Form 20-F
period 2020-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2021-04-12
CIK 1504764

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Preferred shares: 7,149,819,407

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes   ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes   ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes   ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes   ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ◻

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17   ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻ Yes   ⌧ No

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso”, “pesos”, or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars”, “dollars” or “U.S.$” are to United States dollars. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of Ps 3,432.50 per U.S.$1.00, which was the representative market rate published on December 31, 2020. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 8, 2021 the representative market rate was Ps 3,634.07 per U.S. $1.00.

Definitions

In this annual report, unless otherwise indicated or the context otherwise requires, the terms:

●	“BAC Credomatic” or “BAC” means BAC Credomatic Inc. and its consolidated subsidiaries;
●	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

●	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;
●	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;
●	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;
●	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., and their respective consolidated subsidiaries;
●	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;
●	“Grupo Aval”, “we”, “us”, “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;
●	“LB Panamá” means Leasing Bogotá S.A., Panamá and its consolidated subsidiaries;
●	“Multi Financial Group” or “MFG” means Multi Financial Group Inc. and its consolidated subsidiaries.
●	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary; and
●	“Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a supervisory authority ascribed to the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), or the “Ministry of Finance”, holding the inspection, supervision and control authority over the individuals or entities involved in financial activities, securities markets, insurance and any other operations related to the management, use or investment of resources collected from the public, as well as inspection and supervision authority over the holding companies of financial conglomerates in Colombia.

In this annual report, references to “beneficial ownership” are calculated pursuant to the definition ascribed by the U.S. Securities and Exchange Commission, or the “SEC”, of beneficial ownership for foreign private issuers contained in Form 20-F. Form 20-F defines the term “beneficial owner” of securities as referring to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person is also considered to be the “beneficial owner” of securities when such person has the right to acquire within 60 days pursuant to an option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity.

Financial statements

We are a financial holding company and an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Emisores y Valores), and in this capacity, we are subject to inspection and surveillance by the Superintendency of Finance and required to comply with corporate governance and periodic reporting requirements to which all financial holdings and issuers are subject. We are not a financial institution in Colombia and we are not supervised or regulated as a financial institution. Since February 6, 2019, we are subject to the inspection and surveillance of the Superintendency of Finance as the financial holding company of the Aval Financial Conglomerate and we are required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”. All of our Colombian financial subsidiaries, including Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, and their respective financial subsidiaries, are entities under the direct comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance. In the case of LB Panamá’s financial subsidiaries, BAC and MFG, and their respective financial subsidiaries are subject to inspection and surveillance as financial institutions by the relevant regulatory authorities in each of the countries where BAC and MFG operate.

Our consolidated financial statements at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019, and 2018 are included in this annual report and referred to as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the audited consolidated financial statements included herein in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

We and our Colombian subsidiaries prepare consolidated financial statements for publication in Colombia under IFRS as adopted by the Superintendency of Finance in accordance with Decree 1851 of 2013 and 3023 of 2013, as modified by Decrees 2420 and 2496 of 2015, 2131 of 2016, 2170 of 2017, 2483 of 2018 and 2270 of 2019. Prior to January 1, 2018, this accounting standard differed from IFRS as issued by the IASB in certain material respects. Starting on January 1, 2018, Grupo Aval’s consolidated financial statements for publication in Colombia do not differ from the consolidated financial statements prepared under IFRS as issued by the IASB.

Separate financial statements for us and our financial subsidiaries in Colombia are based on IFRS issued by the IASB in Spanish as of December 31, 2018 (which we refer to as “Colombian IFRS”), and pursuant to certain requirements under Colombian regulations. As a result, rules subsequently issued by the IASB are not applicable under Colombian IFRS. Our separate financial statements for local purposes, differ from IFRS as issued by the IASB in the following principal aspects:

●	Loss allowances are calculated based on specific rules of the Financial and Accounting Basic Circular (Circular Básica Contable y Financiera) issued by the Superintendency of Finance (which is applied in the local separate financial statements), whereas under IFRS, loss allowances are calculated according to the criteria set forth in IFRS 9 beginning on January 1, 2018.
●	Financial instruments under Colombian IFRS are classified and measured under specific rules of the Financial and Accounting Basic Circular, whereas under IFRS, financial instruments are classified and measured according to the criteria set forth in IFRS 9 beginning on January 1, 2018 (with the exception of hedge accounting which is still treated under guidelines set forth in IAS 39).

Ratios and Measures of Financial Performance

We have included in this annual report ratios and measures of financial performance such as return on average assets, or “ROAA”, and return on average equity, or “ROAE”. These measures should not be construed as an alternative to IFRS measures and should not be compared to similarly titled measures reported by other companies, which may evaluate such measures differently from how we do. For ratios and measures of financial performance, see “Item 3. Key Information—A. Selected financial data”.

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

Our consolidated statement of financial position and statement of income reflect information prepared under IFRS. Comparative disclosures of financial and operating performance of our Colombian banking subsidiaries, Corficolombiana, Porvenir and that of our competitors are based on separate information prepared under Colombian IFRS as reported to the Superintendency of Finance. These separate financial statements under Colombian IFRS do not reflect the consolidation of subsidiaries such as Corficolombiana, Porvenir or LB Panamá, are not intended to reflect the consolidated financial results of Grupo Aval and are not necessarily indicative of the results for any other future period. Except where otherwise indicated, comparative disclosures of our financial and operating performance pertaining to our operations in BAC and MFG are presented in accordance with IFRS and based on publicly available information filed with regulators. We include certain ratios in this annual report to compare us to our principal competitors, such as ROAA, ROAE, operational efficiency and asset quality indicators, among others.

“Grupo Aval aggregate” data reflects the sum of the separate financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas) as reported to the Superintendency of Finance under Colombian IFRS. When referring to comparative figures to our peers in Central America on a national basis (i) data for Panama reflects the sum of the separate financial statements of BAC and MFG and (ii) data for other countries refers to the separate financial statements for BAC in each country where it operates, in each case as reported with the applicable local regulators.

Throughout this document, unless otherwise noted, references to average consolidated statement of financial position for 2020, 2019 and 2018 have been calculated as follows: the average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year.

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

FORWARD-LOOKING STATEMENTS

Some of the matters discussed in this annual report concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 “Reform Act” including such statements contained in “Item 3. Key Information—D. Risk factors”, “Item 4. Information on the Company—B. Business overview” and “Item 5. Operating and Financial Review and Prospects”.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

●	changes in Colombian, Central American, regional and international business and economic, political or other conditions;
●	developments affecting Colombian, Central American and international capital and financial markets;
●	Government regulation and tax matters and developments affecting our company and industry;

●	declines in the oil and affiliated services sector in the Colombian and global economies;
●	increases in defaults by our customers;
●	increases in goodwill impairment losses, or other impairments;
●	decreases in deposits, customer loss or revenue loss;
●	increases in allowances for contingent liabilities;
●	our ability to sustain or improve our financial performance;
●	increases in inflation rates, particularly in Colombia and in jurisdictions in which we operate in Central America;
●	the level of penetration of financial products and credit in Colombia and Central America;
●	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;
●	decreases in the spread between investment yields and implied interest rates in annuities;
●	movements in exchange rates;
●	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;
●	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;
●	decreases in the level of capitalization of our subsidiaries;
●	changes in market values of Colombian and Central American securities, particularly Colombian Government securities;
●	adverse legal or regulatory disputes or proceedings;
●	successful integration and future performance of acquired businesses or assets;
●	natural disasters, public health crises or internal security issues affecting countries where we operate;
●	loss of any key member of our senior management; and
●	other risk factors as set forth under “Item 3. Key Information—D. Risk factors”.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.          Offer statistics

Not applicable.

B.          Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.          Selected financial data

The following financial data of Grupo Aval at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements prepared in accordance with IFRS, included in this report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and Financial Review and Prospects” included in this annual report.

Statement of income data

IFRS

	2020	2019	2018

	(in Ps billions, except share and per share data)
Total interest income	20,222.8	19,552.7	18,356.6
Total interest expense	(8,262.3)	(8,267.2)	(7,484.8)
Net interest income	11,960.5	11,285.5	10,871.8
Impairment loss on loans and other accounts receivable	(6,267.2)	(4,194.0)	(4,150.0)
Impairment (loss) recovery on other financial assets	(74.8)	60.0	32.5
Recovery of charged-off financial assets	328.1	378.9	320.1
Net impairment loss on financial assets	(6,013.9)	(3,755.1)	(3,797.3)
Net interest income, after impairment losses	5,946.6	7,530.4	7,074.4
Net income from commissions and fees	5,093.4	5,455.3	4,839.6
Gross profit from sales of goods and services	2,823.3	2,374.8	2,643.9
Net trading income	1,295.4	761.9	582.7
Net income from other financial instruments mandatorily at fair value through profit or loss	252.4	217.6	205.8
Other income	1,716.9	1,283.0	1,358.7
Other expenses	(10,652.7)	(10,171.3)	(9,371.0)
Income before tax expense	6,475.3	7,451.7	7,334.1
Tax expense	(1,843.7)	(2,086.3)	(2,149.6)
Net income for the year	4,631.6	5,365.5	5,184.6
Net income for the year attributable to:
Owners of the parent	2,349.5	3,034.4	2,912.7
Non-controlling interest	2,282.1	2,331.0	2,271.9

Earnings per 1,000 shares (basic and diluted earnings):
Common shares (in pesos)	105,449.5	136,188.1	130,725.4
Earnings per 1,000 shares (basic and diluted earnings):
Preferred shares (in pesos)	105,449.5	136,188.1	130,725.4
Dividends per 1,000 shares(1):
Common and preferred shares (in pesos)	54,000.0	60,000.0	60,000.0

Weighted average number of shares:
Outstanding common shares in thousands	15,135,829.5	15,158,004.8	15,169,502.8
Outstanding preferred shares in thousands	7,145,187.6	7,123,012.3	7,111,514.4
Outstanding common and preferred shares in thousands	22,281,017.2	22,281,017.2	22,281,017.2

Statement of financial position data

	2020	2019

	(in Ps billions)
Assets:
Cash and cash equivalents	34,025.5	30,117.2
Trading assets	11,038.9	9,113.7
Investment securities	36,061.8	26,000.3
Hedging derivative assets	156.2	166.6
Total loans, net	195,542.0	173,942.3
Other accounts receivables, net	14,996.3	11,702.3
Non-current assets held for sale	240.4	206.2
Investments in associates and joint ventures	1,029.3	988.0
Tangible assets	8,974.0	8,950.4
Concession arrangement rights	9,187.6	7,521.5
Goodwill	7,713.8	7,348.6
Other intangible assets	1,623.7	1,206.5
Income tax assets	1,797.9	1,141.8
Other assets	508.5	427.2
Total assets	322,895.9	278,832.6

Liabilities:
Trading liabilities	1,452.6	962.4
Hedging derivatives liabilities	56.6	94.3
Customer deposits	211,841.6	175,491.4
Interbank borrowings and overnight funds	7,179.6	9,240.5
Borrowings from banks and others	19,654.5	19,803.3
Bonds issued	27,760.8	21,918.3
Borrowings from development entities	4,029.8	3,882.5
Provisions	912.9	868.6
Income tax liabilities	3,588.2	3,258.6
Employee benefits	1,201.9	1,235.0
Other liabilities	9,777.9	8,729.4
Total liabilities	287,456.3	245,484.3

Equity:
Attributable to the owners of the parent
Subscribed and paid-in capital	22.3	22.3
Additional paid-in capital	8,470.9	8,445.8
Retained earnings	11,302.1	10,289.1
Other comprehensive income	862.0	1,093.4
Equity attributable to owners of the parent	20,657.3	19,850.6
Non-controlling interest	14,782.3	13,497.7
Total equity	35,439.6	33,348.3
Total liabilities and equity	322,895.9	278,832.6

Other financial and operating data

	Grupo Aval
	At and for the year ended December 31,
	2020	2019	2018

	(in percentages, unless otherwise
	indicated)
Profitability ratios:
Net interest margin(1)	5.1%	5.6%	5.7%
ROAA(2)	1.5%	2.0%	2.2%
ROAE(3)	11.7%	16.4%	17.8%
Efficiency ratios(4):
Cost to income	46.0%	47.6%	45.7%
Cost to assets	3.4%	3.8%	3.9%
Capital ratios:
Period-end equity as a percentage of period-end total assets	11.0%	12.0%	11.4%
Tangible equity ratio(5)	8.3%	9.2%	8.4%
Credit quality data:
Cost of risk: Impairment loss on loans and other accounts receivable / average gross loans(6)	3.1%	2.4%	2.6%
Cost of risk, net: Impairment loss on loans and other accounts receivable, net / average gross loans(6)(7)	3.0%	2.2%	2.4%
Charge-offs as a percentage of average gross loans(6)	2.0%	2.7%	2.0%
Loans past due more than 30 days / gross loans(6)	4.9%	4.4%	4.3%
Loans past due more than 90 days / gross loans(6)	3.6%	3.3%	3.1%
Loans classified as Stage 2 / gross loans(6)	13.2%	4.5%	4.6%
Loans classified as Stage 3 / gross loans(6)	6.1%	5.5%	6.0%
Loans classified as Stage 2 and Stage 3 / gross loans(6)	19.3%	10.0%	10.6%
Loss allowance as a percentage of loans past due more than 30 days	110.3%	104.6%	113.9%
Loss allowance as a percentage of loans past due more than 90 days	151.7%	140.1%	158.0%
Loss allowance for Stage 2 loans as a percentage of Stage 2 loans(6)	11.4%	14.4%	15.5%
Loss allowance for Stage 3 loans as a percentage of Stage 3 loans(6)	49.4%	52.4%	50.8%
Loss allowance for Stage 2 and Stage 3 loans as a percentage of Stage 2 and Stage 3 loans(6)	23.5%	35.3%	35.6%
Loss allowance as a percentage of gross loans(6)	5.4%	4.6%	4.8%
Operational data (in units):
Number of customers of the banks(8)	16,999,944	16,474,645	15,654,858
Number of employees(9)	104,862	111,192	91,191
Number of branches(10)	1,589	1,692	1,734
Number of ATMs(10)	5,562	5,671	5,570

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets. Average interest-earning assets for 2020, 2019 and 2018 are calculated as the sum of interest-earning assets at each quarter-end during the applicable year and the prior year end divided by five.
(2)	For the years ended December 31, 2020, 2019 and 2018, ROAA is calculated as net income divided by average assets. Average assets for 2020, 2019 and 2018 are calculated as the sum of assets at each quarter-end during the applicable year and the prior year end divided by five. See “Item 4. Information on the company—B. Business overview—Selected statistical data”.
(3)	For the years ended December 31, 2020, 2019 and 2018, ROAE is calculated as net income attributable to owners of the parent divided by average equity attributable to owners of the parent. Average equity attributable to owners of the parent for 2020, 2019 and 2018 is calculated as the sum of equity attributable to owners of the parent at each quarter-end during the applicable year end and the prior year end divided by five. See “Item 4. Information on the company—B. Business overview—Selected statistical data”.
(4)	Our cost to income ratio is calculated as Other Expenses (see Note 30 of our audited consolidated financial statements), divided by total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income). Our cost to assets ratio is calculated as Other expenses divided by average assets, as defined under ROAA.

(5)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets, excluding those related to concession arrangements rights, Ps 9,187.6 billion in 2020, Ps 7,521.5 billion in 2019 and Ps 5,514.5 billion in 2018) divided by total assets minus intangible assets (as defined before). See “Item 3. Key Information—A. Selected financial data— Ratios and Measures of Financial Performance”.
(6)	Gross loans exclude Interbank and overnight funds (Ps 4,693.7 billion in 2020, Ps 2,719.0 billion in 2019 and Ps 7,635.2 billion in 2018) as these are short-term liquidity operations generally not subject to deterioration. Total gross loan portfolio includes Interbank and overnight funds. Throughout this document charge-offs and write-offs refer to the same concept.
(7)	Impairment (loss) on loans and other accounts receivable, net refers to Impairment (loss) on loans and other accounts receivable minus Recovery of charged-off financial assets.
(8)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our Colombian banking subsidiaries, BAC and MFG (for 2020 only) are counted separately for each banking subsidiary.
(9)	Number of employees is defined as the sum of direct, temporary and outsourced personnel in financial entities (68,774 in 2020, 71,269 in 2019 and 71,851 in 2018), call-centers (8,813 in 2020, 8,538 in 2019 and 8,081 in 2018) and employees of non-financial entities of Corficolombiana (27,275 in 2020, 31,385 in 2019 and 11,259 in 2018). Employees in financial entities include 1,222 employees of MFG (for 2020 only).
(10)	Reflects aggregated number of full-service branches or ATMs of our Colombian banking subsidiaries, BAC and MFG (for 2020 only), as applicable, located throughout Colombia and Central America.

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

	Year ended December 31,
	2020	2019	2018

	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	317,797.0	267,058.8	240,905.4
Average equity attributable to owners of the parent(2)	20,146.5	18,521.1	16,349.5
Net income	4,631.6	5,365.5	5,184.6
Net income attributable to owners of the parent	2,349.5	3,034.4	2,912.7
Net income attributable to non-controlling interest	2,282.1	2,331.0	2,271.9
ROAA(1)	1.5%	2.0%	2.2%
ROAE(2)	11.7%	16.4%	17.8%
Net income attributable to non-controlling interest divided by net income	49.3%	43.4%	43.8%

(1)	For methodology used to calculate Average assets and ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.

(2)	For methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.

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

Summary

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

●	Risks relating to Colombia and other countries in which we operate:
o	we are exposed to adverse economic and political conditions in Colombia and other countries in which we operate, including variations in the exchange rates or downgrades in credit ratings of sovereign debt securities;
o	we are exposed to the vulnerability to external shocks of the Colombian and Central American economies;
o	we are exposed to internal security issues that have had or could have a negative effect on the Colombian economy;
o	we are exposed to political and economic instability in the region;
o	we are exposed to changes in Government policies and actions, as well as judicial decisions in Colombia and other countries in which we operate that could significantly affect the local economy;
o	we are exposed to violations of anti-corruption laws and other laws in the jurisdictions in which we operate;
o	we are exposed to risks related to our participation in government enforcement actions and/or ongoing governmental investigations;
o	we are exposed to changes in tax regulations or the interpretation thereof that could result in new or higher taxes as well as Colombian tax haven regulations;
o	we are exposed to natural disasters, acts of war or terrorism, rioting or other external events;
o	we are exposed to public health threats such as the coronavirus outbreak and other pandemic diseases; and
o	we are exposed to risks related to global climate change and environmental requirements;

●	Risks relating to our businesses and industry
o	Risks relating to our banking business

◾	we are exposed to a deterioration in asset quality, including the loan portfolios of our banking subsidiaries;
◾	we are exposed to the inability of our banking subsidiaries to realize on collateral or guarantees of secured loans;
◾	we are exposed to limitations on the ability of our banking subsidiaries to collect on monetary obligations and enforce rights against collateral or under guarantees imposed by Colombian and Central American insolvency laws;
◾	we are exposed to failures of our risk management processes, including credit and market risk;
◾	we are exposed to declines in the value of our banks’ sovereign debt portfolios;
◾	we are exposed to counterparty risk;
◾	we are exposed to market and operational risks associated with derivatives transactions;
◾	we are exposed to liquidity risk;
◾	we are exposed to defaults by one or more of our largest borrowers;
◾	we are exposed to downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries;
◾	we are exposed to prepayment risk;
◾	we are exposed to high competition in the credit card industry;

◾	we are exposed to changes in banking and financial services laws and regulations in Colombia and the other countries in which we operate;
◾	we are exposed to changes in accounting standards;
◾	we are exposed to regulatory actions that may result in fines, penalties or restrictions;
◾	we are exposed to legal and other challenges to maximize revenue from credit card fees and other fees from customer; and
◾	we are exposed to the failure to protect personal information.

o	Risks relating to our merchant banking business

◾	we are exposed to difficult market conditions that could affect Corficolombiana;
◾	we are exposed to Corficolombiana’s inability to realize profits from illiquid assets, which represent a significant part of its investments;
◾	we are exposed to risks derived from Corficolombiana holding minority interest in other companies;
◾	we are exposed to the concentration of Corficolombiana’s investments in five industries; and
◾	we are exposed to a variety of other issues outside of our control.

o	Risks relating our pension and severance fund management business

◾	we are exposed to risks derived from the highly regulated market in which Porvenir operates; and
◾	we are exposed to risks derived from the management of a significant amount of debt securities in pension and severance funds issued or guaranteed by the Colombian Government.

o	Other risks relating to our businesses

◾	we are exposed to fluctuations in interest rates and other market risks;
◾	we are exposed to our inability to effectively manage risks associated with the replacement of benchmark indices;
◾	we are exposed to fluctuations between the value of the Colombian peso or other local currencies where we operate, and the U.S. dollar;
◾	we are exposed trading risks with respect to our trading activities;
◾	we are exposed to limitations on interest rates;
◾	we are exposed to limitations on the ability of residents to obtain loans denominated in foreign currency;
◾	we are exposed to constitutional actions, class actions and other legal actions involving claims for significant monetary awards against financial institutions;
◾	we are exposed to risks derived from acquisitions and strategic partnerships not performing in accordance with expectations, failing to receive required regulatory approvals or disrupting our operations;
◾	we are exposed to risks derived from our inability to manage our growth successfully;
◾	we are exposed to operational risks;
◾	we are exposed to risks derived from the failure of our information systems;
◾	we are exposed to cybersecurity threats;
◾	we are exposed to risks derived from our inability to detect money laundering and other illegal or improper activities fully or on a timely basis;
◾	we are exposed to competition and consolidation in the Colombian and Central American banking and financial industry;
◾	we are exposed to risks derived from our dependency on our senior management and Board of Directors;
◾	we are exposed to reputational risk; and
◾	we are exposed to risks derived from conflicting interests between our controlling shareholder and other common, preferred shareholders and ADS holders.

●	Risks relating to our Central American operations
o	we are exposed to risks derived from our inability to address the challenges and risks presented by our operations in countries outside Colombia;
o	we are exposed to our dependency on BAC’s and MFG’s current senior management;
o	we are exposed to changes in credit card regulations; and
o	we are exposed to compliance risks in connection with a multi-jurisdictional regulatory regime.

●	Risks relating to our preferred shares and ADSs
o	we are exposed to exchange rate volatility;
o	we are exposed to restrictions on purchases of our preferred shares;

o	we are exposed to risks derived from the relative illiquidity of the Colombian securities markets;
o	we are exposed to risks derived from our inability to continue to develop or maintain an active market for our preferred shares and ADSs;
o	we are subject to different corporate rules and regulations than those available in other jurisdictions which may make it more difficult to holders of ADSs and underlying preferred shares to protect their interests;
o	we are subject to limitations imposed by Colombian law on our ability to pay dividends on the ADSs or underlying preferred shares;
o	holders of ADSs may encounter difficulties in the exercise of dividend rights and in the limited voting rights of our preferred shares;
o	our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE;
o	preemptive rights may not be available to holders of preferred shares or ADSs;
o	our ability to make payments on the ADSs may be adversely affected if we become unable to convert Colombian pesos to U.S. dollars or to transfer U.S. dollars abroad;
o	we are exposed to price variations as a result of being traded on more than one market;
o	if holders of ADSs surrender their ADSs and withdraw preferred shares, they may face adverse Colombian tax consequences;
o	banking regulations, accounting standards and corporate disclosure applicable to us differ from those in the United States and other countries;
o	judgments of Colombian courts with respect to our preferred shares will be payable only in pesos; and
o	U.S. investors in our preferred shares or the ADSs may find it difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.

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

Colombia is subject to economic, political and other uncertainties, including changes in monetary, exchange control and trade policies that could affect the overall business environment in Colombia, which would, in turn, affect our results of operations and financial condition. For example, the Central Bank of Colombia (the “Colombian Central Bank” or “Central Bank”), could sharply raise or lower interest rates, which could negatively affect our net interest income and asset quality, and also restrict our growth. Variations in exchange rates could also negatively affect the foreign currency positions of our borrowers or our or our subsidiaries’ solvency, liquidity or profitability. Any of these events could have an adverse effect on our results of operations and financial condition.

Decreases in the growth rate of the Colombian economy, periods of negative growth, material increases in inflation or interest rates, or high fluctuations in the exchange rate could result in lower demand for, or affect the cost of risk and the pricing of our services and products. Due to the fact that a large percentage of the costs and expenses of our subsidiaries is fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, in which case our profitability could be affected.

In the case of our pension and severance fund management business, economic conditions may affect the businesses and financial capacity of employers, which may result in a reduction in employee-contributor head counts or decrease the ability of employers to create new jobs or increase employee incomes and could reduce returns on “stabilization reserves” and/or performance-based fees.

Our results of operations and financial condition also depend on economic, political and social conditions in other countries where our non-Colombian subsidiaries operate, primarily in Central America. The political, economic and social environments in such countries are affected by many different factors, including significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, exchange rate movements, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, civil strife, political instability, drug trafficking and other forms of organized crime, wage and price controls, changes in tax policies, imposition of trade barriers, changes in the prices of commodities and unexpected changes in regulation. The results of operations and financial condition of our Central American operations could be affected by changes in economic and other policies of each country’s government, which have exercised and continue to exercise substantial influence over many aspects of the private sector, and by other social and political developments in each country.

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

A significant decline in economic growth of any of Colombia’s or Central America’s major trading partners could have a material adverse effect on the trade balance and economic growth of the countries where we operate. In addition, a “contagion” effect, where an entire region or asset class becomes less attractive to, or subject to outflows of funds by, international investors could negatively affect Colombia or Central American countries in which we operate. Lower than expected economic growth may result in asset quality deterioration and could negatively affect our business.

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

Fluctuations in commodity prices and volatility in exchange rates in the past have led to a deceleration in growth. In particular, the oil industry remains an important determinant of Colombia’s economic growth. Substantial or extended declines in international oil prices or national oil production may have an adverse effect on the overall performance of the Colombian economy and could have an adverse impact on the results of operations and financial condition of oil industry companies, which could have an adverse impact on our loans to oil industry companies. Our banking subsidiaries do not maintain a significant overall exposure to oil industry clients and have not been materially impacted by the decrease in international oil prices, however, continuing falling market prices, pose significant challenges to Colombia’s near-term outlook and may impair the ability of some of the clients of our banking subsidiaries to repay their debt obligations. Although the growth of the Colombian economy is expected to be steady in the future, there is no guarantee that the past decade’s average growth will be maintained.

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

Colombia has experienced internal security issues, primarily due to the activities of paramilitary and guerrilla groups, such as the National Liberation Army (Ejército de Liberación Nacional), or “ELN”, urban militias, former members of the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC”, and of drug cartels. These groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Any breakdown in peace, renewed or continuing drug-related crime and guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including any peace negotiation with guerilla, paramilitary or other group, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy.

Political and economic instability in the region may affect the Colombian economy and, consequently, our results of operations and financial condition.

Some of Colombia’s neighboring countries, particularly Venezuela, have experienced and continue to experience periods of political and economic instability. A significant number of Venezuelans have emigrated amid food and medicine shortages and profound political divisions in their country and a relevant portion of those migrants have opted to live in Colombia, and many have arrived with only what they could carry. Providing migrants with access to healthcare, utilities and education may have a negative impact on Colombia’s economy if the Government is not able to respond adequately to legalize migrants, generate programs to create jobs and help them find formal employment, and increase tax revenue and consumption.

Moreover, diplomatic relations with neighboring countries have from time to time been tense and affected by events surrounding the Colombian military forces’ confrontations with guerilla groups, particularly on Colombia’s borders with each of Venezuela and Ecuador.

Moreover, diplomatic relations between Colombia and Nicaragua involving disputed waters could result in the Nicaraguan Government taking measures, or a reaction among the Nicaraguan public, which would be detrimental to Colombian-owned interests in that country, including those owned by us through BAC.

Further economic and political instability in Colombia’s neighboring countries or any future deterioration in relations with countries in the region may result in the closing of borders, the imposition of trade barriers and a breakdown of diplomatic ties, or a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Finally, political conditions such as changes in the United States policies related to immigration and remittances, could affect the countries in which we operate. Economic conditions in the United States and the region generally may be impacted by the United States-Mexico-Canada Agreement. This could have an indirect effect on the Colombian economy and the countries in which we operate.

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

Moreover, regulatory uncertainty, public dialogue on reforms in Colombia and other countries where we operate, or the approval of reforms, may be disruptive to our business or the economy and may result in a material and adverse effect on our financial condition and results of operations.

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

Grupo Aval and certain of its subsidiaries and officers are defendants in government enforcement actions and/or subject to ongoing governmental investigations relating to the Ruta del Sol Project Sector 2 in Colombia and the United States. For further information about these proceedings and investigations, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings”.

We and our subsidiaries are exposed to a variety of potential material negative consequences as a result of these proceedings and investigations, which could result in judgments, settlements, admissions of wrongdoing, criminal convictions, fines, penalties, injunctions, cease and desist orders, debarment or other relief and we and our subsidiaries could be exposed to other litigation as a result of these proceedings and investigations, including actions initiated by shareholders.

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

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia and other countries in which we operate could adversely affect our results of operations and financial condition or generate burdens to our shareholders or lenders.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on dividends, withholdings on debt service, taxes on financial transactions, to fund Colombia’s war against terrorism and taxes created in order to fund post-conflict programs related to the peace negotiations with guerrilla forces. The Colombian Government is also obliged by Law 1473 of 2011, also known as Law of Fiscal Rule, to significantly reduce its fiscal deficit and address issues regarding public policy, oil price volatility, migrations, public health events or other events that could require further tax reforms over the following years. However, on June 2020, the fiscal rule committee announced the suspension of the fiscal rule for 2020 and 2021 due to the economic effects caused by the COVID-19 pandemic in the country. This, in addition to an increase in fiscal deficit and pressure from rating agencies, could lead to higher taxation rates on our business and that of our borrowers. Changes in tax-related laws and regulations, and interpretations thereof, can impact tax burdens by increasing tax rates and fees, creating new taxes or withholdings, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

Between 2012 and 2019, the Colombian Congress passed five tax reforms submitted by the Colombian Government and, due to the economic impact of the COVID-19 pandemic, a new tax reform is expected to be filed before the Congress during the first half of 2021. The Colombian Government has announced that this reform will include a decrease in corporate income taxes and the removal or deferral of some special deductions and benefits. Additionally, the announced tax reform may include a value added tax on an extended base of goods, increase the population people subject to income tax and create a special tax applicable to high income retirement pensions and high income public employees. The final text of the tax reform is highly uncertain and its consequences cannot be predicted at this stage.

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

On December 27, 2019, Law 2010 also known as the Economic Growth Law, was enacted. Law 2010 of 2019, adopts standards for the promotion of economic growth, employment, investment, strengthening of public finances and the progressivity, equity and efficiency of the tax system, such as:

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

For further information, see “Item 10. Additional Information—E. Taxation”.

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

Article 260-7 of the Colombian Tax Code was reformed by Law 1819 of 2016. This reform establishes a new legal framework and provides criteria pursuant to which certain jurisdictions may be classified as non-cooperative jurisdictions with low or no taxation or as jurisdictions with preferential tax regimes. This legal framework established a higher tax-withholding rate on Colombian source payments to those jurisdictions and entities considered part of such a jurisdiction.

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

Since December 2019, COVID-19 began to spread in China and promptly expanded to Europe, the United States and more than 200 countries, including Colombia and other countries in which we operate. Such events are causing disruption of regional and global economic activity, which has affected and may continue to affect our operations, financial results and the quality of our loan portfolio due to long periods of quarantines, unemployment, reduced household and corporate income, laws or regulation that impair our ability to operate, charge fees or interests or collect debt service, aggregate demand and limitations in the production and commerce of goods and services. The extent to which COVID-19 might affect our future results will depend on highly uncertain and unpredictable developments, including information which may emerge concerning the severity of future COVID-19 waves or new strains, and the actions to contain it, among others.

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

Governments in the countries in which we operate have issued sanitary restrictions designed to reduce COVID-19 infections, such as preventive quarantines, suspension of on-site lectures, border restrictions, as well as the suspension of public events and the installment of mandatory social distancing regulations; with the exception of the Nicaraguan Government, which has not taken more strict precautions and instead maintains basic epidemiological surveillance and basic hygiene controls. In the case of Colombia, Costa Rica, Honduras, Panama and Guatemala, partial curfews have been established, to further restrict citizens’ exposure to the virus, along with public and private vehicle circulation restriction policies.

See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Risk” for further information on credit risk management, relief measures available for customers, additional measures taken by Governments and central banks, and an overall analysis of the negative impacts of coronavirus on our business, financial condition and results of operations including the line items referenced above.

Risks related to global climate change and environmental requirements

Climate change initiatives, laws or regulations, seeking to protect and adapt the companies to the environment, could be applicable to us in a non-material way. However, even if the impacts of such dispositions are not related specifically to the core business of Grupo Aval, it could have an effect on some of our affiliates’ financing products. The occurrence of environmental changes in dry seasons, floods, droughts, and others climate variations or changes in the local environmental legislation, could result in decreases of business operations for some of our banking customers due to lower revenues and slower business production or in asset impairment. Clients whose productivity and financial conditions could be affected by climate change policies could experience delays on repayment obligations to our banking subsidiaries or lower credit profiles susceptible to downturns in the economy. We might not be able to continue providing services to customers that participate in businesses with an adverse environmental impact. We could also be subject to reputational risk as a result of shifting sentiment among customers and increasing attention and scrutiny from other stakeholders on our response to climate change. Moreover, some of our investments related to energy and gas, infrastructure, agribusiness and hotel industries are vulnerable to the environmental changes mentioned above.

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

A substantial number of our banks’ customers are individuals and small and medium sized enterprises, or “SMEs”, and these customers are potentially more susceptible to downturns in the economy than large corporations and high-income individuals. In addition, some corporate clients could suffer the effects of economic downturns. Consequently, our banking subsidiaries may experience higher levels of past due or impaired loans, which could result in increased impairment losses on loans and other accounts receivable due to defaults by, or deterioration in the credit profiles of, individual borrowers. Past due or impaired loans and resulting impairment losses may increase materially in the future and adversely affect our results of operations and financial condition.

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

Our banking subsidiaries originate loans that are secured by collateral, including real estate and other assets that are generally located in Colombia and the countries where we operate. The value of collateral may significantly fluctuate or decline due to factors beyond the control of our subsidiaries, including, for example, prevailing economic and political conditions in the relevant jurisdiction. At December 31, 2020, 42.6% of consolidated loans past due more than 30 days were secured. An economic slowdown may lead to a downturn in the Colombian or Central American real estate markets, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing these loans or any other collateral securing these loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for loss allowance of our loans secured by such collateral. If this were to occur, we may need to incur additional impairments to cover actual losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Our banking subsidiaries also make loans on the basis of guarantees from relatives, affiliates or associated persons of their principal borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, the ability of our banks to enforce such guarantees may be impaired.

In addition, our banking subsidiaries may face difficulties in enforcing their rights as secured creditors against borrowers, collateral or guarantees. In particular, timing delays, documentary and procedural problems in realizing against collateral, as well as debtor-protective or other judicial interpretations of the law, may make it difficult to foreclose on collateral, realize against guarantees or enforce judgments in our favor, which could materially and adversely affect our results of operations and financial condition.

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

Our Colombian banks’ securities portfolio primarily consists of debt securities issued or guaranteed by the Colombian Government. We are exposed to significant credit, market and liquidity risks associated with debt securities. At December 31, 2020 and 2019, debt securities represented 12.2% and 10.5% of our consolidated total assets, respectively, of which 44.1% and 47.9% were issued by the Colombian Central government, and 18.7% and 16.9% were issued or backed by Central American governments, respectively. A significant decline in the value of these government securities could materially and adversely affect our debt securities portfolio and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory Investments”.

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

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 73.5% and 71.3% of our consolidated total liabilities at December 31, 2020 and 2019, respectively. Because our banking subsidiaries rely primarily on deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate or overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition. The liquidity of our financial entities could also be impacted by reputational events affecting our entities as well as systemic events.

Default by one or more of our largest borrowers could adversely affect our results of operations and financial condition.

Our exposure is concentrated in certain economic sectors and large corporations that could increase our impairment losses. Default on loans by one or more of these borrowers may materially adversely affect our results of operations and financial condition.

For a summary of our largest impaired exposures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Grupo Aval—Net impairment loss on financial assets”.

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

Our banking subsidiaries may be required to raise additional capital in the future to maintain regulatory capital ratios and provide liquidity to meet commitments and business needs, particularly if asset quality or earnings were to deteriorate. Since February 6, 2019, we are subject to the inspection and surveillance of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and we might be required in the future to raise additional capital to comply with new regulatory adequacy rules applicable to us at the conglomerate level. Furthermore, Decree 1477 of 2018 modified the capital adequacy requirements applicable to financing entities in Colombia. As a result, our banking subsidiaries migrated to Basel III capital requirements on January 1, 2021. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”. For a summary of our and our banking subsidiaries current credit ratings and outlook, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Funding”.

Adverse changes in credit ratings or outlooks could increase the cost of funding in the capital markets or borrowings, or reduce the feasibility of refinancing existing debt or issue new debt required to finance our future projects. In addition, lenders and counterparties in derivatives transactions are sensitive to the risk of a ratings or outlook downgrade. Our ability to raise deposits may also be impacted by a change in credit ratings or outlooks, which could make us less successful when competing for deposits or preclude us or our subsidiaries from receiving funds from institutional investors, governments, governmental entities, or other providers of deposits and other funding.

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

Banking and financial services laws and regulations are subject to ongoing review and revision, including changes in response to global regulatory trends. As a result, governments have been actively considering new banking laws, regulations, reviewing and revising existing laws and regulations, particularly in relation to capital adequacy and accounting standards that may change the perceived strength on our banks, our credit ratings or our ability to grow or pay dividends. In addition, various international developments, will continue to impact us in the coming years. Decree 2555 of 2010 was amended in 2012, 2015, 2018 and 2019, modifying certain capital adequacy requirements for Colombian credit institutions. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”.

On September 21, 2017, the Colombian Congress passed Law 1870 to strengthen the regulation and supervision of financial conglomerates, also known as Law of Financial Conglomerates (Ley de Conglomerados Financieros). This law sets out the principles for supervising and regulating financial conglomerates. This law and its regulatory decrees (i) established criteria for identifying members of the financial conglomerates, as well as their controlling financial holding companies; (ii) provided the Colombian Government and Superintendency of Finance with tools to regulate and supervise financial conglomerates with respect to capital adequacy, corporate governance standards, risk management, internal control and criteria for identifying, administering, monitoring and revealing conflicts of interest; and (iii) established obligations and responsibilities applicable to the financial holding companies regarding the application and promotion of guidelines and rules across the financial conglomerates. Financial holding companies may be exposed to sanctions and fines derived from the breach of this law and its regulatory decrees by any member of the financial conglomerate. We cannot assure that such law and its regulatory decrees will not have a material adverse impact on us. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Regulatory framework for Colombian Financial Conglomerates”.

Colombia and Central America have been impacted by regulatory changes regarding banking and corporate laws and regulations. In general terms, the COVID-19 pandemic has resulted in an array of special laws and regulations that have had a direct and/or indirect impact over our business in Colombia and in Central America; these rules have spanned from declaring national emergencies (i.e. establishing lockdowns, requiring business closures, restricted mobility, mandatory quarantines, curfews and/or public transportation limitations, allowing delays in judicial proceedings, etc.) to diverse labor-related regulations (e.g. suspension of work agreements), mandatory deferrals and other regulatory measures aimed at providing relief to clients impacted by the economic challenges resulting from the multiple health-related measures that were enacted.

In Colombia, as a response to the adverse impact of COVID-19 in the economy, the Superintendency of Finance issued External Circular 007 of 2020, through which financial institutions were required to apply favorable conditions to the loans granted to customers affected by the COVID-19 pandemic. Additionally, the Superintendency of Finance issued External Circular 008 of 2020 to promote the use of digital channels for the provision of financial services. The Superintendency of Finance also issued External Circular 009 of 2020 providing financial institutions with instructions with respect to the measures to be implemented to mitigate the effects of the COVID-19 pandemic on financial markets. Regarding credit risk management, the Superintendence of Finance issued External Circular 022 of 2020 establishing a debtor support program (Programa de Acompañamiento a Deudores) and additional prudential measures regarding credit risk which allowed financial institutions to review the terms and conditions of their loans without affecting their credit ratings. The application of this debtor support program has been extended until June 30, 2021.

In December 2020, the Comisión Nacional de Bancos y Seguros (National Commission of Banks and Insurances or “NCBI”) in Honduras issued exceptional measures to develop prudential regulatory mechanisms for the treatment that financial institutions should give to the loan portfolio that could be directly or indirectly impacted by COVID-19 and the two tropical storms that affected the country in 2020. Pursuant to such measures, financial institutions in Honduras were required to create a “Restricted Non-Distributable Capital Reserve” which should be used exclusively to cover the deterioration of the loan portfolio affected by the COVID-19 pandemic and those natural phenomena. This capital reserve should amount to the total balance of the “Profits From Previous Years” account plus the profits recorded as of the end of the financial year 2020 and should be constituted no later than January 31, 2021. Upon the loan portfolio’s effective impairment, financial institutions are required to proportionally take amounts from the “Restricted Non-Distributable Capital Reserve” and charge them as Provision for Losses in the statement of income. The “Restricted Non-Distributable Capital Reserve” is meant to be temporary and last until December 31, 2025. Furthermore, financial institutions may request the NCBI the reclassification of any remnants of the “Profits From Previous Years” account, as long as it can provide sufficient evidence that it has created provisions for 100% of the impaired loan portfolio. The balance of the “Restricted Non-Distributable Capital Reserve” will be considered for regulatory purposes: (i) in its entirety as part of the “own-resources” account and as “complementary capital” for the purpose of calculating the capital adequacy ratio and (ii) up to 50% for the purposes of calculating the default coverage ratio; provided that such percentage is meant to be gradually diminished according to the conditions of each financial institution.

Costa Rica experienced legislative changes that have negatively impacted fees and interest rate income. On June 20, 2020, law No 9859 (popularly known as the Usury Law or “Ley contra la Usura Crediticia”) modified the Antitrust and Consumer Protection Law (No 7472) and established, among other provisions, a maximum allowed interest rate for local credit operations. Furthermore, the executive rule that will regulate the implementation of Law No 9859 is currently under discussion and, in spite of not having been yet approved by the executive branch, its initial draft anticipates relevant impacts to our interest income and our business model. Furthermore, on March 24, 2020, Congress enacted Law No 9831 (in Spanish “Ley de Comisiones Máximas del Sistema de Tarjetas”) which, among other matters, regulates and establishes limits to card acquiring and interchange fees and to other fees related to card and electronic payments. In this regard, on November 25, 2020, the Costa Rican Central Bank issued a set of executive rules (in Spanish “Reglamento del Sistema de Tarjetas de Pago”) that further regulate some of the aspects established in the aforementioned Law. Both, Law No. 9859 and Law No. 9831 have a significant adverse impact on the income of local financial entities. Furthermore, a bill called the “Ley de Creación de una Tasa para el Mejoramiento de la Justicia Cobratoria” is currently under discussion in the Costa Rican Congress and intends to create a new specific non-refundable fee that would be charged to the plaintiff as a requirement to file a collection lawsuit. This new “tax” could further impact the overall financial margin and our ability to collect smaller delinquent obligations in our Costa Rican loan portfolios.

Costa Rica has also experienced changes regarding capital requirements. On June 6, 2020, the Central Bank of Costa Rica increased the minimum capital requirement for commercial private banks to ¢16,970 million Colones (equivalent to U.S.$28.6 million). The Superintendency of Securities also increased such requirement on June 30, 2020 for securities brokers and investment fund management companies, to ¢206 million Colones (equivalent to U.S.$343,300) and ¢141 million colones (equivalent to U.S.$235,000), respectively. Even though our subsidiaries were already in compliance with these increased requirements, these recent changes evidence a growing focus of the Costa Rican authorities to regulate capital requirements.

In Guatemala, as a response to the adverse impact that COVID-19 related measures (Decrees 5-2020 and 6-2020) were having on the economy, the Monetary Board issued the temporary administrative dispositions: i) JM 32-2020; ii) JM 34-2020; iii) JM 63-2020, to alleviate the situation with credit card consumers and other debtors. These provisions allowed financial institutions to review terms and conditions of loans that were not in arrears for more than a month without affecting the credit ratings and to grant deferrals. The process for consumers to apply for these benefits was also simplified. The use of generic reserves was allowed and the Regulations on Liquidity Risk Management (regarding policies, procedures, systems and calculations of liquidity coverage) were updated and revised. These dispositions were later ratified by the Congress of the Republic of Guatemala through Decree 12-2020 that enacted a national emergency law to protect Guatemalans from de effects caused by the COVID-19 pandemic.

In Nicaragua, the Law of Public Registries (“Ley General de los Registros Públicos”) and the Commercial Code (“Código de Comercio”) were amended in August 2020 in order to include important changes to corporate law. Among their main amendments were the creation of a Registry of Final Beneficiaries of Corporations and the obligation that all legal entities must register information identifying their shareholders and ultimate beneficiaries. This Registry is meant to guarantee the integrity, confidentiality and traceability of the information contained therein, and it will be accessed only by authorized authorities. Furthermore, in February 2021, the National Assembly approved an amendment to its Consumer Protection Law (“Ley de Protección de los Derechos de las Personas Consumidoras y Usuarias”) in order to regulate the process that a financial institution must follow when closing bank accounts or denying the opening of such accounts or the provision of other financial services to existing (or prospective) clients, establishing that such actions should be taken with sound legal ground and should be notified to the client.

In El Salvador, in addition to several COVID-19 related regulations that had an adverse impact on the economy and the financial sector, towards the end of 2020, several articles of the “Ley de Regulación de los Servicios de Información sobre el Historial Crediticio de las Personas” were modified in order to reduce the amount of time that negative client information (e.g. negative credit history) can be stored by credit bureaus and financial institutions. Congress also enacted an Electronic Securities Law (“Ley de Valores Electrónicos”) which will come into force in 2021 and is expected to substantially assist our digital transformation efforts by allowing online loan origination using notes and other securities executed electronically using “simple” electronic signatures. Similarly, the Salvadorian Commercial Code was amended to facilitate the corporate governance practices of corporations in a remote environment.

Due to the significant impact of the COVID-19 pandemic in Panamá, the Panamanian Government established a state of emergency by means of Cabinet Resolution 11 of March 13, 2020 which created the legal framework to further enact measures to mitigate the spread of the virus. These measures included a nationwide lockdown and a temporary mandatory closing of all non-essential businesses. Furthermore, in an attempt to mitigate the economic effects of such measures, the Panamanian Banking Regulator (Superintendencia de Bancos de Panama) issued Rule 2-2020 of March 16, 2020, whereby banks were authorized to defer and or otherwise modify the contractual terms of loans in accordance with the conditions of such debtors that could demonstrate an impairment in their payment capacity due to the COVID-19 pandemic. Rule 2-2020 was further modified by Rules 3-2020 (March 26), 7-2020 (July 14), 9-2020 (September 11) and 13-2020 (October 21) which have sought to adapt such provisions to the development of other pandemic mitigation measures. Additionally, a mandatory moratorium was enacted on June 30, 2020 by means of Law 156 pursuant to which banks and other financial institutions were prohibited to collect payments, increase interest rates or apply fees or other surcharges to mortgage loans, personal loans, car loans, credit card debt, small and medium enterprise loans, commercial loans, transportation industry loans, agricultural loans and other forms of consumer/commercial loans, from: (i) debtors affected by work suspensions or dismissals, (ii) independent workers and/or (iii) businesses with a impaired payment capacity due to the COVID-19 pandemic. Moreover, since the law was considered of social interest, it was given retroactive effect as of March 1, 2020. Although it initially was expected to be in effect until December 31, 2020, the Panamanian Banking Regulator, by means of Rule 13-2020 extended the validity of these measures of financial relief to June 30, 2021 for those debtors that, by January 1, 2021, were still economically affected by the COVID-19 pandemic. Finally, on February 1, 2021, Bill 267 was submitted to the National Assembly in an attempt to extend the validity of Law 156 of 2020 (and its mandatory moratorium) to December 31, 2021. Similarly, Bill 490 has recently been approved in first debate and intends to extend the mandatory payment deferral to June 30, 2021, to force interest condonation and substantially limit the accrual of future interests or fees. The effects of this Bill are still uncertain, and although these types of moratoriums were established in other countries in Central America during 2020, Panama has evidenced an important delay recovering overdue payments related to COVID-19 relief measures. From the total outstanding overdue payments resulting from relief measures granted in connection with COVID-19 in our Central American operations as of December 31, 2020, 75% corresponded to Panamanian loans.

The Panamanian Government also enacted Executive Decree 81 of March 20, 2020 allowing those temporally closed companies to suspend their contracts with employees and to withhold the payment of salaries during the state of emergency. This decree was modified by the Executive Decrees 95, 97, 100, 229 and 231 of 2020 and 8 of 2021. More recent modifications to the Executive Decree established a plan to reactivate the suspended contracts pursuant to a “businesses reopening” schedule.

Finally, the Panamanian National Assembly is discussing Bill No 420, which intends to set a maximum interest rate of 1.25% per month to banking operations. This Bill also intends to amend the criminal code to make lending at a superior rate a criminal offense punishable with three to five years in prison. At its current stage, this bill needs still to undergo an additional round of Debate and approval before the plenary of the National Assembly and, if approved, it would also need to receive the approval from the President (as head of the Executive Branch) for it to become law.

The adoption of new laws or regulations, or changes in the interpretations or enforcement of existing laws or regulations may have an adverse effect on our results of operations and financial condition.

Our financial results may be negatively affected by changes to accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and when possible, we determine their potential impact and disclose significant future changes in our audited consolidated financial statements that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS standards, as well as potential IFRS changes. For further information about developments in financial accounting and reporting standards, see Note 2 to our audited consolidated financial statements.

Regulatory actions may result in fines, penalties or restrictions that could materially and adversely affect our businesses and financial performance.

Our Colombian banks, as well as Corficolombiana, Porvenir and our international banking operations, are subject to regulation and supervision by financial authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our subsidiaries’ organization and operations, including, for example, the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit transactions. Failure to comply with applicable regulations could subject our banking subsidiaries to fines or sanctions or even revocation of licenses or permits to operate. In the event that any of these subsidiaries encounter significant financial problems, is in danger of insolvency or becomes insolvent, or is otherwise deemed as non-viable, the financial authorities would have broad powers to intervene in our management and operations, including suspending or removing management and, in extreme circumstances, putting our banks, Corficolombiana, Porvenir and our international banking operations, into conservatorship or receivership or taking control of our banks, Corficolombiana, Porvenir and our other subsidiaries. Since February 6, 2019, Grupo Aval is subject to the inspection and supervision of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and is required to comply with capital adequacy and additional regulations applicable to financial conglomerates that became effective on November 2019 and February 2020. As a result, we may become subject to more stringent regulation. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”.

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

Our banks manage and hold confidential personal information of customers in the normal course of their banking operations. Although, our banks have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or unauthorized access to privileged information, fraud or events that interfere with regular banking and other services could subject our banks and us to legal actions, administrative sanctions and damages.

Although we work to develop secure data and information processing, storage and transmission capabilities to enhance information security, we face risks related to security breaches in connection with debit and credit card transactions that typically involve the transmission of personal information of our customers through various third parties, including retailers and payment processors. We and some of these parties have in the past been the target of security breaches and because the transactions involve third parties and environments, where we do not control the processing, storage or transmission of such information or the security protocols enacted by such third parties or in such environments, security breaches affecting any of these third parties could affect us, and in some cases we may have exposure and suffer losses for breaches relating to them, including costs to replace compromised debit and credit cards and address fraudulent transactions.

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

As of December 31, 2020, 76.8% of Corficolombiana’s investments were made in privately-held companies. There are often no readily ascertainable market prices for such securities or for those investments of Corficolombiana in listed companies with low or medium trading volumes. As a result, there may be limited or no marketability for these investments, and they may decline in value while Corficolombiana might be seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such investments for a period. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, it is possible that investments in privately-held companies will only be disposed over a substantial length of time, if at all, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period—sales that it had planned to make.

Corficolombiana might have minority investments in companies and therefore, it might not control them.

Corficolombiana’s investments include non-controlling equity interests, and it may also dispose of a portion of its majority equity securities in portfolio companies over time in a manner that results in Corficolombiana retaining minority investments. Those investments will be subject to the risk that the company in which the investment is made may take business, financial or management decisions with which we do not agree. Similarly, the majority stakeholders or the management of the company may take risks or otherwise act in a manner contrary to our interests. If any of the foregoing were to occur, the values of these investments could decrease or we may not be able to dispose of them, which would adversely affect Corficolombiana’s results of operations and financial condition. Any wrongdoing by these companies or their management might result in reputational or legal risks to us or lead to charge-offs or write-downs of Corficolombiana’s investments in such companies.

Corficolombiana’s new investment projects depend on its ability to access financing.

Corficolombiana may directly, or through its operating subsidiaries, enter into new investment projects that require significant financing. Corficolombiana or its operating subsidiaries may experience difficulties in accessing debt and equity financing resources required to fund such projects and/or may obtain them at higher costs and/or lower tenors than initially expected. As a result, Corficolombiana’s investment objectives may attain lower returns due to higher financing costs, delays in the investment schedule or any eventual stoppage of the investment project, which could also result in the payment of penalties to its counterparties, including the Government entities in the case of development of new highways and toll roads. If Corficolombiana is unable to obtain adequate financing on terms satisfactory to it, its ability to continue to grow or support its business and respond to business challenges could be significantly limited.

Most of Corficolombiana’s investments are concentrated in five industries.

The majority of Corficolombiana’s investment portfolio is concentrated in the energy and gas, infrastructure, agribusiness, hotels and financial services. Energy and gas and infrastructure accounted for 91.1% of Corficolombiana’s total investment portfolio as of December 31, 2020. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

A variety of issues outside of Corficolombiana’s control could affect the timing and performance of its investments, which may result in additional costs and reputational harm to Corficolombiana, reductions or delays in revenues or the payment of liquidated damages.

Many of Corficolombiana’s investments, including in the energy and gas and infrastructure sectors, involve challenging engineering, permitting, procurement and construction phases that may occur over extended periods, sometimes several years. These investments may also encounter difficulties as a result of delays in design, engineering information or materials to be completed or procured by them, the customer or a third party, delays or difficulties in equipment and material delivery, schedule changes, delays due to failure to timely obtain permits or rights of way or meet other regulatory requirements or permitting conditions accidents and catastrophic events, weather-related delays, protests, legal challenges or other political activity, and other factors. In the energy and gas sector, Corficolombiana, through Promigas, is exposed to a variety of inherent hazards and operating risks in gas distribution which could cause substantial financial losses.

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

A relevant portion of Corficolombiana’s income is derived from construction activities that will be completed over the following years. Corficolombiana might not be successful originating and starting new projects to replace this income.

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

Porvenir’s operations are regulated by Law 100 of 1993, as amended, the Organic Statute of the Financial System (Estatuto Orgánico del Sistema Financiero), or “EOSF”, Decree 2555 of 2010 issued by the Ministry of Finance, as amended, and regulations issued by the Superintendency of Finance and, to the extent applicable, Colombian Corporation Law. These regulations limit the range of assets in which pension fund administrators, or “AFPs”, can invest and also set investment limits, depending on the type of mandatory pension or severance fund managed by each AFP. AFPs can manage four types of mandatory pension funds (i) Lower Risk Fund (“Fondo Conservador”), (ii) Mid-Risk Fund (“Fondo Moderado”), (iii) High Risk Fund (“Fondo de Mayor Riesgo”) and (iv) Planned Retirement Fund (“Fondo Especial de Retiro Programado”), and two types of severance portfolios (i) Short Term portfolio (“Portafolio de Corto Plazo”) and (ii) Long Term portfolio (“Portafolio de Largo Plazo”). In addition, each AFP is legally required to provide a minimum return on investment for each mandatory of its pension and severance funds. See “Item 4. Information on the Company—B. Business overview—Pension Fund Management-Porvenir—Pension Business Overview”.

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

We have regional exposure to fluctuations in interest rates. If there are significant increases in such rates in any of the countries in which BAC and MFG operate, our operating margins may be adversely affected and our results of operations may experience significant adverse consequences.

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

On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates the London interbank offered rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021. Therefore, after 2021 LIBOR may cease to be calculated. The Bank of England and the FCA are working with market participants to catalyze a transition to using the Sterling Overnight Index Average (Sonia). In addition, the Alternative Reference Rates Committee, a group of private-market participants and official-sector entities convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has recommended that the Secured Overnight Financing Rate (SOFR) replace U.S. dollar LIBOR. Many unresolved issues remain, such as the timing of the successor benchmarks introduction and the transition of a particular benchmark to a replacement rate, which could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. For example, SOFR and other alternate reference rates have compositions and characteristics that differ significantly from the benchmarks they may replace, have limited history, and may demonstrate less predictable performance over time than the benchmarks they replace.

These and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for Grupo Aval. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk that the revenues of products linked to LIBOR (in particular those indices that will be replaced) decrease; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period; and (vii) litigation risks regarding our existing products and services, which could adversely impact our profitability.

As of December 31, 2020, Grupo Aval had Ps 54,157.3 billion of assets and Ps 6,613.9 billion of liabilities that used LIBOR as a benchmark, as well as derivatives with a nominal value of Ps. 1,336.7 billion of assets and Ps. 1,726.2 billion of liabilities with such characteristics. While some of these outstanding LIBOR-based loans, borrowings and contracts include fallback provisions to alternative reference rates, most of our outstanding LIBOR-based products and contracts do not include fallback provisions or adequate fallback mechanisms and will require amendments to modify their terms. Additionally, most of our outstanding LIBOR-based loans, borrowings and contracts may be challenging to modify due to the requirement that all impacted parties consent to such modification. It is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be adversely affected by fluctuations between the value of the Colombian peso or other local currencies where we operate, and the U.S. dollar as a result of U.S. dollar-denominated indebtedness and assets, and as a result of our Central American operations.

We face exposure to fluctuations in the rate of exchange between local currencies and the U.S. dollar, particularly given the fact that the currencies in countries where we, BAC and MFG operate have historically experienced significant devaluations and depreciations. Fluctuations in the exchange rate between the value of the Colombian peso or other local currencies where we operate, and the U.S. dollar, may also negatively affect our leverage and capitalization ratios as measured by regulators or by rating agencies.

We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations of the Colombian peso, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, and the Colombian peso, and between the U.S. dollar and each of the currencies in our Central American operations, as 43.5% of our average consolidated assets for the year ended December 31, 2020 and 47.1% of our average consolidated liabilities for the year ended December 31, 2020 were foreign currency-denominated.

We are exposed to changes in the values of current holdings and future cash flows denominated in other currencies, as part of our financial business as well as in the non-financial activities of Corficolombiana. For information on hedge accounting please refer to Note 10 of our audited consolidated financial statements.

Our significant dollar-denominated investments in Central America can affect our business. Fluctuations in the exchange rate between the Colombian peso and the U.S. dollar may affect the value of these debt and investments on our statement of financial position and cause us to recognize gains or losses in our statement of income. Any substantial fluctuation in the U.S. dollar relative to the Colombian peso could affect our results of operations and our ability to meet our future payment obligations and increase or decrease the peso value of our regulatory capital, risk-weighted assets and goodwill, thereby affecting capital ratios of our banking subsidiaries.

The exchange rate fluctuation between the Colombian peso and U.S. dollar also affects our results as the functional currency of LB Panamá, which consolidates BAC and MFG, is the U.S. Dollar. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—

Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019—Leasing Bogotá S.A. Panamá” for a description of the effect of such fluctuation on LB Panamá’s results.

A substantial portion of BAC’s earnings, assets and liabilities are in Costa Rican Colones, Guatemalan Quetzals, Honduran Lempiras, Nicaraguan Córdobas, Panamanian Balboas (1 Balboa is equivalent to 1 U.S. dollars) and U.S. dollars. A substantial portion of MFG’s earnings, assets and liabilities are in Panamanian Balboas (1 Balboa is equivalent to 1 U.S. dollars) and U.S. dollars. As a result, our Central American operations are subject to risks relating to foreign currency exchange rate fluctuations between these currencies and pesos.

Foreign exchange rate risks associated with U.S. dollar-denominated liabilities are hedged with the net investment that Grupo Aval maintains in BAC and MFG through Banco de Bogotá. The difference between the U.S. dollar-denominated debt and the net investments in BAC and MFG (including any goodwills associated with the acquisitions) may result in a net U.S. dollar asset position which Grupo Aval, through Banco de Bogotá and LB Panamá may hedge with forward contracts. For more information see Note 10 to our audited consolidated financial statements. This strategy materially hedges our equity against fluctuations in the exchange rate between the value of the Colombian peso and the U.S. dollar, but may generate volatility in our leverage ratios as measured by regulators or by rating agencies.

In accordance with its market risk policies, BAC maintains a U.S. dollar net asset position (long U.S. dollar position) which is intended to hedge its shareholders’ equity against possible devaluations of each of the local currencies in the countries where it operates against the U.S. dollar.

We are subject to trading risks with respect to our trading activities.

Our banking subsidiaries, Corficolombiana, Porvenir and some other subsidiaries are allowed to engage in proprietary trading, and we might derive a portion of our profits from such trading activities. As a result, any reduction in trading income could adversely affect our results of operations and financial condition. Our trading income is volatile and dependent on numerous factors beyond our control, including, among others, market trading activity, interest rates, exchange rates and general market volatility. A significant decline in our trading income, or large trading losses, could adversely affect our results of operations and financial condition.

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

The Colombian Commercial Code (“Código de Comercio”) limits the amount of interest our Colombian subsidiaries may charge on commercial transactions, including transactions of our banking subsidiaries. In the future, regulations in Colombia or other countries in which we operate, could impose increased limitations regarding interest rates or banking fees. Law 1430 of December 2010, as amended, authorizes the Colombian Government to impose or place limits on tariffs and fees charged by banks and other financial institutions where the Government has determined that there is insufficient competition in a relevant market. Additionally, the law requires the Superintendency of Finance to implement a monitoring scheme of the tariffs and fees charged by the financial institutions in their relevant markets and to report the results of this evaluation semi-annually to the Colombian Government. The Colombian Government issued Decree 4809 of 2011 and Decree 1854 of 2015, which (i) require banks to provide each of their clients with statements of all fees charged to such clients on an annual basis, (ii) set a limit on the fees that banks may charge to their clients for withdrawals from automated teller machines of other banks and (iii) establish that transactions through the internet may not cost more than those made through other channels. Accordingly, the Superintendency of Finance has issued External Circular 012 of 2012, setting the rules and principles that must be followed by banking and financial institutions at the time of establishing, publishing and promoting their tariffs and fees. Recently, the Colombian Congress passed Law 2009 of 2019 by means of which entities authorized to take deposits from the public and charging management fees for savings accounts, debit cards and credit cards, must grant their clients monthly access to a minimum package of services at no cost. A significant portion of our banks’ revenues and operating cash flow is generated by credit services and other fees, any such increased limitations would materially and adversely affect our results of operations and financial condition.

Local authorities may impose requirements on the ability of residents, including our businesses, to obtain loans denominated in foreign currency.

Under local exchange control requirements, authorities may impose certain mandatory deposit requirements in connection with foreign currency-denominated loans obtained by residents, including our businesses. Future measures or requirements imposed by local authorities, such as mandatory deposit requirements, may adversely affect our and our clients’ ability to obtain loans in foreign currency.

Our businesses face constitutional actions, class actions and other legal actions involving claims for significant monetary awards against financial institutions, which may affect our businesses.

Under the Colombian Constitution and similar regulations in other countries in which we operate, individuals may initiate constitutional actions (acciones populares), or class actions (acciones de grupo), to protect their collective or class rights, respectively. Individuals may also initiate constitutional actions for the protection of their fundamental rights, known as “Tutelas”. Colombian financial institutions, including our banking subsidiaries, Corficolombiana and Porvenir, and other of our businesses have been, and continue to be, subject to these actions with regard to fees, financial services, mortgage lending and interest rates, the outcomes of which are uncertain. In addition, the number of such actions could increase in the future and could significantly affect our businesses.

Acquisitions and strategic partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our credit rating and profitability.

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities, such as acquisitions and alliances, inside and outside of Colombia. As part of that strategy, we have acquired interests in various financial institutions in recent years. Strategic acquisitions and alliances could expose us to risks with which we have limited or no experience, as in the case of any significant acquisition outside of Colombia. In addition, potential acquisitions in Colombia and elsewhere may be subject to regulatory approval. We may be unsuccessful in obtaining any such approval or we may not obtain approvals on terms that are acceptable for us particularly in view of our subsidiaries’ and our combined significant market share in the Colombian banking industry.

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

We have been expanding the scope of our operations over the past years and we expect that this expansion will continue. As we continue to grow, we must improve our operational, technical and managerial knowledge and compliance systems in order to effectively manage our operations across the expanded group. Failure to successfully integrate, monitor and manage expanded operations could have a material adverse effect on our reputation and financial results. Our future growth will also depend on our access to internal and external financing sources. We may be unable to access such financing on commercially acceptable terms or at all.

We are subject to operational risks.

Our business depends on the ability of our banking subsidiaries to process large numbers of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee error, failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems, among others. Grupo Aval banking subsidiaries’ currently adopted procedures that may not be effective in controlling each of the possible operational risks faced.

During 2020, as a result of the COVID-19 pandemic, our subsidiaries adopted remote work as part of the strategy to ensure, the health of their collaborators and the adequate operation and provision of services. In addition to adapting the technological requirements, their respective risk matrices were updated to identify the changes that the remote environment could imply.

Failure of our information systems could materially and adversely affect the effectiveness of our risk management and internal control processes as well as our results of operations and financial condition.

We and our subsidiaries are highly dependent on the ability to collect and process, on a timely basis, a large amount of financial and other information, and services and products, at a time when transaction processes have become more complex with increasing volumes. A partial or complete failure of any of these systems could materially and adversely affect our decision-making process, risk management and internal control systems as well as our ability to respond on a timely basis to changing market conditions. Additionally, increased dependency on communications as well as the migration of processes to cloud operations can increase our exposure to IT failures and cybersecurity threats. See “—We are subject to cybersecurity threats”.

In addition, Grupo Aval’s and our subsidiaries’ ability to remain competitive will depend in part on our ability to upgrade our IT infrastructure and implement digitalization of products and services on a timely and cost-effective basis. We and our subsidiaries must continually make significant investments and improvements in our and their IT infrastructure in order to ensure the proper functioning of financial control, accounting and other data collection and processing systems and to remain competitive. Furthermore, as our banking subsidiaries open new branches and channels, they will need to improve their IT infrastructure, including maintaining and upgrading their software and hardware systems and their back-office operations. If there are technological impediments, unforeseen complications, errors or breakdowns in implementing new systems, our business, financial condition or results of operations may be adversely affected.

We are subject to cybersecurity threats

We and our subsidiaries are highly dependent on information systems to process transactions, respond to customer queries in a timely manner, operate our technological infrastructure and maintain profitable operations across the jurisdictions in which we operate.

We and our subsidiaries dedicate significant resources to maintaining and regularly upgrading our systems to implement technology that protects our networks against cyber-attacks. For example, we have implemented risk analysis processes and controls and a Computer Security Incident Response Team - CSIRT to handle incidents and emergencies. This team works in a coordinated manner in the face of joint threats. Although we have experienced cyber-attacks in the past, such as malware and ransomware infections, which have required immediate attention from CSIRT and resulted in some temporary interruptions to non-operational areas, these attacks have not had a material impact on our business and, depending on their relevance, have been reported to the corresponding committees of Information and IT security, and to the executive levels and Board of Directors of Grupo Aval. Nonetheless, future attacks could be more severe and have a material adverse impact on our business.

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

Given the increasing sophistication of cyber-attacks, incidents could occur and persist for an extended period without us being able to detect them. Investigations of cyber-attacks can be unpredictable and take time to complete. During such time we may not know the extent of the harm caused by or how best to remediate such cyber-attack. Additionally, we may not take the most appropriate actions to remediate or mitigate a cyber-attack, which would further exacerbate the costs and consequences of a cyber-attack. See “Item 4. Information on the Company—B. Business Overview—Oversight at the holding company—Cybersecurity” and “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk Management—COVID-19 Global Event”.

Our policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to fines and other liabilities.

We and our subsidiaries are required to comply with applicable anti-money laundering laws, anti-terrorism financing laws, anti-bribery and other regulations. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures, and to report suspicious or large transactions to the applicable regulatory authorities. While we and our financial institutions have adopted policies and procedures aimed at detecting and preventing the use of banking networks for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures may not completely eliminate instances where they may be used by other parties to engage in money laundering and other illegal or improper activities. If we or any of our subsidiaries, joint ventures or other affiliates fail to fully comply with applicable laws and regulations, the relevant Government authorities to which they report have the power and authority to impose fines and other penalties. In addition, due to the COVID-19 pandemic, some warning signs have been adjusted to further identify unusual behavior in certain operations, such as the import of medical equipment and medicine acquisitions. Additionally, the frequency of monitoring was changed especially for medical import transactions, donations and foundation transactions, and awareness efforts were increased.

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

Various banking institutions, which have recently been incorporated in Colombia, target the microcredit and small and medium enterprises segments. Local subsidiaries of international financial institutions have entered the market targeting corporate clients. The businesses of these new credit institutions may affect our market position in the individual, small and medium enterprises and our merchant banking operation. We also face competition from non-bank and non-financial competitors, such as fintechs.

In addition, consolidation in the Colombian and Central American financial services industry has increased, which may also increase competition in the markets where we operate. See “Item 4. Information on the Company—B. Business overview—Competition”.

Furthermore, our banking subsidiaries may face challenges as new competitors enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. New entrants could take advantage of regulatory arbitrage to compete with substantially lower cost structures. Non-traditional providers of banking services, may offer and/or increase their offerings of financial products and services directly to customers. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. Technological advances and heightened e-commerce activities have increased consumers’ access to products and services, which has in turn intensified competition among banks and nonbanks in offering loans. Existing competitors and market entrants may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including innovation, digitalization and technological changes, our business may be adversely affected.

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

Damage to our reputation may limit our ability to attract customers, employees and investors. Harm to our reputation can arise from employee or former employee misconduct, legal and regulatory non-compliance, ethical issues, allegations of money laundering, and failing to deliver minimum standards of service and quality, among others. In particular, our success has been attributable, in part, to the high esteem in which our controlling shareholder Mr. Sarmiento Angulo, our president, Mr. Sarmiento Gutiérrez, some of our senior management and our subsidiaries’ senior management and members of the Board of Directors are held in Colombia and the markets in which we operate. Reputation plays an integral role in our business operations, which are based on customer confidence and trust. If the public image or reputation of any of the foregoing is damaged as a result of negative publicity or otherwise, business relationships with customers of Grupo Aval may deteriorate, which would adversely affect our results of operations and financial condition. Any perceived or real difficulties experienced by any one of our subsidiaries would harm the reputation of Grupo Aval as a whole, which would also have an adverse effect on our results of operations and financial condition.

We are controlled by Mr. Sarmiento Angulo, whose interests could differ from the interests of other common, preferred shareholders and ADS holders.

Mr. Sarmiento Angulo beneficially owns 97.6% of our common shares outstanding and 42.7% of our preferred shares outstanding, as of April 7, 2021, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major

shareholders”. The preferred shares do not have any voting rights and thus will not affect such control of our Group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, as of April 7, 2021, he beneficially owns 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.6% of Banco AV Villas, 0.8% of Banco Popular and 11.3% of Corficolombiana.

Circumstances may occur in which Mr. Sarmiento Angulo may have an interest in pursuing transactions that, in his judgment, enhance the value of his several investments in the financial sector. These transactions may not necessarily be in Grupo Aval’s interest or that of its shareholders even if holders of the ADSs or the underlying preferred shares disagree. Due to his control, Mr. Sarmiento Angulo has, and will have, the power to:

●	elect a majority of our directors and appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;
●	agree to sell or otherwise transfer his controlling stake in our company; and
●	determine the outcome of substantially all actions requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

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

We conduct banking businesses outside our historical home market of Colombia primarily through BAC and MFG. Our Central American operations may involve risks to which we have not previously been exposed. Some of these operations are in countries that may present different or greater risks than those in Colombia. For example, BAC has a significant consumer finance business, including credit card operations, in the Central American countries in which it operates. We may face delays in payments by customers and higher delinquency rates in these countries, which could necessitate higher impairments for loan losses and, consequently, have a negative effect on our financial performance.

We depend on BAC’s and MFG’s current senior management, and the loss of their services could have a material adverse effect on our Central American operations.

The loss of services of any of BAC’s or MFG’s senior officers could have an adverse effect on our Central American operations.

Changes in credit card regulations may adversely affect BAC’s business.

The credit card business is an important business segment for BAC. The adoption of new laws and regulations or the revision of the current regulatory regime for credit cards in any of the jurisdictions in which BAC operates may have an adverse effect on BAC’s results of operations and financial condition.

BAC and our Central American operations are subject to significant compliance risks in connection with a multi-jurisdictional regulatory regime.

BAC’s businesses are subject to regulation under Costa Rican, Guatemalan, Honduran, Nicaraguan, Panamanian, Salvadoran, Grand Cayman, British Virgin Islands, Bahamian and U.S. federal, state and other foreign laws, regulations and policies. BAC thus is subject to a multi-jurisdictional regulatory regime. In addition, any changes to the regulatory regime of one of the Central American countries may lead to corresponding changes to the regulatory regime of other countries in the region. BAC’s businesses are regularly reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages.

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

Pursuant to Colombian law, the Colombian Central Bank has the power to intervene in the exchange market in order to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate, acting through a variety of mechanisms, including discretionary ones. During recent years, the Colombian Central Bank has employed a floating exchange rate system with periodic interventions. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in international markets, fluctuations in interest rates, fluctuations in oil prices, changes in U.S. and international monetary policies, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the Colombian peso, thereby decreasing the U.S. dollar value of the dividends paid to holders of the ADSs.

Restrictions on purchasing our preferred shares may affect the market liquidity of our preferred shares and ADSs.

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real or “UVRs” (U.S.$5,288.9), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 275.1 (U.S.$0.08) and 66,000 UVRs = Ps 18,154,131.6 at December 31, 2020). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

The relative illiquidity of the Colombian securities markets may impair the ability of preferred shareholders and holders of ADSs to sell preferred shares underlying the ADSs.

Our preferred shares are listed on the Colombian Stock Exchange, which is relatively small and illiquid compared to securities exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of the market capitalization and trading volume on the Colombian Stock Exchange. A liquid trading market for the preferred shares or ADSs may not develop on the Colombian Stock Exchange or New York Stock Exchange, respectively. A limited trading market could impair the ability of a holder of preferred shares or ADSs to sell preferred shares (in the case of an ADS holder, obtained upon withdrawal of such shares from the ADR facility) on the Colombian Stock Exchange in the amount and at the price and time desired by such holder, and could increase the volatility of the market price of the preferred shares and the ADSs. In addition, a decrease in the liquidity of our ADR program may also impair investors’ ability to sell our preferred shares or ADSs in the New York Stock Exchange.

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

Our banking subsidiaries extended credit through loans to finance the acquisition of preferred shares in the Preferred Shares Local Offering of which, six loans, representing Ps 84.6 billion (U.S.$24.6 million), remained outstanding on December 31, 2020. The final loan will mature in 2021. Depending on the characteristics of the borrower, our banking subsidiaries may have required collateral, which may have included a pledge of the preferred shares that were subject to the financing. Such a pledge would permit our banking subsidiaries through a court procedure to seek the sale of the preferred shares if the borrower defaults. Our banking subsidiaries had, on an aggregate basis, pledges over 65,063,422 preferred shares (0.9% of our total preferred shares) related to loans made to third parties at December 31, 2020. All the loans are full-recourse loans. Under the terms of the pledges, each borrower is limited from selling the pledged shares until the loan is repaid. Under Colombian law, our banking subsidiaries must seek to sell any repossessed shares as banks are not permitted to hold shares issued by their parent. If changes in general economic conditions or other factors cause these borrowers to default on their loans, our subsidiaries will have to sell our preferred shares into the market, or alternatively, upon repayment of the loans, these borrowers will not be restricted from selling such shares in the market. As a result, the market price of our preferred shares and ADSs may decline.

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

Colombian banking regulations may differ in material respects from regulations applicable to banks in other countries, including those in the U.S. For example, in Colombia, we are not subject to regulations applicable to financial institutions, although our banking subsidiaries, Corficolombiana, Porvenir and certain of our other subsidiaries are subject to such regulations. Since February 6, 2019, Grupo Aval is subject to supervision as the financial holding company of the Aval Financial Conglomerate. In addition, capital adequacy requirements for banks and financial conglomerates under Colombian regulations differ from those under U.S. regulations and may differ from those of other countries.

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

We are incorporated under the laws of Colombia, and all of our subsidiaries are incorporated in jurisdictions outside the United States. In addition, our executive offices are located outside of the U.S. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets and the assets of most of our officers and directors are, and will most likely continue to be, located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve legal process within the United States upon us or any of these persons or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries where we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

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

ITEM 4. INFORMATION ON THE COMPANY

A.          History and development of the company

We are Colombia’s largest banking group based on total assets and we are also the largest banking group in Central America based on total assets at December 31, 2020. We provide a comprehensive range of financial services and products from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

Grupo Aval Acciones y Valores S.A. is a sociedad anónima, domiciled in Bogotá, Colombia and organized under Colombian laws and regulations. Grupo Aval was incorporated on January 7, 1994 under the name Administraciones Bancarias S.A. On April 18, 1997, the company changed its name to Sociedad A.B. S.A., and on January 8, 1998, to Grupo Aval Acciones y Valores S.A.. Grupo Aval was created by our chairman, Mr. Sarmiento Angulo, to consolidate his interests in the Colombian financial sector.

In 1971, Mr. Sarmiento Angulo acquired a majority stake in Banco de Occidente, and in 1972 founded Corporación de Ahorro y Vivienda Las Villas to focus on low- and middle-income mortgage financing. In 1981, Mr. Sarmiento Angulo purchased a minority stake in Banco de Bogotá, and in 1988 he acquired a majority stake and control, consolidating a major participation in the banking system. Banco de Bogotá acquired a substantial majority of, and absorbed, Banco del Comercio in 1992.

In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, and following the creation in 1993 of the private pension fund system in Colombia, expanded the business to include pension fund management in 1994. In 1996, Banco Popular was acquired from the Colombian Government. In 1997, Mr. Sarmiento Angulo acquired Corporación de Ahorro y Vivienda Ahorramas, which was later merged with Corporación de Ahorro y Vivienda Las Villas in 2000 and became Banco AV Villas in 2002.

Between 1997 and 1999, Corficolombiana (which was founded in 1959 as an affiliate of Banco de Bogotá) acquired and merged with several merchant banks, including Corfitolima, Corfiprogreso, Corfes, Corfiboyacá, Corfisantander, Corfiandes and Indufinanciera. In 2005, Corfivalle, also a merchant bank merged with Corficolombiana.

In 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions into Grupo Aval. The Red Aval (Grupo Aval Network) was also established in 1998 to provide an integrated service network of branches and ATMs.

Our international expansion began in 2010, with the acquisition of BAC Credomatic from GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation. On December 2013, we expanded our Central American operations with the acquisitions of BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador (merged into Banco de América Central S.A. (Guatemala)).

On April 18, 2013, we acquired Horizonte and completed its merger into Porvenir on December 31, 2013.

On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held a 38.3% equity interest in Corficolombiana, controlled Corficolombiana.

On December 4, 2018, Aval Soluciones Digitales S.A. received an operating license issued by the Superintendency of Finance, to act as the first SEDPE (Specialized Companies in Deposits and Electronic Payments) created by a financial institution in Colombia.

On December 31, 2018, our controlling shareholder registered Grupo Aval and some of its subsidiaries as part of the Sarmiento Angulo’s economic group (Grupo Empresarial Sarmiento Angulo) before the Chamber of Commerce of Bogotá.

On February 6, 2019, Law 1870 of 2017 came into force designating Grupo Aval as the holding company of the Aval Financial Conglomerate (which includes, aside from the holding company, all of the financial subsidiaries of the group). As such, Grupo Aval Acciones y Valores S.A. is now under surveillance of the Superintendency of Finance.

On May 22, 2020, we acquired through LB Panamá, 96.6% of the ordinary and outstanding shares of MFG, with the option of acquiring the remaining 3.4% of its ordinary outstanding shares. The purchase price was US$433.8 million paid in cash. In June 2020, LB Panamá acquired an additional 3.0% of MFG’s ordinary outstanding shares, pursuant to the purchase option referred to above, reaching a total participation of 99.6%. In September 2020, LB Panamá received a refund for an amount of US$1.6 million as an adjustment to the price paid in connection with the transaction. The final adjusted purchase price was US$432.2 million. For more information, please refer to Note 25 and Note 35 of our audited consolidated financial statements.

Since 1999, Grupo Aval’s common shares have traded on the Colombian Stock Exchange under the ticker symbol “GRUPOAVAL”. Our preferred shares have been listed on the Colombian Stock Exchange since February 1, 2011 under the symbol “PFAVAL”. In 2014, we completed a SEC-registered initial public offering in the United States. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “AVAL” on September 23, 2014. Each ADS represents 20 preferred shares. For more information see “Item 9. The Offer and Listing—C. Markets”.

We have also completed three bond issuances in the international market, in addition to those from our subsidiaries:

●	in February 2012, we completed our first international bond offering, issuing Ps 1,083.6 billion (U.S.$600 million) at the date of the issuance of our 5.25% Senior Notes due 2017;
●	in September 2012, we completed our second international bond offering, issuing Ps 1,795.7 billion (U.S.$1.0 billion) at the date of the issuance of our 4.75% Senior Notes due 2022; and
●	in February 2020, we completed our third international bond offering, issuing Ps 3,401.6 billion (U.S.$1.0 billion) at the date of the issuance of our 4.375% Senior Notes due 2030.

In addition, we have completed multiple issuances on the local markets. The most recent of which are:

●	during 2017, Grupo Aval issued its sixth bond issuance in the local market in an amount of Ps 400 billion; and
●	in November 2019, Grupo Aval issued the first tranche of its first issuance program of ordinary bonds in an amount of Ps 400.0 billion.

See Note 21 of our audited consolidated financial statements for further information on Grupo Aval’s financial obligations from issued bonds.

The SEC maintains an internet website that contains reports, proxy, information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The Company’s website address is www.grupoaval.com. The information contained on, or that can be accessed through, the Company’s website is not part of, and is not incorporated into, this Annual Report. The Company’s headquarters are located at Carrera 13 # 26A – 47, 23rd floor in Bogotá, Colombia and our telephone number is (+571) 743-3222.

Our strategy

We focus our efforts on pursuing profitable and sustainable growth, primarily through the following five strategic pillars:

(i)	Risk management

Risk management is at the core of the banking business. Grupo Aval employs a risk management process, that aims to identify, measure, monitor and control, as part of its daily activities, all the risks that fall under our risk management policy. We seek to excel in understanding, managing and pricing the financial risks, such as credit, liquidity, market, interest rate and capital risks, that we assume as part of our activity.

Through our risk management teams at the corporate level and in our subsidiaries, we seek to ensure that the financial risks we assume are within our risk appetite and are correctly priced to generate long term value for our stakeholders. In addition, we strictly manage non-financial risks that we are exposed to in order to ensure the sustainability of our business. We constantly monitor changes in the environment in order to assess our risk position and anticipate their impact on our business.

We implement risk underwriting standards and pricing discipline, seeking long-term value generation. Banks use funds transfer pricing (FTP) curves that allow them to isolate the risks managed by the asset liability management (ALM) units from the business units, as the base of an orderly pricing system for the intermediation activity.

(ii)	Innovation and Digitalization

Grupo Aval works to identify and capture synergies between our banking subsidiaries. In order to contribute to this objective, in 2018 we launched a group-wide effort to lead the digital transformation, aligning our banking subsidiaries with a shared vision for a digital future. Our Colombian banking subsidiaries have joined efforts to align our digital strategy to their individual capacities, with the aim of digitalizing their products, channels and processes in order to achieve operational efficiency and create more innovative products and services.

In Central America, we have advanced along the same lines and consolidated a Digital Experience Lab in Costa Rica. This lab is responsible for all development needs for the six Central American banks regarding innovations in BAC’s website, online and mobile banking, and their payments platform. Regarding the integration of MFG into Grupo Aval’s digital strategy, our efforts in 2020 were focused on updating sales processes for loans and deposits and implementing our digital tools in MFG’s operations, in areas such as service channels, allowing MFG to serve clients digitally through Chatbot services and virtual assistants. In addition, the Customer Experience Center was launched to gradually transform MFG’s current interaction with clients through digitalization.

Our digital strategy considers 3 dimensions:

●	Digitalize existing products and processes. We intend to be more efficient, provide a better service and improve customer journeys. We believe that the banking industry is changing through efforts like ours. Accomplishing this objective will become a bank’s “ticket to play” in the future. We are therefore currently focusing most of our digitalization effort on this first dimension. So far, the digitalization of products has allowed banks to enter customers’ homes and meet their financial needs. This contributed to preserve their health during the pandemic. This strategy has allowed Grupo Aval to expand its portfolio to digitalized products for its banking subsidiaries, facilitating over 675.1 thousand new digital customer deposits, 857.8 thousand digital sales of loans and other services and the approval of 44.6 thousand mortgages, during the year ended December 31, 2020. Additionally, we consolidated our data strategy capabilities by implementing a data platform "AUGUSTA" that has successfully deployed 40 use cases in Colombia. In Central America, we have developed 26 additional use cases under the direction of BAC. These business cases are intended to solve different business problems such as churn, buying propensity for our digital products, next best action, and fraud identification and prevention. These initiatives are supported on advanced analytics models to address specific business opportunities, for both retail and commercial banking.
●	Develop new digital business models. The creation of new products and services, such as dale! a 100% digital platform by Aval Soluciones Digitales S.A., which we launched in February 2020 enabled us to reach 29,930 new clients in Colombia in 2020. These clients have average deposit balances under five monthly minimum wages. As such, they were not previously served mainly due to high customer acquisition costs (CAC). We expect these innovative platforms to continue to reach new clients with no or little penetration, including younger generations more inclined to maintain exclusively digital relations, and non-profitable clients who have not been sought out by banks due to their low return and high CAC.

On January 29, 2021, Banco de Bogotá obtained the authorization from the Superintendency of Finance to test a financial technology project (“fintech”) through which crypto-currency exchange services will be offered. This project operates under a controlled environment for the testing and promotion of fintech projects supervised by the Superintendency of Finance, also known as a “regulatory sandbox”.

●	Generate or participate in “digital ecosystems”. We believe that consumers are now looking for an integrated and seamless experience. For this reason, Grupo Aval aims to align the efforts of its different subsidiaries and strategic allies through a joint vision and digital tools. These efforts intend to embed our service portfolio in digital experiences from beginning to end, addressing our customers’ needs in terms of savings, investment, financing, and complementary services such as insurance and payments, and increasing our presence in certain markets such as housing, vehicles and education. Achieving this objective involves offering our digital financial products and services in a complementary way that adds value to the ecosystems through which other non-banking products and services are offered.
(iii)	Efficiencies and economies of scale

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

In Central America, during 2019, BAC launched a shared service center in Costa Rica to centralize business processes and serve its operations in Central America achieving efficiencies and improving control. Regarding the integration of MFG, the focus was in implementing Grupo Aval’s technological tools such as SAP Payroll, the Transactions Monitoring System or SMT (Sistema de Monitoreo de Transacciones) and LivePerson in key areas of talent development, compliance and service channels. In addition, we launched an organizational simplification effort in MFG, involving the merger, liquidation or dissolution of several entities in 2020.

(iv)	Talent management

We focus on attracting, compensating, developing and retaining the best talent. To achieve this, we and our subsidiaries are committed to developing our human capital, focusing on well-being and training programs, diversity and inclusion, and in-house talent scouting at a corporate level. We are developing a corporate talent retention and promotion policies, supported on transparent goal setting and objective performance measurement and compensation.

(v)	Sustainability

We believe that conducting business in a sustainable manner is key to achieve long-term value. Our sustainability strategy is supported on strong governance practices, protection of the environment and social contribution. In 2019, we launched a corporate effort to consolidate and coordinate the environmental, social and governance (ESG) activities of our subsidiaries, to collectively increase our positive impact on our stakeholders.

In addition to our strategic pillars, we believe the continued growth of our business will be sustained by the following initiatives:

Further penetrate the markets in which we operate

As part of Colombia’s leading group, and drawing upon Grupo Aval’s multi-brand business model, we believe that we are well positioned to take advantage of market opportunities derived from economic cycles. We intend to continue benefiting from sharing commercial and operational standards and best practices across Grupo Aval, while capitalizing on our management’s expertise, our subsidiaries’ brand recognition, their customer base, and our portfolio of financial services and products. We intend to continue growing our business in Central America through a coordinated effort of our regional and local teams to improve operational efficiency, risk management, and commercial practices.

Our qualified and experienced management teams, both at Grupo Aval and at our subsidiaries, have played a key role in guiding our growth, see “Item 6. Directors, Senior Management and Employees”. Our chairman, Mr. Sarmiento Angulo, has over 65 years of business experience, including over 45 years in the banking and related financial services industry. Our president, Mr. Luis Carlos Sarmiento Gutiérrez, has over 20 years of experience in the banking and related financial services industry and over 30 years of business experience as an executive in Colombia and the United States. Our management team and those of our operating subsidiaries aim to formulate and execute business strategies driven by a culture of excellence, innovation and cooperation, which has guided our vision throughout the various acquisitions and initiatives undertaken by Grupo Aval.

Expand our services and product offering and diversify our sources of income

We believe we offer a comprehensive range of banking services and products in Colombia and Central America, that we continually seek to expand to satisfy evolving customer needs and enhance our profitability. We believe we can continue to capture additional revenue by (i) organically expanding our market share in profitable segments and products given our existing market position (such as credit cards and mortgage loans, where we have a market share of 20.0% and 13.6% in Colombia at December 31, 2020, respectively); (ii) launching existing and new products to serve new segments (such as the underbanked population); and (iii) improving our product and service offering through their digitization. In addition, we seek to leverage our extensive customer base in Colombia and Central America through cross-selling efforts.

Furthermore, we continue to implement initiatives to increase our non-interest income, which consists primarily of net fee income and income from our non-financial operations. Despite being negatively impacted by the effects of the COVID-19 pandemic, in the year ended December 31, 2020, net fee income accounted for 22.0% of our consolidated total income before net impairment losses on financial assets. We believe we can increase non-interest income in future periods by, expanding our offering and participation in areas such as bancassurance products (i.e., bank-offered third-party insurance products) through our distribution networks, and credit card fee income by increasing credit card loan volume. With regards to the income from our non-financial operations, we believe that our equity investments in strategic sectors such as energy and gas and infrastructure will continue to contribute significant income to our bottom line.

We constantly pursue initiatives to extend our banking services to under-penetrated segments of the Colombian population that have low usage or that do not currently use banking services. In order to serve these segments, we offer low-cost products such as “Depósitos de Bajo Monto”, which are savings accounts with lighter requirements for the account opening process. In addition, we have cost-effective service channels, such as Corresponsales Bancarios and online/mobile banking.

Pursue selected acquisitions and increase our controlling interests in our subsidiaries

We have a proven track record of identifying, acquiring and integrating interests in companies we believe have strategic value to us. We are interested in expanding our businesses in Colombia, Central America and into other strategic markets. We will continue to seek opportunities to further expand into new geographies and will evaluate potential acquisition targets that would enable us to grow and consolidate our franchise through the services and products we offer. We actively assess opportunities in our target geographies considering their potential to generate value, complement our strategic goals and be accretive. We may also consider increasing our controlling interests in our subsidiaries.

B.          Business overview

Oversight at the holding company

Underlying Grupo Aval’s competitive strengths are group-level policies that we believe promote best practices and create synergies and efficiencies that can be captured across our subsidiaries. We closely monitor the performance of our banks, Corficolombiana, Porvenir and LB Panamá to align their performance with our strategic goal of profitable and sustainable growth. We do so through the following oversight functions.

Strategic planning and performance control

Our banking subsidiaries follow long-term business and strategic plans. We agree with our business units on yearly budget, as well as market share and profitability targets, and oversee their execution. In addition, we make recommendations for setting the compensation of top management in each of our banking subsidiaries annually, and link incentive compensation to achieving budget goals and other financial and strategic performance targets.

Our banking subsidiaries, Porvenir, Corficolombiana and LB Panamá are required to report their financial and commercial performance to us on a regular basis, including monthly detailed information. We monitor the performance of our banks against their respective budgets and the performance of our competitors. This systematic control process is complemented by ad-hoc analyses of key commercial and operational drivers, such as loan growth and the loan portfolio quality of each of our banking subsidiaries relative to the others and our competitors. When a subsidiary deviates from its plan or when weaknesses are identified, we meet with the respective bank’s management to discuss remedial measures and a course of action. Similarly, when a banking subsidiary finds itself in a new or challenging situation, we cooperate to assess and respond to these challenges. Our senior management and that of our banking subsidiaries meet on regular basis to discuss strategy, opportunities and current operations.

Risk management

We contribute to the cohesion and the control architecture of our subsidiaries through a corporate risk management system. Our subsidiaries must comply with risk related regulations in each jurisdiction they operate. In addition, our corporate risk function develops a consolidated assessment of the risks we take as a group, defines corporate risk policies and leads the effort to set risk appetites for our subsidiaries. Our risk management function coordinates group wide transformational initiatives, such as the adoption of Basel III capital adequacy standards in Colombia.

Although each banking subsidiary is responsible for its credit decisions and risk management, we oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in the industry, risks and opportunities. Our risk management staff evaluates lines of credit and transactions that would result in an aggregate exposure to a single issuer in excess of Ps 30 billion on a consolidated basis at the group level, often making recommendations with respect to the structure (such as tenor, guarantees, interest rates, commissions and covenants). We also coordinate loan syndications among our banks to effectively leverage the combined equity of our banks and manage any risk issues. For a discussion of our risk management guidelines, see “Item 11. Quantitative and Qualitative Disclosures About Risk”.

Cybersecurity

Cybersecurity risks for financial institutions, such as ours, have increased significantly due to the proliferation of new technologies, the use of the Internet and automated processes, the diversification of channels to perform financial transactions, hand in hand with the development of new techniques of organized crime, hackers, hacktivists, terrorists and other external parties. In particular, in 2020 these risks have been exacerbated by the effects of the health emergency caused by COVID-19. In addition, we are introducing new products and services, such as our digital channels, that are changing processes, which may result in new operational risks that we may not fully appreciate or identify.

As a result, we and our subsidiaries are susceptible to malware, ransomware, computer hackers, disgruntled employees and other causes that could affect the IT infrastructure that supports our service channels. We outsource certain services and, although we require that our service providers follow our security standards, we cannot assure you that any of our service providers will not experience cyber-attacks that would affect the provision of our services or interrupt our business. In the event of a breakdown or improper operation of our or a third party’s systems or unauthorized action by third parties or our employees, we could suffer financial loss, an impairment to our liquidity, a disruption of our businesses, regulatory sanctions or damage to our reputation. While many of our agreements with third party vendors include indemnification provisions, we may not be able to recover sufficiently, or at all, to adequately offset any losses; although we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, may be insufficient to cover all losses.

Cybersecurity incidents are immediately reported through the High Impact Event Report and analyzed by the information security and technology security department to assess their consequences both with regards to the entity affected within Grupo Aval and to any affected third parties. We monitor the existence of such situations on a quarterly basis.

Given the increasing sophistication of cyber-attacks, incidents could occur and persist for an extended period without detection. Investigations of cyber-attacks can be unpredictable and take time to complete. During such time we may not necessarily know the extent of the harm caused by or how best to remediate such cyber-attack. Additionally we may not take the most appropriate actions to remediate or mitigate a cyber-attack, which would further increase the costs and consequences of a cyberattack.

During 2020, to address the health emergency caused by COVID-19, technological capabilities were enabled for remote work and home office. Together with these capabilities, controls were implemented to restrict and protect access to information and technological resources.

To mitigate the risks generated by the increase in the use of digital channels, additional controls have been implemented such as: restricting the channels for sending double authentication factors, fraud intelligence with rules based on statistical models, strengthening the process enrollment in digital channels; transactional monitoring processes have been increased and awareness campaigns for our clients have been reinforced. Additionally, a process through which every subsidiary reports the changes made to the controls or the implementation of new ones has been adopted.

For a discussion of cybersecurity risk assessment during COVID-19 event, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk Management—COVID-19 Global Event”.

Information technology strategy and network integration

Grupo Aval manages the Group’s IT strategy focused on architecture, cybersecurity, processes, infrastructure and corporate procurement. Although each banking subsidiary maintains its own information technology system, we work to identify potential synergies and assist in the implementation of technology and products developed at the holding level within our banks, to standardize and centralize technology and processes across our banks. As of the date of this annual report, we are in the process of centralizing all our templates and systems, models of access to the cloud and our IT departments.

Each banking subsidiary is responsible for its information technology systems and distribution network. However, we seek to maximize the effectiveness of our distribution network and the levels of customer service and customer retention across all our banks through our Red Aval (Grupo Aval network), which connects all of our Colombian banks’ networks. Our network allows each of our banking subsidiaries’ customers to access basic banking services at any ATM or branch office in any of our banks. In addition, the information related to the products and services that our customers have in any Grupo Aval entity is accessible through the website or mobile banking apps of any of our banks in Colombia.

Our principal projects currently consist of the following:

●	Migration of main systems to the cloud: This project will last for five years and is expected to obtain savings of technology costs after completion.
●	Basic software activity: We are focusing on the standardization of some processes in our banking subsidiaries, such as customer relationship management (CRM), treasury, IFRS accounting, habeas data and different cybersecurity tools.
●	Digitalization: Our focus on digitalization encompasses creating new products (customer experience) and transversal microservices that can be invoked though new apps or channels.

●	Policies: We continue working on migrating and implementing homogeneous policies in all our technological processes such as cybersecurity.

Compliance with corporate policies

Our internal control department regularly performs audits to our Colombian banks, Corficolombiana, Porvenir, BAC and MFG, as well as their subsidiaries, to provide objective assurance to our management and board of directors regarding their effectiveness, financial reporting and control mechanisms as well as to monitor compliance with our best practices and guidelines. Deviations from our best practices and guidelines are identified by our internal control team, which recommends remedial measures and ensures their implementation.

Marketing, corporate image and ESG

Our centralized marketing strategy in Colombia pursues two main objectives: to increase the competitiveness of our banks and to strengthen our corporate image while differentiating the identities of each of our entities. To achieve these objectives, we negotiate with third parties for the provision of certain marketing services and to design and implement advertising and marketing campaigns for certain services and products from our banking subsidiaries in Colombia. We have set up marketing guidelines and pursue communications that increase the exposure of our brands and those of our subsidiaries.

We believe that the construction of sustainable value is based on a transparent and close relationship with our stakeholders. For this reason, it is essential to promote spaces for dialogue where processes can be fed back as well as to work to meet the expectations of the different actors that are impacted by Grupo Aval. At the holding company level, we coordinate the social and environmental activities of our subsidiaries, to collectively increase our positive impact on our stakeholders. We are continuously searching for better environmental, social and governmental (ESG) standards and ratings to align our interests with those of our current and potential stakeholders.

Our sustainability effort is aligned with our strategic pillars and covers five dimensions (i) corporate governance and risk, (ii) financial performance, (iii) corporate efficiencies and innovation, (iv) human capital and (iv) environment. Within these dimensions, Grupo Aval has defined the following material topics:

(1)	Corporate governance and risk: (i) governance structure, (ii) risk management and internal control, and (iii) ethics;
(2)	Financial performance: (i) subsidiary management, and (ii) investor services;
(3)	Corporate efficiencies and innovation: (i) innovation, (ii) corporate procurement, and (iii) corporate marketing;
(4)	Human capital: (i) talent attraction, retention and development, (ii) employee welfare, (iii) diversity and inclusion, and (iv) pride and identity; and
(5)	Environment (social and environmental): (i) financial inclusion, (ii) social investment, and (iii) environmental management;

We expect that an adequate management of these material topics will allow us to achieve sustainable growth through strong governance practices, protection of the environment and social contribution.

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

Our operations

We manage our business through six main operating segments: Banco de Bogotá, LB Panamá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana (see Note 31 to our audited consolidated financial statements for more information), through which we conduct three main business lines: Commercial banking, merchant banking and pension and severance fund management. LB Panamá is Banco de Bogotá’s fully owned subsidiary through which we consolidate our interests in BAC and MFG.

Grupo
AVAL
Banco de Bogotá
68.7%
Banco de Occidente
72.3%
banco popular
93.7%
Banco AV Villas
79.9%
SUBSIDIARIES CONSOLIDATED AT BANCO DE BOGOTÁ
porvenir
BAC
multibank
Corficolombiana

Owner	Porvenir	BAC	Multibank	Corficolombiana Voting Rights	Corficolombiana Total Shares
Grupo Aval	20.0%			8.9%	8.4%
Banco de Bogotá	46.9%	100.0%	99.6%	36.0%	34.1%
Banco de Occidente	33.1%			4.3%	4.1%
Banco Popular				5.4%	5.1%
Total	**100%**	**100.0%**	**99.6%**	**54.6%**	**51.7%**
% Consolidated by Aval	**75.7%**	**68.7%**	**68.4%**	**41.8%**	**39.6%**

Grupo Aval is part of Grupo Empresarial Sarmiento Angulo which was declared on December 31, 2018 and registered on January 31, 2019.

Source: Company data at December 31, 2020. Porvenir is held in Banco de Bogotá as follows: 36.5% through Banco de Bogotá and 10.4% through Fiduciaria Bogotá. Porvenir is held in Banco de Occidente as follows: 24.2% through Banco de Occidente and 8.9% through Fiduciaria de Occidente.

In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, he beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.6% of Banco AV Villas, 0.8% of Banco Popular and 11.3% of Corficolombiana, at April 7, 2021.

At December 31, 2020, 65.2% of our assets were recorded in our Colombian entities (our “Colombian operations”), and 34.8% in our Central American entities (our “Central American operations”).

In terms of businesses, 87.0% of our total assets were consolidated assets from our banking subsidiaries, 11.8% were consolidated assets from Corficolombiana, and 1.2% were on-balance sheet consolidated assets of our pension and severance fund manager, Porvenir. On a consolidated basis, Grupo Aval manages Ps 322.9 trillion of on-balance sheet assets, and Ps 321.4 trillion of off-balance sheet assets (assets under management).

Commercial banking

We provide commercial banking services in Colombia and Central America. In Colombia, we operate four commercial banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). In Central America, we operate through LB Panamá, comprised of BAC and MFG. Our Red Aval (Grupo Aval network) is one of the largest networks of ATMs and branches in Colombia and has been a key element of our competitive positioning in the Colombian market. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red Aval (Grupo Aval network).

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

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the third largest bank measured by gross loans, with a 12.5% market share at December 31, 2020. It is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans, with a particular focus on large corporations and a market share of 16.8% of commercial loans at December 31, 2020. Banco de Bogotá had a market share of 8.9% of consumer loans in Colombia and of 6.3% of mortgages, both at December 31, 2020. At December 31, 2020, Banco de Bogotá had a market share of 13.6% of deposits. At and for the year ended December 31, 2020, Banco de Bogotá had consolidated total assets of Ps 208.3 trillion and net income attributable to controlling interest of Ps 2.2 trillion on a consolidated basis. The Banco de Bogotá segment of operations, under Grupo Aval’s business segments structure, had consolidated total assets of Ps 110.8 billion. For more information on operating segments analysis please refer to Note 31 of our audited consolidated financial statements.

Starting in 2018, Banco de Bogotá offers clients the option of opening digital savings accounts, credit cards, personal loans, payroll loans, and mortgage loans. Due to constant innovation and IT developments, the bank continues to strengthen and position the digital channels as the first option in customer transactions. Banco de Bogotá consolidates our Central American operations through LB Panamá and our pension and severance fund manager Porvenir, which will be described below.

Banco de Occidente is the fifth largest bank in Colombia measured by gross loans, with a market share of 6.2% at December 31, 2020. It focuses on mid-size and small and medium sized (SME) corporate customers, state-owned entities and high net-worth customers and has a diversified revenue stream. Banco de Occidente had market shares of 8.0% of commercial loans and 5.1% of consumer loans at December 31, 2020. Banco de Occidente had a market share of 8.4% of Colombia’s checking accounts at December 31, 2020. At December 31, 2020, Banco de Occidente had total consolidated assets of Ps 45,090.7 billion and net income attributable to owners of the parent of Ps 334.9 billion for the year ended December 31, 2020.

During 2020, Banco de Occidente implemented a series of strategies focused on, amongst others, commercial effectiveness, integration with its subsidiaries and digitalization. In order to increase commercial effectiveness, Banco de Occidente tailored its client segmentation models in corporate and personal banking, in terms of service channels, commercial coverage of sales managers and improved its product portfolios. The retail banking model was integrated to have a more client driven approach, shifting from a product driven one. Regarding integration with subsidiaries, (i) trust and portfolio management services offered by Fiduciaria de Occidente’s sales forces were incorporated into Banco de Occidente’s commercial offer, (ii) in the case of the international banking subsidiaries in Panama and Barbados, management of sales forces shifted to a correspondent type agreement with Banco de Occidente and Fiduciaria de Occidente and (iii) Banco de Occidente started offering shared services to its subsidiaries in areas such as talent management and procurement. Finally, on the digitalization front, Banco de Occidente now offers 3 new digital products (savings account, trust and digital signature for disbursement) and launched its new online personal banking platform.

Banco Popular is the seventh largest bank in Colombia measured by gross loans, with a market share of 4.3% at December 31, 2020. Banco Popular operates primarily in the consumer and public sector businesses. Banco Popular is a premier provider of financial solutions to Government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to pensioners and public sector employees. Its access to payroll deductions for repayment of loans has historically resulted in consumer loans with a substantially lower-risk profile as compared to the banking system (consumer past-due loans of 2.8% compared to a banking system average of 6.3% at December 31, 2020). At December 31, 2020, Banco Popular had total consolidated assets of Ps 27,394.7 billion and net income attributable to owners of the parent of Ps 234.0 billion for the year ended December 31, 2020.

Banco Popular’s strategy for the future is based on three pillars: (i) strengthen its leadership in payroll loans supported by digitalization; (ii) diversify product offering, such as credit cards and mortgages; and (iii) further penetrate the medium-size business sector (companies with annual incomes of between Ps 2 billion and Ps 120 billion).

During 2020, Banco Popular focused its digitalization efforts on payroll loans (Libranza Digital), digital credit card, digital savings account, collection and sales analytics, and on an upgrade of its online banking platform. All these efforts are expected to continue contributing to loan growth over the coming years. As a measure to help Banco Popular’s customers stay safe during the COVID-19 pandemic, soon after lockdowns started in Colombia. Banco Popular implemented a strategy to link pension clients to an online or digital savings account. These clients traditionally collected their pensions in the bank’s offices and some of them were considered as population at risk, and as such, protecting them was one of the bank’s goals. By mid-2020, Banco Popular had already signed up 99.6% of clients in this segment.

Banco AV Villas is the tenth largest bank in Colombia measured by gross loans and focuses on services and products such as payroll loans and credit cards, as well as its traditional line of mortgages. Banco AV Villas has a broad service network throughout Colombia, with a concentration in Colombia’s central region, including Bogotá and the southwestern region. Banco AV Villas had a market share of 2.9% of deposits, 2.3% of gross loans, 4.6% of consumer loans and 3.2% of mortgages at December 31, 2020. At December 31, 2020, Banco AV Villas had total consolidated assets of Ps 16,589.1 billion and net income attributable to owners of the parent was Ps 163.3 billion, and consolidated ROAE for the year ended December 31, 2020 was 9.2%.

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

LB Panamá, through BAC and MFG, is the largest banking group in Central America based on consolidated assets, with a leading position in the consumer and credit card banking businesses in the region. LB Panamá’s regional presence and operations are complementary to our Colombian operations. LB Panamá, through its subsidiaries, has operations in six Central American countries (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama). It is the leading credit card issuer and merchant-acquiring franchise in Central America, according to internal benchmarks. At December 31, 2020, 84.8% of LB Panamá’s credit card portfolio was distributed across Costa Rica, Honduras, Guatemala and Panama. The remaining was distributed among El Salvador and Nicaragua.

BAC is the leading Central American banking group as measured by total assets and net loans, with operations in Costa Rica, Panama, Guatemala, Honduras, El Salvador and Nicaragua. BAC is a full-service financial institution with a leading credit card issuance and merchant-acquiring franchise in Central America, according to internal benchmarks.

Multi Financial Group, Inc. (“MFG”) provides a wide variety of financial services in Panama, mainly commercial, investment, mortgage and consumer banking, insurance, factoring, leasing and training services, as well as real estate. The main subsidiary of MFG is Multibank Inc., which consolidates the banking, insurance and portfolio management operations of the company.

Our differentiated multi-brand business model builds on the individual strengths of our banks and the wide recognition of their brands. Each of our banks has developed over time a focus on particular and, to a degree, overlapping market sectors, geographic regions and services and products. As a group, we are present in all banking businesses in Colombia and Central America, as shown in the following chart:

Banco de Bogotá
Banco de Occidente
banco popular
Banco AV Villas
BAC
multibank
Customers
Large corporations
SMEs
Very Small Businesses
High net worth
Mass consumer market
Products
Commercial
Consumer
Mortgages
Leases
Treasury operations
International operations
Higher emphasis
Lower emphasis

Through the subsidiaries of our banks, we also offer bancassurance, insurance, trust, bonded warehousing and brokerage transactions, real estate escrow services, merchandise and document storage and deposit, customs agency, cargo management, surety bond and merchandise distribution services, payment and collection services, and provide deposit and lending operations in foreign currencies.

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

	Grupo Aval
	Banco de	LB	Banco de	Banco	Banco AV	Grupo Aval
	Bogotá	Panamá(1)	Occidente	Popular	Villas	aggregate(2)

	(in thousands)
Total corporate customers, as of:
December 31, 2020	207.8	134.1	61.6	7.2	29.4	440.1
December 31, 2019	202.0	129.5	67.9	7.1	29.8	436.3

(1)	Reflects aggregated clients for BAC and MFG (only for 2020).
(2)	Reflects aggregated amounts of our banking subsidiaries, these figures may include overlap of customers.

Individual customers

Our banks provide services and products to individuals throughout Colombia and Central America. Our banks classify their individual banking customers into separate categories based principally on income. The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de	LB	Banco de	Banco	Banco AV		Grupo Aval
	Bogotá	Panamá(1)	Occidente	Popular	Villas	Corficolombiana	aggregate(2)

	(in thousands)
Total individual customers, as of:
December 31, 2020	6,995.1	3,735.9	915.6	3,378.2	1,193.2	341.9	16,559.8
December 31, 2019	6,619.2	3,705.3	871.2	3,176.7	1,294.5	371.5	16,038.3

(1)	Reflects aggregated clients for BAC and MFG (only for 2020).
(2)	Reflects aggregated amounts of our banking subsidiaries, these figures may reflect overlap of customers in Colombia.

Lending activities

We classify our banks’ loans into the following categories: commercial, consumer, microcredit and mortgages. The following table presents our total loans, net at December 31, 2020.

	At December 31, 2020
	Operating segments
	Banco de	LB	Banco de	Banco	Banco		Grupo Aval
	Bogotá	Panamá	Occidente	Popular	AV Villas	Corficolombiana	consolidated(1)

	(in Ps billions)
Commercial	47,643.6	35,095.7	23,213.4	7,062.4	2,811.9	1,629.5	115,680.6
Commercial loans	46,279.2	32,955.1	22,870.6	7,057.8	2,372.3	1,227.9	110,986.9
Interbank and overnight funds	1,364.4	2,140.6	342.8	4.7	439.6	401.6	4,693.7
Consumer	13,915.8	23,233.3	7,903.5	13,301.9	7,087.1	393.9	65,835.5
Mortgages	4,696.7	14,398.4	1,905.7	1,120.3	2,425.8	11.8	24,558.8
Microcredit(2)	367.0	—	—	4.9	0.4	—	372.3
Total gross loans	66,623.1	72,727.4	33,022.7	21,489.5	12,325.2	2,035.2	206,447.2
Loss allowance	(4,947.5)	(2,397.4)	(1,981.9)	(1,062.9)	(487.1)	(28.3)	(10,905.2)
Total loans, net	61,675.5	70,329.9	31,040.8	20,426.6	11,838.1	2,006.9	195,542.0

(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(2)	Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente) without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the minimum wage.

At December 31, 2020, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 2.5%, 5.0% and 6.6%, respectively, of our consolidated total gross loan portfolio.

Commercial loan portfolio: consists of general purpose loans (loans with a maturity of over one year), working capital loans (loans with a maturity of up to one year), leases, loans funded by development banks, corporate credit cards and overdraft loans. Loans funded by development banks are loans granted to customers and focused on specific economic sectors and are funded by national or international government or government-related institutions. Interbank and overnight funds are short-term borrowings mostly entered into between banks. The following table presents our commercial loan portfolio at December 31, 2020.

	At December 31, 2020
	Operating segments
	Banco de	LB	Banco de	Banco	Banco		Grupo Aval
	Bogotá	Panamá	Occidente	Popular	AV Villas	Corficolombiana	consolidated(1)

	(in Ps billions)
General purpose loans	36,769.0	22,323.9	13,649.3	6,135.6	2,330.1	—	79,451.5
Working capital loans	3,809.5	9,369.3	2,697.3	299.4	4.1	—	16,164.8
Leases	3,088.8	819.0	5,253.2	228.0	21.8	1,227.9	10,636.6
Interbank and overnight funds	1,364.4	2,140.6	342.8	4.7	439.6	401.6	4,693.7
Loans funded by development banks	2,345.1	—	1,154.9	389.3	10.8	—	3,900.2
Overdrafts	68.3	442.9	43.4	3.5	4.6	—	562.7
Credit cards	198.5	—	72.5	1.9	0.8	—	271.1
Commercial loans	47,643.6	35,095.7	23,213.4	7,062.4	2,811.9	1,629.5	115,680.6

(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Consumer loan portfolio: consists of payroll loans, personal loans, automobile and other vehicle loans, credit cards, overdrafts, leases, and general purpose loans. A payroll loan is a type of loan where payments are deducted directly from an employer’s salary. The following table presents our consumer loan portfolio at December 31, 2020.

	At December 31, 2020
	Operating segments
	Banco de	LB	Banco de	Banco	Banco		Grupo Aval
	Bogotá	Panamá	Occidente	Popular	AV Villas	Corficolombiana	consolidated(1)

	(in Ps billions)
Payroll loans	5,159.3	5,698.2	2,566.5	12,838.3	4,341.5	—	30,603.7
Credit cards	2,736.1	10,748.8	1,367.7	363.5	1,120.5	—	16,336.8
Personal loans(2)	4,745.4	2,351.8	2,052.4	97.7	1,568.8	393.9	11,210.1
Automobile loans and leases	1,247.2	4,063.7	1,749.3	0.2	55.6	—	7,116.0
Leases	6.3	316.8	13.8	1.9	—	—	338.8
General purpose loans	—	—	151.2	—	—	—	151.2
Overdrafts	21.5	53.9	2.6	0.2	0.6	—	78.9
Consumer loans	13,915.8	23,233.3	7,903.5	13,301.9	7,087.1	393.9	65,835.5

(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(2)	Mostly composed of personal installment loans.

We provide credit card services to our bank customers in Colombia through the Visa and MasterCard networks and in Central America through all major networks. The following table presents the number of activated issued credit cards of our banks at the dates indicated.

	Activated Issued Credit Cards
	December 31,	December 31,
Operating segment	2020	2019
Banco de Bogotá	1,086,633	1,168,126
LB Panamá	2,106,225	2,395,838
Banco de Occidente	579,729	597,084
Banco Popular	212,080	283,484
Banco AV Villas	478,468	506,581
Total activated issued credit cards	4,463,135	4,951,113

Mortgages portfolio: In Colombia, Banco de Bogotá and Banco AV Villas are our main originators of loans to customers for the purchase of real estate secured by mortgages, while Banco de Occidente and Banco Popular are increasing their presence in this business. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, upon origination and all of our mortgage loans (excluding housing leases) have maturities of up to fifteen years. The weighted average maturity of the Colombian mortgage loan portfolio at December 31, 2020 was 171 months. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income in compliance with Colombian regulation.

At December 31, 2020, LB Panamá’s mortgage loans had an average loan-to-value ratio of 59.1%. The weighted average maturity of our mortgage portfolio related to our Central American operations at December 31, 2020 was 251 months. BAC’s and MFG’s mortgage loan portfolios have no significant exposure to the higher risk sectors, such as vacation homes or second-home mortgages.

Treasury operations

Our banks’ treasury departments are responsible for managing their proprietary trading activities, liquidity and distribution of treasury services and products to customers. Our banks’ proprietary trading activities include fixed income trading, derivatives and foreign exchange operations. We do not have any proprietary trading activities in equities and each of our banks have implemented trading activities policies. Our banks also take deposits from financial institutions as part of their treasury operations. These deposits are represented by certificates of interbank deposit, or “CDIs”, and earn interest at the interbank deposit rate. Banco de Bogotá and Banco de Occidente have active treasury operations, while Banco Popular and Banco AV Villas have smaller operations.

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

	At December 31, 2020
	Operating segments
	Banco de	LB	Banco de	Banco	Banco		Grupo Aval
	Bogotá	Panamá	Occidente	Popular	AV Villas	Corficolombiana	consolidated(1)

	(in Ps billions)
Checking accounts	15,003.0	27,602.9	7,027.5	1,101.3	1,338.3	—	51,198.3
Savings accounts	28,720.5	15,808.4	15,314.3	10,987.8	8,708.2	484.3	76,551.5
Time deposits	23,636.4	36,149.5	8,561.9	8,507.5	3,914.6	4,364.4	83,559.2
Other deposits	128.2	238.6	67.0	15.1	5.6	78.1	532.7
Customer deposits	67,488.1	79,799.4	30,970.7	20,611.8	13,966.8	4,926.7	211,841.6

(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Distribution channels

Our banks provide services and products to their customers through our network. Each of our banks manages its own distribution network. In 1998, we created Red Aval (Grupo Aval network) in Colombia, which allows customers of any of our banks to make transfers, payments and undertake other basic banking functions in the networks of our other banks, through traditional channels and electronic networks, with results posting in real time to the accountholder’s bank with no additional fees. Red Aval (Grupo Aval network) services vary for each channel. In Central America, we serve our customers through a diversified distribution network that includes branches, kiosks (non-cash machines which provide online banking capabilities as well as a full keyboard), ATMs, a standardized online banking platform, call centers and mobile phone banking.

The following table describes the main channels of our distribution network.

Distribution Channel	Description
Full-service branches

Full-service branches act as part of our sales network and allow our bank customers to perform check cashing, deposits, savings account withdrawals, loan and credit card payments, transfers and advances. In Colombia, our clients can perform transactions of any of our banks at any of our branches thanks to the integration provided by Red Aval (Grupo Aval network).

ATMs and electronic service points

Through our ATMs, all of our bank customers can, among other services, consult their balances, execute loan and credit card payments, perform transfers and advances, and pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Payment collection centers (Centros de pagos)	Payment collection centers allow our customers to pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

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

During 2020, we continued optimizing our footprint by either closing, relocating or adapting branches to increase the effectiveness of our distribution network. The following table presents our total full-service branches in Colombia and Central America, at December 31, 2020 and 2019.

			Change, December 31, 2020 vs.
	At December 31,		December 31, 2019
	2020	2019	#	%
Banco de Bogotá	572	637	(65)	(10.2)
Banco de Occidente	194	210	(16)	(7.6)
Banco Popular	200	199	1	0.5
Banco AV Villas	292	295	(3)	(1.0)
Colombia	1,258	1,341	(83)	(6.2)
Costa Rica	42	41	1	2.4
Panamá(1)	53	37	16	43.2
Guatemala	99	134	(35)	(26.1)
Honduras	61	60	1	1.7
El Salvador	36	39	(3)	(7.7)
Nicaragua	40	40	—	—
Central America	331	351	(20)	(5.7)
Full-service branches	1,589	1,692	(103)	(6.1)
Other branch formats in Central America(2)	375	411	(36)	(8.8)

(1)	In 2020, it includes 20 new full-service branches resulting from the acquisition of MFG.
(2)	Includes on-site tellers, auto/drive branches, in-store branches, and digital branches.

We continued optimizing our ATM footprint by either closing, relocating or adapting ATMs to increase the effectiveness of our distribution network. The following table presents our total ATMs in Colombia and Central America, at December 31, 2020 and 2019.

			Change, December 31, 2020 vs.
	At December 31,		December 31, 2019
	2020	2019	#	%
Banco de Bogotá	1,749	1,802	(53)	(2.9)
Banco de Occidente	280	330	(50)	(15.2)
Banco Popular	784	816	(32)	(3.9)
Banco AV Villas	570	587	(17)	(2.9)
Colombia	3,383	3,535	(152)	(4.3)
Costa Rica	542	555	(13)	(2.3)
Panamá(1)	302	235	67	28.5
Guatemala	264	270	(6)	(2.2)
Honduras	469	474	(5)	(1.1)
El Salvador	296	303	(7)	(2.3)
Nicaragua	306	299	7	2.3
Central America	2,179	2,136	43	2.0
ATMs	5,562	5,671	(109)	(1.9)

(1)	In 2020, it includes 94 new ATMs resulting from the acquisition of MFG.

The following table presents our other points of service in Colombia and Central America, at December 31, 2020 and 2019.

			Change, December 31, 2020 vs.
	At December 31,		December 31, 2019
	2020	2019	#	%
Banco de Bogotá	10,624	9,321	1,303	14.0
Banco de Occidente	23,359	19,571	3,788	19.4
Banco Popular	113	113	—	—
Banco AV Villas	2,153	3,276	(1,123)	(34.3)
Colombia	36,249	32,281	3,968	12.3
Costa Rica	2,541	2,263	278	12.3
Panamá(1)	495	722	(227)	(31.4)
Guatemala	1,127	1,120	7	0.6
Honduras	1,642	1,571	71	4.5
El Salvador	386	460	(74)	(16.1)
Nicaragua	2,794	2,724	70	2.6
Central America	8,985	8,860	125	1.4
Other points of service(2)	45,234	41,141	4,093	9.9

(1)	In 2020, it includes 126 new banking correspondents resulting from the acquisition of MFG.
(2)	In Colombia, other points of service include banking correspondents (corresponsales bancarios) or “CBs” and payment collection centers (centros de pago). In Central America, other points of service include self-service kiosks and RapiBAC (banking correspondents).

In 2020, our transaction mix shifted toward digital channels, as a continuation of the migration trend towards digital channels in recent years, as well as the effects of the COVID-19 pandemic. As lockdowns were put in place in Colombia and Central America during the COVID-19 pandemic, transactions in our physical channels (mainly branches and ATMs) decreased significantly and favored the usage of alternate channels (mainly online and mobile banking). As such, successful monetary transactions through non-physical channels accounted for 31.2% of total transactions in 2020, 8.9% more than in 2019.

The following tables present volumes for successful monetary transactions processed through our distribution channels and their share of total transactions, in Colombia, Central America and the aggregate number for Grupo Aval, at the dates indicated.

			Change, December 31, 2020 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2019		December 31,
	2020	2019	#	%	2020	2019

	(in thousands)
Branches	67,836	100,647	(32,811)	(32.6)	16.6	22.9
ATMs	144,179	164,202	(20,024)	(12.2)	35.2	37.4
Banking correspondents and other	110,991	101,921	9,070	8.9	27.1	23.2
Online banking	66,252	59,226	7,026	11.9	16.2	13.5
Mobile banking	20,419	12,373	8,046	65.0	5.0	2.8
Automated telephone banking	185	220	(35)	(15.8)	0.0	0.1
Colombia	409,862	438,588	(28,727)	(6.5)	100.0	100.0

			Change, December 31, 2020 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2019		December 31,
	2020	2019	#	%	2020	2019

	(in thousands)
Branches	44,459	66,127	(21,668)	(32.8)	18.1	26.7
ATMs	64,287	81,970	(17,683)	(21.6)	26.2	33.1
Banking correspondents and other	19,219	18,340	879	4.8	7.8	7.4
Online banking	54,146	49,829	4,317	8.7	22.0	20.1
Mobile banking	63,564	31,244	32,320	103.4	25.9	12.6
Central America	245,674	247,510	(1,835)	(0.7)	100.0	100.0

			Change, December 31, 2020 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2019		December 31,
	2020	2019	#	%	2020	2019

	(in thousands)
Branches	112,295	166,773	(54,479)	(32.7)	17.1	24.3
ATMs	208,466	246,172	(37,707)	(15.3)	31.8	35.9
Banking correspondents and other	130,210	120,261	9,949	8.3	19.9	17.5
Online banking	120,398	109,055	11,343	10.4	18.4	15.9
Mobile banking	83,983	43,616	40,366	92.5	12.8	6.4
Automated telephone banking	185	220	(35)	(15.8)	0.0	0.0
Total	655,536	686,098	(30,562)	(4.5)	100.0	100.0

Merchant banking

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2020. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as trust services, among others. Corficolombiana had consolidated total assets and shareholders’ equity attributable to owners of the parent of Ps 38,146.5 billion and Ps 9,413.9 billion, respectively, at December 31, 2020. Net income attributable to owners of the parent was Ps 1,637.0 billion for the year ended December 31, 2020.

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

The following table provides information regarding Corficolombiana’s consolidated assets distributed by sectors at December 31, 2020.

	At December 31, 2020
			Financial
	Energy and		Services &
	Gas	Infrastructure	Others	Hospitality	Agribusiness	Total

	(in Ps billions)
Total assets(1)	13,116.1	16,460.4	6,924.5	916.1	729.5	38,146.5
As a percentage of total assets	34.4%	43.2%	18.2%	2.4%	1.9%	100.0%

(1)	Eliminations are assigned to each operating segment.

Corficolombiana’s main investments in the energy and gas sector include a 50.9% controlling stake in Promigas S.A. E.S.P., the second largest natural gas pipeline and distribution company in Colombia, and a minority stake in Grupo Energía Bogotá S.A. E.S.P, or “GEB”, an electricity and gas group. Promigas is included in our consolidated financial statements as it is under our “control” as defined in IFRS 10, however, pursuant to Colombian Regulation (Code of Commerce) Promigas is not a company under direct or indirect control of Grupo Aval.

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

In the financial services & others sector, Corficolombiana offers leasing, trust, brokerage and offshore banking services to third-party customers through three subsidiaries: Leasing Corficolombiana S.A. (under voluntary liquidation), Fiduciaria Corficolombiana S.A. and Casa de Bolsa S.A. For information on Corficolombiana’s lending and deposit taking activities see “Item 4. Information on the Company—B. Business overview—Commercial Banking”.

Corficolombiana also has investments in the hospitality sector. These include majority stakes in Hoteles Estelar de Colombia S.A. and Promotora y Comercializadora Turística Santamar S.A.

Finally, Corficolombiana’s main investments in agribusiness are centered on forestry and woodworking as well as the production of palm oil, rubber, rice and cotton mainly through Unipalma S.A., Valora S.A. and Organización Pajonales S.A.

Investment banking and treasury businesses

Corficolombiana’s investment banking team provides advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions and project finance. Corficolombiana has led the participation of private sector companies in infrastructure projects. In 2020, Corficolombiana’s investment bank helped raise financing and coordinate projects totaling Ps 2.1 billion. Some of its clients were related parties.

Corficolombiana is a relevant participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency-denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2020, Corficolombiana had consolidated total fixed income assets of Ps 2,985.3 billion.

Pension and severance fund management

Porvenir is controlled by and consolidated under Banco de Bogotá. Porvenir is the leading private pension and severance fund management business in Colombia, based on assets under management, with a 42.7% market share of assets under management at December 31, 2020. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Through Aportes en Línea, Porvenir manages social security related information systems designed to provide employees with efficient payment solutions.

For the year ended December 31, 2020, 57.5% of Porvenir’s revenues were derived from mandatory pension funds, 15.0% from severance funds, 6.9% from voluntary pension funds and 1.2% from third-party sponsored pension liability funds. Porvenir derived the remaining 19.3% of its revenues from a combination of the profitability of its own investment portfolio, stabilization reserves and other income.

The following table presents a breakdown of Porvenir’s assets under management at the dates indicated.

			Change, December 31, 2020 vs.
	At December 31,		December 31, 2019
	2020	2019	#	%

	(in Ps billions)
Mandatory pension funds	140,114.9	124,889.5	15,225.4	12.2
Severance funds	7,052.6	6,106.1	946.5	15.5
Voluntary pension funds	5,121.8	4,535.7	586.1	12.9
Third-party sponsored pension funds	22,793.5	21,358.1	1,435.4	6.7
Total assets under management	175,082.9	156,889.4	18,193.5	11.6

The following table presents a breakdown of Porvenir’s clients at the dates indicated.

			Change, December 31, 2020 vs.
	At December 31,		December 31, 2019
	2020	2019	#	%

	(in thousands)
Mandatory pension funds	10,077.8	9,561.8	516.0	5.4
Severance funds	4,683.7	4,389.1	294.6	6.7
Voluntary pension funds	187.7	181.7	6.0	3.3
Total clients	14,949.2	14,132.6	816.6	5.8

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 54.2% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 18.0% and 22.0% of its total revenues for the years ended December 31, 2020 and December 31, 2019, respectively.

Distribution channels

Porvenir attracts new individual customers mainly through its direct sales force (1,182 individuals) with direct report to five regional sales managers located in Bogotá, Antioquia, the Southern Region, the Eastern Region and the Northern Region. At December 31, 2020, Porvenir had 54 offices, 5 service modules, 64 electronic service centers and 9 business service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Competition

Commercial banking

We are the market leader in Colombia in terms of market share of assets, deposits, net income and our distribution network by branches. Recently, we have outperformed one or more of our principal competitors under key operational metrics, such as ROAA, ROAE, and the ratio of loans classified as CDE over gross loans. We believe that these results have been achieved due to our banks’ historically strong franchises, results-oriented philosophy and their disciplined risk management approach; all of which has been supported by our multi-brand business model.

The following market share and other data comparing us and our banking subsidiaries to our competitors is based on information derived from separate financial information reported to the Superintendency of Finance by commercial banks based on Colombian IFRS. Our main competitors in Colombia are Bancolombia, Davivienda and BBVA Colombia, which are the three leading banking groups following Grupo Aval. Average balances are calculated using the 13 end-of-month average balances between December 2020 and December 2019. Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.

The following table shows ROAA, ROAE, efficiency ratio and Colombian market share information of our Colombian banking subsidiaries, our aggregate operation and our principal competitors in accordance with Colombian IFRS on a separate basis.

	At and for the Year ended December 31, 2020
	Grupo Aval entities
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA
	Bogotá	Occidente	Popular	Villas	Aggregate (1)	Bancolombia	Davivienda	Colombia

	(in percentages)
ROAA(2)	2.1	0.8	0.8	0.8	1.5	0.5	0.2	0.7
ROAE(3)	10.7	7.2	7.5	7.9	9.7	3.4	1.9	9.7
Efficiency ratio(4)	34.3	48.6	64.7	62.4	44.2	48.1	45.4	44.1
Market share in Colombia:
Net income	53.2	7.7	5.0	3.1	69.0	21.7	5.4	11.3
Deposits	13.6	5.7	4.2	2.9	26.4	24.6	13.9	10.6
Gross loans	12.5	6.2	4.3	2.3	25.3	26.2	16.7	10.2
Assets	14.5	5.7	3.7	2.2	26.1	25.4	14.6	9.4
Branches	9.7	3.3	3.4	5.0	21.4	11.3	8.9	7.3
ATMs	10.7	1.7	4.8	3.5	20.8	31.1	13.5	8.3

Source: Company calculations based on separate information published by the Superintendency of Finance. Figures relating to branches and ATMs of Grupo Aval’s entities are derived from internal data.

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

Lending activities

At December 31, 2020, we had the second largest market share of gross loans in Colombia, with a 25.3% market share. We have a strong presence in commercial loans and in consumer loans (particularly in payroll loans, in which we had a 43.8% market share at December 31, 2020). Our banks have increased their market share in mortgages since we actively re-entered this product in 2010, reaching a 13.6% market share in 2020 from 10.8% in 2015.

The following table presents a breakdown of the market share of our gross loans and that of our competitors by category at December 31, 2020.

	At December 31, 2020
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Commercial loans	28.3	33.1	14.3	7.2	17.1
Consumer loans	27.6	19.1	16.5	13.0	23.8
Microcredit loans	2.6	5.5	0.1	0.0	91.8
Mortgages loans	13.6	19.5	28.5	17.3	21.1
Gross loans	25.3	26.2	16.7	10.2	21.6

Source: Company calculations based on separate information published by the Superintendency of Finance.

Loan Portfolio Quality

We believe that the credit quality of our gross loans compares favorably against our principal competitors. The following table presents credit quality metrics for our gross loans and that of our competitors at the dates indicated.

	Loans past due more	Loans rated	Gross provision	Net provision	Allowance / loans
	than 30 days / gross	C, D, E	expense / average	expense / average	past due more
	loans	/ gross loans(1)	gross loans(2)	gross loans(3)	than 30 days

Colombian IFRS	For the year ended December 31, 2020
	(in percentages)
Banco de Bogotá	4.4	8.2	3.7	3.4	159.9
Banco de Occidente	5.1	8.1	3.5	3.1	121.0
Banco Popular	3.0	4.0	1.6	1.4	174.9
Banco AV Villas	3.5	3.8	2.5	2.1	138.3
Grupo Aval aggregate	4.3	7.0	3.1	2.9	148.9

Bancolombia	5.6	8.3	3.7	3.4	161.6
Davivienda	7.5	9.6	4.0	3.8	97.9
BBVA Colombia	3.5	7.2	2.6	2.4	193.1
Rest of the Colombian market	6.1	7.9	3.9	3.6	130.1

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	For further information about loan classification categories, see “Item 11. Quantitative and Qualitative Disclosures About Risk”.
(2)	Gross provision expense is defined as provision expenses net of provision recoveries.
(3)	Net provision expense is defined as gross provision expense minus recoveries of charged-off loans.

Deposits

At December 31, 2020, we had the largest market share of total deposits in Colombia, with a market share of 26.4%. At the same date our principal competitors—Bancolombia, Davivienda and BBVA Colombia—had market shares of 24.6%, 13.9% and 10.6%, respectively.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2020.

	At December 31, 2020
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Checking accounts	34.9	25.1	9.9	11.5	18.5
Savings accounts	25.7	28.1	14.0	9.4	22.8
Time deposits	24.8	20.2	16.0	12.4	26.6
Other deposits(1)	2.2	3.6	7.3	4.3	82.6
Total deposits	26.4	24.6	13.9	10.6	24.5

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	Other deposits for the rest of the Colombian market include judicial deposits, mainly in Banco Agrario.

At December 31, 2020, deposits represented a larger share of our total funding than that of most of our principal competitor banks, and we had a higher concentration of checking accounts. The table below presents the total funding mix across the Colombian market at December 31, 2020.

	At December 31, 2020
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Funding:
Deposits	82.8	80.4	74.6	90.2	77.2
Other funding(1)	17.2	19.6	25.4	9.8	22.8
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	20.5	15.8	11.0	16.8	11.7
Savings accounts	49.5	57.9	51.3	45.0	47.2
Time deposits	29.9	26.1	36.6	37.4	34.4
Other deposits	0.2	0.3	1.0	0.8	6.7
Total deposits	100.0	100.0	100.0	100.0	100.0
Average rate paid on funding:
Average rate paid on deposits	2.6	2.3	2.6	3.4	2.9
Average rate paid on other funding(1)	4.1	4.3	4.8	4.2	3.9
Average rate paid on total funding	2.9	2.8	3.2	3.5	3.2

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Other funding includes interbank borrowings and overnight funds, borrowings from banks, bonds issued and borrowings from development entities.

Distribution channels

Through our banking subsidiaries, we have the largest branch network in Colombia, with 1,258 branches and 3,383 ATMs at December 31, 2020. The following table presents the distribution of branches and ATMs across the market at December 31, 2020.

	At December 31, 2020
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate	1,258	21.4%	3,383	20.8%
Bancolombia	666	11.3%	5,061	31.1%
Davivienda	525	8.9%	2,198	13.5%
BBVA Colombia	430	7.3%	1,350	8.3%
Rest of the Colombian market	2,993	51.0%	4,302	26.4%

Source: Company calculations based on separate information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries. ATMs for the Rest of the Colombian market include “Servibanca”, an ATM network.

In Central America, our principal competitors are Bancolombia, Banco General, Banco Industrial and Banco Promerica, which are the four leading banking groups following Grupo Aval. Through our BAC and MFG operations, we are the largest banking group in Central America based on consolidated assets. We have a leading Central American presence with operations that are complementary to our Colombian businesses and a leading position in the consumer and credit card banking businesses in the region.

The following market share comparing us to our competitors is based on information derived from separate financial information reported by banks to the Superintendencies of Finance in the six countries where we operate in Central America.

	At December 31, 2020
		Bancolombia
		Central	Banco	Banco	Banco
	LB Panamá(1)	America	General	Industrial	Promerica

	(in percentages)
Central American market share:
Loans, net	12.7	9.3	6.5	7.3	4.0
Assets	11.5	7.9	7.2	6.8	3.7
Deposits	11.8	8.0	6.6	6.9	3.9
Liabilities	11.6	7.9	7.3	6.5	3.8
Total equity	10.8	7.7	6.3	9.3	3.3
Net income	15.2	2.6	13.4	15.9	3.6

Source: Calculated based on consolidated data aggregated from the local superintendencies of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá. Loans, net exclude interbank and overnight funds.

(1)	LB Panamá is based on the aggregated consolidated financial information for BAC and MFG, net of purchase price allocation and eliminations.

The table below presents our market share of loans, net and deposits in each of our main markets in Central America at December 31, 2020.

	At December 31, 2020
	Loans, net	Deposits
Costa Rica(1)	16.0	16.2
Panamá(2)	10.4	10.5
Guatemala	12.1	9.3
Honduras	15.2	16.4
El Salvador	14.9	14.3
Nicaragua	24.5	24.8

Source: Superintendency of banks of each country and company calculations. Percentage of total loans and deposits is based on banking operations in each country, as reported to the local financial regulator, which excludes certain credit card data and offshore operations.

(1)	Percentage calculation for Costa Rica includes state-owned banks (Banco Nacional de Costa Rica, Banco de Costa Rica and Banco Popular), which jointly had a 55.4% and 58.6% market share of loans, net and deposits at December 31, 2020, respectively.
(2)	Market share calculations in Panamá reflect the aggregated separate financial information for BAC and MFG.

Merchant banking

Corficolombiana was the largest merchant bank (corporación financiera) in Colombia in terms of assets and equity at December 31, 2020. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. Corficolombiana also faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities, equity and net income at and for the year ended December 31, 2020.

Colombian IFRS	Assets	Liabilities	Equity	Net income

	(in percentages)
Corficolombiana	78.5	82.8	75.0	89.5
Banca de Inversión Bancolombia S.A.	7.2	0.2	12.7	4.1
J.P. Morgan Corporación Financiera S.A.	9.5	15.2	4.9	5.0
BNP Paribas Colombia Corporación Financiera S.A.	1.4	1.3	1.4	1.2
Corporación Financiera GNB Sudameris S.A.	3.3	0.4	5.5	0.2
Corporación Financiera Davivienda S.A.	0.3	0.0	0.4	(0.0)

Source: Information published by the Superintendency of Finance.

Pension and severance fund management

Porvenir is the leading private pension fund manager in Colombia in terms of assets under management and has the largest share of earnings in the private pension and severance fund management market in Colombia. Porvenir’s principal private competitors are other pension fund managers, including Protección, Colfondos and Skandia. Based on separate data prepared under Colombian IFRS, at December 31, 2020, Porvenir was the most efficient pension and severance fund manager in Colombia, with an efficiency ratio of 36.6%.

The following table presents the market shares of the main market participants in the private pension and severance fund management business with respect to assets under management and individual customers at December 31, 2020, as well as net income for the year ended December 31, 2020.

	At and for the year ended December 31, 2020
	Porvenir	Protección	Colfondos	Skandia

	(in percentages)
Individual customers to pension funds:
Mandatory	59.0	29.0	11.3	0.7
Severance	55.2	33.9	10.3	0.7
Voluntary	24.0	58.3	6.8	10.8
Total	56.7	31.5	10.8	1.0
Assets under management:
Mandatory	44.2	35.9	13.7	6.2
Severance	47.9	38.8	10.6	2.6
Voluntary	20.9	43.7	7.2	28.3
Total	42.7	36.5	13.1	7.6
Net income:	56.9	28.8	6.0	8.4

Source: Information published by the Superintendency of Finance for private pension and severance fund managers. Information does not include data from third-party pension liability funds, which does not comprise a material portion of the market. Net income calculated under Colombian IFRS.

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

Our Colombian banking subsidiaries currently operate based on a hybrid IT model. Core banking processes are handled directly by each banking subsidiary, and electronic channels and administrative processes such as accounting, purchasing and budgeting operate in our shared services center, ATH and/or Nexa BPO. This model of centralization of our technological operation will continue its development in these shared services in order to achieve medium-term savings that optimize the results of Grupo Aval as a whole.

Intellectual property

We register and monitor our brands and trademarks in Colombia and abroad according to the importance of such brands and trademarks to our and our subsidiaries’ marketing and commercial strategy. Certain of brands and trademarks of Grupo Aval’s are registered in South and Central American countries and in the United States and México.

Selected statistical data

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements included in this annual report as well as “Operating and financial review and prospects”. This information has been presented based on our financial records, which are prepared in accordance with IFRS. The selected statistical data of Grupo Aval at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, as applicable, have been derived from our audited consolidated financial statements prepared in accordance with IFRS that are included in this annual report. We believe that the average data set forth herein accurately reflects in all material aspects our financial condition and results of operation at the date and for the periods specified.

Distribution of assets, liabilities and equity, interest rates and interest differential

●	average statement of financial position for 2020, 2019 and 2018 have been calculated as follows: the average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year.

Average Statement of Financial Position

For the years ended December 31, 2020, 2019 and 2018, the following table presents:

●	average balances for 2020, 2019 and 2018 calculated using the average of balances for our assets and liabilities (based on a five period average) according with above paragraph;
●	interest income earned on assets and interest paid on liabilities; and
●	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning
	assets for the years ended December 31,
	2020			2019			2018
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	balance	earned	yield	balance	earned	yield	balance	earned	yield

	(in Ps billions, except percentages)
ASSETS
Interest-earning assets
Fixed Income Investments
Domestic
Peso-denominated	15,228.1	586.5	3.9%	13,110.5	620.2	4.7%	12,962.8	669.8	5.2%
Foreign -denominated	4,122.8	126.6	3.1%	3,468.9	106.9	3.1%	3,624.9	98.5	2.7%
Total domestic	19,350.9	713.1	3.7%	16,579.4	727.1	4.4%	16,587.6	768.3	4.6%
Foreign	11,264.2	562.7	5.0%	6,674.6	334.4	5.0%	5,215.2	197.7	3.8%
Total	30,615.1	1,275.8	4.2%	23,254.0	1,061.6	4.6%	21,802.9	966.0	4.4%
Interbank and overnight funds
Domestic
Peso-denominated	901.8	98.7	10.9%	1,943.9	153.6	7.9%	2,506.1	114.4	4.6%
Foreign -denominated	724.9	65.8	9.1%	790.1	211.0	26.7%	1,140.8	111.7	9.8%
Total domestic	1,626.7	164.5	10.1%	2,734.0	364.5	13.3%	3,646.9	226.1	6.2%
Foreign	1,731.6	62.8	3.6%	1,880.3	155.0	8.2%	2,366.2	117.0	4.9%
Total	3,358.3	227.3	6.8%	4,614.3	519.6	11.3%	6,013.0	343.1	5.7%
Loans and leases
Domestic
Peso-denominated	117,610.9	11,247.9	9.6%	108,485.1	11,471.7	10.6%	103,269.3	11,367.4	11.0%
Foreign -denominated	12,646.3	534.2	4.2%	11,356.3	684.8	6.0%	10,969.4	644.9	5.9%
Total domestic	130,257.2	11,782.1	9.0%	119,841.4	12,156.6	10.1%	114,238.7	12,012.3	10.5%
Foreign	69,973.2	6,937.7	9.9%	53,560.0	5,815.0	10.9%	47,209.3	5,035.2	10.7%
Total	200,230.4	18,719.7	9.3%	173,401.5	17,971.6	10.4%	161,447.9	17,047.5	10.6%
Loans and receivables (1)
Domestic
Peso-denominated	118,512.7	11,346.6	9.6%	110,429.0	11,625.3	10.5%	105,775.4	11,481.7	10.9%
Foreign currency-denominated	13,371.2	600.0	4.5%	12,146.4	895.8	7.4%	12,110.1	756.6	6.2%
Total domestic	131,883.9	11,946.6	9.1%	122,575.4	12,521.1	10.2%	117,885.5	12,238.4	10.4%
Foreign	71,704.8	7,000.4	9.8%	55,440.4	5,970.1	10.8%	49,575.4	5,152.2	10.4%
Total	203,588.7	18,947.0	9.3%	178,015.8	18,491.2	10.4%	167,460.9	17,390.6	10.4%
Total interest-earning assets
Domestic
Peso-denominated	133,740.8	11,933.1	8.9%	123,539.5	12,245.5	9.9%	118,738.1	12,151.6	10.2%
Foreign currency-denominated	17,494.0	726.6	4.2%	15,615.3	1,002.7	6.4%	15,735.0	855.2	5.4%
Total domestic	151,234.8	12,659.7	8.4%	139,154.8	13,248.2	9.5%	134,473.2	13,006.7	9.7%
Foreign	82,969.0	7,563.1	9.1%	62,114.9	6,304.5	10.1%	54,790.7	5,349.9	9.8%
Total interest-earning assets	234,203.8	20,222.8	8.6%	201,269.8	19,552.7	9.7%	189,263.8	18,356.6	9.7%
Total non-interest-earning assets	83,593.1	—	—	65,789.1	—	—	51,641.6	—	—
Total interest-earning and non interest-earning assets
Domestic
Peso-denominated	179,571.5	11,933.1	6.6%	159,707.6	12,245.5	7.7%	148,470.3	12,151.6	8.2%
Foreign currency-denominated	30,174.3	726.6	2.4%	27,068.6	1,002.7	3.7%	21,879.2	855.2	3.9%
Total domestic	209,745.8	12,659.7	6.0%	186,776.1	13,248.2	7.1%	170,349.5	13,006.7	7.6%
Foreign	108,051.2	7,563.1	7.0%	80,282.7	6,304.5	7.9%	70,555.9	5,349.9	7.6%
Total assets	317,797.0	20,222.8	6.4%	267,058.8	19,552.7	7.3%	240,905.4	18,356.6	7.6%

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities and
	equity for the years ended December 31,
	2020			2019			2018
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate

	(in Ps billions, except percentages)
LIABILITIES AND EQUITY
Interest-bearing liabilities
Interest-bearing checking accounts
Domestic
Peso-denominated	4,304.7	85.2	2.0%	4,002.8	97.0	2.4%	4,422.5	113.1	2.6%
Foreign currency-denominated	4,122.0	19.0	0.5%	4,815.6	182.5	3.8%	3,637.2	129.5	3.6%
Total domestic	8,426.6	104.2	1.2%	8,818.4	279.5	3.2%	8,059.8	242.6	3.0%
Foreign	20,512.9	223.9	1.1%	14,546.6	134.4	0.9%	12,472.9	107.6	0.9%
Total	28,939.5	328.1	1.1%	23,364.9	413.9	1.8%	20,532.7	350.2	1.7%
Savings accounts
Domestic
Peso-denominated	55,363.2	1,208.3	2.2%	46,542.6	1,357.1	2.9%	45,693.8	1,378.7	3.0%
Foreign currency-denominated	714.8	73.5	10.3%	496.7	4.9	1.0%	648.6	1.0	0.2%
Total domestic	56,078.0	1,281.8	2.3%	47,039.3	1,362.0	2.9%	46,342.4	1,379.7	3.0%
Foreign	14,693.4	185.9	1.3%	10,257.0	141.3	1.4%	8,748.1	117.3	1.3%
Total	70,771.4	1,467.6	2.1%	57,296.3	1,503.3	2.6%	55,090.4	1,497.0	2.7%
Time deposits
Domestic
Peso-denominated	38,053.5	1,871.0	4.9%	37,948.2	2,063.3	5.4%	35,002.2	2,021.4	5.8%
Foreign currency-denominated	9,853.5	142.3	1.4%	8,650.9	228.6	2.6%	7,793.4	181.3	2.3%
Total domestic	47,907.0	2,013.3	4.2%	46,599.2	2,291.9	4.9%	42,795.5	2,202.7	5.1%
Foreign	34,625.3	1,650.1	4.8%	24,659.4	1,303.7	5.3%	21,278.7	1,093.8	5.1%
Total	82,532.3	3,663.4	4.4%	71,258.5	3,595.6	5.0%	64,074.3	3,296.5	5.1%
Total interest bearing deposits
Domestic
Peso-denominated	97,721.4	3,164.5	3.2%	88,493.6	3,517.3	4.0%	85,118.5	3,513.2	4.1%
Foreign currency-denominated	14,690.2	234.8	1.6%	13,963.3	416.1	3.0%	12,079.2	311.8	2.6%
Total domestic	112,411.6	3,399.3	3.0%	102,456.9	3,933.4	3.8%	97,197.7	3,825.0	3.9%
Foreign	69,831.5	2,059.9	2.9%	49,462.9	1,579.4	3.2%	42,499.7	1,318.7	3.1%
Total	182,243.1	5,459.1	3.0%	151,919.8	5,512.8	3.6%	139,697.4	5,143.7	3.7%
Interbank and overnight funds (2)
Domestic
Peso-denominated	7,168.6	219.9	3.1%	6,317.0	305.9	4.8%	5,218.9	225.9	4.3%
Foreign currency-denominated	1,028.7	63.1	6.1%	692.3	66.9	9.7%	759.2	31.9	4.2%
Total domestic	8,197.3	283.1	3.5%	7,009.4	372.8	5.3%	5,978.0	257.8	4.3%
Foreign	514.2	0.9	0.2%	888.9	8.1	0.9%	938.0	8.3	0.9%
Total	8,711.4	284.0	3.3%	7,898.2	380.9	4.8%	6,916.0	266.1	3.8%
Borrowings from banks and other
Domestic
Peso-denominated	6,599.6	343.4	5.2%	6,091.8	394.0	6.5%	4,425.9	289.6	6.5%
Foreign currency-denominated	9,300.0	220.4	2.4%	8,577.3	256.3	3.0%	6,765.3	153.5	2.3%
Total domestic	15,899.6	563.8	3.5%	14,669.1	650.3	4.4%	11,191.2	443.1	4.0%
Foreign	11,078.6	423.8	3.8%	9,846.4	502.8	5.1%	9,841.0	469.2	4.8%
Total	26,978.2	987.6	3.7%	24,515.5	1,153.1	4.7%	21,032.3	912.4	4.3%
Long-term debt
Domestic
Peso-denominated	9,139.6	570.3	6.2%	9,025.2	598.7	6.6%	8,847.2	604.3	6.8%
Foreign currency-denominated	14,895.6	712.7	4.8%	10,629.8	555.6	5.2%	9,452.3	500.7	5.3%
Total domestic	24,035.2	1,283.1	5.3%	19,655.0	1,154.3	5.9%	18,299.6	1,105.0	6.0%
Foreign	3,305.5	248.5	7.5%	1,065.2	66.1	6.2%	953.4	57.7	6.1%
Total	27,340.7	1,531.6	5.6%	20,720.2	1,220.4	5.9%	19,253.0	1,162.7	6.0%
Total interest-bearing liabilities
Domestic
Peso-denominated	120,629.1	4,298.1	3.6%	109,927.6	4,815.9	4.4%	103,610.6	4,633.0	4.5%
Foreign currency-denominated	39,914.5	1,231.0	3.1%	33,862.8	1,294.8	3.8%	29,056.0	997.9	3.4%
Total domestic	160,543.7	5,529.2	3.4%	143,790.3	6,110.8	4.2%	132,666.6	5,630.9	4.2%
Foreign	84,729.8	2,733.1	3.2%	61,263.3	2,156.4	3.5%	54,232.1	1,853.9	3.4%
Total interest-bearing liabilities	245,273.4	8,262.3	3.4%	205,053.7	8,267.2	4.0%	186,898.6	7,484.8	4.0%
Total non-interest-bearing liabilities and equity	72,523.5	—	—	62,005.1	—	—	54,006.8	—	—
Total liabilities and equity	317,797.0	8,262.3	2.6%	267,058.8	8,267.2	3.1%	240,905.4	7,484.8	3.1%

(1)	Includes loans and leases and interbank and overnight funds
(2)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Changes in net interest income and expenses – volume and rate analysis

The following tables allocate by currency of denomination, the changes in our interest income (interest-earning assets) and interest expense (interest-bearing liabilities) between the changes in average volume and changes in average yield (interest-earning assets) and average rates

(interest-bearing liabilities) for the year ended December 31, 2020 compared to the year ended December 31, 2019 and the year ended December 31, 2019 compared to the year ended December 31, 2018. Volume and rate variances have been calculated based on variances in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing funding as follows: (a) changes in volume (change in volume times new rate) and (b) changes in rates (change in rate times old volume). Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. You should read the following tables and the footnotes thereto in conjunction to our observations noted in “—Average statement of financial position”.

	2020 - 2019			2019 - 2018
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change

	(in Ps billions, except percentages)
Interest-earning assets:
Fixed Income Investments
Domestic
Peso-Denominated	81.6	(115.3)	(33.7)	7.0	(56.6)	(49.6)
Foreign currency-denominated	20.1	(0.4)	19.7	(4.8)	13.2	8.4
Sum domestic	101.6	(115.7)	(14.0)	2.2	(43.4)	(41.2)
Foreign	229.3	(1.0)	228.2	73.1	63.6	136.7
Sum	330.9	(116.7)	214.2	75.3	20.2	95.5
Interbank loans and overnight funds
Domestic
Peso-Denominated	(114.0)	59.1	(54.9)	(44.4)	83.6	39.2
Foreign currency-denominated	(5.9)	(139.2)	(145.1)	(93.6)	192.9	99.2
Sum domestic	(119.9)	(80.1)	(200.0)	(138.1)	276.5	138.4
Foreign	(5.4)	(86.9)	(92.2)	(40.1)	78.1	38.0
Sum	(125.3)	(166.9)	(292.3)	(178.1)	354.6	176.5
Loans and leases
Domestic
Peso-Denominated	872.8	(1,096.6)	(223.8)	551.5	(447.2)	104.4
Foreign currency-denominated	54.5	(205.2)	(150.7)	23.3	16.6	39.9
Sum domestic	927.2	(1,301.7)	(374.5)	574.9	(430.6)	144.3
Foreign	1,627.3	(504.7)	1,122.6	689.5	90.3	779.8
Sum	2,554.6	(1,806.4)	748.1	1,264.4	(340.3)	924.1
Sum interest-earnings assets
Domestic
Peso-Denominated	840.3	(1,152.7)	(312.4)	514.1	(420.2)	93.9
Foreign currency-denominated	68.6	(344.8)	(276.1)	(75.1)	222.7	147.6
Sum domestic	908.9	(1,497.5)	(588.5)	439.0	(197.5)	241.5
Foreign	1,851.2	(592.6)	1,258.6	722.6	232.0	954.6
Sum interest-earnings assets	2,760.1	(2,090.1)	670.1	1,161.6	34.5	1,196.1
Interest-bearing liabilities
Checking accounts
Domestic
Peso-Denominated	6.0	(17.8)	(11.8)	(10.2)	(5.9)	(16.1)
Foreign currency-denominated	(3.2)	(160.3)	(163.5)	44.7	8.3	53.0
Sum domestic	2.8	(178.1)	(175.3)	34.5	2.4	36.9
Foreign	65.1	24.4	89.5	19.2	7.7	26.8
Sum	67.9	(153.7)	(85.8)	53.6	10.1	63.8
Saving accounts
Domestic
Peso-Denominated	192.5	(341.3)	(148.8)	24.7	(46.4)	(21.7)
Foreign currency-denominated	22.4	46.2	68.6	(1.5)	5.5	3.9
Sum domestic	214.9	(295.1)	(80.2)	23.2	(41.0)	(17.7)
Foreign	56.1	(11.6)	44.6	20.8	3.2	24.0
Sum	271.0	(306.7)	(35.6)	44.0	(37.8)	6.2
Time deposits
Domestic
Peso-Denominated	5.2	(197.4)	(192.3)	160.2	(118.3)	41.9
Foreign currency-denominated	17.4	(103.7)	(86.4)	22.7	24.7	47.4
Sum domestic	22.5	(301.2)	(278.6)	182.8	(93.6)	89.2
Foreign	474.9	(128.6)	346.4	178.7	31.1	209.9
Sum	497.5	(429.7)	67.7	361.6	(62.5)	299.1
Interbank and overnight funds
Domestic
Peso-Denominated	26.1	(112.1)	(85.9)	53.2	26.8	80.0
Foreign currency-denominated	20.6	(24.4)	(3.7)	(6.5)	41.5	35.0
Sum domestic	46.8	(136.5)	(89.7)	46.7	68.3	115.0
Foreign	(0.7)	(6.5)	(7.2)	(0.4)	0.3	(0.2)
Sum	46.1	(143.0)	(96.9)	46.3	68.5	114.8
Borrowings from banks and other
Domestic
Peso-Denominated	26.4	(77.0)	(50.6)	107.7	(3.4)	104.4
Foreign currency-denominated	17.1	(53.0)	(35.9)	54.1	48.6	102.8
Sum domestic	43.6	(130.1)	(86.5)	161.9	45.3	207.2
Foreign	47.1	(126.1)	(79.0)	0.3	33.3	33.6
Sum	90.7	(256.2)	(165.5)	162.2	78.6	240.7
Long-term debt
Domestic
Peso-Denominated	7.1	(35.5)	(28.4)	11.8	(17.4)	(5.5)
Foreign currency-denominated	204.1	(47.0)	157.1	61.5	(6.7)	54.9
Sum domestic	211.2	(82.5)	128.7	73.3	(24.0)	49.3
Foreign	168.4	14.0	182.4	6.9	1.5	8.4
Sum	379.7	(68.5)	311.1	80.3	(22.6)	57.7
Sum interest-bearing liabilities
Domestic
Peso-Denominated	263.3	(781.1)	(517.8)	347.5	(164.5)	183.0
Foreign currency-denominated	278.5	(342.3)	(63.8)	175.1	121.9	296.9
Sum domestic	541.8	(1,123.4)	(581.6)	522.5	(42.6)	479.9
Foreign	811.1	(234.4)	576.7	225.4	77.0	302.5
Sum interest-bearing liabilities	1,352.9	(1,357.8)	(5.0)	748.0	34.4	782.4

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the years ended December 31, 2020, 2019 and 2018.

	For the years ended December 31,
	2020	2019	2018

	(in Ps billions, except percentages)
Interbank loans and overnight funds
Domestic
Peso-denominated	901.8	1,943.9	2,506.1
Foreign currency-denominated	724.9	790.1	1,140.8
Total Domestic	1,626.7	2,734.0	3,646.9
Foreign	1,731.6	1,880.3	2,366.2
Total	3,358.3	4,614.3	6,013.0
Loans and leases
Domestic
Peso-denominated	117,610.9	108,485.1	103,269.3
Foreign currency-denominated	12,646.3	11,356.3	10,969.4
Total Domestic	130,257.2	119,841.4	114,238.7
Foreign	69,973.2	53,560.0	47,209.3
Total	200,230.4	173,401.5	161,447.9
Fixed Income Investments
Domestic
Peso-denominated	15,228.1	13,110.5	12,962.8
Foreign currency-denominated	4,122.8	3,468.9	3,624.9
Total Domestic	19,350.9	16,579.4	16,587.6
Foreign	11,264.2	6,674.6	5,215.2
Total	30,615.1	23,254.0	21,802.9
Total average interest-earning assets
Domestic
Peso-denominated	133,740.8	123,539.5	118,738.1
Foreign currency-denominated	17,494.0	15,615.3	15,735.0
Total Domestic	151,234.8	139,154.8	134,473.2
Foreign	82,969.0	62,114.9	54,790.7
Total	234,203.8	201,269.8	189,263.8
Gross interest earned
Domestic
Peso-denominated	11,933.1	12,245.5	12,151.6
Foreign currency-denominated	726.6	1,002.7	855.2
Total Domestic	12,659.7	13,248.2	13,006.7
Foreign	7,563.1	6,304.5	5,349.9
Total	20,222.8	19,552.7	18,356.6
Net interest income (1)
Domestic
Peso-denominated	7,634.9	7,429.5	7,518.6
Foreign currency-denominated	(504.4)	(292.1)	(142.8)
Total Domestic	7,130.5	7,137.4	7,375.8
Foreign	4,830.0	4,148.1	3,496.0
Total	11,960.5	11,285.5	10,871.8
Average yield on interest-earning assets
Domestic
Peso-denominated	8.9%	9.9%	10.2%
Foreign currency-denominated	4.2%	6.4%	5.4%
Total Domestic	8.4%	9.5%	9.7%
Foreign	9.1%	10.1%	9.8%
Total	8.6%	9.7%	9.7%
Net interest margin (2)
Domestic
Peso-denominated	5.7%	6.0%	6.3%
Foreign currency-denominated	(2.9)%	(1.9)%	(0.9)%
Total Domestic	4.7%	5.1%	5.5%
Foreign	5.8%	6.7%	6.4%
Total	5.1%	5.6%	5.7%
Interest spread on loans and leases (3)
Domestic
Peso-denominated	6.3%	6.6%	6.9%
Foreign currency-denominated	2.6%	3.1%	3.3%
Total Domestic	6.0%	6.3%	6.6%
Foreign	7.0%	7.7%	7.6%
Total	6.4%	6.7%	6.9%
Interest spread on total interest-earning assets (4)
Domestic
Peso-denominated	5.4%	5.5%	5.8%
Foreign currency-denominated	1.1%	2.6%	2.0%
Total Domestic	4.9%	5.3%	5.4%
Foreign	5.9%	6.6%	6.3%
Total	5.3%	5.7%	5.7%

(1)	Net interest income is calculated as interest income less interest paid and includes accrued interest on interbank and overnight funds.
(2)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, determined based on quarterly ending balances during the applicable period.
(3)	Interest spread on loans and leases is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing deposits.
(4)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

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

	At December 31,
	2020	2019	2018

	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Republic of Colombia (1)	15,583.5	12,258.3	11,466.5
Securities issued or secured by other Colombian Government entities	3,851.4	3,465.8	3,234.2
Securities issued or secured by other financial entities (2)	1,816.3	1,899.0	1,369.9
Other securities (3)	140.5	151.6	89.2
Total peso-denominated	21,391.8	17,774.7	16,159.7
Foreign currency-denominated
Securities issued or secured by the Republic of Colombia (1)	1,769.9	1,811.4	1,329.9
Securities issued or secured by foreign central banks	1,862.9	984.1	1,144.7
Securities issued or secured by other Colombian Government entities	175.4	205.5	323.2
Securities issued by foreign Governments	9,899.4	5,160.0	3,146.0
Securities issued or secured by other financial entities (2)	2,899.8	3,007.4	3,166.4
Other securities (3)	1,335.7	403.1	432.6
Total foreign currency-denominated	17,943.1	11,571.4	9,542.9
Total debt securities	39,334.9	29,346.1	25,702.6
Equity securities	6,639.0	4,851.2	3,763.2
Total investment securities	45,973.9	34,197.3	29,465.9

(1)	Includes Colombian Government-issued treasuries (Títulos de Tesorería), or “TES”.
(2)	Reflects investments made in debt securities issued by private financial entities.
(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At December 31, 2020, 2019 and 2018, we held securities issued by foreign governments and in the principal amounts indicated below. Figures in U.S.$ have been translated using the end of period exchange rate for each year as certified by the Superintendency of Finance.

At		Investment amount	Investment amount
December 31,	Issuer	– book value	– book value
		(in Ps billions)	(in U.S.$thousands)
2020
	Barbados	0.0	7
	Chile	28.4	8,265
	Costa Rica	3,329.9	970,101
	El Salvador	849.1	247,365
	Guatemala	1,010.1	294,268
	Honduras	1,098.4	320,009
	Mexico	38.4	11,182
	Nicaragua	86.0	25,042
	Panama	994.0	289,586

At		Investment amount	Investment amount
December 31,	Issuer	– book value	– book value
		(in Ps billions)	(in U.S.$thousands)
	United States of America	2,465.2	718,189
	Total 2020	9,899.4	2,884,015

2019
	Barbados	4.5	1,380
	Chile	33.7	10,297
	Costa Rica	2,817.4	859,711
	El Salvador	236.8	72,269
	Guatemala	645.8	197,063
	Honduras	403.8	123,221
	Nicaragua	79.3	24,198
	Panama	770.9	235,222
	United States of America	167.7	51,186
	Total 2019	5,160.0	1,574,546
2018

	Chile	33.0	10,154
	Costa Rica	1,437.8	442,449
	El Salvador	40.9	12,583
	Guatemala	265.9	81,831
	Honduras	402.3	123,787
	Panama	550.7	169,451
	United States of America	415.4	127,829
	Total 2018	3,146.0	968,084

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at December 31, 2020 issued by governments or government entities.

	At December 31, 2020
	Maturity less than		Maturity between 1		Maturity between 5		Maturity more than
	1 year		and 5 years		and 10 years		10 years		Total
	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)

	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian Government	4,068.0	1.77%	7,892.1	2.94%	2,847.6	4.61%	775.8	5.92%	15,583.5	3.09%
Securities issued or secured by Colombian Government entities	3,454.2	1.49%	267.1	4.79%	129.1	6.55%	1.1	4.27%	3,851.4	1.89%
Securities issued or secured by other financial entities	527.1	2.06%	1,273.3	3.68%	16.0	3.54%	—	0.00%	1,816.3	3.21%
Other securities	32.7	2.87%	44.6	2.99%	49.7	4.75%	13.6	4.73%	140.5	3.76%
Total peso-denominated	8,082.0	1.68%	9,477.0	3.09%	3,042.4	4.69%	790.4	5.90%	21,391.8	2.89%

Foreign currency-denominated
Securities issued or secured by the Colombian Government	1,087.6	1.37%	586.3	2.52%	69.3	3.60%	26.6	4.75%	1,769.9	1.89%
Securities issued or secured by foreign Central Banks	1,304.6	2.79%	360.6	3.99%	197.7	2.47%	—	0.00%	1,862.9	2.99%
Securities issued or secured by Colombian Government entities	—	0.00%	174.6	1.58%	0.8	2.54%	—	0.00%	175.4	1.59%
Securities issued by foreign Governments	2,202.0	2.66%	4,460.6	4.05%	2,280.6	5.53%	956.1	4.94%	9,899.4	4.17%
Securities issued or secured by other financial entities	694.1	2.30%	1,860.7	2.51%	345.0	3.08%	—	0.00%	2,899.8	2.53%
Other securities	103.8	3.85%	215.4	3.84%	738.8	4.49%	277.7	5.53%	1,335.7	4.55%
Total foreign currency-denominated	5,392.1	2.41%	7,658.2	3.49%	3,632.2	4.88%	1,260.5	5.07%	17,943.1	3.56%
Total debt securities	13,474.1	1.97%	17,135.2	3.27%	6,674.6	4.79%	2,050.9	5.39%	39,334.9	3.19%
Equity securities									6,639.0
Total investment securities									45,973.9

(1)	Yield was calculated using the internal rate of return, or “IRR”, at December 31, 2020.

At December 31, 2020, we had the following investments in securities of issuers that exceeded 10% of equity attributable to controlling shareholders of Grupo Aval.

	At December 31, 2020
	Issuer	Book value	Market value

		(in Ps billions)
Securities issued or secured by the Colombian Central Government	Ministry of Finance	17,353.4	17,221.3
Securities issued or secured by Colombian Government entities	Finagro	3,378.4	3,376.0
Securities issued or secured by foreign Governments	Costa Rica Government	3,329.9	3,329.9
Securities issued or secured by foreign Governments	United States	2,208.1	2,208.1
Total		26,269.8	26,135.3

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit and mortgage loans for the periods indicated.

	At December 31,
	2020	2019	2018	2017	2016

	(in Ps billions)
Domestic
Commercial
General purpose loans (1)	57,127.6	53,106.7	51,644.5	52,332.9	49,412.9
Loans funded by development banks	3,900.2	3,547.0	3,222.7	2,713.8	2,829.0
Working capital loans	6,795.5	8,461.9	7,619.9	7,883.5	9,593.8
Credit cards	271.1	280.5	325.1	382.6	385.5
Overdrafts	119.8	184.8	146.2	181.4	185.4
Leases	9,817.6	9,610.7	9,125.7	9,209.3	9,302.2
Interbank loans and overnight funds	2,553.1	1,256.9	5,572.9	4,739.9	1,896.3
Total commercial	80,584.9	76,448.4	77,657.1	77,443.4	73,605.2
Consumer
Credit cards	5,588.0	5,921.2	5,511.6	5,081.3	4,648.7
Personal loans	33,763.8	30,450.1	27,217.9	24,453.2	22,443.9
Automobile and vehicle loans	3,052.3	2,906.1	3,005.6	3,155.0	3,211.2
Overdrafts	24.9	30.0	32.5	34.2	33.3
Loans funded by development banks	—	—	—	—	—
General purpose loans	151.2	135.1	145.7	155.8	187.4
Working capital loans	—	—	—	—	—
Leases	22.0	20.5	28.1	32.1	40.0
Total consumer	42,602.2	39,463.0	35,941.5	32,911.6	30,564.5
Mortgages
Mortgages	8,359.2	7,548.1	6,672.6	5,675.6	4,823.8
Leases	1,801.1	1,560.3	1,312.7	1,047.8	902.1
Total mortgages	10,160.4	9,108.4	7,985.4	6,723.4	5,725.9
Microcredit	372.3	410.3	425.7	409.7	399.4
Total domestic	133,719.8	125,430.2	122,009.7	117,488.1	110,295.0
Foreign
Commercial
General purpose loans (1)	22,323.9	15,707.2	14,133.2	11,664.6	10,961.1
Working capital loans	9,369.3	7,014.5	7,573.0	6,840.0	5,930.6
Overdrafts	442.9	285.2	250.2	258.6	323.1
Leases	819.0	738.2	733.2	683.1	655.9
Interbank loans and overnight funds	2,140.6	1,462.1	2,062.3	2,539.2	1,673.3
Total commercial	35,095.7	25,207.3	24,751.9	21,985.5	19,544.1
Consumer
Credit cards	10,748.8	10,689.6	9,714.2	8,382.9	7,747.0
Personal loans	8,050.0	6,548.6	6,573.8	6,100.4	5,864.5
Automobile and vehicle loans	4,063.7	2,853.5	2,946.2	2,741.7	2,525.2
Overdrafts	53.9	53.7	53.0	51.7	51.2
Leases	316.8	232.0	226.4	194.7	175.6
Total consumer	23,233.3	20,377.4	19,513.5	17,471.4	16,363.5
Mortgages	14,398.4	11,113.2	10,606.8	9,427.9	8,957.6
Total foreign	72,727.4	56,697.9	54,872.1	48,884.7	44,865.2
Total portfolio	206,447.2	182,128.1	176,881.8	166,372.8	155,160.2
Loss allowance for loan portfolio (2)	(10,905.2)	(8,185.8)	(8,196.2)	(5,618.5)	(4,261.4)
Total portfolio, net	195,542.0	173,942.3	168,685.6	160,754.3	150,898.7

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.
(2)	Loss allowance for loan portfolio as of December 31, 2018 includes the impact of the adoption of IFRS 9 of Ps 1,163.0 billion.

We classify our loan and leases portfolio into the categories set forth below:

●	Commercial loans: Commercial loans are granted to companies or individuals to carry out economic activities.
●	Consumer loans: Consumer loans are granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services.
●	Microcredit loans: Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente), or “SMMLV”, without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the SMMLV.
●	Mortgages: Mortgages are loans granted to individuals for the purchase of new or used housing or to build a home. In Colombia, these loans include loans that are denominated in UVR or Colombian pesos, are guaranteed by a senior mortgage on the property and are financed with a total repayment term of five to 30 years.

The following table presents the maturities of our loan portfolio at December 31, 2020.

	At December 31, 2020
		Due from
	Due in one	one to five	Due after
	year or less	years	five years	Total

	(in Ps billions)
Domestic
Commercial
General purpose loans	25,141.9	25,836.8	6,148.9	57,127.6
Loans funded by development banks	1,035.9	2,037.1	827.2	3,900.2
Working capital loans	5,991.8	796.2	7.5	6,795.5
Credit cards	184.2	83.8	3.2	271.1
Overdrafts	119.8	—	—	119.8
Leases	2,372.7	5,291.5	2,153.4	9,817.6
Interbank loans and overnight funds	2,553.1	—	—	2,553.1
Total commercial	37,399.3	34,045.5	9,140.1	80,584.9
Consumer
Credit cards	2,753.5	2,779.0	55.4	5,588.0
Personal loans	2,262.4	5,886.0	709.9	8,858.3
Payroll loans	1,384.9	7,054.3	16,466.4	24,905.5
Automobile and vehicle loans	785.3	1,992.2	274.8	3,052.3
Overdrafts	24.9	—	—	24.9
General purpose loans	84.5	65.5	1.3	151.2
Leases	8.2	13.5	0.3	22.0
Total consumer	7,303.7	17,790.4	17,508.1	42,602.2
Mortgages
Mortgages	400.5	1,243.6	6,715.1	8,359.2
Leases	139.8	399.8	1,261.6	1,801.1
Total Mortgages	540.3	1,643.4	7,976.6	10,160.4
Microcredit	198.9	167.3	6.1	372.3
Total domestic portfolio	45,442.2	53,646.7	34,630.9	133,719.8
Foreign
Commercial
General purpose loans	3,189.9	7,073.1	12,061.0	22,323.9
Working capital loans	7,149.9	2,023.8	195.7	9,369.3
Overdrafts	439.9	3.0	—	442.9
Leases	63.3	585.7	170.0	819.0
Interbank loans and overnight funds	2,140.6	—	—	2,140.6
Total commercial	12,983.5	9,685.5	12,426.7	35,095.7
Consumer
Credit cards	9,395.3	605.4	748.2	10,748.8
Personal loans	77.8	447.5	1,826.5	2,351.8
Payroll loans	130.5	1,334.4	4,233.3	5,698.2

	At December 31, 2020
		Due from
	Due in one	one to five	Due after
	year or less	years	five years	Total
	(in Ps billions)
Automobile and vehicle loans	95.2	2,283.7	1,684.8	4,063.7
Overdrafts	53.6	0.3	—	53.9
Leases	5.1	156.6	155.1	316.8
Total consumer	9,757.5	4,827.9	8,647.9	23,233.3
Mortgages	8.6	201.3	14,188.5	14,398.4
Total foreign portfolio	22,749.6	14,714.7	35,263.1	72,727.4
Total loan portfolio	68,191.8	68,361.3	69,894.1	206,447.2

The following table presents our loan portfolio due after one year and within one year or less at December 31, 2020, broken down between fixed and variable rates.

At December 31,
2020
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Peso-denominated	32,280.2
Foreign currency-denominated	12,824.6
Total	45,104.8
Fixed rate:
Peso-denominated	13,161.9
Foreign currency-denominated	9,925.0
Total	23,086.9
Total loans with maturity of one year or less	68,191.8

Loans with maturity of more than one year
Variable rate:
Peso-denominated	42,089.0
Foreign currency-denominated	48,257.7
Total	90,346.6
Fixed rate:
Peso-denominated	46,188.7
Foreign currency-denominated	1,720.1
Total	47,908.8
Total loans with maturity of more than one year	138,255.4
Total loan portfolio	206,447.2

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

	At December 31,
	2020	%	2019	%	2018	%	2017	%	2016	%

	(in Ps billions, except percentages)
Agricultural	5,375.9	2.6	4,563.5	2.5	4,201.5	2.4	3,941.0	2.4	3,734.6	2.4
Mining products and oil	941.6	0.5	1,520.4	0.8	1,094.7	0.6	2,377.2	1.4	2,018.2	1.3
Food, beverage and tobacco	9,765.7	4.7	8,941.4	4.9	8,128.8	4.6	8,166.0	4.9	7,273.6	4.7
Chemical production	5,867.1	2.8	5,847.4	3.2	5,614.9	3.2	5,672.3	3.4	5,276.2	3.4
Other industrial and manufacturing products	5,936.4	2.9	5,309.0	2.9	4,859.5	2.7	4,469.4	2.7	4,576.2	2.9
Government	4,972.1	2.4	4,905.7	2.7	3,869.0	2.2	3,579.8	2.2	3,629.8	2.3
Construction	13,723.9	6.6	11,550.0	6.3	11,093.9	6.3	10,313.7	6.2	9,959.5	6.4
Trade and tourism	2,893.0	1.4	2,475.6	1.4	2,353.1	1.3	2,182.4	1.3	2,025.2	1.3
Transportation and communications	7,300.9	3.5	6,504.7	3.6	7,117.1	4.0	7,566.4	4.5	7,814.7	5.0
Public services	5,628.7	2.7	5,470.9	3.0	6,123.4	3.5	5,421.3	3.3	5,160.8	3.3
Consumer services (1)	96,436.4	46.7	84,790.1	46.6	78,976.9	44.6	70,947.9	42.6	66,157.9	42.6
Commercial services (2)	45,363.8	22.0	37,926.0	20.8	41,161.0	23.3	38,788.5	23.3	34,587.3	22.3
Other	2,241.5	1.1	2,323.4	1.3	2,288.0	1.3	2,947.0	1.8	2,946.0	1.9
Total loan portfolio	206,447.2	100.0	182,128.1	100.0	176,881.8	100.0	166,372.8	100.0	155,160.2	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.
(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect at the relevant dates.

	Loan portfolio by type of loan
	(in Ps billions)
	2020	2019	2018	2017	2016
Domestic
Commercial loans	80,584.9	76,448.4	77,657.1	77,443.4	73,605.1
Commercial loans	78,031.8	75,191.5	72,084.2	72,703.5	71,708.8
Interbank loans and overnight funds	2,553.1	1,256.9	5,572.9	4,739.9	1,896.3
Consumer loans	42,602.2	39,463.0	35,941.5	32,911.6	30,564.5
Microcredit loans	372.3	410.3	425.7	409.7	399.4
Mortgages	10,160.4	9,108.4	7,985.4	6,723.4	5,725.9
Total domestic loan portfolio	133,719.8	125,430.2	122,009.7	117,488.1	110,295.0
Loss allowance for loans and financial lease losses	(8,507.7)	(6,504.6)	(6,559.1)	(4,912.2)	(3,642.3)
Total domestic loan portfolio, net	125,212.1	118,925.6	115,450.6	112,575.9	106,652.7
Foreign
Commercial loans	35,095.7	25,207.3	24,751.9	21,985.5	19,544.1
Commercial loans	32,955.1	23,745.2	22,689.5	19,446.3	17,870.7
Repo and interbank	2,140.6	1,462.1	2,062.3	2,539.2	1,673.3
Consumer loans	23,233.3	20,377.4	19,513.5	17,471.4	16,363.5
Mortgages	14,398.4	11,113.2	10,606.8	9,427.9	8,957.6
Total foreign loan portfolio	72,727.4	56,697.9	54,872.1	48,884.8	44,865.2
Loss allowance for loans and financial lease losses	(2,397.4)	(1,681.2)	(1,637.1)	(706.3)	(619.0)
Total foreign loan portfolio, net	70,329.9	55,016.7	53,235.0	48,178.5	44,246.0
Total loan portfolio, net	195,542.0	173,942.3	168,685.6	160,754.3	150,898.7

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

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following tables present the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
	2020	%	2019	%	2018	%	2017	%	2016	%

	(in Ps billions, except percentages)
“A” Normal risk	183,038.4	88.7%	165,091.9	90.6%	159,863.1	90.4%	152,434.7	91.6%	144,464.6	93.1%
“B” Acceptable risk, above normal	7,117.3	3.4%	4,963.7	2.7%	5,029.6	2.8%	4,283.7	2.6%	3,939.0	2.5%
“C” Appreciable risk	7,112.9	3.4%	4,915.6	2.7%	5,528.6	3.1%	4,695.5	2.8%	3,438.6	2.2%
“D” Significant risk	5,746.5	2.8%	3,860.1	2.1%	3,519.5	2.0%	3,273.2	2.0%	2,177.0	1.4%
“E” Risk of non-recoverability	3,432.0	1.7%	3,296.7	1.8%	2,941.1	1.7%	1,685.8	1.0%	1,141.0	0.7%
Total loan portfolio	206,447.2	100.0%	182,128.1	100.0%	176,881.8	100.0%	166,372.9	100.0%	155,160.2	100.0%
Loan portfolio classified as “C”, “D” and “E” as a percentage of total loan portfolio		7.9%		6.6%		6.8%		5.8%		4.4%

Past due loans classified more than 30 and 90 days past due

The following table presents our more than 30-day past due loans (from 31 days past due to 90 days past due) and our 90-day past due loans (more than 90 days past due).

	Past due loans
	2020	2019	2018	2017	2016

	(in Ps billions)
Domestic > 31 and < 91 days past due loans
Commercial loans	481.4	277.4	328.4	309.9	258.5
Consumer loans	959.2	695.3	722.9	772.5	646.2
Microcredit loans	26.0	18.5	18.0	18.2	19.1
Mortgages	299.2	164.9	158.9	139.7	93.7
Total Domestic > 31 and < 91 days past due loans	1,765.8	1,156.1	1,228.2	1,240.4	1,017.5
Domestic > 91 days past due loans
Commercial loans	3,996.4	3,393.6	3,078.5	2,500.0	1,483.8
Consumer loans	1,482.1	1,223.8	1,122.7	1,095.4	790.8
Microcredit loans	49.8	55.8	52.4	43.6	37.4
Mortgages	388.5	281.6	228.7	190.7	144.1
Total Domestic >91 days past due loans	5,916.9	4,954.7	4,482.3	3,829.7	2,456.1
Total domestic past due loans > 31 days	7,682.7	6,110.8	5,710.5	5,070.1	3,473.6

Foreign > 31 and < 91 days past due loans
Commercial loans	105.1	86.9	110.3	35.2	49.3
Consumer loans	612.5	528.5	477.8	395.1	343.2
Mortgages	212.1	214.1	190.4	142.7	111.7
Total Foreign > 31 and < 91 days past due loans	929.7	829.5	778.5	573.0	504.2
Foreign > 91 days past due loans
Commercial loans	464.6	143.8	161.8	108.3	113.7
Consumer loans	472.6	424.8	355.0	301.1	285.0
Mortgages	333.4	318.5	189.4	143.0	107.2
Total Foreign > 91 days past due loans	1,270.6	887.1	706.2	552.3	505.9
Total foreign past due loans > 31 days	2,200.3	1,716.6	1,484.7	1,125.3	1,010.1
Total past due loans > 31 days	9,883.0	7,827.5	7,195.2	6,195.3	4,483.7

Past due loans classification secured and unsecured

The following table presents information with respect to our secured and unsecured loan portfolio by past due days.

	At December 31,
	2020	%	2019	%	2018	%	2017	%	2016	%

	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	1,201.9	0.6	1,381.7	0.8	906.0	0.5	751.4	0.5	725.6	0.5
Consumer	431.3	0.2	367.6	0.2	445.1	0.3	401.4	0.2	483.9	0.3
Microcredit	15.8	0.0	17.9	0.0	16.8	0	16.3	—	18.4	—
Mortgages	839.3	0.4	705.1	0.4	595.7	0.4	485.3	0.3	337.4	0.2
Total 31 to 360 days	2,488.3	1.3	2,472.3	1.4	1,963.6	1.2	1,654.4	1.0	1,565.3	1.0
Total past due more than 360 days	1,724.6	0.9	1,149.2	0.7	797.9	0.5	654.5	0.4	705.5	0.5
Total current and past due 1 to 30 days	94,676.1	48.4	75,651.7	43.5	76,756.7	45.5	70,088.6	43.6	64,220.0	42.6
Total secured loan portfolio	98,889.0	50.6	79,273.2	45.6	79,518.2	47.1	72,397.5	45.0	66,490.9	44.1
Unsecured (1)
Past due 31 to 360 days
Commercial	1,120.3	0.6	638.7	0.4	578.1	0.3	1,055.0	0.7	266.2	0.2
Consumer	2,677.2	1.4	2,113.4	1.2	1,953.6	1.2	1,954.0	1.2	1,407.2	0.9
Microcredit	42.2	0.0	36.5	0.0	37.3	0	36.4	—	19.7	—
Mortgages	0.3	—	0.1	0.0	—	—	—	—	—	—
Total 31 to 360 days	3,839.9	2.0	2,788.8	1.6	2,569.0	1.5	3,045.4	1.9	1,693.1	1.1
Total past due more than 360 days	1,830.7	0.9	1,417.2	0.8	1,864.7	1.1	841.2	0.5	519.7	0.3
Total current and past due 1 to 30 days	101,887.5	52.1	98,649.0	56.7	92,929.9	55.1	90,088.8	56.0	86,456.4	57.3
Total unsecured loan portfolio	107,558.2	55.0	102,854.9	59.1	97,363.6	57.7	93,975.4	58.5	88,669.3	58.8
Total loan portfolio, gross	206,447.2	105.6	182,128.1	104.7	176,881.8	104.9	166,372.8	103.5	155,160.2	102.8
Loss allowance	(10,905.2)	(5.6)	(8,185.8)	(4.7)	(8,196.2)	(4.9)	(5,618.5)	(3.5)	(4,261.4)	(2.8)
Total loan portfolio, net	195,542.0	100.0	173,942.3	100.0	168,685.6	100.0	160,754.3	100.0	150,898.7	100.0

(1)	Includes loans with personal guarantees.

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

	At and for the years ended December 31, 2020
			Interest income
			included in net
		Gross interest	income for the
	Amount of loans	income	period

	(in Ps billions)
Domestic	2,369.0	541.7	287.1
Foreign	4,784.1	403.9	393.8
Total troubled debt restructured loan portfolio	7,153.1	945.6	680.9

The following table presents a summary of our troubled debt restructured loan portfolio, classified into domestic and foreign loans.

	At December 31,
	2020	2019	2018	2017	2016

	(in Ps billions)
Domestic	2,369.0	2,651.2	2,693.0	2,674.6	3,179.9
Foreign	4,784.1	1,739.9	1,275.6	643.8	526.7
Total troubled debt restructured loan portfolio (1)	7,153.1	4,391.2	3,968.6	3,318.4	3,706.6

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

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

	years ended December 31,
	2020	2019	2018	2017	2016

	(in Ps billions)
Balance at beginning of period	8,185.8	8,196.2	5,618.5	4,261.4	3,718.3
IFRS 9 adoption (1)	—	—	1,163.0	—	—
Charge-offs
Domestic	(2,930.9)	(3,546.0)	(2,227.8)	(1,872.1)	(1,702.4)
Foreign	(1,066.1)	(1,170.8)	(921.2)	(811.5)	(652.5)
Loss allowance on loans and accounts receivable
Domestic	6,591.5	4,125.2	4,028.4	4,675.8	4,207.8
Foreign	3,498.9	1,515.7	1,116.7	921.1	776.7
Reversals of impairment losses on loans and accounts receivable	(3,853.5)	(1,468.3)	(1,041.5)	(1,534.9)	(2,051.7)
Effect of difference in exchange rate	(9.5)	29.4	75.7	3.3	(34.8)
Sale portfolio	—	—	—	(24.5)	—
Entity deconsolidation	—	—	2	—	—
Unwind of discount (2)	488.9	504.4	382	—	—
Balance at end of year total	10,905.2	8,185.8	8,196.2	5,618.5	4,261.4

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

The following table presents the allocation of our loss allowance for loans by category of loan.

	At December 31,
	2020	2019	2018	2017	2016

	(in Ps billions)
Domestic
Commercial	4,690.2	3,822.6	4,030.9	2,771.0	1,907.8
Consumer	3,404.6	2,398.9	2,310.8	1,950.9	1,557.7
Microcredit	124.0	89.8	88.2	74.2	63.1
Mortgages	288.9	193.2	187.6	116.1	113.6
Total domestic	8,507.7	6,504.6	6,617.5	4,912.2	3,642.2
Foreign
Commercial	591.0	366.8	326.9	157.4	120.6
Consumer	1,534.4	1,156.1	1,138.1	511.0	468.6
Mortgages	272.0	158.3	113.7	37.8	30.0
Total foreign	2,397.4	1,681.2	1,578.7	706.3	619.2
Total loss allowance for loan losses	10,905.2	8,185.8	8,196.2	5,618.5	4,261.4

The following table presents the allocation of our loss allowance for loans by type of loan.

	At December 31,
	2020	%	2019	%	2018	%	2017	%	2016	%

	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	3,500.7	32.1	2,858.2	34.9	3,133.8	38.2	2,170.4	38.6	1,388.3	32.6
Loans funded by development banks	127.9	1.2	88.6	1.1	80.8	1.0	60.3	1.1	53.3	1.3
Working capital loans	345.4	3.2	355.0	4.3	323.5	3.9	214.3	3.8	207.0	4.9
Credit cards	58.3	0.5	56.6	0.7	65.5	0.8	52.2	0.9	38.3	0.9
Overdrafts	20.4	0.2	22.4	0.3	17.8	0.2	11.3	0.2	11.2	0.3
Leases	637.4	5.8	441.7	5.4	409.6	5.0	262.5	4.7	209.7	4.9
Total commercial	4,690.2	43.0	3,822.6	46.7	4,030.9	49.2	2,771.0	49.3	1,907.8	44.8
Consumer
Credit cards	676.1	6.2	471.4	5.8	519.3	6.3	444.7	7.9	351.4	8.2
Personal loans	2,459.4	22.6	1,713.1	20.9	1,530.8	18.7	1,266.4	22.5	1,025.7	24.1
Automobile and vehicle loans	247.7	2.3	200.7	2.5	242.8	3.0	220.8	3.9	165.6	3.9
Overdrafts	6.1	0.1	5.4	0.1	6.9	0.1	5.4	0.1	3.5	0.1
Loans funded by development banks	—	—	0.0	0.0	—	—	—	—	—	—
General purpose loans	13.5	0.1	6.8	0.1	7.3	0.1	9.7	0.2	8.8	0.2
Leases	1.9	0.0	1.5	0.0	3.7	0.0	3.9	0.1	2.6	0.1
Total consumer	3,404.6	31.2	2,398.9	29.3	2,310.8	28.2	1,950.9	34.7	1,557.7	36.6
Mortgages
Mortgages	219.1	2.0	147.9	1.8	143.5	1.8	93.1	1.7	94.1	2.2
Leases	69.7	0.6	45.3	0.6	44.0	0.5	23.1	0.4	19.5	0.5
Total mortgages	288.9	2.6	193.2	2.4	187.6	2.3	116.1	2.1	113.6	2.7
Microcredits	124.0	1.1	89.8	1.1	88.2	1.1	74.2	1.3	63.1	1.5
Total domestic	8,507.7	78.0	6,504.6	79.5	6,617.5	80.7	4,912.2	87.4	3,642.3	85.5
Foreign
Commercial
General purpose loans	498.9	4.6	307.1	3.8	242.3	3.0	115.9	2.1	87.6	2.1
Working capital loans	69.7	0.6	49.3	0.6	69.7	0.8	30.8	0.5	27.0	0.6
Overdrafts	6.0	0.1	2.0	0.0	4.2	0.1	4.1	0.1	2.3	0.1
Leases	16.4	0.2	8.4	0.1	10.8	0.1	6.6	0.1	3.7	0.1
Total commercial	591.0	5.4	366.8	4.5	326.9	4.0	157.4	2.8	120.6	2.8
Consumer
Credit cards	1,130.3	10.4	802.0	9.8	787.5	9.6	354.4	6.3	315.9	7.4
Personal loans	317.8	2.9	301.5	3.7	304.8	3.7	137.1	2.4	136.8	3.2
Automobile and vehicle loans	70.4	0.6	41.8	0.5	37.7	0.5	12.8	0.2	8.5	0.2
Overdrafts	3.8	0.0	5.8	0.1	5.2	0.1	5.5	0.1	6.5	0.2
Leases	12.1	0.1	4.9	0.1	2.9	0	1.2	—	0.8	—
Total consumer	1,534.4	14.1	1,156.1	14.1	1,138.1	13.9	511.0	9.1	468.6	11.0
Mortgages	272.0	2.5	158.3	1.9	113.7	1.4	37.8	0.7	30.0	0.7
Total foreign	2,397.4	22.0	1,681.2	20.5	1,578.7	19.3	706.3	12.6	619.2	14.5
Total loss allowance for loan and leases	10,905.2	100.0	8,185.8	100.0	8,196.2	100.0	5,618.5	100.0	4,261.4	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the years indicated.

	2020	2019	2018	2017	2016

	(in Ps billions)
Domestic
Commercial
General purpose loans	1,052.3	1,515.7	296.1	238.9	358.6
Loans funded by development banks	36.5	31.3	9.8	11.5	25.8
Working capital loans	159.0	111.6	31.8	78.0	47.1
Credit cards	23.1	31.3	29.2	23.3	34.7
Overdrafts	1.5	5.0	1.7	3.4	6.1
Leases	101.3	100.0	88.8	44.0	52.1
Total commercial	1,373.7	1,794.9	457.5	399.1	524.5
Consumer
Credit cards	380.4	449.2	474.3	419.1	310.5
Personal loans	984.9	1,075.3	1,103.8	904.2	753.0
Automobile and vehicle loans	103.1	141.5	127.7	76.9	61.0
Overdrafts	1.9	3.2	2.6	2.2	6.3
Loans funded by development banks	—	—	—	—	—
General purpose loans	23.3	7.2	10.6	11.6	9.3
Leases	2.3	5.3	0.8	0.4	0.8
Total consumer	1,495.9	1,681.8	1,719.8	1,414.4	1,140.9
Mortgages
Mortgages	9.1	10.2	7.5	15.2	0.6
Leases	0.6	5.4	3.4	0.7	0.3
Total mortgages	9.6	15.6	10.9	15.8	0.9
Microcredits	51.7	53.8	39.7	42.8	36.2

	2020	2019	2018	2017	2016
	(in Ps billions)
Total domestic	2,930.9	3,546.0	2,227.8	1,872.1	1,702.4
Foreign
Commercial
General purpose loans	84.7	72.3	43.7	29.6	17.2
Working capital loans	11.9	32.4	23.4	17.4	9.3
Overdrafts	1.0	1.4	1.6	0.3	1.2
Leases	6.4	3.3	3.1	0.6	—
Total commercial	104.0	109.3	71.8	47.8	27.7
Consumer
Credit cards	645.7	695.6	548.3	498.5	402.2
Personal loans	174.3	244.1	215.6	221.3	189.2
Automobile and vehicle loans	44.8	37.4	28.6	15.9	11.9
Overdrafts	14.6	14.9	15.5	14.9	13.7
Leases	6.8	7.3	2.6	1.2	0.4
Total consumer	886.3	999.2	810.6	751.8	617.4
Mortgages	75.8	62.2	38.7	12.0	7.5
Total foreign	1,066.1	1,170.8	921.2	811.5	652.5
Total charge-offs	3,997.0	4,716.8	3,149.0	2,683.6	2,355.0

The ratio of charge-offs to average outstanding loans for the periods indicated were as follows.

	years ended December 31,
	2020	2019	2018

	(in percentages)
Ratio of charge-offs to average outstanding loans	2.0%	2.6%	1.9%

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

Potential trouble loans

In order to carefully monitor the credit risk associated with clients, we have established a committee that meets monthly to identify potential trouble loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties complying with their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Our banks also monitor the credit risk associated with these clients.

Separately, we also monitor loans granted by our banks to a single borrower where we have an aggregate exposure of Ps 2.0 billion or greater.

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments at December 31, 2020, 2019 and 2018. See “—Loan portfolio” above for a description of cross-border outstanding loans by type of foreign borrower.

	At December 31,
	2020	2019	2018

	(in Ps billions)
Loans
Commercial
Costa Rica	6,125.7	5,485.6	4,891.2
El Salvador	6,639.5	6,055.4	2,050.5
Guatemala	4,197.3	3,548.1	5,516.8
Honduras	2,774.8	2,334.4	3,191.7
Nicaragua	1,764.8	1,609.9	1,953.0
Panamá	13,593.8	6,173.9	7,148.6
Total Commercial	35,095.7	25,207.3	24,751.9
Consumer
Costa Rica	1,995.4	1,912.4	2,113.0
El Salvador	1,127.4	1,122.7	1,466.8
Guatemala	888.3	759.8	1,095.0
Honduras	1,601.9	1,527.0	677.5
Nicaragua	432.3	477.8	721.2
Panamá	6,439.2	3,888.1	3,725.8
Total Consumer	12,484.5	9,687.8	9,799.4
Mortgages
Costa Rica	4,871.1	4,525.9	4,343.2
El Salvador	1,980.1	1,805.6	969.7
Guatemala	1,082.2	965.0	1,617.3
Honduras	1,045.8	978.4	857.8
Nicaragua	374.3	393.5	436.9
Panamá	5,044.9	2,444.9	2,381.7
Total Mortgages	14,398.4	11,113.2	10,606.8
Credit Cards
Costa Rica	3,293.6	3,707.9	3,303.1
El Salvador	1,853.4	1,758.5	1,170.4
Guatemala	1,632.4	1,562.9	1,498.6
Honduras	1,273.9	1,251.9	1,407.5
Nicaragua	364.9	396.1	441.9
Panamá	2,330.6	2,012.3	1,892.8
Mexico	—	—	—
Total Credit Cards	10,748.8	10,689.6	9,714.2
Total per country
Costa Rica	16,285.8	15,631.8	14,650.6
El Salvador	11,600.4	10,742.2	5,657.4
Guatemala	7,800.2	6,835.8	9,727.7
Honduras	6,696.4	6,091.7	6,134.5
Nicaragua	2,936.2	2,877.3	3,553.0
Panamá	27,408.4	14,519.2	15,149.0
Mexico	—	—	—
Total loans	72,727.4	56,697.9	54,872.1
Investments
Germany	34.3	—	—
Barbados	0.0	4.5	—
Brazil	497.3	354.0	424.3
Chile	239.4	146.1	150.2
Costa Rica	3,411.4	3,006.7	1,674.1
El Salvador	919.2	274.3	40.9
Guatemala	1,899.5	1,311.7	999.5
Honduras	1,159.3	621.3	586.3
Mexico	280.5	74.6	13.8
Netherlands	—	—	—
Nicaragua	917.3	79.3	64.9
Panama	2,762.0	1,211.7	813.7
Peru	320.5	192.8	352.8
Puerto Rico	—	—	—
Switzerland	—	—	—
United States of America	2,851.2	1,883.4	2,412.6
BAC San José Liquid Fund (BAC San José Fondo Líquido – Riesgo País Mixto)	—	—	3.8
Multilateral – Bladex (Foreign Trade Bank of Latin America)	118.9	89.5	87.5
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	66.9	—	31.2
Multilateral – Central American Bank for Economic Integration	6.9	6.6	—
Multilateral – Inter-American Corporation for the Financing of Infrastructure	17.2
Total investments	15,501.9	9,256.6	7,655.5

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at December 31, 2020, 2019 and 2018.

	At December 31,
	2020	2019	2018

	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	7,615.8	9,657.8	8,155.6
Time deposits	47,409.7	47,245.3	43,374.0
Savings deposits	60,743.1	48,423.0	47,584.3
Total	115,768.6	105,326.1	99,113.9
Non-interest-bearing deposits:
Checking accounts	15,979.6	13,656.0	14,285.8
Other deposits (1)	294.0	229.6	302.8
Total	16,273.6	13,885.6	14,588.6
Total domestic deposits	132,042.2	119,211.7	113,702.5
Foreign
Interest-bearing customer deposits:
Checking accounts	22,653.9	15,979.1	14,222.1
Time deposits	36,149.5	25,979.9	23,479.0
Savings deposits	15,808.4	10,929.8	9,637.1
Total	74,611.8	52,888.7	47,338.2
Non-interest-bearing customer deposits:
Checking accounts	4,949.0	3,156.8	3,039.4
Other deposits (1)	238.6	234.2	279.3
Total	5,187.6	3,391.0	3,318.7
Total foreign customer deposits	79,799.4	56,279.7	50,656.9
Total customer deposits	211,841.6	175,491.4	164,359.5

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following table presents time deposits, by amount and maturity at December 31, 2020.

	At December 31, 2020
	Peso-	Foreign currency-
	denominated	denominated	Total

	(in Ps billions)
Domestic
Up to 3 months (> U.S.$ 100,000)	6,894.9	7,889.1	14,784.0
From 3 to 6 months (> U.S.$ 100,000)	4,524.3	1,079.7	5,604.0
From 6 to 12 months (> U.S.$ 100,000)	6,855.4	314.5	7,169.9
More than 12 months (> U.S.$ 100,000)	14,140.8	124.8	14,265.6
Time deposits less than U.S.$100,000 (1)	5,410.5	175.8	5,586.3
Total domestic	37,825.9	9,583.8	47,409.7

Foreign	—	36,149.5	36,149.5
Total	37,825.9	45,733.3	83,559.2

(1)	U.S.$100,000 is the equivalent of Ps 343,250,000 (translated at the representative market rate of Ps 3,432.50 to U.S.$1.00 at December 31, 2020).

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At December 31,
	2020	2019	2018

	(in percentages)
ROAA: Return on average assets(1)	1.5	2.0	2.2
ROAE: Return on average equity attributable to owners of the parent(2)	11.7	16.4	17.8
Period-end equity as a percentage of period-end total assets	11.0	12.0	11.4
Dividend payout ratio(3)	51.2	44.1	45.9

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(3)	Dividend payout ratio is calculated as dividend declared divided by net income upon which the dividend was declared. Since March 2017, the Company declares dividends on an annual basis (for the twelve-month period between January 1 and December 31 of the previous year). We do not declare dividends on a quarterly basis.

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At and for the years ended
	2020		2019		2018
		Nominal		Nominal		Nominal
		weighted		weighted		weighted
		average		average		average
	Amount	rate	Amount	rate	Amount	rate

	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	7,179.6	—	9,240.5	—	6,814.1	—
Average during period	8,711.4	3.3%	7,898.2	4.8%	6,916.0	3.8%
Maximum amount of borrowing at any month-end	11,710.1	—	10,903.3	—	9,686.6	—
Interest paid during the period	284.0	—	380.9	—	266.1	—

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

According to Article 2.17.2.4.4.1 of Decree 1068 of 2015, when granting authorizations relating to foreign investment transactions made by direct shareholders of Colombian financial institutions in foreign financial entities, the Superintendency of Finance must take into account the possibility of exercising comprehensive and consolidated supervision. In addition, according to Law 1328 of 2009 and Decree 2555 of 2010: (1) direct capital investments by Colombian financial institutions in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance, and (2) indirect capital investment (i.e., through a subsidiary) in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance if: (a) the initial investment equals or exceeds 10% of the investor’s paid-in capital, (b) additional investments equal or exceed 5% of the investor’s paid-in capital or (c) the financial regulatory authority of the country where the investment is to be made has not executed a memorandum of understanding with the Superintendency of Finance. Other indirect investments do not require the approval of the Superintendency of Finance but must be reported to such entity prior to the respective investment.

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

As a result of Law 1870 of 2017, which became effective February 6, 2019, holding companies, such as Grupo Aval, became subject to the supervision of the Superintendency of Finance and are required to comply with this law. Law 1870 also granted the Colombian Government (Ministry of Finance) the authority to enact regulations regarding:

●	Rules of capital adequacy applicable to financial conglomerates,
●	Criteria pursuant to which the Superintendency of Finance will be allowed to exclude certain entities and investment companies from the scope of these regulations,
●	Criteria for determining whether certain entities must be identified as members of the financial conglomerate for the purpose of identifying, administering, monitoring and revealing conflicts of interest, and
●	Limits of exposure and concentration of risk applicable to the financial conglomerate.

The Law of Financial Conglomerates also provides the Superintendency of Finance with the authority to:

●	Instruct holding companies with respect to risk management, internal control, disclosure of information, conflicts of interest and corporate governance of the financial conglomerate,
●	Require changes in the organizational structure of the financial conglomerate when the existing structure does not allow adequate disclosure of information, a comprehensive and consolidated supervision and the identification of its beneficial owner,
●	Authorize the holding company to effect direct or indirect equity investments in financial entities, insurance companies and securities intermediaries,
●	Request information and conduct on-site visits, and
●	Cancel operating licenses of members of the financial conglomerate in cases where the controlling entity is domiciled in non-cooperative jurisdictions.

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

Pursuant to Law 1870, the Ministry of Finance enacted the following regulatory decrees:

●	Decree 246, issued on February 2, 2018, set the criteria under which the Superintendency of Finance may exclude from the scope of its supervision, entities or investment vehicles of a financial conglomerate. The exclusion criteria are the following: (i) when the size of the entity is not significant in relation to the financial conglomerate to which it belongs, or (ii) when the level of interconnection and risk exposure of the entity has no significant impact on the financial conglomerate.
●	Decree 774, issued on May 8, 2018, established capital adequacy levels applicable to financial conglomerates as a whole, considering the activities conducted by the entities that compose the conglomerate and the risks to which they are exposed. In terms of capital adequacy, this Decree requires that the technical capital (as defined therein) of financial conglomerates shall not fall below adequate capital (as defined therein). This Decree came into force on November 8, 2019.
●	Decree 774 of 2018, established the following criteria for the calculation of the capital adequacy applicable to financial conglomerates: (i) technical capital should not be lower than adequate capital, (ii) the financial holding is responsible for the compliance of the capital adequacy applicable to the financial conglomerate, and (iii) in order to determine the adequate and technical capital applicable to a financial conglomerate, financial holdings shall select a calculation basis using: (a) consolidated information, b) separate information, or (c) a combination of consolidated and separate information. For these purposes, Grupo Aval selected a combination of consolidated and separate information.

Technical capital for the Aval Financial Conglomerate complied with the adequate capital required by regulation for each of the reported interim quarterly filings and at December 31, 2020.

See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business” and “Item 11. Quantitative and Qualitative Disclosures About Risk”.

●	Decree 1486, issued on August 6, 2018, which established obligations for members of a financial conglomerate, with respect to: (i) identifying the entities and individuals that need to be considered as related parties to the financial conglomerate (vinculados), (ii) policies regarding identification, disclosure, management and control of conflicts of interests, and (iii) policies and limits of exposure and concentration of risks for operations between entities of the conglomerate and between these and their related entities or individuals (vinculados). This Decree came into force on February 6, 2020.

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

Capital Adequacy Requirements

Decree 2555 of 2010 (as modified by Decree 1771 of 2012, Decree 1648 of 2014, Decree 2392 of 2015, Decrees 1477 of 2018 and 1421 of 2019) sets forth capital adequacy requirements for Colombian credit institutions. Since August 1, 2013, technical capital for Colombian credit institutions consists of the sum of total basic capital (patrimonio básico) or total primary capital (Tier I), and secondary capital (patrimonio adicional) or secondary capital (Tier II). Primary capital (Tier I) consist of the sum of ordinary basic capital or primary capital (patrimonio básico ordinario) and additional basic capital or additional primary capital (patrimonio básico adicional). Tier I and Tier II, as defined herein, may differ to the manner in which those terms are used in other jurisdictions.

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

The Decrees 1477 of 2018 and 1421 of 2019 introduced Basel III principles to estimate adequate capital in credit establishments. The main changes contained in these Decrees, which came into effect on January 1, 2021, were as follows:

●	Total solvency ratio is defined as the value of the technical capital (CET1, AT1 and T2) calculated under the terms of the Decree 1477 of 2018 and the Decree 1421 of 2019, divided by risk-weighted assets by level of credit, market and operational risk, at a minimum of 9%;
●	A minimum Core Equity Tier 1 (CET1) of 4.5%;
●	A minimum Core Equity Tier 1 plus Additional Tier 1 (AT1) of 6%;
●	A capital conservation buffer of 1.5% consisting of CET1;
●	A systemic risk buffer of 1.0% for systemically important financial institutions (SIFI) consisting of CET1; and
●	Included an operational risk component in risk weighted assets; and
●	In addition, these Decrees established a minimum leverage ratio of 3%.

The following chart presents the statutory transition period as set forth in the Decrees 1477 of 2018 and 1421 of 2019 (we refer to (E) as expected):

(1)	Requires highest quality of capital.
(2)	Will only apply to SIFIs as defined by the Superintendency of Finance.

The Circular Letter 088 of December 12, 2019 issued by the Superintendency of Finance, published the list of SIFIs for the year 2020, which only included Banco of Bogotá among our Colombian banking subsidiaries, in accordance with the methodology defined for the identification of entities with systemic importance (External Circular 030 of 2019 issued by the same Superintendency).

The first solvency filing under Basel III on a consolidated basis, will incorporate information as of March 31, 2021, in line with guidelines provided by the Superintendency of Finance. Subject to regulation being finalized, our preliminary estimates for consolidated solvency ratios under Basel III as of December 31, 2020 show that Banco de Occidente, Banco Popular and Banco AV Villas would increase their CET1 ratios between 2.8 and 5.0 percentage points; Banco de Bogotá would increase its CET1 ratio slightly over 1 percentage point; and Corficolombiana would increase its CET1 ratio by more than 20 percentage points. The first regulatory solvency filing on a separate basis, incorporated information as of January 31, 2021.

The following tables set forth the consolidated capital adequacy information, in compliance with the Superintendency of Finance’s guidelines, for each of our Colombian banking subsidiaries and Corficolombiana at December 31, 2020 and 2019. Each of our subsidiaries subject to capital adequacy requirements presents technical capital levels above the minimum regulatory capital adequacy requirements established in their respective jurisdictions.

Banco de Bogotá

	At December 31,
	2020	2019

	(in Ps billions)
Subscribed capital	3	3
Reserves and retained earnings	16,758	15,966
Non-controlling interests	—	—
Unconsolidated financial sector investments	(4,039)	(3,799)

Plus/minus others:
Goodwill and other intangibles	(3,379)	(2,941)
Foreign currency translation adjustments	4,294	3,979
Others	(809)	(126)
Primary capital	12,829	13,083
Hybrid instruments recognized as additional primary capital	1,785	—
Additional primary capital (AT1)	1,785	—
Total primary capital (Tier 1)	14,614	13,083

Reserves and retained earnings	664	792
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	117	110
Unrealized gains on equity securities available for sale(1)	—	—
Subordinated bonds	3,691	4,482

Minus:
Unrealized losses on equity securities available for sale(1)	—	—
Plus/minus others	666	42
Secondary capital (Tier II)	5,138	5,426
Technical capital	17,967	18,509
Risk-weighted assets	149,690	129,836
Value at risk	1,268	1,280
Regulatory value at risk(2)	14,091	14,223
Risk-weighted assets including regulatory value at risk	163,781	144,059
Primary capital to risk-weighted assets including regulatory value at risk	7.8%	9.1%
Additional primary capital (AT1) to risk-weighted assets including regulatory value at risk	1.1%	0.0%
Total primary capital (Tier 1) to risk-weighted assets including regulatory value at risk	8.9%	9.1%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	3.1%	3.8%
Solvency ratio(3)	12.1%	12.8%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk.

Banco de Occidente

	At December 31,
	2020	2019

	(in Ps billions)
Subscribed capital	5	5
Reserves and retained earnings	3,851	3,616
Non-controlling interests	10	10
Unconsolidated financial sector investments	(208)	(177)

Plus/minus others:
Goodwill and other intangibles	(338)	(240)
Foreign currency translation adjustments	(12)	(2)
Others	(132)	(11)
Primary capital (Tier I)	3,177	3,202

Reserves and retained earnings	—	—
Non-controlling interests	12	8
Unrealized gains/losses on debt securities available for sale(1)	33	20
Unrealized gains on equity securities available for sale(1)	22	18
Subordinated bonds	575	646

Minus:
Unrealized losses on equity securities available for sale(1)	(2)	(2)
Plus/minus others	74	16
Secondary capital (Tier II)	714	706
Technical capital	3,891	3,908
Risk-weighted assets	34,570	31,807
Value at risk	193	126
Regulatory value at risk(2)	2,143	1,401
Risk-weighted assets including regulatory value at risk	36,713	33,209
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.7%	9.6%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.9%	2.1%
Solvency ratio(3)	10.6%	11.8%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk.

Banco Popular

	At December 31,
	2020	2019

	(in Ps billions)
Subscribed capital	77	77
Reserves and retained earnings	2,448	2,262
Non-controlling interests	32	31
Unconsolidated financial sector investments	(243)	(243)

Plus/minus others:
Goodwill and other intangibles	(222)	(166)
Foreign currency translation adjustments	—	—
Others	(36)	(63)
Primary capital (Tier I)	2,057	1,898

Reserves and retained earnings	148	205
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	36	23
Unrealized gains on equity securities available for sale(1)	17	16
Subordinated bonds	219	243

Minus:
Unrealized losses on equity securities available for sale(1)	—	(0)
Plus/minus others	—	—
Secondary capital (Tier II)	419	486
Technical capital	2,476	2,384
Risk-weighted assets	22,510	21,015
Value at risk	102	128
Regulatory value at risk(2)	1,131	1,426
Risk-weighted assets including regulatory value at risk	23,641	22,441
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.7%	8.5%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.8%	2.2%
Solvency ratio(3)	10.5%	10.6%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk.

Banco AV Villas

	At December 31,
	2020	2019

	(in Ps billions)
Subscribed capital	22	22
Reserves and retained earnings	1,350	1,169
Non-controlling interests	—	—
Unconsolidated financial sector investments	(24)	(22)

Plus/minus others:
Goodwill and other intangibles	—	—
Foreign currency translation adjustments	—	—
Others	0	6
Primary capital (Tier I)	1,349	1,175

Reserves and retained earnings	64	95
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	4	(0)
Unrealized gains on equity securities available for sale(1)	—	—
Subordinated bonds	—	—

Minus:
Unrealized losses on equity securities available for sale(1)	—	—
Plus/minus others	93	24
Secondary capital (Tier II)	160	119
Technical capital	1,509	1,294
Risk-weighted assets	11,362	11,488
Value at risk	110	58
Regulatory value at risk(2)	1,223	645
Risk-weighted assets including regulatory value at risk	12,585	12,133
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	10.7%	9.7%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.3%	1.0%
Solvency ratio(3)	12.0%	10.7%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk.

Corficolombiana

	At December 31,
	2020	2019

	(in Ps billions)
Subscribed capital	3	3
Reserves and retained earnings	4,881	4,277
Non-controlling interests	1	1
Unconsolidated financial sector investments	(40)	(38)

Plus/minus others:
Goodwill and other intangibles	(19)	(9)
Foreign currency translation adjustments	—	—
Others	(84)	(471)
Primary capital (Tier I)	4,742	3,762

Reserves and retained earnings	—	—
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	27	9
Unrealized gains on equity securities available for sale(1)	622	542
Subordinated bonds	—	—

Minus:
Unrealized losses on equity securities available for sale(1)	(72)	(280)
Plus/minus others	—	—
Secondary capital (Tier II)	577	272
Technical capital	5,319	4,033
Risk-weighted assets	13,065	10,103
Value at risk	178	173
Regulatory value at risk(2)	1,983	1,927
Risk-weighted assets including regulatory value at risk	15,048	12,030
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	31.5%	31.3%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	3.8%	2.3%
Solvency ratio(3)	35.3%	33.5%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital Adequacy Requirements”.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk.

Mandatory Investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario, or “TDAs”) issued by Finagro, a Government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended by External Resolution 5 of 2000, External Resolution 1 of 2002, External Resolution 2 of 2005, External Resolutions 2, 8, 9 and 17 of 2007, External Resolutions 2, 6, 8 and 14 of 2008, External Resolution 15 of 2012, External Resolution 7 of 2014, External Resolution 19 of 2015, External Resolution 10 of 2016, External Resolution 6 of 2019 and External Resolution 10 of 2020. The Colombian Central Bank requires that each bank maintains a total investment in these bonds equal to 5.61% of its checking and savings deposits minus legal reserves, plus 4.25% of its time deposits minus legal reserves with a maturity of up to 18 months. Finagro may issue two different types of agricultural development bonds:

●	Class A with an interest rate of four percentage points below the DTF effective annual rate (DTF 4%) or with an interest rate of three-point sixty-seven percentage points below the IBR 3-month nominal rate (IBR-3.67%).

●	Class B with an interest rate of two percentage points below the DTF effective annual rate (DTF 2%) or with an interest rate of one point seventy one percentage points below the IBR 3-month nominal rate (IBR-1.71%) .

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

Pursuant to Decree 562 issued on April 15, 2020, Colombian credit institutions are required to invest in solidarity notes, these notes are public debt notes issued by the Colombian Government with a maturity date of one year (extendable for additional terms) to address COVID-19 effects in Colombia. Each credit institution has to invest:

●	3% of its checking and savings deposits, minus the mandatory reserves, based on its reported monthly financial statements, and
●	1% of its time deposits subject to mandatory reserves, minus the mandatory reserves, based on its reported monthly financial statements.

The Colombian Central Bank lowered reserve requirements as a measure to mitigate the negative impact of coronavirus on credit institutions on April 14, 2020 effective on April 22, 2020. These changes were made to support the acquisition of the solidarity notes with the excess liquidity generated through lower reserve requirements.

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

The minimum incorporation capital requirement for banks on a separate basis for 2020 was Ps 100,492 million. Through the date hereof, all our banks have consistently satisfied this incorporation capital requirement.

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

Currency exchange intermediaries such as Banco de Bogotá, with controlling interest of its overseas investments, are required to exclude those investments and any declared and approved hedging instruments (derivatives or debt) from their foreign currency positions starting on March 26, 2019. At December 31, 2020, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated net foreign currency positions of U.S.$(1.1) million, U.S.$0.8 million, U.S.$10.6 million and U.S.$0.04 million, respectively, which fell within these regulatory guidelines.

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

Notwithstanding the general rule set above regarding the lending limit of 10%, Decree 816 of 2014 issued to promote the financing of Fourth Generation Concessions toll roads established that commercial banks are allowed to lend to a single borrower, a sum up to 25% of its technical capital (Patrimonio Técnico).

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

No concentration limits apply to Grupo Aval on a consolidated basis, however, since February 6, 2020, pursuant to the Law of Financial Conglomerates, and in particular, Decree 1486 of 2018, on February 5, 2020, the Board of Directors of Grupo Aval approved the policies and limits of exposure and concentration of risks for operations between entities belonging to its financial conglomerate and between these and their related entities or individuals (vinculados).

These policies include the identification of material risks, operations between entities of the financial conglomerate and between them and their related parties, responsibilities and obligations of administrators and governing bodies, certain quantitative limits and an early warning scheme, as well as disclosure mechanisms.

In 2020, Grupo Aval’s management carried out the necessary controls and activities to comply with the provisions of these policies.

The Colombian Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans.

At December 31, 2020, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on a separate basis was Ps 1.65 billion for unsecured loans and Ps 4.13 billion for secured loans, Banco de Occidente’s lending limit per borrower on a separate basis was Ps 0.38 billion for unsecured loans and Ps 0.96 billion for secured loans, Banco Popular’s lending limit per borrower on a separate basis was Ps 0.25 billion for unsecured loans and Ps 0.62 billion for secured loans, and Banco AV Villas’ lending limit per borrower on a separate basis was 0.15 billion for unsecured loans and Ps 0.38 billion for secured loans.

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

Loss Allowance

In the consolidated financial statements of Colombian credit institutions, the following rules about loan loss allowances apply:

Regarding the entire loan portfolio, in accordance with IFRS 9, financial institutions must evaluate at the end of each accounting period if there is or has been a significant increase in the credit risk (SICR) of a loan measured in accordance with the amortized cost methodology. Impairment indicators include significant economic difficulties faced by the borrower, payment default and the probability that the borrower will seek protection from creditors. If impairment is determined, a loan loss provision charged to income is calculated as follows:

●	For loans deemed individually significant and impaired, an individual analysis is carried out in accordance with IFRS 9, which takes into consideration expected cash flows, interest rates, the amortization schedule, collateral and information from credit bureaus. A loan is considered impaired when, based on historic and current information and events, including forward-looking information such as macroeconomic indicators, it is concluded that a there is a probability that the lender will be unable to collect in full the amounts owed as per the loan agreement, including interest and commissions. When a loan has been identified as impaired, the value of the loss is measured as: (i) the difference between the book value of the loan and the present value of expected future flows (taking into consideration the condition of the borrower), discounted by the interest rate initially established on the loan, or (ii) the present value of the collateral that guarantees the loan (after deducting the estimated selling costs of the collateral) when it is concluded that the fundamental source of repayment is the sale of the collateral. For the calculation of loss allowances considered individually significant, which are based on their guarantee, estimates of the fair value of such guarantee are established using independent expert appraisers.
●	For those loans which are not individually significant and for loans individually significant but not impaired, a collective assessment is effected, with loans grouped together by segments having similar characteristics, using statistical assessment techniques based

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

In 2020, and as of the date of this annual report, there have been no public tender offers by third parties with respect to the Company’s shares or by Grupo Aval in respect to another company’s shares.

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (U.S.$5,288.9) or more must be effected through the Colombian Stock Exchange. At December 31, 2020, one UVR equaled Ps 275.1 and 66,000 UVRs equal Ps 18,154,131.6.

Intervention Powers of the Superintendency of Finance – Bankruptcy Considerations

Pursuant to Colombian banking regulations, the Superintendency of Finance has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure.

The Superintendency of Finance may intervene in a bank’s business: (i) prior to the liquidation of the bank, by taking precautionary measures in order to take remedial actions and prevent the bank from being taken over by the Superintendency of Finance, or (ii) to take control of the bank to either administer the bank or order its liquidation, depending on the severity of the situation.

The purpose of taking control is to allow the Superintendency of Finance to decide: (i) whether the entity should be liquidated, (ii) whether it is possible to place it in a position to continue doing business in the ordinary course, or (iii) whether other measures may be adopted to secure better conditions so that depositors, creditors and investors may obtain the full or partial payment of their credits.

If the Superintendency of Finance takes control of a bank, FOGAFIN must appoint a special agent (who must be accepted by the Superintendency of Finance) to administer the affairs of the bank during such process and until the bank is ordered to be liquidated or the entity is reestablished to continue doing business in the ordinary course.

During the period of the Superintendency of Finance’s control (which ends when the liquidation process begins), Colombian banking laws prevent any creditor of the bank from (i) initiating any procedure for the collection of any amount owed by the bank, (ii) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations, (iii) placing a lien or attachment on any of the assets of the bank to secure payment of any of its obligations, or (iv) making any payment, advance or compensation or assuming any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems.

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

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of FOGAFIN, as amended by Resolutions 1, 3 and 4 of 2012, Resolution 1 of 2013, Resolutions 1, 2, 3 and 5 of 2014, Resolution 1 of 2015, Resolution 2 of 2016, Resolution 2 of 2017, Resolution 3 of 2018, Resolution 3 of 2019 and Resolution 2 of 2020 requires mandatory deposit insurance. Under this resolution, banks must pay an annual premium of 0.3% of total funds received on savings accounts, checking accounts, certificates of deposit, special savings deposits, mortgage bonds, special accounts, bank collection services and electronic deposits. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank, up to a maximum of Ps 50 million, regardless of the number of accounts held.

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

Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. For that purpose, by means of the Legal Basic Circular, the Superintendency of Finance has issued regulations requiring the implementation by financial institutions of a system of controls for money laundering and terrorism financing.

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

Law 1555 does not apply to (i) mortgage loans, for which prepayment is always allowed according to Law 546 of 1999, (ii) loans having a balance that exceeds 880 times the legal monthly minimum wages, or (iii) to financial obligations acquired prior to this Law’s effective date (July 9, 2012), and for which prepayments are governed by the relevant contractual provisions, or absent an agreement by the parties, by the laws in force at the time when the relevant agreement was executed.

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

Regulation on Payroll Loans

On April 27, 2012, the Colombian Congress enacted Law 1527, as amended by Law 1607 of 2012 and by Law 1902 of 2018, which consolidated the then existing regulatory framework on payroll deduction loans. Under Law 1527, payroll loans are secured by an irrevocable order or authorization from the clients to their respective employers or to the entity that pays their salary or other financial benefits arising from their employment to directly pay the loan. As opposed to the prior regulatory regime, employees may currently freely determine the financial institution granting the relevant financial product or service. Similarly, Law 1527 provides that the employer is jointly and severally liable for the employee’s payment obligation if the employer fails to effect the deductions required for the debt service of its employee’s obligation.

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

The Colombian Supreme Court will recognize a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements of Articles 605, 606 and 607 of Law 1564 of 2012 (Código General del Proceso), provided that the parties affected by the judgment were summoned in the exequatur proceedings in accordance with applicable rules. Law 1564 of 2012 provides that the foreign judgment will be recognized if:

●	a treaty or convention exists between Colombia and the country where the judgment was granted relating to the recognition and enforcement of foreign judgments or, in the absence of such treaty or convention, there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;
●	the foreign judgment does not refer to “in rem” rights vested in assets that were located in Colombia at the time the suit was filed in the foreign court which issued the judgment;
●	the foreign judgment does not contravene or conflict with Colombian laws relating to public order (i.e., provision considered to be international public policy) other than those governing judicial procedures;
●	the foreign judgment is final and not subject to appeal in accordance with the laws of the country in which it was obtained. The copy of the judgment provided to the Colombian Supreme Court must be authenticated and legalized by a Colombian Consul and translated into Spanish by an authorized translator, duly registered at the Ministry of Foreign Affairs;
●	the foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;
●	no proceedings are pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties;
●	in the proceedings commenced in the foreign court that issued the judgment, the defendant was served properly in accordance with the applicable laws in such jurisdiction, and was given a reasonable opportunity to defend itself against the action; and
●	the Colombian Supreme Court has granted exequatur upon the foreign judgment.

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

Risk Management Framework

In order to comply with Law 1870 of 2017, the Superintendency of Finance issued External Circular 013 of 2019, through which the financial conglomerate Risk Management Framework (Marco de Gestión de Riesgo or “MGR”) was established. The implementation period of this External Circular expires on June 20, 2021, excluding the implementation of technological infrastructure and information systems that expires on June 20, 2022.

Grupo Aval has designed a work plan that will allow it to timely comply with the External Circular 013 of June 2019. Our implementation of the MGR will include the following considerations:

●	The design of a Risk Appetite Framework for the financial conglomerate.
●	Management of the inherent risks in the financial conglomerate: contagion, concentration and strategic risk.
●	Risk governance structure of the financial holding.
●	Technological infrastructure and information systems.
●	The requirements of the MGR documentation.

In order to implement this standard, Grupo Aval has been leading the regulatory implementation project. The objective of this project is to provide Group Aval with a Risk Management Framework through which the risks inherent to the Aval Financial Conglomerate (concentration, contagion and strategy) and its entities are managed within a Risk Appetite Framework and a Statement of Appetite Risk that are aligned with the development of its business purpose and its strategic objectives.

Pension and Severance Fund Management

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

Contributions to these pension funds are mandatory for all employees in Colombia and are jointly funded by the employer and the employee. In the case of contributing clients, the base contribution rate is 16.0% (up to 18.0% for employees meeting a certain salary threshold) of an employee’s base salary, whereby the employer contributes 75.0% and the employee 25.0% of the base contribution rate. Contributions are paid on a monthly basis. Of the 16.0%-18.0% total contribution, 11.5% goes to the individual customer’s fund. The pension and severance fund manager retains 300 basis points (3.0%) as compensation, of which Porvenir currently pays 200 basis points (2%) to an insurer for life and disability coverage, to which it is required by law to subscribe. The percentage that Porvenir pays for this insurance may increase or decrease depending on market conditions among other factors. The remainder is distributed between the National Solidarity Fund (Fondo de Solidaridad Pensional), depending on the employee’s salary (up to 2.0%), and the National Minimum Pension Warranty Fund (Fondo de Garantía de Pensión Mínima) (at 1.5%).

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

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purposes of complying with one or several voluntary retirement or disability pension plans. Porvenir earns annual management commissions for assets under management that range between 0.5% and 3.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios).

In 2020, the Colombian Government, through Decree 1207 issued a new legal framework applicable to voluntary pension funds. This legal framework requires AFPs to adopt higher standards of corporate governance rules and operating guidelines including a general investment policy. Decree 1207 is expected to be implemented before May 2021.

Third-party sponsored pension liability funds

Third-party sponsored pension liability funds are independent trusts made up of deposits from different institutions (both private and publicly owned) that require a professional institution to manage a fund that is usually created to finance special pension regimes (i.e., pensions that are paid by the employer; before 1994, companies were allowed to establish their own internal pension systems).

Third-party sponsored pension liability funds enable Porvenir to receive performance-based commissions, in few cases these funds have a minimum guaranteed return pursuant to their specific terms. The most important of these contracts is with FONPET, which was subject to renewal upon expiration during 2020, but was delayed by the Ministry of Finance until the last quarter of 2021. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

Pension fund solvency measures

On March 2, 2018, Decree 415 of 2018, which amended Decree 2555 of 2010, introduced a new solvency measure for pension fund administrators of minimum 9% of the value of the technical capital requirements (patrimonio técnico) divided by:

●	Summation of assets weighted by risk level;
●	Operational risk exposure value multiplied by 100/9; and
●	Market risk exposure value multiplied by 100/9;

On August 6, 2019, the Decree 1420, established additional rules for pension fund administrators related to percentage of exposure applicable to operational risks.

C.          Organizational structure

See Note 1 of our consolidated financial statements for information on our organizational structure. We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), a pension and severance fund manager (Porvenir), our merchant bank (Corficolombiana) and our Central American operations (through LB Panamá and its subsidiaries, BAC and MFG).

D.          Property, plant and equipment

We have listed below the carrying amount of property, plant and equipment of each of our operating segments at December 31, 2020.

	Buildings and			Bearer	Other
	land(1)	Machinery	Equipment	plants	properties	Total

	(Ps billions)
Banco de Bogotá	570.9	8.9	199.7	—	62.0	841.4
LB Panamá	868.6	—	483.3	—	177.6	1,529.5
Banco de Occidente	175.4	0.0	91.3	—	8.9	275.7
Banco Popular	441.2	0.5	85.8	—	12.9	540.4
Banco AV Villas	239.2	—	49.0	—	12.2	300.5
Corficolombiana	1,017.6	1,180.3	41.5	230.9	37.0	2,507.3
Other segments	—	—	1.9	—	1.2	3.1
Eliminations and adjustments	(0.0)	0.7	(0.3)	—	—	0.4
Grupo Aval	3,312.9	1,190.4	952.2	230.9	311.8	5,998.3

(1)	Includes ongoing constructions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 and the related notes thereto, and with the other financial information included in this annual report. The preparation of our audited consolidated financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors”, “Item 5. Operating and Financial Review and Prospects—D. Trend information”, and other factors discussed in this annual report. Our audited consolidated financial statements at December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 included in this annual report have been prepared in accordance with IFRS. For information regarding the calculation methodology of the main key performance indicators used throughout this section see “Item 3. Key Information—A. Selected Financial Data”.

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

Principal factors affecting our financial condition and results of operations

International context

In 2020, the global economies experienced the deepest and most synchronized recession in documented history. The COVID-19 pandemic acted as an unprecedented external shock to supply and demand, as it disrupted supply chains, led to strict lockdowns and travel restrictions, reduced household and firm income and changed consumption patterns.

The geopolitical response was categorical and highly coordinated in an effort to mitigate, although it could not prevent, the impact of the pandemic on global productive means. On the one hand, central banks worldwide cut their benchmark interest rates and implemented, in some cases for the first time in most emerging economies, non-conventional stimulus measures to increase the effectiveness of an accommodative monetary policy and to adequately respond to the real sector’s financing needs. This helped support financial markets after the sharp decrease in valuation across assets in March 2020, when even assets considered as safe-haven (gold and 10 year U.S. treasuries, being the most representative) posted strong losses.

On the other hand, fiscal policy was fundamental to strengthen sanitary systems, provide tax reliefs to companies, mitigate the loss of jobs and the decrease in household income; however, the response in emerging economies was milder than in developed economies due to the difficult decision between short-term fiscal stimulus and long-term health of public finances. In effect, stimulus packages approved in 2020 were estimated at 7.3% of global GDP up to October; with advanced economies reaching 9.2% and emerging countries 4.4%. At the same time, large portions of resources were channeled through financial systems in the form of banking guarantees.

IMF estimates that global GDP contracted 3.3% in 2020, substantially more than in 2009 when global GDP contracted 0.1%. It is estimated that pre-pandemic nominal GDP levels will only be reached late in 2021, for which expected growth is 6.0% primarily driven by emerging economies. Economies in Latin America faced the double impact of the pandemic and lower commodity prices, added to a weaker auto and textile industry. For 2020, IMF estimates an 7.0% contraction for Latin American economies, more than in other emerging regions.

Colombian Economic Conditions

Colombian GDP registered the biggest contraction in its documented history. Lockdowns and social distancing measures adopted to contain the advance of COVID-19 stalled economic activity for a large part of the year. In addition, lower oil prices negatively impacted investment and production of the oil industry, and thus Colombia’s external and fiscal accounts.

Even though the nation-wide lockdown imposed by the Colombian Government to mitigate the spread of COVID-19 was initially scheduled to last between March 25, 2020 and April 13, 2020, its extension until May 2020 resulted in a 48.0% average contraction in mobility indexes and a 15.6% year on year contraction of GDP in the second quarter of the year. After that, lockdowns on certain sectors of the economy were progressively lifted and favored a gradual recovery, moderating the annual contraction to 7.3% and 3.5% in the third and fourth quarters of the year, respectively. As a result, Colombia’s GDP experienced a 6.8% GDP contraction in 2020. Given the nature of the shock, internal demand contracted 7.6% compared to a 4.1% growth in 2019.

From the supply side, the following four sectors that collectively represented 38.1% of GDP expanded: agriculture grew 2.8%, financial services grew 2.1%, real estate activity grew 1.9% and government services grew 1.0%. The remaining sectors, which represented the bulk of the economy, contracted, including commercial activities and manufacturing which decreased 15.1% and 7.7%, respectively.

From the demand side, investment decreased 21.2%, while total consumption decreased 4.1%, led by a 5.8% decline in private domestic consumption, which was the main driver for economic growth in 2019. Despite having a positive dynamic during the first months of the year, social distancing measures and the increase in unemployment resulted in a 16.5% contraction in private consumption during the second quarter of the year despite inflation deceleration and the Central Bank rate progressive cuts. The monthly average national unemployment rate was 16.1% in 2020, well above the 10.5% in 2019. After reaching a historical maximum of 21.4% in May, unemployment started to recover slowly and ended the year at 13.4%, compared to 9.5% the previous year.

Interest Rates and Inflation

Inflation decreased from 3.8% in 2019 to 1.6% in 2020, its lowest-ever recorded rate. The main drivers behind this decrease were (i) the contraction in private consumption as a consequence of the deterioration in labor markets – resulting in job losses and lower household income and reduced expenses from households due to lockdowns, especially in semi-durable goods (clothing) and some services (entertainment and tourism); and (ii) measures taken during the economic and social emergency declared by the Government to mitigate the negative effects of the crisis on households.

From March 2020 through July 2020 the effects of Government measures to alleviate the economic pressures on households resulted in lower inflation, especially due to subsidies and discounts on utilities. As a result of said relief measures, inflation measures for utilities reached a contraction greater than 10 percentage points compared to December 2019. This, in addition to a Decree that lowered gasoline prices by Ps 1,200 per gallon, led to a deflation in regulated goods and services (reaching a minimum of -0.78% in June 2020) driving half of the total inflation decrease between March and April. These effects were progressively diluted as relief measures ended.

From July 2020 onwards, downward pressures on account of a weak demand gained traction, driving more than half of the accumulated negative inflation compared to March. Non-tradeable goods and services explained most of this decrease, especially the leases component of inflation (25% weight of total CPI), partially driven by a National Government issued decree that proscribed increases in monthly rent between April and June (Decreto 579 de 2020). Inflation for this component continued to decrease over the second half of the year.

In this context, the Board of Directors of the Central Bank started a rate cut cycle between March and September, lowering the rate from 4.25% to 1.75%, the lowest level since Colombia implemented inflation targeting. The accommodative monetary policy was accompanied by a package of measures intended to increase liquidity, among which we highlight the direct purchase of public and private debt for up to Ps 11 trillion, extended terms, quotas and counterparties for transitory financing, as well as a reduction in banking reserve requirements. The liquidity provided by the reduction in reserve requirements was offset by the creation of the solidarity notes (Títulos de Solidaridad) by the national Government, a new type of mandatory investment for financial entities, see “Item 4. Information on the company—B. Business overview—Supervision and regulation”.

Exchange rates

The Colombian peso ended the year 2020 at Ps 3,432.50 per dollar, depreciating 4.7% compared to the previous year. The average exchange rate in 2020 was Ps 3,691.27 per dollar, depreciating 12.5% compared to 2019. The exchange rate reached a maximum of Ps 4,153.91 on March 20, 2020 as global risk aversion reached its highest point in the year with the U.S. dollar acting as a safe-haven and oil prices decreasing rapidly.

Between March and April 2020, the pandemic spread globally and the negative economic effects generated by mobility restrictions, increased risk aversion levels among investors leading to a strong preference for liquidity. As such, the U.S. dollar was reinforced as the preferred asset for investors seeking shelter from turmoil in financial markets, even more than U.S. treasuries. In Colombia, the exchange rate remained above Ps 4,000 per dollar for several weeks. As a consequence of the increased risk aversion levels, in the first quarter of 2020, investors liquidated assets in Colombia for an aggregate value of U.S.$652 million, of which U.S.$489 million were fixed income assets (including U.S.$289 million in TES).

In the last months of 2020, risk appetite recovered globally and contributed to an appreciation of the exchange rate back to levels below Ps 3,500 per dollar, similar to pre-pandemic exchange rate levels. Factors such as a decrease in geopolitical uncertainty, the start of vaccination programs in several countries and the partial monetization of the U.S.$5.3 billion Flexible Credit Line entered into between the Colombian Government and the IMF, supported the positive trend in the last weeks of the year.

We continue to be subject to impacts on our statement of income and/or statement of financial position derived from fluctuations in the exchange rate of the Colombian peso, in particular, against the U.S. dollar, the currency in which most of our foreign long-term debt is denominated, and between the U.S. dollar and each of the currencies in our Central American operations, as 43.5% of our average consolidated assets and 47.1% of our average consolidated liabilities are denominated in foreign currency for the year ended December 31, 2020. On a consolidated basis, we have U.S.$5.4 billion (Ps 18.4 trillion) of long-term debt denominated in U.S. dollars at December 31, 2020.

Fiscal accounts

Before the pandemic broke out, fiscal perspectives for Colombia were positive, to a point in which the Central National Government (Gobierno Nacional Central) registered a primary surplus of 0.5% of GDP in 2019 (the first surplus since the start of the Fiscal Rule in 2012) and the expectation was that GDP growth would reach 0.6% in 2020. However, lockdowns to mitigate the spread of COVID-19 and the decrease in oil prices shifted the trajectory for the country’s fiscal adjustment. The fiscal deterioration is explained, partly by a decrease in tax collection associated with economic contraction and also as a consequence of tax reliefs granted by the Government to provide liquidity during the second quarter of the year.

In order to attend to the sanitary crisis related expenses and to grant support to households and companies, the Government created the Economic Emergency Mitigation Fund (Fondo de Mitigación de Emergencia Económica – FOME) amounting to Ps 40.5 trillion (2.5% of 2019 GDP). Programs such as the Solidary Income (Ingreso Solidario), VAT returns to low income households and payroll subsidies, through the Formal Employment Support Plan (Plan de Apoyo al Empleo Formal – PAEF) were launched by the Government. Initially, these measures were intended to be in place for a few months, but the impact and duration of the pandemic led them to be extended until 2021. At the end of 2020, approximately 48% of the resources of the FOME (Ps 18 trillion) had been spent, in addition to the Ps 3.2 trillion assigned to capitalize the National Guarantees Fund (Fondo Nacional de Garantías), to offer coverage to up to 90% of the unpaid balance of loans depending on the credit line conditions and characteristics of the borrower. This suggests that close to Ps 22.5 trillion remain available for the 2021 fiscal year.

Colombia was able to maintain its investment grade rating in 2020, even in the midst of a challenging economic context. In November 2020, S&P and Fitch (BBB- with negative outlook) announced they would maintain its risk rating. This decision was primarily driven by the credibility of Colombia’s institutional framework and economic policy, accompanied by a Government commitment to present a tax reform in 2021 resulting in increases of tax revenues and/or reductions in public spending, equivalent to 1.5% of GDP to guarantee the sustainability of mid-term fiscal accounts.

Credit Volumes

At December 31, 2020, gross loans in the banking system grew 4.2% compared to the prior year end, while at December 31, 2019, growth was 7.9% (4.0% and 7.9% when adjusted for securitized mortgage loans). Commercial loans grew 4.7% compared to 3.1% the previous year. Commercial loans grew vigorously during the first months of the pandemic as businesses took loans as a safeguard from the initial uncertainty created by the pandemic, and decreased as the environment became more predictable over the second half of the year. Consumer loans decelerated rapidly and grew 2.3% in 2020 after growing 16.6% in 2019, driven by the effects of the pandemic on households and by a shift in risk appetite levels of the banking system. Peer banks that had been growing rapidly in unsecured products such as personal loans and credit cards, shifted towards payroll loans throughout the year as the credit outlook worsened, leading to increased competition in this product. Mortgages grew 7.0% compared to 9.8% the previous year. As Colombia’s nominal GDP contracted 5.5%, the ratio of bank loans (adjusted for securitized mortgage loans) to GDP increased to 50.1% from 45.5% in 2019.

Central American Economic Conditions

According to IMF’s April 2021 WEO, for the year ended December 31, 2020, Central America was expected to post a combined GDP of U.S.$251.9 billion, ranking as the sixth largest economy in Latin America after Brazil (nominal GDP of U.S.$1,434.1 billion), Mexico (nominal GDP of U.S.$1,076.2 billion), Argentina (nominal GDP of U.S.$388.3 billion), Colombia (nominal GDP of U.S.$271.5 billion) and slightly behind of Chile (nominal GDP of U.S.$252.8 billion). Given that LB Panamá’s business operations are concentrated in Central America, their results are linked to the region’s economic performance.

The Central American region is characterized by the importance of international trade, being a region primarily composed of small economies susceptible to trade balances, income from remittances, foreign direct investment and tourism. According to data obtained from the IMF’s April 2021 WEO estimates a 7.2% GDP contraction for the region in 2020, as a direct consequence of the aforementioned effects of the pandemic.

In addition to these macroeconomic shocks, and given its geographic location, the Central American region was also hit by hurricanes Eta and Iota in 2020 which contributed to a deepening of economic contraction in some countries, especially, in the northern triangle (Honduras, Guatemala and El Salvador) and Nicaragua. These countries were recovering from the impact of Eta and in less than two weeks were hit again by Iota, leading to the loss of infrastructure and farming plantations in rural areas.

According to the IMF’s April 2021 WEO, in Costa Rica, GDP is expected to contract 4.8% in 2020 and grow 2.6% in 2021. In the case of Panamá, GDP is expected to contract 17.9% in 2020 and recover to a 12.0% growth in 2021, mostly explained by the country’s dependence on international commerce, which was negatively impacted by the pandemic. Panama was one of the Central American countries that was most affected by the sanitary effects of the pandemic and thus had the longest and most restrictive lockdowns among the region. In Guatemala, 2020 GDP is expected to contract 1.5% and recover to a 4.5% growth in 2021. Guatemalan economy improved in the third quarter of the year as lockdowns were progressively lifted, contributing to a gradual improvement in economic activity. In the case of Honduras, the contraction is estimated at 8.0% for 2020 and a 4.5% growth in 2021. According to the Honduras Central Bank, economic performance for 2020 is explained, from the supply side, by the contraction of manufacturing, and from the demand side, by a contraction in exports, domestic private demand and investment. In El Salvador, the IMF estimates indicate a 8.6% contraction in 2020 and a 4.2% recovery in 2021, as it experienced a particularly strong contraction in the second quarter of the year but started to recover towards the third and fourth quarters of the year when lockdowns were progressively lifted. Finally, in Nicaragua, the contraction is estimated at 3.0% for 2020 and a 0.2% recovery in 2021.

During 2020, several countries in the Central American region had their respective long-term sovereign risk ratings or outlooks modified as public spending and public debt increased, and tax collection decreased as a result of Government measures to mitigate the spread of COVID-19 and support households and companies. Costa Rica maintained a negative outlook from S&P, Moody’s and Fitch; Moody’s decreased the country’s rating from B1 to B2 in February 2020, as well as did Fitch in May from B+ to B and S&P in June from B+ to B. In Panama, Fitch changed the outlook from stable to negative in February, leaving the rating unchanged at BBB, Moody’s also changed the outlook from stable to negative in October, while maintain the rating in Baa1; finally, S&P decreased the rating from BBB+ to BBB in October with a stable outlook. In Guatemala, S&P maintained the BB- rating with stable outlook, Moody’s maintained the Ba1 rating but changed the outlook from stable to negative; finally, Fitch lowered the rating from BB to BB- with a stable outlook. In the case of Honduras there were no changes in ratings or outlooks (S&P BB- and Moody’s B1). El Salvador maintained credit ratings (S&P B-, Moody’s B3 and Fitch B-), while Moody’s changed the outlook from stable to positive in March, 2020. Finally, in Nicaragua, Moody’s adjusted the rating from B2 to B3 and changed the outlook from negative to stable in February, Fitch maintained the B- rating but changed the outlook from stable to negative in June; finally S&P remained unchanged at B- with a stable outlook.

Finally, regarding credit volumes in Central America, at December 31, 2020 net loans for the banking system contracted 2.6% in U.S.$ terms. Honduras had the most dynamic growth with 3.6% (1.4% in local currency), followed by Guatemala with 3.2% (4.5% in local currency) and El Salvador which remained stable. On the other hand, Nicaragua contracted 6.6% (3.8% in local currency), Costa Rica did so by 6.3% (despite growing 1.5% in local currency) and Panama by 3.1%, all of which were driven by the effects of the pandemic on businesses and households.

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

Significant accounting policies, including those affected by critical accounting estimates and judgements, are described in Note 3 of our audited consolidated financial statements. See Note 3 to our audited consolidated financial statements for a complete list of the critical accounting judgments and estimates. There are many other areas in which we use estimates about uncertain matters, but we believe the reasonably likely effect of changed or different estimates would not be material to our financial statements.

The following are the critical accounting policies that have the most significant effects on the amounts recognized in our audited consolidated financial statements:

●	Impairment of amortized cost financial assets and financial assets measured at fair value through other comprehensive income (FVOCI): the most significant judgments relate to establishing the criteria for determining whether credit risk on a financial asset has increased significantly since initial recognition, determining the methodology for incorporating forward-looking information into the measurement of ECL and selection and approval of models used to measure ECL. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors. See Note 4 (4.1.5) of our audited consolidated financial statements.

●	Revenue recognition and fair value of concession arrangements: the most significant judgments relate to establishing the criteria for recognizing revenues from concessions in the construction phase and measuring the fair value of concession arrangements. See Note 16 of our audited consolidated financial statements.
●	Recognition of deferred tax assets: the most significant judgments relate to availability of future taxable profit against which carry-forward tax losses can be used. See Note 19 of our audited consolidated financial statements.
●	Fair value of financial instruments: a variety of valuation techniques are used, some of which are determined using significant unobservable inputs. See Note 5 of our audited consolidated financial statements.
●	Impairment testing for CGUs containing goodwill: a high degree of uncertainty is involved in estimating the recoverable amounts resulting from future cash flows of the cash-generating units (CGU) and discount rates. See Note 17 of our audited consolidated financial statements.
●	Recognition and measurement of provisions and contingencies: significant judgment may be required due to the high degree of uncertainty associated with the likelihood and magnitude of an outflow of resources that may arise. See Note 23 of our audited consolidated financial statements.
●	Defined benefit obligations: the most significant judgments relate to key assumptions involved in the measurement, including discount rate, inflation rate and mortality, among other. See Note 22 of our audited financial statements.
●	Classification of financial assets: the most significant judgments relate to the assessment of the business model within which the assets are held and assessment of whether the contractual terms of the financial asset are solely payments of principal and interest on the principal amount outstanding. See Note 2 (2.5) (ii) of our audited financial statements.
●	Determination of control over investees. See Note 2 (2.1) of our audited financial statements.

Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

In 2020, our net income attributable to owners of the parent was Ps 2,349.5 billion, 22.6% lower than in 2019. Our results for 2020 were driven by a combination of the following factors:

●	First, the economic crisis arising from the COVID-19 pandemic resulted in a 6.8% contraction of Colombia’s GDP for 2020, the largest contraction in recent history. A sharp decrease in private investment and household consumption drove the demand side, and the weak economic activity throughout the year coupled with lower oil prices drove the performance of the supply side.
●	Second, the increase in expected credit losses (ECL) and a deterioration of our loan portfolio as measured by loans classified as Stage 2 and Stage 3 drove the 49.4% or Ps 2.1 trillion increase in impairment loss on loans and accounts receivable. However, our focus on less risky products and segments mitigated the need for further allowances. In addition, reliefs and structural payment programs granted by our banks to support our borrowers partially offset the deterioration associated with the impacts of the economic crisis on their payment capacity. Solutions granted to debtors whose payment capacity was adversely affected by the crisis is expected to allow those borrowers to recover in many cases, but such recovery is uncertain and depending upon the recovery of the economy as a whole and other factors. As such, a number of these borrowers’ loans may eventually become non-performing when the pandemic-related concessions expire.
●	Third, as a response to the sharp economic contraction, Colombia’s Central Bank cut its reference rate to 1.75% from 4.25% between March and September, 2020. As such, the average Central Bank rate decreased 138 basis points to 2.9% from 4.3% a year earlier, pressuring interest margins. Our banks were able to reduce their cost of funding. Nonetheless, the contraction in average yields was greater. This can be explained by (i) repricing on variable rate loans and new originations, (ii) an increase in competition through interest rates towards the second half of the year, (iii) a lower risk appetite that resulted in growth in less risky products and at lower interest rates, and (iv) the effect of reliefs on interest income considering the recalculation of present values of the renegotiated or modified contractual cash flows discounted at the financial asset’s original effective interest rate.
●	Fourth, net income from commissions and fees was negatively impacted by the effects of lockdowns and mobility restrictions in the countries where we operate. The decrease in the volumes of transactions in our branches and ATMs, added to temporary waivers granted by our banks (on electronic transfers and ATM withdrawals), led to lower income from fees from banking services. In addition, the lower volume of originations during the year resulted in a contraction of our bancassurance fees. Merchant acquiring fees were also lower due to lower transaction volumes from our clients on points of sale (POS). Finally, regulation regarding commissions charged in some of the countries where we operate also impacting our results.
●	Fifth, in order to mitigate the decrease in our income during 2020, we focused on a group wide cost control strategy, which allowed our expenses to decrease 2.2% in Colombia and 3.1% in Central America in U.S.$ terms (not taking into account the effect of the acquisition of MFG). Furthermore, some of our banks executed capital and PP&E optimization strategies, which generated income during the year and helped mitigate the unfavorable factors mentioned above.
●	Sixth, strong results from our non-financial and pension fund management companies helped mitigate the decrease in income from our banking operations. As such, Corficolombiana and Porvenir managed to increase their net income as compared to 2019, even amidst the challenging economic scenario. Corficolombiana benefited from the positive results of its non-financial subsidiaries, while Porvenir’s income from pension and severance fund management fees drove the performance of the year, coupled with a strict cost control.
●	Seventh, despite of the volatility evidenced in global fixed income and equity markets throughout the year, our financial subsidiaries invested in a period of depressed prices between March and April 2020. As markets recovered between May and December 2020, the strategy focused on realizing gains on a relevant portion of their investments.
●	Finally, we maintained the strength of our balance sheet. As evidence of this strength, at December 31, 2020 our total deposits to net loans ratio, measured as Customer deposits divided by Total loans, net, was 108% compared to 101% at December 31, 2019. Our liquidity position, measured as Cash and cash equivalents divided by Customer deposits, was 16% at December 31, 2020 and 17% at December 31, 2019. Finally, our tangible equity ratio was 8.3% at December 31, 2020 compared to 9.2% at December 31, 2019.

Our results for the year should be read in conjunction with our audited consolidated financial statements.

Grupo Aval

Overview

The following discussion describes the main drivers of Grupo Aval’s results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019. Further detail is provided in the Management Discussion and Analysis of Operating Segments.

Grupo Aval’s net income attributable to owners of the parent for the year ended December 31, 2020 was Ps 2,349.5 billion (Ps 105 per share, including common and preferred shares), decreasing 22.6% or Ps 684.9 billion compared to the year ended December 31, 2019. Return on average equity (attributable to the owners of the parent) for 2020 was 11.7% as compared to 16.4% in 2019.

	Grupo Aval Consolidated
	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Total interest income	20,222.8	19,552.7	670.1	3.4
Total interest expense	(8,262.3)	(8,267.2)	5.0	(0.1)
Net interest income	11,960.5	11,285.5	675.0	6.0
Impairment loss on loans and other accounts receivable	(6,267.2)	(4,194.0)	(2,073.2)	49.4
Impairment (loss) recovery on other financial assets	(74.8)	60.0	(134.8)	(224.6)
Recovery of charged-off financial assets	328.0	378.9	(50.8)	(13.4)
Net impairment loss on financial assets	(6,013.9)	(3,755.1)	(2,258.8)	60.2
Net interest income, after impairment losses	5,946.6	7,530.4	(1,583.8)	(21.0)
Net income from commissions and fees	5,093.4	5,455.3	(361.9)	(6.6)
Gross profit from sales of goods and services	2,823.3	2,374.8	448.5	18.9
Net trading income	1,295.4	761.9	533.5	70.0
Net income from other financial instruments mandatorily at fair value through profit or loss	252.4	217.6	34.7	16.0
Other income	1,716.9	1,283.0	433.9	33.8
Other expenses	(10,652.7)	(10,171.3)	(481.4)	4.7
Income before tax expense	6,475.2	7,451.7	(976.5)	(13.1)
Tax expense	(1,843.7)	(2,086.3)	242.6	(11.6)
Net income for the year	4,631.6	5,365.5	(733.9)	(13.7)
Net income for the year attributable to:
Owners of the parent	2,349.5	3,034.4	(684.9)	(22.6)
Non-controlling interest	2,282.1	2,331.0	(49.0)	(2.1)

Net interest income

Total interest income performance was driven by a 16.4% or Ps 32,934.1 billion increase in average interest-earning assets that was partially offset by a 108 basis points decrease in the average yield of interest-earning assets. Interest expense remained stable, resulting from a 19.6% or Ps 40,219.8 billion increase in the average balance of interest-bearing funding, offset by a reduction in interest rates paid on interest-bearing funding. Yields and rates paid were pressured downwards by a declining benchmark interest rate and a high liquidity environment. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 38 basis points to 6.4%, reflecting a falling interest rate environment. In turn, net interest margin contracted by 50 basis points to 5.1%.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2020 vs. 2019		the year ended December 31,		year ended December 31,		Change, 2020 vs. 2019
2020	2019	#	%	2020	2019	2020	2019	#	%

(in Ps billions)						(in Ps billions)
234,203.8	201,269.8	32,934.1	16.4	5.1%	5.6%	11,960.5	11,285.5	675.0	6.0

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature and (ii) the average balance, average rate paid and interest expense on interest-bearing funding with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing funding.

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	111,511.8	96,219.7	15,292.1	15.9	6.7%	7.6%	7,442.9	7,271.6	1,020.7	(849.4)	171.3	2.4
Consumer	64,503.4	57,382.9	7,120.6	12.4	14.4%	15.6%	9,319.0	8,935.8	1,028.7	(645.5)	383.2	4.3
Mortgage	23,826.3	19,384.2	4,442.1	22.9	7.8%	8.6%	1,862.1	1,658.1	347.2	(143.2)	204.0	12.3
Microcredit	388.9	414.7	(25.9)	(6.2)	24.6%	25.6%	95.7	106.1	(6.4)	(4.0)	(10.4)	(9.8)
Gross loans	200,230.4	173,401.5	26,828.9	15.5	9.3%	10.4%	18,719.7	17,971.6	2,508.3	(1,760.1)	748.1	4.2
Interbank and overnight funds	3,358.3	4,614.3	(1,256.1)	(27.2)	6.8%	11.3%	227.3	519.6	(85.0)	(207.3)	(292.3)	(56.3)
Total gross loans	203,588.7	178,015.8	25,572.9	14.4	9.3%	10.4%	18,947.0	18,491.2	2,379.9	(1,924.1)	455.9	2.5
Investments in debt securities	30,615.1	23,254.0	7,361.2	31.7	4.2%	4.6%	1,275.8	1,061.6	306.7	(92.6)	214.2	20.2
Total interest-earning assets	234,203.8	201,269.8	32,934.1	16.4	8.6%	9.7%	20,222.8	19,552.7	2,843.8	(2,173.7)	670.1	3.4

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	28,939.5	23,364.9	5,574.6	23.9	1.1%	1.8%	(328.1)	(413.9)	(63.2)	149.0	85.8	(20.7)
Time deposits	82,532.3	71,258.5	11,273.7	15.8	4.4%	5.0%	(3,663.4)	(3,595.6)	(500.4)	432.7	(67.7)	1.9
Savings accounts	70,771.4	57,296.3	13,475.1	23.5	2.1%	2.6%	(1,467.6)	(1,503.3)	(279.4)	315.1	35.6	(2.4)
Total interest-bearing deposits	182,243.1	151,919.8	30,323.4	20.0	3.0%	3.6%	(5,459.1)	(5,512.8)	(908.3)	962.0	53.7	(1.0)
Interbank borrowings and overnight funds	8,711.4	7,898.2	813.2	10.3	3.3%	4.8%	(284.0)	(380.9)	(26.5)	123.4	96.9	(25.4)
Borrowings from banks and others	23,017.2	20,934.8	2,082.5	9.9	3.7%	4.8%	(860.5)	(1,014.3)	(77.8)	231.7	153.8	(15.2)
Bonds issued	27,340.7	20,720.2	6,620.5	32.0	5.6%	5.9%	(1,531.6)	(1,220.4)	(370.9)	59.7	(311.1)	25.5
Borrowings from development entities	3,961.0	3,580.7	380.2	10.6	3.2%	3.9%	(127.1)	(138.8)	(12.2)	23.9	11.7	(8.4)
Other funding	63,030.3	53,133.9	9,896.4	18.6	4.4%	5.2%	(2,803.1)	(2,754.4)	(440.1)	391.4	(48.7)	1.8
Total interest-bearing funding	245,273.4	205,053.7	40,219.8	19.6	3.4%	4.0%	(8,262.3)	(8,267.2)	(1,354.8)	1,359.8	5.0	(0.1)

Grupo Aval’s average balance of gross loans increased 15.5% or Ps 26,828.9 billion in 2020 and the average yield was 9.3%, 102 basis points lower than in 2019. Most of the growth is attributable to organic growth and the Colombian peso depreciation versus the U.S. dollar on foreign currency denominated loans, as well as the contribution of MFG to Grupo Aval’s average balances in an amount of Ps 7,502.6 billion (Ps 11,644.0 billion on closing balances), which was consolidated starting on May 22, 2020. Growth of average balances (15.5%) was stronger than that of closing balances (12.5%). Commercial loans grew vigorously during the first months of the pandemic as businesses took loans as a safeguard from the initial uncertainty created by the pandemic, and decreased as the environment became more predictable over the second half of the year. Meanwhile, our consumer portfolio remained stable during the first half of the year due to a tighter risk appetite, weaker loan demand and a temporary reduction in effectiveness of our sales network given sanitary restrictions and lockdowns, but recovered during the second half of the year.

The main drivers for the decrease in yield were (i) repricing pressed by the reductions in benchmark rates in Colombia and Central America, (ii) a shift in underwriting towards lower credit risk segments and products and increased pricing competition related thereto, and (iii) the effect of reliefs on interest income considering the recalculation of present values of the renegotiated or modified contractual cash flows discounted at the financial asset’s original effective interest rate.

The average Central Bank rate in Colombia contracted by 138 basis points to 2.87% in 2020 from 4.25% in 2019 and the average 3-month LIBOR contracted by 168 basis points to 0.65% in 2020 from 2.33% in 2019, which negatively impacted yields in Central America. The end of period Central Bank rate in Colombia contracted by 250 basis points to 1.75% at December 31, 2020 from 4.25% a year earlier and the end of period 3-month LIBOR contracted by 167 basis points to 0.24% from 1.91%, respectively.

Grupo Aval’s commercial strategy is overweight on market segments and products with lower credit risk profiles, such as secured commercial lending (large corporate and public sector) and secured consumer loans (mainly payroll loans and automobile loans), which has historically favored our cost of risk. Although competition in these segments and products has always been high, in 2020 our competitors’ appetite shifted towards those segments and products as safeguard from the negative economic impact of lockdowns and the resulting deterioration of the delinquency outlook on certain segments and products with higher credit risk profiles (such as SMEs, credit cards and personal loans). As a result, interest rates were pressed downwards for Grupo Aval and the industry as a whole. Competition grew stronger during the second half of the year, as risk appetite started to improve and new originations slowly returned to levels seen before lockdowns.

Reliefs granted by our banks, as explained below, consisted mainly in the renegotiation of the credit terms and conditions including, among others, payment holidays, installment deferrals to a later date, and the extension of maturities. As such, the recalculation of present values of the renegotiated or modified contractual cash flows discounted at the financial asset’s original effective interest rate impacted interest income in an amount of Ps 135.1 billion in 2020 (Ps 13.2 billion in commercial loans, Ps 83.0 billion in consumer loans, Ps 36.9 billion in mortgages and Ps 2.0 billion in microcredit).

Grupo Aval’s average balance of interest-earning investments in debt securities increased 31.7% or Ps 7,361.2 billion in 2020 and the average yield was 4.2%, 40 basis points lower than in 2019. Most of the growth is attributable to organic growth and the Colombian peso depreciation against the U.S. dollar on foreign currency denominated investments, as well as the contribution of MFG to Grupo Aval’s average balances in an amount of Ps 2,394.5 billion (Ps 3,510.0 billion on closing balances). The main driver for growth was an increase in liquidity levels due to the temporary differences between an increase in deposits and slow origination resulting from a tighter risk appetite and lower demand for loans, which set the tone for our portfolio strategy. In March, portfolios reflected the negative performance of global markets, leading to losses in net trading income and a temporary negative valuation in the FVOCI portfolio. However, following the market recovery between May and December 2020, we realized a significant portion of gains on fixed income investments at FVOCI (recognized under Other income).

Finally, with respect to interest-bearing funding, Grupo Aval’s average balance increased 19.6% or Ps 40,219.8 billion in 2020 and the average rate paid was 3.4%, 66 basis points lower than in 2019. Most of the growth is attributable to organic growth and the Colombian peso depreciation against the U.S. dollar on foreign currency denominated interest-bearing funding, as well as the contribution of MFG to Grupo Aval’s average balances in an amount of Ps 8,659.7 billion (Ps 12,986.0 billion on closing balances). The driver behind the growth was the liquidity provided by interest-bearing deposits which benefited from (i) increased liquidity resulting from the monetary policy implemented in the countries where we operate, (ii) a shift to a more risk-averse stance by businesses as safeguard from the uncertainty caused by the pandemic and (iii) the postponement of investment decisions of our clients. These factors, coupled with lower benchmark interest rates in Colombia and Central America, enabled us to drive down rates paid, although at a slower pace than the repricing of loans, in an effort to contain interest spreads contraction.

Regarding other funding, the increase in the average balance of bonds issued is mainly explained by (i) Grupo Aval’s Rule 144A and Regulation S U.S.$1 billion issuance maturing February 4, 2030, which added Ps 3,030.4 billion, (ii) a full year of Corficolombiana’s Ps 500 billion and Promigas’ Rule 144A and Regulation S U.S.$400 million issuances carried out in August and October 2019, respectively and (iii) the translation effect of the Colombian peso depreciation on our U.S. dollar denominated issued bonds.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(6,267.2)	(4,194.0)	(2,073.2)	49.4
Impairment (loss) recovery on other financial assets	(74.8)	60.0	(134.8)	(224.6)
Recovery of charged-off financial assets	328.0	378.9	(50.8)	(13.4)
Net impairment loss on financial assets	(6,013.9)	(3,755.1)	(2,258.8)	60.2

Grupo Aval’s net impairment loss on loans and other accounts receivable increased driven by the deterioration of our loan portfolio’s ECL, in line with the outlook of asset quality deterioration resulting from the economic impacts of lockdowns on our borrowers’ current and future credit risk. As soon as the pandemic hit the geographies in which we operate, our banking subsidiaries conducted a review of all the economic sectors to which we lend via the industries that participated in these sectors or clients who were employed by them. They established different categories of risk of sectors and of borrowers with companies or consumers within those sectors. As certain clients presented a significant increase in credit risk (SICR), we assessed the need of additional impairments. For more information regarding Grupo Aval’s risk management measures implemented during 2020 in relation to COVID-19 please see “Item 11. Quantitative and qualitative disclosures about risk”.

In addition, recovery of charged-off financial assets decreased, negatively impacted by (i) a decrease in our borrowers’ available income as a result of the pandemic (for example, as a result of increased unemployment) and (i) difficulties arising from strict lockdowns on our banks’ collection processes, particularly in the second and third quarters of the year.

The increase in impairment (loss) recovery on other financial assets was driven by two events of offsetting nature in 2020 and 2019. In 2020, the impairment loss on other financial assets was driven by the deterioration in credit rating outlook for fixed income investments in public debt of Central American countries, mainly Costa Rica, El Salvador and Panama. In 2019 Grupo Aval recovered Ps 76.3 billion of previously impaired fixed income instruments at FVOCI as these were sold at a higher value than it had been impaired in previous periods. The remaining loss on the sale of these investments (Ps 48.0 billion) was recognized in net gain on sale of debt and equity securities explained in the Other income section.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		2020 vs. 2019	year ended December 31,		2020 vs. 2019
	2020	2019	#	%	2020	2019	basis points	2020	2019	basis points

	(in Ps billions)
Commercial	(2,213.1)	(1,343.1)	(870.0)	64.8	2.0%	1.4%	59	1.9%	1.3%	60
Consumer	(3,657.8)	(2,659.8)	(998.0)	37.5	5.7%	4.6%	104	5.2%	4.1%	116
Mortgage	(290.1)	(126.2)	(163.9)	129.9	1.2%	0.7%	57	1.2%	0.6%	58
Microcredit	(76.0)	(44.9)	(31.1)	69.2	19.6%	10.8%	872	18.1%	9.4%	875
Gross loans	(6,237.1)	(4,174.0)	(2,063.1)	49.4	3.1%	2.4%	71	3.0%	2.2%	76
Interbank and overnight funds	0.1	1.3	(1.1)	(89.4)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(6,236.9)	(4,172.7)	(2,064.2)	49.5	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(30.3)	(21.2)	(9.0)	42.6	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(6,267.2)	(4,194.0)	(2,073.2)	49.4	3.1%	2.4%	71	3.0%	2.2%	77

Grupo Aval’s cost of risk increased across all categories of loans as ECL models were adjusted and forward-looking macroeconomic information was updated to reflect the estimated economic impacts of the pandemic. The following overlays were considered in our models with the intent of conducting a more detailed analysis of the risks and characteristics of certain clients (i) obligations that requested reliefs and were reset to 0 days of delinquency did not have their stage classification improved but were not automatically considered to have suffered a SICR and (ii) obligations identified as “high risk” were transitioned to Stage 2. In addition, Banco de Bogotá opted to transfer into Stage 2 clients that were given structural payment solutions, borrowers with more than two reliefs, with an active relief and identified as “high risk”.

The transition of gross loans from Stage 1 to Stage 2 drove the performance of cost of risk as it increased the probability of default (PD) from 12 months to a lifetime. As reliefs expired, borrowers’ payment behaviors started to partially evidence actual deterioration. As such, (i) past due loan formation began to show a “natural” roll of delinquent loans into 30 and 90 days past due loans, (ii) Stage 1 loans either showed increases in probability of default (PD), or transitioned to Stage 2, or in specific cases, Stage 3 (mostly individually assessed commercial loans), and (iii) Stage 2 loans either showed increases in probability of default (PD) or transitioned into Stage 3. At December 31, 2020, the balance of Stage 2 loans had increased 2.3 times or Ps 18,531.4 billion to Ps 26,588.2 billion from Ps 8,056.8 billion at December 31, 2019. However, given that Ps 5,038.4 billion of such increase was classified as “normal risk”, Ps 4,260.0 billion as “acceptable above normal risk” and Ps 5,433.2 billion as “appreciable”, the need for further impairment losses was reduced. In accordance with Grupo Aval’s PD ranges, all three categories have PDs lower than 45%. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4 of our audited consolidated financial statements.

Our strategic stance towards risk management favors this performance as we focus on secured commercial lending (at December 31, 2020, 54.8% of our commercial loans were collateralized or were secured by other banks) and secured consumer loans (at December 31, 2020, 46.5% of our consumer loans were payroll loans -mainly to Government employees and retirees- and 10.8% were automobile loans). In addition, Grupo Aval’s credit card portfolio contracted 1.7% between December 31, 2020 and 2019 (5.6% in Colombia and 4.0% in Central America in U.S. dollar terms), positively impacting cost of risk and impairment needs.

The following table shows our gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2020 vs. 2019
	2020				2019							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	92,626.1	9,843.7	8,517.1	110,986.9	89,337.4	2,767.2	6,832.1	98,936.7	3.7	255.7	24.7	12.2
Consumer	51,453.5	11,382.7	2,999.2	65,835.5	53,555.5	3,907.4	2,377.5	59,840.5	(3.9)	191.3	26.1	10.0
Mortgage	18,537.9	5,217.9	803.0	24,558.8	18,265.9	1,357.4	598.4	20,221.7	1.5	284.4	34.2	21.4
Microcredit	178.6	143.9	49.9	372.3	329.9	24.8	55.6	410.3	(45.9)	480.2	(10.3)	(9.3)
Gross loans	162,796.1	26,588.2	12,369.2	201,753.5	161,488.7	8,056.8	9,863.6	179,409.2	0.8	230.0	25.4	12.5

Commercial	83.5%	8.9%	7.7%	100.0%	90.3%	2.8%	6.9%	100.0%
Consumer	78.2%	17.3%	4.6%	100.0%	89.5%	6.5%	4.0%	100.0%
Mortgage	75.5%	21.2%	3.3%	100.0%	90.3%	6.7%	3.0%	100.0%
Microcredit	48.0%	38.6%	13.4%	100.0%	80.4%	6.0%	13.5%	100.0%
Composition of gross loans per Stage	80.7%	13.2%	6.1%	100.0%	90.0%	4.5%	5.5%	100.0%

Grupo Aval supported its borrowers affected by the pandemic by granting them reliefs both in Colombia and Central America. In general terms, Colombian and Central American Governments (excluding Nicaragua) adopted measures aimed at mitigating the negative effect of the pandemic on their respective economies, including through the regulation of an extension on tax returns and payments deadlines, temporary payment holidays on loans and a reduction and/or freezing of interest rates, without negative consequences on credit scores or payment records. Although each bank tailored reliefs to best suit their clients’ profiles, such reliefs generally shared certain general characteristics. In this section, retail portfolios under relief programs consisted mainly of credit cards, mortgages, automobile and personal loans.

In Colombia, the first and second rounds of reliefs were authorized between March and July and were active for 30 to 90 days for retail portfolios and for longer on average for commercial loans. These reliefs were granted both automatically and on a case-by-case basis. These first and second rounds were characterized by the use of payment holidays and extensions on loans past due less than 30 days and 60 days as of February 29, 2020, respectively. The third round of reliefs was authorized between August and December under the “Debtor Support Program” (Programa de Acompañamiento a Deudores - PAD) and included more structural payment solutions by redefining credit conditions and were mainly demand-driven (with individual compulsory review). Under PAD, clients had to be classified in at least three distinct risk categories (PAD 1, PAD 2 and PAD 3) in order to apply differential measures for each of the segments depending on the client’s current capacity to service debts to reprofile the payments schedule accordingly. At December 31, 2020, our Colombian operations had 2.8% of their gross loans under payment holidays and 4.6% under PAD. Loans past due more than 30 days that had benefited either from payment holidays or PAD represented 1.2% of our gross loans or 5.3% of  loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or PAD represented 0.6% of our gross loans or 2.8% of  loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under PAD in Colombia, as well as their proportion over each category of loans at the date indicated.

	At December 31, 2020
	Status of reliefs granted						Status of loans under PAD
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans that were relieved	Currently paying	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans under PAD

	(in Ps billions)
Commercial	11,997.3	2,611.0	489.1	145.5	296.9	15,539.9	2,512.7	187.4	56.2	12.2	2,768.5
As a % of commercial loans	15.4%	3.3%	0.6%	0.2%	0.4%	19.9%	3.2%	0.2%	0.1%	0.0%	3.5%
Consumer	5,000.4	930.2	371.6	229.7	396.7	6,928.5	2,050.2	256.2	145.2	11.9	2,463.5
As a % of consumer loans	11.7%	2.2%	0.9%	0.5%	0.9%	16.3%	4.8%	0.6%	0.3%	0.0%	5.8%
Mortgage	3,013.8	66.1	319.2	125.0	56.9	3,581.0	662.3	24.1	8.7	2.6	697.7
As a % of mortgages	29.7%	0.7%	3.1%	1.2%	0.6%	35.2%	6.5%	0.2%	0.1%	0.0%	6.9%
Microcredit	91.9	2.0	18.3	10.7	10.1	133.0	69.7	1.0	0.3	0.1	71.1
As a % of microcredit loans	24.7%	0.5%	4.9%	2.9%	2.7%	35.7%	18.7%	0.3%	0.1%	0.0%	19.1%
Gross loans	20,103.4	3,609.3	1,198.1	510.9	760.6	26,182.4	5,294.9	468.6	210.4	26.8	6,000.7
As a % of gross loans	15.3%	2.8%	0.9%	0.4%	0.6%	20.0%	4.0%	0.4%	0.2%	0.0%	4.6%

In Central America, a first round of installment reliefs was authorized between March and June in retail portfolios in Guatemala, Honduras, El Salvador, Costa Rica and Panama and were active for 60 to 90 days. These installment reliefs were granted automatically, without any review from the banks. Nicaragua did not implement any of these reliefs. Postponed installments were deferred and will be collected in the future without any fee or penalty. Commercial and corporate clients initially received reliefs on a case-by-case basis.  Such reliefs included payments deferrals of principal and/or interest for up to six months, depending on the client’s economic activity and the extent to which they were affected. The second round of reliefs was authorized between July and December, shifting the relief strategy towards individuals and companies with material and proven distress due to the pandemic and under a demand-driven approach (with individual compulsory review). The focus of the credit and collections teams was to assess each relief file, determine the current capacity to service debts, and reprofile the payments schedule accordingly. If the first relief period that a corporate or commercial client negotiated expired, a second relief period was granted when necessary.

This approach was implemented primarily in Guatemala and Costa Rica, and to some extent in Honduras. Panamá and El Salvador enacted regulations that favored extended periods for payment deferrals. Regulation issued by the Superintendency of Banks in Panamá extended the payment holidays to June 2021. In El Salvador, authorities have extended payment holidays until March, 2021, for certain loan categories. At December 31, 2020, our Central American operations had 15.2% of their gross loans under payment holidays and 7.9% under structural payment programs. Loans past due more than 30 days that had benefited either from payment holidays or were restructured represented 1.8% of our gross loans or 5.5% of  loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or were restructured represented 0.8% of our gross loans or 2.5% of  loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and restructured under structural payment programs in Central America, as well as their proportion over each category of loans at the date indicated.

	At December 31, 2020
	Status of reliefs granted						Status of loans under structural payment programs
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans that were relieved	Currently paying	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans under structural payment programs

	(in Ps billions)
Commercial	4,609.0	5,175.8	144.4	44.6	43.7	10,017.4	3,266.9	31.1	11.4	3.8	3,313.2
As a % of commercial loans	14.0%	15.7%	0.4%	0.1%	0.1%	30.4%	9.9%	0.1%	0.0%	0.0%	10.1%
Consumer	5,812.6	2,534.9	409.6	409.3	369.4	9,535.8	1,365.6	130.8	60.7	15.4	1,572.4
As a % of consumer loans	25.0%	10.9%	1.8%	1.8%	1.6%	41.0%	5.9%	0.6%	0.3%	0.1%	6.8%
Mortgage	4,626.8	3,001.2	277.7	148.5	117.9	8,172.1	617.3	71.8	18.6	9.2	716.9
As a % of mortgages	32.1%	20.8%	1.9%	1.0%	0.8%	56.8%	4.3%	0.5%	0.1%	0.1%	5.0%
Gross loans	15,048.3	10,711.8	831.7	602.4	531.1	27,725.3	5,249.9	233.7	90.6	28.3	5,602.5
As a % of gross loans	21.3%	15.2%	1.2%	0.9%	0.8%	39.3%	7.4%	0.3%	0.1%	0.0%	7.9%

At December 31, 2020, asset quality measured by loans at least 91 days past due had deteriorated 31 basis points to 3.6% as compared to a year earlier. Increase in delinquency was milder than the transitions in stages as reliefs were still in place at year-end and included payment holidays and extensions, some of which will contractually expire during the first half of 2021 (if regulation does not impose further postponements). At December 31, 2020, we had 7.1% of our gross loans under payment holidays and 5.8% under structural payment programs. Loans past due more than 30 days that had benefited either from payment holidays or were restructured represented 1.4% of our gross loans or 5.4% of  loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or were restructured represented 0.7% of our gross loans or 2.6% of  loans that had active payment schedules. The following table shows the outstanding consolidated balances and status of loans that were relieved and under structural payment programs (including PAD), as well as their proportion over each category of consolidated loans at the date indicated.

	At December 31, 2020
	Status of reliefs granted						Status of loans under PAD and structural payment programs
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans that were relieved	Currently paying	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans under PAD and structural payment programs

	(in Ps billions)
Commercial	16,606.3	7,786.7	633.5	190.1	340.7	25,557.3	5,779.6	218.4	67.6	16.0	6,081.6
As a % of commercial loans	15.0%	7.0%	0.6%	0.2%	0.3%	23.0%	5.2%	0.2%	0.1%	0.0%	5.5%
Consumer	10,813.0	3,465.1	781.2	639.0	766.1	16,464.3	3,415.8	386.9	205.8	27.3	4,035.9
As a % of consumer loans	16.4%	5.3%	1.2%	1.0%	1.2%	25.0%	5.2%	0.6%	0.3%	0.0%	6.1%
Mortgage	7,640.5	3,067.3	596.9	273.6	174.8	11,753.1	1,279.6	95.9	27.3	11.7	1,414.6
As a % of mortgages	31.1%	12.5%	2.4%	1.1%	0.7%	47.9%	5.2%	0.4%	0.1%	0.0%	5.8%
Microcredit	91.9	2.0	18.3	10.7	10.1	133.0	69.7	1.0	0.3	0.1	71.1
As a % of microcredit loans	24.7%	0.5%	4.9%	2.9%	2.7%	35.7%	18.7%	0.3%	0.1%	0.0%	19.1%
Gross loans	35,151.7	14,321.2	2,029.8	1,113.4	1,291.7	53,907.7	10,544.8	702.3	301.1	55.2	11,603.2
As a % of gross loans	17.4%	7.1%	1.0%	0.6%	0.6%	26.7%	5.2%	0.3%	0.1%	0.0%	5.8%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Grupo Aval (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change, 2020
	At December 31,		Change, 2020 vs. 2019		at December 31,		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	4,461.0	3,537.4	923.6	26.1	4.0%	3.6%	44
Consumer	1,954.7	1,648.6	306.1	18.6	3.0%	2.8%	21
Mortgage	722.0	600.0	121.9	20.3	2.9%	3.0%	(3)
Microcredit	49.8	55.8	(6.0)	(10.7)	13.4%	13.6%	(22)
Gross loans	7,187.5	5,841.9	1,345.6	23.0	3.6%	3.3%	31

	Charge-offs				Charge-offs as a percentage		Change, 2020
	At December 31,		Change, 2020 vs. 2019		of average gross loans		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	1,477.7	1,904.4	(426.7)	(22.4)	1.3%	2.0%	(65)
Consumer	2,382.2	2,681.0	(298.9)	(11.1)	3.7%	4.7%	(98)
Mortgage	85.4	77.8	7.6	9.8	0.4%	0.4%	(4)
Microcredit	51.7	53.8	(2.1)	(3.8)	13.3%	13.0%	33
Total charge-offs	3,997.0	4,716.9	(720.0)	(15.3)	2.0%	2.7%	(72)

(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 151.7% in 2020 and 140.1% in 2019. Relief programs impacted the amount of charge-offs in 2020 as they temporarily reduced past due loan formation and halted charge-offs based on thresholds for days past due set out in each of our bank’s policies. Grupo Aval charged-off the Ps 823.8 billion total exposure to Concesionaria Ruta del Sol during the third quarter of 2020. However, the delinquency of the Avianca Group exposure (Ps 648.4 billion with 44.3% coverage) partially offset the benefits of this charge-off on the balance of loans past due.

Net income from commissions and fees

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Banking fees	4,178.9	4,457.7	(278.9)	(6.3)
Bonded warehouse services	155.3	161.3	(6.0)	(3.7)
Trust activities and portfolio management services	343.3	334.9	8.4	2.5
Pension and severance fund management	1,158.5	1,129.4	29.1	2.6
Income from commissions and fees	5,835.9	6,083.3	(247.4)	(4.1)
Expenses from commissions and fees	(742.5)	(628.0)	(114.5)	18.2
Net income from commissions and fees	5,093.4	5,455.3	(361.9)	(6.6)

Income from commissions and fees decreased 4.1% or Ps 247.4 billion, negatively impacted by the effects of lockdowns as a result of the pandemic:

1.	Banking service fees decreased 6.1% or Ps 183.1 billion due to (i) lower transaction volumes on our branch network, especially during the second and third quarters of the year, when a large portion of our distribution network remained closed due to strict lockdowns, (ii) lower bancassurance income in 2020 due to a contraction in retail originations and (iii) the implementation of temporary waivers on ATM withdrawals to support our clients. These effects were softened progressively as lockdowns were lifted and our borrowers’ demand began to recover. Additionally, in Central America, banking commissions were mandatorily reduced in Panama. Banking service fees decreased 7.4% or Ps 91.7 billion in Colombia and 5.2% or Ps 91.4 billion in Central America (15.3% or U.S.$82.1 million).
2.	Debit and credit card fees decreased 4.8% or Ps 66.0 billion due to a 12.6% or Ps 112.8 billion decrease in income from merchant acquiring as transactions on point-of-sale (POS) were significantly lower in 2020 as a result of lower transaction volumes explained by lockdowns, that were partially offset by a 10.0% or Ps 46.9 billion increase in credit and debit card fees as transaction levels increased in some of our operating segments. In addition, legislation in Costa Rica established commission caps for the acquirer business, negatively impacting our fee income. Debit and credit card fees decreased 3.7% or Ps 22.5 billion in Colombia and 5.7% or Ps 43.5 billion in Central America (15.4% or U.S.$35.5 million).
3.	Commissions on transfers, checks and checkbooks decreased 37.8% or Ps 18.9 billion mainly as a consequence of (i) temporary waivers of fees on funds transfers originated from our mobile banking or virtual banking applications intended to help our clients through the pandemic and (ii) the migration to digital channels and the decreasing use of checks and checkbooks. Central America is not a substantial generator of this type of fees.
4.	To a lesser extent, income from banking fees in Colombia was also negatively affected by Law 2009, pursuant to which deposit taking entities, such as our banking subsidiaries, that charge management fees for savings accounts, debit cards and credit cards, must grant their clients access to a minimum package of services at no cost.

The Ps 29.1 billion increase in fees from pension and severance fund management was primarily driven by (i) a Ps 18.8 billion increase in fee income from severance fund management driven by an increase in the number of clients and assets under management, (ii) a Ps 8.5 billion increase in revenues received from voluntary pension fund management mainly due to an increase in the balance of assets under management, (iii) a Ps 4.0 billion increase in revenues received from third-party pension fund management due to an increase in the balance of managed funds and to higher performance-based commissions charged on higher returns on assets under management, and (iv) a Ps 2.2 billion decrease in fee income from mandatory pension fund management. Mandatory pension fund management was negatively impacted by a Ps 10.1 billion decrease in fees charged to contributing clients (contribution-based) related to the increase in unemployment, which was partially offset by a Ps 7.9 billion increase in fees charged to non-contributing clients (performance-based) due to higher returns on assets under management.

The increase in expenses from commissions and fees was driven by (i) a change in presentation of payment processing fees paid that were classified as administrative and other expenses and are now classified as commissions and fee expenses (Ps 78.3 billion in 2020 and Ps 72.2 billion in 2019) and (ii) incorporates the full-year effect of a non-banking correspondent network agreement during 2020, as compared to four months in 2019, which added Ps 14.2 billion in expenses associated with transactions processed through the network.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Income from sales of goods and services	9,144.8	9,156.6	(11.8)	(0.1)
Costs and expenses of sales of goods and services	(6,321.5)	(6,781.8)	460.3	(6.8)
Gross profit from sales of goods and services	2,823.3	2,374.8	448.5	18.9

Gross profit from sales of goods and services mainly reflects the result of Corficolombiana’s non-financial companies. Infrastructure companies were the largest contributor to this line item with Ps 2,046.2 billion in 2020, growing 0.9% or Ps 18.7 billion compared to 2019.

Gross profit for energy and gas companies drove the performance of growth in gross profit of goods and services with a Ps 1,139.1 billion contribution, a Ps 474.3 billion increase compared to 2019. Income increased 0.6% or Ps 28.4 billion and costs decreased 11.3% or Ps 445.9 billion. Expenses included a Ps 20.9 billion increase in donations as Promigas and its subsidiaries sought to support the most vulnerable population affected by the pandemic. The increase in gross profit was mainly explained by (i) growth in gas distribution and transportation activities and (ii) a Ps 373.5 billion (U.S.$107.7 million) income in Gases del Pacífico and Gases del Perú, arising from the remeasurement of an intangible asset related to concession contracts in December 2020. The latter resulted from a reassessment of the company’s commercial potential that was successfully developed in 2020 (leading to an increase in the number of industrial clients) which, coupled with favorable arbitration outcomes and adjustments in the tariff frameworks, allowed the remeasurement of future recoverable cash flows.

Income from sales of goods and services decreased 0.1% or Ps 11.8 billion between 2020 and 2019, as a result of (i) a 58.4% or Ps 219.6 billion decrease from hospitality, driven by a sharp contraction in occupancy rates as a consequence of lockdowns and travel restrictions and (ii) a 13.7% or Ps 28.4 billion decrease from other services companies (mainly call-centers), which was partially offset by (i) a 5.4% or Ps 204.1 billion increase from infrastructure companies, driven by construction progress in infrastructure concessions, (ii) a 0.6% or Ps 28.4 billion increase from energy and gas companies and (iii) a 2.3% or Ps 3.7 billion increase from agribusiness companies.

Costs and expenses of sales of goods and services decreased 6.8% or Ps 460.3 billion between 2020 and 2019, as a result of (i) a 11.3% or Ps 445.9 billion decrease from energy and gas companies, (ii) a 48.3% or Ps 166.4 billion decrease from hospitality, driven by savings resulting from the aforementioned contraction in occupancy rates, (iii) a 5.0% or Ps 28.4 billion decrease from other services companies, and (iv) a 3.4% or Ps 5.1 billion decrease from agribusiness companies. These were offset by a 10.5% or Ps 185.5 billion increase from infrastructure companies, driven by (i) construction progress in infrastructure concessions and (ii) a Ps 16.9 billion partial provision recognized by Episol, regarding the penalty imposed by the Colombian Superintendency of Industry and Commerce, in relation to the Concesionaria Ruta del Sol II investigation (for more information refer to Note 27 of our audited consolidated financial statements).

For a detailed analysis of the different sectors see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Corficolombiana” and for information related to concession arrangements rights see Note 16 of our audited consolidated financial statements.

Net trading income

Grupo Aval’s net trading income (refer to Note 29 of our audited consolidated financial statements) was Ps 1,295.4 billion in 2020, Ps 533.5 billion or 70.0% higher than in 2019, resulting from a Ps 527.2 billion increase in net trading income from derivatives and a Ps 6.3 billion increase in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was partially offset by a decrease in foreign exchange gains (losses), net, recognized under other income.

Total income from investment securities

Grupo Aval’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). Grupo Aval manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Grupo Aval (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 1,901.9 billion for 2020, 13.1% or Ps 220.5 billion more than in 2019. This was primarily driven by a Ps 9,130.7 billion increase in the average balance of total investment securities to Ps 39,801.3 billion in 2020, resulting in a Ps 436.3 billion increase in interest income. Partially offsetting this was a 70 basis points decrease in the average yield on total investment securities to 4.8% in 2020 from 5.5% in 2019, generating a Ps 215.8 billion decrease in interest income. The main drivers for this performance were discussed above in net interest income.

Net income from other financial instruments mandatorily at FVTPL

Net income from financial instruments mandatorily at FVTPL reflect the fair value of concession arrangements entered between Promigas and the Colombian Government, and increased by Ps 34.7 billion to Ps 252.4 billion in 2020 as compared to 2019.

Other income

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	363.0	312.3	50.8	16.3
Share of profit of equity accounted investees, net of tax (Equity method)	220.2	229.6	(9.5)	(4.1)
Net gain on sale of debt and equity securities	613.2	198.6	414.7	208.8
Dividends	91.6	84.7	6.9	8.1
Gain (loss) on the sale of non-current assets held for sale	112.0	23.4	88.7	379.2
Gain on sale of property, plant and equipment	22.9	24.4	(1.4)	(5.9)
Net gain (loss) in asset valuation	(50.3)	14.2	(64.5)	(455.6)
Other	344.3	395.9	(51.6)	(13.0)
Other income	1,716.9	1,283.0	433.9	33.8

Other income increased 33.8% or Ps 433.9 billion, mainly as a result of an increase in net gain on sale of debt and equity securities. The Ps 414.7 billion increase in net gain on sale of debt and equity securities (2019 includes a Ps 48.0 billion loss arising from the sale of impaired fixed income investments previously described) was driven by a profit-taking strategy implemented, taking advantage of temporary favorable conditions in fixed income markets, in spite of the volatility throughout the year. We were able to increase net gain on sale of debt and equity securities by Ps 277.8 billion in Colombia and Ps 136.9 billion in Central America.

The Ps 88.7 billion increase in gain (loss) on the sale of non-current assets held for sale and the Ps 64.5 billion decrease in net gain (loss) in asset valuation are mainly explained by the following transaction. Grupo Aval, through Banco de Bogotá and Banco de Occidente, continued optimizing its PP&E structure by transferring some non-strategic investment properties and non-current assets held for sale in exchange for equity in NEXUS Real Estate Capital Funds; a private equity fund specialized in real estate management. The transaction resulted in a Ps 92.9 billion gain on the sale of non-current assets held for sale (as their fair value was higher than their book value at the time of transfer) and a Ps 22.7 billion net loss in asset valuation for investment properties (as their fair value at the time of transfer was lower than their book value), with a net positive effect of Ps 70.1 billion. We intend to continue executing this strategy in the medium term to benefit from the capacity released from non-core activities towards core activities.

The Ps 50.8 billion increase in foreign exchange gains (losses), net was driven by Central America, which increased Ps 339.7 billion to a Ps 611.4 billion net gain, driven by the depreciation of the Central American currencies (mainly the Costa Rican Colón) against the U.S. dollar. This was partially offset by a Ps 288.9 billion decrease to a Ps 248.3 billion net loss in Colombia. This net loss was offset by the net trading income from derivatives mentioned before. The net result (foreign exchange and derivatives) of our Colombian activities was Ps 417.9 billion, Ps 199.6 billion higher than in 2019, and was driven by the realization of Ps 246.5 billion in foreign currency denominated retained earnings in Banco de Bogotá’s offshore agencies in Miami and New York.

The Ps 51.6 billion decrease in Other is mainly attributable to the Banco de Bogotá operating segment and is explained by a one-time change in certain 5-year long-term benefit plans for non-unionized employees, which generated Ps 41.1 billion in income in 2019. This will be explained in further detail in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Banco de Bogotá”.

The Ps 9.5 billion decrease in share of profit of equity accounted investees, net of tax (equity method) was driven by (i) a Ps 20.3 billion decrease to a Ps 10.8 billion loss in Aerocali (airport concession in Cali through Corficolombiana) explained by the negative impact of travel restrictions, and (ii) a Ps 9.2 billion decrease from our associates in the payment processing business (Credibanco and Redeban) driven by lower transaction volumes in POS as a result of strict lockdowns caused by the pandemic. These were partially offset by a Ps 19.0 billion increase in Promigas’ associates in the gas distribution business.

Other expenses

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(3.4)	(4.4)	1.0	(22.1)
Personnel expenses	(4,400.5)	(4,085.4)	(315.1)	7.7
Administrative and other expenses	(4,966.4)	(4,954.3)	(12.1)	0.2
Depreciation and amortization	(1,015.4)	(901.5)	(113.9)	12.6
Impairment loss on other assets	(7.1)	(20.8)	13.7	(66.0)
Other	(260.0)	(205.0)	(55.0)	26.8
Other expenses	(10,652.7)	(10,171.3)	(481.4)	4.7

In 2020 one of our initiatives to mitigate the impact of the pandemic on our financial results was a strict cost contention. Other expenses increased 4.7% or Ps 481.4 billion. However, this includes (i) the negative impact of the Colombian peso depreciation against the U.S. dollar on our Central American expenses and (ii) the seven-month effect of consolidating MFG into our financial results.

1.	In Colombia, other expenses decreased 2.2% or Ps 139.0 billion to Ps 6,054.2 billion, led by a 6.7% or Ps 210.8 billion decrease in administrative and other expenses and a 4.6% or Ps 7.6 billion decrease in other, which were partially offset by a 2.8% or Ps 64.5 billion increase in personnel expenses and a 5.3% or Ps 28.1 billion increase in depreciation and amortization.
a.	The decrease in administrative and other expenses is mostly attributable to (i) a Ps 120.9 billion decrease in service expenses due to savings arising as lockdowns, travel and mobility restrictions and work-from-home policies reduced expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others, as well as lower marketing expenses, (ii) the change in presentation of Ps 72.2 billion in payment processing fees paid mentioned under net income from commissions and fees, and (iii) a Ps 60.7 billion decrease in taxes and surcharges mainly attributable to the Ps 59.1 billion non-income tax expense incurred by Banco de Occidente and Banco Popular in 2019 in order to increase the fiscal cost of certain fixed assets, which will enable the bank to sell them in the future with a lower income tax expense. These were partially offset by a Ps 67.0 billion increase in deposit insurance expenses related to the increase in the average balance of deposits between 2020 and 2019.
b.	The decrease in other was mainly driven by a Ps 81.8 billion decrease coming from Porvenir, as there were no material expenses in 2020 as opposed to 2019, related to emerging costs of legal proceedings arising from individual civil lawsuits originated from mandatory pension fund clients. This was partially offset by (i) a Ps 34.0 billion increase in donations expenses as Grupo Aval and its subsidiaries sought to support the most vulnerable population affected by the pandemic, (ii) a Ps 27.8 billion partial provision of the penalty imposed to Corficolombiana by the Colombian Superintendency of Industry and Commerce in relation to the Concesionaria Ruta del Sol II investigation (for more information refer to Note 27 of our audited consolidated financial statements) and (iii) a Ps 26.2 billion increase in provisions related to contingent loans (e.g., loan commitments, financial guarantees and unused credit card balances) measured by expected credit loss (ECL).

c.	The increase in personnel expenses results from a 3.5% or Ps 76.9 billion increase in salaries and employee benefits and a 12.6% or Ps 12.4 billion decrease in labor severances and bonus plan payments. For reference, the minimum wage in Colombia increased by 6.0% in 2020 as compared to 2019. The decrease in labor severances and bonus plan payments incorporates a Ps 31.7 billion decrease in Banco Popular and a Ps 23.7 billion increase in Banco de Occidente, related to a headcount optimization plan carried out in early March 2020, before the pandemic broke out globally.
2.	In Central America, other expenses increased 15.6% or Ps 620.4 billion to Ps 4,598.5 billion, led by a 14.1% or Ps 250.6 billion increase in personnel expenses, a 12.5% or Ps 222.9 billion increase in administrative and other expenses, a 23.0% or Ps 85.8 billion increase in depreciation and amortization and a Ps 62.6 billion increase in other. MFG contributed with Ps 277.0 billion to other expenses, Ps 104.6 billion to personnel expenses, Ps 83.0 million to administrative and other expenses, Ps 27.8 billion to depreciation and amortization and Ps 61.4 billion to other (related to re-insurance premiums paid by Seguros Multibank). For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Leasing Bogotá S.A. Panamá”.

In U.S. dollars, other expenses increased 3.1% or U.S.$37.2 million to U.S.$1,247.2 million, led by a 1.5% or U.S.$7.9 million increase in personnel expenses, a 0.6% or U.S.$3.2 million increase in administrative and other expenses, a 9.6% or U.S.$10.9 million increase in depreciation and amortization and a U.S.$15.7 million increase in other. MFG contributed with U.S.$75.2 million to other expenses, U.S.$28.3 million to personnel expenses, U.S.$22.6 million to administrative and other expenses, U.S.$7.6 million to depreciation and amortization and U.S.$16.6 million to other (related to re-insurance premiums paid by Seguros Multibank).

The remaining portion of other expenses not attributable to the recognition of MFG in LB Panamá decreased by 3.1% or U.S.$38.0 million to U.S.$1,172.0 million, led by a 3.8% or U.S.$20.4 million decrease in personnel expenses, a 3.6% or U.S.$19.4 million decrease in administrative and other expenses, and a 8.1% or U.S.$1.0 million decrease in other, partially offset by a 2.9% or U.S.$3.3 million increase in depreciation and amortization.

a.	The decrease in personnel expenses results from a 2.2% or U.S.$10.7 million decrease in salaries and employee benefits and a 20.5% or U.S.$9.7 million decrease in labor severances and bonus plan payments. This decrease reflects a U.S.$11.3 million decrease in bonus plan payments and a U.S.$1.6 million increase in labor severances. BAC carried out a headcount optimization plan across all countries, reducing overhead by 2,177 employees over the year, resulting in an increase in labor severance payments and a decrease in salaries and employee benefits.
b.	The decrease in administrative and other expenses is mostly attributable to the same drivers as in Colombia: decreases in service expenses due to savings arising as lockdowns, travel and mobility restrictions and work-from-home policies enabled lower expenses as mentioned before.

Given that Grupo Aval’s other expenses increased by 4.7% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income) increased by 8.3%, the cost to income efficiency ratio improved to 46.0% in 2020 from 47.6% in 2019. The ratio of other expenses as a percentage of average assets improved by 46 basis points to 3.4% in 2020 from 3.8% in 2019.

Tax expense

Income tax expense for Grupo Aval decreased by 11.6%, or Ps 242.6 billion, to Ps 1,843.7 billion in 2020. This was driven by a 13.1% or Ps 976.4 billion decrease in income before income tax expense. Grupo Aval’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 29.9% in 2020 and 29.2% in 2019. For more information on income tax expense please refer to Note 19 of our audited consolidated financial statements.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased 2.1%, or Ps 48.9 billion, to Ps 2,282.1 billion in 2020 compared to 2019. The ratio of net income attributable to non-controlling interest to net income increased to 49.3% in 2020 from 43.4% in 2019. The increase in this ratio is mainly attributable to (i) a 6.9% increase in Corficolombiana’s attributable net income, of which 60.4% is attributable to non-controlling shareholders, (ii) a 1.6% increase in Porvenir’s attributable net income, of which 24.3% is attributable to non-controlling shareholders and (iii) a decrease in the results of our banking operations, where we hold non-controlling interests (see Note 26 of our audited consolidated financial statements).

Management Discussion and Analysis of Operating Segments

In the following section we will refer to the consolidated results of our main operating segments. Overall, the principal drivers for our operating segments are the same as those discussed under Grupo Aval’s Management Discussion and Analysis. As such, the following section will focus on the particular drivers affecting each of our operating segments rather than revisiting the aforementioned general discussion.

During 2020 Grupo Aval modified its business segments structure compared to the business segment structure used in previous years. The modified structure evaluates Leasing Bogotá S.A. Panamá (LB Panamá) separately from the Banco de Bogotá S.A. segment. Leasing Bogotá S.A. Panamá essentially refers to the consolidated financial statements of LB Panamá, Banco de Bogotá’s fully-owned subsidiary.

Several factors justified this change: (i) the purchase and business combination of MFG increased the relevance of this operating segment and (ii) the Colombian peso has structurally depreciated against the U.S. dollar in recent years, increasing the value of LB Panamá’s financials when translated into Grupo Aval’s functional currency. These factors, combined with strong growth over the past years have increased the relevance of LB Panamá in the overall mix of Grupo Aval’s loan portfolio. In addition, macroeconomic, geopolitical and social conditions between geographies tend to differ, and give rise to distinct trends when management evaluates the performance of Grupo Aval’s operations in Central America through LB Panamá.

Given that LB Panamá is now considered as a segment, Banco de Bogotá’s operating segment analysis now reflects LB Panamá in a single line under “Participation in results of subsidiaries” included in “Other income”, rather than on a line by line basis, as previously reported. Banco de Bogota´s operating segment figures previously reported for 2019 have been modified to be consistent with 2020.

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

Net income attributable presented in the following section refers to net income attributable to the owners of each of the subsidiaries presented herein. Grupo Aval’s ownership in each subsidiary is described in “Item 4. Information on the company—C. Organizational structure”.

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to owners of the parent for the year ended December 31, 2020 was Ps 2,197.9 billion, decreasing 20.6% or Ps 568.7 billion compared to the year ended December 31, 2019. The following discussion describes the main drivers of Banco de Bogotá’s results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.

	Banco de Bogotá
	For the year ended		Change 2020 vs
	December 31,		2019
	2020	2019	#	%

	(in Ps billions)
Total interest income	5,805.1	6,070.7	(265.6)	(4.4)
Total interest expense	(2,378.8)	(2,723.1)	344.3	(12.6)
Net interest income	3,426.3	3,347.6	78.7	2.4
Impairment loss on loans and other accounts receivable	(2,571.6)	(1,516.3)	(1,055.3)	69.6
Impairment (loss) recovery on other financial assets	(1.4)	(1.6)	0.2	(12.0)
Recovery of charged-off financial assets	137.5	153.2	(15.6)	(10.2)
Net impairment loss on financial assets	(2,435.4)	(1,364.7)	(1,070.8)	78.5
Net interest income, after impairment losses	990.9	1,983.0	(992.1)	(50.0)
Net income from commissions and fees	1,928.0	2,107.8	(179.8)	(8.5)
Gross loss from sales of goods and services	(120.0)	(126.9)	6.9	(5.5)
Net trading income	809.8	475.2	334.6	70.4
Other income	1,937.1	2,188.5	(251.4)	(11.5)
Other expenses	(2,788.1)	(3,032.3)	244.2	(8.1)
Income before tax expense	2,757.6	3,595.2	(837.6)	(23.3)
Tax expense	(253.2)	(521.5)	268.2	(51.4)
Net income for the year	2,504.4	3,073.7	(569.3)	(18.5)
Net income for the year attributable to:
Owners of the parent	2,197.9	2,766.6	(568.7)	(20.6)
Non-controlling interest	306.5	307.1	(0.6)	(0.2)

Net interest income

Net interest income increased 2.4% or Ps 78.7 billion to Ps 3,426.3 billion in 2020. Total interest income performance was driven by a 119 basis points decrease in the average yield of interest-earning assets that was partially offset by a 10.0% or Ps 6,673.4 billion increase in average interest-earning assets. Interest expense decreased 12.6%, more than interest income, resulting from an 88 basis points reduction in the average interest rate paid on interest-bearing funding that was partially offset by a 12.4% or Ps 8,595.8 billion increase in the average interest-bearing funding. Yields and rates paid were pressured downwards by a declining benchmark interest rate and high liquidity environment. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 12 basis points to 5.6%. In turn, net interest margin contracted by 35 basis points to 4.7%. The main drivers impacting interest-earning assets and interest-bearing funding during 2020, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2020 vs. 2019		the year ended December 31,		year ended December 31,		Change, 2020 vs. 2019
2020	2019	#	%	2020	2019	2020	2019	#	%

(in Ps billions)						(in Ps billions)
73,368.8	66,695.5	6,673.4	10.0	4.7%	5.0%	3,426.3	3,347.6	78.7	2.4

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature and (ii) the average balance, average rate paid and interest expense on interest-bearing funding with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing funding.

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	46,436.9	42,323.8	4,113.1	9.7	6.2%	7.4%	2,888.7	3,123.5	255.9	(490.7)	(234.8)	(7.5)
Consumer	13,332.0	12,204.5	1,127.5	9.2	15.2%	16.2%	2,029.5	1,976.4	171.6	(118.6)	53.0	2.7
Mortgage	4,378.7	3,784.9	593.8	15.7	8.5%	9.1%	374.2	346.0	50.8	(22.5)	28.2	8.2
Microcredit	383.0	408.1	(25.0)	(6.1)	24.9%	25.7%	95.2	104.9	(6.2)	(3.5)	(9.7)	(9.2)
Gross loans	64,530.6	58,721.2	5,809.3	9.9	8.3%	9.5%	5,387.6	5,550.9	485.0	(648.3)	(163.3)	(2.9)
Interbank and overnight funds	389.2	1,364.2	(975.0)	(71.5)	22.8%	17.1%	88.9	232.8	(222.6)	78.7	(143.9)	(61.8)
Total gross loans	64,919.7	60,085.4	4,834.3	8.0	8.4%	9.6%	5,476.5	5,783.7	407.8	(715.0)	(307.2)	(5.3)
Investments in debt securities	8,449.1	6,610.0	1,839.0	27.8	3.9%	4.3%	328.7	287.0	71.5	(29.9)	41.6	14.5
Total interest-earning assets	73,368.8	66,695.5	6,673.4	10.0	7.9%	9.1%	5,805.1	6,070.7	528.0	(793.6)	(265.6)	(4.4)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	8,080.6	7,184.2	896.4	12.5	1.3%	3.7%	(101.9)	(267.5)	(11.3)	176.9	165.6	(61.9)
Time deposits	23,550.1	22,648.9	901.2	4.0	3.8%	4.7%	(883.4)	(1,053.7)	(33.8)	204.2	170.4	(16.2)
Savings accounts	25,967.4	21,772.4	4,195.0	19.3	2.2%	2.7%	(570.9)	(579.4)	(92.2)	100.7	8.5	(1.5)
Total interest-bearing deposits	57,598.0	51,605.4	5,992.7	11.6	2.7%	3.7%	(1,556.2)	(1,900.7)	(161.9)	506.4	344.4	(18.1)
Interbank borrowings and overnight funds	3,382.6	2,120.9	1,261.8	59.5	3.7%	5.9%	(124.6)	(125.6)	(46.5)	47.5	1.0	(0.8)
Borrowings from banks and others	6,163.5	5,987.1	176.5	2.9	2.5%	3.2%	(151.0)	(194.4)	(4.3)	47.7	43.4	(22.3)
Bonds issued	8,284.2	7,375.7	908.6	12.3	5.6%	5.6%	(465.4)	(416.7)	(51.0)	2.4	(48.7)	11.7
Borrowings from development entities	2,236.5	1,980.1	256.3	12.9	3.6%	4.3%	(81.6)	(85.6)	(9.3)	13.4	4.1	(4.8)
Other funding	20,066.9	17,463.8	2,603.1	14.9	4.1%	4.7%	(822.6)	(822.4)	(106.7)	106.5	(0.2)	0.0
Total interest-bearing funding	77,664.9	69,069.1	8,595.8	12.4	3.1%	3.9%	(2,378.8)	(2,723.1)	(263.3)	607.6	344.3	(12.6)

Banco de Bogotá’s average balance of gross loans increased 9.9% or Ps 5,809.3 billion in 2020 and the average yield was 8.3%, 110 basis points lower than in 2019. Growth of average balances was stronger than that of closing balances (6.5%) due to the predominant commercial dynamics evidenced in 2020. As described in Grupo Aval’s analysis, yields on loans were negatively impacted by trends in reference rates, competition and due to the effects of reliefs granted on interest income for gross loans, using the effective interest rate method. In the case of Banco de Bogotá, the effect of reliefs recognized was Ps 45.4 billion in interest income in 2020.

The main driver for interest-earning investments in debt securities growth was the liquidity consequence of the temporary differences between an increase in deposits and slow origination resulting from a tighter risk appetite and lower demand for loans, which set the tone for the bank’s portfolio strategy. In March, portfolios reflected the negative performance of global markets, leading to losses in net trading income and a temporary negative valuation in the FVOCI portfolio. However, following the market recovery between May and December 2020, Banco de Bogotá realized a significant portion of gains on fixed income investments at FVOCI (recognized under Other income).

Finally, Banco de Bogotá shifted its interest-bearing deposits towards savings and checking accounts, which have lower average rates paid than time deposits. Repricing efforts on deposits focused on the institutional and large corporate segments, through which the bank managed to pass through the decrease in the average benchmark rate, while growing its average balance. Regarding other funding, the increase in the average balance of bonds issued is mainly explained by the translation effect of the Colombian peso depreciation on Banco de Bogotá’s U.S. dollar denominated issued bonds.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(2,571.6)	(1,516.3)	(1,055.3)	69.6
Impairment (loss) recovery on other financial assets	(1.4)	(1.6)	0.2	(12.0)
Recovery of charged-off financial assets	137.5	153.2	(15.6)	(10.2)
Net impairment loss on financial assets	(2,435.4)	(1,364.7)	(1,070.8)	78.5

Banco de Bogotá’s net impairment loss on loans and other accounts receivable increased 69.6% or Ps 1,055.3 billion to Ps 2,571.6 billion, driven by the deterioration of the loan portfolio’s ECL, in line with the outlook of asset quality deterioration resulting from the economic impacts of lockdowns on borrowers’ current and future credit risk. For more information regarding risk management measures implemented during 2020 in relation to COVID-19 please see “Item 11. Quantitative and qualitative disclosures about risk”.

In addition, recovery of charged-off financial assets decreased 10.2% or Ps 15.6 billion to Ps 137.5 billion, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		2020 vs. 2019	year ended December 31,		2020 vs. 2019
	2020	2019	#	%	2020	2019	basis points	2020	2019	basis points

	(in Ps billions)
Commercial	(1,234.7)	(681.6)	(553.1)	81.2	2.7%	1.6%	105	2.6%	1.6%	105
Consumer	(1,207.0)	(760.3)	(446.7)	58.7	9.1%	6.2%	282	8.2%	5.1%	302
Mortgage	(43.2)	(20.6)	(22.6)	110.0	1.0%	0.5%	44	1.0%	0.5%	46
Microcredit	(75.6)	(44.5)	(31.1)	69.7	19.7%	10.9%	882	18.4%	9.5%	888
Gross loans	(2,560.5)	(1,507.0)	(1,053.5)	69.9	4.0%	2.6%	140	3.8%	2.3%	145
Interbank and overnight funds	(0.7)	1.6	(2.3)	(145.6)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(2,561.2)	(1,505.5)	(1,055.8)	70.1	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(10.3)	(10.8)	0.5	(4.2)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(2,571.6)	(1,516.3)	(1,055.3)	69.6	4.0%	2.6%	140	3.8%	2.3%	145

Banco de Bogotá’s cost of risk increased across all categories of loans, driven by the transition of loans to Stage 2. At December 31, 2020, the balance of Stage 2 loans had increased 2.3 times or Ps 5,770.3 billion to Ps 8,228.5 billion from Ps 2,458.2 billion a year earlier.

In commercial, Stage 2 loans increased Ps 2,725.4 billion (Ps 2,122.2 billion of which was classified as “appreciable risk” and Ps 603.2 billion as “significant risk”) to Ps 4,105.5 billion, driven by a deterioration in the corporates and SME segments, given these segments accounted for the majority of structural payment solutions and a large portion evidenced an increase in risk. In consumer, Stage 2 loans increased Ps 2,473.1 billion (Ps 710.9 billion of which was classified as “appreciable risk” and Ps 1,561.6 billion as “significant risk”) to Ps 3,431.1 billion driven by a deterioration in unsecured products, such as personal loans and credit cards, which together accounted for Ps 2,090.3 billion of the total increase in Stage 2 consumer loans. In mortgages, Stage 2 loans increased Ps 452.9 billion to Ps 548.4 billion, with 100% being classified as “acceptable above normal”.

For further detail on credit risk model overlays and transitioning between stages, please refer to Grupo Aval’s analysis. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements. The following table shows Banco de Bogotá’s gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2020 vs. 2019
	2020				2019							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	37,748.5	4,105.5	4,425.2	46,279.2	38,715.3	1,380.2	3,600.0	43,695.5	(2.5)	197.5	22.9	5.9
Consumer	9,937.0	3,431.1	547.8	13,915.8	11,635.3	958.0	469.4	13,062.7	(14.6)	258.2	16.7	6.5
Mortgage	4,029.7	548.4	118.6	4,696.7	3,900.6	95.4	89.7	4,085.8	3.3	474.7	32.2	15.0
Microcredit	174.5	143.5	48.9	367.0	324.3	24.6	55.1	404.0	(46.2)	483.5	(11.3)	(9.2)
Gross loans	51,889.7	8,228.5	5,140.5	65,258.7	54,575.5	2,458.2	4,214.2	61,247.9	(4.9)	234.7	22.0	6.5

Commercial	81.6%	8.9%	9.6%	100.0%	88.6%	3.2%	8.2%	100.0%
Consumer	71.4%	24.7%	3.9%	100.0%	89.1%	7.3%	3.6%	100.0%
Mortgage	85.8%	11.7%	2.5%	100.0%	95.5%	2.3%	2.2%	100.0%
Microcredit	47.6%	39.1%	13.3%	100.0%	80.3%	6.1%	13.6%	100.0%
Composition of gross loans per Stage	79.5%	12.6%	7.9%	100.0%	89.1%	4.0%	6.9%	100.0%

For a general description of reliefs granted in Colombia to support borrowers affected by the pandemic, please refer to Grupo Aval’s analysis. At December 31, 2020, asset quality measured by loans at least 91 days past due had deteriorated 53 basis points to 4.9% as compared to a year earlier. Increase in delinquency was milder than the transitions in stages as reliefs were still in place at year-end and included payment holidays and extensions, some of which will contractually expire during the first half of 2021. At December 31, 2020, Banco de Bogotá had 2.0% of its gross loans under payment holidays and 5.7% under PAD. Loans past due more than 30 days that had benefited either from payment holidays or PAD represented 0.8% of gross loans or 3.2% of  loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or PAD represented 0.3% of gross loans or 1.4% of  loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under PAD for Banco de Bogotá, as well as their proportion over each category of loans at the date indicated.

	At December 31, 2020
	Status of reliefs granted						Status of loans under PAD
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans that were relieved	Currently paying	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans under PAD

	(in Ps billions)
Commercial	7,393.5	484.1	236.4	69.9	107.2	8,291.0	1,350.2	90.1	35.5	2.6	1,478.4
As a % of commercial loans	16.0%	1.0%	0.5%	0.2%	0.2%	17.9%	2.9%	0.2%	0.1%	0.0%	3.2%
Consumer	1,996.8	839.2	115.9	65.0	74.3	3,091.3	1,422.8	161.4	70.0	5.3	1,659.5
As a % of consumer loans	14.3%	6.0%	0.8%	0.5%	0.5%	22.2%	10.2%	1.2%	0.5%	0.0%	11.9%
Mortgage	1,455.1	3.7	119.3	33.8	12.8	1,624.6	518.3	1.3	0.2	—	519.8
As a % of mortgages	31.0%	0.1%	2.5%	0.7%	0.3%	34.6%	11.0%	0.0%	0.0%	0.0%	11.1%
Microcredit	91.5	2.0	18.2	10.6	9.9	132.3	69.6	0.9	0.3	0.1	71.0
As a % of microcredit loans	24.9%	0.6%	5.0%	2.9%	2.7%	36.1%	19.0%	0.3%	0.1%	0.0%	19.3%
Gross loans	10,936.9	1,329.0	489.8	179.3	204.3	13,139.2	3,361.0	253.7	106.0	8.0	3,728.7
As a % of gross loans	16.8%	2.0%	0.8%	0.3%	0.3%	20.1%	5.2%	0.4%	0.2%	0.0%	5.7%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco de Bogotá (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change, 2020
	At December 31,		Change, 2020 vs. 2019		at December 31,		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	2,456.2	2,041.9	414.3	20.3	5.3%	4.7%	63
Consumer	546.7	469.8	76.9	16.4	3.9%	3.6%	33
Mortgage	156.6	119.1	37.5	31.4	3.3%	2.9%	42
Microcredit	48.9	55.3	(6.4)	(11.6)	13.3%	13.7%	(36)
Gross loans	3,208.4	2,686.1	522.3	19.4	4.9%	4.4%	53

	Charge-offs				Charge-offs as a percentage		Change, 2020
	At December 31,		Change, 2020 vs. 2019		of average gross loans		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	611.8	1,003.4	(391.6)	(39.0)	1.3%	2.4%	(105)
Consumer	653.1	796.1	(143.0)	(18.0)	4.9%	6.5%	(162)
Mortgage	7.7	8.9	(1.2)	(13.8)	0.2%	0.2%	(6)
Microcredit	51.5	52.6	(1.1)	(2.2)	13.4%	12.9%	54
Total charge-offs	1,324.1	1,861.1	(537.0)	(28.9)	2.1%	3.2%	(112)

(1) Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 154.2% in 2020 and 128.8% in 2019. Relief programs impacted the amount of charge-offs in 2020 as they temporarily reduced past due loan formation and halted charge-offs based on thresholds for days past due set out in Banco de Bogotá’s policies. Banco de Bogotá charged-off the Ps 475.2 billion total exposure to Concesionaria Ruta del Sol during the third quarter of 2020. However, the delinquency of the Avianca Group exposure (Ps 513.8 billion with 40.1% allowance coverage) offset the benefits of this charge-off on the balance of loans past due.

Net income from commissions and fees

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Banking fees	907.6	1,027.3	(119.8)	(11.7)
Bonded warehouse services	99.0	98.3	0.7	0.7
Trust activities and portfolio management services	170.8	178.3	(7.4)	(4.2)
Pension and severance fund management	1,113.4	1,086.7	26.7	2.5
Income from commissions and fees	2,290.8	2,390.5	(99.7)	(4.2)
Expenses from commissions and fees	(362.8)	(282.7)	(80.1)	28.3
Net income from commissions and fees	1,928.0	2,107.8	(179.8)	(8.5)

Income from commissions and fees decreased 4.2% or Ps 99.7 billion, negatively impacted by the effects of lockdowns. Banking fees mainly explained this result, contracting 11.7% or Ps 119.8 billion. The main drivers for this performance were the same as those discussed under Grupo Aval’s analysis. Banking service fees decreased 15.6% or Ps 98.3 billion, debit and credit card fees decreased 2.9% or Ps 10.5 billion, and commissions on transfers, checks and checkbooks decreased 35.2% or Ps 9.2 billion. The Ps 10.5 billion decrease in debit and credit cards was driven by a 29.0% or Ps 41.5 billion decrease in income from merchant acquiring, that were offset by a 13.9% or Ps 30.9 billion increase in credit and debit card fees.

The Ps 26.7 billion increase in fees from pension and severance fund management was primarily driven by (i) a Ps 18.8 billion increase in fee income from severance fund management driven by an increase in the number of clients and assets under management, (ii) a Ps 8.9 billion increase in revenues received from voluntary pension fund management mainly due to an increase in the balance of assets under management, (iii) a Ps 4.0 billion increase in revenues received from third-party pension fund management due to an increase in the balance of managed funds and to higher performance-based commissions charged on higher returns on assets under management, and (iv) a Ps 5.0 billion decrease in fee income from mandatory pension fund management. Mandatory pension fund management was negatively impacted by a Ps 13.0 billion decrease in fees charged to contributing clients (contribution-based) related to the increase in unemployment, which was partially offset by a Ps 7.9 billion increase in fees charged to non-contributing clients (performance-based) due to higher returns on assets under management.

The increase in expenses from commissions and fees was driven by a change in presentation of payment processing fees paid, that were classified as administrative and other expenses in 2019 and were classified as commissions and fee expenses in 2020 (Ps 78.3 billion in 2020 and Ps 72.2 billion in 2019).

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Income from sales of goods and services	84.6	109.0	(24.4)	(22.4)
Costs and expenses of sales of goods and services	(204.6)	(235.9)	31.3	(13.3)
Gross loss from sales of goods and services	(120.0)	(126.9)	6.9	(5.5)

Gross loss from sales of goods and services decreased by Ps 6.9 billion to a gross loss of Ps 120.0 billion in 2020. Income from sales of goods and services decreased 22.4% or Ps 24.4 billion to Ps 84.6 billion in 2020, mainly driven by (i) a Ps 23.8 billion decrease in income from logistics services in Almaviva’s subsidiaries due to the effects of lockdowns and mobility restrictions and (ii) a Ps 7.0 billion decrease in income from Aportes en Linea due to lower processing volumes of social security services resulting from an increase in unemployment. Both Almaviva and Aportes en Linea are subsidiaries of Banco de Bogotá. Costs and expenses of sales of goods and services showed a 13.3% or Ps 31.3 billion decrease to Ps 204.6 billion in 2020, mainly driven by (i) a Ps 15.5 billion decrease in costs from transportation and storage services in Almaviva and (ii) a Ps 15.8 billion decrease in expenses from Banco de Bogotá’s non-financial subsidiaries, mainly administrative and personnel expenses. The gross loss from sales of goods and services results from the provision of services by certain bank’s non-financial subsidiaries to Banco de Bogotá (which income is eliminated in the consolidation process).

Net trading income

Banco de Bogotá’s net trading income was Ps 809.8 billion in 2020, Ps 334.6 billion or 70.4% higher than in 2019, resulting from a Ps 302.9 billion increase in net trading income from derivatives and a Ps 31.6 billion increase in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was partially offset by a decrease in foreign exchange gains (losses), net, recognized under other income.

Total income from investment securities

Banco de Bogotá’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). Banco de Bogotá manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Banco de Bogotá (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 701.9 billion for 2020, 11.7% or Ps 73.2 billion more than in 2019. This was primarily driven by a 28.4% or Ps 2,760.8 billion increase in the average balance of total investment securities to Ps 12,483.4 billion in 2020, resulting in a Ps 155.2 billion increase in interest income, which was partially offset by an 84 basis points decrease in the average yield on total investment securities to 5.6% in 2020 from 6.5% in 2019, that resulted in a Ps 82.0 billion decrease in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(122.4)	5.6	(128.0)	(2,304.4)
Share of profit of equity accounted investees, net of tax (Equity method)	557.1	524.4	32.7	6.2
Participation in results of subsidiaries	1,169.2	1,345.3	(176.0)	(13.1)
Net gain on sale of debt and equity securities	206.8	96.8	110.0	113.7
Dividends	6.6	5.9	0.7	12.0
Gain (loss) on the sale of non-current assets held for sale	56.8	2.7	54.2	2,032.1
Gain on sale of property, plant and equipment	16.1	7.5	8.6	115.8
Net gain (loss) in asset valuation	(37.6)	5.4	(43.1)	(796.6)
Other	84.4	195.1	(110.7)	(56.7)
Other income	1,937.1	2,188.5	(251.4)	(11.5)

Other income decreased 11.5% or Ps 251.4 billion, mainly as a result of a decrease in participation in results of subsidiaries and in foreign exchange gains (losses), net. The Ps 176.0 billion decrease in participation in results of subsidiaries is the direct result of net income from Leasing Bogotá S.A. Panamá. LB Panamá’s performance drivers are discussed below in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Leasing Bogotá S.A. Panamá”.

The Ps 128.0 billion decrease in foreign exchange gains (losses), net to a Ps 122.4 billion net loss was offset by the Ps 302.9 billion increase in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2020 was a Ps 314.1 billion gain, Ps 174.9 billion higher than in 2019, driven by the realization of Ps 246.5 billion in foreign currency denominated retained earnings in Banco de Bogotá’s offshore agencies in Miami and New York. Given that the functional currency of these agencies is the U.S. dollar, retained earnings were subject to translation adjustments when incorporated into Banco de Bogotá’s financial statements, for which the functional currency is the Colombian peso. In November 2020, the bank realized a portion of the cumulative translation adjustment, taking advantage of the Colombian peso depreciation relative to the U.S. dollar.

The Ps 110.7 billion decrease in Other is mainly explained as follows (i) in 2019 Banco de Bogotá migrated its 5-year long-term benefit plan for non-unionized employees from a defined benefit to a defined contribution plan (managed by Porvenir), which generated a one-time Ps 41.1 billion income and (ii) there was a Ps 19.6 billion decrease in income from sales of loans.

The Ps 43.1 billion decrease in net gain (loss) in asset valuation and the Ps 54.2 billion increase in gain (loss) on the sale of non-current assets held for sale arise from Banco de Bogotá’s PP&E structure optimization program. During 2020, the bank continued transferring some non-strategic investment properties and non-current assets held for sale in exchange for equity in NEXUS Real Estate Capital Funds; a private equity fund specialized in real estate management. The transaction resulted in a Ps 56.1 billion gain on the sale of non-current assets held for sale (as their fair value was higher than their book value at the time of transfer) and a Ps 25.2 billion net loss in asset valuation for investment properties (as their fair value at the time of transfer was lower than their book value), with a net positive effect of Ps 30.9 billion. Banco de Bogotá intends to continue executing this program over the medium term to benefit from the capacity released from non-core activities towards core activities.

The Ps 110.0 billion increase in net gain on sale of debt and equity securities was driven by a profit-taking strategy implemented, taking advantage of temporary favorable conditions in fixed income markets, in spite of the volatility throughout the year. Finally, the Ps 32.7 billion increase in share of profit of equity accounted investees, net of tax (equity method) was driven by Corficolombiana’s 6.9% increase in net income, that was partially offset by a decrease in profit from other equity accounted investees such as Servicios de Identidad Digital and Casa de Bolsa.

Other expenses

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.8)	(1.4)	0.6	(44.2)
Personnel expenses	(1,031.7)	(1,013.7)	(18.0)	1.8
Administrative and other expenses	(1,410.9)	(1,617.4)	206.5	(12.8)
Depreciation and amortization	(269.1)	(258.2)	(10.9)	4.2
Impairment loss on other assets	(0.9)	(0.9)	0.1	(8.1)
Other	(74.7)	(140.7)	65.9	(46.9)
Other expenses	(2,788.1)	(3,032.3)	244.2	(8.1)

During 2020, Banco de Bogotá focused on strict cost contention as an initiative to mitigate the impact of the pandemic on net income. Other expenses decreased 8.1% or Ps 244.2 billion.

The decrease in administrative and other expenses is mostly attributable to (i) a Ps 72.8 billion decrease in service expenses due to savings arising as lockdowns, travel and mobility restrictions and work-from-home policies reduced expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others, as well as lower marketing expenses, (ii) the Ps 72.2 billion change in presentation of payment processing fees paid mentioned under net income from commissions and fees and (iii) a Ps 39.0 billion decrease in fees, which include consulting and legal fees among others. These were partially offset by a Ps 20.4 billion increase in deposit insurance expenses related to the increase in the average balance of deposits between 2020 and 2019.

The decrease in other was mainly driven by a Ps 81.8 billion decrease from Porvenir, as there were no material expenses in 2020 as opposed to 2019, related to emerging costs of legal proceedings related to individual civil lawsuits originated from mandatory pension fund clients, that are looking to transfer from the private to the public pension fund system outside the regulatory terms. This was partially offset by a Ps 29.8 billion increase in donations as Banco de Bogotá and its subsidiaries sought to support the most vulnerable population affected by the pandemic.

The increase in personnel expenses results from a 1.7% or Ps 16.6 billion increase in salaries and employee benefits and a 4.3% or Ps 1.4 billion increase in labor severances and bonus plan payments. For reference, the minimum wage in Colombia increased by 6.0% in 2020 as compared to 2019.

Given that Banco de Bogotá’s other expenses decreased by 8.1% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income and other income) decreased by 0.1%, the cost to income efficiency ratio improved to 34.9% in 2020 from 37.9% in 2019. The ratio of other expenses as a percentage of average assets improved by 57 basis points to 2.4% in 2020 from 3.0% in 2019.

Tax expense

Income tax expense for Banco de Bogotá decreased by 51.4%, or Ps 268.2 billion, to Ps 253.2 billion in 2020. Banco de Bogotá’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 24.7% in 2020 and 30.3% in 2019. This was driven by a 40.4% or Ps 695.0 billion decrease in taxable income (defined as income before income tax expense excluding dividends and the equity method), resulting in a Ps 229.4 billion decrease in income tax expense. In addition, Banco de Bogotá used Ps 30.4 billion of ICA tax discounts when filing the income tax return for 2019, which were reflected as lower income tax expenses for 2020.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased 0.2%, or Ps 0.6 billion, to Ps 306.5 billion in 2020 compared with 2019. The ratio of net income attributable to non-controlling interest to net income increased to 12.2% in 2020 from 10.0% in 2019. The increase in this ratio is mainly attributable to (i) a 1.6% increase in Porvenir’s attributable net income and (iii) a decrease in the results of the remaining subsidiaries, where Banco de Bogotá holds non-controlling interests.

Leasing Bogotá S.A. Panamá

Overview

Leasing Bogotá S.A. Panamá’s (LB Panamá) is Banco de Bogota’s fully owned subsidiary that consolidates our investments in Central America, namely in BAC Credomatic Inc. (BAC) and Multi Financial Group Inc. (MFG). LB Panamá’s functional currency is the U.S. dollar (incorporating a mixture of local currencies in Costa Rica, Guatemala, Honduras and Nicaragua and U.S. dollars in Panama and El Salvador), and is impacted when translated into Colombian pesos. As such, the analysis presented herein will also refer to this operating segment’s results of operations in U.S. dollars, when pertinent to better explain its performance. LB Panamá’s results are translated into Colombian pesos on a monthly basis at the daily average exchange rate for each month and aggregated to reflect the full year, as a result, the average translation exchange rate for the year may differ between line items depending on the seasonality on the recognition of revenues or expenses. The end of period exchange rate depreciated 4.7% and the implicit average exchange rate at which net income was translated depreciated 11.1% to Ps 3,661.91 per dollar in 2020 from Ps 3,294.73 per dollar in 2019.

LB Panamá acquired MFG on May 22, 2020 for a final adjusted purchase price of U.S.$432.2 million. At December 31, 2020, LB Panamá owned 99.6% of MFG’s capital. MFG’s consolidated results have been recognized in LB Panamá’s consolidated financial statements from the date it obtained control over MFG, reflecting seven months of revenues and expenses in our consolidated financial statements. Figures included herein referring to MFG’s contribution to LB Panamá’s consolidated financial statements are net of purchase price allocation (PPA) and eliminations. For more information on this business combination please refer to Note 35 of our audited consolidated financial statements.

Net income attributable to owners of the parent for the year ended December 31, 2020 was Ps 1,169.2 billion, decreasing 13.1% or Ps 176.0 billion (U.S.$319.3 million, decreasing 21.8% or U.S.$89.0 million) compared to the year ended December 31, 2019. The following discussion describes the main drivers of LB Panamá’s results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.

	LB Panamá
	For the year ended		Change 2020 vs
	December 31,		2019
	2020	2019	#	%

	(in Ps billions)
Total interest income	7,563.1	6,304.5	1,258.6	20.0
Total interest expense	(2,733.1)	(2,156.4)	(576.7)	26.7
Net interest income	4,830.0	4,148.1	681.9	16.4
Impairment loss on loans and other accounts receivable	(1,804.1)	(1,251.5)	(552.6)	44.1
Impairment (loss) recovery on other financial assets	(68.4)	(9.4)	(58.9)	626.2
Net impairment loss on financial assets	(1,872.5)	(1,261.0)	(611.5)	48.5
Net interest income, after impairment losses	2,957.6	2,887.1	70.4	2.4
Net income from commissions and fees	2,318.7	2,461.8	(143.1)	(5.8)
Net trading income	4.7	20.1	(15.4)	(76.4)
Other income	981.5	431.7	549.7	127.3
Other expenses	(4,598.5)	(3,978.1)	(620.4)	15.6
Income before tax expense	1,664.0	1,822.8	(158.8)	(8.7)
Tax expense	(494.5)	(477.6)	(16.9)	3.5
Net income for the year	1,169.5	1,345.2	(175.7)	(13.1)
Net income (loss) from discontinued operations	—	0.2	(0.2)	(100.0)
Net income for the year from continued operations	1,169.5	1,345.4	(175.9)	(13.1)
Net income for the year attributable to:
Owners of the parent	1,169.2	1,345.3	(176.0)	(13.1)
Non-controlling interest	0.2	0.1	0.1	108.8

Net interest income

Net interest income increased 16.4% or Ps 681.9 billion to Ps 4,830.0 billion in 2020 (equivalent to 3.5% or U.S.$43.9 million to U.S.$1,306.6 million). Total interest income performance was driven by a 33.6% or Ps 20,854.1 billion (19.1% or U.S.$3,613.3 million) increase in average interest-earning assets that was partially offset by a 103 basis points decrease in the average yield of interest-earning assets. Interest expense increased 26.7% or Ps 576.7 billion (12.5% or U.S.$81.9 million), resulting from a 38.3% or Ps 23,466.4 billion (23.2% or U.S.$4,345.5 million) increase in the average balance of interest-bearing funding that was partially offset by a 29 basis points reduction in the interest rate paid on interest-bearing funding. Yields and rates paid were pressured downwards by a declining benchmark interest rate and high liquidity environment. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 70 basis points to 7.0%, in this falling interest rate environment. In turn, net interest margin contracted by 86 basis points to 5.8%.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2020 vs. 2019		the year ended December 31,		year ended December 31,		Change, 2020 vs. 2019
2020	2019	#	%	2020	2019	2020	2019	#	%

(in Ps billions)						(in Ps billions)
82,969.0	62,114.9	20,854.1	33.6	5.8%	6.7%	4,830.0	4,148.1	681.9	16.4

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature and (ii) the average balance, average rate paid and interest expense on interest-bearing funding with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing funding.

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	31,944.1	22,892.4	9,051.7	39.5	6.7%	7.3%	2,151.3	1,660.2	609.6	(118.5)	491.1	29.6
Consumer	23,831.2	19,802.3	4,028.9	20.3	15.8%	16.6%	3,766.7	3,288.2	636.8	(158.2)	478.6	14.6
Mortgage	14,198.0	10,865.3	3,332.6	30.7	7.2%	8.0%	1,019.6	866.7	239.3	(86.4)	153.0	17.6
Gross loans	69,973.2	53,560.0	16,413.2	30.6	9.9%	10.9%	6,937.7	5,815.0	1,627.3	(504.7)	1,122.6	19.3
Interbank and overnight funds	1,731.6	1,880.3	(148.7)	(7.9)	3.6%	8.2%	62.8	155.0	(5.4)	(86.9)	(92.2)	(59.5)
Total gross loans	71,704.8	55,440.4	16,264.5	29.3	9.8%	10.8%	7,000.4	5,970.1	1,587.9	(557.5)	1,030.4	17.3
Investments in debt securities	11,264.2	6,674.6	4,589.6	68.8	5.0%	5.0%	562.7	334.4	229.3	(1.0)	228.2	68.2
Total interest-earning assets	82,969.0	62,114.9	20,854.1	33.6	9.1%	10.1%	7,563.1	6,304.5	1,901.0	(642.4)	1,258.6	20.0

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	20,512.9	14,546.6	5,966.3	41.0	1.1%	0.9%	(223.9)	(134.4)	(65.1)	(24.4)	(89.5)	66.6
Time deposits	34,625.3	24,659.4	9,965.9	40.4	4.8%	5.3%	(1,650.1)	(1,303.7)	(474.9)	128.6	(346.4)	26.6
Savings accounts	14,693.4	10,257.0	4,436.4	43.3	1.3%	1.4%	(185.9)	(141.3)	(56.1)	11.6	(44.6)	31.5
Total interest-bearing deposits	69,831.5	49,462.9	20,368.6	41.2	2.9%	3.2%	(2,059.9)	(1,579.4)	(600.8)	120.4	(480.5)	30.4
Interbank borrowings and overnight funds	514.2	888.9	(374.7)	(42.2)	0.2%	0.9%	(0.9)	(8.1)	0.7	6.5	7.2	(88.9)
Borrowings from banks and others	11,078.6	9,846.4	1,232.2	12.5	3.8%	5.1%	(423.8)	(502.8)	(47.1)	126.1	79.0	(15.7)
Bonds issued	3,305.5	1,065.2	2,240.4	210.3	7.5%	6.2%	(248.5)	(66.1)	(168.4)	(14.0)	(182.4)	275.8
Other funding	14,898.3	11,800.4	3,097.8	26.3	4.5%	4.9%	(673.2)	(577.0)	(140.0)	43.8	(96.2)	16.7
Total interest-bearing funding	84,729.8	61,263.3	23,466.4	38.3	3.2%	3.5%	(2,733.1)	(2,156.4)	(756.9)	180.3	(576.7)	26.7

LB Panamá’s average balance of gross loans increased 30.6% or Ps 16,413.2 billion (16.4% or U.S.$2,683.4 million) in 2020 and the average yield was 9.9%, 94 basis points lower than in 2019. MFG’s contribution to LB Panamá’s average balance of gross loans was Ps 7,502.6 billion (Ps 11,644.0 billion on closing balances) or U.S.$2,036.1 million (U.S.$3,392.3 million on closing balances). Organic growth for LB Panamá’s average balance of gross loans was 16.6% or Ps 8,910.6 billion (4.0% or U.S.$647.3 million).

LB Panamá’s commercial strategy over the year focused on shifting the gross loan mix toward less risky products and segments, especially in credit cards, for which the end of period balance decreased 0.6% or Ps 59.2 billion, a 4.0% decrease in U.S.$ (or U.S.$130.4 million). The main drivers for the decrease in yields and rates paid were (i) regulatory interest rate caps introduced in Costa Rica, (ii) repricing pressed by the reductions in LIBOR rates, (iii) the aforementioned shift in underwriting towards lower credit risk segments and products and increased pricing competition in these segments and products, that resulted in a lower average yield on gross loans, and (iv) the effect of reliefs on interest income using the effective interest rate method. The average 3-month LIBOR contracted by 168 basis points to 0.65% in 2020 from 2.33% in 2019. The end of period 3-month LIBOR contracted by 167 basis points to 0.24% from 1.91%, respectively.

Reliefs granted by BAC and MFG, as explained in Grupo Aval’s analysis, consisted mainly in the renegotiation of the credit terms and conditions including, among others, payment holidays, installment deferrals to a later date, and the extension of credit terms. As such, interest income for gross loans using the effective interest rate method was negatively impacted in an amount of Ps 44.1 billion (U.S.$12.7 million) in 2020.

LB Panamá’s average balance of interest-earning investments in debt securities increased 68.8% or Ps 4,589.6 billion (50.6% or U.S.$1,029.3 million) in 2020 and the average yield remained stable at 5.0% for 2020 and 2019. MFG’s contribution to LB Panamá’s average balance of interest-earning investments in debt securities was Ps 2,394.5 billion (Ps 3,510.0 billion on closing balances) or U.S.$648.4 million (U.S.$1,022.6 million on closing balances). Organic growth for LB Panamá’s average balance of interest-earning investments in debt securities was 32.9% or Ps 2,195.1 billion (18.7% or U.S.$380.8 million). LB Panamá’s portfolio strategy focused on increasing the exposure to Central American public debt and to some extent in corporate and sovereign global issuers. During the market recovery between May and December 2020, LB Panamá was able to realize a significant portion of gains on fixed income investments at FVOCI (recognized under Other income).

Finally, with respect to interest-bearing funding, LB Panamá’s average balance increased 38.3% or Ps 23,466.4 billion in 2020 (23.2% or U.S.$4,345.5 million) and the average rate paid was 3.2%, 29 basis points lower than in 2019. MFG’s contribution to LB Panamá’s average balance of interest-bearing funding was Ps 8,821.8 billion (Ps 13,367.3 billion on closing balances) or U.S.$2,392.1 million (U.S.$3,894.3 million on closing balances). MFG’s contribution to the average balance of interest-bearing funding mix is higher on time deposits (U.S.$1,308.7 million), borrowings from banks and others (U.S.$487.2 million) and bonds (U.S.$307.8 million), that despite paying higher rates than savings and checking accounts, pay lower rates in Panama as compared to funding in other countries across the region. Organic growth for LB Panamá’s average balance of interest-bearing funding was 23.9% or Ps 14,644.6 billion (10.4% or U.S.$1,953.4 million). The increase in the average balance of bonds issued is mainly explained by MFG’s contribution and the issuance of a U.S.$520.0 million additional tier 1 (hybrid) instrument by BAC International Bank Inc., which was purchased in full by Grupo Aval Limited.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(1,804.1)	(1,251.5)	(552.6)	44.1
Impairment (loss) recovery on other financial assets	(68.4)	(9.4)	(58.9)	626.2
Net impairment loss on financial assets	(1,872.5)	(1,261.0)	(611.5)	48.5

LB Panamá’s net impairment loss on loans and other accounts receivable increased 44.1% or Ps 552.6 billion to Ps 1,804.1 billion (27.7% or U.S.$105.7 million), driven by the deterioration of the loan portfolio’s ECL, in line with the outlook of asset quality deterioration resulting from the economic impacts of lockdowns on borrowers’ current and future credit risk. MFG contributed with Ps 129.0 billion (U.S.$34.8 million) to such increase. For more information regarding risk management measures implemented during 2020 in relation to COVID-19 please see “Item 11. Quantitative and qualitative disclosures about risk”.

The Ps 58.9 billion (U.S.$15.5 million, of which MFG contributed U.S.$2.8 million) increase in impairment (loss) recovery on other financial assets was driven by a deterioration in the credit rating outlook for fixed income investments in public debt of Central American countries, mainly Costa Rica, El Salvador and Panamá.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,
	Year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		2020 vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	(332.9)	(154.9)	(178.0)	114.9	1.0%	0.7%	37
Consumer	(1,263.3)	(979.5)	(283.8)	29.0	5.3%	4.9%	35
Mortgage	(196.7)	(112.4)	(84.3)	75.0	1.4%	1.0%	35
Gross loans	(1,793.0)	(1,246.8)	(546.1)	43.8	2.6%	2.3%	23
Interbank and overnight funds	—	—	—	N.A.	N.A.	N.A.	N.A.
Total gross loans	(1,793.0)	(1,246.8)	(546.1)	43.8	N.A.	N.A.	N.A.
Other accounts receivable	(11.2)	(4.7)	(6.4)	136.6	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(1,804.1)	(1,251.5)	(552.6)	44.1	2.6%	2.3%	24

LB Panamá’s cost of risk increased across all categories of loans, driven by the transition of loans to Stage 2. At December 31, 2020, the balance of Stage 2 loans had increased 2.2 times or Ps 8,109.7 billion to Ps 11,752.4 billion in 2020 from Ps 3,642.7 billion a year earlier, with MFG contributing Ps 1,997.2 billion of Stage 2 loans.

In consumer, Stage 2 loans increased Ps 3,213.8 billion (Ps 980.7 billion of which was classified as “acceptable above normal” and Ps 927.7 billion as “appreciable”) to Ps 4,953.6 billion, with MFG contributing Ps 769.8 billion. The overall performance was mainly driven by a deterioration in credit cards, automobile loans, and personal loans, which together accounted for Ps 2,653.3 billion of the total increase in Stage 2 consumer loans, particularly in Panama, Costa Rica and Honduras. In mortgages, Stage 2 loans increased Ps 3,138.4 billion (Ps 1,060.0 billion of which was classified as “acceptable above normal” and Ps 829.0 billion as “appreciable”) to Ps 4,206.6 billion, with MFG contributing Ps 1,097.7 billion. The overall performance was driven by a deterioration in Panama and Costa Rica. Loans with an active relief during the fourth quarter were classified in Stage 2 across all Central America. In commercial, Stage 2 loans increased Ps 1,757.5 billion (Ps 894.4 billion of which was classified as “acceptable above normal” and Ps 558.9 billion as “normal”) to Ps 2,592.2 billion, with MFG contributing Ps 129.7 billion. The overall performance was driven by a deterioration in industries such as hospitality, tourism, entertainment, and to a lesser extent, retail. MFG contributed Ps 9,155.4 billion of Stage 1 gross loans, Ps 1,997.2 billion of Stage 2 loans and Ps 469.5 billion of Stage 3 loans at December 31, 2020.

For further detail on credit risk model overlays and transitioning between stages refer to Grupo Aval’s analysis. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements. The following table shows LB Panamá’s gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2020 vs. 2019
	2020				2019							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	29,153.7	2,592.2	1,209.2	32,955.1	22,365.6	834.7	544.9	23,745.2	30.4	210.6	121.9	38.8
Consumer	16,984.4	4,953.6	1,295.3	23,233.3	17,655.7	1,739.8	981.9	20,377.4	(3.8)	184.7	31.9	14.0
Mortgage	9,736.7	4,206.6	455.1	14,398.4	9,690.1	1,068.2	354.9	11,113.2	0.5	293.8	28.2	29.6
Gross loans	55,874.8	11,752.4	2,959.6	70,586.8	49,711.4	3,642.7	1,881.7	55,235.8	12.4	222.6	57.3	27.8

Commercial	88.5%	7.9%	3.7%	100.0%	94.2%	3.5%	2.3%	100.0%
Consumer	73.1%	21.3%	5.6%	100.0%	86.6%	8.5%	4.8%	100.0%
Mortgage	67.6%	29.2%	3.2%	100.0%	87.2%	9.6%	3.2%	100.0%
Composition of gross loans per Stage	79.2%	16.6%	4.2%	100.0%	90.0%	6.6%	3.4%	100.0%

For a general description of reliefs granted in Central America to support borrowers affected by the pandemic refer to Grupo Aval’s analysis. At December 31, 2020, asset quality measured by loans at least 91 days past due had deteriorated 19 basis points to 1.8% as compared to a year earlier. Increase in delinquency was milder than the transitions in stages as reliefs were still in place at year-end, particularly due to regulation in Panamá, and included payment holidays and extensions, some of which will contractually expire during the first half of 2021 (if regulation does not impose further postponements). At December 31, 2020, LB Panamá had 15.2% of its gross loans under payment holidays and 7.9% under structural payment programs. Loans past due more than 30 days that had benefited either from payment holidays or were restructured represented 1.8% of our gross loans or 5.5% of  loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or were restructured represented 0.8% of our gross loans or 2.5% of  loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under structural payment programs for LB Panamá, as well as their proportion over each category of loans at the date indicated.

	At December 31, 2020
	Status of reliefs granted						Status of loans under structural payment programs
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans that were relieved	Currently paying	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans under structural payment programs

	(in Ps billions)
Commercial	4,609.0	5,175.8	144.4	44.6	43.7	10,017.4	3,266.9	31.1	11.4	3.8	3,313.2
As a % of commercial loans	14.0%	15.7%	0.4%	0.1%	0.1%	30.4%	9.9%	0.1%	0.0%	0.0%	10.1%
Consumer	5,812.6	2,534.9	409.6	409.3	369.4	9,535.8	1,365.6	130.8	60.7	15.4	1,572.4
As a % of consumer loans	25.0%	10.9%	1.8%	1.8%	1.6%	41.0%	5.9%	0.6%	0.3%	0.1%	6.8%
Mortgage	4,626.8	3,001.2	277.7	148.5	117.9	8,172.1	617.3	71.8	18.6	9.2	716.9
As a % of mortgages	32.1%	20.8%	1.9%	1.0%	0.8%	56.8%	4.3%	0.5%	0.1%	0.1%	5.0%
Gross loans	15,048.3	10,711.8	831.7	602.4	531.1	27,725.3	5,249.9	233.7	90.6	28.3	5,602.5
As a % of gross loans	21.3%	15.2%	1.2%	0.9%	0.8%	39.3%	7.4%	0.3%	0.1%	0.0%	7.9%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for LB Panamá (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change, 2020
	At December 31,		Change, 2020 vs. 2019		at December 31,		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	464.6	143.8	320.8	223.0	1.4%	0.6%	80
Consumer	472.6	424.8	47.8	11.2	2.0%	2.1%	(5)
Mortgage	333.4	318.5	15.0	4.7	2.3%	2.9%	(55)
Gross loans	1,270.6	887.1	383.5	43.2	1.8%	1.6%	19

	Charge-offs				Charge-offs as a percentage		Change, 2020
	At December 31,		Change, 2020 vs. 2019		of average gross loans		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	104.0	109.3	(5.4)	(4.9)	0.3%	0.5%	(15)
Consumer	886.3	999.2	(113.0)	(11.3)	3.7%	5.0%	(133)
Mortgage	75.8	62.2	13.6	21.9	0.5%	0.6%	(4)
Total charge-offs	1,066.1	1,170.8	(104.7)	(8.9)	1.5%	2.2%	(66)

(1)Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 188.7% in 2020 and 189.5% in 2019. MFG contributed Ps 195.5 billion to the balance of loans at least 91 days past due, Ps 146.1 billion to commercial, Ps 19.3 billion to consumer and Ps 30.1 billion to mortgages. The delinquency of the Avianca Group exposure, which amounted to Ps 105.2 billion (U.S.$30.6 million with 64.6% allowance coverage) at December 31, 2020, increased the balance of commercial loans at least 91 days past due. Relief programs impacted the amount of charge-offs in 2020 as they temporarily reduced past due loan formation and halted charge-offs based on thresholds for days past due set out in LB Panamá subsidiaries’ (BAC and MFG) policies.

Net income from commissions and fees

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Banking fees	2,386.6	2,521.5	(134.9)	(5.4)
Pension fund management	43.4	40.5	2.8	7.0
Income from commissions and fees	2,430.0	2,562.1	(132.1)	(5.2)
Expenses from commissions and fees	(111.3)	(100.2)	(11.0)	11.0
Net income from commissions and fees	2,318.7	2,461.8	(143.1)	(5.8)

Income from commissions and fees decreased 5.2% or Ps 132.1 billion (15.2% or U.S.$118.2 million decrease), negatively impacted by the effects of lockdowns. Banking fees were the main driver of this result, contracting 5.4% or Ps 134.9 billion (15.3% or U.S.$117.7 million decrease), and were partially offset by a 7.0% or Ps 2.8 billion increase (a 4.5% or U.S.$0.6 million decrease) in pension fund management. The main drivers for banking fees performance were the same as those discussed under Grupo Aval’s analysis.

Banking service fees decreased 5.2% or Ps 91.4 billion (15.3% or U.S.$82.1 million decrease) and debit and credit card fees decreased 5.7% or Ps 43.5 billion (15.4% or U.S.$35.5 million decrease). This includes a 8.3% or Ps 53.8 billion decrease (17.5% or U.S.$34.7 million decrease) in income from merchant acquiring and a 9.7% or Ps 10.2 billion increase (2.6% or U.S.$0.8 million decrease) in credit card fees. The performance of credit card fees was also affected by the aforementioned strategy to decrease the LB Panamá’s exposure to credit cards (which resulted in a 12.1% contraction in the number of activated issued credit cards), as well as commission caps established on recent legislation for the acquirer business in Costa Rica, and temporary mandatory reductions on banking commission in Panama.

The 11.0% or Ps 11.0 billion increase (1.1% or U.S.$0.3 million decrease) in expenses from commissions and fees was driven by the depreciation of the Colombian peso and the acquisition of MFG, which added Ps 4.5 billion or U.S.$1.2 million.

Net trading income

LB Panamá’s net trading income was Ps 4.7 billion in 2020, Ps 15.4 billion or 76.4% lower than in 2019, resulting from a Ps 54.1 billion decrease in income from investment securities at fair value through profit or loss that was partially offset by a Ps 38.7 billion increase in net trading income from derivatives.

Total income from investment securities

LB Panamá’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). LB Panamá manages its investment portfolio in a comprehensive and integral manner that considers the individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for LB Panamá (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 564.3 billion for 2020, 44.6% or Ps 174.1 billion more (28.4% or U.S.$33.8 million) than in 2019. This was primarily driven by a 68.9% or Ps 4,711.0 billion increase (50.7% or U.S.$1,056.9 million) in the average balance of total investment securities to Ps 11,549.7 billion in 2020, resulting in a Ps 230.2 billion increase in interest income, which was partially offset by an 82 basis points decrease in the average yield on total investment securities to 4.9% in 2020 from 5.7% in 2019, resulting in a Ps 56.1 billion decrease in interest income. The main drivers for this performance were discussed above in net interest income. MFG’s contribution to the average balance of total investment securities was Ps 2,499.7 billion or U.S.$676.9 million (Ps 3,663.9 billion or U.S.$1,067.4 million on closing balances).

Other income

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	611.4	271.7	339.7	125.0
Net gain on sale of debt and equity securities	171.9	35.0	136.9	391.2
Dividends	13.4	4.2	9.1	215.3
Gain (loss) on the sale of non-current assets held for sale	10.7	17.6	(6.9)	(39.1)
Gain on sale of property, plant and equipment	0.2	0.2	(0.0)	(2.6)
Other	173.9	103.0	70.9	68.8
Other income	981.5	431.7	549.7	127.3

Other income increased Ps 549.7 billion (U.S.$137.8 million), mainly as a result of (i) a Ps 339.7 billion increase (U.S.$85.4 million) in foreign exchange gains (losses), net to a Ps 611.4 billion net gain derived from the depreciation of the Central American currencies (mainly the Costa Rican Colón) against the U.S. dollar, (ii) a Ps 136.9 billion increase (U.S.$36.4 million) in net gain on sale of debt and equity securities driven by a profit-taking strategy implemented, taking advantage of temporary favorable conditions in fixed income markets, in spite of the volatility throughout the year, (iii) a Ps 70.9 billion (U.S.$16.1 million) increase in other, mainly attributable to the recognition of seven months of insurance income from Seguros Multibank, and (iv) a Ps 9.1 billion increase (U.S.$2.4 million) in dividend income from unconsolidated subsidiaries in Panama, which was partially offset by a Ps 6.9 billion decrease (U.S.$2.5 million) in gain (loss) on the sale of non-current assets held for sale due to a decrease in sales of foreclosed assets as compared to 2019 due to a less dynamic market.

Other expenses

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.8)	(2.5)	1.7	(67.5)
Personnel expenses	(2,023.5)	(1,772.9)	(250.6)	14.1
Administrative and other expenses	(2,011.6)	(1,788.7)	(222.9)	12.5
Depreciation and amortization	(459.4)	(373.6)	(85.8)	23.0
Impairment loss on other assets	(1.0)	(0.8)	(0.3)	39.0
Other	(102.2)	(39.6)	(62.6)	157.9
Other expenses	(4,598.5)	(3,978.1)	(620.4)	15.6

Other expenses increased 15.6% or Ps 620.4 billion to Ps 4,598.5 billion, led by a 14.1% or Ps 250.6 billion increase in personnel expenses, a 12.5% or Ps 222.9 billion increase in administrative and other expenses, a 23.0% or Ps 85.8 billion increase in depreciation and amortization and a Ps 62.6 billion increase in other. MFG contributed with Ps 277.0 billion to other expenses, Ps 104.6 billion to personnel expenses, Ps 83.0 million to administrative and other expenses, Ps 27.8 billion to depreciation and amortization and Ps 61.4 billion to other (related to re-insurance premiums paid by Seguros Multibank).

In U.S. dollars, other expenses increased 3.1% or U.S.$37.2 million to U.S.$1,247.2 million, led by a 1.5% or U.S.$7.9 million increase in personnel expenses, a 0.6% or U.S.$3.2 million increase in administrative and other expenses, a 9.6% or U.S.$10.9 million increase in depreciation and amortization and a U.S.$15.7 million increase in other. MFG contributed with U.S.$75.2 million to other expenses, U.S.$28.3 million to personnel expenses, U.S.$22.6 million to administrative and other expenses, U.S.$7.6 million to depreciation and amortization and U.S.$16.6 million to other (related to re-insurance premiums paid by Seguros Multibank).

The remaining portion of other expenses not attributable to the recognition of MFG in LB Panamá decreased by 3.1% or U.S.$38.0 million to U.S.$1,172.0 million, led by a 3.8% or U.S.$20.4 million decrease in personnel expenses, a 3.6% or U.S.$19.4 million decrease in administrative and other expenses, and a 8.1% or U.S.$1.0 million decrease in other, partially offset by a 2.9% or U.S.$3.3 million increase in depreciation and amortization.

1.	The decrease in personnel expenses results from a 2.2% or U.S.$10.7 million decrease in salaries and employee benefits and a 20.5% or U.S.$9.7 million decrease in labor severances and bonus plan payments, including a U.S.$11.3 million decrease in bonus plan payments and a U.S.$1.6 million increase in labor severances. BAC carried out a headcount optimization plan across all countries, reducing its overhead by 2,177 employees in 2020, that resulted in an increase in labor severances and a decrease in salaries and employee benefits.
2.	The decrease in administrative and other expenses is mostly attributable the same drivers as in Colombia: a decrease in service expenses due to savings arising as lockdowns, travel and mobility restrictions and work-from-home policies enabled lower expenses as mentioned before.

Given that LB Panamá’s other expenses increased by 15.6% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income and other income) increased by 15.2%, the cost to income efficiency ratio increased slightly to 56.5% in 2020 from 56.3% in 2019. The ratio of other expenses as a percentage of average assets improved by 70 basis points to 4.3% in 2020 from 5.0% in 2019.

Tax expense

Income tax expense for LB Panamá increased by 3.5%, or Ps 16.9 billion, to Ps 494.5 billion in 2020. LB Panamá’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 30.0% in 2020 and 26.3% in 2019.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased Ps 0.1 billion to Ps 0.2 billion for the year ended December 31, 2020. This mainly reflects non-controlling interests in MFG, but it is not significant for LB Panamá.

Banco de Occidente

Overview

Banco de Occidente’s net income attributable to owners of the parent for the year ended December 31, 2020 was Ps 334.9 billion, decreasing 40.6% or Ps 228.5 billion compared to the year ended December 31, 2019. The following discussion describes the main drivers of Banco de Occidente’s results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.

	Banco de Occidente
	For the year ended		Change 2020 vs
	December 31,		2019
	2020	2019	#	%

	(in Ps billions)
Total interest income	2,974.0	3,120.4	(146.4)	(4.7)
Total interest expense	(1,082.2)	(1,228.4)	146.2	(11.9)
Net interest income	1,891.8	1,892.0	(0.2)	(0.0)
Impairment loss on loans and other accounts receivable	(1,246.6)	(867.1)	(379.5)	43.8
Impairment (loss) recovery on other financial assets	(3.9)	(0.5)	(3.4)	730.0
Recovery of charged-off financial assets	113.2	147.1	(33.9)	(23.1)
Net impairment loss on financial assets	(1,137.3)	(720.5)	(416.9)	57.9
Net interest income, after impairment losses	754.5	1,171.5	(417.1)	(35.6)
Net income from commissions and fees	318.4	346.6	(28.2)	(8.1)
Gross loss from sales of goods and services	(75.7)	(82.3)	6.6	(8.0)
Net trading income	396.9	117.0	279.9	239.1
Other income	204.3	404.0	(199.6)	(49.4)
Other expenses	(1,323.4)	(1,327.7)	4.3	(0.3)
Income before tax expense	275.1	629.2	(354.1)	(56.3)
Tax expense	65.5	(61.1)	126.6	(207.1)
Net income for the year	340.6	568.1	(227.5)	(40.0)
Net income for the year attributable to:
Owners of the parent	334.9	563.4	(228.5)	(40.6)
Non-controlling interest	5.7	4.7	1.0	20.5

Net interest income

Net interest income remained stable at Ps 1,891.8 billion in 2020. Total interest income performance was driven by a 114 basis points decrease in the average yield of interest-earning assets that was partially offset by a 9.1% or Ps 3,132.2 billion increase in average interest-earning assets. Interest expense decreased 11.9%, more than interest income, resulting from a 91 basis points reduction in the average interest rate paid on interest-bearing funding that was partially offset by a 13.0% or Ps 3,890.7 billion increase in the average balance of interest-bearing funding. Yields and rates paid were pressured downwards by a declining benchmark interest rate and a high liquidity environment. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 39 basis points to 5.8% in a falling interest rate environment. In turn, net interest margin contracted by 46 basis points to 5.0%. The main drivers impacting interest-earning assets and interest-bearing funding during 2020, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2020 vs. 2019		the year ended December 31,		year ended December 31,		Change, 2020 vs. 2019
2020	2019	#	%	2020	2019	2020	2019	#	%

(in Ps billions)						(in Ps billions)
37,615.9	34,483.7	3,132.2	9.1	5.0%	5.5%	1,891.8	1,892.0	(0.2)	(0.0)

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature and (ii) the average balance, average rate paid and interest expense on interest-bearing funding with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing funding.

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	23,205.1	20,836.1	2,369.0	11.4	7.3%	8.5%	1,689.9	1,760.8	172.5	(243.4)	(70.9)	(4.0)
Consumer	7,518.4	7,010.4	508.0	7.2	12.7%	14.3%	957.5	1,000.3	64.7	(107.5)	(42.8)	(4.3)
Mortgage	1,766.0	1,505.1	260.9	17.3	9.1%	9.5%	160.7	142.4	23.7	(5.5)	18.3	12.8
Gross loans	32,489.5	29,351.5	3,138.0	10.7	8.6%	9.9%	2,808.1	2,903.5	271.2	(366.7)	(95.5)	(3.3)
Interbank and overnight funds	557.4	628.2	(70.8)	(11.3)	3.5%	6.5%	19.4	40.6	(2.5)	(18.7)	(21.2)	(52.2)
Total gross loans	33,046.9	29,979.7	3,067.1	10.2	8.6%	9.8%	2,827.4	2,944.1	262.4	(379.1)	(116.7)	(4.0)
Investments in debt securities	4,569.0	4,504.0	65.1	1.4	3.2%	3.9%	146.6	176.3	2.1	(31.8)	(29.7)	(16.9)
Total interest-earning assets	37,615.9	34,483.7	3,132.2	9.1	7.9%	9.0%	2,974.0	3,120.4	247.6	(394.0)	(146.4)	(4.7)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	1,474.5	1,446.7	27.8	1.9	0.5%	0.7%	(6.9)	(10.7)	(0.1)	3.9	3.7	(35.2)
Time deposits	9,495.1	9,436.6	58.5	0.6	4.0%	4.7%	(379.9)	(446.2)	(2.3)	68.6	66.3	(14.8)
Savings accounts	14,902.7	11,763.4	3,139.3	26.7	2.3%	3.2%	(338.6)	(372.6)	(71.3)	105.3	33.9	(9.1)
Total interest-bearing deposits	25,872.3	22,646.7	3,225.6	14.2	2.8%	3.7%	(725.5)	(829.4)	(90.4)	194.4	103.9	(12.5)
Interbank borrowings and overnight funds	1,398.0	1,058.9	339.1	32.0	3.6%	6.0%	(50.7)	(63.7)	(12.3)	25.3	13.0	(20.3)
Borrowings from banks and others	1,883.9	1,639.4	244.5	14.9	2.8%	4.0%	(52.9)	(66.2)	(6.9)	20.1	13.3	(20.1)
Bonds issued	3,276.2	3,215.6	60.7	1.9	6.6%	7.0%	(216.2)	(224.8)	(4.0)	12.6	8.6	(3.8)
Borrowings from development entities	1,294.7	1,273.9	20.8	1.6	2.9%	3.5%	(37.0)	(44.4)	(0.6)	8.0	7.4	(16.7)
Other funding	7,852.8	7,187.8	665.0	9.3	4.5%	5.6%	(356.7)	(399.0)	(30.2)	72.5	42.2	(10.6)
Total interest-bearing funding	33,725.1	29,834.5	3,890.7	13.0	3.2%	4.1%	(1,082.2)	(1,228.4)	(124.8)	271.0	146.2	(11.9)

Banco de Occidente’s average balance of gross loans increased 10.7% or Ps 3,138.0 billion in 2020 and the average yield was 8.6%, 125 basis points lower than in 2019. Growth of average balances was stronger than that of closing balances (7.6%) due to predominant commercial dynamics evidenced in 2020. As described in Grupo Aval’s analysis, yields on loans were negatively impacted by trends in reference rates, competition and due to the effects of reliefs granted on interest income for gross loans, using the effective interest rate method. In the case of Banco de Occidente, the effect of reliefs recognized was Ps 22.3 billion in interest income in 2020.

The bank’s portfolio strategy was somewhat different from that of other operating segments as they had a slightly larger proportion of investments in the mix of interest-earning assets. Consequently, Banco de Occidente opted to leave its portfolio relatively stable and to use the excess liquidity provided by deposits to remain liquid with cash and cash equivalents. Following the market recovery between May and December 2020, the bank realized gains on a portion of its fixed rate portfolio in the short and medium part of the Colombian sovereign yield curve at FVOCI, recognized under Other income, that helped offset the decrease in the average yield.

Finally, Banco de Occidente shifted its interest-bearing deposits towards savings accounts, which have lower average rates paid than time deposits. Repricing efforts on deposits focused on the institutional and large corporate segments, through which the bank managed to pass through most of the decrease in the average benchmark rate, while growing its average balance. Regarding other funding, the bank used interbank borrowings and overnight funds as well as borrowings from banks and other to remain liquid, especially during the first half of 2020. As the environment became more predictable over the second half of the year, the bank was able to partially substitute this funding for savings accounts at lower interest rates.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(1,246.6)	(867.1)	(379.5)	43.8
Impairment (loss) recovery on other financial assets	(3.9)	(0.5)	(3.4)	730.0
Recovery of charged-off financial assets	113.2	147.1	(33.9)	(23.1)
Net impairment loss on financial assets	(1,137.3)	(720.5)	(416.9)	57.9

Banco de Occidente’s net impairment loss on loans and other accounts receivable increased 43.8% or Ps 379.5 billion to Ps 1,246.6 billion, driven by the deterioration of the loan portfolio’s ECL, in line with the outlook of asset quality deterioration resulting from the economic impacts of lockdowns on borrowers’ current and future credit risk. For more information regarding risk management measures implemented during 2020 in relation to COVID-19 please see “Item 11. Quantitative and qualitative disclosures about risk”.

In addition, recovery of charged-off financial assets decreased 23.1% or Ps 33.9 billion to Ps 113.2 billion, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		2020 vs. 2019	year ended December 31,		2020 vs. 2019
	2020	2019	#	%	2020	2019	basis points	2020	2019	basis points

	(in Ps billions)
Commercial	(532.4)	(444.6)	(87.8)	19.7	2.3%	2.1%	16	2.2%	2.0%	22
Consumer	(673.0)	(410.0)	(263.1)	64.2	9.0%	5.8%	310	7.8%	4.3%	354
Mortgage	(35.8)	(8.1)	(27.7)	340.7	2.0%	0.5%	149	2.0%	0.5%	149
Gross loans	(1,241.2)	(862.7)	(378.5)	43.9	3.8%	2.9%	88	3.5%	2.4%	103
Interbank and overnight funds	0.9	(0.3)	1.2	(416.9)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(1,240.3)	(863.0)	(377.3)	43.7	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(6.3)	(4.1)	(2.2)	54.1	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(1,246.6)	(867.1)	(379.5)	43.8	3.8%	3.0%	88	3.5%	2.5%	104

Banco de Occidente’s cost of risk increased across all categories of loans, driven by a Ps 244.5 billion increase in the balance of Stage 3 consumer loans (Ps 149.9 billion of which consisted of personal loans and credit cards classified as “non-recoverable”) that led to a Ps 297.5 billion increase in impairment loss on consumer loans as compared to 2019.

In addition, at December 31, 2020, the balance of Stage 2 loans had increased 3.4 times or Ps 3,334.2 billion to Ps 4,305.6 billion from Ps 971.4 billion a year earlier. In commercial, Stage 2 loans increased Ps 2,160.4 billion to Ps 2,659.4 billion, driven by a deterioration in the large corporates and SME segments (Ps 1,882.4 billion of this increase was classified as “normal” and Ps 235.4 billion as “acceptable above normal”). In consumer, Stage 2 loans increased Ps 1,131.0 billion (Ps 698.6 billion of which was classified as “normal”, Ps 196.8 billion as “acceptable above normal” and Ps 229.6 billion as “appreciable”) to Ps 1,539.4 billion, mainly in payroll and personal loans which accounted for Ps 777.0 billion and Ps 258.6 billion of the total increase in Stage 2 consumer loans, respectively. In mortgages, the increase in impairment loss was driven by an increase in Stage 2 and Stage 3 loans, which increased Ps 42.8 billion (incorporating a Ps 39.5 billion decrease in “normal” and “acceptable above normal”, a Ps 47.4 billion increase in “appreciable”, and a Ps 34.8 billion increase in “significant”) and Ps 53.7 billion (classified as “non-recoverable”), respectively.

For further detail on credit risk model overlays and transitioning between stages refer to Grupo Aval’s analysis. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements. The following table shows Banco de Occidente’s gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2020 vs. 2019
	2020				2019							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	17,943.5	2,659.4	2,267.7	22,870.6	18,978.1	498.9	2,046.2	21,523.3	(5.5)	433.0	10.8	6.3
Consumer	5,833.8	1,539.4	530.3	7,903.5	6,513.9	408.4	285.9	7,208.2	(10.4)	276.9	85.5	9.6
Mortgage	1,680.8	106.8	118.1	1,905.7	1,512.9	64.0	64.4	1,641.3	11.1	66.8	83.4	16.1
Gross loans	25,458.1	4,305.6	2,916.2	32,679.9	27,004.8	971.4	2,396.5	30,372.8	(5.7)	343.2	21.7	7.6

Commercial	78.5%	11.6%	9.9%	100.0%	88.2%	2.3%	9.5%	100.0%
Consumer	73.8%	19.5%	6.7%	100.0%	90.4%	5.7%	4.0%	100.0%
Mortgage	88.2%	5.6%	6.2%	100.0%	92.2%	3.9%	3.9%	100.0%
Composition of gross loans per Stage	77.9%	13.2%	8.9%	100.0%	88.9%	3.2%	7.9%	100.0%

For a general description of reliefs granted in Colombia to support borrowers affected by the pandemic refer to Grupo Aval’s analysis. At December 31, 2020, asset quality measured by loans at least 91 days past due had deteriorated 92 basis points to 5.1% as compared to a year earlier. Increase in delinquency was milder than the transitions in stages as reliefs were still in place at year-end and included payment holidays and extensions, some of which will contractually expire during the first half of 2021. At December 31, 2020, Banco de Occidente had 5.6% of its gross loans under payment holidays and 4.1% under PAD. Loans past due more than 30 days that had benefited either from payment holidays or PAD represented 2.1% of gross loans or 8.1% of  loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or PAD represented 1.3% of gross loans or 4.8% of  loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under PAD for Banco de Occidente, as well as their proportion over each category of loans at the date indicated.

	At December 31, 2020
	Status of reliefs granted						Status of loans under PAD
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans that were relieved	Currently paying	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans under PAD

	(in Ps billions)
Commercial	3,707.6	1,667.3	172.3	66.6	147.6	5,761.3	861.4	80.2	18.9	9.4	969.9
As a % of commercial loans	16.2%	7.3%	0.8%	0.3%	0.6%	25.2%	3.8%	0.4%	0.1%	0.0%	4.2%
Consumer	1,902.3	90.5	189.9	115.0	236.2	2,534.0	226.7	40.7	27.3	5.2	299.8
As a % of consumer loans	24.1%	1.1%	2.4%	1.5%	3.0%	32.1%	2.9%	0.5%	0.3%	0.1%	3.8%
Mortgage	517.7	62.3	106.6	47.7	12.4	746.9	63.2	14.6	5.9	1.3	85.0
As a % of mortgages	27.2%	3.3%	5.6%	2.5%	0.7%	39.2%	3.3%	0.8%	0.3%	0.1%	4.5%
Gross loans	6,127.6	1,820.2	468.8	229.3	396.2	9,042.1	1,151.3	135.5	52.2	15.9	1,354.8
As a % of gross loans	18.8%	5.6%	1.4%	0.7%	1.2%	27.7%	3.5%	0.4%	0.2%	0.0%	4.1%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco de Occidente (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change, 2020
	At December 31,		Change, 2020 vs. 2019		at December 31,		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	1,160.9	1,025.3	135.5	13.2	5.1%	4.8%	31
Consumer	428.8	197.8	230.9	116.7	5.4%	2.7%	268
Mortgage	70.4	41.2	29.2	70.8	3.7%	2.5%	118
Gross loans	1,660.0	1,264.4	395.7	31.3	5.1%	4.2%	92

	Charge-offs				Charge-offs as a percentage		Change, 2020
	At December 31,		Change, 2020 vs. 2019		of average gross loans		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	574.9	553.9	21.0	3.8	2.5%	2.7%	(18)
Consumer	365.7	496.0	(130.4)	(26.3)	4.9%	7.1%	(221)
Mortgage	0.5	4.7	(4.2)	(90.0)	0.0%	0.3%	(28)
Total charge-offs	941.0	1,054.7	(113.6)	(10.8)	2.9%	3.6%	(70)

(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 119.4% in 2020 and 121.5% in 2019. Relief programs impacted the amount of charge-offs in 2020 as they temporarily reduced past due loan formation and halted charge-offs based on thresholds for days past due set out in Banco de Occidente’s policies. Banco de Occidente charged-off the Ps 168.6 billion total exposure to Concesionaria Ruta del Sol during the third quarter of 2020. However, the delinquency of the Avianca Group exposure (Ps 29.4 billion with 45.4% allowance coverage) partially offset the benefits of this charge-off on the balance of loans past due.

Net income from commissions and fees

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Banking fees	346.2	359.8	(13.6)	(3.8)
Trust activities and portfolio management services	76.5	72.1	4.5	6.2
Income from commissions and fees	422.8	431.9	(9.1)	(2.1)
Expenses from commissions and fees	(104.4)	(85.3)	(19.1)	22.4
Net income from commissions and fees	318.4	346.6	(28.2)	(8.1)

Income from commissions and fees decreased 2.1% or Ps 9.1 billion, negatively impacted by the effects of lockdowns. Banking fees mainly explained this result, contracting 3.8% or Ps 13.6 billion. The main drivers for this performance were the same as those discussed under Grupo Aval’s analysis. Commissions on transfers, checks and checkbooks decreased 44.3% or Ps 6.1 billion, debit and credit card fees decreased 4.2% or Ps 4.6 billion, and banking service fees decreased 0.9% or Ps 2.1 billion. The Ps 4.6 billion decrease in debit and credit cards was driven by a 20.8% or Ps 12.1 billion decrease in income from merchant acquiring, which was partially offset by a 14.6% or Ps 7.5 billion increase in credit and debit card fees as the bank’s clients transacted more with credit cards in 2020 as compared to 2019. These decreases were partially offset by a 6.2% or Ps 4.5 billion increase in trust activities and portfolio management services from Fiduciaria de Occidente. The increase in expenses from commissions and fees reflects the full-year effect of a non-banking correspondent network agreement in 2020, as compared to four months in 2019, which added Ps 14.2 billion in expenses associated with transactions processed through the network.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Income from sales of goods and services	235.8	223.6	12.2	5.4
Costs and expenses of sales of goods and services	(311.4)	(305.9)	(5.6)	1.8
Gross loss from sales of goods and services	(75.7)	(82.3)	6.6	(8.0)

Gross loss from sales of goods and services decreased by Ps 6.6 billion to a gross loss of Ps 75.7 billion in 2020, and refers to the non-financial results of Nexa BPO, Banco de Occidente’s subsidiary. Income from sales of goods and services increased 5.4% or Ps 12.2 billion to Ps 235.8 billion in 2020, mainly driven by (i) increases in revenues from customer service call centers and from sales force outsourcing, and (ii) Ps 6.3 billion related to the Government-sponsored programs PAEF (“Programa de Apoyo al Empleo Formal”) and PAP (“Programa de Apoyo a Primas”), for which Nexa BPO applied during certain months, and in commissions for external sales forces. Nexa BPO had to comply with legislation issued by the Colombian Government regarding bio-safety measures, which in turn implied an increase in expenses. As a result, costs and expenses of sales of goods and services showed a 1.8% or Ps 5.6 billion increase to Ps 311.4 billion in 2020, mainly driven by (i) a Ps 2.5 billion increase in administrative expenses and other and (ii) a Ps 2.0 billion increase in personnel expenses. The gross loss from sales of goods and services results from the provision of services by Nexa BPO to Banco de Occidente and its subsidiaries (which income is eliminated in the consolidation process).

Net trading income

Banco de Occidente’s net trading income was Ps 396.9 billion in 2020, Ps 279.9 billion higher than in 2019, resulting from a Ps 297.0 billion increase in net trading income from derivatives and a Ps 17.1 billion decrease in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was partially offset by a decrease in foreign exchange gains (losses), net, recognized under other income.

Total income from investment securities

Banco de Occidente’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). Banco de Occidente manages its investment portfolio in a comprehensive and integral manner that considers the individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Banco de Occidente (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 253.5 billion for 2020, 15.6% or Ps 46.8 billion less than in 2019, primarily driven by an 85 basis points decrease in the average yield on total investment securities to 3.9% in 2020 from 4.8% in 2019, resulting in a Ps 53.9 billion decrease in interest income, which was partially offset by a 2.9% or Ps 180.4 billion increase in the average balance of total investment securities to Ps 6,497.4 billion in 2020, resulting in a Ps 7.0 billion increase in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(186.0)	56.4	(242.4)	(429.5)
Share of profit of equity accounted investees, net of tax (Equity method)	256.6	250.8	5.8	2.3
Net gain on sale of debt and equity securities	70.8	33.7	37.1	110.0
Dividends	2.3	2.4	(0.0)	(0.6)
Gain (loss) on the sale of non-current assets held for sale	44.4	1.9	42.6	2,284.4
Gain on sale of property, plant and equipment	6.3	5.6	0.7	12.7
Net gain (loss) in asset valuation	(16.1)	8.9	(25.0)	(280.1)
Other	26.0	44.2	(18.3)	(41.3)
Other income	204.3	404.0	(199.6)	(49.4)

Other income decreased 49.4% or Ps 199.6 billion, mainly as a result of a decrease in foreign exchange gains (losses), net. The Ps 242.4 billion decrease in foreign exchange gains (losses), net to a Ps 186.0 billion net loss was offset by the Ps 297.0 billion increase in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2020 was Ps 104.0 billion gain, Ps 54.6 billion higher than in 2019, resulting from favorable portfolio positioning along the year.

The Ps 42.6 billion increase in gain (loss) on the sale of non-current assets held for sale arose from Banco de Occidente’s PP&E structure optimization program. During 2020, the bank continued transferring some non-strategic non-current assets held for sale in exchange for equity in NEXUS Real Estate Capital Funds; a private equity fund specialized in real estate management. The transaction resulted in a Ps 36.8 billion gain on the sale of non-current assets held for sale (as their fair value was higher than their book value at the time of transfer) and a Ps 2.5 billion net gain in asset valuation for investment properties (as their fair value at the time of transfer was higher than their book value), with a net positive effect of Ps 39.2 billion. Banco de Occidente intends to continue executing this program over the medium term to benefit from the capacity released from non-core activities towards core activities.

The Ps 25.0 billion decrease in net gain (loss) in asset valuation was mainly explained by a lower valuation of investment properties, that was partially offset by the abovementioned positive valuation resulting from the PP&E structure optimization. The Ps 18.3 billion decrease in Other is mainly attributable to the fact that in 2019 the bank recovered certain values through specific transactions that were not present in 2020.

The Ps 37.1 billion increase in net gain on sale of debt and equity securities was driven by the implementation of a profit-taking strategy, taking advantage of temporary favorable conditions in fixed income markets, in spite of the volatility throughout the year. Finally, the Ps 5.8 billion increase in share of profit of equity accounted investees, net of tax (equity method) was driven by (i) Corficolombiana’s 6.9% increase in net income and (ii) Porvenir’s 1.6% increase in net income, which were partially offset by a decrease in profit from other equity accounted investees.

Other expenses

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(0.0)	(0.0)	1.5
Personnel expenses	(513.0)	(480.4)	(32.7)	6.8
Administrative and other expenses	(655.9)	(726.0)	70.1	(9.7)
Depreciation and amortization	(116.1)	(107.7)	(8.4)	7.8
Impairment loss on other assets	(4.1)	(6.1)	2.0	(33.1)
Other	(34.2)	(7.6)	(26.7)	351.8
Other expenses	(1,323.4)	(1,327.7)	4.3	(0.3)

During 2020, Banco de Occidente focused on strict cost contention as an initiative to mitigate the impact of the pandemic on net income. Other expenses decreased 0.3% or Ps 4.3 billion.

The decrease in administrative and other expenses is mostly attributable to (i) a Ps 23.8 billion decrease in service expenses due to savings arising as lockdowns, travel and mobility restrictions and work-from-home policies reduced expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others, as well as lower marketing expenses, (ii) a Ps 47.2 billion decrease in taxes and surcharges mainly attributable to the Ps 45.2 billion non-income tax expense incurred in 2019 in order to increase the fiscal cost of certain fixed assets, which will enable the bank to sell them in the future with a lower income tax expense and (ii) a Ps 12.0 billion decrease in contributions and affiliations due to lower payment processing transactions on points of sales, which were partially offset by a Ps 15.3 billion increase in deposit insurance expenses related to the increase in the average balance of deposits between 2020 and 2019.

The increase in personnel expenses results from a 1.9% or Ps 9.0 billion increase in salaries and employee benefits and a 271.0% or Ps 23.7 billion increase in labor severances and bonus plan payments, related to (i) a headcount optimization plan carried out in early March, before the pandemic spread globally and (ii) the implementation of a new sales force incentive plan, introduced in 2020. For reference, the minimum wage in Colombia increased by 6.0% in 2020 as compared to 2019.

The Ps 26.7 billion increase in other was mainly driven by a Ps 23.5 billion increase in provisions related to contingent loans (e.g., loan commitments, financial guarantees and unused credit card balances) measured by expected credit loss (ECL). The Ps 8.4 billion increase in depreciation and amortization is explained by (i) a Ps 11.3 billion in amortizations explained by the completion in 2019 and amortization in 2020 of projects and (ii) a Ps 7.1 billion increase in depreciation of rights-of-use that was offset by a Ps 10.0 billion decrease in depreciation of PP&E.

Given that Banco de Occidente’s other expenses decreased by 0.3% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income and other income) increased by 2.2%, the cost to income efficiency ratio improved to 48.4% in 2020 from 49.6% in 2019. The ratio of other expenses as a percentage of average assets improved by 37 basis points to 2.9% in 2020 from 3.3% in 2019.

Tax expense

Income tax expense for Banco de Occidente decreased by Ps 126.6 billion, to a Ps 65.5 billion tax recovery in 2020. This was driven by a Ps 359.8 billion decrease in taxable income (income before income tax expense excluding dividends and the equity method, as both are non-taxable income), resulting in a Ps 118.7 billion decrease in income tax expense. In addition, Banco de Occidente used Ps 8.0 billion of ICA tax discounts when filing the income tax return for 2019, which were reflected as lower income tax expenses for 2020.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased 20.5%, or Ps 1.0 billion, to Ps 5.7 billion in 2020 compared with 2019. The ratio of net income attributable to non-controlling interest to net income increased to 1.7% in 2020 from 0.8% in 2019. The increase in this ratio is mainly attributable to (i) a Ps 14.8 billion or 75.7% increase in Banco de Occidente Panamá’s attributable net income, (ii) a Ps 6.6 billion or 18.3% increase in Fiduciaria de Occidente’s attributable net income, (iii) a Ps 6.1 billion or 83.4% increase in Occidental Bank Barbados’ attributable net income and (iv) a Ps 3.5 billion or 43.8% decrease in Nexa BPO’s attributable net income.

Banco Popular

Overview

Banco Popular’s net income attributable to owners of the parent for the year ended December 31, 2020 was Ps 234.0 billion, decreasing 22.3% or Ps 67.3 billion compared to the year ended December 31, 2019. The following discussion describes the main drivers of Banco de Popular’s results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.

	Banco Popular
	For the year ended		Change 2020 vs
	December 31,		2019
	2020	2019	#	%

	(in Ps billions)
Total interest income	2,235.0	2,310.5	(75.5)	(3.3)
Total interest expense	(822.6)	(880.1)	57.5	(6.5)
Net interest income	1,412.4	1,430.4	(18.0)	(1.3)
Impairment loss on loans and other accounts receivable	(333.0)	(350.3)	17.3	(4.9)
Impairment (loss) recovery on other financial assets	(0.3)	(0.6)	0.3	(49.5)
Recovery of charged-off financial assets	29.6	31.4	(1.8)	(5.8)
Net impairment loss on financial assets	(303.7)	(319.5)	15.8	(5.0)
Net interest income, after impairment losses	1,108.7	1,110.9	(2.2)	(0.2)
Net income from commissions and fees	189.7	201.2	(11.5)	(5.7)
Net trading income	51.9	24.9	27.0	108.6
Other income	137.5	155.4	(17.9)	(11.5)
Other expenses	(1,161.7)	(1,137.7)	(24.0)	2.1
Income before tax expense	326.1	354.7	(28.6)	(8.1)
Tax expense	(91.3)	(52.5)	(38.8)	73.9
Net income for the year	234.8	302.1	(67.4)	(22.3)
Net income for the year attributable to:
Owners of the parent	234.0	301.3	(67.3)	(22.3)
Non-controlling interest	0.8	0.9	(0.1)	(9.8)

Net interest income

Net interest income decreased 1.3% or Ps 18.0 billion to Ps 1,412.4 billion in 2020. Total interest income performance was driven by a 104 basis points decrease in the average yield of interest-earning assets that was partially offset by a 7.6% or Ps 1,699.2 billion increase in average interest-earning assets. Interest expense decreased 6.5%, more than interest income, due to a 65 basis points reduction in the average interest rate paid on interest-bearing funding which was partially offset by a 9.4% or Ps 1,862.5 billion increase in the average balance of interest-bearing funding. Yields and rates paid were pressured downwards by a declining benchmark interest rate and a high liquidity environment. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 35 basis points to 6.5%, in a falling interest rate environment. In turn, net interest margin contracted by 53 basis points to 5.9%. The main drivers impacting interest-earning assets and interest-bearing funding during 2020, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2020 vs. 2019		the year ended December 31,		year ended December 31,		Change, 2020 vs. 2019
2020	2019	#	%	2020	2019	2020	2019	#	%

(in Ps billions)						(in Ps billions)
24,077.4	22,378.2	1,699.2	7.6	5.9%	6.4%	1,412.4	1,430.4	(18.0)	(1.3)

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature and (ii) the average balance, average rate paid and interest expense on interest-bearing funding with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing funding.

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	7,558.6	7,212.9	345.7	4.8	5.9%	6.6%	444.4	473.4	20.3	(49.3)	(29.0)	(6.1)
Consumer	12,458.5	11,446.6	1,011.9	8.8	12.8%	14.2%	1,595.5	1,620.0	129.6	(154.1)	(24.5)	(1.5)
Mortgage	1,031.9	876.6	155.3	17.7	7.9%	8.5%	81.4	74.2	12.2	(5.1)	7.2	9.7
Microcredit	5.3	5.8	(0.5)	(8.6)	6.7%	16.5%	0.4	1.0	(0.0)	(0.6)	(0.6)	(63.1)
Gross loans	21,054.2	19,541.8	1,512.4	7.7	10.1%	11.1%	2,121.6	2,168.5	152.4	(199.3)	(46.9)	(2.2)
Interbank and overnight funds	161.9	155.5	6.3	4.1	6.4%	5.9%	10.4	9.2	0.4	0.7	1.1	12.4
Total gross loans	21,216.1	19,697.3	1,518.8	7.7	10.0%	11.1%	2,132.0	2,177.7	152.6	(198.4)	(45.8)	(2.1)
Investments in debt securities	2,861.3	2,680.9	180.4	6.7	3.6%	5.0%	103.0	132.8	6.5	(36.2)	(29.7)	(22.4)
Total interest-earning assets	24,077.4	22,378.2	1,699.2	7.6	9.3%	10.3%	2,235.0	2,310.5	157.7	(233.2)	(75.5)	(3.3)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	151.5	77.8	73.6	94.6	0.9%	1.0%	(1.3)	(0.8)	(0.7)	0.1	(0.6)	78.7
Time deposits	7,994.8	7,475.8	519.0	6.9	4.9%	5.3%	(392.2)	(399.8)	(25.5)	33.0	7.6	(1.9)
Savings accounts	10,341.0	9,122.7	1,218.3	13.4	2.6%	3.4%	(268.2)	(307.9)	(31.6)	71.3	39.7	(12.9)
Total interest-bearing deposits	18,487.3	16,676.4	1,810.9	10.9	3.6%	4.2%	(661.8)	(708.5)	(64.8)	111.5	46.7	(6.6)
Interbank borrowings and overnight funds	607.4	705.7	(98.2)	(13.9)	3.5%	3.7%	(21.5)	(26.0)	3.5	1.0	4.5	(17.3)
Borrowings from banks and others	438.0	388.1	49.9	12.8	3.8%	4.9%	(16.8)	(19.1)	(1.9)	4.3	2.4	(12.4)
Bonds issued	1,753.0	1,762.9	(10.0)	(0.6)	6.5%	6.7%	(114.2)	(118.4)	0.6	3.5	4.2	(3.5)
Borrowings from development entities	411.3	301.4	109.9	36.5	2.0%	2.7%	(8.3)	(8.1)	(2.2)	2.0	(0.3)	3.4
Other funding	3,209.7	3,158.1	51.6	1.6	5.0%	5.4%	(160.8)	(171.6)	(2.6)	13.4	10.8	(6.3)
Total interest-bearing funding	21,697.0	19,834.5	1,862.5	9.4	3.8%	4.4%	(822.6)	(880.1)	(70.6)	128.1	57.5	(6.5)

Banco Popular’s average balance of gross loans increased 7.7% or Ps 1,512.4 billion in 2020 and the average yield was 10.1%, 102 basis points lower than in 2019. Growth of average balances was stronger than that of closing balances (6.2%) due to the predominant commercial dynamics evidenced in 2020. As described in Grupo Aval’s analysis, yields on loans were negatively impacted by trends in reference rates, competition and due to the effects of reliefs granted on interest income for gross loans, using the effective interest rate method. In the case of Banco Popular, the effect of reliefs recognized was Ps 9.6 billion in interest income in 2020.

The main driver for interest-earning investments in debt securities growth was the liquidity consequence of the temporary differences between an increase in deposits and slow origination resulting from a tighter risk appetite and lower demand for loans, which set the tone for the bank’s portfolio strategy. Following the market recovery between May and December 2020, the bank realized gains mainly on inflation indexed (UVR) Colombian sovereign portfolio at FVOCI, mainly recognized under Other income. This helped offset the decrease in the average yield.

Finally, Banco Popular shifted its interest-bearing deposits towards savings accounts, which have lower average rates paid than time deposits. Repricing efforts on deposits focused on the institutional and large corporate segments. This allowed the bank to transfer most of the decrease in the average benchmark rate, while growing its average balance.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(333.0)	(350.3)	17.3	(4.9)
Impairment (loss) recovery on other financial assets	(0.3)	(0.6)	0.3	(49.5)
Recovery of charged-off financial assets	29.6	31.4	(1.8)	(5.8)
Net impairment loss on financial assets	(303.7)	(319.5)	15.8	(5.0)

Banco Popular’s impairment loss on loans and other accounts receivable decreased 4.9% or Ps 17.3 billion to Ps 333.0 billion, driven by:

1.	A decrease in impairment loss for commercial loans explained by: (i) lower allowance needs for large exposure to Stage 3 clients as compared to 2019, in which Concesionaria Ruta del Sol (CRDS) amounted to a Ps 55.2 billion impairment and (ii) a 3.5% decrease in the end of period balance of commercial loans that reduced the need for additional impairment losses. This was partially offset by an increase in impairment loss due to higher ECL in line with the outlook of asset quality deterioration resulting from the economic impacts of lockdowns on borrowers’ current and future credit risk.

2.	A slight increase in impairment loss for consumer loans derived from two trends of offsetting nature: (i) an increase in impairment loss due to deteriorating ECL, offset by (ii) the incorporation of a model update to the loss given default (LGD) parameter for payroll loans in 2019 that resulted in an impairment charge of Ps 20.7 billion.

For more information regarding risk management measures implemented during 2020 in relation to COVID-19 please see “Item 11. Quantitative and qualitative disclosures about risk”.

In addition, recovery of charged-off financial assets decreased 5.8% or Ps 1.8 billion to Ps 29.6 billion in 2020, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		2020 vs. 2019	year ended December 31,		2020 vs. 2019
	2020	2019	#	%	2020	2019	basis points	2020	2019	basis points

	(in Ps billions)
Commercial	(80.8)	(113.8)	33.0	(29.0)	1.1%	1.6%	(51)	1.0%	1.5%	(55)
Consumer	(245.4)	(238.3)	(7.2)	3.0	2.0%	2.1%	(11)	1.8%	1.9%	(6)
Mortgage	(5.1)	2.3	(7.5)	(319.6)	0.5%	(0.3)%	76	0.5%	(0.4)%	85
Microcredit	(0.4)	(0.2)	(0.1)	58.3	7.4%	4.2%	311	3.4%	2.4%	102
Gross loans	(331.8)	(350.0)	18.2	(5.2)	1.6%	1.8%	(22)	1.4%	1.6%	(20)
Interbank and overnight funds	(0.1)	(0.0)	(0.1)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(331.8)	(350.0)	18.2	(5.2)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(1.2)	(0.3)	(0.9)	298.9	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(333.0)	(350.3)	17.3	(4.9)	1.6%	1.8%	(21)	1.4%	1.6%	(19)

As explained, Banco Popular’s cost of risk decreased driven by trends of offsetting nature in each commercial and consumer loans. At December 31, 2020, the balance of Stage 2 loans had increased 1.3 times or Ps 514.4 billion to Ps 903.5 billion from Ps 389.1 billion a year earlier. In commercial, Stage 2 loans increased Ps 323.8 billion (Ps 163.6 billion of which was classified as “normal”, Ps 100.1 billion as “acceptable above normal”, and Ps 47.4 billion as “appreciable”) to Ps 368.7 billion, driven by a deterioration in the large corporates segment. In consumer, Stage 2 loans increased Ps 147.9 billion to Ps 468.0 billion (resulting from a Ps 115.7 billion increase in “acceptable above normal”, a Ps 62.2 billion increase in “appreciable”, and a Ps 40.8 billion decrease in “normal”).

For further detail on credit risk model overlays and transitioning between stages, refer to Grupo Aval’s analysis. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements. The following table shows Banco de Popular’s gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2020 vs. 2019
	2020				2019							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	6,221.2	368.7	467.9	7,057.8	6,812.9	44.9	458.1	7,315.9	(8.7)	721.7	2.1	(3.5)
Consumer	12,376.6	468.0	457.3	13,301.9	11,189.2	320.2	451.7	11,961.1	10.6	46.2	1.2	11.2
Mortgage	1,027.5	66.5	26.2	1,120.3	908.0	24.0	19.7	951.8	13.2	176.9	32.9	17.7
Microcredit	3.8	0.2	0.9	4.9	4.9	0.1	0.4	5.4	(23.0)	252.4	113.2	(9.0)
Gross loans	19,629.1	903.5	952.2	21,484.9	18,915.1	389.1	930.0	20,234.2	3.8	132.2	2.4	6.2

Commercial	88.1%	5.2%	6.6%	100.0%	93.1%	0.6%	6.3%	100.0%
Consumer	93.0%	3.5%	3.4%	100.0%	93.5%	2.7%	3.8%	100.0%
Mortgage	91.7%	5.9%	2.3%	100.0%	95.4%	2.5%	2.1%	100.0%
Microcredit	77.0%	4.6%	18.3%	100.0%	91.0%	1.2%	7.8%	100.0%
Composition of gross loans per Stage	91.4%	4.2%	4.4%	100.0%	93.5%	1.9%	4.6%	100.0%

For a general description of reliefs granted in Colombia to support borrowers affected by the pandemic refer to Grupo Aval’s analysis. At December 31, 2020, asset quality measured by loans at least 91 days past due had deteriorated 18 basis points to 3.2% as compared to a year earlier. Increase in delinquency was milder than the transitions in stages as reliefs were still in place at year-end and included payment holidays and extensions, some of which will contractually expire during the first half of 2021. At December 31, 2020, Banco Popular had 2.1% of its gross loans under payment holidays and 1.4% under PAD. Loans past due more than 30 days that had benefited either from payment holidays or PAD represented 0.5% of gross loans or 6.7% of  loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or PAD represented 0.3% of gross loans or 4.1% of  loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under PAD for Banco Popular, as well as their proportion over each category of loans at the date indicated.

	At December 31, 2020
	Status of reliefs granted						Status of loans under PAD
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans that were relieved	Currently paying	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans under PAD

	(in Ps billions)
Commercial	521.3	450.6	65.4	7.5	25.8	1,070.7	202.3	14.6	1.4	0.1	218.4
As a % of commercial loans	7.4%	6.4%	0.9%	0.1%	0.4%	15.2%	2.9%	0.2%	0.0%	0.0%	3.1%
Consumer	345.2	—	28.4	14.0	32.1	419.7	60.2	2.9	2.4	0.4	65.9
As a % of consumer loans	2.6%	0.0%	0.2%	0.1%	0.2%	3.2%	0.5%	0.0%	0.0%	0.0%	0.5%
Mortgage	334.5	—	56.4	19.3	12.9	423.1	18.9	0.7	0.3	1.2	21.0
As a % of mortgages	29.9%	0.0%	5.0%	1.7%	1.1%	37.8%	1.7%	0.1%	0.0%	0.1%	1.9%
Microcredit	0.2	—	0.0	0.1	0.2	0.6	0.1	0.0	0.0	—	0.1
As a % of microcredit loans	4.7%	0.0%	0.8%	1.9%	3.9%	11.2%	1.1%	0.2%	0.2%	0.0%	1.5%
Gross loans	1,201.2	450.6	150.2	40.9	71.0	1,914.0	281.4	18.2	4.2	1.7	305.3
As a % of gross loans	5.6%	2.1%	0.7%	0.2%	0.3%	8.9%	1.3%	0.1%	0.0%	0.0%	1.4%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco Popular (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change, 2020
	At December 31,		Change, 2020 vs. 2019		at December 31,		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	287.5	211.7	75.8	35.8	4.1%	2.9%	118
Consumer	356.3	377.1	(20.7)	(5.5)	2.7%	3.2%	(47)
Mortgage	45.6	25.2	20.4	80.8	4.1%	2.6%	142
Microcredit	0.8	0.4	0.4	99.9	17.2%	7.8%	936
Gross loans	690.2	614.4	75.8	12.3	3.2%	3.0%	18

	Charge-offs				Charge-offs as a percentage		Change, 2020
	At December 31,		Change, 2020 vs. 2019		of average gross loans		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	132.5	119.2	13.3	11.1	1.8%	1.7%	10
Consumer	213.3	105.2	108.1	102.8	1.7%	0.9%	79
Mortgage	1.3	0.2	1.1	560.9	0.1%	0.0%	11
Microcredit	0.1	1.0	(0.9)	(88.6)	2.1%	16.7%	(1,465)
Total charge-offs	347.3	225.6	121.7	53.9	1.6%	1.2%	49

(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 154.0% in 2020 and 161.3% in 2019. Banco Popular modified its charge-off policy for payroll loans during the second quarter of 2020, reducing the thresholds for days past due from 511 to 361 days, partially explaining the Ps 108.1 billion increase in consumer loan charge-offs and the improvement of the delinquency ratio for consumer loans, as compared to 2019. However, relief programs lowered the amount of charge-offs in 2020 as they temporarily reduced past due loan formation and halted charge-offs based on thresholds for days past due set out in Banco Popular’s policies. Banco Popular charged-off the Ps 126.0 billion total exposure to CRDS during the third quarter of 2020.

Net income from commissions and fees

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Banking fees	165.3	177.1	(11.8)	(6.6)
Bonded warehouse services	58.9	65.6	(6.7)	(10.2)
Trust activities and portfolio management services	23.0	22.0	1.0	4.4
Pension fund management	1.8	2.2	(0.4)	(19.1)
Income from commissions and fees	249.0	266.9	(17.9)	(6.7)
Expenses from commissions and fees	(59.3)	(65.7)	6.5	(9.8)
Net income from commissions and fees	189.7	201.2	(11.5)	(5.7)

Income from commissions and fees decreased 6.7% or Ps 17.9 billion, negatively impacted by the effects of lockdowns. Banking fees mainly explained this result, contracting 6.6% or Ps 11.8 billion. The main drivers for this performance were the same as those discussed under Grupo Aval’s analysis. Banking service fees decreased 5.4% or Ps 7.0 billion, debit and credit card fees decreased 8.8% or Ps 3.9 billion, and commissions on transfers, checks and checkbooks decreased 38.1% or Ps 0.9 billion. The Ps 3.9 billion decrease in debit and credit cards was driven by (i) a 19.2% or Ps 2.9 billion decrease in income from merchant acquiring and (ii) a 3.5% or Ps 1.0 billion decrease in credit and debit card fees given lower use of credit cards, as the majority of the bank’s credit card clients are only charged fees if they maintain a balance or use this product.

Bonded warehouse services decreased 10.2% or Ps 6.7 billion due to the effects of lockdowns and mobility restrictions on Alpopular’s (Banco Popular’s subsidiary) activities. Pension fund management decreased 19.1% or 0.4 billion. These were partially offset by a 4.4% or Ps 1.0 billion increase in trust activities and portfolio management services due to higher income from Fiduciaria Popular (Banco Popular’s subsidiary). The decrease in expenses from commissions and fees is mainly attributable to a decrease in fees paid to Nexa BPO for external sales-force fees resulting from lower volumes of originations as compared to 2019 due to the aforementioned effects of the pandemic on commercial activity.

Net trading income

Banco Popular’s net trading income was Ps 51.9 billion in 2020, Ps 27.0 billion higher than in 2019, resulting from a Ps 24.2 billion increase in net trading income from derivatives and a Ps 2.8 billion increase in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was partially offset by a decrease in foreign exchange gains (losses), net, recognized under other income.

Total income from investment securities

Banco Popular’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). Banco Popular manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Banco Popular (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 125.1 billion for 2020, 17.7% or Ps 26.9 billion lower than in 2019. This was primarily driven by a 123 basis points decrease in the average yield on total investment securities to 3.9% in 2020 from 5.1% in 2019, resulting in a Ps 36.4 billion decrease in interest income, which was partially offset by an 8.2% or Ps 241.3 billion increase in the average balance of total investment securities to Ps 3,194.7 billion in 2020, resulting in a Ps 9.4 billion increase in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(17.1)	0.3	(17.3)	(6,484.7)
Share of profit of equity accounted investees, net of tax (Equity method)	83.7	78.6	5.1	6.5
Net gain on sale of debt and equity securities	27.0	30.7	(3.7)	(12.1)
Dividends	5.8	4.1	1.8	43.1
Gain (loss) on the sale of non-current assets held for sale	—	0.0	(0.0)	(100.0)
Gain on sale of property, plant and equipment	0.3	11.0	(10.7)	(97.3)
Net gain (loss) in asset valuation	2.3	0.6	1.7	264.8
Other	35.4	30.1	5.3	17.6
Other income	137.5	155.4	(17.9)	(11.5)

Other income decreased 11.5% or Ps 17.9 billion, mainly as a result of a decrease in foreign exchange gains (losses), net and in gain on sale of property, plant and equipment. The Ps 17.3 billion decrease in foreign exchange gains (losses), net to a Ps 17.1 billion net loss was offset by the Ps 24.2 billion increase in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2020 was a Ps 12.7 billion gain, Ps 6.9 billion lower than in 2019. Gain on sale of property, plant and equipment decreased given the bank generated revenue from the sale of a building and a branch in Bogotá in 2019. The bank posted a net gain on sale of debt and equity securities driven by a profit-taking strategy implemented, taking advantage of temporary favorable conditions in fixed income markets, in spite of the volatility throughout the year, although it realized Ps 3.7 billion less than a year earlier.

Partially offsetting the above, were (i) a Ps 5.1 billion increase in share of profit of equity accounted investees, net of tax (equity method) driven by Corficolombiana’s 6.9% increase in net income, (ii) an increase in dividends received from Banco Popular’s equity investments in port societies (sociedades portuarias), and (iii) a Ps 1.7 billion increase in net gain in asset valuation.

Other expenses

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Personnel expenses	(391.1)	(402.1)	11.0	(2.7)
Administrative and other expenses	(667.3)	(640.2)	(27.1)	4.2
Depreciation and amortization	(89.5)	(82.0)	(7.4)	9.1
Impairment loss on other assets	(0.1)	(0.5)	0.4	(77.1)
Other	(13.8)	(12.9)	(0.9)	6.8
Other expenses	(1,161.7)	(1,137.7)	(24.0)	2.1

Other expenses increased 2.1% or Ps 24.0 billion. The Ps 27.1 billion increase in administrative and other expenses is mostly attributable to (i) a Ps 17.1 billion increase in other, including joint ventures, software development services and collaboration expenses, (ii) a Ps 15.3 billion increase in deposit insurance expenses related to the increase in the average balance of deposits between 2020 and 2019, (iii) a Ps 10.4 billion increase in taxes on financial transactions and non-deductible VAT, (iv) a Ps 7.1 billion increase in call-center service fees, and (v) a Ps 3.7 billion increase in consulting and legal fees among others. These were partially offset by (i) a Ps 13.9 billion decrease in non-income tax expense related to expenses incurred in 2019 in order to increase the fiscal cost of certain fixed assets, which will enable the bank to sell them in the future with a lower income tax expense and (ii) a Ps 11.2 billion decrease in service expenses due to savings arising as lockdowns, travel and mobility restrictions and work-from-home policies reduced expenses, such as staffing, utilities, travel and transportation expenses, and supplies and stationery, and lower marketing expenses.

The Ps 7.4 billion increase in depreciation and amortization is explained by (i) a Ps 8.8 billion in amortizations due to the completion in 2019 and amortization in 2020 of projects and (ii) a Ps 1.2 billion increase in depreciation of rights-of-use that was offset by a Ps 2.5 billion decrease in depreciation of PP&E.

The decrease in personnel expenses results from an 89.6% or Ps 31.7 billion decrease in labor severances and bonus plan payments, as Banco Popular carried out a plant optimization plan in 2019, which was partially offset by a 5.6% or Ps 20.7 billion increase in salaries and employee benefits. For reference, the minimum wage in Colombia increased by 6.0% in 2020 as compared to 2019.

Given that Banco Popular’s other expenses increased by 2.1% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, net trading income and other income) decreased by 1.1%, the cost to income efficiency ratio increased to 64.8% in 2020 from 62.8% in 2019. The ratio of other expenses as a percentage of average assets improved by 24 basis points to 4.3% in 2020 from 4.5% in 2019.

Tax expense

Income tax expense for Banco Popular increased by Ps 38.8 billion, to Ps 91.3 billion in 2020. Banco Popular’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 38.6% in 2020 and 19.3% in 2019. This increase is mainly explained by a Ps 24.9 billion deferred and current income tax recovery in 2019, associated with the increase of the fiscal cost of certain fixed assets (see discussion on Other expenses).

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest is not a significant contributor to net income for Banco Popular, and is responsible for only 0.3% of net income for the years ended December 31, 2020 and 2019.

Banco AV Villas

Overview

Banco AV Villas’ net income attributable to owners of the parent for the year ended December 31, 2020 was Ps 163.3 billion, decreasing 30.8% or Ps 72.7 billion compared to the year ended December 31, 2019. The following discussion describes the main drivers of Banco AV Villas’ results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.

	Banco AV Villas
	For the year ended		Change 2020 vs
	December 31,		2019
	2020	2019	#	%

	(in Ps billions)
Total interest income	1,353.7	1,464.4	(110.8)	(7.6)
Total interest expense	(352.6)	(421.0)	68.5	(16.3)
Net interest income	1,001.1	1,043.4	(42.3)	(4.1)
Impairment loss on loans and other accounts receivable	(300.6)	(269.3)	(31.3)	11.6
Impairment (loss) recovery on other financial assets	(0.5)	(0.4)	(0.1)	22.0
Recovery of charged-off financial assets	47.8	47.2	0.6	1.2
Net impairment loss on financial assets	(253.3)	(222.4)	(30.9)	13.9
Net interest income, after impairment losses	747.8	820.9	(73.2)	(8.9)
Net income from commissions and fees	118.1	163.0	(44.9)	(27.6)
Net trading income	16.1	16.6	(0.5)	(3.2)
Other income	58.9	41.9	17.0	40.7
Other expenses	(718.2)	(700.4)	(17.8)	2.5
Income before tax expense	222.7	342.0	(119.4)	(34.9)
Tax expense	(58.7)	(105.4)	46.7	(44.3)
Net income for the year	163.9	236.6	(72.7)	(30.7)
Net income for the year attributable to:
Owners of the parent	163.3	236.0	(72.7)	(30.8)
Non-controlling interest	0.6	0.6	0.0	0.8

Net interest income

Net interest income decreased 4.1% or Ps 42.3 billion to Ps 1,001.1 billion in 2020. Total interest income performance was driven by a 138 basis points decrease in the average yield of interest-earning assets that was partially offset by a 5.7% or Ps 754.0 billion increase in average interest-earning assets. Interest expense decreased 16.3%, more than interest income, due to a 72 basis points reduction in the average interest rate paid on interest-bearing funding which was partially offset by a 4.6% or Ps 536.3 billion increase in average balance of interest-bearing funding. Yields and rates paid were pressured downwards by a declining benchmark interest rate and a high liquidity environment. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 55 basis points to 7.9%. In turn, net interest margin contracted by 72 basis points to 7.1%. The main drivers impacting interest-earning assets and interest-bearing funding during 2020, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2020 vs. 2019		the year ended December 31,		year ended December 31,		Change, 2020 vs. 2019
2020	2019	#	%	2020	2019	2020	2019	#	%

(in Ps billions)						(in Ps billions)
14,078.0	13,324.0	754.0	5.7	7.1%	7.8%	1,001.1	1,043.4	(42.3)	(4.1)

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature, (ii) the average balance, average rate paid and interest expense on interest-bearing funding with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing funding, and (iii) net interest margin and net interest income.

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	2,682.9	2,941.6	(258.7)	(8.8)	6.6%	7.2%	176.2	210.6	(17.0)	(17.5)	(34.4)	(16.4)
Consumer	6,951.7	6,519.0	432.7	6.6	12.8%	14.8%	887.3	965.0	55.2	(133.0)	(77.8)	(8.1)
Mortgage	2,440.6	2,341.6	99.0	4.2	9.2%	9.7%	224.7	227.3	9.1	(11.7)	(2.6)	(1.1)
Microcredit	0.6	0.9	(0.3)	(38.1)	18.2%	20.4%	0.1	0.2	(0.1)	(0.0)	(0.1)	(45.0)
Gross loans	12,075.8	11,803.0	272.7	2.3	10.7%	11.9%	1,288.2	1,403.1	29.1	(144.0)	(114.9)	(8.2)
Interbank and overnight funds	170.0	128.5	41.5	32.3	3.5%	3.2%	5.9	4.1	1.5	0.4	1.9	46.6
Total gross loans	12,245.8	11,931.5	314.3	2.6	10.6%	11.8%	1,294.2	1,407.2	33.2	(146.2)	(113.0)	(8.0)
Investments in debt securities	1,832.2	1,392.5	439.8	31.6	3.2%	4.1%	59.5	57.2	14.3	(12.0)	2.3	3.9
Total interest-earning assets	14,078.0	13,324.0	754.0	5.7	9.6%	11.0%	1,353.7	1,464.4	72.5	(183.3)	(110.8)	(7.6)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	117.4	137.0	(19.5)	(14.3)	0.8%	0.7%	(1.0)	(0.9)	0.2	(0.2)	(0.0)	2.5
Time deposits	4,296.3	4,771.4	(475.1)	(10.0)	4.4%	5.0%	(190.2)	(238.8)	21.0	27.6	48.6	(20.4)
Savings accounts	7,353.4	5,657.4	1,696.1	30.0	1.8%	2.2%	(132.6)	(122.1)	(30.6)	20.1	(10.5)	8.6
Total interest-bearing deposits	11,767.2	10,565.7	1,201.5	11.4	2.8%	3.4%	(323.7)	(361.8)	(33.1)	71.2	38.1	(10.5)
Interbank borrowings and overnight funds	199.4	838.5	(639.1)	(76.2)	8.0%	5.1%	(16.0)	(42.8)	51.3	(24.5)	26.8	(62.6)
Borrowings from banks and others	272.3	304.3	(32.0)	(10.5)	4.6%	5.3%	(12.6)	(16.3)	1.5	2.2	3.7	(22.7)
Borrowings from development entities	11.3	5.3	6.0	112.0	2.5%	3.3%	(0.3)	(0.2)	(0.1)	0.0	(0.1)	61.2
Other funding	483.0	1,148.1	(665.1)	(57.9)	6.0%	5.2%	(28.8)	(59.2)	39.7	(9.4)	30.3	(51.3)
Total interest-bearing funding	12,250.1	11,713.8	536.3	4.6	2.9%	3.6%	(352.6)	(421.0)	(15.4)	83.9	68.5	(16.3)

Banco AV Villas’ average balance of gross loans increased 2.3% or Ps 272.7 billion in 2020 and the average yield was 10.7%, 122 basis points lower than in 2019. Average balances grew while closing balances contracted 2.3%, explained by overall slow origination dynamics that were partially offset by a temporary increase in commercial loans during the first months of the pandemic. Commercial loans decreased 8.8% on average balances and 19.5% at end of period driven by (i) increased competition in the segments in which the bank focuses, (ii) decreasing originations and (iii) a large volume of pre-payments; which added to the predominant commercial dynamics described in Grupo Aval’s analysis. Consumer loan growth of average and end of period balances was relatively slow (6.6% and 4.3%, respectively). However, when divided by products, the end of period balance for payroll loans grew 28.1%, while personal loans and credit cards contracted 23.3% and 11.4%, respectively. These diverging performances reflect a shift in Banco AV Villas’ focus from unsecured to secured products, in accordance with its growth strategy established three years ago. As a result, payroll loans continued increasing their share in the mix of Banco AV Villas’ consumer loan portfolio to 61.3% at December 31, 2020 from 49.9% in 2019.

Given that payroll loans have lower interest rates than personal loans and credit cards, Banco AV Villas’ average yields on consumer loans decreased 204 basis points. This was partially offset by an increase in mix for consumer loans on the average gross loan portfolio, which have higher yields than commercial loans. As described in Grupo Aval’s analysis, yields on loans were negatively impacted by trends in reference rates, competition and due to the effects of reliefs granted on interest income for gross loans, using the effective interest rate method. In the case of Banco AV Villas, the effect of reliefs recognized was Ps 13.7 billion in interest income in 2020.

The main driver for interest-earning investments in debt securities growth was the liquidity consequence of the temporary differences between an increase in deposits and slow origination resulting from a tighter risk appetite and lower demand for loans, which set the tone for the bank’s portfolio strategy.

Finally, Banco AV Villas shifted its interest-bearing deposits towards savings accounts, which have lower average rates paid than time deposits and at the same time deleveraged the bank’s funding through interbank borrowings and overnight funds.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(300.6)	(269.3)	(31.3)	11.6
Impairment (loss) recovery on other financial assets	(0.5)	(0.4)	(0.1)	22.0
Recovery of charged-off financial assets	47.8	47.2	0.6	1.2
Net impairment loss on financial assets	(253.3)	(222.4)	(30.9)	13.9

Banco AV Villas’ net impairment loss on loans and other accounts receivable increased 11.6% or Ps 31.3 billion to Ps 300.6 billion, driven by the deterioration of the loan portfolio’s ECL, in line with the outlook of asset quality deterioration resulting from the economic impacts of lockdowns on borrowers’ current and future credit risk. For more information regarding risk management measures implemented during 2020 in relation to COVID-19 please see “Item 11. Quantitative and qualitative disclosures about risk”.

The bank achieved a slight 1.2% or Ps 0.6 billion increase in recovery of charged-off financial assets, despite the pandemic, which was possible due to improved collection processes which enabled the bank to identify potential recoverable clients through data mining initiatives.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		2020 vs. 2019	year ended December 31,		2020 vs. 2019
	2020	2019	#	%	2020	2019	basis points	2020	2019	basis points

	(in Ps billions)
Commercial	(32.0)	(21.5)	(10.5)	49.0	1.2%	0.7%	46	1.2%	0.7%	48
Consumer	(258.0)	(260.5)	2.5	(1.0)	3.7%	4.0%	(28)	3.0%	3.3%	(27)
Mortgage	(9.4)	12.6	(21.9)	(174.3)	0.4%	(0.5)%	92	0.4%	(0.6)%	94
Microcredit	(0.1)	(0.2)	0.1	(60.0)	11.6%	17.9%	(635)	5.5%	13.8%	(824)
Gross loans	(299.4)	(269.5)	(29.8)	11.1	2.5%	2.3%	20	2.1%	1.9%	20
Interbank and overnight funds	(0.0)	0.0	(0.0)	(142.8)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(299.4)	(269.5)	(29.8)	11.1	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(1.2)	0.3	(1.5)	(557.9)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(300.6)	(269.3)	(31.3)	11.6	2.5%	2.3%	21	2.1%	1.9%	21

Banco de AV Villas’ cost of risk increased, particularly in mortgages and commercial loans. At December 31, 2020, the balance of Stage 2 loans had increased 1.4 times or Ps 789.2 billion to Ps 1,340.4 billion from Ps 551.2 billion a year earlier. The Ps 21.9 billion increase in impairment loss on mortgages was driven by a Ps 15.3 billion increase in Stage 3 mortgages (classified as “non-recoverable”) and a Ps 183.8 billion increase in Stage 2 mortgages (Ps 142.8 billion of which was classified as “normal” and Ps 23.3 billion as “acceptable above normal”) to Ps 84.9 billion and Ps 289.5 billion, respectively. In commercial, impairment loss was driven by a Ps 109.4 billion increase in Stage 2 loans to Ps 117.9 billion (Ps 85.2 billion of which was classified as “normal”, Ps 9.0 billion as “acceptable above normal” and Ps 7.7 billion as “non-recoverable”).

In consumer, Stage 2 loans increased Ps 495.9 billion (Ps 306.9 billion of which was classified as “normal”, Ps 75.4 billion as “acceptable above normal” and Ps 50.7 billion as “appreciable”) to Ps 932.8 billion, mainly in personal loans and credit cards which accounted for Ps 255.6 billion of the total increase in Stage 2 consumer loans.

For further detail on credit risk model overlays and transitioning between stages refer to Grupo Aval’s analysis. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements. The following table shows Banco AV Villas’ gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2020 vs. 2019
	2020				2019							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	2,093.7	117.9	160.6	2,372.3	2,744.6	8.5	194.7	2,947.8	(23.7)	1,286.0	(17.5)	(19.5)
Consumer	6,018.2	932.8	136.1	7,087.1	6,191.5	436.9	168.6	6,797.0	(2.8)	113.5	(19.3)	4.3
Mortgage	2,051.4	289.5	84.9	2,425.8	2,244.0	105.7	69.6	2,419.3	(8.6)	173.9	22.0	0.3
Microcredit	0.2	0.1	0.0	0.4	0.7	0.1	0.1	0.9	(66.4)	(3.9)	(38.0)	(55.4)
Gross loans	10,163.5	1,340.4	381.7	11,885.6	11,180.8	551.2	433.0	12,165.1	(9.1)	143.2	(11.9)	(2.3)

Commercial	88.3%	5.0%	6.8%	100.0%	93.1%	0.3%	6.6%	100.0%
Consumer	84.9%	13.2%	1.9%	100.0%	91.1%	6.4%	2.5%	100.0%
Mortgage	84.6%	11.9%	3.5%	100.0%	92.8%	4.4%	2.9%	100.0%
Microcredit	59.3%	31.4%	9.2%	100.0%	78.8%	14.6%	6.6%	100.0%
Composition of gross loans per Stage	85.5%	11.3%	3.2%	100.0%	91.9%	4.5%	3.6%	100.0%

For a general description of reliefs granted in Colombia to support borrowers affected by the pandemic refer to Grupo Aval’s analysis. At December 31, 2020, asset quality measured by loans at least 91 days past due had improved 24 basis points to 2.9% as compared to a year earlier, driven by the improvement in consumer loans. The aforementioned shift in the bank’s growth strategy towards secured products coupled with the positive effects of reliefs enabled the 61 basis points improvement in consumer delinquency. Reliefs were still in place at year-end and included payment holidays and extensions, some of which will contractually expire during the first half of 2021. At December 31, 2020, Banco AV Villas had 0.1% of its gross loans under payment holidays and 5.1% under PAD. Loans past due more than 30 days that had benefited either from payment holidays or were restructured represented 1.7% of gross loans or 7.4% of  loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or were restructured represented 0.8% of gross loans or 3.4% of  loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under PAD for Banco AV Villas, as well as their proportion over each category of loans at the date indicated.

	At December 31, 2020
	Status of reliefs granted						Status of loans under PAD
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans that were relieved	Currently paying	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans under PAD

	(in Ps billions)
Commercial	375.0	9.0	15.1	1.6	16.3	416.9	98.8	2.5	0.4	—	101.6
As a % of commercial loans	15.8%	0.4%	0.6%	0.1%	0.7%	17.6%	4.2%	0.1%	0.0%	0.0%	4.3%
Consumer	756.0	0.5	37.3	35.6	54.1	883.6	340.5	51.2	45.4	1.1	438.3
As a % of consumer loans	10.7%	0.0%	0.5%	0.5%	0.8%	12.5%	4.8%	0.7%	0.6%	0.0%	6.2%
Mortgage	706.4	0.1	36.9	24.3	18.8	786.4	61.9	7.6	2.4	0.1	71.9
As a % of mortgages	29.1%	0.0%	1.5%	1.0%	0.8%	32.4%	2.6%	0.3%	0.1%	0.0%	3.0%
Microcredit	0.2	—	—	—	—	0.2	0.0	—	—	—	0.0
As a % of microcredit loans	41.5%	0.0%	0.0%	0.0%	0.0%	41.5%	6.1%	0.0%	0.0%	0.0%	6.1%
Gross loans	1,837.6	9.6	89.3	61.4	89.1	2,087.1	501.2	61.3	48.1	1.2	611.9
As a % of gross loans	15.5%	0.1%	0.8%	0.5%	0.7%	17.6%	4.2%	0.5%	0.4%	0.0%	5.1%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco AV Villas (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change, 2020
	At December 31,		Change, 2020 vs. 2019		at December 31,		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	105.4	126.5	(21.1)	(16.7)	4.4%	4.3%	15
Consumer	122.5	158.6	(36.1)	(22.8)	1.7%	2.3%	(61)
Mortgage	116.0	96.0	20.0	20.8	4.8%	4.0%	81
Microcredit	0.0	0.1	(0.0)	(38.0)	9.2%	6.6%	259
Gross loans	343.9	381.3	(37.3)	(9.8)	2.9%	3.1%	(24)

	Charge-offs				Charge-offs as a percentage		Change, 2020
	At December 31,		Change, 2020 vs. 2019		of average gross loans		vs. 2019
	2020	2019	#	%	2020	2019	basis points

	(in Ps billions)
Commercial	54.5	39.5	15.0	38.0	2.0%	1.3%	69
Consumer	259.3	280.7	(21.4)	(7.6)	3.7%	4.3%	(58)
Mortgage	0.1	1.8	(1.7)	(94.7)	0.0%	0.1%	(7)
Microcredit	0.1	0.1	(0.1)	(38.0)	15.8%	15.7%	3
Total charge-offs	314.0	322.1	(8.1)	(2.5)	2.6%	2.7%	(13)

(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 141.6% in 2020 and 129.5% in 2019. Relief programs impacted the amount of charge-offs in 2020 as they temporarily reduced past due loan formation and halted charge-offs based on thresholds for days past due set out in Banco AV Villas’ policies. Banco AV Villas charged-off the Ps 54.0 billion total exposure to Concesionaria Ruta del Sol during the third quarter of 2020.

Net income from commissions and fees

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Banking fees	275.4	300.2	(24.8)	(8.3)
Income from commissions and fees	275.4	300.2	(24.8)	(8.3)
Expenses from commissions and fees	(157.4)	(137.3)	(20.1)	14.6
Net income from commissions and fees	118.1	163.0	(44.9)	(27.6)

Income from commissions and fees decreased as a direct result of a 8.3% or Ps 24.8 billion decrease in banking fees. The main drivers for this decrease are the same as those discussed under Grupo Aval’s analysis. Banking service fees decreased 7.3% or Ps 13.6 billion, debit and credit card fees decreased 4.5% or Ps 4.0 billion, and commissions on transfers, checks and checkbooks decreased 34.7% or Ps 2.7 billion. The Ps 4.0 billion decrease in debit and credit cards was driven by (i) a 11.1% or Ps 3.2 billion decrease in income from merchant acquiring and (ii) a 1.3% or Ps 0.8 billion decrease in credit and debit card fees. The 14.6% or Ps 20.1 billion increase in expenses from commissions and fees is mainly attributable to an increase in fees paid to Nexa BPO for external sales-force fees, resulting from the increase in volume of payroll loan originations as compared to 2019. This contributed to the 28.1% growth in the end of period balance of this product.

Net trading income

Banco AV Villas’ net trading income was Ps 16.1 billion in 2020, Ps 0.5 billion lower than in 2019, resulting from a Ps 1.0 billion decrease in net trading income from derivatives and a Ps 0.5 billion increase in income from investment securities at fair value through profit or loss.

Total income from investment securities

Banco AV Villas’ securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). Banco AV Villas manages its investment portfolio in a comprehensive and integral manner that considers the individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Banco AV Villas (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 76.8 billion for 2020, 3.7% or Ps 2.8 billion less than in 2019. This was primarily driven by a 25.9% or Ps 447.2 billion increase in the average balance of total investment securities to Ps 2,170.9 billion in 2020, resulting in a Ps 15.8 billion increase in interest income, which was partially offset by a 76 basis points decrease in the average yield on total investment securities to 3.5% in 2020 from 4.3% in 2019, resulting in a Ps 13.1 billion decrease in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	1.3	1.1	0.2	15.9
Share of profit of equity accounted investees, net of tax (Equity method)	(0.7)	(0.2)	(0.6)	310.1
Net gain on sale of debt and equity securities	26.0	17.3	8.6	50.0
Dividends	3.9	3.8	0.0	1.3
Gain (loss) on the sale of non-current assets held for sale	0.1	0.2	(0.1)	(66.6)
Gain on sale of property, plant and equipment	0.0	0.1	(0.1)	(92.7)
Net gain (loss) in asset valuation	2.5	0.2	2.3	1,096.0
Other	25.9	19.3	6.6	34.1
Other income	58.9	41.9	17.0	40.7

Other income increased 40.7% or Ps 17.0 billion, mainly as a result of an increase in net gain on sale of debt and equity securities. The Ps 8.6 billion increase in net gain on sale of debt and equity securities was driven by the implementation of a profit-taking strategy, taking advantage of temporary favorable conditions in fixed income markets, in spite of the volatility throughout the year. The increase in other is mainly explained by commercial incentives received by Mastercard for reaching credit and debit card issuance goals. The increase in net gain in asset valuation corresponds to the valuation of foreclosed assets in 2020. The Ps 0.2 billion decrease in foreign exchange gains (losses), net to a Ps 1.3 billion net gain was offset by the Ps 1.0 billion decrease in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2020 was a Ps 0.2 billion gain, Ps 0.9 billion lower than in 2019. The Ps 0.6 billion decrease in share of profit of equity accounted investees, net of tax (equity method) is mainly attributable to a decrease in the results of Banco AV Villas’ associates (ATH Negocio Conjunto and Aval Soluciones Digitales).

Other expenses

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.1)	(0.3)	0.2	(57.2)
Personnel expenses	(255.2)	(239.5)	(15.7)	6.6
Administrative and other expenses	(391.5)	(392.9)	1.4	(0.4)
Depreciation and amortization	(67.6)	(65.5)	(2.1)	3.3
Other	(3.8)	(2.4)	(1.5)	63.4
Other expenses	(718.2)	(700.4)	(17.8)	2.5

During 2020, Banco AV Villas focused on strict cost contention as an initiative to mitigate the impact of the pandemic on net income. Other expenses increased 2.5% or Ps 17.8 billion. The 6.6% or Ps 15.7 billion increase in personnel expenses results from a 9.0% or Ps 20.2 billion increase in salaries and employee benefits and a 28.8% or Ps 4.5 billion decrease in labor severances and bonus plan payments. Banco AV Villas’ collective bargaining agreement stipulates a CPI + 2% salary increase for direct employees (CPI for 2019 was 3.8%). In addition, due to the renegotiation of the collective bargaining agreement in December 2020, an additional extra-legal premium was paid by the bank.

As explained under Grupo Aval’s analysis, savings were captured as lockdowns, travel and mobility restrictions and work-from-home policies reduced expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others, as well as lower marketing expenses. For Banco AV Villas, expenses related to these services decreased Ps 24.9 billion. These savings were partially offset by (i) a Ps 10.4 billion increase in joint venture expenses, (ii) a Ps 7.4 billion increase in deposit insurance expenses related to the increase in the average balance of deposits between 2020 and 2019, (iii) a Ps 2.8 billion increase in contributions and affiliations, and (iv) a Ps 2.5 billion increase in leases, mainly in computer equipment.

Given that Banco AV Villas’ other expenses increased 2.5% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, net trading income and other income) decreased by 5.6%, the cost to income efficiency ratio increased to 60.1% in 2020 from 55.4% in 2019. The ratio of other expenses as a percentage of average assets improved by 14 basis points to 4.6% in 2020 from 4.7% in 2019.

Tax expense

Income tax expense for Banco AV Villas decreased by 44.3% or Ps 46.7 billion, to Ps 58.7 billion in 2020. Banco AV Villas’ effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 26.8% in 2020 and 31.1% in 2019. This was driven by a 35.1% or Ps 118.9 billion decrease in taxable income (defined as income before income tax expense excluding dividends and the equity method), resulting in a Ps 39.2 billion decrease in income tax expense. In addition, the bank used (i) a Ps 9.7 billion tax discount related to investments in innovation and technology, expensed during 2020 and (ii) a Ps 3.0 billion of ICA tax discounts when filing the income tax return for 2019, which were reflected as lower income tax expenses for 2020.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest is not a significant contributor to net income for Banco AV Villas, and is responsible for only 0.4% of net income for 2020 and 0.3% for 2019.

Corficolombiana

Overview

Corficolombiana’s net income attributable to owners of the parent for the year ended December 31, 2020 was Ps 1,637.0 billion, increasing 6.9% or Ps 105.7 billion compared to the year ended December 31, 2019. The following discussion describes the main drivers of Corficolombiana’s results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.

	Corficolombiana
	For the year ended		Change 2020 vs
	December 31,		2019
	2020	2019	#	%

	(in Ps billions)
Total interest income	478.7	536.2	(57.5)	(10.7)
Total interest expense	(984.5)	(925.2)	(59.3)	6.4
Net interest income(expense)	(505.7)	(389.0)	(116.7)	30.0
Impairment loss on loans and other accounts receivable	(11.4)	(11.6)	0.2	(1.6)
Impairment (loss) recovery on other financial assets	(0.6)	(0.7)	0.1	(14.5)
Recovery of charged-off financial assets	—	0.0	(0.0)	(100.0)
Net impairment loss on financial assets	(12.0)	(12.3)	0.3	(2.4)
Net interest income, after impairment losses	(517.8)	(401.3)	(116.4)	29.0
Net income from commissions and fees	72.8	65.7	7.0	10.7
Gross profit from sales of goods and services	3,189.2	2,745.1	444.1	16.2
Net trading income	22.1	113.4	(91.3)	(80.5)
Net income from other financial instruments mandatorily at fair value through profit or loss	252.4	217.6	34.7	16.0
Other income	466.9	296.8	170.1	57.3
Other expenses	(231.0)	(230.3)	(0.7)	0.3
Income before tax expense	3,254.7	2,807.1	447.6	15.9
Tax expense	(962.3)	(802.9)	(159.4)	19.8
Net income for the year	2,292.4	2,004.2	288.2	14.4
Net income for the year attributable to:
Owners of the parent	1,637.0	1,531.3	105.7	6.9
Non-controlling interest	655.4	472.9	182.6	38.6

Net interest income

Corficolombiana’s net interest expense was Ps 505.7 billion and Ps 389.0 billion in 2020 and 2019, respectively. Net interest expenses are mainly the result of a net leverage position of the non-financial subsidiaries consolidated by Corficolombiana, as their average balance of interest earning assets (Ps 4,123.5 billion) is smaller than the average of their interest-bearing funding (Ps 18,231.0 billion). Corficolombiana’s consolidated non-financial subsidiaries’ (such as Promigas and toll road concessions) net interest income has been and is expected to continue to be negative in the future as these entities are not financial entities and thus pay interest expenses to fund returns of assets that are mostly not considered interest-earning assets. The returns on those assets were primarily registered in the gross profit (loss) from sales of goods and services line item, and to a lesser extent, in Other income under share of profit of equity accounted investees, net of tax (equity method) and foreign exchange gains (losses), net. Net interest expense contribution from non-financial subsidiaries was Ps 308.5 billion for 2020 and Ps 219.2 billion for 2019.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2020 vs. 2019		the year ended December 31,		year ended December 31,		Change, 2020 vs. 2019
2020	2019	#	%	2020	2019	2020	2019	#	%

(in Ps billions)						(in Ps billions)
4,123.5	4,022.3	101.1	2.5	(12.3)%	(9.7)%	(505.7)	(389.0)	(116.7)	30.0

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature and (ii) the average balance, average rate paid and interest expense on interest-bearing funding with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing funding.

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	1,370.9	1,470.2	(99.3)	(6.8)	15.5%	16.1%	211.9	236.4	(15.3)	(9.2)	(24.5)	(10.4)
Consumer	411.6	400.1	11.5	2.9	20.1%	21.5%	82.6	85.9	2.3	(5.6)	(3.2)	(3.8)
Mortgage	11.1	10.7	0.5	4.2	13.2%	14.2%	1.5	1.5	0.1	(0.1)	(0.1)	(3.4)
Gross loans	1,793.6	1,880.9	(87.3)	(4.6)	16.5%	17.2%	296.0	323.8	(14.4)	(13.4)	(27.8)	(8.6)
Interbank and overnight funds	371.1	484.2	(113.1)	(23.4)	24.4%	25.7%	90.5	124.7	(27.6)	(6.6)	(34.2)	(27.4)
Total gross loans	2,164.7	2,365.2	(200.4)	(8.5)	17.9%	19.0%	386.5	448.5	(35.8)	(26.2)	(62.0)	(13.8)
Investments in debt securities	1,958.7	1,657.1	301.6	18.2	4.7%	5.3%	92.2	87.7	14.2	(9.7)	4.5	5.2
Total interest-earning assets	4,123.5	4,022.3	101.1	2.5	11.6%	13.3%	478.7	536.2	11.7	(69.2)	(57.5)	(10.7)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2020
	year ended December 31,		Change, 2020 vs. 2019		year ended December 31,		year ended December 31,		due to changes in			vs. 2019
	2020	2019	#	%	2020	2019	2020	2019	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Time deposits	3,914.6	3,340.9	573.7	17.2	5.6%	5.9%	(220.5)	(195.5)	(32.3)	7.3	(25.0)	12.8
Savings accounts	656.5	537.8	118.7	22.1	3.3%	4.9%	(21.7)	(26.2)	(3.9)	8.4	4.5	(17.2)
Total interest-bearing deposits	4,571.1	3,878.8	692.4	17.9	5.3%	5.7%	(242.2)	(221.7)	(36.7)	16.2	(20.5)	9.2
Interbank borrowings and overnight funds	2,613.8	2,285.5	328.4	14.4	2.8%	5.1%	(72.1)	(117.2)	(9.1)	54.1	45.1	(38.5)
Borrowings from banks and others	6,611.4	5,262.0	1,349.4	25.6	6.8%	8.0%	(448.2)	(418.4)	(91.5)	61.7	(29.8)	7.1
Bonds issued	4,427.5	3,084.9	1,342.6	43.5	5.0%	5.4%	(222.0)	(168.0)	(67.3)	13.3	(54.1)	32.2
Borrowings from development entities	7.2	20.0	(12.8)	(63.9)	0.0%	0.0%	—	—	—	—	—	N.A.
Other funding	13,659.9	10,652.3	3,007.6	28.2	5.4%	6.6%	(742.3)	(703.5)	(163.4)	124.6	(38.8)	5.5
Total interest-bearing funding	18,231.0	14,531.1	3,700.0	25.5	5.4%	6.4%	(984.5)	(925.2)	(199.8)	140.5	(59.3)	6.4

Corficolombiana derives its interest income mainly from the following activities: (i) income on commercial loans from the Sociedad Portuaria del Callao (SPEC) LNG regasification terminal, which is classified as a financial lease in accordance with IFRS 16, (ii) interests on investment in debt securities and interbank and overnight funds, mainly corresponding to Corficolombiana’s treasury operations, and (iii) income on consumer loans from Promigas’ non-banking financing program under the Brilla brand. The Ps 57.5 billion decrease in interest income was mainly the result of a 172 basis points decrease in the average yield of interest-earning assets to 11.6% in 2020 which was partially offset by a 2.5% or Ps 101.1 billion increase in the average balance of interest-earning assets. The main driver for interest-earning investments in debt securities growth was the liquidity consequence of the temporary differences between an increase in deposits and slow origination resulting from a tighter risk appetite and lower demand for loans, which set the tone for Corficolombiana’s portfolio strategy.

Interest expense for 2020 was impacted by a declining benchmark interest rate and a high liquidity environment. The average Central Bank rate in Colombia contracted by 138 basis points to 2.87% in 2020 from 4.25% in 2019. The end of period Central Bank rate in Colombia contracted by 250 basis points to 1.75% at December 31, 2020 from 4.25% a year earlier. As such, Corficolombiana’s deposit taking activities focused on capturing the liquidity through time deposits and savings accounts while pressing down rates coupled with the trend of the Central Bank rate. In addition, the average rate paid on other funding decreased as variable rate borrowings from banks and other (mainly DTF and IBR) and bonds issued (mainly CPI) decreased with the benchmark rates and inflation.

The Ps 116.7 billion increase in net interest expenses to a Ps 505.7 billion net expense was driven by a Ps 59.3 billion increase in interest expense and a Ps 57.5 billion decrease in total interest income. The increase in total interest expense was mainly the result of a 25.5% or Ps 3,700.0 billion increase in the average balance of interest-bearing funding in 2020, which was partially offset by a 97 basis points decrease in the average cost of interest-bearing funding to 5.4% in 2020. The increase in the average balance reflects a full year of Promigas’ Rule 144A and Regulation S U.S.$400 million bond and Corficolombiana’s Ps 500 billion local bond issuances carried out in October and August 2019, respectively.

Net impairment loss on financial assets

Corficolombiana’s net impairment loss on financial assets decreased Ps 0.3 billion to Ps 12.0 billion in 2020. This was driven by a Ps 0.2 billion decrease in impairment loss on loans and accounts receivable, mainly as a result of a 9.3% contraction in the end of period balance of consumer loans in Promigas at December 31, 2020.

Net income from commissions and fees

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Banking fees	11.1	15.1	(4.0)	(26.5)
Trust activities and portfolio management services	73.7	63.4	10.3	16.3
Income from commissions and fees	84.8	78.5	6.3	8.1
Expenses from commissions and fees	(12.0)	(12.7)	0.7	(5.4)
Net income from commissions and fees	72.8	65.7	7.0	10.7

Net income from commissions and fees increased 10.7% or Ps 7.0 billion, driven by income from commissions and fees, which increased 8.1% or Ps 6.3 billion. Trust and portfolio management activities increased 16.3% or Ps 10.3 billion as Fiduciaria Corficolombiana’s AUMs grew 23.0% and resulted in higher income from fees, while banking fees decreased Ps 4.0 billion, resulting from fewer transactions in investment banking.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Income from sales of goods and services	9,013.6	9,002.0	11.6	0.1
Costs and expenses of sales of goods and services	(5,824.3)	(6,256.8)	432.5	(6.9)
Gross profit from sales of goods and services	3,189.2	2,745.1	444.1	16.2

Gross profit from sales of goods and services mainly reflects the result of Corficolombiana’s non-financial companies. The following discussion identifies the main drivers contributing to the performance by industry:

Infrastructure

Gross profit for infrastructure companies in 2020 was Ps 2,036.8 billion, Ps 0.7 billion more than in 2019. Income increased 5.0% or Ps 189.9 billion mainly explained by construction progress in Covipacífico (27.6% in 2020 compared to 19.8% in 2019), Covioriente (20.9% in 2020 compared to 10.3% in 2019) and Coviandina (16.8% in 2020 compared to 26.4% in 2019). For more information on the accumulated construction progress, please refer to Note 16 of our audited consolidated financial statements. Construction for Corficolombiana’s concessions was temporarily halted at the beginning of the lockdowns implemented as a result of the COVID-19 pandemic (between March 24 and April 13, 2020), by order of the national Government. Once these restrictions were lifted, construction regained traction in the following months and by July, two of the three road concessions under construction regained progress dynamics similar to pre-pandemic levels. Costs increased 10.6% or Ps 189.2 billion driven by construction progress and a Ps 16.9 billion partial provision recognized by Episol, regarding the penalty imposed by the Colombian Superintendency of Industry and Commerce, in relation to the Concesionaria Ruta del Sol II investigation (for more information refer to Note 27 of our audited consolidated financial statements).

Energy and Gas

Gross profit for energy and gas companies in 2020 was Ps 1,142.5 billion, Ps 484.0 billion more than in 2019. Income increased 0.8% or Ps 37.3 billion and costs decreased 11.3% or Ps 446.7 billion. Expenses included a Ps 20.9 billion increase in donations as Promigas and its subsidiaries sought to support the most vulnerable population affected by the pandemic. The increase in gross profit was mainly explained by (i) growth in gas distribution and transportation activities and (ii) a Ps 373.5 billion (U.S.$107.7 million) income in Gases del Pacífico and Gases del Perú, arising from the remeasurement of an intangible asset related to concession contracts in December 2020. The latter resulted from a reassessment of the company’s commercial potential that was successfully developed in 2020 (leading to an increase in the number of industrial clients), which coupled with favorable arbitration outcomes and adjustments in the tariff frameworks, allowed the remeasurement of future recoverable cash flows.

Other sectors

Gross loss for hospitality companies in 2020 was Ps 20.3 billion, a decrease of Ps 55.6 billion compared to a Ps 35.3 billion profit in 2019. Income decreased 58.5% or Ps 223.3 billion driven by a sharp contraction in occupancy rates as a consequence of lockdowns and travel restrictions. Corficolombiana’s hotels were able to adjust their costs to some extent, resulting in a 48.4% or Ps 167.7 billion decrease in expenses, but it was not enough to offset the decrease in income. Hotels reached their lowest point between the second and third quarter of the year, and started to mildly recover towards the fourth quarter of the year as restrictions were progressively lifted and occupancy rates slowly recovered.

Gross profit for agribusiness companies in 2020 was Ps 23.0 billion, Ps 11.7 billion more than in 2019. Income increased 2.2% or Ps 3.6 billion due to a higher yield of rice crops and consolidation of rubber plantations, while costs decreased 5.3% or Ps 8.1 billion mainly explained by efficiencies arising from the implementation of strategic plans. Gross profit for other companies, mainly Tesicol, was Ps 7.3 billion, Ps 3.3 billion more than in 2019. Income increased 10.1% or Ps 4.1 billion and costs increased 2.2% or Ps 0.8 billion.

Net trading income

Corficolombiana’s net trading income was Ps 22.1 billion in 2020, Ps 91.3 billion lower than in 2019, resulting from a Ps 98.2 billion decrease in net trading income from derivatives and a Ps 6.9 billion increase in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was partially offset by a Ps 97.7 billion increase in foreign exchange gains (losses), net, recognized under other income.

Total income from investment securities

Corficolombiana’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). Corficolombiana manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Corficolombiana (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 203.3 billion for 2020, 5.9% or Ps 11.4 billion more than in 2019. This was primarily driven by a 25.4% or Ps 872.9 billion increase in the average balance of total investment securities to Ps 4,313.8 billion in 2020, resulting in a Ps 41.1 billion increase in interest income, which was partially offset by an 86 basis points decrease in the average yield on total investment securities to 4.7% in 2020 from 5.6% in 2019, resulting in a Ps 29.7 billion decrease in interest income. The main drivers for this performance were discussed above in net interest income.

Net income from other financial instruments mandatorily at FVTPL

Net income from financial instruments mandatorily at FVTPL reflect the fair value of concession arrangements entered between Promigas and the Colombian Government, and increased by Ps 34.7 billion to Ps 252.4 billion in 2020 as compared to 2019.

Other income

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	76.1	(21.6)	97.7	(451.7)
Share of profit of equity accounted investees, net of tax (Equity method)	202.4	207.3	(4.9)	(2.4)
Net gain on sale of debt and equity securities	110.8	31.1	79.7	256.3
Dividends	75.1	76.6	(1.5)	(1.9)
Gain (loss) on the sale of non-current assets held for sale	—	0.0	(0.0)	(100.0)
Gain on sale of property, plant and equipment	0.0	0.0	(0.0)	(100.0)
Net gain (loss) in asset valuation	(1.4)	1.4	(2.8)	(202.5)
Other	3.9	1.9	1.9	100.0
Other income	466.9	296.8	170.1	57.3

Other income increased 57.3% or Ps 170.1 billion, mainly as a result of an increase in foreign exchange gains (losses), net. The Ps 97.7 billion increase in foreign exchange gains (losses), net to a Ps 76.1 billion net gain was offset by the Ps 98.2 billion decrease in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2020 was Ps 12.9 billion loss, remaining stable as compared to 2019. The Ps 79.7 billion increase in net gain on sale of debt and equity securities was driven by the implementation of a profit-taking strategy, taking advantage of favorable conditions in fixed income markets, in spite of the volatility throughout the year.

The Ps 4.9 billion decrease in share of profit of equity accounted investees, net of tax (equity method) was mainly driven by a Ps 20.3 billion decrease to a Ps 10.8 billion loss in Aerocali (airport concession in Cali) explained by the negative impact of travel restrictions, which was partially offset by a Ps 19.0 billion increase in Promigas’ associates in the gas distribution business. Other equity accounted investees such as Nexa BPO, Extrucol and Concesionaria Tibitoc contributed to the decrease in equity method. The Ps 1.5 billion decrease in dividends was mainly driven by a Ps 5.1 billion decrease from Sociedad Aeroportuaria de la Costa and a Ps 2.8 billion decrease from Gas Natural, which was partially offset by a Ps 4.8 billion increase from Grupo Energía de Bogotá (GEB) and a Ps 1.6 billion increase from Fiduciaria de Occidente.

Other expenses

	Year ended December 31,		Change, 2020 vs. 2019
	2020	2019	#	%

	(in Ps billions)
Personnel expenses	(97.1)	(91.2)	(5.9)	6.5
Administrative and other expenses	(88.6)	(85.5)	(3.1)	3.6
Depreciation and amortization	(8.9)	(7.8)	(1.1)	14.8
Impairment loss on other assets	(0.6)	(0.2)	(0.3)	140.7
Net loss from liquidation of subsidiaries	(5.2)	(44.3)	39.1	(88.4)
Other	(30.6)	(1.3)	(29.3)	2,310.8
Other expenses	(231.0)	(230.3)	(0.7)	0.3

Other expenses increased 0.3% or Ps 0.7 billion. The Ps 39.1 billion decrease in net loss from liquidation of subsidiaries results from lower expenses from Leasing Corficolombiana, which continued its voluntary liquidation process. The 29.3 billion increase in other is explained by a Ps 27.8 billion partial provision of the penalty imposed to Corficolombiana by the Colombian Superintendency of Industry and Commerce in relation to the Concesionaria Ruta del Sol II investigation (for more information refer to Note 27 of our audited consolidated financial statements). The increase in personnel expenses results from an 8.0% or Ps 7.1 billion increase in salaries and employee benefits and a 56.7% or Ps 1.2 billion decrease in labor severances and bonus plan payments. For reference, the minimum wage in Colombia increased by 6.0% in 2020 as compared to 2019. Salaries and employee benefits increased more than the minimum wage, mainly because of the increase in headcount related to the implementation of the Integrated Commercial Model (MCI) and the levelling of salaries based on market comparisons.

Tax expense

Income tax expense for Corficolombiana increased by Ps 159.4 billion, or 16.2%, to Ps 962.3 billion in 2020. Corficolombiana’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 32.3% in 2020 and 31.3% in 2019. This was driven by a 16.6% or Ps 414.9 billion increase in taxable income (defined as income before income tax expense excluding dividends and the equity method).

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in Corficolombiana increased by 38.6%, or Ps 182.6 billion to Ps 655.4 billion in 2020. The increase is mainly explained by a Ps 157.1 billion increase in net income attributable to non-controlling interest from Promigas. The ratio of net income attributable to non-controlling interest to net income increased to 28.6% in 2020 from 23.6% in 2019, given the higher weight of Promigas in net income, in which Corficolombiana holds a 50.9% controlling interest.

B.          Liquidity and capital resources

The following table sets forth our sources of funding at the dates indicated.

	At December 31,
	2020	2019

	(in Ps billions)
Liabilities and equity:
Trading liabilities	1,452.6	962.4
Hedging derivatives liabilities	56.6	94.3
Customer deposits	211,841.6	175,491.4
Interbank borrowings and overnight funds	7,179.6	9,240.5
Borrowings from banks and others	19,654.5	19,803.3
Bonds issued	27,760.8	21,918.3
Borrowings from development entities	4,029.8	3,882.5
Provisions	912.9	868.6
Income tax liabilities	3,588.2	3,258.6
Employee benefits	1,201.9	1,235.0
Other liabilities	9,777.9	8,729.4
Total liabilities	287,456.3	245,484.3
Equity attributable to owners of the parent	20,657.3	19,850.6
Non-controlling interest	14,782.3	13,497.7
Total equity	35,439.6	33,348.3
Total liabilities and equity	322,895.9	278,832.6

Capitalization ratios

The following tables present consolidated capitalization ratios for our Colombian banking subsidiaries and Corficolombiana which are subject to capital requirements. As discussed in other sections of this document, Decree 1477 of 2018 modified the capital adequacy requirements applicable to financing entities in Colombia. As a result, our banking subsidiaries migrated to Basel III capital requirements starting in January, 2021.

	At December 31, 2020
	Grupo Aval entities
	Banco de	Banco de	Banco	Banco AV		Grupo Aval
(in percentages)	Bogotá	Occidente	Popular	Villas	Corficolombiana	consolidated
Tangible equity ratio(1)	7.6%	10.3%	10.9%	10.8%	30.6%	8.3%
Tier 1 ratio(2)	8.9%	8.7%	8.7%	10.7%	31.5%	—
Solvency ratio(3)	12.1%	10.6%	10.5%	12.0%	35.3%	—

Source: Company calculations based on each entity’s respective financial statements for the period indicated. Tangible equity ratio is calculated under IFRS. Tier 1 ratio and solvency ratio are calculated under Colombian IFRS applicable to Consolidated Financial Statements as required by the Superintendency of Finance.

(1)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights). See “Item 3. Key Information—A. Selected financial data— Ratios and Measures of Financial Performance”.
(2)	Tier 1 ratio is calculated as primary capital and additional primary capital divided by risk-weighted assets.
(3)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital Adequacy Requirements”.

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

Funding

Our banking subsidiaries fund most of their loans with customer deposits. Other sources of funding include interbank borrowings and overnight funds, borrowings from banks and other, borrowings from development entities and bonds issued. For more information on funding, refer to Note 21 of our audited consolidated financial statements.

The following table summarizes the funding structure of our banks on a consolidated basis at the dates indicated.

	At December 31,
	2020	2019

	(in Ps billions)
Customer deposits	211,841.6	175,491.4
Interbank borrowings and overnight funds	7,179.6	9,240.5
Borrowings from banks and others	19,654.5	19,803.3
Bonds issued	27,760.8	21,918.3
Borrowings from development entities	4,029.8	3,882.5
Total funding	270,466.4	230,336.0

Total funding increased by 17.4% between December 31, 2020 and December 31, 2019 mainly as a result of an increase in deposits and bonds issued.

Between December 31, 2020 and December 31, 2019, customer deposits and bonds issued as a percentage of total funding increased by 214 basis points and 75 basis points to 78.3% and 10.3%, respectively. Interbank borrowings and overnight funds, borrowings from banks and others, and borrowings from development entities as a percentage of total funding decreased by 136 basis points, 133 basis points and 20 basis points to 2.7%, 7.3% and 1.5%, respectively.

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

The following table presents Grupo Aval’s and its subsidiaries international and local ratings as issuers.

		International			Local
					Fitch	BRC		Outlook	Outlook
			Fitch	Standard	Ratings	Standard	Outlook	Fitch	Standard
		Moody's	Ratings	& Poor's	Nacional	& Poor's	Moody’s	Ratings	& Poor's
Grupo Aval	Foreign currency - Long term	Ba2	BBB-				Negative	Negative
	Local currency - Long term	Ba2	BBB-			AAA
Banco de Bogotá	Foreign currency - Long term	Baa2	BBB-	BB+			Negative	Negative	Stable
	Foreign currency - Short term	P2	F3	B
	Local currency - Long term	Baa2	BBB-	BB+		AAA	Negative	Negative	Stable
	Local currency - Short term	P2	F3	B		BRC1+
Banco de Occidente	Foreign currency - Long term		BBB-					Negative
	Foreign currency - Short term		F3
	Local currency - Long term		BBB-		AAA	AAA		Negative
	Local currency - Short term		F3		F1+	BRC1+
Banco Popular	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Banco AV Villas	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Corficolombiana	Foreign currency - Long term		BBB-					Negative
	Foreign currency - Short term		F2
	Local currency - Long term		BBB-		AAA	AAA		Negative
	Local currency - Short term		F2		F1+	BRC1+

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

The following tables present our consolidated funding from deposits at the dates indicated.

	At December 31,
	2020	2019

	(in Ps billions)
Interest-bearing customer deposits:
Checking accounts	30,269.7	25,636.9
Time deposits	83,559.2	73,225.2
Savings deposits	76,551.5	59,352.8
Total interest-bearing customer deposits	190,380.4	158,214.8
Non-interest-bearing customer deposits:
Checking accounts	20,928.6	16,812.8
Other deposits(1)	532.7	463.8
Total non-interest-bearing customer deposits	21,461.2	17,276.6
Total customer deposits	211,841.6	175,491.4

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

Checking accounts. Our consolidated balance of checking accounts was Ps 51,198.3 billion at December 31, 2020 and Ps 42,449.7 billion at December 31, 2019, representing 18.9% and 18.4% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 83,559.2 billion at December 31, 2020 and Ps 73,225.2 billion at December 31, 2019, representing 30.9% and 31.8% of total funding, respectively.

The following table present time deposits held by amount and maturity for deposits at the date indicated.

	At December 31, 2020
	Peso-	Foreign currency-
	denominated	denominated	Total

	(in Ps billions)
Domestic
Up to 3 months	6,894.9	7,889.1	14,784.0
From 3 to 6 months	4,524.3	1,079.7	5,604.0
From 6 to 12 months	6,855.4	314.5	7,169.9
More than 12 months	14,140.8	124.8	14,265.6
Time deposits less than U.S.$100,000(1)	5,410.5	175.8	5,586.3
Total domestic	37,825.9	9,583.8	47,409.7

Foreign	—	36,149.5	36,149.5
Total time deposits	37,825.9	45,733.3	83,559.2

(1)	Equivalent to Ps 343.2 million at the representative market rate at December 31, 2020 of Ps 3,432.50 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 76,551.5 billion at December 31, 2020 and Ps 59,352.8 billion at December 31, 2019, representing 28.3% and 25.8% of total funding requirements, respectively, in each of those years.

Other deposits. Our consolidated balance of other deposits, which consist mainly of deposits from correspondent banks, cashier checks and collection services, was Ps 532.7 billion at December 31, 2020 and Ps 463.8 billion at December 31, 2019, representing 0.2% and 0.2%, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 7,179.6 billion at December 31, 2020 and Ps 9,240.5 billion at December 31, 2019, representing 2.7% and 4.0% of total funding requirements, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings at and for the year ended December 31, 2020.

	At and for the year ended December 31,
	2020
		Nominal
		weighted
		average
	Amount	rate

	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	7,179.6	—
Average during period	8,711.4	3.3%
Maximum amount of borrowing at any month-end	11,710.1	—
Interest paid during the period	284.0	—

As part of their interbank transactions, our banks maintain a portfolio of Government securities and private sector liquid debt instruments that can be used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term nature of this source of funding, the balance of these transactions is volatile.

Borrowings from banks and others. Our consolidated balance of borrowings from banks and others was Ps 19,654.5 billion at December 31, 2020 and Ps 19,803.3 billion at December 31, 2019, representing 7.3% and 8.6% of total funding requirements, respectively.

Borrowings from development entities. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 4,029.8 billion at December 31, 2020 and Ps 3,882.5 billion at December 31, 2019, representing 1.5% and 1.7% of total funding requirements, respectively.

Bonds issued. Grupo Aval and its subsidiaries issue bonds in the Colombian and international markets. Our consolidated balance of bonds issued outstanding was Ps 27,760.8 billion at December 31, 2020 and Ps 21,918.3 billion at December 31, 2019, representing 10.3% and 9.5% of total funding requirements, respectively.

We and our subsidiaries have also issued bonds in pesos and USD in the local and international markets. The following bond issuances were placed in the market in 2020:

	Issuance	Amount
Issuer	date	(in Ps billions)	Expiration date	Interest rate
Banco de Bogotá S.A.	2020	300.0	September 2023 and 2025	Fixed 4.75% and IBR + 2.89%
Banco de America Central Honduras S.A. (1)	2020	107.8	March 2021 to December 2023 and September 2023 to December 2025	Fixed 3.20% to 4.75% and Banker Rate 3.50% to 7.50%
Multi Financial Group(1)	2020	252.1	January 2021 to February 2025	Fixed 2.75% to 4.13%
Banco de Occidente S.A.	2020	350.0	August 2023, 2026 to 2032	IBR + 1.37%, CPI + 2.37% to 3.30%
Banco Popular S.A.	2020	495.0	February 2023 to 2027	Fixed 5.88% to 6.29%
Promigas S.A.E.S.P.	2020	600.0	November 2025 to 2045	Fixed 1.75% to 3.77%

	Issuance	Amount
Issuer	date	(in USD billions)	Expiration date	Interest rate
Grupo Aval Limited	2020	1.0	February 2030	Fixed 4.375%
Promigas S.A.E.S.P.	2020	0.1	October 2029	Fixed 3.75% and 6.25%

(1)	Translated to pesos using the representative market rate as computed and certified by the Superintendency of Finance at the date of each issuance.

Capital expenditures

Grupo Aval incurred in Ps 491.7 billion of net capital expenditures in tangible assets in 2020, as compared to Ps 633.6 billion in 2019.

C.         Research and development, patents and licenses, etc.

N/A.

D.          Trend information

During 2020, Grupo Aval’s banking operation contributed 53.8% of its attributable net income, its merchant bank business contributed 27.6% and its pension fund business the remaining 18.6%. Results for the banking business in 2020 were negatively impacted by the economic effects of lockdowns designed to mitigate the spread of COVID-19.

Gross loans grew by 12.5% year-on-year in 2020, from a combination of organic growth and the business combination of MFG by LB Panamá, as discussed under Grupo Aval’s discussion of results of operations. For information on this acquisition, please refer to Note 35 of our audited consolidated financial statements.

In Colombia, year-on-year gross loan growth was 5.6% in 2020 (6.6% in 2019), in line with the slow origination dynamics resulting from the pandemic. Results for each gross loan portfolio was as follows: 3.8% in commercial loans (4.3% in 2019), 8.0% in consumer loans (9.8% in 2019), 11.5% in mortgage loans (14.1% in 2019), and -9.3% in microcredit loans (-3.6% in 2019).

In Central America, year-on-year gross loan growth was 27.8% (22.0% in U.S.$) in 2020 compared to the 4.6% growth (3.7% in U.S.$) registered in 2019, including the acquisition of MFG, which contributed Ps 11,644.0 billion (U.S.$3,392.3 million) in gross loans. Organic year-on-year gross loan growth in Central America was 6.7% (1.9% in U.S.$) in 2020 from 4.6% (3.7% in U.S.$) in 2019. Lower growth was related to a general slowdown of loan growth in the countries where we operate in Central America.

Net interest margin (NIM) for 2020 decreased by 50 basis points to 5.1% as a result of lower NIMs in Colombia and Central America. As Central Banks turned towards accommodative monetary policies in the countries where we operate, NIM compressed due to the repricing of variable rate commercial loans and to an increasingly competitive environment in lower risk products and segments such as payroll loans. Additionally, the acquisition and incorporation of MFG lowered the NIM of our Central American operations as it increased the share of interest-earning assets in Panama, which has a lower NIM than other countries in the region.

Cost of risk net of recoveries was 3.0% for 2020, 77 basis points higher than in 2019. Grupo Aval’s cost of risk deteriorated driven by the increase in expected credit losses (ECL) resulting from lower economic activity triggered by lockdowns. Asset quality, as measured by gross loans classified as Stage 2 and Stage 3 over gross loans, deteriorated to 19.3% in 2020 from 10.0% in 2019.

Net trading income from derivatives was stronger in 2020 than in 2019, although partially offset by foreign exchange gains (losses), particularly in Colombia. Net trading income on investments although strong, remained relatively stable compared to the previous year, and was volatile as it reflected losses during the first quarter and gains throughout the remainder of the year. The prevailing favorable market conditions between May and December 2020 enabled our financial subsidiaries to realize gains on fixed income held at FVOCI, some of which had been purchased at favorable prices between March and April 2020.

Grupo Aval focused part of its efforts on a rigorous control of operating expenses growth in 2020. Other expenses grew by 4.7% as compared to 2019, with our Colombian operations posting a 2.2% decrease and our Central American operations a 15.6% increase (3.1% in U.S.$), impacted by the acquisition of MFG. Organic other expenses in Central America decreased 3.1% in U.S.$ terms. Part of these savings were achieved as lockdowns, travel and mobility restrictions and work-from-home policies reduced expenses such as staffing, utilities, travel and transportation, and supplies and stationery, among others, in addition to lower marketing expenses. The continued progress of our digital efforts and cost control initiatives across our subsidiaries also contributed to this improvement. Some initiatives include (i) reformatting and closure of branches, (ii) business process optimizations, (iii) a migration of transactions to digital channels and (iv) an ATM network optimization.

During 2020, Grupo Aval’s merchant banking business reflected a strong contribution from Corficolombiana’s energy and gas companies and infrastructure projects. Results of operations of Grupo Aval’s non-financial entities for 2021 are expected to be similar to 2020, as the constructions of Coviandina, Covipacifico, and Covioriente progress.

The pension fund business reflected a positive evolution in the number of clients that helped increase income from fees, which was partially offset by a lower average yield on its portfolio as compared to 2019. Porvenir’s clients for mandatory, voluntary and severance funds at December 31, 2020 were 14.9 million (5.8% more customers than the 14.1 million customers at December 31, 2019). This result was driven by (i) an increase of 516.0 thousand clients to Porvenir’s mandatory pension fund to 10.1 million (a 5.4% increase) and an increase of 294.6 thousand clients to severance funds to 4.7 million (a 6.7% increase). This was partially reflected in a 12.3% increase in Porvenir’s AUMs related to these funds to Ps 147.2 trillion.

Grupo Aval’s future results will be driven by the performance of our banking operations and thus will depend on how credit volumes, net interest margin, cost of risk and overall expenses behave. Results from our investments in the non-financial sector will be highly reliant on how investments in the infrastructure (construction progress) and energy & gas (distribution volumes) sectors perform; and in a lesser magnitude, performance of hospitality, agribusiness and other sectors. Our pension fund business will depend on both the number of new clients and on market conditions, reflected on Porvenir’s investment portfolios.

E.          Off-balance sheet arrangements

In the ordinary course of business, our banking subsidiaries have entered into various types of off-balance sheet arrangements, including credit lines, letters of credit and financial guarantees. Our banking subsidiaries utilize these instruments to meet their customers’ financing needs. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the entire commitment or our bank fulfill its entire obligation under the guarantees, and the counterparty subsequently fails to perform according to the terms of the contract. Our banking subsidiaries may hold cash or other liquid collateral to support these commitments, and they generally have legal recourse to recover amounts paid but not recovered from customers under these instruments. Most of these commitments and guarantees expire undrawn. As a result, the total contractual amount of these instruments does not represent our banking subsidiaries’ future credit exposure or funding requirements under normal circumstances. In addition, some of these commitments, primarily those related to consumer financing, are cancelable by our banks upon notice.

The following table presents the maximum potential amount of future payments under these instruments and other contingencies at the dates presented for Grupo Aval on a consolidated basis.

	At December 31,
	2020	2019

Grupo Aval	(in Ps billions)
Unused credit card limits	23,931.9	23,125.2
Issued and confirmed letters of credit	1,236.6	1,133.4
Unused lines of credit	3,825.4	2,935.3
Bank guarantees	3,104.8	3,341.6
Approved credits not disbursed	3,250.3	1,619.1
Civil demands against our banks	474.9	305.2
Other	2,896.3	865.4
Total	38,720.1	33,325.2

F.          Tabular disclosure of contractual obligations

The following tables present our contractual obligations at December 31, 2020.

	At December 31, 2020
	Payments due by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	Grupo Aval (in Ps billions)
Liabilities:
Long-term debt obligations	27,760.8	1,407.5	8,085.4	2,763.8	15,504.1
Time deposits	83,559.2	55,068.9	20,052.4	5,211.6	3,226.3
Long-term borrowings from banks and others	19,654.5	5,109.9	3,873.0	1,797.7	8,874.0
Interbank and overnight funds	7,179.6	7,179.6	—	—	—
Borrowings from development entities	4,029.8	723.5	1,574.5	686.4	1,045.4
Employee benefit plans	1,201.8	549.6	187.8	93.6	370.8
Other liabilities	9,777.9	8,719.8	947.1	90.2	20.7
Total	153,163.6	78,758.9	34,720.2	10,643.3	29,041.2

See Note 21 to our audited consolidated financial statements at December 31, 2020.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and senior management

Board of Directors

The Board of Directors of Grupo Aval is composed of seven principal members and seven alternate members, each of whom serves a one-year term and may be reelected indefinitely. The term for the current directors expires on March 31, 2022.

The current members of the Board of Directors were appointed at a shareholders’ meeting held on March 26, 2021. The following table presents the names of the current principal and alternate members of the board of directors.

Board member	Alternate
Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Carlos Eduardo Upegui Cuartas
María Lorena Gutiérrez Botero	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock (1)(3)	Ana María Cuéllar de Jaramillo
Fabio Castellanos Ordóñez (1)(2)(3)	Luis Fernando López R. (2)
Miguel Largacha Martínez	César Prado Villegas
Esther América Paz Montoya(1)(2)(3)	Germán Villamil Pardo(2)

(1)	Member of the Audit committee.
(2)	Independent director under Colombian requirements.
(3)	Independent director under SEC Audit Committee rules.

Luis Fernando Pabón Pabón is the secretary of our Board of Directors.

Biographical information of the principal members of our board of directors and the secretary of our board is set forth below. Ages of members of our board of directors throughout this annual report are as of April 7, 2021.

Luis Carlos Sarmiento Angulo, age 88, has served as the Chairman of the board of directors of Grupo Aval since 1999. Mr. Sarmiento Angulo is the founder and controlling shareholder of Grupo Aval and, since 1985, has served as a member of the board of directors of Organización Luis Carlos Sarmiento Angulo Ltda., an affiliate of our controlling shareholder. Since 2010 he has served as principal member of the Board of Directors of Casa Editorial El Tiempo and of CEET TV. He also serves as Chairman of the board of directors of the following not-for-profit entities: Fundación Grupo Aval, Fundación Luis Carlos Sarmiento Angulo, and Fundación Centro de Tratamiento e Investigación del Cáncer—“CTIC”. He is supporting, among other initiatives, Corporación Microcrédito Aval, a microfinance not-for-profit organization, the CTIC, Corporación Excelencia en la Justicia, and Fundación para el Futuro de Colombia—Colfuturo. He holds a degree in Civil Engineering from Universidad Nacional de Colombia. He is the father of the President of Grupo Aval, Mr. Luis Carlos Sarmiento Gutiérrez. Mr. Sarmiento Angulo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Alejandro Figueroa Jaramillo, age 79, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Figueroa Jaramillo has been the President of Banco de Bogotá since 1988. He has been employed with Banco de Bogotá since 1973, where he also served as Executive Vice President and Vice President of Finance. He is the Chairman of the board of directors of Porvenir and has been a board member of Porvenir since 1991. He has also been a member of the board of directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011. He previously served as Vice-Minister and Deputy Minister of Economic Development of Colombia. He holds a degree in Civil Engineering from Facultad de Minas de la Universidad Nacional in Antioquia and a Master of Arts degree and PhD candidate in Economics from Harvard University. Mr. Figueroa Jaramillo’s business address is Calle 35 No. 7-47, Bogotá, D.C., Colombia.

María Lorena Gutiérrez Botero, age 52, has served as President of Corficolombiana since August, 2018. Ms. Gutiérrez previously served as Minister of Commerce, Industry and Tourism from 2017 to 2018, Ambassador of Colombia in Germany from 2016 to 2017 and Minister to the Presidency from 2010 to 2016. She has also served in the past as Dean of the Business School at Universidad de Los Andes. She holds a degree in Industrial Engineering with a specialization in finance from Universidad de los Andes, a Master of Business Administration (MBA) and a PhD in Finance from the A.B. Freeman School of Business at Tulane University. Her principal business address is Carrera 13 No. 26-35, Bogotá, D.C., Colombia.

Álvaro Velásquez Cock, age 81, has served as a principal member of the board of directors of Grupo Aval since 2013 and previously as an alternate member thereof since 2008. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the

Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendency of Finance. He has been a member of the board of directors of Banco de Bogotá since 2001, of Banco de Bogotá—Panamá since 1984, of Corficolombiana since 1992, of Unipalma since 1996 and of BAC entities since 2011. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Fabio Castellanos Ordóñez, age 64, has served as a principal member of the Board of Directors of Grupo Aval since March 2018 and previously as an alternate member since September 2015. He was, until last year, the local representative in Colombia of AMF (Ascending Markets Financial Guaranty Corporation) and has previously acted as Chief Country Officer and Executive Director of ABN-AMRO Bank (Colombia) S.A., The Royal Bank of Scotland (Colombia) S.A., Scotiabank Colombia S.A. and Vice President and Corporate Finance Executive of the Representative Office in Colombia of The Chase Manhattan Bank, N.A. Mr. Castellanos serves as member of the Board of Directors of Ignacio Gómez IHM S.A. He holds a degree in Business Administration from California State Polytechnic University and a Masters Degree in Management in the Network Economy from Universitá Cattolica del Sacro Cuore. Mr. Velásquez Cock’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.Mr. Castellanos Ordóñez’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Miguel Largacha Martínez, age 57, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., and held other positions within BBVA Colombia S.A., including Executive Vice President and Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the board of directors of Fundación Grupo Aval since 2011. He holds a law degree from Universidad Javeriana and has further completed graduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 27-75, Bogotá, D.C., Colombia.

Esther América Paz Montoya, age 66, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the board of directors of Agremiación Cívica Centro Internacional San Diego S.A. since 2009. She holds a degree in Business Administration from the Universidad del Valle and graduate studies in finance from Universidad de Los Andes. Ms. Paz Montoya’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Biographical information of the alternate members of our board of directors is set forth below.

Mauricio Cárdenas Müller, age 51, has served as an alternate member of the board of directors of Grupo Aval since 2015. Previously, he served as a principal member on the board of directors of Grupo Aval from 2010 until 2014, and as an alternate member thereof since 2002 until 2010. Mr. Cárdenas Müller has acted as chief advisor to Luis Carlos Sarmiento Angulo since 2004. He is a member of the board of directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. since 2014, and previously served from 2002 until 2011. He has also served as a member of the board of directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, of Porvenir since 2008, and of Casa Editorial El Tiempo since 2011. Mr. Cárdenas holds a degree in Electronic Engineering from Universidad Javeriana and a MBA from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá, D.C., Colombia.

Carlos Eduardo Upegui Cuartas, age 59, has served as an alternate member of the board of directors of Grupo Aval since March 26, 2021. Mr. Upegui Cuartas has been President of Banco Popular since June 2014 and previously acted as its Executive Vice-president. Previously he was legal representative of Ripley Compañía de Financiamiento S.A. from 2012 to 2014 and President of BCSC S.A. from 2009 to 2012. He has also served in the past as member of the Board of Directors in several financial entities including Metlife Colombia Seguros de Vida S.A., Titularizadora Colombiana S.A., Depósito Centralizado de Valores de Colombia—Deceval S.A. He holds a degree in business administration with graduate studies in markets from Universidad de los Andes. His business address is Calle 17 No. 7-43, Bogotá, D.C., Colombia.

Juan Camilo Ángel Mejía, age 55, has served as an alternate member on the board of directors of Grupo Aval since 2008. Mr. Ángel Mejía has been the President of Banco AV Villas since 2007, and previously acted as its Vice President of Credit and Portfolio, Vice President of Asset Regularization and Vice President of Real Estate. Previously he was an advisor in the Offerings Department of Banco Central Hipotecario and Project Manager in the Capital Markets division of Corfinsura. He has also been a member of the board of directors of Asociación Bancaria de Colombia since 2007, of Titularizadora Colombiana S.A. since 2008 and of Fundación Grupo Aval since 2011. He holds a degree in Civil Engineering from the Universidad de Medellín with graduate studies in finance from Universidad Eafit. Mr. Ángel Mejía’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Ana María Cuéllar de Jaramillo, age 67, has served as an alternate member of the board of directors of Banco de Bogotá since 2007 and also serves as a member of the board of directors of Megalínea, Biomax S.A. and of BAC entities since 2011. Ms. Cuéllar de Jaramillo is an independent consultant who specializes in systems and procedures for financial control and has formerly served as Director of the Dirección de Impuestos y Aduanas Nacionales DIAN and in several positions in Citibank. She holds a degree in accounting from Universidad Jorge Tadeo Lozano. Ms. Cuéllar de Jaramillo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luis Fernando López Roca, age 64, has served as an alternate member on the board of directors of Grupo Aval since March 23, 2018. Dr. López Roca is a partner of López Montealegre Abogados S.A., Director of the Financial Law Department at Universidad Externado de Colombia, Alternate Judge of the Constitutional Court for the 2018-2021 period and arbitrator. Dr. López Roca has acted as Superintendent of Securities, President of the Colombian Association of Commercial Financing Companies, and Advisor to the Inter-American Development Bank. He also held several positions in the Superintendency of Corporations, the Chamber of Commerce of Bogotá and the Superintendency of Banks (Superintendency of Finance). Dr. López Roca holds a Law Degree and PhD from Universidad Externado de Colombia, with an LLM in International Business Law at Universidad Francisco Vitoria and graduate studies in Economic, Commercial and Financial law at Universidad Externado de Colombia and Universidad de los Andes. Dr. López Roca’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

César Prado Villegas, age 49, has served as President of Banco de Occidente since September 2018 and as member of the board of directors of Grupo Aval since March 29, 2019. Mr. Prado previously served as Administrative Vice-president of Banco de Bogotá from April to September 2018, President of Fiduciaria Bogotá from 2010 to 2018 and Superintendent of Finance from 2007 to 2008. He holds a law degree from Universidad del Rosario, a graduate degree in commercial law from Universidad de los Andes and an LLM from The London School of Economics. His business address is Carrera 4 No. 7-61, Cali, Colombia.

Germán Villamil Pardo, age 61, has served as an alternate member on the board of directors of Grupo Aval since 2010 and previously as a principal member thereof since 2006. Mr. Villamil Pardo is a partner of Gómez Pinzón Abogados S.A. He has served as a member of the board of directors of Gómez Pinzón Abogados S.A. since 1997. Mr. Villamil Pardo formerly served as a member of the board of Inversiones Inmobiliarias Arauco Alameda S.A.S and Inversiones Inmobiliarias Barranquilla Arauco S.A.S. He previously held several positions in the Ministry of Finance of Colombia as well as in Banco de la República. He holds a law degree with graduate studies in tax law from the Universidad de los Andes. Mr. Villamil Pardo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luis Fernando Pabón Pabón, age 62, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the board of directors of Banco AV Villas since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007, of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006 and of Casa Editorial El Tiempo and CEET TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and graduate studies in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Executive officers

The executive officers of Grupo Aval are responsible for the day-to-day management of our company. Although the Presidents of Banco Popular and BAC are not represented in the board of directors or in the management of Grupo Aval, they are key individuals in our group’s Colombian and Central American banking businesses.

The following table lists the names and positions of our executive officers and the presidents of our banking subsidiaries, Corficolombiana, Porvenir and BAC. Certain of our executive officers are also members of the boards of directors of our subsidiaries.

Name	Position
Luis Carlos Sarmiento Gutiérrez	President
Diego Fernando Solano Saravia	Chief Financial Officer
Rodolfo Vélez Borda	Chief of Information Technology
Rafael Eduardo Neira Torres	Chief of Internal Control
Jorge Adrián Rincón Plata	Chief Legal Counsel
Luz Karime Vargas Hurtado	Chief Risk Management Officer
María Edith González Flórez	Vice President of Accounting

Banco de Bogotá
Alejandro Figueroa Jaramillo	President
Banco de Occidente
César Prado Villegas	President
Banco Popular
Carlos Eduardo Upegui Cuartas	President
Banco AV Villas
Juan Camilo Ángel Mejía	President
Corficolombiana
María Lorena Gutiérrez Botero	President
Porvenir
Miguel Largacha Martínez	President
BAC Credomatic
Rodolfo Tabash Espinach	President

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 7, 2021.

Luis Carlos Sarmiento Gutiérrez, age 59, has served as President of Grupo Aval since 2000. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He has been the Chairman of the board of directors of Banco de Bogotá since 2004 and of Corficolombiana since 2006. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a MBA with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez is the son of the Chairman of the board of directors of Grupo Aval, Mr. Sarmiento Angulo. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Diego Fernando Solano Saravia, age 55, has served as Chief Financial Officer since 2010, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. He previously served as associate principal at McKinsey & Co. and Corporate Banking Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a MBA from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rodolfo Vélez Borda, age 56, has served as Chief of Information Technology at Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He has been a member of the board of directors of Fondo de Empleados FEVI since 2012, ACH Colombia S.A. since 2006 and A Toda Hora S.A. ATH since 2005. He holds a degree in Systems Engineering from the Universidad de Los Andes, graduate studies in Telecommunications from the Universidad de Los Andes and a Business Management specialty from Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rafael Eduardo Neira Torres, age 63, has served as Chief of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Financial Superintendent, and formerly as Adjunct Financial Superintendent, at the Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in Accounting from the Universidad Jorge Tadeo Lozano and graduate studies in Banking Management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Jorge Adrián Rincón Plata, age 41, has served as our Chief Legal Counsel since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luz Karime Vargas Hurtado, age 48, has served as Chief Risk Management Officer since 2019, and formerly as Chief Internal Audit in Grupo Aval since 2012. Previously served as Audit Manager for financial sector at PriceWaterhouseCoopers. Additionally, she worked as

Inspector at the Colombia Stock Exchange –BVC, and the Securities Market Self Regulator Corporation (AMV). She also worked as auditor at KMPG and in the treasury area of Banco Coopdesarrollo. She holds a degree in Public Accountant from Universidad Santo Tomás, and graduate studies in Financial Law and Capital Market from Universidad Javeriana de Colombia. Ms. Vargas Hurtado is certified in International Auditing by the Association of Chartered Certified Accountants –ACCA-, with studies in International Financial Reporting Standard –IFRS- and Securities Market Operation. Her business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

María Edith González Flórez, age 62, has served as Vice President of Accounting since 2010, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and graduate studies in finance from Universidad ICESI. Ms. González Flórez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rodolfo Tabash Espinach, age 52, has served as Chief Executive Officer of BAC since July, 2016. He has previous acted in several key management positions in BAC for the past 20 years, including Country Manager for BAC International Bank and its Panamanian subsidiaries, General Manager of BAC International Bank, Regional Chief Operating Officer for BAC Credomatic’s Banking Business and Commercial Banking Manager of Banco BAC San José. He is also a member of the board of directors of several BAC Credomatic subsidiaries. Mr. Tabash Espinach holds a degree in business administration from Universidad Internacional de las Américas and a MBA from INCAE. His business address is Centro Corporativo Plaza Roble, Edificio Terrazas B, Escazú, San José, Costa Rica.

B.          Compensation

Our common shareholders must approve the compensation of our board of directors at the shareholders’ ordinary meeting held in March of every calendar year.

Each member of our board of directors, including alternates, receives a fee based on attendance at each board of directors’ session. Committee members , including our audit committee, also receive an additional fee for attending audit committee meetings.

For the April 1, 2020 to March 31, 2021 period, the board of directors and the audit committee’ session fee was Ps 2,600,000 per member and board meeting. For the April 1, 2021 to March 31, 2022 period, the board of directors and the audit committee’ session fee remained at Ps 2,600,000 per member and board meeting.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information before our general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, which we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 50.4 billion in 2020. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain goals, and, therefore, the amounts paid may vary for each officer.

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

Our audit committee advises the board of directors generally on internal control matters, and it specifically undertakes to:

●	review financial statements prior to their submission to the board of directors and to the general shareholders’ meeting;
●	supervise the internal auditor to verify if its actions address the internal control needs of the company and to identify limitations with respect to its duties;
●	review all internal control reports of the company and supervise compliance with such reports by the company’s management;
●	issue its opinion on the independence of the external auditor, based on standards set forth by Colombian and U.S. regulations;
●	monitor the company’s levels of risk exposure at least every six months and propose mitigation measures as needed;
●	propose to the board of directors control systems to prevent, detect and adequately respond to the risk of fraud and improper conduct by company employees;
●	provide assistance to our board of directors in fulfilling its responsibilities with respect to our compliance with legal and regulatory requirements;
●	make recommendations to the general shareholders meeting concerning the engagement of the independent accounting firm; and
●	issue reports to the board of directors on matters deemed relevant.

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

D.          Employees

At December 31, 2020, on a consolidated basis, we employed 104,862 individuals, with 70,061 direct employees, 5,005 personnel provided by staffing service companies and 29,256 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Corficolombiana, Porvenir and Grupo Aval (separate), at December 31, 2020.

	Banco de	Banco de	Banco	Banco AV			LB	Grupo Aval
	Bogotá(1)(2)	Occidente(3)	Popular(4)	Villas(5)	Corficolombiana(6)	Porvenir(7)	Panamá (8)	(separate)	Total
Employees	11,874	16,114	4,409	5,022	10,214	2,790	20,056	122	70,601
Personnel provided by staffing service companies	1,585	—	1,067	356	920	18	1,059	—	5,005
Outside contractors	3,135	1,945	2,522	1,626	17,256	187	2,585	—	29,256
Total	16,594	18,059	7,998	7,004	28,390	2,995	23,700	122	104,862

(1)	Excludes employees of Porvenir, BAC and their subsidiaries.
(2)	51.24% (5,095) of Banco de Bogotá’s (separate) direct employees (9,944) are represented by unions and 56.16% (5,585) of such employees are covered by collective bargaining agreements that expire in August 2021.
(3)	45.91% (3,222) of Banco de Occidente’s (separate) direct employees (7,018) are represented by unions and are covered by collective bargaining agreements that expire in December 2021.
(4)	61.96% (2,269) of Banco Popular’s (separate) direct employees (3,662) are represented by unions and 94.78% (3,471) of such employees are covered by collective bargaining agreements that expire in December 2023.
(5)	14.04% (609) of Banco AV Villas’ (separate) direct employees (4,339) are represented by unions and 85.69% (3,718) of such employees are covered by collective bargaining agreements that expire in December 2023.
(6)	Corficolombiana’s total employees reflect 27,275 employees from non-financial entities and 1,115 employees from financial entities.
(7)	0.08% (2) of Porvenir’s (separate) direct employees (2,531) are represented by unions.
(8)	LB Panamá includes 22,478 employees from BAC and 1,222 new employees incorporated through the acquisition of MFG.

E.          Share ownership

Mr. Sarmiento Angulo beneficially owns 97.6% of our outstanding common shares and 42.7% of our preferred shares as determined under SEC rules at April 7, 2021. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 7, 2021.

		Percentage of		Percentage of
		outstanding		outstanding
	Common	common	Preferred	preferred
Shareholder	shares	shares	shares	shares
Esther América Paz Montoya	251,718	*	423,076	*
Diego Fernando Solano Saravia	49,586	*	152,078	*
Luis Fernando Pabón Pabón	78,237	*	115,384	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Germán Villamil Pardo	33,058	*	—	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Juan Camilo Ángel Mejía	7,319	*	22,666	*
Rodolfo Vélez Borda	7,112	*	11,538	*
Ana María Cuéllar de Jaramillo	—	*	50,846	*
César Prado Villegas	—	*	—	*
Alejandro Figueroa Jaramillo	—	*	—	*
Fabio Castellanos Ordóñez	—	*	—	*
Carlos Eduardo Upegui Cuartas	—	*	—	*
Luis Fernando López Roca	—	*	—	*
Luis Carlos Sarmiento Gutiérrez	—	*	—	*
Rafael Eduardo Neira Torres	—	*	—	*
Jorge Adrián Rincón Plata	—	*	—	*
María Edith González Flórez	—	*	—	*
Luz Karime Vargas Hurtado	—	*	—	*
María Lorena Gutiérrez Botero	—	*	—	*
Miguel Largacha Martínez	—	*	—	*
Rodolfo Tabash Espinach	—	*	—	*

*     less than 0.1%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 80.0% of our issued and outstanding share capital at December 31, 2020. He retained 97.6% of our voting power by virtue of his beneficial ownership of 97.6% of our outstanding common shares, and beneficially owned 42.7% of our outstanding preferred shares, as determined under SEC rules, at April 7, 2021. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 22,281,017,159 of our aggregate equity securities outstanding comprised of 15,130,764,982 common shares outstanding and 7,150,252,177 preferred shares outstanding at April 7, 2021.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of December 31, 2020, regarding the beneficial ownership of our equity securities by:

●	Mr. Sarmiento Angulo, who beneficially owns 80.0% of our outstanding share capital;
●	all directors and executive officers as a group; and
●	other shareholders.

	At December 31, 2020
		Percentage of		Percentage of
		outstanding		outstanding
Principal beneficial owners	Common shares	common shares	Preferred shares	preferred shares
Luis Carlos Sarmiento Angulo	14,761,004,300	97.6%	3,054,790,570	42.7%
Other directors and officers as a group*	475,910	0.0%	864,049	0.0%
Other shareholders	369,717,542	2.4%	4,094,164,788	57.3%
Total	15,131,197,752	100.0%	7,149,819,407	100.0%

*     less than 0.1%.

As of December 31, 2020, we had 28,082 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the American Depositary Receipts, or “ADRs”, evidencing ADSs. As of March 31, 2021, there were a total of 6,648 ADR holders of record and as of April 7, 2021 there were 43,278,363 ADRs outstanding, representing 865,567,260 preferred shares or 12.1% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	Transactions between Grupo Aval and its subsidiaries, and
		Close family
	Grupo Aval’s	members of
	directors and key	Mr. Sarmiento	Mr. Sarmiento	Mr. Sarmiento
	management and	Angulo and their	Gutiérrez and his	Angulo and his
	their affiliates(1)	affiliates	affiliates	affiliates

	(in Ps billions)
At December 31, 2020
Outstanding loans granted by us(2)	154.7	5.9	0.1	2,162.7
Outstanding loans granted to us(3)	—	—	—	—
Deposits(4)	33.4	300.1	3.3	1,913.6
At December 31, 2019
Outstanding loans granted by us(2)	145.5	2.9	0.0	2,647.0
Outstanding loans granted to us(3)	—	—	—	—
Deposits(4)	35.4	273.2	0.7	1,385.6

(1)	Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Corficolombiana, Porvenir, BAC and MFG.
(2)	Figures based on disbursed loans. See “—Loans granted to related parties by our banking subsidiaries”.
(3)	Figures based on disbursed loans. See “—Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates”.
(4)	All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and on terms and conditions not materially different from those available to the general public.

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

In the past, affiliates of Mr. Sarmiento Angulo, have obtained authorizations of Grupo Aval’s Board of Directors to acquire either common or preferred shares of Grupo Aval. On November 28, 2018, Grupo Aval’s Board of Directors authorized companies controlled by Mr. Sarmiento Angulo to acquire up to one hundred million common and/or preferred shares of the company in one or multiple operations, during a term of up to one year. Pursuant to such authorizations, as of December 31, 2019 through affiliate companies, Mr. Sarmiento Angulo acquired 2,724,247 common shares or Ps 3.3 billion (U.S.$1.0 million) and 1,702,800 preferred shares or Ps 1.9 billion (U.S.$0.6 million) in open market transactions. More recently, on February 12, 2020, Grupo Aval’s Board of Directors authorized companies controlled by Mr. Sarmiento Angulo to acquire up to one hundred million common and/or preferred shares of the company in one or multiple operations, during a term of up to two years. Pursuant to such authorizations, as of December 31, 2020 through affiliate companies, Mr. Sarmiento Angulo acquired 1,724,001 preferred shares or Ps 1.4 billion (U.S.$0.4 million) in open market transactions.

As of April 7, 2021, Mr. Luis Carlos Sarmiento Angulo has not acquired common or preferred shares. Certain members of our board of directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 7, 2021, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.6% of Banco AV Villas, 0.8% of Banco Popular, and 11.3% of Corficolombiana.

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)
For the year ended December 31,
2020	1,246.2
2019	1,254.0
2018	1,157.8

Vida Alfa also provides:

●	life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and
●	labor risks insurance for employees of Grupo Aval and its subsidiaries (except for BAC and MFG).

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

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo, and may continue to provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations), Vigía S.A. (security services), ADL Digital Lab S.A.S. (digital development) and Corporación Publicitaria (advertising).

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

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. As of December 31, 2020 and 2019, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of Ps 241.8 billion and Ps 194.6 billion, respectively. These figures are presented before minority interest and thus do not reflect their potential impact on Grupo Aval’s net income attributable to owners of the parent.

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

Additional investigations and proceedings relating to Ruta del Sol Sector 2 and relating to admissions made by Odebrecht and public servants were initiated by other judicial, arbitral and administrative authorities such as the Tribunal Administrativo de Cundinamarca, arbitral proceedings before the Chamber of Commerce of Bogotá, the Superintendency of Industry and Commerce, the Superintendency of Corporations, the Superintendency of Transportation and the Procuraduría General de la Nación (the country’s general prosecutor of public servants, or the “PGN”). Grupo Aval, Corficolombiana and Episol and members of its management, have been included or have voluntarily intervened in some of these investigations and proceedings and there can be no assurance that Grupo Aval or any of its subsidiaries and employees will not be included in future additional proceedings or voluntarily participate in such or other future additional proceedings to defend its rights and interests. For further information see Note 27 of our audited financial statements.

We, our banking subsidiaries, Corficolombiana, Porvenir, BAC, and our other subsidiaries are, from time to time, subject to claims and parties to legal proceedings incidental to the normal course of our business, including in connection with our lending activities, employees, taxation matters and other general commercial matters. Due to the inherent difficulty of predicting the outcome of legal disputes, we cannot predict the eventual outcome of these pending matters, the timing of the ultimate resolution of these matters or the eventual loss, fines or penalties related to each pending matter may be. We believe that we have recorded adequate provisions for the anticipated costs in connection with these claims and legal proceedings and believe that liabilities related to such claims and proceedings should not, taken together, have a material adverse effect on our business, financial conditions, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, the ultimate resolution of these matters may exceed the provisions that we have currently recorded. As a result, the outcome of a particular matter could be material to our operating results for a particular period.

B.          Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and development of the company”.

ITEM 9. THE OFFER AND LISTING

A.         Offering and listing details

Not applicable.

B.          Plan of distribution

Not applicable.

C.          Markets

Market price and volume information

Trading history of our ADSs

On September 23, 2014, we completed a SEC-registered initial public offering in the United States. We raised Ps 2.6 trillion (U.S.$1.3 billion) in gross proceeds. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “AVAL” on September 23, 2014. Each ADS represents 20 preferred shares.

Trading history of our common and preferred shares

In 1999, we conducted our initial public equity offering in Colombia and listed our common shares on the Colombian Stock Exchange under the ticker symbol “GRUPOAVAL”, raising Ps 62.5 billion (U.S.$35.3 million) in gross proceeds. Grupo Aval’s initial public offering was the first large-scale equity offering of a Colombian company to the general public, which allowed several thousand investors to become our shareholders. In 2007, we conducted our second public offering of common shares pursuant to a preemptive rights offering in Colombia, raising Ps 372.0 billion (U.S.$210.4 million) in gross proceeds.

Our preferred shares have been listed since February 1, 2011 on the Colombian Stock Exchange under the symbol “PFAVAL”. We registered our preferred shares with the SEC and concluded our first offering of our preferred shares pursuant to a preemptive rights offering in Colombia, raising Ps 2.1 trillion (U.S.$1.1 billion) in gross proceeds. On January 17, 2014, we completed our third public offering of common shares pursuant to a preemptive rights offering, or the “Common Share Rights Offering”, raising Ps 2.4 trillion (U.S.$1.3 billion).

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the 78 companies listed on the Colombian Stock Exchange at April 7, 2021 was Ps 356.9 trillion.

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

Registration of the ADR Program and Investment in Our ADSs by Non-Residents of Colombia

The International Investment Statute of Colombia as provided by Decree 1068 of 2015, as amended, regulates the manner in which foreign investors may participate in the Colombian securities markets and undertake other types of investment, prescribes registration with the Colombian Central Bank of certain foreign exchange transactions and specifies procedures under which certain types of foreign investments are to be authorized and administered.

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 7, 2021, we had 15,130,764,982 common shares outstanding, and 7,150,252,177 preferred shares outstanding.

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

●	to review the general situation of the Company;
●	to determine the general economic policy of the Company;
●	to consider the approval of our report for the preceding year ending on December 31, as applicable, including the financial statements for the above-mentioned term;
●	to review the report prepared by the external auditor for the preceding year ending on December 31;
●	to elect directors and the external auditor (on an annual basis);
●	to determine the compensation of the members of the board of directors and the external auditor (on an annual basis); and
●	to determine the dividend to be distributed and the allocation of profits, if any, of the preceding year ending on December 31, as well as any retained earnings from twelve months.

Pursuant to Law 964 of 2005, at least 25% of the members of our board of directors must be independent within the meaning of Colombian rules. A person who is an “independent director” is understood to mean a director who is not:

●	an employee or executive officer of the issuer or any of its parent or subsidiary companies, including any person acting in such capacity during the year immediately preceding that in which they were appointed to the board, except in the case of an independent member of the board of directors being re-elected;
●	a shareholder, who either directly or by virtue of an agreement directs, guides or controls the majority of the entity’s voting rights or who determines the majority composition of the administrative, directing or controlling bodies of this same entity;
●	a partner or employee of any association or firm that provides advisory or consultancy services to the issuer or to companies belonging to the same economic group to which such issuer belongs, in the event that income obtained from such services represent for said association or firm at least twenty percent (20.0%) of its total operating income;
●	an employee or executive officer of a foundation, association, partnership or corporation that receives significant donations from the issuer. The term “significant donations” is quantified as twenty percent (20.0%) or more of the total amount of donations received by the respective institution;
●	an administrator of any entity on whose board of directors a legal representative of the issuer participates; or
●	a board member who receives from the issuer any kind of remuneration other than fees as a member of the board of directors, member of the audit committee or any other committee established by the board of directors.

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

Both elections are made under a proportional representation voting system named electoral quotient “cociente electoral” (except for the elections unanimously approved by the general shareholders’ meeting). Under that system:

●	each holder of common shares is entitled at the annual general shareholders’ meeting to nominate candidates for the election of directors;
●	each nomination of one or more directors by a shareholder constitutes a list for the purposes of the election;
●	each list of nominees must contain a hierarchy as to the order of preference for nominees in that list to be elected;

●	once all lists have been nominated, holders of common shares may cast one vote for each common share held in favor of a particular list of nominees. Votes may not be cast for particular nominees in a list; they may be cast only for the entire list;
●	the total number of votes cast in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a list of nominees is divisible by the quota of votes, one nominee from that list is elected, in the order of the hierarchy of that list; and
●	when no list has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the highest remaining nominee from the list with the highest number of remaining votes cast until all available seats have been filled.

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

Except where Colombian law requires a supermajority, decisions made at a shareholders’ meeting must be approved by a majority of the shares present. Pursuant to Colombian law and/or our by-laws, special-majorities are required in the following cases:

●	the vote of at least 70.0% of the shares present and entitled to vote at a shareholders’ meeting is required to approve the issuance of common shares not subject to preemptive rights;
●	the Company must distribute (i) at least 50.0% of the annual’s net profits according to Article 155 of the Colombian Code of Commerce, or (ii) at least 70.0% of the annual’s net profits if the total amount segregated in the legal, statutory and other reserves exceeds the Company’s outstanding capital, according to Article 454 of the Colombian Code of Commerce; however, the vote of at least 78.0% of the shares represented and entitled to vote may approve the distribution of a lower percentage of dividends;
●	the vote of at least 80.0% of the shares present and entitled to vote is required to approve the payment of dividends in shares; however, according to Law 222 of 1995, if a “situation of control” exists, whereby the decision-making power is subject to the will of a person or group of persons, a company may only pay dividends by issuing shares, to the shareholders that so accept;
●	unanimity is required to replace a vacancy on the board of directors without applying the electoral quotient system described above; and
●	the vote of 70.0% of the issued and outstanding common shares and 70.0% of the outstanding and issued preferred shares is required to approve any amendment that may impair the rights of the preferred shares.

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

The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholder vote is required on the following matters:

●	in the event that amendments to our by-laws may impair the conditions or rights assigned to such preferred shares and when the conversion of such shares into common shares is to be approved. In both such cases, the vote of 70.0% of the outstanding and issued common shares and preferred shares is required; and
●	if at the end of any accounting period, our profits are not sufficient to pay the minimum dividend on the preferred shares and the Superintendency of Finance, by its own decision or upon request of holders of at least 10.0% of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits thereby decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with deliberation and voting rights at the general shareholders’ meeting, in the terms established by law.

We must issue a notice of any meeting at which holders of preferred shares are entitled to vote. The notice must be published in a newspaper of wide circulation. Depending on the matters to be subjects of the shareholders meeting, notice to preferred shareholders must be delivered at least 15 business days prior to the ordinary meeting or 5 calendar days before the extraordinary meetings. Each notice must contain the following:

●	the date of the meeting;
●	a description of any resolution to be proposed for adoption at the meeting on which the holders of preferred shares are entitled to vote; and
●	instructions for the delivery of proxies.

Redemption

All shareholders (whether holders of common or preferred shares) have, at their option, a redemption right in the following cases:

●	if, as a result of a merger, transformation or spin-off of the Company, (a) the shareholders must assume a higher level of liability (i.e., by transforming a corporation into a partnership), or (b) the economic rights of the shareholders are impaired. In these events, the shareholders that were not present at the meeting in which the decision was taken or voted against it, these may exercise the redemption right.

Pursuant to Colombian Law (Article 12 of Law 222 of 1995), the economic rights of shareholders are deemed to be impaired if:

●	their ownership percentage is reduced as a result of the merger, transformation or spin-off of the Company;
●	the equity value or the par value of the shares is reduced (in the latter case, only to the extent that the reduction of the par value implies a decrease in the Company’s stock capital); and
●	the negotiability of the shares is restricted or diminished.
●	If the Company decides to withdraw the listing of its shares from a stock exchange or its registration before the National Registry of Shares and Issuers.

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

Under Colombian law and our by-laws, net profits obtained in each accounting period are to be allocated as follows:

●	first, an amount equivalent to 10.0% of net profits is segregated to build a legal reserve, until that reserve is equal to at least 50.0% of our subscribed capital;
●	second, payment of the minimum dividend on the preferred shares; and
●	third, allocation of the balance of the net profits is determined by the holders of a majority of the common shares entitled to vote on the recommendation of the board of directors and the president and may, subject to further reserves required by the by-laws, be distributed as dividends.

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

Dividends declared on the common shares and the preferred shares will be payable to the record holders of those shares, as they are recorded on our share registry, on the appropriate dates as determined in the general shareholders’ meeting. However, in accordance with Decree 4766 of December 14, 2011 (which amended articles 2.23.1.1.4 and 2.23.1.1.5 of Decree 2555 of 2010), issued by the Ministry of Finance:

●	companies whose shares are registered with the National Registry of Shares and Issuers must establish a period of at least three trading days between the date that they receive approval to distribute profits from the General Shareholders Assembly and the date of payment; and
●	the ex-dividend period (fecha ex-dividendo) is the period during which it is understood that a purchase of shares does not include the right to receive dividends. The ex-dividend date shall be set forth by stock exchanges, and it cannot be less than two trading days. According to Colombian Stock Exchange regulations, a transaction is “ex-dividend” if it takes place between the first day of dividend payment and the four trading days preceding that date.

Liquidation Rights

We will be dissolved if certain events take place, including the following:

●	Pursuant to our by-laws, unless otherwise extended by the shareholders, our term of existence will expire at May 25, 2044;
●	losses cause the decrease of our shareholders’ equity below 50% of the amount of outstanding share capital, unless one or more of the corrective measures described in the Colombian Code of Commerce are adopted by the shareholders within six months;
●	by decision at the general shareholders’ meeting; and
●	in certain other events expressly provided by law and in the by-laws.

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

The Superintendency of Finance will authorize a decrease in the outstanding share capital approved by the holders of common shares only if:

●	we have no outstanding liabilities;
●	our creditors consent in writing; or
●	the outstanding share capital remaining after the reduction represents at least twice the amount of our liabilities.

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

Transfer and Registration of Shares

Grupo Aval’s common and preferred shares are listed on the Colombian Stock Exchange. According to Colombian regulations, shares listed on a stock exchange must be sold and transferred only through such exchange, unless such shares were issued outside Colombia and are transferred outside Colombia, or unless the share purchase transaction amounts to a value that is lower than the regulatory threshold of 66,000 UVRs, as required by Article 6.15.1.1.2 of Decree 2555 of 2010. In addition, among others, the following transactions are not required to be undertaken through the relevant stock exchange:

●	transfers between shareholders with the same beneficial owner;
●	transfers of shares owned by financial institutions that are being liquidated under the control and supervision of the Superintendency of Finance;

●	issuer repurchases;
●	transfers by the State; and
●	any other transactions as may be authorized by the Superintendency of Finance.

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

Colombian Tax Considerations

For Colombian tax purposes, the residence status is triggered depending on the type of individual as follows:

●	Aliens: Residence is established by the continuous or discontinuous presence in the country for more than 183 days including entry and exit days, within any period of 365 consecutive calendar days. For this purpose, when the continuous or discontinuous presence in the country takes place in more than one taxable year, the person would be considered as a Colombian resident for the second taxable year.
●	Diplomatic employees of the Colombian State and their companions: These persons are totally or partially exempted from income tax or capital gains tax in the country in which they are performing their work, according to the Vienna Conventions on Diplomatic and Consular Relations.
●	Colombian Nationals:

Individuals:

An individual can be considered a tax resident under different circumstances, one of them implies the permanence in Colombian territory either continuously or discontinuously - considering entry and leaving days- for 183 days in a given 365-day period. If the 365-day period covers more than one taxable year, the individual will be deemed as a taxpayer for the second year

However, domestic tax law also deems as a tax residents those individuals who hold the Colombian nationality and fulfill at least one of the following requirements in the corresponding taxable year: (i) the individual’s spouse or permanent companion or dependent children are Colombian tax residents in the corresponding tax year; or, (ii) 50% or more of the income is considered to be Colombian-source income; or, (iii) 50% or more of their assets are managed within Colombia; or, (iv) 50% or more of their assets are deemed to be possessed in Colombia; or, (v) if once required by the Tax Authorities, the Colombian national fails to demonstrate that the tax residence is held abroad or, (vi) the tax residence is held in a tax haven as defined by the Colombian Government.

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

Taxation of Dividends

As a general rule, dividends distributed out of profits that were not subject to tax at the level of a Colombian entity (e.g., because there was an application of the tax benefit, book to tax difference, Net Operating Losses –NOLs– amortization, etc.), will be subject to the corresponding Income Tax rate applicable in the year in which the dividends are paid or registered as being payable to the shareholder. In this case, the Colombian entity must apply a withholding income tax that could be credited by the shareholder against its income tax liability. The applicable withholding tax rate for taxable period 2021 is 31% and 30% for taxable period 2020. Furthermore, with the upcoming Tax Reform, it is possible that the withholding tax rate for 2021 is maintained at 31%.

However, Colombian tax legal frameworks provide a special tax to dividends paid as of January 1, 2020. This special tax will be collected by the entity, which oversees the distribution of dividends, therefore, in the case of a distribution to foreign legal entities, non-resident individuals or resident individuals a withholding tax at a rate of 10% regarding the payment or book entry will be applied.

Before applying the previously mentioned tax rate, it will be necessary to consider the following scenarios:

●	Dividends which were levied at a corporate level: In accordance with current regulations, dividends which have been taxed at a corporate level will be levied at a rate of 7.5% in the case the distribution is between Colombian entities and 10% if the beneficiary is a foreign entity, non-resident individual or resident individuals. This rate should be applied on the total value distributed.

●	Dividends which have not been levied at a corporate level: On the other hand, in cases where the dividends subject to distribution have not been taxed at a corporate level, they should first be taxed at the general income tax rate-32% for taxable period 2020; and subsequently a 7.5% or 10% rate for tax on dividends should be applied depending on the scenario under analysis.

In addition, Article 246-1 of the CTC incorporated a transitional regime for the tax on dividends, according to which the tax will only be applicable to dividends distributed from profits generated as of the year 2017. Therefore, the treatment of dividends charged against profits generated in the years 2017, 2018, and 2019 that are declared as enforceable as of the year 2020, will have to comply with the provisions of Law 2010 of 2019 (dividend rate – 10%).

If the profits were generated until December 31, 2016 and declared as due from the year 2020, the provisions of the current regulations will be applicable to the generation of such profits, although, without being subject to the special dividend rate. The aforementioned without prejudice to the applicable income withholding tax in the event that the distribution corresponds to profits non-levied at the corporate level, as previously discussed

Based on the above, the following table summarizes the tax treatment of dividends in the absence of a tax treaty:

S
Dividend	Rate

Dividend distribution made out of pre-2017 profits that were subject to tax at the Colombian corporate level distributed to Tax Resident Individuals, Colombian entities and Non-Colombian Tax Residents.

Non levied or no applicable withholding tax
Dividend distribution to Colombian Tax Residents Individuals made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	Income tax rate varies from 0 to 33% WTH – 20% (1) or 33%
Dividend distribution to Colombian entities made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	CIT and WTH 32% for 2020 31% for 2021 30% for 2022
Dividend distribution to Non-Colombian Tax Residents made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	CIT 33% (2)
Portfolio Investments: Dividend distribution to Non-Colombian Tax Residents made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	25%
WTH on Dividend distributions paid to Tax Resident Individuals out of post-2016 profits that did pay tax at the Colombian corporate level	Marginal rates 0% (3) or10% (4)
WTH on Dividend distributions paid to Colombian entities out of post-2016 profits that did pay tax at the Colombian corporate level	7.5% (5)
WTH on Dividend distributions paid to Non-Colombian Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did pay tax at the Colombian corporate level	10%
Dividend distribution paid to tax residents individuals out of post-2016 profits that did NOT pay tax at the Colombian corporate level	32% for 2020 31% for 2021 30% for 2022 The 0% or 10% WTH dividend tax will apply on the distributed amounts net the 32%, 31% or 30%.

Dividend distribution paid to Colombian entities out of post-2016 profits that did NOT pay tax at the Colombian corporate level. The rates shown constist of a combined rate (i.e. Income Tax withholding of 32% -taxable period 2020- and dividends withholding tax rate of 7.5% result in 37.10%).

37.10% for 2020 36.18% for 2021 35.25% as of 2022

Dividend distribution paid to Non-Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did NOT pay tax at the Colombian corporate level. The rates shown consist of a combined rate (i.e. income tax withholding of 32% -taxable period 2020- and dividends withholding tax rate of 10% result in 38.80%)

38.80% for 2020 37.90% for 2021 37% as of 2022
Portfolio Investments: Dividend distribution paid to Non-Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did NOT pay tax at the Colombian corporate level	32.50%

A portion of the dividend payment approved by Grupo Aval's General Meeting of Shareholders held on March 30, 2020 was paid with charge to profits generated by the company before December 31, 2016; the remaining portion was paid with charge to profits generated by the company during year 2017. The payment of dividends with charge to profits generated by the company before December 31, 2016 was not subject to income taxes according to Article 246-1 of the Colombian Tax Code, introduced by Article 9 of Law 1819 of 2016 and amended by article 121 of Law 1943 of 2018. The payment of dividends with charge to profits generated by the company during 2017 was subject to a special dividend tax at a 10% rate.

Dividends paid to non-resident holders of ADSs through the depositary will be subject to income taxes and withholding in Colombia as mentioned in the previous chart.

As a general rule, foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia either provided the dividend distribution was subject to the applicable withholding tax, which could either be the combined income tax and the dividend tax, or the dividend tax only. The withholding tax applied is understood as the final tax for the foreign entity or non-resident individual.

“UVT” or “Unidad de Valor Tributario” refers to a tax unit established each year by the Colombian Tax Authority (“DIAN”) for the calculation of tax returns. UVT for 2020 amounts to Ps 35,607 (U.S.$10.37).

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

United States Federal Income Taxation Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or preferred shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds our ADSs or preferred shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers in securities or currencies or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or preferred shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or preferred shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons that own or are deemed to own ten percent or more of the voting power or value of our stock;
●	persons who acquired our ADSs or preferred shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding our ADSs or preferred shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a beneficial owner of our ADSs or preferred shares that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a PFIC for U.S. federal income tax purposes for the 2020 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest) and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

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

F.          Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay will be dependent, in large part, on the amount of dividends received from our subsidiaries. Our subsidiaries declared Ps1,208.4 billion and Ps 1,449.8 billion of dividends payable to us, and we declared an aggregate of Ps 1,203.2 billion and Ps 1,336.9 billion of dividends to our shareholders with respect to net income for the years ended December 31, 2020 and 2019, respectively.

Unless noted otherwise, the following table presents the net profits of, and dividends (cash and stock) declared by, each of our banks and Porvenir, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated. Dividends are paid to us on a monthly basis.

	Dividends declared with respect to net income for the year ended December 31,
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

	Banco de		Banco de		Banco		Banco
	Bogotá		Occidente		Popular		AV Villas		Corficolombiana		Porvenir		Total

	(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	68.7%	68.7%	72.3%	72.3%	93.7%	93.7%	79.9%	79.9%	8.4%	8.2%	20.0%	20.0%	—	—
Separate net profits	2,211.1	2,640.9	320.6	457.8	209.9	328.6	127.8	190.7	1,655.0	1,566.3	576.2	570.3	5,100.6	5,754.5
Dividends declared	1,105.2	1,335.7	192.4	274.7	105.7	148.3	64.1	91.0	661.7	783.1	519.0	285.7	2,648.0	2,918.5
Dividends contributed to Grupo Aval	759.6	918.1	139.0	198.5	99.1	139.0	51.2	72.7	55.7	64.3	103.8	57.1	1,208.4	1,449.8
Dividends declared by Grupo Aval	—	—	—	—	—	—	—	—	—	—	—	—	1,203.2	1,336.9

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

Our company pays dividends based on our net income as reported in our separate audited financial statements prepared under Colombian IFRS. For the years ended December 31, 2020 and 2019, separate net income as reported in our Colombian IFRS financial statements was Ps 2,399.0 billion, 2.1% higher and Ps 3,031.2 billion, 0.1% lower than net income attributable to the owners of the parent as reported in our audited consolidated financial statements, respectively.

We expect that differences between Colombian IFRS and IFRS financial statements will continue to occur in future periods. The amount of dividends expected from our subsidiaries will also depend on the future share ownership in our subsidiaries.

Dividend history of Grupo Aval

The following table presents the annual cash dividends paid by Grupo Aval on each share during the periods indicated.

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2018	60.00	0.017
2019	60.00	0.017
2020	54.00	0.016

Given that Grupo Aval’s dividends have been to some extent dependent on the dividends received from its direct stakes in each of its subsidiaries, we detail below the cash and stock dividends per share paid by each of Grupo Aval’s direct subsidiaries for the periods indicated.

Banco de Bogotá

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2018	3,840.00	1.119
2019	4,032.00	1.175
2020	3,336.00	0.972

Banco de Occidente

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2018	1,860.00	0.542
2019	1,761.72	0.513
2020	1,233.96	0.359

Banco Popular

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2018	16.80	0.005
2019	19.20	0.006
2020	13.68	0.004

Banco AV Villas

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2018	384.00	0.112
2019	405.00	0.118
2020	285.36	0.083

Corficolombiana

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2018	—	1,657.90	1,657.90	0.483
2019	—	2,640.00	2,640.00	0.769
2020	—	2,042.00	2,042.00	0.595

(1)	In accordance with regulation, payment in stock dividends must be explicitly consented by shareholders. If the shareholder does not explicitly express the desire to receive stock dividends, the payment will be done in cash the same day in which the payment of stock dividends is made.

Banco de Bogotá, Banco de Occidente and Banco Popular received dividend payments from Corficolombiana in their respective ownership of the company (see Item 4—B. Business overview—Our operations).

Porvenir

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2018	2,472.00	0.720
2019	2,616.00	0.762
2020	4,752.00	1.384

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Risk Management

Grupo Aval and its subsidiaries in the financial sector including, among others, Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular, LB Panamá’s subsidiaries (BAC and MFG), Corficolombiana and Porvenir, manage risk pursuant to the applicable regulations in each country where they operate and according to Grupo Aval’s internal policies.

The risk framework requires that strong risk management practices are integrated in key processes across Grupo Aval, with a goal of ensuring risks are appropriately considered, evaluated and responded in a timely manner. Grupo Aval employs a risk management process, that aims to identify, measure, monitor and control, as part of the daily activities, all the risks that Grupo Aval manages.

The following sections outline the key risks that are inherent in business activities of the subsidiaries, as well as the way in which risks are managed:

A)	Financial risks: The main financial risks managed by Grupo Aval’s financial subsidiaries are: credit risk, market risk, liquidity risk, interest rate risk and capital risk. For further details, see note 4 of our audited consolidated financial statements.
B)	Risks that must be managed by the Financial Holding: Law 1870 of 2017 (Financial Conglomerates Law) assigns financial conglomerates the responsibility of managing the risks to which they are exposed. For this purpose the Superintendency of Finance, through External Circular 013 of June 20, 2019, established the risks that financial conglomerates must manage from June 2021 onwards. Grupo Aval is currently in the design phase of this process, and will implement management models to meet this requirement. These risks are:
i)	Contagion risk: risk of deterioration of the general conditions of financial subsidiaries that could cause a chain reaction in other subsidiaries of the financial conglomerate.
ii)	Strategic risk: risks resulting from changes in general business conditions associated with strategic decisions, such as investments. Strategic risk also includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.
iii)	Concentration risk: the risk of potential losses due to a single exposure to a counterparty, sector or country, which has the capacity to affect the main operation of the entity.

For more information, see “Item 3. Key Information — D. Risk Factors”

Control Environment

The risk management model of our financial subsidiaries operates under a control environment that allows an adequate control for the relevant risks related to the business of each subsidiary and that provides an integrated view of all risks. Risk management is carried out in all business units and for each type of risk in order to ensure that the exposures and the general risk profile are within the limitations established by the Board of Directors and the regulators of the markets where our subsidiaries operate. The main elements that ensure effective control for the risks are:

●	the assignment of responsibilities in risk-generating functions, coupled with decision-making and due control of their activities;
●	specialized control of each risk factor;
●	the supervision of relevant risks;
●	the assessment of control mechanisms; and
●	an independent assessment by internal audit.

Grupo Aval, promotes a culture of risk management that reaches all the entities, whether they are financial or non-financial.

Risk Culture

Our Internal Control System contributes to the achievement of the objectives of each entity. Grupo Aval is committed to a solid Internal Control System that supports the sustainability and permanence of Grupo Aval’s businesses over time. Our Internal Control System is designed to support compliance with the standards and practices that are applicable under Colombian regulation as well as those we are subject to as a SEC registered company (including the Sarbanes-Oxley Act, the requirements of the SEC and other rules and principles that regulate the Internal Control and their disclosure, especially those contained in COSO 2013 and their respective updates that are applicable to us).

Grupo Aval’s risk culture is conveyed to all of our entities and units and relies on the following elements:

●	independent risk management, monitored at the individual entities level and at consolidated level;
●	significant size transactions are sent to decision-making centers, such as the credit committees. These committees meet frequently to allow appropriate response times. Senior management is actively involved in managing commercial credit risk;
●	we use detailed manuals on policies and processes to manage the risks we are subject to;
●	we use different technological tools, for the analysis, monitoring and control of risks;
●	we have a risk limit system that is updated on a regular basis to address new market conditions and risks to which we are exposed;
●	we use information systems to monitor risk exposure on a recurring basis, seeking to ensure that approval limits are systematically met and, if necessary, allowing for appropriate corrective actions;
●	our main risks are analyzed on a continuous, ongoing basis; and
●	we provide ongoing training on risk, at every level within the organization.

Risk Governance in Grupo Aval

As part of Grupo Aval’s risk management and control architecture, the following corporate structure has been established:

Grupo Aval Board of Directors

The Board of Directors is responsible for establishing the risk appetite and for the approval of the general scope of the risk management function. It also sets and oversees risk management corporate policies applicable at the Grupo Aval level.

Boards of Directors of the Financial Subsidiaries

The Boards of Directors of Grupo Aval’s financial subsidiaries responsibilities regarding risk management include:

●	to define and approve the general policies and strategies related to internal control systems for risk management;
●	to approve policies in relation to risk management;
●	to approve trading and counterparty limits;
●	to approve risk appetite and exposure limits;
●	to approve procedures and methodologies for risk management;
●	to ensure the adequate assignment of resources required for an effective risk management;
●	to set forth responsibilities and attributes for risk management roles;
●	to set forth and define committees’ functions leading to a proper organization, control and monitoring of risk generating operations;
●	to require Grupo Aval financial subsidiaries’ management to submit periodic reports on risk exposure levels; and

●	to periodically review any risk-management reports on control or mitigation of risks, submitted by the Audit Committee.

Audit Committee of Grupo Aval and Audit Committees of our Financial Subsidiaries:

The Audit Committees’ principal objective is to evaluate and monitor the Internal Control System.

The Audit Committees are responsible for:

●	assessing the structure of the internal control function, to establish: (i) if the procedures are appropriate to protect our assets, and those of third parties under our administration and custody, and (ii) if transactions are being properly authorized and registered. For such purpose, the areas in charge of the administration of the risk systems, the External and Internal Auditors present any established periodical or occasional reports to the Committee;
●	monitoring risk exposure levels and their potential consequences; and
●	overseeing the risk management policy applicable to Grupo Aval.

Corporate Risk Unit

The corporate risk unit is led by Grupo Aval’s Chief Risk Management Officer, with functions include:

●	to identify and transfer best practices for corporate risk management;
●	to support the Board of Directors and the financial subsidiaries in structuring their risk appetites;
●	to establish and ensure compliance with policies and guidelines aimed at maintaining an adequate risk exposure;
●	to consolidate and monitor Grupo Aval’s risk exposures;
●	to lead and align risk management processes across Grupo Aval, through corporate guidelines and processes; and
●	to report the outcomes of risk management to Grupo Aval’s Presidency and Audit Committee.

Risk Management Committees of the financial subsidiaries

Grupo Aval’s financial subsidiaries have risk management committees which periodically discuss, measure, control and analyze the credit risk management system (SARC for its initials in Spanish), market risk management systems (SARM), operating risk management system (SARO) and the management of the business continuity plan (PCN). Additionally, our financial subsidiaries have an asset-liability committee (ALCO), which makes decisions regarding asset and liability management and evaluates the effectiveness of the liquidity risk management system (SARL). The ALCO establishes adequate procedures and mechanisms for liquidity management and identifies sources of risk through sensitivity analysis, assessing probabilities of lower returns or additional liquidity needs. Legal risk is monitored by the General Secretaries of each subsidiary of the financial sector.

The main functions of the Risk Management Committees involve:

●	reviewing and proposing risk appetite and exposure limits to the Board of Directors;
●	designing systems to measure risk appetite and exposure limits;
●	assessing inherent risks involved in entering new markets, products, segments and countries, among others; and
●	ensuring that risk management and measurement methodologies are appropriate and in line with the characteristics and activities of the entity.

Risk Management Vice-Presidency or its equivalent in our financial subsidiaries

The Risk Management Vice-Presidencies and their equivalents, have the following functions:

●	to oversee the adequate compliance with the policies and procedures established by the Board of Directors and the risk management committees;
●	to design methodologies and procedures for risk management;
●	to ensure the timely identification of deviations relating to compliance with the policies established for risk management; and
●	to prepare timely reports for the Board of Directors, the risk committees, and for the Government entities in charge of the control and supervision of the financial subsidiaries’ risk policies compliance.

Internal Audit and Internal Control Unit

The internal audit units at each financial subsidiary act under independent criteria and carry out periodic independent compliance assessments of risk management policies and procedures, regarding risk management and control environment. Reports are submitted directly to the audit committees responsible for monitoring risks and proposing corrective measures, if necessary.

In addition to the internal audit units at the financial subsidiaries, there is a corporate internal control unit which ensures the compliance of our subsidiaries with corporate policies. The Chief of Internal Control participates in the audit committees of the most significant subsidiaries. The corporate internal control unit performs periodic independent audits of Grupo Aval’s subsidiaries to monitor their compliance with corporate risk management policies. Its reports are presented directly to senior management at each of the subsidiaries and to the corresponding audit committees, including the corporate matters committee of Grupo Aval.

LB Panamá’s subsidiaries

LB Panamá’s risk management is executed directly by its subsidiaries, BAC and MFG. BAC’s risk management unit controls credit risk, market risk and operational risk. These processes are being adopted by MFG, subject to approval and supervision by LB Panamá and Banco de Bogotá. BAC and MFG also implement the corporate risk management guidelines and policies issued by Grupo Aval.

Risk management and periodic risk surveillance are carried out through the following systems of corporate governance which were established at a regional corporate level and in each of the countries where LB Panamá’s subsidiaries operate: Committee of Risk Management, Committee of Assets and Liabilities (ALCO), Committee of Compliance, Credit Committee, Investment Committee, Operational Risk Committee and Audit Committee.

Regarding credit risk management, LB Panamá’s subsidiaries have a centralized structure throughout the region, led by a Chief Credit Risk Officer (CCRO), who reports to BAC’s CEO. The Regional Credit Committee, whose members include the CEO and the CCRO of BAC, and members of Grupo Aval’s Corporate Risk Unit and Banco de Bogotá, is responsible for submitting credit policies and procedures at a regional level for approval of the Board of Directors. This committee is responsible for monitoring the loan portfolio’s credit risk. The regional credit committee is also responsible for the final decision on loans exceeding the credit limits delegated to each individual country. While local risk managers report to the local CEO, observance of regional policies and procedures are reported to BAC’s CCRO.

Regarding market risk, BAC manages an investment policy and asset and liability policy at a regional level, establishing guidelines for country and counterparty risk limits, foreign currency position limits, and guidelines for liquidity, interest rate and exchange rate risks. The Regional ALCO, which is composed by members of BAC’s Board of Directors, is responsible for the establishment of regional risk management policies. In accordance with these policies, BAC documents the entire investment process on a daily basis. The regional monitoring of exposures is the responsibility of the Chief Financial Officer (CFO) through the local ALCOs.

Operational Risk Management at BAC and MFG, is carried out using the conceptual methodology of Basel II guidelines and the elements of The Committee of Sponsoring Organizations of the Treadway Commission (COSO) as main reference. A centralized operational risk management unit ensures that policies are in place to establish a standardized treatment of operational risks including methodologies for the timely recognition of principal exposures, the ownership of operational risks by functional units, accountability throughout the organization and effective procedures to collect information on operational losses. The Operational Risk Committee is also responsible for monitoring the effectiveness of the business continuity plan.

Unless otherwise indicated, risk management figures for Banco de Bogotá incorporate consolidated financial data from LB Panamá.

Non-financial Subsidiaries

Corficolombiana consolidates most of our interests in non-financial subsidiaries. As such, its Government, Risk and Compliance (GRC) Vice Presidency ensures these subsidiaries’ risk management and internal controls, through compliance reports. This monitoring activity affects subsidiaries in the infrastructure and energy and gas sectors and is currently being expanded to the remaining sectors. Corficolombiana ensures that its non-financial sector subsidiaries follow guidelines in relation to risk management set forth by Corficolombiana and Grupo Aval’s policies and best practices established by law.

For all other non-financial subsidiaries of Grupo Aval, the Board of Directors of each consolidating financial entity has the faculty to establish guidelines in terms of risk policies and risk monitoring processes, which must be implemented at each of such subsidiaries.

New Risk Framework by the Superintendency of Finance (SFC)

On February 6, 2019, the national government, through Colombian Law 1870 of 2017, defined the regulation of the financial conglomerates in Colombia and the scope of supervision of the Superintendency of Finance, with the purpose of ensuring the stability of the financial system and taking the Supervision to international standards. This law created the category of financial holding and financial conglomerates. Additionally, through resolution No. 0155 the Superintendency of Finance identified the financial holding and the entities that make up the Aval Financial Conglomerate, which as of that date is subject to inspection and surveillance.

For more information, see “Item 4.Information on the Company — B. Business overview—Supervision and regulation—Regulatory framework for Colombian Financial Conglomerates”.

COVID-19 – Global Event

The corporate risk unit and our subsidiaries’ risk units, have strengthened risk supervision routines, focusing on those that could affect our operations during the COVID-19 pandemic. During 2020, the number of reports issued by the risk units to government entities increased and resulted in an enhanced monitoring of the impacts of COVID-19 on our risk management systems.

Following the announcement by the Colombian and Central American Governments of quarantines in connection with the COVID-19 pandemic, we implemented work from home policies for most of our employees, applying business continuity policies and applicable information technology protocols. During 2020 our employees, processes and systems adapted to the new working-remotely environment. Business continuity plans successfully demonstrated their effectiveness. For this purpose, we designed protocols to ensure capacity, availability and security of VPN services, strengthened security of email services and remote access to data stored in the internal network, among others. Controls on data encryption of communications, critical files and devices, dual factor authentication, application virtualization, security operations center (SOC) detection reporting, and data loss prevention (DLP) monitoring were also reinforced. Additionally, we strengthened awareness through campaigns intended to prevent smishing, phishing and vishing attacks on our employees and customers.

Even though the COVID-19 pandemic resulted in the materialization of new risks, the Operational Risk Units of our subsidiaries (URO for its initials in Spanish) and our Business Continuity Units, have provided agile and timely support to the Business Units in the identification, measurement, evaluation, control and mitigation of risks, as well as for the adoption of required recovery strategies.

In response to this challenge, Grupo Aval’s Corporate Operational Risk Committee and Corporate Business Continuity Committee have increased the frequency of their meetings during the COVID-19 pandemic. Through those committees, our entities have discussed the guidelines and strategies implemented during the COVID-19 pandemic and presented their implementation work plan.

Additionally, our subsidiaries treasury departments that operate remotely are doing so in compliance with the Superintendency of Finance and Securities Market Self Regulator Corporation (AMV) standards, subject to controls on the accounting record of transactions. Changes in controls have been made to incorporate electronic evidence rather than physical evidence, including evidence of approvals. Due to quarantines, we granted vacation to some of our employees with non-critical responsibilities, accordingly some non-material controls were temporarily performed later than usual.

Liquidity and Market Risks: The Corporate risk units and our subsidiaries risk units monitor the behavior of our clients’ deposits daily, which has been strengthened during the COVID-19 pandemic. Additionally, our subsidiaries monitor and follow up on strategies to maintain liquidity at adequate levels.

We also monitor the volatility in the prices of financial assets and their impacts on our subsidiaries’ investment portfolios on a daily basis, ensuring the application of risk policies for managing market risk.

The compliance of the liquidity and market risk levels required by the Colombia’s Financial Superintendency of Finance are monitored daily.

A swift and coordinated response from monetary, fiscal and regulatory authorities has been key to address the consequences of the COVID-19 pandemic. In a context of global volatility, the Central Banks have implemented measures as a backstop for financial markets as well as to ensure credit provision to households and businesses. In Colombia the  Board of Directors of the Central Bank has adopted measures to strengthen the liquidity of the country’s payment systems in pesos and U.S. dollars, such as, the provision of additional liquidity by reducing reserve requirements or cutting the benchmark interest rate from 4.25% to 1.75%. Among other regulatory measures, policy makers focused on supporting the credit flow to the economy, mitigating operational and financial risks for the banking system and increasing operational capacity to respond to short-term financial stability priorities. On fiscal policy the government implemented measures aimed to deal with health concerns and confinement periods.

Due to the uncertain environment caused by the COVID-19 pandemic and a significant decrease in world production, it is estimated that the pace of sovereign downgrades and negative outlook revisions, which increased at the outset of the COVID-19 pandemic, will continue as a result of global fiscal deterioration and the weakening of public finances. Likewise, changes in economic conditions will be monitored by Grupo Aval’s entities and subsidiaries in order to be incorporated into the macroeconomic parameters used to prepare stress scenarios and financial projections.

With the aim to oversee the impact of market volatility on the entities' portfolios, Grupo Aval conducted daily monitoring surveys, where the entities recorded the variations of the different portfolios, the value at risk and the sensitivity to interest rate and exchange rate risk. Likewise, Corporate Liquidity and Market Risk Committees were held, where the Entities shared the measures taken to ensure the remote operation of the front, middle and back office, as well as the updates in guidelines and policies in order to stay within the established risk appetite.

As a result, the effects of the COVID-19 pandemic on financial markets resulted in high volatility affecting sovereign and corporate debt securities portfolios held by our major financial institutions. Similarly, the high degree of uncertainty affecting capital markets, and the negative impacts on the worldwide economy affected risk premiums leading to a further deterioration of the securities contained in these portfolios. Therefore, increased market volatility presented conditions that were analyzed and followed closely. In order to assess the impact on the deterioration of sovereign and corporate debt investments generated by COVID-19, we carefully monitored macroeconomic conditions, especially for government debt securities, while for private debt securities we assessed the economic sectors within the portfolio.

Consequently, adjustments were made to the investments’ impairment estimates to include the increase in sovereign risk. By monitoring international financial markets, as market volatility declined and major risk rating agencies performed rating adjustments, we continued to adjust our impairment model with the aim of assessing the impact of the pandemic effectively, monitoring and measuring the deterioration of our portfolios.

As current financial market conditions are subject to rapid changes, updated facts and circumstances will continue to be monitored as new information becomes available.

Compliance Risks: The possible materialization of money laundering, bribery and corruption risks, were monitored with a focus in operations where the COVID-19 pandemic increased these risks. For example, the monitoring frequency was increased through weekly reports of our subsidiaries, and warning signs were adjusted, especially for medical import transactions, donations, with non-profit entities transactions, and awareness efforts.

Internal Controls Over Financial Reporting (ICOFR): Regarding ICOFR, mechanisms were established to identify changes in processes in order to allow business continuity in our financial subsidiaries. The process of generating financial reports has neither experienced any significant changes nor inconveniences in its filing or reporting process.

Credit Risk: Changes in economic conditions are reflected in macroeconomic scenarios and their impact in our banks. The COVID-19 pandemic has led to changes in expected economic conditions that involve a high degree of uncertainty. Accordingly, the effects of the coronavirus itself and the relief measures undertaken by governments, including instructions to credit institutions to provide relief measures to customers in the countries where we operate, have an important role in ECL assessment. As a result, payment extension to borrowers in certain financial instruments did not automatically result in those instruments being considered to have significant increase in credit risk (SICR). To reflect the impact of the COVID-19 pandemic in our models, the following overlays were made to conduct a more detailed analysis of the risk and characteristics of certain clients: (i) no stage improvement in obligations that requested relief and; (ii) migration to Stage 2 of obligations identified as “high risk” as a result of COVID-19 specific impacts.

ECL’s models and forward-looking information were adjusted, recognizing macroeconomic impacts based on available information about past events, current conditions and forecasts of economic conditions, to consider the impact of the COVID-19 pandemic. Due to the volume of changes in credit conditions in connection with reliefs and payment extensions granted to customers, changes in information systems could adversely impact the ability of certain processes to provide agile responses. Dual controls were implemented in our banks over the information system to mitigate this risk.

Given that the current social and economic environment is subject to rapid change, updated facts and circumstances will continue to be monitored as new information becomes available.

Main government measures in Colombia and Central America

Different measures were adopted by the governments in Colombia and Central America to mitigate the effects of the COVID-19 pandemic.

In Colombia, External Circulars 007, 014 and 022 were issued by the Superintendency of Finance, while in Central America there were grace periods, deferrals and restructuring loans in all the countries where we operate, following the guidelines of the relevant financial authorities, which were, to some extent, similar to the regulations enacted in Colombia.

For more information, see Note 1.1 of our audited consolidated financial statements.

The following table presents the information of the reliefs granted by our banks in Colombia under the terms of Circulars 007 and 014 and under the terms of Circular 022 of the SFC at December 31, 2020.

	At December 31, 2020
	Status of reliefs granted						Status of loans under PAD
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans that were relieved	Currently paying	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans under PAD

	(in Ps billions)
Commercial	11,997.3	2,611.0	489.1	145.5	296.9	15,539.9	2,512.7	187.4	56.2	12.2	2,768.5
As a % of commercial loans	15.4%	3.3%	0.6%	0.2%	0.4%	19.9%	3.2%	0.2%	0.1%	0.0%	3.5%
Consumer	5,000.4	930.2	371.6	229.7	396.7	6,928.5	2,050.2	256.2	145.2	11.9	2,463.5
As a % of consumer loans	11.7%	2.2%	0.9%	0.5%	0.9%	16.3%	4.8%	0.6%	0.3%	0.0%	5.8%
Mortgage	3,013.8	66.1	319.2	125.0	56.9	3,581.0	662.3	24.1	8.7	2.6	697.7
As a % of mortgages	29.7%	0.7%	3.1%	1.2%	0.6%	35.2%	6.5%	0.2%	0.1%	0.0%	6.9%
Microcredit	91.9	2.0	18.3	10.7	10.1	133.0	69.7	1.0	0.3	0.1	71.1
As a % of microcredit loans	24.7%	0.5%	4.9%	2.9%	2.7%	35.7%	18.7%	0.3%	0.1%	0.0%	19.1%
Gross loans	20,103.4	3,609.3	1,198.1	510.9	760.6	26,182.4	5,294.9	468.6	210.4	26.8	6,000.7
As a % of gross loans	15.3%	2.8%	0.9%	0.4%	0.6%	20.0%	4.0%	0.4%	0.2%	0.0%	4.6%

The following table presents the information of the reliefs granted by our banks in Central America under the relief plans and their structural payment programs, according to its own regulations at December 31, 2020.

	At December 31, 2020
	Status of reliefs granted						Status of loans under structural payment programs
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans that were relieved	Currently paying	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans under structural payment programs

	(in Ps billions)
Commercial	4,609.0	5,175.8	144.4	44.6	43.7	10,017.4	3,266.9	31.1	11.4	3.8	3,313.2
As a % of commercial loans	14.0%	15.7%	0.4%	0.1%	0.1%	30.4%	9.9%	0.1%	0.0%	0.0%	10.1%
Consumer	5,812.6	2,534.9	409.6	409.3	369.4	9,535.8	1,365.6	130.8	60.7	15.4	1,572.4
As a % of consumer loans	25.0%	10.9%	1.8%	1.8%	1.6%	41.0%	5.9%	0.6%	0.3%	0.1%	6.8%
Mortgage	4,626.8	3,001.2	277.7	148.5	117.9	8,172.1	617.3	71.8	18.6	9.2	716.9
As a % of mortgages	32.1%	20.8%	1.9%	1.0%	0.8%	56.8%	4.3%	0.5%	0.1%	0.1%	5.0%
Gross loans	15,048.3	10,711.8	831.7	602.4	531.1	27,725.3	5,249.9	233.7	90.6	28.3	5,602.5
As a % of gross loans	21.3%	15.2%	1.2%	0.9%	0.8%	39.3%	7.4%	0.3%	0.1%	0.0%	7.9%

The following table presents the information of the reliefs granted by Grupo Aval, on a consolidated basis, at December 31, 2020.

	At December 31, 2020
	Status of reliefs granted						Status of loans under PAD and structural payment programs
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans that were relieved	Currently paying	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balances of loans under PAD and structural payment programs

	(in Ps billions)
Commercial	16,606.3	7,786.7	633.5	190.1	340.7	25,557.3	5,779.6	218.4	67.6	16.0	6,081.6
As a % of commercial loans	15.0%	7.0%	0.6%	0.2%	0.3%	23.0%	5.2%	0.2%	0.1%	0.0%	5.5%
Consumer	10,813.0	3,465.1	781.2	639.0	766.1	16,464.3	3,415.8	386.9	205.8	27.3	4,035.9
As a % of consumer loans	16.4%	5.3%	1.2%	1.0%	1.2%	25.0%	5.2%	0.6%	0.3%	0.0%	6.1%
Mortgage	7,640.5	3,067.3	596.9	273.6	174.8	11,753.1	1,279.6	95.9	27.3	11.7	1,414.6
As a % of mortgages	31.1%	12.5%	2.4%	1.1%	0.7%	47.9%	5.2%	0.4%	0.1%	0.0%	5.8%
Microcredit	91.9	2.0	18.3	10.7	10.1	133.0	69.7	1.0	0.3	0.1	71.1
As a % of microcredit loans	24.7%	0.5%	4.9%	2.9%	2.7%	35.7%	18.7%	0.3%	0.1%	0.0%	19.1%
Gross loans	35,151.7	14,321.2	2,029.8	1,113.4	1,291.7	53,907.7	10,544.8	702.3	301.1	55.2	11,603.2
As a % of gross loans	17.4%	7.1%	1.0%	0.6%	0.6%	26.7%	5.2%	0.3%	0.1%	0.0%	5.8%

Actions adopted by our financial subsidiaries in Colombia and Central America to mitigate the risks associated with the COVID-19 pandemic on credit portfolios included:

●	Use of technical methodologies to identify sectors at risk.
●	Debtors’ monitoring was intensified, especially in sectors at risk.
●	Definition and expansion of different channels for servicing debtors according to the different portfolio segments.
●	Review and adjustment of origination strategies.
●	Review of approved debt limits in accordance with individual risk analysis.
●	Use of guarantees offered by the government for affected sectors and customers.

●	Adjustments to models through quantitative and qualitative overlays, considering the uncertainty of the information due to the reliefs granted by the banks.

LB Panamá’s subsidiaries

Central American Governments (Nicaragua to a lesser degree) adopted measures aimed at mitigating the negative effect of the COVID-19 pandemic on their local economy, including regulation for the extension on tax reporting and payment, temporary deferral of bank loan servicing, reduction and/or freeze of interest rates, without negative consequences on credit scores or payment records.  Panamá, Costa Rica, El Salvador, Honduras and Guatemala implemented further measures such as economic aids to individuals directly affected by the economic crisis resulting from the spread of COVID-19 pandemic in their countries.

Similar to the actions taken to grant reliefs to debtholders by our banks in Colombia, LB Panamá’s subsidiaries announced several actions to lessen the effects of the COVID-19 pandemic. Before June 30, 2020, BAC performed a round of automatic reliefs that was implemented without the need for customers’ to request such relief measures.

A 60 to 90-day installment relief was initially authorized in retail portfolios in Guatemala, Honduras, El Salvador, Costa Rica and Panamá. These automatic installment reliefs were granted automatically, without any previous review from the bank. Nicaragua was not part of the relief effort. For retail portfolios consisting of credit cards, mortgages, auto, personal loans and some small and medium enterprises, installments were deferred and will be collected in the future without any fee or penalty. Commercial and corporate clients initially received reliefs on a case-by-case basis.  Such reliefs included payment deferrals of principal and/or interest for up to six months, depending on the client’s economic activity and the extent to which they were affected.

During the third quarter of 2020 and onwards, LB Panamá’s subsidiaries shifted their relief strategy towards individuals and enterprises with material and proven distress due to the COVID-19 pandemic. During this phase, LB Panamá’s subsidiaries implemented a demand-driven approach with individual compulsory review. The focus of the credit and collections teams was to assess each case, determine the debtor’s capacity to service debt, and reschedule payments accordingly. Upon expiration of the first relief period negotiated by a corporate or commercial client, a second relief period was granted when necessary.

This approach advanced mainly in Guatemala and Costa Rica, and to a lesser extent in Honduras. El Salvador and especially Panamá, were affected by regulations that extended periods for payment deferrals, including Law 156 of 2020 of the Republic of Panamá and Agreement 013–2020 of the Panamanian Bank Superintendency.

As in Colombia, to reflect COVID-19 pandemic effects in ECL’s models, overlays were made conducting a more detailed analysis of the risks and characteristics of certain clients: (i) no stage improvement in obligations that requested relief and; (ii) migration to Stage 2 to obligations identified as “high risk”.

The COVID-19 pandemic continues to affect Central American countries, which is reflected in forward looking information incorporated in the ECL’s models.

Grupo Aval will continue to monitor changes in internal and external economic conditions as the new information about the impacts of the COVID-19 pandemic in credit risk becomes available.

Risk Management Systems

Credit Risk

The credit-risk management process for all our banks takes into consideration the requirements of the Superintendency of Finance, local regulators, Grupo Aval’s credit-risk management guidelines and the composition of each of our bank’s loan portfolio, which is the result of the execution of each bank’s strategy. See Note 4 to our audited consolidated financial statements.

The guiding principles of risk management at Grupo Aval and our banks are the following:

●	collective decision making for commercial loans of significant amount at the board level of each of our banks;
●	extensive and in-depth market knowledge, the result of our market leadership and our experienced, stable and seasoned senior management;

●	clear top-down directives in accordance with: (i) know-your-customer policies; and (ii) commercial loan credit structures based on the clear identification of sources of repayment and the cash-flow generating capacity of the borrower;
●	use of common credit analysis tools and loan pricing tools across all our banks;
●	diversification of the commercial loan portfolio with respect to industries and economic groups;
●	specialization in retail banking product niches; and
●	extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer loans;

For more information, see Note 1.1 of our audited consolidated financial statements.

Commercial Lending

56.03% of our total gross loan portfolio is composed of commercial loans to corporate, small and medium sized enterprises. However, the share of commercial loans varies in each of our banks. At December 31, 2020, the proportion of commercial loans was 71.51%, 70.30%, 32.86%, 22.81%, 48.26% and 80.06% at Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, LB Panamá and Corficolombiana, respectively.

The credit approval process for commercial loans at each of our banks in Colombia follows the policies and lending authorities established by each banking subsidiary. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá and Banco AV Villas, Comité de Crédito Dirección General at Banco de Occidente and Comité de Presidencia at Banco Popular). These have lending limits that range between Ps 6.0 billion (U.S.$1.83 million) at Banco AV Villas and Ps 30.0 billion (U.S.$8.74 million) at Banco de Bogotá.

Following the approval of an application by the national credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management unit if the loan would result in aggregate exposure to the borrower in excess of Ps 5.0 billion (U.S.$1.46 million). The credit approval process includes the presentation to Grupo Aval’s credit committee of all potential credit exposures per client (or client’s economic group) that, across all of our banks, represent an exposure in excess of Ps 30.0 billion (U.S.$8.74 million), or if it is considered to be part of a vulnerable sector. Delegation to the national credit committees of the banks can be made depending on the risk parameters defined by Grupo Aval’s credit committee. This committee, which is composed by the vice presidents of credit of each of our banks and the credit risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities.

The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations according to the structure of the loan (such as guarantees, interest rates, commissions and covenants). The credit committee will then submit to Grupo Aval’s advisory board those transactions which represent a significant exposure or request exceptions to policies.

The Grupo Aval advisory board, which is chaired by the president of Grupo Aval and composed by the presidents of our banks and financial subsidiaries, with the attendance of the risk vice presidents of Grupo Aval and of our banks, regularly  meets twice per month to discuss the adoption of risk management policies and how to meet the needs of major corporate and institutional clients, as well as to advise the Grupo Aval banks with respect to matters related to credit risk. The advisory board also evaluates credit applications submitted to it by Grupo Aval’s credit risk management committee and makes recommendations to the banks with respect to such loans. The boards of directors of the banks make the final decisions with respect to such applications. In order to facilitate the analysis of commercial loan applications which meet the threshold and are thus reviewed by Grupo Aval, we have developed certain tools, including a standardized “Proyecto de crédito”.

We seek to achieve a profitable, high-quality commercial loan portfolio and an efficient procedure for analyzing potential loans across our banks. For that purpose, we have established policies and procedures for the analysis and approval of potential commercial credit transactions that seek to focus lending on the following principles:

●	Borrowers whose shareholders and management have, in our opinion, the highest integrity (considering not only an analysis of the borrower’s credit profile but also its reputation in the business community, among other factors);
●	Clearly identify and quantify primary and secondary sources of repayment, with a bias towards operational cash flow;

●	Borrowers that participate in key industries;
●	Borrowers that are leaders or strong players in the industries where they participate;
●	Transaction structures, including covenants and guarantees, which provide adequate protection; and
●	Adequate pricing that compensates for the capital invested and the market and credit risks incurred.

As part of our commercial banking activity, we make loans to public sector entities. For purposes of evaluating the extension of credit to public sector entities, our banks follow three criteria: (i) the loan must be used to finance an investment that has been approved by local authorities; and (ii) a source of repayment, primarily tax revenues, must be clearly identified.

For more information, see Note 1.1 of our audited consolidated financial statements.

Consumer Lending

Consumer lending represented 31.89% of the total gross loan portfolio at December 31, 2020; however, the participation and specialization by product varies in each of our banks. At December 31, 2020, Banco Popular’s consumer lending represented 61.90% of its total gross loan portfolio and was concentrated mainly in payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas, Banco de Bogotá and LB Panamá consumer lending represented 57.50%, 20.89% and 31.95% of their total gross loan portfolio, respectively. At Banco de Occidente, 23.93% of its total gross loan portfolio consisted of consumer loans, with motor vehicle financing representing 22.13% of its consumer loan portfolio. At Corficolombiana, 19.36% of total gross loans were consumer loans granted primarily by Promigas and its subsidiaries to its residential gas utility users.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest consumer lending authority at all banks, other than the board of directors, is the national consumer credit committee where the highest lending is U.S.$1.0 million.

For consumer banking, each bank has developed risk models designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 96.52% of the consumer loan portfolio, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank, within our subsidiaries, with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tools, which have allowed the sale of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has a full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts.

For more information, see Note 1.1 of our audited consolidated financial statements.

Mortgage Lending

Mortgage lending represented 11.90% of our total gross loan portfolio at December 31, 2020, with LB Panamá, Banco de Bogotá and Banco AV Villas being the largest contributors. Mortgage lending represented 19.80%, 7.05% and 19.68% of LB Panamá’s, Banco de Bogotá’s and Banco AV Villas’ total gross loan portfolios, respectively, as of December 31, 2020.

For more information see Note 1.1 to our audited consolidated financial statements.

Microcredit Lending

Microcredit loans represented 0.18% of the total gross loan portfolio at December 31, 2020.

For more information, see Note 1.1 of our audited consolidated financial statements.

Credit Classification and Provisioning

Our banks are continually engaged in the determination of risk factors associated with their credit-related assets, through their duration, including restructurings. For such purposes, they have designed and adopted the credit risk administration system (Sistema de Administración de Riesgo de Crédito), or “SARC”, (for its initials in Spanish) in accordance with Superintendency of Finance guidelines. The SARC has integrated credit policies and procedures for the administration of credit risks, models of reference for the determination and calculation of anticipated losses, allowances for coverage of credit risks and internal control procedures.

Our banks are required to classify the loan portfolio in accordance with the rules of the Superintendency of Finance, which established the following loan classification categories: “AA”, “A”, “BB”, “B”, “CC” and “Default”, depending on the strength of the credit and its past due status.

Each bank reviews the outstanding loan portfolio components under the above-mentioned criteria and classifies individual loans under the risk-rating categories below, based on minimum objective criteria, such as balance sheet strength, profitability and cash generation capacity. The classification of new commercial loans is made based on these objective criteria. The criteria are also evaluated on an ongoing basis, together with loan performance, in reviewing the classification of existing commercial loans.

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

Loans whose risk rating is “AA” according to the methodology of the Consumer Reference Model (MRCO), as established by the Superintendency of Finance

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

For new consumer loans, our banks use their internal statistical origination models to develop an initial classification category (“AA”, “A”, “BB”, “B” and “CC”). Once the loan is disbursed, the banks use formulas provided by the Superintendency of Finance, which incorporate payment performance of the borrower to calculate a score which in turn is used to determine the loan classification.

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

For our mortgage and microcredit loan portfolios the risk categories in effect at December 31, 2020, based on past due status, are as follows.

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

For more information, see Note 1.1 of our audited consolidated financial statements.

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

The provision calculation process includes analysis of specific, historical and subjective components. The methodologies used by our banking subsidiaries include the following elements:

●	a detailed periodic analysis of the loan portfolio;
●	a credit classification system by risk levels;
●	a periodic review of the summary of loss allowances;
●	identification of individually evaluated loans due to impairment;
●	consideration of internal factors such as size, organizational structure, loan portfolio structure, loan administration process, analysis of overdue portfolio and experiences of historical losses;
●	consideration of risks inherent to different types of loans; and
●	consideration of external factors, including local, regional and national, as well as economic factors.

For credits individually considered as significant and impaired, the amount of the loan loss allowance is calculated using the discounted cash flow method. Management of each financial entity makes assumptions regarding the amount to be recovered for each client and the time in which such amount will be recovered. During the calculation of allowances for credits considered individually as significant and impaired, based on their guarantee, management performs estimates of the fair value of such guarantees with the support of independent expert appraisers.

For loans not considered individually significant, or for those credits individually significant but not impaired, loan loss allowances are calculated collectively using the historical loss rate, periodically updated data reflecting current economic conditions, performance trends of the industry, geographic concentrations of debtors within each portfolio of the segment and any other relevant information that may affect the payment. Grupo Aval’s banking subsidiaries also determine whether the credit risk (i.e., risk of default) of a financial instrument has increased significantly since initial recognition. They consider reasonable and supportable information that is relevant and available without undue cost or effort, including both quantitative and qualitative information and analysis based on their historical experience, expert credit assessment and forward-looking information.

To quantify expected credit losses in portfolios evaluated collectively the banking subsidiaries of Grupo Aval have calculation methodologies that consider three fundamental factors: exposure, probability of default and loss given default.

●	Exposure at default – “EAD” is the expected exposure from a counterparty at the time of a possible default.
●	Probability of default – “PD” is the probability that the counterpart defaults in its payment obligations of capital and/or interest. The probability of default is associated to the rating/scoring or level of delinquency of the borrower. When a financial instrument’s credit risk has increased significantly since initial recognition, a PD for the remaining life of the credit (PD-lifetime) is used, while a PD for the next 12 months is used when the credit risk has not increased significantly.
●	Loss given default – “LGD” is the estimated loss in case a payment default occurs taking into consideration the guarantees and the corresponding appraisal.

For more information, see Note 1.1 of our audited consolidated financial statements.

Liquidity Risk

Liquidity management in Grupo Aval and its financial subsidiaries is aimed at minimizing liquidity risks and ensuring the short-term fulfilment of their main funding requirements, while balancing the tradeoff between coverage of structural exposures and cost. The financing and liquidity models are decentralized and based on the autonomous management of each subsidiary. However, liquidity risk policies at the financial subsidiaries are compliant with guidelines established by the Superintendency of Finance and local regulators. These guidelines required Grupo Aval’s Colombian financial subsidiaries to establish a liquidity risk management system (Sistema de Administración de Riesgo de Liquidez), which includes the identification, measurement, control and monitoring functions to ensure the management of day-to-day liquidity needs, adjust minimum liquidity buffers and establish liquidity contingency plans to deal with unexpected situations. Grupo Aval, as a holding company, is not required to maintain minimum liquidity positions.

Grupo Aval’s Colombian banking subsidiaries and Corficolombiana must maintain cash in hand and restricted in banks to comply with the requirements of the Colombian Central Bank and the Superintendency of Finance. These funds are part of reserve requirements and are calculated over the daily average of the different customer deposits. Prior to April 22, 2020, this requirement stood at 11% on demand and saving deposits, while time deposits with a term up to 18 months, had a 4.5% reserve requirement. For time deposits with tenors exceeding 18 months, the reserve requirement was 0%. Starting on April 22, 2020, this requirement is 8% on demand and saving deposits, and 3.5% for time deposits with a term up to 18 months. For time deposits with tenors exceeding 18 months, the reserve requirement remained at 0%.

By this means, liquidity will be provided for the acquisition of solidarity notes pursuant to Decree 562 issued on April 15, 2020. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory investments” for more information.

The pandemic declared by the World Health Organization in the first quarter of 2020, required risk areas to increase the frequency where the performance of their liquidity risk indicators is monitored through their internal risk committees. This monitoring has allowed decisions to be made in a timely manner, mitigating risk situations that could affect the stability of our entities.

The Corporate risk units and our subsidiaries’ risk units, especially since the start of COVID-19, have been monitoring the behavior of our clients’ deposits on a daily basis. Our subsidiaries at the same time monitored and followed up on strategies to maintain liquidity at adequate levels.

Moreover, financial subsidiaries controlled by Grupo Aval are required to maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters using a short-term liquidity index (Indicador de Riesgo de Liquidez), or “IRL”, that measures 7 and 30 day liquidity. This index is defined as the difference between adjusted liquid assets and net liquidity requirements:

●	Liquid assets include (i) debt securities adjusted by market liquidity and exchange rate excluding investments in securities at amortized cost, different from mandatory investments; (ii) Central Bank deposits; and (iii) available cash.

●	Net liquidity requirements result from the difference between expected contractual asset and contractual and non-contractual liability cash flows. Cash flows from loans past due more than 30 days are not included in this calculation.

According to the updated methodology, the IRL for 7 and 30 days decreased for all our Colombian banking subsidiaries and Corficolombiana, as compared to the previous methodology. However, the liquidity units of the financial subsidiaries have worked to measure the future impacts on the index considering the economic and commercial environment. During 2020, Grupo Aval’s financial subsidiaries in Colombia have maintained adequate levels of high-quality liquid assets to meet the 30-day liquidity requirements, according to the methodology of the Superintendency of Finance. There is no evidence of a liquidity risk threat in the near future.

Although LB Panamá’s subsidiaries are not subject to Colombian regulation on liquidity risk, their internal liquidity risk framework is designed to provide an adequate liquidity management, in compliance with regulation in each of the countries where they operate.

The following tables show the consolidated IRL Ratio at December 31, 2020 and 2019 for each of our banks in Colombia and Corficolombiana, expressed in Ps billions and as a percentage.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

	(in Ps billions)
IRL – 7 days	12,016	9,128	4,083	5,372	3,839	2,197	3,490	1,489	1,042	1,238
IRL – 30 days	4,095	2,142	2,493	3,408	1,772	543	2,118	573	846	971

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

	(in percentages)
IRL – 7 days	1,036	488	349	937	1,017	529	1,052	617	340	402
IRL – 30 days	145	123	177	231	171	125	222	148	235	243

The Superintendency of Finance issued External Circular 019 of 2019, setting the objective, rules and definition of the metric for the CFEN ratio (Coeficiente de Financiación Estable Neto). The CFEN ratio, based on the Basel NSFR (Net Stable Funding Ratio) standard, limits excessive dependence on unstable funding resources for strategic assets that are often illiquid and at the same time, allows entities to maintain a stable funding profile in relation to their assets. The implementation date of the CFEN ratio settled in March 2020, but the transitional arrangements for the output floor are extended through March 31, 2022.

The CFEN ratio is defined as a ratio of the available amount of stable funding (ASF) to a required amount of stable funding (RSF). “Stable funding” is defined as those types and amounts of equity and liability financing, expected to be reliable sources of funds over a one-year time horizon under conditions of long term stress.

Available stable funding (ASF) is defined as the total amount of an institution’s: (i) capital; (ii) preferred stock with maturity of equal to or greater than one year; (iii) liabilities with effective maturities of one year or greater; and (iv) the portion of “stable” non-maturity deposits and/or term deposits with maturities of less than one year that would be expected to stay with the institution for an extended period in a stress scenario multiplied by an ASF factor. The total ASF is the sum of the corresponding weighted amounts.

The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, multiplied by its associated RSF factor. The total RSF is the sum of the corresponding weighted amounts. RSF factors are intended to approximate the amount of a specific asset that would have to be financed, either because it will be renewed, it could not be liquidated through its sale, or it is engaged in a money market operation, in the course of a year without incurring in significant losses. That amount must be financed with ASF.

The following tables show the consolidated CFEN ratio for each of our banks in Colombia as well as for Corficolombiana, expressed as a percentage at December 31, 2020.

	At December 31, 2020
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
	2020	2020	2020	2020	2020

	(in Percentage)
CFEN	93.00	100.14	93.96	112.11	191.47

LB Panamá’s subsidiaries (BAC and MFG), use different indicators in response to the regulatory requirements of each jurisdiction. These regulatory indicators seek to ensure that the banks maintain sufficient liquid assets to meet their needs in different time horizons. For this reason, LB Panamá’s subsidiaries establish liquidity risk measurement indicators that are replicated in each jurisdiction to ensure that regulatory requirements are complied with and that their subsidiaries have enough liquidity to fulfill their respective strategic objectives.

See additional information in Note 4 and Note 1 of our audited consolidated financial statements.

Market Risk Management

Market risk management focuses in the probability of changes in the value of the investment’s portfolios due to fluctuations in financial instruments’ prices. Market risk management systems are composed by a set of policies, procedures and controls in order to identify, measure, monitor and control the sources of risk.

The pandemic declared by the World Health Organization in the first quarter of 2020, required risk areas to increase the frequency where the performance of their liquidity risk indicators is monitored through their internal risk committees. This monitoring allowed decisions to be made in a timely manner, mitigating risk situations that could affect the stability of our entities.

Grupo Aval, as a financial holding, does not have material market risk but it monitors and oversees market risk at a consolidated level through reports received from its financial subsidiaries in charge of managing their own market risk.  The financial subsidiaries present substantial market risk, primarily as a result of banks’ lending, trading and investment businesses. The main sources of market risks to which financial subsidiaries are exposed are: interest rate risk, foreign exchange rate risk, variations in stock price risk and investment fund risk:

●	Interest rate risk: as a result of mismatches between interest-rate-sensitive assets and liabilities, subject to any hedging we are engaged in using interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with trading and non-trading activities.
●	Foreign exchange rate risk: as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in foreign currencies.
●	Variations in stock price risk: in connection with investments in equity securities, including our merchant banking investments.
●	Investment fund risk: primarily from investments in mutual funds.

Grupo Aval and its financial subsidiaries’ respective boards of directors, through their risk management committees, are responsible for establishing policies, procedures and limits regarding market risk. Additionally, these committees monitor overall performance considering the risks assumed. These policies and procedures describe the control framework used by Grupo Aval and its financial subsidiaries to identify, measure and manage market risk exposures inherent in financials activities. The main purpose of these policies and procedures is to set risk limits.

All risk managers within Grupo Aval must ensure that each business activity is performed in accordance with the financial subsidiaries’ established policies. These policies and procedures are followed in market risk decision-making in all business units and activities. Financial subsidiaries have established a Market Risk Management System “Sistema de Administración de Riesgos de Mercado”, or SARM (for its initials in Spanish), which meets the requirements of the Superintendency of Finance. Each financial subsidiary is responsible for setting limits and monitoring market risk.

Market risk management employees at Grupo Aval and financial subsidiaries are responsible for:

●	identifying, measuring, managing and controlling market risk exposures inherent in their businesses;
●	analyzing exposures under stress scenarios;
●	confirming compliance with risk management policies, reporting violations of such policies, and proposing new ones;
●	designing value securities and financial instruments methodologies; and
●	reporting trading instruments’ market risk levels to senior management on a daily basis.

Financial subsidiaries hold trading and non-trading instruments which are classified in the treasury or banking book, according with the strategy, the nature and financial instruments risks.

In Central America, governments are the main issuers of debt securities and banks are its main holders. The low participation of other agents in the market means that the securities acquired at the time of issuance generally remain in the banks’ investment portfolio until their maturity. Investments in debt securities of Grupo Aval’s financial subsidiaries in Central America are, mostly, registered and measured at fair value through other comprehensive income.

Investments measured at fair value through profit or loss (FVTPL) are not very significant considering the size of the securities portfolio. Therefore, other test measures are used to assess the level of market risk exposure, such as: DVO1 or duration sensitivity.

For more information, see Note 1.1 of our audited consolidated financial statements.

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

VaR models have inherent limitations, including the fact that they rely on historical data, which may not be indicative of future market conditions or trading patterns. As a result, VaR models could overestimate or underestimate the value at risk and should not be viewed as predictions of future results. Furthermore, it can be possible to incur in losses materially in excess of the amounts indicated by the VaR models on a specific trading day or over a period. VaR does not calculate the greatest possible loss. In addition, VaR models are subject to the reasonable judgment of market risk management’s employees.

As described below, financial subsidiaries measure interest rate risk, foreign exchange risk, variations in stock price risk and investment fund risk in accordance with VaR models. They use two types of approaches to measure VaR: (i) internal VaR models and (ii) regulatory VaR.

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

Regulatory VaR

The Regulatory VaR calculation is mainly used for the Superintendency of Finance’s capital ratio (solvency ratio) calculations and the methodology is based on the Basel II model.

This model applies only to the banks’ investment portfolio and excludes investments at amortized cost and other specific non-trading positions included in the “Available for sale” portfolios. Total market risk is calculated on a daily basis by aggregating the VaR for each risk exposure category on a ten-day horizon using risk factors calculated in extreme market stress scenarios. VaR at month-end comprises part of the capital adequacy ratio calculation (as set forth in Decree 2555 of 2010). The Superintendency of Finance’s policy issues, require financial subsidiaries to calculate VaR for the following risk factors: interest rate risk, foreign exchange rate risk, variations in stock price risk and fund risk; correlations between risk factors are not considered. The fluctuations in the portfolio’s VaR depend on volatilities determined by the Superintendency of Finance, duration and changes in balances outstanding. The ten-day horizon is defined as the average time in which an entity could sell a trading position in the market. Moreover, the Superintendency of Finance has not made publicly available technical information on how it determines the volatilities used in this model, and only limited information is available. The volatilities used in the Superintendency of Finance’s model are of a similar magnitude to those observed in very high volatility or stress periods.

The VaR calculation for each parent company is the aggregate of the parent and its financial subsidiaries’ VAR, using, the standard methodology defined by the Financial Superintendence of Colombia.

Interest Rate Risk

Financial subsidiaries’ exposure to interest rate risk in their trading portfolios primarily arises from investments in securities (floating and fixed rate) and derivative instruments. According to the Superintendency of Finance rules, financial subsidiaries calculate interest rate risk for positions in pesos, foreign currency and UVRs separately. UVR is a Colombian inflation-adjusted monetary index calculated by the Colombian Central Bank’s board of directors and generally used as an alternative for home-mortgage loans pricing floating rates. The interest rate risk model is designed to measure the risk of losses arising from changes in market interest rates. It includes the sum of the net short or long position in the whole trading book, a proportion of the matched positions in each time band (vertical disallowance) and a proportion of the matched positions across different time bands (horizontal disallowance).

A significant portion of market risk of the financial subsidiaries is interest rate risk generated by long positions held in peso-denominated Colombian government debt. Financial subsidiaries prefer these securities because the government debt market is the largest and most developed of the local financial markets. Additionally, government debt securities support the liquidity management as they are eligible for Colombian Central Bank overnight repo funding and are classified as high-quality liquid assets. Government debt securities also carry a zero weight for capital adequacy calculations making them attractive in terms of use of capital. These factors provide a strong incentive to invest in government debt securities and diversify less into other debt securities that do not possess these characteristics.

Foreign Exchange Rate Risk

Financial subsidiaries use a sensitivity factor to calculate the probability of losses as a result of fluctuations in currencies in which they hold positions. Regulatory VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance as shown in the following table.

U.S. dollar	12.5%
Euro	11.0%
Other currencies	13.0%

Our banks’ exposure to foreign exchange rate risk arises mainly from changes in the U.S. dollar/peso exchange rate. Our banks use an approximation to estimate the risk in exchange-rate-related option positions based on delta, gamma and vega sensitivities, which is included in foreign exchange risk.

The foreign exchange rate risk VaR calculation under the standard model of the Superintendency of Finance includes the trading and non-trading book.

Equity Price Risk

In determining regulatory VaR variations in stock price risk, certain investments are excluded: (i) equity securities in financial institutions supervised by the Superintendency of Finance; and (ii) equity securities derived from corporate restructuring processes or received as in-kind payment for non-performing loans. In addition, as part of the solvency ratio calculation, equity securities in entities supervised by the Superintendency of Finance that do not consolidate, are generally deducted from primary capital. Investments in entities that consolidate but are not supervised by Superintendency of Finance (non-financial investment), are included in VaR calculations.

Variations in stock price risk in Grupo Aval, derive mainly from Corficolombiana’s non-financial investment portfolio. The Superintendency of Finance’s methodology for determining VaR for variations in stock price risk outlined above resulted in the inclusion of Corficolombiana’s consolidated and non-consolidated equity securities in non-financial institutions.

In December 2010, the Superintendency of Finance issued a methodology that excludes from the VaR calculation investments that are available for sale, equity securities that are acquired as strategic investments and intended to be held on a long-term horizon.

Variations in stock price risk VaR are computed daily by multiplying the net position by the maximum likely variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance to be 14.7%. This coefficient is based on historic volatilities and is seldom adjusted.

Investment Fund Risk

Investment fund risk comes from temporary investment of cash in portfolios managed by trust companies. Investment fund risk VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance to be 14.7%.

The following tables show the consolidated VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2020 and 2019, for a ten-day horizon for each of our Colombian banking subsidiaries. The minimum and maximum levels are determined based on end-of-month calculations, using 12 data points between January and December. Average values are determined based on the 13-month data points between December of the year analyzed and December of the previous year.

Banco de Bogotá

					At
					December 31,
	Year ended December 31, 2020				2019
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	823,990	735,519	838,104	622,739	568,537
Foreign exchange rate risk VaR	55,652	228,834	429,800	55,652	379,406
Variations in equity price risk VaR	13,692	12,636	13,692	11,210	10,964
Fund risk VaR	374,843	324,265	374,843	301,449	321,177

Banco de Occidente

					At
					December 31,
	Year ended December 31, 2020				2019
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	170,819	148,239	170,819	112,623	158,200
Foreign exchange rate risk VaR	968	4,529	21,198	762	2,995
Variations in equity price risk VaR	—	—	—	—	—
Fund risk VaR	52,155	41,097	52,216	7,756	4,733

Banco Popular

					At
					December 31,
	Year ended December 31, 2020				2019
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	81,513	98,609	117,115	81,513	108,113
Foreign exchange rate risk VaR	4,562	4,693	5,280	2,648	5,280
Variations in equity price risk VaR	180	247	348	176	348
Fund risk VaR	15,518	15,025	15,518	14,577	14,577

Banco AV Villas

					At
					December 31,
	Year ended December 31, 2020				2019
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	106,016	99,625	108,019	95,064	55,021
Foreign exchange rate risk VaR	52	19	63	1	80
Variations in equity price risk VaR	—	—	—	—	-
Fund risk VaR	4,017	1,435	4,017	935	2,931

Corficolombiana

					At
					December 31,
	Year ended December 31, 2020				2019
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	157,021	142,488	154,634	120,386	149,643
Foreign exchange rate risk VaR	5,463	3,156	5,488	1,080	4,059
Variations in equity price risk VaR	13,507	11,992	12,617	11,686	11,111
Fund risk VaR	2,487	2,278	2,496	1,987	2,624

The financial subsidiaries’ regulatory VaRs yield different results according to each operation. Between December 31, 2020 and 2019, the regulatory VaR of the financial subsidiaries have been higher for Grupo Aval’s entities due to the incentives provided by the central bank, reducing rates and excess liquidity in the market.

Considerations on Equity Price Risk Regulatory VaR

As stated above, variations in equity price risk measured based on the regulatory VaR methodology include equity securities held for trading through profit or losses and non-strategic holdings. In addition, it does not discriminate between listed and unlisted equity investments or between those consolidated and those which are not. It focuses on investments in non-financial institutions.

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have been in the portfolio for many years and are intended to remain as permanent investments. At December 31, 2020 and 2019, the investments subject to regulatory VaR were the holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2020 and 2019.

	At December 31,
	2020			2019
	Investment			Investment
	subject to		Percentage	subject to
	Regulatory	Regulatory	of	Regulatory	Regulatory	Percentage of
	VaR	VaR	portfolio	VaR	VaR	portfolio
More than 36 months	85,832	12,617	100%	75,584	11,111	100%
Total	85,832	12,617	100%	75,584	11,111	100%

Non-Trading Instruments

Non-trading instruments consist mainly of loans and deposits. Our banks’ primary market risk exposure in their non-trading instruments is interest rate risk, which arises from the possibility of changes in market interest rates. Those changes in market interest rates affect our banks’ net interest income due to timing differences on their assets and liabilities repricing. Additionally, our banks are affected by gaps in maturity dates and interest rates in different asset and liability accounts.

For more information, see Note 4 of our audited consolidated financial statements—Interest Rate Risk on the balance sheet structure shows mismatches in the repricing of our assets and liabilities by maturity bands. Also, Note 4 of our audited consolidated financial statement— Liquidity Risk, shows an analysis of the remaining contractual maturities of our assets and liabilities.

As part of their management of interest rate risk, financial subsidiaries analyze the interest rate mismatches between their interest-earning assets and their interest-earning liabilities. This sensitivity analysis based on hypothetical changes assumes the composition of Grupo Aval’s balance sheet remains constant over the period being measured.

The sensitivity analysis estimates the impact that a 100 basis point increase in the average rates of return would have on interest-bearing assets and liabilities. If average rates of return had increased 100 basis points, Grupo Aval’s net interest income would have increased by Ps 928.2 billion. Additionally, it is estimated that an increase of 100 basis points in the average rates of return on investments at FVTPL, would have resulted in a decrease in net trading income of Ps 56.5 billion. Finally, it is estimated that an increase of 100 basis points in the average rate of return of investments measured at FVOCI, would have resulted in a decrease in total equity of Ps 307.7 billion.

Additionally, Superintendency of Finance guidelines require financial subsidiaries to measure foreign exchange rate risk VaR not only for treasury book positions but also for all assets and liabilities denominated in foreign currencies. Our non-trading instruments are exposed to foreign exchange rate risk mainly from loans and deposits denominated in dollars. This foreign exchange rate risk is monitored under the VaR methodology described above.

Non-Financial Risk Review

Grupo Aval and its subsidiaries are committed to the preservation of integrity through compliance with applicable laws, regulations and ethical standards in each of the markets in which they operate. All employees are expected to adhere to these laws, regulations and ethical standards and management of each financial subsidiary is responsible for ensuring such compliance. Compliance is an essential ingredient of good corporate governance.

The compliance function covers all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing,  consumer protection, antibribery and anticorruption, as well as compliance with the standards of the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley).

The compliance function is independent of the business lines in all our financial subsidiaries and promotes adherence to the rules, oversight requirements, principles and values of good conduct through all our companies. The corporate governance structure at Grupo Aval establishes standards, policies and best practices that apply to each company in order to enforce the standard requirements, that business units should follow. The compliance or risk units in each financial subsidiary enforce the application of the corporate and internal policies providing advice and information in the interest of employees, customers, shareholders and supervisors.

The compliance function is incorporated into the risk areas with access to the Board of Directors and its committees through the Chief Risk Management Officer. In addition, the legal departments of each financial subsidiary, have access to these bodies on a regular basis. This structure is aligned with banking regulatory requirements and supervisory expectations.

The compliance unit assists Management at the entity level in identifying and assessing potential compliance issues as well as providing guidance to staff on compliance laws, rules and standards, and performs a monitoring and reporting role. The legal departments of the financial subsidiaries have the primary responsibility for identifying and interpreting compliance laws, rules and standards, and for aiding in drafting related policies and procedures. The internal audit units review the adequacy of controls established to ensure compliance with policies, plans, procedures and business objectives, in accordance with the annual internal audit plan and legal requirements, as well as COSO 2013 as internal control framework.

Operational Risk Management

Grupo Aval defines operational risk as “the risk of incurring losses due to deficiencies, failures or inadequate functioning of our processes, technology, infrastructure or human resources, as well as the occurrence of external events associated with these”. Operational risk is inherent in all products, activities, processes, and systems, and affects all business and support areas, thus, all employees are responsible for managing and controlling the risks arising in their area of activity.

The operational risk policies in Grupo Aval and financial subsidiaries are aimed at complying with the guidelines established by Superintendency of Finance. These guidelines require to establish a system of operational risk management (SARO) that includes identification, measurement, control and monitoring of functions required to ensure adequate risk management.

As a part of the processes achieved in the management of operational risk the execution of missionary, strategic and support processes and implements the necessary controls to meet its obligations with clients, shareholders and other stakeholders. SARO's management is complemented by the definition, implementation, testing and maintenance of the Business Continuity Plan, which is part of strengthening the operational risk control stage.

To comply with the implementation of SARO, each of our financial subsidiaries established within its organizational structure an operational risk unit independent of the operational and control areas of each financial subsidiary. The responsibilities of these units are the establishment and definition of policies, methodologies and procedures for communicating within each organization all information related to operational risk. In addition to the staff of each operational risk unit, the financial subsidiaries have established the role of operational risk leaders, which are employees in key areas who, in addition to their functional responsibilities, are required to report events or situations which may result in eventual operational losses. Additionally, each financial subsidiary has an operational risk management committee which meets on a periodical basis to review operational risks policies and follow up on the execution of action plans.

The Operational Risk Unit (URO) maintains its monitoring process to the risk profile of the entity, reports to Senior Management, and validated that risks levels have not exceeded the adequate and accepted risk levels.

At Grupo Aval, an operational risk management committee, composed of the heads of the operational risk units of each financial subsidiary and staff of Grupo Aval risk management, was established. The principal activities of this committee,  are as follows:

●	coordinate the analysis of regulation and the impact in Grupo Aval’s financial subsidiaries;
●	identify and apply operational risk management best practices;
●	monitor the financial subsidiaries’ operational risk management performance systems.
●	coordinate the standardization of operational risk methodologies;
●	identify and implement operational risk management tools; and
●	standardization of criteria in the search for business continuity tools.

The maturity of our Business Continuity Management system represents our commitment to a strong and resilient culture, providing all stakeholders with contingency solutions that allow them to enhance their confidence in the management of events that disrupt the normal operation of our business. The Business Continuity Testing has been developed to identify strengths and improvement opportunities into entities scheme. As a result, the strategies and preparation of technological equipment and processes were effective.

The guidelines established by Grupo Aval’s Corporate Business Continuity Committee aim to support compliance with business continuity requirements based on a deep knowledge of the policies and activities developed by each entity.

In accordance with the minimum capital requirements and in compliance with the Superintendency of Finance of Colombia’s new regulation, Grupo Aval and its financial subsidiaries are aimed to accomplish the guidelines of Decree 1421 which was issued on August 6, 2019, which defines operational risk capital requirements for Colombian financial institutions with Basel III standards. The decree includes a transition period of 18 months, due on January 1, 2021. The supervisor incorporates in Chapter XXIII of Accounting and Financial Circular (CBCF), an update of instructions related to the management of operational risk that financial entities must implement, in order to raise their levels to international standards and best practices, which will become effective on July 7, 2021.

Anti-money laundering and terrorist financing

Grupo Aval and its financial subsidiaries must comply with the guidelines established by local authorities and the Superintendency of Finance of Colombia (which, in turn, follows international standards). These guidelines require that Colombian financial entities establish a system for the administration of risks related to money laundering and terrorist financing (Sistema de Administración de Riesgo de Lavado de Activos y Financiación del Terrorismo - SARLAFT) which includes the identification, measurement, control and monitoring functions to prevent and mitigate the materialization of risks related to money laundering and terrorist financing.

In compliance with the regulations of the Superintendency of Corporations, the most significant entities in the non-financial sector, have implemented the control system for the prevention of the money laundering and financing of terrorism called SAGRILAFT (Sistema de Autogestión de Riesgo Integral de Lavado de Activos y Financiación del Terrorismo). A methodology for measuring the maturity level of the system to prevent money laundering and terrorist financing was defined, consisting of an annual self-evaluation that includes qualitative factors of the compliance program ranging from the control environment to monitoring the effectiveness of the controls.

Monthly Corporate Committees are held with the participation of the Compliance Officers of the principal entities. Through these instances, Grupo Aval ensures that best practices are adopted by the companies, and undertakes a periodic review of the methodology, risk factors and risks materializations. Depending on their importance, a review assessment is made in these committees to determine if there are gaps in the factors considered (ranging from policies, organization, knowledge of the client, identification of unusual operations, status of communications, acquisition, development and maintenance of systems, incident management, business continuity plans, degree of compliance, strategy, government and control architecture, among others) and opportunities for improvement. At the same time, once the remediation plans are executed, corporate reviews are made in order to verify that those plans were accomplished. Compliance Officers in each subsidiary are required to report periodically the main findings and assessment of the anti-money laundering risk to the Board of Directors.

All financial subsidiaries, including our financial subsidiaries in Central America, in compliance with local regulations, must report suspicious transactions to the UIAF (Unidad de Información y Análisis Financiero) of the Ministry of Finance.

Annually, each subsidiary must certify to Grupo Aval holding the degree of compliance with corporate policies and procedures for the calendar year that ends, based on program maturity goals. According to this, each of our subsidiaries must comply the minimum standards defined by Grupo Aval, even if the local regulation is less demanding.

Anti-bribery and anti-corruption

Grupo Aval has designed controls to safeguard that its employees act with integrity in all of their dealings and strictly prohibits bribery and corruption in any form. Anti-bribery and anti-corruption principles are stated in the Corporate Anti-Bribery and Corruption Policy and are summarized below, based on the fundamental principle of zero risk tolerance:

●	employees of Grupo Aval and of all its subsidiaries must conduct their business fairly, honestly, accountably and transparently; therefore, all forms of bribery and corruption, including facilitation payments, are strictly prohibited;
●	ethical lines are available to employees and third-parties. Any complaints are carefully investigated, ensuring appropriate actions and the whistleblowers anonymity;
●	gifts or entertainment must always be proportionate and reasonable, must have a legitimate purpose and must not create a conflict of interest or the perception thereof;
●	donations and sponsorships are controlled, regulated by strict principles and should be reported to Compliance Officers; and
●	questionable behavior should be challenged, and rumors of improper payments or activities should be reported to management or could be reported via the whistleblower reporting channels.

In accordance with the above, Grupo Aval monitors that the accounting records of transactions with high exposure to anti-corruption and anti-bribery laws accurately reflect such transactions and their proper accountancy.

We have designed a process of self-assessment and annual certification applicable to all of the Grupo Aval subordinates which consists of evaluating the environment of control and the way in which each subordinate is mitigating the antibribery and anti-corruption risks identified, with a special emphasis on particular issues such as donations, gifts, invitations, sponsorships, and TPI (third parties intermediaries) administration. The policies also apply to acquisitions and joint ventures.

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

The following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing preferred shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuances pursuant to a share dividend or share split declared by our company or an exchange of securities regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of U.S.$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of U.S.$1.50 per ADR or ADRs for transfers of ADRs;
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities (treating all such securities as if they were preferred shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	an aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and will be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our preferred shares or other deposited securities (which charge will be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and
●	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

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

For the year ended December 31, 2020 we received U.S.$0.3 million in payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.          Defaults

No matters to report.

B.          Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Material modifications to instruments

Not applicable.

B.          Material modifications to rights

Not applicable.

C.          Withdrawal or substitution of assets

Not applicable.

D.          Change in trustees or paying agents

Not applicable.

E.          Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.          Disclosure controls and procedures

As of December 31, 2020, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes, in accordance with generally accepted accounting principles. These include those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;
●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and
●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Management Officer and our Chief of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the guidelines set forth by the COSO 2013.

Based on this assessment, management believes that, as of December 31, 2020, its internal control over financial reporting was effective.

C.          Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2020, has been audited by KPMG, an independent registered public accounting firm. KPMG’s Report of Independent Registered Public Accountant Firm appears on page F-2.

D.          Changes in internal control over financial reporting

There was no significant change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  The credit impairment determination process was strengthened to adapt to changes in credit policies and the impact of COVID-19 which required management to make more judgements and estimations. Additionally, there were new controls to ensure the reasonableness of journal entries to the provision and calibration changes of internal models. Finally, changes were made as we switched from physical evidence in controls to digital ones to prove that controls were undertaken.

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

ITEM 16C. Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2020	2019

	(In Ps millions)
Audit fees	35,198	30,945
Audit-related fees	—	—
Tax fees	12	11
All other fees paid	—	—

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 35,198 million and Ps 30,945 million for the years 2020 and 2019, respectively.

Additionally, other fees paid, which include other consultancy fees different from audit and audit-related fees, totaled Ps 12 million and Ps 11 million for the years ended 2020 and 2019, respectively.

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

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

Grupo Aval may repurchase its shares only with retained earnings. On the other hand, Colombian law prohibits the repurchase of shares of entities under the comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance. As such, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and their respective financial subsidiaries including, Porvenir, BAC and MFG are not permitted to repurchase their shares or Grupo Aval’s shares.

The following table presents purchases of our preferred shares by “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended):

				Maximum Number (or
			Total Number of Shares	Approximate Dollar Value) of
			Purchased as Part of	Shares that May Yet be
	Total Number of Shares	Average Price Paid per	Publicly Announced Plans	Purchased Under the Plans or
Period	Purchased	Share	or Programs	Programs
January, 2020	—	—	—	—
February, 2020	—	—	—	100,000,000
March, 2020	1,724,001	820	1,724,001	98,275,999
April, 2020	—	—	—	98,275,999
May, 2020	—	—	—	98,275,999
June, 2020	—	—	—	98,275,999
July, 2020	—	—	—	98,275,999
August, 2020	—	—	—	98,275,999
September, 2020	—	—	—	98,275,999
October, 2020	—	—	—	98,275,999
November, 2020	—	—	—	98,275,999
December, 2020	—	—	—	98,275,999

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

2.1

Indenture among Grupo Aval Limited, as Issuer, Grupo Aval Acciones y Valores S.A., as Guarantor, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of September 26, 2012 (incorporated by reference Exhibit 2.2 to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on April 26, 2013).

2.2

Form of Deposit Agreement among Grupo Aval, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 99(a) to our Registration Statement on Form F-6 (File No. 333-198614) filed with the SEC on September 8, 2014).

2.3

Indenture among Grupo Aval Limited, as Issuer, Grupo Aval Acciones y Valores S.A., as Guarantor, Deustche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent, dated as of February 4, 2020.

2.4	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

8.1	Subsidiaries of the registrant.

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Grupo Aval.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018
Report of independent registered public accounting firm	F-2
Consolidated statements of financial position as of December 31, 2020 and 2019	F-5
Consolidated statements of income for the years ended as of December 31, 2020, 2019 and 2018	F-7
Consolidated statements of comprehensive income for the years ended as of December 31, 2020, 2019 and 2018	F-8
Consolidated statements of changes in equity for the years ended December 31, 2020, 2019 and 2018	F-9
Consolidated statements of cash flow for the years ended December 31, 2020, 2019 and 2018	F-10
Notes to the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-12

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Aval Acciones y Valores S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aval Acciones y Valores S.A. and subsidiaries (Grupo Aval) as of December 31, 2020 and 2019, the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2020, based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. Also in our opinion, Grupo Aval maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Grupo Aval acquired Multi Financial Group Inc. (Multibank) during 2020, and management excluded from its assessment of the effectiveness of Grupo Aval’s internal control over financial reporting as of December 31, 2020, Multibank’s internal control over financial reporting associated with total assets of Ps.17,077,431 and total revenues of Ps.1,022,368 included in the consolidated financial statements of Grupo Aval as of and for the year ended December 31, 2020. Our audit of internal control over financial reporting of Grupo Aval also excluded an evaluation of the internal control over financial reporting of Multibank.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.4

Critical Audit Matters

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

(i)	Assessment of the loss allowance on the loan portfolio

As discussed in Notes 2, 5, 4 and 11 to the consolidated financial statements, Grupo Aval’s loss allowance for its loan portfolio was Ps. 10,905,171 million as of December 31, 2020. The Group measures the loss allowance for its loan portfolio at an amount equal to lifetime Expected Credit Losses (ECL), except for those loans that have not experienced a Significant Increase in Credit Risk (SICR) since their initial recognition for which Grupo Aval calculates a twelve month ECL. The loss allowance for the loan portfolio reflects a probability weighted outcome that considers multiple economic scenarios based on forecasts of future economic conditions and is determined as a function of Grupo Aval’s estimate of the Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) of each loan. Grupo Aval uses complex models which incorporate inputs and assumptions that require knowledge of the market and experience in the industry.

We identified the assessment of the loss allowance on the loan portfolio as a critical audit matter. Significant auditor judgment was required because there is a high degree of measurement uncertainty due to significant judgments inherent to the methodology, including judgments on forward-looking information and the impact of the COVID-19 pandemic. Assessment of the loss allowance on the loan portfolio required significant auditor attention and complex auditor judgment as well as specialized skills and industry knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Grupo Aval’s process for calculating the loss allowance for loans. This included controls related to: (i) the models and assumptions used; (ii) the economic forecasting; (iii) the completeness and accuracy of data; and (iv) the review of the overall allowance for impairment losses, including the application of judgment applied by Grupo Aval’s credit expert. We involved credit risk professionals with specialized skills and knowledge who assisted in: (i) evaluating the models and key inputs used in determining PD, LGD and EAD parameters; (ii) evaluating the forecasts of macroeconomic variables and the probability weighting of scenarios; (iii) assessing the qualitative adjustments applied to the loss allowance for loans; (iv) for a sample of individually significant loans, checking the accuracy of the impairment calculation and analyzing the values of the guarantees; and (v) for a sample of individually significant loans, assessing the credit risk rating assigned by Grupo Aval.

(ii)	Assessment of the revenue recognized from concession agreements in the construction phase and the fair value of financial assets related to concession agreements.

As discussed in Notes 2.20, 5 and 16 to the consolidated financial statements Grupo Aval has Ps. 2,958,385 million of financial assets arising from concession contracts which are measured at fair value and classified as level 3 and Ps. 5,355,987 million of intangible assets derived from concession contracts in the construction phase as of December 31, 2020. Grupo Aval is party to concession agreements with the government for the construction and subsequent maintenance of infrastructure, for a given period of time. In exchange Grupo Aval is entitled to receive direct payments from the government and / or fees charged to the end users of the infrastructure. During the construction phase Grupo Aval recognizes revenue and a financial asset for payments that are unconditionally guaranteed, and / or an intangible asset for payments which are linked to the use of the infrastructure. Performance obligations related to the construction services are satisfied over time and the amount of revenue recognized is dependent on the stage of completion of the construction services and the fair value of the asset being recognized. Grupo Aval has designated some of the financial assets related to concession agreements to be measured at fair value through profit or loss subsequent to initial recognition.

We identified the assessment of the revenue recognized from concession agreements in the construction phase and the fair value of financial assets related to concession agreements as a critical audit matter. It involved significant auditor judgment and audit effort, including the involvement of valuation professionals with specialized skills and knowledge. For contracts in the construction phase, auditor judgment was required to assess the estimated costs to completion and to evaluate the models developed by Grupo Aval to estimate the fair value at recognition of the financial and intangible assets as well as the significant unobservable inputs and assumptions to these models. For financial assets related to concession agreements subsequently measured at fair value through profit or loss, auditor judgment was required to evaluate the models developed by Grupo Aval to estimate their fair value as well as the significant unobservable inputs and assumptions to these models. The significant unobservable inputs and assumptions to the models include the weighted average cost of capital (WACC), the future inflation rates and the projected income from the use of the infrastructure.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Grupo Aval’s process to determine the fair value of financial assets arising from concession contracts and the revenue to be recognized from contracts in the construction phase. This included controls related to: (i) the review of the inputs and assumptions used; (ii) the review of the estimation of costs to completion; and (iii) the review and approval of the fair value of the assets and the amount of revenue to be recognized. We involved valuation professionals with specialized skills and knowledge who assisted in: (i) assessing whether the internally developed models are consistent with valuation practices generally used for that purpose and IFRS; (ii) comparing the WACC to a range determined using market-verified macroeconomic assumptions; (iii) evaluating the future inflation rates by comparing to available market data; (iv) assessing estimated costs to completion including the assumptions used; (v) evaluating the projected income from the use of the infrastructure by comparing to internal and external data, where available; and (vi) evaluating Grupo Aval´s ability to accurately forecast inflation and construction costs, by comparing a selection of previously estimated values to the actual values realized.

/s/ KPMG S.A.S.

KPMG S.A.S
We have served as Grupo Aval’s auditor since 1985
Bogotá, Colombia

April 9, 2021

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

			December 31,		December 31,
	Notes		2020		2019
Assets
Cash and cash equivalents	6, 7	Ps.	34,025,535	Ps.	30,117,236

Trading assets	6, 8		11,038,856		9,113,668
Investment securities	6, 9		36,061,764		26,000,311
Hedging derivative assets	6, 10		156,220		166,598

Loans:	4.1, 6, 11
Commercial			115,680,616		101,655,660
Consumer			65,835,457		59,840,451
Mortgages			24,558,771		20,221,683
Microcredit			372,321		410,320
			206,447,165		182,128,114
Loss allowance	4.1.5		(10,905,171)		(8185,797)
Total loans, net			195,541,994		173,942,317

Other accounts receivable, net	6, 12		14,996,337		11,702,301
Non-current assets held for sale	13		240,412		206,193
Investments in associates and joint ventures	14		1,029,322		987,962

Tangible assets:	15
Property, plant and equipment for own-use and given in operating lease, net			6,007,202		5,791,430
Right-of-use assets			2,035,519		2,125,558
Investment properties			808,556		928,566
Biological assets			122,675		104,857
			8,973,952		8,950,411
Intangibles
Concession arrangement rights	16		9,187,564		7,521,488
Goodwill	17		7,713,817		7,348,587
Other intangible assets	18		1,623,670		1,206,491
			18,525,051		16,076,566

Income tax assets:	19
Current			936,186		895,208
Deferred			861,702		246,598
			1,797,888		1,141,806

Other assets			508,539		427,220
Total assets		Ps.	322,895,870	Ps.	278,832,589

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

			December 31,		December 31,
	Notes		2020		2019
Liabilities and equity
Liabilities

Trading liabilities	6, 8	Ps.	1,452,574	Ps.	962,438
Hedging derivative liabilities	10		56,627		94,298

Customer deposits:	20
Checking accounts			51,198,284		42,449,702
Savings accounts			76,551,465		59,352,760
Time deposits			83,559,188		73,225,189
Other			532,660		463,770
			211,841,597		175,491,421

Financial obligations:	21
Interbank borrowings and overnight funds			7,179,644		9,240,479
Borrowings from banks and others			19,654,517		19,803,344
Bonds issued			27,760,797		21,918,268
Borrowings from development entities			4,029,808		3,882,485
			58,624,766		54,844,576

Provisions:	23
Legal related			241,774		194,680
Non legal related			671,076		673,962
			912,850		868,642

Income tax liabilities:	19
Current			406,207		387,274
Deferred			3,181,974		2,871,309
			3,588,181		3,258,583
Employee benefits	22		1,201,855		1,234,980
Other liabilities	24		9,777,863		8,729,382
Total liabilities			287,456,313		245,484,320

Equity
Owners of the parent:	25
Subscribed and paid-in capital			22,281		22,281
Additional paid-in capital			8,470,870		8,445,766
Retained earnings			11,302,134		10,289,073
Other comprehensive income			862,013		1,093,447
Equity attributable to owners of the parent			20,657,298		19,850,567
Non-controlling interests	26		14,782,259		13,497,702
Total equity			35,439,557		33,348,269
Total liabilities and equity		Ps.	322,895,870	Ps.	278,832,589

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Income

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

	For the years ended
			December 31,		December 31,		December 31,
	Notes		2020		2019		2018
Interest income calculated using the effective interest method
Loan portfolio	11	Ps.	18,947,029	Ps.	18,491,167	Ps.	17,390,615
Investments in debt securities			1,275,761		1,061,568		966,021
Total interest income			20,222,790		19,552,735		18,356,636

Interest expense
Deposits
Checking accounts			(328,134)		(413,939)		(350,173)
Savings accounts			(1,467,635)		(1,503,277)		(1,497,038)
Time deposits			(3,663,358)		(3,595,611)		(3,296,508)
			(5,459,127)		(5,512,827)		(5,143,719)
Financial obligations
Interbank borrowings and overnight funds			(283,966)		(380,858)		(266,064)
Borrowings from banks and others			(860,468)		(1,014,304)		(769,184)
Bonds issued			(1,531,565)		(1,220,437)		(1,162,699)
Borrowing from development entities			(127,138)		(138,791)		(143,175)
			(2,803,137)		(2,754,390)		(2,341,122)
Net interest income			11,960,526		11,285,518		10,871,795

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable			(6,267,224)		(4,193,980)		(4,149,972)
Other financial assets			(74,765)		60,015		32,506
Recovery of charged-off financial assets			328,096		378,862		320,121
Net impairment loss on financial assets			(6,013,893)		(3,755,103)		(3,797,345)
Net interest income, after loss allowance			5,946,633		7,530,415		7,074,450

Income from commissions and fees			5,835,899		6,083,343		5,453,382
Expenses from commissions and fees			(742,476)		(627,999)		(613,763)
Net income from commissions and fees	28		5,093,423		5,455,344		4,839,619

Income from sales of goods and services			9,144,789		9,156,588		8,126,014
Costs and expenses of sales goods and services			(6,321,488)		(6,781,777)		(5,482,102)
Gross profit from sales of goods and services	28		2,823,301		2,374,811		2,643,912

Net trading income	29		1,295,424		761,911		582,709
Net income from other financial instruments mandatorily at fair value through profit or loss	16		252,355		217,616		205,803
Other income	30		1,716,899		1,282,963		1,358,681
Other expenses	30		(10,652,751)		(10,171,349)		(9,371,033)

Net income before tax expense			6,475,284		7,451,711		7,334,141
Income tax expense	19		(1,843,668)		(2,086,257)		(2,149,590)
Net income for the year		Ps.	4,631,616	Ps.	5,365,454	Ps.	5,184,551

Net income for the year attributable to:
Owners of the parent	25		2,349,521		3,034,409		2,912,694
Non-controlling interests	26		2,282,095		2,331,045		2,271,857
		Ps.	4,631,616	Ps.	5,365,454	Ps.	5,184,551

Net income per share basic and diluted (in Colombian pesos, see note 25)			105.45		136.19		130.73

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Other Comprehensive Income

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

			December 31,		December 31,		December 31,
	Notes		2020		2019		2018
Net income for the year		Ps.	4,631,616	Ps.	5,365,454	Ps.	5,184,551
Other comprehensive income
Items that will be reclassified to profit or loss
Net gain (loss) on hedges of net investments in foreign operations:	10, 25
Foreign currency translation differences from hedged foreign operations			883,022		95,329		1,124,732
Hedging derivative instrument			(1,034,816)		(50,318)		(547,310)
Hedging non-derivative instrument			(366,195)		(47,942)		(576,881)
Cash flow hedges	10, 25		832		13,469		(19,789)
Foreign currency translation differences from unhedged foreign operations	25		(548,706)		128,135		(299,804)
Unrealized gains (losses) on securities at FVOCI
Debt financial instruments	9, 25		172,906		426,300		(107,084)
Investments in associates and joint ventures	14, 25		13,059		(9,061)		22,400
Income (expenses) tax	19, 25		452,005		(40,038)		323,138
			(427,893)		515,874		(80,598)

Items that will not be reclassified to profit or loss
Effect of transfer investment properties for own use	25		9,014		5,288		—
Unrealized gains (losses) on equity securities at FVOCI	9.4, 25		193,880		237,781		(134,084)
Actuarial (losses) gains from defined benefit pension plans	22, 25		(9,488)		(61,222)		18,013
Income (expenses) tax	19, 25		5,176		4,009		(13,082)
			198,582		185,856		(129,153)

Total other comprehensive income		Ps.	(229,311)	Ps.	701,730	Ps.	(209,751)
Total comprehensive income, net of taxes		Ps.	4,402,305	Ps.	6,067,184	Ps.	4,974,800

Total comprehensive income for the year attributable to:
Owners of the parent			2,118,087		3,431,083		2,776,768
Non-controlling interests			2,284,218		2,636,101		2,198,032
		Ps.	4,402,305	Ps.	6,067,184	Ps.	4,974,800

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

									Equity
	Subscribed		Additional		Appropriated		Other		attributable to		Non-
	and paid-in		paid – in		retained		comprehensive		owners of the		controlling
	capital		capital		earnings		income (OCI)		parent		interest (NCI)		Total equity
Balance at January 1, 2018	Ps.	22,281	Ps.	8,303,431	Ps.	6,755,114	Ps.	832,699	Ps.	15,913,525	Ps.	9,564,584	Ps.	25,478,109
Issuance of shares		—		—		—		—		—		988,072		988,072
Dilution		—		181,579		—		—		181,579		(181,579)		—
Dividends declared		—		—		(1,069,489)		—		(1,069,489)		(749,987)		(1,819,476)
Equity transactions		—		(12,674)		—		—		(12,674)		(54,483)		(67,157)
Other comprehensive income		—		—		—		(135,926)		(135,926)		(73,825)		(209,751)
Net income		—		—		2,912,694		—		2,912,694		2,271,857		5,184,551
Balance at December 31, 2018	Ps.	22,281	Ps.	8,472,336	Ps.	8,598,319	Ps.	696,773	Ps.	17,789,709	Ps.	11,764,639	Ps.	29,554,348
Change in accounting policies on January 1, 2019 (1)		—		—		(5,101)		—		(5,101)		(21,881)		(26,982)
Balance at January 1, 2019	Ps.	22,281	Ps.	8,472,336	Ps.	8,593,218	Ps.	696,773	Ps.	17,784,608	Ps.	11,742,758	Ps.	29,527,366
Dividends declared		—		—		(1,336,861)		—		(1,336,861)		(830,160)		(2,167,021)
Equity transactions		—		(26,570)		—		—		(26,570)		(40,527)		(67,097)
Effect of realization of equity instruments		—		—		12,651		—		12,651		11,222		23,873
Withholding Tax on dividends (5)		—		—		(14,344)		—		(14,344)		(21,692)		(36,036)
Other comprehensive income		—		—		—		396,674		396,674		305,056		701,730
Net income		—		—		3,034,409		—		3,034,409		2,331,045		5,365,454
Balance at December 31, 2019	Ps.	22,281	Ps.	8,445,766	Ps.	10,289,073	Ps.	1,093,447	Ps.	19,850,567	Ps.	13,497,702	Ps.	33,348,269
Issuance of shares		—		—		—		—		—		21		21
Business combination (2)		—		—		—		—		—		465,902		465,902
Dividends declared (3)		—		—		(1,336,861)		—		(1,336,861)		(963,721)		(2,300,582)
Equity transactions (4)		—		25,104		—		—		25,104		(126,503)		(101,399)
Preferred shares (4)		—		—		(8,628)		—		(8,628)		(383,244)		(391,872)
Effect of realization of equity instruments		—		—		14,728		—		14,728		22,516		37,244
Other comprehensive income		—		—		—		(231,434)		(231,434)		2,123		(229,311)
Withholding Tax on dividends (5)		—		—		(5,699)		—		(5,699)		(14,632)		(20,331)
Net income		—		—		2,349,521		—		2,349,521		2,282,095		4,631,616
Balance at December 31, 2020	Ps.	22,281	Ps.	8,470,870	Ps.	11,302,134	Ps.	862,013	Ps.	20,657,298	Ps.	14,782,259	Ps.	35,439,557

(1)	See note 2 (2.4) “Changes in accounting policies”.
(2)	See note 35 “Business combination”.
(3)	See note 25.2 Declared Dividends.
(4)	See note 25.4. Equity transactions.
(5)	See note 19.8 “Withholdings tax on dividends paid between entities”.

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

			December 31,		December 31,		December 31,
	Notes		2020		2019		2018
Cash flows from operating activities:
Net income before tax expense		Ps.	6,475,284	Ps.	7,451,711	Ps.	7,334,141

Reconciliation of net income before taxes and net cash provided by operating activities:
Depreciation of tangible assets and right-of-use assets	15, 28, 30		921,705		839,105		478,606
Amortization of intangible assets			479,877		459,576		478,568
Impairment losses on loans and other accounts receivable	4.1.5, 28		6,313,302		4,237,381		4,171,801
Net interest income			(11,960,526)		(11,285,518)		(10,871,795)
Accrued dividends	30		(91,565)		(84,686)		(71,487)
Impairment of investments in associates and joint ventures	14		—		225		111,783
Gains on sales of non-current assets held for sale	30		(108,623)		(18,989)		(14,862)
Gains on sale of property plant and equipment for own-use	15		(25,449)		(24,249)		(347,510)
Valuations and interest from concession agreements			(3,737,836)		(3,960,250)		(3,181,620)
Net (gains) losses on investment securities measured at FVOCI			(2,784)		(52,908)		12,284
Writedown in concessions			—		5		1,136
Impairment loss on tangible assets			136		1,513		5,701
Foreign exchange losses (gains)			(68,097)		109,533		258,353
Profit of equity accounted on investments in associates and joint ventures	14		(220,162)		(229,626)		(197,715)
Net (Gains) or losses on fair value adjustments of:
Derivative financial instruments	29		(669,306)		(142,075)		(427,208)
Non-current assets held for sale	13		1,347		(2,296)		25,136
Investment properties	15		46,924		(19,597)		(39,415)
Biological assets	15		(15,021)		(18,914)		(20,606)

Changes in operating assets and liabilities:
Trading assets			(1,109,076)		(584,598)		709,398
Other accounts receivable			(95,679)		(374,435)		(630,394)
Derivative financial instruments			(163,588)		(154,614)		219,406
Other assets			(621,039)		(242,127)		13,710
Other liabilities and provisions			246,967		143,127		2,757,733
Employee benefits			(49,519)		(93,993)		42,617
Loans			(11,151,777)		(8,740,036)		(8,245,223)
Customer deposits			24,613,595		10,409,443		3,965,382
Interbank borrowings and overnight funds			(2,670,489)		2,358,074		1,712,600
Borrowings from development entities			(1,675)		9,115		(680)
Borrowings from banks and others			(3,830,694)		(3,197,960)		1,482,124
Interest received			18,153,484		18,507,769		17,602,454
Interest paid			(8,699,311)		(7,860,077)		(7,135,811)
Interest paid on leases			(191,924)		(194,589)		—
Income tax paid			(1,747,763)		(1,610,046)		(1,467,045)
Net cash provided by operating activities		Ps.	10,020,718	Ps.	5,634,994	Ps.	8,731,562

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

			December 31,		December 31,		December 31,
	Notes		2020		2019		2018
Cash flows from investing activities:
Acquisition property, plant and equipment for own use and operating lease	15	Ps.	(638,263)	Ps.	(679,016)	Ps.	(548,984)
Acquisition of investment properties	15		(1,659)		(2,371)		(54,405)
Additions of cost of biological assets	15		(21,285)		(20,559)		(20,900)
Additions of concession arrangement rights			(815,349)		(651,355)		(465,273)
Additions of others intagibles assets			(558,978)		(377,471)		(389,151)
Acquisition of FVOCI			(34,282,037)		(25,378,675)		(16,380,948)
Proceeds from sales of FVOCI			31,447,496		23,439,811		14,435,809
Proceeds from sales of own property and equipment			41,912		77,070		56,346
Proceeds from sales of investment properties			110,782		57,027		80,854
Proceeds from sales of biological assets			48,205		41,114		32,239
Proceeds from sales of non-current assets held for sale			267,303		154,569		66,657
Purchases of financial assets at amortized cost			(6,508,594)		(3,678,335)		(3,887,773)
Redemptions of financial assets at amortized cost			4,281,023		3,642,470		3,810,438
Dividends received from investments			389,649		307,566		206,549
Acquisition of investments in associates and joint ventures			(5,333)		(2,789)		—
Proceeds from sales of investments in associates and joint ventures			—		6,060		—
Capitalized leasing cost			(137)		1,357		—
Business combination, net of cash	35		(1,340,145)		—		—
Effect of loss of control of subsidiaries			—		—		11,238
Net cash (used in) provided by investing activities		Ps.	(7,585,410)	Ps.	(3,063,527)	Ps.	(3,047,304)

Cash flows from financing activities:
Dividends paid to shareholders	21.3		(1,330,241)		(1,266,920)		(1,128,535)
Dividends paid to non-controlling interest	21.3, 26		(946,034)		(804,302)		(745,932)
Issuance of debt securities	21.3		5,726,320		3,148,887		1,095,892
Payment of outstanding debt securities	21.3		(2,185,636)		(1,544,225)		(1,139,897)
Leases	21.3		(429,636)		(362,334)		—
Redemption of preferred shares	21.3, 25.4		(379,320)		—		—
Issuance of common shares	21.3		—		—		988,072
Equity transaction	21.3, 25.4		(51,004)		(67,097)		(67,157)
Net cash used in financing activities			404,449		(895,991)		(997,557)
Effect of foreign currency changes on cash and cash equivalents			1,068,542		40,477		1,377,744
Increase (decrease) in cash and cash equivalents			3,908,299		1,715,953		6,064,445
Cash and cash equivalents at beginning of year	7	Ps.	30,117,236	Ps.	28,401,283	Ps.	22,336,838
Cash and cash equivalents at end of year	7	Ps.	34,025,535	Ps.	30,117,236	Ps.	28,401,283

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

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

When preparing its consolidated financial statements, Grupo Aval Acciones y Valores S.A., directly consolidates the following entities:

Banco de Bogotá S.A.

Banco de Bogotá S.A., in which Grupo Aval holds 68.74% of the voting rights and 68.74% of the ownership interest as of December 31, 2020, was established as a bank on November 15, 1870. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Bogotá is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table presents details of Banco de Bogotá’s most significant subsidiaries which are indirectly consolidated by Grupo Aval as of December 31, 2020:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Main local direct subsidiaries
Almaviva S.A.	Logistics services.	Bogotá, Colombia	95.81%	65.85%
Fiduciaria Bogotá S.A.	Management of trust funds.	Bogotá, Colombia	94.99%	65.29%
Porvenir S.A.	Management of pension and severance funds.	Bogotá, Colombia	100%	75.67%
Main international direct subsidiaries
Banco de Bogotá Panamá S.A.	Commercial banking services.	Panamá, Republic of Panamá	100%	68.74%
Leasing Bogotá S.A. Panamá	Holding company of BAC Credomatic Inc. and Multi Financial Group Inc.	Panamá, Republic of Panamá	100%	68.74%
Main indirect subsidiaries
BAC Credomatic Inc.	Holding company in charge of managing the banking and related subsidiaries in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá, among others. (Subsidiary of Leasing Bogotá S.A. Panamá).	Panamá, Republic of Panamá	100%	68.74%

Relevant events

On May 22, 2020. Banco de Bogotá S.A., through its subsidiary Leasing Bogotá S.A. Panama (LB Panamá), acquired 96.6% of the common shares of the Panamanian company Multi Financial Group, Inc. (MFG), parent of the bank Multibank (Panama), for an amount of US$432 million. The acquisition was funded with Leasing Bogotá S.A. Panamá' own resources. (See note 35).

Banco de Occidente S.A.

Banco de Occidente S.A., in which Grupo Aval holds 72.27% of the voting rights and 72.27% of the ownership interest  as of December 31, 2020, was established as a banking entity on April 30, 1965. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Occidente is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco de Occidente’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as of December 31, 2020:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Banco de Occidente (Panamá). S.A.	Commercial banking services.	Panamá, Republic of Panamá	95.00%	68.66%
Fiduciaria de Occidente S.A.	Management of trust funds.	Bogotá, Colombia	99.99%	70.82%
Occidental Bank Barbados Ltd.	Commercial banking services.	Barbados	100%	72.27%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Banco Popular S. A.

Banco Popular S. A., in which Grupo Aval holds 93.74% of the voting rights and 93.74% of the ownership interest as of December 31, 2020, was established as a banking entity on July 5, 1950. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. Its commercial purpose is to participate in and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco Popular’s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2020:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Alpopular S.A.	Conservation and custody of documents; transportation of products at national and international levels.	Bogotá, Colombia	71.10%	66.65%
Fiduciaria Popular S.A.	Management of trust funds.	Bogotá, Colombia	94.85%	88.91%

Banco Comercial AV Villas S. A.

Banco Comercial AV Villas S. A., in which Grupo Aval holds 80.39% of the voting rights and 79.87% of the ownership interest as of December 31, 2020, was incorporated as a banking entity on October 24, 1972. It was authorized to operate under the terms of the renewal resolution No. 3352 dated August 21, 1992 issued by the Superintendency of Finance. The commercial purpose of Banco AV Villas is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements imposed by Colombian laws and regulations.

The following table presents the details of Banco AV Villas’ most significant subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2020:

Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
A Toda Hora S.A. ATH	ATM network services and maintenance and software development	Bogotá, Colombia	100%	78.90%

Corporación Financiera Colombiana S.A. – Corficolombiana S.A.

Corficolombiana S.A., in which Grupo Aval and its subsidiaries own 54.62% of the aggregate voting rights and Grupo Aval has 39.58% of the ownership interest as of December 31, 2020 is a merchant bank authorized to operate by the Superintendency of Finance by the resolution of October 18, 1961. Corficolombiana´s core business is the active management of an equity portfolio through controlling and non-controlling investments in key strategic sectors that including infrastructure, energy and gas, agribussines and hotels.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table presents the details of Corficolombiana´s most significant subsidiaries which are indirectly consolidated by Grupo Aval, at December 31, 2020:

				Total
			Total voting	ownership
Main Indirect Subsidiaries			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Promigas S.A. E.S.P.	Transportation and distribution of natural gas.	Barranquilla, Colombia	50.88%	20.13%
Estudios y Proyectos del Sol S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	39.58%
Colombiana de Licitaciones y Concesiones S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	39.58%
Proyectos y Desarrollos Viales del Pacífico S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	39.58%
CFC Gas Holding S.A.S.	Investment Company	Bogotá, Colombia	100%	39.58%
Concesionaria Vial Del Pacifico S.A.S.	Infrastructure projects.	Sabaneta Antioquia	100%	39.58%

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

Legal and regulatory restrictions

Grupo Aval and its Colombian subsidiaries are subject to the following restrictions to transfer profits or perform transactions, in accordance with the legal requirements in Colombia:

●	Before distributing any dividends to their shareholders, the companies should assign 10% of their profits to a legal reserve until the reserve equals 50% of paid-in capital.
●	The subsidiaries of Grupo Aval that operate in the financial sector in Colombia may not grant loans to a counterpart that exceed 10% of their regulatory capital if the loan is unsecured or 25% if it is granted with an acceptable security or third party guarantee, as per Superintendency of Finance rules. There is an exception to this rule that extends the maximum quota up to 25% (without guarantee) when it comes to loans to 4G infrastructure projects. These same limits apply to companies which are not part of Grupo Aval.
●	Pursuant to article 2.1.2.1.8 of Decree 2555 of 2010, banks in Colombia have a lending limit of 30% of their regulatory capital with respect to loans granted to financial entities. These same limits apply all financial entities.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

1.1 OTHER EVENTS

COVID-19

The outbreak of COVID-19 and its rapid spread across the world during 2020 has resulted in adverse effects on the social and economic environment of the countries in which the Group carries out its operations and businesses. Governments have seen the need to implement controls aimed at mitigating the rapid spread of the virus, such as decreeing lock-down measures, restricting mobility and transportation, regulating the provision of services considered non-essential, encouraging stricter sanitary measures and promoting changes in the traditional work schemes, all of which imply major changes in the usual dynamics in which the Group has commonly provided its services to the public. This also translates into a continuous need for the Group to evaluate the impact as the pandemic continues and, governments respond the impact of the economic slowdown.

During the year 2020, this situation was continuously monitored by Group's management assessing any the adverse effect that the situation may have on the results of operations, the financial situation and the Group's liquidity, taking appropriate measures that allowed to reduce the unfavorable impacts of this situation.

As of 2020 and up to the date of this report, the matters mentioned below have been assessed, and the impact has been recorded in the Group's financial statements. During the period after the date of these financial statements and until the date of their issue, Group management continued to monitor and address the effects on the Group's operations and those of its customers.

Impairment of financial instruments - Loan portfolio, other accounts receivable and others

Financial instruments that are in the scope of IFRS 9’s Expected Credit Loss model (loans, trade accounts other accounts receivable, debt instruments not measured at fair value through profit or loss, contract assets including concession agreements under financial asset model, lease receivables, financial guarantees and loan commitments) have been evaluated considering the impacts that COVID-19 is having on the ECL, due to measures adopted by the Governments in each of the countries and territories where the Group operates.

The impacts in relation to impairment of financial instruments in the Group entities are based on the following aspects:

●	Changes in the credit risk allocation of financial instruments, incorporating analysis of COVID’s effects and having an impact on the provision, going from a 12-month measurement (stage 1) to a measurement for the remaining life of the instrument (stages 2 and 3), for those assets in which it was determined that there was a significant increase in credit risk since their initial measurement.

●	Credit risk (risk of default), where the behavior observed has varied in accordance to the economic segments that comprise their loan portfolios, increasing in the case of clients whose businesses have been negatively affected by COVID-19 pandemic.

●	The amount at risk (exposure at default), as some of the affected debtors have stopped making payments or are taking longer than usual to pay, mainly in the context of relief schemes enacted by different governments.

●	The estimated credit loss for those loans assessed individually, as a result of a reduction in the amount expected to be recovered in consideration of the COVID-19 impact.

●	Accordingly, to the effects of the coronavirus itself and the relief measures undertaken by the governments, including instructions to credit institutions to provide relief measures to customers in the countries where we operate, have an important role in ECL assessment. As a result, extension of payment terms to specific borrowers in particular classes of financial instruments not automatically resulted in those instruments being considered to have suffered a significant increase in credit risk (SICR). To reflect COVID-19 effects in our models, the following overlays were made conducting a more detailed analysis of the risk and characteristics of certain clients: i) no stage improvement in obligations that requested relief and; ii) migration to Stage 2 of obligations identified as "high risk" as a result of COVID-19 specific impacts.

●	Macroeconomic factors considered in the development of scenarios and models for calculating the ECL, where some of the variables have deteriorated their behaviour according to the effects that COVID-19 has had on the economy. From the second quarter of 2020, the ECL calculation has incorporated updated projections of forward-looking information, in line with the effects of decisions that Governments continue taking in relation to COVID-19 and considering the high level of

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

uncertainty around their scope and extension. The projections have been based on the best available information, considering the geographical areas where the Group operates, and the effects on the entities’ segments and portfolios which are exposed to different risks and situations.

When considering the forward-looking information based on macroeconomic variables, the Group updated the scenarios used (one-year projection) weighted by the probabilities assigned to them according on the expectations resulting from the information available as of December 31, 2020. (See note 4.1.5 Forward looking information).

The following table presents one-year projections for Colombia made in December 2019, compared to the official data for December 2020:

	2020	2019
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	1.62%	2.46%	3.38%	4.07%
Real interest rate	1.75%	3.50%	4.25%	5.25%
GDP Growth	(6.85%)	2.17%	3.22%	4.19%
Unemployment rate	15.91%	11.12%	10.22%	9.30%

The following table presents one-year projections for Guatemala made in December 2019, compared to the official data for December 2020:

	2020	2019
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	4.82%	3.72%	3.53%	3.26%
Nominal interest rate	(0.31%)	0.26%	(0.03%)	(0.30%)
GDP Growth	(1.77%)	2.15%	3.19%	3.71%
Devaluation	1.21%	1.54%	(0.46%)	(0.95%)

The following table presents one-year projections for Honduras made in December 2019, compared to the official data for December 2020:

	2020	2019
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	4.01%	5.07%	4.61%	3.34%
Nominal interest rate	(0.71%)	(0.30%)	(1.45%)	(3.25%)
GDP Growth	(8.53%)	1.98%	2.95%	4.04%
Devaluation	(1.87%)	4.50%	3.34%	0.72%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table presents one-year projections for El Salvador made in December 2019, compared to the official data for December 2020:

	2020	2019
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	(0.09%)	2.11%	0.97%	0.00%
Nominal interest rate	0.04%	0.34%	0.03%	(0.07%)
GDP Growth	(8.18%)	1.84%	2.40%	2.80%

The following table presents one-year projections for Nicaragua made in December 2019, compared to the official data for December 2020:

	2020	2019
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	2.93%	8.92%	6.58%	3.34%
Nominal interest rate	(1.14%)	4.93%	1.70%	(0.99%)
GDP Growth	(2.50%)	(5.61%)	(3.08%)	(1.26%)

The following table presents one-year projections for Costa Rica made in December 2019, compared to the official data for December 2020:

	2020	2019
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	0.89%	4.04%	1.91%	1.76%
Nominal interest rate	(3.09%)	(0.99%)	(1.58%)	(1.81%)
GDP Growth	(5.08%)	1.76%	2.59%	3.03%
Devaluation	7.09%	3.39%	0.22%	(1.07%)

The following table presents one-year projections for Panamá made in December 2019, compared to the official data for December 2020:

	2020	2019
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	(1.58%)	1.71%	0.77%	0.54%
Nominal interest rate	(0.20%)	0.56%	0.08%	(0.35%)
GDP Growth	(17.89%)	2.97%	3.83%	4.89%

The information presented above differs from the projections made, since in December 2019 a global pandemic was not expected. The macroeconomic projections were updated quarterly reflecting the impact of COVID-19 pandemic.

The Group continues monitoring information which allows it to identify potential impacts on ECL in a timely manner.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The table below presents the total loss allowance balances for each portfolio as the December 31,2020 and December 31, 2019. The loss allowance reconciliation, transfers between stages, impacts of measurement due to model changes, among others, are presented in note 4.1.5.

		As of December 31, 2020		As of December 31, 2019		Variation December 2020 vs December 2019
Commercial	Ps.	5,280,406	Ps.	4,188,388	Ps.	1,092,018
Consumer		4,938,971		3,555,040		1,383,931
Mortgage		560,904		351,558		209,346
Microcredit		124,039		89,825		34,214
Interbank and overnight funds		851		986		(135)
Total	Ps.	10,905,171	Ps.	8,185,797	Ps.	2,719,374

		As of December 31, 2020		As of December 31, 2019		Variation December 2020 vs December 2019
Other receivables	Ps.	343,057	Ps.	286,463	Ps.	56,594

Loss allowance expenses per portfolio as of December 31,2020 and December 31, 2019:

		As of December 31, 2020		As of December 31, 2019		Variation December 2020 vs December 2019
Commercial	Ps.	2,213,075	Ps.	1,341,570	Ps.	871,505
Consumer		3,657,823		2,659,750		998,073
Mortgage		290,140		126,197		163,943
Microcredit		76,042		44,940		31,102
Interbank and overnight funds		(135)		284		(419)
Total	Ps.	6,236,945	Ps.	4,172,741	Ps.	2,064,204

		As of December 31, 2020		As of December 31, 2019		Variation December 2020 vs December 2019
Other receivables	Ps.	76,357	Ps.	64,640	Ps.	11,717

Loan portfolio and other receivables as of December 31,2020 and December 31, 2019:

		As of December 31, 2020(*)		As of December 31, 2019		Variation December 2020 vs December 2019
Commercial	Ps.	110,986,938	Ps.	98,936,699	Ps.	12,050,239
Consumer		65,835,457		59,840,451		5,995,006
Mortgage		24,558,771		20,221,683		4,337,088
Microcredit		372,321		410,320		(37,999)
Interbank and overnight funds		4,693,678		2,718,961		1,974,717
Total	Ps.	206,447,165	Ps.	182,128,114	Ps.	24,319,051

(*)See note 35 Business combination

		As of December 31, 2020		As of December 31, 2019		Variation December 2020 vs December 2019
Other receivables	Ps.	15,339,394	Ps.	11,988,764	Ps.	3,350,630

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Clients credit reliefs

Among the different measures adopted by governments to mitigate the effects of the COVID-19 pandemic, the Superintendency of Finance issued several instructions for entities to establish relief measures for bank clients.

Through the issuance of External Circular 007 of March 17, 2020, the Superintendency of Finance adopted transitory prudential instructions to mitigate the economic effects of the COVID-19 pandemic and declared the State of Emergency. These instructions included, among others: (i) establishment of policies to identify clients subject to relief measures, (ii) payment extensions taking into consideration each client’s situation, affecting loans that were not past due for more than 30 days as of February 29, 2020 (without an increase in credit risk) and, (iii) client classification under relevant risk categories as of February 29, 2020 (credit scores reported to credit bureaus will remain unaltered for the duration of the extension period).

Moreover, according to External Circular 014 of March 30, 2020, the Superintendency of Finance established additional measures in order to protect clients under reliefs, including, among others, (i) a restriction to increase interest rates; (ii) the impossibility to capitalize interests; and (iii) the prohibition to collect interests on other related fees, commissions or insurances. Furthermore, payment extensions were adjusted to include loans that were past due between 30 days and 60 days as of February 29, 2020 (without an increase in credit risk).

The measures established in External Circulars 007 and 014 were effective until July 31, 2020.

In Central America, at the regional level there were grace periods and payment deferrals in all the countries where we operate, following the guidelines of the relevant financial authorities, which were, to some extent, similar to the regulations enacted in Colombia.

Furthermore, the Superintendency of Finance issued External Circular 022 on June 30, 2020 creating the “Debtor Support Program” (Programa de Acompañamiento a Deudores PAD), which gives instructions on the treatment of debtors in the context created by the COVID-19 pandemic and allows the establishment of structural payment solutions by redefining the credit conditions of those debtors that have suffered a negative impact on their income or their ability to pay as a result of the COVID-19 pandemic. External Circular 022 was effective from August 1, 2020 until December 31, 2020.

The Superintendency instructed credit institutions to :

Adopt the PAD in order to apply structural measures for debtors affected by the COVID-19 pandemic, according to the analysis carried out by each entity, to recognize the new economic reality of debtors and to allow them to continue attending their payment obligations during the life of the loan.

Institutions had the authority to determine which segments of debtors they offered the measures provided for in that Circular, taking into consideration, among other aspects, the adverse cash flow impact as a result of the COVID-19 pandemic. In order to adopt differential measures for each of the segments of debtors defined in the program, at least three groups of debtors were established:

●	those debtors for which the financial entity had reasonable grounds to infer that they could continue to attend their payment obligations in the terms and as originally scheduled at the time of the beginning of the program.
●	those debtors that had seen their income or payment capacity partially impacted and for which the entity had reasonable grounds to infer that, through a redefinition of the credit conditions, such debtor could continue to fulfil its payment obligations in the new agreed terms; and
●	those debtors who temporarily faced a substantial or total impact on their income or ability to pay and for whom the entity had reasonable grounds to infer that the debtor would be able to overcome this impact.

The Superintendency also instructed credit institutions to:

●	adopt special measures for origination and qualification by risk level for micro, small, medium and other companies that are or will be in reorganization processes under the Colombian laws;
●	grant new grace periods without capitalizing interest capitalization and without charging interest on other concepts which’s payment was deferred, such as handling fees and insurance;
●	apply the redefinition of credit conditions, credit institutions may establish a self-management strategy for the debtor and / or contact him directly to present, in a simple way, the new conditions of his debt for acceptance; and

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

●	record an additional general provision based on an estimate of the potential impact in the loan portfolio associated with the effects of COVID-19 pandemic, as an aggregate coverage mechanism, and to record any additional provision in 2020 and 2021 in order to anticipate the risk of potential default.

In Central America, after granting the initial round of reliefs, LB Panamá’s subsidiaries strategy consisted on restructuring certain loans to help its clients mainly through an extension of their term. Cases were analyzed to ensure the new conditions responded to the impact caused by the COVID-19 pandemic on the debtor’s income.

The following table summarizes for all loan portfolio that received reliefs during 2020, the balance at amortized cost before the application of relief per portfolio and the effects on the interest income of Grupo Aval of these reliefs, considering the recalculation of present values of the modified contractual cash flows discounted at the financial asset’s original effective interest rate:

		Commercial		Consumer		Mortgage		Microcredit		Total
Amortised cost before modification	Ps.	43,637,334	Ps.	24,776,794	Ps.	14,411,716	Ps.	357,892	Ps.	83,183,736
Net modification loss		(13,230)		(82,971)		(36,873)		(2,034)		(135,108)

The governments of the countries in which the Group operates have not granted direct reliefs for banks to date.

Leases from the lessee's perspective

Lessors and lessees have carried out renegotiations of some lease terms from April 2020, as a result of which some lessors granted concessions of some kind in relation to lease payments.

Some Group entities that have leased assets have renegotiated the terms of their lease agreements as a direct consequence of the crisis due to COVID-19 pandemic. As lessees, the Group entities have taken into consideration the applicable guidelines to determine the appropriate accounting of the concessions granted, assessing whether they meet the contract modifications criteria. This analysis resulted in the recognition of gains in the income statement and in the remeasurement of the lease liabilities. The effect recognized in results was for Ps. 3,039 due to a decrease in the lease fee for a number of months for 534 contracts.

Impairment of assets - Goodwill, Property, Plant and Equipment and Intangibles (including concession agreements under the intangible asset model)

In updating the impairment tests carried out as of Decemeber 31, 2020 in relation to capital gains, property, plant and equipment and intangibles, budgets, forecasts and other assumptions were adjusted to incorporate the economic conditions observed, addressing where necessary, cases of increased risk and uncertainty. The assumptions used to perform the impairment test have been updated to reflect lower budgeted earnings in subsequent years and a lag in returning to pre-crisis levels of turnover and profitability.

Going concern

The COVID-19 pandemic and the measures taken by governments in countries around the world to mitigate the spread of the virus have negatively impacted the economies where the Group operates.

However, the approval of the vaccine produced by the different laboratories during the last quarter of 2020 and the implementation of the vaccination plans by the different governments, have prompted a reduction in the restrictions and confinements proposed at the beginning of the pandemic, giving way to a progressive return to economic and social reactivation, thus reducing the adverse effect of the pandemic on the economy, improving results on customer segments and therefore on the Group's business operation.

Based on the Group's liquidity position as of the authorization date of these consolidated financial statements, management continues to have a reasonable expectation that the Group has adequate resources to continue operating in the foreseeable future and that the going concern basis of  accounting remains adequate.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts and classification of reported assets, liabilities and expenses that may otherwise be required if the going concern basis is not appropriate

Investments property

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Management engages external and independent property appraisers to assist in determining the fair values of investment properties, who hold the appropriate recognized professional qualifications and recent experience in the location and category of the investment property being valued.

As of December 31, 2020, the appraisers updated previous year's valuation assumptions to consider the effect of COVID-19 on the fair value of investment propierties. Appraisers did not report any "material valuation uncertainty" due to market disruption caused by the COVID-19 pandemic, which could result in a reduction in transactional evidence and market returns.

Other matters

As of December 31, 2020, no impairment was identified in other non-financial assets such as investments that are accounted for by the equity method or inventories. Similarly, there were no provisions to be recognized from the effects of COVID- 19 pandemic since no situations were identified that implied present obligation at year end for which an outflow of resource was probable.

NOTE 2 – BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Grupo Aval have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on the basis of historical cost, except for financial assets at Fair Value Through Profit or Loss (“FVTPL”), at Fair Value Through Other Comprehensive Income (“FVOCI”), derivative financial instruments, investment properties, non-current assets held for sale and biological assets which are measured at fair value. Additionally, non-current assets held for sale are measured at the lower value of their carrying value at the time of transfer and fair value, minus estimated costs of disposal and employee benefits which are measured at the present value of the defined benefit obligation (see note 2.22).

The consolidated financial statements were authorized for issuance by the Audit Committee on April 9, 2021.

The following are the main accounting policies applied in preparing the Consolidated Financial Statements of Grupo Aval as of December 31, 2020, 2019 and 2018

2.1           Basis of preparation

a)Presentation of Consolidated Financial Statements

The Consolidated Financial Statements are prepared as follows:

●	The Consolidated Statement of Financial position presents the company´s assets and liabilities based on liquidity since it provides reliable and more relevant information than separate current and non-current classifications.

●	The Consolidated Statements of Income and Other Comprehensive Income are presented separately. The Consolidated Statement of Income is presented according to the function of expenses, as this method provides reliable and more relevant information.

●	The Consolidated Statement of Cash Flows is presented using the indirect method. Accordingly, net cash flows from operating activities are determined by reconciling net income before tax expense, with the effects of non-cash items, net changes in assets and liabilities from operating activities, and for any other effects that are not classified as investing or financing activities. Revenues and expenses due to interest received and paid are part of operating activities.

b)	Consolidated Financial Statements

Grupo Aval prepares its Consolidated Financial Statements incorporating its controlled entities. Grupo Aval controls an investee if and only if it complies with the following elements:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

●	Power over the investee entitling Grupo Aval to direct any relevant activities that significantly affect the investee's performance.
●	Exposure, or rights to variable returns from its involvement with the investee.
●	Ability to affect those returns through its power over the investee.

Grupo Aval carries out an annual reassessment of all its contractual relationships. As a result of this process, a business combination was identified see note 35.

The financial statements for Grupo Aval´s subsidiaries are included in the consolidated financial statements since the date on which Grupo Aval acquires control or following control until the date on which control is lost.

During the consolidation process, Grupo Aval combines the assets, liabilities and profits or losses of those entities under control, previously aligning the accounting policies in all the subsidiaries and translating its financial statements to Colombian Peso. This process includes eliminating intra-group balances and transactions and any unrealized and realized income and expense (except for foreign currency translation gains or losses and those taxes which are not subject to elimination) arising from intra-group transactions. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests are presented under total equity in the Consolidated Statement of Financial Position of Grupo Aval separately from equity attributable to owners of the parent company.

For consolidation purposes, the Statements of Financial Position and Income of entities with a functional currency differentiate form Grupo Aval´ are translated to Colombian pesos as follows:

●	Assets and liabilities are translated at the closing exchange rate at the reporting date;
●	Income, expense and cash flows are translated at the corresponding month’s average exchange rate since they approximate the exchange rates of each specific transaction;
●	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, except to the extent that the translation difference is allocated to non-controlling interests.

c)	Investments in associates

Associates are companies in which Grupo Aval has significant influence but not control and are accounted for under the equity method. They are presented in the statement of financial position as “Investments in associates and joint ventures” (see Note 2.1 “d Joint arrangements”). Grupo Aval exercises significant influence over another entity if it owns, directly or indirectly, 20% or more of the voting power of the investee, unless it is clearly evidenced that such influence does not exist. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the Consolidated Financial Statements include the Grupo Aval’s share of the profit or loss and OCI of equity accounted investees, until the date on which significant influence or joint control ceases.

Dividends received from associates and joint ventures are recognized as a lower value in the carrying amount of the investment.

In the case that Grupo Aval´s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, Grupo Aval does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

d)Joint arrangements

A joint arrangement is one in which two or more parties have joint control of the arrangement. Joint arrangements are divided into joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement, under joint operations the parties having joint control of the agreement have rights to the assets and obligations to the liabilities relating to the agreement. Under joint ventures, the parties having joint control, are entitled to the net assets of the agreement.

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

2.2           Functional and presentation currency

Considering that the majority of the Group´s business activities as well as the generation and use of cash is in Colombian pesos, the Colombian peso is the currency that most accurately represents the economic environment of Grupo Aval’s operations, both for the consolidated financial statements and for the parent company. Foreign entities have functional currencies different from the Colombian peso, which are translated to Colombian pesos for presentation purposes. The main functional currency these foreign entities is the US dollar.

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

As of December 31, 2020 and 2019, the representative market rates as computed and certified by the Superintendency of Finance (for the U.S. dollar which is the most representative foreign currency for Grupo Aval´s transactions) were Ps. 3,432.50 and Ps. 3,277.14 per U.S. $1, respectively.

2.4           Changes in accounting policies

IFRS 16 “Leases”

In 2019, Grupo Aval adopted IFRS 16 using the modified retrospective approach with the cumulative effect of initial application being recognized on January 1, 2019. Grupo Aval did not restate comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. Accordingly the reclassifications and adjustments arising from the new leasing rules are recognized in the opening Consolidated Statement of Financial Position on January 1, 2019. (See note 2.16)

IFRS 16 introduced a single lessee’s accounting model. As a result, Grupo Aval, as a lessee, recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains unchanged from previous accounting policies.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable,
●	variable lease payments that are based on an index or a rate,
●	amounts expected to be payable by the lessee under residual value guarantees,
●	the exercise price of a purchase option if the lessee is reasonably certain it will exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or Grupo Aval’s incremental borrowing rate.

Right-of-use assets are measured at cost comprised of the following:

●	the amount of the initial measurement of lease liability,
●	any lease payments made at or before the commencement date less any lease incentives received,
●	any initial direct costs, and
●	restoration costs.

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

		January 1, 2019
Operating lease commitments at December 31, 2018 as disclosed under IAS 17 in the Group’s consolidated financial statements	Ps.	1,636,550
Discounted using the incremental borrowing rate		869,191
Add/(less): adjustments as a result of a different treatment of extension and termination options		1,275,475
Add/(less): adjustments relating to changes in the index or rate affecting variable payments		125,486
(Less): Recognition exemption for leases of low-value assets		(35,987)
(less): Recognition exemption for leases with less than 12 months of lease term at transition		(8,620)
Lease liabilities recognised at 1 January 2019	Ps.	2,225,545

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics,

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

●	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases,
●	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

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

A financial asset or financial liability is initially measured at fair value. Additionally for instruments measured at amortized cost or FVOCI, transaction costs are added if directly attributable to its acquisition or issuance.

ii.          Classification

Financial assets

On initial recognition, a financial asset is classified as: amortized cost, Fair Value Through Other Comprehensive Income (“FVOCI”) or Fair Value Through Profit or Loss (“FVTPL”).

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	The asset is held within a business model in which the objective is to hold assets to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt instrument is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

●	The asset is held within a business model whose objective is achieved both by collecting contractual cash flows and selling the financial asset; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, Grupo Aval may irrevocably elect to present subsequent changes in fair value in Other Comprehensive Income (“OCI”). This election is made on an investment-by-investment basis.

All other financial assets are classified and measured at FVTPL.

Business model assessment

Grupo Aval makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

●	The established policies and objectives for the portfolio and their actual application. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets;
●	How the performance of the portfolio is evaluated and reported to Grupo Aval’s management;
●	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and
●	The frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and its expectations about future sale activity. However, information about sales activity is not considered in isolation, but as part of an overall

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

assessment of how Grupo Aval’s stated objective for managing the financial assets is achieved and how cash flows are realized.

Financial assets that are held for trading, for which performance is evaluated on a fair value basis are measured at FVTPL because their objective is neither to collect contractual cash flows nor to collect contractual cash flows and sell the financial assets.

Assessment whether contractual cash flows are solely payments of principal and interest (SPPI)

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest (SPPI), Grupo Aval considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. Upon assessment Group Aval considers:

●	Contingent events that would change the amount and timing of cash flows;
●	Leverage covenants;
●	Prepayment and extension terms;
●	Terms that limit Grupo Aval’s claim to cash flows from specified assets; and
●	Features that modify consideration of the time value of money.

Interest rates on certain commercial and consumer loans originated by Grupo Aval are pegged to standard variable rates generally used in each country where Grupo Aval operates and includes a spread. In Colombia, the standard vaiable rates are based on the DTF (rate interest calculated as the average for certificates of deposit) or the interbank rate (Interés Bancario de Referencia), or “IBR” rates, both of whichare calculated weekly by the Central Bank based on information collected from the Colombian financial system, plus a spread, and in the case of loans in foreign currency issued in Colombian entities and in other countries Grupo Aval uses LIBOR interest rates plus a spread.

In these cases, Grupo Aval assesses whether the discretionary feature is consistent with the SPPI criteria by considering a number of factors, including whether:

●	Borrowers are able to prepay the loans without significant penalties,
●	Market competition ensures that interest rates are consistent between banks, and
●	Any regulatory or customer protection framework is in place that requires banks to treat customers fairly.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

iv.          Derecognition

Financial assets

Grupo Aval derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire (see also (v)), or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which Grupo Aval neither transfers nor retains substantially all of the risks and rewards of ownership but it does not retain control of the financial asset.

At derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognized in profit or loss.

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

When assets are sold to a third party with a concurrent total rate of return swap on the transferred assets, the transaction is accounted for as a secured financing transaction similar to sale-and repurchase transactions, given that Grupo Aval retains all or substantially all of the risks and rewards of ownership of such assets.

In transactions in which it neither retains nor transfers substantially all of the risks and rewards of ownership of a financial asset and it retains control over the asset, Grupo Aval continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Financial liabilities

Grupo Aval derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

v.          Modifications of financial assets and financial liabilities

Financial assets

If the terms of a financial asset are modified, then Grupo Aval assesses whether the cash flows of the modified asset are substantially different.

If the cash flows are substantially different, the contractual rights to cash flows from the original financial asset are deemed to have expired. In that case, the original financial asset is derecognized (see (iv)) and a new financial asset is recognized at fair value plus any eligible transaction costs. Any fees received as part of the modification are accounted for as follows:

●	Fees that are considered in determining the fair value of the new asset and fees that represent reimbursement of eligible transaction costs are included in the initial measurement of the asset; and
●	Other fees are included in profit or loss as part of the gain or loss on derecognition.

If cash flows are modified when the borrower is in financial distress, the objective of the modification is usually to maximize recovery of the original contractual terms rather than to originate a new asset with substantially different terms. If Group Aval plans to modify a financial asset in a way that would result in foregoing of cash flows, it onsiders whether a portion of the asset should be written off before the modification takes place (see below for write‑off policy). This approach impacts the result of the quantitative evaluation and means that the derecognition criteria are not usually met in such cases.

If the modification of a financial asset measured at amortized cost or FVOCI does not result in derecognition of the financial asset, then Grupo Aval recalculates the gross carrying amount of the financial asset using the original effective interest rate of the asset and recognizes the resulting adjustment as a recovery or impairment in the Consolidated Statement of Income. For variable-rate financial

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

assets, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs or fees incurred, and fees received as part of the modification are incorporated into the gross carrying amount of the modified financial asset and are amortized over the remaining term of the modified financial asset.

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

If the modification of a financial liability measured at amortized cost does not result in derecognition of the financial liability, then Grupo Aval first recalculates the gross carrying amount of the financial liability using the original effective interest rate of the liability and recognizes the resulting adjustment as interest expense in the Consolidated Statement of Income. For variable-rate financial assets, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs or fees incurred, and fees received as part of the modification are incorporated into the gross carrying amount of the modified financial liability and are amortized over the remaining term of the modified financial liability.

vi.          Offsetting of financial assets and liabilities

Financial assets and liabilities are offset, and the net amount is recognized in the consolidated statement of financial position, when there is a legally enforceable right to offset recognized amounts and management intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains and losses arising from a group of similar transactions such as Grupo Aval’s trading activity.

vii.          Fair value measurement

“Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which Grupo Aval has access at that date.

Grupo Aval measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, Grupo Aval uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. If Grupo Aval determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are deemed to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in the Consolidated Statement of Income on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

Portfolios of financial assets and financial liabilities that are exposed to market risk and credit risk, managed by Grupo Aval on the basis of the net exposure to either market or credit risk are measured on the basis of a price that would be received to sell a net long position (or paid to transfer a net short position) for the particular risk exposure. Portfolio-level adjustments – e.g. bid-ask adjustment or credit risk adjustments that reflect the measurement on the basis of the net exposure – are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each of the individual instruments in the portfolio.

The fair value of a financial liability with a demand feature (e.g. a demand deposit) is no less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Grupo Aval recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.  See Note 5.

viii.          Repurchase agreements and reverse repurchase agreements

Purchases of financial instruments under a non-optional resale agreement are measured at fair value and recognized as financial assets in the consolidated statement of financial position under interbank and overnight funds.

The excess of the purchase prices over the resale prices is recognized as interest income over the contractual term.

Sales of financial instruments under a non-optional repurchase agreement are measured at fair value and recognized as liabilities in the consolidated statement of financial position under Interbank borrowings, overnight funds and borrowings from banks and others.

The excess of the sales prices over the repurchase prices is recognized as interest expense over the contractual term.

Retained interests (i.e. the assets that collateralize the repurchase agreements) are primarily classified as fair value through OCI and measured at fair value.

ix.          Impairment of financial assets

Grupo Aval recognizes loss allowances for Expected Credit Losses – (“ECL”) on the following financial instruments that are not measured at FVTPL:

●	Debt investment instruments;
●	Loans and receivables;
●	Financial guarantee contracts issued;
●	Loan commitments issued, and
●	Other accounts receivable

No credit impairment loss is recognized on equity investments.

Grupo Aval measures loss allowances at an amount equal to lifetime ECL (Stage 2 and stage 3), except the following cases, for which they are measured as 12-month ECL (Stage 1):

●	Debt investment securities that are determined to have low credit risk at the reporting date; and
●	Other financial instruments (other than loans and lease receivables) on which credit risk has not increased significantly – (“SICR”) since their initial recognition.

Grupo Aval considers a financial asset is classified as a low credit risk asset if the issuer is related to an investment grade credit rating.

12-month ECL is the portion of ECL that results from default events on a financial instrument that are possible within the 12 months after the reporting date.

See the detail of  the requirement actions as result of Covid-19 in note 1.1 “Other events”

Measurement of ECL

Measurement of ECL is described in Note 4(4.1.5 Amounts arising from ECL).

Modified Financial Assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced with a new one due to financial distress of the borrower, an assessment is made of whether the financial asset should be derecognized (see (iv)) and ECL are measured as follows:

●	If the restructuring is not expected to result in derecognition of the existing asset, then the expected cash flows arising from the modified financial asset are included in calculating the cash shortfalls from the existing asset (see Note 4(4.1.1)).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

●	If the restructuring is expected to result in derecognition of the existing asset, then the expected fair value of the new asset is treated as the final cash flow from the existing financial asset at the time of its derecognition. This amount is included in calculating the cash shortfalls from the existing financial asset that are discounted from the expected date of derecognition to the reporting date using the original effective interest rate of the existing financial asset.

Credit-impaired financial assets

At each reporting date, Grupo Aval assesses whether financial assets carried at amortized cost and at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

●	Significant financial difficulty of the borrower or issuer;
●	A breach of contract such as a default or past due event;
●	The restructuring of a loan or advance by Grupo Aval on terms that Grupo Aval’ entities would not consider otherwise;
●	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
●	The disappearance of an active market for a security because of financial difficulties.

A loan that has been renegotiated due to a deterioration in the borrower’s condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has decrased significantly and there are no other indicators of impairment. In addition, a loan diffent to mortgage that is overdue for 90 days or more is considered impaired.

In making an assessment of whether an investment in sovereign debt is credit-impaired, Grupo Aval considers the following factors.

●	The market’s assessment of creditworthiness as reflected in the bond yields.
●	The rating agencies’ assessments of creditworthiness.
●	The country’s ability to access the capital markets for new debt issuance.
●	The probability of debt being restructured, resulting in holders suffering losses through voluntary or mandatory debt forgiveness; and
●	The international support mechanisms in place to provide the necessary support as ‘lender of last resort’ to that country, as well as the intention, reflected in public statements, of governments and agencies to use those mechanisms. This includes an assessment of the depth of those mechanisms and, irrespective of the political intent, whether there is the capacity to fulfil the required criteria.

See the detail of  the requirement actions as result of Covid-19 in note 1.1 “Other events”

x. Presentation of allowance for ECL in the statement of financial position

Loss allowances for ECL are presented in the statement of financial position and the impact is showed in the statement of income line “Impairment (losses) recoveries on financial assets“ as follows:

●	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the assets;
●	Loan commitments and financial guarantee contracts: generally is presented, as provisions;
●	Where a financial instrument includes both a drawn and an undrawn component, and Grupo Aval cannot identify the ECL on the loan commitment component separately from those on the drawn component: Grupo Aval presents a combined loss allowance for both components. The combined amount is presented as a deduction from the gross carrying amount of the drawn component. Any excess of the loss allowance over the gross amount of the drawn component is presented as an provision; and
●	Debt instruments measured at FVOCI: no loss allowance is recognized in the statement of financial position because the carrying amount of these assets is their fair value. However, the ECL is disclosed and is recognized as part of the net change recognized in the fair value reserve under other comprehensive income.

xi. Write-offs

Loans and debt securities are written off (either partially or in full) when there is no prospect of recovery. This is generally the case when Grupo Aval determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to be writen-off.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Recoveries of amounts previously written off are included in “recovery of charged off financial assets” in the Consolidated Statement of Income.

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

2.7            Trading assets and liabilities

‘Trading assets and liabilities’ are those assets and liabilities that Grupo Aval mainly acquires or incurs for the purpose of selling or repurchasing in the near term or holds as part of a portfolio that is managed comprehensively for short-term profit or position taking. Trading assets and liabilities are initially recognized and subsequently measured at fair value in the Statement of Financial Position, with transaction costs recognized in Statement of Income. All changes in fair value are recognized as part of net trading income in Statement of Income.

2.8           Derivatives

a) Derivative financial instruments and hedge accounting

A derivative is a financial instrument for which value changes respond to changes in one or more variables denominated as “underlying” (e.g. a specific interest rate, the price of a financial instrument, a listed commodity, a foreign currency exchange rate, etc.).  A derivative requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

Grupo Aval trades in financial markets, forward contracts, future contracts, swaps and options that fulfil the definition of a derivative.

Financial assets and liabilities arising from transactions with derivatives are generally not offset in the consolidated statement of financial position. However, when there is a legal and exercisable right to offset the recognized values and Grupo Aval intends to settle them on a net basis or to realize the assets and settle the liability simultaneously, derivatives are presented as net values in the consolidated statement of financial position.

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

The applicable policy for hedging and embedded derivatives is described below:

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The values accumulated in other comprehensive income are transferred to profit or loss in the same period in which the hedged item is recognized in profit or loss; and

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

b) Embedded derivatives

Derivatives may be embedded in another contractual arrangement (a host contract). Grupo Aval accounts for an embedded derivative separately from the host contract when:

●	The host contract is not a financial asset in the scope of IFRS 9;
●	The host contract is not itself carried at FVTPL;
●	The terms of the embedded derivative would meet the definition of a derivative if they were contained in a separate contract; and
●	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract.

Separated embedded derivatives are measured at fair value, with all changes in fair value recognized in profit or loss unless they form part of a qualifying cash flow or net investment hedging relationship. Separated embedded derivatives are presented in the statement of financial position together with the host contract.

2.9         Loans and receivables

The ‘Loans and receivables’ line item in the statement of financial position include:

●	Loans measured at amortized cost (see 2.5(ii)); they are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost using the effective interest method;
●	Financial lease receivables measured at amortized cost (see 2.5(ii)).

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

2.10         Investment securities

The ‘investment securities’ line in the statement of financial position includes:

●	Debt investment securities measured at amortized cost (see 2.6(ii)); These are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost using the effective interest method;
●	Debt and equity investment securities mandatorily measured at FVTPL (see 2.6(ii)); These are at fair value with changes recognized immediately in profit or loss;
●	Debt securities measured at FVOCI; and
●	Equity investment securities designated as at FVOCI.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

For debt investment securities measured at FVOCI, gains and losses are recognized in OCI, except for the following, which are recognized in profit or loss in the same manner as for financial assets measured at amortized cost:

●	Interest revenue using the effective interest method;
●	ECL impairments and reversals of impairments; and
●	Foreign exchange gains and losses.

When a debt security measured at FVOCI is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity and recognized as profit or loss in the Consolidated Statement of Income under “other income net gain on sale of debt and equity securities”.

Grupo Aval elects to present changes in the fair value of certain investments in equity instruments that are not held for trading in OCI. The election is made on an instrument-by-instrument basis on initial recognition and is irrevocable.

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

After initial recognition, net gains and losses resulting from changes in fair value for financial assets classified and measured at fair value, are presented either (i) in the income statement in the account “net trading income - trading investment securities” for financial assets at FVTPL or (ii) in OCI for financial instruments at FVOCI, in accordance with note 2.5 ii) above.

In turn, after their initial recognition, financial assets classified at amortized cost are adjusted to reflect interest accrued at the effective interest rate method, less payments received from borrowers.

See detail of effective interest rate method in note 2.9 Loans an receivables

Income from dividends from financial assets in equity instruments at FVOCI is recognized in income in the account of “other income dividends” when the right to receive payment is established, regardless of the decision that has been made to record the variations in fair value in results or OCI.

2.11          Financial liabilities

A financial liability is any contractual liability in which Grupo Aval commits to deliver cash or other financial asset to another entity or person, or to exchange financial assets or financial liabilities under potentially unfavorable conditions for Grupo Aval, or a contract which will be terminated or could be settled using equity instruments owned by the entity. Financial liabilities are initially recognized based on their fair value, which is usually equal to the transaction value adjusted by directly attributable costs. Subsequently, such financial liabilities are measured at their amortized cost according to the effective interest rate method determined at initial recognition and recognized in profit or loss.

Financial liabilities are only derecognised from the consolidated statement of financial position when the obligations they are discharged or cancelled, or expire.

2.12          Financial guarantees

Financial guarantees are those contracts requiring that the issuer carries out specific payments to reimburse the creditor for losses incurred when a specific debtor defaults in its payment obligation, in accordance with the original or modified conditions, of a debt instrument; regardless of its legal form.

Financial guarantees issued or commitments to provide a loan at a below-market interest rate are initially measured at fair value. Subsequently, they are measured as at the highest value between the amount initially recognized net of the loss allowance determined in accordance with IFRS 9 (see 2.5 (vii)) and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. As of the reporting date Grupo Aval has no loan commitments that are measured at FVTPL.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Credit risk impairment losses established over financial guarantee contracts under IFRS 9, are recognized as liabilities under “Provisions – other provisions” and recognized in profit or loss under “other expenses”, see note 2.5 ix “Impairment of financial assets in the statement of financial position”.

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

Depreciation is estimated on a straight-line basis during the estimated useful life of the asset less their residual value. The annual depreciation rates for each type of assets are:

Asset	Useful Life
Own use buildings	According to appraisals
Equipment, furniture and accessories	From 3 to 10 years
Machinery and equipment (*)	From 5 to 25 years
Computer equipment	From 3 to 12 years
Vehicles	From 5 to 10 years
Bearer plants	From 25 to 35 years

(*) Except for the pipeline, these are depreciation according to appraisals

Conservation and maintenance expense is recognized when incurred as “Administrative Expense” (see note 2.21 impairment of non-financial assets).

A bearer plant is a live plant that meets the following requirements:

a)	It is used for the manufacturing or supply of agricultural products;
b)	It is expected to produce for more than one period; and
c)	It has a remote probability of being sold as an agricultural product, except for irregular sales related to thinning and trimming.

Bearer plants under the set-up and growing phase are subject to a biological transformation which is reflected through cost accumulation until they reach their maturity level. In the case of the African oil palm, maturity is reached in the second year, while maturity for rubber plants is reached in the seventh year. After reaching their maturity, bearer plants are considered developed and the future economic benefits arise from the sale of the fruit produced during the useful life of the plant.

Bearer plants are measured at their cost less accumulated depreciation and any impairment losses. The useful life is equal to the plants´ production periods. The useful life of the rubber plant is 35 years while the useful life of the African oil palm is 25 years. The depreciation method used is the estimated production units as it most accurately reflects the usage of the assets If the bearer plant is sold for timber at the end of the useful life the value received is considered the residual value of the asset.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

2.16          Leases

In 2019, Grupo Aval adopted IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 “Accounting for Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. The details of accounting policies under IAS 17 and IFRIC 4  are disclosed separately. (See note 2.4).

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

Grupo Aval presents right-of-use assets in ‘Tangible assets’ and lease liabilities in ‘Borrowings from banks and others’ in the statement of financial position.

Short-term leases and leases of low-value assets

Grupo Aval has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Grupo Aval recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Lessor accounting

When Grupo Aval acts as a lessor, it determines at lease inception whether the lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset. Lease contracts classified as financial leases are included in the consolidated statement of financial position as “Loans” and are recognized in the same way as other loans, as explained in note 2.11.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

2.17          Biological assets

Biological assets, are measured at fair value less disposal cost, both at the time of initial recognition and at the end of reporting period, except for biological assets for which fair value cannot be measured reliably; in which case they are measured at cost less accumulated depreciation and impairment loss. Gains and losses arising from the initial and subsequent fair value measurement of the agricultural products are included in the Consolidated Statement of Income. Costs incurred in the agricultural production process are also recognized directly in the Consolidated Statement of Income.

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

2.18          Business combinations and goodwill

Business combinations are accounted for using the “acquisition method” when control is transferred to the controlling entity. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If non-controlling interests arise during the acquisition of control of the entity, such non-controlling interests are recognized at either fair value.

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

2.19          Other intangible assets

Other intangible assets mainly comprise software and licenses, which are initially measured at the cost of acquisition or cost of development. Costs incurred during the research phase are expensed as incurred.

Development expenses which are directly attributable to design and performance tests of software and identifiable, unique and controlled by Grupo Aval are recognized as intangible assets, if following conditions are met:

●	Technically, it is possible to complete the intangible asset production, so it can be available for use;
●	Management intends to complete the corresponding intangible asset for use;
●	Management has the capacity of using the intangible asset;
●	It is probable that future economic benefits that are attributable to the asset will flow to the entity;
●	There is availability of adequate technical or financial resources or other type, for completion and usage of the intangible asset; and
●	Costs attributable to the intangible asset during its development phase can be estimated and measured in a reliable manner.

Costs that are directly attributable and capitalized as part of intangible assets include personnel expense directly related to developing such programs and overhead expenses that can be capitalized.

Expenses that do not satisfy these criteria are recognized as incurred expenses. Disbursements over intangible assets are initially recognized as expenses of the period and they are not be subsequently recognized as intangible assets.

Subsequent to their initial recognition, these assets are measured at cost less amortization, which is carried out during their estimated useful lives as follows: amortization is recognized on a straight-line basis, according to the estimated useful lives. At the end of each period, Grupo Aval analyzes if there is evidence based on each CGU (Cash Generating Unit), both external and internal, indicating that the intangible asset is impaired. Any loss due to subsequent impairment or reversal is recognized in the Consolidated Statement of Income; such impairment is determined by the excess of the carrying amount over the recoverable value.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

2.20          Concession arrangements rights

Concession contracts, are those in virtue of which certain subsidiaries of Grupo Aval make a commitment with the Governments in the countries in where we operate for the construction or maintenance of infrastructure, for a period of time during which, said entities receive the revenue derived from the contract, either through direct payments from the Government, through tolls or other types of  fees charged to the end users of the project, which, are recognised as financial assets or intangible assets.

A financial asset is recognized when pursuant to the contractual conditions, is entitled to an unconditional contractual right of receiving cash or other financial assets from the grantor or from the Government, due to construction services or when the Government guarantees minimum income from tolls or fees charged to the users of the concession work during the term of the concession agreement.

An intangible asset is recognized when in the concession contract does not have an unconditional right to receive cash and, on the contrary, its revenue depends of the right it has for the use of the infrastructure under concession. In some cases, contracts can contain both financial and intangible assets.

Concession arrangements are recognized as follows:

(a)	During the construction stage, all estimated income for construction services as well as the costs associated to the construction are recognized in the Consolidated Statement of Income based on the stage of completion of the work performed. In the event that there is an expected loss, this is recognized as an expense immediately.

(b)	If all or part of the concession arrangement is classified as a financial asset, it is recognized in accordance with the accounting policy for financial assets as set out in note 2.5.

(c)	If all or part of the concession contract is classified as an intangible asset, the revenues are accumulated as intangible assets during the construction phase of the project, assets and are amortized over the term of the arrangement in a manner that reflects the pattern in which the concession asset’s economic benefits are consumed by the entity, from the moment the asset enters into service.

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

The “recoverable amount” of an asset or CGU is the greater of its value in use and its fair value less costs to sell. “Value in use” is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

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

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

2.22          Employee Benefits

Grupo Aval´s entities provide the following benefits to employees in exchange of services rendered to the Group:

a)	Short-term employee benefits

Pursuant to Colombian and other countries labor rules, such benefits are comprised of salaries, premiums, vacations, severance payments and payroll tax contributions to the local Government designated agencies which are paid within 12 months following the end of the reporting period. Such benefits are accumulated on an accrual basis and recognized in profit or loss.

b)	Post-employment benefits (defined benefit plans)

These are benefits that Grupo Aval pays to its employees when they retire or upon completion of their employment period, other than indemnities. These benefits include retirement pensions which are directly assumed by Grupo Aval’s entities, pending severance payments to employees belonging to the labor regime prior to Law 50 1990 in Colombia, and certain extra-legal benefits or benefits agreed in collective bargaining agreements.

Post-employment benefits liabilities are determined based on the present value of estimated future payments, calculated based on actuarial assessments using the projected unit of credit method, and applying actuarial assumptions about mortality rate, increase of salaries and personnel turnover, and interest rates determined with reference to bond market returns of local Government’ bonds or high-quality business liabilities in effect at the reporting date. Under the projected unit of credit method, future benefits to be paid to employees are assigned to each accounting period in which the employee renders the service. Therefore, the corresponding expense due to these benefits recognized in profit or loss of Grupo Aval includes the present service cost assigned in the actuarial calculation plus the financial cost of calculated liabilities. Changes in liabilities due to changes in actuarial assumptions are recognized in Other Comprehensive Income.

Changes in actuarial liabilities due to changes in employment benefits granted to employees that have a retroactive effect are recognized as an expense in the earlier of the following dates:

●	When a modification of the granted employment benefits takes place, or
●	When provisions for restructuring costs are recognized by a subsidiary.
c)	Other long-term employee benefits

Long term benefits are different from employee short-term benefits, post-employment benefits and termination benefits. In accordance with the collective bargaining agreements and regulations of each company of Grupo Aval, such benefits are mainly related to seniority bonuses.

Long-term liabilities for employee benefits are determined in the same manner as post-employment benefits described in item (b) above; the only difference is that the changes in the actuarial liability due to changes in the actuarial assumptions are recognized in profit or loss.

d)	Termination benefits

These benefits are payments which must be made by Grupo Aval´s entities derived from their taking the unilateral decision of terminating and employee´s labor contract or from and employee´s decision to accept benefits offered by an entity in exchange for terminating the employment contract, such payments correspond to severances for dismissal or redundancy and other benefits that entities unilaterally decide to grant to their employees under such circumstances.

Termination benefits are recognized as a liability and in profit or loss at the earlier of the following dates:

●	When Grupo Aval´s entities formally informs to the employee about its decision of dismissal; or
●	When provisions for restructuring costs are recognized by a subsidiary.

2.23          Income taxes

Income tax expense includes both current and deferred tax. Tax expense is recognized in profit or loss except for items recognized in Other Comprehensive Income or directly in equity.

Current income tax expense is calculated based on the tax laws in force (enacted or substantively enacted) in each of the countries in which we operate  as of the reporting date of the consolidated financial statements is subject to the income tax. Management of each

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

subsidiary of Grupo Aval periodically assesses tax return positions with respect to situations where the applicable tax regulation is subject to interpretation and establishes provisions, when appropriate, on the basis of amounts expected to be paid to tax authorities.

Deferred taxes are recognized with respect to temporary differences arising between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred taxes are not recognized for: (i) temporary differences on the initial recognition of goodwill; (ii) temporary differences on the initial recognition of an asset or liability in a transaction that is not a business combination and that affects neither the accounting nor the taxable profit or loss and (iii) temporary differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred taxes are measured using the tax rates that are expected to be applied to the temporary differences upon reversal, using enacted tax rates or substantively enacted at the reporting date.

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

Current taxes are offset only when the entity has a legally enforceable right to offset and the entity intends to either settle on a net basis or to realize the asset and settle the liability simultaneously. Deferred taxes are offset when  the entity has a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities are related to income taxes levied by the same tax authority over the same taxable entity or over different entities but these entities have an intention to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously, for each period in which these differences reverse.

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

2.24          Capitalization of borrowing costs

Borrowing costs which are directly attributable to the acquisition, construction or production of a qualifying asset which requires a substantial period of time to get ready for its intended use are part of the cost of the asset. Other borrowing costs are recognised as expenses.

Grupo Aval begins capitalising borrowing costs as part of the cost of a qualifying asset on the commencement date. This is the date when the entity first meets all of the following conditions:

(a) it incurs expenditures for the asset;

(b) it incurs borrowing costs; and

(c) it undertakes activities that are necessary to prepare the asset for its intended use or sale.

2.25          Provisions

Provisions for environmental dismantling and recovery, restructuring costs and legal claims are recognized when Grupo Aval has a present legal or assumed obligation as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation. Restructuring provisions include penalties due to cancelation of leases.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

2.26          Non-voting rights of preferred shares

Preferred shares represent partial ownership and do not provide shareholders with any of the voting rights of common shares. Grupo Aval has classified as an equity instrument all the non-voting preferred shares. See note 25 equity attributable to owners of the parent..

2.27          Revenues

●Net interest income

(i)   Effective interest rate

Interest income and expense are recognized in the Consolidated Statement of Income using the effective interest method. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	The gross carrying amount of the financial asset; or
●	The amortized cost of the financial liability.

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

(ii)   Amortized cost and gross carrying amount

The ‘amortized cost’ of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any expected credit loss allowance.

The ‘gross carrying amount’ of a financial asset is the amortized cost of a financial asset before adjusting for any expected credit loss allowance.

(iii)   Calculation of interest income and expense

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability to calculated the interest income and expenses.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

(iv)   Presentation

Interest income and expense presented in the Consolidated Statement of Income include:

●	Interest on financial assets and financial liabilities measured at amortized cost calculated on an effective interest basis, see note 2.27 (i);
●	Interest on debt instruments measured at FVOCI calculated on an effective interest basis see note 2.27 (i);

Interest income and expense on all trading assets and liabilities are considered to be incidental to Grupo Aval’s trading operations and are presented together with all other changes in the fair value of trading assets and liabilities in net trading income.

Interest income and expense on other financial assets and financial liabilities mandatory at FVTPL are presented in “Net trading income” and financial assets in concessions arrangements rights at FVTPL under “Net income from financial instruments at fair value other that negotiable”.

●Net trading income

‘Net trading income’ comprises net gains or losses related to held for trading assets and liabilities, and includes all realized and unrealized fair value changes, interest, dividends and foreign exchange differences.

●Revenue from contracts with customers (other than interest income).

Contract assets

A contract asset is Grupo Aval’s right to consideration in exchange for goods or services that Grupo Aval has transferred to a customer when that right is conditional on something other than the passage of time (for example, invoicing or delivery of other elements of the contracts).

Contract costs eligible for capitalization as incremental costs of obtaining a contract are recognized as a contract asset. Contract costs are capitalized when are incurred if Grupo Aval expects to recover those costs. Contract costs are amortized on a systematic basis consistent with the transfer of the services to the customer and the related revenues are recognized. Contract costs capitalized are impaired if the customer retires or if the asset’s carrying amount exceeds projected discounted cash flows relating to the contract.

Contract liabilities

Contract liabilities comprise Grupo Aval’s obligation to transfer goods or services to a customer for which Grupo Aval has received consideration from the end customer or the amount is due.  Additionally, it includes deferred income relating to goods or services that will be delivered in the future, which are charged to a customer in advance but not yet due.

Steps for revenue recognition

Grupo Aval recognizes revenue from contracts with customers based on a five step model as set out in IFRS 15:

●	Step 1. Identify contract(s) with a customer: A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria for every contract that must be met. Contracts can be written, oral or implied by an entity’s customary business practices.
●	Step 2. Identify performance obligations in the contract: A performance obligation is a promise in a contract with a customer to transfer a good or service to the customer.
●	Step 3. Determine the transaction price: The transaction price is the amount of consideration to which Grupo Aval expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.
●	Step 4. Allocate the transaction price to the performance obligations in the contract: For a contract that has more than one performance obligation, Grupo Aval allocates the transaction price to each performance obligation in an amount that depicts the amount of consideration to which Grupo Aval expects to be entitled in exchange for satisfying each performance obligation.
●	Step 5. Recognize revenue when (or as) Grupo Aval satisfies a performance obligation.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Grupo Aval satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a)	Grupo Aval´s performance does not create an asset with an alternate use to Grupo Aval, and Grupo Aval has as an enforceable right to payment for the performance completed to date.
b)	Grupo Aval´s performance creates or enhances an asset that the customer controls as the asset is created or enhanced.
c)	The customer simultaneously receives and consumes the benefits provided as Grupo Aval´s performs its obligation.

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

The main revenue streams earned by the banks from contracts with customers are the following:

●	Credit cards: Interchange fees, Annual-quarterly-monthly fees, Loyalty programs

There are contracts that create enforceable rights and obligations between the Bank and the cardholders or merchants under which the bank will provide services, sometimes in exchange for annual and other fees. The following are some of the services that might exist in a contract with a cardholder:

●	Issuance of loyalty points (which are options to acquire goods/services for free or at a discount in the future), usually based on the monetary volume of card transactions;
●	Payment processing service;
●	Insurance where the bank is not the insurer;
●	Fraud protection; and
●	Processing of certain transactions, such as purchases in a foreign currency and Advances.

The transaction price is allocated to each performance obligation based on the relative stand-alone selling prices of the goods or services being provided to the customer. The allocation of the transaction price to each of the separate performance obligations will not necessarily be required where there is more than one performance obligation and the performance obligations all satisfied at the same time or evenly over the period.

Performance obligations are fulfilled over time, taking into account that customers receive benefits as time goes on. Given that the entity's efforts or resources are expended evenly throughout the performance period, income is recognized on a linear basis during the period defined under the credit card conditions. The costs of plastic or security elements are capitalized as contract signing costs.

In connection with Grupo Aval the credit and debit card processing fee, customers receive benefits every time they make purchases. In this context, income is recognized periodically (daily or monthly) on the basis of the amounts traded. Income that would be

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

deferred by the valuation of the points granted to the cardholders will be extracted from the total amount of commissions recorded periodically. See section (vi) Customer loyalty program below.

●Commissions:

Banks receive bancassurance commissions for introducing new clients to third party insurers, where the bank does not underwrite the insurance policy itself. These commissions are usually paid periodically (for example, monthly) to banks based on the volume of new policies (and/or renewal of existing policies) originating from clients introduced by the bank. The transaction price might include an element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, which is estimated and included in the transaction price based on the most likely amount only when it is highly probable that the resolution of the uncertainty will not result in a significant reversal of revenue.

Performance obligations are fulfilled over time, taking into account that customers (insurers) receive benefits as time progresses. Where the commission calculation is made on a monthly basis or in a shorter period, the total amount of the commission is recognized in the results when its determination is made. If the settlement of commissions is defined in periods longer than a monthly basis, the expected income to recognize revenues is estimated as time progresses.

Loan commitment fees are within the scope of IFRS 15 when it is unlikely that a specific lending arrangement will be entered into and the loan commitment is not measured at FVTPL. Loan syndication fees received by a bank that arranges a loan and retains no part of the loan package for itself (or retains a part at the same Effective Interest Rate “EIR” for comparable risk as other participants) are within the scope of IFRS 15.

Income from performance obligations to provide such services, which are met at a point in time, are recognized when the particular event defined in the contracts occurs (e.g., approval of the syndicated loan). The obligations met over time are recognized during the period of the commitment; If income is received in advance, it is deferred over the period of the commitment. If income is received upon expiration, it is estimated periodically.

●Savings and cheking accounts: Account and transaction fees

Savings and checking accounts contracts usually allow customers access to a variety of services, including wire transfer processing, ATM use for cash withdrawals, issuance of debit cards, and account statements; they might also include other benefits. Fees are charged on a periodic basis and give the customer access to banking services and additional benefits. Performance obligations are fulfilled over time, taking into account that customers receive benefits as time progresses. As a result, banks recognize fees from providing services in the accounting period in which the services are rendered.

●Investment banking: Underwriting fees and Advisory fees

Advisory contracts with customers are not standardized. These contracts might differ between customers, and they often include variable consideration, including contingent fees, that are only payable upon meeting agreed milestones.

Income from performance obligations to provide such services, which are met at a point in time, are recognized when the particular event defined in the contracts occurs. The obligations met over time are recognized considering method of milestones achieved (when only one milestone that considers the delivery of results, income is recognized at a single moment when the final delivery is made.)

(ii)   Asset management

Revenues of asset portfolios management correspond to fees which arise from the rendering of management and advisory services and usually are measured based on performance and profit of asset portfolios.

Portfolios management and advisory fees based on performance and profits of asset portfolios are recognized based on amounts calculated under the formulas established by the contracts when such amount is no longer subject to adjustments resulting from future events.

If the fee expected is variable, the variable consideration included in the transaction price is limited to the amount for which it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. In the estimation, Grupo Aval considers both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, (i) the amount of consideration is highly

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

susceptible to factors outside the entity’s influence, (ii) the uncertainty about the amount of consideration is not expected to be resolved for a long period of time, and (iii) the contract has a large number and broad range of possible consideration amounts.

Fees are often based on net assets under management or returns generated by the underlying investments held by the funds subject to certain thresholds.

The contractual measurement period for performance fees of fund managers is often a month, quarter or year, and in some rare cases longer. In some cases, the fees will be constrained until the contractual measurement period is completed. The Group assess if there is a portion (a minimum amount) of the variable consideration that should be recognized prior to the end of the contractual measurement period. The full amount of the fee will likely be recognized as of the end of the contractual measurement period when the asset manager becomes certain of the amount. In certain cases, the full amount of the fee will be recognized upon redemption when is no longer subject to reversal.

(iii)   Construction and operation services (Concessions)

In concession arrangements, Grupo Aval determines that its performance obligations (construction, operation and maintenance) are satisfied over time and measures progress toward completion to determine the timing of revenue recognition using a method that depicts the transfer of the goods or services to the customer.

Grupo Aval considers the nature of the product or services provided and the terms of the contract, such as termination rights, the rights to demand or retain payments, and the legal title to work in process in determining the best input or output method for measuring progress toward satisfaction of the performance obligation.

Grupo Aval applies a single method to measure progress for each performance obligation within a contract. The method can be either an input method (cost incurred, labor hours) or output method (units produced, milestones reached).

Estimations of revenues, costs or progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

(iv)   Power and utilities

Contracts between a customer and a public utility company establish the rates and terms of service for the purchase, delivery, and sale of electricity or gas. Grupo Aval determines that its obligation is represented in a single performance obligation which is to sell electricity or gas, and it is satisfied over time (over the term of the agreement) through a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

Some contracts include multiple deliverables, such as the installation of fixtures or repairs, which are accounted as separate performance obligations. The transaction price is allocated to each performance obligation based on the stand-alone selling prices (regulated rates). If contracts include the installation of fixtures, the associated revenue is recognized at the point in time when goods are installed, the ownership has been transferred and the customer has accepted the goods..

(v)   Logistic activities

Grupo Aval´s transport and logistics companies offer multiple products or services to their customers as part of a single agreement. Separate performance obligations are identified in an agreement based on the terms of the contract and Grupo Aval's usual business practices.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval acts as the principal in a customer loyalty program if it obtains control of the goods or services of another party in advance of transferring control of those goods or services to a customer. Grupo Aval is an agent if its performance obligation is to arrange for another party to provide the goods or services.

(vii)  Hotel services

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

(viii)  Agriculture produce

Grupo Aval sells agricultural products. Sales are recognized when control of the products has been transferred, meaning when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or Grupo Aval has objective evidence that all criteria for acceptance have been satisfied.

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

(ix)  Financing components.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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
c)	Discrete financial information is available, and

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

Effective for
Annual Periods
New or Amended Standard	Title of the Standard	Beginning on or After
Forthcoming requirements.
Amendments to IFRS 16	COVID-19-Related Rent Concessions	June 1, 2020
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	January 1, 2022
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements make minor amendments	To IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases	January 1, 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2022 [to be confirmed to January 1, 2023]
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	Pending

Grupo Aval has preliminarily assessed the impacts of the adoption of the new or amended standards detailed above, concluding that these are not expected to have a significant impact on Grupo Aval’s consolidated financial statements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 3 – JUDGMENTS AND CRITICAL ACCOUNTING ESTIMATES IN APPLYING ACCOUNTING POLICIES

Grupo Aval’s management makes estimates and assumptions that affect the amounts recognized in the consolidated financial statements and the carrying value of the assets and liabilities within the fiscal year. The judgments and estimates are continuously evaluated and are based on the experience of management and other factors, including the occurrence of future events that are believed to be reasonable under the current circumstances. Management also makes certain judgments besides those which involve estimates during the process of applying accounting policies. The judgments that have the most significant effects on the amounts recognized in the consolidated financial statements and the estimates that may cause an important adjustment to the book value of assets and liabilities in the following year include the following:

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

– Note 4 (4.1.5) and Note 1.1 “Other events – COVID19” – establishing the criteria for determining whether credit risk on the financial asset has increased significantly since initial recognition, determining the methodology for incorporating forward-looking information into the measurement of ECL and selection and approval of models used to measure ECL.

B.          Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended is included in the following notes.

– Note 4 (4.1.5) and Note 1.1 “Other events – COVID19”– impairment of financial instruments: assessment of whether credit risk on the financial asset has increased significantly since initial recognition and incorporation of forward-looking information in the measurement of ECL.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 4 – RISK MANAGEMENT

Grupo Aval and its subsidiaries in the financial sector, Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular, LB Panamá’s subsidiaries and Corficolombiana manage risk pursuant to the applicable regulations in each country where they operate and according to Grupo Aval’s internal policies.

The risk framework requires that strong risk management practices are integrated in key processes across Grupo Aval, with a goal of ensuring risks are appropriately considered, evaluated and responded to in a timely manner. Grupo Aval employs a risk management process, that aims to identify, measure, monitor and control, as part of the daily activities, all the risks that Grupo Aval manages.

Lines of Defense: in addition to the role of Executive Officers in managing risk, management has ownership and accountability across the three lines of defense: (1) First Line of defense: Business Units, (2) Second Line of defense: mainly concentrated in the Independent Risk Management units and (3) Third line of defense: Corporate Audit.

●	Business Units: Include the business lines as well as the Technology and Operations areas which are responsible for appropriately assessing and effectively managing all the risks associated with their processes.
●	Independent Risk Management Units: Risk management areas include risk management and compliance departments. Grupo Aval has other control functions that are not part of these areas but are key in the risk mitigation of non-financial risks, including legal, human resources and certain activities within the financial and administrative processes.
●	Corporate Audit: Corporate audit maintains its independence from the first and second lines of defense by reporting directly to the Audit Committee or the Board. Corporate Audit provides independent assessment and validation through testing of key processes and controls across Grupo Aval.

The following sections outline the key risks that are inherent in business activities of the subsidiaries in the financial sector:

A.	Financial risks
i)	Credit risk: the risk of financial loss if a debtor fails to meet its contractual obligations.
ii)	Market risk: the risk of loss arising from potential adverse changes in the value of the subsidiaries in the financial sector assets and liabilities or future results, resulting from changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or credit spreads; this includes the structural interest rate and foreign exchange risks.
iii)	Liquidity risk: the risk of being unable to meet contractual and contingent obligations or that the subsidiaries in the financial sector do not have the appropriate amount, composition and tenor of funding and liquidity to support the financial assets and liabilities requirements (funding liquidity risk). Also includes the capability to manage its investment portfolio in terms of liquidity, duration and currency (market liquidity risk).
iv)	Interest rate risk: it is the current or potential risk to equity and profits that arise from adverse movements in interest rates, which affect the positions of the banking book.
v)	Capital risk: the risk that any of the subsidiaries in the financial sector have an insufficient level and composition of capital to support its business activities and associated risks during both normal economic environments and under stressed conditions. Risk related to the management of capital requirements and adequacy.

Objective and general guidelines of financial risk management

Grupo Aval’s and its subsidiaries of the financial sector objective is to maximize returns for its investors, through proper risk management. The guiding principles of risk management at Grupo Aval are as follows:

a)	Make risk management a part of every institutional process.
b)	Collective decision making for commercial lending of significant amounts.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

c)	Extensive and in-depth industry and market knowledge, as a result of the leadership and experienced, stable and seasoned senior management.
d)	Clear risk management policies based on a top-down approach with respect to:
●	Compliance with know-your-customer policies.
●	Commercial loans credit structure based on a clear identification of sources of repayment and of cash flow generation capacity of the borrower.
e)	Use of similar credit analysis tools for analysis across Grupo Aval’s subsidiaries of financial sector.
f)	Diversification of the commercial loan portfolio with respect to industries and economic groups.
g)	Specialization in consumer product niches.
h)	Extensive use of continuously updated scoring models and credit ratings updated permanently to ensure quality growth of consumer loans with high credit quality.
i)	Conservative policies in terms of:
●	trading portfolio composition with bias towards lower volatility instruments,
●	proprietary trading position, and
●	the variable compensation for the trading staff.
j)	Control the position-level based on market risk sensitivities (such as VaR, DV01, Delta, Rho and Vega) and credit risk exposures by counterparties.
k)	Concentration and diversification limits which are based on market liquidity and volatility, operational capacity, valuation and credit quality of counterparties.
l)

Control and follow up the funding and liquidity risk with independent oversight. This includes setting limits related with high quality liquid assets and maturity concentration of financial liabilities among others.

m)	Ensuring compliance with regulatory limits and reviewing how the current and projected strategy can affect those limits.

n)   Use of our market presence in the identification and implementation of best practices for operational risk management.

Main premises for risk management

Grupo Aval´s risk culture is based on the principles indicated in the section above and they are transmitted to all subsidiaries of the financial sector and business units. The strategy related with risk management is supported by the following guidelines:

a)	In all of Grupo Aval´s subsidiaries of the financial sector, the risk function is independent of the business units. The segregation of functions between the business areas and the risk areas in charge of risk measurement analysis, control and reporting, provide enough independence and autonomy for proper risk control.
b)	The decision-making process at the subsidiaries of the financial sector requires that transactions of significant amounts are sent to decision centers such as risk committees. The frequency of meetings of these committees ensures a high degree of agility regarding the resolution of proposals and continuous participation of senior management for management the different risks.
c)	Grupo Aval has corporate policies for the risk to which it is exposed. The business and risk units of Grupo Aval and its subsidiaries of the financial sector hold orientation meetings based on approaches to risk that are consistent with Grupo Aval´s risk culture.
d)	Grupo Aval has implemented a risk system that is updated on a regular basis to address new conditions in the markets and the risks to which Grupo Aval is exposed.
e)	There are adequate information systems to monitor risk exposure, to ensure compliance and approval policies and, if necessary, to implement proper corrective actions.
f)	Key risks are analyzed on a regular basis, not only when risks materialize or when problems occur during the normal course of business but in a continuous process of risk management.
g)	Grupo Aval and its subsidiaries of the financial sector have training courses on risk culture for all hierarchy levels in the organization.
h)	A risk culture integrated throughout the organization, consisting on a series of attitudes, values, skills and guidelines to action.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Interest rate benchmark reform

Future initiatives to regulate, reform or change the administration of benchmarks, could result in adverse consequences to the return on, value of and market for loans, mortgages, securities, derivatives and other financial instruments whose returns are linked to any benchmark, including those issued, funded or held by us or our financial subsidiaries.

Several regulators, industry bodies and other market participants in the U.S. and other countries are engaged in initiatives to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. There is no assurance that these new rates will be accepted or widely used by market participants, or that the characteristics of any of these new rates will be similar to, or produce the economic equivalent of, the benchmarks that they seek to replace.

The London Interbank Offered Rate (LIBOR) is the most widely referenced benchmark interest rate across the globe for derivatives, bonds, loans and other floating rate instruments; On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates the “LIBOR”, announced that the FCA will no longer require banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021. Therefore, after 2021 LIBOR may cease to be calculated. There is a regulator-led push to transition the market from LIBOR and certain other benchmark rates to alternative risk-free rates that are based on actual overnight transactions. Derivatives, floating rate notes, loans and other financial contracts whose terms extend beyond the relevant discontinuation date, and that refer to certain benchmark rates (including LIBOR) as the reference rate, will be impacted. As a result, clearing agencies are moving towards new benchmark rates.

Many unresolved issues remain, such as the timing of the successor benchmarks introduction and the transition of a benchmark to a replacement rate, which could result in wide spread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities.

As of December 31, 2020, Grupo Aval had Ps. 54,157,335 of assets and Ps. 6,613,913 of liabilities that used LIBOR as a benchmark, as well as derivatives with a nominal value of Ps. 1,336,752 of assets and Ps. 1,726,222 of liabilities with such characteristics. While some of these outstanding LIBOR-based loans, borrowings and contracts include fallback provisions to alternative reference rates, some of our outstanding LIBOR-based products and contracts do not include fallback provisions or adequate fallback mechanisms and will require modifications of their terms. Additionally, most of our outstanding LIBOR-based loans, borrowings and contracts may be challenging to modify due to the requirement that all impacted parties consent to such modification.  It is not currently possible to determine whether, or to what extent, any such changes would affect us.

Our activities for the transition currently under development and for 2021 are focused on the conversion of existing LIBOR based contracts to others alternative rates through: i) identification of asset and liability operations indexed to Libor rate in each of our Subsidiaries, ii) developing new alternative reference rate linked products, iii) negotiations with clients and counterparties, iv) modifications in contracts, v) adjustments in information systems, vi) modifications of procedures and policies, vii) modifications in valuation models, viii) the timeline of our work plan depends on broader market acceptance of products that reference the new alternative reference rates and our clients’ readiness and ability to adopt the replacement products.  We are following the recommended target dates for cessation of LIBOR.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

The maximum exposure to credit risk of Grupo Aval, at a consolidated level is reflected in the carrying value of financial assets in the statement of financial position of Grupo Aval as of December 31, 2020 and 2019 as follows:

Assets	December 31, 2020		December 31, 2019
Cash and cash equivalents (**)	Ps.	27,687,525	Ps.	23,464,691
Debt securities held for trading		4,780,993		4,673,113
Debt securities mandatorily FVTPL		7,385		10,102
Debt securities FVOCI		28,966,356		21,608,992
Debt securities at amortized cost		5,580,128		3,053,862
Derivatives instruments		1,133,924		917,434
Hedging derivatives		156,220		166,598
Loans
Commercial		110,986,938		98,936,699
Consumer		65,835,457		59,840,451
Mortgage		24,558,771		20,221,683
Microcredit		372,321		410,320
Interbank and overnight funds		4,693,678		2,718,961
Other accounts receivable FVTPL		2,958,385		2,706,030
Other accounts receivable at amortized cost		12,381,009		9,282,734
Total financial assets with credit risk	Ps.	290,099,090	Ps.	248,011,670
Financial instruments with credit risk outside of the statement of financial position at its nominal value
Financial guarantees and letters of credit		4,185,261		3,341,641
Credit commitments		32,967,149		28,812,963
Total exposure to credit risk outside of the statement of financial position	Ps.	37,152,410	Ps.	32,154,604
Total maximum exposure to credit risk	Ps.	327,251,500	Ps.	280,166,274

(**)   Not including funds in the entity’s custody (cash, tellers, vaults), because there is no credit risk regarding Grupo Aval entities.

With regard to guarantees and commitments to extend the credit amounts, the maximum credit risk exposure is the amount of the commitment. Credit risk is mitigated by guarantees and collaterals as described in note 4.1.4 Mitigation of Credit Risk, Collateral and Other Credit Risk Enhancements.

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

4.1.1.A.  Loan portfolio disclosure changes

Loans are recorded at amortized cost on the statement of financial position and are classified as commercial, consumer, mortgages, and microcredit. For the year 2019, loans and its loss allowance were presented in five categories: commercial, consumer, mortgage, microcredit and financial leasing. As of 2020, financial leasing has been reallocated between the other portfolio categories and the Interbank overnight funds operations were separated from the commercial portfolio. For comparative purposes, the presentation 2019 loan portfolio is updated under this 2020 segmentation, as presented below:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Loan portfolio

December 31, 2020

	Loan Portfolio without		Financial		Loan Portfolio
Portfolio segment	financial leasing		Leasing		with financial leasing
Commercial	Ps.	105,044,013	Ps.	10,636,603	Ps.	115,680,616
Interbank and overnight funds		4,693,678		—		4,693,678
Commercial lending portfolio		100,350,335		10,636,603		110,986,938
Consumer		65,496,673		338,784		65,835,457
Residential mortgage		22,757,641		1,801,130		24,558,771
Microcredit		372,321		—		372,321
Total portfolio	Ps.	193,670,648	Ps.	12,776,517	Ps.	206,447,165

December 31, 2019

	Loan Portfolio				Loan Portfolio
Portfolio segment	2019		Reclassification		2020
Commercial	Ps.	91,306,719	Ps.	(91,306,719)	Ps.	—
Interbank and overnight funds		—		2,718,961		2,718,961
Commercial lending portfolio		—		98,936,699		98,936,699
Consumer		59,587,929		252,522		59,840,451
Residential mortgage		18,661,389		1,560,294		20,221,683
Microcredit		410,320		—		410,320
Financial Leasing		12,161,757		(12,161,757)		—
Total portfolio	Ps.	182,128,114	Ps.	—	Ps.	182,128,114

Loss allowance

December 31, 2020

	Loss allowance without		Financial		Loss allowance
Portfolio segment	financial leasing		Leasing		with financial leasing
Commercial	Ps.	4,627,431	Ps.	653,826	Ps.	5,281,257
Interbank and overnight funds		851		—		851
Commercial lending portfolio		4,626,580		653,826		5,280,406
Consumer		4,924,964		14,007		4,938,971
Residential mortgage		491,188		69,716		560,904
Microcredit		124,039		—		124,039
Total portfolio	Ps.	10,167,622	Ps.	737,549	Ps.	10,905,171

December 31, 2019

	Disclosure Loss allowance				Disclosure Loss allowance
Portfolio segment	2019		Reclassification		2020
Commercial	Ps.	3,739,330	Ps.	(3,739,330)	Ps.	—
Interbank and overnight funds		—		986		986
Commercial lending portfolio		—		4,188,388		4,188,388
Consumer		3,548,580		6,460		3,555,040
Residential mortgage		306,237		45,321		351,558
Microcredit		89,825		—		89,825
Financial Leasing		501,825		(501,825)		—
Total portfolio	Ps.	8,185,797	Ps.	—	Ps.	8,185,797

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

4.1.1.B Loan portfolio given as collateral

The following is a detail of the portfolio provided as collateral in resource auction operations with Banco República as of December 31, 2020

		Total
Commercial	Ps.	280,519
Total	Ps.	280,519

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

The maximum authority regarding lending is the Board of Directors for each bank, which approves the general policy and has the capacity to approve large size transactions. In the normal banking operation, authorizations for approval of loans and lines of credit depend on the amounts, credit quality, tenor and security collateral or guarantees offered by the client. The Board of Directors of each bank has delegated part of its lending authorities to different committees and executives who process the credit requests and are responsible for the analysis and credit review.

Additionally, for the approval of credits, certain considerations are taken into account including but not limited to, the probability of default, the recovery percentage of guarantees received, current customer exposure, tenor and concentration by economic sector.

Regarding the operations for treasury activities, the Board of Directors of the financial subsidiaries, approves the lines of credit for counterparties. Risk control is essentially carried out through three mechanisms: periodic approval of lines of credit, at least once a year evaluations of the conditions of the issuers and a report on concentrations for each client or economic group.

Although each financial subsidiary is responsible for its credit decisions and risk management, Grupo Aval as a holding, through the Corporate Risk Unit oversees the implementation of appropriate risk management controls at the financial subsidiaries and has established upward loan reporting processes. The holding’s risk management staff meets on a weekly basis to discuss Grupo Aval subsidiaries’ loan portfolio, developments in industry, risks and opportunities. Grupo Aval also coordinates loan syndication among its banks to effectively leverage the combined equity of its banks and manage any risk issues.

Each subsidiary of the financial sector has a Credit Risk Management System, which is managed by the credit vice-presidency or its equivalent, and includes, among others, the design, implementation and evaluation of policies and risk mechanisms defined by the Credit and Treasury Risk Committee and the Board of Directors of each entity. The operation of the Credit Risk Management System has resulted in the integration of risk measurement tools into the credit approval process in each of the financial subsidiaries.

Each subsidiary of the financial sector in Colombia has two models for evaluating credit risk for the approval of commercial loans: the financial ratings model, statistical models based on financial information of the client, which are used in the approval process and for the management and review of the portfolio. The second model is based on the client´s financial ratings and its historical payment behavior with the bank, used in the process of client rating.

In Central America, each subsidiary has two models for evaluating credit risk for the approval of commercial loans. The first is the financial ratings model, statistical models based on financial information of the client, which are used in the approval process and for the management and review of the corporate and medium sized companies. The second model is based on the client´s behaviour score, its historical payment behavior with the bank, the economic sector, among others.

For retail loans (including mortgage loans and auto loans) in Colombia and Central America, models are based on sociodemographic variables and the historical payment behavior of the clients.

As a result of the COVID-19 pandemic it was necessary to review and adjust origination strategies, along with approved debt limits in accordance with individual risk analysis, especially for customers identified in high risk sectors. For more information, see Note 1.1 Other events COVID-19 impact.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

4.1.3          Credit quality analysis

The Credit-risk Monitoring Process and Credit rating of the loan portfolio

The monitoring process and credit risk review of each financial subsidiary is carried out in several steps including portfolio analysis by vintages, risk level rating, permanent high risk clients’ review, restructuring processes of operations and the receipt of foreclosed assets as payment.

On a monthly basis the financial subsidiaries classify each client in one of these categories: Category A-Normal, B-Subnormal, C-Deficient, D-Doubtful recovery and E- Unrecoverable, based on the statistical models that each subsidiary has.

On a quarterly basis each financial subsidiary evaluates the commercial portfolio by economic sectors, where macro-sectors are evaluated with the purpose of monitoring the concentration per economic sector and the risk level of each one.

At least once in a year, each financial subsidiary carries out an individual analysis of the credit risk based on updated financial information of the client, payment record, collateral security/guarantees received, credit bureau reports and other qualitative information available; based on the information, clients are classified by risk level as mentioned above. By December 2020, the analysis carried out by our financial subsidiaries required a detailed review and classification of clients by risk levels, considering the impacts of the COVID-19 pandemic effects in the Grupo Aval businesses.

Each risk category is explained as follows:

Category	PD*	Risk	Description
1	0%- 7.5%	Normal	Appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to us, reflect adequate paying capacity

2	7.5% - 15%	Acceptable above normal

Adequately serviced and protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the collection of the credits as contracted

3	15% - 22.5%

4	22.5% - 30%	Appreciable	Have debtors with insufficient paying capacity or relate to projects with insufficient cash flow, which may compromise the normal collection of the obligations
5	30% - 45%

6	45% - 60%	Significant	Have the same deficiencies as loans in category 4-5, but to a larger extent; consequently, the probability of collection is highly doubtful
7	60% - 90%

8	> 90%	Non-recoverability	Deemed uncollectible.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

As of December 31, 2020, and 2019, the following is a summary of the credit portfolio by probability of default. Explanation of the terms: Stage 1, Stage 2 and Stage 3 are included in Note 2 (2.6) (ix), and explained in detail in Note 4.1.5 (Measurement of Expected Credit Loss).

Total Portfolio

	December 31, 2020
	Total Exposure
PD Range	Stage 1		Stage 2 (*)		Stage 3		Total
0%- 7.5%	Ps.	160,410,317	Ps.	6,205,666	Ps.	7	Ps.	166,615,990
7.5% - 15%		6,054,623		3,204,615		198		9,259,436
15% - 22.5%		612,299		2,731,542		9		3,343,850
22.5% - 30%		197,377		2,111,235		25		2,308,637
30% - 45%		157,726		5,802,907		77,935		6,038,568
45% - 60%		48,428		3,305,930		84,507		3,438,865
60% - 90%		3,400		3,133,570		242,787		3,379,757
> 90%		5,478		92,734		11,963,850		12,062,062
TOTAL	Ps.	167,489,648	Ps.	26,588,199	Ps.	12,369,318	Ps.	206,447,165

	December 31, 2019
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	154,874,025	Ps.	1,105,784	Ps.	-	Ps.	155,979,809
7.5% - 15%		7,693,201		944,476		-		8,637,677
15% - 22.5%		569,434		781,687		-		1,351,121
22.5% - 30%		192,482		615,153		-		807,635
30% - 45%		437,563		1,948,824		-		2,386,387
45% - 60%		13,803		1,322,428		146,625		1,482,856
60% - 90%		424,490		1,260,615		210,585		1,895,690
> 90%		1,690		77,840		9,507,409		9,586,939
TOTAL	Ps.	164,206,688	Ps.	8,056,807	Ps.	9,864,619	Ps.	182,128,114

(*) For more information -see Note 1.1 Other events COVID-19 impact-

(**)See section 4.1.1.A Loan portfolio disclosure changes

Commercial

	December 31, 2020
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	91,482,201	Ps.	3,063,730	Ps.	3	Ps.	94,545,934
7.5% - 15%		706,295		963,330		7		1,669,632
15% - 22.5%		195,341		933,973		-		1,129,314
22.5% - 30%		87,872		429,489		2		517,363
30% - 45%		104,057		3,299,369		205		3,403,631
45% - 60%		43,273		1,084,590		23		1,127,886
60% - 90%		2,645		60,967		10		63,622
> 90%		4,452		8,252		8,516,852		8,529,556
TOTAL	Ps.	92,626,136	Ps.	9,843,700	Ps.	8,517,102	Ps.	110,986,938

	December 31, 2019
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	88,283,142	Ps.	378,851	Ps.	-	Ps.	88,661,993
7.5% - 15%		927,879		436,896		-		1,364,775
15% - 22.5%		45,715		222,226		-		267,941
22.5% - 30%		45,611		106,437		-		152,048
30% - 45%		30,324		1,037,267		-		1,067,591
45% - 60%		1,508		533,153		-		534,661
60% - 90%		1,647		48,453		-		50,100
> 90%		1,573		3,864		6,832,153		6,837,590
TOTAL	Ps.	89,337,399	Ps.	2,767,147	Ps.	6,832,153	Ps.	98,936,699

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Consumer

	December 31, 2020
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	45,952,378	Ps.	2,145,102	Ps.	-	Ps.	48,097,480
7.5% - 15%		4,949,864		1,092,553		189		6,042,606
15% - 22.5%		400,447		956,769		8		1,357,224
22.5% - 30%		98,380		1,114,336		7		1,212,723
30% - 45%		46,334		1,771,603		77,728		1,895,665
45% - 60%		4,745		1,732,311		84,479		1,821,535
60% - 90%		347		2,488,943		242,773		2,732,063
> 90%		1,026		81,109		2,594,026		2,676,161
TOTAL	Ps.	51,453,521	Ps.	11,382,726	Ps.	2,999,210	Ps.	65,835,457

	December 31, 2019
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	45,705,342	Ps.	543,384	Ps.	-	Ps.	46,248,726
7.5% - 15%		6,429,405		313,322		-		6,742,727
15% - 22.5%		477,856		320,902		-		798,758
22.5% - 30%		138,510		339,005		-		477,515
30% - 45%		378,370		651,330		-		1,029,700
45% - 60%		3,458		603,034		146,625		753,117
60% - 90%		422,442		1,066,182		210,585		1,699,209
> 90%		104		70,289		2,020,306		2,090,699
TOTAL	Ps.	53,555,487	Ps.	3,907,448	Ps.	2,377,516	Ps.	59,840,451

Mortgage

	December 31, 2020
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	18,223,127	Ps.	996,792	Ps.	4	Ps.	19,219,923
7.5% - 15%		298,817		1,148,718		2		1,447,537
15% - 22.5%		12,876		840,653		1		853,530
22.5% - 30%		845		567,375		16		568,236
30% - 45%		2,217		731,359		2		733,578
45% - 60%		-		456,779		5		456,784
60% - 90%		-		472,887		4		472,891
> 90%		-		3,309		802,983		806,292
TOTAL	Ps.	18,537,882	Ps.	5,217,872	Ps.	803,017	Ps.	24,558,771

	December 31, 2019
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	18,043,825	Ps.	183,532	Ps.	-	Ps.	18,227,357
7.5% - 15%		192,996		194,223		-		387,219
15% - 22.5%		16,034		238,558		-		254,592
22.5% - 30%		4,187		169,007		-		173,194
30% - 45%		8,606		259,657		-		268,263
45% - 60%		171		185,300		-		185,471
60% - 90%		65		123,445		-		123,510
> 90%		13		3,687		598,377		602,077
TOTAL	Ps.	18,265,897	Ps.	1,357,409	Ps.	598,377	Ps.	20,221,683

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Microcredit

	December 31, 2020
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	59,072	Ps.	42	Ps.	-	Ps.	59,114
7.5% - 15%		99,647		14		-		99,661
15% - 22.5%		3,635		147		-		3,782
22.5% - 30%		10,280		35		-		10,315
30% - 45%		5,118		576		-		5,694
45% - 60%		410		32,250		-		32,660
60% - 90%		408		110,773		-		111,181
> 90%		-		64		49,850		49,914
TOTAL	Ps.	178,570	Ps.	143,901	Ps.	49,850	Ps.	372,321

	December 31, 2019
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	123,733	Ps.	17	Ps.	-	Ps.	123,750
7.5% - 15%		142,921		34		-		142,955
15% - 22.5%		29,829		-		-		29,829
22.5% - 30%		4,174		704		-		4,878
30% - 45%		20,263		570		-		20,833
45% - 60%		8,666		941		-		9,607
60% - 90%		336		22,535		-		22,871
> 90%		-		-		55,597		55,597
TOTAL	Ps.	329,922	Ps.	24,801	Ps.	55,597	Ps.	410,320

Interbank and overnight funds

December 31, 2020
Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	4,693,539	Ps.	-	Ps.	-	Ps.	4,693,539
7.5% - 15%		-		-		-		-
15% - 22.5%		-		-		-		-
22.5% - 30%		-		-		-		-
30% - 45%		-		-		-		-
45% - 60%		-		-		-		-
60% - 90%		-		-		-		-
> 90%		-		-		139		139
TOTAL	Ps.	4,693,539	Ps.	—	Ps.	139	Ps.	4,693,678

	December 31, 2019
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	2,717,983	Ps.	-	Ps.	-	Ps.	2,717,983
7.5% - 15%		-		1		-		1
15% - 22.5%		-		1		-		1
22.5% - 30%		-		-		-		-
30% - 45%		-		-		-		-
45% - 60%		-		-		-		-
60% - 90%		-		-		-		-
> 90%		-		-		976		976
TOTAL	Ps.	2,717,983	Ps.	2	Ps.	976	Ps.	2,718,961

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

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

a)	Trading investment in debt securities

	December 31, 2020		December 31, 2019
Investment grade
Sovereign (*)	Ps.	2,904,210	Ps.	2,428,981
Other public entities (**)		187,295		175,793
Corporate		46,168		61,001
Financial entities		1,301,917		1,370,232
Total investment grade	Ps.	4,439,590	Ps.	4,036,007
Speculative grade
Sovereign (*)	Ps.	129,081	Ps.	136,314
Central banks		—		13,966
Corporate		9,359		4,084
Financial entities		200,901		480,189
Multilaterals		2,007		—
Total Speculative grade	Ps.	341,348	Ps.	634,553
Without grade or not available
Corporate	Ps.	55	Ps.	2,553
Total without grade or not available	Ps.	55	Ps.	2,553
	Ps.	4,780,993	Ps.	4,673,113

(*)    A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general including regional and local governments.

b)	Investments in debt securities at FVOCI

	December 31, 2020
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	16,266,158	Ps.	—	Ps.	—	Ps.	16,266,158
Other public entities (**)		461,072		—		—		461,072
Central banks		196,524		—		—		196,524
Corporate		529,443		—		—		529,443
Financial entities		1,618,569		—		—		1,618,569
Multilaterals		192,699		—		—		192,699
Total investment grade	Ps.	19,264,465	Ps.	—	Ps.	—	Ps.	19,264,465
Speculative grade
Sovereign (*)	Ps.	6,227,407	Ps.	16,956	Ps.	—	Ps.	6,244,363
Central banks		1,666,050		348		—		1,666,398
Corporate		478,079		—		—		478,079
Financial entities		1,293,864		—		—		1,293,864
Multilaterals		19,187		—		—		19,187
Total speculative grade	Ps.	9,684,587	Ps.	17,304	Ps.	—	Ps.	9,701,891
	Ps.	28,949,052	Ps.	17,304	Ps.	—	Ps.	28,966,356

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

c)	Investments in debt securities at amortized cost

	December 31, 2020
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	1,708,927	Ps.	—	Ps.	—	Ps.	1,708,927
Other public entities (**)		3,378,438		—		—		3,378,438
Financial entities		169,232		—		—		169,232
Total investment grade	Ps.	5,256,597	Ps.	—	Ps.	—	Ps.	5,256,597
Speculative grade
Corporate	Ps.	191,866	Ps.	—	Ps.	—	Ps.	191,866
Financial entities		126,516		5,149		—		131,665
Total speculative grade	Ps.	318,382	Ps.	5,149	Ps.	—	Ps.	323,531
	Ps.	5,574,979	Ps.	5,149	Ps.	—	Ps.	5,580,128

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

	December 31, 2019
		Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	23,043	Ps.	—	Ps.	—	Ps.	23,043
Other public entities (**)		3,029,802		—		—		3,029,802
Financial entities		1,017		—		—		1,017
Total investment grade	Ps.	3,053,862	Ps.	—	Ps.	—	Ps.	3,053,862
Speculative grade
Corporate	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Financial entities		—		—		—		—
Total speculative grade	Ps.	—	Ps.	—	Ps.	—	Ps.	—
	Ps.	3,053,862	Ps.	—	Ps.	—	Ps.	3,053,862

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

d)	Other accounts receivable at FVTPL

	December 31, 2020		December 31, 2019
Investment grade
Sovereign (*)	Ps.	2,958,385	Ps.	2,706,030
Total investment grade	Ps.	2,958,385	Ps.	2,706,030

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

e)	Other accounts receivable at amortized cost

		December 31, 2020
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivables and contract assets for corporate customers	Ps.	7,238,645	Ps.	—	Ps.	—	Ps.	—	Ps.	7,238,645
Other accounts receivables related to gas, energy services, contributions and others		965,745		151,179		176,500		—		1,293,424
Other receivables using simplified approach
Other accounts receivables from individual customers		—		—		—		3,848,940		3,848,940
Total other receivables	Ps.	8,204,390	Ps.	151,179	Ps.	176,500	Ps.	3,848,940	Ps.	12,381,009

		December 31, 2019
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivables and contract assets for corporate customers	Ps.	4,719,510	Ps.	—	Ps.	—	Ps.	—	Ps.	4,719,510
Other accounts receivables related to gas, energy services, contributions and others		830,995		132,474		113,503		—		1,076,972
Other receivables using simplified approach
Other accounts receivables from individual customers		—		—		—		3,486,252		3,486,252
Total other receivables	Ps.	5,550,505	Ps.	132,474	Ps.	113,503	Ps.	3,486,252	Ps.	9,282,734

Evaluated using general approach

The following table provides information about the exposure to credit risk for other accounts receivable and contract assets for corporate customers as of December 31, 2020 and 2019. The credit quality of these financial assets follows the methodology of the probability of default of Debt securities and other liquid financial assets (See note 4.1.5).

	December 31, 2020
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	6,773,024	Ps.	—	Ps.	—	Ps.	6,773,024
Financial entities		465,621		—		—		465,621
Total investment grade	Ps.	7,238,645	Ps.	—	Ps.	—	Ps.	7,238,645

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

	December 31, 2019
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	4,328,028	Ps.	—	Ps.	—	Ps.	4,328,028
Financial entities		391,482		—		—		391,482
Total investment grade	Ps.	4,719,510	Ps.	—	Ps.	—	Ps.	4,719,510

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table provides information about the exposure to credit risk by segment for accounts receivable related to gas and energy services, the methodology used to estimate the ECLs is the same used for Loan and Receivable (See note 4.1.5):

	December 31, 2020
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	150,972	Ps.	—	Ps.	—	Ps.	150,972
Gas		527,230		144,339		91,907		763,476
Energy		75,350		6,840		84,593		166,783
Other accounts receivable		212,193		—		—		212,193
Total segmentation	Ps.	965,745	Ps.	151,179	Ps.	176,500	Ps.	1,293,424

	December 31, 2019
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	99,852	Ps.	—	Ps.	—	Ps.	99,852
Gas		459,012		128,455		46,166		633,633
Energy		62,662		4,019		67,337		134,018
Other accounts receivable		209,469		—		—		209,469
Total segmentation	Ps.	830,995	Ps.	132,474	Ps.	113,503	Ps.	1,076,972

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

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers as of December 31, 2020 and 2019.

	Weighted-	Gross
	average loss	carrying		Loss		Credit-
December 31, 2020	rate	amount		allowance		impaired
0–30 days past due	0.60%		2,773,642		16,570	—
31–60 days past due	0.56%		637,251		3,587	—
61–90 days past due	24.19%		43,874		10,611	—
More than 90 days past due	63.35%		394,173		249,700	394,173
		Ps.	3,848,940	Ps.	280,468

	Weighted-	Gross
	average loss	carrying		Loss		Credit-
December 31, 2019	rate	amount		allowance		impaired
0–30 days past due	1.05%		2,275,266		23,892	—
31–60 days past due	1.70%		810,364		13,788	—
61–90 days past due	11.05%		72,920		8,061	—
More than 90 days past due	65.50%		327,702		214,660	327,702
		Ps.	3,486,252	Ps.	260,401

The loss rates are based on the experience of real credit loss during a year and the balance of accounts receivable at the cut-off date for previously defined homogeneous segments. It takes into consideration elements such as: segmentation by type of receivable account, date of analysis, definition of loss, among others. Based on the characteristics of the short-term receivable accounts, these portfolios result from operations where there are no non-linear impacts, therefore, the application of macroeconomic scenarios is not considered.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

f)	Derivative instruments

The details of credit rating determined by independent credit rating agents of counterparties in trading derivative and hedge derivatives are as follows.

Credit worthiness at Fair Value	December 31, 2020		December 31, 2019
Investment grade	Ps.	972,729	Ps.	734,959
Speculative		9,274		21,037
Without grade or not available		308,141		328,036
Total	Ps.	1,290,144	Ps.	1,084,032

The following table shows an analysis of counterparty credit exposures that arise from derivative transactions. Transactions derived from Grupo Aval are generally fully guaranteed with cash:

Trading derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		amount		value		amount		value
2020
Derivative assets	Ps.	33,810,221	Ps.	1,133,924	Ps.	2,919,623	Ps.	—
Derivative liabilities		36,465,423		1,452,574		5,225,408		1,165
2019
Derivative assets	Ps.	38,957,370	Ps.	917,434	Ps.	4,720,381	Ps.	—
Derivative liabilities		40,549,648		962,438		5,315,421		52

Hedging derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		amount		value		amount		value
2020
Derivative assets	Ps.	3,732,435	Ps.	156,220	Ps.	1,577,234	Ps.	—
Derivative liabilities		1,326,995		56,627		387,873		—
2019
Derivative assets	Ps.	7,322,445	Ps.	166,598	Ps.	3,252,561	Ps.	—
Derivative liabilities		6,211,399		94,298		3,318,104		—

Derivative transactions of Grupo Aval are collateralized by cash of Ps.429,544 as of December 31, 2020, and of Ps. (38,618) as of December 31, 2019, see note 4.1.10 “Offset of financial assets and financial liabilities”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

g)	Cash and cash equivalents

Grupo Aval held cash and cash equivalents of Ps. 34,025,535 as of December 31, 2020 (2019: Ps. 30,117,236). The cash and cash equivalents are held in central banks and financial institution counterparties. The following table shows an analysis of counterparty credit exposures:

	December 31, 2020		December 31, 2019
Investment grade	Ps.	16,273,954	Ps.	15,110,595
Central bank		3,943,832		4,755,515
Financial entities		12,328,559		10,353,061
Others		1,563		2,019
Speculative grade		11,319,651		7,904,760
Central bank		9,900,155		7,714,111
Financial entities		1,419,496		190,649
Without grade or not available		93,920		449,336
Financial entities		93,920		333,864
Others		—		115,472
Cash and cash equivalent with third parties	Ps.	27,687,525	Ps.	23,464,691
Cash held by entity (**)		6,338,010		6,652,545
Total	Ps.	34,025,535	Ps.	30,117,236

(**)   Cash held by each Grupo Aval’s bank in custody in vaults, ATMs and cash.

4.1.4          Mitigation of Credit Risk, Collateral and Other Credit Risk Enhancements

The exposure to credit risk for each of Grupo Aval´s financial subsidiaries is reduced by collateral and other credit enhancements. The existence of collateral security or guarantees can be a requirement but not a determinant one for the approval of a credit. Credit risk policies of Grupo Aval require an evaluation of the debtor’s payment capacity based on the debtor´s ability to generate the resources needed for the timely and complete payment of its obligations.

Credit risk management includes the following activities:

●	Analysis of credit risk: For commercial lending, tools are used for the individual evaluation of credits based on payment capacity supported on cash generation, credit rating models with inputs from historical and projected financial condition, and on the payment history of the debtor with the financial sector. For consumer lending (including mortgages and auto financing), scoring models are based on socio-demographic variables and payment history.
●	Evaluation of collateral security / guarantees with appropriate debt coverage in accordance with the credit policies of each financial subsidiary. Collateral security includes mortgages on real estate, pledge on assets, cash deposits and investments.
●	Evaluation of the liquidity of the collateral security / guarantees received.

On-site appraisals were carried out when possible, both in Colombia and in Central America taking care of biosecurity measures, with limitations and restrictions on mobility due to COVID-19 pandemic.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Residential mortgage lending

The following tables classify credit exposures for mortgage loans and advances to retail customers by ranges of loan-to-value (LTV) ratio. LTV is calculated as the ratio of the gross amount of the loan – or the amount of the loan commitments – to the value of the collateral. The value of the collateral for residential mortgage loans is based on the collateral value at origination updated based on changes in house price indices. For credit-impaired loans the value of collateral is based on the most recent appraisals.

	December 31, 2020		December 31, 2019
LTV ratio
Less than 50%	Ps.	7,995,750	Ps.	7,030,135
51 – 70%		8,341,911		7,050,550
71 – 90%		6,675,478		5,189,800
91 – 100%		1,251,401		731,266
More than 100%		294,231		219,932
Total	Ps.	24,558,771	Ps.	20,221,683

Credit-impaired mortgage loans

	December 31, 2020		December 31, 2019
LTV ratio
Less than 50%	Ps.	192,426	Ps.	136,197
51 – 70%		254,087		197,183
More than 70%		356,504		264,997
Total	Ps.	803,017	Ps.	598,377

As of December 31, 2020, and 2019, the following chart shows the detail of the credit portfolio per type of guarantees received.

									Interbank and
December 31, 2020	Commercial		Consumer		Mortgages		Microcredit		overnight funds		Total
Unsecured credits	Ps.	50,133,716	Ps.	56,603,996	Ps.	5,906	Ps.	242,727	Ps.	571,851	Ps.	107,558,196
Loans secured by other banks		237,028		2,640		—		—		—		239,668
Collateralized credits:
Mortgages		535,414		90,342		22,719,588		1,701		—		23,347,045
Other real estate		25,261,669		1,541,786		5,486		357		—		26,809,298
Investments in equity instruments		309,014		—		—		—		—		309,014
Deposits in cash or cash equivalents		1,357,417		213,473		—		—		33,276		1,604,166
Leased machineries and vehicles		8,475,723		338,388		1,755,468		—		—		10,569,579
Fiduciary agreements, standby letters and guarantee funds		12,103,331		32,609		72,217		118,032		—		12,326,189
Pledged income		4,212,031		—		—		—		—		4,212,031
Pledges		4,937,867		6,942,093		55		369		—		11,880,384
Other assets		3,423,728		70,130		51		9,135		4,088,551		7,591,595
Total gross loan portfolio	Ps.	110,986,938	Ps.	65,835,457	Ps.	24,558,771	Ps.	372,321	Ps.	4,693,678	Ps.	206,447,165

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

									Interbank and
December 31, 2019	Commercial		Consumer		Mortgages		Microcredit		overnight funds		Total
Unsecured credits	Ps.	49,724,716	Ps.	52,235,716	Ps.	7,268	Ps.	291,480	Ps.	595,766	Ps.	102,854,946
Loans secured by other banks		321,672		6,082		—		—		—		327,754
Collateralized credits:
Mortgages		722,714		80,308		18,588,338		2,335		—		19,393,695
Other real estate		16,856,103		1,430,781		3,546		422		—		18,290,852
Investments in equity instruments		262,663		1,180		—		—		—		263,843
Deposits in cash or cash equivalents		1,044,737		154,016		—		—		207,147		1,405,900
Leased machineries and vehicles		8,251,139		252,068		1,548,569		—		—		10,051,776
Fiduciary agreements, standby letters and guarantee funds		10,186,758		42,865		72,711		92,874		—		10,395,208
Pledged income		4,261,507		703		—		—		—		4,262,210
Pledges		4,542,060		5,584,672		976		565		—		10,128,273
Other assets		2,762,630		52,060		275		22,644		1,916,048		4,753,657
Total gross loan portfolio	Ps.	98,936,699	Ps.	59,840,451	Ps.	20,221,683	Ps.	410,320	Ps.	2,718,961	Ps.	182,128,114

(*) See section 4.1.1.A Loan portfolio disclosure changes

As of December 31, 2020, and 2019, the following chart sets out the carrying amount and the value of identifiable collateral (mainly commercial property) for commercial loans held by Grupo Aval at a consolidated level:

	December 31, 2020				December 31, 2019
	Carrying Amount		Collateral		Carrying Amount		Collateral
Stages 1 and 2	Ps.	26,518,457	Ps.	24,473,502	Ps.	20,203,110	Ps.	19,372,921
Stage 3		2,516,373		2,397,219		1,659,725		1,543,378
	Ps.	29,034,830	Ps.	26,870,721	Ps.	21,862,835	Ps.	20,916,299

4.1.5          Amounts arising from Expected Credit Loss (ECL)

Definition of Default

Grupo Aval considers a financial asset to be in default when:

●	The borrower is unlikely to pay its credit obligations to Grupo Aval in full. Without prejudice, Grupo Aval takes actions such as realizing collateral (if any is held);
●	The borrower is more than 90 days past due on any material credit obligation other than mortgages to Grupo Aval. Overdrafts are considered past due once the customer has breached the allowed tenor or been advised of the reduction of the limit;
●	For mortgages, when the borrower is more than 180 days past due in Colombia, and 90 days past due in Central America;
●	The borrower has filed for bankruptcy proceedings, or
●	In the case of fixed income financial securities, the following concepts among others apply:
-	External rating of the issuer or instrument in rating D under Standard & Poor’s and Fitch Ratings scale or rating C under Moody’s scale;
-	Contractual payments are not made on the due date;
-	There is a very high probability of suspension of payments;
-	The issuer likely to go bankrupt or file for bankruptcy or similar action; or
-	The financial asset no longer has an active market given its financial difficulties.

In assessing whether a borrower is in default, Grupo Aval considers indicators as follows:

●	Qualitative: e.g. breaches of non-financial covenants;
●	Quantitative: e.g. breaches of financial covenants, overdue status and non-payment of another obligation of the same issuer to Grupo Aval; and
●	Based on internally historical or developed data and obtained from external sources.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Inputs used in the assessment of whether a financial instrument is in default and their significance may vary over time to reflect changes in circumstances.

Inputs, assumptions and techniques used to estimate expected credit loss allowance

Credit risk models measures the exposure for individual counterparties, based on the following parameters: Probability of default (PD), loss given default (LGD) and exposure at default (EAD). For a specific credit facility (Loans, debt securities, other liquid financial assets, other accounts receivable, loan commitments and financial guarantee contracts) the product of these three parameters results in the expected credit loss. See accounting policy in Note 2 (2.5 ix).

Measurement of ECL

The measurement of expected credit losses is a calculation that involves an important number of interrelated inputs and assumptions, such as the financial asset’s probability of default, loss given default and exposure at default, which are modelled based on macroeconomic variables. Further the economic disruption caused by COVID-19 made that the determination of the ECL required the application of expert credit judgment that involved the current situation.

As mentioned above, the key inputs for the measurement of ECLs are usually the following variables:

●	Probability of default (PD);
●	Loss given default (LGD); and
●	Exposure at default (EAD).

The estimation of these parameters depends on the credit facility. Loans and receivables methodology uses information derived from internally developed statistical models, comprising both quantitative and qualitative factors, and other historical data. On the other hand, debt securities methodology incorporates relevant external market information or international credit ratings.

PD is the probability that the counterpart defaults in its payment obligations of capital and/or interest. Credit risk grades are the primary input in the determination of the term structure of PD for exposures. Grupo Aval collects performance and default information about its credit risk exposures analyzed by jurisdiction or region, by type of product and borrower, and by credit risk grade. For some portfolios, information purchased from external credit reference agencies may also be used.

Grupo Aval employs statistical models to analyze the data collected and generates estimates of the remaining lifetime PD of exposures and how these are expected to change as a result of the passage of time.

LGD is an estimate of the loss arising on default, is the percentage of exposure that the entity ultimately expects to lose in the event of a default in a financial instrument.

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

The EAD represents the expected exposure in the event of default. Grupo Aval derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract, including amortization and prepayments. The EAD of a financial asset is the gross carrying amount at default. For lending commitments and financial guarantees, the EAD considers the amount drawn, as well as potential future amounts that may be drawn or repaid under the contract, which are estimated based on historical observations and forward-looking forecasts.

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

For retail overdrafts, credit cards, and certain corporate revolving facilities that include both a loan and an undrawn commitment component, Grupo Aval measures ECLs over a period longer than the maximum contractual period if Grupo Aval’s contractual

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

ability to demand repayment and cancel the undrawn commitment does not limit Grupo Aval’s exposure to credit losses to the contractual notice period. These facilities do not have a fixed term or repayment structure and are managed on a collective basis. Grupo Aval can cancel them with immediate effect, but the contractual right is not enforced in the normal day-to-day management, but rather when Grupo Aval becomes aware of an increase in credit risk of a particular facility. This period is estimated considering the credit risk management actions that Grupo Aval expects to mitigate ECLs. These include a reduction in the limits and the cancellation of the credit.

Where modelling of a parameter is carried out on a collective basis, the financial instruments are grouped based on shared risk characteristics that include:

●	Instrument type;
●	Credit risk ratings;
●	Collateral type;
●	Date of initial recognition;
●	Remaining term to maturity; and
●	Industry.

The groups are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous.

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

The following criteria are used to determine if a significant increase in credit risk has occurred:

●	Comparison of the remaining lifetime probability of default (PD) at the reporting date with the lifetime PD at initial recognition of the exposure.
●	Quantitative aspects such as credits with 30 days past due.
●	Qualitative criteria from analysts is also considered based on expert and supportable information.

The criteria for determining whether credit risk has increased significantly will vary by portfolio and will include a backstop based on delinquency.

Grupo Aval will monitor the effectiveness of the criteria used in identifying significant increases in credit risk through regular reviews to confirm that:

●	The criteria are useful in identifying significant increases in credit risk before an exposure is in default;
●	The criteria aligns with the point in time when an asset becomes over 30 days past due;
●	The average time between the identification of a significant increase in credit risk and default appears reasonable;
●	Exposures are not generally transferred directly from 12-month ECL measurement to credit-impaired; and
●	There is unwarranted volatility in loss allowance from transfers between 12-month ECL and lifetime ECL measurements.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

The B scenario represents a most-likely outcome. It is aligned with information used by Grupo Aval for other purposes, such as budgeting. The other scenarios represent more optimistic and more pessimistic outcomes.

Grupo Aval has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

Changes in economic conditions will be monitored by Grupo Aval´s Entities and subsidiaries to be incorporated into the macroeconomic parameters used to prepare stress scenarios and financial projections. Forward looking information was adjusted, recognizing macroeconomic impacts based on the available information about past events, current conditions and forecasts of economic conditions, considering the impact generated by COVID-19.

For more information, see Note 1.1 Other events COVID-19 impact.

The economic scenarios used as of  December 31, 2020 and 2019 (one year projections) include the following expected scenarios of key indicators (among others) for Colombia.

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	2.26%	2.69%	3.08%	2.46%	3.38%	4.07%
Real interest rate	1.75%	2.25%	2.75%	3.50%	4.25%	5.25%
GDP Growth	3.89%	4.86%	5.85%	2.17%	3.22%	4.19%
Used home prices	(2.10%)	0.96%	3.27%	(2.33%)	1.42%	5.53%
Unemployment rate	16.31%	14.43%	12.90%	11.12%	10.22%	9.30%

The economic scenarios used as of  December 31, 2020 and 2019 (one year projections) include the following expected scenarios of key indicators (among others) for Guatemala.

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	5.31%	3.28%	2.52%	3.72%	3.53%	3.26%
Nominal interest rate	0.04%	(0.27%)	(0.50%)	0.26%	(0.03%)	(0.30%)
GDP Growth	1.67%	4.20%	5.84%	2.15%	3.19%	3.71%
Devaluation	1.16%	(0.25%)	(1.79%)	1.54%	(0.46%)	(0.95%)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The economic scenarios used as of  December 31, 2020 and 2019 (one year projections) include the following expected scenarios of key indicators (among others) for Honduras.

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	3.34%	3.57%	2.54%	5.07%	4.61%	3.34%
Nominal interest rate	0.20%	(0.21%)	(0.50%)	(0.30%)	(1.45%)	(3.25%)
GDP Growth	2.03%	3.94%	4.71%	1.98%	2.95%	4.04%
Devaluation	1.91%	0.92%	(0.55%)	4.50%	3.34%	0.72%

The economic scenarios used as of  December 31, 2020 and 2019 (one year projections) include the following expected scenarios of key indicators (among others) for El Salvador. It is important to mention that it is a dollarized economy, so devaluation does not apply to it.

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	1.22%	0.23%	(0.23%)	2.11%	0.97%	0.00%
Nominal interest rate	1.10%	0.40%	(0.08%)	0.34%	0.03%	(0.07%)
GDP Growth	1.96%	3.60%	4.69%	1.84%	2.40%	2.80%

The economic scenarios used as of  December 31, 2020 and 2019 (one year projections) include the following expected scenarios of key indicators (among others) for Nicaragua. It is important to mention that it is a dollarized economy, so devaluation does not apply to it.

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	3.67%	2.78%	2.49%	8.92%	6.58%	3.34%
Nominal interest rate	1.05%	0.11%	(1.38%)	4.93%	1.70%	(0.99%)
GDP Growth	(2.28%)	0.14%	2.12%	(5.61%)	(3.08%)	(1.26%)

The economic scenarios used as of  December 31, 2020 and 2019 (one year projections) include the following expected scenarios of key indicators (among others) for Costa Rica.

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	2.22%	0.98%	0.75%	4.04%	1.91%	1.76%
Nominal interest rate	2.28%	1.82%	(0.01%)	(0.99%)	(1.58%)	(1.81%)
GDP Growth	0.93%	2.98%	4.27%	1.76%	2.59%	3.03%
Devaluation	5.22%	3.67%	2.19%	3.39%	0.22%	(1.07%)

The economic scenarios used as of  December 31, 2020 and 2019 (one year projections) include the following expected scenarios of key indicators (among others) for Panamá. It is important to mention that it is a dollarized economy, so devaluation does not apply to it.

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	1.89%	0.23%	(0.29%)	1.71%	0.77%	0.54%
Nominal interest rate	0.21%	0.02%	(0.13%)	0.56%	0.08%	(0.35%)
GDP Growth	2.37%	4.04%	6.34%	2.97%	3.83%	4.89%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The scenario probability weightings applied as of December 31, 2020 and 2019 in measuring ECL are as follows.

Colombia

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	23%	55%	22%	23%	60%	17%

Guatemala

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	10%	65%	25%	10%	70%	20%

Honduras

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	15%	65%	20%	10%	65%	25%

El Salvador

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	20%	65%	15%	15%	70%	15%

Nicaragua

	2020			2019

	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	20%	65%	15%	15%	70%	15%

Costa Rica

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	35%	60%	5%	20%	60%	20%

Panamá

	2020			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	30%	60%	10%	15%	60%	25%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The table below shows the loss allowance on loans assuming each forward-looking scenario (e.g. scenario A, B and C) were weighted 100% instead of applying scenario probability weights across the three scenarios.

		December 31, 2020					December 31, 2019
	Scenario A		Scenario B		Scenario C		Scenario A		Scenario B		Scenario C
Gross Exposure
Commercial	Ps.	110,986,938	Ps.	110,986,938	Ps.	110,986,938	Ps.	98,936,699	Ps.	98,936,699	Ps.	98,936,699
Consumer		65,835,457		65,835,457		65,835,457		59,840,451		59,840,451		59,840,451
Mortgages		24,558,771		24,558,771		24,558,771		20,221,683		20,221,683		20,221,683
Microcredit		372,321		372,321		372,321		410,320		410,320		410,320
Interbank and overnight founds		4,693,678		4,693,678		4,693,678		2,718,961		2,718,961		2,718,961
Total gross exposure	Ps.	206,447,165	Ps.	206,447,165	Ps.	206,447,165	Ps.	182,128,114	Ps.	182,128,114	Ps.	182,128,114

Loss Allowance
Commercial	Ps.	5,247,205	Ps.	5,270,163	Ps.	5,321,111	Ps.	4,132,915	Ps.	4,185,268	Ps.	4,268,397
Consumer		4,884,759		4,958,046		5,072,691		3,497,424		3,540,681		3,593,770
Mortgages		519,443		552,532		584,010		340,913		346,420		356,836
Microcredit		126,561		123,609		122,413		88,461		89,720		91,071
Interbank and overnight founds		3,251		3,345		3,460		986		986		986
Total Loss Allowance	Ps.	10,781,219	Ps.	10,907,695	Ps.	11,103,685	Ps.	8,060,699	Ps.	8,163,075	Ps.	8,311,060

Proportion of Assets in Stage 2
Commercial		8.6%		8.8%		9.0%		4.2%		4.3%		4.3%
Consumer		17.9%		18.1%		18.7%		9.0%		9.2%		9.4%
Mortgages		20.2%		20.6%		21.2%		7.4%		7.9%		8.3%
Microcredit		8.2%		8.2%		8.2%		6.8%		6.8%		6.8%
Interbank and overnight founds		-%		-%		-%		-%		-%		-%

(*) See section 4.1.1.A Loan portfolio disclosure changes

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

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring typically involves using of the following data:

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
-Information of the different sectors.

III.          LGD – Loss Given Default

LGD is a measure of the likely loss in the event of a default. To estimate LGD, Grupo Aval uses information of the collateral security / guarantee which covers each individual credit, when available. In any case, Grupo Aval uses historical and forward-looking information (the same information described above in II. PD – Probability of Default - Forward-Looking Information) to estimate

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

the expected potential recovery in case of a default. The LGD is estimated in groups by type of credit, collateral security / guarantee or maturity.

IV.          EAD – Exposure at Default

EAD represents the expected exposure from a counterparty at the time of a possible default. For stage 2 Grupo Aval incorporates in the analysis of the exposure at default the probability of payments and increase in exposure during the lifetime of the credit.

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

External elements related to a significant increase in credit risk are detailed below:

●	Negative changes in external credit ratings.
●	Changes in external market variables such as credit spreads, prices of issuer’s CDS and other prices of debt instruments and equities.
●	Changes in business, economic, financial, regulatory or technological environment which can affect the payment capacity of the issuer.
●	Changes in operational results that can compromise the payment capacity of the issuer.

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

Objective evidence of impairment is the second step in making changes between stages. It is concluded that there is objective evidence of impairment if one the following situations is met:

●	The external credit rating of the issuer, issuer or counterparty is reduced to D on the Standard & Poor´s and Fitch Ratings scale or up to C on the Moody´s scale.
●	Contractual payments are not made on the established dates, terms or grace periods.
●	There is a virtual certainty of suspension of payments.
●	There is a probability that the issuer or counterparty will go into a bankruptcy process.
●	Due to financial difficulties there is no market for financial assets.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

PD value tables are available in S&P Global Ratings: “2019 Annual Sovereign Default Study and Rating Transitions” and “2019 Annual Global Corporate Default Study and Rating Transitions Study”.

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

●	If the Rating Outlook is categorized as “STABLE”, no adjustments in credit ratings are needed.
●	If the Rating Outlook is “POSITIVE”, PD will be adjusted as the average between the current PD and the applicable PD in the case credit rating improves one notch. However, this would only take place if the resulting PD is lower than the current PD.
●	If the Rating Outlook is “NEGATIVE”, PD will be adjusted as the average between the current PD and the applicable PD in the case credit rating deteriorates one notch. However, this would only take place if the resulting PD is higher than the current PD.

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

As a result of the above, for 2020 Grupo Aval’s methodology assigns the following weights for recovery rates: 52% for Sovereigns and 47% for corporates.

Further information is available and published annually by Moody’s in the “Sovereign default and recovery rates 1983-2019” and “Annual Default Study” reports.

IV.          EAD – Exposure at default

EAD represents the amount owed from a counterparty at the time of a possible default and only for securities classified at amortized cost or FVOCI. See accounting policy in Note 2 (2.5 ix).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

Loss rates are based on the experience of real credit loss during a year and the balance of accounts receivable at the cut-off date for previously defined homogeneous segments. It takes into consideration elements such as: segmentation by type of receivable account, date of analysis, definition of loss, among others. Based on the characteristics of the short-term receivable accounts, these portfolios result from operations where there are no non-linear impacts, therefore, the application of macroeconomic scenarios is not considered.

The second one is the general approach, it considers the methodologies explained above for loans and debt securities. For non-financial companies in the oil and gas sector, the loans methodology is considered, while the debt securities methodology is considered for government and other government related entities.

For more information, see Note 1.1 Other events COVID-19 impact.

Loss allowance

The table below shows the loss allowance balances as of December 31, 2020 and 2019.

	December 31, 2020
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Loan commercial portfolio	Ps.	656,830	Ps.	805,097	Ps.	3,818,479	Ps.	—	Ps.	5,280,406
Loan consumer portfolio		1,013,071		1,948,030		1,977,870		—		4,938,971
Loan mortgage portfolio		72,294		225,889		262,721		—		560,904
Loan microcredit portfolio		17,089		60,040		46,910		—		124,039
Loan interbank and overnight founds portfolio		792		—		59		—		851
Total loan portfolio	Ps.	1,760,076	Ps.	3,039,056	Ps.	6,106,039	Ps.	—	Ps.	10,905,171
Investments in debt securities at amortized cost		7,188		7		—		—		7,195
Other accounts receivable		18,136		13,548		107,471		203,902		343,057
Total loss allowance financial assets at amortized cost	Ps.	1,785,400	Ps.	3,052,611	Ps.	6,213,510	Ps.	203,902	Ps.	11,255,423

Investments in debt securities at FVOCI		96,307		179		—		—		96,486
Loan commitments and financial guarantee contracts		57,226		8,679		1,488		—		67,393
Total loss allowance	Ps.	1,938,933	Ps.	3,061,469	Ps.	6,214,998	Ps.	203,902	Ps.	11,419,302

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

	December 31, 2019
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Loan commercial portfolio	Ps.	692,037	Ps.	213,103	Ps.	3,283,248	Ps.	—	Ps.	4,188,388
Loan consumer portfolio		1,077,840		853,414		1,623,786		—		3,555,040
Loan mortgage portfolio		58,386		80,296		212,876		—		351,558
Loan microcredit portfolio		24,794		11,919		53,112		—		89,825
Loan interbank and overnight founds portfolio		81		—		905		—		986
Total loan portfolio	Ps.	1,853,138	Ps.	1,158,732	Ps.	5,173,927	Ps.	—	Ps.	8,185,797
Investments in debt securities at amortized cost		737		—		—		—		737
Other accounts receivable		13,353		13,006		86,797		173,307		286,463
Total loss allowance financial assets at amortized cost	Ps.	1,867,228	Ps.	1,171,738	Ps.	5,260,724	Ps.	173,307	Ps.	8,472,997

Investments in debt securities at FVOCI		34,080		—		—		—		34,080
Loan commitments and financial guarantee contracts		45,509		2,945		1,508		—		49,962
Total loss allowance	Ps.	1,946,817	Ps.	1,174,683	Ps.	5,262,232	Ps.	173,307	Ps.	8,557,039

(*) See section 4.1.1.A Loan portfolio disclosure changes

Loss allowance as of December 31,2020 increased in Ps. 2.862.263 mainly due to the impact of the COVID-19 pandemic in the commercial, consumer, mortgage and microcredit segments. See Note 1.1 Other events COVID-19 impact.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The table below shows for loans stage 3 individually assessed for ECL the gross amount and loss allowance balances as of December 31, 2020 and 2019.

	December 31, 2020
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	193,605	Ps.	170,588	Ps.	—
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	193,605	Ps.	170,588	Ps.	—

With recognized provision
Commercial	Ps.	6,771,799	Ps.	1,202,068	Ps.	2,810,985
Consumer		14,840		4,433		5,697
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	6,786,639	Ps.	1,206,501	Ps.	2,816,682
Totals
Commercial		6,965,404		1,372,656		2,810,985
Consumer		14,840		4,433		5,697
Repos, interbank loans portfolio		—		—		—
Total	Ps.	6,980,244	Ps.	1,377,089	Ps.	2,816,682

	December 31, 2019
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	104,435	Ps.	47,703	Ps.	—
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	104,435	Ps.	47,703	Ps.	—

With recognized provision
Commercial	Ps.	5,459,723	Ps.	771,871	Ps.	2,435,346
Consumer		3,177		832		2,238
Repos, interbank loans portfolio		338,601		—		26
Subtotal	Ps.	5,801,501	Ps.	772,703	Ps.	2,437,610
Totals
Commercial		5,564,158		819,574		2,435,346
Consumer		3,177		832		2,238
Repos, interbank loans portfolio		338,601		—		26
Total	Ps.	5,905,936	Ps.	820,406	Ps.	2,437,610

(*) See section 4.1.1.A Loan portfolio disclosure changes

The difference between the value of the loan and the guarantees disclosed on the table above corresponds to unsecured loans valued with the discounted cash flow method. When using this method, it is implied that it is possible for the customer to make future payments.

The loss allowance recognized in the period is impacted by a variety of factors, as described below:

●	Transfers between Stage 1 and Stages 2 or 3 due to financial instruments experiencing significant increases (or decreases) in credit risk or becoming credit-impaired in the period, and the consequent "step up" (or "step down") between 12-month and lifetime ECL;
●	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized in the period;
●	Impact of the measurement of ECL due to changes made to models and assumptions;
●	Discount unwind within ECL due to the passage of time, as ECL is measured on a present value basis;
●	Foreign exchange retranslations for asset denominated in foreign currencies and other movements; and
●	Financial assets derecognized during the period and write-offs of allowances related to assets than were written off during the period.

For more information, see Note 1.1 Other events COVID-19 impact.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following tables show the reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Total Loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of December 31, 2018 (2)	Ps.	1,824,874	Ps.	1,197,046	Ps.	5,174,267	Ps.	8,196,187
Transfers:
Transfer from stage 1 to stage 2		(231,472)		231,472		—		—
Transfer from stage 1 to stage 3		(132,800)		—		132,800		—
Transfer from stage 2 to stage 3		—		(567,849)		567,849		—
Transfer from stage 3 to stage 2		—		104,502		(104,502)		—
Transfer from stage 2 to stage 1		323,445		(323,445)		—		—
Transfer from stage 3 to stage 1		114,968		—		(114,968)		—
Net remeasurement of loss allowance (5)		(352,578)		632,102		3,696,083		3,975,607
New financial assets originated or purchased		659,037		119,690		203,482		982,209
Financial assets that have been derecognized		(366,590)		(241,128)		(177,357)		(785,075)
Unwind of discount (1)		280		2,155		502,002		504,437
FX and other movements		52,724		49,148		(72,493)		29,379
Write-offs		(38,750)		(44,961)		(4,633,236)		(4,716,947)
Loss allowance as of December 31, 2019 (2)	Ps.	1,853,138	Ps.	1,158,732	Ps.	5,173,927	Ps.	8,185,797
Transfers:
Transfer from stage 1 to stage 2		(747,230)		747,230		—		—
Transfer from stage 1 to stage 3		(86,240)		—		86,240		—
Transfer from stage 2 to stage 3		—		(1,121,369)		1,121,369		—
Transfer from stage 3 to stage 2		—		282,952		(282,952)		—
Transfer from stage 2 to stage 1		760,572		(760,572)		—		—
Transfer from stage 3 to stage 1		101,001		—		(101,001)		—
Net remeasurement of loss allowance (4)		163,470		2,134,128		3,330,703		5,628,301
New financial assets originated or purchased		997,855		1,338,601		597,193		2,933,649
Financial assets that have been derecognized		(1,332,641)		(658,999)		(333,365)		(2,325,005)
Unwind of discount (1)		—		—		488,862		488,862
FX and other movements		56,520		(69,694)		3,723		(9,451)
Write-offs		(6,369)		(11,953)		(3,978,660)		(3,996,982)
Loss allowance as of December 31, 2020 (3)	Ps.	1,760,076	Ps.	3,039,056	Ps.	6,106,039	Ps.	10,905,171

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)	See section 4.1.1.A Loan portfolio disclosure changes.
(3)	See Note 1.1 Other events COVID-19 impact.
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31,2019 and the loan portfolio as of December 31, 2020.

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(203,257)	Ps.	951,565	Ps.	94,477	Ps.	842,785

(5)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2019 versus parameters as of December 31,2018 and the loan portfolio as of December 31, 2019.

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	71,209	Ps.	23,388	Ps.	53,684	Ps.	148,281

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of the loan portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2018	Ps.	158,886,792	Ps.	7,721,137	Ps.	10,273,912	Ps.	176,881,841
Transfers:
Transfer from stage 1 to stage 2		(11,790,121)		11,790,121		—		—
Transfer from stage 1 to stage 3		(1,632,972)		—		1,632,972		—
Transfer from stage 2 to stage 3		—		(4,150,773)		4,150,773		—
Transfer from stage 2 to stage 1		6,281,477		(6,281,477)		—		—
Transfer from stage 3 to stage 2		—		743,373		(743,373)		—
Transfer from stage 3 to stage 1		582,523		—		(582,523)		—
New financial assets originated or purchased		122,422,192		1,039,653		3,104,714		126,566,559
Finacial assets that have been paid		(111,126,183)		(2,838,645)		(3,549,580)		(117,514,408)
Net remeasurement of amortized cost and other receivables		7,920		(534)		9,783		17,169
Write-offs		(38,750)		(44,961)		(4,633,236)		(4,716,947)
FX and other movements		613,810		78,913		201,177		893,900
Total portfolio as of December 31, 2019	Ps.	164,206,688	Ps.	8,056,807	Ps.	9,864,619	Ps.	182,128,114
Transfers:
Transfer from stage 1 to stage 2		(23,112,703)		23,112,703		—		—
Transfer from stage 1 to stage 3		(1,574,736)		—		1,574,736		—
Transfer from stage 2 to stage 3		—		(4,284,347)		4,284,347		—
Transfer from stage 2 to stage 1		5,844,035		(5,844,035)		—		—
Transfer from stage 3 to stage 2		—		686,395		(686,395)		—
Transfer from stage 3 to stage 1		296,597		—		(296,597)		—
New financial assets originated or purchased		118,071,909		8,580,252		5,293,832		131,945,993
Finacial assets that have been paid		(110,680,835)		(4,172,476)		(4,327,100)		(119,180,411)
Net remeasurement of amortized cost and other receivables		63,866		27,377		27,407		118,650
Write-offs		(6,369)		(11,953)		(3,978,660)		(3,996,982)
On business combination(1)		12,198,534		390,932		519,752		13,109,218
FX and other movements		2,182,662		46,544		93,377		2,322,583
Total portfolio as of December 31, 2020 (*)	Ps.	167,489,648	Ps.	26,588,199	Ps.	12,369,318	Ps.	206,447,165

(1)See note 35 Business combination

(*)See Note 1.1 Other events COVID-19 impact

(**) See section 4.1.1.A Loan portfolio disclosure changes.

The total loan portfolio is composed of commercial loans, consumer loans, mortgage loans, microcredit loans and interbank and overnight funds loan. The following tables show the movement in provision and gross amounts of these portfolios separately:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Commercial loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of December 31, 2018 (2)	Ps.	751,966	Ps.	211,926	Ps.	3,393,120	Ps.	4,357,012
Transfers:
Transfer from stage 1 to stage 2		(39,555)		39,555		—		—
Transfer from stage 1 to stage 3		(32,545)		—		32,545		—
Transfer from stage 2 to stage 3		—		(95,381)		95,381		—
Transfer from stage 3 to stage 2		—		20,636		(20,636)		—
Transfer from stage 2 to stage 1		43,460		(43,460)		—		—
Transfer from stage 3 to stage 1		21,431		—		(21,431)		—
Net remeasurement of loss allowance (5)		(178,010)		85,522		1,360,537		1,268,049
New financial assets originated or purchased		332,007		25,185		134,973		492,165
Financial assets that have been derecognized		(220,837)		(40,743)		(157,064)		(418,644)
Unwind of discount (1)		280		2,136		394,476		396,892
FX and other movements		16,214		8,664		(27,709)		(2,831)
Write-offs		(2,374)		(937)		(1,900,944)		(1,904,255)
Loss allowance as of December 31, 2019 (2)	Ps.	692,037	Ps.	213,103	Ps.	3,283,248	Ps.	4,188,388
Transfers:
Transfer from stage 1 to stage 2		(106,236)		106,236		—		—
Transfer from stage 1 to stage 3		(14,417)		—		14,417		—
Transfer from stage 2 to stage 3		—		(141,882)		141,882		—
Transfer from stage 3 to stage 2		—		40,930		(40,930)		—
Transfer from stage 2 to stage 1		125,920		(125,920)		—		—
Transfer from stage 3 to stage 1		21,407		—		(21,407)		—
Net remeasurement of loss allowance (4)		(53,544)		641,800		1,682,572		2,270,828
New financial assets originated or purchased		370,537		220,038		133,197		723,772
Financial assets that have been derecognized		(386,384)		(140,133)		(255,008)		(781,525)
Unwind of discount (1)		—		—		360,126		360,126
FX and other movements		9,196		(6,329)		(6,368)		(3,501)
Write-offs		(1,686)		(2,746)		(1,473,250)		(1,477,682)
Loss allowance as of December 31, 2020 (3)	Ps.	656,830	Ps.	805,097	Ps.	3,818,479	Ps.	5,280,406

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)	See section 4.1.1.A Loan portfolio disclosure changes.
(3)	See Note 1.1 Other events COVID-19 impact.
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31,2019 and the loan portfolio as of December 31, 2020.

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(68,131)	Ps.	349,266	Ps.	99,022	Ps.	380,157
(5)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2019 versus parameters as of December 31,2018 and the loan portfolio as of December 31, 2019.

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	57,078	Ps.	12,301	Ps.	36,166	Ps.	105,545

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of the commercial portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2018	Ps.	85,335,262	Ps.	1,931,245	Ps.	7,507,282	Ps.	94,773,789
Transfers:
Transfer from stage 1 to stage 2		(3,399,434)		3,399,434		—		—
Transfer from stage 1 to stage 3		(1,215,930)		—		1,215,930		—
Transfer from stage 2 to stage 3		—		(976,090)		976,090		—
Transfer from stage 2 to stage 1		1,094,712		(1,094,712)		—		—
Transfer from stage 3 to stage 2		—		165,806		(165,806)		—
Transfer from stage 3 to stage 1		251,317		—		(251,317)		—
New financial assets originated or purchased		71,920,832		568,237		1,500,142		73,989,211
Finacial assets that have been paid		(65,044,533)		(1,244,422)		(2,224,011)		(68,512,966)
Net remeasurement of amortized cost and other receivables		7,603		(23)		4,696		12,276
Write-offs		(2,374)		(937)		(1,821,926)		(1,825,237)
FX and other movements		389,944		18,609		91,073		499,626
Total portfolio as of December 31, 2019	Ps.	89,337,399	Ps.	2,767,147	Ps.	6,832,153	Ps.	98,936,699
Transfers:
Transfer from stage 1 to stage 2		(6,731,542)		6,731,542		—		—
Transfer from stage 1 to stage 3		(916,057)		—		916,057		—
Transfer from stage 2 to stage 3		—		(1,498,250)		1,498,250		—
Transfer from stage 2 to stage 1		1,322,740		(1,322,740)		—		—
Transfer from stage 3 to stage 2		—		144,864		(144,864)		—
Transfer from stage 3 to stage 1		87,300		—		(87,300)		—
New financial assets originated or purchased		71,146,401		4,795,773		2,779,550		78,721,724
Finacial assets that have been paid		(69,056,875)		(1,841,383)		(2,278,856)		(73,177,114)
Net remeasurement of amortized cost and other receivables		25,034		13,721		12,332		51,087
Write-offs		(1,686)		(2,746)		(1,473,250)		(1,477,682)
On business combination(1)		6,451,352		92,410		421,270		6,965,032
FX and other movements		962,070		(36,638)		41,760		967,192
Total portfolio as of December 31, 2020	Ps.	92,626,136	Ps.	9,843,700	Ps.	8,517,102	Ps.	110,986,938

(1)See note 35 Business combination

Among our largest impaired exposures, as of December 31, 2020, Taca International Airlines (Ps. 521.991) was provisioned at 45.40% and Empresa de Transporte Integrado de Bogotá (ETIB), with a combined exposure representing Ps. 228.183, was provisioned at 17.40%. Moreover, during the third quarter of 2020 we charged-off Concesionaria Ruta del Sol that was outstanding for Ps. 823.831, the exposure was fully impaired, since there were no expectations of recovery.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Consumer loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of December 31, 2018 (2)	Ps.	1,000,009	Ps.	891,884	Ps.	1,556,991	Ps.	3,448,884
Transfers:
Transfer from stage 1 to stage 2		(177,418)		177,418		—		—
Transfer from stage 1 to stage 3		(96,243)		—		96,243		—
Transfer from stage 2 to stage 3		—		(423,627)		423,627		—
Transfer from stage 3 to stage 2		—		73,266		(73,266)		—
Transfer from stage 2 to stage 1		248,656		(248,656)		—		—
Transfer from stage 3 to stage 1		86,614		—		(86,614)		—
Net remeasurement of loss allowance (5)		(142,986)		491,902		2,198,819		2,547,735
New financial assets originated or purchased		300,445		93,015		68,472		461,932
Financial assets that have been derecognized		(141,199)		(192,984)		(15,734)		(349,917)
Unwind of discount (1)		—		19		89,657		89,676
FX and other movements		35,705		34,982		(32,964)		37,723
Write-offs		(35,743)		(43,805)		(2,601,445)		(2,680,993)
Loss allowance as of December 31, 2019 (2)	Ps.	1,077,840	Ps.	853,414	Ps.	1,623,786	Ps.	3,555,040
Transfers:
Transfer from stage 1 to stage 2		(589,705)		589,705		—		—
Transfer from stage 1 to stage 3		(67,290)		—		67,290		—
Transfer from stage 2 to stage 3		—		(918,066)		918,066		—
Transfer from stage 3 to stage 2		—		218,402		(218,402)		—
Transfer from stage 2 to stage 1		580,707		(580,707)		—		—
Transfer from stage 3 to stage 1		54,682		—		(54,682)		—
Net remeasurement of loss allowance (4)		191,249		1,215,153		1,480,858		2,887,260
New financial assets originated or purchased		604,215		1,105,837		450,434		2,160,486
Financial assets that have been derecognized		(877,441)		(472,211)		(40,271)		(1,389,923)
Unwind of discount (1)		—		—		107,099		107,099
FX and other movements		42,967		(54,704)		12,913		1,176
Write-offs		(4,153)		(8,793)		(2,369,221)		(2,382,167)
Loss allowance as of December 31, 2020 (3)	Ps.	1,013,071	Ps.	1,948,030	Ps.	1,977,870	Ps.	4,938,971

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)	See section 4.1.1.A Loan portfolio disclosure changes.
(3)	See Note 1.1 Other events COVID-19 impact.
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31,2019 and the loan portfolio as of December 31, 2020.

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(135,158)	Ps.	500,012	Ps.	(8,650)	Ps.	356,204

(5)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2019 versus parameters as of December 31,2018 and the loan portfolio as of December 31, 2019.

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	9,044	Ps.	4,268	Ps.	(2,890)	Ps.	10,422

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of the consumer portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2018	Ps.	48,863,858	Ps.	4,377,133	Ps.	2,214,073	Ps.	55,455,064
Transfers:
Transfer from stage 1 to stage 2		(6,703,975)		6,703,975		—		—
Transfer from stage 1 to stage 3		(379,049)		—		379,049		—
Transfer from stage 2 to stage 3		—		(2,673,304)		2,673,304		—
Transfer from stage 2 to stage 1		3,978,012		(3,978,012)		—		—
Transfer from stage 3 to stage 2		—		473,269		(473,269)		—
Transfer from stage 3 to stage 1		223,248		—		(223,248)		—
New financial assets originated or purchased		44,760,635		1,068,595		1,515,569		47,344,799
Finacial assets that have been paid		(37,229,958)		(2,063,400)		(1,209,835)		(40,503,193)
Net remeasurement of amortized cost and other receivables		2,873		(144)		3,810		6,539
Write-offs		(35,743)		(43,805)		(2,601,445)		(2,680,993)
FX and other movements		75,586		43,141		99,508		218,235
Total portfolio as of December 31, 2019	Ps.	53,555,487	Ps.	3,907,448	Ps.	2,377,516	Ps.	59,840,451
Transfers:
Transfer from stage 1 to stage 2		(11,366,208)		11,366,208		—		—
Transfer from stage 1 to stage 3		(566,670)		—		566,670		—
Transfer from stage 2 to stage 3		—		(2,317,098)		2,317,098		—
Transfer from stage 2 to stage 1		3,314,200		(3,314,200)		—		—
Transfer from stage 3 to stage 2		—		433,559		(433,559)		—
Transfer from stage 3 to stage 1		125,565		—		(125,565)		—
New financial assets originated or purchased		40,576,605		3,160,656		2,382,100		46,119,361
Finacial assets that have been paid		(37,552,539)		(2,109,543)		(1,818,794)		(41,480,876)
Net remeasurement of amortized cost and other receivables		21,838		10,389		12,511		44,738
Write-offs		(4,153)		(8,793)		(2,369,906)		(2,382,852)
On business combination(1)		2,861,841		154,993		48,033		3,064,867
FX and other movements		487,555		99,107		43,106		629,768
Total portfolio as of December 31, 2020	Ps.	51,453,521	Ps.	11,382,726	Ps.	2,999,210	Ps.	65,835,457

(1)See note 35 Business combination

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Mortgage loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of December 31, 2018 (2)	Ps.	49,134	Ps.	81,265	Ps.	170,864	Ps.	301,263
Transfers:
Transfer from stage 1 to stage 2		(5,351)		5,351		—		—
Transfer from stage 1 to stage 3		(867)		—		867		—
Transfer from stage 2 to stage 3		—		(25,163)		25,163		—
Transfer from stage 3 to stage 2		—		8,061		(8,061)		—
Transfer from stage 2 to stage 1		25,475		(25,475)		—		—
Transfer from stage 3 to stage 1		5,971		—		(5,971)		—
Net remeasurement of loss allowance (5)		(27,965)		37,178		116,037		125,250
New financial assets originated or purchased		13,514		839		(25)		14,328
Financial assets that have been derecognized		(1,821)		(7,126)		(4,434)		(13,381)
Unwind of discount (1)		—		—		7,413		7,413
FX and other movements		805		5,502		(11,820)		(5,513)
Write-offs		(509)		(136)		(77,157)		(77,802)
Loss allowance balance as of December 31, 2019 (2)	Ps.	58,386	Ps.	80,296	Ps.	212,876	Ps.	351,558
Transfers:
Transfer from stage 1 to stage 2		(23,251)		23,251		—		—
Transfer from stage 1 to stage 3		(1,081)		—		1,081		—
Transfer from stage 2 to stage 3		—		(42,052)		42,052		—
Transfer from stage 3 to stage 2		—		21,817		(21,817)		—
Transfer from stage 2 to stage 1		47,117		(47,117)		—		—
Transfer from stage 3 to stage 1		24,517		—		(24,517)		—
Net remeasurement of loss allowance (4)		13,360		232,709		153,075		399,144
New financial assets originated or purchased		14,288		11,638		13,495		39,421
Financial assets that have been derecognized		(64,919)		(45,758)		(37,748)		(148,425)
Unwind of discount (1)		—		—		11,772		11,772
FX and other movements		4,357		(8,661)		(2,822)		(7,126)
Write-offs		(480)		(234)		(84,726)		(85,440)
Loss allowance as of December 31, 2020 (3)	Ps.	72,294	Ps.	225,889	Ps.	262,721	Ps.	560,904

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)	See section 4.1.1.A Loan portfolio disclosure changes.
(3)	See Note 1.1 Other events COVID-19 impact.
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31,2019 and the loan portfolio as of December 31, 2020.

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	19,653	Ps.	57,870	Ps.	4,093	Ps.	81,616

(5)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2019 versus parameters as of December 31,2018 and the loan portfolio as of December 31, 2019.

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	2,064	Ps.	5,674	Ps.	21,527	Ps.	29,265

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of the mortgage portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2018	Ps.	16,788,022	Ps.	1,386,657	Ps.	417,424	Ps.	18,592,103
Transfers:
Transfer from stage 1 to stage 2		(1,626,383)		1,626,383		—		—
Transfer from stage 1 to stage 3		(22,295)		—		22,295		—
Transfer from stage 2 to stage 3		—		(454,152)		454,152		—
Transfer from stage 2 to stage 1		1,195,200		(1,195,200)		—		—
Transfer from stage 3 to stage 2		—		99,768		(99,768)		—
Transfer from stage 3 to stage 1		106,163		—		(106,163)		—
New financial assets originated or purchased		4,402,822		77,453		45,414		4,525,689
Finacial assets that have been paid		(2,681,584)		(200,886)		(69,083)		(2,951,553)
Net remeasurement of amortized cost and other receivables		227		359		667		1,253
Write-offs		(509)		(136)		(77,157)		(77,802)
FX and other movements		104,234		17,163		10,596		131,993
Total portfolio as of December 31, 2019	Ps.	18,265,897	Ps.	1,357,409	Ps.	598,377	Ps.	20,221,683
Transfers:
Transfer from stage 1 to stage 2		(4,873,758)		4,873,758		—		—
Transfer from stage 1 to stage 3		(78,406)		—		78,406		—
Transfer from stage 2 to stage 3		—		(452,576)		452,576		—
Transfer from stage 2 to stage 1		1,192,732		(1,192,732)		—		—
Transfer from stage 3 to stage 2		—		105,422		(105,422)		—
Transfer from stage 3 to stage 1		82,870		—		(82,870)		—
New financial assets originated or purchased		3,613,740		600,116		71,195		4,285,051
Finacial assets that have been paid		(2,300,117)		(204,162)		(186,591)		(2,690,870)
Net remeasurement of amortized cost and other receivables		18,054		3,267		2,427		23,748
Write-offs		(480)		(234)		(84,041)		(84,755)
On business combination(1)		2,412,556		143,529		50,449		2,606,534
FX and other movements		204,794		(15,925)		8,511		197,380
Total portfolio as of December 31, 2020	Ps.	18,537,882	Ps.	5,217,872	Ps.	803,017	Ps.	24,558,771

(1)See note 35 Business combination

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Microcredit loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of December 31, 2018 (2)	Ps.	23,348	Ps.	11,962	Ps.	52,867	Ps.	88,177
Transfers:
Transfer from stage 1 to stage 2		(9,148)		9,148		—		—
Transfer from stage 1 to stage 3		(3,145)		—		3,145		—
Transfer from stage 2 to stage 3		—		(23,678)		23,678		—
Transfer from stage 3 to stage 2		—		2,539		(2,539)		—
Transfer from stage 2 to stage 1		5,854		(5,854)		—		—
Transfer from stage 3 to stage 1		945		—		(945)		—
Net remeasurement of loss allowance (5)		(3,610)		17,500		20,107		33,997
New financial assets originated or purchased		13,021		651		7		13,679
Financial assets that have been derecognized		(2,348)		(266)		(122)		(2,736)
Unwind of discount (1)		—		—		10,456		10,456
Write-offs		(123)		(83)		(53,542)		(53,748)
Loss allowance balance as of December 31, 2019 (2)	Ps.	24,794	Ps.	11,919	Ps.	53,112	Ps.	89,825
Transfers:
Transfer from stage 1 to stage 2		(28,038)		28,038		—		—
Transfer from stage 1 to stage 3		(3,452)		—		3,452		—
Transfer from stage 2 to stage 3		—		(19,369)		19,369		—
Transfer from stage 3 to stage 2		—		1,803		(1,803)		—
Transfer from stage 2 to stage 1		6,825		(6,825)		—		—
Transfer from stage 3 to stage 1		395		—		(395)		—
Net remeasurement of loss allowance (4)		12,346		44,439		15,103		71,888
New financial assets originated or purchased		8,099		1,088		8		9,195
Financial assets that have been derecognized		(3,830)		(873)		(338)		(5,041)
Unwind of discount (1)		—		—		9,865		9,865
Write-offs		(50)		(180)		(51,463)		(51,693)
Loss allowance as of December 31, 2020 (3)	Ps.	17,089	Ps.	60,040	Ps.	46,910	Ps.	124,039

(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)	See section 4.1.1.A Loan portfolio disclosure changes.
(3)	See Note 1.1 Other events COVID-19 impact.
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31,2019 and the loan portfolio as of December 31, 2020.

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(21,060)	Ps.	44,417	Ps.	12	Ps.	23,369

(5)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2019 versus parameters as of December 31,2018 and the loan portfolio as of December 31, 2019.

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	1,207	Ps.	(188)	Ps.	(531)	Ps.	488

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of the microcredit portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2018	Ps.	344,722	Ps.	25,374	Ps.	55,601	Ps.	425,697
Transfers:
Transfer from stage 1 to stage 2		(60,329)		60,329		—		—
Transfer from stage 1 to stage 3		(15,698)		—		15,698		—
Transfer from stage 2 to stage 3		—		(47,227)		47,227		—
Transfer from stage 2 to stage 1		13,553		(13,553)		—		—
Transfer from stage 3 to stage 2		—		4,530		(4,530)		—
Transfer from stage 3 to stage 1		1,795		—		(1,795)		—
New financial assets originated or purchased		304,306		2,968		43,589		350,863
Finacial assets that have been paid		(258,304)		(7,537)		(46,651)		(312,492)
Write-offs		(123)		(83)		(53,542)		(53,748)
Total portfolio as of December 31, 2019	Ps.	329,922	Ps.	24,801	Ps.	55,597	Ps.	410,320
Transfers:
Transfer from stage 1 to stage 2		(141,195)		141,195		—		—
Transfer from stage 1 to stage 3		(13,603)		—		13,603		—
Transfer from stage 2 to stage 3		—		(16,423)		16,423		—
Transfer from stage 2 to stage 1		14,363		(14,363)		—		—
Transfer from stage 3 to stage 2		—		2,550		(2,550)		—
Transfer from stage 3 to stage 1		862		—		(862)		—
New financial assets originated or purchased		145,350		23,707		60,987		230,044
Finacial assets that have been paid		(157,075)		(17,386)		(41,884)		(216,345)
Net remeasurement of amortized cost and other receivables		(4)		—		(1)		(5)
Write-offs		(50)		(180)		(51,463)		(51,693)
Total portfolio as of December 31, 2020	Ps.	178,570	Ps.	143,901	Ps.	49,850	Ps.	372,321

Interbank and overnight funds

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2018 (1)	Ps.	417	Ps.	9	Ps.	425	Ps.	851
Transfers:
Transfer from stage 3 to stage 1		7		—		(7)		—
Net remeasurement of loss allowance (4)		(7)		—		583		576
New financial assets originated or purchased		50		—		55		105
Financial assets that have been derecognized		(385)		(9)		(3)		(397)
Write-offs		(1)		—		(148)		(149)
Loss allowance balance as of December 31, 2019 (1)	Ps.	81	Ps.	—	Ps.	905	Ps.	986
Transfers:
Transfer from stage 2 to stage 1		3		(3)		—		—
Net remeasurement of loss allowance (3)		59		27		(905)		(819)
New financial assets originated or purchased		716		—		59		775
Financial assets that have been derecognized		(67)		(24)		—		(91)
Loss allowance as of December 31, 2020 (2)	Ps.	792	Ps.	—	Ps.	59	Ps.	851

(1)     See section 4.1.1.A Loan portfolio disclosure changes.

(2)	See Note 1.1 Other events COVID-19 impact.
(3)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31,2019 and the loan portfolio as of December 31, 2020.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	1,439	Ps.	—	Ps.	—	Ps.	1,439

(4)	This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2019 versus parameters as of December 31,2018 and the loan portfolio as of December 31, 2019.

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	48	Ps.	—	Ps.	—	Ps.	48

The following table further explains changes in the gross carrying amount of the financial lease portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2018	Ps.	7,554,928	Ps.	728	Ps.	79,532	Ps.	7,635,188
Transfers:
New financial assets originated or purchased		1,033,597		(677,600)		—		355,997
Finacial assets that have been paid		(5,911,804)		677,600		—		(5,234,204)
Net remeasurement of amortized cost and other receivables		(2,783)		(726)		610		(2,899)
Write-offs		(1)		—		(79,166)		(79,167)
FX and other movements		44,046		—		—		44,046
Total portfolio as of December 31, 2019	Ps.	2,717,983	Ps.	2	Ps.	976	Ps.	2,718,961
Transfers:
New financial assets originated or purchased		2,589,813		—		—		2,589,813
Finacial assets that have been paid		(1,614,229)		(2)		(975)		(1,615,206)
Net remeasurement of amortized cost and other receivables		(1,056)		—		138		(918)
On business combination(1)		472,785		—		—		472,785
FX and other movements		528,243		—		—		528,243
Total portfolio as of December 31, 2020	Ps.	4,693,539	Ps.	—	Ps.	139	Ps.	4,693,678

(1)See note 35 Business combination

(**) See section 4.1.1.A Loan portfolio disclosure changes.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Investments in debt securities at FVOCI

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2018	Ps.	20,757	Ps.	31,980	Ps.	46,280	Ps.	99,017
Net remeasurement of loss allowance (2)		(7,696)		(3,564)		(55)		(11,315)
New financial assets originated or purchased		34,575		—		—		34,575
Financial assets that have been derecognized		(3,729)		(27,440)		(45,602)		(76,771)
FX and other movements		(9,827)		(976)		(623)		(11,426)
Loss allowance as of December 31, 2019	Ps.	34,080	Ps.	—	Ps.	—	Ps.	34,080
Transfer from stage 1 to stage 2		(298)		298		—		—
Net remeasurement of loss allowance (1)		16,391		50		—		16,441
New financial assets originated or purchased		64,764		—		—		64,764
Financial assets that have been derecognized		(12,954)		(179)		—		(13,133)
FX and other movements		(5,676)		10		—		(5,666)
Loss allowance as of December 31, 2020	Ps.	96,307	Ps.	179	Ps.	—	Ps.	96,486

(1)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31, 2019 and the loan portfolio as of December 31, 2020.

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	4,781	Ps.	35	Ps.	—	Ps.	4,816

(2)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2019 versus parameters as of December 31, 2018 and the loan portfolio as of December 31, 2019.

December 31, 2019
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(1,709)	Ps.	—	Ps.	—	Ps.	(1,709)

Investments in debt securities at amortized cost

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2018	Ps.	71	Ps.	—	Ps.	—	Ps.	71
Net remeasurement of loss allowance (2)		(615)		—		—		(615)
New financial assets originated or purchased		1,353		—		—		1,353
Financial assets that have been derecognized		(64)		—		—		(64)
FX and other movements		(8)		—		—		(8)
Loss allowance as of December 31, 2019	Ps.	737	Ps.	—	Ps.	—	Ps.	737
Net remeasurement of loss allowance (1)		(755)		—		—		(755)
New financial assets originated or purchased		9,023		8		—		9,031
Financial assets that have been derecognized		(1,583)		—		—		(1,583)
FX and other movements		(234)		(1)		—		(235)
Loss allowance as of December 31, 2020	Ps.	7,188	Ps.	7	Ps.	—	Ps.	7,195

(1)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31,2019 and the loan portfolio as of December 31,2020.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	215	Ps.	—	Ps.	—	Ps.	215

(2)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2019 versus parameters as of December 31,2018 and the loan portfolio as of December 31,2019.

December 31, 2019
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	211	Ps.	—	Ps.	—	Ps.	211

Other accounts receivable

General approach

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of December 31, 2018	Ps.	19,700	Ps.	11,561	Ps.	66,327	Ps.	97,588
Transfers stages
Transfer from Stage 1 to Stage 3		(19,176)		—		19,176		—
Transfer from Stage 2 to Stage 3		—		(754)		754		—
Net remeasurement of loss allowance		8,062		4,160		28,041		40,263
FX and other movements		(21)		(6)		(23)		(50)
Approach change		8,996		(1,421)		(10,170)		(2,595)
Write-offs		(4,208)		(534)		(17,308)		(22,050)
Loss allowance as of December 31, 2019	Ps.	13,353	Ps.	13,006	Ps.	86,797	Ps.	113,156
Transfers stages
Net remeasurement of loss allowance		4,901		1,010		33,833		39,744
FX and other movements		107		(468)		60		(301)
Write-offs		(225)		—		(13,219)		(13,444)
Loss allowance as of December 31, 2020	Ps.	18,136	Ps.	13,548	Ps.	107,471	Ps.	139,155

Simplified approach

	Loss allowance
Loss allowance as of December 31, 2018	Ps.	159,303
Entity deconsolidation		(56)
Provision charged to profit or loss		35,506
Recovery of partial payments from the clients		(11,129)
Write-offs		(13,097)
Approach change		185
Exchange gains (losses) in foreign currency		2,595
Loss allowance as of December 31, 2019	Ps.	173,307
On business combination		217
Provision charged to profit or loss		45,757
Recovery of partial payments from the clients		(9,144)
Write-offs		(6,256)
Exchange gains (losses) in foreign currency		21
Loss allowance as of December 31, 2020	Ps.	203,902

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Loan commitments and financial guarantee contracts

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of December 31, 2018	Ps.	40,715	Ps.	14,358	Ps.	4,355	Ps.	59,428
Transfers:
Transfer from stage 1 to stage 2		(529)		529		—		—
Transfer from stage 1 to stage 3		(172)		—		172		—
Transfer from stage 2 to stage 3		—		(173)		173		—
Transfer from stage 2 to stage 1		8,116		(8,116)		—		—
Transfer from stage 3 to stage 1		3,582		—		(3,582)		—
Net remeasurement of loss allowance		(29,069)		(4,528)		(238)		(33,835)
New loan commitments and financial guarantees issued		22,613		875		627		24,115
FX and other movements		253		—		1		254
Loss allowance as of December 31, 2019	Ps.	45,509	Ps.	2,945	Ps.	1,508	Ps.	49,962
Transfers:
Transfer from stage 1 to stage 2		(1,879)		1,879		—		—
Transfer from stage 1 to stage 3		(417)		—		417		—
Transfer from stage 2 to stage 3		—		(178)		178		—
Transfer from stage 3 to stage 2		—		55		(55)		—
Transfer from stage 2 to stage 1		1,784		(1,784)		—		—
Transfer from stage 3 to stage 1		1		—		(1)		—
Net remeasurement of loss allowance		(1,230)		3,025		(587)		1,208
New loan commitments and financial guarantees issued		12,582		2,737		(8)		15,311
FX and other movements		876		—		36		912
Loss allowance as of December 31, 2020	Ps.	57,226	Ps.	8,679	Ps.	1,488	Ps.	67,393

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

In BAC, within its regional credit risk policy, were established a series of indicators focused on monitoring the structure, concentration and quality of the portfolio. These indicators are monitored monthly at the regional level, depending on how close they are to the limits established internally and those established by the regulators. This monitoring is carried out by means of a limit range measurement.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Some of the most relevant indicators that are established in the policy, with their respective upper limits are:

●	Concentration indicator that measures the concentration of the economic groups with the highest balance (top20), should not exceed 60% of the portfolio.
●	Concentration indicator that establishes that the concentration of the portfolio with the highest balance in the subsector should not exceed 80% of the subsidiary's equity.
●	Quality of the portfolio that establishes that impaired loans should not exceed 5% of the portfolio.
●	Quality of the portfolio in relation to the past due 30 days should not exceed 3.95%.
●	Indicator that measures the proximity to the regulatory limit of each subsidiary. The indicator cannot reach 95% of the regulatory limit.

At the Central American level, the limits established by regulators vary from one country to another; in Guatemala 30% for greater exposure per group and 15% for greater exposure by related parties; in Honduras 20% for greater exposure per group and 30% for greater exposure per related parties; in El Salvador, 15% for greater exposure per group and 5% for greater exposure by related parties; in Nicaragua, Costa Rica and Panamá for any type of exposure the limits are 30%, 20% and 25%, respectively. At the regional level, the group established as prudential limits of exposure per Economic Interest Group at a consolidated level at 7.5% without guarantee and 15% with mortgage guarantee.

Concentration by sector

Below is the credit portfolio distribution of Grupo Aval by economic sector as of December 31, 2020 and 2019:

Sector	December 31, 2020%			December 31, 2019%
Consumer services	Ps.	96,436,401	47%	Ps.	84,790,144	47%
Commercial services		45,363,824	22%		37,925,996	21%
Construction		13,723,891	7%		11,550,042	6%
Food, beverage and tobacco		9,765,741	5%		8,941,375	5%
Transportation and communications		7,300,885	4%		6,504,746	4%
Public services		5,628,741	3%		5,470,918	3%
Chemical production		5,867,117	3%		5,847,362	3%
Other industrial and manufacturing products		5,936,370	3%		5,309,003	3%
Agricultural		5,375,932	3%		4,563,455	2%
Government		4,972,124	2%		4,905,685	3%
Trade and tourism		2,893,042	1%		2,475,550	1%
Mining products and oil		941,577	0%		1,520,420	1%
Other		2,241,520	1%		2,323,418	1%
Total of each economic sector	Ps.	206,447,165	100%	Ps.	182,128,114	100%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Concentration by location

The detail of credit risk at the level of Grupo Aval in the different geographic areas determined according to the domicile of the debtor, without taking into consideration loan loss provisions as of December 31, 2020 and 2019 is as follows:

December 31, 2020	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	71,979,346	Ps.	42,601,861	Ps.	10,160,351	Ps.	372,321	Ps.	2,394,473	Ps.	127,508,352
Costa Rica		6,210,008		5,288,997		4,871,091		—		694,011		17,064,107
Panamá (1)		11,977,381		8,769,794		5,044,917		—		969,690		26,761,782
Guatemala		6,737,861		2,980,836		1,980,096		—		331,361		12,030,154
Honduras		4,198,906		2,520,708		1,082,213		—		62,244		7,864,071
El Salvador		2,825,146		2,875,819		1,045,839		—		131,648		6,878,452
United States		4,345,185		—		—		—		—		4,345,185
Nicaragua		1,764,773		797,128		374,264		—		22,022		2,958,187
Other countries		948,332		314		—		—		88,229		1,036,875
Total gross loan portfolio	Ps.	110,986,938	Ps.	65,835,457	Ps.	24,558,771	Ps.	372,321	Ps.	4,693,678	Ps.	206,447,165

(1)See note 35 Business combination

December 31, 2019	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	69,216,768	Ps.	39,462,680	Ps.	9,108,446	Ps.	410,320	Ps.	1,256,876	Ps.	119,455,090
Costa Rica		5,560,443		5,620,314		4,525,877		—		174,952		15,881,586
Panamá		5,427,685		5,900,418		2,444,897		—		57,730		13,830,730
Guatemala		6,095,603		2,881,174		1,805,626		—		130,989		10,913,392
Honduras		3,557,046		2,322,700		964,977		—		276,763		7,121,486
El Salvador		2,378,050		2,778,912		978,368		—		117,168		6,252,498
United States		4,375,717		13		—		—		477,438		4,853,168
Nicaragua		1,609,865		873,900		393,492		—		186,763		3,064,020
Other countries		715,522		340		—		—		40,282		756,144
Total gross loan portfolio	Ps.	98,936,699	Ps.	59,840,451	Ps.	20,221,683	Ps.	410,320	Ps.	2,718,961	Ps.	182,128,114

(*) See section 4.1.1.A Loan portfolio disclosure changes.

Concentration by currency

The classification of loan portfolio by type of currency is as follows:

December 31, 2020	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	67,436,479	Ps.	43,550,459	Ps.	110,986,938
Consumer		42,561,676		23,273,781		65,835,457
Residential mortgage		10,160,198		14,398,573		24,558,771
Microcredit		372,321		—		372,321
Interbank and overnight funds		2,052,909		2,640,769		4,693,678
Total gross loan portfolio	Ps.	122,583,583	Ps.	83,863,582	Ps.	206,447,165

December 31, 2019	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	63,686,320		35,250,379	Ps.	98,936,699
Consumer		39,402,695		20,437,756		59,840,451
Residential mortgage		9,108,272		11,113,411		20,221,683
Microcredit		410,320		—		410,320
Interbank and overnight funds		424,079		2,294,882		2,718,961
Total gross loan portfolio	Ps.	113,031,686	Ps.	69,096,428	Ps.	182,128,114

(*) See section 4.1.1.A Loan portfolio disclosure changes.

The loan portfolio in foreign currency represents 40.6% of the total portfolio, equivalent to US$ 24,432..

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Investment debt securities

Grupo Aval entities monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of credit risk from investment securities is shown below.

Concentration by sector

Trading debt securities (see note 8.1)

The balance of financial assets in investments in trading debt securities includes the following as of December 31 2020 and 2019:

	December 31,		December 31,
	2020		2019
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	2,778,391	Ps.	2,424,033
Securities issued or secured by other Colombian Government entities		187,295		175,794
Securities issued or secured by other financial entities		1,339,848		1,402,094
Securities issued or secured by non-financial sector entities		24,975		33,942
Others		32,559		31,143
	Ps.	4,363,068	Ps.	4,067,006

In foreign currency
Securities issued or secured by Colombian Government		53,588		1,727
Securities issued or secured by foreign Governments		201,312		139,534
Securities issued or secured by central banks		—		13,966
Securities issued or secured by other financial entities		162,970		448,328
Others		55		2,552
	Ps.	417,925	Ps.	606,107
Total trading debt securities	Ps.	4,780,993	Ps.	4,673,113

Investments in debt securities mandatorily at FVTPL (see note 9.1)

The balance of financial assets in investments in debt securities mandatorily at FVTPL includes the following as of December 31 2020 and 2019:

	December 31,		December 31,
	2020		2019
In Colombian Pesos
Others		7,385		10,102
Total debt securities mandatorily at FVTPL	Ps.	7,385	Ps.	10,102

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Investments in debt securities at FVOCI

The balance of financial assets in investments in debt securities at FVOCI includes the following as of December 31, 2020 and 2019:

	December 31,		December 31,
	2020		2019
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	11,130,893	Ps.	9,834,271
Securities issued or secured by other Colombian Government entities		285,699		260,213
Securities issued or secured by other financial entities		476,499		495,863
Securities issued or secured by non-financial sector entities		25,752		25,733
Others		49,850		50,690
	Ps.	11,968,693	Ps.	10,666,770
In foreign currency
Securities issued or secured by Colombian Government		1,716,306		1,809,671
Securities issued or secured by other Colombian Government entities		175,374		205,465
Securities issued or secured by foreign Governments		9,663,324		4,997,430
Securities issued or secured by central banks		1,862,922		970,095
Securities issued or secured by other financial entities		2,435,933		2,559,062
Securities issued or secured by non-financial sector entities		23,818		9,107
Others		1,119,986		391,392
	Ps.	16,997,663	Ps.	10,942,222
Total debt securities at FVOCI	Ps.	28,966,356	Ps.	21,608,992

Investments in debt securities at amortized cost

The balance of financial assets in investments in debt securities at amortized cost includes the following as of December 31 2020 and 2019:

		December 31,		December 31,
		2020		2019
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	1,674,180	Ps.	—
Securities issued or secured by other Colombian Government entities		3,378,438		3,029,802
Securities issued or secured by other financial entities		—		1,017
	Ps.	5,052,618	Ps.	3,030,819
In foreign currency
Securities issued or secured by foreign Governments		34,747		23,043
Securities issued or secured by other financial entities		300,898		—
Others		191,866		—
	Ps.	527,510	Ps.	23,043
Total investments in debt securities at amortized cost	Ps.	5,580,128	Ps.	3,053,862

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Concentration by location

	As of December 31,
	2020		2019
Colombia	Ps.	23,771,178	Ps.	20,026,227
Costa Rica		3,411,413		3,006,686
USA		2,851,200		1,883,400
Panamá		2,762,019		1,211,680
Guatemala		1,899,509		1,311,695
Honduras		1,159,345		621,311
El Salvador		919,211		274,323
Nicaragua		917,257		79,300
Brazil		555,091		417,223
Peru		320,468		192,845
Mexico		280,492		74,591
Chile		239,432		146,093
Multilateral – Bladex (Foreign Trade Bank of Latin America)		118,902		89,529
Multilateral – Andean Development Corporation		66,860		—
Alemania		34,329		—
Multilateral – Inter-American Corporation for the Financing of Infrastructure		21,194		—
Multilateral – Central American Bank for Economic Integration		6,937		6,642
Barbados		25		4,524
Total investments	Ps.	39,334,862	Ps.	29,346,069

Concentration by Sovereign Risk

As a general rule, Grupo Aval considers sovereign risk to be the risk assumed in deposits with Central Banks (including the mandatory deposits), investments in debt issues of a Government. In addition, the risk arising from transactions with public sector entities that have the following features: their funds are obtained only from fiscal income, they are legally recognized as entities directly included in the government sector, and their activities are of a non-commercial nature.

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

As of December 31, 2020, and 2019, the investment portfolio of financial assets in debt instruments is comprised mainly of securities issued and guaranteed by entities of the Republic of Colombia, which represent 54.35% and 60.45%, respectively of the total portfolio.

Below is the detail of Grupo Aval’s sovereign debt portfolio issued by Central Governments per country:

	December 31, 2020			December 31, 2019
			%			%
Investment grade (1)
Colombia	Ps.	17,353,357	63.68%	Ps.	14,069,704	73.17%
Panamá		994,002	3.65%		770,854	4.01%
Mexico		38,381	0.14%		—	—%
United States of America		2,465,185	9.05%		167,743	0.87%
Chile		28,371	0.10%		33,743	0.18%
	Ps.	20,879,296	76.61%	Ps.	15,042,044	78.22%
Speculative (2)
Barbados		25	0.00%		4,524	0.02%
Costa Rica		3,329,871	12.22%		2,817,392	14.65%
Honduras		1,098,432	4.03%		403,813	2.10%
Guatemala		1,010,075	3.71%		645,802	3.36%
El Salvador		849,082	3.12%		236,837	1.23%
Nicaragua		85,958	0.32%		79,300	0.41%
	Ps.	6,373,443	23.39%	Ps.	4,187,668	21.78%
	Ps.	27,252,739	100.00%	Ps.	19,229,712	100.00%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Below is the detail of Grupo Aval’s debt portfolio issued by Central Banks:

	December 31, 2020				December 31, 2019
			%			%
Investment Grade (1)
Panamá	Ps.	196,524	10.55%	Ps.	—	—%
	Ps.	196,524	10.55%	Ps.	—	—%
Speculative (2)
Guatemala	Ps.	810,158	43.49%	Ps.	623,656	63.38%
Costa Rica		30,906	1.66%		167,379	17.01%
Honduras		—	—%		193,026	19.62%
Nicaragua		825,334	44.30%		—	—%
	Ps.	1,666,398	89.45%	Ps.	984,061	100.00%
Total sovereign risk	Ps.	28,919,137	100.00%	Ps.	20,213,773	100.00%

(1)	Investment grade includes the risk rating of Fitch Ratings Colombia S.A o F1+ to F3, BRC of Colombia from BRC 1+ to BRC 3 and Standard & Poor’s from AAA to BBB-.
(2)	Speculative or non-investment grade level includes the risk rating of Fitch Ratings Colombia S.A. from B to E, BRC de Colombia from BRC 4 to BRC 6 and Standard & Poor’s from BB+ to D.

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

The following is the balance of restructured loans as of December 31, 2020 and 2019:

Restructured loans	December 31, 2020*		December 31, 2019
Local currency	Ps.	2,345,417	Ps.	2,611,573
Foreign currency		4,807,728		1,779,598
Total restructured	Ps.	7,153,145	Ps.	4,391,171

(*) As of December 2020, the balance of restructured loans includes loans that received COVID 19 related reliefs, which according to their features were considered restructurings. See more detail in note 1.1. Other business "Clients credit reliefs".

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

During the years ended December 31, 2020 and 2019, the following is the total of foreclosed assets received and sold during such periods:

	December 31, 2020		December 31, 2019
Foreclosed assets received	Ps.	84,535	Ps.	297,481
Foreclosed assets sold		224,310		133,512

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

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of December 31, 2020 and 2019.

Loan commitments and financial guarantee contracts

	December 31, 2020		December 31, 2019
	Notional amount		Notional amount
Guarantees	Ps.	4,185,261	Ps.	3,341,641
Unused letters of credit		1,488,505		1,133,385
Unused limits of overdrafts		923,257		67,126
Unused credit card limits		23,931,872		23,125,249
Other		6,623,515		4,487,203
Total	Ps.	37,152,410	Ps.	32,154,604

The following is the detail of the credit commitments by type of currency:

	December 31, 2020		December 31, 2019
Colombian Pesos	Ps.	18,870,877	Ps.	14,914,209
U.S. dollars		17,823,788		13,750,968
Euro		246,520		3,292,845
Other		211,225		196,582
Total	Ps.	37,152,410	Ps.	32,154,604

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

4.1.10          Offset of financial assets and financial liabilities

The disclosures set out in the following tables include financial assets and financial liabilities that:

●	are offset in the Group’s statement of financial position; or
●	are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

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

Grupo Aval receives and gives collateral in the form of cash and marketable securities in respect of the following transactions:

●	Derivatives; and
●	Sale-and-repurchase, and reverse sale-and-repurchase agreements.

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

The gross amounts of financial assets and financial liabilities and their net amounts disclosed in the above tables have been measured in the statement of financial position on the following bases:

●	Derivative assets and liabilities – fair value;
●	Assets and liabilities resulting from sale-and-repurchase agreements, reverse sale-and repurchase agreements and securities lending and borrowing – amortized cost;

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following is the detail of the financial instruments subject to offset contractually required as of December 31, 2020 and 2019:

December 31, 2020

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Statement of Financial Position
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Statement of Financial Position		Statement of Financial Position		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	1,290,144	Ps.	—	Ps.	1,290,144	Ps.	(232,569)	Ps.	(109,388)	Ps.	948,187
Repurchase agreements		1,892,136		—		1,892,136		(1,642,412)		(439,722)		(189,998)
Total	Ps.	3,182,280	Ps.	—	Ps.	3,182,280	Ps.	(1,874,981)	Ps.	(549,110)	Ps.	758,189

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Statement of Financial Position
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Statement of Financial Position		Statement of Financial Position		Instruments		Received		Exposure
Offsetting liabilities
Derivatives	Ps.	1,509,201	Ps.	—	Ps.	1,509,201	Ps.	(103,784)	Ps.	(119,566)	Ps.	1,285,851
Repurchase agreements		6,191,191		—		6,191,191		(8,004,888)		—		(1,813,697)
Total	Ps.	7,700,392	Ps.	—	Ps.	7,700,392	Ps.	(8,108,672)	Ps.	(119,566)	Ps.	(527,846)

December 31, 2019

	Gross		GrossAmounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offsetin the Consolidated Statement of Financial Position
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Statement of Financial Position		Statement of Financial Position		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	1,084,032	Ps.	—	Ps.	1,084,032	Ps.	(314,891)	Ps.	(42,157)	Ps.	726,984
Repurchase agreements		401,464		—		401,464		(319,748)		—		81,716
Total	Ps.	1,485,496	Ps.	—	Ps.	1,485,496	Ps.	(634,639)	Ps.	(42,157)	Ps.	808,700

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offsetin the Consolidated Statement of Financial Position
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Statement of Financial Position		Statement of Financial Position		Instruments		Received		Exposure
Offsetting liabilities
Derivatives	Ps.	1,056,736	Ps.	—	Ps.	1,056,736	Ps.	(28,587)	Ps.	(80,775)	Ps.	947,374
Repurchase agreements		7,458,662		—		7,458,662		(7,607,482)		—		(148,820)
Total	Ps.	8,515,398	Ps.	—	Ps.	8,515,398	Ps.	(7,636,069)	Ps.	(80,775)	Ps.	798,554

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

4.2          Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in losses in a position or in the portfolio.

Grupo Aval´s financial subsidiaries (namely Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, LB Panamá’s subsidiaries, Corficolombiana, AFP Porvenir and the trust companies (Fiduciarias) of the financial subsidiaries) actively participate in money markets, foreign exchange markets and capital markets, for both of their books (for balance sheet risk management and trading) and to provide financial services to their customers. This is done subject to established policies and risk limits. In that regard, they hold financial asset portfolios within the allowed limits and risk levels.

Market risk arises from the positions of Grupo Aval´s financial subsidiaries in debt securities investment portfolios, derivatives and equity instruments. These risks are created by changes in factors such as interest rates, inflation, foreign currency exchange rates, share prices, credit margins of instruments and their volatility, as well as the liquidity in the markets where Grupo Aval operates.

Our business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The risk management groups and our business unit management ensure that these risks are measured and closely monitored. A variety of limits and controls are designed to manage price and liquidity risk. Market risk is monitored through various mechanisms such as: statistically analysis (using Value-at-Risk models and related analytical measures), risk factor sensitivity analysis, and routine stress testing, conducted in collaboration with the business units by the Market Risk Unit. The material risks identified by these processes are summarized in reports produced by the Market Risk Unit that are circulated to, and discussed with, senior management.

4.2.1          Trading Book Risk

Grupo Aval´s financial subsidiaries trade financial instruments for various reasons, mainly:

●	To offer products tailored to specific customer needs. Some of these products are designed to hedge the financial risks of customers.
●	To take advantage of arbitrage opportunities among different yield curves, assets and markets, obtaining returns with an adequate use of capital.
●	To hedge asset and liability risk positions on proprietary positions, to act on behalf of customers or to take advantage of arbitrage opportunities mainly in foreign exchange and interest rates in both local and foreign markets.

In carrying out these operations, Grupo Aval´s financial subsidiaries take risks, within predetermined limits. These risks are mitigated with the use of derivative products and other financial instruments within limits that are permanently monitored by risk.

The following is a breakdown of Grupo Aval’s financial assets and liabilities exposed to trading risk held at December 31, 2020 and 2019.

Account	December 31, 2020		December 31, 2019
Financial assets
Debt financial assets
Trading	Ps.	4,780,993	Ps.	4,673,113
Investments in debt securities at FVTPL		7,385		10,102
Investments in debt securities at FVOCI		28,966,356		21,608,992
Total debt securities	Ps.	33,754,734	Ps.	26,292,207
Derivative assets instruments	Ps.	1,133,924	Ps.	917,434
Hedging derivatives assets		156,220		166,598
		1,290,144		1,084,032
Total financial assets	Ps.	35,044,878	Ps.	27,376,239
Liabilities
Derivative liabilities instruments		1,452,574		962,438
Hedging derivatives liabilities		56,627		94,298
Total financial liabilities		1,509,201		1,056,736
Net position	Ps.	33,535,677	Ps.	26,319,503

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

4.2.2          Description of Objectives, Policies and Processes to Manage Trading Risk

Our financial subsidiaries participate in money markets, foreign exchange markets and capital markets to meet their needs and those of their customers, subject to established policies and risk levels. In this respect, they manage different portfolios of financial assets within the limits and risk levels allowed.

The risks assumed by Grupo Aval´s financial subsidiaries in transactions related to the trading or treasury book are consistent with the overall trading strategy, considering the market depth for each instrument, its impact on risk-weighted assets and regulatory capital, the profit budget established for each business unit, and the balance sheet structure.

Trading strategies are established on the basis of approved limits, in an effort to balance the risk / return relationship. Moreover, there is a structure of limits consistent with Grupo Aval’s general philosophy and is based on capital levels, earnings performance and risk appetite.

The Market Risk Management System (SARM in Spanish) allows Grupo Aval´s financial subsidiaries to identify, measure, control and monitor the market risk they are exposed to in carrying out their operations.

There are several scenarios in which Grupo Aval´s financial subsidiaries are exposed to trading risks.

●	Interest Rate Risk

Grupo Aval’s financial subsidiaries are exposed to interest rate risk as a result of its market-making activities and proprietary trading in interest rate sensitive financial instruments (e.g., risk arising from changes in the level or implied volatility of interest rates, the timing of mortgage prepayments, the shape of the yield curve and credit spreads for credit sensitive instruments). This risk includes the risk of repricing of floating rates. Additionally, as part of the interest rate risk management, asset and liability management committees have been established to monitor the execution of these strategies.

●	Foreign Exchange Risk

Grupo Aval’s financial subsidiary’s portfolios are exposed to foreign exchange rate and implied volatility risk as a result of market making negotiation in foreign currencies and from maintaining foreign exchange positions.

●	Equity Price Risk and Mutual Fund Risk

Grupo Aval´s financial subsidiaries are exposed to equity price risk in specific investments and are exposed to mutual fund risk in short term investments in money market or mutual funds.

4.2.2.1          Risk Management

Grupo Aval financial subsidiaries manage their trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging through the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, swaps and options). The financial subsidiaries manage their market risk associated with its trading activities on a decentralized basis. Our corporate risk unit supervises the level of risk taken in order to ensure that its global exposure limits are observed.

Senior management and the boards of directors of our banks and their financial subsidiaries play an active role in managing and controlling market risk. They do so by analyzing established reports and through committees that comprehensively monitor - both technically and fundamentally - the different variables that influence domestic and foreign markets. This process is intended to support strategic trading and portfolio decisions.

Analyzing and monitoring the market risks that Grupo Aval´s financial subsidiaries take in their operations is essential for decision making and to assess potential effects on their financial position. An ongoing analysis of macroeconomic conditions is necessary in order to achieve an ideal combination of market risk, return and liquidity.

The risks assumed in financial operations are reflected in a limit structure that includes different types of instruments, specific trading strategies, the market depth in which Grupo Aval´s financial subsidiaries operate, the impact on risk-weighted assets and regulatory

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

capital, as well as the balance sheet structure. These limits are monitored daily and reported regularly to the Board of Directors of Grupo Aval´s financial subsidiaries.

In order to minimize interest rate and exchange rate risks in specific positions and transactions, Grupo Aval´s financial subsidiaries manage hedging strategies by taking positions in derivative instruments such as non-deliverable forwards (NDF) related to securities, money market transactions and foreign exchange forwards.

4.2.2.2          Methods Used to Measure Trading Risk

The Market Risk areas independently reviews the Company’s trading portfolios on a regular basis from a market risk perspective utilizing VaR (internal and regulatory models) and other quantitative and qualitative risk measures and analyses. Each trading business and the market risk areas also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by our risk and trading areas. Reports summarizing material risk exposures are produced by the market risk areas and are provided to senior management.

The Boards of Directors and the Risk Committees of Grupo Aval´s financial subsidiaries approve a framework of limits based on the value-at-risk related to the annual budget.

Regulatory VaR (regulatory calculation)

The Regulatory VaR calculation is primarily used for the Superintendency of Finance’s solvency ratio calculations. Each bank has standard models for capital purposes; however, they also maintain internal models in order to manage their day to day risk and profit decisions.

The Superintendency of Finance methodology is based on the Basel II model. This model applies only to the financial subsidiaries’ investment portfolio and excludes investments not classified as trading. Total market risk is calculated on a daily basis by aggregating the VaR for each risk exposure category on a ten-day horizon, based on risk factors calculated under extreme market stress scenarios. VaR at month-end is part of the capital adequacy ratio calculation (as set forth in Decree 2555 of 2010). The Superintendency of Finance’s rules require the financial subsidiaries to calculate VaR for the following risk factors: interest rate risk, foreign exchange rate risk, equity price risk and fund risk. Correlations between risk factors are not considered. The fluctuations in the portfolio’s VaR depend on sensitivity factors determined by the Superintendency of Finance, modified duration and changes in balances outstanding. The ten-day horizon is defined as the average time in which an entity could sell a trading position in the market.

The VaR  calculation includes all the portfolios of the entities and their financial subsidiaries and is estimated under the methodology defined by the Superintendency of Finance of Colombia.

These methods are used to determine the occurrence of potential losses among the different business units. The methods also allow comparisons of activities in different markets and identification of the riskiest positions in treasury activities. These tools are also used to determine limits on traders’ positions and to promptly review positions and trading strategies in response to changes in market conditions. VaR models have inherent limitations, partially because they rely on historical data, which may not be an indicative of future market conditions. VaR models could overestimate or underestimate the value at risk if market conditions vary significantly and they do not calculate the greatest possible loss. That’s why each company uses additional measurement tools in order to compensate for the VaR limitations. Expected Shortfall analysis, stress test and back tests are part of the risk measurement tools in the financial subsidiaries. The methods used to measure VaR are assessed regularly and back-tested to check their efficiency.

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

Grupo Aval´s financial subsidiaries have counterparty and trading limits for each trader in the trading platforms for the markets where they operate. trading limits are controlled daily by the back and middle offices of each entity. Trading limits for individual traders are assigned based upon the individual´s level in the organization, market and trading experience and product and portfolio management knowledge.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

There is also a process to monitor the prices of fixed-income securities traded in foreign markets published by investment price providers for those jurisdictions.

In addition, fixed income securities are subject to a qualitative liquidity analysis to determine the market depth for those instruments.

Finally, the daily transaction monitoring process includes controlling different aspects of trading, such as terms of negotiation, non-conventional or off-market transactions, and related party transactions.

LB Panamá subsidiaries’ (BAC and MFG) Value at Risk are consolidated through Banco de Bogotá using the standard methodology established by the Colombian Superintendency of Finance.

According to the standard model, the market value-at-risk (VaR) for Grupo Aval´s financial subsidiaries consolidated at their level of December 31, 2020 and 2019 was as follows:

	December 31, 2020		December 31, 2019
		Basis points of		Basis points of
Entity	Value	regulatory capital	Value	regulatory capital
Banco Bogotá	1,268,177	114	1,280,084	141
Banco de Occidente	223,942	65	165,928	52
Banco Popular	101,773	52	128,317	72
Banco AV Villas	110,085	1	58,032	59
Corficolombiana	178,478	5	173,456	7

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2020 and 2019, for a ten-day horizon for each of our Colombian banking subsidiaries. The minimum and maximum levels are determined based on end-of-month calculations, using 12 data points between January and December. Average values are determined based on the 13-month data points between December of the year analyzed and December of the previous year.

Banco de Bogotá S.A

Maximum, Minimum and Average VaR Values
December 31, 2020
	Minimum	Average	Maximum	Period end
Interest rate	622,739	735,519	838,104	823,990
Exchange rate	55,652	228,834	429,800	55,652
Equity price	11,210	12,636	13,692	13,692
Mutual funds	301,449	324,265	374,843	374,843

Maximum, Minimum and Average VaR Values
December 31, 2019
	Minimum	Average	Maximum	Period end
Interest rate	444,950	520,569	607,973	568,537
Exchange rate	277,932	334,039	383,189	379,406
Equity price	8,394	9,601	10,964	10,964
Mutual funds	270,918	308,799	322,458	321,177

Banco de Bogota´s market risk weighted assets remained on average 8.6% of the total risk-weighted assets during the year ended December 31, 2020 and 9.9% on the year ended December 31, 2019.

Banco de Occidente S.A

Maximum, Minimum and Average VaR Values
December 31, 2020
	Minimum	Average	Maximum	Period end
Interest rate	112,623	148,239	170,819	170,819
Exchange rate	762	4,529	21,198	968
Equity price	—	—	—	—
Mutual funds	7,756	41,097	52,216	52,155

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Maximum, Minimum and Average VaR Values
December 31, 2019
	Minimum	Average	Maximum	Period end
Interest rate	125,615	144,188	162,628	158,200
Exchange rate	104	2,458	4,426	2,995
Equity price	—	—	—	—
Mutual funds	4,317	4,556	4,733	4,733

Banco de Occidente´s market risk weighted assets remained on average 5.8% of the total risk-weighted assets during the year ended December 31, 2020 and 4.2% for the year ended December 31, 2019.

Banco Popular S.A

Maximum, Minimum and Average VaR Values
December 31, 2020
	Minimum	Average	Maximum	Period end
Interest rate	81,513	98,609	117,115	81,513
Exchange rate	2,648	4,693	5,280	4,562
Equity price	176	247	348	180
Mutual funds	14,577	15,025	15,518	15,518

Maximum, Minimum and Average VaR Values
December 31, 2019
	Minimum	Average	Maximum	Period end
Interest rate	107,694	108,389	109,605	108,112
Exchange rate	4,699	5,155	5,615	5,280
Equity price	22	22	23	348
Mutual funds	8,701	10,769	14,954	14,577

Banco Popular´s market risk weighted assets remained on average 4.8% of the total risk-weighted assets during the year ended December 31, 2020 and 6.4% on the year ended December 31, 2019.

Banco Comercial AV Villas S.A

Maximum, Minimum and Average VaR Values
December 31, 2020
	Minimum	Average	Maximum	Period end
Interest rate	24,002	71,458	108,019	106,016
Exchange rate	1	39	174	52
Equity price	—	—	—	—
Mutual funds	81	1,468	4,017	4,017

Maximum, Minimum and Average VaR Values
December 31, 2019
	Minimum	Average	Maximum	Period end
Interest rate	22,193	40,628	55,972	55,021
Exchange rate	1	27	80	80
Equity price	—	—	—	-
Mutual funds	489	628	2,931	2,931

Banco AV Villas’ market risk weighted assets remained on average 9.7% of the total risk-weighted assets during the year ended December 31, 2020 and 5.3% on the year ended December 31, 2019.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Corficolombiana S.A

Maximum, Minimum and Average VaR Values
December 31, 2020
	Minimum	Average	Maximum	Period end
Interest rate	124,737	151,817	174,718	157,021
Exchange rate	441	3,265	6,449	5,463
Equity price	10,807	12,339	13,507	13,507
Mutual funds	2,097	2,667	3,241	2,487

Maximum, Minimum and Average VaR Values
December 31, 2019
	Minimum	Average	Maximum	Period end
Interest rate	67,499	104,128	156,208	154,477
Exchange rate	610	2,599	4,867	4,129
Equity price	10,864	11,085	11,283	12,119
Mutual funds	2,577	2,935	3,473	2,731

Corficolombiana’s market risk weighted assets remained on average 13.2% of the total risk-weighted assets during the year ended December 31, 2020 and 16.0% on the year ended December 31, 2019. As Corficolombiana does not have a relevant number of loans or other significant risk weighted assets, the ratio of the market risk weighted assets to total risk weighted assets is higher than in the banks.

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

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. Therefore, no value at risk is estimated. At December 31, 2020 and 2019, the only investments subject to regulatory VaR were holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2020 and 2019.

	At December 31,
	2020			2019
	Investment		Percentage	Investment		Percentage
	subject to		of Portfolio	subject to		of Portfolio
	Regulatory	Regulatory	subject to	Regulatory	Regulatory	subject to
	VaR	VaR	VaR	VaR	VaR	VaR
More than 36 months	85,832	12,617	100%	75,584	11,111	100%
Total	85,832	12,617	100%	75,584	11,111	100%

4.2.3          Structural foreign exchange risk

Grupo Aval´s financial subsidiaries have agencies and subsidiaries offshore and have assets and liabilities in foreign currencies and are thus exposed to changes in the exchange rates, primarily the United States Dollar. Foreign exchange risk is present when there are assets and liabilities denominated in foreign currency, when investments are made in foreign subsidiaries and branches and when we extend loans or take funds in foreign currency. There is also foreign exchange risk in foreign currency off balance sheet transactions.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

difference over three business days cannot exceed twenty percent (20%) of the entity’s regulatory capital. On a consolidated basis, the average of this difference over three business days (positive or negative) cannot exceed forty percent (40%) of the consolidated entity´s regulatory capital.

The maximum and minimum total foreign currency position and the spot foreign currency position are determined according to each entity´s regulatory capital. The regulatory capital that is used in the calculations, corresponds to the regulatory capital of the last business day of the previous two-months. The exchange rate used in the calculation is the average of the exchange rate of the previous month set by the Superintendency of Finance. The maximum and minimum total foreign currency position and the spot foreign currency position are determined according to each entity’s regulatory capital. The regulatory capital that is used in the calculations corresponds to the regulatory capital of the last business day of  two-months ago. The exchange rate used in the calculation is the average of the exchange rate of the previous month set by the Superintendency of Finance. A substantial amount of Grupo Aval’s foreign currency assets and liabilities are in U.S. dollars. Details on the assets and liabilities in foreign currency held by Grupo Aval at December 31, 2020 and 2019 are shown below:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

December 31,2020		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial assets
Cash and cash equivalents	5,521	2,043	25,963,067
Investments in debt securities at fair value through profit or loss	122	-	417,925
Investments in debt securities at fair value through OCI	4,092	860	16,997,663
Investments in debt securities at amortized cost	150	4	527,510
Loan portfolio financial assets at amortized cost	19,678	4,754	83,863,582
Derivative financial assets held for trading	258	1	887,957
Derivative financial assets held for hedging	36	10	156,220
Trade receivable	367	201	1,949,445
Total financial assets	30,224	7,873	130,763,369

		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial liabilities
Derivative financial liabilities held for trading	349	-	1,197,924
Derivative financial liabilities held for hedging	8	-	26,924
Customer deposits	21,144	6,916	96,314,534
Financial obligations	9,717	712	35,797,463
Accounts payable	475	-	1,630,860
Total financial liabilities	31,693	7,628	134,967,705
Net financial asset (liability) position	(1,469)	245	(4,204,336)

December 31,2019		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial assets
Cash and cash equivalents	5,003	1,266	20,545,934
Investments in debt securities at fair value through profit or loss	168	17	606,107
Investments in securities at fair value though OCI	2,634	705	10,942,222
Investments in debt securities at amortized cost	7	—	23,043
Loan portfolio financial assets at amortized cost	16,078	5,006	69,096,428
Derivative financial assets held for trading	257	—	843,700
Derivative financial assets held for hedging	51	—	166,598
Trade receivable	238	168	1,329,979
Total financial assets	24,436	7,162	103,554,011

		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial liabilities
Derivative financial liabilities held for trading	274	—	897,138
Derivative financial liabilities held for hedging	28	—	90,726
Customer deposits	16,772	5,828	74,064,051
Financial obligations	8,428	772	30,148,583
Accounts payable	407	—	1,334,317
Total financial liabilities	25,909	6,600	106,534,815
Net financial asset (liability) position	(1,473)	562	(2,980,804)

Grupo Aval’s financial subsidiaries hedge their foreign exchange exposure using derivatives instruments, especially forwards. The net foreign currency position of each subsidiary is monitored on a daily basis.

Grupo Aval has a number of investments in foreign subsidiaries and branches whose net assets are exposed to foreign exchange risk because of the translation of gains or losses for the purpose of consolidating their financial statements. The exposure arising from net assets in foreign operations is hedged primarily with financial obligations, bonds and foreign exchange derivative instruments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table includes a sensitivity analysis of the foreign exchange effect on Grupo Aval’s equity in foreign currency and the foreign exchange effect on profit before taxes if the peso value of the U.S. dollar increases or decrease by 100 Colombian Peso per U.S. dollar:

December 31,2020	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity	Ps.	(21,158)	Ps.	21,158
Foreign exchange effect on profit before taxes		(31,578)		31,578

December 31,2019	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity	Ps.	(13,874)	Ps.	13,874
Foreign exchange effect on profit before taxes		(20,708)		20,708

4.2.4          Structural Interest Rate Risk

Non-trading instruments consist primarily of loans and deposits. The net interest margin of our financial subsidiaries may be affected by changes in interest rates. Losses can result from unexpected movements in interest rates. For this reason, our financial subsidiaries monitor the interest rate risk daily and set limits on asset and liability mismatches.

Grupo Aval´s financial subsidiaries monitor their interest rate risk daily and set limits to repricing mismatches between assets and liabilities. They analyze their interest rate exposure in a dynamic way. Scenario modelling considers renewal of existing positions, financing alternatives, and hedges. Considering these scenarios, the financial subsidiaries calculate the profit and loss impact of changes in interest rates.

The following table shows interest rates exposure for assets and liabilities at December 31, 2020 and 2019. In this table, fixed rate instruments are classified according to their maturity date and floating rate instruments are classified according to their repricing date. The following analysis includes the interest rate exposure in each maturity bucket for our financial subsidiaries:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

December 31, 2020

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	5,103,991	Ps.	—	Ps.	—	Ps.	—	Ps.	28,921,544	Ps.	34,025,535
Investments in debt securities at FVTPL		63,016		1,315,010		351,964		3,051,003		—		4,780,993
Investments in debt securities mandatory at FVTPL		—		—		—		7,385		—		7,385
Investments in debt securities at FVOCI		947,691		3,558,616		2,367,715		22,092,334		—		28,966,356
Investments in debt securities at amortized cost		2,206,728		2,856,442		302,641		214,317		—		5,580,128
Service concession arrangements		—		—		—		2,958,385		—		2,958,385
Commercial loans		28,249,224		44,158,080		8,350,536		30,229,098		—		110,986,938
Consumer loans		13,451,176		10,002,297		1,947,260		40,434,724		—		65,835,457
Mortgages loans		12,541,450		640,162		49,522		11,327,637		—		24,558,771
Microcredit loans		42,825		16,327		38,698		274,471		—		372,321
Interbank and overnight founds		4,500,014		193,664		—		—		—		4,693,678
Trade receivable		483		1,971		104		429,395		11,949,056		12,381,009
Total Assets	Ps.	67,106,598	Ps.	62,742,569	Ps.	13,408,440	Ps.	111,018,749	Ps.	40,870,600	Ps.	295,146,956
										—

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	30,243,920	Ps.	—	Ps.	—	Ps.	—	Ps.	20,954,364	Ps.	51,198,284
Time deposits		12,240,632		32,810,863		16,138,426		22,369,267		—		83,559,188
Saving deposits		76,551,465		—		—		—	.	—		76,551,465
Other deposits		—		—		—		—		532,660		532,660
Interbank and overnight funds		5,109,198		2,066,552		3,894		—		—		7,179,644
Leases contracts		26,413		121,753		128,407		2,749,160		—		3,025,733
Borrowing from banks and similar		2,282,920		5,574,251		890,090		7,881,523		—		16,628,784
Long-term debt		851,368		2,858,141		468,618		23,582,670		—		27,760,797
Borrowing from development entities		1,502,692		1,040,936		177,983		1,308,197		—		4,029,808
Total Liabilities	Ps.	128,808,608	Ps.	44,472,496	Ps.	17,807,418	Ps.	57,890,817	Ps.	21,487,024	Ps.	270,466,363

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

December 31, 2019

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	2,662,681	Ps.	—	Ps.	—	Ps.	—	Ps.	27,454,555	Ps.	30,117,236
Investments in debt securities at FVTPL		82,749		1,972,593		871,982		1,745,789		—		4,673,113
Investments in debt securities mandatory at FVTPL		—		—		—		10,102		—		10,102
Investments in debt securities at FVOCI		743,846		2,132,946		1,289,402		17,442,798		—		21,608,992
Investments in debt securities at amortized cost		2,765,688		265,131		23,043		—		—		3,053,862
Service concession arrangements		—		—		—		2,706,030		—		2,706,030
Commercial loans		19,568,240		43,732,269		8,460,958		27,175,232		—		98,936,699
Consumer loans		10,993,634		9,758,318		1,660,573		37,427,926		—		59,840,451
Mortgages loans		7,212,959		1,890,949		900,236		10,217,539		—		20,221,683
Microcredit loans		30,911		18,568		39,283		321,558		—		410,320
Interbank and overnight founds		2,431,272		287,536		144		9		—		2,718,961
Trade receivable		—		—		—		387,059		8,895,674		9,282,733
Total Assets	Ps.	46,491,980	Ps.	60,058,310	Ps.	13,245,621	Ps.	97,434,042	Ps.	36,350,229	Ps.	253,580,182

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	21,174,879	Ps.	—	Ps.	—	Ps.	—	Ps.	21,274,823	Ps.	42,449,702
Time deposits		10,514,186		29,426,123		15,525,670		17,759,210		—		73,225,189
Saving deposits		59,352,760		—		—		—	.	—		59,352,760
Other deposits		—		—		—		—		463,770		463,770
Interbank and overnight funds		8,414,438		75,543		—		750,498		—		9,240,479
Leases contracts		93,438		130,472		158,021		2,651,571		—		3,033,502
Borrowing from banks and others		2,249,132		6,367,707		2,335,725		5,817,278		—		16,769,842
Long-term debt		276,735		3,567,489		680,677		17,393,367		—		21,918,268
Borrowing from development entities		1,175,637		1,199,311		115,314		1,392,223		—		3,882,485
Total Liabilities	Ps.	103,251,205	Ps.	40,766,645	Ps.	18,815,407	Ps.	45,764,147	Ps.	21,738,593	Ps.	230,335,997

As part of their interest rate risk management process, our financial subsidiaries analyze the interest rate mismatches between their interest-earning assets and their interest-earning liabilities. This sensitivity analysis, based on hypothetical changes, assumes that the composition of Grupo Aval´s statement of finanacial position remains constant over the period being measured.

The sensitivity analysis estimates the impact that a 100 basis point increase in the average rates of return would have on interest-bearing assets and liabilities. If average rates of return had increased 100 basis points, Grupo Aval’s net interest income would have increased by Ps 928,202. Additionally, it is estimated that an increase of 100 basis points in the average rates of return on investments at FVTPL, would have resulted in a decrease in net trading income of Ps 56,496. Finally, it is estimated that an increase of 100 basis points in the average rate of return of investments measured at FVOCI, would have resulted in a decrease in total equity of Ps 307,667.

The following is a breakdown of interest-bearing assets and liabilities, by interest rate type and by maturity, at December 31, 2020 and 2019.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

December 31, 2020

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	4,329,679	Ps.	774,312	Ps.	—	Ps.	—	Ps.	28,921,544	Ps.	34,025,535
Investments in debt securities at FVTPL		155,967		1,216,804		510,017		2,898,205		—		4,780,993
Investments in debt securities mandatory at FVTPL		—		—		—		7,385		—		7,385
Investments in debt securities at FVOCI		485,303		6,082,615		1,402,110		20,996,328		—		28,966,356
Investments in debt securities at amortized cost		4,628,090		654,021		122,739		175,278		—		5,580,128
Service concession arrangements		—		—		2,958,385		—		—		2,958,385
Commercial loans		41,440,988		4,248,149		62,230,307		3,067,494		—		110,986,938
Consumer loans		1,033,249		16,027,878		13,521,144		35,253,186		—		65,835,457
Mortgages loans		48,351		500,574		14,592,224		9,417,622		—		24,558,771
Microcredit loans		2,009		196,877		2,968		170,467		—		372,321
Interbank and overnight founds		2,580,209		2,113,469		—		—		—		4,693,678
Trade receivable		2,557		—		266,552		162,844		11,949,056		12,381,009
Total Assets	Ps.	54,706,402	Ps.	31,814,699	Ps.	95,606,446	Ps.	72,148,809	Ps.	40,870,600	Ps.	295,146,956

	Under one year					Over one year			Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	9,353,906	Ps.	20,890,014	Ps.	—	Ps.	—	Ps.	20,954,364	Ps.	51,198,284
Time deposits		4,811,779		52,155,859		6,705,712		19,885,838		—		83,559,188
Saving deposits		23,982,154		52,569,311		—		—	.	—		76,551,465
Other deposits		—		—		—		—		532,660		532,660
Interbank and overnight funds		57,455		7,122,189		—		—		—		7,179,644
Leases contracts		2,757		273,280		124,306		2,625,390		—		3,025,733
Borrowing from banks and other		2,620,479		5,456,796		2,617,529		5,933,980		—		16,628,784
Long-term debt		284,227		1,540,152		6,746,212		19,190,206		—		27,760,797
Borrowing from development entities		747,892		7,509		3,244,241		30,166		—		4,029,808
Total Liabilities	Ps.	41,860,649	Ps.	140,015,110	Ps.	19,438,000	Ps.	47,665,580	Ps.	21,487,024	Ps.	270,466,363

December 31, 2019

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	2,619,126	Ps.	43,555	Ps.	—	Ps.	—	Ps.	27,454,555	Ps.	30,117,236
Investments in debt securities at FVTPL		288,176		2,319,323		383,470		1,682,144		—		4,673,113
Investments in debt securities mandatory at FVTPL		—		—		—		10,102		—		10,102
Investments in debt securities at FVOCI		7,434		4,054,359		2,377,875		15,169,324		—		21,608,992
Investments in debt securities at amortized cost		3,025,213		28,649		—		—		—		3,053,862
Service concession arrangements		—		—		2,706,030		—		—		2,706,030
Commercial loans		39,819,018		3,744,360		52,017,308		3,356,013		—		98,936,699
Consumer loans		1,059,643		15,901,205		10,746,657		32,132,946		—		59,840,451
Mortgages loans		43,814		391,869		11,322,696		8,463,304		—		20,221,683
Microcredit loans		1,954		223,485		3,700		181,181		—		410,320
Interbank and overnight founds		2,122,556		596,405		—		—		—		2,718,961
Trade receivable		—		—		263,922		123,137		8,895,674		9,282,733
Total Assets	Ps.	48,986,934	Ps.	27,303,210	Ps.	79,821,658	Ps.	61,118,151	Ps.	36,350,229	Ps.	253,580,182

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

	Under one year				Over one year				Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	384,579	Ps.	20,790,300	Ps.	—	Ps.	—	Ps.	21,274,823	Ps.	42,449,702
Time deposits		12,673,158		37,790,186		7,099,730		15,662,115		—		73,225,189
Saving deposits		17,159,419		42,193,341		—		—	.	—		59,352,760
Other deposits		—		—		—		—		463,770		463,770
Interbank and overnight funds		—		9,240,479		—		—		—		9,240,479
Leases contracts		3,586		404,434		132,928		2,492,554		—		3,033,502
Borrowing from banks and other		1,372,926		8,504,875		3,216,263		3,675,778		—		16,769,842
Long-term debt		959,068		1,473,258		9,738,305		9,747,637		—		21,918,268
Borrowing from development entities		572,600		10,537		3,256,614		42,734		—		3,882,485
Total Liabilities	Ps.	33,125,336	Ps.	120,407,410	Ps.	23,443,840	Ps.	31,620,818	Ps.	21,738,593	Ps.	230,335,997

4.3          Liquidity Risk

Liquidity risk management has always been a basic element of Grupo Aval’s business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests. Liquidity risk is related to the inability of Grupo Aval´s subsidiaries to fulfill their obligations with customers, financial market counterparties, lenders, suppliers, authorities or other stakeholders at any given moment, in any currency and in any location.

Structural liquidity management aims to finance the  recurring nature of a company’s activities under optimal terms of time and cost, avoiding taking unwanted liquidity risks. At Grupo Aval, the financing and liquidity model is decentralized and based on autonomous subsidiaries that are responsible for covering their own liquidity needs. Therefore, each entity reviews its available resources on a daily basis in order to control its liquidity risk.

The financial subsidiaries of Grupo Aval are responsible for complying with the regulatory liquidity requirements, as well as meeting the obligations arising from their current and future activity. In consequence, they will either take deposits from their customers, or by resorting to the wholesale markets where they operate. Grupo Aval’s financial subsidiaries have a strong capacity as well as to raise funds in the wholesale markets.

Financial subsidiaries comply with the requirements for liquidity risk management of the jurisdictions in which they operate. They define policies that govern the functions of identification, measurement, control and monitoring required to manage daily liquidity requirements, comply with minimum liquidity buffers and establish liquidity contingency plans to deal with any unexpected situation.

The methodology for the assessment and measurement of liquidity risk at BAC includes:

a)	Generation of liquidity GAP analysis by currency for the short and long term, including normal and stressed scenarios;
b)	Coverage ratios, by currency, on 1 day and 30 days horizons, under normal and stressed scenarios;
c)	Prudential regulation of maturity ratios, by currency, for 1 and 3 months horizons;
d)	Indicator of liquidity coverage by currency according to regulation;
e)	Internal measurements to assess liquidity risk, by currency (global liquidity indicator).

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

•	Liquid assets include total debt securities adjusted by market liquidity and exchange rate, excluding investment securities at amortized cost different from mandatory investments, Central Bank deposits and available cash.
•	Net liquidity requirements are the difference between expected contractual asset and contractual and non-contractual liability cash flows. Cash flows from past due loans are not included in this calculation.

During 2020, as part of its convergence towards Basel III standards, the Superintendency of Finance incorporates the segmentation by type of deposits in the calculation of non-contractual liability cash flows. The methodology segments saving deposits in eight

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

categories, according with their balance and the type of customer, then calculates the run-off rate for each category and finally multiplies both to determine the non-contractual reserve.

Grupo Aval´s financial subsidiaries assess the volatility of deposits, debt levels, the asset and liability structure, the liquidity of different asset types, the availability of lines of credit and the effectiveness of asset and liability management. The objective is to have adequate liquidity to manage possible stress scenarios.

The quantification of appropriate money market funding levels is an integral part of the liquidity measurement carried out by each entity. Based on statistical analysis, primary and secondary sources of liquidity are identified in order to ensure funding stability and diversification, and to minimize concentration.

Financial subsidiaries in Colombia and other countries must maintain cash on hand and in Central Banks deposits in order to comply with reserve requirements. The reserve requirement calculations are based on the daily average of the different types of deposits on a biweekly basis. As of December 31, 2020, and 2019, all of Grupo Aval´s financial subsidiaries comply with reserve requirements. Details on the required percentage in each country are shown below:

Requested Percentage
Country	Details	%
Colombia	Checking account and Savings accounts	8%
	Time deposits > 18 months	3.5%
Guatemala	Deposits and Capital raising	14.6%
El Salvador	1st Demand deposits (1)	15%
	2nd Demand deposits (2)	12%
	3rd Debt securities	5%
	Time Deposits	12%
Honduras	Demand deposits	12%
	Mandatory investment in local currency	9%
	Mandatory investment in foreign currency	24%
Nicaragua	Daily, Liabilities in local and foreign currency	10%
	Biweekly, Liabilities in local and foreign currency	15%
Costa Rica	Deposits in local and foreign currency	12%
	Capital raising in local and foreign currency	15%

(1)	This refers to demand deposits in Central Banks or overseas banks.
(2)	This refers to demand deposits in Central Banks, overseas banks or debt securities issue by the Central Bank.

There are no reserve requirements for our subsidiaries located in Panamá because there is no Central Bank to regulate such requirements.

The following is a breakdown of the liquid assets by maturity from 1 to 90 days, based on separate figures of our financial subsidiaries in Colombia at December 31, 2020 and 2019:

December 31, 2020

	Liquid assets
	available at the end			From 31 to 90
Bank	of the year (1)	From 1 to 7 days (2)	From 1 to 30 days (2)	days (2)
Banco de Bogotá	13,288,366	12,028,201	4,061,462	(15,436,650)
Banco Occidente	5,721,647	5,059,970	2,493,311	(3,876,649)
Banco Popular	4,257,296	3,838,863	1,771,506	(3,288,224)
Banco AV Villas	3,856,825	3,490,247	2,118,081	(1,631,993)
Corficolombiana	1,475,013	1,041,529	846,155	265,176

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

December 31, 2019

	Liquid assets
	available at the end			From 31 to 90
Bank	of the year (1)	From 1 to 7 days (2)	From 1 to 30 days (2)	days (2)
Banco de Bogotá	11,480,613	9,127,754	2,141,891	(14,048,998)
Banco Occidente	6,013,484	5,381,263	3,449,519	(1,382,231)
Banco Popular	2,708,977	2,196,520	543,111	(2,426,968)
Banco AV Villas	1,777,483	1,489,391	573,001	(1,756,092)
Corficolombiana	1,648,321	1,238,060	970,752	440,603

(1)	Liquid assets are the sum of assets that are easily convertible into cash. Fixed income investments at amortized cost and financial investments pledged as collateral or subject to any other type of encumbrance, preventive measure or of any nature, that prevent their free assignment or transfer, as well as those that have been transferred under repurchase agreements, simultaneous or temporary transfer of securities are excluded. The value of the liquid assets mentioned above is calculated at the market price of the fair value on the date of the evaluation.
(2)	This amount is the remaining value of the liquid assets in the specified time period, or the IRL, that is calculated as the difference between liquid assets and liquid assets requirement, according to the IRL methodology, the liquidity requirement is the difference of contractual cash inflows and contractual and non-contractual cash outflows during a given period.

The liquidity calculations described above assume normal liquidity conditions, according to the contractual flows and historical experience of each of the financial subsidiaries. for extreme liquidity events caused by unusual deposit withdrawals, the financial subsidiaries have contingency plans that include available credit lines with other financial institutions and access to special lines of credit with Colombia´s Central Bank, in accordance with current regulations. These lines of credit are granted when required, and are collateralized by Colombian government securities or by a portfolio of high-quality loans, as specified in the Central Bank regulations. Grupo Aval´s financial subsidiaries did not access the Central Bank special lines of credit during the years ended at December 31, 2020 and 2019.

The banks in each country are responsible for their liquidity position on a stand alone basis. They have access to funding mechanisms with their central banks, and to funding through credit lines. Short-term credit are offered by correspondent banks and financing is granted by multilateral organizations, among others.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following is a breakdown shows the contractual undiscounted cash flows of the financial assets and liabilities including contractual interest receivable and payable at December 31, 2020 and 2019.

December 31, 2020

	Less than		From one to six		From six to twelve		More than
Assets	one month		months		months		a year		Total
Cash and cash equivalents	Ps.	34,026,753	Ps.	—	Ps.	—	Ps.	—	Ps.	34,026,753
Investments in debt securities at FVTPL		1,265,889		260,383		344,326		3,014,493		4,885,091
Investments in debt securities at FVOCI		736,508		3,055,021		3,101,278		26,052,069		32,944,876
Investments in debt securities at amortized cost		915,856		2,409,027		2,043,473		406,820		5,775,176
Commercial loans		9,379,468		26,383,248		15,939,046		70,385,496		122,087,258
Consumer loans		7,429,129		11,888,567		7,258,707		58,423,353		84,999,756
Mortgages loans		374,972		1,076,649		1,208,561		38,053,720		40,713,902
Microcredit loans		46,056		105,314		107,837		238,739		497,946
Interbank and overnight funds		4,506,807		187,157		—		—		4,693,964
Trading derivatives		628,282		347,114		103,115		79,826		1,158,337
Hedging derivatives		117,543		5,152		630		32,895		156,220
Trade receivable		2,727,684		11,139		104		12,608,086		15,347,013
Other assets		309,348		5		—		199,124		508,477
Total Assets	Ps.	62,464,295	Ps.	45,728,776	Ps.	30,107,077	Ps.	209,494,621	Ps.	347,794,769

	Less than		From one to six		From six to twelve		More than
Liabilities	one month		months		months		a year		Total
Checking accounts	Ps.	51,198,289	Ps.	—	Ps.	—	Ps.	—	Ps.	51,198,289
Time Deposits		8,925,182		31,192,770		18,811,378		29,021,634		87,950,964
Saving deposits		76,549,976		—		—		—		76,549,976
Other deposits		527,048		—		—		5,667		532,715
Interbank and overnight funds		5,106,274		2,066,582		3,894		—		7,176,750
Leases contracts		26,558		122,739		129,311		2,751,006		3,029,614
Borrowing from banks and other		1,445,835		5,054,121		2,368,809		8,701,112		17,569,877
Long-term debt		417,119		809,098		1,118,483		30,816,558		33,161,258
Borrowing from development entities		52,095		305,186		448,503		3,894,139		4,699,923
Trading derivatives		784,201		428,227		118,340		109,268		1,440,036
Hedging derivatives		24,653		22,428		254		9,291		56,626
Other liabilities		5,070,859		256,287		55,711		1,310,468		6,693,325
Total Liabilities	Ps.	150,128,089	Ps.	40,257,438	Ps.	23,054,683	Ps.	76,619,143	Ps.	290,059,353

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	3,370,344	Ps.	480,872	Ps.	150,640	Ps.	183,404	Ps.	4,185,260
Standby letters of credit		1,431,833		56,145		527		—		1,488,505
Overdraft facility		923,257		—		—		—		923,257
Standby credit card facility		23,319,980		128,819		96,615		386,458		23,931,872
Undrawn approved loans		2,032,277		174,647		—		—		2,206,924
Others		232,331		—		—		—		232,331
Total Commitments Loans	Ps.	31,310,022	Ps.	840,483	Ps.	247,782	Ps.	569,862	Ps.	32,968,149

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

December 31, 2019

	Less than one		From one to		From six to		More than a
Assets	month		six months		twelve months		year		Total
Cash and cash equivalents	Ps.	28,683,338	Ps.	—	Ps.	—	Ps.	—	Ps.	28,683,338
Investments in debt securities at FVTPL		937,550		1,491,328		984,902		1,475,733		4,889,513
Investments in debt securities at FVOCI		1,269,356		2,334,438		1,951,863		19,921,644		25,477,301
Investments in debt securities at amortized cost		833,179		858,257		1,404,163		—		3,095,599
Commercial loans		11,576,205		29,236,241		16,865,877		69,494,065		127,172,388
Consumer loans		8,662,984		17,571,059		10,005,080		53,010,916		89,250,039
Mortgages loans		447,147		984,046		1,147,043		33,219,821		35,798,057
Microcredit loans		55,112		122,167		123,624		240,181		541,084
Interbank and overnight funds		2,449,450		228,959		—		—		2,678,409
Trading derivatives		620,242		229,909		37,138		29,374		916,663
Hedging derivatives		163,825		3,401		18		—		167,244
Trade receivable		2,342,007		—		—		9,631,524		11,973,531
Other assets		1,163,339		—		—		—		1,163,339
Total Assets	Ps.	59,203,734	Ps.	53,059,805	Ps.	32,519,708	Ps.	187,023,258	Ps.	331,806,505

	Less than one		From one to		From six to		More than a
Liabilities	month		six months		twelve months		year		Total
Checking accounts	Ps.	42,449,701	Ps.	—	Ps.	—	Ps.	—	Ps.	42,449,701
Time Deposits		8,631,705		25,954,834		17,871,428		25,483,897		77,941,864
Saving deposits		59,352,759		—		—		—		59,352,759
Other deposits		463,770		—		—		—		463,770
Interbank and overnight funds		5,819,104		3,420,692		—		—		9,239,796
Leases contracts		92,255		122,866		152,352		2,669,047		3,036,520
Borrowing from banks and other		2,211,662		4,877,570		3,215,999		7,450,891		17,756,122
Long-term debt		92,130		1,244,776		1,260,353		23,233,085		25,830,344
Borrowing from development entities		119,662		751,027		388,785		3,434,525		4,693,999
Trading derivatives		606,476		277,657		25,612		18,240		927,985
Hedging derivatives		73,625		19,681		18		3,359		96,683
Other Liabilities		4,997,412		240,030		9,306		1,121,438		6,368,186
Total Liabilities	Ps.	124,910,261	Ps.	36,909,133	Ps.	22,923,853	Ps.	63,414,482	Ps.	248,157,729

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	2,488,242	Ps.	—	Ps.	—	Ps.	—	Ps.	2,488,242
Standby letters of credit		953,289		—		—		—		953,289
Overdraft facility		67,126		—		—		—		67,126
Standby credit card facility		20,054,171		109,451		82,088		328,352		20,574,062
Undrawn approved loans		561,330		52,807		—		—		614,137
Others		99,270		—		—		—		99,270
Total Commitments Loans	Ps.	24,223,428	Ps.	162,258	Ps.	82,088	Ps.	328,352	Ps.	24,796,126

4.4          Regulatory capital management

Grupo Aval, Financial Holding

As a result of Colombian Law 1870 of 2017 (also known as Financial Conglomerates Law), that came in effect on February 6, 2019, Grupo Aval is now also subject to the inspection and supervision of the Superintendency of Finance (SFC). This law created the legal category of financial holding companies and of financial conglomerates and gives the Colombian Finance minister the power, to impose capital adequacy requirements on the financial conglomerates on an aggregate/consolidated basis, among others.

In compliance with Decree 774 issued on May 8th, 2018 by the Colombian Government that came in effect on 8th of November 2019 after an 18-month transition period and the External Circular 012 of June 5, 2018 (Circular Externa 012 del 5 de junio de 2018) issued by the Superintendency of Finance (SFC), Grupo Aval is subject to minimum capital requirements. Grupo Aval reported to the SFC its first minimum capital compliance report on February 25, 2020, based on financial statements as of December 31, 2019. As of December 31, 2020 and 2019, Grupo Aval, Financial Conglomerate, complied with regulatory capital requirements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Grupo Aval’s financial subsidiaries

Grupo Aval’s financial subsidiaries are subject to a “Total Solvency Risk Ratio” (Total Regulatory Capital/Risk Weighted Assets) of at least 9% and a “Basic Solvency Risk Ratio” (Basic Ordinary Regulatory Capital/Risk Weighted Assets) of at least 4.5%.

The Decrees 1477 of 2018 and 1421 of 2019 introduced Basel III principles to estimate adequate capital in credit establishments. The main changes contained in these Decrees, which came into effect on January 1, 2021, are as follows:

●	Total solvency ratio is defined as the value of the technical capital (CET1, AT1 and T2) calculated under the terms of the Decree 1477 of 2018 and the Decree 1421 of 2019, divided by risk-weighted assets by level of credit, market and operational risk, at a minimum of 9%;
●	A minimum Core Equity Tier 1 (CET1) of 4.5%;
●	A minimum Core Equity Tier 1 plus Additional Tier 1 (AT1) of 6%;
●	A capital conservation buffer of 1.5% consisting of CET1;
●	A systemic risk buffer of 1.0% for systemically important financial institutions (SIFIS) consisting of CET1; and
●	Includes an operational risk component in risk weighted assets;
●	In addition, these Decrees established a minimum leverage ratio of 3%.

As of December 31 2020, and 2019, all of Grupo Aval´s financial subsidiaries complied with the minimum regulatory capital requirements, as established by Basel II. Below is shown the consolidated outcome by entity of the minimum regulatory capital, required for the entities regulated by the Superintendency of Finance:

	December 31, 2020
	Banco de	Banco de	Banco	Banco AV
Regulatory Capital	Bogotá	Occidente	Popular	Villas	Corficolombiana
Regulatory Capital	19,752,122	3,891,274	2,475,933	1,509,106	5,319,415
Basic ordinary equity	12,828,890	3,176,896	2,056,501	1,348,671	4,741,904
Basic additional equity	6,923,232	714,378	419,432	160,435	577,510
Market risk	14,090,858	2,143,050	1,130,815	1,223,164	1,983,088
Credit risk	149,689,953	34,570,240	22,510,106	11,361,903	13,065,397
Total assets weighted by risk	163,780,811	36,713,290	23,640,921	12,585,067	15,048,485
Total solvency index.	12.06%	10.60%	10.47%	11.99%	35.35%
Basic solvency index.	7.83%	8.65%	8.70%	10.72%	31.51%

	December 31, 2019
	Banco de	Banco de	Banco	Banco AV
Regulatory Capital	Bogotá	Occidente	Popular	Villas	Corficolombiana
Regulatory Capital	18,508,842	3,908,477	2,384,460	1,293,359	4,032,713
Basic ordinary equity	13,082,557	3,202,018	1,898,181	1,174,605	3,761,178
Basic additional equity	5,426,285	706,459	486,279	118,754	271,535
Market risk	14,223,159	1,401,440	1,425,745	644,799	1,927,291
Credit risk	129,836,198	31,807,330	21,015,333	11,488,357	10,102,536
Total assets weighted by risk	144,059,357	33,208,770	22,441,078	12,133,156	12,029,827
Total solvency index.	12.85%	11.77%	10.63%	10.66%	33.52%
Basic solvency index.	9.08%	9.64%	8.46%	9.68%	31.27%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 5 – ESTIMATION OF FAIR VALUE

The fair value of the financial assets and liabilities traded in active markets (such as financial assets in debt securities, equity securities and derivatives actively listed in stock exchanges or interbank markets) is based on dirty prices supplied by a price vendor. A dirty price includes accrued unpayed interest on the security, from the date of issuance or last payment of interest, up the date at which the the security is valued.

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

The fair value hierarchy has the following levels:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for assets or liabilities identical to those which the entity can access as of the date of measurement.
●	Level 2 inputs are inputs different than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly in non-active markets.
●	Level 3 inputs are unobservable inputs for the asset or liability.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

5.1          Measurements of Fair Value on a Recurring Basis

Measurements of fair value on a recurring basis are those required or allowed in statement of financial position at the end of each accounting period.

The following table presents an analysis, within the hierarchy of fair value, of Grupo Aval´s assets and liabilities (by class), measured at fair value as of December 31, 2020 and 2019 on a recurring basis.

December 31, 2020

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	1,748,734	Ps.	1,083,245	Ps.	—	Ps.	2,831,979
Securities issued or secured by other Colombian Government entities		—		187,295		—		187,295
Securities issued or secured by foreign Governments		—		129,082		72,230		201,312
Securities issued or secured by other financial entities		—		1,502,818		—		1,502,818
Securities issued or secured by non-financial sector entities		—		24,975		—		24,975
Others		—		32,614		—		32,614
Total trading investments	Ps.	1,748,734	Ps.	2,960,029	Ps.	72,230	Ps.	4,780,993
Investments in debt securities at fair value through profit or loss
Others		—		—		7,385		7,385
Total investments in debt securities at fair value through profit or loss	Ps.	1,748,734	Ps.	2,960,029	Ps.	79,615	Ps.	4,788,378
Investments in debt securities at fair value through OCI
Securities issued or secured by Colombian Government		9,943,470		2,903,729		—		12,847,199
Securities issued or secured by other Colombian Government entities		174,614		286,459		—		461,073
Securities issued or secured by foreign Governments		1,813,022		7,850,302		—		9,663,324
Securities issued or secured by central banks		—		1,862,922		—		1,862,922
Securities issued or secured by other financial entities		168,314		2,740,688		3,430		2,912,432
Securities issued or secured by non-financial sector entities		—		49,570		—		49,570
Others		35,491		1,122,041		12,304		1,169,836
Total investments in debt securities at fair value through OCI	Ps.	12,134,911	Ps.	16,815,711	Ps.	15,734	Ps.	28,966,356
Total investments in debt securities	Ps.	13,883,645	Ps.	19,775,740	Ps.	95,349	Ps.	33,754,734

Equity securities
Trading equity securities		1,351		4,076,598		1,045,990		5,123,939
Investments in equity through OCI		1,400,896		221		113,973		1,515,090
Total equity securities	Ps.	1,402,247	Ps.	4,076,819	Ps.	1,159,963	Ps.	6,639,029

Held for trading derivatives
Currency forward		—		817,161		—		817,161
Debt securities forward		—		349		—		349
Interest rate swap		—		245,618		—		245,618
Currency swap		—		31,394		—		31,394
Currency options		—		39,402		—		39,402
Total held for trading derivatives	Ps.	—	Ps.	1,133,924	Ps.	—	Ps.	1,133,924
Hedging derivatives
Currency forward		—		123,325		—		123,325
Currency swap		—		32,895		—		32,895
Total hedging derivatives	Ps.	—	Ps.	156,220	Ps.	—	Ps.	156,220
Other account receivables
Financial assets in concession contracts		—		—		2,958,385		2,958,385
Total other account receivables designated at fair value	Ps.	—	Ps.	—	Ps.	2,958,385	Ps.	2,958,385
Non- financial assets
Biological assets		—		—		122,675		122,675
Investment properties		—		—		808,556		808,556
Total non- financial assets	Ps.	—	Ps.	—	Ps.	931,231	Ps.	931,231
Total assets at fair value on recurring basis	Ps.	15,285,892	Ps.	25,142,703	Ps.	5,144,928	Ps.	45,573,523

Liabilities
Trading derivatives

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
Currency forward		—		1,112,439		—		1,112,439
Debt securities forward		—		2,071		—		2,071
Index futures		1,165		—		—		1,165
Interest rate swap		—		251,414		—		251,414
Currency swap		—		39,705		—		39,705
Currency options		—		45,780		—		45,780
Total trading derivatives	Ps.	1,165	Ps.	1,451,409	Ps.	—	Ps.	1,452,574
Hedging derivatives
Currency forward		—		26,924		—		26,924
Interest rate swap		—		29,703		—		29,703
Total hedging derivatives	Ps.	—	Ps.	56,627	Ps.	—	Ps.	56,627
Total liabilities at fair value on recurring basis	Ps.	1,165	Ps.	1,508,036	Ps.	—	Ps.	1,509,201

December 31, 2019

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	1,503,708	Ps.	922,052	Ps.	—	Ps.	2,425,760
Securities issued or secured by other Colombian Government entities		—		175,794		—		175,794
Securities issued or secured by foreign Governments		3,220		136,314		—		139,534
Securities issued or secured by central banks		—		13,966		—		13,966
Securities issued or secured by other financial entities		33,179		1,817,243		—		1,850,422
Securities issued or secured by non-financial sector entities		—		33,942		—		33,942
Others		—		33,695		—		33,695
Total trading investments	Ps.	1,540,107	Ps.	3,133,006	Ps.	—	Ps.	4,673,113
Investments in debt securities at fair value through profit or loss
Others		—		—		10,102		10,102
Total investments in debt securities at fair value through profit or loss	Ps.	1,540,107	Ps.	3,133,006	Ps.	10,102	Ps.	4,683,215
Investments in debt securities at fair value through OCI
Securities issued or secured by Colombian Government		7,923,409		3,720,533		—		11,643,942
Securities issued or secured by other Colombian Government entities		191,994		273,684		—		465,678
Securities issued or secured by foreign Governments		9,954		4,987,476		—		4,997,430
Securities issued or secured by central banks		—		970,095		—		970,095
Securities issued or secured by other financial entities		237,887		2,817,038		—		3,054,925
Securities issued or secured by non-financial sector entities		—		34,840		—		34,840
Others		—		442,082		—		442,082
Total investments in debt securities at fair value through OCI	Ps.	8,363,244	Ps.	13,245,748	Ps.	—	Ps.	21,608,992
Total investments in debt securities	Ps.	9,903,351	Ps.	16,378,754	Ps.	10,102	Ps.	26,292,207

Equity securities
Trading equity securities		1,679		3,046,048		475,394		3,523,121
Investments in equity through OCI		1,174,959		46,228		106,905		1,328,092
Total equity securities	Ps.	1,176,638	Ps.	3,092,276	Ps.	582,299	Ps.	4,851,213

Held for trading derivatives
Currency forward		—		765,166		—		765,166
Debt securities forward		—		253		—		253
Interest rate swap		—		73,481		—		73,481
Currency swap		—		34,682		—		34,682
Currency options		—		43,852		—		43,852
Total held for trading derivatives	Ps.	—	Ps.	917,434	Ps.	—	Ps.	917,434
Hedging derivatives
Currency forward		—		166,598		—		166,598
Total hedging derivatives	Ps.	—	Ps.	166,598	Ps.	—	Ps.	166,598
Other account receivables
Financial assets in concession contracts		—		—		2,706,030		2,706,030
Total other account receivables designated at fair value	Ps.	—	Ps.	—	Ps.	2,706,030	Ps.	2,706,030
Non- financial assets
Biological assets		—		—		104,857		104,857

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

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

5.2          Items Measured at Fair Value on a Non-Recurring Basis

Grupo Aval is required on a nonrecurring basis to adjust the carrying value of certain assets and liabilities or provide valuation allowances. These assets or liabilities primarily include impaired collateralized loans and non-current assets held for sale. The fair value of these assets which are classified as Level 3 are determined using pricing models, discounted cash flow methodologies, current replacement cost or similar techniques, using internal models or external experts with sufficient experience and knowledge of the real estate market or of assets being appraised. Generally, these appraisals are carried out by references to market data or based on the replacement cost, when sufficient market data is not available.

The following table presents Grupo Aval’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2020 and 2019 at fair value less cost of sale:

	Level 1		Level 2		Level 3		Total
December 31, 2020
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	1,508,693	Ps.	1,508,693
Non- current assets held for sale		—		—		240,412		240,412
	Ps.	—	Ps.	—	Ps.	1,749,105	Ps.	1,749,105

	Level 1		Level 2		Level 3		Total
December 31, 2019
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	870,110	Ps.	870,110
Non- current assets held for sale		—		—		206,193		206,193
	Ps.	—	Ps.	—	Ps.	1,076,303	Ps.	1,076,303

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

For the years ended December 31, 2020, 2019 and 2018

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
Discounted cash flows
Negotiation price, if there are not negotiations, it is calculated by groups of debt securities according to the Superintendency of Pensions methodologies.
	Market price	Bloomberg Generic
Last auction allocation price
Market price(2)
Market price or price calculated based on benchmarks set by price providers methodologies
Securities issued or secured by central banks	Internal model	Discounted cash flows using yields from similar securities outstanding
	Market price	Market price or price calculated based on benchmarks set by price providers methodologies
Last auction allocation price
Securities issued or secured by other financial entities	Discounted cash flow	Theoretical price / estimated price(1)
	Internal model	Discounted cash flows using yields from similar securities outstanding
Discounted cash flows
Negotiation price, if there are not negotiations, it is calculated by groups of debt securities according to the Superintendency of Pensions methodologies.
	Market price	Bloomberg Generic
Market price(2)
Market price or price calculated based on benchmarks set by price providers methodologies
Securities issued or secured by non-financial sector entities	Internal model	Discounted cash flows
	Market price	Theoretical price / estimated price(1)
Market price(2)
Others	Discounted cash flow	Theoretical price / estimated price(1)
	Internal model	Discounted cash flows
Negotiation price, if there are not negotiations, it is calculated by groups of debt securities according to the Superintendency of Pensions methodologies.
	Market price	Bloomberg Generic
Market price(2)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

	Valuation technique Level 2	Significant inputs
Market price or price calculated based on benchmarks set by price providers methodologies
Equity securities
Corporate stock	Market price	Estimated prices(1)
Investment funds	Market price	Market value of underlying assets, less management and administrative fees
Pension and severance funds (3)	Market price	Market value of underlying assets, less management and administrative fees

Trading derivatives
Foreign currency forward	Income	Discounted cash flow
Forward points, discount rates of different currencies and Spot exchange rates
Cash exchange rate and interest rate US$ and CRC (Costa Rica Colón)
TRM, PIPS (Performance Index Paper) points and CCS (Cross Currency Swap) curves
	Market	TRM, curves and market price (2)
Debt securities forward	Income	Discounted cash flow
Interest rate swap	Income	Discounted cash flow
	Market	Forward Exchange rates curve of the operation’s currency
Cross currency swap	Income	Discounted cash flow
	Market	Implicit curves of Exchange rates forwards
Currency options	Income	Discounted cash flow
Black&Sholes&Merton model
	Market	TRM, delta rates interest
Hedging derivatives
Currency forward	Income	Discounted cash flow
	Market	TRM, curves
Foreign currency futures	Income	US$-CHF (Swiss franc) XCCY (CCS) Benchmark Index
LIABILITIES
Derivatives held for trading
Foreign currency forward	Income	Discounted cash flow
Forward points, discount rates of different currencies and Spot exchange rates
Cash exchange rate and interest rate US$ and CRC
TRM, PIPS points and CCS curves
	Market	TRM, curves and market price (2)
Debt securities forward	Income	Discounted cash flow
Interest rate swap	Income	Discounted cash flow
	Market	Forward Exchange rates curve of the operation’s currency
Cross currency swap	Income	Discounted cash flow
	Market	Implicit curves of Exchange rates forwards
Currency options	Income	Discounted cash flow
Black&Sholes&Merton model
	Market	TRM, delta rates interest
Hedging derivatives
Foreign currency forward	Income	Discounted cash flow
Interest rate swap	Income	Discounted cash flow
Discount rate, spot rate

(1)	Estimated Price: A valuation model based on information obtained from a price vendor when it is not able to supply quoted prices (unadjusted) for each security. This model is the basis for the construction of the valuation margin of the securities that is represented on the assigned curve or reference rate. This margin remains constant on the assigned curve or reference rate when calculating the theoretical valuation price.
(2)	Quoted market prices (i.e. obtained from price vendors)
(3)	The subsidiary Porvenir S. A. according to Colombian rules is required to invest to 1% of its total assets under management from severance and mandatory pension funds.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table provides information about valuation techniques and significant unobservable inputs when measuring Level 3 assets and liabilities at recurring fair value.

	Valuation technique Level 3	Significant inputs
ASSETS
Investments in debt securities at fair value
In Colombian Pesos
Other	Discounted cash flow	Projected payments flow of mortgage securitizations
In Foreign Currency
Securities issued or secured by foreign Governments	Market price	Market price or price calculated based on benchmarks set by price providers methodologies
Securities issued or secured by other financial entities	Internal model	Discounted cash flows
	Market price	Market price or price calculated based on benchmarks set by price providers methodologies
Others	Internal model	Discounted cash flows
	Market price	Market price or price calculated based on benchmarks set by price providers methodologies
Equity securities
Investments in equity securities (1)		- Growth in values after 5 years
	Discounted cash flow	- Growth in values after 10 years
- Income
- Discount interest rates
- Discount rates
	Comparable Multiples	- Multiple of EBITDA
Other financial assets
Assets under concession contracts	Discounted cash flow	- Free-cash flow from concession contracts
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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

(1)          Valuation of equity securities Level 3

Investments with fair value hierarchy level 3 have significant unobservable inputs. Level 3 instruments includes equity instruments, which are not quoted on any stock exchange. Given that observable prices are not available for these securities, Grupo Aval has used valuation techniques as discounted cash flows to obtain fair value.

The following table includes a sensitivity analysis of main equity securities as of December 31, 2020 classified at FVOCI level 3.

		Favorable		Unfavorable
Methods and Variables	Variation	impact		impact
Comparable multiples / Recent transaction price
EBITDA Number of times	+/-1 x	Ps.	797,864	Ps.	(797,863)
Adjusted net Asset Value
Non-current financial assets	+/- 1%		143		(319)
Adjusted discounted cash flow
Growth in residual values after 10 years	+/- 1%		11,031		(7,957)
Growth in residual values after 5 years	+/- 1%		17,660		(13,427)
	+/- 30 bp		23,893		20,722
Income	+/- 1%		77,106		(27,526)
Discount interest rates	+/- 50 bp		71,266		(21,190)

(2)          Valuation of financial assets under Gas and Energy concession arrangement rights

Promigas and subsidiaries, designated the financial assets under concession contracts at fair value, the method used to estimate it is discounted cash flows.

The assumptions and inputs used in the calculation of the financial asset estimate were:

●	The expiration date of each concession contract.
●	The proportion of the expiry period left of each of the concession contracts in force.
●	Operational cash flows (only) of the assets under concession.

The components of the calculations are the following:

●	Free cash flow generated solely by assets under concession.
●	Expiry period of the concession.
●	Amount in - perpetuity of the Free Cash Flow (FCF) of the year, estimated factoring in a growth in the residual amount between 1% and 3% each year.
●	Current amount of the residual amount Weighted Average Cost of Capital (WACC *), between 8.64% and 9.09% each year.

(*) Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each, updated annually. The following variables were used for determining the WACC:

●	Beta unlevered USA (Oil/Gas Distribution): Damodaran. (Unlevered Beta 0.61, 2019)
●	Risk Free Rate, Source: Geometric Average 1992-2019 of American bonds “T-Bonds”.
●	Market Return, Source: Geometric Average 1992-2019 Damodaran “Stocks” USA.
●	Market Premium: Market Return – Risk Free Rate.
●	Country Risk Premium: Average last 5 years EMBI (Difference between 10-year Colombian sovereign bonds and 10 years “T-Bonds”). Damodaran.
●	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Sensitivity analysis

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to Government entities at the expiration date of the contracts. The value of the financial asset at December 31, 2020 is Ps. 2,958,385 and Ps. 2,706,030 at 2019, the sensitivity analysis shows their increase or decrease.

	December 31, 2020				December 31, 2019
Variable	+100 bps		-100 bps		+100 bps		-100 bps
WACC	Ps.	(675,517)	Ps.	1,029,057	Ps.	(637,556)	Ps.	979,942
Perpetuity growth rate		596,031		(420,953)		550,652		(387,750)

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

The main assumptions used for determining the fair value of the principal biological assets are as follows:

1.          Biological assets growing in rubber crops:

The price of natural rubber used to calculate the 2021-2023 cash flows was forecasted based on the average of the last 3 years of the Technically Specified Rubber (TSR20) per ton since  January 2018 Ps. 0.41 (US$  1,410/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually based on the expected US inflation rate.

2.          Biological assets growing in African palm crops:

The price of African palm oil (US$ per ton) used to calculate the 2021-2022 cash flows was forecasted based on the average price of palm oil since January 2019 (US$ 699/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually with the expected US inflation rate.

(4)          Investment properties

Investment properties are recognized at fair value, based on a valuation made at each year-end period using, as a basis, independent appraisal expert whose report is obtained and reviewed by management. While in the countries in which we operate, the frequency of transactions in the real state sector is low compared to other more developed markets, management believes there are enough references to assess the fair value of investment properties owned by Grupo Aval and its subsidiaries based on comparable market transactions. (See note 15.4)

Fire-sales are excluded from the comparable transactions used to estimate the fair-value of investment properties. Management has reviewed the main assumptions used by the independent external appraisers (such as inflation, interest rates, etc.) and believes they are consistent with market conditions at each end of period. However, management believes that the estimation of the fair value of investment properties depends on significant judgment from the independent expert appraisers, and as such, there could be a significant probability that the actual price of sale of a property differs from its fair value. (See note 5.1)

5.4          Transfers between level 1 and level 2 of the fair value hierarchy

The following table summarizes the transfer between fair value levels 1 and 2 during 2020 and 2019. In general, transfers between Level 1 and Level 2 in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

December 31, 2020

	Investments in debt				Investments in debt
	securities at FVTPL				securities at FVOCI
	Transfers between:				Transfers between:
	Level 2 to 1		Level 1 to 2		Level 2 to 1		Level 1 to 2
Securities issued or secured by Colombian Government	Ps.	64,374	Ps.	—	Ps.	685,075	Ps.	—
	Ps.	64,374	Ps.	—	Ps.	685,075	Ps.	—

December 31, 2019

	Investments in debt				Investments in debt
	securities at FVTPL				securities at FVOCI
	Transfers between:				Transfers between:
	Level 2 to 1		Level 1 to 2		Level 2 to 1		Level 1 to 2
Securities issued or secured by Colombian Government	Ps.	—	Ps.	—	Ps.	72,451	Ps.	591,093
Securities issued or secured by other Colombian Government entities		—		1		—		38,324
Securities issued or secured by other financial entities		—		—		3,301		119,271
	Ps.	—	Ps.	1	Ps.	75,752	Ps.	748,688

There were no transfers of fair values between levels 2 to or from level 3.

5.5          Reconciliation Level 3 of the fair value hierarchy

The reconciliation of the balances at the beginning of the period to the closing balances with the fair value measurements classified at Level 3 is shows in the following table.

	Financial assets				Financial assets in
	in debt		Equity		concession		Biological		Investment
	securities		instruments		arrangements		assets		properties
January 01, 2018	Ps.	19,602	Ps.	25,341	Ps.	2,282,611	Ps.	66,139	Ps.	783,794
Adoption IFRS 9		—		102,214		—		—		—
Valuation adjustment with an effect on income		(5,119)		9,207		205,803		20,606		39,415
Valuation adjustments with an effect on OCI		—		1,426		—		—		—
Transfers from non-current assets held for sale		—		—		—		—		19,719
Reclassification		—		25,989		—		(96)		10,780
Additions		—		396,136		—		20,900		61,300
Sales / redemptions		(750)		—		—		(23,343)		(78,684)
December 31, 2018	Ps.	13,733	Ps.	560,313	Ps.	2,488,414	Ps.	84,206	Ps.	836,324
Valuation adjustment with an effect on income		(3,018)		18,721		217,616		18,914		19,597
Valuation adjustments with an effect on OCI		—		3,101		—		—		5,288
Transfers from non-current assets held for sale		—		—		—		—		21,722
Reclassification		—		—		—		—		(2,078)
Additions		—		238		—		20,559		116,702
Sales / redemptions		(613)		(74)		—		(18,822)		(68,989)
December 31, 2019	Ps.	10,102	Ps.	582,299	Ps.	2,706,030	Ps.	104,857	Ps.	928,566
Valuation adjustment with an effect on income		(1,390)		313,139		252,355		15,021		(46,924)
Valuation adjustments with an effect on OCI		(1,772)		6,960		—		—		9,014
Transfers from non-current assets held for sale		—		—		—		—		4,323
Reclassification		—		108		—		—		11,685
Business combination		—		—		—		—		10,164
Effect of movements in exchange rates		—		—		—		—		(700)
Additions		99,094	(*)	257,457		—		21,285		37,533
Sales / redemptions		(10,685)		—		—		(18,488)		(145,105)
December 31, 2020	Ps.	95,349	Ps.	1,159,963	Ps.	2,958,385	Ps.	122,675	Ps.	808,556

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

(*)    This addition of Ps.257,457 corresponds to: The initial value of the Private Equity Fund Nexus Inmobiliario del Banco de Occidente and Fiduciaria de Occidente for Ps.250,768 and the other Ps.6,689 refers to new investments in instruments of equity held for trading (shares) of Leasing Bogotá Panamá – Multibank.

5.6          Fair Value of Financial Assets and Liabilities recognized at Amortized Cost

The following table shows a summary of financial assets and liabilities accounted at amortized cost and valued at fair value as of December 31, 2020 and 2019, only for disclosure purposes.

	December 31, 2020				December 31, 2019
	Carrying		Fair Value		Carrying		Fair Value
	Amount		Estimate		Amount		Estimate
Assets
Investments in debt securities at amortized cost (1)	Ps.	5,580,128	Ps.	5,559,263	Ps.	3,053,862	Ps.	3,031,355
Credit portfolio at amortized cost (2)		195,541,994		203,901,379		173,942,317		183,308,411
Total financial assets	Ps.	201,122,122	Ps.	209,460,642	Ps.	176,996,179	Ps.	186,339,766

Liabilities
Customer deposits (3)	Ps.	211,841,597	Ps.	216,035,503	Ps.	175,491,421	Ps.	176,310,606
Financial obligations (4)		58,624,766		60,181,205		54,844,576		56,116,678
Total financial liabilities	Ps.	270,466,363	Ps.	276,216,708	Ps.	230,335,997	Ps.	232,427,284

(1) Financial assets at amortized cost

Fair value of fixed income investments at amortized cost was determined using the dirty price given by the price supplier, securities in an active market and with a market price for the day of the valuation are classified as level 1; securities with no active market and/or with an estimated price (present value of the flows of a security, discounted with the reference rate and the corresponding margin) given by the supplier are classified as level 2 and level 3.

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

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 6 – CLASSIFICATION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

See accounting policies in Notes 2(2.5).

The following table provides a reconciliation of gross amount between line items in the statement of financial position and categories of financial instruments as of December 31, 2020 and 2019.

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2020		at		debt		equity		Amortized		carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	34,025,535	Ps.	34,025,535
Trading assets	8		11,038,856		—		—		—		11,038,856
Debt securities			4,780,993		—		—		—		4,780,993
Equity securities			5,123,939		—		—		—		5,123,939
Derivative assets			1,133,924		—		—		—		1,133,924
Investment securities	9		7,385		28,966,356		1,515,090		5,580,128		36,068,959
Measured at fair value			7,385		28,966,356		1,515,090		—		30,488,831
Measured at amortized cost			—		—		—		5,580,128		5,580,128
Loans	11		—		—		—		206,447,165		206,447,165
Other accounts receivable	12		2,958,385		—		—		12,381,009		15,339,394
Measured at fair value			2,958,385		—		—		—		2,958,385
Measured at amortized cost			—		—		—		12,381,009		12,381,009
Hedging derivative assets	10		156,220		—		—		—		156,220
Total financial assets		Ps.	14,160,846	Ps.	28,966,356	Ps.	1,515,090	Ps.	258,433,837	Ps.	303,076,129

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	1,452,574	Ps.	—	Ps.	—	Ps.	—	Ps.	1,452,574
Hedging derivative liabilities	10		56,627		—		—		—		56,627
Customer deposits	20		—		—		—		211,841,597		211,841,597
Financial obligations	21		—		—		—		58,624,766		58,624,766
Total financial liabilities		Ps.	1,509,201	Ps.	—	Ps.	—	Ps.	270,466,363	Ps.	271,975,564

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2019		at		debt		equity		Amortized		carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	30,117,236	Ps.	30,117,236
Trading assets	8		9,113,668		—		—		—		9,113,668
Debt securities			4,673,113		—		—		—		4,673,113
Equity securities			3,523,121		—		—		—		3,523,121
Derivative assets			917,434		—		—		—		917,434
Investment securities	9		10,102		21,608,992		1,328,092		3,053,862		26,001,048
Measured at fair value			10,102		21,608,992		1,328,092		—		22,947,186
Measured at amortized cost			—		—		—		3,053,862		3,053,862
Loans	11		—		—		—		182,128,114		182,128,114
Other accounts receivable	12		2,706,030		—		—		9,282,734		11,988,764
Measured at fair value			2,706,030		—		—		—		2,706,030
Measured at amortized cost			—		—		—		9,282,734		9,282,734
Hedging derivative assets	10		166,598		—		—		—		166,598
Total financial assets		Ps.	11,996,398	Ps.	21,608,992	Ps.	1,328,092	Ps.	224,581,946	Ps.	259,515,428

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	962,438	Ps.	—	Ps.	—	Ps.	—	Ps.	962,438
Hedging derivative liabilities	10		94,298		—		—		—		94,298
Customer deposits	20		—		—		—		175,491,421		175,491,421
Financial obligations	21		—		—		—		54,844,576		54,844,576
Total financial liabilities		Ps.	1,056,736	Ps.	—	Ps.	—	Ps.	230,335,997	Ps.	231,392,733

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 7 – CASH AND CASH EQUIVALENTS

Balances of cash and cash equivalents comprise the following as of December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
In Colombian Pesos
Cash	Ps.	4,008,010	Ps.	4,466,144
Deposits in the Colombian central bank		3,632,924		4,755,515
Demand deposits in banks and other financial entities		230,389		266,964
Clearing houses		537		1,248
Investments in debt securities maturing in under three months		1,559		31,353
Cash held for specific purposes		9,310		50,078
	Ps.	7,882,729	Ps.	9,571,302
In foreign currency
Cash		2,329,999		2,186,402
Demand deposits in banks and other financial entities		22,354,601		18,359,532
Investments in debt securities maturing in under three months		1,387,800		—
Cash held for specific purposes		70,406		—
	Ps.	26,142,806	Ps.	20,545,934
Total cash and cash equivalents	Ps.	34,025,535	Ps.	30,117,236

Grupo Aval´s banking subsidiaries had cash reserves to comply with the mandatory (see note 4.3) amount for time deposits, checking accounts and savings accounts for Ps. 14,342,075 and Ps. 16,806,578 at December 31, 2020 and 2019, respectively.

NOTE 8 – TRADING ASSETS AND LIABILITIES

Balances of trading asset and liabilities comprise the following as of December 31, 2020 and 2019:

			December 31,		December 31,
	Note	2020		2019
Trading assets
Debt securities	8.1	Ps.	4,780,993	Ps.	4,673,113
Equity securities	8.2		5,123,939		3,523,121
Derivative assets	8.3		1,133,924		917,434
		Ps.	11,038,856	Ps.	9,113,668

Trading liabilities
Derivative liabilities	8.3		1,452,574		962,438
		Ps.	1,452,574	Ps.	962,438
Total trading assets and liabilities net		Ps.	9,586,282	Ps.	8,151,230

8.1         Trading investments in debt securities

The following is the balance at December 31, 2020 and 2019.

	December 31,		December 31,
	2020		2019
Securities issued or secured by the Colombian Government	Ps.	2,831,979	Ps.	2,425,760
Securities issued or secured by other Colombian Government entities		187,295		175,794
Securities issued or secured by foreign Governments		201,312		139,534
Securities issued or secured by central banks		—		13,966
Securities issued or secured by other financial entities		1,502,818		1,850,422
Securities issued or secured by non-financial sector entities		24,975		33,942
Others		32,614		33,695
Total trading debt securities	Ps.	4,780,993	Ps.	4,673,113

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

8.2          Trading investments in equity securities

The following is the balance at December 31, 2020 and 2019.

	December 31,		December 31,
	2020		2019
In Colombian Pesos
Corporate stock	Ps.	1,297	Ps.	1,679
Investment funds (1) (2)		3,019,846		1,587,495
Pension and severance funds (3)		1,978,634		1,847,317
	Ps.	4,999,777	Ps.	3,436,491

In foreign currency
Corporate stock	Ps.	42,649	Ps.	34,796
Investment funds		81,513		51,834
	Ps.	124,162	Ps.	86,630
Total equity securities	Ps.	5,123,939	Ps.	3,523,121

(1)   Grupo Aval has restricted investment funds related to Concesionaria Nueva Vía al Mar Ps. 156,635 and Concesionaria Vial del Pacífico Ps. 26,935.

(2)   Includes investments in the private real estate fund Nexus as of December 31, 2020, Ps. 971,736 and as of December 31, 2019, Ps.411,898.

(3)   Pursuant to Colombian rules, Porvenir S. A. is required to directly invest 1% of the total assets of these funds in mandatory severance and pension funds managed by Porvenir.

8.3          Trading derivatives assets and liabilities

Trading derivative assets and liabilities comprise the following as of December 31, 2020 and 2019.

	December 31, 2020				December 31, 2019
	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	83,935	Ps.	1,081,010	Ps.	30,706	Ps.	750,384
Foreign currency to sell		733,226		31,429		734,460		65,009
Debt securities to buy		—		—		150		277
Debt securities to sell		349		2,071		103		298
Subtotal	Ps.	817,510	Ps.	1,114,510	Ps.	765,419	Ps.	815,968
Swap
Cross currency		31,394		39,705		34,682		31,808
Interest rate		245,618		251,414		73,481		64,673
Subtotal	Ps.	277,012	Ps.	291,119	Ps.	108,163	Ps.	96,481
Futures contracts
Debt securities to buy		—		—		—		52
Index to buy		—		1,165		—		—
Subtotal	Ps.	—	Ps.	1,165	Ps.	—	Ps.	52
Options contracts
Foreign currency to buy		30,889		2,003		43,069		977
Foreign currency to sell		8,513		43,777		783		48,960
Subtotal		39,402		45,780		43,852		49,937
Total derivative assets and liabilities trading	Ps.	1,133,924	Ps.	1,452,574	Ps.	917,434	Ps.	962,438

Derivative instruments contracted by Grupo Aval or its subsidiaries are generally traded in either domestic financial markets or in over-the-counter international markets. Derivative instruments have a net favorable position (asset) or a net unfavorable position (liability) as a result of fluctuations in exchange rates, in interest rates or other variables relating to market conditions. As a result, the aggregate amount of fair values of the assets and liabilities in derivative instruments may vary significantly from time to time.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

8.4          Trading assets in debt securities pledged as collateral

The following is a list of held-for-trading financial assets that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

	December 31,		December 31,
	2020		2019
Pledged as collateral in money market operations
Securities issued or secured by central banks	Ps.	—	Ps.	12,454
Securities issued or secured by foreign Governments		27,440		53,900
Securities issued or secured by Colombian Government		1,306,043		533,358
Securities issued or secured by other financial entities		50,801		15,775
Others		7,545		—
	Ps.	1,391,829	Ps.	615,487
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	59,743	Ps.	5,433
	Ps.	59,743	Ps.	5,433
Pledged as collateral to financial obligations
Securities issued or secured by foreign Governments	Ps.	7	Ps.	—
	Ps.	7	Ps.	—
	Ps.	1,451,579	Ps.	620,920

(*)    Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

NOTE 9 – INVESTMENT SECURITIES

Balances of investment securities comprise the following as of December 31, 2020 and 2019:

	Note	December 31, 2020		December 31, 2019

Investments in debt securities mandatorily at FVTPL	9.1	Ps.	7,385	Ps.	10,102
Investments in debt securities at FVOCI	9.2		28,966,356		21,608,992
Investments in debt securities at amortized cost	9.3		5,580,128		3,053,862
Investments in equity securities at FVOCI	9.4		1,515,090		1,328,092
		Ps.	36,068,959	Ps.	26,001,048

Loss impairment
Investments in debt securities at amortized cost	4.1.5		(7,195)		(737)
		Ps.	(7,195)	Ps.	(737)
Total investment securities net		Ps.	36,061,764	Ps.	26,000,311

9.1          Investments in debt securities mandatorily at FVTPL

The following table includes investments on asset-backed securities mandatorily at FVTPL because the contractual cash flows of these securities are not SPPI on the principal outstanding.

	December 31, 2020		December 31, 2019

Others		7,385		10,102
Total investments in debt securities mandatorily at FVTPL	Ps.	7,385	Ps.	10,102

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

9.2          Investments in debt securities at FVOCI

The following table includes investments in debt securities at FVOCI as of December 31, 2020 and 2019:

December 31, 2020

Debt securities	Cost		Unrealized Gain		Unrealized Losses			Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	12,627,235	Ps.	220,361	Ps.	(397)	Ps.	12,847,199	Ps.	5,290
Securities issued or secured by other Colombian Government entities		439,163		21,910		—		461,073		494
Securities issued or secured by foreign Governments		9,558,777		184,925		(80,378)		9,663,324		73,326
Securities issued or secured by central banks		1,861,216		4,117		(2,411)		1,862,922		4,293
Securities issued or secured by other financial entities		2,843,649		69,033		(250)		2,912,432		8,707
Securities issued or secured by non-financial sector entities		47,550		2,020		—		49,570		51
Others		1,124,667		45,665		(496)		1,169,836		4,325
Total debt securities at FVOCI	Ps.	28,502,257	Ps.	548,031	Ps.	(83,932)	Ps.	28,966,356	Ps.	96,486

December 31, 2019

Debt securities		Cost		Unrealized Gain		Unrealized Losses		Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	11,556,588	Ps.	118,746	Ps.	(31,392)	Ps.	11,643,942	Ps.	3,476
Securities issued or secured by other Colombian Government entities		448,710		17,654		(686)		465,678		482
Securities issued or secured by foreign Governments		4,777,822		219,998		(390)		4,997,430		25,132
Securities issued or secured by central banks		969,832		2,354		(2,091)		970,095		1,210
Securities issued or secured by other financial entities		3,033,397		22,451		(923)		3,054,925		2,850
Securities issued or secured by non-financial sector entities		34,325		515		—		34,840		38
Others		434,719		7,411		(48)		442,082		892
Total debt securities at FVOCI	Ps.	21,255,393	Ps.	389,129	Ps.	(35,530)	Ps.	21,608,992	Ps.	34,080

The following table shows amounts reclassified to profit or loss from OCI before taxes, related to fixed income investments debt securities measured at FVOCI:

	December 31, 2020		December 31, 2019
Redemptions or sales		612,127		232,738
ECL allowance		(68,072)		53,511
Total reclassified to profit or loss	Ps.	544,055	Ps.	286,249

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

9.3 Investments in debt securities at amortized cost

The following table includes investments in debt securities at amortized cost as of December 31, 2020 and 2019:

Debt securities	December 31, 2020		December 31, 2019
Securities issued or secured by Colombian Government	Ps.	1,674,180	Ps.	—
Securities issued or secured by other Colombian Government entities		3,378,438		3,029,802
Securities issued or secured by foreign Governments		34,747		23,043
Securities issued or secured by other financial entities		300,898		1,017
Others		191,866		—
Total debt securities at amortized cost	Ps.	5,580,128	Ps.	3,053,862

The following is a summary of investments in debt securities at amortized cost by maturity dates:

	December 31, 2020		December 31, 2019

Up to 1 month	Ps.	661,313	Ps.	693,328
More than 1 month and no more than 3 months		315,593		12,787
More than 3 months and no more than 1 year		4,305,327		2,347,747
More than 1 year and no more than 5 years		122,578		—
More than 5 years and no more than 10 years		152,132		—
More than 10 years		23,185		—
Total	Ps.	5,580,128	Ps.	3,053,862

9.4          Investments in equity securities at fair value through OCI

The following is the balance at December 31, 2020 and 2019.

December 31, 2020

	Cost		Unrealized Gain		Unrealized Losses		Fair Value
In Colombian Pesos
Corporate stock	Ps.	585,793	Ps.	914,664	Ps.	(3,704)	Ps.	1,496,753
In foreign currency
Corporate stock		13,363		4,974		—		18,337
Total equity securities	Ps.	599,156	Ps.	919,638	Ps.	(3,704)	Ps.	1,515,090

December 31, 2019

	Cost		Unrealized Gain		Unrealized Losses		Fair Value

In Colombian Pesos
Corporate Stock	Ps.	593,573	Ps.	720,402	Ps.	(4,439)	Ps.	1,309,536
In foreign currency
Corporate Stock		12,465		6,091		—		18,556
Total equity securities	Ps.	606,038	Ps.	726,493	Ps.	(4,439)	Ps.	1,328,092

Variations in fair values fundamentally reflect variations in the performance of companies and market conditions mainly due to changes in interest rates and other economic trends in the country where the investment is held. At December 31, 2020 and 2019 Grupo Aval considers that there is no evidence of deterioration.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The details of equity instruments through OCI as of December 31, 2020 and 2019 are as follows.

Entity (*)	December 31, 2020		December 31, 2019
Empresa de Energia de Bogota S.A. E.S.P.	Ps.	1,259,541	Ps.	1,055,163
Gas Natural S.A. ESP (**)		—		45,945
Mineros S.A.		93,134		72,638
Bolsa de Valores de Colombia S.A.		47,947		46,817
Sociedades Portuarias		38,142		29,840
Others		76,325		77,689
Total	Ps.	1,515,090	Ps.	1,328,092

(*)    These investments in equity securities have been designated as FVOCI considering that they represent strategic investments for Grupo Aval and therefore, they are not expected to be sold in a foreseeable future.

(**)   During the second half of 2020, our investment in 621,866 shares of the company Gas Natural S. A.,  was sold, at a profit of Ps. 29,224. Given that the investment had been classified as measured at fair value with changes in other comprehensive income, this realized gain was recognized directly to retained earnings and did not affect the result of the period.

For the years ended December 31, 2020 and 2019, dividends from these equity investments in the amount of Ps. 91,565 and Ps. 84,686 respectively, were recognized in profit or loss in other income line (see note 30).

9.5          Investment in debt at FVOCI and amortized cost securities pledged as collateral

The following is a list of debt securities at FVOCI and amortized cost that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

9.5.1 Investment in debt securities through OCI

	December 31,		December 31,
	2020		2019
Pledged as collateral in money market operations
Securities issued or secured by central banks	Ps.	869	Ps.	—
Securities issued or secured by foreign Governments		1,157,382		—
Securities issued or secured by Colombian Government		3,603,797		6,116,290
Securities issued or secured by other Colombian Government entities		43,602		24,554
Securities issued or secured by other financial entities		143,554		42,068
Others		163,605		40,536
	Ps.	5,112,809	Ps.	6,223,448
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government		10,247		158,850
	Ps.	10,247	Ps.	158,850
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government		615,099		439,160
	Ps.	615,099	Ps.	439,160
Other collaterals
Securities issued or secured by central banks		—		167,042
	Ps.	—	Ps.	167,042
	Ps.	5,738,155	Ps.	6,988,500

(*) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

9.5.2 Investment in debt securities at amortized cost

	December 31,		December 31,
	2020		2019
Pledged as collateral in money market operations
Securities issued or secured by other Colombian Government entities	Ps.	70,197	Ps.	323,954
Securities issued or secured by other financial entities		182,076		—
	Ps.	252,273	Ps.	323,954
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	573,134	Ps.	—
	Ps.	573,134	Ps.	—
	Ps.	825,407	Ps.	323,954

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

Hedges of net investment in foreign operations

Banco de Bogotá, Banco de Occidente and Promigas are exposed to foreign exchange risk related to their investments in foreign subsidiaries, that have the US Dollar as functional currency.

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

Changes in the Colombian peso against the U.S. dollar have been as follows:

Date	Value of US$ 1	Variation in pesos
December 31, 2018	3,249.75	265.75
December 31, 2019	3,277.14	27.39
December 31, 2020	3,432.50	155.36

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

According to the information described above, the following table shows movements of OCI gross of taxes, related to hedges of net investment in foreign operations:

			Exchange		Exchange
	Translation		difference of		difference
	adjustment of		financial		in forward		Net OCI
Detail of investment	the investments		liabilities		contracts		account
Leasing Bogotá Panamá	Ps.	822,384	Ps.	(321,144)	Ps.	(1,011,842)	Ps.	(510,602)
Other subsidiaries and branches Banco de Bogotá (2)		22,093		—		(22,974)		(881)
Occidental Bank Barbados		6,923		(6,923)		—		—
Banco de Occidente Panamá		7,392		(7,392)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.		5,657		(5,657)		—		—
Gases del Pacífico S.A.C.		(3,928)		(2,579)		—		(6,506)
Gas Natural de Lima y Callao S.A.C. – Calidda		23,593		(23,593)		—		—
Gas Comprimido del Perú S.A.C.		(1,136)		1,136		—		—
Gases del Norte del Perú S.A.C.		43		(43)		—		—
Total	Ps.	883,022	Ps.	(366,195)	Ps.	(1,034,816)	Ps.	(517,989)

According to information described above, the following table contains details of hedging operations carried out to cover foreign denominated equity investments. The analysis shows current amount of OCI gross of taxes:

December 31, 2020

	Thousands of US$				Ps. millions
		Amount of
		hedge by		Cumulative
		financial	Amount of	translation		Exchange		Exchange
		liabilities in	hedge by	adjustment		difference of		difference in
	Investment	foreign	forward	of the		financial		forward		Net OCI
Detail of investment	amount	currency	contracts	investments		liabilities		contracts		account
Leasing Bogotá Panamá (3)	4,272,887	(2,067,100)	(809,381)	Ps.	5,053,321	Ps.	(1,972,967)	Ps.	(3,728,056)	Ps.	(647,702)
Other subsidiaries and branches Banco de Bogotá (1)	147,869	—	(147,523)		151,709		—		(150,307)		1,402
Occidental Bank Barbados	33,841	(33,841)	—		32,671		(32,671)		—		—
Banco de Occidente Panamá	48,514	(48,514)	—		44,768		(44,768)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P. (3)	28,365	(28,365)	—		14,989		(14,989)		—		—
Gases del Pacífico S.A.C. (2)	16,124	(16,124)	—		(1,626)		(6,069)		—		(7,695)
Gas Natural de Lima y Callao S.A.C. – Calidda (3)	112,773	(112,773)	—		19,616		(19,616)		—		—
Gas Comprimido del Perú S.A.C. (2)	4,820	(4,820)	—		(1,136)		1,136		—		—
Gases del Norte del Perú S.A.C. (2)	699	(699)	—		43		(43)		—		—
Total	4,665,892	(2,312,236)	(956,904)	Ps.	5,314,355	Ps.	(2,089,987)	Ps.	(3,878,363)	Ps.	(653,995)

(1)   Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro, Nassau and contributions of foreign branches in Miami and New York.

(2)   Includes only a portion of this investments hedged

(3)   Banco de Bogotá’s Board of Directors approved “uncovering” part of the value of the net investment abroad through the reduction in the size of the hedging with derivatives, likewise, it authorized to stop covering the monthly increases in the value of the investment through equity method. The amount of unhedged translation adjustment of the investments was of Ps. 510,602 during year 2020.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

December 31, 2019

	Thousands of US$				Ps. millions
		Amount of
		hedge by		Cumulative
		financial	Amount of	translation		Exchange		Exchange
		liabilities in	hedge by	adjustment		difference of		difference in
	Investment	foreign	forward	of the		financial		forward		Net OCI
Detail of investment	amount	currency	contracts	investments		liabilities		contracts		account
Leasing Bogotá Panamá	4,475,304	(2,067,100)	(2,391,651)	Ps.	4,230,937	Ps.	(1,651,823)	Ps.	(2,716,214)	Ps.	(137,100)
Other subsidiaries and branches Banco de Bogotá (1)	139,662	—	(137,752)		129,616		—		(127,333)		2,283
Occidental Bank Barbados	31,027	(31,027)	—		25,748		(25,748)		—		—
Banco de Occidente Panamá	38,924	(38,924)	—		37,376		(37,376)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P. (2)	26,214	(26,214)	—		9,332		(9,332)		—		—
Gases del Pacífico S.A.C. (2)	2,500	(2,500)	—		2,302		(3,490)		—		(1,189)
Gas Natural de Lima y Callao S.A.C. – Calidda (2)	131,606	(131,606)	—		(3,977)		3,977		—		—
Total	4,845,237	(2,297,371)	(2,529,403)	Ps.	4,431,333	Ps.	(1,723,792)	Ps.	(2,843,547)	Ps.	(136,006)

(1)	Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro, Nassau and contributions of foreign branches in Miami and New York.
(2)	Includes only a portion of this investments hedged

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

Hedging with Debt in Foreign Currency in U.S. dollars

Debt financial instruments that are not derivatives can be designated as hedging instruments for changes in foreign currency exchange rates. According to this rule, Banco de Bogotá and Banco de Occidente designed debt denominated in U.S. dollar as hedging instruments of their foreign subsidiaries as follows:

●	Bonds issued by Banco de Bogotá in the international market were designated as hedging instruments of its investment in Leasing Bogotá Panamá amounting US$2,067 million in 2020 and 2019.
●	Other financial liabilities in the amount of US$245 million as December 31, 2020 (US$102 million as of December 31, 2019) were used to hedge part of the net foreign investment that Banco de Occidente and Promigas have in foreign subsidiaries as part of a hedging strategy, by which new obligations are continuously designated as hedging instruments to replace the previous ones as they expire over time.
●	Between December 21, 2015 and November 2, 2016, financial liabilities designated as hedging instruments described above included an intra-group liability amounting to US$ 500 million that Banco de Bogotá had as a hedging instrument of its investment in Leasing Bogotá Panamá. This operation was eliminated in the consolidation process of Grupo Aval and was excluded from the foreign investment hedge accounting. Starting on May 1st and up to November 2nd, 2016 Grupo Aval designated financial assets in foreign debt securities amounting to US$ 500 million as cash flow hedge, the foreign exchange differences of this intra-group liability were not eliminated in the consolidation process and recorded in Other Comprehensive Income in the amount of 73,708. This amount could be realized in the future as income when the investment in Leasing Bogotá Panamá is sold. On November 2nd, 2016 Banco de Bogotá cancelled the intragroup liability amounting to US$ 500 million which was replaced in the foreign investment hedge accounting with other obligations in foreign currency with third parties.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

The following is the summary of Promigas and its subsidiaries open cash flow hedges:

	December 31, 2020	December 31, 2019
Income in Thousands of US$ dollars forecasted	187,128	92,611
Notional amount contracts forward Thousands of US$	187,128	92,611
% hedged	100%	100%
Fair value in Colombian pesos	(4,345)	(874)
# of contracts	144	158

Hedging of exchange rate risk

As of December 31, 2020, MFG uses interest rate swaps and cross currency swaps (“Cross Currency Swaps”) to reduce the exchange rate risk of financial liabilities. Such contracts are recorded at fair value in the consolidated statement of financial position, in other assets and other liabilities, as appropriate.

	December 31, 2020	December 31, 2019
Income in Thousands of US$ dollars forecasted	113,257	—
Notional amount contracts swap Thousands of US$	100,000	—
% hedged	88%	—%
Fair value in Colombian pesos	17,979	—
# of contracts	1	—

During the years ended December 31, 2020, 2019 and 2018, an exchange difference recognized under “Other Comprehensive Income” as a result of cash flow hedge accounting of income (loss) from these highly probable transactions, was reclassified to profit or loss in the amounts of Ps. 34,183, Ps. 20,066 and Ps. (276) respectively.

The movement of the accumulated OCI account related to cash flow hedges in Colombian pesos during the years ended on December 31, 2020, 2019 and 2018 is as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
Balance at the beginning of the year	Ps.	(874)	Ps.	(14,342)	Ps.	5,447
Changes in the fair value of the hedge forward contracts		(33,351)		(6,598)		(19,513)
Reclassified to profit or loss		34,183		20,066		(276)
Balance at the end of the year	Ps.	(42)	Ps.	(874)	Ps.	(14,342)

Fair value hedges of interest rate risk

As of December 31, 2020, the MFG uses interest rate swaps to reduce the risk of interest rates on financial assets and financial liabilities. Said contracts are recorded at fair value in the consolidated statement of financial position, under the line of derivatives for hedging assets or liabilities, as appropriate.

				Carrying amount				Change in
Fair value hedges		Notional amount		Assets		Liabilities		fair value
Hedging instruments
Insterest rate Swap	Ps.	70,366	Ps.	-	Ps.	21,438	Ps.	29,695
Cross currency swaps		343,250		32,895		-		5,427
Items designated hedged
Securities issued or secured by Government and Corporate issuers		70,366		71,062		-		(4,948)
Bonds issued		343,250		-		388,754		(26,427)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Derivative Financial Instruments for hedging purposes comprise the following:

According to information described above, the following table contains the fair value of derivative financial instruments used for hedging:

	December 31, 2020				December 31, 2019
Item	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	951	Ps.	26,473	Ps.	14	Ps.	74,529
Foreign currency to sale		122,374		451		166,584		16,197
Subtotal	Ps.	123,325	Ps.	26,924	Ps.	166,598	Ps.	90,726
Swap
Cross currency		32,895		—		—		—
Interest rate		—		29,703		—		3,572
Subtotal	Ps.	32,895	Ps.	29,703	Ps.	—	Ps.	3,572
Total hedge derivatives	Ps.	156,220	Ps.	56,627	Ps.	166,598	Ps.	94,298

NOTE 11 – LOANS

11.1          Loan Portfolio by Product

The distribution of the loan portfolio of Grupo Aval by product is shown as follows:

	December 31, 2020		December 31, 2019
General purpose loans	Ps.	79,602,750	Ps.	68,949,019
Payroll loans		24,905,547		21,702,173
Mortgages		22,757,640		18,661,389
Personal loans		16,908,282		15,296,573
Credit Cards		16,607,901		16,891,296
Working capital loans		16,164,803		15,476,328
Commercial financial leases		10,636,603		10,348,941
Automobile and vehicle loans		7,115,987		5,759,560
Interbank & overnight funds		4,693,678		2,718,961
Loans funded by development banks		3,900,175		3,546,973
Housing leases		1,801,130		1,560,294
Overdrafts		641,564		553,765
Microcredit		372,321		410,320
Consumer financial leases		338,784		252,522
Gross balance of loan portfolio	Ps.	206,447,165	Ps.	182,128,114
Loss allowance loan portfolio (1)		(10,905,171)		(8,185,797)
Net balance of loan portfolio	Ps.	195,541,994	Ps.	173,942,317

(1)   See loss allowance reconciliations from the opening to the closing balance in note 4.1.5.

11.2          Loan portfolio by maturity

The distribution of Grupo Aval´s loan portfolio by contractual maturity period is as follows:

December 31, 2020

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial	Ps.	45,689,138	Ps.	27,230,670	Ps.	16,500,368	Ps.	21,566,762	Ps.	110,986,938
Consumer		17,061,123		11,388,303		11,229,958		26,156,073		65,835,457
Mortgage		548,925		846,345		998,398		22,165,103		24,558,771
Microcredit		198,886		146,578		20,728		6,129		372,321
Interbank and overnight funds		4,693,678		—		—		—		4,693,678
Total gross loan portfolio	Ps.	68,191,750	Ps.	39,611,896	Ps.	28,749,452	Ps.	69,894,067	Ps.	206,447,165

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

December 31, 2019

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial	Ps.	43,563,371	Ps.	21,361,808	Ps.	14,377,652	Ps.	19,633,868	Ps.	98,936,699
Consumer		16,960,850		11,120,798		10,977,705		20,781,098		59,840,451
Mortgage		435,684		767,773		916,274		18,101,952		20,221,683
Microcredit		225,440		171,324		11,060		2,496		410,320
Interbank and overnight funds		2,718,961		—		—		—		2,718,961
Total gross loan portfolio	Ps.	63,904,306	Ps.	33,421,703	Ps.	26,282,691	Ps.	58,519,414	Ps.	182,128,114

(**) See section 4.1.1.A Loan portfolio disclosure changes.

11.3          Interest income by portfolio

The interest income of the loan portfolio of Grupo Aval by portfolio is shown as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
Commercial	Ps.	7,631,416	Ps.	7,533,115	Ps.	7,337,218
Consumer		9,319,044		8,935,803		8,280,113
Mortgage		1,862,105		1,658,115		1,442,638
Microcredit		95,679		106,062		108,472
Repos, interbank loans portfolio		38,785		258,072		222,174
Total interest income	Ps.	18,947,029	Ps.	18,491,167	Ps.	17,390,615

11.4          Financial Leasing portfolio

As of December 31, 2020, and 2019 the following table shows the reconciliation between gross investment in financial leasing and the present value of minimum payments to be received in these dates:

	December 31, 2020		December 31, 2019
Total gross rent payments receivable	Ps.	17,861,864	Ps.	18,103,115
Less amounts representing running costs (such as taxes, maintenance, insurances, etc.,)		(564)		(238)
Plus, estimated residual amount of assets given for rental (without guarantee)		22,526		22,625
Gross investment in contracts of financial leasing		17,883,826		18,125,502
Less unrealized financial income		(5,107,309)		(5,963,745)
Net investment in contracts of financial leasing		12,776,517		12,161,757
Loss allowance of net investment in financial leasing	Ps.	(737,549)	Ps.	(501,825)

The detailed information of gross investment and net investment in financial leasing contracts receivable as of December 31, 2020 and 2019 in each period is as follows:

	December 31, 2020
	Gross investment		Net investment
Up to 1 year	Ps.	2,383,724	Ps.	1,761,738
From 1 to 5 years		8,000,626		5,464,964
More than 5 years		7,499,476		5,549,815
Total	Ps.	17,883,826	Ps.	12,776,517

	December 31, 2019
	Gross investment		Net investment
Up to 1 year	Ps.	2,284,884	Ps.	1,582,650
From 1 to 5 years		8,013,317		5,002,687
More than 5 years		7,827,301		5,576,420
Total	Ps.	18,125,502	Ps.	12,161,757

The banks of Grupo Aval grant loans through financial leasing mainly for acquisition of vehicles and computer equipment, generally with terms between 36 and 60 months, with a purchase option at the end of the contract, for acquisition machinery and equipment with terms between 60 to 120 months, with a purchase option, and for housing leasing with terms between 120 to 240 months, transferring the asset at the end of the contract. These leasing contracts are granted at current market interest rates at inception.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 12 – OTHER ACCOUNTS RECEIVABLE, NET

Balances of other accounts receivable, net of impairment losses, comprise the following as of December 31, 2020 and 2019:

		December 31,		December 31,
	Reference	2020		2019

Contract assets	12.1	Ps.	9,731,409	Ps.	7,034,058
Other accounts receivable	12.2		5,607,985		4,954,706
Total other accounts receivable			15,339,394		11,988,764
Loss allowance	4.1.5		(343,057)		(286,463)
Total other accounts receivable, net		Ps.	14,996,337	Ps.	11,702,301

12.1          Contract assets

The following table provides information about assets from contracts with customers as of December 31, 2020 and 2019:

Contract assets	December 31, 2020		December 31, 2019

Financial assets in concession arrangements rights at fair value (1)	Ps.	2,958,385	Ps.	2,706,030
Financial assets in concession arrangements rights at amortized cost (1)		6,773,024		4,328,028
Gross balance of other accounts receivable	Ps.	9,731,409	Ps.	7,034,058
Loss allowance (2)		(3,901)		(2,142)
Total contract assets	Ps.	9,727,508	Ps.	7,031,916

(1)	See note 16 details regarding concession arrangements rights.
(2)	See reconciliations from the opening to the closing balance of the loss allowance on note 4.1.5.

12.2          Other accounts receivable

The detailed information of other accounts receivable measured at amortized cost, except for prepaid expeses, as of December 31, 2020 and 2019 is as follows:

Other accounts receivable	December 31, 2020		December 31, 2019
Accounts receivable for goods and services sales in Non-financial sector companies	Ps.	1,235,009	Ps.	1,149,051
Debtors		1,040,941		964,289
Credit card compensations and network compensation		853,416		949,355
Payment in advance		597,890		538,407
Goverment		465,621		391,483
Conditional contributions		285,800		166,750
Trade receivables		145,748		85,402
Sales taxes		138,376		82,553
Holding and parent establishment		85,054		147,617
Accounts receivable to payment offices		53,408		24,857
Other taxes		52,367		55,079
Storage services		44,823		44,674
Quota shares retirement pensions		33,568		29,613
Others		575,964		325,576
Gross balance of other accounts receivable	Ps.	5,607,985	Ps.	4,954,706
Loss allowance		(339,156)		(284,321)
Other accounts receivable, net	Ps.	5,268,829	Ps.	4,670,385

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 13 – NON-CURRENT ASSETS HELD FOR SALE

The movement of the non-current assets held for sale during the years ended December 31, 2020, 2019 and 2018 is as follows:

x
	December 31, 2020		December 31, 2019		December 31, 2018
Balance at the beginning of the year	Ps.	206,193	Ps.	186,714	Ps.	101,382
Additions		75,208		193,735		180,296
Business Combination (1)		77,480		—		—
Assets sold, net (2)		(314,815)		(147,760)		(52,164)
Increase / decrease by changes in fair value (3)		(1,347)		2,296		(25,136)
Reclassifications (4)		205,366		(29,989)		(20,038)
Effect of movements in exchange rates		(7,673)		1,197		2,374
Balance at year end	Ps.	240,412	Ps.	206,193	Ps.	186,714

(1)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).
(2)	Includes of Ps. (119,376) from the Leaseback operation of Banco de Occidente with the Nexus investment fund
(3)	Includes at December 2019, Ps. 8,055 by recovery of impairment losses.
(4)	Includes reclassifications to: i) Investment properties by Ps.(4,323), ii) from other assets by Ps. 32,325 and iii) from Properties, plant and equipment for own use Ps. 177,364 at December 2020; i) Investment properties by Ps. (21,722), ii) other assets by Ps. (14,980) and iii) from Properties, plant and equipment for own use Ps. 6,713 at December 2019; i) Investment properties by Ps. (19,718), ii) other assets by Ps. (299) and iii) Investments by Ps. (21) at December 2018.

The following is the detail of the non-current assets held for sale:

	December 31, 2020		December 31, 2019
Foreclosed assets
Movable property	Ps.	3,544	Ps.	4,079
Residential real estate		46,367		34,162
Other real estate		105,308		146,373
Other		67		—
	Ps.	155,286	Ps.	184,614
Assets received from leasing agreements
Machinery and equipment		6,406		3,777
Vehicles		1,809		104
Real estate		14,856		6,988
	Ps.	23,071	Ps.	10,869
Other non-current assets held for sale
Land		18,458		1,225
Real estate		39,998		9,037
Other		3,599		448
		62,055		10,710
Total non-current assets held for sale	Ps.	240,412	Ps.	206,193

Following is the detail of the associated liabilities to assets held for sale:

	December 31, 2020		December 31, 2019
Commercial accounts payable	Ps.	37,863	Ps.	54,834
Total	Ps.	37,863	Ps.	54,834

Non-current assets held for sale are primarily assets received through foreclosure of assets pledged as loan collateral. Accordingly, Grupo Aval has the intention to sell them immediately, our subsidiaries have departments, processes and special sales programs for  purpose. Foreclosed assets are either sold for cash or financing for their sale is provided to potential buyers under normal market conditions. These are expected to be sold within a period of 12 months subsequent to their classification as assets held for sale. There are option contracts in place for some of these assets. Note 4.1.8 on credit risk contains information on assets received through foreclosure and sold during the period.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 14 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The detail of the investments in associates and joint ventures is as follows:

	December 31, 2020		December 31, 2019
Associates	Ps.	1,029,243	Ps.	985,497
Joint ventures		79		2,465
Total	Ps.	1,029,322	Ps.	987,962

The following table shows the balances of each investment in associates and joint ventures as of December 31, 2020 and 2019, and Grupo Aval’s ownership interest percentage in those entities:

	December 31, 2020			December 31, 2019
	Ownership	Book		Ownership	Book
	interest	value		interest	value
Associates
Gas Natural de Lima y Callao S.A. - Cálidda	40%	Ps.	455,704	40%	Ps.	435,359
Gases del Caribe S.A. E.S.P.	31%		293,631	31%		268,234
Credibanco S.A.	25%		200,636	25%		200,953
Redeban Multicolor S.A.	20%		23,635	20%		22,825
A.C.H Colombia S.A.	34%		22,811	34%		17,187
Colombiana de Extrusión S.A. Extrucol	30%		11,718	30%		12,539
Energía Eficiente S.A.	39%		10,133	39%		10,119
Servicios de Identidad Digital S.A.S.	33%		4,905	33%		2,352
ADL Digital Lab S.A.S.	34%		1,929	34%		404
Aerocali S.A.	50%		1,844	50%		12,648
Metrex S.A.	18%		1,775	18%		2,080
Concentra Inteligencia en Energía S.A.S.	24%		522	29%		692
C.I. Acepalma S.A. (*)	—%		—	0%		105

		Ps.	1,029,243		Ps.	985,497

(*)   Grupo Aval has significant influence over C.I. Acepalma S.A. due to its participation in the Board of Directors. On November 2019, 98% of the shares held were sold.

	December 31, 2020			December 31, 2019
	Ownership	Book		Ownership		Book
	interest	value		interest		value
Joint ventures
Cfc Sk Capital S.A.S. (1)	50%	Ps.	79	50%	Ps.	198
Cfc Sk El Dorado Latam Management Company Ltd (1)(2)	50%		—	50%		1,911
Cfc Sk El Dorado Latam Capital Partner Ltd (1) (2)	50%		—	50%		356
		Ps.	79		Ps.	2,465

(1)	Joint businesses executed by Grupo Aval’s subsidiaries with specific purposes wherein the joint business assumes no responsibilities for business results, not requiring significant equity resources from Grupo Aval.
(2)	We hold a 50% stake in CFC SK Management Company Ltda. and CFC SK Capital Partners. On December 4, 2020, the boards of directors of these companies decided that these entities would enter into a liquidation process, leaving their net assets at Ps.0. The balance of these investments remains at Ps.0 as of December 31, 2020. These are expected to be liquidated during 2021.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

All of our associates and joint ventures are domiciled in Colombia, with the exception of Gas Natural de Lima y Callao S.A. – Calidda wich resides in Perú,  Cfc Sk Eldorado Latam Management Company Ltd. and Cfc Sk Eldorado Latam Capital Partners, Ltd. which are domiciled in Cayman Islands.

The main corporate purpose of Grupo Aval´s associates is described as follows:

	Associate	Corporate purpose
1	Gas Natural de Lima y Callao S.A. – Cálidda	Gas distribution
2	Gases del Caribe S.A. E.S.P.	Gas distribution
3	Credibanco S.A.	Payment processing
4	Redeban Multicolor S.A.	Payment processing
5	A.C.H. Colombia S.A.	Financial transactions
6	Colombiana de Extrusión S.A. - Extrucol	Networks and infrastructure
7	Energía Eficiente S.A.	Gas distribution
8	Servicios de Identidad Digital S.A.S.	Digital services
9	ADL Digital Lab S.A.S.	Tecnology or digital services
10	Aerocali S.A	Projects in airport infrastructure
11	Metrex S.A.	Manufacturing and commercialization of industrial equipment
12	Concentra Inteligencia en Energía S.A.S.	Gas distribution
13	C.I. Acepalma S.A.	Oil palm farming and subproducts

As of December 31, 2020, and 2019, Grupo Aval did not have contingent assets as income receivable that arose from any contractual difference with any concession, other than a tariff recognition. There were also no contingent liabilities for fines or sanctions imposed by the Government in the development of concession contracts for possible contractual breaches.

A roll-forward of investments in associates and joint ventures accounts is shown below for the years ended at December 31, 2020, 2019 and 2018:

Associates

	December 31,		December 31,		December 31,
	2020		2019		2018
Balance at the beginning of the year	Ps.	985,497	Ps.	975,032	Ps.	925,823
Change in accounting policy (IFRS 9)		—		—		(3,691)
Acquisitions		—		2,789		—
Participation in the profit or loss of the period		222,825		231,693		195,991
Participation in Other Comprehensive Income		13,059		(9,061)		22,400
Dividends received		(221,076)		(192,602)		(171,899)
Capitalization reductions		5,333		—		—
Sale of investments		—		(5,125)		—
Entity Liquidation		—		(4,956)		—
Allowance for Impairment		—		(225)		—
Reclassifications		(57)		—		—
Exchange difference		23,662		(12,048)		6,408
Year-end balance	Ps.	1,029,243	Ps.	985,497	Ps.	975,032

Joint ventures

	December 31,		December 31,		December 31,
	2020			2019	2018
Balance at the beginning of the year	Ps.	2,465	Ps.	7,711	Ps.	117,191
Participation in the period profit or loss		(2,663)		(2,067)		1,724
Dividends received		(51)		(3,310)		—
Allowance for impairment (*)		—		—		(111,783)
Exchange difference		328		131		579
Year-end balance	Ps.	79	Ps.	2,465	Ps.	7,711

(*)   Impairment of the investment in the Concesionaria Ruta del Sol S.A.S. joint businesses (CRDS).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The condensed financial information of the associates and joint ventures registered based on the equity method is as follows:

Associates

The following table details the financial information of the associates:

At the time calculating the equithy method, the year-end financial information of associates is not available. Therefore, the information of the immediately preceding month for the years 2020 and 2019 is used.

December 31, 2020

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Gas Natural de Lima y Callao S.A. – Cálidda	Ps.	3,995,219	Ps.	2,819,672	Ps.	1,175,547	Ps.	2,075,243	Ps.	1,819,121	Ps.	256,122
Gases del Caribe S.A.		3,139,758		2,172,442		967,316		2,258,914		1,899,868		359,046
Credibanco S.A.		344,039		143,612		200,427		252,500		234,732		17,768
Redeban Multicolor S.A.		733,691		616,704		116,987		241,961		237,953		4,008
A.C.H. Colombia S.A.		127,457		59,985		67,472		143,394		97,311		46,083
Colombiana de Extrusión S.A. Extrucol		69,520		30,460		39,060		68,994		64,284		4,710
Energía Eficiente S.A.		81,828		55,662		26,166		223,840		223,803		37
Servicios de Identidad Digital S.A.S.		16,745		2,030		14,715		198		8,538		(8,340)
ADL Digital Lab SAS		25,347		19,673		5,674		20,416		15,932		4,484
Aerocali S.A.		43,968		40,280		3,688		60,105		81,712		(21,607)
Metrex S.A.		31,416		21,551		9,865		27,224		26,946		278
Concentra Inteligencia en Energía S.A.S.		2,751		560		2,191		1,689		2,374		(685)
	Ps.	8,611,739	Ps.	5,982,631	Ps.	2,629,108	Ps.	5,374,478	Ps.	4,712,574	Ps.	661,904

December 31, 2019

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Gas Natural de Lima y Callao S.A. - Cálidda	Ps.	3,586,674	Ps.	2,432,743	Ps.	1,153,931	Ps.	2,216,510	Ps.	1,951,117	Ps.	265,393
Gases del Caribe S.A.		2,875,918		1,993,317		882,601		2,040,033		1,761,015		279,018
Credibanco S.A.		373,818		176,118		197,700		282,888		238,143		44,745
Redeban Multicolor S.A.		231,453		118,474		112,979		254,615		238,215		16,400
A.C.H. Colombia S.A.		86,801		35,964		50,837		103,702		72,534		31,168
Colombiana de Extrusión S.A. Extrucol		77,724		35,929		41,795		108,772		101,872		6,900
Energía Eficiente S.A.		74,985		49,451		25,534		307,435		302,606		4,829
Servicios de Identidad Digital S.A.S.		7,824		769		7,055		1		53		(52)
ADL Digital Lab SAS		1,189		—		1,189		—		11		(11)
Aerocali S.A.		82,107		56,812		25,295		155,643		136,736		18,907
Metrex S.A.		33,408		21,852		11,556		30,561		28,689		1,872
Concentra Inteligencia en Energía S.A.S.		2,829		400		2,429		2,006		1,628		378
C.I. Acepalma		240,527		193,974		46,553		528,203		520,083		8,120
Concesionaria Tibitoc S.A. (*)		56,223		281		55,942		2,459		1,313		1,146
	Ps.	7,731,480	Ps.	5,116,084	Ps.	2,615,396	Ps.	6,032,828	Ps.	5,354,015	Ps.	678,813

(*)   In December 2019 Concesionaria Tibitoc S.A. disposed of their operation.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 15 – TANGIBLE ASSETS

The movement of the carrying value amounts of tangible assets for the years ended on December 31, 2020, 2019 and 2018 is as follows:

		For own use (6)		Given in operating leases (1)		Right of use assets (6)		Investment properties (3)(6)		Biological assets		Total
Cost
Balance as of January 1, 2018	Ps.	8,497,557	Ps.	7,682	Ps.	—	Ps.	783,794	Ps.	66,139	Ps.	9,355,172
Purchases or capitalized expenses		547,668		1,641		—		61,300		20,900		631,509
Withdrawals / Sales (4)		(389,303)		(1,539)		—		(78,684)		(23,343)		(492,869)
Changes in fair value		—		—		—		39,415		20,606		60,021
Transfers to/from non-current assets held for sale		1,335		—		—		19,719		—		21,054
Effect of movements in exchange rates		120,766		—		—		—		—		120,766
Reclassifications		(37,538)		—		—		10,780		(96)		(26,854)
Balance as of December 31, 2018		8,740,485		7,784		—		836,324		84,206		9,668,799
Effects of amendments in accounting policies by rights of use		(91,604)		—		2,365,889		—		—		2,274,285
Purchases or capitalized expenses (2)		671,219		7,468		187,834		116,702		20,559		1,003,782
Withdrawals / Sales		(287,264)		(310)		(80,078)		(68,989)		(18,822)		(455,463)
Changes in fair value		—		—		—		19,597		18,914		38,511
Revaluation of investment properties		—		—		—		5,288		—		5,288
Transfers to/from non-current assets held for sale		(7,782)		—		—		21,722		—		13,940
Effect of movements in exchange rates		54,794		—		50,153		—		—		104,947
Reclassifications		143,507		(1,671)		(4,822)		(2,078)		—		134,936
Balance as of December 31, 2019		9,223,355		13,271		2,518,976		928,566		104,857		12,789,025
Increase / (decrease) due to changes in the lease variables		—		—		7,676		—		—		7,676
Business Combination (5)		293,014		—		90,492		10,164		—		393,670
Purchases or capitalized expenses (2)		634,885		4,481		237,542		37,533		21,285		935,726
Withdrawals / Sales		(270,147)		—		(113,348)		(145,105)		(18,488)		(547,088)
Changes in fair value		—		—		—		(46,924)		15,021		(31,903)
Revaluation of investment properties		—		—		—		9,014		—		9,014
Transfers to/from non-current assets held for sale		(246,021)		—		—		4,323		—		(241,698)
Effect of movements in exchange rates		11,103		—		(19,434)		(700)		—		(9,031)
Reclassifications		72,021		(1,647)		—		11,685		—		82,059
Balance as of December 31, 2020		9,718,210		16,105		2,721,904		808,556		122,675		13,387,450

Accumulated Depreciation:
Balance January 1, 2018		(2,690,167)		(3,606)		—		—		—		(2,693,773)
Depreciation of the year charged against profit or loss		(477,260)		(1,346)		—		—		—		(478,606)
Withdrawals / Sales (4)		164,541		1,381		—		—		—		165,922
Effect of movements in exchange rates		(63,058)		—		—		—		—		(63,058)
Reclassification		(4,897)		—		—		—		—		(4,897)
Balance December 31, 2018		(3,070,841)		(3,571)		—		—		—		(3,074,412)
Effects of amendments in accounting policies by rights of use		25,446		—		(82,351)		—		—		(56,905)
Depreciation of the year charged against profit or loss		(513,357)		(2,552)		(323,196)		—		—		(839,105)
Withdrawals / Sales		231,892		19		8,302		—		—		240,213
Transfers to/from non-current assets held for sale		1,069		—		—		—		—		1,069
Effect of movements in exchange rates		(25,950)		—		772		—		—		(25,178)
Reclassification		(83,564)		1,062		3,055		—		—		(79,447)
Balance December 31, 2019		(3,435,305)		(5,042)		(393,418)		—		—		(3,833,765)
Depreciation of the year charged against profit or loss		(556,579)		(3,616)		(361,510)		—		—		(921,705)
Withdrawals / Sales		213,460		—		36,542		—		—		250,002
Transfers to/from non-current assets held for sale		68,657		—		—		—		—		68,657
Effect of movements in exchange rates		(5,230)		—		33,831		—		—		28,601
Reclassification		(20)		1,548		(1,830)		—		—		(302)
Balance December 31, 2020		(3,715,017)		(7,110)		(686,385)		—		—		(4,408,512)

Impairment losses:
Balance as of January 1, 2018		(7,393)		—		—		—		—		(7,393)
Withdrawals / Year impairment charge		1,492		(3)		—		—		—		1,489
Balance as of December 31, 2018		(5,901)		(3)		—		—		—		(5,904)
Withdrawals / Year impairment charge		1,085		(30)		—		—		—		1,055
Balance as of December 31, 2019		(4,816)		(33)		—		—		—		(4,849)
Withdrawals / Year impairment charge		(86)		(51)		—		—		—		(137)
Balance as of December 31, 2020		(4,902)		(84)		—		—		—		(4,986)

Tangible assets, net:
Balance as of December 31, 2018	Ps.	5,663,743	Ps.	4,210	Ps.	—	Ps.	836,324	Ps.	84,206	Ps.	6,588,483

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

		For own use (6)		Given in operating leases (1)		Right of use assets (6)		Investment properties (3)(6)		Biological assets		Total
Balance as of December 31, 2019	Ps.	5,783,234	Ps.	8,196	Ps.	2,125,558	Ps.	928,566	Ps.	104,857	Ps.	8,950,411
Balance as of December 31, 2020	Ps.	5,998,291	Ps.	8,911	Ps.	2,035,519	Ps.	808,556	Ps.	122,675	Ps.	8,973,952

(1)	Only assets for own use different than assets given in operating lease are included (see note 15.2).
(2)	The total of purchases for own use, includes at December 31, 2020 Ps. 137, at December 31, 2019 Ps. 329 and Ps. 325 at December 31, 2018 for capitalization of intangible, and at December 31, 2020 Ps 966 for capitalization of borrowing costs.
(3)	Cost are included at fair value. The total of purchases of investment properties, includes at December 31, 2020 Ps. 35,874; Ps. 114,331 at December 31, 2019 and Ps. 6,895 at December 31, 2018, of assets received in total or partial settlement of the payment obligations of debtors.
(4)	Includes Ps. (114,099) in Own Use, Ps. 3,064 in investment properties and Ps. (4,225) in biological assets, from the liquidation of “Pizano” at December 31, 2018.
(5)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).
(6)	See Note 1.1 “Other events COVID-19” impact.

15.1.         Tangible assets for own use

The following is the detail of the balance at December 31, 2020 and 2019, by type:

			Accumulated		Impairment		Carrying
December 31, 2020	Cost		depreciation		loss		amount
Land	Ps.	1,119,233	Ps.	—	Ps.	(4,405)	Ps.	1,114,828
Buildings		2,676,382		(628,643)		—		2,047,739
Office equipment and accessories		1,109,808		(795,010)		(280)		314,518
Information technology equipment		2,205,683		(1,567,691)		—		637,992
Vehicles		138,054		(83,623)		—		54,431
Equipment and machinery		1,532,530		(342,150)		(217)		1,190,163
Silos		8,613		(6,746)		—		1,867
Warehouses		62,833		(34,275)		—		28,558
Improvements in leaseholds properties		464,407		(237,477)		—		226,930
Construction in progress		150,335		—		—		150,335
Bearer plants		250,332		(19,402)		—		230,930
Balance as of December 31, 2020	Ps.	9,718,210	Ps.	(3,715,017)	Ps.	(4,902)	Ps.	5,998,291

			Accumulated		Impairment		Carrying
December 31, 2019	Cost		depreciation		loss		amount
Land	Ps.	1,007,388	Ps.	—	Ps.	(4,279)	Ps.	1,003,109
Buildings		2,770,341		(639,060)		—		2,131,281
Office equipment and accessories		1,069,621		(740,455)		(284)		328,882
Information technology equipment		2,028,137		(1,434,889)		—		593,248
Vehicles		135,334		(70,283)		—		65,051
Equipment and machinery		1,397,337		(267,216)		(253)		1,129,868
Silos		8,613		(6,718)		—		1,895
Warehouses		62,002		(33,006)		—		28,996
Improvements in leaseholds properties		410,224		(229,969)		—		180,255
Construction in progress		96,576		—		—		96,576
Bearer plants		237,782		(13,709)		—		224,073
Balance as of December 31, 2019	Ps.	9,223,355	Ps.	(3,435,305)	Ps.	(4,816)	Ps.	5,783,234

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

15.2          Tangible assets given in operating leases:

The following is movement of carrying value amounts of the balance to as of December 31, 2020 and 2019, by type:

			Accumulated		Impairment		Carrying
December 31, 2020	Cost		depreciation		loss		amount
Computing equipment	Ps.	11,034	Ps.	(4,897)	Ps.	—	Ps.	6,137
Vehicles		2,776		(1,418)		—		1,358
Mobilization equipment and machinery		2,295		(795)		(84)		1,416
Balance as of December 31, 2020	Ps.	16,105	Ps.	(7,110)	Ps.	(84)	Ps.	8,911

			Accumulated		Impairment		Carrying
December 31, 2019	Cost		depreciation		loss		amount
Computing equipment	Ps.	8,758	Ps.	(3,321)	Ps.	—	Ps.	5,437
Vehicles		3,061		(1,365)		—		1,696
Mobilization equipment and machinery		1,452		(356)		(33)		1,063
Balance as of December 31, 2019	Ps.	13,271	Ps.	(5,042)	Ps.	(33)	Ps.	8,196

15.3          Right-of-use assets:

The following is movement of carrying value amounts of the balance to as of December 31, 2020 and 2019, by type:

				Accumulated		Impairment		Carrying
December 31, 2020		Cost		depreciation		loss		amount
Land	Ps.	30,353	Ps.	(3,076)	Ps.	—	Ps.	27,277
Buildings		2,196,138		(510,670)		—		1,685,468
Office equipment and accessories		2,126		(116)		—		2,010
Information technology equipment		101,540		(32,742)		—		68,798
Vehicles		84,231		(33,242)		—		50,989
Equipment and machinery		188,227		(73,853)		—		114,374
Warehouses		119,289		(32,686)		—		86,603
Balance as of December 31, 2020	Ps.	2,721,904	Ps.	(686,385)	Ps.	—	Ps.	2,035,519

			Accumulated		Impairment		Carrying
December 31, 2019	Cost		depreciation		loss		amount
Land	Ps.	27,411	Ps.	(1,210)	Ps.	—	Ps.	26,201
Buildings		2,028,767		(270,450)		—		1,758,317
Office equipment and accessories		73		(27)		—		46
Information technology equipment		89,818		(16,313)		—		73,505
Vehicles		74,410		(19,221)		—		55,189
Equipment and machinery		183,936		(69,194)		—		114,742
Warehouses		114,561		(17,003)		—		97,558
Balance as of December 31, 2019	Ps.	2,518,976	Ps.	(393,418)	Ps.	—	Ps.	2,125,558

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

15.4          Investment properties

The following table summarizes investment properties as of December 31, 2020 and 2019:

			Accumulated
			adjustments		Carrying
December 31, 2020	Cost		to fair value		amount
Land	Ps.	363,220	Ps.	135,899	Ps.	499,119
Buildings		242,049		67,388		309,437
Balance as of December 31, 2020	Ps.	605,269	Ps.	203,287	Ps.	808,556

			Accumulated
			adjustments		Carrying
December 31, 2019	Cost		to fair value		amount
Land	Ps.	446,012	Ps.	194,289	Ps.	640,301
Buildings		238,485		49,780		288,265
Balance as of December 31, 2019	Ps.	684,497	Ps.	244,069	Ps.	928,566

The following amounts have been recognized in the Consolidated Statement of Income during the years ended on December 31, 2020, 2019 and 2018 in relation to investments properties:

	December 31,		December 31,		December 31,
	2020		2019		2018
Income from rents	Ps.	8,382	Ps.	10,289	Ps.	10,370
Direct operating expenses deriving from property investments which create income from rent		(2,268)		(1,929)		(1,486)
Direct operating expenses deriving from property investments which do not create income from rent		(4,454)		(6,211)		(5,112)
	Ps.	1,660	Ps.	2,149	Ps.	3,772

NOTE 16 – CONCESSION ARRANGEMENTS RIGHTS

The following is the balance of the assets in concession agreements registered in the Group as of December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
Financial assets at fair value (2)	Ps.	2,958,385	Ps.	2,706,030
Financial asset at amortized cost net (1) (2)		6,769,123		4,325,886
Intangible asset		9,187,564		7,521,488
Total assets in concession contracts	Ps	18,915,072	Ps.	14,553,404

(1)	At December 31, 2020 and 2019, the balance of the financial asset at amortized cost includes an impairment expense of Ps. 1,759 and Ps. 1,176 respectly, see note 16.1.
(2)	See note 12, “Other accounts receivables”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

16.1          Financial Assets in Concession Arrangements

The following table shows the changes in financial assets in concession arrangements registered in Grupo Aval’s subsidiaries for the years ended at December 31, 2020, 2019 and 2018:

	Gas and Energy		Infrastructure		Total
Balance at January 01, 2018	Ps.	2,282,611	Ps.	1,249,072	Ps.	3,531,683
Additions or new concession arrangements		—		1,361,261		1,361,261
Collections during the year		—		(22,803)		(22,803)
Adjustment to fair value credited to income		205,803		—		205,803
Accrued interest		—		43,137		43,137
Impairment expense		—		(398)		(398)
Balance at December 31, 2018	Ps.	2,488,414	Ps.	2,630,269	Ps.	5,118,683
Additions or new concession arrangements		—		1,495,035		1,495,035
Collections during the year		—		(23,674)		(23,674)
Adjustment to fair value credited to income		217,616		—		217,616
Accrued interest		—		225,432		225,432
Impairment expense		—		(1,176)		(1,176)
Balance at December 31, 2019	Ps.	2,706,030	Ps.	4,325,886	Ps.	7,031,916
Additions or new concession arrangements (1)		—		2,203,309		2,203,309
Collections during the year		—		(24,070)		(24,070)
Adjustment to fair value credited to income		252,355		—		252,355
Accrued interest		—		265,757		265,757
Impairment expense		—		(1,759)		(1,759)
Balance at December 31, 2020	Ps.	2,958,385	Ps.	6,769,123	Ps.	9,727,508

(1)	Includes the progress of construction the Covipacifico and Covioriente concession.

16.2          Intangible Assets in Concession Arrangements

The following table shows the movements of the main concession arrangements in Grupo Aval’s subsidiaries under intangible assets during years ended at December 31, 2020, 2019 and 2018:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Cost	Gas and energy		Infrastructure		Total
Balance at January 01, 2018	Ps.	2,546,056	Ps.	2,115,577	Ps.	4,661,633
Additions		428,375		1,617,306		2,045,681
Reclassification to PPE		25,840		—		25,840
Withdrawals		(1,250)		(124)		(1,374)
Effect of movements in exchange rates		33,993		—		33,993
At December 31, 2018	Ps.	3,033,014	Ps.	3,732,759	Ps.	6,765,773
Additions		760,982		1,525,013		2,285,995
Reclassification to PPE		407		—		407
Withdrawals (2)		(10,299)		(763,518)		(773,817)
Effect of movements in exchange rates		1,434		—		1,434
At December 31, 2019	Ps.	3,785,538	Ps.	4,494,254	Ps.	8,279,792
Additions		863,910		1,001,985		1,865,895
Reclassification to PPE		582		—		582
Transfer to non-current assets held for sale		(769)		—		(769)
Withdrawals		(10,520)		(384)		(10,904)
Effect of movements in exchange rates		16,149		—		16,149
At December 31, 2020	Ps.	4,654,890	Ps.	5,495,855	Ps.	10,150,745

Accumulated Amortization	Gas and energy		Infrastructure		Total
At December 31, 2017	Ps.	(369,893)	Ps.	(557,624)	Ps.	(927,517)
Amortization of the year		(129,509)		(170,701)		(300,210)
Reclassification to PPE		(665)		—		(665)
Withdrawals (1)		147		(21,230)		(21,083)
Effect of movements in exchange rates		(1,817)		—		(1,817)
At December 31, 2018	Ps.	(501,737)	Ps.	(749,555)	Ps.	(1,251,292)
Amortization of the year		(140,488)		(108,216)		(248,704)
Reclassification to PPE		7		—		7
Withdrawals (1)(2)		2,964		741,226		744,190
Effect of movements in exchange rates		(473)		—		(473)
At December 31, 2019	Ps.	(639,727)	Ps.	(116,545)	Ps.	(756,272)
Amortization of the year		(183,701)		(20,730)		(204,431)
Transfer to non-current assets held for sale		148		—		148
Withdrawals		4,131		349		4,480
Effect of movements in exchange rates		(1,868)		—		(1,868)
At December 31, 2020	Ps.	(821,017)	Ps.	(136,926)	Ps.	(957,943)

Impairment loss	Gas and energy		Infrastructure		Total
At December 31, 2018	Ps.	—	Ps.	—	Ps.	—
Impairment charge		—		(2,032)		(2,032)
At December 31, 2019	Ps.	—	Ps.	(2,032)	Ps.	(2,032)
Impairment charge		(2,296)		(910)		(3,206)
At December 31, 2020	Ps.	(2,296)	Ps.	(2,942)	Ps.	(5,238)

Total Intangible Assets	Gas and energy		Infrastructure		Total
Balance at January 01, 2018	Ps.	2,176,163	Ps.	1,557,953	Ps.	3,734,116
Cost		486,958		1,617,182		2,104,140
Amortization (1)		(131,844)		(191,931)		(323,775)
Balance at December 31, 2018	Ps.	2,531,277	Ps.	2,983,204	Ps.	5,514,481
Cost		752,524		761,495		1,514,019
Amortization (1)		(137,990)		633,010		495,020
Impairment loss		—		(2,032)		(2,032)
Balance at December 31, 2019	Ps.	3,145,811	Ps.	4,375,677	Ps.	7,521,488
Cost		869,352		1,001,601		1,870,953
Amortization		(181,290)		(20,381)		(201,671)
Impairment loss		(2,296)		(910)		(3,206)
Balance at December 31, 2020	Ps.	3,831,577	Ps.	5,355,987	Ps.	9,187,564

(1)	In infrastructure, Proyectos de Infraestructura PISA S.A. includes of Ps. 21,884 for 2019 and Ps. 21,230 for 2018 that was offset with a liability outstanding with Agencia Nacional de Infraestructura – (ANI), due to the settlement of the inspection reports with the ANI.
(2)	As of December 31, 2019, Concesionaria Vial de los Andes - Coviandes finished its operation and maintenance stage. The infrastructure was returned to the grantor.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following is a summary of the main concession contracts granted to Grupo Aval’s subsidiaries as of December 31, 2020:

					Year of
Concession				Contract	construction	% progress	Concession
Owner	Business and country	Objective	Current stage	date	start	of construction	end date
Gas and Energy
Surtigas S.A. E.S.P.	Gas and Energy Colombia	Purchase, storage, packaging and distribution of gases derived from hydrocarbons.	Operation	03/1984 to 04/1994	1984	100%	2034 to 2045
Transmetano E.S.P. S.A.	Gas and Energy Colombia	Construction, operation and maintenance of gas transportation systems.	Operation	08/1994	1996	100%	2044
Promigas S.A. E.S.P.	Gas and Energy Colombia	Purchase, sale, transportation, distribution, exploitation and exploration of natural gas, oil and hydrocarbons in general.	Operation	05/1976 to 11/1994	1976	100%	2026 to 2044
Promioriente S.A. E.S.P.	Gas and Energy Colombia	Construction, operation and maintenance of gas pipelines.	Operation	09/1995	1995	100%	2045
Gases de Occidente S.A. E.S.P.	Gas and Energy Colombia	Transportation and distribution of liquefied petroleum gas and natural gas.	Operation	08/1998	1998	100%	2047
Compañía Energética de Occidente S.A. E.S.P.	Gas and Energy Colombia	Administrative, operational, technical and commercial management for the provision of electrical energy.	Construction and Operation	01/2010	2010	42.34%	2035
Sociedad Portuaria El Cayao S.A. E.S.P.	Gas and Energy Colombia	Construction, maintenance and administration of ports.	Operation	07/2015	2015	100%	2035
Gases del Pacífico S.A.C.	Gas and Energy Perú	Purchase, sale, production, commercialization of energy in any of its forms.	Construction and Operation	10/2013	2015	82%	2034
Gases del Norte del Perú S.A.C.	Gas and Energy Perú	Construction and distribution service of natural gas.	Construction	11/2019	2020	3%	2051
Infrastructure
Proyectos de Infraestructura S.A.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1993	1994	100%	2033
Concesiones CCFC S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	06/1995	2001	100%	2024
Concesionaria Panamericana S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1997	2009	100%	2035
Concesionaria Vial del Pacífico S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	09/2014	2018	61.47%	2043
Concesionaria Nueva Vía del Mar S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Preconstruction	01/2015	2022	4%	2044
Concesionaria Vial Andina S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	06/2015	2016	81.63%	2054
Concesionaria Vial Del Oriente S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	07/2015	2018	44.04%	2043

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 17 – GOODWILL

The following table shows the movement of the goodwill balance during the years ended December 31, 2020 and 2019:

	December 31, 2020 (3)		December 31, 2019
Balance at the beginning of the year	Ps.	7,348,587	Ps.	7,318,594
Business combination (1)		134,515		—
Impairment charge		(5,065)		(13,041)
Effect of movements in exchange rates (2)		235,780		43,034
Balance at the end of the year	Ps.	7,713,817	Ps.	7,348,587

(1)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).
(2)	The foreign exchange adjustment is attributable to Leasing Bogotá S.A. Panamá.
(3)	See note 1.1. “Other events COVID-19” impact.

The following is the detail of goodwill assigned by cash generating units (CGU) representing the lowest identifiable level within Grupo Aval and monitored by management. In addition the values of goodwill are not greater than the identified business’ segments:

Goodwill carrying amount
	December 31,		December 31,
CGU	2020		2019
Leasing Bogotá S.A. Panamá (2)(3)	Ps.	5,519,230	Ps.	5,148,935
Sociedad Administradora de Pensiones [y] Cesantías Porvenir S.A.		538,231		538,231
Banco de Bogotá S.A. from Megabanco (1)		465,905		465,905
Banco Popular S.A.		358,401		358,401
Banco de Bogotá S.A.		301,222		301,222
Promigas S.A. and Subsidiaries		169,687		169,687
Banco de Occidente S.A.		127,571		127,571
Concesionaria Covipacífico S.A.S.		102,376		102,376
Concesionaria Panamericana S.A.S. (4)		101,809		106,874
Banco de Occidente S.A. from Banco Unión (1)		22,724		22,724
Hoteles Estelar S.A.		6,661		6,661
	Ps.	7,713,817	Ps.	7,348,587

(1)     Goodwill recognized as a result of mergers into these entities.

(2)     Part of the change presented corresponds to the foreign exchange adjustment attributable to Leasing Bogotá S.A. Panamá.

(3) Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).

(4) Includes recognition of impairment Ps. 5,065.

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

Below is the detail of the most significant values that comprise Goodwill, representing more than 80% of the Goodwill balance detailed above:

A.          Leasing Bogotá S.A. Panamá

On December 9, 2010, Banco de Bogotá S.A. acquired control of BAC Credomatic Inc (BAC COM) through its subsidiary Leasing Bogotá S.A. Panamá (LB Panamá), which is the Panamanian company that executed the purchase agreement. BAC Credomatic Inc. (BAC COM), a company incorporated to do business under the laws of the British Virgin Islands, is the owner of Banco BAC International Bank, Inc. and the operations of BAC Credomatic Inc. (BAC) in Central America.

With the acquisition of BAC COM, through LB PANAMÁ, BAC’s corporate structure now is controlled by Banco de Bogotá S.A., which is controlled, in turn, by Grupo Aval. Goodwill was generated and recognized as a result of that operation. Banco de Bogotá was authorized by the Superintendency of Finance to make this acquisition, through its subsidiary Leasing Bogotá Panamá, as indicated in Official Notice 2010073017- 048 dated December 3, 2010.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Later on, 98.92% of the shares of Banco Bilbao Vizcaya Argentaria S.A. Panamá (BBVA Panamá, now BAC de Panamá) were acquired by Banco de Bogotá, through its subsidiary Leasing Bogotá Panamá, under authorization from the Superintendency of Finance, as per Official Notice 2013072962-052 dated December 12, 2013.

In addition, 100.00% of the shares of Banco Reformador de Guatemala (Reformador) and of Transcom Bank Limited in Barbados (Transcom) were acquired, and both banks were stated as Grupo Financiero Reformador de Guatemala. The Superintendency of Finance authorized Banco de Bogotá to acquire these banks, through its subsidiaries Credomatic International Corporation and BAC Credomatic Inc., as per Official Notice 2013068082-062 dated December 3, 2013.

Finally, during 2015, Credomatic International Corporation, a subsidiary of the company, acquired 100% of the issued and outstanding shares of COINCA Corporation Inc. (COINCA) and Corporación Tenedora BAC Credomatic S.A., and an indirect subsidiary of the Company, acquired 100% of the issued and outstanding shares of Medios de Pago MP S.A., domiciled in Costa Rica, generating with the latter a capital gain of Ps. 853,401 that was included in the consolidated financial statements of the Bank in the first quarter of 2016.

On May 22, 2020, Banco de Bogotá acquired 96.6% of the shares of Multi Financial Group Inc through its subsidiary Leasing Bogotá S.A. Panamá. As of December 31, 2020, the purchase price allocation process (PPA) was completed, and the final goodwill value was determined.The first goodwill impairment test for this transaction will be conducted in 2021, (see note 35).

The latest valuation update for the groups of cash generating units to which this goodwill was allocated was carried out by an independent adviser and reviewed by Management in January 2021, based on the financial statements of BAC Credomatic at September 30, 2020. The conclusion was that there are no circumstances that could indicate a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill of Ps. 20,958,728 exceeds the book value by Ps. 6,138,955.

The following table shows the averages of the main assumptions used in the reports on impairment analysis of the cash-generating units with allocated goodwill, based on the impairment assessments carried out on the indicated dates. Although the valuation exercise includes a 10 year projection, the following tables only show the first 5 years as, following the first year of projection, rates are generally stable with no significant variations.

December 31, 2020
	2021	2022	2023	2024	2025
Lending rate on the loan portfolio and investments	10.1%	10.1%	10.1%	10.1%	10.2%
Borrowing rate	2.8%	2.8%	2.8%	2.9%	2.9%
Growth in income from commissions	3.8%	8.4%	7.6%	6.3%	6.7%
Growth in expenses	3.5%	4.8%	5.6%	4.7%	4.7%
Discount rate after taxes	12.3%
Growth rate after ten years	3.0%

December 31, 2019
	2020	2021	2022	2023	2024
Lending rate on the loan portfolio and investments	11.3%	11.4%	11.4%	11.3%	11.3%
Borrowing rate	2.8%	2.8%	2.8%	2.8%	2.8%
Growth in income from commissions	(0.2)%	6.6%	8.4%	8.7%	8.7%
Growth in expenses	5.9%	5.5%	5.4%	5.7%	6.2%
Discount rate after taxes	11.5%
Growth rate after ten years	3.0%

A 10-year projection was made to evaluate  potencial goodwill impairment, considering that he business will have matured and the flow of funds will have stabilized once this period has elapsed. In turn, macroeconomic assumptions as well as those for BAC Credomatic’s business in each of the countries where it operates were used for the projection, to reflect the contribution of each market to the CGUs as a whole. The averages of the main premises used are listed in the foregoing tables, including the variables for all the countries where BAC Credomatic Inc. operates. The following is description of that process:

●	Lending rates on loans and investments were projected based on historical data and on the expectations of management in each of the countries where BAC Credomatic Inc. operates, considering the competitiveness of the different services in their respective markets and the growth strategies for each segment. The projection on US Federal Reserve rates was taken into account as well, since these rates serve as a basis for international banking rates.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

●	Growth in income from commissions was projected in line with the growth in BAC Credomatic´s active portfolio, which allows for greater income through products and services like insurance, memberships. commissions on foreign currency exchange and also the implementation of new services among others. Competitive markets were also considered in the projected time horizon elapsed.
●	Although the functional or reporting currency of the business is that of each country in the region where BAC Credomatic Inc´s. subsidiaries operate, the future flows of funds have been converted into nominal U.S. dollars in each projected period, discounted at a nominal rate in U.S. dollars, net of income tax, estimated as cost of equity ("Ke"). A discount rate in U.S. dollars is used, given that a consistent discount rate in the respective local currencies cannot be estimated due to of the lack of requireddata.
●	The discount rate has been estimated in light of the risk profile of each of the markets where BAC Credomatic Inc. operates.
●	To estimate the terminal value, the normalized flow of funds, adjusted according to growth expectations, was projected in perpetuity. This projection does not exceed the average long-term rate of growth for the economies in each of the countries where BAC operates. An annual growth rate of 3.0% was estimated for the long term.

The after tax discount rate used to discount the dividend flows reflects the specific risks relative to the CGU and the markets where BAC Credomatic operates, as mentioned earlier. Had the US dollar denominated estimated discount rate of 12.3% been 1.0% higher; it would not have been necessary to reduce the book value of goodwill, since the value-in-use of the cash-generating units associated with goodwill would have been Ps. 18,486,504 still exceeding book value as of December 31, 2020 of Ps. 14,819,773.

B.          Cash-generating units inside Banco de Bogotá

Goodwill was generated in 2006 with the acquisition of 94.99% of the shares of Banco de Crédito y Desarrollo Social – MEGABANCO S.A. and later merged with Banco de Bogotá. This operation was authorized by the Office of the Superintendency of Finance in Resolution No. 917 dated June 2, 2006

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an independet adviser and reviewed by management. This valuation was conducted on January 2021 and is based on Banco de Bogotá´s financial statements at September 30, 2020.  It was concluded that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill was Ps. 10,474,819 exceeds the book value by Ps. 1,371,497.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2020
	2021	2022	2023	2024	2025
Lending rate on the loan portfolio and investments	6.7%	8.0%	9.0%	9.5%	9.6%
Borrowing rate	1.8%	2.6%	3.4%	3.9%	3.9%
Growth in income from commissions	15.7%	44.0%	8.8%	8.5%	8.6%
Growth in expenses	3.6%	12.6%	10.5%	7.7%	5.5%
Inflation	2.9%	4.4%	3.8%	3.1%	3.1%
Discount rate after taxes	13.0%	12.8%	12.8%	12.8%	12.8%
Growth rate after five years	3.3%

December 31, 2019
	2020	2021	2022	2023	2024
Lending rate on the loan portfolio and investments	9.0%	9.4%	10.0%	10.3%	10.4%
Borrowing rate	3.7%	3.7%	4.1%	4.4%	4.3%
Growth in income from commissions	13.4%	7.6%	7.7%	8.3%	8.6%
Growth in expenses	0.1%	5.3%	5.7%	5.2%	4.9%
Inflation	3.2%	2.7%	3.5%	3.3%	3.3%
Discount rate after taxes	13.0%
Growth rate after five years	3.3%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

A 5-year projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables.

The following is a description of that process.

●	The lending rates on loans and investments were projected based on the Company expected rates and lending rates from independent specialists (The Economist Intelligence Unit "EIU")
●	The borrowing rates were projected based on the Company´s expected rates and the money market interest rate from EIU.
●	Estimated growth of commissions is based on its historical ratio to the gross loan portfolio.
●	Estimated growth in expenses is based on the inflation’s growth and/or its historical percentage over revenues.
●	The inflation rate used in the projections is based on reports from outside sources, such as The Economist Intelligence Unit, and intra-group sources such as Corficolombiana´s research team.
●	The growth rate used for the terminal value was 3.3%, which is the average projected inflation provided by the independent specialists and reviewed by management.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the 13.0% estimated discount rate had been 1.0% higher than the rate estimated in the models, the book value of goodwill would not have to be impaired, since the fair value of the groups of cash-generating units associated with goodwill would have been Ps. 9,420,575, still exceeding book value as of December 31, 2020 of Ps. 9,103,322.

C.          Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Porvenir absorbed AFP Horizonte Pensiones y Cesantías S.A. and the goodwill in question was allocated to the groups of cash-generating units that together made up Porvenir later that same year.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser and reviewed by management. This valuation was conducted on January 2021 and is based on financial statements of Porvenir at September 30, 2020. The conclusion was that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill was Ps. 4,773,395, exceeding the book value by Ps. 2,130,313.

The following are the main assumptions used in the impairment test reports taken as the basis for impairment testing on the dates listed, Even though the valuation exercise includes a 20 years projection, the following tables only shows the first 5 years as rates, following the first year of projection, are generally stable with no significant variations.

December 31, 2020
	2021	2022	2023	2024	2025
Interest rate on investments	4.9%	4.3%	4.6%	4.3%	4.3%
Borrowing rate	6.3%	6.3%	6.3%	6.3%	6.3%
Growth in income from commissions	(8.9)%	8.4%	7.1%	7.1%	6.4%
Growth in expenses	(1.7)%	4.2%	(0.8)%	2.5%	5.3%
Inflation	2.9%	4.4%	3.8%	3.1%	3.1%
Discount interest rate after taxes	13.6%	13.4%	13.4%	13.4%	13.4%
Growth rate after twenty years	3.4%

December 31, 2019
	2020	2021	2022	2023	2024
Interest rate on investments	5.4%	5.7%	6.5%	6.3%	6.3%
Borrowing rate	6.3%	6.3%	6.3%	6.3%	6.3%
Growth in income from commissions	0.7%	6.3%	7.5%	6.5%	6.4%
Growth in expenses	3.4%	4.8%	5.5%	(0.5)%	3.2%
Inflation	3.2%	2.7%	3.5%	3.3%	3.3%
Discount interest rate after taxes	12.0%
Growth rate after twenty years	3.2%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

A 20-year projection was made to estimate goodwill based on macroeconomic assumptions and those related to the business of Porvenir, as indicated in the foregoing tables. The following is a description of that process.

●	Investments and borrowing rates were projected using historical data and data provided by the Company on the business.
●	The estimated increases in commissions and expenses are based on business growth and other transactions estimated by the Company.
●	The inflation rate used in the projections is based on reports from outside sources, such as The Economist Intelligence Unit, and intra-group sources such as Corficolombiana´s research team.
●	The growth rate used for the terminal value was 3.4%, which is the average projected inflation provided by the independent specialists.

The after tax discount interest rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate of 13.6% had been 1.0% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the fair value of the groups of cash-generating units associated with goodwill would be Ps. 4,342,350 and still exceeding book value as of December 31, 2020 of Ps. 2,643,082.

NOTE 18 – OTHER INTANGIBLE ASSETS

Below is the detail of the balances of other intangible assets as of December 31, 2020 and 2019:

December 31, 2020

			Accumulated		Net book
Description	Cost		amortization		value

Licenses, software and information technology applications purchased	Ps.	2,426,710	Ps.	(951,712)	Ps.	1,474,998
Internally generated		773,409		(81,027)		692,382
Non-internally generated (1)		1,653,301		(870,685)		782,616

Other intangibles assets	Ps.	187,966	Ps.	(39,294)	Ps.	148,672
Internally generated		8,377		—		8,377
Non-internally generated (1)		179,589		(39,294)		140,295

Total	Ps.	2,614,676	Ps.	(991,006)	Ps.	1,623,670

(1)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35). Licenses, software and information technology applications Ps. 61,650 and other intangibles Ps. 112,667.

December 31, 2019

			Accumulated		Net book
Description	Cost		amortization		value

Licenses, software and information technology applications purchased	Ps.	1,917,602	Ps.	(763,787)	Ps.	1,153,815
Internally generated		607,130		(71,431)		535,699
Non-internally generated		1,310,472		(692,356)		618,116

Other intangibles assets	Ps.	76,036	Ps.	(23,360)	Ps.	52,676
Internally generated		5,356		—		5,356
Non-internally generated		70,680		(23,360)		47,320

Total	Ps.	1,993,638	Ps.	(787,147)	Ps.	1,206,491

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 19 – INCOME TAX

19.1          Components of the income tax expense:

The income tax expense for the years ended on December 31, 2020, 2019 and 2018 comprises the following:

		December 31,		December 31,		December 31,
		2020		2019		2018
Current period income tax	Ps.	1,592,062	Ps.	1,564,056	Ps.	1,746,881
Income tax surcharge (1)		84,621		—		95,630
Subtotal current period taxes	Ps.	1,676,683	Ps.	1,564,056	Ps.	1,842,511
Prior years adjustments (2)		(52,539)		(16,931)		(74,230)
Adjustment due to settlement of uncertain tax positions from prior years		8,539		(22,113)		24,277
Deferred taxes
Deferred taxes current period		203,093		647,718		357,032
Deferred taxes - Prior years adjustments (3)		7,892		(86,473)		—
Subtotal deferred taxes	Ps.	210,985	Ps.	561,245	Ps.	357,032
Total	Ps.	1,843,668	Ps.	2,086,257	Ps.	2,149,590

(1)	The income tax surcharge applicable to financial entities was declared unconstitutional for the year 2019.
(2)	In 2020, Banco de Bogotá included tax recoveries of Ps. 30,359, Banco de Occidente of Ps. 8,013, Grupo Aval Holding of Ps. 6,671 and other entities of Ps. 7,496. These correspond mainly to the effect of the ICA tax discounts that the entities used when filing the income tax return. 2018 includes tax recoveries of Ps. 50,316 in Banco de Occidente generated by the use of presumptive excesses of CREE for the years 2013 and 2014, and of Ps.17,812 in Corficolombiana due to income tax reimbursement mainly from Episol and PISA Concessionaire.
(3)	In the year 2019, adjustment were recorded in connection with a deferred tax reversal on the property, plant and equipment, which had been subject to a tax base update in accordance to the rules of the normalization tax. Banco de Occidente recorded a recovery of Ps. 63,849 and Banco Popular of Ps. 24,914.

19.2          Reconciliation of the Nominal Tax Rate and the Effective tax Rate:

The following are the existing legal provisions related to income tax:

In Colombia

The tax rules in relation to the income tax applicable during the years 2020, 2019 and 2018, among other things, establish the following:

●	The income tax rate to be 32% plus an income tax surcharge of 4% the year 2020 applicable to financial institutions, 33% in 2019 and 37% in 2018. The income tax surcharge stipulated for 2019 was declared unconstitutional by the Constitutional Court of Colombia through Judgment C-510 of October 2019.

●	Gains on the sale or disposal of non-current assets held for more than two years is taxed at 10%.
●	Gains of the entities that belong to the special free zone regime in Colombia is taxed at 20%.

●	The tax rate on presumptive income is calculated to 0.5% in the years 2020, 1.5% in the year 2019 and 3.5% in the years 2018.
●	In 2020 and 2019 on income tax discount of 50% of the industry and commerce tax paid in the taxable period can be taken this discount will increase to 100% in 2022. For 2018, this tax has the deduction treatment in the income tax.

●	Tax loss-carry forwards incurred prior to 2017 may be offset on the same terms applicable for 2016, but they may not be fiscally readjusted. Tax loss carry-forwards incurred since 2017 may be offset against company taxable income over the following twelve years.
●	The “presumptive income” incurred prior to 2017 may be offset on the same terms applicable for 2016, but they may not be fiscally readjusted. The “presumptive income” incurred since 2017 may be offset by taxable income over the following five years.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

●	As of 2017 the companies’ taxable income will be determined based on the new accounting regulation in force in Colombia since January 1, 2015. However, the new tax regulation also includes special income tax rules for several transactions.

The last tax reform that is in force at the time of preparation of these Financial Statements is the 2010 Law of 2019 called the Economic Growth Law. This Law replaced Law 1943 of 2018 (Financing Law) that was declared unconstitutional as of January 1, 2020 by the Constitutional Court of Colombia through Judgment C-481 of October 2019. The Economic Growth Law, among other things, establishes the following:

●	An income tax rate of 32% for 2020, 31% for 2021 and 30% for 2022 and following plus an income tax surcharge of 4% applicable to financial entities in 2018. In addition, financial institutions in Colombia with a taxable income equal to or greater than 120,000 Units of Tax Value - UVT (which by 2020 equals 35,607 pesos), are subject to a 4% income tax surcharge in 2020, and of 3% for the years 2021 and 2022.

●	The percentage of presumptive income is reduced to 0.5% in the year 2020 and to 0% from the year 2021.
●	An income tax discount 50% of the industry and commerce tax paid in the taxable period, which will increase to 100% in 2022.
●	The audit benefit is extended for taxpayers that increase their net income tax of the taxable year relative to the net income tax of the immediately preceding year by at least 30% or 20%, limiting the tax authority's rigth to examine the income tax to 6 or 12 months from the date of its presentation, respectively.
●	The expiration of a tax authority's rigth to examine the income tax will be five years after the filing date for taxpayers that declare or compensate tax losses or that are subject to the transfer pricing regime.

In other countries

Given that our subsidiary Leasing Bogotá Panamá has an international license in Panamá it is  subject to a tax rate of 0%. The subsidiaries in Guatemala are taxed at a rate of 25%; the subsidiaries in El Salvador, Honduras, Costa Rica and Nicaragua are taxed at a rate of 30% and the subsidiaries with a local license in Panamá are taxed at a rate of 25%. The subsidiaries in Perú are taxed at a rate of 29.5% since 2017.

Below is the detailed reconciliation between total expenses of the income tax of Grupo Aval calculated at the applicable enacted tax rate and the tax expense recognized in the statement of income for the years ended on December 31, 2020, 2019 and 2018:

	December 31,		December 31,		December 31,
	2020		2019		2018
Profit before income tax	Ps.	6,475,284	Ps.	7,451,711	Ps.	7,334,141
Enacted tax rate in Colombia		36%		33%		37%
Theoretical income tax expense		2,331,102		2,459,065		2,713,632
Nondeductible expenses		613,118		484,615		373,918
Tax losses considered non recoverable for income tax purpose		39,843		54,698		100,249
Presumptive income considered non recoverable for income tax purpose		(5,074)		7,071		33,296
Nontaxable dividends		(31,770)		(24,172)		(23,457)
Nontaxable income under equity method in associates		(79,258)		(69,399)		(39,901)
Profit (loss) on sales or appraisal of investment		2,492		(1,167)		(2,148)
Nontaxable interest income and other income		(86,195)		(19,088)		(212,992)
Other nontaxable income		(386,496)		(339,253)		(167,091)
Revenues taxable at different tax rate		5,511		(5,851)		15,378
Difference from expenses deductibles at different tax rate		—		—		(11,060)
Tax benefits in the acquisition of property and equipment		(25,470)		(42,375)		(22,715)
Tax Discounts (1)		(111,165)		(80,742)		—
Profits (losses) in Subsidiaries in tax free countries or with different tax rate (2)		(422,894)		(116,155)		(168,117)
Effect on the deferred income tax due to changes in tax rates		(102,617)		(129,172)		(308,534)
Prior year adjustments		(52,539)		(16,931)		(74,230)
Adjustments due to uncertain tax positions in previous year		8,539		(22,113)		24,277
Deferred taxes - Prior years adjustments		7,892		(86,473)		—
With holding tax (3)		134,167		—		—
Other		4,482		33,699		(80,915)
Total tax expense of the year	Ps.	1,843,668	Ps.	2,086,257	Ps.	2,149,590
Effective income tax rate		28.47%		28.00%		29.31%

(1)	Corresponds to the industry and commerce tax that during 2019 could be used as a tax discount under Law 1943 of 2018. Banco de Bogotá recorded Ps. 47,155, Banco de Occidente Ps. 7,068, Banco Popular Ps. 6,257, Banco AV Villas Ps. 10,444, Corficolombiana Ps. 8,498 and Grupo Aval Holding Ps. 1,230.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

(2)	Corresponds to the effect of the difference in rate applied by entities with respect to the statutory rate of 36%. Banco Bogotá records an effect of Ps. 262,901 explained by the differential rates of LB Panamá and subsidiaries. Corficolombiana records an effect of Ps. 133,329 explained by their sunsidiaries that are not subject to the 4% income tax surcharge rate. Other entities contribute Ps. 7,611.
(3)	Expenditure for withholdings at source assumed in investments in Central America and recorded by LB Panamá. The country that contributes the most is Costa Rica, over which during 2020 it registered Ps.87,919.

19.3          Tax Losses and excess of Presumptive Income:

The following table shows the detail of the tax loss carry forward and excess of presumptive income over taxable income of the entities of Grupo Aval which are not recognized as deferred tax assets, as of December 31, 2020 and 2019.

		December 31,		December 31,
		2020		2019
Tax loss carry forwards expiring on:
December 31, 2024	Ps.	13	Ps.	15
December 31, 2025		23		—
December 31, 2026		904		—
December 31, 2029		175,081		174,370
December 31, 2030		298,235		279,545
December 31, 2031		244,574		156,521
December 31, 2032		112,786		4,293
December 31, 2033		5,715		—
December 31, 2034		4,443		—
December 31, 2035		3,082		—
December 31, 2036		2,838		—
Without expiration date		432,676		431,428
Subtotal	Ps.	1,280,371	Ps.	1,046,172

Excess of presumptive income expiring on:
December 31, 2020	Ps.	—	Ps.	—
December 31, 2021		—		44,318
December 31, 2022		59,128		60,302
December 31, 2023		46,894		51,056
December 31, 2024		55,195		58,965
December 31, 2025		27,222		28,380
December 31, 2026		9,469		—
Subtotal	Ps.	197,908	Ps.	243,021
Total	Ps.	1,478,279	Ps.	1,289,193

19.4          Deferred Taxes from Investments in Subsidiaries:

Grupo Aval did not recorded income tax liabilities related to temporary differences on investment subsidiaries of Ps. 10,770,417 and Ps. 10,176,800 as of December 31 2020 and 2019, respectively. These were not recognized because Grupo Aval controls the dividend policy of its subsidiaries and is able to control the timing of reversal of the related taxable temporary differences and Grupo Aval does not expect to reverse them in the foreseeable future.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

19.5          Deferred taxes by Type of Temporary Difference:

The differences between the carrying value of the assets and liabilities and their tax bases give rise to the following temporary differences which result in deferred taxes, calculated and recorded in the years ended on December 31, 2020, 2019 and 2018, based on current tax regulations as references for the years wherein such temporary differences will be reverted:

Year ended on December 31, 2020

	Balance as of				Credited		Credited				Balance as of
	January 1,		Bussines		(charged) to		(charged) to		Foreign exchange		December 31,
	2020		Combination		profit or loss		OCI		adjustments		2020
Deferred tax assets
Debt securities at fair value	Ps.	11,274	Ps.	26,312	Ps.	1,776	Ps.	(117)	Ps.	(11,015)	Ps.	28,230
Equity securities at fair value		365		—		(667)		577		—		275
Derivative instruments		156,543		—		136,061		317,271		55		609,930
Allowance of investments securities		173		—		389		—		—		562
Accounts receivable		147		—		45,180		—		(3)		45,324
Allowance for accounts receivable		50,144		—		(2,963)		—		—		47,181
Loans and receivables		1,650		117,600		(117,519)		—		1,892		3,623
Allowance for impairment on loans and receivables		212,223		8,495		218,844		—		9,231		448,793
Allowance for foreclosed assets		1,856		—		8,908		—		(595)		10,169
Property, plant and equipment costs		304,768		(2,305)		19,812		—		1,269		323,544
Depreciation of property, plant and equipment		36,083		—		(3,908)		—		(21)		32,154
Investment property		18,323		—		7,138		—		—		25,461
Deferred charges and intangible assets		99,584		(29,258)		117,615		—		26,728		214,669
Tax losses carry forward		56,516		26,041		3,132		—		869		86,558
Surplus of presumptive income		5,661		—		410		—		—		6,071
Provisions		223,238		2,911		(7,584)		—		2,257		220,822
Employee benefits		120,367		(1,219)		3,608		437		507		123,700
Goodwill		859		—		(436)		—		—		423
Financial assets in concession contracts		247,883		—		636,275		—		—		884,158
Biological assets		220		—		(2)		(114)		—		104
Lease agreements		586,879		10,592		1,451		—		10,779		609,701
Other		285,468		—		69,257		100,825		(10,842)		444,708
Subtotal	Ps.	2,420,224	Ps.	159,169	Ps.	1,136,777	Ps.	418,879	Ps.	31,111	Ps.	4,166,160

Deferred tax liabilities
Debt securities at fair value	Ps.	(75,114)	Ps.	—	Ps.	(27,361)	Ps.	(18,286)	Ps.	9,019	Ps.	(111,742)
Equity securities at fair value		(105,502)		—		(116,654)		(411)		18,741		(203,826)
Derivative instruments		(7,264)		—		(8,734)		2,740		64		(13,194)
Accounts receivable		(92,100)		—		(22,971)		—		—		(115,071)
Allowance of investments securities		(85,584)		—		83,779		—		—		(1,805)
Loans and receivables		(38,086)		—		308		—		10,736		(27,042)
Allowance for impairment on loans and receivables		(432,707)		(52,429)		144,414		—		(58,839)		(399,561)
Foreclosed assets		(90,276)		—		30,115		—		—		(60,161)
Provision for foreclosed assets		(8,611)		—		(1,472)		—		(305)		(10,388)
Property plant and equipment costs		(294,303)		(3,788)		30,070		—		(2,306)		(270,327)
Depreciation of property, plant and equipment		(265,505)		—		(73,426)		—		(33)		(338,964)
Investment property		(70,065)		(99)		(8,617)		(532)		(258)		(79,571)
Right-of-use		(494,923)		(16,274)		100,038		—		(11,500)		(422,659)
Deferred charges and intangible assets		(82,082)		—		(132,822)		—		(48,898)		(263,802)
Provisions		(9,408)		—		(515)		—		(11,843)		(21,766)
Employee benefits		(27,492)		—		(3,397)		1,078		(1,040)		(30,851)
Goodwill		(222,513)		—		(30,710)		—		—		(253,223)
Deferred Income		(127,223)		—		(511,215)		—		—		(638,438)
Financial assets in concession arrangements		(2,080,772)		—		(606,504)		—		—		(2,687,276)
Biological assets		(27,704)		—		(3,490)		—		—		(31,194)
Lease agreements		(231,167)		—		(48,180)		—		—		(279,347)
Other		(176,534)		—		(140,418)		11,429		79,299		(226,224)
Subtotal	Ps.	(5,044,935)	Ps.	(72,590)	Ps.	(1,347,762)	Ps.	(3,982)	Ps.	(17,163)	Ps.	(6,486,432)
Total	Ps.	(2,624,711)	Ps.	86,579	Ps.	(210,985)	Ps.	414,897	Ps.	13,948	Ps.	(2,320,272)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2019

		Balance as of		Change in		Credited		Credited				Balance as of
		January 1,		accounting		(charged) to		(charged) to		Foreign exchange		December 31,
		2019		policies		profit or loss		OCI		adjustments		2019
Deferred tax assets
Debt securities at fair value	Ps.	29,650	Ps.	—	Ps.	(14,680)	Ps.	(4,540)	Ps.	844	Ps.	11,274
Equity securities at fair value		622		—		(1,129)		872		—		365
Derivative instruments		73,154		—		68,038		15,351		—		156,543
Allowance of investments securities		136		—		37		—		—		173
Accounts receivable		—		—		147		—		—		147
Allowance for accounts receivable		41,390		—		8,750		—		4		50,144
Loans and receivables		14,917		—		(13,440)		—		173		1,650
Allowance for impairment on loans and receivables		159,169		—		54,517		—		(1,463)		212,223
Allowance for foreclosed assets		2,927		—		(1,203)		—		132		1,856
Property, plant and equipment costs		284,111		—		16,749		—		3,908		304,768
Depreciation of property, plant and equipment		20,903		—		15,180		—		—		36,083
Investment property		—		—		18,323		—		—		18,323
Deferred charges and intangible assets		168,856		—		(69,272)		—		—		99,584
Tax losses carry forward		299,201		—		(24,518)		(240,420)		22,253		56,516
Surplus of presumptive income		4,670		—		991		—		—		5,661
Provisions		189,882		—		35,111		—		(1,755)		223,238
Employee benefits		131,783		—		(27,270)		15,308		546		120,367
Goodwill		—		—		859		—		—		859
Deferred Income		2,587		—		(2,587)		—		—		—
Financial assets in concession contracts		158,645		—		89,238		—		—		247,883
Biological assets		104		—		282		(166)		—		220
Lease agreements		8,592		649,307		(74,500)		—		3,480		586,879
Other		271,950		—		(3,989)		18,102		(595)		285,468
Subtotal	Ps.	1,863,249	Ps.	649,307	Ps.	75,633	Ps.	(195,492)	Ps.	27,527	Ps.	2,420,224

Deferred tax liabilities
Debt securities at fair value	Ps.	(49,937)	Ps.	—	Ps.	43,565	Ps.	(65,399)	Ps.	(3,343)	Ps.	(75,114)
Equity securities at fair value		(115,877)		—		20,716		(10,773)		432		(105,502)
Derivative instruments		(17,565)		—		17,410		(10,272)		3,163		(7,264)
Accounts receivable		(287,526)		—		195,426		—		—		(92,100)
Allowance of investments securities		(23,150)		—		(62,434)		—		—		(85,584)
Loans and receivables		(63,567)		—		25,769		—		(288)		(38,086)
Allowance for impairment on loans and receivables		(270,947)		—		(163,948)		—		2,188		(432,707)
Foreclosed assets		(92,416)		—		2,140		—		—		(90,276)
Provision for foreclosed assets		(109,092)		—		100,172		—		309		(8,611)
Property plant and equipment costs		(357,384)		—		54,139		—		8,942		(294,303)
Depreciation of property, plant and equipment		(170,138)		—		(86,092)		—		(9,275)		(265,505)
Investment property		—		—		(69,732)		(333)		—		(70,065)
Right-of-use		—		(636,017)		144,618		—		(3,524)		(494,923)
Deferred charges and intangible assets		(621,878)		—		539,796		—		—		(82,082)
Provisions		(24,280)		—		21,285		—		(6,413)		(9,408)
Employee benefits		—		—		(28,020)		322		206		(27,492)
Goodwill		(193,030)		—		(29,483)		—		—		(222,513)
Deferred Income		(116,034)		—		(11,189)		—		—		(127,223)
Financial assets in concession arrangements		(898,741)		—		(1,182,031)		—		—		(2,080,772)
Biological assets		(23,333)		—		(4,371)		—		—		(27,704)
Lease agreements		(4,293)		—		(226,874)		—		—		(231,167)
Other		(243,665)		—		62,260		(1,235)		6,106		(176,534)
Subtotal	Ps.	(3,682,853)	Ps.	(636,017)	Ps.	(636,878)	Ps.	(87,690)	Ps.	(1,497)	Ps.	(5,044,935)
Total	Ps.	(1,819,604)	Ps.	13,290	Ps.	(561,245)	Ps.	(283,182)	Ps.	26,030	Ps.	(2,624,711)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2018

		Balance as of		Change in		Credited		Credited				Balance as of
		January 1,		accounting		(charged) to		(charged) to		Foreign exchange		December 31,
		2018		policies		profit or loss		OCI		adjustments		2018
Deferred tax assets
Debt securities at fair value	Ps.	8,081	Ps.	(2,431)	Ps.	18,840	Ps.	4,563	Ps.	597	Ps.	29,650
Equity securities at fair value		8		102		512		—		—		622
Derivative instruments		36,805		—		(102,681)		185,803		(46,773)		73,154
Allowance of investments securities		366		31		(264)		—		3		136
Allowance for accounts receivable		333		—		44,660		—		(3,603)		41,390
Loans and receivables		71,938		64,527		(121,072)		—		(476)		14,917
Allowance for impairment on loans and receivables		66,127		68,513		13,808		—		10,721		159,169
Allowance for other accounts receivable		4,649		—		(4,649)		—		—		—
Foreclosed assets		18,161		—		(15,474)		—		240		2,927
Property, plant and equipment costs		364,540		—		(77,625)		—		(2,804)		284,111
Depreciation of property, plant and equipment		11,993		—		8,854		—		56		20,903
Deferred charges and intangible assets		145,625		—		23,233		—		(2)		168,856
Tax losses carry forward		332,354		—		365,698		(402,042)		3,191		299,201
Surplus of presumptive income		2,528		—		2,142		—		—		4,670
Provisions		197,963		(11,038)		2,163		—		794		189,882
Employee benefits		98,924		—		41,406		(9,394)		847		131,783
Deferred income		—		12,349		(9,762)		—		—		2,587
Financial assets in concession contracts		28,536		(6,322)		136,431		—		—		158,645
Biological assets		169		—		(65)		—		—		104
Lease agreements		8,042		—		625		—		(75.00)		8,592
Other		123,645		(102)		(6,161)		165,680		(11,112)		271,950
Subtotal	Ps.	1,520,787	Ps.	125,629	Ps.	320,619	Ps.	(55,390)	Ps.	(48,396)	Ps.	1,863,249

Deferred tax liabilities
Debt securities at fair value	Ps.	(44,492)	Ps.	9,555	Ps.	(14,843)	Ps.	26	Ps.	(183)	Ps.	(49,937)
Equity securities at fair value		(121,226)		(298)		7,361		2,084		(3,798)		(115,877)
Derivative instruments		(87,525)		—		23,187		—		46,773		(17,565)
Accounts receivable		(306,774)		(17)		17,677		1,588		—		(287,526)
Allowance of investments securities		(182)		57		(23,025)		—		—		(23,150)
Loans and receivables		(322,746)		3,668		256,357		—		(846)		(63,567)
Allowance for impairment on loans and receivables		(397,838)		204,100		(77,442)		—		233		(270,947)
Foreclosed assets		(72,209)		—		(20,314)		—		107		(92,416)
Provision for foreclosed assets		(41,654)		—		(67,096)		—		(342)		(109,092)
Property plant and equipment costs		(363,814)		—		11,305		—		(4,875)		(357,384)
Depreciation of property, plant and equipment		(179,877)		—		9,908		—		(169)		(170,138)
Deferred charges and intangible assets		(107,721)		—		(514,157)		—		—		(621,878)
Provisions		(575)		—		(22,312)		304		(1,697)		(24,280)
Goodwill		(169,675)		—		(23,355)		—		—		(193,030)
Deferred Income		(40,534)		40,534		(116,034)		—		—		(116,034)
Financial assets in concession arrangements		(700,738)		(228,241)		30,238		—		—		(898,741)
Biological assets		(16,583)		—		(6,750)		—		—		(23,333)
Lease agreements		(32,636)		—		28,343		—		—		(4,293)
Other		(71,408)		(779)		(176,699)		(11,271)		16,492		(243,665)
Subtotal	Ps.	(3,078,207)	Ps.	28,579	Ps.	(677,651)	Ps.	(7,269)	Ps.	51,695	Ps.	(3,682,853)
Total	Ps.	(1,557,420)	Ps.	154,208	Ps.	(357,032)	Ps.	(62,659)	Ps.	3,299	Ps.	(1,819,604)

Grupo Aval offsets deferred tax assets and liabilities by entity and tax authority, considering the application of the tax provisions in Colombia and other countries in which the legal right to offset tax assets and liabilities and other requirements in IAS 12, according to the following breakdown:

	Gross Deferred tax					Balances on Statement
December 31, 2020	amounts		Offset			of financial position
Deferred tax asset	Ps.	4,166,160	Ps.	(3,304,458)	Ps.	861,702
Deferred tax liability		(6,486,432)		3,304,458		(3,181,974)
Net	Ps.	(2,320,272)	Ps.	—	Ps.	(2,320,272)

	Gross Deferred tax					Balances on Statement
December 31, 2019	amounts		Offset			of financial position
Deferred tax asset	Ps.	2,420,224	Ps.	(2,173,626)	Ps.	246,598
Deferred tax liability		(5,044,935)		2,173,626		(2,871,309)
Net	Ps.	(2,624,711)	Ps.	—	Ps.	(2,624,711)

Grupo Aval estimates to recover its income tax assets and settle its income tax liabilities as shown below:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Deferred tax		December 31, 2020		December 31, 2019
Deferred tax asset recoverable before 12 months	Ps.	686,568	Ps.	385,937
Deferred tax asset recoverable after 12 months		3,479,592		2,034,287
Total Deferred tax asset	Ps.	4,166,160	Ps.	2,420,224

Deferred tax liability to settle before 12 months	Ps.	(1,002,096)	Ps.	(1,232,899)
Deferred tax liability to settle after 12 months		(5,484,336)		(3,812,036)
Total Deferred tax liability	Ps.	(6,486,432)	Ps.	(5,044,935)

Current tax		December 31, 2020		December 31, 2019
Current tax asset recoverable before 12 months	Ps.	871,780	Ps.	987,830
Current tax asset recoverable after 12 months		433,522		321,891
Total Current tax asset	Ps.	1,305,302	Ps.	1,309,721

Current tax liability to settle before 12 months	Ps.	(704,197)	Ps.	(698,901)
Current tax liability to settle after 12 months		(71,126)		(102,886)
Total Current tax liability	Ps.	(775,323)	Ps.	(801,787)

19.6          Effect of the current and deferred taxes in each component of other comprehensive income in equity:

The effects of the current and deferred taxes in each component of other comprehensive income is detailed below during the years ended on December 31, 2020, 2019 and 2018:

	December 31, 2020
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	883,022	Ps.	—	Ps.	(563)	Ps.	882,459
Hedging derivatives in foreign currency		(1,034,816)		—		310,445		(724,371)
Hedging financial liabilities in foreign currency		(366,195)		—		110,668		(255,527)
Cash Flow hedging		832		—		641		1,473
Foreign currency translation differences for foreign operations		(548,706)		42,284		11,484		(494,938)
Investment in associates and join ventures		13,059		—		(869)		12,190
Debt financial instruments		172,906		—		(22,085)		150,821
Subtotal Items that will be reclassified to profit or loss	Ps.	(879,898)	Ps.	42,284	Ps.	409,721	Ps.	(427,893)

Items that will not be reclassified to profit or loss
Effect of transfer investment properties for own use	Ps.	9,014	Ps.	—	Ps.	(765)	Ps.	8,249
Unrealized gains (losses) on equity securities at FVOCI		193,880		—		4,425		198,305
Actuarial (losses) gains from defined benefit pension plans		(9,488)		—		1,516		(7,972)
Subtotal Items that will not be reclassified to profit or loss	Ps.	193,406	Ps.	—	Ps.	5,176	Ps.	198,582
Total “other comprehensive income” during the period	Ps.	(686,492)	Ps.	42,284	Ps.	414,897	Ps.	(229,311)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

	December 31, 2019
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	95,329	Ps.	—	Ps.	145	Ps.	95,474
Hedging derivatives in foreign currency		(50,318)		—		18,221		(32,097)
Hedging financial liabilities in foreign currency		(47,942)		247,153		(229,627)		(30,416)
Cash Flow hedging		13,469		—		(4,988)		8,481
Foreign currency translation differences for foreign operations		128,135		—		(1,235)		126,900
Investment in associates and joint ventures		(9,061)		—		—		(9,061)
Debt financial instruments		426,300		—		(69,707)		356,593
Subtotal Items that will be reclassified to profit or loss	Ps.	555,912	Ps.	247,153	Ps.	(287,191)	Ps.	515,874

Items that will not be reclassified to profit or loss
Effect of transfer investment properties for own use	Ps.	5,288	Ps.	—	Ps.	(333)	Ps.	4,955
Unrealized gains (losses) on equity securities at FVOCI		237,781		—		(11,288)		226,493
Actuarial (losses) gains from defined benefit pension plans		(61,222)		—		15,630		(45,592)
Subtotal Items that will not be reclassified to profit or loss	Ps.	181,847	Ps.	—	Ps.	4,009	Ps.	185,856
Total “other comprehensive income” during the period	Ps.	737,759	Ps.	247,153	Ps.	(283,182)	Ps.	701,730

	December 31, 2018
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	1,124,732	Ps.	—	Ps.	—	Ps.	1,124,732
Hedging derivatives in foreign currency		(547,310)		372,715		(227,807)		(402,402)
Hedging financial liabilities in foreign currency		(576,881)		—		176,378		(400,503)
Cash Flow hedging		(19,789)		—		6,697		(13,092)
Foreign currency translation differences for foreign operations		(299,804)		—		(16,006)		(315,810)
Debt financial instruments		(107,084)		—		11,554		(95,530)
Investment in associates and joint ventures		22,400		—		(393)		22,007
Subtotal Items that will be reclassified to profit or loss	Ps.	(403,736)	Ps.	372,715	Ps.	(49,577)	Ps.	(80,598)

Items that will not be reclassified to profit or loss
Effect of transfer investment properties for own use	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Unrealized gains (losses) on equity securities at FVOCI		(134,084)		—		(5,891)		(139,975)
Actuarial (losses) gains from defined benefit pension plans		18,013		—		(7,191)		10,822
Subtotal Items that will not be reclassified to profit or loss	Ps.	(116,071)	Ps.	—	Ps.	(13,082)	Ps.	(129,153)
Total “other comprehensive income” during the period	Ps.	(519,807)	Ps.	372,715	Ps.	(62,659)	Ps.	(209,751)

19.7          Uncertainties in Open Tax Positions

As of December 31, 2020, and 2019, Grupo Aval recognized tax uncertainty liabilities for Ps. 111,591 and Ps. 107,166 respectively. Uncertain tax positions corresponding to expenses, considered deductible, and which, according to decisions of the tax authorities, could be considered as non-deductible. The balance as of December 31, 2020 is expected to be used fully or released when the inspection rights of the tax authorities with respect to the open tax returns expire.

19.8   Withholdings tax on dividends paid between entities

On December 28, 2018, some changes to tax on distribution of dividends were introduced by means of Law 1943. From there on, there is a new withholding tax (¨WHT") on distributions made to entities, which is treated as a tax credit deducted at source when a subsequent distribution is made by the entity to an individual. In essence, the tax credit resulting from the WHT is awarded to the ultimate beneficiary, no to the entity receiving the dividend in the first place. When the entity first receives the distribution, it accounts for the WHT in equity, as a reduction in dividends payable to individuals in accordance with paragraph 65A of IAS 12. The figure does not exist with respect to payments made by LB Panamá, which is a foreign entity.

.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 20 – CUSTOMER DEPOSITS

20.1   Detail of the composition of the deposits

The following is the detail of the balances of the deposits received from Grupo Aval´s customer and subsidiaries in development of their deposit collection operations:

Detail	December 31, 2020		December 31, 2019

Demand
Checking accounts	Ps.	51,198,284	Ps.	42,449,702
Savings accounts		76,551,465		59,352,760
Other funds on demand		532,660		463,770
		128,282,409		102,266,232

Term deposits
Fixed term deposit certificates (1)		83,559,188		73,225,189
Total deposits		211,841,597		175,491,421

Per currency
In Colombian Pesos		116,477,562		101,427,370
In foreign currency		71,626,062		54,963,501
Other		23,737,973		19,100,550
Total per currency	Ps.	211,841,597	Ps.	175,491,421

(1)	The amount of term deposits due over 12 months as December 31, 2020 is Ps. 28,164,514 and December 31, 2019 is Ps. 23,808,900.

20.2  Detail of the effective interest rates

The following is a summary of the effective interest rates which are accrued on customer deposits is as follows:

December 31, 2020
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.07%	3.20%	0.03%	5.85%
Saving accounts	0.01%	5.07%	0.03%	8.00%
Fixed term deposit certificates	0.01%	10.30%	0.01%	10.35%

December 31, 2019
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.04%	2.50%	0.03%	5.50%
Saving accounts	0.01%	6.03%	0.02%	8.00%
Fixed term deposit certificates	0.01%	11.60%	0.15%	10.35%

20.3  Detail of the concentration of deposits received from customers per economic sector

	December 31, 2020			December 31, 2019
	Amount		%	Amount		%
Commerce	Ps.	29,901,422	14%	Ps.	24,234,289	14%
Financial		39,703,773	19%		48,741,261	28%
Individuals		44,766,208	21%		30,714,387	18%
Government and Colombian Government entities		18,260,125	9%		16,670,646	9%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

	December 31, 2020			December 31, 2019
	Amount		%	Amount		%
Manufacturing		4,072,883	2%		3,192,627	2%
Real Estate		3,422,308	2%		3,703,896	2%
Agriculture and livestock		2,494,422	1%		1,256,291	1%
Colombian Municipalities		532,739	0%		29,302	0%
Foreign Governments		1,087,077	1%		681,466	0%
Other		67,600,640	31%		46,267,256	26%
Total	Ps.	211,841,597	100%	Ps.	175,491,421	100%

NOTE 21 – FINANCIAL OBLIGATIONS

21.1          Financial obligations other than issued bonds

a)	Interbank borrowings, overnight funds and borrowings from banks and others

The following is a summary of the financial obligations of Grupo Aval as of December 31, 2020 and 2019:

	December		December
	31, 2020		31, 2019

Local Currency
Interbank funds
Overnight funds	Ps.	2,361	Ps.	9,027
Interbank funds purchased		202,219		1,595,504
Commitments to transfer open and closed repo operations		2,237,837		1,706,368
Commitments to transfer simultaneous operations		3,397,284		4,456,544
Commitments originated in short positions simultaneous operations		158,203		262,873
Total interbank funds	Ps.	5,997,904	Ps.	8,030,316
Borrowings from banks and others
Borrowings		1,858,618		2,192,128
Leases contracts		1,597,463		1,539,871
Bankers acceptances		—		17
Other financial obligations		7,899		—
Total borrowings from banks and others	Ps.	3,463,980	Ps.	3,732,016

Foreign currency
Interbank funds
Overnight funds		—		6,283
Interbank funds purchased		783,873		921,500
Commitments to transfer open and closed repo operations		397,867		282,380
Total interbank funds	Ps.	1,181,740	Ps.	1,210,163
Borrowings from banks and others
Borrowings		12,423,796		12,336,206
Leases contracts		1,428,270		1,493,631
Andean Development Corporation		268,889		551,198
Letters of credit		554,642		622,730
Bankers acceptances		1,378,310		1,008,485
Discoveries in bank current account		136,000		59,078
Other financial obligations		630		—
Total borrowings from banks and others	Ps.	16,190,537	Ps.	16,071,328
Total interbank borrowings, overnight funds and borrowings from banks and others	Ps.	26,834,161	Ps.	29,043,823

The amount of interbank borrowings, overnight funds and borrowings from banks and others due over 12 months as of December 31, 2020 was Ps. 10,607,458 and as of December 31, 2019 was Ps. 8,692,991.

Short-term obligations associated with simultaneous and repo operations as of December 31, 2020 ammounted to Ps. 3,397,284 were guaranteed with investments were Ps. 6,756,912.  And short-term obligations associated with simultaneous and repo operations as of December 31, 2019 ammounted to Ps. 4,456,544 were guaranteed with investments were Ps. 7,162,889.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

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

The details of the borrowings from these entities as of December 31, 2020, and 2019 and are as follows:

	Interest rates in force at cut off	December 31, 2020		December 31, 2019
Banco de Comercio Exterior - “BANCOLDEX”	Fix between 0.20% and 7.86%, DTF + 0.10% to 5.45%, IBR + 0.10% to 4.10%, LIBOR1 + 3.61%, LIBOR6 + 1.66% to 3.45%	Ps.	1,046,721	Ps.	1,326,045
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO”	Fix between 0.14% and 7.30%, DTF + 0.50% to 7.00% and IBR + 0.90% to 1.90%		327,902		338,195
Financiera de Desarrollo Territorial “FINDETER”	Fix between 0.08% and 7.09%, DTF + 1.00% to 4.80%, IBR + 0.40% to 4.10%, IPC + 0.50% and 5.00% and LIBOR6 + 3.14%		2,655,185		2,218,245
Total		Ps.	4,029,808	Ps.	3,882,485

The amount of borrowings from development entities due over 12 months as of December 31, 2020 was Ps. 3,724,954, and as of December 31, 2019 was Ps. 3,633,973.

21.2.          Financial obligations from issued bonds

Grupo Aval and some of its subsidiaries have been authorized by the Superintendency of Finance and by the applicable regulatory entities in other jurisdictions to issue either bonds or general guarantee bonds. The bonds issued by Grupo Aval and subsidiaries are non-guaranteed and represent exclusively the obligations of each of the issuers.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The detail of liabilities as of December 31, 2020 and 2019, by issue date and maturity date was as follows:

		December		December
Issuer	Issue Date	31, 2020		31, 2019		Maturity Date	Interest Rate
Local Currency
Banco de Bogotá S.A.	24/09/2020	Ps.	300,011	Ps.	137,598	Between 24/09/2023 and 24/09/2025	IBR + 2.89% and Fixed 4.75%
Banco de Occidente S.A	Between 22/09/2011 and 20/08/2020		3,023,809		3,246,333	Between 08/05/2021 and 14/12/2032	CPI + 1.75% to 6.49%, IBR + 1.37%, Fixed between 5.71% and 7.55%
Corporación Financiera Colombiana S.A.	Between 27/08/2009 and 19/11/2020		3,287,717		2,895,156	Between 11/03/2022 and 19/11/2045	CPI + 2.16% to 5.99%, Fixed between 1.75% and 7.10%
Banco Popular S.A	Between 12/10/2016 and 04/02/2020		1,652,087		1,753,896	Between 08/05/2021 and 04/02/2027	CPI + 3.08% to 4.13%; Fixed between 5.88% and 8.10%
Grupo Aval Acciones y Valores S.A.	Between 03/12/2009 and 14/11/2019		1,129,634		1,201,189	Between 14/11/2024 and 28/06/2042	CPI + 3.69% to 5.20% and Fixed 6.42%
Peso denominated Total		Ps.	9,393,258	Ps.	9,234,172

Foreign Currency
Banco de Bogotá S.A. Under rule 144A.	Between 19/02/2013 and 03/08/2017		7,327,946		7,109,822	Between 19/02/2023 and 03/08/2027	Fixed between 4.38% to 6.25%
BAC Credomatic
El Salvador	Between 28/10/2016 and 19/08/2019		467,262		726,607	Between 28/10/2021 and 19/08/2024	Fixed between 5.80% to 5.85%
Honduras	Between 16/03/2018 and 29/12/2020		306,129		320,162	Between 16/03/2021 and 29/12/2025	Fixed between 3.20% to 9.50% and Banker rate between 3.50% to 7.50%
Panamá	Between el 11/07/2017 and 15/12/2020		1,713,174		—	Between el 11/01/2021 and 04/02/2025	Fixed between 2.00% to 5.00%
BAC Credomatic Total		Ps.	2,486,566	Ps.	1,046,769
Banco Bogotá and BAC Credomatic Total		Ps.	9,814,512	Ps.	8,156,591
Grupo Aval Limited	Between 19/09/2012 and 04/02/2020		6,845,536		3,268,629	Between 26/09/2022 and 04/02/2030	Fixed between 4.38% to 4.75%
Promigas S.A. and Gases del Pacífico S.A.C. Under rule 144A.	Between 16/10/2019 and 22/10/2020		1,707,490		1,258,876	Between 16/10/2029 and 22/10/2029	Fixed between 3.75% to 6.25%
Foreign Currency Total		Ps.	18,367,539	Ps.	12,684,096
Total of Bonds		Ps.	27,760,797	Ps.	21,918,268

The amount of issued bonds due over 12 months as of December 31, 2020 was Ps. 26,467,982 and as of December 31, 2019 was Ps. 19,908,991.

Grupo Aval had no defaults on principal or interest payments or other breaches with respect to its liabilities during the years ended 31 December 2020 and 2019, and Grupo Aval is complying with the related covenants agreed with investors and debtors.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

21.3          Analysis of changes in financing during the year

Reconciliation of movements of liabilities to cash flows arising from financing activities:

			Liabilities						Equity						Total
	Notes		Dividends payable		Bonds issued		Leases		Subscribed and paid-in capital		Additional paid-in capital		Non-controlling interest
Balance at December 31, 2017		Ps.	590,041	Ps.	19,102,196	Ps.	1,055,005	Ps.	22,281	Ps.	8,303,431	Ps.	9,564,584	Ps.	38,637,538
Cash flows from financing activities:
Dividens paid to shareholders			(1,128,535)		—		—		—		—		—		(1,128,535)
Dividens paid to non-controlling interest	26		(745,932)		—		—		—		—		—		(745,932)
Issuance of debt securities			—		1,095,892		—		—		—		—		1,095,892
Payment of outstanding debt securities			—		(1,139,897)		—		—		—		—		(1,139,897)
Issuance of shares	26		—		—		—		—		—		988,072		988,072
Equity transaction			—		—		—		—		(12,674)		(54,483)		(67,157)
Net cash used in financing activities		Ps.	(1,874,467)	Ps.	(44,005)	Ps.	—	Ps.	—	Ps.	(12,674)	Ps.	933,589	Ps.	(997,557)
Cash flows from operating activities:
Accrued interest			—		1,162,699		—		—		—		—		1,162,699
Interest paid			—		(922,968)		—		—		—		—		(922,968)
Other changes		Ps.	1,819,736	Ps.	842,429	Ps.	(31,416)	Ps.	—	Ps.	—	Ps.	(749,987)	Ps.	1,880,762
Total liabilities related to other changes		Ps.	1,819,736	Ps.	1,082,160	Ps.	(31,416)	Ps.	—	Ps.	—	Ps.	(749,987)	Ps.	2,120,493
Total equity related to other changes		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	181,579	Ps.	2,016,453	Ps.	2,198,032
Balance at December 31, 2018		Ps.	535,310	Ps.	20,140,351	Ps.	1,023,589	Ps.	22,281	Ps.	8,472,336	Ps.	11,764,639	Ps.	41,958,506
Change in accounting policies on january 1, 2019			—		—		2,225,545		—		—		—		2,225,545
Cash flows from financing activities:
Dividens paid to shareholders			(1,266,920)		—		—		—		—		—		(1,266,920)
Dividens paid to non-controlling interest	26		(804,302)		—		—		—		—		—		(804,302)
Issuance of debt securities			—		3,130,254		—		—		—		—		3,130,254
Interest issuance of debt securities			—		18,633		—		—		—		—		18,633
Payment of outstanding debt securities			—		(1,544,225)		—		—		—		—		(1,544,225)
Leases			—		—		(362,334)		—		—		—		(362,334)
Equity transaction			—		—		—		—		(26,570)		(40,527)		(67,097)
Net cash used in financing activities		Ps.	(2,071,222)	Ps.	1,604,662	Ps.	(362,334)	Ps.	—	Ps.	(26,570)	Ps.	(40,527)	Ps.	(895,991)
Cash flows from operating activities:
Accrued interest			—		1,220,437		205,627		—		—		—		1,426,064
Interest paid			—		(1,103,218)		(194,589)		—		—		—		(1,297,808)
Other Changes		Ps.	2,167,023	Ps.	56,037	Ps.	135,665	Ps.	—	Ps.	—	Ps.	(830,160)	Ps.	1,528,564
Total liabilities related to other changes		Ps.	2,167,023	Ps.	173,255	Ps.	146,703	Ps.	—	Ps.	—	Ps.	(830,160)	Ps.	1,656,821
Total equity related to other changes		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,603,750	Ps.	2,603,750
Balance at December 31, 2019		Ps.	631,111	Ps.	21,918,268	Ps.	3,033,502	Ps.	22,281	Ps.	8,445,766	Ps.	13,497,702	Ps.	47,548,631
Cash flows from financing activities:
Dividens paid to shareholders			(1,330,241)		—		—		—		—		—		(1,330,241)
Dividens paid to non-controlling interest	26		(946,034)		—		—		—		—		—		(946,034)
Issuance of debt securities			—		5,733,500		—		—		—		—		5,733,500
Interest issuance of debt securities			—		(7,180)		—		—		—		—		(7,180)
Payment of outstanding debt securities			—		(2,185,636)		—		—		—		—		(2,185,636)
Leases			—		—		(429,636)		—		—		—		(429,636)
Redemption of preferred shares			—		—		—		—		—		(379,320)		(379,320)
Equity transaction			—		—		—		—		(546)		(50,458)		(51,004)
Net cash used in financing activities		Ps.	(2,276,275)	Ps.	3,540,683	Ps.	(429,636)	Ps.	—	Ps.	(546)	Ps.	(429,778)	Ps.	404,449
Cash flows from operating activities:
Accrued interest			—		1,545,009		210,816		—		—		—		1,755,825
Interest paid			—		(1,503,675)		(191,924)		—		—		—		(1,695,599)
Other Changes		Ps.	2,294,038	Ps.	2,260,511	Ps.	402,975	Ps.	—	Ps.	—	Ps.	(957,391)	Ps.	4,000,134
Total liabilities related to other changes		Ps.	2,294,038	Ps.	2,301,845	Ps.	421,867	Ps.	—	Ps.	—	Ps.	(957,391)	Ps.	4,060,359
Total equity related to other changes		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	25,650	Ps.	2,671,725	Ps.	2,697,375
Balance at December 31, 2020		Ps.	648,874	Ps.	27,760,797	Ps.	3,025,733	Ps.	22,281	Ps.	8,470,870	Ps.	14,782,259	Ps.	54,710,814

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 22 – EMPLOYEE BENEFITS

In accordance with labor legislation in the countries in which Grupo Aval operates, and based on labor conventions and collective bargaining agreements signed between Grupo Aval’s subsidiaries and their employees, employees have short term benefits (including but not limited to salaries, holidays, legal and extralegal premiums, severances and interests on severances), long-term benefits (including but not limited to seniority bonuses), post-employment benefits (including but not limited to medical aids) and retirement benefits (including but not  limited to severance payments to employees in Colombia who continue with labor regime before Law 50 of 1990 and legal and extralegal retirement pensions). Compensation of key management personnel (see note 34) includes salaries.

Through personnel benefits plans, Grupo Aval is exposed to several risks (interest rates), which are intended to be minimized by applying the risk management policies and procedures defined under Note 4.

The detail of the balance of liabilities for employee benefits at December 31, 2020, and 2019 is as follows:

	December 31, 2020		December 31, 2019
Short term	Ps.	462,070	Ps.	480,489
Post-employment		597,936		590,914
Long term		180,090		186,333
Total	Ps.	1,240,096	Ps.	1,257,736

Plan Asset	Ps.	(38,241)	Ps.	(22,756)

Net employee benefits	Ps.	1,201,855	Ps.	1,234,980

22.1          Post-employment benefits

In Colombia, when employees retire after completing certain thresholds of years and time of service, retirement pensions are assumed by public or private pension funds based on defined contribution plans,. Entities and employees contribute monthly defined amounts by law to gain entitlementd to a pension at the time of retirement.

Unlike in Central America, in Colombia according to prior labor regimes, post-employment benefits for employees hired before (i) 1968 require pensions to be directly assumed the company for those employees that have fulfilled the requirements of age and years of service and (ii) 1990 entitle employees to receive a compensation equivalent to the last month of salary multiplied by each year of service.

Some subsidiaries have labor conventions or pay extra-legal premiums to employees retiring in compliance with the required age and time of service, when they start enjoying the pension granted by the pension funds.

Some retirees of Grupo Aval and its subsidiaries receive benefits including coverage of medical treatments..

As of December 31, 2020 and 2019, the post-employment benefit expense is composed of:

	December 31, 2020		December 31, 2019
Defined contribution plan	Ps.	83,549	Ps.	73,297
Defined benefit plan		37,917		52,723

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

22.2          Long Term Employee Benefits

Some Grupo Aval subsidiaries grant their employees extra-legal long term premiums during their working lives per every five years of service that they complet, calculated as days of salary per year of work.

Grupo Aval has recognized the liabilities corresponding to these benefits, based on the same actuarial calculations and using the same parameters as in retirement benefits.

The following table shows the Post-employment and long-term benefits movements during the years ended at December 31, 2020, 2019 and 2018 are as follows:

	Post-Employment benefits						Long-term Benefits
	December		December		December		December		December		December
	31, 2020		31, 2019		31, 2018		31, 2020		31, 2019		31, 2018
Balance at the beginning of the year	Ps.	590,914	Ps.	541,226	Ps.	604,110	Ps.	186,333	Ps.	242,335	Ps.	229,770
Business combination (1)		13,632		—		—		—		—		—
Service costs		6,410		14,567		13,127		17,915		22,860		21,040
Interests cost		32,745		37,138		36,700		8,563		14,252		13,460
Gain on settlements		(1,238)		—		(18,300)		—		—		—
Past Service Costs (2)		—		1,018		(191)		(15,659)		(49,400)		1,632
	Ps.	642,463	Ps.	593,949	Ps.	635,446	Ps.	197,152	Ps.	230,047	Ps.	265,902
Changes in actuarial assumptions from changes in demographic assumptions		—		7,407		6,136		—		—		388
Changes in actuarial assumptions from changes in financial assumptions		7,835		54,674		(24,149)		11,449		(13,008)		11,831
	Ps.	7,835	Ps.	62,081	Ps.	(18,013)	Ps.	11,449	Ps.	(13,008)	Ps.	12,219
Payments to employees		(63,515)		(63,580)		(79,709)		(28,511)		(30,706)		(35,786)
Effect of movements in exchange rates		11,153		(1,536)		3,502		—		—		—
Liability balance at the end of the year	Ps.	597,936	Ps.	590,914	Ps.	541,226	Ps.	180,090	Ps.	186,333	Ps.	242,335

Plan Assets
Balance at the beginning of the year plan assets		(22,756)		—		—		—		—		—
Business combination (1)		(13,632)		—		—		—		—		—
Recognition of the plan assets		(840)		(21,474)		—		—		—		—
Interests income		(863)		(318)		—		—		—		—
Remeasurements on plan assets		1,651		(859)		—		—		—		—
Effect of movements in exchange rates		(1,801)		(105)		—		—		—		—
Balance at the end of the year plan assets	Ps.	(38,241)	Ps.	(22,756)	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Net Balance at the end of the year	Ps.	559,695	Ps.	568,158	Ps.	541,226	Ps.	180,090	Ps.	186,333	Ps.	242,335

(1)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).
(2)	The variation includes the effect of a change in a long-term institutional benefit plan for 2020 at Porvenir and Fiduciaria Bogota and for 2019 at Banco de Bogotá, which went from being a defined benefit plan to a defined contribution plan, through which the bank makes monthly contributions into a fund created for each employee.

The assumptions used to calculate the obligation projected for different post-employment benefits employees are as follows:

	December 31,	December 31,
Post-Employment Benefits*	2020	2019
Discount interest rate	5.78%	5.87%
Inflation rate	2.94%	3.00%
Salary growth rate	3.25%	4.00%
Pension growth rate	3.03%	3.00%

* Entities in Colombia and subsidiaries abroad participate.

	December 31,	December 31,
Long-Term Benefits*	2020	2019
Discount interest rate	4.78%	5.34%
Inflation rate	3.00%	3.00%
Salary growth rate	4.00%	4.00%

* Only entities from Colombia participate.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Employee turnover is calculated based on the experience of each entity. For those entities where a sufficiently long statistic history is not yet available to support the actuarial bases, the SoA2003 table is used as a reference. With this table, the probability of permanence of personnel in the entity is established, modified according to the population factor of each benefit. Employee´s life expectancy is calculated based on the mortality tables RV08 (Colombia) and GA83 (Central America) .

The sensitivity analysis for post-employment and long-term benefits liabilities due to defined benefits plans to different actuarial and financial variables is shown below, maintaining other variables at constant values (increase or decrease 50 basis points):

	- 50 basis points
At December 31, 2020	Post-Employment Benefits		Long-Term Benefits
Discount interest rate	Ps.	23,540	Ps.	5,068
Salaries growth rate		(5,286)		(5,444)
Retirement growth rate		(15,429)		N/A

	+ 50 basis points
At December 31, 2020	Post-Employment Benefits		Long-Term Benefits
Discount interest rate	Ps.	(22,724)	Ps.	(4,787)
Salaries growth rate		5,596		5,718
Retirement growth rate		16,475		N/A

Future benefit payments projected, reflecting services, as the case may be, are expected to be paid as follows:

		Payments for Post-		Payments for Long-
Year		Employment		term Benefits
2021	Ps.	70,219	Ps.	24,659
2022		61,786		23,126
2023		60,578		21,932
2024		58,401		23,330
2025		56,897		20,773
Years 2026 – 2030		267,121		85,369

NOTE 23 – LEGAL RELATED AND NON LEGAL RELATED PROVISIONS

The following table shows movement of provisions during the years ended on December 31, 2020, 2019 and 2018 are as follows:

	Legal related		Non legal related		Total
Balance as of January 01, 2018	Ps.	165,353	Ps.	543,479	Ps.	708,832
Provisions increase during the year		98,473		190,686		289,159
Use of provisions		(73,086)		(149,026)		(222,112)
Amounts reversed due to provisions not utilized		(64,562)		(19,852)		(84,414)
Reclassifications		(249)		4,072		3,823
Balance as of December 31, 2018	Ps.	125,929	Ps.	569,359	Ps.	695,288
Impact of the adoption of IFRS 16 (1)		—		32,107		32,107
Balance as of January 01, 2019	Ps.	125,929	Ps.	601,466	Ps.	727,395
Provisions increase during the year		116,627		177,606		294,233
Use of provisions		(34,603)		(52,296)		(86,899)
Amounts reversed due to provisions not utilized		(13,296)		(51,905)		(65,201)
Effect of movements in exchange rates		23		(909)		(886)
Balance as of December 31, 2019	Ps.	194,680	Ps.	673,962	Ps.	868,642
Business combination (2)		2,417		1,415		3,832
Provisions increase during the year		190,248		118,580		308,828
Use of provisions		(20,787)		(86,746)		(107,533)
Amounts reversed due to provisions not utilized		(124,616)		(41,183)		(165,799)
Effect of movements in exchange rates		(168)		5,048		4,880
Balance as of December 31, 2020	Ps.	241,774	Ps.	671,076	Ps.	912,850

(1)	See Note 2 (2.4).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

(2)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).

Estimated period of time to be resolved	Legal related		Non legal related		Total
Within twelve months	Ps.	21,238	Ps.	259,161	Ps.	280,399
After twelve months		220,536		411,915		632,451
Total	Ps.	241,774	Ps.	671,076	Ps.	912,850

Legal related:

Administrative proceedings

At December 31, 2020 and 2019 the outstanding balance of provisions recorded for administrative proceedings were Ps. 67,765 and Ps. 18,391, respectively, by way of claims for administrative or judicial processes of a tax nature, initiated by national and local authorities that establish, in some cases sanctions in which the subsidiaries of Grupo Aval would incur.

Labor proceedings

At December 31, 2020 and 2019, the outstanding balance of provisions recorded for labor proceedings were Ps. 34,252 and Ps. 38,848, respectively. Labor proceedings include labor pursuits, indemnities for former employees against some  subsidiaries of Grupo Aval. The time expected for resolution is uncertain due to the fact that each proceeding is based on different instances. However, historically most cases have been resolved in favor of Grupo Aval..

Other proceedings

At December 31, 2020 and 2019 the outstanding balance of other legal provisions recorded were Ps. 139,757 and Ps. 137,441, respectively, being the most representative:

●	Provisions were made to cover claims for nullity of affiliations to the Porvenir´s were Ps. 107,484 and Ps. 105,118, respectively.

Non-legal related:

At December 31, 2020 and 2019 the outstanding balance of non-legal related provisions recorded amounting were Ps. 671,076 and Ps. 673,962, respectively, are mainly comprised by:

●	Provisions in Corficolombiana affiliates of Ps. 244,490 and Ps. 259,185 respectively, associated with the maintenance, restoration and rehabilitation of constructions and buildings, professional fees relating to development of concession contracts.
●	Provisions in Porvenir´s subsidiary of Ps. 230,095 and Ps. 233,128 respectively, where the main provision balance corresponds to the undercapitalized accounts, these are individual pension accounts called "Fondo de Pensiones Obligatorias Especial Porvenir de Retiro Programado", which according to actuarial projections do not have the required balance to achieve minimum pension payment, and thus have to be provisioned for the expected difference.
●	Provisions of several subsidiaries of Grupo Aval of Ps. 83,184 and Ps. 85,385, respectively, corresponding to the dismantling of ATMs and offices.
●	Provisions of Ps. 67,393 and Ps. 49,962 respectively, for losses on loan commitments (see note 4.1.5 Loan commitments and financial guarantee contracts).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 24 – OTHER LIABILITIES

Accounts payable and other liabilities of December 31, 2020 and 2019 comprise the following:

Items	December 31, 2020		December 31, 2019
Suppliers and services payable	Ps.	2,124,434	Ps.	1,877,694
Income received for third parties (1)		2,076,532		1,338,265
Cashier checks		864,499		789,680
Dividends payable		648,874		631,111
Contract liability related to concessions		581,100		539,584
Non-financial liabilities		543,397		507,513
Transactions ATH and ACH		538,558		585,526
Withholdings taxes and labor contributions		441,689		471,201
Commissions and fees		276,708		290,160
Collection service		256,661		282,184
Collection on behalf of third parties		236,418		250,769
Merchant acquiring accounts		169,787		169,807
Customer loyalty programs		155,829		150,846
Checks drawn and not paid		107,628		46,220
Insurance payables		105,396		26,767
Value Added Tax - VAT		74,002		86,568
Cash surplus		37,504		235,840
Other liabilities		538,847		449,647
Total other liabilities (2)	Ps.	9,777,863	Ps.	8,729,382

(1)	The increase presented is due to advance payments made by the Agencia Nacional de Infraestructura (ANI) for Ps. 729,781, which correspond to the resources of trust of future validities, collections of tolls and financial returns.
(2)	Impact of business combination for Ps. 241,447. (See note 35)

Other		December 31, 2020		December 31, 2019
Liabilities to be canceled within twelve months		6,110,472		5,946,523
Liabilities to be canceled after twelve months		3,667,391		2,782,859
Total	Ps.	9,777,863	Ps.	8,729,382

NOTE 25 – EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT

Authorized, issued and outstanding shares as of December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Authorized shares	120,000,000,000	120,000,000,000
Subscribed fully paid shares	22,281,017,159	22,281,017,159
Total outstanding shares	22,281,017,159	22,281,017,159

The outstanding shares are as follows:
Common voting shares (1)	15,131,197,752	15,137,789,974
Preferred non-voting shares (2)	7,149,819,407	7,143,227,185

(1)	Common Voting shares with a nominal value of (Ps. 1) Colombian peso.
(2)	Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2020 and 2019, 6,592,222 and 27,026,722 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

25.1 Appropriated retained earnings

As of December 31, 2020, and 2019 the appropriation of retained earnings is as follows:

	December 31, 2020		December 31, 2019
Retained earnings	Ps.	1,785,978	Ps.	2,475,939
Withholding tax over dividends		(5,699)		(14,344)
Legal reserve		11,140		11,140
Statutory and voluntary reserves		9,510,715		7,816,338
	Ps.	11,302,134	Ps.	10,289,073

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

25.2 Declared Dividends

The dividends are declared and paid to shareholders based on  unconsolidated net income under Colombian IFRS (NCIF), the dividends declared were as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
Net income for the periods ended in	Ps.	3,031,238	Ps.	2,887,749	Ps.	2,001,178
Cash dividends declared		In the general assembly held in March 2020, 60.00 pesos per share payable in twelve installments of 5.00 pesos per share, from April 2020 to March 2021.		In the general assembly held in March 2019, 60.00 pesos per share payable in twelve installments of 5.00 pesos per share, from April 2019 to March 2020.		In the general assembly held in March 2018, 48.00 pesos per share payable in twelve installments of 4.00 pesos per share, from April 2018 to March 2019.
Total outstanding shares		22,281,017,159		22,281,017,159		22,281,017,159
Total dividends declared	Ps.	1,336,861	Ps.	1,336,861	Ps.	1,069,489

25.3 Earnings per share

●	Basic earnings per share

Grupo Aval calculates basic earnings per share by dividing net income for the year attributable to controlling interest of Grupo Aval parent company by the weighted average number of shares outstanding during the year (including common and preferred shares).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

The following table summarizes the earnings per share for the year ended as of December 31, 2020, 2019 and 2018:

		December 31, 2020		December 31, 2019		December 31, 2018
Net income for the year	Ps.	4,631,616	Ps.	5,365,454	Ps.	5,184,551
Less: participation of non- controlling interests		(2,282,095)		(2,331,045)		(2,271,857)
Net income attributable to owners of the parent		2,349,521		3,034,409		2,912,694

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(753,457)		(970,070)		(929,656)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	1,596,064	Ps.	2,064,339	Ps.	1,983,038
Weighted average number of common shares outstanding used in basic EPS calculation (2)		15,135,829,538		15,158,004,812		15,169,502,784
Basic and Diluted earnings per share to common shareholders (pesos)		105.45		136.19		130.73
Basic and Diluted earnings per ADS in Colombian pesos (3)		2,108.99		2,723.76		2,614.51
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		22,281,017,159		22,281,017,159		22,281,017,159
Basic earnings of the owners of the parent per share in Colombian pesos		105.45		136.19		130.73

(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.
●	Diluted earnings per share

At December 31, 2020, 2019 and 2018, Grupo Aval did not have any dilutive instruments.

25.4  Equity transactions

At December 31, 2020 some transactions took place that resulted in changes to the interests of Grupo Aval and its subsidiaries, below is the detail of the most significant equity transactions:

Corporación Financiera Colombiana S.A. - Corficolombiana S.A.

In Corficolombiana,  Grupo Aval and its subsidiaries chose to receive dividends in shares, unlike some minority shareholders who opted to be payed dividends in cash, generating a dilution effect for Ps. 23,609, which led to a modification in Grupo Aval's stake from 38.63% to 39.58%.

Multi Financial Group, Inc. (MFG)

In June Leasing Bogotá S.A. Panamá acquired 2.97% additional percentage of the non-controlling interest of the ordinary and outstanding shares of Ps. 49,634, achieving a total participation of 99.6%. See note 35 “Business Combination”.

●	Preference shares

There was payment of dividends Ps.12,552 (US $ 3.3 million) corresponding to the preferred shares issued by Multi financial Group. Additionally, preferred shares were redeemed for a value of Ps. 379,320 (US $ 102 million). See note 35 “ Business Combination”.

Concesionaria Vial Del Pacifico S.A.S.

Corficolombiana S.A acquired the remaining (10.1%) of the non-controlling interest of Concesionaria Vial Del Pacifico S.A.S. for Ps. 50,373, achieving a total participation of 100%.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

25.5 Consolidated Other Comprehensive Income (OCI):

Components of accumulated Other Comprehensive Income for the years ended December 31, 2020, 2019 and 2018 are as follows:

		Net gain (loss) on hedges of net investment in foreign operations		Cash flow hedges		Foreign currency translation differences from unhedged foreign operations		Effect of moving investment properties for own use		Unrealized gains (losses) debt securities		Unrealized gains (losses) Equity securities		Investments in associates and join ventures		Actuarial gains (losses)		Income tax		Total comprehensive income, net of taxes
January 1, 2018	Ps.	(207,324)	Ps.	5,446	Ps.	(166,408)	Ps.	—	Ps.	68,462	Ps.	618,358	Ps.	88,946	Ps.	(132,457)	Ps.	1,183,500	Ps.	1,458,523
Current-period change		541		(19,789)		(299,804)		—		(107,084)		(134,084)		22,400		18,013		310,056		(209,751)
December 31, 2018	Ps.	(206,783)	Ps.	(14,343)	Ps.	(466,212)	Ps.	—	Ps.	(38,622)	Ps.	484,274	Ps.	111,346	Ps.	(114,444)	Ps.	1,493,556	Ps.	1,248,772
Current-period change		(2,931)		13,469		128,135		5,288		426,300		237,781		(9,061)		(61,222)		(36,029)		701,730
December 31, 2019	Ps.	(209,714)	Ps.	(874)	Ps.	(338,077)	Ps.	5,288	Ps.	387,678	Ps.	722,055	Ps.	102,285	Ps.	(175,666)	Ps.	1,457,527	Ps.	1,950,502
Current-period change		(517,989)		832		(548,706)		9,014		172,906		193,880		13,059		(9,488)		457,181		(229,311)
December 31, 2020	Ps.	(727,703)	Ps.	(42)	Ps.	(886,783)	Ps.	14,302	Ps.	560,584	Ps.	915,935	Ps.	115,344	Ps.	(185,154)	Ps.	1,914,708	Ps.	1,721,191

	Non -controlling interest		Owners of the parent		Total comprehensive income, net of taxes
January 1, 2018	Ps.	625,824	Ps.	832,699	Ps.	1,458,523
Current-period change		(73,825)		(135,926)		(209,751)
December 31, 2018	Ps.	551,999	Ps.	696,773	Ps.	1,248,772
Current-period change		305,056		396,674		701,730
December 31, 2019	Ps.	857,055	Ps.	1,093,447	Ps.	1,950,502
Current-period change		2,123		(231,434)		(229,311)
December 31, 2020	Ps.	859,178	Ps.	862,013	Ps.	1,721,191

NOTE 26  - NON- CONTROLLING INTEREST

The following table includes information regarding the non-controlling interest of  each direct subsidiary of Grupo Aval at December 31, 2020 and 2019:

December 31, 2020
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A.	Colombia	60.42%	Ps.	6,833,480	Ps.	1,445,835	Ps.	(419,026)
Banco Bogotá S.A.	Colombia	31.26%		6,194,859		692,575		(422,818)
Banco de Occidente S.A.	Colombia	27.73%		1,134,808		94,374		(76,376)
Banco Comercial AV Villas S.A.	Colombia	20.13%		365,631		33,112		(17,703)
Banco Popular S.A.	Colombia	6.26%		253,481		16,199		(10,111)
		Total	Ps.	14,782,259	Ps.	2,282,095	Ps.	(946,034)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

The following table includes information regarding each direct subsidiary of Grupo Aval that has significant non-controlling interests to December 31, 2020 and 2019 (before eliminations):

December 31, 2020
												Cash Flow from
Entity		Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	38,146,485	Ps.	26,113,816	Ps.	10,318,526	Ps.	2,292,396	Ps.	1,016,955	Ps.	800,867
Banco Bogotá S.A.		208,268,384		185,769,784		21,906,817		2,504,605		971,373		8,534,336
Banco de Occidente S.A.		45,090,745		40,111,534		4,233,815		340,558		146,773		1,132,652
Banco Comercial AV Villas S.A.		16,589,069		14,712,590		1,704,123		163,914		71,426		835,271
Banco Popular S.A.	Ps.	27,394,731	Ps.	24,204,934	Ps.	2,673,349	Ps.	234,754	Ps.	35,841	Ps.	1,090,176

December 31, 2019
												Cash Flow from
Entity		Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	31,809,578	Ps.	21,841,524	Ps.	10,244,488	Ps.	2,004,164	Ps.	780,447	Ps.	2,006,112
Banco Bogotá S.A.		175,019,580		153,159,578		19,207,112		3,073,654		1,378,393		6,671,466
Banco de Occidente S.A.		42,577,698		37,708,620		4,296,870		568,059		102,338		(570,873)
Banco Comercial AV Villas S.A.		15,207,537		13,412,397		1,823,204		236,624		62,949		231,652
Banco Popular S.A.	Ps.	25,117,577	Ps.	22,047,597	Ps.	2,757,661	Ps.	302,120	Ps.	2,134	Ps.	(931,478)

NOTE 27 – COMMITMENTS AND CONTINGENCIES

Capital expenses commitments

As of December 31, 2020, and December 31, 2019, Grupo Aval and its subsidiaries had contractual disbursement commitments of capital expenditures for Ps. 158,026 and Ps. 311,729, respectively.

Contingencies

At December 31, 2020, and 2019, Grupo Aval and its subsidiaries were part of administrative and legal proceedings as defendants; the claims of proceedings were assessed based on analyses and opinions of seasoned lawyers. The following legal contingencies were determined:

Labor Proceedings

At December 31, 2020, and December 31, 2019, the outstanding balances recognized for  labor complaints amounted to Ps. 88,848 and Ps. 85,663, respectively. Historically, many of these proceedings have been resolved in favor of Grupo Aval and its subsidiaries.

Civil Proceedings

At December 31, 2020, the result of the assessment of claims for civil suits, not including those with remote probability, reached outstanding balances recognized of Ps. 395,192, of which Ps. 107,898 correspond to processes acquired through the Multi Financial Group Inc. (MFG). At December 31, 2019 these amounted to Ps. 305,198 respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Administrative, Tax Proceedings and Other Proceedings

Claims derived from administrative and judicial processes include those of fiscal responsibility over concession contracts, tax proceedings and other, filed by national and local tax authorities. These authorities may establish, in some cases, sanctions in which Grupo Aval and its subsidiaries may incur as a result of: (i) the performance of their duty as a withholder or collector of national and local taxes, and/or (ii) the obligation to pay a higher tax amount in their condition of taxpayers. At December 31, 2020, the outstanding balances recognized for these claims amounted to Ps. 101,700, of which Ps. 3,748 correspond to processes acquired through the Multi Financial Group Inc. (MFG). As of December 31, 2019 these amounted to Ps. 64,077.

Other matters

The outcomes of the following legal processes cannot be necessarily classified as “possible” in accordance with IAS 37, however, they are being disclosed herein in consideration of their relevance.

Investigation by the Superintendency of Industry and Commerce in relation to the Ruta del Sol Sector 2 Project

Through Resolution No. 67837 of September 13, 2018, the Deputy Superintendent for the Protection of Free-Competition (“Antitrust Division”) of the Superintendency of Industry and Commerce (“SIC”) ordered the opening of an investigation and formulation  of charges against a number of entities that had participated in the Ruta del Sol Sector 2 project, and related individuals.  This included Grupo Aval Acciones y Valores S.A. (“Grupo Aval”), its subsidiary, Corporación Financiera Colombiana S.A. (“Corficolombiana”), Estudios y Proyectos del Sol S.A.S. (“Episol"), a company 100% owned by Corficolombiana, and Concesionaria Ruta del Sol S.A.S (“CRDS”), the company that was awarded the project and in which Episol holds a 33% non-controlling interest, as well as charges against certain officers of Grupo Aval and Corficolombiana.

The Antitrust Division’s charges were based on an alleged violation of the Colombian legal regime of free economic competition that occurred in the bidding process of the Ruta del Sol Sector 2 project.

In October 2018, Grupo Aval, Corficolombiana and Episol, as well as the charged officers, submitted their defense accompanied by documentary evidence and requests for additional evidentiary proceedings. On July 23, 2020, the Antitrust Division released a report ("Informe Motivado”) with a recommendation to the Superintendent of Industry and Commerce: (i) to dismiss the charge N° 2 related to the alleged conflict of interest with respect to all parties charged—including Grupo Aval and its officers, Corficolombiana and its officers, and Episol—based on the applicable statute of limitations, and (ii) to impose fines on all the investigated entities and individuals with respect to charge N° 1 of “payment of a bribe”—including, Corficolombiana, Corficolombiana’s former President José Elías Melo Acosta, and Episol—arguing, in the case of Corficolombiana and Episol, an alleged knowledge by José Elías Melo  Acosta of the conduct confessed by Odebrecht.

On December 28, 2020, the Superintendent of Industry and Commerce issued Resolution No. 82510 of 2020, consistent with the recommendations in the Informe Motivado.  The Superintendent decided to close the investigation with respect to all parties charged with the alleged “conflict of interest”, including Grupo Aval, Corficolombiana and their and officers and Mr. Melo Acosta

For Charge N° 1, the Superintendent decided to impose fines on all the investigated entities and individuals.  Corficolombiana and Episol were fined Ps. 55,565 and Ps. 33,827, respectively. Former Corficolombiana’s President, José Elías Melo Acosta, was also fined Ps. 394.

On January 28, 2021, Corficolombiana and Episol filed an appeal against Resolution No. 82510 of 2020 before the Superintendent, seeking reconsideration of its decision to fine them in connection with Charge N° 1. If this appeal for reconsideration is unsuccessful, the aforementioned fines would be payable within five (5) business days following such decision and would have an impact of Ps. 35,377 in the attributable net income of Grupo Aval.   Notwithstanding the foregoing, the parties may then appeal the Superintendent’s final decision before Colombia’s administrative courts.

Class Action before the Administrative Tribune of Cundinamarca in connection with the Ruta del Sol Sector 2 Project

On January 26, 2017, the Inspector-General’s Office (Procuraduría General de la Nación or “PGN”) filed a class action against CRDS, (a company formed by Construtora Norberto Odebrecht S.A., Odebrecht Investimentos em Infraestructura Ltda., CSS Constructores S.A. and Episol), the National Infrastructure Agency ("ANI") and its members, for allegedly violating the collective rights of administrative morality, defense of public patrimony, and access to public services in connection with the Ruta del Sol

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Sector 2 project. On December 6, 2018, the Administrative Tribunal of Cundinamarca (“TAC”), the body presiding over the class action, issued a first instance ruling against CRDS, and all its shareholders, including Episol, and other individuals and entities. The TAC found the defendants jointly and severally liable for the damages caused to the collective interests and ordered the payment of Ps. 800,156 to the Colombian Ministry of Transportation. The TAC also debarred the defendants for a term of ten years, during which time they would be prohibited from contracting with the Colombian government and holding public office. Subsequently, in an order dated February 8, 2019, the TAC corrected certain arithmetical errors in its ruling, and reduced the amount of the fine to Ps. 715,656.

The aforementioned ruling is not final and several appeals were filed by Episol and the other defendants, which were granted by the TAC on February 25, 2019 and will be heard by the Consejo de Estado (Colombia’s Supreme Court on administrative matters).  On February 14, 2020, the Consejo de Estado also issued a ruling  regarding the effects of the appeal, specifying that the provisions of the first instance ruling regarding the delivery of money or other goods as well as  the debarment from government contracting would only become enforceable in the event of a final second instance ruling by the Consejo del Estado confirming the decision under appeal.

In the case of Episol, its appeal filing seeks revocation of the TAC’s first instance ruling against it on the basis of multiple substantive and procedural defects.

It is not possible to establish how much time it will take for the Consejo de Estado to make a decision in relation to this case. In the event that the decision of the TAC is confirmed and Episol is compelled to assume the entire amount of the penalty, the maximum impact to the net attributable profit of Grupo Aval would be Ps. 283,221.

Investigations by United States authorities

In late 2018, the Department of Justice of the United States ("DOJ") and the United States Securities and Exchange Commission ("SEC") informed Grupo Aval that they had opened an investigation on matters related to the Ruta del Sol Sector 2 project. Grupo Aval is cooperating with the DOJ and the SEC in these investigations. It is not possible to predict the decisions that the DOJ or the SEC will take as a result of the issues that are the subject of these investigations, nor the impact that such investigations and their outcome may have on Grupo Aval and / or its subsidiaries.

NOTE 28 – INCOME FROM CONTRACTS WITH CUSTOMERS

Below is the detail of the income and expenses for commissions and fees of contracts with customers for the years ended as of December 31, 2020, 2019 and 2018:

	December 31,		December 31,		December 31,
Income from commissions and fees	2020		2019		2018
Banking services fees	Ps.	2,823,411	Ps.	3,006,506	Ps.	2,718,482
Debit and credit card fees		1,298,251		1,364,244		1,187,716
Pension and severance fund management		1,158,524		1,129,391		987,323
Trust activities and portfolio management service		343,268		334,910		312,901
Bonded warehouse services		155,253		161,298		156,638
Commissions on transfers, checks and checkbooks		31,113		50,026		49,645
Office network services		17,493		24,618		30,220
Other commissions and fees		8,586		12,350		10,457
Total income from commissions and fees (*)	Ps.	5,835,899	Ps.	6,083,343	Ps.	5,453,382

(*) See note 31.6. to see income by country.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

	December 31,		December 31,		December 31,
Expenses from commissions and fees	2020		2019		2018
Banking services	Ps.	(404,414)	Ps.	(311,098)	Ps.	(307,191)
Sales and services commissions		(216,457)		(184,481)		(171,680)
Fees paid to pension funds sales forces		(74,752)		(94,285)		(75,130)
Information processing services of operators		(21,632)		(17,969)		(22,525)
Offices network services		(14,610)		(8,508)		(23,040)
Other		(10,611)		(11,658)		(14,197)
Total expenses from commissions and fees	Ps.	(742,476)		(627,999)		(613,763)
Net income from commissions and fees	Ps.	5,093,423	Ps.	5,455,344	Ps.	4,839,619

Below is the detail of the income and cost for goods and services for the years ended as of December 31, 2020, 2019 and 2018:

	December 31,		December 31,		December 31,
Income from sales of goods and services	2020		2019		2018
Energy and gas E&G	Ps.	4,509,551	Ps.	4,524,903	Ps.	3,411,674
Infrastructure		3,966,192		3,783,534		3,826,101
Hotels		139,782		366,835		332,749
Agribusiness		147,443		135,928		133,095
Others Services		225,996		205,813		239,801
Others operating income		155,825		139,575		182,594
Total income from sales of goods and services (*)	Ps.	9,144,789	Ps.	9,156,588	Ps.	8,126,014

(*) See note 31.6, to see income by country.

	December 31,		December 31,		December 31,
Costs and expenses of sales of goods and services	2020		2019		2018
Cost of sales of companies from non-financial sector	Ps.	(4,766,263)	Ps.	(5,041,089)	Ps.	(3,812,993)
Impairment losses on loans and other accounts receivable		(46,078)		(43,401)		(21,829)
Administrative and other expenses		(487,530)		(659,262)		(645,690)
Salaries and employee benefits		(538,463)		(555,038)		(499,750)
Amortization of intangible assets		(230,396)		(267,808)		(317,035)
Depreciation of tangible assets		(119,813)		(98,963)		(100,388)
Depreciation of right of use assets		(36,002)		(30,425)		—
Bonus plan payments		(28,722)		(36,300)		(34,503)
Expenses from commissions and fees		(26,884)		(30,885)		(32,876)
Donations expenses		(35,622)		(14,704)		(14,320)
Labor severances		(5,715)		(3,902)		(2,718)
Total costs and expenses of sales of goods and services	Ps.	(6,321,488)	Ps.	(6,781,777)	Ps.	(5,482,102)
Gross profit from sales of goods and services	Ps.	2,823,301	Ps.	2,374,811	Ps.	2,643,912

NOTE 29 – NET TRADING INCOME

Net trading income includes income from client driven trading activities primarily conducted in markets, including foreign exchange, credit, rates and equities trading, as follows:

	December 31,		December 31,		December 31,
	2020		2019		2018
Trading investment income (1)
Fixed income securities	Ps.	348,312	Ps.	270,310	Ps.	98,024
Equities		277,806		349,526		57,477
Total trading investment income	Ps.	626,118	Ps.	619,836	Ps.	155,501
Derivatives income
Net income (loss) on financial derivatives (2)	Ps.	530,503	Ps.	19,932	Ps.	247,880
Other trading income (3)		138,803		122,143		179,328
Total derivatives income	Ps.	669,306	Ps.	142,075	Ps.	427,208
Total net trading income	Ps.	1,295,424	Ps.	761,911	Ps.	582,709

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

(1)	Includes net trading income from investment securities held for trading, that reflects the interest from investment in debt securities, gains/losses from mark-to-market valuation from investment in equity and debt securities and net income from trading activities.
(2)	Includes net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on trading derivatives.
(3)	Includes gains/losses from: (i) Net changes in the valuation of hedging derivatives from mark-to-market valuations from unhedged, (ii) the ineffective portion of the hedge, (iii) Transfers of due hedging derivatives from OCI to the statement of income.

NOTE 30 – OTHER INCOME AND EXPENSE

Below is the detail of the other income and expense in the years ended December 31, 2020, 2019 and 2018:

		December 31,		December 31,		December 31,
Other Income		2020		2019		2018
Net gain on sale of debt and equity securities (1)	Ps.	613,213	Ps.	198,562	Ps.	1,104
Foreign exchange gains (losses), net		363,034		312,267		283,440
Share of profit of equity accounted investees, net of tax		220,162		229,626		197,715
Gain on the sale of non-current assets held for sale (2)		112,043		23,381		20,062
Dividends		91,565		84,686		71,487
Gain on sale of property, plant and equipment		22,941		24,381		390,472
Net gain in asset valuation		(50,326)		14,151		37,307
Other		344,267		395,909		357,094
Total other income	Ps.	1,716,899	Ps.	1,282,963	Ps.	1,358,681

(1)	The increase of Ps. 414,651 is due to the realization of gains recognized under OCI for the sale of fixed income investments.
(2)	For the year 2020, includes net gains on sale of assets (leased-back) in Banco de Bogotá by Ps. 56,511 and Banco de Occidente by Ps. 36,760.

	December 31,		December 31,		December 31,
Other Expense	2020		2019		2018
Personnel expenses	Ps.	(4,400,542)	Ps.	(4,085,396)	Ps.	(3,877,584)
Taxes and surcharges		(960,332)		(914,476)		(757,936)
Consultancy, legal, audit and other fees		(704,457)		(661,645)		(569,276)
Contributions and affiliations		(564,349)		(664,835)		(511,811)
Maintenance and adequation		(537,130)		(458,522)		(378,433)
Insurance		(520,006)		(382,322)		(375,611)
Depreciation of tangible assets		(440,382)		(416,946)		(378,218)
Depreciation right of use assets (1)		(325,508)		(292,771)		—
Warehouse services		(283,013)		(277,574)		(270,223)
Amortization of intangible assets		(249,481)		(191,768)		(161,533)
Outsourcing services		(148,113)		(149,280)		(128,495)
Marketing		(221,541)		(351,104)		(327,539)
Transportation services		(167,442)		(184,720)		(181,687)
Cleaning and security services		(162,944)		(137,721)		(126,822)
Leases (Rent)		(158,514)		(175,002)		(476,590)
Data processing		(99,919)		(83,542)		(81,426)
Supplies and stationery		(94,866)		(103,104)		(85,128)
Losses due to claims		(74,220)		(60,302)		(47,394)
Adaptation and installation		(59,501)		(58,904)		(55,815)
Donations expenses		(41,213)		(7,256)		(10,124)
Travel expenses		(25,985)		(58,663)		(52,584)
Loss on sale of property, plant and equipment		(19,201)		(14,227)		(16,117)
Impairment losses on other assets		(7,060)		(20,755)		(166,300)
Loss from sale of non-current assets held for sale		(3,420)		(4,392)		(5,200)
Other		(383,612)		(416,122)		(329,187)
Total other expense	Ps.	(10,652,751)	Ps.	(10,171,349)	Ps.	(9,371,033)

(1)	The Group adopted IFRS 16 on January 1, 2019. (See Note 2.4).

NOTE 31 – ANALYSIS OF OPERATING SEGMENTS

Operating segments are components of Grupo Aval responsible for developing commercial activities that can generate revenue or incur expenses and whose operating profit or loss are regularly reviewed by the chief operating decision maker (“CODM”) of Grupo

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Aval, and for which financial information is available. Operating segment information is consistent with the internal reports provided to the CODM.

31.1          Description of products and services from which each reportable segment derives its income

Grupo Aval is organized into six main operating segments comprised by the five main banking operationss of Grupo Aval and Corficolombiana: Banco de Bogotá S.A., Leasing Bogotá S.A. Panamá, Banco de Occidente S.A., Banco AV Villas S.A., Banco Popular S.A. and Corficolombiana S.A.

Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco AV Villas S.A.: These operating segments provides financial services to companies, individuals and Government organizations mainly in Colombia such as: wholesale and retail lending, financial leasing, treasury operations, proprietary trading, pension and severance fund management (through its subsidiary Porvenir), trust, logistics and bonded warehouse services, among other.

Leasing Bogotá S.A. Panamá (“LB Panamá”): This operating segment consolidates LB Panamá’s operations, mainly in Central America. It derives its income from financial services provided by its main subsidiaries, BAC Credomatic Inc. and Multi Financial Group Inc., to companies, individuals and Government organizations in Costa Rica, Panama, Guatemala, Honduras, El Salvador and Nicaragua such as: wholesale and retail lending, financial leasing, treasury operations, proprietary trading, pension fund management, brokerage, among other.

Corficolombiana S.A.: This operating segment consolidates all of Corficolombiana’s subisidaries. It provides both financial and non-financial services to companies, individuals and Government organizations, mainly in Colombia and Peru. It derives its income from financial services such as: retail lending, treasury operations, proprietary trading, brokerage and trust services, among other. It derives its income from non-financial services from 5 main sectors: Energy & gas (transportation and distribution of natural gas and energy), infrastructure (concession arrangements, mainly in road infrastructure), hotels (hospitality services) and agribusiness (mainly palm oil and rubber).

31.2          Factors used by management to identify reportable segments

Operating segments identified above are based on the relevance of factors such as (i) the nature of the products and services provided and (ii) the geographical locations. Information regarding the performance of operating segments is reviewed by the CODM on a quarterly basis.

During 2020 there have been changes in the reportable segments of Grupo Aval, in comparison to the structure reported for 2019 and 2018., as a result of which Leasing Bogotá S.A. Panamá is now an operating segment which is presented separately from the Banco de Bogotá S.A. (Consolidated) segment. Leasing Bogotá S.A. Panamá substantively refers to the consolidated financial statements of LB Panamá, Banco de Bogotá's fully-owned subsidiary.

This change was motived by: (i) the purchase and business combination of MFG which increased the relevance of LB Panamá  as a separate operating segment and (ii) the Colombian peso has structurally depreciated against the U.S. dollar in recent years, increasing the value of LB Panamá’s financials when translated into Grupo Aval’s functional currency. These events, combined with strong growth over the past years have increased the relevance of LB Panamá in the overall mix of Grupo Aval’s loan portfolio. In addition to this, macroeconomic, geopolitical and social conditions between geographies tend to differ, and give rise to distinct trends when management evaluates the performance of Grupo Aval’s operations in Central America through LB Panamá. As a result of the aforementioned, LB Panamá´s operating results are now reviewed by the CODM to make decisions about it and assess its performance as an operating segment separately.

With respect to the previous period and as required by IFRS 8 "Operating Segments", the reported figures have been modified to be consistent with 2020.

.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

31.3 Measurement of net income, assets and liabilities of operating segments

Grupo Aval’s CODM reviews the financial information of each of its operating segments and assesses the performance of each segment based on Statements of Financial Position and the Statement of Income of each of them, and on certain credit risk indicators, as described in note 2.29

31.4          Information on net income, assets and liabilities of reportable operating segments

The following is the detail of the reportable financial information summarized for each segment as of December 31, 2020, 2019 and 2018:

Statement of Financial Position

December 31, 2020

		Banco de		Leasing Bogotá S.A.		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Panamá		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
Assets
Trading assets	Ps.	4,960,248	Ps.	318,183	Ps.	2,143,707	Ps.	347,139	Ps.	700,889	Ps.	2,603,549	Ps.	12,755	Ps.	(47,614)	Ps.	11,038,856
Investment securities		9,670,374		13,456,895		4,966,920		3,205,960		2,345,996		3,231,070		—		(815,451)		36,061,764
Hedging derivatives assets		117,066		32,895		—		—		—		6,259		—		—		156,220
Investments in associates and joint ventures		5,419,318		—		1,614,628		577,963		3,729		784,073		1,929		(7,372,318)		1,029,322
Investments in subsidiary companies (2)		14,819,773		—		—		—		—		—		—		(14,819,773)		—
Loans, net		61,675,539		70,329,940		31,040,792		20,426,642		11,838,132		2,006,931		—		(1,775,982)		195,541,994
Other assets		14,199,517		28,088,407		5,324,698		2,837,027		1,700,323		29,514,603		7,642,529		(10,239,390)		79,067,714
Total assets	Ps.	110,861,835	Ps.	112,226,320	Ps.	45,090,745	Ps.	27,394,731	Ps.	16,589,069	Ps.	38,146,485	Ps.	7,657,213	Ps.	(35,070,528)	Ps.	322,895,870
Liabilities
Customer deposits		67,488,062		79,799,401		30,970,733		20,611,759		13,966,758		4,926,745		—		(5,921,861)		211,841,597
Financial obligations		17,109,522		15,313,069		7,317,684		2,429,104		232,457		13,889,097		7,989,984		(5,656,151)		58,624,766
Other liabilities		3,765,654		2,294,077		1,823,117		1,164,071		513,375		7,297,974		508,703		(377,021)		16,989,950
Total liabilities	Ps.	88,363,238	Ps.	97,406,547	Ps.	40,111,534	Ps.	24,204,934	Ps.	14,712,590	Ps.	26,113,816	Ps.	8,498,687	Ps.	(11,955,033)	Ps.	287,456,313

(1)	Includes Grupo Aval Holding, Grupo Aval Limited and ATH Negocio Conjunto.
(2)	Includes measurement of subsidiary Leasing Bogotá S.A. Panamá.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Statement of income for 2020

		Banco de		Leasing Bogotá S.A.		Banco de		Banco Popular		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Panamá		Occidente S.A.		S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
External income
Interest income	Ps.	5,709,177	Ps.	7,561,837	Ps.	2,959,192	Ps.	2,219,585	Ps.	1,343,460	Ps.	429,495	Ps.	44	Ps.		Ps.	20,222,790
Income from commissions and fees		2,284,583		2,429,949		416,437		245,997		257,018		83,271		118,644				5,835,899
Income from sales of goods and services		83,295		—		50,079		—		—		9,011,415		—				9,144,789
Share of profit of equity accounted investees, net of tax		5,063		—		3,049		5,241		3,704		201,580		1,525				220,162
Dividends		444		13,379		277		2,239		1,702		73,524		—				91,565
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		252,355		—				252,355
Net trading income		802,460		4,745		396,691		53,722		16,121		21,551		134				1,295,424
Other income		201,906		965,950		(57,474)		47,713		52,578		191,249		3,250				1,405,172
	Ps.	9,086,928	Ps.	10,975,860	Ps.	3,768,251	Ps.	2,574,497	Ps.	1,674,583	Ps.	10,264,440	Ps.	123,597	Ps.	—	Ps.	38,468,156

		Banco de		Leasing Bogotá S.A.		Banco de		Banco Popular		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Panamá		Occidente S.A.		S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	95,945	Ps.	1,269	Ps.	14,803	Ps.	15,424	Ps.	10,193	Ps.	49,233	Ps.	191	Ps.	(187,058)	Ps.	—
Income from commissions and fees		6,201		26		6,344		2,967		18,391		1,542		45,940		(81,411)		—
Income from sales of goods and services		1,285		—		185,687		—		—		2,169		—		(189,141)		—
Share of profit of equity accounted investees, net of tax		552,012		—		253,586		78,493		(4,432)		847		—		(880,506)		—
Participation in results of subsidiaries (2)		1,169,473		—		—		—		—		—		—		(1,169,473)		—
Dividends		6,192		—		2,067		3,601		2,195		1,623		—		(15,678)		—
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—		—		—		—
Net trading income		7,299		—		243		(1,858)		(4)		556		—		(6,236)		—
Other income		2,201		2,126		2,834		225		3,197		(1,884)		118,347		(127,046)		—
		1,840,608		3,421		465,564		98,852		29,540		54,086		164,478		(2,656,549)		—
Total income	Ps.	10,927,536	Ps.	10,979,281	Ps.	4,233,815	Ps.	2,673,349	Ps.	1,704,123	Ps.	10,318,526	Ps.	288,075	Ps.	(2,656,549)	Ps.	38,468,156

Expenses
Interest expense	Ps.	(2,378,805)	Ps.	(2,733,088)	Ps.	(1,082,203)	Ps.	(822,584)	Ps.	(352,566)	Ps.	(984,454)	Ps.	(404,727)	Ps.	496,163	Ps.	(8,262,264)
Net impairment loss on financial assets		(2,435,418)		(1,872,458)		(1,137,316)		(303,710)		(253,319)		(12,037)		—		365		(6,013,893)
Depreciation and amortization		(269,106)		(459,374)		(116,070)		(89,458)		(67,595)		(8,939)		(8,745)		3,916		(1,015,371)
Expenses from commissions and fees		(362,820)		(111,250)		(104,387)		(59,251)		(157,354)		(12,048)		(3,867)		68,501		(742,476)
Costs and expenses of sales goods and services		(204,599)		—		(311,439)		—		—		(5,824,340)		19,860		(970)		(6,321,488)
Administrative expenses		(1,410,882)		(2,011,596)		(655,902)		(667,265)		(391,477)		(88,615)		(349,937)		609,314		(4,966,360)
Income tax expense		(253,228)		(494,486)		65,459		(91,348)		(58,740)		(962,300)		(47,546)		(1,479)		(1,843,668)
Other expense		(1,108,073)		(2,127,556)		(551,399)		(404,979)		(259,158)		(133,397)		501,997		(588,455)		(4,671,020)
Total expenses		(8,422,931)		(9,809,808)		(3,893,257)		(2,438,595)		(1,540,209)		(8,026,130)		(292,965)		587,355		(33,836,540)
Net income for the year	Ps.	2,504,605	Ps.	1,169,473	Ps.	340,558	Ps.	234,754	Ps.	163,914	Ps.	2,292,396	Ps.	(4,890)	Ps.	(2,069,194)	Ps.	4,631,616

(1)	Includes Grupo Aval Holding, Grupo Aval Limited and ATH Negocio Conjunto.
(2)	Includes measurement of subsidiary Leasing Bogotá S.A. Panamá.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Revenue from contracts with customers at December, 2020.

		Banco de		Leasing Bogotá S.A.		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Panamá		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments		Eliminations		Total

Revenue from contracts with customers (1)	Ps.	2,375,364	Ps.	2,429,975	Ps.	658,547	Ps.	248,964	Ps.	275,409	Ps.	9,098,397	Ps.	164,584	Ps.	(270,552)	Ps.	14,980,688

Timing of revenue recognition
At a point in time		53,902		133,539		20,849		18,044		77,497		110,080		163,552		(56,777)		520,686
Over time		2,321,462		2,296,436		637,698		230,920		197,912		8,988,317		1,032		(213,775)		14,460,002

(1)	Income from contracts with customers, see note 28.

Statement of Financial Position December 31, 2019

		Banco de		Leasing Bogotá S.A.		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Panamá		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
Assets
Trading assets	Ps.	4,025,309	Ps.	174,521	Ps.	2,730,366	Ps.	284,790	Ps.	295,234	Ps.	1,729,563	Ps.	187	Ps.	(126,302)	Ps.	9,113,668
Investment securities		7,506,397		7,214,666		4,487,707		2,556,181		1,675,897		3,316,757		—		(757,294)		26,000,311
Hedging derivatives assets		163,004		—		—		—		—		3,594		—		—		166,598
Investments in associates and joint ventures		4,752,358		—		1,434,246		486,524		3,027		752,060		405		(6,440,658)		987,962
Investments in subsidiary companies (2)		14,611,104		—		—		—		—		—		—		(14,611,104)		—
Loans, net		58,093,411		55,016,717		29,374,122		19,260,152		11,671,190		2,115,859		—		(1,589,134)		173,942,317
Other assets		17,587,032		20,486,165		4,551,257		2,529,930		1,562,189		23,891,745		4,129,975		(6,116,560)		68,621,733
Total assets	Ps.	106,738,615	Ps.	82,892,069	Ps.	42,577,698	Ps.	25,117,577	Ps.	15,207,537	Ps.	31,809,578	Ps.	4,130,567	Ps.	(29,641,052)	Ps.	278,832,589
Liabilities
Customer deposits	Ps.	61,515,280	Ps.	56,279,706	Ps.	28,726,381	Ps.	16,988,939	Ps.	11,851,426	Ps.	4,067,504	Ps.	—	Ps.	(3,937,815)	Ps.	175,491,421
Financial obligations		19,273,824		10,085,301		7,195,231		3,955,801		1,078,588		12,152,007		4,484,293		(3,380,469)		54,844,576
Other liabilities		4,089,509		1,915,958		1,787,008		1,102,857		482,383		5,622,013		519,887		(371,292)		15,148,323
Total liabilities	Ps.	84,878,613	Ps.	68,280,965	Ps.	37,708,620	Ps.	22,047,597	Ps.	13,412,397	Ps.	21,841,524	Ps.	5,004,180	Ps.	(7,689,576)	Ps.	245,484,320

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, and ATH Negocio Conjunto.
(2)	Includes measurement of subsidiary Leasing Bogotá S.A. Panamá.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Statement of Income for the year 2019

		Banco de		Leasing Bogotá S.A.		Banco de		Banco Popular		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Panamá		Occidente S.A.		S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
External income
Interest income	Ps.	5,977,246	Ps.	6,302,300	Ps.	3,107,030	Ps.	2,297,087	Ps.	1,460,981	Ps.	407,843	Ps.	248	Ps.	—	Ps.	19,552,735
Income from commissions and fees		2,386,238		2,562,027		423,571		263,985		281,324		77,012		89,186		—		6,083,343
Income from sales of goods and services		107,012		—		58,947		—		(5,466)		8,996,095		—		—		9,156,588
Share of profit of equity accounted investees, net of tax		10,633		—		4,272		5,232		3,819		205,674		(4)		—		229,626
Dividends		635		4,243		336		1,155		1,795		76,522		—		—		84,686
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		217,616		—		—		217,616
Net trading income		437,946		54,335		117,048		24,827		16,648		110,977		130		—		761,911
Other income		263,502		427,396		145,493		72,545		36,692		20,186		2,837		—		968,651
	Ps.	9,183,212	Ps.	9,350,301	Ps.	3,856,697	Ps.	2,664,831	Ps.	1,795,793	Ps.	10,111,925	Ps.	92,397	Ps.	—	Ps.	37,055,156

		Banco de		Leasing Bogotá S.A.		Banco de		Banco Popular		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Panamá		Occidente S.A.		S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	93,463	Ps.	2,212	Ps.	13,344	Ps.	13,411	Ps.	3,441	Ps.	128,352	Ps.	79	Ps.	(254,302)	Ps.	—
Income from commissions and fees		4,292		47		8,328		2,904		18,905		1,474		68,227		(104,177)		—
Income from sales of goods and services		1,968		—		164,635		—		5,466		5,866		—		(177,935)		—
Share of profit of equity accounted investees, net of tax		513,721		—		246,576		73,370		(3,997)		1,665		—		(831,335)		—
Participation in results of subsidiaries (2)		1,345,364		—		—		—		—		—		—		(1,345,364)		—
Dividends		5,288		—		2,022		2,925		2,053		105		—		(12,393)		—
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—		—		—		—
Net trading income		37,261		(34,199)		—		39		—		2,457		—		(5,558)		—
Other income		49,445		101		5,268		181		1,544		(7,357)		88,628		(137,810)		—
		2,050,802		(31,839)		440,173		92,830		27,412		132,562		156,934		(2,868,874)		—
Total income	Ps.	11,234,014	Ps.	9,318,462	Ps.	4,296,870	Ps.	2,757,661	Ps.	1,823,205	Ps.	10,244,487	Ps.	249,331	Ps.	(2,868,874)	Ps.	37,055,156

Expenses
Interest expense	Ps.	(2,723,091)	Ps.	(2,156,423)	Ps.	(1,228,385)	Ps.	(880,056)	Ps.	(421,033)	Ps.	(925,197)	Ps.	(240,723)	Ps.	307,691	Ps.	(8,267,217)
Net impairment loss on financial assets		(1,364,665)		(1,260,960)		(720,456)		(319,532)		(222,446)		(12,330)		—		145,286		(3,755,103)
Depreciation and amortization		(258,250)		(373,585)		(107,651)		(82,028)		(65,455)		(7,789)		(10,135)		3,408		(901,485)
Expenses from commissions and fees		(282,740)		(100,232)		(85,289)		(65,713)		(137,275)		(12,737)		(4,419)		60,406		(627,999)
Costs and expenses of sales goods and services		(235,928)		—		(305,866)		—		—		(6,256,833)		20,755		(3,905)		(6,781,777)
Administrative expenses		(1,617,351)		(1,788,732)		(725,963)		(640,153)		(392,862)		(85,533)		(279,356)		575,643		(4,954,307)
Income tax expense		(521,466)		(477,575)		(61,098)		(52,533)		(105,396)		(802,936)		(62,399)		(2,854)		(2,086,257)
Other expense		(1,156,869)		(1,815,591)		(494,103)		(415,526)		(242,113)		(136,968)		366,572		(420,959)		(4,315,557)
Total expenses		(8,160,360)		(7,973,098)		(3,728,811)		(2,455,541)		(1,586,580)		(8,240,323)		(209,705)		664,716		(31,689,702)
Net income for the year	Ps.	3,073,654	Ps.	1,345,364	Ps.	568,059	Ps.	302,120	Ps.	236,625	Ps.	2,004,164	Ps.	39,626	Ps.	(2,204,158)	Ps.	5,365,454

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.
(2)	Includes measurement of subsidiary Leasing Bogotá S.A. Panamá.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

		Banco de		Leasing Bogotá S.A.		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Panamá		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments		Eliminations		Total

Revenue from contracts with customers (1)	Ps.	2,498,500	Ps.	2,562,073	Ps.	651,537	Ps.	266,889	Ps.	300,229	Ps.	8,679,277	Ps.	437,415	Ps.	(155,989)	Ps.	15,239,931

Timing of revenue recognition
At a point in time		93,889		138,388		31,763		22,784		83,687		116,974		436,504		(365,398)		558,591
Over time		2,404,611		2,423,685		619,774		244,105		216,542		8,562,303		911		209,409		14,681,340

(1)	Income from contracts with customers, see note 28.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Statement of Income of the year 2018

x
		Banco de		Leasing Bogotá S.A.		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Panamá		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
External income
Interest income	Ps.	5,786,985	Ps.	5,349,918	Ps.	3,087,525	Ps.	2,192,941	Ps.	1,383,023	Ps.	556,068	Ps.	176	Ps.	—	Ps.	18,356,636
Income from commissions and fees		2,196,685		2,198,304		399,785		245,721		261,769		77,936		73,182		—		5,453,382
Income from sales of goods and services		130,007		—		65,916		12,124		—		7,917,967		—		—		8,126,014
Share of profit of equity accounted investees, net of tax		6,126		—		2,688		3,083		2,550		183,268		—		—		197,715
Dividends		1,090		3,765		286		2,314		1,399		62,633		—		—		71,487
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		205,803		—		—		205,803
Net trading income		421,109		(25,268)		104,539		22,151		13,250		46,716		212		—		582,709
Other income		254,019		561,741		48,327		110,411		40,474		72,005		2,502		—		1,089,479
	Ps.	8,796,021	Ps.	8,088,460	Ps.	3,709,066	Ps.	2,588,745	Ps.	1,702,465	Ps.	9,122,396	Ps.	76,072	Ps.	—	Ps.	34,083,225

		Banco de		Leasing Bogotá S.A.		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Panamá		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	58,456	Ps.	6	Ps.	10,971	Ps.	3,681	Ps.	1,726	Ps.	30,590	Ps.	144	Ps.	(105,574)	Ps.	—
Income from commissions and fees		5,934		44		9,395		6,760		19,992		1,350		80,403		(123,878)		—
Income from sales of goods and services		580		—		109,927		—		—		5,767		—		(116,274)		—
Share of profit of equity accounted investees, net of tax		562,071		—		180,142		57,340		(3,230)		1,151		—		(797,474)		—
Participation in results of subsidiaries (2)		1,179,736		—		—		—		—		—		—		(1,179,736)		—
Dividends		12,894		—		2,414		9,355		1,614		1,211		—		(27,488)		—
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—		—		—		—
Net trading income		(11,661)		27,890		251		(1)		—		163		—		(16,642)		—
Other income		184,908		104		18,094		851		1,765		(2,657)		53,808		(256,873)		—
		1,992,918		28,044		331,194		77,986		21,867		37,575		134,355		(2,623,939)		—
Total income	Ps.	10,788,939	Ps.	8,116,504	Ps.	4,040,260	Ps.	2,666,731	Ps.	1,724,332	Ps.	9,159,971	Ps.	210,427	Ps.	(2,623,939)	Ps.	34,083,225

Expenses
Interest expense	Ps.	(2,474,907)	Ps.	(1,853,938)	Ps.	(1,135,189)	Ps.	(850,707)	Ps.	(370,015)	Ps.	(781,037)	Ps.	(222,519)	Ps.	203,471	Ps.	(7,484,841)
Net impairment loss on financial assets		(1,367,044)		(1,125,037)		(894,521)		(156,968)		(248,170)		(39,602)		—		33,997		(3,797,345)
Depreciation and amortization		(168,017)		(195,247)		(77,174)		(50,819)		(33,438)		(7,750)		(7,306)		—		(539,751)
Expenses from commissions and fees		(286,913)		(75,897)		(71,570)		(89,515)		(107,759)		(13,322)		(2,511)		33,724		(613,763)
Costs and expenses of sales goods and services		(254,903)		—		(242,943)		(13,962)		—		(5,011,808)		5,409		36,105		(5,482,102)
Administrative expenses		(1,604,315)		(1,566,832)		(699,653)		(564,289)		(408,079)		(95,338)		(206,690)		504,737		(4,640,459)
Income tax expense		(456,365)		(493,677)		35,454		(152,923)		(101,303)		(908,261)		(70,145)		(2,370)		(2,149,590)
Other expense		(1,045,260)		(1,626,140)		(538,370)		(432,587)		(239,100)		(234,336)		283,719		(358,749)		(4,190,823)
Total expenses		(7,657,724)		(6,936,768)		(3,623,966)		(2,311,770)		(1,507,864)		(7,091,454)		(220,043)		450,915		(28,898,674)
Net income for the year	Ps.	3,131,215	Ps.	1,179,736	Ps.	416,294	Ps.	354,961	Ps.	216,468	Ps.	2,068,517	Ps.	(9,616)	Ps.	(2,173,024)	Ps.	5,184,551

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

(2)	Includes measurement of subsidiary Leasing Bogotá S.A. Panamá.

		Banco de		Leasing Bogotá S.A.		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Panamá		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments		Eliminations		Total

Revenue from contracts with customers (1)	Ps.	2,332,409	Ps.	2,198,348	Ps.	582,571	Ps.	262,703	Ps.	281,761	Ps.	7,770,108	Ps.	437,292	Ps.	(285,796)	Ps.	13,579,396

Timing of revenue recognition
At a point in time		445,552		711,046		126,524		72,090		159,147		167,440		436,697		(377,760)		1,740,736
Over time		1,886,857		1,487,302		456,047		190,613		122,614		7,602,668		595		91,964		11,838,660

(1)	Income from contracts with customers, see note 28.

Main eliminations of total income, expenses, assets and liabilities between segments with the corresponding consolidated entries at the level of Grupo Aval are:

●	Loans andfinancial obligations of entities mainly from non-financial sector.
●	Investments in term deposits and outstanding bonds of in other segments.
●	Investments in subordinates elimination and record of non- controlling interests.
●	Leases and commissions pay between entities of Grupo Aval.
●	Expenses and incomes from commissions

31.5          Analysis of Revenues by Products and Services

Grupo Aval’s revenues are analyzed by products and services, in the statement of income.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

31.6          Income by Country

Grupo Aval’s revenues for each individual country for which revenues are significant, are the following during the years ended December 31, 2020, 2019 and 2018:

		December 31, 2020

		Country
		Colombia		Panamá		Costa Rica		Guatemala		Honduras		Nicaragua		El Salvador		Perú		Other countries		Total income
Interest income	Ps.	12,410,532	Ps.	1,972,328	Ps.	2,152,830	Ps.	1,293,265	Ps.	1,181,310	Ps.	392,163	Ps.	770,206	Ps.	15,100	Ps.	35,056	Ps.	20,222,790
Income from commissions and fees		3,390,994		285,019		1,112,041		289,184		358,035		167,911		204,602		216		27,897		5,835,899
Storage services		155,253		—		—		—		—		—		—		—		—		155,253
Trust activities		343,268		—		—		—		—		—		—		—		—		343,268
Pension and severance fund management		1,115,154		—		31,784		—		11,586		—		—		—		—		1,158,524
Fees on credit cards		584,225		43,513		348,199		74,860		107,368		55,522		66,819		—		17,745		1,298,251
Office network services		17,493		—		—		—		—		—		—		—		—		17,493
Commissions on drafts, checks and checkbooks		30,658		455		—		—		—		—		—		—		—		31,113
Other commissions		8,586		—		—		—		—		—		—		—		—		8,586
Commissions on banking services		1,136,357		241,051		732,058		214,324		239,081		112,389		137,783		216		10,152		2,823,411
Share of profit of equity accounted investees, net of tax		220,162		—		—		—		—		—		—		—		—		220,162
Dividends		78,186		11,543		—		1,157		679		—		—		—		—		91,565
Income from sales of goods and services		8,280,872		305		—		—		—		—		—		863,612		—		9,144,789
Energy and gas E&G		3,655,799		—		—		—		—		—		—		853,752		—		4,509,551
Infrastructure		3,966,192		—		—		—		—		—		—		—		—		3,966,192
Hotels		129,617		305		—		—		—		—		—		9,860		—		139,782
Agribusiness		147,443		—		—		—		—		—		—		—		—		147,443
Others services		225,996		—		—		—		—		—		—		—		—		225,996
Others operating income		155,825		—		—		—		—		—		—		—		—		155,825
Other income		1,937,571		227,853		461,790		154,258		56,065		97,578		6,271		4,190		7,375		2,952,951

Total income	Ps.	26,318,317	Ps.	2,497,048	Ps.	3,726,661	Ps.	1,737,864	Ps.	1,596,089	Ps.	657,652	Ps.	981,079	Ps.	883,118	Ps.	70,328	Ps.	38,468,156

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

For the years ended December 31, 2020, 2019 and 2018

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

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

During the years ended December 31, 2020, 2019 and 2018, Grupo Aval reported no concentration of revenue in customers with more than a 10% share of revenue from ordinary activities.

The foregoing analysis is based on the customer's domicile. Income from off- shore entities of Colombian customers are reported as income from Colombia. The revenues include income from interest, fees, commissions and other operating income.

31.7          Non-current assets by Country

Grupo Aval’s non-current assets for each individual country for which non-current assets are significant, are as follows as of December 31, 2020 and 2019:

December 31, 2020	(1) Own – use Property, plant and equipment, net		(2) Intangible assets
Colombia	Ps.	4,347,718	Ps.	11,617,710
Panamá		475,048		5,596,211
Costa Rica		388,914		104,044
Guatemala		155,646		18,569
Other countries		630,965		1,188,517
Total	Ps.	5,998,291	Ps.	18,525,051

December 31, 2019	(1) Own – use Property, plant and equipment, net		(2) Intangible assets
Colombia	Ps.	4,441,733	Ps.	10,299,669
Panamá		210,348		4,005,751
Costa Rica		403,107		101,324
Guatemala		139,793		17,981
Other countries		588,253		1,651,841
Total	Ps.	5,783,234	Ps.	16,076,566

(1) see note 15.1

(2)   see notes 16 to 18.

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

The table below shows the total assets of unconsolidated structured entities in which Grupo Aval had an interest at the reporting date and its maximum exposure to loss in relation to those interests:

Nature and risks associated with Grupo Aval’s interests in unconsolidated structured entities

			Grupo
			Aval’s managed
December 31, 2020	Securitizations		funds		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	7,385	Ps.	5,079,993	Ps.	5,087,378
Other account receivables		—		25,183		25,183
Total assets in relation to Grupo Aval’s interests in the unconsolidated structured entities		7,385		5,105,176		5,112,561
Grupo Aval’s maximum exposure (*)	Ps.	7,385	Ps.	5,105,176	Ps.	5,112,561

(*) Represent 1.58%, respectively of the Grupo Aval’s managed funds total assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

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

In the normal course of operations, Grupo Aval has trust companies that manage collective investment funds and assets of third parties where the managing trustees receive commissions. Additionally, Grupo Aval’s subsidiary Fondo de Pensiones y Cesantias Porvenir that manages mandatory pension funds and defined contribution plans. For management services provided by the trust and Porvenir, commissions received vary according to the performance of each fund or asset managed.

The obligations of these entities in the administration of these assets are obligations of means and do not guarantee the results. The maximum exposure risk of loss is determined by the possible failures in the administration of the funds by the amount of the returns that manages and the return of the results of assets the clients.

NOTE 33 - TRANSFERS OF FINANCIAL ASSETS

Grupo Aval enters into transactions in its normal course of business by which it transfers financial assets to third parties. Depending on the circumstances, these transfers may either result in these financial assets being derecognized or continuing to be recognized in Grupo Aval´s financial statements.

A.	Transferred financial assets not qualifying for full derecognition
i.	Sale and repurchase agreements

Sales and repurchase agreements are transactions in which Grupo Aval sells securities and simultaneously agrees to repurchase them (or assets that are substantially the same) at a fixed price on a future date. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because Grupo Aval sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2020, the financial assets held for trading that are being used as collateral under repurchase agreements amounted to Ps.1,451,572 (December 31, 2019 Ps.620,920) see note 8.4 (only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC),  the financial investments debt securities at amortized cost that are being used as collateral under repurchase agreements amounted to Ps.825,407 (December 31, 2019 Ps.323,954) see note 9.5.2 and the financial investments debt securities FVOCI that are being used as collateral under repurchase agreements amounted to Ps. 5,727,908 (December 31, 2019 Ps. 6,662,608) see note 9.5.1 (only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC).

ii.	Securities lending

As of December 31, 2020, and 2019 Grupo Aval has not recorded securities lending.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

B.	Transfer of financial assets that are derecognized in their entirety.

i.          Securitizations

As of December 31, 2020, and 2019 Grupo Aval has not recorded securitizations.

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

The following are some of the guidelines included in the abovementioned corporate framework:

●	Grupo Aval and its subsidiaries shall permanently carry out the registration of the operations performed with related parties, identifying the type of operation, its purpose, economic conditions and authorizations received when applicable.
●	Grupo Aval and its subsidiaries shall establish limits of indebtedness or exposure and perform constant monitoring of the intragroup operations, complying for such purpose with the restrictions set forth under applicable regulations.
●	All intragroup operations shall be fully identified by accounting areas of the respective entities.
●	Authorization levels are defined within the governance and control structure, assigned as may be deemed adequate as a function of the magnitude and type of transaction, keeping the evidence of such authorizations.
●	It should be verified that related party transactions are carried out for a good and valuable consideration, at market conditions, maintaining a financial equilibrium in the relationships between the entities participating in the operation.

This Reference Framework for Institutional Relations was also submitted to the consideration and approval of the Board of Directors of our subsidiaries and has been made available in the web sites of Grupo Aval and its subsidiaries.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Balances as of December 31, 2020 and 2019, with related parties, are detailed in the following tables:

	Individuals				Entities
										Entities
	Individuals									with
	with						Entities			significant
	control		Key		Associates		controlled			influence
	over Grupo		management		and joint		by			by
December 31, 2020	Aval (*)		personnel (*)		ventures		individuals			individuals

Assets
Financial assets in investments		—		—		1,043,666		—		—
Financial assets in credit operations		5,916		7,355		569,718		1,604,776		135,531
Accounts receivable		9		21		7,301		29,354		12
Other assets		34		—		3,207		7,313		167

Liabilities
Deposits	Ps.	300,093	Ps.	27,058	Ps.	117,815	Ps.	1,796,235	Ps.	9,219
Accounts payable		689		351		5,194		695,671		10
Financial obligations		—		8		—		—		—
Other liabilities		—		—		2,575		350		—

(*) Include family members

	Individuals				Entities
										Entities
	Individuals									with
	with						Entities			significant
	control		Key		Associates		controlled			influence
	over Grupo		management		and joint		by			by
December 31, 2019	Aval (*)		personnel (*)		ventures		individuals			individuals

Assets
Financial assets in investments		—		—		1,006,340		—		—
Financial assets in credit operations		2,936		7,775		1,148,522		1,513,287		122,964
Accounts receivable		9		14		12,243		2,958		241
Other assets		—		—		14,118		3,232		—

Liabilities
Deposits	Ps.	273,224	Ps.	27,000	Ps.	97,097	Ps.	1,290,574	Ps.	7,032
Accounts payable		561		347		9,165		514,976		21
Financial obligations		3		15		72		30,000		—
Other liabilities		—		—		1,937		714		—

(*) Include family members

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Transactions during the years ended as of December 31, 2020, 2019 and 2018, with related parties are as follows:

a.	Profit or loss

	Individuals					Entities
	Individuals with									Entities with
	control			Key		Associates		Entities		significant
	over Grupo			management		and joint		controlled by		influence by
December 31, 2020	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	61	Ps.	463	Ps.	25,898	Ps.	85,308	Ps.	8,425
Fee income and commissions		7		48		26,185		100,424		6
Leases		—		0		1,219		95		0
Other income		6		8		273,113		6,720		10

Expenses
Financial expenses	Ps.	(882)	Ps.	(620)	Ps.	(1,062)	Ps.	(22,619)	Ps.	(52)
Fee expenses and commissions		(4)		(1,832)		(23,527)		(1,829)		(305)
Operating expenses		—		(9,743)		(754)		(3,539)		—
Other expenses		6		(1,834)		(60,029)		(68,522)		—

(*) Include family members

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2019	Aval (*)			personnel (*)		ventures (**)		individuals		individuals

Income
Interest income	Ps.	290	Ps.	722	Ps.	28,172	Ps.	90,281	Ps.	7,998
Fee income and commissions		17		45		36,505		106,120		6
Leases		—		—		—		324		—
Other income		7		7		274,349		6,285		534

Expenses
Financial expenses	Ps.	(169)	Ps.	(628)	Ps.	(1,251)	Ps.	(20,319)	Ps.	(28)
Fee expenses and commissions		(3)		(1,410)		(20,066)		(2,098)		(380)
Operating expenses		(300)		(7,850)		—		(3,278)		—
Other expenses		(14)		(1,893)		(444,730)		(41,276)		(25)

(*) Include family members

(**) Expenses were recognized during the year 2019 with respect to bad debts owed by related parties for Ps. 400,630

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2018	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	216	Ps.	907	Ps.	101,539	Ps.	131,368	Ps.	4,789
Fee income and commissions		5		58		6,664		65,615		5
Leases		—		—		45		315		—
Other income		4		243		241,797		4,252		—

Expenses
Financial expenses	Ps.	(216)	Ps.	(740)	Ps.	(735)	Ps.	(17,322)	Ps.	(22)
Fee expenses and commissions		(4)		(1,549)		(14,741)		(1,796)		(5)
Operating expenses		—		(25,808)		(53)		(4,013)		—
Other expenses		(16)		(496)		(30,250)		(27,034)		—

(*) Include family members

Outstanding amounts are not guaranteed and shall be liquidated in cash. Guarantees have not been granted or received.

b.	Compensation of Key Management Personnel

The compensation received by the key personnel of the management comprises the following:

	Year ended as of
	December 31,		December 31,		December 31,
Items	2020		2019		2018
Salaries	Ps.	34,274	Ps.	40,696	Ps.	42,659
Short term benefits for employees		14,257		16,059		13,185
Long term benefits for employees		587		742		3,158
Termination benefits		—		—		15,000
Fee		1,239		1,525		1,526
Total	Ps.	50,357	Ps.	59,022	Ps.	75,528

Transactions with our related parties correspond primarily to the normal course of banking business activities carried out under market conditions. Such transactions include demand and saving deposits, time deposits, commercial, consumer and mortgage loans, financial leases, payment of dividends and or interest.

NOTE 35 – BUSINESS COMBINATION

On May 22, 2020, Leasing Bogotá S.A. Panama ("LB Panamá"), a subsidiary of Banco de Bogotá, acquired Multi Financial Group Inc. (MFG), the acquired Group is comprised mainly of Multibank Inc. and subsidiaries. MFG provides a wide variety of financial services, mainly corporate banking, investment, mortgage and consumer banking, as well as insurance, securities brokerage, factoring, leasing and real estate services. The purchase price was Ps. 1,613,408 (US$433.8 million) paid in cash on May 22, 2020, for thus acquiring 96.6% of the ordinary and outstanding shares. Non-controlling interest recognized for Ps. 465,902 (US$125 million) includes Ps. 409,070 (US$110 million) in preferred shares that were not included in the share purchase agreement.

In September 2020, LB Panamá received a refund for an amount of Ps. 6,334 (US$ 1.6 million) as an adjustment to the price paid which had included items that should not have been included in the transaction. The final adjusted purchase price is Ps. 1,607,074 (US$432.2 million).

MFG’s consolidated results have been recognised in Grupo Aval´s consolidated financial statements from the date LB Panamá obtained control. The acquisition was mainly carried out in order to increase LB Panamá´s operation through future business potential, strengthening the leadership position in Panamá, the synergies and economies of scale expected from operations and of

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

MFG with this transaction being complementary to the lines of business in which the LB Panamá already participates in Panamá. The goodwill has been allocated to MFG as a single operating segment. The recognized goodwill is not deductible for tax purposes.

For the period between the acquisition date and December 31, 2020, MFG contributed revenues of Ps. 684,682 (US$197.4 million) and profits of Ps. 23,239 (US$6.7 million) to the Group´s consolidates results. If the acquisition had occurred on January 1, 2020, the Grupo Aval estimates that consolidated revenues would have been Ps. 38,949,821 (US$11,215 million), and consolidated net income for the year ended December 31, 2020 would have been Ps. 4,486,044 (US$1,298 million). In determining these amounts, Grupo Aval has assumed that the determined fair value adjustments that arose at the acquisition date would have been the same had the acquisition occurred on 1 January 2020.

The Company incurred costs related to the acquisition of Ps. 2,701 (US$0.78 million) for legal fees, valuation fees and due diligence costs. These costs have been included under "administrative costs". The following table summarizes the cash consideration paid for the acquisition of MFG and the amounts of assets acquired and liabilities assumed, at fair value, at the acquisition date:

		Fair value in (US$)		Equivalent to millions of Colombian pesos

Purchase price		432,210,992		1,607,074
Assets acquired and liabilities assumed
Assets
Cash and cash equivalents	US$	71,778,007	Ps.	266,929
Investments		993,293,255		3,693,879
Loans		3,526,006,837		13,109,218
Other accounts receivable		74,035,237		274,552
Non-current assets held for sale		20,213,844		77,480
Properties and equipment		78,958,681		293,014
Right-of-use-assets		24,903,282		90,492
Investment properties		2,757,600		10,164
Income tax assets		42,727,694		157,878
Intangible assets		47,407,001		174,317
Other Assets		10,601,714		39,522
Total Assets Acquired	US$	4,892,683,153	Ps.	18,187,445

Liabilities
Hedging derivative liabilities		8,674,437		32,259
Customer deposits		2,895,302,230		10,759,192
Financial obligations		872,181,178		3,241,753
Bonds issued		510,989,080		1,901,655
Suppliers and services payable		64,925,605		241,447
Provisions		1,030,579		3,832
Employee benefits		2,049,540		7,622
Income tax liabilities		16,463,825		61,226
Total Liabilities Assumed	US$	4,371,616,474	Ps.	16,248,984
Non-controlling interests	US$	125,282,341	Ps.	465,902

Identifiable assets acquired and liabilities assumed in Multi Financial Group	US$	395,784,338	Ps.	1,472,559

Goodwill	US$	36,426,654	Ps.	134,515

Grupo Aval has completed the evaluation and allocation of the purchase price based on the acquisition accounting method. Grupo Aval identified that intangible assets correspond mainly to Relationship with Depositors, Relationships with Clients, Brands and Trade Names.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

NOTE 36 – SUBSEQUENT EVENTS

Issued of Bonds

Banco de Bogotá’s Board of Directors authorized the issuance of ordinary bonds in the local market with respect to the Bond Issuance and Placement Program, approved in March 2020. The first tranche for Ps. 600,000 was issued through a dutch auction held on February 10, 2021 as follows.

s
Serie		Amount demanded		Amount Allocated	Rate / spread
Serie E3 - 3 years fixed rate E.A.	Ps.	420,430	Ps.	210,000	3.40 % E.A.
Serie A5 - 5 years IPC + spread E.A.		907,235		390,000	1.16 % E.A.
Total	Ps.	1,327,665	Ps.	600,000

Banco Av Villas’s Board of Directors authorized the issuance of ordinary bonds in the local market approved in September 2020 which was on February 23, 2021 where Ps. 500,000 (serie A in IPC, Subseries, one to 3 years and another to 5 years, maximum rate IPC + 1.00% for 3-year subseries and IPC + 1.70%,  for the 5-year).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Dividends

The General Meeting of Shareholders that took place on March 26, 2021, declared a dividend of 4.50 Colombian peso per month for the preferred and common shares, payable over the twelve-month period between April, 2021 and March 2022. The total dividend to payed will be Ps. 1,203,175 according to the following:

Net income for period ended December 31, 2020 included in the unconsolidated financial statements of Grupo Aval		2,399,001
Occasional reserve release at the disposal of the General Meeting of Shareholders		9,510,716
Total Income available for disposal of the General Meeting of Shareholders		11,909,717

Cash Dividends		Ps. 54 Colombian pesos per share payable in twelve monthly installments of Ps. 4.50 Colombian pesos per share, from April 2021 to March, 2022.
Total shares outstanding		22,281,017,159
Total dividends declared	Ps.	1,203,175

To Occasional reserve at the disposal of General Meeting of Shareholders		10,706,542

In a meeting held on March 2, 2020, Grupo Aval’s Board of Directors approved the presentation of the consolidated financial statements under Colombian IFRS and the accompanying notes for the period ended December 31, 2020, for consideration of the General Meeting of Shareholders.

NOTE 37 – PARENT COMPANY INFORMATION

Condensed separate statement of financial position

The following are the condensed separate Statements of Financial Position of Grupo Aval Acciones y Valores S.A., at December 31, 2020, and 2019 and condensed separate Statements of Income and Statement of Cash Flows for the fiscal year ended December 31, 2020, 2019 and 2018.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Condensed separate Statement of Financial Position

	December 31,
	2020		2019
Current Assets
Cash and cash equivalents	Ps.	130,353	Ps.	51,299
Held for trading securities		7		212
Accounts receivable from related parties		343,448		328,307
Other assets		2,316		442
Total current assets	Ps.	476,124	Ps.	380,260

Non current Assets
Investments in subsidiaries and associates		22,684,869		22,016,681
Property plant and equipment		6,817		8,351
Deferred tax		1,849		331
Total non current assets	Ps.	22,693,535	Ps.	22,025,363

Total assets	Ps.	23,169,659	Ps.	22,405,623

Current liabilities
Borrowings at amortized cost		2,644		189,297
Outstanding bonds at amortized cost		5,579		107,435
Accounts payable		464,417		468,298
Other non-financial liabilities		1,214		1,214
Total current liabilities	Ps.	473,854	Ps.	766,244

Long-term liabilities
Borrowings at amortized cost		526,735		241,141
Outstanding bonds		1,124,520		1,124,520
Total non current liabilities	Ps.	1,651,255	Ps.	1,365,661

Total liabilities	Ps.	2,125,109	Ps.	2,131,905

Equity
Shareholders’ equity		21,044,550		20,273,718

Total liabilities and shareholders’ equity	Ps.	23,169,659	Ps.	22,405,623

	December 31,		December 31,		December 31,
Condensed separate Statement of Income	2020		2019		2018
Operating revenue
Equity method income, net		2,295,451		3,014,756		2,893,435
Other revenue from ordinary activities		286,755		286,778		285,218
Total operating revenue	Ps.	2,582,206	Ps.	3,301,534	Ps.	3,178,653

Expenses, net
Administrative expenses		(79,993)		(83,902)		(75,348)
Other expenses		(163)		(236)		(166)
(Losses) gains from exchange differences		(52)		(812)		(1,601)
Operating income	Ps.	2,501,998	Ps.	3,216,584	Ps.	3,101,538

Financial expenses		(106,979)		(121,794)		(118,892)

Net income before taxes		2,395,019		3,094,790		2,982,646
Income tax expense		(46,088)		(61,411)		(66,662)
Net income	Ps.	2,348,931	Ps.	3,033,379	Ps.	2,915,984

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

	December 31,		December 31,		December 31,
Condensed separate Cash Flow	2020		2019		2018
Net income	Ps.	2,348,931	Ps.	3,033,379	Ps.	2,915,984
Adjustments to reconcile net income to net cash used by operating activities		(938,332)		(1,753,640)		(1,785,764)
Net cash provided by operating activities	Ps.	1,410,599	Ps.	1,279,739	Ps.	1,130,220
Net cash provided (used in) by investing activities		(186)		(145)		(144)
Net cash (used in) provided by financing activities		(1,331,359)		(1,267,976)		(1,128,498)
Increase (decrease) in cash and cash equivalents	Ps.	79,054	Ps.	11,618	Ps.	1,578
Effect of foreign currency changes on cash and cash equivalents		-		1,014		1,611
Cash and cash equivalents at beginning of year		51,299		38,667		35,478
Cash and cash equivalents at end of year	Ps.	130,353	Ps.	51,299	Ps.	38,667

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

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted for inmaterial.

The separated financial statements of Grupo Aval have been prepared using the same IFRS basis and principles that Grupo Aval used to prepare it consolidated financial statements described in Note 2.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

Investment in Subsidiaries and Associates

Investment in subsidiaries and associates as of December 31, 2020 and 2019 comprise the following:

	December 31, 2020			December 31, 2019
	Ownership			Ownership
	interest held			interest held
	by Grupo	Book		by Grupo	Book
Subsidiary	Aval	Value		Aval	Value
Banco de Bogotá S.A.	68.74%	Ps.	13,601,445	68.74%	Ps.	13,325,612
Banco de Occidente S.A.	72.27%		3,494,268	72.27%		3,415,545
Banco Comercial AV Villas S.A.	79.87%		1,473,996	79.87%		1,410,765
Banco Popular S.A.	93.74%		3,186,389	93.74%		3,074,428
Corporación Financiera Colombiana S.A.	39.58%		973,650	38.63%		821,827
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	75.67%		564,256	75.67%		503,993
Grupo Aval Limited	100%		(611,064)	100.00%		(535,893)
Total subsidiaries		Ps.	22,682,940		Ps.	22,016,277

Associates
ADL Digital Lab S.A.S	34.00%		1,929	34.00%		404
Total associates			1,929			404

Total investment in subsidiaries and associates		Ps.	22,684,869		Ps.	22,016,681

Outstanding bonds

Outstanding bonds at December 31, 2020 and 2019 comprise the following:

					Amounts outstanding
Issuance date	Tranches		Maturity	Coupon rate	2020		2019

November, 2019	Ps.	100,000	November, 2024	6.42%	Ps.	100,825	Ps.	100,824
November, 2019		300,000	November, 2039	IPC + 3.69%		302,126		302,951
June, 2017		100,000	June, 2020	IPC + 2.69%		-		100,071
June, 2017		300,000	June, 2042	IPC + 3.99%		300,178		300,255
November, 2016		93,000	November, 2026	IPC + 3.86%		93,538		93,741
November, 2016		207,000	November, 2036	IPC + 4.15%		208,259		208,709
December, 2009		124,520	December, 2024	IPC + 5.20%		125,173		125,404
Total Bonds	Ps.	1,224,520			Ps.	1,130,099	Ps.	1,231,955

The scheduled maturities of bonds as of December 31, 2020 are as follows

Period	Amount
2021		5,579
2022		—
2023 and thereafter		1,124,520
Total	Ps.	1,130,099

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ Luis Carlos Sarmiento Gutiérrez
	Name:	Luis Carlos Sarmiento Gutiérrez
	Title:	President

Date: April 9, 2021