Form 20-F
period 2021-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2022-04-21
CIK 1504764

a

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-36631

GRUPO AVAL ACCIONES Y VALORES S.A.

(Exact name of Registrant as specified in its charter)

Republic of Colombia

(Jurisdiction of incorporation)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia 110311

(Address of principal executive offices)

Jorge Adrián Rincón

Chief Legal Officer

Grupo Aval Acciones y Valores S.A.

Carrera 13 No. 26A – 47

Bogotá D.C., Colombia 110311

Phone: (+57) (601) 743-3222

E-mail: jrincon@grupoaval.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Manuel Garciadiaz

Yasin Keshvargar

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

Preferred shares: 7,158,277,167

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

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

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

☐ Yes   ⌧ No

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso”, “pesos”, or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars”, “dollars” or “U.S.$” are to United States dollars. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of Ps 3,981.16 per U.S.$1.00, which was the representative market rate published on December 31, 2021. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 13, 2022 the representative market rate was Ps 3,737.32 per U.S. $1.00.

Definitions

In this annual report, unless otherwise indicated or the context otherwise requires, the terms:

●	“BAC Credomatic” or “BAC” means BAC Credomatic Inc. and its consolidated subsidiaries;
●	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

●	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;
●	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;
●	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;
●	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., and their respective consolidated subsidiaries;
●	“BHI” means BAC Holding International, Corp. (formerly Leasing Bogotá S.A., Panamá or LB Panamá) and its consolidated subsidiaries;
●	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;
●	“Grupo Aval”, “we”, “us”, “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;
●	“Multi Financial Group” or “MFG” means Multi Financial Group Inc. and its consolidated subsidiaries.
●	“Multi Financial Holding” or “MFH” means Multi Financial Holding Inc. and its consolidated subsidiaries.
●	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary; and
●	“Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a supervisory authority ascribed to the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), or the “Ministry of Finance”, holding the inspection, supervision and control authority over the individuals or entities involved in financial activities, securities markets, insurance and any other operations related to the management, use or investment of resources collected from the public, as well as inspection and supervision authority over the holding companies of financial conglomerates in Colombia.

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

Financial statements

We are a financial holding company and an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Emisores y Valores), and in this capacity, we are subject to inspection and surveillance by the Superintendency of Finance and required to comply with corporate governance and periodic reporting requirements to which all financial holdings and issuers are subject. We are not a financial institution in Colombia and we are not supervised or regulated as a financial institution. Since February 6, 2019, we are subject to the inspection and surveillance of the Superintendency of Finance as the financial holding company of the Aval Financial Conglomerate and we are required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”. All of our Colombian financial subsidiaries, including Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, and their respective financial subsidiaries, are entities under the direct comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance. In the case of BHI’s and MFH’s financial subsidiaries, BAC and MFG respectively, and their financial subsidiaries are subject to inspection and surveillance as financial institutions by the relevant regulatory authorities in each of the countries where BAC and MFG operate.

In March 2022, we spun off a 75% equity interest in BHI. See “Item 4. Information on the company” and “Item 5. Operating and financial review and prospects” for more information.

Our consolidated financial statements at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020, and 2019 are included in this annual report and referred to as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the audited consolidated financial statements included herein in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Separate financial statements for us and our financial subsidiaries in Colombia are based on IFRS issued by the IASB in Spanish as of December 31, 2019 (which we refer to as “Colombian IFRS”), and pursuant to certain requirements under Colombian regulations. As a result, rules subsequently issued by the IASB are not applicable under Colombian IFRS. Our separate financial statements for local purposes, differ from IFRS as issued by the IASB in the following principal aspects:

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

Our consolidated statement of financial position and statement of income reflect information prepared under IFRS. Comparative disclosures of financial and operating performance of our Colombian banking subsidiaries, Corficolombiana, Porvenir and that of our competitors are based on separate information prepared under Colombian IFRS as reported to the Superintendency of Finance. These separate financial statements under Colombian IFRS do not reflect the consolidation of subsidiaries such as Corficolombiana, Porvenir, BHI or MFH, are not intended to reflect the consolidated financial results of Grupo Aval and are not necessarily indicative of the results for any other future period. Except where otherwise indicated, comparative disclosures of our financial and operating performance pertaining to our operations in BAC and MFG are presented in accordance with IFRS and based on publicly available information filed with regulators. We include certain ratios in this annual report to compare us to our principal competitors, such as ROAA, ROAE, operational efficiency and asset quality indicators, among others.

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

Throughout this document, unless otherwise noted, references to average consolidated statement of financial position for 2021, 2020 and 2019 have been calculated as follows: the average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year.

Other conventions

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic summation of the figures that precede them. As such, percentage calculations presented may differ from those of rounded numbers. References to “billions” in this annual report are to 1,000,000,000 and to “trillions” are to 1,000,000,000,000.

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

●	changes in Colombian, Central American, regional and international business and economic, political or other conditions;
●	developments affecting Colombian, Central American and international capital and financial markets;
●	Government regulation and tax matters and developments affecting our company and industry;

●	declines in the oil and affiliated services sector in the Colombian and global economies;
●	increases in defaults by our customers;
●	increases in goodwill impairment losses, or other impairments;
●	decreases in deposits, customer loss or revenue loss;
●	increases in allowances for contingent liabilities;
●	our ability to sustain or improve our financial performance;
●	increases in inflation rates, particularly in Colombia and in jurisdictions in which we operate in Central America;
●	the level of penetration of financial products and credit in Colombia and Central America;
●	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;
●	decreases in the spread between investment yields and implied interest rates in annuities;
●	movements in exchange rates;
●	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;
●	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;
●	decreases in the level of capitalization of our subsidiaries;
●	changes in market values of Colombian and Central American securities, particularly Colombian Government securities;
●	adverse legal or regulatory disputes or proceedings;
●	successful integration and future performance of acquired businesses or assets;
●	natural disasters, public health crises or internal security issues affecting countries where we operate;
●	loss of any key member of our senior management;
●	the spin-off of BHI adversely affecting our financial condition or results of operations; and
●	other risk factors as set forth under “Item 3. Key Information—D. Risk factors”.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.          Offer statistics

Not applicable.

B.          Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.          Selected financial data

The following financial data of Grupo Aval at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been derived from our audited consolidated financial statements prepared in accordance with IFRS, included in this report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and Financial Review and Prospects” included in this annual report.

Statement of income data

IFRS

	Grupo Aval
	For the year ended December 31,
	2021	2020	2019

	(in Ps billions, except share and per share data)
Total interest income	19,647.5	20,222.8	19,552.7
Total interest expense	(6,918.7)	(8,262.3)	(8,267.2)
Net interest income	12,728.9	11,960.5	11,285.5
Impairment loss on loans and other accounts receivable	(4,500.1)	(6,267.2)	(4,194.0)
Impairment (loss) recovery on other financial assets	(16.2)	(74.8)	60.0
Recovery of charged-off financial assets	481.2	328.1	378.9
Net impairment loss on financial assets	(4,035.1)	(6,013.9)	(3,755.1)
Net interest income, after impairment losses	8,693.8	5,946.6	7,530.4
Net income from commissions and fees	5,611.4	5,093.4	5,455.3
Gross profit from sales of goods and services	3,098.9	2,823.3	2,374.8
Net trading income	948.7	1,295.4	761.9
Net income from other financial instruments mandatorily at fair value through profit or loss	270.1	252.4	217.6
Other income	1,294.0	1,716.9	1,283.0
Other expenses	(11,396.7)	(10,652.7)	(10,171.3)
Net income before tax expense	8,520.3	6,475.3	7,451.7
Income tax expense	(2,851.8)	(1,843.7)	(2,086.3)
Net income for the year	5,668.5	4,631.6	5,365.5
Net income for the year attributable to:
Owners of the parent	3,297.7	2,349.5	3,034.4
Non-controlling interest	2,370.8	2,282.1	2,331.0

Earnings per 1,000 shares (basic and diluted earnings):
Common shares (in pesos)	148,006.5	105,449.5	136,188.1
Earnings per 1,000 shares (basic and diluted earnings):
Preferred shares (in pesos)	148,006.5	105,449.5	136,188.1
Dividends per 1,000 shares:
Common and preferred shares (in pesos)	54,000.0	54,000.0	60,000.0

Weighted average number of shares:
Outstanding common shares in thousands	15,128,947.7	15,135,829.5	15,158,004.8
Outstanding preferred shares in thousands	7,152,069.5	7,145,187.6	7,123,012.3
Outstanding common and preferred shares in thousands	22,281,017.2	22,281,017.2	22,281,017.2

Statement of financial position data

	Grupo Aval
	At December 31,
	2021	2020

	(in Ps billions)
Assets:
Cash and cash equivalents	36,642.8	34,025.5
Trading assets	10,986.8	11,038.9
Investment securities	44,664.4	36,061.8
Hedging derivative assets	44.2	156.2
Total loans, net	220,297.8	195,542.0
Other accounts receivables, net	19,027.2	14,996.3
Non-current assets held for sale	208.4	240.4
Investments in associates and joint ventures	1,172.8	1,029.3
Tangible assets	9,100.6	8,974.0
Concession arrangement rights	11,098.1	9,187.6
Goodwill	8,486.6	7,713.8
Other intangible assets	1,886.0	1,623.7
Income tax assets	2,607.7	1,797.9
Other assets	680.5	508.5
Total assets	366,903.9	322,895.9

Liabilities:
Trading liabilities	1,049.9	1,452.6
Hedging derivatives liabilities	55.8	56.6
Customer deposits	234,470.4	211,841.6
Interbank borrowings and overnight funds	10,672.4	7,179.6
Borrowings from banks and others	27,124.7	19,654.5
Bonds issued	32,257.9	27,760.8
Borrowings from development entities	3,227.3	4,029.8
Provisions	1,150.3	912.9
Income tax liabilities	4,714.7	3,588.2
Employee benefits	1,163.1	1,201.9
Other liabilities	11,545.8	9,777.9
Total liabilities	327,432.3	287,456.3

Equity:
Attributable to the owners of the parent
Subscribed and paid-in capital	22.3	22.3
Additional paid-in capital	8,490.8	8,470.9
Retained earnings	13,383.4	11,302.1
Other comprehensive income	1,117.2	862.0
Equity attributable to owners of the parent	23,013.7	20,657.3
Non-controlling interest	16,458.0	14,782.3
Total equity	39,471.6	35,439.6
Total liabilities and equity	366,903.9	322,895.9

Other financial and operating data

	Grupo Aval
	At and for the year ended December 31,
	2021	2020	2019

	(in percentages, unless otherwise
	indicated)
Profitability ratios:
Net interest margin(1)	4.9%	5.1%	5.6%
ROAA(2)	1.6%	1.5%	2.0%
ROAE(3)	15.3%	11.7%	16.4%
Efficiency ratios(4):
Cost to income	47.6%	46.0%	47.6%
Cost to assets	3.3%	3.4%	3.8%
Capital ratios:
Period-end equity as a percentage of period-end total assets	10.8%	11.0%	12.0%
Tangible equity ratio(5)	8.2%	8.3%	9.2%
Credit quality data:
Cost of risk: Impairment loss on loans and other accounts receivable / average gross loans(6)	2.1%	3.1%	2.4%
Cost of risk, net: Impairment loss on loans and other accounts receivable, net / average gross loans(6)(7)	1.9%	3.0%	2.2%
Charge-offs as a percentage of average gross loans(6)	2.3%	2.0%	2.7%
Loans past due more than 30 days / gross loans(6)	4.0%	4.9%	4.4%
Loans past due more than 90 days / gross loans(6)	2.9%	3.6%	3.3%
Loans classified as Stage 2 / gross loans(6)	11.8%	13.2%	4.5%
Loans classified as Stage 3 / gross loans(6)	6.1%	6.1%	5.5%
Loans classified as Stage 2 and Stage 3 / gross loans(6)	17.8%	19.3%	10.0%
Loss allowance as a percentage of loans past due more than 30 days	122.3%	110.3%	104.6%
Loss allowance as a percentage of loans past due more than 90 days	170.1%	151.7%	140.1%
Loss allowance for Stage 2 loans as a percentage of Stage 2 loans(6)	10.0%	11.4%	14.4%
Loss allowance for Stage 3 loans as a percentage of Stage 3 loans(6)	48.7%	49.4%	52.4%
Loss allowance for Stage 2 and Stage 3 loans as a percentage of Stage 2 and Stage 3 loans(6)	23.2%	23.5%	35.3%
Loss allowance as a percentage of gross loans(6)	4.9%	5.4%	4.6%
Operational data (in units):
Number of customers of the banks(8)	18,226,439	16,999,944	16,474,645
Number of employees(9)	107,076	104,862	111,192
Number of branches(10)	1,497	1,589	1,692
Number of ATMs(10)	5,442	5,562	5,671
(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets. Average interest-earning assets for 2021, 2020 and 2019 are calculated as the sum of interest-earning assets at each quarter-end during the applicable year and the prior year end divided by five.
(2)	For the years ended December 31, 2021, 2020 and 2019, ROAA is calculated as net income divided by average assets. Average assets for 2021, 2020 and 2019 are calculated as the sum of assets at each quarter-end during the applicable year and the prior year end divided by five.
(3)	For the years ended December 31, 2021, 2020 and 2019, ROAE is calculated as net income attributable to owners of the parent divided by average equity attributable to owners of the parent. Average equity attributable to owners of the parent for 2021, 2020 and 2019 is calculated as the sum of equity attributable to owners of the parent at each quarter-end during the applicable year end and the prior year end divided by five.
(4)	Our cost to income ratio is calculated as Other Expenses (see Note 30 of our audited consolidated financial statements), divided by total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income). Our cost to assets ratio is calculated as Other expenses divided by average assets, as defined under ROAA.

(5)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets, excluding those related to concession arrangements rights, Ps 11,098.1 billion in 2021, Ps 9,187.6 billion in 2020 and Ps 7,521.5 billion in 2019) divided by total assets minus intangible assets (as defined before). See “Item 3. Key Information—A. Selected financial data— Ratios and Measures of Financial Performance”.
(6)	Gross loans exclude interbank and overnight funds (Ps 3,218.4 billion in 2021, Ps 4,693.7 billion in 2020 and Ps 2,719.0 billion in 2019) as these are short-term liquidity operations generally not subject to deterioration. Total gross loan portfolio includes Interbank and overnight funds. Throughout this document charge-offs and write-offs refer to the same concept.
(7)	Impairment (loss) on loans and other accounts receivable, net refers to Impairment (loss) on loans and other accounts receivable minus Recovery of charged-off financial assets.
(8)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our Colombian banking subsidiaries, BAC and MFG (for 2021 and 2020) are counted separately for each banking subsidiary.
(9)	Number of employees is defined as the sum of direct, temporary and outsourced personnel in financial entities (68,665 in 2021, 68,774 in 2020 and 71,269 in 2019), call-centers (8,560 in 2021, 8,813 in 2020 and 8,538 in 2019) and employees of non-financial entities of Corficolombiana (29,851 in 2021, 27,275 in 2020 and 31,385 in 2019). Employees in financial entities include 1,219 and 1,222 employees of MFG (for 2021 and 2020).
(10)	Reflects aggregated number of full-service branches or ATMs of our Colombian banking subsidiaries, BAC and MFG (for 2021 and 2020), as applicable, located throughout Colombia and Central America.

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

	Year ended December 31,
	2021	2020	2019

	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	344,533.7	317,797.0	267,058.8
Average equity attributable to owners of the parent(2)	21,568.3	20,146.5	18,521.1
Net income	5,668.5	4,631.6	5,365.5
Net income attributable to owners of the parent	3,297.7	2,349.5	3,034.4
Net income attributable to non-controlling interest	2,370.8	2,282.1	2,331.0
ROAA(1)	1.6%	1.5%	2.0%
ROAE(2)	15.3%	11.7%	16.4%
Net income attributable to non-controlling interest divided by net income	41.8%	49.3%	43.4%
(1)	For methodology used to calculate Average assets and ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.

(2)	For methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.

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

Summary

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

●	Risks relating to Colombia and other countries in which we operate:
o	we are exposed to adverse economic and political conditions in Colombia and other countries in which we operate, including variations in the exchange rates or downgrades in credit ratings of sovereign debt securities;
o	we are exposed to the vulnerability to external shocks of the Colombian and Central American economies;
o	we are exposed to the increase of inflation rate that may cause financial instability;
o	we are exposed to internal security issues that have had or could have a negative effect on the Colombian economy;
o	we are exposed to political and economic instability in the region;
o	we are exposed to changes in Government policies and actions, as well as judicial decisions in Colombia and other countries in which we operate that could significantly affect the local economy;
o	we are exposed to legal claims about violations of anti-corruption laws and other laws in the jurisdictions in which we operate;
o	we are exposed to risks related to our partaking in government enforcement actions and/or ongoing governmental investigations;
o	we are exposed to changes in tax regulations or the interpretation thereof that could result in new or higher taxes as well as Colombian tax haven regulations;
o	we are exposed to natural disasters, acts of war or terrorism, rioting or other external events;
o	we are exposed to public health threats such as the coronavirus outbreak and other pandemic diseases; and
o	we are exposed to risks related to global climate change and environmental requirements;

●	Risks relating to our businesses and industry
o	Risks relating to our banking business

◾	we are exposed to a deterioration in asset quality, including the loan portfolios of our banking subsidiaries;
◾	we are exposed to the inability of our banking subsidiaries to realize on collateral or guarantees of secured loans;
◾	we are exposed to limitations on the ability of our banking subsidiaries to collect on monetary obligations and enforce rights against collateral or under guarantees imposed by Colombian and Central American insolvency laws;
◾	we are exposed to failures of our risk management processes, including credit and market risk;
◾	we are exposed to declines in the value of our banks’ sovereign debt portfolios;
◾	we are exposed to counterparty risk;
◾	we are exposed to rules that may limit or control the fees or tariffs that the bank may charge for account business;
◾	we are exposed to competition in unfair conditions with new forms of business entities that may provide the same services under less stringent regulatory conditions;
◾	we are exposed to market and operational risks associated with derivatives transactions;
◾	we are exposed to liquidity risk;
◾	we are exposed to defaults by one or more of our largest borrowers;
◾	we are exposed to downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries;

◾	we are exposed to prepayment risk;
◾	we are exposed to high competition in the credit card industry;
◾	we are exposed to changes in banking and financial services laws and regulations in Colombia and the other countries in which we operate;
◾	we are exposed to changes in accounting standards;
◾	we are exposed to regulatory actions that may result in fines, penalties or restrictions;
◾	we are exposed to legal and other challenges to maximize revenue from credit card fees and other fees from customer; and
◾	we are exposed to the failure to protect personal information.

o	Risks relating to our merchant banking business

◾	we are exposed to difficult market conditions that could affect Corficolombiana;
◾	we are exposed to Corficolombiana’s inability to realize profits from illiquid assets, which represent a significant part of its investments;
◾	we are exposed to risks derived from Corficolombiana holding minority interest in other companies;
◾	we are exposed to the concentration of Corficolombiana’s investments in five industries; and
◾	we are exposed to a variety of other issues outside of our control.

o	Risks relating our pension and severance fund management business

◾	we are exposed to risks derived from the highly regulated market in which Porvenir operates; and
◾	we are exposed to risks derived from the management of a significant amount of debt securities in pension and severance funds issued or guaranteed by the Colombian Government.
◾	we are exposed to legal risks derived from major amendments in the legal framework of the pension market that may result in a nationalization of such funds or a change in the current regulation that may limit the activities of the pension funds.

o	Other risks relating to our businesses

◾	we are exposed to fluctuations in interest rates and other market risks;
◾	we are exposed to our inability to effectively manage risks associated with the replacement of benchmark indices;
◾	we are exposed to fluctuations between the value of the Colombian peso or other local currencies where we operate, and the U.S. dollar;
◾	we are exposed trading risks with respect to our trading activities;
◾	we are exposed to limitations on interest rates;
◾	we are exposed to limitations on the ability of residents to obtain loans denominated in foreign currency;
◾	we are exposed to constitutional actions, class actions and other legal actions involving claims for significant monetary awards against financial institutions;
◾	we are exposed to risks derived from acquisitions and strategic partnerships not performing in accordance with expectations, failing to receive required regulatory approvals or disrupting our operations;
◾	we are exposed to risks derived from our inability to manage our growth successfully;
◾	we are exposed to operational risks;
◾	we are exposed to risks derived from the failure of our information systems;
◾	we are exposed to cybersecurity threats;
◾	we are exposed to risks derived from our inability to detect money laundering and other illegal or improper activities fully or on a timely basis;
◾	we are exposed to competition and consolidation in the Colombian and Central American banking and financial industry;
◾	we are exposed to risks derived from our dependency on our senior management and Board of Directors;
◾	we are exposed to reputational risk; and
◾	we are exposed to risks derived from conflicting interests between our controlling shareholder and other common, preferred shareholders and ADS holders.

●	Risks relating to our Central American operations
o	we are exposed to risks derived from our inability to address the challenges and risks presented by our operations in countries outside Colombia;
o	we are exposed to our dependency on BAC’s and MFG’s current senior management;
o	we are exposed to changes in credit card regulations; and
o	we are exposed to compliance risks in connection with a multi-jurisdictional regulatory regime.

●	Risks relating to our preferred shares and ADSs
o	we are exposed to exchange rate volatility;
o	we are exposed to restrictions on purchases of our preferred shares;
o	we are exposed to risks derived from the relative illiquidity of the Colombian securities markets;
o	we are exposed to risks derived from our inability to continue to develop or maintain an active market for our preferred shares and ADSs;
o	we are subject to different corporate rules and regulations than those available in other jurisdictions which may make it more difficult to holders of ADSs and underlying preferred shares to protect their interests;
o	we are subject to limitations imposed by Colombian law on our ability to pay dividends on the ADSs or underlying preferred shares;
o	holders of ADSs may encounter difficulties in the exercise of dividend rights and in the limited voting rights of our preferred shares;
o	our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE;
o	preemptive rights may not be available to holders of preferred shares or ADSs;
o	our ability to make payments on the ADSs may be adversely affected if we become unable to convert Colombian pesos to U.S. dollars or to transfer U.S. dollars abroad;
o	we are exposed to price variations as a result of being traded on more than one market;
o	if holders of ADSs surrender their ADSs and withdraw preferred shares, they may face adverse Colombian tax consequences;
o	banking regulations, accounting standards and corporate disclosure applicable to us differ from those in the United States and other countries;
o	judgments of Colombian courts with respect to our preferred shares will be payable only in pesos; and
o	U.S. investors in our preferred shares or the ADSs may find it difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.

●	Risks relating to the spin-off.
o	Grupo Aval and BHI may be unable to achieve some or all of the benefits that they expect to achieve from BHI’s separation from Grupo Aval.
o	The spin-off could adversely affect our business, financial results and operations.

Risks relating to Colombia and other countries in which we operate

Adverse economic, political and social conditions in Colombia and other countries in which we operate, including variations in the exchange rates or downgrades in credit ratings of sovereign debt securities, may have an adverse effect on our results of operations and financial condition.

Our principal subsidiaries in Colombia are financial institutions (four commercial banks, a pension and severance fund administrator and a merchant bank), and the majority of our operations, properties and customers are located in Colombia. As a consequence, our results of operations and financial condition are materially affected by economic, political and social conditions in Colombia.

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

Furthermore, the implementation of certain policies may result in social unrest reflected in protests, vandalism or strikes against such government policies, which may cause disruptions to the mobility of our employees. Similarly, amidst these protests, participants may attack and cause damages to branches of some of our banks, as well as block access to some of the offices of our entities, preventing us from developing our business during those periods and cause economic disruption in our business while the protest develops.

Our results of operations and financial condition also depend on economic, political and social conditions in other countries where our non-Colombian subsidiaries operate, primarily in Central America.

As stated above, the political, economic and social environments in such countries are affected by many different factors, including significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, exchange rate movements, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, civil strife, political instability, drug trafficking and other forms of organized crime, wage and price controls, changes in tax policies, imposition of trade barriers, changes in the prices of commodities and unexpected changes in regulation. The results of operations and financial condition of our Central American operations could be affected by changes in economic and other policies of each country’s government, which have exercised and continue to exercise substantial influence over many aspects of the private sector, and by other social and political developments in each country.

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

Fluctuations in commodity prices and volatility in exchange rates in the past have led to a deceleration in growth. In particular, the oil industry remains an important determinant of Colombia’s economic growth. Substantial or extended declines in international oil prices or national oil production may have an adverse effect on the overall performance of the Colombian economy and could have an adverse impact on the results of operations and financial condition of oil industry companies, which could have an adverse impact on our loans to oil industry companies. Our banking subsidiaries do not maintain a significant overall exposure to oil industry clients and have not been materially impacted by the decrease in international oil prices, however, if we increase our exposure to the oil industry, continuing falling market prices, pose significant challenges to Colombia’s near-term outlook and may impair the ability of some of the clients of our banking subsidiaries to repay their debt obligations. Although the growth of the Colombian economy is expected to be steady in the future, there is no guarantee that the past decade’s average growth will be maintained.

A low rate of growth of the Colombian economy, a slowdown in the growth of customer demand, a loss of market confidence, an increase in market competition, or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our cost of risk and, accordingly, increase our required loss allowances for loans. All of these conditions could lead to a general decrease in demand for borrowings. In addition, the effect on consumer confidence of any actual or perceived deterioration of household incomes in the Colombian or Central American economies may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of paramilitary and guerrilla groups, such as the National Liberation Army (Ejército de Liberación Nacional), or “ELN”, urban militias, former members of the Revolutionary Armed Forces of Colombia (Disidencias de las Fuerzas Armadas Revolucionarias de Colombia), or “FARC”, and of drug cartels. These groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Any breakdown in peace, renewed or continuing drug-related crime or guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including any peace negotiation with guerilla, paramilitary or other group, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy.

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

Moreover, diplomatic relations with neighboring countries have from time to time been tense and affected by events surrounding the Colombian military forces’ confrontations with guerilla groups, particularly on Colombia’s borders with Venezuela.

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

We may be exposed to uncertainty in agricultural business as a result of the armed conflict taking place in Eastern Europe. A significant number of companies which develop agribusiness in Colombia, use fertilizers that come from that region. On account of the commercial sanctions imposed by the United States and another countries, this sector of the Colombian economy is expecting increases in the prices of fertilizers and restrictions to doing business with providers that are established in that part of the world. We cannot provide assurance that these variations will not increase the price of products that are related to agricultural suppliers and business. Likewise, as a consequence of the aforementioned sanctions, the oil price fluctuation could cause an increase in the diesel and fuel prices in Colombia, increasing the inflation rate caused by the price hikes in the transportation fare.

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

The 2022 elections in Colombia may result in substantial changes in Colombia’s government policies as a result of the election of a new president and new senators and representatives in Congress.

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

Grupo Aval and certain of its subsidiaries and officers are defendants or parties in government enforcement actions and/or subject to ongoing governmental investigations relating to the Ruta del Sol Project Sector 2 that could cause us to incur penalties and other sanctions, impact our ability to conduct our business, harm our reputation and negatively impact our financial results.

Grupo Aval and certain of its subsidiaries and officers are defendants or parties in government enforcement actions and/or subject to ongoing governmental investigations relating to the Ruta del Sol Project Sector 2 in Colombia and the United States. For further information about these proceedings and investigations, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings”.

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

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on dividends, withholdings on debt service, taxes on financial transactions, to fund Colombia’s war against terrorism and taxes created in order to fund post-conflict programs. However, the Colombian Government was required by Law 1473 of 2011, also known as Law of Fiscal Rule, to significantly reduce its fiscal deficit and address issues regarding public policy, oil price volatility, migrations, public health events or other events that could require further tax reforms over the following years, since COVID – 19, the Colombian Congress enacted an amendment to the Fiscal Rule Law (Law 2155 of 2021 by means articles 60 and 61), changing the Fiscal Rule calculation from an annual goal to a debt limit of 71% of GDP and establishing a new committee in charge of promoting and controlling the aforementioned measure. This, in addition to an increase in fiscal deficit and pressure from rating agencies, could lead to higher taxation rates on our business and that of our borrowers. Changes in tax-related laws and regulations, and interpretations thereof, can impact tax burdens by increasing tax rates and fees, creating new taxes or withholdings, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

Between 2012 and 2021, the Colombian Congress passed seven tax reforms submitted by the Colombian Government, the most recent of which is Law 2155, enacted in 2021, also known as the “Law of Social Investment,” which seeks to mitigate the economic impact of the COVID-19 pandemic. The Colombian Government has announced that this reform includes an increase in corporate income taxes and a surcharge for financial entities and the removal or deferral of some special deductions and benefits. We highlight the following matters

(i)

After the tax year 2022 the general rate for the income tax applicable to corporate profits will be 35%. In the case of financial institutions such rate will be superior (38%), starting in 2022 and finishing in 2025. The surtax shall be paid in advance considering the taxable rate of the preceding year.

(ii)	Some rules regarding the ultimate beneficial owner (“Beneficiario Final”) were adopted to clarify who as an ultimate payer must be accountable for the payment of taxes.
(iii)	Extension for an additional year, (from 2021 to 2022) for certain tax exemptions related to the hotel industry.

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

Decree 1966 of 2014, as amended by Decree 2095 of 2014, put into effect article 260-7 of Colombia’s Tax Code, which regulates applicable rules for tax havens. Accordingly, a number of jurisdictions, including countries in which our banking subsidiaries operate, were either declared tax havens for Colombian tax purposes or temporarily excluded from such list subject to the completion of tax information exchange treaties within a short timeframe.

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

Since December 2019, COVID-19 began to spread in China and promptly expanded to Europe, the United States and more than 200 countries, including Colombia and other countries in which we operate. Such events caused disruption of regional and global economic activity, which affected and may continue to affect our operations, financial results and the quality of our loan portfolio due to long periods of quarantines, unemployment, reduced household and corporate income, laws or regulation that impair our ability to operate, charge fees or interests or collect debt service, aggregate demand and limitations in the production and commerce of goods and services.

To address the COVID-19 crisis and prevent its spread, the Colombian Government issued Decree 417 of 2020 by means of which the President of Colombia declared a State of Emergency for 30 calendar days. With the declaration of the State of Emergency the President was invested with the necessary powers to issue decrees with the force of law, in order to deal with the unforeseen circumstances generated by COVID-19. This regulation has been extended over time to mitigate new variants of the virus and afford measures to contain the spread of the disease.

Governments in the countries in which we operate have issued sanitary restrictions designed to reduce COVID-19 infections, such as preventive quarantines, suspension of on-site lectures, border restrictions, as well as the suspension of public events and the installment of mandatory social distancing regulations; with the exception of the Nicaraguan Government, which has not taken more strict precautions and instead maintains basic epidemiological surveillance and basic hygiene controls. In the case of Colombia, Costa Rica, Honduras, Panama and Guatemala, partial curfews have been established, to further restrict citizens’ exposure to the virus. Furthermore, Colombia has applied a national COVID-19 vaccination program and has implemented a sanitary pass, which allows fully vaccinated citizens to enter massive events, restaurants and certain locations. These restrictions may impact the financial results of some companies and commerce in which we provide financial services, restricting unvaccinated citizens from entering and using the services offered by them, reducing the scope of the sales for this target and limiting their economy to the vaccinated people.

See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further information on credit risk management, relief measures available for customers, additional measures taken by Governments and central banks, and an overall analysis of the negative impacts of coronavirus on our business, financial condition and results of operations including the line items referenced above.

Risks related to global climate change and environmental requirements

Climate change initiatives, laws or regulations, seeking to protect and adapt the companies to the environment, could be applicable to us in a non-material way. However, even if the impacts of such dispositions are not related specifically to the core business of Grupo Aval, it could have an effect on some of our affiliates’ financing products. The occurrence of environmental changes in dry seasons, floods, droughts, and others climate variations or changes in the local environmental legislation, could result in decreases of business operations for some of our banking customers due to lower revenues and slower business production or in asset impairment. Clients whose productivity and financial conditions could be affected by climate change policies could experience delays on repayment obligations to our banking subsidiaries or lower credit profiles susceptible to downturns in the economy. Also, we might not be able to continue providing services to customers that participate in businesses with an adverse environmental impact or limited those suppliers with low or no climate change protocols. We could also be subject to reputational risk as a result of shifting sentiment among customers and increasing attention and scrutiny from other stakeholders on our response to climate change. Moreover, some of our investments related to energy and gas, infrastructure, agribusiness and hotel industries are vulnerable to the environmental changes mentioned above.

In 2021, Colombian President, Ivan Duque Marquez, announced that the country will aim to reduce the greenhouse gas emissions (“GHG”) by 51% by the year 2030, following thirty initiatives to reach this goal. Furthermore, in 2021, Congress enacted Law 2169 (known as “Law of Climate Action”). The scope of the law establishes targets and minimum objectives to achieve carbon neutrality, climate resilience and low carbon development in the country in the short, medium and long term, within the framework of international commitments.

Regulations governing the gas industry and tourism sector, in which we operate, establish that companies in these sectors must adopt protocols to set forth strategies, actions and forecasts to anticipate any future damage derived from climate change. The implementation of these policies, both at the national and industry level, may affect our business, financial condition and results of operations.

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

Our banking subsidiaries originate loans that are secured by collateral, including real estate and other assets that are generally located in Colombia and the countries where we operate. The value of collateral may significantly fluctuate or decline due to factors beyond the control of our subsidiaries, including, for example, prevailing economic and political conditions in the relevant jurisdiction. At December 31, 2021, 46.2% of consolidated loans past due more than 30 days were secured. An economic slowdown may lead to a downturn in the Colombian or Central American real estate markets, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing these loans or any other collateral securing these loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for loss allowance of our loans secured by such collateral. If this were to occur, we may need to incur additional impairments to cover actual losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Insolvency laws in certain countries in which we operate provide that creditors of an insolvent debtor are prohibited from initiating collection proceedings outside the bankruptcy or reorganization process of such debtor. In addition, all collection proceedings outstanding at the beginning of the bankruptcy or reorganization process must be suspended and such creditors are prevented from enforcing their rights against the collateral and other assets of the insolvent debtor during the insolvency process.

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

Given the economic crisis resulting from the stay-at-home orders and quarantine measures implemented by the Colombian Government, courts were closed during a significant portion of 2020. For that reason, and despite the implementation of virtual procedures (such as virtual hearings), several court procedures have accumulated and the usual length of legal proceedings has increased.

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

Our Colombian banks’ securities portfolio primarily consists of debt securities issued or guaranteed by the Colombian Government. We are exposed to significant credit, market and liquidity risks associated with debt securities. At December 31, 2021 and 2020, debt securities represented 13.1% and 12.2% of our consolidated total assets, respectively, of which 42.5% and 44.1% were issued by the Colombian Central government, and 23.3% and 18.7% were issued or backed by Central American governments, respectively. A significant decline in the value of these government securities could materially and adversely affect our debt securities portfolio and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory Investments”.

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

In connection with this regulation, the Superintendency of Finance has issued External Circular 07 of 2021 regarding investments in restricted assets by pension funds, as well as an amendment to External Circular 018 of 2021, which consolidates rules regarding credit, market, liquidity, counterparty, operational, sovereign, collateral and insurance risks under one unified view (SIAR, per its acronym in Spanish), which seeks to improve the risk administration of the entities. This regulation will come into effect in June 2023.

Our banking subsidiaries are subject to liquidity risk, which may result in increases in funding costs.

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 71.4% and 73.5% of our consolidated total liabilities at December 31, 2021 and 2020, respectively. Because our banking subsidiaries rely primarily on deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate or overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition. The liquidity of our financial entities could also be impacted by reputational events affecting our entities as well as systemic events.

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

Our banking subsidiaries may be required to raise additional capital in the future to maintain regulatory capital ratios and provide liquidity to meet commitments and business needs, particularly if asset quality or earnings were to deteriorate. Since February 6, 2019, we are subject to the inspection and supervision of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and we might be required in the future to raise additional capital to comply with new regulatory adequacy rules applicable to us at the conglomerate level. Furthermore, Decree 1477 of 2018 modified the capital adequacy requirements applicable to financing entities in Colombia. As a result, our banking subsidiaries successfully migrated to Basel III capital requirements on January 1, 2021 and complied with minimum regulatory capitalization ratios. Along with this regulation, Superintendency of Finance issued External Circular 09 of 2021, providing instructions for the general and particular approvals required for financial holdings in order to make capital investments. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”. For a summary of our and our banking subsidiaries current credit ratings and outlook, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Funding”.

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

On July 13, 2021, Fitch Ratings downgraded Colombia’s sovereign debt credit rating. As a consequence, Grupo Aval, along with 13 Colombian companies that have an international rating for international markets purposes, received the same downgrade, moving from BBB- down to BB+. Although this downgrade is not related to the results of operations of the group, it is possible that it may result in a higher cost for incurring in foreign debt.

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

On September 21, 2017, the Colombian Congress passed Law 1870 to strengthen the regulation and supervision of financial conglomerates, also known as Law of Financial Conglomerates (Ley de Conglomerados Financieros). This law sets out the principles for supervising and regulating financial conglomerates. This law and its regulatory decrees (i) established criteria for identifying members of the financial conglomerates, as well as their controlling financial holding companies; (ii) provided the Colombian Government and Superintendency of Finance with tools to regulate and supervise financial conglomerates with respect to capital adequacy, corporate governance standards, risk management, internal control and criteria for identifying, administering, monitoring and revealing conflicts of interest; and (iii) established obligations and responsibilities applicable to the financial holding companies regarding the application and promotion of guidelines and rules across the financial conglomerates. Financial holding companies may be exposed to sanctions and fines derived from the breach of this law and its regulatory decrees by any member of the financial conglomerate. However, no fines have been imposed since the issuance of this law. We cannot assure that such law and its regulatory decrees will not have a material adverse impact on us. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Regulatory framework for Colombian Financial Conglomerates”.

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

In Colombia, as a response to the adverse impact of COVID-19 in the economy, the Superintendency of Finance issued External Circular 007 of 2020, through which financial institutions were required to apply favorable conditions to the loans granted to customers affected by the COVID-19 pandemic. Additionally, the Superintendency of Finance issued External Circular 008 of 2020 to promote the use of digital channels for the provision of financial services. The Superintendency of Finance also issued External Circular 009 of 2020 providing financial institutions with instructions with respect to the measures to be implemented to mitigate the effects of the COVID-19 pandemic on financial markets. Regarding credit risk management, the Superintendence of Finance issued External Circular 022 of 2020 establishing a debtor support program (Programa de Acompañamiento a Deudores) and additional prudential measures regarding credit risk which allowed financial institutions to review the terms and conditions of their loans without affecting their credit ratings. The application of this debtor support program was extended by the External Circular 012 of 2021 until August 31, 2021.

Similar or other measures intended to relieve the adverse economic impacts of COVID-19 were also enacted in Latin America, including
Panama, Honduras, Costa Rica and El Salvador, which have impacted our results of operations in the year ended December 31, 2021 and, notwithstanding our spin-off and deconsolidation of BHI, may continue to impact our results of operations in future periods, through our retained equity method interest in BHI.

Further, our Panamanian operations may be materially and adversely impacted by measures taken by the Panamanian government, which include Bill No. 420, which is drafted to apply a maximum interest rate of 1.25% per month to banking operations. This Bill also intends and to amend the criminal code to make lending at a superior rate a criminal offense punishable with three to five years in prison. The Bill remains subject to debate and approval by the National Assembly and President

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

A significant part of Corficolombiana’s investments is in relatively illiquid assets, and Corficolombiana may fail to realize any profits from these investments for a considerable period of time or lose some or all of the principal amount of these investments.

As of December 31, 2021, 78.3% of Corficolombiana’s investments were made in privately-held companies. There are often no readily ascertainable market prices for such securities or for those investments of Corficolombiana in listed companies with low or medium trading volumes. As a result, there may be limited or no marketability for these investments, and they may decline in value while Corficolombiana might be seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such investments for a period. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, it is possible that investments in privately-held companies will only be disposed over a substantial length of time, if at all, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period—sales that it had planned to make.

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

The majority of Corficolombiana’s investment portfolio is concentrated in the energy and gas, infrastructure, agribusiness, hotels and financial services. Energy and gas and infrastructure accounted for 92.3% of Corficolombiana’s total investment portfolio as of December 31, 2021. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

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

Furthermore, Porvenir manages voluntary pension funds (fondos de pensiones de jubilación e invalidez) created by Decree 2513 of 1987 as supplementary savings vehicles for pensions, which are independent and different from the mandatory pension funds and benefit from tax incentives. Subject to certain limits, savings in voluntary pension funds are considered as exempt income for purposes of the corporate income tax (Impuesto de Renta) under rules defined in article 1261-1 of the Tax Statute. These exemptions have been subject to modifications through tax reforms such as Law 1607 of 2012, Law 1819 of 2016, Law 1943 of 2018, also known as Ley de Financiamiento substantially replaced by Law 2010 of 2019, also known as Economic Growth Law. Changes in the applicable regulation to voluntary pension funds, in particular with respect to its tax benefits, could reduce the interest in this type of savings products and generate an adverse effect on the management fees received by Porvenir for the administration of these funds. Finally, Law 2112 of 2021 has allowed pension funds to invest in private capital funds (fondos de capital privado, similar to “hedge funds”) up to 3% of its value in order to promote entrepreneurship.

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

The U.K. Financial Conduct Authority, which regulates the London Interbank offered rate (“LIBOR, “), has announced that, after specified dates, LIBOR settings will cease to be provided by any administrator or will no longer be representative of the underlying market and economic reality that such settings are intended to measure. Those dates are: (i) June 30, 2023, in the case of the principal U.S. dollar LIBOR tenors (overnight and one, three, six and 12 months); and (ii) December 31, 2021, in all other cases (i.e., one week and two month U.S. dollar LIBOR and all tenors of non-U.S. dollar LIBOR). Accordingly, many existing LIBOR obligations will transition to another benchmark after June 30, 2023 or, in some cases, after December 31, 2021. However, those transition dates may occur earlier. The U.K. Financial Conduct Authority and certain U.S. regulators have encouraged market participants to cease entering into new contracts using U.S. dollar LIBOR by December 31, 2021, despite expected publication of U.S. dollar LIBOR through June 30, 2023. Regulators have also stated that, for certain purposes, market participants should transition away from U.S. dollar LIBOR sooner. It is not possible to know what the effect of any such changes in views or alternatives may have on the financial markets for LIBOR-linked financial instruments. The Bank of England and the FCA are working with market participants to catalyze a transition to using the Sterling Overnight Index Average (Sonia). In addition, the Alternative Reference Rates Committee, a group of private-market participants and official-sector entities convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has recommended that the Secured Overnight Financing Rate (SOFR) replace U.S. dollar LIBOR. Further, in March 2022, the United States enacted legislation that, among other things, would automatically substitute the applicable SOFR in certain LIBOR-based contracts that lacked effective LIBOR “fallback”, or replacement provisions. For example, SOFR and other alternate reference rates have compositions and characteristics that differ significantly from the benchmarks they may replace, have limited history, and may demonstrate less predictable performance over time than the benchmarks they replace.

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

As of December 31, 2021, Grupo Aval had Ps 37,052.0 billion of non-derivative financial assets and loan commitments, Ps 19,840.3 billion of non-derivative financial liabilities that used LIBOR as a benchmark, as well as trading derivatives assets and liabilities with a fair value of Ps 31.8 billion and Ps 79.9 billion, respectively and derivatives held for risk management whit a fair value of Ps 166.9 billion with such characteristics. Most of these outstanding LIBOR-based loans, borrowings and contracts include fallback provisions to alternative reference rates. In March 2021, the Financial Conduct Authority (FCA), as the regulator of ICE (the authorized administrator of LIBOR), announced that after December 31, 2021 LIBOR settings for sterling, euro and the one-week and two-month U.S. dollar settings will either cease to be provided or no longer be representative. Grupo Aval’s subsidiaries have insignificant positions in the LIBOR references that expired on December 31, 2021, even so, all the contracts included fallback clauses that allowed a transition to new alternative rates without affecting their compliance. Most of the contracts, indexed to the remaining U.S. dollar settlings will cease to be provided or no longer be representative after June 30, 2023, include fallback provisions or adequate fallback mechanisms. However, it is not currently possible to determine whether, or to what extent, any such changes would affect us. The implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations of the Colombian peso, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, and the Colombian peso, and between the U.S. dollar and each of the currencies in our Central American operations, as 44.2% of our average consolidated assets for the year ended December 31, 2021 and 47.9% of our average consolidated liabilities for the year ended December 31, 2021 were foreign currency-denominated.

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

The exchange rate fluctuation between the Colombian peso and U.S. dollar also affects our results as the functional currency of BHI and MFH, is the U.S. Dollar. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020—BHI” for a description of the effect of such fluctuation on BHI’s results.

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

Foreign exchange rate risks associated with U.S. dollar-denominated liabilities are hedged with the net investment that Grupo Aval maintains in BAC and MFH through Banco de Bogotá. The difference between the U.S. dollar-denominated debt and the net investments in BAC and MFH (including any goodwill associated with the acquisitions) may result in a net U.S. dollar asset position which Grupo Aval, through Banco de Bogotá and BHI may hedge with forward contracts. For more information see Note 10 to our audited consolidated financial statements. This strategy materially hedges our equity against fluctuations in the exchange rate between the value of the Colombian peso and the U.S. dollar, but may generate volatility in our leverage ratios as measured by regulators or by rating agencies.

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

The Colombian Commercial Code (“Código de Comercio”) limits the amount of interest our Colombian subsidiaries may charge on commercial transactions, including transactions of our banking subsidiaries. In the future, regulations in Colombia or other countries in which we operate, could impose increased limitations regarding interest rates or banking fees. Law 1430 of December 2010, as amended, authorizes the Colombian Government to impose or place limits on tariffs and fees charged by banks and other financial institutions where the Government has determined that there is insufficient competition in a relevant market. Additionally, the law requires the Superintendency of Finance to implement a monitoring scheme of the tariffs and fees charged by the financial institutions in their relevant markets and to report the results of this evaluation semi-annually to the Colombian Government. The Colombian Government issued Decree 4809 of 2011 and Decree 1854 of 2015, which (i) require banks to provide each of their clients with statements of all fees charged to such clients on an annual basis, (ii) set a limit on the fees that banks may charge to their clients for withdrawals from automated teller machines of other banks and (iii) establish that transactions through the internet may not cost more than those made through other channels. Accordingly, the Superintendency of Finance has issued External Circular 012 of 2012, setting the rules and principles that must be followed by banking and financial institutions at the time of establishing, publishing and promoting their tariffs and fees. On 2021, Colombian Congress enacted different laws which may potentially impact our business. For example, Law 2177 of 2021 requires banks to provide financial services to retail and corporate customers involved in the mining sector. At the same time, Statutory Law 2157 of 2021 amended the Colombian Data Privacy Law (Habeas Data) requiring additional stages for client’s report before the credit bureaus and allowed a one-time option to request the erasure of negative credit records, provided certain requirements have been met.

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

Since 2020, as a result of the COVID-19 pandemic our subsidiaries adopted remote work as part of the strategy to ensure the health of their collaborators and the adequate operation and provision of services. In addition to adapting the technological requirements, their respective risk matrices were updated to identify the changes that the remote environment could imply. In 2021 we have maintained several of these strategies with the purpose of guaranteeing the operation of our entities.

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

We and our subsidiaries dedicate significant resources to maintaining and regularly upgrading our systems to implement technology that protects our networks against cyber-attacks. For example, we have implemented risk analysis processes and controls and a Computer Security Incident Response Team - CSIRT to handle incidents and emergencies. This team works in a coordinated manner in the face of joint threats. Although we have experienced cyber-attacks in the past, such as malware and ransomware infections, which have required immediate attention from CSIRT and resulted in some temporary interruptions to non-operational areas, these attacks have not had a material impact on our business and, depending on their relevance, would be reported to the corresponding committees of Information and IT security, and to the executive levels and Board of Directors of Grupo Aval. Nonetheless, future attacks could be more severe and have a material adverse impact on our business.

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

Given the increasing sophistication of cyber-attacks, incidents could occur and persist for an extended period without us being able to detect them. Investigations of cyber-attacks can be unpredictable and take time to complete. During such time we may not know the extent of the harm caused by or how best to remediate such cyber-attack. Additionally, we may not take the most appropriate actions to remediate or mitigate a cyber-attack, which would further exacerbate the costs and consequences of a cyber-attack. See “Item 4. Information on the Company—B. Business Overview—Oversight at the holding company—Cybersecurity” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Management—COVID-19 Global Event”.

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

Various banking institutions, which have recently been incorporated in Colombia, target the microcredit and small and medium enterprises segments. Local subsidiaries of international financial institutions have entered the market targeting corporate clients. The businesses of these new credit institutions may affect our market position in the individual, small and medium enterprises and our merchant banking operation. We also face competition from non-bank and non-financial competitors, such as fintechs. During 2020 and 2021 several financial entities such as neobanks and regulated financial entities focused on digital apps and providing credit by means of e-credit cards have entered the financial market to compete with the incumbent financial entities.

In addition, consolidation in the Colombian and Central American financial services industry has increased, which may also increase competition in the markets where we operate. See “Item 4. Information on the Company—B. Business overview—Competition”.

Furthermore, our banking subsidiaries may face challenges as new competitors enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. New entrants could take advantage of regulatory arbitrage to compete with substantially lower cost structures. Non-traditional providers of banking services may offer and/or increase their offerings of financial products and services directly to customers. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. Technological advances and heightened e-commerce activities have increased consumers’ access to products and services, which has in turn intensified competition among banks and nonbanks in offering loans. Existing competitors and market entrants may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including innovation, digitalization and technological changes, our business may be adversely affected.

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

Mr. Sarmiento Angulo beneficially owns 97.6% of our common shares outstanding and 42.7% of our preferred shares outstanding, as of April 13, 2022, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The preferred shares do not have any voting rights and thus will not affect such control of our Group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, as of April 13, 2022, he beneficially owns 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.6% of Banco AV Villas, 0.8% of Banco Popular and 11.4% of Corficolombiana.

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

In addition, the concentration of ownership may have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for the ADSs or underlying preferred shares as part of a sale of our company and might ultimately affect the market price of the ADSs and the underlying preferred shares.

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

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real or “UVRs” (U.S.$ 4,784.8), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the Board of Directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 288.6 (U.S.$ 0.07)

and 66,000 UVRs = Ps 19,048,860.6 at December 31, 2021). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

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

Our banking subsidiaries extended credit through loans to finance the acquisition of preferred shares in the Preferred Shares Local Offering of which, three loans, representing Ps 59.0 billion (U.S.$14.8 million). The final loan will mature in 2026. Depending on the characteristics of the borrower, our banking subsidiaries may have required collateral, which may have included a pledge of the preferred shares that were subject to the financing. Such a pledge would permit our banking subsidiaries through a court procedure to seek the sale of the preferred shares if the borrower defaults. Our banking subsidiaries had, on an aggregate basis, pledges over 45,366,061 preferred shares (0.6% of our total preferred shares) related to loans made to third parties at December 31, 2021. All the loans are full-recourse loans. Under the terms of the pledges, each borrower is limited from selling the pledged shares until the loan is repaid. Under Colombian law, our banking subsidiaries must seek to sell any repossessed shares as banks are not permitted to hold shares issued by their parent. If changes in general economic conditions or other factors cause these borrowers to default on their loans, our subsidiaries will have to sell our preferred shares into the market, or alternatively, upon repayment of the loans, these borrowers will not be restricted from selling such shares in the market. As a result, the market price of our preferred shares and ADSs may decline.

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

If proceedings are brought in Colombian courts seeking to enforce the rights of holders of our preferred shares, we will not be required to discharge our obligations in a currency other than Colombian pesos. Under Colombian law, an obligation in Colombia to pay amounts denominated in a currency other than Colombian pesos may only be satisfied in Colombian currency at the exchange rate, as determined by the Colombian Central Bank and published by the Superintendency of Finance, also known as Tasa Representativa del Mercado (TRM), in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Colombian investors with full compensation for any claim arising out of or related to our obligations under the preferred shares, or indirectly, the ADSs.

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

Grupo Aval and BHI may be unable to achieve some or all of the benefits that they expect to achieve from BHI’s separation from Grupo Aval.

Grupo Aval believes that, with BHI as an independent, publicly traded company, Grupo Aval and BHI will both be better positioned to, among other things, work independently in their own markets towards their strategic objectives; digital transformation, operational excellence, risk control and the best human talent. However, BHI and Grupo Aval may be unable to achieve some or all of these benefits. For example, in order to position BHI for the Spinoff, BHI is undertaking a series of strategic, structural, process and system realignment and restructuring actions within its operations. These actions may not provide the benefits BHI and Grupo Aval currently expect, and could lead to disruption of BHI’s operations, loss of, or inability to recruit, key personnel needed to operate and grow BHI’s businesses following the separation, weakening of BHI’s system of internal controls or procedures and impairment of BHI’s key customer and supplier relationships. In addition, completion of the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing BHI’s and Aval’s respective businesses. If BHI and Aval fail to achieve some or all of the benefits that they to achieve from the Spinoff or does not achieve them in the time BHI and Aval expect, BHI and Aval’s respective business, financial condition and results of operations could be materially and adversely affected. See “Item 4. Business” and “Item5. Operating and Financial Review and Prospects” for more information.

The spin-off of BHI could adversely affect our business, financial results and operations.

The spin-off of BHI could cause disruptions and create uncertainty surrounding our business and affect our relationships with our customers, suppliers and employees.

As a result of the spin-off, some customers, suppliers or strategic partners may terminate or scale down their business relationship with us. Potential customers, suppliers or strategic partners may delay entering into, or decide not to enter into, a business relationship with us because of the separation. If customer or supplier relationships or strategic alliances are adversely affected by the planned separation, our business, financial condition and results of operations could be adversely affected.

Furthermore, some of Grupo Aval's shareholders may sell their shares as a consequence of the spin – off. Additionally, if customers, suppliers or partners terminate or scale down their relationships with BHI as a result of the spin – off, our results of operations may be adversely affected, as we will retain an equity method interest in BHI.

ITEM 4. INFORMATION ON THE COMPANY

A.          History and development of the company

We are Colombia’s largest banking group based on total assets and we are also the largest banking group in Central America based on total assets at December 31, 2021. We provide a comprehensive range of financial services and products from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

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

On May 22, 2020, we acquired through BHI, 96.6% of the ordinary and outstanding shares of MFG, and in June 2020, BHI acquired an additional 3.0% of MFG’s ordinary outstanding shares.

On July 28, 2021, Grupo Aval, Banco de Bogotá, Banco de Occidente, Fiduciaria Bogotá and Fiduciaria de Occidente entered into the Porvenir Shareholders’ Agreement to provide for Grupo Aval to directly control Porvenir. Prior to July 28, 2021, Banco de Bogotá, which held a 36.5% equity interest in Porvenir, controlled Porvenir.

In March 2022, after obtaining the necessary approvals, Banco de Bogotá executed a spin-off of a 75% equity stake in BHI to its shareholders and Grupo Aval subsequently spun-off its equity interest to its shareholders. Prior to the spin-off, Banco de Bogotá was the direct parent of BHI. We have retained an indirect stake of approximately 17.2% in BHI (representing our proportional interest in the 25% equity stake in BHI retained by Banco de Bogotá). Prior to the spin-off, BHI transferred its interest in MFG to Banco de Bogotá and, accordingly, MFG remains a consolidated subsidiary. As a result of the spin-off, our business going forward will reduce its exposure to Central America.

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

We have also completed three bond issuances in the international market, in addition to those from our subsidiaries:

●	in September 2012, we completed our second international bond offering, issuing Ps 1,795.7 billion (U.S.$1.0 billion) at the date of the issuance of our 4.75% Senior Notes due 2022; and
●	in February 2020, we completed our third international bond offering, issuing Ps 3,401.6 billion (U.S.$1.0 billion) at the date of the issuance of our 4.375% Senior Notes due 2030.

In addition, we have completed multiple issuances on the local markets. The most recent of which are:

●	Grupo Aval’s sixth bond issuance in the local market on 2017 in an amount of Ps 400.0 billion; and
●	in November 2019, Grupo Aval issued the first tranche of its first issuance program of ordinary bonds in an amount of Ps 400.0 billion.

See Note 21 of our audited consolidated financial statements for further information on Grupo Aval’s financial obligations from issued bonds.

The SEC maintains an internet website that contains reports, proxy, information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The Company’s website address is www.grupoaval.com. The information contained on, or that can be accessed through, the Company’s website is not part of, and is not incorporated into, this Annual Report. The Company’s headquarters are located at Carrera 13 # 26A – 47, 23rd floor in Bogotá, Colombia and our telephone number is (+57) (601)743-3222.

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

Grupo Aval works to identify and capture synergies between our banking subsidiaries. In order to contribute to this objective, in 2018 we launched a group-wide effort to lead the digital transformation, aligning our banking subsidiaries with a shared vision for a digital future. Our Colombian banking subsidiaries have launched joint efforts aligning our digital strategy to their individual capacities, with the aim of digitalizing their products, channels and processes in order to achieve operational efficiency and create more innovative products and services.

In Central America, we have advanced along the same lines and consolidated a digital experience lab in Costa Rica. This lab is responsible for all development needs for the six Central American banks regarding innovations in BAC’s website, online and mobile banking, and their payments platform.

Our digital strategy considers 3 dimensions:

●	Digitalize existing products and processes. We intend to be more efficient, provide a better service and improve customer journeys. We believe that the banking industry is changing through efforts like ours. Accomplishing this objective will become a bank’s “ticket to play” in the future. Therefore, we are currently focusing most of our digitalization effort on this first dimension. So far, the digitalization of products has allowed banks to enter customers’ homes and meet their financial needs. This contributed to preserving their health during the pandemic. This strategy has allowed Grupo Aval to expand its portfolio to digitalized products for its banking subsidiaries, facilitating over 760 thousand new digital customer deposits, 741 thousand digital sales of loans and other services, and the approval of 41 thousand mortgages, during the year ended December 31, 2021. Additionally, we consolidated our data strategy capabilities by implementing a data platform "AUGUSTA" that has successfully deployed 45 use cases in Colombia. These business cases are intended to solve different business problems such as churn, buying propensity for our digital products, next best action, and fraud identification and prevention. These initiatives are supported by advanced analytics models to address specific business opportunities for retail and commercial banking.
●	Develop new digital business models. The creation of new products and services, such as -Matilde- ads in charge of generating personalized recommendations of products and services in digital advertising spaces. This asset seeks to reduce the acquisition cost of digital products, reduce deployment times derived from the segmentation of audiences integrated with AUGUSTA. Through dale! a 100% digital platform of Aval Soluciones Digitales S.A., 115.303 new clients have been reached in Colombia in 2021. These customers have average deposit balances of less than five minimum monthly salaries. As such, they were not previously served mainly due to high customer acquisition costs (CAC). We expect these innovative platforms to continue to reach new customers with little or no penetration, including younger generations more inclined to maintain digital-only relationships, and unprofitable customers who have not been sought after by banks due to their low profitability and high CAC.

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

●	Generate or participate in “digital ecosystems”. We believe that consumers are now looking for an integrated and seamless experience. For this reason, Grupo Aval aims to align the efforts of its different subsidiaries and strategic allies through a joint vision and digital tools. These efforts intend to embed our service portfolio in digital experiences from beginning to end, addressing our customers’ needs in terms of savings, investment, financing, and complementary services such as insurance and payments. In 2021, the group launched the first ecosystem CarroYa, which is an end-to-end solution to access for mobility needs through financial services, in one place. Through this ecosystem we have managed to enhance the existing portal increasing to 85% of active dealers, 54% in traffic which represents 2.1 million sessions in December 2021 and managed to provide 4,239 monthly leads for our banks with a likelihood of approval. We are also seeking to increase our presence in other markets, such as housing, through a future ecosystem that we expect to launch in 2022. Achieving this objective involves offering our digital financial products and services in a complementary way that adds value to the ecosystems through which other non-banking products and services are offered.

(iii)	Efficiencies and economies of scale

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

We believe that conducting business sustainably is key to achieving long-term value. Our sustainability strategy is based on solid governance practices, environmental protection and social contribution. Since 2019, we have been consolidating and coordinating environmental, social and corporate governance (ESG) activities together with our subsidiaries, collectively increasing our positive impact on our stakeholders.

In addition to our strategic pillars, we believe the continued growth of our business will be sustained by the following initiatives:

Strengthen and expand our operations in Colombia

As part of Colombia’s leading group, and drawing upon Grupo Aval’s multi-brand business model, we believe that we are well positioned to take advantage of market opportunities derived from economic cycles. We intend to continue benefiting from sharing commercial and operational standards and best practices across Grupo Aval, while capitalizing on our management’s expertise, our subsidiaries’ brand recognition, their customer base, and our portfolio of financial services and products. As noted above, following the spin-off of a 75% equity interest in BHI, the majority of our consolidated operations are in Colombia. We believe the spin-off will strengthen Grupo Aval’s and Banco de Bogotá’s strategic focus on Colombia because we will simplify our corporate structure, eliminate multi-jurisdictional complexities, and increase our agility and flexibility to respond to the dynamics of the local markets in which we operate. We also expect to gain flexibility in the administration of regulatory capital as we continue to move towards full Basel III compliance. This, in turn, should allow us to improve our strategic position to capture future growth.

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

Expand our services and product offering and diversify our sources of income

We believe we offer a comprehensive range of banking services and products in Colombia and Central America, that we continually seek to expand to satisfy evolving customer needs and enhance our profitability. We believe we can continue to capture additional revenue by (i) organically expanding our market share in profitable segments and products given our existing market position (such as credit cards and mortgage loans, where we have a market share of 19.3% and 13.7% in Colombia at December 31, 2021, respectively); (ii) launching existing and new products to serve new segments (such as the underbanked population); and (iii) improving our product and service offering through their digitization. In addition, we seek to leverage our extensive customer base in Colombia and Central America through cross-selling efforts.

Furthermore, we continue to implement initiatives to increase our non-interest income, which consists primarily of net fee income and income from our non-financial operations. In the year ended December 31, 2021, net fee income accounted for 23.4% of our consolidated total income before net impairment losses on financial assets. We believe we can increase non-interest income in future periods by, expanding our offering and participation in areas such as bancassurance products (i.e., bank-offered third-party insurance products) through our distribution networks, and credit card fee income by increasing credit card loan volume. With regards to the income from our non-financial operations, we believe that our equity investments in strategic sectors such as energy and gas and infrastructure will continue to contribute significant income to our bottom line.

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

Pursue selected acquisitions and increase our controlling interests in our subsidiaries

We have a proven track record of identifying, acquiring and integrating interests in companies we believe have strategic value to us. We are interested in expanding our businesses in Colombia and potentially into other strategic markets. We will continue to seek opportunities to further expand into new geographies and will evaluate potential acquisition targets that would enable us to grow and consolidate our franchise through the services and products we offer. We actively assess opportunities in our target geographies considering their potential to generate value, complement our strategic goals and be accretive. We may also consider increasing our controlling interests in our subsidiaries.

B.          Business overview

Oversight at the holding company

Underlying Grupo Aval’s competitive strengths are group-level policies that we believe promote best practices and create synergies and efficiencies that can be captured across our subsidiaries. We closely monitor the performance of our banks, Corficolombiana, Porvenir, BHI and MFH to align their performance with our strategic goal of profitable and sustainable growth. We do so through the following oversight functions.

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

Our banking subsidiaries, Porvenir, Corficolombiana, BHI and MFH are required to report their financial and commercial performance to us on a regular basis, including monthly detailed information. We monitor the performance of our banks against their respective budgets and the performance of our competitors. This systematic control process is complemented by ad-hoc analyses of key commercial and operational drivers, such as loan growth and the loan portfolio quality of each of our banking subsidiaries relative to the others and our competitors. When a subsidiary deviates from its plan or when weaknesses are identified, we meet with the respective bank’s management to discuss remedial measures and a course of action. Similarly, when a banking subsidiary finds itself in a new or challenging situation, we cooperate to assess and respond to these challenges. Our senior management and that of our banking subsidiaries meet on regular basis to discuss strategy, opportunities, and current operations.

Risk management

We contribute to the cohesion and the control architecture of our subsidiaries through a corporate risk management system. Our subsidiaries must comply with risk related regulations in each jurisdiction they operate. In addition, our corporate risk function develops a consolidated assessment of the risks we take as a group, defines corporate risk policies and leads the effort to set risk appetites for our subsidiaries. Our risk management function coordinates group wide transformational initiatives.

Although each banking subsidiary is responsible for its credit decisions and risk management, we oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in the industry, risks and opportunities. Our risk management staff evaluates lines of credit and transactions that would result in an aggregate exposure to a single issuer in excess of Ps 30 billion on a consolidated basis at the group level, often making recommendations with respect to the structure. We also coordinate loan syndications among our banks to effectively leverage the combined equity of our banks and manage any risk issues. For a discussion of our risk management guidelines, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Cybersecurity

Cybersecurity risks for financial institutions, such as ours, have increased significantly due to the proliferation of new technologies, the use of the Internet and automated processes, the diversification of channels to perform financial transactions, hand in hand with the development of new techniques of organized crime, hackers, hacktivists, terrorists and other external parties. In 2021 these risks have been maintained and have been managed. In addition, we are introducing new products and services, such as our digital channels, that are changing processes, which may result in new operational risks that we may not fully appreciate or identify.

As a result, we and our subsidiaries are susceptible to malware, ransomware, computer hackers, disgruntled employees and other causes that could affect the IT infrastructure that supports our service channels. We outsource certain services and, although we require that our service providers follow our security standards, we cannot assure that any of our service providers will not experience cyber-attacks that would affect the provision of our services or interrupt our business. In the event of a breakdown or improper operation of our or a third party’s systems or unauthorized action by third parties or our employees, we could suffer financial loss, an impairment to our liquidity, a disruption of our businesses, regulatory sanctions or damage to our reputation. While many of our agreements with third party vendors include indemnification provisions, we may not be able to recover sufficiently, or at all, to adequately offset any losses; although we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, it may be insufficient to cover all losses.

Cybersecurity incidents are immediately reported through the High Impact Event Report and analyzed by the information security and technology security department to assess their consequences both with regards to the entity affected within Grupo Aval and to any affected third parties. We monitor the existence of such situations on a quarterly basis.

Given the increasing sophistication of cyber-attacks, incidents could occur and persist for an extended period without detection. Investigations of cyber-attacks can be unpredictable and take time to complete. During such time we may not necessarily assess the extent of the harm caused or how best to remediate it. Additionally, we may fail to take the most appropriate actions to remediate or mitigate a cyber-attack, which would further increase the costs and consequences of a cyberattack.

During 2021, the security controls associated with working remotely were maintained and strengthened in order to restrict and protect access to information and technological resources by our collaborators. In addition, more tools and services supported by emerging technologies such as machine learning, artificial intelligence and user behavior have been acquired, which allow us to identify, protect, detect and respond in a timely manner to possible incidents and/or cyber-attacks.

To mitigate the risks generated by the increase in the use of digital channels, additional controls have been implemented such as: restricting the channels for sending double authentication factors, fraud intelligence with rules based on statistical models, strengthening the enrollment process in digital channels; transactional monitoring processes have been increased and awareness campaigns for our clients have been reinforced. Additionally, a process has been adopted through which every subsidiary reports the changes made to the controls or the implementation of new ones.

For a discussion of cybersecurity risk assessment during COVID-19 event, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Management—COVID-19 Global Event”.

Information technology strategy and network integration

Grupo Aval manages the Group’s IT strategy focused on architecture, cybersecurity, processes, infrastructure, cloud computing and corporate procurement. Although we encourage each banking subsidiary to maintains its own information technology system, we work to identify potential synergies and assist in the implementation of technology and products developed at the holding level within our banks, to standardize and centralize technology and processes across each entity

Each banking subsidiary is responsible for its information technology systems and distribution network. However, we seek to maximize the effectiveness of our distribution network and the levels of customer service and customer retention across all our banks through our Red Aval (Grupo Aval network), which connects all our Colombian banks’ networks. Our network allows each of our banking subsidiaries’ customers to access basic banking services at any ATM or branch office in any of our banks. In addition, the information related to the products and services that our customers have in any Grupo Aval entity is accessible through the website or mobile banking apps of any of our banks in Colombia. These websites and mobile banking applications were updated on 2021, renovating their interface, offering new services between entities and improving their technology using AWS tools.

Our principal projects currently consist of the following:

●	Migration of main systems to the cloud: This project will last for five years and is expected to obtain savings of technology costs after completion.
●	Centralization: We are currently working on centralizing our entities’ telecommunications. This project will take approximately two years.
●	Basic software activity: We are focusing on the standardization of some processes in our banking subsidiaries, such as customer relationship management (CRM), treasury, IFRS accounting, habeas data and different cybersecurity tools.
●	Digitalization: Our focus on digitalization encompasses creating new products (customer experience) and transversal microservices that can be invoked though new apps or channels.
●	Policies: We continue working on migrating and implementing homogeneous policies in all our technological processes such as cybersecurity.

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

Marketing, corporate image and ESG

Our marketing strategy centralized in Colombia pursues two main objectives: (i) to increase the competitiveness of our banks among the sector; and (ii) to strengthen our positive corporate image, developing the activities that provide recognition from our clients, while we encourage our entities to stablish their own identity, reaching high standards in the services that they provide to the clients. To achieve these objectives, we negotiate with third parties to receive for our entities certain marketing services. Additionally, we develop initiatives to design and implement advertising and marketing campaigns of certain services and products from our banking subsidiaries in Colombia. We have set up marketing guidelines and pursue communications that increase the exposure of our brands and those of our subsidiaries.

We believe that the construction of sustainable value is based on a transparent and close relationship with our stakeholders. For this reason, we believe it is essential to promote spaces for dialogue where processes can be fed back, as well as to work to meet the expectations of the different actors that are impacted by us. At the holding company level, we coordinate the social and environmental activities of our subsidiaries, to collectively increase our positive impact on our stakeholders. We are continuously searching for better environmental, social and governmental (ESG) standards and ratings to align our interests with those of our current and potential stakeholders.

Our sustainability effort is aligned with our strategic pillars and covers five dimensions: (i) corporate governance and risk; (ii) financial performance; (iii) corporate efficiencies and innovation; (iv) human capital and (iv) environment. Within these dimensions, Grupo Aval has defined the following material topics:

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

In 2021 we participated in the Dow Jones Sustainability Index, which allowed us to learn more about the existing gaps between the management carried out by us and the best market practices. Therefore, our work on sustainability in 2022 is aimed to focus on closing as many gaps as possible in the economic, social and environmental dimensions.

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

Our operations

We manage our business through seven main operating segments: Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Porvenir, Corficolombiana and BHI, until its spin-off in March 2022 (see Note 31 to our audited consolidated financial statements for more information), through which we conduct three main business lines: Commercial banking, merchant banking and pension and severance fund management. Until March 2022, BHI was Banco de Bogotá’s fully-owned subsidiary through which we consolidated our interests in BAC. MFH is Banco de Bogotá’s fully owned subsidiary through which we consolidate our interests in MFG.

Source: Company data at December 31, 2021. Porvenir is held in Banco de Bogotá as follows: 36.5% through Banco de Bogotá and 10.4% through Fiduciaria Bogotá. Porvenir is held in Banco de Occidente as follows: 24.2% through Banco de Occidente and 8.9% through Fiduciaria de Occidente.

In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, he beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.6% of Banco AV Villas, 0.8% of Banco Popular and 11.4% of Corficolombiana, at April 13, 2022.

At December 31, 2021, 62.7% of our assets were recorded in our Colombian entities (our “Colombian operations”), and 37.3% in our Central American entities (our “Central American operations”).

In terms of businesses, 86.1% of our total assets were consolidated assets from our banking subsidiaries, 12.8% were consolidated assets from Corficolombiana, and 1.1% were on-balance sheet consolidated assets of our pension and severance fund manager, Porvenir. On a consolidated basis, Grupo Aval manages Ps 366.9 trillion of on-balance sheet assets, and Ps 364.6 trillion of off-balance sheet assets (assets under management).

Commercial banking

We provide commercial banking services in Colombia and Central America. In Colombia, we operate four commercial banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). In Central America, until March 25, 2022, we operated through BHI (comprised of BAC) and MFH (comprised of MFG). Our Red Aval (Grupo Aval network) is one of the largest networks of ATMs and branches in Colombia and has been a key element of our competitive positioning in the Colombian market. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red Aval (Grupo Aval network).

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

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the third largest bank measured by gross loans 11.8% market share at December 31, 2021. It is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans, with a particular focus on large corporations and a market share of 15.5% of commercial loans at December 31, 2021. Banco de Bogotá had a market share of 8.8% of consumer loans in Colombia and of 6.8% of mortgages, both at December 31, 2021. At December 31, 2021, Banco de Bogotá had a market share of 11.6% of deposits. At and for the year ended December 31, 2021, Banco de Bogotá had consolidated total assets of Ps 232.3 trillion and net income attributable to controlling interest of Ps 4.4 trillion on a consolidated basis. The Banco de Bogotá segment of operations, under Grupo Aval’s business segments structure, had consolidated total assets of Ps 128.9 trillion. For more information on operating segments analysis please refer to Note 31 of our audited consolidated financial statements. This segment includes the consolidated assets of MFG, given it was spun-off from BHI in favor of Banco de Bogotá, On September 2021.

Banco de Bogotá’s corporate strategy is customer-centric, seeking to add value through its products and services offering. In 2021, an Experience Management Center was created, centralizing efforts in order to improve customer experience throughout the client’s journey. This center oversees a wide range of client-facing operations, ranging from process optimization to customer service. Banco de Bogotá’s growth strategy during 2021 focused on SME’ financing, participation in public aid programs and increased lending to the retail segment. A robust digital infrastructure enables synergies across different ecosystems, boosting market penetration and channel diversification. Digitalization and access to real time data favor an enhanced risk control framework and strengthen analytical models, cybersecurity, and fraud prevention models. Banco de Bogotá’s ESG strategy during 2021 focused on developing its sustainable product portfolio and implementing energy-efficiency initiatives. In this regard, the bank launched (i) specific credit lines to finance green and social projects at differential interest rates (ii) the “Amazonía” debit card to contribute to Colombian Amazon reforestation, and (iii) an energy-efficiency initiative, which includes increased use of renewable energy at headquarters and the installation of photocatalytic billboards that absorb CO2.

On July 28, 2021, Porvenir’s shareholders (Grupo Aval, Banco de Bogotá, Banco de Occidente, Fiduciaria Bogotá and Fiduciaria de Occidente) entered into a shareholders’ agreement through which Grupo Aval was granted direct control of Porvenir, thus leading to the deconsolidation of Porvenir from Banco de Bogotá. The signing of the agreement did not imply any change in the shareholder composition of Porvenir nor any modification on the ultimate beneficial owner.

As of December 31, 2021, Banco de Bogotá continued to consolidate Grupo Aval’s Central American operations through BHI and MFH.

Banco de Occidente is the fifth largest bank in Colombia measured by gross loans, with a market share of 6.2% at December 31, 2021. It focuses on mid-size and small and medium sized (SME) corporate customers, state-owned entities and high net-worth customers and has a diversified revenue stream. Banco de Occidente had market shares of 8.2% of commercial loans and 5.2% of consumer loans at December 31, 2021. Banco de Occidente had a market share of 8.1% of Colombia’s checking accounts at December 31, 2021. At December 31, 2021, Banco de Occidente had total consolidated assets of Ps 51,663.5 billion and net income attributable to owners of the parent of Ps 580.2 billion for the year ended December 31, 2021.

During 2021, Banco de Occidente continued implementing different strategies focused on, amongst others, commercial effectiveness, optimization of distribution channels, integration with its subsidiaries and digitalization. Banco de Occidente tailored its client segmentation models in corporate and personal banking, in terms of service channels, commercial coverage of sales managers and product offerings. New salesforce effectiveness models were launched both in commercial and retail banking, with the aim of increasing sales force productivity. Banco de Occidente finished the transformation of their branch network into a sales channel (as of 2019, it was mainly a service channel) with all branches now offering the entirety of the retail portfolio. Banco de Occidente continued the commercial integration with its trust and portfolio management services offered by Fiduciaria de Occidente, off-shore products offered to Colombian and international clients through Banco de Occidente Panama and Occidental Bank Barbados, and added new shared services offerings to its subsidiaries in areas such as risk management and economic research. On the digitalization front, during 2021 Banco de Occidente increased its digital products offering, adding mortgages and launching its new mobile banking app for Android and iOS during the year.

Banco Popular is the seventh largest bank in Colombia measured by gross loans, with a market share of 4.1% at December 31, 2021. Banco Popular operates primarily in the consumer and public sector businesses. Banco Popular is a premier provider of financial solutions to Government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to pensioners and public sector employees. Its access to payroll deductions for repayment of loans has historically resulted in consumer loans with a substantially lower-risk profile as compared to the banking system (consumer past-due loans of 2.6% compared to a banking system average of 4.4% at December 31, 2021). At December 31, 2021, Banco Popular had total consolidated assets of Ps 29,910.7 billion and net income attributable to owners of the parent of Ps 313.3 billion for the year ended December 31, 2021.

Banco Popular’s strategy for the future is based on three pillars: (i) strengthen its leadership in payroll loans supported by digitalization; (ii) diversify product offering, such as credit cards and mortgages; and (iii) further penetrate the medium-size business sector.

In 2021, Banco Popular continued to work on its digital transformation process as part of which the bank adopted an agility-based strategy, thorough a project called "Positive and Agile", aimed at seeking and promoting incremental value generation through the adoption of new forms of collaborative work based on agile work practices.

Banco AV Villas is the tenth largest bank in Colombia measured by gross loans and focuses on services and products such as payroll loans and credit cards, as well as its traditional line of mortgages. Banco AV Villas has a broad service network throughout Colombia, with a concentration in Colombia’s central region, including Bogotá and the southwestern region. Banco AV Villas had a market share of 2.5% of deposits, 2.3% of gross loans, 4.5% of consumer loans and 3.0% of mortgages at December 31, 2021. At December 31, 2021, Banco AV Villas had total consolidated assets of Ps 17,563.2 billion and net income attributable to owners of the parent was Ps 191.8 billion, and consolidated ROAE for the year ended December 31, 2021 was 10.3%.

Banco AV Villas focuses on services and products, such as payroll loans and credit cards, as well as its traditional line of mortgages. It serves customers through a recently expanded sales force and through its traditional retail network, enterprise business centers and Express Branches. Banco AV Villas also seeks to continue expanding in the small- and medium-size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas is developing projects focusing its efforts on the digitalization of the bank’s services to improve customer service experience.

BHI through BAC, is the largest banking group in Central America based on consolidated assets, with a leading position in the consumer and credit card banking businesses in the region. BHI’s regional presence and operations are complementary to our Colombian operations. BAC has operations in six Central American countries (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama). It is the leading credit card issuer and merchant-acquiring franchise in Central America, according to internal benchmarks. As discussed above, as a result of the spin-off of a 75% equity interest in BHI, starting on March 2022 we no longer consolidate BHI, but continue to participate in its results through our retained 25% equity stake though Banco de Bogotá. See “Item 4. - A. History and development of the company”. BHI had total consolidated assets of Ps 116,930.8 billion (U.S.$29,371.0 million) at December 31, 2021 and net income attributable to owners of the parent of Ps 1,691.2 billion (U.S.$451.3 million) for the year ended December 31, 2021.

MFH through MFG provides a wide variety of financial services in Panama, mainly commercial, investment, mortgage and consumer banking, insurance, factoring, leasing and training services, as well as real estate. The main subsidiary of MFG is Multibank Inc., which consolidates the banking, insurance and portfolio management operations of the company.

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
BAC CREDOMATIC
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

	Grupo Aval
	Banco de		Banco de	Banco	Banco AV	Grupo Aval
	Bogotá	BHI	Occidente	Popular	Villas	aggregate(1)

	(in thousands)
Total corporate customers, as of:
December 31, 2021	216.4	136.5	58.8	6.9	30.6	449.3
December 31, 2020	210.9	131.0	61.6	7.2	29.4	440.1
(1)	Reflects aggregated amounts of our banking subsidiaries, these figures may include overlap of customers.

Individual customers

Our banks provide services and products to individuals throughout Colombia and Central America. Our banks classify their individual banking customers into separate categories based principally on income. The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de		Banco de	Banco	Banco AV		Grupo Aval
	Bogotá	BHI	Occidente	Popular	Villas	Corficolombiana	aggregate(1)

	(in thousands)
Total individual customers, as of:
December 31, 2021	7,691.5	4,075.4	1,031.7	3,460.4	1,174.9	343.3	17,777.1
December 31, 2020	7,096.8	3,634.2	915.6	3,378.2	1,193.2	341.9	16,559.8
(1)	Reflects aggregated amounts of our banking subsidiaries, these figures may reflect overlap of customers in Colombia.

Lending activities

We classify our banks’ loans into the following categories: commercial, consumer, microcredit and mortgages. The following table presents our total loans, net at December 31, 2021.

	At December 31, 2021
	Operating segments
	Banco de		Banco de	Banco	Banco			Grupo Aval
	Bogotá	BHI	Occidente	Popular	AV Villas	Porvenir	Corficolombiana	consolidated(1)

	(in Ps billions)
Commercial	54,434.1	35,196.8	26,044.7	6,569.5	2,791.9	—	2,317.4	125,246.2
Commercial loans	54,289.6	33,754.6	25,578.8	6,422.4	2,767.0	—	1,323.6	122,027.8
Interbank and overnight funds	144.5	1,442.2	465.9	147.2	24.9	—	993.8	3,218.4
Consumer	18,547.3	26,123.8	8,887.5	14,994.6	7,763.2	—	572.7	76,889.1
Mortgages	8,750.6	14,438.9	2,132.9	1,197.5	2,584.1	—	16.4	29,120.3
Microcredit(2)	314.4	—	—	3.2	0.2	—	—	317.7
Total gross loans	82,046.3	75,759.5	37,065.1	22,764.8	13,139.5	—	2,906.5	231,573.4
Loss allowance	(5,060.9)	(2,576.2)	(1,967.8)	(1,099.7)	(537.2)	—	(33.8)	(11,275.6)
Total loans, net	76,985.4	73,183.3	35,097.3	21,665.1	12,602.3	—	2,872.7	220,297.8
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(2)	Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente) without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the minimum wage.

At December 31, 2021, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 2.3%, 4.6% and 6.4%, respectively, of our consolidated total gross loan portfolio.

Commercial loan portfolio: consists of general purpose loans (loans with a maturity of over one year), working capital loans (loans with a maturity of up to one year), leases, loans funded by development banks, corporate credit cards and overdraft loans. Loans funded by development banks are loans granted to customers and focused on specific economic sectors and are funded by national or international government or government-related institutions. Interbank and overnight funds are short-term borrowings mostly entered into between banks. The following table presents our commercial loan portfolio at December 31, 2021.

	At December 31, 2021
	Operating segments
	Banco de		Banco de	Banco	Banco			Grupo Aval
	Bogotá	BHI	Occidente	Popular	AV Villas	Porvenir	Corficolombiana	consolidated(1)

	(in Ps billions)
General purpose loans	41,482.7	23,849.0	15,804.0	5,560.7	2,730.3	—	—	87,484.0
Working capital loans	7,288.5	8,716.4	3,383.2	177.8	2.2	—	—	19,410.3
Leases	3,192.1	1,000.9	5,371.4	207.6	17.9	—	1,323.6	11,108.7
Interbank and overnight funds	144.5	1,442.2	465.9	147.2	24.9	—	993.8	3,218.4
Loans funded by development banks	1,829.0	—	891.0	469.4	9.2	—	—	3,198.6
Overdrafts	282.5	188.3	53.6	5.4	6.2	—	—	535.9
Credit cards	214.8	—	75.6	1.5	1.2	—	—	290.4
Commercial loans	54,434.1	35,196.8	26,044.7	6,569.5	2,791.9	—	2,317.4	125,246.2
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Consumer loan portfolio: consists of payroll loans, personal loans, automobile and other vehicle loans, credit cards, overdrafts, leases, and general purpose loans. A payroll loan is a type of loan where payments are deducted directly from an employer’s salary. The following table presents our consumer loan portfolio at December 31, 2021.

	At December 31, 2021
	Operating segments
	Banco de		Banco de	Banco	Banco			Grupo Aval
	Bogotá	BHI	Occidente	Popular	AV Villas	Porvenir	Corficolombiana	consolidated(1)

	(in Ps billions)
Payroll loans	7,238.0	5,701.3	3,010.3	14,529.6	5,187.1	—	—	35,666.3
Credit cards	3,131.3	13,929.2	1,342.8	337.3	1,151.2	—	—	19,891.8
Personal loans(2)	5,502.0	2,318.3	2,442.5	127.4	1,393.2	—	572.7	12,356.2
Automobile loans and leases	2,617.4	3,796.0	1,909.1	0.1	31.1	—	—	8,353.7
Leases	12.9	336.6	12.5	0.0	—	—	—	362.0
General purpose loans	—	—	168.7	—	—	—	—	168.7
Overdrafts	45.6	42.5	1.5	0.2	0.6	—	—	90.4
Consumer loans	18,547.3	26,123.8	8,887.5	14,994.6	7,763.2	—	572.7	76,889.1
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(2)	Mostly composed of personal installment loans.

We provide credit card services to our bank customers in Colombia through the Visa and MasterCard networks and in Central America through all major networks. The following table presents the number of activated issued credit cards of our banks at the dates indicated.

	Activated Issued Credit Cards
	December 31,	December 31,
Operating segment	2021	2020
Banco de Bogotá	1,170,381	1,086,633
BHI	2,088,290	2,106,225
Banco de Occidente	555,764	579,729
Banco Popular	255,252	212,080
Banco AV Villas	487,828	478,468
Total activated issued credit cards	4,557,515	4,463,135

Mortgages portfolio: In Colombia, Banco de Bogotá and Banco AV Villas are our main originators of loans to customers for the purchase of real estate secured by mortgages, while Banco de Occidente and Banco Popular are increasing their presence in this business. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, upon origination and all of our mortgage loans (excluding housing leases) have maturities of up to fifteen years. The weighted average maturity of the Colombian mortgage loan portfolio at December 31, 2021 was 179 months. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income in compliance with Colombian regulation.

At December 31, 2021, BHI’s mortgage loans had an average loan-to-value ratio of 56.3%. The weighted average maturity of our mortgage portfolio related to our Central American operations at December 31, 2021 was 254 months. BAC’s and MFH’s mortgage loan portfolios have no significant exposure to the higher risk sectors, such as vacation homes or second-home mortgages.

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

	At December 31, 2021
	Operating segments
	Banco de		Banco de	Banco	Banco			Grupo Aval
	Bogotá	BHI	Occidente	Popular	AV Villas	Porvenir	Corficolombiana	consolidated(1)

	(in Ps billions)
Checking accounts	15,952.6	33,104.6	7,732.3	1,127.2	1,545.3	—	—	59,225.8
Savings accounts	31,187.7	19,898.8	19,385.3	12,200.5	8,855.4	—	611.6	89,097.1
Time deposits	29,212.1	33,933.4	9,169.5	7,524.4	2,998.4	—	4,626.7	85,530.2
Other deposits	100.4	343.9	53.1	16.6	9.7	1.0	92.6	617.2
Customer deposits	76,452.9	87,280.7	36,340.3	20,868.6	13,408.9	1.0	5,330.9	234,470.4
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

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

During 2021, we continued optimizing our footprint by either closing, relocating or adapting branches to increase the effectiveness of our distribution network. The following table presents our total full-service branches in Colombia and Central America, at December 31, 2021 and 2020.

			Change, December 31, 2021 vs.
	At December 31,		December 31, 2020
	2021	2020	#	%
Banco de Bogotá	517	572	(55)	(9.6)
Banco de Occidente	183	194	(11)	(5.7)
Banco Popular	188	200	(12)	(6.0)
Banco AV Villas	285	292	(7)	(2.4)
Colombia	1,173	1,258	(85)	(6.8)
Costa Rica	40	42	(2)	(4.8)
Panamá(1)	51	53	(2)	(3.8)
Guatemala	97	99	(2)	(2.0)
Honduras	60	61	(1)	(1.6)
El Salvador	36	36	—	—
Nicaragua	40	40	—	—
Central America	324	331	(7)	(2.1)
Full-service branches	1,497	1,589	(92)	(5.8)
Other branch formats in Central America(2)	359	375	(16)	(4.3)
(1)	Aggregated figures for BAC and MFG. As a result of the spin-off of BHI, we will not consolidate BAC for future periods and the scope and scale of our consolidated Central American operations will be substantially reduced.
(2)	Includes on-site tellers, auto/drive branches, in-store branches, and digital branches.

We continued optimizing our ATM footprint by either closing, relocating or adapting ATMs to increase the effectiveness of our distribution network. The following table presents our total ATMs in Colombia and Central America, at December 31, 2021 and 2020.

			Change, December 31, 2021 vs.
	At December 31,		December 31, 2020
	2021	2020	#	%
Banco de Bogotá	1,694	1,749	(55)	(3.1)
Banco de Occidente	267	280	(13)	(4.6)
Banco Popular	756	784	(28)	(3.6)
Banco AV Villas	555	570	(15)	(2.6)
Colombia	3,272	3,383	(111)	(3.3)
Costa Rica	519	542	(23)	(4.2)
Panamá(1)	288	302	(14)	(4.6)
Guatemala	298	264	34	12.9
Honduras	478	469	9	1.9
El Salvador	274	296	(22)	(7.4)
Nicaragua	313	306	7	2.3
Central America	2,170	2,179	(9)	(0.4)
ATMs	5,442	5,562	(120)	(2.2)
(1)	Aggregated figures for BAC and MFG. As a result of the spin-off of BHI, we will not consolidate BAC for future periods and the scope and scale of our consolidated Central American operations will be substantially reduced.

The following table presents our other points of service in Colombia and Central America, at December 31, 2021 and 2020.

			Change, December 31, 2021 vs.
	At December 31,		December 31, 2020
	2021	2020	#	%
Banco de Bogotá	12,295	10,624	1,671	15.7
Banco de Occidente	32,265	23,359	8,906	38.1
Banco Popular	106	113	(7)	(6.2)
Banco AV Villas	2,210	2,153	57	2.6
Colombia	46,876	36,249	10,627	29.3
Costa Rica	2,811	2,541	270	10.6
Panamá(1)	536	495	41	8.3
Guatemala	1,318	1,127	191	16.9
Honduras	1,850	1,642	208	12.7
El Salvador	261	386	(125)	(32.4)
Nicaragua	2,793	2,794	(1)	(0.0)
Central America	9,569	8,985	584	6.5
Other points of service(2)	56,445	45,234	11,211	24.8
(1)	Aggregated figures for BAC and MFG. As a result of the spin-off of BHI, we will not consolidate BAC for future periods and the scope and scale of our consolidated Central American operations will be substantially reduced.
(2)	In Colombia, other points of service include banking correspondents (corresponsales bancarios) or “CBs” and payment collection centers (centros de pago). In Central America, other points of service include self-service kiosks and RapiBAC (banking correspondents).

In 2021, our transaction mix continued shifting toward digital channels. As such, successful monetary transactions through non-physical channels accounted for 37.7% of total transactions in 2021, 6.5% more than in 2020.

The following tables present volumes for successful monetary transactions processed through our distribution channels and their share of total transactions, in Colombia, Central America and the aggregate number for Grupo Aval, at the dates indicated.

			Change, December 31, 2021 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2020		December 31,
	2021	2020	#	%	2021	2020

	(in thousands)
Branches	67,451	67,836	(385)	(0.6)	16.6	16.6
ATMs	141,311	144,179	(2,868)	(2.0)	34.7	35.2
Banking correspondents and other	106,185	110,991	(4,806)	(4.3)	26.1	27.1
Online banking	60,181	66,252	(6,071)	(9.2)	14.8	16.2
Mobile banking	31,903	20,419	11,484	56.2	7.8	5.0
Automated telephone banking	112	185	(74)	(39.7)	0.0	0.0
Colombia	407,142	409,862	(2,719)	(0.7)	100.0	100.0

			Change, December 31, 2021 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2020		December 31,
	2021	2020	#	%	2021	2020

	(in thousands)
Branches	46,847	44,459	2,389	5.4	14.4	18.1
ATMs	73,055	64,287	8,768	13.6	22.4	26.2
Banking correspondents and other	22,212	19,219	2,993	15.6	6.8	7.8
Online banking	62,137	54,146	7,991	14.8	19.0	22.0
Mobile banking	121,934	63,564	58,370	91.8	37.4	25.9
Central America	326,185	245,674	80,511	32.8	100.0	100.0

			Change, December 31, 2021 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2020		December 31,
	2021	2020	#	%	2021	2020

	(in thousands)
Branches	114,298	112,295	2,004	1.8	15.6	17.1
ATMs	214,366	208,466	5,900	2.8	29.2	31.8
Banking correspondents and other	128,397	130,210	(1,813)	(1.4)	17.5	19.9
Online banking	122,317	120,398	1,920	1.6	16.7	18.4
Mobile banking	153,837	83,983	69,854	83.2	21.0	12.8
Automated telephone banking	112	185	(74)	(39.7)	0.0	0.0
Total	733,328	655,536	77,792	11.9	100.0	100.0

Merchant banking

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2021. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as trust services, among others. Corficolombiana had consolidated total assets and shareholders’ equity attributable to owners of the parent of Ps 46,988.9 billion and Ps 10,317.5 billion, respectively, at December 31, 2021. Net income attributable to owners of the parent was Ps 1,278.0 billion for the year ended December 31, 2020.

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

The following table provides information regarding Corficolombiana’s consolidated assets distributed by sectors at December 31, 2021.

	At December 31, 2021
			Financial
	Energy and		Services &
	Gas	Infrastructure	Others	Hospitality	Agribusiness	Total

	(in Ps billions)
Total assets(1)	14,876.5	20,895.4	9,590.4	828.0	798.6	46,988.9
As a percentage of total assets	31.7%	44.5%	20.4%	1.8%	1.7%	100.0%
(1)	Eliminations are assigned to each operating segment.

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

Investment banking and treasury businesses

Corficolombiana’s investment banking team provides advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions and project finance. Corficolombiana has led the participation of private sector companies in infrastructure projects. In 2021, Corficolombiana’s investment bank helped raise financing and coordinate projects totaling Ps 8.8 billion. Some of its clients were related parties.

Corficolombiana is a relevant participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency-denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2021, Corficolombiana had consolidated total fixed income assets of Ps 4,590.0 billion.

Pension and severance fund management

Porvenir is controlled by and consolidated under Grupo Aval. Porvenir is the leading private pension and severance fund management business in Colombia, based on assets under management, with a 43.4% market share of assets under management at December 31, 2021. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Through Aportes en Línea, Porvenir manages social security related information systems designed to provide employees with efficient payment solutions.

For the year ended December 31, 2021, 59.8% of Porvenir’s revenues were derived from mandatory pension funds, 16.6% from severance funds, 7.1% from voluntary pension funds and 0.3% from third-party sponsored pension liability funds. Porvenir derived the remaining 16.2% of its revenues from a combination of the profitability of its own investment portfolio, stabilization reserves and other income.

The following table presents a breakdown of Porvenir’s assets under management at the dates indicated.

			Change, December 31, 2021 vs.
	At December 31,		December 31, 2020
	2021	2020	#	%

	(in Ps billions)
Mandatory pension funds	160,419.8	140,114.9	20,304.9	14.5
Severance funds	7,680.2	7,052.6	627.6	8.9
Voluntary pension funds	5,207.9	5,121.8	86.0	1.7
Third-party sponsored pension funds	21,500.6	22,793.5	(1,292.9)	(5.7)
Total assets under management	194,808.4	175,082.9	19,725.6	11.3

The following table presents a breakdown of Porvenir’s clients at the dates indicated.

			Change, December 31, 2021 vs.
	At December 31,		December 31, 2020
	2021	2020	#	%

	(in thousands)
Mandatory pension funds	10,729.6	10,077.8	651.8	6.5
Severance funds	4,852.2	4,683.7	168.5	3.6
Voluntary pension funds	197.0	187.7	9.4	5.0
Total clients	15,778.9	14,949.2	829.7	5.6

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 57.6% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 15.7% and 18.0% of its total revenues for the years ended December 31, 2021 and December 31, 2020, respectively.

Distribution channels

Porvenir attracts new individual customers mainly through its direct sales force (1,221 individuals) with direct report to five regional sales managers located in Bogotá, Antioquia, the Southern Region, the Eastern Region and the Northern Region. At December 31, 2021, Porvenir had 54 offices, 5 service modules, 64 electronic service centers and 8 business service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Competition

Commercial banking

We are one of the largest financial banking groups in Colombia. Recently, we have outperformed one or more of our principal competitors under key operational metrics, such as ROAA, ROAE, and the ratio of loans classified as past due more than 30 days over gross loans. We believe that these results have been achieved due to our banks’ historically strong franchises, results-oriented philosophy and their disciplined risk management approach; all of which has been supported by our multi-brand business model.

The following market share and other data comparing us and our banking subsidiaries to our competitors is based on information derived from separate financial information reported to the Superintendency of Finance by commercial banks based on Colombian IFRS. Our main competitors in Colombia are Bancolombia, Davivienda and BBVA Colombia, which are the three leading banking groups following Grupo Aval. Average balances are calculated using the 13 end-of-month average balances between December 2021 and December 2020. Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.

The following table shows ROAA, ROAE, efficiency ratio and Colombian market share information of our Colombian banking subsidiaries, our aggregate operation and our principal competitors in accordance with Colombian IFRS on a separate basis.

	At and for the Year ended December 31, 2021
	Grupo Aval entities
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA
	Bogotá(1)	Occidente	Popular	Villas	Aggregate (1)(2)	Bancolombia	Davivienda	Colombia

	(in percentages)
ROAA(3)	4.0	1.1	1.2	1.0	2.7	2.2	1.1	1.3
ROAE(4)	19.5	10.8	11.4	9.8	17.0	15.1	9.7	17.1
Efficiency ratio(5)	29.0	49.3	65.0	65.7	40.8	45.7	45.2	44.4
Market share in Colombia:
Net income	31.5	3.5	2.4	1.2	38.6	29.8	8.4	6.4
Deposits	11.6	6.1	3.9	2.5	24.2	25.9	14.2	11.0
Gross loans	11.8	6.2	4.1	2.3	24.4	26.7	16.5	10.5
Assets	13.3	5.8	3.6	2.1	24.8	25.6	14.4	9.7
Branches	10.3	3.6	3.7	5.7	23.3	12.3	10.0	8.2
ATMs	10.6	1.7	4.7	3.5	20.4	31.2	13.4	8.8

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

Lending activities

At December 31, 2021, we had the second largest market share of gross loans in Colombia, with a 24.4% market share. We have a strong presence in commercial loans and in consumer loans (particularly in payroll loans, in which we had a 44.7% market share at December 31, 2021). Our banks have increased their market share in mortgages since we actively re-entered this product in 2010, reaching a 13.7% market share in 2021 from 10.8% in 2015.

The following table presents a breakdown of the market share of our gross loans and that of our competitors by category at December 31, 2021.

	At December 31, 2021
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Commercial loans	26.9	33.8	13.9	7.8	17.6
Consumer loans	27.3	19.9	16.2	12.9	23.7
Microcredit loans	2.0	4.6	0.0	0.0	93.4
Mortgages loans	13.7	19.8	29.2	16.4	21.0
Gross loans	24.4	26.7	16.5	10.5	21.9

Source: Company calculations based on separate information published by the Superintendency of Finance.

Loan Portfolio Quality

We believe that the credit quality of our gross loans compares favorably against our principal competitors. The following table presents credit quality metrics for our gross loans and that of our competitors at the dates indicated.

	Loans past due more	Loans rated	Gross provision	Net provision	Allowance / loans
	than 30 days / gross	C, D, E	expense / average	expense / average	past due more
	loans	/ gross loans(1)	gross loans(2)	gross loans(3)	than 30 days

Colombian IFRS	For the year ended December 31, 2021
	(in percentages)
Banco de Bogotá	4.3	8.1	2.4	2.0	159.5
Banco de Occidente	3.7	7.0	3.1	2.6	171.6
Banco Popular	2.7	3.8	1.1	0.9	195.4
Banco AV Villas	3.4	3.7	1.9	1.4	148.0
Grupo Aval aggregate	3.8	6.7	2.3	1.9	165.8

Bancolombia	4.3	6.7	1.8	1.5	175.6
Davivienda	5.1	6.5	3.6	3.1	112.7
BBVA Colombia	3.5	5.8	2.0	1.6	170.0
Rest of the Colombian market	4.5	6.5	2.1	1.7	134.7

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	For further information about loan classification categories, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
(2)	Gross provision expense is defined as provision expenses net of provision recoveries.
(3)	Net provision expense is defined as gross provision expense minus recoveries of charged-off loans.

Deposits

At December 31, 2021, we had the second largest market share of total deposits in Colombia, with a market share of 24.2%. At the same date our principal competitors—Bancolombia, Davivienda and BBVA Colombia—had market shares of 25.9%, 14.2% and 11.0%, respectively.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2021.

	At December 31, 2021
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Checking accounts	28.4	30.3	11.8	11.0	18.5
Savings accounts	23.6	28.3	15.2	10.4	22.6
Time deposits	24.9	18.9	14.2	12.9	29.0
Other deposits(1)	1.3	18.7	8.0	5.6	66.3
Total deposits	24.2	25.9	14.2	11.0	24.7

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	Other deposits for the rest of the Colombian market include judicial deposits, mainly in Banco Agrario.

At December 31, 2021, deposits represented a larger share of our total funding than that of most of our principal competitor banks, and we had a higher concentration of checking accounts. The table below presents the total funding mix across the Colombian market at December 31, 2021.

	At December 31, 2021
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Funding:
Deposits	79.2	83.5	75.4	86.4	72.1
Other funding(1)	20.8	16.5	24.6	13.6	27.9
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	18.8	18.7	13.3	15.9	12.0
Savings accounts	54.0	60.5	59.1	52.1	50.7
Time deposits	27.1	19.1	26.3	30.8	30.9
Other deposits	0.1	1.7	1.3	1.2	6.4
Total deposits	100.0	100.0	100.0	100.0	100.0
Average rate paid on funding:
Average rate paid on deposits	1.6	1.3	1.7	2.4	1.9
Average rate paid on other funding(1)	3.6	4.3	4.6	3.7	3.0
Average rate paid on total funding	2.0	1.9	2.4	2.6	2.2

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Other funding includes interbank borrowings and overnight funds, borrowings from banks, bonds issued and borrowings from development entities.

Distribution channels

Through our banking subsidiaries, we have the largest branch network in Colombia, with 1,173 branches and 3,272 ATMs at December 31, 2021. The following table presents the distribution of branches and ATMs across the market at December 31, 2021.

	At December 31, 2021
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate	1,173	23.3%	3,272	20.4%
Bancolombia	620	12.3%	4,999	31.2%
Davivienda	504	10.0%	2,140	13.4%
BBVA Colombia	414	8.2%	1,413	8.8%
Rest of the Colombian market	2,315	46.1%	4,185	26.1%

Source: Company calculations based on separate information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries. ATMs for the Rest of the Colombian market include “Servibanca”, an ATM network.

In Central America, our principal competitors, prior to the spin-off of BHI, were Bancolombia, Banco General, Banco Industrial and Banco Promerica. The following market share comparing us to our competitors is based on information derived from separate financial information reported by banks to the Superintendencies of Finance in the six countries where we operate in Central America.

	At December 31, 2021
	Grupo Aval	Bancolombia
	Central	Central	Banco	Banco	Banco
	America	America	General	Industrial	Promerica

	(in percentages)
Central American market share:
Loans, net	13.2	9.3	6.8	7.3	4.0
Assets	11.7	7.6	6.7	7.9	3.8
Deposits	12.5	7.8	6.7	7.2	3.9
Liabilities	11.8	7.6	6.2	8.0	3.8
Total equity	10.7	8.1	10.7	6.7	3.2
Net income	15.4	7.9	14.0	12.2	2.9

Source: Calculated based on consolidated data aggregated from the local superintendencies of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá. Loans, net exclude interbank and overnight funds.

(1)	Grupo Aval Central America is based on the aggregated consolidated financial information for BAC and MFG, net of purchase price allocation and eliminations. As a result of the spin-off of BHI, we will not consolidate BAC for future periods and the scope and scale of our consolidated Central American operations will be substantially reduced.

The table below presents our market share of loans, net and deposits in each of our main markets in Central America at December 31, 2021.

	At December 31, 2021
	Loans, net	Deposits
Costa Rica(1)	17.4	16.3
Panamá(2)	10.9	10.8
Guatemala	12.0	8.6
Honduras	14.5	16.8
El Salvador	15.1	14.6
Nicaragua	24.3	25.3

Source: Superintendency of banks of each country and company calculations. Percentage of total loans and deposits is based on banking operations in each country, as reported to the local financial regulator, which excludes certain credit card data and offshore operations.

(1)	Percentage calculation for Costa Rica includes state-owned banks (Banco Nacional de Costa Rica, Banco de Costa Rica and Banco Popular), which jointly had a 54.6% and 57.7% market share of loans, net and deposits at December 31, 2021, respectively.
(2)	Market share calculations in Panamá reflect the aggregated separate financial information for BAC and MFG.

Merchant banking

Corficolombiana was the largest merchant bank (corporación financiera) in Colombia in terms of assets and equity at December 31, 2021. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. Corficolombiana also faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities, equity and net income at and for the year ended December 31, 2021.

Colombian IFRS	Assets	Liabilities	Equity	Net income

	(in percentages)
Corficolombiana	86.1	95.9	77.3	89.2
Banca de Inversión Bancolombia S.A.	8.0	0.5	14.7	9.3
BNP Paribas Colombia Corporación Financiera S.A.	2.0	3.0	1.1	0.2
Corporación Financiera GNB Sudameris S.A.	3.0	0.5	5.3	0.5
Corporación Financiera Davivienda S.A.	0.9	0.2	1.6	0.8

Source: Information published by the Superintendency of Finance.

Pension and severance fund management

Porvenir is the leading private pension fund manager in Colombia in terms of assets under management and has the largest share of earnings in the private pension and severance fund management market in Colombia. Porvenir’s principal private competitors are other pension fund managers, including Protección, Colfondos and Skandia. Based on separate data prepared under Colombian IFRS, at December 31, 2021, Porvenir was the most efficient pension and severance fund manager in Colombia, with an efficiency ratio of 42.8%.

The following table presents the market shares of the main market participants in the private pension and severance fund management business with respect to assets under management and individual customers at December 31, 2021, as well as net income for the year ended December 31, 2021.

	At and for the year ended December 31, 2021
	Porvenir	Protección	Colfondos	Skandia

	(in percentages)
Individual customers to pension funds:
Mandatory	59.8	29.2	10.2	0.7
Severance	54.9	34.4	10.1	0.7
Voluntary	23.7	58.4	6.9	11.0
Total	57.1	31.7	10.1	1.0
Assets under management:
Mandatory	44.8	35.9	13.4	5.8
Severance	47.5	39.4	10.5	2.6
Voluntary	20.2	43.3	7.4	29.0
Total	43.4	36.6	12.9	7.2
Net income:	56.0	26.7	8.4	8.8

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

Selected statistical data

The following tables present select statistical information in accordance with subpart 1400 of Regulation S-K (previously, certain similar information was provided under SEC Industry Guide 3).

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements included in this annual report as well as “Operating and financial review and prospects”. The selected statistical data of Grupo Aval at December 31, 2021, 2020 and 2019 and for the years ended December 31, 2021, 2020 and 2019, as applicable, have been derived from our audited consolidated financial statements prepared in accordance with IFRS that are included in this annual report. We believe that the average data set forth herein accurately reflects in all material aspects our financial condition and results of operation at the date and for the periods specified.

Distribution of assets, liabilities and equity, interest rates and interest differential

●	average statement of financial position for 2021, 2020 and 2019 have been calculated as follows: the average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year.

Average Statement of Financial Position

For the years ended December 31, 2021, 2020 and 2019, the following table presents:

●	average balances for 2021, 2020 and 2019 calculated using the average of balances for our assets and liabilities (based on a five period average) according with above paragraph;
●	interest income earned on assets and interest paid on liabilities; and
●	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning
	assets for the years ended December 31,
	2021			2020			2019
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	balance	earned	yield	balance	earned	yield	balance	earned	yield

	(in Ps billions, except percentages)
ASSETS
Interest-earning assets
Fixed Income Investments
Domestic	23,565.2	894.7	3.8%	19,350.9	713.1	3.7%	16,579.4	727.1	4.4%
Foreign	16,182.0	637.0	3.9%	11,264.2	562.7	5.0%	6,674.6	334.4	5.0%
Total	39,747.2	1,531.8	3.9%	30,615.1	1,275.8	4.2%	23,254.0	1,061.6	4.6%
Interbank and overnight funds (1)
Domestic	1,705.3	137.5	8.1%	1,626.7	164.5	10.1%	2,734.0	364.5	13.3%
Foreign	1,510.1	32.1	2.1%	1,731.6	62.8	3.6%	1,880.3	155.0	8.2%
Total	3,215.4	169.6	5.3%	3,358.3	227.3	6.8%	4,614.3	519.6	11.3%
Loans - Client portfolio
Domestic	135,171.4	11,525.8	8.5%	130,257.2	11,782.1	9.0%	119,841.4	12,156.6	10.1%
Foreign	79,319.2	6,420.4	8.1%	69,973.2	6,937.7	9.9%	53,560.0	5,815.0	10.9%
Total	214,490.6	17,946.1	8.4%	200,230.4	18,719.7	9.3%	173,401.5	17,971.6	10.4%
Loans (2)
Domestic	136,876.7	11,663.2	8.5%	131,883.9	11,946.6	9.1%	122,575.4	12,521.1	10.2%
Foreign	80,829.3	6,452.5	8.0%	71,704.8	7,000.4	9.8%	55,440.4	5,970.1	10.8%
Total	217,706.0	18,115.7	8.3%	203,588.7	18,947.0	9.3%	178,015.8	18,491.2	10.4%

	Average statement of financial position and income from interest-earning and non-interest-earning
	assets for the years ended December 31,
	2021			2020			2019
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	balance	earned	yield	balance	earned	yield	balance	earned	yield
	(in Ps billions, except percentages)
Total interest-earning assets
Domestic	160,441.9	12,558.0	7.8%	151,234.8	12,659.7	8.4%	139,154.8	13,248.2	9.5%
Foreign	97,011.3	7,089.5	7.3%	82,969.0	7,563.1	9.1%	62,114.9	6,304.5	10.1%
Total interest-earning assets	257,453.2	19,647.5	7.6%	234,203.8	20,222.8	8.6%	201,269.8	19,552.7	9.7%
Total non-interest-earning assets	87,080.5	—	—	83,593.1	—	—	65,789.1	—	—
Total interest-earning and non interest-earning assets
Domestic	220,725.1	12,558.0	5.7%	209,745.8	12,659.7	6.0%	186,776.1	13,248.2	7.1%
Foreign	123,808.6	7,089.5	5.7%	108,051.2	7,563.1	7.0%	80,282.7	6,304.5	7.9%
Total assets	344,533.7	19,647.5	5.7%	317,797.0	20,222.8	6.4%	267,058.8	19,552.7	7.3%

(1)  Reflects operations involving common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

(2)   Includes loans and interbank and overnight funds

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities and
	equity for the years ended December 31,
	2021			2020			2019
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate

	(in Ps billions, except percentages)
LIABILITIES AND EQUITY
Interest-bearing liabilities
Interest-bearing checking accounts
Domestic	7,384.8	60.7	0.8%	8,426.6	104.2	1.2%	8,818.4	279.5	3.2%
Foreign	25,341.8	200.6	0.8%	20,512.9	223.9	1.1%	14,546.6	134.4	0.9%
Total	32,726.6	261.3	0.8%	28,939.5	328.1	1.1%	23,364.9	413.9	1.8%
Savings accounts
Total domestic	63,918.1	872.8	1.4%	56,078.0	1,281.8	2.3%	47,039.3	1,362.0	2.9%
Foreign	18,616.3	194.0	1.0%	14,693.4	185.9	1.3%	10,257.0	141.3	1.4%
Total	82,534.4	1,066.8	1.3%	70,771.4	1,467.6	2.1%	57,296.3	1,503.3	2.6%
Time deposits
Total domestic	45,427.9	1,626.6	3.6%	47,907.0	2,013.3	4.2%	46,599.2	2,291.9	4.9%
Foreign	39,685.8	1,442.2	3.6%	34,625.3	1,650.1	4.8%	24,659.4	1,303.7	5.3%
Total	85,113.7	3,068.7	3.6%	82,532.3	3,663.4	4.4%	71,258.5	3,595.6	5.0%
Total interest bearing deposits
Total domestic	116,730.8	2,560.1	2.2%	112,411.6	3,399.3	3.0%	102,456.9	3,933.4	3.8%
Foreign	83,643.9	1,836.8	2.2%	69,831.5	2,059.9	2.9%	49,462.9	1,579.4	3.2%
Total	200,374.7	4,396.8	2.2%	182,243.1	5,459.1	3.0%	151,919.8	5,512.8	3.6%
Interbank and overnight funds (1)
Total domestic	9,918.5	161.9	1.6%	8,197.3	283.1	3.5%	7,009.4	372.8	5.3%
Foreign	482.6	23.9	5.0%	514.2	0.9	0.2%	888.9	8.1	0.9%
Total	10,401.1	185.8	1.8%	8,711.4	284.0	3.3%	7,898.2	380.9	4.8%
Borrowings from banks and other
Total domestic	14,866.1	721.4	4.9%	15,899.6	563.8	3.5%	14,669.1	650.3	4.4%
Foreign	10,323.4	—	—%	11,078.6	423.8	3.8%	9,846.4	502.8	5.1%
Total	25,189.5	721.4	2.9%	26,978.2	987.6	3.7%	24,515.5	1,153.1	4.7%
Long-term debt
Total domestic	25,760.1	1,351.7	5.2%	24,035.2	1,283.1	5.3%	19,655.0	1,154.3	5.9%
Foreign	4,303.6	263.0	6.1%	3,305.5	248.5	7.5%	1,065.2	66.1	6.2%
Total	30,063.7	1,614.7	5.4%	27,340.7	1,531.6	5.6%	20,720.2	1,220.4	5.9%
Total interest-bearing liabilities
Total domestic	167,275.6	4,795.0	2.9%	160,543.7	5,529.2	3.4%	143,790.3	6,110.8	4.2%
Foreign	98,753.5	2,123.7	2.2%	84,729.8	2,733.1	3.2%	61,263.3	2,156.4	3.5%
Total interest-bearing liabilities	266,029.1	6,918.7	2.6%	245,273.4	8,262.3	3.4%	205,053.7	8,267.2	4.0%
Total non-interest-bearing liabilities and equity	78,504.6	—	—	72,523.5	—	—	62,005.1	—	—
Total liabilities and equity	344,533.7	6,918.7	2.0%	317,797.0	8,262.3	2.6%	267,058.8	8,267.2	3.1%

(1)  Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense

The following tables allocate by currency of denomination, the changes in our interest income (interest-earning assets) and interest expense (interest-bearing liabilities) between the changes in average volume and changes in average yield (interest-earning assets) and average rates (interest-bearing liabilities) for the year ended December 31, 2021 compared to the year ended December 31, 2020 and the year ended December 31, 2020 compared to the year ended December 31, 2019. Volume and rate variances have been calculated based on variances in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing funding as follows: (a) changes in volume (change in volume times new rate) and (b) changes in rates (change in rate times old volume). Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. You should read the following tables and the footnotes thereto in conjunction to our observations noted in “—Average statement of financial position”.

	2021 - 2020			2020 - 2019
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change

	(in Ps billions, except percentages)
Interest-earning assets:
Fixed Income Investments
Domestic	160.0	21.6	181.6	102.1	(116.2)	(164.5)
Foreign	193.6	(119.2)	74.4	229.3	(1.0)	228.2
Total	351.9	(95.9)	256.0	306.7	(92.6)	(1,061.6)
Interbank and overnight funds (1)
Domestic	6.3	(33.4)	(27.0)	(112.0)	(88.1)	(200.0)
Foreign	(4.7)	(25.9)	(30.7)	(5.4)	(86.9)	(92.2)
Total	(7.5)	(50.1)	(57.7)	(85.0)	(207.3)	(519.6)
Loans - Client portfolio
Domestic	419.0	(675.3)	(256.3)	942.1	(1,316.6)	(374.5)
Foreign	756.5	(1,273.8)	(517.3)	1,627.3	(504.7)	1,122.6
Total	1,193.1	(1,966.8)	(773.6)	2,508.3	(1,760.1)	(17,971.6)
Sum interest-earnings assets
Domestic	585.4	(687.1)	(101.7)	932.3	(1,520.8)	(739.0)
Foreign	945.4	(1,419.0)	(473.6)	1,851.2	(592.6)	1,258.6
Total interest-earnings assets	1,537.5	(2,112.8)	(575.3)	2,730.0	(2,059.9)	(19,552.7)
Interest-bearing liabilities
Checking accounts
Domestic	(8.6)	(34.9)	(43.5)	(4.8)	(170.5)	89.5
Foreign	38.2	(61.6)	(23.4)	65.1	24.4	(85.8)
Total	30.2	(97.1)	(66.9)	63.2	(149.0)	—
Saving accounts
Domestic	107.1	(516.0)	(409.0)	206.6	(286.8)	(80.2)
Foreign	40.9	(32.7)	8.2	56.1	(11.6)	44.6
Total	152.0	(552.9)	(400.8)	279.4	(315.1)	(35.6)
Time deposits
Domestic	(88.8)	(298.0)	(386.7)	55.0	(333.6)	(278.6)
Foreign	183.9	(391.8)	(207.9)	474.9	(128.6)	346.4
Total	93.1	(687.7)	(594.6)	500.4	(432.7)	67.7
Interbank and overnight funds (1)
Domestic	28.1	(149.3)	(121.2)	41.0	(130.7)	(89.7)
Foreign	(1.6)	24.6	23.0	(0.7)	(6.5)	(7.2)
Total	30.2	(128.4)	(98.2)	26.5	(123.4)	(96.9)
Borrowings from banks and other
Domestic	(50.2)	207.7	157.6	43.6	(130.1)	(86.5)
Foreign	—	(423.8)	(423.8)	47.1	(126.1)	(79.0)
Total	(51.2)	(215.0)	(266.2)	90.2	(255.6)	(165.5)
Long-term debt
Domestic	90.5	(21.9)	68.6	233.8	(105.1)	128.7
Foreign	61.0	(46.5)	14.5	168.4	14.0	182.4
Total	146.2	(63.1)	83.1	370.9	(59.7)	311.1
Total interest-bearing liabilities
Domestic	193.0	(927.1)	(734.2)	577.0	(1,158.6)	(581.6)
Foreign	301.6	(911.0)	(609.4)	756.9	(180.3)	576.7
Total interest-bearing liabilities	539.8	(1,883.4)	(1,343.6)	1,354.8	(1,359.8)	(5.0)

(1)  Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the years ended December 31, 2021, 2020 and 2019.

	For the years ended December 31,
	2021	2020	2019

	(in Ps billions, except percentages)
Interbank and overnight funds
Domestic	1,705.3	1,626.7	2,734.0
Foreign	1,510.1	1,731.6	1,880.3
Total	3,215.4	3,358.3	4,614.3
Loans - Client portfolio
Domestic	135,171.4	130,257.2	119,841.4
Foreign	79,319.2	69,973.2	53,560.0
Total	214,490.6	200,230.4	173,401.5
Fixed Income Investments
Domestic	23,565.2	19,350.9	16,579.4
Foreign	16,182.0	11,264.2	6,674.6
Total	39,747.2	30,615.1	23,254.0
Total average interest-earning assets
Domestic	160,441.9	151,234.8	139,154.8
Foreign	97,011.3	82,969.0	62,114.9
Total	257,453.2	234,203.8	201,269.8
Gross interest earned
Domestic	12,558.0	12,659.7	13,248.2
Foreign	7,089.5	7,563.1	6,304.5
Total	19,647.5	20,222.8	19,552.7
Net interest income (1)
Domestic	7,763.0	7,130.5	7,137.4
Foreign	4,965.9	4,830.0	4,148.1
Total	12,728.9	11,960.5	11,285.5
Average yield on interest-earning assets
Total Domestic	7.8%	8.4%	9.5%
Foreign	7.3%	9.1%	10.1%
Total	7.6%	8.6%	9.7%
Net interest margin (2)
Total Domestic	4.8%	4.7%	5.1%
Foreign	5.1%	5.8%	6.7%
Total	4.9%	5.1%	5.6%
Interest spread on loans - Client portfolio (3)
Total Domestic	6.3%	6.0%	6.3%
Foreign	5.9%	7.0%	7.7%
Total	6.2%	6.4%	6.7%
Interest spread on total interest-earning assets (4)
Total Domestic	5.0%	4.9%	5.3%
Foreign	5.2%	5.9%	6.6%
Total	5.0%	5.3%	5.7%
(1)	Net interest income is calculated as interest income less interest paid and includes accrued interest on interbank and overnight funds.
(2)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, determined based on quarterly ending balances during the applicable period.
(3)	Interest spread on loans is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing deposits.
(4)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

The following tables summarizes the weighted average yield for each range of maturities by category of debt securities at fair value through OCI and at amortized cost as of December 31, 2021.

	At December 31, 2021
Investments in debt securities at fair value through OCI	In one year or less	After one year through five years	After five years through ten years	After ten years	Total
	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	3.5%	6.4%	7.1%	7.5%	6.3%
Securities issued or secured by Colombian government entities	—%	6.9%	9.6%	—%	7.9%
Securities issued or secured by other financial entities	4.9%	6.1%	8.7%	9.8%	5.6%
Other securities	4.0%	4.8%	9.0%	—%	7.5%
Total weighted average yield, peso-denominated	3.9%	6.4%	7.3%	7.6%	6.4%

Foreign currency-denominated
Securities issued or secured by the Colombian government	—%	1.9%	3.3%	4.5%	2.4%
Securities issued or secured by foreign Central Banks	2.7%	2.7%	3.3%	—%	2.8%
Securities issued or secured by Colombian government entities	—%	2.0%	5.2%	—%	2.6%
US government and agencies	0.1%	1.0%	1.3%	1.9%	1.2%
Non-US governments and agencies	4.3%	3.5%	4.7%	4.9%	4.1%
Securities issued or secured by other financial entities	2.1%	2.3%	3.0%	—%	2.4%
Other securities	1.6%	2.6%	4.8%	5.8%	4.0%
Total weighted average yield, foreign currency-denominated	3.0%	2.8%	4.2%	4.4%	3.3%
Total Average Yield debt securities at fair value through OCI, net	3.3%	4.6%	5.2%	5.6%	4.6%

(1)  The weighted-average yield is computed using the internal rate of return, or “IRR”, at December 31, 2021.

	At December 31, 2021
Investments in debt securities at amortized cost	In one year or less	After one year through five years	After five years through ten years	After ten years	Total
	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	3.4%	4.2%	—%	—%	3.4%
Securities issued or secured by Colombian government entities	2.5%	—%	—%	—%	2.5%
Other securities	—%	—%	6.6%	—%	6.6%
Total weighted average yield, peso-denominated	2.7%	4.2%	6.6%	—%	2.8%

Foreign currency-denominated
Securities issued or secured by other financial entities	2.8%	6.1%	5.8%	—%	4.9%
Other securities	7.3%	4.2%	5.6%	7.8%	6.0%
Total weighted average yield, foreign currency-denominated	4.8%	5.2%	5.6%	7.8%	5.3%
Total Average Yield debt securities at amortized cost, net	2.8%	5.0%	5.9%	7.8%	3.0%

(1)  The weighted-average yield is computed using the internal rate of return, or “IRR”, at December 31, 2021.

Loan portfolio

Maturity Profile of the Loan Portfolio

The following table presents the maturities of our loan portfolio at December 31, 2021.

	At December 31, 2021
		After one	After five
	In one	year through	years through	After
	year or less	five years	15 years	15 years	Total

	(in Ps billions)
Domestic
Commercial
General purpose loans	27,752.8	25,381.4	6,281.6	8.1	59,424.0
Loans funded by development banks	847.5	1,720.4	630.6	—	3,198.6
Working capital loans	6,038.0	1,086.3	38.2	0.1	7,162.6
Credit cards	183.0	105.9	1.5	—	290.4
Overdrafts	155.4	—	—	—	155.4
Leases	2,538.0	5,633.9	1,883.2	14.7	10,069.8
Interbank and overnight funds	1,707.5	—	—	—	1,707.5
Total commercial	39,222.4	33,928.0	8,835.1	22.9	82,008.3
Consumer
Credit cards	2,740.5	2,800.2	168.9	—	5,709.6
Personal loans	2,451.5	6,252.5	691.8	3.8	9,399.6
Payroll loans	1,489.2	7,305.2	20,023.6	1.3	28,819.3
Automobile and vehicle loans	794.3	2,179.2	377.7	0.1	3,351.2
Overdrafts	22.6	—	—	—	22.6
General purpose loans	93.4	72.0	3.3	—	168.7
Leases	7.0	10.1	0.2	—	17.3
Total consumer	7,598.6	18,619.2	21,265.5	5.1	47,488.4
Mortgages
Mortgages	455.5	1,440.4	6,103.2	1,626.4	9,625.5
Leases	149.4	437.1	1,028.0	447.2	2,061.7
Total Mortgages	605.0	1,877.4	7,131.1	2,073.6	11,687.2
Microcredit	188.7	124.9	4.1	0.0	317.7
Total domestic portfolio	47,614.7	54,549.4	37,235.9	2,101.7	141,501.6
Foreign
Commercial
General purpose loans	4,030.5	9,090.2	13,775.8	1,163.4	28,059.9
Working capital loans	9,421.2	2,600.7	224.3	1.5	12,247.7
Overdrafts	371.7	8.8	—	—	380.5
Leases	52.9	706.7	279.3	—	1,038.9
Interbank and overnight funds	1,510.9	—	—	—	1,510.9
Total commercial	15,387.2	12,406.4	14,279.4	1,164.9	43,237.9
Consumer
Credit cards	12,737.5	557.6	885.6	1.5	14,182.2
Personal loans	94.9	705.1	1,130.5	1,026.1	2,956.6
Payroll loans	147.9	1,533.1	3,616.0	1,550.0	6,847.0
Automobile and vehicle loans	103.0	2,360.7	2,538.7	0.1	5,002.5
Overdrafts	66.6	1.1	—	—	67.8
Leases	5.7	170.2	168.7	—	344.7
Total consumer	13,155.6	5,327.9	8,339.6	2,577.7	29,400.7
Mortgages	11.1	234.8	2,746.5	14,440.7	17,433.2
Total foreign portfolio	28,553.9	17,969.1	25,365.5	18,183.3	90,071.8
Total loan portfolio	76,168.6	72,518.5	62,601.4	20,284.9	231,573.4

The following table presents our loan portfolio due after one year and within one year or less as of December 31, 2021, broken down between fixed and variable rates.

At December 31,
2021
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Peso-denominated	33,478.2
Foreign currency-denominated	15,322.8
Total	48,801.0
Fixed rate:
Peso-denominated	14,136.5
Foreign currency-denominated	13,231.1
Total	27,367.6
Total loans with maturity of one year or less	76,168.6

Loans with maturity of more than one year
Variable rate:
Peso-denominated	40,948.1
Foreign currency-denominated	59,442.3
Total	100,390.4
Fixed rate:
Peso-denominated	52,938.8
Foreign currency-denominated	2,075.6
Total	55,014.4
Total loans with maturity of more than one year	155,404.9
Total loan portfolio	231,573.4

Credit Ratios

The following table presents our credit ratios for the years indicated:

	At December 31,
	2021	2020	2019

	(in Ps billions, except percentages)

Domestic
Commercial (1)	1.3%	1.6%	2.4%
Net charge-off during the period	1,046.2	1,373.7	1,794.9
Average amount outstanding	80,959.6	88,408.3	73,327.3
Consumer	5.2%	3.4%	4.5%
Net charge-off during the period	2,348.6	1,495.9	1,681.8
Average amount outstanding	45,446.0	44,528.3	37,580.6
Microcredit	14.6%	13.3%	13.0%
Net charge-off during the period	49.9	51.7	53.8
Average amount outstanding	342.8	388.9	414.7
Mortgages	0.2%	0.1%	0.2%
Net charge-off during the period	25.4	9.6	15.6
Average amount outstanding	11,493.3	12,859.7	8,518.8
Total domestic	2.5%	2.0%	3.0%
Net charge-off during the period	3,470.1	2,930.9	3,546.0
Average amount outstanding	138,241.6	146,185.2	119,841.4
Foreign
Commercial (1)	0.7%	0.5%	0.5%
Net charge-off during the period	237.8	104.0	109.3
Average amount outstanding	35,327.2	23,103.5	22,892.4

	At December 31,
	2021	2020	2019
	(in Ps billions, except percentages)
Consumer	4.7%	4.4%	5.0%
Net charge-off during the period	1,192.7	886.3	999.2
Average amount outstanding	25,568.8	19,975.1	19,802.3
Mortgages	0.2%	0.7%	0.6%
Net charge-off during the period	34.9	75.8	62.2
Average amount outstanding	15,353.0	10,966.6	10,865.3
Total foreign	1.9%	2.0%	2.2%
Net charge-off during the period	1,465.4	1,066.1	1,171.7
Average amount outstanding	76,249.0	54,045.2	53,560.03
Total loans	2.3%	2.0%	2.7%
Net charge-off during the period	4,935.5	3,997.0	4,717.7
Average amount outstanding	214,490.6	200,230.4	173,401.5
(1)	Reflects charge-offs of commercial loans entered into with clients, in the ordinary course of our business charge-offs for interbank and overnight funds are not usual.

For a discussion of Grupo Aval’s net impairment loss on financial assets see “Item 5. Operating and Financial Review and Prospects—A. Operating Results”.

See “Note 4.1.5. Risk Management” to our audited consolidated financial statements for the breakdown of allowance for credit losses by each loan category.

Deposits

The following table presents our average interest-bearing and non-interest bearing deposits by category for the periods indicated:

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities
	for the years ended December 31,
	2021			2020			2019
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate

	(in Ps billions, except percentages)
LIABILITIES
Interest-bearing liabilities
Interest-bearing checking accounts
Domestic	7,384.8	60.7	0.8%	8,426.6	104.2	1.2%	8,818.4	279.5	3.2%
Foreign	25,341.8	200.6	0.8%	20,512.9	223.9	1.1%	14,546.6	134.4	0.9%
Total	32,726.6	261.3	0.8%	28,939.5	328.1	1.1%	23,364.9	413.9	1.8%
Savings accounts
Total domestic	63,918.1	872.8	1.4%	56,078.0	1,281.8	2.3%	47,039.3	1,362.0	2.9%
Foreign	18,616.3	194.0	1.0%	14,693.4	185.9	1.3%	10,257.0	141.3	1.4%
Total	82,534.4	1,066.8	1.3%	70,771.4	1,467.6	2.1%	57,296.3	1,503.3	2.6%
Time deposits
Total domestic	45,427.9	1,626.6	3.6%	47,907.0	2,013.3	4.2%	46,599.2	2,291.9	4.9%
Foreign	39,685.8	1,442.2	3.6%	34,625.3	1,650.1	4.8%	24,659.4	1,303.7	5.3%
Total	85,113.7	3,068.7	3.6%	82,532.3	3,663.4	4.4%	71,258.5	3,595.6	5.0%
Total interest bearing deposits
Total domestic	116,730.8	2,560.1	2.2%	112,411.6	3,399.3	3.0%	102,456.9	3,933.4	3.8%
Foreign	83,643.9	1,836.8	2.2%	69,831.5	2,059.9	2.9%	49,462.9	1,579.4	3.2%
Total	200,374.7	4,396.8	2.2%	182,243.1	5,459.1	3.0%	151,919.8	5,512.8	3.6%
Non-interest-bearing checking accounts
Domestic	17,356.9	—	—%	16,782.4	—	—%	13,192.7	—	—%
Foreign	5,564.9	—	—%	4,468.3	—	—%	3,019.1	—	—%
Total	22,921.8	—	—%	21,250.7	—	—%	16,211.8	—	—%
Others deposits
Total domestic	287.5	—	—%	262.1	—	—%	210.3	—	—%
Foreign	280.8	—	—%	221.7	—	—%	289.0	—	—%
Total	568.3	—	—%	483.8	—	—%	499.4	—	—%
Total non interest bearing deposits
Total domestic	17,644.3	—	—%	17,044.5	—	—%	13,403.1	—	—%
Foreign	5,845.7	—	—%	4,690.0	—	—%	3,308.1	—	—%
Total	23,490.1	—	—%	21,734.5	—	—%	16,711.2	—	—%

The following table presents the amount of uninsured deposits by geography:

	At December 31, 2021 (1)
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
Barbados…...............................	—	954.0	954.0
Colombia…...............................	106,674.1	6,492.3	113,166.3
Costa Rica…..............................	—	14,836.2	14,836.2
El Salvador….............................	—	5,933.1	5,933.1
Guatemala….............................	—	12,957.7	12,957.7
Honduras…...............................	—	9,969.7	9,969.7
Nicaragua…..............................	—	3,271.2	3,271.2
Panamá.....................................	—	43,099.2	43,099.2
Total(1).....................................	106,674.1	97,513.4	204,187.5

(1) Includes uninsured: checking accounts, saving accounts, time deposits and other deposits.

The following table presents a maturity profile of our uninsured time deposits by geography:

	Colombia
	At December 31, 2021
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	5,694.3	—	5,694.3
Over 3 through 6 months..............................	4,628.0	—	4,628.0
Over 6 through 12 months............................	7,093.3	—	7,093.3
Over 12 months...........................	15,656.4	—	15,656.4
Total....................................................	33,072.1	—	33,072.1

	Barbados
	At December 31, 2021
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	125.3	125.3
Over 3 through 6 months..............................	—	241.5	241.5
Over 6 through 12 months............................	—	232.3	232.3
Over 12 months...........................	—	41.7	41.7
Total....................................................	—	640.8	640.8

	Costa Rica
	At December 31, 2021
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	1,706.6	1,706.6
Over 3 through 6 months..............................	—	1,131.3	1,131.3
Over 6 through 12 months............................	—	1,314.6	1,314.6
Over 12 months...........................	—	1,685.2	1,685.2
Total....................................................	—	5,837.7	5,837.7

	El Salvador
	At December 31, 2021
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	962.8	962.8
Over 3 through 6 months..............................	—	437.5	437.5
Over 6 through 12 months............................	—	414.4	414.4
Over 12 months...........................	—	56.2	56.2
Total....................................................	—	1,871.0	1,871.0

	Guatemala
	At December 31, 2021
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	1,200.6	1,200.6
Over 3 through 6 months..............................	—	977.5	977.5
Over 6 through 12 months............................	—	1,835.2	1,835.2
Over 12 months...........................	—	143.2	143.2
Total....................................................	—	4,156.5	4,156.5

	Honduras
	At December 31, 2021
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	1,635.3	1,635.3
Over 3 through 6 months..............................	—	526.3	526.3
Over 6 through 12 months............................	—	260.4	260.4
Over 12 months...........................	—	145.2	145.2
Total....................................................	—	2,567.3	2,567.3

	Nicaragua
	At December 31, 2021
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	158.7	158.7
Over 3 through 6 months..............................	—	123.4	123.4
Over 6 through 12 months............................	—	152.5	152.5
Over 12 months...........................	—	80.3	80.3
Total....................................................	—	514.9	514.9

	Panamá
	At December 31, 2021
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	9,787.7	9,787.7
Over 3 through 6 months..............................	—	5,141.5	5,141.5
Over 6 through 12 months............................	—	7,162.1	7,162.1
Over 12 months...........................	—	11,061.2	11,061.2
Total....................................................	—	33,152.4	33,152.4

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

According to Decree 4172 of 2011, the “Unidad Administrativa Especial, Unidad de Proyección Normativa y Estudios de Regulación Financiera” (URF), an independent unit of the Ministry of Finance is responsible for preparing and drafting any new financial, monetary, credit, securities, foreign exchange and insurance regulation to be issued by the Colombian Government.

During 2021, the URF along with the Ministry of Finance issued 3 decrees: Decree 151 of 2021, which amends the regulation regarding information disclosure for securities issuers and that will be in force in 2023; Decree 270 of 2021 regarding a minimum profitability ratio methodology for severance funds; and Decree 1084 of 2021 regarding Insurance taken by financial entities on behalf of its debtors. None of this regulation seems to directly affect the profitability and business lines of our companies.

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

According to Decree 2555 of 2010 and External Circular 100 of 1995 (“Basic Accounting and Financial Circular”) as amended, and to facilitate the Superintendency of Finance’s supervision, financial institutions are required to consolidate the results of operations of all of their subsidiaries in order to present consolidated financial statements of the controlling entity and its subsidiaries, consolidated solvency ratios and capital adequacy requirements of the group.

The Superintendency of Finance may also conduct onsite inspections of Colombian financial institutions, financial holdings and even their subsidiaries located abroad, in the latter case, subject to the applicable laws of the subsidiary’s country of incorporation.

According to Article 2.17.2.4.2.1 of Decree 1068 of 2015, when granting authorizations relating to foreign investment transactions made by direct shareholders of Colombian financial institutions in foreign financial entities, the Superintendency of Finance must take into account the possibility of exercising comprehensive and consolidated supervision. In addition, according to Law 1328 of 2009 and Decree 2555 of 2010: (1) direct capital investments by Colombian financial institutions in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance, and (2) indirect capital investment (i.e., through a subsidiary) in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance if: (a) the initial investment equals or exceeds 10% of the investor’s paid-in capital, (b) additional investments equal or exceed 5% of the investor’s paid-in capital or (c) the financial regulatory authority of the country where the investment is to be made has not executed a memorandum of understanding with the Superintendency of Finance. Other indirect investments do not require the approval of the Superintendency of Finance but must be reported to such entity prior to the respective investment.

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

On 2021, 35 External Circulars (“CE”) were issued by the Superintendence of Finance, we highlight the followings: CE 04 of 2021 (Report forms of solvency margin, and individual debtor report – active credit operations);CE 09 of 2021 (Authorization regime for equity investments made by financial holdings); CE 012 of 2021 (An extension over the aforementioned Program to Support Debtors, finished in August 31, 2021); CE 017 of 2021 regarding Know Your Client procedures for LA/TF; 018 of 2021 (“Sistema Integral de Administración de Riesgos -SIAR-” which amends all the existing Risk Administration framework in order to unify them in a single system for Credit, Counterparty, Liquidity, Market, Operative, Collateral and Insurance Risks. This amendment will take force on July 2023.) CE 026 of 2021 regarding temporary liquidity supports to be provided by the Central Bank, among others.

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

Technical capital for the Aval Financial Conglomerate complied with the adequate capital required by regulation for each of the reported interim quarterly filings and at December 31, 2021. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

Capital Adequacy Requirements

Decree 2555 of 2010 (as modified by Decree 1771 of 2012, Decree 1648 of 2014, Decree 2392 of 2015, Decrees 1477 of 2018 and 1421 of 2019) sets forth capital adequacy requirements for Colombian credit institutions. Between August 1, 2013 and January 1, 2021, technical capital for Colombian credit institutions consisted of the sum of total basic capital (patrimonio básico) or total primary capital (Tier I), and secondary capital (patrimonio adicional) or secondary capital (Tier II). Primary capital (Tier I) consists of the sum of ordinary basic capital or primary capital (patrimonio básico ordinario) and additional basic capital or additional primary capital (patrimonio básico adicional). Tier I and Tier II, as defined herein, may differ to the manner in which those terms are used in other jurisdictions.

The total solvency ratio prior to January 1, 2021 was defined as the value of the technical capital calculated in the terms of the Decree 2555 of 2010, divided by risk-weighted assets by level of credit and market risk. Credit institutions’ technical capital had to be at least 9.0% of the institution’s total risk-weighted assets and also had to comply with a measure of “core solvency” for Tier I, which required higher-quality capital set at a minimum of 4.5% of total risk-weighted assets. Pursuant to Decree 2555 of 2010 (as amended), the Superintendency of Finance must grant prior approval of the eligibility of a debt, equity or hybrid instrument in order to be classified as Tier I, Additional Tier I (AT1) or Tier II.

The Decrees 1477 of 2018 and 1421 of 2019 introduced Basel III principles to estimate adequate capital in credit establishments. The main changes contained in these Decrees, which came into effect on January 1, 2021, were as follows:

●	Total solvency ratio is defined as the value of the technical capital (CET1, AT1 and T2) calculated under the terms of the Decree 1477 of 2018 and the Decree 1421 of 2019, divided by risk-weighted assets by level of credit, market and operational risk, at a minimum of 9%;
●	A minimum Core Equity Tier 1 (CET1) of 4.5%;
●	A minimum CET1 plus AT1 of 6%;
●	A capital conservation buffer of 1.5% consisting of CET1;
●	A systemic risk buffer of 1.0% for systemically important financial institutions (SIFI) consisting of CET1;
●	Included an operational risk component in risk weighted assets; and
●	In addition, these Decrees established a minimum leverage ratio of 3%.

The following chart presents the statutory transition period as set forth in the Decrees 1477 of 2018 and 1421 of 2019:

(1)	Requires highest quality of capital.
(2)	Only applies to SIFIs as defined by the Superintendency of Finance. The Circular Letters 76 of 2020 and 72 of 2021 issued by the Superintendency of Finance, published the list of SIFIs for the year 2021 and 2022, which only included Banco of Bogotá among our Colombian banking subsidiaries, in accordance with the methodology defined for the identification of entities with systemic importance (External Circular 030 of 2019 issued by the same Superintendency).

Pursuant to regulation defined by the Superintendency of Finance, the main differences between the Basel II and Basel III solvency frameworks consist of the following:

●	Risk-weighted assets: The weightings of the assets included in risk-weighted assets were reassessed to adhere to Basel III standards, which resulted in an overall lower asset density for the Colombian banking sector. This was particularly noticeable in banks with a focus on low-risk consumer loans such as payrolls or those with a large base of transactor credit card clients. In addition, risk weightings under Basel III take into account counterparty risk (whereas Basel II did not account for it). As such, credit exposures to clients with higher credit risk ratings are now favored with a lower risk weighting. Finally, assets take into account the net credit exposure (under Basel II, gross exposure) and incorporate asset quality into the weightings.
●	Regulatory operational risk: Basel III incorporated the operational risk component in the regulatory operational risk (operational risk multiplied by 100/9), subject to certain provisions established by the Superintendency of Finance. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Management Systems—Operational Risk Management”.
●	Technical capital:
o	Inclusions - Certain capital items not included under Basel II were incorporated in full to the CET1 under Basel III standards, such as occasional reserves, other comprehensive income (OCI) and net income for the period. Under Basel II, OCI had only certain items recognized under Tier I and Tier II. Regarding net income, Basel II allowed partial recognition of net income in T2, only if the financial entity had an irrevocable net income appropriation commitment approved by its General Shareholders’ Meeting, in the percentage it was approved (e.g. 50% commitment). Certain components of the technical capital are subject to transition periods.
o	Deductions – Under Basel III, goodwill and intangibles must be deducted in full of CET1 whereas under Basel II, deductions were limited to goodwill and intangibles recognized after August 23, 2012. Unconsolidated financial sector investments are deducted from CET1 based on the result of (i) the sum of the reporting entity’s share of equity over each of the unconsolidated financial institutions’ CET1 or accounting equity, as applicable pursuant to regulation, (ii) minus a buffer consisting of 10% of the CET1 before deductions of unconsolidated financial sector investments. Under Basel II, these investments were deducted based on their book value in the reporting entity’s accounting records.
●	Accounting basis: The Superintendency of Finance requires financial entities to comply with minimum capital adequacy requirements on both separate and consolidated basis. Accounting basis for separate capital adequacy follow Colombian IFRS accounting principles. As for the consolidated capital adequacy, starting on December, 2021, the Superintendency of Finance migrated the accounting basis to IFRS as issued by the IASB; prior to December, 2021, consolidated capital adequacy followed Colombian IFRS accounting principles. See “Presentation of Financial and Other Information—Financial Statements” for main differences between Colombian IFRS and IFRS as issued by IASB.

The following tables set forth the consolidated capital adequacy information, in compliance with the applicable Superintendency of Finance’s guidelines, for each of our Colombian banking subsidiaries, Porvenir and Corficolombiana at December 31, 2021 and 2020. Each of our subsidiaries subject to capital adequacy requirements presents technical capital levels above the minimum regulatory capital adequacy requirements established in their respective jurisdictions.

Banco de Bogotá

	At December 31,
	2021	2020

	(in Ps billions)
Subscribed and paid-in capital	3	3
Reserves and retained earnings	18,371	16,758
Other comprehensive income	5,579	4,294
Net income for the period	4,357	—
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	(2,638)	(4,039)
Goodwill and other intangibles	(7,652)	(3,379)
Deferred taxes	(1,222)	(710)
Other	—	(99)
CET1 (Basel III) or Primary capital (Basel II)	16,798	12,829
Hybrid instruments recognized as additional primary capital	2,070	1,785
Other	—	—
AT1 (Basel III) or Additional Primary capital (Basel II)	2,070	1,785
Tier I (Basel III) or Total primary capital (Basel II)	18,868	14,614

Net income for the period	—	664
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	—	117
Unrealized gains on equity securities available for sale(1)	—	—
Subordinated bonds	3,439	3,691
Unrealized losses on equity securities available for sale(1)	—	—
Plus/minus others	—	666
Tier II capital	3,439	5,138
Other deductions from technical capital	(28)	—
Technical capital	22,279	19,752
Risk-weighted assets	142,408	149,690
Value at risk	1,014	1,268
Regulatory value at risk(2)	11,266	14,091
Operational risk	977	—
Regulatory operational risk(2)	10,857	—
Risk-weighted assets including regulatory value at risk and operational risk	164,531	163,781
CET1 or Primary capital solvency ratio	10.2%	7.8%
AT1 or Additional primary capital solvency ratio	1.3%	1.1%
Tier 1 or Total primary capital solvency ratio	11.5%	8.9%
Tier II solvency ratio	2.1%	3.1%
Total solvency ratio(3)	13.5%	12.1%
(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco de Occidente

	At December 31,
	2021	2020

	(in Ps billions)
Subscribed and paid-in capital	5	5
Reserves and retained earnings	4,359	3,851
Other comprehensive income	210	(12)
Net income for the period	580	—
Non-controlling interests	—	10
Deductions:
Unconsolidated financial sector investments	(671)	(208)
Goodwill and other intangibles	(448)	(338)
Deferred taxes	(54)	(127)
Other	(5)	(5)
CET1 (Basel III) or Primary capital (Basel II)	3,976	3,177
Hybrid instruments recognized as additional primary capital	—	—
Other	—	—
AT1 (Basel III) or Additional Primary capital (Basel II)	—	—
Tier I (Basel III) or Total primary capital (Basel II)	3,976	3,177

Net income for the period	—	—
Non-controlling interests	—	12
Unrealized gains/losses on debt securities available for sale(1)	—	33
Unrealized gains on equity securities available for sale(1)	—	22
Subordinated bonds	465	575
Unrealized losses on equity securities available for sale(1)	—	(2)
Plus/minus others	—	74
Tier II capital	465	714
Other deductions from technical capital	—	—
Technical capital	4,441	3,891
Risk-weighted assets	30,662	34,570
Value at risk	328	193
Regulatory value at risk(2)	3,640	2,143
Operational risk	150	—
Regulatory operational risk(2)	1,671	—
Risk-weighted assets including regulatory value at risk and operational risk	35,973	36,713
CET1 or Primary capital solvency ratio	11.1%	8.7%
AT1 or Additional primary capital solvency ratio	0.0%	0.0%
Tier 1 or Total primary capital solvency ratio	11.1%	8.7%
Tier II solvency ratio	1.3%	1.9%
Total solvency ratio(3)	12.3%	10.6%
(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco Popular

	At December 31,
	2021	2020

	(in Ps billions)
Subscribed and paid-in capital	77	77
Reserves and retained earnings	2,694	2,448
Other comprehensive income	270	—
Net income for the period	313	—
Non-controlling interests	28	32
Deductions:
Unconsolidated financial sector investments	(286)	(243)
Goodwill and other intangibles	(243)	(222)
Deferred taxes	—	—
Other	(174)	(36)
CET1 (Basel III) or Primary capital (Basel II)	2,679	2,057
Hybrid instruments recognized as additional primary capital	—	—
Other	—	—
AT1 (Basel III) or Additional Primary capital (Basel II)	—	—
Tier I (Basel III) or Total primary capital (Basel II)	2,679	2,057

Net income for the period	—	148
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	—	36
Unrealized gains on equity securities available for sale(1)	—	17
Subordinated bonds	197	219
Unrealized losses on equity securities available for sale(1)	—	—
Plus/minus others	—	—
Tier II capital	197	419
Other deductions from technical capital	—	—
Technical capital	2,876	2,476
Risk-weighted assets	17,137	22,510
Value at risk	173	102
Regulatory value at risk(2)	1,925	1,131
Operational risk	72	—
Regulatory operational risk(2)	801	—
Risk-weighted assets including regulatory value at risk and operational risk	19,863	23,641
CET1 or Primary capital solvency ratio	13.5%	8.7%
AT1 or Additional primary capital solvency ratio	0.0%	0.0%
Tier 1 or Total primary capital solvency ratio	13.5%	8.7%
Tier II solvency ratio	1.0%	1.8%
Total solvency ratio(3)	14.5%	10.5%
(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco AV Villas

	At December 31,
	2021	2020

	(in Ps billions)
Subscribed and paid-in capital	22	22
Reserves and retained earnings	1,424	1,350
Other comprehensive income	70	—
Net income for the period	162	—
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	(2)	(24)
Goodwill and other intangibles	(111)	—
Deferred taxes	(38)	—
Other	(198)	—
CET1 (Basel III) or Primary capital (Basel II)	1,328	1,349
Hybrid instruments recognized as additional primary capital	—	—
Other	0	0
AT1 (Basel III) or Additional Primary capital (Basel II)	0	0
Tier I (Basel III) or Total primary capital (Basel II)	1,328	1,349

Reserves and retained earnings	—	64
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	—	4
Unrealized gains on equity securities available for sale(1)	—	—
Subordinated bonds	—	—
Unrealized losses on equity securities available for sale(1)	—	—
Plus/minus others	68	93
Tier II capital	68	160
Other deductions from technical capital	—	—
Technical capital	1,396	1,509
Risk-weighted assets	8,781	11,362
Value at risk	127	110
Regulatory value at risk(2)	1,409	1,223
Operational risk	55	—
Regulatory operational risk(2)	614	—
Risk-weighted assets including regulatory value at risk and operational risk	10,805	12,585
CET1 or Primary capital solvency ratio	12.3%	10.7%
AT1 or Additional primary capital solvency ratio	0.0%	0.0%
Tier 1 or Total primary capital solvency ratio	12.3%	10.7%
Tier II solvency ratio	0.6%	1.3%
Total solvency ratio(3)	12.9%	12.0%
(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Porvenir

In Colombia, pension fund administrators are subject to specific regulation regarding capital adequacy. On March 2, 2018, Decree 415 of 2018, which amended Decree 2555 of 2010, introduced a new solvency measure for pension fund administrators of minimum 9% of the value of the technical capital requirements (patrimonio técnico) divided by:

●	Summation of assets weighted by risk level;
●	Operational risk exposure value multiplied by 100/9; and
●	Market risk exposure value multiplied by 100/9;

On August 6, 2019, the Decree 1420, established additional rules for pension fund administrators related to the percentage of exposure applicable to operational risks.

	At December 31,
	2021	2020

	(in Ps billions)
Subscribed and paid-in capital	109	109
Reserves and retained earnings	2,033	1,975
Deductions:
Others	(51)	(51)
Primary capital	2,091	2,034

Unrealized gains/losses on securities available for sale(1)	(2)	14
Secondary capital (Tier II)	(2)	14

Deductions:
Value of the stabilization reserve	(1,613)	(1,347)
Technical capital	476	701
Risk-weighted assets	1,097	954
Value at risk	24	14
Regulatory value at risk(2)	263	154
Operational risk	1,133	1,051
Regulatory operational risk(2)	1,510	1,402
Risk-weighted assets including regulatory value at risk and operational risk	2,870	2,510
Solvency ratio(3)	16.6%	28.0%
(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by specific weightings as defined the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Corficolombiana

	At December 31,
	2021	2020

	(in Ps billions)
Subscribed and paid-in capital	3	3
Reserves and retained earnings	8,406	4,881
Other comprehensive income	644	—
Net income for the period	1,296	—
Non-controlling interests	—	1
Deductions:
Unconsolidated financial sector investments	—	(40)
Goodwill and other intangibles	(39)	(19)
Deferred taxes	(2)	—
Other	(11)	(84)
CET1 (Basel III) or Primary capital (Basel II)	10,297	4,742
Hybrid instruments recognized as additional primary capital	—	—
Other	0	0
AT1 (Basel III) or Additional Primary capital (Basel II)	0	0
Tier I (Basel III) or Total primary capital (Basel II)	10,297	4,742

Net income for the period	—	—
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	—	27
Unrealized gains on equity securities available for sale(1)	—	622
Subordinated bonds	—	—
Unrealized losses on equity securities available for sale(1)	—	(72)
Plus/minus others	—	—
Tier II capital	—	577
Other deductions from technical capital	(49)	—
Technical capital	10,248	5,319
Risk-weighted assets	15,661	13,065
Value at risk	212	178
Regulatory value at risk(2)	2,352	1,983
Operational risk	190	—
Regulatory operational risk(2)	2,112	—
Risk-weighted assets including regulatory value at risk and operational risk	20,125	15,048
CET1 or Primary capital solvency ratio	51.2%	31.5%
AT1 or Additional primary capital solvency ratio	0.0%	0.0%
Tier 1 or Total primary capital solvency ratio	51.2%	31.5%
Tier II solvency ratio	0.0%	3.8%
Total solvency ratio(3)	50.9%	35.3%
(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Mandatory Investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario, or “TDAs”) issued by Finagro, a Government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended by External Resolution 5 of 2000, External Resolution 1 of 2002, External Resolution 2 of 2005, External Resolutions 2, 8, 9 and 17 of 2007, External Resolutions 2, 6, 8 and 14 of 2008, External Resolution 15 of 2012, External Resolution 7 of 2014, External Resolution 19 of 2015, External Resolution 10 of 2016, External Resolution 6 of 2019 and External Resolution 10 of 2020. The Colombian Central Bank requires that each bank maintains a total investment in these bonds equal to 5.61% of its checking and savings deposits minus legal reserves, plus 4.25% of its time deposits minus legal reserves with a maturity of up to 18 months. Finagro may issue two different types of agricultural development bonds:

●	Class A with an interest rate of four percentage points below the DTF effective annual rate (DTF 4%) or with an interest rate of three-point sixty-seven percentage points below the IBR 3-month nominal rate (IBR-3.67%).
●	Class B with an interest rate of two percentage points below the DTF effective annual rate (DTF 2%) or with an interest rate of one point seventy one percentage points below the IBR 3-month nominal rate (IBR-1.71%).

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

The minimum incorporation capital requirement for Colombian banks on a separate basis for 2021 was Ps 102,110 million. As of the date of this annual report, all our banks have consistently satisfied this incorporation capital requirement.

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

Currency exchange intermediaries such as Banco de Bogotá, with controlling interest of its overseas investments, are required to exclude those investments and any declared and approved hedging instruments (derivatives or debt) from their foreign currency positions starting on March 26, 2019. At December 31, 2021, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated net foreign currency positions of U.S.$(32.2) million, U.S.$(3.4) million, U.S.$10.9 million and U.S.$0.03 million, respectively, which fell within these regulatory guidelines.

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

Notwithstanding the general rule set above regarding the lending limit of 10%, Decree 816 of 2014 issued to promote the financing of Fourth Generation Concessions toll roads established that commercial banks are allowed to lend to a single borrower, a sum up to 25% of technical capital (Patrimonio Técnico). Fourth generation concessions fall under a governmental program issued under the administration of Former President Juan Manuel Santos, aiming to execute the construction of road infrastructure projects in association with private entities.

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

No concentration limits apply to Grupo Aval on a consolidated basis, however, since February 6, 2020, pursuant to the Law of Financial Conglomerates, and in particular, Decree 1486 of 2018, on February, 2020, the Board of Directors of Grupo Aval approved the policies and limits of exposure and concentration of risks for operations between entities belonging to its financial conglomerate and between these and their related entities or individuals (vinculados).  These policies include the identification of material risks, operations between entities of the financial conglomerate and between them and their related parties, responsibilities and obligations of administrators and governing bodies, certain quantitative limits and an early warning scheme, as well as disclosure mechanisms.

In 2021, Grupo Aval’s management carried out the necessary controls and activities to comply with the provisions of these policies.

The Colombian Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans.

At December 31, 2021, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on a separate basis was Ps 2.23 billion for unsecured loans and Ps 5.57 billion for secured loans, Banco de Occidente’s lending limit per borrower on a separate basis was Ps 0.44 billion for unsecured loans and Ps 1.11 billion for secured loans, Banco Popular’s lending limit per borrower on a separate basis was Ps 0.29 billion for unsecured loans and Ps 0.72 billion for secured loans, and Banco AV Villas’ lending limit per borrower on a separate basis was 0.13 billion for unsecured loans and Ps 0.32 billion for secured loans.

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

Prior to April 22, 2020 reserve requirements for credit institutions presented a range between 0% and 11.0%. For example, credit institutions had to maintain reserves of 11.0% for checking accounts and savings deposits, reserves of 4.5% for time deposits with a maturity of less than 540 days, and no reserves for time deposits with a maturity equal or greater than 540 days. Starting on April 22, 2020, and as a measure to mitigate the negative impact of COVID-19 on credit institutions, the Central Bank lowered these requirements to 8% on checking and savings deposits, and 3.5% for time deposits with a maturity of less than 540 days. For time deposits with a maturity equal or greater than 540 days, the reserve requirement remained at 0%.

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

Under regulations issued by the Colombian Central Bank, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Colombian Central Bank non-interest-bearing deposits for a specified term; however, the percentage of the required deposit is currently zero. No such deposits are required for foreign currency loans aimed at financing Colombian investments abroad or for short-term export loans (provided the loan is disbursed against the funds of Banco de Comercio Exterior—Bancoldex).

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
●	For those loans which are not individually significant and for loans individually significant but not impaired, a collective assessment is effected with loans grouped together by segments having similar characteristics, using statistical assessment techniques based on the analysis of historical losses to determine an estimate of percentage of expected losses in such assets as of the date of the financial statements, but which have not been identified on an individual basis.

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

As of January 1, 2018, IASB adopted the expected credit loss (“ECL”) model according to IFRS 9. For more information regarding loss allowance calculations see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

In 2021, and as of the date of this annual report, there have been no public tender offers by third parties with respect to the Company’s shares or by Grupo Aval in respect to another company’s shares.

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (U.S.$ 4,784.8) or more must be effected through the Colombian Stock Exchange. At December 31, 2021, one UVR equaled Ps 288.6 and 66,000 UVRs equal Ps 19,048,860.6.

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

On January 18, 2022, Colombia enacted Law 2195 (Anti-bribery law), which increases the penalties, fines, crimes and sanctions that may be emplaced to local, foreign, and holding companies, on the matter of corruption and the commitment of certain conducts that may result in crimes or felonies against the public administration, environment, economic and social order, terrorism financing and organization of terrorism groups, money laundering, private corruption, unlawful administration, among others. The new penalties include fines, suspensions or bans on contracting with the government, the disclosure of the conducts in media, the prohibition to receive any subsidy from the government, the dismissal of the staff that has been involved with the conduct, and the dismissal of the staff that tolerated or agreed to the conduct resulting in the crimes once determined by a judge.

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

Data Protection Law

On October 17, 2012, Law 1581 of 2012 introduced a new data protection regime that applies to any person that administers databases in Colombia, and this Law was regulated on June 27, 2013 by Decree 1377 of 2013 and Decree 886 of 2014. Although it does not apply in its entirety to financial institutions, it provides a set of principles (legality, freedom, truthfulness, quality, transparency, access, confidentiality, among others) that apply to us in the administration of our databases. Additionally, there is a general prohibition of transferring personal data to other countries that do not provide adequate levels of data protection according to the standards set by the Superintendency of Industry and Commerce. This prohibition does not apply to transfers of data that are inherent to banking and securities activities under the applicable law. On 2021, Law 2157 of 2021 was enacted and stablished the new term of permanence in databases from clients of financial services and notification process to execute the report.

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

Risk Management Framework

In order to comply with the provisions of Law 1870 of 2018, Conglomerate Law, and specifically the provisions of External Circular 013 of 2019 now Chapter XXX of the CBCF issued by the SFC which entered into validity on June 21, 2021, Grupo Aval implemented this regulations through the Risk Management Framework (“Marco de Gestión de Riesgos” in Spanish or “MGR” By its acronym) of the Financial Conglomerate, which corresponds to the set of policies, procedures, methodologies and controls that act in an integrated manner through metrics that allow the Financial Holding as the visible head of the financial conglomerate Aval, the management of the own risks, which are the Risk of Contagion, Risk of Concentration and Strategic Risk, through the identification, measurement, control and monitoring of such risks; as well as having a general knowledge of the risks of the entities that make up the financial conglomerate Aval.

Pension and Severance Fund Management

Pension business overview

The Ministry of Finance limits the range of assets in which pension and severance fund managers (“AFP”) can invest and sets concentration limits. In addition, each AFP is required by law to provide a minimum return on investment for each of its mandatory pension and severance funds. This minimum return is determined pursuant to certain formulas established by means of Decree 2555 of 2010, which vary pursuant to the type of fund. Prior to the multi-fund scheme, the minimum return was calculated on a 36-month time horizon for mandatory pension funds and 24-month time horizon for severance funds. With the introduction of the multi-fund scheme, a new risk profile system came into effect which differentiates conservative, moderate and aggressive risk portfolios for individual clients of mandatory pension funds. To adjust the minimum return of mandatory pension funds to the new risk profile portfolios, the time horizon for the minimum return will change from 36 months to a range of 36 to 60 months, depending on the risk profile of each portfolio. For severance funds, the long-term portfolio will continue to have a 24-month time horizon, and the short-term portfolio will have a three-month time horizon.

If a fund’s cumulative return for any month is lower than the minimum return, the AFP must supplement the necessary amount to cover the difference within a period of five days. To do so, the AFP must first apply funds from its “stabilization reserve”, which is a portion of the AFP’s capital invested in the fund administered by the AFP and which must represent at least 1.0% of the value of that fund. If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its remaining capital. If the AFP does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the AFP to its shareholders. If, notwithstanding the above, a AFP fails to observe either the minimum return or the stabilization requirements or the order of capitalization, the Superintendency of Finance may take control over the AFP, in which case FOGAFIN, the Colombian deposit insurance fund, is required to supply funds to cover the shortfall. In that event, the AFP may be dissolved and the funds transferred to another AFP. See “Item 3. Key Information—D. Risk Factors—Risks relating to our businesses and industry—Risks relating to our pension and severance fund management business”.

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

In 2020, the Colombian Government, through Decree 1207 issued a new legal framework applicable to voluntary pension funds. This legal framework requires AFP to adopt higher standards of corporate governance rules and operating guidelines including a general investment policy.

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

Third-party sponsored pension liability funds enable Porvenir to receive performance-based commissions, in few cases these funds have a minimum guaranteed return pursuant to their specific terms. The most important of these contracts is with FONPET, which was subject to renewal upon expiration during 2021, but was delayed by the Ministry of Finance until the last quarter of 2022. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

C.          Organizational structure

See Note 1 of our consolidated financial statements for information on our organizational structure. We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), a pension and severance fund manager (Porvenir), our merchant bank (Corficolombiana) and our Central American operations (through BHI and MFH).

D.          Property, plant and equipment

We have listed below the carrying amount of property, plant and equipment of each of our operating segments at December 31, 2021.

	Buildings and			Bearer	Other
	land(1)	Machinery	Equipment	plants	properties	Total

	(Ps billions)
Banco de Bogotá	766.0	5.3	208.9	—	89.9	1,070.1
BHI	812.5	—	481.4	—	153.6	1,447.5
Banco de Occidente	157.7	0.0	81.1	—	10.5	249.3
Banco Popular	431.6	0.4	77.0	—	12.7	521.7
Banco AV Villas	236.5	—	43.8	—	12.8	293.1
Porvenir	51.7	0.6	20.8	—	1.5	74.7
Corficolombiana	1,026.9	1,162.5	39.1	240.3	23.7	2,492.5
Other segments	—	—	1.8	—	0.9	2.8
Eliminations and adjustments	1.0	0.6	(0.2)	—	1.1	2.5
Grupo Aval	3,484.0	1,169.4	953.8	240.3	306.7	6,154.2
(1)	Includes ongoing constructions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 and the related notes thereto, and with the other financial information included in this annual report. The preparation of our audited consolidated financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors”, “Item 5. Operating and Financial Review and Prospects—D. Trend information”, and other factors discussed in this annual report. Our audited consolidated financial statements at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 included in this annual report have been prepared in accordance with IFRS. For information regarding the calculation methodology of the main key performance indicators used throughout this section see “Item 3. Key Information—A. Selected Financial Data”.

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

We have not included a discussion of year-over-year comparisons between 2020 and 2019 in this annual report on Form 20-K. This discussion can be located in “Item 5. Operating and financial review and prospects— Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019” in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 12, 2021.

Principal factors affecting our financial condition and results of operations

BHI spin-off

In March 2022, after obtaining the necessary approvals, Banco de Bogotá executed a spin-off of a 75% equity stake in BHI to its shareholders and Grupo Aval subsequently spun-off its equity interest to its shareholders. Prior to the spin-off, Banco de Bogotá was the direct parent of BHI. We have retained an indirect stake of approximately 17.2% in BHI (representing our proportional interest in the 25% equity stake in BHI retained by Banco de Bogotá). Prior to the spin-off, BHI transferred its interest in MFG to Banco de Bogotá and, accordingly, MFG remains a consolidated subsidiary. Accordingly, in future periods, we will no longer consolidate BHI and its subsidiaries and will no longer report BHI as an operating segment. Our interest in BHI will be reported as discontinued operations for reporting periods prior to the spin-off and under the “share of profit of equity accounted investees, net of tax (equity method)” line item for subsequent periods. The retained 25% equity interest will be initially recognized at fair value as an investment in associate and subsequent changes in the value of the investment will be recognized through the equity method. At December 31, 2021 BHI and its consolidated subsidiaries accounted for approximately 31.5% of our consolidated assets and 30.7% of our attributable net income before tax expense for the year ended December 31, 2021.

International context

The year 2021 was considered as one of economic transition, in which countries around the world experienced a marked pick-up in their commercial activity, domestic demand and the resulting subsequent inflationary pressures. This year was preceded by a deep global shock. According to the IMF, following the 3.1% contraction experienced in 2020, the World Output (GDP) increased 5.9% in 2021. When compared to 2019, the World GDP increased 2.6%. The following analysis will focus on economic performance of 2021 compared to 2019, to evidence the economic recovery after an atypical 2020, negatively impacted by the effects of the COVID-19 pandemic.

IMF estimates point towards a full recovery to pre-pandemic levels from emerging markets, with a 4.4% growth in 2021 compared to 2019, and a mild recovery from advanced economies with a 0.3% growth over the same time span. The Latin America and the Caribbean region was not able to fully recover from the negative impact of the COVID-19 pandemic and lower commodity prices. IMF estimates point to a 0.6% contraction of GDP in the region between 2021 and 2019. However, the economic performance diverged between countries in the region, with Colombia being the second most dynamic economy in the region after Chile.

As a result of the abovementioned inflationary pressures, monetary policy around the globe shifted towards a less accommodative stance in order to keep inflation expectations anchored. As such, monetary policy for the second half of 2021 was dominated by central banks discussing the possibility of tapering stimulus programs and starting hiking cycles of their reference rates.

Colombian Economic Conditions

In 2021, Colombian GDP registered the biggest expansion in its recent history with a 10.6% expansion of its GDP, relative to 2020 when GDP contracted 7.0% from 2019. When compared to 2019, Colombian GDP grew 2.8%. The progressive easing of lockdowns and social distancing measures adopted in 2020 enabled a strong pick-up in economic activity. The first half of the year grew 0.3% relative to the same period in 2019 as the economy faced challenges coming from sectorized lockdowns and the effects of protests. During the second half of the year, lockdowns eased, the country’s workforce progressively returned to on-site labors or to hybrid work models, protests receded and the rate for full vaccination schemes exceeded 50% of the population. As such, GDP for the second half of 2021 grew 5.2% as compared to the same period in 2019. The last quarter of the year was the most dynamic one compared to pre-pandemic levels, with a 6.9% growth relative to the same quarter in 2019.

From the supply side, ten out of twelve sectors of the economy, representing 81.5% of GDP, exceeded pre-pandemic levels: commercial activities grew 4.6%, government services grew 7.1%, manufacturing grew 5.0%, and real estate activities grew 4.1%, collectively these sectors account for 54.3% of GDP. The remainder of GDP reached the same level as in 2019. Construction and mining activities had a lagging performance, with contractions of 22.6% and 15.2% respectively. Other sectors of the economy grew 6.1% and helped offset the negative performance of said sectors.

From the demand side, total consumption increased 9.3% compared to 2019, and was the main driver for economic growth in 2021. Government spending grew 11.4% and household demand grew 8.9% as compared to 2019. On the other hand, investment decreased 12.6% and net imports grew 26.9%. The monthly average national unemployment rate was 13.7% in 2021, still above the 10.5% in 2019, but better than the 16.1% registered in 2020. National unemployment for December 2021 reached 11.0% as compared to 9.5% at December 2019 and 13.4% at December 2020. Employment figures have not yet recovered to pre-pandemic levels despite the strong uptick in economic activity evidencing the high informality rates of the workforce in Colombia and an increase in productivity, as the economy is generating more output with less employees.

Interest Rates and Inflation

Inflation increased rapidly during the second half of 2021 as a result of the measures taken in response to the COVID-19 pandemic and the aforementioned recovery in economic activity, and reached 5.62% in 2021 as compared to 1.61% in 2020. After reaching 1.50% in March 2021, inflation accelerated during the remainder of the year.

During the second half of the year increasing prices of commodities and other raw materials and transportation, combined with heavier rainfall, contributed to high food prices, thus driving half of the total inflation of 2021. Regulated goods and services explained approximately 30% of inflation for the year, partially due to the low statistical base of 2020 in connection with measures taken by the Government during the economic and social emergency to mitigate the negative effects of the crisis on households. On the other hand, prices for goods registered a 2.0% increase led by vehicle prices, supply chain disruptions, increased willingness to purchase durable goods and the lagging pass-through effect of the Colombian Peso depreciation that increased prices, however goods such as clothing & footwear and mobile phones helped offset the increase in prices.

In this context, and supported by the rapid contraction of the output gap, the Board of Directors of the Central Bank started a rate hike cycle in September that by December, had taken the reference rate from 1.75% to 3.00%.

Exchange rates

The Colombian peso ended the year 2021 at Ps 3,981.16 per dollar, depreciating 16.0% compared to the previous year. The average exchange rate in 2021 was Ps 3,747.24 per dollar, depreciating 1.5% compared to 2020. The exchange rate reached a maximum of Ps 4,023.68 on December 30, 2021. Exchange rate performance was driven by the following main factors: (i) the U.S. dollar strengthened driven by the anticipation of a tapering of the FED’s accommodative policy and (ii) Colombia’s risk premium increased as the country’s fiscal accounts deteriorated and led to the loss of the investment grade status.

We continue to be subject to impacts on our consolidated financial statements derived from fluctuations in the exchange rate of the Colombian peso, in particular, against the U.S. dollar, the currency in which most of our foreign long-term debt is denominated. Prior to the BHI spin-off, we were also subject to fluctuations between the U.S. dollar and each of the currencies in our Central American operations. At December 31, 2021, 44.2% of our average consolidated assets and 47.9% of our average consolidated liabilities were denominated in foreign currency. On a consolidated basis, we had U.S.$5.2 billion (Ps 20.8 trillion) of long-term debt denominated in U.S. dollars at December 31, 2021.

Fiscal accounts

Colombia’s fiscal accounts in 2020 were subject to a triple shock derived from the sanitary crisis, economic contraction and lower oil prices. The resulting decrease in tax collection, encompassed with an increase in Government expenses intended to alleviate the effects of the sanitary crisis pressured the country’s fiscal deficit. As such, the Central National Government deficit in 2020 deteriorated to 7.8% of GDP compared to a 2.5% in 2019. In 2021, the improvement of economic conditions and the return of tax collection to more normalized levels enabled a strengthening of Colombia’s fiscal deficit, which the Government expects will close the year at 7.1%, and better than the 8.6% initially projected in the Ministry of Finance’s (MoF) 2021 Medium Term Fiscal Framework.

On September 14, 2021, Congress approved a tax reform under Law 2155 or “Ley de Inversión Social” amidst social unrest regarding a previously announced tax bill. Initially, the tax bill proposed by the MoF sought an adjustment of 1.5% of GDP through increases in VAT and other initiatives that were negatively perceived by the public. This resulted in the withdrawal of the proposed bill. Between May and July 2021, both S&P and Fitch cut the country’s risk rating from BBB- to BB+, which meant losing the investment grade status Colombia had held for 10 years. Law 2155 was the result of several months of talks with unions, the national strike committee (“Comité del Paro Nacional”) and the public to reconcile diverging interests and expectations regarding the need of a tax reform. Ultimately, the law passed is expected to adjust 1.2% of GDP starting on 2023.

For 2022 the MoF’s Financial Plan assumes a 5.0% GDP growth and a fiscal deficit of 6.2% of GDP.

Credit Volumes

At December 31, 2021, gross loans in the banking system grew 10.3% compared to the prior year end, while at December 31, 2020, growth was 4.2% (10.1% and 4.0% when adjusted for securitized mortgage loans). Commercial loans grew 7.9% compared to 4.7% the previous year. Consumer loans accelerated rapidly and grew 12.7% in 2021 after growing 2.3% in 2020 driven by the decrease in households’ confidence in the economy’s future performance and by a shift in risk appetite levels of the banking system. Mortgages grew 14.3% compared to 7.0% the previous year. As Colombia’s nominal GDP expanded 17.8%, the ratio of bank loans (adjusted for securitized mortgage loans) to GDP decreased to 47.0% from 50.3% in 2020, but was higher than the 45.6% three-year average between 2019 and 2017.

Central American Economic Conditions

Given that BHI and MFH’s business operations are concentrated in Central America, their results are linked to the region’s economic performance. The Central American region is sensitive to international trade, being a region primarily composed of small economies susceptible to trade balances, income from remittances, foreign direct investment and tourism.

During 2021 the long-term sovereign risk ratings or outlooks of some of the countries in Central America were modified as public spending and public debt increased, as a result of government measures to mitigate the impact of COVID-19 and support households and companies. Costa Rica maintained a negative outlook from S&P and Fitch, in contrast, Moody’s improved the country’s outlook from negative to stable; risk ratings remained stable as follows Moody’s B2, Fitch B and S&P B. In Panama, Fitch cut its risk rating from BBB to BBB- with a negative outlook on February 2021, Moody’s also cut the risk rating to Baa2 from Baa1, improving the outlook to stable; finally, S&P maintained its rating at BBB, adjusting the outlook to negative. In Guatemala, there were no changes in ratings or outlooks, which stand as follows: S&P BB- with stable outlook, Moody’s Ba1 rating with negative outlook and Fitch BB- rating with stable outlook. In the case of Honduras there were no changes in ratings or outlooks (S&P BB- and Moody’s B1, both with stable outlooks). Moving on to El Salvador, Moody’s lowered its risk rating in July 2021 to Caa1 from B3 with a negative outlook; S&P and Fitch maintained their risk ratings at B- with a negative outlook. Finally, in Nicaragua, there were no changes in ratings or outlooks which stand as follows: S&P B- with stable outlook, Moody’s B3 rating with stable outlook and Fitch B- rating with stable outlook.

Finally, regarding credit volumes in Central America, at December 31, 2021 net loans for the banking system grew 2.7% in U.S.$ terms. Guatemala was the most dynamic country, with a 12.2% growth (11.1% in local currency), followed by Honduras with 12.1% (13.2% in local currency), and El Salvador with 6.6%. Nicaragua grew 4.7% (6.8% in local currency), Panama 3.1% and Costa Rica 0.9% (despite growing 5.5% in local currency).

Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

In 2021, our net income attributable to owners of the parent was Ps 3,297.7 billion, 40.4% higher than in 2020. Our results for 2021 were driven by a combination of the following factors:

●	The economic recovery in the countries where we operate enabled a recovery of GDP to pre-pandemic levels, driven by household consumption. In Colombia GDP growth reached 10.6%, the highest figure in recent history, and 2.8% above 2019.
●	As a result, the improvement in expected credit losses (ECL), delinquency ratios and the composition of our loan portfolio as measured by loans classified by stages drove the 32.9% or Ps 2.0 trillion decrease in impairment loss on loans and accounts receivable. The return to more a normalized payment behavior of our clients and the improvement of economic expectations as compared to a year earlier supported this performance. As such, Grupo Aval’s cost of risk net of recoveries of charged-off assets for 2021 was 1.9%, similar to pre-pandemic levels.
●	Net interest margins for loans remained relatively flat as compared to 2020. This was achieved in the midst of decreases in interest rates for loans and funding. The decreases in interest rates was driven by a 95 basis points reduction in the average Central Bank rate in Colombia.
●	Net fee income posted a 10.2% growth as compared to 2020, driven by a recovery in transactional activity and increased origination activity, accompanied by an improvement in bancassurance fee income.
●	Solid results from our non-financial and pension fund management companies complemented the recovery of our banking operations. Nonetheless, the results of our non-financial entities were negatively affected by the tax reform and the resulting increase in deferred tax liabilities.
●	We maintained our focus on a group wide cost control strategy, which allowed our expenses to increase 5.6% in Colombia, in line with inflation, and 6.9% in Central America in U.S. dollar terms.
●	Local and international fixed income and equity markets experienced volatility throughout the year, which coupled with the negative performance of local fixed income due to the loss of Colombia’s investment grade status, led to lower than expected returns on our financial subsidiaries’ investment portfolios.
●	Finally, we maintained the strength of our balance sheet. As evidence of this strength, at December 31, 2021 our total deposits to net loans ratio, measured as Customer deposits divided by Total loans, net, was 106% compared to 108% at December 31, 2020. Our liquidity position, measured as Cash and cash equivalents divided by Customer deposits, remained at 16% both at December 31, 2021 and 2020. Our tangible equity ratio was 8.2% at December 31, 2021 compared to 8.3% at December 31, 2020.

Our results for the year should be read in conjunction with our audited consolidated financial statements.

Grupo Aval

Overview

The following discussion describes the main drivers of Grupo Aval’s results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020. Further detail is provided in the Management Discussion and Analysis of Operating Segments.

Grupo Aval’s net income attributable to owners of the parent for the year ended December 31, 2021 was Ps 3,297.7 billion (Ps 148 per share, including common and preferred shares), increasing 40.4% or Ps 948.2 billion compared to the year ended December 31, 2020. Return on average equity (attributable to the owners of the parent) for 2021 was 15.3% as compared to 11.7% in 2020.

	Grupo Aval Consolidated
	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Total interest income	19,647.5	20,222.8	(575.3)	(2.8)
Total interest expense	(6,918.7)	(8,262.3)	1,343.6	(16.3)
Net interest income	12,728.9	11,960.5	768.3	6.4
Impairment loss on loans and other accounts receivable	(4,500.1)	(6,267.2)	1,767.1	(28.2)
Impairment (loss) recovery on other financial assets	(16.2)	(74.8)	58.5	(78.3)
Recovery of charged-off financial assets	481.2	328.1	153.1	46.7
Net impairment loss on financial assets	(4,035.1)	(6,013.9)	1,978.8	(32.9)
Net interest income, after impairment losses	8,693.8	5,946.6	2,747.1	46.2
Net income from commissions and fees	5,611.4	5,093.4	518.0	10.2
Gross profit from sales of goods and services	3,098.9	2,823.3	275.6	9.8
Net trading income	948.7	1,295.4	(346.7)	(26.8)
Net income from other financial instruments mandatorily at fair value through profit or loss	270.1	252.4	17.7	7.0
Other income	1,294.0	1,716.9	(422.9)	(24.6)
Other expenses	(11,396.7)	(10,652.7)	(743.9)	7.0
Net income before tax expense	8,520.3	6,475.3	2,045.0	31.6
Income tax expense	(2,851.8)	(1,843.7)	(1,008.1)	54.7
Net income for the year	5,668.5	4,631.6	1,036.9	22.4
Net income for the year attributable to:
Owners of the parent	3,297.7	2,349.5	948.2	40.4
Non-controlling interest	2,370.8	2,282.1	88.7	3.9

Net interest income

Net interest income increased 6.4% or Ps 768.3 billion to Ps 12,728.9 billion in 2021. Total interest expense decreased 16.3% or Ps 1,343.6 billion, more than total interest income, resulting from a 77 basis point reduction in interest rates paid on interest-bearing funding that was partially offset by an 8.5% or Ps 20,768.7 billion increase in the average balance of interest-bearing funding. Total interest income performance was driven by a 1 percentage point decrease in the average yield of interest-earning assets that was partially offset by a 9.9% or Ps 23,249.3 billion increase in the average balance of interest-earning assets. Yields and rates paid continued to experience downward pressure due to additional reductions of the average benchmark interest rate and a high liquidity environment. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 18 basis points to 6.2%. In turn, net interest margin contracted by 16 basis points to 4.9%.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2021 vs. 2020		the year ended December 31,		year ended December 31,		Change, 2021 vs. 2020
2021	2020	#	%	2021	2020	2021	2020	#	%

(in Ps billions)						(in Ps billions)
257,453.2	234,203.8	23,249.3	9.9	4.9%	5.1%	12,728.9	11,960.5	768.3	6.4

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	116,286.8	111,511.8	4,774.9	4.3	5.7%	6.7%	6,583.9	7,442.9	270.3	(1,129.4)	(859.0)	(11.5)
Consumer	71,014.8	64,503.4	6,511.4	10.1	13.0%	14.4%	9,260.9	9,319.0	849.1	(907.3)	(58.2)	(0.6)
Mortgages	26,846.3	23,826.3	3,020.0	12.7	7.5%	7.8%	2,023.5	1,862.1	227.6	(66.3)	161.4	8.7
Microcredit	342.8	388.9	(46.1)	(11.9)	22.7%	24.6%	77.9	95.7	(10.5)	(7.3)	(17.8)	(18.6)
Gross loans	214,490.6	200,230.4	14,260.2	7.1	8.4%	9.3%	17,946.1	18,719.7	1,193.1	(1,966.8)	(773.6)	(4.1)
Interbank and overnight funds	3,215.4	3,358.3	(142.9)	(4.3)	5.3%	6.8%	169.6	227.3	(7.5)	(50.1)	(57.7)	(25.4)
Total gross loans	217,706.0	203,588.7	14,117.3	6.9	8.3%	9.3%	18,115.7	18,947.0	1,174.7	(2,006.0)	(831.3)	(4.4)
Investments in debt securities	39,747.2	30,615.1	9,132.0	29.8	3.9%	4.2%	1,531.8	1,275.8	351.9	(95.9)	256.0	20.1
Total interest-earning assets	257,453.2	234,203.8	23,249.3	9.9	7.6%	8.6%	19,647.5	20,222.8	1,774.3	(2,349.5)	(575.3)	(2.8)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	32,739.6	28,939.5	3,800.1	13.1	0.8%	1.1%	(261.3)	(328.1)	(30.3)	97.2	66.9	(20.4)
Time deposits	85,113.7	82,532.3	2,581.4	3.1	3.6%	4.4%	(3,068.7)	(3,663.4)	(93.1)	687.7	594.6	(16.2)
Savings accounts	82,534.4	70,771.4	11,763.1	16.6	1.3%	2.1%	(1,066.8)	(1,467.6)	(152.0)	552.9	400.8	(27.3)
Total interest-bearing deposits	200,387.7	182,243.1	18,144.6	10.0	2.2%	3.0%	(4,396.8)	(5,459.1)	(398.1)	1,460.4	1,062.3	(19.5)
Interbank borrowings and overnight funds	10,401.1	8,711.4	1,689.7	19.4	1.8%	3.3%	(185.8)	(284.0)	(30.2)	128.4	98.2	(34.6)
Borrowings from banks and others	21,516.3	23,017.2	(1,500.9)	(6.5)	2.9%	3.7%	(631.3)	(860.5)	44.0	185.1	229.1	(26.6)
Bonds issued	30,063.7	27,340.7	2,723.0	10.0	5.4%	5.6%	(1,614.7)	(1,531.6)	(146.2)	63.1	(83.1)	5.4
Borrowings from development entities	3,673.2	3,961.0	(287.8)	(7.3)	2.5%	3.2%	(90.0)	(127.1)	7.1	30.1	37.1	(29.2)
Other funding	65,654.4	63,030.3	2,624.0	4.2	3.8%	4.4%	(2,521.8)	(2,803.1)	(100.8)	382.1	281.3	(10.0)
Total interest-bearing funding	266,042.1	245,273.4	20,768.7	8.5	2.6%	3.4%	(6,918.7)	(8,262.3)	(540.1)	1,883.7	1,343.6	(16.3)

Grupo Aval’s average balance of gross loans increased 7.1% or Ps 14,260.2 billion in 2021 and the average yield was 8.4%, 98 basis points lower than in 2020. Most of the growth is attributable to organic growth (3.9% or Ps 8,062.0 billion) and the Colombian peso depreciation versus the U.S. dollar on foreign currency denominated loans of our Central American operations (0.6% or Ps 1,206.1 billion). Given that MFG was consolidated throughout 2021, but only starting on the quarter ended June 2020, Grupo Aval’s average balances still have Ps 4,992.2 billion or 2.6% of growth explained by the statistical effect of this acquisition. Growth of average balances was lower than that of closing balances (13.2%), partly explained by (i) the difference between a 16.0% year-on-year and a 1.5% average peso depreciation versus the U.S. dollar on foreign currency denominated loans of our Central American operations and (ii) by stronger underwriting dynamics towards the second half of 2021, when social unrest and uncertainty regarding the tax reform dissipated.

The main drivers for the decrease in the average yield were (i) repricing following the reductions in average benchmark rates in Colombia and Central America and (ii) underwriting throughout most part of the year leaned towards lower credit risk segments and products and increased pricing competition related thereto.

The average Central Bank rate in Colombia contracted by 95 basis points to 1.92% in 2021 from 2.87% in 2020 and the average 3-month LIBOR contracted by 49 basis points to 0.16% in 2021 from 0.65% in 2020, which negatively impacted yields in Central America. The end of period Central Bank rate in Colombia increased by 125 basis points to 3.00% at December 31, 2021 from 1.75% a year earlier and the end of period 3-month LIBOR contracted by 3 basis points to 0.21% from 0.24%, respectively. The contractions of both reference rates negatively impacted interest income on interbank and overnight funds as these tend to yield close to these rates.

Our banks granted most of reliefs and structural payment programs between April 2020 and August 2021. Although there is still a portion of our loan book under payment holidays and structural payment programs, the volume has significantly decreased, as explained under the “Net impairment loss on financial assets” section of this analysis. As a result, the recalculation of present values of the renegotiated or modified contractual cash flows discounted at the financial asset’s original effective interest rate impacted interest income in a lesser amount than a year ago. Net modification losses for 2021 amounted to Ps 33.9 billion (Ps 18.9 billion in commercial loans, Ps 8.8 billion in consumer loans, Ps 6.2 billion in mortgages and Ps 0.01 billion in microcredit) compared to Ps 135.1 billion in 2020 (Ps 13.2 billion in commercial loans, Ps 83.0 billion in consumer loans, Ps 36.9 billion in mortgages and Ps 2.0 billion in microcredit).

Grupo Aval’s average balance of interest-earning investments in debt securities increased 29.8% or Ps 9,132.0 billion in 2021 and the average yield was 3.9%, 31 basis points lower than in 2020. Most of the growth is attributable to organic growth (22.5% or Ps 7,254.4 billion) and the Colombian peso depreciation versus the U.S. dollar on foreign currency denominated interest-earning investments in debt securities of our Central American operations (1.0% or Ps 308.7 billion). Given that MFG was consolidated throughout 2021, but only starting on the quarter ended June 2020, Ps 1,568.8 billion or 6.3% growth of Grupo Aval’s average balances was explained by the statistical effect of this acquisition. During the first quarter, portfolios reflected the negative performance of global markets, leading to losses in net trading income and a negative valuation in the FVOCI portfolio during most part of the year. Prior to the downturn of financial markets during February and March 2021 we were able to realize a portion of gains on fixed income investments at FVOCI (recognized under Other income) in Colombia. In addition, given the favorable positioning strategy of our portfolio in Central America during 2020 we were able to realize gains, especially during the first nine months of 2021.

Finally, with respect to interest-bearing funding, the average rate paid was 2.6%, 77 basis points lower than in 2020, and the average balance increased 8.5% or Ps 20,768.7 billion in 2021. Most of the growth is attributable to organic growth (5.3% or Ps 13,334.8 billion) and the Colombian peso depreciation versus the U.S. dollar on foreign currency denominated interest-bearing funding of our Central American operations (1.0% or Ps 2,606.6 billion). Given that MFG was consolidated throughout 2021, but only starting on the quarter ended June 2020, Ps 4,827.3 billion or 2.1% of growth of Grupo Aval’s average balances was explained by the statistical effect of this acquisition. The driver behind this growth was the liquidity provided by interest-bearing deposits which benefited from the expansionary monetary policy implemented in the countries where we operate. This interest rate environment enabled us to drive down rates paid containing interest spreads contraction.

Regarding other funding, the increase in the average balance of bonds issued is mainly explained by (i) the translation effect of the Colombian peso depreciation on our U.S. dollar denominated issued bonds, (ii) Banco de Bogotá’s Ps 600.0 billion ordinary bond issuance in February 2021, (iii) Banco AV Villas’ first time bond issuance in an amount of Ps 500.0 billion on February 2021 and (iv) Corficolombiana’s Ps 500.0 billion social bonds issuance in October 2021.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(4,500.1)	(6,267.2)	1,767.1	(28.2)
Impairment (loss) recovery on other financial assets	(16.2)	(74.8)	58.5	(78.3)
Recovery of charged-off financial assets	481.2	328.1	153.1	46.7
Net impairment loss on financial assets	(4,035.1)	(6,013.9)	1,978.8	(32.9)

Grupo Aval’s impairment loss on loans and other accounts receivable decreased driven by the economic recovery experienced in the countries in which we operate and the improvement of our clients’ payment behavior. This resulted in an improvement of ECL, the delinquency ratios and the composition of our portfolio by stages, that ultimately led to a 28.2% or Ps 1,767.1 billion decrease in impairment loss on loans and other accounts receivable. In addition, recovery of charged-off financial assets increased 46.7% or Ps 153.1 billion, driven by (i) a normalization of our customers’ conditions that resulted from lower uncertainty and an improvement in employment conditions and (ii) better public health conditions under which our banks carry out collection processes. For more information regarding Grupo Aval’s risk management measures implemented during 2021 please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

The improvement in impairment (loss) recovery on other financial assets was driven by the maturity of investments in debt securities impaired during 2020 that enabled the recovery of impairment losses, mainly in public debt of Costa Rica, El Salvador and Panama.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		2021 vs. 2020	year ended December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points	2021	2020	basis points

	(in Ps billions)
Commercial	(1,468.2)	(2,213.1)	744.9	(33.7)	1.3%	2.0%	(72)	1.2%	1.9%	(74)
Consumer	(2,813.4)	(3,657.8)	844.4	(23.1)	4.0%	5.7%	(171)	3.4%	5.2%	(185)
Mortgage	(170.2)	(290.1)	120.0	(41.3)	0.6%	1.2%	(58)	0.6%	1.2%	(58)
Microcredit	(17.5)	(76.0)	58.5	(77.0)	5.1%	19.6%	(1,444)	2.7%	18.1%	(1,542)
Gross loans	(4,469.3)	(6,237.1)	1,767.8	(28.3)	2.1%	3.1%	(103)	1.9%	3.0%	(109)
Interbank and overnight funds	(1.5)	0.1	(1.7)	(1,239.0)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(4,470.9)	(6,236.9)	1,766.1	(28.3)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(29.2)	(30.3)	1.0	(3.5)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(4,500.1)	(6,267.2)	1,767.1	(28.2)	2.1%	3.1%	(103)	1.9%	3.0%	(109)

Grupo Aval’s composition of gross loans per stage improved driven by the following factors:

1.	Uncertainty about borrowers’ payment capacity decreased in 2021, as payment holidays ended and payment behavior patterns of clients under programs consolidated, ECL models were updated with information that is likely to more accurately reflect future conditions of our borrowers. In 2020, overlays intended to anticipate future performance of delinquency were put in place and drove a Ps 23.1 trillion transfer of gross loans from Stage 1 to Stage 2. In 2021, Ps 10.1 trillion of gross loans transferred from Stage 2 to Stage 1 and Ps 7.1 trillion showed further signs of deterioration and were transferred to Stage 3, the majority of which was ultimately charged-off.
2.	In 2021, the balance of Stage 2 loans increased 1.2% or Ps 310.4 billion and decreased its weight on the overall mix of Stages to 11.8% in 2021 from 13.2% in 2020. However, consumer and commercial differed in performance.
a.	Consumer: The balance of Stage 2 consumer loans decreased 13.7% or Ps 1,554.0 billion in 2021 as compared to a Ps 7,475.3 billion increase in 2020. As such, impairment losses required to cover ECL were less than a year earlier. In 2021 results were driven by the positive performance of relieved loans as shown by net repayments of loans amounting to Ps 1,703.7 billion and by net transfer outflows of Ps 420.8 billion from or to Stage 2. Loans that were transferred to Stage 3 had higher probabilities of default (PD) than the loans that remained under Stage 2. As a result, loss allowance as a percentage of gross consumer loans decreased to 14.2% in 2021 from 17.1% in 2020. At December 31, 2021, 46.4% of our consumer loans were payroll loans -mainly to Government employees and retirees- and 10.9% were automobile loans.
b.	Commercial: The balance of Stage 2 commercial loans increased 19.3% or Ps 1,904.3 billion in 2021 as compared to Ps 7,076.6 billion in 2020. The performance for 2021 was driven by a Ps 1,206.4 billion increase in Central America, particularly in Panama as payment holidays ended in September 2021 and resulted in increased delinquency. In addition, a Ps 697.8 billion deterioration occurred in Colombia, mainly in loans that were given relief or were under structural payment programs. As a result, loss allowance as a percentage of gross commercial loans increased to 8.6% in 2021 from 8.2% in 2020. At December 31, 2021, 51.5% of our commercial loans were collateralized or were secured by other banks.
3.	Economic performance in 2021 was better than initially estimated when applying forward-looking macroeconomic information in 2020. In addition, risk models give a higher weight to recent history when incorporating economic information, this benefited ECL as 2021 was a year of recovery from the effects of the pandemic. As such, the forward-looking component of loss allowance decreased by Ps 93.3 billion.
4.	Origination activity improved significantly in 2021. The share of Stage 1 loans on the overall mix increased to 82.2%, up from 80.7% a year earlier, driven by Ps 23.8 trillion new financial assets originated (net of payments) in 2021. This was 3.7 times or Ps 17.4 trillion more than in 2020 and 47.1% or Ps 7.6 trillion more than in 2019.

For more information on loss allowance calculations, please refer to Note 4 of our audited consolidated financial statements.

The following table shows our gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2021 vs. 2020
	2021				2020							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	100,858.4	11,748.0	9,421.4	122,027.8	92,626.1	9,843.7	8,517.1	110,986.9	8.9	19.3	10.6	9.9
Consumer	63,811.7	9,828.7	3,248.7	76,889.1	51,453.5	11,382.7	2,999.2	65,835.5	24.0	(13.7)	8.3	16.8
Mortgages	22,743.1	5,278.5	1,098.7	29,120.3	18,537.9	5,217.9	803.0	24,558.8	22.7	1.2	36.8	18.6
Microcredit	187.4	43.4	87.0	317.7	178.6	143.9	49.9	372.3	5.0	(69.9)	74.4	(14.7)
Gross loans	187,600.7	26,898.6	13,855.7	228,355.0	162,796.1	26,588.2	12,369.2	201,753.5	15.2	1.2	12.0	13.2

Commercial	82.7%	9.6%	7.7%	100.0%	83.5%	8.9%	7.7%	100.0%
Consumer	83.0%	12.8%	4.2%	100.0%	78.2%	17.3%	4.6%	100.0%
Mortgages	78.1%	18.1%	3.8%	100.0%	75.5%	21.2%	3.3%	100.0%
Microcredit	59.0%	13.6%	27.4%	100.0%	48.0%	38.6%	13.4%	100.0%
Composition of gross loans per Stage	82.2%	11.8%	6.1%	100.0%	80.7%	13.2%	6.1%	100.0%

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for detailed information regarding reliefs and structural payment programs granted by Grupo Aval during 2021 and 2020. In general terms, Colombian and Central American Governments (excluding Nicaragua) adopted measures aimed at mitigating the negative effect of the pandemic on their respective economies, including through the regulation of an extension on tax returns and payments deadlines, temporary payment holidays on loans and a reduction and/or freezing of interest rates, without negative consequences on credit scores or payment records. Although each bank tailored reliefs and structural payment programs to best suit their clients’ profiles, such support measures shared certain general characteristics. In this section, retail portfolios under relief programs consisted mainly of credit cards, mortgages, automobile, and personal loans.

In Colombia, the Superintendency of Finance issued External Circular 012 of May 31, 2021, extending the end of the PAD program until August 31, 2021. At December 31, 2021, 15.1% (24.5% in 2020) of our gross loans in Colombia had benefited from reliefs or were under PAD. At the same date, payment holidays were materially over. Loans past due more than 30 days that had benefited either from payment holidays or PAD represented 1.4% (1.2% in 2020) of gross loans or 9.3% (5.3% in 2020) of loans that had active payment schedules. Loans past due more than 90 days that had been benefited either from payment holidays or PAD represented 1.0% (0.6% in 2020) of gross loans or 6.7% (2.8% in 2020) of loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under PAD in Colombia, as well as their proportion over each category of loans at the date indicated.

	Outstanding balance of loans that were relieved and under PAD
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	11,100.6	49.7	743.2	177.0	600.1	12,670.4	14,510.0	2,611.0	676.5	201.7	309.1	18,308.3
As a % of commercial loans	13.8%	0.1%	0.9%	0.2%	0.7%	15.8%	18.6%	3.3%	0.9%	0.3%	0.4%	23.5%
Consumer	3,772.8	—	338.2	247.0	620.8	4,978.9	7,050.6	930.2	627.7	374.9	408.6	9,392.0
As a % of consumer loans	7.9%	0.0%	0.7%	0.5%	1.3%	10.5%	16.5%	2.2%	1.5%	0.9%	1.0%	22.0%
Mortgages	2,705.4	—	367.8	130.8	134.1	3,338.0	3,676.1	66.1	343.3	133.8	59.5	4,278.7
As a % of mortgages	23.1%	0.0%	3.1%	1.1%	1.1%	28.6%	36.2%	0.7%	3.4%	1.3%	0.6%	42.1%
Microcredit	37.3	—	14.5	7.8	46.7	106.3	161.6	2.0	19.2	11.0	10.2	204.1
As a % of microcredit loans	11.7%	0.0%	4.6%	2.4%	14.7%	33.4%	43.4%	0.5%	5.2%	3.0%	2.7%	54.8%
Gross loans	17,616.1	49.7	1,463.7	562.5	1,401.7	21,093.6	25,398.3	3,609.3	1,666.7	721.4	787.4	32,183.1
As a % of gross loans	12.6%	0.0%	1.0%	0.4%	1.0%	15.1%	19.4%	2.8%	1.3%	0.5%	0.6%	24.5%

In Central America, regulation issued by the Superintendency of Banks in Panamá extended the payment holidays until September 2021. In El Salvador, authorities extended payment holidays for certain loan categories until March 2021. At December 31, 2021, 35.8% (47.2% in 2020) of gross loans in our Central American operations had been benefited from reliefs or were under structural payment programs. At the same date, 2.0% (15.2% in 2020) of their gross loans were under payment holidays. Loans past due more than 30 days that had benefited either from payment holidays or structural payment programs represented 1.8% (stable from 2020) of gross loans or 5.3% (5.5% in 2020) of loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or structural payment programs represented 0.9% (0.8% in 2020) of gross loans or 2.7% (2.5% in 2020) of loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and restructured under structural payment programs in Central America, as well as their proportion over each category of loans at the date indicated.

	Outstanding balance of loans that were relieved and under structural payment programs
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	10,557.1	837.5	278.5	75.0	116.1	11,864.2	7,875.9	5,175.8	175.4	56.0	47.6	13,330.6
As a % of commercial loans	25.3%	2.0%	0.7%	0.2%	0.3%	28.4%	23.9%	15.7%	0.5%	0.2%	0.1%	40.5%
Consumer	8,430.1	572.1	584.9	443.4	377.2	10,407.9	7,178.2	2,534.9	540.4	470.0	384.8	11,108.2
As a % of consumer loans	28.7%	1.9%	2.0%	1.5%	1.3%	35.4%	30.9%	10.9%	2.3%	2.0%	1.7%	47.8%
Mortgages	7,962.8	355.8	558.4	262.7	302.3	9,442.0	5,244.0	3,001.2	349.5	167.1	127.1	8,889.0
As a % of mortgages	45.7%	2.0%	3.2%	1.5%	1.7%	54.2%	36.4%	20.8%	2.4%	1.2%	0.9%	61.7%
Gross loans	26,950.1	1,765.4	1,421.8	781.1	795.6	31,714.0	20,298.2	10,711.8	1,065.3	693.1	559.4	33,327.8
As a % of gross loans	30.4%	2.0%	1.6%	0.9%	0.9%	35.8%	28.8%	15.2%	1.5%	1.0%	0.8%	47.2%

At December 31, 2021, asset quality measured by loans at least 91 days past due had improved 66 basis points to 2.9% as compared to a year earlier. At December 31, 2021, 23.1% (32.5% in 2020) of our gross loans had benefited from reliefs, were under PAD or structural payment programs. At the same date, 0.8% (7.1% in 2020) of our gross loans were under payment holidays. Loans past due more than 30 days that had benefited either from payment holidays or structural payment programs represented 1.6% (1.3% in 2020) of gross loans or 6.9% (5.4% in 2020) of loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or structural payment programs represented 1.0% (0.7% in 2020) of gross loans or 4.3% (2.6% in 2020) of loans that had active payment schedules. The following table shows the outstanding consolidated balances and status of loans that were relieved and under structural payment programs (including PAD), as well as their proportion over each category of consolidated loans at the date indicated.

	Outstanding balance of loans that were relieved and under PAD or structural payment programs
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	21,657.7	887.1	1,021.7	251.9	716.2	24,534.6	22,385.9	7,786.7	851.9	257.7	356.7	31,638.9
As a % of commercial loans	17.7%	0.7%	0.8%	0.2%	0.6%	20.1%	20.2%	7.0%	0.8%	0.2%	0.3%	28.5%
Consumer	12,203.0	572.1	923.2	690.5	998.0	15,386.8	14,228.8	3,465.1	1,168.1	844.8	793.4	20,500.3
As a % of consumer loans	15.9%	0.7%	1.2%	0.9%	1.3%	20.0%	21.6%	5.3%	1.8%	1.3%	1.2%	31.1%
Mortgages	10,668.3	355.8	926.1	393.4	436.3	12,780.0	8,920.1	3,067.3	692.8	300.9	186.6	13,167.6
As a % of mortgages	36.6%	1.2%	3.2%	1.4%	1.5%	43.9%	36.3%	12.5%	2.8%	1.2%	0.8%	53.6%
Microcredit	37.3	—	14.5	7.8	46.7	106.3	161.6	2.0	19.2	11.0	10.2	204.1
As a % of microcredit loans	11.7%	0.0%	4.6%	2.4%	14.7%	33.4%	43.4%	0.5%	5.2%	3.0%	2.7%	54.8%
Gross loans	44,566.2	1,815.1	2,885.5	1,343.6	2,197.3	52,807.6	45,696.4	14,321.2	2,732.1	1,414.4	1,346.9	65,510.9
As a % of gross loans	19.5%	0.8%	1.3%	0.6%	1.0%	23.1%	22.6%	7.1%	1.4%	0.7%	0.7%	32.5%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Grupo Aval (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2021 vs. 2020		at December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	3,736.6	4,461.0	(724.4)	(16.2)	3.1%	4.0%	(96)
Consumer	1,989.3	1,954.7	34.6	1.8	2.6%	3.0%	(38)
Mortgages	817.9	722.0	95.9	13.3	2.8%	2.9%	(13)
Microcredit	86.9	49.8	37.1	74.6	27.4%	13.4%	1,398
Gross loans	6,630.7	7,187.5	(556.8)	(7.7)	2.9%	3.6%	(66)

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2021 vs. 2020		of average gross loans		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	1,284.1	1,477.7	(193.6)	(13.1)	1.1%	1.3%	(22)
Consumer	3,541.2	2,382.2	1,159.1	48.7	5.0%	3.7%	129
Mortgages	60.3	85.4	(25.1)	(29.4)	0.2%	0.4%	(13)
Microcredit	49.9	51.7	(1.8)	(3.5)	14.6%	13.3%	127
Total charge-offs	4,935.5	3,997.0	938.5	23.5	2.3%	2.0%	30
(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 170.1% in 2021 and 151.7% in 2020. The progressive expiration of relief programs impacted the amount of charge-offs in 2021 as they had temporarily reduced past due loan formation in 2020 and halted charge-offs based on thresholds for days past due set out in each of our bank’s policies. As these loans grew delinquent, they were charged-off. Charge-offs as a percentage of average gross loans increased explained by a higher ratio in consumer loans associated with delinquency of relieved loans and partially offset by a lower ratio in commercial loans. Charge-offs for commercial loans decreased due to the Ps 823.8 billion charge-off of the exposure to Concesionaria Ruta del Sol recorded during the third quarter of 2020, that was partially offset by and increase charge-offs of other loans that became delinquent, a portion of which had been previously relieved.

Net income from commissions and fees

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Banking fees	4,693.5	4,178.9	514.6	12.3
Bonded warehouse services	169.4	155.3	14.1	9.1
Trust activities and portfolio management services	336.6	343.3	(6.6)	(1.9)
Pension and severance fund management	1,253.7	1,158.5	95.2	8.2
Income from commissions and fees	6,453.2	5,835.9	617.3	10.6
Expenses from commissions and fees	(841.8)	(742.5)	(99.3)	13.4
Net income from commissions and fees	5,611.4	5,093.4	518.0	10.2

Income from commissions and fees increased 10.6% or Ps 617.3 billion, positively impacted by a 12.3% or Ps 514.6 billion increase in banking fees related to the following:

1.	Banking service fees increased 10.7% or Ps 303.2 billion due to (i) higher transaction volumes on our branch network, especially during the last quarter of the year and (ii) higher bancassurance income in 2021 due to an increase in retail underwriting. Banking service fees increased 11.7% or Ps 134.5 billion in Colombia and 10.1% or Ps 168.7 billion in Central America (8.1% or U.S.$37.0 million).
2.	Debit and credit card fees increased 16.5% or Ps 213.7 billion mainly explained by a 31.5% or Ps 246.4 billion increase in income from merchant acquiring, as transactions on point-of-sale (POS) were significantly higher in 2021 exceeding pre-pandemic levels in both regions where we operate. Debit and credit card fees increased 12.6% or Ps 73.8 billion in Colombia and 19.6% or Ps 139.9 billion in Central America (16.5% or U.S.$32.2 million).

The Ps 95.2 billion increase in fees from pension and severance fund management was primarily driven by (i) a Ps 71.9 billion increase in fee income from mandatory pension fund management, (ii) a Ps 30.7 billion increase in fee income from severance fund management driven by an increase in the number of clients and assets under management, (iii) a Ps 5.7 billion increase in revenues received from voluntary pension fund management mainly due to an increase in the balance of assets under management, and (iv) a Ps 13.2 billion decrease in fee income third-party pension fund management, mainly FONPET. Mandatory pension fund management was driven by a Ps 38.0 billion increase in fees charged by Porvenir to non-contributing clients (performance-based) due to higher returns on assets under management, a Ps 22.7 billion increase in fees charged by Porvenir to contributing clients (contribution-based) related to the improvement in employment, and a Ps 11.3 billion increase in fees charged by BHI under pension fund management services.

The increase in expenses from commissions and fees was mainly driven by expenses related to the recovery of income from commissions and fees and by higher fees paid for external sales-forces, as commercial activity increased after contracting due to the lockdowns during most part of 2020.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Income from sales of goods and services	10,450.9	9,144.8	1,306.1	14.3
Costs and expenses of sales of goods and services	(7,352.0)	(6,321.5)	(1,030.5)	16.3
Gross profit from sales of goods and services	3,098.9	2,823.3	275.6	9.8

Gross profit from sales of goods and services mainly reflects the result of Corficolombiana’s non-financial companies. Infrastructure companies were the largest contributor to this line item with Ps 2,367.9 billion in 2021. This sector drove the overall performance in gross profit from sales of goods and services growing 15.7% or Ps 321.7 billion compared to 2020 mainly explained by (i) increases in the internal rate of return (DOB or “Diferencial de Obra Bruto”) used to calculate financial assets of concession arrangements, driven by the depreciation of the Colombian peso relative to the U.S. dollar and its positive effect on U.S. dollar denominated future guaranteed payments and (ii) construction progress in Covioriente (25.4% in 2021 compared to 20.9% in 2020).

Gross profit for energy and gas companies in 2021 was Ps 1,060.2 billion, Ps 79.0 billion less than in 2020. Income increased 7.5% or Ps 348.1 billion and costs increased 12.2% or Ps 427.0 billion. The decrease in gross profit was mainly explained by the absence of a Ps 373.5 billion (U.S.$107.7 million) income in Gases del Pacífico and Gases del Perú, arising from the remeasurement of an intangible asset related to concession contracts in December 2020. This income resulted from a reassessment of the company’s commercial potential evidenced by an increase in the number of industrial clients, favorable arbitration outcomes and adjustments in the tariff frameworks, that allowed the remeasurement of future recoverable cash flows. Partially offsetting the effect of a high comparison base in 2020, Promigas’ grew its recurring business activities by 16.9% or Ps 721.6 billion.

Gross loss for hospitality companies in 2021 was Ps 14.1 billion, Ps 7.5 billion an improvement relative to the Ps 21.6 billion loss in 2020. Income increased 89.8% or Ps 140.5 billion driven by an increase in occupancy rates toward the second half of the year as lockdowns and travel restrictions were lifted. Costs increased 74.7% or Ps 132.9 billion driven by the reactivation of activities.

Gross profit for agribusiness companies in 2021 was Ps 56.8 billion, Ps 33.7 billion more than in 2020. Income increased 50.2% or Ps 84.4 billion due to a higher price of rubber and African palm oil, while costs increased 34.9% or Ps 50.7 billion mainly explained by the increase in inflation and supply chain disruptions.

Gross loss for other sectors was Ps 371.8 billion, mainly reflects operating costs of other services companies (mainly call-centers) that provide Grupo Aval’s entities with BPO and external sales-force services, Ps 8.3 billion more than the Ps 363.5 billion gross loss in 2020.

For a detailed analysis of the different sectors see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Corficolombiana” and for information related to concession arrangements rights see Note 16 of our audited consolidated financial statements.

Net trading income

Grupo Aval’s net trading income (refer to Note 29 of our audited consolidated financial statements) was Ps 948.7 billion in 2021, Ps 346.7 billion or 26.8% lower than in 2020, resulting from Ps 475.6 billion decrease in income from investment securities at fair value through profit or loss and a Ps 128.9 billion increase in net trading income from derivatives. The performance of net trading income from derivatives was offset by a Ps 275.8 billion decrease in foreign exchange gains (losses), net, recognized under other income.

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

Total income from investment securities for Grupo Aval (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 1,682.3 billion for 2021, 11.5% or Ps 219.6 billion less than in 2020. This was primarily driven by 141 basis points decrease in the average yield on total investment securities to 3.4% in 2021 from 4.8% in 2020, generating a Ps 561.9 billion decrease in interest income. Partially offsetting the above was a Ps 10,169.3 billion increase in the average balance of total investment securities to Ps 49,970.6 billion in 2021, resulting in a Ps 342.4 billion increase in interest income. The main drivers for this performance were discussed above in net interest income.

Net income from other financial instruments mandatorily at FVTPL

Net income from financial instruments mandatorily at FVTPL reflect the fair value of concession arrangements entered between Promigas and the Colombian Government and increased by Ps 17.7 billion to Ps 270.1 billion in 2021 as compared to 2020.

Other income

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	87.2	363.0	(275.8)	(76.0)
Share of profit of equity accounted investees, net of tax (Equity method)	300.2	220.2	80.1	36.4
Net gain on sale of debt and equity securities	315.0	613.2	(298.3)	(48.6)
Dividends	159.1	91.6	67.6	73.8
Gain (loss) on the sale of non-current assets held for sale	36.2	112.0	(75.8)	(67.7)
Gain on sale of property, plant and equipment	23.8	22.9	0.8	3.6
Net gain (loss) in asset valuation	21.0	(50.3)	71.3	(141.7)
Other	351.5	344.3	7.3	2.1
Other income	1,294.0	1,716.9	(422.9)	(24.6)

Other income decreased 24.6% or Ps 422.9 billion, mainly because of a decrease in net gain on sale of debt and equity securities. The Ps 298.3 billion decrease in net gain on sale of debt and equity securities was explained by temporary favorable conditions in fixed income markets during 2020 that were not present in 2021, especially in our Colombian operations. The Ps 275.8 billion decrease in foreign exchange gains (losses), net to a Ps 87.2 billion net gain was partially offset by the Ps 128.9 billion increase in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2021 was a Ps 885.4 billion gain, Ps 146.9 billion lower than in 2020, mainly explained by the realization of Ps 246.5 billion in foreign currency denominated retained earnings in Banco de Bogotá’s offshore agencies in Miami and New York in 2020.

The Ps 75.8 billion decrease in gain (loss) on the sale of non-current assets held for sale and the Ps 71.3 billion increase in net gain (loss) in asset valuation are mainly explained by the following transaction carried out during 2020. Grupo Aval, through Banco de Bogotá and Banco de Occidente, optimized its PP&E structure by transferring some non-strategic investment properties and non-current assets held for sale in exchange for equity in NEXUS Real Estate Capital Funds (a private equity fund specialized in real estate management). The transaction resulted in 2020 in a Ps 92.9 billion gain on the sale of non-current assets held for sale (as their fair value was higher than their book value at the time of transfer) and a Ps 22.7 billion net loss in asset valuation for investment properties (as their fair value at the time of transfer was lower than their book value), with a net positive effect of Ps 70.1 billion.

The Ps 80.1 billion increase in share of profit of equity accounted investees, net of tax (equity method) was driven by (i) a Ps 37.9 billion increase in Cálidda due to an increase in productivity of internal installations, relocation of networks and reconnections of domestic gas, (ii) a Ps 27.7 billion increase in Aerocali (airport concession in Cali held through Corficolombiana) which recovered from the negative impact of travel restrictions in place throughout 2020, and (iii) a Ps 8.9 billion increase from ACH due to increased volumes of automated clearinghouse transactions.

The Ps 67.6 billion increase in dividends was mainly driven by a Ps 63.2 billion increase from Grupo Energía de Bogotá (GEB) of which Ps 45.2 billion correspond to an extraordinary dividend declared in September 2021.

Other expenses

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(3.2)	(3.4)	0.2	(7.0)
Personnel expenses	(4,513.0)	(4,400.5)	(112.5)	2.6
Administrative and other expenses	(5,467.4)	(4,966.4)	(501.0)	10.1
Depreciation and amortization	(1,031.0)	(1,015.4)	(15.6)	1.5
Impairment loss on other assets	(72.2)	(7.1)	(65.2)	922.6
Other	(309.9)	(260.0)	(49.9)	19.2
Other expenses	(11,396.7)	(10,652.7)	(743.9)	7.0

In 2021, we continued with our initiatives of cost contention. Other expenses increased 7.0% or Ps 743.9 billion. However, this includes the negative impact of the Colombian peso depreciation against the U.S. dollar on our Central American expenses.

1.	In Colombia, other expenses increased 5.6% or Ps 340.1 billion, in line with inflation, to Ps 6,394.3 billion led by a 4.7% or Ps 138.1 billion increase in administrative and other expenses, a 3.9% or Ps 93.1 billion increase in personnel expenses, a Ps 58.7 billion increase in impairment loss on other assets and a Ps 49.4 billion increase in other.

a.	The increase in administrative and other expenses is mostly attributable to (i) 34.5% or Ps 52.0 billion increase in affiliation, contributions and transfers due to higher payment processing transactions on POS, (ii) 10.9% or Ps 41.2 billion increase in insurance expenses, mainly related to deposit insurance expenses due the increase in the average balance of deposits between 2021 and 2020, and (iii) a 35.9% or Ps 44.5 billion increase in marketing expenses, which returned to 90.1% of pre-pandemic levels, after contracting 33.7% during 2020 in an effort to contain the negative effects of the pandemic on our business and taking into account the reduced commercial activity throughout the year.
b.	The increase in personnel expenses resulted from a 2.3% or Ps 53.4 billion increase in salaries and employee benefits and a 46.2% or Ps 39.7 billion increase in labor severances and bonus plan payments, as commercial incentives increased vis-à-vis with the recovery in origination activity. For reference, the minimum wage in Colombia increased by 3.5% in 2021 as compared to 2020.
c.	The Ps 58.7 billion increase in impairment loss on other assets was driven by a Ps 56.8 billion provision recognized by Corficolombiana on its investment in Covipacífico due to excess costs expected to be incurred on the Pacífico 1 project.
d.	The Ps 49.4 billion increase in other is explained by a Ps 53.3 billion increase in provisions related to emerging costs of legal proceedings arising from individual civil lawsuits originated from mandatory pension fund clients in Porvenir.
2.	In Central America, other expenses increased 8.8% or Ps 403.8 billion to Ps 5,002.4 billion, led by (i) a 18.0% or Ps 362.9 billion increase in administrative and other expenses, mainly explained by higher payment processing transactions on POS, (ii) a 1.0% or Ps 19.4 billion increase in personnel expenses, and (iii) a 3.2% or Ps 14.6 billion increase in depreciation and amortization. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments— BHI”.

In U.S. dollars, other expenses increased 6.9% or U.S.$85.8 million to U.S.$1,333.0 million, led by (i) a 15.6% or U.S.$85.2 million increase in administrative and other expenses, (ii) a 0.4% or U.S.$2.3 million decrease in personnel expenses and (iii) a 1.0% or U.S.$1.3 million increase in depreciation and amortization.

Given that Grupo Aval’s other expenses increased by 7.0% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income) increased by 3.5%, the cost to income efficiency ratio was 47.6% in 2021 as compared to 46.0% in 2020, similar to pre-pandemic levels. The ratio of other expenses as a percentage of average assets improved to 3.3% in 2021, down from 3.4% in 2020.

Tax expense

Income tax expense for Grupo Aval increased by 54.7%, or Ps 1,008.1 billion, to Ps 2,851.8 billion in 2021. The increase was driven by (i) a 31.6% or Ps 2,044.9 billion increase in income before tax expense and (ii) the effects of the tax reform on deferred taxes, which was particularly marked on our non-financial companies operating in the infrastructure sector due to the temporary differences between income recognition under IFRS15 and Government payments of future guaranteed cash flows. The effect of the tax reform on Grupo Aval’s tax expense amounted to Ps 473.8 billion. Grupo Aval’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 35.4% in 2021 and 29.9% in 2020. For more information on income tax expense please refer to Note 19 of our audited consolidated financial statements.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased 3.9%, or Ps 88.7 billion, to Ps 2,370.8 billion in 2021 compared to 2020. The ratio of net income attributable to non-controlling interest to net income decreased to 41.8% in 2021 from 49.3% in 2020. The decrease in this ratio is mainly attributable to (i) an increase in the results of our banking operations, where we hold non-controlling interests and (ii) a 21.9% decrease in Corficolombiana’s attributable net income, of which 60.0% is attributable to non-controlling shareholders (see Note 26 of our audited consolidated financial statements).

Management Discussion and Analysis of Operating Segments

In the following section we will refer to the consolidated results of our main operating segments. Overall, the principal drivers for our operating segments are the same as those discussed under Grupo Aval’s Management Discussion and Analysis. As such, the following section will focus on the drivers affecting each of our operating segments rather than revisiting the general discussion.

During 2021 Grupo Aval modified its business segments structure compared to the business segment structure used in previous years.

The modified structure evaluates Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (Porvenir) separately from the Banco de Bogotá S.A. segment. This modification resulted from the change in control of Porvenir, which is now under direct control of Grupo Aval. The change in control did not modify Grupo Aval’s ownership percentage or derived in any financial impact on Grupo Aval’s consolidated financial statements. In the case of Banco de Bogotá, after the deconsolidation, Porvenir is classified as an investment in associates.

In addition, on September 2021, Leasing Bogotá S.A. Panamá (LB Panamá) changed its name to BAC Holding International Corp. (BHI), and its 99.57% stake in Multi Financial Group, Inc. (MFG) was spun-off to Banco de Bogotá, through a new holding company established in Panama under the name Multi Financial Holding (MFH), whose sole shareholder is Banco de Bogotá with a 100% stake. MFH received a 99.57% interest in MFG, becoming its direct parent. This transaction had no effect on Banco de Bogotá or Grupo Aval’s consolidated financial statements.

Banco de Bogotá and BHI’s operating segment figures previously reported for 2020 have been modified to be consistent with 2021. As a result, the Banco de Bogotá segment was modified to (i) reflect Porvenir as an investment in associates under the “Share of profit of equity accounted investees, net of tax (Equity method)” line included in “Other income” and (ii) to consolidate MFH on a line by line basis. On the other hand, the BHI segment was modified to show the MFH operation as a discontinued operation. The modified BHI is reflected in the Banco de Bogotá segment in a single line under “Participation in results of subsidiaries” included in “Other income”.

The presentation format in the following tables follows the structure of the Consolidated Statement of Income in our audited consolidated financial statements and may differ from the presentation of our operating segments in Note 31 of our audited consolidated financial statements in that the following tables aggregate intersegment and external income.

Net income attributable presented in the following section refers to net income attributable to the owners of each of the subsidiaries presented herein. Grupo Aval’s ownership in each subsidiary is described in “Item 4. Information on the company—C. Organizational structure”.

In March 2022, Banco de Bogotá executed a spin-off of a 75% equity stake in BHI to its shareholders and Grupo Aval subsequently spun-off its equity interest to its shareholders. We have retained an indirect stake of approximately 17.2% in BHI (representing our proportional interest in the 25% equity stake in BHI retained by Banco de Bogotá). Accordingly, in future periods, we will no longer consolidate BHI and its subsidiaries and will no longer report BHI as an operating segment.

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to owners of the parent for the year ended December 31, 2021 was Ps 4,356.1 billion, increasing 98.2% or Ps 2,158.2 billion compared to the year ended December 31, 2020. The following discussion describes the main drivers of Banco de Bogotá’s results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020.

	Banco de Bogotá
	For the year ended		Change 2021 vs
	December 31,		2020
	2021	2020	#	%

	(in Ps billions)
Total interest income	6,170.5	6,317.0	(146.5)	(2.3)
Total interest expense	(2,122.2)	(2,612.2)	490.1	(18.8)
Net interest income	4,048.3	3,704.8	343.6	9.3
Impairment loss on loans and other accounts receivable	(1,899.3)	(2,698.6)	799.3	(29.6)
Impairment (loss) recovery on other financial assets	0.1	(11.8)	11.9	(100.8)
Recovery of charged-off financial assets	219.6	137.5	82.1	59.7
Net impairment loss on financial assets	(1,679.6)	(2,572.9)	893.3	(34.7)
Net interest income, after impairment losses	2,368.8	1,131.9	1,236.9	109.3
Net income from commissions and fees	1,098.8	958.5	140.2	14.6
Gross loss from sales of goods and services	(126.7)	(122.5)	(4.2)	3.5
Net trading income	538.6	603.4	(64.8)	(10.7)
Other income	3,554.8	2,337.1	1,217.8	52.1
Other expenses	(2,756.5)	(2,673.0)	(83.5)	3.1
Net income before tax expense	4,677.8	2,235.4	2,442.4	109.3
Income tax expense	(252.6)	(18.8)	(233.8)	1,247.0
Net income for the year from continued operations	4,425.2	2,216.6	2,208.6	99.6
Net income for the year from discontinued operations	(64.2)	(19.9)	(44.4)	223.4
Net income for the year	4,361.0	2,196.7	2,164.2	98.5
Net income for the year attributable to:
Owners of the parent	4,356.1	2,197.9	2,158.2	98.2
Non-controlling interest	4.8	(1.2)	6.0	(515.3)

Net interest income

Net interest income increased 9.3% or Ps 343.6 billion to Ps 4,048.3 billion in 2021. Total interest expense decreased 18.8% or Ps 490.1 billion, more than total interest income, resulting from a 74 basis points reduction in the average interest rate paid on interest-bearing funding that was partially offset by a 7.7% or Ps 6,605.9 billion increase in the average balance of interest-bearing funding. Total interest income performance was driven by a 96 basis points decrease in the average yield of interest-earning assets that was partially offset by a 11.9% or Ps 9,834.8 billion increase in the average balance of interest-earning assets. Yields and rates paid were pressured downwards by a declining average benchmark interest rate and a high liquidity environment. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 15 basis points to 5.3%. In turn, net interest margin contracted by 10 basis points to 4.4%. The main drivers impacting interest-earning assets and interest-bearing funding during 2021, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2021 vs. 2020		the year ended December 31,		year ended December 31,		Change, 2021 vs. 2020
2021	2020	#	%	2021	2020	2021	2020	#	%

(in Ps billions)						(in Ps billions)
92,342.5	82,507.7	9,834.8	11.9	4.4%	4.5%	4,048.3	3,704.8	343.6	9.3

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	53,938.2	50,623.5	3,314.7	6.5	5.2%	6.2%	2,807.5	3,140.6	172.5	(505.6)	(333.1)	(10.6)
Consumer	17,505.0	15,081.9	2,423.1	16.1	13.2%	14.6%	2,305.6	2,205.0	319.1	(218.6)	100.6	4.6
Mortgages	7,884.4	5,930.3	1,954.1	33.0	7.2%	7.7%	565.8	457.1	140.2	(31.5)	108.7	23.8
Microcredit	338.2	383.0	(44.8)	(11.7)	22.9%	24.9%	77.6	95.2	(10.3)	(7.3)	(17.6)	(18.5)
Gross loans	79,665.9	72,018.8	7,647.1	10.6	7.2%	8.2%	5,756.5	5,897.9	552.6	(694.0)	(141.4)	(2.4)
Interbank and overnight funds	345.9	420.6	(74.8)	(17.8)	18.0%	21.0%	62.4	88.2	(13.5)	(12.3)	(25.8)	(29.2)
Total gross loans	80,011.8	72,439.4	7,572.3	10.5	7.3%	8.3%	5,818.9	5,986.1	550.7	(717.9)	(167.2)	(2.8)
Investments in debt securities	12,330.7	10,068.3	2,262.5	22.5	2.9%	3.3%	351.6	330.9	64.5	(43.8)	20.8	6.3
Total interest-earning assets	92,342.5	82,507.7	9,834.8	11.9	6.7%	7.7%	6,170.5	6,317.0	657.2	(803.7)	(146.5)	(2.3)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	7,521.6	8,346.1	(824.4)	(9.9)	0.7%	1.3%	(54.7)	(109.8)	6.0	49.1	55.1	(50.2)
Time deposits	30,910.6	28,371.7	2,538.9	8.9	2.8%	3.7%	(879.6)	(1,043.6)	(72.2)	236.2	164.0	(15.7)
Savings accounts	30,324.5	26,962.2	3,362.3	12.5	1.2%	2.2%	(376.8)	(584.8)	(41.8)	249.7	208.0	(35.6)
Total interest-bearing deposits	68,756.7	63,680.0	5,076.7	8.0	1.9%	2.7%	(1,311.1)	(1,738.1)	(96.8)	523.8	427.0	(24.6)
Interbank borrowings and overnight funds	3,116.0	3,460.9	(345.0)	(10.0)	2.1%	3.5%	(65.1)	(121.8)	7.2	49.5	56.7	(46.5)
Borrowings from banks and others	8,070.8	7,239.4	831.4	11.5	1.5%	1.9%	(123.3)	(141.1)	(12.7)	30.5	17.8	(12.6)
Bonds issued	10,591.3	9,419.6	1,171.7	12.4	5.3%	5.6%	(565.0)	(529.7)	(62.5)	27.2	(35.3)	6.7
Borrowings from development entities	2,107.5	2,236.5	(128.9)	(5.8)	2.7%	3.6%	(57.7)	(81.6)	3.5	20.3	23.8	(29.2)
Other funding	23,885.6	22,356.4	1,529.2	6.8	3.4%	3.9%	(811.1)	(874.2)	(51.9)	115.0	63.1	(7.2)
Total interest-bearing funding	92,642.3	86,036.4	6,605.9	7.7	2.3%	3.0%	(2,122.2)	(2,612.2)	(151.3)	641.4	490.1	(18.8)

Banco de Bogotá’s average balance of gross loans increased 10.6% or Ps 7,647.1 billion in 2021 and the average yield was 7.2%, 96 basis points lower than in 2020. Growth of average balances was lower than that of closing balances (6.5%) due to predominant commercial dynamics evidenced in 2020, which were driven by strong growth during first half of the year and a slower performance during the second half. Given that MFG was consolidated throughout 2021, but only starting in the quarter ended June 2020, Ps 4,992.2 billion or 7.2% of growth of Banco de Bogotá’s average balances was explained by the statistical effect of this acquisition. In addition, organic growth (3.2% or Ps 2,484.6 billion) and the Colombian peso depreciation versus the U.S. dollar on foreign currency denominated loans of MFH’s operations (0.2% or Ps 170.3 billion) explain average gross loan growth. As described in Grupo Aval’s analysis, yields on loans were negatively impacted by trends in reference rates and competition. In addition, reliefs granted had a negative effect on interest income for gross loans when using the effective interest rate method. In the case of Banco de Bogotá, the effect of reliefs recognized was null in 2021 and Ps 45.4 billion in 2020.

Banco de Bogotá’s average balance of interest-earning investments in debt securities increased 22.5% or Ps 2,262.5 billion in 2021 and the average yield was 2.9%, 43 basis points lower than in 2020. Given that MFG was consolidated throughout 2021, but only starting in the quarter ended June 2020, Ps 1,568.8 billion or 16.5% of growth of Banco de Bogotá’s average balances was explained by the statistical effect of this acquisition. Additional growth is attributable to organic growth (5.6% or Ps 650.1 billion) and the Colombian peso depreciation versus the U.S. dollar on foreign currency denominated interest-earning investments in debt securities of MFH’s operations (0.4% or Ps 43.5 billion).

Finally, with respect to interest-bearing funding, the average rate paid was 2.3%, 75 basis points lower than in 2020, and the average balance increased 7.7% or Ps 6,605.9 billion in 2021. Given that MFG was consolidated throughout 2021, but only starting in the quarter ended June 2020, Ps 4,827.3 billion or 5.7% of growth of Banco de Bogotá’s average balances was explained by the statistical effect of this acquisition. In addition, organic growth (0.8% or Ps 706.8 billion) and the Colombian peso depreciation versus the U.S. dollar on foreign currency denominated interest-bearing funding of MFH’s operations (1.2% or Ps 1,071.8 billion) explain average interest-bearing funding growth. Regarding other funding, the increase in the average balance of bonds issued is mainly explained by Banco de Bogotá S.A.’s Ps 600.0 billion ordinary bond issuance in February 2021 and by the translation effect of the Colombian peso depreciation on Banco de Bogotá’s U.S. dollar denominated issued bonds.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(1,899.3)	(2,698.6)	799.3	(29.6)
Impairment (loss) recovery on other financial assets	0.1	(11.8)	11.9	(100.8)
Recovery of charged-off financial assets	219.6	137.5	82.1	59.7
Net impairment loss on financial assets	(1,679.6)	(2,572.9)	893.3	(34.7)

Banco de Bogotá’s impairment loss on loans and other accounts receivable decreased 29.6% or Ps 799.3 billion to Ps 1,889.3 billion, driven by the improvement of the loan portfolio’s ECL, in line with the positive outlook of asset quality resulting from the economic recovery and its effect on borrowers’ credit risk. For more information regarding risk management measures implemented during 2021 in relation to COVID-19 please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

In addition, recovery of charged-off financial assets increased 59.7% or Ps 82.1 billion to Ps 219.6 billion, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		2021 vs. 2020	year ended December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points	2021	2020	basis points

	(in Ps billions)
Commercial	(687.8)	(1,279.0)	591.2	(46.2)	1.3%	2.5%	(125)	1.2%	2.5%	(126)
Consumer	(1,090.2)	(1,274.0)	183.8	(14.4)	6.2%	8.4%	(222)	5.1%	7.7%	(253)
Mortgage	(97.6)	(61.1)	(36.5)	59.7	1.2%	1.0%	21	1.2%	1.0%	20
Microcredit	(17.7)	(75.6)	57.9	(76.6)	5.2%	19.7%	(1,451)	3.0%	18.4%	(1,535)
Gross loans	(1,893.3)	(2,689.6)	796.3	(29.6)	2.4%	3.7%	(136)	2.1%	3.5%	(144)
Interbank and overnight funds	0.2	(0.7)	0.9	(122.6)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(1,893.2)	(2,690.4)	797.2	(29.6)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(6.2)	(8.2)	2.1	(25.2)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(1,899.3)	(2,698.6)	799.3	(29.6)	2.4%	3.7%	(136)	2.1%	3.6%	(145)

Banco de Bogotá’s cost of risk decreased across most categories of loans, driven by a Ps 591.2 billion decrease in impairment loss on commercial loans as compared to 2020. Impairment loss for Stage 2 and Stage 3 commercial loans decreased Ps 288.3 billion and Ps 288.5 billion respectively, showing reduced needs for impairment as the amounts of loans that transitioned to each stage significantly decreased from a year earlier. In the case of Stage 2 commercial loans, the increase in the outstanding balance was 18.1% or Ps 766.9 billion in 2021, Ps 2,088.2 billion or 73.1% less than the Ps 2,855.1 billion increase in 2020. For Stage 3 commercial loans, the increase in the outstanding balance was Ps 570.5 billion in 2021, Ps 673.6 billion or 54.1% less than the Ps 1,244.1 billion increase in 2020. At December 31, 2020, loans contributed by MFH were mostly classified as Stage 1 (Ps 6,081.7 billion) given that they were recognized at fair value, and during the year some deterioration resulted in a Ps 129.7 billion and Ps 418.9 billion transitions to Stage 2 and Stage 3 loans, respectively. At December 31, 2021, the end of payment holidays in Panama led to increased delinquency and drove a Ps 808.6 billion increase in the balance of MFH’s Stage 2 commercial loans (Ps 247.6 billion of which was classified as “normal risk”, Ps 283.9 billion as “acceptable above normal risk” and Ps 260.0 billion as “appreciable risk”).

Moving on to consumer loans, at December 31, 2021, the balance of Stage 2 loans had decreased 29.4% or Ps 1,237.1 billion to Ps 2,963.8 billion. This figure improved Ps 4,479.9 billion relative to the Ps 3,242.9 billion increase in the balance of Stage 2 loans in 2020. A portion of this change corresponds to loans previously relieved or under structural payment programs that deteriorated and transitioned to Stage 3, to be ultimately charged-off during 2021. The decrease in Stage 2 balance was driven by personal loans, credit cards and auto loans that accounted for Ps 1,061.2 billion, Ps 148.0 billion and Ps 73.9 billion of the total decrease in Stage 2 consumer loans, respectively. As a result of these drivers, impairment losses for Stage 2 consumer loans decreased Ps 641.0 billion and were partially offset by a Ps 602.0 billion increase of impairment losses for Stage 3 consumer loans.

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

	At December 31,								Change, 2021 vs. 2020
	2021				2020							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	43,872.9	5,002.1	5,414.6	54,289.6	43,830.2	4,235.2	4,844.1	52,909.5	0.1	18.1	11.8	2.6
Consumer	14,890.0	2,963.8	693.4	18,547.3	11,726.1	4,200.9	568.2	16,495.2	27.0	(29.4)	22.0	12.4
Mortgages	6,743.1	1,803.1	204.4	8,750.6	5,314.3	1,646.1	148.8	7,109.2	26.9	9.5	37.4	23.1
Microcredit	184.7	43.2	86.4	314.4	174.5	143.5	48.9	367.0	5.9	(69.9)	76.6	(14.3)
Gross loans	65,690.8	9,812.3	6,398.8	81,901.8	61,045.1	10,225.7	5,610.0	76,880.8	7.6	(4.0)	14.1	6.5

Commercial	80.8%	9.2%	10.0%	100.0%	82.8%	8.0%	9.2%	100.0%
Consumer	80.3%	16.0%	3.7%	100.0%	71.1%	25.5%	3.4%	100.0%
Mortgages	77.1%	20.6%	2.3%	100.0%	74.8%	23.2%	2.1%	100.0%
Microcredit	58.8%	13.8%	27.5%	100.0%	47.6%	39.1%	13.3%	100.0%
Composition of gross loans per Stage	80.2%	12.0%	7.8%	100.0%	79.4%	13.3%	7.3%	100.0%

For a general description of reliefs granted in Colombia to support borrowers affected by the pandemic refer to Grupo Aval’s analysis. In Colombia, at December 31, 2021, 17.2% (25.8% in 2020) of Banco de Bogotá’s gross loans had benefited from reliefs or were under PAD. At the same date, the bank did not have any outstanding loan balances under payment holidays. Loans past due more than 30 days that had benefited either from payment holidays or PAD represented 1.7% (0.8% in 2020) of gross loans or 9.8% (3.2% in 2020) of loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or PAD represented 1.1% (0.3% in 2020) of gross loans or 6.6% (1.4% in 2020) of loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under PAD for Banco de Bogotá in Colombia, as well as their proportion over each category of loans at the dates indicated.

	Outstanding balance of loans that were relieved and under PAD
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	5,983.7	—	498.8	113.2	321.2	6,916.9	8,743.7	484.1	326.5	105.4	109.9	9,769.5
As a % of commercial loans	12.9%	0.0%	1.1%	0.2%	0.7%	14.9%	18.9%	1.0%	0.7%	0.2%	0.2%	21.1%
Consumer	2,062.0	—	208.7	170.6	312.3	2,753.6	3,419.6	839.2	277.3	135.1	79.6	4,750.8
As a % of consumer loans	13.5%	0.0%	1.4%	1.1%	2.0%	18.0%	24.6%	6.0%	2.0%	1.0%	0.6%	34.1%
Mortgages	1,451.5	—	221.3	75.5	90.2	1,838.5	1,973.5	3.7	120.5	33.9	12.8	2,144.4
As a % of mortgages	25.2%	0.0%	3.8%	1.3%	1.6%	31.9%	42.0%	0.1%	2.6%	0.7%	0.3%	45.7%
Microcredit	37.0	—	14.5	7.7	46.6	105.9	161.2	2.0	19.2	10.9	10.0	203.3
As a % of microcredit loans	11.8%	0.0%	4.6%	2.5%	14.8%	33.7%	43.9%	0.6%	5.2%	3.0%	2.7%	55.4%
Gross loans	9,534.2	—	943.3	367.0	770.3	11,614.8	14,297.9	1,329.0	743.5	285.3	212.3	16,868.0
As a % of gross loans	14.1%	0.0%	1.4%	0.5%	1.1%	17.2%	21.9%	2.0%	1.1%	0.4%	0.3%	25.8%

In Panama, at December 31, 2021, 40.0% (45.8% in 2020) of MFH’s gross loans had benefited from reliefs or were under structural payment programs. At the same date, 5.1% (37.5% in 2020) of the bank’s gross loans were under payment holidays. Loans past due more than 30 days that had benefited either from payment holidays or PAD represented 1.2% (0.1% in 2020) of gross loans or 3.4% (1.4% in 2020) of loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or PAD represented 0.7% (0.1% in 2020) of gross loans or 2.1% (0.6% in 2020) of loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under structural payment programs for MFH in Panama, as well as their proportion over each category of loans at the dates indicated.

	Outstanding balance of loans that were relieved and under structural payment programs
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	2,464.0	631.8	202.8	22.7	41.8	3,363.1	683.9	2,458.0	9.6	1.2	0.3	3,153.0
As a % of commercial loans	30.9%	7.9%	2.5%	0.3%	0.5%	42.2%	10.3%	37.1%	0.1%	0.0%	0.0%	47.6%
Consumer	694.5	39.6	127.8	23.3	44.4	929.7	138.7	755.7	17.7	4.1	5.6	921.7
As a % of consumer loans	21.2%	1.2%	3.9%	0.7%	1.4%	28.4%	5.4%	29.3%	0.7%	0.2%	0.2%	35.7%
Mortgages	1,090.4	59.5	222.6	17.8	19.7	1,410.1	82.4	1,142.7	15.5	1.9	0.3	1,242.9
As a % of mortgages	36.4%	2.0%	7.4%	0.6%	0.7%	47.1%	3.4%	47.4%	0.6%	0.1%	0.0%	51.5%
Gross loans	4,248.9	731.0	553.3	63.8	105.9	5,702.9	905.0	4,356.5	42.8	7.2	6.1	5,317.6
As a % of gross loans	29.8%	5.1%	3.9%	0.4%	0.7%	40.0%	7.8%	37.5%	0.4%	0.1%	0.1%	45.8%

At December 31, 2021, asset quality measured by loans at least 91 days past due had improved 55 basis points to 3.9% as compared to a year earlier. At December 31, 2021, 21.1% (28.9% in 2020) of Banco de Bogotá’s gross loans had been benefited from reliefs or were under PAD or structural payment programs. At the same date, 0.9% (7.4% in 2020) of the bank’s gross loans were under payment holidays. Loans past due more than 30 days that had benefited either from payment holidays or PAD represented 1.6% (0.7% in 2020) of gross loans or 7.9% (3.1% in 2020) of loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or PAD represented 1.1% (0.3% in 2020) of gross loans or 5.3% (1.3% in 2020) of loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under PAD or structural payment programs for Banco de Bogotá, as well as their proportion over each category of loans at the dates indicated.

	Outstanding balance of loans that were relieved and under PAD or structural payment programs
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	8,447.6	631.8	701.6	135.9	363.0	10,280.0	9,427.5	2,942.1	336.0	106.6	110.2	12,922.5
As a % of commercial loans	15.6%	1.2%	1.3%	0.3%	0.7%	18.9%	17.8%	5.6%	0.6%	0.2%	0.2%	24.4%
Consumer	2,756.6	39.6	336.5	193.9	356.7	3,683.3	3,558.3	1,594.9	295.0	139.1	85.2	5,672.5
As a % of consumer loans	14.9%	0.2%	1.8%	1.0%	1.9%	19.9%	21.6%	9.7%	1.8%	0.8%	0.5%	34.4%
Mortgages	2,541.9	59.5	443.9	93.3	109.9	3,248.5	2,055.9	1,146.4	136.1	35.8	13.1	3,387.3
As a % of mortgages	29.0%	0.7%	5.1%	1.1%	1.3%	37.1%	28.9%	16.1%	1.9%	0.5%	0.2%	47.6%
Microcredit	37.0	—	14.5	7.7	46.6	105.9	161.2	2.0	19.2	10.9	10.0	203.3
As a % of microcredit loans	11.8%	0.0%	4.6%	2.5%	14.8%	33.7%	43.9%	0.6%	5.2%	3.0%	2.7%	55.4%
Gross loans	13,783.1	731.0	1,496.6	430.8	876.2	17,317.7	15,202.9	5,685.4	786.2	292.5	218.5	22,185.6
As a % of gross loans	16.8%	0.9%	1.8%	0.5%	1.1%	21.1%	19.8%	7.4%	1.0%	0.4%	0.3%	28.9%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco de Bogotá (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2021 vs. 2020		at December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	2,147.2	2,602.3	(455.1)	(17.5)	4.0%	4.9%	(96)
Consumer	688.6	566.0	122.6	21.7	3.7%	3.4%	28
Mortgages	254.1	186.7	67.4	36.1	2.9%	2.6%	28
Microcredit	86.4	48.9	37.5	76.6	27.5%	13.3%	1,415
Gross loans	3,176.3	3,403.9	(227.6)	(6.7)	3.9%	4.4%	(55)

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2021 vs. 2020		of average gross loans		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	550.2	619.4	(69.2)	(11.2)	1.0%	1.2%	(20)
Consumer	1,528.8	668.8	860.0	128.6	8.7%	4.4%	430
Mortgages	23.4	8.0	15.4	193.7	0.3%	0.1%	16
Microcredit	49.4	51.5	(2.1)	(4.1)	14.6%	13.4%	116
Total charge-offs	2,151.8	1,347.7	804.1	59.7	2.7%	1.9%	83

(1) Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 159.3% in 2021 and 148.2% in 2020. Charge-offs as a percentage of average gross loans increased explained by a higher ratio in consumer loans associated with delinquency of relieved loans and partially offset by a lower ratio in commercial loans, mainly driven by the Ps 475.2 billion charge-off of the exposure to Concesionaria Ruta del Sol during the third quarter of 2020.

Net income from commissions and fees

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Banking fees	1,154.5	943.4	211.2	22.4
Bonded warehouse services	113.7	99.0	14.7	14.8
Trust activities and portfolio management services	156.2	170.8	(14.7)	(8.6)
Pension and severance fund management	(0.0)	8.8	(8.8)	(100.0)
Income from commissions and fees	1,424.4	1,222.0	202.4	16.6
Expenses from commissions and fees	(325.6)	(263.4)	(62.1)	23.6
Net income from commissions and fees	1,098.8	958.5	140.2	14.6

Income from commissions and fees increased 16.6% or Ps 202.4 billion, recovering from the effects of lockdowns. Banking fees mainly explained this result, with a 22.4% or Ps 211.1 billion increase. The main drivers for this performance were the same as those discussed under Grupo Aval’s analysis. Banking service fees increased 29.3% or Ps 164.0 billion and debit and credit card fees increased 14.2% or Ps 51.5 billion. This in turn, was driven by an increase in income from merchant acquiring, supported by higher transactional activity as compared to 2020. Bonded warehouse services increased Ps 14.7 billion and were offset by a decrease in equal magnitude of trust activities and portfolio management services. The increase in expenses from commissions and fees reflects expenses directly related to the recovery of income from commissions and fees and by higher fees paid for external sales-forces, as commercial activity increased after being negatively impacted by lockdowns during most part of 2020.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Income from sales of goods and services	34.4	28.2	6.2	22.1
Costs and expenses of sales of goods and services	(161.1)	(150.6)	(10.4)	6.9
Gross loss from sales of goods and services	(126.7)	(122.5)	(4.2)	3.5

Gross loss from sales of goods and services increased by Ps 4.2 billion to a gross loss of Ps 126.7 billion in 2021. This reflect the non-financial results of Almaviva and Megalinea, Banco de Bogotá’s subsidiaries. Income from sales of goods and services increased 22.1% or Ps 6.2 billion to Ps 34.4 billion in 2021. On the other hand, costs and expenses of sales of goods and services showed a 6.9% or Ps 10.4 billion increase to Ps 161.1 billion in 2021. The gross loss from sales of goods and services results from goods and services provided by the bank’s non-financial subsidiaries to Banco de Bogotá and its subsidiaries (which income is eliminated in the consolidation process).

Net trading income

Banco de Bogotá’s net trading income for 2021 was Ps 538.6 billion, Ps 64.8 billion lower than the Ps 603.4 billion income in 2020, resulting from a Ps 238.6 billion decrease in net trading income from investment securities and a Ps 173.8 billion increase in income from derivatives. The performance of net trading income from derivatives was offset by a Ps 332.1 billion increase in foreign exchange gains (losses), net, recognized under other income.

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

Total income from investment securities for Banco de Bogotá (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 289.6 billion for 2021, 42.9% or Ps 217.8 billion less than in 2020, primarily driven by an 222 basis points decrease in the average yield on total investment securities to 2.00% in 2021 from 4.21% in 2020, resulting in a Ps 267.0 billion decrease in interest income, which was partially offset by a 20.5% or Ps 2,466.6 billion increase in the average balance of total investment securities to Ps 14,513.1 billion in 2021, resulting in a Ps 49.2 billion increase in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(432.3)	(100.2)	(332.1)	331.4
Share of profit of equity accounted investees, net of tax (Equity method)	711.3	828.0	(116.7)	(14.1)
Participation in results of subsidiaries	1,691.4	1,169.5	521.9	44.6
Net gain on sale of debt and equity securities	50.8	230.8	(180.1)	(78.0)
Dividends	12.9	12.8	0.0	0.4
Gain (loss) on the sale of non-current assets held for sale	1.4	57.1	(55.7)	(97.5)
Gain on sale of property, plant and equipment	12.0	16.1	(4.1)	(25.6)
Net gain (loss) in asset valuation	6.3	(37.7)	44.0	(116.8)
Gain on deconsolidation (loss of control) of subsidiaries	1,303.0	—	1,303.0	N.A.
Other	198.0	160.5	37.4	23.3
Other income	3,554.8	2,337.1	1,217.8	52.1

Other income increased 52.1% or Ps 1,217.8 billion, mainly driven by a Ps 1,303.0 billion gain on the deconsolidation of Porvenir, resulting from the difference between the bank’s investment in Porvenir’s equity and its fair value at the date in which Banco de Bogotá lost control of Porvenir. In addition, participation in results of subsidiaries increased Ps 521.9 billion, which results from an increase in net income from BHI. BHI’s performance drivers are discussed below in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—BAC Holding International Corp.”.

The Ps 332.1 billion decrease in foreign exchange gains (losses), net to a Ps 432.3 billion net loss was partially offset by the Ps 173.8 billion increase in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2021 was a Ps 168.3 billion gain, Ps 158.3 billion lower than in 2020, mainly explained by the realization of Ps 246.5 billion in foreign currency denominated retained earnings in Banco de Bogotá’s offshore agencies in Miami and New York in 2020.

The Ps 180.1 billion decrease in net gain on sale of debt and equity securities was explained by temporary favorable conditions in fixed income markets during 2020 that were not present in 2021. Finally, the Ps 116.7 billion increase in share of profit of equity accounted investees, net of tax (equity method) was driven by Corficolombiana’s 21.9% decrease in net income and (ii) Porvenir’s 0.2% increase in net income. For more information on the performance of these companies refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Corficolombiana” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Porvenir”.

The Ps 55.7 billion decrease in gain (loss) on the sale of non-current assets held for sale and the Ps 44.0 billion increase in net gain (loss) in asset valuation are mainly explained by certain actions carried out during 2020. During 2020, Banco de Bogotá, optimized its PP&E structure by transferring some non-strategic investment properties and non-current assets held for sale in exchange for equity in NEXUS Real Estate Capital Funds (a private equity fund specialized in real estate management). This resulted in a Ps 56.1 billion gain on the sale of non-current assets held for sale (as their fair value was higher than their book value at the time of transfer) and a Ps 25.2 billion net loss in asset valuation for investment properties (as their fair value at the time of transfer was lower than their book value), with a net positive effect of Ps 30.9 billion.

Other expenses

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(1.3)	(1.0)	(0.2)	22.4
Personnel expenses	(1,058.1)	(991.2)	(66.9)	6.7
Administrative and other expenses	(1,301.0)	(1,308.2)	7.3	(0.6)
Depreciation and amortization	(285.7)	(283.6)	(2.1)	0.7
Impairment loss on other assets	(5.2)	(0.8)	(4.3)	520.0
Other	(105.4)	(88.1)	(17.3)	19.6
Other expenses	(2,756.5)	(2,673.0)	(83.5)	3.1

Other expenses increased 3.1% or Ps 83.5 billion to Ps 2,756.5 billion. The Ps 66.9 billion increase in personnel expenses results from a 7.3% or Ps 69.8 billion increase in salaries and employee benefits and a 9.1% or Ps 3.0 billion decrease in labor severances and bonus plan payments. The increase in personnel expenses was driven by the terms of the bank’s collective bargaining agreement that came into effect in August 2021.

Administrative and other expenses remained materially flat over the year, with a 0.6% or Ps 7.3 billion decrease as the bank was able to materialize recurring savings arising as lockdowns during the first half of the year, work-from-home policies and footprint optimization reduced expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others.

Given that Banco de Bogotá’s other expenses decreased by 3.1% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income and other income) increased by 21.8%, the cost to income efficiency ratio improved 548 basis points to 30.2% in 2021 from 35.7% in 2020. The ratio of other expenses as a percentage of average assets improved by 6 basis points to 2.3% in 2021 from 2.4% in 2020.

Tax expense

Income tax expense for Banco de Bogotá increased by Ps 233.8 billion, to a Ps 252.6 billion tax expense in 2021. This was driven by a Ps 734.1 billion increase in taxable income (defined as income before income tax expense excluding dividends, participation in results of subsidiaries, equity method, and gains on deconsolidation (loss of control) as these are non-taxable income), resulting in a Ps 233.8 billion increase in income tax expense. The tax reform had a one-time negative effect on Banco de Bogotá’s deferred taxes that implied a recovery Ps 14.0 billion in 2021.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased Ps 5.7 billion, to Ps 4.8 billion in 2021 compared with 2020. The ratio of net income attributable to non-controlling interest to net income was 0.1% in 2021 and -0.04% in 2020. The increase in this ratio is mainly attributable to the recovery of net income at Fiduciaria Bogotá.

BAC Holding International Corp. (“BHI”)

Overview

BHI, prior to its spin-off in March 2022 (see “Item 5. Operating and Financial Review and Prospects—Principal factors affecting our financial condition and result of operations—BHI spin-off”) was Banco de Bogotá’s fully owned subsidiary that consolidates our investments in Central America, namely in BAC Credomatic Inc. (BAC) and prior to September, 2021 in Multi Financial Group Inc. (MFG). BHI’s functional currency is the U.S. dollar (incorporating local currencies in Costa Rica, Guatemala, Honduras and Nicaragua and U.S. dollars in Panama and El Salvador), and is impacted when translated into Colombian pesos. As such, the analysis presented herein will also refer to this operating segment’s results of operations in U.S. dollars, when pertinent to better explain its performance. BHI’s results are translated into Colombian pesos on a monthly basis at the daily average exchange rate for each month and aggregated to reflect the full year. As a result, the average translation exchange rate for the year may differ between line items depending on the seasonality on the recognition of each line item. The end of period exchange rate depreciated 16.0% and the implicit average exchange rate at which net income was translated depreciated 2.3% to Ps 3,747.12 per dollar in 2021, up from from Ps 3,661.91 per dollar in 2020.

BHI spun-off MFG in favor of MFH, a Banco de Bogotá fully owned subsidiary, during September 2021 including the U.S.$36.4 million goodwill associated with BHI’s acquisition of MFG. As such, MFG’s consolidated results were recognized in BHI’s consolidated financial statements from the date it obtained control over MFG until September 2021, reflecting seven months of revenues and expenses in 2020 and nine months in 2021. Net income recognized by BHI relating to MFG in 2021 and 2020 is depicted under “Discontinued operations”, net of purchase price allocation (PPA) and eliminations. For more information on the reorganization and business combination please refer to Note 1 and Note 35 of our audited consolidated financial statements, respectively.

Net income attributable to owners of the parent for the year ended December 31, 2021 was Ps 1,691.2 billion, increasing 44.6% or Ps 522.0 billion (U.S.$451.3 million, increasing 41.4% or U.S.$132.0 million) compared to the year ended December 31, 2020. The following discussion describes the main drivers of BHI’s results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020.

	BAC Holding International, Corp.
	For the year ended		Change 2021 vs
	December 31,		2020
	2021	2020	#	%

	(in Ps billions)
Total interest income	6,856.1	7,006.7	(150.6)	(2.1)
Total interest expense	(2,257.8)	(2,460.6)	202.8	(8.2)
Net interest income	4,598.3	4,546.1	52.2	1.1
Impairment loss on loans and other accounts receivable	(1,307.8)	(1,675.1)	367.3	(21.9)
Impairment (loss) recovery on other financial assets	(15.6)	(57.9)	42.4	(73.1)
Recovery of charged-off financial assets	9.3	—	9.3	N.A.
Net impairment loss on financial assets	(1,314.0)	(1,733.0)	419.0	(24.2)
Net interest income, after impairment losses	3,284.2	2,813.0	471.2	16.8
Net income from commissions and fees	2,547.2	2,281.9	265.3	11.6
Net trading income	26.4	7.3	19.2	263.0
Other income	904.4	859.7	44.7	5.2
Other expenses	(4,606.6)	(4,328.5)	(278.1)	6.4
Net income before tax expense	2,155.7	1,633.4	522.2	32.0
Income tax expense	(528.4)	(483.6)	(44.8)	9.3
Net income for the year	1,627.3	1,149.8	477.5	41.5
Net income (loss) from discontinued operations	64.1	19.7	44.4	226.1
Net income for the year from continued operations	1,691.4	1,169.5	521.9	44.6
Net income for the year attributable to:
Owners of the parent	1,691.2	1,169.2	522.0	44.6
Non-controlling interest	0.2	0.2	(0.1)	(24.6)

Net interest income

Net interest income increased 1.1% or Ps 52.2 billion to Ps 4,598.3 billion in 2021 (equivalent to a 0.1% or U.S.$1.7 million decrease to U.S.$1,226.2 million). Interest expense decreased 8.2% or Ps 202.8 billion (9.6% or U.S.$63.9 million), more than total interest income, resulting from a 54 basis point reduction in interest rates paid on interest-bearing funding that was partially offset by a 10.0% or Ps 7,592.9 billion (8.4% or U.S.$1,721.4 million) increase in the average balance of interest-bearing funding. Total interest income performance was driven by a 109 basis points decrease in the average yield of interest-earning assets that was partially offset by a 10.4% or Ps 7,608.5 billion (8.6% or U.S.$1,716.7 million) increase in average interest-earning assets. Yields and rates paid continued to experience downward pressure due to additional reductions of the average benchmark interest rates and a high liquidity environment. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 40 basis points to 6.9%. In turn, net interest margin contracted by 52 basis points to 5.7%.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2021 vs. 2020		the year ended December 31,		year ended December 31,		Change, 2021 vs. 2020
2021	2020	#	%	2021	2020	2021	2020	#	%

(in Ps billions)						(in Ps billions)
80,703.7	73,095.1	7,608.5	10.4	5.7%	6.2%	4,598.3	4,546.1	52.2	1.1

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	29,868.9	27,757.4	2,111.5	7.6	6.3%	6.8%	1,885.3	1,899.3	133.3	(147.3)	(14.0)	(0.7)
Consumer	23,184.3	22,081.3	1,103.0	5.0	14.5%	16.3%	3,370.2	3,591.2	160.3	(381.4)	(221.0)	(6.2)
Mortgages	13,302.5	12,646.3	656.1	5.2	7.1%	7.4%	943.4	936.8	46.5	(39.9)	6.6	0.7
Gross loans	66,355.7	62,485.0	3,870.7	6.2	9.3%	10.3%	6,198.9	6,427.3	361.6	(590.0)	(228.4)	(3.6)
Interbank and overnight funds	1,511.3	1,699.2	(187.9)	(11.1)	2.3%	3.6%	34.6	61.6	(4.3)	(22.7)	(27.0)	(43.8)
Total gross loans	67,866.9	64,184.2	3,682.8	5.7	9.2%	10.1%	6,233.6	6,489.0	338.3	(593.6)	(255.4)	(3.9)
Investments in debt securities	12,836.7	8,910.9	3,925.8	44.1	4.8%	5.8%	622.5	517.7	190.4	(85.6)	104.8	20.2
Total interest-earning assets	80,703.7	73,095.1	7,608.5	10.4	8.5%	9.6%	6,856.1	7,006.7	646.4	(797.0)	(150.6)	(2.1)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	24,446.7	20,253.2	4,193.4	20.7	0.8%	1.1%	(198.9)	(216.1)	(34.1)	51.3	17.2	(8.0)
Time deposits	31,755.7	29,803.6	1,952.1	6.5	4.3%	5.0%	(1,368.6)	(1,489.9)	(84.1)	205.4	121.3	(8.1)
Savings accounts	17,123.5	13,832.2	3,291.3	23.8	1.1%	1.3%	(191.4)	(175.4)	(36.8)	20.8	(16.0)	9.1
Total interest-bearing deposits	73,325.8	63,889.0	9,436.8	14.8	2.4%	2.9%	(1,758.9)	(1,881.4)	(226.4)	348.9	122.5	(6.5)
Interbank borrowings and overnight funds	376.9	433.7	(56.8)	(13.1)	6.2%	0.8%	(23.3)	(3.6)	3.5	(23.3)	(19.7)	551.8
Borrowings from banks and others	6,906.9	9,283.3	(2,376.3)	(25.6)	3.3%	4.2%	(229.6)	(391.5)	79.0	82.9	161.9	(41.3)
Bonds issued	2,759.4	2,170.2	589.2	27.2	8.9%	8.5%	(246.0)	(184.2)	(52.5)	(9.3)	(61.8)	33.6
Other funding	10,043.2	11,887.2	(1,843.9)	(15.5)	5.0%	4.9%	(498.9)	(579.2)	91.6	(11.3)	80.3	(13.9)
Total interest-bearing funding	83,369.1	75,776.2	7,592.9	10.0	2.7%	3.2%	(2,257.8)	(2,460.6)	(205.6)	408.4	202.8	(8.2)

BHI’s average balance of gross loans increased 6.2% or Ps 3,870.7 billion (4.5% or U.S.$770.9 million) in 2021 and the average yield was 9.3%, 94 basis points lower than in 2020. Growth of average balances in U.S.$ was lower than that of closing balances (8.7%) due to stronger commercial dynamics evidenced in 2021 as compared to a year earlier. BHI’s commercial strategy over the year focused on maintaining its dynamic in lower risk consumer products and segments and was favored by a increase in activity of credit cards, a product de-emphasized during the pandemic, particularly on clients with low risk. As described in Grupo Aval’s analysis, yields on loans were negatively impacted by trends in reference rates and competition. In addition, reliefs granted had a negative effect on interest income for gross loans when using the effective interest rate method. In the case of BHI, there was no effect of reliefs recognized in 2021 as compared to Ps 44.1 billion (U.S.$12.7 million) in 2020.

BHI’s average balance of interest-earning investments in debt securities increased 44.1% or Ps 3,925.8 billion (41.3% or U.S.$1,002.0 million) in 2021 and the average yield decreased 96 basis points to 4.8% in 2021, down from 5.8% in 2020. BHI’s portfolio strategy continued to be focused on increasing the exposure to Central American and U.S. public debt and to some extent in corporate and sovereign global issuers. BHI was able to realize a significant portion of gains on fixed income investments at FVOCI (recognized under Other income) during the first nine months of the year given favorable market conditions.

Finally, with respect to interest-bearing funding, BHI’s average balance increased 10.0% or Ps 7,592.9 billion in 2021 (8.4% or U.S.$1,721.4 million) and the average rate paid was 2.7%, 54 basis points lower than in 2020. BHI shifted its interest-bearing deposits towards checking and savings accounts, which have lower average rates paid than time deposits.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(1,307.8)	(1,675.1)	367.3	(21.9)
Impairment (loss) recovery on other financial assets	(15.6)	(57.9)	42.4	(73.1)
Recovery of charged-off financial assets	9.3	—	9.3	N.A.
Net impairment loss on financial assets	(1,314.0)	(1,733.0)	419.0	(24.2)

BHI’s impairment loss on loans and other accounts receivable decreased 21.9% or Ps 367.3 billion to Ps 1,307.8 billion (22.8% or U.S.$103.1 million), driven by the improvement of the loan portfolio’s ECL, in line with the positive outlook of asset quality resulting from the economic recovery and its effect on borrowers’ credit risk. For more information regarding risk management measures implemented during 2021 in relation to COVID-19 please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

The improvement in impairment (loss) recovery on other financial assets was driven by the maturity of investments in debt securities impaired during 2020 that enabled the recovery of impairment losses, mainly in public debt of Costa Rica, El Salvador and Panama.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		2021 vs. 2020	year ended December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points	2021	2020	basis points

	(in Ps billions)
Commercial	(243.2)	(288.7)	45.4	(15.7)	0.8%	1.0%	(23)	0.8%	1.0%	(24)
Consumer	(984.8)	(1,196.4)	211.6	(17.7)	4.2%	5.4%	(117)	4.2%	5.4%	(120)
Mortgage	(70.3)	(178.8)	108.5	(60.7)	0.5%	1.4%	(89)	0.5%	1.4%	(89)
Gross loans	(1,298.3)	(1,663.8)	365.5	(22.0)	2.0%	2.7%	(71)	1.9%	2.7%	(72)
Interbank and overnight funds	—	—	—	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(1,298.3)	(1,663.8)	365.5	(22.0)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(9.4)	(11.3)	1.8	(16.2)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(1,307.8)	(1,675.1)	367.3	(21.9)	2.0%	2.7%	(71)	2.0%	2.7%	(72)

BHI’s cost of risk decreased across all categories of loans, aided by the improvement in asset quality as shown by the net movements in loans measured by Stages. As payment holidays ended and payment behavior patterns of clients under programs consolidated, ECL more accurately reflected future conditions of BHI’s borrowers. As such, in 2021 overlays considered in 2020 were progressively removed and resulted in either the transfer of gross loans from Stage 2 to Stage 1, if payment behavior supported the improvement in ECL, or the transfer to Stage 3 of delinquent loans or those deemed to have high credit risk. This applies particularly to consumer loans, where the balance of Stage 2 loans decreased Ps 604.8 billion, leading to Ps 476.0 billion decrease in impairment losses, while impairment losses for Stage 3 and Stage 1 increased Ps 134.6 billion and Ps 129.8 billion, respectively. BHI’s risk assessment relied on analyses carried out on clients for whom reliefs had expired, that showed recurring payments for 12 months and that had normalized their credit conditions.

For further detail on credit risk model overlays and transitioning between stages refer to Grupo Aval’s analysis. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements. The following table shows BHI’s gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2021 vs. 2020
	2021				2020							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	29,976.1	2,860.3	918.2	33,754.6	23,072.1	2,462.5	790.3	26,324.8	29.9	16.2	16.2	28.2
Consumer	21,184.6	3,579.0	1,360.2	26,123.8	15,195.3	4,183.8	1,274.8	20,653.9	39.4	(14.5)	6.7	26.5
Mortgages	10,709.3	3,078.3	651.2	14,438.9	8,452.0	3,108.9	425.0	11,985.9	26.7	(1.0)	53.2	20.5
Gross loans	61,870.1	9,517.6	2,929.6	74,317.3	46,719.4	9,755.2	2,490.0	58,964.7	32.4	(2.4)	17.7	26.0

Commercial	88.8%	8.5%	2.7%	100.0%	87.6%	9.4%	3.0%	100.0%
Consumer	81.1%	13.7%	5.2%	100.0%	73.6%	20.3%	6.2%	100.0%
Mortgages	74.2%	21.3%	4.5%	100.0%	70.5%	25.9%	3.5%	100.0%
Composition of gross loans per Stage	83.3%	12.8%	3.9%	100.0%	79.2%	16.5%	4.2%	100.0%

For a general description of reliefs granted in Central America to support borrowers affected by the pandemic refer to Grupo Aval’s analysis. At December 31, 2021, asset quality measured by loans at least 91 days past due had improved 45 basis points to 1.4% as compared to a year earlier. At December 31, 2021, 35.0% (47.5% in 2020) of BHI’s gross loans had benefited from reliefs or were under structural payment programs. At the same date, 1.4% (10.8% in 2020) of BHI’s gross loans were under payment holidays. Loans past due more than 30 days that had benefited either from payment holidays or structural payment programs represented 1.9% (2.1% in 2020) of gross loans or 5.6% (5.8% in 2020) of loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or structural payment programs represented 0.9% (stable from 2020) of gross loans or 2.8% (2.6% in 2020) of loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and restructured under structural payment programs for BHI, as well as their proportion over each category of loans at the date indicated.

	Outstanding balance of loans that were relieved and under structural payment programs
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	8,093.1	205.6	75.7	52.3	74.4	8,501.1	7,192.0	2,717.7	165.8	54.7	47.3	10,177.6
As a % of commercial loans	24.0%	0.6%	0.2%	0.2%	0.2%	25.2%	27.3%	10.3%	0.6%	0.2%	0.2%	38.7%
Consumer	7,735.6	532.5	457.1	420.1	332.8	9,478.1	7,039.5	1,779.2	522.7	465.9	379.2	10,186.6
As a % of consumer loans	29.6%	2.0%	1.7%	1.6%	1.3%	36.3%	34.1%	8.6%	2.5%	2.3%	1.8%	49.3%
Mortgages	6,872.4	296.3	335.7	244.8	282.6	8,031.9	5,161.6	1,858.4	334.0	165.2	126.8	7,646.1
As a % of mortgages	47.6%	2.1%	2.3%	1.7%	2.0%	55.6%	43.1%	15.5%	2.8%	1.4%	1.1%	63.8%
Gross loans	22,701.1	1,034.4	868.5	717.2	689.8	26,011.1	19,393.2	6,355.3	1,022.6	685.8	553.3	28,010.2
As a % of gross loans	30.5%	1.4%	1.2%	1.0%	0.9%	35.0%	32.9%	10.8%	1.4%	1.2%	0.9%	47.5%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for BHI (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2021 vs. 2020		at December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	202.1	318.5	(116.4)	(36.5)	0.6%	1.2%	(61)
Consumer	474.7	453.3	21.4	4.7	1.8%	2.2%	(38)
Mortgages	347.4	303.3	44.1	14.6	2.4%	2.5%	(12)
Gross loans	1,024.3	1,075.1	(50.8)	(4.7)	1.4%	1.8%	(45)

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2021 vs. 2020		of average gross loans		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	199.3	96.4	102.9	106.7	0.7%	0.3%	32
Consumer	1,158.2	870.5	287.7	33.0	5.0%	3.9%	105
Mortgages	33.2	75.6	(42.4)	(56.1)	0.2%	0.6%	(35)
Total charge-offs	1,390.7	1,042.5	348.2	33.4	2.1%	1.7%	43

(1)Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 251.5% in 2021 and 214.0% in 2020. The progressive expiration of relief programs impacted the amount of charge-offs in 2021 as they had temporarily reduced past due loan formation in 2020 and halted charge-offs based on thresholds for days past due set out in BHI’s policies. As these loans grew delinquent, they were charged-off.

Net income from commissions and fees

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Banking fees	2,602.6	2,345.3	257.4	11.0
Pension fund management	54.6	43.4	11.3	26.0
Income from commissions and fees	2,657.3	2,388.7	268.6	11.2
Expenses from commissions and fees	(110.0)	(106.8)	(3.3)	3.1
Net income from commissions and fees	2,547.2	2,281.9	265.3	11.6

Income from commissions and fees increased 11.2% or Ps 268.6 billion (8.9% or U.S.$57.8 million increase), recovering from the effects of lockdowns. Banking fees were the main driver of this result, increasing 11.0% or Ps 257.4 billion (8.6% or U.S.$55.0 million increase), and a 26.0% or Ps 11.3 billion increase (a 23.7% or U.S.$2.8 million increase) in pension fund management. The main drivers for banking fees performance were the same as those discussed under Grupo Aval’s analysis.

Banking service fees increased 7.5% or Ps 122.7 billion (5.4% or U.S.$24.1 million decrease) and debit and credit card fees increased 19.1% or Ps 134.7 billion (16.0% or U.S.$30.9 million increase). This includes a 26.6% or Ps 157.9 billion increase (23.1% or U.S.$37.4 million increase) in income from merchant acquiring and a 20.5% or Ps 23.2 billion decrease (21.4% or U.S.$6.6 million decrease) in credit card fees. The latter is a result of BHI’s credit card strategy during 2020 and most part of 2021, which focused on lower risk clients and resulted in a 12.8% decrease in activated issued credit cards between December 31, 2021 and December 31, 2019.

The 3.1% or Ps 3.3 billion increase (1.4% or U.S.$0.4 million increase) in expenses from commissions and fees was driven by the depreciation of the Colombian peso.

Net trading income

BHI’s net trading income was Ps 26.4 billion in 2021, Ps 19.2 billion higher than in 2020, resulting from a Ps 20.9 billion increase in income from investment securities at fair value through profit or loss and a Ps 1.7 billion decrease in net trading income from derivatives.

Total income from investment securities

BHI’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). BHI manages its investment portfolio in a comprehensive and integral manner that considers the individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for BHI (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 648.0 billion for 2021, 24.1% or Ps 125.7 billion more than in 2020 (22.5% or U.S.$31.8 million). This was primarily driven by a 43.1% or Ps 3,916.3 billion increase (40.3% or U.S.$998.8 million) in the average balance of total investment securities to Ps 13,007.5 billion in 2021, resulting in a Ps 195.1 billion increase in interest income, which was partially offset by a 76 basis points decrease in the average yield on total investment securities to 5.0% in 2021 from 5.7% in 2020, resulting in a Ps 69.4 billion decrease in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	578.7	611.3	(32.7)	(5.3)
Net gain on sale of debt and equity securities	231.3	139.4	92.0	66.0
Dividends	5.2	7.2	(2.0)	(28.1)
Gain (loss) on the sale of non-current assets held for sale	22.6	10.4	12.2	117.6
Gain on sale of property, plant and equipment	3.1	0.5	2.6	N.A.
Other	63.5	91.0	(27.5)	(30.2)
Other income	904.4	859.7	44.7	5.2

Other income increased 5.2% or Ps 44.7 billion (2.7% or U.S.$6.4 million), mainly as a result of (i) a Ps 92.0 billion increase (U.S.$24.1 million) in net gain on sale of debt and equity securities driven by a profit-taking strategy implemented, taking advantage of temporary favorable conditions in fixed income markets, in spite of the volatility throughout the year, (ii) a Ps 12.2 billion increase (U.S.$3.2 million) in gain (loss) on the sale of non-current assets held for sale, (iii) a Ps 32.7 billion decrease (U.S.$13.6 million) in foreign exchange gains (losses), net gain derived from the appreciation of the Central American currencies against the U.S. dollar, and (iv) a Ps 27.5 billion (U.S.$7.4 million) decrease in other.

Other expenses

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.3)	(0.5)	0.3	(53.8)
Personnel expenses	(1,878.8)	(1,919.0)	40.2	(2.1)
Administrative and other expenses	(2,257.8)	(1,925.6)	(332.2)	17.3
Depreciation and amortization	(424.1)	(431.6)	7.5	(1.7)
Impairment loss on other assets	(2.3)	(1.1)	(1.2)	114.4
Other	(43.4)	(50.7)	7.3	(14.4)
Other expenses	(4,606.6)	(4,328.5)	(278.1)	6.4

Other expenses increased 6.4% or Ps 278.8 billion to Ps 4,606.6 billion, led by a 17.3% or Ps 332.2 billion increase in administrative and other expenses, which was partially offset by a 2.1% or Ps 40.2 billion decrease in personnel expenses, a 1.7% or Ps 7.5 billion decrease in depreciation and amortization and a Ps 7.3 billion decrease in other.

In U.S. dollars, other expenses increased 4.8% or U.S.$56.2 million to U.S.$1,228.2 million, led by a 14.6% or U.S.$76.7 million increase in administrative and other expenses, which was partially offset by a 3.4% or U.S.$17.8 million decrease in personnel expenses, a 3.1% or U.S.$3.6 million decrease in depreciation and amortization and a U.S.$0.7 million decrease in other.

1.	The increase in administrative and other expenses is mostly attributable to (i) a U.S.$30.6 million increase in affiliation, contributions and transfers due to higher payment processing transactions on POS, as evidenced by the U.S.$37.4 million increase in merchant acquiring fees mentioned before, (ii) a U.S.$15.6 million increase in taxes and fees, and (iii) a U.S.$7.5 million increase in marketing expenses.

2.	The decrease in personnel expenses results from a 28.6% or U.S.$10.8 million decrease in labor severances and bonus plan payments and a 1.5% or U.S.$7.0 million decrease in salaries and employee benefits.

Given that BHI’s other expenses increased by 6.4% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income and other income) increased by 5.0%, the cost to income efficiency ratio increased slightly to 57.0% in 2021 from 56.2% in 2020. The ratio of other expenses as a percentage of average assets remained stable in 4.0% for the years 2021 and 2020.

Tax expense

Income tax expense for BHI increased by 9.3%, or Ps 44.8 billion, to Ps 528.4 billion in 2021. BHI’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 24.6% in 2021 and 29.7% in 2020.

Net income from discontinued operations

Net income from MFG was recognized in BHI during nine months of 2021 and seven months of 2020. Net income recognized by BHI increased by Ps 44.4 billion or U.S.$11.9 million between 2021 and 2020.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest is not a significant contributor to net income for BHI.

Banco de Occidente

Overview

Banco de Occidente’s net income attributable to owners of the parent for the year ended December 31, 2021 was Ps 580.2 billion, increasing 73.3% or Ps 245.3 billion compared to the year ended December 31, 2020. The following discussion describes the main drivers of Banco de Occidente’s results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020.

	Banco de Occidente
	For the year ended		Change 2021 vs
	December 31,		2020
	2021	2020	#	%

	(in Ps billions)
Total interest income	2,742.0	2,974.0	(232.0)	(7.8)
Total interest expense	(769.6)	(1,082.2)	312.6	(28.9)
Net interest income	1,972.3	1,891.8	80.5	4.3
Impairment loss on loans and other accounts receivable	(882.6)	(1,246.6)	364.1	(29.2)
Impairment (loss) recovery on other financial assets	0.5	(3.9)	4.3	(112.6)
Recovery of charged-off financial assets	158.4	113.2	45.2	40.0
Net impairment loss on financial assets	(723.7)	(1,137.3)	413.7	(36.4)
Net interest income, after impairment losses	1,248.7	754.5	494.2	65.5
Net income from commissions and fees	331.8	318.4	13.4	4.2
Gross loss from sales of goods and services	(81.7)	(75.7)	(6.0)	8.0
Net trading income (loss)	(67.8)	396.9	(464.7)	(117.1)
Other income	552.6	204.3	348.2	170.4
Other expenses	(1,322.8)	(1,323.4)	0.6	(0.0)
Net income before tax expense	660.8	275.1	385.7	140.2
Income tax expense	(74.9)	65.5	(140.4)	(214.4)
Net income for the year	585.9	340.6	245.3	72.0
Net income for the year attributable to:
Owners of the parent	580.2	334.9	245.3	73.3
Non-controlling interest	5.7	5.7	0.0	0.3

Net interest income

Net interest income increased 4.3% or Ps 80.5 billion to Ps 1,972.3 billion in 2021. Total interest expense decreased 28.9% or Ps 312.6 billion, more than total interest income, resulting from a 98 basis points reduction in the average interest rate paid on interest-bearing funding that was partially offset by a 2.4% or Ps 821.6 billion increase in the average balance of interest-bearing funding. Total interest income performance was driven by a 109 basis points decrease in the average yield of interest-earning assets that was partially offset by a 7.0% or Ps 2,623.2 billion increase in the average balance of interest-earning assets. Yields and rates paid were pressured downwards by a declining average benchmark interest rate and a high liquidity environment. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 23 basis points to 5.6%. In turn, net interest margin contracted by 13 basis points to 4.9%. The main drivers impacting interest-earning assets and interest-bearing funding during 2021, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2021 vs. 2020		the year ended December 31,		year ended December 31,		Change, 2021 vs. 2020
2021	2020	#	%	2021	2020	2021	2020	#	%

(in Ps billions)						(in Ps billions)
40,239.1	37,615.9	2,623.2	7.0	4.9%	5.0%	1,972.3	1,891.8	80.5	4.3

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	23,951.6	23,205.1	746.6	3.2	5.9%	7.3%	1,402.8	1,689.9	43.7	(330.9)	(287.1)	(17.0)
Consumer	8,253.9	7,518.4	735.4	9.8	11.7%	12.7%	969.6	957.5	86.4	(74.3)	12.1	1.3
Mortgages	2,006.8	1,766.0	240.8	13.6	9.0%	9.1%	181.0	160.7	21.7	(1.4)	20.3	12.7
Gross loans	34,212.4	32,489.5	1,722.8	5.3	7.5%	8.6%	2,553.4	2,808.1	128.6	(383.3)	(254.7)	(9.1)
Interbank and overnight funds	433.2	557.4	(124.2)	(22.3)	3.9%	3.5%	17.0	19.4	(4.9)	2.6	(2.3)	(12.0)
Total gross loans	34,645.5	33,046.9	1,598.6	4.8	7.4%	8.6%	2,570.4	2,827.4	118.6	(375.6)	(257.0)	(9.1)
Investments in debt securities	5,593.6	4,569.0	1,024.6	22.4	3.1%	3.2%	171.6	146.6	31.4	(6.4)	25.0	17.1
Total interest-earning assets	40,239.1	37,615.9	2,623.2	7.0	6.8%	7.9%	2,742.0	2,974.0	178.8	(410.8)	(232.0)	(7.8)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	698.6	1,474.5	(775.9)	(52.6)	0.8%	0.5%	(5.9)	(6.9)	6.6	(5.6)	1.0	(14.4)
Time deposits	8,499.5	9,495.1	(995.6)	(10.5)	3.0%	4.0%	(256.7)	(379.9)	30.1	93.2	123.3	(32.4)
Savings accounts	17,458.1	14,902.7	2,555.4	17.1	1.3%	2.3%	(231.6)	(338.6)	(33.9)	141.0	107.1	(31.6)
Total interest-bearing deposits	26,656.3	25,872.3	784.0	3.0	1.9%	2.8%	(494.2)	(725.5)	(14.5)	245.9	231.3	(31.9)
Interbank borrowings and overnight funds	1,692.6	1,398.0	294.6	21.1	1.5%	3.6%	(25.9)	(50.7)	(4.5)	29.3	24.8	(48.9)
Borrowings from banks and others	2,078.3	1,883.9	194.4	10.3	1.9%	2.8%	(38.7)	(52.9)	(3.6)	17.8	14.2	(26.8)
Bonds issued	2,975.7	3,276.2	(300.6)	(9.2)	6.2%	6.6%	(184.7)	(216.2)	18.7	12.9	31.5	(14.6)
Borrowings from development entities	1,143.9	1,294.7	(150.8)	(11.6)	2.3%	2.9%	(26.2)	(37.0)	3.5	7.3	10.7	(29.1)
Other funding	7,890.5	7,852.8	37.6	0.5	3.5%	4.5%	(275.5)	(356.7)	(1.3)	82.6	81.3	(22.8)
Total interest-bearing funding	34,546.7	33,725.1	821.6	2.4	2.2%	3.2%	(769.6)	(1,082.2)	(18.3)	330.9	312.6	(28.9)

Banco de Occidente’s average balance of gross loans increased 5.3% or Ps 1,722.8 billion in 2021 and the average yield was 7.5%, 118 basis points lower than in 2020. Growth of average balances was lower than that of closing balances (12.0%) due to predominant commercial dynamics evidenced in 2020. As described in Grupo Aval’s analysis, yields on loans were negatively impacted by trends in reference rates and competition. In addition, reliefs granted had a negative effect on interest income for gross loans when using the effective interest rate method. In the case of Banco de Occidente, the effect of reliefs recognized was Ps 11.6 billion in 2021 and Ps 22.3 billion in 2020.

Banco de Occidente rebalanced the composition of its average balance of investments in debt securities (interest-earning and held for trading) increasing the position held in investments in debt securities held at fair value though other comprehensive income and at amortized cost by Ps 1,024.6 billion and decreasing the position of investments held at fair value though profit or loss by Ps 589.4 billion. The bank’s portfolio strategy intended to achieve positive carry on the excess liquidity provided by funding at favorable investment yields and was concentrated in Colombian public debt and private debt pegged to IBR (interbank rate).

Finally, Banco de Occidente shifted its interest-bearing deposits towards savings accounts, which have lower average rates paid than time deposits. Repricing efforts on deposits focused on the institutional and large corporate segments, through which the bank managed to pass through most of the decrease in the average benchmark rate, while growing its average balance. In addition, Banco de Occidente was able to increase its average non-interest bearing checking accounts by Ps 1,402.0 billion, mainly in institutional and official clients.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(882.6)	(1,246.6)	364.1	(29.2)
Impairment (loss) recovery on other financial assets	0.5	(3.9)	4.3	(112.6)
Recovery of charged-off financial assets	158.4	113.2	45.2	40.0
Net impairment loss on financial assets	(723.7)	(1,137.3)	413.7	(36.4)

Banco de Occidente’s impairment loss on loans and other accounts receivable decreased 29.2% or Ps 364.1 billion to Ps 882.6 billion, driven by the improvement of the loan portfolio’s ECL, in line with the positive outlook of asset quality resulting from the economic recovery and its effect on borrowers’ credit risk. For more information regarding risk management measures implemented during 2021 in relation to COVID-19 please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

In addition, recovery of charged-off financial assets increased 40.0% or Ps 45.2 billion to Ps 158.4 billion, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		2021 vs. 2020	year ended December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points	2021	2020	basis points

	(in Ps billions)
Commercial	(490.3)	(532.4)	42.1	(7.9)	2.0%	2.3%	(25)	1.9%	2.2%	(32)
Consumer	(384.4)	(673.0)	288.6	(42.9)	4.7%	9.0%	(429)	3.3%	7.8%	(451)
Mortgage	(2.9)	(35.8)	32.8	(91.8)	0.1%	2.0%	(188)	0.1%	2.0%	(187)
Gross loans	(877.7)	(1,241.2)	363.5	(29.3)	2.6%	3.8%	(125)	2.1%	3.5%	(137)
Interbank and overnight funds	0.0	0.9	(0.9)	(98.8)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(877.7)	(1,240.3)	362.6	(29.2)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(4.9)	(6.3)	1.5	(23.0)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(882.6)	(1,246.6)	364.1	(29.2)	2.6%	3.8%	(126)	2.1%	3.5%	(137)

Banco de Occidente’s cost of risk decreased across all categories of loans, aided by the improvement in asset quality as shown by the net movements in loans measured by Stages, a Ps 118.5 billion decrease in the balance of Stage 3 consumer loans (Ps 89.1 billion of which consisted of credit cards and auto loans classified as “non-recoverable”) led to a Ps 252.7 billion decrease in impairment loss on consumer loans as compared to 2020.

At December 31, 2021, the balance of Stage 2 loans had increased 25.9% or Ps 1,114.5 billion to Ps 5,420.1 billion. In commercial, Stage 2 loans increased Ps 711.6 billion to Ps 3,371.0 billion, driven by a deterioration in the large corporates and SME segments (Ps 443.3 billion of this increase was classified as “normal”, Ps 37.9 billion as “acceptable above normal” and Ps 230.4 billion as “appreciable”) as the bank transferred PAD 2, 3 and 4 (higher risk ratings) that remained under Stage 1 to Stage 2. In consumer, Stage 2 loans increased Ps 252.7 billion (Ps 221.3 billion of which was classified as “acceptable above normal” and Ps 64.5 billion as “appreciable”) to Ps 1,792.1 billion, mainly in personal loans, credit cards and auto loans accounted for Ps 278.5 billion, Ps 34.8 billion and Ps 18.4 billion of the total increase in Stage 2 consumer loans, respectively, while payroll loans showed a Ps 76.5 billion decrease.

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

	At December 31,								Change, 2021 vs. 2020
	2021				2020							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	19,857.2	3,371.0	2,350.6	25,578.8	17,943.5	2,659.4	2,267.7	22,870.6	10.7	26.8	3.7	11.8
Consumer	6,683.5	1,792.1	411.8	8,887.5	5,833.8	1,539.4	530.3	7,903.5	14.6	16.4	(22.3)	12.4
Mortgages	1,755.1	257.0	120.9	2,132.9	1,680.8	106.8	118.1	1,905.7	4.4	140.6	2.3	11.9
Gross loans	28,295.8	5,420.1	2,883.3	36,599.2	25,458.1	4,305.6	2,916.2	32,679.9	11.1	25.9	(1.1)	12.0

Commercial	77.6%	13.2%	9.2%	100.0%	78.5%	11.6%	9.9%	100.0%
Consumer	75.2%	20.2%	4.6%	100.0%	73.8%	19.5%	6.7%	100.0%
Mortgages	82.3%	12.0%	5.7%	100.0%	88.2%	5.6%	6.2%	100.0%
Composition of gross loans per Stage	77.3%	14.8%	7.9%	100.0%	77.9%	13.2%	8.9%	100.0%

For a general description of reliefs granted in Colombia to support borrowers affected by the pandemic refer to Grupo Aval’s analysis. At December 31, 2021, asset quality measured by loans at least 91 days past due had improved 156 basis points to 3.5% as compared to a year earlier. At December 31, 2021, 16.4% (31.8% in 2020) of Banco de Occidente’s gross loans had benefited from reliefs or were under PAD. At the same date, the bank did not have any outstanding loan balances under payment holidays. Loans past due more than 30 days that had benefited either from payment holidays or PAD represented 1.1% (2.1% in 2020) of gross loans or 6.4% (8.1% in 2020) of loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or PAD represented 0.8%

(1.3% in 2020) of gross loans or 4.7% (4.8% in 2020) of loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under PAD for Banco de Occidente, as well as their proportion over each category of loans at the dates indicated.

	Outstanding balance of loans that were relieved and under PAD
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	4,197.7	—	196.4	57.7	228.0	4,679.8	4,569.0	1,667.3	252.5	85.5	157.0	6,731.2
As a % of commercial loans	16.4%	0.0%	0.8%	0.2%	0.9%	18.3%	20.0%	7.3%	1.1%	0.4%	0.7%	29.4%
Consumer	786.1	—	74.4	30.4	42.6	933.5	2,129.0	90.5	230.6	142.3	241.3	2,833.8
As a % of consumer loans	8.8%	0.0%	0.8%	0.3%	0.5%	10.5%	26.9%	1.1%	2.9%	1.8%	3.1%	35.9%
Mortgages	311.9	—	61.6	14.1	13.3	401.0	580.9	62.3	121.2	53.7	13.7	831.9
As a % of mortgages	14.6%	0.0%	2.9%	0.7%	0.6%	18.8%	30.5%	3.3%	6.4%	2.8%	0.7%	43.7%
Gross loans	5,295.7	—	332.4	102.2	284.0	6,014.3	7,278.9	1,820.2	604.3	281.5	412.1	10,396.9
As a % of gross loans	14.5%	0.0%	0.9%	0.3%	0.8%	16.4%	22.3%	5.6%	1.8%	0.9%	1.3%	31.8%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco de Occidente (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2021 vs. 2020		at December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	1,022.7	1,160.9	(138.1)	(11.9)	4.0%	5.1%	(108)
Consumer	198.3	428.8	(230.5)	(53.8)	2.2%	5.4%	(319)
Mortgages	67.9	70.4	(2.5)	(3.5)	3.2%	3.7%	(51)
Gross loans	1,288.9	1,660.0	(371.2)	(22.4)	3.5%	5.1%	(156)

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2021 vs. 2020		of average gross loans		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	495.9	574.9	(79.0)	(13.7)	2.1%	2.5%	(41)
Consumer	498.4	365.7	132.8	36.3	6.0%	4.9%	118
Mortgages	1.8	0.5	1.4	291.6	0.1%	0.0%	7
Total charge-offs	996.2	941.0	55.1	5.9	2.9%	2.9%	2
(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 152.7% in 2021 and 119.4% in 2020. Charge-offs remained relatively stable as a percentage of average gross loans, with a higher ratio in consumer loans associated with delinquency of relieved loans and a lower ratio in commercial loans, mainly driven by the Ps 168.6 billion charge-off of the exposure to Concesionaria Ruta del Sol during the third quarter of 2020.

Net income from commissions and fees

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Banking fees	377.8	346.2	31.6	9.1
Trust activities and portfolio management services	80.4	76.5	3.9	5.0
Income from commissions and fees	458.2	422.8	35.4	8.4
Expenses from commissions and fees	(126.4)	(104.4)	(22.0)	21.1
Net income from commissions and fees	331.8	318.4	13.4	4.2

Income from commissions and fees increased 8.4% or Ps 35.4 billion, recovering from the effects of lockdowns. Banking fees mainly explained this result, with a 9.1% or Ps 31.6 billion increase. The main drivers for this performance were the same as those discussed under Grupo Aval’s analysis. Debit and credit card fees increased 18.1% or Ps 18.9 billion and banking service fees increased 6.2% or Ps 14.3 billion. The Ps 18.9 billion increase in debit and credit cards was driven by a 49.1% or Ps 22.6 billion increase in income from merchant acquiring, supported by higher transactional activity as compared to 2020, that was partially offset by a 6.6% or Ps 3.6 billion decrease in credit and debit card fees. In addition, trust activities and portfolio management services from Fiduciaria de Occidente grew 5.0% or Ps 3.9 billion. The increase in expenses from commissions and fees reflects expenses directly related to the recovery of income from commissions and fees and by higher fees paid for external sales-forces, as commercial activity increased after being negatively impacted by lockdowns during most part of 2020.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Income from sales of goods and services	237.0	235.8	1.2	0.5
Costs and expenses of sales of goods and services	(318.7)	(311.4)	(7.2)	2.3
Gross loss from sales of goods and services	(81.7)	(75.7)	(6.0)	8.0

Gross loss from sales of goods and services increased by Ps 6.0 billion to a gross loss of Ps 81.7 billion in 2021, and refers to the non-financial results of Nexa BPO, Banco de Occidente’s subsidiary. Income from sales of goods and services increased 0.5% or Ps 1.2 billion to Ps 237.0 billion in 2021, mainly driven by (i) a Ps 7.9 billion increase in customer service call centers and from sales force outsourcing and (ii) a Ps 6.4 billion decrease in income related to income in 2020 from Government-sponsored programs PAEF (“Programa de Apoyo al Empleo Formal”) and PAP (“Programa de Apoyo a Primas”), for which Nexa BPO applied during certain months.

Costs and expenses of sales of goods and services showed a 2.3% or Ps 7.2 billion increase to Ps 318.7 billion in 2021, mainly driven by a Ps 7.1 billion increase in personnel expenses. The gross loss from sales of goods and services results from the provision of services by Nexa BPO to Banco de Occidente and its subsidiaries (which income is eliminated in the consolidation process).

Net trading income (loss)

Banco de Occidente’s net trading loss for 2021 was Ps 67.8 billion, Ps 464.7 billion lower than the Ps 396.9 billion income in 2020, resulting from a Ps 378.9 billion decrease in net trading income from derivatives and a Ps 85.8 billion decrease in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was offset by a Ps 416.6 billion increase in foreign exchange gains (losses), net, recognized under other income.

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

Total income from investment securities for Banco de Occidente (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 192.7 billion for 2021, 24.0% or Ps 60.8 billion less than in 2020, primarily driven by an 118 basis points decrease in the average yield on total investment securities to 2.72% in 2021 from 3.90% in 2020, resulting in a Ps 76.7 billion decrease in interest income, which was partially offset by a 9.0% or Ps 587.9 billion increase in the average balance of total investment securities to Ps 7,085.4 billion in 2021, resulting in a Ps 16.0 billion increase in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	230.6	(186.0)	416.6	(224.0)
Share of profit of equity accounted investees, net of tax (Equity method)	245.9	256.6	(10.8)	(4.2)
Net gain on sale of debt and equity securities	1.3	70.8	(69.4)	(98.1)
Dividends	3.1	2.3	0.8	33.9
Gain (loss) on the sale of non-current assets held for sale	12.0	44.4	(32.4)	(73.0)
Gain on sale of property, plant and equipment	5.1	6.3	(1.2)	(19.5)
Net gain (loss) in asset valuation	17.7	(16.1)	33.8	(209.9)
Other	36.8	26.0	10.9	42.0
Other income	552.6	204.3	348.2	170.4

Other income increased 170.4% or Ps 348.2 billion, mainly as a result of an increase in foreign exchange gains (losses), net. The Ps 416.6 billion increase in foreign exchange gains (losses), net to a Ps 230.6 billion net gain was partially offset by the Ps 378.9 billion decrease in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2021 was a Ps 141.6 billion gain, Ps 37.6 billion higher than in 2020, resulting from favorable portfolio positioning along the year.

The Ps 69.4 billion decrease in net gain on sale of debt and equity securities was explained by temporary favorable conditions in fixed income markets during 2020 that were not present in 2021.

In 2020 Banco de Occidente carried out a PP&E structure optimization program that helped mitigate the negative effects of the pandemic on the bank’s results. As such, the Ps 32.4 billion decrease in gain (loss) on the sale of non-current assets held for sale is mainly attributable to the absence of a Ps 36.8 billion gain on the sale of non-current assets held for sale (as their fair value was higher than their book value at the time of transfer). The Ps 33.8 billion increase in net gain (loss) in asset valuation was mainly explained by favorable valuation of investment properties in 2021 as compared to unfavorable valuation in 2020, associated with the aforementioned PP&E structure optimization.

Finally, the Ps 10.8 billion decrease in share of profit of equity accounted investees, net of tax (equity method) was driven by (i) Corficolombiana’s 21.9% decrease in net income and (ii) Porvenir’s 0.2% increase in net income. For more information on the performance of these companies refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Corficolombiana” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Porvenir”.

Other expenses

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.1)	(0.0)	(0.0)	106.9
Personnel expenses	(503.6)	(513.0)	9.4	(1.8)
Administrative and other expenses	(687.3)	(655.9)	(31.4)	4.8
Depreciation and amortization	(126.5)	(116.1)	(10.5)	9.0
Impairment loss on other assets	(1.6)	(4.1)	2.5	(60.1)
Other	(3.6)	(34.2)	30.6	(89.5)
Other expenses	(1,322.8)	(1,323.4)	0.6	(0.0)

Other expenses remained flat over the year at Ps 1,322.8 billion. The Ps 30.6 billion decrease in other was mainly driven by a Ps 20.8 billion decrease in provisions related to contingent loans (e.g., loan commitments, financial guarantees and unused credit card balances) measured by expected credit loss (ECL). The Ps 9.4 billion decrease in personnel expenses results from a 1.7% or Ps 8.0 billion decrease in salaries and employee benefits and a 4.3% or Ps 1.4 billion decrease in labor severances and bonus plan payments. For reference, the minimum wage in Colombia increased by 3.5% in 2021 as compared to 2020.

The Ps 31.4 billion increase in administrative and other expenses is mostly attributable to (i) a Ps 24.1 billion increase in contributions and affiliations due to higher payment processing transactions on POS and (ii) a Ps 23.2 billion increase in deposit insurance expenses related to the increase in the average balance of deposits between 2021 and 2020 and increased premiums charged by FOGAFIN to Banco de Occidente. Partially offsetting the above, the bank was able to achieve a Ps 5.9 billion decrease in service expenses due to recurring savings arising as lockdowns during the first half of the year, work-from-home policies and footprint optimization reduced expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others. Finally, other expenses decreased Ps 11.3 billion mainly explained by joint ventures, software development services and collaboration expenses.

The increase in depreciation and amortization is explained by (i) a Ps 9.4 billion increase in amortizations, explained by the completion in 2020 and amortization in 2021 of IT and digital transformation projects and (ii) a Ps 4.4 billion increase in depreciation of rights-of-use that was offset by a Ps 3.4 billion decrease in depreciation of PP&E.

Given that Banco de Occidente’s other expenses decreased by 0.04% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income and other income) decreased by 1.0%, the cost to income efficiency ratio deteriorated 49 basis points to 48.9% in 2021 from 48.4% in 2020. The ratio of other expenses as a percentage of average assets improved by 13 basis points to 2.8% in 2021 from 2.9% in 2020.

Tax expense

Income tax expense for Banco de Occidente increased by Ps 140.4 billion, to a Ps 74.9 billion tax expense in 2021. This was driven by a Ps 395.7 billion increase in taxable income (defined as income before income tax expense excluding dividends and the equity method, as both are non-taxable income), resulting in a Ps 134.2 billion increase in income tax expense. The tax reform had a one-time negative effect on Banco de Occidente’s deferred taxes that implied an additional Ps 34.2 billion expense in 2021.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased 0.3%, or Ps 0.02 billion, to Ps 5.7 billion in 2021 compared with 2020. The ratio of net income attributable to non-controlling interest to net income decreased to 1.0% in 2021 from 1.7% in 2020. The decrease in this ratio is mainly attributable to the recovery of net income at Banco de Occidente, which lowers this ratio relative to a year ago.

Banco Popular

Overview

Banco Popular’s net income attributable to owners of the parent for the year ended December 31, 2021, was Ps 313.3 billion, increasing 33.9% or Ps 79.3 billion compared to the year ended December 31, 2020. The following discussion describes the main drivers of Banco de Popular’s results of operations for the year ended December 31, 2021, compared to the year ended December 31, 2020.

	Banco Popular
	For the year ended		Change 2021 vs
	December 31,		2020
	2021	2020	#	%

	(in Ps billions)
Total interest income	2,208.7	2,235.0	(26.3)	(1.2)
Total interest expense	(617.6)	(822.6)	205.0	(24.9)
Net interest income	1,591.1	1,412.4	178.7	12.7
Impairment loss on loans and other accounts receivable	(197.2)	(333.0)	135.8	(40.8)
Impairment (loss) recovery on other financial assets	(0.6)	(0.3)	(0.3)	108.0
Recovery of charged-off financial assets	35.9	29.6	6.3	21.3
Net impairment loss on financial assets	(161.9)	(303.7)	141.8	(46.7)
Net interest income, after impairment losses	1,429.2	1,108.7	320.5	28.9
Net income from commissions and fees	194.1	189.7	4.3	2.3
Net trading income	18.5	51.9	(33.4)	(64.4)
Other income	134.7	137.5	(2.9)	(2.1)
Other expenses	(1,306.1)	(1,161.7)	(144.4)	12.4
Net income before tax expense	470.3	326.1	144.2	44.2
Income tax expense	(155.7)	(91.3)	(64.4)	70.5
Net income for the year	314.6	234.8	79.8	34.0
Net income for the year attributable to:
Owners of the parent	313.3	234.0	79.3	33.9
Non-controlling interest	1.3	0.8	0.5	65.1

Net interest income

Net interest income increased 12.7% or Ps 178.7 billion to Ps 1,591.1 billion in 2021. Interest expense decreased 24.9%, more than total interest income, due to a 112 basis points reduction in the average interest rate paid on interest-bearing funding which was partially offset by a 6.6% or Ps 1,421.3 billion increase in the average balance of interest-bearing funding. Total interest income performance was driven by a 67 basis points decrease in the average yield of interest-earning assets that was partially offset by a 6.5% or Ps 1,555.2 billion increase in average interest-earning assets. Yields and rates paid were pressured downwards by a declining benchmark interest rate and a high liquidity environment. In this context, Banco Popular was able to increase its spreads and net interest margin given its focus on payroll loans, which tend to price in changes in the benchmark rate slower than other products given their longer maturity. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits increased by 40 basis points to 6.9%. In turn, net interest margin increased by 34 basis points to 6.2%. The main drivers impacting interest-earning assets and interest-bearing funding during 2021, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2021 vs. 2020		the year ended December 31,		year ended December 31,		Change, 2021 vs. 2020
2021	2020	#	%	2021	2020	2021	2020	#	%

(in Ps billions)						(in Ps billions)
25,632.6	24,077.4	1,555.2	6.5	6.2%	5.9%	1,591.1	1,412.4	178.7	12.7

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	6,640.3	7,558.6	(918.3)	(12.1)	4.3%	5.9%	284.6	444.4	(39.4)	(120.4)	(159.8)	(36.0)
Consumer	14,197.0	12,458.5	1,738.5	14.0	11.8%	12.8%	1,672.0	1,595.5	204.7	(128.2)	76.5	4.8
Mortgages	1,170.6	1,031.9	138.8	13.4	8.0%	7.9%	93.2	81.4	11.0	0.7	11.8	14.5
Microcredit	4.1	5.3	(1.2)	(21.9)	4.9%	6.7%	0.2	0.4	(0.1)	(0.1)	(0.1)	(41.9)
Gross loans	22,012.0	21,054.2	957.8	4.5	9.3%	10.1%	2,050.0	2,121.6	89.2	(160.8)	(71.6)	(3.4)
Interbank and overnight funds	80.0	161.9	(81.8)	(50.6)	7.3%	6.4%	5.9	10.4	(6.0)	1.5	(4.5)	(43.4)
Total gross loans	22,092.1	21,216.1	876.0	4.1	9.3%	10.0%	2,055.9	2,132.0	81.5	(157.6)	(76.1)	(3.6)
Investments in debt securities	3,540.5	2,861.3	679.2	23.7	4.3%	3.6%	152.8	103.0	29.3	20.5	49.8	48.4
Total interest-earning assets	25,632.6	24,077.4	1,555.2	6.5	8.6%	9.3%	2,208.7	2,235.0	134.0	(160.3)	(26.3)	(1.2)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	191.0	151.5	39.6	26.1	0.6%	0.9%	(1.1)	(1.3)	(0.2)	0.4	0.2	(15.3)
Time deposits	7,894.6	7,994.8	(100.2)	(1.3)	3.7%	4.9%	(293.8)	(392.2)	3.7	94.7	98.4	(25.1)
Savings accounts	11,800.1	10,341.0	1,459.2	14.1	1.6%	2.6%	(184.7)	(268.2)	(22.8)	106.3	83.5	(31.1)
Total interest-bearing deposits	19,885.8	18,487.3	1,398.5	7.6	2.4%	3.6%	(479.7)	(661.8)	(33.7)	215.8	182.1	(27.5)
Interbank borrowings and overnight funds	476.3	607.4	(131.1)	(21.6)	1.1%	3.5%	(5.5)	(21.5)	1.5	14.5	16.0	(74.6)
Borrowings from banks and others	478.4	438.0	40.4	9.2	1.9%	3.8%	(9.0)	(16.8)	(0.8)	8.5	7.8	(46.2)
Bonds issued	1,888.2	1,753.0	135.2	7.7	6.2%	6.5%	(117.6)	(114.2)	(8.4)	5.0	(3.4)	3.0
Borrowings from development entities	389.6	411.3	(21.7)	(5.3)	1.5%	2.0%	(5.9)	(8.3)	0.3	2.1	2.5	(29.7)
Other funding	3,232.5	3,209.7	22.8	0.7	4.3%	5.0%	(138.0)	(160.8)	(1.0)	23.8	22.9	(14.2)
Total interest-bearing funding	23,118.3	21,697.0	1,421.3	6.6	2.7%	3.8%	(617.6)	(822.6)	(38.0)	242.9	205.0	(24.9)

Banco Popular’s average balance of gross loans increased 4.5% or Ps 957.8 billion in 2021 and the average yield was 9.3%, 76 basis points lower than in 2020. Growth of average balances was lower than that of closing balances (5.3%) due to the predominant commercial dynamics evidenced in 2020. Banco Popular’s average consumer loans grew vigorously while average commercial loans decreased. Average consumer loans grew more than closing balances (12.7%) due to a low comparison base in 2020, when underwriting was slowed down due to the effects of the pandemic. The performance of commercial loans is mainly attributable to (i) increased price competition for low-risk commercial loans related to the official sector, in which Banco Popular focuses and (ii) the fact that average balances during the first months of 2020 were particularly high due an increased appetite for loans as safeguard to the effects of the pandemic.

As described in Grupo Aval’s analysis, yields on loans were negatively impacted by trends in reference rates and competition. In addition, reliefs granted had a negative effect on interest income for gross loans when using the effective interest rate method. In the case of Banco Popular, the effect of reliefs recognized in interest income was Ps 21.0 billion in 2021 and Ps 9.6 billion in 2020.

The main driver for interest-earning investments in debt securities growth was the liquidity consequence of the temporary differences between an increase in funding and slow origination, which set the tone for the bank’s portfolio strategy. The increase in the average yield of interest-earning securities resulted from a portfolio strategy focused on inflation indexed (UVR) sovereign debt that enabled the bank to benefit from the uptick in inflation throughout the year.

Finally, Banco Popular shifted its interest-bearing deposits towards savings accounts, which have lower average rates paid than those of time deposits. Repricing efforts on deposits focused on the institutional and large corporate segments. This allowed the bank to transfer most of the decrease in the average benchmark rate, while growing its average balance.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(197.2)	(333.0)	135.8	(40.8)
Impairment (loss) recovery on other financial assets	(0.6)	(0.3)	(0.3)	108.0
Recovery of charged-off financial assets	35.9	29.6	6.3	21.3
Net impairment loss on financial assets	(161.9)	(303.7)	141.8	(46.7)

Banco Popular’s impairment loss on loans and other accounts receivable decreased 40.8% or Ps 135.8 billion to Ps 197.2 billion, driven by the improvement of the loan portfolio’s ECL, in line with the positive outlook of asset quality resulting from the economic recovery and its effect on borrowers’ credit risk. For more information regarding risk management measures implemented during 2021 please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

In addition, recovery of charged-off financial assets increased 21.3% or Ps 6.3 billion to Ps 35.9 billion in 2021, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		2021 vs. 2020	year ended December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points	2021	2020	basis points

	(in Ps billions)
Commercial	(28.8)	(80.8)	52.0	(64.3)	0.4%	1.1%	(64)	0.4%	1.0%	(59)
Consumer	(165.0)	(245.4)	80.4	(32.8)	1.2%	2.0%	(81)	0.9%	1.8%	(86)
Mortgage	(0.2)	(5.1)	4.9	(95.6)	0.0%	0.5%	(48)	0.0%	0.5%	(47)
Microcredit	0.1	(0.4)	0.5	(131.6)	(3.0)%	7.4%	(1,033)	(19.6)%	3.4%	(2,305)
Gross loans	(193.9)	(331.8)	137.9	(41.6)	0.9%	1.6%	(69)	0.7%	1.4%	(72)
Interbank and overnight funds	(1.7)	(0.1)	(1.7)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(195.6)	(331.8)	136.2	(41.0)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(1.5)	(1.2)	(0.4)	33.4	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(197.2)	(333.0)	135.8	(40.8)	0.9%	1.6%	(69)	0.7%	1.4%	(71)

Banco Popular’s cost of risk decreased across all categories of loans, given that Stage 2 loans increased Ps 214.3 billion in 2021, less than the Ps 514.4 billion in 2020. The balance of Stage 2 commercial loans drove the increase in Stage 2 balances with a Ps 286.4 billion increase. However, Ps 292.4 billion of the increase in Stage 2 commercial loans was classified as “normal” with a PD of between 0% and 7.5% which implied low impairment loss needs. In addition, the 16.1% or Ps 1,003.8 billion contraction of Stage 1 commercial loans implied a Ps 45.0 billion decrease in impairment losses.

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

	At December 31,								Change, 2021 vs. 2020
	2021				2020							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	5,217.5	655.1	549.8	6,422.4	6,221.2	368.7	467.9	7,057.8	(16.1)	77.7	17.5	(9.0)
Consumer	14,079.9	430.9	483.8	14,994.6	12,376.6	468.0	457.3	13,301.9	13.8	(7.9)	5.8	12.7
Mortgages	1,135.4	31.7	30.3	1,197.5	1,027.5	66.5	26.2	1,120.3	10.5	(52.3)	15.7	6.9
Microcredit	2.5	0.1	0.6	3.2	3.8	0.2	0.9	4.9	(34.1)	(54.3)	(39.2)	(36.0)
Gross loans	20,435.3	1,117.8	1,064.5	22,617.6	19,629.1	903.5	952.2	21,484.9	4.1	23.7	11.8	5.3

Commercial	81.2%	10.2%	8.6%	100.0%	88.1%	5.2%	6.6%	100.0%
Consumer	93.9%	2.9%	3.2%	100.0%	93.0%	3.5%	3.4%	100.0%
Mortgages	94.8%	2.6%	2.5%	100.0%	91.7%	5.9%	2.3%	100.0%
Microcredit	79.3%	3.3%	17.4%	100.0%	77.0%	4.6%	18.3%	100.0%
Composition of gross loans per Stage	90.4%	4.9%	4.7%	100.0%	91.4%	4.2%	4.4%	100.0%

For a general description of reliefs granted in Colombia to support borrowers affected by the pandemic refer to Grupo Aval’s analysis. At December 31, 2021, asset quality measured by loans at least 91 days past due had improved 33 basis points to 2.9% as compared to a year earlier. At December 31, 2021, 7.1% (10.3% in 2020) of Banco Popular’s gross loans had benefited from reliefs or were under PAD. At the same date, 0.2% (6.9% in 2020) of the bank’s gross loans were under payment holidays. Loans past due more than 30 days that had benefited either from payment holidays or PAD represented 0.6% (0.5% in 2020) of gross loans or 8.2% (6.7% in 2020) of loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or PAD represented 0.4% (0.3% in 2020) of gross loans or 5.9% (4.1% in 2020) of loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under PAD for Banco Popular, as well as their proportion over each category of loans at the dates indicated.

	Outstanding balance of loans that were relieved and under PAD
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	686.6	49.7	46.5	5.4	35.1	823.3	723.6	450.6	80.0	8.9	26.0	1,289.1
As a % of commercial loans	10.7%	0.8%	0.7%	0.1%	0.5%	12.8%	10.3%	6.4%	1.1%	0.1%	0.4%	18.3%
Consumer	304.4	—	19.7	13.9	44.0	382.0	405.4	—	31.3	16.5	32.5	485.6
As a % of consumer loans	2.0%	0.0%	0.1%	0.1%	0.3%	2.5%	3.0%	0.0%	0.2%	0.1%	0.2%	3.7%
Mortgages	317.5	—	52.2	16.3	12.2	398.2	353.4	—	57.0	19.6	14.0	444.0
As a % of mortgages	26.5%	0.0%	4.4%	1.4%	1.0%	33.3%	31.5%	0.0%	5.1%	1.7%	1.3%	39.6%
Microcredit	0.1	—	0.0	0.0	0.1	0.3	0.3	—	0.0	0.1	0.2	0.6
As a % of microcredit loans	4.5%	0.0%	0.5%	0.7%	2.7%	8.4%	5.7%	0.0%	1.0%	2.1%	3.9%	12.7%
Gross loans	1,308.7	49.7	118.4	35.6	91.4	1,603.8	1,482.6	450.6	168.4	45.1	72.7	2,219.3
As a % of gross loans	5.8%	0.2%	0.5%	0.2%	0.4%	7.1%	6.9%	2.1%	0.8%	0.2%	0.3%	10.3%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco Popular (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2021 vs. 2020		at December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	261.9	287.5	(25.5)	(8.9)	4.1%	4.1%	1
Consumer	351.0	356.3	(5.3)	(1.5)	2.3%	2.7%	(34)
Mortgages	38.0	45.6	(7.6)	(16.6)	3.2%	4.1%	(90)
Microcredit	0.5	0.8	(0.3)	(38.3)	16.5%	17.2%	(64)
Gross loans	651.4	690.2	(38.8)	(5.6)	2.9%	3.2%	(33)

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2021 vs. 2020		of average gross loans		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	45.4	132.5	(87.1)	(65.7)	0.7%	1.8%	(107)
Consumer	189.6	213.3	(23.8)	(11.1)	1.3%	1.7%	(38)
Mortgages	0.5	1.3	(0.8)	(60.6)	0.0%	0.1%	(8)
Microcredit	0.5	0.1	0.4	368.9	12.6%	2.1%	1,049
Total charge-offs	236.0	347.3	(111.3)	(32.0)	1.1%	1.6%	(58)
(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 168.8% in 2021 and 154.0% in 2020. Charge-offs decreased as a percentage of average gross loans; in consumer loans driven by the performance of payroll loans and in commercial loans explained by the Ps 126.0 billion charge-off of the exposure to Concesionaria Ruta del Sol during the third quarter of 2020.

Net income from commissions and fees

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Banking fees	175.7	165.3	10.4	6.3
Bonded warehouse services	58.3	58.9	(0.6)	(1.0)
Trust activities and portfolio management services	22.2	23.0	(0.7)	(3.2)
Pension fund management	1.5	1.8	(0.3)	(14.2)
Income from commissions and fees	257.8	249.0	8.8	3.5
Expenses from commissions and fees	(63.7)	(59.3)	(4.5)	7.5
Net income from commissions and fees	194.1	189.7	4.3	2.3

Income from commissions and fees increased 3.5% or Ps 8.8 billion, recovering from the effects of lockdowns. Banking fees explained this result, increasing 6.3% or Ps 10.4 billion. These were partially offset by the decrease of (i) 1.0% or Ps 0.6 billion in bonded warehouse services, (ii) 3.2% or Ps 0.7 billion of trust activities and portfolio management services and (iii) 14.2% or Ps 0.3 billion in pension and fund management. Banking service fees increased 10.5% or Ps 13.0 billion, partially offset by the 6.6% or Ps 2.7 billion decrease of debit and credit cards. The bank focused its credit card growth during 2021 on the “Tarjeta Cero” a card with no maintenance fees. The increase in expenses from commissions and fees reflects expenses directly related to the recovery of income from commissions and fees and by higher fees paid to external sales-forces, as commercial activity increased after being negatively impacted by lockdowns during most part of 2020.

Net trading income

Banco Popular’s net trading income was Ps 18.5 billion in 2021, Ps 33.4 billion lower than in 2020, resulting from a Ps 21.7 billion decrease in net trading income from derivatives and a Ps 11.7 billion decrease in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was offset by a Ps 28.2 billion increase in foreign exchange gains (losses), net, recognized under other income.

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

Total income from investment securities for Banco Popular (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 163.3 billion for 2021, 30.5% or Ps 38.2 billion higher than in 2020. This was primarily driven by a 21.0% or Ps 671.6 billion increase in the average balance of total investment securities to Ps 3,866.3 billion in 2021, resulting in a Ps 28.4 billion increase in interest income and a 31 basis points increase in the average yield on total investment securities to 4.2% in 2021 from 3.9% in 2020 resulting in a Ps 9.8 billion increase in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	11.1	(17.1)	28.2	(165.0)
Share of profit of equity accounted investees, net of tax (Equity method)	67.2	83.7	(16.5)	(19.7)
Net gain on sale of debt and equity securities	16.6	27.0	(10.4)	(38.4)
Dividends	7.7	5.8	1.8	31.3
Gain on sale of property, plant and equipment	2.7	0.3	2.4	800.8
Net gain (loss) in asset valuation	(3.1)	2.3	(5.4)	(235.3)
Other	32.4	35.4	(3.0)	(8.5)
Other income	134.7	137.5	(2.9)	(2.1)

Other income decreased 2.1% or Ps 2.9 billion, mainly as a result of (i) a Ps 16.5 billion decrease in share of profit of equity accounted investees, net of tax (equity method) driven by the results of Corficolombiana, (ii) a Ps 10.4 billion decrease in net gain on sale of debt and equity securities, explained by temporary favorable conditions in fixed income markets during 2020 that were not present in 2021, and (iii)

a Ps 5.4 billion decrease in net gain (loss) in asset valuation. The above were partially offset by a Ps 28.2 billion increase in foreign exchange gains (losses), net. The Ps 28.2 billion increase in foreign exchange gains (losses), net to a Ps 11.1 billion net gain was partially offset by the Ps 21.7 billion decrease in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2021 was a Ps 19.2 billion gain, Ps 6.4 billion higher than in 2020, resulting from favorable portfolio positioning along the year.

Other expenses

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Personnel expenses	(450.4)	(391.1)	(59.3)	15.2
Administrative and other expenses	(745.6)	(667.3)	(78.3)	11.7
Depreciation and amortization	(100.1)	(89.5)	(10.6)	11.9
Impairment loss on other assets	(3.7)	(0.1)	(3.5)	N.A.
Other	(6.3)	(13.8)	7.4	(54.0)
Other expenses	(1,306.1)	(1,161.7)	(144.4)	12.4

Other expenses increased 12.4% or Ps 144.4 billion driven by a Ps 78.3 billion increase in administrative and other expenses. In turn, this was explained by (i) a Ps 10.7 billion increase in insurance expenses, driven by deposit insurance related to the increase in the average balance of deposits between 2021 and 2020, (ii) a Ps 8.0 billion increase consulting and legal fees among others, (iii) a Ps 9.8 billion increase in service expenses, among which marketing and outsourcing services explained most of the increase, (iv) a Ps 5.3 billion increase in maintenance and repairs, (v) a Ps 4.5 billion increase in non-deductible VAT, and (vi) a Ps 33.3 billion increase in other expenses, mainly explained by joint ventures, software development services and collaboration expenses.

The increase in personnel expenses results from a Ps 51.4 billion increase in labor severances and bonus plan payments, associated with a headcount optimization plan carried out by Banco Popular. In addition, salaries and employee benefits increased 2.1% or Ps 8.0 billion. For reference, the minimum wage in Colombia increased by 3.5% in 2021 as compared to 2020.

The increase in depreciation and amortization is explained by (i) a Ps 14.2 billion increase in amortizations, explained by the completion in 2020 and amortization in 2021 of IT and digital transformation projects, (ii) a Ps 2.5 billion decrease in depreciation of rights-of-use, and (iii) a Ps 1.1 billion decrease in depreciation of PP&E.

Given that Banco Popular’s other expenses increased by 12.4% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, net trading income and other income) increased by 8.2%, the cost to income efficiency ratio increased to 67.4% in 2021 from 64.8% in 2020. The ratio of other expenses as a percentage of average assets increased to 4.6% in 2021 from 4.3% in 2020.

Tax expense

Income tax expense for Banco Popular increased by Ps 64.4 billion, to Ps 155.7 billion in 2021. This was driven by a Ps 158.9 billion increase in taxable income (defined as income before income tax expense excluding dividends and the equity method, as both are non-taxable income), resulting in a Ps 54.0 billion increase in income tax expense. The tax reform had a one-time negative effect on Banco Popular’s deferred taxes that implied an additional Ps 8.5 billion expense in 2021. Banco Popular’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 39.4% in 2021 and 38.6% in 2020.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest is not a significant contributor to net income for Banco Popular and is responsible for only 0.4% of net income for 2021 and 0.3% for 2020.

Banco AV Villas

Overview

Banco AV Villas’ net income attributable to owners of the parent for the year ended December 31, 2021 was Ps 191.8 billion, increasing 17.5% or Ps 28.5 billion compared to the year ended December 31, 2020. The following discussion describes the main drivers of Banco AV Villas’ results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020.

	Banco AV Villas
	For the year ended		Change 2021 vs
	December 31,		2020
	2021	2020	#	%

	(in Ps billions)
Total interest income	1,306.1	1,353.7	(47.6)	(3.5)
Total interest expense	(238.0)	(352.6)	114.6	(32.5)
Net interest income	1,068.1	1,001.1	67.0	6.7
Impairment loss on loans and other accounts receivable	(207.0)	(300.6)	93.6	(31.1)
Impairment (loss) recovery on other financial assets	(0.3)	(0.5)	0.2	(35.1)
Recovery of charged-off financial assets	57.9	47.8	10.1	21.2
Net impairment loss on financial assets	(149.5)	(253.3)	103.9	(41.0)
Net interest income, after impairment losses	918.6	747.8	170.8	22.8
Net income from commissions and fees	93.1	118.1	(25.0)	(21.2)
Net trading income (loss)	(0.6)	16.1	(16.7)	(103.8)
Other income	28.9	58.9	(30.1)	(51.0)
Other expenses	(730.9)	(718.2)	(12.7)	1.8
Net income before tax expense	309.0	222.7	86.3	38.8
Income tax expense	(116.7)	(58.7)	(58.0)	98.7
Net income for the year	192.2	163.9	28.3	17.3
Net income for the year attributable to:
Owners of the parent	191.8	163.3	28.5	17.5
Non-controlling interest	0.4	0.6	(0.2)	(32.4)

Net interest income

Net interest income increased 6.7% or Ps 67.0 billion to Ps 1,068.1 billion in 2021. Interest expense decreased 32.5% or Ps 114.6 billion, more than total interest income, due to a 109 basis points reduction in the average interest rate paid on interest-bearing funding, which was partially offset by a 8.7% or Ps 1,064.2 billion increase in average balance of interest-bearing funding. Total interest income decreased 3.5% or Ps 47.6 billion driven by a 109 basis points decrease in the average yield of interest-earning assets that was partially offset by an 8.8% or Ps 1,244.7 billion increase in average interest-earning assets. Yields and rates paid were pressured downwards by a declining average benchmark interest rate and a high liquidity environment. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits increased by 25 basis points to 8.2%. In turn, net interest margin contracted by 14 basis points to 7.0%. The main drivers impacting interest-earning assets and interest-bearing funding during 2021, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2021 vs. 2020		the year ended December 31,		year ended December 31,		Change, 2021 vs. 2020
2021	2020	#	%	2021	2020	2021	2020	#	%

(in Ps billions)						(in Ps billions)
15,322.8	14,078.0	1,244.7	8.8	7.0%	7.1%	1,068.1	1,001.1	67.0	6.7

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	2,552.6	2,682.9	(130.3)	(4.9)	5.0%	6.6%	127.8	176.2	(6.5)	(41.9)	(48.4)	(27.5)
Consumer	7,396.3	6,951.7	444.6	6.4	11.5%	12.8%	849.7	887.3	51.1	(88.6)	(37.5)	(4.2)
Mortgages	2,468.0	2,440.6	27.4	1.1	9.7%	9.2%	238.6	224.7	2.6	11.3	13.9	6.2
Microcredit	0.4	0.6	(0.1)	(24.7)	15.8%	18.2%	0.1	0.1	(0.0)	(0.0)	(0.0)	(34.5)
Gross loans	12,417.3	12,075.8	341.5	2.8	9.8%	10.7%	1,216.2	1,288.2	33.5	(105.5)	(72.0)	(5.6)
Interbank and overnight funds	113.9	170.0	(56.1)	(33.0)	1.8%	3.5%	2.0	5.9	(1.0)	(2.9)	(3.9)	(65.7)
Total gross loans	12,531.2	12,245.8	285.4	2.3	9.7%	10.6%	1,218.2	1,294.2	27.7	(103.7)	(75.9)	(5.9)
Investments in debt securities	2,791.6	1,832.2	959.3	52.4	3.1%	3.2%	87.9	59.5	30.2	(1.8)	28.4	47.7
Total interest-earning assets	15,322.8	14,078.0	1,244.7	8.8	8.5%	9.6%	1,306.1	1,353.7	106.1	(153.7)	(47.6)	(3.5)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	186.4	117.4	69.0	58.8	0.5%	0.8%	(1.0)	(1.0)	(0.4)	0.3	(0.0)	1.1
Time deposits	3,386.3	4,296.3	(910.0)	(21.2)	2.9%	4.4%	(98.4)	(190.2)	26.4	65.4	91.8	(48.3)
Savings accounts	8,456.0	7,353.4	1,102.6	15.0	1.1%	1.8%	(96.7)	(132.6)	(12.6)	48.5	35.9	(27.1)
Total interest-bearing deposits	12,028.7	11,767.2	261.6	2.2	1.6%	2.8%	(196.0)	(323.7)	(4.3)	132.0	127.7	(39.4)
Interbank borrowings and overnight funds	602.4	199.4	403.0	202.1	2.4%	8.0%	(14.7)	(16.0)	(9.8)	11.1	1.3	(8.2)
Borrowings from banks and others	271.1	272.3	(1.2)	(0.4)	4.0%	4.6%	(11.0)	(12.6)	0.0	1.6	1.6	(12.7)
Bonds issued	401.0	—	401.0	N.A.	4.0%	N.A.	(16.1)	—	(16.1)	—	(16.1)	N.A.
Borrowings from development entities	11.1	11.3	(0.2)	(1.3)	2.0%	2.5%	(0.2)	(0.3)	0.0	0.1	0.1	(22.3)
Other funding	1,285.6	483.0	802.7	166.2	3.3%	6.0%	(42.0)	(28.8)	(26.2)	13.1	(13.1)	45.6
Total interest-bearing funding	13,314.4	12,250.1	1,064.2	8.7	1.8%	2.9%	(238.0)	(352.6)	(19.0)	133.6	114.6	(32.5)

Banco AV Villas’ average balance of gross loans increased 2.8% or Ps 341.5 billion in 2021 and the average yield was 9.8%, 87 basis points lower than in 2020. Average balances grew slower than closing balances (10.3%), explained by strong growth toward the end of the year. Commercial loans decreased 4.9% on average balances and increased 16.6% at end of period. Consumer loan growth of average and end of period balances was 6.4% and 9.5%, respectively. However, when divided by products, the end of period balance for payroll loans and credit cards grew 19.5% and 2.7%, respectively, while personal loans contracted 11.2%. Banco AV Villas started to shift its secured-product driven focus, in place for the last three years, toward unsecured products; seeking to increase its presence in segments that started to recover from the negative impacts of the pandemic.

Given that payroll loans have lower interest rates than personal loans and credit cards, Banco AV Villas’ average yields on consumer loans decreased 127 basis points. This was partially offset by an increase in mix for consumer loans on the average gross loan portfolio, which have higher yields than commercial loans. As described in Grupo Aval’s analysis, yields on loans were negatively impacted by trends in reference rates and competition. In addition, reliefs granted had a negative effect on interest income for gross loans when using the effective interest rate method. In the case of Banco AV Villas, the effect of reliefs recognized was Ps 1.4 billion in 2021 and Ps 13.7 billion in 2020.

The main driver for interest-earning investments in debt securities growth was the liquidity consequence of the temporary differences between an increase in deposits and origination, which gained traction over the second half of the year, setting the tone for the bank’s portfolio strategy.

Finally, Banco AV Villas shifted its interest-bearing deposits towards savings accounts, which have lower average rates paid than time deposits. Banco AV Villas issued bonds for the first time in the bank’s history in an amount for Ps 500.0 billion on February 2021 with maturities between 3 and 5 years.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(207.0)	(300.6)	93.6	(31.1)
Impairment (loss) recovery on other financial assets	(0.3)	(0.5)	0.2	(35.1)
Recovery of charged-off financial assets	57.9	47.8	10.1	21.2
Net impairment loss on financial assets	(149.5)	(253.3)	103.9	(41.0)

Banco AV Villas’ impairment loss on loans and other accounts receivable decreased 31.1% or Ps 93.6 billion to Ps 207.0 billion, driven by the improvement of the loan portfolio’s ECL, in line with the positive outlook of asset quality resulting from the economic recovery and its effect on borrowers’ credit risk. For more information regarding risk management measures implemented during 2020 in relation to COVID-19 please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

The bank achieved a 21.2% or Ps 10.1 billion increase in recovery of charged-off financial assets, leveraged on improved collection processes which enabled the bank to identify potential recoverable clients through data mining initiatives.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		2021 vs. 2020	year ended December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points	2021	2020	basis points

	(in Ps billions)
Commercial	(27.5)	(32.0)	4.5	(14.2)	1.1%	1.2%	(12)	1.1%	1.2%	(11)
Consumer	(180.5)	(258.0)	77.5	(30.0)	2.4%	3.7%	(127)	1.7%	3.0%	(137)
Mortgage	0.9	(9.4)	10.3	(109.7)	0.0%	0.4%	(42)	(0.1)%	0.4%	(43)
Microcredit	0.0	(0.1)	0.1	(161.5)	(9.5)%	11.6%	(2,106)	(11.2)%	5.5%	(1,677)
Gross loans	(207.0)	(299.4)	92.4	(30.8)	1.7%	2.5%	(81)	1.2%	2.1%	(88)
Interbank and overnight funds	(0.0)	(0.0)	0.0	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(207.0)	(299.4)	92.4	(30.8)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(0.0)	(1.2)	1.2	(99.1)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(207.0)	(300.6)	93.6	(31.1)	1.7%	2.5%	(82)	1.2%	2.1%	(89)

Banco de AV Villas’ cost of risk decreased, particularly in consumer loans. At December 31, 2021, the balance of Stage 2 consumer loans increased Ps 62.4 billion (Ps 249.3 billion of which was classified as “normal”, while the remaining riskier classifications showed a Ps 186.8 billion decrease) to Ps 995.2 billion. Payroll loans drove the increase in the balance of consumer Stage 2 loans with a Ps 340.6 billion increase, albeit with the lowest probability of default (Ps 320.8 billion of which were classified as “normal”), while personal loans and credit cards accounted for Ps 180.3 billion and Ps 88.6 billion of the decrease. The delinquency of these products increased driven by customers benefited from reliefs and PAD, transferred to Stage 3, and as such, the balance of Stage 3 consumer loans increased Ps 126.7 billion.

Mortgages performed better than what was initially expected by the bank, which resulted in reclassifications of loans from Stage 2 to Stage 1 and the resulting decrease in the cost of risk. This is reflected by a Ps 181.1 billion decrease in the balance of Stage 2 mortgages (Ps 152.5 billion of which were classified as “normal”) and a Ps 332.4 billion increase of Stage 1 mortgages.

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

	At December 31,								Change, 2021 vs. 2020
	2021				2020							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	2,507.3	71.4	188.3	2,767.0	2,093.7	117.9	160.6	2,372.3	19.8	(39.5)	17.2	16.6
Consumer	6,505.2	995.2	262.8	7,763.2	6,018.2	932.8	136.1	7,087.1	8.1	6.7	93.1	9.5
Mortgages	2,383.8	108.4	91.9	2,584.1	2,051.4	289.5	84.9	2,425.8	16.2	(62.6)	8.2	6.5
Microcredit	0.2	0.0	0.0	0.2	0.2	0.1	0.0	0.4	(31.3)	(78.6)	(26.1)	(45.7)
Gross loans	11,396.5	1,175.0	543.0	13,114.5	10,163.5	1,340.4	381.7	11,885.6	12.1	(12.3)	42.3	10.3

Commercial	90.6%	2.6%	6.8%	100.0%	88.3%	5.0%	6.8%	100.0%
Consumer	83.8%	12.8%	3.4%	100.0%	84.9%	13.2%	1.9%	100.0%
Mortgages	92.2%	4.2%	3.6%	100.0%	84.6%	11.9%	3.5%	100.0%
Microcredit	75.1%	12.4%	12.6%	100.0%	59.3%	31.4%	9.2%	100.0%
Composition of gross loans per Stage	86.9%	9.0%	4.1%	100.0%	85.5%	11.3%	3.2%	100.0%

For a general description of reliefs granted in Colombia to support borrowers affected by the pandemic refer to Grupo Aval’s analysis. At December 31, 2021, asset quality measured by loans at least 91 days past due had deteriorated 67 basis points to 3.6% as compared to a year earlier, driven by the deterioration of consumer loans. In particular, credit cards and personal loans contributed with 42 and 36 basis points of the increase in the delinquency ratio of consumer loans. This was driven by loans relieved or under PAD that became delinquent, adding 208 basis points to the deterioration of consumer loans, that was offset by a 54 basis points improvement of delinquency in non-relieved loans.

At December 31, 2021, 14.2% (22.7% in 2020) of Banco AV Villas’ gross loans had benefited from reliefs or were under PAD. At the same date, the bank did not have any outstanding loan balances under payment holidays. Loans past due more than 30 days that had benefited either from payment holidays or PAD represented 2.4% (1.7% in 2020) of gross loans or 16.9% (7.4% in 2020) of loans that had active payment schedules. Loans past due more than 90 days that had benefited either from payment holidays or PAD represented 2.0% (0.8% in 2020) of gross loans or 13.8% (3.4% in 2020) of loans that had active payment schedules. The following table shows the outstanding balances and status of loans that were relieved and under PAD for Banco AV Villas, as well as their proportion over each category of loans at the dates indicated.

	Outstanding balance of loans that were relieved and under PAD
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	232.6	—	1.5	0.7	15.7	250.4	473.8	9.0	17.5	1.9	16.3	518.5
As a % of commercial loans	8.4%	0.0%	0.1%	0.0%	0.6%	9.0%	20.0%	0.4%	0.7%	0.1%	0.7%	21.9%
Consumer	620.3	—	35.5	32.1	221.9	909.8	1,096.6	0.5	88.6	81.0	55.2	1,321.9
As a % of consumer loans	8.0%	0.0%	0.5%	0.4%	2.9%	11.7%	15.5%	0.0%	1.2%	1.1%	0.8%	18.7%
Mortgages	624.5	—	32.6	24.9	18.4	700.4	768.3	0.1	44.4	26.6	18.9	858.4
As a % of mortgages	24.2%	0.0%	1.3%	1.0%	0.7%	27.1%	31.7%	0.0%	1.8%	1.1%	0.8%	35.4%
Microcredit	0.1	—	—	—	0.0	0.1	0.2	—	—	—	—	0.2
As a % of microcredit loans	44.9%	0.0%	0.0%	0.0%	11.0%	55.8%	47.6%	0.0%	0.0%	0.0%	0.0%	47.6%
Gross loans	1,477.5	—	69.6	57.7	256.0	1,860.7	2,338.8	9.6	150.6	109.5	90.3	2,698.9
As a % of gross loans	11.3%	0.0%	0.5%	0.4%	2.0%	14.2%	19.7%	0.1%	1.3%	0.9%	0.8%	22.7%

The following table shows the balance of loans past due at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco AV Villas (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2021 vs. 2020		at December 31,		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	102.6	105.4	(2.8)	(2.6)	3.7%	4.4%	(73)
Consumer	254.1	122.5	131.6	107.4	3.3%	1.7%	154
Mortgages	110.4	116.0	(5.5)	(4.8)	4.3%	4.8%	(51)
Microcredit	0.0	0.0	(0.0)	(26.1)	12.6%	9.2%	334
Gross loans	467.2	343.9	123.2	35.8	3.6%	2.9%	67

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2021 vs. 2020		of average gross loans		2021 vs. 2020
	2021	2020	#	%	2021	2020	basis points

	(in Ps billions)
Commercial	3.0	54.5	(51.5)	(94.5)	0.1%	2.0%	(191)
Consumer	162.7	259.3	(96.6)	(37.2)	2.2%	3.7%	(153)
Mortgages	1.4	0.1	1.3	1,413.8	0.1%	0.0%	5
Microcredit	0.0	0.1	(0.1)	(90.3)	2.0%	15.8%	(1,373)
Total charge-offs	167.2	314.0	(146.8)	(46.8)	1.3%	2.6%	(125)
(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, as measured by loss allowance divided by past due gross loans more than 90 days was 115.0% in 2021 and 141.6% in 2020. Charge-offs decreased as a percentage of average gross loans; in consumer loans driven by the shift in mix toward payroll loans and in commercial loans explained by the Ps 54.0 billion charge-off of the exposure to Concesionaria Ruta del Sol during the third quarter of 2020.

Net income from commissions and fees

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Banking fees	298.7	275.4	23.3	8.5
Income from commissions and fees	298.7	275.4	23.3	8.5
Expenses from commissions and fees	(205.6)	(157.4)	(48.2)	30.7
Net income from commissions and fees	93.1	118.1	(25.0)	(21.2)

Income from commissions and fees increased as a direct result of an 8.5% or Ps 23.3 billion increase in banking fees. The main drivers for this increase are the same as those discussed under Grupo Aval’s analysis. Debit and credit card fees increased 13.8% or Ps 11.7 billion, banking service fees increased 5.6% or Ps 9.8 billion, and branch network services increased 18.6% or Ps 2.1 billion. The 30.7% or Ps 48.2 billion increase in expenses from commissions and fees is mainly attributable to an increase in fees paid to Nexa BPO for external sales-force fees, resulting from the increase in volume of payroll loan originations as compared to 2020. This contributed to the 19.5% growth in the end of period balance of this product.

Net trading income (loss)

Banco AV Villas’ net trading loss was Ps 0.6 billion in 2021, Ps 16.7 billion lower than the Ps 16.1 billion income in 2020, resulting from a Ps 14.6 billion decrease income from investment securities at fair value through profit or loss and Ps 2.2 billion decrease in net trading income from derivatives.

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

Total income from investment securities for Banco AV Villas (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 90.6 billion for 2021, 17.9% or Ps 13.8 billion more than in 2020. This was primarily driven by a 43.6% or Ps 946.0 billion increase in the average balance of total investment securities to Ps 3,116.9 billion in 2021, resulting in a Ps 27.5 billion increase in interest income, which was partially offset by a 63 basis points decrease in the average yield on total investment securities to 2.9% in 2021 from 3.5% in 2020, resulting in a Ps 13.7 billion decrease in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	1.7	1.3	0.4	29.9
Share of profit of equity accounted investees, net of tax (Equity method)	1.6	(0.7)	2.4	(326.3)
Net gain on sale of debt and equity securities	4.2	26.0	(21.7)	(83.8)
Dividends	4.6	3.9	0.7	16.8
Gain (loss) on the sale of non-current assets held for sale	0.0	0.1	(0.0)	(25.3)
Gain on sale of property, plant and equipment	0.8	0.0	0.8	N.A.
Net gain (loss) in asset valuation	0.2	2.5	(2.3)	(92.3)
Other	15.6	25.9	(10.3)	(39.6)
Other income	28.9	58.9	(30.1)	(51.0)

Other income decreased 51.0% or Ps 30.1 billion, mainly as a result of a decrease in net gain on sale of debt and equity securities. The Ps 21.7 billion decrease in net gain on sale of debt and equity securities was explained by temporary favorable conditions in fixed income markets during 2020 that were not present in 2021. The Ps 10.3 billion decrease in other is mainly explained by commercial incentives received from Mastercard in 2020 for reaching credit and debit card issuance goals. The Ps 2.4 billion increase in share of profit of equity accounted investees, net of tax (equity method) is mainly attributable to the recognition of equity method on the Renting Automayor S.A.S joint venture, which was entered into in 2021. The Ps 0.4 billion increase in foreign exchange gains (losses), net to a Ps 1.7 billion net gain was offset by the Ps 2.2 billion decrease in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2021 was a Ps 1.6 billion loss, Ps 1.8 billion lower than in 2020.

Other expenses

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(0.1)	0.1	(61.2)
Personnel expenses	(262.2)	(255.2)	(7.0)	2.8
Administrative and other expenses	(394.8)	(391.5)	(3.3)	0.9
Depreciation and amortization	(66.5)	(67.6)	1.1	(1.6)
Other	(7.3)	(3.8)	(3.5)	90.6
Other expenses	(730.9)	(718.2)	(12.7)	1.8

During 2021, Banco AV Villas’ focus remained on strict cost contention. Other expenses increased 1.8% or Ps 12.7 billion. The 2.8% or Ps 7.0 billion increase in personnel expenses results from a 1.7% or Ps 4.2 billion increase in salaries and employee benefits and a 25.5% or Ps 2.8 billion increase in labor severances and bonus plan payments related to a headcount optimization plan carried out between March and September. Banco AV Villas’ collective bargaining agreement stipulates a CPI + 2% salary increase for direct employees (CPI for 2020 was 1.6%).

As explained under Grupo Aval’s analysis, recurring savings were captured in service expenses as lockdowns during the first half of 2021 , work-from-home policies and footprint optimization reduced expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others. For Banco AV Villas, expenses related to these services decreased Ps 2.0 billion. Finally, other increased Ps 3.5 billion due to operational risk losses and provisions related to contingent loans (e.g., loan commitments, financial guarantees and unused credit card balances) measured by expected credit loss (ECL). The Ps 1.1 billion decrease in depreciation and amortization was driven by a Ps 0.9 billion decrease in depreciation of rights-of-use assets.

Given that Banco AV Villas’ other expenses increased 1.8% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, net trading income and other income) decreased by 0.4%, the cost to income efficiency ratio increased to 61.5% in 2021 from 60.1% in 2020. The ratio of other expenses as a percentage of average assets improved by 28 basis points to 4.3% in 2021 from 4.6% in 2020.

Tax expense

Income tax expense for Banco AV Villas increased by 98.7% or Ps 58.0 billion, to Ps 116.7 billion in 2021. Banco AV Villas’ effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 38.6% in 2021 and 26.8% in 2020. This was driven by a 38.0% or Ps 83.3 billion increase in taxable income (defined as income before income tax expense excluding dividends and the equity method), resulting in a Ps 23.9 billion increase in income tax expense. In addition, changes in statutory rates for deferred tax expense calculations had a one-time negative effect from the tax reform, resulting in a Ps 29.1 billion increase in tax expenses in 2021.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest is not a significant contributor to net income for Banco AV Villas, and is responsible for only 0.2% of net income for 2021 and 0.4% for 2020.

Porvenir

Overview

Porvenir’s net income attributable to owners of the parent for the year ended December 31, 2021 was Ps 579.5 billion, increasing 0.2% or Ps 1.4 billion compared to the year ended December 31, 2020. The following discussion describes the main drivers of Porvenir’s results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020.

	Porvenir
	For the year ended		Change 2021 vs
	December 31,		2020
	2021	2020	#	%

	(in Ps billions)
Total interest income	50.2	47.9	2.3	4.8
Total interest expense	(40.2)	(42.4)	2.1	(5.0)
Net interest income	10.0	5.5	4.5	80.9
Impairment loss on loans and other accounts receivable	(6.6)	(2.0)	(4.6)	230.0
Impairment (loss) recovery on other financial assets	(0.3)	0.0	(0.3)	(943.2)
Net impairment loss on financial assets	(6.9)	(2.0)	(5.0)	251.0
Net interest income, after impairment losses	3.0	3.5	(0.5)	(14.3)
Net income from commissions and fees	1,098.5	1,020.0	78.5	7.7
Gross loss from sales of goods and services	(8.9)	(11.6)	2.7	(23.2)
Net trading income	221.8	203.9	17.9	8.8
Other income	(54.8)	(5.8)	(48.9)	839.1
Other expenses	(487.5)	(385.8)	(101.8)	26.4
Net income before tax expense	772.1	824.2	(52.1)	(6.3)
Income tax expense	(191.9)	(245.4)	53.5	(21.8)
Net income for the year	580.2	578.8	1.4	0.2
Net income for the year attributable to:
Owners of the parent	579.5	578.1	1.4	0.2
Non-controlling interest	0.7	0.7	0.0	0.5

Net interest income

Porvenir’s net interest income was Ps 10.0 billion and Ps 5.5 billion in 2021 and 2020, respectively. Net interest income is mainly the result of interest accrued on interest-earning investments in debt securities corresponding to Porvenir’s proprietary investment portfolio (at fair value through other comprehensive income and at amortized cost) and on interbank and overnight funds. Interest expense is the result of Porvenir’s U.S.$ 184.0 million outstanding loan with Grupo Aval Limited, entered into to finance the acquisition of AFP Horizonte in 2013.

Interest income increased 4.8% or Ps 2.3 billion to Ps 50.2 billion in 2021, mainly as a result of a Ps 4.8 billion increase in interest income from investment securities. This increase was driven by a 14.0% or Ps 102.8 billion increase in the average balance of interest-earning investments in debt securities to Ps 836.8 billion in 2021 that was partially offset by a 14 basis points decrease in the average yield of interest-earning investments in debt securities to 5.7% in 2021. The decrease in income on interbank and overnight funds was driven by the decrease in the average Central Bank rate.

Net impairment loss on financial assets

Porvenir’s net impairment loss on financial assets increased Ps 5.0 billion to Ps 6.9 billion in 2021.

Net income from commissions and fees

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Banking fees	15.8	17.3	(1.5)	(8.7)
Pension and severance fund management	1,197.5	1,113.4	84.2	7.6
Income from commissions and fees	1,213.3	1,130.7	82.7	7.3
Expenses from commissions and fees	(114.8)	(110.7)	(4.2)	3.8
Net income from commissions and fees	1,098.5	1,020.0	78.5	7.7

Net income from commissions and fees increased 7.7% or Ps 78.5 billion. Pension and severance fund management increased 7.6% or Ps 84.2 billion primarily driven by (i) a Ps 60.7 billion increase in fee income from mandatory pension fund management, (ii) a Ps 30.7 billion increase in fee income from severance fund management driven by an increase in the number of clients and assets under management, (iii) a Ps 6.0 billion increase in revenues received from voluntary pension fund management mainly due to an increase in the balance of assets under management, and (iv) a Ps 13.2 billion decrease in fee income third-party third-party pension fund management, mainly FONPET. Mandatory pension fund management was driven by a Ps 38.0 billion increase in fees charged to non-contributing clients (performance-based) due to higher returns on assets under management and a Ps 22.7 billion increase in fees charged to contributing clients (contribution-based) related to the recovery of employment.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Income from sales of goods and services	46.7	42.3	4.3	10.3
Costs and expenses of sales of goods and services	(55.6)	(53.9)	(1.7)	3.1
Gross loss from sales of goods and services	(8.9)	(11.6)	2.7	(23.2)

Gross loss from sales of goods and services decreased by Ps 2.7 billion to a gross loss of Ps 8.9 billion in 2021, reflecting the result of Aportes en Línea, Porvenir’s subsidiary. Aportes en Línea provides technical and administrative services to Porvenir and third-parties, among which are Grupo Aval and its subsidiaries. Income from sales of goods and services to third-parties increased 10.3% or Ps 4.3 billion. Costs and expenses of sales of goods and services increased 3.1% or Ps 1.7 billion, driven by a Ps 1.3 billion increase in administrative and other expenses.

Net trading income

Porvenir’s net trading income was Ps 221.8 billion in 2021, Ps 17.9 billion higher than in 2020, resulting from a Ps 45.6 billion increase in net trading income from derivatives that was partially offset by a Ps 27.7 billion decrease in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was partially offset by a Ps 36.9 billion decrease in foreign exchange gains (losses), net, recognized under other income. Porvenir’s income from investment securities at fair value through profit or loss mainly reflects the result of the stabilization reserve, which is a portion of the pension and severance fund manager’s capital invested in the fund administered by the pension and severance fund manager and which must represent at least 1.0% of the value of that fund. At December 31, 2021, Porvenir’s stabilization reserve amounted to Ps 2.0 trillion and its income increased Ps 10.2 billion to Ps 163.4 billion in 2021. The result of Porvenir’s proprietary investment portfolio held for trading at fair value through profit or loss decreased Ps 37.8 billion to Ps 2.7 billion in 2021.

Other income

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(59.2)	(22.2)	(36.9)	166.4
Share of profit of equity accounted investees, net of tax (Equity method)	0.0	—	0.0	N.A.
Net gain on sale of debt and equity securities	0.2	8.5	(8.3)	(97.8)
Gain on sale of property, plant and equipment	—	0.2	(0.2)	(100.0)
Net gain (loss) in asset valuation	(1.0)	0.0	(1.1)	(4,586.6)
Other	5.3	7.7	(2.4)	(31.7)
Other income	(54.8)	(5.8)	(48.9)	839.1

Other income decreased Ps 48.9 billion, mainly as a result of a decrease in foreign exchange gains (losses), net. The Ps 36.9 billion decrease in foreign exchange gains (losses), net to a Ps 59.2 billion net loss was offset by the Ps 45.6 billion increase in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2021 was a Ps 3.5 billion loss, Ps 8.6 billion less negative than the Ps 12.1 billion loss in 2020. The Ps 8.3 billion decrease in net gain on sale of debt and equity securities was explained by temporary favorable conditions in fixed income markets during 2020 that were not present in 2021.

Other expenses

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Personnel expenses	(156.4)	(145.1)	(11.3)	7.8
Administrative and other expenses	(213.0)	(188.6)	(24.4)	12.9
Depreciation and amortization	(12.2)	(13.3)	1.2	(8.8)
Other	(106.0)	(38.7)	(67.2)	173.5
Other expenses	(487.5)	(385.8)	(101.8)	26.4

Other expenses increased 26.4% or Ps 101.8 billion. The Ps 67.2 billion increase in other is mainly explained by a Ps 53.3 billion increase in provisions related to emerging costs of legal proceedings arising from individual civil lawsuits originated from mandatory pension fund clients. The increase Ps 24.4 billion increase in administrative and other expenses is explained by IT and marketing related expenses, that grew after a slow year during 2020, as a result of the pandemic. The increase Ps 11.3 billion increase in personnel expenses results from a 13.4% or Ps 18.1 billion increase in salaries and employee benefits, returning to 95.5% of pre-pandemic levels, and a 72.0% or Ps 6.8 billion decrease in labor severances and bonus plan payments.

Tax expense

Income tax expense for Porvenir decreased by Ps 53.5 billion, or 21.8%, to Ps 191.9 billion in 2021. Porvenir’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 24.9% in 2021 and 29.8% in 2020. This was driven by a Ps 17.8 billion recovery of deferred tax assets and by lower income from Porvenir’s stabilization reserve portfolios.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest is not a significant contributor to net income for Porvenir, and is responsible for only 0.1% of net income for 2021 and 2020.

Corficolombiana

Overview

Corficolombiana’s net income attributable to owners of the parent for the year ended December 31, 2021 was Ps 1,278.0 billion, decreasing 21.9% or Ps 358.9 billion compared to the year ended December 31, 2020. The following discussion describes the main drivers of Corficolombiana’s results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020.

	Corficolombiana
	For the year ended		Change 2021 vs
	December 31,		2020
	2021	2020	#	%

	(in Ps billions)
Total interest income	463.9	478.7	(14.8)	(3.1)
Total interest expense	(1,028.3)	(984.5)	(43.9)	4.5
Net interest income(expense)	(564.4)	(505.7)	(58.7)	11.6
Impairment loss on loans and other accounts receivable	(9.3)	(11.4)	2.1	(18.8)
Impairment (loss) recovery on other financial assets	0.1	(0.6)	0.7	(113.6)
Recovery of charged-off financial assets	(0.0)	—	(0.0)	N.A.
Net impairment loss on financial assets	(9.2)	(12.0)	2.9	(23.7)
Net interest income, after impairment losses	(573.6)	(517.8)	(55.8)	10.8
Net income from commissions and fees	82.5	72.8	9.7	13.3
Gross profit from sales of goods and services	3,480.0	3,189.2	290.8	9.1
Net trading income	207.5	22.1	185.4	838.5
Net income from other financial instruments mandatorily at fair value through profit or loss	270.1	252.4	17.7	7.0
Other income	189.2	466.9	(277.7)	(59.5)
Other expenses	(330.1)	(231.0)	(99.2)	42.9
Net income before tax expense	3,325.6	3,254.7	70.9	2.2
Income tax expense	(1,476.6)	(962.3)	(514.3)	53.4
Net income for the year	1,849.0	2,292.4	(443.4)	(19.3)
Net income for the year attributable to:
Owners of the parent	1,278.0	1,637.0	(358.9)	(21.9)
Non-controlling interest	571.0	655.4	(84.4)	(12.9)

Net interest income

Corficolombiana’s net interest expense was Ps 564.4 billion and Ps 505.7 billion in 2021 and 2020, respectively. Net interest expenses are mainly the result of a net leverage position of the non-financial subsidiaries consolidated by Corficolombiana, as their average balance of interest earning assets (Ps 1,766.1 billion) is smaller than the average of their interest-bearing funding (Ps 11,868.9 billion). Corficolombiana’s consolidated non-financial subsidiaries’ (such as Promigas and toll road concessions) net interest income has been and is expected to continue to be negative in the future as these entities are not financial entities and thus pay interest expenses to fund returns of assets that are mostly not considered interest-earning assets. The returns on those assets were primarily registered in the gross profit (loss) from sales of goods and services and net income from other financial instruments mandatorily at FVTPL line items, and to a lesser extent, in Other income under share of profit of equity accounted investees, net of tax (equity method) and foreign exchange gains (losses), net. Net interest expense contribution from non-financial subsidiaries was Ps 381.4 billion for 2021 and Ps 308.5 billion for 2020.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2021 vs. 2020		the year ended December 31,		year ended December 31,		Change, 2021 vs. 2020
2021	2020	#	%	2021	2020	2021	2020	#	%

(in Ps billions)						(in Ps billions)
4,642.5	4,123.5	519.0	12.6	(12.2)%	(12.3)%	(564.4)	(505.7)	(58.7)	11.6

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	1,280.9	1,370.9	(90.0)	(6.6)	15.4%	15.5%	196.7	211.9	(13.8)	(1.4)	(15.2)	(7.2)
Consumer	478.3	411.6	66.7	16.2	19.6%	20.1%	93.9	82.6	13.1	(1.9)	11.2	13.6
Mortgages	14.0	11.1	2.8	25.2	10.2%	13.2%	1.4	1.5	0.3	(0.3)	(0.0)	(3.4)
Gross loans	1,773.2	1,793.6	(20.5)	(1.1)	16.5%	16.5%	292.0	296.0	(3.4)	(0.7)	(4.0)	(1.4)
Interbank and overnight funds	734.8	371.1	363.7	98.0	9.4%	24.4%	69.3	90.5	34.3	(55.5)	(21.1)	(23.4)
Total gross loans	2,507.9	2,164.7	343.2	15.9	14.4%	17.9%	361.3	386.5	49.4	(74.6)	(25.2)	(6.5)
Investments in debt securities	2,134.6	1,958.7	175.8	9.0	4.8%	4.7%	102.6	92.2	8.5	1.9	10.4	11.3
Total interest-earning assets	4,642.5	4,123.5	519.0	12.6	10.0%	11.6%	463.9	478.7	51.9	(66.7)	(14.8)	(3.1)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2021
	year ended December 31,		Change, 2021 vs. 2020		year ended December 31,		year ended December 31,		due to changes in			vs. 2020
	2021	2020	#	%	2021	2020	2021	2020	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Time deposits	4,577.6	3,914.6	663.0	16.9	4.8%	5.6%	(220.1)	(220.5)	(31.9)	32.3	0.4	(0.2)
Savings accounts	566.4	656.5	(90.1)	(13.7)	2.1%	3.3%	(11.7)	(21.7)	1.9	8.1	9.9	(45.9)
Total interest-bearing deposits	5,144.0	4,571.1	572.9	12.5	4.5%	5.3%	(231.8)	(242.2)	(25.8)	36.2	10.4	(4.3)
Interbank borrowings and overnight funds	4,141.0	2,613.8	1,527.2	58.4	1.3%	2.8%	(53.0)	(72.1)	(19.5)	38.6	19.1	(26.5)
Borrowings from banks and others	7,154.6	6,611.4	543.3	8.2	6.5%	6.8%	(461.8)	(448.2)	(35.1)	21.4	(13.7)	3.0
Bonds issued	5,299.3	4,427.5	871.8	19.7	5.3%	5.0%	(281.7)	(222.0)	(46.3)	(13.4)	(59.7)	26.9
Borrowings from development entities	21.0	7.2	13.8	190.8	0.0%	0.0%	—	—	—	—	—	N.A.
Other funding	16,615.9	13,659.9	2,956.0	21.6	4.8%	5.4%	(796.6)	(742.3)	(141.7)	87.4	(54.3)	7.3
Total interest-bearing funding	21,759.9	18,231.0	3,528.9	19.4	4.7%	5.4%	(1,028.3)	(984.5)	(166.8)	122.9	(43.9)	4.5

Corficolombiana derives its interest income mainly from the following activities: (i) income on commercial loans from the Sociedad Portuaria del Callao (SPEC) LNG regasification terminal, which is classified as a financial lease in accordance with IFRS 16, (ii) interests on investment in debt securities and interbank and overnight funds, mainly corresponding to Corficolombiana’s treasury operations, and (iii) income on consumer loans from Promigas’ non-banking financing program under the Brilla brand. The Ps 21.1 billion decrease in income on interbank and overnight funds was driven by the decrease in the average Central Bank rate. The Ps 14.8 billion decrease in interest income was mainly the result of a 162 basis points decrease in the average yield of interest-earning assets to 10.0% in 2021 which was partially offset by a 12.6% or Ps 519.0 billion increase in the average balance of interest-earning assets.

The Ps 58.7 billion increase in net interest expenses to a Ps 564.4 billion net expense was driven by a Ps 43.9 billion increase in interest expense and a Ps 14.8 billion decrease in total interest income. The increase in total interest expense was mainly the result of a 19.4% or Ps 3,528.9 billion increase in the average balance of interest-bearing funding in 2021, which was partially offset by a 67 basis points decrease in the average cost of interest-bearing funding to 4.7% in 2021.

Interest expense for 2021 was impacted by a declining average benchmark interest rate and a high liquidity environment. Corficolombiana’s deposit taking activities focused on capturing the liquidity through time deposits while pressing down rates. In addition, the average rate paid on other funding decreased as variable rate borrowings from banks and other (mainly DTF and IBR) decreased with the benchmark rates and bonds issued (mainly CPI) increased with average inflation.

Net impairment loss on financial assets

Corficolombiana’s net impairment loss on financial assets decreased Ps 2.9 billion to Ps 9.2 billion in 2021. This was driven by a Ps 2.1 billion decrease in impairment loss on loans and accounts receivable, mainly as a result of an improving asset quality of consumer loans in Promigas, as measured by delinquency, at December 31, 2021.

Net income from commissions and fees

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Banking fees	17.6	11.1	6.5	58.3
Trust activities and portfolio management services	78.5	73.7	4.8	6.5
Income from commissions and fees	96.1	84.8	11.3	13.3
Expenses from commissions and fees	(13.6)	(12.0)	(1.5)	12.8
Net income from commissions and fees	82.5	72.8	9.7	13.3

Net income from commissions and fees increased 13.3% or Ps 9.7 billion, driven by income from commissions and fees, which increased 58.3% or Ps 6.5 billion, resulting from an increase in investment banking activity. Trust and portfolio management activities increased 6.5% or Ps 4.8 billion as Fiduciaria Corficolombiana’s AUMs grew 28.8% and resulted in higher income from fees.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Income from sales of goods and services	10,310.5	9,013.6	1,296.9	14.4
Costs and expenses of sales of goods and services	(6,830.5)	(5,824.3)	(1,006.1)	17.3
Gross profit from sales of goods and services	3,480.0	3,189.2	290.8	9.1

Gross profit from sales of goods and services mainly reflects the result of Corficolombiana’s non-financial companies. The Ps 290.8 billion increase was driven by companies in the infrastructure sector. The following discussion identifies the main drivers contributing to the performance by industry:

Infrastructure

Gross profit for infrastructure companies in 2021 was Ps 2,365.0 billion, Ps 328.2 billion more than in 2020. Income increased 17.8% or Ps 711.8 billion mainly explained by (i) increases in the internal rate of return (DOB or “Diferencial de Obra Bruto”) used to calculate financial assets of concession arrangements, driven by the depreciation of the Colombian peso relative to the U.S. dollar and its positive effect on U.S. dollar denominated future guaranteed payments and (ii) construction progress in Covioriente (25.4% in 2021 compared to 20.9% in 2020). For more information on the accumulated construction progress, please refer to Note 16 of our audited consolidated financial statements. Costs increased 19.5% or Ps 383.6 billion driven by construction progress and a Ps 44.0 billion provision recognized by Prodepacífico in its investment on Covipacífico due to excess costs expected to be incurred on the Pacífico 1 project. Episol recognized a Ps 16.9 billion expense, regarding the penalty imposed by the Colombian Superintendency of Industry and Commerce, in relation to the Concesionaria Ruta del Sol II investigation.

Energy and Gas

Gross profit for energy and gas companies in 2021 was Ps 1,062.5 billion, Ps 80.0 billion less than in 2020. Income increased 7.5% or Ps 348.0 billion and costs increased 12.2% or Ps 428.1 billion. The decrease in gross profit was mainly explained by the absence of a Ps 373.5 billion (U.S.$107.7 million) income in Gases del Pacífico and Gases del Perú, arising from the remeasurement of an intangible asset related to concession contracts in December 2020. This income resulted from a reassessment of the company’s commercial potential that was successfully developed in 2020 (leading to an increase in the number of industrial clients), which coupled with favorable arbitration outcomes and adjustments in the tariff frameworks, allowed the remeasurement of future recoverable cash flows. Offsetting the aforementioned decrease, Promigas’ grew its recurring business activities by 16.9% or Ps 721.5 billion.

Other sectors

Gross loss for hospitality companies in 2021 was Ps 14.3 billion, Ps 6.1 billion better than the Ps 20.3 billion loss in 2020. Income increased 88.0% or Ps 139.3 billion driven by an increase in occupancy rates toward the second half of the year as lockdowns and travel restrictions were lifted. In fact, these companies returned to a gross profit during the second half of the year. Costs increased 74.6% or Ps 133.2 billion driven by the reactivation of activities.

Gross profit for agribusiness companies in 2021 was Ps 57.1 billion, Ps 34.1 billion more than in 2020. Income increased 50.4% or Ps 84.7 billion due to a higher prices of rubber and African palm oil, while costs increased 34.9% or Ps 50.6 billion mainly explained by the increase in inflation and supply chain disruptions. Gross profit for other companies, mainly Tesicol, was Ps 9.7 billion, Ps 2.4 billion more than in 2020. Income increased 29.1% or Ps 13.1 billion and costs increased 28.2% or Ps 10.7 billion.

Net trading income

Corficolombiana’s net trading income was Ps 207.5 billion in 2021, Ps 185.4 billion higher than in 2020, resulting from a Ps 314.4 billion increase in net trading income from derivatives and a Ps 129.0 billion decrease in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was offset by a Ps 319.7 billion decrease in foreign exchange gains (losses), net, recognized under other income.

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

Total income from investment securities for Corficolombiana (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 84.6 billion for 2021, 58.4% or Ps 118.6 billion less than in 2020. This was primarily driven by a 320 basis points decrease in the average yield on total investment securities to 1.5% in 2021 from 4.7% in 2020, resulting in a Ps 138.1 billion decrease in interest income, which was partially offset by a 29.8% or Ps 1,284.9 billion increase in the average balance of total investment securities to Ps 5,598.7 billion in 2021, resulting in a Ps 19.4 billion increase in interest income The main drivers for this performance were discussed above in net interest income.

Net income from other financial instruments mandatorily at FVTPL

Net income from financial instruments mandatorily at FVTPL reflect the fair value of concession arrangements entered between Promigas and the Colombian Government, and increased by Ps 17.7 billion to Ps 270.1 billion in 2021 as compared to 2020.

Other income

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(243.7)	76.1	(319.7)	(420.3)
Share of profit of equity accounted investees, net of tax (Equity method)	273.8	202.4	71.4	35.3
Net gain on sale of debt and equity securities	10.5	110.8	(100.3)	(90.5)
Dividends	144.5	75.1	69.3	92.2
Gain on sale of property, plant and equipment	0.1	0.0	0.1	N.A.
Net gain (loss) in asset valuation	1.0	(1.4)	2.4	(169.7)
Other	3.1	3.9	(0.8)	(20.2)
Other income	189.2	466.9	(277.7)	(59.5)

Other income decreased 59.5% or Ps 277.7 billion, mainly as a result of a decrease in foreign exchange gains (losses), net. The Ps 319.7 billion decrease in foreign exchange gains (losses), net to a Ps 243.7 billion net loss was offset by the Ps 314.4 billion increase in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2021 was a Ps 18.2 billion loss, Ps 5.3 billion more than in 2020.

The Ps 100.3 billion decrease in net gain on sale of debt and equity securities was driven by temporary favorable conditions in fixed income markets during 2020 that were not present in 2021.

The Ps 71.4 billion increase in share of profit of equity accounted investees, net of tax (equity method) was mainly driven by a Ps 40.4 billion increase in Promigas’ investments in associates in the gas distribution business and a Ps 27.7 billion increase in Aerocali (airport concession in Cali) which recovered from the negative impact of travel restrictions in place throughout 2020. Other equity accounted investees such as Nexa BPO, Extrucol and Concesionaria Tibitoc contributed to the increase in equity method. The Ps 69.3 billion increase in dividends was mainly driven by a Ps 63.2 billion increase from Grupo Energía de Bogotá (GEB) of which Ps 45.2 billion correspond to an extraordinary dividend declared in September 2021.

Other expenses

	Year ended December 31,		Change, 2021 vs. 2020
	2021	2020	#	%

	(in Ps billions)
Personnel expenses	(108.0)	(97.1)	(10.9)	11.2
Administrative and other expenses	(100.6)	(88.6)	(12.0)	13.5
Depreciation and amortization	(9.4)	(8.9)	(0.5)	5.5
Impairment loss on other assets	(59.2)	(0.6)	(58.7)	N.A.
Net loss from liquidation of subsidiaries	(22.0)	(5.2)	(16.8)	N.A.
Other	(30.9)	(30.6)	(0.3)	1.1
Other expenses	(330.1)	(231.0)	(99.2)	42.9

Other expenses increased 42.9% or Ps 99.2 billion. The Ps 58.7 billion increase in impairment loss on other assets was driven by a Ps 56.8 billion provision recognized by Corficolombiana on its investment in Covipacífico due to excess costs expected to be incurred on the Pacífico 1 project. The Ps 16.8 billion increase in net loss from liquidation of subsidiaries results from expenses recognized by Leasing Corficolombiana, which continued its voluntary liquidation process. The Ps 12.0 billion increase in administrative and other expenses is explained by consultancy, audit and other fees, mainly in IT, which increased Ps 4.8 billion and to a Ps 1.6 billion increase in deposit insurance expenses related to the increase in the average balance of deposits between 2021 and 2020. The increase in personnel expenses results from a 10.3% or Ps 9.9 billion increase in salaries and employee benefits and a Ps 1.0 billion increase in labor severances and bonus plan payments. Corficolombiana recognized a Ps 27.8 billion expense under other, regarding the penalty imposed by the Colombian Superintendency of Industry and Commerce, in relation to the Concesionaria Ruta del Sol II investigation.

Tax expense

Income tax expense for Corficolombiana increased by Ps 514.3 billion, or 53.4%, to Ps 1,476.6 billion in 2021. Corficolombiana’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 50.4% in 2021 and 32.3% in 2020. The increase was mainly driven by the effects of the tax reform on deferred taxes, which was particularly marked on infrastructure companies due to the temporary differences between income recognition under IFRS15 and Government payments of future guaranteed cash flows. The effect of the tax reform on Corficolombiana’s tax expense amounted to Ps 443.4 billion.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in Corficolombiana decreased by 12.9%, or Ps 84.4 billion to Ps 571.0 billion in 2021.

B.          Liquidity and capital resources

The following table sets forth our sources of liquidity and capital resources at the dates indicated.

	At December 31,
	2021	2020

	(in Ps billions)
Liabilities and equity:
Trading liabilities	1,049.9	1,452.6
Hedging derivatives liabilities	55.8	56.6
Customer deposits	234,470.4	211,841.6
Interbank borrowings and overnight funds	10,672.4	7,179.6
Borrowings from banks and others	27,124.7	19,654.5
Bonds issued	32,257.9	27,760.8
Borrowings from development entities	3,227.3	4,029.8
Provisions	1,150.3	912.9
Income tax liabilities	4,714.7	3,588.2
Employee benefits	1,163.1	1,201.9
Other liabilities	11,545.8	9,777.9
Total liabilities	327,432.3	287,456.3
Equity attributable to owners of the parent	23,013.7	20,657.3
Non-controlling interest	16,458.0	14,782.3
Total equity	39,471.6	35,439.6
Total liabilities and equity	366,903.9	322,895.9

Capitalization ratios

The following tables present consolidated capitalization ratios for our main subsidiaries subject to capital requirements. As discussed in other sections of this document, Decree 1477 of 2018 modified the capital adequacy requirements applicable to financing entities in Colombia. As a result, our banking subsidiaries migrated to Basel III capital requirements starting in January 2021.

	At December 31, 2021
	Grupo Aval entities
	Banco de	Banco de	Banco	Banco AV			Grupo Aval
(in percentages)	Bogotá	Occidente	Popular	Villas	Porvenir	Corficolombiana	consolidated
Tangible equity ratio(1)	7.8%	9.2%	10.5%	10.3%	61.0%	27.6%	8.2%
CET1 ratio	10.2%	11.1%	13.5%	12.3%	N.A.	51.2%	—
Tier 1 ratio(2)	11.5%	11.1%	13.5%	12.3%	N.A.	51.2%	—
Solvency ratio(3)	13.5%	12.3%	14.5%	12.9%	16.6%	50.9%	—

Source: Company calculations based on each entity’s respective financial statements for the period indicated.

(1)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights). See “Item 3. Key Information—A. Selected financial data— Ratios and Measures of Financial Performance”.
(2)	Tier 1 ratio is calculated CET1 and AT1 divided by risk-weighted assets.
(3)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital Adequacy Requirements”.

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

In March 2022, we spun-off a 75% equity interest in BHI, which may impact our capitalization ratios for future periods. See “Item 5. Operating and Financial Review and Prospects—Principal factors affecting our financial condition and result of operations—BHI spin-off”.

Funding

Our banking subsidiaries fund most of their loans with customer deposits. Other sources of funding include interbank borrowings and overnight funds, borrowings from banks and others, borrowings from development entities and bonds issued. For more information on funding, refer to Note 21 of our audited consolidated financial statements.

The following table summarizes the funding structure of our banks on a consolidated basis at the dates indicated.

	At December 31,
	2021	2020

	(in Ps billions)
Customer deposits	234,470.4	211,841.6
Interbank borrowings and overnight funds	10,672.4	7,179.6
Borrowings from banks and others	27,124.7	19,654.5
Bonds issued	32,257.9	27,760.8
Borrowings from development entities	3,227.3	4,029.8
Total funding	307,752.7	270,466.4

Total funding increased by 13.8% between December 31, 2021 and December 31, 2020 mainly as a result of an increase in deposits and borrowings from banks and others.

Between December 31, 2021 and December 31, 2020, borrowings from banks and others, interbank borrowings and overnight funds and bonds issued as a percentage of total funding increased by 155 basis points, 81 basis points and 22 basis points to 8.8%, 3.5% and 10.5%, respectively. Customer deposits and borrowings from development entities as a percentage of total funding decreased by 214 basis points and 44 basis points to 76.2% and 1.0%, respectively.

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

The following table presents Grupo Aval’s and its direct subsidiaries international and local ratings as issuers.

		International			Local
					Fitch	BRC		Outlook	Outlook
			Fitch	Standard	Ratings	Standard	Outlook	Fitch	Standard
		Moody's	Ratings	& Poor's	Nacional	& Poor's	Moody’s	Ratings	& Poor's
Grupo Aval	Foreign currency - Long term	Ba2	BB+				Negative	Stable
	Local currency - Long term	Ba2	BB+			AAA
Banco de Bogotá	Foreign currency - Long term	Baa2	BB+	BB+			Stable	Stable	Stable
	Foreign currency - Short term	P2	B	B
	Local currency - Long term	Baa2	BB+	BB+		AAA	Stable	Stable	Stable
	Local currency - Short term	P2	B	B		BRC1+
Banco de Occidente	Foreign currency - Long term		BB+					Stable
	Foreign currency - Short term		B
	Local currency - Long term		BB+		AAA	AAA		Stable
	Local currency - Short term		B		F1+	BRC1+
Banco Popular	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Banco AV Villas	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Corficolombiana	Foreign currency - Long term		BB+					Stable
	Foreign currency - Short term		B
	Local currency - Long term		BB+		AAA	AAA		Stable
	Local currency - Short term		B		F1+	BRC1+

Any adverse change in credit ratings , whether as a result of our spin-off of 75% equity interest in BHI or otherwise, may increase the cost of our funding. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business—Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding and may impact our ability to maintain regulatory capital ratios”.

The following tables present our consolidated funding from deposits at the dates indicated.

	At December 31,
	2021	2020

	(in Ps billions)
Interest-bearing customer deposits:
Checking accounts	34,059.8	30,269.7
Time deposits	85,530.2	83,559.2
Savings deposits	89,097.1	76,551.5
Total interest-bearing customer deposits	208,687.2	190,380.4
Non-interest-bearing customer deposits:
Checking accounts	25,166.1	20,928.6
Other deposits(1)	617.2	532.7
Total non-interest-bearing customer deposits	25,783.3	21,461.2
Total customer deposits	234,470.4	211,841.6
(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

Checking accounts. Our consolidated balance of checking accounts was Ps 59,225.8 billion at December 31, 2021 and Ps 51,198.3 billion at December 31, 2020, representing 19.2% and 18.9% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 85,530.2 billion at December 31, 2021 and Ps 83,559.2 billion at December 31, 2020, representing 27.8% and 30.9% of total funding, respectively.

The following table presents time deposits held by amount and maturity for deposits at the date indicated.

	At December 31, 2021
	Peso-	Foreign currency-
	denominated	denominated	Total

	(in Ps billions)
Domestic
Up to 3 months	7,992.9	4,909.4	12,902.3
From 3 to 6 months	4,105.2	1,702.1	5,807.3
From 6 to 12 months	6,466.3	754.6	7,220.9
More than 12 months	12,327.2	110.6	12,437.8
Time deposits less than U.S.$100,000(1)	4,351.6	204.1	4,555.6
Total domestic	35,243.1	7,680.9	42,924.0

Foreign	—	42,606.3	42,606.3
Total time deposits	35,243.1	50,287.1	85,530.2
(1)	Equivalent to Ps 398.1 million at the representative market rate at December 31, 2021 of Ps 3,981.16 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 89,097.1 billion at December 31, 2021 and Ps 76,551.5 billion at December 31, 2020, representing 29.0% and 28.3% of total funding requirements, respectively, in each of those years.

Other deposits. Our consolidated balance of other deposits, which consist mainly of deposits from correspondent banks, cashier checks and collection services, was Ps 617.2 billion at December 31, 2021 and Ps 532.7 billion at December 31, 2020, representing 0.2% and 0.2%, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 10,672.4 billion at December 31, 2021 and Ps 7,179.6 billion at December 31, 2020, representing 3.5% and 2.7% of total funding requirements, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings at and for the year ended December 31, 2021.

	At and for the year ended December 31,
	2021
		Nominal
		weighted
		average
	Amount	rate

	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	10,672.4	—
Average during period	10,401.1	1.8%
Maximum amount of borrowing at any month-end	14,965.7	—
Interest paid during the period	185.8	—

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

Borrowings from banks and others. Our consolidated balance of borrowings from banks and others was Ps 27,124.7 billion at December 31, 2021 and Ps 19,654.5 billion at December 31, 2020, representing 8.8% and 7.3% of total funding requirements, respectively.

Borrowings from development entities. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 3,227.3 billion at December 31, 2021 and Ps 4,029.8 billion at December 31, 2020, representing 1.0% and 1.5% of total funding requirements, respectively.

Bonds issued. Grupo Aval and its subsidiaries issue bonds in the Colombian and international markets. Our consolidated balance of bonds issued outstanding was Ps 32,257.9 billion at December 31, 2021 and Ps 27,760.8 billion at December 31, 2020, representing 10.5% and 10.3% of total funding requirements, respectively.

We and our subsidiaries have also issued bonds in pesos and US$ in the local and international markets. The following bond issuances were placed in the market in 2021:

	Issuance	Amount
Issuer	date	(in Ps billion)	Expiration date	Interest rate
Banco Av Villas	2021	500.0	February 2024 and 2026	CPI + 0.71% and 1.36%
Banco Popular	2021	1,000.0	July 2024 and November 2026	Fixed 6.78% to 7.34%; IBR 1.59% to 2.61% and CPI + 2.58% and 3.38%
Corficolombiana	2021	500.0	October 2026 and 2033	CPI + 3.0% and 4.15%
Banco de Bogota	2021	600.0	February 2024 and 2026	CPI + 1.16% and Fixed 3.4%

	Issuance	Amount
Issuer	date	(in Ps billion) (1)	Expiration date	Interest rate
Multibank Inc.	2021	312.4	January 2022 and June 2026	Fixed 2.0% to 3.0%
Banco de America Central Honduras S.A.	2021	54.2	September 2022 and December 2024	Fixed 3.50% and Banker Rate 0.51%
Banco de America Central El Salvador S.A.	2021	19.9	September 2023	Fixed 4.70%

(1)	Translated to pesos using the representative market rate as computed and certified by the Superintendency of Finance at the date of each issuance.

Amounts referred to in the table above reflect the gross amounts issued by each issuer. These are subject to eliminations in the consolidation process if an entity consolidated by Grupo Aval is a bondholder of the issuance.

Capital expenditures

Grupo Aval incurred in Ps 530.7 billion of net capital expenditures in tangible assets in 2021, as compared to Ps 491.7 billion in 2020.

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

	At December 31,
	2021	2020

Grupo Aval	(in Ps billions)
Unused credit card limits	29,541.9	23,931.9
Issued and confirmed letters of credit	2,198.7	1,236.6
Unused lines of credit	5,894.6	3,825.4
Bank guarantees	3,603.9	3,104.8
Approved credits not disbursed	5,098.8	3,250.3
Civil demands against our banks	16.1	474.9
Other	3,859.4	2,896.3
Total	50,213.3	38,720.1

Of the amount at December 31, 2021, BHI and its consolidated subsidiaries, which we partially spun-off in March 2022, accounted for 5.3%.

Contractual obligations

The following tables present our contractual obligations at December 31, 2021.

	At December 31, 2021
	Payments due by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	Grupo Aval (in Ps billions)
Liabilities:
Long-term debt obligations	32,257.9	7,243.1	5,782.8	7,110.4	12,121.6
Time deposits	85,530.2	58,119.3	18,514.8	5,526.6	3,369.5
Long-term borrowings from banks and others	27,124.7	16,474.2	990.9	5,535.3	4,124.3
Interbank and overnight funds	10,672.4	10,608.3	64.1	—	—
Borrowings from development entities	3,227.3	519.9	1,495.9	564.1	647.4
Employee benefit plans	1,163.1	637.8	159.2	76.5	289.5
Other liabilities	11,545.8	10,272.7	135.2	1,113.2	24.6
Total	171,521.4	103,875.4	27,143.0	19,926.1	20,576.9

See Note 21 to our audited consolidated financial statements at December 31, 2021.

C.         Research and development, patents and licenses, etc.

N/A.

D.          Trend information

During 2021, Grupo Aval’s banking operation contributed 71.2% of its attributable net income, its merchant bank business contributed 15.5% and its pension fund business the remaining 13.3%. Results for the banking business in 2021 recovered from those of 2020, positively impacted by the economic performance of the countries in which Grupo Aval operates.

Gross loans grew 13.2% 12-month in 2021. In Colombia, year-on-year gross loan growth was 6.6% in 2021 (5.6% in 2020), 2.9% in commercial loans (3.8% in 2020), 11.5% in consumer loans (8.0% in 2020), 15.0% in mortgage loans (11.5% in 2020), and -14.7% in microcredit loans (-9.3% in 2020).

In Central America, 12-month gross loan growth was 25.5% (8.2% in U.S.$) in 2021 compared to the 6.7% organic growth (1.9% in U.S.$) registered in 2020, or 27.8% (22.0% in U.S.$) including the acquisition of MFG. Organic year-on-year gross loan growth in Central America was 25.5% (8.2% in U.S.$) in 2021 up from 6.7% (1.9% in U.S.$) in 2020. Organic growth in Central American performed as follows in U.S.$ terms: 9.2% in commercial loans (5.8% in 2020), 9.1% in consumer loans (-3.2% in 2020), and 4.4% in mortgage loans (3.0% in 2020).

Net interest margin (NIM) for 2021 decreased by 16 basis points to 4.9% mainly as a result of lower NIMs in Central America and a slight increase in Colombia. In Colombia, where we conduct the majority of our business, Grupo Aval was able to price in the decreases of the average benchmark interest rates into funding, offsetting the respective decreases of interest rates of loans. In addition, the net interest margin of interest-earning investments in debt securities improved compared to a year earlier, where unfavorable market conditions implied lower returns during the first half of the year. In Central America, the main drivers of this performance were as follows: (i) repricing of loans reflecting the downward trend of reference rates, (ii) interest rates caps in Costa Rica adversely affected returns for consumer loans, and (iii) the effect of a full year of the acquisition and incorporation of MFG lowered the NIM of as it increased the share of interest-earning assets in Panama, which has a lower NIM than other countries in the region.

Inflationary pressures around the globe in the last months of 2021 and the start of 2022 have led Central Banks to start a rising reference interest rate cycle. In Colombia, the Central Bank rate has already increased to 5.0% as of April 13, 2022, 200 basis points higher than the 3.00% at December 31, 2021, and economic analysts are expecting the rate to increase up to 7.5% at year-end 2022. We expect this trend to translate into a higher NIM of our Colombian operations. We expect this performance to be driven by an increase of NIM from commercial loans, that could be partially offset by a decrease in NIM from both retail loans (consumer, mortgages and microcredit) and investments. Commercial gross loans represent 57.4% of our Colombian gross loan portfolio, of which 88.7% is variable rate, pegged to the interbank rate (IBR) and the term deposits rate (DTF), and reprice in tandem with the Central Bank rate.

Cost of risk net of recoveries was 1.9% for 2021, 109 basis points lower than in 2020. Grupo Aval’s cost of risk improved driven by the decrease in expected credit losses (ECL) resulting from stronger economic activity. Asset quality, as measured by gross loans classified as Stage 2 and Stage 3 over gross loans, improved to 17.8% in 2021 from 19.3% in 2020.

Net trading income on investments evidenced the volatile performance of international fixed income and equity markets throughout the year, as it reflected losses during the first quarter and gains throughout the remainder of the year. Nonetheless, market conditions between May and December 2021 were less favorable than in the same period during 2020 and was reflected on reduced realization of gains on fixed income held at FVOCI in our financial subsidiaries as compared to a year earlier. Net trading income from derivatives was stronger in 2021 than in 2020, although offset by a decrease of foreign exchange gains (losses), which were favored in 2020 through specific capital optimization initiatives intended to mitigate the negative effects of the pandemic on our banking operations.

Grupo Aval continued to focus part of its efforts on a rigorous control of operating expenses growth in 2021. Other expenses grew 7.0% as compared to 2020, with our Colombian operations posting a 5.6% increase, in line with inflation, and our Central American operations an 8.8% increase (6.9% in U.S.$), still impacted by effect of five months of no expenses of MFG in 2020 due to the timing of its acquisition. Part of these savings were achieved as partial lockdowns and work-from-home policies underpinned expenses such as staffing, utilities, travel and transportation, and supplies and stationery, among others. The continued progress of our digital efforts and cost control initiatives across our subsidiaries also contributed to this improvement. Some initiatives include (i) reformatting and closure of branches, (ii) business process optimizations, (iii) a migration of transactions to digital channels and (iv) an ATM network optimization.

During 2021, Grupo Aval’s merchant banking business reflected a strong contribution from Corficolombiana’s infrastructure projects and its energy and gas business. Results of operations of Grupo Aval’s non-financial entities for 2022 are expected to be lower than in 2021, the construction of Covioriente will continue to progress, and Coviandina and Covipacifico will approach their completion.

The pension fund business reflected a positive evolution in employment metrics and the number of clients, that helped increase income from fees, which was partially offset by a lower average yield on its proprietary portfolio as compared to 2020. Porvenir’s clients for mandatory, voluntary and severance funds at December 31, 2021 were 15.8 million (5.6% more customers than the 14.9 million customers at December 31, 2020). This result was driven by (i) an increase of 651.8 thousand clients to Porvenir’s mandatory pension fund to 10.7 million (a 6.5% increase) and an increase of 168.5 thousand clients to severance funds to 4.9 million (a 3.6% increase). This was partially reflected in a 14.2% increase in Porvenir’s AUMs related to these funds to Ps 168.1 trillion. The aforementioned expected monetary policy during 2022 could pressure Porvenir’s results coming from its investment portfolios. In addition, the increase in rates paid for life and disability insurance coverage on mandatory pensions, could pressure Porvenir’s mandatory pension fund management fee income.

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

We expect that the spin-off of a 75% equity interest in BHI, which was completed in March 2022, will impact our performance trends in future periods. See “Item 5. Operating and Financial Review and Prospects —Principal factors affecting our financial condition and results of operations —BHI spin-off.”

E.           Critical accounting estimates

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

The current members of the Board of Directors were appointed at a shareholders’ meeting held on March 30, 2022. The following table presents the names of the current principal and alternate members of the Board of Directors.

Board member	Alternate
Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Carlos Eduardo Upegui Cuartas
María Lorena Gutiérrez Botero	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock (1)(3)	Ana María Cuéllar de Jaramillo
Fabio Castellanos Ordóñez (1)(2)(3)	Luis Fernando López Roca (2)
Miguel Largacha Martínez	César Prado Villegas
Esther América Paz Montoya(1)(2)(3)	Germán Villamil Pardo(2)
(1)	Member of the Audit committee.
(2)	Independent director under Colombian requirements.
(3)	Independent director under SEC Audit Committee rules.

Luis Fernando Pabón Pabón is the secretary of our Board of Directors.

Biographical information of the principal members of our Board of Directors and the secretary of our board is set forth below. Ages of members of our Board of Directors throughout this annual report are as of April 13, 2022.

Luis Carlos Sarmiento Angulo, age 89, has served as the Chairman of the Board of Directors of Grupo Aval since 1999. Mr. Sarmiento Angulo is the founder and controlling shareholder of Grupo Aval and, since 1985, has served as a member of the Board of Directors of Organización Luis Carlos Sarmiento Angulo Ltda., an affiliate of our controlling shareholder. Since 2010 he has served as principal member of the Board of Directors of Casa Editorial El Tiempo and of CEET TV. He also serves as Chairman of the Board of Directors of the following not-for-profit entities: Fundación Grupo Aval, Fundación Luis Carlos Sarmiento Angulo, and Fundación Centro de Tratamiento e Investigación del Cáncer—“CTIC”. He is supporting, among other initiatives, Corporación Microcrédito Aval, a microfinance not-for-profit organization, the CTIC, Corporación Excelencia en la Justicia, and Fundación para el Futuro de Colombia—Colfuturo. He holds a degree in Civil Engineering from Universidad Nacional de Colombia. He is the father of the President of Grupo Aval, Mr. Luis Carlos Sarmiento Gutiérrez. Mr. Sarmiento Angulo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Alejandro Figueroa Jaramillo, age 80, has served as a principal member on the Board of Directors of Grupo Aval since 1999. Mr. Figueroa Jaramillo has been the President of Banco de Bogotá since 1988. He has been employed with Banco de Bogotá since 1973, where he also served as Executive Vice President and Vice President of Finance. He is the Chairman of the Board of Directors of Porvenir and has been a board member of Porvenir since 1991. He has also been a member of the Board of Directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011. He previously served as Vice-Minister and Deputy Minister of Economic Development of Colombia. He holds a degree in Civil Engineering from Facultad de Minas de la Universidad Nacional in Antioquia and a Master of Arts degree and PhD candidate in Economics from Harvard University. Mr. Figueroa Jaramillo’s business address is Calle 35 No. 7-47, Bogotá, D.C., Colombia.

María Lorena Gutiérrez Botero, age 53, has served as President of Corficolombiana since August, 2018. Ms. Gutiérrez previously served as Minister of Commerce, Industry and Tourism from 2017 to 2018, Ambassador of Colombia in Germany from 2016 to 2017 and Minister to the Presidency from 2010 to 2016. She has also served in the past as Dean of the Business School at Universidad de Los Andes from 2003 to 2010. Ms Gutiérrez served as a member on the Board of Directors of Grupo Aval since 2019 and Promigas since 2020. She holds a degree in Industrial Engineering with a specialization in finance from Universidad de los Andes, a Master of Business Administration (MBA) and a PhD in Finance from the A.B. Freeman School of Business at Tulane University. Her principal business address is Carrera 13 No. 26-35, Bogotá, D.C., Colombia.

Álvaro Velásquez Cock, age 82, has served as a principal member of the Board of Directors of Grupo Aval since 2013 and previously as an alternate member thereof since 2008. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendency of Finance. He has been a member of the Board of Directors of Banco de Bogotá since 2001, of Banco de Bogotá—Panamá since 1984, of Corficolombiana since 1992, of Unipalma since 1996 and of BAC entities since 2011. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Fabio Castellanos Ordóñez, age 65, has served as a principal member of the Board of Directors of Grupo Aval since March 2018 and previously as an alternate member since September 2015. He was, until 2020 the local representative in Colombia of AMF (Ascending Markets Financial Guaranty Corporation) and has previously acted as Chief Country Officer and Executive Director of ABN-AMRO Bank (Colombia) S.A., The Royal Bank of Scotland (Colombia) S.A., Scotiabank Colombia S.A. and Vice President and Corporate Finance Executive of the Representative Office in Colombia, New York and Argentina of The Chase Manhattan Bank, N.A for 22 years. Mr. Castellanos serves as member of the Board of Directors of Ignacio Gómez IHM S.A. He holds a degree in Business Administration from California State Polytechnic University and a Master’s Degree in Management in the Network Economy from Universitá Cattolica del Sacro Cuore. Mr. Castellanos Ordóñez’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Miguel Largacha Martínez, age 58, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., and held other positions within BBVA Colombia S.A., including Executive Vice President and Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the Board of Directors of Fundación Grupo Aval since 2011. He holds a law degree from Universidad Javeriana and has further completed graduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 27-75, Bogotá, D.C., Colombia.

Esther América Paz Montoya, age 67, has served as a principal member on the Board of Directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the Board of Directors of Agremiación Cívica Centro Internacional San Diego S.A. since 2009. She holds a degree in Business Administration from the Universidad del Valle and graduate studies in finance from Universidad de Los Andes. Ms. Paz Montoya’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Biographical information of the alternate members of our Board of Directors is set forth below.

Mauricio Cárdenas Müller, age 52, has served as an alternate member of the Board of Directors of Grupo Aval since 2015. Previously, he served as a principal member on the Board of Directors of Grupo Aval from 2010 until 2014, and as an alternate member thereof since 2002 until 2010. Mr. Cárdenas Müller has acted as chief advisor to Luis Carlos Sarmiento Angulo since 2004. He is a member of the Board of Directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. since 2014, and previously served from 2002 until 2011. He has also served as a member of the Board of Directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, of Porvenir since 2008, and of Casa Editorial El Tiempo since 2011. Mr. Cárdenas holds a degree in Electronic Engineering from Universidad Javeriana and a MBA from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá, D.C., Colombia.

Carlos Eduardo Upegui Cuartas, age 60, has served as an alternate member of the Board of Directors of Grupo Aval since March 26, 2021 and principal member of the Board of Directors of Corficolombiana. Mr. Upegui Cuartas has been President of Banco Popular since June 2014 and previously acted as its Executive Vice-president. Previously he was legal representative of Ripley Compañía de Financiamiento S.A. from 2012 to 2014 and President of BCSC S.A. from 2009 to 2012. He has also served in the past as member of the Board of Directors in several financial entities including Metlife Colombia Seguros de Vida S.A., Titularizadora Colombiana S.A., Depósito Centralizado de Valores de Colombia—Deceval S.A. He holds a degree in business administration with graduate studies in markets from Universidad de los Andes. His business address is Calle 17 No. 7-43, Bogotá, D.C., Colombia.

Juan Camilo Ángel Mejía, age 56, has served as an alternate member on the Board of Directors of Grupo Aval since 2008. Mr. Ángel Mejía has been the President of Banco AV Villas since 2007, and previously acted as its Vice President of Credit and Portfolio, Vice President of Asset Regularization and Vice President of Real Estate. Previously he was an advisor in the Offerings Department of Banco Central Hipotecario and Project Manager in the Capital Markets division of Corfinsura. He has also been a member of the Board of Directors of Asociación Bancaria de Colombia since 2007, of Titularizadora Colombiana S.A. since 2008 and of Fundación Grupo Aval since 2011. He holds a degree in Civil Engineering from the Universidad de Medellín with graduate studies in finance from Universidad Eafit. Mr. Ángel Mejía’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Ana María Cuéllar de Jaramillo, age 68, has served as an alternate member of the Board of Directors of Banco de Bogotá since 2007 and also serves as a member of the Board of Directors of Megalínea, Biomax S.A. and of BAC entities since 2011. Ms. Cuéllar de Jaramillo is an independent consultant who specializes in systems and procedures for financial control and has formerly served as Director of the Dirección de Impuestos y Aduanas Nacionales DIAN and in several positions in Citibank. She holds a degree in accounting from Universidad Jorge Tadeo Lozano. Ms. Cuéllar de Jaramillo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luis Fernando López Roca, age 65, has served as an alternate member on the Board of Directors of Grupo Aval since March 23, 2018. Dr. López Roca is a partner of López Montealegre Abogados S.A., Director of the Financial Law Department at Universidad Externado de Colombia, Alternate Judge of the Constitutional Court for the 2018-2021 period and arbitrator. Dr. López Roca has acted as Superintendent of Securities, President of the Colombian Association of Commercial Financing Companies, and Advisor to the Inter-American Development Bank. He also held several positions in the Superintendency of Corporations, the Chamber of Commerce of Bogotá and the Superintendency of Banks (Superintendency of Finance). Dr. López Roca holds a Law Degree and PhD from Universidad Externado de Colombia, with an LLM in International Business Law at Universidad Francisco Vitoria and graduate studies in Economic, Commercial and Financial law at Universidad Externado de Colombia and Universidad de los Andes. Dr. López Roca’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

César Prado Villegas, age 50, has served as President of Banco de Occidente since September 2018 and as member of the Board of Directors of Grupo Aval since March 29, 2019 and also as a member of the Board of Directors of Corficolombiana since March 2019 and Fiduciaria de Occidente since March 2020. Mr. Prado previously served as Administrative Vice-president of Banco de Bogotá from April to September 2018, President of Fiduciaria Bogotá from 2010 to 2018 and Superintendent of Finance from 2007 to 2008. He holds a law degree from Universidad del Rosario, a graduate degree in commercial law from Universidad de los Andes and a LLM from The London School of Economics. His business address is Carrera 4 No. 7-61, Cali, Colombia.

Germán Villamil Pardo, age 62, has served as an alternate member on the Board of Directors of Grupo Aval since 2010 and previously as a principal member thereof since 2006. Mr. Villamil Pardo is a partner of Gómez Pinzón Abogados S.A. He has served as a member of the Board of Directors of Gómez Pinzón Abogados S.A. since 1997. Mr. Villamil Pardo formerly served as a member of the board of Inversiones Inmobiliarias Arauco Alameda S.A.S and Inversiones Inmobiliarias Barranquilla Arauco S.A.S. He previously held several positions in the Ministry of Finance of Colombia as well as in Banco de la República. He holds a law degree with graduate studies in tax law from the Universidad de los Andes. Mr. Villamil Pardo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luis Fernando Pabón Pabón, age 63, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the Board of Directors of Banco AV Villas since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007, of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006 and of Casa Editorial El Tiempo and CEET TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and graduate studies in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

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

Name	Position
Luis Carlos Sarmiento Gutiérrez	President
Diego Fernando Solano Saravia	Chief Financial Officer
Rodolfo Vélez Borda	Chief of Information Technology
Rafael Eduardo Neira Torres	Chief of Internal Control
Jorge Adrián Rincón Plata	Chief Legal Officer
Eduardo Duque Suárez	Chief Risk Officer
María Edith González Flórez	Vice President of Accounting

Banco de Bogotá
Alejandro Figueroa Jaramillo	President
Banco de Occidente
César Prado Villegas	President
Banco Popular
Carlos Eduardo Upegui Cuartas	President
Banco AV Villas
Juan Camilo Ángel Mejía	President
Corficolombiana
María Lorena Gutiérrez Botero	President
Porvenir
Miguel Largacha Martínez	President
BAC Credomatic
Rodolfo Tabash Espinach	President

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 13, 2022.

Luis Carlos Sarmiento Gutiérrez, age 60, has served as President of Grupo Aval since 2000. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He has been the Chairman of the Board of Directors of Banco de Bogotá since 2004 and of Corficolombiana since 2006. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a MBA with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez is the son of the Chairman of the Board of Directors of Grupo Aval, Mr. Sarmiento Angulo. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Diego Fernando Solano Saravia, age 56, has served as Chief Financial Officer since 2010, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. He previously served as associate principal at McKinsey & Co. and Corporate Banking Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a MBA from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rodolfo Vélez Borda, age 57, has served as Chief of Information Technology at Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He has been a member of the Board of Directors of Fondo de Empleados FEVI since 2012, ACH Colombia S.A. since 2006 and A Toda Hora S.A. (“ATH”) since 2005. He holds a degree in Systems Engineering from the Universidad de Los Andes, graduate studies in Telecommunications from the Universidad de Los Andes and a Business Management specialty from Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

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

Jorge Adrián Rincón Plata, age 42, has served as our Chief Legal Officer since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Eduardo Duque Suárez, age 56, joined as Chief Risk Officer on March 2022. Previously, he served as Mexico and Latam Global Functions Independent Compliance Risk Management Head in Citi, Regional ICG Risk Manager SCO L2 Colombia, Ecuador and Venezuela, Risk Manager Country Officer Chile, Perú and Bolivia, Deputy Country Credit Risk Manager and Vice-president Emerging Markets Corporate Banking EMCB – Institutional Client Group. He also worked as Director in Waventure S.A. de C.V in Mexico, Director in NM Rothschild & Sons Mexico, Assistant Director in NM Rothschild & Sons Colombia and Assistant Director in Deutsche Morgan Grenfell Group Public Limited Company from 1997 to 2005. He holds a degree in Economics and a MSc in Economics from Universidad de Los Andes. Mr. Duque Suarez’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

María Edith González Flórez, age 63, has served as Vice President of Accounting since 2010, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and graduate studies in finance from Universidad ICESI. Ms. González Flórez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rodolfo Tabash Espinach, age 53, has served as Chief Executive Officer of BAC since July, 2016. He has previous acted in several key management positions in BAC for the past 20 years, including Country Manager for BAC International Bank and its Panamanian subsidiaries, General Manager of BAC International Bank, Regional Chief Operating Officer for BAC Credomatic’s Banking Business and Commercial Banking Manager of Banco BAC San José. He is also a member of the Board of Directors of several BAC Credomatic subsidiaries. Mr. Tabash Espinach holds a degree in business administration from Universidad Internacional de las Américas and a MBA from INCAE. His business address is Centro Corporativo Plaza Roble, Edificio Terrazas B, Escazú, San José, Costa Rica.

B.          Compensation

Our common shareholders must approve the compensation of our Board of Directors at the shareholders’ ordinary meeting held in March of every calendar year.

Each member of our Board of Directors, including alternates, receives a fee based on attendance at each Board of Directors’ session. Committee members, including our audit committee, also receive an additional fee for attending audit committee meetings.

For the April 1, 2021 to March 31, 2022 period, the Board of Directors and the audit committee’ session fee was Ps 2,600,000 per member and board meeting. For the April 1, 2022 to March 31, 2023 period, the Board of Directors and the audit committee’ session fee Ps 3,000,000 per member and board meeting.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information before our general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, which we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 51.3 billion in 2021. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain goals, and, therefore, the amounts paid may vary for each officer.

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

Risk Committee

Our risk committee is composed of three directors: Ms. Maria Lorena Gutierrez, Mr. Fabio Castellanos and Mr. Miguel Largacha. The committee, which charter is approved by the Board of Directors, assists and to advice the board, in aspects related to supervision of Grupo Aval’s risk management policies.

D.          Employees

At December 31, 2021, on a consolidated basis, we employed 107,076 individuals, with 70,247 direct employees, 10,703 personnel provided by staffing service companies and 26,126 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Corficolombiana, Porvenir and Grupo Aval (separate), at December 31, 2021.

	Banco de	Banco de	Banco	Banco AV			Central	Grupo Aval
	Bogotá(1)(2)	Occidente(3)	Popular(4)	Villas(5)	Porvenir(6)	Corficolombiana(7)	America(8)	(separate)	Total
Employees	11,761	15,679	4,355	4,858	2,817	10,448	20,208	121	70,247
Personnel provided by staffing service companies	1,494	—	995	453	13	5,434	2,314	—	10,703
Outside contractors	3,012	2,796	2,117	1,521	180	15,087	1,408	5	26,126
Total	16,267	18,475	7,467	6,832	3,010	30,969	23,930	126	107,076
(1)	Excludes employees of BHI and MFH, and their respective subsidiaries.
(2)	50.70% (4,971) of Banco de Bogotá’s (separate) direct employees (9,804) are represented by unions and 56.00% (5,490) of such employees are covered by collective bargaining agreements that expire in August 2024.
(3)	44.26% (3,010) of Banco de Occidente’s (separate) direct employees (6,800) are represented by unions and are covered by collective bargaining agreements that expire in December 2026.
(4)	60.57% (2,195) of Banco Popular’s (separate) direct employees (3,624) are represented by unions and 94.62% (3,429) of such employees are covered by collective bargaining agreements that expire in December 2023.
(5)	15.11% (632) of Banco AV Villas’ (separate) direct employees (4,183) are represented by unions and 84.29% (3,526) of such employees are covered by collective bargaining agreements that expire in December 2023.
(6)	0.04% (1) of Porvenir’s (separate) direct employees (2,574) are represented by unions.
(7)	Corficolombiana’s total employees reflect 29,851 employees from non-financial entities and 1,118 employees from financial entities.
(8)	Includes 22,711 employees of BHI and its consolidated subsidiaries and 1,219 employees of MFH and its consolidated subsidiaries.

E.          Share ownership

Mr. Sarmiento Angulo beneficially owns 97.6% of our outstanding common shares and 42.7% of our preferred shares as determined under SEC rules at April 13, 2022. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 13, 2022.

		Percentage of		Percentage of
		outstanding		outstanding
	Common	common	Preferred	preferred
Shareholder	shares	shares	shares	shares
Esther América Paz Montoya	251,718	*	423,076	*
Diego Fernando Solano Saravia	49,586	*	152,078	*
Luis Fernando Pabón Pabón	78,237	*	115,384	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Germán Villamil Pardo	33,058	*	—	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Juan Camilo Ángel Mejía	7,319	*	22,666	*
Rodolfo Vélez Borda	7,112	*	11,538	*
Ana María Cuéllar de Jaramillo	—	*	50,846	*
César Prado Villegas	—	*	—	*
Alejandro Figueroa Jaramillo	—	*	—	*
Fabio Castellanos Ordóñez	—	*	—	*
Carlos Eduardo Upegui Cuartas	—	*	—	*
Luis Fernando López Roca	—	*	—	*
Luis Carlos Sarmiento Gutiérrez	—	*	—	*
Rafael Eduardo Neira Torres	—	*	—	*
Jorge Adrián Rincón Plata	—	*	—	*
Eduardo Duque Suárez	—	*	—	*
María Edith González Flórez	—	*	—	*
María Lorena Gutiérrez Botero	—	*	—	*
Miguel Largacha Martínez	—	*	—	*
Rodolfo Tabash Espinach	—	*	—	*

*     less than 0.1%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 80.0% of our issued and outstanding share capital at December 31, 2021. He retained 97.6% of our voting power by virtue of his beneficial ownership of 97.6% of our outstanding common shares, and beneficially owned 42.7% of our outstanding preferred shares, as determined under SEC rules, at April 13, 2022. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 22,281,017,159 of our aggregate equity securities outstanding comprised of 15,122,739,992 common shares outstanding and 7,158,277,167 preferred shares outstanding at April 13, 2022.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of December 31, 2021, regarding the beneficial ownership of our equity securities by:

●	Mr. Sarmiento Angulo, who beneficially owns 80.0% of our outstanding share capital;
●	all directors and executive officers as a group; and
●	other shareholders.

	At December 31, 2021
		Percentage of		Percentage of
		outstanding		outstanding
Principal beneficial owners	Common shares	common shares	Preferred shares	preferred shares
Luis Carlos Sarmiento Angulo	14,761,004,300	97.6%	3,054,790,570	42.7%
Other directors and officers as a group*	475,910	0.0%	864,049	0.0%
Other shareholders	361,259,782	2.4%	4,102,622,548	57.3%
Total	15,122,739,992	100.0%	7,158,277,167	100.0%

*     less than 0.1%.

As of December 31, 2021, we had 28,051 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the American Depositary Receipts, or “ADRs”, evidencing ADSs. As of March 30, 2022, there were a total of 5,795 ADR holders of record and as of April 13, 2022 there were 12,764,230 ADRs outstanding, representing 255,284,600 preferred shares or 3.6% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	Transactions between Grupo Aval and its subsidiaries, and
		Close family
	Grupo Aval’s	members of
	directors and key	Mr. Sarmiento	Mr. Sarmiento	Mr. Sarmiento
	management and	Angulo and their	Gutiérrez and his	Angulo and his
	their affiliates(1)	affiliates	affiliates	affiliates

	(in Ps billions)
At December 31, 2021
Outstanding loans granted by us(2)	262.8	10.8	0.0	2,025.8
Outstanding loans granted to us(3)	—	—	—	—
Deposits(4)	39.7	191.3	5.4	2,017.9
At December 31, 2020
Outstanding loans granted by us(2)	154.7	5.9	0.1	2,162.7
Outstanding loans granted to us(3)	—	—	—	—
Deposits(4)	33.4	300.1	3.3	1,913.6
(1)	Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks at December 31, 2021, Corficolombiana, Porvenir, BHI and MFH at December 31, 2021.
(2)	Figures based on disbursed loans. See “—Loans granted to related parties by our banking subsidiaries”.
(3)	Figures based on disbursed loans. See “—Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates”.
(4)	All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and on terms and conditions not materially different from those available to the general public.

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

In the past, affiliates of Mr. Sarmiento Angulo, have obtained authorizations of Grupo Aval’s Board of Directors to acquire either common or preferred shares of Grupo Aval. On November 28, 2018, Grupo Aval’s Board of Directors authorized companies controlled by Mr. Sarmiento Angulo to acquire up to one hundred million common and/or preferred shares of the company in one or multiple operations, during a term of up to one year. Pursuant to such authorizations, as of December 31, 2019 through affiliate companies, Mr. Sarmiento Angulo acquired 2,724,247 common shares or Ps 3.3 billion (U.S.$1.0 million) and 1,702,800 preferred shares or Ps 1.9 billion (U.S.$0.6 million) in open market transactions. On February 12, 2020, Grupo Aval’s Board of Directors authorized companies controlled by Mr. Sarmiento Angulo to acquire up to one hundred million common and/or preferred shares of the company in one or multiple operations, during a term of up to two years. Pursuant to such authorizations, as of December 31, 2021 through affiliate companies, Mr. Sarmiento Angulo acquired 1,724,001 preferred shares or Ps 1.4 billion (U.S.$0.4 million) in open market transactions.

As of April 13, 2022, Mr. Luis Carlos Sarmiento Angulo has not acquired common or preferred shares. Certain members of our Board of Directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 13, 2022, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.6% of Banco AV Villas, 0.8% of Banco Popular, and 11.4% of Corficolombiana. Additionally, following our spin-off of a 75% equity interest of BHI in March 2022, as of April 13, 2022, Mr. Sarmiento Angulo continues to control BHI as the beneficial owner of (i) a 47.5% direct ownership of BHI’s issued and outstanding share capital and (ii) of a 15.8% indirect ownership through his indirect control of Banco de Bogotá, which retained a 25% equity interest in BHI.

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)
For the year ended December 31,
2021	1,395.8
2020	1,246.2
2019	1,254.0

Vida Alfa also provides:

●	life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and
●	labor risks insurance for employees of Grupo Aval and its subsidiaries in Colombia.

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

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo at December 31, 2021, and may continue to provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations), Vigía S.A. (security services), ADL Digital Lab S.A.S. (digital development) and Corporación Publicitaria (advertising). Following the spin-off of a 75% equity interest in BHI in March 2022, BHI is beneficially owned by Mr. Sarmiento Angulo.

In the past, we and some of our subsidiaries have entered into operations with BHI and its subsidiaries in the ordinary course of business. Most recently, in 2020, through Resolution No. 208-20 of May 14, 2020 issued by the Superintendency of the Securities Market of the Republic of Panama, BAC International Bank, Inc. issued perpetual subordinated corporate bonds convertible into common shares for a nominal value of U.S.$700.0 million. The bonds bear an interest rate of 10% payable quarterly unless the issuer exercises its right not to pay interest. The bonds were acquired by Grupo Aval Limited, a wholly-owned subsidiary of Grupo Aval, and as of December 31, 2021, the outstanding balance of the bonds was U.S.$520.0 million.

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

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. As of December 31, 2021 and 2020, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of Ps 247.5 billion and Ps 241.8 billion, respectively. These figures are presented before minority interest and thus do not reflect their potential impact on Grupo Aval’s net income attributable to owners of the parent.

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

Additional investigations and proceedings relating to Ruta del Sol Sector 2 and relating to admissions made by Odebrecht and public servants were initiated by other judicial, arbitral and administrative authorities such as the Tribunal Administrativo de Cundinamarca, arbitral proceedings before the Chamber of Commerce of Bogotá, the Superintendency of Industry and Commerce, the Superintendency of Corporations, the Superintendency of Transportation and the Procuraduría General de la Nación (the country’s general prosecutor of public servants, or the “PGN”). Grupo Aval, Corficolombiana and Episol and members of its management, were included or have voluntarily intervened in some of these investigations and proceedings and there can be no assurance that Grupo Aval or any of its subsidiaries and employees will not be included in future additional proceedings or voluntarily participate in such or other future additional proceedings to defend its rights and interests. For further information see Note 27 of our audited financial statements.

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

B.          Significant changes

On September 15, 2021, Grupo Aval informed that BHI (formerly LB Panamá) intended to submit a request to the SFC to register its shares with the RNVE in order to list them on the BVC. A request for authorization was also submitted to the SFC to spin-off MFG from BHI to its parent, Banco de Bogotá. The requests were part of a series of transactions by means of which Banco de Bogotá spun-off 75% of its equity interest in BHI to Banco de Bogotá’s shareholders, including Grupo Aval, and Grupo Aval spun-off shares of BHI it received from Banco de Bogotá to its own shareholders (the “Transaction”). The SFC granted its authorization to the partial spin-off requested by Banco de Bogotá on December 21, 2021. The General Meeting of Bondholders (of ordinary bonds issued on the Colombian market), held on December 28, 2021, approved the Transaction presented to and approved by the General Meeting of Shareholders on an Extraordinary Shareholders’ Meeting on February 4, 2022. On March 16, 2022, the SFC granted all pending approvals needed to execute the transaction.

On the same date, Grupo Aval and Banco de Bogotá requested to the SFC the trading suspension of their respective stocks between March 22 and March 29 to complete the transaction. The transaction was completed on March 28, 2022.

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

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the 79 companies listed on the Colombian Stock Exchange at April 13, 2022 was Ps 436.6 trillion.

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 13, 2022, we had 15,122,739,992 common shares outstanding, and 7,158,277,167 preferred shares outstanding.

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

Preferred Shares

Holders of preferred shares are entitled to receive a minimum dividend after deducting losses affecting the capital, and deducting any amounts set aside for legal reserve, but before creating or accruing for any other reserve and before any declared dividends are paid to holders of common shares, so long as dividends have been approved by the shareholders’ meeting of Grupo Aval. Dividends to holders of common and preferred shares must be approved by the shareholders. If no dividends are declared, no holder of Grupo Aval’s preferred or common shares will be entitled to payment. Pursuant to the offering memorandum of the preferred shares, the minimum dividend will be equal to Ps 1.00 in each calendar semester, so long as this value is higher than the dividend paid to the holders of common shares. If the minimum preferred dividend is not equal or higher than the per share dividend on the common shares, the minimum dividend will be equal to the dividend paid to the holders of common shares, if any. So long as the dividend declared is equal to or in excess of the aforementioned minimum, the same dividend must be paid on both the common and the preferred shares.

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

Upon liquidation, and out of the surplus assets available for distribution to shareholders, holders of fully paid preferred shares are entitled to a preference in the reimbursement of the portion of their contribution (“aporte” as provided by Article 63 of Law 222 of 1995) to Grupo Aval attributable to the nominal value of the outstanding preferred shares (i.e., Ps.1.00 per share). This reimbursement, if any, is payable in pesos before any distribution or payment may be made to holders of common shares. If, upon any liquidation, assets that are available for distribution among the holders of preferred shares are insufficient to pay in full their respective liquidation preferences, such assets will be distributed among those holders pro rata.

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

Colombian law requires that, whenever we issue new common shares, we must offer to the holders of common shares the right to subscribe a number of common shares sufficient to maintain their existing ownership percentage of the aggregate share capital. These rights are preemptive rights. On the other hand, holders of preferred shares are entitled to preemptive rights only in the specific situations that the shareholders’ meeting so decides. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our preferred shares and ADSs.”

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

C.         Material contracts

On September 26, 2012, we entered into an indenture in connection with our issuance of U.S.$1.0 billion (Ps 1,795.7 billion at the date of the issuance) of 4.75% Senior Notes due 2022. The indenture was among us, as guarantor, Grupo Aval Limited, as Issuer, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Transfer Agent.

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

Non levied or no applicable withholding tax
Dividend distribution to Colombian Tax Residents Individuals made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	Income tax rate varies from 0 to 33% WTH – 20% (1) or 33%
Dividend distribution to Colombian entities made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	CIT and WTH 32% for 2020 31% for 2021 30% for 2022
Dividend distribution to Non-Colombian Tax Residents made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	CIT 33% (2)
Portfolio Investments: Dividend distribution to Non-Colombian Tax Residents made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	25%
WTH on Dividend distributions paid to Tax Resident Individuals out of post-2016 profits that did pay tax at the Colombian corporate level	Marginal rates 0% (3) or10% (4)
WTH on Dividend distributions paid to Colombian entities out of post-2016 profits that did pay tax at the Colombian corporate level	7.5% (5)
WTH on Dividend distributions paid to Non-Colombian Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did pay tax at the Colombian corporate level	10%

S
Dividend	Rate
Dividend distribution paid to tax residents individuals out of post-2016 profits that did NOT pay tax at the Colombian corporate level	32% for 2020 31% for 2021 30% for 2022 The 0% or 10% WTH dividend tax will apply on the distributed amounts net the 32%, 31% or 30%.

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

“UVT” or “Unidad de Valor Tributario” refers to a tax unit established each year by the Colombian Tax Authority (“DIAN”) for the calculation of tax returns. UVT for 2021 amounts to Ps 36,308 (U.S.$9.12).

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

F.          Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay will be dependent, in large part, on the amount of dividends received from our subsidiaries. Our subsidiaries declared Ps 441.3 billion and Ps 1,208.4 billion of dividends payable to us, and we declared an aggregate of Ps 1,203.2 billion and Ps 1,203.2 billion of dividends to our shareholders with respect to net income for the years ended December 31, 2021 and 2020, respectively.

Unless noted otherwise, the following table presents the net profits of, and dividends (cash and stock) declared by us and each of our direct subsidiaries, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated.

	Dividends declared with respect to net income for the year ended December 31,
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

	Banco de		Banco de		Banco		Banco
	Bogotá		Occidente		Popular		AV Villas		Corficolombiana		Porvenir		Total

	(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	68.7%	68.7%	72.3%	72.3%	93.7%	93.7%	79.9%	79.9%	8.5%	8.4%	20.0%	20.0%	—	—
Separate net profits	4,385.6	2,211.1	492.1	320.6	333.6	209.9	161.6	127.8	1,715.7	1,655.0	579.6	576.2	7,668.1	5,100.6
Dividends declared	—	1,105.2	150.0	192.4	146.5	105.7	87.6	64.1	771.8	661.7	300.1	519.0	1,456.0	2,648.0
Dividends contributed to Grupo Aval	—	759.6	108.4	139.0	137.3	99.1	70.0	51.2	65.6	55.7	60.0	103.8	441.3	1,208.4
Dividends declared by Grupo Aval	—	—	—	—	—	—	—	—	—	—	—	—	1,203.2	1,203.2

The allocation of our distributable profits, if any, is determined by our common shareholders following approval of our annual financial statements. Our general shareholders’ meetings generally occur in March, three months after the close of the annual period.

In the past we have paid and received dividends on a monthly basis. We have not, however, adopted a specific dividend policy with respect to future dividends. The amount of any distributions will depend on many factors, such as the results of operations and financial condition of our company and our subsidiaries, their cash requirements, their prospects and other factors deemed relevant by our board of directors and shareholders.

Our company pays dividends based on our net income as reported in our separate audited financial statements prepared under Colombian IFRS. For the years ended December 31, 2021 and 2020, separate net income as reported in our Colombian IFRS financial statements was Ps 3,502.8 billion, 6.2% higher and Ps 2,399.0 billion, 2.1% higher than net income attributable to the owners of the parent as reported in our audited consolidated financial statements, respectively.

We expect that differences between Colombian IFRS and IFRS financial statements will continue to occur in future periods. The amount of dividends expected from our subsidiaries will also depend on the future share ownership in our subsidiaries.

Dividend history of Grupo Aval

The following table presents the annual cash dividends paid by Grupo Aval on each share during the periods indicated.

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2019	60.00	—	60.00	0.015
2020	54.00	—	54.00	0.014
2021	—	54.00	54.00	0.014
(1)	In accordance with regulation, payment in stock dividends must be explicitly consented by shareholders. If the shareholder does not explicitly express the desire to receive stock dividends, the payment will be done in cash the same day in which the payment of stock dividends is made.

Given that Grupo Aval’s dividends have been to some extent dependent on the dividends received from its direct stakes in each of its subsidiaries, we detail below the cash and stock dividends per share paid by each of Grupo Aval’s direct subsidiaries for the periods indicated.

Banco de Bogotá

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2019	4,032.00	1.013
2020	3,336.00	0.838
2021	—	—

Banco de Bogotá’s board of directors has summoned an extraordinary shareholder’s meeting for April 26, 2022 to determine on the bank’s dividend distribution with respect to net income for the year ended December 31, 2021.

Banco de Occidente

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2019	1,761.72	0.443
2020	1,233.96	0.310
2021	962.16	0.242

Banco Popular

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2019	19.20	0.005
2020	13.68	0.003
2021	18.96	0.005

Banco AV Villas

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2019	405.00	0.102
2020	285.36	0.072
2021	390.00	0.098

Porvenir

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2019	2,616.00	0.657
2020	4,752.00	1.194
2021	2,748.00	0.690

Banco de Bogotá, Fiduciaria Bogotá, Banco de Occidente and Fiduciaria de Occidente received dividend payments from Porvenir in their respective ownership of the company (see Item 4—B. Business overview—Our operations).

Corficolombiana

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2019	—	2,640.00	2,640.00	0.663
2020	—	2,042.00	2,042.00	0.513
2021	—	2,260.00	2,260.00	0.568
(1)	In accordance with regulation, payment in stock dividends must be explicitly consented by shareholders. If the shareholder does not explicitly express the desire to receive stock dividends, the payment will be done in cash the same day in which the payment of stock dividends is made.

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

I.           Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

Grupo Aval and its subsidiaries in the financial sector including, among others, Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular, BAC, MFG, Corficolombiana and Porvenir, manage risk pursuant to the applicable regulations in each country where they operate and those according to Grupo Aval’s internal policies.

The board of directors take the lead on establishing a sound risk management culture, that supports and provides appropriate standards for responsible behavior. The Risk Framework dully approved by the board of directors requires risk management practices to be integrated into key processes across Grupo Aval, ensuring risks are appropriately identified, assessed, monitored, and mitigated in a timely manner, depending on a range of factors, including the nature, size, complexity, and risk profile.

Senior Risk management team should ensure the identification and assessment of the inherent risks of material activities, processes and systems pertaining to the holding nature of Aval to make sure those inherent risks are properly controlled and mitigated in alignment with the approved risk appetite.

The following sections outline the key risks that are inherent to the business activities of our subsidiaries, as well as the way in which those are managed:

1.	Financial risks: Financial risks managed by Grupo Aval’s financial subsidiaries include liquidity risk, market risk, credit risk, interest rate risk and operational risk. For further details, see note 4 of our audited consolidated financial statements.
2.	Non-Financial risks: Main non-financial risks managed by Grupo Aval include anti-money laundering and terrorist financing, anti-bribery and anticorruption and compliance with local regulation, the U.S. Sarbanes-Oxley Act of 2002, among others.
3.	Conglomerate risks: Law 1870 of 2017 (Financial Conglomerates Law) requires financial conglomerates to manage the risks to which they are exposed. For this purpose, the Superintendency of Finance, through External Circular 013 of June 20, 2019, established the risks that financial conglomerates must manage from June 2021 onwards. These risks are Concentration risk, Contagion risk, and Strategic risk.

Control Environment and Risk Culture

Our risk management system (“Sistema de Gestión de Riesgos” (SGR)) seeks to comply not only with local regulation but also to align with best practices and international standards as many jurisdictions move to adopt Basel principles. Accordingly, the model adopts commonly accepted risk taxonomy and provides oversight and guidance to our subsidiaries who operate under a similarly guided regulatory defined relevant risks, related to the business model and characterization of each subsidiary.

At the holding level, our risk control environment, governed independently, based on 14 principles (see footnote), focusses on concentration, contagion and strategic risk as ruled by applicable local holding regulation, which is being introduced and developed particularly since 2017 under Law 1870 Sept 2017.  Based on a general risk appetite framework established and approved by the board of directors and the limits and thresholds thereby approved, we ensure effective risk identification and assessment; monitoring and reporting; and control and mitigation. Furthermore, risk management implements processes and procedures to regularly report at the board, senior management, and business line levels. These allows us to assure a strong risk management based fundamentally on:

●	Active board and senior management oversight;
●	Adequate policies, procedures, processes and limits;
●	Adequate risk measurement, assessment, monitoring, and management information systems;
●	Comprehensive internal controls; and
●	an independent assessment by internal audit.

Grupo Aval promotes a culture of risk management that reaches all the entities, whether they are financial or non-financial, under a strict, permanent and cohesive “tone from the top”.

The risk culture is conveyed to all our entities and units, relying on the following elements:

●	independent risk management, monitored at the individual entities level and at consolidated level;
●	we use detailed manuals on policies and processes to manage the risks we are subject to;
●	we use different technological tools, for the analysis, monitoring and control of risks;
●	we have a risk limit system that is updated on a regular basis to address new market conditions and risks to which we are exposed;

●	we use information systems to monitor risk exposure on a recurring basis, seeking to ensure that approval limits are systematically met and, if necessary, allowing for appropriate corrective actions;
●	our main risks are analyzed on a continuous basis; and
●	we provide ongoing training on risk, at every level within the organization.

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

Boards of Directors of the Financial Subsidiaries

The responsibilities of the boards of directors of Grupo Aval’s financial subsidiaries regarding risk management include:

●	to define and approve the general policies and strategies related to internal control systems for risk management;
●	to approve policies in relation to risk management;
●	to approve trading and counterparty limits;
●	to approve risk appetite and exposure limits;
●	to approve procedures and methodologies for risk management;
●	to ensure the adequate assignment of resources required for an effective risk management;
●	to set forth responsibilities and attributes for risk management roles;
●	to set forth and define committees’ functions leading to a proper organization, control and monitoring of risk generating operations;
●	to require Grupo Aval financial subsidiaries’ management to submit periodic reports on risk exposure levels; and
●	to periodically review any risk-management reports on control or mitigation of risks, submitted by the Audit Committee.

Audit Committee of Grupo Aval and Audit Committees of our Financial Subsidiaries:

The Audit Committees’ principal objective is to evaluate and monitor the Internal Control System.

The Audit Committee is responsible for:

●	assessing the structure of the internal control function, to establish: (i) whether the procedures are appropriate to protect our assets, and those of third parties under our administration and custody, and (ii) whether transactions are being properly authorized and registered. For such purpose, the areas in charge of the administration of the risk systems, the External and Internal Auditors present any established periodical or occasional reports to the Committee;
●	monitoring risk exposure levels and their potential consequences; and
●	overseeing the risk management policy applicable to Grupo Aval.

Corporate Risk Unit

The corporate risk unit is led by Grupo Aval’s Chief Risk Officer, which functions include:

●	to identify and transfer best practices regarding corporate risk management;
●	to support the board of directors and the financial subsidiaries in structuring their risk appetites;
●	to establish and ensure compliance with policies and guidelines aimed at maintaining an adequate risk exposure;
●	to consolidate and monitor Grupo Aval’s risk exposures;
●	to lead and align risk management processes across Grupo Aval subsidiaries, through corporate guidelines and processes; and
●	to report the outcomes of risk management to Grupo Aval’s Presidency and Audit Committee.

Risk Management Committees of the financial subsidiaries

Grupo Aval’s financial subsidiaries have risk management committees which periodically identify, measure, control and analyze the credit risk management system (SARC for its initials in Spanish), market risk management systems (SARM), operating risk management system (SARO) and business continuity plan management (PCN). Additionally, our financial subsidiaries have an asset-liability committee (ALCO), which makes decisions regarding asset and liability management and evaluates the effectiveness of the liquidity risk management system (SARL). The ALCO establishes adequate procedures and mechanisms for liquidity management and identifies sources of risk through sensitivity analysis, assessing probabilities of lower returns or additional liquidity needs. Legal risk is monitored by general counsel in each subsidiary of the financial sector.

The main functions of the Risk Management Committees include:

●	reviewing and proposing risk appetite and exposure limits to the board of directors;
●	designing systems to measure risk appetite and exposure limits;
●	assessing inherent risks involved in entering new markets, products, segments and countries, among others; and
●	ensuring that risk management and measurement methodologies are appropriate and aligned with the characteristics and activities of the entity.

Risk Management Vice-Presidency or its equivalent in our financial subsidiaries

The Risk Management Vice-Presidencies and their equivalents, have the following functions:

●	to oversee the adequate compliance with the policies and procedures established by the board of directors and the risk management committees;
●	to design methodologies and procedures for risk management;
●	to ensure the timely identification of deviations relating to compliance with the policies established for risk management; and
●	to prepare timely reports for the board of directors, the risk committees, and the Government entities in charge of the control and supervision of the financial subsidiaries’ risk policies compliance.

Internal Audit and Internal Control Unit

The internal audit units at each financial subsidiary have independent criteria and carry out periodic independent compliance assessments of risk management policies and procedures, regarding risk management and control environment. Reports are submitted directly to the audit committees responsible for monitoring risks and proposing corrective measures, if necessary.

In addition to the internal audit units at the financial subsidiaries, there is a corporate internal control unit that ensures the compliance of our subsidiaries with corporate policies. The Chief of Internal Control participates in the audit committees of significant subsidiaries. The corporate internal control unit performs periodic independent audits of Grupo Aval’s subsidiaries to monitor their compliance with corporate risk management policies. Its reports are presented directly to senior management at each of the subsidiaries and to the corresponding audit committees, including the corporate matters committee of Grupo Aval.

Banco de Bogotá’s subsidiaries in Central America

Banco de Bogotá’s subsidiaries in Central America’s risk management is executed directly by its subsidiaries, BAC (which was a subsidiary until its partial spin off in March 2022) and MFG. BAC’s risk management unit controls credit risk, market risk and operational risk. These processes were adopted by MFG, with the approval and supervision of Banco de Bogotá. BAC and MFG also implement the corporate risk management guidelines and policies issued by their respective jurisdiction financial regulators and the internal corporate policies of Grupo Aval.

Risk management and periodic risk surveillance are performed through the systems of corporate governance established at a regional corporate level in each of the countries where BHI’s and MFH’s subsidiaries operate with: (i) Risk Management Committee; (ii) Assets and Liabilities Committee (ALCO); (iii) Compliance Committee; (iv) Credit Committee; (v) Investment Committee; (vi) Operational Risk Committee, and (vii) Audit Committee.

Regarding credit risk management, BAC and MFG have a centralized structure throughout the region, led by a Chief Credit Risk Officer (CCRO), who reports to BAC’s CEO. The Regional Credit Committee, whose members includes the CEO and the CCRO of BAC and members of Grupo Aval’s Corporate Risk Unit and Banco de Bogotá, is responsible for credit policies and procedures submission at a regional level for approval by the board of directors. This committee is responsible for monitoring the loan portfolio’s credit risk. The regional credit committee is also responsible for the final decision on loans exceeding the credit limits delegated to each individual country. While local risk managers report to the local CEO, observance of regional policies and procedures are reported to BAC’s CCRO.

BAC´s investment policy and an asset and liability policy at a regional level, establishes guidelines for each country where it operates and assigns counterparty risk limits, foreign currency exposure limits, guidelines for liquidity, interest rate and exchange rate risks. The regional ALCO, which is composed by members of BAC’s board of directors, is responsible for establishing of regional risk management policies. In accordance with these policies, BAC documents the entire investment process daily. The regional monitoring of exposures is the responsibility of BAC’s Chief Financial Officer through the local ALCOs.

Operational Risk Management at BAC and MFG, is carried out using the conceptual methodology of Basel II guidelines and the elements of The Committee of Sponsoring Organizations of the Treadway Commission (COSO) as main reference. A centralized operational risk management unit ensures that policies are in place to establish a standardized treatment of operational risks including methodologies for the timely recognition of principal exposures, the accountability of operational risks by functional units, and accountability throughout the organization and effective procedures to collect information on operational losses. The Operational Risk Committee is also responsible of monitoring the effectiveness of the business continuity plan.

Unless otherwise indicated, risk management figures for Banco de Bogotá incorporate consolidated financial data from BHI and MFH.

Non-financial Subsidiaries

Corficolombiana consolidates most of our interests in non-financial subsidiaries. As such, its Government, Risk and Compliance (GRC) Vice Presidency provides oversight through these subsidiaries’ risk management and internal controls. This monitoring activity covers subsidiaries in the infrastructure and the energy and gas sectors, where most its investment portfolio is concentrated, and is currently being expanded to the remaining sectors. Corficolombiana ensures that its non-financial sector subsidiaries follow guidelines in relation to risk management set forth by Corficolombiana and Grupo Aval’s policies and best practices established by law.

For all other non-financial subsidiaries of Grupo Aval, the board of directors of each consolidating financial entity has the faculty to establish guidelines in terms of risk policies and risk monitoring processes, which must be implemented at each of such subsidiaries.

Risk Framework by the Superintendency of Finance (SFC)

On February 6, 2019, the national government, through Colombian Law 1870 of 2017, defined regulatory framework applicable to financial conglomerates in Colombia and the scope of supervision of the Superintendency of Finance, aimed to ensure the stability of the financial system and taking the Supervision to international standards. This law created the category of financial holding and financial conglomerates. Whilst developing this law, the Superintendency of Finance identified Aval as a financial conglomerate and determined the entities belonging to the Aval Financial Conglomerate.

For more information, see “Item 4. Information on the Company — B. Business overview—Supervision and regulation—Regulatory framework for Colombian Financial Conglomerates”.

COVID-19 – Global Event

The corporate risk unit and our subsidiaries’ risk units have strengthened risk supervision procedures, focusing on those that could affect our operations during the COVID-19 pandemic. During 2021 we continued to periodically monitor the impacts of COVID-19 under our risk management systems.

During the last months of 2021, as vaccination rates and the sanitary conditions improved, business units who had migrated to a remote operating model, began to return to office under hybrid remote-onsite models. Measures have been taken to guarantee that new on-site requirements (example, greater communication capacities) were implemented. Business continuity plans successfully demonstrated their effectiveness to handle the need to ensure protocols, availability and security of VPN services, strengthened security of email services, and remote access to data stored in the internal network, among others. Controls on data encryption of communications, critical files and devices, dual factor authentication, application virtualization, security operations center (SOC) detection reporting, and data loss prevention (DLP) monitoring were successfully maintained during 2021. Additionally, we continued strengthening awareness through campaigns intended to prevent smishing, phishing and vishing attacks on our collaborators and customers.

Liquidity and Market Risks: Our Corporate risk units and subsidiaries monitor the behavior of our clients' deposits on a daily basis, and strategies are also followed up to maintain liquidity at adequate levels, within the process of economic recovery that is expected after the pandemic.

We monitor the price volatility of financial assets and their impact on the investment portfolios of our subsidiaries, ensuring the proper application of market risk management policies. Liquidity and market risk levels compliance, required by the Colombian Superintendency of Finance, are monitored daily.

In 2021, the global economy entered a new recovery phase accompanied with a rise in inflation rate. In Colombia, the inflation rate closed in December 2021 at 5.62%, higher than the target set by the Central Bank. Therefore, the board of directors of the Central Bank has transitioned to a less expansive phase with progressive increases in the intervention interest rate, starting on September 2021, and reaching 3.0% as of year-end 2021.

Due to the consequences of the COVID-19 pandemic, the outlook of Colombia's fiscal accounts deteriorated, leading to a credit rating downgrade from Standard & Poor's Global Ratings as well as Fitch Ratings credit rating (foreign currency rating BBB- to BB+, and local currency rating BBB to BBB-, both with a stable outlook). Additionally, during 2021 Colombia experienced social unrest, as evidenced by blockades and public disturbances, affecting economic growth, along with a new wave of COVID-19 infections. Notwithstanding the later, changes in economic conditions were permanently monitored by Grupo Aval and its subsidiaries, and incorporated into the macroeconomic parameters used to prepare stress scenarios and financial projections.

The portfolios of sovereign and corporate debt securities held by our main financial institutions, were affected by the downgrade and the rise, nonetheless no material adverse effect was evidenced.

Internal Controls Over Financial Reporting (ICOFR): The process of generating financial reports has neither experienced any significant changes nor inconveniences in its filing or reporting process associated with changes in processes during the pandemic.

Credit Risk: Although COVID-19 caused changes in the expected economic conditions implying a higher a degree of uncertainty, those were captured in the macroeconomic scenarios and their impact on our banks. However, a positive trend was evidenced in Colombia and Central American countries by the end of 2021. Accordingly, the progress in vaccination programs and the relief policies undertaken by governments, had an important role in the improvement of ECL assessment. Payment extension to borrowers in certain financial instruments did not automatically result in those instruments being considered to have a significant increase in credit risk (SICR). As evidence of normalization in the portfolio after COVID-19 pandemic in our models, most overlays that operated during 2020 have been phased out during 2021.

ECL’s models and forward-looking information continued to be adjusted, recognizing macroeconomic impacts based on available information about past events, current conditions and forecasts of economic conditions, furthermore, to consider the impact of the COVID-19 pandemic and the subsequent economic recovery of some regions. Due to the volume of changes in credit conditions in connection with reliefs and payment extensions granted to customers in 2020 and 2021, dual controls were implemented in our banks over the information system to mitigate this risk.

Given that the current social and economic environment continue subject to rapid change, updated facts and circumstances will continue to be monitored as new information becomes available.

Main government policies in Colombia and Central America

Different policies were adopted by the governments in Colombia and Central America to mitigate the effects of the COVID-19 pandemic.

In Colombia, External Circulars 007, 014 and 022 of 2020 were issued to provide among other policies, assistance to the debtors. Subsequently, the Superintendency of Finance issued External Circular 039 and 012 of 2021 which extended External Circular 022 until June 30, 2021, and August 31, 2021, respectively. In the countries where we operate in Central America, there were grace periods, deferrals and restructuring loans, following the guidelines of the relevant financial authorities, like regulations enacted in Colombia for the same purpose. For more information, see Note 1.1 of our audited consolidated financial statements.

The following table includes information about reliefs granted by our banks in Colombia under the terms of Circulars 007 and 014 and under the terms of Circular 022 of the SFC as of December 31, 2021.

	Outstanding balance of loans that were relieved and under PAD
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	11,100.6	49.7	743.2	177.0	600.1	12,670.4	14,510.0	2,611.0	676.5	201.7	309.1	18,308.3
As a % of commercial loans	13.8%	0.1%	0.9%	0.2%	0.7%	15.8%	18.6%	3.3%	0.9%	0.3%	0.4%	23.5%
Consumer	3,772.8	—	338.2	247.0	620.8	4,978.9	7,050.6	930.2	627.7	374.9	408.6	9,392.0
As a % of consumer loans	7.9%	0.0%	0.7%	0.5%	1.3%	10.5%	16.5%	2.2%	1.5%	0.9%	1.0%	22.0%
Mortgages	2,705.4	—	367.8	130.8	134.1	3,338.0	3,676.1	66.1	343.3	133.8	59.5	4,278.7
As a % of mortgages	23.1%	0.0%	3.1%	1.1%	1.1%	28.6%	36.2%	0.7%	3.4%	1.3%	0.6%	42.1%
Microcredit	37.3	—	14.5	7.8	46.7	106.3	161.6	2.0	19.2	11.0	10.2	204.1
As a % of microcredit loans	11.7%	0.0%	4.6%	2.4%	14.7%	33.4%	43.4%	0.5%	5.2%	3.0%	2.7%	54.8%
Gross loans	17,616.1	49.7	1,463.7	562.5	1,401.7	21,093.6	25,398.3	3,609.3	1,666.7	721.4	787.4	32,183.1
As a % of gross loans	12.6%	0.0%	1.0%	0.4%	1.0%	15.1%	19.4%	2.8%	1.3%	0.5%	0.6%	24.5%

The following table includes information of the reliefs granted by our banks in Central America under the relief plans and their structural payment programs, according to its own regulations as of December 31, 2021.

	Outstanding balance of loans that were relieved and under structural payment programs
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	10,557.1	837.5	278.5	75.0	116.1	11,864.2	7,875.9	5,175.8	175.4	56.0	47.6	13,330.6
As a % of commercial loans	25.3%	2.0%	0.7%	0.2%	0.3%	28.4%	23.9%	15.7%	0.5%	0.2%	0.1%	40.5%
Consumer	8,430.1	572.1	584.9	443.4	377.2	10,407.9	7,178.2	2,534.9	540.4	470.0	384.8	11,108.2
As a % of consumer loans	28.7%	1.9%	2.0%	1.5%	1.3%	35.4%	30.9%	10.9%	2.3%	2.0%	1.7%	47.8%
Mortgages	7,962.8	355.8	558.4	262.7	302.3	9,442.0	5,244.0	3,001.2	349.5	167.1	127.1	8,889.0
As a % of mortgages	45.7%	2.0%	3.2%	1.5%	1.7%	54.2%	36.4%	20.8%	2.4%	1.2%	0.9%	61.7%
Gross loans	26,950.1	1,765.4	1,421.8	781.1	795.6	31,714.0	20,298.2	10,711.8	1,065.3	693.1	559.4	33,327.8
As a % of gross loans	30.4%	2.0%	1.6%	0.9%	0.9%	35.8%	28.8%	15.2%	1.5%	1.0%	0.8%	47.2%

The following table includes information of the reliefs granted by Grupo Aval, on a consolidated basis, as of December 31, 2021.

	Outstanding balance of loans that were relieved and under PAD or structural payment programs
	At December 31, 2021						At December 31, 2020
	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance	Currently paying	Under payment holidays	Past due between 1 and 30 days	Past due between 31 and 90 days	Past due more than 90 days	Outstanding balance

	(in Ps billions)
Commercial	21,657.7	887.1	1,021.7	251.9	716.2	24,534.6	22,385.9	7,786.7	851.9	257.7	356.7	31,638.9
As a % of commercial loans	17.7%	0.7%	0.8%	0.2%	0.6%	20.1%	20.2%	7.0%	0.8%	0.2%	0.3%	28.5%
Consumer	12,203.0	572.1	923.2	690.5	998.0	15,386.8	14,228.8	3,465.1	1,168.1	844.8	793.4	20,500.3
As a % of consumer loans	15.9%	0.7%	1.2%	0.9%	1.3%	20.0%	21.6%	5.3%	1.8%	1.3%	1.2%	31.1%
Mortgages	10,668.3	355.8	926.1	393.4	436.3	12,780.0	8,920.1	3,067.3	692.8	300.9	186.6	13,167.6
As a % of mortgages	36.6%	1.2%	3.2%	1.4%	1.5%	43.9%	36.3%	12.5%	2.8%	1.2%	0.8%	53.6%
Microcredit	37.3	—	14.5	7.8	46.7	106.3	161.6	2.0	19.2	11.0	10.2	204.1
As a % of microcredit loans	11.7%	0.0%	4.6%	2.4%	14.7%	33.4%	43.4%	0.5%	5.2%	3.0%	2.7%	54.8%
Gross loans	44,566.2	1,815.1	2,885.5	1,343.6	2,197.3	52,807.6	45,696.4	14,321.2	2,732.1	1,414.4	1,346.9	65,510.9
As a % of gross loans	19.5%	0.8%	1.3%	0.6%	1.0%	23.1%	22.6%	7.1%	1.4%	0.7%	0.7%	32.5%

Actions adopted since 2020 by our financial subsidiaries in Colombia and Central America to mitigate the risks associated with the COVID-19 pandemic on credit portfolios included:

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

BAC and MFG

Similarly to the actions taken to grant reliefs to debtholders by our banks in Colombia, Central American Governments (Nicaragua to a lesser degree) continued during most of 2021 with policies aimed at mitigating effect of the COVID-19 pandemic on their local economy, including regulation for the extension on tax reporting and payment, temporary deferral of bank loan servicing, reduction and/or freeze of interest rates, without negative consequences on credit scores or payment records. Panamá, Costa Rica, El Salvador, Honduras, and Guatemala continued implementing additional measures such as economic aids to small segment individuals directly affected by the economic crisis.

Since the third quarter of 2020 and until the end of 2021, BAC and MFG maintained their relief strategy for individuals and enterprises with material and proven distress due to the COVID-19 pandemic. During this phase, we implemented a demand-driven approach with individual compulsory review. The focus of the credit and collections teams was to assess each case, determine the debtor’s capacity to service debt, and reschedule payments accordingly. Upon expiration of the first relief period negotiated by a corporate or commercial client, a second relief period was granted when strictly necessary. Those reliefs ended during the first half of 2021, except for Panama.

This approach advanced mainly in Guatemala, El Salvador, and Costa Rica, and to a lesser extent in Honduras. Panamá was affected by regulations that extended periods for payment deferrals, driven by Law 156 of 2020 of the Republic of Panamá and Agreement 013–2020 of the Superintendency of Banks of Panamá.

As in Colombia, most overlays that operated during 2020 have been phased out during 2021.

Grupo Aval will continue to monitor changes in internal and external economic conditions in Colombia and Central American as the new information in credit risk becomes available together with the recovery economic expectation in each country.

Risk Management Systems

Financial Risk

Credit Risk Management

The credit risk management processes of our banks take into consideration the requirements of the Superintendency of Finance, local regulators, Grupo Aval’s credit-risk management guidelines and the composition of each of our bank’s loan portfolio. See Note 4 to our audited consolidated financial statements.

The guiding principles of risk management at Grupo Aval and our banks are the following:

●	collective decision making for commercial loans of significant amount at the board level of each of our banks;
●	extensive and in-depth market knowledge, result of our market leadership and our experienced, stable and seasoned senior management;
●	clear top-down directives in accordance with: (i) know-your-customer policies; and (ii) commercial loan credit structures based on the clear identification of sources of repayment and the cash-flow generating capacity of the borrower;
●	use of common credit analysis tools and loan pricing tools across all our banks;
●	diversification of the commercial loan portfolio with respect to industries and economic groups;
●	specialization in retail banking product niches; and
●	extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer loans;

For more information, see Note 4 of our audited consolidated financial statements.

Commercial Lending

54.08% of our total gross loan portfolio is made up of commercial loans to corporate, small, and medium sized enterprises. However, the share of commercial loans varies in each of our banks. As of December 31, 2021, the percentage of commercial loans was 56.80%, 70.27%, 28.86%, 21.25%, 46.46%, 56.18% and 79.73% at Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, BAC, MFG and Corficolombiana, respectively.

The credit approval process for commercial loans at each of our banks in Colombia follows the policies and lending authorities established by each banking subsidiary. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá and Banco AV Villas, Comité de Crédito Dirección General at Banco de Occidente and Comité de Presidencia at Banco Popular). These have lending limits that range between Ps 6.0 billion (U.S.$1.5 million) at Banco AV Villas and Ps 30.0 billion (U.S.$7.53 million) at Banco de Bogotá.

Following the approval of an application by the national credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management unit if the loan would result in aggregate exposure to the borrower exceeding Ps 5.0 billion (U.S.$1.25 million). The credit approval process includes the presentation to Grupo Aval’s credit committee of all potential credit exposures per client (or client’s economic group) that, across all our banks, represent an exposure in excess of Ps 30.0 billion (U.S.$7.53 million), or if it is considered to be part of a vulnerable sector. Delegation to the national credit committees of the banks can be made depending on the risk parameters defined by Grupo Aval’s credit committee. This committee, which is composed by the credit vice presidents of each of our banks and the credit risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities.

The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations according to the structure of the loan. The credit committee will then submit to Grupo Aval’s advisory board those transactions for its recommendation.

The Grupo Aval advisory board, which is chaired by the president of Grupo Aval and composed by the presidents of our banks and financial subsidiaries, with the attendance of the risk vice presidents of Grupo Aval and of our banks, meets periodically to discuss the adoption of risk management policies and how to meet the needs of major corporate and institutional clients, as well as to advise the Grupo Aval banks with respect to matters related to credit risk. The advisory board also evaluates credit applications submitted to it by Grupo Aval’s credit risk management committee and makes recommendations to the banks with respect to such loans. The Boards of Directors of the banks make the final decisions with respect to such applications. To facilitate the analysis of commercial loan applications which meet the threshold and are thus reviewed by Grupo Aval, we have developed certain tools, including a standardized “Proyecto de crédito”.

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

For more information, see Note 4 of our audited consolidated financial statements.

Consumer Lending

Consumer lending represented 33.20% of the total gross loan portfolio as of December 31, 2021; however, the participation and specialization by product varies in each of our banks. As of December 31, 2021, Banco Popular’s consumer lending represented 65.87% of its total gross loan portfolio and was concentrated mainly in payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas, Banco de Bogotá, BAC and MFG consumer lending represented 59.08%, 28.31%, 34.48% and 22.90% of their total gross loan portfolio, respectively. At Banco de Occidente, 23.98% of its total gross loan portfolio consisted of consumer loans, with motor vehicle financing representing 21.48% of its consumer loan portfolio. At Corficolombiana, 19.70% of total gross loans were consumer loans granted primarily by Promigas and its subsidiaries to its residential gas utility users.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest consumer lending authority at all banks, other than the board of directors, is the Consumer management Committee or National Consumer Credit Committee. These have lending limits that range between Ps 3.0 billion (U.S. $0.753 million) and Ps 6.0 billion (U.S.$1.5 million).

For consumer banking, each bank has developed risk models designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 96.90% of the consumer loan portfolio, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank, within our subsidiaries, with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tools, which have allowed the origination of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has a full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts.

Mortgage Lending

Mortgage lending represented 12.57% of our total gross loan portfolio as of December 31, 2021, with Banco de Bogotá, BAC and Banco AV Villas being the largest contributors. Mortgage lending represented 14.69%, 19.06% and 19.67% of Banco de Bogotá’s, BAC’s and Banco AV Villas’ total gross loan portfolios, respectively, as of December 31, 2021.

Microcredit Lending

Microcredit loans represented 0.14% of the total gross loan portfolio as of December 31, 2021.

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

Each bank reviews the outstanding loan portfolio components under the above-mentioned criteria and classifies individual loans under the risk-rating categories below, based on minimum objective criteria, such as balance sheet strength, profitability, and cash generation capacity. The classification of new commercial loans is made based on these objective criteria. The criteria are also evaluated on an ongoing basis, together with loan performance, in reviewing the classification of existing commercial loans.

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

For our mortgage and microcredit loan portfolios the risk categories, based on past due status, are as follows.

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

Loss allowance

Grupo Aval’s banks regularly review their loan portfolio to evaluate its impairment; while determining if an impairment should be recorded with charge to results of the year, management performs judgments for determining if there are observable data indicating a decrease in the estimated cash flow of the loan portfolio before the decrease in such flow may be identified for a particular loan of the portfolio.

The loan loss allowance calculation process includes analysis of specific, historical and subjective components. The methodologies used by our banking subsidiaries include the following elements:

●	a detailed periodic analysis of the loan portfolio;
●	a credit classification system by risk levels;
●	a periodic review of the summary of loss allowances;
●	identification of individually evaluated loans due to impairment;
●	consideration of internal factors such as size, organizational structure, loan portfolio structure, loan administration process, analysis of overdue portfolio and experiences of historical losses;
●	consideration of risks inherent to different types of loans; and
●	consideration of external factors, including local, regional, and national, as well as economic factors.

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

For loans not considered individually significant, or for those credits individually significant but not impaired, loan loss allowances are calculated collectively using elements as the historical loss rate, periodically updated data reflecting current economic conditions, performance trends of the industry, geographic concentrations of debtors within each portfolio of the segment and any other relevant information that may affect the payment. Grupo Aval’s banking subsidiaries also determine whether the credit risk (i.e., risk of default) of a financial instrument has increased significantly since initial recognition. They consider reasonable and supportable information that is relevant and available without undue cost or effort, including both quantitative and qualitative information and analysis based on their historical experience, expert credit assessment and forward-looking information.

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

For more information, see Note 4.1 of our audited consolidated financial statements.

Liquidity Risk Management

Liquidity risk management in Grupo Aval and its financial subsidiaries is aimed at minimizing liquidity risks and ensuring the short-term fulfilment of their main funding requirements, while balancing the tradeoff between coverage of structural exposures and cost. The financing and liquidity models are decentralized and based on the autonomous management of each subsidiary. However, liquidity risk policies at the financial subsidiaries are compliant with guidelines established by the Superintendency of Finance and local regulators. These guidelines require Grupo Aval’s Colombian financial subsidiaries to establish a liquidity risk management system (Sistema de Administración de Riesgo de Liquidez), which includes the identification, measurement, control and monitoring functions to ensure the management of day-to-day liquidity needs, adjust minimum liquidity buffers and establish liquidity contingency plans to deal with unexpected situations. Grupo Aval, as a holding company, is not required to maintain minimum liquidity positions.

Grupo Aval’s Colombian banking subsidiaries and Corficolombiana must maintain cash in hand and restricted cash in banks to comply with the requirements of the Colombian Central Bank and the Superintendency of Finance. These funds are part of reserve requirements and are calculated over the daily average of the different customer deposits. This requirement is 8% on demand and saving deposits, and 3.5% for time deposits with a term up to 18 months. For time deposits with tenors exceeding 18 months, the reserve requirement remained at 0%.

Following a strong rebound in 2021, the rise in inflation is becoming the main concern of Central Banks. Therefore, the short-term and long-term funding market have experienced an increase in its costs, anticipating to the increase in Central Banks’s rates, required to asset management areas and risk areas to increase the frequency where the performance of their liquidity risk indicators is monitored through their internal risk committees. This monitoring has allowed decisions to be made in a timely manner, mitigating risk situations that could affect the stability of our entities.

The Corporate risk units and our subsidiaries’ risk units, especially since the start of COVID-19, have been monitoring the behavior of our clients’ deposits daily. Our subsidiaries at the same time monitored and followed up on strategies to maintain liquidity at adequate levels.

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

According to the updated methodology, the IRL for 7 and 30 days decreased for all our Colombian banking subsidiaries and Corficolombiana, as compared to the previous methodology. However, the liquidity units of the financial subsidiaries have worked to measure the future impacts on the index considering the economic and commercial environment. During 2021, Grupo Aval’s financial subsidiaries in Colombia maintained adequate levels of high-quality liquid assets to meet the 30-day liquidity requirements, according to the methodology of the Superintendency of Finance. There is no evidence of any upcoming liquidity risk threat.

Although BAC and MFG are not subject to Colombian regulation on liquidity risk, their internal liquidity risk framework is designed to provide an adequate liquidity management, in compliance with regulation in each of the countries where they operate.

The following tables show the consolidated IRL Ratio as of December 31, 2021 and 2020 for each of our banks in Colombia and Corficolombiana, expressed in Ps billions and as a percentage.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

	(in Ps billions)
IRL – 7 days	10,234	12,016	5,923	4,083	3,847	3,839	2,507	3,490	819	1,042
IRL – 30 days	2,928	4,095	2,936	2,493	1,671	1,772	1,139	2,118	613	846

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

	(in percentages)
IRL – 7 days	673	1,036	348	349	525	1,017	829	1,052	221	340
IRL – 30 days	132	145	180	177	154	171	167	222	169	235

The Superintendency of Finance issued External Circular 019 of 2019, setting the objective, rules, and definition of the metric for the CFEN ratio (Coeficiente de Financiación Estable Neto). The CFEN ratio, based on the Basel NSFR (Net Stable Funding Ratio) standard, limits excessive dependence on unstable funding resources for strategic assets that are often illiquid and at the same time, allows entities to maintain a stable funding profile in relation to their assets. CFEN is applicable for banks since March 2020, but a transition period was established until March 31, 2022.

The CFEN ratio is defined as a ratio of the available amount of stable funding (ASF) to a required amount of stable funding (RSF). “Stable funding” is defined as those types and amounts of equity and liability financing, expected to be reliable sources of funds over a one-year time horizon under conditions of long-term stress.

Available stable funding (ASF) is defined as the sum of: (i) capital; (ii) preferred stock with maturity of equal to or greater than one year; (iii) liabilities with effective maturities of one year or greater; and (iv) the portion of “stable” non-maturity deposits and/or term deposits with maturities of less than one year that would be expected to stay with the institution for an extended period in a stress scenario multiplied by an ASF factor.

The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, multiplied by its associated RSF factor. The total RSF is the sum of the corresponding weighted amounts. RSF factors are intended to approximate the amount of a specific asset that would have to be financed, either because it will be renewed, it could not be liquidated through its sale, or it is engaged in a money market operation, in a year without incurring in significant losses. That amount must be financed with ASF.

The following tables show the consolidated CFEN ratio for each of our banks in Colombia as well as for Corficolombiana, expressed as a percentage as of December 31, 2021 and 2020 as follows:

	At December 31, 2021
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
	(in Percentage)
CFEN	107.71	107.74	93.80	111.63	222.21

	At December 31, 2020
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
	(in Percentage)
CFEN	93.00	100.14	93.96	112.11	191.47

BAC and MFG, use different indicators in response to the regulatory requirements of each jurisdiction. These regulatory indicators seek to ensure that the banks maintain sufficient liquid assets to meet their needs in different time horizons. For this reason, BAC and MFG establish liquidity risk measurement indicators that are replicated in each jurisdiction to ensure that regulatory requirements are complied with and that their subsidiaries have enough liquidity to fulfill their respective strategic objectives.

See additional information in Note 4 and Note 1 of our audited consolidated financial statements.

Market Risk Management

Market risk management focuses on the probability of changes in the value of the investment’s portfolios due to fluctuations in financial instruments’ prices. Market risk management systems are composed by a set of policies, procedures, and controls in order to identify, measure, monitor and control the sources of risk.

The pandemic declared by the World Health Organization in the first quarter of 2020, required risk areas to increase the frequency where the performance of their liquidity risk indicators is monitored through their internal risk committees. This monitoring allowed decisions to be made in a timely manner, mitigating risk situations that could affect the stability of our entities.

Grupo Aval, as a financial holding, does not have material market risk but it monitors and oversees market risk at a consolidated level through reports received from its financial subsidiaries in charge of managing their own market risk.  The financial subsidiaries present substantial market risk, primarily because of banks’ lending, trading and investment businesses. The main sources of market risks to which financial subsidiaries are exposed to: interest rate risk, foreign exchange rate risk, variations in stock price risk and investment fund risk:

●	Interest rate risk: because of mismatches between interest-rate-sensitive assets and liabilities, subject to any hedging we are engaged in using interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with trading and non-trading activities.
●	Foreign exchange rate risk: because of mismatches between assets and liabilities, and off-balance sheet items denominated in foreign currencies.
●	Variations in stock price risk: in connection with investments in equity securities, including our merchant banking investments.
●	Investment fund risk: primarily from investments in mutual funds.

Grupo Aval and its financial subsidiaries’ respective Boards of Directors, through their risk management committees, are responsible for establishing policies, procedures, and limits regarding market risk. Additionally, these committees monitor overall performance considering the risks assumed. These policies and procedures describe the control framework used by Grupo Aval and its financial subsidiaries to identify, measure, and manage market risk exposures inherent in financials activities. The main purpose of these policies and procedures is to set risk limits.

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

Financial subsidiaries hold trading and non-trading instruments which are classified in the treasury or banking book, according with the strategy, nature, and financial instruments risks.

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

Investments measured at fair value through profit or loss (FVTPL) are not very significant considering the size of the securities portfolio. Grupo Aval’s financial subsidiaries manage their investment portfolios in a comprehensive and integral manner that is intended to assess the level of market risk exposure for each one of the three categories of the investment securities portfolio. Therefore, test measures such as DVO1 or duration sensitivity are used in the market risk assessment process.

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

Internal VaR

Financial subsidiaries use internal models to manage market risk. Parameters are set to adapt to the evolution of volatility of the risk factors over time using statistical methods to estimate them. Internal VaR models usually give more weight to recent data in the moment of calculations to reflect actual market conditions. The corporate governance bodies of the financial subsidiaries set limits based on this VaR measure to control the market risks. Parametric VaR and historical simulation methodologies are also used.

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

This model applies only to the banks’ investment portfolio and excludes investments at amortized cost and other specific non-trading positions included in the “Available for sale” portfolios. Total market risk is calculated daily by aggregating the VaR for each risk exposure category on a ten-day horizon using risk factors calculated in extreme market stress scenarios. VaR at month-end comprises part of the capital adequacy ratio calculation (as set forth in Decree 2555 of 2010). The Superintendency of Finance’s policy issues, require financial subsidiaries to calculate VaR for the following risk factors: interest rate risk, foreign exchange rate risk, variations in stock price risk and fund risk; correlations between risk factors are not considered. The fluctuations in the portfolio’s VaR depend on volatilities determined by the Superintendency of Finance, duration, and changes in balances outstanding. The ten-day horizon is defined as the average time in which an entity could sell a trading position in the market. Moreover, the Superintendency of Finance has not made publicly available technical information on how it determines the volatilities used in this model, and only limited information is available. The volatilities used in the Superintendency of Finance’s model are of a similar magnitude to those observed in very high volatility or stress periods.

The VaR calculation for each parent company is the aggregate of the parent and its financial subsidiaries’ VAR, using, the standard methodology defined by the Superintendency of Finance.

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

Foreign Exchange Rate Risk

Financial subsidiaries use a sensitivity factor to calculate the probability of losses because of fluctuations in currencies in which they hold positions. Regulatory VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance as shown in the following table.

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

The following tables show the consolidated VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance’s methodology (Regulatory VaR) for the years ended December 31, 2021 and 2020, for a ten-day horizon for each of our Colombian banking subsidiaries and Porvenir. The minimum and maximum levels are determined based on end-of-month calculations, using 12 data points between January and December. Average values are determined based on the 12-month data points between January and December of the year analyzed.

Banco de Bogotá

					At
					December 31,
	Year ended December 31, 2021				2020
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	834,269	881,819	953,656	834,269	784,070
Foreign exchange rate risk VaR	70,029	75,904	122,718	16,782	54,921
Variations in equity price risk VaR	2,820	8,623	15,898	2,714	1,778
Fund risk VaR	106,827	243,525	390,295	103,577	102,117

Banco de Occidente

					At
					December 31,
	Year ended December 31, 2021				2020
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	255,312	252,604	298,420	165,412	170,819
Foreign exchange rate risk VaR	2,749	1,462	2,948	305	968
Variations in equity price risk VaR	—	—	—	—	—
Fund risk VaR	69,551	65,460	76,636	53,521	52,155

Banco Popular

					At
					December 31,
	Year ended December 31, 2021				2020
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	151,504	121,143	153,794	73,313	81,513
Foreign exchange rate risk VaR	5,649	5,261	6,067	4,459	4,562
Variations in equity price risk VaR	144	169	183	143	180
Fund risk VaR	15,964	15,623	15,964	15,379	15,518

Banco AV Villas

					At
					December 31,
	Year ended December 31, 2021				2020
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	125,004	139,437	154,513	122,480	106,016
Foreign exchange rate risk VaR	41	38	75	2	52
Variations in equity price risk VaR	—	—	—	—	—
Fund risk VaR	1,754	1,248	1,942	309	4,017

Porvenir

					At
					December 31,
	Year ended December 31, 2021				2020
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	44,976	26,863	44,976	13,284	17,707
Foreign exchange rate risk VaR	272	350	491	192	448
Variations in equity price risk VaR	2,673	1,741	2,673	996	2,439
Fund risk VaR	1,924	1,930	3,531	1,141	1,532

Corficolombiana

					At
					December 31,
	Year ended December 31, 2021				2020
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	195,119	183,241	216,352	128,648	157,021
Foreign exchange rate risk VaR	1,876	4,848	12,098	1,443	5,463
Variations in equity price risk VaR	13,267	13,586	14,041	12,852	13,507
Fund risk VaR	1,423	2,607	5,523	1,333	2,487

The financial subsidiaries’ regulatory VaRs yield different results according to each operation. Between December 31, 2021 and 2020, the regulatory VaR of the financial subsidiaries have been higher for Grupo Aval’s entities due to the incentives provided by the central bank, reducing rates and excess liquidity in the market.

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

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have been in the portfolio for many years and are intended to remain as permanent investments. At December 31, 2021 and 2020, the investments subject to regulatory VaR were the holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2021 and 2020.

	At December 31,
	2021			2020
	Investment			Investment
	subject to		Percentage	subject to
	Regulatory	Regulatory	of	Regulatory	Regulatory	Percentage of
	VaR	VaR	portfolio	VaR	VaR	portfolio
More than 36 months	85,229	12,617	100%	85,832	12,617	100%
Total	85,229	12,617	100%	85,832	12,617	100%

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

As of December 31, 2021, if market interest rates increased by 100 basis points, assuming no asymmetrical movement in yield curves and a constant financial position, profit for the year would have been Ps. 983,500 (2020: Ps. 871,706) higher, mainly as a result of higher interest income on variable interest assets compensated for higher interest expenses on variable interest liabilities and lower fair values of securities at fair value through profit or loss. Other comprehensive income in equity would have been Ps. 850,710 (2020: Ps. 307,667) lower, mainly as a result of a decrease in the fair values of fixed rate financial assets classified as fair value through OCI.

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

Operational Risk Management

Grupo Aval defines operational risk as “the risk of incurring losses due to deficiencies, failures or inadequate functioning of our processes, technology, infrastructure or human resources, as well as the occurrence of external events associated with these, including legal risk”. Operational risk is inherent in all services, products, activities, processes, and systems, and affects all business and support areas, thus, all employees are responsible for managing and controlling the risks that arise in the development of their activities.

The operational risk policies in Grupo Aval and financial subsidiaries follow the guidelines established by Superintendency of Finance. These guidelines require to establish a system of operational risk management (SARO) that includes identification, measurement, control and monitoring of functions required to ensure adequate risk management.

As a part of the processes achieved in the management of operational risk the execution of missionary, strategic and support processes and implements the necessary controls to meet its obligations with clients, shareholders, and other stakeholders. SARO's management is complemented by the definition, implementation, testing and maintenance of the Business Continuity Plan, which is part of strengthening the operational risk control stage.

To comply with the implementation of SARO, each of our financial subsidiaries established within its organizational structure an operational risk unit independent of the operational and control areas of each financial subsidiary. The responsibilities of these units are the establishment and definition of policies, methodologies, and procedures for communicating within each organization all information related to operational risk. In addition to the staff of each operational risk unit, the financial subsidiaries have established the role of operational risk leaders, which are employees in key areas who, in addition to their functional responsibilities, are required to report events or situations which may result in eventual operational losses. Additionally, each financial subsidiary has an operational risk management committee which meets on a periodical basis to review operational risks policies and follow up on the execution of action plans.

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

At Grupo Aval, an operational risk management committee, composed of the heads of the operational risk units of each financial subsidiary and staff of Grupo Aval risk management, was established. The principal activities of this committee, are as follows:

1.	coordinate the analysis of regulation and the impact in Grupo Aval’s financial subsidiaries;
2.	identify and apply operational risk management best practices;
3.	monitor the financial subsidiaries’ operational risk management performance systems.
4.	coordinate the standardization of operational risk methodologies;
5.	identify and implement operational risk management tools; and
6.	standardization of criteria in the search for business continuity tools.

The maturity of the Business Continuity Management system represents our commitment to a strong and resilient culture, providing all stakeholders with contingency solutions that allow them to enhance their confidence in the management of events that disrupt the normal operation of our business. The execution of Business Continuity Testing has been developed to identify strengths and improvement opportunities into entities operation scheme. As a result, the strategies and preparation of the functional teams and technological processes proved to be effective in facing disruption scenarios.

The guidelines established by Grupo Aval’s Corporate Business Continuity Committee aim to support compliance with business continuity requirements based on the knowledge of the policies and activities developed by each entity. Remote work has been an effective contingency strategy for Grupo Aval and its subsidiaries with which it has responded in a timely manner to the needs of all stakeholders.

Grupo Aval and its financial entities adopted the guidelines established in Chapter XXIII of the Accounting and Financial Circular (CBCF), related to operational risk management and what is defined in Decree 1421 issued on August 6, 2019, complying with the capital requirements for operational risk and integrating this component in solvency calculations.

For the determination of capital requirements for Operational Risk, the Value at Operational Risk (VaR OR) calculated in accordance with the instructions set forth in Chapter XXIII of the Basic Accounting and Financial Circular (CBCF) is used, credit institutions base their calculation on the standard method defined in Annex 1 of the referred chapter to determine the exposure to operational risk; in the case of the pension and severance fund managers, the Superintendency of Finance has established a different methodology contained in Annex 2.

As part of the calculation of the VaR OR for credit institutions the parameters of internal business indicator, operational risk coefficient and internal loss indicator are considered, the latter for the year 2021 corresponds to a transition value defined by the Superintendency of Finance. In the case of Porvenir, the calculation of the VaR OR considers the determination of the weighting factor according to the guidelines established by the Superintendency of Finance. Below are the figures by entity as of December 31, 2021:

	At December 31, 2021
Entity	Value	Basis Points of Regulatory Capital
	(in Ps millions)
Banco de Bogotá	10,857	96
Banco de Occidente	1,671	60
Banco Popular	801	61
Banco AV Villas	614	78
Corficolombiana	2,112	597
Porvenir	1,510	476

Non-Financial Risk Review

Grupo Aval and its subsidiaries are committed to the preservation of integrity through compliance with applicable laws, regulations, and ethical standards in each of the markets in which they operate. All employees are expected to adhere to these laws, regulations and ethical standards and management of each financial subsidiary is responsible for ensuring such compliance. Compliance is an essential ingredient of good corporate governance.

The compliance function covers all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, consumer protection, antibribery and anticorruption, as well as compliance with the standards of the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley).

The compliance function is independent of the business lines in all our financial subsidiaries and promotes adherence to the rules, oversight requirements, principles, and values of good conduct through all our companies. The corporate governance structure at Grupo Aval establishes standards, policies and best practices that apply to each company to enforce the standard requirements, that business units should follow. The compliance or risk units in each financial subsidiary enforce the application of the corporate and internal policies providing advice and information in the interest of employees, customers, shareholders, and supervisors.

The compliance function is incorporated into the risk areas with access to the board of directors and its committees through the Chief Risk Officer. In addition, the legal departments of each financial subsidiary, have access to these bodies on a regular basis. This structure is aligned with banking regulatory requirements and supervisory expectations.

The compliance unit assists Management at the entity level in identifying and assessing potential compliance issues as well as providing guidance to staff on compliance laws, rules, and standards, and performs a monitoring and reporting role. The legal departments of the financial subsidiaries have the primary responsibility for identifying and interpreting compliance laws, rules, and standards, and for aiding in drafting related policies and procedures. The internal audit units review the adequacy of controls established to ensure compliance with policies, plans, procedures, and business objectives, in accordance with the annual internal audit plan and legal requirements, as well as COSO 2013 as internal control framework.

Anti-money laundering and terrorist financing

Grupo Aval and its financial subsidiaries must comply with the guidelines established by local authorities and the Superintendency of Finance of Colombia (which, in turn, follows international standards). These guidelines require that Colombian financial entities establish a system for the administration of risks related to money laundering and terrorist financing (Sistema de Administración de Riesgo de Lavado de Activos y Financiación del Terrorismo - SARLAFT) which includes the identification, measurement, control, and monitoring functions to prevent and mitigate the materialization of risks related to money laundering and terrorist financing.

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

Monthly Corporate Committees are held with the participation of the Compliance Officers of the principal entities. Through these instances, Grupo Aval ensures that best practices are adopted by the companies, and undertakes a periodic review of the methodology, risk factors and risks materializations. Depending on their importance, a review assessment is made in these committees to determine if there are gaps in the factors considered (ranging from policies, organization, knowledge of the client, identification of unusual operations, status of communications, acquisition, development and maintenance of systems, incident management, business continuity plans, degree of compliance, strategy, government, and control architecture, among others) and opportunities for improvement. At the same time, once the remediation plans are executed, corporate reviews are made to verify that those plans were accomplished. Compliance Officers in each subsidiary are required to report periodically the main findings and assessment of the anti-money laundering risk to the board of directors.

All local financial subsidiaries, and the most significant entities in the non-financial sector required to implement the control system for the prevention of money laundering and financing of terrorism – SAGRILAFT, in compliance with local regulations, must report suspicious transactions to the UIAF (Unidad de Información y Análisis Financiero) of the Ministry of Finance.

Annually, each subsidiary must certify to Grupo Aval holding the degree of compliance with corporate policies and procedures for the calendar year that ends, based on program maturity goals. According to this, each of our subsidiaries must comply the minimum standards defined by Grupo Aval, even if the local regulation is less demanding.

Anti-bribery and anti-corruption

Grupo Aval has designed controls to safeguard that its employees act with integrity in all of their dealings and strictly prohibits bribery and corruption in any form. Anti-bribery and anti-corruption principles are stated in the Corporate Anti-Bribery and Corruption Policy and are summarized below, based on the fundamental principle of zero tolerance:

●	Employees of Grupo Aval and of all its subsidiaries must conduct their business fairly, honestly, accountably and transparently; therefore, all forms of bribery and corruption, including facilitation payments, are strictly prohibited;
●	Ethical lines of Grupo Aval and its subsidiaries are available to employees and third-parties. Any complaints are carefully investigated, ensuring appropriate actions and the whistleblowers anonymity. Other means such as email and web pages can be used to report corruption events;
●	Formal process to identify, assess, document and manage corruption risks. Annul updating of the risk – controls matrix, applying the approved methodology and annual evaluation of the perspective of the risk of corruption at the level of each entity;
●	Gifts or entertainment must always be proportionate and reasonable, must have a legitimate purpose and must not create a conflict of interest or the perception thereof;
●	Donations and sponsorships are controlled, regulated by strict principles, and should be reported to Compliance Officers; and
●	Questionable behavior should be challenged, and rumors of improper payments or activities should be reported to management or could be reported via the whistleblower reporting channels.

In accordance with the above, Grupo Aval monitors that the accounting records of transactions with high exposure to anti-corruption and anti-bribery laws accurately reflect such transactions and their proper accountancy.

We have designed a process of self-assessment and annual certification applicable to all the Grupo Aval subordinates which consists of evaluating the environment of control and the way in which each subordinate is mitigating the antibribery and anti-corruption risks identified, with a special emphasis on particular issues such as donations, gifts, invitations, sponsorships, and TPI (third parties intermediaries) administration. The policies also apply to acquisitions and joint ventures.

Legal Risk

Each subsidiary’s legal division supports operational risk management in its area of expertise. Specifically, this division defines and institutes the necessary procedures to adequately control the legal risks inherent in financial subsidiaries’ operations, making sure legal risks are well mitigated and that the controls meet legal standards. It also analyzes and drafts contracts for operations carried out by the different business units.

With respect to the legal situation of each subsidiary the legal division ensures that the respective contingencies allowances have been appropriately created whenever required. Grupo Aval has assessed the relevant claims filed against it, based on the analysis and criteria of the lawyers in charge.

Regarding copyrights, Grupo Aval and each of its subsidiaries only uses software or licenses that have been legally acquired and only allows officially licensed software to be used on its computers.

Details of the litigation filed against Grupo Aval are disclosed in Note 23 and 27 to our audited consolidated financial statements.

Conglomerate Risk

As of December 31, 2021, Aval Financial Conglomerate includes 68 national and foreign entities that undertake activities under the supervision of the Superintendency of Finance (SFC) and / or act as vehicles through which Grupo Aval exerts control.

In compliance with the regulations established in External Circular 013 of June 2020 issued by the Financial Superintendence of Colombia, Grupo Aval S.A., as holding company defined by the Superintendency of Finance, approved the Risk Management Framework (MGR) in its board of directors, and through the Risk Committee, studied and approved the MGR and the Early Warning System methodology and procedure for the implementation.

To develop the guidelines established in the Risk Management Framework Policy of the Aval Financial Conglomerate, through MGR’s methodology, the aspects that the Financial Holding must consider for risks management of Financial Conglomerate’s risks are:

1.	Contagion Risk: (Also sometimes referred as Systemic Risk) Risk that result from the deterioration of the financial conditions of one or more of the entities belonging to a financial conglomerate, the stability of this or any of its entities will be compromised, or that of the financial system.

To assess this risk, Grupo Aval considered the relationships and exposures between entities of the conglomerate and between these and their related entities or affiliates, as well as the possible impacts due to the materialization of reputational risk, “risk arising from negative perception on the part of customers, counterparties, shareholders, investors, debt-holders, market analysts, other relevant parties or regulators that can adversely affect a bank’s ability to maintain existing, or establish new, business relationships and continued access to sources of funding”-Basel definition; which is understood as the possibility of loss incurred by a financial conglomerate’s entity due to dispute, bad image, negative publicity, true or not, with respect to the same institution or its business practices, which causes loss of customers or decrease in income. Also “Step-in” risk, as considered by Basel definitions, can be included within this category of risks.

The materiality of the risk will depend, among other factors, on the amount, type and frequency of interconnections that entities of the financial conglomerate have and those with which they relate.

2.	Strategic risk: this risk arises from the inadequate consideration of risks in the strategic planning process of the Financial Holding and its implementation, as well as the impossibility of adapting to changes or the development of the economies and markets where the financial conglomerate operates.

This risk can also arise when the Financial Conglomerate ventures into new markets. The identification of risks arising from acquisitions or creation of new entities should be carried out in advance.

Grupo Aval as the Financial Holding of the Aval Financial Conglomerate, if required, will establish additional corporate governance policies that allow to identify circumstances that lead to materialization of this risk and mechanisms that allow its mitigation.

3.	Concentration risk: Corresponds to the risk that an exposure to a single counterparty can: (i) generate losses that compromise the stability and financial solidity of the financial conglomerate or the normal development of its business; or (ii) generate a material change in the risk profile of the financial conglomerate.

As part of the management of concentration risk in the financial conglomerate, Grupo Aval analyzed risk factors such as lines of business, geographical location, economic sector, and counterparties. Additionally, the concentration of service providers, shared service centers and the eventual occurrence of natural disasters is analyzed.

The Financial Holding has an organizational structure that promotes and facilitates the risk management of the financial conglomerate, without ignoring the organizational structure and the legal and governance autonomy of the entities that belong to the financial conglomerate.

Grupo Aval, with the support of Risk Committee, monitors Risk Management Framework, Risk Appetite Framework of the Financial Holding, and the Financial Conglomerate’s Risk Profile to communicate in a timely manner to the board of directors about possible deviations from risk levels established and issue recommendations to take corrective actions and/or to modify policies when it is necessary.

As of December 31, 2021, the management of financial conglomerate's risks was carried out in accordance with the defined policies, procedures, and methodologies and as a result, no issues were identified.

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

For the year ended December 31, 2021 we received U.S.$0.24 million in payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.          Defaults

No matters to report.

B.          Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Material modifications to instruments

Not applicable.

B.          Material modifications to rights

Not applicable.

C.          Withdrawal or substitution of assets

Not applicable.

D.          Change in trustees or paying agents

Not applicable.

E.          Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.          Disclosure controls and procedures

As of December 31, 2021, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Officer and our Chief of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the guidelines set forth by the COSO 2013.

Based on this assessment, management believes that, as of December 31, 2021, its internal control over financial reporting was effective.

C.          Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2021, has been audited by KPMG, an independent registered public accounting firm. KPMG’s Report of Independent Registered Public Accountant Firm appears on page F-2.

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

ITEM 16C. Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2021	2020

	(In Ps millions)
Audit fees	36,324	35,198
Audit-related fees	—	—
Tax fees	17	12
All other fees paid	—	—

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 36,324 million and Ps 35,198 million for the years 2021 and 2020, respectively.

Additionally, tax fees paid, which include other consultancy fees different from audit and audit-related fees, totaled Ps 17 million and Ps 12 million for the years ended 2021 and 2020, respectively.

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

The following table presents purchases of our preferred shares by “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended):

				Maximum Number (or
			Total Number of Shares	Approximate Dollar Value) of
			Purchased as Part of	Shares that May Yet be
	Total Number of Shares	Average Price Paid per	Publicly Announced Plans	Purchased Under the Plans or
Period	Purchased	Share	or Programs	Programs
January, 2021	—	—	—	98,275,999
February, 2021	—	—	—	98,275,999
March, 2021	—	—	—	98,275,999
April, 2021	—	—	—	98,275,999
May, 2021	—	—	—	98,275,999
June, 2021	—	—	—	98,275,999
July, 2021	—	—	—	98,275,999
August, 2021	—	—	—	98,275,999
September, 2021	—	—	—	98,275,999
October, 2021	—	—	—	98,275,999
November, 2021	—	—	—	98,275,999
December, 2021	—	—	—	98,275,999

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

2.3

Indenture among Grupo Aval Limited, as Issuer, Grupo Aval Acciones y Valores S.A., as Guarantor, Deustche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent, dated as of February 4, 2020. (incorporated by reference Exhibit 2.3 to our Annual Report on Form 20 – F for the year ended December 31, 2020, filed with the SEC on April 12, 2021)

2.4 2.5 2.6

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

Supplemental Indenture to the Indenture dated as of September 26, 2012 among Grupo Aval Limited, as Issuer, Grupo
Aval Acciones y Valores S.A., as guarantor, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent
and Transfer Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of
February 23, 2022.

Supplemental Indenture to the Indenture dated as of February 4, 2020 among Grupo Aval Limited, as Issuer, Grupo Aval
Acciones y Valores S.A., as guarantor and Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent
and Transfer Agent, dated as of February 23, 2022.

8.1	Subsidiaries of the registrant.

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF 104.	Inline XBRL Taxonomy Extension Definition Linkbase Document Inline XBRL Cover Page Interactive Data File (embedded within the Inline XBRL document).

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Grupo Aval.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Aval Acciones y Valores S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aval Acciones y Valores S.A. and subsidiaries (Grupo Aval) as of December 31, 2021 and 2020, the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board.  Also in our opinion, Grupo Aval maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(i)	Assessment of the loss allowance on the loan portfolio

As discussed in Notes 4.1.5 and 11 to the consolidated financial statements, Grupo Aval’s loss allowance for its loan portfolio was Ps. 11,275,612 million as of December 31, 2021. The Group measures the loss allowance for its loan portfolio at an amount equal to lifetime Expected Credit Losses (ECL), except for those loans that have not experienced a Significant Increase in Credit Risk (SICR) since their initial recognition for which Grupo Aval calculates a twelve month ECL. The loss allowance for the loan portfolio reflects a probability weighted outcome that considers multiple economic scenarios based on forecasts of future economic conditions and is determined as a function of Grupo Aval’s estimate of the Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) of each loan.  Grupo Aval uses complex models which incorporate inputs and assumptions that require knowledge of the market and experience in the industry.

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

As discussed in Notes 2.20, 5 and 16 to the consolidated financial statements Grupo Aval has Ps. 3.228.480 million of financial assets arising from concession contracts which are measured at fair value and classified as level 3 and Ps. 6,936,495 million of intangible assets derived from concession contracts in the construction phase as of December 31, 2021. Grupo Aval is party to concession agreements with the government for the construction and subsequent maintenance of infrastructure, for a given period of time. In exchange Grupo Aval is entitled to receive direct payments from the government and / or fees charged to the end users of the infrastructure. During the construction phase Grupo Aval recognizes revenue and a financial asset for payments that are unconditionally guaranteed, and / or an intangible asset for payments which are linked to the use of the infrastructure. Performance obligations related to the construction services are satisfied over time and the amount of revenue recognized is dependent on the stage of completion of the construction services and the fair value of the asset being recognized. Grupo Aval has designated some of the financial assets related to concession agreements to be measured at fair value through profit or loss subsequent to initial recognition.

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

/s/ KPMG S.A.S.

KPMG S.A.S
We have served as Grupo Aval’s auditor since 1985
Bogotá Colombia

April 21, 2022

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

			December 31,		December 31,
	Notes		2021		2020
Assets
Cash and cash equivalents	6, 7	Ps.	36,642,829	Ps.	34,025,535

Trading assets	6, 8		10,986,770		11,038,856
Investment securities	6, 9		44,664,373		36,061,764
Hedging derivative assets	6, 10		44,248		156,220

Loans:	4.1, 6, 11
Commercial			125,246,237		115,680,616
Consumer			76,889,145		65,835,457
Mortgages			29,120,316		24,558,771
Microcredit			317,739		372,321
			231,573,437		206,447,165
Loss allowance	4.1.5		(11,275,612)		(10,905,171)
Total loans, net			220,297,825		195,541,994

Other accounts receivable, net	6, 12		19,027,205		14,996,337
Non-current assets held for sale	13		208,426		240,412
Investments in associates and joint ventures	14		1,172,829		1,029,322

Tangible assets:	15
Property, plant and equipment for own-use and given in operating lease, net			6,192,236		6,007,202
Right-of-use assets			1,900,396		2,035,519
Investment properties			852,935		808,556
Biological assets			154,986		122,675
			9,100,553		8,973,952
Intangibles
Concession arrangement rights	16		11,098,116		9,187,564
Goodwill	17		8,486,560		7,713,817
Other intangible assets	18		1,886,042		1,623,670
			21,470,718		18,525,051

Income tax assets:	19
Current			842,408		936,186
Deferred			1,765,265		861,702
			2,607,673		1,797,888

Other assets			680,476		508,539
Total assets		Ps.	366,903,925	Ps.	322,895,870

The accompanying notes are an integral part of the Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

			December 31,		December 31,
	Notes		2021		2020
Liabilities and equity
Liabilities

Trading liabilities	6, 8	Ps.	1,049,910	Ps.	1,452,574
Hedging derivative liabilities	10		55,813		56,627

Customer deposits:	20
Checking accounts			59,225,849		51,198,284
Savings accounts			89,097,128		76,551,465
Time deposits			85,530,244		83,559,188
Other			617,201		532,660
			234,470,422		211,841,597

Financial obligations:	21
Interbank borrowings and overnight funds			10,672,415		7,179,644
Borrowings from banks and others			27,124,710		19,654,517
Bonds issued			32,257,932		27,760,797
Borrowings from development entities			3,227,269		4,029,808
			73,282,326		58,624,766

Provisions:	23
Legal related			247,529		241,774
Non legal related			902,732		671,076
			1,150,261		912,850

Income tax liabilities:	19
Current			382,348		406,207
Deferred			4,332,366		3,181,974
			4,714,714		3,588,181
Employee benefits	22		1,163,076		1,201,855
Other liabilities	24		11,545,756		9,777,863
Total liabilities			327,432,278		287,456,313

Equity
Owners of the parent:	25
Subscribed and paid-in capital			22,281		22,281
Additional paid-in capital			8,490,799		8,470,870
Retained earnings			13,383,391		11,302,134
Other comprehensive income			1,117,182		862,013
Equity attributable to owners of the parent			23,013,653		20,657,298
Non-controlling interests	26		16,457,994		14,782,259
Total equity			39,471,647		35,439,557
Total liabilities and equity		Ps.	366,903,925	Ps.	322,895,870

The accompanying notes are an integral part of the Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Income

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	For the years ended
			December 31,		December 31,		December 31,
	Notes		2021		2020		2019
Interest income calculated using the effective interest method
Loan portfolio	11	Ps.	18,115,730	Ps.	18,947,029	Ps.	18,491,167
Investments in debt securities			1,531,788		1,275,761		1,061,568
Total interest income			19,647,518		20,222,790		19,552,735

Interest expense
Deposits
Checking accounts			(261,256)		(328,134)		(413,939)
Savings accounts			(1,066,825)		(1,467,635)		(1,503,277)
Time deposits			(3,068,742)		(3,663,358)		(3,595,611)
			(4,396,823)		(5,459,127)		(5,512,827)
Financial obligations
Interbank borrowings and overnight funds			(185,779)		(283,966)		(380,858)
Borrowings from banks and others			(631,349)		(860,468)		(1,014,304)
Bonds issued			(1,614,678)		(1,531,565)		(1,220,437)
Borrowing from development entities			(90,028)		(127,138)		(138,791)
			(2,521,834)		(2,803,137)		(2,754,390)
Net interest income			12,728,861		11,960,526		11,285,518

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable			(4,500,096)		(6,267,224)		(4,193,980)
Other financial assets			(16,219)		(74,765)		60,015
Recovery of charged-off financial assets			481,226		328,096		378,862
Net impairment loss on financial assets			(4,035,089)		(6,013,893)		(3,755,103)
Net interest income, after impairment losses			8,693,772		5,946,633		7,530,415

Income from commissions and fees			6,453,202		5,835,899		6,083,343
Expenses from commissions and fees			(841,774)		(742,476)		(627,999)
Net income from commissions and fees	28		5,611,428		5,093,423		5,455,344

Income from sales of goods and services			10,450,914		9,144,789		9,156,588
Costs and expenses of sales goods and services			(7,351,979)		(6,321,488)		(6,781,777)
Gross profit from sales of goods and services	28		3,098,935		2,823,301		2,374,811

Net trading income	29		948,716		1,295,424		761,911
Net income from other financial instruments mandatorily at fair value through profit or loss	16		270,095		252,355		217,616
Other income	30		1,294,047		1,716,899		1,282,963
Other expenses	30		(11,396,696)		(10,652,751)		(10,171,349)

Net income before tax expense			8,520,297		6,475,284		7,451,711
Income tax expense	19		(2,851,795)		(1,843,668)		(2,086,257)
Net income for the year		Ps.	5,668,502	Ps.	4,631,616	Ps.	5,365,454

Net income for the year attributable to:
Owners of the parent	25		3,297,736		2,349,521		3,034,409
Non-controlling interests	26		2,370,766		2,282,095		2,331,045
		Ps.	5,668,502	Ps.	4,631,616	Ps.	5,365,454

Net income per share basic and diluted (in Colombian pesos, see note 25)			148.01		105.45		136.19

The accompanying notes are an integral part of the Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Other Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

			December 31,		December 31,		December 31,
	Notes		2021		2020		2019
Net income for the year		Ps.	5,668,502	Ps.	4,631,616	Ps.	5,365,454
Other comprehensive income
Items that will be reclassified to profit or loss
Net gain (loss) on hedges of net investments in foreign operations:	10, 25.5
Foreign currency translation differences from hedged foreign operations			2,565,637		883,022		95,329
Hedging derivative instrument			(403,983)		(1,034,816)		(50,318)
Hedging non-derivative instrument			(1,198,919)		(366,195)		(47,942)
Cash flow hedges	10, 25.5		7,980		832		13,469
Foreign currency translation differences from unhedged foreign operations	25.5		(180,798)		(548,706)		128,135
Unrealized gains (losses) on securities at FVOCI
Debt financial instruments	9, 25.5		(1,346,315)		172,906		426,300
Investments in associates and joint ventures	14, 25.5		(846)		13,059		(9,061)
Income tax expense	19, 25.5		1,089,263		452,005		(40,038)
			532,019		(427,893)		515,874

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property	25.5		4,718		9,014		5,288
Unrealized gains (losses) on equity securities at FVOCI	9.4, 25.5		(110,397)		193,880		237,781
Actuarial (losses) gains from defined benefit pension plans	22, 25.5		61,665		(9,488)		(61,222)
Income tax expense	19, 25.5		(35,246)		5,176		4,009
			(79,260)		198,582		185,856

Total other comprehensive income		Ps.	452,759	Ps.	(229,311)	Ps.	701,730
Total comprehensive income, net of taxes		Ps.	6,121,261	Ps.	4,402,305	Ps.	6,067,184

Total comprehensive income for the year attributable to:
Owners of the parent			3,552,905		2,118,087		3,431,083
Non-controlling interests			2,568,356		2,284,218		2,636,101
		Ps.	6,121,261	Ps.	4,402,305	Ps.	6,067,184

The accompanying notes are an integral part of the Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Changes in Equity

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

									Equity
	Subscribed		Additional		Appropriated		Other		attributable to		Non-
	and paid-in		paid – in		retained		comprehensive		owners of the		controlling
	capital		capital		earnings		income (OCI)		parent		interest (NCI)		Total equity
Balance at January 1, 2019	Ps.	22,281	Ps.	8,472,336	Ps.	8,593,218	Ps.	696,773	Ps.	17,784,608	Ps.	11,742,758	Ps.	29,527,366
Dividends declared (2)		—		—		(1,336,861)		—		(1,336,861)		(830,160)		(2,167,021)
Equity transactions		—		(26,570)		—		—		(26,570)		(40,527)		(67,097)
Effect of realization of equity instruments		—		—		12,651		—		12,651		11,222		23,873
Withholding Tax over dividends		—		—		(14,344)		—		(14,344)		(21,692)		(36,036)
Other comprehensive income		—		—		—		396,674		396,674		305,056		701,730
Net income		—		—		3,034,409		—		3,034,409		2,331,045		5,365,454
Balance at December 31, 2019	Ps.	22,281	Ps.	8,445,766	Ps.	10,289,073	Ps.	1,093,447	Ps.	19,850,567	Ps.	13,497,702	Ps.	33,348,269
Issuance of shares		—		—		—		—		—		21		21
Business combination (1)		—		—		—		—		—		465,902		465,902
Dividends declared (2)		—		—		(1,336,861)		—		(1,336,861)		(963,721)		(2,300,582)
Equity transactions		—		25,104		—		—		25,104		(126,503)		(101,399)
Preferred shares		—		—		(8,628)		—		(8,628)		(383,244)		(391,872)
Effect of realization of equity instruments		—		—		14,728		—		14,728		22,516		37,244
Other comprehensive income		—		—		—		(231,434)		(231,434)		2,123		(229,311)
Withholding Tax over dividends		—		—		(5,699)		—		(5,699)		(14,632)		(20,331)
Net income		—		—		2,349,521		—		2,349,521		2,282,095		4,631,616
Balance at December 31, 2020	Ps.	22,281	Ps.	8,470,870	Ps.	11,302,134	Ps.	862,013	Ps.	20,657,298	Ps.	14,782,259	Ps.	35,439,557
Issuance of shares		—		—		—		—		—		120		120
Dividends declared (2)		—		—		(1,203,175)		—		(1,203,175)		(870,500)		(2,073,675)
Equity transactions (3)		—		19,929		—		—		19,929		(19,929)		—
Preferred shares (3)		—		—		(14,302)		—		(14,302)		(310)		(14,612)
Effect of realization of equity instruments		—		—		6,738		—		6,738		3,567		10,305
Other comprehensive income		—		—		—		255,169		255,169		197,590		452,759
Withholding Tax over dividends (4)		—		—		(5,740)		—		(5,740)		(5,569)		(11,309)
Net income		—		—		3,297,736		—		3,297,736		2,370,766		5,668,502
Balance at December 31, 2021	Ps.	22,281	Ps.	8,490,799	Ps.	13,383,391	Ps.	1,117,182	Ps.	23,013,653	Ps.	16,457,994	Ps.	39,471,647
(1)	See note 35 “Business combination”.
(2)	See note 25.2 Declared Dividends.
(3)	See note 25.4. Equity transactions.
(4)	See note 19.8 “Withholdings tax on dividends paid between entities”.

The accompanying notes are an integral part of the Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

			December 31,		December 31,		December 31,
	Notes		2021		2020		2019
Cash flows from operating activities:
Net income before tax expense		Ps.	8,520,297	Ps.	6,475,284	Ps.	7,451,711

Reconciliation of net income before taxes and net cash provided by operating activities:
Depreciation of tangible assets and right-of-use assets	15, 28, 30		886,949		921,705		839,105
Amortization of intangible assets			559,403		479,877		459,576
Impairment losses on loans and other accounts receivable	1.1, 28		4,551,160		6,313,302		4,237,381
Net interest income			(12,728,861)		(11,960,526)		(11,285,518)
Accrued dividends	30		(159,122)		(91,565)		(84,686)
Impairment of investments in associates and joint ventures	14		—		—		225
Net gains on sales of non-current assets held for sale	30		(33,046)		(108,623)		(18,989)
Gains on sale of property plant and equipment for own-use			(23,436)		(25,449)		(24,249)
Losses on sale of investment property			9,964		16,919		11,962
Gains on biological assets			(34,635)		(29,717)		(22,292)
Valuations and interest from concession agreements			(4,158,048)		(3,737,836)		(3,960,250)
Foreign exchange losses (gains)			(87,235)		(68,097)		109,533
Profit of equity accounted on investments in associates and joint ventures	14, 30		(300,217)		(220,162)		(229,626)
Net (Gains) or losses on fair value adjustments of:
Derivative financial instruments	29		(798,187)		(669,306)		(142,075)
Non-current assets held for sale	13		3,874		1,347		(2,296)
Investment properties	15		(22,775)		46,924		(19,597)
Biological assets	15		(28,546)		(15,021)		(18,914)

Changes in operating assets and liabilities:
Trading assets			696,846		(1,109,076)		(584,599)
Other accounts receivable			(621,178)		(95,679)		(374,435)
Derivative financial instruments			43,979		(163,588)		(154,614)
Other assets			(313,453)		(610,889)		(283,186)
Other liabilities and provisions			1,912,622		246,967		143,127
Employee benefits			(8,388)		(49,519)		(93,993)
Loans			(16,024,938)		(11,151,777)		(8,740,036)
Customer deposits			6,916,177		24,613,595		10,409,443
Interbank borrowings and overnight funds			3,218,258		(2,670,489)		2,358,074
Borrowings from development entities			(1,898)		(1,675)		9,115
Borrowings from banks and others			3,509,251		(3,830,694)		(3,197,960)
Interest received			19,423,325		18,153,484		18,507,769
Interest paid			(7,091,527)		(8,699,311)		(7,860,077)
Interest paid on leases			(168,966)		(191,924)		(194,589)
Income tax paid			(1,746,019)		(1,747,763)		(1,610,046)
Net cash provided by operating activities		Ps.	5,901,630	Ps.	10,020,718	Ps.	5,634,994

The accompanying notes and appendices are an integral part of the Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

			December 31,		December 31,		December 31,
	Notes		2021		2020		2019
Cash flows from investing activities:
Acquisition property, plant and equipment for own use and operating lease	15	Ps.	(664,506)	Ps.	(638,263)	Ps.	(679,016)
Acquisition of investment property	15		(876)		(1,659)		(2,371)
Additions of cost of biological assets	15		(27,213)		(21,285)		(20,559)
Additions of concession arrangement rights			(994,639)		(815,349)		(651,355)
Additions of other intangibles assets			(569,920)		(558,978)		(377,471)
Acquisition of investments at FVOCI			(41,292,437)		(34,282,037)		(25,378,675)
Proceeds from sales of investments at FVOCI			35,457,164		31,447,496		23,439,811
Proceeds from sales of own property and equipment			76,726		41,912		77,070
Proceeds from sales of investment properties			67,463		110,782		57,027
Proceeds from sales of biological assets			58,083		48,205		41,114
Proceeds from sales of non-current assets held for sale			76,846		267,303		154,569
Purchases of financial assets at amortized cost			(5,743,019)		(6,508,594)		(3,678,335)
Redemptions of financial assets at amortized cost			6,589,962		4,281,023		3,642,470
Dividends received from investments			368,964		389,649		307,566
Acquisition of investments in associates and joint ventures			(4,539)		(5,333)		(2,789)
Proceeds from sales of investments in associates and joint ventures			—		—		6,060
Capitalized leasing cost			—		(137)		1,357
Business combination, net of cash			—		(1,340,145)		—
Net cash used in by investing activities		Ps.	(6,601,941)	Ps.	(7,585,410)	Ps.	(3,063,527)

Cash flows from financing activities:
Dividends paid to shareholders	21.3		(1,230,841)		(1,330,241)		(1,266,920)
Dividends paid to non-controlling interest	21.3, 26		(913,356)		(946,034)		(804,302)
Issuance of debt securities	21.3		2,931,280		5,726,320		3,148,887
Payment of outstanding debt securities	21.3		(1,631,318)		(2,185,636)		(1,544,225)
Leases	21.3		(472,084)		(429,636)		(362,334)
Redemption of preferred shares	21.3		(29,751)		(379,320)		—
Issuance of common shares	21.3		120		—		—
Equity transaction	21.3, 25.4		—		(51,004)		(67,097)
Net cash (used in) provided by financing activities			(1,345,950)		404,449		(895,991)
Effect of foreign currency changes on cash and cash equivalents			4,663,555		1,068,542		40,477
Increase in cash and cash equivalents			2,617,294		3,908,299		1,715,953
Cash and cash equivalents at beginning of year	7	Ps.	34,025,535	Ps.	30,117,236	Ps.	28,401,283
Cash and cash equivalents at end of year	7	Ps.	36,642,829	Ps.	34,025,535	Ps.	30,117,236

The accompanying notes and appendices are an integral part of the Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 1 – REPORTING ENTITY

Grupo Aval Acciones y Valores S.A. (hereinafter the “The Group” or “Grupo Aval”) was established under Colombian law in January 7, 1994, with its main offices and business address registered in Bogotá, D.C., Colombia. The corporate purpose of Grupo Aval is the purchase and sale of securities issued by financial and commercial entities. Grupo Aval is the majority shareholder of Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., entities whose main purpose is to perform all transactions, operations and services inherent to the banking business, pursuant to applicable laws and regulations. Furthermore, through its direct and indirect investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”) and in Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), Grupo Aval also engages in investment banking activities, in the non-financial sector and manages pensions and severance funds in Colombia.

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

When preparing its consolidated financial statements, Grupo Aval Acciones y Valores S.A., directly consolidates the following entities:

Banco de Bogotá S.A.

Banco de Bogotá S.A., in which Grupo Aval holds 68.74% of the voting rights and 68.74% of the ownership interest as of December 31, 2021, was established as a bank on November 15, 1870. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Bogotá is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents details of Banco de Bogotá’s most significant subsidiaries which are indirectly consolidated by Grupo Aval as of December 31, 2021:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Main local direct subsidiaries (2)
Fiduciaria Bogotá S.A.	Management of trust funds.	Bogotá, Colombia	94.99%	65.29%
Almaviva S.A.	Logistics services.	Bogotá, Colombia	95.81%	65.85%
Megalínea S.A.	Technical and administrative services	Bogotá, Colombia	94.90%	65.23%
Main international direct subsidiaries
Banco de Bogotá Panamá S.A.	Commercial banking services.	Panamá, Republic of Panamá	100%	68.74%
BAC Holding International Corp. (BAC Holding) (1) (Before Leasing Bogotá S.A. Panamá (LB Panamá))	Holding company of BAC Credomatic Inc.	Panamá, Republic of Panamá	100%	68.74%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Multi Financial Holding (1)	Holding company of Multi Financial Group Inc. (MFG)	Panamá, Republic of Panamá	100%	68.74%
Main indirect subsidiaries
BAC Credomatic Inc.	Holding company in charge of managing the banking and related subsidiaries in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá, among others. (Subsidiary of BAC Holding International Corp).	Panamá, Republic of Panamá	100%	68.74%
Multi Financial Group Inc. (MFG) (3)	It provides financial services mainly for corporate, investment, mortgage and consumer banking, as well as insurance, securities brokerage, factoring, leasing and real estate services.	Panamá, Republic of Panamá	99.57%	68.44%

Relevant events

7.	During September 2021, as part of the strategic reorganization that Banco de Bogotá and its subsidiaries have been carrying out, under the leadership of Grupo Aval, its subsidiary Leasing Bogotá S.A. Panamá (LB Panamá) changed its name to BAC Holding International Corp. (BAC Holding), and its 99.57% stake in Multi Financial Group, Inc. (MFG) was spun-off by transferring the control of MFG to Banco de Bogotá, through a new holding company established in Panama named Multi Financial Holding (MFH), whose only shareholder is Banco de Bogotá with a 100% stake. MFH received a 99.57% interest in MFG, becoming its direct parent. This transaction had no effect on the consolidated financial statements.

8.	On July 28, 2021 Grupo Aval, subscribed a shareholders’ agreement between Grupo Aval, Banco de Bogotá, Banco de Occidente, Fiduciaria Bogotá and Fiduciaria de Occidente, as a result of which, Grupo Aval has acquired the direct control of the Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir S.A. (Porvenir). The execution of the agreement does not modify Grupo Aval’s ownership percentage or derives in any financial impact.

9.	On May 22, 2020, Banco de Bogotá S.A., through its subsidiary BAC Holding International Corp. (BAC Holding), acquired 96.6% of the common shares of the Panamanian company Multi Financial Group Inc. (MFG), parent of the bank Multibank (Panama), for an amount of US$432 million. The acquisition was funded with BAC Holding International Corp's own resources. (See note 35).

Banco de Occidente S.A.

Banco de Occidente S.A., in which Grupo Aval holds 72.27% of the voting rights and 72.27% of the ownership interest  as of December 31, 2021, was established as a banking entity on April 30, 1965. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Occidente is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco de Occidente’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as of December 31, 2021:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Banco de Occidente (Panamá). S.A.	Commercial banking services.	Panamá, Republic of Panamá	95.00%	68.66%
Fiduciaria de Occidente S.A.	Management of trust funds.	Bogotá, Colombia	99.99%	70.84%
Occidental Bank Barbados Ltd.	Commercial banking services.	Barbados	100%	72.27%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Banco Popular S. A.

Banco Popular S. A., in which Grupo Aval holds 93.74% of the voting rights and 93.74% of the ownership interest as of December 31, 2021, was established as a banking entity on July 5, 1950. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. Its commercial purpose is to participate in and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco Popular’s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2021:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Alpopular S.A.	Conservation and custody of documents; transportation of products at national and international levels.	Bogotá, Colombia	71.10%	66.65%
Fiduciaria Popular S.A.	Management of trust funds.	Bogotá, Colombia	94.85%	88.91%

Banco Comercial AV Villas S. A.

Banco Comercial AV Villas S. A., in which Grupo Aval holds 80.39% of the voting rights and 79.87% of the ownership interest as of December 31, 2021, was incorporated as a banking entity on October 24, 1972. It was authorized to operate under the terms of the renewal resolution No. 3352 dated August 21, 1992 issued by the Superintendency of Finance. The commercial purpose of Banco AV Villas is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements imposed by Colombian laws and regulations.

The following table presents the details of Banco AV Villas’ subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2021:

Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
A Toda Hora S.A. ATH	ATM network services and maintenance and software development	Bogotá, Colombia	100%	78.90%

Corporación Financiera Colombiana S.A. – Corficolombiana S.A.

Corficolombiana S.A., in which Grupo Aval and its subsidiaries own 55.12% of the aggregate voting rights and Grupo Aval has 39.98% of the ownership interest as of December 31, 2021 is a merchant bank authorized to operate by the Superintendency of Finance by the resolution of October 18, 1961. Corficolombiana´s core business is the active management of an equity portfolio through controlling and non-controlling investments in key strategic sectors that including infrastructure, energy and gas, agribusiness and hotels.

The following table presents the details of Corficolombiana´s most significant subsidiaries which are indirectly consolidated by Grupo Aval, at December 31, 2021:

				Total
			Total voting	ownership
Main Indirect Subsidiaries			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Promigas S.A. E.S.P.	Transportation and distribution of natural gas.	Barranquilla, Colombia	50.88%	20.34%
Estudios y Proyectos del Sol S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	39.98%
Colombiana de Licitaciones y Concesiones S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	39.98%
Proyectos y Desarrollos Viales del Pacífico S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	39.98%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

				Total
			Total voting	ownership
Main Indirect Subsidiaries			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
CFC Gas Holding S.A.S.	Investment Company	Bogotá, Colombia	100%	39.98%
Concesionaria Vial Del Pacifico S.A.S.	Infrastructure projects.	Sabaneta Antioquia	100%	39.98%

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Porvenir S.A., in which Grupo Aval and its subsidiaries own 100% of the aggregate voting rights and Grupo Aval has an economic interest of 75.67%, was established by Public Deed No. 5307 of Notary 23 of Bogotá on October 23 of 1991, it has an operating permit granted by the Financial Superintendence of Colombia through Resolution number 3970 of October 30, 1991; Porvenir is an administrator of pension and severance funds authorized by law.

The following table presents the details of Porvenir’ subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2021:

Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Aportes en Línea S.A.	Technical and administrative services.	Bogotá, Colombia	100%	75.08%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

1.1 OTHER EVENTS

COVID-19

Around the globe, 2021 was considered as a year for economic transition, in which countries around the world experienced a marked pick-up in their commercial activity, domestic demand and the subsequent inflationary pressures. According to the International Monetary Fund, or “IMF”, following the 3.1% contraction experienced in 2020, the World Output (GDP) increased 5.9% in 2021. When compared to 2019, the World GDP increased 2.6%. Colombia and Central America, the main markets where Grupo Aval operates were not the exception to this trend and benefited from a sharp recovery in their respective economies.

As a result of the abovementioned, monetary policy around the globe shifted towards a less expansionary stance. As such, monetary policy for the second half of 2021 was led by central banks discussing the possibility of tapering stimulus programs and starting hiking cycles of their reference rates. In connection with the banking activity, from which the Group derives the majority of income, this trend poses challenges for the coming year in terms of possible declines in intermediation spreads, slower growth of loans in the context of a less favorable credit cycle and decreases in the value of investment portfolios in fixed income and equity instruments. However, credit asset quality is expected to continue improving as compared to that seen in 2020, amidst the most critical part of the COVID-19 pandemic, which could favor an improvement of impairment loss needs. During 2021, Grupo Aval’s management continuously monitored the development of these trends as in 2020, evaluating any the adverse effects that may arise and affect the results of operations, the financial condition and the Group’s liquidity, and following up on measures that enabled reduced unfavorable impacts derived from the situation.

As of December 31, 2021 and up to the date of this report, the matters mentioned below have been assessed, and the impact has been recorded in the Group’s financial statements. During the period after the date of these financial statements and until the date of their issue, Grupo Aval’s management continued to monitor and address the effects on the Group’s operations and those of its customers.

Impairment of financial instruments - Loan portfolio, other accounts receivable and others

Financial instruments that are in the scope of IFRS 9 Expected Credit Loss model (loans, trade accounts other accounts receivable, debt instruments not measured at fair value through profit or loss, contract assets including concession agreements under financial asset model, lease receivables, financial guarantees and loan commitments) have been evaluated considering the impacts that COVID-19 continue to have on the ECL (Expected Credit Loss), due to measures adopted by the Governments in each of the countries and territories where the Group operates.

The impacts in relation to impairment of financial instruments in the Group entities are based on the following aspects:

●	ECL measurement, due to changes in the credit risk allocation of financial instruments, incorporating analysis of COVID’s effects and having an impact on the provision and due to the termination of the relief granted to a segment of debtors, going from a 12-month measurement (stage 1) to a measurement for the remaining life of the instrument (stages 2 and 3), for those assets in which it was determined that there was a significant increase in credit risk since their initial measurement.

●	Credit risk (risk of default), where the behavior observed has varied in accordance to the economic segments that comprise their loan portfolios, increasing in the case of clients whose businesses were negatively affected by COVID-19 pandemic and did not achieve a partial or full recovery of their activity during 2021.

●	The amount at risk (exposure at default), as some of the affected debtors have stopped making payments or are taking longer than usual to pay.

●	The estimated credit loss for those loans assessed individually, as a result of a reduction in the amount expected to be recovered in consideration of the COVID-19 impact.

●	Accordingly, to the effects of the coronavirus itself and the relief measures undertaken by the governments, including instructions to credit institutions to provide relief measures to customers in the countries where we operate, have an important role in ECL assessment. As a result, extension of payment terms to specific borrowers in particular classes of financial instruments do not automatically resulted in those instruments being considered to have suffered a significant increase in credit risk (SICR). To reflect COVID-19 effects in our models, the following overlays were made conducting a more detailed analysis of the risk and characteristics of certain clients: i) no stage improvement in obligations that requested relief and; ii) migration to Stage 2 of obligations identified as "high risk" as a result of COVID-19 specific impacts.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

●	Macroeconomic factors considered in the development of scenarios and models for calculating the ECL, where most of the variables have shown a recovery while some others have deteriorated according to the effects that COVID-19 has had on the economy.

ECL calculation continues to incorporate updated projections of forward-looking information, in line with the effects of decisions that Governments continue taking in relation to COVID-19 and the prospects for economic recovery in some countries. The projections have been based on the best available information, considering the geographical areas where the Group operates, and the effects on the entities’ segments and portfolios which are exposed to different risks and situations.

When considering the forward-looking information based on macroeconomic variables, the Group updated the scenarios used (one-year projection) weighted by the probabilities assigned to them according on the expectations economics resulting from the information available as of December 31, 2021 (see note 4.1.5 Forward looking information).

The following table presents one-year projections for Colombia made in December 2020, compared to the official data for December 2021:

	2021	2020
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	5.62%	2.26%	2.69%	3.08%
Interest rate	3.00%	1.75%	2.25%	2.75%
GDP Growth	10.60%	3.89%	4.86%	5.85%
Unemployment rate	11.00%	16.31%	14.43%	12.90%

The following table presents one-year projections for Guatemala made in December 2020, compared to the official data for December 2021:

	2021	2020
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	3.07%	5.31%	3.28%	2.52%
Nominal interest rate variation	(0.41%)	0.04%	(0.27%)	(0.50%)
GDP Growth	7.50%	1.67%	4.20%	5.84%
Devaluation	(0.96%)	1.16%	(0.25%)	(1.79%)

The following table presents one-year projections for Honduras made in December 2020, compared to the official data for December 2021:

	2021	2020
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	5.32%	3.34%	3.57%	2.54%
Nominal interest rate variation	(1.60%)	0.20%	(0.21%)	(0.50%)
GDP Growth	12.50%	2.03%	3.94%	4.71%
Devaluation	1.49%	1.91%	0.92%	(0.55%)

The following table presents one-year projections for El Salvador made in December 2020, compared to the official data for December 2021:

	2021	2020
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	6.11%	1.22%	0.23%	(0.23%)
Nominal interest rate variation	(0.14%)	1.10%	0.40%	(0.08%)
GDP Growth	10.30%	1.96%	3.60%	4.69%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following table presents one-year projections for Nicaragua made in December 2020, compared to the official data for December 2021:

	2021	2020
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	7.21%	3.67%	2.78%	2.49%
Nominal interest rate variation	(0.86%)	1.05%	0.11%	(1.38%)
GDP Growth	10.30%	(2.28%)	0.14%	2.12%

The following table presents one-year projections for Costa Rica made in December 2020, compared to the official data for December 2021:

	2021	2020
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	3.30%	2.22%	0.98%	0.75%
Nominal interest rate variation	(1.01%)	2.28%	1.82%	(0.01%)
GDP Growth	7.60%	0.93%	2.98%	4.27%
Devaluation	4.53%	5.22%	3.67%	2.19%

The following table presents one-year projections for Panamá made in December 2020, compared to the official data for December 2021:

	2021	2020
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	2.62%	1.89%	0.23%	(0.29%)
Nominal interest rate variation	(0.09%)	0.21%	0.02%	(0.13%)
GDP Growth	15.30%	2.37%	4.04%	6.34%

The table below presents the total loss allowance balances for each portfolio as of December 31,2021 and 2020. The loss allowance reconciliation, transfers between stages, impacts of measurement due to model changes, among others, are presented in note 4.1.5.

		As of December 31, 2021		As of December 31, 2020		Change year-on-year Variation Increase (decrease)
Commercial	Ps.	5,854,745	Ps.	5,280,406	Ps.	574,339
Consumer		4,581,004		4,938,971		(357,967)
Mortgage		732,407		560,904		171,503
Microcredit		105,070		124,039		(18,969)
Interbank and overnight funds		2,386		851		1,535
Total	Ps.	11,275,612	Ps.	10,905,171	Ps.	370,441

		As of December 31, 2021		As of December 31, 2020		Change year-on-year Variation Increase (decrease)
Other receivables	Ps.	382,802	Ps.	343,057	Ps.	39,745

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Impairment losses per portfolio as of December 31, 2021, and 2020:

		As of December 31, 2021		As of December 31, 2020		Change year-on-year Variation Increase (decrease)
Commercial	Ps.	1,468,180	Ps.	2,213,075	Ps.	(744,895)
Consumer		2,813,446		3,657,823		(844,377)
Mortgage		170,176		290,140		(119,964)
Microcredit		17,525		76,042		(58,517)
Interbank and overnight funds		1,535		(135)		1,670
Total	Ps.	4,470,862	Ps.	6,236,945	Ps.	(1,766,083)

		As of December 31, 2021		As of December 31, 2020		Change year-on-year Variation Increase (decrease)
Other receivables	Ps.	80,298	Ps.	76,357	Ps.	3,941

Impairment losses per portfolio as of December 31, 2020, and 2019:

		As of December 31, 2020		As of December 31, 2019		Change year-on-year Variation Increase (decrease)
Commercial	Ps.	2,213,075	Ps.	1,341,570	Ps.	871,505
Consumer		3,657,823		2,659,750		998,073
Mortgage		290,140		126,197		163,943
Microcredit		76,042		44,940		31,102
Interbank and overnight funds		(135)		284		(419)
Total	Ps.	6,236,945	Ps.	4,172,741	Ps.	2,064,204

		As of December 31, 2020		As of December 31, 2019		Change year-on-year Variation Increase (decrease)
Other receivables	Ps.	76,357	Ps.	64,640	Ps.	11,717

Loan portfolio and other receivables as of December 31, 2021, and 2020:

		As of December 31, 2021		As of December 31, 2020		Change year-on-year Variation Increase (decrease)
Commercial	Ps.	122,027,804	Ps.	110,986,938	Ps.	11,040,866
Consumer		76,889,145		65,835,457		11,053,688
Mortgage		29,120,316		24,558,771		4,561,545
Microcredit		317,739		372,321		(54,582)
Interbank and overnight funds		3,218,433		4,693,678		(1,475,245)
Total	Ps.	231,573,437	Ps.	206,447,165	Ps.	25,126,272

		As of December 31, 2021		As of December 31, 2020		Change year-on-year Variation Increase (decrease)
Other receivables	Ps.	19,410,007	Ps.	15,339,394	Ps.	4,070,613

Clients credit reliefs

Among the different measures adopted by governments to mitigate the effects of the COVID-19 pandemic, in Colombia the Superintendency of Finance issued several instructions for entities to establish relief measures for bank clients.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

consideration each client’s situation, affecting loans that were not past due for more than 30 days as of February 29, 2020 (without an increase in credit risk) and, (iii) client classification under relevant risk categories as of February 29, 2020 (credit scores reported to credit bureaus will remain unaltered for the duration of the extension period).

Moreover, according to External Circular 014 of March 30, 2020, the Superintendency of Finance established additional measures in order to protect clients under reliefs, including, among others, (i) a restriction to increase interest rates; (ii) the prohibiting capitalization of interest; and (iii) the prohibition to collect interests on other related fees, commissions or insurances. Furthermore, payment extensions were adjusted to include loans that were past due between 30 days and 60 days as of February 29, 2020 (without an increase in credit risk).

The measures established in External Circulars 007 and 014 were effective until July 31, 2020.

In Central America, at the regional level there were grace periods and payment deferrals in all the countries where we operate, following the guidelines of the relevant financial authorities, which were, to some extent, similar to the regulations enacted in Colombia.

Furthermore, the Superintendency of Finance issued External Circular 022 on June 30, 2020 creating the “Debtor Support Program” (in Spanish, Programa de Acompañamiento a Deudores PAD), which gives instructions on the treatment of debtors in the context created by the COVID-19 pandemic and allows the establishment of structural payment solutions by redefining the credit conditions of those debtors that have suffered a negative impact on their income or their ability to pay as a result of the COVID-19 pandemic. External Circular 022 was effective from August 1, 2020 until December 31, 2020. However, the Superintendency of Finance extended the application of the PAD until August 31, 2021, under the same terms of External Circular 022, due to the persistence of the COVID-19 situation.

The Superintendency instructed credit institutions to: adopt the PAD in order to apply structural measures for debtors affected by the COVID-19 pandemic, according to the analysis carried out by each entity, to recognize the new economic reality of debtors and to allow them to continue attending their payment obligations during the life of the loan.

Institutions had the authority to determine which segments of debtors they offered the measures provided for in that Circular, taking into consideration, among other aspects, the adverse cash flow impact as a result of the COVID-19 pandemic. In order to adopt differential measures for each of the segments of debtors defined in the program, at least three groups of debtors were established:

●	those debtors for which the financial entity had reasonable grounds to infer that they could continue to attend their payment obligations in the terms and as originally scheduled at the time of the beginning of the program.
●	those debtors that had seen their income or payment capacity partially impacted and for which the entity had reasonable grounds to infer that, through a redefinition of the credit conditions, such debtor could continue to fulfil its payment obligations in the new agreed terms; and
●	those debtors who temporarily faced a substantial or total impact on their income or ability to pay and for whom the entity had reasonable grounds to infer that the debtor would be able to overcome this impact.

The Superintendency also instructed credit institutions to:

●	adopt special measures for origination and qualification by risk level for micro, small, medium and other companies that are or will be in reorganization processes under the Colombian laws;
●	grant new grace periods without capitalizing interest and without charging interest on other concepts which’s payment was deferred, such as handling fees and insurance;
●	apply the redefinition of credit conditions, credit institutions may establish a self-management strategy for the debtor and / or contact him directly to present, in a simple way, the new conditions of his debt for acceptance.

In Central America, after granting the initial round of reliefs, the strategy of the subsidiaries consisted of restructuring certain loans to help its clients mainly through an extension of their term. Cases were analyzed to ensure the new conditions responded to the impact caused by the COVID-19 pandemic on the debtor’s income.

The actions taken by most of governments of the countries where we operate to provide relief to customers (companies or individuals) in 2020 and most of 2021, have ended. These strategies included, grace periods, the deferral of installments and the extension of terms.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following table summarizes for all loan portfolio that received reliefs during 2021 and 2020, the balance at amortized cost before the application of relief per portfolio and the effects on the interest income of Grupo Aval of these reliefs, considering the recalculation of present values of the modified contractual cash flows discounted at the financial asset’s original effective interest rate:

Year ended on December 31, 2021

		Commercial		Consumer		Mortgage		Microcredit		Total
Amortized cost before modification	Ps.	29,961,397	Ps.	16,834,900	Ps.	13,763,005	Ps.	8,670	Ps.	60,567,972
Net modification loss		(18,895)		(8,819)		(6,213)		(12)		(33,939)

Year ended on December 31, 2020

		Commercial		Consumer		Mortgage		Microcredit		Total
Amortized cost before modification	Ps.	43,637,334	Ps.	24,776,794	Ps.	14,411,716	Ps.	357,892	Ps.	83,183,736
Net modification loss		(13,230)		(82,971)		(36,873)		(2,034)		(135,108)

The governments of the countries in which the Group operates have not granted direct reliefs for banks to date.

Impairment of assets - Goodwill, Property, Plant and Equipment and Intangibles (including concession agreements under the intangible asset model)

In updating the impairment tests carried out as of December 31, 2021, and 2020 in relation to capital gains, property, plant and equipment and intangibles, budgets, forecasts and other assumptions were adjusted to incorporate the economic conditions observed, addressing where necessary, cases of increased risk and uncertainty. The assumptions used to perform the impairment test have been updated to reflect lower budgeted earnings in subsequent years and a lag in returning to pre-crisis levels of turnover and profitability.

Going concern

Based on the Group's solvency and liquidity position as of the authorization date of these consolidated financial statements, management continues to have a reasonable expectation that the Group has adequate resources to continue operating in the foreseeable future and that the going concern basis of accounting remains adequate.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts and classification of reported assets, liabilities and expenses that may otherwise be required if the going concern basis is not appropriate

Investment properties

Management engages external and independent property appraisers to assist in determining the fair values of investment properties, who hold the appropriate recognized professional qualifications and recent experience in the location and category of the investment property being valued.

As of December 31, 2021, and 2020 the appraisers updated previous year's valuation assumptions to consider the effect of COVID-19 on the fair value of investment properties. Appraisers did not report any material valuation uncertainty due to market disruption caused by the COVID-19 pandemic, which could result in a reduction in transactional evidence and market returns.

Other matters

As of December 31, 2021, and 2020 no impairment was identified in other non-financial assets such as investments that are accounted for by the equity method or inventories. Similarly, there were no provisions to be recognized from the effects of COVID- 19 pandemic since no situations were identified that implied present obligation at year end for which an outflow of resource was probable.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

The consolidated financial statements were authorized for issuance by the Audit Committee on April 19, 2022.

The following are the main accounting policies applied in preparing the Consolidated Financial Statements of Grupo Aval as of December 31, 2021, 2020 and 2019.

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

Grupo Aval carries out of all its contractual relationships, for the year 2021, no new entities were identified to be consolidated and with the year 2020 in the evaluation carried out a business combination was identified (see note 35).

The financial statements for Grupo Aval´s subsidiaries are included in the consolidated financial statements since the date on which Grupo Aval acquires control or following control until the date on which control is lost.

During the consolidation process, Grupo Aval combines the assets, liabilities and profits or losses of those entities under control, previously aligning the accounting policies in all the subsidiaries and translating its financial statements to Colombian Peso. This process includes eliminating intra-group balances and transactions and any unrealized and realized income and expense (except for foreign currency translation gains or losses and those taxes which are not subject to

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

elimination) arising from intra-group transactions. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests are presented under total equity in the Consolidated Statement of Financial Position of Grupo Aval separately from equity attributable to owners of the parent company.

For consolidation purposes, the Statements of Financial Position and Income of entities with a functional currency different form Grupo Aval´ are translated to Colombian pesos as follows:

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

Associates are companies in which Grupo Aval has significant influence but not control and are accounted for under the equity method. They are presented in the statement of financial position as “Investments in associates and joint ventures” (see Note 2.1 “d Joint arrangements”). Grupo Aval exercises significant influence over another entity if it owns, directly or indirectly, 20% or more of the voting power of the investee, unless it is clearly evidenced that such influence does not exist. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the Consolidated Financial Statements include the Grupo Aval’s share of the profit or loss and OCI of equity accounted investees, until the date on which significant influence or joint control ceases.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2021 and 2020, the representative market rates as computed and certified by the Superintendency of Finance (for the U.S. dollar which is the most representative foreign currency for Grupo Aval´s transactions) were Ps. 3,981.16 and Ps. 3,432.50 per U.S. $1, respectively.

2.4         Operating segments

An operating segment is a component of an entity which:

a)	Engages in business activities from which it can earn revenue and incur expenses (including revenue and expenses from transactions with other components of the same entity);
b)	Operating profit or losses are regularly reviewed by the chief operating decision maker, who decides on the resources allocation to the segment and assesses its performance and.
c)	Discrete financial information is available,

Segment results that are reported to the CODM include items that are directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Management evaluates regularly the performance for each segment; Grupo Aval discloses information separately for each identified operating segment, meeting any of the following quantitative thresholds:

a)	The segment´s reported revenue from the ordinary activities, including revenue from external customers as well as revenue from intersegment transfers, is equal or greater than 10% of the revenue of combined ordinary activities, internal and external, of all operating segments.
b)	The amount of the segment´s reported net income is, in absolute terms, equal or greater than 10% of the amount greater of: (i) the combined reported net income of all the segments not reporting a loss; and (ii) the reported combined loss of all segments of the operations with incurred losses.
c)	The segment´s assets are equal to or greater than 10% of the combined assets of all segments of the operation.

The information regarding other activities of the business of operating segments that do not have to be reported is combined and disclosed within the category of “Others”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

A financial asset or financial liability is initially measured at fair value. Additionally, for instruments measured at amortized cost or Fair Value Through Other Comprehensive Income (“FVOCI”), transaction costs are added if directly attributable to its acquisition or issuance.

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

For the years ended December 31, 2021, 2020 and 2019

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

Interest rates on certain commercial and consumer loans originated by Grupo Aval are pegged to standard variable rates generally used in each country where Grupo Aval operates and includes a spread. In Colombia, the standard variable rates are based on the DTF (rate interest calculated as the average for time deposits)s or the interbank rate (in Spanish Interés Bancario de Referencia), or “IBR” rates, both of which are calculated weekly by the Central Bank based on information collected from the Colombian financial system, plus a spread, and in the case of loans in foreign currency issued in Colombian entities and in other countries Grupo Aval uses LIBOR interest rates plus a spread. See Note 4 – “Interest rate benchmark reform”.

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

For the years ended December 31, 2021, 2020 and 2019

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

If cash flows are modified when the borrower is in financial distress, the objective of the modification is usually to maximize recovery of the original contractual terms rather than to originate a new asset with substantially different terms. If Group Aval plans to modify a financial asset in a way that would result in foregoing of cash flows, it considers whether a portion of the asset should be written off before the modification takes place (see below for write‑off policy). This approach impacts the result of the quantitative evaluation and means that the derecognition criteria are not usually met in such cases.

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

For the years ended December 31, 2021, 2020 and 2019

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

For the years ended December 31, 2021, 2020 and 2019

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

For the years ended December 31, 2021, 2020 and 2019

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

A loan that has been renegotiated due to a deterioration in the borrower’s condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has decreased significantly and there are no other indicators of impairment. In addition, a loan different to mortgage that is overdue for 90 days or more is considered impaired.

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

See the detail of  the requirement actions as result of Covid-19 in note 1.1 “Other events”

x. Presentation of allowance for ECL in the statement of financial position

Loss allowances for ECL are presented in the statement of financial position and the impact is showed in the statement of income line “Impairment (losses) recoveries on financial assets” as follows:

●	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the assets;
●	Loan commitments and financial guarantee contracts: generally presented as provisions;
●	Where a financial instrument includes both a drawn and an undrawn component, and Grupo Aval cannot identify the ECL on the loan commitment component separately from those on the drawn component: Grupo Aval presents a combined loss allowance for both components. The combined amount is presented as a deduction from the gross carrying amount of the drawn component. Any excess of the loss allowance over the gross amount of the drawn component is presented as a provision; and
●	Debt instruments measured at FVOCI: no loss allowance is recognized in the statement of financial position because the carrying amount of these assets is their fair value. However, the ECL is disclosed and is recognized as part of the net change recognized in the fair value reserve under other comprehensive income.

xi. Write-offs

Loans and debt securities are written off (either partially or in full) when there is no prospect of recovery. This is generally the case when Grupo Aval determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to be written-off.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

a) Derivatives and hedge accounting

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

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The values accumulated in other comprehensive income are transferred to profit or loss in the same period in which the hedged item is recognized in profit or loss; and

(iii)	Hedging of net investments in a foreign operation is recognized similarly to cash flow hedging: the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income, and the ineffective portion of the changes in fair value of the derivative is recognized in profit or loss. The hedging instrument’s gains or losses accumulated in equity will be recognized in profit or loss when the net investment in foreign operations is sold or partially disposed of.

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

The ‘Loans’ line item in the statement of financial position include:

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

For the years ended December 31, 2021, 2020 and 2019

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

Financial liabilities are only derecognized from the consolidated statement of financial position when the obligations are extinguished, that is, when the obligations are discharged, cancelled, or expire.

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

For the years ended December 31, 2021, 2020 and 2019

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

(*) Except for the pipeline, these are depreciated according to appraisals (70 years).

Conservation and maintenance expense is recognized when incurred as “Administrative Expense”.

At each reporting date, the Group analyzes whether there are signs, that an asset may be impaired for such purposes, develops what is established in policy 2.21 "Impairment of non-financial assets".

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

For the years ended December 31, 2021, 2020 and 2019

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

Grupo Aval recognizes a right-of-use asset and a lease liability at the lease commencement date.

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

Grupo Aval determines its incremental borrowing rate by analyzing its borrowings from various external sources and makes certain adjustments to reflect the terms of the lease and type of asset leased.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset; or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Grupo Aval presents right-of-use assets in ‘Tangible assets’ and lease liabilities in ‘Borrowings from banks and others’ in the statement of financial position.

Short-term leases and leases of low-value assets

Grupo Aval has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Grupo Aval recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Lessor accounting

When Grupo Aval acts as a lessor, it determines at lease inception whether the lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for a major part of the economic life of the asset. Lease contracts classified as financial leases are included in the consolidated statement of financial position as “Loans” and are recognized in the same way as other loans, as explained in note 2.11.

2.17          Biological assets

Biological assets; are measured at fair value less disposal cost, both at the time of initial recognition and at the end of reporting period, except for biological assets for which fair value cannot be measured reliably; in which case they are measured at cost less

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

accumulated depreciation and impairment loss. Gains and losses arising from the initial and subsequent fair value measurement of the agricultural products are included in the Consolidated Statement of Income. Costs incurred in the agricultural production process are also recognized directly in the Consolidated Statement of Income.

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

Costs that are directly attributable and capitalized as part of intangible assets include personnel expense directly related to developing such intangibles and overhead expenses that can be capitalized.

Expenses that do not satisfy these criteria are recognized as incurred expenses. Disbursements over intangible assets are initially recognized as expenses of the period and they are not be subsequently recognized as intangible assets.

Subsequent to their initial recognition, these assets are measured at cost less amortization, which is carried out during their estimated useful lives as follows: amortization is recognized on a straight-line basis, according to the estimated useful lives. The annual amortization rates for each type of assets are:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Intangible Asset	Useful Life
Software and information technology applications	From 1 to 20 years
Licenses	From 1 to 15 years
Trademarks	Indefinite
Customer-related assets	From 1 to 10 years
Intellectual property rights	From 1 to 38 years
Models, formulas, designs and prototypes	10 years
Easements	From 20 to 50 years

At the end of each period, Grupo Aval analyzes if there is evidence based on each CGU (Cash Generating Unit), both external and internal, indicating that the intangible asset is impaired. Any loss due to subsequent impairment or reversal is recognized in the Consolidated Statement of Income; such impairment is determined by the excess of the carrying amount over the recoverable value.

2.20          Concession arrangements rights

Concession contracts, are those in virtue of which certain subsidiaries of Grupo Aval make a commitment with the Governments in the countries in where we operate for the construction or maintenance of infrastructure, for a period of time during which, said entities receive the revenue derived from the contract, either through direct payments from the Government, through tolls or other types of  fees charged to the end users of the project, which, are recognized as financial assets or intangible assets.

A financial asset is recognized when pursuant to the contractual conditions, there is an entitlement to an unconditional contractual right of receiving cash or other financial assets from the grantor or from the Government, due to construction services or when the Government guarantees minimum income from tolls or fees charged to the users of the concession work during the term of the concession agreement.

An intangible asset is recognized if in the concession contract does not include an unconditional right for the concessionaire to receive cash and, on the contrary, its revenue depends on the right it has for the use of the infrastructure under concession. In some cases, contracts can contain both financial and intangible assets.

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

The “recoverable amount” of an asset or CGU is the greater of its value in use and its fair value less costs to sell. “Value in use” is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating units “CGU”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval pays to its employees certain benefits when they retire or upon completion of their employment period, other than indemnities. These benefits include retirement pensions which are directly assumed by Grupo Aval’s entities, pending severance payments to employees belonging to the labor regime prior to Law 50 1990 in Colombia, and certain extra-legal benefits or benefits agreed in collective bargaining agreements.

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

Termination benefits are recognized as a liability and in profit or loss at the earlier of the following dates:

●	When Grupo Aval´s entities formally inform to the employee about its decision of dismissal; or
●	When provisions for restructuring costs are recognized by a subsidiary.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

2.24          Capitalization of borrowing costs

Borrowing costs which are directly attributable to the acquisition, construction or production of a qualifying asset which requires a substantial period of time to get ready for its intended use are part of the cost of the asset. Other borrowing costs are recognized as expenses.

Grupo Aval begins capitalizing borrowing costs as part of the cost of a qualifying asset on the commencement date. This is the date when the entity first meets all of the following conditions:

(a) it incurs expenditures for the asset;

(b) it incurs borrowing costs; and

(c) it undertakes activities that are necessary to prepare the asset for its intended use or sale.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

2.26          Non-voting rights of preferred shares

Preferred shares represent partial ownership and do not provide shareholders with any of the voting rights of common shares. Grupo Aval has classified as an equity instrument all the non-voting preferred shares. See note 25 equity attributable to owners of the parent.

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

(iii)   Calculation of interest income and expense

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability to calculate the interest income and expenses.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

Steps for revenue recognition

Grupo Aval recognizes revenue from contracts with customers based on a five-step model as set out in IFRS 15:

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

●Savings and checking accounts: Account and transaction fees

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

(ii)   Asset management

Revenues of asset portfolios management correspond to fees which arise from the rendering of management and advisory services and usually are measured based on performance and profit of asset portfolios of asset portfolios, which are recognized based on amounts calculated under the formulas established by the contracts when such amount is no longer subject to adjustments resulting from future events.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

(viii)  Agriculture products

Grupo Aval grows and sells agricultural products through companies owned by Corficolombiana. Sales are recognized when control of the products has been transferred, meaning when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or Grupo Aval has objective evidence that all criteria for acceptance have been satisfied.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

2.29           New and amended IFRS

The Group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2021:

• Interest Rate Benchmark Reform – Phase 2 – amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

• Covid-19-Related Rent Concessions beyond 30 June 2021.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New standards and amendments to standards are effective for annual periods beginning after 1 January 2022 and earlier application is permitted; however, Grupo Aval has not early adopted them in preparing these consolidated financial statements.

Effective for
Annual Periods
New or Amended Standard	Title of the Standard	Beginning on or After
Forthcoming requirements.
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)	IAS 37 Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	To IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases	January 1, 2022
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)	IAS 16 Property, Plant and Equipment	January 1, 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)	IFRS 3 Business Combinations	January 1, 2022
IFRS 17 Insurance Contracts and amendments	IFRS 17 Insurance Contracts	January 1, 2023
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)	IAS 1 Presentation of Financial Statements	January 1,2023 (deferred from January 1, 2022
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	IAS 1 Presentation of Financial Statements	January 1, 2023
Definition of Accounting Estimate (Amendments to IAS 8)	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	January 1, 2023
Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12 Income Taxes)	IAS 12 Income Taxes	January 1, 2023
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	IAS 28 Investor and its associate or joint venture and IFRS 10 Consolidated Financial Statements	Date to be determined by the IASB

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

– Note 2 (2.1) – determination of control over investees.

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

NOTE 4 – RISK MANAGEMENT

Grupo Aval and its subsidiaries in the financial sector, Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular, BAC Holding, MFH, Corficolombiana and Porvenir manage risk pursuant to the applicable regulations in each country where they operate and according to Grupo Aval’s internal policies.

The risk framework requires that strong risk management practices are integrated in key processes across Grupo Aval, with a goal of ensuring risks are appropriately considered, evaluated and responded to in a timely manner. Grupo Aval employs a risk management process, that aims to identify, measure, monitor and control, as part of the daily activities, all the risks that Grupo Aval manages.

Lines of Defense: in addition to the role of Executive Officers in managing risk, management has ownership and accountability across the three lines of defense: (1) First Line: Business Units, (2) Second Line: mainly concentrated in the Independent Risk Management units and (3) Third line: Corporate Audit.

●	Business Units: Include the business lines as well as the Technology and Operations areas which are responsible for appropriately assessing and effectively managing all the risks associated with their processes.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

●	Independent Risk Management Units: Risk management areas include risk management and compliance departments. Grupo Aval has other control functions that are not part of these areas but are key in the risk mitigation of non-financial risks, including legal, human resources and certain activities within the financial and administrative processes.
●	Corporate Audit: Corporate audit maintains its independence from the first and second lines by reporting directly to the Audit Committee or the Board. Corporate Audit provides independent assessment and validation through testing of key processes and controls across Grupo Aval.

The following sections outline the key risks that are inherent in business activities of the subsidiaries in the financial sector:

Financial risks

i)	Credit risk: the risk of financial loss if a debtor fails to meet its contractual obligations.
ii)	Market risk: the risk of loss arising from potential adverse changes in the value of the subsidiaries in the financial sector assets and liabilities or future results, resulting from changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or credit spreads; this includes the structural interest rate and foreign exchange risks.
iii)	Liquidity risk: the risk of being unable to meet contractual and contingent obligations or that the subsidiaries in the financial sector do not have the appropriate amount, composition and tenor of funding and liquidity to support the financial assets and liabilities requirements (funding liquidity risk). Also includes the capability to manage its investment portfolio in terms of liquidity, duration and currency (market liquidity risk).
iv)	Interest rate risk: it is the current or potential risk to equity and profits that arise from adverse movements in interest rates, which affect the positions of the banking book.

Additionally, the risk areas are responsible of supporting capital management by determining risk levels of the calculation of capital adequacy requirements, impact assessment of the risk materialization on compliance with capital levels and determine the levels of risk appetite.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

Main premises for risk management

Grupo Aval´s risk culture is based on the principles indicated in the section above and they are transmitted to all subsidiaries of the financial sector and business units. The strategy related with risk management is supported by the following guidelines:

a)	In all of Grupo Aval´s subsidiaries of the financial sector, the risk function is independent of the business units. The segregation of functions between the business areas and the risk areas in charge of risk measurement analysis, control and reporting, provide enough independence and autonomy for proper risk control.
b)	The decision-making process at the subsidiaries of the financial sector requires that transactions of significant amounts are sent to decision centers such as risk committees. The frequency of meetings of these committees ensures a high degree of agility regarding the resolution of proposals and continuous participation of senior management for management the different risks.
c)	Grupo Aval has corporate policies for the risk to which it is exposed. The business and risk units of Grupo Aval and its subsidiaries of the financial sector hold orientation meetings based on approaches to risk that are consistent with Grupo Aval´s risk culture.
d)	Grupo Aval has implemented a risk system that is updated on a regular basis to address new conditions in the markets and the risks to which Grupo Aval is exposed.
e)	There are adequate information systems to monitor risk exposure, to ensure compliance and approval policies and, if necessary, to implement proper corrective actions.
f)	Key risks are analyzed on a regular basis, not only when risks materialize or when problems occur during the normal course of business but in a continuous process of risk management.
g)	Grupo Aval and its subsidiaries of the financial sector have training courses on risk culture for all hierarchy levels in the organization.
h)	A risk culture integrated throughout the organization, consisting of a series of attitudes, values, skills and guidelines to action.

Interest rate benchmark reform

According to the Financial Conduct Authority (FCA) announcement which informed the future termination or loss of representativeness of the LIBOR reference rates starting on December 31, 2021 with some references until completing the total of 35 references in June 2023, the entities that use these rates worldwide are forced to transfer the current positions that were indexed to these references, towards new reference interest rates that maintain the representativeness and depth that the LIBOR rates used to have.

Grupo Aval and its subsidiaries have not been immune to this phenomenon and even though the exposure is insignificant concerning other rates, there remains in its Entities a portfolio of credits, loans, deposits, and derivative contracts indexed at LIBOR rates, for which said Entities have been required to design and execute transition plans that allow them to identify the operational, commercial, legal and technological aspects to be taken into account to maintain their commercial relations and representativeness in the markets where they operate.

Grupo Aval have stablished several guidelines in search of adoption best practices to ensure an adequate transition to new reference rates regarding to shape a governance structure, to stablish a project roadmap with defined timelines and milestones, to line up risk management function of the entity with all the impacted front-line processes, to define a specific group to coordinate the transition plan with appropriate high-level oversight and identify and manage possible financial impacts and operational gaps.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The LIBOR Working Group periodically reports to the Assets and Liabilities Committee (ALCO) about the progress of the transition plan, as well as the policies, guidelines, and procedures related to the follow-up and adoption of the ARRC1 recommendations, adherence to the ISDA protocol, customer support, and internal and external training. , measurement of the impact of the process through calculation of sensitivity, follow-up of subsidiary transition processes, analysis of internal processes, development of tests and pilots, the inclusion of the fallback clause for new operations, among others.

For IBOR indexed contracts that expire after the LIBOR rate expected cessation, the LIBOR Working Group has established policies to modify the contractual terms. These amendments include the addition of fallback clauses or the replacement of the LIBOR rate with an alternative benchmark rate. The LIBOR Working Group implemented adherence to the ISDA Amendment and Protocols with this signing, the legal (contractual) risk of the transition for derivative contracts was eliminated, defining the replacement of the LIBOR rate by SOFR plus a fixed spread.

Each entities LIBOR Working Group has established policies regarding not closing new operations, or operations extensions at the Libor rate and initiating disbursements tied to the alternative rates and as an alternative to the transition, those in the short term and that will not have operations of repricing may be worked at a fixed rate, PRIME rate and in some cases for a smaller amount at other local rates in US dollars. As well, policies have been created so that portfolio operations are disbursed at a fixed rate, and in the event of a repricing, these may be tied to the Libor rate as long as their maturity date does not exceed June 2023. Once the technological developments, disbursements tied to the new reference rate will begin.

No operations tied to LIBOR are carried out in other currencies. To date, no additional provisions have been estimated regarding the transition to new reference rates in any of the jurisdictions.

The LIBOR Working Group monitors the LIBOR's progress transition to the new benchmark rates by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that exclude a fallback clause appropriate. A contract is considered to have not yet transitioned to an alternative reference rate when the interest under the contract is indexed to a reference rate that is still subject to LIBOR reform, even if it includes a fallback clause that addresses the LIBOR's rates cessation.

On March 2021, the Financial Conduct Authority (FCA), as the ICE regulator (Intercontinental Exchange London Interbank Offered Rate, or the administering authority of LIBOR), announced that after December 31, 2021, the LIBOR references for the Pound Sterling, the Euro and the references for dollars one-week and two-month Americans will no longer be provided or will no longer be representatives. US dollar references will remain unprovided or no longer proxies after June 30, 2023.

As follows, the amount of the contracts that Grupo Aval and its subsidiaries have indexed to LIBOR rates that will expire in June 2023 and the amount of the contracts that have included fallback clauses for the December 31, 2021 and 2020 cut-off are shown below:

1 The Alternative Reference Rates Committee (ARRC) is a group of private-market participants convened by the Federal Reserve Board and the New York Fed to help ensure a successful transition from U.S. dollar (USD) LIBOR to a more robust reference rate.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Non-derivative financial assets and liabilities.

During 2021 and 2020, the Group had the following LIBOR exposures concerning non-derivative financial assets and loan portfolio subject to IBOR benchmarks. The following table shows the value of non-derivative financial assets and liabilities indexed at LIBOR rates in millions of dollars and millions of Colombian pesos:

		December 31, 2021						December 31, 2020
		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause
Assets
Debt securities FVOCI		348		347		228		157		156		42
Debt securities at amortized cost		80		79		—		96		80		—
Loans Commercial		5,397		3,553		1,107		6,110		3,172		693
Loans Consumer		752		732		306		863		794		195
Loans Mortgage		2,730		2,724		746		2,810		2,800		244
Total financial assets indexed to Libor references	US$.	9,307	US$.	7,436	US$.	2,388	US$.	10,036	US$.	7,003	US$.	1,173
Liabilities
Time deposits		60		—		—		60		—		—
Borrowing from banks and others		4,922		2,459		1,761		2,260		478		247
Borrowing from development entities		2		—		—		5		2		—
Total Liabilities	US$.	4,984	US$.	2,459	US$.	1,761	US$.	2,325	US$.	480	US$.	247

		December 31, 2021						December 31, 2020
		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause
Assets
Debt securities FVOCI		1,383,736		1,382,029		907,806		624,925		622,993		167,918
Debt securities at amortized cost		319,053		314,747		—		382,249		319,387		—
Loans Commercial		21,486,230		14,146,949		4,408,031		24,325,232		12,627,600		2,757,269
Loans Consumer		2,995,026		2,912,621		1,220,083		3,436,992		3,161,789		776,025
Loans Mortgage		10,867,996		10,845,927		2,971,691		11,186,539		11,149,027		970,668
Total financial assets indexed to Libor references	Ps.	37,052,042	Ps.	29,602,273	Ps.	9,507,611	Ps.	39,955,938	Ps.	27,880,796	Ps.	4,671,880
Liabilities
Time deposits		238,870		—		—		238,870		—		—
Borrowing from banks and others		19,593,436		9,788,732		7,008,903		8,998,015		1,901,374		983,887
Borrowing from development entities		7,962		—		—		19,906		8,601		—
Total Liabilities	Ps.	19,840,268	Ps.	9,788,732	Ps.	7,008,903	Ps.	9,256,791	Ps.	1,909,975	Ps.	983,887

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Derivatives and hedge accounting

Grupo Aval´s subsidiaries maintain trading derivatives and risk management hedges indexed at LIBOR rates. Certain derivatives held for risk management purposes are designated in hedging relationships. Interest rate swap and cross-currency swap contracts have floating legs that are indexed to LIBOR benchmarks. The following table shows the value of derivative and hedge accounting indexed at LIBOR rates in millions of dollars and millions of Colombian pesos:

		December 31, 2021						December 31, 2020
		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause
Derivatives and hedge accounting
Trading derivative assets
Interest rate swaps		1		—		—		15		11		—
Cross-currency swaps		7		2		—		7		—		—
Total	US$.	8	US$.	2	US$.	—	US$.	22	US$.	11	US$.	—
Trading derivative liabilities
Interest rate swaps		2		2		—		16		12		—
Cross-currency swaps		18		7		—		9		3		—
Total	US$.	20	US$.	9	US$.	—	US$.	25	US$.	15	US$.	—
Derivatives held for risk management
Interest rate swaps		42		41		41		44		42		42
Total	US$.	42	US$.	41	US$.	41	US$.	44	US$.	42	US$.	42

		December 31, 2021						December 31, 2020
		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause
Derivatives and hedge accounting
Trading derivative assets
Interest rate swaps		3,981		—		—		59,717		43,793		—
Cross-currency swaps		27,868		7,962		—		27,868		—		—
Total	Ps.	31,849	Ps.	7,962	Ps.	—	Ps.	87,586	Ps.	43,793	Ps.	—
Trading derivative liabilities
Interest rate swaps		7,962		7,962		—		63,699		47,774		—
Cross-currency swaps		71,940		27,868		—		36,666		11,943		—
Total	Ps.	79,902	Ps.	35,830	Ps.	—	Ps.	100,365	Ps.	59,717	Ps.	—
Derivatives held for risk management
Interest rate swaps		166,908		163,228		163,228		173,626		165,218		165,218
Total	Ps.	166,908	Ps.	163,228	Ps.	163,228	Ps.	173,626	Ps.	165,218	Ps.	165,218

Grupo Aval and its subsidiaries have insignificant positions in the LIBOR references that expired on 31, December, 2021, even so all the contracts included fallback clauses that allowed their transition to new references rates without affecting their compliances.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

The maximum exposure to credit risk of Grupo Aval, at a consolidated level is reflected in the carrying value of financial assets in the statement of financial position of Grupo Aval as of December 31, 2021, and 2020 as follows:

Assets	December 31, 2021		December 31, 2020
Cash and cash equivalents (**)	Ps.	30,245,268	Ps.	27,687,525
Trading investments in debt securities		4,741,287		4,780,993
Investments in debt securities mandatorily at FVTPL		—		7,385
Investments in debt securities at FVOCI		37,493,866		28,966,356
Investments in debt securities at amortized cost		5,775,070		5,580,128
Derivatives instruments		1,162,909		1,133,924
Hedging derivatives		44,248		156,220
Loans
Commercial		122,027,804		110,986,938
Consumer		76,889,145		65,835,457
Mortgage		29,120,316		24,558,771
Microcredit		317,739		372,321
Interbank and overnight funds		3,218,433		4,693,678
Other accounts receivable FVTPL		3,228,480		2,958,385
Other accounts receivable at amortized cost		16,181,527		12,381,009
Total financial assets with credit risk	Ps.	330,446,092	Ps.	290,099,090
Financial instruments with credit risk outside of the statement of financial position at its nominal value
Financial guarantees and letters of credit		4,886,575		4,185,261
Credit commitments		43,049,746		32,967,149
Total exposure to credit risk outside of the statement of financial position	Ps.	47,936,321	Ps.	37,152,410
Total maximum exposure to credit risk	Ps.	378,382,413	Ps.	327,251,500

(**)   Not including funds in the entity’s custody (cash, tellers, vaults), because there is no credit risk regarding Grupo Aval entities. See Note 4.1.3 g)

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

4.1.1.A.  Loan portfolio disclosure

Loans are recorded at amortized cost on the statement of financial position and are classified as commercial, consumer, residential mortgage, microcredit and interbank and overnight funds. The following table presents the portfolio balances, provision balances and net value portfolio by segment:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2021

					Total loan
Portfolio segment	Loan Portfolio		Loss allowance		Portfolio, net
Commercial	Ps.	125,246,237	Ps.	5,857,131	Ps.	119,389,106
Interbank and overnight funds		3,218,433		2,386		3,216,047
Client portfolio		122,027,804		5,854,745		116,173,059
Consumer		76,889,145		4,581,004		72,308,141
Residential mortgage		29,120,316		732,407		28,387,909
Microcredit		317,739		105,070		212,669
Total portfolio	Ps.	231,573,437	Ps.	11,275,612	Ps.	220,297,825

December 31, 2020

					Total loan
Portfolio segment	Loan Portfolio		Loss allowance		Portfolio, net
Commercial	Ps.	115,680,616	Ps.	5,281,257	Ps.	110,399,359
Interbank and overnight funds		4,693,678		851		4,692,827
Client portfolio		110,986,938		5,280,406		105,706,532
Consumer		65,835,457		4,938,971		60,896,486
Residential mortgage		24,558,771		560,904		23,997,867
Microcredit		372,321		124,039		248,282
Total portfolio	Ps.	206,447,165	Ps.	10,905,171	Ps.	195,541,994

4.1.1.B Loan portfolio given as collateral

For 2021, there were no portfolio operations delivered as collateral in resource auction operations with Banco República, compared to 2020, when operations were registered for Ps. 280,519.

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

Regarding the operations for treasury activities, the Board of Directors of the financial subsidiaries, approves the lines of credit for counterparties. Risk control is essentially carried out through three mechanisms: periodic approval of lines of credit, at least once a year evaluation of the conditions of the issuers and a report on concentrations for each client or economic group.

Although each financial subsidiary is responsible for its credit decisions and risk management, Grupo Aval as a holding, through the Corporate Risk Unit oversees the implementation of appropriate risk management controls at the financial subsidiaries and has established upward loan reporting processes. The holding’s risk management staff meets on a periodically basis to discuss Grupo Aval subsidiaries’ loan portfolio, developments in industry, risks and opportunities. Grupo Aval also coordinates loan syndication among its banks to effectively leverage the combined equity of its banks and manage any risk issues.

Each subsidiary of the financial sector has a Credit Risk Management System, which is managed by the credit vice-presidency or its equivalent, and includes, among others, the design, implementation and evaluation of policies and risk mechanisms defined by the

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

In Central America, each subsidiary has a model for evaluating credit risk for the approval of commercial loans. It is a financial ratings model, which evaluates the financial information (ratios and growth rates, among others) of each debtor, which are used in the approval process and for the management and review of the corporate and medium sized companies. This model is complemented with information on payment behavior with the bank to set a minimum rating.

For retail loans (including mortgage loans and auto loans) in Colombia and Central America, models are based on sociodemographic variables and the historical payment behavior of the clients with the bank and the financial sector.

As a result of the COVID-19 pandemic, since the beginning of 2020 it was necessary to review and adjust origination strategies, along with approved debt limits in accordance with individual risk analysis, especially for customers identified in high-risk sectors. As economic recovery has taken place in the different regions where Grupo Aval has presence, many of the strategies implemented by the entities to mitigate the risk due to the pandemic have been reversed. For more information, see Note 1.1 Other events COVID-19 impact.

4.1.3          Credit quality analysis

The Credit-risk Monitoring Process and Credit rating of the loan portfolio

The monitoring process and credit risk review of each financial subsidiary is carried out in several steps including portfolio analysis by vintages, risk level rating, permanent high-risk clients’ review, restructuring processes of operations and the receipt of foreclosed assets as payment.

Periodically the financial subsidiaries classify each client in one of these categories: Category A-Normal, B-Subnormal, C-Deficient, D-Doubtful recovery and E- Unrecoverable, based on the statistical models that each subsidiary has.

Periodically each financial subsidiary evaluates the commercial portfolio by economic sectors, where macro-sectors are evaluated with the purpose of monitoring the concentration per economic sector and the risk level of each one.

At least once in a year, each financial subsidiary carries out an individual analysis of the credit risk based on updated financial information of the client, payment record, collateral security/guarantees received, credit bureau reports and other qualitative information available; based on the information, clients are classified by risk level as mentioned above. During 2021, the analysis carried out by our financial subsidiaries required a detailed review and classification of clients by risk levels, considering the impacts of the COVID-19 pandemic effects in the Grupo Aval businesses.

As of December 2021, the analysis performed by the financial subsidiaries required a detailed review and classification of customers by risk levels, considering the impact of the COVID-19 pandemic.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Category	PD*	Risk	Description
6	45% - 60%	Significant	Have the same deficiencies as loans in category 4-5, but to a larger extent; consequently, the probability of collection is highly doubtful
7	60% - 90%

8	> 90%	Non-recoverability	Deemed uncollectible.

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

As of December 31, 2021, and 2020, the following is a summary of the credit portfolio by probability of default. Explanation of the terms: Stage 1, Stage 2 and Stage 3 are included in Note 2 (2.5) (ix) and explained in detail in Note 4.1.5 (Measurement of Expected Credit Loss).

Total Portfolio

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	180,615,328	Ps.	6,434,636	Ps.	384	Ps.	187,050,348
7.5% - 15%		9,118,305		3,280,770		189		12,399,264
15% - 22.5%		789,446		3,489,521		25		4,278,992
22.5% - 30%		140,222		2,465,098		37		2,605,357
30% - 45%		127,038		3,506,321		99		3,633,458
45% - 60%		18,134		5,499,764		279		5,518,177
60% - 90%		5,510		2,120,466		1,066		2,127,042
> 90%		5,138		101,997		13,853,664		13,960,799
TOTAL	Ps.	190,819,121	Ps.	26,898,573	Ps.	13,855,743	Ps.	231,573,437

	December 31, 2020
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	160,410,317	Ps.	6,205,666	Ps.	7	Ps.	166,615,990
7.5% - 15%		6,054,623		3,204,615		198		9,259,436
15% - 22.5%		612,299		2,731,542		9		3,343,850
22.5% - 30%		197,377		2,111,235		25		2,308,637
30% - 45%		157,726		5,802,907		77,935		6,038,568
45% - 60%		48,428		3,305,930		84,507		3,438,865
60% - 90%		3,400		3,133,570		242,787		3,379,757
> 90%		5,478		92,734		11,963,850		12,062,062
TOTAL	Ps.	167,489,648	Ps.	26,588,199	Ps.	12,369,318	Ps.	206,447,165

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Commercial

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	97,948,422	Ps.	3,979,842	Ps.	28	Ps.	101,928,292
7.5% - 15%		2,351,842		469,870		188		2,821,900
15% - 22.5%		441,936		1,650,110		—		2,092,046
22.5% - 30%		44,434		1,019,403		—		1,063,837
30% - 45%		48,970		965,305		—		1,014,275
45% - 60%		15,318		3,600,621		164		3,616,103
60% - 90%		5,195		57,424		—		62,619
> 90%		2,263		5,400		9,421,069		9,428,732
TOTAL	Ps.	100,858,380	Ps.	11,747,975	Ps.	9,421,449	Ps.	122,027,804

	December 31, 2020
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	91,482,201	Ps.	3,063,730	Ps.	3	Ps.	94,545,934
7.5% - 15%		706,295		963,330		7		1,669,632
15% - 22.5%		195,341		933,973		—		1,129,314
22.5% - 30%		87,872		429,489		2		517,363
30% - 45%		104,057		3,299,369		205		3,403,631
45% - 60%		43,273		1,084,590		23		1,127,886
60% - 90%		2,645		60,967		10		63,622
> 90%		4,452		8,252		8,516,852		8,529,556
TOTAL	Ps.	92,626,136	Ps.	9,843,700	Ps.	8,517,102	Ps.	110,986,938

Consumer

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	57,159,315	Ps.	2,084,770	Ps.	356	Ps.	59,244,441
7.5% - 15%		6,187,490		1,508,771		1		7,696,262
15% - 22.5%		319,342		772,795		24		1,092,161
22.5% - 30%		70,402		1,143,141		35		1,213,578
30% - 45%		70,804		1,547,538		83		1,618,425
45% - 60%		1,297		1,129,306		115		1,130,718
60% - 90%		215		1,550,628		1,063		1,551,906
> 90%		2,875		91,777		3,247,002		3,341,654
TOTAL	Ps.	63,811,740	Ps.	9,828,726	Ps.	3,248,679	Ps.	76,889,145

	December 31, 2020
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	45,952,378	Ps.	2,145,102	Ps.	—	Ps.	48,097,480
7.5% - 15%		4,949,864		1,092,553		189		6,042,606
15% - 22.5%		400,447		956,769		8		1,357,224
22.5% - 30%		98,380		1,114,336		7		1,212,723
30% - 45%		46,334		1,771,603		77,728		1,895,665
45% - 60%		4,745		1,732,311		84,479		1,821,535
60% - 90%		347		2,488,943		242,773		2,732,063
> 90%		1,026		81,109		2,594,026		2,676,161
TOTAL	Ps.	51,453,521	Ps.	11,382,726	Ps.	2,999,210	Ps.	65,835,457

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Mortgage

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	22,224,572	Ps.	369,997	Ps.	—	Ps.	22,594,569
7.5% - 15%		476,755		1,302,129		—		1,778,884
15% - 22.5%		22,014		1,066,616		1		1,088,631
22.5% - 30%		12,899		301,834		2		314,735
30% - 45%		6,909		991,992		16		998,917
45% - 60%		—		769,729		—		769,729
60% - 90%		—		471,393		3		471,396
> 90%		—		4,820		1,098,635		1,103,455
TOTAL	Ps.	22,743,149	Ps.	5,278,510	Ps.	1,098,657	Ps.	29,120,316

	December 31, 2020
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	18,223,127	Ps.	996,792	Ps.	4	Ps.	19,219,923
7.5% - 15%		298,817		1,148,718		2		1,447,537
15% - 22.5%		12,876		840,653		1		853,530
22.5% - 30%		845		567,375		16		568,236
30% - 45%		2,217		731,359		2		733,578
45% - 60%		—		456,779		5		456,784
60% - 90%		—		472,887		4		472,891
> 90%		—		3,309		802,983		806,292
TOTAL	Ps.	18,537,882	Ps.	5,217,872	Ps.	803,017	Ps.	24,558,771

Microcredit

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	66,191	Ps.	27	Ps.	—	Ps.	66,218
7.5% - 15%		100,613		—		—		100,613
15% - 22.5%		6,154		—		—		6,154
22.5% - 30%		12,487		720		—		13,207
30% - 45%		355		1,486		—		1,841
45% - 60%		1,519		108		—		1,627
60% - 90%		100		41,021		—		41,121
> 90%		—		—		86,958		86,958
TOTAL	Ps.	187,419	Ps.	43,362	Ps.	86,958	Ps.	317,739

	December 31, 2020
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	59,072	Ps.	42	Ps.	—	Ps.	59,114
7.5% - 15%		99,647		14		—		99,661
15% - 22.5%		3,635		147		—		3,782
22.5% - 30%		10,280		35		—		10,315
30% - 45%		5,118		576		—		5,694
45% - 60%		410		32,250		—		32,660
60% - 90%		408		110,773		—		111,181
> 90%		—		64		49,850		49,914
TOTAL	Ps.	178,570	Ps.	143,901	Ps.	49,850	Ps.	372,321

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Interbank and overnight funds

December 31, 2021
Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	3,216,828	Ps.	—	Ps.	—	Ps.	3,216,828
7.5% - 15%		1,605		—		—		1,605
15% - 22.5%		—		—		—		—
22.5% - 30%		—		—		—		—
30% - 45%		—		—		—		—
45% - 60%		—		—		—		—
60% - 90%		—		—		—		—
> 90%		—		—		—		—
TOTAL	Ps.	3,218,433	Ps.	—	Ps.	—	Ps.	3,218,433

December 31, 2020
Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	4,693,539	Ps.	—	Ps.	—	Ps.	4,693,539
7.5% - 15%		—		—		—		—
15% - 22.5%		—		—		—		—
22.5% - 30%		—		—		—		—
30% - 45%		—		—		—		—
45% - 60%		—		—		—		—
60% - 90%		—		—		—		—
> 90%		—		—		139		139
TOTAL	Ps.	4,693,539	Ps.	—	Ps.	139	Ps.	4,693,678

Loan commitments and financial guarantee contracts

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	43,415,038	Ps.	263,329	Ps.	667	Ps.	43,679,034
7.5% - 15%		1,495,285		117,201		75		1,612,561
15% - 22.5%		38,875		2,034,625		153		2,073,653
22.5% - 30%		16,802		80,460		404		97,666
30% - 45%		5,874		114,349		1,478		121,701
45% - 60%		442		175,708		1,408		177,558
60% - 90%		199		69,091		1,274		70,564
> 90%		30		1,023		102,531		103,584
TOTAL	Ps.	44,972,545	Ps.	2,855,786	Ps.	107,990	Ps.	47,936,321

	December 31, 2020
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	34,214,046	Ps.	104,370	Ps.	257	Ps.	34,318,673
7.5% - 15%		1,066,050		117,141		433		1,183,624
15% - 22.5%		35,947		881,508		10		917,465
22.5% - 30%		17,481		83,533		22		101,036
30% - 45%		7,962		219,634		451		228,047
45% - 60%		1,448		277,620		1,966		281,034
60% - 90%		40		114,813		2,398		117,251
> 90%		6		1,451		3,823		5,280
TOTAL	Ps.	35,342,980	Ps.	1,800,070	Ps.	9,360	Ps.	37,152,410

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

a)	Trading investment in debt securities

	December 31, 2021		December 31, 2020
Investment grade
Sovereign (*)	Ps.	2,809,142	Ps.	2,904,210
Other public entities (**)		11,219		187,295
Corporate		114		46,168
Financial entities		544,748		1,301,917
Total investment grade	Ps.	3,365,223	Ps.	4,439,590
Speculative grade
Sovereign (*)	Ps.	162,673	Ps.	129,081
Other public entities (**)		238,291		—
Corporate		41,385		9,359
Financial entities		931,728		200,901
Multilaterals		1,923		2,007
Total Speculative grade	Ps.	1,376,000	Ps.	341,348
Without grade or not available
Corporate	Ps.	64	Ps.	55
Total without grade or not available	Ps.	64	Ps.	55
	Ps.	4,741,287	Ps.	4,780,993

(*)    A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities, including public administrations in general including regional and local governments.

b)	Investments in debt securities at FVOCI

	December 31, 2021
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	17,412,750	Ps.	—	Ps.	—	Ps.	17,412,750
Other public entities (**)		132,804		—		—		132,804
Central banks		251,370		—		—		251,370
Corporate		382,041		—		—		382,041
Financial entities		2,076,597		—		—		2,076,597
Multilaterals		437,262		—		—		437,262
Total investment grade	Ps.	20,692,824	Ps.	—	Ps.	—	Ps.	20,692,824
Speculative grade
Sovereign (*)	Ps.	11,391,676	Ps.	—	Ps.	—	Ps.	11,391,676
Other public entities (**)		690,109		—		—		690,109
Central banks		1,606,349		—		—		1,606,349
Corporate		545,247		—		—		545,247
Financial entities		2,124,321		—		—		2,124,321
Multilaterals		25,085		—		—		25,085
Total speculative grade	Ps.	16,382,787	Ps.	—	Ps.	—	Ps.	16,382,787
Without Grade or Not available
Corporate	Ps.	414,249	Ps.	—	Ps.	—	Ps.	414,249
Financial Entities		4,006		—		—		4,006
Total Without Grade or Not available	Ps.	418,255	Ps.	—	Ps.	—	Ps.	418,255
	Ps.	37,493,866	Ps.	—	Ps.	—	Ps.	37,493,866

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	December 31, 2020
		Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	16,266,158	Ps.	—	Ps.	—	Ps.	16,266,158
Other public entities (**)		461,072		—		—		461,072
Central banks		196,524						196,524
Corporate		529,443		—		—		529,443
Financial entities		1,618,569		—		—		1,618,569
Multilaterals		192,699		—		—		192,699
Total investment grade	Ps.	19,264,465	Ps.	—	Ps.	—	Ps.	19,264,465
Speculative grade
Sovereign (*)	Ps.	6,227,407	Ps.	16,956	Ps.	—	Ps.	6,244,363
Central banks		1,666,050		348		—		1,666,398
Corporate		478,079		—		—		478,079
Financial entities		1,293,864		—				1,293,864
Multilaterals		19,187		—		—		19,187
Total speculative grade	Ps.	9,684,587	Ps.	17,304	Ps.	—	Ps.	9,701,891
	Ps.	28,949,052	Ps.	17,304	Ps.	—	Ps.	28,966,356

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

c)	Investments in debt securities at amortized cost

	December 31, 2021
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	1,596,941	Ps.	—	Ps.	—	Ps.	1,596,941
Financial entities		12,096		—		—		12,096
Total investment grade	Ps.	1,609,037	Ps.	—	Ps.	—	Ps.	1,609,037
Speculative grade
Other public entities (**)	Ps.	3,696,298	Ps.	—	Ps.	—	Ps.	3,696,298
Corporate		67,332		—		—		67,332
Financial Entities		55,657		—		—		55,657
Total speculative grade	Ps.	3,819,287	Ps.	—	Ps.	—	Ps.	3,819,287
Without Grade or Not available
Corporate	Ps.	133,149	Ps.	133,262	Ps.	—	Ps.	266,411
Financial Entities		60,488		19,847		—		80,335
Total Without Grade or Not available	Ps.	193,637	Ps.	153,109	Ps.	—	Ps.	346,746
	Ps.	5,621,961	Ps.	153,109	Ps.	—	Ps.	5,775,070

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

	December 31, 2020
		Stage 1		Stage 2			Stage 3		Total
Investment grade
Sovereign (*)	Ps.	1,708,927	Ps.	—		Ps.	—	Ps.	1,708,927
Other public entities (**)		3,378,438		—			—		3,378,438
Financial entities		169,232		—			—		169,232
Total investment grade	Ps.	5,256,597	Ps.	—		Ps.	—	Ps.	5,256,597
Speculative grade
Corporate	Ps.	204,625	Ps.	—	Ps.		—	Ps.	204,625
Financial entities		113,757		5,149			—		118,906
Total speculative grade	Ps.	318,382	Ps.	5,149		Ps.	—	Ps.	323,531
	Ps.	5,574,979	Ps.	5,149		Ps.	—	Ps.	5,580,128

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

d)	Other accounts receivable at FVTPL

	December 31, 2021		December 31, 2020
Investment grade
Sovereign (*)	Ps.	3,228,480	Ps.	2,958,385
Total investment grade	Ps.	3,228,480	Ps.	2,958,385

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

e)	Other accounts receivable at amortized cost

		December 31, 2021
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivable and contract assets for corporate customers	Ps.	10,384,254	Ps.	—	Ps.	—	Ps.	—	Ps.	10,384,254
Other accounts receivable related to gas, energy services, contributions and others		1,051,546		83,952		159,333		—		1,294,831
Other receivables using simplified approach
Other accounts receivable from individual customers		—		—		—		4,502,442		4,502,442
Total other receivables	Ps.	11,435,800	Ps.	83,952	Ps.	159,333	Ps.	4,502,442	Ps.	16,181,527

		December 31, 2020
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivable and contract assets for corporate customers	Ps.	7,238,645	Ps.	—	Ps.	—	Ps.	—	Ps.	7,238,645
Other accounts receivable related to gas, energy services, contributions and others		965,745		151,179		176,500		—		1,293,424
Other receivables using simplified approach
Other accounts receivable from individual customers		—		—		—		3,848,940		3,848,940
Total other receivables	Ps.	8,204,390	Ps.	151,179	Ps.	176,500	Ps.	3,848,940	Ps.	12,381,009

Evaluated using general approach

The following table provides information about the exposure to credit risk for other accounts receivable and contract assets for corporate customers as of December 31, 2021, and 2020. The credit quality of these financial assets follows the methodology of the probability of default of Debt securities and other liquid financial assets (See note 4.1.5).

	December 31, 2021
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	9,860,003	Ps.	—	Ps.	—	Ps.	9,860,003
Financial entities		524,251		—		—		524,251
Total investment grade	Ps.	10,384,254	Ps.	—	Ps.	—	Ps.	10,384,254

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

	December 31, 2020
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	6,773,024	Ps.	—	Ps.	—	Ps.	6,773,024
Financial entities		465,621		—		—		465,621
Total investment grade	Ps.	7,238,645	Ps.	—	Ps.	—	Ps.	7,238,645

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following table provides information about the exposure to credit risk by segment for accounts receivable related to gas and energy services, the methodology used to estimate the ECLs is the same used for Loan and Receivable (See note 4.1.5):

	December 31, 2021
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	153,917	Ps.	—	Ps.	—	Ps.	153,917
Gas		656,962		80,326		72,759		810,047
Energy		73,084		3,626		86,574		163,284
Other accounts receivable		167,583		—		—		167,583
Total segmentation	Ps.	1,051,546	Ps.	83,952	Ps.	159,333	Ps.	1,294,831

	December 31, 2020
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	150,972	Ps.	—	Ps.	—	Ps.	150,972
Gas		527,230		144,339		91,907		763,476
Energy		75,350		6,840		84,593		166,783
Other accounts receivable		212,193		—		—		212,193
Total segmentation	Ps.	965,745	Ps.	151,179	Ps.	176,500	Ps.	1,293,424

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

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers as of December 31, 2021 and 2020.

	Weighted-	Gross
	average loss	carrying		Loss		Credit-
December 31, 2021	rate	amount		allowance		impaired
0–30 days past due	1.24%		3,189,052		39,473	—
31–60 days past due	2.22%		678,002		15,081	—
61–90 days past due	13.42%		56,125		7,534	—
More than 90 days past due	42.49%		579,263		246,102	579,263
		Ps.	4,502,442	Ps.	308,190

	Weighted-	Gross
	average loss	carrying		Loss		Credit-
December 31, 2020	rate	amount		allowance		impaired
0–30 days past due	0.60%		2,773,642		16,570	—
31–60 days past due	0.56%		637,251		3,587	—
61–90 days past due	24.19%		43,874		10,611	—
More than 90 days past due	63.35%		394,173		249,700	394,173
		Ps.	3,848,940	Ps.	280,468

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

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

f)	Derivative instruments

The details of credit rating determined by independent credit rating agents of counterparties in trading derivative and hedge derivatives are as follows.

Credit worthiness	December 31, 2021		December 31, 2020
Investment grade	Ps.	986,231	Ps.	972,729
Speculative		1,504		9,274
Without grade or not available		219,422		308,141
Total	Ps.	1,207,157	Ps.	1,290,144

The following table shows an analysis of counterparty credit exposures that arise from derivative transactions. Transactions derived from Grupo Aval are generally fully guaranteed with cash:

Trading derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		amount		value		amount		value
2021
Derivative assets	Ps.	63,868,342	Ps.	1,162,909	Ps.	18,568,369	Ps.	5,441
Derivative liabilities		57,021,642		1,049,910		11,681,893		8,648
2020
Derivative assets	Ps.	33,810,221	Ps.	1,133,924	Ps.	2,919,623	Ps.	—
Derivative liabilities		36,465,423		1,452,574		5,225,408		1,165

Hedging derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		amount		value		amount		value
2021
Derivative assets	Ps.	2,077,334	Ps.	44,248	Ps.	1,469,048	Ps.	—
Derivative liabilities		5,001,665		55,813		2,857,279		—
2020
Derivative assets	Ps.	3,732,435	Ps.	156,220	Ps.	1,577,234	Ps.	—
Derivative liabilities		1,326,995		56,627		387,873		—

Derivative transactions of Grupo Aval are collateralized by cash of Ps (1,012,678) as of December 31, 2021, and of Ps. 429,544 as of December 31, 2020, see note 4.1.10 “Offset of financial assets and financial liabilities”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

g)	Cash and cash equivalents

Grupo Aval held cash and cash equivalents of Ps. 36,642,829 as of December 31, 2021 (2020: Ps. 34,025,535). The cash and cash equivalents are held in central banks and financial institution counterparties. The following table shows an analysis of counterparty credit exposures:

	December 31, 2021		December 31, 2020
Investment grade	Ps.	16,351,608	Ps.	16,273,954
Central bank		5,113,247		3,943,832
Financial entities		11,238,361		12,328,559
Others		—		1,563
Speculative grade		13,820,904		11,319,651
Central bank		11,200,970		9,900,155
Financial entities		2,619,934		1,419,496
Without grade or not available		72,756		93,920
Financial entities		72,756		93,920
Cash and cash equivalent with third parties	Ps.	30,245,268	Ps.	27,687,525
Cash held by entity (**)		6,397,561		6,338,010
Total	Ps.	36,642,829	Ps.	34,025,535

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

Credit risk management includes the following activities:

●	Analysis of credit risk: For commercial lending, tools are used for the individual evaluation of credits based on payment capacity supported on cash generation, credit rating models with inputs from historical and projected financial condition, and on the payment history of the debtor with the financial sector. For interbank and overnight funds, the Camel Model is used to analyze financial institutions according to six factors represented by capital adequacy, assets quality, management, earnings, liquidity, and sensitivity. For consumer lending (including mortgages and auto financing), scoring models are based on socio-demographic variables and payment history.
●	Evaluation of collateral security / guarantees with appropriate debt coverage in accordance with the credit policies of each financial subsidiary. Collateral security includes mortgages on real estate, pledge on assets, cash deposits and investments.
●	Evaluation of the liquidity of the collateral security / guarantees received.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

collateral. The value of the collateral for residential mortgage loans is based on the collateral value at origination updated based on changes in house price indices. For credit-impaired loans the value of collateral is based on the most recent appraisals.

	December 31, 2021		December 31, 2020
LTV ratio
Less than 50%	Ps.	9,023,386	Ps.	7,995,750
51 – 70%		9,821,038		8,341,911
71 – 90%		8,588,798		6,675,478
91 – 100%		1,347,872		1,251,401
More than 100%		339,222		294,231
Total	Ps.	29,120,316	Ps.	24,558,771

Credit-impaired mortgage loans

	December 31, 2021		December 31, 2020
LTV ratio
Less than 50%	Ps.	230,561	Ps.	192,426
51 – 70%		346,707		254,087
More than 70%		521,389		356,504
Total	Ps.	1,098,657	Ps.	803,017

As of December 31, 2021, and 2020, the following chart shows the detail of the credit portfolio per type of guarantees received.

									Interbank and
December 31, 2021	Commercial		Consumer		Mortgages		Microcredit		overnight funds		Total
Unsecured credits	Ps.	59,158,224	Ps.	66,439,942	Ps.	8,615	Ps.	199,049	Ps.	920,517	Ps.	126,726,347
Loans secured by other banks		130,507		2,873		—		—		—		133,380
Collateralized credits:
Mortgages		722,048		100,014		27,072,481		944		—		27,895,487
Other real estate		26,764,073		1,691,761		5,019		211		—		28,461,064
Investments in equity instruments		446,066		—		—		—		—		446,066
Deposits in cash or cash equivalents		1,970,279		222,014		—		—		—		2,192,293
Leased machineries and vehicles		8,726,191		361,770		1,969,170		—		—		11,057,131
Fiduciary agreements, standby letters and guarantee funds		10,071,120		32,225		64,975		114,188		—		10,282,508
Pledged income		3,814,831		—		—		—		—		3,814,831
Pledges		5,443,246		7,953,877		56		124		—		13,397,303
Other assets		4,781,219		84,669		—		3,223		2,297,916		7,167,027
Total gross loan portfolio	Ps.	122,027,804	Ps.	76,889,145	Ps.	29,120,316	Ps.	317,739	Ps.	3,218,433	Ps.	231,573,437

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2021, and 2020, the following chart sets out the carrying amount and the value of identifiable collateral (mainly commercial property) for commercial loans held by Grupo Aval at a consolidated level:

	December 31, 2021				December 31, 2020
	Carrying Amount		Collateral		Carrying Amount		Collateral
Stages 1 and 2	Ps.	29,813,813	Ps.	27,396,891	Ps.	26,518,457	Ps.	24,473,502
Stage 3		2,989,892		2,691,236		2,516,373		2,397,219
	Ps.	32,803,705	Ps.	30,088,127	Ps.	29,034,830	Ps.	26,870,721

4.1.5          Amounts arising from Expected Credit Loss (ECL)

Definition of Default

Grupo Aval considers a financial asset to be in default when:

●	The borrower is unlikely to pay its credit obligations to Grupo Aval in full. Without prejudice, Grupo Aval takes actions such as realizing collateral (if any is held);
●	The borrower is more than 90 days past due on any material credit obligation other than mortgages to Grupo Aval. Overdrafts are considered past due once the customer has breached the allowed tenor or been advised of the reduction of the limit;
●	For mortgages, when the borrower is more than 180 days past due in Colombia, and 90 days past due in Central America;
●	The borrower is in a state of restructuring, bankruptcy proceedings or business reorganization.
●	In the case of fixed income financial securities, the following concepts among others apply:
-	External rating of the issuer or instrument in rating D under Standard & Poor’s and Fitch Ratings scale or rating C under Moody’s scale;
-	Contractual payments are not made on the due date;
-	There is a very high probability of suspension of payments;
-	The issuer likely to go bankrupt or file for bankruptcy or similar action; or
-	The financial asset no longer has an active market given its financial difficulties.

In assessing whether a borrower is in default, Grupo Aval considers indicators as follows:

●	Qualitative: e.g. breaches of non-financial covenants;
●	Quantitative: e.g. breaches of financial covenants, overdue status and non-payment of another obligation of the same issuer to Grupo Aval; and

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

Measurement of ECL

The measurement of expected credit losses is a calculation that involves an important number of interrelated inputs and assumptions, such as the financial asset’s probability of default, loss given default and exposure at default, which are modelled based on macroeconomic variables. Furthermore, the economic impact caused by COVID-19 on the determination of the ECL required the application of expert credit judgment that involved the current situation. See Note 1.1 Other events.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval will monitor the effectiveness of the criteria used in identifying significant increases in credit risk through regular reviews to confirm that:

●	The criteria are useful in identifying significant increases in credit risk before an exposure is in default;
●	The criteria align with the point in time when an asset becomes over 30 days past due;
●	The average time between the identification of a significant increase in credit risk and default appears reasonable;
●	Exposures are not generally transferred directly from 12-month ECL measurement to credit-impaired; and
●	There is unwarranted volatility in loss allowance from transfers between 12-month ECL and lifetime ECL measurements.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

The B scenario (base case) represents a most-likely outcome. It is aligned with information used by Grupo Aval for other purposes, such as budgeting. The other scenarios represent more optimistic and more pessimistic outcomes with their respective probability of occurrence.

Grupo Aval has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

Changes in economic conditions will be monitored by Grupo Aval´s Entities and subsidiaries to be incorporated into the macroeconomic parameters used to prepare stress scenarios and financial projections. Forward looking information was adjusted, recognizing macroeconomic impacts based on the available information about past events, current conditions and forecasts of economic conditions, considering the impact generated by COVID-19 and the subsequent economic recovery of some regions.

For more information, see Note 1.1 Other events COVID-19 impact.

The economic scenarios used as of December 31, 2021, and 2020 (one-year projections) include the following expected scenarios of key indicators (among others) for Colombia.

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	3.39%	4.19%	5.63%	2.26%	2.69%	3.08%
Interest rate	4.50%	5.25%	6.50%	1.75%	2.25%	2.75%
GDP Growth	3.63%	4.57%	6.19%	3.89%	4.86%	5.85%
Used home prices	(2.20%)	1.18%	4.06%	(2.10%)	0.96%	3.27%
Unemployment rate	12.81%	11.38%	9.74%	16.31%	14.43%	12.90%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The economic scenarios used as of December 31, 2021, and 2020 (one-year projections) include the following expected scenarios of key indicators (among others) for Guatemala.

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	4.46%	3.95%	3.74%	5.31%	3.28%	2.52%
Nominal interest rate variation	0.09%	(0.12%)	(0.30%)	0.04%	(0.27%)	(0.50%)
GDP Growth	3.83%	4.53%	6.49%	1.67%	4.20%	5.84%
Exchange rate	0.29%	(0.25%)	(1.64%)	1.16%	(0.25%)	(1.79%)

The economic scenarios used as of December 31, 2021, and 2020 (one-year projections) include the following expected scenarios of key indicators (among others) for Honduras.

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	4.59%	4.38%	3.32%	3.34%	3.57%	2.54%
Nominal interest rate variation	0.61%	0.07%	(1.15%)	0.20%	(0.21%)	(0.50%)
GDP Growth	2.81%	4.53%	4.92%	2.03%	3.94%	4.71%
Exchange rate	0.91%	0.15%	(2.47%)	1.91%	0.92%	(0.55%)

The economic scenarios used as of December 31, 2021, and 2020 (one-year projections) include the following expected scenarios of key indicators (among others) for El Salvador. It is important to mention that it is a dollarized economy, so devaluation does not apply to it.

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	1.13%	2.18%	3.34%	1.22%	0.23%	(0.23%)
Nominal interest rate variation	(0.03%)	0.69%	1.45%	1.10%	0.40%	(0.08%)
GDP Growth	4.43%	3.42%	1.53%	1.96%	3.60%	4.69%

The economic scenarios used as of December 31, 2021, and 2020 (one-year projections) include the following expected scenarios of key indicators (among others) for Nicaragua. It is important to mention that it is a dollarized economy, so devaluation does not apply to it.

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	5.68%	4.14%	2.30%	3.67%	2.78%	2.49%
Nominal interest rate variation	3.73%	0.75%	(0.98%)	1.05%	0.11%	(1.38%)
GDP Growth	0.28%	3.31%	4.54%	(2.28%)	0.14%	2.12%

The economic scenarios used as of December 31, 2021, and 2020 (one-year projections) include the following expected scenarios of key indicators (among others) for Costa Rica.

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	4.13%	3.33%	1.53%	2.22%	0.98%	0.75%
Nominal interest rate variation	1.59%	0.03%	(1.11%)	2.28%	1.82%	(0.01%)
GDP Growth	2.86%	3.32%	4.86%	0.93%	2.98%	4.27%
Exchange rate	6.84%	1.39%	0.00%	5.22%	3.67%	2.19%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The economic scenarios used as of December 31, 2021, and 2020 (one-year projections) include the following expected scenarios of key indicators (among others) for Panamá. It is important to mention that it is a dollarized economy, so devaluation does not apply to it.

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	3.78%	2.86%	2.17%	1.89%	0.23%	(0.29%)
Nominal interest rate variation	0.89%	0.84%	0.37%	0.21%	0.02%	(0.13%)
GDP Growth	3.35%	5.12%	8.03%	2.37%	4.04%	6.34%

The scenario probability weightings applied as of December 31, 2021, and 2020 in measuring ECL are as follows.

Colombia

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	23%	57%	20%	23%	55%	22%

Guatemala

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	10%	55%	35%	10%	65%	25%

Honduras

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	15%	60%	25%	15%	65%	20%

El Salvador

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	30%	60%	10%	20%	65%	15%

Nicaragua

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	25%	55%	20%	20%	65%	15%

Costa Rica

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	15%	65%	20%	35%	60%	5%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Panamá

	2021			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	15%	60%	25%	30%	60%	10%

The table below shows the loss allowance on loans assuming each forward-looking scenario (e.g. scenario A, B and C) were weighted 100% instead of applying scenario probability weights across the three scenarios.

		December 31, 2021					December 31, 2020
	Scenario A		Scenario B		Scenario C		Scenario A		Scenario B		Scenario C
Gross Exposure
Commercial	Ps.	122,027,804	Ps.	122,027,804	Ps.	122,027,804	Ps.	110,986,938	Ps.	110,986,938	Ps.	110,986,938
Consumer		76,889,145		76,889,145		76,889,145		65,835,457		65,835,457		65,835,457
Mortgages		29,120,316		29,120,316		29,120,316		24,558,771		24,558,771		24,558,771
Microcredit		317,739		317,739		317,739		372,321		372,321		372,321
Interbank and overnight founds		3,218,433		3,218,433		3,218,433		4,693,678		4,693,678		4,693,678
Total gross exposure	Ps.	231,573,437	Ps.	231,573,437	Ps.	231,573,437	Ps.	206,447,165	Ps.	206,447,165	Ps.	206,447,165

Loss Allowance
Commercial	Ps.	5,720,145	Ps.	5,830,791	Ps.	5,940,469	Ps.	5,247,205	Ps.	5,270,163	Ps.	5,321,111
Consumer		4,410,869		4,599,286		4,766,627		4,884,759		4,958,046		5,072,691
Mortgages		670,926		732,072		785,675		519,443		552,532		584,010
Microcredit		102,434		105,148		107,139		126,561		123,609		122,413
Interbank and overnight founds		7,198		7,279		7,335		3,251		3,345		3,460
Total Loss Allowance	Ps.	10,911,572	Ps.	11,274,576	Ps.	11,607,245	Ps.	10,781,219	Ps.	10,907,695	Ps.	11,103,685

Proportion of Assets in Stage 2
Commercial		9.8%		10.1%		10.5%		8.6%		8.8%		9.0%
Consumer		11.3%		12.7%		14.0%		17.9%		18.1%		18.7%
Mortgages		16.9%		17.5%		18.2%		20.2%		20.6%		21.2%
Microcredit		13.7%		13.7%		13.7%		8.2%		8.2%		8.2%
Interbank and overnight founds		—%		—%		—%		—%		—%		—%

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
-Information from the different sectors.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

Objective evidence of impairment is the second step in making changes between stages. It is concluded that there is objective evidence of impairment if one the following situations is met:

●	The external credit rating of the issuer, issuer or counterparty is reduced to D on the Standard & Poor´s and Fitch Ratings scale or up to C on the Moody´s scale.
●	Contractual payments are not made on the established dates, terms or grace periods.
●	There is a certainty of suspension of payments.
●	There is a probability that the issuer or counterparty will go into a bankruptcy process.
●	Due to financial difficulties there is no market for financial assets.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

PD value tables are available in S&P Global Ratings: “2020 Annual Sovereign Default Study and Rating Transitions” and “2020 Annual Global Corporate Default Study and Rating Transitions Study”.

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

Grupo Aval´s methodology assigns weights for recovery rates for Sovereigns Debt and Corporates Debt. The recovery rates for Sovereigns Debt rose slightly from 52% in 2020 to 53% in 2021, also the recovery rates for Corporates Debt fell moderately from 47% in 2020 to 46.9% in 2021.

Further information is available and published annually by Moody’s in the “Sovereign default and recovery rates 1983-2020” and “Annual Default Study” reports.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Loss allowance

The table below shows the loss allowance balances as of December 31, 2021 and 2020.

	December 31, 2021
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Loan commercial portfolio	Ps.	655,655	Ps.	1,006,822	Ps.	4,192,268	Ps.	—	Ps.	5,854,745
Loan consumer portfolio		1,066,543		1,396,101		2,118,360		—		4,581,004
Loan mortgage portfolio		93,122		286,903		352,382		—		732,407
Loan microcredit portfolio		6,740		13,291		85,039		—		105,070
Loan interbank and overnight founds portfolio		2,386		—		—		—		2,386
Total loan portfolio	Ps.	1,824,446	Ps.	2,703,117	Ps.	6,748,049	Ps.	—	Ps.	11,275,612
Investments in debt securities at amortized cost		3,297		7,401		—		—		10,698
Other accounts receivable		18,939		16,771		129,449		217,643		382,802
Total loss allowance financial assets at amortized cost	Ps.	1,846,682	Ps.	2,727,289	Ps.	6,877,498	Ps.	217,643	Ps.	11,669,112

Investments in debt securities at FVOCI		123,978		—		—		—		123,978
Loan commitments and financial guarantee contracts		45,916		10,097		6,028		—		62,041
Total loss allowance	Ps.	2,016,576	Ps.	2,737,386	Ps.	6,883,526	Ps.	217,643	Ps.	11,855,131

	December 31, 2020
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Loan commercial portfolio	Ps.	656,830	Ps.	805,097	Ps.	3,818,479	Ps.	—	Ps.	5,280,406
Loan consumer portfolio		1,013,071		1,948,030		1,977,870		—		4,938,971
Loan mortgage portfolio		72,294		225,889		262,721		—		560,904
Loan microcredit portfolio		17,089		60,040		46,910		—		124,039
Loan interbank and overnight founds portfolio		792		—		59		—		851
Total loan portfolio	Ps.	1,760,076	Ps.	3,039,056	Ps.	6,106,039	Ps.	—	Ps.	10,905,171
Investments in debt securities at amortized cost		7,188		7		—		—		7,195
Other accounts receivable		18,136		13,548		107,471		203,902		343,057
Total loss allowance financial assets at amortized cost	Ps.	1,785,400	Ps.	3,052,611	Ps.	6,213,510	Ps.	203,902	Ps.	11,255,423

Investments in debt securities at FVOCI		96,307		179		—		—		96,486
Loan commitments and financial guarantee contracts		57,226		8,679		1,488		—		67,393
Total loss allowance	Ps.	1,938,933	Ps.	3,061,469	Ps.	6,214,998	Ps.	203,902	Ps.	11,419,302

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The table below shows for loans stage 3 individually assessed for ECL the gross amount and loss allowance balances as of December 31, 2021 and 2020.

	December 31, 2021
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	234,321	Ps.	226,767	Ps.	—
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	234,321	Ps.	226,767	Ps.	—

With recognized provision
Commercial	Ps.	7,451,781	Ps.	1,611,433	Ps.	3,063,079
Consumer		1,825		—		1,103
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	7,453,606	Ps.	1,611,433	Ps.	3,064,182
Totals
Commercial		7,686,102		1,838,200		3,063,079
Consumer		1,825		—		1,103
Repos, interbank loans portfolio		—		—		—
Total	Ps.	7,687,927	Ps.	1,838,200	Ps.	3,064,182

	December 31, 2020
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	193,605	Ps.	170,588	Ps.	—
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	193,605	Ps.	170,588	Ps.	—

With recognized provision
Commercial	Ps.	6,771,799	Ps.	1,202,068	Ps.	2,810,985
Consumer		14,840		4,433		5,697
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	6,786,639	Ps.	1,206,501	Ps.	2,816,682
Totals
Commercial		6,965,404		1,372,656		2,810,985
Consumer		14,840		4,433		5,697
Repos, interbank loans portfolio		—		—		—
Total	Ps.	6,980,244	Ps.	1,377,089	Ps.	2,816,682

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

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following tables show the reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument. See note 1.1 “Other events COVID-19”.

Total Loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2019	Ps.	1,824,874	Ps.	1,197,046	Ps.	5,174,267	Ps.	8,196,187
Transfers:
Transfer from stage 1 to stage 2		(231,472)		231,472		—		—
Transfer from stage 1 to stage 3		(132,800)		—		132,800		—
Transfer from stage 2 to stage 3		—		(567,849)		567,849		—
Transfer from stage 3 to stage 2		—		104,502		(104,502)		—
Transfer from stage 2 to stage 1		323,445		(323,445)		—		—
Transfer from stage 3 to stage 1		114,968		—		(114,968)		—
Net remeasurement of loss allowance (4)		(352,578)		632,102		3,696,083		3,975,607
New financial assets originated or purchased		659,037		119,690		203,482		982,209
Financial assets that have been derecognized		(366,590)		(241,128)		(177,357)		(785,075)
Unwind of discount (1)		280		2,155		502,002		504,437
FX and other movements		52,724		49,148		(72,493)		29,379
Write-offs		(38,750)		(44,961)		(4,633,236)		(4,716,947)
Loss allowance as of December 31, 2019	Ps.	1,853,138	Ps.	1,158,732	Ps.	5,173,927	Ps.	8,185,797
Transfers:
Transfer from stage 1 to stage 2		(747,230)		747,230		—		—
Transfer from stage 1 to stage 3		(86,240)		—		86,240		—
Transfer from stage 2 to stage 3		—		(1,121,369)		1,121,369		—
Transfer from stage 3 to stage 2		—		282,952		(282,952)		—
Transfer from stage 2 to stage 1		760,572		(760,572)		—		—
Transfer from stage 3 to stage 1		101,001		—		(101,001)		—
Net remeasurement of loss allowance (3)		163,470		2,134,128		3,330,703		5,628,301
New financial assets originated or purchased		997,855		1,338,601		597,193		2,933,649
Financial assets that have been derecognized		(1,332,641)		(658,999)		(333,365)		(2,325,005)
Unwind of discount (1)		—		—		488,862		488,862
FX and other movements		56,520		(69,694)		3,723		(9,451)
Write-offs		(6,369)		(11,953)		(3,978,660)		(3,996,982)
Loss allowance as of December 31, 2020	Ps.	1,760,076	Ps.	3,039,056	Ps.	6,106,039	Ps.	10,905,171
Transfers:
Transfer from stage 1 to stage 2		(375,884)		375,884		—		—
Transfer from stage 1 to stage 3		(62,711)		—		62,711		—
Transfer from stage 2 to stage 3		—		(1,573,080)		1,573,080		—
Transfer from stage 3 to stage 2		—		493,121		(493,121)		—
Transfer from stage 2 to stage 1		722,124		(722,124)		—		—
Transfer from stage 3 to stage 1		119,424		—		(119,424)		—
Net remeasurement of loss allowance (2)		(512,733)		895,936		3,457,483		3,840,686
New financial assets originated or purchased		1,536,668		1,139,491		1,196,713		3,872,872
Financial assets that have been derecognized		(1,342,958)		(952,975)		(946,763)		(3,242,696)
Unwind of discount (1)		—		—		440,452		440,452
FX and other movements		52,304		206,490		135,859		394,653
Write-offs		(71,864)		(198,682)		(4,664,980)		(4,935,526)
Loss allowance as of December 31, 2021	Ps.	1,824,446	Ps.	2,703,117	Ps.	6,748,049	Ps.	11,275,612
(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2021 versus parameters as of December 31,2020 and the loan portfolio as of December 31, 2021.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2021
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(73,359)	Ps.	588,507	Ps.	139,586	Ps.	654,734

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

The following table further explains changes in the gross carrying amount of the loan portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above. See note 1.1 “Other events COVID-19”.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2019	Ps.	158,886,792	Ps.	7,721,137	Ps.	10,273,912	Ps.	176,881,841
Transfers:
Transfer from stage 1 to stage 2		(11,790,121)		11,790,121		—		—
Transfer from stage 1 to stage 3		(1,632,972)		—		1,632,972		—
Transfer from stage 2 to stage 3		—		(4,150,773)		4,150,773		—
Transfer from stage 2 to stage 1		6,281,477		(6,281,477)		—		—
Transfer from stage 3 to stage 2		—		743,373		(743,373)		—
Transfer from stage 3 to stage 1		582,523		—		(582,523)		—
New financial assets originated or purchased		122,422,192		1,039,653		3,104,714		126,566,559
Financial assets that have been paid		(111,126,183)		(2,838,645)		(3,549,580)		(117,514,408)
Net remeasurement of amortized cost and other receivables		7,920		(534)		9,783		17,169
Write-offs		(38,750)		(44,961)		(4,633,236)		(4,716,947)
FX and other movements		613,810		78,913		201,177		893,900
Total portfolio as of December 31, 2019	Ps.	164,206,688	Ps.	8,056,807	Ps.	9,864,619	Ps.	182,128,114
Transfers:
Transfer from stage 1 to stage 2		(23,112,703)		23,112,703		—		—
Transfer from stage 1 to stage 3		(1,574,736)		—		1,574,736		—
Transfer from stage 2 to stage 3		—		(4,284,347)		4,284,347		—
Transfer from stage 2 to stage 1		5,844,035		(5,844,035)		—		—
Transfer from stage 3 to stage 2		—		686,395		(686,395)		—
Transfer from stage 3 to stage 1		296,597		—		(296,597)		—
New financial assets originated or purchased		118,071,909		8,580,252		5,293,832		131,945,993
Financial assets that have been paid		(110,680,835)		(4,172,476)		(4,327,100)		(119,180,411)
Net remeasurement of amortized cost and other receivables		63,866		27,377		27,407		118,650
Write-offs		(6,369)		(11,953)		(3,978,660)		(3,996,982)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
On business combination(1)		12,198,534		390,932		519,752		13,109,218
FX and other movements		2,182,662		46,544		93,377		2,322,583
Total portfolio as of December 31, 2020	Ps.	167,489,648	Ps.	26,588,199	Ps.	12,369,318	Ps.	206,447,165
Transfers:
Transfer from stage 1 to stage 2		(17,334,957)		17,334,957		—		—
Transfer from stage 1 to stage 3		(1,543,825)		—		1,543,825		—
Transfer from stage 2 to stage 3		—		(7,053,993)		7,053,993		—
Transfer from stage 2 to stage 1		10,061,944		(10,061,944)		—		—
Transfer from stage 3 to stage 2		—		1,610,080		(1,610,080)		—
Transfer from stage 3 to stage 1		530,336		—		(530,336)		—
New financial assets originated or purchased		155,677,465		5,277,942		2,038,453		162,993,860
Financial assets that have been paid		(133,804,657)		(8,410,092)		(4,993,051)		(147,207,800)
Net remeasurement of amortized cost and other receivables		(2,239,801)		2,113		2,269,894		32,206
Write-offs		(71,864)		(198,682)		(4,664,980)		(4,935,526)
FX and other movements		12,054,832		1,809,993		378,707		14,243,532
Total portfolio as of December 31, 2021	Ps.	190,819,121	Ps.	26,898,573	Ps.	13,855,743	Ps.	231,573,437

(1)See note 35 Business combination

The total loan portfolio is composed of commercial loans, consumer loans, mortgage loans, microcredit loans and interbank and overnight funds loan. The following tables show the movement in provision and gross amounts of these portfolios separately:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Commercial loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2019	Ps.	751,966	Ps.	211,926	Ps.	3,393,120	Ps.	4,357,012
Transfers:
Transfer from stage 1 to stage 2		(39,555)		39,555		—		—
Transfer from stage 1 to stage 3		(32,545)		—		32,545		—
Transfer from stage 2 to stage 3		—		(95,381)		95,381		—
Transfer from stage 3 to stage 2		—		20,636		(20,636)		—
Transfer from stage 2 to stage 1		43,460		(43,460)		—		—
Transfer from stage 3 to stage 1		21,431		—		(21,431)		—
Net remeasurement of loss allowance (4)		(178,010)		85,522		1,360,537		1,268,049
New financial assets originated or purchased		332,007		25,185		134,973		492,165
Financial assets that have been derecognized		(220,837)		(40,743)		(157,064)		(418,644)
Unwind of discount (1)		280		2,136		394,476		396,892
FX and other movements		16,214		8,664		(27,709)		(2,831)
Write-offs		(2,374)		(937)		(1,900,944)		(1,904,255)
Loss allowance as of December 31, 2019	Ps.	692,037	Ps.	213,103	Ps.	3,283,248	Ps.	4,188,388
Transfers:
Transfer from stage 1 to stage 2		(106,236)		106,236		—		—
Transfer from stage 1 to stage 3		(14,417)		—		14,417		—
Transfer from stage 2 to stage 3		—		(141,882)		141,882		—
Transfer from stage 3 to stage 2		—		40,930		(40,930)		—
Transfer from stage 2 to stage 1		125,920		(125,920)		—		—
Transfer from stage 3 to stage 1		21,407		—		(21,407)		—
Net remeasurement of loss allowance (3)		(53,544)		641,800		1,682,572		2,270,828
New financial assets originated or purchased		370,537		220,038		133,197		723,772
Financial assets that have been derecognized		(386,384)		(140,133)		(255,008)		(781,525)
Unwind of discount (1)		—		—		360,126		360,126
FX and other movements		9,196		(6,329)		(6,368)		(3,501)
Write-offs		(1,686)		(2,746)		(1,473,250)		(1,477,682)
Loss allowance as of December 31, 2020	Ps.	656,830	Ps.	805,097	Ps.	3,818,479	Ps.	5,280,406
Transfers:
Transfer from stage 1 to stage 2		(67,374)		67,374		—		—
Transfer from stage 1 to stage 3		(8,994)		—		8,994		—
Transfer from stage 2 to stage 3		—		(258,162)		258,162		—
Transfer from stage 3 to stage 2		—		66,035		(66,035)		—
Transfer from stage 2 to stage 1		112,967		(112,967)		—		—
Transfer from stage 3 to stage 1		39,360		—		(39,360)		—
Net remeasurement of loss allowance (2)		(253,424)		401,013		1,322,175		1,469,764
New financial assets originated or purchased		560,490		249,297		330,491		1,140,278
Financial assets that have been derecognized		(396,804)		(242,621)		(502,435)		(1,141,860)
Unwind of discount (1)		—		—		291,393		291,393
FX and other movements		17,031		36,669		45,117		98,817
Write-offs		(4,427)		(4,913)		(1,274,713)		(1,284,053)
Loss allowance as of December 31, 2021	Ps.	655,655	Ps.	1,006,822	Ps.	4,192,268	Ps.	5,854,745
(1)	The unwind of discount on Stage 3 financial assets is reported within “interest income” so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2021 versus parameters as of December 31,2020 and the loan portfolio as of December 31, 2021.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2021
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	26,567	Ps.	539,703	Ps.	85,264	Ps.	651,534

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

The following table further explains changes in the gross carrying amount of the commercial portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above. See note 1.1 “Other events COVID-19”.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2019	Ps.	85,335,262	Ps.	1,931,245	Ps.	7,507,282	Ps.	94,773,789
Transfers:
Transfer from stage 1 to stage 2		(3,399,434)		3,399,434		—		—
Transfer from stage 1 to stage 3		(1,215,930)		—		1,215,930		—
Transfer from stage 2 to stage 3		—		(976,090)		976,090		—
Transfer from stage 2 to stage 1		1,094,712		(1,094,712)		—		—
Transfer from stage 3 to stage 2		—		165,806		(165,806)		—
Transfer from stage 3 to stage 1		251,317		—		(251,317)		—
New financial assets originated or purchased		71,920,832		568,237		1,500,142		73,989,211
Financial assets that have been paid		(65,044,533)		(1,244,422)		(2,224,011)		(68,512,966)
Net remeasurement of amortized cost and other receivables		7,603		(23)		4,696		12,276
Write-offs		(2,374)		(937)		(1,821,926)		(1,825,237)
FX and other movements		389,944		18,609		91,073		499,626
Total portfolio as of December 31, 2019	Ps.	89,337,399	Ps.	2,767,147	Ps.	6,832,153	Ps.	98,936,699
Transfers:
Transfer from stage 1 to stage 2		(6,731,542)		6,731,542		—		—
Transfer from stage 1 to stage 3		(916,057)		—		916,057		—
Transfer from stage 2 to stage 3		—		(1,498,250)		1,498,250		—
Transfer from stage 2 to stage 1		1,322,740		(1,322,740)		—		—
Transfer from stage 3 to stage 2		—		144,864		(144,864)		—
Transfer from stage 3 to stage 1		87,300		—		(87,300)		—
New financial assets originated or purchased		71,146,401		4,795,773		2,779,550		78,721,724
Financial assets that have been paid		(69,056,875)		(1,841,383)		(2,278,856)		(73,177,114)
Net remeasurement of amortized cost and other receivables		25,034		13,721		12,332		51,087
Write-offs		(1,686)		(2,746)		(1,473,250)		(1,477,682)
On business combination(1)		6,451,352		92,410		421,270		6,965,032
FX and other movements		962,070		(36,638)		41,760		967,192

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2020	Ps.	92,626,136	Ps.	9,843,700	Ps.	8,517,102	Ps.	110,986,938
Transfers:
Transfer from stage 1 to stage 2		(8,066,876)		8,066,876		—		—
Transfer from stage 1 to stage 3		(1,110,290)		—		1,110,290		—
Transfer from stage 2 to stage 3		—		(2,298,275)		2,298,275		—
Transfer from stage 2 to stage 1		3,656,278		(3,656,278)		—		—
Transfer from stage 3 to stage 2		—		558,021		(558,021)		—
Transfer from stage 3 to stage 1		252,465		—		(252,465)		—
New financial assets originated or purchased		85,350,477		2,945,805		910,240		89,206,522
Financial assets that have been paid		(78,035,899)		(4,095,600)		(2,794,731)		(84,926,230)
Net remeasurement of amortized cost and other receivables		(925,586)		(55,189)		1,228,575		247,800
Write-offs		(4,427)		(4,913)		(1,274,713)		(1,284,053)
FX and other movements		7,116,102		443,828		236,897		7,796,827
Total portfolio as of December 31, 2021	Ps.	100,858,380	Ps.	11,747,975	Ps.	9,421,449	Ps.	122,027,804

(1)See note 35 Business combination

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Consumer loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2019	Ps.	1,000,009	Ps.	891,884	Ps.	1,556,991	Ps.	3,448,884
Transfers:
Transfer from stage 1 to stage 2		(177,418)		177,418		—		—
Transfer from stage 1 to stage 3		(96,243)		—		96,243		—
Transfer from stage 2 to stage 3		—		(423,627)		423,627		—
Transfer from stage 3 to stage 2		—		73,266		(73,266)		—
Transfer from stage 2 to stage 1		248,656		(248,656)		—		—
Transfer from stage 3 to stage 1		86,614		—		(86,614)		—
Net remeasurement of loss allowance (4)		(142,986)		491,902		2,198,819		2,547,735
New financial assets originated or purchased		300,445		93,015		68,472		461,932
Financial assets that have been derecognized		(141,199)		(192,984)		(15,734)		(349,917)
Unwind of discount (1)		—		19		89,657		89,676
FX and other movements		35,705		34,982		(32,964)		37,723
Write-offs		(35,743)		(43,805)		(2,601,445)		(2,680,993)
Loss allowance as of December 31, 2019	Ps.	1,077,840	Ps.	853,414	Ps.	1,623,786	Ps.	3,555,040
Transfers:
Transfer from stage 1 to stage 2		(589,705)		589,705		—		—
Transfer from stage 1 to stage 3		(67,290)		—		67,290		—
Transfer from stage 2 to stage 3		—		(918,066)		918,066		—
Transfer from stage 3 to stage 2		—		218,402		(218,402)		—
Transfer from stage 2 to stage 1		580,707		(580,707)		—		—
Transfer from stage 3 to stage 1		54,682		—		(54,682)		—
Net remeasurement of loss allowance (3)		191,249		1,215,153		1,480,858		2,887,260
New financial assets originated or purchased		604,215		1,105,837		450,434		2,160,486
Financial assets that have been derecognized		(877,441)		(472,211)		(40,271)		(1,389,923)
Unwind of discount (1)		—		—		107,099		107,099
FX and other movements		42,967		(54,704)		12,913		1,176
Write-offs		(4,153)		(8,793)		(2,369,221)		(2,382,167)
Loss allowance as of December 31, 2020	Ps.	1,013,071	Ps.	1,948,030	Ps.	1,977,870	Ps.	4,938,971
Transfers:
Transfer from stage 1 to stage 2		(290,074)		290,074		—		—
Transfer from stage 1 to stage 3		(52,284)		—		52,284		—
Transfer from stage 2 to stage 3		—		(1,223,251)		1,223,251		—
Transfer from stage 3 to stage 2		—		383,703		(383,703)		—
Transfer from stage 2 to stage 1		549,534		(549,534)		—		—
Transfer from stage 3 to stage 1		53,979		—		(53,979)		—
Net remeasurement of loss allowance (2)		(256,398)		392,840		1,996,796		2,133,238
New financial assets originated or purchased		941,873		836,627		788,765		2,567,265
Financial assets that have been derecognized		(861,113)		(637,177)		(388,768)		(1,887,058)
Unwind of discount (1)		—		—		121,699		121,699
FX and other movements		32,986		138,664		76,474		248,124
Write-offs		(65,031)		(183,875)		(3,292,329)		(3,541,235)
Loss allowance as of December 31, 2021	Ps.	1,066,543	Ps.	1,396,101	Ps.	2,118,360	Ps.	4,581,004
(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2021 versus parameters as of December 31,2020 and the loan portfolio as of December 31, 2021.

December 31, 2021
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(97,455)	Ps.	56,801	Ps.	15,669	Ps.	(24,985)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

The following table further explains changes in the gross carrying amount of the consumer portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above. See note 1.1 “Other events COVID-19”.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2019	Ps.	48,863,858	Ps.	4,377,133	Ps.	2,214,073	Ps.	55,455,064
Transfers:
Transfer from stage 1 to stage 2		(6,703,975)		6,703,975		—		—
Transfer from stage 1 to stage 3		(379,049)		—		379,049		—
Transfer from stage 2 to stage 3		—		(2,673,304)		2,673,304		—
Transfer from stage 2 to stage 1		3,978,012		(3,978,012)		—		—
Transfer from stage 3 to stage 2		—		473,269		(473,269)		—
Transfer from stage 3 to stage 1		223,248		—		(223,248)		—
New financial assets originated or purchased		44,760,635		1,068,595		1,515,569		47,344,799
Financial assets that have been paid		(37,229,958)		(2,063,400)		(1,209,835)		(40,503,193)
Net remeasurement of amortized cost and other receivables		2,873		(144)		3,810		6,539
Write-offs		(35,743)		(43,805)		(2,601,445)		(2,680,993)
FX and other movements		75,586		43,141		99,508		218,235
Total portfolio as of December 31, 2019	Ps.	53,555,487	Ps.	3,907,448	Ps.	2,377,516	Ps.	59,840,451
Transfers:
Transfer from stage 1 to stage 2		(11,366,208)		11,366,208		—		—
Transfer from stage 1 to stage 3		(566,670)		—		566,670		—
Transfer from stage 2 to stage 3		—		(2,317,098)		2,317,098		—
Transfer from stage 2 to stage 1		3,314,200		(3,314,200)		—		—
Transfer from stage 3 to stage 2		—		433,559		(433,559)		—
Transfer from stage 3 to stage 1		125,565		—		(125,565)		—
New financial assets originated or purchased		40,576,605		3,160,656		2,382,100		46,119,361
Financial assets that have been paid		(37,552,539)		(2,109,543)		(1,818,794)		(41,480,876)
Net remeasurement of amortized cost and other receivables		21,838		10,389		12,511		44,738
Write-offs		(4,153)		(8,793)		(2,369,906)		(2,382,852)
On business combination(1)		2,861,841		154,993		48,033		3,064,867
FX and other movements		487,555		99,107		43,106		629,768
Total portfolio as of December 31, 2020	Ps.	51,453,521	Ps.	11,382,726	Ps.	2,999,210	Ps.	65,835,457
Transfers:
Transfer from stage 1 to stage 2		(7,393,087)		7,393,087		—		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Transfer from stage 1 to stage 3		(369,425)		—		369,425		—
Transfer from stage 2 to stage 3		—		(4,014,618)		4,014,618		—
Transfer from stage 2 to stage 1		4,655,119		(4,655,119)		—		—
Transfer from stage 3 to stage 2		—		855,852		(855,852)		—
Transfer from stage 3 to stage 1		178,614		—		(178,614)		—
New financial assets originated or purchased		61,470,863		2,073,804		1,100,860		64,645,527
Financial assets that have been paid		(47,804,215)		(3,777,472)		(1,913,485)		(53,495,172)
Net remeasurement of amortized cost and other receivables		(1,219,014)		8,654		930,405		(279,955)
Write-offs		(65,031)		(183,875)		(3,292,329)		(3,541,235)
FX and other movements		2,904,395		745,687		74,441		3,724,523
Total portfolio as of December 31, 2021	Ps.	63,811,740	Ps.	9,828,726	Ps.	3,248,679	Ps.	76,889,145

(1)See note 35 Business combination

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Mortgage loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2019	Ps.	49,134	Ps.	81,265	Ps.	170,864	Ps.	301,263
Transfers:
Transfer from stage 1 to stage 2		(5,351)		5,351		—		—
Transfer from stage 1 to stage 3		(867)		—		867		—
Transfer from stage 2 to stage 3		—		(25,163)		25,163		—
Transfer from stage 3 to stage 2		—		8,061		(8,061)		—
Transfer from stage 2 to stage 1		25,475		(25,475)		—		—
Transfer from stage 3 to stage 1		5,971		—		(5,971)		—
Net remeasurement of loss allowance (4)		(27,965)		37,178		116,037		125,250
New financial assets originated or purchased		13,514		839		(25)		14,328
Financial assets that have been derecognized		(1,821)		(7,126)		(4,434)		(13,381)
Unwind of discount (1)		—		—		7,413		7,413
FX and other movements		805		5,502		(11,820)		(5,513)
Write-offs		(509)		(136)		(77,157)		(77,802)
Loss allowance balance as of December 31, 2019	Ps.	58,386	Ps.	80,296	Ps.	212,876	Ps.	351,558
Transfers:
Transfer from stage 1 to stage 2		(23,251)		23,251		—		—
Transfer from stage 1 to stage 3		(1,081)		—		1,081		—
Transfer from stage 2 to stage 3		—		(42,052)		42,052		—
Transfer from stage 3 to stage 2		—		21,817		(21,817)		—
Transfer from stage 2 to stage 1		47,117		(47,117)		—		—
Transfer from stage 3 to stage 1		24,517		—		(24,517)		—
Net remeasurement of loss allowance (3)		13,360		232,709		153,075		399,144
New financial assets originated or purchased		14,288		11,638		13,495		39,421
Financial assets that have been derecognized		(64,919)		(45,758)		(37,748)		(148,425)
Unwind of discount (1)		—		—		11,772		11,772
FX and other movements		4,357		(8,661)		(2,822)		(7,126)
Write-offs		(480)		(234)		(84,726)		(85,440)
Loss allowance balance as of December 31, 2020	Ps.	72,294	Ps.	225,889	Ps.	262,721	Ps.	560,904
Transfers:
Transfer from stage 1 to stage 2		(13,038)		13,038		—		—
Transfer from stage 1 to stage 3		(407)		—		407		—
Transfer from stage 2 to stage 3		—		(63,357)		63,357		—
Transfer from stage 3 to stage 2		—		39,998		(39,998)		—
Transfer from stage 2 to stage 1		57,319		(57,319)		—		—
Transfer from stage 3 to stage 1		25,633		—		(25,633)		—
Net remeasurement of loss allowance (2)		11,100		120,809		91,964		223,873
New financial assets originated or purchased		18,987		52,937		77,436		149,360
Financial assets that have been derecognized		(79,057)		(69,155)		(54,845)		(203,057)
Unwind of discount (1)		—		—		13,945		13,945
FX and other movements		2,287		31,157		14,268		47,712
Write-offs		(1,996)		(7,094)		(51,240)		(60,330)
Loss allowance as of December 31, 2021	Ps.	93,122	Ps.	286,903	Ps.	352,382	Ps.	732,407
(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2021 versus parameters as of December 31,2020 and the loan portfolio as of December 31, 2021.

December 31, 2021
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	7,918	Ps.	(1,149)	Ps.	38,678	Ps.	45,447

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

The following table further explains changes in the gross carrying amount of the mortgage portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above. See note 1.1 “Other events COVID-19”.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2019	Ps.	16,788,022	Ps.	1,386,657	Ps.	417,424	Ps.	18,592,103
Transfers:
Transfer from stage 1 to stage 2		(1,626,383)		1,626,383		—		—
Transfer from stage 1 to stage 3		(22,295)		—		22,295		—
Transfer from stage 2 to stage 3		—		(454,152)		454,152		—
Transfer from stage 2 to stage 1		1,195,200		(1,195,200)		—		—
Transfer from stage 3 to stage 2		—		99,768		(99,768)		—
Transfer from stage 3 to stage 1		106,163		—		(106,163)		—
New financial assets originated or purchased		4,402,822		77,453		45,414		4,525,689
Financial assets that have been paid		(2,681,584)		(200,886)		(69,083)		(2,951,553)
Net remeasurement of amortized cost and other receivables		227		359		667		1,253
Write-offs		(509)		(136)		(77,157)		(77,802)
FX and other movements		104,234		17,163		10,596		131,993
Total portfolio as of December 31, 2019	Ps.	18,265,897	Ps.	1,357,409	Ps.	598,377	Ps.	20,221,683
Transfers:
Transfer from stage 1 to stage 2		(4,873,758)		4,873,758		—		—
Transfer from stage 1 to stage 3		(78,406)		—		78,406		—
Transfer from stage 2 to stage 3		—		(452,576)		452,576		—
Transfer from stage 2 to stage 1		1,192,732		(1,192,732)		—		—
Transfer from stage 3 to stage 2		—		105,422		(105,422)		—
Transfer from stage 3 to stage 1		82,870		—		(82,870)		—
New financial assets originated or purchased		3,613,740		600,116		71,195		4,285,051
Financial assets that have been paid		(2,300,117)		(204,162)		(186,591)		(2,690,870)
Net remeasurement of amortized cost and other receivables		18,054		3,267		2,427		23,748
Write-offs		(480)		(234)		(84,041)		(84,755)
On business combination(1)		2,412,556		143,529		50,449		2,606,534
FX and other movements		204,794		(15,925)		8,511		197,380
Total portfolio as of December 31, 2020	Ps.	18,537,882	Ps.	5,217,872	Ps.	803,017	Ps.	24,558,771
Transfers:
Transfer from stage 1 to stage 2		(1,825,942)		1,825,942		—		—
Transfer from stage 1 to stage 3		(57,038)		—		57,038		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Transfer from stage 2 to stage 3		—		(653,342)		653,342		—
Transfer from stage 2 to stage 1		1,712,458		(1,712,458)		—		—
Transfer from stage 3 to stage 2		—		186,783		(186,783)		—
Transfer from stage 3 to stage 1		97,148		—		(97,148)		—
New financial assets originated or purchased		6,241,199		258,285		22,852		6,522,336
Financial assets that have been paid		(3,450,677)		(501,378)		(259,967)		(4,212,022)
Net remeasurement of amortized cost and other receivables		(112,195)		43,422		90,177		21,404
Write-offs		(1,996)		(7,094)		(51,240)		(60,330)
FX and other movements		1,602,310		620,478		67,369		2,290,157
Total portfolio as of December 31, 2021	Ps.	22,743,149	Ps.	5,278,510	Ps.	1,098,657	Ps.	29,120,316

(1)See note 35 Business combination

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Microcredit loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2019	Ps.	23,348	Ps.	11,962	Ps.	52,867	Ps.	88,177
Transfers:
Transfer from stage 1 to stage 2		(9,148)		9,148		—		—
Transfer from stage 1 to stage 3		(3,145)		—		3,145		—
Transfer from stage 2 to stage 3		—		(23,678)		23,678		—
Transfer from stage 3 to stage 2		—		2,539		(2,539)		—
Transfer from stage 2 to stage 1		5,854		(5,854)		—		—
Transfer from stage 3 to stage 1		945		—		(945)		—
Net remeasurement of loss allowance (4)		(3,610)		17,500		20,107		33,997
New financial assets originated or purchased		13,021		651		7		13,679
Financial assets that have been derecognized		(2,348)		(266)		(122)		(2,736)
Unwind of discount (1)		—		—		10,456		10,456
Write-offs		(123)		(83)		(53,542)		(53,748)
Loss allowance balance as of December 31, 2019	Ps.	24,794	Ps.	11,919	Ps.	53,112	Ps.	89,825
Transfers:
Transfer from stage 1 to stage 2		(28,038)		28,038		—		—
Transfer from stage 1 to stage 3		(3,452)		—		3,452		—
Transfer from stage 2 to stage 3		—		(19,369)		19,369		—
Transfer from stage 3 to stage 2		—		1,803		(1,803)		—
Transfer from stage 2 to stage 1		6,825		(6,825)		—		—
Transfer from stage 3 to stage 1		395		—		(395)		—
Net remeasurement of loss allowance (3)		12,346		44,439		15,103		71,888
New financial assets originated or purchased		8,099		1,088		8		9,195
Financial assets that have been derecognized		(3,830)		(873)		(338)		(5,041)
Unwind of discount (1)		—		—		9,865		9,865
Write-offs		(50)		(180)		(51,463)		(51,693)
Loss allowance balance as of December 31, 2020	Ps.	17,089	Ps.	60,040	Ps.	46,910	Ps.	124,039
Transfers:
Transfer from stage 1 to stage 2		(5,398)		5,398		—		—
Transfer from stage 1 to stage 3		(1,026)		—		1,026		—
Transfer from stage 2 to stage 3		—		(28,310)		28,310		—
Transfer from stage 3 to stage 2		—		3,385		(3,385)		—
Transfer from stage 2 to stage 1		2,304		(2,304)		—		—
Transfer from stage 3 to stage 1		452		—		(452)		—
Net remeasurement of loss allowance (2)		(11,869)		(18,726)		46,548		15,953
New financial assets originated or purchased		9,648		630		21		10,299
Financial assets that have been derecognized		(4,050)		(4,022)		(656)		(8,728)
Unwind of discount (1)		—		—		13,415		13,415
Write-offs		(410)		(2,800)		(46,698)		(49,908)
Loss allowance as of December 31, 2021	Ps.	6,740	Ps.	13,291	Ps.	85,039	Ps.	105,070
(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2021 versus parameters as of December 31,2020 and the loan portfolio as of December 31, 2021.

December 31, 2021
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(10,466)	Ps.	(6,848)	Ps.	(25)	Ps.	(17,339)

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

For the years ended December 31, 2021, 2020 and 2019

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

The following table further explains changes in the gross carrying amount of the microcredit portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above. See note 1.1 “Other events COVID-19”.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2019	Ps.	344,722	Ps.	25,374	Ps.	55,601	Ps.	425,697
Transfers:
Transfer from stage 1 to stage 2		(60,329)		60,329		—		—
Transfer from stage 1 to stage 3		(15,698)		—		15,698		—
Transfer from stage 2 to stage 3		—		(47,227)		47,227		—
Transfer from stage 2 to stage 1		13,553		(13,553)		—		—
Transfer from stage 3 to stage 2		—		4,530		(4,530)		—
Transfer from stage 3 to stage 1		1,795		—		(1,795)		—
New financial assets originated or purchased		304,306		2,968		43,589		350,863
Financial assets that have been paid		(258,304)		(7,537)		(46,651)		(312,492)
Write-offs		(123)		(83)		(53,542)		(53,748)
Total portfolio as of December 31, 2019	Ps.	329,922	Ps.	24,801	Ps.	55,597	Ps.	410,320
Transfers:
Transfer from stage 1 to stage 2		(141,195)		141,195		—		—
Transfer from stage 1 to stage 3		(13,603)		—		13,603		—
Transfer from stage 2 to stage 3		—		(16,423)		16,423		—
Transfer from stage 2 to stage 1		14,363		(14,363)		—		—
Transfer from stage 3 to stage 2		—		2,550		(2,550)		—
Transfer from stage 3 to stage 1		862		—		(862)		—
New financial assets originated or purchased		145,350		23,707		60,987		230,044
Financial assets that have been paid		(157,075)		(17,386)		(41,884)		(216,345)
Net remeasurement of amortized cost and other receivables		(4)		—		(1)		(5)
Write-offs		(50)		(180)		(51,463)		(51,693)
Total portfolio as of December 31, 2020	Ps.	178,570	Ps.	143,901	Ps.	49,850	Ps.	372,321
Transfers:
Transfer from stage 1 to stage 2		(49,052)		49,052		—		—
Transfer from stage 1 to stage 3		(7,072)		—		7,072		—
Transfer from stage 2 to stage 3		—		(87,758)		87,758		—
Transfer from stage 2 to stage 1		38,089		(38,089)		—		—
Transfer from stage 3 to stage 2		—		9,424		(9,424)		—
Transfer from stage 3 to stage 1		2,109		—		(2,109)		—
New financial assets originated or purchased		183,192		48		4,501		187,741
Financial assets that have been paid		(158,470)		(35,642)		(24,868)		(218,980)
Net remeasurement of amortized cost and other receivables		463		5,226		20,876		26,565
Write-offs		(410)		(2,800)		(46,698)		(49,908)
Total portfolio as of December 31, 2021	Ps.	187,419	Ps.	43,362	Ps.	86,958	Ps.	317,739

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Interbank and overnight funds

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2019	Ps.	417	Ps.	9	Ps.	425	Ps.	851
Transfers:
Transfer from stage 3 to stage 1		7		—		(7)		—
Net remeasurement of loss allowance (3)		(7)		—		583		576
New financial assets originated or purchased		50		—		55		105
Financial assets that have been derecognized		(385)		(9)		(3)		(397)
Write-offs		(1)		—		(148)		(149)
Loss allowance balance as of December 31, 2019	Ps.	81	Ps.	—	Ps.	905	Ps.	986
Transfers:
Transfer from stage 2 to stage 1		3		(3)		—		—
Net remeasurement of loss allowance (2)		59		27		(905)		(819)
New financial assets originated or purchased		716		—		59		775
Financial assets that have been derecognized		(67)		(24)		—		(91)
Loss allowance balance as of December 31, 2020	Ps.	792	Ps.	—	Ps.	59	Ps.	851
Transfers:
Net remeasurement of loss allowance (1)		(2,142)		—		—		(2,142)
New financial assets originated or purchased		5,670		—		—		5,670
Financial assets that have been derecognized		(1,934)		—		(59)		(1,993)
Loss allowance as of December 31, 2021	Ps.	2,386	Ps.	—	Ps.	—	Ps.	2,386
(1)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2021 versus parameters as of December 31,2020 and the loan portfolio as of December 31, 2021.

December 31, 2021
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	77	Ps.	—	Ps.	—	Ps.	77

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

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of the interbank and overnight funds portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2019	Ps.	7,554,928	Ps.	728	Ps.	79,532	Ps.	7,635,188
Transfers:
New financial assets originated or purchased		1,033,597		(677,600)		—		355,997
Financial assets that have been paid		(5,911,804)		677,600		—		(5,234,204)
Net remeasurement of amortized cost and other receivables		(2,783)		(726)		610		(2,899)
Write-offs		(1)		—		(79,166)		(79,167)
FX and other movements		44,046		—		—		44,046
Total portfolio as of December 31, 2019	Ps.	2,717,983	Ps.	2	Ps.	976	Ps.	2,718,961
Transfers:
New financial assets originated or purchased		2,589,813		—		—		2,589,813
Financial assets that have been paid		(1,614,229)		(2)		(975)		(1,615,206)
Net remeasurement of amortized cost and other receivables		(1,056)		—		138		(918)
On business combination(1)		472,785		—		—		472,785
FX and other movements		528,243		—		—		528,243
Total portfolio as of December 31, 2020	Ps.	4,693,539	Ps.	—	Ps.	139	Ps.	4,693,678
Transfers:
New financial assets originated or purchased		2,431,734		—		—		2,431,734
Financial assets that have been paid		(4,355,396)		—		—		(4,355,396)
Net remeasurement of amortized cost and other receivables		16,531		—		(139)		16,392
FX and other movements		432,025		—		—		432,025
Total portfolio as of December 31, 2021	Ps.	3,218,433	Ps.	—	Ps.	—	Ps.	3,218,433

(1)See note 35 Business combination

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of investments in debt securities at FVOCI portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

Investments in debt securities at FVOCI

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of January 31, 2019	Ps.	20,757	Ps.	31,980	Ps.	46,280	Ps.	99,017
Net remeasurement of loss allowance (4)		(7,696)		(3,564)		(55)		(11,315)
New financial assets originated or purchased		34,575		—		—		34,575
Financial assets that have been derecognized		(3,729)		(27,440)		(45,602)		(76,771)
FX and other movements		(9,827)		(976)		(623)		(11,426)
Loss allowance balance as of December 31, 2019	Ps.	34,080	Ps.	—	Ps.	—	Ps.	34,080
Transfer from stage 1 to stage 2		(298)		298		—		—
Net remeasurement of loss allowance (3)		16,391		50		—		16,441
New financial assets originated or purchased		64,764		—		—		64,764
Financial assets that have been derecognized		(12,954)		(179)		—		(13,133)
FX and other movements		(5,676)		10		—		(5,666)
Loss allowance as of December 31, 2020	Ps.	96,307	Ps.	179	Ps.	—	Ps.	96,486
Transfer from stage 1 to stage 2		(45)		45		—		—
Transfer from stage 2 to stage 1		45		(45)		—		—
Net remeasurement of loss allowance (2)		(13,853)		—		—		(13,853)
New financial assets originated or purchased		78,371		—		—		78,371
Financial assets that have been derecognized		(50,665)		(178)		—		(50,843)
FX and other movements		13,818		(1)		—		13,817
Loss allowance as of December 31, 2021	Ps.	123,978	Ps.	—	Ps.	—	Ps.	123,978

(2)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2021 versus parameters as of December 31, 2020 and the loan portfolio as of December 31, 2021.

December 31, 2021
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(12,852)	Ps.	—	Ps.	—	Ps.	(12,852)

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

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of investments in debt securities at amortized cost portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

Investments in debt securities at amortized cost

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of January 31, 2019	Ps.	71	Ps.	—	Ps.	—	Ps.	71
Net remeasurement of loss allowance (4)		(615)		—		—		(615)
New financial assets originated or purchased		1,353		—		—		1,353
Financial assets that have been derecognized		(64)		—		—		(64)
FX and other movements		(8)		—		—		(8)
Loss allowance as of December 31, 2019	Ps.	737	Ps.	—	Ps.	—	Ps.	737
Net remeasurement of loss allowance (3)		(755)		—		—		(755)
New financial assets originated or purchased		9,023		8		—		9,031
Financial assets that have been derecognized		(1,583)		—		—		(1,583)
FX and other movements		(234)		(1)		—		(235)
Loss allowance as of December 31, 2020	Ps.	7,188	Ps.	7	Ps.	—	Ps.	7,195
Transfer from stage 1 to stage 2		(1,805)		1,805		—		—
Net remeasurement of loss allowance (2)		(2,133)		4,066		—		1,933
New financial assets originated or purchased		2,999		1,443		—		4,442
Financial assets that have been derecognized		(3,831)		—		—		(3,831)
FX and other movements		879		80		—		959
Loss allowance as of December 31, 2021	Ps.	3,297	Ps.	7,401	Ps.	—	Ps.	10,698

(2)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2021 versus parameters as of December 31, 2020 and the loan portfolio as of December 31, 2021.

December 31, 2021
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(225)	Ps.	—	Ps.	—	Ps.	(225)

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

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Other accounts receivable

General approach

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2019	Ps.	19,700	Ps.	11,561	Ps.	66,327	Ps.	97,588
Transfers stages
Transfer from Stage 1 to Stage 3		(19,176)		—		19,176		—
Transfer from Stage 2 to Stage 3		—		(754)		754		—
Net remeasurement of loss allowance		8,062		4,160		28,041		40,263
FX and other movements		(21)		(6)		(23)		(50)
Transfer from general approach to simplified approach		8,996		(1,421)		(10,170)		(2,595)
Write-offs		(4,208)		(534)		(17,308)		(22,050)
Loss allowance as of December 31, 2019	Ps.	13,353	Ps.	13,006	Ps.	86,797	Ps.	113,156
Transfers stages
Net remeasurement of loss allowance		4,901		1,010		33,833		39,744
FX and other movements		107		(468)		60		(301)
Write-offs		(225)		—		(13,219)		(13,444)
Loss allowance as of December 31, 2020	Ps.	18,136	Ps.	13,548	Ps.	107,471	Ps.	139,155
Transfers stages
Net remeasurement of loss allowance		2,378		2,865		41,515		46,758
FX and other movements		(49)		358		1,223		1,532
Write-offs		(1,526)		—		(20,760)		(22,286)
Loss allowance as of December 31, 2021	Ps.	18,939	Ps.	16,771	Ps.	129,449	Ps.	165,159

Simplified approach

	Loss allowance
Loss allowance as of January 1, 2019	Ps.	159,303
Entity deconsolidation		(56)
Provision charged to profit or loss		35,506
Recovery of partial payments from the clients		(11,129)
Write-offs		(13,097)
Exchange gains (losses) in foreign currency		185
Transfer from general approach to simplified approach		2,595
Loss allowance as of December 31, 2019	Ps.	173,307
On business combination		217
Provision charged to profit or loss		45,757
Recovery for partial payments from the clients		(9,144)
Write-offs		(6,256)
Exchange gains (losses) in foreign currency		21
Loss allowance as of December 31, 2020	Ps.	203,902
On business combination		—
Provision charged to profit or loss		44,210
Recovery for partial payments from the clients		(10,670)
Write-offs		(32,850)
Exchange gains (losses) in foreign currency		13,051
Loss allowance as of December 31, 2021	Ps.	217,643

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Loan commitments and financial guarantee contracts

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2019	Ps.	40,715	Ps.	14,358	Ps.	4,355	Ps.	59,428
Transfers:
Transfer from stage 1 to stage 2		(529)		529		—		—
Transfer from stage 1 to stage 3		(172)		—		172		—
Transfer from stage 2 to stage 3		—		(173)		173		—
Transfer from stage 2 to stage 1		8,116		(8,116)		—		—
Transfer from stage 3 to stage 1		3,582		—		(3,582)		—
Net remeasurement of loss allowance		(29,069)		(4,528)		(238)		(33,835)
New loan commitments and financial guarantees issued		22,613		875		627		24,115
FX and other movements		253		—		1		254
Loss allowance as of December 31, 2019	Ps.	45,509	Ps.	2,945	Ps.	1,508	Ps.	49,962
Transfers:
Transfer from stage 1 to stage 2		(1,879)		1,879		—		—
Transfer from stage 1 to stage 3		(417)		—		417		—
Transfer from stage 2 to stage 3		—		(178)		178		—
Transfer from stage 2 to stage 1		1,784		(1,784)		—		—
Transfer from stage 3 to stage 1		1		—		(1)		—
Net remeasurement of loss allowance		(1,230)		3,025		(587)		1,208
New loan commitments and financial guarantees issued		12,582		2,737		(8)		15,311
FX and other movements		876		—		36		912
Loss allowance as of December 31, 2020	Ps.	57,226	Ps.	8,679	Ps.	1,488	Ps.	67,393
Transfers:
Transfer from stage 1 to stage 2		(1,260)		1,260		—		—
Transfer from stage 1 to stage 3		(132)		—		132		—
Transfer from stage 2 to stage 3		—		(169)		169		—
Transfer from stage 3 to stage 2		—		36		(36)		—
Transfer from stage 2 to stage 1		4,585		(4,585)		—		—
Transfer from stage 3 to stage 1		84		—		(84)		—
Net remeasurement of loss allowance		(27,833)		822		(617)		(27,628)
New loan commitments and financial guarantees issued		13,222		4,025		4,924		22,171
FX and other movements		24		29		52		105
Loss allowance as of December 31, 2021	Ps.	45,916	Ps.	10,097	Ps.	6,028	Ps.	62,041

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

Some of the most relevant indicators that are established in the policy, with their respective upper limits are:

●	Concentration indicator that measures the concentration of the economic groups with the highest balance (top20), should not exceed 60% of the portfolio.
●	Concentration indicator that establishes that the concentration of the portfolio with the highest balance in the subsector should not exceed 80% of the subsidiary's equity.
●	Quality of the portfolio that establishes that impaired loans should not exceed 5% of the portfolio.
●	Quality of the portfolio in relation to the past due 30 days should not exceed 3.95%.
●	Indicator that measures the proximity to the regulatory limit of each subsidiary. The indicator cannot reach 90% of the regulatory limit.

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

Concentration by sector

Below is the credit portfolio distribution of Grupo Aval by economic sector as of December 31, 2021, and 2020:

Sector	December 31, 2021%			December 31, 2020%
Consumer services	Ps.	112,664,061	49%	Ps.	96,436,401	47%
Commercial services		47,289,524	20%		45,363,824	22%
Construction		16,207,343	7%		13,723,891	7%
Food, beverage and tobacco		10,734,796	5%		9,765,741	5%
Transportation and communications		7,762,906	3%		7,300,885	4%
Public services		6,526,252	3%		5,628,741	3%
Chemical production		4,905,552	2%		5,867,117	3%
Other industrial and manufacturing products		9,011,548	4%		5,936,370	3%
Agricultural		5,831,197	3%		5,375,932	3%
Government		4,496,895	2%		4,972,124	1%
Trade and tourism		2,697,992	1%		2,893,042	1%
Mining products and oil		1,003,516	—%		941,577	—%
Other		2,441,855	1%		2,241,520	1%
Total of each economic sector	Ps.	231,573,437	100%	Ps.	206,447,165	100%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Concentration by location

The detail of credit risk at the level of Grupo Aval in the different geographic areas determined according to the domicile of the debtor, without taking into consideration loan loss provisions as of December 31, 2021, and 2020 is as follows:

December 31, 2021	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	73,778,600	Ps.	47,488,265	Ps.	11,687,157	Ps.	317,739	Ps.	1,645,364	Ps.	134,917,125
Costa Rica		8,175,904		6,662,962		5,737,863		—		38,379		20,615,108
Panamá		14,955,358		10,905,167		6,197,405		—		211,493		32,269,423
Guatemala		8,609,322		4,072,181		2,458,318		—		16,712		15,156,533
Honduras		5,224,346		3,144,701		1,350,711		—		385,660		10,105,418
El Salvador		3,707,305		3,482,727		1,277,469		—		65,090		8,532,591
United States		4,119,960		11		—		—		796,009		4,915,980
Nicaragua		2,027,088		1,133,029		411,393		—		9		3,571,519
Other countries		1,429,921		102		—		—		59,717		1,489,740
Total gross loan portfolio	Ps.	122,027,804	Ps.	76,889,145	Ps.	29,120,316	Ps.	317,739	Ps.	3,218,433	Ps.	231,573,437

December 31, 2020	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	71,979,346	Ps.	42,601,861	Ps.	10,160,351	Ps.	372,321	Ps.	2,394,473	Ps.	127,508,352
Costa Rica		6,210,008		5,288,997		4,871,091		—		694,011		17,064,107
Panamá (1)		11,977,381		8,769,794		5,044,917		—		969,690		26,761,782
Guatemala		6,737,861		2,980,836		1,980,096		—		331,361		12,030,154
Honduras		4,198,906		2,520,708		1,082,213		—		62,244		7,864,071
El Salvador		2,825,146		2,875,819		1,045,839		—		131,648		6,878,452
United States		4,345,185		—		—		—		—		4,345,185
Nicaragua		1,764,773		797,128		374,264		—		22,022		2,958,187
Other countries		948,332		314		—		—		88,229		1,036,875
Total gross loan portfolio	Ps.	110,986,938	Ps.	65,835,457	Ps.	24,558,771	Ps.	372,321	Ps.	4,693,678	Ps.	206,447,165

(1)See note 35 Business combination

Concentration by currency

The classification of loan portfolio by type of currency is as follows:

December 31, 2021	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	67,590,199	Ps.	54,437,605	Ps.	122,027,804
Consumer		47,424,440		29,464,705		76,889,145
Residential mortgage		11,687,028		17,433,288		29,120,316
Microcredit		317,739		—		317,739
Interbank and overnight funds		1,078,774		2,139,659		3,218,433
Total gross loan portfolio	Ps.	128,098,180	Ps.	103,475,257	Ps.	231,573,437

December 31, 2020	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	67,436,479	Ps.	43,550,459	Ps.	110,986,938
Consumer		42,561,676		23,273,781		65,835,457
Residential mortgage		10,160,198		14,398,573		24,558,771
Microcredit		372,321		—		372,321
Interbank and overnight funds		2,052,909		2,640,769		4,693,678
Total gross loan portfolio	Ps.	122,583,583	Ps.	83,863,582	Ps.	206,447,165

As a December 31, 2021 the loan portfolio in foreign currency represents 44.7% of the total portfolio, equivalent to US$ 25,991. As a December 31, 2020 the loan portfolio in foreign currency represents 40.6%, equivalent to US$ 24,432.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Investment debt securities

Grupo Aval entities monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of credit risk from investment securities is shown below.

Concentration by sector

Trading debt securities (see note 8.1)

The balance of financial assets in investments in trading debt securities includes the following as of December 31, 2021, and 2020:

	December 31,		December 31,
	2021		2020
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	2,746,240	Ps.	2,778,391
Securities issued or secured by other Colombian Government entities		249,510		187,295
Securities issued or secured by other financial entities		1,208,661		1,339,848
Securities issued or secured by non-financial sector entities		9,388		24,975
Others		34,034		32,559
	Ps.	4,247,833	Ps.	4,363,068

In foreign currency
Securities issued or secured by Colombian Government	Ps.	11,712	Ps.	53,588
Securities issued or secured by foreign Governments		213,863		201,312
Securities issued or secured by other financial entities		267,815		162,970
Others		64		55
	Ps.	493,454	Ps.	417,925
Total trading debt securities	Ps.	4,741,287	Ps.	4,780,993

Investments in debt securities mandatorily at FVTPL (see note 9.1)

The balance of financial assets in investments in debt securities mandatorily at FVTPL includes the following as of December 31, 2021, and 2020:

	December 31,		December 31,
	2021		2020
In Colombian Pesos
Others	Ps.	—	Ps.	7,385
Total debt securities mandatorily at FVTPL	Ps.	—	Ps.	7,385

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Investments in debt securities at FVOCI

The balance of financial assets in investments in debt securities at FVOCI includes the following as of December 31, 2021, and 2020:

	December 31,		December 31,
	2021		2020
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	13,897,802	Ps.	11,130,893
Securities issued or secured by other Colombian Government entities		289,582		285,699
Securities issued or secured by other financial entities		877,265		476,499
Securities issued or secured by non-financial sector entities		16,040		25,752
Others		350,386		49,850
	Ps.	15,431,075	Ps.	11,968,693
In foreign currency
Securities issued or secured by Colombian Government	Ps.	2,173,960	Ps.	1,716,306
Securities issued or secured by other Colombian Government entities		533,332		175,374
Securities issued or secured by foreign Governments		12,732,664		9,663,324
Securities issued or secured by central banks		1,857,718		1,862,922
Securities issued or secured by other financial entities		3,327,659		2,435,933
Securities issued or secured by non-financial sector entities		721,670		23,818
Others		715,788		1,119,986
	Ps.	22,062,791	Ps.	16,997,663
Total debt securities at FVOCI	Ps.	37,493,866	Ps.	28,966,356

Investments in debt securities at amortized cost

The balance of financial assets in investments in debt securities at amortized cost includes the following as of December 31, 2021, and 2020:

		December 31,		December 31,
In Colombian Pesos	2021		2020
Securities issued or secured by Colombian Government	Ps.	1,569,076	Ps.	1,674,180
Securities issued or secured by other Colombian Government entities		3,696,298		3,378,438
Others		39,973		—
	Ps.	5,305,347	Ps.	5,052,618
In foreign currency
Securities issued or secured by foreign Governments	Ps.	27,866	Ps.	34,747
Securities issued or secured by other financial entities		148,087		288,138
Securities issued or secured by non-financial sector entities		266,411		165,663
Others		27,359		38,962
	Ps.	469,723	Ps.	527,510
Total investments in debt securities at amortized cost	Ps.	5,775,070	Ps.	5,580,128

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Concentration by location

	As of December 31,
	2021		2020
Colombia	Ps.	28,234,132	Ps.	23,771,178
Costa Rica		4,953,097		3,411,413
Panama		3,925,627		2,762,019
USA		2,649,544		2,851,200
Guatemala		2,275,076		1,899,509
Honduras		2,088,894		1,159,345
Nicaragua		1,139,903		917,257
El Salvador		816,076		919,211
Brazil		735,442		555,091
Mexico		344,855		280,492
Chile		257,825		239,432
Multilateral – Bladex (Foreign Trade Bank of Latin America)		222,023		118,902
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)		114,936		66,860
Peru		97,145		320,468
Multilateral – International Bank for Reconstruction and Development		92,249		—
Multilateral – Inter-American Corporation for the Financing of Infrastructure		27,008		21,194
Dominican Republic		20,547		—
Multilateral – Central American Bank for Economic Integration		8,055		6,937
Paraguay		7,789		—
Germany		—		34,329
Barbados		—		25
Total investments	Ps.	48,010,223	Ps.	39,334,862

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

Sovereign risk exposure arises mainly from Grupo Aval’s banking subsidiaries obligations to maintain certain mandatory deposits in Central Banks and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury department. Most of these exposures are denominated in pesos and are financed through peso denominated repurchase agreements or customer deposits.

As of December 31, 2021, and 2020, the investment portfolio of financial assets in debt instruments is comprised mainly of securities issued or secured by entities of the Republic of Colombia and issued or secured by other Colombian Government entities, which represent 52.42% and 54.35%, respectively of the total portfolio.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Below is the detail of Grupo Aval’s sovereign debt portfolio issued by Central Governments per country:

	December 31, 2021			December 31, 2020
			%			%
Investment grade (1)
Colombia	Ps.	18,186,643	54.50%	Ps.	17,353,357	63.68%
Panama		1,861,644	5.58%		994,002	3.65%
Peru		4,436	0.01%		—	—
Mexico		55,063	0.16%		38,381	0.14%
United States of America		1,711,046	5.13%		2,465,185	9.05%
Chile		—	—%		28,371	0.10%
	Ps.	21,818,832	65.38%	Ps.	20,879,296	76.61%
Speculative (2)
Barbados	Ps.	—	—%	Ps.	25	0.00%
Brazil		30,507	0.09%		—	—%
Colombia		2,212,146	6.63%		—	—%
Chile		3,838	0.01%		—	—%
Costa Rica		4,830,529	14.47%		3,329,871	12.22%
Honduras		1,986,864	5.96%		1,098,432	4.03%
Guatemala		1,555,159	4.66%		1,010,075	3.71%
El Salvador		761,743	2.28%		849,082	3.12%
Nicaragua		173,563	0.52%		85,958	0.32%
	Ps.	11,554,349	34.62%	Ps.	6,373,443	23.39%
	Ps.	33,373,181	100.00%	Ps.	27,252,739	100.00%

Below is the detail of Grupo Aval’s debt portfolio issued by Central Banks:

	December 31, 2021				December 31, 2020
			%			%
Investment Grade (1)
Panama (*)	Ps.	251,370	13.53%	Ps.	196,524	10.55%
	Ps.	251,370	13.53%	Ps.	196,524	10.55%
Speculative (2)
Guatemala	Ps.	605,864	32.61%	Ps.	810,158	43.49%
Costa Rica		43,007	2.32%		30,906	1.66%
Nicaragua		957,478	51.54%		825,334	44.30%
	Ps.	1,606,349	86.47%	Ps.	1,666,398	89.45%
Total sovereign risk	Ps.	34,979,530	100.00%	Ps.	28,919,137	100.00%
(1)	Investment grade includes the risk rating of Fitch Ratings Colombia S.A o F1+ to F3, BRC of Colombia from BRC 1+ to BRC 3 and Standard & Poor’s from AAA to BBB-.
(2)	Speculative or non-investment grade level includes the risk rating of Fitch Ratings Colombia S.A. from B to E, BRC de Colombia from BRC 4 to BRC 6 and Standard & Poor’s from BB+ to D.

(*)    These investments correspond to the National Bank of Panama, which is the official Bank and has the functions of a Central Bank, however, it  does not have the power to issue banknotes or reserve requirements.

4.1.7          Modified Financial Assets - troubled debt restructuring business process.

Each financial subsidiary of Grupo Aval periodically carries out, at the request of the client, restructurings of obligations. Such restructurings generally consist of extensions of tenors, decrease of interest rates, partial write-off of indebtedness or payment with assets of the debtor or guarantor.

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

For the years ended December 31, 2021, 2020 and 2019

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

The following is the balance of restructured loans as of December 31, 2021, and 2020:

Restructured loans	December 31, 2021		December 31, 2020
Local currency	Ps.	2,301,239	Ps.	2,345,417
Foreign currency		6,942,286		4,807,728
Total restructured	Ps.	9,243,525	Ps.	7,153,145

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

During the years ended December 31, 2021, and 2020, the following is the total of foreclosed assets received and sold during such periods:

	December 31, 2021		December 31, 2020
Foreclosed assets received	Ps.	212,191	Ps.	84,535
Foreclosed assets sold		95,042		224,310

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

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of December 31, 2021, and 2020.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Loan commitments and financial guarantee contracts

	December 31, 2021		December 31, 2020
	Notional amount		Notional amount
Guarantees	Ps.	4,886,575	Ps.	4,185,261
Unused letters of credit		1,366,444		1,488,505
Unused limits of overdrafts		2,064,096		923,257
Unused credit card limits		29,541,882		23,931,872
Other		10,077,324		6,623,515
Total	Ps.	47,936,321	Ps.	37,152,410

The following is the detail of the credit commitments by type of currency:

	December 31, 2021		December 31, 2020
Colombian Pesos	Ps.	22,073,167	Ps.	18,870,877
U.S. dollars		25,465,480		17,823,788
Euro		15,650		246,520
Other		382,024		211,225
Total	Ps.	47,936,321	Ps.	37,152,410

4.1.10          Offset of financial assets and financial liabilities

The disclosures set out in the following tables include financial assets and liabilities that:

●	are offset in the Group’s statement of financial position; or
●	are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following is the detail of the financial instruments subject to offset contractually required as of December 31, 2021, and 2020:

December 31, 2021

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	1,207,157	Ps.	—	Ps.	1,207,157	Ps.	(581,595)	Ps.	(30,314)	Ps.	595,248
Repurchase agreements		952,548		—		952,548		(915,461)		(24,941)		12,146
Total	Ps.	2,159,705	Ps.	—	Ps.	2,159,705	Ps.	(1,497,056)	Ps.	(55,255)	Ps.	607,394

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting liabilities
Derivatives	Ps.	1,105,723	Ps.	—	Ps.	1,105,723	Ps.	(179,437)	Ps.	(202,140)	Ps.	724,146
Repurchase agreements		9,449,943		—		9,449,943		(11,044,441)		(865,793)		(2,460,291)
Total	Ps.	10,555,666	Ps.	—	Ps.	10,555,666	Ps.	(11,223,878)	Ps.	(1,067,933)	Ps.	(1,736,145)

December 31, 2020

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	1,290,144	Ps.	—	Ps.	1,290,144	Ps.	(232,569)	Ps.	(109,388)	Ps.	948,187
Repurchase agreements		1,892,136		—		1,892,136		(1,642,412)		(439,722)		(189,998)
Total	Ps.	3,182,280	Ps.	—	Ps.	3,182,280	Ps.	(1,874,981)	Ps.	(549,110)	Ps.	758,189

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting liabilities
Derivatives	Ps.	1,509,201	Ps.	—	Ps.	1,509,201	Ps.	(103,784)	Ps.	(119,566)	Ps.	1,285,851
Repurchase agreements		6,191,191		—		6,191,191		(8,004,888)		—		(1,813,697)
Total	Ps.	7,700,392	Ps.	—	Ps.	7,700,392	Ps.	(8,108,672)	Ps.	(119,566)	Ps.	(527,846)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

4.2          Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in losses in a position or in the portfolio.

Grupo Aval´s financial subsidiaries (namely Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, BAC Holding, Corficolombiana, Porvenir and the trust companies of the financial subsidiaries) actively participate in money markets, foreign exchange markets and capital markets, for both of their books (for balance sheet risk management and trading book) and to provide financial services to their customers. This is done subject to established policies and risk limits. In that regard, they hold financial asset portfolios within the allowed limits and risk levels.

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

The following is a breakdown of Grupo Aval’s financial assets and liabilities exposed to trading risk held at December 31, 2021 and 2020.

Account	December 31, 2021		December 31, 2020
Financial assets
Debt financial assets
Trading investments in debt securities	Ps.	4,741,287	Ps.	4,780,993
Investments in debt securities mandatorily at FVTPL		—		7,385
Investments in debt securities at FVOCI		37,493,866		28,966,356
Total debt securities	Ps.	42,235,153	Ps.	33,754,734
Derivative assets instruments	Ps.	1,162,909	Ps.	1,133,924
Hedging derivatives assets		44,248		156,220
		1,207,157		1,290,144
Total financial assets	Ps.	43,442,310	Ps.	35,044,878
Liabilities
Derivative liabilities instruments		1,049,910		1,452,574
Hedging derivatives liabilities		55,813		56,627
Total financial liabilities		1,105,723		1,509,201
Net position	Ps.	42,336,587	Ps.	33,535,677

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

For the years ended December 31, 2021, 2020 and 2019

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

Regulatory VaR (regulatory calculation)

The Regulatory VaR calculation is primarily used for the Superintendency of Finance’s solvency ratio calculations. Each bank has standard models for capital purposes; however, they also maintain internal models in order to manage their day-to- day risk and profit decisions.

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

These methods are used to determine the occurrence of potential losses among the different business units. The methods also allow comparisons of activities in different markets and identification of the riskiest positions in treasury activities. These tools are also used to determine limits on traders’ positions and to promptly review positions and trading strategies in response to changes in market conditions. VaR models have inherent limitations, partially because they rely on historical data, which may not be an indicative of future market conditions. VaR models could overestimate or underestimate the value at risk if market conditions vary significantly and they do not calculate the greatest possible loss. That’s why each company uses additional measurement tools in order to compensate for the VaR limitations. Expected Shortfall analysis, stress test and back tests are part of the risk measurement tools in the financial subsidiaries. The methods used to measure VaR are assessed regularly and backtested to check their efficiency.

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

For the years ended December 31, 2021, 2020 and 2019

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

BAC Holding and MFH´s Value at Risk are consolidated through Banco de Bogotá using the standard methodology established by the Colombian Superintendency of Finance.

According to the standard model, the market value-at-risk (VaR) for Grupo Aval´s financial subsidiaries consolidated at their level of December 31, 2021 and 2020 was as follows:

	December 31, 2021		December 31, 2020
		Basis points of		Basis points of
Entity	Value	regulatory capital	Value	regulatory capital
Banco Bogotá	1,013,946	100	942,885	84
Banco de Occidente	327,612	135	223,942	65
Banco Popular	173,261	169	101,773	52
Banco AV Villas	126,799	2	110,085	1
Corficolombiana	211,684	7	178,478	5
Porvenir	23,700	168	13,897	183

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2021 and 2020, for a ten-day horizon for each of our Colombian banking subsidiaries. The minimum, maximum and average levels are determined based on end-of-month calculations, using 12 data points between January and December.

Banco de Bogotá S.A

Maximum, Minimum and Average VaR Values
December 31, 2021
	Minimum	Average	Maximum	Period end
Interest rate	834,269	881,819	953,656	834,269
Exchange rate	16,782	75,904	122,718	70,029
Shares	2,714	8,623	15,898	2,820
Mutual funds	103,577	243,525	390,295	106,827

Maximum, Minimum and Average VaR Values
December 31, 2020
	Minimum	Average	Maximum	Period end
Interest rate	562,477	678,937	784,070	784,070
Exchange rate	54,921	227,179	425,137	54,921
Shares	1,269	1,683	1,946	1,778
Mutual funds	64,884	71,340	102,117	102,117

Banco de Bogota´s market risk weighted assets remained on average 6.8% of the total risk-weighted assets during the year ended December 31, 2021 and 8.6% on the year ended December 31, 2020.

Banco de Occidente S.A

Maximum, Minimum and Average VaR Values
December 31, 2021
	Minimum	Average	Maximum	Period end
Interest rate	165,412	252,604	298,420	255,312
Exchange rate	305	1,462	2,948	2,749
Shares	—	—	—	—
Mutual funds	53,521	65,460	76,636	69,551

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Maximum, Minimum and Average VaR Values
December 31, 2020
	Minimum	Average	Maximum	Period end
Interest rate	112,623	148,239	170,819	170,819
Exchange rate	762	4,529	21,198	968
Shares	—	—	—	—
Mutual funds	7,756	41,097	52,216	52,155

Banco de Occidente´s market risk weighted assets remained on average 10.1% of the total risk-weighted assets during the year ended December 31, 2021 and 5.8% for the year ended December 31, 2020.

Banco Popular S.A

Maximum, Minimum and Average VaR Values
December 31, 2021
	Minimum	Average	Maximum	Period end
Interest rate	73,313	121,143	153,794	151,504
Exchange rate	4,459	5,261	6,067	5,649
Shares	143	169	183	144
Mutual funds	15,379	15,623	15,964	15,964

Maximum, Minimum and Average VaR Values
December 31, 2020
	Minimum	Average	Maximum	Period end
Interest rate	81,513	98,609	117,115	81,513
Exchange rate	2,648	4,693	5,280	4,562
Shares	176	247	348	180
Mutual funds	14,577	15,025	15,518	15,518

Banco Popular´s market risk weighted assets remained on average 9.7% of the total risk-weighted assets during the year ended December 31, 2021 and 4.8% on the year ended December 31, 2020.

Banco Comercial AV Villas S.A

Maximum, Minimum and Average VaR Values
December 31, 2021
	Minimum	Average	Maximum	Period end
Interest rate	122,480	139,437	154,513	125,004
Exchange rate	2	38	75	41
Shares	—	—	—	—
Mutual funds	309	1,248	1,942	1,754

Maximum, Minimum and Average VaR Values
December 31, 2020
	Minimum	Average	Maximum	Period end
Interest rate	24,002	71,458	108,019	106,016
Exchange rate	1	39	174	52
Shares	—	—	—	—
Mutual funds	81	1,468	4,017	4,017

Banco AV Villas’ market risk weighted assets remained on average 13.0% of the total risk-weighted assets during the year ended December 31, 2021 and 9.7% on the year ended December 31, 2020.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Corficolombiana S.A

Maximum, Minimum and Average VaR Values
December 31, 2021
	Minimum	Average	Maximum	Period end
Interest rate	128,648	183,241	216,352	195,119
Exchange rate	1,443	4,848	12,098	1,876
Shares	12,852	13,586	14,041	13,267
Mutual funds	1,333	2,607	5,523	1,423

Maximum, Minimum and Average VaR Values
December 31, 2020
	Minimum	Average	Maximum	Period end
Interest rate	124,737	151,817	174,718	157,021
Exchange rate	441	3,265	6,449	5,463
Shares	10,807	12,339	13,507	13,507
Mutual funds	2,097	2,667	3,241	2,487

Corficolombiana’s market risk weighted assets remained on average 11.7% of the total risk-weighted assets during the year ended December 31, 2021 and 13.2% on the year ended December 31, 2020. As Corficolombiana does not have a relevant number of loans or other significant risk weighted assets, the ratio of the market risk weighted assets to total risk weighted assets is higher than in the banks.

As a pension fund, Porvenir has a value-at-risk measurement methodology that differs from credit establishments and is established by the Superintendency of Finance. The following tables show the VaR calculation relating to each of the risk factors described above and based on that Methodology (Regulatory VaR) for the years ended December 31, 2021, and 2020, for a ten-day horizon.

Porvenir S.A

Maximum, Minimum and Average VaR Values
December 31, 2021
	Minimum	Average	Maximum	Period end
Interest rate	13,284	26,863	44,976	44,976
Exchange rate	192	350	491	272
Shares	996	1,741	2,673	2,673
Mutual funds	1,141	1,930	3,531	1,924

Maximum, Minimum and Average VaR Values
December 31, 2020
	Minimum	Average	Maximum	Period end
Interest rate	15,597	24,404	48,969	17,707
Exchange rate	310	461	840	448
Shares	817	2,664	7,029	2,439
Mutual funds	823	3,971	8,905	1,532

Porvenir’ market risk weighted assets remained on average 24.0% of the total risk-weighted assets during the year ended December 31, 2021 and 16.2% on the year ended December 31, 2020.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. Therefore, no value at risk is estimated. At December 31, 2021 and 2020, the only investments subject to regulatory VaR were holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2021 and 2020.

	At December 31,
	2021			2020
	Investment			Investment
	subject to		Percentage	subject to
	Regulatory	Regulatory	of	Regulatory	Regulatory	Percentage of
	VaR	VaR	portfolio	VaR	VaR	portfolio
More than 36 months	85,229	12,529	100%	85,832	12,617	100%
Total	85,229	12,529	100%	85,832	12,617	100%

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

A substantial amount of Grupo Aval’s foreign currency assets and liabilities are in U.S. dollars. Details on the assets and liabilities in foreign currency held by Grupo Aval at December 31, 2021 and 2020 are shown below:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31,2021		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial assets
Cash and cash equivalents	4,711	2,021	26,800,791
Trading investments in debt securities	111	13	493,454
Investments in debt securities at FVOCI	4,459	1,083	22,062,791
Investments in debt securities at amortized cost	118	-	469,723
Loan portfolio financial assets at amortized cost	20,187	5,804	103,475,257
Derivative financial assets held for trading	239	-	952,889
Derivative financial assets held for hedging	4	-	16,669
Trade receivable	383	229	2,435,666
Total financial assets	30,212	9,150	156,707,240

		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial liabilities
Derivative financial liabilities held for trading	204	-	811,062
Derivative financial liabilities held for hedging	8	-	33,160
Customer deposits	20,630	7,394	111,566,151
Financial obligations	10,562	833	45,363,639
Accounts payable	536	-	2,134,728
Total financial liabilities	31,940	8,227	159,908,740
Net financial asset (liability) position	(1,728)	923	(3,201,500)

2
December 31,2020		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial assets
Cash and cash equivalents	5,521	2,043	25,963,067
Trading investments in debt securities	122	—	417,925
Investments in debt securities at FVOCI	4,092	860	16,997,663
Investments in debt securities at amortized cost	150	4	527,510
Loan portfolio financial assets at amortized cost	19,678	4,754	83,863,582
Derivative financial assets held for trading	258	1	887,957
Derivative financial assets held for hedging	36	10	156,220
Trade receivable	367	201	1,949,445
Total financial assets	30,224	7,873	130,763,369

		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial liabilities
Derivative financial liabilities held for trading	349	—	1,197,924
Derivative financial liabilities held for hedging	8	—	26,924
Customer deposits	21,144	6,916	96,314,534
Financial obligations	9,717	712	35,797,463
Accounts payable	475	—	1,630,860
Total financial liabilities	31,693	7,628	134,967,705
Net financial asset (liability) position	(1,469)	245	(4,204,336)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following table presents sensitivities of profit or loss before taxes and equity (OCI) to reasonably possible changes in exchange rates applied at the end of the reporting period relative to the functional currency of the respective Group entities, with all other variables held constant:

December 31,2021	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity	Ps.	175,470	Ps.	(175,470)
Foreign exchange effect on profit before taxes		15,853		(15,853)

December 31,2020	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity	Ps.	(21,158)	Ps.	21,158
Foreign exchange effect on profit before taxes		(31,578)		31,578

The sensitivity in equity considers mainly assets and liabilities of entities with functional currencies different from the Group’s presentation currency compensated with derivatives and financial labilities designated to hedge net investments in foreign operations. The sensitivity in profit or loss was calculated for monetary assets and liabilities denominated in currencies other than the functional currency of the respective entities of the Group, including intercompany balances which are not hedged. The Group’s exposure to currency risk at the end of the reporting period is not representative of the typical exposure during the year.

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

The following table shows interest rates exposure for assets and liabilities at December 31, 2021 and 2020. In this table, fixed rate instruments are classified according to their maturity date and floating rate instruments are classified according to their repricing date. The following analysis includes the interest rate exposure of non-interest-bearing and interest-bearing assets and liabilities by maturity bucket for our financial subsidiaries:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2021

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	5,283,158	Ps.	—	Ps.	—	Ps.	—	Ps.	31,359,671	Ps.	36,642,829
Trading investments in debt securities		32,533		795,986		716,615		3,196,153		—		4,741,287
Investments in debt securities mandatorily at FVTPL		—		—		—		—		—		—
Investments in debt securities at FVOCI		691,305		4,549,642		1,960,040		30,292,879		—		37,493,866
Investments in debt securities at amortized cost		1,503,177		3,710,000		385,985		175,908		—		5,775,070
Service concession arrangements		—		—		—		3,228,480		—		3,228,480
Commercial loans		38,417,251		31,409,143		10,996,375		41,205,035		—		122,027,804
Consumer loans		17,866,168		11,445,530		2,254,215		45,323,232		—		76,889,145
Mortgages loans		14,247,634		833,794		416,847		13,622,041		—		29,120,316
Microcredit loans		42,175		13,241		36,456		225,867		—		317,739
Interbank and overnight funds		3,121,735		96,698		—		—		—		3,218,433
Trade receivable		—		163		—		455,859		15,725,505		16,181,527
Total Assets	Ps.	81,205,136	Ps.	52,854,197	Ps.	16,766,533	Ps.	137,725,454	Ps.	47,085,176	Ps.	335,636,496
										—

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	34,024,691	Ps.	—	Ps.	—	Ps.	—	Ps.	25,201,158	Ps.	59,225,849
Time deposits		6,947,437		36,252,017		18,492,124		23,838,666		—		85,530,244
Saving deposits		89,097,128		—		—		—		—		89,097,128
Other deposits		9,727		92,610		—		—		514,864		617,201
Interbank and overnight funds		8,935,468		1,169,368		501,221		66,358		—		10,672,415
Leases contracts		50,860		244,198		173,335		2,413,764		—		2,882,157
Borrowing from banks and similar		3,323,809		11,132,293		3,823,854		5,962,597		—		24,242,553
Long-term debt		296,675		3,923,750		5,940,106		22,097,401		—		32,257,932
Borrowing from development entities		1,188,693		955,697		37,388		1,045,491		—		3,227,269
Total Liabilities	Ps.	143,874,488	Ps.	53,769,933	Ps.	28,968,028	Ps.	55,424,277	Ps.	25,716,022	Ps.	307,752,748

December 31, 2020

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	5,103,991	Ps.	—	Ps.	—	Ps.	—	Ps.	28,921,544	Ps.	34,025,535
Trading investments in debt securities		63,016		1,315,010		351,964		3,051,003		—		4,780,993
Investments in debt securities mandatorily at FVTPL		—		—		—		7,385		—		7,385
Investments in debt securities at FVOCI		947,691		3,558,616		2,367,715		22,092,334		—		28,966,356
Investments in debt securities at amortized cost		2,206,728		2,856,442		302,641		214,317		—		5,580,128
Service concession arrangements		—		—		—		2,958,385		—		2,958,385
Commercial loans		28,249,224		44,158,080		8,350,536		30,229,098		—		110,986,938
Consumer loans		13,451,176		10,002,297		1,947,260		40,434,724		—		65,835,457
Mortgages loans		12,541,450		640,162		49,522		11,327,637		—		24,558,771
Microcredit loans		42,825		16,327		38,698		274,471		—		372,321
Interbank and overnight funds		4,500,014		193,664		—		—		—		4,693,678
Trade receivable		483		1,971		104		429,395		11,949,056		12,381,009
Total Assets	Ps.	67,106,598	Ps.	62,742,569	Ps.	13,408,440	Ps.	111,018,749	Ps.	40,870,600	Ps.	295,146,956

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	30,243,920	Ps.	—	Ps.	—	Ps.	—	Ps.	20,954,364	Ps.	51,198,284
Time deposits		12,240,632		32,810,863		16,138,426		22,369,267		—		83,559,188
Saving deposits		76,551,465		—		—		—	.	—		76,551,465
Other deposits		—		—		—		—		532,660		532,660
Interbank and overnight funds		5,109,198		2,066,552		3,894		—		—		7,179,644
Leases contracts		26,413		121,753		128,407		2,749,160		—		3,025,733
Borrowing from banks and similar		2,282,920		5,574,251		890,090		7,881,523		—		16,628,784
Long-term debt		851,368		2,858,141		468,618		23,582,670		—		27,760,797
Borrowing from development entities		1,502,692		1,040,936		177,983		1,308,197		—		4,029,808
Total Liabilities	Ps.	128,808,608	Ps.	44,472,496	Ps.	17,807,418	Ps.	57,890,817	Ps.	21,487,024	Ps.	270,466,363

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

As part of their interest rate risk management process, our financial subsidiaries analyze the interest rate mismatches between their interest-earning assets and their interest-earning liabilities. This sensitivity analysis, based on hypothetical changes, assumes that the composition of Grupo Aval´s statement of financial position remains constant over the period being measured.

At December 31, 2021, if market interest rates increase 100 basis points, assuming no asymmetrical movement in yield curves and a constant financial position, profit for the year would have been Ps. 983,500 (2020: Ps. 871,706) higher, mainly as a result of higher interest income on variable interest assets compensated for higher interest expenses on variable interest liabilities and lower fair values of securities at fair value through profit or loss. Other comprehensive income in equity would have been Ps. 850,710 (2020: Ps. 307,667) lower, mainly as a result of a decrease in the fair values of fixed rate financial assets classified as fair value through OCI.

The following is a breakdown of non-interest-bearing and interest-bearing assets and liabilities by interest rate type and by maturity, at December 31, 2021 and 2020.

December 31, 2021

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	3,274,798	Ps.	2,008,360	Ps.	—	Ps.	—	Ps.	31,359,671	Ps.	36,642,829
Trading investments in debt securities		291,112		1,083,931		170,091		3,196,153		—		4,741,287
Investments in debt securities mandatorily at FVTPL		—		—		—		—		—		—
Investments in debt securities at FVOCI		76,076		6,256,332		2,252,022		28,909,436		—		37,493,866
Investments in debt securities at amortized cost		3,698,780		1,703,837		237,316		135,137		—		5,775,070
Service concession arrangements		—		—		3,228,480		—		—		3,228,480
Commercial loans		46,056,475		5,334,618		66,555,715		4,080,996		—		122,027,804
Consumer loans		1,155,463		19,598,761		16,209,829		39,925,092		—		76,889,145
Mortgages loans		51,719		564,377		17,623,160		10,881,060		—		29,120,316
Microcredit loans		1,508		187,218		1,717		127,296		—		317,739
Interbank and overnight funds		1,535,822		1,682,611		—		—		—		3,218,433
Trade receivable		163		—		272,552		183,307		15,725,505		16,181,527
Total Assets	Ps.	56,141,916	Ps.	38,420,045	Ps.	106,550,882	Ps.	87,438,477	Ps.	47,085,176	Ps.	335,636,496

	Under one year					Over one year			Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	741,009	Ps.	33,283,682	Ps.	—	Ps.	—	Ps.	25,201,158	Ps.	59,225,849
Time deposits		8,304,838		50,693,337		5,342,572		21,189,497		—		85,530,244
Saving deposits		9,696,432		79,400,696		—		—		—		89,097,128
Other deposits		9,728		92,609		—		—		514,864		617,201
Interbank and overnight funds		1,992,364		8,613,693		—		66,358		—		10,672,415
Leases contracts		7,974		463,366		274,678		2,136,139		—		2,882,157
Borrowing from banks and other		10,007,688		7,868,540		2,982,781		3,383,544		—		24,242,553
Long-term debt		837,673		6,501,344		8,401,450		16,517,465		—		32,257,932
Borrowing from development entities		433,553		78,807		1,791,860		923,049		—		3,227,269
Total Liabilities	Ps.	32,031,259	Ps.	186,996,074	Ps.	18,793,341	Ps.	44,216,052	Ps.	25,716,022	Ps.	307,752,748

December 31, 2020

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	4,329,679	Ps.	774,312	Ps.	—	Ps.	—	Ps.	28,921,544	Ps.	34,025,535
Trading investments in debt securities		155,967		1,216,804		510,017		2,898,205		—		4,780,993
Investments in debt securities mandatorily at FVTPL		—		—		—		7,385		—		7,385
Investments in debt securities at FVOCI		485,303		6,082,615		1,402,110		20,996,328		—		28,966,356
Investments in debt securities at amortized cost		4,628,090		654,021		122,739		175,278		—		5,580,128
Service concession arrangements		—		—		2,958,385		—		—		2,958,385
Commercial loans		41,440,988		4,248,149		62,230,307		3,067,494		—		110,986,938
Consumer loans		1,033,249		16,027,878		13,521,144		35,253,186		—		65,835,457
Mortgages loans		48,351		500,574		14,592,224		9,417,622		—		24,558,771
Microcredit loans		2,009		196,877		2,968		170,467		—		372,321
Interbank and overnight funds		2,580,209		2,113,469		—		—		—		4,693,678
Trade receivable		2,557		—		266,552		162,844		11,949,056		12,381,009
Total Assets	Ps.	54,706,402	Ps.	31,814,699	Ps.	95,606,446	Ps.	72,148,809	Ps.	40,870,600	Ps.	295,146,956

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

The methodology for the assessment and measurement of liquidity risk at BAC Holding and subsidiaries include:

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

For the years ended December 31, 2021, 2020 and 2019

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

Financial subsidiaries in Colombia and other countries must maintain cash on hand and in Central Banks deposits in order to comply with reserve requirements. The reserve requirement calculations are based on the daily average of the different types of deposits on a biweekly basis. As of December 31, 2021, and 2020, all of Grupo Aval´s financial subsidiaries comply with reserve requirements. Details on the required percentage in each country are shown below:

Requested Percentage
Country	Details	%
Colombia	Checking account and Savings accounts	8%
	Time deposits > 18 months	3.5%
Guatemala	Deposits and Capital raising	14.6%
El Salvador	Demand deposits	17.4%
	Saving Deposits	15.4%
	Debt securities	5%
	Debt overseas Banks	3%
	Time Deposits	12%
Honduras	Demand deposits in local currency	12%
	Demand deposits in foreign currency	24%
Nicaragua	Daily, Liabilities in local and foreign currency	10%
	Biweekly, Liabilities in local and foreign currency	15%
Costa Rica	Demand deposits in local currency	12%
	Demand deposits in foreign currency	15%

There are no reserve requirements for our subsidiaries located in Panamá because there is no Central Bank to regulate such requirements.

The following is a breakdown of the liquid assets by maturity from 1 to 90 days, based on separate figures of our financial subsidiaries in Colombia at December 31, 2021 and 2020:

December 31, 2021

	Liquid assets
	available at the end			From 31 to 90
Bank	of the year (1)	From 1 to 7 days (2)	From 1 to 30 days (2)	days (2)
Banco de Bogota	12,019,528	10,233,924	2,928,010	(12,974,116)
Banco Occidente	6,598,351	5,923,470	2,935,981	(4,254,187)
Banco Popular	4,752,893	3,847,320	1,670,839	(4,180,180)
Banco AV Villas	2,850,272	2,506,591	1,138,719	(2,391,818)
Corficolombiana	1,498,050	818,874	612,503	155,747

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2020

	Liquid assets
	available at the end			From 31 to 90
Bank	of the year (1)	From 1 to 7 days (2)	From 1 to 30 days (2)	days (2)
Banco de Bogota	13,288,366	12,028,201	4,061,462	(15,436,650)
Banco Occidente	5,721,647	5,059,970	2,493,311	(3,876,649)
Banco Popular	4,257,296	3,838,863	1,771,506	(3,288,224)
Banco AV Villas	3,856,825	3,490,247	2,118,081	(1,631,993)
Corficolombiana	1,475,013	1,041,529	846,155	265,176
(1)	Liquid assets are the sum of assets that are easily convertible into cash. Fixed income investments at amortized cost and financial investments pledged as collateral or subject to any other type of encumbrance, preventive measure or of any nature, that prevent their free assignment or transfer, as well as those that have been transferred under repurchase agreements, simultaneous or temporary transfer of securities are excluded. The value of the liquid assets mentioned above is calculated at the market price of the fair value on the date of the evaluation.
(2)	This amount is the remaining value of the liquid assets in the specified time period, or the IRL, that is calculated as the difference between liquid assets and liquid assets requirement, according to the IRL methodology, the liquidity requirement is the difference of contractual cash inflows and contractual and non-contractual cash outflows during a given period.

The liquidity calculations described above assume normal liquidity conditions, according to the contractual flows and historical experience of each of the financial subsidiaries. for extreme liquidity events caused by unusual deposit withdrawals, the financial subsidiaries have contingency plans that include available credit lines with other financial institutions and access to special lines of credit with Colombia´s Central Bank, in accordance with current regulations. These lines of credit are granted when required, and are collateralized by Colombian government securities or by a portfolio of high-quality loans, as specified in the Central Bank regulations. Grupo Aval´s financial subsidiaries did not access the Central Bank special lines of credit during the years ended at December 31, 2021 and 2020.

The banks in each country are responsible for their liquidity position on a stand-alone basis. They have access to funding mechanisms with their central banks, and to funding through credit lines. Short-term credits are offered by correspondent banks and financing is granted by multilateral organizations, among others.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following is a breakdown shows the contractual undiscounted cash flows of the financial assets and liabilities including contractual interest receivable and payable at December 31, 2021 and 2020.

December 31, 2021

	Less than		From one to six		From six to twelve		More than
Assets	one month		months		months		a year		Total
Cash and cash equivalents	Ps.	36,643,590	Ps.	—	Ps.	—	Ps.	—	Ps.	36,643,590
Trading investments in debt securities		1,011,503		370,930		492,410		3,282,434		5,157,277
Investments in debt securities at FVOCI		1,604,848		3,044,414		2,862,119		34,745,868		42,257,249
Investments in debt securities at amortized cost		1,081,415		1,823,390		2,371,911		633,147		5,909,863
Commercial loans		9,809,098		30,451,593		18,772,628		76,758,332		135,791,651
Consumer loans		8,375,893		15,808,085		7,887,969		67,044,374		99,116,321
Mortgages loans		454,701		1,292,203		1,460,754		47,489,267		50,696,925
Microcredit loans		55,623		90,193		88,626		171,360		405,802
Interbank and overnight funds		3,122,471		96,699		—		—		3,219,170
Trading derivatives		507,825		425,590		101,956		148,323		1,183,694
Hedging derivatives		5,543		10,370		374		27,960		44,247
Trade receivable		3,271,964		13,153		—		16,124,995		19,410,112
Other assets		444,119		24,950		—		327,809		796,878
Total Assets	Ps.	66,388,593	Ps.	53,451,570	Ps.	34,038,747	Ps.	246,753,869	Ps.	400,632,779

	Less than		From one to six		From six to twelve		More than
Liabilities	one month		months		months		a year		Total
Checking accounts	Ps.	59,225,849	Ps.	—	Ps.	—	Ps.	—	Ps.	59,225,849
Time Deposits		7,779,290		35,442,629		19,562,990		27,843,989		90,628,898
Saving deposits		89,097,129		—		—		—		89,097,129
Other deposits		513,538		102,703		—		960		617,201
Interbank and overnight funds		8,969,747		1,171,437		504,694		65,939		10,711,817
Leases contracts		57,865		283,853		217,949		2,429,190		2,988,857
Borrowing from banks and other		2,889,421		10,765,842		5,362,568		5,435,913		24,453,744
Long-term debt		200,635		3,817,290		6,333,080		28,286,920		38,637,925
Borrowing from development entities		82,034		1,026,949		294,017		2,409,550		3,812,550
Trading derivatives		434,100		277,799		109,758		168,757		990,414
Hedging derivatives		33,156		4		—		22,653		55,813
Other liabilities		5,538,451		358,081		—		1,856,437		7,752,969
Total Liabilities	Ps.	174,821,215	Ps.	53,246,587	Ps.	32,385,056	Ps.	68,520,308	Ps.	328,973,166

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	3,775,771	Ps.	398,955	Ps.	420,525	Ps.	210,600	Ps.	4,805,851
Standby letters of credit		1,203,078		163,087		279		—		1,366,444
Overdraft facility		2,064,096		—		—		—		2,064,096
Standby credit card facility		28,906,520		986,366		100,320		401,281		30,394,487
Undrawn approved loans		3,332,443		134,755		—		—		3,467,198
Others		—		—		—		759,226		759,226
Total Commitments Loans	Ps.	39,281,908	Ps.	1,683,163	Ps.	521,124	Ps.	1,371,107	Ps.	42,857,302

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2020

	Less than one		From one to		From six to		More than a
Assets	month		six months		twelve months		year		Total
Cash and cash equivalents	Ps.	34,026,753	Ps.	—	Ps.	—	Ps.	—	Ps.	34,026,753
Trading investments in debt securities		1,265,889		260,383		344,326		3,014,493		4,885,091
Investments in debt securities at FVOCI		736,508		3,055,021		3,101,278		26,052,069		32,944,876
Investments in debt securities at amortized cost		915,856		2,409,027		2,043,473		406,820		5,775,176
Commercial loans		9,379,468		26,383,248		15,939,046		70,385,496		122,087,258
Consumer loans		7,429,129		11,888,567		7,258,707		58,423,353		84,999,756
Mortgages loans		374,972		1,076,649		1,208,561		38,053,720		40,713,902
Microcredit loans		46,056		105,314		107,837		238,739		497,946
Interbank and overnight funds		4,506,807		187,157		—		—		4,693,964
Trading derivatives		628,282		347,114		103,115		79,826		1,158,337
Hedging derivatives		117,543		5,152		630		32,895		156,220
Trade receivable		2,727,684		11,139		104		12,608,086		15,347,013
Other assets		309,348		5		—		199,124		508,477
Total Assets	Ps.	62,464,295	Ps.	45,728,776	Ps.	30,107,077	Ps.	209,494,621	Ps.	347,794,769

	Less than one		From one to		From six to		More than a
Liabilities	month		six months		twelve months		year		Total
Checking accounts	Ps.	51,198,289	Ps.	—	Ps.	—	Ps.	—	Ps.	51,198,289
Time Deposits		8,925,182		31,192,770		18,811,378		29,021,634		87,950,964
Saving deposits		76,549,976		—		—		—		76,549,976
Other deposits		527,048		—		—		5,667		532,715
Interbank and overnight funds		5,106,274		2,066,582		3,894		—		7,176,750
Leases contracts		26,558		122,739		129,311		2,751,006		3,029,614
Borrowing from banks and other		1,445,835		5,054,121		2,368,809		8,701,112		17,569,877
Long-term debt		417,119		809,098		1,118,483		30,816,558		33,161,258
Borrowing from development entities		52,095		305,186		448,503		3,894,139		4,699,923
Trading derivatives		784,201		428,227		118,340		109,268		1,440,036
Hedging derivatives		24,653		22,428		254		9,291		56,626
Other liabilities		5,070,859		256,287		55,711		1,310,468		6,693,325
Total Liabilities	Ps.	150,128,089	Ps.	40,257,438	Ps.	23,054,683	Ps.	76,619,143	Ps.	290,059,353

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	3,370,344	Ps.	480,872	Ps.	150,640	Ps.	183,404	Ps.	4,185,260
Standby letters of credit		1,431,833		56,145		527		—		1,488,505
Overdraft facility		923,257		—		—		—		923,257
Standby credit card facility		23,319,980		128,819		96,615		386,458		23,931,872
Undrawn approved loans		2,032,277		174,647		—		—		2,206,924
Others		232,331		—		—		—		232,331
Total Commitments Loans	Ps.	31,310,022	Ps.	840,483	Ps.	247,782	Ps.	569,862	Ps.	32,968,149

4.4          Regulatory capital management

Grupo Aval, Financial Holding

As a result of Colombian Law 1870 of 2017 (also known as Financial Conglomerates Law), that came in effect on February 6, 2019, Grupo Aval is now also subject to the inspection and supervision of the Superintendency of Finance (SFC, for its acronym in Spanish). This law created the legal category of financial holding companies and of financial conglomerates and gives the Colombian Finance minister the power, to impose capital adequacy requirements on the financial conglomerates on an aggregate/consolidated basis, among others.

In compliance with Decree 774 issued on May 8th, 2018 by the Colombian Government that came in effect on 8th of November 2019 after an 18-month transition period and the External Circular 012 of June 5, 2018 (in Spanish Circular Externa 012 del 5 de junio de 2018) issued by the Superintendency of Finance (SFC), Grupo Aval is subject to minimum capital requirements. As of December 31, 2021, and 2020, Grupo Aval, Financial Conglomerate, complied with regulatory capital requirements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Grupo Aval’s financial subsidiaries

Decree 2555 of 2010 (as modified by Decree 1771 of 2012, Decree 1648 of 2014, Decree 2392 of 2015, Decrees 1477 of 2018 and 1421 of 2019) sets forth capital adequacy requirements for Colombian credit institutions. Between August 1, 2013 and January 1, 2021, technical capital for Colombian credit institutions consisted of the sum of total basic capital (patrimonio básico) or total primary capital (Tier I), and secondary capital (patrimonio adicional) or secondary capital (Tier II). Primary capital (Tier I) consist of the sum of ordinary basic capital or primary capital (patrimonio básico ordinario) and additional basic capital or additional primary capital (patrimonio básico adicional). Tier I and Tier II, as defined herein, may differ to the manner in which those terms are used in other jurisdictions.

The total solvency ratio prior to January 1, 2021 was defined as the value of the technical capital calculated in the terms of the Decree 2555 of 2010, divided by risk-weighted assets by level of credit and market risk. Credit institutions’ technical capital had to be at least 9.0% of the institution’s total risk-weighted assets and also had comply with a measure of “core solvency” for Tier I, which required higher-quality capital set at a minimum of 4.5% of total risk-weighted assets.

Pursuant to Decree 2555 of 2010 (as amended), the Superintendency of Finance must grant prior approval of the eligibility of a debt, equity or hybrid instrument in order to be classified as Tier I, Additional Tier I (AT1) or Tier II.

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

These indicators (with the exception of the leverage ratio) must be achieved gradually from 2021 to 2024, in accordance with the transition plan established in the regulation. Banco de Bogotá was considered an Entity of Systemic Importance, according to Circular Externa 76 of December 2, 2020, issued by the Superintendency of Finance and therefore must comply with this systemic buffer.

The following chart presents the statutory transition period as set forth in the Decrees 1477 of 2018 and 1421 of 2019:

(1)Requires highest quality of capital.

(2)Will only apply to SIFIs as defined by the Superintendency of Finance.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

In accordance with the minimum capital requirements and in compliance with the Superintendency of Finance of Colombia’s new regulation, Grupo Aval and its financial subsidiaries are aimed to accomplish the guidelines of Decree 1421 which was issued on August 6, 2019, which introduced minimum capital requirements for operational risk to credit establishments adopting the Basel III standard. The decree includes a transition period of 18 months, due on January 1, 2021. The supervisor incorporates in Chapter XXIII of Accounting and Financial Circular (CBCF), an update of instructions related to the management of operational risk that financial entities must implement, in order to raise their levels to international standards and best practices, which will become effective on July 7, 2021.

As of December, 31 2021, and 2020, all of Grupo Aval´s financial subsidiaries complied with the minimum regulatory capital requirements, as established by Basel II. Below is shown the consolidated outcome by entity of the minimum regulatory capital, required for the entities regulated by the Superintendency of Finance:

	December 31, 2021
	Banco de	Banco de	Banco	Banco AV
	Bogotá	Occidente	Popular	Villas	Corficolombiana
Common Equity Tier One Capital	16,798,256	3,976,479	2,679,376	1,328,179	10,297,725
Additional Tier One Capital	2,070,203	—	—	176	181
Tier One Capital	18,868,459	3,976,479	2,679,376	1,328,355	10,297,906
Tier Two Capital	3,438,652	464,650	196,830	67,754	—
Deductions	(28,010)	—	—	—	(49,152)
Technical Capital	22,279,101	4,441,129	2,876,206	1,396,109	10,248,754
Risk-weighted assets by level of credit	142,407,577	30,661,940	17,137,233	8,781,323	15,660,907
Market risk	11,266,069	3,640,125	1,925,118	1,408,877	2,352,045
Operational risk	10,857,424	1,670,957	800,880	614,340	2,112,103
Total risk-weighted assets	164,531,070	35,973,022	19,863,231	10,804,540	20,125,055
Basic solvency ratio (minimum 4.5%)	10.21%	11.05%	13.49%	12.29%	51.17%
Additional basic solvency ratio (minimum 6%)	11.47%	11.05%	13.49%	12.29%	51.17%
Capital Adequacy Ratio (minimum 9%)	13.54%	12.35%	14.48%	12.92%	50.93%
Combined buffer	5.71%	6.55%	8.99%	7.79%	46.67%
Leverage value	233,045,670	54,343,878	29,656,493	17,469,029	22,161,189
Leverage ratio (minimum 3%)	8.10%	7.32%	9.03%	7.60%	46.47%

Starting on 18, December, 2021, given ATH is no longer considered as a financial entity by the Superintendency of Finance, Banco AV Villas' capital adequacy is in accordance with its separate financial statements under Colombian IFRS.

	December 31, 2020
	Banco de	Banco de	Banco	Banco AV
	Bogotá	Occidente	Popular	Villas	Corficolombiana
Regulatory Capital	19,752,122	3,891,274	2,475,933	1,509,106	5,319,415
Basic ordinary equity	12,828,890	3,176,896	2,056,501	1,348,671	4,741,904
Basic additional equity	6,923,232	714,378	419,432	160,435	577,510
Market risk	14,090,858	2,143,050	1,130,815	1,223,164	1,983,088
Credit risk	149,689,953	34,570,240	22,510,106	11,361,903	13,065,397
Total assets weighted by risk	163,780,811	36,713,290	23,640,921	12,585,067	15,048,485
Total solvency risk index.	12.06%	10.60%	10.47%	11.99%	35.35%
Basic solvency risk index.	7.83%	8.65%	8.70%	10.72%	31.51%

Likewise, Porvenir has adequately complied with the capital requirements established for pensions fund administrators in Colombia. The following is the detail of the capital requirements defined for them:

December 31, 2021

Porvenir
Basic equity net of deductions	2,091,223
Additional equity	(2,063)
Stabilizations reserves	1,612,832
Regulatory Capital	476,328
Market risk exposure	263,338
Operational risk exposure	1,510,032
Assets weighted by risk	1,096,715

Solvency ratio	16.60%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2020

Regulatory Capital	Porvenir
Basic equity net of deductions	2,034,006
Additional equity	14,270
Stabilizations reserves	1,346,821
Regulatory Capital	701,455
Market risk exposure	154,412
Operational risk exposure	1,401,704
Assets weighted by risk	953,504

Solvency ratio	27.95%

NOTE 5 – ESTIMATION OF FAIR VALUE

The fair value of the financial assets and liabilities traded in active markets (such as financial assets in debt securities, equity securities and derivatives actively listed in stock exchanges or interbank markets) is based on dirty prices supplied by a price vendor. A dirty price includes accrued unpaid interest on the security, from the date of issuance or last payment of interest, up the date at which the  security is valued.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

The following table presents an analysis, within the hierarchy of fair value, of Grupo Aval´s assets and liabilities (by class), measured at fair value as of December 31, 2021 and 2020 on a recurring basis.

December 31, 2021

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	2,244,069	Ps.	513,883	Ps.	—	Ps.	2,757,952
Securities issued or secured by other Colombian Government entities		—		249,510		—		249,510
Securities issued or secured by foreign Governments		—		150,962		62,901		213,863
Securities issued or secured by other financial entities		—		1,476,476		—		1,476,476
Securities issued or secured by non-financial sector entities		—		9,388		—		9,388
Others		—		34,098		—		34,098
Total trading investments	Ps.	2,244,069	Ps.	2,434,317	Ps.	62,901	Ps.	4,741,287
Investments in debt securities at fair value through profit or loss
Others		—		—		—		—
Total investments in debt securities at fair value through profit or loss	Ps.	2,244,069	Ps.	2,434,317	Ps.	62,901	Ps.	4,741,287
Investments in debt securities at fair value through OCI
Securities issued or secured by Colombian Government		10,638,542		5,433,220		—		16,071,762
Securities issued or secured by other Colombian Government entities		108,028		714,886		—		822,914
Securities issued or secured by foreign Governments		1,324,236		11,408,428		—		12,732,664
Securities issued or secured by central banks		—		1,857,718		—		1,857,718
Securities issued or secured by other financial entities		—		4,186,830		18,094		4,204,924
Securities issued or secured by non-financial sector entities		—		737,710		—		737,710
Others		52,466		1,005,882		7,826		1,066,174
Total investments in debt securities at fair value through OCI	Ps.	12,123,272	Ps.	25,344,674	Ps.	25,920	Ps.	37,493,866
Total investments in debt securities	Ps.	14,367,341	Ps.	27,778,991	Ps.	88,821	Ps.	42,235,153

Equity securities
Trading equity securities		6,404		3,807,594		1,268,576		5,082,574
Investments in equity through OCI		1,313,152		4,395		88,588		1,406,135
Total equity securities	Ps.	1,319,556	Ps.	3,811,989	Ps.	1,357,164	Ps.	6,488,709

Held for trading derivatives
Currency forward		—		851,109		—		851,109
Debt securities forward		—		1,099		—		1,099
Interest rate swap		—		208,440		—		208,440
Currency swap		—		39,589		—		39,589
Currency options		—		62,191		—		62,191
Index future		481		—		—		481
Total held for trading derivatives	Ps.	481	Ps.	1,162,428	Ps.	—	Ps.	1,162,909
Hedging derivatives
Currency forward		—		6,677		—		6,677
Interest rate swap		—		27,579		—		27,579
Currency swap		—		9,992		—		9,992
Total hedging derivatives	Ps.	—	Ps.	44,248	Ps.	—	Ps.	44,248
Other account receivables

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
Financial assets in concession contracts		—		—		3,228,480		3,228,480
Total other account receivables designated at fair value	Ps.	—	Ps.	—	Ps.	3,228,480	Ps.	3,228,480
Non- financial assets
Biological assets		—		—		154,986		154,986
Investment properties		—		—		852,935		852,935
Total non- financial assets	Ps.	—	Ps.	—	Ps.	1,007,921	Ps.	1,007,921
Total assets at fair value on recurring basis	Ps.	15,687,378	Ps.	32,797,656	Ps.	5,682,386	Ps.	54,167,420

Liabilities
Trading derivatives
Currency forward		—		659,871		—		659,871
Debt securities forward		—		3,014		—		3,014
Index futures		4,972		—		—		4,972
Interest rate swap		—		230,862		—		230,862
Currency swap		—		72,044		—		72,044
Currency options		—		79,147		—		79,147
Total trading derivatives	Ps.	4,972	Ps.	1,044,938	Ps.	—	Ps.	1,049,910
Hedging derivatives
Currency forward		—		33,160		—		33,160
Interest rate swap		—		22,653		—		22,653
Total hedging derivatives	Ps.	—	Ps.	55,813	Ps.	—	Ps.	55,813
Total liabilities at fair value on recurring basis	Ps.	4,972	Ps.	1,100,751	Ps.	—	Ps.	1,105,723

December 31, 2020

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	1,748,734	Ps.	1,083,245	Ps.	—	Ps.	2,831,979
Securities issued or secured by other Colombian Government entities		—		187,295		—		187,295
Securities issued or secured by foreign Governments		—		129,082		72,230		201,312
Securities issued or secured by other financial entities		—		1,502,818		—		1,502,818
Securities issued or secured by non-financial sector entities		—		24,975		—		24,975
Others		—		32,614		—		32,614
Total trading investments	Ps.	1,748,734	Ps.	2,960,029	Ps.	72,230	Ps.	4,780,993
Investments in debt securities at fair value through profit or loss
Others		—		—		7,385		7,385
Total investments in debt securities at fair value through profit or loss	Ps.	1,748,734	Ps.	2,960,029	Ps.	79,615	Ps.	4,788,378
Investments in debt securities at fair value through OCI
Securities issued or secured by Colombian Government		9,943,470		2,903,729		—		12,847,199
Securities issued or secured by other Colombian Government entities		174,614		286,459		—		461,073
Securities issued or secured by foreign Governments		1,813,022		7,850,302		—		9,663,324
Securities issued or secured by central banks		—		1,862,922		—		1,862,922
Securities issued or secured by other financial entities		168,314		2,740,688		3,430		2,912,432
Securities issued or secured by non-financial sector entities		—		49,570		—		49,570
Others		35,491		1,122,041		12,304		1,169,836
Total investments in debt securities at fair value through OCI	Ps.	12,134,911	Ps.	16,815,711	Ps.	15,734	Ps.	28,966,356
Total investments in debt securities	Ps.	13,883,645	Ps.	19,775,740	Ps.	95,349	Ps.	33,754,734

Equity securities
Trading equity securities		1,351		4,076,598		1,045,990		5,123,939
Investments in equity through OCI		1,400,896		221		113,973		1,515,090
Total equity securities	Ps.	1,402,247	Ps.	4,076,819	Ps.	1,159,963	Ps.	6,639,029

Held for trading derivatives
Currency forward		—		817,161		—		817,161
Debt securities forward		—		349		—		349
Interest rate swap		—		245,618		—		245,618
Currency swap		—		31,394		—		31,394
Currency options		—		39,402		—		39,402
Total held for trading derivatives	Ps.	—	Ps.	1,133,924	Ps.	—	Ps.	1,133,924

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

5.1.1.          Trading assets in debt securities pledged as collateral

The following is a list of held-for-trading financial assets that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

	December 31, 2021
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by foreign Governments	Ps.	—	Ps.	36,005	Ps.	—	Ps.	36,005
Securities issued or secured by Colombian Government		1,722,648		253,834		—		1,976,482
Securities issued or secured by other financial entities		—		205,634		—		205,634
	Ps.	1,722,648	Ps.	495,473	Ps.	—	Ps.	2,218,121
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	20,444	Ps.	—	Ps.	—	Ps.	20,444
	Ps.	20,444	Ps.	—	Ps.	—	Ps.	20,444
	Ps.	1,743,092	Ps.	495,473	Ps.	—	Ps.	2,238,565

(*)    Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	December 31, 2020
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by foreign Governments	Ps.	—	Ps.	27,440	Ps.	—	Ps.	27,440
Securities issued or secured by Colombian Government		877,445		428,598		—		1,306,043
Securities issued or secured by other financial entities		—		50,801		—		50,801
Others		—		7,545		—		7,545
	Ps.	877,445	Ps.	514,384	Ps.	—	Ps.	1,391,829
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	59,743	Ps.	—	Ps.	—	Ps.	59,743
	Ps.	59,743	Ps.	—	Ps.	—	Ps.	59,743
Pledged as collateral to financial obligations
Securities issued or secured by foreign Governments	Ps.	—	Ps.	7	Ps.	—	Ps.	7
	Ps.	—	Ps.	7	Ps.	—	Ps.	7
	Ps.	937,188	Ps.	514,391	Ps.	—	Ps.	1,451,579

(*)    Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

5.1.2          Investment in debt at FVOCI securities pledged as collateral

The following is a list of debt securities at FVOCI that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

	December 31, 2021
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by central banks	Ps.	—	Ps.	37,797	Ps.	—	Ps.	37,797
Securities issued or secured by foreign Governments		1,091,388		143,630		—		1,235,018
Securities issued or secured by Colombian Government		4,659,290		880,629		—		5,539,919
Securities issued or secured by other Colombian Government entities		9,002		59,303		—		68,305
Securities issued or secured by other financial entities		—		435,588		—		435,588
Securities issued or secured by non-financial sector entities		—		4,927		—		4,927
Others		52,466		138,987		—		191,453
	Ps.	5,812,146	Ps.	1,700,861	Ps.	—	Ps.	7,513,007
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government		11,155		—		—		11,155
	Ps.	11,155	Ps.	—	Ps.	—	Ps.	11,155
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government		912,559		18,920		—		931,479
	Ps.	912,559	Ps.	18,920	Ps.	—	Ps.	931,479
	Ps.	6,735,860	Ps.	1,719,781	Ps.	—	Ps.	8,455,641

(*) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	December 31, 2020
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by central banks	Ps.	—	Ps.	869	Ps.	—	Ps.	869
Securities issued or secured by foreign Governments		913,836		243,546		—		1,157,382
Securities issued or secured by Colombian Government		3,260,950		342,847		—		3,603,797
Securities issued or secured by other Colombian Government entities		7,760		35,842		—		43,602
Securities issued or secured by other financial entities		36,747		106,807		—		143,554
Others		35,492		128,113		—		163,605
	Ps.	4,254,785	Ps.	858,024	Ps.	—	Ps.	5,112,809
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government		—		10,247		—		10,247
	Ps.	—	Ps.	10,247	Ps.	—	Ps.	10,247
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government		552,083		63,016		—		615,099
	Ps.	552,083	Ps.	63,016	Ps.	—	Ps.	615,099
	Ps.	4,806,868	Ps.	931,287	Ps.	—	Ps.	5,738,155

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

The following table presents Grupo Aval’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2021 and 2020 at fair value less cost of sale:

	Level 1		Level 2		Level 3		Total
December 31, 2021
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	1,959,513	Ps.	1,959,513
Non- current assets held for sale		—		—		208,426		208,426
	Ps.	—	Ps.	—	Ps.	2,167,939	Ps.	2,167,939

	Level 1		Level 2		Level 3		Total
December 31, 2020
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	1,508,693	Ps.	1,508,693
Non- current assets held for sale		—		—		240,412		240,412
	Ps.	—	Ps.	—	Ps.	1,749,105	Ps.	1,749,105

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

ASSETS AND LIABILITIES	Valuation technique Level 2	Significant inputs
Investments in debt securities at fair value
In Colombian Pesos
Securities issued or secured by the Colombian Government Securities issued or secured by other financial entities Securities issued or secured by non-financial sector entities Others	Income approach Market approach	Theoretical price / estimated price(1) Average price / market price(2)
Securities issued or secured by other Colombian Government entities	Income approach Market approach	Theoretical price / estimated price(1) Yield and margin Average price / market price(2)
In Foreign Currency
Securities issued or secured by the Colombian Government	Income approach Market approach

Negotiation price, if there are not negotiations, it is calculated by groups of debt securities according to the Superintendency of Pensions methodologies.
Theoretical price / estimated price(1)

Average price / market price(2)

Securities issued or secured by other Colombian Government entities	Income approach Market approach	Theoretical price / estimated price(1) Market price(2)
Securities issued or secured by foreign Governments	Income approach Market approach

Discounted cash flows using yields from similar securities outstanding
Discounted cash flows
Negotiation price, if there are not negotiations, it is calculated by groups of debt securities according to the Superintendency of Pensions methodologies.
Last auction allocation price
Market price or price calculated based on benchmarks set by price providers methodologies

Bloomberg Generic
Market price(2)

Securities issued or secured by central banks	Income approach

Discounted cash flows using yields from similar securities outstanding
Discounted cash flows
Market price or price calculated based on benchmarks set by price providers methodologies
Last auction allocation price

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

ASSETS AND LIABILITIES	Valuation technique Level 2	Significant inputs
Securities issued or secured by other financial entities Others	Income approach Market approach

Theoretical price / estimated price(1)
Discounted cash flows using yields from similar securities outstanding
Discounted cash flows
Negotiation price, if there are not negotiations, it is calculated by groups of debt securities according to the Superintendency of Pensions methodologies.
Market price or price calculated based on benchmarks set by price providers methodologies.

Bloomberg Generic
Market price(2)

Securities issued or secured by non-financial sector entities	Income approach Market approach

Negotiation price, if there are not negotiations, it is calculated by groups of debt securities according to the Superintendency of Pensions methodologies.
Theoretical price / estimated price(1)
Market price or price calculated based on benchmarks set by price providers methodologies.

Market price(2)

Equity securities
Corporate stock	Market approach	Estimated prices(1)
Investment funds (2)	Market approach	Market value of underlying assets, less management and administrative fees
Trading derivatives
Foreign currency forward	Income approach Market approach	Discounted cash flow FWD points, discount rates of different currencies and Spot exchange rates Cash exchange rate and interest rate US$ and CRC TRM, curves and market price(2)
Debt securities forward	Income approach	Discounted cash flow
Interest rate swap Cross currency swap	Income approach Market approach	Discounted cash flow IBR and fixed rate
Currency options	Income approach Market approach	Discounted cash flow Black&Sholes&Merton model TRM, delta rates interest
Hedging derivatives
Currency forward	Income approach Market approach	Discounted cash flow TRM, curves
Currency options	Income approach	Discounted cash flow
Interest rate swap	Income approach Market approach	Discounted cash flow Curves
Currency futures	Income approach	Discount rate, spot rate

(1)	Estimated Price: A valuation model based on information obtained from a price vendor when it is not able to supply quoted prices (unadjusted) for each security. This model is the basis for the construction of the valuation margin of the securities that is represented on the assigned curve or reference rate. This margin remains constant on the assigned curve or reference rate when calculating the theoretical valuation price.
(2)	Quoted market prices (i.e. obtained from price vendors). The subsidiary Porvenir S. A. according to Colombian rules is required to invest to 1% of its total assets under management from severance and mandatory pension funds.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following table provides information about valuation techniques and significant unobservable inputs when measuring Level 3 assets and liabilities at recurring fair value.

ASSETS	Valuation technique Level 3	Significant inputs
Investments in debt securities at fair value
In Foreign Currency
Securities issued or secured by foreign Governments	Income approach	Discounted cash flows
Securities issued or secured by other financial entities	Income approach Market approach

Discounted cash flows
Discounted cash flows using yields from similar securities outstanding.
Market price or price calculated based on benchmarks set by price providers methodologies.
Internal rate os return

Bloomberg Generic

Securities issued or secured by non-financial sector entities	Income approach	Discounted cash flows Market price or price calculated based on benchmarks set by price providers methodologies
Others	Income approach	Discounted cash flows
Equity securities
Investments in equity securities(1)	Discounted cash flow Adjusted net Asset Value Comparable Multiples	- Growth in values after 5 years - Income - Discount interest rates - Current financial assets - Multiple of EBITDA
Other financial assets
Assets under concession contracts	Discounted cash flow

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

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

(1)          Valuation of equity securities Level 3

Investments with fair value hierarchy level 3 have significant unobservable inputs. Level 3 instruments include equity instruments, which are not quoted on any stock exchange. Given that observable prices are not available for these securities, Grupo Aval has used valuation techniques as discounted cash flows to obtain fair value.

The following table includes a sensitivity analysis of main equity securities amounting to Ps.43,383 as of December 31, 2021 classified at FVOCI level 3.

		Favorable		Unfavorable
Methods and Variables	Variation	impact		impact
Comparable multiples / Recent transaction price
EBITDA Number of times	+/-1 x	Ps.	246,938	Ps.	(967,707)
Adjusted net Asset Value
Current financial assets	+/-5%		50		(50)
Adjusted discounted cash flow
Growth in residual values after 5 years	+/-1%		7,508		(16,247)
Income	+/-1%		67,645		(73,742)
Discount interest rates	+/- 50 bps		48,141		(59,605)
		Ps.	370,282	Ps.	(1,117,351)

(2)          Valuation of financial assets under Gas and Energy concession arrangement rights

Promigas and subsidiaries, designated the financial assets under concession contracts at fair value, the method used to estimate it is discounted cash flows.

The assumptions and inputs used in the calculation of the financial asset estimate were:

●	The expiration date of each concession contract.
●	The proportion of the expiry period left of each of the concession contracts in force.
●	Operational cash flows (only) of the assets under concession.

The components of the calculations are the following:

●	Free cash flow generated solely by assets under concession.
●	Expiry period of the concession.
●	Amount in - perpetuity of the Free Cash Flow (FCF) of the year, estimated factoring in a growth in the residual amount between 1% and 3% each year.
●	Current amount of the residual amount Weighted Average Cost of Capital (WACC *), between 8.39% and 8.80% each year.

(*) Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each, updated annually. The following variables were used for determining the WACC:

●	Beta unlevered USA (Oil/Gas Distribution): Damodaran. (Unlevered Beta 0.59, 2020)
●	Risk Free Rate, Source: Geometric Average 1996-2020 of American bonds “T-Bonds”.
●	Market Return, Source: Geometric Average 1996-2020 Damodaran “Stocks” USA.
●	Market Premium: Market Return – Risk Free Rate.
●	Country Risk Premium: Average last 5 years EMBI (Difference between 10-year Colombian sovereign bonds and 10 years “T-Bonds”). Damodaran.
●	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Sensitivity analysis

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to Government entities at the expiration date of the contracts. The value of the financial asset at December 31, 2021 is Ps. 3,228,480 and Ps. 2,958,385 at 2020, the sensitivity analysis shows their increase or decrease.

	December 31, 2021				December 31, 2020
Variable	+100 bps		-100 bps		+100 bps		-100 bps
WACC	Ps.	(788,000)	Ps.	1,232,537	Ps.	(675,517)	Ps.	1,029,057
Perpetuity growth rate		700,340		(483,643)		596,031		(420,953)

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

The main assumptions used for determining the fair value of the principal biological assets are as follows:

1.          Biological assets growing in rubber crops:

The price of natural rubber used to calculate the 2022-2024 cash flows was forecasted based on the average of the last 3 years of the Technically Specified Rubber (TSR20) per ton since January 2019 Ps. 0.41 (US$  1,530/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually based on the expected US inflation rate.

2.          Biological assets growing in African palm crops:

The price of African palm oil (US$ per ton) used to calculate the 2022-2023 cash flows was forecasted based on the average price of palm oil since January 2020 (US$ 810.8/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually with the expected US inflation rate.

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

The following table summarizes the transfer between fair value levels 1 and 2 during 2021 and 2020. In general, transfers between Level 1 and Level 2 in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2021

	Investments in debt				Investments in debt
	securities at FVTPL				securities at FVOCI
	Transfers between:				Transfers between:
	Level 2 to 1		Level 1 to 2		Level 2 to 1		Level 1 to 2
Securities issued or secured by Colombian Government	Ps.	—	Ps.	—	Ps.	—	Ps.	813,196
Securities issued or secured by other Colombian Government entities		—		—		—		193,459
Securities issued or secured by other financial entities		—		—		—		54,873
Others		—		—		16,446		—
	Ps.	—	Ps.	—	Ps.	16,446	Ps.	1,061,528

December 31, 2020

	Investments in debt				Investments in debt
	securities at FVTPL				securities at FVOCI
	Transfers between:				Transfers between:
	Level 2 to 1		Level 1 to 2		Level 2 to 1		Level 1 to 2
Securities issued or secured by Colombian Government	Ps.	64,374	Ps.	—	Ps.	685,075	Ps.	—
	Ps.	64,374	Ps.	—	Ps.	685,075	Ps.	—

There were no transfers of fair values between levels 2 to or from level 3.

5.5          Reconciliation Level 3 of the fair value hierarchy

The reconciliation of the balances at the beginning of the period to the closing balances with the fair value measurements classified at Level 3 is shows in the following table.

	Financial assets				Financial assets in
	in debt		Equity		concession		Biological		Investment
	securities		instruments		arrangements		assets		properties
January 1, 2019	Ps.	13,733	Ps.	560,313	Ps.	2,488,414	Ps.	84,206	Ps.	836,324
Valuation adjustment with an effect on income		(3,018)		18,721		217,616		18,914		19,597
Valuation adjustments with an effect on OCI		—		3,101		—		—		5,288
Transfers to non-current assets held for sale		—		—		—		—		21,722
Reclassification		—		—		—		—		(2,078)
Additions		—		238		—		20,559		116,702
Sales / redemptions		(613)		(74)	Ps.	—		(18,822)		(68,989)
December 31, 2019	Ps.	10,102	Ps.	582,299	Ps.	2,706,030	Ps.	104,857	Ps.	928,566
Valuation adjustment with an effect on income		(1,390)		313,139		252,355		15,021		(46,924)
Valuation adjustments with an effect on OCI		(1,772)		6,960		—		—		9,014
Transfers from non-current assets held for sale		—		—		—		—		4,323
Reclassification		—		108		—		—		11,685
Business combination		—		—		—		—		10,164
Effect of movements in exchange rates		—		—		—		—		(700)
Additions		99,094	(*)	257,457		—		21,285		37,533
Sales / redemptions		(10,685)		—		—		(18,488)		(145,105)
December 31, 2020	Ps.	95,349	Ps.	1,159,963	Ps.	2,958,385	Ps.	122,675	Ps.	808,556
Valuation adjustment with an effect on income		4,222		177,310		270,095		28,546		22,775
Valuation adjustments with an effect on OCI		85,096		(6,431)		—		—		7,991
Transfers from non-current assets held for sale		—		—		—		—		22,847
Reclassification		—		—		—		—		4,490
Effect of movements in exchange rates		—		—		—		—		2,964
Additions		—		3,553		—		27,213		77,157
Sales / redemptions		(95,846)		(15,665)		—		(23,448)		(93,845)
Transfers from level 2 to level 3		—		73,859		—		—		—
Transfers from level 3 to level 2		—		(35,425)		—		—		—
December 31, 2021	Ps.	88,821	Ps.	1,357,164	Ps.	3,228,480	Ps.	154,986	Ps.	852,935

(*)    For 12 Months ended as of December 31, 2020 this addition of Ps.257,457 corresponds to: The initial value of the Private Equity Fund Nexus Inmobiliario del Banco de Occidente and Fiduciaria de Occidente for Ps.250,768 and Ps.6,689 refers to new investments in instruments of equity held for trading (shares) of Multibank.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

5.6          Fair Value of Financial Assets and Liabilities recognized at Amortized Cost

The following table shows a summary of financial assets and liabilities accounted at amortized cost and valued at fair value as of December 31, 2021 and 2020, only for disclosure purposes.

	December 31, 2021				December 31, 2020
	Carrying		Fair Value		Carrying		Fair Value
	Amount		Estimate		Amount		Estimate
Assets
Investments in debt securities at amortized cost (1)	Ps.	5,775,070	Ps.	5,711,378	Ps.	5,580,128	Ps.	5,559,263
Credit portfolio at amortized cost (2)		220,297,825		222,142,713		195,541,994		203,901,379
Total financial assets	Ps.	226,072,895	Ps.	227,854,091	Ps.	201,122,122	Ps.	209,460,642

Liabilities
Customer deposits (3)	Ps.	234,470,422	Ps.	235,505,912	Ps.	211,841,597	Ps.	216,035,503
Financial obligations (4)		73,282,326		72,891,434		58,624,766		60,181,205
Total financial liabilities	Ps.	307,752,748	Ps.	308,397,346	Ps.	270,466,363	Ps.	276,216,708

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

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 6 – CLASSIFICATION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

See accounting policies in Notes 2(2.5).

The following table provides a reconciliation of gross amount between line items in the statement of financial position and categories of financial instruments as of December 31, 2021 and 2020.

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2021		at		debt		equity		Amortized		carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	36,642,829	Ps.	36,642,829
Trading assets	8		10,986,770		—		—		—		10,986,770
Debt securities			4,741,287		—		—		—		4,741,287
Equity securities			5,082,574		—		—		—		5,082,574
Derivative assets			1,162,909		—		—		—		1,162,909
Investment securities	9		—		37,493,866		1,406,135		5,775,070		44,675,071
Measured at fair value			—		37,493,866		1,406,135		—		38,900,001
Measured at amortized cost			—		—		—		5,775,070		5,775,070
Loans	11		—		—		—		231,573,437		231,573,437
Other accounts receivable	12		3,228,480		—		—		16,181,527		19,410,007
Measured at fair value			3,228,480		—		—		—		3,228,480
Measured at amortized cost			—		—		—		16,181,527		16,181,527
Hedging derivative assets	10		44,248		—		—		—		44,248
Total financial assets		Ps.	14,259,498	Ps.	37,493,866	Ps.	1,406,135	Ps.	290,172,863	Ps.	343,332,362

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	1,049,910	Ps.	—	Ps.	—	Ps.	—	Ps.	1,049,910
Hedging derivative liabilities	10		55,813		—		—		—		55,813
Customer deposits	20		—		—		—		234,470,422		234,470,422
Financial obligations	21		—		—		—		73,282,326		73,282,326
Total financial liabilities		Ps.	1,105,723	Ps.	—	Ps.	—	Ps.	307,752,748	Ps.	308,858,471

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2020		at		debt		equity		Amortized		carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	34,025,535	Ps.	34,025,535
Trading assets	8		11,038,856		—		—		—		11,038,856
Debt securities			4,780,993		—		—		—		4,780,993
Equity securities			5,123,939		—		—		—		5,123,939
Derivative assets			1,133,924		—		—		—		1,133,924
Investment securities	9		7,385		28,966,356		1,515,090		5,580,128		36,068,959
Measured at fair value			7,385		28,966,356		1,515,090		—		30,488,831
Measured at amortized cost			—		—		—		5,580,128		5,580,128
Loans	11		—		—		—		206,447,165		206,447,165
Other accounts receivable	12		2,958,385		—		—		12,381,009		15,339,394
Measured at fair value			2,958,385		—		—		—		2,958,385
Measured at amortized cost			—		—		—		12,381,009		12,381,009
Hedging derivative assets	10		156,220		—		—		—		156,220
Total financial assets		Ps.	14,160,846	Ps.	28,966,356	Ps.	1,515,090	Ps.	258,433,837	Ps.	303,076,129

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	1,452,574	Ps.	—	Ps.	—	Ps.	—	Ps.	1,452,574
Hedging derivative liabilities	10		56,627		—		—		—		56,627
Customer deposits	20		—		—		—		211,841,597		211,841,597
Financial obligations	21		—		—		—		58,624,766		58,624,766
Total financial liabilities		Ps.	1,509,201	Ps.	—	Ps.	—	Ps.	270,466,363	Ps.	271,975,564

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 7 – CASH AND CASH EQUIVALENTS

Balances of cash and cash equivalents comprise the following as of December 31, 2021 and 2020:

	December 31, 2021		December 31, 2020
In Colombian Pesos
Cash	Ps.	3,508,811	Ps.	4,008,010
Deposits in the Colombian central bank		4,752,234		3,632,924
Demand deposits in banks and other financial entities		725,100		230,389
Clearing houses		899		537
Investments in debt securities maturing in under three months		—		1,559
Cash held for specific purposes (1)		854,994		9,310
	Ps.	9,842,038	Ps.	7,882,729
In foreign currency
Cash		2,867,651		2,329,999
Demand deposits in banks and other financial entities		22,062,202		22,354,601
Investments in debt securities maturing in under three months		1,707,136		1,387,800
Cash held for specific purposes (1)		163,802		70,406
	Ps.	26,800,791	Ps.	26,142,806
Total cash and cash equivalents	Ps.	36,642,829	Ps.	34,025,535

(1) The variation in cash held for specific purposes in local currency corresponds to: Ps. 663,196 in Covipacifico due to higher funding, collections, payment of the difference in toll rates, payment of Peaje Anconsur, and financial yields; Ps. 152,518 in Covioriente and Ps. 29,970 in Episol of restricted cash available for use in properties, networks and environmental, and in foreign currency, the variation corresponds to Ps. 93,396 in Covioriente due to of future validities in accordance with the concession agreement.

Grupo Aval´s banking subsidiaries had cash reserves to comply with the mandatory (see note 4.3) amount for time deposits, checking accounts and savings accounts for Ps. 19,263,147 and Ps. 14,342,075 at December 31, 2021 and 2020, respectively.

NOTE 8 – TRADING ASSETS AND LIABILITIES

Balances of trading asset and liabilities comprise the following as of December 31, 2021 and 2020:

			December 31,		December 31,
	Note	2021		2020
Trading assets
Debt securities	8.1	Ps.	4,741,287	Ps.	4,780,993
Equity securities	8.2		5,082,574		5,123,939
Derivative assets	8.3		1,162,909		1,133,924
		Ps.	10,986,770	Ps.	11,038,856

Trading liabilities
Derivative liabilities	8.3		1,049,910		1,452,574
		Ps.	1,049,910	Ps.	1,452,574
Total trading assets and liabilities net		Ps.	9,936,860	Ps.	9,586,282

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

8.1         Trading investments in debt securities

The following is the balance at December 31, 2021 and 2020.

	December 31,		December 31,
	2021		2020
Securities issued or secured by the Colombian Government	Ps.	2,757,952	Ps.	2,831,979
Securities issued or secured by other Colombian Government entities		249,510		187,295
Securities issued or secured by foreign Governments		213,863		201,312
Securities issued or secured by other financial entities		1,476,476		1,502,818
Securities issued or secured by non-financial sector entities		9,388		24,975
Others		34,098		32,614
Total trading debt securities	Ps.	4,741,287	Ps.	4,780,993

8.2          Trading investments in equity securities

The following is the balance as of December 31, 2021 and 2020.

	December 31,		December 31,
	2021		2020
In Colombian Pesos
Corporate stock	Ps.	6,404	Ps.	1,297
Investment funds (1)(2)		2,792,570		3,019,846
Pension and severance funds (3)		2,139,971		1,978,634
	Ps.	4,938,945	Ps.	4,999,777

In foreign currency
Corporate stock	Ps.	56,498	Ps.	42,649
Investment funds		87,131		81,513
	Ps.	143,629	Ps.	124,162
Total equity securities	Ps.	5,082,574	Ps.	5,123,939

(1)   Grupo Aval has restricted investment funds related to Concesionaria Nueva Vía al Mar Ps. 422,317 and Concesionaria Vial del Pacífico Ps. 11,462.

(2)   Includes investments in the private real estate fund Nexus as of December 31, 2021, Ps. 1,136,358 and as of December 31, 2020, Ps. 971,736.

(3)   Pursuant to Colombian rules, Porvenir S. A. is required to directly invest 1% of the total assets of these funds in mandatory severance and pension funds managed by Porvenir.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

8.3          Trading derivatives assets and liabilities

Trading derivative assets and liabilities comprise the following as of December 31, 2021 and 2020.

	December 31, 2021				December 31, 2020
	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	788,768	Ps.	39,398	Ps.	83,935	Ps.	1,081,010
Foreign currency to sell		62,341		620,473		733,226		31,429
Debt securities to buy		—		92		—		—
Debt securities to sell		1,099		2,922		349		2,071
Subtotal	Ps.	852,208	Ps.	662,885	Ps.	817,510	Ps.	1,114,510
Swap
Cross currency		39,589		72,044		31,394		39,705
Interest rate		208,440		230,862		245,618		251,414
Subtotal	Ps.	248,029	Ps.	302,906	Ps.	277,012	Ps.	291,119
Futures contracts
Debt securities to buy		—		—		—		—
Index to buy		481		312		—		1,165
Index to sell		—		4,660		—		—
Subtotal	Ps.	481	Ps.	4,972	Ps.	—	Ps.	1,165
Options contracts
Foreign currency to buy		61,550		12,190		30,889		2,003
Foreign currency to sell		641		66,957		8,513		43,777
Subtotal		62,191		79,147		39,402		45,780
Total derivative assets and liabilities trading	Ps.	1,162,909	Ps.	1,049,910	Ps.	1,133,924	Ps.	1,452,574

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

NOTE 9 – INVESTMENT SECURITIES

Balances of investment securities comprise the following as of December 31, 2021 and 2020:

	Note	December 31, 2021		December 31, 2020

Investments in debt securities mandatorily at FVTPL	9.1	Ps.	—	Ps.	7,385
Investments in debt securities at FVOCI	9.2		37,493,866		28,966,356
Investments in debt securities at amortized cost	9.3		5,775,070		5,580,128
Investments in equity securities at FVOCI	9.4		1,406,135		1,515,090
		Ps.	44,675,071	Ps.	36,068,959

Loss impairment
Investments in debt securities at amortized cost	4.1.5	Ps.	(10,698)	Ps.	(7,195)
		Ps.	(10,698)	Ps.	(7,195)
Total investment securities net		Ps.	44,664,373	Ps.	36,061,764

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

9.1          Investments in debt securities mandatorily at FVTPL

The following table includes investments on asset-backed securities mandatorily at FVTPL because the contractual cash flows of these securities are not SPPI on the principal outstanding.

	December 31, 2021		December 31, 2020

Others		—		7,385
Total investments in debt securities mandatorily at FVTPL	Ps.	—	Ps.	7,385

9.2          Investments in debt securities at FVOCI

The following table includes investments in debt securities at FVOCI as of December 31, 2021 and 2020:

December 31, 2021

Debt securities	Cost		Unrealized Gain		Unrealized Losses			Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	17,139,726	Ps.	25,541	Ps.	(1,093,505)	Ps.	16,071,762	Ps.	7,224
Securities issued or secured by other Colombian Government entities		839,348		8,500		(24,934)		822,914		1,338
Securities issued or secured by foreign Governments		12,520,572		310,558		(98,466)		12,732,664		98,826
Securities issued or secured by central banks		1,874,510		1,199		(17,991)		1,857,718		4,763
Securities issued or secured by other financial entities		4,233,539		14,364		(42,979)		4,204,924		8,325
Securities issued or secured by non-financial sector entities		731,400		9,161		(2,851)		737,710		2,161
Others		1,064,479		20,325		(18,630)		1,066,174		1,341
Total debt securities at FVOCI	Ps.	38,403,574	Ps.	389,648	Ps.	(1,299,356)	Ps.	37,493,866	Ps.	123,978

December 31, 2020

Debt securities		Cost		Unrealized Gain		Unrealized Losses		Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	12,627,235	Ps.	220,361	Ps.	(397)	Ps.	12,847,199	Ps.	5,290
Securities issued or secured by other Colombian Government entities		439,163		21,910		—		461,073		494
Securities issued or secured by foreign Governments		9,558,777		184,925		(80,378)		9,663,324		73,326
Securities issued or secured by central banks		1,861,216		4,117		(2,411)		1,862,922		4,293
Securities issued or secured by other financial entities		2,843,649		69,033		(250)		2,912,432		8,707
Securities issued or secured by non-financial sector entities		47,550		2,020		—		49,570		51
Others		1,124,667		45,665		(496)		1,169,836		4,325
Total debt securities at FVOCI	Ps.	28,502,257	Ps.	548,031	Ps.	(83,932)	Ps.	28,966,356	Ps.	96,486

The following table shows amounts reclassified to profit or loss from OCI before taxes, related to fixed income investments debt securities measured at FVOCI:

	December 31, 2021		December 31, 2020
Redemptions or sales		294,112		612,127
ECL allowance		(13,675)		(68,072)
Total reclassified to profit or loss	Ps.	280,437	Ps.	544,055

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

9.3 Investments in debt securities at amortized cost

The following table includes investments in debt securities at amortized cost as of December 31, 2021 and 2020:

Debt securities	December 31, 2021		December 31, 2020
Securities issued or secured by Colombian Government	Ps.	1,569,076	Ps.	1,674,180
Securities issued or secured by other Colombian Government entities		3,696,298		3,378,438
Securities issued or secured by foreign Governments		27,866		34,747
Securities issued or secured by other financial entities		148,087		288,138
Securities issued or secured by non-financial sector entities		266,411		165,663
Others		67,332		38,962
Total debt securities at amortized cost	Ps.	5,775,070	Ps.	5,580,128

The following is a summary of investments in debt securities at amortized cost by maturity dates:

	December 31, 2021		December 31, 2020

Up to 1 month	Ps.	808,501	Ps.	661,313
More than 1 month and no more than 3 months		37,451		315,593
More than 3 months and no more than 1 year		4,556,665		4,305,327
More than 1 year and no more than 5 years		178,404		122,578
More than 5 years and no more than 10 years		166,690		152,132
More than 10 years		27,359		23,185
Total	Ps.	5,775,070	Ps.	5,580,128

9.3.1          Investment in debt at amortized cost securities pledged as collateral

The following is a list of debt securities at amortized cost that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

	December 31,		December 31,
	2021		2020
Pledged as collateral in money market operations
Securities issued or secured by other Colombian Government entities	Ps.	198,282	Ps.	70,197
Securities issued or secured by other financial entities		42,805		182,076
Securities issued or secured by non-financial sector entities		21,900		—
	Ps.	262,987	Ps.	252,273
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	—	Ps.	573,134
Securities issued or secured by other Colombian Government entities		98,401		—
	Ps.	98,401	Ps.	573,134
	Ps.	361,388	Ps.	825,407

(*) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

9.4          Investments in equity securities at fair value through OCI

The following is the balance at December 31, 2021 and 2020

December 31, 2021

	Cost		Unrealized Gain		Unrealized Losses		Fair Value
In Colombian Pesos
Corporate stock	Ps.	589,847	Ps.	811,938	Ps.	(9,052)	Ps.	1,392,733
In foreign currency
Corporate stock		10,751		2,694		(43)		13,402
Total equity securities	Ps.	600,598	Ps.	814,632	Ps.	(9,095)	Ps.	1,406,135

December 31, 2020

	Cost		Unrealized Gain		Unrealized Losses		Fair Value

In Colombian Pesos
Corporate Stock	Ps.	585,793	Ps.	914,664	Ps.	(3,704)	Ps.	1,496,753
In foreign currency
Corporate Stock		13,363		4,974		—		18,337
Total equity securities	Ps.	599,156	Ps.	919,638	Ps.	(3,704)	Ps.	1,515,090

Variations in fair values fundamentally reflect variations in the performance of companies and market conditions mainly due to changes in interest rates and other economic trends in the country where the investment is held. At December 31, 2021 and 2020 Grupo Aval considers that there is no evidence of deterioration.

The details of equity instruments through OCI as of December 31, 2021 and 2020 are as follows.

Entity (*)	December 31, 2021		December 31, 2020
Empresa de Energía de Bogotá S.A. E.S.P.	Ps.	1,188,247	Ps.	1,259,541
Mineros S.A.		86,696		93,134
Bolsa de Valores de Colombia S.A.		38,058		47,947
Port Companies		22,887		38,142
Others		70,247		76,326
Total	Ps.	1,406,135	Ps.	1,515,090

(*)    These investments in equity securities have been designated as FVOCI considering that they represent strategic investments for Grupo Aval and therefore, they are not expected to be sold in a foreseeable future.

For the years ended December 31, 2021 and 2020, dividends from these equity investments in the amount of Ps. 159,122 and Ps. 91,565 respectively, were recognized in profit or loss in other income line (see note 30).

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

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

To cover this risk, Grupo Aval hedges its exposure through foreign currency financial liabilities expressed in U.S. dollars and forward contracts for the sale of U.S. dollars.

Changes in the Colombian peso against the U.S. dollar have been as follows:

Date	Value of US$ 1	Variation in pesos
December 31, 2019	3,277.14	27.39
December 31, 2020	3,432.50	155.36
December 31, 2021	3,981.16	548.66

According to the information described above, the following table shows movements of OCI gross of taxes, related to hedges of net investment in foreign operations:

			Exchange		Exchange
	Translation		difference of		difference
	adjustment of		financial		in forward		Net OCI
Detail of investment	the investments		liabilities		contracts		account
BAC Holding and MFH (1)	Ps.	2,338,582	Ps.	(1,049,016)	Ps.	(320,902)	Ps.	968,664
Other subsidiaries and branches Banco de Bogotá		83,286		—		(83,081)		205
Occidental Bank Barbados		18,807		(18,807)		—		—
Banco de Occidente Panamá		27,822		(27,822)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.		15,031		(15,031)		—		—
Gases del Pacífico S.A.C.		13,353		(19,487)		—		(6,134)
Gas Natural de Lima y Callao S.A.C. – Calidda		63,652		(63,652)		—		—
Gas Comprimido del Perú S.A.C.		2,644		(2,644)		—		—
Gases del Norte del Perú S.A.C.		2,458		(2,458)		—		—
Promigas Panamá Corporation		2		(2)		—		—
Total	Ps.	2,565,637	Ps.	(1,198,919)	Ps.	(403,983)	Ps.	962,735

(1)   Includes BAC Holding International Corp. and Multi Financial Holding.  See note 1 “Reporting Entity”.

According to information described above, the following table contains details of hedging operations carried out to cover foreign denominated equity investments. The analysis shows current amount of OCI gross of taxes:

December 31, 2021

	Thousands of US$				Ps. millions
		Amount of
		hedge by		Cumulative
		financial	Amount of	translation		Exchange		Exchange
		liabilities in	hedge by	adjustment		difference of		difference in
	Investment	foreign	forward	of the		financial		forward		Net OCI
Detail of investment	amount	currency	contracts	investments (1)		liabilities (1)		contracts		account
BAC Holding and MFH (2) (4)	3,861,718	(1,486,000)	(584,500)	Ps.	7,391,903	Ps.	(3,021,983)	Ps.	(4,048,958)	Ps.	320,962
Other subsidiaries and branches Banco de Bogotá (3)	145,159	—	(144,308)		234,995		—		(233,388)		1,607
Occidental Bank Barbados	32,329	(32,329)	—		51,478		(51,478)		—		—
Banco de Occidente Panamá	46,039	(46,039)	—		72,590		(72,590)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.	26,365	(26,365)	—		30,020		(30,020)		—		—
Gases del Pacífico S.A.C.	31,888	(31,888)	—		11,727		(25,556)		—		(13,829)
Gas Natural de Lima y Callao S.A.C. – Calidda	125,284	(125,284)	—		83,268		(83,268)		—		—
Promigas Perú S.A.C.	4,820	(4,820)	—		1,508		(1,508)		—		—
Gases del Norte del Perú S.A.C.	8,395	(8,395)	—		2,501		(2,501)		—		—
Promigas Panamá Corporation	8	(8)	—		2		(2)		—		—
Total	4,282,005	(1,761,128)	(728,808)	Ps.	7,879,992	Ps.	(3,288,906)	Ps.	(4,282,346)	Ps.	308,740

(1)   Includes only a portion of this investments hedged

(2)   Includes BAC Holding International Corp. and Multi Financial Holding

(3)   Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro, Nassau and contributions of foreign branches in Miami and New York.

(4)   Banco de Bogotá’s Board of Directors approved “uncovering” part of the value of the net investment abroad through the reduction in the size of the hedging with derivatives, likewise, it authorized to stop covering the monthly increases in the value of the investment through equity method. The amount of unhedged translation adjustment of the investments was of Ps. 470,412 during year 2021.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2020

	Thousands of US$				Ps. millions
		Amount of
		hedge by		Cumulative
		financial	Amount of	translation		Exchange		Exchange
		liabilities in	hedge by	adjustment		difference of		difference in
	Investment	foreign	forward	of the		financial		forward		Net OCI
Detail of investment	amount	currency	contracts	investments (1)		liabilities (1)		contracts		account
BAC Holding and MFH (3)	4,272,887	(2,067,100)	(809,381)	Ps.	5,053,321	Ps.	(1,972,967)	Ps.	(3,728,056)	Ps.	(647,702)
Other subsidiaries and branches Banco de Bogotá (2)	147,869	—	(147,523)		151,709		—		(150,307)		1,402
Occidental Bank Barbados	33,841	(33,841)	—		32,671		(32,671)		—		—
Banco de Occidente Panamá	48,514	(48,514)	—		44,768		(44,768)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.	28,365	(28,365)	—		14,989		(14,989)		—		—
Gases del Pacífico S.A.C.	16,124	(16,124)	—		(1,626)		(6,069)		—		(7,695)
Gas Natural de Lima y Callao S.A.C. – Calidda	112,773	(112,773)	—		19,616		(19,616)		—		—
Promigas Perú S.A.C.	4,820	(4,820)	—		(1,136)		1,136		—		—
Gases del Norte del Perú S.A.C.	699	(699)	—		43		(43)		—		—
Total	4,665,892	(2,312,236)	(956,904)	Ps.	5,314,355	Ps.	(2,089,987)	Ps.	(3,878,363)	Ps.	(653,995)
(1)	Includes only a portion of this investments hedged
(2)	Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro, Nassau and contributions of foreign branches in Miami and New York.

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

Hedging with Debt in Foreign Currency in U.S. dollars

Debt financial instruments that are not derivatives can be designated as hedging instruments for changes in foreign currency exchange rates. According to this rule, Banco de Bogotá and Banco de Occidente designed debt denominated in U.S. dollar as hedging instruments of their foreign subsidiaries as follows:

●	Bonds issued by Banco de Bogotá in the international market were designated as hedging instruments of its investment in BAC Holding and MFH amounting US $1,486 million in 2021 and US $2,067 million in 2020.
●	Other financial liabilities in the amount of US$275 million as December 31, 2021 (US$245 million as of December 31, 2020) were used to hedge part of the net foreign investment that Banco de Occidente and Promigas have in foreign subsidiaries as part of a hedging strategy, by which new obligations are continuously designated as hedging instruments to replace the previous ones as they expire over time.
●	Between December 21, 2015 and November 2, 2016, financial liabilities designated as hedging instruments described above included an intra-group liability amounting to US$500 million that Banco de Bogotá had as a hedging instrument of its investment in BAC Holding. This operation was eliminated in the consolidation process of Grupo Aval and was excluded from the foreign investment hedge accounting. Starting on May 1st and up to November 2nd, 2016 Grupo Aval designated financial assets in foreign debt securities amounting to US$500 million as cash flow hedge, the foreign exchange differences of this intra-group liability were not eliminated in the consolidation process and recorded in Other Comprehensive Income in the amount of Ps. 73,708. This amount could be realized in the future as income when the investment in Leasing Bogotá Panamá is sold. On November 2nd, 2016 Banco de Bogotá cancelled the intragroup liability amounting to US$500 million which was replaced in the foreign investment hedge accounting with other obligations in foreign currency with third parties.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

The following is the summary of Promigas and its subsidiaries open cash flow hedges:

	December 31, 2021	December 31, 2020
Income in Thousands of US$ dollars forecasted	115,124	187,128
Notional amount contracts forward Thousands of US$	115,104	187,128
% hedged	90%	100%
Fair value in Colombian pesos	7,943	(4,345)
# of contracts	73	144

Hedging of exchange rate risk

As of December 31, 2020, MFH uses interest rate swaps and cross currency swaps (“Cross Currency Swaps”) to reduce the exchange rate risk of financial liabilities. Such contracts are recorded at fair value in the consolidated statement of financial position, in other assets and other liabilities, as appropriate.  As of December 31, 2021, this hedge was no longer in effect.

	December 31, 2021	December 31, 2020
Income in Thousands of US$ dollars forecasted	—	113,257
Notional amount contracts swap Thousands of US$	—	100,000
% hedged	—%	88%
Fair value in Colombian pesos	—	17,979
# of contracts	—	1

Concesionaria Vial del Oriente S.A.S during the year ended December 31, 2021 hedged the foreign exchange risk of the interest flows of the debt in dollars with Grupo Aval Limited, the debt is eliminated in the Grupo Aval consolidated, but the foreign exchange is not eliminated.

	December 31, 2021	December 31, 2020
Income in Thousands of US$ dollars forecasted	39,244	—
Notional amount contracts swap Thousands of US$	39,244	—
% hedged	100%	—%
Fair value in Colombian pesos	9,992	—
# of contracts	1	—

During the years ended December 31, 2021, 2020 and 2019, an exchange difference recognized under “Other Comprehensive Income” as a result of cash flow hedge accounting of income (loss) from these highly probable transactions, was reclassified to profit or loss in the amounts of Ps. 16,859, Ps. 34,183 and Ps. 20,066 respectively.

The movement of the accumulated OCI account related to cash flow hedges in Colombian pesos during the years ended on December 31, 2021, 2020 and 2019 is as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
Balance at the beginning of the year	Ps.	(42)	Ps.	(874)	Ps.	(14,343)
Changes in the fair value of the hedge forward contracts		(8,879)		(33,351)		(6,597)
Reclassified to profit or loss		16,859		34,183		20,066
Balance at the end of the year	Ps.	7,938	Ps.	(42)	Ps.	(874)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Fair value hedges of interest rate risk

As of December 31, 2021 and 2020, the MFG uses interest rate swaps to reduce the risk of interest rates on financial assets and financial liabilities. Said contracts are recorded at fair value in the consolidated statement of financial position, under the line of derivatives for hedging assets or liabilities, as appropriate.

December 31, 2021

				Carrying amount				Change in
Fair value hedges		Notional amount		Assets		Liabilities		fair value
Hedging instruments
Interest rate Swap	Ps.	81,614	Ps.	—	Ps.	18,973	Ps.	5,872
Items designated hedged
Securities issued or secured by Government and Corporate issuers		81,614		19,073		—		(6,382)

December 31, 2020

				Carrying amount				Change in
Fair value hedges		Notional amount		Assets		Liabilities		fair value
Hedging instruments
Interest rate Swap	Ps.	70,366	Ps.	—	Ps.	21,438	Ps.	29,695
Cross currency swaps		343,250		32,895		—		5,427
Items designated hedged
Securities issued or secured by Government and Corporate issuers		70,366		71,062		—		(4,948)
Bonds issued		343,250		—		388,754		(26,427)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Derivative Financial Instruments for hedging purposes comprise the following:

According to information described above, the following table contains the fair value of derivative financial instruments used for hedging:

	December 31, 2021				December 31, 2020
Item	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	5,562	Ps.	624	Ps.	951	Ps.	26,473
Foreign currency to sale		1,115		32,536		122,374		451
Subtotal	Ps.	6,677	Ps.	33,160	Ps.	123,325	Ps.	26,924
Swap
Cross currency		9,992		—		32,895		—
Interest rate		27,579		22,653		—		29,703
Subtotal	Ps.	37,571	Ps.	22,653	Ps.	32,895	Ps.	29,703
Total hedge derivatives	Ps.	44,248	Ps.	55,813	Ps.	156,220	Ps.	56,627

NOTE 11 – LOANS

11.1          Loan Portfolio by Product

The distribution of the loan portfolio of Grupo Aval by product is shown as follows:

	December 31, 2021		December 31, 2020
General purpose loans	Ps.	87,652,620	Ps.	79,602,750
Payroll loans		35,666,306		24,905,547
Mortgages		27,058,641		22,757,640
Credit Cards		20,182,153		16,607,901
Working capital loans		19,410,295		16,164,803
Personal loans		12,356,219		16,908,282
Commercial financial leases		11,108,676		10,636,603
Automobile and vehicle loans		8,353,725		7,115,987
Interbank & overnight funds		3,218,433		4,693,678
Loans funded by development banks		3,198,592		3,900,175
Housing leases		2,061,675		1,801,130
Overdrafts		626,345		641,564
Consumer financial leases		362,018		338,784
Microcredit		317,739		372,321
Gross balance of loan portfolio	Ps.	231,573,437	Ps.	206,447,165
Loss allowance loan portfolio (1)		(11,275,612)		(10,905,171)
Net balance of loan portfolio	Ps.	220,297,825	Ps.	195,541,994

(1)   See loss allowance reconciliations from the opening to the closing balance in note 4.1.5.

11.2          Loan portfolio by maturity

The distribution of Grupo Aval´s loan portfolio by contractual maturity period is as follows:

December 31, 2021

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial	Ps.	51,391,093	Ps.	29,235,366	Ps.	17,099,011	Ps.	24,302,334	Ps.	122,027,804
Consumer		20,754,224		12,483,902		11,463,155		32,187,864		76,889,145
Mortgage		616,096		966,883		1,145,363		26,391,974		29,120,316
Microcredit		188,726		111,014		13,849		4,150		317,739
Interbank and overnight funds		3,218,433		—		—		—		3,218,433
Total gross loan portfolio	Ps.	76,168,572	Ps.	42,797,165	Ps.	29,721,378	Ps.	82,886,322	Ps.	231,573,437

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2020

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial	Ps.	45,689,138	Ps.	27,230,670	Ps.	16,500,368	Ps.	21,566,762	Ps.	110,986,938
Consumer		17,061,123		11,388,303		11,229,958		26,156,073		65,835,457
Mortgage		548,925		846,345		998,398		22,165,103		24,558,771
Microcredit		198,886		146,578		20,728		6,129		372,321
Interbank and overnight funds		4,693,678		—		—		—		4,693,678
Total gross loan portfolio	Ps.	68,191,750	Ps.	39,611,896	Ps.	28,749,452	Ps.	69,894,067	Ps.	206,447,165

11.3          Interest income by portfolio

The interest income of the loan portfolio of Grupo Aval by portfolio is shown as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
Commercial	Ps.	6,583,884	Ps.	7,442,901	Ps.	7,271,607
Consumer		9,260,876		9,319,044		8,935,803
Mortgage		2,023,462		1,862,105		1,658,115
Microcredit		77,880		95,679		106,062
Repos, interbank loans portfolio		169,628		227,300		519,580
Total interest income	Ps.	18,115,730	Ps.	18,947,029	Ps.	18,491,167

11.4          Financial Leasing portfolio

As of December 31, 2021, and 2020 the following table shows the reconciliation between gross investment in financial leasing and the present value of minimum payments to be received in these dates:

	December 31, 2021		December 31, 2020
Total gross rent payments receivable	Ps.	21,464,510	Ps.	17,861,864
Less amounts representing running costs (such as taxes, maintenance, insurances, etc.,)		(660)		(564)
Plus, estimated residual amount of assets given for rental (without guarantee)		25,714		22,526
Gross investment in contracts of financial leasing		21,489,564		17,883,826
Less unrealized financial income		(7,957,194)		(5,107,309)
Net investment in contracts of financial leasing		13,532,370		12,776,517
Loss allowance of net investment in financial leasing	Ps.	(804,942)	Ps.	(737,549)

The detailed information of gross investment and net investment in financial leasing contracts receivable as of December 31, 2021 and 2020 in each period is as follows:

	December 31, 2021
	Gross investment		Net investment
Up to 1 year	Ps.	7,706,238	Ps.	4,330,434
From 1 to 5 years		7,678,563		5,383,073
More than 5 years		6,104,763		3,818,863
Total	Ps.	21,489,564	Ps.	13,532,370

	December 31, 2020
	Gross investment		Net investment
Up to 1 year	Ps.	2,383,724	Ps.	1,761,738
From 1 to 5 years		8,000,626		5,464,964
More than 5 years		7,499,476		5,549,815
Total	Ps.	17,883,826	Ps.	12,776,517

The banks of Grupo Aval grant loans through financial leasing mainly for acquisition of vehicles and computer equipment, generally with terms between 36 and 60 months, with a purchase option at the end of the contract, for acquisition machinery and equipment

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

with terms between 60 to 120 months, with a purchase option, and for housing leasing with terms between 120 to 240 months, transferring the asset at the end of the contract. These leasing contracts are granted at current market interest rates at inception.

NOTE 12 – OTHER ACCOUNTS RECEIVABLE, NET

Balances of other accounts receivable, net of impairment losses, comprise the following as of December 31, 2021 and 2020:

		December 31,		December 31,
	Reference	2021		2020

Contract assets	12.1	Ps.	13,088,483	Ps.	9,731,409
Other accounts receivable	12.2		6,321,524		5,607,985
Total other accounts receivable			19,410,007		15,339,394
Loss allowance	4.1.5		(382,802)		(343,057)
Total other accounts receivable, net		Ps.	19,027,205	Ps.	14,996,337

12.1          Contract assets

The following table provides information about assets from contracts with customers as of December 31, 2021 and 2020:

Contract assets	December 31, 2021		December 31, 2020

Financial assets in concession arrangements rights at fair value (1)	Ps.	3,228,480	Ps.	2,958,385
Financial assets in concession arrangements rights at amortized cost (1)		9,860,003		6,773,024
Gross balance of other accounts receivable	Ps.	13,088,483	Ps.	9,731,409
Loss allowance (2)		(6,951)		(3,901)
Total contract assets	Ps.	13,081,532	Ps.	9,727,508
(1)	See note 16 details regarding concession arrangements rights.
(2)	See reconciliations simplified approach and general approach loss allowance on note 4.1.5.

12.2          Other accounts receivable

The detailed information of other accounts receivable measured at amortized cost, except for prepaid expenses, as of December 31, 2021 and 2020 is as follows:

Other accounts receivable	December 31, 2021		December 31, 2020
Accounts receivable for goods and services sales in Non-financial sector companies	Ps.	1,289,944	Ps.	1,235,009
Debtors		929,253		1,040,941
Credit card compensations and network compensation		1,130,931		853,416
Payment in advance		765,561		590,390
Government		524,250		465,621
Conditional contributions		379,791		293,300
Taxes		57,581		52,367
Others		1,244,213		1,076,941
Gross balance of other accounts receivable	Ps.	6,321,524	Ps.	5,607,985
Loss allowance		(375,851)		(339,156)
Other accounts receivable, net	Ps.	5,945,673	Ps.	5,268,829

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 13 – NON-CURRENT ASSETS HELD FOR SALE

The movement of the non-current assets held for sale during the years ended December 31, 2021, 2020 and 2019 is as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
Balance at the beginning of the year	Ps.	240,412	Ps.	206,193	Ps.	186,714
Additions		199,748		75,208		193,735
Business Combination (1)		—		77,480		—
Assets sold, net (2)		(84,530)		(314,815)		(147,760)
Increase / decrease by changes in fair value (3)		(3,874)		(1,347)		2,296
Reclassifications (4)		(135,629)		205,366		(29,989)
Effect of movements in exchange rates		(7,701)		(7,673)		1,197
Balance at year end	Ps.	208,426	Ps.	240,412	Ps.	206,193
(1)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).
(2)	From the Leaseback operation of Banco de Occidente with the Nexus investment fund includes withdrawals for December 2021 by Ps. (32,365) and for December 2020 by Ps. (119,376).
(3)	Includes at December 31, 2019 Ps. 8,055 of recovery of impairment losses.
(4)	Includes for December 31, 2021 reclassifications to: i) Investment properties by Ps. (22,847), ii) to other assets by Ps. (111,442); iii) from Properties, plant and equipment for own use Ps. 1,074; iv) to concession agreements by Ps. (2,516) and v) from Right-of-use assets by Ps. 102; for December 31, 2020 i) Investment properties by Ps. (4,323) ii) from other assets by Ps. 32,325 and iii) from Properties, plant and equipment for own use Ps. 177,364; and for December 31,2019 i) Investment properties by Ps. (21,722), ii) other assets by Ps. (14,980) and iii) from Properties, plant and equipment for own use Ps. 6,713.

The following is the detail of the non-current assets held for sale:

	December 31, 2021		December 31, 2020
Foreclosed assets
Movable property	Ps.	3,767	Ps.	3,544
Residential real estate		55,850		46,367
Other real estate		95,146		105,308
Other		—		67
	Ps.	154,763	Ps.	155,286
Assets received from leasing agreements
Machinery and equipment		140		6,406
Vehicles		2,678		1,809
Real estate		20,161		14,856
	Ps.	22,979	Ps.	23,071
Other non-current assets held for sale
Land		5,816		18,458
Vehicles		360		—
Real estate		24,049		39,998
Other		459		3,599
		30,684		62,055
Total non-current assets held for sale	Ps.	208,426	Ps.	240,412

Following is the detail of the associated liabilities to assets held for sale:

	December 31, 2021		December 31, 2020
Commercial accounts payable	Ps.	52,090	Ps.	37,863
Total	Ps.	52,090	Ps.	37,863

Non-current assets held for sale are primarily assets received through foreclosure of assets pledged as loan collateral. Accordingly, Grupo Aval has the intention to sell them immediately, our subsidiaries have departments, processes and special sales programs for this purpose. Foreclosed assets are either sold for cash or financing for their sale is provided to potential buyers under normal market conditions. These are expected to be sold within a period of 12 months subsequent to their classification as assets held for sale. There are option contracts in place for some of these assets. Note 4.1.8 on credit risk contains information on assets received through foreclosure and sold during the period.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 14 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The detail of the investments in associates and joint ventures is as follows:

	December 31, 2021		December 31, 2020
Associates	Ps.	1,170,435	Ps.	1,029,243
Joint ventures		2,394		79
Total	Ps.	1,172,829	Ps.	1,029,322

The following table shows the balances of each investment in associates and joint ventures as of December 31, 2021 and 2020, and Grupo Aval’s ownership interest percentage in those entities:

	December 31, 2021			December 31, 2020
	Ownership	Book		Ownership	Book
	interest	value		interest	value
Associates
Gas Natural de Lima y Callao S.A. - Cálidda	40%	Ps.	568,035	40%	Ps.	455,704
Gases del Caribe S.A. E.S.P.	31%		305,456	31%		293,631
Credibanco S.A.	25%		200,824	25%		200,636
A.C.H Colombia S.A.	34%		36,427	34%		22,811
Redeban Multicolor S.A.	20%		22,801	20%		23,635
Colombiana de Extrusión S.A. - Extrucol	30%		12,966	30%		11,718
Aerocali S.A.	50%		8,852	50%		1,844
Energía Eficiente S.A.	33%		4,307	39%		10,133
ADL Digital Lab S.A.S.	34%		4,014	34%		1,929
Servicios de Identidad Digital S.A.S.	33%		3,989	33%		4,905
Metrex S.A.	18%		2,166	18%		1,775
Concentra Inteligencia en Energía S.A.S.	24%		598	24%		522
		Ps.	1,170,435		Ps.	1,029,243

	December 31, 2021			December 31, 2020
	Ownership	Book		Ownership		Book
	interest	value		interest		value
Joint ventures
Renting Automayor S.A.S. (1)	50%		2,394	50%		—
Cfc Sk Capital S.A.S.	50%		—	50%		79
		Ps.	2,394		Ps.	79
(1)	Joint businesses executed by Grupo Aval’s subsidiaries with specific purposes wherein the joint business assumes no responsibilities for business results, not requiring significant equity resources from Grupo Aval.

All of our associates and joint ventures are domiciled in Colombia, with the exception of Gas Natural de Lima y Callao S.A. – Calidda which resides in Perú.

The main corporate purpose of Grupo Aval´s associates is described as follows:

	Associate	Corporate purpose
1	Gas Natural de Lima y Callao S.A. - Cálidda	Gas distribution
2	Gases del Caribe S.A. E.S.P.	Gas distribution
3	Credibanco S.A.	Payment processing
4	A.C.H Colombia S.A.	Automated clearing house
5	Redeban Multicolor S.A.	Payment processing
6	Colombiana de Extrusión S.A. - Extrucol	Networks and infrastructure
7	Aerocali S.A.	Projects in airport infrastructure
8	Energía Eficiente S.A.	Gas distribution
9	ADL Digital Lab S.A.S.	Technology or digital services
10	Servicios de Identidad Digital S.A.S.	Digital services
11	Metrex S.A.	Manufacturing and commercialization of industrial equipment
12	Concentra Inteligencia en Energía S.A.S.	Gas distribution

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

As of December 31, 2021, and 2020, Grupo Aval did not have contingent assets as income receivable that arose from any contractual difference with any concession, other than a tariff recognition. There were also no contingent liabilities for fines or sanctions imposed by the Government in the development of concession contracts for possible contractual breaches.

A roll-forward of investments in associates and joint ventures accounts is shown below for the years ended December 31, 2021, 2020 and 2019:

Associates

	December 31,		December 31,		December 31,
	2021		2020		2019
Balance at the beginning of the year	Ps.	1,029,243	Ps.	985,497	Ps.	975,032
Acquisitions		4,539		—		2,789
Participation in the profit or loss of the period		298,705		222,825		231,693
Participation in Other Comprehensive Income		(846)		13,059		(9,061)
Dividends received		(225,844)		(221,076)		(192,602)
Capitalization reductions		—		5,333		—
Sale of investments		—		—		(5,125)
Entity Liquidation		—		—		(4,956)
Allowance for Impairment		—		—		(225)
Reclassifications		—		(57)		—
Exchange difference		63,654		23,662		(12,048)
Realization of Other Comprehensive Income		1,059		—		—
Dilution effect		(75)		—		—
Year-end balance	Ps.	1,170,435	Ps.	1,029,243	Ps.	985,497

Joint ventures

	December 31,		December 31,		December 31,
	2021			2020	2019
Balance at the beginning of the year	Ps.	79	Ps.	2,465	Ps.	7,711
Participation in the period profit or loss		1,512		(2,663)		(2,067)
Dividends received		(70)		(51)		(3,310)
Exchange difference		873		328		131
Year-end balance	Ps.	2,394	Ps.	79	Ps.	2,465

The condensed financial information of the associates and joint ventures accounted for under the equity method is as follows:

Associates

At the time calculating the equity method, the year-end financial information of associates was not available. Therefore, the information of the immediately preceding month for the years 2021 and 2020 was used.

December 31, 2021

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Gas Natural de Lima y Callao S.A. - Cálidda	Ps.	4,958,317	Ps.	3,554,154	Ps.	1,404,163	Ps.	2,754,051	Ps.	2,403,065	Ps.	350,986
Gases del Caribe S.A. E.S.P.		3,361,896		2,359,061		1,002,835		2,477,609		2,110,599		367,010
Credibanco S.A.		357,829		153,552		204,277		251,731		243,861		7,870
A.C.H Colombia S.A.		172,286		77,996		94,290		190,069		117,628		72,441
Redeban Multicolor S.A.		1,656,658		1,521,056		135,602		306,253		287,864		18,389
Colombiana de Extrusión S.A. - Extrucol		106,137		62,918		43,219		117,736		109,304		8,432
Aerocali S.A.		56,639		38,936		17,703		158,042		124,348		33,694
Energía Eficiente S.A.		94,128		67,732		26,396		258,315		262,310		(3,995)
ADL Digital Lab S.A.S.		35,441		23,634		11,807		36,328		30,196		6,132
Servicios de Identidad Digital S.A.S.		15,126		3,159		11,967		118		17,007		(16,889)
Metrex S.A.		35,347		23,312		12,035		45,352		43,179		2,173
Concentra Inteligencia en Energía S.A.S.		2,772		257		2,515		1,547		1,231		316
	Ps.	10,852,576	Ps.	7,885,767	Ps.	2,966,809	Ps.	6,597,151	Ps.	5,750,592	Ps.	846,559

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2020

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Gas Natural de Lima y Callao S.A. - Cálidda	Ps.	3,995,219	Ps.	2,819,672	Ps.	1,175,547	Ps.	2,075,243	Ps.	1,819,121	Ps.	256,122
Gases del Caribe S.A. E.S.P.		3,139,758		2,172,442		967,316		2,258,914		1,899,868		359,046
Credibanco S.A.		344,039		143,612		200,427		252,500		234,732		17,768
A.C.H Colombia S.A.		127,457		59,985		67,472		143,394		97,311		46,083
Redeban Multicolor S.A.		733,691		616,704		116,987		241,961		237,953		4,008
Colombiana de Extrusión S.A. - Extrucol		69,520		30,460		39,060		68,994		64,284		4,710
Aerocali S.A.		43,968		40,280		3,688		60,105		81,712		(21,607)
Energía Eficiente S.A.		81,828		55,662		26,166		223,840		223,803		37
ADL Digital Lab S.A.S.		25,347		19,673		5,674		20,416		15,932		4,484
Servicios de Identidad Digital S.A.S.		16,745		2,030		14,715		198		8,538		(8,340)
Metrex S.A.		31,416		21,551		9,865		27,224		26,946		278
Concentra Inteligencia en Energía S.A.S.		2,751		560		2,191		1,689		2,374		(685)
	Ps.	8,611,739	Ps.	5,982,631	Ps.	2,629,108	Ps.	5,374,478	Ps.	4,712,574	Ps.	661,904

Joint Ventures

At the time calculating the equity method, the year-end financial information of joint ventures was not available. Therefore, the information of the immediately preceding month for the years 2021 and 2020 was used.

December 31, 2021

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Renting Automayor S.A.	Ps.	97,538	Ps.	92,390	Ps.	5,148	Ps.	20,513	Ps.	17,376	Ps.	3,137
Cfc Sk Capital S.A.S.		140		—		140		1		18		(17)
	Ps.	97,678	Ps.	92,390	Ps.	5,288	Ps.	20,514	Ps.	17,394	Ps	3,120

December 31, 2020

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Cfc Sk Capital S.A.S.	Ps.	160	Ps.	2	Ps.	158	Ps.	289	Ps.	527	Ps.	(238)
Cfc Sk El Dorado Latam Management Company Ltd.		—		—		—		—		4,384		(4,384)
Cfc Sk El Dorado Latam Capital Partners, Ltd.		—		—		—		—		700		(700)
	Ps.	160	Ps.	2	Ps.	158	Ps.	289	Ps.	5,611	Ps	(5,322)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 15 – TANGIBLE ASSETS

The movement of the carrying value amounts of tangible assets for the years ended on December 31, 2021, 2020 and 2019 is as follows:

		For own use (1)		Given in operating leases (2)		Right-of-use assets (1)		Investment properties (3) (1)		Biological assets		Total
Cost
Balance as of January 1, 2019	Ps.	8,740,485	Ps.	7,784	Ps.	—	Ps.	836,324	Ps.	84,206	Ps.	9,668,799
Effects of amendments in accounting policies by rights-of-use assets		(91,604)		—		2,365,889		—		—		2,274,285
Purchases or capitalized expenses (4) (5)		671,219		7,468		187,834		116,702		20,559		1,003,782
Withdrawals / Sales		(287,264)		(310)		(80,078)		(68,989)		(18,822)		(455,463)
Changes in fair value		—		—		—		19,597		18,914		38,511
Revaluation of investment properties		—		—		—		5,288		—		5,288
Transfers to/from non-current assets held for sale		(7,782)		—		—		21,722		—		13,940
Effect of movements in exchange rates		54,794		—		50,153		—		—		104,947
Reclassifications		143,507		(1,671)		(4,822)		(2,078)		—		134,936
Balance as of December 31, 2019		9,223,355		13,271		2,518,976		928,566		104,857		12,789,025
Increase due to changes in the lease variables		—		—		7,676		—		—		7,676
Business Combination (6)		293,014		—		90,492		10,164		—		393,670
Purchases or capitalized expenses (4) (5)		634,885		4,481		237,542		37,533		21,285		935,726
Withdrawals / Sales		(270,147)		—		(113,348)		(145,105)		(18,488)		(547,088)
Changes in fair value		—		—		—		(46,924)		15,021		(31,903)
Revaluation of investment properties		—		—		—		9,014		—		9,014
Transfers to/from non-current assets held for sale		(246,021)		—		—		4,323		—		(241,698)
Effect of movements in exchange rates		11,103		—		(19,434)		(700)		—		(9,031)
Reclassifications		72,021		(1,647)		—		11,685		—		82,059
Balance as of December 31, 2020		9,718,210		16,105		2,721,904		808,556		122,675		13,387,450
Increase due to changes in the lease variables		—		—		30,106		—		—		30,106
Purchases or capitalized expenses (4) (5)		637,541		34,306		187,236		77,157		27,213		963,453
Withdrawals / Sales		(375,055)		—		(233,224)		(93,845)		(23,448)		(725,572)
Changes in fair value		—		—		—		22,775		28,546		51,321
Revaluation of investment properties		—		—		—		7,991		—		7,991
Transfers to/from non-current assets held for sale		(1,861)		—		—		22,847		—		20,986
Effect of movements in exchange rates		443,004		—		133,780		2,964		—		579,748
Reclassifications		(36,482)		(2,208)		—		4,490		—		(34,200)
Balance as of December 31, 2021	Ps.	10,385,357	Ps.	48,203	Ps.	2,839,802	Ps.	852,935	Ps.	154,986	Ps.	14,281,283

Accumulated Depreciation:
Balance January 1, 2019	Ps.	(3,070,841)	Ps.	(3,571)	Ps.	—	Ps.	—	Ps.	—	Ps.	(3,074,412)
Effects of amendments in accounting policies by rights of use		25,446		—		(82,351)		—		—		(56,905)
Depreciation of the year charged against profit or loss		(513,357)		(2,552)		(323,196)		—		—		(839,105)
Withdrawals / Sales		231,892		19		8,302		—		—		240,213
Transfers to/from non-current assets held for sale		1,069		—		—		—		—		1,069
Effect of movements in exchange rates		(25,950)		—		772		—		—		(25,178)
Reclassification		(83,564)		1,062		3,055		—		—		(79,447)
Balance December 31, 2019		(3,435,305)		(5,042)		(393,418)		—		—		(3,833,765)
Depreciation of the year charged against profit or loss		(556,579)		(3,616)		(361,510)		—		—		(921,705)
Withdrawals / Sales		213,460		—		36,542		—		—		250,002
Transfers to/from non-current assets held for sale		68,657		—		—		—		—		68,657
Effect of movements in exchange rates		(5,230)		—		33,831		—		—		28,601
Reclassification		(20)		1,548		(1,830)		—		—		(302)
Balance December 31, 2020		(3,715,017)		(7,110)		(686,385)		—		—		(4,408,512)
Depreciation of the year charged against profit or loss		(540,542)		(5,077)		(341,330)		—		—		(886,949)
Withdrawals / Sales		237,420		—		125,691		—		—		363,111
Transfers to/from non-current assets held for sale		733		—		—		—		—		733
Effect of movements in exchange rates		(206,328)		—		(35,271)		—		—		(241,599)
Reclassification		(1,875)		2,208		(2,111)		—		—		(1,778)
Balance December 31, 2021	Ps.	(4,225,609)	Ps.	(9,979)	Ps.	(939,406)	Ps.	—	Ps.	—	Ps.	(5,174,994)

Impairment losses:
Balance as of January 1, 2019	Ps.	(5,901)	Ps.	(3)	Ps.	—	Ps.	—	Ps.	—	Ps.	(5,904)
Year impairment charge		1,085		(30)		—		—		—		1,055
Balance as of December 31, 2019		(4,816)		(33)		—		—		—		(4,849)
Withdrawals / Year impairment charge		(86)		(51)		—		—		—		(137)
Balance as of December 31, 2020		(4,902)		(84)		—		—		—		(4,986)
Withdrawals / Year impairment charge		(678)		(72)		—		—		—		(750)
Balance as of December 31, 2021	Ps.	(5,580)	Ps.	(156)	Ps.	—	Ps.	—	Ps.	—	Ps.	(5,736)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

		For own use (1)		Given in operating leases (2)		Right-of-use assets (1)		Investment properties (3) (1)		Biological assets		Total

Tangible assets, net:
Balance as of December 31, 2019	Ps.	5,783,234	Ps.	8,196	Ps.	2,125,558	Ps.	928,566	Ps.	104,857	Ps.	8,950,411
Balance as of December 31, 2020	Ps.	5,998,291	Ps.	8,911	Ps.	2,035,519	Ps.	808,556	Ps.	122,675	Ps.	8,973,952
Balance as of December 31, 2021	Ps.	6,154,168	Ps.	38,068	Ps.	1,900,396	Ps.	852,935	Ps.	154,986	Ps.	9,100,553

(1)	See Note 1.1 “Other events COVID-19” impact.
(2)	Only assets for own use different than asset given in operating lease are included (see note 15.2).
(3)	Cost is included at fair value. The total of purchases of investment properties, includes assets received in total or partial settlement of the payment obligations of debtors, at December 31, 2021 Ps. 75,788 and Ps. 35,874 at December 31, 2020. Includes Ps. 493 by the recognition a new investment property by Banco de Occidente.
(4)	The total of purchases for own use, includes at December 31, 2021 Ps. 5,536, at December 31, 2020 Ps. 137 and Ps. 329 at December 31, 2019 for capitalization of intangible and at December 31, 2021 Ps. 1,189 for decommissioning cost.
(5)	Includes borrowing costs capitalized by Ps. 616, at December 31, 2021; Ps. 295 at December 31, 2020 and Ps. 2,656 at December 31, 2019. with a capitalized interest rate (weighted average) of 5.14%, 5.81% and 7.66% E.A. respectively.
(6)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).

15.1.         Tangible assets for own use

The following is the detail of the balance at December 31, 2021 and 2020, by type:

			Accumulated		Impairment		Carrying
December 31, 2021	Cost		depreciation		loss		amount
Land	Ps.	1,147,650		—		(1,786)	Ps.	1,145,864
Buildings		2,827,154		(706,922)		(3,281)		2,116,951
Office equipment and accessories		1,180,416		(872,070)		(299)		308,047
Information technology equipment		2,462,693		(1,816,775)		(200)		645,718
Vehicles		140,268		(98,115)		(14)		42,139
Equipment and machinery		1,585,128		(415,735)		—		1,169,393
Silos		8,613		(6,786)		—		1,827
Warehouses		63,325		(35,469)		—		27,856
Improvements in leaseholds properties		483,602		(248,706)		—		234,896
Construction in progress		221,217		—		—		221,217
Bearer plants		265,291		(25,031)		—		240,260
Balance as of December 31, 2021	Ps.	10,385,357	Ps.	(4,225,609)	Ps.	(5,580)	Ps.	6,154,168

			Accumulated		Impairment		Carrying
December 31, 2020	Cost		depreciation		loss		amount
Land	Ps.	1,119,233	Ps.	—	Ps.	(4,405)	Ps.	1,114,828
Buildings		2,676,382		(628,643)		—		2,047,739
Office equipment and accessories		1,109,808		(795,010)		(280)		314,518
Information technology equipment		2,205,683		(1,567,691)		—		637,992
Vehicles		138,054		(83,623)		—		54,431
Equipment and machinery		1,532,530		(342,150)		(217)		1,190,163
Silos		8,613		(6,746)		—		1,867
Warehouses		62,833		(34,275)		—		28,558
Improvements in leaseholds properties		464,407		(237,477)		—		226,930
Construction in progress		150,335		—		—		150,335
Bearer plants		250,332		(19,402)		—		230,930
Balance as of December 31, 2020	Ps.	9,718,210	Ps.	(3,715,017)	Ps.	(4,902)	Ps.	5,998,291

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

15.2          Tangible assets given in operating leases:

The following is movement of carrying value amounts of the balance to as of December 31, 2021 and 2020, by type:

			Accumulated		Impairment		Carrying
December 31, 2021	Cost		depreciation		loss		amount
Computing equipment	Ps.	33,547	Ps.	(6,872)	Ps.	—	Ps.	26,675
Vehicles		9,592		(1,700)		—		7,892
Mobilization equipment and machinery		5,064		(1,407)		(156)		3,501
Balance as of December 31, 2021	Ps.	48,203	Ps.	(9,979)	Ps.	(156)	Ps.	38,068

			Accumulated		Impairment		Carrying
December 31, 2020	Cost		depreciation		loss		amount
Computing equipment	Ps.	11,034	Ps.	(4,897)	Ps.	—	Ps.	6,137
Vehicles		2,776		(1,418)		—		1,358
Mobilization equipment and machinery		2,295		(795)		(84)		1,416
Balance as of December 31, 2020	Ps.	16,105	Ps.	(7,110)	Ps.	(84)	Ps.	8,911

15.3          Right-of-use assets:

The following is movement of carrying value amounts of the balance to as of December 31, 2021 and 2020, by type:

				Accumulated		Carrying
December 31, 2021		Cost		depreciation		amount
Land	Ps.	32,254	Ps.	(5,104)	Ps.	27,150
Buildings		2,281,264		(722,433)		1,558,831
Office equipment and accessories		1,882		(407)		1,475
Information technology equipment		118,429		(40,436)		77,993
Vehicles		87,063		(39,471)		47,592
Equipment and machinery		188,894		(81,662)		107,232
Warehouses		130,016		(49,893)		80,123
Balance as of December 31, 2021	Ps.	2,839,802	Ps.	(939,406)	Ps.	1,900,396

			Accumulated		Carrying
December 31, 2020	Cost		depreciation		amount
Land	Ps.	30,353	Ps.	(3,076)	Ps.	27,277
Buildings		2,196,138		(510,670)		1,685,468
Office equipment and accessories		2,126		(116)		2,010
Information technology equipment		101,540		(32,742)		68,798
Vehicles		84,231		(33,242)		50,989
Equipment and machinery		188,227		(73,853)		114,374
Warehouses		119,289		(32,686)		86,603
Balance as of December 31, 2020	Ps.	2,721,904	Ps.	(686,385)	Ps.	2,035,519

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

15.4          Investment properties

The following table summarizes investment properties as of December 31, 2021 and 2020:

			Accumulated
			adjustments		Carrying
December 31, 2021	Cost		to fair value		amount
Land	Ps.	354,066	Ps.	155,224	Ps.	509,290
Buildings		277,196		66,449		343,645
Balance as of December 31, 2021	Ps.	631,262	Ps.	221,673	Ps.	852,935

			Accumulated
			adjustments		Carrying
December 31, 2020	Cost		to fair value		amount
Land	Ps.	363,220	Ps.	135,899	Ps.	499,119
Buildings		242,049		67,388		309,437
Balance as of December 31, 2020	Ps.	605,269	Ps.	203,287	Ps.	808,556

The following amounts have been recognized in the Consolidated Statement of Income during the years ended on December 31, 2021, 2020 and 2019 in relation to investments properties:

	December 31,		December 31,		December 31,
	2021		2020		2019
Income from rents	Ps.	10,540	Ps.	8,382	Ps.	10,289
Direct operating expenses deriving from property investments which create income from rent		(1,793)		(2,268)		(1,929)
Direct operating expenses deriving from property investments which do not create income from rent		(5,292)		(4,454)		(6,211)
	Ps.	3,455	Ps.	1,660	Ps.	2,149

NOTE 16 – CONCESSION ARRANGEMENTS RIGHTS

The following is the balance of the assets in concession agreements registered in the Group as of December 31, 2021 and 2020:

	December 31, 2021		December 31, 2020
Financial assets at fair value	Ps.	3,228,480	Ps.	2,958,385
Financial asset at amortized cost net (1)		9,853,052		6,769,123
Total financial assets in concession arrangements rights (2)	Ps.	13,081,532	Ps.	9,727,508
Intangible asset		11,098,116		9,187,564
Total assets in concession arrangements rights	Ps	24,179,648	Ps.	18,915,072
(1)	At December 31, 2021 and 2020, the balance of the financial asset at amortized cost includes an impairment expense of Ps. 3,050 and Ps. 1,759 respectively, see note 16.1.
(2)	See note 12.1, “Contract assets”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

16.1          Financial Assets in Concession Arrangements

The following table shows the changes in financial assets in concession arrangements registered in Grupo Aval’s subsidiaries for the years ended on December 31, 2021, 2020 and 2019:

	Gas and Energy		Infrastructure		Total
Balance as of January 1, 2019	Ps.	2,488,414	Ps.	2,630,269	Ps.	5,118,683
Additions or new concession arrangements		—		1,495,035		1,495,035
Collections during the year		—		(23,674)		(23,674)
Adjustment to fair value		217,616		—		217,616
Accrued interest		—		225,432		225,432
Impairment expense		—		(1,176)		(1,176)
Balance as of December 31, 2019	Ps.	2,706,030	Ps.	4,325,886	Ps.	7,031,916
Additions or new concession arrangements (1)		—		2,203,309		2,203,309
Collections during the year		—		(24,070)		(24,070)
Adjustment to fair value		252,355		—		252,355
Accrued interest		—		265,757		265,757
Impairment expense		—		(1,759)		(1,759)
Balance as of December 31, 2020	Ps.	2,958,385	Ps.	6,769,123	Ps.	9,727,508
Additions or new concession arrangements (1)		—		2,613,987		2,613,987
Collections during the year		—		(273,665)		(273,665)
Adjustment to fair value		270,095		—		270,095
Accrued interest		—		746,657		746,657
Impairment expense		—		(3,050)		(3,050)
Balance as of December 31, 2021	Ps.	3,228,480	Ps.	9,853,052	Ps.	13,081,532
(1)	Includes the progress of construction the Covipacifico and Covioriente concession.

16.2          Intangible Assets in Concession Arrangements

The following table shows the movements of the main concession arrangements in Grupo Aval’s subsidiaries under intangible assets during years ended at December 31, 2021, 2020 and 2019:

Cost	Gas and energy		Infrastructure		Total
Balance as of January 1, 2019	Ps.	3,033,014	Ps.	3,732,759	Ps.	6,765,773
Additions (1)		760,982		1,525,013		2,285,995
Reclassification to PPE		407		—		407
Withdrawals (2)		(10,299)		(763,518)		(773,817)
Effect of movements in exchange rates		1,434		—		1,434
At December 31, 2019	Ps.	3,785,538	Ps.	4,494,254	Ps.	8,279,792
Additions (1)		863,910		1,001,985		1,865,895
Reclassification to PPE		582		—		582
Transfer to non-current assets held for sale		(769)		—		(769)
Withdrawals		(10,520)		(384)		(10,904)
Effect of movements in exchange rates		16,149		—		16,149
At December 31, 2020	Ps.	4,654,890	Ps.	5,495,855	Ps.	10,150,745
Additions (1)		982,508		922,203		1,904,711
Reclassification to PPE		20,301		—		20,301
Transfer to non-current assets held for sale		2,516		—		2,516
Withdrawals		(5,104)		—		(5,104)
Effect of movements in exchange rates		238,721		—		238,721
At December 31, 2021	Ps.	5,893,832	Ps.	6,418,058	Ps.	12,311,890

Accumulated Amortization	Gas and energy		Infrastructure		Total
Balance as of January 1, 2019	Ps.	(501,737)	Ps.	(749,555)	Ps.	(1,251,292)
Amortization of the year		(140,488)		(108,216)		(248,704)
Reclassification to PPE		7		—		7
Withdrawals (2)(3)		2,964		741,226		744,190
Effect of movements in exchange rates		(473)		—		(473)
At December 31, 2019	Ps.	(639,727)	Ps.	(116,545)	Ps.	(756,272)
Amortization of the year		(183,701)		(20,730)		(204,431)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Cost	Gas and energy		Infrastructure		Total
Transfer to non-current assets held for sale		148		—		148
Withdrawals		4,131		349		4,480
Effect of movements in exchange rates		(1,868)		—		(1,868)
At December 31, 2020	Ps.	(821,017)	Ps.	(136,926)	Ps.	(957,943)
Amortization of the year		(222,894)		(9,921)		(232,815)
Reclassification to PPE		45		—		45
Transfer to non-current assets held for sale		—		—		—
Withdrawals		1,236		—		1,236
Effect of movements in exchange rates		(12,895)		—		(12,895)
At December 31, 2021	Ps.	(1,055,525)	Ps.	(146,847)	Ps.	(1,202,372)

Impairment loss	Gas and energy		Infrastructure		Total
Balance as of January 1, 2019	Ps.	—	Ps.	—	Ps.	—
Impairment charge		—		(2,032)		(2,032)
At December 31, 2019	Ps.	—	Ps.	(2,032)	Ps.	(2,032)
Impairment charge		(2,296)		(910)		(3,206)
At December 31, 2020	Ps.	(2,296)	Ps.	(2,942)	Ps.	(5,238)
Impairment charge		(4,850)		(1,314)		(6,164)
At December 31, 2021	Ps.	(7,146)	Ps.	(4,256)	Ps.	(11,402)

Total Intangible Assets	Gas and energy		Infrastructure		Total
Balance as of January 1, 2019	Ps.	2,531,277	Ps.	2,983,204	Ps.	5,514,481
Cost		752,524		761,495		1,514,019
Amortization (2)		(137,990)		633,010		495,020
Impairment loss		—		(2,032)		(2,032)
Balance at December 31, 2019	Ps.	3,145,811	Ps.	4,375,677	Ps.	7,521,488
Cost		869,352		1,001,601		1,870,953
Amortization		(181,290)		(20,381)		(201,671)
Impairment loss		(2,296)		(910)		(3,206)
Balance at December 31, 2020 (2)	Ps.	3,831,577	Ps.	5,355,987	Ps.	9,187,564
Cost		1,238,942		922,203		2,161,145
Amortization		(234,508)		(9,921)		(244,429)
Impairment loss		(4,850)		(1,314)		(6,164)
Balance at December 31, 2021 (2)	Ps.	4,831,161	Ps.	6,266,955	Ps.	11,098,116
(1)	In gas and energy, includes borrowing costs capitalised by Ps. 13,856 for 2021, Ps. 24,383 for 2020 and Ps. 29,403 for 2019 with a capitalized interest rate (weighted average) of 5.39%, 4.56% and 6.77% E.A. respectively.
(2)	In infrastructure, Proyectos de Infraestructura PISA S.A. includes of Ps. 21,884 for 2019 that was offset with a liability outstanding with Agencia Nacional de Infraestructura – (ANI), due to the settlement of the inspection reports with the ANI
(3)	As of December 31, 2019, Concesionaria Vial de los Andes - Coviandes finished its operation and maintenance stage. The infrastructure was returned to the grantor.
(4)	Gas and Energy mainly includes as of December 31, 2021, the balance of the concessions under construction of Gases del Norte del Perú S.A.C. and Gases del Pacífico S.A.C. by Ps. 615,604 and Ps. 53,936, and as of December 31, 2020 Ps. 100,732 and Ps. 388,059 respectively

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following is a summary of the main concession contracts granted to Grupo Aval’s subsidiaries as of December 31, 2021:

					Year of
Concession				Contract	construction	% progress	Concession
Owner	Business and country	Objective	Current stage	date	start	of construction	end date
Gas and Energy
Surtigas S.A. E.S.P.	Gas and Energy Colombia	Purchase, storage, packaging and distribution of gases derived from hydrocarbons.	Operation	03/1984 to 04/1994	1984	100%	2034 to 2045
Transmetano E.S.P. S.A.	Gas and Energy Colombia	Construction, operation and maintenance of gas transportation systems.	Operation	08/1994	1996	100%	2044
Promigas S.A. E.S.P.	Gas and Energy Colombia	Purchase, sale, transportation, distribution, exploitation and exploration of natural gas, oil and hydrocarbons in general.	Operation	05/1976 to 11/1994	1976	100%	2026 to 2044
Promioriente S.A. E.S.P.	Gas and Energy Colombia	Construction, operation and maintenance of gas pipelines.	Operation	09/1995	1995	100%	2045
Gases de Occidente S.A. E.S.P.	Gas and Energy Colombia	Transportation and distribution of liquefied petroleum gas and natural gas.	Operation	08/1998	1998	100%	2047
Compañía Energética de Occidente S.A. E.S.P. (1)	Gas and Energy Colombia	Administrative, operational, technical and commercial management for the provision of electrical energy.	Operation and maintenance	01/2010	2010	100%	2035
Sociedad Portuaria El Cayao S.A. E.S.P.	Gas and Energy Colombia	Construction, maintenance and administration of ports.	Operation	07/2015	2015	100%	2035
Gases del Pacífico S.A.C.	Gas and Energy Perú	Purchase, sale, production, commercialization of energy in any of its forms.	Construction and Operation	10/2013	2015	95.60%	2034
Gases del Norte del Perú S.A.C.	Gas and Energy Perú	Construction and distribution service of natural gas.	Construction and Operation	11/2019	2020	48.30%	2051
Infrastructure
Proyectos de Infraestructura S.A.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1993	1994	100%	2033
Concesiones CCFC S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	06/1995	2001	100%	2024
Concesionaria Panamericana S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1997	2009	100%	2035
Concesionaria Vial del Pacífico S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	09/2014	2018	83.33%	2043
Concesionaria Nueva Vía del Mar S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Preconstruction	01/2015	2023	4.11%	2044
Concesionaria Vial Andina S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction, operation and maintenance	06/2015	2016	95.55%	2054
Concesionaria Vial Del Oriente S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	07/2015	2018	69.45%	2043

1.	The concession has an investment commitment for the expansion, replacement and improvement of the infrastructure which as of December 2021 has an advance of 46.34%.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 17 – GOODWILL

The following table shows the movement of the goodwill balance during the years ended December 31, 2021 and 2020:

	December 31, 2021(1)		December 31, 2020(1)
Balance at the beginning of the year	Ps.	7,713,817	Ps.	7,348,587
Business combination (2)		—		134,515
Impairment charge (3)		(109,334)		(5,065)
Effect of movements in exchange rates (4)		882,077		235,780
Balance at the end of the year	Ps.	8,486,560	Ps.	7,713,817

(1)	See note 1.1. “Other events COVID-19” impact (Impairment of assets).
(2)	For 2020, includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).
(3)	See note 17.1. Goodwill impairment.
(4)	The foreign exchange adjustment is attributable to BAC Holding international Corp and Multifinancial Group Inc.

The following is the detail of goodwill assigned by cash generating units (CGU) representing the lowest identifiable level within Grupo Aval and monitored by management. In addition to this, the values of goodwill are not greater than the identified business’ segments:

Goodwill carrying amount
	December 31,		December 31,
CGU	2021		2020
BAC Holding International Corp. (1)(2)(3)(5)	Ps.	6,256,287	Ps.	5,519,230
Sociedad Administradora de Pensiones y Cesantías Porvenir S.A.		538,231		538,231
Banco de Bogotá S.A. over Megabanco (4)		465,905		465,905
Banco Popular S.A.		358,401		358,401
Banco de Bogotá S.A.		301,222		301,222
Promigas S.A. and Subsidiaries		169,687		169,687
Banco de Bogotá S.A. over Multi Financial Group Inc. (5)		145,020		—
Banco de Occidente S.A.		127,571		127,571
Concesionaria Panamericana S.A.S. (6)		93,272		101,809
Banco de Occidente S.A. over Banco Unión (4)		22,724		22,724
Hoteles Estelar S.A.		6,661		6,661
Concesionaria Covipacífico S.A.S. (7)		1,579		102,376
	Ps.	8,486,560	Ps.	7,713,817

(1)	The main variation presented corresponds to the foreign exchange adjustment attributable to BAC Holding International Corp.
(2)	In 2020, includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).
(3)	Formerly Leasing Bogotá S.A. Panama (See note 1).
(4)	Goodwill recognized as a result of mergers between Banco de Bogotá and Megabanco, Banco de Occidente and Banco Unión.
(5)	In 2021 there was a business reorganization in Banco de Bogotá, due to this, the CGU of Multi Financial Group Inc. became an independent CGU of BAC Holding International Corp. (See note 1).
(6)	Includes recognition of impairment Ps. 8,537.
(7)	Includes recognition of impairment Ps. 100,797 (See note 17.1).

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

Below is the detail of the most significant values that comprise Goodwill, representing more than 80% of the Goodwill balance detailed above:

A.          BAC Holding International Corp.

On December 9, 2010, Banco de Bogotá S.A. acquired control of BAC Credomatic Inc. (BAC COM) through its subsidiary BAC Holding International Corp. (BAC Holding), which is the Panamanian company that executed the purchase agreement. BAC Credomatic Inc. (BAC COM), a company incorporated to do business under the laws of the British Virgin Islands, is the owner of Banco BAC International Bank, Inc. and the operations of BAC Credomatic Inc. (BAC) in Central America.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

With the acquisition of BAC COM, through BAC Holding, BAC’s corporate structure now is controlled by Banco de Bogotá S.A., which is controlled, in turn, by Grupo Aval. Goodwill was generated and recognized as a result of that operation. Banco de Bogotá was authorized by the Superintendency of Finance to make this acquisition, through its subsidiary BAC Holding International Corp, as indicated in Official Notice 2010073017- 048 dated December 3, 2010.

Later, 98.92% of the shares of Banco Bilbao Vizcaya Argentaria S.A. Panamá (BBVA Panamá, now BAC de Panamá) were acquired by Banco de Bogotá, through its subsidiary BAC Holding International Corp, under authorization from the Superintendency of Finance, as per Official Notice 2013072962-052 dated December 12, 2013.

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

As of September 2021, Leasing Bogotá S.A Panama changed its corporate name to BAC Holding International Corp. and spun-off Multi Financial Group Inc. in favor of Banco de Bogotá through Multi Financial Holding (See note 1). In this sense, the goodwill of BAC Credomatic and its subsequent acquisitions were registered in BAC Holding International Corp. and the goodwill of Multi Financial Group Inc. in Multi Financial Holding.

The latest valuation update for the groups of cash generating units to which this goodwill was allocated was carried out by an independent adviser and reviewed by Management in January 2022, based on the financial statements of BAC Credomatic on September 30, 2021. The conclusion was that there are no circumstances that could indicate a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill of Ps. 24,669,313 exceeds the book value by Ps.11,185,784.

The following table shows the averages of the main assumptions used in the reports on impairment analysis of the cash-generating units with allocated goodwill, based on the impairment assessments carried out on the indicated dates. Although the valuation exercise includes a 10-years projection, the following tables only show the first 5 years as, following the first year of projection, rates are generally stable with no significant variations.

December 31, 2021
	2022	2023	2024	2025	2026
Lending rate on the loan portfolio and investments	9.1%	9.1%	9.1%	9.1%	9.1%
Borrowing rate	2.2%	2.2%	2.2%	2.2%	2.2%
Growth in income from commissions	1.6%	6.6%	5.8%	5.4%	5.3%
Growth in expenses	6.2%	5.1%	5.1%	4.7%	3.3%
Discount rate after taxes	11.8%
Growth rate after ten years	3.0%

December 31, 2020
	2021	2022	2023	2024	2025
Lending rate on the loan portfolio and investments	10.1%	10.1%	10.1%	10.1%	10.2%
Borrowing rate	2.8%	2.8%	2.8%	2.9%	2.9%
Growth in income from commissions	3.8%	8.4%	7.6%	6.3%	6.7%
Growth in expenses	3.5%	4.8%	5.6%	4.7%	4.7%
Discount rate after taxes	12.3%
Growth rate after ten years	3.0%

A 10-years projection was made to evaluate potential goodwill impairment, considering that the business will have matured and the flow of funds will have stabilized once this period has elapsed. In turn, macroeconomic assumptions as well as those for BAC Credomatic’s business in each of the countries where it operates were used for the projection, to reflect the contribution of each

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

market to the CGUs as a whole. The averages of the main premises used are listed in the foregoing tables, including the variables for all the countries where BAC Credomatic Inc. operates. The following is description of that process:

●	Lending rates on loans and investments were projected based on historical data and on the expectations of management in each of the countries where BAC Credomatic Inc. operates, considering the competitiveness of the different services in their respective markets and the growth strategies for each segment. The projection on US Federal Reserve rates was taken into account as well, since these rates serve as a basis for international banking rates.
●	Growth in income from commissions was projected in line with the growth in BAC Credomatic´s active portfolio, which allows for greater income through products and services like insurance, memberships. commissions on foreign currency exchange and also the implementation of new services among others. Competitive markets were also considered in the projected time horizon elapsed.
●	Although the functional or reporting currency of the business is that of each country in the region where BAC Credomatic Inc.´s. subsidiaries operate, the future flows of funds have been converted into nominal U.S. dollars in each projected period, discounted at a nominal rate in U.S. dollars, net of income tax, estimated as cost of equity ("Ke"). A discount rate in U.S. dollars is used, given that a consistent discount rate in the respective local currencies cannot be estimated due to of the lack of required data.
●	The discount rate has been estimated considering of the risk profile of each of the markets where BAC Credomatic Inc. operates.
●	To estimate the terminal value, the normalized flow of funds, adjusted according to growth expectations, was projected in perpetuity. This projection does not exceed the average long-term rate of growth for the economies in each of the countries where BAC operates. An annual growth rate of 3.0% was estimated for the long term.

The after-tax discount rate used to discount the dividend flows reflects the specific risks relative to the CGU and the markets where BAC Credomatic operates, as mentioned earlier. Had the US dollar denominated estimated discount rate of 11.8% been 1.0% higher; it would not have been necessary to reduce the book value of goodwill, since the value-in-use of the cash-generating units associated with goodwill would have been Ps. 21,922,915 still exceeding book value as of December, 2021 of Ps. 13,483,529.

B.          Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Porvenir absorbed AFP Horizonte Pensiones y Cesantías S.A. and the goodwill in question was allocated to the groups of cash-generating units that together made up Porvenir later that same year.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser and reviewed by management. This valuation was conducted in January 2022 and is based on financial statements of Porvenir on September 30, 2021. The conclusion was that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill was Ps. 5,310,260, exceeding the book value by Ps. 2,446,969.

The following are the main assumptions used in the impairment test reports taken as the basis for impairment testing on the dates listed, even though the valuation exercise includes a 20-years projection, the following tables only shows the first 5 years as rates, following the first year of projection, are generally stable with no significant variations.

December 31, 2021
	2022	2023	2024	2025	2026
Interest rate on investments	6.1%	4.7%	4.4%	4.6%	4.6%
Borrowing rate	6.3%	6.3%	6.3%	6.3%	6.3%
Growth in income from commissions	(7.8)%	7.0%	4.5%	6.0%	5.6%
Growth in expenses	(14.5)%	(0.1)%	1.5%	4.7%	4.5%
Inflation	3.5%	3.8%	3.4%	3.6%	3.6%
Discount interest rate after taxes	12.5%	12.6%	12.6%	12.6%	12.6%
Growth rate after twenty years	3.5%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

December 31, 2020
	2021	2022	2023	2024	2025
Interest rate on investments	4.9%	4.3%	4.6%	4.3%	4.3%
Borrowing rate	6.3%	6.3%	6.3%	6.3%	6.3%
Growth in income from commissions	(8.9)%	8.4%	7.1%	7.1%	6.4%
Growth in expenses	(1.7)%	4.2%	(0.8)%	2.5%	5.3%
Inflation	2.9%	4.4%	3.8%	3.1%	3.1%
Discount interest rate after taxes	13.6%	13.4%	13.4%	13.4%	13.4%
Growth rate after twenty years	3.4%

A 20-years projection was made to estimate goodwill based on macroeconomic assumptions and those related to the business of Porvenir, as indicated in the foregoing tables. The following is a description of that process.

●	Investments and borrowing rates were projected using historical data and data provided by the Company on the business.
●	The estimated increases in commissions and expenses are based on business growth and other transactions estimated by the Company.
●	The inflation rate used in the projections is based on reports from outside sources, such as The Economist Intelligence Unit, and intra-group sources such as Corficolombiana´s research team.
●	The growth rate used for the terminal value was 3.5%, which is the average projected inflation provided by the independent specialists.

The after-tax discount interest rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate of 12.5% had been 1.0% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the fair value of the groups of cash-generating units associated with goodwill would be Ps. 4,780,417 and still exceeding book value as of December, 2021 of Ps. 2,863,291.

C.          Cash-generating units inside Banco de Bogotá

Goodwill was generated in 2006 with the acquisition of 94.99% of the shares of Banco de Crédito y Desarrollo Social – MEGABANCO S.A. and later merged with Banco de Bogotá. This operation was authorized by the Office of the Superintendency of Finance in Resolution No. 917 dated June 2, 2006

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an independent adviser and reviewed by management. This valuation was conducted in January 2022 and is based on Banco de Bogotá´s financial statements as of September 30, 2021.  It was concluded that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill was Ps. 9,166,267 exceeds the book value by Ps. 1,931,847.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2021
	2022	2023	2024	2025	2026
Lending rate on the loan portfolio and investments	7.8%	8.4%	8.6%	8.7%	8.7%
Borrowing rate	2.4%	3.1%	3.5%	3.5%	3.5%
Growth in income from commissions	10.2%	7.5%	9.1%	9.8%	10.7%
Growth in expenses	5.2%	9.0%	7.1%	7.1%	6.6%
Inflation	3.5%	3.8%	3.4%	3.6%	3.6%
Discount rate after taxes	12.5%	13.2%	13.2%	13.2%	13.2%
Growth rate after five years	3.6%

December 31, 2020
	2021	2022	2023	2024	2025
Lending rate on the loan portfolio and investments	6.7%	8.0%	9.0%	9.5%	9.6%
Borrowing rate	1.8%	2.6%	3.4%	3.9%	3.9%
Growth in income from commissions	15.7%	44.0%	8.8%	8.5%	8.6%
Growth in expenses	3.6%	12.6%	10.5%	7.7%	5.5%
Inflation	2.9%	4.4%	3.8%	3.1%	3.1%
Discount rate after taxes	13.0%	12.8%	12.8%	12.8%	12.8%
Growth rate after five years	3.3%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables.

The following is a description of that process.

●	The lending rates on loans and investments were projected based on the Company expected rates and lending rates from independent specialists (The Economist Intelligence Unit "EIU")
●	The borrowing rates were projected based on the Company´s expected rates and the money market interest rate from EIU.
●	Estimated growth of commissions is based on its historical ratio to the gross loan portfolio.
●	Estimated growth in expenses is based on the inflation’s growth and/or its historical percentage over revenues.
●	The inflation rate used in the projections is based on reports from outside sources, such as The Economist Intelligence Unit, and intra-group sources such as Corficolombiana´s research team.
●	The growth rate used for the terminal value was 3.6%, which is the average projected inflation provided by the independent specialists and reviewed by management.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the 12.5% estimated discount rate had been 1.0% higher than the rate estimated in the models, the book value of goodwill would not have to be impaired, since the fair value of the groups of cash-generating units associated with goodwill would have been Ps. 8,289,397, still exceeding book value as of December, 2021 of Ps. 7,234,420.

17.1. Goodwill Impairment

Below is the detail of the most significant values that comprise impairment charge of Goodwill:

Concesionaria Víal del Pacífico

The recoverable amount for Concesionaria Vial del Pacífico S.A.S., has been calculated based on its value in use, determined by discounting the future free cash flows expected for the reminder of the concession term (from December 2021 to October 2043, the estimated time completion), using the estimated discount rate WACC 8.51% (8.7% as of December 2020), considering the company's cash and debt balances as of December 31, 2021.

Under the following assumptions, the recoverable amount as of Ps. 1,236,830 as of December 31, 2021, was lower than the carrying amount of the investment including its goodwill, generating an impairment of Ps. 100,797. The main assumptions and circumstances taken into account, which led to the recognition of this impairment were:

a.	Covipacífico's income is made up of toll revenue, future government payments and payments for collection differences (shortfall in toll revenue is covered by top-up payments, called DR) if applicable. The estimate of said income to be received during the concession period is obtained from the combination of several elements:

o	Average daily traffic (TPD for its acronym in Spanish) projections by category and application of the corresponding tariff per category, taking into account the updating method agreed in the concession contract. The tariff growth rate is regularly given by the variation observed in the CPI (IPC for its acronym in Spanish), and in some cases an additional growth is incorporated.

o	Revenues from future government payments, agreed in constant pesos in the concession contract, are updated with the variation of the CPI corresponding to the period in which they are received by the concessionaire.

b.	Internal projections of costs and expenses to be incurred for Administration, Operation and Maintenance are used, considering compliance with contractual obligations, as well as service level indicators.

c.	Estimation of the discount rate:

o	For December 2021, financial debt and equity are taken as a reference for the long-term capital structure of the company 60%-40%.
o	For the cost of debt, a weighted average of the following is used:
1Bridge loan (IBR + 4%)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

2Senior Debt (in US$) (4.9%)
3Cost of long-term debt granted on average by the market to concessions, CPI + 8%.
4The tax rate used is 35% for 2021 and 31%. For 2020

o	To calculate the Ke, the geometric average of the 10-year United States government bond yield was used as a reference for the risk-free rate, and the geometric average of the market premium was calculated, according to published data. on Aswath Damodaran's blog. The beta is calculated from the average beta of companies in the sector of emerging market countries. For the EMBI, the market value of the JP Morgan EMBI + is used. In this way, a nominal Ke in US$ of 11.6% (10% for December 2020) and a nominal Ke in COP of 11.8% are calculated. (10.1% for December 2020).

NOTE 18 – OTHER INTANGIBLE ASSETS

The following table shows the movements of the other intangible assets during years ended on December 31, 2021, 2020 and 2019:

	Internally generated				Separate
	Developing		In use		acquisition		Total
Balance as of January 1, 2019	Ps.	246,075	Ps.	362,869	Ps.	424,941	Ps.	1,033,885
Capitalizations / Acquisitions / Purchases		183,428		(109,025)		313,741		388,144
Amortization		—		(25,007)		(185,865)		(210,872)
Withdrawals and transfers		(82,363)		(34,938)		107,457		(9,844)
Effect of movements in exchange rates		16		—		5,162		5,178
Balance as of December 31, 2019	Ps.	347,156	Ps.	193,899	Ps.	665,436	Ps.	1,206,491
Business combination (1)		—		—		174,317		174,317
Capitalizations / Acquisitions / Purchases		339,245		—		220,155		559,400
Amortization		—		(35,272)		(240,174)		(275,446)
Withdrawals and transfers		(213,123)		68,928		131,101		(13,094)
Effect of movements in exchange rates		(74)		—		(27,924)		(27,998)
Balance as of December 31, 2020	Ps.	473,204	Ps.	227,555	Ps.	922,911	Ps.	1,623,670
Capitalizations / Acquisitions / Purchases		376,344		—		192,321		568,665
Amortization		—		(44,916)		(281,672)		(326,588)
Impairment loss		—		—		(3,253)		(3,253)
Withdrawals and transfers		(287,656)		196,317		70,973		(20,366)
Effect of movements in exchange rates		1,369		—		42,545		43,914
Balance as of December 31, 2021	Ps.	563,261	Ps.	378,956	Ps.	943,825	Ps.	1,886,042

(1)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35). Licenses, software and information technology applications Ps. 61,650 and other intangibles Ps. 112,667.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 19 – INCOME TAX

19.1          Components of the income tax expense:

The income tax expense for the years ended on December 31, 2021, 2020 and 2019 comprises the following:

		December 31,		December 31,		December 31,
		2021		2020		2019
Current period income tax	Ps.	1,660,815	Ps.	1,592,062	Ps.	1,564,056
Income tax surcharge (1)		60,730		84,621		—
Subtotal current period taxes	Ps.	1,721,545	Ps.	1,676,683	Ps.	1,564,056
Prior years adjustments (2)		(103,464)		(52,539)		(16,931)
Adjustment due to settlement of uncertain tax positions from prior years (3)		(69,442)		8,539		(22,113)
Deferred taxes
Deferred taxes current period		1,268,583		203,093		647,718
Deferred taxes - Prior years adjustments (4)		34,573		7,892		(86,473)
Subtotal deferred taxes	Ps.	1,303,156	Ps.	210,985	Ps.	561,245
Total	Ps.	2,851,795	Ps.	1,843,668	Ps.	2,086,257
(1)	The income tax surcharge applicable to financial entities was declared unconstitutional for the year 2019.
(2)	In 2021, current tax recovery was recorded in Banco de Occidente for Ps. (71,282), Banco de Bogotá for Ps. (12,888), Corficolombiana for Ps. (10,185) and other entities for Ps. (9,108); the most important effect is registered from Banco de Occidente corresponds to the impact of the fiscal realization of derivative contracts that was adjusted with the presentation of income tax return of the year 2020.
(3)	In 2021, BAC Credomatic recovery provisions for uncertainties for Ps. (71,638). Also, Banco Av Villas and Banco de Occidente recorded Ps. 2,196.
(4)	In 2021, Banco de Occidente recorded an adjustment to prior year expenses of Ps. 59,825 associated with the fiscal adjustments to derivative contracts. In 2019, adjustments were recorded in connection with a deferred tax reversal on the property, plant and equipment, which had been subject to a tax base update in accordance with the rules of the Normalization (Amnesty) tax. Banco de Occidente recorded a recovery of Ps. (63,849) and Banco Popular of Ps. (24,914).

19.2          Reconciliation of the Nominal Tax Rate and the Effective tax Rate:

The following are the existing legal provisions related to income tax:

In Colombia

The tax rules in relation to the income tax applicable during the years 2021, 2020 and 2019, among other things, establish the following:

●	The income tax rate to be 31% plus an income tax surcharge of 3% applicable to financial institutions in 2021, 32% plus an income tax surcharge of 4% applicable to financial institutions in 2020 and 33% in 2019. The income tax surcharge stipulated for 2019 was declared unconstitutional by the Constitutional Court of Colombia through Judgment C-510 of October 2019.

●	Gains on the sale or disposal of non-current assets held for more than two years is taxed at 10%.
●	Gains of the entities that belong to the special free zone regime in Colombia is taxed at 20%.

●	The tax rate on presumptive income is calculated to 0.5% in the years 2020, 1.5% in the year 2019 and 3.5% in the years 2018.
●	In 2020 and 2019, an income tax discount of 50% of the industry and commerce tax paid in the taxable period can be applied. This discount will increase to 100% in 2022.

●	Tax loss-carry forwards incurred prior to 2017 may be offset on the same terms applicable for 2016, but they may not be fiscally readjusted. Tax loss carry-forwards incurred since 2017 may be offset against company taxable income over the following twelve years.
●	The “presumptive income” incurred prior to 2017 may be offset on the same terms applicable for 2016, but they may not be fiscally readjusted. The “presumptive income” incurred since 2017 may be offset by taxable income over the following five years.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

●	As of 2017 the companies’ taxable income will be determined based on the new accounting regulation in force in Colombia since January 1, 2015. However, the new tax regulation also includes special income tax rules for several transactions.

The last tax reform that is in force at the time of preparation of these Financial Statements is Law 2155 of 2021. This Law, includes among others:

●	An income tax rate of 35% that applies to companies from 2022 onwards. In addition, financial institutions in Colombia with a taxable income equal to or greater than 120,000 Units of Tax Value - UVT (which by 2022 equals 36,308 pesos), are subject to a 3% income tax surcharge in 2022, 2023, 2024 and 2025.

●	An income tax discount of 50% of the industry and commerce tax paid in the taxable period. This eliminated the increase of this discount to 100% starting on in 2022, that was included in previous reforms.
●	The audit benefit is extended for taxpayers that increase their net income tax of the taxable year relative to the net income tax of the immediately preceding year by at least 35% or 25%, limiting the tax authority's right to examine the income tax to 6 or 12 months from the date of its filing, respectively.
●	The expiration of a tax authority's right to examine the income tax will be five years after the filing date for taxpayers that declare or compensate tax losses or that are subject to the transfer pricing regime.

In other countries

Given that our subsidiary BAC Holding  has an international license in Panamá it is  subject to a tax rate of 0%. The subsidiaries in Guatemala are taxed at a rate of 25%; the subsidiaries in El Salvador, Honduras, Costa Rica and Nicaragua are taxed at a rate of 30% and the subsidiaries with a local license in Panamá are taxed at a rate of 25%. The subsidiaries in Perú are taxed at a rate of 29.5% since 2017.

Below is the detailed reconciliation between total expenses of the income tax of Grupo Aval calculated at the applicable enacted tax rate and the tax expense recognized in the statement of income for the years ended on December 31, 2021, 2020 and 2019:

				Years ended on:
		December 31,		December 31,		December 31,
		2021		2020		2019
Profit before income tax	Ps.	8,520,297	Ps.	6,475,284	Ps.	7,451,711
Enacted tax rate in Colombia		34%		36%		33%
Theoretical income tax expense		2,896,901		2,331,102		2,459,065
Nondeductible expenses		414,045		613,118		484,615
Tax losses considered non recoverable for income tax purpose		9,480		39,843		54,698
Presumptive income considered non recoverable for income tax purpose		(7,845)		(5,074)		7,071
Nontaxable dividends		(54,102)		(31,770)		(24,172)
Nontaxable income under equity method in associates		(102,073)		(79,258)		(69,399)
Profit (loss) on sales or appraisal of investment		(695)		2,492		(1,167)
Nontaxable interest income and other income		(274,704)		(86,195)		(19,088)
Other nontaxable income		(208,030)		(386,496)		(339,253)
Revenues taxable at different tax rate		1,453		5,511		(5,851)
Tax benefits in the acquisition of property and equipment		(22,431)		(25,470)		(42,375)
Tax Discounts (1)		(91,830)		(111,165)		(80,742)
Profits (losses) in Subsidiaries in tax free countries or with different tax rate		(265,374)		(422,894)		(116,155)
Effect on the deferred income tax due to changes in tax rates (2)		587,938		(102,617)		(129,172)
Prior year adjustments		(103,464)		(52,539)		(16,931)
Adjustments due to uncertain tax positions in previous year		(69,442)		8,539		(22,113)
Deferred taxes - Prior years adjustments		34,573		7,892		(86,473)
With holding tax (3)		113,958		134,167		—
Other		(6,563)		4,482		33,699
Total tax expense of the year	Ps.	2,851,795	Ps.	1,843,668	Ps.	2,086,257
Effective income tax rate		33.47%		28.47%		28.00%
(1)	Corresponds to the industry and commerce tax that during 2019 could be used as a tax discount under Law 1943 of 2018. Banco de Bogotá recorded Ps. 47,155, Banco de Occidente Ps. 7,068, Banco Popular Ps. 6,257, Banco AV Villas Ps. 10,444, Corficolombiana Ps. 8,498 and Grupo Aval Holding Ps. 1,230.
(2)	Corresponds to the effect of the difference in rate applied by entities with respect to the statutory rate of 36%. Banco Bogotá records an effect of Ps. 262,901 explained by the differential rates of BAC Holding and subsidiaries. Corficolombiana records an effect of Ps. 133,329 explained by their subsidiaries that are not subject to the 4% income tax surcharge rate. Other entities contribute Ps. 7,611.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

(3)	Expenditure for withholdings at source assumed in investments in Central America and recorded by LB Panamá. The country that contributes the most is Costa Rica, over which during 2020 it registered Ps.87,919.

19.3          Tax Losses and excess of Presumptive Income:

The following table shows the detail of the tax loss carry forward and excess of presumptive income over taxable income of the entities of Grupo Aval which are not recognized as deferred tax assets, as of December 31, 2021 and 2020.

		December 31,		December 31,
		2021		2020
Tax loss carry forwards expiring on:
December 31, 2024	Ps.	—	Ps.	13
December 31, 2025		6		23
December 31, 2026		—		904
December 31, 2029		170,944		175,081
December 31, 2030		284,105		298,235
December 31, 2031		233,232		244,574
December 31, 2032		14,363		112,786
December 31, 2033		31,262		5,715
December 31, 2034		433,022		4,443
December 31, 2035		3,575		3,082
December 31, 2036		3,291		2,838
Without expiration date		2,161		432,676
Subtotal	Ps.	1,175,961	Ps.	1,280,371

Excess of presumptive income expiring on:
December 31, 2022	Ps.	46,745	Ps.	59,128
December 31, 2023		52,538		46,894
December 31, 2024		27,191		55,195
December 31, 2025		9,132		27,222
December 31, 2026		—		9,469
Subtotal	Ps.	135,606	Ps.	197,908
Total	Ps.	1,311,567	Ps.	1,478,279

19.4          Deferred Taxes from Investments in Subsidiaries:

Grupo Aval did not record income tax liabilities related to temporary differences on investment subsidiaries of Ps. 13,081,990 and Ps. 10,770,417 as of December 31, 2021 and 2020, respectively. These were not recognized because Grupo Aval controls the dividend policy of its subsidiaries and is able to control the timing of reversal of the related taxable temporary differences and Grupo Aval does not expect to reverse them in the foreseeable future.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

19.5          Deferred taxes by Type of Temporary Difference:

The differences between the carrying value of the assets and liabilities and their tax bases give rise to the following temporary differences which result in deferred taxes, calculated and recorded in the years ended on December 31, 2021, 2020 and 2019, based on current tax regulations as references for the years wherein such temporary differences will be reverted:

Year ended on December 31, 2021

	Balance as of		Credited		Credited		Foreign exchange		Balance as of
	January 1,		(charged) to		(charged) to		adjustments and		December 31,
	2021		profit or loss		OCI		reclassiffications		2021
Deferred tax assets
Debt securities at fair value	Ps.	28,230	Ps.	21,386	Ps.	350,014	Ps.	(14,292)	Ps.	385,338
Equity securities at fair value		275		753		—		—		1,028
Derivative instruments		609,930		(216,846)		308,831		(2,604)		699,311
Allowance of investments securities		562		593		—		—		1,155
Accounts receivable		45,324		101,221		—		(49)		146,496
Allowance for accounts receivable		47,181		12,423		—		—		59,604
Loans and receivables		3,623		(29)		—		(2,437)		1,157
Allowance for impairment on loans and receivables		448,793		54,939		—		58,998		562,730
Allowance for foreclosed assets		10,169		8,758		—		2,155		21,082
Property, plant and equipment costs		323,544		15,505		—		—		339,049
Depreciation of property, plant and equipment		32,154		2,401		—		59		34,614
Investment property		25,461		4,481		79		—		30,021
Deferred charges and of intangible assets		214,669		28,501		—		—		243,170
Tax losses carry forward		86,558		38,949		—		(8,482)		117,025
Surplus of presumptive income		6,071		(1,720)		—		—		4,351
Provisions		220,822		98,893		—		4,348		324,063
Employee benefits		123,700		(4,375)		(19,635)		2,972		102,662
Goodwill		423		(423)		—		—		—
Financial assets in concession contracts		884,158		484,332		—		—		1,368,490
Biological assets		104		(3)		—		—		101
Lease agreements		609,701		56,007		—		27,680		693,388
Other		444,708		186,995		441,257		(36,004)		1,036,956
Subtotal	Ps.	4,166,160	Ps.	892,741	Ps.	1,080,546	Ps.	32,344	Ps.	6,171,791

Deferred tax liabilities
Debt securities at fair value	Ps.	(111,742)	Ps.	9,262	Ps.	(3,767)	Ps.	32,352	Ps.	(73,895)
Equity securities at fair value		(203,826)		(17,437)		(20,075)		(12,084)		(253,422)
Derivative instruments		(13,194)		(15,724)		(3,722)		(28)		(32,668)
Accounts receivable		(115,071)		(62,571)		—		—		(177,642)
Allowance of investments securities		(1,805)		384		—		—		(1,421)
Loans and receivables		(27,042)		(2,489)		—		—		(29,531)
Allowance for impairment on loans and receivables		(399,561)		(193,833)		—		(19,531)		(612,925)
Foreclosed assets		(60,161)		(5,006)		—		—		(65,167)
Provision for foreclosed assets		(10,388)		(4,206)		—		(1,927)		(16,521)
Property plant and equipment costs		(270,327)		(3,460)		—		(9,806)		(283,593)
Depreciation of property, plant and equipment		(338,964)		(71,262)		—		—		(410,226)
Investment property		(79,571)		(16,694)		—		(77)		(96,342)
Right-of-use		(422,659)		1,526		—		(16,036)		(437,169)
Deferred charges and of intangible assets		(263,802)		(53,515)		—		(3,589)		(320,906)
Provisions		(21,766)		7,562		—		(2,338)		(16,542)
Employee benefits		(30,851)		(8,943)		3,686		(5,259)		(41,367)
Goodwill		(253,223)		(73,847)		—		—		(327,070)
Deferred Income		(638,438)		(278,721)		—		—		(917,159)
Financial assets in concession arrangements		(149,928)		(25,404)		—		—		(175,332)
Intangible assets in concession arrangements		(2,537,348)		(1,451,262)		—		(6,367)		(3,994,977)
Biological assets		(31,194)		(14,633)		—		—		(45,827)
Lease agreements		(279,347)		(29,017)		—		(9,175)		(317,539)
Other		(226,224)		113,393		(2,651)		23,831		(91,651)
Subtotal	Ps.	(6,486,432)	Ps.	(2,195,897)	Ps.	(26,529)	Ps.	(30,034)	Ps.	(8,738,892)
Total	Ps.	(2,320,272)	Ps.	(1,303,156)	Ps.	1,054,017	Ps.	2,310	Ps.	(2,567,101)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2020

		Balance as of		Change in		Credited		Credited				Balance as of
		January 1,		accounting		(charged) to		(charged) to		Foreign exchange		December 31,
		2020		policies		profit or loss		OCI		adjustments		2020
Deferred tax assets
Debt securities at fair value	Ps.	11,274	Ps.	26,312	Ps.	1,776	Ps.	(117)	Ps.	(11,015)	Ps.	28,230
Equity securities at fair value		365		—		(667)		577		—		275
Derivative instruments		156,543		—		136,061		317,271		55		609,930
Allowance of investments securities		173		—		389		—		—		562
Accounts receivable		147		—		45,180		—		(3)		45,324
Allowance for accounts receivable		50,144		—		(2,963)		—		—		47,181
Loans and receivables		1,650		117,600		(117,519)		—		1,892		3,623
Allowance for impairment on loans and receivables		212,223		8,495		218,844		—		9,231		448,793
Allowance for foreclosed assets		1,856		—		8,908		—		(595)		10,169
Property, plant and equipment costs		304,768		(2,305)		19,812		—		1,269		323,544
Depreciation of property, plant and equipment		36,083		—		(3,908)		—		(21)		32,154
Investment property		18,323		—		7,138		—		—		25,461
Deferred charges and of intangible assets		99,584		(29,258)		117,615		—		26,728		214,669
Tax losses carry forward		56,516		26,041		3,132		—		869		86,558
Surplus of presumptive income		5,661		—		410		—		—		6,071
Provisions		223,238		2,911		(7,584)		—		2,257		220,822
Employee benefits		120,367		(1,219)		3,608		437		507		123,700
Goodwill		859		—		(436)		—		—		423
Financial assets in concession contracts		247,883		—		636,275		—		—		884,158
Biological assets		220		—		(2)		(114)		—		104
Lease agreements		586,879		10,592		1,451		—		10,779		609,701
Other		285,468		—		69,257		100,825		(10,842)		444,708
Subtotal	Ps.	2,420,224	Ps.	159,169	Ps.	1,136,777	Ps.	418,879	Ps.	31,111	Ps.	4,166,160

Deferred tax liabilities
Debt securities at fair value	Ps.	(75,114)	Ps.	—	Ps.	(27,361)	Ps.	(18,286)	Ps.	9,019	Ps.	(111,742)
Equity securities at fair value		(105,502)		—		(116,654)		(411)		18,741		(203,826)
Derivative instruments		(7,264)		—		(8,734)		2,740		64		(13,194)
Accounts receivable		(92,100)		—		(22,971)		—		—		(115,071)
Allowance of investments securities		(85,584)		—		83,779		—		—		(1,805)
Loans and receivables		(38,086)		—		308		—		10,736		(27,042)
Allowance for impairment on loans and receivables		(432,707)		(52,429)		144,414		—		(58,839)		(399,561)
Foreclosed assets		(90,276)		—		30,115		—		—		(60,161)
Provision for foreclosed assets		(8,611)		—		(1,472)		—		(305)		(10,388)
Property plant and equipment costs		(294,303)		(3,788)		30,070		—		(2,306)		(270,327)
Depreciation of property, plant and equipment		(265,505)		—		(73,426)		—		(33)		(338,964)
Investment property		(70,065)		(99)		(8,617)		(532)		(258)		(79,571)
Right-of-use		(494,923)		(16,274)		100,038		—		(11,500)		(422,659)
Deferred charges and of intangible assets		(82,082)		—		(132,822)		—		(48,898)		(263,802)
Provisions		(9,408)		—		(515)		—		(11,843)		(21,766)
Employee benefits		(27,492)		—		(3,397)		1,078		(1,040)		(30,851)
Goodwill		(222,513)		—		(30,710)		—		—		(253,223)
Deferred Income		(127,223)		—		(511,215)		—		—		(638,438)
Financial assets in concession arrangements		(189,897)		—		39,969		—		—		(149,928)
Intangible assets in concession arrangements		(1,890,875)		—		(646,473)		—		—		(2,537,348)
Biological assets		(27,704)		—		(3,490)		—		—		(31,194)
Lease agreements		(231,167)		—		(48,180)		—		—		(279,347)
Other		(176,534)		—		(140,418)		11,429		79,299		(226,224)
Subtotal	Ps.	(5,044,935)	Ps.	(72,590)	Ps.	(1,347,762)	Ps.	(3,982)	Ps.	(17,163)	Ps.	(6,486,432)
Total	Ps.	(2,624,711)	Ps.	86,579	Ps.	(210,985)	Ps.	414,897	Ps.	13,948	Ps.	(2,320,272)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2019

		Balance as of		Change in		Credited		Credited				Balance as of
		January 1,		accounting		(charged) to		(charged) to		Foreign exchange		December 31,
		2019		policies		profit or loss		OCI		adjustments		2019
Deferred tax assets
Debt securities at fair value	Ps.	29,650	Ps.	—	Ps.	(14,680)	Ps.	(4,540)	Ps.	844	Ps.	11,274
Equity securities at fair value		622		—		(1,129)		872		—		365
Derivative instruments		73,154		—		68,038		15,351		—		156,543
Allowance of investments securities		136		—		37		—		—		173
Accounts receivable		—		—		147		—		—		147
Allowance for accounts receivable		41,390		—		8,750		—		4		50,144
Loans and receivables		14,917		—		(13,440)		—		173		1,650
Allowance for impairment on loans and receivables		159,169		—		54,517		—		(1,463)		212,223
Allowance for foreclosed assets		2,927		—		(1,203)		—		132		1,856
Property, plant and equipment costs		284,111		—		16,749		—		3,908		304,768
Depreciation of property, plant and equipment		20,903		—		15,180		—		—		36,083
Investment property		—		—		18,323		—		—		18,323
Deferred charges and of intangible assets		168,856		—		(69,272)		—		—		99,584
Tax losses carry forward		299,201		—		(24,518)		(240,420)		22,253		56,516
Surplus of presumptive income		4,670		—		991		—		—		5,661
Provisions		189,882		—		35,111		—		(1,755)		223,238
Employee benefits		131,783		—		(27,270)		15,308		546		120,367
Goodwill		—		—		859		—		—		859
Deferred Income		2,587		—		(2,587)		—		—		—
Financial assets in concession contracts		158,645		—		89,238		—		—		247,883
Biological assets		104		—		282		(166)		—		220
Lease agreements		8,592		649,307		(74,500)		—		3,480		586,879
Other		271,950		—		(3,989)		18,102		(595)		285,468
Subtotal	Ps.	1,863,249	Ps.	649,307	Ps.	75,633	Ps.	(195,492)	Ps.	27,527	Ps.	2,420,224

Deferred tax liabilities
Debt securities at fair value	Ps.	(49,937)	Ps.	—	Ps.	43,565	Ps.	(65,399)	Ps.	(3,343)	Ps.	(75,114)
Equity securities at fair value		(115,877)		—		20,716		(10,773)		432		(105,502)
Derivative instruments		(17,565)		—		17,410		(10,272)		3,163		(7,264)
Accounts receivable		(287,526)		—		195,426		—		—		(92,100)
Allowance of investments securities		(23,150)		—		(62,434)		—		—		(85,584)
Loans and receivables		(63,567)		—		25,769		—		(288)		(38,086)
Allowance for impairment on loans and receivables		(270,947)		—		(163,948)		—		2,188		(432,707)
Foreclosed assets		(92,416)		—		2,140		—		—		(90,276)
Provision for foreclosed assets		(109,092)		—		100,172		—		309		(8,611)
Property plant and equipment costs		(357,384)		—		54,139		—		8,942		(294,303)
Depreciation of property, plant and equipment		(170,138)		—		(86,092)		—		(9,275)		(265,505)
Investment property		—		—		(69,732)		(333)		—		(70,065)
Right-of-use		—		(636,017)		144,618		—		(3,524)		(494,923)
Deferred charges and of intangible assets		(621,878)		—		539,796		—		—		(82,082)
Provisions		(24,280)		—		21,285		—		(6,413)		(9,408)
Employee benefits		—		—		(28,020)		322		206		(27,492)
Goodwill		(193,030)		—		(29,483)		—		—		(222,513)
Deferred Income		(116,034)		—		(11,189)		—		—		(127,223)
Financial assets in concession arrangements		(554,608)		—		364,711		—		—		(189,897)
Intangible assets in concession arrangements		(344,133)		—		(1,546,742)		—		—		(1,890,875)
Biological assets		(23,333)		—		(4,371)		—		—		(27,704)
Lease agreements		(4,293)		—		(226,874)		—		—		(231,167)
Other		(243,665)		—		62,260		(1,235)		6,106		(176,534)
Subtotal	Ps.	(3,682,853)	Ps.	(636,017)	Ps.	(636,878)	Ps.	(87,690)	Ps.	(1,497)	Ps.	(5,044,935)
Total	Ps.	(1,819,604)	Ps.	13,290	Ps.	(561,245)	Ps.	(283,182)	Ps.	26,030	Ps.	(2,624,711)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Grupo Aval offsets deferred tax assets and liabilities by entity and tax authority, considering the application of the tax provisions in Colombia and other countries in which the legal right to offset tax assets and liabilities and other requirements in IAS 12, according to the following breakdown:

	Gross Deferred tax					Balances on Statement
December 31, 2021	amounts		Offset			of financial position
Deferred tax asset	Ps.	6,171,791	Ps.	(4,406,526)	Ps.	1,765,265
Deferred tax liability		(8,738,892)		4,406,526		(4,332,366)
Net	Ps.	(2,567,101)	Ps.	—	Ps.	(2,567,101)

	Gross Deferred tax					Balances on Statement
December 31, 2020	amounts		Offset			of financial position
Deferred tax asset	Ps.	4,166,160	Ps.	(3,304,458)	Ps.	861,702
Deferred tax liability		(6,486,432)		3,304,458		(3,181,974)
Net	Ps.	(2,320,272)	Ps.	—	Ps.	(2,320,272)

Grupo Aval estimates to recover its income tax assets and settle its income tax liabilities as shown below:

Deferred tax		December 31, 2021		December 31, 2020
Deferred tax asset recoverable before 12 months	Ps.	1,498,125	Ps.	686,568
Deferred tax asset recoverable after 12 months		4,673,666		3,479,592
Total Deferred tax asset	Ps.	6,171,791	Ps.	4,166,160

Deferred tax liability to settle before 12 months	Ps.	(983,821)	Ps.	(1,002,096)
Deferred tax liability to settle after 12 months		(7,755,071)		(5,484,336)
Total Deferred tax liability	Ps.	(8,738,892)	Ps.	(6,486,432)

Current tax		December 31, 2021		December 31, 2020
Current tax asset recoverable before 12 months	Ps.	1,195,641	Ps.	871,780
Current tax asset recoverable after 12 months		87,997		433,522
Total Current tax asset	Ps.	1,283,638	Ps.	1,305,302

Current tax liability to settle before 12 months	Ps.	(775,108)	Ps.	(704,197)
Current tax liability to settle after 12 months		(48,470)		(71,126)
Total Current tax liability	Ps.	(823,578)	Ps.	(775,323)

19.6          Effect of the current and deferred taxes in each component of other comprehensive income in equity:

The effects of the current and deferred taxes in each component of other comprehensive income are detailed below during the years ended on December 31, 2021, 2020 and 2019:

	December 31, 2021
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	2,565,637	Ps.	—	Ps.	(2,292)	Ps.	2,563,345
Hedging derivatives in foreign currency		(403,983)		—		275,834		(128,149)
Hedging financial liabilities in foreign currency		(1,198,919)		—		476,463		(722,456)
Cash Flow hedging		7,980		—		(3,382)		4,598
Foreign currency translation differences for foreign operations		(180,798)		—		(14,946)		(195,744)
Investment in associates and join ventures		(846)		—		(228)		(1,074)
Debt financial instruments		(1,346,315)		—		357,814		(988,501)
Subtotal Items that will be reclassified to profit or loss	Ps.	(557,244)	Ps.	—	Ps.	1,089,263	Ps.	532,019

Items that will not be reclassified to profit or loss
Effect of moving investment properties for own use	Ps.	4,718	Ps.	—	Ps.	79	Ps.	4,797
Equity financial instruments		(110,397)		—		(19,376)		(129,773)
Actuarial gains (losses) from defined benefit pension plans		61,665		—		(15,949)		45,716
Subtotal Items that will not be reclassified to profit or loss	Ps.	(44,014)	Ps.	—	Ps.	(35,246)	Ps.	(79,260)
Total “other comprehensive income” during the period	Ps.	(601,258)	Ps.	—	Ps.	1,054,017	Ps.	452,759

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	December 31, 2020
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	883,022	Ps.	—	Ps.	(563)	Ps.	882,459
Hedging derivatives in foreign currency		(1,034,816)		—		310,445		(724,371)
Hedging financial liabilities in foreign currency		(366,195)		—		110,668		(255,527)
Cash Flow hedging		832		—		641		1,473
Foreign currency translation differences for foreign operations		(548,706)		—		11,484		(537,222)
Investment in associates and joint ventures		13,059		42,284		(869)		54,474
Debt financial instruments		172,906		—		(22,085)		150,821
Subtotal Items that will be reclassified to profit or loss	Ps.	(879,898)	Ps.	42,284	Ps.	409,721	Ps.	(427,893)

Items that will not be reclassified to profit or loss
Asset revaluation	Ps.	9,014	Ps.	—	Ps.	(765)	Ps.	8,249
Equity financial instruments		193,880		—		4,425		198,305
Actuarial gains (losses) from defined benefit pension plans		(9,488)		—		1,516		(7,972)
Subtotal Items that will not be reclassified to profit or loss	Ps.	193,406	Ps.	—	Ps.	5,176	Ps.	198,582
Total “other comprehensive income” during the period	Ps.	(686,492)	Ps.	42,284	Ps.	414,897	Ps.	(229,311)

	December 31, 2019
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	95,329	Ps.	—	Ps.	145	Ps.	95,474
Hedging derivatives in foreign currency		(50,318)		—		18,221		(32,097)
Hedging financial liabilities in foreign currency		(47,942)		247,153		(229,627)		(30,416)
Cash Flow hedging		13,469		—		(4,988)		8,481
Foreign currency translation differences for foreign operations		128,135		—		(1,235)		126,900
Debt financial instruments		(9,061)		—		—		(9,061)
Investment in associates and joint ventures		426,300		—		(69,707)		356,593
Subtotal Items that will be reclassified to profit or loss	Ps.	555,912	Ps.	247,153	Ps.	(287,191)	Ps.	515,874

Items that will not be reclassified to profit or loss
Asset revaluation	Ps.	5,288	Ps.	—	Ps.	(333)	Ps.	4,955
Equity financial instruments		237,781		—		(11,288)		226,493
Actuarial gains (losses) from defined benefit pension plans		(61,222)		—		15,630		(45,592)
Subtotal Items that will not be reclassified to profit or loss	Ps.	181,847	Ps.	—	Ps.	4,009	Ps.	185,856
Total “other comprehensive income” during the period	Ps.	737,759	Ps.	247,153	Ps.	(283,182)	Ps.	701,730

19.7          Uncertainties in Open Tax Positions

As of December 31, 2021, and 2020, Grupo Aval recognized tax uncertainty liabilities for Ps. 50,006 and Ps. 111,591 respectively. Uncertain tax positions corresponding to expenses, considered deductible, and which, according to decisions of the tax authorities, could be considered as non-deductible. The balance as of December 31, 2020 is expected to be used fully or released when the inspection rights of the tax authorities with respect to the open tax returns expire.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

19.8   Withholdings tax on dividends paid between entities

On December 28, 2018, some changes to tax on distribution of dividends were introduced by means of Law 1943. From there on, there is a new withholding tax (¨WHT") on distributions made to entities, which is treated as a tax credit deducted at source when a subsequent distribution is made by the entity to an individual. In essence, the tax credit resulting from the WHT is awarded to the ultimate beneficiary, no to the entity receiving the dividend in the first place. When the entity first receives the distribution, it accounts for the WHT in equity, as a reduction in dividends payable to individuals in accordance with paragraph 65A of IAS 12.  Grupo Aval recorded WHT by Ps. 11,309 and Ps. 20,331 as of December 31, 2021 and 2020, respectively. The figure is not applicable with respect to payments made by BAC Holding, which is a foreign entity.

NOTE 20 – CUSTOMER DEPOSITS

20.1   Detail of the composition of the deposits

The following is the detail of the balances of the deposits received from Grupo Aval´s customer and subsidiaries in development of their deposit collection operations:

Detail	December 31, 2021		December 31, 2020

Demand
Checking accounts	Ps.	59,225,849	Ps.	51,198,284
Savings accounts		89,097,128		76,551,465
Other funds on demand		617,201		532,660
		148,940,178		128,282,409

Term deposits
Fixed term deposit certificates (1)		85,530,244		83,559,188
Total deposits		234,470,422		211,841,597

Per currency
In Colombian Pesos		122,904,271		116,477,562
In foreign currency		111,566,151		95,364,035
Total per currency	Ps.	234,470,422	Ps.	211,841,597
(1)	The amount of term deposits due over 12 months as December 31, 2021 is Ps. 26,380,487 and December 31, 2020 is Ps. 28,164,514.

20.2  Detail of the effective interest rates

The following is a summary of the effective interest rates which are accrued on customer deposits is as follows:

December 31, 2021
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.05%	3.69%	0.01%	5.50%
Saving accounts	0.01%	6.03%	0.01%	8.00%
Fixed term deposit certificates	0.05%	10.15%	0.01%	10.35%

December 31, 2020
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.07%	3.20%	0.03%	5.85%
Saving accounts	0.01%	5.07%	0.03%	8.00%
Fixed term deposit certificates	0.01%	10.30%	0.01%	10.35%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

20.3  Detail of the concentration of deposits received from customers per economic sector

	December 31, 2021			December 31, 2020
	Amount		%	Amount		%
Individuals	Ps.	49,728,304	21.2%	Ps.	44,766,208	21.1%
Commerce		36,427,804	15.5%		29,901,422	14.1%
Financial		34,729,994	14.8%		39,703,773	18.7%
Services		26,808,490	11.4%		17,637,128	8.3%
Government and Colombian Government entities		19,302,161	8.2%		18,260,125	8.6%
Insurance		7,017,685	3.0%		2,769,410	1.3%
Manufacturing		5,761,688	2.5%		4,072,883	1.9%
Real Estate		4,410,650	1.9%		3,422,308	1.6%
Agriculture and livestock		2,588,497	1.1%		2,494,422	1.2%
Exploitation of mines and quarries		2,412,425	1.0%		755,267	0.4%
Transport		2,134,067	0.9%		1,036,546	0.5%
Telecommunications		2,126,723	0.9%		282,717	0.1%
Education		1,577,282	0.7%		1,586,080	0.7%
Foreign Governments		931,011	0.4%		1,087,077	0.5%
Artistic, entertainment and recreation activities		732,304	0.3%		313,444	0.1%
Colombian Municipalities		443,543	0.2%		532,739	0.3%
Tourism		558,777	0.2%		473,756	0.2%
Other		36,779,017	15.8%		42,746,292	20.4%
Total	Ps.	234,470,422	100%	Ps.	211,841,597	100%

NOTE 21 – FINANCIAL OBLIGATIONS

21.1          Financial obligations other than issued bonds

a)	Interbank borrowings, overnight funds and borrowings from banks and others

The following is a summary of the financial obligations of Grupo Aval as of December 31, 2021 and 2020:

	December		December
	31, 2021		31, 2020

Local Currency
Interbank funds
Overnight funds	Ps.	8,910	Ps.	2,361
Interbank funds purchased		972,439		202,219
Commitments to transfer open and closed repo operations		3,644,717		2,237,837
Commitments to transfer simultaneous operations		4,422,249		3,397,284
Commitments originated in short positions simultaneous operations		717,210		158,203
Total interbank funds	Ps.	9,765,525	Ps.	5,997,904
Borrowings from banks and others
Borrowings		1,973,866		1,858,618
Leases contracts		1,488,300		1,597,463
Other financial obligations		7,721		7,899
Total borrowings from banks and others	Ps.	3,469,887	Ps.	3,463,980

Foreign currency
Interbank funds
Overnight funds		1,733		—
Interbank funds purchased		239,390		783,873
Commitments to transfer open and closed repo operations		596,134		397,867

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	December		December
	31, 2021		31, 2020
Commitments to transfer simultaneous operations		69,633		—
Total interbank funds	Ps.	906,890	Ps.	1,181,740
Borrowings from banks and others
Borrowings		18,382,147		12,423,796
Leases contracts		1,393,857		1,428,270
Andean Development Corporation (Corporación Andina de Fomento)		627,600		268,889
Letters of credit		1,311,128		554,642
Bankers acceptances		1,909,580		1,378,310
Discoveries in bank current account		30,292		136,000
Other financial obligations		219		630
Total borrowings from banks and others	Ps.	23,654,823	Ps.	16,190,537
Total interbank borrowings, overnight funds and borrowings from banks and others	Ps.	37,797,125	Ps.	26,834,161

The amount of interbank borrowings, overnight funds and borrowings from banks and others due over 12 months as of December 31, 2021 was Ps. 11,436,422 and as of December 31, 2020 was Ps. 10,607,458.

Short-term obligations associated with simultaneous and repo operations as of December 31, 2021 amounted to Ps. 4,491,882 were guaranteed with investments were Ps. 9,994,115.  And short-term obligations associated with simultaneous and repo operations as of December 31, 2020 amounted to Ps. 3,397,284 were guaranteed with investments were Ps. 6,756,912.

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

The details of the borrowings from these entities as of December 31, 2021, and 2020 and are as follows:

	Interest rates in force at cut off	December 31, 2021		December 31, 2020
Banco de Comercio Exterior - “BANCOLDEX”	Fix between 0.80% and 8.71%, DTF + 0.30% to 6.14%, IBR + 0.05% to 4.35%, LIBOR6 + 1.21% to 3.70%	Ps.	822,948	Ps.	1,046,721
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO”	Fix between 0.04% and 7.30%, DTF + 0.50% to 2.80% and IBR + 0.40% to 2.60%		394,391		327,902
Financiera de Desarrollo Territorial “FINDETER”	Fix between 0.01% and 9.74%, DTF + 1.00% to 4.80%, IBR + 0.11% to 4.85%, CPI + 0.50% and 5.00% and LIBOR6 + 3.14%		2,009,930		2,655,185
Total		Ps.	3,227,269	Ps.	4,029,808

The amount of borrowings from development entities due over 12 months as of December 31, 2021 was Ps. 3,104,889, and as of December 31, 2020 was Ps. 3,724,954.

The amount of financial obligations with development entities in Colombian pesos as of December 31, 2021 is Ps.3,214,706 and as of December 31, 2020 is Ps.3,972,161; in foreign currency, as of December 31, 2021 is Ps.12,563 and as of December 31, 2020 is Ps.57,647.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The detail of issued bonds as of December 31, 2021 and 2020, by issuance date and maturity date was as follows:

		December		December
Issuer	Issue Date	31, 2021		31, 2020		Maturity Date	Interest Rate
Local Currency
Banco Av. Villas S.A.	23/02/2021	Ps.	475,949	Ps.	—	Between 23/02/2024 and 23/02/2026	CPI + 0.71% to 1.36%
Banco de Bogotá S.A.	Between 24/09/2020 and 10/02/2021		902,331		300,011	Between 24/09/2023 and 10/02/2026	CPI + 1.16%; IBR + 1.14% and Fix Between 3.40% and 4.75%
Banco de Occidente S.A	Between 09/02/2012 and 20/08/2020		2,685,078		3,023,809	Between 09/02/2022 and 14/12/2032	CPI + 1.75% to 4.65%; IBR + 1.37% and Fix Between 5.71% and 6.49%
Corporación Financiera Colombiana S.A.	Between 27/08/2009 and 20/10/2021		3,754,128		3,287,717	Between 11/03/2022 and 19/11/2045	CPI + 1.75% to 5.99%; Fix Between 3.77% and 7.10%
Banco Popular S.A	Between 12/10/2016 and 11/11/2021		2,518,982		1,652,087	Between 13/02/2022 and 04/02/2027	CPI + 2.58% to 4.13%; IBR + 1.59% to 2.61% and Fix Between 5.88% and 8.10%
Grupo Aval Acciones y Valores S.A.	Between 03/12/2009 and 14/11/2019		1,132,101		1,129,634	Between 14/11/2024 and 28/06/2042	CPI + 3.69% to 5.20% and Fix 6.42%
Peso denominated Total		Ps.	11,468,569	Ps.	9,393,258

Foreign Currency
Banco de Bogotá S.A. Under rule 144A.	Between 19/02/2013 and 03/08/2017		8,509,886		7,327,946	Between 19/02/2023 and 03/08/2027	Fix Between 4.38% to 6.25%
BAC Credomatic
El Salvador	Between 25/05/2017 and 29/09/2021		421,097		467,262	Between 25/05/2022 and 19/08/2024	Fix Between 4.70% to 5.85%
Honduras	Between 11/04/2019 and 15/12/2021		334,127		306,129	Between 25/02/2022 and 29/12/2025	Fix Between 3.20% to 9.50% and Banker rate Between 0.25% to 3.75%
Panamá	Between el 11/09/2017 and 15/12/2021		1,569,444		1,713,174	Between el 21/01/2022 and 30/06/2026	Fix Between 2.00% to 5.00%
BAC Credomatic Total		Ps.	2,324,668	Ps.	2,486,566
Banco Bogotá and BAC Credomatic Total		Ps.	10,834,554	Ps.	9,814,512
Grupo Aval Limited	Between 26/09/2012 and 04/02/2020		7,971,392		6,845,536	Between 26/09/2022 and 04/02/2030	Fix Between 4.38% to 4.75%
Promigas S.A. and Gases del Pacífico S.A.C. Under rule 144A.	Between 16/10/2019 and 22/10/2020		1,983,417		1,707,490	Between 16/10/2029 and 22/10/2029	Fix 3.75%
Foreign Currency Total		Ps.	20,789,363	Ps.	18,367,539
Total of Bonds		Ps.	32,257,932	Ps.	27,760,797

The amount of issued bonds due over 12 months as of December 31, 2021 was Ps. 25,521,295 and as of December 31, 2020 was Ps. 26,467,982.

Grupo Aval had no defaults on principal or interest payments or other breaches with respect to its liabilities during the years ended 31 December 2021 and 2020, and Grupo Aval is complying with the related covenants agreed with investors and debtors.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

21.3          Analysis of changes in financing during the year

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Reconciliation of movements of liabilities to cash flows arising from financing activities

			Liabilities						Equity						Total
	Notes		Dividends payable		Bonds issued		Leases contracts		Subscribed and paid-in capital		Additional paid-in capital		Non-controlling interest
Balance at December 31, 2018		Ps.	535,310	Ps.	20,140,351	Ps.	1,023,589	Ps.	22,281	Ps.	8,472,336	Ps.	11,764,639	Ps.	41,958,506
Change in accounting policies on january 1, 2019			—		—		2,225,545		—		—		—		2,225,545
Cash flows from financing activities:
Dividens paid to shareholders			(1,266,920)		—		—		—		—		—		(1,266,920)
Dividens paid to non-controlling interest	26		(804,302)		—		—		—		—		—		(804,302)
Issuance of debt securities			—		3,130,254		—		—		—		—		3,130,254
Interest issuance of debt securities			—		18,633		—		—		—		—		18,633
Payment of outstanding debt securities			—		(1,544,225)		—		—		—		—		(1,544,225)
Leases contracts			—		—		(362,334)		—		—		—		(362,334)
Equity transaction			—		—		—		—		(26,570)		(40,527)		(67,097)
Net cash used in financing activities			(2,071,222)		1,604,662		(362,334)		—		(26,570)		(40,527)		(895,991)
Cash flows from operating activities:
Accrued interest			—		1,220,437		205,627		—		—		—		1,426,064
Interest paid			—		(1,103,218)		(194,589)		—		—		—		(1,297,807)
Other Changes			2,167,023		56,036		135,664		—		—		(830,160)		1,528,563
Total liabilities related to other changes			2,167,023		173,255		146,702		—		—		(830,160)		1,656,820
Total equity related to other changes			—		—		—		—		—		2,603,750		2,603,750
Balance at December 31, 2019		Ps.	631,111	Ps.	21,918,268	Ps.	3,033,502	Ps.	22,281	Ps.	8,445,766	Ps.	13,497,702	Ps.	47,548,630
Cash flows from financing activities:
Dividens paid to shareholders			(1,330,241)		—		—		—		—		—		(1,330,241)
Dividens paid to non-controlling interest	26		(946,034)		—		—		—		—		—		(946,034)
Issuance of debt securities			—		5,733,500		—		—		—		—		5,733,500
Interest issuance of debt securities			—		(7,180)		—		—		—		—		(7,180)
Payment of outstanding debt securities			—		(2,185,636)		—		—		—		—		(2,185,636)
Leases contracts			—		—		(429,636)		—		—		—		(429,636)
Redemption of preferred shares			—		—		—		—		—		(379,320)		(379,320)
Equity transaction			—		—		—		—		(546)		(50,458)		(51,004)
Net cash used in financing activities			(2,276,275)		3,540,684		(429,636)		—		(546)		(429,778)		404,449
Cash flows from operating activities:
Accrued interest			—		1,545,009		210,816		—		—		—		1,755,825
Interest paid			—		(1,503,675)		(191,924)		—		—		—		(1,695,599)
Other Changes			2,294,038		2,260,511		402,975		—		—		(957,390)		4,000,134
Total liabilities related to other changes			2,294,038		2,301,845		421,867		—		—		(957,390)		4,060,360
Total equity related to other changes			—		—		—		—		25,650		2,671,725		2,697,375
Balance at December 31, 2020		Ps.	648,874	Ps.	27,760,797	Ps.	3,025,733	Ps.	22,281	Ps.	8,470,870	Ps.	14,782,259	Ps.	54,710,814
Cash flows from financing activities:
Dividens paid to shareholders			(1,230,841)		—		—		—		—		—		(1,230,841)
Dividens paid to non-controlling interest	26		(913,356)		—		—		—		—		—		(913,356)
Issuance of debt securities			—		2,932,471		—		—		—		—		2,932,471
Interest issuance of debt securities			—		(1,191)		—		—		—		—		(1,191)
Payment of outstanding debt securities			—		(1,631,318)		—		—		—		—		(1,631,318)
Leases contracts			—		—		(472,084)		—		—		—		(472,084)
Redemption of preferred shares			—		—		—		—		—		(29,751)		(29,751)
Equity transaction			—		—		—		—		—		120		120
Net cash used in financing activities			(2,144,197)		1,299,962		(472,084)		—		—		(29,631)		(1,345,950)
Cash flows from operating activities:
Accrued interest			—		1,631,055		173,214		—		—		—		1,804,269
Interest paid			—		(1,590,137)		(168,966)		—		—		—		(1,759,103)
Other Changes			2,093,857		3,156,256		324,260		—		—		(823,551)		4,750,822
Total liabilities related to other changes			2,093,857		3,197,174		328,508		—		—		(823,551)		4,795,988
Total equity related to other changes			—		—		—		—		19,929		2,528,917		2,548,846
Balance at December 31, 2021		Ps.	598,534	Ps.	32,257,933	Ps.	2,882,157	Ps.	22,281	Ps.	8,490,799	Ps.	16,457,994	Ps.	60,709,698

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 22 – EMPLOYEE BENEFITS

In accordance with labor legislation in the countries in which Grupo Aval operates, and based on labor conventions and collective bargaining agreements signed between Grupo Aval’s subsidiaries and their employees, employees have short term benefits (including but not limited to salaries, holidays, legal and extralegal premiums, interests on severances and defined contribution plans such as severances), long-term benefits (including but not limited to seniority bonuses), post-employment benefits (including but not limited to medical aids) and retirement benefits (including but not  limited to severance payments to employees in Colombia who continue with labor regime before Law 50 of 1990 and legal and extralegal retirement pensions). Compensation of key management personnel (see note 34) includes salaries.

Through personnel benefits plans, Grupo Aval is exposed to several risks (interest rates), which are intended to be minimized by applying the risk management policies and procedures defined under Note 4.

The detail of the balance of liabilities for employee benefits as of December 31, 2021, and 2020 is as follows:

	December 31, 2021		December 31, 2020
Short term	Ps.	552,889	Ps.	462,070
Post-employment		522,196		597,936
Long term		134,831		180,090
Total	Ps.	1,209,916	Ps.	1,240,096

Plan Asset	Ps.	(46,840)	Ps.	(38,241)

Net employee benefits	Ps.	1,163,076	Ps.	1,201,855

22.1          Post-employment benefits

In Colombia, when employees retire after completing certain thresholds of years and time of service, retirement pensions are assumed by public or private pension funds based on defined contribution plans,. Entities and employees contribute monthly defined amounts by law to gain entitlement to a pension at the time of retirement.

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

Some retirees of Grupo Aval and its subsidiaries receive benefits including coverage of medical treatments.

As of December 31, 2021 and 2020, the post-employment benefit expense is composed of:

	December 31, 2021		December 31, 2020
Defined contribution plan	Ps.	77,257	Ps.	83,549
Defined benefit plan		48,857		37,917

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

22.2          Long Term Employee Benefits

Some Grupo Aval subsidiaries grant their employees extra-legal long-term premiums during their working lives per every five years of service that they complete, calculated as days of salary per year of work.

Grupo Aval has recognized the liabilities corresponding to these benefits, based on the same actuarial calculations and using the same parameters as in retirement benefits.

The following table shows the Post-employment and long-term benefits movements during the years ended on December 31, 2021, 2020 and 2019 are as follows:

	Post-employment benefits						Long-term benefits
	December		December		December		December		December		December
	31, 2021		31, 2020		31, 2019		31, 2021		31, 2020		31, 2019
Balance at the beginning of the year	Ps.	597,936	Ps.	590,914	Ps.	541,226	Ps.	180,090	Ps.	186,333	Ps.	242,335
Business combination (1)		—		13,632		—		—		—		—
Service costs		15,606		6,410		14,567		18,454		17,915		22,860
Interests cost		33,251		32,745		37,138		7,982		8,563		14,252
Gain on settlements		—		(1,238)		—		—		—		—
Past Service Costs (2)		—		—		1,018		(28,009)		(15,659)		(49,400)
	Ps.	646,793	Ps.	642,463	Ps.	593,949	Ps.	178,517	Ps.	197,152	Ps.	230,047
Changes in actuarial assumptions from changes in demographic assumptions		7,142		—		7,407		(1,493)		—		—
Changes in actuarial assumptions from changes in financial assumptions		(67,646)		7,835		54,674		(21,462)		11,449		(13,008)
	Ps.	(60,504)	Ps.	7,835	Ps.	62,081	Ps.	(22,955)	Ps.	11,449	Ps.	(13,008)
Payments to employees		(79,776)		(63,515)		(63,580)		(20,731)		(28,511)		(30,706)
Effect of movements in exchange rates		15,683		11,153		(1,536)		—		—		—
Liability balance at the end of the year	Ps.	522,196	Ps.	597,936	Ps.	590,914	Ps.	134,831	Ps.	180,090	Ps.	186,333

Plan Assets
Balance at the beginning of the year plan assets		(38,241)		(22,756)		—		—		—		—
Business combination (1)		—		(13,632)		—		—		—		—
Recognition of the active plan		—		(840)		(21,474)		—		—		—
Interests income		(1,320)		(863)		(318)		—		—		—
Remeasurements on plan assets		(1,161)		1,651		(859)		—		—		—
Effect of movements in exchange rates		(6,118)		(1,801)		(105)		—		—		—
Balance at the end of the year plan assets	Ps.	(46,840)	Ps.	(38,241)	Ps.	(22,756)	Ps.	—	Ps.	—	Ps.	—
Net Balance at the end of the year	Ps.	475,356	Ps.	559,695	Ps.	568,158	Ps.	134,831	Ps.	180,090	Ps.	186,333
(1)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).
(2)	The variation includes the effect of a change in a long-term institutional benefit plan for the year 2021 at Banco de Occidente and Fiduciaria de Occidente, for the year 2020 at Porvenir and Fiduciaria Bogota and for the year 2019 at Banco de Bogotá, which went from being a defined benefit plan to a defined contribution plan, through which the bank makes monthly contributions into a fund created for each employee.

The assumptions used to calculate the obligation projected for different post-employment benefits employees are as follows:

	December 31,	December 31,
Post-employment benefits *	2021	2020
Discount interest rate	7.15%	5.78%
Inflation rate	2.91%	2.94%
Salary growth rate	3.06%	3.25%
Pension growth rate	3.03%	3.03%

* Entities in Colombia and subsidiaries abroad participate.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	December 31,	December 31,
Long-term benefits *	2021	2020
Discount interest rate	7.20%	4.78%
Inflation rate	3.00%	3.00%
Salary growth rate	3.40%	4.00%

* Only entities from Colombia participate.

Employee turnover is calculated based on the experience of each entity. For those entities where a sufficiently long statistic history is not yet available to support the actuarial bases, the SoA2003 table is used as a reference. With this table, the probability of permanence of personnel in the entity is established, modified according to the population factor of each benefit. Employee´s life expectancy is calculated based on the mortality tables RV08 (Colombia) and GA83 (Central America).

The sensitivity analysis for post-employment and long-term benefits liabilities due to defined benefits plans to different actuarial and financial variables is shown below, maintaining other variables at constant values (increase or decrease 50 basis points):

	-0.50 basic points				+0.50 basic points
At December 31, 2021	Post-employment benefits		Long-term benefits		Post-employment benefits		Long-term benefits
Discount interest rate	Ps.	17,436	Ps.	3,258	Ps.	(16,970)	Ps.	(3,073)
Salaries growth rate		(5,898)		(3,752)		5,513		3,946
Retirement growth rate		(13,832)		N/A		13,967		N/A

	-0.50 basic points				+0.50 basic points
At December 31, 2020	Post-employment benefits		Long-term benefits		Post-Employment Benefits		Long-Term Benefits
Discount interest rate	Ps.	23,540	Ps.	5,068	Ps.	(22,724)	Ps.	(4,787)
Salaries growth rate		(5,286)		(5,444)		5,596		5,718
Retirement growth rate		(15,429)		N/A		16,475		N/A

Future benefit payments projected, reflecting services, as the case may be, are expected to be paid as follows:

		Payments for post-		Payments for long-
Year		Employment benefits		term benefits
2022	Ps.	70,504	Ps.	20,986
2023		62,396		19,604
2024		61,762		24,039
2025		62,107		23,745
2026		63,917		19,247
Years 2027 – 2031		325,705		97,157

NOTE 23 – LEGAL RELATED AND NON LEGAL RELATED PROVISIONS

The movement and balances of legal and non-legal related provisions during the periods ended on December 31, 2021, 2020 and 2019 are described below:

	For legal		Non-legal		Total provisions
Balance as of January 1, 2019	Ps.	125,929	Ps.	601,466	Ps.	727,395
Provisions increase during the year		116,627		177,606		294,233
Use of provisions		(34,603)		(52,296)		(86,899)
Amounts reversed due to provisions not utilized		(13,296)		(51,905)		(65,201)
Effect of movements in exchange rates		23		(909)		(886)
Balance as of December 31, 2019	Ps.	194,680	Ps.	673,962	Ps.	868,642
Business combination (1)		2,417		1,415		3,832
Provisions increase during the year		190,248		118,580		308,828
Use of provisions		(20,787)		(86,746)		(107,533)
Amounts reversed due to provisions not utilized		(124,616)		(41,183)		(165,799)
Effect of movements in exchange rates		(168)		5,048		4,880
Balance as of December 31, 2020	Ps.	241,774	Ps.	671,076	Ps.	912,850
Provisions increase during the year		206,861		414,872		621,733

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	For legal		Non-legal		Total provisions
Use of provisions		(81,910)		(49,819)		(131,729)
Amounts reversed due to provisions not utilized (2)		(118,966)		(146,601)		(265,567)
Effect of movements in exchange rates		(230)		13,204		12,974
Balance as of December 31, 2021	Ps.	247,529	Ps.	902,732	Ps.	1,150,261
(1)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).
(2)	For legal related, recovery of provisions by Porvenir for Ps. 111,616 for claims for nullity of affiliations that were in progress.

Estimated period to be canceled	Legal provisions		Non-legal		Total provisions
Within twelve months	Ps.	7,892	Ps.	225,226	Ps.	233,118
After twelve months		239,637		677,506		917,143
Balance as of December 31, 2021	Ps.	247,529	Ps.	902,732	Ps.	1,150,261

Legal related:

Administrative proceedings

At December 31, 2021 and 2020, the outstanding balance of provisions recorded for administrative proceedings were Ps. 24,433 and Ps. 67,765 respectively, by way of claims for administrative or judicial processes of a tax nature, initiated by national and local authorities that establish, in some cases sanctions in which the subsidiaries of Grupo Aval would incur.

Labor proceedings

At December 31, 2021 and 2020, the outstanding balance of provisions recorded for labor proceedings were Ps. 32,381 and Ps. 34,252 respectively. Labor proceedings include labor pursuits, indemnities for former employees against some  subsidiaries of Grupo Aval. The time expected for resolution is uncertain since each proceeding is based on different instances. However, historically most cases have been resolved in favor of Grupo Aval.

Other proceedings

At December 31, 2021 and 2020, the outstanding balance of other legal provisions recorded were Ps. 190,715 and Ps. 139,757, respectively, being the most representative:

●	Provisions made to cover claims for nullity of affiliations to Porvenir, which amounted to ‘a Ps. 163,157 and Ps. 107,484, respectively.

Non-legal related:

At December 31, 2021 and 2020 the outstanding balance of non-legal related provisions recorded amounting were Ps. 902,732 and Ps. 671,076, respectively, are mainly comprised by:

●	Provisions in Corficolombiana´s affiliates as of December 31, 2021 and 2020, associated with the maintenance, restoration and rehabilitation of constructions and buildings, professional fees relating to development of concession contracts of Ps. 299,950 and Ps. 244,490 respectively.
●	Provision in Proinvipacífico, a Corficolombiana´s subsidiary for the recognition of additional costs on the Pacífico 1 project of Ps. 117,294 at December 31, 2021.
●	Provisions in Porvenir´s subsidiary as of December 31, 2021 and 2020, where the main balance corresponds to undercapitalized accounts, these are individual pension accounts called "Fondo de Pensiones Obligatorias Especial Porvenir de Retiro Programado", which according to actuarial projections do not have the required balance to achieve minimum pension payment, and thus have to be provisioned for the expected difference of Ps. 272,428 and Ps. 230,095 respectively.
●	Provisions of several subsidiaries of Grupo Aval as of December 31. 2021 and 2020, corresponding to the dismantling of ATMs and offices of Ps. 89,043 and Ps. 83,184, respectively.
●	Provisions for losses on loan commitments as of December 31. 2021 and 2020 of Ps. 62,041 and Ps. 67,393 respectively. See note 4.1.5 Loan commitments and financial guarantee contracts.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 24 – OTHER LIABILITIES

Accounts payable and other liabilities of December 31, 2021 and 2020 comprise the following:

Items	December 31, 2021		December 31, 2020
Suppliers and services payable (1)	Ps.	3,228,295	Ps.	2,664,081
Income received for third parties (2)		2,719,882		2,076,532
Cashier checks		806,066		864,499
Dividends payable		598,534		648,874
Withholdings taxes and labor contributions		582,910		441,689
Transactions ATH and ACH		574,011		538,558
Contract liability related to concessions		548,167		581,100
Collection on behalf of third parties		339,545		236,418
Collection service		332,368		256,661
Commissions and fees		331,516		276,708
Merchant acquiring accounts		274,028		169,787
Customer loyalty programs		221,990		155,829
Insurance payables		150,282		105,396
Checks drawn and not paid		127,944		107,628
Value added tax - VAT		80,307		74,002
Cash surplus		75,524		37,504
Other liabilities		554,387		542,597
Total other liabilities	Ps.	11,545,756	Ps.	9,777,863
(1)	As of December 31, 2021, includes the amount of the penalty of Ps. 31,274 corresponding to the process with the Superintendency of Industry and Commerce (“SIC”).
(2)	The increase presented is due to advance payments made by the Agencia Nacional de Infraestructura (ANI) for Ps. 643,289, which correspond to the resources of trust of future validities, collections of tolls and financial returns.

Other		December 31, 2021		December 31, 2020
Liabilities to be canceled within twelve months		7,705,817		6,110,472
Liabilities to be canceled after twelve months		3,839,939		3,667,391
Total	Ps.	11,545,756	Ps.	9,777,863

NOTE 25 – EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT

Authorized, issued and outstanding shares as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Authorized shares	120,000,000,000	120,000,000,000
Subscribed fully paid shares	22,281,017,159	22,281,017,159
Total outstanding shares	22,281,017,159	22,281,017,159

The outstanding shares are as follows:
Common voting shares (1)	15,122,739,992	15,131,197,752
Preferred non-voting shares (2)	7,158,277,167	7,149,819,407

(1)	Common Voting shares with a nominal value of (Ps. 1) Colombian peso.
(2)	Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2021 and 2020, 8,457,760 and 6,592,222 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

25.1 Appropriated retained earnings

As of December 31, 2021, and 2020 the appropriation of retained earnings is as follows:

	December 31, 2021		December 31, 2020
Retained earnings	Ps.	2,671,450	Ps.	1,785,978
Withholding tax over dividends		(5,740)		(5,699)
Legal reserve		11,140		11,140
Statutory and voluntary reserves		10,706,541		9,510,715
	Ps.	13,383,391	Ps.	11,302,134

25.1.1 Legal Reserve

In accordance with current legal regulations, Grupo Aval and its subsidiaries in Colombia shall create a legal reserve through the appropriation of (10%) of the net profits of each year up to an amount equal to (50%) of the subscribed capital stock. This reserve may be reduced below (50%) of the subscribed capital stock to stem losses in excess of retained earnings. The legal reserve cannot be less than the percentage aforementioned except to cover losses in excess of retained earnings.

25.1.2 Statutory and Voluntary Reserves

The Statutory and voluntary reserves are determined during the Shareholders Meetings.

25.2 Declared Dividends

The dividends are declared and paid to shareholders based on unconsolidated net income under Colombian IFRS (NCIF), the dividends declared were as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
Net income for the periods ended on	Ps.	2,399,001	Ps.	3,031,238	Ps.	2,887,749
Cash dividends declared		In the general assembly held in March 2021, 54.00 pesos per share payable in twelve installments of 4.50 pesos per share, from April 2021 to March 2022.		In the general assembly held in March 2020, 60.00 pesos per share payable in twelve installments of 5.00 pesos per share, from April 2020 to March 2021.		In the general assembly held in March 2019, 60.00 pesos per share payable in twelve installments of 5.00 pesos per share, from April 2019 to March 2020.
Total outstanding shares		22,281,017,159		22,281,017,159		22,281,017,159
Total dividends declared	Ps.	1,203,175	Ps.	1,336,861	Ps.	1,336,861

25.3 Earnings per share

●	Basic earnings per share

Grupo Aval calculates basic earnings per share by dividing net income for the year attributable to controlling interest of Grupo Aval parent company by the weighted average number of shares outstanding during the year (including common and preferred shares).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following table summarizes the earnings per share for the year ended as of December 31, 2021, 2020 and 2019:

		December 31, 2021		December 31, 2020		December 31, 2019
Net income for the year	Ps.	5,668,502	Ps.	4,631,616	Ps.	5,365,454
Less: participation of non- controlling interests		(2,370,766)		(2,282,095)		(2,331,045)
Net income attributable to owners of the parent		3,297,736		2,349,521		3,034,409

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(1,058,554)		(753,457)		(970,070)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	2,239,182	Ps.	1,596,064	Ps.	2,064,339
Weighted average number of common shares outstanding used in basic EPS calculation (2)		15,128,947,661		15,135,829,538		15,158,004,812
Basic and Diluted earnings per share to common shareholders (pesos)		148.01		105.45		136.19
Basic and Diluted earnings per ADS in Colombian pesos (3)		2,960.13		2,108.99		2,723.76
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		22,281,017,159		22,281,017,159		22,281,017,159
Basic earnings of the owners of the parent per share in Colombian pesos		148.01		105.45		136.19
(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.

●	Diluted earnings per share

On December 31, 2021, 2020 and 2019, Grupo Aval did not have any dilutive instruments.

25.4 Equity transactions

On December 31, 2021 some transactions took place that resulted in changes to the interests of Grupo Aval and its subsidiaries, below is the detail of the most significant equity transactions:

●	Corporación Financiera Colombiana S.A. - Corficolombiana S.A.

In Corficolombiana, Grupo Aval and its subsidiaries chose to receive dividends in shares, unlike some minority shareholders who opted to be paid dividends in cash, generating a dilution effect for Ps.19,929, which led to a modification in Grupo Aval's stake from 39.58% to 39.98%.

●	Preference shares

There was payment of dividends Ps.14,612 corresponding to the preferred shares issued by Multi Financial Group.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

25.5 Consolidated Other Comprehensive Income (OCI):

Components of accumulated Other Comprehensive Income for the years ended December 31, 2021, 2020 and 2019 are as follows:

		Net gain (loss) on hedges of net investment in foreing operations		Cash flow hedges		Foreing currency translation differences from unhedged foreign operations		Effect of moving investment properties for own use		Unrealized gains (losses) debt securities		Unrealized gains (losses) Equity securities		Investments in associates and join ventures		Actuarial gains(losses)		Income tax		Total comprehensive income, net of taxes
Ending balance 2018	Ps.	(206,783)	Ps.	(14,343)	Ps.	(466,212)	Ps.	—	Ps.	(38,622)	Ps.	484,274	Ps.	111,346	Ps.	(114,444)	Ps.	1,493,556	Ps.	1,248,772
Current-period change		(2,931)		13,469		128,135		5,288		426,300		237,781		(9,061)		(61,222)		(36,029)		701,730
Ending balance 2019	Ps.	(209,714)	Ps.	(874)	Ps.	(338,077)	Ps.	5,288	Ps.	387,678	Ps.	722,055	Ps.	102,285	Ps.	(175,666)	Ps.	1,457,527	Ps.	1,950,502
Current-period change		(517,989)		832		(548,706)		9,014		172,906		193,880		13,059		(9,488)		457,181		(229,311)
Ending balance 2020	Ps.	(727,703)	Ps.	(42)	Ps.	(886,783)	Ps.	14,302	Ps.	560,584	Ps.	915,935	Ps.	115,344	Ps.	(185,154)	Ps.	1,914,708	Ps.	1,721,191
Current-period change		962,735		7,980		(180,798)		4,718		(1,346,315)		(110,397)		(846)		61,665		1,054,017		452,759
Ending balance 2021	Ps.	235,032	Ps.	7,938	Ps.	(1,067,581)	Ps.	19,020	Ps.	(785,731)	Ps.	805,538	Ps.	114,498	Ps.	(123,489)	Ps.	2,968,725	Ps.	2,173,950

	Non -controlling interest		Owners of the parent		Total comprehensive income, net of taxes
Beginning balance 2018	Ps.	551,999	Ps.	696,773	Ps.	1,248,772
Current-period change		305,056		396,674		701,730
Ending balance 2019	Ps.	857,055	Ps.	1,093,447	Ps.	1,950,502
Current-period change		2,123		(231,434)		(229,311)
Ending balance 2020	Ps.	859,178	Ps.	862,013	Ps.	1,721,191
Current-period change		197,590		255,169		452,759
Ending balance 2021	Ps.	1,056,768	Ps.	1,117,182	Ps.	2,173,950

NOTE 26  - NON- CONTROLLING INTEREST

The following table includes information regarding the non-controlling interest of each direct subsidiary of Grupo Aval at December 31, 2021 and 2020:

December 31, 2021
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A.	Colombia	60.02%	Ps.	7,535,170	Ps.	1,183,899	Ps.	(400,959)
Banco de Bogotá S.A. (1)	Colombia	31.26%		6,720,725		877,725		(430,624)
Banco de Occidente S.A.	Colombia	27.73%		1,178,665		162,923		(58,511)
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (1)	Colombia	24.33%		402,758		87,152		(4)
Banco Comercial AV Villas S.A.	Colombia	20.13%		363,994		38,954		(13,497)
Banco Popular S.A.	Colombia	6.26%		256,682		20,113		(9,761)
		Total	Ps.	16,457,994	Ps.	2,370,766	Ps.	(913,356)

1 - Deconsolidation of Porvenir by Banco de Bogotá (see note 1).

December 31, 2020
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A.	Colombia	60.42%	Ps.	6,833,480	Ps.	1,445,835	Ps.	(419,026)
Banco de Bogotá S.A.	Colombia	31.26%		6,194,859		692,575		(422,818)
Banco de Occidente S.A.	Colombia	27.73%		1,134,808		94,374		(76,376)
Banco Comercial AV Villas S.A.	Colombia	20.13%		365,631		33,112		(17,703)
Banco Popular S.A.	Colombia	6.26%		253,481		16,199		(10,111)
		Total	Ps.	14,782,259	Ps.	2,282,095	Ps.	(946,034)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

The following table includes information regarding each direct subsidiary of Grupo Aval that has significant non-controlling interests to December 31, 2021, and 2020 (before eliminations):

December 31, 2021
							Cash Flow from
Entity		Assets	Liabilities	Total Income	Net Income	OCI - Controlling	operating activities
Corporación Financiera Colombiana S.A.	Ps.	46,988,876	33,716,537	11,537,283	1,849,023	780,417	2,508,786
Banco de Bogotá S.A. (1)		232,334,894	206,995,928	22,354,860	4,549,032	2,036,654	(1,170,862)
Banco de Occidente S.A.		51,663,460	46,474,881	3,921,938	585,905	(37,375)	2,482,879
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (1)		4,133,467	1,462,473	1,477,232	580,202	(1,237)	404,241
Banco Comercial AV Villas S.A.		17,563,247	15,651,553	1,633,004	192,248	(21,771)	303,074
Banco Popular S.A.	Ps.	29,910,656	26,541,256	2,619,626	314,577	6,443	485,518

1 - Deconsolidation of Porvenir by Banco de Bogotá (see note 1).

December 31, 2020
												Cash Flow from
Entity		Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	38,146,485	Ps.	26,113,816	Ps.	10,318,526	Ps.	2,292,396	Ps.	1,016,955	Ps.	800,867
Banco de Bogotá S.A.		208,268,384		185,769,784		21,906,817		2,504,605		971,373		8,534,336
Banco de Occidente S.A.		45,090,745		40,111,534		4,233,815		340,557		146,773		1,132,652
Banco Comercial AV Villas S.A.		16,589,069		14,712,590		1,704,123		163,915		71,426		835,271
Banco Popular S.A.	Ps.	27,394,730	Ps.	24,204,935	Ps.	2,673,349	Ps.	234,754	Ps.	35,841	Ps.	1,090,176

NOTE 27 – COMMITMENTS AND CONTINGENCIES

Capital expenses commitments

As of December 31, 2021, and December 31, 2020, Grupo Aval and its subsidiaries had contractual disbursement commitments of capital expenditures, for tangible assets for Ps. 98,110 and Ps. 65,210, respectively; and for intangible assets for Ps. 129,465  and Ps. 92,816, respectively.

Contingencies

As of December 31, 2021, and 2020, Grupo Aval and its subsidiaries were part of administrative and legal proceedings as defendants; the claims of proceedings were assessed based on analyses and opinions of seasoned lawyers. The following legal contingencies were determined:

Labor Proceedings

As of December 31, 2021, and December 31, 2020, the outstanding balances recognized for labor complaints amounted to Ps. 139,698 and Ps. 88,848, respectively. Historically, many of these proceedings have been resolved in favor of Grupo Aval and its subsidiaries.

Civil Proceedings

As of December 31, 2021, and December 31, 2020, the result of the assessment of claims for civil suits, not including those with remote probability, reached outstanding balances recognized of Ps. 251,523. As of December 31, 2020 these amounted to Ps. 395,192, respectively, of which Ps. 107,898 correspond to processes acquired through the Multi Financial Group Inc. (MFG).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Administrative, Tax Proceedings and Other Proceedings

Claims derived from administrative and judicial processes include those of fiscal responsibility over concession contracts, tax proceedings and other, filed by national and local tax authorities. These authorities may establish, in some cases, sanctions in which Grupo Aval and its subsidiaries may incur as a result of: (i) the performance of their duty as a withholder or collector of national and local taxes, and/or (ii) the obligation to pay a higher tax amount in their condition of taxpayers. As of December 31, 2021, the outstanding balances recognized for these claims amounted to Ps. 138,418. As of December 31, 2020, these amounted to Ps. 101,700, of which Ps. 3,748 correspond to processes acquired through the Multi Financial Group Inc. (MFG).

Other matters

The outcomes of the following legal processes cannot be necessarily classified as “possible” in accordance with IAS 37, however, they are being disclosed herein in consideration of their relevance.

Class Action before the Administrative Tribune of Cundinamarca in connection with the Ruta del Sol Sector 2 Project

On January 26, 2017, the Inspector-General’s Office (Procuraduría General de la Nación or “PGN”) filed a class action against CRDS, (a company formed by Constructora Norberto Odebrecht S.A., Odebrecht Investimentos em Infraestructura Ltda., CSS Constructores S.A. and Episol), the National Infrastructure Agency ("ANI") and its members, for allegedly violating the collective rights of administrative morality, defense of public patrimony, and access to public services in connection with the Ruta del Sol Sector 2 project. On December 6, 2018, the Administrative Tribunal of Cundinamarca (“TAC”), the body presiding over the class action, issued a first instance ruling against CRDS, and all its shareholders, including Episol, and other individuals and entities. The TAC found the defendants jointly and severally liable for the damages caused to the collective interests and ordered the payment of Ps. 800,156 to the Colombian Ministry of Transportation. The TAC also debarred the defendants for a term of ten years, during which time they would be prohibited from contracting with the Colombian government and holding public office. Subsequently, in an order dated February 8, 2019, the TAC corrected certain arithmetical errors in its ruling, and reduced the amount of the fine to Ps. 715,656.

The aforementioned ruling is not final and appeals were filed by Episol and the other defendants, which were granted by the TAC on February 25, 2019 and will be heard by the Consejo de Estado (Colombia’s Supreme Court on administrative matters).  On February 14, 2020, the Consejo de Estado issued a ruling regarding the effects of the appeal, specifying that the provisions of the first instance ruling regarding the delivery of money or other goods as well as the debarment from government contracting would only become enforceable in the event of a final second instance ruling by the Consejo del Estado confirming the decision under appeal.

In the case of Episol, its appeal filing seeks revocation of the TAC’s first instance ruling against it on the basis of multiple substantive and procedural defects.

It is not possible to establish how much time it will take for the Consejo de Estado to make a decision in relation to this case. In the event that the decision of the TAC is confirmed and Episol is compelled to assume the entire amount of the penalty, the maximum impact to the net attributable profit of Grupo Aval would be Ps. 286,104.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 28 – NET INCOME FROM CONTRACTS WITH CUSTOMERS

Below is the detail of the income and expenses for commissions and fees for the years ended as of December 31, 2021, 2020 and 2019:

	December 31,		December 31,		December 31,
Income from commissions and fees	2021		2020		2019
Banking services fees	Ps.	3,126,651	Ps.	2,823,411	Ps.	3,006,506
Debit and credit card fees		1,511,956		1,298,251		1,364,244
Pension and severance fund management		1,253,700		1,158,524		1,129,391
Trust activities and portfolio management service		336,637		343,268		334,910
Bonded warehouse services		169,386		155,253		161,298
Commissions on transfers, checks and checkbooks		25,187		31,113		50,026
Office network services		18,914		17,493		24,618
Other commissions and fees		10,771		8,586		12,350
Total income from commissions and fees (*)	Ps.	6,453,202	Ps.	5,835,899	Ps.	6,083,343

(*) See note 31.6. to see income by country.

	December 31,		December 31,		December 31,
Expenses from commissions and fees	2021		2020		2019
Banking services	Ps.	(481,381)	Ps.	(404,414)	Ps.	(311,098)
Sales and services commissions		(227,541)		(216,457)		(184,481)
Fees paid to pension funds sales force		(87,499)		(74,752)		(94,285)
Information processing services of operators		(22,940)		(21,632)		(17,969)
Offices network services		(11,158)		(14,610)		(8,508)
Other		(11,255)		(10,611)		(11,658)
Total expenses from commissions and fees	Ps.	(841,774)		(742,476)		(627,999)
Net income from commissions and fees	Ps.	5,611,428	Ps.	5,093,423	Ps.	5,455,344

Below is the detail of the income and cost from goods and services for the years ended as of December 31, 2021, 2020 and 2019:

	December 31,		December 31,		December 31,
Income from sales of goods and services	2021		2020		2019
Energy and gas E&G	Ps.	4,874,278	Ps.	4,509,551	Ps.	4,524,903
Infrastructure		4,662,912		3,966,192		3,783,534
Hotels		285,692		139,782		366,835
Agribusiness		218,511		147,443		135,928
Other services		135,607		225,996		205,813
Others operating income		273,914		155,825		139,575
Total income from sales of goods and services (*)	Ps.	10,450,914	Ps.	9,144,789	Ps.	9,156,588

(*) See note 31.6, to see income by country.

	December 31,		December 31,		December 31,
Costs and expenses of sales goods and services	2021		2020		2019
Cost of sales from companies from non-financial sector	Ps.	(5,594,615)	Ps.	(4,766,263)	Ps.	(5,041,089)
Allowance for impairment of loans and receivables		(51,064)		(46,078)		(43,401)
General and administrative expenses		(647,425)		(487,530)		(659,262)
Personnel expenses		(558,561)		(538,463)		(555,038)
Amortization		(263,755)		(230,396)		(267,808)
Depreciation		(117,246)		(119,813)		(98,963)
Depreciation of right of use assets		(34,374)		(36,002)		(30,425)
Employee bonuses		(38,766)		(28,722)		(36,300)
Commissions and fees expenses		(27,886)		(26,884)		(30,885)
Donations expenses		(16,178)		(35,622)		(14,704)
Labor severances		(2,109)		(5,715)		(3,902)
Total costs and expenses of sales goods and services	Ps.	(7,351,979)	Ps.	(6,321,488)	Ps.	(6,781,777)
Gross profit from sales of goods and services	Ps.	3,098,935	Ps.	2,823,301	Ps.	2,374,811

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

NOTE 29 – NET TRADING INCOME

Net trading income includes income from client driven trading activities primarily conducted in markets, including foreign exchange, credit, rates and equities trading, as follows:

	December 31,		December 31,		December 31,
	2021		2020		2019
Trading investment income (1)
Fixed income securities	Ps.	(110,035)	Ps.	348,312	Ps.	270,310
Equities		260,564		277,806		349,526
Total trading investment income	Ps.	150,529	Ps.	626,118	Ps.	619,836
Derivatives income
Net income on financial derivatives (2)	Ps.	711,217	Ps.	530,503	Ps.	19,932
Other trading income (3)		86,970		138,803		122,143
Total derivatives income	Ps.	798,187	Ps.	669,306	Ps.	142,075
Total net trading income	Ps.	948,716	Ps.	1,295,424	Ps.	761,911
(1)	Includes net trading income from investment securities held for trading, that reflects the interest from investment in debt securities, gains/losses from mark-to-market valuation from investment in equity and debt securities and net income from trading activities.
(2)	Includes net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on trading derivatives.
(3)	Includes gains/losses from: (i) Net changes in the valuation of hedging derivatives from mark-to-market valuations from unhedged, (ii) the ineffective portion of the hedge, (iii) Transfers of due hedging derivatives from OCI to the statement of income.

NOTE 30 – OTHER INCOME AND EXPENSE

Below is the detail of the other income and expense in the years ended on December 31, 2021, 2020 and 2019:

		December 31,		December 31,		December 31,
Other Income		2021		2020		2019
Net gain on sale of debt securities (1)	Ps.	314,960	Ps.	613,213	Ps.	198,562
Share of profit of equity accounted investees, net of tax		300,217		220,162		229,626
Dividends		159,122		91,565		84,686
Foreign exchange gains, net		87,236		363,034		312,267
Gain on the sale of non-current assets held for sale		36,225		112,043		23,381
Gain on sale of assets properties, plant and equipment		23,770		22,941		24,381
Net gain or loss on asset valuation		20,974		(50,326)		14,151
Other income		351,543		344,267		395,909
Total other income	Ps.	1,294,047	Ps.	1,716,899	Ps.	1,282,963

1)  Includes the net effect of the sale and the realization of OCI of the investments (see note 9.2).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	December 31,		December 31,		December 31,
Other Expense	2021		2020		2019
Personnel expenses	Ps.	(4,513,015)	Ps.	(4,400,542)	Ps.	(4,085,396)
Taxes and fees		(1,026,976)		(960,332)		(914,476)
Affiliation contributions and transfers		(744,622)		(564,349)		(664,835)
Consultancy, audit and other fees		(664,196)		(704,457)		(661,645)
Maintenance and repairs		(581,639)		(537,130)		(458,522)
Insurance		(581,515)		(520,006)		(382,322)
Depreciation of tangible assets		(428,311)		(440,382)		(416,946)
Depreciation right of use assets		(307,018)		(325,508)		(292,771)
Marketing		(301,633)		(221,541)		(351,104)
Amortization of intangible assets		(295,648)		(249,481)		(191,768)
Warehouse services		(270,062)		(283,013)		(277,574)
Leases (rent)		(174,683)		(158,514)		(175,002)
Transportation services		(171,018)		(167,442)		(184,720)
Cleaning and security services		(154,205)		(162,944)		(137,721)
Outsourcing services		(152,739)		(148,113)		(149,280)
Data processing		(119,111)		(99,919)		(83,542)
Supplies and stationary		(97,416)		(94,866)		(103,104)
Losses due to claims		(76,761)		(74,220)		(60,302)
Impairment losses other assets		(72,223)		(7,060)		(20,755)
Adaptation and installation		(63,552)		(59,501)		(58,904)
Travel expenses		(28,852)		(25,985)		(58,663)
Loss from sale of property and equipment		(12,767)		(19,201)		(14,227)
Donations expenses		(4,171)		(41,213)		(7,256)
Loss from sale of non-current assets held for sale		(3,179)		(3,420)		(4,392)
Other		(551,384)		(383,612)		(416,122)
Total other expense	Ps.	(11,396,696)	Ps.	(10,652,751)	Ps.	(10,171,349)

NOTE 31 – ANALYSIS OF OPERATING SEGMENTS

Operating segments are components of Grupo Aval responsible for developing commercial activities that can generate revenue or incur expenses and whose operating profit or loss are regularly reviewed by the chief operating decision maker (“CODM”) of Grupo Aval, and for which financial information is available. Operating segment information is consistent with the internal reports provided to the CODM.

31.1          Description of products and services from which each reportable segment derives its income

Grupo Aval is organized into seven main operating segments comprised by the five main banking operations (Banco de Bogotá S.A., BAC Holding International Corp., Banco de Occidente S.A., Banco AV Villas S.A., Banco Popular S.A.), Corficolombiana S.A. and Porvenir.

Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco AV Villas S.A.: These operating segments provide financial services to companies, individuals and Government organizations mainly in Colombia such as: wholesale and retail lending, financial leasing, treasury operations, proprietary trading, trust, logistics and bonded warehouse services, among other.

BAC Holding International Corp. (“BAC Holding”): This operating segment consolidates BAC Holding’s operations, mainly in Central America. It derives its income from financial services provided by its main subsidiaries, BAC Credomatic Inc., to companies, individuals and Government organizations in Costa Rica, Panama, Guatemala, Honduras, El Salvador and Nicaragua such as: wholesale and retail lending, financial leasing, treasury operations, proprietary trading, pension fund management, brokerage, among other.

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”): Is the leading private pension fund manager in Colombia in terms of assets under management and has the largest share of earnings in the private pension and severance fund management market in Colombia.

Corficolombiana S.A.: This operating segment consolidates all of Corficolombiana’s subsidaries. It provides both financial and non-financial services to companies, individuals and Government organizations, mainly in Colombia and Peru. It derives its income from financial services such as: retail lending, treasury operations, proprietary trading, brokerage and trust services, among other. It derives its income from non-financial services from 5 main sectors: Energy & gas (transportation and distribution of natural gas and energy),

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

infrastructure (concession arrangements, mainly in road infrastructure), hotels (hospitality services) and agribusiness (mainly palm oil and rubber).

31.2          Factors used by management to identify reportable segments

Operating segments identified above are based on the relevance of factors such as (i) the nature of the products and services provided and (ii) the geographical locations. Information regarding the performance of operating segments is reviewed by the CODM on a quarterly basis.

Per the organizational changes detailed in Note 1, during 2021 the Company implemented a new reporting segment structure. With this change, (i) Porvenir became a new reporting segment separately from the Banco de Bogota reporting segment, (ii) Leasing Bogotá S.A. Panamá (LB Panama) reporting segment denomination was changed to BAC Holding International Corp. (BAC Holding), and (iii) Multi Financial Group Inc. (MFG) was transferred from BAC Holding to be included into the Banco de Bogota reporting segment.

With respect to the previous period and as required by IFRS 8 "Operating Segments", the reported figures have been modified to be consistent with 2021.

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

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

31.4          Information on net income, assets and liabilities of reportable operating segments

The following is the detail of the reportable financial information summarized for each segment as of December 31, 2021, 2020 and 2019:

Statement of Financial Position

December 31, 2021

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Assets
Trading assets	Ps.	2,480,205	Ps.	190,340	Ps.	1,655,678	Ps.	354,037	Ps.	249,071	Ps.	2,493,514	Ps.	3,664,843	Ps.	49	Ps.	(100,967)	Ps.	10,986,770
Investment securities		12,812,319		14,431,606		6,326,995		4,306,819		2,936,690		886,111		3,899,476		—		(935,643)		44,664,373
Hedging derivatives assets		5,379		—		—		—		—		—		38,869		—		—		44,248
Investments in associates and joint ventures		8,404,257		—		1,664,990		625,512		6,252		—		912,186		4,014		(10,444,382)		1,172,829
Investments in subsidiary companies (3)		13,483,527		—		—		—		—		—		—		—		(13,483,527)		—
Loans, net		76,985,399		73,183,254		35,097,325		21,665,102		12,602,276		—		2,872,688		—		(2,108,219)		220,297,825
Other assets (4)		14,716,485		29,125,645		6,918,472		2,959,186		1,768,958		753,842		35,600,816		8,788,173		(10,893,697)		89,737,880
Total assets	Ps.	128,887,571	Ps.	116,930,845	Ps.	51,663,460	Ps.	29,910,656	Ps.	17,563,247	Ps.	4,133,467	Ps.	46,988,878	Ps.	8,792,236	Ps.	(37,966,435)	Ps.	366,903,925
Liabilities
Customer deposits		76,452,861		87,280,715		36,340,252		20,868,576		13,408,861		960		5,330,880		—		(5,212,683)		234,470,422
Financial obligations		24,757,219		12,326,831		8,496,369		4,585,661		1,704,383		769,893		18,986,327		9,116,041		(7,460,398)		73,282,326
Other liabilities (5)		2,338,529		3,839,772		1,638,260		1,087,019		538,309		691,620		9,399,330		553,665		(406,974)		19,679,530
Total liabilities	Ps.	103,548,609	Ps.	103,447,318	Ps.	46,474,881	Ps.	26,541,256	Ps.	15,651,553	Ps.	1,462,473	Ps.	33,716,537	Ps.	9,669,706	Ps.	(13,080,055)	Ps.	327,432,278
(1)	BAC Holding International Corp, before Leasing Bogotá S.A. Panamá (see note 1).
(2)	Includes Grupo Aval Holding, Grupo Aval Limited, ATH Negocio Conjunto and Aval Soluciones Digitales S.A. Negocio Conjunto.
(3)	Includes measurement of subsidiary BAC Holding International Corp. (before Leasing Bogotá S.A. Panamá. See note 1)
(4)	Includes cash and cash equivalents for Ps. 36,642,829; intangibles Ps. 21,470,718; other accounts receivable Ps. 19,027,205, tangible assets Ps. 9,100,553; income tax assets Ps. 2,607,673; non-current assets held for sale Ps. 208,426 and other assets Ps. 680,476.
(5)	Includes trading liabilities Ps. 1,049,910; Hedging derivative liabilities Ps. 55,813; income tax liabilities Ps. 4,714,714; employee benefits Ps. 1,163,076; provisions Ps. 1,150,261 and other liabilities Ps. 11,545,756.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Statement of income for 2021

		Banco de		BAC Holding		Banco de		Banco Popular		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
External income
Interest income	Ps.	6,104,989	Ps.	6,839,240	Ps.	2,727,195	Ps.	2,192,893	Ps.	1,296,049	Ps.	45,560	Ps.	441,586	Ps.	6	Ps.	—	Ps.	19,647,518
Income from commissions and fees		1,418,806		2,657,273		450,735		255,026		280,673		1,195,302		94,244		101,143		—		6,453,202
Income from sales of goods and services		34,360		—		49,633		—		—		57,358		10,309,563		—		—		10,450,914
Share of profit of equity accounted investees, net of tax		4,420		—		4,990		7,817		8,259		—		272,646		2,085		—		300,217
Dividends		6,799		5,153		526		2,957		1,269		—		142,418		—		—		159,122
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—		270,095		—		—		270,095
Net trading income		540,715		26,435		(67,877)		18,481		(622)		223,745		207,794		45		—		948,716
Other income (3)		(169,566)		891,650		298,738		59,499		19,885		(57,904)		(227,725)		20,131		—		834,708
	Ps.	7,940,523	Ps.	10,419,751	Ps.	3,463,940	Ps.	2,536,673	Ps.	1,605,513	Ps.	1,464,061	Ps.	11,510,621	Ps.	123,410	Ps.	—	Ps.	39,064,492

		Banco de		BAC Holding		Banco de		Banco Popular		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Intersegment income
Interest income	Ps.	65,537	Ps.	16,869	Ps.	14,763	Ps.	15,831	Ps.	10,029	Ps.	4,655	Ps.	22,353	Ps.	243	Ps.	(150,280)	Ps.	—
Income from commissions and fees		5,551		—		7,480		2,749		18,016		2,511		1,821		85,836		(123,964)		—
Income from sales of goods and services		38		—		187,357		—		—		4,841		933		—		(193,169)		—
Share of profit of equity accounted investees, net of tax		706,881		—		240,874		59,418		(6,610)		—		1,139		—		(1,001,702)		—
Participation in results of subsidiaries (4)		1,691,418		—		—		—		—		—		—		—		(1,691,418)		—
Dividends		6,093		—		2,612		4,713		3,281		—		2,039		—		(18,738)		—
Net trading income		(2,130)		—		95		(10)		5		(1,987)		(318)		—		4,345		—
Gain on deconsolidation (loss of control) of subsidiaries (5)		1,303,024		—		—		—		—		—		—		—		(1,303,024)		—
Other income (3)		5,807		7,564		4,817		252		2,770		3,151		(1,303)		115,959		(139,017)		—
Discontinued segment (6)		(64,106)		64,106		—		—		—		—		—		—		—		—
		3,718,113		88,539		457,998		82,953		27,491		13,171		26,664		202,038		(4,616,967)		—
Total income	Ps.	11,658,636	Ps.	10,508,290	Ps.	3,921,938	Ps.	2,619,626	Ps.	1,633,004	Ps.	1,477,232	Ps.	11,537,285	Ps.	325,448	Ps.	(4,616,967)	Ps.	39,064,492

Expenses
Interest expense	Ps.	(2,122,188)	Ps.	(2,257,827)	Ps.	(769,621)	Ps.	(617,622)	Ps.	(238,012)	Ps.	(40,247)	Ps.	(1,028,343)	Ps.	(418,213)	Ps.	573,416	Ps.	(6,918,657)
Net impairment loss on financial assets		(1,679,612)		(1,314,006)		(723,664)		(161,928)		(149,468)		(6,942)		(9,177)		—		9,708		(4,035,089)
Depreciation and amortization		(285,670)		(424,110)		(126,522)		(100,066)		(66,504)		(12,163)		(9,434)		(11,058)		4,550		(1,030,977)
Expenses from commissions and fees		(325,580)		(110,032)		(126,377)		(63,713)		(205,604)		(114,818)		(13,587)		(6,135)		124,072		(841,774)
Costs and expenses of sales goods and services		(161,088)		—		(318,687)		—		—		(55,601)		(6,830,460)		19,859		(6,002)		(7,351,979)
Administrative expenses		(1,300,958)		(2,257,766)		(687,293)		(745,582)		(394,819)		(213,044)		(100,585)		(367,244)		599,918		(5,467,373)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

		Banco de		BAC Holding		Banco de		Banco Popular		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Income tax expense		(252,595)		(528,367)		(74,903)		(155,714)		(116,732)		(191,886)		(1,476,571)		(53,555)		(1,472)		(2,851,795)
Other expense (7)		(1,169,845)		(1,924,764)		(508,966)		(460,424)		(269,617)		(262,329)		(220,105)		606,907		(689,203)		(4,898,346)
Total expenses		(7,297,536)		(8,816,872)		(3,336,033)		(2,305,049)		(1,440,756)		(897,030)		(9,688,262)		(229,439)		614,987		(33,395,990)
Net income for the year	Ps.	4,361,100	Ps.	1,691,418	Ps.	585,905	Ps.	314,577	Ps.	192,248	Ps.	580,202	Ps.	1,849,023	Ps.	96,009	Ps.	(4,001,980)	Ps.	5,668,502
(1)	BAC Holding International Corp, before Leasing Bogotá S.A. Panamá (see note 1).
(2)	Includes Grupo Aval Holding, Grupo Aval Limited, ATH Negocio Conjunto and Aval Soluciones Digitales S.A. Negocio Conjunto.
(3)	Includes Net gain on sale of debt and equity securities for Ps. 314,960; Foreign exchange gains (losses), net Ps. 87,236; Gain on the sale of non-current assets held for sale Ps. 36,225; net gain in asset valuation Ps. 20,974 and other operating income Ps. 375,313.
(4)	Includes measurement of subsidiary BAC Holding International Corp. (before Leasing Bogotá S.A. Panamá. See note 1)
(5)	Corresponds to deconsolidation of Porvenir from the Banco de Bogotá segment (See note 1).
(6)	Corresponds to the recognition of the spin-off of MFG from the BAC Holding segment to the Banco de Bogotá segment (see note 1).
(7)	Includes personnel expenses of Ps. (4,513,015); loss from sale of non-current assets held for sale Ps. (3,179) and other operating expenses Ps. (382,152).

Revenue from contracts with customers at December, 2021.

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total

Revenue from contracts with customers (3)	Ps.	1,458,755	Ps.	2,657,273	Ps.	695,205	Ps.	257,775	Ps.	298,689	Ps.	1,260,012	Ps.	10,406,561	Ps.	186,979	Ps.	(317,133)	Ps.	16,904,116

Timing of revenue recognition
At a point in time		56,579		153,979		18,701		22,104		85,401		269		139,770		184,036		(96,247)		564,592
Over time		1,402,176		2,503,294		676,504		235,671		213,288		1,259,743		10,266,791		2,943		(220,886)		16,339,524
(1)	BAC Holding International Corp, before Leasing Bogotá S.A. Panamá (see note 1).
(2)	Includes Grupo Aval Holding, Grupo Aval Limited, ATH Negocio Conjunto and Aval Soluciones Digitales S.A. Negocio Conjunto.
(3)	Includes Income from contracts with customers, (see note 28)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Statement of Financial Position December 31, 2020

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Assets
Trading assets	Ps.	2,832,267	Ps.	164,340	Ps.	2,143,707	Ps.	347,139	Ps.	700,889	Ps.	2,281,824	Ps.	2,603,549	Ps.	12,755	Ps.	(47,614)	Ps.	11,038,856
Investment securities		12,280,691		10,153,193		4,966,920		3,205,960		2,345,996		695,125		3,231,070		—		(817,191)		36,061,764
Hedging derivatives assets		149,961		—		—		—		—		—		6,259		—		—		156,220
Investments in associates and joint ventures		6,657,044		—		1,614,628		577,963		3,729		—		784,073		1,929		(8,610,044)		1,029,322
Investments in subsidiary companies (3)		14,819,772		—		—		—		—		—		—		—		(14,819,772)		—
Loans, net		73,283,350		58,722,132		31,040,792		20,426,642		11,838,132		—		2,006,931		—		(1,775,985)		195,541,994
Other assets (4)		14,973,460		26,635,941		5,324,698		2,837,027		1,700,323		993,474		29,514,603		7,642,529		(10,554,341)		79,067,714
Discontinued segment (5)		(16,550,713)		16,550,713		—		—		—		—		—		—		—		—
Total assets	Ps.	108,445,832	Ps.	112,226,319	Ps.	45,090,745	Ps.	27,394,731	Ps.	16,589,069	Ps.	3,970,423	Ps.	38,146,485	Ps.	7,657,213	Ps.	(36,624,947)	Ps.	322,895,870
Liabilities
Customer deposits	Ps.	77,878,031	Ps.	69,699,920	Ps.	30,970,733	Ps.	20,611,759	Ps.	13,966,758	Ps.	851	Ps.	4,926,745	Ps.	—	Ps.	(6,213,200)	Ps.	211,841,597
Financial obligations		20,956,963		10,794,118		7,317,684		2,429,104		232,457		671,510		13,889,097		7,989,984		(5,656,151)		58,624,766
Other liabilities (6)		3,445,439		1,982,547		1,823,117		1,164,071		513,375		654,980		7,297,974		508,703		(400,256)		16,989,950
Discontinued segment (5)		(14,929,962)		14,929,962		—		—		—		—		—		—		—		—
Total liabilities	Ps.	87,350,471	Ps.	97,406,547	Ps.	40,111,534	Ps.	24,204,934	Ps.	14,712,590	Ps.	1,327,341	Ps.	26,113,816	Ps.	8,498,687	Ps.	(12,269,607)	Ps.	287,456,313
(1)	BAC Holding International Corp, before Leasing Bogotá S.A. Panamá (see note 1).
(2)	Includes Grupo Aval Holding, Grupo Aval Limited, and ATH Negocio Conjunto.
(3)	Includes measurement of subsidiary BAC Holding International Corp (before Leasing Bogotá S.A. Panamá. See note 1).
(4)	Includes Cash and cash equivalents for Ps. 34,025,535; intangibles Ps. 18,525,051; other accounts receivable Ps. 14,996,337, tangible assets Ps. 8,973,952; income tax assets Ps. 1,797,888; non-current assets held for sale Ps. 240,412 and other assets Ps. 508,539.
(5)	Corresponds to the recognition of the spin-off of MFG from the BAC Holding segment to the Banco de Bogotá segment (see note 1).
(6)	Includes trading liabilities Ps. 1,452,574; Hedging derivative liabilities Ps. 56,627; income tax liabilities Ps. 3,588,181; employee benefits Ps. 1,201,855; provisions Ps. 912,850 and other liabilities Ps. 9,777,863.

Statement of Income for the year 2020

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

		Banco de		BAC Holding		Banco de		Banco Popular		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
External income
Interest income	Ps.	6,221,050	Ps.	7,005,424	Ps.	2,959,192	Ps.	2,219,585	Ps.	1,343,460	Ps.	44,540	Ps.	429,495	Ps.	44	Ps.	—	Ps.	20,222,790
Income from commissions and fees		1,215,773		2,388,632		416,437		245,997		257,018		1,110,127		83,271		118,644		—		5,835,899
Income from sales of goods and services		26,894		—		50,079		—		—		56,401		9,011,415		—		—		9,144,789
Share of profit of equity accounted investees, net of tax		4,819		244		3,049		5,241		3,704		—		201,580		1,525		—		220,162
Dividends		6,653		7,170		277		2,239		1,702		—		73,524		—		—		91,565
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—		252,355		—		—		252,355
Net trading income		596,070		7,282		396,691		53,722		16,121		203,853		21,551		134		—		1,295,424
Other income (3)		324,554		850,172		(57,474)		47,713		52,578		(6,870)		191,249		3,250		—		1,405,172
	Ps.	8,395,813	Ps.	10,258,924	Ps.	3,768,251	Ps.	2,574,497	Ps.	1,674,583	Ps.	1,408,051	Ps.	10,264,440	Ps.	123,597	Ps.	—	Ps.	38,468,156

		Banco de		BAC Holding		Banco de		Banco Popular		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Intersegment income
Interest income	Ps.	95,946	Ps.	1,269	Ps.	14,803	Ps.	15,424	Ps.	10,193	Ps.	3,355	Ps.	49,233	Ps.	191	Ps.	(190,414)	Ps.	—
Income from commissions and fees		6,201		26		6,344		2,967		18,391		3,048		1,542		45,940		(84,459)		—
Income from sales of goods and services		1,285		—		185,687		—		—		3,765		2,169		—		(192,906)		—
Share of profit of equity accounted investees, net of tax		823,168		—		253,586		78,493		(4,432)		—		847		—		(1,151,662)		—
Participation in results of subsidiaries (4)		1,169,473		—		—		—		—		—		—		—		(1,169,473)		—
Dividends		6,192		—		2,067		3,601		2,195		—		1,623		—		(15,678)		—
Net trading income		7,299		—		243		(1,858)		(4)		—		556		—		(6,236)		—
Other income (3)		2,200		2,126		2,834		225		3,197		516		(1,884)		118,347		(127,561)		—
Discontinued segment (5)		(19,661)		19,661		—		—		—		—		—		—		—		—
		2,092,103		23,082		465,564		98,852		29,540		10,684		54,086		164,478		(2,938,389)		—
Total income	Ps.	10,487,916	Ps.	10,282,006	Ps.	4,233,815	Ps.	2,673,349	Ps.	1,704,123	Ps.	1,418,735	Ps.	10,318,526	Ps.	288,075	Ps.	(2,938,389)	Ps.	38,468,156

Expenses
Interest expense	Ps.	(2,612,243)	Ps.	(2,460,619)	Ps.	(1,082,203)	Ps.	(822,584)	Ps.	(352,566)	Ps.	(42,386)	Ps.	(984,454)	Ps.	(404,727)	Ps.	499,518	Ps.	(8,262,264)
Net impairment loss on financial assets		(2,572,877)		(1,733,028)		(1,137,316)		(303,710)		(253,319)		(1,971)		(12,037)		—		365		(6,013,893)
Depreciation and amortization		(283,609)		(431,606)		(116,070)		(89,458)		(67,595)		(13,340)		(8,939)		(8,745)		3,991		(1,015,371)
Expenses from commissions and fees		(263,435)		(106,763)		(104,387)		(59,251)		(157,354)		(110,654)		(12,048)		(3,867)		75,283		(742,476)
Costs and expenses of sales goods and services		(150,644)		—		(311,439)		—		—		(53,955)		(5,824,340)		19,860		(970)		(6,321,488)
Administrative expenses		(1,308,248)		(1,925,599)		(655,902)		(667,265)		(391,477)		(188,630)		(88,615)		(349,937)		609,314		(4,966,359)
Income tax expense		(18,752)		(483,602)		65,459		(91,348)		(58,740)		(245,360)		(962,300)		(47,546)		(1,479)		(1,843,668)
Other expense (6)		(1,081,162)		(1,971,316)		(551,399)		(404,979)		(259,158)		(183,617)		(133,397)		501,997		(587,990)		(4,671,021)
Total expenses		(8,290,970)		(9,112,533)		(3,893,257)		(2,438,595)		(1,540,209)		(839,913)		(8,026,130)		(292,965)		598,032		(33,836,540)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

		Banco de		BAC Holding		Banco de		Banco Popular		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Net income for the year	Ps.	2,196,946	Ps.	1,169,473	Ps.	340,558	Ps.	234,754	Ps.	163,914	Ps.	578,822	Ps.	2,292,396	Ps.	(4,890)	Ps.	(2,340,357)	Ps.	4,631,616
(1)	BAC Holding International Corp, before Leasing Bogotá S.A. Panamá (see note 1).
(2)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.
(3)	Includes net gain on sale of debt and equity securities for Ps. 613,213; foreign exchange gains (losses), net Ps. 363,034; gain on the sale of non-current assets held for sale Ps. 112,043; net gain in asset valuation Ps. (50,326) and other operating income Ps. 367,208.
(4)	Includes measurement of subsidiary BAC Holding International Corp (before Leasing Bogotá S.A. Panamá. See note 1).
(5)	Corresponds to the recognition of the spin-off of MFG from the BAC Holding segment to the Banco de Bogotá segment (see note 1)
(6)	Includes personnel expenses of Ps. (4,400,542); loss from sale of non-current assets held for sale Ps. (3,420) and other operating expenses Ps. (267,059).

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total

Revenue from contracts with customers (3)	Ps.	1,250,153	Ps.	2,388,658	Ps.	658,547	Ps.	248,964	Ps.	275,409	Ps.	1,173,341	Ps.	9,098,397	Ps.	164,584	Ps.	(277,365)	Ps.	14,980,688

Timing of revenue recognition
At a point in time		55,239		131,890		20,849		18,044		77,497		312		110,080		163,552		(56,777)		520,686
Over time		1,194,914		2,256,768		637,698		230,920		197,912		1,173,029		8,988,317		1,032		(220,588)		14,460,002
(1)	BAC Holding International Corp, before Leasing Bogotá S.A. Panamá (see note 1).
(2)	Includes Grupo Aval Holding, Grupo Aval Limited and ATH Negocio Conjunto.
(3)	Includes Income from contracts with customers, (see note 28)

Statement of Income of the year 2019

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
External income
Interest income	Ps.	5,931,114	Ps.	6,302,300	Ps.	3,107,030	Ps.	2,297,087	Ps.	1,460,981	Ps.	46,132	Ps.	407,843	Ps.	248	Ps.	—	Ps.	19,552,735
Income from commissions and fees		1,302,769		2,562,027		423,571		263,985		281,324		1,083,469		77,012		89,186		—		6,083,343
Income from sales of goods and services		52,228		—		58,947		—		(5,466)		54,784		8,996,095		—		—		9,156,588
Share of profit of equity accounted investees, net of tax		10,633		—		4,272		5,232		3,819		—		205,674		(4)		—		229,626
Dividends		635		4,243		336		1,155		1,795		—		76,522		—		—		84,686
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—		217,616		—		—		217,616
Net trading income		187,834		54,335		117,048		24,827		16,648		250,112		110,977		130		—		761,911
Other income (3)		260,715		427,396		145,493		72,545		36,692		2,787		20,186		2,837		—		968,651
	Ps.	7,745,928	Ps.	9,350,301	Ps.	3,856,697	Ps.	2,664,831	Ps.	1,795,793	Ps.	1,437,284	Ps.	10,111,925	Ps.	92,397	Ps.	—	Ps.	37,055,156

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (3)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	93,463	Ps.	2,212	Ps.	13,344	Ps.	13,411	Ps.	3,441	Ps.	2,740	Ps.	128,352	Ps.	79	Ps.	(257,042)	Ps.	—
Income from commissions and fees		4,292		47		8,328		2,904		18,905		3,385		1,474		68,227		(107,562)		—
Income from sales of goods and services		1,969		—		164,635		—		5,466		5,701		5,866		—		(183,637)		—
Share of profit of equity accounted investees, net of tax		780,515		—		246,576		73,370		(3,997)		—		1,665		—		(1,098,129)		—
Participation in results of subsidiaries (4)		1,345,364		—		—		—		—		—		—		—		(1,345,364)		—
Dividends		5,288		—		2,022		2,925		2,053		—		105		—		(12,393)		—
Net trading income		37,261		(34,199)		—		39		—		—		2,457		—		(5,558)		—
Other income (3)		49,444		101		5,268		181		1,544		503		(7,357)		88,628		(138,312)		—
		2,317,596		(31,839)		440,173		92,830		27,412		12,329		132,562		156,934		(3,147,997)		—
Total income	Ps.	10,063,524	Ps.	9,318,462	Ps.	4,296,870	Ps.	2,757,661	Ps.	1,823,205	Ps.	1,449,613	Ps.	10,244,487	Ps.	249,331	Ps.	(3,147,997)	Ps.	37,055,156

Expenses
Interest expense	Ps.	(2,690,061)	Ps.	(2,156,423)	Ps.	(1,228,385)	Ps.	(880,056)	Ps.	(421,033)	Ps.	(35,770)	Ps.	(925,197)	Ps.	(240,723)	Ps.	310,431	Ps.	(8,267,217)
Net impairment loss on financial assets		(1,357,159)		(1,260,960)		(720,456)		(319,532)		(222,446)		(7,506)		(12,330)		—		145,286		(3,755,103)
Depreciation and amortization		(244,909)		(373,585)		(107,651)		(82,028)		(65,455)		(13,424)		(7,789)		(10,135)		3,491		(901,485)
Expenses from commissions and fees		(175,832)		(100,232)		(85,289)		(65,713)		(137,275)		(115,398)		(12,737)		(4,419)		68,896		(627,999)
Costs and expenses of sales goods and services		(181,879)		—		(305,866)		—		—		(54,049)		(6,256,833)		20,755		(3,905)		(6,781,777)
Administrative expenses		(1,441,417)		(1,788,732)		(725,963)		(640,153)		(392,862)		(175,934)		(85,533)		(279,356)		575,643		(4,954,307)
Income tax expense		(314,239)		(477,575)		(61,098)		(52,533)		(105,396)		(207,227)		(802,936)		(62,399)		(2,854)		(2,086,257)
Other expense (5)		(887,201)		(1,815,591)		(494,103)		(415,526)		(242,113)		(270,676)		(136,968)		366,572		(419,951)		(4,315,557)
Total expenses		(7,292,697)		(7,973,098)		(3,728,811)		(2,455,541)		(1,586,580)		(879,984)		(8,240,323)		(209,705)		677,037		(31,689,702)
Net income for the year	Ps.	2,770,827	Ps.	1,345,364	Ps.	568,059	Ps.	302,120	Ps.	236,625	Ps.	569,629	Ps.	2,004,164	Ps.	39,626	Ps.	(2,470,960)	Ps.	5,365,454

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

(1)BAC Holding International Corp, before Leasing Bogotá S.A. Panamá (see note 1).
(2)Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.
(3)Includes Net gain on sale of debt and equity securities for Ps. 198,562; Foreign exchange gains (losses), net  Ps. 312,267; Gain on the sale of non-current assets held for sale Ps. 23,381; net gain in asset valuation Ps. 14,151 and other operating income Ps. 420,290.
(4)Includes measurement of subsidiary BAC Holding International Corp. (before Leasing Bogotá S.A. Panamá. See note 1).
(5)Includes personnel expenses of Ps. (4,085,396); loss from sale of non-current assets held for sale Ps. (4,392) and other operating expenses Ps. (225,769).

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total

Revenue from contracts with customers (3)	Ps.	1,357,166	Ps.	2,562,074	Ps.	651,537	Ps.	266,889	Ps.	300,229	Ps.	1,147,036	Ps.	8,679,277	Ps.	437,415	Ps.	(161,692)	Ps.	15,239,931

Timing of revenue recognition
At a point in time		88,885		138,389		31,763		22,784		83,687		6,514		116,974		436,504		(366,909)		558,591
Over time		1,268,281		2,423,685		619,774		244,105		216,542		1,140,522		8,562,303		911		205,217		14,681,340
(1)	BAC Holding International Corp, before Leasing Bogotá S.A. Panamá (see note 1).
(2)	Includes Grupo Aval Holding, Grupo Aval Limited and ATH Negocio Conjunto.
(3)	Includes Income from contracts with customers, (see note 28)

Main eliminations of total income, expenses, assets and liabilities between segments with the corresponding consolidated entries at the level of Grupo Aval are:

●	Loans and financial obligations of entities mainly from non-financial sector.
●	Investments in term deposits and outstanding bonds of in other segments.
●	Investments in subordinates elimination and record of non- controlling interests.
●	Leases and commissions pay between entities of Grupo Aval.
●	Expenses and incomes from commissions

31.5          Analysis of Revenues by Products and Services

Grupo Aval’s revenues are analyzed by products and services, in the statement of income.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

31.6          Income by Country

Grupo Aval’s revenues for each individual country for which revenues are significant, are the following during the years ended December 31, 2021, 2020 and 2019:

		December 31, 2021

		Country
		Colombia		Panamá		Costa Rica		Guatemala		Honduras		Nicaragua		El Salvador		Perú		Other countries (1)		Total income
Interest income	Ps.	11,683,435	Ps.	2,334,194	Ps.	2,000,806	Ps.	1,258,845	Ps.	1,148,521	Ps.	392,584	Ps.	773,094	Ps.	21,037	Ps.	35,002	Ps.	19,647,518
Income from commissions and fees		3,681,564		350,929		970,729		290,011		403,412		172,271		198,450		786		385,050		6,453,202
Storage services		169,386		—		—		—		—		—		—		—		—		169,386
Trust activities		336,637		—		—		—		—		—		—		—		—		336,637
Pension and severance fund management		1,199,070		—		35,347		—		19,283		—		—		—		—		1,253,700
Fees on credit cards		658,028		59,542		374,086		95,617		154,976		67,355		84,517		—		17,835		1,511,956
Office network services		18,914		—		—		—		—		—		—		—		—		18,914
Commissions on drafts, checks and checkbooks		24,748		439		—		—		—		—		—		—		—		25,187
Other commissions		10,771		—		—		—		—		—		—		—		—		10,771
Commissions on banking services		1,264,010		290,948		561,296		194,394		229,153		104,916		113,933		786		367,215		3,126,651
Share of profit of equity accounted investees, net of tax		300,217		—		—		—		—		—		—		—		—		300,217
Dividends		148,091		9,018		—		1,185		828		—		—		—		—		159,122
Income from sales of goods and services		9,416,207		—		—		—		—		—		—		1,034,707		—		10,450,914
Energy and gas E&G		3,850,399		—		—		—		—		—		—		1,023,879		—		4,874,278
Infrastructure		4,662,912		—		—		—		—		—		—		—		—		4,662,912
Hotels		274,864		—		—		—		—		—		—		10,828		—		285,692
Agribusiness		218,511		—		—		—		—		—		—		—		—		218,511
Others services		135,607		—		—		—		—		—		—		—		—		135,607
Others operating income		273,914		—		—		—		—		—		—		—		—		273,914
Other income		966,250		212,444		524,812		154,897		83,746		99,747		7,918		881		2,824		2,053,519

Total income	Ps.	26,195,764	Ps.	2,906,585	Ps.	3,496,347	Ps.	1,704,938	Ps.	1,636,507	Ps.	664,602	Ps.	979,462	Ps.	1,057,411	Ps.	422,876	Ps.	39,064,492
(1)	United States, British Virgin Islands, Grand Cayman, Barbados and Bahamas.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

		December 31, 2020

		Country
		Colombia		Panamá		Costa Rica		Guatemala		Honduras		Nicaragua		El Salvador		Perú		Other countries (1)		Total income
Interest income	Ps.	12,410,532	Ps.	1,972,328	Ps.	2,152,830	Ps.	1,293,265	Ps.	1,181,310	Ps.	392,163	Ps.	770,206	Ps.	15,100	Ps.	35,056	Ps.	20,222,790
Income from commissions and fees		3,390,994		285,019		962,945		289,184		358,035		167,911		204,602		216		176,993		5,835,899
Storage services		155,253		—		—		—		—		—		—		—		—		155,253
Trust activities		343,268		—		—		—		—		—		—		—		—		343,268
Pension and severance fund management		1,115,154		—		31,784		—		11,586		—		—		—		—		1,158,524
Fees on credit cards		584,225		43,513		348,199		74,860		107,368		55,522		66,819		—		17,745		1,298,251
Office network services		17,493		—		—		—		—		—		—		—		—		17,493
Commissions on drafts, checks and checkbooks		30,658		455		—		—		—		—		—		—		—		31,113
Other commissions		8,586		—		—		—		—		—		—		—		—		8,586
Commissions on banking services		1,136,357		241,051		582,962		214,324		239,081		112,389		137,783		216		159,248		2,823,411
Share of profit of equity accounted investees, net of tax		220,162		—		—		—		—		—		—		—		—		220,162
Dividends		78,186		11,543		—		1,157		679		—		—		—		—		91,565
Income from sales of goods and services		8,280,872		305		—		—		—		—		—		863,612		—		9,144,789
Energy and gas E&G		3,655,799		—		—		—		—		—		—		853,752		—		4,509,551
Infrastructure		3,966,192		—		—		—		—		—		—		—		—		3,966,192
Hotels		129,617		305		—		—		—		—		—		9,860		—		139,782
Agribusiness		147,443		—		—		—		—		—		—		—		—		147,443
Others services		225,996		—		—		—		—		—		—		—		—		225,996
Others operating income		155,825		—		—		—		—		—		—		—		—		155,825
Other income		1,937,571		227,853		461,790		154,258		56,065		97,578		6,271		4,190		7,375		2,952,951

Total income	Ps.	26,318,317	Ps.	2,497,048	Ps.	3,577,565	Ps.	1,737,864	Ps.	1,596,089	Ps.	657,652	Ps.	981,079	Ps.	883,118	Ps.	219,424	Ps.	38,468,156

___________________________________

(1)	United States, British Virgin Islands, Grand Cayman, Barbados and Bahamas.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

		December 31, 2019

		Country
		Colombia		Panamá		Costa Rica		Guatemala		Honduras		Nicaragua		El Salvador		Perú		Other countries (1)		Total income
Interest income	Ps.	12,891,567	Ps.	1,418,362	Ps.	2,128,292	Ps.	1,058,404	Ps.	950,760	Ps.	391,889	Ps.	660,029	Ps.	6,162	Ps.	47,270	Ps.	19,552,735
Income from commissions and fees		3,506,114		352,996		1,173,411		278,198		344,010		170,261		223,982		—		34,371		6,083,343
Storage services		161,298		—		—		—		—		—		—		—		—		161,298
Trust activities		334,910		—		—		—		—		—		—		—		—		334,910
Pension and severance fund management		1,088,849		—		31,711		—		8,831		—		—		—		—		1,129,391
Fees on credit cards		606,581		45,016		406,458		69,367		99,055		50,568		63,467		—		23,732		1,364,244
Office network services		24,618		—		—		—		—		—		—		—		—		24,618
Commissions on drafts, checks and checkbooks		49,546		480		—		—		—		—		—		—		—		50,026
Other commissions		12,350		—		—		—		—		—		—		—		—		12,350
Commissions on banking services		1,227,962		307,500		735,242		208,831		236,124		119,693		160,515		—		10,639		3,006,506
Share of profit of equity accounted investees, net of tax		229,626		—		—		—		—		—		—		—		—		229,626
Dividends		80,443		2,666		—		870		707		—		—		—		—		84,686
Income from sales of goods and services		8,710,572		669		—		—		—		—		—		445,347		—		9,156,588
Energy and gas E&G		4,102,181		—		—		—		—		—		—		422,722		—		4,524,903
Infrastructure		3,783,534		—		—		—		—		—		—		—		—		3,783,534
Hotels		343,541		669		—		—		—		—		—		22,625		—		366,835
Agribusiness		135,928		—		—		—		—		—		—		—		—		135,928
Others services		205,813		—		—		—		—		—		—		—		—		205,813
Others operating income		139,575		—		—		—		—		—		—		—		—		139,575
Other income		1,484,085		44,292		72,026		147,776		59,667		114,740		5,486		6,635		13,471		1,948,178

Total income	Ps.	26,902,407	Ps.	1,818,985	Ps.	3,373,729	Ps.	1,485,248	Ps.	1,355,144	Ps.	676,890	Ps.	889,497	Ps.	458,144	Ps.	95,112	Ps.	37,055,156

___________________________________

(1)	United States, British Virgin Islands, Grand Cayman, Barbados and Bahamas.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

During the years ended December 31, 2021, 2020 and 2019, Grupo Aval reported no concentration of revenue in customers with more than a 10% share of revenue from ordinary activities.

The foregoing analysis is based on the customer's domicile. Income from off- shore entities of Colombian customers are reported as income from Colombia. The revenues include income from interest, fees, commissions and other operating income.

31.7          Non-current assets by Country

Grupo Aval’s non-current assets for each individual country for which non-current assets are significant, are as follows as of December 31, 2021 and 2020:

December 31, 2021	(1) Own – use Property, plant and equipment, net		(2) Intangible assets
Colombia	Ps.	4,247,081	Ps.	12,710,562
Panamá		543,798		6,461,575
Costa Rica		473,800		190,684
Guatemala		178,901		28,289
Other countries		710,588		2,079,608
Total	Ps.	6,154,168	Ps.	21,470,718

December 31, 2020	(1) Own – use Property, plant and equipment, net		(2) Intangible assets
Colombia	Ps.	4,347,718	Ps.	11,617,710
Panamá		475,048		5,596,211
Costa Rica		388,914		104,044
Guatemala		155,646		18,569
Other countries		630,965		1,188,517
Total	Ps.	5,998,291	Ps.	18,525,051

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

The table below shows the total assets of unconsolidated structured entities in which Grupo Aval had an interest at the reporting date and its maximum exposure to loss in relation to those interests:

Nature and risks associated with Grupo Aval’s interests in unconsolidated structured entities

			Grupo
			Aval’s managed
December 31, 2021	Securitizations		funds		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	—	Ps.	5,019,671	Ps.	5,019,671
Other account receivables		—		29,567		29,567
Total assets in relation to Grupo Aval’s interests in the unconsolidated structured entities		—		5,049,238		5,049,238
Grupo Aval’s maximum exposure (*)	Ps.	—	Ps.	5,049,238	Ps.	5,049,238

(*) Represent 1.37%, respectively of the Grupo Aval’s managed funds total assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2020 Grupo Aval invested in asset-backed securities issued by securitization entities for which underlying assets are mortgages granted by financial institutions. Grupo Aval did not have a significant exposure to sub-prime securities. As of December 31, 2021 Grupo Aval does not have invest in asset-backed securities.

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

Sales and repurchase agreements are transactions in which Grupo Aval sells securities and simultaneously agrees to repurchase them (or assets that are substantially the same) at a fixed price on a future date. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because Grupo Aval sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2021, the financial assets held for trading that are being used as collateral under repurchase agreements amounted to Ps. 2,238,565 (December 31, 2020 Ps.1,451,572) see note 5.1.1 (only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC),  the financial investments debt securities at amortized cost that are being used as collateral under repurchase agreements amounted to Ps.361,388 (December 31, 2020 Ps.825,407) see note 9.3.1 and the financial investments debt securities FVOCI that are being used as collateral under repurchase agreements amounted to Ps. 8,444,486 (December 31, 2020 Ps. 5,727,908) see note 5.1.2 (only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC).

ii.	Securities lending

As of December 31, 2021, and 2020 Grupo Aval has not recorded securities lending.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

B.	Transfer of financial assets that are derecognized in their entirety.

i.          Securitizations

As of December 31, 2021, and 2020 Grupo Aval has not recorded securitizations.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Balances as of the year ended December 31, 2021 and 2020, with related parties, are detailed in the following tables:

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2021	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Financial assets in investments	Ps.	—	Ps.	—	Ps.	1,489,672	Ps.	—	Ps.	—
Financial assets in credit operations		10,839		8,592		541,293		1,551,342		187,466
Accounts receivable		58		8		20,761		351,582		2
Other assets		—		—		8,974		4,526		—

Liabilities
Deposits	Ps.	191,333	Ps.	29,704	Ps.	110,142	Ps.	1,910,253	Ps.	12,914
Accounts payable		583		375		15,685		771,804		10
Financial obligations		2		12		—		—		—
Other liabilities		—		—		2,492		1,234		—

(*) Include family members

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2020	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Financial assets in investments	Ps.	—	Ps.	—	Ps.	1,043,666	Ps.	—	Ps.	—
Financial assets in credit operations		5,916		7,355		569,718		1,604,776		135,531
Accounts receivable		9		21		7,301		29,354		12
Other assets		34		—		3,207		7,313		167

Liabilities
Deposits	Ps.	300,093	Ps.	27,058	Ps.	117,815	Ps.	1,796,235	Ps.	9,219
Accounts payable		689		351		5,194		695,671		10
Financial obligations		—		8		—		—		—
Other liabilities		—		—		2,575		350		—

(*) Include family members

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Transactions during the years ended as of December 31, 2021, 2020 and 2019, with related parties are as follows:

a.	Profit or loss

	Individuals					Entities
	Individuals with									Entities with
	control			Key		Associates		Entities		significant
	over Grupo			management		and joint		controlled by		influence by
December 31, 2021	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	294	Ps.	439	Ps.	18,333	Ps.	60,964	Ps.	11,224
Fee income and commissions		4		51		30,417		120,642		6
Leases		—		—		1,459		81		—
Other income		7		14		340,583		15,867		20

Expenses
Financial expenses	Ps.	(857)	Ps.	(391)	Ps.	(1,034)	Ps.	(31,879)	Ps.	(127)
Fee expenses and commissions		(4)		(1,862)		(39,278)		(1,466)		(338)
Operating expenses		(308)		(9,829)		(327)		(2,648)		—
Other expenses		(3)		(2,868)		(84,328)		(49,364)		—

(*) Include family members

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2020	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	61	Ps.	463	Ps.	25,898	Ps.	85,308	Ps.	8,425
Fee income and commissions		7		48		26,185		100,424		6
Leases		—		—		1,219		95		—
Other income		6		8		273,113		6,720		10

Expenses
Financial expenses	Ps.	(882)	Ps.	(620)	Ps.	(1,062)	Ps.	(22,619)	Ps.	(52)
Fee expenses and commissions		(4)		(1,832)		(23,527)		(1,829)		(305)
Operating expenses		—		(9,743)		(754)		(3,539)		—
Other expenses		6		(1,834)		(60,029)		(68,522)		—

(*) Include family members

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2019	Aval (*)			personnel (*)		Ventures (**)		individuals		individuals

Income
Interest income	Ps.	290	Ps.	722	Ps.	28,172	Ps.	90,281	Ps.	7,998
Fee income and commissions		17		45		36,505		106,120		6
Leases		—		—		—		324		—
Other income		7		7		274,349		6,285		534

Expenses
Financial expenses	Ps.	(169)	Ps.	(628)	Ps.	(1,251)	Ps.	(20,319)	Ps.	(28)
Fee expenses and commissions		(3)		(1,410)		(20,066)		(2,098)		(380)
Operating expenses		(300)		(7,850)		—		(3,278)		—
Other expenses		(14)		(1,893)		(444,730)		(41,276)		(25)

(*) Include family members

(**) Expenses were recognized during the year 2019 with respect to defaulted debts owed by related parties for Ps. 400,630

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Outstanding amounts are not guaranteed and shall be liquidated in cash. Guarantees have not been granted or received.

b.	Compensation of Key Management Personnel

The compensation received by the key personnel of the management comprises the following:

	Year ended as of
	December 31,		December 31,		December 31,
Items	2021		2020		2019
Salaries	Ps.	34,250	Ps.	34,274	Ps.	40,696
Short term benefits for employees		14,761		14,257		16,059
Larg term benefits for employees		425		587		742
Fee		1,871		1,239		1,525
Total	Ps.	51,307	Ps.	50,357	Ps.	59,022

Transactions with our related parties correspond primarily to the normal course of banking business activities carried out under market conditions. Such transactions include demand and saving deposits, time deposits, commercial, consumer and mortgage loans, financial leases, payment of dividends and or interest.

NOTE 35 – BUSINESS COMBINATION

On May 22, 2020, BAC Holding International Corp. (BAC Holding) (before, Leasing Bogotá S.A. Panamá), a subsidiary of Banco de Bogotá, acquired Multi Financial Group Inc. (MFG). The acquired Group was comprised mainly of Multibank Inc. and subsidiaries. MFG provides a wide variety of financial services, mainly corporate banking, investment, mortgage and consumer banking, as well as insurance, securities brokerage, factoring, leasing and real estate services. The purchase price was Ps. 1,613,408 (US$433.8 million) paid in cash on May 22, 2020, for thus acquiring 96.6% of the ordinary and outstanding shares. Non-controlling interest recognized for Ps. 465,902 (US$125 million) includes Ps. 409,070 (US$110 million) in preferred shares that were not included in the share purchase agreement.

In September 2020, BAC Holding received a refund for an amount of Ps. 6,334 (US$ 1.6 million) as an adjustment to the price paid which had included items that should not have been included in the transaction. The final adjusted purchase price is Ps. 1,607,074 (US$432.2 million).

MFG’s consolidated results have been recognized in Grupo Aval´s consolidated financial statements from the date BAC Holding obtained control. The acquisition was mainly carried out in order to increase BAC Holding´s operation through future business potential, strengthening the leadership position in Panamá, the synergies and economies of scale expected from operations and of MFG with this transaction being complementary to the lines of business in which the BAC Holding already participates in Panamá. The goodwill has been allocated to MFG as a single operating segment. The recognized goodwill is not deductible for tax purposes.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

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

NOTE 36 – SUBSEQUENT EVENTS

On February 4, 2022, Grupo Aval held an extraordinary shareholders' meeting, in which the project for BAC Holding´s partial spin-off was approved; the project consists that Banco de Bogotá spins-off 75% of its current participation of 100% in BAC Holding in favor of Grupo Aval´s shareholders.

The following is a summary of the main steps to carry out the spin-off:

●	Banco de Bogota carry out a spin-off of 75% of its shareholding in BAC Holding, the beneficiary entity is Sociedad Beneficiaria Bogota S.A.S. (entity created for this purpose on November 22, 2021, and of which its sole shareholder is Grupo Aval Acciones y Valores S.A.).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

●	Grupo Aval will spin-off the shares in BAC Holding, received from Banco de Bogotá´s partial spin off described in the previous step, in favor of the Sociedad Beneficiaria Aval S.A.S. (an entity created for this purpose on November 22, 2021).
●	After the Grupo Aval shareholders' meeting was held, authorization was requested from the Superintendency of Finance to approve said spin-off; the request was made on February 9, 2022.
●	Once the spin-offs of Banco de Bogotá and Grupo Aval are executed, it is planned to carry out a merger of BAC Holding, Sociedad Beneficiaria Bogota S.A.S. and Sociedad Beneficiaria Aval S.A.S., with BAC Holding as the absorbing company in the merger.

The following is the detail of the estimated financial effects of the spin-off transaction on December 31, 2021:

		December 31, 2021		Estimated effect		December 31, 2021
Assets
Total assets	Ps.	366,903,925	Ps.	(111,808,162)	Ps.	255,095,763

Liabilities
Total liabilities	Ps.	327,432,278	Ps.	(101,882,666)	Ps.	225,549,612

Equity
Owners of the parent:
Equity attributable to owners of the parent		23,013,653		(6,821,008)		16,192,645
Non-controlling interests		16,457,994		(3,104,488)		13,353,506
Total equity		39,471,647		(9,925,496)		29,546,151
Total liabilities and equity	Ps.	366,903,925	Ps.	(111,808,162)	Ps.	255,095,763

On March 28, 2022. Grupo Aval completed the spin-off of 51.6% of the shares of BAC Holding International Corp. (“BHI”) to its shareholders.

The shares of BHI spun off to the shareholders of Grupo Aval were received as a result of the spin-off carried out by Banco de Bogotá S.A. on March 25, through which Banco de Bogotá S.A. spun off 75% its the shares in BHI of its shareholders, including Grupo Aval, shareholder of 68.7% of the shares of Banco de Bogotá S.A.

The General Meeting of Shareholders that took place on March 30, 2022, approved the following:

Net income for period ended December 31, 2021 included in the unconsolidated financial statements of Grupo Aval	3,502,758
Occasional reserve release at the disposal of the General Meeting of Shareholders	10,518,335
Total Income available for disposal of the General Meeting of Shareholders	14,021,093
Dividends

A stock dividend at the rate of $54 per share on the 22,281,017,159 common and preferred shares outstanding as of December 31, 2021.
These dividends will be paid in shares, at the rate of 1 share for every 13.72333 common or preferred shares, as of December 31, 2021.
The payment of the shares will be made on May 31, 2022, to any shareholders that is entitled to it at the time the payment becomes due in accordance with current regulations. For this purpose, up to a total of 1,623,586,385 new shares of the same species held by the shareholder will be issued. The unit value of the shares will be 741.06.

Total dividends declared	1,203,175
Total shares outstanding	22,281,017,159

To Occasional reserve at the disposal of General Meeting of Shareholders	12,817,918

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

In a meeting held on March 4, 2022, Grupo Aval’s Board of Directors approved the presentation of the consolidated financial statements under Colombian IFRS and the accompanying notes for the period ended December 31, 2021, for consideration of the General Meeting of Shareholders.

Ukraine-Russia

Since February 2022, the Ukraine-Russia war intensified and has already adversely affected growth prospects around the world.  In addition, the conflict is expected to cause additional inflationary pressures worldwide as Russia and Ukraine lead the world in cereal and fertilizers exports. The price of oil and gas have been put under increased pressure due to this situation. Colombia and the other countries in which we operate are not immune to these global trends. However, as of the date of approval of the consolidated financial statements, no significant financial impacts have been identified.

We will remain observant of its effects on commodity prices in the international markets, additional inflationary pressures and its effects on monetary policies, and its potential effects on the results of the Group

Click or tap here to enter text.

NOTE 37 – PARENT COMPANY INFORMATION

Condensed Separate statement of financial position

The following are the condensed separate Statements of Financial Position of Grupo Aval Acciones y Valores S.A. ,as of December 31, 2021, and 2020 and Condensed Separate Statements of Income and Statement of Cash Flows for the fiscal year ended on December 31, 2021, 2020 and 2019.

Condensed Separate Statement of Financial Position

	December 31,
	2021		2020
Current Assets
Cash and cash equivalents	Ps.	174,784	Ps.	130,353
Held for trading securities		47		7
Accounts receivable from related parties		281,375		343,448
Other assets		172		2,316
Total current assets	Ps.	456,378	Ps.	476,124

Non current Assets
Investments in subsidiaries and associates		25,025,607		22,684,869
Property plant and equipment		5,565		6,817
Deferred tax		124		1,849
Total non current assets	Ps.	25,031,296	Ps.	22,693,535

Total assets	Ps.	25,487,674	Ps.	23,169,659

Current liabilities
Borrowings at amortized cost		6,318		2,644
Outstanding bonds at amortized cost		8,048		5,579
Accounts payable		433,756		464,417
Other non-financial liabilities		1,214		1,214
Total current liabilities	Ps.	449,336	Ps.	473,854

Long-term liabilities
Borrowings at amortized cost		525,659		526,735
Outstanding bonds		1,124,520		1,124,520
Total non current liabilities	Ps.	1,650,179	Ps.	1,651,255

Total liabilities	Ps.	2,099,515	Ps.	2,125,109

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	December 31,
	2021		2020
Equity
Shareholders’ equity		23,388,159		21,044,550

Total liabilities and shareholders’ equity	Ps.	25,487,674	Ps.	23,169,659

	December 31,		December 31,		December 31,
Condensed Separate Statement of Income	2021		2020		2019
Operating revenue
Equity method income, net		3,245,692		2,295,451		3,014,756
Other revenue from ordinary activities		286,823		286,755		286,778
Total operating revenue	Ps.	3,532,515	Ps.	2,582,206	Ps.	3,301,534

Expenses, net
Administrative expenses		(82,686)		(79,993)		(83,902)
Other expenses		(434)		(163)		(236)
(Losses) gains from exchange differences		(41)		(52)		(812)
Operating income	Ps.	3,449,354	Ps.	2,501,998	Ps.	3,216,584

Financial expenses		(98,690)		(106,979)		(121,794)

Net income before taxes		3,350,664		2,395,019		3,094,790
Income tax expense		(52,565)		(46,088)		(61,411)
Net income	Ps.	3,298,099	Ps.	2,348,931	Ps.	3,033,379

	December 31,		December 31,		December 31,
Condensed separate Cash Flow	2021		2020		2019
Net income	Ps.	3,298,099	Ps.	2,348,931	Ps.	3,033,379
Adjustments to reconcile net income to net cash used by operating activities		(2,021,406)		(938,332)		(1,753,640)
Net cash provided by operating activities	Ps.	1,276,693	Ps.	1,410,599	Ps.	1,279,739
Net cash used in investing activities		(132)		(186)		(145)
Net cash used in financing activities		(1,232,130)		(1,331,359)		(1,267,976)
Increase in cash and cash equivalents	Ps.	44,431	Ps.	79,054	Ps.	11,618
Effect of foreign currency changes on cash and cash equivalents		—		-		1,014
Cash and cash equivalents at beginning of year		130,353		51,299		38,667
Cash and cash equivalents at end of year	Ps.	174,784	Ps.	130,353	Ps.	51,299

Basis for presenting and summary of significant accounting policies

The attached separated financial statement of Grupo Aval has been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and their interpretations from the International Financial Reporting Standards Committee (IFRIC), currently in force and on the basis of historic cost, except for financial assets at fair value through profit or loss.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted for immaterial.

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

For the years ended December 31, 2021, 2020 and 2019

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

The equity method is an accounting method according to which the investment is initially recognizes at cost, and they are periodically adjusted due to changes in the interest of the parent company over the net assets of the subsidiaries. Grupo Aval records on the result of the period its participation in the profit or loss of the subsidiaries, and in OCI its participation in the “Other comprehensive income account” of the subsidiary. In applying equity method Grupo Aval uses the subsidiaries consolidated financial statements at the end of the period prepared under IFRS.

Investment in Subsidiaries and Associates

Investment in subsidiaries and associates as of December 31, 2021 and 2020 comprise the following:

	December 31, 2021			December 31, 2020
	Ownership			Ownership
	interest held			interest held
	by Grupo	Book		by Grupo	Book
Subsidiary	Aval	Value		Aval	Value
Banco de Bogotá S.A.	68.74%	Ps.	15,616,990	68.74%	Ps.	13,601,445
Banco de Occidente S.A.	72.27%		3,632,129	72.27%		3,494,268
Banco Comercial AV Villas S.A.	79.87%		1,479,917	79.87%		1,473,996
Banco Popular S.A.	93.74%		3,318,617	93.74%		3,186,389
Corporación Financiera Colombiana S.A.	39.98%		1,061,518	39.58%		973,650
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	75.67%		570,941	75.67%		564,256
Grupo Aval Limited	100.00%		(658,519)	100.00%		(611,064)
Sociedad Beneficiaria Aval S.A.S.	100.00%		—	—%		—
Sociedad Beneficiaria Bogotá S.A.S.	100.00%		—	—%		—
Total subsidiaries		Ps.	25,021,593		Ps.	22,682,940

Associates
ADL Digital Lab S.A.S	34.00%		4,014	34.00%		1,929
Total associates			4,014			1,929

Total investment in subsidiaries and associates		Ps.	25,025,607		Ps.	22,684,869

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

Outstanding bonds

Outstanding bonds at December 31, 2021 and 2020 comprise the following:

					Amounts outstanding
Issuance date	Tranches		Maturity	Coupon rate	2021		2020

November, 2019	Ps.	100,000	November, 2024	6.42%	Ps.	100,825	Ps.	100,825
November, 2019		300,000	November, 2039	IPC + 3.69%		303,229		302,126
June, 2017		300,000	June, 2042	IPC + 3.99%		300,301		300,178
November, 2016		93,000	November, 2026	IPC + 3.86%		93,810		93,538
November, 2016		207,000	November, 2036	IPC + 4.15%		208,861		208,259
December, 2009		124,520	December, 2024	IPC + 5.20%		125,542		125,173
Total Bonds	Ps.	1,124,520			Ps.	1,132,568	Ps.	1,130,099

The scheduled maturities of bonds as of December 31, 2021 are as follows:

Period	Amount
2022		8,048
2023		—
2024 and thereafter		1,124,520
Total	Ps.	1,132,568

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ Luis Carlos Sarmiento Gutiérrez
	Name:	Luis Carlos Sarmiento Gutiérrez
	Title:	President

Date: April 21, 2022