Form 20-F
period 2022-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2023-04-14
CIK 1504764

a

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Preferred shares: 7,539,329,774

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) : ☐

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso”, “pesos”, or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars”, “dollars” or “U.S.$” are to United States dollars. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of Ps 4,810.20 per U.S.$1.00, which was the representative market rate published on December 31, 2022. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 11, 2023 the representative market rate was Ps 4,516.76 per U.S. $1.00.

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

Financial statements

We are a financial holding company and an issuer of securities in Colombia registered with the National Registry of Shares and Issuers (Registro Nacional de Emisores y Valores), and in this capacity, we are subject to inspection and surveillance by the Superintendency of Finance and required to comply with corporate governance and periodic reporting requirements to which all financial holdings and issuers are subject. We are not a financial institution in Colombia and we are not supervised or regulated as a financial institution. Since February 6, 2019, we are subject to the inspection and surveillance of the Superintendency of Finance as the financial holding company of the Aval Financial Conglomerate and we are required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”. All of our Colombian financial subsidiaries, including Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, and their respective financial subsidiaries, are entities under the direct comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Our consolidated financial statements at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021, and 2020 are included in this annual report and referred to as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the audited consolidated financial statements included herein in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which we refer to as “IFRS”.

We and our Colombian subsidiaries prepare consolidated financial statements for publication in Colombia under IFRS as adopted by the Superintendency of Finance in accordance with Decree 1851 of 2013 and 3023 of 2013, as modified by Decrees 2420 and 2496 of 2015, 2131 of 2016, 2170 of 2017, 2483 of 2018, 2270 of 2019, 1432 of 2020, 938 of 2021 and 1611 of 2022.

Separate financial statements for us and our financial subsidiaries in Colombia are based on IFRS issued by the IASB in Spanish as of December 31, 2022 (which we refer to as “Colombian IFRS”), and pursuant to certain requirements under Colombian regulations. As a result, rules subsequently issued by the IASB are not applicable under Colombian IFRS. Our separate financial statements for local purposes, differ from IFRS as issued by the IASB in the following principal aspects:

●	Loss allowances are calculated based on specific rules of the Financial and Accounting Basic Circular (Circular Básica Contable y Financiera) issued by the Superintendency of Finance (which is applied in the local separate financial statements), whereas under IFRS, loss allowances are calculated according to the criteria set forth in IFRS 9 beginning on January 1, 2018.
●	Financial instruments under Colombian IFRS are classified and measured under specific rules of the Financial and Accounting Basic Circular, whereas under IFRS, financial instruments are classified and measured according to the criteria set forth in IFRS 9 beginning on January 1, 2018 (with the exception of hedge accounting which is still treated under guidelines set forth in IAS 39).
●	Decrees 2617 of 2022 and 1311 of 2021 allowed recognition of the effects of changes in statutory tax rates on differed tax assets and liabilities either through income tax expense or retained earnings.

In March 2022, our subsidiary Banco de Bogotá completed the spin-off of 75% of its equity interest in BAC Holding International, Corp., or BHI (formerly Leasing Bogotá S.A., Panamá or LB Panamá), and its consolidated subsidiaries.  This represented approximately 51.6% of Grupo Aval’s beneficial ownership interest in BHI and resulted in Grupo Aval’s loss of control of the previously consolidated subsidiary, which was also a standalone operating segment of Grupo Aval. Accordingly, BHI was deconsolidated from Grupo Aval’s consolidated statement of financial position as of March 31, 2022, and BHI’s results of operations for periods prior to the spin-off have been reclassified to discontinued operations in Grupo Aval’s consolidated Statement of income for all periods included in this Annual Report on Form 20-F. In December 2022, Banco de Bogotá sold an additional 20.89% equity interest in BHI (representing approximately 14.4% of Grupo Aval’s then-remaining beneficial ownership interest in BHI) in an unsolicited tender offer by Esadinco S.A. (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”), which resulted in Grupo Aval losing its significant influence over BHI, and thereafter Grupo Aval’s remaining approximately 2.8% beneficial ownership interest ceased to be accounted for as an investment in associates and was recognized as a financial asset at fair value with changes in OCI (FVOCI). Accordingly, equity method for the period between April and November 2022, during which BHI was accounted for as an equity method investee, has been reclassified to discontinued operations in Grupo Aval’s consolidated Statement of income. In accordance with IFRS, our consolidated Statement of financial position at December 31, 2021, has not been retrospectively adjusted. As a result of the spin-off, we ceased to report BHI as an operating segment. For more information about the impact of the spin-off and subsequent tender offer please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal factors affecting our financial condition and results of operations—Transactions related to BHI – Discontinued operations” and Note 1.1 “Discontinued Operations of BAC Holding” to our audited consolidated financial statements.

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

Market share and other information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications. We have presented this data on the basis of information from third-party sources that we believe are reliable, including, among others, the International Monetary Fund, or “IMF”, the Superintendency of Finance, the Colombian Banking Association (Asociación Bancaria y de Entidades Financieras de Colombia) or “Asobancaria”, the Colombian Stock Exchange, the Colombian National Bureau of Statistics (Departamento Administrativo Nacional de Estadística), or “DANE”. Industry and Government publications, including those referenced herein, generally state that the information presented has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Unless otherwise indicated, gross domestic product, or “GDP”, figures with respect to Colombia in this annual report are based on the 2015 base year data series published by DANE. Although we have no reason to believe that any of this information or these reports is inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. We do not make any representation or warranty as to the accuracy of such information.

Our consolidated statement of financial position and statement of income reflect information prepared under IFRS. Comparative disclosures of financial and operating performance of our Colombian banking subsidiaries, Corficolombiana, Porvenir and that of our competitors are based on separate information prepared under Colombian IFRS as reported to the Superintendency of Finance. These separate financial statements under Colombian IFRS do not reflect the consolidation of subsidiaries such as Corficolombiana, Porvenir or MFH, among others, are not intended to reflect the consolidated financial results of Grupo Aval and are not necessarily indicative of the results for any other future period. We include certain ratios in this annual report to compare us to our principal competitors, such as ROAA, ROAE, operational efficiency and asset quality indicators, among others.

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

●	changes in Colombian, regional and international business and economic, political or other conditions;
●	developments affecting Colombian and international capital and financial markets;
●	Government regulation and tax matters and developments affecting our company and industry;

●	declines in the oil and affiliated services sector in the Colombian and global economies;
●	increases in defaults by our customers;
●	increases in goodwill impairment losses, or other impairments;
●	decreases in deposits, customer loss or revenue loss;
●	increases in allowances for contingent liabilities;
●	our ability to sustain or improve our financial performance;
●	increases in inflation rates, particularly in Colombia;
●	the level of penetration of financial products and credit in Colombia;
●	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;
●	decreases in the spread between investment yields and implied interest rates in annuities;
●	movements in exchange rates;
●	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;
●	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;
●	decreases in the level of capitalization of our subsidiaries;
●	changes in market values of Colombian, particularly Colombian Government securities;
●	adverse legal or regulatory disputes or proceedings;
●	successful integration and future performance of acquired businesses or assets;
●	natural disasters, public health crises or internal security issues affecting countries where we operate;
●	loss of any key member of our senior management; and
●	other risk factors as set forth under “Item 3. Key Information—D. Risk factors”.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.          Offer statistics

Not applicable.

B.          Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.          Selected financial data

The following financial data of Grupo Aval at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been derived from our audited consolidated financial statements prepared in accordance with IFRS, included in this report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and Financial Review and Prospects” included in this annual report.

Statement of income data

IFRS

	2022	2021	2020

	(in Ps billions, except share and per share data)
Total interest income	19,403.0	12,791.4	13,216.1
Total interest expense	(11,664.4)	(4,660.8)	(5,801.6)
Net interest income	7,738.6	8,130.6	7,414.5
Impairment loss on loans and other accounts receivable	(3,120.4)	(3,192.3)	(4,592.1)
Impairment (loss) recovery on other financial assets	(16.7)	(0.7)	(16.8)
Recovery of charged-off financial assets	644.0	471.9	328.1
Net impairment loss on financial assets	(2,493.1)	(2,721.1)	(4,280.9)
Net interest income, after impairment losses	5,245.5	5,409.5	3,133.6
Net income from commissions and fees	2,903.8	3,064.2	2,811.5
Gross profit from sales of goods and services	4,545.1	3,098.9	2,823.3
Net trading income	1,559.6	922.3	1,288.1
Net income from other financial instruments mandatorily at fair value through profit or loss	278.8	270.1	252.4
Other income	(848.6)	389.7	857.2
Other expenses	(7,409.8)	(6,790.1)	(6,324.2)
Net income before tax expense	6,274.4	6,364.6	4,841.9
Income tax expense	(2,271.4)	(2,323.4)	(1,360.1)
Net income for the year from continuing operations	4,003.0	4,041.2	3,481.8
Net income for the year from discontinued operations	866.2	1,627.3	1,149.8
Net income for the year	4,869.1	5,668.5	4,631.6

Net income for the year attributable to:

From continuing operations	1,888.9	2,179.2	1,559.2
From discontinued operations	594.0	1,118.6	790.3
Owners of the parent	2,482.9	3,297.7	2,349.5

From continuing operations	2,114.1	1,862.0	1,922.6
From discontinued operations	272.2	508.8	359.5
Non-controlling interest	2,386.2	2,370.8	2,282.1

Net income for the year	4,869.1	5,668.5	4,631.6

Earnings per 1,000 shares (basic and diluted earnings):
Common shares (in pesos)	107,287.0	148,006.5	105,449.5
Earnings per 1,000 shares (basic and diluted earnings):
Preferred shares (in pesos)	107,287.0	148,006.5	105,449.5
Dividends per 1,000 shares:
Common and preferred shares (in pesos)	43,200.0	54,000.0	54,000.0

Weighted average number of shares:
Outstanding common shares in thousands	15,760,496.8	15,128,947.7	15,158,004.8
Outstanding preferred shares in thousands	7,381,968.6	7,152,069.5	7,123,012.3
Outstanding common and preferred shares in thousands	23,142,465.4	22,281,017.2	22,281,017.2

Statement of financial position data

	Grupo Aval
	At December 31,
	2022	2021

	(in Ps billions)
Assets:
Cash and cash equivalents	17,032.9	36,642.8
Trading assets	11,841.4	10,986.8
Investment securities	33,674.5	44,664.4
Hedging derivative assets	20.9	44.2
Total loans, net	179,115.8	220,297.8
Other accounts receivables, net	23,380.6	19,027.2
Non-current assets held for sale	92.8	208.4
Investments in associates and joint ventures	1,423.3	1,172.8
Tangible assets	7,235.4	9,100.6
Concession arrangement rights	13,242.7	11,098.1
Goodwill	2,248.2	8,486.6
Other intangible assets	2,040.2	1,886.0
Income tax assets	3,633.9	2,607.7
Other assets	608.6	680.5
Total assets	295,591.2	366,903.9

Liabilities:
Trading liabilities	1,757.6	1,049.9
Hedging derivatives liabilities	3.6	55.8
Customer deposits	173,341.1	234,470.4
Interbank borrowings and overnight funds	9,087.9	10,672.4
Borrowings from banks and others	30,309.4	27,124.7
Bonds issued	28,362.2	32,257.9
Borrowings from development entities	4,357.3	3,227.3
Provisions	1,227.2	1,150.3
Income tax liabilities	5,291.5	4,714.7
Employee benefits	890.0	1,163.1
Other liabilities	10,141.8	11,545.8
Total liabilities	264,769.6	327,432.3

Equity:
Attributable to the owners of the parent
Subscribed and paid-in capital	23.7	22.3
Additional paid-in capital	9,571.4	8,490.8
Retained earnings	8,018.4	13,383.4
Other comprehensive income	(1,146.6)	1,117.2
Equity attributable to owners of the parent	16,467.0	23,013.7
Non-controlling interest	14,354.7	16,458.0
Total equity	30,821.7	39,471.6
Total liabilities and equity	295,591.2	366,903.9

Other financial and operating data

	Grupo Aval
	At and for the year ended December 31,
	2022	2021(1)

	(in percentages, unless otherwise
	indicated)
Profitability ratios:
Net interest margin(2)	3.8%	4.5%
Net interest margin including trading investment income(2)	3.7%	4.4%
ROAA(3)	1.6%	1.6%
ROAE(4)	14.0%	15.3%
Efficiency ratios(5):
Cost to income	45.8%	42.8%
Cost to assets	2.7%	2.8%
Capital ratios:
Period-end equity as a percentage of period-end total assets	10.4%	10.8%
Tangible equity ratio(6)	9.1%	8.2%
Credit quality data:
Cost of risk: Impairment loss on loans and other accounts receivable / average gross loans(7)	1.9%	2.2%
Cost of risk, net: Impairment loss on loans and other accounts receivable, net / average gross loans(7)(8)	1.5%	1.8%
Charge-offs as a percentage of average gross loans(7)	1.9%	2.4%
Loans past due more than 30 days / gross loans(7)	4.3%	4.7%
Loans past due more than 90 days / gross loans(7)	3.3%	3.6%
Loans classified as Stage 2 / gross loans(7)	6.5%	11.3%
Loans classified as Stage 3 / gross loans(7)	6.4%	7.1%
Loans classified as Stage 2 and Stage 3 / gross loans(7)	12.8%	18.3%
Loss allowance as a percentage of loans past due more than 30 days	116.1%	121.1%
Loss allowance as a percentage of loans past due more than 90 days	155.0%	155.2%
Loss allowance for Stage 2 loans as a percentage of Stage 2 loans(7)	12.1%	9.9%
Loss allowance for Stage 3 loans as a percentage of Stage 3 loans(7)	54.0%	53.1%
Loss allowance for Stage 2 and Stage 3 loans as a percentage of Stage 2 and Stage 3 loans(7)	32.9%	26.6%
Loss allowance as a percentage of gross loans(7)	5.0%	5.6%
Operational data (in units):
Number of customers of the banks(9)	14,901,128	14,014,540
Number of employees(10)	77,043	83,146
Number of branches(11)	1,124	1,193
Number of ATMs(11)	3,174	3,361
(1)	In March, 2022, Banco de Bogotá completed the spin-off of 75% of its equity interest in BHI resulting in the loss of control of the previously consolidated subsidiary. Income statement information presented under financial and operating data refers to continuing operations unless otherwise noted. In accordance with IFRS, our consolidated statement of financial position prior to December 31, 2021, has not been retrospectively adjusted. For more information on the spin-off, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal factors affecting our financial condition and results of operations—Transactions related to BHI – Discontinued operations” and Note 1.1 “Discontinued Operations of BAC Holding” to our audited consolidated financial statements.
(2)	Net interest margin is calculated as net interest income divided by total average interest-earning assets of continuing operations. Average interest-earning assets for 2022 and 2021 are calculated as the sum of interest-earning assets for continuing operations at each quarter-end during the applicable year and the prior year end divided by five.
(3)	For the years ended December 31, 2022 and 2021, ROAA is calculated as net income divided by consolidated average assets. Consolidated average assets for 2022 and 2021 are calculated as the sum of consolidated assets at each quarter-end during the applicable year and the prior year end divided by five.
(4)	For the years ended December 31, 2022 and 2021, ROAE is calculated as net income attributable to owners of the parent divided by consolidated average equity attributable to owners of the parent. Consolidated average equity attributable to owners of the parent for 2022 and 2021 is calculated as the sum of consolidated equity attributable to owners of the parent at each quarter-end during the applicable year end and the prior year end divided by five.

(5)	Our cost to income ratio is calculated as Other Expenses (see Note 30 of our audited consolidated financial statements), divided by total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income). Our cost to assets ratio is calculated as Other expenses divided by average assets of continuing operations.
(6)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets, excluding those related to concession arrangements rights, Ps 13,242.7 billion in 2022 and Ps 11,098.1 billion in 2021) divided by total assets minus intangible assets (as defined before).
(7)	Gross loans for continuing operations exclude interbank and overnight funds of continuing operations (Ps 5,967.7 billion in 2022 and Ps 3,218.4 billion in 2021) as these are short-term liquidity operations generally not subject to deterioration. Total gross loan portfolio includes Interbank and overnight funds. Throughout this document charge-offs and write-offs refer to the same concept.
(8)	Impairment (loss) on loans and other accounts receivable, net refers to Impairment (loss) on loans and other accounts receivable minus Recovery of charged-off financial assets.
(9)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our Colombian banking subsidiaries and MFG are counted separately for each banking subsidiary.
(10)	Number of employees of continuing operations is defined as the sum of direct, temporary and outsourced personnel in financial entities (45,122 in 2022 and 45,954 in 2021), call-centers (7,840 in 2022 and 8,560 in 2021) and employees of non-financial entities of Corficolombiana (24,081 in 2022 and 29,851 in 2021).
(11)	Reflects aggregated number of full-service branches or ATMs of our Colombian banking subsidiaries and MFG, as applicable, located throughout Colombia and Panama.

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

ROAA and ROAE

ROAA, which is calculated as net income divided by consolidated average assets, provides a measure of return on assets. ROAE, which is calculated as net income attributable to owners of the parent, divided by consolidated average equity attributable to owners of the parent, provides a measure of the total return generated from our company and our subsidiaries for shareholders. Net income attributable to non-controlling interest divided by net income, provides an indication of non-controlling interest ownership of Grupo Aval’s consolidated subsidiaries net income; where a higher ratio typically implies that higher net income was generated in subsidiaries in which Grupo Aval has lower ownerships and vice versa.

The following table sets forth ROAA, ROAE and Net income attributable to non-controlling interest divided by net income for Grupo Aval for the indicated years.

	Year ended December 31,
	2022	2021	2020

	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	297,125.3	344,533.7	317,797.0
Average equity attributable to owners of the parent(2)	17,779.5	21,568.3	20,146.5
Net income	4,869.1	5,668.5	4,631.6
Net income attributable to owners of the parent	2,482.9	3,297.7	2,349.5
Net income attributable to non-controlling interest	2,386.2	2,370.8	2,282.1
ROAA(1)	1.6%	1.6%	1.5%
ROAE(2)	14.0%	15.3%	11.7%
Net income attributable to non-controlling interest divided by net income	49.0%	41.8%	49.3%
(1)	For methodology used to calculate Average assets and ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(2)	For methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.

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

Summary

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

●	Risks relating to Colombia and other countries in which we operate:
o	we are exposed to adverse economic, political and social conditions in Colombia and other countries in which we operate, including variations in the exchange rates or downgrades in credit ratings of sovereign debt securities;
o	we are exposed to the vulnerability to external shocks of the Colombian economy;
o	we are exposed to internal security issues that have had or could have a negative effect on the Colombian economy;
o	we are exposed to political and economic instability in the region and in Eastern Europe;
o	we are exposed to changes in Government policies and actions, as well as judicial decisions that could significantly affect the local economy;
o	we are exposed to legal claims about violations of anti-corruption laws and other laws in the jurisdictions in which we operate;
o	we are exposed to risks related to our partaking in government enforcement actions and/or ongoing governmental investigations;
o	we are exposed to changes in tax regulations or the interpretation thereof that could result in new or higher taxes as well as Colombian tax haven regulations;
o	we are exposed to natural disasters, acts of war or terrorism, rioting or other external events; and
o	we are exposed to risks related to global climate change and environmental requirements;

●	Risks relating to our businesses and industry
o	Risks relating to our banking business

◾	we are exposed to a deterioration in asset quality, including the loan portfolios of our banking subsidiaries;
◾	we are exposed to the inability of our banking subsidiaries to realize on collateral or guarantees of secured loans;
◾	we are exposed to limitations on the ability of our banking subsidiaries to collect on monetary obligations and enforce rights against collateral or under guarantees imposed by Colombian insolvency laws;
◾	we are exposed to failures of our risk management processes, including credit and market risk;
◾	we are exposed to declines in the value of our banks’ sovereign debt portfolios and other investments;
◾	we are exposed to counterparty risk;
◾	we are exposed to market and operational risks associated with derivatives transactions;
◾	we are exposed to liquidity risk;
◾	we are exposed to defaults by one or more of our largest borrowers;
◾	we are exposed to downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries;
◾	we are exposed to prepayment risk;
◾	we are exposed to high competition in the credit card industry;
◾	we are exposed to changes in banking and financial services laws and regulations in Colombia and the other countries in which we operate;
◾	we are exposed to changes in accounting standards;
◾	we are exposed to regulatory actions that may result in fines, penalties or restrictions;
◾	we are exposed to legal and other challenges to maximize revenue from credit card fees and other fees from customer;
◾	we are exposed to the failure to protect personal information; and
◾	we are exposed to instability in global or local banking and financial systems.

o	Risks relating to our merchant banking business

◾	we are exposed to difficult market conditions that could affect Corficolombiana;
◾	we are exposed to risks related to our due diligence process not being able to identify all risks or ensure investment returns;
◾	we are exposed to Corficolombiana’s inability to realize profits from relatively illiquid assets, which represent a significant part of its investments;
◾	we are exposed to risks derived from Corficolombiana holding minority interest in other companies;
◾	we are exposed to not being able to access financing for new investment projects
◾	we are exposed to the concentration of Corficolombiana’s investments in five industries; and
◾	we are exposed to a variety of other issues outside of our control.

o	Risks relating our pension and severance fund management business

◾	we are exposed to risks derived from the highly regulated market in which Porvenir operates; and
◾	we are exposed to risks derived from the management of a significant amount of debt securities in pension and severance funds issued or guaranteed by the Colombian Government.

o	Other risks relating to our businesses

◾	we are exposed to fluctuations in interest rates and other market risks;
◾	we are exposed to our inability to effectively manage risks associated with the replacement of benchmark indices;
◾	we are exposed to fluctuations between the value of the Colombian peso and the U.S. dollar;
◾	we are exposed trading risks with respect to our trading activities;
◾	we are exposed to limitations on interest rates;
◾	we are exposed to limitations on the ability of residents to obtain loans denominated in foreign currency;
◾	we are exposed to constitutional actions, class actions and other legal actions involving claims for significant monetary awards against financial institutions;
◾	we are exposed to risks derived from acquisitions and strategic partnerships not performing in accordance with expectations, failing to receive required regulatory approvals or disrupting our operations;
◾	we are exposed to risks derived from our inability to manage our growth successfully;
◾	we are exposed to operational risks;
◾	we are exposed to risks derived from the failure of our information systems;
◾	we are exposed to cybersecurity threats;

◾	we are exposed to risks derived from our inability to detect money laundering and other illegal or improper activities fully or on a timely basis;
◾	we are exposed to competition and consolidation in the Colombian banking and financial industry;
◾	we are exposed to risks derived from our dependency on our senior management and Board of Directors;
◾	we are exposed to reputational risk; and
◾	we are exposed to risks derived from conflicting interests between our controlling shareholder and other common, preferred shareholders and ADS holders.

●	Risks relating to our preferred shares and ADSs
o	we are exposed to exchange rate volatility;
o	we are exposed to restrictions on purchases of our preferred shares;
o	we are exposed to risks derived from the relative illiquidity of the Colombian securities markets;
o	we are exposed to risks derived from our inability to continue to develop or maintain an active market for our preferred shares and ADSs;
o	we are subject to different corporate rules and regulations than those available in other jurisdictions which may make it more difficult to holders of ADSs and underlying preferred shares to protect their interests;
o	we are subject to limitations imposed by Colombian law on our ability to pay dividends on the ADSs or underlying preferred shares;
o	holders of ADSs may encounter difficulties in the exercise of dividend rights and in the limited voting rights of our preferred shares;
o	our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE;
o	preemptive rights may not be available to holders of preferred shares or ADSs;
o	our ability to make payments on the ADSs may be adversely affected if we become unable to convert Colombian pesos to U.S. dollars or to transfer U.S. dollars abroad;
o	we are exposed to price variations as a result of being traded on more than one market;
o	if holders of ADSs surrender their ADSs and withdraw preferred shares, they may face adverse Colombian tax consequences;
o	banking regulations, accounting standards and corporate disclosure applicable to us differ from those in the United States and other countries;
o	judgments of Colombian courts with respect to our preferred shares will be payable only in pesos; and
o	U.S. investors in our preferred shares or the ADSs may find it difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.

Risks relating to Colombia and other countries in which we operate

Adverse economic, political and social conditions in Colombia and other countries where we operate, including variations in the exchange rates or downgrades in credit ratings of sovereign debt securities, may have an adverse effect on our results of operations and financial condition.

Our principal subsidiaries in Colombia are financial institutions (four commercial banks, a pension and severance fund administrator and a merchant bank), and the majority of our operations, properties and customers are located in Colombia. As a consequence, our results of operations and financial condition are materially affected by economic, political and social conditions in Colombia.

Colombia is subject to economic, political and other uncertainties, including changes in monetary, exchange control and trade policies that could affect the overall business environment in Colombia, which would, in turn, affect our results of operations and financial condition. As depicted under “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Principal factors affecting our financial condition and results of operations”, the current monetary policy implemented by the Central Bank of Colombia (the “Colombian Central Bank” or “Central Bank”), has resulted in sharp subsequent increases of the benchmark interest rates, the impact of which we are sometimes unable to immediately or fully pass through to our customers, which has negatively affected net interest income on our retail loan portfolios and could pressure asset quality as it affects our borrowers’ payment capacity under a macroeconomic context of lower economic activity and high inflation. Exchange rate volatility could also negatively affect the foreign currency positions of our borrowers, or our subsidiaries’ solvency, liquidity or profitability. Due to the fact that a large percentage of the costs and expenses of our subsidiaries is fixed, and that the speed at which changes in interest rates charged to our customers can be adjusted may differ from that at which our cost of funds may vary, we may not be able to reduce costs and expenses or transfer an increase in our costs to our customers while the occurrences of any of these events adversely affect the Colombian economy, in which case our profitability could be further adversely affected.

In the case of our pension and severance fund management business, economic conditions may affect the businesses and financial capacity of employers, which may result in a reduction in employee-contributor head counts or decrease the ability of employers to create new jobs or increase employee incomes and could reduce returns on stabilization reserves (see Item 4. Information on the Company—B. Business overview—Supervision and regulation—Pension and Severance Fund Management) and/or performance-based fees.

Furthermore, the implementation of certain public policies may result in social unrest reflected in protests, vandalism or strikes against such policies. Similarly, amidst these protests, participants may attack and cause damages to some of our banks’ branches, as well as block access to some of the offices of our entities, or cause disruptions to the mobility of our employees, preventing us from developing our business during those periods and cause temporary economic disruptions in our business.

As stated above, the political, economic and social environments are affected by many different factors, including significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, exchange rate movements, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, civil strife, political instability, drug trafficking and other forms of organized crime, wage and price controls, changes in tax policies, imposition of trade barriers, changes in the prices of commodities and unexpected changes in regulation.

Adverse economic, political and social developments, including allegations of corruption against the Colombian Government or Colombian corporations, may adversely affect demand for financial services and create uncertainty regarding our operating environment, which could have a material adverse effect on our subsidiaries and, consequently, on our company.

The Colombian economy remains vulnerable to external shocks.

Despite showing stronger economic growth in 2022 when compared to other countries in the region, the Colombian economy is expected to slow down as a result of high inflation levels, high interest rates, reduced consumer confidence and uncertainty from foreign investors due to the current socioeconomic situation. Exports are expected to continue to grow, albeit at a slower pace, benefiting mainly from expected improvements in the region's competitiveness and the demand for non-Russian oil by developed countries.

The conflict between Ukraine and Russia has had direct and indirect impacts on the Colombian economy. The increase in oil prices has positively impacted the country’s trade balance, improving the inflow of foreign currency to the Government and companies in the oil sector. On the other hand disruptions arising from the conflict have caused increases in the prices of agro-industrial inputs which have been passed through to food prices and ultimately reflected on inflation. Current government policies promoting a transition to renewable energy sources may adversely affect the country’s oil sector and economic growth prospects.

International monetary policies have also had a significant impact on local interest rate decisions, increasing the cost of acquiring new financial products. These factors pose challenges to the country's economic growth, and could directly and materially impact the performance of our entities in terms of growth and financial risk.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of paramilitary and guerrilla groups, such as the National Liberation Army (Ejército de Liberación Nacional), or “ELN”, urban militias, former members of the Revolutionary Armed Forces of Colombia (Disidencias de las Fuerzas Armadas Revolucionarias de Colombia), or “FARC”, and of drug cartels. These groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers. Any breakdown in peace, renewed or continuing drug-related crime or guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including any peace negotiation with guerilla, paramilitary or other groups, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy.

The Colombian Government, under the authority granted by Congress under the Total Peace Law (“Ley de Paz Total”), is proposing to cease hostilities between the Colombian Army and various illegal groups, and has started negotiating several peace agreements with illegal groups, including various drug trafficking organizations, such as the “Clan del Golfo” group. The outcome of such negotiations is uncertain and even if peace agreements are successfully concluded, they could adversely affect the Colombian economy and social stability to the extent they result in the continuing operation of such illegal groups.

Political and economic instability in the region and in Eastern Europe may affect the Colombian economy and, consequently, our results of operations and financial condition.

Some of Colombia’s neighboring countries, particularly Venezuela, have experienced and continue to experience periods of political and economic instability. A significant number of Venezuelans have emigrated amid food and medicine shortages and profound political divisions in their country and a relevant portion of those migrants have opted to live in Colombia. Providing migrants with access to healthcare, utilities and education may have a negative impact on Colombia’s economy.

Moreover, diplomatic relations with neighboring countries have from time to time been tense and affected by events surrounding the Colombian military forces’ confrontations with guerrilla groups, particularly on Colombia’s borders with Venezuela.

For example, in 2022, the Republic of Perú fell into political instability after the Peruvian Congress removed President Pedro Castillo from office, which led to diplomatic protests, including from the Colombian Foreign Ministry, and, ultimately, a breakdown in diplomatic relations between the two countries.

We have been exposed to uncertainty in agricultural business as a result of the armed conflict taking place in Eastern Europe. A significant number of companies, which develop agribusiness in Colombia, use fertilizers that come from that region and have experienced raw material price increases in their production. On account of the commercial sanctions imposed by the United States and other countries against Russia, this sector of the Colombian economy experienced increases in the prices of fertilizers and restrictions on doing business with suppliers that are established in that part of the world. We are continuously monitoring variations and shocks in the prices of products that are related to our customers and production in the agricultural business, which could be materially adversely affected by these fluctuations. Likewise, the aforementioned sanctions and the progressive removal of gasoline subsidies, in Colombia may result in additional increases in fuel prices and inflation rates as a result of higher transportation costs.

Political conditions such as changes in the U.S. policies related to immigration and remittances, could affect the countries in which we operate. Economic conditions in the United States and the region are being impacted by inflation and recent benchmark rate increases by the Federal Reserve which could have an indirect adverse effect on the Colombian economy.

Changes in Government policies and actions, as well as judicial decisions, could significantly affect the local economy and, as a result, our results of operations and financial condition.

Our results of operations and financial condition may be adversely affected by changes in governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, fees, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia.

Colombian governments have historically exercised substantial influence over their economies, and their policies are likely to continue to have a significant effect on companies, including us.

Moreover, regulatory uncertainty, public dialogue on reforms in Colombia and other countries where we operate, or the approval of reforms, may be disruptive to our business or the economy and may result in a material and adverse effect on our financial condition and results of operations.

The 2022 elections in Colombia resulted in a change of government and ideological orientation in economic policy. The new Government proposes to pass changes, in the Colombian Congress, to the framework of laws related to healthcare, taxes, private sector participation and prices in sectors such as utilities, energy and gas transportation, toll road concessions, pension funds and labor. Such changes could result in variations including new compliance obligations and higher costs, with respect of our operations and higher taxation, with potentially adverse outcomes for our clients’ income and for our profitability and growth prospects.

We and our subsidiaries are subject to anti-corruption laws and other laws in the jurisdictions in which we operate and violation of these regulations could harm our business.

We and our subsidiaries are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anti-corruption, taxation, internal control and disclosure obligations, securities and derivatives regulation, anti-competition regulations, data privacy and labor relations. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business or the business of our subsidiaries could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these laws or regulations in connection with the performance of our obligations to our customers, as well as in connection with the performance of our subsidiaries’ obligations, could also result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our customers that we have not performed our contractual obligations. Because of the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights due in part to a lack of multiple recourses and/or deficiencies in the access to justice.

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

Grupo Aval and certain of its subsidiaries and officers are defendants or parties in government enforcement actions and/or subject to ongoing governmental investigations relating to the Ruta del Sol Project Sector 2 in Colombia and the United States, including by the U.S. Department of Justice and the SEC.  Grupo Aval is cooperating with the DOJ and the SEC in these investigations and is in discussions regarding potential resolutions.  However, we are currently unable to predict the outcome of the investigations or our discussions with the regulators, the amount of any penalties we may be required to pay or whether the outcome of these investigations will result in additional obligations or have a material adverse effect on Grupo Aval’s reputation, business, financial condition or results of operations.  For further information about these proceedings and investigations, see "Item 8. Financial Information-—A. Consolidated statements and other financial information-—Legal proceedings".

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

Such investigations and proceedings, which are the subject of extensive media coverage and political interest in Colombia, could also have significant collateral consequences for our company and our subsidiaries, including fines or penalties, damage to reputation, loss of customers and business, the inability to offer certain products and services, disqualification or losing permission to operate certain businesses for a period, the dissemination of potentially damaging information that may come to light in the course of the investigations and proceedings and other direct and indirect adverse effects. Management will need to continue to direct substantial time and attention to resolving such matters, which could prevent them from focusing on our core businesses. We can provide no assurance that the outcome of any such investigations and proceedings will not be material to our reputation, business, financial position or results of operations.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia and other countries in which we operate could adversely affect our results of operations and financial condition or generate burdens to our shareholders or lenders.

It has become usual in Colombia for tax laws to be reformed on a regular basis. Since 2018, several tax reforms have been proposed by the Presidency and enacted by the Colombian Congress. As one of the first actions of the new Government, in August 2022, the Ministry of Finance presented to the Congress a draft seeking to raise $50 trillion pesos in order fund social programs proposed by the President. The Law was finally approved and enacted in December, 2022, and is intended to raise $20 trillion pesos.

The main aspects of such law can be summarized as follows:

(i)Between 2023 and 2027 the general rate for the income tax applicable to corporate profits will be 35%. In the case of financial institutions, such  as Grupo Aval and our banking subsidiaries, such rate will be temporarily higher (40%), from 2023 to 2027. The surtax shall be paid in advance considering the taxable income of the preceding year.
(ii)The occasional gains tax rate was raised from 10% to 15%. The occasional gains tax is applied over the profit between the purchase and sale price of certain assets such as real estate, impacting national and foreign corporations.
(iii) The value of nontaxable income, deductions and exempted income was limited to 3% of net income for the tax year.
(iv)Pursuant to certain rules, a minimum rate for taxation was established at 15% for companies. The withholding tax for dividend payments applicable to national and foreign persons and companies was increased. Depending on the amount of such dividends, the applicable tax rate for national residents ranges from 0% to 15%. Foreign nonresidents will be subject to withholding of 20%.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. The Colombian Government was required by Law 1473 of 2011, also known as Law of Fiscal Rule, to significantly reduce its fiscal deficit and address issues regarding public policy, regulation regarding oil extraction and the transition to clean energies, migrations, public health events or other events that could require further tax reforms over the following years. This, in addition to an increase in fiscal deficit and the expected increase in new subsidies for the low-income bracket, could lead to higher taxation rates on our business and that of our borrowers. Changes in tax-related laws and regulations, and interpretations thereof, can impact tax burdens by increasing tax rates and fees, creating new taxes or withholdings, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities, local governments or courts may interpret tax regulations differently than we do, or impose new local tax regulations, which could result in increases in our tax payments, tax litigation and associated costs and penalties.

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

For further information, see “Item 10. Additional Information-E. Taxation”.

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

Article 260-7 of the Colombian Tax Code was reformed by Law 1819 of 2016, establishing a new legal framework pursuant to which certain jurisdictions may be classified as non-cooperative jurisdictions with low or no taxation or as jurisdictions with preferential tax regimes. This legal framework established a higher tax-withholding rate on Colombian source payments to those jurisdictions and entities considered part of such a jurisdiction.

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

Risks related to global climate change and environmental requirements

In order to achieve adequate management of climate risk disclosures, the Superintendency of Finance required issuers of securities in December 2021 (through Circular 031) to disclose social, environmental, and climate related information. The report must follow SASB standards and TCFD recommendations associated with governance, strategy, management, and metrics about climate change. The deadline to formally commence reporting this information is February 2024.  Implementing the TCFD recommendations is intended to facilitate an understanding of physical climate risks and transition risks that could affect Grupo Aval’s investments, including our banks’ portfolios and projects developed by our subsidiaries. Banco de Bogotá published its first TCFD report in 2022.

Further, in March 2022, the SEC proposed extensive climate disclosure rules that would require, among other things, disclosure of climate-related risks reasonably likely to have a material impact over the short, medium and long term; specified greenhouse gas (GHG) emissions metrics (which could include supply chain emissions disclosure if material to a registrant or if a registrant has included supply chain emissions targets in its public disclosure) in the financial statements in the filing, including a description of the methodology, significant inputs and significant assumptions used to calculate GHG emissions; targets and goals relating to GHG reduction or any other climate-related target that a company has set, including data to indicate progress made toward achieving the target; climate-specific governance disclosure, including the process by which the board exercises oversight and sets targets and goals, and the role of management in assessing and managing climate-related risks; and financial statement footnote disclosure of certain climate-related matters.  While the new SEC rules have not yet gone into effect, and their ultimate date of effectiveness and scope remains uncertain, if the rules went into effect in their current form, they could have a material impact on our external reporting and controls processes and costs.

According to Corficolombiana, it is estimated that 37% of the Colombian banking system’s commercial loans portfolio would be vulnerable to the effects of climate change (9% of GDP). As a consequence of regulation and potential future environmental challenges, banks expect to increasingly consider the environmental risks for the allocation of credits and company financing and align incentives towards the fulfillment of NDC (Colombia’s Nationally Determined Contributions), that is, the instrument used to communicate a country’s climate actions and goals.

The transition towards a low carbon economy and the management of climate risks can result in drastic effects in the allocation of resources to different sectors, subsectors, projects, assets or regions, given the need to finance mitigation and adaptation measures that these demands. This is relevant to our subsidiaries, especially to our banks, which hold loans and other investments in diverse sectors within their portfolios, generating exposure to different climate risks.  Depending on the nature, speed and focus of these changes, including changes in policy and allocation of resources as well as in the physical climate, the changes may entail different levels of or unpredictable risks for Grupo Aval and our subsidiaries.

Risks relating to our businesses and industry

Risks relating to our banking business

A deterioration in asset quality, including the loan portfolios of our banking subsidiaries, may have an adverse effect on our results of operations and financial condition.

Changes in the financial condition or credit profiles of customers of our banking subsidiaries and increases in inflation or interest rates and foreign exchange volatility could have a negative effect on the quality of our banks’ loan portfolios, potentially requiring them to increase impairment losses on loans and accounts receivable or resulting in reduced profitability. In particular, the percentage of past due or impaired loans may increase in the future as a result of factors beyond our control, such as economic conditions and political events affecting Colombia generally or specific sectors of the economy. These effects could be compounded by higher interest rates, which have recently led to and could lead to further declines in our net interest margins and profitability, as we have sometimes been and may in the future be unable to immediately or fully pass through our higher interest costs to our customers, whether as a result of competitive pressures or regulatory considerations.

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

Our banking subsidiaries originate loans that are secured by collateral, including real estate and other assets that are generally located in Colombia and other countries where we operate. The value of collateral may significantly fluctuate or decline due to factors beyond the control of our subsidiaries, including, for example, prevailing economic and political conditions in the relevant jurisdiction. At December 31, 2022, 44.9% of consolidated loans past due more than 30 days were secured. An economic slowdown may lead to a downturn in the Colombian real estate markets, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing these loans or any other collateral securing these loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for loss allowance of our loans secured by such collateral. If this were to occur, we may need to incur additional impairments to cover actual losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Colombian insolvency laws or laws of the Countries in which our customers are incorporated or the loans are extended, may limit the ability of our banking subsidiaries to collect on monetary obligations and enforce rights against collateral or under guarantees.

Insolvency laws in Colombia and other countries in which some of our clients are incorporated provide that creditors of an insolvent debtor are prohibited from initiating collection proceedings outside the bankruptcy or reorganization process of such debtor. In addition, all collection proceedings outstanding at the beginning of the bankruptcy or reorganization process must be suspended and such creditors are prevented from enforcing their rights against the collateral and other assets of the insolvent debtor during the insolvency process.

In Colombia, once a non-merchant individual has ceased paying his or her debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an out-of-court agreement with creditors. The terms of any agreement reached with a group of creditors (two or more) that represent the majority of the total amount of the claims will be mandatorily applicable to all relevant creditors. The insolvency law also provides other protections to debtors. A perception that loans to individuals may be difficult or impossible to recover could cause our banking subsidiaries to enhance credit requirements and result in decreased lending to individuals by making access to credit more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to insolvency laws could have an adverse effect on our results of operations and financial condition.

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

Declines in the value of our banks’ sovereign debt portfolios or other investments could have an adverse effect on our results of operations.

Our Colombian banks’ securities portfolio primarily consists of debt securities issued or guaranteed by the Colombian Government. We are exposed to significant credit, market and liquidity risks associated with debt securities. At December 31, 2022 and 2021, debt securities represented 12.2% and 13.1% of our consolidated total assets, respectively. Of these, 57.4% and 42.5% were issued by the Colombian Central government, and 3.4% and 23.3% were issued or backed by other governments, respectively at December 31, 2022 and 2021. A significant decline in the value of these government securities or other investments could materially and adversely affect our debt securities or broader financial asset portfolios and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory Investments”.

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

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 65.2% and 71.4% of our consolidated total liabilities at December 31, 2022 and 2021, respectively. Because our banking subsidiaries rely primarily on deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate or overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition. The liquidity of our financial entities could also be impacted by reputational events affecting our entities as well as systemic events.

Our liquidity could be adversely affected by any inability to access the capital markets, illiquidity or volatility in the capital markets, the decrease in value of eligible collateral or increased collateral requirements, changes to our relationships with our funding providers based on real or perceived changes in our risk profile, governmental or regulatory decisions restricting public entity deposits in privately held banks, or changes in regulations that impact our funding.

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

Our banking subsidiaries may be required to raise additional capital or funding in the future to maintain regulatory capital ratios and provide liquidity to meet commitments and business needs, particularly if asset quality or earnings were to deteriorate. Since February 6, 2019, we are subject to the inspection and supervision of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and we might be required in the future to raise additional capital to comply with new regulatory adequacy rules applicable to us at the conglomerate level.

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

Any occurrence that may limit our and our banking subsidiaries’ access to funding, such as a downgrade in credit ratings or outlook, or a decline in the confidence of debt purchasers, depositors, or counterparties in the capital markets may adversely affect capital costs, ability to raise capital or funding, and liquidity. Moreover, we and our banking subsidiaries may need to raise capital when many other financial institutions are also seeking to raise capital, which, in turn, would require us to compete with numerous other institutions for investors. An inability to raise additional capital on acceptable terms, when needed, or a downgrade in our or our banking subsidiaries’ credit ratings or outlook could have a materially adverse effect on our and our banking subsidiaries’ financial conditions and results of operations.

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

The credit card industry is characterized by higher consumer default than other segments of the credit markets, and defaults are highly related to macroeconomic indicators that are beyond our control. According to predictions of certain analysts, Colombian economic growth rate prospects are slowing, and some forecasts predict negative growth. If this scenario manifests or continues, we may at risk of failing to effectively analyze the creditworthiness of our customers (including the targeting of certain sectors) in a timely manner, and we may be faced with unexpected losses that could have a material adverse effect on our results of operations and financial condition.

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

Our Colombian banks, as well as Corficolombiana, Porvenir and our international banking operations, are subject to regulation and supervision by financial authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our subsidiaries’ organization and operations, including, the imposition of anti-money laundering measures, liquidity or capital requirements and the authority to regulate the terms and conditions of credit transactions. Failure to comply with applicable regulations could subject our banking subsidiaries to fines or sanctions or even revocation of licenses or permits to operate. In the event that any of these subsidiaries encounter significant financial problems, is in danger of insolvency or becomes insolvent, or is otherwise deemed as non-viable, the financial authorities would have broad powers to intervene in our management and operations, including suspending or removing management and, in extreme circumstances, putting our banks, Corficolombiana, Porvenir and our international banking operations, into conservatorship or receivership or taking control of our banks, Corficolombiana, Porvenir and our other subsidiaries. Since February 6, 2019, Grupo Aval is subject to the inspection and supervision of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and is required to comply with capital adequacy and additional regulations applicable to financial conglomerates that became effective. As a result, we may become subject to more stringent regulation. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”.

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

Our subsidiaries manage and hold confidential personal information of customers in the normal course of their operations. Although, our subsidiaries have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or unauthorized access to privileged information, fraud or events that interfere with regular banking and other services could subject  us, our banks and other subsidiaries to legal actions, administrative sanctions and damages.

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

Instability in global or local banking and financial systems could have a material adverse effect on our business, financial condition and results of operations.

Recent developments that indicate stress in international banking and financial systems, such as the recent receivership of Silicon Valley Bank and Signature Bank in the United States and the rescue and acquisition of Credit Suisse by UBS and Swiss regulators in Europe, could adversely affect confidence in banking systems, including in Colombia, which could cause our bank customers to withdraw or limit their deposits and increase our cost of capital.  Additionally, actions by central banks in other countries could adversely impact our operations to the extent that we are unable to benefit from them. For example, the recent announcement by several central banks, including the Bank of Canada, the Bank of England, the Bank of Japan, the European Central Bank, the Federal Reserve, and the Swiss National Bank of coordinated action to enhance the provision of liquidity via the standing U.S. dollar liquidity swap line arrangements, intended to mitigate liquidity concerns in the jurisdictions that benefit from them, could lead international investors to limit or withdraw capital from banks in other jurisdictions that do not benefit from similar protections, which could impede our access to or increase the cost of foreign capital. Any further such developments, particularly in Colombia, could materially adversely impact our business, financial condition and results of operations.

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

As of December 31, 2022, 82.4% of Corficolombiana’s investment portfolio comes from unlisted companies. There are often no readily ascertainable market prices for such securities or for those investments of Corficolombiana in listed companies with low or medium trading volumes. As a result, there may be limited or no marketability for these investments, and they may decline in value while Corficolombiana might be seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such investments for a period of time. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, it is possible that investments in privately-held companies will only be disposed over a substantial length of time, if at all, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period—sales that it had planned to make.

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

Corficolombiana may directly, or through its operating subsidiaries, enter into new investment projects that require significant financing. Corficolombiana or its operating subsidiaries may experience difficulties in accessing debt and equity financing resources required to fund or refinance such projects and/or may obtain them at higher costs and/or lower tenors than initially expected. As a result, Corficolombiana’s investment objectives may attain lower returns due to higher financing costs, delays in the investment schedule or any eventual stoppage of the investment project, which could also result in the payment of penalties to its counterparties, including the Government entities in the case of development of new highways and toll roads. If Corficolombiana is unable to obtain adequate financing on terms satisfactory to it, its ability to continue to grow or support its business and respond to business challenges could be significantly limited.

Most of Corficolombiana’s investments are concentrated in five industries.

The majority of Corficolombiana’s investment portfolio is concentrated in the energy and gas, infrastructure, agribusiness, hotels and financial services industries. Energy and gas and infrastructure accounted for 93.4% of Corficolombiana’s total investment portfolio as of December 31, 2022. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

A variety of issues outside of Corficolombiana’s control could affect the timing and performance of its investments, which may result in additional costs and reputational harm to Corficolombiana, reductions or delays in revenues or the payment of liquidated damages.

Many of Corficolombiana’s investments, including in the energy and gas and infrastructure sectors, involve challenging engineering, permitting, procurement and construction phases that may occur over extended periods, sometimes several years. These investments may also encounter difficulties as a result of delays in design, engineering information or materials to be completed or procured by them, the customer or a third party, delays or difficulties in equipment and material delivery, schedule changes, delays due to failure to timely obtain permits or rights of way or meet other regulatory requirements or permitting conditions accidents and catastrophic events, weather-related delays, protests, legal challenges or other political activity, and other factors. In the energy and gas sector, Corficolombiana, through Promigas, is exposed to a variety of inherent hazards and operating risks in gas distribution and transportation which could cause substantial financial losses.

If any of Corficolombiana’s investments or projects fail to comply with the applicable professional standards or contractual requirements, Corficolombiana or its subsidiaries could be exposed to significant monetary damages or violations. A catastrophic event at one of the investments could also result in significant professional or product liability, and warranty or other claims as well as reputational harm, especially if public safety is impacted. Some public concession contracts incorporate provisions enabling an early termination of concession contracts subject to specific clauses. This could result in a liquidation value that differs from the book value recorded by Corficolombiana. A relevant portion of Corficolombiana’s income is derived from construction activities that will be completed over the following years. Corficolombiana might not be successful originating and starting new projects to replace this income. Many of these difficulties and delays are beyond Corficolombiana’s control and could negatively impact its ability to achieve its anticipated return from its investments. Delays and additional costs may be substantial and not recoverable from third parties or insurance providers, and in some cases, may cause substantial financial losses.

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

Most investments held by Corficolombiana are in highly regulated industries. Therefore, a change in regulation could materially affect their value, could reduce the income that those investments will generate in the future or could adversely affect the ability of Corficolombiana to dispose of those investments.

Risks relating to our pension and severance fund management business

Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.

Porvenir’s operations are regulated by Law 100 of 1993, as amended, the Organic Statute of the Financial System (Estatuto Orgánico del Sistema Financiero), or “EOSF”, Decree 2555 of 2010 issued by the Ministry of Finance, as amended, and regulations issued by the Superintendency of Finance and, to the extent applicable, Colombian Corporation Law. These regulations limit the range of assets in which pension fund administrators, or “AFPs”, can invest the assets under administration and also set investment limits, depending on the type of mandatory pension or severance fund managed by each AFP. AFPs can manage four types of mandatory pension funds (i) Lower Risk Fund (“Fondo Conservador”), (ii) Medium Risk Fund (“Fondo Moderado”), (iii) High Risk Fund (“Fondo de Mayor Riesgo”) and (iv) Planned Retirement Fund (“Fondo Especial de Retiro Programado”), and two types of severance portfolios (i) Short Term portfolio (“Portafolio de Corto Plazo”) and (ii) Long Term portfolio (“Portafolio de Largo Plazo”). In addition, each AFP is legally required to provide a minimum return on investment for each mandatory of its pension and severance funds. See “Item 4. Information on the Company—B. Business overview—Pension Fund Management—Pension Business Overview”.

Furthermore, Porvenir manages voluntary pension funds (fondos de pensiones de jubilación e invalidez) created by Decree 2513 of 1987, and fully amended by Decree 1207 of 2020 as supplementary savings vehicles for pensions, which are independent and different from the mandatory pension funds and benefit from tax incentives. Subject to certain limits, savings in voluntary pension funds are considered as exempt income for purposes of the corporate income tax (Impuesto de Renta) under rules defined in article 1261-1 of the Tax Statute. These exemptions have been subject to modifications through tax reforms such as Law 1607 of 2012, Law 1819 of 2016, Law 1943 of 2018, and Law 2277 of 2022 also known as “Reforma Tributaria para la Igualdad y la Justicia Social”. This law includes specific regulations to voluntary pension funds, in particular with respect to its tax benefits, reducing the limits applicable to deductions of income for the calculation of the income tax. These conditions reduce consumer interest in this type of savings product and have an adverse effect on the management fees received by Porvenir for the administration of these funds. Finally, Law 2112 of 2021 has forced mandatory pension funds to invest up to 3% of assets under management in private capital funds (“fondos de capital privado”, similar to hedge funds) seeking to promote entrepreneurship.

In March 2023, the Colombian government presented a bill to reform the current pension system, which will be discussed in Congress. This reform intends to extend the system’s coverage to a broader base of the population. In general terms, the reform shifts to a pillars structure in which (i) people who earn up to three minimum wages (“salario mínimo mensual legal vigente”) will contribute exclusively to Colpensiones, the governmental pension fund administrator and (ii) people who earn more than three minimum wages will contribute, with respect to the first three minimum wages to Colpensiones and excess thereof to a private pension fund. In addition, the bill also reforms the existing commissions structure for pension funds administrators from contributions to assets under management (AUM). Finally, the bill includes a transition regime applicable to individuals who have contributed to the pension system for over 1,000 weeks and such transition regime would be applicable and enforced effective January 1, 2025. The terms and conditions of the severance funds and voluntary pension funds remain unchanged under the bill.

During 2022, over 88% of the population who contributed to the pension system in Colombia earned three minimum wages or less.  If the government proposal is approved as presented to Congress, private pension funds will experience a significant decrease in their management fees income considering that the first three minimum wages would be contributed to Colpensiones. Although the government proposal includes a fee for AUMs, we are not yet able to estimate if the resulting fee will partially or fully offset the negative effects of the reduced volume of contributions.

Changes to the current regulation or further regulation could materially impact our pension and severance fund management business and it is still uncertain what the short- and long-term implications of such changes would be.

As a result of the accession process of the Colombian Government to become a member country of the Organization for Economic Cooperation and Development (OECD), further regulation amending the current pension fund regulation could be enacted. Future regulation may not provide a favorable business environment and may adversely affect our results of operations and the financial condition of our pension fund management business.

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

Due to the Financial Conduct Authority’s (FCA) confirmation that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings; and immediately after June 30, 2023, in the case of the remaining settings; the entities worldwide were forced to transfer their LIBOR-indexed positions to new reference interest rates which could maintain the representativeness and depth of the “old” LIBOR.

On July 29, 2021, the Alternative Reference Rates Committee (ARRC) announced its recommendation for the use of the Chicago Mercantile Exchange (CME) SOFR term rates (TERM SOFR), following the completion of a key change in the trading agreements between market intermediaries on July 26, 2021, under the SOFR First initiative, in which it was  recommended to stop using “Libor USD” and use “SOFR” for linear swap trading. With this initiative the transition was accelerated in all types of products, and furthermore, ARRC's recommendation on the use of the Term SOFR has facilitated the shift towards SOFR lending. According to the  ARRC, the transition has proceeded smoothly, particularly in financial derivatives, consumer loans and floating rate markets. The market sees fluent progress in commercial lending and securitization markets, seeing further momentum towards SOFR-indexed issuance.

During 2022, the markets evidenced a successful transition process after the closing of operations in EUR LIBOR, CHF LIBOR, YEN LIBOR and GBP LIBOR despite some challenges faced by financial institutions regarding the selection of reference rates and renegotiation of contracts indexed to the previous reference rates. Regarding USD, LIBOR more than half of companies are already trading SOFR-indexed products. On May 5, 2022, CME Group launched the SOFR First initiative for option contracts to accelerate the transition in this type of products.

In 2021, Grupo Aval established certain  principles and practices applicable to its financial subsidiaries to monitor the adequate transition of portfolio of credits, loans, deposits and derivative contracts that were previously indexed to LIBOR rates to the new reference rate, including a governance structure that would be responsible for controlling and supervising the execution of a work plan intended to facilitate (i) identification and measurement of indexed products, (ii) risk identification, assessment and control, (iii) operational and information technology readiness, (iv) preparation of legal contracts, (v) communication with stakeholders, (vi) training strategies and  (vi) monitoring and periodic reporting to its governing bodies.

The implementation of these principles and practices within the group entities resulted in the approval of policies and  documentation of processes and procedures intended to facilitate settlement of active and passive loans at the new market reference rates, offering and administration of products indexed to SOFR, incorporation of fallback clauses in the current contracts for the replacement of the LIBOR rate with the SOFR alternative, training of the commercial force and communication to current customers. The biggest challenges so far to the full implementation of these principles and practices by the first quarter of 2023 target have been in operational and systems’ issues. Despite our efforts, we cannot be certain that these principles and practices will be fully implemented on time or successfully achieve their intended objectives.

As of December 31, 2022, Grupo Aval had Ps 1,493.0 billion (2021: Ps 37,052.0 billion) of non-derivative financial assets and loan commitments, Ps 1,815.9 billion (2021: Ps 19,840.3 billion) of non-derivative financial liabilities that used LIBOR as a benchmark, as well as trading derivatives assets and liabilities with a fair value of Ps 81.19 billion (2021: Ps 31.8 billion) and Ps 124.7 billion (2021: Ps. 79.9 billion), respectively and derivatives held for risk management with a fair value of Ps 2.6 billion (2021: Ps 166.9 billion) with such characteristics. Most of these outstanding LIBOR-based loans, borrowings and contracts include fallback provisions to alternative reference rates.

However, it is not currently possible to determine whether, or to what extent, any such changes would affect us. The implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be adversely affected by fluctuations between the value of the Colombian peso, and the U.S. dollar as a result of U.S. dollar-denominated indebtedness and assets.

We face exposure to fluctuations in the rate of exchange between the Colombian peso and the U.S. dollar, particularly given the fact that the Colombian peso has historically experienced significant devaluations and depreciations. Fluctuations in the exchange rate between the value of the Colombian peso, and the U.S. dollar may also negatively affect our leverage and capitalization ratios as measured by regulators or by rating agencies.

We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations of the Colombian peso, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, as 23.3% of our average consolidated assets for the year ended December 31, 2022 and 31.1% of our average consolidated liabilities for the year ended December 31, 2022 were foreign currency-denominated.

We are exposed to changes in the values of current holdings and future cash flows denominated in other currencies, as part of our financial business as well as in the non-financial activities of Corficolombiana. For information on hedge accounting please refer to Note 10 of our audited consolidated financial statements.

Fluctuations in the exchange rate between the Colombian peso and the U.S. dollar may affect the value of our debt and investments on our statement of financial position and cause us to recognize gains or losses in our statement of income. Any substantial fluctuation in the U.S. dollar relative to the Colombian peso could affect our results of operations and our ability to meet our future payment obligations and increase or decrease the peso value of our regulatory capital, risk-weighted assets and goodwill, thereby affecting capital ratios of our banking subsidiaries.

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

The Colombian Commercial Code (“Código de Comercio”) limits the amount of interest our Colombian subsidiaries may charge on commercial transactions, including transactions of our banking subsidiaries. In the future, regulations in Colombia or other countries in which we operate, could impose increased limitations regarding interest rates or banking fees. Law 1430 of December 2010, as amended, authorizes the Colombian Government to impose or place limits on tariffs and fees charged by banks and other financial institutions where the Government has determined that there is insufficient competition in a relevant market. Additionally, the law requires the Superintendency of Finance to implement a monitoring scheme of the tariffs and fees charged by the financial institutions in their relevant markets and to report the results of this evaluation semi-annually to the Colombian Government. The Colombian Government issued Decree 4809 of 2011 and Decree 1854 of 2015, which (i) require banks to provide each of their clients with statements of all fees charged to such clients on an annual basis, (ii) set a limit on the fees that banks may charge to their clients for withdrawals from automated teller machines of other banks and (iii) establish that transactions through the internet may not cost more than those made through other channels. Accordingly, the Superintendency of Finance has issued External Circular 012 of 2012, setting the rules and principles that must be followed by banking and financial institutions at the time of establishing, publishing and promoting their tariffs and fees. In 2022, Colombian Congress enacted different laws which may potentially impact our business. For example, Law 2277 of 2022 increased the income tax for financial entities, which now must pay an income tax rate 5% higher than other types of corporations.

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

The procedures adopted by Grupo Aval's banking subsidiaries regarding operational risk management were designed to identify and measure the risks to which the entities are exposed in the development of their operations, the establishment of controls for the adequate mitigation of the identified risks and the monitoring of the effectiveness of the system of controls. However, there can be no assurance that the currently adopted procedures will be effective in identifying or appropriately mitigating all of the operational risks we face.

Failure of our information systems could materially and adversely affect the effectiveness of our risk management and internal control processes as well as our results of operations and financial condition.

We and our subsidiaries are highly dependent on the ability to collect and process, on a timely basis, a large amount of financial and other information, transactions and services and products, at a time when transaction processes have become more complex with increasing volumes and increasingly shorter response expectations from our stakeholders.  If we are unable to maintain these capabilities, our business operations, financial condition, reputation and results of operations could be materially and adversely affected. A partial or complete failure of any of these systems could materially and adversely affect our decision-making process, risk management, internal control systems and quality service, as well as our ability to respond on a timely basis to changing market conditions. Additionally, increased dependency on communications as well as the migration of processes to cloud operations can increase our exposure to IT failures and cybersecurity threats. See “—We are subject to cybersecurity threats”.

In addition, Grupo Aval and our subsidiaries ability to remain competitive will depend in part on our ability to upgrade our IT infrastructure and implement digitalization of products profitably through agile methodologies in environments with major planning challenges due to, for example, supply chain difficulties that have arisen over the last year increasing the lead times to obtain hardware. We and our subsidiaries must continually make significant investments and improvements in our and their IT infrastructure in order to ensure the proper functioning of financial controls, accounting and other data collection and processing systems and to remain competitive. Furthermore, as our banking subsidiaries open new branches and channels, they will need to improve their IT infrastructure, including maintaining and upgrading their software and hardware systems and their back-office operations. If there are technological impediments, unforeseen complications, errors or breakdowns in implementing new systems, our business, financial condition or results of operations may be adversely affected.

We are subject to cybersecurity threats

We and our subsidiaries dedicate significant resources to regularly maintaining and upgrading our systems to implement technology that protects our networks against cyberattacks. For example, we have implemented risk analysis processes and controls and a Computer Security Incident Response team - CSIRT to attend incidents and emergencies. This team has developed strategies to work in a coordinated manner against joint threats and implements simulated scenarios to test its reaction capabilities. In addition to the above, we and our subsidiaries also made progress in the selection and adoption of emerging technologies that allow us to strengthen our technical capacity such as User and Entity Behavior Analytics - UEBA, Endpoint Detection and Response - EDR, Cloud Access Security Broker - CASB, Cloud Security Posture Management – CSPM, among others. While we frequently experience cyberattacks, such as malware and ransomware infections, phishing, interception of sensitive data in cyberspace, and other attacks, which have required immediate CSIRT attention and have resulted in some temporary interruptions in non-operational areas, these attacks have not, to date, had a material impact on our business or clients. Depending on the seriousness of a cybersecurity incident, they are required to be reported to the corresponding committees of Information and IT security, and to the executive levels and Board of Directors of Grupo Aval. Nonetheless, future attacks could be more severe and have a material adverse impact on our business.

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

Cyber-attacks maintain a trend of sophistication and specialization, as well as a higher level of visibility of the same before the public, and even though none of the high-level media cases affected us or our subsidiaries, we remain alert as those incidents can occur and persist for a long period of time without our being able to detect them. Cyberattack investigations can be unpredictable and take time to complete. During that time, we may not know the extent of the damage caused or the best way to remedy such a cyberattack.

Additionally, we may not take the most appropriate actions to remediate or mitigate a cyber-attack, which would further exacerbate the costs and consequences of a cyber-attack.

As financial institutions, we and our subsidiaries are susceptible to cybersecurity risks such as malware, ransomware, computer hackers, disgruntled employees and other causes that could affect the IT infrastructure that supports our service channels. These risks have increased significantly due to the proliferation of new technologies, the use of the internet and automated processes, the diversification of channels to perform financial transactions, hand in hand with the development of new techniques of organized crime, hackers, hacktivists, terrorists and other external parties.

The high demand for specialized personnel in the field of cybersecurity combined with an insufficient preparation in the field may impact our ability to identify or timely hire such personnel, which could adversely impact our ability to deal with cybersecurity challenges in the future.

Furthermore, the SEC proposed amendments to its rules to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance and incident reporting. The cost of implementing any measures required to be able to comply with the rules, once such amendments are finalized and effective, is uncertain and we cannot determine the extent of the impact, if any, that such costs would have on our operations.

See “Item 4. Information on the company—Other corporate information—Cybersecurity”

Our policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to fines and other liabilities.

We and our subsidiaries are required to comply with applicable anti-money laundering laws, anti-terrorism financing laws, anti-bribery and other regulations. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures, and to report suspicious or large transactions to the applicable regulatory authorities. While we and our financial institutions have adopted policies and procedures including ultimate beneficial owners identification, aimed at detecting and preventing the use of banking networks for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, who are increasingly using sophisticated methods, such policies and procedures may not completely eliminate instances where they may be used by other parties to engage in money laundering and other illegal or improper activities.

We and our subsidiaries are subject to laws and regulations that prohibit corrupt payments to public officials, including the U.S. Foreign Corrupt Practices Act and Colombian regulations on transnational bribery. We have implemented Corporate Anti-corruption Policies and procedures, which incorporate, among other things, training, reporting channels, monitoring, internal investigations, and sanctions. While this system is designed to prevent and detect corrupt behavior and transactions, it does not completely eliminate the risk that our subsidiaries´ employees, providers, clients or agents may engage in corrupt practices.

If we or any of our subsidiaries, joint ventures or other affiliates fail to fully comply with applicable anti-money laundering laws, anti-terrorism financing laws, anti-corruption laws and other regulations, the relevant Government authorities to which they report have the power and authority to impose fines and other penalties.

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

Various banking institutions, which have recently been incorporated in Colombia, target the microcredit and small and medium enterprises segments. Local subsidiaries of international financial institutions have entered the market targeting corporate clients. The businesses of these new credit institutions may affect our market position in the individual, small and medium enterprises and our merchant banking operation. We also face competition from non-bank and non-financial competitors, such as fintechs. Several fintechs have started to develop as nonregulated businesses and subsequently sought lower tier banking licenses (for example as “compañías de financiamiento”), allowing them to receive savings deposits. Also, the National Development Plan draft presented by the Government in January 2023 has proposed an  Open Banking initiative, making it compulsory for banks to deliver the information and data of their customers to other entities, which may represent a competition risk for our business.

In addition, consolidation in the Colombian financial services industry has increased, which may also increase competition in the markets where we operate. See “Item 4. Information on the Company—B. Business overview—Competition”.

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

Our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of these opportunities is undermined by competitive pressures. As we expand the range of our products and services, some of which may be at an early stage of development in the Colombian market, we will be exposed to new and potentially increasingly complex risks and development expenses. Our employees and our risk management systems may not be adequate to handle such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all these factors, individually or collectively, could have a material adverse effect on us.

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

Mr. Sarmiento Angulo beneficially owns 97.8% of our common shares outstanding and 45.4% of our preferred shares outstanding, as of April 10, 2023, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The preferred shares do not have any voting rights and thus will not affect such control of our Group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, as of April 10, 2023, he beneficially owns 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 11.5% of Corficolombiana.

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

In the future we may engage, as we have done in the past, in business and financial transactions with our controlling shareholder and other shareholders that may present potential conflicts of interest between our company and these shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions.” While we believe that these transactions will be carried out on an arm’s-length basis, commercial and financial transactions between us and our controlling shareholder could create the potential for, or could result in, conflicts of interests between us and our other shareholders. To the extent that the price we pay for any assets acquired from our controlling shareholder exceeds the market value of such assets or is not as productive a use of our cash as other uses, our results of operations and financial condition could be adversely affected.

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

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real or “UVRs” (U.S.$ 4,496.5), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the Board of Directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 327.7 (U.S.$ 0.07)

and 66,000 UVRs = Ps 21,628,899.6 at December 31, 2022). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

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

The market price of our ADSs and preferred shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including actual or anticipated fluctuations in our operating results, economic downturns, political events in Colombia, or Panama, developments affecting the banking industry, exchange rates, changes in financial estimates by securities analysts or our failure to perform in line with such estimates, departures of key personnel, and sales of our preferred shares in the future, including by our banking subsidiaries who may have to sell our preferred shares obtained from investors who entered into loans with them to acquire our preferred shares in our offering of preferred shares in 2011, or the “Preferred Shares Local Offering”. Furthermore, common shares may be converted into preferred shares on a 1-1 basis provided that our preferred shares do not exceed 50% of our total subscribed share capital. Preferred shares are available for deposit into the ADS Program.

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

ITEM 4. INFORMATION ON THE COMPANY

A.          History and development of the company

We are Colombia’s largest banking group based on consumer loans, and the second largest based on commercial loans and deposits at December 31, 2022. We provide a comprehensive range of financial services and products from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

Grupo Aval Acciones y Valores S.A. is a “sociedad anónima”, domiciled in Bogotá, Colombia and organized under Colombian laws and regulations. Grupo Aval was incorporated on January 7, 1994 under the name Administraciones Bancarias S.A. On April 18, 1997, the company changed its name to Sociedad A.B. S.A., and on January 8, 1998 to Grupo Aval Acciones y Valores S.A. Grupo Aval was created by our chairman, Mr. Sarmiento Angulo, to consolidate his interests in the Colombian financial sector.

The following are some of the main milestones in the development of the company:

●	In 1971, Mr. Sarmiento Angulo acquired a majority stake in Banco de Occidente, and in 1972 founded Corporación de Ahorro y Vivienda Las Villas to focus on low- and middle-income mortgage financing. In 1981, Mr. Sarmiento Angulo purchased a minority stake in Banco de Bogotá, and in 1988 he acquired a majority stake and control, consolidating a major participation in the banking system. Banco de Bogotá acquired a substantial majority of, and absorbed, Banco del Comercio in 1992.
●	In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, and following the creation in 1993 of the private pension fund system in Colombia, expanded the business to include pension fund management in 1994. In 1996, Banco Popular was acquired from the Colombian Government. In 1997, Mr. Sarmiento Angulo acquired Corporación de Ahorro y Vivienda Ahorramas, which was later merged with Corporación de Ahorro y Vivienda Las Villas in 2000 and became Banco AV Villas in 2002.
●	Between 1997 and 1999, Corficolombiana (which was founded in 1959 as an affiliate of Banco de Bogotá) acquired and merged with several merchant banks, including Corfitolima, Corfiprogreso, Corfes, Corfiboyacá, Corfisantander, Corfiandes and Indufinanciera. In 2005, Corfivalle, also a merchant bank merged with Corficolombiana.
●	In 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions into Grupo Aval. The Red Aval (Grupo Aval Network) was also established in 1998 to provide an integrated service network of branches and ATMs.
●	Our international expansion began in 2010, with the acquisition of BAC Credomatic from GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation. In December 2013, we expanded our Central American operations with the acquisitions of BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador (merged into Banco de América Central S.A. (Guatemala)).
●	On April 18, 2013, we acquired Horizonte and completed its merger into Porvenir on December 31, 2013.
●	On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held a 38.3% equity interest in Corficolombiana, controlled Corficolombiana.
●	On December 4, 2018, Aval Soluciones Digitales S.A. received an operating license issued by the Superintendency of Finance, to act as the first SEDPE (Specialized Companies in Deposits and Electronic Payments) created by a financial institution in Colombia.

●	On December 31, 2018, our controlling shareholder registered Grupo Aval and some of its subsidiaries as part of the Sarmiento Angulo’s economic group (Grupo Empresarial Sarmiento Angulo) before the Chamber of Commerce of Bogotá.
●	On February 6, 2019, Law 1870 of 2017 came into force designating Grupo Aval as the holding company of the Aval Financial Conglomerate (which includes, aside from the holding company, all of the financial subsidiaries of the group). As such, Grupo Aval Acciones y Valores S.A. is now under surveillance of the Superintendency of Finance.
●	On May 22, 2020, we acquired through BHI, 96.6% of the common shares of MFG, and in June 2020, BHI acquired an additional 3.0% of MFG’s common shares.
●	On July 28, 2021, Grupo Aval, Banco de Bogotá, Banco de Occidente, Fiduciaria Bogotá and Fiduciaria de Occidente entered into the Porvenir Shareholders’ Agreement to provide for Grupo Aval to directly control Porvenir. Prior to July 28, 2021, Banco de Bogotá, which held a 36.5% equity interest in Porvenir, controlled Porvenir.
●	On March 25, 2022, after obtaining the necessary approvals, Banco de Bogotá executed a spin-off of a 75% equity stake in BHI to its shareholders and Grupo Aval subsequently spun-off its equity interest to its shareholders. As a result of the spin-off, Banco de Bogotá ceased to control BHI, retaining a 25% equity interest recognized as an investment in associates. Prior to the spin-off, BHI transferred its interest in MFG to Banco de Bogotá and, accordingly, MFG remains as a consolidated subsidiary. As a result of the spin-off, our Central American operations are limited to Panamá.
●	On December 6, 2022, and following the required corporate governance procedures, Banco de Bogotá obtained the necessary approvals to sell its 25% equity interest in a tender offer for up to 25% of BHI’s outstanding shares, launched by Esadinco S.A. (an affiliate of Mr. Sarmiento Angulo) on October 14, 2022. The offer was oversubscribed 1.20x, and as a result, on December 19, 2022, Banco de Bogotá sold 20.89% of its stake in BHI. The remaining 4.11% ceased to be an investment in associates and was recognized as a financial asset at fair value with changes in OCI (FVOCI). Grupo Aval retained an indirect stake of approximately 2.29% in BHI (representing our proportional interest in the 4.11% equity stake in BHI retained by Banco de Bogotá). On March 17, 2023, Banco de Bogotá sold the aforementioned 4.11% equity stake in BHI to Endor Capital Assets S.R.L. (an affiliate of Mr. Sarmiento Angulo).

Since 1999, Grupo Aval’s common shares have traded on the Colombian Stock Exchange under the ticker symbol “GRUPOAVAL”. Our preferred shares have been listed on the Colombian Stock Exchange since February 1, 2011 under the symbol “PFAVAL”. On September 22, 2014, we completed a SEC-registered initial public offering in the United States. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “AVAL” on September 23, 2014. Each ADS represents 20 preferred shares. For more information see “Item 9. The Offer and Listing—C. Markets”.

We have also completed three bond issuances in the international market through Grupo Aval Limited fully and unconditionally guaranteed by Grupo Aval Acciones y Valores S.A., in addition to those from our subsidiaries:

●	In February 2020, we completed our third international bond offering, issuing U.S.$1.0 billion (Ps 3,401.6 billion) at the date of the issuance of our 4.375% Senior Notes due 2030.

In addition, we have completed multiple issuances on the local markets with an outstanding balance of Ps 1,138.6 billion and Ps 1,132.6 billion at December 31, 2022 and December 31, 2021, respectively. The most recent of which are:

●	Grupo Aval’s sixth bond issuance in the local market on 2017 in an amount of Ps 400.0 billion.
●	Grupo Aval´s first tranche of its first issuance program of ordinary bonds in November 2019 in an amount of Ps 400.0 billion.

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

B. Business overview

Our strategy

As noted above, following the spin-off and divestiture of Aval’s stake in BHI, a substantial majority of our operations are in Colombia. As a result, during 2022 we shifted our strategic focus to Colombia, and by doing so, we believe we have increased our agility and flexibility to respond to the dynamics of the local markets, improve our strategic position and capture future growth.

As one of the largest banking groups in Colombia, we offer a comprehensive range of financial services that allow us to have diversified sources of income and enhance our profitability. We operate through a multi-brand strategy that enable us to capitalize on the strengths, particular knowledge and best practices of each of our subsidiaries and our qualified and experienced management teams, see “Item 6. Directors, Senior Management and Employees”. We believe this strategy has led us to be well positioned to take advantage of market opportunities derived from economic cycles.

We closely monitor the performance of our subsidiaries and the performance of our competitors, promote best practices and create synergies and efficiencies that can be captured across our subsidiaries.  We work on organically improve our market position, launch new products to serve new segments, improve our existing product and service offering and have cost-effective channels.

From time to time, we explore merger and acquisition opportunities. We have a proven track record of identifying, acquiring and integrating interests in companies we believe have strategic value to us. We provide support to our banking subsidiaries’ management teams in identifying opportunities, negotiating favorable terms and implementing acquisitions. We independently assess a prospective target’s strategic fit with the acquiring banking subsidiary and within our group as a whole, and aid our banks in evaluating, negotiating and implementing acquisitions.

All in all, we focus our efforts on pursuing our strategic goal of profitable and sustainable growth, primarily through the five strategic pillars:

i)	Risk management
ii)	Innovation and digitalization
iii)	Efficiency and economies of scale
iv)	Talent management
v)	Social and environmental impact
(i)	Risk management

Risk management is at the core of the banking business. Our strategic goal is to ensure that the financial risks we assume are within our risk appetite and are priced to generate long term value for our stakeholders and to strictly manage non-financial risks that we are exposed to in order to ensure the sustainability of our business.

Grupo Aval employs a risk management process that aims to identify, measure, monitor and control, as part of its daily activities, all the risks that fall under our risk management policies. We seek to excel in understanding, managing and pricing the financial risks, such as credit, liquidity, market, interest rate and capital risks, that we assume as part of our activity. We constantly monitor changes in the environment in order to assess our risk position and anticipate their impact on our business.

We implement risk underwriting standards and pricing discipline, seeking long-term value generation. Banks use funds transfer pricing (FTP) curves that allow them to isolate the risks managed by the asset liability management (ALM) units from the business units, as the base of an orderly pricing system for the intermediation activity.

We establish a corporate risk management system. Our subsidiaries must comply with risk related regulations in each jurisdiction they operate. In addition, our corporate risk function develops a consolidated assessment of the risks we take as a group, defines corporate risk policies, leads the effort to set risk appetites for our subsidiaries and oversee the implementation of appropriate risk management controls. Our risk management function coordinates group wide transformational initiatives. For a discussion of our risk management guidelines, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

We monitor and analyze cybersecurity incidents, assess their consequences, take the most appropriate actions to remediate or mitigate a cyber-attack and implement additional controls such as fraud intelligence, strengthening the enrollment process in digital channels, among others.  Also, we make sure that our third-party service providers follow our security standards and maintain insurance coverage given the increasing sophistication of cyber-attacks. See “Item 4. Information on the company—Other corporate information—Cybersecurity”.

(ii)	Innovation and Digitalization

A second strategic pillar is to expand our product and service offerings and diversify our sources of income by focusing on: (i) improving our market share in profitable segments and products in which we have organic growth potential; (ii) launching new products to serve new customers and segments; (iii) enhancing our product and service offerings through digitalization; and (iv) expanding our cross-selling efforts.

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

Our digital strategy considers 3 dimensions:

●	Digitalize existing products and processes. We intend to be more efficient, provide a better service and improve customer journeys. We believe that the banking industry is changing through efforts like ours. Accomplishing this objective will become a bank’s “ticket to play” in the future. Therefore, we are currently focusing most of our digitalization effort on this first dimension. So far, the digitalization of products has allowed banks to be closer to our customers and meet their financial needs. Additionally, we consolidated our data strategy capabilities by implementing a data platform "AUGUSTA" to apply analytics models to solve different business problems such as churn, buying propensity for our digital products, next best action, and fraud identification and prevention.
●	Develop new digital business models. In order to compete for new customers, we constantly develop new products and services to decrease costs of acquisition, costs of service and improve customer experience. A couple of examples are: a) Matilde, a digital marketing platform, and b) dale!, a payment solution. -Matilde- generates personalized recommendations of products and services in digital advertising spaces, seeking to reduce the acquisition cost of digital products and reduce deployment times derived from the segmentation of audiences dale! is a 100% digital platform of Aval Soluciones Digitales S.A., to reach new customers with little or no penetration mainly due to high customer acquisition costs (CAC), low profitability or that belonged to younger generations more inclined to maintain digital-only relationships.
●	Generate or participate in “digital ecosystems”. We believe that consumers are now looking for an integrated and seamless experience. For this reason, Grupo Aval aims to align the efforts of its different subsidiaries and strategic allies through a joint vision and digital tools. These efforts intend to embed our service portfolio in digital experiences from beginning to end, addressing our customers’ needs in terms of savings, investment, financing, and complementary services such as insurance and payments. This dimension of our digital strategy involves offering our digital financial products and services in a complementary way that adds value to the ecosystems through which other non-banking products and services are offered.
(iii)	Efficiencies and economies of scale

Another Grupo Aval strategic pillar is to identify and capture synergies between our banking subsidiaries in order to achieve economies of scale and improve our efficiency.

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

We work to identify potential synergies and assist in the implementation of technology and products developed at the holding level within our banks, to standardize and centralize technology and processes across each entity. We are migrating our main systems to the cloud, centralizing our entities telecommunications, standardizing some processes such as CRM and IFRS accounting, digitizing new products and transversal microservices and implementing homogeneous policies in all our technological processes such as cybersecurity.

Our marketing efforts are also coordinated pursuing two main objectives: (i) to increase the competitiveness of our subsidiaries; and (ii) to strengthen our positive corporate image, while encouraging our entities to establish their own identity. We negotiate corporate agreements for certain marketing services, develop initiatives to design and implement advertising and marketing campaigns of certain products and services for our subsidiaries and, set up marketing guidelines and pursue communications that increase the exposure of our brands and those of our subsidiaries.

We believe these efforts should allow us to improve our efficiency, benefiting from our combined scale by involving all our subsidiaries under a single umbrella.

(iv)	Talent management

Our strategic goal is to attract, develop and retain the best talent establishing conditions to maximize their well-being, enhance their capabilities and therefore contribute to Grupo Aval´s competitiveness.

To achieve this, we and our subsidiaries are committed to developing our human capital, focusing on well-being and training programs, diversity and inclusion, and in-house talent scouting at a corporate level. We are developing a corporate talent retention and promotion policies, supported on transparent goal setting and objective performance measurement and compensation.

(v)	Social and Environmental Impact

We believe that conducting business sustainably is central to achieving long-term value. In that sense, our social and environmental strategic pillar is to minimize the direct and indirect impact of our activities to achieve sustainable growth. In addition, we seek to prevent, mitigate, correct and compensate any negative impact that our operations may have. We seek to conduct our businesses in a sustainable manner, as we are committed to positively contribute to society and the reduction of our environmental impact. As part of our efforts, we coordinate the social and environmental initiatives of our subsidiaries, to increase our positive impact on our stakeholders. We are developing a comprehensive sustainability strategy based on sound corporate governance practices, environmental protection, and contribution to society.

ESG Model

We have developed an ESG Model that allows us to implement environmental, social, and governance initiatives in accordance with our strategic objective of achieving sustainable and profitable growth. Hence, our sustainability model covers five dimensions, which are aligned with our strategic pillars: (1) Corporate governance and risk, (2) Financial performance, (3) Corporate efficiencies and innovation, (4) Human capital and (5) Environment (social and environmental).

During 2022, our ESG initiatives were recognized in The Dow Jones Sustainability Index where we improved our rating by 10 points compared to the previous year. We reached 43 points, improving in the Social, Governance and Economic dimensions. In addition, Grupo Aval and its Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, and Banco AV Villas) joined the United Nations Environment Program Financial Initiative (UNEP FI), in order to support the transition to sustainable economies. Also, we maintained our adherence to the United Nations Global Compact, aligning our strategy with universally accepted principles and the contribution to and achievement of Sustainable Development Goals (SDGs).

Regarding our environmental dimension, at December 31, 2022, 1.8% of Banco de Bogota’s loan portfolio in Colombia was outstanding in industries that have positive environmental impact. Banco de Bogotá was the first bank to be certified as Carbon Neutral by ICONTEC (Instituto Colombiano de Normas Técnicas y Certificación) in June 2022. Furthermore, in December 2022, Banco de Bogotá adhered its lending and investment portfolios to the Net Zero Banking Alliance to align with pathways to net-zero by 2050. Separately Grupo Aval measured the carbon footprint for 2019, 2020, 2021 for scopes 1, 2 and 3, under GHG Protocol, evidencing a 56% reduction in GHG emissions between 2021 and 2019.

In relation to our social dimension, Grupo Aval, our banks, Porvenir and Corficolombiana renewed the Friendly Biz certification, endorsed by Future Builders and granted by CCLGBT (Cámara de Comerciantes LGBTI), recognizing us as entities with policies and processes that strengthen diversity, equity, and inclusion. Banco de Bogotá, Banco Popular, Banco de Occidente, Corficolombiana, and Porvenir have been recognized by Great Place to Work as some of the best employers in the country. Porvenir received the first-place award in Great Place to Work for women in Colombia. Grupo Aval, our subsidiary banks, Porvenir and Corficolombiana participated in Aequales PAR Ranking to find opportunities for improvement and promote actions that close gender equality gaps.

Regarding financial inclusion, dale!, Grupo Aval’s digital wallet, reached more than 600,000 customers in 2022, achieving 425% growth over the previous year and 2.3 million successful monetary transactions, 311% more than in 2021. Moreover, Banco de Bogotá allocated over Ps 216 billion to support microentrepreneurs in 756 Colombian municipalities, extended financial education activities to 356,000 beneficiaries, and issued over 300,000 UNICEF debit cards to support the education of Colombian children. Porvenir impacted more than 2 million people in 2022 with its financial education program, which received the quality seal granted by the Superintendency of Finance.

Regarding the governance dimension, Grupo Aval has a Corporate Governance Committee comprising members of the company’s senior management, which among others, is responsible for reviewing the company’s ESG matters. With respect to diversity in Grupo Aval’s Board of Directors, among other criteria, the experience, suitability, and moral character of board member candidates are determining factors. Grupo Aval’s Board of Directors is diverse in terms of age, gender, and profession (i.e. 28.5% of our board members are women).

Finally, our banks are in the process of implementing the Environmental and Social Risk Management System (ESRMS) for their respective loan portfolios. Banco de Occidente, Banco Popular, and Banco AV Villas started the diagnostic phase in 2022 and they expect to conclude the implementation process in 2023. Banco de Bogotá has had ESRMS since 2019.

Our operations

We manage our business through six main operating segments: Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Porvenir and Corficolombiana (see Note 31 to our audited consolidated financial statements for more information), through which we conduct three main business lines: Commercial banking, merchant banking and pension and severance fund management. Prior to March 2022, BHI was one of our operating segments through which we consolidated our interests in BAC. See “Item 4. Information on the Company – A. History and development of the company”

Grupo
AVAL
Banco de Bogotá
Banco de Occidente
banco popular
Banco AV Villas
68.9%
72.3%
93.7%
79.9%
SUBSIDIARIES CONSOLIDATED AT BANCO DE BOGOTÁ
multibank
porvenir
Corficolombiana

Owner			Voting Rights	Total Shares
Grupo Aval		20.0%	9.2%	8.7%
Banco de Bogotá	99.6%	46.9%	36.6%	34.7%
Banco de Occidente		33.1%	4.4%	4.2%
Banco Popular			5.5%	5.2%
Total	**99.6%**	**100.0%**	**55.7%**	**52.8%**
% Consolidated by Aval	**68.6%**	**75.8%**	**42.8%**	**40.5%**

Grupo Aval is part of Grupo Empresarial Sarmiento Angulo which was declared on December 31, 2018 and registered on January 31, 2019.

Source: Company data at December 31, 2022. Porvenir is held in Banco de Bogotá as follows: 36.5% through Banco de Bogotá and 10.4% through Fiduciaria Bogotá. Porvenir is held in Banco de Occidente as follows: 24.2% through Banco de Occidente and 8.9% through Fiduciaria de Occidente.

In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, he beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 11.5% of Corficolombiana, at April 10, 2023.

At December 31, 2022, 91.5% of our consolidated assets were recorded in our Colombian entities and 8.5% in Panama through MFH. In terms of businesses, 80.5% of our total consolidated assets were from our commercial banking subsidiaries, 18.3% were from Corficolombiana, and 1.2% were on-balance sheet consolidated assets of our pension and severance fund manager, Porvenir. On a consolidated basis, Grupo Aval manages Ps 295.6 trillion of on-balance sheet assets, and Ps 371.7 trillion of off-balance sheet assets (assets under management).

Commercial banking

We provide commercial banking services in Colombia and Panama. In Colombia, we operate four commercial banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). In Panama we operate through MFH and its subsidiaries. Customers of any of our banks in Colombia may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red Aval (Grupo Aval network).  Our Red Aval (Grupo Aval network) is one of the largest networks of ATMs and branches in Colombia and has been a key element of our competitive positioning in the Colombian market.

Under our multi-brand strategy, each of our banks focuses on particular types of customers, geographic regions and products. Our banks are encouraged to compete among themselves and with other market participants, while operating within central strategic guidelines established by our management. We believe that this strategy has contributed to our financial performance and allowed us to provide an integrated service network to our customers.

Our differentiated multi-brand business model builds on the individual strengths of our banks and the wide recognition of their brands. Each of our banks has developed over time a focus on particular and, to a degree, overlapping market sectors, geographic regions and services and products in Colombia. As a group, we are present in all banking businesses in Colombia, as shown in the following chart:

Through the subsidiaries of our banks, we also offer bancassurance, insurance, trust, bonded warehousing and brokerage transactions, real estate escrow services, merchandise and document storage and deposit, customs agency, cargo management, surety bond and merchandise distribution services, payment and collection services, and provide deposit and lending operations in foreign currencies.

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the third largest bank measured by gross loans 11.4% market share at December 31, 2022. It is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans, with a particular focus on large corporations and a market share of 14.7% of commercial loans at December 31, 2022. Banco de Bogotá had a market share of 8.6% of consumer loans in Colombia and of 7.8% of mortgages, both at December 31, 2022. At December 31, 2022, Banco de Bogotá had a market share of 11.7% of deposits. At and for the year ended December 31, 2022, Banco de Bogotá had consolidated total assets of Ps 137.9 trillion and net income attributable to controlling interest of Ps 2.8 trillion on a consolidated basis.

Banco de Bogotá’s corporate strategy is centered in its customers, for which the bank strives to improve its value proposition on a regular basis, enhancing its products, strategies, initiatives, and efforts, in order to improve customer experience, as well as its role in society. The bank’s values place a significant importance on sustainability. Banco de Bogotá is the first carbon-neutral bank in Colombia, and adhered to the Net Zero Banking Alliance and Task Force on Climate-related Financial Disclosures, among other initiatives. Among several sustainable projects, the bank supports job creation for young populations, agribusiness startups, and women in the textile industry. In addition, it issues debit cards that support the education of Colombian children and the Amazon’s reforestation, and has generated solar energy in some of its offices. For the third year in a row, the bank was certified as a Great Place to Work.

Banco de Bogotá is constantly working to update its technological infrastructure. In 2022, the bank revamped 325 ATMs installing state-of-the-art machines. The bank also implemented a facial recognition system, which was used by 2.2 million customers to validate their identity without physical interaction with its branch network, achieving a fully digital experience. The bank implemented 20 machine-learning models this year, focused on loan placement, deposit behavior estimation and insurance. In 2022, Banco de Bogotá originated 1.3 million digital loans amounting to Ps 4.4 trillion pesos, registering an annual growth of  92%.

Banco de Occidente is the fifth largest bank in Colombia measured by gross loans, with a market share of 6.4% at December 31, 2022. It focuses on mid-size and small and medium sized (SME) corporate customers, state-owned entities and high net-worth customers and has a diversified revenue stream. Banco de Occidente had market shares of 8.5% of commercial loans and 5.4% of consumer loans at December 31, 2022. Banco de Occidente had a market share of 8.2% of Colombia’s checking accounts at December 31, 2022. At December 31, 2022, Banco de Occidente had total consolidated assets of Ps 60,004.4 billion and net income attributable to owners of the parent of Ps 452.5 billion for the year ended December 31, 2022.

During 2022, Banco de Occidente continued implementing different strategies focused on improving commercial effectiveness, optimization of distribution channels, integration with its subsidiaries, digitalization, and launching several ESG initiatives. Banco de Occidente segments its corporate and personal banking customers in terms of service channels, commercial coverage and product offerings which increased sales force productivity. Banco de Occidente continued the commercial integration with its trust and portfolio management services offered by Fiduciaria de Occidente, off-shore products offered to Colombian and international clients through Banco de Occidente Panama and Occidental Bank Barbados, and added new shared services offerings to its subsidiaries in areas such as technology. On the digitalization front, during 2022 Banco de Occidente increased its digital products offering, with the launch of GoU Payment Gateway, while adding new digital products such as savings accounts in personal banking and Occicuenta for SMEs, and focusing on digital ecosystems such as Carroya.com and metrocuadrado.com.

Banco Popular is the seventh largest bank in Colombia measured by gross loans, with a market share of 3.9% at December 31, 2022. Banco Popular operates primarily in the consumer and public sector businesses. Banco Popular is a premier provider of financial solutions to Government entities nationwide with a particular strength in public sector deposits and loans. A significant portion of its portfolio consists of payroll loans to pensioners and public sector employees. Its access to payroll deductions for repayment of loans has historically resulted in consumer loans with a substantially lower-risk profile as compared to the banking system (consumer past-due loans of 3.1% compared to a banking system average of 5.4% at December 31, 2022). At December 31, 2022, Banco Popular had total consolidated assets of Ps 32,667.4 billion and net income attributable to owners of the parent of Ps 80.2 billion for the year ended December 31, 2022.

Banco Popular continues to work towards its purpose of being a sustainable company that creates experiences that positively transform people's lives. Banco Popular’s strategy for the future is based on three pillars: (i) strengthen its leadership in payroll loans supported by digitalization; (ii) diversify product offering, such as personal loans, credit cards and mortgages; and (iii) further penetrate the medium-size business sector. In 2022, Banco Popular continued to work on its digital transformation process as part of which the bank adopted an agility-based strategy, thorough a project called “Positive and Agile”, aimed at seeking and promoting incremental value generation through the adoption of new forms of collaborative work based on agile work practices. On the product offering front, the bank assembled a task force to create a product targeted to real estate developers. This effort should increase the bank’s penetration of this client segment and set the base for an expansion into new home financing, complementing the bank’s traditional focus on existing home financing. Additionally, Banco Popular continued developing alliances with fintechs to expand its personal loans offering oriented to employees of private companies, achieving a 250.7% or Ps 319.4 billion increase over the past year in the balance of this product, which now accounts for 2.7% of the bank’s consumer loans.

Banco AV Villas is the eleventh largest bank in Colombia measured by gross loans and focuses on services and products such as payroll loans and credit cards, as well as its traditional line of mortgages. Banco AV Villas has a broad service network throughout Colombia, with a concentration in Colombia’s central region, including Bogotá and the southwestern region. Banco AV Villas had a market share of 2.5% of deposits, 2.3% of gross loans, 4.5% of consumer loans and 2.6% of mortgages at December 31, 2022. At December 31, 2022, Banco AV Villas had total consolidated assets of Ps 19,648.3 billion and net income attributable to owners of the parent was Ps 103.4 billion.

Banco AV Villas seeks to continue expanding in the small- and medium-size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas is developing projects focusing its efforts on the digitalization of the bank’s services to improve customer service experience.

MFH through MFG provides a wide variety of financial services in Panama, mainly commercial, investment, mortgage and consumer banking, insurance, factoring, leasing and training services, as well as real estate. The main subsidiary of MFG is Multibank Inc., which consolidates the banking, insurance and portfolio management operations of the company.

Multibank Inc., is the sixth largest privately owned bank in Panama measured by gross loans, with a market share of 4.6%, the eighth measured by total deposits, with a market share of 3.4% as of December 31, 2022. At the same date, Multibank had a market share of 7.5 % of commercial loans, 4.4% of residential mortgage loans and 6.3% of consumer loans in Panama. In terms of outstanding balances, Multibank is the second largest provider of automobile loans in Panama with a market share of 16.8%, the third largest in agricultural loans with a market share of 17.6%, and the fourth largest in real estate developer loans with a market share of 10.5%.

During 2022, MFG continued to focus on its core retail and commercial banking business by strengthening the niche areas it successfully competes in, implementing different strategies focused on customer life cycle and superior customer service. Multibank continued segmenting its customer base and developing service platforms and product offerings tailored to the specific needs and characteristics of each of its client segments. The bank improved its online platform to further increase its clients’ access to products and services. In terms of sustainability, Multibank implemented policies to provide preferential interest rates for financing projects related to the installation of solar panels, biodigesters, wind power, hybrid vehicles, acquisition of energy efficiency appliances through credit cards, among others, to promote sustainable financing.

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

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV	Grupo Aval
	Bogotá(1)	Occidente	Popular	Villas	aggregate(2)

	(in thousands)
Total corporate customers, as of:
December 31, 2022	228.2	58.6	6.8	31.3	324.9
December 31, 2021	216.4	58.8	6.9	30.6	312.8
(1)	These figures include MFG.
(2)	Reflects aggregated amounts of our banking subsidiaries, these figures may include overlap of customers.

Individual customers

Our banks provide services and products to individuals throughout Colombia and Central America. Our banks classify their individual banking customers into separate categories based principally on income. The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV		Grupo Aval
	Bogotá(1)	Occidente	Popular	Villas	Corficolombiana	aggregate(2)

	(in thousands)
Total individual customers, as of:
December 31, 2022	8,412.8	1,107.1	3,513.7	1,226.8	315.7	14,576.2
December 31, 2021	7,691.5	1,031.7	3,460.4	1,174.9	343.3	13,701.8
(1)	These figures include MFG.
(2)	Reflects aggregated amounts of our banking subsidiaries, these figures may reflect overlap of customers in Colombia.

Lending activities

We classify our banks’ loans into the following categories: commercial, consumer, microcredit and mortgages. The following table presents our total loans, net at December 31, 2022.

	At December 31, 2022
	Operating segments
	Banco de	Banco de	Banco	Banco			Other	Grupo Aval
	Bogotá	Occidente	Popular	AV Villas	Porvenir	Corficolombiana	segments (1)	consolidated(2)

	(in Ps billions)
Commercial	67,018.2	32,071.0	7,444.5	3,218.8	—	1,720.7	1,508.8	110,742.8
Commercial loans	62,525.8	30,950.6	7,434.9	3,171.6	—	1,422.6	1,508.8	104,775.1
Interbank and overnight funds	4,492.4	1,120.5	9.7	47.1	—	298.2	—	5,967.7
Consumer	21,747.4	11,142.6	16,522.6	9,248.6	—	758.2	—	59,419.4
Mortgages	11,539.3	2,488.0	1,252.8	2,584.4	—	18.7	—	17,883.4
Microcredit(2)	265.3	—	2.2	0.2	—	—	—	267.7
Total gross loans	100,570.3	45,701.7	25,222.2	15,051.9	—	2,497.6	1,508.8	188,313.4
Loss allowance	(5,293.3)	(2,033.2)	(1,248.8)	(577.2)	—	(42.2)	(2.9)	(9,197.5)
Total loans, net	95,277.0	43,668.5	23,973.4	14,474.7	—	2,455.5	1,505.9	179,115.8
(1)	Commercial loans reflect the loans extended by Grupo Aval Acciones y Valores S.A. to an unconsolidated related party in December 2022.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(3)	Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente) without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the minimum wage.

At December 31, 2022, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 4.0%, 6.2% and 7.8%, respectively, of our consolidated total gross loan portfolio.

Commercial loan portfolio: consists of general purpose loans (loans with a maturity of over one year), working capital loans (loans with a maturity of up to one year), leases, loans funded by development banks, corporate credit cards and overdraft loans. Loans funded by development banks are loans granted to customers and focused on specific economic sectors and are funded by national or international government or government-related institutions. Interbank and overnight funds are short-term borrowings mostly entered into between banks. The following table presents our commercial loan portfolio at December 31, 2022.

	At December 31, 2022
	Operating segments
	Banco de	Banco de	Banco	Banco			Other	Grupo Aval
	Bogotá	Occidente	Popular	AV Villas	Porvenir	Corficolombiana	segments (1)	consolidated(2)

	(in Ps billions)
General purpose loans	46,908.6	19,284.4	6,153.0	2,855.4	—	—	1,508.8	74,473.6
Working capital loans	9,324.2	4,910.0	396.0	1.4	—	—	—	14,631.6
Leases	3,388.9	5,831.0	207.3	14.6	—	1,422.6	—	10,862.0
Interbank and overnight funds	4,492.4	1,120.5	9.7	47.1	—	298.2	—	5,967.7
Loans funded by development banks	2,329.1	766.2	669.9	288.0	—	—	—	4,053.3
Overdrafts	350.8	68.3	7.0	10.6	—	—	—	436.6
Credit cards	224.2	90.6	1.6	1.7	—	—	—	317.9
Commercial loans	67,018.2	32,071.0	7,444.5	3,218.8	—	1,720.7	1,508.8	110,742.8
(1)	General purpose loans reflect the loans extended by Grupo Aval Acciones y Valores S.A. to an unconsolidated related party in December 2022.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Consumer loan portfolio: consists of payroll loans, personal loans, automobile and other vehicle loans, credit cards, overdrafts, leases, and general purpose loans. A payroll loan is a type of loan where payments are deducted directly from an employer’s salary. The following table presents our consumer loan portfolio at December 31, 2022.

	At December 31, 2022
	Operating segments
	Banco de	Banco de	Banco	Banco			Other	Grupo Aval
	Bogotá	Occidente	Popular	AV Villas	Porvenir	Corficolombiana	segments	consolidated(1)

	(in Ps billions)
Payroll loans	7,803.0	3,988.7	15,658.3	5,856.7	—	—	—	33,306.7
Credit cards	3,709.1	1,520.9	417.1	1,376.5	—	—	—	7,023.6
Personal loans(2)	7,084.1	3,138.2	446.8	1,998.3	—	758.2	—	13,425.6
Automobile loans and leases	3,069.8	2,334.6	0.2	16.6	—	—	—	5,421.1
Leases	9.1	9.4	0.0	—	—	—	—	18.5
General purpose loans	—	148.1	—	—	—	—	—	148.1
Overdrafts	72.3	2.8	0.2	0.5	—	—	—	75.9
Consumer loans	21,747.4	11,142.6	16,522.6	9,248.6	—	758.2	—	59,419.4
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(2)	Mostly composed of personal installment loans.

We provide credit card services to our bank customers mainly through the Visa and MasterCard networks. The following table presents the number of activated issued credit cards of our banks in Colombia at the dates indicated.

	Activated Issued Credit Cards
	December 31,	December 31,
Operating segment	2022	2021
Banco de Bogotá	1,423,079	1,170,381
Banco de Occidente	572,300	555,764
Banco Popular	226,088	255,252
Banco AV Villas	520,353	487,828
Total activated issued credit cards	2,741,820	2,469,225

Mortgages portfolio: In Colombia, Banco de Bogotá, Banco de Occidente and Banco AV Villas are our main originators of loans to customers for the purchase of real estate secured by mortgages, while Banco Popular is increasing its presence in this business. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, upon origination and all of our mortgage loans (excluding housing leases) have maturities of up to fifteen years. The weighted average maturity of the Colombian mortgage loan portfolio at December 31, 2022 was 188 months (contractual life at the time of origination). Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income in compliance with Colombian regulation. The weighted average maturity of MFH’s mortgage portfolio at December 31, 2022 was 288 months (contractual life at the time of origination). MFH has no significant exposure to the higher risk sectors, such as vacation homes or second-home mortgages.

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

	At December 31, 2022
	Operating segments
	Banco de	Banco de	Banco	Banco			Other	Grupo Aval
	Bogotá	Occidente	Popular	AV Villas	Porvenir	Corficolombiana	segments	consolidated(1)

	(in Ps billions)
Checking accounts	16,280.5	7,586.6	1,101.9	1,481.6	—	—	—	25,932.1
Savings accounts	32,317.0	22,022.0	12,388.4	9,152.8	—	1,169.6	—	74,293.9
Time deposits	39,006.6	13,390.8	10,793.0	4,198.1	—	5,142.6	—	72,273.7
Other deposits	423.4	96.6	31.2	12.0	1.1	277.3	—	841.5
Customer deposits	88,027.5	43,095.9	24,314.5	14,844.5	1.1	6,589.6	—	173,341.1
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Distribution channels

Our banks provide services and products to their customers through our network. Each of our banks manages its own distribution network. In 1998, we created Red Aval (Grupo Aval network) in Colombia, which allows customers of any of our banks to make transfers, payments and undertake other basic banking functions in the networks of our other banks, through traditional channels and electronic networks, with results posting in real time to the accountholder’s bank with no additional fees. Red Aval (Grupo Aval network) services vary for each channel. In Panama, we serve our customers through a diversified distribution network that includes branches, ATMs, a standardized online banking platform, call centers and mobile phone banking.

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

During 2022, we continued optimizing our footprint by either closing, relocating or adapting branches to increase the effectiveness of our distribution network. The following table presents our total full-service branches in Colombia and Panama, at December 31, 2022 and 2021.

			Change, December 31, 2022 vs.
	At December 31,		December 31, 2021
	2022	2021	#	%
Banco de Bogotá	477	517	(40)	(7.7)
Banco de Occidente	176	183	(7)	(3.8)
Banco Popular	189	188	1	0.5
Banco AV Villas	262	285	(23)	(8.1)
Colombia	1,104	1,173	(69)	(5.9)
Panama	20	20	—	—
Full-service branches	1,124	1,193	(69)	(5.8)

We continued optimizing our ATM footprint by either closing, relocating or adapting ATMs to increase the effectiveness of our distribution network. The following table presents our total ATMs in Colombia and Panama, at December 31, 2022 and 2021.

			Change, December 31, 2022 vs.
	At December 31,		December 31, 2021
	2022	2021	#	%
Banco de Bogotá	1,648	1,694	(46)	(2.7)
Banco de Occidente	266	267	(1)	(0.4)
Banco Popular	693	756	(63)	(8.3)
Banco AV Villas	507	555	(48)	(8.6)
Colombia	3,114	3,272	(158)	(4.8)
Panama	60	89	(29)	(32.6)
ATMs	3,174	3,361	(187)	(5.6)

The following table presents our other points of service in Colombia and Central America, at December 31, 2022 and 2021.

			Change, December 31, 2022 vs.
	At December 31,		December 31, 2021
	2022	2021	#	%
Banco de Bogotá	15,277	12,295	2,982	24.3
Banco de Occidente	38,577	32,265	6,312	19.6
Banco Popular	103	106	(3)	(2.8)
Banco AV Villas	2,680	2,210	470	21.3
Colombia	56,637	46,876	9,761	20.8
Panama	—	—	—	N.A.
Other points of service(1)	56,637	46,876	9,761	20.8
(1)	In Colombia, other points of service include banking correspondents (corresponsales bancarios) or “CBs” and payment collection centers (centros de pago).

In 2022, our transaction mix continued shifting toward digital channels. As such, successful monetary transactions through non-physical channels accounted for 24.9% of total transactions in 2022, 1.3% more than in 2021.

The following tables present volumes for successful monetary transactions processed through our distribution channels and their share of total transactions, in Colombia, Panama and the aggregate number for Grupo Aval, at the dates indicated.

			Change, December 31, 2022 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2021		December 31,
	2022	2021	#	%	2022	2021

	(in thousands)
Branches	68,818	67,451	1,367	2.0	17.4	16.6
ATMs	129,374	141,311	(11,936)	(8.4)	32.6	34.7
Banking correspondents and other	99,284	106,185	(6,901)	(6.5)	25.1	26.1
Online banking	41,273	60,181	(18,908)	(31.4)	10.4	14.8
Mobile banking	57,521	31,903	25,618	80.3	14.5	7.8
Automated telephone banking	63	112	(48)	(43.3)	0.0	0.0
Colombia	396,335	407,142	(10,808)	(2.7)	100.0	100.0

			Change, December 31, 2022 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2021		December 31,
	2022	2021	#	%	2022	2021

	(in thousands)
Branches	888	865	23	2.7	30.8	32.2
ATMs	905	878	26	3.0	31.3	32.7
Banking correspondents and other	—	11	(11)	(100.0)	—	0.4
Online banking	436	355	80	22.6	15.1	13.2
Mobile banking	657	577	80	13.9	22.8	21.5
Panama	2,886	2,687	199	7.4	100.0	100.0

			Change, December 31, 2022 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2021		December 31,
	2022	2021	#	%	2022	2021

	(in thousands)
Branches	69,707	68,316	1,391	2.0	17.5	16.7
ATMs	130,279	142,189	(11,910)	(8.4)	32.6	34.7
Banking correspondents and other	99,284	106,196	(6,911)	(6.5)	24.9	25.9
Online banking	41,709	60,536	(18,827)	(31.1)	10.4	14.8
Mobile banking	58,178	32,480	25,698	79.1	14.6	7.9
Automated telephone banking	63	112	(48)	(43.3)	0.0	0.0
Total	399,220	409,829	(10,609)	(2.6)	100.0	100.0

Merchant banking

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2022. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as trust services, among others. Corficolombiana had consolidated total assets and shareholders’ equity attributable to owners of the parent of Ps 54,030.3 billion and Ps 11,514.0 billion, respectively, at December 31, 2022. Net income attributable to owners of the parent was Ps 1,728.1 billion for the year ended December 31, 2022.

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

The following table provides information regarding Corficolombiana’s consolidated assets distributed by sectors at December 31, 2022.

	At December 31, 2022
			Financial
	Energy and		Services &
	Gas	Infrastructure	Others	Hospitality	Agribusiness	Total

	(in Ps billions)
Total assets(1)	18,620	24,896	8,711	924	878	54,030.3
As a percentage of total assets	34.5%	46.1%	16.1%	1.7%	1.6%	100.0%
(1)	Eliminations are assigned to each operating segment.

Corficolombiana’s main investments in the energy and gas sector include a 50.9% controlling stake in Promigas S.A. E.S.P., the second largest natural gas pipeline and distribution company in Colombia, and a minority stake in Grupo Energía Bogotá S.A. E.S.P, or “GEB”, an electricity and gas group. Promigas is included in our consolidated financial statements as it is under our “control” as defined in IFRS 10. However, pursuant to Colombian Regulation (Code of Commerce) Promigas is not a company under direct or indirect control of Grupo Aval.

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

In the financial services & others sector, Corficolombiana offers trust and brokerage services to third-party customers through two subsidiaries: Fiduciaria Corficolombiana S.A. and Casa de Bolsa S.A. For information on Corficolombiana’s consolidated lending and deposit taking activities see “Item 4. Information on the Company—B. Business overview—Commercial Banking”. In 2022 the liquidation process of Leasing Corficolombiana S.A. was completed.

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

Investment banking and treasury businesses

Corficolombiana’s investment banking team provides advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions and project finance. Corficolombiana has led the participation of private sector companies in infrastructure projects. In 2022, Corficolombiana’s investment bank helped raise financing and coordinate projects with third parties and sometimes with related parties.

Corficolombiana is a relevant participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency-denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2022, Corficolombiana had consolidated total fixed income assets of Ps 4,146.9 billion.

Pension and severance fund management

Porvenir is controlled by and consolidated under Grupo Aval. Porvenir is the leading private pension and severance fund management business in Colombia, based on assets under management, with a 44.6% market share of assets under management at December 31, 2022. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Through Aportes en Línea, Porvenir manages social security related information systems designed to provide employees with efficient payment solutions.

For the year ended December 31, 2022, 62.1% of Porvenir’s revenues were derived from mandatory pension funds, 27.5% from severance funds, 9.8% from voluntary pension funds and 0.5% from third-party sponsored pension liability funds. Porvenir derived the remaining 0.1% of its revenues from a combination of the profitability of its own investment portfolio, stabilization reserves and other income.

The following table presents a breakdown of Porvenir’s assets under management at the dates indicated. Adverse capital market conditions throughout 2022 drove the 1.9% contraction in the volume of funds managed by Porvenir, which in turn negatively affected returns on the stabilization reserve. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Porvenir”.

			Change, December 31, 2022 vs.
	At December 31,		December 31, 2021
	2022	2021	#	%

	(in Ps billions)
Mandatory pension funds	159,338.6	160,419.8	(1,081.1)	(0.7)
Severance funds	7,592.5	7,680.2	(87.7)	(1.1)
Voluntary pension funds	4,836.0	5,207.9	(371.9)	(7.1)
Third-party sponsored pension funds	19,425.4	21,500.6	(2,075.2)	(9.7)
Total assets under management	191,192.5	194,808.4	(3,615.9)	(1.9)

The following table presents a breakdown of Porvenir’s clients at the dates indicated.

			Change, December 31, 2022 vs.
	At December 31,		December 31, 2021
	2022	2021	#	%

	(in thousands)
Mandatory pension funds	11,341.2	10,729.6	611.6	5.7
Severance funds	5,095.8	4,852.2	243.6	5.0
Voluntary pension funds	198.0	197.0	1.0	0.5
Total clients	16,635.1	15,778.9	856.2	5.4

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 72.4% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented (0.8)% and 15.7% of its total revenues for the years ended December 31, 2022 and December 31, 2021, respectively. In 2022 returns were negatively affected by the overall capital markets performance described above.

Distribution channels

Porvenir attracts new individual customers mainly through its direct sales force (1,079 individuals) with direct report to five regional sales managers located in Bogotá, Antioquia, the Southern Region, the Eastern Region and the Northern Region. At December 31, 2022, Porvenir had 54 offices, 5 service modules, 64 electronic service centers and 6 business service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

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

The following market share and other data comparing us and our banking subsidiaries to our competitors is based on information derived from the combined separate financial information reported to the Superintendency of Finance by our 4 commercial banks based on Colombian IFRS. Our main competitors in Colombia are Bancolombia, Davivienda and BBVA Colombia, which are the three leading banking groups following Grupo Aval. Average balances are calculated using the 13 end-of-month average balances between December 2022 and December 2021. Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.

The following table shows ROAA, ROAE, efficiency ratio and Colombian market share information of our Colombian banking subsidiaries, our aggregate operation and our principal competitors in accordance with Colombian IFRS on a separate basis.

	At and for the Year ended December 31, 2022
	Grupo Aval entities
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA
	Bogotá(1)	Occidente	Popular	Villas	Aggregate (1)(2)	Bancolombia	Davivienda	Colombia

	(in percentages)
ROAA(3)	2.1	1.0	0.2	0.6	1.4	3.1	0.9	1.0
ROAE(4)	12.9	10.9	2.4	7.0	11.0	20.8	8.5	15.8
Efficiency ratio(5)	43.1	56.7	83.9	79.1	55.1	38.2	45.4	48.3
Market share in Colombia:
Net income	15.8	3.5	0.5	0.8	20.7	48.7	8.0	6.6
Deposits	11.7	6.4	4.1	2.5	24.6	26.0	14.8	11.5
Gross loans	11.4	6.4	3.9	2.3	24.0	26.9	16.7	10.8
Assets	11.9	5.9	3.5	2.1	23.5	26.6	14.8	10.7
Branches	9.4	3.5	3.7	5.1	21.7	11.4	9.8	8.0
ATMs	10.3	1.7	4.3	3.2	19.4	31.5	13.6	9.3

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

Lending activities

At December 31, 2022, we had the second largest market share of gross loans in Colombia, with a 24.0% market share. We have a strong presence in commercial loans and in consumer loans (particularly in payroll loans, in which we had a 45.3% market share at December 31, 2022).

The following table presents a breakdown of the market share of our gross loans and that of our competitors by category at December 31, 2022.

	At December 31, 2022
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Commercial loans	26.2	34.1	13.5	8.9	17.3
Consumer loans	26.9	20.1	17.2	12.8	23.1
Mortgages loans	14.2	20.5	29.9	14.9	20.5
Microcredit loans	1.5	3.4	0.0	0.0	95.0
Gross loans	24.0	27.0	16.7	10.8	21.5

Source: Company calculations based on separate information published by the Superintendency of Finance.

Loan Portfolio Quality

We believe that the credit quality of our gross loans compares favorably against our principal competitors. The following table presents credit quality metrics for our gross loans and that of our competitors at the dates indicated.

	Loans past due more	Loans rated	Gross provision	Net provision	Allowance / loans
	than 30 days / gross	C, D, E	expense / average	expense / average	past due more
	loans	/ gross loans(1)	gross loans(2)	gross loans(3)	than 30 days

Colombian IFRS	For the year ended December 31, 2022
	(in percentages)
Banco de Bogotá	3.9	7.0	2.0	1.5	158.2
Banco de Occidente	3.1	5.7	1.9	1.4	160.0
Banco Popular	3.0	3.9	0.9	0.7	170.7
Banco AV Villas	3.2	3.2	1.3	0.7	134.7
Grupo Aval aggregate	3.5	5.8	1.7	1.3	158.3

Bancolombia	3.5	5.5	2.2	1.9	178.5
Davivienda	5.8	6.5	4.4	3.6	105.7
BBVA Colombia	3.0	4.4	1.6	1.3	169.7
Rest of the Colombian market	4.4	5.6	2.7	2.2	129.7

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	For further information about loan classification categories, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
(2)	Gross provision expense is defined as provision expenses net of provision recoveries.
(3)	Net provision expense is defined as gross provision expense minus recoveries of charged-off loans.

Deposits

At December 31, 2022, we had the second largest market share of total deposits in Colombia, with a market share of 24.6%. At the same date our principal competitors—Bancolombia, Davivienda and BBVA Colombia—had market shares of 26.0%, 14.8% and 11.5%, respectively.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2022.

	At December 31, 2022
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Checking accounts	30.7	27.8	11.9	11.2	18.4
Savings accounts	24.5	29.0	15.5	10.2	20.8
Time deposits	24.1	21.5	15.4	13.8	25.1
Other deposits(1)	3.5	19.3	7.9	7.3	62.1
Total deposits	24.6	26.0	14.8	11.5	23.1

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	Other deposits for the rest of the Colombian market include judicial deposits, mainly in Banco Agrario.

At December 31, 2022, deposits represented a larger share of our total funding than that of most of our principal competitor banks, and we had a higher concentration of checking accounts. The table below presents the total funding mix across the Colombian market at December 31, 2022.

	At December 31, 2022
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Funding:
Deposits	79.5	83.0	76.6	85.8	71.1
Other funding(1)	20.5	17.0	23.4	14.2	28.9
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	16.8	14.4	10.8	13.1	10.8
Savings accounts	49.0	55.1	51.8	43.7	44.6
Time deposits	33.8	28.6	36.0	41.6	37.7
Other deposits	0.4	1.9	1.4	1.6	6.9
Total deposits	100.0	100.0	100.0	100.0	100.0
Average rate paid on funding:
Average rate paid on deposits	5.1	3.5	5.3	5.2	4.7
Average rate paid on other funding(1)	5.9	6.6	7.4	8.2	6.0
Average rate paid on total funding	5.3	4.1	5.8	5.6	5.0

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Other funding includes interbank borrowings and overnight funds, borrowings from banks, bonds issued and borrowings from development entities.

Distribution channels

Through our banking subsidiaries, we have the largest branch network in Colombia, with 1,173 branches and 3,114 ATMs at December 31, 2022. The following table presents the distribution of branches and ATMs across the market at December 31, 2022.

	At December 31, 2022
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate	1,104	21.7%	3,114	19.4%
Bancolombia	583	11.4%	5,040	31.5%
Davivienda	502	9.8%	2,181	13.6%
BBVA Colombia	407	8.0%	1,496	9.3%
Rest of the Colombian market	2,501	49.1%	4,188	26.1%

Source: Company calculations based on separate information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries. ATMs for the Rest of the Colombian market include “Servibanca”, an ATM network.

Merchant banking

Corficolombiana was the largest merchant bank (corporación financiera) in Colombia in terms of assets and equity at December 31, 2022. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. Corficolombiana also faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities, equity and net income at and for the year ended December 31, 2022.

Colombian IFRS	Assets	Liabilities	Equity	Net income

	(in percentages)
Corficolombiana	85.3	96.3	76.1	89.8
Banca de Inversión Bancolombia S.A.	7.7	0.6	13.6	6.7
BNP Paribas Colombia Corporación Financiera S.A.	1.3	1.5	1.2	2.2
Corporación Financiera GNB Sudameris S.A.	4.2	1.1	6.7	1.4
Corporación Financiera Davivienda S.A.	1.5	0.4	2.5	—

Source: Information published by the Superintendency of Finance.

Pension and severance fund management

Porvenir is the leading private pension fund manager in Colombia in terms of assets under management. Porvenir’s principal private competitors are other pension fund managers, including Protección, Colfondos and Skandia. Based on separate data prepared under Colombian IFRS, at December 31, 2022, Porvenir was the most efficient pension and severance fund manager in Colombia, with an efficiency ratio of 66.9%.

The following table presents the market shares of the main market participants in the private pension and severance fund management business with respect to assets under management and individual customers at December 31, 2022, as well as net income for the year ended December 31, 2022. Net income for Protección in 2022 includes non-recurring net income related to the spin-off of its captive insurance to a newly created insurance company in an amount estimated to have increased its market share of net income from 3.2% to 55.5%.

	At and for the year ended December 31, 2022
	Porvenir	Protección	Colfondos	Skandia

	(in percentages)
Individual customers to pension funds:
Mandatory	60.5	29.4	9.4	0.7
Severance	54.7	34.8	9.7	0.7
Voluntary	23.7	58.2	7.0	11.1
Total	57.6	32.0	9.4	1.0
Assets under management:
Mandatory	46.1	35.2	13.0	5.7
Severance	47.9	39.1	10.4	2.6
Voluntary	20.6	42.7	6.4	30.3
Total	44.6	35.8	12.5	7.0
Net income:	29.3	55.5	3.5	11.8

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

Grupo Aval manages the Group’s IT strategy focused on architecture, cybersecurity, processes, infrastructure, cloud computing and corporate procurement. Although we encourage each banking subsidiary to maintains its own information technology system, we work to identify potential synergies and assist in the implementation of technology and products developed at the holding level within our banks, to standardize and centralize technology and processes across each entity.

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

Our principal projects currently consist of the following:

●	Migration of main systems to the cloud: This project commenced in 2022 and will last for five years (until 2027) and is expected to obtain savings of technology costs after completion.
●	Centralization: We are currently working on centralizing our entities’ telecommunications. This project will take approximately two years.
●	Basic software activity: We are focusing on the standardization of some processes in our banking subsidiaries, such as customer relationship management (CRM), treasury, IFRS accounting, habeas data and different cybersecurity tools.
●	Digitalization: Our focus on digitalization encompasses creating new products (customer experience) and transversal microservices that can be invoked though new apps or channels.

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

Cybersecurity

Cybersecurity risks for financial institutions, such as ours, are constantly monitored and updated based on new technologies. In the past years we have significantly increased the scope of our capabilities to respond to the proliferation of new attempts to break our security barriers, the use of the Internet and automated processes, the diversification of channels to perform financial transactions, hand in hand with the development of new techniques of organized crime, hackers, hacktivists, terrorists and other external parties. In 2022 these risks were managed successfully. In addition, we continue introducing new products and services, such as our digital channels, which requires updating processes and could result in new operational risks that we may not fully appreciate or identify.

Given this scenario, it is increasingly a priority for us and our subsidiaries to strengthen security teams. This is particularly in banking, our main activity, where the high demand for specialized personnel in the field of cybersecurity has become a real obstacle, boosted by the new technological tools of hackers, the rapid obsolescence of knowledge in security operation teams, and insufficient preparation in this specific field. We are exposed to potential cybersecurity events both directly in Aval and our subsidiaries as well as through our service providers and other third parties.

We and our subsidiaries are susceptible to malware, ransomware, computer hackers, disgruntled employees, hacktivists and other causes that could affect the IT infrastructure that supports our service channels. We outsource certain services and, although we require that our service providers follow our security standards, we cannot assure that any of our service providers will not experience cyber-attacks that would affect the provision of our services or interrupt our business. In the event of a breakdown or improper operation of our or a third party’s systems or unauthorized action by third parties or our employees, we could suffer financial loss, an impairment to our liquidity, a disruption of our businesses, regulatory sanctions or damage to our reputation. While many of our agreements with third party vendors include indemnification provisions, we may not be able to recover sufficiently, or at all, to adequately offset any losses; although we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, it may be insufficient to cover all losses.

Cybersecurity incidents are immediately reported through the High Impact Event Report and analyzed by the information security and technology security department to assess their consequences both with regards to the entity affected within Grupo Aval and to any affected third parties. We monitor the existence of such situations on a quarterly basis in the Corporate Vicepresidency of Risk and Compliance, allowing us to determine whether any of the incidents, individually or in aggregate, are to be categorized as a high impact event.

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

During 2022, the security controls associated with working remotely were maintained and strengthened in order to restrict and protect access to information and technological resources by our collaborators. In addition, more tools and services supported by emerging technologies such as machine learning, artificial intelligence and user behavior have been acquired and implemented, which allow us to identify, protect, detect and respond in a timely manner to possible incidents and/or cyber-attacks.

To mitigate the risks generated by the increase in the use of digital channels, we have continued with the implementation of additional controls such as: channel restriction for sending double authentication factors, fraud intelligence with rules based on statistical models, as well such as strengthening the enrollment process in digital channels. On the other hand, the transaction monitoring processes have increased and the awareness campaigns for our clients have been reinforced. Additionally, a process has been adopted through which every subsidiary reports the changes made to the controls or the implementation of new ones.

We implemented a policies that seeks to ensure that the risks are identified, measured, controlled and monitored, and considers the international best practices and regulations. The cyber-security risk management system is designed as a three line model: (i) a first line, which is responsible for defining information security strategy and the preventive detection and isolation of advanced threats, (ii) a second line that establishes the risk management framework and is responsible monitor the management of information security risks, and (iii) a third line  that supports regulatory compliance,  independent supervision of the of the implementation of the first two lines and report of results to the Audit Committee.

Grupo Aval's senior management is committed to cybersecurity risk management, through a clear strategy which includes the allocation of human, technical and financial resources and a clear definition and disclosure of responsibilities regarding to cybersecurity.

Finally, the SEC proposed amendments to its rules to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance, and incident reporting by public companies. These amendments include policies and procedures for cybersecurity risk assessment, Management’s cybersecurity expertise and its role in managing cybersecurity risk and implementing policies and procedures, board-level governance around cybersecurity risk, identification of board member with cybersecurity expertise. Subject to the issuance of final rules, we are analyzing the potential impacts that these amendments could have, as well as the actions to be taken in this regard.

Intellectual property

We register and monitor our brands and trademarks in Colombia and abroad according to the marketing and commercial strategy established for each country. Part of this monitoring is focused in evaluating possible registration and renovation of brands and trademarks in Colombia, the United States, Mexico and other South and Central American countries, always in connection to Grupo Aval business strategy. We also evaluate continuously the possibility to object third party requesting for registration of brands and trademarks in countries in the region that, due to their similarity to Grupo Aval’s logos, could be generate a confusion or misleading to the public.

Selected statistical data

The following tables present select statistical information in accordance with subpart 1400 of Regulation S-K.

In March 2022, our subsidiary Banco de Bogotá completed the spin-off of 75% of its equity interest in BAC Holding International, Corp., or BHI (formerly Leasing Bogotá S.A., Panamá or LB Panamá), and its consolidated subsidiaries.  This represented 51.6% of Grupo Aval’s beneficial ownership interest in BHI and resulted in Grupo Aval’s loss of control of the previously consolidated subsidiary, which was also a standalone operating segment of Grupo Aval. Accordingly, BHI was deconsolidated from Grupo Aval’s consolidated statement of financial position as of March 31, 2022, and BHI’s results of operations for periods prior to the spin-off have been reclassified to discontinued operations in Grupo Aval’s consolidated Statement of income for all periods included in this Annual Report on Form 20-F. In December 2022, Banco de Bogotá sold an additional 20.89% equity interest in BHI (representing approximately 14.4% of Grupo Aval’s then-remaining beneficial ownership interest in BHI) in an unsolicited tender offer by Esadinco S.A. (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”), which resulted in Grupo Aval losing its significant influence over BHI, and thereafter Grupo Aval’s remaining approximately 2.8% beneficial ownership interest ceased to be accounted for as an investment in associates and was recognized as a financial asset at fair value with changes in OCI (FVOCI). Accordingly, equity method for the period between April and November 2022, during which BHI was accounted for as an equity method investee, has been reclassified to discontinued operations in Grupo Aval’s consolidated Statement of income. In accordance with IFRS, our consolidated statement of financial position for periods prior to December 31, 2021 have not been retrospectively adjusted. As a result of the spin-off, we ceased to report BHI as an operating segment. Banco de Bogotá has since sold the entirety of its equity interest in BHI.

For the years ended December 31, 2022, 2021 and 2020, the results of discontinued operations are presented separately on the consolidated statement of income; however, following the deconsolidation of a discontinued operation, no retrospective adjustments are permitted to be made to the prior period consolidated statements of financial position under IFRS. To facilitate meaningful analysis and comparability, average statement of financial position balances prior to the consummation of the spin-off, including as used to calculate average yields and average rates, have been adjusted to exclude the impact of discontinued operations substantially in accordance with Article 11 of Regulation S-X, and all information presented under “Item 4. Information on the Company — Selected statistical data” refers to financial data of continuing operations, unless otherwise specifically noted. For more information about the impact of the spin-off and subsequent tender offer, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal factors affecting our financial condition and results of operations—Transactions related to BHI – Discontinued operations” and Note 1.1 “Discontinued Operations of BAC Holding” to our audited consolidated financial statements.

Distribution of assets, liabilities and equity, interest rates and interest differential

●	average statement of financial position for 2022, 2021 and 2020 have been calculated as follows: the average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year, adjusted where applicable to exclude the impact of discontinued operations.

Average Statement of Financial Position

For the years ended December 31, 2022, 2021 and 2020, the following table presents:

●	average balances for 2022, 2021 and 2020 calculated using the average of balances for our assets and liabilities (based on a five period average) according with the above paragraph;
●	interest income earned on assets and interest paid on liabilities; and
●	average yield and interest rate for our interest-earning assets of continuing operations and interest-bearing liabilities of continuing operations, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning
	assets for the years ended December 31,
	2022			2021 (1)			2020
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	balance	earned	yield	balance	earned	yield	balance	earned	yield

	(in Ps billions, except percentages)
ASSETS
Interest-earning assets
Fixed Income Investments
Domestic	27,454.1	1,757.7	6.4%	26,096.8	841.9	3.2%	20,326.5	713.1	3.5%
Foreign	3,714.3	85.8	2.3%	3,521.1	67.4	1.9%	4,002.1	44.9	1.1%
Total	31,168.4	1,843.5	5.9%	29,617.9	909.3	3.1%	24,328.6	758.0	3.1%
Interbank and overnight funds (2)
Domestic	3,245.5	477.8	14.7%	1,703.0	133.6	7.8%	1,626.7	163.6	10.1%
Foreign	69.4	9.9	14.3%	92.7	1.4	1.5%	108.6	0.9	0.8%
Total	3,314.9	487.7	14.7%	1,795.7	135.0	7.5%	1,735.3	164.5	9.5%
Loans - Client portfolio
Domestic	151,661.6	16,010.7	10.6%	135,192.9	10,896.4	8.1%	130,428.1	11,784.0	9.0%
Foreign	15,674.1	1,061.1	6.8%	13,030.9	850.8	6.5%	12,691.5	509.6	4.0%
Total	167,335.7	17,071.8	10.2%	148,223.8	11,747.2	7.9%	143,119.5	12,293.6	8.6%
Loans 32)
Domestic	154,907.1	16,488.5	10.6%	136,895.9	11,029.9	8.1%	132,054.7	11,947.6	9.0%
Foreign	15,743.6	1,071.1	6.8%	13,123.6	852.2	6.5%	12,800.1	510.5	4.0%
Total	170,650.6	17,559.5	10.3%	150,019.5	11,882.1	7.9%	144,854.8	12,458.1	8.6%
Total interest-earning assets
Domestic	182,361.1	18,246.2	10.0%	162,992.8	11,871.8	7.3%	152,381.2	12,660.7	8.3%
Foreign	19,457.9	1,156.8	5.9%	16,644.6	919.6	5.5%	16,802.2	555.4	3.3%
Total interest-earning assets	201,819.0	19,403.0	9.6%	179,637.4	12,791.4	7.1%	169,183.4	13,216.1	7.8%
Total non-interest-earning assets	72,812.5	—	—	63,065.5	—	—	61,251.8	—	—
Total interest-earning and non interest-earning assets
Domestic	253,107.0	18,246.2	7.2%	224,454.8	11,871.8	5.3%	212,185.8	12,660.7	6.0%
Foreign	21,524.5	1,156.8	5.4%	18,248.1	919.6	5.0%	18,249.4	555.4	3.0%
Total assets	274,631.5	19,403.0	7.1%	242,702.9	12,791.4	5.3%	230,435.2	13,216.1	5.7%

(1)    For comparative purposes only, including both continuing and discontinued operations, our total average interest-earning assets, interest income earned thereon and average yield thereon for the year ended December 31, 2021 amounted to Ps. 257,453.2 billion, Ps. 19,647.5 billion and 7.6%, respectively, and our total average non-interest-earning assets for the same year amounted to Ps. Ps. 87,080.5 billion, in each case as reported in our Annual Report on Form 20-F for the year ended December 31, 2021.

(2)  Reflects operations involving common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

(3)   Includes loans and interbank and overnight funds.

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities and
	equity for the years ended December 31,
	2022			2021 (1)			2020
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate

	(in Ps billions, except percentages)
LIABILITIES AND EQUITY
Interest-bearing liabilities
Interest-bearing checking accounts
Domestic	6,482.6	148.5	2.3%	7,465.4	54.5	0.7%	8,426.6	104.2	1.2%
Foreign	214.1	10.6	4.9%	237.1	7.9	3.3%	432.7	7.8	1.8%
Total	6,696.7	159.1	2.4%	7,702.5	62.4	0.8%	8,859.3	112.0	1.3%
Savings accounts
Domestic	69,915.4	3,541.8	5.1%	63,918.2	861.1	1.3%	56,078.0	1,285.5	2.3%
Foreign	1,805.1	14.1	0.8%	1,492.8	14.4	1.0%	1,435.3	6.8	0.5%
Total	71,720.4	3,555.8	5.0%	65,411.0	875.4	1.3%	57,513.4	1,292.2	2.2%
Time deposits
Domestic	52,114.7	3,692.2	7.1%	46,049.4	1,406.4	3.1%	48,541.9	2,016.1	4.2%
Foreign	9,316.6	349.3	3.7%	8,163.3	293.7	3.6%	8,140.6	157.4	1.9%
Total	61,431.3	4,041.5	6.6%	54,212.7	1,700.1	3.1%	56,682.6	2,173.5	3.8%
Total interest bearing deposits
Domestic	128,512.7	7,382.4	5.7%	117,433.0	2,322.0	2.0%	113,046.6	3,405.8	3.0%
Foreign	11,335.7	374.0	3.3%	9,893.2	315.9	3.2%	10,008.6	172.0	1.7%
Total	139,848.4	7,756.4	5.5%	127,326.2	2,637.9	2.1%	123,055.2	3,577.8	2.9%
Interbank and overnight funds (2)
Domestic	10,249.6	670.9	6.5%	9,919.5	160.3	1.6%	8,197.8	279.3	3.4%
Foreign	208.3	7.2	3.4%	104.7	2.2	2.1%	133.2	1.1	0.8%
Total	10,457.9	678.1	6.5%	10,024.2	162.5	1.6%	8,331.0	280.4	3.4%
Borrowings from banks and other
Domestic	21,518.6	974.6	4.5%	14,865.6	420.2	2.8%	16,135.0	564.5	3.5%
Foreign	5,131.9	162.4	3.2%	3,446.1	71.6	2.1%	2,998.2	31.6	1.1%
Total	26,650.5	1,137.0	4.3%	18,311.7	491.8	2.7%	19,133.2	596.1	3.1%
Long-term debt
Domestic	28,909.9	2,033.9	7.0%	27,710.2	1,301.9	4.7%	25,192.1	1,283.1	5.1%
Foreign	1,366.5	59.0	4.3%	1,543.0	66.7	4.3%	1,888.8	64.3	3.4%
Total	30,276.4	2,092.8	6.9%	29,253.2	1,368.7	4.7%	27,080.9	1,347.4	5.0%
Total interest-bearing liabilities
Domestic	189,190.8	11,061.9	5.8%	169,928.4	4,204.4	2.5%	162,571.5	5,532.6	3.4%
Foreign	18,042.5	602.5	3.3%	14,987.0	456.5	3.0%	15,028.8	269.0	1.8%
Total interest-bearing liabilities	207,233.3	11,664.4	5.6%	184,915.4	4,660.8	2.5%	177,600.3	5,801.6	3.3%
Total non-interest-bearing liabilities and equity	67,398.2	—	—	57,787.5	—	—	52,834.9	—	—
Total liabilities and equity	274,631.5	11,664.4	4.2%	242,702.9	4,660.8	1.9%	230,435.2	5,801.6	2.5%

(1)   For comparative purposes only, including both continuing and discontinued operations, our total average interest-bearing liabilities, interest expense paid thereon and average interest rate thereon for the year ended December 31, 2021 amounted to Ps. 266,029.1 billion, Ps. 6,918.7 billion and 2.6%, respectively, and our total average non-interest-bearing liabilities and equity for the same year amounted to Ps. 78,504.6 billion, in each case as reported in our Annual Report on Form 20-F for the year ended December 31, 2021.

(2)  Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense

The following tables allocate by currency of denomination, the changes in our interest income (interest-earning assets) and interest expense (interest-bearing liabilities) between the changes in average volume and changes in average yield (interest-earning assets) and average rates (interest-bearing liabilities) for the year ended December 31, 2022 compared to the year ended December 31, 2021 and the year ended December 31, 2021 compared to the year ended December 31, 2020. Volume and rate variances have been calculated based on variances in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing funding as follows: (a) changes in volume (change in volume times new rate) and (b) changes in rates (change in rate times old volume). Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. You should read the following tables and the footnotes thereto in conjunction to our observations noted in “—Average statement of financial position”.

	2022 - 2021			2021 - 2020
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change

	(in Ps billions, except percentages)
Interest-earning assets:
Fixed Income Investments
Domestic	86.9	829.0	915.9	186.1	(57.4)	128.8
Foreign	4.5	13.9	18.4	(9.2)	31.7	22.5
Total	91.7	842.5	934.3	162.4	(11.1)	151.2
Interbank and overnight funds (1)
Domestic	227.1	117.1	344.2	6.0	(36.0)	(30.0)
Foreign	(3.3)	11.8	8.5	(0.2)	0.8	0.5
Total	223.5	129.2	352.7	4.5	(34.1)	(29.5)
Loans
Domestic	1,738.6	3,375.7	5,114.3	384.0	(1,271.6)	(887.6)
Foreign	178.9	31.4	210.3	22.2	319.0	341.2
Total	1,949.8	3,374.8	5,324.7	404.5	(950.9)	(546.4)
Sum interest-earnings assets
Domestic	2,052.5	4,321.9	6,374.4	576.2	(1,365.1)	(788.9)
Foreign	180.1	57.1	237.2	12.7	351.5	364.2
Total interest-earnings assets	2,265.0	4,346.6	6,611.6	571.4	(996.1)	(424.7)
Interest-bearing liabilities
Checking accounts
Domestic	(22.5)	116.6	94.0	(7.0)	(42.7)	(49.7)
Foreign	(1.1)	3.8	2.7	(6.5)	6.6	0.1
Total	(23.9)	120.6	96.7	(9.4)	(40.3)	(49.7)
Saving accounts
Domestic	303.8	2,376.9	2,680.7	105.6	(530.0)	(424.4)
Foreign	2.4	(2.7)	(0.3)	0.6	7.0	7.6
Total	312.8	2,367.6	2,680.4	105.7	(522.5)	(416.8)
Time deposits	—	—	—	—	—	—
Domestic	429.7	1,856.0	2,285.7	(76.1)	(533.5)	(609.7)
Foreign	43.2	12.4	55.6	0.8	135.5	136.3
Total	474.9	1,866.4	2,341.3	(77.5)	(395.9)	(473.4)
Interbank and overnight funds (1)	—	—	—	—	—	—
Domestic	21.6	489.1	510.7	27.8	(146.8)	(119.0)
Foreign	3.6	1.4	5.0	(0.6)	1.7	1.1
Total	28.1	487.5	515.7	27.4	(145.4)	(117.9)
Borrowings from banks and other	—	—	—	—	—	—
Domestic	301.3	253.2	554.5	(35.9)	(108.5)	(144.3)
Foreign	53.3	37.4	90.7	9.3	30.7	40.0
Total	355.8	289.5	645.2	(22.1)	(82.3)	(104.4)
Long-term debt	—	—	—	—	—	—
Domestic	84.4	647.5	731.9	118.3	(99.4)	18.9
Foreign	(7.6)	(0.1)	(7.7)	(14.9)	17.3	2.4
Total	70.7	653.5	724.2	101.6	(80.4)	21.3
Total interest-bearing liabilities	—	—	—	—	—	—
Domestic	1,126.7	5,730.8	6,857.5	181.7	(1,510.0)	(1,328.2)
Foreign	101.8	44.3	146.1	(0.9)	188.3	187.4
Total interest-bearing liabilities	1,256.2	5,747.4	7,003.6	184.4	(1,325.2)	(1,140.8)

(1)  Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread of continuing operations for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,
	2022	2021	2020

	(in Ps billions, except percentages)
Interbank and overnight funds
Domestic	3,245.5	1,703.0	1,626.7
Foreign	69.4	92.7	108.6
Total	3,314.9	1,795.7	1,735.3
Loans - Client portfolio
Domestic	151,661.6	135,192.9	130,428.1
Foreign	15,674.1	13,030.9	12,691.5
Total	167,335.7	148,223.8	143,119.5
Fixed Income Investments
Domestic	27,454.1	26,096.8	20,326.5
Foreign	3,714.3	3,521.1	4,002.1
Total	31,168.4	29,617.9	24,328.6
Total average interest-earning assets
Domestic	182,361.1	162,992.8	152,381.2
Foreign	19,457.9	16,644.6	16,802.2
Total	201,819.0	179,637.4	169,183.4
Gross interest earned
Domestic	18,246.2	11,871.8	12,660.7
Foreign	1,156.8	919.6	555.4
Total	19,403.0	12,791.4	13,216.1
Net interest income (1)
Domestic	7,184.3	7,667.4	7,128.1
Foreign	554.3	463.2	286.4
Total	7,738.6	8,130.6	7,414.5
Average yield on interest-earning assets
Total Domestic	10.0%	7.3%	8.3%
Foreign	5.9%	5.5%	3.3%
Total	9.6%	7.1%	7.8%
Net interest margin (2)
Total Domestic	3.9%	4.7%	4.7%
Foreign	2.8%	2.8%	1.7%
Total	3.8%	4.5%	4.4%
Interest spread on loans (3)
Total Domestic	4.8%	6.1%	6.0%
Foreign	3.5%	3.3%	2.3%
Total	4.7%	5.9%	5.7%
Interest spread on total interest-earning assets (4)
Total Domestic	4.2%	4.8%	4.9%
Foreign	2.6%	2.5%	1.5%
Total	4.0%	4.6%	4.5%
(1)	Net interest income is calculated as interest income less interest paid and includes accrued interest on interbank and overnight funds.
(2)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, of continuing operations. Such average interest-earning assets for 2022, 2021 and 2020 are calculated as the sum of such interest-earning assets at each quarter-end during the applicable year and the prior year end divided by five.
(3)	Interest spread on loans is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing deposits.
(4)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

The following tables summarizes the weighted average yield for each range of maturities by category of debt securities at fair value through OCI and at amortized cost as of December 31, 2022.

	At December 31, 2022
Investments in debt securities at fair value through OCI	In one year or less	After one year through five years	After five years through ten years	After ten years	Total
	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	5.3%	11.0%	11.4%	11.0%	10.6%
Securities issued or secured by Colombian government entities	18.5%	15.5%	17.5%	—%	16.1%
Securities issued or secured by other financial entities	18.5%	19.0%	21.5%	16.9%	18.8%
Other securities	5.5%	22.0%	17.5%	—%	13.4%
Total weighted average yield, peso-denominated	8.2%	11.3%	12.6%	11.8%	11.1%

Foreign currency-denominated
Securities issued or secured by the Colombian government	2.7%	4.3%	5.8%	7.1%	4.3%
Securities issued or secured by foreign Central Banks	—%	—%	5.7%	—%	5.7%
Securities issued or secured by Colombian government entities	2.6%	4.2%	8.7%	—%	4.0%
US government and agencies	4.9%	4.2%	3.9%	3.1%	4.3%
Non-US governments and agencies	2.2%	5.3%	5.5%	7.3%	5.3%
Securities issued or secured by other financial entities	3.4%	4.5%	5.7%	—%	4.2%
Other securities	5.2%	5.1%	6.5%	8.1%	5.6%
Total weighted average yield, foreign currency-denominated	3.6%	4.6%	5.8%	5.5%	4.5%
Total Average Yield debt securities at fair value through OCI, net	5.6%	9.3%	9.9%	8.6%	8.7%

(1)  The weighted-average yield is computed using the internal rate of return, or “IRR”, at December 31, 2022.

	At December 31, 2022
Investments in debt securities at amortized cost	In one year or less	After one year through five years	After five years through ten years	After ten years	Total
	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	10.6%	—%	—%	—%	10.6%
Securities issued or secured by Colombian government entities	8.7%	—%	—%	—%	8.7%
Other securities	—%	—%	15.1%	—%	15.1%
Total weighted average yield, peso-denominated	9.4%	—%	15.1%	—%	9.4%

Foreign currency-denominated
US government and agencies	4.1%	—%	—%	—%	4.1%
Securities issued or secured by other financial entities	8.1%	7.2%	—%	10.0%	9.9%
Other securities	8.6%	6.1%	6.6%	8.5%	6.6%
Total weighted average yield, foreign currency-denominated	6.2%	6.5%	6.6%	10.0%	9.5%
Total Average Yield debt securities at amortized cost, net	9.3%	6.5%	8.7%	10.0%	9.4%

(1)  The weighted-average yield is computed using the internal rate of return, or “IRR”, at December 31, 2022.

Loan portfolio

Maturity Profile of the Loan Portfolio

The following table presents the maturities of our loan portfolio at December 31, 2022.

	At December 31, 2022
		After one	After five
	In one	year through	years through	After
	year or less	five years	15 years	15 years	Total

	(in Ps billions)
Domestic
Commercial
General purpose loans	34,231.4	28,353.0	6,752.8	5.9	69,343.1
Loans funded by development banks	1,236.6	2,089.2	727.4	—	4,053.3
Working capital loans	8,575.8	1,357.9	34.5	0.1	9,968.3
Credit cards	205.4	111.9	0.6	—	317.9
Overdrafts	198.2	—	—	—	198.2
Leases	2,755.4	6,126.5	1,915.7	25.0	10,822.6
Interbank and overnight funds	5,927.3	—	—	—	5,927.3
Total commercial	53,130.1	38,038.6	9,431.0	31.0	100,630.7
Consumer
Credit cards	3,350.8	3,193.5	217.7	—	6,762.1
Personal loans	2,995.8	8,496.3	1,109.1	7.1	12,608.3
Payroll loans	1,683.6	7,884.3	22,279.4	0.7	31,848.0
Automobile and vehicle loans	904.4	2,641.6	431.9	0.0	3,977.8
Overdrafts	31.1	0.0	0.0	—	31.1
General purpose loans	75.4	69.7	3.0	0.0	148.1
Leases	5.8	6.6	0.1	—	12.4
Total consumer	9,046.9	22,291.9	24,041.2	7.8	55,387.9
Mortgages
Mortgages	581.9	1,759.3	6,737.5	2,470.2	11,548.9
Leases	171.0	503.4	1,200.4	520.5	2,395.3
Total Mortgages	752.9	2,262.7	7,937.9	2,990.7	13,944.2
Microcredit	155.4	111.3	1.1	0.0	267.7
Total domestic portfolio	63,085.3	62,704.5	41,411.2	3,029.5	170,230.6
Foreign
Commercial
General purpose loans	1,175.9	3,673.0	278.5	3.1	5,130.5
Working capital loans	3,413.1	1,230.9	19.4	—	4,663.3
Overdrafts	234.1	4.4	—	—	238.5
Leases	9.4	30.0	—	—	39.4
Interbank and overnight funds	40.4	—	—	—	40.4
Total commercial	4,873.0	4,938.2	297.9	3.1	10,112.1
Consumer
Credit cards	225.0	20.2	16.4	—	261.5
Personal loans	1.1	29.8	305.9	480.7	817.4
Payroll loans	30.4	184.0	714.3	529.9	1,458.6
Automobile and vehicle loans	38.1	694.8	710.3	—	1,443.2
Overdrafts	44.4	0.3	—	—	44.7
Leases	1.2	4.8	—	—	6.0
Total consumer	340.2	933.9	1,746.8	1,010.6	4,031.5
Mortgages	0.0	6.4	159.5	3,773.1	3,939.1
Total foreign portfolio	5,213.2	5,878.5	2,204.3	4,786.8	18,082.8
Total loan portfolio	68,298.5	68,583.1	43,615.5	7,816.3	188,313.4

The following table presents our loan portfolio due after one year and within one year or less as of December 31, 2022, broken down between fixed and variable rates.

At December 31,
2022
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Domestic	38,656.6
Foreign	4,669.2
Total	43,325.8
Fixed rate:
Domestic	24,428.7
Foreign	543.9
Total	24,972.7
Total loans with maturity of one year or less	68,298.5

Loans with maturity of more than one year
Variable rate:
Domestic	44,610.3
Foreign	12,828.4
Total	57,438.7
Fixed rate:
Domestic	62,535.0
Foreign	41.2
Total	62,576.2
Total loans with maturity of more than one year	120,014.9
Total loan portfolio	188,313.4

Credit Ratios

The following table presents our credit ratios for the years indicated, adjusted where applicable to exclude the impact of discontinued operations:

	At December 31,
	2022	2021	2020

	(in Ps billions, except percentages)

Domestic
Commercial (1)	0.8%	1.3%	1.7%
Net charge-off during the period	677.8	1,046.2	1,373.7
Average amount outstanding	87,306.2	79,176.6	79,784.6
Consumer	4.3%	5.2%	3.7%
Net charge-off during the period	2,197.5	2,348.6	1,495.9
Average amount outstanding	51,331.9	44,846.7	40,644.2
Microcredit	28.4%	14.6%	13.3%
Net charge-off during the period	80.6	49.9	51.7
Average amount outstanding	284.3	342.8	388.9
Mortgages	0.3%	0.2%	0.1%
Net charge-off during the period	32.6	25.4	9.6
Average amount outstanding	12,739.2	10,826.8	9,610.4
Total domestic	2.0%	2.6%	2.2%
Net charge-off during the period	2,988.6	3,470.1	2,930.9
Average amount outstanding	151,661.6	135,192.9	130,428.1
Foreign
Commercial (1)	0.8%	0.5%	0.1%
Net charge-off during the period	68.4	39.2	7.6
Average amount outstanding	8,804.3	7,330.1	7,112.3

	At December 31,
	2022	2021	2020
	(in Ps billions, except percentages)
Consumer	4.1%	1.2%	0.5%
Net charge-off during the period	145.7	35.0	15.8
Average amount outstanding	3,524.0	2,983.8	2,963.3
Mortgages	0.3%	0.1%	0.0%
Net charge-off during the period	9.2	1.8	0.2
Average amount outstanding	3,345.9	2,717.0	2,615.9
Total foreign	1.4%	0.6%	0.2%
Net charge-off during the period	223.3	76.0	23.6
Average amount outstanding	15,674.1	13,030.9	12,691.5
Total loans	1.9%	2.4%	2.1%
Net charge-off during the period	3,211.9	3,546.1	2,954.5
Average amount outstanding	167,335.7	148,223.8	143,119.5
(1)	Reflects charge-offs of commercial loans entered into with clients, in the ordinary course of our business charge-offs for interbank and overnight funds are not usual.

For a discussion of Grupo Aval’s net impairment loss on financial assets see “Item 5. Operating and Financial Review and Prospects—A. Operating Results”.

See Note 4.1.5. “Risk Management” to our audited consolidated financial statements for the breakdown of allowance for credit losses by each loan category.

Deposits

The following table presents our average interest-bearing and non-interest bearing deposits by category for the periods indicated, adjusted where applicable to exclude the impact of discontinued operations:

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities
	for the years ended December 31,
	2022			2021			2020
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate

	(in Ps billions, except percentages)
Deposits
Interest-bearing deposits
Interest-bearing checking accounts
Domestic	6,482.6	148.5	2.3%	7,465.4	54.5	0.7%	8,426.6	104.2	1.2%
Foreign	214.1	10.6	4.9%	237.1	7.9	3.3%	432.7	7.8	1.8%
Total	6,696.7	159.1	2.4%	7,702.5	62.4	0.8%	8,859.3	112.0	1.3%
Savings accounts
Domestic	69,915.4	3,541.8	5.1%	63,918.2	861.1	1.3%	56,078.0	1,285.5	2.3%
Foreign	1,805.1	14.1	0.8%	1,492.8	14.4	1.0%	1,435.3	6.8	0.5%
Total	71,720.4	3,555.8	5.0%	65,411.0	875.4	1.3%	57,513.4	1,292.2	2.2%
Time deposits
Domestic	52,114.7	3,692.2	7.1%	46,049.4	1,406.4	3.1%	48,541.9	2,016.1	4.2%
Foreign	9,316.6	349.3	3.7%	8,163.3	293.7	3.6%	8,140.6	157.4	1.9%
Total	61,431.3	4,041.5	6.6%	54,212.7	1,700.1	3.1%	56,682.6	2,173.5	3.8%
Total interest bearing deposits
Domestic	128,512.7	7,382.4	5.7%	117,433.0	2,322.0	2.0%	113,046.6	3,405.8	3.0%
Foreign	11,335.7	374.0	3.3%	9,893.2	315.9	3.2%	10,008.6	172.0	1.7%
Total	139,848.4	7,756.4	5.5%	127,326.2	2,637.9	2.1%	123,055.2	3,577.8	2.9%
Non-Interest-bearing deposits
Non-interest-bearing checking accounts
Domestic	18,458.3	—	—%	17,341.3	—	—%	16,571.4	—	—%
Foreign	1,315.1	—	—%	1,295.8	—	—%	1,140.2	—	—%
Total	19,773.4	—	—%	18,637.0	—	—%	17,711.6	—	—%
Others deposits
Domestic	511.4	—	—%	287.5	—	—%	262.1	—	—%
Foreign	8.9	—	—%	7.1	—	—%	3.8	—	—%
Total	520.2	—	—%	294.5	—	—%	265.9	—	—%
Total non-interest bearing deposits
Domestic	18,969.7	—	—%	17,628.7	—	—%	16,833.5	—	—%
Foreign	1,323.9	—	—%	1,302.9	—	—%	1,144.1	—	—%
Total	20,293.6	—	—%	18,931.6	—	—%	17,977.6	—	—%
Total deposits

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities
	for the years ended December 31,
	2022			2021			2020
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate
	(in Ps billions, except percentages)
Domestic	147,482.4	7,382.4	5.0%	135,061.7	2,322.0	1.7%	129,880.1	3,405.8	2.6%
Foreign	12,659.6	374.0	3.0%	11,196.1	315.9	2.8%	11,152.7	172.0	1.5%
Total deposits	160,142.1	7,756.4	4.8%	146,257.8	2,637.9	1.8%	141,032.8	3,577.8	2.5%

The following table presents the amount of uninsured deposits by geography:

	At December 31, 2022 (1)
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
Barbados…...............................	—	1,161.3	1,161.3
Colombia…...............................	125,914.2	6,910.6	132,824.8
Panamá....................................	—	23,173.1	23,173.1
Total....................................................	125,914.2	31,244.9	157,159.1

(1) Includes uninsured: checking accounts, saving accounts, time deposits and other deposits.

The following table presents a maturity profile of our uninsured time deposits by geography:

	Colombia
	At December 31, 2022
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	12,081.9	1,032.9	13,114.8
Over 3 through 6 months..............................	8,783.7	1,748.0	10,531.8
Over 6 through 12 months............................	17,675.5	180.9	17,856.4
Over 12 months...........................	9,329.7	24.8	9,354.5
Total....................................................	47,870.9	2,986.6	50,857.5

	Barbados
	At December 31, 2022
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	145.8	145.8
Over 3 through 6 months..............................	—	322.6	322.6
Over 6 through 12 months............................	—	236.0	236.0
Over 12 months...........................	—	51.7	51.7
Total....................................................	—	756.1	756.1

	Panamá
	At December 31, 2022
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	2,391.0	2,391.0
Over 3 through 6 months..............................	—	4,840.7	4,840.7
Over 6 through 12 months............................	—	4,631.6	4,631.6
Over 12 months...........................	—	4,784.7	4,784.7
Total....................................................	—	16,647.9	16,647.9

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

During 2022, the URF along with the Ministry of Finance issued 8 decrees: Decree 053 of 2022, which amends the regulation regarding bonds issuance by private capital funds (hedge funds); Decree 175 of 2022 regarding capital ratios and Tier 1 and Tier 2 capital for Trust Managers Corporations, Pension Funds Managers, Stock Market Broker dealers and Investment Managers Corporations;  Decree 1297 of 2022 regarding Open Banking regulations; Decree 1387 of 2022 regarding minimum investments over Private Capital Funds (Hedge Funds); Decree 1458 of 2022 regulating investments of Pension funds over Private Capital Funds; Decree 1459 of 2022 which amends regulation regarding leasing agreement, low amounts consumer loans, and use of network agreements, among others; Decree 1533 of 2022 which amends regulation regarding legal lending limits and credit exposition to groups of related counterparties (“Great Expositions”); and Decree 1531 of 2022 regarding technical provisions for insurance companies.  As noted, some of this regulation seems to directly affect the profitability and business lines of our companies, specially Decree 1533 of 2022, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation.—Lending Limits”.

Superintendency of Finance

The Superintendency of Finance is a technical entity affiliated to the Ministry of Finance that performs the inspection, supervision and control authority of persons involved in financial, insurance and securities exchange activities, and any other operations related to the management, use or investment of resources collected from the public. The Superintendency of Finance is responsible for supervising the Colombian financial system with the purpose of preserving its stability and trustworthiness, as well as promoting, organizing and developing the Colombian securities market and protecting the users of financial and insurance services and investors in general.

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

The Superintendency of Finance exerts its supervisory powers over the financial sector on a consolidated and comprehensive basis. The consolidated supervision extends to all financial institutions including banks operating in Colombia and their subsidiaries abroad, in the latter case to the extent permitted by the laws of the respective country of incorporation. For these purposes, the Superintendency of Finance has executed several memorandums of understanding with foreign financial sector regulators, including the Superintendency of Banks of Panamá.

According to Decree 2555 of 2010, External Circular 029 of 2014 (“Basic Legal Circular”) and External Circular 100 of 1995 (“Basic Accounting and Financial Circular”) as amended, and to facilitate the Superintendency of Finance’s supervision, financial institutions are required to consolidate the results of operations of all of their subsidiaries in order to present consolidated financial statements of the controlling entity and its subsidiaries, consolidated solvency ratios and capital adequacy requirements of the group.

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

Between 2021 and 2023, 70 External Circulars (“CE” for its acronym in Spanish) have been issued by the Superintendency of Finance, we highlight the following: CE 02 of 2022 (Requirements  for conditioned coverage of the Interest Rate subsidy for urban new housing loan); CE 03 of 2023 (Updating of the Information System of the Colombian Stock Market ); CE 05 of 2022 (Green Taxonomy adoption); CE 012 of 2022 (Instructions regarding yearly financial statements and yearly reports) CE 021 of 2021 regarding Calibration for liquidity margins applicable for the Calculus of the Net Stable Funding Coeficient; CE 031 of 2021 (Instructions regarding the disclosure of information on social and environmental matters, including climate issues); CE 025 of 2022  (which instructs regarding interest rate risk over the Banking Book) among others.

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

The Superintendency of Industry and Commerce is responsible for approving mergers, acquisitions and integrations between and among enterprises, except for mergers, acquisitions or integrations between financial entities. Pursuant to Law 1340 of 2009, the Superintendency of Finance is the authority responsible for approving mergers, acquisitions and integrations between financial institutions. For such approvals, the Superintendency of Finance must obtain a prior written opinion by the Superintendency of Industry and Commerce. Nonetheless, if any of the provisions set forth in numeral 4. of the Resolution 2751 of 2021 of the Superintendency of Industry and Commerce are met, the requirement to obtain such written opinion is not mandatory.

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

As a result of Law 1870 of 2017, which became effective February 6, 2019, holding companies, such as Grupo Aval, became subject to the supervision of the Superintendency of Finance and are required to comply with this law. Law 1870 also granted the Colombian Government (Ministry of Finance) the authority to enact regulations regarding:

●	Rules of capital adequacy and minimum capital requirements of individual entities within a financial conglomerate,
●	Criteria pursuant to which the Superintendency of Finance will be allowed to exclude certain entities and investment companies from the scope of these regulations,
●	Criteria for determining whether certain entities must be identified as members of the financial conglomerate for the purpose of identifying, administering, monitoring and revealing conflicts of interest, and
●	Limits of exposure and concentration of risk applicable to the financial conglomerate.

The Law of Financial Conglomerates also provides the Superintendency of Finance with the authority to:

●	Instruct holding companies with respect to risk management, internal control, disclosure of information, conflicts of interest and corporate governance of the financial conglomerate,
●	Require changes in the organizational structure of the financial conglomerate when the existing structure does not allow adequate disclosure of information, a comprehensive and consolidated supervision and the identification of its beneficial owner,
●	Authorize the holding company to effect direct or indirect equity investments in financial entities, insurance companies and securities intermediaries,
●	Request information and conduct on-site visits, and
●	Cancel operating licenses of members of the financial conglomerate in cases where the controlling entity is domiciled in non-cooperative jurisdictions.

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

Pursuant to Law 1870, the Ministry of Finance enacted the following regulatory decrees:

●	Decree 246, issued on February 2, 2018, set the criteria under which the Superintendency of Finance may exclude from the scope of its supervision, entities or investment vehicles of a financial conglomerate. The exclusion criteria are the following: (i) when the size of the entity is not significant in relation to the financial conglomerate to which it belongs, or (ii) when the level of interconnection and risk exposure of the entity has no significant impact on the financial conglomerate.
●	Decree 774, issued on May 8, 2018, established Capital adequacy levels applicable to financial conglomerates. The technical assets of the financial conglomerate, as defined in the same decree, at no time may be less than the adequate equity of the financial conglomerate, also defined therein. The financial holding company is responsible for compliance, always, with the appropriate level of capital for the financial conglomerate, notwithstanding the obligations laid down in the regulation applicable to entities that are part of the financial conglomerate. If it becomes apparent that the technical assets of the financial conglomerate are less, the financial holding company must determine and inform the Financial Superintendence of Colombia the way in which it will be corrected.
●	Decree 774 of 2018, established the following criteria for the calculation of the capital adequacy applicable to financial conglomerates: (i) technical capital should not be lower than adequate capital, (ii) the financial holding is responsible for the compliance of the capital adequacy applicable to the financial conglomerate, and (iii) in order to determine the adequate and the technical capital applicable to a financial conglomerate, financial holdings shall select a calculation basis using: (a) consolidated information, b) separate information, or (c) a combination of consolidated and separate information. For these purposes, Grupo Aval selected a combination of consolidated and separate information.

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

Regulatory framework for Colombian financial institutions

Basic Framework: Decree 663 of 1993

The basic regulatory framework for the operations of the Colombian financial sector is set forth in the Financial System Organic Statute or “EOSF”, as amended by Laws 510 of 1999, 546 of 1999, 795 of 2003, 964 of 2005, 1328 of 2009, 1555 of 2012 and 1735 of 2014. Decree 2555 of 2010 as well as in External Resolution 8 of 2000 (exchange control regulation statute) and External Resolution 4 of 2006 issued by the Board of Directors of the Colombian Central Bank.

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

Each credit institution must be authorized by the Superintendency of Finance before it may develop and provide financial services. Furthermore, the activities of credit institutions are subject to limitations and restrictions, including limitations and restrictions relating to the extension of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, and the administration of third-party funds. One of the main restrictions on financial activities is that banks may not acquire or hold products, merchandise, equity shares of corporations operating in non-financial activities, income bonds, or other similar securities, except: (i) when the bank has received those goods or securities as collateral for loans it has made or (ii) with respect to shares, when they are issued by companies where banks are permitted to hold investments (mainly financial affiliates). Banks are also subject to other limitations, including limitations on lending activities.

Modifications to Framework

Laws 510 of 1999, 546 of 1999, 795 of 2003 and 1328 of 2009 have substantially modified the control, regulation and surveillance powers of the Superintendency of Finance. In addition, Law 510 of 1999 and Law 1328 of 2009 streamlined the procedures and powers for FOGAFIN. The main purpose of Law 510 of 1999 was to increase the solvency and stability of Colombia’s financial institutions by establishing rules regarding their incorporation, as well as the permitted investments of credit institutions, insurance companies and investment companies. Law 546 of 1999 was enacted in order to regulate the system of long-term housing loans.

Law 795 of 2003 was enacted with the purpose of broadening the scope of activities to be performed by financial institutions and to update Colombian regulations with the latest principles of the Basel Committee at that time. Law 795 of 2003 also increased the minimum capital requirements needed to incorporate a financial institution and authorized the Superintendency of Finance to take precautionary measures with respect to financial institutions whose capital falls below certain thresholds. For example, in order to avoid a temporary receivership or intervention by the Superintendency of Finance, troubled financial institutions must submit a restructuring program to the Superintendency of Finance.

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

On March 29, 2023, a major amendment to this rule was enacted by means of Decree 455 of 2023, which amended Decree 2555 of 2010 with regards to the certification of Interés Bancario Corriente and now includes five different certifications regarding new credit categories such as Rural Popular Productive Credit, Urban Popular Productive Credit, Rural Productive Credit, Urban Productive Credit, Productive Credit and Productive Credit of larger amounts. The certification of these banking interest rates may include any other source of credits (not only regulated banking entities) including lenders, credit originators and natural persons, among others. Given that this is a new regulation, it is uncertain the way in which its implementation will be undertaken. The Decree states that current banking interest rate will be in force for three months, until the methodology and sources for the new credit certifications are clearer.

Capital Adequacy Requirements

Pursuant to Decrees 1477 of 2018 and 1421 of 2019 Basel III principles were introduced to estimate adequate capital in credit institutions as follows:

●	Total solvency ratio is defined as the value of the technical capital (CET1, AT1 and T2) calculated under the terms of the Decree 1477 of 2018 and the Decree 1421 of 2019, divided by risk-weighted assets by level of credit, market and operational risk, at a minimum of 9%. Pursuant to Decree 2555 of 2010 (as amended), the Superintendency of Finance must grant prior approval of the eligibility of a debt, equity or hybrid instrument in order to be classified as Additional Tier I (AT1) or Tier II;
●	A minimum Core Equity Tier 1 (CET1) of 4.5%;
●	A minimum CET1 plus AT1 of 6%;
●	A capital conservation buffer of 1.5% consisting of CET1;
●	A systemic risk buffer of 1.0% for systemically important financial institutions (SIFI) consisting of CET1;
●	In addition, these Decrees established a minimum leverage ratio of 3%.

The following chart presents the statutory transition period as set forth in the Decrees 1477 of 2018 and 1421 of 2019:

(1)	Requires highest quality of capital.
(2)	Only applies to SIFIs as defined by the Superintendency of Finance. The Circular Letters 76 of 2020 and 72 of 2021 issued by the Superintendency of Finance, published the list of SIFIs for the year 2021 and 2022, which only included Banco of Bogotá among our Colombian banking subsidiaries, in accordance with the methodology defined for the identification of entities with systemic importance (External Circular 030 of 2019 issued by the same Superintendency).

The following tables set forth the consolidated capital adequacy information, in compliance with the applicable Superintendency of Finance’s guidelines, for each of our Colombian banking subsidiaries, Porvenir and Corficolombiana at December 31, 2022 and 2021. Each of our subsidiaries subject to capital adequacy requirements presents technical capital levels above the minimum regulatory capital adequacy requirements established in their respective jurisdictions.

Banco de Bogotá

	At December 31,
	2022	2021

	(in Ps billions)
Subscribed and paid-in capital	4	3
Reserves and retained earnings	13,301	18,371
Other comprehensive income	42	5,579
Net income for the period	2,805	4,357
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	(3,262)	(2,638)
Goodwill and other intangibles	(1,416)	(7,652)
Deferred tax assets	(1,036)	(1,222)
Other	(0)	—
CET1	10,438	16,798
Hybrid instruments recognized as additional primary capital	—	2,070
Other	—	—
AT1	—	2,070
Tier I	10,438	18,868

Subordinated bonds	3,136	3,439
Plus/minus others	—	—
Tier II capital	3,136	3,439
Other deductions from technical capital	—	(28)
Technical capital	13,574	22,279
Risk-weighted assets	88,898	142,408
Value at risk	760	1,014
Regulatory value at risk(1)	8,440	11,266
Operational risk	577	977
Regulatory operational risk(1)	6,412	10,857
Risk-weighted assets including regulatory value at risk and operational risk	103,751	164,531
CET1 solvency ratio	10.06%	10.21%
AT1 capital solvency ratio	0.00%	1.26%
Tier 1 capital solvency ratio	10.06%	11.47%
Tier II solvency ratio	3.02%	2.09%
Total solvency ratio(2)	13.08%	13.54%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco de Occidente

	At December 31,
	2022	2021

	(in Ps billions)
Subscribed and paid-in capital	5	5
Reserves and retained earnings	4,791	4,359
Other comprehensive income	(65)	210
Net income for the period	452	580
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	(227)	(671)
Goodwill and other intangibles	(533)	(448)
Deferred tax assets	—	(54)
Other	(4)	(5)
CET1	4,419	3,976
Hybrid instruments recognized as additional primary capital	—	—
Other	—	—
AT1	—	—
Tier I	4,419	3,976

Subordinated bonds	835	465
Plus/minus others	—	—
Tier II capital	835	465
Other deductions from technical capital	—	—
Technical capital	5,254	4,441
Risk-weighted assets	37,592	30,662
Value at risk	273	328
Regulatory value at risk(1)	3,028	3,640
Operational risk	227	150
Regulatory operational risk(1)	2,525	1,671
Risk-weighted assets including regulatory value at risk and operational risk	43,145	35,973
CET1 solvency ratio	10.24%	11.05%
AT1 capital solvency ratio	0.00%	0.00%
Tier 1 capital solvency ratio	10.24%	11.05%
Tier II solvency ratio	1.94%	1.29%
Total solvency ratio(2)	12.18%	12.35%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco Popular

	At December 31,
	2022	2021

	(in Ps billions)
Subscribed and paid-in capital	77	77
Reserves and retained earnings	2,876	2,694
Other comprehensive income	198	270
Net income for the period	80	313
Non-controlling interests	30	28
Deductions:
Unconsolidated financial sector investments	(355)	(286)
Goodwill and other intangibles	(294)	(243)
Deferred tax assets	—	—
Other	(158)	(174)
CET1	2,455	2,679
Hybrid instruments recognized as additional primary capital	—	—
Other	—	—
AT1	—	—
Tier I	2,455	2,679

Subordinated bonds	177	197
Plus/minus others	—	—
Tier II capital	177	197
Other deductions from technical capital	—	—
Technical capital	2,632	2,876
Risk-weighted assets	18,473	17,137
Value at risk	148	173
Regulatory value at risk(1)	1,641	1,925
Operational risk	116	72
Regulatory operational risk(1)	1,288	801
Risk-weighted assets including regulatory value at risk and operational risk	21,402	19,863
CET1 solvency ratio	11.47%	13.49%
AT1 capital solvency ratio	0.00%	0.00%
Tier 1 capital solvency ratio	11.47%	13.49%
Tier II solvency ratio	0.83%	0.99%
Total solvency ratio(2)	12.30%	14.48%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco AV Villas

	At December 31,
	2022	2021

	(in Ps billions)
Subscribed and paid-in capital	22	22
Reserves and retained earnings	1,524	1,421
Other comprehensive income	(30)	70
Net income for the period	112	162
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(124)	(111)
Deferred tax assets	—	(38)
Other	(153)	(198)
CET1	1,350	1,328
Hybrid instruments recognized as additional primary capital	—	—
Other	0	0
AT1	0	0
Tier I	1,351	1,328

Subordinated bonds	—	—
Plus/minus others	25	68
Tier II capital	25	68
Other deductions from technical capital	—	—
Technical capital	1,376	1,396
Risk-weighted assets	10,420	8,781
Value at risk	97	127
Regulatory value at risk(1)	1,075	1,409
Operational risk	82	55
Regulatory operational risk(1)	909	614
Risk-weighted assets including regulatory value at risk and operational risk	12,403	10,805
CET1 solvency ratio	10.89%	12.29%
AT1 capital solvency ratio	0.00%	0.00%
Tier 1 capital solvency ratio	10.89%	12.29%
Tier II solvency ratio	0.20%	0.63%
Total solvency ratio(2)	11.09%	12.92%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Porvenir

In Colombia, pension and severance fund administrators are subject to specific regulation regarding capital adequacy. On March 2, 2018, Decree 415 of 2018, which amended Decree 2555 of 2010, introduced a new solvency measure for pension and severance fund administrators of minimum 9% of the value of the technical capital requirements (patrimonio técnico) divided by:

●	Summation of assets weighted by risk level;
●	Operational risk exposure value multiplied by 100/9; and
●	Market risk exposure value multiplied by 100/9;

On August 6, 2019, the Decree 1420, established additional rules for pension and severance fund administrators related to the percentage of exposure applicable to operational risks. On February 3, 2022 the Decree 175 modified technical capital requirements for pension and severance fund administrators, migrating definitions on technical capital and risk-weighted assets closer to the Basel III framework. The Superintendency of Finance published instructions corresponding to the application of this Decree in December 2022. Pension and severance fund managers thus have a twelve-month transition period starting on January 2023 to comply with this regulation starting on February 2024.

	At December 31,
	2022	2021

	(in Ps billions)
Subscribed and paid-in capital	109	109
Reserves and retained earnings	2,312	2,033
Deductions:
Others	(51)	(51)
Primary capital	2,371	2,091

Unrealized gains/losses on securities available for sale(1)	(32)	(2)
Secondary capital (Tier II)	(32)	(2)

Deductions:
Value of the stabilization reserve	(1,782)	(1,613)
Technical capital	557	476
Risk-weighted assets	907	1,097
Value at risk	14	24
Regulatory value at risk(1)	153	263
Operational risk	128	136
Regulatory operational risk(2)	1,420	1,510
Risk-weighted assets including regulatory value at risk and operational risk	2,481	2,870
Solvency ratio(3)	22.47%	16.60%
(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by specific weightings as defined the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Corficolombiana

	At December 31,
	2022	2021

	(in Ps billions)
Subscribed and paid-in capital	3	3
Reserves and retained earnings	9,588	8,406
Other comprehensive income	48	644
Net income for the period	1,714	1,296
Non-controlling interests	1	1
Deductions:
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(67)	(39)
Deferred tax assets	(5)	(2)
Other	(6)	(11)
CET1	11,276	10,298
Hybrid instruments recognized as additional primary capital	—	—
Other	0	0
AT1	0	0
Tier I	11,276	10,298

Subordinated bonds	—	—
Plus/minus others	—	—
Tier II capital	—	—
Other deductions from technical capital	(44)	(49)
Technical capital	11,232	10,249
Risk-weighted assets	18,239	15,661
Value at risk	191	212
Regulatory value at risk(1)	2,117	2,352
Operational risk	303	190
Regulatory operational risk(1)	3,372	2,112
Risk-weighted assets including regulatory value at risk and operational risk	23,728	20,125
CET1 solvency ratio	47.52%	51.17%
AT1 capital solvency ratio	0.00%	0.00%
Tier 1 capital solvency ratio	47.52%	51.17%
Tier II solvency ratio	0.00%	0.00%
Total solvency ratio(2)	47.34%	50.93%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Mandatory Investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario, or “TDAs”) issued by Finagro, a Government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended from time to time.

A major amendment over TDA´s was enacted by means of Law 2186 of 2022, allowing financial entities to substitute up to the 50% of the investments over TDA´s in credits to small and medium agropecuary producers, as regulated by the National Comission of Agropecuary Loans. Such limit of 50% shall be accomplished during the next two years of this Law. (January 2024). Nonetheless some sections of Law 2186 of 2022 are proposed to be eliminated by the draft of the National Development Plan.

The Colombian Central Bank requires that each bank maintains a total investment in these bonds equal to 5.61% of its checking and savings deposits minus legal reserves, plus 4.25% of its time deposits minus legal reserves with a maturity of up to 18 months. Finagro may issue two different types of agricultural development bonds:

●	Class A with an interest rate of four percentage points below the DTF effective annual rate (DTF-4%) or with an interest rate of three-point sixty-seven percentage points below the IBR 3-month nominal rate (IBR-3.67%).
●	Class B with an interest rate of two percentage points below the DTF effective annual rate (DTF-2%) or with an interest rate of one point seventy one percentage points below the IBR 3-month nominal rate (IBR-1.71%).

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

The Colombian Central Bank lowered reserve requirements as a measure to mitigate the negative impact of the Covid-19 pandemic on credit institutions on April 14, 2020 effective on April 22, 2020. These changes, which remain current, were made to support the acquisition of the solidarity notes with the excess liquidity generated through lower reserve requirements.

Minimum Incorporation Capital Requirements

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

The minimum incorporation capital requirement for Colombian banks on a separate basis for 2022 was Ps 107,849 million. As of the date of this annual report, all our banks have consistently satisfied this incorporation capital requirement.

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

Currency exchange intermediaries such as Banco de Bogotá, with controlling interest of its overseas investments, are required to exclude those investments and any declared and approved hedging instruments (derivatives or debt) from their foreign currency positions starting on March 26, 2019. At December 31, 2022, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated net foreign currency positions of U.S.$0.2 million, U.S.$(17.1) million, U.S.$9.9 million and U.S.$0.09 million, respectively, which fell within these regulatory guidelines.

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

Pursuant Decree 2555 of 2010, a credit institution may not make a loan to any shareholder that holds directly more than 10% of its share capital. In no event may a loan to a shareholder that holds, directly or indirectly, 20% or more of a bank’s share capital exceed 20% of a bank’s capital requirements. In addition, this Decree establishes no loan to a single financial institution may exceed 30% of a bank’s technical capital (Patrimonio Técnico), the calculation of which includes loans, leasing operations and equity and debt investments, with the exception of loans funded by Colombian development banks for which no limit exists.

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

Furthermore, on August 4, 2022 Ministry of Finance enacted Decree 1533 of 2022, amending the regulation for legal lending limits and imposing new criteria for the risk exposure that a financial institution shall consider accounting individual and group exposure to credit risk, admissibility for collaterals and specially, what is named related counterparties group. This decree (so-called “Large Exposures”) takes account for the first time how related parties may represent the same risk for one entity or for a financial conglomerate. This regulation enter into force on August 2024 but financial entities have up to thirty-six (36) months (August 4, 2025) to comply with its provisions, which will result in limitations for loans and a potential reduction for infrastructure loans, depending on how the SPV in charge of the EPC is structured.

In 2022, Grupo Aval’s management carried out the necessary controls and activities to comply with the provisions of these policies.

The Colombian Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans.

At December 31, 2022, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on a separate basis was Ps 1.36 billion for unsecured loans and Ps 3.39 billion for secured loans, Banco de Occidente’s lending limit per borrower on a separate basis was Ps 0.53 billion for unsecured loans and Ps 1.31 billion for secured loans, Banco Popular’s lending limit per borrower on a separate basis was Ps 0.26 billion for unsecured loans and Ps 0.66 billion for secured loans, and Banco AV Villas’ lending limit per borrower on a separate basis was 0.14 billion for unsecured loans and Ps 0.34 billion for secured loans.

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

Reserve requirements for credit institutions presented a range between 0% and 8.0%. Credit institutions have to maintain reserves of 8.0% for checking accounts and savings deposits, reserves of 3.5% for time deposits with a maturity of less than 540 days, and no reserves for time deposits with a maturity equal or greater than 540 days.

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

Separate financial statements for us and our financial subsidiaries in Colombia are based on Colombian IFRS and pursuant to certain requirements under Colombian regulations. Loss allowances are calculated based on specific rules of the Financial and Accounting Basic Circular (“Circular Básica Contable y Financiera”) issued by the Superintendency of Finance

Requirements for acquiring shares of a financial entity in Colombia.

Pursuant to Article 88 of EOSF, any transaction of national or foreign investors whose purpose is the acquisition of ten percent (10%) or more of the subscribed shares of any kind of entity subject to the supervision of the Superintendency of Finance, whether it is carried out through one or several operations of any nature, simultaneous or successive, or those by means of which said percentage is increased, shall require, under penalty of ineffectiveness, the prior approval of the Superintendency of Finance, who shall examine the suitability and responsibility of the persons interested in acquiring the equity in such entities.

Additionally, the Superintendency of Finance shall ascertain whether the public welfare will be protected during these transactions. Subsequently, the Superintendency of Finance will assure that none of the acquirers of the shares are under any situation that pursuant to the EOSF would not allow such acquirer or acquirers to incorporate a new financial entity, such as AML/TF measures or the breach of Legal Lending Limits, among others. The failure to request the Superintendency of Finance’s prior approval may result in the share transfer transaction being declared ineffective. Therefore, any effects of the transaction would be canceled and nullified as a matter of law, without the need for a judicial declaration.

However, the law provides certain exceptions to the requirement to obtain such prior approval. If an investor has been approved by the Superintendency of Finance for the acquisition of 10% or more of the shares of a financial entity during the last three years, such investor is allowed to notify the compliance with certain capital relations as provided by law, without the need of requesting a new approval. This also applies for financial entities, such as Unions, whose capital is not composed of or represented by shares.

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

In 2022, and as of the date of this annual report, there have been no public tender offers by third parties with respect to the Company’s shares or by Grupo Aval in respect to another company’s shares.

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (U.S.$ 4,496.5) or more must be effected through the Colombian Stock Exchange. At December 31, 2022, one UVR equaled Ps 327.7 and 66,000 UVRs equal Ps 21,628,899.6.

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

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of FOGAFIN, as amended from time to time, requires mandatory deposit insurance. Under this resolution, banks must pay an annual premium of 0.3% of total funds received on savings accounts, checking accounts, certificates of deposit, special savings deposits, mortgage bonds, special accounts, bank collection services and electronic deposits. If a bank or financial institution is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank, up to a maximum of Ps 50 million, regardless of the number of accounts held.

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

The requirements include “know your customer” including ultimate beneficial owners identification, rules and procedures to protect financial institutions from being used directly by shareholders and executives in money-laundering activities, for channeling funds for terrorist activities, or for the concealment of assets from such activities; these rules and procedures set forth detailed instructions for monitoring these risks.

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

On January 18, 2022, Colombia enacted Law 2195 (Anti-bribery law), which increases the penalties, fines, crimes and sanctions that may be emplaced to local and branches of foreign companies, on the matter of corruption and the commitment of certain conducts that may result in crimes or felonies against the public administration, environment, economic and social order, terrorism financing and organization of terrorism groups, money laundering, private corruption, unlawful administration, among others. The new penalties include fines, suspensions or bans on contracting with the government, the disclosure of the conducts in media, the prohibition to receive any subsidy from the government, the dismissal of the staff that has been involved with the conduct, and the dismissal of the staff that tolerated or agreed to the conduct resulting in the crimes once determined by a judge.

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

Data Protection Law

On October 17, 2012, Law 1581 of 2012, as amended by Law 2157 of 2021 a new data protection regime that applies to any person that administers databases in Colombia, and this Law was regulated on June 27, 2013 by Decree 1377 of 2013 and Decree 886 of 2014. Although it does not apply in its solely to financial institutions, it provides a set of principles (legality, freedom, truthfulness, quality, transparency, access, confidentiality, among others) that apply to us in the administration of our databases. Additionally, there is a general prohibition of transferring personal data to other countries that do not provide adequate levels of data protection according to the standards set by the Superintendency of Industry and Commerce. This prohibition does not apply to transfers of data that are inherent to banking and securities activities under the applicable law. The 2021 amendment included a new term of permanence in databases from clients of financial services and notification process to execute the report.

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

Risk Management Framework

In order to comply with the provisions of Law 1870 of 2018, (Conglomerate Law), and specifically the provisions of External Circular 013 of 2019, now Chapter XXX of the CBCF issued by the SFC, enforceable as of June 21, 2021, Grupo Aval implemented these regulations through the Risk Management Framework (“Marco de Gestión de Riesgos” or “MGR” for its acronym in Spanish) of the Financial Conglomerate. This corresponds to a set of policies, procedures, methodologies, and controls that act in an integrated manner through metrics that allow the Financial Holding, as the visible head of the financial conglomerate Aval, the management of its own risks, determined by regulation to be Contagion, Concentration and Strategic Risk. The latter is done through the identification, measurement, control, and monitoring of such risks. Likewise, the regulatory expectation is having a general knowledge of the regulatory risks to be managed by the financial entities that make up the financial conglomerate Aval.

Pension and Severance Fund Management

Pension business overview

The Ministry of Finance limits the range of assets in which pension and severance fund managers (“AFP”) can invest and sets concentration limits regarding the funds under administration. In addition, each AFP is required by law to provide a minimum return on investment for each of its mandatory pension and severance funds. This minimum return is determined pursuant to certain formulas established by means of Decree 2555 of 2010, which vary pursuant to the type of fund. Under the current multi-fund scheme, a risk profile system which differentiates conservative, moderate and aggressive risk portfolios for individual clients of mandatory pension funds, the time horizon for the calculation of the minimum return is between 36 to 60 months, depending on the risk profile of each portfolio. For severance funds, the long-term portfolio will have a 24-month time horizon, and the short-term portfolio will have a three-month time horizon.

If a fund’s cumulative return for any month is lower than the minimum return, the AFP must supplement the necessary amount to cover the difference within a period of five days. To do so, the AFP must first apply funds from its “stabilization reserve”, which is a portion of the AFP’s capital invested in the fund administered by the AFP and which must represent at least 1.0% of the value of that fund. If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its remaining capital. If the AFP does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the AFP to its shareholders. If, notwithstanding the above, an AFP fails to observe either the minimum return or the stabilization requirements or the order of capitalization, the Superintendency of Finance may take control over the AFP, in which case FOGAFIN, the Colombian deposit insurance fund, is required to supply funds to cover the shortfall. In that event, the AFP may be dissolved and the funds under administration transferred to another AFP. See “Item 3. Key Information—D. Risk Factors—Risks relating to our businesses and industry—Risks relating to our pension and severance fund management business”.

Third party assets under management are held in trusts independent from the assets of the AFP, where the contributions made by each individual customer and its returns are held in an individual account.

Mandatory pension funds

Contributions to these pension funds are mandatory for all employees in Colombia and are jointly funded by the employer and the employee. In the case of contributing clients, the base contribution rate is 16.0% (up to 18.0% for employees meeting a certain salary threshold) of an employee’s base salary, whereby the employer contributes 75.0% and the employee 25.0% of the base contribution rate. Contributions are paid on a monthly basis. Of the 16.0%-18.0% total contribution, 11.5% goes to the individual customer’s account. The current pension system provides that 300 basis points (3.0%) of the contribution are distributed between  (i) life and disability insurance and (ii) compensation for the AFP. In 2022, Porvenir’s funds subscribed life and disability coverage insurance with a 2.47% premium, which resulted in a 0.53% retained as compensation. The remainder is distributed between the National Solidarity Fund (Fondo de Solidaridad Pensional), depending on the employee’s salary (up to 2.0%), and the National Minimum Pension Warranty Fund (Fondo de Garantía de Pensión Mínima) (at 1.5%).

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

In 2020, the Colombian Government, through Decree 1207 issued a new legal framework applicable to voluntary pension funds. This legal framework required AFP to adopt higher standards of corporate governance rules and operating guidelines including a general investment policy. In 2022 Porvenir implemented all the required adjustments and procedures to fulfill the obligations arising from Decree 1207.

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

Third-party sponsored pension liability funds enable Porvenir to receive performance-based commissions, in few cases these funds have a minimum guaranteed return pursuant to their specific terms. The most important of these contracts is with FONPET (“Fondo Nacional de Pensiones de las entidades territoriales”), which was subject to renewal upon expiration during 2022, but was extended by the Ministry of Finance until April 2023. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

Pension fund solvency measures

For information regarding pension and severance fund solvency measures see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital Adequacy Requirements—Porvenir”.

C.          Organizational structure

See Note 1 of our consolidated financial statements for information on our organizational structure. We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), a pension and severance fund manager (Porvenir), and our merchant bank (Corficolombiana).

D.          Property, plant and equipment

We have listed below the carrying amount of property, plant and equipment of each of our operating segments at December 31, 2022.

	Buildings and			Bearer	Other
	land(1)	Machinery	Equipment	plants	properties	Total

	(Ps billions)
Banco de Bogotá	735.2	6.1	252.8	—	90.7	1,084.8
Banco de Occidente	107.9	0.0	81.6	—	8.8	198.3
Banco Popular	406.5	0.2	85.1	—	12.2	504.0
Banco AV Villas	190.4	—	59.1	—	16.2	265.6
Porvenir	57.1	0.4	19.4	—	1.3	78.2
Corficolombiana	1,092.6	1,195.4	47.1	243.5	16.1	2,594.5
Other segments	—	—	2.1	—	0.7	2.7
Consolidation adjustments and eliminations	1.0	0.1	—	—	0.8	2.0
Grupo Aval	2,590.7	1,202.2	547.1	243.5	146.8	4,730.2
(1)	Includes ongoing constructions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements prepared in accordance with IFRS at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 and the related notes thereto, and with the other financial information included in this annual report. The preparation of our audited consolidated financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors”, “Item 5. Operating and Financial Review and Prospects—D. Trend information”, and other factors discussed in this annual report. For information regarding the calculation methodology of the main key performance indicators used throughout this section see “Item 3. Key Information—A. Selected Financial Data”.

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

As described below, in March 2022, Banco de Bogotá spun-off 75% of its equity interest in BHI to Banco de Bogotá’s shareholders, including Grupo Aval, and Grupo Aval spun-off shares of BHI it received from Banco de Bogotá to its own shareholders (the “Transaction”). Prior to the spin-off, BHI was a significant subsidiary and standalone operating segment of Grupo Aval. As a result of the Transaction, on March 31, 2022, we ceased to report BHI as an operating segment. The reporting perimeter of Grupo Aval’s remaining six operating segments remained unchanged. Banco de Bogotá sold an additional 20.89% stake in BHI in an unsolicited tender offer and sold its remaining 4.11% stake in BHI in March 2023 (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”).

Prior to the spin-off, BHI was a significant subsidiary of Grupo Aval. As a result of the Transaction, on March 31, 2022, we ceased to report BHI as an operating segment and Ps 111,185.8 billion and Ps. 98,305.8 billion in total assets and total liabilities, respectively, were deconsolidated from Grupo Aval’s consolidated statement of financial position as of that date. Given that Banco de Bogotá retained a 25% equity interest in BHI, the spun-off portion from Grupo Aval’s total equity amounted to Ps 9,658.6 billion of which Ps 6,639.0 billion are equity attributable to owners of the parent, given our 68.7% equity interest in Banco the Bogotá at the time of the spin-off.

For the years ended December 31, 2022, 2021 and 2020, the results of discontinued operations are presented separately on the consolidated Statement of income; however, following the deconsolidation of a discontinued operation, no retrospective adjustments are permitted to be made to the prior period consolidated Statements of Financial Position under IFRS. To facilitate meaningful analysis and comparability, average Statement of financial position balances prior to the consummation of the Transaction, including as used to calculate average yields and average rates, have been adjusted to exclude the impact of discontinued operations substantially in accordance with Article 11 of Regulation S-X, and all information presented under “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Year Ended December 31, 2022, compared to the Year Ended December 31, 2021” refers to financial and operating data of continuing operations, unless otherwise specifically noted. For more information on the spin-off and tender offer, please refer to Note 1.1 “Discontinued Operations of BAC Holding” to our audited consolidated financial statements.

We have not included a discussion of year-over-year comparisons between 2021 and 2020 in this annual report on Form 20-F. This discussion can be located in “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 21, 2022.

Principal factors affecting our financial condition and results of operations

International context

Economic activity for the year 2022 exceeded economist’s initial estimations globally. Countries around the world continued experiencing strong commercial activity and domestic demand, which furthered inflationary pressures. According to the IMF, global growth of 3.4% in 2022 slowed down from the 6.2% recorded in 2021, and is expected to continue trending downward to 2.9% in 2023 and stabilize at 3.1% in 2024. The rise in central bank rates to fight inflation and disruptions due to Russia’s war in Ukraine continue to weigh on economic activity. The reappearance of COVID-19 in China dampened growth in 2022. Global inflation accelerated to 8.8% in 2022 from 4.7% in 2021 and is expected to recede to 6.6% in 2023 and 4.3% in 2024. In most economies, amid the cost-of-living crisis, monetary policy became less accommodative in order to keep inflation expectations anchored.

IMF estimates evidence the effects of tightening monetary policies on growth across the Latin America and the Caribbean region which decelerated to 3.9% in 2022 from 7.0% in 2021. However, the economic performance diverged between countries in the region, with Colombia being the most dynamic economy in the region.

Colombian Economic Conditions

Colombia was no stranger to global trends experiencing an outstanding recovery during 2021 and the first half of 2022.  However, this growth environment, compounded with a high dependence on imported food and idiosyncratic factors, added to an already weakened Colombian Peso. These factors drove Colombia to experience a particularly strong inflationary pressure that led to the steepest increase in interest rates in this century.

During 2022, Colombia´s GDP growth was 7.5%, one of the highest growths amongst all emerging countries. Growth was driven by the strength of private consumption (that grew 9.5%), and by robust investment dynamics (that grew 19.5%). Net exports had a negative impact on overall growth due to a 23.9% expansion of imports that exceeded a 14.9% increase in exports over the year. On the supply side, growth in 2022 was driven by the recovery of the recreation and entertainment sector, that experienced a 37.9% annual growth, followed by communications, growing at 14.2%, commercial activities, growing at 10.7%, and manufacturing, that delivered a 9.8% annual growth. Meanwhile, the Agriculture sector contracted 1.9% over the year due to higher input costs and challenging weather conditions.

The labor market has continued to improve, however at a slower pace. The average 2022 unemployment rate fell to 11.2%, improving from 13.8% in 2021. In December, the national unemployment rate reached 11.3% versus a 12.1% rate in December 2021.

Interest Rates and Inflation

Price pressures continued to build up in 2022, with food prices reaching an annual increase greater than 25% during the second half of the year. twelve-month inflation reached 13.1% in December 2022, the highest since 1999. In January 2023, inflation continued to accelerate reaching a twelve-month inflation of 13.3%. Food prices accounted for 35.0% of the overall price increase. Going forward, lower global prices of fertilizers and improving weather conditions should help to alleviate price pressures on the agricultural sector with inflation slowly easing during the next few months. In this context, the Central Bank continued to increase its reference rate to 12.75% after a 75 basis points hike during its January meeting, accumulating a 1,100 basis points hike since September 2021.

Inflation increased rapidly during the second half of 2021 as a result of the measures taken in response to the COVID-19 pandemic and the aforementioned recovery in economic activity, and reached 5.62% in 2021 as compared to 1.61% in 2020. After reaching 1.50% in March 2021, inflation accelerated during the remainder of the year.

Exchange rates

The Colombian peso ended the year 2022 at Ps 4,810.20 per dollar, depreciating 20.8% over the year. The average exchange rate in 2022 was Ps 4,257.12 per dollar, depreciating 13.6% compared to 2021. The exchange rate reached a maximum of Ps 5,061.21 on November 8, 2022 and a minimum of Ps 3,706.95 on April 5, 2022. Additional volatility of the Colombian peso has been inflicted by changes in public policy that could reduce the role of the private sector in certain industries such as health, pensions and utilities. This adds to previous concerns regarding changes in policies that could reduce oil and gas exploration as part an energy model transition. These reforms could lower domestic savings and impact the country’s external financing position, making it more vulnerable to external shocks.

We continue to be subject to impacts on our consolidated financial statements derived from fluctuations in the exchange rate of the Colombian peso, in particular, against the U.S. dollar, the currency in which most of our foreign long-term debt is denominated. Prior to the BHI spin-off, we were also subject to fluctuations between the U.S. dollar and each of the currencies in our Central American operations. At December

31, 2022, 23.3% of our average consolidated assets and 31.1% of our average consolidated liabilities were denominated in foreign currency. On a consolidated basis, we had U.S.$3.6 billion (Ps 17.5 trillion) of long-term debt denominated in U.S. dollars at December 31, 2022.

Fiscal accounts

On the fiscal front, the government ended 2022 with a deficit of 5.5% of GDP, an improvement versus the 7.1% recorded in 2021, reflecting the strong rebound of the economy and the positive effect of higher oil prices on tax collection. Net public debt to GDP fell to 59.6% in 2022 down from 60.8% in 2021, due to a higher GDP growth in nominal terms despite the weakening of the peso during last year. On December 13, 2022, Congress approved a tax reform under Law 2277 or “Reforma Tributaria para la Igualdad y la Justicia Social”, the tax bill proposed by the Ministry of Finance sought an adjustment of 1.7% of GDP. For 2023 the Ministry of Finance’s Financial Plan assumes 1.3% GDP growth and a fiscal deficit of 3.8% of GDP.

Loan Volumes

At December 31, 2022, gross loans in the Colombian banking system grew 16.7% compared to the prior year end, while at December 31, 2021, growth was 10.3% (16.6% and 10.1% when adjusted for securitized mortgage loans). Commercial loans grew 16.5% compared to 7.9% the previous year. Consumer loans accelerated rapidly and grew 18.2% in 2022 after growing 12.7% in 2021 driven by the post-COVID rebound in economic activity and by a shift in risk appetite levels of the banking system. Mortgages grew 14.8% compared to 14.3% the previous year. As Colombia’s nominal GDP expanded 22.7%, the ratio of bank loans (adjusted for securitized mortgage loans) to GDP decreased to 44.0% from 46.4% in 2021, lower than the 45.6% three-year average between 2019 and 2017.

Transactions related to BHI – Discontinued operations

Prior to March 2022, Grupo Aval held a 68.7% equity interest in BHI (100.0% through Banco de Bogotá), the holding company of BAC, Central America’s largest banking group. In 2010, when Banco de Bogotá purchased this operation, assets related to Leasing Bogotá S.A., Panamá (as BHI was formerly named) represented 18.7% of Grupo Aval’s consolidated assets. By the end of  2021, this ratio had increased to 31.9%. Because of BAC’s growth compounded with the depreciation of the Colombian peso, BAC had grown to be the size of Banco de Bogotá’s Colombian operations. Separating Banco de Bogotá’s Colombian operations and BAC operations was intended to strengthen their respective strategic positions, allowing them to better capture future growth and to adapt to the local market dynamics more quickly, through more efficient capital, fiscal and regulatory structures.

The following table illustrates, to facilitate comparability to our previously reported results, the contributions of the discontinued BHI segment to Grupo Aval’s audited consolidated Statement of income for the year ended December 31, 2021, prior to our deconsolidation of BHI, as reported in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 21, 2022:

	BHI operating segment relative to Grupo Aval
	Year ended December 31, 2021
	Grupo Aval as reported on 2021 20-F	BHI operating segment	Grupo Aval as reported on 2022 20-F	BHI segment as a percentage of Grupo Aval as reported on 2021 20-F

	(in Ps billions)
Total interest income	19,647.5	6,856.1	12,791.4	34.9%
Total interest expense	(6,918.7)	(2,257.8)	(4,660.8)	32.6%
Net interest income	12,728.9	4,598.3	8,130.6	36.1%
Impairment loss on loans and other accounts receivable	(4,500.1)	(1,307.8)	(3,192.3)	29.1%
Impairment (loss) recovery on other financial assets	(16.2)	(15.6)	(0.7)	95.9%
Recovery of charged-off financial assets	481.2	9.3	471.9	1.9%
Net impairment loss on financial assets	(4,035.1)	(1,314.0)	(2,721.1)	32.6%
Net interest income, after impairment losses	8,693.8	3,284.2	5,409.5	37.8%
Net income from commissions and fees	5,611.4	2,547.2	3,064.2	45.4%
Gross profit from sales of goods and services	3,098.9	—	3,098.9	0.0%
Net trading income	948.7	26.4	922.3	2.8%
Net income from other financial instruments mandatorily at fair value through profit or loss	270.1	—	270.1	0.0%
Other income	1,294.0	904.4	389.7	69.9%
Other expenses	(11,396.7)	(4,606.6)	(6,790.1)	40.4%
Net income before tax expense	8,520.3	2,155.7	6,364.6	25.3%
Income tax expense	(2,851.8)	(528.4)	(2,323.4)	18.5%
Net income for the year from continuing operations	5,668.5	1,627.3	4,041.2	28.7%
Net income for the year from discontinued operations	—	64.1	1,627.3	N.A.
Net income for the year	5,668.5	1,691.4	5,668.5	29.8%

In March 2022, after obtaining the necessary approvals, Banco de Bogotá executed a spin-off of a 75.0% equity stake in BHI to its shareholders and Grupo Aval subsequently spun-off to its shareholders the shares received in this process. Prior to the spin-off, BHI transferred its interest in MFG to Banco de Bogotá in September 2021 and as a result of the loss of control, net income of MFG recognized by BHI up to September 2021 was retrospectively reclassified to discontinued operations in the BHI operating segment. MFG remains a consolidated subsidiary of Grupo Aval and part of the Banco de Bogotá operating segment, the perimeter of which remains unchanged from last year. Prior to the spin-off, BHI was a significant subsidiary of Grupo Aval. Following the Transaction, net income recorded from BHI for reporting periods prior to the spin-off was retrospectively reclassified to discontinued operations. To facilitate meaningful analysis and comparability of the analysis of Grupo Aval’s results under “Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31”, average Statement of Financial Position balances for assets and liabilities prior to the consummation of the Transaction, including as used to calculate average yields and average rates paid, have been adjusted to exclude the impact of discontinued operations.

As a result of the Transaction, Grupo Aval lost control over BHI and ceased to consolidate BHI in its financial statements  and, on March 31, 2022, Ps 111,186 billion and Ps. 98,306 billion in total assets and total liabilities, respectively, were deconsolidated from Grupo Aval’s consolidated Statement of financial position as of that date. Given that Banco de Bogotá initially retained a 25% equity interest in BHI, the spun-off portion from Grupo Aval’s total equity amounted to Ps 9,658.6 billion of which Ps 6,639.0 billion are equity attributable to owners of the parent, given our 68.7% equity interest in Banco de Bogotá at the time of the spin-off. For illustrative purposes, the benefits on regulatory capital came mainly in two ways: BHI’s risk-weighted assets (U.S.$17.2 billion at December 31, 2021) ceased to be consolidated, and BHI’s intangibles (U.S.$1.6 billion at December 31, 2021) ceased to be deducted from CET1. This, in turn, substantially reduced the impact of FX volatility and several regulatory capital restrictions. The value of the spun-off equity from Banco de Bogotá on March 31, 2022, was equivalent to U.S.$2.6 billion and the value of tangible equity spun-off was U.S.$1.0 billion (both translated for convenience at the applicable exchange rate at March 31, 2022 of 3,756.02 Pesos per U.S. dollar). As a result of the Transaction, Banco de Bogotá strengthened its regulatory capital position amidst increased capital requirements derived from Colombia’s transition to Basel III standards.

The principal impacts of the transaction on our other financial and operating data included the following:

●	Grupo Aval’s net interest margin for 2021 retrospectively recast to exclude the impact of discontinued operations was 4.5%, compared to 4.9% including continuing operations and the BHI discontinued operations (as reported in our annual report on Form 20-F for the year ended December 31, 2021);
●	Cost of risk, net of recoveries of charged-off assets for 2021 retroactively recast to exclude the impact of discontinued operations was 1.5%, compared to 1.9% including continuing operations and the BHI discontinued operations (as reported in our annual report on Form 20-F for the year ended December 31, 2021).
●	Grupo Aval’s efficiency ratios improved, with Grupo Aval’s cost to income ratio improving 1.8 percentage points in 2021 to 45.8% on a continuing operations basis, as compared to 47.6% (including continuing and discontinued operations), and its cost to assets ratio improving 610 basis points in 2021 to 2.7% on a continuing operations basis, as compared to 3.3% (including continuing and discontinued operations).

In March 2022, the retained equity interest in BHI allowed Grupo Aval and Banco de Bogotá to maintain significant influence over BHI as an associate, benefiting from its future growth potential and dividends. The exposure to a distinct geographic area (Central America) presented a diversified income stream for Banco de Bogotá’s operations as it remained significant when compared to the bank’s overall net income.

Between April and December, the global and local macroeconomic context shifted rapidly and Banco de Bogotá’s operations were faced with headwinds unforeseen at the time the spin-off occurred in March. The overall business environment changed materially during the second half of 2022, given the massive increase in the Central Bank intervention rate and the unprecedented speed at which monetary policy was transmitted to the cost of funds of Banco de Bogotá due to the accelerated implementation in Colombia of Net stable Funding Ratio (NSFR).

This scenario was not limited to Colombia as central banks’ monetary policy across the world became increasingly restrictive. As a result of the macroeconomic context and a deterioration of expectations, fixed income and equity markets posted large losses. During the last quarter of 2022, the outlook for economic conditions in 2023 and 2024 deteriorated as the Federal Reserve’s (FED) language turned more hawkish and analysts continued cutting world output estimations.

The U.S. dollar strengthened relative to other currencies, the Colombian Peso included, and rates for U.S. Treasuries increased dramatically as expected FED rate hikes increased in speed and duration. In addition, as a result of the risk-off in capital markets, risk premiums for emerging markets (including Colombia and Central American countries) increased rapidly during the second half of the year.

This context negatively impacted profitability metrics for most participants in the Colombian banking system, Banco de Bogotá included. The sector was faced with headwinds on regulatory capital, NSFR and liquidity coverage ratios (LCR or IRL in Spanish), unforeseen when Banco de Bogotá carried out the Transaction back in March 2022.

On October 2022 an unsolicited tender offer was extended to BHI’s shareholders (Banco de Bogotá included) by the beneficial owner of Grupo Aval, Banco de Bogotá and BHI for a minimum of 5% and a maximum of 25% of BHIs outstanding shares. Banco de Bogotá  reassessed its strategy regarding BHI given the tender offer. The changes in the macroeconomic outlook combined with the favorable terms of the tender made it an attractive opportunity for Banco de Bogotá’s shareholders. Banco de Bogotá’s participation in the tender was ultimately intended to increase the bank’s future value generation potential and protect shareholders’ equity amidst a challenging scenario in 2023. Banco de Bogotá highlighted the following considerations to participate in the tender offer as presented to its General Shareholders Meeting:

●	Discount rates increased as a result of the abovementioned capital markets’ conditions and negatively impacted the fair value of debt and equity instruments worldwide. The tender offer was above the fair value estimated in independent valuations contracted by Banco de Bogotá and 50% above the pre-tender price of BHI’s share in the Colombian stock market.
●	The resources provided by the transaction were expected to improve the bank’s future net income generation potential and strengthen regulatory capital, NSFR and LCR. Resources provided would be received in a juncture characterized by slow economic growth, high interest rates and tighter liquidity.
●	Banco de Bogotá’s management team would be mainly focused on the Colombian market, allowing the company to work towards its strategic objectives of digital transformation and regaining market share in the Colombian market.

●	Risk premiums in Central America increased significantly between March and December.

In December 2022, Banco de Bogotá obtained the necessary approvals to sell its 25% equity interest in  BHI in an unsolicited tender offer launched by Esadinco S.A. (an affiliate of Mr. Sarmiento Angulo) on October 14, 2022. The tender offer was oversubscribed 1.20x, and as a result, Banco de Bogotá disposed of a 20.89% equity interest in BHI. The remaining 4.11% ceased to be an investment in associate and was recognized as a financial asset at fair value with changes in OCI (FVOCI). Following the sale, the equity method recognized under the “share of profit of equity accounted investees, net of tax (equity method)” between April and November was reclassified to discontinued operations.

Following the disposal of BHI and reflecting the ordinary course of business for 2022, Banco de Bogotá’s consolidated CET1 and total solvency ratios at December 31, 2022 were 10.1% and 13.1% as compared to 10.2% and 13.5%, respectively at December 31, 2021. Banco de Bogotá’s separate NSFR ratios (as required by the Superintendency of Finance) were 105.1% and 107.7% at December 31, 2022 and 2021, respectively. Banco de Bogota’s separate 30-day LCR ratios (as required by the Superintendency of Finance) were 221.5% and 132.2% at December 31, 2022 and 2021, respectively.

For more information on the impacts of the BHI spin-off, deconsolidation and subsequent tender offer on our audited consolidated Statement of financial position, Statement of income and Statement of cash flows, see Note 1.1 “Discontinued Operations” to our audited consolidated financial statements.

Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Colombia’s economy lost its momentum during the fourth quarter of 2022. GDP growth during 4Q22 rose to 2.9% when compared to the same quarter in 2021. The previous three quarters grew 7.8%, 12.1% and 7.7%, respectively. GDP Growth during the year was 7.5%. A contractionary monetary policy, which included several increases to the repo rate totaling a staggering 900 bps during the year, and 600 bps during the second half, was transmitted much faster than in the past to the banks’ costs of funds as the banking sector competed for longer term deposits mostly to comply with more demanding NSFR requirements issued by the Superintendency of Finance. Conversely, banks that specialize in consumer lending will only gradually reprice in time their mostly fixed-rate loan portfolios.

Grupo Aval’s net income for the year ended December 31, 2022 includes Ps 4,003.0 billion net income from continuing operations and Ps 866.2 billion net income from discontinued operations. Net income from discontinued operations consists of (i) Ps 796.6 billion of net income from BHI (either as a subsidiary between January and March or as an associate between April and November) and (ii) Ps 69.6 billion of net income from the net effects of the disposal process. Grupo Aval’s net income attributable owners of the parent for the year 2022 includes Ps 1,888.9 billion net income from continuing operations and Ps 594.0 billion net income from discontinued operations. Net income attributable to owners of the parent from discontinued operations consists of (i) Ps 548.0 billion of net income from BHI (either as a subsidiary between January and March or as an associate between April and November) and (ii) Ps 46.0 billion of net income from the net effects of the disposal process.

The effects of the disposal process result from a gain as a result of Banco de Bogota’s spin-off of 75% of BHI in March and a loss as a result of the sale of 20.9% of BHI in December in connection to Banco de Bogota’s acceptance of a tender offer on BHI’s shares. For more information on the transaction and the tender offer, see Note 1.1 “Discontinued Operations of BAC Holding” to our audited consolidated financial statements.

●	Grupo Aval’s consolidated loan portfolio grew 18.1% in 2022. During the year, consumer loans grew 17.0%, commercial loans grew 18.3% and mortgages grew 21.8%. Total deposits grew 17.0% in 2022.
●	Grupo Aval’s net interest margin (NIM) decreased to 3.8% in 2022 from 4.5% in 2021. Our NIM includes the costs of borrowing of Corficolombiana’s non-financial subsidiaries, and therefore is not a pure banking NIM. This number is mostly distorted when the cost of borrowing increases materially, which was the case in 2022.
●	Local and international fixed income and equity markets experienced losses throughout the year, which led to lower than expected returns on our financial subsidiaries’ investment portfolios and on Porvenir’s stabilization reserve.
●	The improvement in expected credit losses (ECL), delinquency ratios and the composition of our loan portfolio as measured by loans classified by stages drove the 8.4% or Ps 227.9 billion decrease in impairment loss on loans and accounts receivable. The return to more a normalized payment behavior of our clients and the improvement of economic expectations as compared to those initially forecasted supported this performance. As such, Grupo Aval’s cost of risk net of recoveries of charged-off assets for 2022 improved to 1.5% from 1.8% for 2021.

●	Net income from commissions and fees posted a 5.2% decrease as compared to 2021. Banking fees, Trust activities and portfolio management fees and Bonded warehouse fees increased 17.1%, 4.9% and 10.5%, respectively, during the year, while Pension and severance management fees contracted 26.16%, mostly due to the increase in life and disability insurance premiums, which Porvenir contracts and pays on behalf of its clients and which reduces Porvenir’s net income from commissions and fees.
●	Solid results from our non-financial complemented the results of our banking operations. Nonetheless, the results of our non-financial entities were negatively affected by the increase costs of funding and hedging strategies recognized under net trading income from derivatives and foreign exchange gains (losses).
●	We maintained our focus on a group wide cost control strategy, which allowed our expenses to increase 9.1% below inflation. Grupo Aval’s cost to assets ratio improved by 10 basis points during 2022 (to 2.7% from 2.8%).

Our results for the year should be read in conjunction with our audited consolidated financial statements.

Grupo Aval

Overview

The following discussion describes the main drivers of Grupo Aval’s results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021. Further detail is provided in the Management Discussion and Analysis of Operating Segments.

Grupo Aval’s net income attributable to owners of the parent for the year ended December 31, 2022 was Ps 2,482.9 billion (Ps 107 per share, including common and preferred shares), decreasing 24.7% or Ps 814.9 billion compared to the year ended December 31, 2021. Net income from continuing operations attributable to owners of the parent was Ps 1,888.9 billion, 13.3% or Ps 290.3 billion lower than in 2021. Return on average equity for 2022 was 14.0% as compared to 15.3% in 2021 (including both continuing and discontinued operations).

	Grupo Aval Consolidated
	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Total interest income	19,403.0	12,791.4	6,611.6	51.7
Total interest expense	(11,664.4)	(4,660.8)	(7,003.6)	150.3
Net interest income	7,738.6	8,130.6	(391.9)	(4.8)
Impairment loss on loans and other accounts receivable	(3,120.4)	(3,192.3)	71.9	(2.3)
Impairment (loss) recovery on other financial assets	(16.7)	(0.7)	(16.1)	2,433.3
Recovery of charged-off financial assets	644.0	471.9	172.0	36.5
Net impairment loss on financial assets	(2,493.1)	(2,721.1)	227.9	(8.4)
Net interest income, after impairment losses	5,245.5	5,409.5	(164.0)	(3.0)
Net income from commissions and fees	2,903.8	3,064.2	(160.4)	(5.2)
Gross profit from sales of goods and services	4,545.1	3,098.9	1,446.2	46.7
Net trading income	1,559.6	922.3	637.3	69.1
Net income from other financial instruments mandatorily at fair value through profit or loss	278.8	270.1	8.7	3.2
Other income	(848.6)	389.7	(1,238.3)	(317.8)
Other expenses	(7,409.8)	(6,790.1)	(619.7)	9.1
Net income before tax expense	6,274.4	6,364.6	(90.3)	(1.4)
Income tax expense	(2,271.4)	(2,323.4)	52.0	(2.2)
Net income for the year from continuing operations	4,003.0	4,041.2	(38.2)	(0.9)
Net income for the year from discontinued operations	866.2	1,627.3	(761.1)	(46.8)
Net income for the year	4,869.1	5,668.5	(799.4)	(14.1)

Net income for the year attributable to:
From continuing operations	1,888.9	2,179.2	(290.3)	(13.3)
From discontinued operations	594.0	1,118.6	(524.6)	(46.9)
Owners of the parent	2,482.9	3,297.7	(814.9)	(24.7)
From continuing operations	2,114.1	1,862.0	252.1	13.5
From discontinued operations	272.2	508.8	(236.6)	(46.5)
Non-controlling interest	2,386.2	2,370.8	15.5	0.7

Net income for the year	4,869.1	5,668.5	(799.4)	(14.1)

Net interest income

Net interest income decreased 4.8% or Ps 391.9 billion to Ps 7,738.6 billion in 2022. Total interest expense increased 150.3% or Ps 7,003.6 billion, more than total interest income, resulting from a 311 basis point increase in interest rates paid on interest-bearing funding and an  11.8% or Ps 21,852.2 billion increase in the average balance of interest-bearing funding. Net interest expense contributed by Corficolombiana’s non-financial subsidiaries increased to a Ps 434.6 billion net interest expense, 53.7% or Ps 151.8 billion more than in 2021. Total interest income performance was driven by a 249 basis point increase in the average yield of interest-earning assets and a 12.3% or Ps 22,181.6 billion increase in the average balance of interest-earning assets. Yields and rates paid increased rapidly due to monetary policy in place throughout the year, a tighter liquidity environment and due to additional pressures coming from more demanding NSFR requirements, which drove the increase in the cost of interest-bearing deposits. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 120 basis points to 4.7% and net interest margin contracted by 141 basis points to 3.5%.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2022 vs. 2021		the year ended December 31,		year ended December 31,		Change, 2022 vs. 2021
2022	2021	#	%	2022	2021	2022	2021	#	%

(in Ps billions)						(in Ps billions)
201,819.0	179,637.4	22,181.6	12.3	3.8%	4.5%	7,738.6	8,130.6	(391.9)	(4.8)

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets from continuing operations with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature and (ii) the average balance, average rate paid and interest expense on interest-bearing funding with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing funding.

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	96,110.5	86,506.7	9,603.8	11.1	9.0%	5.4%	8,608.6	4,698.6	860.2	3,049.8	3,910.0	83.2
Consumer	54,855.9	47,830.5	7,025.3	14.7	12.8%	12.3%	7,048.7	5,890.7	902.7	255.3	1,158.1	19.7
Mortgages	16,085.1	13,543.8	2,541.3	18.8	8.4%	8.0%	1,349.9	1,080.0	213.3	56.6	269.9	25.0
Microcredit	284.3	342.8	(58.5)	(17.1)	22.7%	22.7%	64.6	77.9	(13.3)	(0.0)	(13.3)	(17.1)
Gross loans	167,335.7	148,223.8	19,111.9	12.9	10.2%	7.9%	17,071.8	11,747.2	1,949.8	3,374.8	5,324.7	45.3
Interbank and overnight funds	3,314.9	1,795.7	1,519.2	84.6	14.7%	7.5%	487.7	135.0	223.5	129.2	352.7	261.3
Total gross loans	170,650.6	150,019.5	20,631.1	13.8	10.3%	7.9%	17,559.5	11,882.1	2,122.9	3,554.5	5,677.4	47.8
Investments in debt securities	31,168.4	29,617.9	1,550.5	5.2	5.9%	3.1%	1,843.5	909.3	91.7	842.5	934.3	102.7
Total interest-earning assets	201,819.0	179,637.4	22,181.6	12.3	9.6%	7.1%	19,403.0	12,791.4	2,132.6	4,479.1	6,611.6	51.7

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	6,696.7	7,702.5	(1,005.8)	(13.1)	2.4%	0.8%	(159.1)	(62.4)	23.9	(120.6)	(96.7)	155.1
Time deposits	61,431.3	54,212.7	7,218.6	13.3	6.6%	3.1%	(4,041.5)	(1,700.1)	(474.9)	(1,866.4)	(2,341.3)	137.7
Savings accounts	71,720.4	65,411.0	6,309.4	9.6	5.0%	1.3%	(3,555.8)	(875.4)	(312.8)	(2,367.6)	(2,680.4)	306.2
Total interest-bearing deposits	139,848.4	127,326.2	12,522.2	9.8	5.5%	2.1%	(7,756.4)	(2,637.9)	(694.5)	(4,424.0)	(5,118.5)	194.0
Interbank borrowings and overnight funds	10,457.9	10,024.2	433.7	4.3	6.5%	1.6%	(678.1)	(162.5)	(28.1)	(487.5)	(515.7)	317.4
Borrowings from banks and others	23,100.8	14,638.5	8,462.3	57.8	3.8%	2.7%	(887.1)	(401.7)	(325.0)	(160.4)	(485.4)	120.8
Bonds issued	30,276.4	29,253.2	1,023.2	3.5	6.9%	4.7%	(2,092.8)	(1,368.7)	(70.7)	(653.5)	(724.2)	52.9
Borrowings from development entities	3,549.7	3,673.2	(123.5)	(3.4)	7.0%	2.5%	(249.9)	(90.0)	8.7	(168.5)	(159.8)	177.6
Other funding	67,384.9	57,589.2	9,795.7	17.0	5.8%	3.5%	(3,908.0)	(2,022.9)	(568.1)	(1,317.0)	(1,885.1)	93.2
Total interest-bearing liabilities	207,233.3	184,915.4	22,317.9	12.1	5.6%	2.5%	(11,664.4)	(4,660.8)	(1,256.2)	(5,747.4)	(7,003.6)	150.3

Grupo Aval’s average balance of gross loans increased 12.9% or Ps 19,111.9 billion in 2022 and the average yield was 10.2%, 228 basis points higher than in 2021. Growth of average balances was lower than that of closing balances (18.1%), partly explained by (i) by stronger underwriting as the year progressed, particularly in commercial loans for which growth of closing balances was 18.3% compared to an 11.1% growth of average balances and (ii) the difference between a 20.8% year-on-year and a 13.6% average peso depreciation versus the U.S. dollar on foreign currency denominated loans (19.4% of total gross loans).

The average Central Bank rate in Colombia increased by 528 basis points to 7.20% in 2022 from 1.92% in 2021. The end of period Central Bank rate in Colombia increased by 900 basis points to 12.0% at December 31, 2022 from 3.00% a year earlier. Given that 85.2% of Grupo

Aval’s commercial loans are variable rate mostly referenced to the 3-month inter-bank rate (IBR) or the 90-day time deposit rate (DTF), average yields on commercial loans increased 353 basis points to 8.96%, slightly below the 528 basis points increase in the average Central Bank rate. On the other hand, given that 87.9% and 76.5% of Grupo Aval’s consumer loans and mortgages are fixed rate, the average yields on these loans only priced in during 2022 a small portion of the rise in reference rates and increased 53 basis points and 42 basis points, respectively.

The average balance of interest-earning investments in debt securities increased 5.2% or Ps 1,150.5 billion. The average yield for interest-earning investments in debt securities increased 284 basis points as our subsidiaries invested in securities at higher yields as the Colombian sovereign yield curve (TES) shifted upwards, following global sovereign fixed income rates and underpinned by the increase in Colombia’s sovereign risk premium.

Average funding rates moved upwards in line with the average Central Bank rate and distorted by competition for stable retail funding and term funding with tenors longer than one year. More demanding NSFR requirements effective on March 31, 2023 favor these sources of funding rather than those provided by financial institutions and open collective investment funds. Pressures on balances and rates built up during the latter part of the year to comply with NSFR requirements. The end of period balance of interest-bearing liabilities increased 17.1% or Ps 32,912.5 billion, driven by a 37.9% or Ps 19,845.0 billion increase in time deposits, a 68.0% or Ps 12,264.7 billion increase in borrowings from banks and others and a 7.4% or Ps 5,095.5 billion increase in savings accounts. The fast-paced growth of time deposits drove the 344 basis points increase in the average rate paid for time deposits, partially pricing in the increase in the average Central Bank rate.

Grupo Aval’s consolidated financial statements incorporate a substantial portion of funding used by Corficolombiana and its non-financial subsidiaries to finance both the ordinary course of business of non-financial subsidiaries and Corficolombiana’s investment portfolio in debt and equity securities. The contribution of Corficolombiana to Grupo Aval’s average balance of interest earning assets is smaller than the contribution to Grupo Aval’s average interest-bearing funding, resulting in a net leverage position. Net interest income (expense) contribution from Corficolombiana’s non-financial subsidiaries to Grupo Aval in 2022 amounted Ps 434.5 billion net interest expense, 53.7% or Ps 151.8 billion more than the Ps 282.8 billion net expense contribution in 2021. The increase in net interest expenses contributed by Corficolombiana is in line with higher interest rates for funding, whether through deposits taken by Corficolombiana or other funding (mostly borrowings from banks and others and bonds) taken by Corficolombiana and its subsidiaries.

Corficolombiana’s consolidated non-financial subsidiaries’ net interest income has been and is expected to continue to be negative in the future as these entities are not financial entities and thus pay interest expenses to fund returns of assets that are mostly not considered interest-earning assets. The returns on those assets are primarily registered in the gross profit (loss) from sales of goods and services and net income from other financial instruments mandatorily at FVTPL, and to a lesser extent, in Other income under share of profit of equity accounted investees, net of tax (equity method). Income and expenses related to financial assets and liabilities, in addition to net interest expense, are recognized under net trading income and foreign exchange gains (losses), net.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(3,120.4)	(3,192.3)	71.9	(2.3)
Impairment (loss) recovery on other financial assets	(16.7)	(0.7)	(16.1)	2,433.3
Recovery of charged-off financial assets	644.0	471.9	172.0	36.5
Net impairment loss on financial assets	(2,493.1)	(2,721.1)	227.9	(8.4)

Grupo Aval’s impairment loss on loans and other accounts receivable decreased 2.3% or Ps 71.9 billion to Ps 3,120.4 billion, driven by the improvement of the loan portfolio’s ECL, explained by (i) favorable performance of clients that had been granted reliefs during 2020 and (ii) in line with the economic recovery and its effect on borrowers’ credit risk. For more information regarding risk management please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Recovery of charged-off financial assets increased 36.5% or Ps 172.0 billion, leveraged on improved economic conditions and enhanced collection processes in our subsidiaries.

Impairment (loss) recovery on other financial assets was driven by a U.S.$5.3 million impairment loss (Stage 1 ECL recognition) of Grupo Aval Limited’s U.S.$520.0 million investment in subordinated corporate bonds convertible into common shares issued by BAC International Bank Inc., a subsidiary of BHI. This impairment loss had to be recognized following the loss of control associated with the spin-off of BHI (75% equity interest) in March 2022.

In general terms, Colombian and Panamanian governments adopted measures aimed at mitigating the negative effect of the pandemic on their respective economies, including through the regulation of an extension on tax returns and payments deadlines, temporary payment holidays on loans and a reduction and/or freezing of interest rates, without negative consequences on credit scores or payment records.

Although each bank tailored reliefs and structural payment programs to best suit their clients’ profiles, such support measures shared certain general characteristics. The outstanding portion of our loan book under payment holidays and structural payment programs is immaterial to Grupo Aval’s results.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		2022 vs. 2021	year ended December 31,		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points	2022	2021	basis points

	(in Ps billions)
Commercial	(622.8)	(1,234.3)	611.5	(49.5)	0.6%	1.4%	(78)	0.6%	1.3%	(80)
Consumer	(2,498.7)	(1,828.4)	(670.3)	36.7	4.6%	3.8%	73	3.6%	3.0%	59
Mortgage	25.2	(99.8)	125.0	(125.3)	(0.2)%	0.7%	(89)	(0.2)%	0.7%	(89)
Microcredit	(5.5)	(17.5)	12.0	(68.6)	1.9%	5.1%	(318)	(3.7)%	2.7%	(643)
Gross loans	(3,101.8)	(3,180.0)	78.2	(2.5)	1.9%	2.1%	(29)	1.5%	1.8%	(36)
Interbank and overnight funds	0.9	(1.5)	2.5	(161.3)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(3,100.8)	(3,181.5)	80.7	(2.5)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(19.6)	(10.8)	(8.7)	80.4	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(3,120.4)	(3,192.3)	71.9	(2.3)	1.9%	2.2%	(29)	1.5%	1.8%	(36)

Grupo Aval’s cost of risk, net, composition of gross loans per stage and asset quality measured by delinquency improved driven by the following factors:

1.	Uncertainty about borrowers’ payment capacity continued to decrease in 2022 as payment behavior patterns of clients under relief programs consolidated, ECL models were updated with information that is likely to reflect future conditions of our borrowers more accurately. Under this context, the return of Stage 2 loans to Stage 1 was greater than in 2021.
2.	Economic performance in 2022 was better than initially estimated when applying forward-looking macroeconomic information in 2021. In addition, risk models give a higher weight to recent history when incorporating economic information, this benefited ECL as 2022 was a year in which the recovery from the effects of the pandemic consolidated.
3.	Origination activity improved significantly in 2022. The share of Stage 1 loans on the overall mix increased to 87.2%, up from 81.6% a year earlier, driven by Ps 24.0 trillion new financial assets originated (net of payments) in 2022. This was 1.2 times or Ps 13.2 trillion more than in 2021.
4.	In 2022, the balance of Stage 2 loans decreased 32.3% or Ps 5,606.1 billion and decreased its weight on the overall mix of Stages to 6.5% in 2022 down from 11.3% in 2021.
a.	Commercial: The balance of Stage 2 commercial loans decreased 36.2% or Ps 3,215.6 billion in 2022 as compared to a Ps 1,506.5 billion increase in 2021. The performance for 2022 was driven by an improvement in our borrower’s financial conditions, that enabled the removal of overlays for commercial loans.
b.	Consumer: The balance of Stage 2 consumer loans decreased 21.1% or Ps 1,320.8 billion in 2022 as compared to a Ps 949.2 billion decrease in 2021, explained by a Ps 212.5 billion increase in charge-offs. The increase in impairment losses for consumer loans was driven by an increase in ECL of personal loans and credit cards, which have higher PDs than other secured products such as payroll loans and automobile loans and leases. At December 31, 2022, 56.1% of our consumer loans were payroll loans -mainly to Government employees and retirees- and 9.1% were automobile loans.

For more information on loss allowance calculations, please refer to Note 4 of our audited consolidated financial statements.

The following table shows our gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2022 vs. 2021
	2022				2021							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	89,958.2	5,672.1	9,144.8	104,775.1	71,200.0	8,887.7	8,503.3	88,591.0	26.3	(36.2)	7.5	18.3
Consumer	52,529.1	4,929.0	1,961.4	59,419.4	42,627.1	6,249.8	1,888.5	50,765.3	23.2	(21.1)	3.9	17.0
Mortgages	16,226.4	1,159.8	497.1	17,883.4	12,033.8	2,200.2	447.4	14,681.5	34.8	(47.3)	11.1	21.8
Microcredit	224.5	14.1	29.2	267.7	187.4	43.4	87.0	317.7	19.8	(67.6)	(66.5)	(15.7)
Gross loans	158,938.3	11,774.9	11,632.4	182,345.6	126,048.4	17,381.0	10,926.1	154,355.5	26.1	(32.3)	6.5	18.1

Commercial	85.9%	5.4%	8.7%	100.0%	80.4%	10.0%	9.6%	100.0%
Consumer	88.4%	8.3%	3.3%	100.0%	84.0%	12.3%	3.7%	100.0%
Mortgages	90.7%	6.5%	2.8%	100.0%	82.0%	15.0%	3.0%	100.0%
Microcredit	83.9%	5.3%	10.9%	100.0%	59.0%	13.6%	27.4%	100.0%
Gross loans	87.2%	6.5%	6.4%	100.0%	81.7%	11.3%	7.1%	100.0%

In 2022, overlays put in place during 2020, which intended to anticipate future performance of delinquency were lifted. In 2020, overlays drove a Ps 10.9 trillion transfer of gross loans from Stage 1 to Stage 2. In 2021, Ps 5.5 trillion of gross loans transferred from Stage 2 to Stage 1 and Ps 3.9 trillion showed further signs of deterioration and were transferred to Stage 3, the majority of which was ultimately charged-off. In 2022, Ps 8.3 trillion of gross loans transferred from Stage 2 to Stage 1 and Ps 2.9 trillion showed further signs of deterioration and were transferred to Stage 3, the majority of which was ultimately charged-off.

The outstanding balance of commercial Stage 2 loans classified as “significant risk” (with PDs between 45% and 60%) decreased Ps 3,495.4 billion. The removal of overlays enabled a Ps 472.6 billion decrease in impairment losses for Stage 2 commercial loans. Loss allowance as a percentage of gross commercial loans classified as Stage 2 increased to 9.1% in 2022 from 8.5% in 2021. In Stage 2 consumer loans, personal loans classified as “appreciable risk” (with PDs between 22.5% and 45%) increased Ps 492.6 billion and credit cards classified as “appreciable risk” increased Ps 427.6 billion. As a result, impairment losses for Stage 2 personal loans and credit cards increased Ps 378.4 billion and Ps 240.8 billion, respectively. Observed deterioration has not yet reflected the changes in ECL; the balance of delinquent loans for these products increased Ps 63.8 billion over the year and charge-offs for these products increased Ps 177.3 billion. As such, loss allowance as a percentage of gross consumer loans classified as Stage 2 increased to 17.3% in 2022 from 13.2% in 2021.

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Grupo Aval (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2022 vs. 2021		at December 31,		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points

	(in Ps billions)
Commercial	3,788.8	3,534.5	254.3	7.2	3.6%	4.0%	(37)
Consumer	1,575.3	1,514.5	60.8	4.0	2.7%	3.0%	(33)
Mortgages	540.9	470.5	70.4	15.0	3.0%	3.2%	(18)
Microcredit	29.2	86.9	(57.8)	(66.4)	10.9%	27.4%	(1,646)
Gross loans	5,934.2	5,606.4	327.8	5.8	3.3%	3.6%	(38)

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2022 vs. 2021		of average gross loans		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points

	(in Ps billions)
Commercial	746.2	1,095.1	(349.0)	(31.9)	0.8%	1.3%	(49)
Consumer	2,343.2	2,383.6	(40.3)	(1.7)	4.3%	5.0%	(71)
Mortgages	41.9	27.2	14.7	54.1	0.3%	0.2%	6
Microcredit	80.6	49.9	30.7	61.6	28.4%	14.6%	1,381
Total charge-offs	3,211.9	3,555.8	(343.9)	(9.7)	1.9%	2.4%	(48)

(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days remained materially stable at 155.1% in 2022 and 2021. Charge-offs as a percentage of average gross loans decreased explained in part by the origination dynamics mentioned before that led to strong growth of average balances that performed well as of December 31, 2022.

Net income from commissions and fees

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Banking fees	2,448.5	2,090.8	357.7	17.1
Bonded warehouse services	187.2	169.4	17.9	10.5
Trust activities and portfolio management services	353.3	336.6	16.6	4.9
Pension and severance fund management	885.4	1,199.1	(313.7)	(26.2)
Income from commissions and fees	3,874.4	3,795.9	78.5	2.1
Expenses from commissions and fees	(970.7)	(731.7)	(238.9)	32.7
Net income from commissions and fees	2,903.8	3,064.2	(160.4)	(5.2)

Income from commissions and fees increased 2.1% or Ps 78.5 billion, positively impacted by a 17.1% or Ps 357.7 billion increase in banking fees that were partially offset by a 26.2% or Ps 313.7 billion decrease in pension and severance fund management fees. The increase in banking fees is related to the following:

1.	Banking service fees increased 12.3% or Ps 168.5 billion due to (i) higher transaction volumes on our branch network, especially during the last quarter of the year and (ii) higher bancassurance income in 2022 due to an increase in underwriting.
2.	Debit and credit card fees increased 24.6% or Ps 164.9 billion mainly explained by a 38.3% or Ps 106.7 billion increase in income from merchant acquiring, as transactions on point-of-sale (POS) were significantly higher in 2022 exceeding pre-pandemic levels. Debit and credit card fees increased 14.8% or Ps 58.2 billion.

Pension and severance fund management fees decreased driven by (i) a 35.6% or Ps 304.4 billion decrease in fee income from mandatory pension fund management, (ii) a 15.0% or Ps 15.5 billion decrease in revenues received from voluntary pension fund management mainly due to negative returns on AUMs, (iii) a 2.6% or Ps 6.2 billion increase in fee income from severance fund management driven by an increase in the number of clients, and (iv) a 3.1% or Ps 0.1 billion increase in fee income from third-party pension fund management, mainly FONPET.

Fees generated by Porvenir were negatively impacted by an increase in premiums paid for life and disability insurance coverage on mandatory pensions, which rose to 2.47% in February, 2022 up from 2.00% in 2021 as a result of the increased mortality, consequence of the COVID-19 pandemic. Given that this rate is deducted from the 3.00% Porvenir charges on contributions of its mandatory pension fund clients, the fee received by Porvenir declined to 0.53% in 2022 down from 1.00% in 2021. Between February and the first weeks of April Porvenir accounted for the higher insurance cost as expenses from commissions and fees in an amount of Ps 61.5 billion as regulation requires to notify clients of the change before it can be enforced. From that point on, the mandatory pension funds managed by Porvenir reflected the higher insurance cost as lower income from mandatory pension fund fees. This event explains part of the increase in expenses from commissions and fees.

The increase in expenses from commissions and fees was mainly driven by expenses related to the recovery of income from commissions and fees and by higher fees paid for external sales-forces, as commercial activity increased.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Income from sales of goods and services	12,141.3	10,450.9	1,690.4	16.2
Costs and expenses of sales of goods and services	(7,596.2)	(7,352.0)	(244.3)	3.3
Gross profit from sales of goods and services	4,545.1	3,098.9	1,446.2	46.7

Gross profit from sales of goods and services mainly reflects income and expenses related to non-financial assets and liabilities of Grupo Aval’s non-financial subsidiaries. Results related to financial assets and liabilities of these companies are presented under interest income, interest expense, net income from other financial instruments mandatorily at FVTPL, net trading income and foreign exchange gains (losses), net, and to a lesser extent, in Other income under share of profit of equity accounted investees, net of tax (equity method).

	Year ended December 31, 2022
	Infrastructure	Energy & Gas	Hospitality	Agribusiness	Other	Total

	(in Ps billions)
Income from sales of goods and services	5,330.2	5,718.8	532.3	341.0	219.0	12,141.3
Costs from sales of goods and services	(1,410.5)	(3,710.9)	(182.3)	(195.2)	(77.4)	(5,576.2)
Gross income from sales of goods and services	3,919.7	2,007.9	350.0	145.8	141.7	6,565.1
Personnel expenses	(29.8)	(116.8)	(58.6)	(14.1)	(402.7)	(622.0)
Administrative and other expenses	(176.6)	(361.9)	(199.0)	(29.4)	(76.3)	(843.1)
Depreciation and amortization	(61.1)	(337.9)	(14.6)	(6.9)	(23.9)	(444.5)
Expenses from commissions and fees	(1.9)	(7.4)	(6.0)	(0.3)	(19.1)	(34.6)
Allowance for impairment of receivables	(1.9)	(57.9)	0.6	0.3	(0.2)	(59.1)
Other expenses	(0.0)	(16.7)	(0.0)	—	(0.0)	(16.7)
Expenses from sales of goods and services	(271.2)	(898.5)	(277.7)	(50.4)	(522.2)	(2,020.0)
Gross profit from sales of goods and services	3,648.5	1,109.4	72.4	95.4	(380.5)	4,545.1

	Year ended December 31, 2021
	Infrastructure	Energy & Gas	Hospitality	Agribusiness	Other	Total

	(in Ps billions)
Income from sales of goods and services	4,714.7	4,987.2	296.8	252.5	199.6	10,450.9
Costs from sales of goods and services	(2,087.3)	(3,180.5)	(113.0)	(155.1)	(58.7)	(5,594.6)
Gross income from sales of goods and services	2,627.4	1,806.7	183.9	97.4	140.9	4,856.3
Personnel expenses	(25.2)	(119.3)	(43.2)	(13.2)	(398.5)	(599.4)
Administrative and other expenses	(159.2)	(261.5)	(135.3)	(19.8)	(71.6)	(647.4)
Depreciation and amortization	(69.8)	(297.4)	(15.5)	(7.0)	(25.6)	(415.4)
Expenses from commissions and fees	(1.7)	(5.5)	(3.8)	(0.3)	(16.6)	(27.9)
Allowance for impairment of receivables	(3.5)	(46.8)	(0.2)	(0.4)	(0.2)	(51.1)
Other	(0.0)	(16.2)	(0.0)	(0.0)	(0.0)	(16.2)
Expenses from sales of goods and services	(259.5)	(746.5)	(198.0)	(40.6)	(512.7)	(1,757.4)
Gross profit from sales of goods and services	2,367.9	1,060.2	(14.1)	56.8	(371.8)	3,098.9

Infrastructure companies were the largest contributor to this line item with Ps 3,648.5 billion in 2022. This sector drove the overall performance in gross profit from sales of goods and services growing 54.1% or Ps 1,280.6 billion compared to 2021 mainly explained by a Ps 615.5 billion increase in income and a Ps 665.2 billion decrease in costs and expenses. Income benefitted from increases in the internal rate of return (DOB or “Diferencial de Obra Bruto”) used to calculate financial assets of concession arrangements, driven by (i) the depreciation of the Colombian peso relative to the U.S. dollar and its positive effect on U.S. dollar denominated future guaranteed payments and (ii) the increase in observed and expected inflation relative to previous estimations used in future cash flow projections. The latter also led to a higher value of intangible assets related to concession arrangements due to increases in cash flow projections of toll-road income. Given that Corficolombiana’s concessions under construction are nearing their final stages, work progress was slower than in 2021, which in turn drove the reduction in construction costs. Partially offsetting the increase in gross profit from sales of goods and services, the infrastructure companies registered a Ps 533.8 billion increase in expenses related to hedging strategies (net trading income and foreign exchange losses) of its financial assets and liabilities (Ps 467.2 billion increase) and interest expense on financing (Ps 66.6 billion increase).

Gross profit for energy and gas companies in 2022 was Ps 1,109.4 billion, Ps 49.2 billion more than in 2021. Income increased 14.7% or Ps 731.6 billion and costs and expenses increased 17.4% or Ps 682.4 billion. Income grew vigorously during the first nine months of the year but had a sluggish fourth quarter as tariffs were lowered in September, transportation volumes to industrial clients decelerated in line with the economic slowdown and due to scheduled maintenances of pipelines. Offsetting the increase in gross profit from sales of goods and services, the energy and gas companies registered a Ps 92.8 billion increase in interest expense on financing.

Gross profit for hospitality companies in 2022 was Ps 72.4 billion, a Ps 86.4 billion improvement relative to the Ps 14.1 billion loss in 2021. Income increased 79.3% or Ps 235.5 billion driven by an increase in occupancy rates to 69.2%, the highest ever and over 10.0 percentage points higher than in 2019 (pre-pandemic levels). Costs increased 47.9% or Ps 149.1 billion driven by the reactivation of activities.

Gross profit for agribusiness companies in 2022 was Ps 95.4 billion, Ps 38.7 billion more than in 2021. Income increased 35.0% or Ps 88.5 billion due to a higher price of rubber and African palm oil, while costs increased 25.4% or Ps 49.8 billion mainly explained by the increase in prices for agro-industrial supplies and the effects of supply chain disruptions.

Gross loss for other sectors was Ps 380.5 billion in 2022, mainly reflects operating costs of other services companies (mainly call-centers) that provide Grupo Aval’s entities and third parties with call center, BPO and external sales-force services, Ps 8.8 billion more than the Ps 371.8 billion gross loss in 2021.

For a detailed analysis of the different sectors see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Corficolombiana” and for information related to concession arrangements rights see Note 16 of our audited consolidated financial statements.

Net trading income

Grupo Aval’s net trading income (refer to Note 29 of our audited consolidated financial statements) was Ps 1,559.6 billion in 2022, Ps 637.3 billion or 69.1% higher than in 2021, resulting from a Ps 732.7 billion increase in net trading income from derivatives and a Ps 95.3 billion decrease in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was offset by a Ps 1,334.3 billion decrease in foreign exchange gains (losses), net, recognized under other income.

Net trading income from investment securities at fair value through profit or loss consisted of two distinct drivers, income from Porvenir’s stabilization reserve decreased Ps 244.5 billion to a Ps 81.1 billion loss in 2022 (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Porvenir”) which was partially offset by a Ps 149.2 billion increase to a Ps 110.9 billion income from our other operating segments.

Net trading income from our non-financial subsidiaries decreased Ps 218.2 billion to a Ps 5.1 billion gain, resulting from a Ps 257.3 billion decrease in net trading income from derivatives and a Ps 39.1 billion increase in income from investment securities at fair value through profit or loss.

Total income from investment securities

Grupo Aval’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at amortized cost or “AC” (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). Grupo Aval manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Grupo Aval (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 1,873.3 billion for 2022, 81.1% or Ps 838.9 billion more than in 2021. This was primarily driven by 203 basis points increase in the average yield on total investment securities to 4.6% in 2022 up from 2.6% in 2021, generating a Ps 803.5 billion increase in interest income. In addition, a 1.9% or Ps 765.5 billion increase in the average balance of total investment securities to Ps 40,436.1 billion in 2022 resulted in a Ps 35.5 billion increase in interest income. The main drivers for this performance were discussed above in net interest income and net trading income.

Net income from other financial instruments mandatorily at FVTPL

Net income from financial instruments mandatorily at FVTPL reflect the fair value of concession arrangements entered between Promigas and the Colombian Government and increased by Ps 8.7 billion to Ps 278.8 billion in 2022 as compared to 2021.

Other income

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(1,825.7)	(491.4)	(1,334.3)	271.5
Share of profit of equity accounted investees, net of tax (Equity method)	372.8	300.2	72.6	24.2
Net gain (loss) on sale of debt and equity securities	(134.7)	83.6	(218.3)	(261.0)
Dividends	119.9	154.0	(34.1)	(22.1)
Gain (loss) on the sale of non-current assets held for sale	10.5	13.6	(3.1)	(23.1)
Gain on sale of property, plant and equipment	142.1	20.7	121.5	588.4
Net gain (loss) in asset valuation	50.5	21.0	29.5	140.6
Gain on loss of control of subsidiaries	137.4	—	137.4	N.A.
Other	278.7	288.0	(9.4)	(3.3)
Other income	(848.6)	389.7	(1,238.3)	(317.8)

Other income decreased Ps 1,238.3 billion, explained by a Ps 1,334.3 billion decrease in foreign exchange gains (losses), net to a Ps 1,825.7 billion net loss was partially offset by the Ps 732.7 billion increase in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2022 was a Ps 295.9 billion loss, Ps 601.6 billion lower than in 2021. In 2022,

Colombian Peso depreciation implicit in derivatives contracts increased considerably driven by the temporary expansion in the interest rate differential between Colombia and U.S.A., leading to a higher cost of hedging strategies when compared to 2021.

This situation explains the performance of our non-financial subsidiaries, particularly in infrastructure, that enter into derivatives contracts to hedge U.S.$ denominated financial assets and liabilities. The net result of both activities (foreign exchange and derivatives) for our non-financial subsidiaries for 2022 was a Ps 587.5 billion loss compared to a Ps 76.4 billion loss in 2021 (this is associated with income under “Gross profit from sales of goods and services”). Finally, prior to the spin-off of BHI, Banco de Bogotá hedged a net asset (long) dollar position through hedge accounting with effect in OCI. Following the spin-off, the bank was left with a net liability (short) dollar position and started hedging it through the Statement of income.

The Ps 218.3 billion decrease in net gain on sale of debt and equity securities to a Ps 134.7 billion loss in 2022 was explained by the realization of losses of certain debt investment securities classified at FVOCI that were reinvested at higher yields, which will have a positive effect on interest income on investments in debt securities going forward. The Ps 34.1 billion decrease in dividends was mainly driven by a Ps 45.2 billion extraordinary dividend declared in September 2021 by Grupo Energía de Bogotá (GEB).

Grupo Aval, through Banco de Bogotá, Banco Popular and Banco AV Villas, optimized its PP&E structure by transferring some non-strategic property, plant and equipment in exchange for equity in NEXUS Real Estate Capital Funds (a private equity fund specialized in real estate management). The transaction resulted in 2022 in income recognized through gain sale of property, plant and equipment (as their fair value was higher than their book value at the time of transfer) and net gain (loss) in asset valuation (as the update in their fair value was favorable at the time of transfer). The Ps 137.4 billion gain on loss of control of subsidiaries correspond to the valuation upon recognition as an investment in associate of Banco de Bogotá’s 25% equity interest in BHI.

The Ps 72.6 billion increase in share of profit of equity accounted investees, net of tax (equity method) was driven by (i) a Ps 36.6 billion increase in Cálidda, (ii) a Ps 12.8 billion increase in Aerocali (airport concession in Cali held through Corficolombiana) as passenger volume continued to recover from the negative impact of travel restrictions in place throughout 2020 and part of 2021, (iii) a Ps 8.0 billion increase from ACH due to increased volumes of automated clearinghouse transactions, and (iv) a Ps 7.0 billion increase in equity method from Credibanco and Redeban Multicolor (payment processing associates) as merchant acquiring volumes presented strong dynamics throughout the year.

Other expenses

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.8)	(2.9)	2.1	(72.7)
Personnel expenses	(2,833.8)	(2,634.2)	(199.6)	7.6
Administrative and other expenses	(3,703.6)	(3,209.6)	(494.0)	15.4
Depreciation and amortization	(645.7)	(606.9)	(38.9)	6.4
Impairment loss on other assets	(20.8)	(70.0)	49.2	(70.3)
Other	(205.1)	(266.5)	61.5	(23.1)
Other expenses	(7,409.8)	(6,790.1)	(619.7)	9.1

In 2022, we continued with our initiatives of cost containment. Other expenses increased 9.1% or Ps 619.7 billion, well below the end of period inflation of 13.1%. The 28.4% or Ps 192.5 billion increase in operating taxes in 2022 amounted to 2.8 percentage points of overall other expense growth and 6.0 percentage points of growth in administrative and other expenses. This is primarily explained by the increase in industry and commerce tax or ICA (charged at a department and municipal level), which is charged on a gross income basis and increased in line with income growth (driven by interest income on gross loans). Insurance expenses increased 8.6% or Ps 36.2 billion, driven by the insurance deposit paid in Colombia and in line with growth of average deposits for 2022. Service expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others increased 8.0% or Ps 33.7 billion, below observed inflation.

The increase in personnel expenses resulted from an 8.6% or Ps 215.6 billion increase in salaries and employee benefits and an 11.5% or Ps 16.0 billion decrease in labor severances and bonus plan payments. For reference, the minimum wage in Colombia increased by 10.0% in 2022 as compared to 2021.

The Ps 49.2 billion decrease in impairment loss on other assets was driven by a Ps 56.8 billion provision recognized by Corficolombiana on its investment in Covipacífico in 2021 due to excess costs expected to be incurred on the Pacífico 1 project. The Ps 61.5 billion decrease in other is mainly explained by a Ps 74.8 billion decrease in provision expenses related to emerging costs of legal proceedings arising from individual civil lawsuits originated from mandatory pension fund clients in Porvenir seeking to be transferred to Colpensiones.

Given that Grupo Aval’s other expenses increased by 9.1% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income) increased by 1.9%, the cost to income efficiency ratio was 45.8% in 2022 as compared to 42.8% in 2021. The ratio of other expenses as a percentage of average assets (not including assets previously held through BHI) improved to 2.7% in 2022, down from 2.8% in 2021.

Tax expense

Income tax expense for Grupo Aval decreased by 2.2% or Ps 52.0 billion, to Ps 2,271.4 billion in 2022, driven by a 1.4% or Ps 90.2 billion decrease in income before tax expense. Grupo Aval’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends, equity method and gain on loss of control of subsidiaries (as they are non-taxable income), was 40.2% in 2022 and 39.3% in 2021. For more information on income tax expense please refer to Note 19 of our audited consolidated financial statements.

Net income from discontinued operations

Net income from discontinued operations decreased Ps 761.1 billion, to Ps 866.2 billion in 2022 compared with 2021. Net income from discontinued operations in 2022 includes a Ps 69.6 billion gain related to the BHI transactions (spin-off and sale) including (i) a Ps 1,052.6 billion gain related to the spin-off of 75.0% of equity interest of BHI in March and (ii) a Ps 983.0 billion loss on the sale of a 20.9% equity interest of BHI in December. In addition, in 2022 Grupo Aval through Banco de Bogotá recognized Ps 796.6 billion of BHI’s net income during the time it was a subsidiary (January – March) and afterwards, during the time it was accounted for as an investment in associate through the equity method (April – November). Net income from discontinued operations in 2021 reflects the consolidation of 100.0% of BHI’s net income as it was a consolidated subsidiary, while in 2022 it reflects 100.0% of BHI’s net income through March and a 25% equity interest reflecting Banco de Bogotá’s remaining interest using the equity method after the spin-off through November, as an additional stake was sold in the tender offer as described above.

The attributable portion of net income from discontinued operations reflects Grupo Aval’s equity interest in Banco de Bogotá. As a result, net income from discontinued operations attributable to owners of the parent was Ps 594.0 billion, 46.9% or Ps 524.6 billion lower than in 2021.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased 0.65%, or Ps 15.5 billion, to Ps 2,386.2 billion in 2022 compared to 2021. The ratio of net income attributable to non-controlling interest to net income increased to 49.0% in 2022 from 41.8% in 2021. The increase in this ratio is mainly attributable to (i) a 35.2% increase in Corficolombiana’s attributable net income, of which 59.5% is attributable to non-controlling interest (see Note 26 of our audited consolidated financial statements) and (ii) a 73.4% decrease in Porvenir’s attributable net income, of which 24.2% is non-controlling interest. Net income from discontinued operations attributable to non-controlling interest was Ps 272.2 billion, 46.5% or Ps 236.6 billion lower than in 2021.

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

In March 2022, Banco de Bogotá executed a spin-off of a 75% equity stake in BHI to its shareholders and Grupo Aval subsequently spun-off its equity interest to its shareholders. We retained an indirect stake of approximately 17.2% in BHI (representing our proportional interest in the 25% equity stake in BHI retained by Banco de Bogotá). Accordingly, starting in March 2022 lost control of BHI and ceased to consolidate it and its subsidiaries. The remaining 25% equity interest was accounted as an investment in associate at fair value upon recognition and through the equity method subsequently. In December 2022, Banco de Bogotá sold a 20.89% equity interest in BHI and retained a 4.11%, which was recognized as an equity investment at fair value with changes in OCI (FVOCI).

Banco de Bogotá’s operating segment figures previously reported for 2021 have been modified to reflect the discontinued operations arising from the aforementioned transactions. As a result, the Banco de Bogotá segment was modified reclassify the “Participation in results of subsidiaries” included in “Other income” to “Net income from discontinued operations”.

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

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to owners of the parent for the year ended December 31, 2022 was Ps 2,804.9 billion, decreasing 35.6% or Ps 1,551.2 billion compared to the year ended December 31, 2021, driven by the Ps 1,165.6 billion decrease in gain on loss of control of subsidiaries (recorded in other income) and a Ps 626.3 billion decrease in net income from discontinued operations, related to the spin-off of a 75% equity stake in BHI on March 2022 and the sale of an additional 20.9% of equity stake in BHI on December 2022, as described further below. Net income attributable to owners of the parent excluding these effects grew 16.9% or Ps 240.7 billion. The following discussion describes the main drivers of Banco de Bogotá’s results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021.

	Banco de Bogotá
	For the year ended		Change 2022 vs
	December 31,		2021
	2022	2021	#	%

	(in Ps billions)
Total interest income	9,293.0	6,170.5	3,122.5	50.6
Total interest expense	(4,597.8)	(2,122.2)	(2,475.6)	116.7
Net interest income	4,695.2	4,048.3	646.9	16.0
Impairment loss on loans and other accounts receivable	(1,691.7)	(1,899.3)	207.6	(10.9)
Impairment (loss) recovery on other financial assets	1.5	0.1	1.4	1,429.7
Recovery of charged-off financial assets	327.8	219.6	108.2	49.2
Net impairment loss on financial assets	(1,362.4)	(1,679.6)	317.2	(18.9)
Net interest income, after impairment losses	3,332.8	2,368.8	964.1	40.7
Net income from commissions and fees	1,238.1	1,098.8	139.3	12.7
Gross loss from sales of goods and services	(135.7)	(126.7)	(9.0)	7.1
Net trading income	1,179.8	538.6	641.2	119.1
Other income	(407.9)	1,863.4	(2,271.4)	(121.9)
Other expenses	(3,111.4)	(2,756.5)	(355.0)	12.9
Net income before tax expense	2,095.7	2,986.4	(890.7)	(29.8)
Income tax expense	(290.2)	(252.6)	(37.6)	14.9
Net income for the year from continuing operations	1,805.5	2,733.8	(928.3)	(34.0)
Net income for the year from discontinued operations	1,000.8	1,627.3	(626.5)	(38.5)
Net income for the year	2,806.3	4,361.1	(1,554.8)	(35.7)

Net income for the year attributable to:
From continuing operations	1,804.1	2,729.0	(924.9)	(33.9)
From discontinued operations	1,000.8	1,627.1	(626.3)	(38.5)
Owners of the parent	2,804.9	4,356.1	(1,551.2)	(35.6)
From continuing operations	1.4	4.8	(3.4)	(71.3)
From discontinued operations	—	0.2	(0.2)	(100.0)
Non-controlling interest	1.4	5.0	(3.6)	(72.3)

Net income for the year	2,806.3	4,361.1	(1,554.8)	(35.7)

Net interest income

Net interest income increased 16.0% or Ps 646.9 billion to Ps 4,695.2 billion in 2022. Total interest income performance was driven by a 240 basis points increase in the average yield of interest-earning assets and a 10.8% or Ps 9,944.0 billion increase in the average balance of interest-earning assets. Total interest expense increased 116.7% or Ps 2,475.6 billion, less than total interest income, resulting from a 234 basis points increase in the average interest rate paid on interest-bearing funding. The average balance of interest-bearing funding increased 7.1% or Ps 6,546.6 billion. Yields and rates paid increased rapidly due to monetary policy in place throughout the year, a tighter liquidity environment and due to additional pressures coming from more demanding NSFR requirements, which drove the increase in the cost of interest-bearing deposits. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 39 basis points to 4.9%. On the other hand, net interest margin expanded by 21 basis points to 4.6%, given that the increase in the average rate paid on interest-bearing liabilities was lower than the 285 basis points increase in the average rate paid on interest-bearing deposits. The main drivers impacting interest-earning assets and interest-bearing funding during 2022, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2022 vs. 2021		the year ended December 31,		year ended December 31,		Change, 2022 vs. 2021
2022	2021	#	%	2022	2021	2022	2021	#	%

(in Ps billions)						(in Ps billions)
102,286.5	92,342.5	9,944.0	10.8	4.6%	4.4%	4,695.2	4,048.3	646.9	16.0

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	58,088.5	53,938.2	4,150.2	7.7	8.5%	5.2%	4,919.9	2,807.5	351.5	1,760.9	2,112.4	75.2
Consumer	19,818.3	17,505.0	2,313.3	13.2	13.9%	13.2%	2,760.7	2,305.6	322.2	132.9	455.1	19.7
Mortgages	9,960.1	7,884.4	2,075.7	26.3	8.0%	7.2%	794.1	565.8	165.5	62.8	228.3	40.4
Microcredit	281.5	338.2	(56.7)	(16.8)	22.9%	22.9%	64.3	77.6	(13.0)	(0.3)	(13.3)	(17.1)
Gross loans	88,148.4	79,665.9	8,482.5	10.6	9.7%	7.2%	8,539.0	5,756.5	821.7	1,960.8	2,782.6	48.3
Interbank and overnight funds	1,163.1	345.9	817.3	236.3	18.3%	18.0%	212.4	62.4	149.2	0.8	150.0	240.4
Total gross loans	89,311.5	80,011.8	9,299.8	11.6	9.8%	7.3%	8,751.4	5,818.9	911.3	2,021.3	2,932.5	50.4
Investments in debt securities	12,974.9	12,330.7	644.2	5.2	4.2%	2.9%	541.6	351.6	26.9	163.0	189.9	54.0
Total interest-earning assets	102,286.5	92,342.5	9,944.0	10.8	9.1%	6.7%	9,293.0	6,170.5	903.4	2,219.0	3,122.5	50.6

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	6,180.0	7,521.6	(1,341.6)	(17.8)	2.4%	0.7%	(145.8)	(54.7)	31.7	(122.8)	(91.1)	166.6
Time deposits	34,114.8	30,910.6	3,204.1	10.4	5.4%	2.8%	(1,858.2)	(879.6)	(174.5)	(804.1)	(978.6)	111.3
Savings accounts	30,917.4	30,324.5	592.9	2.0	4.5%	1.2%	(1,382.7)	(376.8)	(26.5)	(979.4)	(1,005.9)	267.0
Total interest-bearing deposits	71,212.2	68,756.7	2,455.5	3.6	4.8%	1.9%	(3,386.7)	(1,311.1)	(116.8)	(1,958.9)	(2,075.6)	158.3
Interbank borrowings and overnight funds	2,183.4	3,116.0	(932.6)	(29.9)	7.8%	2.1%	(171.0)	(65.1)	73.1	(179.0)	(105.9)	162.6
Borrowings from banks and others	12,458.6	8,070.8	4,387.8	54.4	2.1%	1.5%	(258.3)	(123.3)	(91.0)	(44.1)	(135.0)	109.5
Bonds issued	11,368.5	10,591.3	777.1	7.3	5.6%	5.3%	(633.9)	(565.0)	(43.3)	(25.6)	(68.9)	12.2
Borrowings from development entities	1,966.3	2,107.5	(141.2)	(6.7)	7.5%	2.7%	(147.8)	(57.7)	10.6	(100.7)	(90.1)	156.1
Other funding	27,976.8	23,885.6	4,091.2	17.1	4.3%	3.4%	(1,211.0)	(811.1)	(177.1)	(222.9)	(399.9)	49.3
Total interest-bearing liabilities	99,189.0	92,642.3	6,546.6	7.1	4.6%	2.3%	(4,597.8)	(2,122.2)	(303.5)	(2,172.1)	(2,475.6)	116.7

Banco de Bogotá’s average balance of gross loans increased 10.6% or Ps 8,482.5 billion in 2022 and the average yield was 9.7%, 246 basis points higher than in 2021. Growth of average balances was lower than that of closing balances (17.3%), partly explained by (i) stronger underwriting as the year progressed, particularly in commercial loans for which growth of closing balances was 15.2% compared to a 7.7% growth of average balances and (ii) the difference between a 20.8% year-on-year and a 13.6% average peso depreciation versus the U.S. dollar on foreign currency denominated loans (28.0% of total gross loans).

Given that 88.0% of Banco de Bogotá’s commercial loans are variable rate mostly referenced either to the 3-month inter-bank rate (IBR) or the 90-day time deposit rate (DTF), average yields on commercial loans increased 326 basis points to 8.5%, below the 528 basis points increase in the average Central Bank rate to 7.2% in 2022 from 1.9% in 2021. On the other hand, given that 81.4% of Banco de Bogotá’s consumer loans are fixed rate, the average yields on consumer loans only priced in during 2022 a small portion of the rise in reference rates, and increased 76 basis points.

The average balance of interest-earning investments in debt securities increased 5.2% or Ps 644.2 billion. The average yield for interest-earning investments in debt securities increased 132 basis points as Banco de Bogotá invested in securities at higher yields as the Colombian sovereign yield curve (TES) shifted upwards, following global sovereign fixed income rates and underpinned by the increase in Colombia’s sovereign risk premium.

Finally, as described in Grupo Aval’s analysis, average funding rates moved upwards in line with the average Central Bank rate. In addition, cost of funds was pressed by competition for stable retail funding and term funding with tenors longer than one year in order to comply with the more demanding NSFR requirements. Pressures on balances and rates built up during the latter part of the year to comply with NSFR requirements. The end of period balance of interest-bearing liabilities increased 16.7% or Ps 15,352.1 billion, driven by a 33.5% or Ps 9,794.5 billion increase in time deposits, a 50.6% or Ps 5,255.0 billion increase in borrowings from banks and others and a 3.6% or Ps 1,129.3 billion increase in savings accounts. The fast-paced growth of time deposits drove the 260 basis points increase in the average rate paid for time deposits, partially pricing in the increase in the average Central Bank rate.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(1,691.7)	(1,899.3)	207.6	(10.9)
Impairment (loss) recovery on other financial assets	1.5	0.1	1.4	1,429.7
Recovery of charged-off financial assets	327.8	219.6	108.2	49.2
Net impairment loss on financial assets	(1,362.4)	(1,679.6)	317.2	(18.9)

Banco de Bogotá’s impairment loss on loans and other accounts receivable decreased 10.9% or Ps 207.6 billion to Ps 1,691.7 billion, driven by the improvement of the loan portfolio’s ECL, explained by (i) favorable performance of clients that had been granted reliefs during 2020 and (ii) the economic recovery and its effect on borrowers’ credit risk. For more information regarding risk management please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

In addition, recovery of charged-off financial assets increased 49.2% or Ps 108.2 billion to Ps 327.8 billion, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		2022 vs. 2021	year ended December 31,		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points	2022	2021	basis points

	(in Ps billions)
Commercial	(221.1)	(687.8)	466.7	(67.9)	0.4%	1.3%	(89)	0.3%	1.2%	(91)
Consumer	(1,480.4)	(1,090.2)	(390.2)	35.8	7.5%	6.2%	124	6.0%	5.1%	91
Mortgage	15.6	(97.6)	113.3	(116.0)	(0.2)%	1.2%	(140)	(0.2)%	1.2%	(139)
Microcredit	(5.6)	(17.7)	12.1	(68.6)	2.0%	5.2%	(326)	(3.5)%	3.0%	(649)
Gross loans	(1,691.4)	(1,893.3)	201.9	(10.7)	1.9%	2.4%	(46)	1.5%	2.1%	(55)
Interbank and overnight funds	0.5	0.2	0.4	241.3	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(1,690.9)	(1,893.2)	202.3	(10.7)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(0.8)	(6.2)	5.3	(86.8)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(1,691.7)	(1,899.3)	207.6	(10.9)	1.9%	2.4%	(46)	1.5%	2.1%	(56)

Banco de Bogotá’s cost of risk, net decreased to 1.5% driven by the decrease in cost of risk of commercial loans and mortgages that was partially offset by an increase in the cost of risk of consumer loans. A Ps 564.1 billion decrease in impairment loss for Stage 3 loans explained the improvement, for which Ps 365.6 billion were consumer loans and Ps 142.0 billion were commercial loans. Partially offsetting this improvement was a Ps 217.2 billion increase in impairment losses for Stage 2 loans, explained by a Ps 623.1 billion increase in consumer loans that was somewhat compensated by a Ps 377.9 billion decrease in commercial loans and a Ps 53.7 billion decrease in mortgages.

The increase in impairment losses for consumer loans was driven by some deterioration in the asset quality of credit cards and personal loans, which have higher PDs than other secured products such as payroll loans and automobile loans and leases. The decrease in impairment losses for commercial loans and mortgages was driven by the reversal of impairment losses booked as overlays or for customers relieved during the pandemic, as borrower’s payment behavior recovered throughout the year. Finally, a Ps 145.0 billion increase in impairment losses for Stage 1 loans was mostly explained by organic growth of the loan portfolio.

The following table shows Banco de Bogotá’s gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2022 vs. 2021
	2022				2021							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	52,510.5	3,764.6	6,250.7	62,525.8	43,872.9	5,002.1	5,414.6	54,289.6	19.7	(24.7)	15.4	15.2
Consumer	18,040.3	3,110.4	596.8	21,747.4	14,890.0	2,963.8	693.4	18,547.3	21.2	4.9	(13.9)	17.3
Mortgages	10,323.9	953.0	262.5	11,539.3	6,743.1	1,803.1	204.4	8,750.6	53.1	(47.2)	28.4	31.9
Microcredit	222.8	14.0	28.5	265.3	184.7	43.2	86.4	314.4	20.6	(67.6)	(67.0)	(15.6)
Gross loans	81,097.5	7,842.0	7,138.4	96,078.0	65,690.8	9,812.3	6,398.8	81,901.8	23.5	(20.1)	11.6	17.3

Commercial	84.0%	6.0%	10.0%	100.0%	80.8%	9.2%	10.0%	100.0%
Consumer	83.0%	14.3%	2.7%	100.0%	80.3%	16.0%	3.7%	100.0%
Mortgages	89.5%	8.3%	2.3%	100.0%	77.1%	20.6%	2.3%	100.0%
Microcredit	84.0%	5.3%	10.7%	100.0%	58.8%	13.8%	27.5%	100.0%
Gross loans	84.4%	8.2%	7.4%	100.0%	80.2%	12.0%	7.8%	100.0%

The quality of Banco de Bogotá’s gross loan portfolio measured both by the composition of stages and loans past due improved significantly in 2022 across all loan categories. At December 31, 2022, the balance of Stage 2 loans had decreased 20.1% or Ps 1,970.3 billion to Ps 7,842.0 billion. In commercial, Stage 2 loans decreased Ps 1,237.5 billion to Ps 3,764.6 billion, due to the drivers mentioned above. Net payment/origination of obligations classified as Stage 2 had a favorable evolution leading to a net reduction of Ps 1,259.3 billion and net transfers to Stage 2 from and to Stage 1 or Stage 3 amounted to a Ps 226.4 billion decrease. On the other hand, and in line with the depreciation of the Colombian Peso, the balance of Banco de Bogotá’s Stage 2 foreign currency denominated commercial loans increased Ps 249.8 billion. In consumer, Stage 2 loans increased Ps 146.6 billion to Ps 3,110.4 billion driven by an increase in credit cards (Ps 401.8 billion increase) and to a lesser extent in personal loans (Ps 107.2 billion increase), that were partially offset by a decrease in automobile loans and leases (Ps 360.8 billion decrease). Finally, in mortgages, overlays put in place during the pandemic were removed and explained the majority of the Ps 850.2 billion decrease in Stage 2 loans due to net transfers from and to Stage 1.

For further detail on credit risk model overlays and transitioning between stages, please refer to Grupo Aval’s analysis. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements.

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco de Bogotá (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2022 vs. 2021		at December 31,		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points

	(in Ps billions)
Commercial	2,448.8	2,147.2	301.5	14.0	3.9%	4.0%	(4)
Consumer	588.2	688.6	(100.3)	(14.6)	2.7%	3.7%	(101)
Mortgages	314.0	254.1	59.9	23.6	2.7%	2.9%	(18)
Microcredit	28.5	86.4	(57.9)	(67.0)	10.7%	27.5%	(1,675)
Gross loans	3,379.5	3,176.3	203.2	6.4	3.5%	3.9%	(36)

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2022 vs. 2021		of average gross loans		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points

	(in Ps billions)
Commercial	257.3	550.2	(292.8)	(53.2)	0.4%	1.0%	(58)
Consumer	1,416.4	1,528.8	(112.5)	(7.4)	7.1%	8.7%	(159)
Mortgages	34.0	23.4	10.7	45.7	0.3%	0.3%	5
Microcredit	80.6	49.4	31.2	63.2	28.6%	14.6%	1,403
Total charge-offs	1,788.3	2,151.8	(363.5)	(16.9)	2.0%	2.7%	(67)

(1) Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days was 156.6% in 2022 and 159.3% in 2021. Charge-offs as a percentage of average gross loans decreased explained by a relatively high level in 2021 due to the charge-offs of delinquent clients that were granted reliefs during the pandemic.

Net income from commissions and fees

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Banking fees	1,382.5	1,154.5	227.9	19.7
Bonded warehouse services	122.9	113.7	9.2	8.1
Trust activities and portfolio management services	161.1	156.2	5.0	3.2
Income from commissions and fees	1,666.5	1,424.4	242.1	17.0
Expenses from commissions and fees	(428.4)	(325.6)	(102.8)	31.6
Net income from commissions and fees	1,238.1	1,098.8	139.3	12.7

Income from commissions and fees increased 17.0% or Ps 242.1 billion. Banking fees mainly explained this result, with a 19.7% or Ps 227.9 billion increase. The main drivers for this performance were the same as those discussed under Grupo Aval’s analysis. Banking service fees increased 14.7% or Ps 106.5 billion in line with loan growth and debit and credit card fees increased 29.2% or Ps 120.8 billion. This in turn, was driven by a 46.4% or Ps 70.4 billion increase in income from merchant acquiring and a 19.2% or Ps 50.4 billion increase in debit and credit card management fees, supported by higher transactional activity as compared to 2021. Bonded warehouse services increased 8.1% or Ps 9.2 billion and trust activities and portfolio management services increased 3.2% or Ps 5.0 billion. The latter had a sluggish performance explained by the challenging market conditions present throughout 2022 that negatively impacted performance based fees. Expenses from commissions and fees increased 31.6% or Ps 102.8 billion, driven by an increase in transactional activity and fees paid in relation to income from commissions and fees.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Income from sales of goods and services	35.7	34.4	1.3	3.9
Costs and expenses of sales of goods and services	(171.4)	(161.1)	(10.3)	6.4
Gross loss from sales of goods and services	(135.7)	(126.7)	(9.0)	7.1

Gross loss from sales of goods and services increased by Ps 9.0 billion to a gross loss of Ps 135.7 billion in 2022. This reflects the non-financial results of Almaviva and Megalinea, Banco de Bogotá’s subsidiaries. Income from sales of goods and services increased 3.9% or Ps 1.3 billion to Ps 35.7 billion in 2022. On the other hand, costs and expenses of sales of goods and services showed a 6.4% or Ps 10.3 billion increase to Ps 171.4 billion in 2022. The gross loss from sales of goods and services results from goods and services provided by the bank’s non-financial subsidiaries to Banco de Bogotá and its subsidiaries (which income is eliminated in the consolidation process).

Net trading income

Banco de Bogotá’s net trading income for 2022 was Ps 1,179.8 billion, Ps 641.2 billion higher than the Ps 538.6 billion income in 2021, resulting from a Ps 617.2 billion increase in income from derivatives and a Ps 24.0 billion decrease in net trading income from investment securities. The performance of net trading income from derivatives was offset by a Ps 1,075.0 billion increase in foreign exchange gains (losses), net, recognized under other income.

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

Total income from investment securities for Banco de Bogotá (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 503.5 billion for 2022, 73.9% or Ps 213.9 billion more than in 2021, primarily driven by a 142 basis points increase in the average yield on total investment securities to 3.41% in 2022 from 2.00% in 2021, resulting in a Ps 205.6 billion increase in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(1,507.2)	(432.3)	(1,075.0)	248.7
Share of profit of equity accounted investees, net of tax (Equity method)	665.3	711.3	(46.0)	(6.5)
Net gain (loss) on sale of debt and equity securities	0.7	50.8	(50.1)	(98.7)
Dividends	24.8	12.9	11.9	92.4
Gain (loss) on the sale of non-current assets held for sale	4.2	1.4	2.7	190.0
Gain on sale of property, plant and equipment	97.4	12.0	85.4	712.4
Net gain (loss) in asset valuation	0.4	6.3	(5.9)	(93.7)
Gain on deconsolidation (loss of control) of subsidiaries	137.4	1,303.0	(1,165.6)	(89.5)
Other	169.2	198.0	(28.8)	(14.6)
Other income	(407.9)	1,863.4	(2,271.4)	(121.9)

Other income decreased 121.9% or Ps 2,271.4 billion, mainly driven by a Ps 1,165.6 billon decrease in gain on deconsolidation (loss of control) of subsidiaries and a Ps 1,075.0 billion decrease in foreign exchange gains (losses), net. In 2021, the Ps 1,303.0 billion gain on the deconsolidation of Porvenir results from the difference between the bank’s investment in Porvenir’s equity and its fair value at the date in which Banco de Bogotá lost control of Porvenir. In 2022 Ps 137.4 billion correspond to the valuation of Banco de Bogotá’s 25% equity interest in BHI following the spin-off of 75% in March as the bank had to account for the investment in associate at fair value upon recognition.

The Ps 1,075.0 billion decrease in foreign exchange gains (losses), net to a Ps 1,507.2 billion loss should be analyzed in conjunction with net trading income from derivatives. The net result of both activities (foreign exchange and derivatives) for 2022 was a Ps 289.4 billion loss compared to a Ps 168.3 billion gain in 2021. Prior to the spin-off of BHI, Banco de Bogotá hedged a net asset (long) dollar position through hedge accounting with effect in OCI. Following the spin-off, the bank was left with a net liability (short) dollar position and started hedging it through the Statement of income. In 2022, Colombian Peso depreciation implicit in derivatives contracts increased considerably driven by the temporary expansion in the interest rate differential between Colombia and U.S.A., leading to a higher cost of the hedging strategy when compared to 2021.

The Ps 50.1 billion decrease in net gain on sale of debt and equity securities was explained by temporary favorable conditions in fixed income markets during 2021 that were not present in 2022. The Ps 46.0 billion decrease in share of profit of equity accounted investees, net of tax (equity method) was driven by the decrease in Porvenir’s net income that was partially offset by a better performance in Corficolombiana. For more information on the performance of these companies refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Porvenir” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Corficolombiana”.

During the last quarter of 2022, Banco de Bogotá continued its PP&E structure optimization program by transferring some non-strategic property plant and equipment in exchange for equity in NEXUS Real Estate Capital Funds (a private equity fund specialized in real estate management), some of which were part of lease-back operations. As such, the bank recorded an Ps 84.1 billion increase in gain on the sale of property, plant and equipment (as fair value of derecognized PP&E was higher than book value).

Other expenses

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.8)	(1.3)	0.5	(38.9)
Personnel expenses	(1,129.4)	(1,058.1)	(71.3)	6.7
Administrative and other expenses	(1,565.9)	(1,301.0)	(264.9)	20.4
Depreciation and amortization	(302.5)	(285.7)	(16.8)	5.9
Impairment loss on other assets	(18.5)	(5.2)	(13.4)	258.9
Other	(94.3)	(105.4)	11.0	(10.4)
Other expenses	(3,111.4)	(2,756.5)	(355.0)	12.9

Other expenses increased 12.9% or Ps 355.0 billion to Ps 3,111.4 billion. The Ps 71.3 billion increase in personnel expenses results from a 7.5% or Ps 76.8 billion increase in salaries and employee benefits and a 18.6% or Ps 5.5 billion decrease in labor severances and bonus plan payments. Administrative and other expenses increased 20.4% or Ps 264.9 billion over the year. As explained under Grupo Aval’s analysis the increase in the industry and commerce tax (ICA) heavily impacted Banco de Bogotá, with operating taxes constituting the main driver for expense growth with a 35.4% or Ps 93.3 billion increase, explaining 7.2% of growth in administrative and other expenses. Insurance expenses increased 14.0% or Ps 23.8 billion driven by (i) a 13.4% or Ps 19.6 billion increase in deposit insurance, in line with higher volumes of deposits in Colombia and (ii) a 17.5% or Ps 4.2 billion increase in other insurance expenses as premiums were negatively impacted by higher insurance losses derived from the pandemic. Finally, service expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others increased 13.0% or Ps 20.5 billion, in line with observed inflation. Other decreased 10.4% or Ps 11.0 billion.

Given that Banco de Bogotá’s other expenses increased by 12.9% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income and other income) decreased by 27.9%, the cost to income efficiency ratio deteriorated 1,712 basis points to 47.4% in 2022 from 30.3% in 2021. The efficiency ratio for 2021 benefited from the extraordinary gain in loss of control of Porvenir, which had a positive impact of 14.8 percentage points on efficiency for 2021. Aside from this positive effect, efficiency deteriorated 232 basis points in 2022. The ratio of other expenses as a percentage of average assets of continuing operations (not including assets previously held through BHI) deteriorated by 5 basis points to 2.4% in 2022 from 2.3% in 2021.

Tax expense

Income tax expense for Banco de Bogotá increased by Ps 37.6 billion, to a Ps 290.2 billion tax expense in 2022. This performance was driven by a Ps 308.3 billion increase in income before income tax expense excluding dividends, participation in results of subsidiaries, equity method, and gains on deconsolidation (loss of control) (as these are non-taxable income) and a 4.0 percentage points increase in the statutory tax rate for financial institutions to 38% from 34%. In addition, Banco de Bogotá benefited from a Ps 84.5 billion positive effect of the tax reform on deferred taxes given the bank’s net deferred tax asset position.

Net income from discontinued operations

Net income from discontinued operations decreased Ps 626.5 billion, to Ps 1,000.8 billion in 2022 compared with 2021. Net income from discontinued operations in 2022 includes a Ps 204.2 billion gain related to the BHI transactions (spin-off and sale) including (i) a Ps 1,187.3 billion gain related to the spin-off of 75.0% of equity interest of BHI in March and (ii) a Ps 983.0 billion loss on the sale of a 20.9% equity interest of BHI in December. In addition, in 2022 Banco de Bogotá recognized Ps 796.6 billion of BHI’s net income during the time it was a subsidiary (January – March) and afterwards, during the time it was accounted for as an investment in associate through the equity method (April – November). Net income from discontinued operations in 2021 reflects Banco de Bogotá’s 100.0% equity interest in BHI’s net income attributable to controlling interest as it was a consolidated subsidiary.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased Ps 3.4 billion, to Ps 1.4 billion in 2022 compared with 2021. The ratio of net income attributable to non-controlling interest to net income was 0.05% in 2022 and 0.1% in 2021.

Banco de Occidente

Overview

Banco de Occidente’s net income attributable to owners of the parent for the year ended December 31, 2022 was Ps 452.5 billion, decreasing 22.0% or Ps 127.7 billion compared to the year ended December 31, 2021. The following discussion describes the main drivers of Banco de Occidente’s results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021.

	Banco de Occidente
	For the year ended		Change 2022 vs
	December 31,		2021
	2022	2021	#	%

	(in Ps billions)
Total interest income	4,691.3	2,742.0	1,949.3	71.1
Total interest expense	(2,491.4)	(769.6)	(1,721.8)	223.7
Net interest income	2,199.9	1,972.3	227.5	11.5
Impairment loss on loans and other accounts receivable	(943.3)	(882.6)	(60.7)	6.9
Impairment (loss) recovery on other financial assets	2.2	0.5	1.7	354.8
Recovery of charged-off financial assets	195.9	158.4	37.5	23.6
Net impairment loss on financial assets	(745.2)	(723.7)	(21.6)	3.0
Net interest income, after impairment losses	1,454.7	1,248.7	206.0	16.5
Net income from commissions and fees	345.5	331.8	13.7	4.1
Gross loss from sales of goods and services	(101.1)	(81.7)	(19.4)	23.7
Net trading income (loss)	19.3	(67.8)	87.1	(128.5)
Other income	377.0	552.6	(175.6)	(31.8)
Other expenses	(1,521.6)	(1,322.8)	(198.8)	15.0
Net income before tax expense	573.8	660.8	(87.0)	(13.2)
Income tax expense	(117.5)	(74.9)	(42.6)	56.8
Net income for the year	456.3	585.9	(129.6)	(22.1)
Net income for the year attributable to:
Owners of the parent	452.5	580.2	(127.7)	(22.0)
Non-controlling interest	3.8	5.7	(1.9)	(32.6)

Net interest income

Net interest income increased 11.5% or Ps 227.5 billion to Ps 2,199.9 billion in 2022. Total interest income increased 71.1% or Ps 1,949.3 billion driven by a 307 basis points increase in the average yield of interest-earning assets and a 17.9% or Ps 7,205.4 billion increase in the average balance of interest-earning assets. Total interest expense increased 223.7% or Ps 1,721.8 billion, resulting from a 382 basis points increased in the average interest rate paid on interest-bearing funding and a 19.3% or Ps 6.675.8 billion increase in the average balance of interest-bearing funding. Yields and rates paid increased rapidly due to monetary policy in place throughout the year, a tighter liquidity environment and due to additional pressures coming from more demanding NSFR requirements, which drove the increase in the cost of interest-bearing deposits. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 91 basis points to 4.7%. Net interest margin contracted by 26 basis points to 4.6%, given that the increase in the average rate paid on interest-bearing liabilities was lower than the 407 basis points increase in the average rate paid on interest-bearing deposits. The main drivers impacting interest-earning assets and interest-bearing funding during 2022, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2022 vs. 2021		the year ended December 31,		year ended December 31,		Change, 2022 vs. 2021
2022	2021	#	%	2022	2021	2022	2021	#	%

(in Ps billions)						(in Ps billions)
47,444.5	40,239.1	7,205.4	17.9	4.6%	4.9%	2,199.9	1,972.3	227.5	11.5

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	28,403.6	23,951.6	4,451.9	18.6	9.8%	5.9%	2,797.3	1,402.8	438.4	956.1	1,394.5	99.4
Consumer	9,937.0	8,253.9	1,683.1	20.4	13.2%	11.7%	1,311.2	969.6	222.1	119.5	341.6	35.2
Mortgages	2,289.8	2,006.8	283.0	14.1	9.1%	9.0%	208.1	181.0	25.7	1.4	27.1	15.0
Gross loans	40,630.4	34,212.4	6,418.0	18.8	10.6%	7.5%	4,316.6	2,553.4	681.8	1,081.3	1,763.2	69.1
Interbank and overnight funds	1,033.6	433.2	600.4	138.6	6.5%	3.9%	67.3	17.0	39.1	11.2	50.2	294.9
Total gross loans	41,664.0	34,645.5	7,018.4	20.3	10.5%	7.4%	4,383.8	2,570.4	738.5	1,075.0	1,813.4	70.6
Investments in debt securities	5,780.6	5,593.6	187.0	3.3	5.3%	3.1%	307.5	171.6	9.9	126.0	135.9	79.2
Total interest-earning assets	47,444.5	40,239.1	7,205.4	17.9	9.9%	6.8%	4,691.3	2,742.0	712.5	1,236.9	1,949.3	71.1

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	574.2	698.6	(124.4)	(17.8)	2.8%	0.8%	(16.0)	(5.9)	3.5	(13.6)	(10.1)	170.8
Time deposits	11,094.9	8,499.5	2,595.4	30.5	6.9%	3.0%	(761.6)	(256.7)	(178.2)	(326.7)	(504.9)	196.7
Savings accounts	20,588.3	17,458.1	3,130.1	17.9	5.5%	1.3%	(1,134.7)	(231.6)	(172.5)	(730.7)	(903.2)	390.1
Total interest-bearing deposits	32,257.4	26,656.3	5,601.1	21.0	5.9%	1.9%	(1,912.3)	(494.2)	(332.1)	(1,086.1)	(1,418.2)	287.0
Interbank borrowings and overnight funds	2,312.1	1,692.6	619.5	36.6	5.8%	1.5%	(133.3)	(25.9)	(35.7)	(71.7)	(107.4)	414.8
Borrowings from banks and others	3,174.9	2,078.3	1,096.6	52.8	3.2%	1.9%	(100.8)	(38.7)	(34.8)	(27.3)	(62.1)	160.4
Bonds issued	2,569.8	2,975.7	(405.9)	(13.6)	11.2%	6.2%	(286.9)	(184.7)	45.3	(147.6)	(102.2)	55.4
Borrowings from development entities	908.4	1,143.9	(235.6)	(20.6)	6.4%	2.3%	(58.2)	(26.2)	15.1	(47.0)	(31.9)	121.7
Other funding	8,965.2	7,890.5	1,074.7	13.6	6.5%	3.5%	(579.1)	(275.5)	(69.4)	(234.2)	(303.6)	110.2
Total interest-bearing liabilities	41,222.5	34,546.7	6,675.8	19.3	6.0%	2.2%	(2,491.4)	(769.6)	(403.5)	(1,318.3)	(1,721.8)	223.7

Banco de Occidente’s average balance of gross loans increased 20.3% or Ps 7,018.4 billion in 2022 and the average yield was 10.5%, 310 basis points higher than in 2021. Given that 81.9% of Banco de Occidente’s commercial loans are variable rate mostly referenced either to the 3-month inter-bank rate (IBR) or the 90-day time deposit rate (DTF), average yields on commercial loans increased 399 basis points to 9.8%, slightly below the 528 basis points increase in the average Central Bank rate to 7.2% in 2022 from 1.9% in 2021, given repricing lags. On the other hand, given that 21.4% of Banco de Occidente’s consumer loans are variable rate, the average yields on consumer loans only priced in during 2022 a small portion of the rise in reference rates and increased 145 basis points. However, dynamic origination of personal loans and automobile and vehicle loans enabled the bank to reprice part of the outstanding loan balances at year end.

The average balance of interest-earning investments in debt securities increased 3.3% or Ps 187.0 billion. The average yield for interest-earning investments in debt securities increased 225 basis points as Banco de Occidente invested in securities at higher yields as the Colombian sovereign yield curve (TES) shifted upwards, following global sovereign fixed income rates and underpinned by the increase in Colombia’s sovereign risk premium.

Finally, as described in Grupo Aval’s analysis, average funding rates moved upwards in line with the average Central Bank rate. In addition, cost of funds was pressed by competition for stable retail funding and term funding with tenors longer than one year in order to comply with the more demanding NSFR requirements. Pressures on balances and rates built up during the latter part of the year to comply with NSFR requirements. The end of period balance of interest-bearing liabilities increased 21.2% or Ps 7,971.2 billion, driven by a 46.0% or Ps 4,221.3 billion increase in time deposits, a 42.0% or Ps 1,161.6 billion increase in borrowings from banks and others (the bank took subordinated financing of U.S.$100.0 million with the Interamerican Development Bank and FINDEV, strengthening its regulatory capital and NSFR), and a 13.6% or Ps 2.636.6 billion increase savings accounts. The fast-paced growth of time deposits drove the 384 basis points increase in the average rate paid for time deposits, partially pricing in the increase in the average Central Bank rate.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(943.3)	(882.6)	(60.7)	6.9
Impairment (loss) recovery on other financial assets	2.2	0.5	1.7	354.8
Recovery of charged-off financial assets	195.9	158.4	37.5	23.6
Net impairment loss on financial assets	(745.2)	(723.7)	(21.6)	3.0

Banco de Occidente’s impairment loss on loans and other accounts receivable increased 6.9% or Ps 60.7 billion to Ps 943.3 billion, driven by the improvement of the loan portfolio’s ECL, explained by (i) favorable performance of clients that had been granted reliefs during 2020 and (ii) the economic recovery and its effect on borrowers’ credit risk. For more information regarding risk management measures implemented during 2022 in relation to COVID-19 please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

In addition, recovery of charged-off financial assets increased 23.6% or Ps 37.5 billion to Ps 195.9 billion, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		2022 vs. 2021	year ended December 31,		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points	2022	2021	basis points

	(in Ps billions)
Commercial	(418.8)	(490.3)	71.6	(14.6)	1.5%	2.0%	(57)	1.3%	1.9%	(59)
Consumer	(533.4)	(384.4)	(149.0)	38.7	5.4%	4.7%	71	4.0%	3.3%	70
Mortgage	16.5	(2.9)	19.4	(661.8)	(0.7)%	0.1%	(87)	(0.7)%	0.1%	(86)
Gross loans	(935.7)	(877.7)	(58.0)	6.6	2.3%	2.6%	(26)	1.8%	2.1%	(28)
Interbank and overnight funds	(1.4)	0.0	(1.4)	(13,206.4)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(937.1)	(877.7)	(59.4)	6.8	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(6.2)	(4.9)	(1.4)	28.2	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(943.3)	(882.6)	(60.7)	6.9	2.3%	2.6%	(26)	1.8%	2.1%	(28)

Banco de Occidente’s cost of risk, net decreased to 1.8% driven by the decrease in cost of risk of commercial loans and mortgages that was partially offset by an increase in the cost of risk of consumer loans. The Ps 58.0 billion increase in impairment losses on gross loans is explained by a Ps 92.7 billion increase for Stage 1 loans, a Ps 2.7 billion decrease for Stage 2 loans, and a Ps 32.0 billion decrease for Stage 3 loans. The increase in expenses for Stage 1 loans is attributable to organic growth of the loan portfolio across all categories. The decrease of impairment losses for Stage 2 loans is composed of a Ps 54.6 billion decrease in commercial loans, a Ps 5.0 billion decrease in mortgages, and a Ps 56.8 billion increase in consumer loans. The decrease in impairment losses for Stage 2 commercial loans was driven by the reversal of impairment losses booked as overlays or for customers relieved during the pandemic, as borrower’s payment behavior recovered throughout the year. The increase in impairment losses for Stage 2 consumer loans was driven by some deterioration in the asset quality of personal loans and credit cards, which have higher PDs than other secured products such as payroll loans and automobile loans and leases. Finally, the decrease of impairment losses for Stage 3 loans was driven by a Ps 63.7 billion decrease in commercial loans and a Ps 29.3 billion increase in consumer loans.

The following table shows Banco de Occidente’s gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2022 vs. 2021
	2022				2021							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	26,864.7	1,877.9	2,208.0	30,950.6	19,857.2	3,371.0	2,350.6	25,578.8	35.3	(44.3)	(6.1)	21.0
Consumer	9,966.5	749.5	426.7	11,142.6	6,683.5	1,792.1	411.8	8,887.5	49.1	(58.2)	3.6	25.4
Mortgages	2,320.9	60.9	106.2	2,488.0	1,755.1	257.0	120.9	2,132.9	32.2	(76.3)	(12.2)	16.7
Gross loans	39,152.0	2,688.4	2,740.8	44,581.2	28,295.8	5,420.1	2,883.3	36,599.2	38.4	(50.4)	(4.9)	21.8

Commercial	86.8%	6.1%	7.1%	100.0%	77.6%	13.2%	9.2%	100.0%
Consumer	89.4%	6.7%	3.8%	100.0%	75.2%	20.2%	4.6%	100.0%
Mortgages	93.3%	2.4%	4.3%	100.0%	82.3%	12.0%	5.7%	100.0%
Gross loans	87.8%	6.0%	6.1%	100.0%	77.3%	14.8%	7.9%	100.0%

The quality of Banco de Occidente’s gross loan portfolio measured both by the composition of stages and loans past due improved significantly in 2022 across all loan categories. At December 31, 2022, the balance of Stage 2 loans had decreased 50.4% or Ps 2,731.7 billion to Ps 2,688.4 billion. In commercial, Stage 2 loans decreased Ps 1,493.1 billion to Ps 1,877.9 billion, due to the drivers mentioned above. Net transfers to or from Stage 2 from or to Stage 1 or Stage 3 amounted to a Ps 1,007.8 billion decrease and net payment/origination of obligations classified as Stage 2 had a favorable evolution leading to a net reduction of Ps 520.9 billion. In consumer, Stage 2 loans decreased Ps 1,042.6 billion to Ps 749.5 billion, driven by net transfers to or from Stage 2 from or to Stage 1 or Stage 3 that amounted to a Ps 661.3 billion decrease. The Ps 1,042.6 billion decrease was driven by improvements in personal installment loans (Ps 411.3 billion of which were classified as “acceptable above normal”) and payroll loans (Ps 372.6 billion of which were classified as “normal”). Finally, in mortgages, overlays put in place during the pandemic were removed and explained the majority of the Ps 196.0 billion decrease in Stage 2 loans due to net transfers from and to Stage 1.

For further detail on credit risk model overlays and transitioning between stages refer to Grupo Aval’s analysis. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements.

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco de Occidente (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2022 vs. 2021		at December 31,		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points

	(in Ps billions)
Commercial	950.6	1,022.7	(72.1)	(7.1)	3.1%	4.0%	(93)
Consumer	245.4	198.3	47.2	23.8	2.2%	2.2%	(3)
Mortgages	73.3	67.9	5.4	7.9	2.9%	3.2%	(24)
Gross loans	1,269.3	1,288.9	(19.6)	(1.5)	2.8%	3.5%	(67)

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2022 vs. 2021		of average gross loans		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points

	(in Ps billions)
Commercial	477.1	495.9	(18.8)	(3.8)	1.7%	2.1%	(39)
Consumer	546.6	498.4	48.1	9.7	5.5%	6.0%	(54)
Mortgages	2.4	1.8	0.6	30.0	0.1%	0.1%	1
Total charge-offs	1,026.1	996.2	29.9	3.0	2.5%	2.9%	(39)
(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days was 160.1% in 2022 and 152.7% in 2021. Charge-offs as a percentage of average gross loans decreased explained by a relatively high level in 2021 due to the charge-offs of delinquent clients that were granted reliefs during the pandemic.

Net income from commissions and fees

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Banking fees	420.8	377.8	43.0	11.4
Trust activities and portfolio management services	76.3	80.4	(4.1)	(5.1)
Income from commissions and fees	497.1	458.2	38.9	8.5
Expenses from commissions and fees	(151.6)	(126.4)	(25.2)	20.0
Net income from commissions and fees	345.5	331.8	13.7	4.1

Income from commissions and fees increased 8.5% or Ps 38.9 billion. Banking fees mainly explained this result, with a 11.4% or Ps 43.0 billion increase. The main drivers for this performance were the same as those discussed under Grupo Aval’s analysis. Banking service fees increased 9.7% or Ps 23.9 billion and debit and credit card fees increased 16.0% or Ps 19.7 billion. This in turn, was driven by a Ps 11.0 billion increase in income from merchant acquiring and a Ps 8.4 billion increase in credit card fees, supported by higher transactional activity as compared to 2021. Trust activities and portfolio management services decreased 5.1% or Ps 4.1 billion, explained by the challenging market conditions present throughout 2022 that negatively impacted performance based fees. Expenses from commissions and fees increased 20.0% or Ps 25.2 billion, driven by an increase in transactional activity and fees paid in relation to income from commissions and fees.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Income from sales of goods and services	214.7	237.0	(22.3)	(9.4)
Costs and expenses of sales of goods and services	(315.8)	(318.7)	2.9	(0.9)
Gross loss from sales of goods and services	(101.1)	(81.7)	(19.4)	23.7

Gross loss from sales of goods and services increased by Ps 19.4 billion to a gross loss of Ps 101.1 billion in 2022, and refers to the non-financial results of Nexa BPO, Banco de Occidente’s subsidiary. Income from sales of goods and services decreased 9.4% or Ps 22.3 billion to Ps 214.7 billion in 2022 due, mainly, to a decrease in BPO services (mainly sales force) and to migration of certain call center activities to digital solutions such as virtual assistants.

Costs and expenses of sales of goods and services showed a 0.9% or Ps 2.9 billion decrease to Ps 315.8 billion in 2022, mainly driven by a 1.8% or Ps 4.6 billion decrease in personnel expenses. An 8.9% reduction in headcount was partially offset by a 10.1% increase in the minimum wage in 2022. The gross loss from sales of goods and services results from the provision of services by Nexa BPO to Banco de Occidente and its subsidiaries (which income is eliminated in the consolidation process).

Net trading income (loss)

Banco de Occidente’s net trading income for 2022 was Ps 19.3 billion, Ps 87.1 billion higher than the Ps 67.8 billion loss in 2021, resulting from a Ps 75.1 billion increase in net trading income from derivatives and a Ps 12.1 billion increase in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was offset by a Ps 58.0 billion decrease in foreign exchange gains (losses), net, recognized under other income.

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

Total income from investment securities for Banco de Occidente (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 340.7 billion for 2022, 76.8% or Ps 148.0 billion higher than in 2021, primarily driven by an 196 basis points increase in the average yield on total investment securities to 4.68% in 2022 from 2.72% in 2021, resulting in a Ps 138.9 billion increase in interest income. In addition, a 2.7% or Ps 194.1 billion increase in the average balance of total investment securities to Ps 7,279.5 billion in 2022, resulted in a Ps 9.1 billion increase in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	172.6	230.6	(58.0)	(25.1)
Share of profit of equity accounted investees, net of tax (Equity method)	122.0	245.9	(123.8)	(50.4)
Net gain (loss) on sale of debt and equity securities	(29.0)	1.3	(30.3)	(2,254.5)
Dividends	5.6	3.1	2.4	77.8
Gain (loss) on the sale of non-current assets held for sale	6.3	12.0	(5.8)	(47.9)
Gain on sale of property, plant and equipment	9.5	5.1	4.5	88.2
Net gain (loss) in asset valuation	30.7	17.7	13.0	73.7
Other	59.2	36.8	22.3	60.6
Other income	377.0	552.6	(175.6)	(31.8)

Other income decreased 31.8% or Ps 175.6 billion, as a result of a decrease in share of profit of equity accounted investees, net of tax (equity method) and foreign exchange gains (losses), net. The Ps 123.8 billion decrease in share of profit of equity accounted investees, net of tax (equity method) was driven by (i) Porvenir’s decrease in net income. For more information on the performance of these companies refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Corficolombiana” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Porvenir”.

The Ps 58.0 billion decrease in foreign exchange gains (losses), net to a Ps 172.6 billion net gain was partially offset by the Ps 75.1 billion increase in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2022 was a Ps 158.7 billion gain, Ps 17.1 billion higher than in 2021, resulting from favorable portfolio positioning along the year. The Ps 30.3 billion decrease in net gain on sale of debt and equity securities to a Ps 29.0 billion loss in 2022 was explained by the realization of losses of certain debt investment securities classified at FVOCI that were reinvested at higher yields, which will have a positive effect on interest income on investments in debt securities going forward. Other, increased Ps 22.3 billion mainly due to higher income on operating leasing fees.

Other expenses

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	—	(0.1)	0.1	(100.0)
Personnel expenses	(560.4)	(503.6)	(56.7)	11.3
Administrative and other expenses	(781.2)	(687.3)	(93.9)	13.7
Depreciation and amortization	(145.0)	(126.5)	(18.5)	14.6
Impairment loss on other assets	(1.4)	(1.6)	0.2	(13.2)
Other	(33.7)	(3.6)	(30.1)	834.2
Other expenses	(1,521.6)	(1,322.8)	(198.8)	15.0

Other expenses increased 15.0% or Ps 198.8 billion to Ps 1,521.6 billion. The Ps 11.3% or Ps 56.7 billion increase in personnel expenses results from a 11.3% or Ps 53.5 billion increase in salaries and employee benefits and a 10.6% or Ps 3.3 billion increase in labor severances and bonus plan payments. Administrative and other expenses increased 13.7% or Ps 93.9 over the year.

As explained under Grupo Aval’s analysis the increase in the industry and commerce tax (ICA) heavily impacted Banco de Occidente, with operating taxes constituting the main driver for expense growth with a 29.9% or Ps 46.8 billion increase, explaining 6.8% of growth in administrative and other expenses. Insurance expenses increased 9.9% or Ps 11.0 billion driven by (i) a 9.7% or Ps 10.1 billion increase in deposit insurance, in line with higher volumes of deposits in Colombia and (ii) a 13.0% or Ps 0.9 billion increase in other insurance expenses as premiums were negatively impacted by higher insurance losses derived from the pandemic. Administrative expenses related to affiliation, contributions and transfers, increased 16.2% or Ps 15.8 billion driven by a Ps 19.0 billion increase in fees paid to merchant acquiring processing firms. Finally, service expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others increased 13.7% or Ps 6.4 billion, slightly above observed inflation.

Given that Banco de Occidente’s other expenses increased by 15.0% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income and other income) increased by 4.9%, the cost to income efficiency ratio deteriorated 471 basis points to 53.6% in 2022 from 48.9% in 2021. The ratio of other expenses as a percentage of average assets improved by 3 basis points to 2.7% in 2022 from 2.8% in 2021.

Tax expense

Income tax expense for Banco de Occidente increased by Ps 42.5 billion, to a Ps 117.5 billion tax expense in 2022. This performance was driven by a Ps 34.4 billion increase in income before income tax expense excluding dividends and the equity method (as both are non-taxable income) and a 4.0 percentage points increase in the statutory tax rate for financial institutions to 38% from 34%. In addition, both 2022 and 2021 were impacted by the effects of tax reforms and recoveries in taxes from prior periods, in 2022 the net result of these were a Ps 2.1 billion expense whereas in 2021 it was a Ps 11.5 billion expense. The difference between years gave rise to a Ps 9.3 billion increase in tax expense.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased 32.6%, or Ps 1.8 billion, to Ps 3.8 billion in 2022 compared with 2021. The ratio of net income attributable to non-controlling interest to net income decreased to 0.8% in 2022 from 1.0% in 2021.

Banco Popular

Overview

Banco Popular’s net income attributable to owners of the parent for the year ended December 31, 2022, was Ps 80.2 billion, decreasing 74.4% or Ps 233.1 billion compared to the year ended December 31, 2021. The following discussion describes the main drivers of Banco de Popular’s results of operations for the year ended December 31, 2022, compared to the year ended December 31, 2021.

	Banco Popular
	For the year ended		Change 2022 vs
	December 31,		2021
	2022	2021	#	%

	(in Ps billions)
Total interest income	2,915.2	2,208.7	706.4	32.0
Total interest expense	(1,751.8)	(617.6)	(1,134.2)	183.6
Net interest income	1,163.3	1,591.1	(427.8)	(26.9)
Impairment loss on loans and other accounts receivable	(225.5)	(197.2)	(28.3)	14.4
Impairment (loss) recovery on other financial assets	0.2	(0.6)	0.8	(126.1)
Recovery of charged-off financial assets	43.6	35.9	7.7	21.5
Net impairment loss on financial assets	(181.7)	(161.9)	(19.8)	12.2
Net interest income, after impairment losses	981.6	1,429.2	(447.6)	(31.3)
Net income from commissions and fees	203.1	194.1	9.1	4.7
Net trading income	1.7	18.5	(16.8)	(90.7)
Other income	217.6	134.7	82.9	61.6
Other expenses	(1,355.7)	(1,306.1)	(49.6)	3.8
Net income before tax expense	48.3	470.3	(422.0)	(89.7)
Income tax expense	31.7	(155.7)	187.4	(120.3)
Net income for the year	80.0	314.6	(234.6)	(74.6)
Net income for the year attributable to:
Owners of the parent	80.2	313.3	(233.1)	(74.4)
Non-controlling interest	(0.2)	1.3	(1.5)	(116.9)

Net interest income

Net interest income decreased 26.9% or Ps 427.8 billion to Ps 1,163.3 billion in 2022. Interest expense increased 183.6% or Ps 1,134.2 billion, more than total interest income, due to a 395 basis points increase in the average interest rate paid on interest-bearing funding. The average balance of interest-bearing funding increased 14.5% or Ps 3,347.2 billion. Total interest income increased 32.0% or Ps 706.4 billion, driven by a 158 basis points increase in the average yield of interest-earning assets. The average balance of interest-earning assets increased 11.5% or Ps 2,959.4 billion. Yields and rates paid increased rapidly due to monetary policy in place throughout the year, a tighter liquidity environment and due to additional pressures coming from more demanding NSFR requirements, which drove the increase in the cost of interest-bearing deposits. In this context, Banco Popular was particularly affected by the decrease in its spreads and net interest margin given its focus on payroll loans, which are fixed rate and tend to price in changes in the benchmark rate slower than other products given their longer maturity. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 306 basis points to 3.8%. In turn, net interest margin decreased by 214 basis points to 4.1%. The main drivers impacting interest-earning assets and interest-bearing funding during 2022, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2022 vs. 2021		the year ended December 31,		year ended December 31,		Change, 2022 vs. 2021
2022	2021	#	%	2022	2021	2022	2021	#	%

(in Ps billions)						(in Ps billions)
28,592.0	25,632.6	2,959.4	11.5	4.1%	6.2%	1,163.3	1,591.1	(427.8)	(26.9)

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	6,953.9	6,640.3	313.6	4.7	8.6%	4.3%	599.9	284.6	27.1	288.2	315.3	110.8
Consumer	15,935.0	14,197.0	1,738.0	12.2	11.3%	11.8%	1,806.2	1,672.0	197.0	(62.8)	134.2	8.0
Mortgages	1,227.0	1,170.6	56.3	4.8	8.2%	8.0%	101.0	93.2	4.6	3.2	7.8	8.4
Microcredit	2.6	4.1	(1.5)	(36.1)	8.1%	4.9%	0.2	0.2	(0.1)	0.1	0.0	5.1
Gross loans	24,118.5	22,012.0	2,106.5	9.6	10.4%	9.3%	2,507.4	2,050.0	219.0	238.4	457.4	22.3
Interbank and overnight funds	402.6	80.0	322.6	403.0	14.6%	7.3%	58.7	5.9	47.0	5.8	52.9	901.7
Total gross loans	24,521.1	22,092.1	2,429.0	11.0	10.5%	9.3%	2,566.1	2,055.9	254.2	256.0	510.2	24.8
Investments in debt securities	4,070.9	3,540.5	530.3	15.0	8.6%	4.3%	349.0	152.8	45.5	150.7	196.2	128.4
Total interest-earning assets	28,592.0	25,632.6	2,959.4	11.5	10.2%	8.6%	2,915.2	2,208.7	301.7	404.7	706.4	32.0

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	170.9	191.0	(20.1)	(10.5)	1.0%	0.6%	(1.6)	(1.1)	0.2	(0.7)	(0.5)	44.4
Time deposits	9,212.9	7,894.6	1,318.3	16.7	8.1%	3.7%	(748.3)	(293.8)	(107.1)	(347.4)	(454.4)	154.7
Savings accounts	12,944.4	11,800.1	1,144.3	9.7	5.5%	1.6%	(713.7)	(184.7)	(63.1)	(465.9)	(529.0)	286.4
Total interest-bearing deposits	22,328.3	19,885.8	2,442.5	12.3	6.6%	2.4%	(1,463.6)	(479.7)	(160.1)	(823.8)	(983.9)	205.1
Interbank borrowings and overnight funds	318.6	476.3	(157.8)	(33.1)	1.6%	1.1%	(5.2)	(5.5)	2.6	(2.3)	0.3	(5.4)
Borrowings from banks and others	506.0	478.4	27.7	5.8	3.5%	1.9%	(17.9)	(9.0)	(1.0)	(7.9)	(8.9)	98.5
Bonds issued	2,745.6	1,888.2	857.5	45.4	8.4%	6.2%	(231.3)	(117.6)	(72.2)	(41.4)	(113.7)	96.6
Borrowings from development entities	567.0	389.6	177.4	45.5	6.0%	1.5%	(33.8)	(5.9)	(10.6)	(17.4)	(28.0)	478.1
Other funding	4,137.2	3,232.5	904.7	28.0	7.0%	4.3%	(288.2)	(138.0)	(63.0)	(87.2)	(150.2)	108.9
Total interest-bearing funding	26,465.5	23,118.3	3,347.2	14.5	6.6%	2.7%	(1,751.8)	(617.6)	(221.6)	(912.6)	(1,134.2)	183.6

Banco Popular’s average balance of gross loans increased 9.6% or Ps 2,106.5 billion in 2022 and the average yield was 10.4%, 108 basis points higher than in 2021. Growth of average balances was lower than that of closing balances (11.5%) reflecting mainly the performance of average commercial loans. Average balances for commercial loans grew less than closing balances reflecting a 15.8% increase in 2022 after a 9.0% decrease in 2021. Banco Popular revamped its product offering through strong credit cards origination and alliances with fintechs to originate personal installment loans in an effort to diversify its consumer loan portfolio and to benefit from the increase in interest rates for new originations. The closing balance for these products increased 23.7% or 79.8 billion and 250.7% or Ps 319.4 billion, respectively. The weight of personal loans in the overall consumer loan portfolio increased to 2.7% at December 31, 2022 from 0.8% at December 31, 2021.

Given that 97.1% of Banco Popular’s commercial loans are variable rate mostly referenced either to the 3-month inter-bank rate (IBR) or the 90-day time deposit rate (DTF), average yields on commercial loans increased 434 basis points to 8.6%, slightly below the 528 basis points increase in the average Central Bank rate to 7.2% in 2022 from 1.9% in 2021. On the other hand, given that Banco Popular’s consumer loans are fixed rate and growth was focused in the first half of the year, the average yields on consumer loans only priced in during 2022 a small portion of the rise in reference rates and decreased 44 basis points. Given that average yields on consumer loans in 2022 had a “V” shaped trend, with a bottom in the second quarter of 2022, the average yield for the year decreased when compared to that of 2021. However, during the last quarter of 2022 the yield on consumer loans was 11.5%, 12 basis points higher than in the same quarter of 2021 and 20 basis points higher than the average yield for the year 2022, pointing to a positive trend in repricing of the average balance of consumer loans.

The average yield for interest-earning investments in debt securities increased 426 basis points as Banco Popular’s investment portfolio has a sizable exposure to UVR denominated (inflation-linked) sovereign debt securities, for which average yields benefitted from the high inflation rates during 2022. At December 31, 2022, 34.3% of Banco Popular’s interest-earning investments in debt securities were invested in UVR denominated debt securities. In addition, the bank invested in securities at higher yields as the Colombian sovereign yield curve (TES) shifted upwards, following global sovereign fixed income rates and underpinned by the increase in Colombia’s sovereign risk premium. Finally, the average balance of interest-earning investments increased 15.0% or Ps 530.3 billion, which contributed with additional interest income.

Finally, as described in Grupo Aval’s analysis, average funding rates moved upwards in line with the average Central Bank rate. In addition, cost of funds was pressed by competition for stable retail funding and term funding with tenors longer than one year in order to comply with the more demanding NSFR requirements. Pressures on balances and rates built up during the latter part of the year to comply with NSFR requirements. The end of period balance of interest-bearing liabilities increased 12.5% or Ps 3,052.3 billion, driven by a 43.4% or Ps 3,268.6 billion increase in time deposits. The fast-paced growth of time deposits drove the 440 basis points increase in the average rate paid for time deposits, pricing in the majority of the increase in the average Central Bank rate.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(225.5)	(197.2)	(28.3)	14.4
Impairment (loss) recovery on other financial assets	0.2	(0.6)	0.8	(126.1)
Recovery of charged-off financial assets	43.6	35.9	7.7	21.5
Net impairment loss on financial assets	(181.7)	(161.9)	(19.8)	12.2

Banco Popular’s impairment loss on loans and other accounts receivable increased 14.4% or Ps 28.3 billion to Ps 225.5 billion. The drivers for this performance will be explained below.  For more information regarding risk management measures implemented during 2022 please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. In addition, recovery of charged-off financial assets increased 21.5% or Ps 7.7 billion to Ps 43.6 billion in 2022, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		2022 vs. 2021	year ended December 31,		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points	2022	2021	basis points

	(in Ps billions)
Commercial	13.5	(28.8)	42.3	(146.8)	(0.2)%	0.4%	(63)	(0.3)%	0.4%	(65)
Consumer	(235.7)	(165.0)	(70.7)	42.8	1.5%	1.2%	32	1.2%	0.9%	31
Mortgage	(3.5)	(0.2)	(3.2)	1,440.6	0.3%	0.0%	26	0.2%	0.0%	21
Microcredit	0.1	0.1	(0.1)	(46.7)	(2.5)%	(3.0)%	49	(29.2)%	(19.6)%	(959)
Gross loans	(225.6)	(193.9)	(31.7)	16.3	0.9%	0.9%	5	0.8%	0.7%	4
Interbank and overnight funds	1.8	(1.7)	3.5	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(223.8)	(195.6)	(28.2)	14.4	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(1.7)	(1.5)	(0.1)	7.0	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(225.5)	(197.2)	(28.3)	14.4	0.9%	0.9%	4	0.8%	0.7%	2

Banco Popular’s cost of risk, net remained materially stable at 0.8% driven by an increase in the cost of risk of consumer loans that was partially offset by a decrease in cost of risk of commercial loans. Impairment losses on gross loans increased 16.3% or Ps 31.7 billion in 2022. The Ps 70.7 billion increase impairment losses of consumer loans was driven by a Ps 41.5 billion increase (58.7% of the increase) in impairment losses of personal installment loans. Strong growth of closing balances drove this performance and explained a Ps 38.7 increase in impairment losses of Stage 1 loans. A similar situation was registered in credit cards, for which impairment losses for Stage 1 increased Ps 12.2 billion. The decrease in impairment losses for Stage 2 commercial loans was driven by the reversal of impairment losses booked as overlays or for customers relieved during the pandemic, as borrower’s payment behavior recovered throughout the year.

The following table shows Banco de Popular’s gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2022 vs. 2021
	2022				2021							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	6,910.0	11.1	513.7	7,434.9	5,217.5	655.1	549.8	6,422.4	32.4	(98.3)	(6.6)	15.8
Consumer	15,475.0	436.5	611.1	16,522.6	14,079.9	430.9	483.8	14,994.6	9.9	1.3	26.3	10.2
Mortgages	1,179.3	42.6	31.0	1,252.8	1,135.4	31.7	30.3	1,197.5	3.9	34.2	2.3	4.6
Microcredit	1.5	0.0	0.7	2.2	2.5	0.1	0.6	3.2	(38.9)	(74.6)	20.0	(29.8)
Gross loans	23,565.8	490.2	1,156.5	25,212.5	20,435.3	1,117.8	1,064.5	22,617.6	15.3	(56.1)	8.6	11.5

Commercial	92.9%	0.1%	6.9%	100.0%	81.2%	10.2%	8.6%	100.0%
Consumer	93.7%	2.6%	3.7%	100.0%	93.9%	2.9%	3.2%	100.0%
Mortgages	94.1%	3.4%	2.5%	100.0%	94.8%	2.6%	2.5%	100.0%
Microcredit	69.0%	1.2%	29.8%	100.0%	79.3%	3.3%	17.4%	100.0%
Gross loans	93.5%	1.9%	4.6%	100.0%	90.4%	4.9%	4.7%	100.0%

The quality of Banco Popular’s gross loan portfolio measured by the composition of stages improved in 2022 driven by commercial loans. At December 31, 2022, the balance of Stage 2 loans had decreased 56.1% or Ps 627.6 billion to Ps 490.2 billion. In commercial, Stage 2 loans decreased Ps 644.0 billion to Ps 11.1 billion, due to the drivers mentioned above. In consumer, Stage 2 loans increased Ps 5.7 billion to Ps 436.5 billion, driven by a Ps 15.9 billion increase in net transfers to or from Stage 2 from or to Stage 1 or Stage 3, the majority of which was driven by personal installment loans. Finally, in mortgages, the Ps 10.8 billion increase in Stage 2 loans was explained by a Ps 12.4 billion increase in loans classified as “acceptable above normal risk”.

For further detail on credit risk model overlays and transitioning between stages, refer to Grupo Aval’s analysis. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements.

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco Popular (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2022 vs. 2021		at December 31,		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points

	(in Ps billions)
Commercial	301.1	261.9	39.1	14.9	4.0%	4.1%	(3)
Consumer	440.3	351.0	89.3	25.4	2.7%	2.3%	32
Mortgages	39.8	38.0	1.8	4.7	3.2%	3.2%	0
Microcredit	0.7	0.5	0.1	25.2	29.5%	16.5%	1,297
Gross loans	781.8	651.4	130.4	20.0	3.1%	2.9%	22

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2022 vs. 2021		of average gross loans		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points

	(in Ps billions)
Commercial	10.9	45.4	(34.6)	(76.1)	0.2%	0.7%	(53)
Consumer	171.8	189.6	(17.7)	(9.4)	1.1%	1.3%	(26)
Mortgages	4.4	0.5	3.9	729.2	0.4%	0.0%	31
Microcredit	0.1	0.5	(0.5)	(87.2)	2.5%	12.6%	(1,007)
Total charge-offs	187.1	236.0	(48.9)	(20.7)	0.8%	1.1%	(30)
(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days was 159.7% in 2022 and 168.8% in 2021. Charge-offs decreased as a percentage of average gross loans. The decrease in the ratio of charge-offs to average gross loans in addition to a slightly higher formation of loans at least 91 days past due, led to a deterioration in the delinquency ratio of payroll loans that explained the majority of the 32 basis points increase in the ratio of consumer loans.

Net income from commissions and fees

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Banking fees	176.9	175.7	1.2	0.7
Bonded warehouse services	67.1	58.3	8.7	15.0
Trust activities and portfolio management services	27.2	22.2	4.9	22.1
Pension fund management	0.9	1.5	(0.7)	(43.5)
Income from commissions and fees	272.0	257.8	14.2	5.5
Expenses from commissions and fees	(68.9)	(63.7)	(5.2)	8.1
Net income from commissions and fees	203.1	194.1	9.1	4.7

Income from commissions and fees increased 5.5% or Ps 14.2 billion. Bonded warehouse services and trust activities and portfolio management services explained most of this result, increasing 15.0% or Ps 8.7 billion and 22.1% or Ps 4.9 billion respectively. Banking service fees increased 0.7% or Ps 1.2 billion, driven by a 27.6% or Ps 10.5 billion increase in debit and credit card fees that was partially offset by a 6.7% or Ps 9.1 billion decrease in banking service fees. Debit and credit card fees performance was driven by a 59.6% or Ps 10.8 billion increase in fees from merchant acquiring as domestic consumption was strong throughout the first nine months of the year. Banking service fees decreased due to a decrease in bancassurance fees as originations for consumer loans were slower than in 2021. Expenses form commissions and fees increased 8.1% or Ps 5.2 billion, driven by an increase in transactional activity and fees paid in relation to income from commissions and fees.

Net trading income

Banco Popular’s net trading income was Ps 1.7 billion in 2022 or Ps 16.8 billion lower than in 2021. This resulted from a Ps 27.7 billion decrease in net trading income from derivatives, partially offset by a Ps 11.0 billion increase in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was offset by a Ps 34.4 billion increase in foreign exchange gains (losses), net, recognized under other income.

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

Total income from investment securities for Banco Popular (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 370.4 billion for 2022, 126.9% or Ps 207.2 billion higher than in 2021. This was primarily driven by a 421 basis points increase in the average yield to 8.4% in 2022 and a 15.0% or Ps 530.3 billion increase in the average balance of total investment securities to Ps 4,070.9 billion in 2022. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	45.5	11.1	34.4	310.1
Share of profit of equity accounted investees, net of tax (Equity method)	92.2	67.2	24.9	37.1
Net gain (loss) on sale of debt and equity securities	2.6	16.6	(14.0)	(84.2)
Dividends	14.7	7.7	7.1	92.2
Gain on sale of property, plant and equipment	18.9	2.7	16.2	599.4
Net gain (loss) in asset valuation	12.6	(3.1)	15.7	(507.1)
Other	31.0	32.4	(1.5)	(4.5)
Other income	217.6	134.7	82.9	61.6

Other income increased 61.6% or Ps 82.9 billion. The Ps 34.4 billion increase in foreign exchange gains (losses), net to a Ps 45.5 billion net gain should be analyzed in conjunction with net trading income from derivatives. The net result of both activities (foreign exchange and derivatives) for 2022 was a Ps 25.8 billion gain compared to a Ps 19.2 billion gain in 2021. Share of profit of equity accounted investees, net of tax (equity method) increased 37.1% or Ps 24.9 billion driven by the 35.2% increase in attributable net income of Corficolombiana. Banco Popular recorded a Ps 16.2 billion increase in gain on the sale of property, plant and equipment (as fair value of derecognized PP&E was higher than book value) and a Ps 15.7 billion increase in net gain (loss) in asset valuation mainly explained by favorable valuation of investment properties in 2022, associated with the aforementioned PP&E structure optimization. In 2022, Banco Popular continued its PP&E structure optimization program by transferring some non-strategic property plant and equipment in exchange for equity in NEXUS Real Estate Capital Funds (a private equity fund specialized in real estate management), which helped somewhat mitigate the negative effects of the rising interest rate context on the bank’s results. The Ps 14.0 billion decrease in net gain on sale of debt and equity securities was explained by temporary favorable conditions in fixed income markets during 2021 that were not present in 2022.

Other expenses

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Personnel expenses	(462.1)	(450.4)	(11.7)	2.6
Administrative and other expenses	(778.1)	(745.6)	(32.5)	4.4
Depreciation and amortization	(96.6)	(100.1)	3.4	(3.4)
Impairment loss on other assets	(0.6)	(3.7)	3.1	(84.4)
Other	(18.3)	(6.3)	(12.0)	189.9
Other expenses	(1,355.7)	(1,306.1)	(49.6)	3.8

During 2022, Banco Popular focused part of its efforts on cost containment to face the headwinds from the aforementioned drivers on net interest income. Other expenses increased 3.8% or Ps 49.6 billion well below the 13.1% inflation rate for 2022. Administrative and other expenses drove the performance of other expenses with a 4.4% or Ps 32.5 billion increase. As explained under Grupo Aval’s analysis the increase in the industry and commerce tax (ICA) heavily impacted Banco Popular, with operating taxes constituting the main driver for expense growth with a 30.3% or Ps 36.2 billion increase, explaining 4.9% of growth in administrative and other expenses. The remaining administrative expenses decreased by Ps 3.7 billion. The increase 2.6% or Ps 11.7 billion increase in personnel expenses results from a 9.8% or Ps 38.8 billion increase in salaries and employee benefits that was partially offset by a 49.2% or Ps 27.1 billion decrease in labor severances and bonus plan payments. For reference, the minimum wage in Colombia increased by 10.0% in 2022. The Ps 12.0 billion increase in other is mainly attributable to a Ps 9.8 billion increase in losses related to the sale of property, plant and equipment.

Given that Banco Popular’s other expenses increased by 3.8% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, net trading income and other income) decreased by 18.2%, the cost to income efficiency ratio increased to 85.5% in 2022 from 67.4% in 2021. The ratio of other expenses as a percentage of average assets decreased to 4.3% in 2022 from 4.6% in 2021.

Tax expense

Income tax expense for Banco Popular decreased by Ps 187.4 billion, to a Ps 31.7 billion recovery in 2022. This was driven by a Ps 454.0 billion decrease in income before income tax expense excluding dividends and the equity method (as both are non-taxable income). Banco Popular’s tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 54.1% in 2022 and 39.4% in 2021.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest is not a significant contributor to net income for Banco Popular and is responsible for only -0.3% of net income for 2022 and 0.4% for 2021.

Banco AV Villas

Overview

Banco AV Villas’ net income attributable to owners of the parent for the year ended December 31, 2022 was Ps 103.4 billion, decreasing 46.1% or Ps 88.4 billion compared to the year ended December 31, 2021. The following discussion describes the main drivers of Banco AV Villas’ results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021.

	Banco AV Villas
	For the year ended		Change 2022 vs
	December 31,		2021
	2022	2021	#	%

	(in Ps billions)
Total interest income	1,664.2	1,306.1	358.1	27.4
Total interest expense	(764.4)	(238.0)	(526.4)	221.2
Net interest income	899.8	1,068.1	(168.3)	(15.8)
Impairment loss on loans and other accounts receivable	(234.6)	(207.0)	(27.5)	13.3
Impairment (loss) recovery on other financial assets	(0.0)	(0.3)	0.3	(94.6)
Recovery of charged-off financial assets	76.7	57.9	18.9	32.6
Net impairment loss on financial assets	(157.8)	(149.5)	(8.4)	5.6
Net interest income, after impairment losses	742.0	918.6	(176.6)	(19.2)
Net income from commissions and fees	118.5	93.1	25.4	27.3
Net trading income (loss)	6.2	(0.6)	6.8	(1,102.9)
Other income	58.8	28.9	29.9	103.7
Other expenses	(794.1)	(730.9)	(63.2)	8.6
Net income before tax expense	131.3	309.0	(177.6)	(57.5)
Income tax expense	(27.6)	(116.7)	89.2	(76.4)
Net income for the year	103.8	192.2	(88.5)	(46.0)
Net income for the year attributable to:
Owners of the parent	103.4	191.8	(88.4)	(46.1)
Non-controlling interest	0.4	0.4	(0.1)	(14.0)

Net interest income

Net interest income decreased 15.8% or Ps 168.3 billion to Ps 899.8 billion in 2022. Interest expense increased 221.2% or Ps 526.4 billion, more than the increase in total interest income, due to a 336 basis points increase in the average interest rate paid on interest-bearing funding, in addition to a 11.6% or Ps 1,540.1 billion increase in average balance of interest-bearing funding. Total interest income increased 27.4% or Ps 358.1 billion driven by a 133 basis point increase in the average yield of interest-earning assets in addition to a 10.2% or Ps 1,570.5 billion increase in average balance of interest-earning assets. Yields and rates paid increased rapidly due to monetary policy in place throughout the year, a tighter liquidity environment and due to additional pressures coming from more demanding NSFR requirements, which drove the increase in the cost of interest-bearing deposits. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 216 basis points to 6.0%. In turn, net interest margin contracted by 164 basis points to 5.3%. The main drivers impacting interest-earning assets and interest-bearing funding during 2022, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2022 vs. 2021		the year ended December 31,		year ended December 31,		Change, 2022 vs. 2021
2022	2021	#	%	2022	2021	2022	2021	#	%

(in Ps billions)						(in Ps billions)
16,893.3	15,322.8	1,570.5	10.2	5.3%	7.0%	899.8	1,068.1	(168.3)	(15.8)

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	3,014.6	2,552.6	462.0	18.1	9.5%	5.0%	285.9	127.8	43.8	114.3	158.1	123.7
Consumer	8,507.9	7,396.3	1,111.6	15.0	11.8%	11.5%	1,003.0	849.7	131.0	22.3	153.3	18.0
Mortgages	2,590.7	2,468.0	122.7	5.0	9.5%	9.7%	245.3	238.6	11.6	(4.9)	6.7	2.8
Microcredit	0.2	0.4	(0.2)	(58.6)	20.5%	15.8%	0.0	0.1	(0.0)	0.0	(0.0)	(46.5)
Gross loans	14,113.4	12,417.3	1,696.1	13.7	10.9%	9.8%	1,534.3	1,216.2	184.4	133.7	318.1	26.2
Interbank and overnight funds	16.2	113.9	(97.7)	(85.8)	12.1%	1.8%	2.0	2.0	(11.8)	11.7	(0.1)	(4.1)
Total gross loans	14,129.6	12,531.2	1,598.4	12.8	10.9%	9.7%	1,536.2	1,218.2	173.8	144.2	318.0	26.1
Investments in debt securities	2,763.7	2,791.6	(27.8)	(1.0)	4.6%	3.1%	128.0	87.9	(1.3)	41.4	40.1	45.7
Total interest-earning assets	16,893.3	15,322.8	1,570.5	10.2	9.9%	8.5%	1,664.2	1,306.1	154.7	203.4	358.1	27.4

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	158.8	186.4	(27.6)	(14.8)	1.0%	0.5%	(1.6)	(1.0)	0.3	(0.9)	(0.7)	67.4
Time deposits	3,584.5	3,386.3	198.2	5.9	7.0%	2.9%	(250.6)	(98.4)	(13.9)	(138.3)	(152.2)	154.7
Savings accounts	8,970.9	8,456.0	514.9	6.1	4.1%	1.1%	(367.0)	(96.7)	(21.1)	(249.3)	(270.3)	279.6
Total interest-bearing deposits	12,714.2	12,028.7	685.4	5.7	4.9%	1.6%	(619.2)	(196.0)	(33.4)	(389.8)	(423.2)	215.9
Interbank borrowings and overnight funds	1,226.3	602.4	623.9	103.6	7.2%	2.4%	(88.9)	(14.7)	(45.2)	(29.0)	(74.2)	505.0
Borrowings from banks and others	357.4	271.1	86.3	31.9	7.9%	4.0%	(28.1)	(11.0)	(6.8)	(10.4)	(17.2)	156.7
Bonds issued	461.2	401.0	60.1	15.0	5.5%	4.0%	(25.3)	(16.1)	(3.3)	—	(3.3)	56.9
Borrowings from development entities	95.4	11.1	84.3	757.0	3.0%	2.0%	(2.9)	(0.2)	(2.5)	(0.1)	(2.7)	1,220.2
Other funding	2,140.4	1,285.6	854.7	66.5	6.8%	3.3%	(145.2)	(42.0)	(58.0)	(45.2)	(103.2)	245.7
Total interest-bearing funding	14,854.5	13,314.4	1,540.1	11.6	5.1%	1.8%	(764.4)	(238.0)	(79.3)	(447.1)	(526.4)	221.2

Banco AV Villas’ average balance of gross loans increased 13.7% or Ps 1,696.1 billion in 2022 and the average yield was 10.9%, 108 basis points higher than in 2021. Average balances grew slower than closing balances (14.4%), explained by stronger growth toward the second half of the year, particularly in consumer loans. Commercial loans increased 18.1% on average balances and increased 14.6% at end of period. Consumer loan growth of average and end of period balances was 15.0% and 19.1%, respectively. In 2022, Banco AV Villas shifted its secured-product driven focus, in place for the last three years, reactivating unsecured products; seeking to increase its presence in segments that started to recover from the negative impacts of the pandemic and to benefit from the increase in interest rates for new originations. As a result, the end of period balance for personal loans increased 43.4%, credit cards grew 19.6% and payroll loans grew 12.9%, respectively.

Given that 72.4% of Banco AV Villas’ commercial loans are variable rate, mostly referenced either to the 3-month inter-bank rate (IBR) or the 90-day time deposit rate (DTF), average yields on commercial loans increased 448 basis points to 9.5%, slightly below the 528 basis points increase in the average Central Bank rate to 7.2% in 2022 from 1.9% in 2021. On the other hand, given that Banco AV Villas’ consumer loans are fixed rate, the average yields on consumer loans only priced in a small portion of the rise in reference rates during 2022 and increased 30 basis points.

Average interest-earning investments in debt securities remained materially stable over the year with a 1.0% or Ps 27.8 billion decrease. The average yield for interest-earning investments in debt securities increased 148 basis points as Banco AV Villas invested in securities at higher yields as the Colombian sovereign yield curve (TES) shifted upwards, following global sovereign fixed income rates and the increase in Colombia’s sovereign risk premium.

Finally, as described in Grupo Aval’s analysis, average funding rates moved upwards in line with the average Central Bank rate. In addition, cost of funds was pressed by competition for stable retail funding and term funding with tenors longer than one year in order to comply with the more demanding NSFR requirements. Pressures on balances and rates built up during the latter part of the year to comply with NSFR requirements. The end of period balance of interest-bearing liabilities increased 16.4% or Ps 2,252.0 billion, driven by a 40.0% or Ps 1,199.7 billion increase in time deposits, a Ps 408.0 billion increase in borrowings from development entities and a 3.4% or Ps 297.4 billion increase in savings accounts. The fast-paced growth of time deposits drove the 409 basis points increase in the average rate paid for time deposits, pricing in the majority of the increase in the average Central Bank rate.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(234.6)	(207.0)	(27.5)	13.3
Impairment (loss) recovery on other financial assets	(0.0)	(0.3)	0.3	(94.6)
Recovery of charged-off financial assets	76.7	57.9	18.9	32.6
Net impairment loss on financial assets	(157.8)	(149.5)	(8.4)	5.6

Banco AV Villas’ impairment loss on loans and other accounts receivable increased 13.3% or Ps 27.5 billion to Ps 234.6 billion, driven by the growth of the end of period loan portfolio. The bank achieved a 32.6% or Ps 18.9 billion increase in recovery of charged-off financial assets, leveraged on improved economic conditions and enhanced collection processes.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		2022 vs. 2021	year ended December 31,		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points	2022	2021	basis points

	(in Ps billions)
Commercial	5.9	(27.5)	33.4	(121.6)	(0.2)%	1.1%	(127)	(0.2)%	1.1%	(129)
Consumer	(235.1)	(180.5)	(54.5)	30.2	2.8%	2.4%	32	1.9%	1.7%	20
Mortgage	(3.4)	0.9	(4.3)	(475.9)	0.1%	0.0%	17	0.1%	(0.1)%	18
Microcredit	(0.0)	0.0	(0.0)	(111.3)	2.6%	(9.5)%	1,205	2.6%	(11.2)%	1,382
Gross loans	(232.6)	(207.0)	(25.5)	12.3	1.6%	1.7%	(2)	1.1%	1.2%	(10)
Interbank and overnight funds	(0.0)	(0.0)	(0.0)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(232.6)	(207.0)	(25.5)	12.3	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(2.0)	(0.0)	(2.0)	18,818.3	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(234.6)	(207.0)	(27.5)	13.3	1.7%	1.7%	(1)	1.1%	1.2%	(8)

Banco de AV Villas’ cost of risk remained materially flat while improving 10 basis points when including recoveries of charged-off assets, driven by an improvement in commercial loans and a deterioration in other loan categories. The Ps 25.5 billion increase in impairment losses on gross loans is explained by a Ps 12.3 billion increase in impairment losses for Stage 1 loans, a Ps 34.1 billion increase in impairment losses for Stage 2 loans, and a Ps 20.9 billion decrease in impairment losses for Stage 3 loans. The increase in impairment losses for Stage 1 loans is attributable to organic growth of the loan portfolio across all categories. The increase of impairment losses for Stage 2 loans was driven by a Ps 31.8 billion increase in impairment losses for consumer loans and is explained by deterioration in the asset quality of personal loans and credit cards, that rolled into Stage 3 and were ultimately charged-off. Finally, the decrease of impairment losses for Stage 3 loans was driven by a Ps 14.4 billion decrease in impairment losses for consumer loans and a Ps 7.7 billion decrease in commercial loans, as the portion of the portfolio rolling to this stage decreased as compared to a year earlier.

The following table shows Banco AV Villas’ gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2022 vs. 2021
	2022				2021							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	2,980.9	18.4	172.3	3,171.6	2,507.3	71.4	188.3	2,767.0	18.9	(74.2)	(8.5)	14.6
Consumer	8,427.2	533.8	287.6	9,248.6	6,505.2	995.2	262.8	7,763.2	29.5	(46.4)	9.4	19.1
Mortgages	2,383.6	103.3	97.5	2,584.4	2,383.8	108.4	91.9	2,584.1	(0.0)	(4.7)	6.1	0.0
Microcredit	0.1	—	0.0	0.2	0.2	0.0	0.0	0.2	(26.9)	(100.0)	33.1	(28.4)
Gross loans	13,791.8	655.5	557.4	15,004.8	11,396.5	1,175.0	543.0	13,114.5	21.0	(44.2)	2.7	14.4

Commercial	94.0%	0.6%	5.4%	100.0%	90.6%	2.6%	6.8%	100.0%
Consumer	91.1%	5.8%	3.1%	100.0%	83.8%	12.8%	3.4%	100.0%
Mortgages	92.2%	4.0%	3.8%	100.0%	92.2%	4.2%	3.6%	100.0%
Microcredit	76.7%	0.0%	23.3%	100.0%	75.1%	12.4%	12.6%	100.0%
Gross loans	91.9%	4.4%	3.7%	100.0%	86.9%	9.0%	4.1%	100.0%

The quality of Banco AV Villas’ gross loan portfolio measured by the composition of stages improved in 2022 across most categories of loans. At December 31, 2022, the balance of Stage 2 loans had decreased 44.2% or Ps 519.5 billion to Ps 655.5 billion. In consumer, Stage 2 loans decreased Ps 461.5 billion to Ps 533.8 billion, due to a Ps 379.0 billion decrease in the balance of payroll loans classified as “normal risk” that transitioned to Stage 1, and a Ps 91.9 billion and Ps 12.2 billion decrease in personal loans and credit cards, respectively that transitioned to stage 3 and were ultimately charged-off. Finally, in commercial loans overlays were removed and led to a Ps 34.4 billion decrease in the balance of Stage 2 loans classified as “normal risk”.

For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements.

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Banco AV Villas (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2022 vs. 2021		at December 31,		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points

	(in Ps billions)
Commercial	88.4	102.6	(14.2)	(13.9)	2.8%	3.7%	(92)
Consumer	281.5	254.1	27.5	10.8	3.0%	3.3%	(23)
Mortgages	113.8	110.4	3.4	3.1	4.4%	4.3%	13
Microcredit	0.0	0.0	0.0	33.1	23.3%	12.6%	1,079
Gross loans	483.8	467.2	16.6	3.6	3.2%	3.6%	(34)

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2022 vs. 2021		of average gross loans		2022 vs. 2021
	2022	2021	#	%	2022	2021	basis points

	(in Ps billions)
Commercial	0.9	3.0	(2.1)	(71.1)	0.0%	0.1%	(9)
Consumer	202.8	162.7	40.1	24.6	2.4%	2.2%	18
Mortgages	1.1	1.4	(0.4)	(25.1)	0.0%	0.1%	(2)
Microcredit	—	0.0	(0.0)	(100.0)	0.0%	2.0%	(203)
Total charge-offs	204.8	167.2	37.6	22.5	1.5%	1.3%	10
(1)	Calculated as loans past due more than 90 days divided by gross loans.

At December 31, 2022, asset quality measured by loans at least 91 days past due had improved 34 basis points to 3.2% as compared to a year earlier, driven by the improvement of consumer and commercial loans. In particular, credit cards and personal loans contributed with 33 and 8 basis points of the improvement in the delinquency ratio of consumer loans aided by a higher rate of charge-offs. Payroll loans showed a slight deterioration in asset quality to 1.23% in 2022 from 0.86% in 2021, that contributed 20 pbs to the increase in the delinquency ratio of consumer loans. Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days was 119.3% in 2022 and 115.0% in 2021. Charge-offs increased as a percentage of average gross loans, mainly in consumer loans and driven by the deterioration of personal loans and credit cards.

Net income from commissions and fees

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Banking fees	333.6	298.7	34.9	11.7
Income from commissions and fees	333.6	298.7	34.9	11.7
Expenses from commissions and fees	(215.1)	(205.6)	(9.5)	4.6
Net income from commissions and fees	118.5	93.1	25.4	27.3

Income from commissions and fees increased as a direct result of an 11.7% or Ps 34.9 billion increase in banking fees. The main drivers for this increase are the same as those discussed under Grupo Aval’s analysis. Debit and credit card fees increased 14.3% or Ps 13.8 billion, driven by a 35.2% or Ps 14.4 billion increase in fees from merchant acquiring as domestic consumption was strong throughout the first nine months of the year. Banking service fees increased 7.5% or Ps 13.8 billion, and branch network services increased 54.5% or Ps 7.4 billion. The 4.6% or Ps 9.5 billion increase in expenses from commissions and fees is related to growth in income from banking service fees and branch network services.

Net trading income (loss)

Banco AV Villas’ net trading income was Ps 6.2 billion in 2022, Ps 6.8 billion higher than the Ps 0.6 billion loss in 2021, resulting from a Ps 6.8 billion increase income from investment securities at fair value through profit or loss and stable results in net trading income from derivatives.

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

Total income from investment securities for Banco AV Villas (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 137.5 billion for 2022, 51.8% or Ps 46.9 billion more than in 2021. This was primarily driven by a 174 basis points decrease in the average yield on total investment securities to 4.6% in 2022 from 2.9% in 2021, resulting in a Ps 54.3 billion increase in interest income, which was partially offset by a 5.1% or Ps 158.7 billion decrease in the average balance of total investment securities to Ps 2,958.2 billion in 2022, resulting in a Ps 7.4 billion decrease in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	3.0	1.7	1.3	76.2
Share of profit of equity accounted investees, net of tax (Equity method)	1.4	1.6	(0.2)	(12.1)
Net gain (loss) on sale of debt and equity securities	0.1	4.2	(4.2)	(98.5)
Dividends	7.3	4.6	2.8	60.9
Gain (loss) on the sale of non-current assets held for sale	0.1	0.0	0.0	29.1
Gain on sale of property, plant and equipment	16.4	0.8	15.5	1,828.1
Net gain (loss) in asset valuation	4.1	0.2	3.9	1,992.2
Other	26.4	15.6	10.8	68.8
Other income	58.8	28.9	29.9	103.7

Other income increased 103.7% or Ps 29.9 billion. During the last quarter of 2022, Banco AV Villas continued its PP&E structure optimization program by transferring some non-strategic property plant and equipment in exchange for equity in NEXUS Real Estate Capital Funds (a private equity fund specialized in real estate management), which helped somewhat mitigate the negative effects of the rising interest rate context on the bank’s results. As such, the bank recorded a Ps 15.5 billion increase in gain on the sale of property, plant and equipment (as fair value of derecognized PP&E was higher than book value) and a Ps 3.9 billion increase in net gain (loss) in asset valuation mainly explained by favorable valuation of investment properties in 2022, associated with the aforementioned PP&E structure optimization. The Ps 10.8 billion increase in other is mainly explained by commercial incentives received from Mastercard in 2022 for reaching credit and debit card issuance goals. The Ps 2.8 billion increase in dividends is attributable to a Ps 3.6 billion increase in dividends from A.C.H. Colombia S.A. The Ps 1.3 billion increase in foreign exchange gains (losses), net to a Ps 3.0 billion net gain should be analyzed in conjunction with net trading income from derivatives. The net result of both activities (foreign exchange and derivatives) for 2022 was a Ps 0.3 billion loss compared to a Ps 1.6 billion loss in 2021.

Other expenses

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(0.0)	0.0	(52.9)
Personnel expenses	(277.9)	(262.2)	(15.7)	6.0
Administrative and other expenses	(437.3)	(394.8)	(42.5)	10.8
Depreciation and amortization	(69.9)	(66.5)	(3.4)	5.1
Other	(8.7)	(7.3)	(1.4)	19.1
Other expenses	(794.1)	(730.9)	(63.2)	8.6

During 2022, Banco AV Villas’ focus remained on cost contention. Other expenses increased 8.6% or Ps 63.2 billion, well below the 13.1% inflation rate for 2022. Administrative and other expenses drove the performance of other expenses with a 10.8% or Ps 42.5 billion increase. As explained under Grupo Aval’s analysis the increase in the industry and commerce tax (ICA) heavily impacted Banco AV Villas, with operating taxes constituting the main driver for expense growth with a 36.2% or Ps 12.0 billion increase, explaining 3.0% of growth in administrative and other expenses. Marketing expenses increased Ps 10.3 billion, as the bank focused on digital marketing, and our corporate loyalty and experiences programs.

The 6.0% or Ps 15.7 billion increase in personnel expenses results from a 7.3% or Ps 18.1 billion increase in salaries and employee benefits and a 17.8% or Ps 2.5 billion decrease in labor severances and bonus plan payments. Finally, other increased Ps 1.4 billion due to a Ps 3.1 billion increase in losses on the sale of property, plant and equipment.

Given that Banco AV Villas’ other expenses increased 8.6% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, net trading income and other income) decreased by 8.9%, the cost to income efficiency ratio increased to 73.3% in 2022 from 61.5% in 2021. The ratio of other expenses as a percentage of average assets improved by 4 basis points to 4.27% in 2022 from 4.31% in 2021.

Tax expense

Income tax expense for Banco AV Villas decreased by 76.4% or Ps 89.2 billion, to Ps 27.6 billion in 2022. Banco AV Villas’ effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 22.5% in 2022 and 38.6% in 2021. This was driven by a 59.9% or Ps 183.1 billion decrease in income before income tax expense excluding dividends and the equity method, resulting in a Ps 62.3 billion decrease in income tax expense.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest is not a significant contributor to net income for Banco AV Villas, and is responsible for only 0.4% of net income for 2022 and 0.2% for 2021.

Porvenir

Overview

Porvenir’s net income attributable to owners of the parent for the year ended December 31, 2022 was Ps 154.3 billion, decreasing 73.4% or Ps 425.2 billion compared to the year ended December 31, 2021. The following discussion describes the main drivers of Porvenir’s results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021.

	Porvenir
	For the year ended		Change 2022 vs
	December 31,		2021
	2022	2021	#	%

	(in Ps billions)
Total interest income	106.3	50.2	56.0	111.6
Total interest expense	(63.2)	(40.2)	(23.0)	57.0
Net interest income	43.1	10.0	33.1	331.9
Impairment loss on loans and other accounts receivable	(8.1)	(6.6)	(1.4)	21.6
Impairment (loss) recovery on other financial assets	0.3	(0.3)	0.6	(199.2)
Net impairment loss on financial assets	(7.8)	(6.9)	(0.8)	12.1
Net interest income, after impairment losses	35.3	3.0	32.2	1,066.9
Net income from commissions and fees	692.1	1,098.5	(406.5)	(37.0)
Gross loss from sales of goods and services	8.2	(8.9)	17.2	(192.2)
Net trading income	(37.6)	221.8	(259.4)	(117.0)
Other income	(52.6)	(54.8)	2.1	(3.9)
Other expenses	(397.2)	(487.5)	90.4	(18.5)
Net income before tax expense	248.2	772.1	(523.9)	(67.9)
Income tax expense	(93.0)	(191.9)	98.9	(51.5)
Net income for the year	155.2	580.2	(425.0)	(73.3)
Net income for the year attributable to:
Owners of the parent	154.3	579.5	(425.2)	(73.4)
Non-controlling interest	0.9	0.7	0.2	26.7

Net interest income

Porvenir’s net interest income was Ps 43.1 billion and Ps 10.0 billion in 2022 and 2021, respectively. Net interest income is mainly the result of interest accrued on interest-earning investments in debt securities corresponding to Porvenir’s proprietary investment portfolio (at fair value through other comprehensive income and at amortized cost) and on interbank and overnight funds.

Interest income increased 111.6% or Ps 56.0 billion to Ps 106.3 billion in 2022, mainly as a result of a Ps 34.4 billion increase in interest income from investment securities. This increase was driven by a 541 basis points increase in the average yield of interest-earning investments in debt securities to 11.1% in 2022, that resulted in a Ps 45.3 billion increase in income. This was partially offset by an 11.7% or Ps 98.1 billion decrease in the average balance of interest-earning investments in debt securities to Ps 738.8 billion in 2022, that resulted in a Ps 10.9 billion decrease in income.

Net impairment loss on financial assets

Porvenir’s net impairment loss on financial assets increased Ps 0.8 billion to Ps 7.8 billion in 2022.

Net income from commissions and fees

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Banking fees	0.6	15.8	(15.2)	(96.1)
Pension and severance fund management	884.6	1,197.5	(313.0)	(26.1)
Income from commissions and fees	885.2	1,213.3	(328.2)	(27.0)
Expenses from commissions and fees	(193.1)	(114.8)	(78.3)	68.2
Net income from commissions and fees	692.1	1,098.5	(406.5)	(37.0)

Net income from commissions and fees decreased 37.0% or Ps 406.5 billion. Premiums paid for life and disability insurance coverage on mandatory pensions increased to 2.47% in February 2022 from 2.00% in 2021 as a result of the increased mortality, a consequence of the

COVID-19 pandemic. Given that this rate is deducted from the 3.00% Porvenir charges on contributions of its mandatory pension fund clients, the fee received by Porvenir declined to 0.53% in 2022 from 1.00% in 2021. Between February and the first weeks of April Porvenir accounted for the increased portion of the insurance cost as expenses from commissions and fees in an amount of Ps 61.5 billion as regulation requires to notify clients of the change before it can be enforced and therefore was absorbed directly by Porvenir. From that point on, the mandatory pension funds managed by Porvenir assumed the higher insurance cost as lower income from mandatory pension fund fees. This event explains most of the increase in expenses from commissions and fees.

As a result of the above, pension and severance fund management fees decreased 27.0% or Ps 328.2 billion driven by (i) a 35.6% or Ps 304.4 billion decrease in fee income from mandatory pension fund management, (ii) a 14.6% or Ps 14.8 billion decrease in revenues received from voluntary pension fund management mainly due to negative returns on AUMs, (iii) a 2.6% or Ps 6.1 billion increase in fee income from severance fund management driven by an increase in the number of clients, and (iv) a 3.1% or Ps 0.1 billion increase in fee income from third-party pension fund management, mainly FONPET. Mandatory pension fund management was driven by a 29.2% or Ps 204.8 billion decrease in fees charged to contributing clients (contribution-based) and a 65.4% or Ps 99.6 billion decrease in fees charged to non-contributing clients (performance-based) due to negative returns on assets under management.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Income from sales of goods and services	71.3	46.7	24.6	52.8
Costs and expenses of sales of goods and services	(63.0)	(55.6)	(7.4)	13.4
Gross loss from sales of goods and services	8.2	(8.9)	17.2	(192.2)

Gross profit (loss) from sales of goods and services was a profit of Ps 8.2 billion in 2022 as compared to a Ps 8.9 billion loss in 2021, reflecting the result of Aportes en Línea, Porvenir’s subsidiary. Aportes en Línea provides technical and administrative services to Porvenir and third parties, among which are Grupo Aval and its subsidiaries. Another business line for Aportes en Linea consists in social security processing services for employed and self-employed population. As employment recovered to pre-pandemic levels, income from sales of goods and services to third parties increased 52.8% or Ps 24.6 billion. Costs and expenses of sales of goods and services increased 13.4% or Ps 7.4 billion, at a slower pace than income, driven by an 18.2% or Ps 3.5 billion increase in administrative and other expenses and a 12.6% or Ps 2.0 billion increase in personnel expenses.

Net trading income

Porvenir’s net trading income (loss) was a Ps 37.6 billion loss in 2022, Ps 259.4 billion lower than in 2021, resulting from a Ps 245.6 billion decrease in income from investment securities at fair value through profit or loss and a Ps 13.8 billion decrease in net trading income from derivatives. The performance of net trading income from derivatives was partially offset by a Ps 4.4 billion increase in foreign exchange gains (losses), net, recognized under other income.

Porvenir’s income from investment securities at fair value through profit or loss mainly reflects the result of the stabilization reserve, which is a portion of the pension and severance fund manager’s capital invested in the fund administered by the pension and severance fund manager and which must represent at least 1.0% of the value of that fund. At December 31, 2022, Porvenir’s stabilization reserve amounted to Ps 1.9 trillion and its income decreased Ps 244.5 billion to a Ps 81.1 billion loss in 2022. Income resulting from Porvenir’s proprietary investment portfolio held for trading at fair value through profit or loss decreased Ps 1.1 billion to Ps 1.6 billion in 2022.

Other income

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(54.8)	(59.2)	4.4	(7.4)
Share of profit of equity accounted investees, net of tax (Equity method)	0.0	0.0	(0.0)	(2.9)
Net gain (loss) on sale of debt and equity securities	(4.9)	0.2	(5.1)	(2,756.7)
Gain on sale of property, plant and equipment	—	—	—	N.A.
Net gain (loss) in asset valuation	1.6	(1.0)	2.6	(253.4)
Other	5.5	5.3	0.2	4.5
Other income	(52.6)	(54.8)	2.1	(3.9)

Other income increased Ps 2.1 billion, mainly as a result of lower losses in foreign exchange gains (losses), net. The Ps 4.4 billion improvement in foreign exchange gains (losses), net to a Ps 54.8 billion net loss was offset by the Ps 13.8 billion decrease in net trading income from derivatives mentioned before. The net result of both activities (foreign exchange and derivatives) for 2022 was a Ps 12.9 billion loss, Ps 9.4 billion more than the Ps 3.5 billion loss in 2021. The Ps 5.1 billion decrease in net gain on sale of debt and equity securities was explained by the liquidation of certain positions in fixed income instruments during 2022.

Other expenses

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Personnel expenses	(168.4)	(156.4)	(12.1)	7.7
Administrative and other expenses	(195.1)	(213.0)	18.0	(8.4)
Depreciation and amortization	(14.5)	(12.2)	(2.3)	19.1
Other	(19.2)	(106.0)	86.8	(81.9)
Other expenses	(397.2)	(487.5)	90.4	(18.5)

Other expenses decreased 18.5% or Ps 90.4 billion, mainly driven by other. The Ps 86.8 billion decrease in other is mainly explained by a Ps 74.8 billion decrease in provision expenses related to emerging costs of legal proceedings arising from individual civil lawsuits originated from mandatory pension fund clients. Porvenir focused part of its efforts on cost containment to face the headwinds from the aforementioned drivers on income. The 8.4% or Ps 18.0 billion decrease in administrative and other expenses is explained by a Ps 21.0 billion decrease in IT related fees. The 7.7% or Ps 12.1 billion increase in personnel expenses results from a 5.3% or Ps 8.2 billion increase in salaries and employee benefits and a 3.9 billion increase in labor severances and bonus plan payments.

Tax expense

Income tax expense for Porvenir decreased by Ps 98.9 billion, or 51.5%, to Ps 93.0 billion in 2022. Porvenir’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 37.5% in 2022 and 24.9% in 2021.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest is not a significant contributor to net income for Porvenir, and is responsible for only 0.6% of net income for 2022 and 0.1% for 2021.

Corficolombiana

Overview

Corficolombiana’s net income attributable to owners of the parent for the year ended December 31, 2022 was Ps 1,728.1 billion, increasing 35.2% or Ps 450.1 billion compared to the year ended December 31, 2021. The following discussion describes the main drivers of Corficolombiana’s results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021.

	Corficolombiana
	For the year ended		Change 2022 vs
	December 31,		2021
	2022	2021	#	%

	(in Ps billions)
Total interest income	833.7	463.9	369.8	79.7
Total interest expense	(2,030.3)	(1,028.3)	(1,001.9)	97.4
Net interest income(expense)	(1,196.5)	(564.4)	(632.1)	112.0
Impairment loss on loans and other accounts receivable	(14.4)	(9.3)	(5.1)	55.3
Impairment (loss) recovery on other financial assets	0.1	0.1	0.0	40.2
Recovery of charged-off financial assets	(0.0)	(0.0)	0.0	N.A.
Net impairment loss on financial assets	(14.3)	(9.2)	(5.1)	55.4
Net interest income, after impairment losses	(1,210.8)	(573.6)	(637.2)	111.1
Net income from commissions and fees	111.9	82.5	29.5	35.7
Gross profit from sales of goods and services	4,928.3	3,480.0	1,448.3	41.6
Net trading income	388.0	207.5	180.5	87.0
Net income from other financial instruments mandatorily at fair value through profit or loss	278.8	270.1	8.7	3.2
Other income	(151.5)	189.2	(340.7)	(180.1)
Other expenses	(289.5)	(330.1)	40.6	(12.3)
Net income before tax expense	4,055.1	3,325.6	729.5	21.9
Income tax expense	(1,753.7)	(1,476.6)	(277.2)	18.8
Net income for the year	2,301.4	1,849.0	452.4	24.5
Net income for the year attributable to:
Owners of the parent	1,728.1	1,278.0	450.1	35.2
Non-controlling interest	573.3	571.0	2.3	0.4

Net interest income

Corficolombiana’s net interest expense was Ps 1,196.5 billion and Ps 564.4 billion in 2022 and 2021, respectively. Net interest expenses are mainly the result of a net leverage position of the non-financial subsidiaries consolidated by Corficolombiana. Net interest expense of Corficolombiana’s non-financial subsidiaries increased to a Ps 560.9 billion, 69.6% or Ps 230.1 billion more than in 2021. Corficolombiana’s consolidated non-financial subsidiaries’ net interest income has been and is expected to continue to be negative in the future as these entities are not financial entities and thus pay interest expenses to fund returns of assets that are mostly not considered interest-earning assets. The returns on those assets are primarily registered in the gross profit (loss) from sales of goods and services and net income from other financial instruments mandatorily at FVTPL, and to a lesser extent, in Other income under share of profit of equity accounted investees, net of tax (equity method). Income and expenses related to financial assets and liabilities, in addition to net interest expense, are recognized under net trading income and foreign exchange gains (losses), net.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2022 vs. 2021		the year ended December 31,		year ended December 31,		Change, 2022 vs. 2021
2022	2021	#	%	2022	2021	2022	2021	#	%

(in Ps billions)						(in Ps billions)
5,193.9	4,642.5	551.4	11.9	(23.0)%	(12.2)%	(1,196.5)	(564.4)	(632.1)	112.0

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	1,329.6	1,280.9	48.7	3.8	17.4%	15.4%	231.2	196.7	8.5	26.0	34.5	17.5
Consumer	657.7	478.3	179.3	37.5	25.5%	19.6%	167.6	93.9	45.7	28.0	73.8	78.6
Mortgages	17.4	14.0	3.5	24.9	8.0%	10.2%	1.4	1.4	0.3	(0.3)	(0.0)	(2.3)
Gross loans	2,004.6	1,773.2	231.5	13.1	20.0%	16.5%	400.2	292.0	46.2	62.0	108.2	37.1
Interbank and overnight funds	720.2	734.8	(14.6)	(2.0)	33.3%	9.4%	239.8	69.3	(4.9)	175.3	170.5	245.8
Total gross loans	2,724.8	2,507.9	216.9	8.6	23.5%	14.4%	640.0	361.3	50.9	227.8	278.7	77.1
Investments in debt securities	2,469.1	2,134.6	334.5	15.7	7.8%	4.8%	193.7	102.6	26.2	64.8	91.1	88.8
Total interest-earning assets	5,193.9	4,642.5	551.4	11.9	16.1%	10.0%	833.7	463.9	88.5	281.3	369.8	79.7

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2022
	year ended December 31,		Change, 2022 vs. 2021		year ended December 31,		year ended December 31,		due to changes in			vs. 2021
	2022	2021	#	%	2022	2021	2022	2021	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Time deposits	4,923.2	4,577.6	345.6	7.5	9.5%	4.8%	(467.7)	(220.1)	(32.8)	(214.8)	(247.6)	112.5
Savings accounts	908.2	566.4	341.9	60.4	9.0%	2.1%	(81.7)	(11.7)	(30.7)	(39.2)	(70.0)	597.5
Total interest-bearing deposits	5,831.5	5,144.0	687.4	13.4	9.4%	4.5%	(549.4)	(231.8)	(64.8)	(252.8)	(317.6)	137.0
Interbank borrowings and overnight funds	4,339.2	4,141.0	198.2	4.8	5.8%	1.3%	(253.1)	(53.0)	(11.6)	(188.5)	(200.1)	377.6
Borrowings from banks and others	9,057.3	7,154.6	1,902.7	26.6	8.3%	6.5%	(750.4)	(461.8)	(157.6)	(130.9)	(288.5)	62.5
Bonds issued	5,822.5	5,299.3	523.2	9.9	8.1%	5.3%	(470.3)	(281.7)	(42.3)	(146.3)	(188.5)	66.9
Borrowings from development entities	12.6	21.0	(8.4)	(40.1)	57.0%	0.0%	(7.2)	—	4.8	(12.0)	(7.2)	N.A.
Other funding	19,231.6	16,615.9	2,615.7	15.7	7.7%	4.8%	(1,480.9)	(796.6)	(201.4)	(482.9)	(684.3)	85.9
Total interest-bearing liabilities	25,063.0	21,759.9	3,303.1	15.2	8.1%	4.7%	(2,030.3)	(1,028.3)	(267.6)	(734.3)	(1,001.9)	97.4

The 79.7% or Ps 369.8 billion increase in total interest income was mainly the result of a 606 basis points increase in the average yield of interest-earning assets to 16.1% in 2022 and a 11.9% or Ps 551.4 billion increase in the average balance of interest-earning assets. Corficolombiana derives its interest income on total gross loans mainly from the following activities: (i) income on commercial loans from the Sociedad Portuaria del Callao (SPEC) LNG regasification terminal, which is classified as a financial lease in accordance with IFRS 16, (ii) interests on investment in debt securities and interbank and overnight funds, mainly corresponding to Corficolombiana’s treasury operations, and (iii) income on consumer loans from Promigas’ non-banking financing program under the Brilla brand. As a result, income on total gross loans benefited from the increase in the average Central Bank rate during 2022.

Corficolombiana’s total interest expense increased 97.4% or Ps 1,001.9 billion mainly as a result of a 337 basis points increase in the average rate paid on interest-bearing liabilities to 8.1% in 2022 and a 15.2% or Ps 3,303.1 billion increase in the average balance of interest-bearing liabilities to Ps 25,063.0 billion. The increase in net interest expenses was in line with higher interest rates for funding, whether through deposits taken by Corficolombiana or other funding (mostly borrowings from banks and others and bonds) taken by Corficolombiana and its subsidiaries. The Ps 1,902.7 billion increase in the average balance of borrowings from banks and others is mainly attributable to the effect of a 13.6% average peso depreciation versus the U.S. dollar on foreign currency denominated funding and to funding needs of Corficolombiana’s subsidiaries in the ordinary course of business.

Net impairment loss on financial assets

Corficolombiana’s net impairment loss on financial assets increased Ps 5.1 billion to Ps 14.4 billion in 2022. This was driven by a Ps 5.1 billion increase in impairment loss on loans and accounts receivable, mainly as a result of strong origination activity of consumer loans in under the Brilla brand during 2022.

Net income from commissions and fees

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Banking fees	39.6	17.6	22.0	125.3
Trust activities and portfolio management services	89.5	78.5	11.0	14.0
Income from commissions and fees	129.1	96.1	33.0	34.4
Expenses from commissions and fees	(17.2)	(13.6)	(3.6)	26.4
Net income from commissions and fees	111.9	82.5	29.5	35.7

Net income from commissions and fees increased 35.7% or Ps 29.5 billion, driven by income from commissions and fees. Banking fees increased Ps 22.0 billion and were driven by Casa de Bolsa, Corficolombiana’s subsidiary, as it was the main broker in several of the tender offers extended in Colombia’s Stock Exchange (BVC) throughout 2022. In addition, investment banking activity contributed to the performance of banking fees. Trust and portfolio management activities increased 14.0% or Ps 11.0 billion as Fiduciaria Corficolombiana increased its AUMs by 22.0% even amidst challenging capital market conditions.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Income from sales of goods and services	11,988.1	10,310.5	1,677.6	16.3
Costs and expenses of sales of goods and services	(7,059.8)	(6,830.5)	(229.4)	3.4
Gross profit from sales of goods and services	4,928.3	3,480.0	1,448.3	41.6

Gross profit from sales of goods and services mainly reflects the result of Corficolombiana’s non-financial companies. The Ps 1,448.3 billion increase was driven by companies in the infrastructure sector. The following discussion identifies the main drivers contributing to the performance by industry:

Infrastructure

Infrastructure companies were the largest contributor to this line item with Ps 3,647.8 billion in 2022. This sector drove the overall performance in gross profit from sales of goods and services growing 54.2% or Ps 1,282.8 billion compared to 2021 mainly explained by a Ps 615.8 billion increase in income and a Ps 667.0 billion decrease in costs and expenses. Income benefitted from increases in the internal rate of return (DOB or “Diferencial de Obra Bruto”) used to calculate financial assets of concession arrangements, driven by (i) the depreciation of the Colombian peso relative to the U.S. dollar and its positive effect on U.S. dollar denominated future guaranteed payments and (ii) the increase in observed and expected inflation relative to previous estimations used in future cash flow projections. The latter also led to a higher value of intangible assets related to concession arrangements due to increases in cash flow projections of toll-road income. Given that Corficolombiana’s concessions under construction are nearing their final stages, work progress was slower than in 2021, which in turn drove the reduction in construction costs. Partially offsetting the decrease in construction costs, the infrastructure companies registered a Ps 667.3 billion increase in expenses related to hedging strategies (net trading income and foreign exchange losses) of its financial assets and liabilities (Ps 488.8 billion increase) and interest expense on financing (Ps 178.4 billion increase).

Energy and Gas

Gross profit for energy and gas companies in 2022 was Ps 1,104.0 billion, Ps 41.6 billion more than in 2021. Income increased 14.7% or Ps 731.6 billion and costs and expenses increased 17.6% or Ps 690.0 billion. Income grew vigorously during the first nine months of the year but had a sluggish fourth quarter as tariffs were lowered in September, transportation volumes to industrial clients decelerated in line with the economic slowdown and due to scheduled maintenances of pipelines. Offsetting the increase in gross profit from sales of goods and services, the energy and gas companies registered a Ps 205.9 billion increase in interest expense on financing.

Other sectors

Gross profit for hospitality companies in 2022 was Ps 72.7 billion, a Ps 86.9 billion improvement relative to the Ps 14.3 billion loss in 2021. Income increased 79.4% or Ps 236.1 billion driven by an increase in occupancy rates to 69.2%, the highest ever and over 10.0 percentage points higher than in 2019 (pre-pandemic levels). Costs increased 47.8% or Ps 149.2 billion driven by the reactivation of activities.

Gross profit for agribusiness companies in 2022 was Ps 95.1 billion, Ps 38.0 billion more than in 2021. Income increased 34.8% or Ps 88.1 billion due to a higher price of rubber and African palm oil, while costs increased 25.6% or Ps 50.1 billion mainly explained by the increase in prices for agro-industrial supplies and the effects of supply chain disruptions. Gross profit for other companies, mainly Tesicol, was Ps 8.8 billion, Ps 1.0 billion less than in 2021. Income increased 10.3% or Ps 6.0 billion and costs increased 14.3% or Ps 6.9 billion.

Net trading income

Corficolombiana’s net trading income was Ps 388.0 billion in 2022, Ps 180.5 billion higher than in 2021, resulting from a Ps 81.6 billion increase in net trading income from derivatives and a Ps 98.9 billion increase in income from investment securities at fair value through profit or loss. The performance of net trading income from derivatives was offset by a Ps 240.0 billion decrease in foreign exchange gains (losses), net, recognized under other income.

Net trading income from Corficolombiana’s non-financial subsidiaries decreased Ps 254.9 billion to a Ps 3.5 billion gain, resulting from a Ps 257.3 billion decrease in net trading income from derivatives and a Ps 2.4 billion increase in income from investment securities at fair value through profit or loss.

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

Total income from investment securities for Corficolombiana (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 274.6 billion for 2022, 224.4% or Ps 190.0 billion higher than in 2021. This was primarily driven by a 320 basis points increase in the average yield on total investment securities to 4.7% in 2022 from 1.5% in 2021, resulting in a Ps 179.1 billion increase in interest income. The average balance of total investment securities increased 15.7% or Ps 334.5 billion to Ps 2,469.1 billion in 2022. The main drivers for this performance were discussed above in net interest income.

Net income from other financial instruments mandatorily at FVTPL

Net income from financial instruments mandatorily at FVTPL reflect the fair value of concession arrangements entered between Promigas and the Colombian Government and increased by Ps 8.7 billion to Ps 278.7 billion in 2022 as compared to 2021.

Other income

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(483.6)	(243.7)	(239.9)	98.5
Share of profit of equity accounted investees, net of tax (Equity method)	326.9	273.8	53.1	19.4
Net gain (loss) on sale of debt and equity securities	(104.9)	10.5	(115.4)	(1,098.3)
Dividends	104.1	144.5	(40.4)	(28.0)
Gain on sale of property, plant and equipment	0.0	0.1	(0.0)	N.A.
Net gain (loss) in asset valuation	0.9	1.0	(0.1)	(6.3)
Other	5.1	3.1	2.0	65.0
Other income	(151.5)	189.2	(340.7)	(180.1)

Other income decreased 180.1% or Ps 340.7 billion, mainly as a result of a decrease of Ps 239.9 billion in foreign exchange gains (losses), net driven by Corficolombiana’s non-financial subsidiaries as explained above. The Ps 115.4 billion decrease in net gain on sale of debt and equity securities to a Ps 104.9 billion loss in 2022 was explained by the realization of losses of certain debt investment securities classified at FVOCI that were reinvested at higher yields, which will have a positive effect on interest income on investments in debt securities going forward.

The Ps 53.1 billion increase in share of profit of equity accounted investees, net of tax (equity method) was mainly driven by an increase in Promigas’ investments in associates in the gas distribution business and an increase in Aerocali (airport concession in Cali) which recovered from the negative impact of travel restrictions in place throughout the pandemic. Other equity accounted investees such as Nexa BPO, Extrucol and Concesionaria Tibitoc contributed to the increase in equity method. The Ps 40.4 billion decrease in dividends was mainly driven by a Ps 45.2 billion extraordinary dividend declared in September 2021 by Grupo Energía de Bogotá (GEB).

Other expenses

	Year ended December 31,		Change, 2022 vs. 2021
	2022	2021	#	%

	(in Ps billions)
Personnel expenses	(123.1)	(108.0)	(15.1)	14.0
Administrative and other expenses	(126.7)	(100.6)	(26.1)	25.9
Depreciation and amortization	(11.5)	(9.4)	(2.1)	21.8
Impairment loss on other assets	(0.0)	(59.2)	59.2	N.A.
Net loss from liquidation of subsidiaries	(0.1)	(22.0)	21.9	N.A.
Other	(28.2)	(30.9)	2.8	(8.9)
Other expenses	(289.5)	(330.1)	40.6	(12.3)

Other expenses decreased 12.3% or Ps 40.6 billion. The Ps 59.2 billion decrease in impairment loss on other assets was driven by a Ps 56.8 billion provision recognized by Corficolombiana on its investment in Covipacífico due to excess costs expected to be incurred on the Pacífico 1 project in 2021. The Ps 21.9 billion decrease in net loss from liquidation of subsidiaries results from expenses recognized by Leasing Corficolombiana in 2021, which was liquidated in 2022. The Ps 26.1 billion increase in administrative and other expenses is explained by consultancy, audit and other fees. The increase in personnel expenses results from a 11.8% or Ps 12.6 billion increase in salaries and employee benefits and a Ps 2.5 billion increase in labor severances and bonus plan payments. Corficolombiana recognized a Ps 24.0 billion expense under other reflecting a donation made to Centro de Tratamiento e Investigación del Cáncer – CTIC (Cancer Treatment and Research Center).

Tax expense

Income tax expense for Corficolombiana increased by Ps 277.2 billion, or 18.8%, to Ps 1,753.7 billion in 2022. Corficolombiana’s effective tax rate, calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 48.4% in 2022 and 50.4% in 2021.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in Corficolombiana increased by 0.4%, or Ps 2.3 billion to Ps 573.3 billion in 2022. The ratio of net income attributable to non-controlling interest to net income decreased to 24.9% in 2022 from 30.9% in 2021. The increase in this ratio is mainly attributable to (i) higher net income from the infrastructure sector where Corficolombiana holds low minority interests and (ii) a 9.1% decrease in net income from Promigas where Corficolombiana holds a 48.1% minority interest.

B.          Liquidity and capital resources

The following table sets forth our sources of liquidity and capital resources at the dates indicated.

	At December 31,
	2022	2021(1)

	(in Ps billions)
Liabilities and equity:
Trading liabilities	1,757.6	1,049.9
Hedging derivatives liabilities	3.6	55.8
Customer deposits	173,341.1	234,470.4
Interbank borrowings and overnight funds	9,087.9	10,672.4
Borrowings from banks and others	30,309.4	27,124.7
Bonds issued	28,362.2	32,257.9
Borrowings from development entities	4,357.3	3,227.3
Provisions	1,227.2	1,150.3
Income tax liabilities	5,291.5	4,714.7
Employee benefits	890.0	1,163.1
Other liabilities	10,141.8	11,545.8
Total liabilities	264,769.6	327,432.3
Equity attributable to owners of the parent	16,467.0	23,013.7
Non-controlling interest	14,354.7	16,458.0
Total equity	30,821.7	39,471.6
Total liabilities and equity	295,591.2	366,903.9
(1)	Figures at December 31, 2021 include Ps 100,439.2 billion of total liabilities from BHI that were consolidated by Grupo Aval prior to the spin-off in March 2022.

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

	At December 31, 2022
	Grupo Aval entities
	Banco de	Banco de	Banco	Banco AV			Grupo Aval
	Bogotá	Occidente	Popular	Villas	Porvenir	Corficolombiana	consolidated
Tangible equity ratio(1)	10.5%	7.9%	9.0%	8.8%	66.2%	26.9%	9.1%
CET1 ratio	10.1%	10.2%	11.5%	10.9%	N.A.	47.5%	—
AT1 ratio	0.0%	0.0%	0.0%	0.0%	N.A.	0.0%	—
Tier 1 ratio(2)	10.1%	10.2%	11.5%	10.9%	N.A.	47.5%	—
Tier 2 ratio(3)	3.0%	1.9%	0.8%	0.2%	N.A.	0.0%	—
Solvency ratio(4)	13.1%	12.2%	12.3%	11.1%	22.5%	47.3%	—

Source: Company calculations based on each entity’s respective financial statements for the period indicated.

(1)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights). See “Item 3. Key Information—A. Selected financial data— Ratios and Measures of Financial Performance”.
(2)	Tier 1 ratio is calculated as the sum of CET1 and AT1 divided by risk-weighted assets.
(3)	Tier 2 ratio is calculated as Tier 2 capital divided by risk-weighted assets.
(4)	Solvency ratio is calculated as technical capital (net of deductions from technical capital) divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital Adequacy Requirements”.

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

The following table summarizes Grupo Aval’s consolidated funding structure at the dates indicated.

	At December 31,
	2022	2021(1)

	(in Ps billions)
Customer deposits	173,341.1	234,470.4
Interbank borrowings and overnight funds	9,087.9	10,672.4
Borrowings from banks and others	30,309.4	27,124.7
Bonds issued	28,362.2	32,257.9
Borrowings from development entities	4,357.3	3,227.3
Total funding	245,457.9	307,752.7
(1)	Figures at December 31, 2021 include Ps 96,599.6 billion of total funding from BHI that was consolidated by Grupo Aval prior to the spin-off in March 2022.

Total funding decreased by 20.2% between December 31, 2022 and December 31, 2021 mainly as a result of the spin-off of BHI. Funding of our continuing operations increased 16.2% between December 31, 2022 and December 31, 2021 mainly due to an increase in customer deposits and borrowings from banks and others.

The following analysis will focus on the changes of our continuing operations. Between December 31, 2022 and December 31, 2021, borrowings from banks and others, customer deposits and borrowings from development entities as a percentage of total funding increased by 380 basis points, 48 basis points and 25 basis points to 12.3%, 70.6% and 1.8%, respectively. Bonds issued and interbank borrowings and overnight funds as a percentage of total funding decreased by 337 basis points and 117 basis points to 11.6% and 3.7%, respectively.

Our Colombian funding base also benefits from the highest available local credit ratings for each of our four Colombian banking subsidiaries and each of Corficolombiana and Porvenir, as assigned by BRC Investor Services S.A., an affiliate of Standard & Poor’s Investors Services LLC, or “S&P”. Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V.

The following table presents Grupo Aval’s and its direct subsidiaries international and local ratings as issuers.

		International			Local
					Fitch	BRC		Outlook	Outlook
			Fitch	Standard	Ratings	Standard	Outlook	Fitch	Standard
		Moody's	Ratings	& Poor's	Nacional	& Poor's	Moody’s	Ratings	& Poor's
Grupo Aval	Foreign currency - Long term	Ba2	BB+				Negative	Stable
	Local currency - Long term	Ba2	BB+			AAA
Banco de Bogotá	Foreign currency - Long term	Baa2	BB+	BB+			Stable	Stable	Stable
	Foreign currency - Short term	P-2	B	B
	Local currency - Long term	Baa2	BB+	BB+		AAA	Stable	Stable	Stable
	Local currency - Short term	P-2	B	B		BRC1+
Banco de Occidente	Foreign currency - Long term		BB+					Stable
	Foreign currency - Short term		B
	Local currency - Long term		BB+		AAA	AAA		Stable
	Local currency - Short term		B		F1+	BRC1+
Banco Popular	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Banco AV Villas	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Corficolombiana	Foreign currency - Long term		BB+					Stable
	Foreign currency - Short term		B
	Local currency - Long term		BB+		AAA	AAA
	Local currency - Short term		B		F1+	BRC1+

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

The following tables present our consolidated funding from deposits at the dates indicated.

	At December 31,
	2022	2021(1)

	(in Ps billions)
Interest-bearing customer deposits:
Checking accounts	6,236.6	34,059.8
Time deposits	72,273.7	85,530.2
Savings deposits	74,293.9	89,097.1
Total interest-bearing customer deposits	152,804.2	208,687.2
Non-interest-bearing customer deposits:
Checking accounts	19,695.4	25,166.1
Other deposits(2)	841.5	617.2
Total non-interest-bearing customer deposits	20,536.9	25,783.3
Total customer deposits	173,341.1	234,470.4
(1)	Figures at December 31, 2021 include Ps 86,371.9 billion of total customer deposits from BHI that were consolidated by Grupo Aval prior to the spin-off in March 2022.
(2)	Consists of deposits from correspondent banks, cashier checks and collection services.

Checking accounts. Our consolidated balance of checking accounts was Ps 25,932.1 billion at December 31, 2022 and Ps 59,225.8 billion at December 31, 2021, representing 10.6% and 19.2% of total funding, respectively. Figures at December 31, 2021 include Ps 33,027.8 billion of total checking accounts from BHI that were consolidated by Grupo Aval prior to the spin-off in March 2022. For our continuing operations, the balance of checking accounts was Ps 25,932.1 billion at December 31, 2022 and Ps 26,198.0 billion at December 31, 2021, representing 10.6% and 12.4% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 72,273.7 billion at December 31, 2022 and Ps 85,530.2 billion at December 31, 2021, representing 29.4% and 27.8% of total funding, respectively. Figures at December 31, 2021 include Ps 33,101.6 billion of total time deposits from BHI that were consolidated by Grupo Aval prior to the spin-off in March 2022. For our continuing operations, the balance of time deposits was Ps 72,273.7 billion at December 31, 2022 and Ps 52,428.7 billion at December 31, 2021, representing 29.4% and 24.8% of total funding, respectively.

The following table presents time deposits held by amount and maturity for deposits at the date indicated.

	At December 31, 2022
	Peso-	Foreign currency-
	denominated	denominated	Total

	(in Ps billions)
Domestic
Up to 3 months	11,660.4	3,325.6	14,986.1
From 3 to 6 months	7,730.9	4,046.5	11,777.4
From 6 to 12 months	12,842.7	1,847.8	14,690.4
More than 12 months	11,585.6	172.9	11,758.5
Time deposits less than U.S.$100,000(1)	8,063.5	381.0	8,444.4
Total domestic	51,883.1	9,773.8	61,656.9

Foreign	—	10,616.8	10,616.8
Total time deposits	51,883.1	20,390.6	72,273.7
(1)	Equivalent to Ps 481.0 million at the representative market rate at December 31, 2022 of Ps 4,810.20 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 74,293.9 billion at December 31, 2022 and Ps 89,097.1 billion at December 31, 2021, representing 30.3% and 29.0% of total funding, respectively, in each of those years. Figures at December 31, 2021 include Ps 19,898.7 billion of total savings deposits from BHI that were consolidated by Grupo Aval prior to the spin-off in March 2022. For our continuing operations, the balance of time deposits was Ps 74,293.9 billion at December 31, 2022 and Ps 69,198.4 billion at December 31, 2021, representing 30.3% and 32.8% of total funding, respectively.

Other deposits. Our consolidated balance of other deposits, which consist mainly of deposits from correspondent banks, cashier checks and collection services, was Ps 841.5 billion at December 31, 2022 and Ps 617.2 billion at December 31, 2021, representing 0.3% and 0.2%, respectively. Figures at December 31, 2021 include Ps 343.9 billion of total of other deposits from BHI that were consolidated by Grupo Aval prior to the spin-off in March 2022. For our continuing operations, the balance of other deposits was Ps 841.5 billion at December 31, 2022 and Ps 273.3 billion at December 31, 2021, representing 0.3% and 0.1% of total funding, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 9,087.9 billion at December 31, 2022 and Ps 10,672.4 billion at December 31, 2021, representing 3.7% and 3.5% of total funding, respectively. Figures at December 31, 2021 include Ps 394.4 billion of total interbank borrowings and overnight funds from BHI that were consolidated by Grupo Aval prior to the spin-off in March 2022. For our continuing operations, the balance of interbank borrowings and overnight funds was Ps 9,087.9 billion at December 31, 2022 and Ps 10,278.1 billion at December 31, 2021, representing 3.7% and 4.9% of total funding, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings at and for the year ended December 31, 2022.

	At and for the year ended December 31,
	2022
		Nominal
		weighted
		average
	Amount	rate

	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	9,087.9	—
Average during period	10,536.8	6.4%
Maximum amount of borrowing at any month-end	12,181.3	—
Interest paid during the period	678.1	—

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

Borrowings from banks and others. Our consolidated balance of borrowings from banks and others was Ps 30,309.4 billion at December 31, 2022 and Ps 27,124.7 billion at December 31, 2021, representing 12.3% and 8.8% of total funding requirements, respectively. Figures at December 31, 2021 include Ps 9,080.1 billion of total borrowings from banks and others from BHI that were consolidated by Grupo Aval prior to the spin-off in March 2022. For our continuing operations, the balance of borrowings from banks and others was Ps 30,309.4 billion at December 31, 2022 and Ps 18,044.6 billion at December 31, 2021, representing 12.3% and 8.5% of total funding, respectively.

Borrowings from development entities. Borrowings from development entities are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding traditionally has fully matched maturities and interest rates with related loans, and thus have no effect on NSFR, totaled Ps 4,357.3 billion at December 31, 2022 and Ps 3,227.3 billion at December 31, 2021, representing 1.8% and 1.0% of total funding requirements, respectively. At December 31, 2021 there were not borrowings from development entities from BHI that were consolidated by Grupo Aval.

Bonds issued. Grupo Aval and its subsidiaries issue bonds in the Colombian and international markets. Our consolidated balance of bonds issued outstanding was Ps 28,362.2 billion at December 31, 2022 and Ps 32,257.9 billion at December 31, 2021, representing 11.6% and 10.5% of total funding requirements, respectively. Figures at December 31, 2021 include Ps 753.2 billion of total bonds issued from BHI that were consolidated by Grupo Aval prior to the spin-off in March 2022. For our continuing operations, the balance of bonds issued was Ps 28,362.2 billion at December 31, 2022 and Ps 31,504.7 billion at December 31, 2021, representing 11.6% and 14.9% of total funding, respectively. The main driver for the decrease in the balance was the maturity on September 26, 2022 of Grupo Aval Limited’s U.S.$1.0 billion 2012 senior bond issuance.

We and our subsidiaries have also issued bonds in pesos and US$ in the local and international markets. The following bond issuances were placed in the market in 2022:

	Issuance	Amount
Issuer	date	(in Ps billion)	Expiration date	Interest rate
Banco Popular	2022	490.8	March 2024 and 2027	Fixed 10.20%;CPI + 3.84% and IBR 2.68%

	Issuance	Amount
Issuer	date	(in Ps billion) (1)	Expiration date	Interest rate
Multibank Inc.	2022	222.4	January 2023 and December 2032	Fixed 2.0% to 7.25%

(1)	Translated to pesos using the representative market rate as computed and certified by the Superintendency of Finance at the date of each issuance.

Amounts referred to in the table above reflect the gross amounts issued by each issuer. These are subject to eliminations in the consolidation process if an entity consolidated by Grupo Aval is a bondholder of the issuance.

Capital expenditures

Grupo Aval incurred in Ps 365.6 billion of net capital expenditures in tangible assets in 2022, as compared to Ps 530.7 billion in 2021.

Off-balance sheet arrangements

In the ordinary course of business, our banking subsidiaries have entered into various types of off-balance sheet arrangements, including credit lines, letters of credit and financial guarantees. Our banking subsidiaries utilize these instruments to meet their customers’ financing needs. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the entire commitment or our bank fulfill its entire obligation under the guarantees, and the counterparty subsequently fails to perform according to the terms of the contract. Our banking subsidiaries may hold cash or other liquid collateral to support these commitments, and they generally have legal recourse to recover amounts paid but not recovered from customers under these instruments. Most of these commitments and guarantees expire undrawn. As a result, the total contractual amount of these instruments may not represent our banking subsidiaries’ future credit exposure or funding requirements under normal circumstances. In addition, some of these commitments, primarily those related to consumer financing, are cancelable by our banks upon notice.

The following table presents the maximum potential amount of future payments under these instruments and other contingencies at the dates presented for Grupo Aval on a consolidated basis.

	At December 31,
	2022	2021

Grupo Aval	(in Ps billions)
Unused credit card limits	11,861.4	29,541.9
Issued and confirmed letters of credit	1,191.7	2,198.7
Unused lines of credit	6,610.9	5,894.6
Bank guarantees	4,686.1	3,603.9
Approved credits not disbursed	5,037.9	5,098.8
Civil demands against our banks	755.7	16.1
Other	3,585.2	3,859.4
Total	33,728.9	50,213.3
(1)	Figures at December 31, 2021 include Ps 22,850.4 billion of off-balance sheet arrangements from BHI that were consolidated by Grupo Aval prior to the spin-off in March 2022.

Contractual obligations

The following tables present our contractual obligations at December 31, 2022.

	At December 31, 2022
	Payments due by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	Grupo Aval (in Ps billions)
Liabilities:
Long-term debt obligations	28,362.2	5,723.6	3,461.7	8,124.9	11,052.0
Time deposits	72,273.7	55,681.0	13,235.4	2,059.7	1,297.7
Long-term borrowings from banks and others	30,309.4	20,081.7	2,830.3	3,668.0	3,729.4
Interbank and overnight funds	9,087.9	9,087.9	—	—	—
Borrowings from development entities	4,357.3	1,062.0	2,092.7	612.0	590.5
Employee benefit plans	890.0	501.8	134.8	58.1	195.2
Other liabilities	10,141.8	8,386.9	1,526.3	196.6	32.0
Total	155,422.3	100,525.0	23,281.2	14,719.3	16,896.8

See Note 21 to our audited consolidated financial statements at December 31, 2022.

C.         Research and development, patents and licenses, etc.

N/A.

D.          Trend information

During 2022, Grupo Aval’s banking operation contributed 67.1% of its attributable net income, its merchant bank business contributed 28.2% and its pension fund business the remaining 4.7%. Given the impact of BHI’s spin-off on our audited consolidated financial statements, the following analysis will refer to the trend information of our continuing operations.

In terms of continuing operations, Grupo Aval’s banking operation contributed 56.7% of its attributable net income, its merchant bank business contributed 37.1% and its pension fund business the remaining 6.2%. The contribution to continuing operations of our banking operation remained relatively stable as compared to 56.7% in 2021, experiencing pressures from the sharp increase in reference rates and competition for funding driven by more demanding NSFR requirements. These elements drove the decrease in net interest margins (NIM) of our retail loans and debt securities investment portfolios, which are mostly at fixed interest rates.

Gross loans grew 18.1% in 2022. Commercial loans grew 18.3%, consumer loans grew 17.0%, mortgage loans grew 21.8%, and microcredit loans decreased 15.7%. Stronger origination activity as compared to 2021 drove the performance of our loan portfolios. The 20.8% annual depreciation of the Peso contributed to growth in our foreign currency denominated loans.

Net interest margin (NIM) for 2022 decreased by 69 basis points to 3.8% mainly as a result of the accelerated transmission of the Central Bank’s contractionary monetary policy into funding that was partially offset by higher yields of our interest-earning assets. This situation led to a 62 basis points decrease in the spread between our interest-earning assets and our interest-bearing liabilities.

Inflationary pressures remained high around the globe in the last months of 2022. Although inflation has started to recede in most countries during the first months of 2023, in Colombia 12-month inflation of 13.34% in March 2023 was slightly higher than the 13.12% mark in December 2022. Monthly inflations of 1.78% in January, 1.66% in February and 1.05% in March took year to date inflation at March 2023 to 4.56%. As a result of these inflationary pressures, the Central Bank increased its benchmark interest rate by 75 basis points in January 2023 and 25 basis points in March 2023 to 13.0%. Our economic analysts’ estimate the Central Bank rate could further increase to 13.25%, remain at that level until August and start trending down to 11.0% at year-end 2023.

More Stringent NSFR requirements distorted the market for deposits throughout 2022 as banks competed for marginal funding to comply with more demanding regulation that started to apply on March 31, 2023. Historically, the average spread between time deposits and the Colombian sovereign curve (cero coupon) was close to 100 basis points, with variances depending on maturity. In March 2022, banks started to compete for this type of funding to strengthen NSFR metrics, which drove an increase of this spread to close to 190 basis points in the second quarter of 2022, 290 basis points in the third quarter, 370 in the fourth quarter. The spread reached a maximum of 500 basis points by mid-January 2023. Nonetheless, as banks accommodated to NSFR metrics competition winded down during February 2023; as a result, the spread has dropped to levels below 200 basis points in March 2023.

We anticipate NIM of our banking operations will remain under pressure during the first half of 2023 and start progressively increasing towards the second half of the year with diverging trends between commercial and retail loans (consumer, mortgages and microcredit) and fixed income investments. Commercial gross loans represent 57.5% of our gross loan portfolio, of which 85.2% is variable rate mostly referenced either to the 3-month inter-bank rate (IBR) or the 90-day time deposit rate (DTF) that moves in tandem with the benchmark rate. In contrast consumer gross loans are mainly fixed rate.

Cost of risk net of recoveries was 1.5% for 2022, 36 basis points lower than in 2021. Grupo Aval’s cost of risk improved driven by the decrease in expected credit losses (ECL) resulting from stronger economic activity. Asset quality, as measured by gross loans classified as Stage 1 improved to 87.2% in 2022 from 81.7% in 2021.

Net trading income on investments evidenced raising interest rate environment and the volatile performance of international fixed income and equity markets throughout the year, as it reflected losses during the first three quarters and a positive result in the last quarter of the year. Net trading income from derivatives was stronger in 2022 than in 2021, although offset by a decrease of foreign exchange gains (losses). The result of both operations was negatively impacted by the increase in forward rates to hedge the Peso exchange rate.

Grupo Aval continued to focus part of its efforts on a rigorous control of operating expenses growth in 2022. Other expenses grew 9.3% as compared to 2021 with headwinds coming from increases in operating taxes in 2022, that amounted to 2.8 percentage points of overall other expense growth. The continued progress of our digital efforts and cost control initiatives across our subsidiaries also contributed to this improvement. Some initiatives include (i) reformatting and closure of branches, (ii) business process optimizations, (iii) a migration of transactions to digital channels and (iv) an ATM network optimization.

During 2022, Grupo Aval’s merchant banking business reflected a strong contribution from Corficolombiana’s infrastructure projects and its energy and gas business. Consolidated gross income from sales of goods and services increased Ps 1,446.2 billion or 46.7% to Ps 4,545.1 billion. Partially offsetting this performance, our non-financial subsidiaries experienced the negative impact from increases in funding rates (recorded under net interest income) and the net effect of the increase in forward rates (recorded under net trading income from derivatives under net trading income and foreign exchange gains (losses), net under other income). Net interest expense contributed by our non-financial subsidiaries increased Ps 151.8 billion to a Ps 434.6 billion net interest expense and the net loss from derivatives and foreign exchange gains (losses), net contributed by our non-financial subsidiaries increased Ps 511.1 billion to a Ps 587.5 billion net loss. Results of operations of Grupo Aval’s non-financial entities for 2023 are expected to be lower than in 2022, given that Coviandina completed the construction phase in 2022, the construction of Covioriente will continue to progress and Covipacifico will approach completion.

The pension fund business reflected the negative effects of capital markets performance on its stabilization reserve and the increase in life and disability insurance premiums on mandatory pension fee income. These were partially offset by a positive evolution in employment metrics and the number of clients that mitigated the increase in insurance premiums on fee income. Porvenir’s clients for mandatory, voluntary and severance funds at December 31, 2022 were 16.6 million (5.6% more customers than the 15.8 million customers at December 31, 2021). This result was driven by (i) an increase of 611.6 thousand clients to Porvenir’s mandatory pension fund to 11.3 million (a 5.7% increase) and an increase of 243.6 thousand clients to severance funds to 5.1 million (a 5.0% increase).

Grupo Aval’s future results will be driven by the performance of our banking operations and thus will depend on how credit volumes, net interest margin, cost of risk and overall expenses behave. Results from our investments in the non-financial sector will be highly reliant on how investments in the infrastructure (construction progress, inflation and Peso exchange rate) and in energy & gas (distribution volumes and prices) sectors perform. These results will be affected in a lesser magnitude, by the performance of the hospitality, agribusiness and other sectors. Porvenir’s results for the year 2023 will greatly depend on the final Law approved by congress which intends to modify Colombia’s pension system (pension reform). For information on the bill submitted to Congress please see “Item 3. Key Information—D. Risk Factors—Risks relating to our pension and severance fund management business—Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.”.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and senior management

Board of Directors

The Board of Directors of Grupo Aval is composed of seven principal members and seven alternate members, each of whom serves a one-year term and may be reelected indefinitely. The term for the current directors expires on March 31, 2024.

The current members of the Board of Directors were appointed at a shareholders’ meeting held on March 30, 2023. The following table presents the names of the current principal and alternate members of the Board of Directors.

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

Biographical information of the principal members of our Board of Directors and the secretary of our board is set forth below. Ages of members of our Board of Directors throughout this annual report are as of April 10, 2023.

Luis Carlos Sarmiento Angulo, age 90, has served as the Chairman of the Board of Directors of Grupo Aval since 1999. Mr. Sarmiento Angulo is the founder and controlling shareholder of Grupo Aval and, since 1985, has served as a member of the Board of Directors of Organización Luis Carlos Sarmiento Angulo Ltda., an affiliate of our controlling shareholder. Since 2010 he has served as principal member of the Board of Directors of Casa Editorial El Tiempo and of CEET TV. He also serves as Chairman of the Board of Directors of the following not-for-profit entities: Fundación Grupo Aval, Fundación Luis Carlos Sarmiento Angulo, and Fundación Centro de Tratamiento e Investigación del Cáncer—“CTIC”. He is supporting, among other initiatives, the CTIC, Corporación Excelencia en la Justicia, and Fundación para el Futuro de Colombia—Colfuturo. He holds a degree in Civil Engineering from Universidad Nacional de Colombia. He is the father of the President of Grupo Aval, Mr. Luis Carlos Sarmiento Gutiérrez. Mr. Sarmiento Angulo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Alejandro Figueroa Jaramillo, age 81, has served as a principal member on the Board of Directors of Grupo Aval since 1999. Mr. Figueroa Jaramillo has been the President of Banco de Bogotá since 1988. He has been employed with Banco de Bogotá since 1973, where he also served as Executive Vice President and Vice President of Finance. He is the Chairman of the Board of Directors of Porvenir and has been a board member of Porvenir since 1991. He has also been a member of the Board of Directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011 and of Asociación Bancaria de Colombia - Asobancaria. He previously served as Vice-Minister and Deputy Minister of Economic Development of Colombia. He holds a degree in Civil Engineering from Facultad de Minas de la Universidad Nacional in Antioquia and a Master of Arts degree and PhD candidate in Economics from Harvard University. Mr. Figueroa Jaramillo’s business address is Calle 35 No. 7-47, Bogotá, D.C., Colombia.

María Lorena Gutiérrez Botero, age 54, has served as President of Corficolombiana since August, 2018. Ms. Gutiérrez previously served as Minister of Commerce, Industry and Tourism from 2017 to 2018, Ambassador of Colombia in Germany from 2016 to 2017 and Minister to the Presidency from 2010 to 2016. She has also served in the past as Dean of the Business School at Universidad de Los Andes from 2003 to 2010. Ms Gutiérrez served as a member on the Board of Directors of Grupo Aval, Promigas, Proindesa, Fiduciaria Corficolombiana, Gas Comprimido del Perú, Gases del Caribe She holds a degree in Industrial Engineering with a specialization in finance from Universidad de los Andes, a Master of Business Administration (MBA) and a PhD in Finance from the A.B. Freeman School of Business at Tulane University. Her principal business address is Carrera 13 No. 26-35, Bogotá, D.C., Colombia.

Álvaro Velásquez Cock, age 83, has served as a principal member of the Board of Directors of Grupo Aval since 2013 and previously as an alternate member thereof since 2008. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendence of Finance. He has been a member of the Board of Directors of Banco de Bogotá since 2001, of Banco de Bogotá—Panamá since 1984, of Corficolombiana since 1992, of Unipalma since 1996 and of BAC entities since 2011. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Fabio Castellanos Ordóñez, age 66, has served as a principal member of the Board of Directors of Grupo Aval since March 2018 and previously as an alternate member since September 2015. He was, until 2020 the local representative in Colombia of AMF (Ascending Markets Financial Guaranty Corporation) and has previously acted as Chief Country Officer and Executive Director of ABN-AMRO Bank (Colombia) S.A., The Royal Bank of Scotland (Colombia) S.A., Scotiabank Colombia S.A. and Vice President and Corporate Finance Executive of the Representative Office in Colombia, New York and Argentina of The Chase Manhattan Bank, N.A for 22 years. Mr. Castellanos serves as member of the Board of Directors of Ignacio Gómez IHM S.A. He holds a degree in Business Administration from California State Polytechnic University and a Master’s Degree in Management in the Network Economy from Universitá Cattolica del Sacro Cuore. Mr. Castellanos Ordóñez’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Miguel Largacha Martínez, age 59, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., and held other positions within BBVA Colombia S.A., including Executive Vice President and Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the Board of Directors of Fundación Grupo Aval since 2011. He holds a law degree from Universidad Javeriana and has further completed graduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 27-75, Bogotá, D.C., Colombia.

Esther América Paz Montoya, age 68, has served as a principal member on the Board of Directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the Board of Directors of Agremiación Cívica Centro Internacional San Diego S.A. and Admincentros. She holds a degree in Business Administration from the Universidad del Valle and graduate studies in finance from Universidad de Los Andes. Ms. Paz Montoya’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Biographical information of the alternate members of our Board of Directors is set forth below.

Mauricio Cárdenas Müller, age 53, has served as an alternate member of the Board of Directors of Grupo Aval since 2015. Previously, he served as a principal member on the Board of Directors of Grupo Aval from 2010 until 2014, and as an alternate member thereof since 2002 until 2010. Mr. Cárdenas Müller has acted as chief advisor to Luis Carlos Sarmiento Angulo since 2004. He is a member of the Board of Directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. since 2014, and previously served from 2002 until 2011. He has also served as a member of the Board of Directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, of Porvenir since 2008, and of Casa Editorial El Tiempo since 2011. Mr. Cárdenas holds a degree in Electronic Engineering from Universidad Javeriana and a MBA from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá, D.C., Colombia.

Carlos Eduardo Upegui Cuartas, age 61, has served as an alternate member of the Board of Directors of Grupo Aval since March 26, 2021 and principal member of the Board of Directors of Corficolombiana and of Asociacion Bancaria de Colombia - Asobancaria. Mr. Upegui Cuartas has been President of Banco Popular since June 2014 and previously acted as its Executive Vice-president. Previously he was legal representative of Ripley Compañía de Financiamiento S.A. from 2012 to 2014 and President of BCSC S.A. from 2009 to 2012. He has also served in the past as member of the Board of Directors in several financial entities including Metlife Colombia Seguros de Vida S.A., Titularizadora Colombiana S.A., Depósito Centralizado de Valores de Colombia—Deceval S.A. He holds a degree in business administration with graduate studies in markets from Universidad de los Andes. His business address is Calle 17 No. 7-43, Bogotá, D.C., Colombia.

Juan Camilo Ángel Mejía, age 57, has served as an alternate member on the Board of Directors of Grupo Aval since 2008. Mr. Ángel Mejía has been the President of Banco AV Villas since 2007, and previously acted as its Vice President of Credit and Portfolio, Vice President of Asset Regularization and Vice President of Real Estate. Previously he was an advisor in the Offerings Department of Banco Central Hipotecario and Project Manager in the Capital Markets division of Corfinsura. He has also been a member of the Board of Directors of Asociación Bancaria de Colombia - Asobancaria since 2007, of Titularizadora Colombiana S.A. since 2008 and of Fundación Grupo Aval since 2011. He holds a degree in Civil Engineering from the Universidad de Medellín with graduate studies in finance from Universidad Eafit. Mr. Ángel Mejía’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Ana María Cuéllar de Jaramillo, age 69, has served as an alternate member of the Board of Directors of Grupo Aval since 2012 and Banco de Bogotá since 2007 and also serves as a member of the Board of Directors of Biomax S.A. Ladrillera Santa Fe S.A. and of BAC entities since 2011. Ms. Cuéllar de Jaramillo is an independent consultant who specializes in systems and procedures for financial control and has formerly served as Director of the Dirección de Impuestos y Aduanas Nacionales DIAN and in several positions in Citibank. She holds a degree in accounting from Universidad Jorge Tadeo Lozano. Ms. Cuéllar de Jaramillo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luis Fernando López Roca, age 66, has served as an alternate member on the Board of Directors of Grupo Aval since March 23, 2018. Dr. López Roca is a partner of López Montealegre Abogados S.A., Director of the Financial Law Department at Universidad Externado de Colombia, Alternate Judge of the Constitutional Court for the 2018-2021 period and arbitrator. Dr. López Roca has acted as Superintendent of Securities, President of the Colombian Association of Commercial Financing Companies, and Advisor to the Inter-American Development Bank. He also held several positions in the Superintendency of Corporations, the Chamber of Commerce of Bogotá and the Superintendency of Banks (Superintendency of Finance). Dr. López Roca holds a Law Degree and PhD from Universidad Externado de Colombia, with an LLM in International Business Law at Universidad Francisco Vitoria and graduate studies in Economic, Commercial and Financial law at Universidad Externado de Colombia and Universidad de los Andes. Dr. López Roca’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

César Prado Villegas, age 51, has served as President of Banco de Occidente since September 2018 and as member of the Board of Directors of Grupo Aval since March 29, 2019 and also as a member of the Board of Directors of Corficolombiana since March 2019 and Fiduciaria de Occidente since March 2020. Mr. Prado previously served as Administrative Vice-president of Banco de Bogotá from April to September 2018, President of Fiduciaria Bogotá from 2010 to 2018 and Superintendent of Finance from 2007 to 2008. He holds a law degree from Universidad del Rosario, a graduate degree in commercial law from Universidad de los Andes and a LLM from The London School of Economics. His business address is Carrera 4 No. 7-61, Cali, Colombia.

Germán Villamil Pardo, age 63, has served as an alternate member on the Board of Directors of Grupo Aval since 2010 and previously as a principal member thereof since 2006. Mr. Villamil Pardo is a partner of Gómez Pinzón Abogados S.A. He has served as a member of the Board of Directors of Gómez Pinzón Abogados S.A. since 1997. Mr. Villamil Pardo formerly served as a member of the board of Inversiones Inmobiliarias Arauco Alameda S.A.S and Inversiones Inmobiliarias Barranquilla Arauco S.A.S. He previously held several positions in the Ministry of Finance of Colombia as well as in Banco de la República. He holds a law degree with graduate studies in tax law from the Universidad de los Andes. Mr. Villamil Pardo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luis Fernando Pabón Pabón, age 64, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the Board of Directors of Banco AV Villas since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007, of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006 and of Casa Editorial El Tiempo and CEET TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and graduate studies in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Executive officers

The executive officers of Grupo Aval are responsible for the day-to-day management of our company. The following table lists the names and positions of our executive officers and the presidents of our banking subsidiaries, Corficolombiana and Porvenir. Certain of our executive officers are also members of the boards of directors of our subsidiaries.

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

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 10, 2023.

Luis Carlos Sarmiento Gutiérrez, age 61, has served as President of Grupo Aval since 2000. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He has been the Chairman of the Board of Directors of Banco de Bogotá since 2004 and of Corficolombiana since 2006. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a MBA with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Diego Fernando Solano Saravia, age 57, has served as Chief Financial Officer since 2010, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. He previously served as associate principal at McKinsey & Co. and Corporate Banking Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a MBA from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rodolfo Vélez Borda, age 58, has served as Chief of Information Technology at Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He has been a member of the Board of Directors of Fondo de Empleados FEVI since 2012, ACH Colombia S.A. since 2006 and A Toda Hora S.A. (“ATH”) since 2005. He holds a degree in Systems Engineering from the Universidad de Los Andes, graduate studies in Telecommunications from the Universidad de Los Andes and a Business Management specialty from Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rafael Eduardo Neira Torres, age 65, has served as Chief of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Superintendent of Finance, and formerly as Adjunct Superintendent, at the Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in Accounting from the Universidad Jorge Tadeo Lozano and graduate studies in Banking Management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Jorge Adrián Rincón Plata, age 43, has served as our Chief Legal Officer since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Eduardo Duque Suárez, age 57, joined as Chief Risk Officer on March 2022. Previously, he served as Mexico and Latam Global Functions Independent Compliance Risk Management Head in Citi, Regional ICG Risk Manager Senior Credit officer Level 2 for Colombia, Ecuador, Ecuador and Venezuela, Risk Manager Country Officer Chile, Perú and Bolivia, Deputy Country Credit Risk Manager and Vice-president Emerging Markets Corporate Banking EMCB – Institutional Client Group. He also worked as Director in Waventure S.A. de C.V in Mexico, Director in NM Rothschild & Sons Mexico, Assistant Director in NM Rothschild & Sons Colombia and Assistant Director in Deutsche Morgan Grenfell Group Public Limited Company from 1997 to 2005. He holds a degree in Economics and a MSc in Economics from Universidad de Los Andes. Mr. Duque Suarez’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

María Edith González Flórez, age 64, has served as Vice President of Accounting since 2010, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and graduate studies in finance from Universidad ICESI. Ms. González Flórez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

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

For the April 1, 2022 to March 31, 2023 period, the Board of Directors and the audit committee’ session fee per member was Ps 3,000,000 per meeting. For the April 1, 2023 to March 31, 2024 period, the Board of Directors and the audit committee’ session fee per member is Ps 3,400,000 per meeting.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information prior to our general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, which we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 54.5 billion in 2022. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain goals, and, therefore, the amounts paid may vary for each officer.

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

Committees of the Board of Directors

Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee and a nominating/corporate governance committee, each with a written charter addressing certain minimum specified duties, and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules promulgated by the NYSE and, in the case of the audit committee, the NYSE and the SEC. We have established an audit committee, a corporate matters committee, compensation committee and risk committee as further described below.

Audit committee

Our audit committee is composed of three members, appointed by the Board of Directors: Esther América Paz Montoya, Álvaro Velásquez Cock and Fabio Castellanos Ordóñez. Fabio Castellanos Ordóñez is the financial expert on the audit committee. All members of our audit committee are independent under the NYSE and SEC corporate governance rules applicable to us. Company officers are not members of the audit committee; however, the meetings and work product of the audit committee are supported by reports and presentations by company officers. Pursuant to Colombian Securities regulation (Law 964 of 2005), the audit committee has a charter approved by the Board of Directors, which sets forth the main aspects related to the operation of such committee, including, among others, its composition and duties. The audit committee charter addresses various corporate governance subjects. Our external auditor KPMG, as our independent registered public accounting firm, is invited to attend all meetings of the audit committee. Pursuant to Colombian law, the audit committee must meet at least quarterly.

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

Corporate matters committee

Our corporate matters committee is composed of three members, appointed by the Board of Directors: Esther América Paz Montoya, Álvaro Velásquez Cock and Fabio Castellanos Ordóñez. The corporate matters committee is responsible for overseeing the activities executed by the internal control of Grupo Aval and its subsidiaries.

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

Risk Committee

Our risk committee is composed of three directors: Ms. Maria Lorena Gutierrez, Mr. Fabio Castellanos and Mr. Miguel Largacha. The committee, which charter is approved by the Board of Directors, assists and advices the board in aspects related to supervision of Grupo Aval’s risk management policies.

D.          Employees

At December 31, 2022, on a consolidated basis, we employed 77,043 individuals, with 49,960 direct employees, 6,775 personnel provided by staffing service companies and 20,308 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Corficolombiana, Porvenir and Grupo Aval (separate), at December 31, 2022.

	Banco de	Banco de	Banco	Banco AV			Grupo Aval
	Bogotá(1)(2)	Occidente(3)	Popular(4)	Villas(5)	Porvenir	Corficolombiana(6)	(separate)	Total
Employees	12,818	14,964	4,365	4,812	2,693	10,190	118	49,960
Personnel provided by staffing service companies	1,357	—	840	464	11	4,103	—	6,775
Outside contractors	3,280	2,437	1,790	1,607	225	10,964	5	20,308
Total	17,455	17,401	6,995	6,883	2,929	25,257	123	77,043
(1)	Includes employees of MFH and its respective subsidiaries.
(2)	50.70% (4,971) of Banco de Bogotá’s (separate) direct employees (9,804) are represented by unions and 56.00% (5,490) of such employees are covered by collective bargaining agreements that expire in August 2024.
(3)	44.26% (3,010) of Banco de Occidente’s (separate) direct employees (6,800) are represented by unions and are covered by collective bargaining agreements that expire in December 2026.
(4)	60.57% (2,195) of Banco Popular’s (separate) direct employees (3,624) are represented by unions and 94.62% (3,429) of such employees are covered by collective bargaining agreements that expire in December 2023.
(5)	15.11% (632) of Banco AV Villas’ (separate) direct employees (4,183) are represented by unions and 84.29% (3,526) of such employees are covered by collective bargaining agreements that expire in December 2023.
(6)	Corficolombiana’s total employees reflect 29,851 employees from non-financial entities and 1,118 employees from financial entities.

E.          Share ownership

Mr. Sarmiento Angulo beneficially owns 97.8% of our outstanding common shares and 45.4% of our preferred shares as determined under SEC rules at April 10, 2023. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 10, 2023.

		Percentage of		Percentage of
		outstanding		outstanding
	Common	common	Preferred	preferred
Shareholder	shares	shares	shares	shares
Esther América Paz Montoya	251,718	*	423,076	*
Diego Fernando Solano Saravia	53,191	*	163,135	*
Luis Fernando Pabón Pabón	83,924	*	123,773	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Germán Villamil Pardo	33,058	*	—	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Juan Camilo Ángel Mejía	7,319	*	22,666	*
Rodolfo Vélez Borda	7,112	*	11,538	*
Ana María Cuéllar de Jaramillo	—	*	50,846	*
César Prado Villegas	—	*	—	*
Alejandro Figueroa Jaramillo	—	*	—	*
Fabio Castellanos Ordóñez	—	*	—	*
Carlos Eduardo Upegui Cuartas	—	*	—	*
Luis Fernando López Roca	—	*	—	*
Luis Carlos Sarmiento Gutiérrez	—	*	—	*
Rafael Eduardo Neira Torres	—	*	—	*
Jorge Adrián Rincón Plata	—	*	—	*
Eduardo Duque Suárez	—	*	—	*
María Edith González Flórez	—	*	—	*
María Lorena Gutiérrez Botero	—	*	—	*
Miguel Largacha Martínez	—	*	—	*

*     less than 0.1%.

F.          Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 80.9% of our issued and outstanding share capital at December 31, 2022. He retained 97.8% of our voting power by virtue of his beneficial ownership of 97.8% of our outstanding common shares, and beneficially owned 45.4% of our outstanding preferred shares, as determined under SEC rules, at April 10, 2023. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 23,743,475,754 of our aggregate equity securities outstanding comprised of 16,203,137,431 common shares outstanding and 7,540,338,323 preferred shares outstanding at April 10, 2023.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of December 31, 2022, regarding the beneficial ownership of our equity securities by:

●	Mr. Sarmiento Angulo, who beneficially owns 80.9% of our outstanding share capital;
●	all directors and executive officers as a group; and
●	other shareholders.

	At December 31, 2022
		Percentage of		Percentage of
		outstanding		outstanding
Principal beneficial owners	Common shares	common shares	Preferred shares	preferred shares
Luis Carlos Sarmiento Angulo	15,844,485,878	97.8%	3,372,734,618	44.7%
Other directors and officers as a group*	485,202	0.0%	883,495	0.0%
Other shareholders	359,174,900	2.2%	4,165,711,661	55.3%
Total	16,204,145,980	100.0%	7,539,329,774	100.0%

*     less than 0.1%.

As of December 31, 2022, we had 34,896 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the American Depositary Receipts, or “ADRs”, evidencing ADSs. As of April 5, 2023, there were a total of 6,934 ADR holders of record and as of April 10, 2023 there were 11,755,716 ADRs outstanding, representing 235,114,320 preferred shares or 3.1% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

The following chart presents outstanding amounts of related party transactions involving assets or liabilities between Grupo Aval and its consolidated subsidiaries, and each of the following individuals and entities.

	Transactions between Grupo Aval and its subsidiaries, and
		Close family
	Grupo Aval’s	members of
	directors and key	Mr. Sarmiento	Mr. Sarmiento	Mr. Sarmiento
	management and	Angulo and their	Gutiérrez and his	Angulo and his
	their affiliates(1)	affiliates	affiliates	affiliates

	(in Ps billions)
At December 31, 2022
Assets
Cash and cash equivalents	—	—	—	0.3
Financial assets in investments(2)	—	—	—	4,846.2
Loans(2)	286.5	18.4	0.0	3,665.8
Accounts receivable	675.9	0.0	—	1,492.5
Other assets	22.7	—	—	16.5
Liabilities
Deposits(3)	75.0	260.1	5.2	1,239.5
Financial obligations	5.2	0.4	0.0	173.6
Accounts payable	0.0	—	—	7.1
Other liabilities	28.9	0.5	—	380.6

At December 31, 2021
Assets
Cash and cash equivalents	—	—	—	—
Financial assets in investments(2)	—	—	—	1,389.6
Loans(2)	262.8	10.8	0.0	2,024.7
Accounts receivable	126.2	0.1	—	84.6
Other assets	0.9	—	—	13.7
Liabilities
Deposits(3)	39.7	191.3	5.4	2,017.9
Financial obligations	0.0	0.0	—	—
Accounts payable	0.3	0.7	0.0	787.1
Other liabilities	0.1	—	—	4.1

(1)	Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Corficolombiana and Porvenir at December 31, 2022. Key management at December 31, 2021 included the president of BHI.
(2)	Figures based on gross outstanding balances of financial assets. See “—Financial assets and liabilities with related parties”. Financial assets in question were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.
(3)	Deposits of related parties held with us were made in the ordinary course of business, were made on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other persons.

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

In the past, affiliates of Mr. Sarmiento Angulo, have obtained authorizations of Grupo Aval’s Board of Directors to acquire either common or preferred shares of Grupo Aval. On November 28, 2018, Grupo Aval’s Board of Directors authorized companies controlled by Mr. Sarmiento Angulo to acquire up to one hundred million common and/or preferred shares of the company in one or multiple operations, during a term of up to one year. Pursuant to such authorizations, as of December 31, 2019 through affiliate companies, Mr. Sarmiento Angulo acquired 2,724,247 common shares or Ps 3.3 billion (U.S.$1.0 million) and 1,702,800 preferred shares or Ps 1.9 billion (U.S.$0.6 million) in open market transactions. On February 12, 2020, Grupo Aval’s Board of Directors authorized companies controlled by Mr. Sarmiento Angulo to acquire up to one hundred million common and/or preferred shares of the company in one or multiple operations, during a term of up to two years. Pursuant to such authorizations, as of February 12, 2022 through affiliate companies, Mr. Sarmiento Angulo acquired 1,724,001 preferred shares or Ps 1.4 billion in open market transactions. On May 11, 2022, Grupo Aval’s Board of Directors authorized companies controlled by Mr. Sarmiento Angulo to acquire up to 3.0% of common and/or preferred shares of the company in one or multiple operations, during a term of up to two years. Pursuant to such authorizations, as of December 31, 2022 through affiliate companies, Mr. Sarmiento Angulo acquired 27,626,300 preferred shares or Ps 15.1 billion in open market transactions. As of April 5, 2023 through affiliate companies, Mr. Luis Carlos Sarmiento Angulo acquired 51,171,666 preferred shares or Ps 28.6 billion in open market transactions.

In October 2022, Esadinco S.A., an entity controlled by Mr. Sarmiento Angulo, launched an unsolicited tender offer for up to 25% of BHI’s shares. Banco de Bogotá tendered all of its shares in BHI, of which 9,030,422,813 BHI shares, or 20.89% of equity interest in BHI (representing approximately 14.4% of Grupo Aval’s then-remaining beneficial ownership interest in BHI) were accepted for tender and sold to Esadinco, S.A. at a price of Ps 293 per share in December 2022. The total consideration received by Banco de Bogotá amounted to Ps 2,645.9 billion. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal factors affecting our financial condition and results of operations—Transactions related to BHI – Discontinued operations” for more information on the tender offer. In March 2023, Banco de Bogotá sold its remaining 4.11% equity interest representing 1,774,622,820 shares of BHI to Endor Capital Assets S.R.L, an entity controlled by Mr. Sarmiento Angulo at a price of Ps 293 per share. The total consideration received by Banco de Bogotá amounted to Ps 520.0 billion.

Certain members of our Board of Directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

Financial assets and liabilities with related parties

In the past, we and some of our subsidiaries have entered into operations with BHI and its subsidiaries in the ordinary course of business. Most recently, in December 2021, Grupo Aval Limited extended a short-term loan to BAC Holding International Corp. in an amount of U.S.$75.0 million that matured in September 2022. In 2020, through Resolution No. 208-20 of May 14, 2020 issued by the Superintendency of the Securities Market of the Republic of Panama, BAC International Bank, Inc. issued perpetual subordinated corporate bonds convertible into common shares for a nominal value of up to U.S.$700.0 million. The bonds bear an interest rate of 10.0% payable quarterly unless the issuer exercises its right not to pay interest. Grupo Aval Limited, a wholly-owned subsidiary of Grupo Aval, subscribed U.S.$520.0 million and as of December 31, 2022 the full balance remained outstanding. Given that BHI was consolidated into Grupo Aval at December 31, 2021, balances shown in the table above do not reflect these balances.

As of April 10, 2023, Mr. Sarmiento Angulo controls BHI as the beneficial owner of a 87.55% direct ownership of BHI’s issued and outstanding share capital. Mr. Sarmiento Angulo retained control of BHI following our spin-off of a 75% equity interest of BHI in March 2022, and increased his equity interest through tender offers and purchases of shares.

Following the guidelines approved by Grupo Aval’s General Shareholders Meeting and authorized by its Board of Directors, Grupo Aval extended a loan operation to Esadinco S.A. (an affiliate of Mr. Sarmiento Angulo) on December 2, 2022 to finance the tender offer of 25% of BHI’s shares. The loan operation consisted of two tranches: (i) a peso denominated loan for the equivalent of U.S.$270.0 million with a 3-year (36 months) tenor at 3-month SOFR + 3.5% and (ii) a Ps 200.0 billion loan with a 2-year (24 months) tenor at 3-month IBR + 4.5%. Both tranches are bullet, with interest payable on a quarterly basis. Collateral for both tranches was established at a minimum of 115% of the capital outstanding and the underlying assets deemed acceptable were shares of BHI or any other subsidiary under Grupo Aval’s direct control. The transaction was conducted on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. At December 31, 2022, the outstanding balance at amortized cost of these loans was Ps 1,508.8 billion.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 10, 2023, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular, and 11.5% of Corficolombiana.

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)
For the year ended December 31,
2022	2,095.8
2021	1,395.8
2020	1,246.2

Vida Alfa also provides:

●	life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and
●	labor risks insurance for employees of Grupo Aval and its subsidiaries in Colombia.

Seguros Alfa S.A., or “Alfa”, a property and casualty insurance affiliate of Mr. Sarmiento Angulo, provides fire and earthquake insurance for mortgage loans granted by certain of our banks. In addition, Alfa provides surety bonds and property insurance for our subsidiaries. Our banking subsidiaries also sell bancassurance products affiliated with Vida Alfa and Alfa. These transactions are conducted on an arm’s-length basis in the ordinary course of business. Alfa has in the past, but not currently, provided bankers’ blanket bond coverage to us and our subsidiaries, reinsured under prevailing market conditions, and surety bonds for Corficolombiana’s toll road concessions.

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo at December 31, 2022, and may continue to provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations) and Vigía S.A. (security services). At December 31, 2022 we have significant influence with a 34.0% equity interest in ADL Digital Lab S.A.S. (digital development), a company beneficially owned by Mr. Sarmiento Angulo.

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

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. As of December 31, 2022 and 2021, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of Ps 229.2 billion and Ps 247.5 billion, respectively. These figures are presented before minority interest and thus do not reflect their potential impact on Grupo Aval’s net income attributable to owners of the parent.

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

Following the public announcement made by the United States Department of Justice relating to Odebrecht's admission of bribery, the Fiscalía initiated an investigation on December 22, 2016 establishing that Odebrecht effected payments directly from its Brazilian headquarters through its "division of structured operations" to obtain Government contracts in Colombia, including: (i) a payment in the amount of U.S.$6.5 million to Gabriel García Morales, Vice Minister of Transportation and acting manager of the INCO (a Government agency later replaced by the ANI), in order to award toll road concession Ruta del Sol Sector 2 in December 2009 and, (ii) a payment in the amount of U.S.$4.6 million to former congressman Otto Nicolas Bula Bula for the adjudication of the Ocaña-Gamarra tranche that was added to toll road concession Ruta del Sol Sector 2 through Amendment N° 6, executed on March 14, 2014 by the director of the National Infrastructure Agency, Luis Fernando Andrade.

Additional investigations and proceedings relating to Ruta del Sol Sector 2 and relating to admissions made by Odebrecht and public servants were initiated by other judicial, arbitral and administrative authorities such as the Tribunal Administrativo de Cundinamarca, arbitral proceedings before the Chamber of Commerce of Bogotá, the Superintendency of Industry and Commerce, the Superintendency of Corporations, the Superintendency of Transportation and the Procuraduría General de la Nación (the country's general prosecutor of public servants, or the "PGN"). Grupo Aval, Corficolombiana and Episol and members of its management, were included or have voluntarily intervened in some of these investigations and proceedings and there can be no assurance that Grupo Aval or any of its subsidiaries and employees will not be included in future additional proceedings or voluntarily participate in such or other future additional proceedings to defend its rights and interests.  For example, in late 2018, the U.S. Department of Justice and the SEC informed Grupo Aval that they had opened investigations on matters related to the Ruta del Sol Sector 2 project.  Grupo Aval is cooperating with the DOJ and the SEC in these investigations and is in discussions regarding potential resolutions.  However, we are currently unable to predict the outcome of the investigations or our discussions with the regulators, the amount of any penalties we may be required to pay or whether the outcome of these investigations will result in additional obligations. For further information see Note 27 of our audited financial statements.

We, our banking subsidiaries, Corficolombiana, Porvenir and our other subsidiaries are, from time to time, subject to claims and parties to legal proceedings incidental to the normal course of our business, including in connection with our lending activities, employees, taxation matters and other general commercial matters. Due to the inherent difficulty of predicting the outcome of legal disputes, we cannot predict the eventual outcome of these pending matters, the timing of the ultimate resolution of these matters or the eventual loss, fines or penalties related to each pending matter may be. We believe that we have recorded adequate provisions for the anticipated costs in connection with these claims and legal proceedings and believe that liabilities related to such claims and proceedings should not, taken together, have a material adverse effect on our business, financial conditions, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, the ultimate resolution of these matters may exceed the provisions that we have currently recorded. As a result, the outcome of a particular matter could be material to our operating results for a particular period.

B.          Significant changes

On March 31, 2022, Banco de Bogotá spun-off 75% of its equity interest in BHI to Banco de Bogotá’s shareholders, including Grupo Aval, and Grupo Aval spun-off shares of BHI it received from Banco de Bogotá to its own shareholders (the “Transaction”). As a result of the Transaction, Banco de Bogotá and Grupo Aval lost control of BHI and ceased to consolidate it. Prior to the spin-off, BHI was a significant subsidiary of Grupo Aval. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Principal factors affecting our financial condition and results of operations—Transactions related to BHI – Discontinued operations”.

ITEM 9. THE OFFER AND LISTING

A.         Offering and listing details

Not applicable.

B.          Plan of distribution

Not applicable.

C.          Markets

Market price and volume information

Trading history of our ADSs

On September 22, 2014, we completed a SEC-registered initial public offering in the United States. We raised Ps 2.6 trillion (U.S.$1.3 billion) in gross proceeds. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “AVAL” on September 23, 2014. Each ADS represents 20 preferred shares.

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

Our preferred shares have been listed since February 1, 2011 on the Colombian Stock Exchange under the symbol “PFAVAL”. We registered our preferred shares with the SEC and concluded our first offering of our preferred shares pursuant to a preemptive rights offering in Colombia, raising Ps 2.1 trillion (U.S.$1.1 billion) in gross proceeds. On January 17, 2014, we completed our third public offering of common shares pursuant to a preemptive rights offering, or the “Common Share Rights Offering”, raising Ps 2.4 trillion (U.S.$1.3 billion). In September 2014, we completed our second public offering of preferred shares pursuant to an initial public offering in the United States, as stated above in “—Trading history of our ADSs”.

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. The aggregate equity market capitalization of the 78 issuers listed on the Colombian Stock Exchange at April 10 , 2023 was Ps 322.8 trillion.

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

Each individual investor who deposits preferred shares into the ADR facility in exchange for our ADSs will be required, as a condition to acceptance by Fiduciaria Bogotá S.A., or “Fidubogotá”, as custodian of such deposit, to provide or cause to be provided certain information to Fidubogotá and/or the Depositary to enable it to comply with the registration requirements under the foreign investment regulations relating to foreign exchange. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain registration and other requirements under the foreign investment regulations. Under these regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank on a timely basis may prevent the investor from obtaining remittance payments, including for the payment of dividends, constitute an exchange control violation and/or result in a fine.

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 10, 2023, we had 16,203,137,431 common shares outstanding, and 7,540,338,323 preferred shares outstanding.

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

Dividends declared on the common shares and the preferred shares will be payable to the record holders of those shares, as they are recorded on our share registry, on the appropriate dates as determined in the general shareholders’ meeting. However, in accordance with Decree 4766 of December 14, 2011 (which amended articles 2.23.1.1.4 and 2.23.1.1.5 of Decree 2555 of 2010), issued by the Ministry of Finance:

●	companies whose shares are registered with the National Registry of Shares and Issuers must establish a period of at least three trading days between the date that they receive approval to distribute profits from the General Shareholders Meeting and the date of payment; and
●	the ex-dividend period (fecha ex-dividendo) is the period during which it is understood that a purchase of shares does not include the right to receive dividends. The ex-dividend date shall be set forth by stock exchanges, and it cannot be less than two trading days. According to Colombian Stock Exchange regulations, a transaction is “ex-dividend” if it takes place between the first day of dividend payment and the four trading days preceding that date.

Liquidation Rights

We will be dissolved if certain events take place, including the following:

●	Pursuant to our by-laws, unless otherwise extended by the shareholders, our term of existence will expire at May 25, 2044;
●	losses cause the decrease of our shareholders’ equity below 50% of the amount of outstanding share capital, unless one or more of the corrective measures described in the Colombian Code of Commerce are adopted by the shareholders within six months;
●	by decision at the general shareholders’ meeting; and
●	in certain other events expressly provided by law and in the by-laws.

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

C.         Material contracts

On February 4, 2020, we entered into an indenture in connection with our issuance of U.S.$1.0 billion (Ps 3,401.6 billion at the date of the issuance) of 4.375% Senior Notes due 2030. The indenture was among us, as guarantor, Grupo Aval Limited, as Issuer, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent. Such Indenture was supplemented and amended on February 23, 2022 in connection with the spin-off of BHI.

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

Colombian Tax Considerations

For Colombian tax purposes, the residence status is triggered depending on the type of individual as follows:

●	Aliens: Residence is established by the continuous or discontinuous presence in the country for more than 183 days including entry and exit days, within any period of 365 consecutive calendar days taking into account the day of the arrival and the day of departure of the individual. For this purpose, when the continuous or discontinuous presence in the country takes place in more than one taxable year, the person would be considered as a Colombian resident for the second taxable year.
●	Diplomatic employees of the Colombian State and their companions: These persons are totally or partially exempted from income tax or capital gains tax in the country in which they are performing their work, according to the Vienna Conventions on Diplomatic and Consular Relations.
●	Colombian Nationals:

Individuals:

An individual is considered a tax resident under different circumstances, one of which is the permanence in Colombian territory either continuously or discontinuously (considering days between arrival and departure) for 183 days in any given 365-day period. If the 365-day period covers more than one taxable year, the individual will be deemed as a taxpayer for the second year.

In addition, domestic tax law also deems as tax residents those individuals who hold the Colombian nationality and fulfill at least one of the following requirements in the corresponding taxable year: (i) the individual’s spouse or permanent companion or dependent children are Colombian tax residents in the corresponding tax year; or, (ii) 50% or more of the individual’s income is considered to be generated in Colombia; or, (iii) 50% or more of the individual’s assets are managed within Colombia; or, (iv) 50% or more of the individual’s assets are deemed to be possessed in Colombia; or, (v) if once required by the Tax Authorities, the Colombian national fails to demonstrate that the tax residence is held abroad or, (vi) the tax residence is held in non-cooperative jurisdictions as defined by the Colombian Government.

As an exception to the previous rule, if the referred individual (who holds the Colombian nationality) (i) perceives 50% or more of income in the country of domicile, or (ii) has 50% or more of its assets possessed in the country of domicile, the individual will not be considered a tax resident in Colombia.

Legal entities:

For Colombian tax purposes, a legal entity is considered a tax resident generally when its effective place of management is located in Colombia during the relevant taxable year (the possibility that nonresident entities have an effective place of management in Colombia can exist based on the day-to-day activities). In addition, a Legal Entity incorporated under the laws of Colombia or whose principal place of business is located in Colombia, is also considered a Colombian resident.

Pursuant to the Colombian Tax Code, resident individuals and Colombian entities are subject to tax over their worldwide income, while non-resident individuals and foreign entities are only taxed on their Colombian-source income. Foreign entities with permanent establishments (e.g. branches in Colombia) are subject to taxation over the worldwide income attributable to the permanent establishment.

Colombian Tax Law includes a definition of permanent establishment for foreign entities or individuals applicable when the entity or individual trigger the events described in Article 20-1 of the Colombian Tax Code. In this case, as stated before, the permanent establishment is considered a Colombian taxpayer in regard to its attributable worldwide income.

Taxation of Dividends

As a general rule, dividends distributed out of profits that were not subject to tax at the level of a Colombian entity (e.g., because there was an application of the tax benefit, book to tax difference, Net Operating Losses –NOLs– amortization, etc.), must be subject to the corresponding Income Tax rate applicable in the year in which the dividends are paid or registered as being payable to the shareholder. In this case, the Colombian entity should apply a withholding income tax that could be credited by the shareholder against its income tax liability. The applicable withholding tax rate for taxable period 2022 and 2023 corresponds to the general income tax rate.

Financial institutions, insurance and reinsurance companies, stockbrokers, among others, will be subject to a 5% corporate income tax surtax (for a total corporate income tax rate of 40%) until 2027, to the extent their taxable income exceeds 120,000 UVTs (Ps 5,089.4 billion).

Colombian tax legal frameworks provide a special tax to dividends paid, which was modified effective January 1, 2023. This special tax will be collected by the dividend paying entity. In the case of a distribution to foreign legal entities or non-resident individuals, a withholding tax of 20% relative to the payment or book entry will be applied.

Regarding tax resident individuals, dividends paid since January 1, 2023, must be taxed under the progressive rate under the section 241 of the Colombian Tax Code (capped at a rate of 39%). Under specific situations, the national dividend paying entity has to apply a withholding tax of 15%.

Before applying the previously mentioned tax rate, the following scenarios must be considered:

●	Dividends which were taxed at a corporate level: In accordance with current regulations, dividends which have been taxed at a corporate level will be subject to:

-	When the investor is a national entity, dividends distributed out of profits taxed at the corporate level will be subject to a 10% withholding tax. Such withholding tax may be offset against the dividend taxed on the shareholder in the case of individuals tax residents in Colombia and foreign investors. The exceptions for the application of the dividend withholding tax will still apply.

-	When the investor is a foreign entity or non-resident individual, dividends distributed out of profit taxed at the corporate level will be subject to a 20% withholding tax.

-	When the investor is a resident individual, dividends distributed out of profit taxed at the corporate level must be taxed under the progressive rate of the section 241 of the Colombian Tax Code..

●	Dividends which have not been taxed at a corporate level: On the other hand, in cases where the dividends subject to distribution have not been taxed at a corporate level, they should first be taxed at the current general income tax rate in the period of distribution (hereinafter “recapture tax”); and subsequently the rules mentioned above must be applied.

●	Dividends distributed within enterprise group / under situation of control / Colombian Holding Companies Regime (“Compañía Holding Colombiana or CHC”): when the first dividend distribution payment is executed by a national entity to another national entity and both pertain to (i) an enterprise group, (ii) are under situation of control, or (iii) are duly registered under CHC Regime, the dividend withholding tax does not apply.

●	Transition regime for tax on dividends: If the profits were generated prior to December 31, 2016 (“pre-2017") and appropriated to be distributed in the future, dividends are not subject to the provisions of the current regulations in the case of profits that were taxed at the corporate income tax rate. For profits that were not taxed at the corporate income tax rate, the recapture tax will be applicable.

Based on the above, the following table summarizes the tax treatment of dividends in the absence of a tax treaty:

	Dividend tax rate	Withholding rate	Recapture tax
Dividend distributions from pre-2017 profits that were taxed at the corporate income tax rate distributed to Colombian tax resident individuals, Colombian entities and Non-Colombian tax residents.	Non-taxed	N.A.	N.A.
Dividend distributions from pre-2017 profits that were not taxed at the corporate income tax rate distributed to Colombian tax resident individuals	Non-taxed	N.A.	Corporate income tax rate
Dividend distributions from pre-2017 profits that were not taxed at the corporate income tax rate distributed to Colombian entities	Non-taxed	N.A.	Corporate income tax rate
Dividend distributions from pre-2017 profits that were not taxed at the corporate income tax rate distributed to Non-Colombian tax residents	Non-taxed	N.A.	Corporate income tax rate
Dividend distributions from pre-2017 profits that were not taxed at the corporate income tax rate to Non-Colombian tax residents complying with the portfolio investment definitions under the Colombian Tax Code	25%	N.A.	N.A.
Withholding tax on dividend distributions from post-2017 profits that were taxed at the corporate income tax rate distributed to Colombian tax resident individuals	N.A.	2022: 10% for amounts equal or in excess of 300 UVTs 2023: 15% for amounts equal or in excess of 1,090 UVTs	N.A.
Withholding tax on dividend distributions from post-2017 profits that were taxed at the corporate income tax rate distributed to Colombian entities	N.A.	2022: 7.5% 2023: 10.0%	N.A.

Withholding tax on dividend distributions from post-2017 profits that were taxed at the corporate income tax rate distributed to Non-Colombian tax residents (including dividend distributions made to permanent establishments)

	N.A.	2022: 10.0% 2023: 20.0%	N.A.
Dividend distributions from post-2017 profits that were not taxed at the corporate income tax rate distributed to Colombian tax resident individuals	Applicable income tax rate for the individual	2022: 10% for amounts equal or in excess of 300 UVTs 2023: 15% for amounts equal or in excess of 1,090 UVTs	Corporate income tax rate
Dividend distributions from post-2017 profits that were not taxed at the corporate income tax rate distributed to Colombian entities	2022: 7.5% 2023: 10.0%	N.A.	Corporate income tax rate
Dividend distributions from post-2017 profits that were not taxed at the corporate income tax rate distributed to Non-Colombian tax residents	2022: 10.0% 2023: 20.0%	N.A.	Corporate income tax rate
Dividend distributions from post-2017 profits that were not taxed at the corporate income tax rate to Non-Colombian tax residents complying with the portfolio investment definitions under the Colombian Tax Code	40.00%	N.A.	N.A.

A portion of the dividend payment approved by Grupo Aval’s General Meeting of Shareholders held on March 30, 2022, was declared from profits generated by the company before December 31, 2016; the remaining portion was declared from profits generated by the company after 2016. The payment of dividends with charge to profits generated by the company before December 31, 2016 was not subject to dividend tax according to Article 246-1 of the Colombian Tax Code, introduced by Article 9 of Law 1819 of 2016 and amended by article 121 of Law 1943 of 2018. Dividend tax on dividends on profits generated by the company after 2016 depends on the subject receiving it (Colombian tax resident individuals, Colombian entities, Non-Colombian tax residents or Non-Colombian tax residents complying with the portfolio investment definitions under the Colombian Tax Code).

Dividends paid to Non-Colombian tax residents complying with the portfolio investment definitions under the Colombian Tax Code who hold ADSs through the depositary will be subject to income taxes and withholding in Colombia as mentioned in the previous chart.

As a general rule, foreign companies, foreign investment funds, and Non- Colombian tax residents are not required by law to file an income tax return in Colombia. However, they are subject to the withholding tax, which can be understood as the dividend tax for the foreign entity or non-resident individual (in accordance with Section 592 of the Colombian Tax Code).

“UVT” or “Unidad de Valor Tributario” refers to a tax unit established each year by the Colombian Tax Authority (“DIAN”) for the calculation of tax returns. UVT was established at an equivalent to Ps 38,004 for 2022 and Ps 42,412 for 2023.

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

Taxation of Capital Gains Derived from the Sales of Shares in Colombia

According to Article 36-1 of the Colombian Tax Code, capital gains from the sale of shares listed on the Colombian Stock Exchange are not subject to income tax in Colombia, provided that the shares sold by the same beneficial owner during each fiscal year do not represent more than 10% (for 2022) and 3% (for 2023 onwards) of the issued and outstanding shares of the listed company. ADSs are not subject to the same tax framework as equity investments in Colombia. Although ADSs represent our preferred shares, they are subject to a different tax regulatory regime.

Tax on Foreign Capital Investment Portfolio Income in Colombia

The 2012 Tax Reform (see “Item 4. Information on the Company-B. Business Overview-Supervision and regulation-Regulation on Payroll Loans”) established a new tax regime for foreign capital portfolio investments. Investors will be required to pay income tax for the profits obtained in the development of their activities, regardless of the vehicle used to carry them out, pursuant to Article 18-1 of the Colombian Tax Code.

The withholding rate of such tax is generally 14%; however, a 5% rate will apply for investments in fixed income securities or in derivatives whose underlying assets is a fixed income security, and a 25% rate will apply to investors domiciled in non-cooperative tax jurisdictions. Article 260-7 of Colombian Tax Code was modified by Law 1819 of 2016 which establishes a new legal framework and provides criteria pursuant to which certain jurisdictions may be classified as non-cooperative jurisdictions with low or no taxation or as jurisdictions with preferential tax regimes.

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

Other Colombian Taxes

●	Financial institutions, insurance and reinsurance companies, stockbrokers, among others, will be subject to a 5% income tax surcharge (total corporate income tax rate of 40%) until 2027, to the extent their taxable income exceeds 120,000 UVTs (Ps 5,089.4 billion).

●	15% minimum tax rate (adjusted tax rate): Law 2277 of 2022 established a 15% minimum tax rate (referred to as adjusted tax rate - ATR). The ATR will be determined based on the ratio between the adjusted income tax (AIT) divided by the adjusted income (AI). Law establishes the factors to be considered when calculating the AIT and AI. If the ATR is lower than 15%, income tax has to be adjusted to achieve the 15% rate. This rule does not apply, among others, to non-residents, hotels and concessions.

●	Significant economic presence: Non-residents with a “significant economic presence” (SEP) in Colombia will be subject to a general 10% withholding tax (unless another withholding tax rate applies). Nevertheless, the non-resident entity may opt to assess its income tax liability at a 3% rate over the gross income of Colombian source, subject to the filing of an income tax return.

Law 2277 of 2022 allows a Double Tax Treaty to prevail over Colombian domestic law. In the case that Colombia signs an international agreement forbidding this form of taxation, the rules mentioned above would be inapplicable for fiscal periods following the effective date of the international agreement.

A significant economic presence is triggered if the following criteria are met:

-	The non-resident entity has a deliberate and systematic interaction with the Colombian market. This type of interaction is presumed to exist when the non-resident has interaction or marketing activities with more than 300,000 users in Colombia during the prior year, or within the relevant tax year, or displays the price of goods in Colombian Pesos or allows payment in Colombian Pesos.

-	Gross income for the non-resident entity from transactions with customers in Colombia is higher than 31,300 UVTs (Ps 1,327.5 billion) during the prior year or the current taxable year.

If the activities in Colombia are developed by different related parties, the aforementioned criteria will consider the aggregate transactions of all related entities.

This rule will be effective January 1, 2024.

●	Tax deductions, benefits and incentives: Certain non-taxable income, special deductions, exempt income, and tax credits will be limited to 3% of net taxable income prior to the special deductions subject to the limitation. The limitation will apply only to the tax benefits expressly provided by the rule. Although some special treatments were repealed, it is generally provided that acquired rights should be respected until the term originally provided by the repealed Law.
●	Effective place of management (“Sede Efectiva de Administración”): The considerations that qualify a non-resident entity to have an effective place of management in Colombia were broadened. Amongst the new considerations, an effective place of management may exist based on the day-to-day activities as opposed to previously considered strategic activities. A non-resident that has an effective place of management is considered by tax authorities as a Colombian tax resident.

As of the close of business covered by the annual report, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. Pursuant to Articles 24 and 36-1 of the Colombian Tax Code, transfers of ADSs from non-residents or residents to non-residents of Colombia by gift or inheritance are not subject to Colombian income tax. Transfers of ADSs by gift or inheritance from residents to residents or from non-residents to residents will be subject to Colombian income tax at the income tax rate applicable for capital gains obtained by residents of Colombia. There is no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of shares or ADSs.

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

Taxation of Distributions

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

The rules governing foreign tax credits are complex. For example, Treasury regulations impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on ADSs or preferred shares and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to distributions on ADSs or preferred shares. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including the Colombian tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Redemption or Other Taxable Disposition of ADSs or Preferred Shares

Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale, redemption or other taxable disposition of our ADSs or preferred shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or preferred shares for more than one year, provided that in the case of redemption, (i) the U.S. Holder does not actually or constructively own any of our voting stock after giving effect to such redemption or (ii) the redemption is not otherwise treated as essentially equivalent to a dividend under the Code. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or preferred shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a PFIC for U.S. federal income tax purposes for the 2022 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest) and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of shares of a non-U.S. entity or non-U.S. accounts through which such shares are held. U.S. Holders are urged to consult their tax advisers regarding any reporting obligation with respect to our ADSs or preferred shares.

F.          Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay will be dependent, in large part, on the amount of dividends received from our subsidiaries. Our subsidiaries declared Ps 1,029.1 billion and Ps 1,546.5 billion of dividends payable to us for the years ended December 31, 2022 and

2021, respectively. We declared an aggregate of Ps 999.8 billion and Ps 1,203.2 billion of dividends to our shareholders with respect to net income for the years ended December 31, 2022 and 2021, respectively.

Unless noted otherwise, the following table presents the net profits of, and dividends (cash and stock) declared by us and each of our direct subsidiaries, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated.

	Dividends declared with respect to net income for the year ended December 31,
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

	Banco de		Banco de		Banco		Banco
	Bogotá		Occidente		Popular		AV Villas		Corficolombiana		Porvenir		Total

	(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	68.9%	68.7%	72.3%	72.3%	93.7%	93.7%	79.9%	79.9%	8.7%	8.5%	20.0%	20.0%	—	—
Separate net profits	2,251.7	4,385.6	502.6	492.1	73.0	333.6	112.0	161.6	1,774.0	1,715.7	153.9	579.6	4,867.4	7,668.1
Dividends declared	1,112.6	1,105.2	251.3	150.0	—	146.5	—	87.6	500.2	771.8	200.5	300.1	2,064.7	2,561.2
Dividends contributed to Grupo Aval	764.8	1,105.2	181.6	108.4	—	137.3	—	70.0	42.5	65.6	40.1	60.0	1,029.1	1,546.5
Dividends declared by Grupo Aval	—	—	—	—	—	—	—	—	—	—	—	—	999.8	1,203.2

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

Our company pays dividends based on our net income as reported in our separate audited financial statements prepared under Colombian IFRS. For the year ended December 31, 2022 separate net income as reported in our Colombian IFRS financial statements was Ps 2,541.2 billion, 2.3% higher than net income attributable to the owners of the parent as reported in our audited consolidated financial statements. For the year ended December 31, 2021 separate net income as reported in our Colombian IFRS financial statements was Ps 3,502.8 billion, 6.2% higher than net income attributable to the owners of the parent as reported in our audited consolidated financial statements.

We expect that differences between Colombian IFRS and IFRS financial statements will continue to occur in future periods. The amount of dividends expected from our subsidiaries will also depend on the future share ownership in our subsidiaries.

Dividend history of Grupo Aval

The following table presents the annual cash dividends paid by Grupo Aval on each share during the periods indicated.

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2020	54.00	—	54.00	0.011
2021	—	54.00	54.00	0.011
2022	43.20	—	43.20	0.009
(1)	In accordance with regulation, payment in stock dividends must be explicitly consented by shareholders. If the shareholder does not explicitly express the desire to receive stock dividends, the payment will be done in cash the same day in which the payment of stock dividends is made.

Given that Grupo Aval’s dividends have been to some extent dependent on the dividends received from its direct stakes in each of its subsidiaries, we detail below the cash and stock dividends per share paid by each of Grupo Aval’s direct subsidiaries for the periods indicated.

Banco de Bogotá

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2020	3,336.00	—	3,336.00	0.694
2021	—	3,336.00	3,336.00	0.694
2022	3,132.00	—	3,132.00	0.651

(1)	In accordance with regulation, payment in stock dividends must be explicitly consented by shareholders. If the shareholder does not explicitly express the desire to receive stock dividends, the payment will be done in cash the same day in which the payment of stock dividends is made.

Banco de Occidente

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2020	1,233.96	0.257
2021	962.16	0.200
2022	1,612.08	0.335

Banco Popular

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2020	13.68	0.003
2021	18.96	0.004
2022	—	—

Banco AV Villas

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2020	285.36	0.059
2021	390.00	0.081
2022	—	—

Porvenir

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2020	4,752.00	0.988
2021	2,748.00	0.571
2022	1,836.00	0.382

Banco de Bogotá, Fiduciaria Bogotá, Banco de Occidente and Fiduciaria de Occidente received dividend payments from Porvenir in their respective ownership of the company (see Item 4—B. Business overview—Our operations).

Corficolombiana

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2020	—	2,042.00	2,042.00	0.425
2021	—	2,260.00	2,260.00	0.470
2022	1,368.00	—	1,368.00	0.284
(1)	In accordance with regulation, payment in stock dividends must be explicitly consented by shareholders. If the shareholder does not explicitly express the desire to receive stock dividends, the payment will be done in cash the same day in which the payment of stock dividends is made.

Banco de Bogotá, Banco de Occidente and Banco Popular received dividend payments from Corficolombiana in their respective ownership of the company (see Item 4—B. Business overview—Our operations).

General aspects involving dividends

The dividend periods may be different from the periods covered by the statement of financial position. At the general shareholders’ meeting, shareholders will determine such dividend periods, the effective date, the system and the place for payment of dividends.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

Grupo Aval and its subsidiaries in the financial sector including, among others, Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular, Corficolombiana and Porvenir, manage risk pursuant to the applicable regulations in each country where they operate and those according to Grupo Aval’s internal policies.

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

The risk culture is conveyed to all our entities and units, relying on the following elements:

●	we have independent risk management, monitored at the individual entities level and at consolidated level;
●	we use detailed manuals on policies and processes to manage the risks we are subject to;
●	we use different technological tools, for the analysis, monitoring and control of risks;
●	we have a risk limit system that is updated on a regular basis to address new market conditions and risks to which we are exposed;
●	we use information systems to monitor risk exposure on a recurring basis, seeking to ensure that approval limits are systematically met and, if necessary, allowing for appropriate corrective actions;
●	our main risks are analyzed on a continuous basis; and
●	we provide ongoing training on risk, at every level within the organization.

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

Boards of Directors of the Financial Subsidiaries

The responsibilities of the boards of directors of Grupo Aval’s financial subsidiaries regarding risk management include:

●	to define and approve the general policies and strategies related to internal control systems for risk management;
●	to approve risk management policies;
●	to approve trading and counterparty limits;
●	to approve risk appetite and exposure limits;
●	to approve procedures and methodologies for risk management;
●	to ensure the adequate assignment of resources required for an effective risk management;
●	to set forth responsibilities and attributes for risk management roles;
●	to set forth and define committees’ functions leading to a proper organization, control and monitoring of risk generating operations;
●	to require Grupo Aval financial subsidiaries’ management to submit periodic reports on risk exposure levels; and
●	to periodically review any risk-management reports on control or mitigation of risks, submitted by the Audit Committee.

Audit Committee of Grupo Aval and Audit Committees of our Financial Subsidiaries:

The Audit Committees’ principal objective is to evaluate and monitor the Internal Control System.

The Audit Committee is responsible for:

●	assessing the structure of the internal control function, to establish: (i) whether the procedures are appropriate to protect our assets, and those of third parties under our administration and custody, and (ii) whether transactions are being properly authorized and registered. For such purpose, the areas in charge of the administration of the risk systems, the External and Internal Auditors present any established periodical or occasional reports to the Committee;
●	monitoring risk exposure levels and their potential consequences; and
●	overseeing the risk management policy applicable to Grupo Aval.

Corporate Risk Unit

The corporate risk unit is led by Grupo Aval’s Chief Risk Officer, which functions include:

●	to identify and transfer best practices regarding corporate risk management;
●	to support the board of directors and the financial subsidiaries in structuring their risk appetites;
●	to establish and ensure compliance with policies and guidelines aimed at maintaining an adequate risk exposure;
●	to consolidate and monitor Grupo Aval’s risk exposures;
●	to lead and align risk management processes across Grupo Aval subsidiaries, through corporate guidelines and processes; and
●	to report the outcomes of risk management to Grupo Aval’s Presidency and Audit Committee.

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

Risk Management Unit and its equivalent in our financial subsidiaries

The Risk Management Unit and their equivalents, have the following functions:

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

Risk Framework by the Superintendency of Finance (SFC)

On February 6, 2019, the Colombian national government, through Law 1870 of 2017, defined regulatory framework applicable to financial conglomerates in Colombia and the scope of supervision of the Superintendency of Finance, aimed to ensure the stability of the financial system and taking the Supervision to international standards. This law created the category of financial holding and financial conglomerates. Whilst developing this law, the Superintendency of Finance identified Aval as a financial conglomerate and determined the entities belonging to the Aval Financial Conglomerate.

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

The guiding principles of risk management at Grupo Aval and our banks are the following:

●	collective decision making for commercial loans of significant amount at the board level of each of our banks;
●	extensive and in-depth market knowledge, result of our market leadership and our experienced, stable and seasoned senior management;
●	clear top-down guidelines in accordance with: (i) know-your-customer policies; and (ii) commercial loan credit structures based on the clear identification of sources of repayment and the cash-flow generating capacity of the borrower;
●	use of common credit analysis tools and risk based loan pricing tools across all our banks;
●	diversification of the commercial loan portfolio with respect to industries and economic groups;
●	specialization in retail banking product niches; and
●	extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer loans;

For more information, see Note 4 of our audited consolidated financial statements.

Commercial Lending

58.81% of our total gross loan portfolio is made up of commercial loans to corporate, small, and medium sized enterprises. However, the share of commercial loans varies across of our banks. As of December 31, 2022, the percentage of commercial loans was 66.64%, 70.17%, 29.52%, 21.38% and 68.89% for Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana, respectively.

The credit approval process for commercial loans at each of our banks in Colombia follows the policies and lending authorities established by each banking subsidiary. The highest lending authority in all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá and Banco AV Villas, Comité de Crédito Dirección General at Banco de Occidente and Comité de Presidencia at Banco Popular). These have approval authority of lending limits that range between Ps 6.8 billion at Banco AV Villas and Ps 50.0 billion at Banco de Bogotá.

Following the approval of an application by the national credit committee of any of our banks, information regarding the approval is sent to the Grupo Aval risk management unit if it could result in aggregate exposure to the borrower exceeding Ps 5.0 billion. The credit approval process includes the presentation to Grupo Aval’s credit committee of all potential credit exposures per client (or client’s economic group) that, across all our banks, represent an exposure in excess of Ps 30.0 billion, or if it is considered to be part of a sector under special watch.

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

The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations according to the structure of the loan. The credit committee will then submit to Grupo Aval’s advisory board those transactions for its review.

Grupo Aval evaluates, when applicable based on concentration thresholds, credit applications submitted to it by Grupo Aval’s banks and makes recommendations with respect to such loans. The Boards of Directors of the banks make the final decisions with respect to such applications. To facilitate the analysis of commercial loan applications which meet the threshold and are thus reviewed by Grupo Aval, we have developed certain tools, including a standardized “Proyecto de crédito”.

We seek to achieve a profitable, high-quality commercial loan portfolio and an efficient procedure for analyzing potential loans across our banks. For that purpose, we have established policies and procedures for the analysis and approval of potential commercial credit transactions that seek to focus lending on:

●	borrowers whose shareholders and management have, in our opinion, with solid character (considering not only an analysis of the borrower’s credit profile but also its reputation in the business community, among other factors);
●	borrowers that participate in key industries;
●	borrowers that are leaders or strong players in the industries where they participate;
●	clearly identify and quantify primary and secondary sources of repayment, with a bias towards operational cash flow;
●	transaction structures, including covenants and guarantees, which provide adequate protection; and
●	adequate pricing to properly compensate capital invested and market and credit risks incurred.

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

Consumer Lending

Consumer lending represented 31.55% of the total gross loan portfolio as of December 31, 2022. However, share of consumer lending and specialization by product varies across of our banks. As of December 31, 2022, Banco Popular’s consumer lending represented 65.5% of its total gross loan portfolio and was concentrated mainly in payroll loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas, Banco de Bogotá, consumer lending represented 61.4% and 21.6% of their total gross loan portfolio, respectively. At Banco de Occidente, 24.4%. At Corficolombiana, 30.4% of total gross loans were consumer loans granted primarily by Promigas and its subsidiaries to its residential gas utility users.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest consumer lending authority at all banks, other than the board of directors, is the Consumer management Committee or National Consumer Credit Committee. These have lending limits that range between Ps 3.0 billion and Ps 6.0 billion.

For consumer banking, each bank has developed risk models designed to take into consideration the product offering. Banco Popular, for which payroll loans represent 94.8% of the consumer loan portfolio, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. After being exclusively a mortgage lending institution until 2000, it has a developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tools, which have allowed the origination of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has a full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts.

Mortgage Lending

Mortgage lending represented 9.50% of our total gross loan portfolio as of December 31, 2022, with Banco de Bogotá and Banco AV Villas being the highest share. Mortgage lending represented 11.5% and 17.2% of Banco de Bogotá’s and Banco AV Villas’ total gross loan portfolios, respectively, as of December 31, 2022.

Microcredit Lending

Microcredit loans represented 0.1% of the total gross loan portfolio as of December 31, 2022.

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

Outstanding loans and financial leases past due for 150 days or more, or that, being restructured, reach days past due greater than or equal to 60 days This category is deemed uncollectible. These loans are considered in default.

Consumer loan portfolio past due over 90 days or more, or that, being restructured, reach days past due greater than or equal to 60 days

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

For more information, see Note 4.1 Credit Risk.

Liquidity Risk Management

In each of our financial subsidiaries, the asset and liability management ALM team is responsible for managing the bank´s balance sheet and ensuring that the bank is able to meet its financial obligations. This includes managing the bank´s liquidity, interest rate risk, and other financial risks. The ALM team works closely with other teams within the bank, such as the treasury, risk management, and investment teams, to ensure that the bank´s overall risk profile is consistent with the risk appetite and regulatory requirement. The financing and liquidity models are decentralized and based on the autonomous management of each subsidiary. However, liquidity risk policies at the financial subsidiaries are compliant with guidelines established by the Superintendency of Finance and local regulators.

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

Grupo Aval's Colombian banking subsidiaries and Corficolombiana must maintain as deposits in Colombian Central Bank or cash on hand to comply with the reserve requirements of Colombian Central Bank and the Superintendency of Finance. These funds are part of reserve requirements and are calculated over the daily average of the different customer deposits. This requirement is 8% on demand and saving deposits, and 3.5% for time deposits with a term up to 18 months. For time deposits with tenors exceeding 18 months, the reserve requirement remained at 0%.

Following a strong rebound in 2022, the rise in inflation is becoming the main concern of Central Banks. Therefore, the short-term and long-term funding market have experienced an increase in its rates, anticipating to the increases in Central Banks’s rates, this has driven the asset management areas and risk areas to increase the frequency with which they monitor their liquidity risk indicators through their internal risk committees. This monitoring has allowed decisions to be made in a timely manner, mitigating risk situations that could affect the stability of our entities.

The Corporate risk units and our subsidiaries’ risk units, have been monitoring the behavior of our clients’ deposits daily. Our subsidiaries at the same time monitored and followed up on strategies to maintain liquidity at adequate levels.

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

During 2022, Grupo Aval’s financial subsidiaries in Colombia maintained adequate levels of high-quality liquid assets to meet the 30-day liquidity requirements, according to the methodology of the Superintendency of Finance. There is no evidence of any upcoming liquidity risk threat.  Notwithstanding the foregoing, the liquidity units of the financial subsidiaries have worked to measure the future impacts on the index considering the economic and commercial environment.

The following tables show the consolidated IRL Ratio as of December 31, 2022, and 2021 for each of our banks in Colombia and Corficolombiana, expressed in Ps billions and as a percentage.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

	(in Ps billions)
IRL – 7 days	10,865	10,234	5,338	5,923	4,141	3,847	1,828	2,507	1,542	819
IRL – 30 days	6,446	2,928	1,921	2,936	1,589	1,671	488	1,139	866	613

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

	(in percentages)
IRL – 7 days	1,328	673	744	348	463	525	488	829	358	221
IRL – 30 days	222	132	145	180	143	154	127	167	168	169

Supervised entities are required to calculate and report weekly to the Superintendency of Finance a short-term liquidity risk indicator. The Liquidity Risk Indicator (IRL for its initials in Spanish) is calculated over periods of 7 and 30 days and should be at least 100 percent. During 2022, Grupo Aval’s Colombian banks complied with the regulatory minimum requirement.

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

Supervised entities are required to calculate and report monthly to the SFC a long-term liquidity ratio. The Net Stable Funding Ratio (CFEN for its initials in Spanish) was adopted in phases, beginning at 80 percent of target in March 2020 and reaching 100 percent by March 2022 for banks with assets greater than or equal to 2 percent of total banking sector’s assets. Grupo Aval's Colombian banking subsidiaries must comply with the minimum requirement of 100 percent, in contrast, Corficolombia is exempt from CFEN ratio regulatory minimum requirement due to have assets under 2 percent of total banking sector´s assets and its core business is the active management of an equity portfolio. During 2022, Grupo Aval’s Colombian banks compliant the regulatory minimum requirement.

In line with the timeline specified in the 2019 publication, the CFEN became a minimum requirement of 100% on March 2022. The Superintendency of Finance issued External Circular 021 of 2022 which published (i) the list of criteria that interdependent foreign exchange assets and liabilities items must complied to be exclude from CFEN ratio, (ii) guidelines to categorized financial institution´s funding sources, (iii) and introduce a method seek to banks determined the stability of deposits from mutual funds and other investment vehicles. Additionally, the SFC, through this circular ratified that a 0% ASF factor will comprise deposits from financial institutions and mutual funds without deterministic maturity, form March 2023 onwards.

The following tables show the consolidated CFEN ratio for each of our banks in Colombia as well as for Corficolombiana, expressed as a percentage as of December 31, 2022, and 2021 as follows:

	At December 31, 2022
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
	(in Percentage)
CFEN	105.1	108.6	102.2	108.7	98.6

	At December 31, 2021
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
	(in Percentage)
CFEN	107.7	107.7	93.8	111.6	222.2

Market Risk Management

Market risk management focuses on the probability of changes in the value of the investment’s portfolios due to fluctuations in financial instruments’ prices. Market risk management systems are composed by a set of policies, procedures, and controls in order to identify, measure, monitor and control the sources of risk.

Grupo Aval, as a financial holding, does not have material market risk on its own but it monitors and oversees market risk at a consolidated entities level through reports received from its financial subsidiaries in charge of managing their own market risk. The financial subsidiaries present substantial market risk, primarily because of banks’ lending, trading and investment businesses. The main sources of market risks to which financial subsidiaries are exposed to: interest rate risk, foreign exchange rate risk, variations in stock price risk and investment fund risk:

●	Interest rate risk: because of mismatches between interest-rate-sensitive assets and liabilities, we are engaged in using interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with trading and non-trading activities.
●	Foreign exchange rate risk: because of mismatches between assets and liabilities, and off-balance sheet derivative instruments denominated in foreign currencies.
●	Variations in stock price risk: in connection with investments in equity securities, including our merchant banking investments.
●	Investment fund risk: primarily from investments in mutual funds.

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

All risk managers within Grupo Aval must ensure that each business activity is performed in accordance with the financial subsidiaries policies. These policies and procedures are followed in market risk decision-making in all business units and activities. Financial subsidiaries have established a Market Risk Management System “Sistema de Administración de Riesgos de Mercado”, or SARM (for its initials in Spanish), which meets the requirements of the Superintendency of Finance. Each financial subsidiary is responsible for setting limits and monitoring market risk.

Market risk management employees at Grupo Aval and financial subsidiaries are responsible for:

●	identifying, measuring, managing and controlling market risk exposures inherent in their businesses;
●	analyzing exposures under stress scenarios;
●	confirming compliance with risk management policies, reporting deviation from such policies, and proposing changes to policies when required;
●	designing value securities and financial instruments methodologies; and
●	reporting trading instruments’ market risk levels to senior management on a daily basis.

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

Trading Instruments

Trading instruments include positions in financial instruments acquired to take advantage of current and/or expected differences between purchase and sale prices. As a result of trading fixed rate and floating rate securities, equity securities, investment funds and foreign exchange, Grupo Aval and its financial subsidiaries are exposed to interest rate risk, stock prices risk, investment fund and foreign exchange rate risks, as well as volatility risk when derivatives are used. Financial subsidiaries trade foreign exchange, fixed income instruments, including fixed and floating rate securities, and derivative instruments (forwards, options, cross currency swaps and interest rate swaps).

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

Internal VaR

Financial subsidiaries use internal models to manage market risk. Parameters are set to adapt to the evolution of volatility of the risk factors over time using statistical methods to estimate them. Internal VaR models usually give more weight to recent data in the time of calculations to reflect actual market conditions. The corporate governance bodies of the financial subsidiaries set limits based on this VaR measure to control the market risks. Parametric VaR and historical simulation methodologies are also used.

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

To strictly control the trading portfolios, each entity has limits for every risk factor. To determine the limits, the impact of the variation in each asset class is considered. These risk limits are validated through stress testing based on historical extreme scenarios.

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

A significant portion of market risk of the financial subsidiaries is interest rate risk generated by long positions held in peso-denominated Colombian government debt. Financial subsidiaries prefer these securities because the government debt market is the largest and most developed of the local financial markets. Additionally, government debt securities support the liquidity management as they are eligible for Colombian Central Bank overnight repo funding and are classified as high-quality liquid assets. Government debt securities also carry a zero weight for capital adequacy calculations making them attractive in terms of use of capital. These factors provide an incentive to invest in government debt securities and diversify less into other debt securities that do not possess these characteristics.

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

Variations in stock price risk in Grupo Aval, derive mainly from Corficolombiana’s non-financial investment portfolio. The Superintendency of Finance’s methodology for determining VaR for variations in stock price risk outlined above resulted in the incorporation of Corficolombiana’s consolidated and non-consolidated equity securities in non-financial institutions.

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

The following tables show the VaR calculation, for each subordinate on a consolidated basis and Porvenir, relating to of the risk factors described above and based on the Superintendency of Finance’s methodology (Regulatory VaR) for the years ended December 31, 2022, and 2021. The average, minimum and maximum levels are determined based on end-of quarterly calculations, using 4-quaterly data points of the year analyzed.

Banco de Bogotá

					At
					December 31,
	Year ended December 31, 2022				2021
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	440,531	441,281	460,435	426,736	834,269
Foreign exchange rate risk VaR	171,517	133,241	179,646	87,497	70,029
Variations in equity price risk VaR	3,870	4,182	4,650	3,759	2,820
Fund risk VaR	143,705	118,107	143,705	108,165	106,827

Banco de Occidente

					At
					December 31,
	Year ended December 31, 2022				2021
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	173,355	196,810	243,326	173,355	255,312
Foreign exchange rate risk VaR	15,681	3,354	15,681	99	2,749
Variations in equity price risk VaR	—	—	—	—	—
Fund risk VaR	83,479	80,639	83,479	75,869	69,551

Banco Popular

					At
					December 31,
	Year ended December 31, 2022				2021
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	121,194	130,739	144,932	121,194	151,504
Foreign exchange rate risk VaR	5,796	5,618	6,711	4,290	5,649
Variations in equity price risk VaR	147	143	148	140	144
Fund risk VaR	20,548	15,952	20,548	12,209	15,964

Banco AV Villas

					At
					December 31,
	Year ended December 31, 2022				2021
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	84,749	99,727	120,545	82,312	125,004
Foreign exchange rate risk VaR	98	48	106	9	41
Variations in equity price risk VaR	—	—	—	—	—
Fund risk VaR	11,864	2,090	11,864	158	1,754

Porvenir

					At
					December 31,
	Year ended December 31, 2022				2021
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	29,363	40,927	61,686	25,698	44,976
Foreign exchange rate risk VaR	976	577	1,682	93	272
Variations in equity price risk VaR	2,541	2,579	3,379	1,404	2,673
Fund risk VaR	788	5,504	15,922	788	1,924

Corficolombiana

					At
					December 31,
	Year ended December 31, 2022				2021
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	160,195	172,466	185,935	148,170	195,119
Foreign exchange rate risk VaR	23,090	15,882	40,422	3,828	1,876
Variations in equity price risk VaR	6,557	9,308	13,350	6,017	13,267
Fund risk VaR	692	1,087	1,609	692	1,423

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

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have been in the portfolio for many years and are intended to remain as permanent investments. At December 31, 2022 and 2021, the investments subject to regulatory VaR were the holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2022 and 2021.

	At December 31,
	2022			2021
	Investment			Investment
	subject to		Percentage	subject to
	Regulatory	Regulatory	of	Regulatory	Regulatory	Percentage of
	VaR	VaR	portfolio	VaR	VaR	portfolio
More than 36 months	44,122	6,486	100%	85,229	12,617	100%
Total	44,122	6,486	100%	85,229	12,617	100%

Non-Trading Instruments

Non-trading instruments consist mainly of loans and deposits. Our banks’ primary market risk exposure in non-trading instruments is interest rate risk, which arises from the possibility of changes in market interest rates. Those changes in market interest rates affect our banks’ net interest income due to timing differences on their assets and liabilities repricing. Additionally, our banks are affected by gaps in maturity dates and interest rates in different asset and liability accounts.

For more information, see Note 4.2.4 Interest Rate Risk to our audited consolidated financial statements for a breakdown of our financial assets and liabilities by maturity bands and by interest rate type.

As part of their management of interest rate risk, financial subsidiaries analyze the interest rate mismatches between their interest-earning assets and their interest-earning liabilities. This sensitivity analysis based on hypothetical changes assumes the composition of Grupo Aval’s balance sheet remains constant over the period being measured.

The following analysis estimates the sensitivity of outstanding balances of financial assets and financial liabilities to variations in interest rates on December 31, 2022. The analysis assumes constant market parameters, without including the effects of discretional customer decisions and changes in macroeconomic fundamentals over financial assets and liabilities. Assumes also no subject matter expert discretionary management. As a result, if interest rates were to increase 100 basis points, assuming no asymmetrical movement in yield curves and a constant structure of the Statement of financial position (no changes in maturities and assuming simultaneous repricing), net income before income tax expense for the year 2022 would have been Ps. 353,827 higher, mainly as a result of higher interest income on variable interest assets and partially offset by higher interest expenses on variable interest liabilities and lower fair values of securities at fair value through profit or loss. The portion of assets at variable rates is greater than the liabilities at variable rate. Other comprehensive income in equity would have been Ps. 538,385 (2021: Ps. 850,710) lower, mainly because of a decrease in the fair value of fixed rate financial assets classified as fair value through OCI.

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

Operational Risk Management

Grupo Aval defines operational risk as "the risk of incurring losses due to deficiencies, failures or inadequate functioning of our processes, technology, infrastructure or human resources, as well as the occurrence of external events associated with them, including legal risk". Operational risk is inherent to all services, products, activities, processes and systems, and affects all business and support areas, so all employees are responsible for managing and controlling the risks that arise in the development of their activities.

The operational risk policies in Grupo Aval and financial subsidiaries are aimed at complying with the guidelines established by Superintendency of Finance. These guidelines require to establish a system of operational risk management (SARO) that includes identification, measurement, control and monitoring of functions required to ensure adequate risk management..

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

At Grupo Aval, an operational risk management committee, composed of the heads of the operational risk units of each financial subsidiary and staff of Grupo Aval risk management, was established. The main activities of this committee, are as follows:

•coordinate the analysis of regulation and the impact in Grupo Aval's financial subsidiaries;

•identify and apply operational risk management best practices;

•monitor the financial subsidiaries' operational risk management performance systems;

•coordinate the standardization of operational risk methodologies;

•identify and implement operational risk management tools; and

•standardization of criteria in the search for business continuity tools.

The maturity of our the Business Continuity Management system represents our commitment to a strong and resilient culture, providing all stakeholders with contingency solutions that enable them to increase their confidence in managing events that disrupt the normal operation of our business. The execution of business continuity testing has been developed to identify strengths and opportunities for improvement in the entities' operation scheme. As a result, the strategies and preparedness preparation of the funcional teams and technological teams and processes proved to be effective in facing disruption scenarios.

The guidelines established by Grupo Aval's Corporate Business Continuity Committee aim to support compliance with business continuity requirements based on the a deep knowledge of the policies and activities developed by each entity. Remote work has been an effective contingency strategy for Grupo Aval and its Subsidiary Entities with which it has responded in a timely manner to the needs of all stakeholders.

Grupo Aval and its financial entities adopted the guidelines established by the Superintendency of finance, related to operational risk management and what was established in Decree 1421 issued on August 6, 2019, complying with the capital requirements for operational risk.

For the determination of capital requirements for Operational Risk, the Value at Operational Risk (VeR RO) calculated in accordance with the instructions set forth in Chapter XXIII of the Basic Accounting and Financial Circular (CBCF) is used. Credit institutions base their calculation on the standard method defined in Annex 1 of the referred chapter in order to determine the exposure to operational risk. The standard model includes a transition table for the estimation of the IPI (internal loss indicator) which may be used until December 2025, while each entity undergoes the certification process of the operational risk event base, in accordance with the provisions of the Circular:

Term	Minimum IPI
Effective January 2021	0.7
Effective January 2022	1.0
Effective January 2023	1.3
From January 2024 through December 2025	1.5

During 2022, Banco de Occidente and Corficolombiana submitted for approval by the Financial Superintendency of Colombia their operational risk event bases, therefore, for the calculation of the VeRRo they are using the IPI according to their own operational risk event base, for the case of the pension and severance fund management company the Financial Superintendency has established a different methodology contained in Annex 2.

Below are the figures by Entity as of the end of December 2022 compared to 2021:

	At December 31, 2022		At December 31, 2021
Entity	Value	Basis Points of Regulatory Capital	Value	Basis Points of Regulatory Capital

	(in Ps millions)
Banco de Bogotá	6,412	86	10,857	96
Banco de Occidente	2,525	76	1,671	60
Banco Popular	1,288	79	801	61
Banco AV Villas	909	88	614	78
Corficolombiana	3,372	806	2,112	597
Porvenir	1,420	113	1,510	476

It should be noted that the difference between the periods for Banco de Bogotá VeRRo is due to the spin-off of BAC, this information is detailed in note 1.1 Discontinued operation BAC Holding.

Non-Financial Risk Review

Grupo Aval and its subsidiaries are committed to the preservation of integrity through compliance with applicable laws, regulations, and ethical standards in each of the markets in which they operate. All employees are expected to adhere to these laws, regulations and ethical standards and management of each subsidiary is responsible for ensuring such compliance. Compliance is an essential ingredient of good corporate governance.

The compliance function covers all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, consumer protection, antibribery and anticorruption, as well as compliance with the standards of the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) in some subsidiaries including the most significant from a quantitative perspective.

The compliance function is independent of the business lines in all our subsidiaries and promotes adherence to the rules, oversight requirements, principles, and values of good conduct through all our companies. The corporate governance structure at Grupo Aval establishes standards, policies and best practices that apply to each company to enforce the standard requirements, that business units should follow. The compliance or risk units in each subsidiary enforce the application of the corporate and internal policies providing advice and information in the interest of employees, customers, shareholders, and supervisors.

The compliance function in our financial subsidiaries is incorporated into the risk areas with access to the board of directors and its committees through the Chief Risk Officer or its equivalent. In addition, the legal departments of each financial subsidiary, have access to these bodies on a regular basis. This structure is aligned with banking regulatory requirements and supervisory expectations. In non-financial subsidiaries the compliance function is in charge of the area of compliance.

The compliance unit assists Management at the entity level in identifying and assessing potential compliance issues as well as providing guidance to staff on compliance laws, rules, and standards, and performs a monitoring and reporting role. The legal departments or its equivalent of the subsidiaries have the primary responsibility for identifying and interpreting compliance laws, rules, and standards, and for aiding in drafting related policies and procedures. The internal audit units review the adequacy of controls established to ensure compliance with policies, plans, procedures, and business objectives, in accordance with the annual internal audit plan and legal requirements, as well as COSO 2013 as internal control framework.

Anti-money laundering and terrorist financing

Grupo Aval and its financial subsidiaries must comply with the guidelines established by local authorities and the Superintendency of Finance of Colombia (which, in turn, follows international standards). These guidelines require that Colombian financial entities establish a risk management system for risks related to money laundering and terrorist financing (Sistema de Administración de Riesgo de Lavado de Activos y Financiación del Terrorismo - SARLAFT) which includes the identification, measurement, control, and monitoring functions to prevent and mitigate the materialization of risks related to money laundering and terrorist financing.

In compliance with the regulations of the Superintendency of Corporations, the obligated entities by this authority, in the non-financial sector, have implemented the control system for the prevention of the money laundering and financing of terrorism called SAGRILAFT (Sistema de Autogestión de Riesgo Integral de Lavado de Activos y Financiación del Terrorismo). A methodology for measuring the maturity level of the system to prevent money laundering and terrorist financing was defined, consisting of an annual self-evaluation that includes qualitative factors of the compliance program ranging from the control environment to monitoring the effectiveness of the controls.

Bimonthly Corporate Committees are held with the participation of the Compliance Officers of the principal entities. Through these instances, Grupo Aval ensures that best practices are adopted by the companies, and undertakes a periodic review of the methodology, risk factors and risks materializations. Depending on their impact an assessment is made in these committees to determine if there are gaps in the factors considered (ranging from policies, organization, knowledge of the client, identification of unusual operations, status of communications, acquisition, development and maintenance of systems, incident management, degree of compliance, strategy, government, and control architecture, among others) or improvement opportunities. Compliance Officers in each subsidiary are required to report periodically the main findings and assessment of the anti-money laundering risk to the board of directors.

All local financial subsidiaries, and the obligated entities by the Superintendency of Corporations in the non-financial sector required to implement the control system for the prevention of money laundering and financing of terrorism – SAGRILAFT, in compliance with local regulations, must report suspicious transactions to the UIAF (Unidad de Información y Análisis Financiero) of the Ministry of Finance.

Annually, each subsidiary must certify to Grupo Aval holding the degree of compliance with corporate policies and procedures for the calendar year that ends, based on program maturity goals. According to this, each of our subsidiaries must comply the minimum standards defined by Grupo Aval, even if the local regulation is less demanding.

Anti-bribery and anti-corruption

Grupo Aval has designed controls to safeguard that its employees act with integrity in all of their dealings and strictly prohibits bribery and corruption in any form. Anti-corruption principles are stated in the Corporate Anti-Corruption Policy and are summarized below, based on the fundamental principle of zero tolerance:

●	Employees of Grupo Aval and of all its subsidiaries must conduct their business fairly, honestly, accountably and transparently; therefore, all forms of corruption, including facilitation payments, are strictly prohibited;
●	Ethical lines of Grupo Aval and its subsidiaries are available to employees and third-parties. Any complaints are carefully investigated, ensuring appropriate actions and the whistleblowers anonymity. Other means such as email and web pages can be used to report corruption events;
●	Gifts or entertainment must always be proportionate and reasonable, must have a legitimate purpose and must not create a conflict of interest or the perception thereof;
●	Donations and sponsorships are controlled, regulated by strict principles, and should be reported to Compliance Officers; and
●	Questionable behavior should be challenged, and rumors of improper payments or activities should be reported to management or could be reported via the whistleblower reporting channels.

In accordance with the above, Grupo Aval monitors that the accounting records of transactions with high exposure to anti-corruption and anti-bribery laws accurately reflect such transactions and their proper accountancy.

A corporate methodology has been established to identify, assess, document and manage corruption risks. It includes semi-annually updating of the risk – controls matrix, applying the approved methodology and annual evaluation of the risk of corruption at the level of each entity.

We have designed a process of self-assessment and annual certification applicable to all the Grupo Aval subordinates which consists of evaluating the environment of control and the way in which each subordinate is mitigating the anti-corruption risks identified, with a special emphasis on particular issues such as donations, gifts, invitations, sponsorships, and TPI (third parties intermediaries) administration. The policies also apply to acquisitions and joint ventures.

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

Conglomerate Risk

As of December 31, 2022, Aval Financial Conglomerate includes 29 Colombian and foreign entities that undertake activities under the supervision of the Superintendency of Finance (SFC).

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

To assess this risk, Grupo Aval Risk managemet´s unit, considers the relationships and exposures between entities of the conglomerate, and between these and their related entities or affiliates.  Once those relationships are considered, through subject matter expert criteria and correlation analysis, it considers if also due to market perception and/or the potential materialization of reputational risk, those related entities can be affected by potential contagion. This type of risk defined broadly as: “risk arising from negative perception on the part of customers, counterparties, shareholders, investors, debt-holders, market analysts, other relevant parties or regulators that can adversely affect a bank’s ability to maintain existing, or establish new, business relationships and continued access to sources of funding”-Basel definition. This risk is understood by local regulators as the possibility of loss incurred by a financial conglomerate’s entity due to dispute, bad image, negative publicity, true or not, with respect to the same institution or its business practices, which causes loss of customers or decrease in income.

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

3.	Concentration risk: Corresponds to the risk that an exposure to a single counterparty can: (i) generate losses that compromise the stability and financial position of the financial conglomerate, or (ii) disturbs the normal development of its business; or (iii) generate a material change in the risk profile of the financial conglomerate.

As part of the management of concentration risk in the financial conglomerate, Grupo Aval analyzes risk factors such as lines of business, geographical location, economic sector, and counterparties. Additionally, the concentration of service providers, shared service centers and the eventual occurrence of natural disasters are analyzed.

The Financial Holding has an organizational structure that promotes and facilitates the risk management of the financial conglomerate, while recognizing the organizational structure and the legal and governance autonomy of the entities that belong to the financial conglomerate.

Grupo Aval, with the support of Risk Committee, monitors Risk Management Framework, Risk Appetite Framework of the Financial Holding, and the Financial Conglomerate’s Risk Profile to communicate in a timely manner to the board of directors about possible deviations from risk levels established and issue recommendations to take corrective actions and/or to modify policies when it is necessary.

As of December 31, 2022, financial conglomerate's risks management function was carried out in accordance with the defined policies, procedures, and methodologies.

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

For the year ended December 31, 2022 we received U.S.$0.93 million in payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.          Defaults

No matters to report.

B.          Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Material modifications to instruments

Not applicable.

B.          Material modifications to rights

Not applicable.

C.          Withdrawal or substitution of assets

Not applicable.

D.          Change in trustees or paying agents

Not applicable.

E.          Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.          Disclosure controls and procedures

As of December 31, 2022, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes, in accordance with generally accepted accounting principles. These include those policies and procedures that:

1.	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;
2.	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and
3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Officer and our Chief of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the guidelines set forth by the COSO 2013.

Based on this assessment, management believes that, as of December 31, 2022, its internal control over financial reporting was effective.

C.          Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2022, has been audited by KPMG, an independent registered public accounting firm. KPMG’s Report of Independent Registered Public Accountant Firm appears on page F-2.

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

ITEM 16B. Code of ethics

New York Stock Exchange rules for U.S. companies require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have in place a code of ethics that applies to the Company’s officers and employees, which is available on Grupo Aval’s website (www.grupoaval.com).

ITEM 16C. Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2022	2021

	(In Ps millions)
Audit fees	32,508	36,324
Audit-related fees	—	—
Tax fees	56	17
All other fees paid	—	—

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 32,508 million and Ps 36,324 million for the years 2022 and 2021, respectively.

Additionally, tax fees paid, which include other consultancy fees different from audit and audit-related fees, totaled Ps 56 million and Ps 17 million for the years ended 2022 and 2021, respectively.

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

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

Grupo Aval may repurchase its shares only with retained earnings. On the other hand, Colombian law prohibits the repurchase of shares of entities under the comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance. As such, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir and their respective financial subsidiaries are not permitted to repurchase their shares or Grupo Aval’s shares.

The following table presents the number of our preferred shares approved for purchase by us or by “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended):

			Total Number of Shares	Maximum Number of
			Purchased as Part of	Shares that May Yet be
	Total Number of Shares	Average Price Paid per	Publicly Announced Plans	Purchased Under the Plans or
Period	Purchased	Share	or Programs	Programs
January, 2022	—	—	—	98,275,999
February, 2022	—	—	—	98,275,999
March, 2022	—	—	—	—
April, 2022	—	—	—	—
May, 2022	—	—	—	712,304,273
June, 2022	—	—	—	712,304,273
July, 2022	—	—	—	712,304,273
August, 2022	—	—	—	712,304,273
September, 2022	—	—	—	712,304,273
October, 2022	—	—	—	712,304,273
November, 2022	9,631,300	550	9,631,300	702,672,973
December, 2022	17,995,000	547	17,995,000	684,677,973

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

See “Item 16B. Code of Ethics.”

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

ITEM 16H. Mine safety disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see page F-1.

ITEM 19. Exhibits

1.1	English translation of By-laws of Grupo Aval. (incorporated by reference to our Annual Report on Form 20 – F for the year ended December 31, 2021, filed with the SEC on April 21, 2022).

2.1

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

2.4

Supplemental Indenture to the Indenture dated as of February 4, 2020 among Grupo Aval Limited, as Issuer, Grupo Aval
Acciones y Valores S.A., as guarantor and Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent
and Transfer Agent, dated as of February 23, 2022. (incorporated by reference Exhibit 2.6 to our Annual Report on Form 20 – F for the year ended December 31, 2021, filed with the SEC on April 21, 2022).

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

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aval Acciones y Valores S.A. and subsidiaries (Grupo Aval) as of December 31, 2022 and 2021, the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements).  We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  Also in our opinion, Grupo Aval maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(i)	Assessment of the loss allowance on the loan portfolio

As discussed in Notes 4.1.5 and 11 to the consolidated financial statements, Grupo Aval’s loss allowance for its loan portfolio was 9,197,514 million of Colombian pesos as of December 31, 2022.  The Group measures the loss allowance for its loan portfolio at an amount equal to lifetime Expected Credit Losses (ECL), except for those loans that have not experienced a Significant Increase in Credit Risk (SICR) since their initial recognition for which Grupo Aval calculates a twelve-month ECL.  The loss allowance for the loan portfolio reflects a probability weighted outcome that considers multiple economic scenarios based on forecasts of future economic conditions and is determined as a function of Grupo Aval’s estimate of the Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) of each loan.  Grupo Aval uses complex models which incorporate inputs and assumptions that require knowledge of the market and experience in the industry.

We identified the assessment of the loss allowance for the loan portfolio as a critical audit matter.   Significant auditor judgment was required because there is a high degree of measurement uncertainty due to significant judgments inherent to the methodology, including judgments on forward-looking information.  Assessment of the loss allowance on the loan portfolio required significant auditor attention and complex auditor judgment as well as specialized skills and industry knowledge.

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

(ii)	Assessment of the revenue recognized from concession arrangements in the construction phase and the fair value of financial assets related to concession arrangements.

As discussed in Notes 2.20, 5 and 16 to the consolidated financial statements Grupo Aval has
3,507,231 million of Colombian pesos of financial assets arising from concession contracts which are measured at fair value and classified as level 3 and 7,329,700 million of Colombian pesos of intangible assets derived from concession contracts in the construction phase as of December 31, 2022.  Grupo Aval is party to concession arrangements with the government for the construction and subsequent maintenance of infrastructure, for a given period of time.  In exchange Grupo Aval is entitled to receive direct payments from the government and / or fees charged to the end users of the infrastructure.  During the construction phase Grupo Aval recognizes revenue and a financial asset for payments that are unconditionally guaranteed, and / or an intangible asset for payments which are linked to the use of the infrastructure.  Performance obligations related to the construction services are satisfied over time and the amount of revenue recognized is dependent on the stage of completion of the construction services and the fair value of the asset being recognized.  Grupo Aval has designated some of the financial assets related to concession arrangements to be measured at fair value through profit or loss subsequent to initial recognition.

We identified the assessment of the revenue recognized from concession arrangements in the construction phase and the fair value of financial assets related to concession arrangements as a critical audit matter.  It involved significant auditor judgment and audit effort, including the involvement of valuation professionals with specialized skills and knowledge.  For contracts in the construction phase, auditor judgment was required to assess the estimated costs to completion and to evaluate the models developed by Grupo Aval to estimate the fair value at recognition of the financial and intangible assets as well as the significant unobservable inputs and assumptions to these models.  For financial assets related to concession arrangements subsequently measured at fair value through profit or loss, auditor judgment was required to evaluate the models developed by Grupo Aval to estimate their fair value as well as the significant unobservable inputs and assumptions to these models.  The significant unobservable inputs and assumptions to the models include the weighted average cost of capital (WACC), the future inflation rates and the projected income from the use of the infrastructure.

The following are the primary procedures we performed to address this critical audit matter.  We evaluated the design and tested the operating effectiveness of certain internal controls related to Grupo Aval’s process to determine the fair value of financial assets arising from concession contracts and the revenue to be recognized from contracts in the construction phase.  This included controls related to: (i) the review of the inputs and assumptions used; (ii) the review of the estimation of costs to completion; and (iii) the review and approval of the fair value of the assets and the amount of revenue to be recognized.  We involved valuation professionals with specialized skills and knowledge who assisted in: (i) assessing whether the internally developed models are consistent with valuation practices generally used for that purpose and IFRS; (ii) comparing the WACC to a range determined using market-verified macroeconomic assumptions; (iii) evaluating the future inflation rates by comparing to available market data; (iv) assessing estimated costs to completion including the assumptions used; (v) evaluating the projected income from the use of the infrastructure by comparing to internal and external data, where available; and (vi) evaluating Grupo Aval´s ability to accurately forecast inflation and construction costs, by comparing a selection of previously estimated values to the actual values realized

/s/ KPMG S.A.S.

KPMG S.A.S
We have served as Grupo Aval’s auditor since 1985
Bogotá Colombia

April 13, 2023

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

As of December 31, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	Notes		2022		2021
Assets
Cash and cash equivalents	6, 7	Ps.	17,032,857	Ps.	36,642,829

Trading assets	6, 8		11,841,407		10,986,770
Investment securities	6, 9		33,674,477		44,664,373
Hedging derivative assets	6, 10		20,854		44,248

Loans:	4.1, 6, 11
Commercial			110,742,842		125,246,237
Consumer			59,419,444		76,889,145
Mortgages			17,883,355		29,120,316
Microcredit			267,720		317,739
			188,313,361		231,573,437
Loss allowance	4.1.5		(9,197,514)		(11,275,612)
Total loans, net			179,115,847		220,297,825

Other accounts receivable, net	6, 12		23,380,573		19,027,205
Non-current assets held for sale	13		92,830		208,426
Investments in associates and joint ventures	14		1,423,343		1,172,829

Tangible assets:	15
Property, plant and equipment for own-use and given in operating lease, net			4,812,254		6,192,236
Right-of-use assets			1,329,594		1,900,396
Investment properties			880,963		852,935
Biological assets			212,630		154,986
			7,235,441		9,100,553
Intangibles
Concession arrangement rights	16		13,242,706		11,098,116
Goodwill	17		2,248,217		8,486,560
Other intangible assets	18		2,040,158		1,886,042
			17,531,081		21,470,718

Income tax assets:	19
Current			1,782,658		842,408
Deferred			1,851,218		1,765,265
			3,633,876		2,607,673

Other assets			608,650		680,476
Total assets		Ps.	295,591,236	Ps.	366,903,925

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position, continued

As of December 31, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	Notes		2022		2021
Liabilities and equity
Liabilities

Trading liabilities	6, 8	Ps.	1,757,606	Ps.	1,049,910
Hedging derivative liabilities	6, 10		3,568		55,813

Customer deposits:	20
Checking accounts			25,932,053		59,225,849
Savings accounts			74,293,894		89,097,128
Time deposits			72,273,697		85,530,244
Other			841,505		617,201
			173,341,149		234,470,422

Financial obligations:	21
Interbank borrowings and overnight funds			9,087,921		10,672,415
Borrowings from banks and others			30,309,358		27,124,710
Bonds issued			28,362,221		32,257,932
Borrowings from development entities			4,357,275		3,227,269
			72,116,775		73,282,326

Provisions:	23
Legal related			229,193		247,529
Non legal related			997,978		902,732
			1,227,171		1,150,261

Income tax liabilities:	19
Current			228,817		382,348
Deferred			5,062,670		4,332,366
			5,291,487		4,714,714
Employee benefits	22		890,019		1,163,076
Other liabilities	24		10,141,802		11,545,756
Total liabilities			264,769,577		327,432,278

Equity
Owners of the parent:	25
Subscribed and paid-in capital			23,744		22,281
Additional paid-in capital			9,571,374		8,490,799
Retained earnings			8,018,417		13,383,391
Other comprehensive income			(1,146,565)		1,117,182
Equity attributable to owners of the parent			16,466,970		23,013,653
Non-controlling interests	26		14,354,689		16,457,994
Total equity			30,821,659		39,471,647
Total liabilities and equity		Ps.	295,591,236	Ps.	366,903,925

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Income

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	For the years ended
Continuing operations	Notes		2022		2021 (1)		2020 (1)
Interest income calculated using the effective interest method
Loan portfolio	11	Ps.	17,559,516	Ps.	11,882,144	Ps.	12,458,065
Investments in debt securities			1,843,516		909,265		758,033
Total interest income			19,403,032		12,791,409		13,216,098

Interest expense
Deposits
Checking accounts			(159,114)		(62,378)		(112,034)
Savings accounts			(3,555,844)		(875,439)		(1,292,232)
Time deposits			(4,041,474)		(1,700,128)		(2,173,484)
			(7,756,432)		(2,637,945)		(3,577,750)
Financial obligations
Interbank borrowings and overnight funds			(678,114)		(162,455)		(280,387)
Borrowings from banks and others			(887,133)		(401,742)		(468,992)
Bonds issued			(2,092,843)		(1,368,660)		(1,347,378)
Borrowing from development entities			(249,873)		(90,028)		(127,138)
			(3,907,963)		(2,022,885)		(2,223,895)
Net interest income			7,738,637		8,130,579		7,414,453

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable			(3,120,403)		(3,192,335)		(4,592,127)
Other financial assets			(16,723)		(660)		(16,834)
Recovery of charged-off financial assets			643,978		471,912		328,096
Net impairment loss on financial assets			(2,493,148)		(2,721,083)		(4,280,865)
Net interest income, after impairment losses			5,245,489		5,409,496		3,133,588

Income from commissions and fees			3,874,439		3,795,929		3,447,241
Expenses from commissions and fees			(970,676)		(731,742)		(635,713)
Net income from commissions and fees	28		2,903,763		3,064,187		2,811,528

Income from sales of goods and services			12,141,327		10,450,914		9,144,789
Costs and expenses of sales goods and services			(7,596,231)		(7,351,979)		(6,321,488)
Gross profit from sales of goods and services	28		4,545,096		3,098,935		2,823,301

Net trading income	29		1,559,626		922,281		1,288,142
Net income from other financial instruments mandatorily at fair value through profit or loss	16		278,751		270,095		252,355
Other income	30		(848,571)		389,680		857,188
Other expenses	30		(7,409,783)		(6,790,056)		(6,324,231)

Net income before tax expense			6,274,371		6,364,618		4,841,871
Income tax expense	19		(2,271,404)		(2,323,428)		(1,360,067)
Net income from continuing operations		Ps.	4,002,967	Ps.	4,041,190	Ps.	3,481,804

Net income from discontinued operations, net of tax	1.1		866,166		1,627,312		1,149,812
Net income for the year		Ps.	4,869,133	Ps.	5,668,502	Ps.	4,631,616

Net income attributable to owners of the parent
Net income for the period from continuing operations			1,888,895		2,179,180		1,559,181
Net income for the period from discontinued operations, net of tax	1.1		593,990		1,118,556		790,340
Owners of the parent	25	Ps.	2,482,885	Ps.	3,297,736	Ps.	2,349,521

Net income attributable to non-controlling interests
Net income for the period from continuing operations			2,114,072		1,862,010		1,922,623
Net income for the period from discontinued operations, net of tax	1.1		272,176		508,756		359,472
Non-controlling interests	26	Ps.	2,386,248	Ps.	2,370,766	Ps.	2,282,095
Net income for the year		Ps.	4,869,133	Ps.	5,668,502	Ps.	4,631,616

Net income per share basic and diluted (in Colombian pesos, see note 25)			107.29		148.01		105.45

(1) Comparative information has been re-presented due to a discontinued operation disclosed in Note 1.1.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Other Comprehensive Income

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	For the years ended
	Notes		2022		2021		2020
Net income for the year		Ps.	4,869,133	Ps.	5,668,502	Ps.	4,631,616
Other comprehensive income
Items that will be reclassified to profit or loss
Net (losses) gain on hedges of net investments in foreign operations:	10, 25.5
Hedged items			(6,675,329)		2,565,637		883,022
Hedging derivative instrument			4,051,499		(403,983)		(1,034,816)
Hedging non-derivative instrument			2,549,821		(1,198,919)		(366,195)
Cash flow hedges	10, 25.5		(2,396)		7,980		832
Foreign currency translation differences from unhedged foreign operations	25.5		1,356,213		(180,798)		(548,706)
Unrealized (losses) gains on securities at FVOCI
Debt financial instruments	9, 25.5		(2,187,495)		(1,346,315)		172,906
Investments in associates and joint ventures	14, 25.5		81,730		(846)		13,059
Income tax expense	19, 25.5		(1,926,071)		1,089,263		452,005
			(2,752,028)		532,019		(427,893)

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property	25.5		461		4,718		9,014
Unrealized (losses) gains on equity securities at FVOCI	9.4, 25.5		(439,150)		(110,397)		193,880
Actuarial gains (losses) from defined benefit pension plans	22, 25.5		95,819		61,665		(9,488)
Income tax expense	19, 25.5		(67,977)		(35,246)		5,176
			(410,847)		(79,260)		198,582

Other comprehensive income, net of taxes	25.5		(3,162,875)		452,759		(229,311)
Total comprehensive income, net of taxes		Ps.	1,706,258	Ps.	6,121,261	Ps.	4,402,305

Total comprehensive income for the year attributable to:
Owners of the parent		Ps.	219,138	Ps.	3,552,905	Ps.	2,118,087
Non-controlling interests			1,487,120		2,568,356		2,284,218
		Ps.	1,706,258	Ps.	6,121,261	Ps.	4,402,305

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Changes in Equity

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

									Equity
	Subscribed		Additional		Appropriated		Other		attributable to		Non-
	and paid-in		paid – in		retained		comprehensive		owners of the		controlling
	capital		capital		earnings		income (OCI)		parent		interest (NCI)		Total equity
Balance as of January 1, 2020	Ps.	22,281	Ps.	8,445,766	Ps.	10,289,073	Ps.	1,093,447	Ps.	19,850,567	Ps.	13,497,702	Ps.	33,348,269
Issuance of shares		—		—		—		—		—		21		21
Business combination (1)		—		—		—		—		—		465,902		465,902
Declared dividends (2)		—		—		(1,336,861)		—		(1,336,861)		(963,721)		(2,300,582)
Equity transactions		—		25,104		—		—		25,104		(126,503)		(101,399)
Preferred shares		—		—		(8,628)		—		(8,628)		(383,244)		(391,872)
Effect of realization of equity instruments		—		—		14,728		—		14,728		22,516		37,244
Other comprehensive income		—		—		—		(231,434)		(231,434)		2,123		(229,311)
Withholding Tax over dividends		—		—		(5,699)		—		(5,699)		(14,632)		(20,331)
Net income		—		—		2,349,521		—		2,349,521		2,282,095		4,631,616
Balance as of December 31, 2020	Ps.	22,281	Ps.	8,470,870	Ps.	11,302,134	Ps.	862,013	Ps.	20,657,298	Ps.	14,782,259	Ps.	35,439,557
Issuance of shares		—		—		—		—		—		120		120
Declared dividends (2)		—		—		(1,203,175)		—		(1,203,175)		(870,500)		(2,073,675)
Equity transactions		—		19,929		—		—		19,929		(19,929)		—
Preferred shares		—		—		(14,302)		—		(14,302)		(310)		(14,612)
Effect of realization of equity instruments		—		—		6,738		—		6,738		3,567		10,305
Other comprehensive income		—		—		—		255,169		255,169		197,590		452,759
Withholding Tax over dividends		—		—		(5,740)		—		(5,740)		(5,569)		(11,309)
Net income		—		—		3,297,736		—		3,297,736		2,370,766		5,668,502
Balance as of December 31, 2021	Ps.	22,281	Ps.	8,490,799	Ps.	13,383,391	Ps.	1,117,182	Ps.	23,013,653	Ps.	16,457,994	Ps.	39,471,647
Issuance of shares (3)		1,463		1,082,307		—		—		1,083,770		572,085		1,655,855
Declared dividends in shares (2)		—		—		(1,083,770)		—		(1,083,770)		(572,008)		(1,655,778)
Declared dividends in cash (2)		—		—		(119,405)		—		(119,405)		(550,390)		(669,795)
Equity transactions (4)		—		(1,732)		—		—		(1,732)		(13,359)		(15,091)
Spin Off (5)		—		—		(6,638,961)		—		(6,638,961)		(3,019,613)		(9,658,574)
Effect of realization of equity instruments		—		—		(5,188)		—		(5,188)		(2,312)		(7,500)
Other comprehensive income (6)		—		—		—		(2,263,747)		(2,263,747)		(899,128)		(3,162,875)
Withholding Tax over dividends (7)		—		—		(535)		—		(535)		(4,828)		(5,363)
Net income		—		—		2,482,885		—		2,482,885		2,386,248		4,869,133
Balance as of December 31, 2022	Ps.	23,744	Ps.	9,571,374	Ps.	8,018,417	Ps.	(1,146,565)	Ps.	16,466,970	Ps.	14,354,689	Ps.	30,821,659
(1)	See note 35 “Business combination”.
(2)	See note 25.2 “Declared Dividends”.
(3)	See note 25 “Equity attributable to owners of the parent”.
(4)	See note 25.4. “Equity transactions”.
(5)	See note 1.1. “Discontinued operations of BAC Holding”.
(6)	Include the realization of OCI of discontinued operation - See note 1.1. “Discontinued operations of BAC Holding”, and see note 25.5 “Consolidated Other Comprehensive Income (OCI)”
(7)	See note 19.8 “Withholdings tax on dividends paid between entities”.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	Notes		2022		2021 (1)		2020 (1)
Cash flows from operating activities:
Net income before income tax of continuing operations		Ps.	6,274,371	Ps.	8,520,297	Ps.	6,475,284

Reconciliation of net income before taxes and net cash (used) provided by operating activities:
Depreciation of tangible assets and right-of-use assets	15, 28, 30		559,875		886,949		921,705
Amortization of intangible assets	28, 30		530,625		559,403		479,877
Impairment losses on loans and other accounts receivable	4.1.5, 28		3,179,476		4,551,160		6,313,302
Net interest income			(7,738,637)		(12,728,861)		(11,960,526)
Accrued dividends	30		(119,888)		(159,122)		(91,565)
Net gains on sales of non-current assets held for sale	30		(9,687)		(33,046)		(108,623)
Gain on sale of property plant and equipment for own-use			(140,229)		(23,436)		(25,449)
Loss on sale of investment property			17,305		9,964		16,919
Gain on biological assets			(13,041)		(34,635)		(29,717)
Valuations and interest from concession arrangement			(5,136,704)		(4,158,048)		(3,737,836)
Foreign exchange losses (gains)	30		1,825,718		(87,235)		(68,097)
Profit of equity accounted on investments in associates and joint ventures	14, 30		(372,777)		(300,217)		(220,162)
Net (gains) or losses on fair value adjustments of:
Derivatives	29		(1,529,855)		(798,187)		(669,306)
Non-current assets held for sale	13		76		3,874		1,347
Investment properties	15		(55,930)		(22,775)		46,924
Biological assets	15		(56,859)		(28,546)		(15,021)

Changes in operating assets and liabilities:
Trading assets			545,497		696,846		(1,109,076)
Other accounts receivable			(2,376,815)		(621,178)		(95,679)
Derivatives			1,379,945		43,979		(163,588)
Other assets			121,837		(313,453)		(610,889)
Other liabilities and provisions			462,871		1,912,622		246,967
Employee benefits			7,928		(8,388)		(49,519)
Loans			(27,840,725)		(16,024,938)		(11,151,777)
Customer deposits			17,835,153		6,916,177		24,613,595
Interbank borrowings and overnight funds			(1,352,653)		3,218,258		(2,670,489)
Borrowings from development entities			408,018		(1,898)		(1,675)
Borrowings from banks and others			8,719,782		3,509,251		(3,830,694)
Interest received			16,944,928		19,423,325		18,153,484
Interest paid			(10,608,415)		(7,091,527)		(8,699,311)
Interest paid on leases			(146,275)		(168,966)		(191,924)
Income tax paid			(1,537,039)		(1,746,019)		(1,747,763)
Net cash (used in) provided by operating activities		Ps.	(222,124)	Ps.	5,901,630	Ps.	10,020,718

(1)	See note 1.1, Information was not modified with respect to previous years.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2022, 2021 and 2020, continued

(Amounts expressed in millions of Colombian pesos)

	Notes		2022		2021 (1)		2020 (1)
Cash flows from investing activities:
Acquisition of property, plant and equipment for own use and operating lease	15	Ps.	(519,368)	Ps.	(664,506)	Ps.	(638,263)
Acquisition of investment property	15		(2,266)		(876)		(1,659)
Additions of cost of biological assets	15		(28,368)		(27,213)		(21,285)
Additions of concession arrangement rights			452,612		(994,639)		(815,349)
Additions of others intangibles assets			(598,177)		(569,920)		(558,978)
Acquisition of investments at FVOCI			(21,008,926)		(41,292,437)		(34,282,037)
Proceeds from sale of investments at FVOCI			23,492,758		35,457,164		31,447,496
Proceeds from sale of own property and equipment			72,991		76,726		41,912
Proceeds from sale of investment properties			76,306		67,463		110,782
Proceeds from sale of biological assets			40,624		58,083		48,205
Proceeds from sale of non-current assets held for sale			41,635		76,846		267,303
Purchases of financial assets at amortized cost			(6,914,604)		(5,743,019)		(6,508,594)
Redemptions of financial assets at amortized cost			6,403,372		6,589,962		4,281,023
Dividends received from investments			411,369		368,964		389,649
Acquisition of investments in associates and joint ventures	14		(7,267)		(4,539)		(5,333)
Capitalized leasing cost			(690)		—		(137)
Business combination, net of cash			—		—		(1,340,145)
Proceeds from sale of investments in associates	1.1		2,645,914		—		—
Discontinued operation	1.1		(17,570,390)		—		—
Net cash used in by investing activities		Ps.	(13,012,475)	Ps.	(6,601,941)	Ps.	(7,585,410)

Cash flows from financing activities:
Dividends paid to shareholders	21.3		(414,267)		(1,230,841)		(1,330,241)
Dividends paid to non-controlling interest	21.3, 26		(615,177)		(913,356)		(946,034)
Issuance of debt securities	21.3		695,136		2,931,280		5,726,320
Payment of outstanding debt securities	21.3		(7,837,898)		(1,631,318)		(2,185,636)
Leases	21.3		(383,472)		(472,084)		(429,636)
Redemption of preferred shares	21.3		—		(29,751)		(379,320)
Issuance of common shares	21.3		—		120		(51,004)
Equity transaction	21.3, 25.4		(15,014)		—		—
Net cash (used in) provided by financing activities			(8,570,692)		(1,345,950)		404,449
Effect of foreign currency changes on cash and cash equivalents			3,588,921		4,663,555		1,068,542
Decrease in cash and cash equivalents from discontinued operations	1.1		(1,393,602)		—		—
(Decrease) increase in cash and cash equivalents			(19,609,972)		2,617,294		3,908,299
Cash and cash equivalents at beginning of year	7	Ps.	36,642,829	Ps.	34,025,535	Ps.	30,117,236
Cash and cash equivalents at end of year	7	Ps.	17,032,857	Ps.	36,642,829	Ps.	34,025,535

(1)	See note 1.1, information was not modified with respect to previous years.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

When preparing its consolidated financial statements, Grupo Aval Acciones y Valores S.A., directly consolidates the following entities:

Banco de Bogotá S.A.

Banco de Bogotá S.A., in which Grupo Aval holds 68.93% of the voting rights and 68.93% of the ownership interest as of December 31, 2022; was established as a bank on November 15, 1870. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Bogotá is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents details of Banco de Bogotá’s most significant subsidiaries which are indirectly consolidated by Grupo Aval as of December 31, 2022:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Main local direct subsidiaries
Fiduciaria Bogotá S.A.	Management of trust funds.	Bogotá, Colombia	94.99%	65.47%
Almaviva S.A.	Logistics services.	Bogotá, Colombia	95.81%	66.04%
Megalínea S.A.	Technical and administrative services	Bogotá, Colombia	94.90%	65.41%
Main international direct subsidiaries (*)
Banco de Bogotá Panamá S.A.	Commercial banking services.	Panamá, Republic of Panamá	100%	68.93%
Multi Financial Holding (**)	Holding company of Multi Financial Group Inc. (MFG)	Panamá, Republic of Panamá	100%	68.93%

(*) Discontinued operations of BAC Holding Corp. (BAC Holding) (see note 1.1.)

(**)      During September 2021, as part of the strategic reorganization that Banco de Bogotá and its subsidiaries have been carrying out, y transferring the control of MFG to Banco de Bogotá, through a new holding company established in Panama named Multi Financial Holding (MFH), whose only shareholder is Banco de Bogotá with a 100% stake. MFH received a 99.57% interest in MFG, becoming its direct parent. This transaction had no effect on the consolidated financial statements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Banco de Occidente S.A.

Banco de Occidente S.A., in which Grupo Aval holds 72.27% of the voting rights and 72.27% of the ownership interest  as of December 31, 2022; was established as a banking entity on April 30, 1965. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Occidente is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco de Occidente’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as of December 31, 2022:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Banco de Occidente (Panamá). S.A.	Commercial banking services.	Panamá, Republic of Panamá	95.00%	68.66%
Fiduciaria de Occidente S.A.	Management of trust funds.	Bogotá, Colombia	99.99%	70.86%
Occidental Bank Barbados Ltd.	Commercial banking services.	Barbados	100%	72.27%

Banco Popular S. A.

Banco Popular S. A., in which Grupo Aval holds 93.74% of the voting rights and 93.74% of the ownership interest as of December 31, 2022; was established as a banking entity on July 5, 1950. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. Its commercial purpose is to participate in and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco Popular’s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2022:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Alpopular S.A.	Conservation and custody of documents; transportation of products at national and international levels.	Bogotá, Colombia	71.10%	66.65%
Fiduciaria Popular S.A.	Management of trust funds.	Bogotá, Colombia	94.85%	88.91%

Banco Comercial AV Villas S. A.

Banco Comercial AV Villas S. A., in which Grupo Aval holds 80.39% of the voting rights and 79.87% of the ownership interest as of December 31, 2022; was incorporated as a banking entity on October 24, 1972. It was authorized to operate under the terms of the renewal resolution No. 3352 dated August 21, 1992 issued by the Superintendency of Finance. The commercial purpose of Banco AV Villas is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements imposed by Colombian laws and regulations.

The following table presents the details of Banco AV Villas’ subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2022:

Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
A Toda Hora S.A. ATH	ATM network services and maintenance	Bogotá, Colombia	100%	78.93%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Corporación Financiera Colombiana S.A. – Corficolombiana S.A.

Corficolombiana S.A., in which Grupo Aval and its subsidiaries own 55.73% of the aggregate voting rights and Grupo Aval has 40.53% of the ownership interest as of December 31, 2022 is a merchant bank authorized to operate by the Superintendency of Finance by the resolution of October 18, 1961. Corficolombiana´s core business is the active management of an equity portfolio through controlling and non-controlling investments in key strategic sectors that including infrastructure, energy and gas, agribusiness and hotels.

The following table presents the details of Corficolombiana´s most significant subsidiaries which are indirectly consolidated by Grupo Aval, at December 31, 2022:

				Total
			Total voting	ownership
Main Indirect Subsidiaries			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Promigas S.A. E.S.P.	Transportation and distribution of natural gas.	Barranquilla, Colombia	50.88%	20.62%
Colombiana de Licitaciones y Concesiones S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
Estudios y Proyectos del Sol S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
CFC Gas Holding S.A.S.	Investment Company	Bogotá, Colombia	100%	40.53%
Proyectos y Desarrollos Viales del Pacífico S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
Concesionaria Vial Del Oriente S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
Concesionaria Vial Del Pacifico S.A.S.	Infrastructure projects.	Sabaneta Antioquia	100%	40.53%

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Porvenir S.A., in which Grupo Aval and its subsidiaries own 100% of the aggregate voting rights and Grupo Aval has an economic interest of 75.76% as of December 31, 2022, was established by Public Deed No. 5307 of Notary 23 of Bogotá on October 23 of 1991, it has an operating permit granted by the Financial Superintendence of Colombia through Resolution number 3970 of October 30, 1991; Porvenir is an administrator of pension and severance funds authorized by law.

The following table presents the details of Porvenir’ subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2022:

Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Aportes en Línea S.A.	Technical and administrative services.	Bogotá, Colombia	100%	75.18%

Grupo Aval Limited

Grupo Aval Limited is a 100% owned subsidiary of Grupo Aval in Cayman Islands. It was established on December 29, 2011. Grupo Aval Limited is a limited liability company registered with the Assistant of the Registrar of Companies of Cayman Islands under registry number MC-265169, with its Main Office located in Ugland House, South Church Street, George Town, Grand Cayman KY1-1104. It was constituted as a special purpose vehicle for issuing foreign debt. Likewise, the company may, as part of its corporate purpose, develop any business activity within the framework of the law.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Legal and regulatory restrictions

Grupo Aval and its Colombian subsidiaries are subject to the following restrictions to transfer profits or perform transactions, in accordance with the legal requirements in Colombia:

●	Before distributing any dividends to their shareholders, the companies should assign 10% of their profits to a legal reserve until the reserve equals 50% of paid-in capital.
●	The subsidiaries of Grupo Aval that operate in the financial sector in Colombia may not grant loans to a counterpart that exceed 10% of their regulatory capital if the loan is unsecured or 25% if it is granted with an acceptable security or third party guarantee, as per Superintendency of Finance rules. There is an exception to this rule that extends the maximum quota up to 25% (without guarantee) when it comes to loans to fourth generation roads “4G” infrastructure projects. These same limits apply to companies which are not part of Grupo Aval.
●	Pursuant to article 2.1.2.1.8 of Decree 2555 of 2010, banks in Colombia have a lending limit of 30% of their regulatory capital with respect to loans granted to financial entities. These same limits apply all financial entities.

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

NOTE 1.1 DISCONTINUED OPERATIONS OF BAC HOLDING

On March 31, 2022, a 75% equity interest in BAC Holding was spun off. As a result of the spin-off, Banco de Bogotá lost control of BAC Holding, retaining a 25% equity interest recognized as an investment in associates. On December 6, 2022, Banco de Bogotá agreed to sell its 25% equity interest in the outstanding shares of BAC Holding, under a tender offer extended by a related party on October 18, 2022. Afterwards, the Tender Offer was oversubscribed 1.20x, and as a result, Banco de Bogotá sold and transferred 20.89% of its equity interests to the related party on December 19, 2022. The remaining 4.11% ceased to be an investment in associate and was recognized as a financial asset at fair value with changes in OCI (FVOCI).

A)	SPIN-OFF BAC Holding International Corp. (BAC Holding)

In March 2022, Grupo Aval completed the spin-off process that resulted in the loss of control of BAC Holding, through the subsidiary Banco de Bogotá, which at the time had a 100% of the ownership interest in BAC Holding, spinning off 75% of its shares in favor of Banco de Bogota´s shareholders and subsequently to Grupo Aval´s shareholders.

The following are the impacts on assets, liabilities and equity recognized in the Consolidated Financial Statements as a result of BAC Holding´s spin-off as of March 31, 2022:

Spin-off		Value

Total assets	Ps.	111,185,832
Total liabilities		98,305,772
Non-controlling interest		1,961
BAC Holding´s equity as of March 31, 2022	Ps.	12,878,099
Spin-off percentage		75.00%
Spin-off amount	Ps.	9,658,574
Percentage of Grupo Aval over BAC Holding		68.74%
Effect of the spin-off on owners of the parent	Ps.	(6,638,961)
Effect of the spin-off on non-controlling interest	Ps.	(3,019,613)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following is the effect of the realization of Other Comprehensive Income a result of the loss of control of the subsidiary BAC Holding as of March 31, 2022:

Other Comprehensive Income items which were reclassified to profit or loss		Value
Hedged items	Ps.	6,551,200
Hedging derivative instruments		(4,013,210)
Hedging non-derivative instruments		(2,761,143)
Foreign currency translation differences from unhedged foreign operations		(1,267,033)
Unrealized gains on debt securities at FVOCI		98,947
Income tax expense		2,443,861
Total reclassifications of Other Comprehensive Income to profit or loss	Ps.	1,052,622
Grupo Aval´s ownership over BAC Holding		68.74%
Attributable to owners of the parent	Ps.	723,535
Attributable to non-controlling interest	Ps.	329,087

Total reclassifications of Other Comprehensive Income to retained earnings	Ps.	(7,735)
Grupo Aval´s ownership over BAC Holding		68.74%
Attributable to owners of the parent	Ps.	(5,317)
Attributable to non-controlling interest	Ps.	(2,418)

The following are BAC Holding´s assets and liabilities which were derecognized at their carrying values as a result of the spin off as of March 31, 2022:

Assets
Cash and cash equivalents	Ps.	17,570,390
Trading assets		158,850
Investment securities		14,286,296
Loans, net		69,778,334
Other accounts receivable, net		915,840
Non-current assets held for sale		63,957
Tangible assets		1,899,743
Goodwill		5,902,410
Other Intangibles		196,106
Income tax assets		227,872
Other assets		186,034
Total assets	Ps.	111,185,832

Liabilities and equity
Liabilities
Trading liabilities	Ps.	904
Customer deposits		83,778,961
Financial obligations		10,938,587
Provisions		39,670
Income tax liabilities		481,239
Employee benefits		246,186
Other liabilities		2,820,225
Total liabilities	Ps.	98,305,772

Owners of the parent:
Equity attributable to owners of the parent		12,878,099
Non-controlling interest		1,961
Total equity		12,880,060
Total liabilities and equity	Ps.	111,185,832

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Income Statement of discontinued operations

The following is discontinued operations Income Statement for the three-month period ended March 31 2022:

		From January 1, to March 31,
		2022
Interest income calculated using the effective interest method
Loan portfolio	Ps.	1,684,995
Investments in debt securities		164,424
Total interest income		1,849,419

Interest expense
Deposits
Checking accounts		(47,739)
Savings accounts		(53,608)
Time deposits		(324,670)
		(426,017)
Financial obligations
Interbank borrowings and overnight funds		(253)
Borrowings from banks and others		(66,621)
Bonds issued		(61,195)
		(128,069)
Net interest income		1,295,333

Impairment losses on financial assets
Loans and other accounts receivable		(264,926)
Other financial assets		(2,850)
Net impairment loss on financial assets		(267,776)
Net interest income, after impairment losses		1,027,557

Income from commissions and fees		753,523
Expenses from commissions and fees		(30,396)
Net income from commissions and fees		723,127

Net trading income		953
Other income		291,413
Other expenses		(1,274,056)

Net income before tax expense		768,994
Income tax expense		(224,104)
Net income from discontinued operations	Ps.	544,890

Net reclassifications of Other Comprehensive Income	Ps.	1,052,622

Net income from discontinued operations, net of tax	Ps.	1,597,512

Net income for the year attributable to:
Owners of the parent	Ps.	1,098,073
Non-controlling interests		499,439
Net income from discontinued operations, net of tax	Ps.	1,597,512
Net income per share basic and diluted (in Colombian pesos, see note 25.3 "Earnings per share").	Ps.	47.45

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Cash Flows of spin-off

The following is the detail of the Cash Flow of discontinued operations from January 1 to March 31, 2022:

		March 31,
		2022

Net gain discontinued operations, net of taxes	Ps.	(1,597,512)

Reconciliation of net income before taxes and net cash provided by operating activities:
Effect of realization OCI to income	Ps.	1,052,622
BAC Holding Corp's participation in results		544,890
Net cash provided by operating activities	Ps.	-

Cash flows from investing activities:
Loss of control in subsidiary	Ps.	(17,570,390)

Net cash by investing activities	Ps.	(17,570,390)

Decrease in cash and cash equivalents	Ps.	(1,393,602)

Decrease in cash and cash equivalents		(18,963,992)
Cash and cash equivalents at beginning of year	Ps.	18,963,992
Cash and cash equivalents at end of year	Ps.	-

B) SALE OF BAC HOLDING

Upon completion of the 75% spin-off, BAC Holding was recognized as an investment in associates with a 25% interest and it continued to represent a geographical segment that generated significant income for the Bank through its equity participation, in the geographic area of Central America, in which said entity operates.

On December 14, 2022, the Colombian Stock Exchange communicated to the market the results of the Public Offer for Acquisition (OPA was carried out by a related party controlled by the ultimate beneficial owner of the Group - see note 34) – BAC Holding´s of ordinary shares, stating the acceptance of a total of 10,805,045,633 shares at a price per share of Ps. 293 pesos. As a result of this transaction, Banco de Bogotá sold 9,030,424,454 shares for a value of Ps. 2,645,914, maintaining a 4.11% stake in BAC Holding.

The aforementioned transaction was partially financed by the Group through a loan to the acquiring entity (see note 34).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following are the details of the transaction:

Disposal of BAC Holding		Value
BAC shares before the sale		10,805,047,272

Investment carrying amount as of April 1, (The fair value of the retained interest).	Ps.	3,356,952
Equity method
Share of profit of equity accounted investees, net of tax		251,660
Other Comprehensive Income, investments in associates		(15,364)
Other Comprehensive Income, foreign currency translation differences from hedged		930,900
Other Comprehensive Income, cumulative translation adjustment of the investments		1,439
Derecognition of BAC Holding as an investment in associate	Ps.	4,525,587

Effects on the Income Statement for the period		Value
Derecognition of BAC Holding as an investment in associate	Ps.	(4,525,587)
Recognition of retained interest		519,964
Consideration received		2,645,914

Amount reclassified to discontinued operations as a Share of profit of equity accounted investees, net of tax	Ps.	251,660
Other Comprehensive Income items are reclassified to the Income Statement
Net gain (loss) on hedges of net investments in foreign operations:
Foreign currency translation differences from hedged		930,900
Non-derivative hedging instrument		(900,454)
Foreign currency translation differences from unhedged foreign operations		30,446
Equity method		(15,364)
Cumulative translation adjustment of the investments		1,439
Deferred tax		360,182
Total Other Comprehensive Income reclassifications to the Income Statement	Ps.	376,703
Grupo Aval´s ownership over BAC Holding		68.93%
Attributable to owners of the parent	Ps.	259,644
Attributable to non-controlling interest	Ps.	117,059
Total Other Comprehensive Income reclassifications to the Income Statement		376,703

Loss from discontinued operations	Ps.	(731,346)

Cash Flows of sale

		December 31,
		2022

Net income from discontinued operations	Ps.	(731,346)
Effect of realization OCI to income		(376,703)
Net income net, tax expense	Ps.	(1,108,049)

Changes in operating assets and liabilities		1,108,049
Net cash provided by operating activities		-
Net cash provided by investing activities		2,645,914
Net cash used by financing activities		-
Effect of foreign currency changes on cash and equivalents		-

Increase in cash and cash equivalents		2,645,914

Cash and cash equivalents at beginning of period	Ps.	-
Cash and cash equivalents at end of period	Ps.	2,645,914

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Summary discontinued operations during the year 2022 BAC Holding Corp. (BAC Holding)

		Spin-off		Sale		Net
		From January 1, to March 31,		December		December
		2022		2022		2022
Interest income calculated using the effective interest method
Loan portfolio	Ps.	1,684,995	Ps.	—	Ps.	1,684,995
Investments in debt securities		164,424		—		164,424
Total interest income		1,849,419		—		1,849,419

Interest expense
Deposits
Checking accounts		(47,739)		—		(47,739)
Savings accounts		(53,608)		—		(53,608)
Time deposits		(324,670)		—		(324,670)
		(426,017)		—		(426,017)
Financial obligations
Interbank borrowings and overnight funds		(253)		—		(253)
Borrowings from banks and others		(66,621)		—		(66,621)
Bonds issued		(61,195)		—		(61,195)
		(128,069)		—		(128,069)
Net interest income		1,295,333		—		1,295,333

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable		(264,926)		—		(264,926)
Other financial assets		(2,850)		—		(2,850)
Net impairment loss on financial assets		(267,776)		—		(267,776)
Net interest income, after impairment losses		1,027,557		—		1,027,557

Income from commissions and fees		753,523		—		753,523
Expenses from commissions and fees		(30,396)		—		(30,396)
Net income from commissions and fees		723,127		—		723,127

Net trading income		953		—		953
Other income		291,413		251,660		543,073
Other expenses		(1,274,056)		(1,359,709)		(2,633,765)

Net income (loss) before tax expense		768,994		(1,108,049)		(339,055)
Income tax expense		(224,104)		—		(224,104)
Net income (loss) from discontinued operations	Ps.	544,890	Ps.	(1,108,049)	Ps.	(563,159)

Net reclassifications of Other Comprehensive Income	Ps.	1,052,622	Ps.	376,703	Ps.	1,429,325

Net income (loss) from discontinued operations, net of tax	Ps.	1,597,512	Ps.	(731,346)	Ps.	866,166

Net income (loss) for the year attributable to:
Owners of the parent	Ps.	1,098,073	Ps.	(504,083)	Ps.	593,990
Non-controlling interests		499,439		(227,262)		272,177
Net income (loss) from discontinued operations, net of tax	Ps.	1,597,512	Ps.	(731,346)	Ps.	866,166
Net income per share basic and diluted (in Colombian pesos, see note 25.3 "Earnings per share").	Ps.	47.45	Ps.	(21.78)	Ps.	25.67

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Impact on the cash flow report:

The impacts on cash flow for the periods ended are detailed below:

		December 31,		December 31,		December 31,
		2022		2021		2020

Net gain discontinued operations, net of taxes	Ps.	(866,166)	Ps.	(1,118,556)	Ps.	(790,340)

Reconciliation of net income before taxes and net cash provided by operating activities:
Effect of realization OCI to income	Ps.	1,429,325		-		-
BAC Holding Corp's participation in results		796,550		1,118,556		790,340
Loss on sale of investment and recognition of retained interest		(1,359,709)		-		-

Net cash provided by operating activities	Ps.	-	Ps.	-	Ps.	-

Cash flows from investing activities:

Loss of control in subsidiary	Ps.	(17,570,390)	Ps.	(18,963,992)	Ps.	(18,125,394)
Proceeds from sale of investments in associates		2,645,914		-		-
Net cash by investing activities	Ps.	(14,924,476)	Ps.	(18,963,992)	Ps.	(18,125,394)

Decrease in cash and cash equivalents	Ps.	(1,393,602)	Ps.	838,598	Ps.	6,145,499

Decrease in cash and cash equivalents		(16,318,078)		(18,125,394)		(11,979,895)
Cash and cash equivalents at beginning of year	Ps.	18,963,992	Ps.	18,125,394	Ps.	11,979,895
Cash and cash equivalents at end of year	Ps.	2,645,914	Ps.	-	Ps.	-

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Summary of discontinued operations for years 2021 and 2020 BAC Holding Corp. (BAC Holding)

For comparative purposes, the effects of the BAC Holding´s discontinued operations are presented for the periods ended December 31, 2021, and 2020.

		2021		2020
Interest income calculated using the effective interest method
Loan portfolio	Ps.	6,233,586	Ps.	6,488,964
Investments in debt securities		622,523		517,728
Total interest income		6,856,109		7,006,692

Interest expense
Deposits
Checking accounts		(198,878)		(216,100)
Savings accounts		(191,386)		(175,403)
Time deposits		(1,368,614)		(1,489,874)
		(1,758,878)		(1,881,377)
Financial obligations
Interbank borrowings and overnight funds		(23,324)		(3,579)
Borrowings from banks and others		(229,607)		(391,476)
Bonds issued		(246,018)		(184,187)
		(498,949)		(579,242)
Net interest income		4,598,282		4,546,073

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable		(1,307,761)		(1,675,097)
Other financial assets		(15,559)		(57,931)
Recovery of charged-off financial assets		9,314		—
Net impairment loss on financial assets		(1,314,006)		(1,733,028)
Net interest income, after impairment losses		3,284,276		2,813,045

Income from commissions and fees		2,657,273		2,388,658
Expenses from commissions and fees		(110,032)		(106,763)
Net income from commissions and fees		2,547,241		2,281,895

Net trading income		26,435		7,282
Other income		904,367		859,711
Other expenses		(4,606,640)		(4,328,520)

Net income before tax expense		2,155,679		1,633,413
Income tax expense		(528,367)		(483,601)
Net income from discontinued operations, net of tax	Ps.	1,627,312	Ps.	1,149,812

Net income for the year attributable to:
Owners of the parent	Ps.	1,118,556	Ps.	790,340
Non-controlling interests		508,756		359,472
Net income from discontinued operations, net of tax	Ps.	1,627,312	Ps.	1,149,812
Net income per share basic and diluted (in Colombian pesos, see note 25.3 "Earnings per share").	Ps.	50.20	Ps.	35.47

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

The Consolidated Financial Statements were authorized for issuance by the Audit Committee on April 13, 2023.

The following are the main accounting policies applied in preparing the Consolidated Financial Statements of Grupo Aval as of December 31, 2022, 2021 and 2020.

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

Grupo Aval carries out an annual assessment of all its contractual relationships in order to identify new controlled entities or entities where control has been lost. For the year 2022 and 2021, no new entities were identified which had to be consolidated. As for the year 2020, a business combination was identified (see note 35).

The financial statements for Grupo Aval´s subsidiaries are included in the consolidated financial statements since the date on which Grupo Aval acquires control or following control until the date on which control is lost.

During the consolidation process, Grupo Aval combines the assets, liabilities and profits or losses of those entities under control, previously aligning the accounting policies in all the subsidiaries and translating its financial statements to

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Colombian Pesos. This process includes eliminating intra-group balances and transactions and any unrealized and realized income and expense (except for foreign currency translation gains or losses and those taxes which are not subject to elimination) arising from intra-group transactions. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests are presented under total equity in the Consolidated Statement of Financial Position of Grupo Aval separately from equity attributable to owners of the parent company.

For consolidation purposes, the Consolidated Statements of Financial Position and Income of entities with a functional currency different form Grupo Aval´ are translated to Colombian pesos as follows:

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

When Grupo Aval ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

c)	Investments in associates

Associates are companies in which Grupo Aval has significant influence but not control and are accounted for under the equity method. They are presented in the Consolidated Statement of Financial Position as “Investments in associates and joint ventures” (see Note 2.1 “Joint arrangements”). Grupo Aval exercises significant influence over another entity if it owns, directly or indirectly, 20% or more of the voting power of the investee, unless it is clearly evidenced that such influence does not exist. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the Consolidated Financial Statements include the Grupo Aval’s share of the profit or loss and OCI of equity accounted investees, until the date on which significant influence or joint control ceases.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2022 and 2021, the representative market rates as computed and certified by the Superintendency of Finance (for the U.S. dollar which is the most representative foreign currency for Grupo Aval´s transactions) were Ps 4,810.20 and Ps. 3,981.16 per U.S. $1, respectively.

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
c)	Discrete financial information is available,

Segment results that are reported to the Chief Operating Decision Maker (CODM) include items that are directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Management regularly evaluates the performance for each segment; Grupo Aval discloses information separately for each identified operating segment, meeting any of the following quantitative thresholds:

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

For the years ended December 31, 2022, 2021 and 2020

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

For the years ended December 31, 2022, 2021 and 2020

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval enters into transactions whereby it transfers assets recognized on its Consolidated Statement of Financial Position but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities lending and sale-and-repurchase transactions.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

A loan that has been renegotiated due to a deterioration in the borrower’s condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has decreased significantly and there are no other indicators of impairment. In addition, a loan different to a mortgage that is overdue for 90 days or more is considered impaired.

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

x. Presentation of allowance for ECL in the Consolidated Statement of Financial Position

Loss allowances for ECL are presented in the Consolidated Statement of Financial Position and the impact is showed in the Consolidated Statement of Income line “Impairment (losses) recoveries on financial assets” as follows:

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

drawn component. Any excess of the loss allowance over the gross amount of the drawn component is presented as a provision; and
●	Debt instruments measured at FVOCI: no loss allowance is recognized in the Consolidated Statement of Financial Position because the carrying amount of these assets is their fair value. However, the ECL is disclosed and is recognized as part of the net change recognized in the fair value reserve under other comprehensive income.

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

2.7            Trading assets and liabilities

‘Trading assets and liabilities’ are those assets and liabilities that Grupo Aval mainly acquires or incurs for the purpose of selling or repurchasing in the near term or holds as part of a portfolio that is managed comprehensively for short-term profit or position taking. Trading assets and liabilities are initially recognized and subsequently measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized in Consolidated Statement of Income. All changes in fair value are recognized as part of net trading income in Consolidated Statement of Income.

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

Grupo Aval and its subsidiaries trades in financial markets, forward contracts, future contracts, swaps and options that fulfil the definition of a derivative.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Separated embedded derivatives are measured at fair value, with all changes in fair value recognized in profit or loss unless they form part of a qualifying cash flow or net investment hedging relationship. Separated embedded derivatives are presented in the Consolidated Statement of Financial Position together with the host contract.

2.9         Loans

The ‘Loans’ line item in the Consolidated Statement of Financial Position include:

●	Loans measured at amortized cost (see 2.5(ii)); they are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost using the effective interest method;
●	Financial lease receivables measured at amortized cost (see 2.5(ii)).

When Grupo Aval purchases a financial asset and simultaneously enters into an agreement to resell the asset (or a substantially similar asset) at a fixed price on a future date (reverse repo or stock borrowing), the arrangement is accounted for as a loan, and the underlying asset is not recognized in Grupo Aval’s Consolidated Financial Statements.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

except for future credit losses and considering the initial fair value plus transaction costs and premiums granted, minus commissions and discounts received which form integral part of the effective rate.

2.10         Investment securities

The ‘investment securities’ line in the Consolidated Statement of Financial Position includes:

●	Debt investment securities measured at amortized cost (see 2.5(ii)); These are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost using the effective interest method;
●	Debt and equity investment securities mandatorily measured at FVTPL (see 2.5(ii)); These are at fair value with changes recognized immediately in profit or loss;
●	Debt securities measured at FVOCI; and
●	Equity investment securities designated as at FVOCI.

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

After initial recognition, net gains and losses resulting from changes in fair value for financial assets classified and measured at fair value, are presented either (i) in the Consolidated Statement of Income in the account “net trading income - trading investment securities” for financial assets at FVTPL or (ii) in OCI for financial instruments at FVOCI, in accordance with note 2.5 ii) above.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Financial guarantees issued or commitments to provide a loan at a below-market interest rate are initially measured at fair value. Subsequently, they are measured:

●	As at the highest value between the amount initially recognized net of the loss allowance determined in accordance with IFRS 9 (see 2.5 (vii)) and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15.
●	As of the reporting date Grupo Aval has no loan commitments that are measured at FVTPL.

Credit risk impairment losses established over financial guarantee contracts under IFRS 9, are recognized as liabilities under “Provisions – other provisions” and recognized in profit or loss under “other expenses”, see note 2.5 ix “Impairment of financial assets in the Consolidated Statement of Financial Position”.

2.13          Non-current assets held for sale and discontinued operations

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

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Consolidated Statement of Income.

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

(*) Except for the gas pipelines, these are depreciated according to appraisals (70 years).

Conservation and maintenance expense is recognized when incurred as “Administrative Expense”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval presents right-of-use assets in ‘Tangible assets’ and lease liabilities in ‘Borrowings from banks and others’ in the Consolidated Statement of Financial Position.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Short-term leases and leases of low-value assets

Grupo Aval has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Grupo Aval recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Lessor accounting

When Grupo Aval acts as a lessor, it determines at lease inception whether the lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for a major part of the economic life of the asset. Lease contracts classified as financial leases are included in the Consolidated Statement of Financial position as “Loans” and are recognized in the same way as other loans, as explained in note 2.9.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Expenses that do not satisfy these criteria are recognized as incurred expenses. Disbursements over intangible assets are initially recognized as expenses of the period and they are not subsequently recognized as intangible assets.

After initial recognition, an intangible asset shall be carried at its cost less any accumulated amortization and any accumulated impairment losses. The annual amortization rates estimate for each type of assets are:

Intangible Asset	Useful Life
Software and information technology applications	From 1 to 20 years
Licenses	From 1 to 15 years
Trademarks	Indefinite
Customer-related assets	From 1 to 10 years
Intellectual property rights	From 1 to 20 years
Models, formulas, designs and prototypes	10 years
Easements	From 20 to 50 years

At the end of each period, the Group will test whether an intangible asset with an indefinite useful life has experienced an impairment loss by comparing its recoverable amount with its carrying amount on an annual basis and not only when there are indications of impairment. Likewise, that the useful life of an intangible asset that is not being amortized will be reviewed every period to determine if there are facts and circumstances that allow continuing to maintain an indefinite useful life for that asset. Any impairment loss or subsequent reversal is recognized in the Consolidated Statement of Income; Such impairment is determined by the excess of the book value over the recoverable value.

2.20          Concession arrangements rights

Concession contracts, are those in virtue of which certain subsidiaries of Grupo Aval make a commitment with the Governments in the countries in where they operate for the construction or maintenance of infrastructure, for a period of time during which, said entities receive the revenue derived from the contract, either through direct payments from the Government, through tolls or other types of  fees charged to the end users of the project, which, are recognized as financial assets or intangible assets.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

For the years ended December 31, 2022, 2021 and 2020

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

In connection with Grupo Aval the credit and debit card processing fee, customers receive benefits every time they make purchases. In this context, income is recognized periodically (daily or monthly) on the basis of the amounts traded. Income that would be deferred by the valuation of the points granted for customer loyalty programs to the cardholders will be extracted from the total amount of commissions recorded periodically. See section (vi) Customer loyalty program below.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

(vi)   Customer loyalty program

Financial entities and hotels of Grupo Aval manage loyalty programs in which the customers accumulate points for their purchases, entitling them to redeem such points for prizes in accordance with the policies and the prize plan in force as of the redemption date. Reward points are recognized as an identifiable component separate from income for the service rendered, at their fair value. Income from loyalty programs is deferred and recognized in the Consolidated Statement of Income until the entity has fulfilled its obligations to supply the products under the terms of the program or when it is no longer probable that the points under the program will be redeemed.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

2.29           New and amended IFRS

New standards and amendments to standards are effective for annual periods beginning after 1 January 2023 and earlier application is permitted; however, Grupo Aval has not early adopted them in preparing these Consolidated Financial Statements.

Effective for
Annual Periods
New or Amended Standard	Title of the Standard	Beginning on or After
Forthcoming requirements.
Insurance Contracts	IFRS 17 Insurance Contracts	January 1,2023
Disclosure of Accounting Polices	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2	January 1,2023
Definition of Accounting Estimate	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	January 1,2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction	Amendments to IAS 12 Income Taxes	January 1,2023
Lease Liability in Sale and Leaseback	Amendments to IFRS 16 Leases	January 1,2024
Classification of Liabilities as Current or Non-current	Amendments to IAS 1 Presentation of Financial Statements	January 1,2024
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures	Available for optional adoption / effective date deferred indefinitely

Grupo Aval has preliminarily assessed the impacts of the adoption of the new or amended standards detailed above, concluding that these are not expected to have a significant impact on Grupo Aval’s consolidated financial statements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

NOTE 4 – RISK MANAGEMENT

Grupo Aval and its subsidiaries in the financial sector, Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular, Corficolombiana and Porvenir manage risk pursuant to the applicable regulations in each country where they operate and according to Grupo Aval’s internal policies.

The risk framework requires that strong risk management practices are integrated in the key processes across Grupo Aval with a goal of ensuring risks are appropriately considered, evaluated and responded to in a timely manner. Grupo Aval employs a risk management process that aims to identify, measure, monitor and control, as part of the daily activities, all the risks that Grupo Aval is exposed to.

Lines of Defense: in addition to the roles of Executive Officers in managing risk, management has ownership and accountability across the three lines of defense: (1) First Line: Business Units, (2) Second Line: mainly concentrated in the Independent Risk Management units and (3) Third line: Corporate Audit.

●	Business Units: Include the business lines as well as the Technology and Operations areas which are responsible for appropriate assessment and effective management of all risks associated with their processes.
●	Independent Risk Management Units: Risk management areas include risk management and compliance departments. Grupo Aval has other control functions that are not part of these areas but are also key in risk mitigation of non-financial risks, including legal, human resources and certain activities within the financial and administrative processes.
●	Corporate Audit: Corporate audit maintains its independence from the first and second lines by reporting directly to the Audit Committee or the Board. Corporate Audit provides independent assessment and validation through testing of key processes and controls across Grupo Aval.

The following sections outline the key financial risks that are inherent to the business activities of the subsidiaries:

Financial risks

i)	Credit risk: the risk of financial loss if a debtor fails to meet their contractual obligations.
ii)	Market risk: the risk of loss arising from potential adverse changes in the value of the subsidiaries in the financial sector assets and liabilities or future results, arising as a result of changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or credit spreads; this includes the structural interest rate and foreign exchange risks.
iii)	Liquidity risk: the risk of being unable to meet contractual and contingent obligations or that the subsidiaries in the financial sector do not have the appropriate amount, composition and tenor of funding and liquidity to support the financial assets and liabilities requirements (funding liquidity risk). Also includes the capability to manage its investment portfolio in terms of liquidity, duration and currency (market liquidity risk).
iv)	Interest rate risk: it is the current or potential risk to equity and profits that arise from adverse movements in interest rates, which affect the positions of the banking book.

Additionally, the risk areas are responsible for supporting capital management by determining risk levels of the calculation of capital adequacy requirements, impact assessment of the risk materialization on compliance with capital levels and determining the levels of risk appetite.

Objective and general guidelines of financial risk management

Grupo Aval’s and its subsidiaries’ of the financial sector objective is to maximize returns for its investors through strong risk management. The guiding principles of risk management at Grupo Aval are as follows:

a)	Make risk management a part of every institutional process.
b)	Collective decision making for the approval of commercial lending of significant amounts.
c)	Extensive and in-depth industry and market knowledge, as a result of sound leadership and experienced, stable and seasoned senior management.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

d)	Clear risk management policies based on a top-down approach with respect to:
●	Compliance with know-your-customer policies.
●	Commercial loans credit structure based on clear identification of sources of repayment as well as cash flow generation capacity of the borrower.
e)	Use of similar credit analysis tools for analysis across Grupo Aval’s subsidiaries of financial sector.
f)	Diversification of the commercial loan portfolio with respect to industries and economic groups.
g)	Specialization in consumer product niches.
h)	Extensive use of continuously updated scoring models and up-to-date credit ratings to ensure quality growth of loans with high credit quality.
i)	Conservative policies in terms of:
●	trading portfolio composition with bias towards lower volatility instruments,
●	proprietary trading position, and
●	variable compensation for the trading staff.
j)	Control the position-level exposures based on market risk sensitivities (such as VaR, DV01, Delta, Rho and Vega) and credit risk exposures by counterparties.
k)	Concentration and diversification limits which are based on market liquidity and volatility, operational capacity, valuation and credit quality of counterparties.
l)	Control and follow up on the funding and liquidity risk with independent oversight. This includes setting limits related to high quality liquid assets and maturity concentration of financial liabilities among others.
m)	Ensuring compliance with regulatory limits and reviewing how the current and projected strategy can affect those limits.
n)	Use of our market presence in the identification and implementation of best practices for operational risk management.

Main premises for risk management

Grupo Aval´s risk culture is based on the principles indicated in the section above, which are transmitted to all subsidiaries of the financial sector and business units. The strategy related to risk management is supported by the following guidelines:

a)	In all of Grupo Aval´s subsidiaries of the financial sector, the risk function is independent of the business units. The segregation of functions between the business areas and the risk areas in charge of risk measurement analysis, control and reporting, provide enough independence and autonomy for proper risk control.
b)	The decision-making process at the subsidiaries of the financial sector requires that transactions of significant amounts are sent to decision centers such as risk committees. The frequency of meetings of these committees ensures a high degree of agility regarding proposal resolution, and continuous participation of senior management in management of different risks.
c)	Grupo Aval has corporate policies for the risks to which it is exposed. The business and risk units of Grupo Aval and its subsidiaries of the financial sector hold orientation meetings based on approaches to risk that are consistent with Grupo Aval´s risk culture.
d)	Grupo Aval has implemented a risk system that is updated on a regular basis to address new conditions in the markets and the risks to which Grupo Aval is exposed.
e)	There are adequate information systems to monitor risk exposure, ensure compliance with the approved policies and implement appropriate corrective actions as and when necessary.
f)	Key risks are analyzed on a regular basis, not only when risks materialize or problems occur during the normal course of business but in a continuous process of risk management.
g)	Grupo Aval and its subsidiaries of the financial sector have training courses on risk culture for all hierarchy levels in the organization.
h)	A risk culture has been integrated throughout the organization, consisting of a series of attitudes, values, skills and guidelines to action.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Interest rate benchmark reform

Due to the Financial Conduct Authority’s (FCA) confirmation that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after 31 December 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings; and immediately after 30 June 2023, in the case of the remaining settings; the entities worldwide were forced to transfer their LIBOR-indexed positions to new reference interest rates which could maintain the representativeness and depth of the “old” LIBOR.

On July 29, 2021, the Alternative Reference Rates Committee (ARRC) announced its recommendation for the use of the Chicago Mercantile Exchange (CME) SOFR term rates (TERM SOFR), following the completion of a key change in the trading agreements between market intermediaries on July 26, 2021, under the SOFR First initiative, in which it was recommended to stop using “USD LIBOR” and use “SOFR” for linear swap trading. With this initiative the transition was accelerated in all types of products, and furthermore, ARRC's recommendation on the use of the Term SOFR has facilitated the shift towards SOFR lending. According to the ARRC, the transition has proceeded smoothly, particularly in financial derivatives, consumer loans and floating rate markets. The market sees fluent progress in commercial lending and securitization markets, seeing further momentum towards SOFR-indexed issuance.

During 2022, the markets have evidenced a successful transition process after the closing of operations in EUR LIBOR, CHF LIBOR, YEN LIBOR and GBP LIBOR despite some challenges faced by financial institutions regarding the selection of reference rates and renegotiation of contracts indexed to the previous reference rates. Regarding USD, LIBOR more than half of companies are already trading SOFR-indexed products. On May 5, 2022, CME Group launched the SOFR First initiative for option contracts to accelerate the transition in this type of products.

Back in 2021, Grupo Aval established certain principles and good practices which its financial subsidiaries had to adopt to ensure that the portfolio of credits, loans, deposits and derivative contracts that were previously indexed to LIBOR rates made an adequate transition to the new reference rates. The subsidiaries and affiliates of Grupo Aval, depending on the size of the portfolio and the nature of the business, had to form a governance structure that would be responsible for controlling and supervising the execution of a work plan, which in turn would allow (i) identification and measurement of indexed products, (ii) risk identification, assessment and control, (iii) operational and information technology readiness, (iv) preparation of legal contracts, (v) communication with stakeholders, (vi) training strategies and  (vi) monitoring and periodic reporting to its governing bodies.

The implementation of these principles and good practices within the group entities resulted in the approval of policies and  documentation of processes and procedures ensuring  settlement of active and passive loans at the new market reference rates, offering and administration of products indexed to SOFR, incorporation of fallback clauses in the current contracts for the replacement of the LIBOR rate with the SOFR alternative, training of the commercial force and communication to current customers.

The amount of the contracts that Grupo Aval and its subsidiaries have indexed to LIBOR rates that will expire in June 2023 and the amount of the contracts that have included fallback clauses for the December 31, 2022 and 2021 cut-off are shown below:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Non-derivative financial assets and liabilities.

During 2022 and 2021, the Group had the following LIBOR exposures concerning non-derivative financial assets and loan portfolio subject to LIBOR benchmarks. The following table shows the value of non-derivative financial assets and liabilities indexed at LIBOR rates in millions of dollars and millions of Colombian pesos:

		December 31, 2022						December 31, 2021
		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause
Assets
Debt securities FVOCI	US$.	—	US$.	—	US$.	—	US$.	173.57	US$.	173.57	US$.	114.03
Debt securities at amortized cost		42.60		42.60		—		40.14		39.53		—
Commercial loan		265.99		250.27		93.76		3,795.18		2,153.01		648.03
Consumer loan		1.41		1.41		—		376.64		366.47		153.71
Mortgage loan		0.38		0.38		—		1,364.86		1,362.16		373.44
Total financial assets indexed to Libor references	US$.	310.38	US$.	294.66	US$.	93.76	US$.	5,750.39	US$.	4,094.74	US$.	1,289.21
Liabilities
Time deposits	US$.	—	US$.	—	US$.	—	US$.	30.00	US$.	—	US$.	—
Borrowing from banks and others		376.30		347.30		45.62		3,152.34		1,884.77		884.52
Borrowing from development entities		1.09		0.67		—		2.68		1.04		—
Total Liabilities	US$.	377.39	US$.	347.97	US$.	45.62	US$.	3,185.02	US$.	1,885.81	US$.	884.52

		December 31, 2022						December 31, 2021
		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause
Assets
Debt securities FVOCI	Ps.	—	Ps.	—	Ps.	—	Ps.	691,014	Ps.	691,014	Ps.	453,954
Debt securities at amortized cost		204,905		204,905		—		159,807		157,374		—
Commercial loan		1,279,449		1,203,822		451,004		15,028,710		8,575,044		2,580,902
Consumer loan		6,788		6,788		—		1,499,453		1,458,972		611,950
Mortgage loan		1,816		1,816		—		5,433,713		5,422,963		1,486,718
Total financial assets indexed to Libor references	Ps.	1,492,958	Ps.	1,417,331	Ps.	451,004	Ps.	22,812,697	Ps.	16,305,367	Ps.	5,133,524
Liabilities
Time deposits	Ps.	—	Ps.	—	Ps.	—	Ps.	119,435	Ps.	—	Ps.	—
Borrowing from banks and others		1,810,670		1,671,174		219,459		12,569,745		7,504,316		3,521,789
Borrowing from development entities		5,257		3,220		—		11,511		4,892		—
Total Liabilities	Ps.	1,815,927	Ps.	1,674,394	Ps.	219,459	Ps.	12,700,691	Ps.	7,509,208	Ps.	3,521,789

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

		December 31, 2022						December 31, 2021
		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause
Derivatives and hedge accounting
Trading derivative assets
Interest rate swaps	US$.	1.86	US$.	1.67	US$.	1.86	US$.	0.56	US$.	0.15	US$.	—
Cross-currency swaps		15.02		7.55		15.02		6.59		2.25		—
Total	US$.	16.88	US$.	9.22	US$.	16.88	US$.	7.15	US$.	2.40	US$.	0.00
Trading derivative liabilities
Interest rate swaps	US$.	2.30	US$.	2.12	US$.	2.30	US$.	2.50	US$.	1.55	US$.	—
Cross-currency swaps		23.63		14.37		23.63		17.55		7.32		—
Total	US$.	25.93	US$.	16.49	US$.	25.93	US$.	20.05	US$.	8.87	US$.	0.00
Derivatives held for risk management
Interest rate swaps	US$.	0.53	US$.	0.16	US$.	0.16	US$.	21.42	US$.	20.50	US$.	20.50
Total	US$.	0.53	US$.	0.16	US$.	0.16	US$.	21.42	US$.	20.50	US$.	20.50

		December 31, 2022						December 31, 2021
		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause		Total Amount of Contracts		Total amount of contracts expiring after June, 2023		Amount with appropriate fallback clause
Derivatives and hedge accounting
Trading derivative assets
Interest rate swaps	Ps.	8,949	Ps.	8,014	Ps.	8,949	Ps.	2,217	Ps.	593	Ps.	—
Cross-currency swaps		72,240		36,298		72,240		26,225		8,950		—
Total	Ps.	81,189	Ps.	44,312	Ps.	81,189	Ps.	28,442	Ps.	9,543	Ps.	—
Trading derivative liabilities
Interest rate swaps	Ps.	11,063	Ps.	10,182	Ps.	11,063	Ps.	9,937	Ps.	6,179	Ps.	—
Cross-currency swaps		113,650		69,114		113,650		69,858		29,133		—
Total	Ps.	124,713	Ps.	79,296	Ps.	124,713	Ps.	79,795	Ps.	35,312	Ps.	—
Derivatives held for risk management
Interest rate swaps	Ps.	2,585	Ps.	786	Ps.	786	Ps.	85,294	Ps.	81,614	Ps.	81,614
Total	Ps.	2,585	Ps.	786	Ps.	786	Ps.	85,294	Ps.	81,614	Ps.	81,614

The values corresponding to December 2021 were adjusted after the spin-off of BAC Holding, the details of which are explained in note 1.1 “Discontinued operations of BAC Holding”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Financial Risk Review

4.1          Credit Risk

Exposure to credit risk as of December 31, 2022 presents a decrease due to the spin-off of BAC Holding. See Note 1.1 "Discontinued operations of BAC Holding".

4.1.1          Consolidated Credit Risk Exposure

Grupo Aval´s subsidiaries are exposed to credit risk, consisting of the risk of financial loss as a result of a failure of a debtor to meet their contractual obligations in financial transactions on a timely and complete manner. Exposure to credit risk for Grupo Aval and its subsidiaries is a result of credit activities and transactions with counterparties.

The maximum exposure to credit risk of Grupo Aval, at a consolidated level is reflected in the carrying value of financial assets in the consolidated statement of financial position of Grupo Aval as of December 31, 2022 and 2021 as follows:

Assets	December 31, 2022		December 31, 2021
Cash and cash equivalents (*)	Ps.	13,234,832	Ps.	30,245,268
Trading investments in debt securities		3,760,887		4,741,287
Investments in debt securities mandatorily at FVTPL		1,378		—
Investments in debt securities at FVOCI		22,461,805		37,493,866
Investments in debt securities at amortized cost		9,771,492		5,775,070
Derivatives instruments		2,041,405		1,162,909
Hedging derivatives		20,854		44,248
Loans
Commercial		104,775,099		122,027,804
Consumer		59,419,444		76,889,145
Mortgage		17,883,355		29,120,316
Microcredit		267,720		317,739
Interbank and overnight funds		5,967,743		3,218,433
Other accounts receivable FVTPL		3,507,231		3,228,480
Other accounts receivable at amortized cost		20,255,758		16,181,527
Total financial assets with credit risk	Ps.	263,369,003	Ps.	330,446,092
Financial instruments with credit risk outside of the statement of financial position at its nominal value
Financial guarantees and letters of credit		4,679,653		4,886,575
Credit commitments		26,328,516		43,049,746
Total exposure to credit risk outside of the statement of financial position	Ps.	31,008,169	Ps.	47,936,321
Total maximum exposure to credit risk	Ps.	294,377,172	Ps.	378,382,413

(*)   Not including funds in the entity’s custody (cash, tellers, vaults), because there is no credit risk regarding Grupo Aval entities. See Note 4.1.3 h)

With regard to guarantees and commitments to extend credit amounts, the maximum credit risk exposure is the amount of a commitment. Credit risk is mitigated by guarantees and collaterals as described in note 4.1.4 Mitigation of Credit Risk, Collateral and Other Credit Risk Enhancements.

Each of Grupo Aval´s financial subsidiaries assume the credit risk for both the credit activities, which includes commercial, consumer, mortgage and microcredit credit lending, and treasury activities including interbank loans, investment portfolio management, derivatives and foreign currency trading activities among others. Despite being independent businesses, the nature of insolvency risk of a borrower or counterparty is similar and therefore the criteria in which they are evaluated is similar.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

4.1.1.A.  Loan portfolio disclosure

Loans are recorded at amortized cost in the statement of financial position, and are classified as commercial, consumer, mortgage, microcredit and interbank and overnight funds. The following table presents the portfolio balances, provision balances and net value portfolio by segment:

December 31, 2022

					Total loan
Portfolio segment	Loan Portfolio		Loss allowance		Portfolio, net
Commercial	Ps.	110,742,842	Ps.	5,494,190	Ps.	105,248,652
Interbank and overnight funds		5,967,743		1,444		5,966,299
Client portfolio		104,775,099		5,492,746		99,282,353
Consumer		59,419,444		3,311,912		56,107,532
Residential mortgage		17,883,355		352,441		17,530,914
Microcredit		267,720		38,971		228,749
Total portfolio	Ps.	188,313,361	Ps.	9,197,514	Ps.	179,115,847

December 31, 2021

					Total loan
Portfolio segment	Loan Portfolio		Loss allowance		Portfolio, net
Commercial	Ps.	125,246,237	Ps.	5,857,131	Ps.	119,389,106
Interbank and overnight funds		3,218,433		2,386		3,216,047
Client portfolio		122,027,804		5,854,745		116,173,059
Consumer		76,889,145		4,581,004		72,308,141
Residential mortgage		29,120,316		732,407		28,387,909
Microcredit		317,739		105,070		212,669
Total portfolio	Ps.	231,573,437	Ps.	11,275,612	Ps.	220,297,825

4.1.1.B Loan portfolio given as collateral

In 2022 and 2021, there were no portfolio operations delivered as collateral in resource auction operations with Banco República.

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

Additionally, for the approval of credits, certain considerations are taken into account including but not limited to, the probability of default, the recovery percentage of guarantees received, current customer exposure and tenor & concentration by economic sector.

Regarding treasury operations, the Boards of Directors of the financial subsidiaries approve lines of credit for counterparties. Risk control is essentially carried out through three mechanisms: periodic approval of lines of credit, evaluation of the conditions of the issuers at least annually and a report on concentrations for each client or economic group.

Although each financial subsidiary is responsible for its credit decisions and risk management, Grupo Aval as the holding entity, oversees the implementation of appropriate risk management controls at the financial subsidiaries through the Corporate Risk Unit and has established upward loan reporting processes. The holding’s risk management staff meets on a periodically basis to discuss Grupo Aval subsidiaries’ loan portfolio, developments in industry, risks and opportunities. Grupo Aval also coordinates loan syndication among its banks to effectively leverage the combined equity of its banks and manage any risk issues.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Each subsidiary of the financial sector in Colombia has two models for evaluating credit risk for the approval of commercial loans. The first is the financial ratings model, which consists of statistical models based on the client´s financial information, which are used in the approval process and for portfolio management and monitoring. The second model is based on the client´s financial ratings and their historical payment behavior with the bank.

For retail loans (including mortgage loans and auto loans) models are based on product line characteristic, sociodemographic variables and the historical payment behavior of the clients with the bank and the financial sector.

As a result of the changes caused by the national and international economic and political situation, since the beginning of 2020 it was necessary to review and adjust origination strategies, along with approved debt limits in accordance with individual risk analysis, especially for customers identified in high-risk sectors.

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

Periodically the financial subsidiaries classify each client in one of these risk categories: Category A-Normal, B Acceptable, C-Appreciable, D-Significant and E- Non - recoverability, based on the statistical models that each subsidiary has.

In addition, each financial subsidiary evaluates the commercial portfolio by economic sectors, where macro-sectors are evaluated with the purpose of monitoring the concentration per economic sector and the risk level of each one.

At least once a year, each financial subsidiary carries out an individual analysis of credit risk based on updated financial information of the client, payment record, collateral security/guarantees received, credit bureau reports and other qualitative information available; based on the information, clients are classified by risk level as mentioned above.

Each risk category is explained as follows:

Category	PD*	Risk	Description
1	0%- 7.5%	Normal	Appropriately serviced. The debtor’s financial statements or their projected cash flows, as well as all other credit information available to us, reflect adequate paying capacity

2	7.5% - 15%	Acceptable above normal

Adequately serviced and protected, but there are weaknesses which may potentially affect, on a temporary or permanent basis, the debtor’s paying capacity or their projected cash flows to the extent that, if not timely corrected, would affect the collection of the credits as contracted

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

(*)    Probability of default – “PD” is the probability that the counterpart defaults in their payment obligations of capital and/or interest.

For mortgage loans and microcredits, the previous classification by risk levels is carried out monthly considering the number of days past due.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2022 and 2021, the following is a summary of the credit portfolio by probability of default. Explanation of the terms: Stage 1, Stage 2 and Stage 3 are included in Note 2 (2.5) (ix) and explained in detail in Note 4.1.5 (Measurement of Expected Credit Loss).

Total Portfolio

	December 31, 2022
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	157,604,134	Ps.	1,939,187	Ps.	1,204	Ps.	159,544,525
7.5% - 15%		4,875,905		2,088,694		4		6,964,603
15% - 22.5%		2,174,448		869,741		16		3,044,205
22.5% - 30%		109,505		3,766,407		26		3,875,938
30% - 45%		56,951		1,801,667		80		1,858,698
45% - 60%		34,363		412,814		43		447,220
60% - 90%		48,319		855,614		3,602		907,535
> 90%		2,398		40,784		11,627,455		11,670,637
TOTAL	Ps.	164,906,023	Ps.	11,774,908	Ps.	11,632,430	Ps.	188,313,361

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	180,615,328	Ps.	6,434,636	Ps.	384	Ps.	187,050,348
7.5% - 15%		9,118,305		3,280,770		189		12,399,264
15% - 22.5%		789,446		3,489,521		25		4,278,992
22.5% - 30%		140,222		2,465,098		37		2,605,357
30% - 45%		127,038		3,506,321		99		3,633,458
45% - 60%		18,134		5,499,764		279		5,518,177
60% - 90%		5,510		2,120,466		1,066		2,127,042
> 90%		5,138		101,997		13,853,664		13,960,799
TOTAL	Ps.	190,819,121	Ps.	26,898,573	Ps.	13,855,743	Ps.	231,573,437

Commercial – Client portfolio

	December 31, 2022
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	86,598,567	Ps.	779,368	Ps.	9	Ps.	87,377,944
7.5% - 15%		2,822,740		1,381,629		—		4,204,369
15% - 22.5%		471,990		155,459		—		627,449
22.5% - 30%		44,608		2,870,642		6		2,915,256
30% - 45%		2,642		206,391		—		209,033
45% - 60%		15,250		38,374		6		53,630
60% - 90%		2,336		235,002		683		238,021
> 90%		101		5,229		9,144,067		9,149,397
TOTAL	Ps.	89,958,234	Ps.	5,672,094	Ps.	9,144,771	Ps.	104,775,099

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	97,948,422	Ps.	3,979,842	Ps.	28	Ps.	101,928,292

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
7.5% - 15%		2,351,842		469,870		188		2,821,900
15% - 22.5%		441,936		1,650,110		—		2,092,046
22.5% - 30%		44,434		1,019,403		—		1,063,837
30% - 45%		48,970		965,305		—		1,014,275
45% - 60%		15,318		3,600,621		164		3,616,103
60% - 90%		5,195		57,424		—		62,619
> 90%		2,263		5,400		9,421,069		9,428,732
TOTAL	Ps.	100,858,380	Ps.	11,747,975	Ps.	9,421,449	Ps.	122,027,804

Consumer

	December 31, 2022
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	49,264,495	Ps.	1,077,991	Ps.	1,193	Ps.	50,343,679
7.5% - 15%		1,524,921		614,921		4		2,139,846
15% - 22.5%		1,578,584		241,505		16		1,820,105
22.5% - 30%		59,316		808,475		19		867,810
30% - 45%		53,242		1,465,667		78		1,518,987
45% - 60%		6,671		196,343		34		203,048
60% - 90%		41,647		488,980		2,915		533,542
> 90%		252		35,081		1,957,094		1,992,427
TOTAL	Ps.	52,529,128	Ps.	4,928,963	Ps.	1,961,353	Ps.	59,419,444

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	57,159,315	Ps.	2,084,770	Ps.	356	Ps.	59,244,441
7.5% - 15%		6,187,490		1,508,771		1		7,696,262
15% - 22.5%		319,342		772,795		24		1,092,161
22.5% - 30%		70,402		1,143,141		35		1,213,578
30% - 45%		70,804		1,547,538		83		1,618,425
45% - 60%		1,297		1,129,306		115		1,130,718
60% - 90%		215		1,550,628		1,063		1,551,906
> 90%		2,875		91,777		3,247,002		3,341,654
TOTAL	Ps.	63,811,740	Ps.	9,828,726	Ps.	3,248,679	Ps.	76,889,145

Mortgage

	December 31, 2022
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	15,619,231	Ps.	81,828	Ps.	2	Ps.	15,701,061
7.5% - 15%		520,960		92,144		—		613,104
15% - 22.5%		83,260		472,777		—		556,037
22.5% - 30%		2,201		86,928		1		89,130
30% - 45%		776		116,377		2		117,155
45% - 60%		—		178,097		3		178,100
60% - 90%		—		131,170		4		131,174
> 90%		—		474		497,120		497,594
TOTAL	Ps.	16,226,428	Ps.	1,159,795	Ps.	497,132	Ps.	17,883,355

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	22,224,572	Ps.	369,997	Ps.	—	Ps.	22,594,569
7.5% - 15%		476,755		1,302,129		—		1,778,884
15% - 22.5%		22,014		1,066,616		1		1,088,631
22.5% - 30%		12,899		301,834		2		314,735
30% - 45%		6,909		991,992		16		998,917
45% - 60%		—		769,729		—		769,729
60% - 90%		—		471,393		3		471,396
> 90%		—		4,820		1,098,635		1,103,455
TOTAL	Ps.	22,743,149	Ps.	5,278,510	Ps.	1,098,657	Ps.	29,120,316

Microcredit

	December 31, 2022
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	154,099	Ps.	—	Ps.	—	Ps.	154,099
7.5% - 15%		7,284		—		—		7,284
15% - 22.5%		40,614		—		—		40,614
22.5% - 30%		3,380		362		—		3,742
30% - 45%		291		13,232		—		13,523
45% - 60%		12,442		—		—		12,442
60% - 90%		4,336		462		—		4,798
> 90%		2,045		—		29,173		31,218
TOTAL	Ps.	224,491	Ps.	14,056	Ps.	29,173	Ps.	267,720

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	66,191	Ps.	27	Ps.	—	Ps.	66,218
7.5% - 15%		100,613		—		—		100,613
15% - 22.5%		6,154		—		—		6,154
22.5% - 30%		12,487		720		—		13,207
30% - 45%		355		1,486		—		1,841
45% - 60%		1,519		108		—		1,627
60% - 90%		100		41,021		—		41,121
> 90%		—		—		86,958		86,958
TOTAL	Ps.	187,419	Ps.	43,362	Ps.	86,958	Ps.	317,739

Interbank and overnight funds

December 31, 2022
Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	5,967,742	Ps.	—	Ps.	—	Ps.	5,967,742
7.5% - 15%		—		—		—		—
15% - 22.5%		—		—		—		—
22.5% - 30%		—		—		—		—
30% - 45%		—		—		—		—
45% - 60%		—		—		—		—
60% - 90%		—		—		—		—
> 90%		—		—		1		1
TOTAL	Ps.	5,967,742	Ps.	—	Ps.	1	Ps.	5,967,743

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

December 31, 2021
Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	3,216,828	Ps.	—	Ps.	—	Ps.	3,216,828
7.5% - 15%		1,605		—		—		1,605
15% - 22.5%		—		—		—		—
22.5% - 30%		—		—		—		—
30% - 45%		—		—		—		—
45% - 60%		—		—		—		—
60% - 90%		—		—		—		—
> 90%		—		—		—		—
TOTAL	Ps.	3,218,433	Ps.	—	Ps.	—	Ps.	3,218,433

Loan commitments and financial guarantee contracts

	December 31, 2022
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	26,786,851	Ps.	249,902	Ps.	69	Ps.	27,036,822
7.5% - 15%		286,943		1,053,719		10		1,340,672
15% - 22.5%		10,450		1,865,391		98		1,875,939
22.5% - 30%		2,033		232,787		180		235,000
30% - 45%		1,469		303,823		777		306,069
45% - 60%		83		79,811		700		80,594
60% - 90%		532		47,631		728		48,891
> 90%		—		13		84,169		84,182
TOTAL	Ps.	27,088,361	Ps.	3,833,077	Ps.	86,731	Ps.	31,008,169

	December 31, 2021
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	43,415,038	Ps.	263,329	Ps.	667	Ps.	43,679,034
7.5% - 15%		1,495,285		117,201		75		1,612,561
15% - 22.5%		38,875		2,034,625		153		2,073,653
22.5% - 30%		16,802		80,460		404		97,666
30% - 45%		5,874		114,349		1,478		121,701
45% - 60%		442		175,708		1,408		177,558
60% - 90%		199		69,091		1,274		70,564
> 90%		30		1,023		102,531		103,584
TOTAL	Ps.	44,972,545	Ps.	2,855,786	Ps.	107,990	Ps.	47,936,321

Credit quality of financial assets (excluding loan portfolio)

The following is the breakdown of the different financial assets excluding loan portfolio, by credit risk level and type of issuer based on the rating issued by the independent credit ratings agency. A financial asset is considered investment grade if its credit rating is

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

BBB- or higher by Standard & Poor's or Fitch Ratings scale, Baa3 or higher by Moody's scale, F3 or higher by Fitch Ratings Colombia S.A or BRC3 or higher by BRC of Colombia. Otherwise, the financial asset is considered speculative.

a)	Trading investment in debt securities

	December 31, 2022		December 31, 2021
Investment grade
Sovereign (*)	Ps.	2,721,755	Ps.	2,809,142
Other public entities (**)		12,202		11,219
Corporate		112		114
Financial entities		178,584		544,748
Total investment grade	Ps.	2,912,653	Ps.	3,365,223
Speculative grade
Sovereign (*)	Ps.	157,246	Ps.	162,673
Other public entities (**)		181,948		238,291
Corporate		33,880		41,385
Financial entities		473,223		931,728
Multilaterals		1,873		1,923
Total Speculative grade	Ps.	848,170	Ps.	1,376,000
Without grade or not available
Corporate	Ps.	64	Ps.	64
Total without grade or not available	Ps.	64	Ps.	64
	Ps.	3,760,887	Ps.	4,741,287

(*)    A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities, including public administrations in general including regional and local governments.

b)	Investments in debt securities mandatorily at FVTPL

	December 31, 2022		December 31, 2021
Investment grade
Corporate	Ps.	1,378	Ps.	—
Total investment grade	Ps.	1,378	Ps.	—

c)	Investments in debt securities at FVOCI

	December 31, 2022
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	16,247,220	Ps.	—	Ps.	—	Ps.	16,247,220
Other public entities (**)		109,246		—		—		109,246
Central banks		194,098		—		—		194,098
Corporate		124,587		—		—		124,587
Financial entities		840,545		—		—		840,545
Multilaterals		477,890		—		—		477,890
Total investment grade	Ps.	17,993,586	Ps.	—	Ps.	—	Ps.	17,993,586
Speculative grade
Sovereign (*)	Ps.	2,702,107	Ps.	—	Ps.	—	Ps.	2,702,107
Other public entities (**)		680,002		—		—		680,002
Corporate		245,734		—		—		245,734
Financial entities		782,359		—		—		782,359
Multilaterals		25,062		—		—		25,062
Total speculative grade	Ps.	4,435,264	Ps.	—	Ps.	—	Ps.	4,435,264
Without Grade or Not available
Financial Entities	Ps.	32,955	Ps.	—	Ps.	—	Ps.	32,955
Total Without Grade or Not available	Ps.	32,955	Ps.	—	Ps.	—	Ps.	32,955
	Ps.	22,461,805	Ps.	—	Ps.	—	Ps.	22,461,805

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

d)	Investments in debt securities at amortized cost

	December 31, 2022
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	2,333,070	Ps.	—	Ps.	—	Ps.	2,333,070
Financial entities		29,026		—		—		29,026
Total investment grade	Ps.	2,362,096	Ps.	—	Ps.	—	Ps.	2,362,096
Speculative grade
Other public entities (**)	Ps.	4,509,839	Ps.	—	Ps.	—	Ps.	4,509,839
Corporate		72,390		—		—		72,390
Financial Entities		2,520,330		—		—		2,520,330
Total speculative grade	Ps.	7,102,559	Ps.	—	Ps.	—	Ps.	7,102,559
Without Grade or Not available
Corporate	Ps.	157,338	Ps.	80,199	Ps.	—	Ps.	237,537
Financial Entities		43,851		25,449		—		69,300
Total Without Grade or Not available	Ps.	201,189	Ps.	105,648	Ps.	—	Ps.	306,837
	Ps.	9,665,844	Ps.	105,648	Ps.	—	Ps.	9,771,492

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	December 31, 2021
		Stage 1		Stage 2			Stage 3		Total
Investment grade
Sovereign (*)	Ps.	1,596,941	Ps.	—		Ps.	—	Ps.	1,596,941
Financial entities		12,096		—			—		12,096
Total investment grade	Ps.	1,609,037	Ps.	—		Ps.	—	Ps.	1,609,037
Speculative grade
Other public entities (**)	Ps.	3,696,298	Ps.	—	Ps.		—	Ps.	3,696,298
Corporate		67,332		—			—		67,332
Financial entities		55,657		—			—		55,657
Total speculative grade	Ps.	3,819,287	Ps.	—		Ps.	—	Ps.	3,819,287
Without Grade or Not available
Corporate	Ps.	133,149	Ps.	133,262		Ps.	—	Ps.	266,411
Financial Entities		60,488		19,847			—		80,335
Total Without Grade or Not available	Ps.	193,637	Ps.	153,109		Ps.	—	Ps.	346,746
	Ps.	5,621,961	Ps.	153,109		Ps.	—	Ps.	5,775,070

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

e)	Other accounts receivable at FVTPL

	December 31, 2022		December 31, 2021
Investment grade
Sovereign (*)	Ps.	3,507,231	Ps.	3,228,480
Total investment grade	Ps.	3,507,231	Ps.	3,228,480

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

f)	Other accounts receivable at amortized cost

		December 31, 2022
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivable and contract assets for corporate customers	Ps.	13,231,073	Ps.	—	Ps.	—	Ps.	—	Ps.	13,231,073
Other accounts receivable related to gas, energy services, contributions and others		1,149,977		123,649		198,941		—		1,472,567
Other receivables using simplified approach
Other accounts receivable from individual customers		—		—		—		5,552,118		5,552,118
Total other receivables	Ps.	14,381,050	Ps.	123,649	Ps.	198,941	Ps.	5,552,118	Ps.	20,255,758

		December 31, 2021
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivable and contract assets for corporate customers	Ps.	10,384,254	Ps.	—	Ps.	—	Ps.	—	Ps.	10,384,254
Other accounts receivable related to gas, energy services, contributions and others		1,051,546		83,952		159,333		—		1,294,831
Other receivables using simplified approach
Other accounts receivable from individual customers		—		—		—		4,502,442		4,502,442
Total other receivables	Ps.	11,435,800	Ps.	83,952	Ps.	159,333	Ps.	4,502,442	Ps.	16,181,527

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Evaluated using general approach

The following table provides information about the exposure to credit risk for other accounts receivable and contract assets for corporate customers as of December 31, 2022, and 2021. The credit quality of these financial assets follows the methodology of the probability of default of debt securities and other liquid financial assets (See note 4.1.5).

	December 31, 2022
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	12,653,956	Ps.	—	Ps.	—	Ps.	12,653,956
Financial entities		577,117		—		—		577,117
Total investment grade	Ps.	13,231,073	Ps.	—	Ps.	—	Ps.	13,231,073

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

	December 31, 2021
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	9,860,003	Ps.	—	Ps.	—	Ps.	9,860,003
Financial entities		524,251		—		—		524,251
Total investment grade	Ps.	10,384,254	Ps.	—	Ps.	—	Ps.	10,384,254

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

The following table provides information about the exposure to credit risk by segment for accounts receivable related to gas and energy services, the methodology used to estimate the ECLs is the same used for Loan and Receivable (See note 4.1.5):

	December 31, 2022
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	120,256	Ps.	20,603	Ps.	22,976	Ps.	163,835
Gas		759,221		95,581		67,255		922,057
Energy		71,471		6,592		95,875		173,938
Other accounts receivable		199,029		873		12,835		212,737
Total segmentation	Ps.	1,149,977	Ps.	123,649	Ps.	198,941	Ps.	1,472,567

	December 31, 2021
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	153,917	Ps.	—	Ps.	—	Ps.	153,917
Gas		656,962		80,326		72,759		810,047
Energy		73,084		3,626		86,574		163,284
Other accounts receivable		167,583		—		—		167,583
Total segmentation	Ps.	1,051,546	Ps.	83,952	Ps.	159,333	Ps.	1,294,831

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

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers as of December 31, 2022 and 2021.

	Weighted-	Gross
	average loss	carrying		Loss			Credit-
December 31, 2022	rate	amount		allowance			impaired
0–30 days past due	0.67%	Ps.	4,884,653	Ps.	32,592	Ps.	—
31–60 days past due	7.94%		94,105		7,471		—
61–90 days past due	12.64%		66,299		8,378		—
More than 90 days past due	61.28%		507,061		310,732		507,061
		Ps.	5,552,118	Ps.	359,173	Ps.	507,061

	Weighted-	Gross
	average loss	carrying		Loss			Credit-
December 31, 2021	rate	amount		allowance			impaired
0–30 days past due	1.24%	Ps.	3,189,052	Ps.	39,473	Ps.	—
31–60 days past due	2.22%		678,002		15,081		—
61–90 days past due	13.42%		56,125		7,534		—
More than 90 days past due	42.49%		579,263		246,102		579,263
		Ps.	4,502,442	Ps.	308,190	Ps.	579,263

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

g)	Derivative instruments

The details of credit rating determined by independent credit rating agents of counterparties in trading derivatives and hedge derivatives are as follows.

Credit worthiness	December 31, 2022		December 31, 2021
Investment grade	Ps.	1,257,143	Ps.	986,231
Speculative		4,165		1,504
Without grade or not available		800,951		219,422
Total	Ps.	2,062,259	Ps.	1,207,157

The following table shows an analysis of counterparty credit exposures that arise from derivative transactions. Transactions derived from Grupo Aval are generally fully guaranteed with cash:

Trading derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		amount		value		amount		value
2022
Derivative assets	Ps.	72,500,745	Ps.	2,041,405	Ps.	29,203,700	Ps.	12,991
Derivative liabilities		62,639,638		1,757,606		20,116,392		11,213
2021
Derivative assets	Ps.	63,868,342	Ps.	1,162,909	Ps.	18,568,369	Ps.	5,441
Derivative liabilities		57,021,642		1,049,910		11,681,893		8,648

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Hedging derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		amount		value		amount		value
2022
Derivative assets	Ps.	829,105	Ps.	20,854	Ps.	—	Ps.	—
Derivative liabilities		533,829		3,568		—		—
2021
Derivative assets	Ps.	2,077,334	Ps.	44,248	Ps.	1,469,048	Ps.	—
Derivative liabilities		5,001,665		55,813		2,857,279		—

Derivative transactions of Grupo Aval are collateralized by cash of Ps (1,224,414) as of December 31, 2022, and of Ps. (1,012,678) as of December 31, 2021, see note 4.1.10 “Offset of financial assets and financial liabilities”.

h)	Cash and cash equivalents

Grupo Aval held cash and cash equivalents of Ps. 17,032,857 as of December 31, 2022 (2021: Ps. 36,642,829). The cash and cash equivalents are held in central banks and financial institution counterparties. The following table shows an analysis of counterparty credit exposures:

	December 31, 2022		December 31, 2021
Investment grade	Ps.	12,051,274	Ps.	16,351,608
Central bank		4,541,687		5,113,247
Financial entities		7,509,587		11,238,361
Speculative grade		1,148,798		13,820,904
Central bank		2,058		11,200,970
Financial entities		1,146,740		2,619,934
Without grade or not available		34,760		72,756
Financial entities		34,760		72,756
Cash and cash equivalent with third parties	Ps.	13,234,832	Ps.	30,245,268
Cash held by entity (*)	Ps.	3,798,025	Ps.	6,397,561
Total	Ps.	17,032,857	Ps.	36,642,829

(*)   Cash held by each Grupo Aval’s bank in custody in vaults, ATMs and cash.

4.1.4          Mitigation of Credit Risk, Collateral and Other Credit Risk Enhancements

The exposure to credit risk for each of Grupo Aval´s financial subsidiaries is reduced by collateral and other credit enhancements. The existence of collateral security or guarantees can be a requirement but not a determining factor in approval of a credit. Credit risk policies of Grupo Aval require an evaluation of the debtor’s payment capacity based on the debtor´s ability to generate the resources needed for the timely and complete payment of their obligations.

Credit risk management includes the following activities:

●	Analysis of credit risk: For commercial lending, tools are used for the individual evaluation of credits based on payment capacity supported on cash generation, credit rating models with inputs from historical and projected financial condition, and on the payment history of the debtor with the financial sector. For interbank and overnight funds, the Camel Model is used to analyze financial institutions according to six factors represented by capital adequacy, assets quality, management, earnings, liquidity, and sensitivity. For consumer lending (including mortgages and auto financing), scoring models are based on characteristics of each credit line and in terms of clients, sociodemographic variables and payment behavior with both then bank and the financial sector.
●	Evaluation of collateral security / guarantees with appropriate debt coverage in accordance with the credit policies of each financial subsidiary. Collateral security includes mortgages on real estate, pledge on assets, cash deposits and investments.
●	Evaluation of the liquidity of the collateral security / guarantees received.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The methods used for the evaluation of collateral security / guarantees are aligned with the market practices and include the use of independent real estate appraisers or the market value of securities. All collateral security / guarantees must be legally evaluated and drafted following the parameters of applicable legal regulations.

Mortgage lending

The following tables classify credit exposures for mortgage loans and advances to retail customers by ranges of loan-to-value (LTV) ratio. LTV is calculated as the ratio of the gross amount of the loan – or the amount of the loan commitments – to the value of the collateral. The value of the collateral for mortgage loans is based on the collateral value at origination updated based on changes in house price indices.

	December 31, 2022		December 31, 2021
LTV ratio
Less than 50%	Ps.	6,828,495	Ps.	9,023,386
51 – 70%		6,139,066		9,821,038
71 – 90%		3,595,794		8,588,798
91 – 100%		1,019,031		1,347,872
More than 100%		300,969		339,222
Total	Ps.	17,883,355	Ps.	29,120,316

Credit-impaired mortgage loans

For credit-impaired loans the value of collateral is based on the most recent appraisals

	December 31, 2022		December 31, 2021
LTV ratio
Less than 50%	Ps.	141,621	Ps.	230,561
51 – 70%		184,151		346,707
More than 70%		171,360		521,389
Total	Ps.	497,132	Ps.	1,098,657

As of December 31, 2022, and 2021, the following chart shows the detail of the credit portfolio per type of guarantees received.

									Interbank and
December 31, 2022	Commercial		Consumer		Mortgages		Microcredit		overnight funds		Total
Unsecured credits	Ps.	57,471,266	Ps.	53,550,006	Ps.	2,042	Ps.	224,582	Ps.	1,179,355	Ps.	112,427,251
Loans secured by other banks		322,063		774		—		—		—		322,837
Collateralized credits:
Mortgages		988,888		124,990		15,549,938		651		—		16,664,467
Other real estate		13,026,949		260,832		6,494		215		—		13,294,490
Investments in equity instruments		410,669		—		—		—		—		410,669
Deposits in cash or cash equivalents		1,412,983		167,194		—		—		—		1,580,177
Leased machineries and vehicles		8,148,297		18,072		2,266,986		—		—		10,433,355
Fiduciary agreements, standby letters and guarantee funds		9,822,855		31,166		57,895		41,354		—		9,953,270
Pledged income		3,731,465		—		—		—		—		3,731,465
Pledges		3,657,840		5,190,680		—		52		—		8,848,572
Other assets		5,781,824		75,730		—		866		4,788,388		10,646,808
Total gross loan portfolio	Ps.	104,775,099	Ps.	59,419,444	Ps.	17,883,355	Ps.	267,720	Ps.	5,967,743	Ps.	188,313,361

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2022, and 2021, the following chart sets out the carrying amount and the value of identifiable collateral (mainly commercial property) for commercial loans held by Grupo Aval at a consolidated level:

	December 31, 2022				December 31, 2021
	Carrying Amount		Collateral		Carrying Amount		Collateral
Stages 1 and 2	Ps.	22,537,899	Ps.	15,742,699	Ps.	29,813,813	Ps.	27,396,891
Stage 3		2,574,521		2,479,275		2,989,892		2,691,236
	Ps.	25,112,420	Ps.	18,221,974	Ps.	32,803,705	Ps.	30,088,127

4.1.5          Amounts arising from Expected Credit Loss (ECL)

Definition of Default

Grupo Aval considers a financial asset to be in default when:

●	The borrower is unlikely to pay its credit obligations to Grupo Aval in full. Without prejudice, Grupo Aval takes actions such as realizing collateral (if any is held);
●	The borrower is more than 90 days past due on any material credit obligation other than mortgages to Grupo Aval. Overdrafts are considered past due once the customer has breached the allowed tenor or been advised of the reduction of the limit;
●	For mortgages, when the borrower is more than 180 days past due;
●	The borrower is in a state of restructuring, bankruptcy proceedings or business reorganization.
●	In the case of fixed income financial securities, the following concepts among others apply:
-	External rating of the issuer or instrument in rating D under Standard & Poor’s and Fitch Ratings scale or rating C under Moody’s scale;
-	Contractual payments are not made on the due date;
-	There is a very high probability of suspension of payments;
-	The issuer likely to go bankrupt or file for bankruptcy or similar action; or
-	The financial asset no longer has an active market given its financial difficulties.

In assessing whether a borrower is in default, Grupo Aval considers indicators as follows:

●	Qualitative: e.g. breaches of non-financial covenants;
●	Quantitative: e.g. breaches of financial covenants, overdue status and non-payment of another obligation of the same issuer to Grupo Aval; and
●	Based on internally historical or developed data and obtained from external sources.

Inputs used in the assessment of whether a financial instrument is in default may vary over time to reflect changes in circumstances.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Measurement of ECL

The measurement of expected credit losses is a calculation that involves an important number of interrelated inputs and assumptions, such as the financial asset’s probability of default, loss given default and exposure at default, which are modelled based on macroeconomic variables. Furthermore, the determination of the ECL requires the application of expert credit judgment to assess the current situation.

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

PD is the probability that the counterparty defaults in its payment obligations of capital and/or interest. Credit risk grades are the primary input in the determination of the term structure of PD for exposures. Grupo Aval collects performance and default information about its credit risk exposures analyzed by jurisdiction or region, by type of product and borrower, and by credit risk grade. For some portfolios, information purchased from external credit bureaus may also be used.

Grupo Aval employs statistical models to analyze the data collected and generates estimates of the remaining lifetime PD of exposures and how these are expected to change as a result of the passage of time.

LGD is an estimate of the loss arising at default, which is computed as a percentage of exposure that the entity ultimately expects to lose in the event of a default in a financial instrument.

Grupo Aval estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models considers the collateral structure, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. For loans secured/ guaranteed by real estate, loan-to-value (LTV) ratios will be a key parameter in determining LGD. Estimates are calibrated for different economic scenarios and, for real estate lending, to reflect possible changes in property prices.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

II.          PD – Probability of Default

Term structure of PD

Credit risk grades are the primary input in the determination of the term structure of PD for exposures. Grupo Aval collects performance and default information about its credit risk exposures by type of product and borrower, and by credit risk grade. For some portfolios, information purchased from external credit bureaus may also be used.

Grupo Aval employs statistical models to analyze the data collected and generates estimates of the remaining lifetime PD of exposures and how these are expected to change as a result of the passage of time.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

The B scenario (base case) represents a most-likely outcome. It is aligned with information used by Grupo Aval for other purposes, such as budgeting. The other scenarios represent more optimistic (C) and more pessimistic (A) outcomes with their respective probability of occurrence.

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

The following table presents one-year projections for Colombia made in December 2021, compared to the official data for December 2022:

	2022	2021
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	13.12%	3.39%	4.19%	5.63%
DTF Interest rate	13.42%	4.50%	5.25%	6.50%
GDP Growth	7.50%	3.63%	4.57%	6.19%
Unemployment rate	9.58%	12.81%	11.38%	9.74%

The following table presents one-year projections for Panamá made in December 2021, compared to the official data for December 2022:

	2022	2021
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	2.08%	3.78%	2.86%	2.17%
Nominal interest rate variation	0.01%	0.89%	0.84%	0.37%
GDP Growth	9.48%	3.35%	5.12%	8.03%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The economic scenarios used as of December 31, 2022, and 2021 (one-year projections) include the following expected scenarios of key indicators (among others) for Colombia.

	2022			2021
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	7.93%	7.83%	7.86%	3.39%	4.19%	5.63%
DTF interest rate	8.64%	8.90%	9.36%	4.50%	5.25%	6.50%
GDP Growth	(0.53%)	1.29%	2.37%	3.63%	4.57%	6.19%
Used home prices	(1.48%)	0.07%	1.75%	(2.20%)	1.18%	4.06%
Unemployment rate	11.15%	10.44%	9.46%	12.81%	11.38%	9.74%

The economic scenarios used as of December 31, 2022, and 2021 (one-year projections) include the following expected scenarios of key indicators (among others) for Panamá.

	2022			2021
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	4.23%	3.62%	2.64%	3.78%	2.86%	2.17%
Nominal interest rate variation	1.31%	0.46%	0.32%	0.89%	0.84%	0.37%
GDP Growth	4.00%	4.58%	5.32%	3.35%	5.12%	8.03%

The scenario probability weightings applied as of December 31, 2022, and 2021 in measuring ECL are as follows.

Colombia

	2022			2021
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	28%	57%	15%	23%	57%	20%

Panamá

	2022			2021
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	5%	75%	20%	15%	60%	25%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The table below shows the loss allowance on loans assuming each forward-looking scenario (e.g. scenario A, B and C) were weighted 100% instead of applying scenario probability weights across the three scenarios.

		December 31, 2022					December 31, 2021
	Scenario A		Scenario B		Scenario C		Scenario A		Scenario B		Scenario C
Gross Exposure
Commercial	Ps.	104,775,099	Ps.	104,775,099	Ps.	104,775,099	Ps.	122,027,804	Ps.	122,027,804	Ps.	122,027,804
Consumer		59,419,444		59,419,444		59,419,444		76,889,145		76,889,145		76,889,145
Mortgages		17,883,355		17,883,355		17,883,355		29,120,316		29,120,316		29,120,316
Microcredit		267,720		267,720		267,720		317,739		317,739		317,739
Interbank and overnight founds		5,967,743		5,967,743		5,967,743		3,218,433		3,218,433		3,218,433
Total gross exposure	Ps.	188,313,361	Ps.	188,313,361	Ps.	188,313,361	Ps.	231,573,437	Ps.	231,573,437	Ps.	231,573,437

Loss Allowance for each scenario
Commercial	Ps.	5,390,734	Ps.	5,472,794	Ps.	5,523,548	Ps.	5,720,145	Ps.	5,830,791	Ps.	5,940,469
Consumer		3,248,144		3,338,076		3,370,089		4,410,869		4,599,286		4,766,627
Mortgages		347,828		378,471		352,819		670,926		732,072		785,675
Microcredit		37,614		38,752		40,161		102,434		105,148		107,139
Interbank and overnight founds		10,311		11,275		11,997		7,198		7,279		7,335
Total Loss Allowance	Ps.	9,034,631	Ps.	9,239,368	Ps.	9,298,614	Ps.	10,911,572	Ps.	11,274,576	Ps.	11,607,245
The table below shows the loan portfolio in Stage 2 for each scenario.
Proportion of Assets in Stage 2
Commercial		5.6%		5.9%		5.9%		9.8%		10.1%		10.5%
Consumer		8.0%		8.2%		8.6%		11.3%		12.7%		14.0%
Mortgages		6.3%		6.4%		6.5%		16.9%		17.5%		18.2%
Microcredit		5.2%		5.2%		5.3%		13.7%		13.7%		13.7%
Interbank and overnight founds		—%		—%		—%		—%		—%		—%

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

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring typically involves using of the following data:

Commercial	Consumer	Mortgage	Microcredit
-Information from the audited financial statements obtained during periodic reviews.	-Information collected internally about the behavior of customers.	-Information collected internally about the behavior of customers.	-Information collected internally about the behavior of customers.
-Data from credit bureaus.	-Data from credit bureaus.	-Data from credit bureaus.	-Data from credit bureaus.
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

For the years ended December 31, 2022, 2021 and 2020

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

Objective evidence of impairment is the second step in making changes between stages. It is concluded that there is objective evidence of impairment if one the following situations is met:

●	The external credit rating of the issuance, issuer or counterparty is reduced to D on the Standard & Poor´s and Fitch Ratings scale or up to C on the Moody´s scale.
●	Contractual payments are not made on the established dates, terms or grace periods.
●	There is a certainty of suspension of payments.
●	There is a probability that the issuer or counterparty will go into a bankruptcy process.
●	Due to financial difficulties there is no market for financial assets.

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

For the years ended December 31, 2022, 2021 and 2020

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

Grupo Aval´s methodology assigns weights for recovery rates for Sovereigns Debt and Corporates Debt. The recovery rates for Sovereigns. Sovereign debt recovery rates remained at 53% in 2022, also Corporate debt recovery rates increased moderately from 46.9% in 2021 to 47.4% in 2022.

Further information is available and published annually by Moody’s in the “Sovereign default and recovery rates 1983-2020” and “Annual Default Study” reports.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Loss allowance

The table below shows the loss allowance balances as of December 31, 2022 and 2021.

	December 31, 2022
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Commercial loan client portfolio	Ps.	598,538	Ps.	515,202	Ps.	4,379,006	Ps.	—	Ps.	5,492,746
Consumer loan portfolio		839,904		853,159		1,618,849		—		3,311,912
Mortgage loan portfolio		48,763		52,639		251,039		—		352,441
Microcredit loan portfolio		6,238		4,922		27,811		—		38,971
Interbank loan and overnight founds portfolio		1,444		—		—		—		1,444
Total loan portfolio	Ps.	1,494,887	Ps.	1,425,922	Ps.	6,276,705	Ps.	—	Ps.	9,197,514
Investments in debt securities at amortized cost		28,563		8,367		—		—		36,930
Other accounts receivable		24,977		20,201		140,123		197,115		382,416
Total loss allowance financial assets at amortized cost	Ps.	1,548,427	Ps.	1,454,490	Ps.	6,416,828	Ps.	197,115	Ps.	9,616,860

Investments in debt securities at FVOCI	Ps.	12,686	Ps.	—	Ps.	—	Ps.	—	Ps.	12,686
Loan commitments and financial guarantee contracts		58,160		6,461		289		—		64,910
Total loss allowance	Ps.	1,619,273	Ps.	1,460,951	Ps.	6,417,117	Ps.	197,115	Ps.	9,694,456

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	December 31, 2021
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Commercial loan client portfolio	Ps.	655,655	Ps.	1,006,822	Ps.	4,192,268	Ps.	—	Ps.	5,854,745
Consumer loan portfolio		1,066,543		1,396,101		2,118,360		—		4,581,004
Mortgage loan portfolio		93,122		286,903		352,382		—		732,407
Microcredit loan portfolio		6,740		13,291		85,039		—		105,070
Interbank loan and overnight founds portfolio		2,386		—		—		—		2,386
Total loan portfolio	Ps.	1,824,446	Ps.	2,703,117	Ps.	6,748,049	Ps.	—	Ps.	11,275,612
Investments in debt securities at amortized cost		3,297		7,401		—		—		10,698
Other accounts receivable		18,939		16,771		129,449		217,643		382,802
Total loss allowance financial assets at amortized cost	Ps.	1,846,682	Ps.	2,727,289	Ps.	6,877,498	Ps.	217,643	Ps.	11,669,112

Investments in debt securities at FVOCI	Ps.	123,978	Ps.	—	Ps.	—	Ps.	—	Ps.	123,978
Loan commitments and financial guarantee contracts		45,916		10,097		6,028		—		62,041
Total loss allowance	Ps.	2,016,576	Ps.	2,737,386	Ps.	6,883,526	Ps.	217,643	Ps.	11,855,131

The table below presents impairment losses per portfolio as of December 31

		2022		2021		2020
Commercial	Ps.	622,783	Ps.	1,224,540	Ps.	1,922,711
Consumer		2,498,699		1,828,400		2,462,803
Mortgage		(25,202)		99,761		111,283
Microcredit		5,497		17,525		76,042
Interbank and overnight funds		(942)		1,535		(135)
Total	Ps.	3,100,835	Ps.	3,171,761	Ps.	4,572,704

		2022		2021		2020
Other receivables	Ps.	78,641	Ps.	71,640	Ps.	65,502

The table below shows for loans stage 3 individually assessed for ECL the gross amount and loss allowance balances as of December 31, 2022 and 2021.

	December 31, 2022
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	143,728	Ps.	138,324	Ps.	—
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	143,728	Ps.	138,324	Ps.	—

With recognized provision
Commercial	Ps.	7,444,017	Ps.	1,554,672	Ps.	3,332,063
Consumer		5,913		279		2,337
Residential mortgage		10,983		—		6,170
Repos, interbank loans portfolio		1		—		—
Subtotal	Ps.	7,460,914	Ps.	1,554,951	Ps.	3,340,570
Totals
Commercial		7,587,745		1,692,996		3,332,063
Consumer		5,913		279		2,337
Residential mortgage		10,983		—		6,170
Repos, interbank loans portfolio		1		—		—
Total	Ps.	7,604,642	Ps.	1,693,275	Ps.	3,340,570

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

The difference between the value of the loan and the guarantees disclosed in the table above corresponds to unsecured loans valued under the discounted cash flow method. When using this method, it is implied that it is possible for the customer to make future payments.

The loss allowance recognized in the period is impacted by a variety of factors, as described below:

●	Transfers between Stage 1 and Stages 2 or 3 due to financial instruments experiencing significant increases (or decreases) in credit risk or becoming credit-impaired in the period, and the consequent "step up" (or "step down") between 12-month and lifetime ECL;
●	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized in the period;
●	Impact of the measurement of ECL due to changes made to models and assumptions;
●	Decrease within ECL due to the passage of time, as ECL is measured on a present value basis;
●	Foreign exchange retranslations for asset denominated in foreign currencies and other movements; and
●	Financial assets derecognized during the period and write-offs of allowances related to assets than were written off during the period.

The following tables show the reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Total Loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2020	Ps.	1,853,138	Ps.	1,158,732	Ps.	5,173,927	Ps.	8,185,797
Transfers:
Transfer from stage 1 to stage 2		(401,699)		401,699		—		—
Transfer from stage 1 to stage 3		(85,553)		—		85,553		—
Transfer from stage 2 to stage 3		—		(487,522)		487,522		—
Transfer from stage 3 to stage 2		—		73,899		(73,899)		—
Transfer from stage 2 to stage 1		218,863		(218,863)		—		—
Transfer from stage 3 to stage 1		28,827		—		(28,827)		—
Net remeasurement of loss allowance (6)		185,868		1,512,818		2,640,111		4,338,797
New financial assets originated or purchased		420,280		260,743		188,225		869,248
Financial assets that have been derecognized		(364,644)		(150,314)		(120,383)		(635,341)
Unwind of discount (3)		—		—		488,862		488,862
FX and other movements		243		(4,102)		(3,738)		(7,597)
Discontinued operations (1)		(412,820)		1,190,483		886,578		1,664,241
Reclassification BAC (1) (2)		323,942		(686,564)		(681,763)		(1,044,385)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Write-offs		(6,369)		(11,953)		(2,936,129)		(2,954,451)
Loss allowance as of December 31, 2020	Ps.	1,760,076	Ps.	3,039,056	Ps.	6,106,039	Ps.	10,905,171
Transfers:
Transfer from stage 1 to stage 2		(202,725)		202,725		—		—
Transfer from stage 1 to stage 3		(61,953)		—		61,953		—
Transfer from stage 2 to stage 3		—		(811,072)		811,072		—
Transfer from stage 3 to stage 2		—		151,978		(151,978)		—
Transfer from stage 2 to stage 1		207,626		(207,626)		—		—
Transfer from stage 3 to stage 1		45,635		—		(45,635)		—
Net remeasurement of loss allowance (5)		(529,125)		560,032		2,616,359		2,647,266
New financial assets originated or purchased		926,752		274,290		510,673		1,711,715
Financial assets that have been derecognized		(441,892)		(335,489)		(409,840)		(1,187,221)
Unwind of discount (3)		—		1		440,451		440,452
FX and other movements		5,140		14,524		9,488		29,152
Discontinued operations (1)		(274,758)		583,619		990,241		1,299,102
Reclassification BAC (1) (2)		461,534		(570,239)		(915,249)		(1,023,954)
Write-offs		(71,864)		(198,682)		(3,275,525)		(3,546,071)
Loss allowance as of December 31, 2021	Ps.	1,824,446	Ps.	2,703,117	Ps.	6,748,049	Ps.	11,275,612
Transfers:
Transfer from stage 1 to stage 2		(183,333)		183,333		—		—
Transfer from stage 1 to stage 3		(105,447)		—		105,447		—
Transfer from stage 2 to stage 3		—		(625,769)		625,769		—
Transfer from stage 3 to stage 2		—		165,584		(165,584)		—
Transfer from stage 2 to stage 1		377,758		(377,758)		—		—
Transfer from stage 3 to stage 1		98,057		—		(98,057)		—
Net remeasurement of loss allowance (4)		(184,532)		695,126		2,404,266		2,914,860
New financial assets originated or purchased		902,226		316,329		595,011		1,813,566
Financial assets that have been derecognized		(462,600)		(269,020)		(895,971)		(1,627,591)
Unwind of discount (3)		—		28		550,935		550,963
FX and other movements		3,449		28,302		26,477		58,228
Discontinued operations (1)		(3,843)		14,798		253,502		264,457
Loss of control in subsidiary (1)		(640,049)		(1,003,291)		(1,197,326)		(2,840,666)
Write-offs		(131,245)		(404,857)		(2,675,813)		(3,211,915)
Loss allowance as of December 31, 2022	Ps.	1,494,887	Ps.	1,425,922	Ps.	6,276,705	Ps.	9,197,514

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2022 versus parameters as of 2021 and the loan portfolio as of 2022.

December 31, 2022
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(171,007)	Ps.	42	Ps.	73,226	Ps.	(97,739)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

(6)       This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions         and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31,2019 and the loan portfolio as of December 31, 2020.

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(203,257)	Ps.	951,565	Ps.	94,477	Ps.	842,785

The following table further explains changes in the gross carrying amount of the loan portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2020	Ps.	164,206,688	Ps.	8,056,807	Ps.	9,864,619	Ps.	182,128,114
Transfers:
Transfer from stage 1 to stage 2		(10,884,862)		10,884,862		—		—
Transfer from stage 1 to stage 3		(1,477,007)		—		1,477,007		—
Transfer from stage 2 to stage 3		—		(1,809,431)		1,809,431		—
Transfer from stage 2 to stage 1		1,911,107		(1,911,107)		—		—
Transfer from stage 3 to stage 2		—		197,795		(197,795)		—
Transfer from stage 3 to stage 1		118,638		—		(118,638)		—
New financial assets originated or purchased		80,348,102		6,663,845		2,498,792		89,510,739
Financial assets that have been paid		(74,679,641)		(2,239,246)		(3,645,906)		(80,564,793)
Net remeasurement of amortized cost and other receivables		(1,355,755)		237,700		2,471,802		1,353,747
Write-offs		(6,369)		(11,953)		(2,936,129)		(2,954,451)
On business combination(3)		12,198,534		390,932		519,752		13,109,218
Discontinued operations (1)		4,960,227		1,134,881		333,176		6,428,284
Reclassification BAC (1) (2)		(7,387,932)		4,977,650		275,129		(2,135,153)
FX and other movements		(462,082)		15,464		18,078		(428,540)
Total portfolio as of December 31, 2020	Ps.	167,489,648	Ps.	26,588,199	Ps.	12,369,318	Ps.	206,447,165
Transfers:
Transfer from stage 1 to stage 2		(10,995,706)		10,995,706		—		—
Transfer from stage 1 to stage 3		(1,463,566)		—		1,463,566		—
Transfer from stage 2 to stage 3		—		(3,879,203)		3,879,203		—
Transfer from stage 2 to stage 1		5,474,571		(5,474,571)		—		—
Transfer from stage 3 to stage 2		—		809,475		(809,475)		—
Transfer from stage 3 to stage 1		333,523		—		(333,523)		—
New financial assets originated or purchased		112,304,857		3,354,034		1,387,110		117,046,001
Financial assets that have been paid		(97,996,142)		(5,649,252)		(3,708,436)		(107,353,830)
Net remeasurement of amortized cost and other receivables		(2,094,986)		723		2,228,841		134,578
Write-offs		(71,864)		(198,682)		(3,275,525)		(3,546,071)
Discontinued operations (1)		5,034,757		866,278		308,754		6,209,789
Reclassification BAC (1) (2)		9,531,734		(1,103,917)		130,807		8,558,624
FX and other movements		3,272,295		589,783		215,103		4,077,181
Total portfolio as of December 31, 2021	Ps.	190,819,121	Ps.	26,898,573	Ps.	13,855,743	Ps.	231,573,437

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Transfers:
Transfer from stage 1 to stage 2		(8,276,152)		8,276,152		—		—
Transfer from stage 1 to stage 3		(1,659,371)		—		1,659,371		—
Transfer from stage 2 to stage 3		—		(2,939,477)		2,939,477		—
Transfer from stage 2 to stage 1		8,288,205		(8,288,205)		—		—
Transfer from stage 3 to stage 2		—		646,995		(646,995)		—
Transfer from stage 3 to stage 1		367,294		—		(367,294)		—
New financial assets originated or purchased		138,932,725		2,450,770		1,294,360		142,677,855
Financial assets that have been paid		(104,212,015)		(6,284,621)		(4,053,745)		(114,550,381)
Net remeasurement of amortized cost and other receivables		(1,008,007)		213,598		2,341,971		1,547,562
Write-offs		(131,245)		(404,857)		(2,675,813)		(3,211,915)
Discontinued operations (1)		4,985,907		(1,228,725)		(2,082,045)		1,675,137
Loss of control in subsidiary (1)		(68,298,203)		(8,288,834)		(847,564)		(77,434,601)
FX and other movements		5,097,764		723,539		214,964		6,036,267
Total portfolio as of December 31, 2022	Ps.	164,906,023	Ps.	11,774,908	Ps.	11,632,430	Ps.	188,313,361

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3) See note 35 Business combination

The total loan portfolio is composed of commercial loans – client portfolio, consumer loans, mortgage loans, microcredit loans and interbank and overnight funds loan. The following tables show the movement in provision and gross amounts of these portfolios separately:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Commercial – Client portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2020	Ps.	692,037	Ps.	213,103	Ps.	3,283,248	Ps.	4,188,388
Transfers:
Transfer from stage 1 to stage 2		(79,114)		79,114		—		—
Transfer from stage 1 to stage 3		(13,838)		—		13,838		—
Transfer from stage 2 to stage 3		—		(102,940)		102,940		—
Transfer from stage 3 to stage 2		—		20,874		(20,874)		—
Transfer from stage 2 to stage 1		92,006		(92,006)		—		—
Transfer from stage 3 to stage 1		6,599		—		(6,599)		—
Net remeasurement of loss allowance (6)		(71,858)		501,454		1,479,078		1,908,674
New financial assets originated or purchased		215,540		115,985		97,730		429,255
Financial assets that have been derecognized		(184,660)		(24,104)		(206,454)		(415,218)
Unwind of discount (3)		—		—		360,126		360,126
FX and other movements		666		(431)		(88)		147
Discontinued operations (1)		(28,412)		128,370		190,407		290,365
Reclassification BAC (1) (2)		29,550		(31,576)		(98,038)		(100,064)
Write-offs		(1,686)		(2,746)		(1,376,835)		(1,381,267)
Loss allowance as of December 31, 2020	Ps.	656,830	Ps.	805,097	Ps.	3,818,479	Ps.	5,280,406
Transfers:
Transfer from stage 1 to stage 2		(46,649)		46,649		—		—
Transfer from stage 1 to stage 3		(8,714)		—		8,714		—
Transfer from stage 2 to stage 3		—		(210,321)		210,321		—
Transfer from stage 3 to stage 2		—		48,748		(48,748)		—
Transfer from stage 2 to stage 1		64,201		(64,201)		—		—
Transfer from stage 3 to stage 1		20,081		—		(20,081)		—
Net remeasurement of loss allowance (5)		(274,271)		275,616		1,050,553		1,051,898
New financial assets originated or purchased		403,839		137,181		280,899		821,919
Financial assets that have been derecognized		(196,873)		(105,018)		(347,386)		(649,277)
Unwind of discount (3)		—		—		291,393		291,393
FX and other movements		5,283		3,020		6,543		14,846
Discontinued operations (1)		(22,433)		99,910		166,165		243,642
Reclassification BAC (1) (2)		58,788		(24,946)		(148,509)		(114,667)
Write-offs		(4,427)		(4,913)		(1,076,075)		(1,085,415)
Loss allowance as of December 31, 2021	Ps.	655,655	Ps.	1,006,822	Ps.	4,192,268	Ps.	5,854,745
Transfers:
Transfer from stage 1 to stage 2		(33,511)		33,511		—		—
Transfer from stage 1 to stage 3		(33,401)		—		33,401		—
Transfer from stage 2 to stage 3		—		(88,123)		88,123		—
Transfer from stage 3 to stage 2		—		61,402		(61,402)		—
Transfer from stage 2 to stage 1		93,285		(93,285)		—		—
Transfer from stage 3 to stage 1		26,793		—		(26,793)		—
Net remeasurement of loss allowance (4)		(124,267)		(192,441)		1,129,665		812,957
New financial assets originated or purchased		392,719		137,383		317,361		847,463
Financial assets that have been derecognized		(213,019)		(109,718)		(714,900)		(1,037,637)
Unwind of discount (3)		—		14		405,090		405,104
FX and other movements		10,954		9,586		21,774		42,314
Discontinued operations (1)		12,101		(2,612)		3,496		12,985
Loss of control in subsidiary (1)		(185,786)		(244,715)		(268,521)		(699,022)
Write-offs		(2,985)		(2,622)		(740,556)		(746,163)
Loss allowance as of December 31, 2022	Ps.	598,538	Ps.	515,202	Ps.	4,379,006	Ps.	5,492,746

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2022 versus parameters as of 2021 and the loan portfolio as of 2022.

December 31, 2022
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(51,598)	Ps.	54,452	Ps.	83,149	Ps.	86,003

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

(6)        This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31,2019 and the loan portfolio as of December 31, 2020.

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(68,131)	Ps.	349,266	Ps.	99,022	Ps.	380,157

The following table further explains changes in the gross carrying amount of the commercial portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2020	Ps.	89,337,399	Ps.	2,767,147	Ps.	6,832,153	Ps.	98,936,699
Transfers:
Transfer from stage 1 to stage 2		(4,246,025)		4,246,025		—		—
Transfer from stage 1 to stage 3		(846,268)		—		846,268		—
Transfer from stage 2 to stage 3		—		(1,079,233)		1,079,233		—
Transfer from stage 2 to stage 1		759,786		(759,786)		—		—
Transfer from stage 3 to stage 2		—		87,186		(87,186)		—
Transfer from stage 3 to stage 1		52,510		—		(52,510)		—
New financial assets originated or purchased		48,319,273		3,865,761		1,216,166		53,401,200
Financial assets that have been paid		(48,092,063)		(1,103,647)		(2,146,439)		(51,342,149)
Net remeasurement of amortized cost and other receivables		110,841		67,585		1,519,273		1,697,699
Write-offs		(1,686)		(2,746)		(1,376,835)		(1,381,267)
On business combination(3)		6,451,352		92,410		421,270		6,965,032
Discontinued operations (1)		1,669,684		173,787		55,840		1,899,311
Reclassification BAC (1) (2)		(985,017)		1,454,036		189,487		658,506
FX and other movements		96,350		35,175		20,382		151,907
Total portfolio as of December 31, 2020	Ps.	92,626,136	Ps.	9,843,700	Ps.	8,517,102	Ps.	110,986,938
Transfers:
Transfer from stage 1 to stage 2		(6,217,821)		6,217,821		—		—
Transfer from stage 1 to stage 3		(1,074,291)		—		1,074,291		—
Transfer from stage 2 to stage 3		—		(1,757,273)		1,757,273		—
Transfer from stage 2 to stage 1		2,585,939		(2,585,939)		—		—
Transfer from stage 3 to stage 2		—		499,834		(499,834)		—
Transfer from stage 3 to stage 1		189,944		—		(189,944)		—
New financial assets originated or purchased		64,413,391		1,819,955		779,974		67,013,320

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Financial assets that have been paid		(60,721,302)		(2,836,505)		(2,475,498)		(66,033,305)
Net remeasurement of amortized cost and other receivables		(841,693)		(42,188)		1,210,120		326,239
Write-offs		(4,427)		(4,913)		(1,076,075)		(1,085,415)
Discontinued operations (1)		1,592,033		161,627		137,064		1,890,724
Reclassification BAC (1) (2)		5,333,890		236,162		(9,177)		5,560,875
FX and other movements		2,976,581		195,694		196,153		3,368,428
Total portfolio as of December 31, 2021	Ps.	100,858,380	Ps.	11,747,975	Ps.	9,421,449	Ps.	122,027,804
Transfers:
Transfer from stage 1 to stage 2		(3,412,530)		3,412,530		—		—
Transfer from stage 1 to stage 3		(1,183,677)		—		1,183,677		—
Transfer from stage 2 to stage 3		—		(1,259,406)		1,259,406		—
Transfer from stage 2 to stage 1		3,502,330		(3,502,330)		—		—
Transfer from stage 3 to stage 2		—		311,858		(311,858)		—
Transfer from stage 3 to stage 1		152,800		—		(152,800)		—
New financial assets originated or purchased		76,419,265		1,177,731		723,459		78,320,455
Financial assets that have been paid		(60,407,178)		(3,742,642)		(3,106,059)		(67,255,879)
Net remeasurement of amortized cost and other receivables		(180,790)		102,831		1,566,802		1,488,843
Write-offs		(2,985)		(2,622)		(740,556)		(746,163)
Discontinued operations (1)		3,560,936		71,257		(953,514)		2,678,679
Loss of control in subsidiary (1)		(33,537,080)		(2,931,541)		35,349		(36,433,272)
FX and other movements		4,188,763		286,453		219,416		4,694,632
Total portfolio as of December 31, 2022	Ps.	89,958,234	Ps.	5,672,094	Ps.	9,144,771	Ps.	104,775,099

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3) See note 35 Business combination

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Consumer loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2020	Ps.	1,077,840	Ps.	853,414	Ps.	1,623,786	Ps.	3,555,040
Transfers:
Transfer from stage 1 to stage 2		(288,573)		288,573		—		—
Transfer from stage 1 to stage 3		(67,241)		—		67,241		—
Transfer from stage 2 to stage 3		—		(349,045)		349,045		—
Transfer from stage 3 to stage 2		—		47,842		(47,842)		—
Transfer from stage 2 to stage 1		108,986		(108,986)		—		—
Transfer from stage 3 to stage 1		19,019		—		(19,019)		—
Net remeasurement of loss allowance (6)		248,031		902,779		1,100,150		2,250,960
New financial assets originated or purchased		185,305		141,820		88,339		415,464
Financial assets that have been derecognized		(172,572)		(122,795)		91,746		(203,621)
Unwind of discount (3)		—		—		107,099		107,099
FX and other movements		(413)		(2,508)		(3,610)		(6,531)
Discontinued operations (1)		(342,742)		926,975		610,786		1,195,019
Reclassification BAC (1) (2)		249,584		(621,246)		(491,176)		(862,838)
Write-offs		(4,153)		(8,793)		(1,498,675)		(1,511,621)
Loss allowance as of December 31, 2020	Ps.	1,013,071	Ps.	1,948,030	Ps.	1,977,870	Ps.	4,938,971
Transfers:
Transfer from stage 1 to stage 2		(144,734)		144,734		—		—
Transfer from stage 1 to stage 3		(51,891)		—		51,891		—
Transfer from stage 2 to stage 3		—		(545,940)		545,940		—
Transfer from stage 3 to stage 2		—		89,458		(89,458)		—
Transfer from stage 2 to stage 1		126,680		(126,680)		—		—
Transfer from stage 3 to stage 1		18,283		—		(18,283)		—
Net remeasurement of loss allowance (5)		(233,642)		222,504		1,482,010		1,470,872
New financial assets originated or purchased		493,695		131,386		222,117		847,198
Financial assets that have been derecognized		(223,040)		(211,872)		(54,758)		(489,670)
Unwind of discount (3)		—		—		121,699		121,699
FX and other movements		(27)		6,989		2,564		9,526
Discontinued operations (1)		(212,651)		450,272		747,424		985,045
Reclassification BAC (1) (2)		345,830		(528,905)		(735,990)		(919,065)
Write-offs		(65,031)		(183,875)		(2,134,666)		(2,383,572)
Loss allowance as of December 31, 2021	Ps.	1,066,543	Ps.	1,396,101	Ps.	2,118,360	Ps.	4,581,004
Transfers:
Transfer from stage 1 to stage 2		(142,762)		142,762		—		—
Transfer from stage 1 to stage 3		(70,964)		—		70,964		—
Transfer from stage 2 to stage 3		—		(498,736)		498,736		—
Transfer from stage 3 to stage 2		—		92,189		(92,189)		—
Transfer from stage 2 to stage 1		211,028		(211,028)		—		—
Transfer from stage 3 to stage 1		55,658		—		(55,658)		—
Net remeasurement of loss allowance (4)		(1,000)		863,809		1,245,918		2,108,727
New financial assets originated or purchased		473,946		174,616		267,651		916,213
Financial assets that have been derecognized		(201,480)		(149,438)		(175,323)		(526,241)
Unwind of discount (3)		—		13		119,709		119,722
FX and other movements		(2,575)		9,007		3,555		9,987
Discontinued operations (1)		(9,751)		15,493		240,008		245,750
Loss of control in subsidiary (1)		(412,745)		(585,225)		(802,042)		(1,800,012)
Write-offs		(125,994)		(396,404)		(1,820,840)		(2,343,238)
Loss allowance as of December 31, 2022	Ps.	839,904	Ps.	853,159	Ps.	1,618,849	Ps.	3,311,912

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2022 versus parameters as of 2021 and the loan portfolio as of 2022.

December 31, 2022
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(54,668)	Ps.	(37,148)	Ps.	(569)	Ps.	(92,385)

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

(6)      This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31,2019 and the loan portfolio as of December 31, 2020.

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(135,158)	Ps.	500,012	Ps.	(8,650)	Ps.	356,204

The following table further explains changes in the gross carrying amount of the consumer portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2020	Ps.	53,555,487	Ps.	3,907,448	Ps.	2,377,516	Ps.	59,840,451
Transfers:
Transfer from stage 1 to stage 2		(4,782,608)		4,782,608		—		—
Transfer from stage 1 to stage 3		(564,000)		—		564,000		—
Transfer from stage 2 to stage 3		—		(630,766)		630,766		—
Transfer from stage 2 to stage 1		794,373		(794,373)		—		—
Transfer from stage 3 to stage 2		—		92,505		(92,505)		—
Transfer from stage 3 to stage 1		49,535		—		(49,535)		—
New financial assets originated or purchased		27,210,747		2,355,069		1,242,290		30,808,106
Financial assets that have been paid		(23,474,601)		(1,046,350)		(1,385,252)		(25,906,203)
Net remeasurement of amortized cost and other receivables		(1,465,800)		136,596		870,035		(459,169)
Write-offs		(4,153)		(8,793)		(1,499,360)		(1,512,306)
On business combination(3)		2,861,841		154,993		48,033		3,064,867
Discontinued operations (1)		2,624,474		717,528		249,232		3,591,234
Reclassification BAC (1) (2)		(5,084,892)		1,726,467		43,654		(3,314,771)
FX and other movements		(266,882)		(10,206)		336		(276,752)
Total portfolio as of December 31, 2020	Ps.	51,453,521	Ps.	11,382,726	Ps.	2,999,210	Ps.	65,835,457

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Transfers:
Transfer from stage 1 to stage 2		(3,955,559)		3,955,559		—		—
Transfer from stage 1 to stage 3		(363,213)		—		363,213		—
Transfer from stage 2 to stage 3		—		(1,869,405)		1,869,405		—
Transfer from stage 2 to stage 1		2,193,145		(2,193,145)		—		—
Transfer from stage 3 to stage 2		—		252,599		(252,599)		—
Transfer from stage 3 to stage 1		102,385		—		(102,385)		—
New financial assets originated or purchased		41,759,298		1,448,809		595,885		43,803,992
Financial assets that have been paid		(32,129,847)		(2,570,086)		(1,102,267)		(35,802,200)
Net remeasurement of amortized cost and other receivables		(1,170,836)		15,274		921,205		(234,357)
Write-offs		(65,031)		(183,875)		(2,134,666)		(2,383,572)
Discontinued operations (1)		2,732,637		506,255		133,900		3,372,792
Reclassification BAC (1) (2)		3,256,691		(1,111,052)		(48,484)		2,097,155
FX and other movements		(1,451)		195,067		6,262		199,878
Total portfolio as of December 31, 2021	Ps.	63,811,740	Ps.	9,828,726	Ps.	3,248,679	Ps.	76,889,145
Transfers:
Transfer from stage 1 to stage 2		(3,939,985)		3,939,985		—		—
Transfer from stage 1 to stage 3		(456,120)		—		456,120		—
Transfer from stage 2 to stage 3		—		(1,433,947)		1,433,947		—
Transfer from stage 2 to stage 1		2,810,585		(2,810,585)		—		—
Transfer from stage 3 to stage 2		—		258,837		(258,837)		—
Transfer from stage 3 to stage 1		146,229		—		(146,229)		—
New financial assets originated or purchased		34,459,205		1,219,507		564,562		36,243,274
Financial assets that have been paid		(22,753,127)		(2,332,167)		(826,367)		(25,911,661)
Net remeasurement of amortized cost and other receivables		(788,200)		69,133		681,170		(37,897)
Write-offs		(125,994)		(396,404)		(1,820,840)		(2,343,238)
Discontinued operations (1)		1,156,225		(80,679)		(477,697)		597,849
Loss of control in subsidiary (1)		(22,340,862)		(3,498,287)		(882,530)		(26,721,679)
FX and other movements		549,432		164,844		(10,625)		703,651
Total portfolio as of December 31, 2022	Ps.	52,529,128	Ps.	4,928,963	Ps.	1,961,353	Ps.	59,419,444

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3) See note 35 Business combination

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Mortgage loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2020	Ps.	58,386	Ps.	80,296	Ps.	212,876	Ps.	351,558
Transfers:
Transfer from stage 1 to stage 2		(5,974)		5,974		—		—
Transfer from stage 1 to stage 3		(1,022)		—		1,022		—
Transfer from stage 2 to stage 3		—		(16,168)		16,168		—
Transfer from stage 3 to stage 2		—		3,380		(3,380)		—
Transfer from stage 2 to stage 1		11,043		(11,043)		—		—
Transfer from stage 3 to stage 1		2,814		—		(2,814)		—
Net remeasurement of loss allowance (6)		(2,710)		64,119		46,685		108,094
New financial assets originated or purchased		10,620		1,850		2,089		14,559
Financial assets that have been derecognized		(3,515)		(2,518)		(5,337)		(11,370)
Unwind of discount (3)		—		—		11,772		11,772
FX and other movements		(10)		(1,163)		(40)		(1,213)
Discontinued operations (1)		(41,666)		135,138		85,385		178,857
Reclassification BAC (1) (2)		44,808		(33,742)		(92,549)		(81,483)
Write-offs		(480)		(234)		(9,156)		(9,870)
Loss allowance balance as of December 31, 2020	Ps.	72,294	Ps.	225,889	Ps.	262,721	Ps.	560,904
Transfers:
Transfer from stage 1 to stage 2		(5,944)		5,944		—		—
Transfer from stage 1 to stage 3		(322)		—		322		—
Transfer from stage 2 to stage 3		—		(26,501)		26,501		—
Transfer from stage 3 to stage 2		—		10,387		(10,387)		—
Transfer from stage 2 to stage 1		14,441		(14,441)		—		—
Transfer from stage 3 to stage 1		6,819		—		(6,819)		—
Net remeasurement of loss allowance (5)		(7,201)		80,638		37,248		110,685
New financial assets originated or purchased		13,900		5,093		7,636		26,629
Financial assets that have been derecognized		(15,995)		(14,577)		(6,981)		(37,553)
Unwind of discount (3)		—		1		13,944		13,945
FX and other movements		(116)		4,515		381		4,780
Discontinued operations (1)		(39,674)		33,437		76,652		70,415
Reclassification BAC (1) (2)		56,916		(16,388)		(30,750)		9,778
Write-offs		(1,996)		(7,094)		(18,086)		(27,176)
Loss allowance balance as of December 31, 2021	Ps.	93,122	Ps.	286,903	Ps.	352,382	Ps.	732,407
Transfers:
Transfer from stage 1 to stage 2		(4,775)		4,775		—		—
Transfer from stage 1 to stage 3		(266)		—		266		—
Transfer from stage 2 to stage 3		—		(28,228)		28,228		—
Transfer from stage 3 to stage 2		—		10,553		(10,553)		—
Transfer from stage 2 to stage 1		70,544		(70,544)		—		—
Transfer from stage 3 to stage 1		15,267		—		(15,267)		—
Net remeasurement of loss allowance (4)		(55,643)		19,536		25,930		(10,177)
New financial assets originated or purchased		12,837		4,133		9,982		26,952
Financial assets that have been derecognized		(27,664)		(8,938)		(5,375)		(41,977)
Unwind of discount (3)		—		1		17,084		17,085
FX and other movements		(4,930)		9,709		1,148		5,927
Discontinued operations (1)		(6,193)		1,917		9,998		5,722
Loss of control in subsidiary (1)		(41,518)		(173,351)		(126,763)		(341,632)
Write-offs		(2,018)		(3,827)		(36,021)		(41,866)
Loss allowance as of December 31, 2022	Ps.	48,763	Ps.	52,639	Ps.	251,039	Ps.	352,441

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2022 versus parameters as of 2021 and the loan portfolio as of 2022.

December 31, 2022
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired			Total
Ps.	(63,752)	Ps.	(17,595)	Ps.	(9,268)	Ps.	(90,615)

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

(6)   This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31,2019 and the loan portfolio as of December 31, 2020.

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	19,653	Ps.	57,870	Ps.	4,093	Ps.	81,616

The following table further explains changes in the gross carrying amount of the mortgage portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2020	Ps.	18,265,897	Ps.	1,357,409	Ps.	598,377	Ps.	20,221,683
Transfers:
Transfer from stage 1 to stage 2		(1,715,034)		1,715,034		—		—
Transfer from stage 1 to stage 3		(53,136)		—		53,136		—
Transfer from stage 2 to stage 3		—		(83,009)		83,009		—
Transfer from stage 2 to stage 1		342,585		(342,585)		—		—
Transfer from stage 3 to stage 2		—		15,554		(15,554)		—
Transfer from stage 3 to stage 1		15,731		—		(15,731)		—
New financial assets originated or purchased		1,900,405		421,836		(21,141)		2,301,100
Financial assets that have been paid		(1,359,297)		(71,861)		(71,356)		(1,502,514)
Net remeasurement of amortized cost and other receivables		140,786		30,991		82,847		254,624
Write-offs		(480)		(234)		(8,471)		(9,185)
On business combination(3)		2,412,556		143,529		50,449		2,606,534
Discontinued operations (1)		665,122		243,566		28,104		936,792
Reclassification BAC (1) (2)		(1,903,222)		1,797,147		41,988		(64,087)
FX and other movements		(174,031)		(9,505)		(2,640)		(186,176)
Total portfolio as of December 31, 2020	Ps.	18,537,882	Ps.	5,217,872	Ps.	803,017	Ps.	24,558,771

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Transfers:
Transfer from stage 1 to stage 2		(773,274)		773,274		—		—
Transfer from stage 1 to stage 3		(18,990)		—		18,990		—
Transfer from stage 2 to stage 3		—		(164,767)		164,767		—
Transfer from stage 2 to stage 1		657,398		(657,398)		—		—
Transfer from stage 3 to stage 2		—		47,618		(47,618)		—
Transfer from stage 3 to stage 1		39,085		—		(39,085)		—
New financial assets originated or purchased		4,417,205		85,222		6,750		4,509,177
Financial assets that have been paid		(2,315,419)		(207,019)		(105,803)		(2,628,241)
Net remeasurement of amortized cost and other receivables		(99,596)		22,411		76,779		(406)
Write-offs		(1,996)		(7,094)		(18,086)		(27,176)
Discontinued operations (1)		708,558		198,396		37,790		944,744
Reclassification BAC (1) (2)		1,548,735		(229,027)		188,468		1,508,176
FX and other movements		43,561		199,022		12,688		255,271
Total portfolio as of December 31, 2021	Ps.	22,743,149	Ps.	5,278,510	Ps.	1,098,657	Ps.	29,120,316
Transfers:
Transfer from stage 1 to stage 2		(896,435)		896,435		—		—
Transfer from stage 1 to stage 3		(13,682)		—		13,682		—
Transfer from stage 2 to stage 3		—		(219,362)		219,362		—
Transfer from stage 2 to stage 1		1,954,180		(1,954,180)		—		—
Transfer from stage 3 to stage 2		—		72,617		(72,617)		—
Transfer from stage 3 to stage 1		67,285		—		(67,285)		—
New financial assets originated or purchased		4,715,113		53,475		6,304		4,774,892
Financial assets that have been paid		(1,891,256)		(197,058)		(103,664)		(2,191,978)
Net remeasurement of amortized cost and other receivables		(130,620)		39,252		83,758		(7,610)
Write-offs		(2,018)		(3,827)		(36,021)		(41,866)
Discontinued operations (1)		268,497		(1,219,303)		(650,834)		(1,601,640)
Loss of control in subsidiary (1)		(10,977,834)		(1,859,006)		(383)		(12,837,223)
FX and other movements		390,049		272,242		6,173		668,464
Total portfolio as of December 31, 2022	Ps.	16,226,428	Ps.	1,159,795	Ps.	497,132	Ps.	17,883,355

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3) See note 35 Business combination

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Microcredit loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2020	Ps.	24,794	Ps.	11,919	Ps.	53,112	Ps.	89,825
Transfers:
Transfer from stage 1 to stage 2		(28,038)		28,038		—		—
Transfer from stage 1 to stage 3		(3,452)		—		3,452		—
Transfer from stage 2 to stage 3		—		(19,369)		19,369		—
Transfer from stage 3 to stage 2		—		1,803		(1,803)		—
Transfer from stage 2 to stage 1		6,825		(6,825)		—		—
Transfer from stage 3 to stage 1		395		—		(395)		—
Net remeasurement of loss allowance (4)		12,346		44,439		15,103		71,888
New financial assets originated or purchased		8,099		1,088		8		9,195
Financial assets that have been derecognized		(3,830)		(873)		(338)		(5,041)
Unwind of discount (1)		—		—		9,865		9,865
Write-offs		(50)		(180)		(51,463)		(51,693)
Loss allowance balance as of December 31, 2020	Ps.	17,089	Ps.	60,040	Ps.	46,910	Ps.	124,039
Transfers:
Transfer from stage 1 to stage 2		(5,398)		5,398		—		—
Transfer from stage 1 to stage 3		(1,026)		—		1,026		—
Transfer from stage 2 to stage 3		—		(28,310)		28,310		—
Transfer from stage 3 to stage 2		—		3,385		(3,385)		—
Transfer from stage 2 to stage 1		2,304		(2,304)		—		—
Transfer from stage 3 to stage 1		452		—		(452)		—
Net remeasurement of loss allowance (3)		(11,869)		(18,726)		46,548		15,953
New financial assets originated or purchased		9,648		630		21		10,299
Financial assets that have been derecognized		(4,050)		(4,022)		(656)		(8,728)
Unwind of discount (1)		—		—		13,415		13,415
Write-offs		(410)		(2,800)		(46,698)		(49,908)
Loss allowance balance as of December 31, 2021	Ps.	6,740	Ps.	13,291	Ps.	85,039	Ps.	105,070
Transfers:
Transfer from stage 1 to stage 2		(2,285)		2,285		—		—
Transfer from stage 1 to stage 3		(816)		—		816		—
Transfer from stage 2 to stage 3		—		(10,682)		10,682		—
Transfer from stage 3 to stage 2		—		1,440		(1,440)		—
Transfer from stage 2 to stage 1		2,901		(2,901)		—		—
Transfer from stage 3 to stage 1		339		—		(339)		—
Net remeasurement of loss allowance (2)		(3,625)		4,222		2,753		3,350
New financial assets originated or purchased		5,480		197		17		5,694
Financial assets that have been derecognized		(2,248)		(926)		(373)		(3,547)
Unwind of discount (1)		—		—		9,052		9,052
Write-offs		(248)		(2,004)		(78,396)		(80,648)
Loss allowance as of December 31, 2022	Ps.	6,238	Ps.	4,922	Ps.	27,811	Ps.	38,971
(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2022 versus parameters as of December 31,2021 and the loan portfolio as of December 31, 2022.

December 31, 2022
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(378)	Ps.	333	Ps.	(86)	Ps.	(131)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2020	Ps.	329,922	Ps.	24,801	Ps.	55,597	Ps.	410,320
Transfers:
Transfer from stage 1 to stage 2		(141,195)		141,195		—		—
Transfer from stage 1 to stage 3		(13,603)		—		13,603		—
Transfer from stage 2 to stage 3		—		(16,423)		16,423		—
Transfer from stage 2 to stage 1		14,363		(14,363)		—		—
Transfer from stage 3 to stage 2		—		2,550		(2,550)		—
Transfer from stage 3 to stage 1		862		—		(862)		—
New financial assets originated or purchased		145,350		23,707		60,987		230,044
Financial assets that have been paid		(157,075)		(17,386)		(41,884)		(216,345)
Net remeasurement of amortized cost and other receivables		(4)		—		(1)		(5)
Write-offs		(50)		(180)		(51,463)		(51,693)
Total portfolio as of December 31, 2020	Ps.	178,570	Ps.	143,901	Ps.	49,850	Ps.	372,321
Transfers:
Transfer from stage 1 to stage 2		(49,052)		49,052		—		—
Transfer from stage 1 to stage 3		(7,072)		—		7,072		—
Transfer from stage 2 to stage 3		—		(87,758)		87,758		—
Transfer from stage 2 to stage 1		38,089		(38,089)		—		—
Transfer from stage 3 to stage 2		—		9,424		(9,424)		—
Transfer from stage 3 to stage 1		2,109		—		(2,109)		—
New financial assets originated or purchased		183,192		48		4,501		187,741
Financial assets that have been paid		(158,470)		(35,642)		(24,868)		(218,980)
Net remeasurement of amortized cost and other receivables		463		5,226		20,876		26,565
Write-offs		(410)		(2,800)		(46,698)		(49,908)
Total portfolio as of December 31, 2021	Ps.	187,419	Ps.	43,362	Ps.	86,958	Ps.	317,739
Transfers:
Transfer from stage 1 to stage 2		(27,202)		27,202		—		—
Transfer from stage 1 to stage 3		(5,892)		—		5,892		—
Transfer from stage 2 to stage 3		—		(26,762)		26,762		—
Transfer from stage 2 to stage 1		21,110		(21,110)		—		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Transfer from stage 3 to stage 2		—		3,683		(3,683)		—
Transfer from stage 3 to stage 1		980		—		(980)		—
New financial assets originated or purchased		219,226		57		34		219,317
Financial assets that have been paid		(177,589)		(12,754)		(17,655)		(207,998)
Net remeasurement of amortized cost and other receivables		6,687		2,382		10,241		19,310
Write-offs		(248)		(2,004)		(78,396)		(80,648)
Total portfolio as of December 31, 2022	Ps.	224,491	Ps.	14,056	Ps.	29,173	Ps.	267,720

Interbank and overnight funds

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2020	Ps.	81	Ps.	—	Ps.	905	Ps.	986
Transfers:
Transfer from stage 3 to stage 1		3		(3)		—		—
Net remeasurement of loss allowance (3)		59		27		(905)		(819)
New financial assets originated or purchased		716		—		59		775
Financial assets that have been derecognized		(67)		(24)		—		(91)
Write-offs		—		—		—		—
Loss allowance balance as of December 31, 2020	Ps.	792	Ps.	—	Ps.	59	Ps.	851
Net remeasurement of loss allowance (2)		(2,142)		—		—		(2,142)
New financial assets originated or purchased		5,670		—		—		5,670
Financial assets that have been derecognized		(1,934)		—		(59)		(1,993)
Loss allowance balance as of December 31, 2021	Ps.	2,386	Ps.	—	Ps.	—	Ps.	2,386
Net remeasurement of loss allowance (1)		3		—		—		3
New financial assets originated or purchased		17,244		—		—		17,244
Financial assets that have been derecognized		(18,189)		—		—		(18,189)
Loss allowance as of December 31, 2022	Ps.	1,444	Ps.	—	Ps.	—	Ps.	1,444
(1)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2022 versus parameters as of December 31,2021 and the loan portfolio as of December 31, 2022.

December 31, 2022
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(611)	Ps.	—	Ps.	—	Ps.	(611)

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

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

December 31, 2020
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	1,439	Ps.	—	Ps.	—	Ps.	1,439

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of the interbank and overnight funds portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2020	Ps.	2,717,983	Ps.	2	Ps.	976	Ps.	2,718,961
New financial assets originated or purchased		2,631,805		—		—		2,631,805
Financial assets that have been paid		(1,596,605)		(2)		(975)		(1,597,582)
Net remeasurement of amortized cost and other receivables		(1,056)		—		138		(918)
On business combination(3)		472,785		—		—		472,785
Discontinued operations (1)		947		—		—		947
Reclassification BAC (1) (2)		585,199		—		—		585,199
FX and other movements		(117,519)		—		—		(117,519)
Total portfolio as of December 31, 2020	Ps.	4,693,539	Ps.	—	Ps.	139	Ps.	4,693,678
New financial assets originated or purchased		1,531,771		—		—		1,531,771
Financial assets that have been paid		(2,671,104)		—		—		(2,671,104)
Net remeasurement of amortized cost and other receivables		16,676		—		(139)		16,537
Discontinued operations (1)		1,529		—		—		1,529
Reclassification BAC (1) (2)		(607,582)		—		—		(607,582)
FX and other movements		253,604		—		—		253,604
Total portfolio as of December 31, 2021	Ps.	3,218,433	Ps.	—	Ps.	—	Ps.	3,218,433
New financial assets originated or purchased		23,119,916		—		1		23,119,917
Financial assets that have been paid		(18,982,865)		—		—		(18,982,865)
Net remeasurement of amortized cost and other receivables		84,916		—		—		84,916
Discontinued operations (1)		249		—		—		249
Loss of control in subsidiary (1)		(1,442,427)		—		—		(1,442,427)
FX and other movements		(30,480)		—		—		(30,480)
Total portfolio as of December 31, 2022	Ps.	5,967,742	Ps.	—	Ps.	1	Ps.	5,967,743

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3) See note 35 Business combination

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of investments in debt securities at FVOCI portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

Investments in debt securities at FVOCI

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2020	Ps.	34,080	Ps.	—	Ps.	—	Ps.	34,080
Net remeasurement of loss allowance (5)		560		—		—		560
New financial assets originated or purchased		16,158		—		—		16,158
Financial assets that have been derecognized		(4,677)		—		—		(4,677)
Discontinued operations (1)		55,862		169		—		56,031
Reclassification BAC (1) (2)		(4,999)		10		—		(4,989)
FX and other movements		(677)		—		—		(677)
Loss allowance balance as of December 31, 2020	Ps.	96,307	Ps.	179	Ps.	—	Ps.	96,486
Net remeasurement of loss allowance (4)		(1,829)		—		—		(1,829)
New financial assets originated or purchased		7,809		—		—		7,809
Financial assets that have been derecognized		(8,948)		2		—		(8,946)
Discontinued operations (1)		16,821		(180)		—		16,641
Reclassification BAC (1) (2)		12,702		1		—		12,703
FX and other movements		1,116		(2)		—		1,114
Loss allowance balance as of December 31, 2021	Ps.	123,978	Ps.	—	Ps.	—	Ps.	123,978
Net remeasurement of loss allowance (3)		(3,217)		—		—		(3,217)
New financial assets originated or purchased		4,409		—		—		4,409
Financial assets that have been derecognized		(4,870)		—		—		(4,870)
Discontinued operations (1)		2,935		—		—		2,935
Loss of control in subsidiary (1)		(111,358)		—		—		(111,358)
FX and other movements		809		—		—		809
Loss allowance as of December 31, 2022	Ps.	12,686	Ps.	—	Ps.	—	Ps.	12,686

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2022 versus parameters as of December 31, 2021 and the investments portfolio as of December 31, 2022.

December 31, 2022
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(1,056)	Ps.	—	Ps.	—	Ps.	(1,056)

(4)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2021 versus parameters as of December 31, 2020 and the investments portfolio as of December 31, 2021.

December 31, 2021
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(12,852)	Ps.	—	Ps.	—	Ps.	(12,852)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

(5)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31, 2019 and the investments portfolio as of December 31, 2020.

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

The following table further explains changes in the gross carrying amount of investments in debt securities at amortized cost portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

Investments in debt securities at amortized cost

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of January 1, 2020	Ps.	737	Ps.	—	Ps.	—	Ps.	737
Net remeasurement of loss allowance (5)		(755)		—		—		(755)
New financial assets originated or purchased		6,812		8		—		6,820
Financial assets that have been derecognized		(1,272)		—		—		(1,272)
Discontinued operations (1)		1,900		—		—		1,900
Reclassification BAC (1) (2)		192		—		—		192
FX and other movements		(426)		(1)		—		(427)
Loss allowance as of December 31, 2020	Ps.	7,188	Ps.	7	Ps.	—	Ps.	7,195
Transfer from stage 1 to stage 2		(1,796)		1,796		—		—
Net remeasurement of loss allowance (4)		(2,443)		4,069		—		1,626
New financial assets originated or purchased		2,179		1,443		—		3,622
Financial assets that have been derecognized		(1,622)		—		—		(1,622)
Discontinued operations (1)		(1,087)		5		—		(1,082)
Reclassification BAC (1) (2)		(417)		(5)		—		(422)
FX and other movements		1,295		86		—		1,381
Loss allowance as of December 31, 2021	Ps.	3,297	Ps.	7,401	Ps.	—	Ps.	10,698
Net remeasurement of loss allowance (3)		19,761		547		—		20,308
New financial assets originated or purchased		2,198		—		—		2,198
Financial assets that have been derecognized		(1,015)		(1,090)		—		(2,105)
Discontinued operations (1)		(85)		—		—		(85)
Loss of control in subsidiary (1)		(503)		—		—		(503)
FX and other movements		4,910		1,509		—		6,419
Loss allowance as of December 31, 2022	Ps.	28,563	Ps.	8,367	Ps.	—	Ps.	36,930

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2022 versus parameters as of December 31, 2021 and the investments portfolio as of December 31, 2022.

December 31, 2022
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(70)	Ps.	48	Ps.	—	Ps.	(22)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

(4)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2021 versus parameters as of December 31, 2020 and the investments portfolio as of December 31, 2021.

December 31, 2021
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(225)	Ps.	—	Ps.	—	Ps.	(225)

(5)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2020 versus parameters as of December 31, 2019 and the investments portfolio as of December 31, 2020.

December 31, 2020
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	215	Ps.	—	Ps.	—	Ps.	215

Other accounts receivable

General approach

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2020	Ps.	13,353	Ps.	13,006	Ps.	86,797	Ps.	113,156
Net remeasurement of loss allowance		4,901		1,010		33,833		39,744
FX and other movements		107		(468)		60		(301)
Write-offs		(225)		—		(13,219)		(13,444)
Loss allowance as of December 31, 2020	Ps.	18,136	Ps.	13,548	Ps.	107,471	Ps.	139,155
Net remeasurement of loss allowance		2,378		2,865		41,515		46,758
FX and other movements		(49)		358		1,223		1,532
Write-offs		(1,526)		—		(20,760)		(22,286)
Loss allowance as of December 31, 2021	Ps.	18,939	Ps.	16,771	Ps.	129,449	Ps.	165,159
Net remeasurement of loss allowance		7,680		2,190		48,003		57,873
FX and other movements		1,748		1,240		177		3,165
Write-offs		(3,390)		—		(37,506)		(40,896)
Loss allowance as of December 31, 2022	Ps.	24,977	Ps.	20,201	Ps.	140,123	Ps.	185,301

Simplified approach

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	Loss allowance
Loss allowance as of January 1, 2020	Ps.	173,307
On business combination (3)		217
Reclassification BAC (1)(2)		(1,964)
Discontinued operations (1)		10,856
Provision charged to profit or loss		30,060
Recovery of partial payments from the clients		(4,302)
Write-offs		(4,177)
Exchange gains (losses) in foreign currency		(95)
Loss allowance as of December 31, 2020	Ps.	203,902
Reclassification BAC (1)(2)		(1,157)
Discontinued operations (1)		8,659
Provision charged to profit or loss		30,039
Recovery for partial payments from the clients		(5,157)
Write-offs		(25,951)
Exchange gains (losses) in foreign currency		7,308
Loss allowance as of December 31, 2021	Ps.	217,643
Loss of control in subsidiary (1)		(33,024)
Discontinued operations (1)		469
Entity liquidation		(1,592)
Provision charged to profit or loss		27,519
Recovery for partial payments from the clients		(6,751)
Write-offs		(7,948)
Exchange gains (losses) in foreign currency		799
Loss allowance as of December 31, 2022	Ps.	197,115

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3) See note 35 Business combination

Loan commitments and financial guarantee contracts

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2020	Ps.	45,509	Ps.	2,945	Ps.	1,508	Ps.	49,962
Transfers:
Transfer from stage 1 to stage 2		(1,867)		1,867		—		—
Transfer from stage 1 to stage 3		(417)		—		417		—
Transfer from stage 2 to stage 3		—		(177)		177		—
Transfer from stage 3 to stage 2		—		1		(1)		—
Transfer from stage 2 to stage 1		1,784		(1,784)		—		—
Transfer from stage 3 to stage 1		1		—		(1)		—
Net remeasurement of loss allowance		(123)		2,945		(187)		2,635
New loan commitments and financial guarantees issued		11,155		2,737		(8)		13,884
FX and other movements		973		—		—		973
Discontinued operations (1)		(48)		80		(400)		(368)
Reclassification BAC (1) (2)		259		65		(17)		307
Loss allowance as of December 31, 2020	Ps.	57,226	Ps.	8,679	Ps.	1,488	Ps.	67,393
Transfers:
Transfer from stage 1 to stage 2		(1,260)		1,260		—		—
Transfer from stage 1 to stage 3		(132)		—		132		—
Transfer from stage 2 to stage 3		—		(169)		169		—
Transfer from stage 3 to stage 2		—		36		(36)		—
Transfer from stage 2 to stage 1		4,585		(4,585)		—		—
Transfer from stage 3 to stage 1		84		—		(84)		—
Net remeasurement of loss allowance		(26,378)		830		(4,755)		(30,303)
New loan commitments and financial guarantees issued		12,057		4,025		4,924		21,006
FX and other movements		(264)		—		1		(263)
Discontinued operations (1)		(290)		(8)		4,138		3,840
Reclassification BAC (1) (2)		288		29		51		368
Loss allowance as of December 31, 2021	Ps.	45,916	Ps.	10,097	Ps.	6,028	Ps.	62,041
Transfers:
Transfer from stage 1 to stage 2		(558)		558		—		—
Transfer from stage 1 to stage 3		(57)		—		57		—
Transfer from stage 2 to stage 3		—		(211)		211		—
Transfer from stage 3 to stage 2		—		34		(34)		—
Transfer from stage 2 to stage 1		3,379		(3,379)		—		—
Transfer from stage 3 to stage 1		289		—		(289)		—
Net remeasurement of loss allowance		(7,419)		(2,264)		(1,218)		(10,901)
New loan commitments and financial guarantees issued		17,204		1,826		(41)		18,989
FX and other movements		202		1		—		203
Discontinued operations (1)		(45)		(63)		(133)		(241)
Loss of control in subsidiary (1)		(751)		(138)		(4,292)		(5,181)
Loss allowance as of December 31, 2022	Ps.	58,160	Ps.	6,461	Ps.	289	Ps.	64,910

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Concentration risk control is key to the risk management process. Grupo Aval´s financial subsidiaries monitor the degree of credit risk concentration by sector and individual or group customer.

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

Concentration by sector

Below is the credit portfolio distribution of Grupo Aval by economic sector as of December 31, 2022, and 2021:

Sector	December 31, 2022%			December 31, 2021%
Consumer services	Ps.	84,466,684	44.8%	Ps.	112,664,061	48.7%
Commercial services		42,542,019	22.6%		47,289,524	20.4%
Construction		14,438,349	7.7%		16,207,343	7.0%
Food, beverage and tobacco		7,843,322	4.2%		10,734,796	4.6%
Other industrial and manufacturing products		7,006,245	3.7%		9,011,548	3.9%
Transportation and communications		6,567,477	3.5%		7,762,906	3.4%
Public services		5,672,379	3.0%		6,526,252	2.8%
Chemical production		5,422,364	2.9%		4,905,552	2.1%
Government		5,252,429	2.8%		4,496,895	1.9%
Agricultural		4,448,738	2.4%		5,831,197	2.5%
Trade and tourism		1,650,721	0.9%		2,697,992	1.2%
Mining products and oil		1,226,418	0.6%		1,003,516	0.4%
Other		1,776,216	0.9%		2,441,855	1.1%
Total of each economic sector	Ps.	188,313,361	100.0%	Ps.	231,573,437	100.0%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Concentration by country

The detail of credit risk at the level of Grupo Aval in the different geographic areas determined according to the domicile of the debtor, without taking into consideration loan loss provisions as of December 31, 2022, and 2021 is as follows:

December 31, 2022	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	86,114,887	Ps.	55,387,762	Ps.	13,944,236	Ps.	267,720	Ps.	5,786,796	Ps.	161,501,401
Panamá		10,318,304		4,030,766		3,936,629		—		177,090		18,462,789
United States		5,063,368		6		—		—		—		5,063,374
Guatemala		225,105		—		—		—		—		225,105
Costa Rica		212,701		829		2,490		—		3,857		219,877
Honduras		77,035		—		—		—		—		77,035
El Salvador		56,066		—		—		—		—		56,066
Nicaragua		—		—		—		—		—		—
Other countries		2,707,633		81		—		—		—		2,707,714
Total gross loan portfolio	Ps.	104,775,099	Ps.	59,419,444	Ps.	17,883,355	Ps.	267,720	Ps.	5,967,743	Ps.	188,313,361

December 31, 2021	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	73,778,600	Ps.	47,488,265	Ps.	11,687,157	Ps.	317,739	Ps.	1,645,364	Ps.	134,917,125
Panamá		14,955,358		10,905,167		6,197,405		—		211,493		32,269,423
Costa Rica		8,175,904		6,662,962		5,737,863		—		38,379		20,615,108
Guatemala		8,609,322		4,072,181		2,458,318		—		16,712		15,156,533
Honduras		5,224,346		3,144,701		1,350,711		—		385,660		10,105,418
El Salvador		3,707,305		3,482,727		1,277,469		—		65,090		8,532,591
United States		4,119,960		11		—		—		796,009		4,915,980
Nicaragua		2,027,088		1,133,029		411,393		—		9		3,571,519
Other countries		1,429,921		102		—		—		59,717		1,489,740
Total gross loan portfolio	Ps.	122,027,804	Ps.	76,889,145	Ps.	29,120,316	Ps.	317,739	Ps.	3,218,433	Ps.	231,573,437

Concentration by currency

The classification of loan portfolio by type of currency is as follows:

December 31, 2022	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	77,500,547	Ps.	27,274,552	Ps.	104,775,099
Consumer		55,306,497		4,112,947		59,419,444
Residential mortgage		13,944,125		3,939,230		17,883,355
Microcredit		267,720		—		267,720
Interbank and overnight funds		5,595,142		372,601		5,967,743
Total gross loan portfolio	Ps.	152,614,031	Ps.	35,699,330	Ps.	188,313,361

December 31, 2021	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	67,590,199	Ps.	54,437,605	Ps.	122,027,804
Consumer		47,424,440		29,464,705		76,889,145
Residential mortgage		11,687,028		17,433,288		29,120,316
Microcredit		317,739		—		317,739
Interbank and overnight funds		1,078,774		2,139,659		3,218,433
Total gross loan portfolio	Ps.	128,098,180	Ps.	103,475,257	Ps.	231,573,437

As of December 31, 2022 the loan portfolio in foreign currency represents 19.0% of the total portfolio, equivalent to US$ 7,421. As of December 31, 2021 the loan portfolio in foreign currency represents 44.7%, equivalent to US$ 25,991.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Investment debt securities

Grupo Aval entities monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of credit risk from investment securities is shown below.

Concentration by sector

Trading debt securities (see note 8.1)

The balance of financial assets in investments in trading debt securities includes the following as of December 31, 2022, and 2021:

	December 31,		December 31,
	2022		2021
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	2,743,473	Ps.	2,746,240
Securities issued or secured by other Colombian Government entities		194,150		249,510
Securities issued or secured by other financial entities		607,368		1,208,661
Securities issued or secured by non-financial sector entities		11,349		9,388
Others		24,515		34,034
Total in Colombian Pesos	Ps.	3,580,855	Ps.	4,247,833

In foreign currency
Securities issued or secured by Colombian Government	Ps.	77,928	Ps.	11,712
Securities issued or secured by foreign Governments		57,600		213,863
Securities issued or secured by other financial entities		44,439		267,815
Others		65		64
Total in foreign currency	Ps.	180,032	Ps.	493,454
Total trading debt securities	Ps.	3,760,887	Ps.	4,741,287

Investments in debt securities mandatorily at FVTPL (see note 9.1)

The balance of financial assets in investments in debt securities mandatorily at FVTPL includes the following as of December 31, 2022, and 2021:

	December 31,		December 31,
	2022		2021
In Colombian Pesos
Others	Ps.	1,378	Ps.	—
Total debt securities mandatorily at FVTPL	Ps.	1,378	Ps.	—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Investments in debt securities at FVOCI

The balance of financial assets in investments in debt securities at FVOCI includes the following as of December 31, 2022, and 2021:

	December 31,		December 31,
	2022		2021
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	13,025,432	Ps.	13,897,802
Securities issued or secured by other Colombian Government entities		278,335		289,582
Securities issued or secured by other financial entities		707,630		877,265
Securities issued or secured by non-financial sector entities		5,233		16,040
Others		310,160		350,386
Total in Colombian Pesos	Ps.	14,326,790	Ps.	15,431,075
In foreign currency
Securities issued or secured by Colombian Government	Ps.	2,527,440	Ps.	2,173,960
Securities issued or secured by other Colombian Government entities		510,913		533,332
Securities issued or secured by foreign Governments		3,396,455		12,732,664
Securities issued or secured by central banks		194,098		1,857,718
Securities issued or secured by other financial entities		915,274		3,327,659
Securities issued or secured by non-financial sector entities		48,574		721,670
Others		542,261		715,788
Total in foreign currency	Ps.	8,135,015	Ps.	22,062,791
Total debt securities at FVOCI	Ps.	22,461,805	Ps.	37,493,866

Investments in debt securities at amortized cost

The balance of financial assets in investments in debt securities at amortized cost includes the following as of December 31, 2022, and 2021:

		December 31,		December 31,
In Colombian Pesos	2022		2021
Securities issued or secured by Colombian Government	Ps.	2,299,618	Ps.	1,569,076
Securities issued or secured by other Colombian Government entities		4,509,839		3,696,298
Others		38,756		39,973
Total in Colombian Pesos	Ps.	6,848,213	Ps.	5,305,347
In foreign currency
Securities issued or secured by foreign Governments	Ps.	33,453	Ps.	27,866
Securities issued or secured by other financial entities		2,618,656		148,087
Securities issued or secured by non-financial sector entities		237,537		266,411
Others		33,633		27,359
Total in foreign currency	Ps.	2,923,279	Ps.	469,723
Total investments in debt securities at amortized cost	Ps.	9,771,492	Ps.	5,775,070

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Concentration of investments in debt securities by location

	As of December 31,
	2022		2021
Colombia	Ps.	28,040,520	Ps.	28,234,132
Panama		4,381,752		3,925,627
USA		2,213,308		2,649,544
Multilateral – Bladex (Foreign Trade Bank of Latin America)		277,501		222,023
Brazil		264,073		735,442
Mexico		221,754		344,855
Costa Rica		143,513		4,953,097
Chile		115,033		257,825
Multilateral – Andean Development Corporation (Corporacion Andina de Fomento)		111,124		114,936
Peru		102,190		97,145
Multilateral – International Bank for Reconstruction and Development		89,266		92,249
Multilateral – Inter-American Corporation for the Financing of Infrastructure		26,935		27,008
Paraguay		8,593		7,789
Guatemala		—		2,275,076
Honduras		—		2,088,894
Nicaragua		—		1,139,903
El Salvador		—		816,076
Dominican Republic		—		20,547
Multilateral – Central American Bank for Economic Integration		—		8,055
Total investments in debt securities	Ps.	35,995,562	Ps.	48,010,223

Concentration by Sovereign Debt

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

As of December 31, 2022, and 2021, the investment portfolio of financial assets in debt instruments is comprised mainly of securities issued or secured by entities of the Republic of Colombia and issued or secured by other Colombian Government entities, which represent 72.70% and 52.42%, respectively of the total portfolio.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Below is the detail of Grupo Aval’s sovereign debt portfolio issued by Central Governments per country:

	December 31, 2022			December 31, 2021
			%			%
Investment grade (1)
Colombia	Ps.	17,942,244	74.26%	Ps.	18,186,643	54.50%
Panama		1,126,942	4.66%		1,861,644	5.58%
Peru		—	—%		4,436	0.01%
Mexico		19,552	0.08%		55,063	0.16%
United States of America		2,213,308	9.16%		1,711,046	5.13%
Total Investment grade	Ps.	21,302,046	88.16%	Ps.	21,818,832	65.38%
Speculative (2)
Brazil		32,834	0.14%		30,507	0.09%
Colombia		2,731,647	11.31%		2,212,146	6.63%
Chile		—	—%		3,838	0.01%
Costa Rica		94,871	0.39%		4,830,529	14.47%
Honduras		—	—%		1,986,864	5.96%
Guatemala		—	—%		1,555,159	4.66%
El Salvador		—	—%		761,743	2.28%
Nicaragua		—	—%		173,563	0.52%
Total Speculative	Ps.	2,859,352	11.84%	Ps.	11,554,349	34.62%
	Ps.	24,161,398	100.00%	Ps.	33,373,181	100.00%

Below is the detail of Grupo Aval’s debt portfolio issued by Central Banks:

	December 31, 2022				December 31, 2021
			%			%
Investment Grade (1)
Panama (*)	Ps.	194,098	100.00%	Ps.	251,370	13.53%
Total Investment grade	Ps.	194,098	100.00%	Ps.	251,370	13.53%
Speculative (2)
Guatemala	Ps.	—	—%	Ps.	605,864	32.61%
Costa Rica		—	—%		43,007	2.32%
Nicaragua		—	—%		957,478	51.54%
Total Speculative	Ps.	—	—%	Ps.	1,606,349	86.47%
Total sovereign risk	Ps.	24,161,398	100.00%	Ps.	34,979,530	100.00%

(1)	Investment grade includes the risk rating of Fitch Ratings Colombia S.A o F1+ to F3, BRC of Colombia from BRC 1+ to BRC 3 and Standard & Poor’s from AAA to BBB-.
(2)	Speculative or non-investment grade level includes the risk rating of Fitch Ratings Colombia S.A. from B to E, BRC de Colombia from BRC 4 to BRC 6 and Standard & Poor’s from BB+ to D.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

The following is the balance of restructured loans as of December 31, 2022, and 2021:

Restructured loans	December 31, 2022		December 31, 2021
Local currency	Ps.	3,081,868	Ps.	2,301,239
Foreign currency		1,647,947		6,942,286
Total restructured	Ps.	4,729,815	Ps.	9,243,525

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

During the years ended December 31, 2022, and 2021, the following is the total of foreclosed assets received and sold during such periods:

	December 31, 2022		December 31, 2021
Foreclosed assets received	Ps.	88,482	Ps.	212,191
Foreclosed assets sold		50,019		95,042

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

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of December 31, 2022, and 2021.

Loan commitments and financial guarantee contracts

	December 31, 2022		December 31, 2021
	Notional amount		Notional amount
Guarantees	Ps.	4,679,653	Ps.	4,886,575
Unused letters of credit		1,203,070		1,366,444
Unused limits of overdrafts		2,491,299		2,064,096
Unused credit card limits		11,861,422		29,541,882
Other		10,772,725		10,077,324
Total	Ps.	31,008,169	Ps.	47,936,321

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following is the detail of the credit commitments by type of currency:

	December 31, 2022		December 31, 2021
Colombian Pesos	Ps.	25,497,816	Ps.	22,073,167
U.S. dollars		5,480,746		25,465,480
Euro		27,934		15,650
Other		1,673		382,024
Total	Ps.	31,008,169	Ps.	47,936,321

4.1.10          Offset of financial assets and financial liabilities

The disclosures set out in the following tables include financial assets and liabilities that:

●	are offset in the Group’s statement of financial position; or
●	are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following is the detail of the financial instruments subject to offset contractually required as of December 31, 2022, and 2021:

December 31, 2022

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	2,062,259	Ps.	—	Ps.	2,062,259	Ps.	(1,509,856)	Ps.	(370,249)	Ps.	182,154
Repurchase agreements		5,343,325		—		5,343,325		(4,882,569)		(47,169)		413,587
Total	Ps.	7,405,584	Ps.	—	Ps.	7,405,584	Ps.	(6,392,425)	Ps.	(417,418)	Ps.	595,741

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Delivered		Exposure
Offsetting liabilities
Derivatives	Ps.	1,761,174	Ps.	—	Ps.	1,761,174	Ps.	(265,295)	Ps.	(316,446)	Ps.	1,179,433
Repurchase agreements		8,348,068		—		8,348,068		(11,091,726)		(1,325,386)		(4,069,044)
Total	Ps.	10,109,242	Ps.	—	Ps.	10,109,242	Ps.	(11,357,021)	Ps.	(1,641,832)	Ps.	(2,889,611)

December 31, 2021

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	1,207,157	Ps.	—	Ps.	1,207,157	Ps.	(581,595)	Ps.	(30,314)	Ps.	595,248
Repurchase agreements		952,548		—		952,548		(915,461)		(24,941)		12,146
Total	Ps.	2,159,705	Ps.	—	Ps.	2,159,705	Ps.	(1,497,056)	Ps.	(55,255)	Ps.	607,394

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Delivered		Exposure
Offsetting liabilities
Derivatives	Ps.	1,105,723	Ps.	—	Ps.	1,105,723	Ps.	(179,437)	Ps.	(202,140)	Ps.	724,146
Repurchase agreements		9,449,943		—		9,449,943		(11,044,441)		(865,793)		(2,460,291)
Total	Ps.	10,555,666	Ps.	—	Ps.	10,555,666	Ps.	(11,223,878)	Ps.	(1,067,933)	Ps.	(1,736,145)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

4.2          Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in losses in a position or in the portfolio.

Grupo Aval´s financial subsidiaries (namely Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir and the trust companies of the financial subsidiaries) actively participate in money markets, foreign exchange markets and capital markets, for both of their books (for balance sheet risk management and trading book) and to provide financial services to their customers. This is done subject to established policies and risk limits. In that regard, they hold financial asset portfolios within the allowed limits and risk levels.

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

The following is a breakdown of Grupo Aval’s financial assets and liabilities exposed to trading risk held at December 31, 2022 and 2021.

Account	December 31, 2022		December 31, 2021
Financial assets
Debt financial assets
Trading investments in debt securities	Ps.	3,760,887	Ps.	4,741,287
Investments in debt securities mandatorily at FVTPL		1,378		—
Investments in debt securities at FVOCI		22,461,805		37,493,866
Total debt securities	Ps.	26,224,070	Ps.	42,235,153
Derivative assets instruments	Ps.	2,041,405	Ps.	1,162,909
Hedging derivatives assets		20,854		44,248
		2,062,259		1,207,157
Total financial assets	Ps.	28,286,329	Ps.	43,442,310
Liabilities
Derivative liabilities instruments		1,757,606		1,049,910
Hedging derivatives liabilities		3,568		55,813
Total financial liabilities		1,761,174		1,105,723
Net position	Ps.	26,525,155	Ps.	42,336,587

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

Grupo Aval´s financial subsidiaries are exposed to equity price risk in specific investments and are exposed to mutual fund risk.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

In order to minimize interest rate and exchange rate risks in specific positions and transactions, Grupo Aval´s financial subsidiaries manage hedging strategies by taking positions in derivative instruments such as non-deliverable forwards (NDF) related to securities, money market transactions and foreign exchange forwards.

4.2.2.2          Methods Used to Measure Market Risk

The Market Risk areas independently reviews the Company’s trading portfolios on a regular basis from a market risk perspective utilizing Value at Risk (VaR) internal and regulatory models, and other quantitative and qualitative risk measures and analyses. Each trading business and the market risk areas also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, and implied volatilities to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by our risk and trading areas. Reports summarizing material risk exposures are produced by the market risk areas and are provided to senior management.

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

These VaR calculation models are used to determine the occurrence of potential losses among the different business units. The methods also allow comparisons of activities in different markets and identification of the riskiest positions in treasury activities. These tools are also used to determine limits on traders’ positions and to promptly review positions and trading strategies in response to changes in market conditions. VaR models have inherent limitations, partially because they rely on historical data, which may not be an indicative of future market conditions. VaR models could overestimate or underestimate the value at risk if market conditions vary significantly and they do not calculate the greatest possible loss. That’s why each company uses additional measurement tools in order to compensate for the VaR limitations. Expected Shortfall analysis, stress test and back tests are part of the risk measurement tools in the financial subsidiaries. The methods used to measure VaR are assessed regularly and backtested to check their efficiency.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Finally, the daily transaction monitoring process includes controlling different aspects of trading, such as terms of negotiation, non-conventional or off-market transactions, and related party transactions.

According to the standard model, the market value-at-risk (VaR) for Grupo Aval´s financial subsidiaries consolidated at their level of December 31, 2022 and 2021 was as follows:

		December 31, 2022			December 31, 2021
			Basis points of			Basis points of
Entity		Value at Risk	regulatory capital		Value at Risk	regulatory capital
Banco Bogotá S.A	Ps.	759,624	116	Ps.	1,013,946	100
Banco de Occidente S.A		272,515	90		327,612	135
Banco Popular S.A		147,685	116		173,261	169
Banco AV Villas S.A		96,711	1		126,799	2
Corficolombiana S.A		190,534	7		211,684	7
Porvenir S.A		13,808	148		23,700	168

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2022 and 2021, for a ten-day horizon for each of our Colombian banking subsidiaries. The minimum, maximum and average levels are determined based on end-of-month calculations, using 12 data points between January and December.

Banco de Bogotá S.A

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	426,736	441,281	460,435	440,531
Exchange rate		87,497	133,241	179,646	171,517
Shares		3,759	4,182	4,650	3,870
Mutual funds		108,165	118,107	143,705	143,705

Maximum, Minimum and Average VaR Values
December 31, 2021
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	834,269	881,819	953,656	834,269
Exchange rate		16,782	75,904	122,718	70,029
Shares		2,714	8,623	15,898	2,820
Mutual funds		103,577	243,525	390,295	106,827

Banco de Bogota´s market risk weighted assets remained on average 8.1% of the total risk-weighted assets during the year ended December 31, 2022 and 6.8% in the year ended December 31, 2021.

The main difference between December 2021 and December 2022 is because of the spin-off of BAC Holding, the details of which are explained in Note 1.1 Discontinued Operation BAC Holding.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Banco de Occidente S.A

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	173,355	196,810	243,326	173,355
Exchange rate		99	3,354	15,681	15,681
Shares		—	—	—	—
Mutual funds		75,869	80,639	83,479	83,479

Maximum, Minimum and Average VaR Values
December 31, 2021
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	165,412	252,604	298,420	255,312
Exchange rate		305	1,462	2,948	2,749
Shares		—	—	—	—
Mutual funds		53,521	65,460	76,636	69,551

Banco de Occidente´s market risk weighted assets remained on average 7.0% of the total risk-weighted assets during the year ended December 31, 2022 and 10.1% for the year ended December 31, 2021.

Banco Popular S.A

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	121,194	130,739	144,932	121,194
Exchange rate		4,290	5,618	6,711	5,796
Shares		140	143	148	147
Mutual funds		12,209	15,952	20,548	20,548

Maximum, Minimum and Average VaR Values
December 31, 2021
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	73,313	121,143	153,794	151,504
Exchange rate		4,459	5,261	6,067	5,649
Shares		143	169	183	144
Mutual funds		15,379	15,623	15,964	15,964

Banco Popular´s market risk weighted assets remained on average 7.7% of the total risk-weighted assets during the year ended December 31, 2022 and 9.7% in the year ended December 31, 2021.

Banco Comercial AV Villas S.A

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	82,312	99,727	120,545	84,749
Exchange rate		9	48	106	98
Shares		—	—	—	—
Mutual funds		158	2,090	11,864	11,864

Maximum, Minimum and Average VaR Values
December 31, 2021
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	122,480	139,437	154,513	125,004
Exchange rate		2	38	75	41
Shares		—	—	—	—
Mutual funds		309	1,248	1,942	1,754

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Banco AV Villas’ market risk weighted assets remained on average 8.7% of the total risk-weighted assets during the year ended December 31, 2022 and 13.0% in the year ended December 31, 2021.

Corficolombiana S.A

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	148,170	172,466	185,935	160,195
Exchange rate		3,828	15,882	40,422	23,090
Shares		6,017	9,308	13,350	6,557
Mutual funds		692	1,087	1,609	692

Maximum, Minimum and Average VaR Values
December 31, 2021
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	128,648	183,241	216,352	195,119
Exchange rate		1,443	4,848	12,098	1,876
Shares		12,852	13,586	14,041	13,267
Mutual funds		1,333	2,607	5,523	1,423

Corficolombiana’s market risk weighted assets remained on average 8.9% of the total risk-weighted assets during the year ended December 31, 2022 and 11.7% on the year ended December 31, 2021. As Corficolombiana does not have a relevant number of loans or other significant risk weighted assets, the ratio of the market risk weighted assets to total risk weighted assets is higher than in the banks.

As a pension fund, Porvenir has a value-at-risk measurement methodology that differs from credit establishments and is established by the Superintendency of Finance. The following tables show the VaR calculation relating to each of the risk factors described above and based on that Methodology (Regulatory VaR) for the years ended December 31, 2022, and 2021, for a ten-day horizon.

Porvenir S.A

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	25,698	40,927	61,686	29,363
Exchange rate		93	577	1,682	976
Shares		1,404	2,579	3,379	2,541
Mutual funds		788	5,504	15,922	788

Maximum, Minimum and Average VaR Values
December 31, 2021
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	13,284	26,863	44,976	44,976
Exchange rate		192	350	491	272
Shares		996	1,741	2,673	2,673
Mutual funds		1,141	1,930	3,531	1,924

Porvenir’ market risk weighted assets remained on average 16.9% of the total risk-weighted assets during the year ended December 31, 2022 and 24.0% in the year ended December 31, 2021.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Investment Price Risk in Equity Instruments

Equity Investments

Variations in equity price risk measured based on the regulatory VaR methodology include both equity securities held for trading through profit or losses and non-strategic holdings. In addition, it does not discriminate between listed and unlisted equity investments or between those which consolidate and those which do not. It includes investments in non-financial institutions.

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. Therefore, no value at risk is estimated. At December 31, 2022 and 2021, the only investments subject to regulatory VaR were holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2022 and 2021.

		At December 31,
		2022				2021
		Investment				Investment
		subject to		Percentage		subject to
		Regulatory	Regulatory	of		Regulatory	Regulatory	Percentage of
		VaR	VaR	portfolio		VaR	VaR	portfolio
More than 36 months	Ps.	44,122	6,486	100	% Ps.	85,229	12,529	100%
Total	Ps.	44,122	6,486	100	% Ps.	85,229	12,529	100%

4.2.3          Structural foreign exchange risk

Grupo Aval´s financial subsidiaries have agencies and subsidiaries offshore and have assets and liabilities in foreign currencies and are thus exposed to changes in the exchange rates, primarily the United States Dollar. Foreign exchange risk is present when there are assets and liabilities denominated in foreign currency, when investments are made in foreign subsidiaries and branches and when we extend loans or take funds in foreign currency. There is also foreign exchange risk in foreign currency off- balance sheet transactions.

Subsidiaries of the financial sector in Colombia are authorized by the country’s central bank (Banco de la República) to trade currencies and to maintain balances in foreign currency in accounts abroad. Colombian law allows for banks to maintain a net daily asset or liability position in foreign currency, determined as the difference in foreign currency denominated rights and foreign currency denominated obligations, including both on and off-balance sheet positions. On a separate basis, the average of this difference over three business days cannot exceed twenty percent (20%) of the entity’s regulatory capital. On a consolidated basis, the average of this difference over three business days (positive or negative) cannot exceed forty percent (40%) of the consolidated entity´s regulatory capital.

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

A substantial amount of Grupo Aval’s foreign currency assets and liabilities are in U.S. dollars. Details on the assets and liabilities in foreign currency held by Grupo Aval as of December 31, 2022 and 2021 are shown below:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

December 31,2022		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial assets
Cash and cash equivalents	1,208	34	Ps.	5,972,792
Trading investments in debt securities	37	—		180,032
Investments in debt securities at FVOCI	1,691	—		8,135,015
Investments in debt securities at amortized cost	608	—		2,923,279
Loan portfolio financial assets at amortized cost	7,421	1		35,699,330
Derivative financial assets held for trading	314	—		1,512,459
Derivative financial assets held for hedging	1	—		4,829
Trade receivable	705	63		3,694,659
Total financial assets	11,985	98	Ps.	58,122,395

		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial liabilities
Derivative financial liabilities held for trading	237	—		1,141,963
Derivative financial liabilities held for hedging	—	—		1,553
Customer deposits	6,482	19		31,269,619
Financial obligations	9,097	5		43,779,895
Accounts payable	122	—		587,589
Total financial liabilities	15,938	24		76,780,619
Net financial asset (liability) position	(3,953)	74		(18,658,224)

December 31,2021		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial assets
Cash and cash equivalents	4,711	2,021	Ps.	26,800,791
Trading investments in debt securities	111	13		493,454
Investments in debt securities at FVOCI	4,459	1,083		22,062,791
Investments in debt securities at amortized cost	118	—		469,723
Loan portfolio financial assets at amortized cost	20,187	5,804		103,475,257
Derivative financial assets held for trading	239	—		952,889
Derivative financial assets held for hedging	4	—		16,669
Trade receivable	383	229		2,435,666
Total financial assets	30,212	9,150	Ps.	156,707,240

		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial liabilities
Derivative financial liabilities held for trading	204	—	Ps.	811,062
Derivative financial liabilities held for hedging	8	—		33,160
Customer deposits	20,630	7,394		111,566,151
Financial obligations	10,562	833		45,363,639
Accounts payable	536	—		2,134,728
Total financial liabilities	31,940	8,227	Ps.	159,908,740
Net financial asset (liability) position	(1,728)	923		(3,201,500)

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

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following table presents sensitivities of profit or loss before taxes and equity (OCI) to reasonably possible changes in exchange rates applied at the end of the reporting period relative to the functional currency of the respective Group entities, with all other variables held constant:

December 31,2022	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity (mainly OCI) (1)	Ps.	13,538	Ps.	(13,538)
Profit and loss before taxes		(156,263)		156,263

December 31,2021	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity (mainly OCI) (1)	Ps.	1,081	Ps.	(1,081)
Profit and loss before taxes		15,853		(15,853)
(1)	The effect produced by the spin-off of BAC Holding is excluded from this sensitivities analyses to make the results of December 2022 and December 2021 comparable.

The sensitivity in equity considers mainly assets and liabilities of entities with functional currencies different from the Group’s presentation currency compensated with derivatives and financial labilities designated to hedge net investments in foreign operations. For the purposes of presenting the results for the year 2022, the figures for 2021 have been adjusted, excluding assets and liabilities with a functional currency other than Colombian pesos and which, in turn, are offset with derivatives and financial liabilities from BAC Holding and MFH.

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

The following table shows interest rates exposure for assets and liabilities at December 31, 2022 and 2021. In this table, fixed rate instruments are classified according to their maturity date and floating rate instruments are classified according to their repricing date. The following analysis includes the interest rate exposure of non-interest-bearing and interest-bearing assets and liabilities by maturity bucket for our financial subsidiaries:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

December 31, 2022

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	6,066,944	Ps.	—	Ps.	—	Ps.	—	Ps.	10,965,913	Ps.	17,032,857
Trading investments in debt securities		75,943		715,117		107,442		2,862,385		—		3,760,887
Investments in debt securities mandatorily at FVTPL		—		—		—		1,378		—		1,378
Investments in debt securities at FVOCI		280,301		2,912,007		700,112		18,569,385		—		22,461,805
Investments in debt securities at amortized cost		967,123		5,543,804		294,035		2,966,530		—		9,771,492
Trade receivable at FVTPL		—		—		—		3,507,231		—		3,507,231
Commercial loans		14,928,623		43,243,207		9,111,072		37,492,197		—		104,775,099
Consumer loans		4,310,303		3,698,330		1,321,030		50,089,781		—		59,419,444
Mortgages loans		4,124,086		84,730		12,666		13,661,873		—		17,883,355
Microcredit loans		19,228		10,989		31,573		205,930		—		267,720
Interbank and overnight founds		5,669,519		298,224		—		—		—		5,967,743
Trade receivable		—		162		—		1,947,806		18,307,790		20,255,758
Total Assets	Ps.	36,442,070	Ps.	56,506,570	Ps.	11,577,930	Ps.	131,304,496	Ps.	29,273,703	Ps.	265,104,769
										—

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	5,926,936	Ps.	—	Ps.	—	Ps.	—	Ps.	20,005,117	Ps.	25,932,053
Time deposits		7,008,761		33,911,426		19,107,280		12,246,230		—		72,273,697
Saving deposits		74,293,894		—		—		—		—		74,293,894
Other deposits		—		—		—		—		841,505		841,505
Interbank and overnight funds		7,608,690		835,124		77,463		566,644		—		9,087,921
Leases contracts		3,417		48,775		91,354		2,192,398		—		2,335,944
Borrowing from banks and similar		2,262,503		14,698,824		3,877,438		7,134,649		—		27,973,414
Long-term debt		633,431		5,875,058		543,176		21,310,556		—		28,362,221
Borrowing from development entities		2,386,311		708,979		39,901		1,222,084		—		4,357,275
Total Liabilities	Ps.	100,123,943	Ps.	56,078,186	Ps.	23,736,612	Ps.	44,672,561	Ps.	20,846,622	Ps.	245,457,924

December 31, 2021

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	5,283,158	Ps.	—	Ps.	—	Ps.	—	Ps.	31,359,671	Ps.	36,642,829
Trading investments in debt securities		32,533		795,986		716,615		3,196,153		—		4,741,287
Investments in debt securities mandatorily at FVTPL		—		—		—		—		—		—
Investments in debt securities at FVOCI		691,305		4,549,642		1,960,040		30,292,879		—		37,493,866
Investments in debt securities at amortized cost		1,503,177		3,710,000		385,985		175,908		—		5,775,070
Trade receivable at FVTPL		—		—		—		3,228,480		—		3,228,480
Commercial loans		38,417,251		31,409,143		10,996,375		41,205,035		—		122,027,804
Consumer loans		17,866,168		11,445,530		2,254,215		45,323,232		—		76,889,145
Mortgages loans		14,247,634		833,794		416,847		13,622,041		—		29,120,316
Microcredit loans		42,175		13,241		36,456		225,867		—		317,739
Interbank and overnight founds		3,121,735		96,698		—		—		—		3,218,433
Trade receivable		—		163		—		455,859		15,725,505		16,181,527
Total Assets	Ps.	81,205,136	Ps.	52,854,197	Ps.	16,766,533	Ps.	137,725,454	Ps.	47,085,176	Ps.	335,636,496

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	34,024,691	Ps.	—	Ps.	—	Ps.	—	Ps.	25,201,158	Ps.	59,225,849
Time deposits		6,947,437		36,252,017		18,492,124		23,838,666		—		85,530,244
Saving deposits		89,097,128		—		—		—	.	—		89,097,128
Other deposits		9,727		92,610		—		—		514,864		617,201
Interbank and overnight funds		8,935,468		1,169,368		501,221		66,358		—		10,672,415
Leases contracts		50,860		244,198		173,335		2,413,764		—		2,882,157
Borrowing from banks and similar		3,323,809		11,132,293		3,823,854		5,962,597		—		24,242,553
Long-term debt		296,675		3,923,750		5,940,106		22,097,401		—		32,257,932
Borrowing from development entities		1,188,693		955,697		37,388		1,045,491		—		3,227,269
Total Liabilities	Ps.	143,874,488	Ps.	53,769,933	Ps.	28,968,028	Ps.	55,424,277	Ps.	25,716,022	Ps.	307,752,748

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

The following analysis estimates the impact of an accounting sensitivity of outstanding balances of financial assets and financial liabilities to variations in interest rates at December 31, 2022. The analysis assumes constant market parameters, without including the effects of discretional customer decisions and changes in macroeconomic fundamentals over financial assets and liabilities. As a result, if interest rates were to increase 100 basis points, assuming no asymmetrical movement in yield curves and a constant structure of the Statement of Financial Position (no changes in maturities and assuming simultaneous repricing), net income before income tax expense for the year 2022 would have been Ps. 353,827 higher, mainly as a result of higher interest income on variable interest assets and partially offset by higher interest expenses on variable interest liabilities and lower fair values of securities at fair value through profit or loss. The portion of assets at variable rates is greater than the liabilities at variable rate. Other comprehensive income in equity would have been Ps. 538,385 (2021: Ps. 850,710) lower, mainly because of a decrease in the fair value of fixed rate financial assets classified as fair value through OCI.

The following is a breakdown of non-interest-bearing and interest-bearing assets and liabilities by interest rate type and by maturity, as at December 31, 2022 and 2021.

December 31, 2022

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	2,682,724	Ps.	3,384,220	Ps.	—	Ps.	—	Ps.	10,965,913	Ps.	17,032,857
Trading investments in debt securities		337,636		425,970		134,897		2,862,384		—		3,760,887
Investments in debt securities mandatorily at FVTPL		—		—		—		1,378		—		1,378
Investments in debt securities at FVOCI		861,729		2,609,594		1,254,542		17,735,940		—		22,461,805
Investments in debt securities at amortized cost		4,555,437		2,326,296		243,662		2,646,097		—		9,771,492
Trade receivable at FVTPL		—		—		3,507,231		—		—		3,507,231
Commercial loans		42,226,647		9,808,684		47,072,091		5,667,677		—		104,775,099
Consumer loans		1,006,251		8,380,874		6,199,484		43,832,835		—		59,419,444
Mortgages loans		44,520		708,435		4,166,107		12,964,293		—		17,883,355
Microcredit loans		1,296		154,055		1,001		111,368		—		267,720
Interbank and overnight founds		47,128		5,920,615		—		—		—		5,967,743
Trade receivable		162		—		305,684		1,642,122		18,307,790		20,255,758
Total Assets	Ps.	51,763,530	Ps.	33,718,743	Ps.	62,884,699	Ps.	87,464,094	Ps.	29,273,703	Ps.	265,104,769

	Under one year					Over one year			Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	735,536	Ps.	5,191,400	Ps.	—	Ps.	—	Ps.	20,005,117	Ps.	25,932,053
Time deposits		14,474,525		40,361,808		5,887,596		11,549,768		—		72,273,697
Saving deposits		10,472,330		62,653,236		1,168,328		—		—		74,293,894
Other deposits		—		—		—		—		841,505		841,505
Interbank and overnight funds		2,611,592		1,978,380		4,497,949		—		—		9,087,921
Leases contracts		897,471		181,509		244,062		1,012,902		—		2,335,944
Borrowing from banks and other		8,862,681		13,195,008		1,987,704		3,928,021		—		27,973,414
Long-term debt		3,600,832		5,662,371		4,556,550		14,542,468		—		28,362,221
Borrowing from development entities		313,459		171,581		3,121,907		750,328		—		4,357,275
Total Liabilities	Ps.	41,968,426	Ps.	129,395,293	Ps.	21,464,096	Ps.	31,783,487	Ps.	20,846,622	Ps.	245,457,924

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

December 31, 2021

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	3,274,798	Ps.	2,008,360	Ps.	—	Ps.	—	Ps.	31,359,671	Ps.	36,642,829
Trading investments in debt securities		291,112		1,083,931		170,091		3,196,153		—		4,741,287
Investments in debt securities mandatorily at FVTPL		—		—		—		—		—		—
Investments in debt securities at FVOCI		76,076		6,256,332		2,252,022		28,909,436		—		37,493,866
Investments in debt securities at amortized cost		3,698,780		1,703,837		237,316		135,137		—		5,775,070
Trade receivable at FVTPL		—		—		3,228,480		—		—		3,228,480
Commercial loans		46,056,475		5,334,618		66,555,715		4,080,996		—		122,027,804
Consumer loans		1,155,463		19,598,761		16,209,829		39,925,092		—		76,889,145
Mortgages loans		51,719		564,377		17,623,160		10,881,060		—		29,120,316
Microcredit loans		1,508		187,218		1,717		127,296		—		317,739
Interbank and overnight founds		1,535,822		1,682,611		—		—		—		3,218,433
Trade receivable		163		—		272,552		183,307		15,725,505		16,181,527
Total Assets	Ps.	56,141,916	Ps.	38,420,045	Ps.	106,550,882	Ps.	87,438,477	Ps.	47,085,176	Ps.	335,636,496

	Under one year				Over one year				Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	741,009	Ps.	33,283,682	Ps.	—	Ps.	—	Ps.	25,201,158	Ps.	59,225,849
Time deposits		8,304,838		50,693,337		5,342,572		21,189,497		—		85,530,244
Saving deposits		9,696,432		79,400,696		—		—	.	—		89,097,128
Other deposits		9,728		92,609		—		—		514,864		617,201
Interbank and overnight funds		1,992,364		8,613,693		—		66,358		—		10,672,415
Leases contracts		7,974		463,366		274,678		2,136,139		—		2,882,157
Borrowing from banks and other		10,007,688		7,868,540		2,982,781		3,383,544		—		24,242,553
Long-term debt		837,673		6,501,344		8,401,450		16,517,465		—		32,257,932
Borrowing from development entities		433,553		78,807		1,791,860		923,049		—		3,227,269
Total Liabilities	Ps.	32,031,259	Ps.	186,996,074	Ps.	18,793,341	Ps.	44,216,052	Ps.	25,716,022	Ps.	307,752,748

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

During 2020, as part of its convergence towards Basel III standards, the Superintendency of Finance incorporates the segmentation by type of deposits in the calculation of non-contractual liability cash flows. The methodology segments saving deposits in eight categories, according with their balance and the type of customer, then calculates the run-off rate for each category and finally multiplies both to determine the non-contractual reserve.

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

Financial subsidiaries in Colombia must maintain cash on hand and in Central Banks deposits in order to comply with reserve requirements. The calculation of the reserve requirement is based on the daily average of the different types of deposits every two weeks. This requirement is 8% for sight and savings deposits, and 3.5% for term deposits of up to 18 months. For term deposits with terms greater than 18 months, the legal reserve was kept at 0%. As of December 31, 2022, and 2021, all of Grupo Aval´s financial subsidiaries comply with reserve requirements.

There are no reserve requirements for our subsidiaries located in Panamá because there is no Central Bank to regulate such requirements.

The following is a breakdown of the liquid assets by maturity from 1 to 90 days, based on separate figures of our financial subsidiaries in Colombia at December 31, 2022 and 2021:

December 31, 2022

		Liquid assets
		available at the end						From 31 to 90
Bank		of the year (1)		From 1 to 7 days (2)		From 1 to 30 days (2)		days (2)
Banco de Bogota	Ps.	11,749,890	Ps.	10,865,287	Ps.	6,445,745	Ps.	(15,602,231)
Banco Occidente		7,858,675		6,955,066		3,243,471		(5,830,252)
Banco Popular		5,283,312		4,141,163		1,588,642		(5,038,168)
Banco AV Villas		2,299,072		1,828,016		487,831		(3,202,904)
Corficolombiana		2,204,574		1,595,742		729,790		(358,231)

December 31, 2021

		Liquid assets
		available at the end						From 31 to 90
Bank		of the year (1)		From 1 to 7 days (2)		From 1 to 30 days (2)		days (2)
Banco de Bogota	Ps.	12,019,528	Ps.	10,233,924	Ps.	2,928,010	Ps.	(12,974,116)
Banco Occidente		6,598,351		5,923,470		2,935,981		(4,254,187)
Banco Popular		4,752,893		3,847,320		1,670,839		(4,180,180)
Banco AV Villas		2,850,272		2,506,591		1,138,719		(2,391,818)
Corficolombiana		1,498,050		818,874		612,503		155,747
(1)	Liquid assets are the sum of assets that are easily convertible into cash. Fixed income investments at amortized cost and financial investments pledged as collateral or subject to any other type of encumbrance, preventive measure or of any nature, that prevent their free assignment or transfer, as well as those that have been transferred under repurchase agreements, simultaneous or temporary transfer of securities are excluded. The value of the liquid assets mentioned above is calculated at the market price of the fair value on the date of the evaluation.
(2)	This amount is the remaining value of the liquid assets in the specified time period, or the IRL, that is calculated as the difference between liquid assets and liquid assets requirement, according to the IRL methodology, the liquidity requirement is the difference of contractual cash inflows and contractual and non-contractual cash outflows during a given period.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following tables show the consolidated IRL Ratio as of December 31, 2022 and 2021 for each of our banks in Colombia and Corficolombiana, expressed in Ps billions and as a percentage:

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

	(in Ps)
IRL – 7 days	10,865	10,234	5,338	5,923	4,141	3,847	1,828	2,507	1,542	819
IRL – 30 days	6,446	2,928	1,921	2,936	1,589	1,671	488	1,139	866	613

	At December 31,
	Banco de Bogotá			Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2022	2021		2022	2021	2022	2021	2022	2021	2022	2021

	(in percentages)
IRL – 7 days	1,328	673	.	744	348	463	525	488	829	358	221
IRL – 30 days	222	132		145	180	143	154	127	167	168	169

Supervised entities are required to calculate and report to the SFC on a weekly basis an indicator of short-term liquidity risk. The Liquidity Risk Indicator (IRL) is calculated in periods of 7 and 30 days and must be at least 100 percent. During 2022, Grupo Aval's Colombian banks met the minimum regulatory requirement.

The liquidity calculations described above assume normal liquidity conditions, according to the contractual flows and historical experience of each of the financial subsidiaries. for extreme liquidity events caused by unusual deposit withdrawals, the financial subsidiaries have contingency plans that include available credit lines with other financial institutions and access to special lines of credit with Colombia´s Central Bank, in accordance with current regulations. These lines of credit are granted when required, and are collateralized by Colombian government securities or by a portfolio of high-quality loans, as specified in the Central Bank regulations. Grupo Aval´s financial subsidiaries did not access the Central Bank special lines of credit during the years ended at December 31, 2022 and 2021.

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

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following is a breakdown shows the contractual undiscounted cash flows of the financial assets and liabilities including contractual interest receivable and payable at December 31, 2022 and 2021.

December 31, 2022

	Less than		From one to six		From six to twelve		More than
Assets	one month		months		months		a year		Total
Cash and cash equivalents	Ps.	17,032,854	Ps.	3	Ps.	—	Ps.	—	Ps.	17,032,857
Trading investments in debt securities		418,517		342,829		543,610		3,327,753		4,632,709
Investments in debt securities at FVOCI		2,019,842		2,008,753		5,356,480		18,078,127		27,463,202
Investments in debt securities at amortized cost		837,574		3,332,038		3,352,039		3,060,353		10,582,004
Commercial loans		10,636,895		29,541,405		18,415,847		63,675,959		122,270,106
Consumer loans		2,189,168		7,398,698		7,879,319		64,072,652		81,539,837
Mortgages loans		272,343		857,162		867,775		29,404,640		31,401,920
Microcredit loans		33,737		83,934		82,723		140,790		341,184
Interbank and overnight funds		5,966,991		68		—		—		5,967,059
Trading derivatives		1,242,228		367,115		199,530		254,096		2,062,969
Hedging derivatives		15,335		1,886		2,387		1,246		20,854
Trade receivable		2,510,396		161		15,517		21,234,935		23,761,009
Other assets		298,780		—		50,200		1,524,369		1,873,349
Total Assets	Ps.	43,474,660	Ps.	43,934,052	Ps.	36,765,427	Ps.	204,774,920	Ps.	328,949,059

	Less than		From one to six		From six to twelve		More than
Liabilities	one month		months		months		a year		Total
Checking accounts	Ps.	25,932,054	Ps.	—	Ps.	—	Ps.	—	Ps.	25,932,054
Time Deposits		9,555,229		31,700,316		20,831,413		17,911,277		79,998,235
Saving deposits		74,293,894		—		—		—		74,293,894
Other deposits		538,387		301,996		—		1,124		841,507
Interbank and overnight funds		6,179,455		771,719		77,350		2,182,987		9,211,511
Leases contracts		12,387		90,521		140,578		2,200,644		2,444,130
Borrowing from banks and other		2,118,373		11,036,815		6,878,016		10,172,835		30,206,039
Long-term debt		356,759		3,550,122		1,144,997		31,041,844		36,093,722
Borrowing from development entities		178,136		1,439,502		485,447		6,426,663		8,529,748
Trading derivatives		860,852		579,886		230,643		278,889		1,950,270
Hedging derivatives		1,531		516		—		3,352		5,399
Other liabilities		4,155,257		145,183		—		1,993,490		6,293,930
Total Liabilities	Ps.	124,182,314	Ps.	49,616,576	Ps.	29,788,444	Ps.	72,213,105	Ps.	275,800,439

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	2,129,962	Ps.	142,987	Ps.	61,140	Ps.	1,218,215	Ps.	3,552,304
Standby letters of credit		947,723		714		—		18		948,455
Overdraft facility		2,491,299		—		—		—		2,491,299
Standby credit card facility		11,263,240		125,933		94,450		377,799		11,861,422
Undrawn approved loans		3,133,043		98,505		—		—		3,231,548
Others		1,023,527		—		—		—		1,023,527
Total Commitments Loans	Ps.	20,988,794	Ps.	368,139	Ps.	155,590	Ps.	1,596,032	Ps.	23,108,555

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

December 31, 2021

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

4.4          Regulatory capital management

Grupo Aval, Financial Holding

As a result of Colombian Law 1870 of 2017 (also known as the Financial Conglomerates Law), that came in effect on February 6, 2019, Grupo Aval has become subject to the inspection and supervision of the Superintendency of Finance (SFC, for its acronym in Spanish). This law created the legal categories of financial holding companies and of financial conglomerates, and gives the Colombian Finance minister the power, to impose capital adequacy requirements on the financial conglomerates on an aggregate/consolidated basis, among others.

In compliance with Decree 774 issued on May 8th, 2018 by the Colombian Government that came in effect on 8th of November 2019 and the External Circular 012 of June 5, 2019 (in Spanish Circular Externa 012 del 5 de junio de 2019) issued by the Superintendency of Finance (SFC), Grupo Aval is subject to minimum capital requirements. As of December 31, 2022, and 2021, Grupo Aval as a  Financial Conglomerate, complied with regulatory capital requirements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Grupo Aval’s financial subsidiaries

Decree 2555 of 2010 (as modified by Decree 1771 of 2012, Decree 1648 of 2014, Decree 2392 of 2015, Decrees 1477 of 2018 and 1421 of 2019) sets forth capital adequacy requirements for Colombian credit institutions. Starting on January 1, 2021, technical capital for Colombian credit institutions consisted of the sum of total Core Equity Tier I (CET1 or patrimonio básico ordinario), Additional Tier I capital (AT1 or patrimonio básico adicional), and Tier II capital (Tier II or patrimonio adicional). Tier I capital consist of the sum of CET1 (patrimonio básico ordinario) and AT1 (patrimonio básico adicional). Tier I and Tier II, as defined herein, may differ to the manner in which these terms are used in other jurisdictions.

Pursuant to Decrees 1477 of 2018 and 1421 of 2019 Basel III principles were introduced to estimate adequate capital in credit institutions as follows:

●	Total solvency ratio is defined as the value of the technical capital (CET1, AT1 and T2) calculated under the terms of the Decree 1477 of 2018 and the Decree 1421 of 2019, divided by risk-weighted assets by level of credit, market and operational risk, at a minimum of 9%. Pursuant to Decree 2555 of 2010 (as amended), the Superintendency of Finance must grant prior approval of the eligibility of a debt, equity or hybrid instrument in order to be classified as AT1;
●	A minimum CET1 of 4.5%;
●	A minimum Tier I of 6%;
●	A capital conservation buffer of 1.5% consisting of CET1;
●	A systemic risk buffer of 1.0% for systemically important financial institutions (SIFIS) consisting of CET1; and
●	In addition, these Decrees established a minimum leverage ratio of 3%.

These indicators (with the exception of the leverage ratio) must be achieved gradually from 2021 to 2024, in accordance with the transition plan established in the regulation. Banco de Bogotá is considered one of the systemically important financial institutions, according to Circular Externa 76 of December 2, 2020 issued by the Superintendency of Finance, and therefore must comply with the systemic buffer (explained above).

The following chart presents the statutory transition period as set forth in the Decrees 1477 of 2018 and 1421 of 2019:

(1)Requires highest quality of capital.

(2)Only apply to SIFIs as defined by the Superintendency of Finance. The Circular Letters 76 of 2020 and 72 of 2021 issued by the Superintendency of Finance, published the list of SIFIs for the year 2021 and 2022, which only included Banco de Bogotá among our Colombian banking subsidiaries, in accordance with the methodology defined for the identification of entities with systemic importance (External Circular 030 of 2019 issued by the same Superintendency).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

As of December 31 2022, and 2021, all of Grupo Aval´s financial subsidiaries complied with the minimum regulatory capital requirements, as demonstrated in a table below:

Banco de Bogotá S.A.

		At December 31,
		2022		2021
Subscribed and paid-in capital	Ps.	3,553	Ps.	3,313
Reserves and retained earnings		13,301,448		18,371,450
Other comprehensive income		41,828		5,579,158
Net income for the period		2,804,925		4,356,721
Non-controlling interests		—		—
Deductions:
Unconsolidated financial sector investments		(3,261,888)		(2,638,133)
Goodwill and other intangibles		(1,416,196)		(7,652,367)
Deferred tax assets		(1,035,857)		(1,221,886)
Other		(111)		—
CET1	Ps.	10,437,701	Ps.	16,798,256
Hybrid instruments recognized as additional primary capital		—		2,070,203
Other		—		—
AT1		—		2,070,203
Tier I	Ps.	10,437,701	Ps.	18,868,459

Subordinated bonds		3,135,871		3,438,652
Plus/minus others		—		—
Tier II capital	Ps.	3,135,871	Ps.	3,438,652
Other deductions from technical capital		—		(28,010)
Technical capital	Ps.	13,573,572	Ps.	22,279,101
Risk-weighted assets		88,898,130		142,407,577
Value at risk		759,624		1,013,946
Regulatory value at risk(1)		8,440,262		11,266,069
Operational risk		577,099		977,168
Regulatory operational risk(1)		6,412,206		10,857,424
Risk-weighted assets including regulatory value at risk and operational risk		103,750,598		164,531,069
CET1 solvency ratio		10.1%		10.2%
AT1 capital solvency ratio		0.0%		1.3%
Tier 1 capital solvency ratio		10.1%		11.5%
Tier II solvency ratio		3.0%		2.1%
Total solvency ratio(2)		13.1%		13.5%

(1)      Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.

(2)   Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Banco de Occidente S.A.

		At December 31,
		2022		2021
Subscribed and paid-in capital	Ps.	4,677	Ps.	4,677
Reserves and retained earnings		4,791,295		4,359,303
Other comprehensive income		(65,254)		210,348
Net income for the period		452,493		580,158
Non-controlling interests		—		—
Deductions:
Unconsolidated financial sector investments		(226,950)		(671,120)
Goodwill and other intangibles		(533,300)		(447,966)
Deferred tax assets		—		(54,329)
Other		(4,190)		(4,592)
CET1	Ps.	4,418,771	Ps.	3,976,479
Hybrid instruments recognized as additional primary capital		—		—
Other		—		—
AT1		—		—
Tier I	Ps.	4,418,771	Ps.	3,976,479

Subordinated bonds		834,895		464,650
Plus/minus others		—		—
Tier II capital	Ps.	834,895	Ps.	464,650
Other deductions from technical capital		—		—
Technical capital	Ps.	5,253,666	Ps.	4,441,129
Risk-weighted assets		37,591,858		30,661,940
Value at risk		272,515		327,611
Regulatory value at risk(1)		3,027,946		3,640,125
Operational risk		227,231		150,386
Regulatory operational risk(1)		2,524,786		1,670,957
Risk-weighted assets including regulatory value at risk and operational risk		43,144,590		35,973,022
CET1 solvency ratio		10.2%		11.1%
AT1 capital solvency ratio		0.0%		0.0%
Tier 1 capital solvency ratio		10.2%		11.1%
Tier II solvency ratio		1.9%		1.3%
Total solvency ratio(2)		12.2%		12.3%

(1)      Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.

(2)   Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Banco Popular S.A.

		At December 31,
		2022		2021
Subscribed and paid-in capital	Ps.	77,253	Ps.	77,253
Reserves and retained earnings		2,876,025		2,693,597
Other comprehensive income		198,193		269,860
Net income for the period		80,210		313,289
Non-controlling interests		29,714		28,249
Deductions:
Unconsolidated financial sector investments		(355,124)		(285,837)
Goodwill and other intangibles		(293,825)		(243,131)
Deferred tax assets		—		—
Other		(157,747)		(173,904)
CET1	Ps.	2,454,700	Ps.	2,679,376
Hybrid instruments recognized as additional primary capital		—		—
Other		—		—
AT1		—		—
Tier I	Ps.	2,454,700	Ps.	2,679,376

Subordinated bonds		177,147		196,830
Plus/minus others		—		—
Tier II capital	Ps.	177,147	Ps.	196,830
Other deductions from technical capital		—		—
Technical capital	Ps.	2,631,847	Ps.	2,876,206
Risk-weighted assets		18,473,302		17,137,233
Value at risk		147,685		173,261
Regulatory value at risk(1)		1,640,943		1,925,118
Operational risk		115,899		72,079
Regulatory operational risk(1)		1,287,767		800,880
Risk-weighted assets including regulatory value at risk and operational risk		21,402,012		19,863,231
CET1 solvency ratio		11.5%		13.5%
AT1 capital solvency ratio		0.0%		0.0%
Tier 1 capital solvency ratio		11.5%		13.5%
Tier II solvency ratio		0.8%		1.0%
Total solvency ratio(2)		12.3%		14.5%

(1)      Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.

(2)   Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Banco Comercial AV Villas S.A.

		At December 31,
		2022		2021
Subscribed and paid-in capital	Ps.	22,297	Ps.	22,297
Reserves and retained earnings		1,524,474		1,421,317
Other comprehensive income		(30,491)		69,909
Net income for the period		112,035		161,587
Non-controlling interests		—		—
Deductions:
Unconsolidated financial sector investments		—		—
Goodwill and other intangibles		(124,474)		(110,987)
Deferred tax assets		—		(38,214)
Other		(153,441)		(197,730)
CET1	Ps.	1,350,401	Ps.	1,328,179
Hybrid instruments recognized as additional primary capital		—		—
Other		176		176
AT1		176		176
Tier I	Ps.	1,350,577	Ps.	1,328,355

Subordinated bonds		—		—
Plus/minus others		25,317		67,754
Tier II capital	Ps.	25,317	Ps.	67,754
Other deductions from technical capital		—		—
Technical capital	Ps.	1,375,894	Ps.	1,396,109
Risk-weighted assets		10,419,661		8,781,323
Value at risk		96,711		126,799
Regulatory value at risk(1)		1,074,571		1,408,877
Operational risk		81,824		55,291
Regulatory operational risk(1)		909,158		614,340
Risk-weighted assets including regulatory value at risk and operational risk		12,403,390		10,804,540
CET1 solvency ratio		10.9%		12.3%
AT1 capital solvency ratio		0.0%		0.0%
Tier 1 capital solvency ratio		10.9%		12.3%
Tier II solvency ratio		0.2%		0.6%
Total solvency ratio(2)		11.1%		12.9%

(1)      Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.

(2)   Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Corficolombiana S.A.

		At December 31,
		2022		2021
Subscribed and paid-in capital	Ps.	3,464	Ps.	3,234
Reserves and retained earnings		9,587,611		8,406,277
Other comprehensive income		47,709		643,767
Net income for the period		1,713,807		1,295,635
Non-controlling interests		1,210		877
Deductions:
Unconsolidated financial sector investments		—		—
Goodwill and other intangibles		(66,553)		(39,333)
Deferred tax assets		(5,191)		(2,060)
Other		(5,847)		(10,672)
CET1	Ps.	11,276,209	Ps.	10,297,725
Hybrid instruments recognized as additional primary capital		—		—
Other		192		181
AT1		192		181
Tier I	Ps.	11,276,401	Ps.	10,297,906

Subordinated bonds		—		—
Plus/minus others		—		—
Tier II capital	Ps.	—	Ps.	—
Other deductions from technical capital		(44,131)		(49,152)
Technical capital	Ps.	11,232,270	Ps.	10,248,754
Risk-weighted assets		18,238,986		15,660,907
Value at risk		190,534		211,684
Regulatory value at risk(1)		2,117,047		2,352,045
Operational risk		303,453		190,089
Regulatory operational risk(1)		3,371,697		2,112,103
Risk-weighted assets including regulatory value at risk and operational risk		23,727,730		20,125,055
CET1 solvency ratio		47.5%		51.2%
AT1 capital solvency ratio		0.0%		0.0%
Tier 1 capital solvency ratio		47.5%		51.2%
Tier II solvency ratio		0.0%		0.0%
Total solvency ratio(2)		47.3%		50.9%

(1)      Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.

(2)   Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Porvenir S.A.

Likewise, Porvenir has adequately complied with the capital requirements established for pensions fund administrators in Colombia. The following is the detail of the capital requirements defined for this type of financial institution:

		At December 31,
		2022		2021
Subscribed and paid-in capital	Ps.	109,211	Ps.	109,211
Reserves and retained earnings		2,312,131		2,032,639
Deductions:
Others		(50,626)		(50,626)
Primary capital	Ps.	2,370,715	Ps.	2,091,223

Unrealized gains/losses on securities available for sale(1)		(31,628)		(2,063)
Secondary capital (Tier II)	Ps.	(31,628)	Ps.	(2,063)

Deductions:
Value of the stabilization reserve		(1,781,676)		(1,612,832)
Technical capital	Ps.	557,412	Ps.	476,328
Risk-weighted assets		907,164		1,096,715
Value at risk		13,808		23,700
Regulatory value at risk(1)		153,419		263,338
Operational risk		1,065,159		1,132,524
Regulatory operational risk(2)		1,420,213		1,510,032
Risk-weighted assets including regulatory value at risk and operational risk		2,480,795		2,870,085
Solvency ratio(3)		22.5%		16.6%

(1)    Unrealized gains/losses on securities available for sale do not flow through the Consolidate Statement of Income until such securities are disposed of and the gain or loss is realized.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

The following table presents an analysis, within the hierarchy of fair value, of Grupo Aval´s assets and liabilities (by class), measured at fair value as of December 31, 2022 and 2021, on a recurring basis.

December 31, 2022

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	2,536,952	Ps.	284,449	Ps.	—	Ps.	2,821,401
Securities issued or secured by other Colombian Government entities		—		194,150		—		194,150
Securities issued or secured by foreign Governments		—		57,600		—		57,600
Securities issued or secured by other financial entities		—		651,807		—		651,807
Securities issued or secured by non-financial sector entities		—		11,349		—		11,349
Others		—		24,580		—		24,580
Total trading investments	Ps.	2,536,952	Ps.	1,223,935	Ps.	—	Ps.	3,760,887
Investments in debt securities at fair value through profit or loss
Others		—		—		1,378		1,378
Total investments in debt securities at fair value through profit or loss	Ps.	2,536,952	Ps.	1,223,935	Ps.	1,378	Ps.	3,762,265
Investments in debt securities at fair value through OCI
Securities issued or secured by Colombian Government	Ps.	12,592,025	Ps.	2,960,847	Ps.	—	Ps.	15,552,872
Securities issued or secured by other Colombian Government entities		510,913		278,335		—		789,248

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
Securities issued or secured by foreign Governments		1,622,089		1,774,366		—		3,396,455
Securities issued or secured by central banks		—		194,098		—		194,098
Securities issued or secured by other financial entities		—		1,622,899		5		1,622,904
Securities issued or secured by non-financial sector entities		—		53,807		—		53,807
Others		1,796		850,625		—		852,421
Total investments in debt securities at fair value through OCI	Ps.	14,726,823	Ps.	7,734,977	Ps.	5	Ps.	22,461,805
Total investments in debt securities	Ps.	17,263,775	Ps.	8,958,912	Ps.	1,383	Ps.	26,224,070

Equity securities
Trading equity securities	Ps.	4,040	Ps.	4,338,026	Ps.	1,697,049	Ps.	6,039,115
Investments in equity through OCI		871,149		352		605,231		1,476,732
Total equity securities	Ps.	875,189	Ps.	4,338,378	Ps.	2,302,280	Ps.	7,515,847

Held for trading derivatives
Currency forward	Ps.	—	Ps.	1,227,660	Ps.	—	Ps.	1,227,660
Debt securities forward		—		4,418		—		4,418
Interest rate swap		—		524,528		—		524,528
Currency swap		—		157,747		—		157,747
Currency options		—		127,052		—		127,052
Total held for trading derivatives	Ps.	—	Ps.	2,041,405	Ps.	—	Ps.	2,041,405
Hedging derivatives
Currency forward		—		4,830		—		4,830
Interest rate swap		—		16,024		—		16,024
Total hedging derivatives	Ps.	—	Ps.	20,854	Ps.	—	Ps.	20,854
Other account receivables
Financial assets in concession contracts		—		—		3,507,231		3,507,231
Total other account receivables designated at fair value	Ps.	—	Ps.	—	Ps.	3,507,231	Ps.	3,507,231
Non- financial assets
Biological assets		—		—		212,630		212,630
Investment properties		—		—		880,963		880,963
Total non- financial assets	Ps.	—	Ps.	—	Ps.	1,093,593	Ps.	1,093,593
Total assets at fair value on recurring basis	Ps.	18,138,964	Ps.	15,359,549	Ps.	6,904,487	Ps.	40,403,000

Liabilities
Trading derivatives
Currency forward	Ps.	—	Ps.	885,933	Ps.	—	Ps.	885,933
Debt securities forward		—		5,248		—		5,248
Interest rate futures		2,107		—		—		2,107
Interest rate swap		—		608,288		—		608,288
Currency swap		—		112,600		—		112,600
Currency options		—		143,430		—		143,430
Total trading derivatives	Ps.	2,107	Ps.	1,755,499	Ps.	—	Ps.	1,757,606
Hedging derivatives
Currency forward	Ps.	—	Ps.	1,553	Ps.	—	Ps.	1,553
Interest rate swap		—		2,015		—		2,015
Total hedging derivatives	Ps.	—	Ps.	3,568	Ps.	—	Ps.	3,568
Total liabilities at fair value on recurring basis	Ps.	2,107	Ps.	1,759,067	Ps.	—	Ps.	1,761,174

December 31, 2021

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	2,244,069	Ps.	513,883	Ps.	—	Ps.	2,757,952
Securities issued or secured by other Colombian Government entities		—		249,510		—		249,510
Securities issued or secured by foreign Governments		—		150,962		62,901		213,863
Securities issued or secured by other financial entities		—		1,476,476		—		1,476,476
Securities issued or secured by non-financial sector entities		—		9,388		—		9,388
Others		—		34,098		—		34,098
Total trading investments	Ps.	2,244,069	Ps.	2,434,317	Ps.	62,901	Ps.	4,741,287
Investments in debt securities at fair value through profit or loss
Others		—		—		—		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
Total investments in debt securities at fair value through profit or loss	Ps.	2,244,069	Ps.	2,434,317	Ps.	62,901	Ps.	4,741,287
Investments in debt securities at fair value through OCI
Securities issued or secured by Colombian Government	Ps.	10,638,542	Ps.	5,433,220	Ps.	—	Ps.	16,071,762
Securities issued or secured by other Colombian Government entities		108,028		714,886		—		822,914
Securities issued or secured by foreign Governments		1,324,236		11,408,428		—		12,732,664
Securities issued or secured by central banks		—		1,857,718		—		1,857,718
Securities issued or secured by other financial entities		—		4,186,830		18,094		4,204,924
Securities issued or secured by non-financial sector entities		—		737,710		—		737,710
Others		52,466		1,005,882		7,826		1,066,174
Total investments in debt securities at fair value through OCI	Ps.	12,123,272	Ps.	25,344,674	Ps.	25,920	Ps.	37,493,866
Total investments in debt securities	Ps.	14,367,341	Ps.	27,778,991	Ps.	88,821	Ps.	42,235,153

Equity securities
Trading equity securities	Ps.	6,404	Ps.	3,807,594	Ps.	1,268,576	Ps.	5,082,574
Investments in equity through OCI		1,313,152		4,395		88,588		1,406,135
Total equity securities	Ps.	1,319,556	Ps.	3,811,989	Ps.	1,357,164	Ps.	6,488,709

Held for trading derivatives
Currency forward	Ps.	—	Ps.	851,109	Ps.	—	Ps.	851,109
Debt securities forward		—		1,099		—		1,099
Interest rate swap		—		208,440		—		208,440
Currency swap		—		39,589		—		39,589
Currency options		—		62,191		—		62,191
Index future		481		—		—		481
Total held for trading derivatives	Ps.	481	Ps.	1,162,428	Ps.	—	Ps.	1,162,909
Hedging derivatives
Currency forward		—		6,677		—		6,677
Interest rate swap		—		27,579		—		27,579
Currency swap		—		9,992		—		9,992
Total hedging derivatives	Ps.	—	Ps.	44,248	Ps.	—	Ps.	44,248
Other account receivables
Financial assets in concession contracts		—		—		3,228,480		3,228,480
Total other account receivables designated at fair value	Ps.	—	Ps.	—	Ps.	3,228,480	Ps.	3,228,480
Non- financial assets
Biological assets		—		—		154,986		154,986
Investment properties		—		—		852,935		852,935
Total non- financial assets	Ps.	—	Ps.	—	Ps.	1,007,921	Ps.	1,007,921
Total assets at fair value on recurring basis	Ps.	15,687,378	Ps.	32,797,656	Ps.	5,682,386	Ps.	54,167,420

Liabilities
Trading derivatives
Currency forward	Ps.	—	Ps.	659,871	Ps.	—	Ps.	659,871
Debt securities forward		—		3,014		—		3,014
Index futures		4,972		—		—		4,972
Interest rate swap		—		230,862		—		230,862
Currency swap		—		72,044		—		72,044
Currency options		—		79,147		—		79,147
Total trading derivatives	Ps.	4,972	Ps.	1,044,938	Ps.	—	Ps.	1,049,910
Hedging derivatives
Currency forward	Ps.	—	Ps.	33,160	Ps.	—	Ps.	33,160
Interest rate swap		—		22,653		—		22,653
Total hedging derivatives	Ps.	—	Ps.	55,813	Ps.	—	Ps.	55,813
Total liabilities at fair value on recurring basis	Ps.	4,972	Ps.	1,100,751	Ps.	—	Ps.	1,105,723

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

5.1.1.          Trading assets in debt securities pledged as collateral

The following is a list of held-for-trading financial assets that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks.

	December 31, 2022
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	1,803,296	Ps.	137,298	Ps.	—	Ps.	1,940,594
Securities issued or secured by other Colombian Government entities		—		1,006		—		1,006
Securities issued or secured by other financial entities		—		4,980		—		4,980
	Ps.	1,803,296	Ps.	143,284	Ps.	—	Ps.	1,946,580

Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	52,153	Ps.	—	Ps.	—	Ps.	52,153
	Ps.	52,153	Ps.	—	Ps.	—	Ps.	52,153

Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government	Ps.	1,292	Ps.	—	Ps.	—	Ps.	1,292
	Ps.	1,292	Ps.	—	Ps.	—	Ps.	1,292
	Ps.	1,856,741	Ps.	143,284	Ps.	—	Ps.	2,000,025

(*)    Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

	December 31, 2021
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by foreign Governments	Ps.	—	Ps.	36,005	Ps.	—	Ps.	36,005
Securities issued or secured by Colombian Government		1,722,648		253,834		—		1,976,482
Securities issued or secured by other financial entities		—		205,634		—		205,634
	Ps.	1,722,648	Ps.	495,473	Ps.	—	Ps.	2,218,121
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	20,444	Ps.	—	Ps.	—	Ps.	20,444
	Ps.	20,444	Ps.	—	Ps.	—	Ps.	20,444
	Ps.	1,743,092	Ps.	495,473	Ps.	—	Ps.	2,238,565

(*)    Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

5.1.2          Investment in debt at FVOCI securities pledged as collateral

The following is a list of debt securities at FVOCI that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks.

	December 31, 2022
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by central banks	Ps.	—	Ps.	39,212	Ps.	—	Ps.	39,212
Securities issued or secured by foreign Governments		1,376,551		275,245		—		1,651,796
Securities issued or secured by Colombian Government		3,718,431		696,435		—		4,414,866
Securities issued or secured by other Colombian Government entities		138,474		37,047		—		175,521
Securities issued or secured by other financial entities		—		89,982		—		89,982
Securities issued or secured by non-financial sector entities		—		32,955		—		32,955
Others		—		163,156		—		163,156
	Ps.	5,233,456	Ps.	1,334,032	Ps.	—	Ps.	6,567,488

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	December 31, 2022
	Level 1		Level 2		Level 3		Total
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government	Ps.	10,177	Ps.	—	Ps.	—	Ps.	10,177
	Ps.	10,177	Ps.	—	Ps.	—	Ps.	10,177
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	1,145,747	Ps.	—	Ps.	—	Ps.	1,145,747
	Ps.	1,145,747	Ps.	—	Ps.	—	Ps.	1,145,747
	Ps.	6,389,380	Ps.	1,334,032	Ps.	—	Ps.	7,723,412

(*) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

	December 31, 2021
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by central banks	Ps.	—	Ps.	37,797	Ps.	—	Ps.	37,797
Securities issued or secured by foreign Governments		1,091,388		143,630		—		1,235,018
Securities issued or secured by Colombian Government		4,659,290		880,629		—		5,539,919
Securities issued or secured by other Colombian Government entities		9,002		59,303		—		68,305
Securities issued or secured by other financial entities		—		435,588		—		435,588
Securities issued or secured by non-financial sector entities		—		4,927		—		4,927
Others		52,466		138,987		—		191,453
	Ps.	5,812,146	Ps.	1,700,861	Ps.	—	Ps.	7,513,007
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government	Ps.	11,155	Ps.	—	Ps.	—	Ps.	11,155
	Ps.	11,155	Ps.	—	Ps.	—	Ps.	11,155
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	912,559	Ps.	18,920	Ps.	—	Ps.	931,479
	Ps.	912,559	Ps.	18,920	Ps.	—	Ps.	931,479
	Ps.	6,735,860	Ps.	1,719,781	Ps.	—	Ps.	8,455,641

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

The following table presents Grupo Aval’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2022 and 2021 at fair value less cost of sale:

	Level 1		Level 2		Level 3		Total
December 31, 2022
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	1,740,705	Ps.	1,740,705
Non- current assets held for sale		—		—		92,830		92,830
	Ps.	—	Ps.	—	Ps.	1,833,535	Ps.	1,833,535

	Level 1		Level 2		Level 3		Total
December 31, 2021
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	1,959,513	Ps.	1,959,513
Non- current assets held for sale		—		—		208,426		208,426
	Ps.	—	Ps.	—	Ps.	2,167,939	Ps.	2,167,939

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

ASSETS AND LIABILITIES	Valuation technique Level 2	Significant inputs
Investments in debt securities at fair value
In Colombian Pesos
Securities issued or secured by the Colombian Government Securities issued or secured by other financial entities Securities issued or secured by non-financial sector entities Others	Income approach Market approach	Theoretical price / estimated price(1) Average price / market price(2)
Securities issued or secured by other Colombian Government entities	Income approach Market approach	Theoretical price / estimated price(1) Yield and margin Average price / market price(2)
In Foreign Currency
Securities issued or secured by the Colombian Government	Income approach Market approach	Theoretical price / estimated price(1) Average price / market price(2)
Securities issued or secured by foreign Governments	Income approach Market approach	Discounted cash flows using yields from similar securities outstanding Bloomberg Generic Market price(2)
Securities issued or secured by central banks	Market approach	Bloomberg Generic
Securities issued or secured by other financial entities Others	Income approach Market approach	Theoretical price / estimated price(1) Discounted cash flows using yields from similar securities outstanding Bloomberg Generic Market price(2)
Securities issued or secured by non-financial sector entities	Income approach Market approach	Theoretical price / estimated price(1) Discounted cash flows using yields from similar securities outstanding Market price(2)
Equity securities
Corporate stock	Market approach	Estimated prices(1)
Investment funds (2)	Market approach	Market value of underlying assets, less management and administrative fees
Trading derivatives
Foreign currency forward	Income approach Market approach	Discounted cash flow FWD points, discount rates of different currencies and Spot exchange rates Cash exchange rate and interest rate US$ and CRC

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

ASSETS AND LIABILITIES	Valuation technique Level 2	Significant inputs
TRM, curves and market price(2)
Debt securities forward	Income approach	Discounted cash flow
Interest rate swap Cross currency swap	Income approach Market approach	Discounted cash flow IBR and fixed rate
Currency options	Income approach Market approach	Discounted cash flow Black&Sholes&Merton model TRM, delta rates interest
Hedging derivatives
Currency forward	Income approach Market approach	Discounted cash flow TRM, curves
Interest rate swap	Income approach Market approach	Discounted cash flow Curves
(1)	Estimated Price: A valuation model based on information obtained from a price vendor when it is not able to supply quoted prices (unadjusted) for each security. This model is the basis for the construction of the valuation margin of the securities that is represented on the assigned curve or reference rate. This margin remains constant on the assigned curve or reference rate when calculating the theoretical valuation price.
(2)	Quoted market prices (i.e. obtained from price vendors). The subsidiary Porvenir S. A. according to Colombian rules is required to invest to 1% of its total assets under management from severance and mandatory pension funds.

The following table provides information about valuation techniques and significant unobservable inputs when measuring Level 3 assets and liabilities at recurring fair value.

ASSETS	Valuation technique Level 3	Significant inputs
Investments in debt securities at fair value
In Colombian Pesos
Others	Income approach	Yield and margin
In Foreign Currency
Securities issued or secured by other financial entities	Income approach	Discounted cash flows using yields from similar securities outstanding. Internal rate os return
Equity securities
Investments in equity securities(1.1)	Discounted cash flow Comparable Multiples	- Growth in values after 5 years - Income - Discount interest rates - Multiple of EBITDA
Investments in equity securities through profit or loss - Nexus(1.2)	Market Comparison Initial capitalization ratio Market Income Cash Flow Discount Rate	Market Comparison Initial capitalization ratio Market Income Cash Flow Discount Rate
Other financial assets
Assets under concession contracts	Discounted cash flow

- Free-cash flow from concession contracts
- Concession contract’s maturity period
- Perpetuity value of the year “n” free-cash flow
- Present value of the discounted residual value at Weighted Average Cost of Capital ("WACC").

The detail of valuation process for financial assets in concession arrangements are outlined in (2)

Non-financial assets

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

ASSETS	Valuation technique Level 3	Significant inputs
Biological assets	Discounted cash flow	The processes used to collect data and determine the fair value of biological assets are described in (3)
Investment properties	Discounted cash flow	The processes used to collect data and determine the fair value of investment properties are described in (4)

(1.1)          Valuation of equity securities and investment funds Level 3

Investments with fair value hierarchy level 3 have significant unobservable inputs. Level 3 instruments include equity instruments and investments in real estate, the private equity funds, which are not quoted on any stock exchange. Given that observable prices are not available for these securities, Grupo Aval has used valuation techniques as discounted cash flows and comparable multiples to obtain fair value.

The following table includes a sensitivity analysis of main equity securities amounting to Ps.55,027 as of December 31, 2022 classified at FVOCI level 3.

		Favorable		Unfavorable
Methods and Variables	Variation	impact		impact
Comparable multiples / Recent transaction price
EBITDA Number of times	+/-1 x	Ps.	5,039	Ps.	(5,043)
Adjusted discounted cash flow
Growth in residual values after 5 years	+/-1%		250		(217)
	+/- 30 pb		305		(267)
Income	+/-1%		1,790		(1,680)
Discount interest rates	+/- 50 pb		1,078		(976)
		Ps.	8,462	Ps.	(8,183)

(1.2)          Valuation of equity instruments through profit or loss

The fair value of real state capital funds’ investments classified in level 3 have significant unobservable inputs. These Level 3 instruments include primarily investments in equity instruments, which are not publicly traded. In other cases, such as the Nexus Real Estate Capital Funds, the investments are valued using their unit value (Commercial appraisal). Given that observable prices are not available for these investments, Grupo Aval uses valuation techniques to obtain the fair value.

The following table includes a sensitivity analysis of main equity securities amounting Ps. 1,602,297. Includes investments in the Nexus Real Estate Capital Funds as of December 31, 2022, classified at FVTPL level 3:

	Scenario 1		Scenario 2
Sensitivity impacts	Ps.	17,951	Ps.	(29,162)
	Ps.	17,951	Ps.	(29,162)

Scenario 1
Increase variable:
Market value (square meter)	+10%
Market income	+10%
Initial capitalization rate	+50 bp
Cash flow discount rate	+50 bp

Scenario 2
Decrease variable:
Market value (square meter)	-10%
Market income	-10%
Initial capitalization rate	-50 bp
Cash flow discount rate	-50 bp

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

(2)          Valuation of financial assets under Gas and Energy concession arrangement rights

Promigas and subsidiaries, designated the financial assets under concession contracts at fair value, the method used to estimate it is discounted cash flows.

The assumptions and inputs used in the calculation of the financial asset estimate were:

●	The expiration date of each concession contract.
●	The proportion of the expiry period left of each of the concession contracts in force.
●	Operational cash flows (only) of the assets under concession.

The components of the calculations are the following:

●	Free cash flow generated solely by assets under concession.
●	Expiry period of the concession.
●	Amount in - perpetuity of the Free Cash Flow (FCF) of the year, estimated factoring in a growth in the residual amount between 1% and 3% each year.
●	Current amount of the residual amount Weighted Average Cost of Capital (WACC), between 8.49% and 8.70% each year.
●	Financial income: annual adjustment of financial asset balance to WACC (*).

(*) Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each entity, updated annually. The following variables were used for determining the WACC:

●	Beta unlevered USA (Oil/Gas Distribution): Damodaran. (Unlevered Beta 0.67, average 2017 - 2021)
●	Risk Free Rate, Source: Geometric Average 1998-2021 of American bonds “T-Bonds”.
●	Market Return, Source: Geometric Average 1998-2021 Damodaran “Stocks” USA.
●	Market Premium: Market Return – Risk Free Rate.
●	Country Risk Premium: Average last 5 years EMBI (Difference between 10-year Colombian sovereign bonds and 10 years “T-Bonds”). Damodaran.
●	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Sensitivity analysis

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to Government entities at the expiration date of the contracts. The value of the financial asset at December 31, 2022 is Ps. 3,507,231 and Ps. 3,228,480 at 2021, the sensitivity analysis shows their increase or decrease.

	December 31, 2022				December 31, 2021
Variable	+100 bps		-100 bps		+100 bps		-100 bps
WACC	Ps.	(827,154)	Ps.	1,279,273	Ps.	(788,000)	Ps.	1,232,537
Perpetuity growth rate		746,633		(518,685)		700,340		(483,643)

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

The main assumptions used for determining the fair value of the principal biological assets are as follows:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

1.          Biological assets growing in rubber crops:

The price of natural rubber used to calculate the 2023-2025 cash flows was forecasted based on the average of the last 3 years of the Technically Specified Rubber (TSR20) per ton January 2020 Ps. 0.35 (US$ 1,660/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually based on the expected US inflation rate.

2.          Biological assets growing in African palm crops:

The price of African palm oil (US$ 1,199.5 per ton) used to calculate the 2023-2024 cash flows was forecasted based on the average price of palm oil since January 2021 Ps. 0.25 (US$ 1,199.5/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually with the expected US inflation rate.

(4)          Investment properties

Investment properties are recognized at fair value, based on a valuation made at each year-end period using, as a basis, independent appraisal expert whose report is obtained and reviewed by management. While in the countries in which we operate, the frequency of transactions in the real state sector is low compared to other more developed markets, management believes there are enough references to assess the fair value of investment properties owned by Grupo Aval and its subsidiaries based on comparable market transactions (See note 15.4).

Fire-sales are excluded from the comparable transactions used to estimate the fair-value of investment properties. Management has reviewed the main assumptions used by the independent external appraisers (such as inflation, interest rates, etc.) and believes they are consistent with market conditions at each end of period. However, management believes that the estimation of the fair value of investment properties depends on significant judgment from the independent expert appraisers, and as such, there could be a significant probability that the actual price of sale of a property differs from its fair value. (See note 5.1)

5.4          Transfers between level 1, level 2 and level 3 of the fair value hierarchy

The following table summarizes the transfer between fair value levels 1, 2 and 3 during 2022 and 2021. In general, transfers between Levels  in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

December 31, 2022

	Investments in debt						Investments in debt
	securities at FVTPL						securities at FVOCI
	Transfers between:						Transfers between:
	Level 2 to 1		Level 1 to 2		Level 3 to 2		Level 2 to 1		Level 1 to 2		Level 3 to 2
Securities issued or secured by Colombian Government	Ps.	2,826	Ps.	—	Ps.	—	Ps.	1,836,591	Ps.	—	Ps.	—
Securities issued or secured by other Colombian Government entities		—		—		—		287,490		—		—
Securities issued or secured by foreign Governments		—		—		57,600		24,098		—
Securities issued or secured by other financial entities		—		—		—		—		—		6,980
Securities issued or secured by non-financial sector entities		—		—		—						3,955
Others		—		—		—		1,796		52,210		4,460
	Ps.	2,826	Ps.	—	Ps.	57,600	Ps.	2,149,975	Ps.	52,210	Ps.	15,395

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

December 31, 2021

	Investments in debt						Investments in debt
	securities at FVTPL						securities at FVOCI
	Transfers between:						Transfers between:
	Level 2 to 1		Level 1 to 2		Level 3 to 2		Level 2 to 1		Level 1 to 2		Level 3 to 2
Securities issued or secured by Colombian Government	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	813,196	Ps.	—
Securities issued or secured by other Colombian Government entities		—		—		—		—		193,459		—
Securities issued or secured by other financial entities		—		—		—		—		54,873		—
Others		—		—		—		16,446		—		—
	Ps.	—	Ps.	—	Ps.	—	Ps.	16,446	Ps.	1,061,528	Ps.	—

5.5          Reconciliation Level 3 of the fair value hierarchy

The reconciliation from the opening balances to the closing balances for the fair value measurements categorized within Level 3 is shows in the following table:

	Financial assets				Financial assets in
	in debt		Equity		concession		Biological		Investment
	securities		instruments		arrangements		assets		properties
January 1, 2020	Ps.	10,102	Ps.	582,299	Ps.	2,706,030	Ps.	104,857	Ps.	928,566
Changes in fair value recognised in profit or loss (3)		(1,390)		312,121		252,355		15,021		(46,924)
Changes in fair value recognised in OCI		(1,772)		6,960		—		—		9,014
Transfers to/from non-current assets held for sale		—		—		—		—		4,323
Reclassifications		—		108		—		—		11,685
Business combination		—		—		—		—		10,164
Effect of movements in exchange rates		—		—		—		—		(700)
Additions		99,094	(*)	257,457		—		21,285		37,533
Sales / redemptions		(10,685)		—		—		(18,488)		(145,105)
Discontinued operations (1)		—		(370)		—		—		—
Reclassification BAC (1) (2)		—		1,388		—		—		—
December 31, 2020	Ps.	95,349	Ps.	1,159,963	Ps.	2,958,385	Ps.	122,675	Ps.	808,556
Changes in fair value recognised in profit or loss (3)		4,222		173,954		270,095		28,546		22,775
Changes in fair value recognised in OCI		85,096		(6,431)		—		—		7,991
Transfers to/from non-current assets held for sale		—		—		—		—		22,847
Reclassifications		—		—		—		—		4,490
Effect of movements in exchange rates		—		—		—		—		2,964
Additions		—		3,553		—		27,213		77,157
Sales / redemptions		(95,846)		(15,665)		—		(23,448)		(93,845)
Discontinued operations (1)		—		3,403		—		—		—
Reclassification BAC (1) (2)		—		(47)		—		—		—
Transfers from level 2 to level 3		—		73,859		—		—		—
Transfers from level 3 to level 2		—		(35,425)		—		—		—
December 31, 2021	Ps.	88,821	Ps.	1,357,164	Ps.	3,228,480	Ps.	154,986	Ps.	852,935
Changes in fair value recognised in profit or loss (3)		(58,845)		80,408		278,751		56,859		55,930
Changes in fair value recognised in OCI		671,348		16,613		—		—		797
Transfers to/from non-current assets held for sale		—		—		—		—		31,184
Reclassifications		—		—		—		—		(4,493)
Effect of movements in exchange rates		—		—		—		—		2,282
Additions		227,854		918,046		—		28,368		70,081
Sales / redemptions		(783,552)		(13,062)		—		(27,583)		(127,753)
Discontinued operations (1)		—		1		—		—		—
Loss of control in subsidiary (1)		(71,248)		(56,599)		—		—		—
Transfers from level 3 to level 2		(72,995)		(291)		—		—		—
December 31, 2022	Ps.	1,383	Ps.	2,302,280	Ps.	3,507,231	Ps.	212,630	Ps.	880,963

(*)      For the 12 months ended as of December 31, 2020 this addition of Ps.257,457 corresponds to: the initial value of the Private Equity Fund Nexus Inmobiliario del Banco de Occidente and Fiduciaria de Occidente for Ps.250,768 and Ps.6,689 refers to new investments in instruments of equity held for trading (shares) of Multibank.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

(1)      See note 1.1 “Discontinued operations of BAC Holding”

(2)      Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)      Included in a) securities in “Net trading income” line; b) financial assets in concession arrangements in “Net income from other financial instruments mandatorily at fair value through profit or loss” line; and c) Biological assets and Investment properties in “Income from sales of goods and services” line.

5.6          Fair Value of Financial Assets and Liabilities recognized at Amortized Cost

The following table shows a summary of financial assets and liabilities accounted at amortized cost and valued at fair value as of December 31, 2022 and 2021, only for disclosure purposes.

	December 31, 2022				December 31, 2021
	Carrying		Fair Value		Carrying		Fair Value
	Amount		Estimate		Amount		Estimate
Assets
Investments in debt securities at amortized cost (1)	Ps.	9,771,492	Ps.	9,744,533	Ps.	5,775,070	Ps.	5,711,378
Net credit portfolio at amortized cost (2)		179,115,847		180,119,474		220,297,825		222,142,713
Total financial assets	Ps.	188,887,339	Ps.	189,864,007	Ps.	226,072,895	Ps.	227,854,091

Liabilities
Customer deposits (3)	Ps.	173,341,149	Ps.	173,929,783	Ps.	234,470,422	Ps.	235,505,912
Financial obligations (4)		72,116,775		68,429,431		73,282,326		72,891,434
Total financial liabilities	Ps.	245,457,924	Ps.	242,359,214	Ps.	307,752,748	Ps.	308,397,346

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

(2) Credit portfolio at amortized cost

For credit portfolio at amortized cost, the fair value was determined using discounted cash flows models at zero coupon bond, taking into account the credit risk and its maturity; the process of valuation is deemed as level 3.

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

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

NOTE 6 – CLASSIFICATION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

See accounting policies in Notes 2(2.5).

The following table provides a reconciliation of gross amount between line items in the consolidated statement of financial position and categories of financial instruments as of December 31, 2022 and 2021.

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2022		at		debt		equity		Amortized		gross carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	17,032,857	Ps.	17,032,857
Trading assets	8		11,841,407		—		—		—		11,841,407
Debt securities			3,760,887		—		—		—		3,760,887
Equity securities			6,039,115		—		—		—		6,039,115
Derivative assets			2,041,405		—		—		—		2,041,405
Investment securities	9		1,378		22,461,805		1,476,732		9,771,492		33,711,407
Measured at fair value			1,378		22,461,805		1,476,732		—		23,939,915
Measured at amortized cost			—		—		—		9,771,492		9,771,492
Loans	11		—		—		—		188,313,361		188,313,361
Other accounts receivable	12		3,507,231		—		—		20,255,758		23,762,989
Measured at fair value			3,507,231		—		—		—		3,507,231
Measured at amortized cost			—		—		—		20,255,758		20,255,758
Hedging derivative assets	10		20,854		—		—		—		20,854
Total financial assets		Ps.	15,370,870	Ps.	22,461,805	Ps.	1,476,732	Ps.	235,373,468	Ps.	274,682,875

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		gross carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	1,757,606	Ps.	—	Ps.	—	Ps.	—	Ps.	1,757,606
Hedging derivative liabilities	10		3,568		—		—		—		3,568
Customer deposits	20		—		—		—		173,341,149		173,341,149
Financial obligations	21		—		—		—		72,116,775		72,116,775
Total financial liabilities		Ps.	1,761,174	Ps.	—	Ps.	—	Ps.	245,457,924	Ps.	247,219,098

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2021		at		debt		equity		Amortized		gross carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	36,642,829	Ps.	36,642,829
Trading assets	8		10,986,770		—		—		—		10,986,770
Debt securities			4,741,287		—		—		—		4,741,287
Equity securities			5,082,574		—		—		—		5,082,574
Derivative assets			1,162,909		—		—		—		1,162,909
Investment securities	9		—		37,493,866		1,406,135		5,775,070		44,675,071
Measured at fair value			—		37,493,866		1,406,135		—		38,900,001
Measured at amortized cost			—		—		—		5,775,070		5,775,070
Loans	11		—		—		—		231,573,437		231,573,437
Other accounts receivable	12		3,228,480		—		—		16,181,527		19,410,007
Measured at fair value			3,228,480		—		—		—		3,228,480
Measured at amortized cost			—		—		—		16,181,527		16,181,527
Hedging derivative assets	10		44,248		—		—		—		44,248
Total financial assets		Ps.	14,259,498	Ps.	37,493,866	Ps.	1,406,135	Ps.	290,172,863	Ps.	343,332,362

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		gross carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	1,049,910	Ps.	—	Ps.	—	Ps.	—	Ps.	1,049,910
Hedging derivative liabilities	10		55,813		—		—		—		55,813
Customer deposits	20		—		—		—		234,470,422		234,470,422
Financial obligations	21		—		—		—		73,282,326		73,282,326
Total financial liabilities		Ps.	1,105,723	Ps.	—	Ps.	—	Ps.	307,752,748	Ps.	308,858,471

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

NOTE 7 – CASH AND CASH EQUIVALENTS

Balances of cash and cash equivalents comprise the following as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
In Colombian Pesos
Cash	Ps.	3,663,165	Ps.	3,508,811
Deposits in the Colombian central bank		4,541,687		4,752,234
Demand deposits in banks and other financial entities		1,712,116		725,100
Clearing houses		2,109		899
Investments in debt securities maturing in under three months		4,013		—
Cash held for specific purposes (1)		1,136,975		854,994
	Ps.	11,060,065	Ps.	9,842,038
In foreign currency
Cash	Ps.	103,696	Ps.	2,867,651
Demand deposits in banks and other financial entities		5,245,531		22,062,202
Investments in debt securities maturing in under three months		623,565		1,707,136
Cash held for specific purposes (1)		—		163,802
	Ps.	5,972,792	Ps.	26,800,791
Total cash and cash equivalents	Ps.	17,032,857	Ps.	36,642,829

(1) The variation in cash held for specific purposes corresponds to: Ps. 28,055 in Covipacifico due to higher funding, collections, payment of the difference in toll rates, and financial yields; Ps. 35,171 in Covioriente and Ps. 54,953 in Coviandina of restricted cash available for use in properties, networks and environmental, and ANI surpluses, toll collections and the transfer of resources from savings accounts to collective investment funds.

Grupo Aval´s banking subsidiaries had cash reserves to comply with the mandatory (see note 4.3) amount for time deposits, checking accounts and savings accounts for Ps. 8,649,583 and Ps. 19,263,147 at December 31, 2022 and 2021, respectively.

NOTE 8 – TRADING ASSETS AND LIABILITIES

Balances of trading asset and liabilities comprise the following as of December 31, 2022 and 2021:

			December 31,		December 31,
	Note	2022		2021
Trading assets
Debt securities	8.1	Ps.	3,760,887	Ps.	4,741,287
Equity securities	8.2		6,039,115		5,082,574
Derivative assets	8.3		2,041,405		1,162,909
		Ps.	11,841,407	Ps.	10,986,770

Trading liabilities
Derivative liabilities	8.3		1,757,606		1,049,910
		Ps.	1,757,606	Ps.	1,049,910
Total trading assets and liabilities net		Ps.	10,083,801	Ps.	9,936,860

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

8.1         Trading investments in debt securities

The following is the balance at December 31, 2022 and 2021.

	December 31,		December 31,
	2022		2021
Securities issued or secured by the Colombian Government	Ps.	2,821,401	Ps.	2,757,952
Securities issued or secured by other Colombian Government entities		194,150		249,510
Securities issued or secured by foreign Governments		57,600		213,863
Securities issued or secured by other financial entities		651,807		1,476,476
Securities issued or secured by non-financial sector entities		11,349		9,388
Others		24,580		34,098
Total trading debt securities	Ps.	3,760,887	Ps.	4,741,287

8.2          Trading investments in equity securities

The following is the balance as of December 31, 2022 and 2021.

	December 31,		December 31,
	2022		2021
In Colombian Pesos
Corporate stock	Ps.	4,040	Ps.	6,404
Investment funds (1)(2)		3,855,604		2,792,570
Pension and severance funds (3)		2,072,765		2,139,971
	Ps.	5,932,409	Ps.	4,938,945

In foreign currency
Corporate stock	Ps.	5,490	Ps.	56,498
Investment funds		101,216		87,131
	Ps.	106,706	Ps.	143,629
Total equity securities	Ps.	6,039,115	Ps.	5,082,574

(1)   Grupo Aval has restricted investment funds related to Concesionaria Nueva Vía al Mar Ps. 1,093,128.

(2)   Includes investments in the private real estate fund Nexus as of December 31, 2022 of Ps. 1,602,297 and as of December 31, 2021 of Ps. 1,136,358.

(3)  Pursuant to Colombian rules, Porvenir S. A. is required to directly invest 1% of the total assets of these funds in mandatory severance and pension funds managed by Porvenir.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

8.3          Trading derivatives assets and liabilities

Trading derivative assets and liabilities comprise the following as of December 31, 2022 and 2021.

	December 31, 2022				December 31, 2021
	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	928,797	Ps.	261,614	Ps.	788,768	Ps.	39,398
Foreign currency to sell		298,863		624,319		62,341		620,473
Debt securities to buy		104		996		—		92
Debt securities to sell		4,314		4,252		1,099		2,922
Subtotal	Ps.	1,232,078	Ps.	891,181	Ps.	852,208	Ps.	662,885
Swap
Cross currency		157,747		112,600		39,589		72,044
Interest rate		524,528		608,288		208,440		230,862
Subtotal	Ps.	682,275	Ps.	720,888	Ps.	248,029	Ps.	302,906
Futures contracts
Interest rate to sell		—		2,107		—		—
Index to buy		—		—		481		312
Index to sell		—		—		—		4,660
Subtotal	Ps.	—	Ps.	2,107	Ps.	481	Ps.	4,972
Options contracts
Foreign currency to buy		108,334		127,692		61,550		12,190
Foreign currency to sell		18,718		15,738		641		66,957
Subtotal		127,052		143,430		62,191		79,147
Total derivative assets and liabilities trading	Ps.	2,041,405	Ps.	1,757,606	Ps.	1,162,909	Ps.	1,049,910

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

NOTE 9 – INVESTMENT SECURITIES

Balances of investment securities comprise the following as of December 31, 2022 and 2021:

	Note	December 31, 2022		December 31, 2021

Investments in debt securities mandatorily at FVTPL	9.1	Ps.	1,378	Ps.	—
Investments in debt securities at FVOCI	9.2		22,461,805		37,493,866
Investments in debt securities at amortized cost	9.3		9,771,492		5,775,070
Investments in equity securities at FVOCI	9.4		1,476,732		1,406,135
		Ps.	33,711,407	Ps.	44,675,071

Loss impairment
Investments in debt securities at amortized cost	4.1.5	Ps.	(36,930)	Ps.	(10,698)
		Ps.	(36,930)	Ps.	(10,698)
Total investment securities net		Ps.	33,674,477	Ps.	44,664,373

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

9.1          Investments in debt securities mandatorily at FVTPL

The following table includes investments on asset-backed securities mandatorily at FVTPL because the contractual cash flows of these securities are not SPPI on the principal outstanding.

	December 31, 2022		December 31, 2021

Others		1,378		—
Total investments in debt securities mandatorily at FVTPL	Ps.	1,378	Ps.	—

9.2          Investments in debt securities at FVOCI

The following table includes investments in debt securities at FVOCI as of December 31, 2022 and 2021:

December 31, 2022

Debt securities	Cost		Unrealized Gain		Unrealized Losses			Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	17,891,099	Ps.	15,293	Ps.	(2,353,520)	Ps.	15,552,872	Ps.	6,845
Securities issued or secured by other Colombian Government entities		885,106		28		(95,886)		789,248		1,059
Securities issued or secured by foreign Governments		3,734,594		17,215		(355,354)		3,396,455		1,210
Securities issued or secured by central banks		242,047		—		(47,949)		194,098		27
Securities issued or secured by other financial entities		1,718,512		304		(95,912)		1,622,904		2,316
Securities issued or secured by non-financial sector entities		57,252		—		(3,445)		53,807		257
Others		919,106		16,817		(83,502)		852,421		972
Total debt securities at FVOCI	Ps.	25,447,716	Ps.	49,657	Ps.	(3,035,568)	Ps.	22,461,805	Ps.	12,686

December 31, 2021

Debt securities		Cost		Unrealized Gain		Unrealized Losses		Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	17,139,726	Ps.	25,541	Ps.	(1,093,505)	Ps.	16,071,762	Ps.	7,224
Securities issued or secured by other Colombian Government entities		839,348		8,500		(24,934)		822,914		1,338
Securities issued or secured by foreign Governments		12,520,572		310,558		(98,466)		12,732,664		98,826
Securities issued or secured by central banks		1,874,510		1,199		(17,991)		1,857,718		4,763
Securities issued or secured by other financial entities		4,233,539		14,364		(42,979)		4,204,924		8,325
Securities issued or secured by non-financial sector entities		731,400		9,161		(2,851)		737,710		2,161
Others		1,064,479		20,325		(18,630)		1,066,174		1,341
Total debt securities at FVOCI	Ps.	38,403,574	Ps.	389,648	Ps.	(1,299,356)	Ps.	37,493,866	Ps.	123,978

The following table shows amounts reclassified to profit or loss from OCI before taxes, related to fixed income investments debt securities measured at FVOCI:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	December 31, 2022		December 31, 2021
Redemptions or sales	Ps.	(135,465)	Ps.	294,112
ECL allowance		3,678		(13,675)
Total reclassified to profit or loss	Ps.	(131,787)	Ps.	280,437

9.3 Investments in debt securities at amortized cost

The following table includes investments in debt securities at amortized cost as of December 31, 2022 and 2021

Debt securities	December 31, 2022		December 31, 2021
Securities issued or secured by Colombian Government	Ps.	2,299,618	Ps.	1,569,076
Securities issued or secured by other Colombian Government entities		4,509,839		3,696,298
Securities issued or secured by foreign Governments		33,453		27,866
Securities issued or secured by other financial entities		2,618,656		148,087
Securities issued or secured by non-financial sector entities		237,537		266,411
Others		72,389		67,332
Total debt securities at amortized cost	Ps.	9,771,492	Ps.	5,775,070

The following is a summary of investments in debt securities at amortized cost by maturity dates:

	December 31, 2022		December 31, 2021

Up to 1 month	Ps.	768,921	Ps.	808,501
More than 1 month and no more than 3 months		80,379		37,451
More than 3 months and no more than 1 year		6,032,434		4,556,665
More than 1 year and no more than 5 years		187,795		178,404
More than 5 years and no more than 10 years		155,215		166,690
More than 10 years		2,546,748		27,359
Total	Ps.	9,771,492	Ps.	5,775,070

9.3.1          Investment in debt at amortized cost securities pledged as collateral

The following is a list of debt securities at amortized cost that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 33).

	December 31,		December 31,
	2022		2021
Pledged as collateral in money market operations
Securities issued or secured by other Colombian Government entities	Ps.	118,536	Ps.	198,282
Securities issued or secured by other financial entities		25,449		42,805
Securities issued or secured by non-financial sector entities		236,212		21,900
	Ps.	380,197	Ps.	262,987
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by other Colombian Government entities	Ps.	999,561	Ps.	98,401
	Ps.	999,561	Ps.	98,401
	Ps.	1,379,758	Ps.	361,388

(*) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

9.4          Investments in equity securities at fair value through OCI

The following is the balance at December 31, 2022 and 2021

December 31, 2022
	Cost		Unrealized Gain		Unrealized Losses		Fair Value
In Colombian Pesos
Corporate stock	Ps.	1,109,648	Ps.	385,712	Ps.	(20,159)	Ps.	1,475,201
In foreign currency
Corporate stock		697		859		(25)		1,531
Total equity securities	Ps.	1,110,345	Ps.	386,571	Ps.	(20,184)	Ps.	1,476,732

December 31, 2021

						ok
	Cost		Unrealized Gain		Unrealized Losses		Fair Value

In Colombian Pesos
Corporate Stock	Ps.	589,847	Ps.	811,938	Ps.	(9,052)	Ps.	1,392,733
In foreign currency
Corporate Stock		10,751		2,694		(43)		13,402
Total equity securities	Ps.	600,598	Ps.	814,632	Ps.	(9,095)	Ps.	1,406,135

Variations in fair values fundamentally reflect variations in the performance of companies and market conditions mainly due to changes in interest rates and other economic trends in the country where the investment is held. At December 31, 2022 and 2021 Grupo Aval considers that there is no evidence of deterioration.

The details of equity instruments through OCI as of December 31, 2022 and 2021 are as follows.

Entity (*)	December 31, 2022		December 31, 2021
Empresa de Energía de Bogotá S.A. E.S.P.	Ps.	799,928	Ps.	1,188,247
BAC Holding International Corp		519,964		—
Mineros S.A.		44,123		86,696
Port operating companies		36,010		22,887
Bolsa de Valores de Colombia S.A.		26,920		38,058
Others		49,787		70,247
Total	Ps.	1,476,732	Ps.	1,406,135

(*)    These investments in equity securities have been designated as FVOCI considering that they represent strategic investments for Grupo Aval and therefore, they are not expected to be sold in a foreseeable future.

For the years ended December 31, 2022 and 2021, dividends from these equity investments in the amount of Ps. 119,888 and Ps. 153,969 respectively, were recognized in profit or loss in the “Other Income” line (see note 30).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

NOTE 10 – HEDGE ACCOUNTING

In accordance with its risk management policies, Grupo Aval uses hedge accounting to manage foreign exchange risk relating to investments in foreign operations and in forecasted transactions of Promigas and its subsidiaries, as follows:

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

Changes in the Colombian peso against the U.S. dollar have been as follows:

Date	Value of US$ 1	Variation in pesos
December 31, 2020	3,432.50	155.36
December 31, 2021	3,981.16	548.66
December 31, 2022	4,810.20	829.04

According to the information described above, the following table shows movements of OCI gross of taxes, related to hedges of net investment in foreign operations:

					Hedging			Hedging
		Hedged			non-derivative			derivative		Net OCI
Investment		Item			instrument			instrument		account
Multi Financial Holding and BAC Holding (1)	(2)	Ps.	(6,991,093)	(3)	Ps.	2,756,328	(4)	Ps.	4,048,523	Ps.	(186,242)
Other subsidiaries and branches Banco de Bogotá			105,255			(3,470)			2,976		104,761
Occidental Bank Barbados Ltd.			23,104			(23,104)			—		—
Banco de Occidente (Panamá) S.A.			26,838			(26,838)			—		—
Sociedad Portuaria El Cayao S.A. E.S.P.			21,903			(21,903)			—		—
Gases del Pacífico S.A.C.			26,391			(18,919)			—		7,472
Gas Natural de Lima y Callao S.A.C. – Calidda			90,633			(90,633)			—		—
Promigas Perú S.A.C.			3,996			(3,996)			—		—
Gases del Norte del Perú S.A.C.			17,639			(17,639)			—		—
Promigas Panamá Corporation			5			(5)			—		—
Total		Ps.	(6,675,329)		Ps.	2,549,821		Ps.	4,051,499	Ps.	(74,009)

(1)   See note 1.1.  “Discontinued operations of BAC Holding”

(2)   This amount includes Ps. (7,482,100) of: a) Ps. (6,551,200) of OCI reclassifications resulting from BAC Holding’s spin-off, and b) Ps. (930,900) of OCI reclassifications resulting from sale of BAC Holding.

(3)   This amount includes Ps. 3,661,597 of: a) Ps. 2,687,440 and Ps. 73,703 of OCI reclassifications resulting from BAC Holding’s spin-off, and b) Ps. 930,900 of OCI reclassifications resulting from sale of BAC Holding.

(4)   This amount includes Ps. 4,013,210 of OCI reclassifications resulting from BAC Holding’s spin-off.

According to information described above, the following table contains details of hedging operations carried out to cover foreign denominated equity investments. The analysis shows current amount of OCI gross of taxes:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

December 31, 2022

	Thousands of US$				Ps. millions
		Hedge
		amount in
		foreign	Hedge
	Hedged	currency in	amount in			Hedging		Hedging
	investment	financial	forward	Hedged		non-derivative		derivative		Net OCI
Investment	amount	liabilities	contracts	Item		instrument		instrument		account
Multi Financial Holding	394,372	(390,000)	—	Ps.	400,810	Ps.	(339,358)	Ps.	(435)	Ps.	61,017
Other subsidiaries and branches Banco de Bogotá (1)	131,923	(120,000)	(281)		340,250		(3,470)		(230,412)		106,368
Occidental Bank Barbados Ltd.	28,755	(28,755)	—		74,582		(74,582)		—		—
Banco de Occidente (Panamá) S.A.	35,151	(35,151)	—		99,428		(99,428)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.	562,151	(562,151)	—		51,923		(51,923)		—		—
Gases del Pacífico S.A.C.	216,876	(216,876)	—		38,118		(44,475)		—		(6,357)
Gas Natural de Lima y Callao S.A.C. – Calidda	97,109	(97,109)	—		173,901		(173,901)		—		—
Promigas Perú S.A.C.	25,978	(25,978)	—		5,504		(5,504)		—		—
Gases del Norte del Perú S.A.C.	129,382	(129,382)	—		20,140		(20,140)		—		—
Promigas Panamá Corporation	16	(16)	—		7		(7)		—		—
Total	1,621,713	(1,605,418)	(281)	Ps.	1,204,663	Ps.	(812,788)	Ps.	(230,847)	Ps.	161,028

(1)   Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro, Nassau and contributions of foreign branches in Miami and New York.

December 31, 2021

	Thousands of US$				Ps. millions
		Hedge
		amount in
		foreign	Hedge
	Hedged	currency in	amount in			Hedging		Hedging
	investment	financial	forward	Hedged		non-derivative		derivative		Net OCI
Investment	amount	liabilities	contracts	Item		instrument		instrument		account
Multi Financial Holding and BAC Holding (2) (4)	3,861,718	(1,486,000)	(584,500)	Ps.	7,391,903	Ps.	(3,021,983)	Ps.	(4,048,958)	Ps.	320,962
Other subsidiaries and branches Banco de Bogotá (3)	145,159	—	(144,308)		234,995		—		(233,388)		1,607
Occidental Bank Barbados Ltd.	32,329	(32,329)	—		51,478		(51,478)		—		—
Banco de Occidente (Panamá) S.A.	46,039	(46,039)	—		72,590		(72,590)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.	26,365	(26,365)	—		30,020		(30,020)		—		—
Gases del Pacífico S.A.C.	31,888	(31,888)	—		11,727		(25,556)		—		(13,829)
Gas Natural de Lima y Callao S.A.C. – Calidda	125,284	(125,284)	—		83,268		(83,268)		—		—
Promigas Perú S.A.C.	4,820	(4,820)	—		1,508		(1,508)		—		—
Gases del Norte del Perú S.A.C.	8,395	(8,395)	—		2,501		(2,501)		—		—
Promigas Panamá Corporation	8	(8)	—		2		(2)		—		—
Total	4,282,005	(1,761,128)	(728,808)	Ps.	7,879,992	Ps.	(3,288,906)	Ps.	(4,282,346)	Ps.	308,740
(1)	Includes only the portion of the hedged investments
(2)	Includes BAC Holding International Corp and Multi Financial Holding
(3)	Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro, Nassau and contributions of foreign branches in Miami and New York.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

Hedging with Debt in Foreign Currency in U.S. dollars

Debt financial instruments that are not derivatives can be designated as hedging instruments for changes in foreign currency exchange rates. According to this rule, Banco de Bogotá, Banco de Occidente and Promigas designed debt denominated in U.S. dollar as hedging instruments of their foreign subsidiaries as follows:

(1)	Bonds issued by Banco de Bogotá in the international market were designated as hedging instruments of its investment in MFH and other subsidiaries and branches amounting U.S. dollar 510 million in 2022 and hedging instruments of its investment in BAC Holding, MFH and other subsidiaries and branches amounting U.S. dollar 1,486 million in 2021.
(2)	Other financial liabilities in the amount of U.S. dollar 1,095 million as December 31, 2022 (U.S. dollar 275 million as of December 31, 2021) were used to hedge part of the net foreign investment that Banco de Occidente and Promigas have in foreign subsidiaries as part of a hedging strategy, by which new obligations are continuously designated as hedging instruments to replace the previous ones as they expire over time.

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

The following is the summary of Promigas and its subsidiaries open cash flow hedges:

	December 31, 2022	December 31, 2021
Income in Thousands of U.S. dollar forecasted	127,695	115,124
Notional amount contracts swap Thousands of U.S. dollar	126,921	115,104
% hedged	88%	90%
Fair value in Colombian pesos	61,142	7,943
# of contracts	161	73

Hedging of exchange rate risk

Concesionaria Vial del Oriente S.A.S during the year ended December 31, 2021 hedged the foreign exchange risk of the interest flows of the debt in dollars with Grupo Aval Limited, the debt is eliminated in the Grupo Aval consolidated, but the foreign exchange is not eliminated. As of December 31, 2022, this hedge was no longer in effect.

	December 31, 2022	December 31, 2021
Income in Thousands of U.S. dollar forecasted	—	39,244
Notional amount contracts swap Thousands of U.S. dollar	—	39,244
% hedged	—%	100%
Fair value in Colombian pesos	—	9,992
# of contracts	—	1

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

During the years ended December 31, 2022, 2021 and 2020, an exchange difference recognized under “Other Comprehensive Income” as a result of cash flow hedge accounting of income (loss) from these highly probable transactions, was reclassified to profit or loss in the amounts of Ps. (9,391), Ps. 16,859 and Ps. 34,183 respectively.

The movement of the accumulated OCI account related to cash flow hedges in Colombian pesos during the years ended on December 31, 2022, 2021 and 2020 is as follows:

	December 31, 2022		December 31, 2021		December 31, 2020
Balance at the beginning of the year	Ps.	7,938	Ps.	(42)	Ps.	(874)
Changes in the fair value of the hedge forward contracts		6,995		(8,879)		(33,351)
Reclassified to profit or loss		(9,391)		16,859		34,183
Balance at the end of the year	Ps.	5,542	Ps.	7,938	Ps.	(42)

Fair value hedges of interest rate risk

As of December 31, 2022 and 2021, the Multi Financial Holding uses interest rate swaps to reduce the risk of interest rates on financial assets and financial liabilities. Said contracts are recorded at fair value in the consolidated statement of financial position, under the line of derivatives for hedging assets or liabilities, as appropriate.

December 31, 2022

				Carrying amount				Change in
Fair value hedges		Notional amount		Assets		Liabilities		fair value
Hedging instruments
Interest rate Swap	Ps.	98,609	Ps.	107	Ps.	786	Ps.	22,141
Items designated hedged
Securities issued or secured by Government and Corporate issuers		98,609		969		—		(21,973)

December 31, 2021

				Carrying amount				Change in
Fair value hedges		Notional amount		Assets		Liabilities		fair value
Hedging instruments
Interest rate Swap	Ps.	81,614	Ps.	—	Ps.	18,973	Ps.	5,872
Items designated hedged
Securities issued or secured by Government and Corporate issuers		81,614		19,073		—		(6,382)

Testing of Hedge Effectiveness

Grupo Aval considers hedging as highly effective if at the beginning and in subsequent periods, the hedging instrument highly offsets changes in fair value or in cash flows attributable to the risk hedged during the period for which the hedging has been designated. The hedging is considered as such if the effectiveness of the hedging is in a range between 80% and 125%. Such effectiveness is assessed by Grupo Aval’s entities at least quarterly and at the end of each accounting period. During year 2022 and 2021 each hedging relationship has been effective.

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

For the years ended December 31, 2022, 2021 and 2020

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

Derivative Financial Instruments for hedging purposes comprise the following:

According to information described above, the following table contains the fair value of derivative financial instruments used for hedging:

	December 31, 2022				December 31, 2021
Item	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	4,630	Ps.	1,416	Ps.	5,562	Ps.	624
Foreign currency to sale		200		137		1,115		32,536
Subtotal	Ps.	4,830	Ps.	1,553	Ps.	6,677	Ps.	33,160
Swap
Cross currency		—		—		9,992		—
Interest rate		16,024		2,015		27,579		22,653
Subtotal	Ps.	16,024	Ps.	2,015	Ps.	37,571	Ps.	22,653
Total hedge derivatives	Ps.	20,854	Ps.	3,568	Ps.	44,248	Ps.	55,813

NOTE 11 – LOANS

11.1          Loan Portfolio by Product

The distribution of the loan portfolio of Grupo Aval by product is shown as follows:

	December 31, 2022		December 31, 2021
General purpose loans	Ps.	74,621,729	Ps.	87,652,620
Payroll loans		33,306,684		35,666,306
Mortgages		15,488,044		27,058,641
Credit Cards		7,341,533		20,182,153
Working capital loans		14,631,609		19,410,295
Personal loans		13,425,625		12,356,219
Commercial financial leases		10,861,995		11,108,676
Automobile and vehicle loans		5,421,073		8,353,725
Interbank & overnight funds		5,967,743		3,218,433
Loans funded by development banks		4,053,300		3,198,592
Housing leases		2,395,311		2,061,675
Overdrafts		512,504		626,345
Consumer financial leases		18,491		362,018
Microcredit		267,720		317,739
Gross balance of loan portfolio	Ps.	188,313,361	Ps.	231,573,437
Loss allowance loan portfolio (1)		(9,197,514)		(11,275,612)
Net balance of loan portfolio	Ps.	179,115,847	Ps.	220,297,825

(1)   See loss allowance reconciliations from the opening to the closing balance in note 4.1.5.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

11.2          Loan portfolio by maturity

The distribution of Grupo Aval´s loan portfolio by contractual maturity period is as follows:

December 31, 2022

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial – Client portfolio	Ps.	52,035,331	Ps.	29,192,573	Ps.	13,784,223	Ps.	9,762,972	Ps.	104,775,099
Consumer		9,387,125		12,229,155		10,996,682		26,806,482		59,419,444
Mortgage		752,955		1,078,137		1,190,998		14,861,265		17,883,355
Microcredit		155,351		105,603		5,692		1,074		267,720
Interbank and overnight funds		5,967,743		—		—		—		5,967,743
Total gross loan portfolio	Ps.	68,298,505	Ps.	42,605,468	Ps.	25,977,595	Ps.	51,431,793	Ps.	188,313,361

December 31, 2021

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial – Client portfolio	Ps.	51,391,093	Ps.	29,235,366	Ps.	17,099,011	Ps.	24,302,334	Ps.	122,027,804
Consumer		20,754,224		12,483,902		11,463,155		32,187,864		76,889,145
Mortgage		616,096		966,883		1,145,363		26,391,974		29,120,316
Microcredit		188,726		111,014		13,849		4,150		317,739
Interbank and overnight funds		3,218,433		—		—		—		3,218,433
Total gross loan portfolio	Ps.	76,168,572	Ps.	42,797,165	Ps.	29,721,378	Ps.	82,886,322	Ps.	231,573,437

11.3          Interest income by portfolio

The interest income of the loan portfolio of Grupo Aval by portfolio is shown as follows:

	December 31, 2022		December 31, 2021(1)		December 31, 2020(1)
Commercial – Client portfolio	Ps.	8,608,592	Ps.	4,698,563	Ps.	5,803,111
Consumer		7,048,747		5,890,691		5,552,296
Mortgage		1,349,898		1,080,022		842,476
Microcredit		64,582		77,880		95,679
Repos, interbank loans portfolio		487,697		134,988		164,503
Total interest income	Ps.	17,559,516	Ps.	11,882,144	Ps.	12,458,065
(1)	Comparative information has been re-presented due to a discontinued operation disclosed in Note 1.1.

11.4          Financial Leasing portfolio

As of December 31, 2022, and 2021 the following table shows the reconciliation between gross investment in financial leasing and the present value of minimum payments to be received in these dates:

	December 31, 2022		December 31, 2021
Total gross rent payments receivable	Ps.	21,766,425	Ps.	21,464,510
Less amounts representing running costs (such as taxes, maintenance, insurances, etc.,)		(544)		(660)
Plus, estimated residual amount of assets given for rental (without guarantee)		36,559		25,714
Gross investment in contracts of financial leasing		21,802,440		21,489,564
Less unrealized financial income		(8,526,643)		(7,957,194)
Net investment in contracts of financial leasing		13,275,797		13,532,370
Loss allowance of net investment in financial leasing	Ps.	(678,367)	Ps.	(804,942)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The detailed information of gross investment and net investment in financial leasing contracts receivable as of December 31, 2022 and 2021 in each period is as follows:

	December 31, 2022
	Gross investment		Net investment
Up to 1 year	Ps.	4,378,980	Ps.	1,962,546
From 1 to 5 years		8,502,594		5,585,560
More than 5 years		8,920,866		5,727,691
Total	Ps.	21,802,440	Ps.	13,275,797

	December 31, 2021
	Gross investment		Net investment
Up to 1 year	Ps.	7,706,238	Ps.	4,330,434
From 1 to 5 years		7,678,563		5,383,073
More than 5 years		6,104,763		3,818,863
Total	Ps.	21,489,564	Ps.	13,532,370

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

NOTE 12 – OTHER ACCOUNTS RECEIVABLE, NET

Balances of other accounts receivable, net of impairment losses, comprise the following as of December 31, 2022 and 2021:

		December 31,		December 31,
	Reference	2022		2021

Contract assets	12.1	Ps.	16,161,187	Ps.	13,088,483
Other accounts receivable	12.2		7,601,802		6,321,524
Total other accounts receivable			23,762,989		19,410,007
Loss allowance	4.1.5		(382,416)		(382,802)
Total other accounts receivable, net		Ps.	23,380,573	Ps.	19,027,205

12.1          Contract assets

The following table provides information about assets from contracts with customers as of December 31, 2022 and 2021:

Contract assets	December 31, 2022		December 31, 2021

Financial assets in concession arrangements rights at fair value (1)	Ps.	3,507,231	Ps.	3,228,480
Financial assets in concession arrangements rights at amortized cost (1)		12,653,956		9,860,003
Gross balance of other accounts receivable	Ps.	16,161,187	Ps.	13,088,483
Loss allowance (2)		(8,171)		(6,951)
Total contract assets	Ps.	16,153,016	Ps.	13,081,532
(1)	See note 16 details regarding concession arrangements rights.
(2)	See reconciliations simplified approach and general approach loss allowance on note 4.1.5.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

12.2          Other accounts receivable

The detailed information of other accounts receivable measured at amortized cost, except for prepaid expenses, as of December 31, 2022 and 2021 is as follows:

Other accounts receivable	December 31, 2022		December 31, 2021
Accounts receivable for goods and services sales in Non-financial sector companies	Ps.	1,455,555	Ps.	1,289,944
Debtors		2,061,364		929,253
Credit card compensations and network compensation		658,721		1,130,931
Payment in advance		633,358		765,561
Government		577,117		524,250
Conditional contributions		694,018		379,791
Taxes		30,862		57,581
Others		1,490,807		1,244,213
Gross balance of other accounts receivable	Ps.	7,601,802	Ps.	6,321,524
Loss allowance		(374,245)		(375,851)
Other accounts receivable, net	Ps.	7,227,557	Ps.	5,945,673

NOTE 13 – NON-CURRENT ASSETS HELD FOR SALE

The movement of the non-current assets held for sale during the years ended December 31, 2022, 2021 and 2020 is as follows:

	December 31, 2022		December 31, 2021		December 31, 2020
Balance at the beginning of the year	Ps.	208,426	Ps.	240,412	Ps.	206,193
Additions		74,812		137,710		43,094
Business Combination (1)		—		—		77,480
Assets sold, net (2)		(51,863)		(60,747)		(288,235)
Increase / decrease by changes in fair value		(76)		(3,780)		(1,331)
Reclassifications (3)		(88,609)		(135,643)		232,367
Effect of movements in exchange rates		13,960		(8,310)		(11,536)
Reclassification BAC (4)(5)		—		38,878		(17,603)
Loss of control in subsidiary (4)		(72,014)		—		—
Discontinued operations (4)		8,194		(94)		(17)
Balance at year end	Ps.	92,830	Ps.	208,426	Ps.	240,412
(1)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).
(2)	From the leaseback operation of Banco de Occidente with the NEXUS Real Estate Capital Funds includes withdrawals for December 2022 by Ps. (15,179) for December 2021 by Ps. (32,365); for December 2020 by Ps. (119,376).
(3)	Includes for December 31, 2022 reclassifications to i) Investment properties by Ps. (31,184) ii) from other assets by Ps. 62,943 and iii) from Properties, plant and equipment for Ps. 5,536 ; for December 31, 2021 reclassifications to: i) Investment properties by Ps. (22,847), ii) to other assets by Ps. (111,442); iii) from Properties, plant and equipment for own use Ps. 1,074; iv) to concession arrangements by Ps. (2,516) and v) from Right-of-use assets by Ps. 102; for December 31, 2020 i) Investment properties by Ps. (4,323) ii) from other assets by Ps. 32,325 and iii) from Properties, plant and equipment for own use Ps. 177,364.
(4)	See note 1.1 “Discontinued operations of BAC Holding”
(5)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following is the detail of the non-current assets held for sale:

	December 31, 2022		December 31, 2021
Foreclosed assets
Movable property	Ps.	2,245	Ps.	3,767
Residential real estate		23,802		55,850
Other real estate		36,929		95,146
	Ps.	62,976	Ps.	154,763
Assets received from leasing agreements
Machinery and equipment		—		140
Vehicles		134		2,678
Real estate		4,891		20,161
	Ps.	5,025	Ps.	22,979
Other non-current assets held for sale
Land		3,023		5,816
Vehicles		—		360
Real estate		19,911		24,049
Other		1,895		459
	Ps.	24,829	Ps.	30,684
Total non-current assets held for sale	Ps.	92,830	Ps.	208,426

Following is the detail of the associated liabilities to assets held for sale:

	December 31, 2022		December 31, 2021
Commercial accounts payable	Ps.	12,646	Ps.	52,090
Total	Ps.	12,646	Ps.	52,090

Non-current assets held for sale are primarily assets received through foreclosure of assets pledged as loan collateral. Accordingly, the banks of Grupo Aval has the intention to sell them immediately, our subsidiaries have departments, processes and special sales programs for this purpose. Foreclosed assets are either sold for cash or financing for their sale is provided to potential buyers under normal market conditions. These are expected to be sold within a period of 12 months subsequent to their classification as assets held for sale. There are option contracts in place for some of these assets. Note (4.1.8) on credit risk contains information on assets received through foreclosure and sold during the period.

NOTE 14 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The detail of the investments in associates and joint ventures for the years ended December 31, 2022, and 2021 is as follows:

	December 31, 2022		December 31, 2021
Associates	Ps.	1,419,296	Ps.	1,170,435
Joint ventures		4,047		2,394
Total	Ps.	1,423,343	Ps.	1,172,829

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following table shows the balances of each investment in associates and joint ventures as of December 31, 2022 and 2021, and Grupo Aval’s ownership interest percentage in those entities:

	December 31, 2022			December 31, 2021
	Ownership	Book		Ownership	Book
	interest	value		interest	value
Associates
Gas Natural de Lima y Callao S.A. - Cálidda	40%	Ps.	768,953	40%	Ps.	568,035
Gases del Caribe S.A. E.S.P.	31%		313,968	31%		305,456
Credibanco S.A.	25%		205,604	25%		200,824
Redeban Multicolor S.A.	20%		33,183	20%		22,801
A.C.H Colombia S.A.	34%		32,134	34%		36,427
Aerocali S.A.	50%		30,499	50%		8,852
Colombiana de Extrusión S.A. - Extrucol	30%		12,321	30%		12,966
ADL Digital Lab S.A.S.	34%		8,439	34%		4,014
Servicios de Identidad Digital S.A.S.	33%		7,050	33%		3,989
Energía Eficiente S.A.	33%		4,136	33%		4,307
Metrex S.A.	18%		2,596	18%		2,166
Concentra Inteligencia en Energía S.A.S.	24%		413	24%		598
		Ps.	1,419,296		Ps.	1,170,435

	December 31, 2022			December 31, 2021
	Ownership	Book		Ownership		Book
	interest	value		interest		value
Joint ventures
Renting Automayor S.A.S. (1)	50%		4,047	50%		2,394
		Ps.	4,047		Ps.	2,394
(1)	Joint businesses executed by Grupo Aval’s subsidiaries with specific purposes wherein the joint business assumes no responsibilities for business results, not requiring significant equity resources from Grupo Aval.

All of our associates and joint ventures are domiciled in Colombia, with the exception of Gas Natural de Lima y Callao S.A. – Cálidda which resides in Perú.

The main corporate purpose of Grupo Aval´s associates is described as follows:

	Associate	Corporate purpose
1	Gas Natural de Lima y Callao S.A. - Cálidda	Gas distribution
2	Gases del Caribe S.A. E.S.P.	Gas distribution
3	Credibanco S.A.	Payment processing
4	Redeban Multicolor S.A.	Payment processing
5	A.C.H Colombia S.A.	Automated clearing house
6	Aerocali S.A.	Projects in airport infrastructure
7	Colombiana de Extrusión S.A. - Extrucol	Networks and infrastructure
8	ADL Digital Lab S.A.S.	Tecnology or digital services
9	Servicios de Identidad Digital S.A.S.	Digital services
10	Energía Eficiente S.A.	Gas distribution
11	Metrex S.A.	Manufacturing and commercialization of industrial equipment
12	Concentra Inteligencia en Energía S.A.S.	Gas distribution

As of December 31, 2022, and 2021, Grupo Aval did not have contingent assets as income receivable that arose from any contractual difference with any concession, other than a tariff recognition. There were also no contingent liabilities for fines or sanctions imposed by the Government in the development of concession contracts for possible contractual breaches.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

A roll-forward of investments in associates and joint ventures accounts is shown below for the years ended December 31, 2022, 2021 and 2020:

Associates

	December 31,		December 31,		December 31,
	2022		2021		2020
Balance at the beginning of the year	Ps.	1,170,435	Ps.	1,029,243	Ps.	985,497
Acquisitions		7,267		4,539		5,333
Participation in the profit or loss of the period		371,127		298,705		222,825
Participation in Other Comprehensive Income		81,730		(846)		13,059
Dividends declared		(301,895)		(225,844)		(221,076)
Reclassifications		—		—		(57)
Exchange difference		90,632		63,654		23,662
Realization of Other Comprehensive Income		—		1,059		—
Dilution effect		—		(75)		—
Year-end balance (1)	Ps.	1,419,296	Ps.	1,170,435	Ps.	1,029,243

(1) See note 1.1 B) “Sale of BAC Holding”

Joint ventures

	December 31,		December 31,		December 31,
	2022		2021		2020
Balance at the beginning of the year	Ps.	2,394	Ps.	79	Ps.	2,465
Participation in the period profit or loss		1,650		1,512		(2,663)
Dividends received		—		(70)		(51)
Acquisitions		3		—		—
Exchange difference		—		873		328
Year-end balance	Ps.	4,047	Ps.	2,394	Ps.	79

The condensed financial information of the associates and joint ventures accounted for under the equity method is as follows:

Associates

At the time calculating the equity method, the year-end financial information of associates was not available. Therefore, the financial information of the immediately preceding month for the years 2022 and 2021 was used, is presented below.

December 31, 2022

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Gas Natural de Lima y Callao S.A. - Cálidda	Ps.	6,733,310	Ps.	4,832,852	Ps.	1,900,458	Ps.	3,459,381	Ps.	3,016,832	Ps.	442,549
Gases del Caribe S.A. E.S.P.		3,608,541		2,547,812		1,060,729		3,049,998		2,678,762		371,236
Credibanco S.A.		416,819		189,622		227,197		283,294		258,230		25,064
Redeban Multicolor S.A.		981,505		817,262		164,243		363,785		331,105		32,680
A.C.H Colombia S.A.		215,653		120,605		95,048		245,030		148,782		96,248
Aerocali S.A.		106,967		45,969		60,998		247,929		188,515		59,414
Colombiana de Extrusión S.A. - Extrucol		100,728		59,658		41,070		160,587		151,815		8,772
ADL Digital Lab S.A.S.		63,442		38,620		24,822		57,360		44,344		13,016
Servicios de Identidad Digital S.A.S.		25,995		4,846		21,149		754		22,101		(21,347)
Energía Eficiente S.A.		106,493		80,168		26,325		271,988		267,999		3,989
Metrex S.A.		54,170		39,743		14,427		79,880		74,959		4,921
Concentra Inteligencia en Energía S.A.S.		1,987		253		1,734		1,138		1,912		(774)
	Ps.	12,415,610	Ps.	8,777,410	Ps.	3,638,200	Ps.	8,221,124	Ps.	7,185,356	Ps.	1,035,768

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

December 31, 2021

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Gas Natural de Lima y Callao S.A. - Cálidda	Ps.	4,958,317	Ps.	3,554,154	Ps.	1,404,163	Ps.	2,754,051	Ps.	2,403,065	Ps.	350,986
Gases del Caribe S.A. E.S.P.		3,361,896		2,359,061		1,002,835		2,477,609		2,110,599		367,010
Credibanco S.A.		357,829		153,552		204,277		251,731		243,861		7,870
Redeban Multicolor S.A.		1,656,658		1,521,056		135,602		306,253		287,864		18,389
A.C.H Colombia S.A.		172,286		77,996		94,290		190,069		117,628		72,441
Aerocali S.A.		56,639		38,936		17,703		158,042		124,348		33,694
Colombiana de Extrusión S.A. - Extrucol		106,137		62,918		43,219		117,736		109,304		8,432
ADL Digital Lab S.A.S.		35,441		23,634		11,807		36,328		30,196		6,132
Servicios de Identidad Digital S.A.S.		15,126		3,159		11,967		118		17,007		(16,889)
Energía Eficiente S.A.		94,128		67,732		26,396		258,315		262,310		(3,995)
Metrex S.A.		35,347		23,312		12,035		45,352		43,179		2,173
Concentra Inteligencia en Energía S.A.S.		2,772		257		2,515		1,547		1,231		316
	Ps.	10,852,576	Ps.	7,885,767	Ps.	2,966,809	Ps.	6,597,151	Ps.	5,750,592	Ps.	846,559

Joint Ventures

At the time calculating the equity method, the year-end financial information of joint ventures was not available. Therefore, the information of the immediately preceding month for the years 2022 and 2021 was used, is presented below.

December 31, 2022

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Renting Automayor S.A.	Ps.	104,729	Ps.	96,345	Ps.	8,384	Ps.	8,473	Ps.	5,168	Ps.	3,305
	Ps.	104,729	Ps.	96,345	Ps.	8,384	Ps.	8,473	Ps.	5,168	Ps	3,305

December 31, 2021

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Renting Automayor S.A.	Ps.	97,538	Ps.	92,390	Ps.	5,148	Ps.	20,513	Ps.	17,376	Ps.	3,137
	Ps.	97,538	Ps.	92,390	Ps.	5,148	Ps.	20,513	Ps.	17,376	Ps	3,137

NOTE 15 – TANGIBLE ASSETS

The movement of the carrying value amounts of tangible assets for the years ended on December 31, 2022, 2021 and 2020 is as follows:

								Given in
				Right-of-use		Investment		operating		Biological
		For own use (1)		assets		properties (2)		leases		assets		Total
Cost
Balance as of January 1, 2020	Ps.	9,223,355	Ps.	2,518,976	Ps.	928,566	Ps.	13,271	Ps.	104,857	Ps.	12,789,025
Increase / (decrease) due to changes in the lease variables		—		29,353		—		—		—		29,353
Business Combination (3)		293,014		90,492		10,164		—		—		393,670
Purchases or capitalized expenses (4)(5)		412,916		218,839		37,533		4,481		21,285		695,054
Withdrawals / Sales		(135,536)		(115,080)		(145,105)		—		(18,488)		(414,209)
Changes in fair value		—		—		(46,924)		—		15,021		(31,903)
Revaluation of investment properties		—		—		9,014		—		—		9,014
Transfers to/from non-current assets held for sale		(246,021)		—		4,323		—		—		(241,698)
Reclassification BAC (6)(7)		252,940		(14,364)		—		—		—		238,576
Discontinued operations (6)		(130,116)		—		—		—		—		(130,116)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

								Given in
				Right-of-use		Investment		operating		Biological
		For own use (1)		assets		properties (2)		leases		assets		Total
Effect of movements in exchange rates		(22,275)		(6,312)		(700)		—		—		(29,287)
Reclassifications		69,933		—		11,685		(1,647)		—		79,971
Balance as of December 31, 2020	Ps.	9,718,210	Ps.	2,721,904	Ps.	808,556	Ps.	16,105	Ps.	122,675	Ps.	13,387,450
Increase / (decrease) due to changes in the lease variables		—		45,650		—		—		—		45,650
Purchases or capitalized expenses (4)(5)		368,570		173,793		77,157		34,306		27,213		681,039
Withdrawals / Sales		(224,241)		(175,139)		(93,845)		—		(23,448)		(516,673)
Changes in fair value		—		—		22,775		—		28,546		51,321
Revaluation of investment properties		—		—		7,991		—		—		7,991
Transfers to/from non-current assets held for sale		(1,861)		—		22,847		—		—		20,986
Reclassification BAC (6)(7)		503,724		44,454		—		—		—		548,178
Discontinued operations (6)		(16,779)		—		—		—		—		(16,779)
Effect of movements in exchange rates		74,598		17,978		2,964		—		—		95,540
Reclassifications		(36,864)		11,162		4,490		(2,208)		—		(23,420)
Balance as of December 31, 2021	Ps.	10,385,357	Ps.	2,839,802	Ps.	852,935	Ps.	48,203	Ps.	154,986	Ps.	14,281,283
Increase / (decrease) due to changes in the lease variables		—		89,087		—		—		—		89,087
Purchases or capitalized expenses (4)(5)		477,795		205,587		70,081		58,884		28,368		840,715
Withdrawals / Sales (8)		(413,817)		(152,284)		(127,753)		—		(27,583)		(721,437)
Changes in fair value		—		—		55,930		—		56,859		112,789
Revaluation of investment properties		—		—		797		—		—		797
Transfers to/from non-current assets held for sale		(9,174)		—		31,184		—		—		22,010
Loss of control in subsidiary (6)		(3,071,270)		(928,279)		—		—		—		(3,999,549)
Discontinued operations (6)		(26,314)		—		—		—		—		(26,314)
Effect of movements in exchange rates		118,393		38,353		2,282		—		—		159,028
Reclassifications		(4,467)		3,573		(4,493)		(6,287)		—		(11,674)
Balance as of December 31, 2022	Ps.	7,456,503	Ps.	2,095,839	Ps.	880,963	Ps.	100,800	Ps.	212,630	Ps.	10,746,735

								Given in
				Right-of-use		Investment		operating		Biological
Accumulated Depreciation:		For own use (1)		assets		properties (2)		leases		assets		Total
Balance January 1, 2020	Ps.	(3,435,305)	Ps.	(393,418)	Ps.	—	Ps.	(5,042)	Ps.	—	Ps.	(3,833,765)
Depreciation of the year charged against profit or loss		(326,879)		(227,743)		—		(3,616)		—		(558,238)
Withdrawals / Sales		81,575		36,542		—		—		—		118,117
Transfers to/from non-current assets held for sale		68,657		—		—		—		—		68,657
Reclassification BAC (6)(7)		(2,772)		32,797		—		—		—		30,025
Discontinued operations (6)		(101,219)		(133,767)		—		—		—		(234,986)
Effect of movements in exchange rates		946		1,034		—		—		—		1,980
Reclassification		(20)		(1,830)		—		1,548		—		(302)
Balance December 31, 2020	Ps.	(3,715,017)	Ps.	(686,385)	Ps.	—	Ps.	(7,110)	Ps.	—		(4,408,512)
Depreciation of the year charged against profit or loss		(321,527)		(225,195)		—		(5,077)		—		(551,799)
Withdrawals / Sales		117,844		107,225		—		—		—		225,069
Transfers to/from non-current assets held for sale		733		—		—		—		—		733
Reclassification BAC (6)(7)		(91,640)		(4,635)		—		—		—		(96,275)
Discontinued operations (6)		(203,847)		(116,023)		—		—		—		(319,870)
Effect of movements in exchange rates		(10,488)		(1,120)		—		—		—		(11,608)
Reclassification		(1,667)		(13,273)		—		2,208		—		(12,732)
Balance December 31, 2021	Ps.	(4,225,609)	Ps.	(939,406)	Ps.	—	Ps.	(9,979)	Ps.	—		(5,174,994)
Depreciation of the year charged against profit or loss		(308,642)		(236,587)		—		(14,646)		—		(559,875)
Withdrawals / Sales (8)		183,180		84,643		—		—		—		267,823
Transfers to/from non-current assets held for sale		3,638		—		—		—		—		3,638
Loss of control in subsidiary (6)		1,679,433		370,917		—		—		—		2,050,350
Discontinued operations (6)		(29,380)		(29,625)		—		—		—		(59,005)
Effect of movements in exchange rates		(18,418)		(10,274)		—		—		—		(28,692)
Reclassification		(5,091)		(5,913)		—		6,212		—		(4,792)
Balance December 31, 2022	Ps.	(2,720,889)	Ps.	(766,245)	Ps.	—	Ps.	(18,413)	Ps.	—	Ps.	(3,505,547)

								Given in
				Right-of-use		Investment		operating		Biological
Impairment losses:		For own use (1)		assets		properties (2)		leases		assets		Total
Balance as of January 1, 2020	Ps.	(4,816)	Ps.	—	Ps.	—	Ps.	(33)	Ps.	—	Ps.	(4,849)
Year impairment charge		(86)		—		—		(51)		—		(137)
Balance as of December 31, 2020	Ps.	(4,902)	Ps.	—	Ps.	—	Ps.	(84)	Ps.	—	Ps.	(4,986)
Year impairment charge		(674)		—		—		(72)		—		(746)
Transfers to/from non-current assets held for sale		54		—		—		—		—		54
Reclassification		(58)		—		—		—		—		(58)
Balance as of December 31, 2021	Ps.	(5,580)	Ps.	—	Ps.	—	Ps.	(156)	Ps.	—	Ps.	(5,736)
Year impairment charge		(997)		—		—		(219)		—		(1,216)
Withdrawals		1,205		—		—		—		—		1,205
Balance as of December 31, 2022	Ps.	(5,372)	Ps.	—	Ps.	—	Ps.	(375)	Ps.	—	Ps.	(5,747)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

								Given in
				Right-of-use		Investment		operating		Biological
Tangible assets, net:		For own use (1)		assets		properties (2)		leases		assets		Total
Balance as of December 31, 2020	Ps.	5,998,291	Ps.	2,035,519	Ps.	808,556	Ps.	8,911	Ps.	122,675	Ps.	8,973,952
Balance as of December 31, 2021	Ps.	6,154,168	Ps.	1,900,396	Ps.	852,935	Ps.	38,068	Ps.	154,986	Ps.	9,100,553
Balance as of December 31, 2022	Ps.	4,730,242	Ps.	1,329,594	Ps.	880,963	Ps.	82,012	Ps.	212,630	Ps.	7,235,441

(1)	Only assets for own use different than assets given in operating lease are included. See note 15.4.
(2)	Cost is included at fair value. The total of purchases of investment properties, includes assets received in total or partial settlement of the payment obligations of debtors, at December 31, 2022 Ps. 64,429; Ps. 75,788 at December 31, 2021 and Ps. 35,874 at December 31, 2020. Includes at December 31, 2022 Ps. 5,652 by the recognition a new investment property in Corficolombiana and Ps. 493 at December 31, 2021 in Banco de Occidente.
(3)	Includes the recognition of Multi Financial Group, Inc’s business combination. See note 35.
(4)	The amount of purchases for own use assets include: (i) at December 31, 2022 an amount transferred from concessions arrangements as a result of the change in the conditions of the contracts by the grantor for Ps. 14,532; (ii) Capitalization of intangible assets at December 31, 2022 for Ps. 192, at December 2021 for Ps. 5,536, and at December 2020 for Ps. 137 for and (iii) Dismantling cost at December 31, 2022 for Ps. 666, and at December 2021for Ps. 1,189.
(5)	Includes borrowing costs capitalized for Ps. 1,921, at December 31, 2022; for Ps. 616, at December 31, 2021 and for Ps. 295 at December 31, 2020 with a capitalized interest rate (weighted average) of 10.10%, 5.14% and 5.81% respectively.
(6)	See note 1.1. "Discontinued operations of BAC Holding" for Ps. (1,899,743), allocated as follows: Property, plant and equipment for Ps. (1,361,821) and assets for rights of use for Ps. (537,922). See note 1.1.
(7)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.
(8)	Withdrawals or sales includes the de-recognition of the assets transferred to NEXUS Real Estate Capital Funds. For own use assets the net values of the most significant disposals are Banco de Bogotá Ps. 68,530, Banco Av Villas Ps. 36,319 and Banco Popular Ps. 11,303. For investments properties the net values of withdrawals correspond to: Banco de Bogotá Ps. 10,500, Banco Av. Villas Ps. 11,510 y Banco Popular Ps. 6,398.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

15.1.         Tangible assets for own use

The following tables shows the balance at December 31, 2022 and 2021, by type of asset:

			Accumulated		Impairment		Carrying
December 31, 2022	Cost		depreciation		loss		amount
Land	Ps.	884,828	Ps.	—	Ps.	(1,786)	Ps.	883,042
Buildings		2,035,987		(468,445)		(3,142)		1,564,400
Office equipment and accessories		632,318		(477,584)		(29)		154,705
Information technology equipment		1,425,844		(1,033,280)		(198)		392,366
Vehicles		99,156		(80,156)		—		19,000
Equipment and machinery		1,690,012		(487,558)		(217)		1,202,237
Silos		8,613		(6,827)		—		1,786
Warehouses		64,091		(36,764)		—		27,327
Improvements in leaseholds properties		198,725		(100,047)		—		98,678
Construction in progress		143,250		—		—		143,250
Bearer plants		273,679		(30,228)		—		243,451
Balance as of December 31, 2022	Ps.	7,456,503	Ps.	(2,720,889)	Ps.	(5,372)	Ps.	4,730,242

			Accumulated		Impairment		Carrying
December 31, 2021	Cost		depreciation		loss		amount
Land	Ps.	1,147,650	Ps.	—	Ps.	(1,786)	Ps.	1,145,864
Buildings		2,827,154		(706,922)		(3,281)		2,116,951
Office equipment and accessories		1,180,416		(872,070)		(299)		308,047
Information technology equipment		2,462,693		(1,816,775)		(200)		645,718
Vehicles		140,268		(98,115)		(14)		42,139
Equipment and machinery		1,585,128		(415,735)		—		1,169,393
Silos		8,613		(6,786)		—		1,827
Warehouses		63,325		(35,469)		—		27,856
Improvements in leaseholds properties		483,602		(248,706)		—		234,896
Construction in progress		221,217		—		—		221,217
Bearer plants		265,291		(25,031)		—		240,260
Balance as of December 31, 2021	Ps.	10,385,357	Ps.	(4,225,609)	Ps.	(5,580)	Ps.	6,154,168

15.2          Right-of-use assets:

The following tables shows the balance at December 31, 2022 and 2021, by type of asset:

				Accumulated		Carrying
December 31, 2022		Cost		depreciation		amount
Land	Ps.	38,876	Ps.	(6,880)	Ps.	31,996
Buildings		1,526,488		(508,092)		1,018,396
Office equipment and accessories		1,882		(745)		1,137
Information technology equipment		122,098		(60,526)		61,572
Vehicles		57,038		(31,484)		25,554
Equipment and machinery		204,044		(91,097)		112,947
Warehouses		145,413		(67,421)		77,992
Balance as of December 31, 2022	Ps.	2,095,839	Ps.	(766,245)	Ps.	1,329,594

			Accumulated		Carrying
December 31, 2021	Cost		depreciation		amount
Land	Ps.	32,254	Ps.	(5,104)	Ps.	27,150
Buildings		2,281,264		(722,433)		1,558,831
Office equipment and accessories		1,882		(407)		1,475
Information technology equipment		118,429		(40,436)		77,993
Vehicles		87,063		(39,471)		47,592
Equipment and machinery		188,894		(81,662)		107,232
Warehouses		130,016		(49,893)		80,123
Balance as of December 31, 2021	Ps.	2,839,802	Ps.	(939,406)	Ps.	1,900,396

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

15.3          Investment properties

The following table summarizes investment properties as of December 31, 2022 and 2021:

			Accumulated
			adjustments		Carrying
December 31, 2022	Cost		to fair value		amount
Land	Ps.	346,398	Ps.	175,866	Ps.	522,264
Buildings		283,155		75,544		358,699
Balance as of December 31, 2022	Ps.	629,553	Ps.	251,410	Ps.	880,963

			Accumulated
			adjustments		Carrying
December 31, 2021	Cost		to fair value		amount
Land	Ps.	354,066	Ps.	155,224	Ps.	509,290
Buildings		277,196		66,449		343,645
Balance as of December 31, 2021	Ps.	631,262	Ps.	221,673	Ps.	852,935

The following amounts have been recognized in the Consolidated Statement of Income during the years ended on December 31, 2022, 2021 and 2020 in relation to investments properties:

	December 31,		December 31,		December 31,
	2022		2021		2020
Income from rents	Ps.	13,971	Ps.	10,540	Ps.	8,382
Direct operating expenses deriving from property investments which create income from rent		(919)		(1,793)		(2,268)
Direct operating expenses deriving from property investments which do not create income from rent		(6,852)		(5,292)		(4,454)
	Ps.	6,200	Ps.	3,455	Ps.	1,660

15.4          Tangible assets given in operating leases:

The following tables shows the balance at December 31, 2022 and 2021, by type of asset:

			Accumulated		Impairment		Carrying
December 31, 2022	Cost		depreciation		loss		amount
Computing equipment	Ps.	47,094	Ps.	(11,807)	Ps.	—	Ps.	35,287
Vehicles		48,210		(4,240)		—		43,970
Mobilization equipment and machinery		5,496		(2,366)		(375)		2,755
Balance as of December 31, 2022	Ps.	100,800	Ps.	(18,413)	Ps.	(375)	Ps.	82,012

			Accumulated		Impairment		Carrying
December 31, 2021	Cost		depreciation		loss		amount
Computing equipment	Ps.	33,547	Ps.	(6,872)	Ps.	—	Ps.	26,675
Vehicles		9,592		(1,700)		—		7,892
Mobilization equipment and machinery		5,064		(1,407)		(156)		3,501
Balance as of December 31, 2021	Ps.	48,203	Ps.	(9,979)	Ps.	(156)	Ps.	38,068

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

NOTE 16 – CONCESSION ARRANGEMENTS RIGHTS

The following is the balance of the assets in concession arrangements registered in the Group as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
Financial assets at fair value	Ps.	3,507,231	Ps.	3,228,480
Financial asset at amortized cost net (1)		12,645,785		9,853,052
Total financial assets in concession arrangements rights (2)	Ps.	16,153,016	Ps.	13,081,532
Intangible assets		13,242,706		11,098,116
Total assets in concession arrangements rights	Ps	29,395,722	Ps.	24,179,648
(1)	At December 31, 2022, 2021 and 2020, the balance of the financial asset at amortized cost includes an impairment expense of Ps. 1,220; Ps. 3,050 and Ps. 1,759 respectively, see note 16.1.
(2)	See note 12.1, “Contract assets”.

16.1          Financial Assets in Concession Arrangements

The following table shows the changes in financial assets in concession arrangements registered in Grupo Aval’s subsidiaries for the years ended on December 31, 2022, 2021 and 2020:

	Gas and Energy		Infrastructure		Total
Balance as of January 1, 2020	Ps.	2,706,030	Ps.	4,325,886	Ps.	7,031,916
Additions or new concession arrangements		—		2,203,309		2,203,309
Collections during the year		—		(24,070)		(24,070)
Adjustment to fair value		252,355		—		252,355
Accrued interest		—		265,757		265,757
Impairment expense		—		(1,759)		(1,759)
Balance as of December 31, 2020	Ps.	2,958,385	Ps.	6,769,123	Ps.	9,727,508
Additions or new concession arrangements (1)		—		2,613,987		2,613,987
Collections during the year		—		(273,665)		(273,665)
Adjustment to fair value		270,095		—		270,095
Accrued interest		—		746,657		746,657
Impairment expense		—		(3,050)		(3,050)
Balance as of December 31, 2021	Ps.	3,228,480	Ps.	9,853,052	Ps.	13,081,532
Additions or new concession arrangements (1)		4,575		1,690,450		1,695,025
Collections during the year		—		(732,647)		(732,647)
Adjustment to fair value		278,751		—		278,751
Accrued interest		—		1,831,326		1,831,326
Impairment expense		—		(1,220)		(1,220)
Effect of movements in exchange rates		249		—		249
Balance as of December 31, 2022	Ps.	3,512,055	Ps.	12,640,961	Ps.	16,153,016
(1)	Includes work progress on the Covioriente and Covipacífico concessions; as of December 31, 2022 Ps. 1,043,138 and Ps. 621,988 respectively and as of December 31, 2021 Ps. 1,264,543 and Ps. 1,306,580 respectively.

16.2          Intangible Assets in Concession Arrangements

The following table shows the movements of the main concession arrangements in Grupo Aval’s subsidiaries under intangible assets during years ended at December 31, 2022, 2021 and 2020:

Cost	Gas and energy		Infrastructure		Total
Balance as of January 1, 2020	Ps.	3,785,538	Ps.	4,494,254	Ps.	8,279,792
Additions (1)		863,910		1,001,985		1,865,895
Reclassification to / from PPE		582		—		582
Transfer to non-current assets held for sale		(769)		—		(769)
Withdrawals		(10,520)		(384)		(10,904)
Effect of movements in exchange rates		16,149		—		16,149
Balance as of December 31, 2020	Ps.	4,654,890	Ps.	5,495,855	Ps.	10,150,745
Additions (1)		982,508		922,203		1,904,711

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Cost	Gas and energy		Infrastructure		Total
Reclassification to / from PPE		20,301		—		20,301
Transfer to non-current assets held for sale		2,516		—		2,516
Withdrawals		(5,104)		—		(5,104)
Effect of movements in exchange rates		238,721		—		238,721
Balance as of December 31, 2021	Ps.	5,893,832	Ps.	6,418,058	Ps.	12,311,890
Additions (1)		809,085		1,103,283		1,912,368
Reclassification to / from PPE		113		—		113
Transfer to non-current assets held for sale		—		—		—
Withdrawals		(11,724)		—		(11,724)
Effect of movements in exchange rates		547,529		—		547,529
Balance as of December 31, 2022	Ps.	7,238,835	Ps.	7,521,341	Ps.	14,760,176

Accumulated Amortization	Gas and energy		Infrastructure		Total
Balance as of January 1, 2020	Ps.	(639,727)	Ps.	(116,545)	Ps.	(756,272)
Amortization of the year		(183,701)		(20,730)		(204,431)
Transfer to non-current assets held for sale		148		—		148
Withdrawals		4,131		349		4,480
Effect of movements in exchange rates		(1,868)		—		(1,868)
Balance as of December 31, 2020	Ps.	(821,017)	Ps.	(136,926)	Ps.	(957,943)
Amortization of the year		(222,894)		(9,921)		(232,815)
Reclassification to / from PPE		45		—		45
Transfer to non-current assets held for sale		—		—		—
Withdrawals		1,236		—		1,236
Effect of movements in exchange rates		(12,895)		—		(12,895)
Balance as of December 31, 2021	Ps.	(1,055,525)	Ps.	(146,847)	Ps.	(1,202,372)
Amortization of the year		(253,692)		(19,016)		(272,708)
Reclassification to / from PPE		—		—		—
Transfer to non-current assets held for sale		—		—		—
Withdrawals		835		—		835
Effect of movements in exchange rates		(30,801)		—		(30,801)
Balance as of December 31, 2022	Ps.	(1,339,183)	Ps.	(165,863)	Ps.	(1,505,046)

Impairment loss	Gas and energy		Infrastructure		Total
Balance as of January 1, 2020	Ps.	—	Ps.	(2,032)	Ps.	(2,032)
Impairment charge		(2,296)		(910)		(3,206)
Balance as of December 31, 2020	Ps.	(2,296)	Ps.	(2,942)	Ps.	(5,238)
Impairment charge		(4,850)		(1,314)		(6,164)
Balance as of December 31, 2021	Ps.	(7,146)	Ps.	(4,256)	Ps.	(11,402)
Impairment charge		(665)		(357)		(1,022)
Balance as of December 31, 2022	Ps.	(7,811)	Ps.	(4,613)	Ps.	(12,424)

Total Intangible Assets	Gas and energy		Infrastructure		Total
Balance as of January 1, 2020	Ps.	3,145,811	Ps.	4,375,677	Ps.	7,521,488
Cost		869,352		1,001,601		1,870,953
Amortization		(181,290)		(20,381)		(201,671)
Impairment loss		(2,296)		(910)		(3,206)
Balance as of December 31, 2020 (2)	Ps.	3,831,577	Ps.	5,355,987	Ps.	9,187,564
Cost		1,238,942		922,203		2,161,145
Amortization		(234,508)		(9,921)		(244,429)
Impairment loss		(4,850)		(1,314)		(6,164)
Balance as of December 31, 2021 (2)	Ps.	4,831,161	Ps.	6,266,955	Ps.	11,098,116
Cost		1,345,003		1,103,283		2,448,286
Amortization		(283,658)		(19,016)		(302,674)
Impairment loss		(665)		(357)		(1,022)
Balance as of December 31, 2022 (2)	Ps.	5,891,841	Ps.	7,350,865	Ps.	13,242,706
(1)	Gas and Energy, includes borrowing costs capitalized for Ps. 26,134 as of December 31, 2022; Ps. 13,856 as of December 31, 2021 and Ps. 24,383 as of December 31, 2020 with a capitalized interest rate (weighted average) of 8.98%, 5.39% and 4.56% respectively.
(2)	Includes intangible assets derived from concession contracts in construction phase for Infrastructure and Gas and Energy by Ps. 7,136,073 and Ps. 193,627 as of December 31, 2022 respectively; Ps. 6,266,955 and Ps. 669,540 as of December 31, 2021 respectively; and Ps. 5,105,681 and Ps. 488,791 as of December 31, 2020 respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following is a summary of the main concession contracts granted to Grupo Aval’s subsidiaries as of December 31, 2022:

					Year of
Concession				Contract	construction	% progress	Concession
Owner	Business and country	Objective	Current stage	date	start	of construction	end date
Gas and Energy
Surtigas S.A. E.S.P.	Gas and Energy Colombia	Purchase, storage, packaging and distribution of gases derived from hydrocarbons.	Operation	03/1984 to 04/1994	1984	100%	2034 to 2045
Transmetano E.S.P. S.A.	Gas and Energy Colombia	Construction, operation and maintenance of gas transportation systems.	Operation	08/1994	1996	100%	2044
Promigas S.A. E.S.P.	Gas and Energy Colombia	Purchase, sale, transportation, distribution, exploitation and exploration of natural gas, oil and hydrocarbons in general.	Operation	05/1976 to 11/1994	1976	100%	2026 to 2044
Promioriente S.A. E.S.P.	Gas and Energy Colombia	Construction, operation and maintenance of gas pipelines.	Operation	09/1995	1995	100%	2045
Gases de Occidente S.A. E.S.P.	Gas and Energy Colombia	Transportation and distribution of liquefied petroleum gas and natural gas.	Operation	08/1998	1998	100%	2047
Compañía Energética de Occidente S.A. E.S.P. (1)	Gas and Energy Colombia	Administrative, operational, technical and commercial management for the provision of electrical energy.	Operation and maintenance	01/2010	2010	100%	2035
Sociedad Portuaria El Cayao S.A. E.S.P.	Gas and Energy Colombia	Construction, maintenance and administration of ports.	Operation	07/2015	2015	100%	2035
Gases del Pacífico S.A.C.	Gas and Energy Perú	Purchase, sale, production, commercialization of energy in any of its forms.	Operation	10/2013	2015	100%	2034
Gases del Norte del Perú S.A.C.	Gas and Energy Perú	Construction and distribution service of natural gas.	Construction and Operation	11/2019	2020	76.77%	2051
Infrastructure
Proyectos de Infraestructura S.A.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1993	1994	100%	2033
Concesiones CCFC S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	06/1995	2001	100%	2024
Concesionaria Panamericana S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1997	2009	100%	2035
Concesionaria Vial del Pacífico S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	09/2014	2018	93.07%	2043
Concesionaria Nueva Vía del Mar S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Preconstruction	01/2015	2024	4.11%	2044
Concesionaria Vial Andina S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation and maintenance	06/2015	2016	100%	2054
Concesionaria Vial Del Oriente S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	07/2015	2018	81.33%	2043

(1)    The concession has an investment commitment for the expansion, replacement and improvement of the infrastructure which as of December 2022 has an advance of 50.33%.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

NOTE 17 – GOODWILL

The following table shows the movement of the goodwill balance during the years ended December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
Balance at the beginning of the year	Ps.	8,486,560	Ps.	7,713,817
Impairment charge (1)		(12,257)		(109,334)
Loss of control in subsidiary (2)		(5,902,410)		—
Effect of movements in exchange rates (3)(4)		(323,676)		882,077
Balance at the end of the year	Ps.	2,248,217	Ps.	8,486,560

(1)	See note 17.1. Goodwill impairment.
(2)	See note 1.1. (A), "Discontinued operations of BAC Holding".
(3)	The foreign exchange adjustment is attributable to Multifinancial Group Inc. in 2022 and BAC Holding International Corp. and Multifinancial Group Inc. in 2021.
(4)	Includes the effect of exchange rates for the discontinued operation of BAC Holding International Corp. for Ps. (353,876) in 2022 and for Ps. 862,091 in 2021.

The following is the detail of goodwill assigned per Cash Generating Units (CGU), representing the smallest identifiable levels which are monitored by Grupo Aval’s management and which are not greater than the business’ segments:

Goodwill carrying amount
	December 31,		December 31,
CGU	2022		2021
BAC Holding International Corp. (1)	Ps.	—	Ps.	6,256,287
Sociedad Administradora de Pensiones y Cesantías Porvenir S.A.		538,231		538,231
Banco de Bogotá S.A. over Megabanco (2)		465,905		465,905
Banco Popular S.A.		358,401		358,401
Banco de Bogotá S.A.		301,222		301,222
Banco de Bogotá S.A. over Multi Financial Group Inc. (3)		175,221		145,020
Promigas S.A. and Subsidiaries		169,687		169,687
Banco de Occidente S.A.		127,571		127,571
Concesionaria Panamericana S.A.S. (4)		82,594		93,272
Banco de Occidente S.A. over Banco Unión (2)		22,724		22,724
Hoteles Estelar S.A.		6,661		6,661
Concesionaria Covipacífico S.A.S. (5)		—		1,579
	Ps.	2,248,217	Ps.	8,486,560

(1)	See note 1.1. (A), "Discontinued operations of BAC Holding".
(2)	Goodwill recognized as a result of mergers between Banco de Bogotá and Megabanco, Banco de Occidente and Banco Unión.
(3)	The variation presented corresponds to the foreign exchange adjustment attributable to Multi Financial Group Inc.
(4)	Includes recognition of impairment Ps. 10,678.
(5)	As of December 31, 2022, it was 100% impaired.

The recoverable amount of each cash generating unit was determined based on a valuation carried out by an appropriate expert. Such calculations used cash flow projections, covering periods from 5 to 20 years. Cash flows subsequent to these periods were extrapolated using estimated growth rates for such flows, not exceeding the average of the economic sector where the cash generating unit operates.

Below is the detail of the most significant values that comprise Goodwill by 2022:

A.     Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Porvenir absorbed AFP Horizonte Pensiones y Cesantías S.A. and the goodwill in question was allocated to the groups of cash-generating units that together made up Porvenir later that same year.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser and reviewed by management. This valuation was conducted in February, 2023 and is based on financial statements of Porvenir on September 30, 2022. The conclusion was that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 8,770,719, exceeding the book value by Ps. 6,126,977.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

December 31, 2022
	2023	2024	2025	2026	2027
Interest rate on investments	7.7%	4.5%	4.9%	4.9%	4.9%
Borrowing rate	5.8%	5.8%	5.8%	5.8%	5.8%
Growth in income from commissions	(6.4)%	55.6%	2.5%	2.3%	4.6%
Growth in expenses	(5.3)%	11.4%	7.2%	4.9%	4.5%
Inflation	7.4%	2.7%	2.9%	2.9%	2.9%
Discount interest rate after taxes	14.4%	9.5%	9.0%	8.2%	8.1%
Growth rate after twenty years	2.9%

A 20-years projection was made to estimate goodwill based on macroeconomic assumptions and those related to the business of Porvenir, as indicated in the foregoing tables. The following is a description of that process.

●	Investments and borrowing rates were projected using historical data and data provided by the Company on the business.
●	The estimated increases in commissions and expenses are based on business growth and other transactions estimated by the Company.
●	The inflation rate used in the projections is based on reports from outside sources, such as Oxford Economist.
●	The growth rate used for the terminal value was 2.9%, which is the average projected inflation provided by the independent specialists.

The after-tax discount interest rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units associated with goodwill would be Ps. 7,883,552 and still exceeding book value as of December, 2022 of Ps. 2,643,742.

B.   Cash-generating units inside Banco de Bogotá

Goodwill was generated in 2006 with the acquisition of 94.99% of the shares of Banco de Crédito y Desarrollo Social – MEGABANCO S.A. and later merged with Banco de Bogotá. This operation was authorized by the Office of the Superintendency of Finance in Resolution No. 917 dated June 2, 2006.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an independent adviser and reviewed by management. This valuation was conducted in February 2023 and is based on Banco de Bogotá´s financial statements as of September 30, 2022.  It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 14,436,755 exceeds the book value by Ps. 6,587,543.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2022
	2023	2024	2025	2026	2027
Lending rate on the loan portfolio and investments	12.3%	11.2%	10.5%	10.4%	10.2%
Borrowing rate	6.9%	5.4%	4.6%	4.5%	4.5%
Growth in income from commissions	15.4%	10.8%	14.9%	15.3%	15.3%
Growth in expenses	14.6%	8.2%	8.2%	8.2%	8.2%
Inflation	7.4%	2.7%	2.9%	2.9%	2.9%
Discount rate after taxes	17.6%	12.6%	11.8%	10.9%	10.7%
Growth rate after five years	6.4%

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables. The following is a description of that process:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

●	The lending rates on loans and investments were projected based on the company and independent specialist expectations.
●	The borrowing rates were projected based on the company and independent specialist expectations.
●	Estimated growths for commissions are based on historical percentages. The commission income was estimated as a percentage of net portfolio and the commission expense was calculated as a percentage of deposits.
●	Estimated growth for expenses are based on the growth expectations of the company to support the growth of assets and the development of its operation.
●	The inflation used in the projections is based on reports from external sources such as Oxford Economics.
●	The growth rate used for the terminal value was 6.4%, which corresponds to the growth company expectation for the long term.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the rate estimated in the models, the book value of goodwill would not have to be impaired, since the value in use of the groups of cash-generating units associated with goodwill would have been Ps. 12,954,539, still exceeding book value as of December, 2022 of Ps. 7,849,212.

C. Banco Popular S.A.

The acquisition process of Grupo Aval's stake in Banco Popular S.A. began in December 2006 and ended in September 2011, where Grupo Aval closed with a direct participation of 93.74%.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an independent adviser and reviewed by management. This valuation was conducted in March 2023 and is based on Banco Popular´s financial statements as of September 30, 2022.  It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 4,167,985 exceeds the book value by Ps. 956,928.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2022
	2023	2024	2025	2026	2027
Lending rate on the loan portfolio and investments	12.9%	12.6%	10.9%	10.9%	10.9%
Borrowing rate	9.2%	7.4%	5.8%	5.2%	4.8%
Growth in income from commissions	6.1%	11.4%	16.7%	11.3%	8.4%
Growth in expenses	13.2%	6.6%	7.5%	7.6%	6.8%
Inflation	7.4%	2.7%	2.9%	2.9%	2.9%
Discount rate after taxes	17.6%	12.6%	11.8%	10.9%	10.7%
Growth rate after five years	6.4%

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables. The following is a description of that process:

●	The lending rates on loans and investments were projected based on the company and independent specialist expectations.
●	The borrowing rates were projected based on the company and independent specialist expectations.
●	Estimated growths for commissions are based on historical percentages. The commission income was estimated as a percentage of net portfolio and the commission expense was calculated as a percentage of deposits.
●	Estimated growth for expenses are based on the growth expectations of the company to support the growth of assets and the development of its operation.
●	The inflation used in the projections is based on reports from external sources such as Oxford Economics.
●	The growth rate used for the terminal value was 6.4%, which corresponds to the growth company expectation for the long term.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the rate estimated in the models, the book value of goodwill would not have to be impaired, since the value in use of the groups of cash-generating units associated with goodwill would have been Ps. 4,069,980, still exceeding book value as of December, 2022 of Ps. 3,211,057.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

D. Banco de Bogotá S.A.

As of December 31, 2022, Grupo Aval has a direct participation in Banco de Bogotá of 68.93%.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an independent adviser and reviewed by management. This valuation was conducted in March 2023 and is based on Banco de Bogotá´s financial statements as of September 30, 2022.  It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 16,838,983 exceeds the book value by Ps. 7,763,151.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2022
	2023	2024	2025	2026	2027
Lending rate on the loan portfolio and investments	12.9%	11.7%	11.0%	10.8%	10.6%
Borrowing rate	6.9%	5.3%	4.6%	4.6%	4.5%
Growth in income from commissions	16.7%	11.5%	13.8%	14.4%	13.7%
Growth in expenses	15.9%	9.8%	9.8%	9.7%	6.0%
Inflation	7.4%	2.7%	2.9%	2.9%	2.9%
Discount rate after taxes	17.6%	12.6%	11.8%	10.9%	10.7%
Growth rate after five years	6.4%

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables. The following is a description of that process:

●	The lending rates on loans and investments were projected based on the company and independent specialist expectations.
●	The borrowing rates were projected based on the company and independent specialist expectations.
●	Estimated growths for commissions are based on historical percentages. The commission income was estimated as a percentage of net portfolio and the commission expense was calculated as a percentage of deposits.
●	Estimated growth for expenses are based on the growth expectations of the company to support the growth of assets and the development of its operation.
●	The inflation used in the projections is based on reports from external sources such as Oxford Economics.
●	The growth rate used for the terminal value was 6.4%, which corresponds to the growth company expectation for the long term.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the rate estimated in the models, the book value of goodwill would not have to be impaired, since the value in use of the groups of cash-generating units associated with goodwill would have been Ps. 15,124,295, still exceeding book value as of December, 2022 of Ps. 9,075,832.

E. Multi Financial Group Inc.

On May 22, 2020, Banco de Bogotá acquired 96.6% of the shares of Multi Financial Group (MFG) through its subsidiary Leasing Bogotá S.A. Panama (LBP), and subsequently between the months of June and December 2020, acquired the additional 2.97%, for a 99.6% total. As of December 31, 2020 the Purchase Price Allocation process (PPA) was finished, and the final goodwill value was determined.

As of September 2021, Leasing Bogotá Panama changed its business name to BAC Holding International (BAC Holding) and spun-off Multi Financial Group. As a result, Banco de Bogotá took control of the company through Multi Financial Holding, therefore the goodwill of Bac Credomatic and its subsequent acquisitions belong to BAC Holding International, and the goodwill of Multi Financial Group belongs to Multi Financial Holding.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an independent adviser and reviewed by management. This valuation was conducted in February 2023 and is based on

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Multi Financial Group´s financial statements as of September 30, 2022.  It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 3,456,899 exceeds the book value by Ps. 1,462,290.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2022
	2023	2024	2025	2026	2027
Lending rate on the loan portfolio and investments	6.4%	6.6%	6.8%	6.9%	7.0%
Borrowing rate	4.0%	4.0%	4.0%	4.1%	4.1%
Growth in income from commissions	9.4%	7.2%	8.9%	9.4%	8.7%
Growth in expenses	4.5%	3.0%	2.8%	1.9%	3.1%
Discount rate after taxes	10.6%
Growth rate after ten years	4.0%

The averages of the main premises used are listed in the foregoing tables. The following is a description of that process.

●	Lending rates on loans and investments were projected based on historical data and on the management expectations, considering the competitiveness of the different services in their respective markets and the growth strategies for each segment.
●	For its part, for the growth in commissions was projected considering the increase in loan portfolios; this allows promoting greater income collection through products and services such as insurance, memberships, exchange commissions, among others, as well as the implementation of new services. As well as more competitive markets over the projected timeline.
●	The future flows of funds are denominated in US dollars and are discounted at a nominal rate in US dollars, estimated as "Ke".
●	The discount rate has been estimated considering the risk profile of the market where MFG operates.
●	To estimate the terminal value, a perpetuity has been projected based on the normalized cash flow, adjusted according to the expectations of stabilized long-term growth. This evolution is in line with the long-term average growth rate for the country's economy. In this case, an annual long-term average nominal growth rate in dollars of 4.0% was considered.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the 10.6% estimated discount rate had been 0.5% higher than the rate estimated in the models, the book value of goodwill would not have to be impaired, since the value in use of the groups of cash-generating units associated with goodwill would have been Ps. 3,188,642, still exceeding book value as of December, 2022 of Ps. 1,994,609.

As of December 31, 2021, the main values that made up the goodwill were the following:

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

The latest valuation update for the groups of cash generating units to which this goodwill was allocated was carried out by an independent adviser and reviewed by Management in January 2022, based on the financial statements of BAC Credomatic on September 30, 2021. The conclusion was that there are no circumstances that could indicate a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill of Ps. 24,669,313 exceeds the book value by Ps.11,185,784.

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

December 31, 2021
	2022	2023	2024	2025	2026
Lending rate on the loan portfolio and investments	9.1%	9.1%	9.1%	9.1%	9.1%
Borrowing rate	2.2%	2.2%	2.2%	2.2%	2.2%
Growth in income from commissions	1.6%	6.6%	5.8%	5.4%	5.3%
Growth in expenses	6.2%	5.1%	5.1%	4.7%	3.3%
Discount rate after taxes	11.8%
Growth rate after five years	3.0%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

●	To estimate the terminal value, the normalized flow of funds, adjusted according to growth expectations, was projected in perpetuity. This projection does not exceed the average long-term rate of growth for the economies in each of the countries where BAC operates. An annual growth rate of 3.0% was estimated for the long term.

The after-tax discount rate used to discount the dividend flows reflects the specific risks relative to the CGU and the markets where BAC Credomatic operates, as mentioned earlier. Had the US dollar denominated estimated discount rate been 1.0% higher; it would not have been necessary to reduce the book value of goodwill, since the value in use of the cash-generating units associated with goodwill would have been Ps. 21,922,915 still exceeding book value as of December, 2021 of Ps. 13,483,529.

B.          Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Porvenir absorbed AFP Horizonte Pensiones y Cesantías S.A. and the goodwill in question was allocated to the groups of cash-generating units that together made up Porvenir later that same year.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser and reviewed by management. This valuation was conducted in January 2022 and is based on financial statements of Porvenir on September 30, 2021. The conclusion was that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 5,310,260, exceeding the book value by Ps. 2,446,969.

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

The after-tax discount interest rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 1.0% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units associated with goodwill would be Ps. 4,780,417 and still exceeding book value as of December, 2021 of Ps. 2,863,291.

C.          Cash-generating units inside Banco de Bogotá

Goodwill was generated in 2006 with the acquisition of 94.99% of the shares of Banco de Crédito y Desarrollo Social – MEGABANCO S.A. and later merged with Banco de Bogotá. This operation was authorized by the Office of the Superintendency of Finance in Resolution No. 917 dated June 2, 2006.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an independent adviser and reviewed by management. This valuation was conducted in January 2022 and is based on

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Banco de Bogotá´s financial statements as of September 30, 2021.  It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 9,166,267 exceeds the book value by Ps. 1,931,847.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2021
	2022	2023	2024	2025	2026
Lending rate on the loan portfolio and investments	7.8%	8.4%	8.6%	8.7%	8.7%
Borrowing rate	2.4%	3.1%	3.5%	3.5%	3.5%
Growth in income from commissions	10.2%	7.5%	9.1%	9.6%	10.7%
Growth in expenses	5.2%	9.0%	7.1%	7.1%	6.6%
Inflation	3.5%	3.8%	3.4%	3.6%	3.6%
Discount rate after taxes	12.5%	13.2%	13.2%	13.2%	13.2%
Growth rate after five years	3.6%

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

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 1.0% higher than the rate estimated in the models, the book value of goodwill would not have to be impaired, since the value in use of the groups of cash-generating units associated with goodwill would have been Ps. 8,289,397, still exceeding book value as of December, 2021 of Ps. 7,234,420.

17.1. Goodwill Impairment

Below is the detail of the most significant values that comprise impairment charge of Goodwill:

A)	Concesionaria Panamericana S.A.S.

The recoverable amount for Concesionaria Panamericana S.A.S., has been calculated based on its value in use, determined by discounting the future free cash flows expected for the reminder of the concession term, using the estimated discount rate WACC 16.14%, considering the company's cash and debt balances as of December 31, 2022 and as of December 31, 2021 the estimated discount rate WACC 10.72%. The risk-free rate corresponds to the average of the treasuries for a period of ten years to be able to reflect the effects of the economic cycle. The country risk premium is taken from Bloomberg publications.

Under the following assumptions, the recoverable amount as of Ps. 177,243 as of December 31, 2022 and Ps. 179,735 as of December 31, 2021, was lower than the carrying amount of the investment including its goodwill, generating an impairment of Ps. 10,678 as of December 31, 2022 and Ps. 8,536 as of December 31, 2021. The main assumptions and circumstances taken into account, which led to the recognition of this impairment were:

•	The valuation horizon of the model is given by the remaining validity period of the concession, which ends in May, 2035.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

•	Given that the concession has a determined period of execution, the goodwill has a “determined useful life” and in this sense it was expected that in the last years of administration and operation of the concession the goodwill paid would begin its process of deterioration.
•	Panamericana´s income is made up of income from tolls, as well as future periods for additional works carried out. Toll revenues are updated by verifying the traffic study (actual validation of traffic), considering the category of vehicles and incorporating the percentage of growth expected for each year of the concession. Additionally, travel fares are updated based on the variation observed in the CPI (in some cases additional growth is incorporated). Revenues for future terms, agreed in constant pesos in the concession contract, are updated with the CPI variation corresponding to the period in which they are received by the concessionaire.
•	Internal projections of costs and expenses to be incurred for Administration, Operation and Maintenance are used, considering compliance with contractual obligations, as well as service level indicators.

NOTE 18 – OTHER INTANGIBLE ASSETS

The following table shows the movements of the other intangible assets during years ended on December 31, 2022, 2021 and 2020:

	Internally generated				Separate
	Developing		In use		acquisition		Total
Balance as of January 1, 2020	Ps.	347,156	Ps.	193,899	Ps.	665,436	Ps.	1,206,491
Business combination (1)		—		—		174,317		174,317
Capitalizations / Acquisitions / Purchases		339,245		—		110,165		449,410
Amortization		—		(35,272)		(173,403)		(208,675)
Transfers		(212,742)		74,146		138,596		—
Withdrawals		(381)		(5,218)		(7,495)		(13,094)
Discontinued operations (2)		—		—		(66,771)		(66,771)
Reclassification BAC (2)(3)		—		—		97,537		97,537
Effect of movements in exchange rates		(74)		—		(15,471)		(15,545)
Balance as of December 31, 2020	Ps.	473,204	Ps.	227,555	Ps.	922,911	Ps.	1,623,670
Capitalizations / Acquisitions / Purchases		376,344		—		106,184		482,528
Amortization		—		(44,916)		(192,712)		(237,628)
Impairment loss		—		—		(3,000)		(3,000)
Transfers		(290,425)		197,235		93,190		—
Withdrawals		(9,962)		(918)		(7,826)		(18,706)
Discontinued operations (2)		13,538		—		(90,873)		(77,335)
Reclassification BAC (2)(3)		—		—		93,639		93,639
Effect of movements in exchange rates		562		—		22,312		22,874
Balance as of December 31, 2021	Ps.	563,261	Ps.	378,956	Ps.	943,825	Ps.	1,886,042
Capitalizations / Acquisitions / Purchases		494,055		—		105,623		599,678
Amortization		—		(70,538)		(187,379)		(257,917)
Impairment loss		—		—		—		—
Transfers		(252,193)		155,588		96,605		—
Withdrawals		(3,619)		(46)		(1,335)		(5,000)
Discontinued operations (2)		—		—		(23,239)		(23,239)
Loss of control in subsidiary (2)		(13,538)		—		(177,432)		(190,970)
Effect of movements in exchange rates		1,720		—		29,844		31,564
Balance as of December 31, 2022	Ps.	789,686	Ps.	463,960	Ps.	786,512	Ps.	2,040,158

(1)	Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35). Licenses, software and information technology applications Ps. 61,650 and other intangibles Ps. 112,667.
(2)	See note 1.1 “Discontinued operations of BAC Holding”.
(3)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

NOTE 19 – INCOME TAX

19.1          Components of the income tax expense:

The income tax expense for the years ended on December 31, 2022, 2021 and 2020 comprises the following:

		December 31,		December 31,		December 31,
		2022		2021		2020
Current period income tax	Ps.	822,758	Ps.	1,075,407	Ps.	1,102,534
Income tax surcharge (1)		15,625		60,730		84,620
Subtotal current period taxes	Ps.	838,383	Ps.	1,136,137	Ps.	1,187,154
Prior years adjustments (2)		(35,553)		(102,937)		(52,540)
Adjustment due to settlement of uncertain tax positions from prior years		(6,802)		(933)		144
Deferred taxes
Deferred taxes current period		1,467,519		1,256,588		217,416
Deferred taxes - Prior years adjustments (3)		7,857		34,573		7,893
Subtotal deferred taxes	Ps.	1,475,376	Ps.	1,291,161	Ps.	225,309
Total continuing operations	Ps.	2,271,404	Ps.	2,323,428	Ps.	1,360,067

Discontinued operations (4)	Ps.	224,104	Ps.	528,367	Ps.	483,601
Total	Ps.	2,495,508	Ps.	2,851,795	Ps.	1,843,668
(1)	Financial institutions in Colombia whose net annual tax income is greater than 120,000 UVT (Tax Value Unit), which in 2022 was equivalent to Ps. 4,560.48, had to apply an income tax surcharge of 3% in 2022 and 4% in 2021. During 2022 lower surcharge expenses were recorded for Ps. 14,666 in Porvenir, Ps. 11,243 in Banco Popular, Ps. 8,547 in Banco de Occidente, Ps. 7,753 in Banco de Bogotá, Ps. 2,808 in Banco Av Villas, and Ps. 87 in Corficolombiana, due to the decrease in tax revenues across the different financial institutions, in addition to a 1% decrease in the tax rate.
(2)	In 2022, a current tax was recovery were recorded in Banco AV Villas for Ps. 11,518, in Grupo Aval Holding for Ps. 11,571, in Corficolombiana for Ps. 5,907 and in other entities for Ps. 6,557. In 2021, a current tax recovery was recorded in Banco de Occidente for Ps. (71,282), in Banco de Bogotá for Ps. (12,888), in Corficolombiana for Ps. (10,185) and in other entities for Ps. (8,589); the most significant effect is registered from Banco de Occidente corresponds to the impact of the fiscal realization of derivative contracts which were adjusted with the presentation of income tax return of the year 2020.
(3)	In 2022, the adjustment from prior periods is comprised by Ps. 16,032 from Banco de Bogotá and by Ps. (8,175) from Banco de Occidente, while in 2021 Banco de Occidente recorded an adjustment in expenses from prior periods for Ps. 59,825 which is associated with a fiscal adjustment to the derivatives contracts made when the income tax return was filed (on the one hand, a current tax income is recorded and on the other a deferred tax expense). Also is an income of Ps. 17,830 from Porvenir which arises from the deferred tax asset reversal related to legal provisions due to the possibility of taking some components of the provision as an income tax deduction. The remaining income that makes up the figure corresponds to Banco de Bogotá by Ps. 7,422 remaining.
(4)	See note 1.1 “Discontinued operations of BAC Holding”.

19.2          Reconciliation of the Nominal Tax Rate and the Effective tax Rate:

The following are the existing legal provisions related to income tax:

In Colombia

The tax rules in relation to the income tax applicable during the years 2022, 2021 and 2020, among other things, establish the following:

●	The income tax rate to be 35% plus an income tax surcharge of 3% applicable to financial institutions in 2022, 31% plus an income tax surcharge of 3% applicable to financial institutions in 2021 and 32% plus an income tax surcharge of 4% applicable to financial institutions in 2020.

●	Gains on the sale or disposal of non-current assets held for more than two years is taxed at 10%.
●	Gains of the entities that belong to the special free zone regime in Colombia is taxed at 20%.

●	The tax rate on presumptive income is calculated to 0.5% in the years 2020.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

●	In 2022, 2021 and 2019, an income tax discount of 50% of the industry and commerce tax paid in the taxable period can be applied.

●	Tax loss carry-forwards incurred since 2017 may be offset against company taxable income over the following twelve years. Tax loss-carry forwards incurred prior to 2017 may be offset on the same terms applicable for 2016, but they may not be fiscally readjusted.
●	The “presumptive income” incurred since 2017 may be offset by taxable income over the following five years. Considering that presumptive income only existed in Colombia until 2020, the excess presumptive income generated in 2020 will be the last subject to compensation in subsequent years.
●	Social Investment Law extended the audit benefit for the years 2022 and 2023 for taxpayers who increase the net income tax for the taxable year in relation to the net income tax of the prior year by at least 35% and 25%, with which the tax return will be firm within 6 or 12 months following the date of its presentation, respectively.
●	The term of finality of the tax return taxpayers who determine or compensate for tax losses or are subject to the transfer pricing regime will be 5 years since Law 2010 of 2019.

In December 2022, the National Government sanctioned Law 2277 of 2022 through which it adopts a new tax reform that will apply as of fiscal year 2023. This Law includes, among other things, the following:

●	On Income a tax rate applicable to companies as of 2023 continues to be 35%, however, the Law adjusted the income tax surcharge applied by financial institutions with taxable income equal to or greater than 120,000 in the period. The UVT for the year 2023 is equivalent to Ps. 42,216 pesos and the income tax surcharge is 5% for the years 2023, 2024, 2025, 2026 and 2027.
●	Tax rate of gains on the sale or disposal of non-current assets goes from 10% to 15% from the year 2023.
●	Sale of shares listed on a Colombian Stock Exchange owned by the same real beneficiary is considered nontaxable income, provided that the sale does not exceed 3% of the outstanding shares in the respective society. Until 2022 disposals that did not exceed 10% of the outstanding shares of the respective company were considered nontaxable income.
●	Repealed the norm that blocked the distribution of profits in shares as an income that was not taxable income.
●	Created a minimum tax rate of 15% for income taxpayers in Colombia, called “Tasa de Tributación Depurada” (a cleansed or refined tax rate). The determination of the rate follows the next steps: (i) Determine the refined tax of the Colombian taxpayer, or the refined tax of the group in case it becomes part of a business group. (ii) Determine the adjusted profit of the Colombian taxpayer or the group in the event that it becomes part of a business group, and, (iii) Determine the adjusted tax rate of the Colombian taxpayer or the group in the event that it becomes part of a business group. If the effective rate calculated (Refined Tax/Refined Profit) is less than 15%, the tax to be added to the income tax by the taxpayer or business group must be calculated.
●	It included a limit on some income that does not constitute income, special deductions, exempt income and tax discounts that may not exceed 3% per year of ordinary net tax income.
●	Repealed article 158-1, eliminating the possibility of deducting the costs and expenses associated with investments in Science Technology and Innovation (CTeI), that is, these investments will only give the right to a tax discount. The possibility of taking 30% of these investments as a tax discount is maintained if they have the approval of the National Council of Tax Benefits (CNBT); the previous law established a discount of 25%.
●	Eliminates the possibility of taking as a tax discount 50% of the ICA effectively paid before presenting the tax return. Will be deductible the 100% accrued and paid prior to filing the tax return.
●	Modifies the 10% withholding rate for dividends received by national companies that do not taxable income (Previously 7.5%), which will be transferable to the resident natural person or to the foreign investor.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

●	Dividends declared charged to profits from 2016 and prior years will retain the current treatment for that moment, and those corresponding to profits obtained from 2017 that are decreed from 2023, will be governed by the rates set forth in the Law 2277 of December 2022.

Above rate changes, although they apply for the determination of income taxes for the years 2023 and following, since December 2022 affect the calculation of the deferred tax and therefore affect the effective tax rate for the year 2022.

In other countries

After the spin-off of BAC Holding, the international presence of Grupo Aval includes participation in jurisdictions such as Panama, Peru and Barbados. Subsidiaries with a local license in Panama are taxed at a rate of 25%, while companies responsible for income tax in Peru are taxed at a rate of 29.5% as of 2017. Barbados is taxed at a rate of 4.25%. from the year 2022.

Previously, BAC Holding through its subsidiaries had a presence in Central America as well: BAC Holding had an international license in Panamá it is subject to a tax rate of 0%. The subsidiaries in Guatemala were taxed at a rate of 25%; the subsidiaries in El Salvador, Honduras, Costa Rica and Nicaragua were taxed at a rate of 30%.

Below is the detailed reconciliation between total expenses of the income tax of Grupo Aval calculated at the applicable enacted tax rate and the tax expense recognized in the statement of income for the years ended on December 31, 2022, 2021 and 2020:

				Years ended on:
		December 31,		December 31,		December 31,
		2022		2021		2020
Profit before income tax	Ps.	6,274,371	Ps.	6,364,618	Ps.	4,841,871
Enacted tax rate in Colombia		38%		34%		36%
Theoretical income tax expense		2,384,261		2,163,970		1,743,074
Nondeductible expenses		465,986		378,301		361,116
Tax losses considered non recoverable for income tax purpose (1)		192,470		9,480		39,843
Presumptive income considered non recoverable for income tax purpose		(7,666)		(7,845)		(5,074)
Nontaxable dividends		(40,420)		(51,334)		(46,197)
Nontaxable income under equity method in associates		(141,655)		(111,736)		(79,259)
Profit (loss) on sales or appraisal of investment		(439)		(695)		2,492
Nontaxable interest income and other income		(281,715)		(133,711)		(86,195)
Other nontaxable income		(578,592)		(283,755)		(143,490)
Non-accountable tax revenues in Sale of BHI		543,879		—		—
Revenues taxable at different tax rate		9,218		1,453		5,511
Tax benefits in the acquisition of property and equipment		(34,018)		(22,431)		(25,470)
Tax Discounts (2)		(80,804)		(91,829)		(111,164)
Profits (losses) in Subsidiaries in tax free countries or with different tax rate		(188,701)		(55,366)		(159,514)
Effect on the deferred income tax due to changes in tax rates (3)		56,129		587,939		(102,617)
Prior year adjustments		(35,553)		(102,937)		(52,540)
Adjustments due to uncertain tax positions in previous year		(6,802)		(933)		144
Deferred taxes - Prior years adjustments		7,857		34,573		7,893
With holding tax		654		4,399		2,793
Other		7,315		5,885		8,721
Total tax expense of the year	Ps.	2,271,404	Ps.	2,323,428	Ps.	1,360,067
Effective income tax rate		36.20%		36.51%		28.09%
(1)	In 2022 Corficolombiana and its subsidiaries recorded tax losses on which no deferred tax asset was recorded for Ps. 192,470 because there is no certainty of their recoverability in the future.
(2)	Corresponds to the Industry and Commerce Tax (ICA for this acronym in Spanish) wich could be used as a tax discount under during 2019 Law 1943 of 2018 with continues with Law 2155 of 2021.
(3)	Corresponds to the effect of the difference in rate applied by entities with respect to the statutory rate of 36%. Banco Bogotá records an effect of Ps. 262,901 explained by the differential rates of BAC Holding and subsidiaries. Corficolombiana records an effect of Ps. 133,329 explained by their subsidiaries that are not subject to the 4% income tax surcharge rate. Other entities contribute Ps. 7,611.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

19.3          Tax Losses and excess of Presumptive Income:

The following table shows the detail of the tax loss carry forward and excess of presumptive income over taxable income of the entities of Grupo Aval which are not recognized as deferred tax assets, as of December 31, 2022 and 2021.

		December 31,		December 31,
		2022		2021
Tax loss carry forwards expiring on:
December 31, 2023	Ps.	1,323	Ps.	—
December 31, 2024		4,846		6
December 31, 2025		2,748		—
December 31, 2026		40		—
December 31, 2029		170,835		170,944
December 31, 2030		279,605		284,105
December 31, 2031		215,970		233,232
December 31, 2032		15,799		14,363
December 31, 2033		6,931		31,262
December 31, 2034		516,801		5,154
December 31, 2035		122		3,575
December 31, 2036		—		3,291
Without expiration date		414,234		430,029
Subtotal	Ps.	1,629,254	Ps.	1,175,961

Excess of presumptive income expiring on:
December 31, 2022	Ps.	—	Ps.	46,745
December 31, 2023		44,246		52,538
December 31, 2024		24,492		27,191
December 31, 2025		6,791		9,132
Subtotal	Ps.	75,529	Ps.	135,606
Total	Ps.	1,704,783	Ps.	1,311,567

19.4          Deferred Taxes from Investments in Subsidiaries:

Grupo Aval did not record income tax liabilities related to temporary differences on investment subsidiaries of Ps. 8,981,905 and Ps.13,081,990 as of December 31, 2022 and 2021, respectively. These were not recognized because Grupo Aval controls the dividend policy of its subsidiaries and is able to control the timing of reversal of the related taxable temporary differences and Grupo Aval does not expect to reverse them in the foreseeable future.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

19.5          Deferred taxes by Type of Temporary Difference:

The differences between the carrying value of the assets and liabilities and their tax bases give rise to the following temporary differences which result in deferred taxes, calculated and recorded in the years ended on December 31, 2022, 2021 and 2020, based on current tax regulations as references for the years wherein such temporary differences will be reverted:

Year ended on December 31, 2022

	Balance as of						Credited		Credited		Foreign exchange		Balance as of
	January 1,			Loss of control		Discontinued	(charged) to		(charged) to		adjustments and		December 31,
	2022			in a Subsidiary (1)		operations (1)	profit or loss		OCI		reclassifications		2022
Deferred tax assets
Debt securities at fair value	Ps.	385,338	Ps.	(73,729)	Ps.	6,567	Ps.	4,195	Ps.	537,052	Ps.	(1,918)	Ps.	857,505
Equity securities at fair value		1,028		—		—		(4,371)		3,508		—		165
Derivative instruments		699,311		818,130		—		(296,033)		(768,615)		(399)		452,394
Allowance of investments securities		1,155		—		—		313		—		—		1,468
Accounts receivable		146,496		—		—		111,687		—		582		258,765
Allowance for accounts receivable		59,604		—		—		20,489		—		746		80,839
Loans and receivables		1,157		—		—		(252)		—		—		905
Allowance for impairment on loans and receivables		562,730		(303,273)		2,425		(3,091)		18,952		15,098		292,841
Allowance for foreclosed assets		21,082		(13,173)		556		(170)		—		455		8,750
Property, plant and equipment costs		339,049		—		—		(30,500)		—		40,936		349,485
Depreciation of property, plant and equipment		34,614		—		—		(16,022)		—		(574)		18,018
Investment property		30,021		—		—		1,323		(283)		—		31,061
Deferred charges and of intangible assets		243,170		—		—		(5,734)		—		—		237,436
Tax losses carry forward		117,025		—		—		142,435		—		12,560		272,020
Surplus of presumptive income		4,351		—		—		13,876		—		123		18,350
Provisions		324,063		(28,108)		(1,779)		32,570		—		143		326,889
Employee benefits		102,662		(11,440)		(1,736)		15,523		(29,818)		(1,459)		73,732
Financial assets in concession contracts		1,368,490		—		—		217,435		—		—		1,585,925
Biological assets		101		—		—		66		—		—		167
Lease agreements		693,388		(151,767)		(2,301)		83,544		—		(3,832)		619,032
Foreign currency bonds		720,109		1,005,896		—		378,971		(683,436)		—		1,421,540
Other		316,847		—		—		420,026		21,482		3,577		761,932
Subtotal	Ps.	6,171,791	Ps.	1,242,536	Ps.	3,732	Ps.	1,086,280	Ps.	(901,158)	Ps.	66,038	Ps.	7,669,219

Deferred tax liabilities
Debt securities at fair value	Ps.	(73,895)	Ps.	103,081	Ps.	(7,060)	Ps.	(24,749)	Ps.	22	Ps.	(967)	Ps.	(3,568)
Equity securities at fair value		(253,422)		135,876		5,910		(26,573)		(42,746)		8,396		(172,559)
Derivative instruments		(32,668)		—		—		(631,300)		286		(44)		(663,726)
Accounts receivable		(177,642)		—		—		(80,114)		—		2		(257,754)
Allowance of investments securities		(1,421)		—		(7,772)		6,616		—		—		(2,577)
Loans and receivables		(29,531)		—		—		(7,938)		—		—		(37,469)
Allowance for impairment on loans and receivables		(612,925)		112,665		—		(199,764)		—		—		(700,024)
Foreclosed assets		(65,167)		—		—		(10,229)		—		—		(75,396)
Provision for foreclosed assets		(16,521)		12,817		2,619		1		—		1,084		—
Property plant and equipment costs		(283,593)		60,039		1,942		(10,472)		—		(2,301)		(234,385)
Depreciation of property, plant and equipment		(410,226)		—		—		(49,811)		—		(2,658)		(462,695)
Investment property		(96,342)		—		—		(330)		(863)		(73)		(97,608)
Right-of-use		(437,169)		133,232		1,586		(19,367)		—		7,656		(314,062)
Deferred charges and of intangible assets		(320,906)		315		(3)		(1,838)		—		(3,620)		(326,052)
Provisions		(16,542)		11,252		1,231		1,315		—		(730)		(3,474)
Employee benefits		(41,367)		39,124		(1,578)		(22,395)		(550)		2,445		(24,321)
Goodwill		(327,070)		—		—		409		—		—		(326,661)
Deferred Income		(917,159)		—		—		(110,418)		—		—		(1,027,577)
Financial assets in concession arrangements		(175,332)		—		—		31,036		—		(53,383)		(197,679)
Intangible assets in concession arrangements		(3,994,977)		—		—		(1,292,165)		—		(61,780)		(5,348,922)
Biological assets		(45,827)		—		—		(17,551)		—		—		(63,378)
Lease agreements		(317,539)		—		—		(28,992)		—		(10)		(346,541)
Other		(91,651)		(26,045)		(3,680)		(67,027)		(10,521)		4,681		(194,243)
Subtotal	Ps.	(8,738,892)	Ps.	582,356	Ps.	(6,805)	Ps.	(2,561,656)	Ps.	(54,372)	Ps.	(101,302)	Ps.	(10,880,671)
Total	Ps.	(2,567,101)	Ps.	1,824,892	Ps.	(3,073)	Ps.	(1,475,376)	Ps.	(955,530)	Ps.	(35,264)	Ps.	(3,211,452)

(1) See note 1.1 “Discontinued operations of BAC Holding”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2021

		Balance as of				Credited		Credited		Foreign		Balance as of
		January 1,		Discontinued		(charged) to		(charged) to		exchange		December 31,
		2021		operations (1)		profit or loss		OCI		adjustments		2021
Deferred tax assets
Debt securities at fair value	Ps.	28,230	Ps.	(9,022)	Ps.	30,408	Ps.	350,014	Ps.	(14,292)	Ps.	385,338
Equity securities at fair value		275		—		753		—		—		1,028
Derivative instruments		609,930		—		(216,846)		308,831		(2,604)		699,311
Allowance of investments securities		562		—		593		—		—		1,155
Accounts receivable		45,324		—		101,221		—		(49)		146,496
Allowance for accounts receivable		47,181		—		12,423		—		—		59,604
Loans and receivables		3,623		—		(29)		—		(2,437)		1,157
Allowance for impairment on loans and receivables		448,793		(22,037)		76,976		—		58,998		562,730
Allowance for foreclosed assets		10,169		9,977		(1,219)		—		2,155		21,082
Property, plant and equipment costs		323,544		—		15,505		—		—		339,049
Depreciation of property, plant and equipment		32,154		—		2,401		—		59		34,614
Investment property		25,461		—		4,481		79		—		30,021
Deferred charges and of intangible assets		214,669		—		28,501		—		—		243,170
Tax losses carry forward		86,558		(52)		39,001		—		(8,482)		117,025
Surplus of presumptive income		6,071		—		(1,720)		—		—		4,351
Provisions		220,822		2,465		96,428		—		4,348		324,063
Employee benefits		123,700		2,509		(6,884)		(19,635)		2,972		102,662
Goodwill		423		—		(423)		—		—		—
Financial assets in concession contracts		884,158		—		484,332		—		—		1,368,490
Biological assets		104		—		(3)		—		—		101
Lease agreements		609,701		(58,498)		114,505		—		27,680		693,388
Foreign currency bonds		267,668		—		29,792		422,649		—		720,109
Other		177,040		(5,559)		162,762		18,608		(36,004)		316,847
Subtotal	Ps.	4,166,160	Ps.	(80,217)	Ps.	972,958	Ps.	1,080,546	Ps.	32,344	Ps.	6,171,791

Deferred tax liabilities
Debt securities at fair value	Ps.	(111,742)	Ps.	11,417	Ps.	(2,155)	Ps.	(3,767)	Ps.	32,352	Ps.	(73,895)
Equity securities at fair value		(203,826)		(30,213)		12,776		(20,075)		(12,084)		(253,422)
Derivative instruments		(13,194)		—		(15,724)		(3,722)		(28)		(32,668)
Accounts receivable		(115,071)		—		(62,571)		—		—		(177,642)
Allowance of investments securities		(1,805)		—		384		—		—		(1,421)
Loans and receivables		(27,042)		—		(2,489)		—		—		(29,531)
Allowance for impairment on loans and receivables		(399,561)		39,495		(233,328)		—		(19,531)		(612,925)
Foreclosed assets		(60,161)		—		(5,006)		—		—		(65,167)
Provision for foreclosed assets		(10,388)		(4,206)		—		—		(1,927)		(16,521)
Property plant and equipment costs		(270,327)		1,287		(4,747)		—		(9,806)		(283,593)
Depreciation of property, plant and equipment		(338,964)		—		(71,262)		—		—		(410,226)
Investment property		(79,571)		—		(16,694)		—		(77)		(96,342)
Right-of-use		(422,659)		55,215		(53,689)		—		(16,036)		(437,169)
Deferred charges and of intangible assets		(263,802)		(1,689)		(51,826)		—		(3,589)		(320,906)
Provisions		(21,766)		6,059		1,503		—		(2,338)		(16,542)
Employee benefits		(30,851)		(9,143)		200		3,686		(5,259)		(41,367)
Goodwill		(253,223)		—		(73,847)		—		—		(327,070)
Deferred Income		(638,438)		—		(278,721)		—		—		(917,159)
Financial assets in concession arrangements		(149,928)		—		(25,404)		—		—		(175,332)
Intangible assets in concession arrangements		(2,537,348)		—		(1,451,262)		—		(6,367)		(3,994,977)
Biological assets		(31,194)		—		(14,633)		—		—		(45,827)
Lease agreements		(279,347)		—		(29,017)		—		(9,175)		(317,539)
Other		(226,224)		—		113,393		(2,651)		23,831		(91,651)
Subtotal	Ps.	(6,486,432)	Ps.	68,222	Ps.	(2,264,119)	Ps.	(26,529)	Ps.	(30,034)	Ps.	(8,738,892)
Total	Ps.	(2,320,272)	Ps.	(11,995)	Ps.	(1,291,161)	Ps.	1,054,017	Ps.	2,310	Ps.	(2,567,101)

(1) See note 1.1 “Discontinued operations of BAC Holding”

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2020

		Balance as of						Credited		Credited				Balance as of
		January 1,		Discontinued		Business		(charged) to		(charged) to		Foreign exchange		December 31,
		2020		operations (1)		combination		profit or loss		OCI		adjustments		2020
Deferred tax assets
Debt securities at fair value	Ps.	11,274	Ps.	11,898	Ps.	26,312	Ps.	(10,122)	Ps.	(117)	Ps.	(11,015)	Ps.	28,230
Equity securities at fair value		365		—		—		(667)		577		—		275
Derivative instruments		156,543		—		—		136,061		317,271		55		609,930
Allowance of investments securities		173		—		—		389		—		—		562
Accounts receivable		147		—		—		45,180		—		(3)		45,324
Allowance for accounts receivable		50,144		—		—		(2,963)		—		—		47,181
Loans and receivables		1,650		—		117,600		(117,519)		—		1,892		3,623
Allowance for impairment on loans and receivables		212,223		57,945		8,495		160,899		—		9,231		448,793
Allowance for foreclosed assets		1,856		413		—		8,495		—		(595)		10,169
Property, plant and equipment costs		304,768		195		(2,305)		19,617		—		1,269		323,544
Depreciation of property, plant and equipment		36,083		—		—		(3,908)		—		(21)		32,154
Investment property		18,323		—		—		7,138		—		—		25,461
Deferred charges and of intangible assets		99,584		(323)		(29,258)		117,938		—		26,728		214,669
Tax losses carry forward		56,516		(546)		26,041		3,678		—		869		86,558
Surplus of presumptive income		5,661		—		—		410		—		—		6,071
Provisions		223,238		(6,656)		2,911		(928)		—		2,257		220,822
Employee benefits		120,367		2,718		(1,219)		890		437		507		123,700
Goodwill		859		—		—		(436)		—		—		423
Financial assets in concession contracts		247,883		—		—		636,275		—		—		884,158
Biological assets		220		—		—		(2)		(114)		—		104
Lease agreements		586,879		(30,086)		10,592		31,537		—		10,779		609,701
Foreign currency bonds		171,325		—		—		—		96,343		—		267,668
Other		114,143		—		—		69,257		4,482		(10,842)		177,040
Subtotal	Ps.	2,420,224	Ps.	35,558	Ps.	159,169	Ps.	1,101,219	Ps.	418,879	Ps.	31,111	Ps.	4,166,160

Deferred tax liabilities
Debt securities at fair value	Ps.	(75,114)	Ps.	(2,883)	Ps.	—	Ps.	(24,478)	Ps.	(18,286)	Ps.	9,019	Ps.	(111,742)
Equity securities at fair value		(105,502)		(95,724)		—		(20,930)		(411)		18,741		(203,826)
Derivative instruments		(7,264)		—		—		(8,734)		2,740		64		(13,194)
Accounts receivable		(92,100)		—		—		(22,971)		—		—		(115,071)
Allowance of investments securities		(85,584)		—		—		83,779		—		—		(1,805)
Loans and receivables		(38,086)		—		—		308		—		10,736		(27,042)
Allowance for impairment on loans and receivables		(432,707)		15,977		(52,429)		128,437		—		(58,839)		(399,561)
Foreclosed assets		(90,276)		—		—		30,115		—		—		(60,161)
Provision for foreclosed assets		(8,611)		(1,472)		—		—		—		(305)		(10,388)
Property plant and equipment costs		(294,303)		(7,030)		(3,788)		37,100		—		(2,306)		(270,327)
Depreciation of property, plant and equipment		(265,505)		—		—		(73,426)		—		(33)		(338,964)
Investment property		(70,065)		(5)		(99)		(8,612)		(532)		(258)		(79,571)
Right-of-use		(494,923)		48,207		(16,274)		51,831		—		(11,500)		(422,659)
Deferred charges and of intangible assets		(82,082)		25,999		—		(158,821)		—		(48,898)		(263,802)
Provisions		(9,408)		2,986		—		(3,501)		—		(11,843)		(21,766)
Employee benefits		(27,492)		(3,534)		—		137		1,078		(1,040)		(30,851)
Goodwill		(222,513)		—		—		(30,710)		—		—		(253,223)
Deferred Income		(127,223)		—		—		(511,215)		—		—		(638,438)
Financial assets in concession arrangements		(189,897)		—		—		39,969		—		—		(149,928)
Intangible assets in concession arrangements		(1,890,875)		—		—		(646,473)		—		—		(2,537,348)
Biological assets		(27,704)		—		—		(3,490)		—		—		(31,194)
Lease agreements		(231,167)		—		—		(48,180)		—		—		(279,347)
Other		(176,534)		(3,760)		—		(136,658)		11,429		79,299		(226,224)
Subtotal	Ps.	(5,044,935)	Ps.	(21,239)	Ps.	(72,590)	Ps.	(1,326,523)	Ps.	(3,982)	Ps.	(17,163)	Ps.	(6,486,432)
Total	Ps.	(2,624,711)	Ps.	14,319	Ps.	86,579	Ps.	(225,304)	Ps.	414,897	Ps.	13,948	Ps.	(2,320,272)

(1) See note 1.1 “Discontinued operations of BAC Holding”

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Grupo Aval offsets deferred tax assets and liabilities by entity and tax authority, considering the application of the tax provisions in Colombia and other countries in which the legal right to offset tax assets and liabilities and other requirements in IAS 12, according to the following breakdown:

	Gross Deferred tax					Balances on Statement
December 31, 2022	amounts		Offset			of financial position
Deferred tax asset	Ps.	7,669,219	Ps.	(5,818,001)	Ps.	1,851,218
Deferred tax liability		(10,880,671)		5,818,001		(5,062,670)
Net	Ps.	(3,211,452)	Ps.	—	Ps.	(3,211,452)

	Gross Deferred tax					Balances on Statement
December 31, 2021	amounts		Offset			of financial position
Deferred tax asset	Ps.	6,171,791	Ps.	(4,406,526)	Ps.	1,765,265
Deferred tax liability		(8,738,892)		4,406,526		(4,332,366)
Net	Ps.	(2,567,101)	Ps.	—	Ps.	(2,567,101)

Grupo Aval estimates to recover its income tax assets and settle its income tax liabilities as shown below:

Deferred tax		December 31, 2022		December 31, 2021
Deferred tax asset recoverable before 12 months	Ps.	2,012,448	Ps.	1,498,125
Deferred tax asset recoverable after 12 months		5,656,771		4,673,666
Total Deferred tax asset	Ps.	7,669,219	Ps.	6,171,791

Deferred tax liability to settle before 12 months	Ps.	(1,320,594)	Ps.	(983,821)
Deferred tax liability to settle after 12 months		(9,560,077)		(7,755,071)
Total Deferred tax liability	Ps.	(10,880,671)	Ps.	(8,738,892)

Current tax		December 31, 2022		December 31, 2021
Current tax asset recoverable before 12 months	Ps.	1,192,330	Ps.	651,005
Current tax asset recoverable after 12 months		590,328		191,403
Total Current tax asset	Ps.	1,782,658	Ps.	842,408

Current tax liability to settle before 12 months	Ps.	(225,921)	Ps.	(331,716)
Current tax liability to settle after 12 months		(2,896)		(50,632)
Total Current tax liability	Ps.	(228,817)	Ps.	(382,348)

19.6          Effect of the current and deferred taxes in each component of other comprehensive income in equity:

The effects of the current and deferred taxes in each component of other comprehensive income are detailed below during the years ended on December 31, 2022, 2021 and 2020:

	December 31, 2022
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income			Net (1)
Hedged Items (2)	Ps.	(6,675,329)	Ps.	—	Ps.	(3,264)	Ps.	(6,678,593)
Hedging derivatives in foreign currency		4,051,499		(700,522)		(818,130)		2,532,847
Hedging financial liabilities in foreign currency		2,549,821		(337,996)		(586,846)		1,624,979
Cash Flow hedging		(2,396)		—		2,543		147
Foreign currency translation differences for foreign operations		1,356,213		—		(24,593)		1,331,620
Investment in associates and join ventures		81,730		—		(3,054)		78,676
Debt financial instruments		(2,187,495)		—		545,791		(1,641,704)
Subtotal Items that will be reclassified to profit or loss	Ps.	(825,957)	Ps.	(1,038,518)	Ps.	(887,553)	Ps.	(2,752,028)

Items that will not be reclassified to profit or loss
Effect of moving investment properties for own use	Ps.	461	Ps.	—	Ps.	(1,146)	Ps.	(685)
Equity financial instruments		(439,150)		—		(36,462)		(475,612)
Actuarial gains (losses) from defined benefit pension plans		95,819		—		(30,369)		65,450
Subtotal Items that will not be reclassified to profit or loss	Ps.	(342,870)	Ps.	—	Ps.	(67,977)	Ps.	(410,847)
Total “other comprehensive income” during the period	Ps.	(1,168,827)	Ps.	(1,038,518)	Ps.	(955,530)	Ps.	(3,162,875)

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	December 31, 2021
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net (1)
Hedged Items (2)	Ps.	2,565,637	Ps.	—	Ps.	(2,292)	Ps.	2,563,345
Hedging derivatives in foreign currency		(403,983)		—		275,834		(128,149)
Hedging financial liabilities in foreign currency		(1,198,919)		—		476,463		(722,456)
Cash Flow hedging		7,980		—		(3,382)		4,598
Foreign currency translation differences for foreign operations		(180,798)		—		(14,946)		(195,744)
Investment in associates and joint ventures		(846)		—		(228)		(1,074)
Debt financial instruments		(1,346,315)		—		357,814		(988,501)
Subtotal Items that will be reclassified to profit or loss	Ps.	(557,244)	Ps.	—	Ps.	1,089,263	Ps.	532,019

Items that will not be reclassified to profit or loss
Effect of moving investment properties for own use	Ps.	4,718	Ps.	—	Ps.	79	Ps.	4,797
Equity financial instruments		(110,397)		—		(19,376)		(129,773)
Actuarial gains (losses) from defined benefit pension plans		61,665		—		(15,949)		45,716
Subtotal Items that will not be reclassified to profit or loss	Ps.	(44,014)	Ps.	—	Ps.	(35,246)	Ps.	(79,260)
Total “other comprehensive income” during the period	Ps.	(601,258)	Ps.	—	Ps.	1,054,017	Ps.	452,759

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

	December 31, 2020
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net (1)
Hedged Items (2)	Ps.	883,022	Ps.	—	Ps.	(563)	Ps.	882,459
Hedging derivatives in foreign currency		(1,034,816)		—		310,445		(724,371)
Hedging financial liabilities in foreign currency		(366,195)		—		110,668		(255,527)
Cash Flow hedging		832		—		641		1,473
Foreign currency translation differences for foreign operations		(548,706)		—		11,484		(537,222)
Investment in associates and joint ventures		13,059		42,284		(869)		54,474
Debt financial instruments		172,906		—		(22,085)		150,821
Subtotal Items that will be reclassified to profit or loss	Ps.	(879,898)	Ps.	42,284	Ps.	409,721	Ps.	(427,893)

Items that will not be reclassified to profit or loss
Effect of moving investment properties for own use	Ps.	9,014	Ps.	—	Ps.	(765)	Ps.	8,249
Equity financial instruments		193,880		—		4,425		198,305
Actuarial gains (losses) from defined benefit pension plans		(9,488)		—		1,516		(7,972)
Subtotal Items that will not be reclassified to profit or loss	Ps.	193,406	Ps.	—	Ps.	5,176	Ps.	198,582
Total “other comprehensive income” during the period	Ps.	(686,492)	Ps.	42,284	Ps.	414,897	Ps.	(229,311)

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

19.7          Uncertainties in Open Tax Positions

As of December 31, 2022, and 2021, Grupo Aval recognized tax uncertainty liabilities for Ps. 4,307 and Ps. 50,006 respectively. Uncertain tax positions corresponding to expenses, considered deductible, and which, according to decisions of the tax authorities, could be considered as non-deductible. The balance as of December 31, 2022 is expected to be used fully or released when the inspection rights of the tax authorities with respect to the open tax returns expire.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

19.8   Withholdings tax on dividends paid between entities

Decree 2457 of November 12, 2020, regulates the articles 242, 242-1, 245, 26-1 y 895 of Colombian Tax Code. This Decree specifies the rules for the application of the special rate for dividends and participations, together with the procedures for the application of withholding tax (¨WHT"). This WHT at the source is paid by the withholding agent in the period in which it is applied. The WHT on distributions made to entities, which is treated as a tax credit deducted at source when a subsequent distribution is made by the entity to an individual. In essence, the tax credit resulting from the WHT is awarded to the ultimate beneficiary, not to the entity receiving the dividend in the first place. When the entity first receives the distribution, it accounts for the WHT in equity, as a reduction in dividends payable to individuals in accordance with paragraph 65A of IAS 12.  Grupo Aval recorded WHT for Ps. 5,363 and Ps. 11,309 during years 2022 and 2021, respectively. The figure of transferable withholdings applies to Colombian companies.

NOTE 20 – CUSTOMER DEPOSITS

20.1   Detail of the composition of the deposits

The following is the detail of the balances of the deposits received from Grupo Aval´s customer and subsidiaries in development of their deposit collection operations as of December 31, 2022 and 2021:

Detail	December 31, 2022		December 31, 2021

Demand
Checking accounts	Ps.	25,932,053	Ps.	59,225,849
Savings accounts		74,293,894		89,097,128
Other funds on demand		841,505		617,201
		101,067,452		148,940,178

Term deposits
Fixed term deposit certificates (1)		72,273,697		85,530,244
Total deposits	Ps.	173,341,149	Ps.	234,470,422

Per currency
In Colombian Pesos	Ps.	142,071,530	Ps.	122,904,271
In foreign currency		31,269,619		111,566,151
Total per currency	Ps.	173,341,149	Ps.	234,470,422
(1)	The amount of term deposits due over 12 months as December 31, 2022 is Ps. 14,702,118 and December 31, 2021 is Ps. 26,380,487.

20.2  Detail of the effective interest rates

The following is a summary of the effective interest rates which are accrued on customer deposits is as follows:

December 31, 2022
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.01%	13.20%	0.02%	4.40%
Saving accounts	0.01%	17.20%	0.01%	4.00%
Fixed term deposit certificates	0.05%	19.54%	0.15%	8.05%

December 31, 2021
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.05%	3.69%	0.01%	5.50%
Saving accounts	0.01%	6.03%	0.01%	8.00%
Fixed term deposit certificates	0.05%	10.15%	0.01%	10.35%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

20.3  Detail of the concentration of deposits received from customers per economic sector

	December 31, 2022			December 31, 2021
	Amount		%	Amount		%
Individuals	Ps.	36,618,776	21.1%	Ps.	49,728,304	21.2%
Financial		29,871,901	17.2%		34,729,994	14.8%
Government and Colombian Government entities		19,655,737	11.3%		19,302,161	8.2%
Services		16,143,899	9.3%		26,808,490	11.4%
Insurance		10,206,023	5.9%		7,017,685	3.0%
Commerce		10,030,824	5.8%		36,427,804	15.5%
Manufacturing		3,689,037	2.1%		5,761,688	2.5%
Real Estate		3,109,595	1.8%		4,410,650	1.9%
Agriculture and livestock		2,314,989	1.3%		2,588,497	1.1%
Transport		1,849,662	1.1%		2,134,067	0.9%
Exploitation of mines and quarries		1,700,628	1.0%		2,412,425	1.0%
Education		1,438,654	0.8%		1,577,282	0.7%
Artistic, entertainment and recreation activities		1,035,984	0.6%		732,304	0.3%
Telecommunications		895,281	0.5%		2,126,723	0.9%
Colombian Municipalities		433,063	0.2%		443,543	0.2%
Foreign Governments		425,450	0.2%		931,011	0.4%
Tourism		25	0.1%		558,777	0.2%
Other		33,921,621	19.7%		36,779,017	15.8%
Total	Ps.	173,341,149	100%	Ps.	234,470,422	100%

NOTE 21 – FINANCIAL OBLIGATIONS

21.1          Financial obligations other than issued bonds

a)	Interbank borrowings, overnight funds and borrowings from banks and others

The following is a summary of the financial obligations of Grupo Aval as of December 31, 2022 and 2021:

	December		December
	31, 2022		31, 2021

Local Currency
Interbank funds
Overnight funds	Ps.	10,049	Ps.	8,910
Interbank funds purchased		271,843		972,439
Commitments to transfer open and closed repo operations		2,221,471		3,644,717
Commitments to transfer simultaneous operations		4,106,145		4,422,249
Commitments originated in short positions simultaneous operations		784,651		717,210
Total interbank funds	Ps.	7,394,159	Ps.	9,765,525
Borrowings from banks and others
Borrowings		3,986,088		1,973,866
Leases contracts		1,566,279		1,488,300
Overdrafts in bank checking account		52		—
Other financial obligations		237,993		7,721
Total borrowings from banks and others	Ps.	5,790,412	Ps.	3,469,887

Foreign currency
Interbank funds
Overnight funds		7,199		1,733
Interbank funds purchased		450,762		239,390
Commitments to transfer open and closed repo operations		1,162,612		596,134

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	December		December
	31, 2022		31, 2021
Commitments to transfer simultaneous operations		73,189		69,633
Total interbank funds	Ps.	1,693,762	Ps.	906,890
Borrowings from banks and others
Borrowings		18,699,150		18,382,147
Leases contracts		769,665		1,393,857
Andean Development Corporation (Corporación Andina de Fomento)		—		627,600
Letters of credit		1,256,283		1,311,128
Bankers acceptances		3,793,848		1,909,580
Overdrafts in bank checking account		—		30,292
Other financial obligations		—		219
Total borrowings from banks and others	Ps.	24,518,946	Ps.	23,654,823
Total interbank borrowings, overnight funds and borrowings from banks and others	Ps.	39,397,279	Ps.	37,797,125

The amount of interbank borrowings, overnight funds and borrowings from banks and others due over 12 months as of December 31, 2022 was Ps. 10,952,395 and as of December 31, 2021 was Ps. 11,436,422.

Short-term obligations associated with simultaneous and repo operations as of December 31, 2022 amounted to Ps. 4,179,334 were guaranteed with investments were Ps. 8,894,265.  And short-term obligations associated with simultaneous and repo operations as of December 31, 2021 amounted to Ps. 4,491,882 were guaranteed with investments were Ps. 9,994,115.

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

The details of the borrowings from these entities as of December 31, 2022, and 2021 and are as follows:

	Interest rates in force at cut off	December 31, 2022		December 31, 2021
Banco de Comercio Exterior - “BANCOLDEX”	Fix between 2.19% and 18.83%, DTF + 0.30% to 14.00%, IBR + 0.10% to 16.75%, LIBOR6 + 2.95% to 4.02%, SOFR6 + 2.75% to 4.02%	Ps.	1,632,763	Ps.	822,948
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO”	Fix between 6.31% and 15.02%, DTF + 0.50% to 2.50% and IBR + 0.40% to 14.95%		722,857		394,391
Financiera de Desarrollo Territorial “FINDETER”	Fix between 4.40% and 18.85%, DTF + 1.00% to 14.59%, IBR + 0.40% to 18.18%, CPI + 0.50% and 6.31%		2,001,655		2,009,930
Total		Ps.	4,357,275	Ps.	3,227,269

The amount of borrowings from development entities due over 12 months as of December 31, 2022 was Ps. 3,854,907, and as of December 31, 2021 was Ps. 3,104,889.

The amount of financial obligations with development entities in Colombian pesos as of December 31, 2022 is Ps.4,241,367 and as of December 31, 2021 is Ps.3,214,706; in foreign currency, as of December 31, 2022 is Ps.115,908 and as of December 31, 2021 is Ps.12,563.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The detail of issued bonds as of December 31, 2022 and 2021, by issuance date and maturity date was as follows:

		December		December
Issuer	Issue Date (*)	31, 2022		31, 2021		Maturity Date (*)	Interest Rate (*)
Local Currency
Banco Av. Villas S.A.	23/02/2021	Ps.	361,268	Ps.	475,949	Between 23/02/2024 and 23/02/2026	CPI + 0.71% to 1.36%
Banco de Bogotá S.A.	Between 24/09/2020 and 10/02/2021		906,568		902,331	Between 24/09/2023 and 10/02/2026	CPI + 1.16%; IBR + 1.14% and Fix Between 3.40% and 4.75%
Banco de Occidente S.A	Between 09/08/2012 and 20/08/2020		2,269,916		2,685,078	Between 20/08/2023 and 14/12/2032	CPI + 2.37% to 4.65%; IBR + 1.37% and Fix 5.83%
Corporación Financiera Colombiana S.A.	Between 27/08/2009 and 20/10/2021		3,509,805		3,754,128	Between 23/01/2023 and 19/11/2045	CPI + 1.58% to 5.99%; Fix Between 3.77% and 7.10%
Banco Popular S.A	Between 12/10/2016 and 10/03/2022		2,725,242		2,518,982	Between 04/02/2023 and 10/03/2027	CPI + 2.58% to 4.13%; IBR + 1.59% to 2.68% and Fix Between 5.88% and 10.20%
Grupo Aval Acciones y Valores S.A.	Between 03/12/2009 and 14/11/2019		1,138,143		1,132,101	Between 14/11/2024 and 28/06/2042	CPI + 3.69% to 5.20% and Fix 6.42%
Peso denominated Total		Ps.	10,910,942	Ps.	11,468,569

Foreign Currency
Banco de Bogotá S.A. Under rule 144A.	Between 19/02/2013 and 03/08/2017	Ps.	9,897,818	Ps.	8,509,886	Between 19/02/2023 and 03/08/2027	Fix Between 4.38% to 6.25%
BAC Credomatic and MFH
El Salvador			—		421,097
Honduras			—		334,127
MFH	Between 15/03/2019 and 29/12/2022		331,209		1,569,444	Between 19/01/2023 and 29/12/2032	Fix Between 2.00% to 7.25%
BAC Credomatic and MFH Total		Ps.	331,209	Ps.	2,324,668
Banco Bogotá, BAC and MFH Total		Ps.	10,229,027	Ps.	10,834,554
Grupo Aval Limited	4/02/2020		4,822,146		7,971,392	4/02/2030	Fix 4.38%
Promigas S.A. and Gases del Pacífico S.A.C. Under rule 144A.	Between 16/10/2019 and 22/10/2020		2,400,106		1,983,417	Between 16/10/2029 and 22/10/2029	Fix 3.75%
Foreign Currency Total		Ps.	17,451,279	Ps.	20,789,363
Total of Bonds		Ps.	28,362,221	Ps.	32,257,932

(*) This information as of December 31, 2022

The amount of issued bonds due over 12 months as of December 31, 2022 was Ps. 24,405,886 and as of December 31, 2021 was Ps. 25,521,295.

Grupo Aval had no defaults on principal or interest payments or other breaches with respect to its liabilities during the years ended December 31, 2022 and 2021, and Grupo Aval is complying with the related covenants agreed with investors and debtors.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

21.3          Analysis of changes in financing during the year

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Reconciliation of movements of liabilities to cash flows arising from financing activities

			Liabilities						Equity								Total
	Notes		Dividends payable		Bonds issued		Leases contracts		Subscribed and paid-in capital		Additional paid-in capital		Appropriated retained earnings		Non-controlling interest
Balance at December 31, 2019		Ps.	631,111	Ps.	21,918,268	Ps.	3,033,502	Ps.	22,281	Ps.	8,445,766	Ps.	10,289,073	Ps.	13,497,702	Ps.	57,837,703
Cash flows from financing activities:
Dividends paid to shareholders			(1,330,241)		—		—		—		—		—		—		(1,330,241)
Dividends paid to non-controlling interest	26		(946,034)		—		—		—		—		—		—		(946,034)
Issuance of debt securities			—		5,733,500		—		—		—		—		—		5,733,500
Interest issuance of debt securities			—		(7,180)		—		—		—		—		—		(7,180)
Payment of outstanding debt securities			—		(2,185,636)		—		—		—		—		—		(2,185,636)
Leases contracts			—		—		(429,636)		—		—		—		—		(429,636)
Redemption of preferred shares			—		—		—		—		—		—		(379,320)		(379,320)
Equity transaction			—		—		—		—		(546)		—		(50,458)		(51,004)
Net cash used in financing activities			(2,276,275)		3,540,684		(429,636)		—		(546)		—		(429,778)		404,449
Cash flows from operating activities:
Accrued interest			—		1,545,009		210,816		—		—		—		—		1,755,825
Interest paid			—		(1,503,675)		(191,924)		—		—		—		—		(1,695,599)
Other Changes			2,294,038		2,260,511		402,975		—		—		(1,336,916)		(957,390)		2,663,218
Total liabilities related to other changes			2,294,038		2,301,845		421,867		—		—		(1,336,916)		(957,390)		2,723,444
Total equity related to other changes			—		—		—		—		25,650		2,349,977		2,671,725		5,047,352
Balance at December 31, 2020		Ps.	648,874	Ps.	27,760,797	Ps.	3,025,733	Ps.	22,281	Ps.	8,470,870	Ps.	11,302,134	Ps.	14,782,259	Ps.	66,012,948
Cash flows from financing activities:
Dividends paid to shareholders			(1,230,841)		—		—		—		—		—		—		(1,230,841)
Dividends paid to non-controlling interest	26		(913,356)		—		—		—		—		—		—		(913,356)
Issuance of debt securities			—		2,932,471		—		—		—		—		—		2,932,471
Interest issuance of debt securities			—		(1,191)		—		—		—		—		—		(1,191)
Payment of outstanding debt securities			—		(1,631,318)		—		—		—		—		—		(1,631,318)
Leases contracts			—		—		(472,084)		—		—		—		—		(472,084)
Redemption of preferred shares			—		—		—		—		—		—		(29,751)		(29,751)
Equity transaction			—		—		—		—		—		—		120		120
Net cash used in financing activities			(2,144,197)		1,299,962		(472,084)		—		—		—		(29,631)		(1,345,950)
Cash flows from operating activities:
Accrued interest			—		1,631,055		173,214		—		—		—		—		1,804,269
Interest paid			—		(1,590,137)		(168,966)		—		—		—		—		(1,759,103)
Other Changes			2,093,857		3,156,256		324,260		—		—		(1,203,000)		(823,551)		3,547,822
Total liabilities related to other changes			2,093,857		3,197,174		328,508		—		—		(1,203,000)		(823,551)		3,592,988
Total equity related to other changes			—		—		—		—		19,929		3,284,253		2,528,917		5,833,099
Balance at December 31, 2021		Ps.	598,534	Ps.	32,257,933	Ps.	2,882,157	Ps.	22,281	Ps.	8,490,799	Ps.	13,383,387	Ps.	16,457,994	Ps.	74,093,086
Cash flows from financing activities:
Dividends paid to shareholders			(414,267)		—		—		—		—		—		—		(414,267)
Dividends paid to non-controlling interest			(615,177)		—		—		—		—		—		—		(615,177)
Issuance of debt securities			—		695,136		—		—		—		—		—		695,136
Payment of outstanding debt securities			—		(7,837,898)		—		—		—		—		—		(7,837,898)
Leases contracts			—		—		(383,472)		—		—		—		—		(383,472)
Equity transaction			—		—		—		—		7,280		—		(22,294)		(15,014)
Net cash used in financing activities			(1,029,444)		(7,142,762)		(383,472)		—		7,280		—		(22,294)		(8,570,692)
Cash flows from operating activities:
Accrued interest			—		2,147,935		148,806		—		—		—		—		2,296,741
Interest paid			—		(2,109,636)		(146,275)		—		—		—		—		(2,255,911)
Other Changes			651,725		3,208,751		(165,272)		1,463		1,082,307		(1,193,728)		(542,353)		3,042,893
Total liabilities related to other changes			651,725		3,247,050		(162,741)		1,463		1,082,307		(1,193,728)		(542,353)		3,083,723
Total equity related to other changes			—		—		—		—		(9,012)		(4,171,242)		(1,538,658)		(5,718,912)
Balance at December 31, 2022		Ps.	220,815	Ps.	28,362,221	Ps.	2,335,944	Ps.	23,744	Ps.	9,571,374	Ps.	8,018,417	Ps.	14,354,689	Ps.	62,887,205

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

The detail of the balance of liabilities for employee benefits as of December 31, 2022, and 2021 is as follows:

	December 31, 2022		December 31, 2021
Short term	Ps.	425,523	Ps.	552,889
Post-employment		349,587		522,196
Long term		133,085		134,831
Total	Ps.	908,195	Ps.	1,209,916

Plan Asset	Ps.	(18,176)	Ps.	(46,840)

Net employee benefits	Ps.	890,019	Ps.	1,163,076

22.1          Post-employment benefits

In Colombia, when employees retire after completing certain thresholds of years and time of service, retirement pensions are assumed by public or private pension funds based on defined contribution plans. Entities and employees contribute monthly defined amounts by law to gain entitlement to a pension at the time of retirement.

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

Some retirees of Grupo Aval and its subsidiaries receive benefits including coverage of medical treatments.

As of December 31, 2022 and 2021, the post-employment benefit expense is composed of:

	December 31, 2022		December 31, 2021
Defined contribution plan	Ps.	101,862	Ps.	93,142
Defined benefit plan		34,623		33,454
Total	Ps.	136,485	Ps.	126,596

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

The following table shows the Post-employment and long-term benefits movements during the years ended on December 31, 2022, 2021 and 2020 are as follows:

	Post-employment benefits						Long-term benefits
	December		December		December		December		December		December
	31, 2022		31, 2021		31, 2020		31, 2022		31, 2021		31, 2020
Balance at the beginning of the year	Ps.	522,196	Ps.	597,936	Ps.	590,914	Ps.	134,831	Ps.	180,090	Ps.	186,333
Business combination (1)		—		—		13,632		—		—		—
Service costs		3,845		2,749		3,819		14,815		18,454		17,915
Interests cost		30,778		30,705		29,632		8,949		7,982		8,563
Gain on settlements		—		278		—		—		—		—
Past Service Costs (2)		—		—		—		—		(28,009)		(15,659)
	Ps.	556,819	Ps.	631,668	Ps.	637,997	Ps.	158,595	Ps.	178,517	Ps.	197,152
Changes in actuarial assumptions from changes in demographic assumptions		—		(15)		—		—		(86)		—
Changes in actuarial assumptions from changes in financial assumptions		(69,967)		(54,996)		(6,152)		(14,149)		(19,976)		3,823
Changes in actuarial assumptions from changes in the experience		2,167		(21,264)		9,686		10,456		(2,893)		7,626
	Ps.	(67,800)	Ps.	(76,275)	Ps.	3,534	Ps.	(3,693)	Ps.	(22,955)	Ps.	11,449
Payments to employees		(51,306)		(51,591)		(53,327)		(21,817)		(20,731)		(28,511)
Liquidation of entities		(432)		—		—		—		—		—
Reclassification BAC (3)(4)		—		(1,002)		4,539		—		—		—
Loss of control in subsidiary (3)		(98,024)		—		—		—		—		—
Discontinued operations (3)		6,251		15,125		4,465		—		—		—
Effect of movements in exchange rates		4,079		4,271		728		—		—		—
Liability balance at the end of the year	Ps.	349,587	Ps.	522,196	Ps.	597,936	Ps.	133,085	Ps.	134,831	Ps.	180,090

Plan Assets
Balance at the beginning of the year plan assets	Ps.	(46,840)	Ps.	(38,241)	Ps.	(22,756)	Ps.	—	Ps.	—	Ps.	—
Business combination (1)		—		—		(13,632)		—		—		—
Recognition of the active plan		—		—		(840)		—		—		—
Interests income		(427)		(522)		(38)		—		—		—
Remeasurements on plan assets		5,885		(1,676)		236		—		—		—
Reclassification BAC (3)(4)		—		(3,189)		300		—		—		—
Loss of control in subsidiary (3)		27,269		—		—		—		—		—
Discontinued operations (3)		—		(798)		(825)		—		—		—
Effect of movements in exchange rates		(4,063)		(2,414)		(686)		—		—		—
Balance at the end of the year plan assets	Ps.	(18,176)	Ps.	(46,840)	Ps.	(38,241)	Ps.	—	Ps.	—	Ps.	—
Net Balance at the end of the year	Ps.	331,411	Ps.	475,356	Ps.	559,695	Ps.	133,085	Ps.	134,831	Ps.	180,090
(1)	See note 35, recognition of the business combination on Multi Financial Group, Inc.
(2)	The variation includes the effect of a change in a long-term institutional benefit plan for the year 2021 at Banco de Occidente and Fiduciaria de Occidente, and for the year 2020 at Porvenir and Fiduciaria Bogota which went from being a defined benefit plan to a defined contribution plan, through which the bank makes monthly contributions into a fund created for each employee.
(3)	See note 1.1., "Discontinued operation of BAC Holding".
(4)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The assumptions used to calculate the obligation projected for different post-employment benefits employees are as follows:

	December 31,	December 31,
Post-employment benefits *	2022	2021
Discount interest rate	13.27%	7.15%
Inflation rate	3.00%	2.91%
Salary growth rate	3.58%	3.06%
Pension growth rate	3.00%	3.03%

* Entities in Colombia and subsidiaries abroad participate.

	December 31,	December 31,
Long-term benefits *	2022	2021
Discount interest rate	13.72%	7.20%
Inflation rate	3.00%	3.00%
Salary growth rate	4.00%	3.40%

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

The sensitivity analysis for post-employment and long-term benefits liabilities due to defined benefits plans to different actuarial and financial variables is shown below, maintaining other variables at constant values (increase or decrease 50 basis points):

	-0.50 basic points				+0.50 basic points
At December 31, 2022	Post-employment benefits		Long-term benefits		Post-employment benefits		Long-term benefits
Discount interest rate	Ps.	8,242	Ps.	2,414	Ps.	(7,920)	Ps.	(2,317)
Salaries growth rate		(1,621)		(2,991)		1,671		3,101
Retirement growth rate		(7,191)		N/A		3,589		N/A

	-0.50 basic points				+0.50 basic points
At December 31, 2021	Post-employment benefits		Long-term benefits		Post-employment benefits		Long-term benefits
Discount interest rate	Ps.	17,436	Ps.	3,258	Ps.	(16,970)	Ps.	(3,073)
Salaries growth rate		(5,898)		(3,752)		5,513		3,946
Retirement growth rate		(13,832)		N/A		13,967		N/A

Future benefit payments projected, reflecting services, as the case may be, are expected to be paid as follows:

		Payments for post-		Payments for long-
Year		employment		term benefits
2023	Ps.	59,383	Ps.	22,578
2024		61,759		28,826
2025		61,134		29,827
2026		60,693		25,644
2027		60,100		27,505
Years 2028 – 2032		319,541		129,194
Total	Ps.	622,610	Ps.	263,574

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

NOTE 23 – LEGAL RELATED AND NON-LEGAL RELATED PROVISIONS

The movement and balances of legal and non-legal related provisions during the periods ended on December 31, 2022, 2021 and 2020 are described below:

	For legal		Non-legal		Total provisions
Balance as of January 1, 2020	Ps.	194,680	Ps.	673,962	Ps.	868,642
Business combination (1)		2,417		1,415		3,832
Provisions increase during the year		190,860		119,982		310,842
Use of provisions		(20,951)		(88,780)		(109,731)
Reversed provisions not utilized		(124,616)		(42,616)		(167,232)
Effect of movements in exchange rates		(144)		6,065		5,921
Reclassification BAC (2) (3)		—		1,023		1,023
Discontinued operations (2)		(472)		25		(447)
Balance as of December 31, 2020	Ps.	241,774	Ps.	671,076	Ps.	912,850
Provisions increase during the year		196,452		410,810		607,262
Use of provisions		(72,892)		(47,426)		(120,318)
Reversed provisions not utilized		(118,865)		(146,599)		(265,464)
Effect of movements in exchange rates		503		7,649		8,152
Reclassification BAC (2) (3)		(9,749)		3,382		(6,367)
Discontinued operations (2)		10,306		3,840		14,146
Balance as of December 31, 2021	Ps.	247,529	Ps.	902,732	Ps.	1,150,261
Provisions increase during the year		183,294		380,005		563,299
Use of provisions		(44,895)		(200,406)		(245,301)
Reversed provisions not utilized (4)		(155,475)		(62,180)		(217,655)
Effect of movements in exchange rates		370		17,810		18,180
Loss of control in subsidiary (2)		(2,047)		(40,193)		(42,240)
Discontinued operations (2)		417		210		627
Balance as of December 31, 2022	Ps.	229,193	Ps.	997,978	Ps.	1,227,171

(1) Includes recognition of the business combination on Multi Financial Group, Inc., (see note 35).

(2) See note 1.1 “ Discontinued operations of  BAC Holding”.

(3) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(4) For legal related, recovery of provisions by Porvenir for December of 2022 by Ps. 149,598 for claims for nullity of affiliations that were in progress.

Estimated period to be canceled	Legal provisions		Non-legal		Total provisions
Within twelve months	Ps.	9,449	Ps.	363,888	Ps.	373,337
After twelve months		219,744		634,090		853,834
Balance as of December 31, 2022	Ps.	229,193	Ps.	997,978	Ps.	1,227,171

Estimated period to be canceled	Legal provisions		Non-legal		Total provisions
Within twelve months	Ps.	7,892	Ps.	225,226	Ps.	233,118
After twelve months		239,637		677,506		917,143
Balance as of December 31, 2021	Ps.	247,529	Ps.	902,732	Ps.	1,150,261

Legal related:

Administrative proceedings

At December 31, 2022 and 2021, the outstanding balance of provisions recorded for administrative proceedings were Ps. 26,476 and Ps. 24,433 respectively, by way of claims for administrative or judicial processes of a tax nature, initiated by national and local authorities that establish, in some cases sanctions in which the subsidiaries of Grupo Aval would incur.

Labor proceedings

At December 31, 2022 and 2021, the outstanding balance of provisions recorded for labor proceedings were Ps. 29,592 and Ps. 32,381 respectively. Labor proceedings include labor pursuits, indemnities for former employees against some  subsidiaries of Grupo Aval. The time expected for resolution is uncertain since each proceeding is based on different instances.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Other proceedings

At December 31, 2022 and 2021, the outstanding balance of other legal provisions recorded were Ps. 173,125 and Ps. 190,715, respectively, being the most representative:

●	Provisions made to cover claims for nullity of affiliations to Porvenir, old age disability and survival pensions which amounted to Ps. 144,038 and Ps. 163,157, respectively.

Non-legal related:

At December 31, 2022 and 2021 the outstanding balance of non-legal related provisions recorded amounting were Ps. 997,978 and Ps. 902,732, respectively, are mainly comprised by:

●	Provisions in Corficolombiana´s affiliates as of December 31, 2022 and 2021, associated with the maintenance, restoration and rehabilitation of constructions and buildings, professional fees relating to development of concession contracts of Ps. 339,191 and Ps. 299,950 respectively.
●	Provision in Proinvipacífico, a Corficolombiana´s subsidiary as of December 31, 2022 and 2021 for the recognition of additional costs on the Pacífico 1 project of Ps. 55,933 and Ps. 117,294 respectively.
●	Provisions in Porvenir´s subsidiary as of December 31, 2022, and 2021, where the main balance corresponds to undercapitalized accounts, these are individual pension accounts called "Fondo de Pensiones Obligatorias Especial Porvenir de Retiro Programado", which according to actuarial projections do not have the required balance to achieve minimum pension payment, and thus have to be provisioned for the expected difference of Ps. 289,381 and Ps. 272,428 respectively.
●	Provisions of several subsidiaries of Grupo Aval as of December 31,2022 and 2021, corresponding to the dismantling of ATMs and offices of Ps. 59,002 and Ps. 89,043, respectively.
●	Provisions for losses on loan commitments as of December 31 2022 and 2021, of Ps. 64,910 and Ps. 62,041 respectively. (See note 4.1.5) Loan commitments and financial guarantee contracts.

NOTE 24 – OTHER LIABILITIES

Other liabilities of December 31, 2022 and 2021 comprise the following:

Other liabilities	December 31, 2022		December 31, 2021
Income received for third parties	Ps.	3,039,484	Ps.	2,719,882
Suppliers and services payable		2,803,736		3,228,295
Transactions ATH and ACH (1)		749,578		574,011
Cashier checks		646,688		806,066
Withholdings taxes and labor contributions		611,951		582,910
Contract liability related to concessions		515,688		548,167
Commissions and fees		399,895		331,516
Collection on behalf of third parties		266,462		339,545
Dividends payable		220,815		598,534
Insurance payables		111,081		150,282
Collection service		101,615		332,368
Checks drawn and not paid		88,128		127,944
Cash surplus		69,291		75,524
Value added tax - VAT		59,599		80,307
Financial transactions tax		52,787		41,190
Canceled accounts		34,645		35,271
Anticipated income		18,001		91,420
Customer loyalty programs		14,009		221,990
Other liabilities		338,349		660,534
Total other liabilities	Ps.	10,141,802	Ps.	11,545,756
(1)	A Toda Hora S.A. – ATH y ACH Colombia S.A. are entities that administer low-value payment systems that are in charge of supporting entities for clearing transactions that are carried out through electronic channels.

Other liabilities		December 31, 2022		December 31, 2021
Liabilities to be canceled within twelve months		8,043,321		7,705,817
Liabilities to be canceled after twelve months		2,098,481		3,839,939
Total	Ps.	10,141,802	Ps.	11,545,756

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

NOTE 25 – EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT

Authorized, issued and outstanding shares as of December 31, 2022 and 2021 consisted of the following:

		December 31, 2022	December 31, 2021
Authorized shares		120,000,000,000	120,000,000,000
Subscribed fully paid shares		22,281,017,159	22,281,017,159
Total outstanding shares		22,281,017,159	22,281,017,159
Issuance of shares (1)		1,462,458,595	-
Total outstanding shares		23,743,475,754	22,281,017,159

Issuance of shares		1,462,458,595
Subscribed and paid-in capital	Ps.	1,463
Additional paid-in capital		1,082,307
Issuance of shares (2)	Ps.	1,083,770

The outstanding shares are as follows:		December 31, 2022	December 31, 2021
Common voting shares (3)		16,204,145,980	15,122,739,992
Preferred non-voting shares (4)		7,539,329,774	7,158,277,167
(1)	Issuance of shares for dividend distribution.
(2)	These shares were issued at Ps. 741.06 pesos per share, recognizing Ps.1 peso in capital stock and Ps. 740.06 pesos in Additional paid-in capital.
(3)	Common Voting shares with a nominal value of (Ps. 1) Colombian peso.
(4)	Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2022 and 2021, 2,515,570 and 8,457,760 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

25.1 Appropriated retained earnings

As of December 31, 2022, and 2021 the appropriation of retained earnings is as follows:

	December 31, 2022		December 31, 2021
Retained earnings (1)	Ps.	(4,810,106)	Ps.	2,671,450
Withholding tax over dividends		(535)		(5,740)
Legal reserve		11,872		11,140
Statutory and voluntary reserves		12,817,186		10,706,541
	Ps.	8,018,417	Ps.	13,383,391
(1)	See note 1.1., "Discontinued operation of BAC Holding".

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

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

25.2 Declared Dividends

The dividends are declared and paid to shareholders based on unconsolidated net income under Colombian IFRS (NCIF), the dividends declared were as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
Net income for the periods ended in	Ps.	3,502,758	Ps.	2,399,001	Ps.	3,031,238
Cash dividends declared

In the general assembly held in March 2022, A stock dividend at the rate of $54 per share on the 22,281,017,159 common and preferred shares outstanding as of December 31, 2021.
These dividends will be paid in shares, at the rate of 1 share for every 13.72333 common or preferred shares, as of December 31, 2021.
The payment of the shares will be made on May 31, 2022, to whoever is entitled to it at the time the payment becomes due in accordance with current regulations. For this purpose, up to a total of 1,623,586,385 new shares of the same species held by the shareholder will be issued. The unit value of the shares will be 741.06. (*)

				In the general assembly held in March 2021, 54.00 pesos per share payable in twelve installments of 4.50 pesos per share, from April 2021 to March 2022.		In the general assembly held in March 2020, 60.00 pesos per share payable in twelve installments of 5.00 pesos per share, from April 2020 to March 2021.
Total outstanding shares		22,281,017,159		22,281,017,159		22,281,017,159
Total dividends declared	Ps.	1,203,175	Ps.	1,203,175	Ps.	1,336,861

(*) See Consolidated Statement of Changes in Equity for dividends distribution.

25.3 Earnings per share

●	Basic earnings per share

Grupo Aval calculates basic earnings per share by dividing net income for the year attributable to controlling interest of Grupo Aval parent company by the weighted average number of shares outstanding during the year (including common and preferred shares).

The following table summarizes the earnings per share for the year ended as of December 31, 2022, 2021 and 2020:

		December 31, 2022		December 31, 2021		December 31, 2020
Net income for the year	Ps.	4,869,133	Ps.	5,668,502	Ps.	4,631,616
Less: participation of non- controlling interests		(2,386,248)		(2,370,766)		(2,282,095)
Net income attributable to owners of the parent		2,482,885		3,297,736		2,349,521

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(791,989)		(1,058,554)		(753,457)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	1,690,896	Ps.	2,239,182	Ps.	1,596,064
Weighted average number of common shares outstanding used in basic EPS calculation (2)		15,760,496,801		15,128,947,661		15,135,829,538
Basic and Diluted earnings per share to common shareholders (in Colombian pesos )		107.29		148.01		105.45
Basic and Diluted earnings per ADS (3) (in Colombian pesos )		2,145.74		2,960.13		2,108.99
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		23,142,465,372		22,281,017,159		22,281,017,159
Basic earnings of the owners of the parent per share in Colombian pesos		107.29		148.01		105.45
(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

The following table summarizes earnings per share over net income from continuing operations for the years ended December 31, 2022, 2021 and 2020.

		December 31, 2022		December 31, 2021		December 31, 2020
Net income from continuing operations	Ps.	4,002,967	Ps.	4,041,190	Ps.	3,481,804
Less: participation of non- controlling interests		(2,114,072)		(1,862,010)		(1,922,623)
Net income attributable to owners of the parent		1,888,895		2,179,180		1,559,181

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(602,519)		(699,504)		(500,007)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	1,286,376	Ps.	1,479,676	Ps.	1,059,174
Weighted average number of common shares outstanding used in basic EPS calculation (2)		15,760,496,801		15,128,947,661		15,135,829,538
Basic and Diluted earnings per share to common shareholders (in Colombian pesos)		81.62		97.80		69.98
Basic and Diluted earnings per ADS (3) (in Colombian pesos )		1,632.41		1,956.09		1,399.56
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		23,142,465,372		22,281,017,159		22,281,017,159
Basic earnings of the owners of the parent per share in Colombian pesos		81.62		97.80		69.98
(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.

The following table summarizes earnings per share over net income from discontinued operations for the years ended December 31, 2022, 2021 and 2020.

		December 31, 2022		December 31, 2021		December 31, 2020
Net income from discontinued operations, net of tax	Ps.	866,166	Ps.	1,627,312	Ps.	1,149,812
Less: participation of non- controlling interests		(272,176)		(508,756)		(359,472)
Net income attributable to owners of the parent		593,990		1,118,556		790,340

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(189,470)		(359,050)		(253,450)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	404,520	Ps.	759,506	Ps.	536,890
Weighted average number of common shares outstanding used in basic EPS calculation (2)		15,760,496,801		15,128,947,661		15,135,829,538
Basic and Diluted earnings per share to common shareholders (in Colombian pesos)		25.67		50.20		35.47
Basic and Diluted earnings per ADS (3) (in Colombian pesos )		513.33		1,004.04		709.43
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		23,142,465,372		22,281,017,159		22,281,017,159
Basic earnings of the owners of the parent per share in Colombian pesos		25.67		50.20		35.47
(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.

●	Diluted earnings per share

On December 31, 2022, 2021 and 2020, Grupo Aval did not have any dilutive instruments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

25.4 Equity transactions

On December 31, 2022 some transactions took place which resulted in changes to the ownership interests of Grupo Aval and its subsidiaries, below is the detail of the most significant equity transactions:

The equity effect for Ps. 15,091, is given by the distribution of dividends from Banco de Bogotá and Corficolombiana, since Grupo Aval and its subsidiaries received dividends in shares, unlike some minority shareholders who opted to change the payment of dividends in shares for that of dividends in cash , generating a modification in the participation of Grupo Aval at the consolidated level, going from a participation of 68.74% to 68.93% in Banco de Bogotá and from 39.98% to 40.40% in Corficolombiana.  Additionally, shares were purchased in Corficolombiana going from a 40.40% stake to 40.53%.

On December 31, 2021 some transactions took place that resulted in changes to the interests of Grupo Aval and its subsidiaries, below is the detail of the most significant equity transactions:

• Corporación Financiera Colombiana S.A. - Corficolombiana S.A.

In Corficolombiana, Grupo Aval and its subsidiaries chose to receive dividends in shares, unlike some minority shareholders who opted to be paid dividends in cash, generating a dilution effect for Ps.19,929, which led to a modification in Grupo Aval's stake from 39.58% to 39.98%.

• Preference shares

There was payment of dividends Ps.14,612 corresponding to the preferred shares issued by Multi Financial Group.

On December 31, 2020, some transactions took place that resulted in changes to the interests of Grupo Aval and its subsidiaries, below is the detail of the most significant equity transactions:

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

• Preference shares

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

25.5 Consolidated Other Comprehensive Income (OCI):

Components of accumulated Other Comprehensive Income for the years ended December 31, 2022, 2021 and 2020 are as follows:

		Net gain (loss) on hedges of net investment in foreign operations		Cash flow hedges		Foreign currency translation differences from unhedged foreign operations		Effect of moving investment properties for own use		Unrealized gains (losses) debt securities		Unrealized gains (losses) Equity securities		Investments in associates and join ventures		Actuarial gains(losses)		Income tax		Total comprehensive income, net of taxes
Ending balance 2019	Ps.	(209,714)	Ps.	(874)	Ps.	(338,077)	Ps.	5,288	Ps.	387,678	Ps.	722,055	Ps.	102,285	Ps.	(175,666)	Ps.	1,457,527	Ps.	1,950,502
Current-period change		(517,989)		832		(548,706)		9,014		172,906		193,880		13,059		(9,488)		457,181		(229,311)
Ending balance 2020	Ps.	(727,703)	Ps.	(42)	Ps.	(886,783)	Ps.	14,302	Ps.	560,584	Ps.	915,935	Ps.	115,344	Ps.	(185,154)	Ps.	1,914,708	Ps.	1,721,191
Current-period change		962,735		7,980		(180,798)		4,718		(1,346,315)		(110,397)		(846)		61,665		1,054,017		452,759
Ending balance 2021	Ps.	235,032	Ps.	7,938	Ps.	(1,067,581)	Ps.	19,020	Ps.	(785,731)	Ps.	805,538	Ps.	114,498	Ps.	(123,489)	Ps.	2,968,725	Ps.	2,173,950
Current-period change		(266,716)		(2,396)		90,619		461		(2,088,548)		(439,150)		66,366		95,819		809,995		(1,733,550)
Realization of OCI to PYG of discontinued operation (1)		192,707		—		1,265,594		—		(98,947)		—		15,364		—		(2,804,043)		(1,429,325)
Ending balance 2022	Ps.	161,023	Ps.	5,542	Ps.	288,632	Ps.	19,481	Ps.	(2,973,226)	Ps.	366,388	Ps.	196,228	Ps.	(27,670)	Ps.	974,677	Ps.	(988,925)

	Non -controlling interest		Owners of the parent		Total comprehensive income, net of taxes
Beginning balance 2019	Ps.	857,055	Ps.	1,093,447	Ps.	1,950,502
Current-period change		2,123		(231,434)		(229,311)
Ending balance 2020	Ps.	859,178	Ps.	862,013	Ps.	1,721,191
Current-period change		197,590		255,169		452,759
Ending balance 2021	Ps.	1,056,768	Ps.	1,117,182	Ps.	2,173,950
Current-period change		(452,982)		(1,280,568)		(1,733,550)
Realization of OCI to PYG of discontinued operation (1)		(446,146)		(983,179)		(1,429,325)
Ending balance 2022	Ps.	157,640	Ps.	(1,146,565)	Ps.	(988,925)

(1)   See note 1.1., "Discontinued operation of BAC Holding".

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

.

NOTE 26  - NON- CONTROLLING INTEREST

The following table includes information regarding the non-controlling interest of each direct subsidiary of Grupo Aval at December 31, 2022 and 2021:

December 31, 2022
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A.	Colombia	59.47%	Ps.	9,347,843	Ps.	1,604,142	Ps.	(427,370)
Banco de Bogotá S.A. (*)	Colombia	31.07%		2,602,543		628,214		(121,337)
Banco de Occidente S.A.	Colombia	27.73%		1,234,275		96,441		(44,202)
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	Colombia	24.24%		603,288		36,527		(3)
Banco Comercial AV Villas S.A.	Colombia	20.13%		349,487		21,765		(16,225)
Banco Popular S.A.	Colombia	6.26%		217,253		(841)		(6,040)
		Total	Ps.	14,354,689	Ps.	2,386,248	Ps.	(615,177)

(*) See note 1.1., "Discontinued operation of BAC Holding”

December 31, 2021
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A.	Colombia	60.02%	Ps.	7,535,170	Ps.	1,183,899	Ps.	(400,959)
Banco de Bogotá S.A.	Colombia	31.26%		6,720,725		877,725		(430,624)
Banco de Occidente S.A.	Colombia	27.73%		1,178,665		162,923		(58,511)
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	Colombia	24.33%		402,758		87,152		(4)
Banco Comercial AV Villas S.A.	Colombia	20.13%		363,994		38,954		(13,497)
Banco Popular S.A.	Colombia	6.26%		256,682		20,113		(9,761)
		Total	Ps.	16,457,994	Ps.	2,370,766	Ps.	(913,356)

The following table includes information regarding each direct subsidiary of Grupo Aval that has significant non-controlling interests to December 31, 2022, and 2021(before eliminations):

December 31, 2022
												Cash Flow from
Entity		Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	54,030,318	Ps.	39,158,937	Ps.	13,466,165	Ps.	2,301,398	Ps.	355,507	Ps.	1,607,158
Banco de Bogotá S.A.		137,873,838		122,063,279		12,767,867		2,806,268		(586,923)		(3,276,271)
Banco de Occidente S.A.		60,004,409		54,788,335		5,799,384		456,343		(311,542)		(1,676,363)
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.		3,522,732		1,056,580		972,508		155,194		(60,646)		33,365
Banco Comercial AV Villas S.A.		19,648,282		17,801,302		2,062,719		103,774		(102,613)		274,563
Banco Popular S.A.	Ps.	32,667,378	Ps.	29,449,526	Ps.	3,406,454	Ps.	79,994	Ps.	(80,101)	Ps.	(51,186)

z
December 31, 2021
												Cash Flow from
Entity		Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	46,988,876	Ps.	33,716,537	Ps.	11,537,283	Ps.	1,849,023	Ps.	780,417	Ps.	2,508,786
Banco de Bogotá S.A.		232,334,894		206,995,928		22,354,860		4,549,032		2,036,654		(1,170,862)
Banco de Occidente S.A.		51,663,460		46,474,881		3,921,938		585,905		(37,375)		2,482,879

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

z
December 31, 2021
												Cash Flow from
Entity		Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.		4,133,467		1,462,473		1,477,232		580,202		(1,237)		404,241
Banco Comercial AV Villas S.A.		17,563,247		15,651,553		1,633,004		192,248		(21,771)		303,074
Banco Popular S.A.	Ps.	29,910,656	Ps.	26,541,256	Ps.	2,619,626	Ps.	314,577	Ps.	6,443	Ps.	485,518

NOTE 27 – COMMITMENTS AND CONTINGENCIES

Capital expenses commitments

As of December 31, 2022, and 2021, Grupo Aval and its subsidiaries had contractual disbursement commitments of capital expenditures, for tangible assets for Ps. 18,118 and Ps. 98,110, respectively; and for intangible assets for Ps. 45,186 and Ps. 129,465 respectively.

Contingencies

As of December 31, 2022, and 2021, Grupo Aval and its subsidiaries were part of administrative and legal proceedings as defendants; the claims of proceedings were assessed based on analyses and opinions of seasoned lawyers for Ps. 755,656 and Ps. 529,639 respectively in the following legal contingencies were determined:

Labor Proceedings

As of December 31, 2022, and 2021, the outstanding balances recognized for labor complaints amounted to Ps. 123,603 and Ps. 139,698 respectively. Historically, many of these proceedings have been resolved in favor of Grupo Aval and its subsidiaries.

Civil Proceedings

As of December 31, 2022, and 2021, the result of the assessment of claims for civil suits, not including those with remote probability, reached outstanding balances recognized of Ps. 273,795 and Ps. 251,523 respectively.

Administrative, Tax Proceedings and Other Proceedings

Claims derived from administrative and judicial processes include those of fiscal responsibility over concession contracts, tax proceedings and other, filed by national and local tax authorities. These authorities may establish, in some cases, sanctions in which Grupo Aval and its subsidiaries may incur as a result of: (i) the performance of their duty as a withholder or collector of national and local taxes, and/or (ii) the obligation to pay a higher tax amount in their condition of taxpayers. As of December 31, 2022, the outstanding balances recognized for these claims amounted to Ps. 358,258 . As of December 31, 2021, these amounted to Ps. 138,418.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

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

It is not possible to establish how much time it will take for the Consejo de Estado to make a decision in relation to this case. In the event that the decision of the TAC is confirmed and Episol is compelled to assume the entire amount of the penalty, the maximum impact to the net attributable profit of Grupo Aval would be Ps. 290,031.

Investigations by United States authorities

In late 2018, the Department of Justice of the United States ("DOJ") and the United States Securities and Exchange Commission ("SEC") informed Grupo Aval that they had opened an investigation on matters related to the Ruta del Sol Sector 2 project. Grupo Aval is cooperating with the DOJ and the SEC in these investigations and is in discussions regarding potential resolutions. However, we are currently unable to predict the outcome of the investigations or our discussions with the regulators, the amount of any penalties we may be required to pay or whether the outcome of these investigations will result in additional obligations.

NOTE 28 – NET INCOME FROM CONTRACTS WITH CUSTOMERS

Below is the detail of the income and expenses for commissions and fees of the continuing operations for the years ended as of December 31, 2022, 2021 and 2020:

	December 31,		December 31,		December 31,
Income from commissions and fees	2022		2021 (1)		2020 (1)
Banking service fees	Ps.	1,533,322	Ps.	1,364,835	Ps.	1,184,296
Pension and severance fund management		885,420		1,199,068		1,115,155
Debit and credit card fees		836,046		671,131		592,077
Trust activities and portfolio management services		353,285		336,637		343,268
Bonded warehouse services		187,237		169,386		155,253
Commissions on transfers, checks and checkbooks		25,181		25,187		31,113
Office network services		24,935		18,914		17,493
Other commissions and fees		29,013		10,771		8,586
Total income from commissions and fees	Ps.	3,874,439	Ps.	3,795,929	Ps.	3,447,241

	December 31,		December 31,		December 31,
Expenses from commissions and fees	2022		2021 (1)		2020 (1)
Banking services	Ps.	(473,595)	Ps.	(371,380)	Ps.	(297,688)
Sales and services commissions		(340,918)		(227,510)		(216,457)
Fees paid to pension funds sales force		(97,470)		(87,499)		(74,752)
Information processing services of operators		(24,320)		(22,940)		(21,632)
Offices network services		(16,993)		(11,158)		(14,610)
Other		(17,380)		(11,255)		(10,574)
Total expenses from commissions and fees	Ps.	(970,676)		(731,742)		(635,713)
Net income from commissions and fees	Ps.	2,903,763	Ps.	3,064,187	Ps.	2,811,528

(1) Comparative information has been re-presented due to a discontinued operation disclosed in Note 1.1.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Below is the detail of the income and cost from goods and services for the years ended as of December 31, 2022, 2021 and 2020:

	December 31,		December 31,		December 31,
Income from sales of goods and services	2022		2021		2020
Energy and Gas	Ps.	5,718,808	Ps.	4,874,278	Ps.	4,509,551
Infrastructure		5,330,193		4,662,912		3,966,192
Hotels		532,337		285,692		139,782
Agribusiness		340,984		218,511		147,443
Other services		219,005		409,521		381,821
Total income from sales of goods and services (*)	Ps.	12,141,327	Ps.	10,450,914	Ps.	9,144,789

(*) See note 31.6, to see income by country.

	December 31,		December 31,		December 31,
Costs and expenses of sales goods and services	2022		2021		2020
Cost of sales from companies from non-financial sector	Ps.	(5,575,912)	Ps.	(5,594,615)	Ps.	(4,766,263)
Allowance for impairment of loans and receivables		(59,073)		(51,064)		(46,078)
General and administrative expenses		(843,125)		(647,425)		(487,530)
Personnel expenses		(609,050)		(558,561)		(538,463)
Amortization		(305,488)		(263,755)		(230,396)
Depreciation		(103,972)		(117,246)		(119,813)
Depreciation of right of use assets		(35,294)		(34,374)		(36,002)
Employee bonuses		(11,569)		(38,766)		(28,722)
Commissions and fees expenses		(34,646)		(27,886)		(26,884)
Donations expenses		(16,739)		(16,178)		(35,622)
Labor severances		(1,363)		(2,109)		(5,715)
Total costs and expenses of sales goods and services	Ps.	(7,596,231)	Ps.	(7,351,979)	Ps.	(6,321,488)
Gross profit from sales of goods and services	Ps.	4,545,096	Ps.	3,098,935	Ps.	2,823,301

NOTE 29 – NET TRADING INCOME

Net trading income includes income from client driven trading activities primarily conducted in markets, including foreign exchange, credit, rates and equities trading, as follows:

	December 31,		December 31,		December 31,
	2022		2021 (4)		2020 (4)
Trading investment income (1)
Fixed income securities	Ps.	(60,797)	Ps.	(135,465)	Ps.	343,758
Equities		90,568		260,564		277,806
Total trading investment income	Ps.	29,771	Ps.	125,099	Ps.	621,564
Derivatives income
Net income on financial derivatives (2)	Ps.	1,503,453	Ps.	710,213	Ps.	530,506
Other trading income (3)		26,402		86,969		136,072
Total derivatives income	Ps.	1,529,855	Ps.	797,182	Ps.	666,578
Total net trading income	Ps.	1,559,626	Ps.	922,281	Ps.	1,288,142
(1)	Includes net trading income from investment securities held for trading, that reflects the interest from investment in debt securities, gains/losses from mark-to-market valuation from investment in equity and debt securities and net income from trading activities.
(2)	Includes net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on trading derivatives.
(3)	Includes gains/losses from: (i) Net changes in the valuation of hedging derivatives from mark-to-market valuations from unhedged, (ii) the ineffective portion of the hedge, (iii) Transfers of due hedging derivatives from OCI to the statement of income.
(4)	Comparative information has been re-presented due to a discontinued operation disclosed in Note 1.1.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

NOTE 30 – OTHER INCOME AND EXPENSE

Below is the detail of the other income and expense in the years ended on December 31, 2022, 2021 and 2020:

		December 31,		December 31,		December 31,
Other Income		2022		2021 (1)		2020 (1)
Share of profit of equity accounted investees, net of tax	Ps.	372,777	Ps.	300,217	Ps.	219,918
Gain on sale of assets properties, plant and equipment		142,149		20,651		22,699
Dividends		119,888		153,969		84,395
Net gain (loss) on asset valuation		50,463		20,974		(50,326)
Gain on the sale of non-current assets held for sale		10,487		13,631		101,662
Net gain (loss) on sale of debt securities		(134,699)		83,640		473,851
Foreign exchange loss, net		(1,825,718)		(491,415)		(248,277)
Other income (2)		416,082		288,013		253,266
Total other income	Ps.	(848,571)	Ps.	389,680	Ps.	857,188

(1) Comparative information has been re-presented due to a discontinued operation disclosed in Note 1.1.

(2) Includes valuation effect of Bac Holding for Ps. 137,427

	December 31,		December 31,		December 31,
Other Expense	2022		2021 (1)		2020 (1)
Personnel expenses	Ps.	(2,833,794)	Ps.	(2,634,187)	Ps.	(2,481,563)
Taxes and fees		(872,341)		(678,613)		(675,712)
Insurance		(524,557)		(480,879)		(437,438)
Consultancy, audit and other fees		(479,043)		(447,130)		(516,881)
Maintenance and repairs		(357,790)		(310,265)		(286,163)
Affiliation contributions and transfers		(252,942)		(212,952)		(156,625)
Amortization of intangible assets		(225,137)		(206,688)		(181,448)
Depreciation of tangible assets		(219,316)		(209,296)		(210,685)
Marketing		(207,071)		(174,961)		(126,514)
Depreciation right of use assets		(201,293)		(190,883)		(191,632)
Warehouse services		(144,739)		(135,625)		(145,422)
Leases (Rent)		(134,691)		(131,552)		(115,059)
Transportation services		(99,296)		(93,707)		(97,798)
Data processing		(77,803)		(62,213)		(61,183)
Cleaning and security services		(74,276)		(73,852)		(76,686)
Outsourcing services		(68,779)		(61,522)		(68,322)
Supplies and stationary		(46,114)		(45,736)		(48,395)
Losses due to claims		(39,435)		(40,409)		(74,220)
Donations expenses		(36,019)		(3,773)		(41,213)
Adaptation and installation		(30,636)		(28,947)		(24,348)
Loss from sale of property and equipment		(26,387)		(11,968)		(19,201)
Travel expenses		(24,249)		(13,295)		(10,992)
Impairment losses other assets		(20,787)		(69,950)		(6,000)
Loss from sale of non-current assets held for sale		(800)		(2,927)		(2,874)
Other		(412,488)		(468,726)		(267,857)
Total other expense	Ps.	(7,409,783)	Ps.	(6,790,056)	Ps.	(6,324,231)

(1) Comparative information has been re-presented due to a discontinued operation disclosed in Note 1.1.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

31.1          Description of products and services from which each reportable segment derives its income

Grupo Aval is organized into six main operating segments comprised by the four main banking operations (Banco de Bogotá S.A., Banco de Occidente S.A., Banco AV Villas S.A., Banco Popular S.A.), Porvenir S.A. and Corficolombiana S.A.

Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco AV Villas S.A.: these operating segments provide financial services to companies, individuals and Government organizations mainly in Colombia such as wholesale and retail lending, financial leasing, treasury operations, proprietary trading, trust, logistics and bonded warehouse services, among others.

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”): Is the leading private pension fund manager in Colombia in terms of assets under management and has the largest share of earnings in the private pension and severance fund management market in Colombia.

Corficolombiana S.A.: This operating segment consolidates all of Corficolombiana’s subsidiaries. It provides both financial and non-financial services to companies, individuals and Government organizations, mainly in Colombia and Peru. It derives its income from financial services such as: retail lending, treasury operations, proprietary trading, brokerage and trust services, among other. It derives its income from non-financial services from 5 main sectors: Energy & gas (transportation and distribution of natural gas and energy), infrastructure (concession arrangements, mainly in road infrastructure), hotels (hospitality services) and agribusiness (mainly palm oil and rubber).

31.2          Factors used by management to identify reportable segments

Operating segments identified above are based on the relevance of factors such as (i) the nature of the products and services provided and (ii) the geographical locations. Information regarding the performance of operating segments is reviewed by the CODM on a quarterly basis.

With respect to the previous period and as required by IFRS 8 "Operating Segments", the reported figures have been modified to be consistent with 2022 (see note 1.1).

31.3 Measurement of net income, assets and liabilities of operating segments

Grupo Aval’s CODM reviews the financial information of each of its operating segments and assesses the performance of each segment based on Statements of Financial Position and the Statement of Income of each of them, and on certain credit risk indicators, as described in note 2.4.

.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

31.4          Information on net income, assets and liabilities of reportable operating segments

The following is the detail of the reportable financial information summarized for each segment as of December 31, 2022, 2021 and 2020:

Statement of Financial Position

December 31, 2022

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Assets
Trading assets	Ps.	2,334,625	Ps.	—	Ps.	2,635,365	Ps.	430,356	Ps.	287,993	Ps.	2,061,335	Ps.	4,147,230	Ps.	1,841	Ps.	(57,338)	Ps.	11,841,407
Investment securities (3)		15,123,187		—		5,824,832		4,388,484		2,899,193		528,607		3,364,143		2,487,476		(941,445)		33,674,477
Hedging derivatives assets		107		—		—		—		—		—		20,747		—		—		20,854
Investments in associates and joint ventures		8,736,567		—		1,647,560		686,702		7,704		—		1,143,120		8,439		(10,806,749)		1,423,343
Loans, net (4)		95,277,031		—		43,668,497		23,973,395		14,474,734		—		2,455,471		1,505,904		(2,239,185)		179,115,847
Other assets (5)		16,402,321		—		6,228,155		3,188,441		1,978,658		932,790		42,899,607		1,460,238		(3,574,902)		69,515,308
Total assets	Ps.	137,873,838	Ps.	—	Ps.	60,004,409	Ps.	32,667,378	Ps.	19,648,282	Ps.	3,522,732	Ps.	54,030,318	Ps.	5,463,898	Ps.	(17,619,619)	Ps.	295,591,236
Liabilities
Customer deposits		88,027,471		—		43,095,944		24,314,470		14,844,526		1,124		6,589,578		—		(3,531,964)		173,341,149
Financial obligations		30,327,762		—		9,420,886		4,201,678		2,501,856		444,647		21,296,089		5,969,593		(2,045,736)		72,116,775
Other liabilities (6)		3,708,046		—		2,271,505		933,378		454,920		610,809		11,273,270		279,484		(219,759)		19,311,653
Total liabilities	Ps.	122,063,279	Ps.	—	Ps.	54,788,335	Ps.	29,449,526	Ps.	17,801,302	Ps.	1,056,580	Ps.	39,158,937	Ps.	6,249,077	Ps.	(5,797,459)	Ps.	264,769,577

(1)	See note 1.1 “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement), Grupo Aval Limited, ATH Joint Ventures and Aval Soluciones Digitales S.A. Joint Ventures.
(3)	The balance in other segments corresponds to a bond issued by BAC International Bank Incorporated to Grupo Aval Limited.
(4)	The balance in other segments corresponds to others accounts receivable of Grupo Aval (Separate Financial Statement).
(5)	Includes cash and cash equivalents for Ps. 17,032,857; intangible assets Ps. 17,531,081; other accounts receivable Ps. 23,380,573, tangible assets Ps. 7,235,441; income tax assets Ps. 3,633,876; non-current assets held for sale Ps. 92,830 and other assets Ps. 608,650.
(6)	Includes trading liabilities Ps. 1,757,606; Hedging derivative liabilities Ps. 3,568; income tax liabilities Ps. 5,291,487; employee benefits Ps. 890,019; provisions Ps. 1,227,171 and other liabilities Ps. 10,141,802.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Statement of income for 2022

		Banco de		BAC Holding		Banco de		Banco Popular		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
External income
Interest income	Ps.	9,125,933	Ps.	—	Ps.	4,664,535	Ps.	2,885,625	Ps.	1,645,290	Ps.	98,302	Ps.	723,488	Ps.	259,859	Ps.	—	Ps.	19,403,032
Income from commissions and fees (3)		1,658,881		—		488,704		269,476		313,397		881,494		127,609		134,878		—		3,874,439
Income from sales of goods and services (3)		35,730		—		52,363		—		—		66,716		11,986,518		—		—		12,141,327
Share of profit of equity accounted investees, net of tax		11,533		—		7,825		11,170		11,376		—		326,448		4,425		—		372,777
Dividends		12,371		—		330		4,912		83		—		102,192		—		—		119,888
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—		278,751		—		—		278,751
Net trading income		1,179,769		—		19,343		1,719		6,188		(35,975)		388,350		232		—		1,559,626
Other income (4)		(1,099,500)		—		237,741		110,380		46,009		(55,509)		(582,498)		2,141		—		(1,341,236)
Net income from discontinued operations (5)		455,908		544,890		—		—		—		—		—		(134,632)		—		866,166
Total external income	Ps.	11,380,625	Ps.	544,890	Ps.	5,470,841	Ps.	3,283,282	Ps.	2,022,343	Ps.	955,028	Ps.	13,350,858	Ps.	266,903	Ps.	—	Ps.	37,274,770

		Banco de		BAC Holding		Banco de		Banco Popular		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Intersegment income
Interest income	Ps.	167,069	Ps.	—	Ps.	26,765	Ps.	29,529	Ps.	18,899	Ps.	7,958	Ps.	110,250	Ps.	832	Ps.	(361,302)	Ps.	—
Income from commissions and fees (3)		7,608		—		8,388		2,540		20,167		3,682		1,502		49,356		(93,243)		—
Income from sales of goods and services (3)		—		—		162,320		—		—		4,573		1,603		—		(168,496)		—
Share of profit of equity accounted investees, net of tax		653,786		—		114,216		81,014		(9,926)		—		427		—		(839,517)		—
Dividends		12,431		—		5,250		9,828		7,240		—		1,876		—		(36,625)		—
Net trading income		—		—		—		—		—		(1,639)		(387)		—		2,026		—
Other income (4)		1,458		—		11,604		261		3,996		2,906		36		203,068		(223,329)		—
Total intersegment income		842,352		—		328,543		123,172		40,376		17,480		115,307		253,256		(1,720,486)		—
Total income	Ps.	12,222,977	Ps.	544,890	Ps.	5,799,384	Ps.	3,406,454	Ps.	2,062,719	Ps.	972,508	Ps.	13,466,165	Ps.	520,159	Ps.	(1,720,486)	Ps.	37,274,770

Expenses
Interest expense	Ps.	(4,597,771)	Ps.	—	Ps.	(2,491,415)	Ps.	(1,751,814)	Ps.	(764,379)	Ps.	(63,207)	Ps.	(2,030,256)	Ps.	(466,078)	Ps.	500,525	Ps.	(11,664,395)
Net impairment loss on financial assets		(1,362,423)		—		(745,215)		(181,724)		(157,836)		(7,782)		(14,266)		(23,840)		(62)		(2,493,148)
Depreciation and amortization		(302,498)		—		(144,974)		(96,624)		(69,905)		(14,486)		(11,492)		(10,416)		4,649		(645,746)
Expenses from commissions and fees		(428,364)		—		(151,589)		(68,901)		(215,057)		(193,124)		(17,175)		(26,675)		130,209		(970,676)
Costs and expenses of sales goods and services		(171,389)		—		(315,753)		—		—		(63,049)		(7,059,820)		22,788		(9,008)		(7,596,231)
Administrative expenses		(1,565,892)		—		(781,157)		(778,050)		(437,296)		(195,071)		(126,670)		(447,810)		628,347		(3,703,599)
Income tax expense		(290,213)		—		(117,456)		31,683		(27,566)		(92,993)		(1,753,733)		(18,802)		(2,324)		(2,271,404)
Other expense (6)		(1,243,049)		—		(595,482)		(481,030)		(286,906)		(187,602)		(151,355)		290,078		(405,092)		(3,060,438)
Total expenses		(9,961,599)		—		(5,343,041)		(3,326,460)		(1,958,945)		(817,314)		(11,164,767)		(680,755)		847,244		(32,405,637)
Net income for the year	Ps.	2,261,378	Ps.	544,890	Ps.	456,343	Ps.	79,994	Ps.	103,774	Ps.	155,194	Ps.	2,301,398	Ps.	(160,596)	Ps.	(873,242)	Ps.	4,869,133
(1)	See note 1.1. “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement), Grupo Aval Limited, ATH Joint Ventures and Aval Soluciones Digitales S.A. Joint Ventures.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

(3)	See note 28, income from contracts with customers.
(4)	Includes Net gain on sale of debt and equity securities for Ps. (134,699); Foreign exchange gains (losses), net Ps. (1,825,718); Gain on the sale of non-current assets held for sale Ps. 10,487; net gain in asset valuation Ps. 50,463 and other operating income Ps. 558,231.
(5)	See note 1.1. “Discontinued operations of BAC Holding”.
(6)	Includes personnel expenses of Ps. (2,833,794); loss from sale of non-current assets held for sale Ps. (800) and other operating expenses Ps. (225,844).

Revenue from contracts with customers at December, 2022

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total

Revenue from contracts with customers (3)	Ps.	1,702,219	Ps.	—	Ps.	711,775	Ps.	272,016	Ps.	333,564	Ps.	956,465	Ps.	12,117,232	Ps.	184,234	Ps.	(261,739)	Ps.	16,015,766

Timing of revenue recognition
At a point in time		58,610		—		24,497		17,927		98,310		623		193,572		175,421		(59,133)		509,827
Over time		1,643,609		—		687,278		254,089		235,254		955,842		11,923,660		8,813		(202,606)		15,505,939
(1)	See note 1.1. (A), “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement), Grupo Aval Limited, ATH Joint Ventures and Aval Soluciones Digitales S.A. Joint Ventures.
(3)	See note, includes Income from contracts with customers.

Statement of Financial Position December 31, 2021

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Assets
Trading assets	Ps.	2,480,205	Ps.	190,340	Ps.	1,655,678	Ps.	354,037	Ps.	249,071	Ps.	2,493,514	Ps.	3,664,843	Ps.	49	Ps.	(100,967)	Ps.	10,986,770
Investment securities		12,812,319		14,431,606		6,326,995		4,306,819		2,936,690		886,111		3,899,476		—		(935,643)		44,664,373
Hedging derivatives assets		5,379		—		—		—		—		—		38,869		—		—		44,248
Investments in associates and joint ventures		8,404,257		—		1,664,990		625,512		6,252		—		912,186		4,014		(10,444,382)		1,172,829
Investments in subsidiary companies (3)		13,483,527		—		—		—		—		—		—		—		(13,483,527)		—
Loans, net		76,985,399		73,183,254		35,097,325		21,665,102		12,602,276		—		2,872,688		—		(2,108,219)		220,297,825
Other assets (4)		14,716,485		29,125,645		6,918,472		2,959,186		1,768,958		753,842		35,600,816		8,788,173		(10,893,697)		89,737,880
Total assets	Ps.	128,887,571	Ps.	116,930,845	Ps.	51,663,460	Ps.	29,910,656	Ps.	17,563,247	Ps.	4,133,467	Ps.	46,988,878	Ps.	8,792,236	Ps.	(37,966,435)	Ps.	366,903,925
Liabilities
Customer deposits	Ps.	76,452,861		87,280,715		36,340,252		20,868,576		13,408,861		960		5,330,880		—		(5,212,683)		234,470,422
Financial obligations		24,757,219		12,326,831		8,496,369		4,585,661		1,704,383		769,893		18,986,327		9,116,041		(7,460,398)		73,282,326
Other liabilities (5)		2,338,529		3,839,772		1,638,260		1,087,019		538,309		691,620		9,399,330		553,665		(406,974)		19,679,530
Total liabilities	Ps.	103,548,609	Ps.	103,447,318	Ps.	46,474,881	Ps.	26,541,256	Ps.	15,651,553	Ps.	1,462,473	Ps.	33,716,537	Ps.	9,669,706	Ps.	(13,080,055)	Ps.	327,432,278

(1)	See note 1.1. “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement), Grupo Aval Limited, ATH Joint Ventures and Aval Soluciones Digitales S.A. Joint Ventures.
(3)	Includes measurement of subsidiary BAC Holding International Corp.
(4)	Includes cash and cash equivalents for Ps. 36,642,829; intangible assets Ps. 21,470,718; other accounts receivable Ps. 19,027,205, tangible assets Ps. 9,100,553; income tax assets Ps. 2,607,673; non-current assets held for sale Ps. 208,426 and other assets Ps. 680,476.
(5)	Includes trading liabilities Ps. 1,049,910; Hedging derivative liabilities Ps. 55,813; income tax liabilities Ps. 4,714,714; employee benefits Ps. 1,163,076; provisions Ps. 1,150,261 and other liabilities Ps. 11,545,756.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Statement of Income for the year 2021

		Banco de		BAC Holding		Banco de		Banco Popular		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
External income
Interest income	Ps.	6,088,120	Ps.	—	Ps.	2,727,195	Ps.	2,192,893	Ps.	1,296,049	Ps.	45,560	Ps.	441,586	Ps.	6	Ps.	—	Ps.	12,791,409
Income from commissions and fees (3)		1,418,806		—		450,735		255,026		280,673		1,195,302		94,244		101,143		—		3,795,929
Income from sales of goods and services (3)		34,360		—		49,633		—		—		57,358		10,309,563		—		—		10,450,914
Share of profit of equity accounted investees, net of tax		4,420		—		4,990		7,817		8,259		—		272,646		2,085		—		300,217
Dividends		6,799		—		526		2,957		1,269		—		142,418		—		—		153,969
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—		270,095		—		—		270,095
Net trading income		540,715		—		(67,877)		18,481		(622)		223,745		207,794		45		—		922,281
Other income (4)		(177,130)		—		298,738		59,499		19,885		(57,904)		(227,725)		20,131		—		(64,506)
Discontinued operations (5)		—		10,444,185		—		—		—		—		—		—		—		10,444,185
Total external income	Ps.	7,916,090	Ps.	10,444,185	Ps.	3,463,940	Ps.	2,536,673	Ps.	1,605,513	Ps.	1,464,061	Ps.	11,510,621	Ps.	123,410	Ps.	—	Ps.	39,064,493

		Banco de		BAC Holding		Banco de		Banco Popular		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Intersegment income
Interest income	Ps.	82,406	Ps.	—	Ps.	14,763	Ps.	15,831	Ps.	10,029	Ps.	4,655	Ps.	22,353	Ps.	243	Ps.	(150,280)	Ps.	—
Income from commissions and fees (3)		5,551		—		7,480		2,749		18,016		2,511		1,821		85,836		(123,964)		—
Income from sales of goods and services (3)		38		—		187,357		—		—		4,841		933		—		(193,169)		—
Share of profit of equity accounted investees, net of tax		706,881		—		240,874		59,418		(6,610)		—		1,139		—		(1,001,702)		—
Dividends		6,093		—		2,612		4,713		3,281		—		2,039		—		(18,738)		—
Net trading income		(2,130)		—		95		(10)		5		(1,987)		(318)		—		4,345		—
Gain on deconsolidation (loss of control) of subsidiaries (6)		1,303,024		—		—		—		—		—		—		—		(1,303,024)		—
Other income (4)		13,371		—		4,817		252		2,770		3,151		(1,303)		115,959		(139,017)		—
Discontinued operations (5)		1,627,312		64,106		—		—		—		—		—		—		(1,691,418)		—
Total intersegment income		3,742,546		64,106		457,998		82,953		27,491		13,171		26,664		202,038		(4,616,967)		—
Total income	Ps.	11,658,636	Ps.	10,508,291	Ps.	3,921,938	Ps.	2,619,626	Ps.	1,633,004	Ps.	1,477,232	Ps.	11,537,285	Ps.	325,448	Ps.	(4,616,967)	Ps.	39,064,493

Expenses
Interest expense	Ps.	(2,122,188)	Ps.	—	Ps.	(769,621)	Ps.	(617,622)	Ps.	(238,012)	Ps.	(40,247)	Ps.	(1,028,343)	Ps.	(418,213)	Ps.	573,416	Ps.	(4,660,830)
Net impairment loss on financial assets		(1,679,612)		—		(723,664)		(161,928)		(149,468)		(6,942)		(9,177)		—		9,708		(2,721,083)
Depreciation and amortization		(285,670)		—		(126,522)		(100,066)		(66,504)		(12,163)		(9,434)		(11,058)		4,550		(606,867)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

		Banco de		BAC Holding		Banco de		Banco Popular		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Expenses from commissions and fees		(325,580)		—		(126,377)		(63,713)		(205,604)		(114,818)		(13,587)		(6,135)		124,072		(731,742)
Costs and expenses of sales goods and services		(161,088)		—		(318,687)		—		—		(55,601)		(6,830,460)		19,859		(6,002)		(7,351,979)
Administrative expenses		(1,300,958)		—		(687,293)		(745,582)		(394,819)		(213,044)		(100,585)		(367,244)		599,918		(3,209,607)
Income tax expense		(252,595)		—		(74,903)		(155,714)		(116,732)		(191,886)		(1,476,571)		(53,555)		(1,472)		(2,323,428)
Other expense (7)		(1,169,845)		—		(508,966)		(460,424)		(269,617)		(262,329)		(220,105)		606,907		(689,203)		(2,973,582)
Discontinued operations (5)		—		(8,816,873)		—		—		—		—		—		—		—		(8,816,873)
Total expenses		(7,297,536)		(8,816,873)		(3,336,033)		(2,305,049)		(1,440,756)		(897,030)		(9,688,262)		(229,439)		614,987		(33,395,991)
Net income for the year	Ps.	4,361,100	Ps.	1,691,418	Ps.	585,905	Ps.	314,577	Ps.	192,248	Ps.	580,202	Ps.	1,849,023	Ps.	96,009	Ps.	(4,001,980)	Ps.	5,668,502
(1)	See note 1.1. “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement), Grupo Aval Limited, Grupo Aval International Limited and ATH Joint Ventures.
(3)	See note 28, income from contracts with customers.
(4)	Includes Net gain on sale of debt and equity securities for Ps. 83,640; Foreign exchange gains (losses), net Ps. (491,415); Gain on the sale of non-current assets held for sale Ps. 13,631; net gain in asset valuation Ps. 20,974 and other operating income Ps. 308,664.
(5)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022. Includes recognition of the spin-off of MFG from the BAC Holding segment to the Banco de Bogotá segment.
(6)	Corresponds to deconsolidation of Porvenir from the Banco de Bogotá segment.
(7)	Includes personnel expenses of Ps. (2,634,187); loss from sale of non-current assets held for sale Ps. (2,927) and other operating expenses Ps. (336,468).

Revenue from contracts with customers at December, 2021

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total

Revenue from contracts with customers (3)	Ps.	1,458,755	Ps.	—	Ps.	695,205	Ps.	257,775	Ps.	298,689	Ps.	1,260,012	Ps.	10,406,561	Ps.	186,979	Ps.	(317,133)	Ps.	14,246,843

Timing of revenue recognition
At a point in time		56,579		—		18,701		22,104		85,401		269		139,770		184,036		(96,247)		410,613
Over time		1,402,176		—		676,504		235,671		213,288		1,259,743		10,266,791		2,943		(220,886)		13,836,230
(1)	See note 1.1. “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement), Grupo Aval Limited and ATH Joint Ventures.
(3)	See note 28, includes Income from contracts with customers.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Statement of Income of the year 2020

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
External income
Interest income	Ps.	6,219,782	Ps.	—	Ps.	2,959,192	Ps.	2,219,585	Ps.	1,343,460	Ps.	44,540	Ps.	429,495	Ps.	44	Ps.	—	Ps.	13,216,098
Income from commissions and fees (3)		1,215,747		—		416,437		245,997		257,018		1,110,127		83,271		118,644		—		3,447,241
Income from sales of goods and services (3)		26,894		—		50,079		—		—		56,401		9,011,415		—		—		9,144,789
Share of profit of equity accounted investees, net of tax		4,819		—		3,049		5,241		3,704		—		201,580		1,525		—		219,918
Dividends		6,653		—		277		2,239		1,702		—		73,524		—		—		84,395
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—		252,355		—		—		252,355
Net trading income		596,070		—		396,691		53,722		16,121		203,853		21,551		134		—		1,288,142
Other income (4)		322,429		—		(57,474)		47,713		52,578		(6,870)		191,249		3,250		—		552,875
Discontinued operations (5)		—		10,262,343		—		—		—		—		—		—		—		10,262,343
Total external income	Ps.	8,392,394	Ps.	10,262,343	Ps.	3,768,251	Ps.	2,574,497	Ps.	1,674,583	Ps.	1,408,051	Ps.	10,264,440	Ps.	123,597	Ps.	—	Ps.	38,468,156

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Intersegment income
Interest income	Ps.	97,215	Ps.	—	Ps.	14,803	Ps.	15,424	Ps.	10,193	Ps.	3,355	Ps.	49,233	Ps.	191	Ps.	(190,414)	Ps.	—
Income from commissions and fees (3)		6,227		—		6,344		2,967		18,391		3,048		1,542		45,940		(84,459)		—
Income from sales of goods and services (3)		1,285		—		185,687		—		—		3,765		2,169		—		(192,906)		—
Share of profit of equity accounted investees, net of tax		823,168		—		253,586		78,493		(4,432)		—		847		—		(1,151,662)		—
Dividends		6,192		—		2,067		3,601		2,195		—		1,623		—		(15,678)		—
Net trading income		7,299		—		243		(1,858)		(4)		—		556		—		(6,236)		—
Other income (4)		4,326		—		2,834		225		3,197		516		(1,884)		118,347		(127,561)		—
Discontinued operations (5)		1,149,812		19,661		—		—		—		—		—		—		(1,169,473)		—
Total intersegment income		2,095,524		19,661		465,564		98,852		29,540		10,684		54,086		164,478		(2,938,389)		—
Total income	Ps.	10,487,918	Ps.	10,282,004	Ps.	4,233,815	Ps.	2,673,349	Ps.	1,704,123	Ps.	1,418,735	Ps.	10,318,526	Ps.	288,075	Ps.	(2,938,389)	Ps.	38,468,156

Expenses
Interest expense	Ps.	(2,612,243)	Ps.	—	Ps.	(1,082,203)	Ps.	(822,584)	Ps.	(352,566)	Ps.	(42,386)	Ps.	(984,454)	Ps.	(404,727)	Ps.	499,518	Ps.	(5,801,645)
Net impairment loss on financial assets		(2,572,877)		—		(1,137,316)		(303,710)		(253,319)		(1,971)		(12,037)		—		365		(4,280,865)
Depreciation and amortization		(283,609)		—		(116,070)		(89,458)		(67,595)		(13,340)		(8,939)		(8,745)		3,991		(583,765)
Expenses from commissions and fees		(263,435)		—		(104,387)		(59,251)		(157,354)		(110,654)		(12,048)		(3,867)		75,283		(635,713)
Costs and expenses of sales goods and services		(150,644)		—		(311,439)		—		—		(53,955)		(5,824,340)		19,860		(970)		(6,321,488)
Administrative expenses		(1,308,248)		—		(655,902)		(667,265)		(391,477)		(188,630)		(88,615)		(349,937)		609,314		(3,040,760)
Income tax expense		(18,753)		—		65,459		(91,348)		(58,740)		(245,360)		(962,300)		(47,546)		(1,479)		(1,360,067)
Other expense (6)		(1,081,163)		—		(551,399)		(404,979)		(259,158)		(183,617)		(133,397)		501,997		(587,990)		(2,699,706)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total
Discontinued operations (5)		—		(9,112,531)		—		—		—		—		—		—		—		(9,112,531)
Total expenses		(8,290,972)		(9,112,531)		(3,893,257)		(2,438,595)		(1,540,209)		(839,913)		(8,026,130)		(292,965)		598,032		(33,836,540)
Net income for the year	Ps.	2,196,946	Ps.	1,169,473	Ps.	340,558	Ps.	234,754	Ps.	163,914	Ps.	578,822	Ps.	2,292,396	Ps.	(4,890)	Ps.	(2,340,357)	Ps.	4,631,616
(1)See note 1.1. “Discontinued operations of BAC Holding”.
(2)Includes Grupo Aval (Separate Financial Statement), Grupo Aval Limited, Grupo Aval International Limited and ATH Joint Ventures.
(3)Income from contracts with customers, see note 28.
(4)Includes net gain on sale of debt and equity securities for Ps. 473,851; foreign exchange gains (losses), net Ps. (248,277); gain on the sale of non-current assets held for sale Ps. 101,662; net gain in asset valuation Ps. (50,326) and other operating income Ps. 275,965.
(5)Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022. Includes recognition of the spin-off of MFG from the BAC Holding segment to the Banco de Bogotá segment.
(6)Includes personnel expenses of Ps. (2,481,563); loss from sale of non-current assets held for sale Ps. (2,874) and other operating expenses Ps. (215,269).

Revenue from contracts with customers at December, 2020

		Banco de		BAC Holding		Banco de		Banco		Banco AV		Porvenir		Corficolombiana		Other
		Bogotá S.A.		International Corp (1)		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		S.A.		segments (2)		Eliminations		Total

Revenue from contracts with customers (3)	Ps.	1,250,153	Ps.	—	Ps.	658,547	Ps.	248,964	Ps.	275,409	Ps.	1,173,341	Ps.	9,098,397	Ps.	164,584	Ps.	(277,365)	Ps.	12,592,030

Timing of revenue recognition
At a point in time		55,239		—		20,849		18,044		77,497		312		110,080		163,552		(56,777)		388,796
Over time		1,194,914		—		637,698		230,920		197,912		1,173,029		8,988,317		1,032		(220,588)		12,203,234
(1)	See note 1.1. “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement), Grupo Aval Limited and ATH Joint Ventures.
(3)	Includes Income from contracts with customers, see note 28.

Reconciliation of net income, assets and liabilities of the reportable operating segments

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

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

31.6          Income by Country

Grupo Aval’s revenues for each individual country for which revenues are significant, are the following during the years ended December 31, 2022, 2021 and 2020:

		December 31, 2022

		Country
		Colombia		Panamá		Barbados		Perú		Other countries (1)		Total income
Interest income	Ps.	17,882,243	Ps.	1,445,425	Ps.	41,664	Ps.	33,550	Ps.	150	Ps.	19,403,032
Income from commissions and fees		3,731,370		140,491		2,398		46		134		3,874,439
Bonded warehouse services		187,237		—		—		—		—		187,237
Trust activities and portfolio management services		353,285		—		—		—		—		353,285
Pension and severance fund management		885,420		—		—		—		—		885,420
Debit and credit card fees		816,587		19,459		—		—		—		836,046
Office network services		24,935		—		—		—		—		24,935
Commissions on transfers, checks and checkbooks		24,661		520		—		—		—		25,181
Other commissions and fees		29,013		—		—		—		—		29,013
Banking service fees		1,410,232		120,512		2,398		46		134		1,533,322
Share of profit of equity accounted investees, net of tax		372,777		—		—		—		—		372,777
Dividends		108,343		11,545		—		—		—		119,888
Income from sales of goods and services		11,198,953		—		—		942,374		—		12,141,327
Energy and Gas E&G		4,797,942		—		—		920,866		—		5,718,808
Infrastructure		5,330,193		—		—		—		—		5,330,193
Hotels		510,829		—		—		21,508		—		532,337
Agribusiness		340,984		—		—		—		—		340,984
Other services		219,005		—		—		—		—		219,005
Other income		370,640		115,657		(616)		11,146		314		497,141
Total income from continuing operations		33,664,326		1,713,118		43,446		987,116		598		36,408,604
Discontinued operations (2)		866,166		—		—		—		—		866,166
Total income	Ps.	34,530,492	Ps.	1,713,118	Ps.	43,446	Ps.	987,116	Ps.	598	Ps.	37,274,770

(1)	Costa Rica and Grand Cayman.
(2)	See note 1.1. “Discontinued operations of BAC Holding”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

		December 31, 2021

		Country
		Colombia		Panamá		Barbados		Perú		Other countries (1)		Total income
Interest income	Ps.	11,683,436	Ps.	1,058,684	Ps.	27,652	Ps.	21,037	Ps.	600	Ps.	12,791,409
Income from commissions and fees		3,681,566		110,506		2,664		786		407		3,795,929
Bonded warehouse services		169,386		—		—		—		—		169,386
Trust activities and portfolio management services		336,637		—		—		—		—		336,637
Pension and severance fund management		1,199,068		—		—		—		—		1,199,068
Debit and credit card fees		658,030		13,101		—		—		—		671,131
Office network services		18,914		—		—		—		—		18,914
Commissions on transfers, checks and checkbooks		24,748		439		—		—		—		25,187
Other commissions and fees		10,771		—		—		—		—		10,771
Banking service fees		1,264,012		96,966		2,664		786		407		1,364,835
Share of profit of equity accounted investees, net of tax		300,217		—		—		—		—		300,217
Dividends		148,091		5,878		—		—		—		153,969
Income from sales of goods and services		9,416,207		—		—		1,034,707		—		10,450,914
Energy and gas E&G		3,850,399		—		—		1,023,879		—		4,874,278
Infrastructure		4,662,912		—		—		—		—		4,662,912
Hotels		274,864		—		—		10,828		—		285,692
Agribusiness		218,511		—		—		—		—		218,511
Other services		409,521		—		—		—		—		409,521
Other income		966,253		158,525		2,009		881		202		1,127,870
Total income from continuing operations	Ps.	26,195,770	Ps.	1,333,593	Ps.	32,325	Ps.	1,057,411	Ps.	1,209	Ps.	28,620,308
Discontinued operations (2)		10,444,185		—		—		—		—		10,444,185
Total income		36,639,955		1,333,593		32,325		1,057,411		1,209		39,064,493

(1)     Costa Rica and Grand Cayman.

(2)     Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

		December 31, 2020

		Country
		Colombia		Panamá		Barbados		Perú		Other countries (1)		Total income
Interest income	Ps.	12,410,532	Ps.	755,025	Ps.	35,048	Ps.	15,100	Ps.	393	Ps.	13,216,098
Income from commissions and fees		3,390,995		51,385		3,439		216		1,206		3,447,241
Bonded warehouse services		155,253		—		—		—		—		155,253
Trust activities and portfolio management services		343,268		—		—		—		—		343,268
Pension and severance fund management		1,115,155		—		—		—		—		1,115,155
Debit and credit card fees		584,225		7,852		—		—		—		592,077
Office network services		17,493		—		—		—		—		17,493
Commissions on transfers, checks and checkbooks		30,658		455		—		—		—		31,113
Other commissions and fees		8,586		—		—		—		—		8,586
Banking service fees		1,136,357		43,078		3,439		216		1,206		1,184,296
Share of profit of equity accounted investees, net of tax		220,162		(244)		—		—		—		219,918
Dividends		78,185		6,210		—		—		—		84,395
Income from sales of goods and services		8,280,872		305		—		863,612		—		9,144,789
Energy and gas E&G		3,655,799		—		—		853,752		—		4,509,551
Infrastructure		3,966,192		—		—		—		—		3,966,192
Hotels		129,617		305		—		9,860		—		139,782
Agribusiness		147,443		—		—		—		—		147,443
Other services		381,821		—		—		—		—		381,821
Other income		1,937,568		139,663		11,735		4,190		216		2,093,372
Total income from continuing operations	Ps.	26,318,314	Ps.	952,344	Ps.	50,222	Ps.	883,118	Ps.	1,815	Ps.	28,205,813
Discontinued operations (2)		10,262,343		—		—		—		—		10,262,343
Total income		36,580,657		952,344		50,222		883,118		1,815		38,468,156

______________________________

(1)	Costa Rica and Grand Cayman.
(2)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

During the years ended December 31, 2022, 2021 and 2020, Grupo Aval reported no concentration of revenue in customers with more than a 10% share of revenue from ordinary activities.

The foregoing analysis is based on the customer's domicile. Income from off- shore entities of Colombian customers are reported as income from Colombia. The revenues include income from interest, fees, commissions and other operating income.

31.7          Non-current assets by Country

Grupo Aval’s non-current assets for each individual country for which non-current assets are significant, are as follows as of December 31, 2022 and 2021:

December 31, 2022	(1) Own – use Property, plant and equipment, net		(2) Intangible assets
Colombia	Ps.	4,173,701	Ps.	14,239,986
Panamá		431,409		334,463
Peru		124,953		2,956,379
Other countries		179		253
Total	Ps.	4,730,242	Ps.	17,531,081

December 31, 2021	(1) Own – use Property, plant and equipment, net		(2) Intangible assets
Colombia	Ps.	4,247,082	Ps.	12,710,562
Panamá		543,798		6,461,575
Costa Rica		473,800		190,684
Guatemala		178,901		28,289
Peru		85,953		2,000,115
Other countries		624,634		79,493
Total	Ps.	6,154,168	Ps.	21,470,718

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

The table below shows the total assets of unconsolidated structured entities in which Grupo Aval had an interest at the reporting date and its maximum exposure to loss in relation to those interests:

Nature and risks associated with Grupo Aval’s interests in unconsolidated structured entities

	Grupo		Investment funds
	Aval’s managed		managed by
December 31, 2022	Investment funds		other entities (Nexus)		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	4,427,288	Ps.	1,602,297	Ps.	6,029,585
Other account receivables		29,862		—		29,862
Total assets in relation to Grupo Aval’s interests in the unconsolidated structured entities		4,457,150		1,602,297		6,059,447
Grupo Aval’s maximum exposure (*)	Ps.	4,457,150	Ps.	1,602,297	Ps.	6,059,447

(*) Represent 2.05%, respectively of the Grupo Aval’s managed funds total assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	Grupo		Investment funds
	Aval’s managed		managed by
December 31, 2021	Investment funds		other entities (Nexus)		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	3,883,313	Ps.	1,136,358	Ps.	5,019,671
Other account receivables		29,567		—		29,567
Total assets in relation to Grupo Aval’s interests in the unconsolidated structured entities		3,912,880		1,136,358		5,049,238
Grupo Aval’s maximum exposure (*)	Ps.	3,912,880	Ps.	1,136,358	Ps.	5,049,238

(*) Represent 1.37%, respectively of the Grupo Aval’s managed funds total assets.

In the normal course of operations, Grupo Aval has trust companies that manage collective investment funds and assets of third parties where the managing trustees receive commissions. Additionally, Grupo Aval’s subsidiary Fondo de Pensiones y Cesantias Porvenir manages mandatory pension funds and defined contribution plans. For management services provided by Porvenir, commissions received vary according to the performance of each fund or asset managed.

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

Sales and repurchase agreements are transactions in which Grupo Aval sells securities and simultaneously agrees to repurchase them (or assets that are substantially the same) at a fixed price on a future date. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because Grupo Aval sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2022, the financial assets held for trading that are being used as collateral under repurchase agreements amounted to Ps. 1,998,733 (December 31, 2021 Ps.2,238,565) see note 5.1.1 (only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC),  the financial investments debt securities at amortized cost that are being used as collateral under repurchase agreements amounted to Ps.1,379,758 (December 31, 2021 Ps. 361,388) see note 9.3.1 and the financial investments debt securities FVOCI that are being used as collateral under repurchase agreements amounted to Ps. 7,713,235 (December 31, 2021 Ps. 8,444,486) see note 5.1.2 (only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC).

ii.	Securities lending

As of December 31, 2022, and 2021 Grupo Aval has not recorded securities lending.

B.	Transfer of financial assets that are derecognized in their entirety.

i.          Securitizations

As of December 31, 2022, and 2021 Grupo Aval has not recorded securitizations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

Balances as of the year ended December 31, 2022 and 2021, with related parties, are detailed in the following tables:

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2022	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Cash and equivalents	Ps.	-	Ps.	-	Ps.	-	Ps.	292	Ps.	-
Investments		-		-		1,798,710		3,047,516		-
Financial assets in credit operations		18,375		8,822		553,830	(**)	3,228,184		161,569
Accounts receivable		35		19		14,288		2,154,112		6
Other assets		-		-		7,941		28,290		3,028

Liabilities
Deposits	Ps.	260,079	Ps.	29,704	Ps.	176,414	Ps.	1,099,251	Ps.	14,351
Accounts payable		292		214		19,983		153,676		5,033
Financial obligations		13		74		-		20,279		-
Other liabilities		-		-		7,032		114		-

(*) Include family members

(**) Includes two loans for Ps. 1,303,971 at 36 months with SOFR rate 3M + 3.5% and Ps. 201,954 at 24 months with IBR rate 3M + 4.5% , granted to an entity controlled by the ultimate beneficial owner of the Group (See note 1.1 B)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2021	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Investments	Ps.	—	Ps.	—	Ps.	1,489,672	Ps.	—	Ps.	—
Financial assets in credit operations		10,839		8,592		541,293		1,551,342		187,466
Accounts receivable		58		8		20,761		351,582		2
Other assets		—		—		8,974		4,526		—

Liabilities
Deposits	Ps.	191,333	Ps.	29,704	Ps.	110,142	Ps.	1,910,253	Ps.	12,914
Accounts payable		583		375		15,685		771,804		10
Financial obligations		2		12		—		—		—
Other liabilities		—		—		2,492		1,234		—

(*) Include family members

Transactions during the years ended as of December 31, 2022, 2021 and 2020, with related parties are as follows:

a.	Profit or loss

	Individuals					Entities
	Individuals with									Entities with
	control			Key		Associates		Entities		significant
	over Grupo			management		and joint		controlled by		influence by
December 31, 2022	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	501	Ps.	578	Ps.	45,585	Ps.	342,962	Ps.	20,418
Fee income and commissions		3		69		29,161		169,629		6
Leases		—		—		1,499		—		—
Other income		5		6		510,803		28,818		36

Expenses
Financial expenses	Ps.	(2,458)	Ps.	(2,253)	Ps.	(13,370)	Ps.	(119,330)	Ps.	(211)
Fee expenses and commissions		(4)		(2,153)		(59,554)		(5,028)		(400)
Operating expenses		(905)		(11,277)		(502)		(3,181)		—
Other expenses		(8)		(3,190)		(213,080)		(98,920)		(35)

(*) Include family members

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2021	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	294	Ps.	439	Ps.	18,333	Ps.	60,964	Ps.	11,224
Fee income and commissions		4		51		30,417		120,642		6
Leases		—		—		1,459		81		—
Other income		7		14		340,583		15,867		20

Expenses
Financial expenses	Ps.	(857)	Ps.	(391)	Ps.	(1,034)	Ps.	(31,879)	Ps.	(127)
Fee expenses and commissions		(4)		(1,862)		(39,278)		(1,466)		(338)
Operating expenses		(308)		(9,829)		(327)		(2,648)		—
Other expenses		(3)		(2,868)		(84,328)		(49,364)		—

(*) Include family members

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2020	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	61	Ps.	463	Ps.	25,898	Ps.	85,308	Ps.	8,425
Fee income and commissions		7		48		26,185		100,424		6
Leases		—		—		1,219		95		—
Other income		6		8		273,113		6,720		10

Expenses
Financial expenses	Ps.	(882)	Ps.	(620)	Ps.	(1,062)	Ps.	(22,619)	Ps.	(52)
Fee expenses and commissions		(4)		(1,832)		(23,527)		(1,829)		(305)
Operating expenses		—		(9,743)		(754)		(3,539)		—
Other expenses		6		(1,834)		(60,029)		(68,522)		—

(*) Include family members

b.	Compensation of Key Management Personnel

The compensation received by the key personnel of the management comprises the following:

	Year ended as of
	December 31,		December 31,		December 31,
Items	2022		2021		2020
Salaries	Ps.	34,852	Ps.	34,250	Ps.	34,274
Short term benefits for employees		17,686		14,761		14,257
Long term benefits for employees		—		425		587
Fee		1,917		1,871		1,239
Total	Ps.	54,455	Ps.	51,307	Ps.	50,357

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

For the years ended December 31, 2022, 2021 and 2020

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

NOTE 36 – SUBSEQUENT EVENTS

1.	The General Meeting of Shareholders that took place on March 30, 2023, approved the following:

Net income for period ended December 31, 2022, included in the unconsolidated financial statements of Grupo Aval	2,541,179
Occasional reserve release at the disposal of the General Meeting of Shareholders	5,705,421
Total Income available for disposal of the General Meeting of Shareholders	8,246,601
Cash dividends

To distribute a cash profit of Ps. 3.60 per share per month during the months of April 2023 to March 2024, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting.

Total dividends declared	1,025,718
To Occasional reserve at the disposal of General Meeting of Shareholders	7,220,883

2.	On March 17, Banco de Bogotá sold 4.11% of the shares of BAC Holding International Corp’s outstanding ordinary shares.

3.	In a meeting held on March 6, 2023, Grupo Aval’s Board of Directors approved the presentation of the consolidated financial statements under Colombian IFRS and the accompanying notes for the period ended December 31, 2022, for consideration of the General Meeting of Shareholders.

NOTE 37 – PARENT COMPANY INFORMATION

Condensed Separate statement of financial position

The following are the condensed separate Statements of Financial Position of Grupo Aval Acciones y Valores S.A., as of December 31, 2022, and 2021 and Condensed Separate Statements of Income and Statement of Cash Flows for the fiscal year ended on December 31, 2022, 2021 and 2020.

Condensed Separate Statement of Financial Position

	December 31,
	2022		2021
Current Assets
Cash and cash equivalents	Ps.	67,439	Ps.	174,784
Held for trading securities		764		47
Accounts receivable from related parties		96,081		281,375
Other assets		7,790		172
Total current assets		172,074		456,378

Non current Assets
Investments in subsidiaries and associates		18,243,828		25,025,607
Accounts receivable from related parties		1,498,754		—
Property plant and equipment		4,084		5,565
Deferred tax		127		124
Total non current assets	Ps.	19,746,793	Ps.	25,031,296

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	December 31,
	2022		2021

Total assets	Ps.	19,918,867	Ps.	25,487,674

Current liabilities
Borrowings at amortized cost		20,255		6,318
Outstanding bonds at amortized cost		14,093		8,048
Accounts payable		120,507		433,756
Other non-financial liabilities		1,214		1,214
Total current liabilities	Ps.	156,069	Ps.	449,336

Long-term liabilities
Borrowings at amortized cost		1,794,089		525,659
Outstanding bonds		1,124,520		1,124,520
Total non current liabilities	Ps.	2,918,609	Ps.	1,650,179

Total liabilities	Ps.	3,074,678	Ps.	2,099,515

Equity
Shareholders’ equity		16,844,189		23,388,159

Total liabilities and shareholders’ equity	Ps.	19,918,867	Ps.	25,487,674

	December 31,		December 31,		December 31,
Condensed separate Statement of Income	2022		2021		2020
Operating revenue
Equity method income, net	Ps.	1,901,095	Ps.	2,127,257	Ps.	1,505,057
Other revenue from ordinary activities		307,400		286,823		286,755
Total operating revenue	Ps.	2,208,495	Ps.	2,414,080	Ps.	1,791,812

Expenses, net
Administrative expenses		(105,356)		(82,686)		(79,993)
Other expenses		(4,092)		(434)		(163)
(Losses) gains from exchange differences		(627)		(41)		(52)
Operating income	Ps.	2,098,420	Ps.	2,330,919	Ps.	1,711,604

Financial expenses		(191,558)		(98,690)		(106,979)

Net income before tax expense		1,906,862		2,232,229		1,604,625
Income tax expense		(17,672)		(52,565)		(46,088)
Net income from continuing operations	Ps.	1,889,190	Ps.	2,179,664	Ps.	1,558,537

Net income from discontinued operations, net of tax		593,989		1,118,435		790,394
Net income for the year	Ps.	2,483,179	Ps.	3,298,099	Ps.	2,348,931

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	December 31,		December 31,		December 31,
Condensed separate Cash Flow	2022		2021		2020
Net income	Ps.	2,483,179	Ps.	3,298,099	Ps.	2,348,931
Adjustments to reconcile net income to net cash used by operating activities		(3,432,887)		(2,021,406)		(938,332)
Net cash provided by operating activities	Ps.	(949,708)	Ps.	1,276,693	Ps.	1,410,599
Net cash used in investing activities		(164)		(132)		(186)
Net cash used in financing activities		842,527		(1,232,130)		(1,331,359)
Increase in cash and cash equivalents	Ps.	(107,345)	Ps.	44,431	Ps.	79,054
Effect of foreign currency changes on cash and cash equivalents		—		—		—
Cash and cash equivalents at beginning of year		174,784		130,353		51,299
Cash and cash equivalents at end of year	Ps.	67,439	Ps.	174,784	Ps.	130,353

Basis for presenting and summary of significant accounting policies

The attached Condensed Separated Financial Statement of Grupo Aval has been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and their interpretations from the International Financial Reporting Standards Committee (IFRIC), currently in force and on the basis of historic cost, except for financial assets at fair value through profit or loss.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted for immaterial.

The Condensed Separated Financial Statements of Grupo Aval have been prepared using the same IFRS basis and principles that Grupo Aval used to prepare it consolidated financial statements described in Note 2.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

Investment in Subsidiaries and Associates

Investment in subsidiaries and associates as of December 31, 2022 and 2021 comprise the following:

	December 31, 2022			December 31, 2021
	Direct ownership			Direct ownership
	interest held			interest held
	by Grupo	Book		by Grupo	Book
Subsidiary	Aval	Value		Aval	Value
Banco de Bogotá S.A.	68.93%	Ps.	9,136,530	68.74%	Ps.	15,616,990
Banco de Occidente S.A.	72.27%		3,654,757	72.27%		3,632,129
Banco Comercial AV Villas S.A.	79.86%		1,419,946	79.86%		1,479,917
Banco Popular S.A.	93.74%		3,163,966	93.74%		3,318,617
Corporación Financiera Colombiana S.A.	8.71%		1,186,454	8.50%		1,061,518
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	20.00%		532,212	20.00%		570,941
Grupo Aval Limited	100.00%		(858,477)	100.00%		(658,519)
Total subsidiaries		Ps.	18,235,388		Ps.	25,021,593

Associates
ADL Digital Lab S.A.S	34.00%		8,440	34.00%		4,014
Total associates			8,440			4,014

Total investment in subsidiaries and associates		Ps.	18,243,828		Ps.	25,025,607

Outstanding bonds

Outstanding bonds at December 31, 2022 and 2021 comprise the following:

					Amounts outstanding
Issuance date	Tranches		Maturity	Coupon rate	2022		2021

November, 2019	Ps.	100,000	November, 2024	6.42%	Ps.	100,825	Ps.	100,825
November, 2019		300,000	November, 2039	IPC + 3.69%		306,095		303,229
June, 2017		300,000	June, 2042	IPC + 3.99%		300,527		300,301
November, 2016		93,000	November, 2026	IPC + 3.86%		94,512		93,810
November, 2016		207,000	November, 2036	IPC + 4.15%		210,429		208,861
December, 2009		124,520	December, 2024	IPC + 5.20%		126,225		125,542
Total Bonds	Ps.	1,124,520			Ps.	1,138,613	Ps.	1,132,568

The scheduled maturities of bonds as of December 31, 2022 are as follows:

Period	Amount
2023		14,093
2024		224,520
2025 and thereafter		900,000
Total	Ps.	1,138,613

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ Luis Carlos Sarmiento Gutiérrez
	Name:	Luis Carlos Sarmiento Gutiérrez
	Title:	President

Date: April 13, 2023