Form 20-F
period 2023-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2024-04-17
CIK 1504764

a

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Copies to:

Manuel Garciadiaz

Yasin Keshvargar

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Phone: (212) 450-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
American Depositary Shares, each representing 20 preferred shares, par value Ps 1.00 per preferred share	AVAL	New York Stock Exchange
Preferred Shares, par value Ps 1.00 per preferred share		New York Stock Exchange*

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

Preferred shares: 7,541,763,255

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes   ⌧ No

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

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻	Emerging growth company ☐

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso”, “pesos”, or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars”, “dollars” or “U.S.$” are to United States dollars. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of Ps 3,822.05 per U.S.$1.00, which was the representative market rate published on December 31, 2023. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 8, 2024 the representative market rate was Ps 3,768.8 per U.S. $1.00.

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

Our consolidated financial statements at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022, and 2021 are included in this annual report and referred to as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the audited consolidated financial statements included herein in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which we refer to as “IFRS”.

We and our Colombian subsidiaries prepare consolidated financial statements for publication in Colombia under IFRS as adopted by the Superintendency of Finance in accordance with Decree 1851 of 2013 and 3023 of 2013, as modified by Decrees 2420 and 2496 of 2015, 2131 of 2016, 2170 of 2017, 2483 of 2018, 2270 of 2019, 1432 of 2020, 938 of 2021 and 1611 of 2022.

Separate financial statements for us and our financial subsidiaries in Colombia are based on IFRS issued by the IASB in Spanish as of December 31, 2023 (which we refer to as “Colombian IFRS”), and pursuant to certain requirements under Colombian regulations. As a result, rules subsequently issued by the IASB are not applicable under Colombian IFRS. Our separate financial statements for local purposes, differ from IFRS as issued by the IASB in the following principal aspects:

●	Loss allowances are calculated based on specific rules of the Financial and Accounting Basic Circular (Circular Básica Contable y Financiera) issued by the Superintendency of Finance (which is applied in the local separate financial statements), whereas under IFRS, loss allowances are calculated according to the criteria set forth in IFRS 9 beginning on January 1, 2018.
●	Financial instruments under Colombian IFRS are classified and measured under specific rules of the Financial and Accounting Basic Circular, whereas under IFRS, financial instruments are classified and measured according to the criteria set forth in IFRS 9 beginning on January 1, 2018 (with the exception of hedge accounting which is still treated under guidelines set forth in IAS 39).
●	Decree 2617 of 2022 allowed recognition of the effects of changes in statutory tax rates on deferred tax assets and liabilities either through income tax expense or retained earnings.

In March 2022, Banco de Bogotá spun-off 75% of its equity interest in BHI to Banco de Bogotá’s shareholders, including Grupo Aval. This represented approximately 51.6% of Grupo Aval’s beneficial ownership interest in BHI. In turn, Grupo Aval spun-off the shares of BHI it received from Banco de Bogotá to its own shareholders, resulting in Grupo Aval’s loss of control of the previously consolidated subsidiary, which was also a standalone operating segment of Grupo Aval. Accordingly, BHI was deconsolidated from Grupo Aval’s consolidated statement of financial position as of March 31, 2022, and BHI’s results of operations for periods prior to the spin-off have been reclassified to discontinued operations in Grupo Aval’s consolidated Statement of income for all periods included in this Annual Report on Form 20-F. In December 2022, Banco de Bogotá sold an additional 20.89% equity interest in BHI (representing approximately 14.4% of Grupo Aval’s then-remaining beneficial ownership interest in BHI) in an unsolicited tender offer by Esadinco S.A. (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”), maintaining a remaining interest of 4.1% in BHI. This resulted in Grupo Aval losing its significant influence over BHI, and thereafter Grupo Aval’s remaining approximately 2.8% beneficial ownership interest ceased to be accounted for as an investment in associates and was recognized as a financial asset at fair value with changes in OCI (FVOCI). Accordingly, equity method for the period between April and November 2022, during which BHI was accounted for as an equity method investee, has been reclassified to discontinued operations in Grupo Aval’s consolidated Statement of income. In accordance with IFRS, our consolidated Statement of financial position at December 31, 2021, has not been retrospectively adjusted. As a result of the spin-off, we ceased to report BHI as an operating segment. In March 2023, Banco de Bogotá sold its remaining 4.11% stake in BHI.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.          Offer statistics

Not applicable.

B.          Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.          Selected financial data

The following financial data of Grupo Aval at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been derived from our audited consolidated financial statements prepared in accordance with IFRS, included in this report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and Financial Review and Prospects” included in this annual report.

Statement of income data

IFRS

	2023	2022	2021

	(in Ps billions, except share and per share data)
Total interest income	28,919.4	19,403.0	12,791.4
Total interest expense	(22,632.4)	(11,664.4)	(4,660.8)
Net interest income	6,287.0	7,738.6	8,130.6
Impairment loss on loans and other accounts receivable	(4,751.0)	(3,120.4)	(3,192.3)
Impairment (loss) recovery on other financial assets	12.9	(16.7)	(0.7)
Recovery of charged-off financial assets	555.8	644.0	471.9
Net impairment loss on financial assets	(4,182.4)	(2,493.1)	(2,721.1)
Net interest income, after impairment losses	2,104.6	5,245.5	5,409.5
Net income from commissions and fees	3,352.5	2,903.8	3,064.2
Gross profit from sales of goods and services	3,218.0	4,545.1	3,098.9
Net trading (loss) income	(916.0)	1,559.6	922.3
Net income from other financial instruments mandatorily at fair value through profit or loss	323.7	278.8	270.1
Other income	3,751.3	(848.6)	389.7
Other expenses	(8,346.5)	(7,409.8)	(6,790.1)
Net income before tax expense	3,487.6	6,274.4	6,364.6
Income tax expense	(1,310.4)	(2,271.4)	(2,323.4)
Net income from continuing operations	2,177.1	4,003.0	4,041.2
Net income from discontinued operations, net of tax	—	866.2	1,627.3
Net income for the year	2,177.1	4,869.1	5,668.5

Net income for the year attributable to:

Net income for the period from continuing operations	739.0	1,888.9	2,179.2
Net income for the period from discontinued operations, net of tax	—	594.0	1,118.6
Owners of the parent	739.0	2,482.9	3,297.7

Net income for the period from continuing operations	1,438.1	2,114.1	1,862.0
Net income for the period from discontinued operations, net of tax	—	272.2	508.8
Non-controlling interest	1,438.1	2,386.2	2,370.8

Net income for the year	2,177.1	4,869.1	5,668.5

Earnings per 1,000 shares (basic and diluted earnings):
Common shares (in pesos)	31,124.5	107,287.0	148,006.5
Earnings per 1,000 shares (basic and diluted earnings):
Preferred shares (in pesos)	31,124.5	107,287.0	148,006.5
Dividends per 1,000 shares:
Common and preferred shares (in pesos)	24,000.0	43,200.0	54,000.0

Weighted average number of shares:
Outstanding common shares in thousands	16,202,376.2	15,760,496.8	15,128,947.7
Outstanding preferred shares in thousands	7,541,099.6	7,381,968.6	7,152,069.5
Outstanding common and preferred shares in thousands	23,743,475.8	23,142,465.4	22,281,017.2

Statement of financial position data

	Grupo Aval
	At December 31,
	2023	2022

	(in Ps billions)
Assets:
Cash and cash equivalents	18,597.9	17,032.9
Trading assets	15,451.1	11,841.4
Investment securities	34,425.7	33,674.5
Hedging derivative assets	48.7	20.9
Total loans, net	176,168.1	179,115.8
Other accounts receivables, net	25,617.2	23,380.6
Non-current assets held for sale	101.2	92.8
Investments in associates and joint ventures	1,290.7	1,423.3
Tangible assets	6,995.9	7,235.4
Concession arrangement rights	13,557.3	13,242.7
Goodwill	2,202.2	2,248.2
Other intangible assets	2,382.4	2,040.2
Income tax assets	3,877.7	3,633.9
Other assets	465.6	608.6
Total assets	301,181.6	295,591.2

Liabilities:
Trading liabilities	2,154.4	1,757.6
Hedging derivatives liabilities	217.6	3.6
Customer deposits	181,987.4	173,341.1
Interbank borrowings and overnight funds	15,081.9	9,087.9
Borrowings from banks and others	22,218.5	30,309.4
Bonds issued	23,427.8	28,362.2
Borrowings from development entities	4,813.1	4,357.3
Provisions	1,083.3	1,227.2
Income tax liabilities	5,815.0	5,291.5
Employee benefits	907.8	890.0
Other liabilities	11,954.4	10,141.8
Total liabilities	269,661.2	264,769.6

Equity:
Attributable to the owners of the parent
Subscribed and paid-in capital	23.7	23.7
Additional paid-in capital	9,571.4	9,571.4
Retained earnings	7,731.8	8,018.4
Other comprehensive income	(544.2)	(1,146.6)
Equity attributable to owners of the parent	16,782.7	16,467.0
Non-controlling interest	14,737.7	14,354.7
Total equity	31,520.4	30,821.7
Total liabilities and equity	301,181.6	295,591.2

Ratios and Measures of Financial Performance

The tables in this section, and elsewhere in this annual report, provide the calculation of certain ratios and measures of financial performance, which are used by our management to analyze the evolution and results of our company. Some of the ratios and measures of financial performance presented by us are either non-IFRS or use non-IFRS inputs. This non-IFRS information should not be construed as an alternative to IFRS measures. The ratios and measures of financial performance as determined and measured by us should not be compared to similarly titled measures reported by other companies as other companies may calculate and report such measures differently. The Company considers these non-IFRS measurements useful for investors, regulators, management and others to evaluate our performance and compare us against other financial institutions.

	Grupo Aval
	At and for the year ended December 31,
	2023	2022	2021(1)

	(in percentages, unless otherwise
	indicated)
Profitability ratios:
Net interest margin(2)	2.9%	3.8%	4.5%
Net interest margin including trading investment income(2)	3.4%	3.7%	4.4%
ROAA(3)	0.7%	1.6%	1.6%
ROAE(4)	4.5%	14.0%	15.3%
Efficiency ratios(5):
Cost to income	52.1%	45.8%	42.8%
Cost to assets	2.8%	2.7%	2.8%
Capital ratios:
Period-end equity as a percentage of period-end total assets	10.5%	10.4%	10.8%
Tangible equity ratio(6)	9.1%	9.1%	8.2%
Credit quality data:
Cost of risk: Impairment loss on loans and other accounts receivable / average gross loans(7)	2.6%	1.9%	2.2%
Cost of risk, net: Impairment loss on loans and other accounts receivable, net / average gross loans(7)(8)	2.3%	1.5%	1.8%
Charge-offs as a percentage of average gross loans(7)	2.3%	1.9%	2.4%
Loans past due more than 30 days / gross loans(7)	5.5%	4.3%	4.7%
Loans past due more than 90 days / gross loans(7)	4.0%	3.3%	3.6%
Loans classified as Stage 2 / gross loans(7)	4.9%	6.5%	11.3%
Loans classified as Stage 3 / gross loans(7)	6.8%	6.4%	7.1%
Loans classified as Stage 2 and Stage 3 / gross loans(7)	11.7%	12.8%	18.3%
Loss allowance as a percentage of loans past due more than 30 days	98.8%	116.1%	121.1%
Loss allowance as a percentage of loans past due more than 90 days	135.7%	155.0%	155.2%
Loss allowance for Stage 2 loans as a percentage of Stage 2 loans(7)	14.1%	12.1%	9.9%
Loss allowance for Stage 3 loans as a percentage of Stage 3 loans(7)	55.2%	54.0%	53.1%
Loss allowance for Stage 2 and Stage 3 loans as a percentage of Stage 2 and Stage 3 loans(7)	37.9%	32.9%	26.6%
Loss allowance as a percentage of gross loans(7)	5.4%	5.0%	5.6%
Operational data (in units):
Number of customers of the banks(9)	15,402,972	14,901,128	14,014,540
Number of employees(10)	74,036	77,043	83,146
Number of branches(11)	1,020	1,124	1,193
Number of ATMs(11)	2,909	3,174	3,361
(1)	In March 2022, Banco de Bogotá completed the spin-off of 75% of its equity interest in BHI resulting in the loss of control of the previously consolidated subsidiary. Income statement information presented under financial and operating data refers to continuing operations unless otherwise noted.
(2)	Net interest margin is calculated as net interest income divided by the total average interest-earning assets of continuing operations. Average interest-earning assets for 2023, 2022 and 2021 are calculated as the sum of interest-earning assets for continuing operations at each quarter-end during the applicable year and the prior year end divided by five.
(3)	For the years ended December 31, 2023, 2022 and 2021, ROAA is calculated as net income divided by consolidated average assets. Consolidated average assets for 2023, 2022 and 2021 are calculated as the sum of consolidated assets at each quarter-end during the applicable year and the prior year end divided by five.
(4)	For the years ended December 31, 2023, 2022 and 2021, ROAE is calculated as net income attributable to owners of the parent divided by consolidated average equity attributable to owners of the parent. Consolidated average equity attributable to owners of the parent for 2023, 2022 and 2021 is calculated as the sum of consolidated equity attributable to owners of the parent at each quarter-end during the applicable year end and the prior year end divided by five.
(5)	Our cost to income ratio is calculated as Other Expenses (see Note 30 of our audited consolidated financial statements), divided by total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading (loss) income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income). Our cost to assets ratio is calculated as Other expenses divided by the average assets of continuing operations.

(6)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets, excluding those related to concession arrangements rights, Ps 13,557.3 billion in 2023, Ps 13,242.7 billion in 2022 and Ps 11,098.1 billion in 2021) divided by total assets minus intangible assets (as defined before).
(7)	Gross loans for continuing operations exclude interbank and overnight funds of continuing operations (Ps 392.6 billion in 2023, Ps 5,967.7 billion in 2022 and Ps 3,218.4 billion in 2021) as these are short-term liquidity operations generally not subject to deterioration. Total gross loan portfolio includes Interbank and overnight funds. Throughout this document charge-offs and write-offs refer to the same concept.
(8)	Impairment (loss) on loans and other accounts receivable, net refers to Impairment (loss) on loans and other accounts receivable minus Recovery of charged-off financial assets.
(9)	Reflects the aggregated customers of our banking subsidiaries. Customers of more than one of our Colombian banking subsidiaries and MFG are counted separately for each banking subsidiary.
(10)	Number of employees of continuing operations is defined as the sum of direct, temporary and outsourced personnel in financial entities (41,923 in 2023, 45,122 in 2022 and 45,954 in 2021), call-centers (7,255 in 2023, 7,840 in 2022 and 8,560 in 2021) and employees of non-financial entities of Corficolombiana (24,858 in 2023, 24,081 in 2022 and 29,851 in 2021).
(11)	Reflects the aggregated number of full-service branches or ATMs of our Colombian banking subsidiaries and MFG, as applicable, located throughout Colombia and Panama.

ROAA and ROAE

ROAA, which is calculated as net income divided by consolidated average assets, provides a measure of return on assets. ROAE, which is calculated as net income attributable to owners of the parent, divided by consolidated average equity attributable to owners of the parent, provides a measure of the total return generated from our company and our subsidiaries for shareholders. Net income attributable to non-controlling interest divided by net income provides an indication of non-controlling interest ownership of Grupo Aval’s consolidated subsidiaries’ net income, where a higher ratio typically implies that higher net income was generated in subsidiaries in which Grupo Aval has lower ownerships and vice versa.

The following table sets forth ROAA, ROAE and Net income attributable to non-controlling interest divided by net income for Grupo Aval for the indicated years:

	Year ended December 31,
	2023	2022	2021

	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	298,489.0	297,125.3	344,533.7
Average equity attributable to owners of the parent(2)	16,454.5	17,779.5	21,568.3
Net income	2,177.1	4,869.1	5,668.5
Net income attributable to owners of the parent	739.0	2,482.9	3,297.7
Net income attributable to non-controlling interest	1,438.1	2,386.2	2,370.8
ROAA(1)	0.7%	1.6%	1.6%
ROAE(2)	4.5%	14.0%	15.3%
Net income attributable to non-controlling interest divided by net income	66.1%	49.0%	41.8%
(1)	For the methodology used to calculate Average assets and ROAA, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(2)	For the methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (4) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.

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

Summary

The following summarizes some, but not all, of the risks provided below. Please carefully consider all the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

●	Risks relating to Colombia and other countries in which we operate
o	we are exposed to adverse economic, political and social conditions in Colombia and other countries in which we operate, including variations in the exchange rates or downgrades in credit ratings of sovereign debt securities;
o	we are exposed to the vulnerability to external shocks of the Colombian economy;
o	we are exposed to internal security issues that have had or could have a negative effect on the Colombian economy;
o	we are exposed to political and economic instability in the region and in the Middle East;
o	we are exposed to changes in Government policies and actions, as well as judicial decisions that could significantly affect the local economy;
o	we are exposed to legal claims about violations of anti-corruption laws and other laws in the jurisdictions in which we operate;
o	we are exposed to risks related to our partaking in government enforcement actions and/or ongoing governmental investigations;
o	we are exposed to changes in tax regulations or the interpretation thereof that could result in new or higher taxes as well as Colombian tax haven regulations;
o	we are exposed to natural disasters, acts of war or terrorism, rioting or other external events; and
o	we are exposed to risks related to global climate change and environmental requirements;

●	Risks relating to our businesses and industry
o	Risks relating to our banking business

◾	we are exposed to a deterioration in asset quality, including the loan portfolios of our banking subsidiaries;
◾	we are exposed to the inability of our banking subsidiaries to realize on collateral or guarantees of secured loans;
◾	we are exposed to limitations on the ability of our banking subsidiaries to collect on monetary obligations and enforce rights against collateral or under guarantees imposed by Colombian insolvency laws;
◾	we are exposed to failures of our risk management processes, including credit and market risk;
◾	we are exposed to declines in the value of our banks’ sovereign debt portfolios and other investments;
◾	we are exposed to counterparty risk;
◾	we are exposed to market and operational risks associated with derivatives transactions;
◾	we are exposed to liquidity risk;
◾	we are exposed to defaults by one or more of our largest borrowers;
◾	we are exposed to downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries;
◾	we are exposed to prepayment risk;
◾	we are exposed to high competition in the credit card industry;
◾	we are exposed to changes in banking and financial services laws and regulations in Colombia and the other countries in which we operate;
◾	we are exposed to changes in accounting standards;
◾	we are exposed to regulatory actions that may result in fines, penalties or restrictions;
◾	we are exposed to legal and other challenges to maximize revenue from credit card fees and other fees from customers;
◾	we are exposed to the failure to protect personal information; and
◾	we are exposed to instability in global or local banking and financial systems.

o	Risks relating to our merchant banking business

◾	we are exposed to difficult market conditions that could affect Corficolombiana;
◾	we are exposed to risks related to our due diligence process not being able to identify all risks or ensure investment returns;
◾	we are exposed to Corficolombiana’s inability to realize profits from relatively illiquid assets, which represent a significant part of its investments;

◾	we are exposed to risks derived from Corficolombiana holding minority interest in other companies;
◾	we are exposed to not being able to access financing for new investment projects;
◾	we are exposed to the concentration of Corficolombiana’s investments in five industries; and
◾	we are exposed to a variety of other issues outside of our control.

o	Risks relating to our pension and severance fund management business

◾	we are exposed to risks derived from the highly regulated market in which Porvenir operates; and
◾	we are exposed to risks derived from the management of a significant amount of debt securities in pension and severance funds issued or guaranteed by the Colombian Government.

o	Other risks relating to our businesses

◾	we are exposed to fluctuations in interest rates and other market risks;
◾	we are exposed to our inability to effectively manage risks associated with the replacement of benchmark indices;
◾	we are exposed to fluctuations between the value of the Colombian peso and the U.S. dollar;
◾	we are exposed to trading risks with respect to our trading activities;
◾	we are exposed to limitations on interest rates;
◾	we are exposed to limitations on the ability of residents to obtain loans denominated in foreign currency;
◾	we are exposed to constitutional actions, class actions and other legal actions involving claims for significant monetary awards against financial institutions;
◾	we are exposed to risks derived from acquisitions and strategic partnerships not performing in accordance with expectations, failing to receive required regulatory approvals or disrupting our operations;
◾	we are exposed to risks derived from our inability to manage our growth successfully;
◾	we are exposed to operational risks;
◾	we are exposed to risks derived from the failure of our information systems;
◾	we are exposed to cybersecurity threats;
◾	we are exposed to risks derived from our inability to detect money laundering and other illegal or improper activities fully or on a timely basis;
◾	we are exposed to competition and consolidation in the Colombian banking and financial industry;
◾	we are exposed to risks derived from our dependency on our senior management and Board of Directors;
◾	we are exposed to reputational risk; and
◾	we are exposed to risks derived from conflicting interests between our controlling shareholder and other common, preferred shareholders and ADS holders.

●	Risks relating to our preferred shares and ADSs
o	we are exposed to exchange rate volatility;
o	we are exposed to restrictions on purchases of our preferred shares;
o	we are exposed to risks derived from the relative illiquidity of the Colombian securities markets;
o	we are exposed to risks derived from our inability to continue to develop or maintain an active market for our preferred shares and ADSs;
o	we are subject to different corporate rules and regulations than those available in other jurisdictions which may make it more difficult for holders of ADSs and underlying preferred shares to protect their interests;
o	we are subject to limitations imposed by Colombian law on our ability to pay dividends on the ADSs or underlying preferred shares;
o	holders of ADSs may encounter difficulties in the exercise of dividend rights and in the limited voting rights of our preferred shares;
o	our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE;
o	preemptive rights may not be available to holders of preferred shares or ADSs;
o	our ability to make payments on the ADSs may be adversely affected if we become unable to convert Colombian pesos to U.S. dollars or to transfer U.S. dollars abroad;
o	we are exposed to price variations as a result of being traded on more than one market;
o	if holders of ADSs surrender their ADSs and withdraw preferred shares, they may face adverse Colombian tax consequences;
o	banking regulations, accounting standards and corporate disclosure applicable to us differ from those in the United States and other countries;
o	judgments of Colombian courts with respect to our preferred shares will be payable only in pesos; and

o	U.S. investors in our preferred shares or the ADSs may find it difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.

Risks relating to Colombia and other countries in which we operate

Adverse economic, political and social conditions in Colombia and other countries where we operate, including variations in exchange rates or downgrades in credit ratings of sovereign debt securities, may have an adverse effect on our results of operations and financial condition.

Our principal subsidiaries in Colombia are financial institutions (four commercial banks, a pension and severance fund administrator and a merchant bank), and the majority of our operations, properties and customers are located in Colombia. As a consequence, our results of operations and financial condition are materially affected by economic, political and social conditions in Colombia.

Colombia is subject to economic, political and other uncertainties, including changes in monetary, exchange control and trade policies that could affect the overall business environment in Colombia, which would, in turn, affect our results of operations and financial condition. As depicted under “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Principal factors affecting our financial condition and results of operations”, the current monetary policy implemented by the Central Bank of Colombia (the “Colombian Central Bank” or “Central Bank”) that resulted in sharp subsequent increases of the benchmark interest rates. Net interest margins for our retail portfolios have contracted as a result of the above, as we have been unable to immediately or fully pass through higher interest rates to our customers, and cost of interest-bearing liabilities has increased more than the interest income we earn on retail loans. In addition, higher rates have pressured asset quality as they affect our borrowers’ payment capacity under a macroeconomic context of lower economic activity and high inflation. Exchange rate volatility could also negatively affect the foreign currency positions of our borrowers, or our subsidiaries’ solvency, liquidity or profitability. Due to the fact that a large percentage of the costs and expenses of our subsidiaries is fixed, and that the speed at which changes in interest rates charged to our customers can be adjusted may differ from that at which our cost of funds may vary, we may not be able to reduce costs and expenses or transfer an increase in our costs to our customers while the occurrences of any of these events adversely affect the Colombian economy, in which case our profitability could be further adversely affected.

In the case of our pension and severance fund management business, economic conditions may affect the businesses and financial capacity of employers, which may result in a reduction in employee-contributor headcounts or decrease the ability of employers to create new jobs or increase employee incomes and could reduce returns on stabilization reserves (see Item 4. Information on the Company—B. Business overview—Supervision and regulation—Pension and Severance Fund Management) and/or performance-based fees.

Furthermore, the implementation of certain public policies may result in social unrest reflected in protests, vandalism or strikes against such policies. Similarly, amidst these protests, participants may attack and cause damages to some of our banks’ branches, block access to some of the offices of our entities, or cause disruptions to the mobility of our employees, preventing us from developing our business during those periods and cause temporary economic disruptions in our business.

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

Economies in Latin America are expected to see a contraction in growth be impacted by climatic factors and be impacted by lower export receipts given the expected contraction in growth and reduced demand for commodities by developed countries. The year 2023 left a scenario of conflict in various regions of the world; This can generate difficulties at the global level on different fronts, international trade, and diplomatic relations between countries, affecting emerging economies such as Colombia and its Latin American counterparts. On the other hand, global tensions have resulted in increased oil prices with a positive impact on the country’s trade balance, improving the inflow of foreign currency to the government and companies in the oil sector.

International monetary policies have also had a significant impact on decisions on local interest rates, increasing the cost of new financial products. The Federal Reserve has kept rates unchanged and has sent a message to the market that the situation will continue to be analyzed in favor of a contractionary monetary policy. These factors pose challenges to the country’s economic growth and could directly and materially impact the performance of our entities in terms of growth and financial risk.

The year 2023 saw record high inflation, reaching a maximum of 13.34%. This led the Central Bank to maintain a contractionary monetary policy for most of the year, only relaxing it before the end of the year. Inflation responded to the contractionary monetary policy, standing at 9.28% as of December 2023, with the monetary policy rate at 13.00%. The year 2024 could be challenging for the Colombian economy if a scenario materialized where an early easing of monetary policy was to combine with weather conditions such as the current extreme heatwave (“El Niño”), and expected heavy rains later during the year (“La Niña”) which in turn could rekindle inflationary pressures. On the other hand, a sustained contractionary monetary policy could negatively affect the economy’s growth prospects, which are already below the country’s potential GDP growth metrics.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of paramilitary and guerrilla groups, such as the National Liberation Army (Ejército de Liberación Nacional), or “ELN”, urban militias, former members of the Revolutionary Armed Forces of Colombia (Disidencias de las Fuerzas Armadas Revolucionarias de Colombia), or “FARC”, and drug cartels. These groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers. Any breakdown in peace, renewed or continuing drug-related crime or guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including any peace negotiation with guerilla, paramilitary or other groups, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy.

The Colombian Government, under the authority granted by Congress under the Total Peace Law (“Ley de Paz Total”), is proposing to cease hostilities between the Colombian Army and various illegal groups, and has started negotiating several peace agreements with illegal groups, including various drug trafficking organizations, such as the “Grupos Armados Organizados - GAO’s”. The outcome of these negotiations remains uncertain. While some announcements regarding a ceasefire have been made, an unsuccessful conclusion of these agreements could adversely impact the Colombian economy and social stability. Furthermore, rising violence and crime could erode consumer and investor confidence, negatively affecting the business climate and economic growth. Consumer confidence is particularly vulnerable as long as these illegal groups continue to operate.

Political and economic instability in the region and the Middle East may affect the Colombian economy and, consequently, our results of operations and financial condition.

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

Moreover, diplomatic relations with neighboring countries such as Argentina and Venezuela, and in other countries such as Israel have from time to time been tense and affected by events surrounding political elections and the ongoing conflict in the Gaza Strip. On October 7, 2023, Hamas launched an attack on Israel, killing hundreds of Israeli civilians. In response, Israel declared war against Hamas, targeting the Gaza Strip. The war is causing a humanitarian crisis and could lead to an escalation of the conflict in the region, rise in oil and gas prices, inflationary pressures and market volatility, and possible contractual breaches for the maintenance of military and high-tech defense equipment necessary for the national security of Colombia, among others. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

On account of the commercial sanctions imposed by the United States and other countries against Russia, the agricultural sector of the Colombian economy experienced increases in the prices of fertilizers and restrictions on doing business with suppliers established in that part of the world. We are continuously monitoring variations and shocks in the prices of products that are related to our customers and production in the agricultural business, which could be materially adversely affected by these fluctuations.

Political conditions such as changes in the U.S. policies related to immigration and remittances; could affect the countries in which we operate. Economic conditions in the United States and the region, which are being impacted by recent indications of benchmark rate reductions by the Federal Reserve, could have an indirect effect on the Colombian economy.

Changes in Government policies and actions, as well as judicial decisions, could significantly affect the local economy and, as a result, our results of operations and financial condition.

Our results of operations and financial condition may be adversely affected by changes in governmental policies and actions, as well as judicial decisions, involving a broad range of matters, including interest rates, fees, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia.

Colombian governments have historically exercised substantial influence over their economies, and their policies are likely to continue to have a significant effect on companies, including us. Notably, the government has not yet appointed its delegates to some key rate-regulating entities, such as the Colombian Energy and Gas Regulatory Commission (CREG). These entities have a direct impact on companies in which we hold a significant stake. This delay may hinder the collection of fees, increases tariffs, or result in cost adjustments for the services these companies provide to our clients. Consequently, the future provision of services and generation of profits could be negatively affected.

Moreover, regulatory uncertainty, public dialogue on reforms in Colombia and other countries where we operate, or the approval of reforms, may be disruptive to our business or the economy and may result in a material and adverse effect on our financial condition and results of operations.

Furthermore, the Colombian Government proposes changes to the framework of laws related to healthcare, private sector participation, and prices in various sectors, including utilities, energy, gas transportation, toll road concessions, pension funds, and labor. These proposed changes, currently under discussion in congress, could result in new compliance obligations, higher costs for our operations, and increased taxation. Such changes could have potentially adverse outcomes for our clients’ income, profitability, and growth prospects.

We and our subsidiaries are subject to anti-corruption laws and other laws in the jurisdictions in which we operate and violation of these regulations could harm our business.

We and our subsidiaries are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anti-corruption, taxation, internal control and disclosure obligations, securities and derivatives regulation, anti-competition regulations, data privacy and labor relations. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business or the business of our subsidiaries could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these laws or regulations in connection with the performance of our obligations to our customers, as well as in connection with the performance of our subsidiaries’ obligations, could also result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our customers that we have not performed our contractual obligations. Because of the varying degrees of development of the legal systems in the countries where we operate, local laws might be insufficient to protect our rights due in part to a lack of multiple recourses and/or deficiencies in access to justice.

Our employees, and joint venture partners, or other third parties with whom we associate, could take actions that violate policies or procedures designed to promote legal and regulatory compliance or applicable anti-corruption laws or regulations. Violations of these laws or regulations by us or our subsidiaries, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations), including fines or penalties, disgorgement of profits and suspension or disqualification from work, including governmental contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia and other countries in which we operate could adversely affect our results of operations and financial condition or generate burdens to our shareholders or lenders.

It has become usual in Colombia for tax laws to be reformed on a regular basis. Since 2018, several tax reforms have been proposed by the Presidency and enacted by the Colombian Congress. As one of the first actions of the new Government, in August 2022, the Ministry of Finance presented to the Congress a proposed law that was ultimately approved and enacted in December, 2022. The main aspects of such law can be summarized as follows:

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

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. The Colombian Government is required by Law 1473 of 2011, also known as Law of Fiscal Rule, to significantly reduce its fiscal deficit and address issues regarding public policy, regulation regarding oil extraction and the transition to clean energies, migrations, public health events or other events that could require further tax reforms over the following years. This, in addition to an increase in fiscal deficit and the expected increase in new subsidies for the low-income bracket, changes in the health care framework, among others, could lead to higher taxation rates on our business and that of our borrowers. Changes in tax-related laws and regulations, and interpretations thereof, can impact tax burdens by increasing tax rates and fees, creating new taxes or withholdings, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities, local governments or courts may interpret tax regulations differently than we do, or impose new local tax regulations, which could result in increases in our tax payments, tax litigation and associated costs and penalties.

The Colombian Government may implement new changes in the tax rules applicable to our securities, which could have a material adverse effect on our results of operations and financial condition, or that may adversely affect our shareholders or holders of ADSs. ADSs do not have the same tax benefits as equity investments in Colombia. Although ADSs represent our preferred shares, they are subject to a different tax regulatory regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular those relating to dividends and profits from sale, may not apply or apply differently in the case of our ADSs.

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

We are exposed to natural disasters, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. Heavy rains or abnormally low rainfall in Colombia and other countries in which we operate, attributable in part to the La Niña and El Niño weather patterns, have resulted in severe flooding, mudslides and prolonged droughts in the past. These are recurring weather phenomena that may occur on an equal or greater scale in the future. We are continuously monitoring the water reservoir indicators in the country’s dams that supply water to hydroelectric plants, in order to predict potential increases in energy costs or production in agribusiness.

In addition to severe weather and natural disasters, acts of war or terrorism, rioting and other adverse external events could have a significant impact on our ability to conduct business and may, among other things, affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral of secured loans, cause significant property damage, cause us to incur additional expenses and/or result in loss of revenue. In the event of such circumstances, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. Furthermore, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters, acts of war or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year.

Risks related to global climate change and environmental requirements

The financial sector faces susceptibility to climate change impacts stemming from both physical and transition risks. These risks manifest in various forms such as financial exposure to flooding caused by rising average temperatures, intensified rainfall, and droughts due to cyclic climatic phenomena like La Niña and El Niño, and the challenges of meeting Colombia’s agreed-upon climate change mitigation goals outlined in the Nationally Determined Contributions (NDC). These commitments aim to reduce greenhouse gas emissions by 51 percent by 2030 compared to 2010. Moreover, a sudden and substantial increase in carbon taxation poses risks to financial stability, with sectors like agriculture, manufacturing, electricity, trade, and transport being primary conduits for transmitting these risks to the banking system, materialized through traditional financial risk categories such as credit, market, liquidity, operational, and other non-financial risks.

The transition towards a low carbon economy and the management of climate risks can result in drastic effects in the allocation of resources to different sectors, subsectors, projects, assets or regions, given the need to finance mitigation and adaptation measures that these demand. This is relevant to our subsidiaries, especially to our banks, which hold loans in diverse sectors, generating exposure to different climate risks.  Depending on the nature, speed and focus of these changes, including changes in policy and allocation of resources as well as in the physical climate, the changes may entail different levels of or unpredictable risks for Grupo Aval and our subsidiaries.

In order to achieve adequate management of climate risk disclosures, in December 2021 the Superintendency of Finance required issuers of securities (through Circular 031) to disclose social, environmental, and climate related information. The report follows SASB standards and TCFD recommendations associated with governance, strategy, management, and metrics about climate change. Implementing the TCFD recommendations is intended to facilitate an understanding of physical climate risks and transition risks that could affect Grupo Aval’s investments, including our banks’ portfolios and projects developed by our subsidiaries Corficolombiana and Porvenir. We and our subsidiaries presented the Practices, policies, processes, and indicators in relation to social and environmental issues, including climate issues in March 2024.

The SEC has adopted rules to enhance and standardize climate-related disclosures by public companies and in public offerings, the final rules require to disclose: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant’s board of directors’ oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant’s business, results of operations, or financial condition. These rules could have a material impact on our external reporting, controls processes and costs. As at the date of this annual report, the rules have been stayed by the SEC, pending the conclusion of certain legal challenges.

Risks relating to our businesses and industry

Risks relating to our banking business

A deterioration in asset quality, including the loan portfolios of our banking subsidiaries, may have an adverse effect on our results of operations and financial condition.

Changes in the financial condition or credit profiles of customers of our banking subsidiaries and increases in inflation or interest rates and foreign exchange volatility may have a negative effect on the quality of our banks’ loan portfolios, potentially requiring them to increase impairment losses on loans and accounts receivable or resulting in reduced profitability. In particular, the percentage of past due or impaired loans may increase in the future as a result of factors beyond our control, such as economic conditions and political events affecting Colombia generally or specific sectors of the economy. These effects could be compounded by higher interest rates, which have recently led to and could lead to further declines in our net interest margins and profitability, as we have sometimes been and may in the future be unable to immediately or fully pass through our higher interest costs to our customers, whether as a result of competitive pressures or regulatory considerations.

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

Default rates generally increase with the age of loans, the level of past due or impaired loans may lag behind the rate of growth in loans but, may increase when growth slows or the loan portfolios become more mature. As a result, historic loan loss experience may not necessarily be indicative of future loan loss experience.

Our banking subsidiaries may be unable to realize on collateral or guarantees of secured loans, which may adversely affect their results of operations and financial condition.

Our banking subsidiaries originate loans that are secured by collateral, including real estate and other assets that are generally located in Colombia and other countries where we operate. The value of collateral may significantly fluctuate or decline due to factors beyond the control of our subsidiaries, including, for example, prevailing economic and political conditions in the relevant jurisdiction. At December 31, 2023, 38.0% of consolidated loans past due more than 30 days were secured. An economic slowdown may lead to a downturn in the Colombian real estate markets, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing these loans or any other collateral securing these loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for loss allowance of our loans secured by such collateral. If this were to occur, we may need to incur additional impairments to cover actual losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Our Colombian banks’ securities portfolio primarily consists of debt securities issued or guaranteed by the Colombian Government. We are exposed to significant credit, market and liquidity risks associated with debt securities. At December 31, 2023 and 2022, debt securities represented 13.4% and 12.2% of our consolidated total assets, respectively. Of these, 62.2% and 57.4% were issued by the Colombian Central government, and 5.9% and 3.4% were issued or backed by other governments, respectively at December 31, 2023 and 2022. A significant decline in the value of these government securities or other investments could materially and adversely affect our debt securities or broader financial asset portfolios and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory Investments”.

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

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 67.3% and 65.2% of our consolidated total liabilities at December 31, 2023 and 2022, respectively. Because our banking subsidiaries rely primarily on deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate or overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition. The liquidity of our financial entities could also be impacted by reputational events affecting our entities as well as systemic events.

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

Our exposure is concentrated in certain economic sectors and large corporations that could increase our impairment losses. Default on loans by one or more of these borrowers may materially and adversely affect our results of operations and financial condition.

Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries could increase funding costs or impair access to funding, potentially impacting our ability to maintain regulatory capital ratios.

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

Adverse changes in credit ratings or outlooks could increase the cost of funding in the capital markets or borrowings, or reduce the feasibility of refinancing existing debt or issuing new debt required to finance our future projects. In addition, lenders and counterparties in derivatives transactions are sensitive to the risk of a ratings or outlook downgrade. Our ability to raise deposits may also be impacted by a change in credit ratings or outlooks, which could make us less successful when competing for deposits or preclude us or our subsidiaries from receiving funds from institutional investors, governments, governmental entities, or other providers of deposits and other funding.

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

The credit card business is subject to a number of risks and uncertainties, including the possibility of over indebtedness of our customers, despite our focus on low-risk customers in the middle- and high-income brackets.

The credit card industry is characterized by higher consumer default than other segments of the credit markets, and defaults are highly related to macroeconomic indicators that are beyond our control. According to predictions of certain analysts, Colombian economic growth rate prospects are slowing, and some forecasts predict negative growth. If this scenario manifests or continues, we may fail to effectively analyze the creditworthiness of our customers (including the targeting of certain sectors) in a timely manner, and we may be faced with unexpected losses that could have a material adverse effect on our results of operations and financial condition.

Changes in banking and financial services laws and regulations in Colombia and the other countries in which we operate could adversely affect our consolidated results.

Banking and financial services laws and regulations are subject to ongoing review and revision, including changes in response to global regulatory trends. As a result, governments have been actively considering new banking laws, regulations, reviewing and revising existing laws and regulations, particularly in relation to capital adequacy and accounting standards that may change the perceived strength of our banks, our credit ratings or our ability to grow or pay dividends. In addition, various international developments, will continue to impact us in the coming years. Decree 2555 of 2010 was amended in 2012, 2015, 2018 and 2019, modifying certain capital adequacy requirements for Colombian credit institutions. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”.

On September 21, 2017, the Colombian Congress passed Law 1870 to strengthen the regulation and supervision of financial conglomerates, also known as the Law of Financial Conglomerates (Ley de Conglomerados Financieros). This law sets out the principles for supervising and regulating financial conglomerates. This law and its regulatory decrees (i) established criteria for identifying members of the financial conglomerates, as well as their controlling financial holding companies; (ii) provided the Colombian Government and Superintendency of Finance with tools to regulate and supervise financial conglomerates with respect to capital adequacy, corporate governance standards, risk management, internal control and criteria for identifying, administering, monitoring and revealing conflicts of interest; and (iii) established obligations and responsibilities applicable to the financial holding companies regarding the application and promotion of guidelines and rules across the financial conglomerates. Financial holding companies may be exposed to sanctions and fines derived from the breach of this law and its regulatory decrees by any member of the financial conglomerate. However, no fines have been imposed since the issuance of this law. We cannot assure that such law and its regulatory decrees will not have a material adverse impact on us. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Regulatory framework for Colombian Financial Conglomerates”.

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

Recent developments that indicate stress in international banking and financial systems, such as the recent receivership of Silicon Valley Bank and Signature Bank in the United States and the rescue and acquisition of Credit Suisse by UBS and Swiss regulators in Europe, could adversely affect confidence in banking systems, including in Colombia, which could cause our bank customers to withdraw or limit their deposits and increase our cost of capital.  Additionally, actions by central banks in other countries could adversely impact our operations to the extent that we are unable to benefit from them. For example, the recent announcement by several central banks, including the Bank of Canada, the Bank of England, the Bank of Japan, the European Central Bank, the Federal Reserve, and the Swiss National Bank of coordinated action to enhance the provision of liquidity via the standing U.S. dollar liquidity swap line arrangements, intended to mitigate liquidity concerns in the jurisdictions that benefit from them, could lead international investors to limit or withdraw capital from banks in other jurisdictions that do not benefit from similar protections, which could impede our access to or increase the cost of foreign capital. Any such developments, particularly in Colombia, could materially adversely impact our business, financial condition and results of operations.

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

Adverse changes in global or local financial systems could increase the cost of funding in the capital markets or borrowings, or reduce the feasibility of refinancing existing debt or issuing new equity or debt required to finance our future projects. Our ability to raise deposits may also be impacted by a change in global or local financial systems, which could make us less successful when competing for deposits or preclude us or our subsidiaries from receiving funds from institutional investors, governments, governmental entities, or other providers of deposits and other funding.

Any occurrence that may limit our and our banking subsidiaries’ access to capital and funding, such as instability in global or local financial systems, or a decline in the confidence of debt purchasers, depositors, or counterparties in the capital markets may adversely affect our capital costs, ability to raise capital or funding, and liquidity. Moreover, we and our banking subsidiaries may need to raise capital when many other financial institutions are also seeking to raise capital, which, in turn, would require us to compete with numerous other institutions for investors. An inability to raise additional capital on acceptable terms, when needed, could have a materially adverse effect on our and our banking subsidiaries’ financial conditions and results of operations.

Risks relating to our merchant banking business

Difficult market conditions can adversely affect Corficolombiana’s business.

Corficolombiana may be adversely affected by lower-than-expected returns on investments, reduced opportunities to realize value from investments, and failure to identify suitable investments for effective capital deployment. During periods of difficult market conditions (which may span across one or more industries, sectors or geographies), portfolio companies may experience adverse operating performance, decreased revenues, financial losses, difficulty in obtaining access to financing or increased funding costs. Negative financial performance of portfolio companies may materially and adversely affect Corficolombiana’s results of operations and cash flow. If the operating performance of those portfolio companies (as well as valuation multiples) does not improve following any such downturn or other portfolio companies experience adverse operating performance, Corficolombiana may be forced to sell those assets at values that are less than projected or even at a loss. Portfolio companies may also have difficulties expanding their businesses and operations or meeting debt service and other obligations as they become due. Also, negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the investment. Even if such conditions improve broadly and significantly over the long term, adverse conditions and/or other events in particular sectors may cause our performance to suffer further.

Corficolombiana’s due diligence process for evaluating prospective investments may not identify all risks or ensure investment returns.

Before making investments, Corficolombiana conducts due diligence based on the facts and circumstances applicable to each investment. When conducting due diligence, it may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process to varying degrees depending on the type of investment, but it may be unable to engage these third parties in a timely manner, or at all. Nevertheless, regardless of the participation of third parties, the due diligence investigation carried out by Corficolombiana with respect to any investment may not reveal or highlight all relevant risks of such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Finally, a relevant portion of Corficolombiana’s income is derived from construction activities that will be completed over the following years and there is a risk that Corficolombiana might not be successful in originating and starting new projects to replace this income.

A significant part of Corficolombiana’s investments is in relatively illiquid assets, and Corficolombiana may fail to realize any profits from these investments for a considerable period of time or lose some or all of the principal amount of these investments.

As of December 31, 2023, 85.8% of Corficolombiana’s investment portfolio comes from unlisted companies. There are often no readily ascertainable market prices for such securities or for those investments of Corficolombiana in listed companies with low or medium trading volumes. As a result, there may be limited or no marketability for these investments, and they may decline in value while Corficolombiana might be seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could be realized by Corficolombiana.

In addition, in some cases, Corficolombiana may be prevented by contract from selling such investments for a certain period of time. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, it is possible that investments in privately held companies will only be disposed of over a substantial length of time, if at all, exposing the investment returns to risks of declines in market prices during the intended disposition period. Furthermore, the listed companies within Corficolombiana´s investment portfolio also have low liquidity and there is no assurance that there will be market capacity to absorb potential sales. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period—sales that it had planned to make.

Corficolombiana might have minority investments in companies and therefore, it might not control them.

Corficolombiana’s investments include non-controlling equity interests. Those investments will be subject to the risk that the controlling owners of the company in which the investment is made, may take business, financial or management decisions with which we do not agree, may take risks or otherwise act in a manner contrary to our interests. If any of the foregoing were to occur, the value of these investments could decrease or we may not be able to dispose of them, which would adversely affect Corficolombiana’s results of operations and financial condition. Any wrongdoing by these companies or their management might result in reputational or legal risks to us or lead to charge-offs or write-downs of Corficolombiana’s investments in such companies.

Corficolombiana’s new investment projects depend on its ability to access financing.

Corficolombiana’s investment projects depend on its ability to access financing. Corficolombiana may directly, or through its operating subsidiaries, enter into investment projects that require significant financing. Corficolombiana or its operating subsidiaries may experience difficulties in accessing debt and equity financing resources required to fund or refinance such projects and/or may obtain them at higher costs and/or lower tenors than initially expected. As a result, Corficolombiana’s investment objectives may attain lower returns due to higher financing costs, delays in the investment schedule or any eventual stoppage of the investment project, which could also result in the payment of penalties to its counterparties, including the Government entities in the case of the development of new highways and toll roads. If Corficolombiana is unable to obtain adequate financing on terms satisfactory to it, its ability to continue to grow or support its business and respond to business challenges could be significantly limited.

Most of Corficolombiana’s investments are held in five industries.

The majority of Corficolombiana’s investment portfolio is held in companies operating in the energy and gas, infrastructure, agribusiness, hotels and financial services industries. Energy and gas and infrastructure accounted for 93.6% of Corficolombiana’s total investment portfolio as of December 31, 2023. Although there is a diversification intent, there is a likelihood that in certain market conditions these sectors behave in a correlate manner which may result in lower than expected returns or even losses.

A variety of issues outside of Corficolombiana’s control could affect the timing and performance of its investments, which may result in additional costs and reputational harm to Corficolombiana, reductions or delays in revenues or the payment of liquidated damages.

Many of Corficolombiana’s investments, included in the energy and gas, and infrastructure sectors, involve challenging engineering, permitting, procurement and construction phases that may take place over extended periods of time, sometimes several years. These investments may encounter difficulties as a result of (i) delays in design, engineering information or materials delivery, to be completed or procured by them, the customer or a third party, (ii) delays due to failure to timely obtain permits or rights of way or meet other regulatory requirements or permitting conditions, (iii) accidents and catastrophic events, weather-related delays, protests, legal challenges, multiple types of political unrest, and other factors. In addition, in the energy and gas sector, Corficolombiana, through Promigas, is exposed to a variety of inherent hazards and operating risks in gas distribution and transportation which could cause substantial financial losses.

If any of Corficolombiana’s investments or projects fail to comply with the applicable professional standards or contractual requirements, Corficolombiana or its subsidiaries could be exposed to significant monetary damages or violations. A catastrophic event at one investment could also result in significant professional or product liability and warranty or other claims, as well as reputational harm, especially if public safety is impacted.

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

Furthermore, some public concession contracts incorporate clauses enabling an early termination of concession contracts subject to specific conditions. This could result in a liquidation value that differs from the book value recorded by Corficolombiana.

A sizable portion of Corficolombiana’s business is subject to adverse Governmental action, regulatory change, termination or even expropriation.

Most investments held by Corficolombiana, are in highly regulated industries. Therefore, a change in regulation could materially affect their value, could reduce the income that those investments will generate in the future or could adversely affect the ability of Corficolombiana to dispose of those investments. Moreover, Corficolombiana is exposed to the risk that the Colombian government may expropriate or nationalize its assets or that it may be unable to convert Colombian pesos into foreign currencies. In addition, the Colombian government has the authority to unilaterally modify certain agreements, impose tariffs, taxes, stop payments, or other restrictions on operations, which may limit the ability of Corficolombiana’s portfolio investment companies to conduct their business. The risk of expropriation or adverse regulatory action could have a material adverse effect on Corficolombiana’s business, financial condition, results of operations, or share price. Furthermore, the perception of this risk could negatively affect its reputation, investor confidence, or share price. Moreover, liquidation or contractual expropriation processes may not fully compensate for the value of the property in question.

Risks relating to our pension and severance fund management business

Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.

Porvenir’s operations are regulated by Law 100 of 1993, as amended, the Organic Statute of the Financial System (Estatuto Orgánico del Sistema Financiero), or “EOSF”, Decree 2555 of 2010 issued by the Ministry of Finance, as amended, and regulations issued by the Superintendency of Finance and, to the extent applicable, Colombian Corporation Law, including the legal framework applicable to the Financial Conglomerates, considering Porvenir is part of the Grupo Aval Conglomerate. These regulations limit the range of assets in which pension fund administrators, or “AFPs”, can invest the assets under administration and set investment limits based on the type of mandatory pension or severance fund managed each AFP manages. AFPs can manage four types of mandatory pension funds (i) Lower Risk Fund (“Fondo Conservador”), (ii) Medium Risk Fund (“Fondo Moderado”), (iii) High Risk Fund (“Fondo de Mayor Riesgo”) and (iv) Planned Retirement Fund (“Fondo Especial de Retiro Programado”), and two types of severance portfolios (i) Short Term portfolio (“Portafolio de Corto Plazo”) and (ii) Long Term portfolio (“Portafolio de Largo Plazo”). In addition, each AFP is legally required to provide a minimum return on investment for each mandatory of its pension and severance funds. See “Item 4. Information on the Company—B. Business overview—Pension Fund Management—Pension Business Overview”. Finally, during 2023 Porvenir, on behalf of the mandatory pension funds, invested Ps 4.5 billion in local private equity funds (“fondos de capital privado”) in order to fulfill the obligations established in Law

2112 of 2021, which mandates AFPs to invest a minimum of 3% of the mandatory pension funds’ assets under management in this asset class.

Furthermore, Porvenir manages voluntary pension funds (fondos de pensiones de jubilación e invalidez) created by Decree 2513 of 1987, and fully amended by Decree 1207 of 2020 as supplementary savings vehicles for pensions, which are independent from the mandatory pension funds, and benefit from tax incentives. Subject to certain limits, savings in voluntary pension funds are considered as exempt income for purposes of the corporate income tax (Impuesto de Renta) under rules defined in article 1261-1 of the Tax Statute. These exemptions have been subject to modifications through tax reforms such as Law 1607 of 2012, Law 1819 of 2016, Law 1943 of 2018, and Law 2277 of 2022 also known as “Reforma Tributaria para la Igualdad y la Justicia Social”. This law includes specific regulations for voluntary pension funds, in particular with respect to their tax benefits, reducing the limits applicable to deductions of income for the calculation of the income tax. These conditions reduce consumer interest in this type of savings product and have an adverse effect on the management fees received by Porvenir for the administration of these funds.

In March 2023, the Colombian government presented a bill to reform the current pension system (Proyecto de Ley No. 293 de 2023), which has been discussed in Congress. This reform intends to extend the system’s coverage to a broader base of the population. In general terms, the reform shifts to a pillars structure in which (i) people who earn up to three minimum wages (“salario mínimo mensual legal vigente”) will contribute exclusively to Colpensiones, the governmental pension fund administrator and (ii) people who earn more than three minimum wages will contribute, with respect to the first three minimum wages to Colpensiones and excess thereof to a private pension fund. In addition, the bill also reforms the existing commissions structure for pension funds administrators (AFP) from contributions to assets under management (AUM). Finally, the bill includes a transition regime applicable to individuals who have contributed to the pension system for over 750 weeks in the case of women and 900 weeks in the case of the men and such transition regime would be applicable and enforced effective January 1, 2025. The terms and conditions of the severance funds and voluntary pension funds remain unchanged under the bill.

This initiative filed by the Government has been discussed on one debate in the Seventh Committee of the Senate of the Republic, which took place on June 16 and 17, 2023, and, therefore, three debates are pending, which shall be discussed in the plenary session of the Senate of the Republic before June 2024. In case these three pending debates do not take place before June 2024, the bill to reform the current pension system filed by the Government has to be archived.

During 2023, over 88% of the population who contributed to the pension system in Colombia earned three minimum wages or less.  If the government proposal is approved, private pension funds will experience a significant decrease in their management fees income considering that the first three minimum wages would be contributed to Colpensiones. Although the government proposal includes a fee for AUMs, we are not yet able to estimate if the resulting fee will partially or fully offset the negative effects of the reduced volume of contributions.

Changes to the current regulation or further regulation could materially impact our pension management business and it is still uncertain what the short- and long-term implications of such changes would be.

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

Market risk refers to the probability of variations in income or in the market value of assets and liabilities due to changes in markets, including variations in market rates of interest and foreign currency exchange rates. Changes in interest rates affect the following areas, among others, of our banks’ businesses: net interest income, the volume of loans originated, market value of securities holdings, asset quality, and gains from sales of loans and securities. We do not manage market risk on a consolidated basis and are not subject to regulation or supervision of market risk on a consolidated basis. However, each financial subsidiary undertakes an individual monitoring, assessment and management of such risks through dedicated market risk units and asset liability committees

Changes in short-term interest rates may affect interest margins quickly and, therefore, net interest income, which is the most important component of our revenue. Increases in interest rates may reduce the volume of loans originated by our banking subsidiaries. Sustained high interest rates may discourage customers from borrowing and may result in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our assets, including the financial assets of our banks, the investments of Corficolombiana and the assets managed by Porvenir. Our banking subsidiaries hold a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. In addition, we may incur costs (which, in turn, will affect our results of operations) if our banking subsidiaries implement strategies to reduce future interest rate exposure. Increases in interest rates may reduce gains or require our banking subsidiaries to record losses on sales of their loans or securities.

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

We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations of the Colombian peso, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, as 18.6% of our average consolidated assets for the year ended December 31, 2023 and 24.3% of our average consolidated liabilities for the year ended December 31, 2023 were foreign currency-denominated.

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

As we continue to grow, we must effectively manage our operations across the expanded group by successfully managing our operational, technical and managerial knowledge and compliance systems. Failure to successfully integrate, monitor and manage expanded operations could have a material adverse effect on our reputation and financial results. Our future growth will also depend on our access to internal and external financing sources. We may be unable to access such financing on commercially acceptable terms or at all.

We are subject to operational risks.

Our business depends on the ability of our banking subsidiaries to process large numbers of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee error, failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, technological failures, natural disasters or external events, among others.

The procedures adopted by Grupo Aval’s banking subsidiaries regarding operational risk management were designed to identify and measure the risks to which the entities are exposed in the development of their operations, the establishment of controls for the adequate mitigation of the identified risks and the monitoring of the effectiveness of the system of controls. However, there can be no assurance that the currently adopted procedures will be effective in identifying or appropriately mitigating all of the operational risks we face.

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

We are subject to cybersecurity threats

We and our subsidiaries dedicate significant resources to regularly maintaining and upgrading our systems to implement technology that protects our networks against cyberattacks. For example, we dedicate great efforts to the review of security strategies through committees and technical groups through which we validate security controls, the needs of new technologies, ways to optimize existing ones and explore how to mitigate new threats. In addition to the above, we and our subsidiaries also made progress adoption of emerging technologies that allow us to strengthen our technical capacity such as User and Entity Behavior Analytics - UEBA, Endpoint Detection and Response - EDR, Cloud Access Security Broker - CASB, Cloud Security Posture Management – CSPM, among others, and in the selection of technologies to replace existing ones like SIEM with new and better capacities, and finally we worked in the exploration of technologies for the unification of services into one through the  framework of Security Service Edge . While we frequently experience cyberattacks, such as malware and ransomware infections, phishing, interception of sensitive data in cyberspace, and other attacks, which have required immediate our Computer Security I Response Team - CSIRT attention and have resulted in some temporary interruptions in non-operational areas, these attacks have not, to date, had a material impact on our business or clients. Depending on the seriousness of a cybersecurity incident, they are required to be reported to the corresponding committees of Information and IT security, and to the executive levels and Board of Directors of Grupo Aval. Nonetheless, future attacks could be more severe and have a material adverse impact on our business.

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

See “Item 4. Information on the company—Other corporate information—Cybersecurity” and “Item 16K.  Cybersecurity”

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

Damage to our reputation may limit our ability to attract customers, employees and investors. Harm to our reputation can arise from employee or former employee misconduct, legal and regulatory non-compliance, ethical issues, allegations of money laundering, and failing to deliver minimum standards of service and quality, among others. In particular, our success has been attributable, in part, to the high esteem in which our controlling shareholder Mr. Sarmiento Angulo, the chairman of our Board of directors, Mr. Sarmiento Gutiérrez, our President, Ms. Maria Lorena Gutiérrez, some of our senior management and our subsidiaries’ senior management and members of the Board of Directors are held in Colombia and the markets in which we operate. Reputation plays an integral role in our business operations, which are based on customer confidence and trust. If the public image or reputation of any of the foregoing is damaged as a result of negative publicity or otherwise, business relationships with customers of Grupo Aval may deteriorate, which would adversely affect our results of operations and financial condition. Any perceived or real difficulties experienced by any one of our subsidiaries would harm the reputation of Grupo Aval as a whole, which would also have an adverse effect on our results of operations and financial condition.

We are controlled by Mr. Sarmiento Angulo, whose interests could differ from the interests of other common, preferred shareholders and ADS holders.

Mr. Sarmiento Angulo beneficially owns 97.8% of our common shares outstanding and 45.4% of our preferred shares outstanding, as of April 10, 2024, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major

shareholders”. The preferred shares do not have any voting rights and thus will not affect such control of our Group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, as of April 8, 2024, he beneficially owns 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 11.5% of Corficolombiana.

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

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real or “UVRs” (U.S.$ 6,179.1), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the Board of Directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 357.8 (U.S.$ 0.09) and 66,000 UVRs = Ps 23,616,925.2 at December 31, 2023). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

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

The market price of our ADSs and preferred shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including actual or anticipated fluctuations in our operating results, economic downturns, political events in Colombia, or Panama, developments affecting the banking industry, exchange rates, changes in financial estimates by securities analysts or our failure to perform in line with such estimates, departures of key personnel, and sales of our preferred shares in the future. The liquidity of our ADSs and preferred shares could decline and might make it difficult to dispose of investments in our ADSs or preferred shares. Furthermore, common shares may be converted into preferred shares on a 1-1 basis provided that our preferred shares do not exceed 50% of our total subscribed share capital. Preferred shares are available for deposit into the ADS Program. Given that the cost of conversion of our ADSs has been and is expected to remain relatively fixed at U.S.$0.05 per ADS, lower market prices for our ADSs or preferred shares adversely affect conversion costs for investors.

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

ITEM 4. INFORMATION ON THE COMPANY

A.          History and development of the company

We are Colombia’s largest banking group based on consumer loans, and the second largest based on commercial loans and deposits at December 31, 2023. We provide a comprehensive range of financial services and products from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

Grupo Aval Acciones y Valores S.A. is a “sociedad anónima”, domiciled in Bogotá, Colombia and organized under Colombian laws and regulations. Grupo Aval was incorporated on January 7, 1994 under the name Administraciones Bancarias S.A. On April 18, 1997, the company changed its name to Sociedad A.B. S.A., and on January 8, 1998 to Grupo Aval Acciones y Valores S.A. Grupo Aval was created by our controlling shareholder, Mr. Sarmiento Angulo, to consolidate his interests in the Colombian financial sector.

The following are some of the main milestones in the development of the company:

●	In 1971, Mr. Sarmiento Angulo acquired a majority stake in Banco de Occidente, and in 1972 founded Corporación de Ahorro y Vivienda Las Villas to focus on low- and middle-income mortgage financing. In 1981, Mr. Sarmiento Angulo purchased a minority stake in Banco de Bogotá, and in 1988 he acquired a majority stake and control, consolidating a major participation in the banking system. Banco de Bogotá acquired a substantial majority of, and absorbed, Banco del Comercio in 1992.
●	In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, and following the creation in 1993 of the private pension fund system in Colombia, expanded the business to include pension fund management in 1994. In 1996, Banco Popular was acquired from the Colombian Government. In 1997, Mr. Sarmiento Angulo acquired Corporación de Ahorro y Vivienda Ahorramas, which was later merged with Corporación de Ahorro y Vivienda Las Villas in 2000 and became Banco AV Villas in 2002.
●	Between 1997 and 1999, Corficolombiana (which was founded in 1959 as an affiliate of Banco de Bogotá) acquired and merged with several merchant banks, including Corfitolima, Corfiprogreso, Corfes, Corfiboyacá, Corfisantander, Corfiandes and Indufinanciera. In 2005, Corfivalle, also a merchant bank merged with Corficolombiana.
●	In 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions into Grupo Aval. The Red Aval (Grupo Aval Network) was also established in 1998 to provide an integrated service network of branches and ATMs.
●	Our international expansion began in 2010, with the acquisition of BAC Credomatic from GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation. In December 2013, we expanded our Central American operations with the acquisitions of BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador (merged into Banco de América Central S.A. (Guatemala)).
●	On April 18, 2013, we acquired Horizonte and completed its merger into Porvenir on December 31, 2013.
●	On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held a 38.3% equity interest in Corficolombiana, controlled Corficolombiana.
●	On December 4, 2018, Aval Soluciones Digitales S.A. received an operating license issued by the Superintendency of Finance, to act as the first SEDPE (Specialized Companies in Deposits and Electronic Payments) created by a financial institution in Colombia.

●	On December 31, 2018, our controlling shareholder registered Grupo Aval and some of its subsidiaries as part of the Sarmiento Angulo’s economic group (Grupo Empresarial Sarmiento Angulo) before the Chamber of Commerce of Bogotá.
●	On February 6, 2019, Law 1870 of 2017 came into force designating Grupo Aval as the holding company of the Aval Financial Conglomerate (which includes, aside from the holding company, all of the financial subsidiaries of the group). As such, Grupo Aval Acciones y Valores S.A. is now under surveillance of the Superintendency of Finance.
●	On May 22, 2020, we acquired through BHI, 96.6% of the common shares of MFG, and in June 2020, BHI acquired an additional 3.0% of MFG’s common shares.
●	On July 28, 2021, Grupo Aval, Banco de Bogotá, Banco de Occidente, Fiduciaria Bogotá and Fiduciaria de Occidente entered into the Porvenir Shareholders’ Agreement to provide for Grupo Aval to directly control Porvenir. Prior to July 28, 2021, Banco de Bogotá, which held a 36.5% equity interest in Porvenir, controlled Porvenir.
●	On March 2022, 75% of BHI was spun-off to its shareholders. In December 2022, 20.89% was sold as part of a tender offer launched by Esadinco S.A. (an affiliate of Mr. Sarmiento Angulo). The remaining 4.11% was sold during March 2023 to Endor Capital Assets S.R.L. (an affiliate of Mr. Sarmiento Angulo).
●	On November 22, 2023, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular amended the Corficolombiana Shareholders’ Agreement, modified by certain amendment dated March 8, 2024, to agree that Banco Popular would directly control Corficolombiana. Prior to November 22, 2023, Grupo Aval controlled Corficolombiana directly.

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

We have also completed three bond issuances in the international market through Grupo Aval Limited fully and unconditionally guaranteed by Grupo Aval Acciones y Valores S.A., in addition to those from our subsidiaries. Two of those were paid in full at maturity. Only a Senior Notes due 2030 are outstanding:

●	In February 2020, we completed our third international bond offering, issuing U.S.$1.0 billion (Ps 3,401.6 billion) at the date of the issuance of our 4.375% Senior Notes due 2030.

In addition, we have completed multiple issuances on the local markets with an outstanding balance of Ps 1,137.17 billion and Ps 1,138.61 billion at December 31, 2023 and December 31, 2022, respectively. The most recent of which are:

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

B. Business overview

Our strategy

Innovation and technological transformation, changes in global consumption trends, disruptions to supply chains and their effects on economic patterns, and the growing importance of sustainability, among others, have substantially modified the way businesses operate globally. The industries in which we operate have not been the exception and therefore, at Grupo Aval we have made progress on these fronts.

In terms of innovation and technological transformation, we created, centralized and strengthened the Group’s innovation and digital transformation capabilities. Sales of products through digital channels in 2018 were an immaterial portion and by 2023 they account for more than 59% of consumer product sales (assets and liabilities). In the same period, the proportion of disbursements made through digital channels increased from less than 2% to close to 20%. In addition, we migrated a significant portion of business processes from physical to digital, either end-to-end or partially, which enabled us to capture operational efficiencies along the way.

The capabilities acquired through the consolidation, standardization and understanding of the Group’s data in Augusta (a multi-cloud, 100% cloud-based technological platform) have enabled us to better serve the needs of our customers, allowing us to offer quality products and services in a timely manner, when most useful for them. These capabilities will play a key role in the advent of open data and its impact on the industry.

We have worked to adopt and comply with regulatory changes that have affected the traditional dynamics of our financial and non-financial businesses. Simultaneously, we have adapted to changes in the political, economic, social, technological, environmental and legal landscape that have occurred globally and locally.

Part of our efforts have been aimed at successfully adopting the Basel III regulatory framework in Colombia. The changes introduced have redefined the way in which commercial activities and comprehensive risk management interact. In particular, there have been relevant changes in the regulation of: solvency ratios (regulatory minimums, operational risk, credit risk weightings), liquidity (changes in Liquidity Coverage Ratios and the adoption of the Net Stable Funding Ratio), financial conglomerates regulation, large exposures, interest rate risk in the banking book and stress testing schemes. The final phase of implementation of these regulatory work fronts will take place between 2024 and 2025.

In addition, we have embarked on a journey of evolving and understanding the two-way impact of ESG issues; from and to our business. Through our entities, we have promoted and developed initiatives aimed at generating social and environmental value in Colombia. Being a leading financial group and one of the largest private sector employers in Colombia, with more than 74,000 employees, carries with it a great responsibility. We are convinced that individually actions are impactful, however we can do much more collectively and as a society, aligning our efforts to contribute to the Sustainable Development Goals. This is why, for several years now, we have followed a path of transformation and structural evolution, through the adoption of responsible and purposeful policies, strategies, partnerships and investments.

The evolution of our business within the framework of these global trends, together with our conviction that compassion towards the Environmental, Social relevance and Governance standards are paramount to a successful business, led us to restate our brand purpose, and update our mission, vision and corporate values. We also updated our strategy around 7 pillars, supported by 10 material topics.

Mission

Drive profitable and socially sustainable growth of the entities that comprise the Group, promoting through them, the protection of the environment and of the well-being and progress of Colombians, through attractive and innovative offerings, under strict corporate governance standards.

Vision

Consolidate our position as the leading financial conglomerate in the Colombian market, recognized for our solidity, profitability, sustainability, innovation and contribution to key economic sectors, thereby maximizing value for our investors and other stakeholders.

Corporate values

Integrity and ethics

Integrity is the cornerstone on which we build all our relationships and operations. We are committed to acting honestly, transparently and responsibly in all our interactions, both internally and externally. Guided by ethical principles, we make decisions and undertake actions that conform to the highest standards of conduct. We foster an environment where integrity is valued and encouraged, contributing to the creation of a strong and trustworthy business culture.

Leadership

We encourage the development of inspiring and motivating leaders at all levels of the organization. We believe that leadership is about empowering our people, stimulating value creation and providing an environment where everyone can reach their full potential. We value the ability to drive positive change, promote collaboration and maintain a strategic vision.

Innovation and creativity

We believe that innovation comes not only from the adoption of advanced technologies, but also from human creativity and the willingness to challenge ourselves every day. We inspire our team to think outside the box and embrace the opportunities offered by change, promoting a proactive approach to continuous improvement. We constantly seek new ways to address challenges, anticipate market needs and deliver cutting-edge solutions to our stakeholders.

Fairness and respect

We value fairness and impartiality, committed to ensuring that every member of our team is treated with respect and dignity, regardless of their position. We promote fair treatment in all relationships. We encourage diversity, equity and inclusion, recognizing that the strength of our people lies in the multiplicity of perspectives and experiences.

Commitment to excellence

Excellence is a pillar that drives every aspect of our management. We are constantly striving to achieve the highest standards of quality in everything we do and in all aspects of our organization. Excellence is the fundamental tool that drives our daily performance and differentiates us in the market, exceeding expectations and building a legacy of quality that lasts over time.

Strategic Pillars

Following Grupo Aval’s mission and vision, and incorporating the corporate values that represent our organizational identity, we established seven strategic pillars that will allow us to direct our actions towards the fulfilment of our objectives and our purpose of “partnering with Colombia to create conscientious progress”. The seven strategic pillars are: (i) Market leadership, (ii) Innovation, (iii) Comprehensive risk management, (iv) Corporate synergies, (v) Employee well-being and organizational culture, (vi) Environmental commitment, and (vii) Social value generation.

(i)	Market leadership

Our objective is to consolidate the group’s position as a market leader by maintaining a strong and sustainable economic performance, addressing social and environmental aspects, as well as best standards in terms of governance. We will achieve these through financial practices that promote our entities as the main provider of choice, encompassed with a product and service offering focused on delivering the best consumer experiences overtime. We strive to maximize the value generated through a comprehensive strategic management of the entities that comprise the conglomerate, diversifying our revenue sources and creating market dynamics that positively impact our investors, while contributing to the sustainable development of the communities in which we operate.

For further information on our market leadership strategic pillar see “Item 4. Information on the company—B. Business overview—Our operations” and “Item 4. Information on the company—B. Business overview—Competition”.

(ii)	Innovation

We believe in innovation as a constant pursuit for new ideas, processes, products and technologies that add value to all participants in our business lines and the organization, based on a customer-centric approach. This allows our financial conglomerate to solidify its relevance in the business context, differentiate itself from the competition, adapt to changing market needs and anticipate future trends. We are not limited solely to the development of new products but also to the continuous improvement of existing services, the optimization of internal processes, the implementation of disruptive technologies, and the exploration of new ways to interact with our stakeholders.

Our subsidiaries, in coordination with Grupo Aval and advised by Aval Digital Labs (ADL), have developed a strategy of innovation, transformation and digital payments, based on the development of creative and technology-supported solutions that solve customer needs. Our banking subsidiaries in Colombia have closely collaborated, aligning their digitization efforts towards a shared vision of a digital future. This joint approach seeks to digitize products, channels, and processes to develop more innovative services and solutions, and enhance operational efficiency.

As part of the execution of our digital strategy, some of the innovation capabilities have been centralized in shared service centers, ensuring transversality of capabilities across entities. In this regard, we centralize the digital ecosystems at the corporate level to capture synergies in terms of agility, knowledge, and taking advantage of the scale we have achieved. Finally, we gathered, centralized, processed and standardized the Group’s data through various information channels and grouped them in the Augusta data-lake, under corporate data governance guidelines.

Our digital strategy considers three dimensions:

●	Digitizing existing products and processes. Our primary goal is to increase efficiency, improve customer service, and optimize their experience at every interaction. We are convinced that the banking industry is in the middle of significant transformation; we aspire to lead this change. We consider achieving this goal crucial to ensuring the competitive position of our Group in the future. Therefore, we have prioritized most of our digitization efforts in this first dimension.

To date, the digitization of products has allowed our entities to reach customers’ homes directly and meet their financial needs more effectively. At Grupo Aval, this strategy has led to an expansion of our digitized products for our banking subsidiaries. In 2023, we facilitated the origination of over 892 thousand new digital deposits, more than 1.6 million digital loans and other service sales.

Additionally, we have strengthened our data strategy capabilities through the successful implementation of the Augusta platform. This platform has successfully deployed 50 use cases. These advanced analytics use cases are designed to address various business challenges, such as customer retention, promotion of our digital products, optimization of next best action, and identification and prevention of fraud. These initiatives are supported by mathematical models that enable us to seize specific business opportunities in both commercial and retail banking.

●	Develop new digital business models. Our constant pursuit of innovation has led us to adopt new technologies and approaches to enhance our operations in 2023 and beyond. In response to market demands, we have embarked on significant initiatives, such as our programmatic advertising platform, Mathilde-Ads, launched in 2021, which has proven to be a strategic tool for the Group. During 2023, Mathilde-Ads focused on realizing the platform’s value through technologies that enable experimentation. This has resulted in a 40% reduction in Customer Acquisition Cost (CAC) in specific campaigns and a significant increase in product requests through cross-selling strategies. Furthermore, we have conducted experiments where we achieved a 31% increase in revenue through platform campaigns and a 26% increase in revenue for transactionally inactive audiences. We have also observed an increase in contact-ability and a 13% increase in benefit redemption.

We have successfully implemented customer validation technologies, such as facial biometrics. This approach has allowed us to reduce sales abandonment rates while simplifying processes for our customers. Additionally, we have advanced in building a data API suite, a sandbox, and governance models, allowing us to maximize our data by organizing it efficiently and generating value for our entities. This initiative has improved operational efficiency and enabled us to make informed data-driven decisions with increased agility.

Furthermore, through dale!, the 100% digital platform of Aval Soluciones Digitales S.A., we have achieved a significant milestone by acquiring 1.4 million new customers in Colombia in 2023, leading to a total of 2.0 million users and 253 thousand affiliated merchant establishments to the dale! wallet. These new customers have average deposit balances of less than five monthly minimum wages. The synergies captured between Mathilde-Ads and dale! has enabled a 70% reduction in the customer acquisition cost vs traditional online marketing methods, making us the expansion of our platform more efficient. dale!’s mission is to not only focus on customer acquisition, but also to design and pursue deeper usage and customer relationships, including younger generations who prefer exclusively digital relationships.

Finally, our loyalty programs are centralized through “Tuplús”, a digital loyalty platform that allows users to accumulate points by using Grupo Aval’s banking products, as well as products and services from other industries. These points can be redeemed for coupons tailored to users’ interests and needs at more than 100 affiliated businesses across various categories. By developing “Tuplús” as a loyalty/retail ecosystem, Grupo Aval will have the platform and vehicle to connect directly with merchants and users through offers and recurring consumer services, thereby increasing usage and market participation in financial assets.

●	Generate or participate in “digital ecosystems”. We understand that consumers seek an integrated and seamless experience in their interactions with companies. With this premise in mind, we have set out to align the efforts of our different subsidiaries and strategic allies to offer a comprehensive and unified digital multi-channel experience. Our goal is to integrate our broad portfolio of financial services into end-to-end digital experiences, addressing our customers’ needs in areas such as savings, investment, financing, as well as complementary services such as insurance and payments.

Additionally, our strategic vision includes the creation of new channels with a high degree of differentiation, innovation, and closeness to the customer that will enable us to offer our product portfolio in one place.

Currently, at Grupo Aval, we have built three main ecosystems pursuing this objective:

●	www.carroya.com: Our mobility ecosystem through which we seek to centralize all the value offer and interactions that a customer requires related to automobiles. In 2023, Carroya generated over 206,200 leads as potential businesses for our banks in Colombia, which collectively managed a conversion to disbursement of close to 1%. This is particularly relevant given the sector’s underwhelming context, where new vehicle sales contracted by 28.9% in 2023 compared to 2022.

Additionally, in 2023, Carroya took a strategic step by acquiring FacilPass, a company that facilitates electronic transactions from vehicles through tag devices. This acquisition allows us to ensure customer recurrence in our ecosystem, involving them more actively in their daily lives. As a result of this acquisition, we have launched key initiatives, such as enabling cashless payments in parking lots, strengthening the Group’s payments strategy. During 2023 we integrated more than 40% of the country’s tolls to FacilPass.

●	www.metrocuadrado.com: Our housing ecosystem and one of the largest portals for real estate sale and rent (new and used) postings in Colombia, accompanies the customer throughout the steps of purchasing, moving, maintaining, and selling. In addition, the portal offers insurance and real estate financing through the portfolios of all four of the Group’s banks. In 2023 this ecosystem was the most visited housing portal in Colombia with 35 million visits. Through this platform, in 2023 we received more than Ps 446 billion in credit applications for home purchases.
●	ADL Seguros: It is the Group’s digital insurance agency, which seeks to make available and centralize the Group’s insurance offerings through digital channels. It is the main enabler of insurance-oriented businesses of the ecosystems, currently with three insurance lines: mandatory transit-accident insurance (SOAT), all-risk insurance, and employee benefits.
(iii)	Comprehensive risk management

We seek financial stability and the integrity of the conglomerate while promoting an environment of profitable and sustainable growth across all business lines in which we operate. We work in coordination with the entities that conform the conglomerate to develop the necessary capabilities for a proactive, comprehensive and robust management of risk, allowing us to identify, assess and adequately mitigate financial, operational, strategic and compliance risks, while also considering environmental, social and governance (ESG) aspects, generating value in the short, medium and long term. We constantly monitor changes in the environment to assess our risk position and anticipate their impact on our business.

Grupo Aval employs a risk management process that aims to identify, measure, monitor and control all the risks that fall under our risk management policies. Our subsidiaries must comply with risk related regulations in each jurisdiction they operate. In addition, our corporate risk function develops a consolidated assessment of the risks we take as a group, defines corporate risk policies, leads the effort to set risk appetites for our subsidiaries and oversee the implementation of appropriate risk management controls. We also promote the strengthening of the internal control system, implementing compliance, anti-corruption and SOX compliance programs. In addition, our risk management function coordinates group wide transformational initiatives. For a discussion of our risk management guidelines, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

We monitor and analyze cybersecurity incidents, assess their consequences, take the most appropriate actions to remediate or mitigate a cyber-attack and implement additional controls such as fraud intelligence, strengthening the enrollment process in digital channels, among others.  Also, we make sure that our third-party service providers follow our security standards and maintain insurance coverage given the increasing sophistication of cyber-attacks. For further information see “Item 4. Information on the company—B. Business overview—Other corporate information—Cybersecurity”.

(iv)	Corporate synergies

We promote cohesion and constantly work to enhance the operational efficiency of all the companies that form part of our Group, adopting a strategic approach that not only seeks to optimize their resources, but also to foster collaboration and the creation of shared value so our customers benefit from the combined capabilities of the financial conglomerate. To achieve this goal, we have implemented a series of strategic initiatives that encompass all our subsidiaries. Ranging from adopting cutting-edge technologies to process optimization, our priority is to enhance efficiency and maximize value for our customers.

In this regard, we have focused our efforts on key areas such as digital banking, data analytics, and system integration. These initiatives have improved operational efficiency and the quality of our services.

In 2023 we carried on with the Group’s digitalization and transformation process, strengthening our technological capabilities and capturing efficiencies through different initiatives. During the year we updated our digital channels for corporate and individual customers, incorporating new functionalities, developing native mobile apps for iOS and Android, and advancing in the implementation of medium-term solutions within the framework of open data and open finance regulations in Colombia. Additionally, we worked on the development of a payment gateway named “gou pagos” that will strengthen the Group’s value offering to companies. We actively participated in the setup of a new Person-to-Person (P2P) and Person-to-Merchant (P2M) immediate payment platform. Among other high-impact initiatives, we implemented new payment and transfer services to mobile phone numbers, facilitating customer transactions and reducing the friction and costs associated with them.

On the corporate procurement front, over the last years we have centralized groupwide contracts and providers to capture synergies related to the operations and supply areas within our subsidiaries. Through this strategy we have captured Ps 56.6 billion in marginal cost savings over the last five years. We incorporated environmental scoring of suppliers seeking to work with the Group and we have reduced the paper footprint of the Group by 79% over the last 10 years. Of the remaining paper usage for pre-printed forms, 95% has been migrated to eco-friendly paper.

Finally, on the reputational front, we place significant value on internal and external perceptions as measured through several reputational measuring tools. The reputational strategy of the Group has been key in fostering trust and transparency in our stakeholders. In that sense, we have prioritized initiatives that widen our reach and make visible the social and environmental actions carried out by Grupo Aval and its subsidiaries. The corporate marketing function monitors the banks’ marketing strategies and seeks to capture corporate synergies.

The initiatives implemented and the ones in progress will allow us to deliver a broader and better range of products and services to our customers, leveraged on the corporate synergies resulting from the coordinated work among our entities. These accomplishments are just the beginning of our ongoing commitment to operational excellence and innovation at Grupo Aval. We will continue to explore new opportunities and adopt best practices from the market to deliver exceptional service and generate sustainable value for all our stakeholders.

(v)	Employee well-being and organizational culture

We focus on taking care of our employees, our most valuable asset. Through proactive talent management, we seek a safe, healthy and enriching work environment, promoting an organizational culture that fosters inclusion, equity and diversity. This culture contributes to the group’s success by aligning employees with the organization’s goals and values, fostering collaboration, innovation and productivity, and promoting a strong sense of belonging and commitment. We prioritize the well-being and quality of life of our team, encouraging their personal and professional development in all facets of their interaction with the organization.

We seek to attract, remunerate, develop and retain the best talent. We recognize that the contribution and commitment of our employees is key to our success. Driven by this belief, we and our subsidiaries are committed to developing our human capital focusing on well-being and training programs, diversity and inclusion, and in-house talent scouting at a corporate level. We are developing corporate talent retention and promotion policies, supported on transparent goal setting and objective performance measurement and compensation.

In relation to training and developing programs, we continue to promote opportunities for our employees to constantly update their knowledge and have access to the tools to effectively adapt to changes, propose new work schemes and chart their line of growth and development. Some of the programs we offer include technical training and strengthening of organizational culture, and the Aval Guidelines program which aims to strengthen and update knowledge on regulatory issues of cross-cutting interest.

We have also invested in the design and implementation of actions that promote the well-being and life quality of our employees, contributing to the work environment and improving the performance of our organization. For this purpose, we have provided spaces for recreation, sports and health for our employees and their families, as well as activities aimed at promoting work-life balance.

(vi)	Environmental commitment

We acknowledge our ability to support environmentally sustainable development, participating both directly and indirectly in the structuring, financing and implementation of projects that contribute significantly to building resilience to the physical and transition risks stemming from climate change in the economies where we are present. Moreover, at both individual and corporate levels, we commit to preserving and caring for the environment through responsible use of natural resources and protection of our surroundings. This is achieved by the implementation of sustainable business practices, emissions reduction and adoption of environmentally friendly technologies, aiming to minimize our ecological footprint.

In the double materiality analysis carried out by Grupo Aval, we identified that Climate Change Management and Mitigation is one of the main issues we need to address. In this sense, we have developed a roadmap aligned with the TCFD (Task Force on Climate-Related Financial Disclosure) recommendations on governance, strategy, risk management and metrics and targets, as a mechanism for managing the risks and opportunities associated with climate change. This exercise has been also developed by our entities, which due to the nature of their business generate a direct impact on the environment through their loan portfolios and are responsible for measuring and managing physical and transition risks.

We monitor different environmental aspects such as energy consumption, water consumption and waste generation, to develop actions in favor of the conscious use of these resources and their correct management. In this sense, we will continue to implement actions to encourage our employees to adopt responsible consumption habits. For further information see “Item 4. Information on the company—B. Business overview—ESG Strategy”.

(vii)	Social value generation

We are committed to driving inclusive socio-economic development. This entails prioritizing the allocation of resources and specialized knowledge into initiatives that promote equal opportunities and improve the quality of life of communities. Our focus is on providing access to financial services, supporting sustainable ventures and promoting financial inclusion. Additionally, we collaborate closely with key stakeholders, such as national, regional and local governments, non-profit organizations and other private sector entities, to design and implement innovative solutions that address the most relevant social and economic challenges in their environment, aiming to generate a positive and lasting impact on social wellness and human development. In this way, we contribute to the growth and prosperity of the communities we serve.

As part of our commitment to contribute to Colombia’s progress through actions that promote the reduction of inequality and foster an environment of non-discrimination, we have developed initiatives aiming to provide the population with access to the financial sector and improve their living conditions. Innovation has been fundamental to reach an increasing number of customers, and to engage them in responsible financial habits.

Recognizing that the development of the country goes beyond the economic dimension, we carry out social projects aimed at promoting the well-being of the Colombian population, such as the Luis Carlos Sarmiento Angulo Cancer Treatment Center (CTIC), which treated over 7,500 patients in 2023. In 2023 we launched an ambitious project, which has been named “Misión La Guajira”. La Guajira is Colombia’s most vulnerable region with the highest neonatal mortality rate, the highest death rate due to malnutrition, the lowest rate of access to drinking water and has one of the highest poverty indices.  We are working together with several Government agencies and ministries to find structural solutions to Guajira’s lack of access to energy solutions, potable water supply, and food security, and to design solutions that are sustainable. So far, we are the only economic group in the country that has tried to work hand in hand in a philanthropic project with Colombia’s public sector and to prove that, as long as we agree on the objectives, it is possible to work with any form of Government.  We are very hopeful that very soon our efforts will start to bear fruit, and that other economic groups in the country will follow suit with regard to other forgotten regions in Colombia.

Our Diversity and Inclusion Corporate Policy seeks to establish the general principles and guidelines that complement our Codes of Ethics and ensure a diverse, fair, inclusive and respectful organizational culture that values differences within Grupo Aval and its entities. We promote equal treatment of all people, regardless of their ethnicity, gender identity, sexual orientation, political or religious affiliation, among others. We will continue to develop programs that contribute to the country’s progress, generating wellbeing for all our stakeholders and promoting respect for human rights.

ESG Strategy

The corporate Environmental, Social and Governance (ESG) strategy was defined by understanding our stakeholder’s needs and expectations, as well as the evolution of the industry. This understanding led us to embark on a path of transformation and structural evolution. Furthermore, we aligned the business strategy with the sustainability strategy based on the 10 material topics identified under the double materiality analysis, we consider how our actions impact both people and the planet, but also how climate issues, can affect our financial-wellbeing. These matters are: (i) Climate Change Management and Mitigation, (ii) Human Talent, (iii) Diversity, Equity and Inclusion, (iv) Financial Inclusion and Education, (v) Corporate Reputation and Marketing, (vi) Ethics, Corporate Governance, Compliance and Internal Control, (vii) ESG Risk Management, (viii) Sustainable Finance, (ix) Security, Information Privacy and Data Protection, and (x) Profitable and Sustainable Economic Performance. The following analysis is intended to provide context for Grupo Aval’s achievements in terms of its ESG strategy.

Environmental dimension

As a part of managing and mitigating Climate Change, Grupo Aval Holding, along with its four banks, Corficolombiana, and Porvenir, established individual roadmaps of each entity, tailored to their specific core business nature and aligned with the recommendations of the TCFD.

In 2023, for the fifth consecutive year, the carbon footprint for 100% of the activities carried out at Grupo Aval Holding was measured, mainly related to administrative functions in Bogotá. The measurement was carried out for scopes 1, 2 and 3, under the “Corporate Accounting and Reporting Standard – GHG PROTOCOL”. A 49.7% reduction in the carbon footprint was evidenced compared to our base year (2019).

We carried out the first exercise of aggregation of our corporate carbon footprint for scopes 1 and 2, where we included information on four of Grupo Aval’s six direct investments (Banco de Bogotá, Banco de Occidente, Banco Popular, and Corficolombiana). These emissions were 227,671.9 tCO2eq for scope 1 and 20,334.1 tCO2eq for scope 2 (biogenic emissions are not covered for Scope 1). Corficolombiana accounted for 98% of emissions for scope 1 and 67% for scope 2, due to its investments in the infrastructure and energy sectors.

Banco de Bogotá, which represents 53.3% of Grupo Aval’s gross loans, has carried out an analysis for the calculation of financed emissions with PCAF score between 2 and 3 in the oil & gas, power generation, steel and cement sectors since 2021, which allowed it to compile greenhouse gas (GHG) inventories or estimate the carbon footprint of financed customers based on output data. The bank evaluated 95% of the separate gross loan portfolio in 2022 and 2021, for which financed emissions were 7.5 million tCO2eq and 6.9 million tCO2eq, respectively. These emissions were generated by clients representing Ps 33.1 billion and Ps 31.2 billion, respectively. Values measured for 2023 are expected to be published in the second semester of 2024.

Financed emissions and carbon footprint for AUMs managed by Porvenir in 2022 (listed equities, corporate bonds and sovereign bonds) were 1.8 million tCO2eq in 2022 or 119.3 tons of CO2eq per million dollars of AUM, measuring 36.8% of Porvenir’s AUMs.

Corficolombiana does not manage third-party AUMs on a separate basis, however, it classifies its direct investments in companies as AUMs when measuring its carbon footprint. In 2023, Corficolombiana measured the financed emissions from its investments in the energy & gas and financial sectors, generating 13,054.9 tCO2eq.

The following milestones show some actions aimed at reducing our corporate carbon footprint:

-	Banco de Bogotá financed renewable energy generation projects equivalent to the consumption of more than 1.2 million homes.
-	Banco de Bogotá issued Colombia’s first sustainable subordinated bond in the international market in an amount of U.S.$230 million, with the participation of four multilateral banks: IDB Invest, Findev Canada, Finance in Motion and IFC.
-	Banco de Bogotá received an Honorable Mention in the Sustainable Bond of the Year Category, awarded by Global SME Finance Awards 2023 and IFC's Green Bond Technical Assistance Program.
-	Corficolombiana achieved carbon neutrality, offsetting CO2 emissions through reforestation projects of Mavalle S.A.
-	Corficolombiana, through Surtigas inaugurated the UBT Solar project, the largest photovoltaic farm in the country with a generation capacity 700 KWh/year and 1,260 solar panels.
-	Fiduciaria de Occidente was certified as Carbon Neutral by ICONTEC.

Our subsidiaries planted nearly 300,000 trees in 2023. Corficolombiana protected more than 1,051 species of fauna and flora and about 3,057 hectares.

Sustainable finance

Porvenir carries out internal ratings on ESG for the review of issuers in different sectors, contributing to risk analyses. Over 52% of its AUMs have an ESG evaluation. Porvenir included, within the Responsible Investment Policy, a Relationship Policy to establish principles in relation to dialogue and engagement activities under these criteria. Lastly, the company participated as a member of the Asset Owner Technical Committee of the PRI (Principles for Responsible Investment) in 2023.

Corficolombiana has a Responsible Investment Policy, which incorporates ESG factors in decision-making and in the determination and management of risks, opportunities and issues related to investment management. Both Corficolombiana and Porvenir are signatories of the PRI.

Supplier management

Banco de Bogotá, Banco Popular and Corficolombiana have Sustainable Procurement Policies, intended to incorporate environmental and social criteria for the acquisition of goods and services, with a rational and efficient use of the same suppliers, promoting the adoption of sustainable practices. We started implementing these criteria in 2022, the following table shows the proportion of suppliers selected under ESG criteria in 2023.

	% of suppliers selected under ESG criteria
Entity	Environmental	Social
Banco de Bogota	10	10
Banco de Occidente	17	17
Banco Popular	18	35
Banco AV Villas	12	12
Corficolombiana	87	87
Porvenir	36	36

Social Dimension

We promote environments free of discrimination and with equal conditions. We work to ensure that more Colombians have access to the financial sector, closing social gaps and improving their living conditions. Through our entities, we promote financial inclusion and education by reaching different segments of the country's population such as: young people, military forces, people over 60, children, among others, with products and services focused on their needs. In addition, we provide financial solutions to SMEs favoring the correct development of their activities.

Financial inclusion

Nearly 7 million successful monetary transactions were made through dale! in 2023, representing a 182% growth relative to 2022. The monetary value of these transactions amounts to more than Ps 1.0 trillion pesos. In 2023 dale! processed 405,167 dispersions of the Guaranteed Minimum Income subsidy of the District Secretariat of Finance of the Mayor's Office of Bogotá, amounting to Ps 83.0 billion, which represents a 169% growth versus the previous year.

The four banks, Bogotá, Occidente, Popular and AV Villas supported the country’s SMEs by providing financial options to these segments for the proper development of their businesses, placing 65,096 loans. Banco de Bogota, through the Econocuenta product (savings account with no handling fee, with six free withdrawals per month, with no minimum opening amount) placed 14,936 accounts and Banco Popular placed 25,113 accounts for seniors above 60 years old.

Financial Education

Our entities generate financial education programs, empowering people with knowledge and tools to make informed financial decisions.

Banco de Bogotá developed an accessible financial education program for people with hearing disabilities to provide training on the use of money, reaching 58,868 people. As a result, it was awarded in: “Bringing Banking closer to Colombians” in the category of Financial Well-being, recognition granted by Asobancaria, and the “Recognition of Good Practices for Sustainable Development 2023” granted by the Global Compact and the Chamber of Commerce of Bogotá.

Porvenir developed initiatives such as: Radio classes: impacting more than 7,000 students from rural areas, 350,000 listeners and 500 teachers were trained through the radio. Through the board game “El futuro es Ahorra”, 2,500 children and young people were impacted with concepts such as savings, pensions and severance pay. In addition, 3.5 million Porvenir clients received content related to the understanding of the pension system. Porvenir launched the Senior Entrepreneurship Training Program reaching 378 retirees, recognizing 25 projects with the potential to attract investors and achieve large-scale goals. Finally, more than 9,000 adults were trained in topics related to entrepreneurship.

Social Investment

As the largest financial group in the country, we recognize the impact we can have on Colombia's development. We are committed to developing initiatives that contribute to social welfare.

Through the Luis Carlos Sarmiento Angulo Cancer Research Treatment Center – CTIC more than 7,488 unique patients were treated in different Clinical Functional Units and Functional Care Units. The perception of humanized care by patients was 98.95%. In turn, 79 articles were published in Research and Education.

The "Misión La Guajira" project was launched together with the Government, and together with Social Prosperity and Prisa Media, to find structural and sustainable solutions for the supply of water, energy, and food security for the inhabitants of this region, in addition to their productive inclusion. By the end of 2024, it is expected to bring these services to almost 80 communities in Manaure and Uribia, benefiting around 3,600 families in the region.

Diversity, Equity, and Inclusion

We have a Corporate Diversity and Inclusion Policy, that establishes the general principles and guidelines that complement our Code of Ethics and ensure a diverse, equitable, inclusive, and respectful organizational culture. For the first time, all entities participated in the National Ranking of Diverse and Inclusive Companies to generate a diagnosis and find gaps that allow us to strengthen our strategy. Banco de Bogotá and Corficolombiana ranked 4th and 9th respectively. The following is a list of milestones in our diversity, equity, and inclusion strategy:

-	Banco de Bogotá launched the inclusive communication guide in 2023.
-	Banco de Occidente launched the first Touch Card aimed at visually impaired people.
-	Banco de Occidente and Banco AV Villas have sign language interpreter collaborators, who provide support to hearing-impaired customers.
-	Corficolombiana carried out different volunteer work with families with HIV and displaced persons, trans women, children with cognitive disabilities in Bogotá, people with intellectual disabilities, and children diagnosed with cancer.
-	Banco Popular was recognized by Forbes Magazine 2023 as one of the 12 leading companies in diversity, equity, and inclusion.

Gender Equity

Milestones to promote gender equity:

-	Banco de Bogotá maintained the Equipares Silver Seal and received certification as a Family-Responsible Company (EFR) by the MásFamilia Foundation for a system that reconciles work and family life.
-	Banco de Occidente ranked seventh in the Great Place to Work ranking, as the best place to work for women for companies with more than 1,500 employees.
-	The president of Corficolombiana, Maria Lorena Gutiérrez Botero, was recognized by 30% Club Growth Through Diversity, for promoting gender equity in boards of directors.

Governance Dimension

To comply with the sustainability strategy, Grupo Aval established that sustainability governance involves the Board of Directors, C-level, and strategic areas. All actors have responsibilities at different levels and ensure compliance with the ESG Strategy with the support of the Corporate Governance Committee, which was set up in 2020.

ESG Endorsements and Rankings

Banco de Bogotá and Corficolombiana were, once again included, in the Yearbook. We maintained our BB rating in the MCSI, where we stand out in the Social dimension for our actions related to: (i) financial protection and customer privacy, (ii) data security, and (iii) social and ethical risk management. In terms of the Governance, we are recognized for our business ethics and anti-corruption policies. The holding company obtained a rating of 49 points in the Dow Jones Sustainability Index - DJSI, climbing 6 points compared to the previous year, improving in all dimensions.

We continue to adhere to the Global Compact and, along with our 4 banks, the United Nations Environment Programme Finance Initiative (UNEP FI), to support the transition to sustainable economies and the achievement of the Sustainable Development Goals (SDGs). Additionally, we maintained the “Reconocimiento IR” and Friendly Biz Certification.

Our operations

As one of the largest banking groups in Colombia, we offer a comprehensive range of financial services that allow us to have diversified sources of income and enhance our profitability. We operate through a multi-brand strategy that enables us to capitalize on the strengths, particular knowledge and best practices of each of our subsidiaries and our qualified and experienced management teams, see “Item 6. Directors, Senior Management and Employees”. We believe this strategy has led us to be well positioned to take advantage of market opportunities derived from economic cycles.

We manage our business through four main operating segments: Banking services, Pension and severance fund management, Merchant banking and our Holding company, which refers to the combined financial statements of Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. (see Note 31 to our audited consolidated financial statements for more information).

Grupo AVAL
Banco de Bogotá
Banco de Occidente
banco popular
Banco AV Villas
porvenir
68.9%
72.3%
93.7%
79.9%
multibank
(1)
corfi colombiana

Owner		Total Shares	
Grupo Aval		8.7%	20.0%
Banco de Bogotá	99.6%	34.7%	46.9% (2)
Banco de Occidente		4.2%	33.1% (3)
Banco Popular		5.2%	
Total	**99.6%**	**52.8%**	**100%**
% Consolidated by Aval	**68.6%**	**40.5%**	**75.8%**

(1) Ownership in Multibank
(2) Includes Banco de Bogotá and Fiduciaria Bogotá ownership
(3) Includes Banco de Occidente and Fiduciaria Occidente ownership

Source: Company data at December 31, 2023. Porvenir is held in Banco de Bogotá as follows: 36.5% through Banco de Bogotá and 10.4% through Fiduciaria Bogotá. Porvenir is held in Banco de Occidente as follows: 24.2% through Banco de Occidente and 8.9% through Fiduciaria de Occidente.

In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, he beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 11.5% of Corficolombiana, at April 8, 2024.

On December 31, 2023, 93.7% of our consolidated assets were recorded in our Colombian entities and 6.3% in Panama through MFH. In terms of businesses, 79.8% of our total consolidated assets were from our banking services segment, 19.0% were from our merchant banking segment, and 1.2% were on-balance sheet consolidated assets of our pension and severance fund management segment. On a consolidated basis, Grupo Aval manages Ps 301.2 trillion of on-balance sheet assets, and Ps 394.6 trillion of off-balance sheet assets (assets under management).

We closely monitor the performance of our subsidiaries and the performance of our competitors, promote best practices and create synergies and efficiencies that can be captured across our subsidiaries.  We work to organically improve our market position, launch new products to serve new segments, improve our existing product and service offering and have cost-effective channels.

We seek to expand our product and service offerings and diversify our sources of income by focusing on: (i) improving our market share in profitable segments and products in which we have organic growth potential; (ii) launching new products to serve new customers and segments; (iii) enhancing our product and service offerings through digitalization; and (iv) expanding our cross-selling efforts.

Banking services

We provide commercial banking services in Colombia and Panama. In Colombia, we operate four commercial banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). In Panama we operate through MFH and its subsidiaries, the most relevant being its banking operation Multibank Inc. Through the subsidiaries of our banks, we also offer bancassurance, insurance, trust, bonded warehousing and brokerage transactions, real estate escrow services, merchandise and document storage and deposit, customs agency, cargo management, surety bond and merchandise distribution services, payment and collection services, and provide deposit and lending operations in foreign currencies.

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

Our differentiated multi-brand business model builds on the individual strengths of our banks and the wide recognition of their brands. Each of our banks has developed over time a focus on particular and, to a degree, overlapping market sectors, geographic regions and services and products in Colombia. As a group, we are present in all banking products and segments in Colombia, as shown in the following chart:

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the third largest bank measured by gross loans with a 12.3% market share on December 31, 2023. It is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products. Banco de Bogotá serves all market segments. While its historic emphasis is on commercial loans for large corporations, the bank has broadened its segments base and product offering in recent years, especially on consumer loans and mortgages. Banco de Bogotá had a 15.5% market share of commercial loans, 9.8% of consumer loans and 8.5% of mortgages, all on December 31, 2023. On the same date, Banco de Bogotá had an 11.8% market share of deposits. At and for the year ended December 31, 2023, Banco de Bogotá had consolidated total assets of Ps 137.5 trillion and net income attributable to controlling interest of Ps 1.0 trillion on a consolidated basis.

Banco de Bogota’s strategy places the customer at its core, closely monitoring tendencies in the industry, delivering value to its clients through a continuous evaluation of its value proposition, enhancement of its products, initiatives, and efforts. In 2023, Banco de Bogotá

launched a digital checking account and a digital credit facility for SMEs. In terms of its offering to personal banking clients, the Bank enhanced its digital savings account “Mi trabajo” (My Job in Spanish), a payroll account independent from agreements with the employer, and its credit card “Cero Rollo” (Zero Problems in Spanish), with limits up to Ps 6 million, no management fees and automatic purchase deferral to 36 months.

In 2024, the bank will seek to become the main bank (1st place in share of wallet) of its customers with a major bet on customer experience, seeking to differentiate itself from its peers in a highly competitive environment. During 2023, the Bank’s digital strategy saw an acceleration in its corporate segments, where efforts focused on eliminating paperwork and enabling the digital signature for promissory notes. Agile methodologies that were previously implemented for consumer products were implemented for corporate business, adding value to this segment.

The bank’s values place a significant role on sustainability. Banco de Bogotá is the first carbon-neutral bank in Colombia, it adhered the Net Zero Banking Alliance and Task Force on Climate-related Financial Disclosures, amongst other initiatives. Among several sustainable projects, the Bank supports job creation for young populations, agribusiness startups, and women in the textile industry. In March 2023, the bank placed a private U.S.$230 million sustainable subordinated bond, which will fund social and environmental initiatives. In addition, the bank issues debit cards that support the education of Colombian children and the Amazon’s reforestation. Finally, Banco de Bogotá continued to be certified as a Great Place to Work.

In June 2023, Mr. Cesar Prado succeeded Mr. Alejandro Figueroa as President of Banco de Bogotá. Mr. Prado had been acting as President of Banco de Occidente.

Banco de Occidente is the fifth largest bank in Colombia measured by gross loans, with a market share of 6.9% at December 31, 2023. It focuses on mid-size and small and medium-sized (SME) corporate customers, state-owned entities and high net-worth customers and has a diversified revenue stream. Banco de Occidente had market shares of 9.1% of commercial loans and 6.2% of consumer loans on December 31, 2023. Banco de Occidente had a market share of 8.7% of Colombia’s checking accounts on December 31, 2023. On December 31, 2023, Banco de Occidente had total consolidated assets of Ps 68,601.8 billion and net income attributable to owners of the parent of Ps 473.5 billion for the year ended December 31, 2023.

During 2023, Banco de Occidente continued implementing different strategies focused on improving commercial effectiveness, optimization of distribution channels and its organizational structure. The bank continued working on the integration with its subsidiaries, digitalization, and consolidating several ESG and talent management initiatives. Banco de Occidente started segmenting its corporate and personal banking customers in terms of service channels, commercial coverage and product offerings, which increased sales force productivity. Banco de Occidente continued the commercial integration with its trust and portfolio management services offered by Fiduciaria de Occidente, off-shore products offered to Colombian and international clients through Banco de Occidente Panama and Occidental Bank Barbados.

On the digitalization front, during 2023 Banco de Occidente increased its digital products offering, with the launch of new pre-approved digital loans for small companies, Supply Factor (a new factoring platform), consolidation of Gou Payment Gateway, and evolution of the different digital products. The bank continued focusing on digital ecosystems such as Carroya.com and metrocuadrado.com. Regarding its talent management strategy, in 2023 Banco de Occidente ranked first in the Great Place to Work ranking, as the best workplace in Colombia amongst companies with more than 1,500 employees.

In June 2023, Mr. Gerardo Silva succeeded Mr. Cesar Prado as President of Banco de Occidente. Mr. Silva had been acting as Vice-President of Corporate Banking of Banco de Occidente.

Banco Popular is the seventh largest bank in Colombia measured by gross loans, with a market share of 3.3% at December 31, 2023. Banco Popular operates primarily in the consumer and public sector businesses. Banco Popular is a premier provider of financial solutions to Government entities nationwide with a particular strength in public sector deposits and loans. A significant portion of its portfolio consists of payroll loans to pensioners and public sector employees. Its access to payroll deductions for repayment of loans has historically resulted in consumer loans with a substantially lower-risk profile as compared to the banking system (consumer past-due loans of 4.1% compared to a banking system average of 8.1% at December 31, 2023).

As anticipated under “Item 5. Operating and Financial Review and Prospects—D. Trend information” on our 2022 20-F filed with the SEC, our consumer banking operations faced a challenging business scenario derived from a net interest margin compression, resulting from the steepest increase in interest rates in the country’s history and its effects on the bank’s balance sheet structure. Assets were predominantly long-term fixed-rate consumer loans (i.e. payroll lending in Banco Popular’s case) and funding was either at variable rates or repriced in shorter terms than loans. For further information see “Item 5. Operating and Financial Review and Prospects—A. Operating results”. This situation led to a net loss attributable to owners of the parent of Ps (397.9) billion for the year ended December 31, 2023.

Consequently, the bank redirected its efforts to three main objectives: firstly, returning to breakeven; secondly, redefining its strategy to strengthen the bank and build its resilience to events such as those experienced over the last couple of years; thirdly, returning to acceptable profitability levels. Simultaneously, the bank continued to advance around its strategic priorities to achieve its vision of being chosen, beloved, and recommended. It effectively concluded more than 400 initiatives aimed at improving its products, transactional services, customer care, and risk management.

The bank implemented multiple strategies and changes in favor of achieving these two objectives, such as repricing long-term fixed-rate loans (via commercial campaigns), controlling the level of risk-weighted assets (stagnant growth and loan portfolio sales), diversifying funding with lower-cost segments, optimizing operational expenses (achieving a 5.6% total operating cost reduction in the bank’s separate financial statements relative to 2022), streamlining fixed assets, and ultimately, changing the bank’s management.

Ms. Maria Fernanda Suarez took over as President of the bank, replacing Mr. Carlos Upegui, who resigned during September 2023. Maria Fernanda has over 25 years of experience both in the private and public sectors, most recently as President of Accenture in Colombia. She had previously served as Minister of Mines and Energy and as Executive VP of Strategy and Finance at Ecopetrol. Between 2004 and 2010, she had worked in Grupo Aval’s Porvenir where she held various roles until becoming Chief Investment Officer.

To strengthen the bank’s regulatory capital position amidst this challenging scenario, Banco Popular carried out two principal capital actions:

-	First, between March and July 2023 Banco Popular sold Ps 1.6 trillion in loans at close to par (Ps 1,049.0 billion in payroll loans and Ps 571.2 billion in commercial loans) to other Aval banks in competitive auctions at arm’s length conditions, with the intent of decreasing risk weighted asset exposure and reduce high-cost funding, while other structural measures were finalized.
-	Second, in October 2023, the bank issued a Ps 250.0 billion subordinated bond to strengthen the bank’s Tier 2.

Finally, in November 2023, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement, as modified by an amendment dated March 8, 2024, to provide for Banco Popular to directly control Corficolombiana. The execution of the aforementioned agreement did not entail any change in the share ownership of Corficolombiana held by the parties to the agreement, nor any modification of the beneficial owner of Corficolombiana. As a result of this agreement, Banco Popular added Ps 55,874.8 billion in assets to its consolidated statement of financial position at November 30, 2023. At December 31, 2023, Banco Popular had total consolidated assets of Ps 85,370.7 billion. In addition, the application of the provisions of Article 2.1.1.1.11 (“Deducciones del Patrimonio Básico Ordinario” or Deductions from Core Equity Tier 1) of the Colombian Decree 2555 of 2010, had a positive effect on the technical capital and capital adequacy of Banco Popular.

Banco AV Villas is the eleventh largest bank in Colombia measured by gross loans and focuses on services and products such as payroll loans and credit cards, as well as its traditional line of mortgages. Banco AV Villas has a broad service network throughout Colombia, with a concentration in Colombia’s central region, including Bogotá and the southwestern region. Banco AV Villas had a market share of 2.3% of deposits, 2.1% of gross loans, 4.3% of consumer loans and 2.3% of mortgages at December 31, 2023. At December 31, 2023, Banco AV Villas had total consolidated assets of Ps 18,913.3 billion.

Banco AV Villas was negatively impacted by the same drivers described above as the majority of its loan portfolio is exposed to fixed rates. This situation led to a net loss attributable to owners of the parent of Ps (241.6) billion. Consequently, the bank redirected its efforts to three main objectives: firstly, returning to breakeven; secondly, redefining its strategy to strengthen the bank and build its resilience to events such as those experienced over the last couple of years; thirdly, returning to acceptable profitability levels.

The bank implemented multiple strategies and changes in favor of achieving these two objectives, such as repricing long-term fixed-rate loans (via commercial campaigns), controlling the level of risk-weighted assets (via a 6.7% decrease in the outstanding balance of consumer loans), diversifying funding with lower-cost segments, optimizing operational expenses (achieving a total operating cost growth of 7.6%, well below the 13.12% inflation for 2022, in the bank’s separate financial statements relative to 2022) and streamlining fixed assets.

Banco AV Villas seeks to continue expanding in the small- and medium-size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas is developing projects focusing its efforts on the digitalization of the bank’s services to improve customer service experience.

MFH through MFG provides a wide variety of financial services in Panama, including corporate, commercial, and retail banking, as well as insurance, brokerage, and leasing services. The main subsidiary of MFG is Multibank Inc., a full-service bank operating since 1990, which consolidates the banking, insurance, and portfolio management operations of the company. At December 31, 2023 MFH had total consolidated assets of U.S.$ 4,993.9 million and net income attributable to its controlling interest of U.S.$ 11.7 million.

Multibank Inc. is the sixth largest privately owned bank in Panama measured by gross loans, with a market share of 4.4%, ninth measured by total deposits, with a market share of 3.6% as of December 31, 2023. At the same date, Multibank had a market share of 6.1% of commercial loans, 4.2% of residential mortgage loans and 6.3% of consumer loans in Panama. Multibank is the second largest provider of automobile loans in Panama with a market share of 16.7%.  The third largest lender in agricultural loans with a market share of 15.4%, and the fourth largest in construction loans with a market share of 9.9%.

During 2023, MFG continued to focus on its core retail and commercial banking business, concentrating on improving digitalization, optimization of commercial effectiveness, and launching ESG initiatives.  Multibank continued segmenting its customer base and developing service platforms and product offerings tailored to the specific needs of its client segments. On the digitalization front, during 2023 Multibank implemented the digital onboarding account through its banking app, being one of the first two banks to provide the ACH Xpress service, among other digital services. In terms of ESG, Multibank reactivated its corporate volunteering, developed, and approved a new Corporate Sustainability Policy, and for the second consecutive year, held a forum with the participation of over 900 assistants to address the economic, political, and agricultural sector challenges, which will allow for new opportunities of sustainable growth.

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

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV	Grupo Aval
	Bogotá(1)	Occidente	Popular	Villas	aggregate(2)

	(in thousands)
Total corporate customers, as of:
December 31, 2023	233.5	60.4	6.9	31.8	332.5
December 31, 2022	228.2	58.6	6.8	31.3	324.9
(1)	These figures include MFG.
(2)	Reflects aggregated amounts of our banking subsidiaries, these figures may include overlap of customers.

Individual customers

Our banks provide services and products to individuals throughout Colombia and Panama. Our banks classify their individual banking customers into separate categories based principally on income. The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV		Grupo Aval
	Bogotá(1)	Occidente	Popular	Villas	Corficolombiana	aggregate(2)

	(in thousands)
Total individual customers, as of:
December 31, 2023	8,965.0	1,158.1	3,457.0	1,130.8	359.5	15,070.5
December 31, 2022	8,412.8	1,107.1	3,513.7	1,226.8	315.7	14,576.2
(1)	These figures include MFG.
(2)	Reflects aggregated amounts of our banking subsidiaries, these figures may reflect overlap of customers in Colombia.

Lending activities

We classify our banks’ loans into the following categories: commercial, consumer, microcredit and mortgages. The following table presents our total loans, net at December 31, 2023.

	At December 31, 2023
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding(1)	consolidated(2)

	(in Ps billions)
Commercial	107,051.8	—	1,729.3	1,242.0	107,440.3
Commercial loans	106,804.1	—	1,584.3	1,242.0	107,047.7
Interbank and overnight funds	247.7	—	144.9	—	392.6
Consumer	59,031.2	—	968.4	—	59,999.6
Mortgages	18,463.1	—	23.1	—	18,486.2
Microcredit(2)	277.5	—	—	—	277.5
Total gross loans	184,823.6	—	2,720.8	1,242.0	186,203.7
Loss allowance	(9,974.3)	—	(60.3)	(2.2)	(10,035.7)
Total loans, net	174,849.4	—	2,660.4	1,239.8	176,168.0
(1)	Commercial loans reflect the loans extended by Grupo Aval Acciones y Valores S.A. to an unconsolidated related party in December 2022.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(3)	Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente) without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the minimum wage.

On December 31, 2023, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 3.9%, 6.8% and 8.2%, respectively, of our consolidated total gross loan portfolio.

Commercial loan portfolio: consists of general purpose loans (loans with a maturity of over one year), working capital loans (loans with a maturity of up to one year), leases, loans funded by development banks, corporate credit cards and overdraft loans. Loans funded by development banks are loans granted to customers and focused on specific economic sectors and are funded by national or international government or government-related institutions. Interbank and overnight funds are short-term borrowings mostly entered into between banks. The following table presents our commercial loan portfolio at December 31, 2023.

	At December 31, 2023
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding(1)	consolidated(2)

	(in Ps billions)
General purpose loans	74,951.4	—	—	1,242.0	73,611.9
Working capital loans	16,413.2	—	—	—	16,413.2
Leases	10,123.4	—	1,584.3	—	11,706.7
Loans funded by development banks	4,464.8	—	—	—	4,464.8
Overdrafts	509.5	—	—	—	509.5
Interbank and overnight funds	247.7	—	144.9	—	392.6
Credit cards	341.8	—	—	—	341.6
Commercial loans	107,051.8	—	1,729.3	1,242.0	107,440.3
(1)	General purpose loans reflect the loans extended by Grupo Aval Acciones y Valores S.A. to an unconsolidated related party in December 2022.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Consumer loan portfolio: consists of payroll loans, personal loans, automobile and other vehicle loans, credit cards, overdrafts, leases, and general purpose loans. A payroll loan is a type of loan where payments are deducted directly from an employer’s salary. The following table presents our consumer loan portfolio at December 31, 2023.

	At December 31, 2023
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding	consolidated(1)

	(in Ps billions)
Payroll loans	32,619.6	—	—	—	32,619.6
Personal loans(2)	13,264.5	—	968.4	—	14,232.9
Credit cards	7,596.2	—	—	—	7,596.2
Automobile loans and leases	5,332.4	—	—	—	5,332.4
General purpose loans	127.0	—	—	—	127.0
Overdrafts	76.1	—	—	—	76.1
Leases	15.5	—	—	—	15.5
Consumer loans	59,031.2	—	968.4	—	59,999.6
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(2)	Mostly composed of personal installment loans.

We provide credit card services to our bank customers mainly through the Visa and MasterCard networks. The following table presents the number of activated issued credit cards of our banks in Colombia at the dates indicated.

	Activated Issued Credit Cards
	December 31,	December 31,
Banking subsidiaries in Colombia	2023	2022
Banco de Bogotá	1,459,171	1,423,079
Banco de Occidente	572,918	572,300
Banco Popular	221,090	226,088
Banco AV Villas	461,490	520,353
Total activated issued credit cards	2,714,669	2,741,820

Mortgages portfolio: In Colombia, Banco de Bogotá, Banco de Occidente and Banco AV Villas are our main originators of loans to customers for the purchase of real estate secured by mortgages, while Banco Popular is increasing its presence in this business. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased. The weighted average maturity of the Colombian mortgage loan portfolio at December 31, 2023 was 191 months (contractual life at the time of origination). Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income in compliance with Colombian regulation. The weighted average maturity of MFH’s mortgage portfolio at December 31, 2023 was 266 months (contractual life at the time of origination). MFH has no significant exposure to the higher risk sectors, such as vacation homes or second-home mortgages.

Treasury operations

Our banks’ treasury departments are responsible for managing their proprietary trading activities, liquidity and distribution of treasury services and products to customers. Our banks’ proprietary trading activities include fixed income trading, derivatives and foreign exchange operations. We do not have any proprietary trading activities in equities and each of our banks has implemented trading activities policies. Our banks also take deposits from financial institutions as part of their treasury operations. These deposits are represented by certificates of interbank deposit, or “CDIs”, and earn interest at the interbank deposit rate. Banco de Bogotá and Banco de Occidente have active treasury operations, while Banco Popular and Banco AV Villas have smaller operations.

Deposits

Our banks offer traditional deposit services and products, including checking accounts, savings accounts, time deposits and other deposits. Checking accounts typically bear low or no interest. Checking accounts and savings accounts are payable on demand, although a significant portion of these accounts tend to be stable in amount over time. Moving on to our time deposits, 77.1% have maturities below 12 months and commonly earn interest at a fixed rate. The following table presents our deposits by product type at the dates indicated.

	At December 31, 2023
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding	consolidated(1)

	(in Ps billions)
Checking accounts	24,123.0	—	—	—	23,809.9
Savings accounts	73,377.6	—	1,010.9	—	71,149.9
Time deposits	79,836.7	—	7,143.3	—	86,597.5
Other deposits	413.5	1.3	15.5	—	430.2
Customer deposits	177,750.7	1.3	8,169.6	—	181,987.4
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

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

During 2023, we continued optimizing our footprint by either closing, relocating or adapting branches to increase the effectiveness of our distribution network. The following table presents our total full-service branches in Colombia and Panama, at December 31, 2023 and 2022.

			Change, December 31, 2023 vs.
	At December 31,		December 31, 2022
	2023	2022	#	%
Banco de Bogotá	412	477	(65)	(13.6)
Banco de Occidente	175	176	(1)	(0.6)
Banco Popular	178	189	(11)	(5.8)
Banco AV Villas	236	262	(26)	(9.9)
Colombia	1,001	1,104	(103)	(9.3)
Panama	19	20	(1)	(5.0)
Full-service branches	1,020	1,124	(104)	(9.3)

We continued optimizing our ATM footprint by either closing, relocating or adapting ATMs to increase the effectiveness of our distribution network. The following table presents our total ATMs in Colombia and Panama, at December 31, 2023 and 2022.

			Change, December 31, 2023 vs.
	At December 31,		December 31, 2022
	2023	2022	#	%
Banco de Bogotá	1,552	1,648	(96)	(5.8)
Banco de Occidente	267	266	1	0.4
Banco Popular	614	693	(79)	(11.4)
Banco AV Villas	427	507	(80)	(15.8)
Colombia	2,860	3,114	(254)	(8.2)
Panama	49	60	(11)	(18.3)
ATMs	2,909	3,174	(265)	(8.3)

The following table presents our other points of service in Colombia and Central America, at December 31, 2023 and 2022.

			Change, December 31, 2023 vs.
	At December 31,		December 31, 2022
	2023	2022	#	%
Banco de Bogotá	22,729	15,277	7,452	48.8
Banco de Occidente	53,891	38,577	15,314	39.7
Banco Popular	120	103	17	16.5
Banco AV Villas	2,314	2,680	(366)	(13.7)
Colombia	79,054	56,637	22,417	39.6
Panama	17	—	17	N.A.
Other points of service(1)	79,071	56,637	22,434	39.6
(1)	In Colombia, other points of service include banking correspondents (corresponsales bancarios) or “CBs” and payment collection centers (centros de pago).

In 2023, our transaction mix continued shifting toward digital channels. As such, successful monetary transactions through non-physical channels accounted for 28.5% of total transactions in 2023, 3.5% more than in 2022.

The following tables present volumes for successful monetary transactions processed through our distribution channels and their share of total transactions, in Colombia, Panama and the aggregate number for Grupo Aval, at the dates indicated.

			Change, December 31, 2023 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2022		December 31,
	2023	2022	#	%	2023	2022

	(in thousands)
Branches	63,154	68,818	(5,664)	(8.2)	13.1	17.4
ATMs	120,188	129,374	(9,186)	(7.1)	24.9	32.6
Banking correspondents and other	162,251	99,284	62,967	63.4	33.6	25.1
Online banking	53,919	41,273	12,646	30.6	11.2	10.4
Mobile banking	83,415	57,521	25,894	45.0	17.3	14.5
Automated telephone banking	34	63	(30)	(46.6)	0.0	0.0
Colombia	482,962	396,335	86,627	21.9	100.0	100.0

			Change, December 31, 2023 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2022		December 31,
	2023	2022	#	%	2023	2022

	(in thousands)
Branches	821	888	(67)	(7.6)	29.5	30.8
ATMs	866	905	(38)	(4.2)	31.2	31.3
Online banking	387	436	(48)	(11.1)	13.9	15.1
Mobile banking	705	657	49	7.4	25.4	22.8
Panama	2,780	2,886	(106)	(3.7)	100.0	100.0

			Change, December 31, 2023 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2022		December 31,
	2023	2022	#	%	2023	2022

	(in thousands)
Branches	63,975	69,707	(5,732)	(8.2)	13.2	17.5
ATMs	121,054	130,279	(9,225)	(7.1)	24.9	32.6
Banking correspondents and other	162,251	99,284	62,967	63.4	33.4	24.9
Online banking	54,307	41,709	12,598	30.2	11.2	10.4
Mobile banking	84,120	58,178	25,943	44.6	17.3	14.6
Automated telephone banking	34	63	(30)	(46.6)	0.0	0.0
Total	485,742	399,220	86,521	21.7	100.0	100.0

Merchant banking

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2023. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as trust services, among others. Corficolombiana had consolidated total assets and shareholders’ equity attributable to owners of the parent of Ps 57,281.2 billion and Ps 12,076.3 billion, respectively, at December 31, 2023. Net income attributable to owners of the parent was Ps 883.3 billion for the year ended December 31, 2023.

Corficolombiana’s business model is based on the premise of investing in businesses in strategic sectors of the Colombian economy. Corficolombiana’s equity investment strategy is to target acquiring and holding controlling or substantial stakes in strategic businesses. These investments enable Corficolombiana to exert influence or control over these businesses’ operations and to promote revenue growth, operational efficiencies and optimization of the capital structures.

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

The following table provides information regarding Corficolombiana’s consolidated assets distributed by sectors at December 31, 2023.

	At December 31, 2023
			Financial
	Energy and		Services &
	Gas	Infrastructure	Others	Hospitality	Agribusiness	Total

	(in Ps billions)
Total assets(1)	18,528	27,335	9,832	944	642	57,281.2
As a percentage of total assets	32.3%	47.7%	17.2%	1.6%	1.1%	100.0%
(1)	Eliminations are assigned to each operating segment.

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

Corficolombiana’s infrastructure investments are concentrated mainly in toll road concession projects, a sector in which it is a leading private investor in Colombia. The main investments of Corficolombiana in the infrastructure sector include Proyectos de Infraestructura S.A. (Buga-Tuluá-La Paila), Concesionaria Vial de los Andes S.A.S. (Bogotá-Villavicencio), Concesiones CCFC S.A. (Fontibón-Los Alpes, concesión contract ended March 27, 2024), Concesionaria Panamericana S.A.S. (Los Alpes-Villeta and Chuguacal-Cambao), Concesionaria Vial del Pacífico S.A.S. (Ancón Sur-Bolombolo or “Conexión Pacífico 1”), Concesionaria Nueva Vía al Mar S.A.S. (Mulaló-Loboguerrero), Concesionaria Vial Andina S.A.S. (Bogotá-Villavicencio) and Concesionaria Vial del Oriente S.A.S. (Villavicencio-Yopal).

In the financial services & others sector, Corficolombiana offers trust and brokerage services to third-party customers through two subsidiaries: Fiduciaria Corficolombiana S.A. and Casa de Bolsa S.A. For information on Corficolombiana’s consolidated lending and deposit taking activities see “Item 4. Information on the Company—B. Business overview—Commercial Banking”.

Corficolombiana also has investments in the hospitality sector, including controlling stakes in Hoteles Estelar de Colombia S.A. and Promotora y Comercializadora Turística Santamar S.A.

Finally, Corficolombiana’s main investments in agribusiness are centered in production of palm oil, rubber, rice and cotton mainly through Unipalma S.A., Valora S.A. and Organización Pajonales S.A.

Investment banking and treasury businesses

Corficolombiana’s investment banking team provides advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions and project finance. Corficolombiana has led the participation of private sector companies in infrastructure projects. In 2023, Corficolombiana’s investment bank helped raise financing and coordinate projects with third parties and sometimes with related parties.

Corficolombiana is a relevant participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency-denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2023, Corficolombiana had consolidated total fixed income assets of Ps 6,097.6 billion.

Pension and severance fund management

Porvenir is controlled by and consolidated under Grupo Aval. Porvenir is the leading private pension and severance fund management business in Colombia, based on assets under management, with a 45.0% market share of assets under management at December 31, 2023. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Through Aportes en Línea, Porvenir manages social security related information systems designed to provide employees with efficient payment solutions.

For the year ended December 31, 2023, 43.2% of Porvenir’s revenues were derived from mandatory pension funds, 20.0% from severance funds, 6.9% from voluntary pension funds and 1.4% from third-party sponsored pension liability funds. Porvenir derived the remaining 28.5% of its revenues from a combination of the profitability of its own investment portfolio, stabilization reserves and other income.

The following table presents a breakdown of Porvenir’s assets under management at the dates indicated. Favorable capital market conditions throughout 2023 drove the 6.6% increase in the volume of funds managed by Porvenir, which in turn positively affected returns on the stabilization reserve. Regarding third-party sponsored pension funds, the FONPET asset management contract expired on April 2023, which at December 31, 2022 accounted for Ps 18.9 billion. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Pension and Severance Fund Management”.

			Change, December 31, 2023 vs.
	At December 31,		December 31, 2022
	2023	2022	#	%

	(in Ps billions)
Mandatory pension funds	188,572.0	159,338.6	29,233.4	18.3
Severance funds	9,282.5	7,592.5	1,690.0	22.3
Voluntary pension funds	5,754.3	4,836.0	918.3	19.0
Third-party sponsored pension funds	204.9	19,425.4	(19,220.6)	(98.9)
Total assets under management	203,813.7	191,192.5	12,621.2	6.6

The following table presents a breakdown of Porvenir’s clients at the dates indicated.

			Change, December 31, 2023 vs.
	At December 31,		December 31, 2022
	2023	2022	#	%

	(in thousands)
Mandatory pension funds	11,565.9	11,341.2	224.7	2.0
Severance funds	5,424.3	5,095.8	328.4	6.4
Voluntary pension funds	142.4	198.0	(55.6)	(28.1)
Total clients	17,132.6	16,635.1	497.6	3.0

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 74.6% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 26.9% and (0.8)% of its total revenues for the years ended December 31, 2023 and December 31, 2022, respectively. In 2023 returns were positively affected by the overall capital markets performance described above.

Distribution channels

Porvenir attracts new individual customers mainly through its direct sales force (661 individuals) with direct report to five regional sales managers located in Bogotá, Antioquia, the Southern Region, the Eastern Region and the Northern Region. At December 31, 2023, Porvenir had 51 offices, 5 service modules and 64 electronic service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Competition

Commercial banking

We are one of the largest financial banking groups in Colombia. In the last 5 years, we have outperformed our peer group’s average on key financial metrics, such as ROAA, ROAE, cost to assets efficiency ratio and the ratio of loans classified as past due more than 30 days over gross loans. We believe that these results have been achieved due to our banks’ historically strong franchises, results-oriented philosophy and their disciplined risk management approach; all of which has been supported by our multi-brand business model.

The following market share and other data comparing us and our banking subsidiaries to our competitors in the Colombian market is based on information derived from the combined separate financial information reported to the Superintendency of Finance by our 4 commercial banks based on Colombian IFRS. Our main competitors in Colombia are Bancolombia, Davivienda and BBVA Colombia, which are the three leading banking groups following Grupo Aval. Average balances are calculated using the 13 end-of-month average balances from December 2023 to December 2022. Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.

The following table shows ROAA, ROAE, efficiency ratio and Colombian market share information of our Colombian banking subsidiaries, our aggregate operation and our principal competitors in accordance with Colombian IFRS on a separate basis.

	At and for the Year ended December 31, 2023
	Grupo Aval entities								Rest of the
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA	Colombian
	Bogotá(1)	Occidente	Popular	Villas	Aggregate (1)	Bancolombia	Davivienda	Colombia	market

	(in percentages)
ROAA(2)	0.9	0.7	-1.1	-0.6	0.4	2.4	0.1	0.2	0.4
ROAE(3)	6.9	8.8	-12.6	-7.2	4.1	16.0	0.8	3.1	4.3
Efficiency ratio(4)	49.8	53.7	107.5	90.1	60.3	37.9	45.1	59.9	59.3
Market share in Colombia:
Net income	12.4	5.2	-4.2	-1.4	12.0	72.6	1.3	2.4	11.7
Deposits	11.8	7.0	3.5	2.3	24.5	26.2	14.7	11.9	22.7
Gross loans	12.3	6.9	3.3	2.1	24.6	27.1	15.7	11.3	21.3
Assets	12.2	6.7	3.1	2.0	23.9	26.4	14.5	11.0	24.2
Branches	8.0	3.4	3.5	4.6	19.5	13.0	10.7	9.3	47.5
ATMs	9.7	1.7	3.8	2.7	17.9	32.3	14.3	9.2	26.3

Source: Company calculations based on separate information published by the Superintendency of Finance. Figures relating to branches and ATMs of Grupo Aval’s entities are derived from internal data.

(1)	Ratios and market share data reflect aggregated separate data of Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas.
(2)	ROAA is calculated as net income divided by the 13-month average of month-end total assets.
(3)	ROAE is calculated as net income divided by the 13-month average of month-end total equity.
(4)	Cost to assets efficiency ratio is calculated as total expenses divided by the 13-month average of month-end total assets.

Lending activities

At December 31, 2023, we had the second largest market share of gross loans in Colombia, with a 24.6% market share. We have a strong presence in commercial loans and in consumer loans (particularly in payroll loans, in which we had a 45.3% market share at December 31, 2023).

The following table presents a breakdown of the market share of our gross loans and that of our competitors by category at December 31, 2023.

	At December 31, 2023
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Commercial loans	27.1	34.6	12.7	9.0	16.6
Consumer loans	27.9	19.5	14.7	14.6	23.4
Mortgages loans	14.5	21.0	30.6	14.3	19.7
Microcredit loans	1.4	3.0	0.0	0.0	95.6
Gross loans	24.6	27.1	15.7	11.3	21.3

Source: Company calculations based on separate information published by the Superintendency of Finance.

At December 31, 2023, consumer loans represented a larger share of our total gross loans than that of most of our principal competitor banks, and we had a higher concentration of payroll loans. The table below presents the total gross loan mix and average yield on gross loans across the Colombian market at December 31, 2023.

	At December 31, 2023
	Grupo Aval entities								Rest of the
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA	Colombian
Colombian IFRS	Bogotá	Occidente	Popular	Villas	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Gross loans:
Commercial loans	64.9	67.7	25.3	22.2	56.7	66.0	41.6	41.3	40.3
Consumer loans	23.9	26.7	69.3	60.5	33.9	21.5	27.9	38.7	32.8
Mortgages loans	10.9	5.6	5.4	17.2	9.2	12.2	30.5	19.9	14.6
Microcredit loans	0.3	-	0.0	0.0	0.2	0.3	0.0	0.0	12.3
Gross loans	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Average yield on gross loans:
Average yield on commercial loans:	14.2	15.4	15.1	15.7	14.7	14.3	14.3	13.7	15.4
Average yield on consumer loans:	18.5	16.7	12.3	13.9	15.6	20.7	18.6	15.3	19.9
Average yield on mortgages loans:	10.0	10.6	8.7	10.4	10.1	17.1	12.7	9.6	11.2
Average yield on microcredit loans:	28.0	N.A.	16.7	14.1	27.9	26.6	20.9	N.A.	24.4
Average yield on gross loans	14.9	15.5	12.9	13.7	14.6	16.1	15.1	13.5	17.3

Loan Portfolio Quality

We believe that the credit quality of our gross loans compares favorably against our main competitors. The following table presents credit quality metrics for our gross loans and that of our competitors at the dates indicated.

	Loans past due more	Loans rated	Gross provision	Net provision	Allowance / loans
	than 30 days / gross	C, D, E	expense / average	expense / average	past due more
	loans	/ gross loans(1)	gross loans(2)	gross loans(3)	than 30 days

Colombian IFRS	For the year ended December 31, 2023
	(in percentages)
Banco de Bogotá	4.8	6.9	2.2	1.9	114.8
Banco de Occidente	4.2	6.4	2.6	2.1	121.6
Banco Popular	4.1	4.9	1.1	0.9	139.6
Banco AV Villas	4.0	3.9	1.7	1.3	95.0
Grupo Aval aggregate	4.5	6.2	2.1	1.7	118.1

Bancolombia	5.0	6.4	3.8	3.5	139.8
Davivienda	8.3	8.7	5.4	4.6	80.3
BBVA Colombia	4.3	5.2	2.3	2.1	116.3
Rest of the Colombian market	5.8	6.8	3.7	3.3	103.5

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	For further information about loan classification categories, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
(2)	Gross provision expense is defined as provision expenses net of provision recoveries.
(3)	Net provision expense is defined as gross provision expense minus recoveries of charged-off loans.

Deposits

At December 31, 2023, we had the second largest market share of total deposits in Colombia, with a market share of 24.5%. At the same date our principal competitors—Bancolombia, Davivienda and BBVA Colombia—had market shares of 26.2%, 14.7% and 11.9%, respectively.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2023.

	At December 31, 2023
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Checking accounts	30.4	26.9	11.1	10.5	21.1
Savings accounts	25.1	29.7	13.9	11.2	20.2
Time deposits	23.8	22.5	16.9	13.4	23.4
Other deposits(1)	2.2	23.6	7.8	4.8	61.5
Total deposits	24.5	26.2	14.7	11.9	22.7

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	Other deposits include judicial deposits (mainly in Banco Agrario), electronic deposits, remittances payable and deposit guarantees, among others.

At December 31, 2023, checking accounts represented a larger share of our total deposits than that of most of our principal competitor banks. The table below presents the total funding mix, deposit mix and average rate paid on total funding across the Colombian market at December 31, 2023.

	At December 31, 2023
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Funding:
Deposits	81.1	87.1	79.8	88.0	73.5
Other funding(1)	18.9	12.9	20.2	12.0	26.5
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	14.5	12.0	8.8	10.3	10.8
Savings accounts	44.6	49.5	41.4	41.1	38.7
Time deposits	40.6	36.1	48.4	47.5	43.1
Other deposits	0.2	2.4	1.4	1.1	7.3
Total deposits	100.0	100.0	100.0	100.0	100.0
Average rate paid on funding:
Average rate paid on deposits	9.4	7.1	9.1	9.0	8.8
Average rate paid on other funding(1)	8.6	9.3	10.3	11.0	9.7
Average rate paid on total funding	9.3	7.4	9.4	9.3	9.0

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Other funding includes interbank borrowings and overnight funds, borrowings from banks, bonds issued and borrowings from development entities.

Merchant banking

Corficolombiana was the largest merchant bank (corporación financiera) in Colombia in terms of assets and equity at December 31, 2023. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. Corficolombiana also faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities, equity and net income at and for the year ended December 31, 2023.

Colombian IFRS	Assets	Liabilities	Equity	Net income

	(in percentages)
Corficolombiana	87.0	96.0	77.9	155.4
Banca de Inversión Bancolombia S.A.	5.6	0.3	11.0	(61.1)
BNP Paribas Colombia Corporación Financiera S.A.	2.1	3.0	1.2	6.7
Corporación Financiera GNB Sudameris S.A.	3.9	0.7	7.2	19.3
Corporación Financiera Davivienda S.A.	1.4	0.0	2.8	(20.3)

Source: Information published by the Superintendency of Finance.

Distribution channels

Through our banking subsidiaries, we have the largest branch network in Colombia, with 1,001 branches and 2,860 ATMs at December 31, 2023. The following table presents the distribution of branches and ATMs across the market at December 31, 2023.

	At December 31, 2023
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate	1,001	19.5%	2,860	17.9%
Bancolombia	668	13.0%	5,158	32.3%
Davivienda	547	10.7%	2,286	14.3%
BBVA Colombia	479	9.3%	1,469	9.2%
Rest of the Colombian market	2,436	47.5%	4,199	26.3%

Source: Company calculations based on separate information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries. ATMs for the Rest of the Colombian market include “Servibanca”, an ATM network, as of September 30, 2023, which is the latest available information.

Pension and severance fund management

Porvenir is the leading private pension fund manager in Colombia in terms of assets under management. Porvenir’s principal private competitors are other pension fund managers, including Protección, Colfondos and Skandia. Based on separate data prepared under Colombian IFRS, at December 31, 2023, Porvenir was the most efficient pension and severance fund manager in Colombia, with an efficiency ratio of 44.7%.

The following table presents the market shares of the main market participants in the private pension and severance fund management business with respect to assets under management and individual customers at December 31, 2023, as well as net income for the year ended December 31, 2023.

	At and for the year ended December 31, 2023
	Porvenir	Protección	Colfondos	Skandia

	(in percentages)
Individual customers to pension funds:
Mandatory	60.8	29.5	9.1	0.7
Severance	55.6	34.2	9.5	0.7
Voluntary	16.6	63.9	7.5	12.0
Total	57.8	32.0	9.2	1.0
Assets under management:
Mandatory	46.5	35.1	13.0	5.4
Severance	48.3	38.9	10.2	2.6
Voluntary	21.1	42.2	6.3	30.4
Total	45.0	35.7	12.4	6.8
Net income:	53.2	27.4	10.3	9.1

Source: Information published by the Superintendency of Finance for private pension and severance fund managers. Information does not include data from third-party pension liability funds, which does not comprise a material portion of the market. Net income calculated under Colombian IFRS.

Other corporate information

Technology

We invest in technologies to upgrade our current systems, with the aim of enhancing customer service efficiency, upholding high standards of quality, and ensuring cybersecurity. Our technology architecture prioritizes customer-centricity and supports our business model. Grupo Aval oversees the IT strategies of all entities, focusing on architecture, cybersecurity, processes, infrastructure, cloud computing, and procurement. While we encourage each subsidiary to maintain its own IT system, we actively seek potential synergies and assist in implementing centrally developed technology and products to standardize and optimize processes across all entities.

Although each subsidiary manages its distribution network independently, we strive to maximize effectiveness and customer service levels across all our banks through the Red Aval (Grupo Aval network), which interconnects all our Colombian banks’ networks. Our network enables banking subsidiaries to access basic services at any ATM or branch office within our network. Additionally, information regarding products and services across Grupo Aval entities is accessible through the websites or mobile banking apps of any of our Colombian banks. These platforms undergo continuous renewal, updating their interfaces, offering new services, and enhancing technology using cloud technologies.

Some of our main projects currently are:

●	Migration of main systems to the cloud: Initiated in 2022, this project will continue until 2027, aiming to achieve cost savings upon completion, accelerate the development of new services, and facilitate the maintenance of current applications. Currently, we have achieved approximately 60% progress of our target migration.
●	Centralization: We are actively centralizing telecommunications, datacenters, cybersecurity, and fraud management across entities, with an estimated duration of three more years.
●	Basic technology activities: We are finalizing the CRM (Siebel) implementation in three entities and the treasury system (Calypso) in two others. By 2024, we aim to complete CRM projects in two more entities and migrate the current version of the MDM (Master Data Management) system. Additionally, we will start updating or replacing the Core Banking System for Bogotá and AV Villas banks. We are also focusing on standardizing processes in banking subsidiaries and implementing biometric systems, and various cybersecurity tools.
●	Our Colombian banking subsidiaries currently operate based on a hybrid IT model. Core banking processes are handled directly by each banking subsidiary, and electronic channels and administrative processes such as accounting, purchasing and budgeting operate in our shared services center, ATH and/or Nexa BPO. This model of centralization of our technological operation will continue its development in these shared services in order to achieve medium-term savings that optimize the results of Grupo Aval as a whole.

Cybersecurity

Cybersecurity risks for financial institutions, such as ours, are constantly monitored and updated based on new technologies. In the past years we have significantly increased the scope of our capabilities to respond to the proliferation of new attempts to break our security barriers, the use of the Internet and automated processes, the diversification of channels to perform financial transactions, hand in hand with the development of new techniques of organized crime, hackers, hacktivists, terrorists and other external parties. In 2023 these risks were managed successfully. In addition, we continue introducing new products and services, such as our digital channels, which requires updating processes and could result in new operational risks that we may not fully appreciate or identify.

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

Cybersecurity incidents are immediately reported through the High Impact Event Report and analyzed by the information security and technology security department to assess their consequences both with regards to the entity affected within Grupo Aval and to any affected third parties. We monitor the existence of such situations on a quarterly basis in the Corporate Vice-presidency of Risk and Compliance, allowing us to determine whether any of the incidents, individually or in aggregate, are to be categorized as a high impact event.

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

During 2023, the security controls associated with working remotely were maintained and strengthened in order to restrict and protect access to information and technological resources by our collaborators. In addition, more tools and services supported by emerging technologies such as machine learning, artificial intelligence and user behavior have been acquired and implemented, which allow us to identify, protect, detect and respond in a timely manner to possible incidents and/or cyber-attacks.

To mitigate the risks generated by the increase in the use of digital channels, we have continued with the implementation of additional controls such as: channel restriction for sending double authentication factors, fraud intelligence with rules based on statistical models, as well such as strengthening the enrollment process in digital channels with the adoption of new technologies such as facial biometrics. On the other hand, the transaction monitoring processes have increased and the awareness campaigns for our clients have been reinforced. Additionally, a process has been adopted through which every subsidiary reports the changes made to the controls or the implementation of new ones.

We implemented a policy that seeks to ensure that the risks are identified, measured, controlled and monitored, and considers the international best practices and regulations. The cyber-security risk management system is designed as a three line model: (i) a first line, which is responsible for defining information security strategy and the preventive detection and isolation of advanced threats, (ii) a second line that establishes the risk management framework and is responsible monitor the management of information security risks, and (iii) a third line  that supports regulatory compliance,  independent supervision of the implementation of the first two lines and report of results to the Audit Committee.

Grupo Aval’s senior management is committed to cybersecurity risk management, through a clear strategy which includes the allocation of human, technical and financial resources and a clear definition and disclosure of responsibilities regarding to cybersecurity.

See “Item 16K.  Cybersecurity”

Intellectual property

Grupo Aval, we actively manage and protect our intellectual property through the strategic registration and monitoring of our brands and trademarks. This approach aligns with our marketing and commercial strategies in each operating country. We dedicate ongoing efforts to evaluating the potential for registering and renewing our trademarks in key markets like Colombia, the United States, Mexico, and across South and Central America. These actions directly support Grupo Aval’s overall business strategy. Our vigilance extends to proactively monitoring competitor activity. We continuously assess and, if necessary, object to third-party registrations in the region that could create confusion or mislead the public due to similarities with our logos and branding. As of today, our commitment to intellectual property protection is reflected in:

●	136 registered trademarks: Ensuring clear ownership and legal protection for our core brand identifiers.
●	2 deposited trade names: Securing unique identities for specific business operations.
●	8 registered trade names: Providing distinct, legally recognized names for specific segments of our business.
●	2 registered slogans: Protecting our impactful marketing messages that resonate with our audience.

This robust portfolio lays the foundation for a strong and recognizable brand presence across the region, fostering trust and clarity for our customers and stakeholders.

Selected statistical data

The following tables present select statistical information in accordance with subpart 1400 of Regulation S-K.

For the years ended December 31, 2023, 2022 and 2021, the results of discontinued operations are presented separately on the consolidated statement of income; however, following the deconsolidation of a discontinued operation, no retrospective adjustments are permitted to be made to the prior period consolidated statements of financial position under IFRS. To facilitate meaningful analysis and comparability, average statement of financial position balances prior to the consummation of the spin-off, including as used to calculate average yields and average rates, have been adjusted to exclude the impact of discontinued operations substantially in accordance with Article 11 of Regulation S-X, and all information presented under “Item 4. Information on the Company — Selected statistical data” refers to financial data of continuing operations, unless otherwise specifically noted. For more information about the impact of the spin-off and subsequent tender offer, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal factors affecting our financial condition and results of operations—Transactions related to BHI – Discontinued operations” and Note 1.1 “Discontinued Operations of BAC Holding” to our audited consolidated financial statements.

Distribution of assets, liabilities and equity, interest rates and interest differential

●	average statement of financial position for 2023, 2022 and 2021 have been calculated as follows: the average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year, adjusted where applicable to exclude the impact of discontinued operations.

Average Statement of Financial Position

For the years ended December 31, 2023, 2022 and 2021, the following table presents:

●	average balances for 2023, 2022 and 2021 calculated using the average of balances for our assets and liabilities (based on a five period average) according with the above paragraph;
●	interest income earned on assets and interest paid on liabilities; and
●	average yield and interest rate for our interest-earning assets of continuing operations and interest-bearing liabilities of continuing operations, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning
	assets for the years ended December 31,
	2023			2022			2021 (1)
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	balance	earned	yield	balance	earned	yield	balance	earned	yield

	(in Ps billions, except percentages)
ASSETS
Interest-earning assets
Fixed Income Investments
Domestic	28,616.8	2,298.2	8.0%	27,454.1	1,757.7	6.4%	26,096.8	841.9	3.2%
Foreign	3,598.7	87.1	2.4%	3,714.3	85.8	2.3%	3,521.1	67.4	1.9%
Total	32,215.5	2,385.3	7.4%	31,168.4	1,843.5	5.9%	29,617.9	909.3	3.1%
Interbank and overnight funds (2)
Domestic	2,879.1	1,039.7	36.1%	3,245.5	477.8	14.7%	1,703.0	133.6	7.8%
Foreign	126.7	28.6	22.6%	69.4	9.9	14.3%	92.7	1.4	1.5%
Total	3,005.8	1,068.4	35.5%	3,314.9	487.7	14.7%	1,795.7	135.0	7.5%
Loans - Client portfolio
Domestic	168,701.1	24,297.7	14.4%	151,661.6	16,010.7	10.6%	135,192.9	10,896.4	8.1%
Foreign	16,030.4	1,168.1	7.3%	15,674.1	1,061.1	6.8%	13,030.9	850.8	6.5%
Total	184,731.4	25,465.7	13.8%	167,335.7	17,071.8	10.2%	148,223.8	11,747.2	7.9%
Loan (3)
Domestic	171,580.2	25,337.4	14.8%	154,907.1	16,488.5	10.6%	136,895.9	11,029.9	8.1%
Foreign	16,157.0	1,196.7	7.4%	15,743.6	1,071.1	6.8%	13,123.6	852.2	6.5%
Total	187,737.2	26,534.1	14.1%	170,650.6	17,559.5	10.3%	150,019.5	11,882.1	7.9%
Total interest-earning assets
Domestic	200,197.0	27,635.6	13.8%	182,361.1	18,246.2	10.0%	162,992.8	11,871.8	7.3%
Foreign	19,755.7	1,283.8	6.5%	19,457.9	1,156.8	5.9%	16,644.6	919.6	5.5%
Total interest-earning assets	219,952.7	28,919.4	13.1%	201,819.0	19,403.0	9.6%	179,637.4	12,791.4	7.1%
Total non-interest-earning assets	78,536.3	—	—	72,812.5	—	—	63,065.5	—	—
Total interest-earning and non interest-earning assets
Domestic	276,605.9	27,635.6	10.0%	253,107.0	18,246.2	7.2%	224,454.8	11,871.8	5.3%
Foreign	21,883.1	1,283.8	5.9%	21,524.5	1,156.8	5.4%	18,248.1	919.6	5.0%
Total assets	298,489.0	28,919.4	9.7%	274,631.5	19,403.0	7.1%	242,702.9	12,791.4	5.3%

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
	2023			2022			2021 (1)
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate

	(in Ps billions, except percentages)
LIABILITIES AND EQUITY
Interest-bearing liabilities
Interest-bearing checking accounts
Domestic	5,814.3	220.9	3.8%	6,482.6	148.5	2.3%	7,465.4	54.5	0.7%
Foreign	419.8	32.2	7.7%	214.1	10.6	4.9%	237.1	7.9	3.3%
Total	6,234.1	253.0	4.1%	6,696.7	159.1	2.4%	7,702.5	62.4	0.8%
Savings accounts
Domestic	68,543.4	5,929.0	8.6%	69,915.4	3,541.8	5.1%	63,918.2	861.1	1.3%
Foreign	1,932.8	24.5	1.3%	1,805.1	14.1	0.8%	1,492.8	14.4	1.0%
Total	70,476.2	5,953.4	8.4%	71,720.4	3,555.8	5.0%	65,411.0	875.4	1.3%
Time deposits
Domestic	73,982.9	9,545.8	12.9%	52,114.7	3,692.2	7.1%	46,049.4	1,406.4	3.1%
Foreign	9,764.9	462.0	4.7%	9,316.6	349.3	3.7%	8,163.3	293.7	3.6%
Total	83,747.8	10,007.8	11.9%	61,431.3	4,041.5	6.6%	54,212.7	1,700.1	3.1%
Total interest bearing deposits
Domestic	148,340.6	15,695.6	10.6%	128,512.7	7,382.4	5.7%	117,433.0	2,322.0	2.0%
Foreign	12,117.5	518.6	4.3%	11,335.7	374.0	3.3%	9,893.2	315.9	3.2%
Total	160,458.1	16,214.2	10.1%	139,848.4	7,756.4	5.5%	127,326.2	2,637.9	2.1%
Interbank and overnight funds (2)
Domestic	12,068.5	1,842.1	15.3%	10,249.6	670.9	6.5%	9,919.5	160.3	1.6%
Foreign	281.9	14.1	5.0%	208.3	7.2	3.4%	104.7	2.2	2.1%
Total	12,350.4	1,856.3	15.0%	10,457.9	678.1	6.5%	10,024.2	162.5	1.6%
Borrowings from banks and other
Domestic	25,802.7	2,153.3	8.3%	21,518.6	974.6	4.5%	14,865.6	420.2	2.8%
Foreign	4,625.2	248.7	5.4%	5,131.9	162.4	3.2%	3,446.1	71.6	2.1%
Total	30,427.8	2,402.0	7.9%	26,650.5	1,137.0	4.3%	18,311.7	491.8	2.7%
Long-term debt
Domestic	24,566.7	2,049.3	8.3%	28,909.9	2,033.9	7.0%	27,710.2	1,301.9	4.7%
Foreign	1,275.0	110.6	8.7%	1,366.5	59.0	4.3%	1,543.0	66.7	4.3%
Total	25,841.8	2,159.9	8.4%	30,276.4	2,092.8	6.9%	29,253.2	1,368.7	4.7%
Total interest-bearing liabilities
Domestic	210,778.5	21,740.4	10.3%	189,190.8	11,061.9	5.8%	169,928.4	4,204.4	2.5%
Foreign	18,299.6	892.0	4.9%	18,042.5	602.5	3.3%	14,987.0	456.5	3.0%
Total interest-bearing liabilities	229,078.1	22,632.4	9.9%	207,233.3	11,664.4	5.6%	184,915.4	4,660.8	2.5%
Total non-interest-bearing liabilities and equity	69,410.9	—	—	67,398.2	—	—	57,787.5	—	—
Total liabilities and equity	298,489.0	22,632.4	7.6%	274,631.5	11,664.4	4.2%	242,702.9	4,660.8	1.9%

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

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense

The following tables allocate by currency of denomination, the changes in our interest income (interest-earning assets) and interest expense (interest-bearing liabilities) between the changes in average volume and changes in average yield (interest-earning assets) and average rates (interest-bearing liabilities) for the year ended December 31, 2023 compared to the year ended December 31, 2022 and the year ended December 31, 2022 compared to the year ended December 31, 2021. Volume and rate variances have been calculated based on variances in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities as follows: (a) changes in volume (change in volume times new rate) and (b) changes in rates (change in rate times old volume). Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. You should read the following tables and the footnotes thereto in conjunction to our observations noted in “—Average statement of financial position”.

	2023 - 2022			2022 - 2021
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change

	(in Ps billions, except percentages)
Interest-earning assets:
Fixed Income Investments
Domestic	93.4	447.1	540.5	86.9	829.0	915.9
Foreign	(2.8)	4.1	1.3	4.5	13.9	18.4
Total	77.5	464.2	541.8	91.7	842.5	934.3
Interbank and overnight funds (1)
Domestic	(132.3)	694.3	562.0	227.1	117.1	344.2
Foreign	12.9	5.8	18.7	(3.3)	11.8	8.5
Total	(109.9)	690.5	580.7	223.5	129.2	352.7
Loans
Domestic	2,454.2	5,832.8	8,287.0	1,738.6	3,375.7	5,114.3
Foreign	26.0	81.0	106.9	178.9	31.4	210.3
Total	2,398.0	5,995.9	8,393.9	1,949.8	3,374.8	5,324.7
Sum interest-earnings assets
Domestic	2,415.2	6,974.2	9,389.4	2,052.5	4,321.9	6,374.4
Foreign	36.1	90.8	126.9	180.1	57.1	237.2
Total interest-earnings assets	2,365.7	7,150.7	9,516.4	2,265.0	4,346.6	6,611.6
Interest-bearing liabilities
Checking accounts
Domestic	(25.4)	97.7	72.3	(22.5)	116.6	94.0
Foreign	15.8	5.8	21.6	(1.1)	3.8	2.7
Total	(18.8)	112.7	93.9	(23.9)	120.6	96.7
Saving accounts
Domestic	(118.7)	2,505.9	2,387.2	303.8	2,376.9	2,680.7
Foreign	1.6	8.8	10.4	2.4	(2.7)	(0.3)
Total	(105.1)	2,502.7	2,397.6	312.8	2,367.6	2,680.4
Time deposits	—	—	—	—	—	—
Domestic	2,821.6	3,032.0	5,853.6	429.7	1,856.0	2,285.7
Foreign	21.2	91.5	112.7	43.2	12.4	55.6
Total	2,666.8	3,299.5	5,966.3	474.9	1,866.4	2,341.3
Interbank and overnight funds (1)	—	—	—	—	—	—
Domestic	277.6	893.6	1,171.2	21.6	489.1	510.7
Foreign	3.7	3.3	7.0	3.6	1.4	5.0
Total	284.4	893.7	1,178.1	28.1	487.5	515.7
Borrowings from banks and other	—	—	—	—	—	—
Domestic	357.5	821.1	1,178.7	301.3	253.2	554.5
Foreign	(27.2)	113.6	86.3	53.3	37.4	90.7
Total	298.2	966.8	1,265.0	355.8	289.5	645.2
Long-term debt	—	—	—	—	—	—
Domestic	(362.3)	377.8	15.5	84.4	647.5	731.9
Foreign	(7.9)	59.5	51.6	(7.6)	(0.1)	(7.7)
Total	(370.7)	437.8	67.1	70.7	653.5	724.2
Total interest-bearing liabilities	—	—	—	—	—	—
Domestic	2,227.1	8,451.4	10,678.5	1,126.7	5,730.8	6,857.5
Foreign	12.3	277.2	289.5	101.8	44.3	146.1
Total interest-bearing liabilities	2,158.2	8,809.8	10,968.0	1,256.2	5,747.4	7,003.6

(1)  Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread of continuing operations for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023	2022	2021

	(in Ps billions, except percentages)
Interbank and overnight funds
Domestic	2,879.1	3,245.5	1,703.0
Foreign	126.7	69.4	92.7
Total	3,005.8	3,314.9	1,795.7
Loans - Client portfolio
Domestic	168,701.1	151,661.6	135,192.9
Foreign	16,030.4	15,674.1	13,030.9
Total	184,731.4	167,335.7	148,223.8
Fixed Income Investments
Domestic	28,616.8	27,454.1	26,096.8
Foreign	3,598.7	3,714.3	3,521.1
Total	32,215.5	31,168.4	29,617.9
Total average interest-earning assets
Domestic	200,197.0	182,361.1	162,992.8
Foreign	19,755.7	19,457.9	16,644.6
Total	219,952.7	201,819.0	179,637.4
Gross interest earned
Domestic	27,635.6	18,246.2	11,871.8
Foreign	1,283.8	1,156.8	919.6
Total	28,919.4	19,403.0	12,791.4
Net interest income (1)
Domestic	5,895.3	7,184.3	7,667.4
Foreign	391.7	554.3	463.2
Total	6,287.0	7,738.6	8,130.6
Average yield on interest-earning assets
Total Domestic	13.8%	10.0%	7.3%
Foreign	6.5%	5.9%	5.5%
Total	13.1%	9.6%	7.1%
Net interest margin (2)
Total Domestic	2.9%	3.9%	4.7%
Foreign	2.0%	2.8%	2.8%
Total	2.9%	3.8%	4.5%
Interest spread on loans (3)
Total Domestic	3.8%	4.8%	6.1%
Foreign	3.0%	3.5%	3.3%
Total	3.7%	4.7%	5.9%
Interest spread on total interest-earning assets (4)
Total Domestic	3.5%	4.2%	4.8%
Foreign	1.6%	2.6%	2.5%
Total	3.3%	4.0%	4.6%
(1)	Net interest income is calculated as interest income less interest paid and includes accrued interest on interbank and overnight funds.
(2)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, of continuing operations. Such average interest-earning assets for 2023, 2022 and 2021 are calculated as the sum of such interest-earning assets at each quarter-end during the applicable year and the prior year end divided by five.
(3)	Interest spread on loans is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing deposits.
(4)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

The following tables summarizes the weighted average yield for each range of maturities by category of debt securities at fair value through OCI and at amortized cost as of December 31, 2023.

	At December 31, 2023
Investments in debt securities at fair value through OCI	In one year or less	After one year through five years	After five years through ten years	After ten years	Total
	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	9.0%	7.6%	7.7%	9.9%	8.0%
Securities issued or secured by Colombian government entities	13.1%	12.7%	15.3%	—%	12.9%
Securities issued or secured by other financial entities	12.3%	11.7%	14.9%	—%	12.2%
Other securities	—%	9.0%	16.8%	—%	13.5%
Total weighted average yield, peso-denominated	9.6%	7.9%	8.6%	9.9%	8.5%

Foreign currency-denominated
Securities issued or secured by the Colombian government	3.8%	5.6%	5.8%	5.9%	5.3%
Securities issued or secured by foreign Central Banks	—%	—%	7.4%	—%	7.4%
Securities issued or secured by Colombian government entities	—%	6.6%	7.0%	—%	6.7%
US government and agencies	4.9%	4.2%	3.8%	3.0%	4.2%
Non-US governments and agencies	—%	—%	—%	—%	—%
Securities issued or secured by other financial entities	6.1%	5.3%	5.3%	—%	5.4%
Other securities	6.1%	5.5%	8.0%	7.8%	6.4%
Total weighted average yield, foreign currency-denominated	4.2%	4.4%	5.4%	5.0%	4.5%
Total Average Yield debt securities at fair value through OCI, net	8.6%	6.6%	7.6%	8.2%	7.2%

(1)  The weighted-average yield is computed using the internal rate of return, or “IRR”, at December 31, 2023.

	At December 31, 2023
Investments in debt securities at amortized cost	In one year or less	After one year through five years	After five years through ten years	After ten years	Total
	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	11.0%	—%	—%	—%	11.0%
Securities issued or secured by Colombian government entities	9.6%	—%	—%	—%	9.6%
Other securities	—%	—%	—%	—%	—%
Total weighted average yield, peso-denominated	10.0%	—%	—%	—%	10.0%

Foreign currency-denominated
US government and agencies	5.4%	—%	—%	—%	5.4%
Securities issued or secured by other financial entities	4.6%	8.9%	10.0%	—%	9.9%
Other securities	—%	—%	—%	—%	—%
Total weighted average yield, foreign currency-denominated	5.1%	8.9%	10.0%	—%	9.9%
Total Average Yield debt securities at amortized cost, net	10.0%	8.9%	10.0%	—%	10.0%

(1)  The weighted-average yield is computed using the internal rate of return, or “IRR”, at December 31, 2023.

Loan portfolio

Maturity Profile of the Loan Portfolio

The following table presents the maturities of our loan portfolio at December 31, 2023.

	At December 31, 2023
		After one	After five
	In one	year through	years through	After
	year or less	five years	15 years	15 years	Total

	(in Ps billions)
Domestic
Commercial
General purpose loans	36,913.7	27,190.3	5,851.1	3.8	69,958.9
Loans funded by development banks	1,475.8	1,888.9	1,100.1	—	4,464.8
Working capital loans	10,906.7	1,731.9	98.5	—	12,737.1
Credit cards	222.0	119.1	0.4	—	341.6
Overdrafts	287.6	—	—	—	287.6
Leases	2,866.7	6,005.3	2,736.2	72.7	11,680.9
Interbank and overnight funds	321.1	—	—	—	321.1
Total commercial	52,993.5	36,935.5	9,786.3	76.5	99,791.9
Consumer
Credit cards	3,979.3	3,190.3	199.5	—	7,369.0
Personal loans	3,464.8	9,639.5	982.3	9.7	14,096.3
Payroll loans	1,930.3	8,396.8	20,561.7	2.9	30,891.7
Automobile and vehicle loans	1,024.8	2,724.1	374.7	0.0	4,123.7
Overdrafts	41.3	—	—	—	41.3
General purpose loans	66.9	57.5	2.6	—	127.0
Leases	5.1	5.5	0.2	—	10.8
Total consumer	10,512.5	24,013.8	22,121.0	12.6	56,659.9
Mortgages
Mortgages	707.5	2,057.7	7,247.2	3,159.3	13,171.7
Leases	157.6	441.6	1,106.4	486.4	2,192.0
Total Mortgages	865.1	2,499.3	8,353.6	3,645.7	15,363.7
Microcredit	162.7	113.4	1.5	0.0	277.5
Total domestic portfolio	64,533.9	63,561.9	40,262.5	3,734.9	172,093.1
Foreign
Commercial
General purpose loans	943.8	2,504.5	204.7	—	3,653.0
Working capital loans	3,176.7	478.4	18.7	2.4	3,676.1
Overdrafts	222.0	—	—	—	222.0
Leases	4.1	21.7	0.2	—	26.0
Interbank and overnight funds	71.5	—	—	—	71.5
Total commercial	4,418.0	3,004.6	223.6	2.4	7,648.5
Consumer
Credit cards	76.0	151.0	0.2	—	227.2
Personal loans	0.1	0.5	10.6	125.4	136.5
Payroll loans	20.4	157.0	832.9	717.5	1,727.8
Automobile and vehicle loans	35.4	496.3	676.9	—	1,208.6
Overdrafts	34.8	0.0	—	—	34.8
Leases	0.5	4.2	—	—	4.7
Total consumer	167.2	808.9	1,520.6	842.9	3,339.7
Mortgages	0.1	5.4	144.4	2,972.7	3,122.5
Total foreign portfolio	4,585.3	3,818.9	1,888.6	3,818.0	14,110.7
Total loan portfolio	69,119.2	67,380.7	42,151.0	7,552.8	186,203.8

The following table presents our loan portfolio due after one year and within one year or less as of December 31, 2023, broken down between fixed and variable rates.

At December 31,
2023
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Domestic	42,024.6
Foreign	4,181.0
Total	46,205.6
Fixed rate:
Domestic	22,509.2
Foreign	404.3
Total	22,913.5
Total loans with maturity of one year or less	69,119.2

Loans with maturity of more than one year
Variable rate:
Domestic	42,672.8
Foreign	9,374.3
Total	52,047.1
Fixed rate:
Domestic	64,886.4
Foreign	151.1
Total	65,037.5
Total loans with maturity of more than one year	117,084.6
Total loan portfolio	186,203.8

Credit Ratios

The following table presents our credit ratios for the years indicated, adjusted where applicable to exclude the impact of discontinued operations:

	At December 31,
	2023	2022	2021 (1)

	(in Ps billions, except percentages)

Domestic
Commercial (2)	0.6%	0.8%	1.3%
Net charge-off during the period	576.5	677.8	1,046.2
Average amount outstanding	97,531.0	87,306.2	79,176.6
Consumer	6.0%	4.3%	5.2%
Net charge-off during the period	3,371.1	2,197.5	2,348.6
Average amount outstanding	56,395.6	51,331.9	44,846.7
Microcredit	8.9%	28.4%	14.6%
Net charge-off during the period	24.2	80.6	49.9
Average amount outstanding	270.7	284.3	342.8
Mortgages	0.3%	0.3%	0.2%
Net charge-off during the period	42.4	32.6	25.4
Average amount outstanding	14,503.8	12,739.2	10,826.8
Total domestic	2.4%	2.0%	2.6%
Net charge-off during the period	4,014.2	2,988.6	3,470.1
Average amount outstanding	168,701.1	151,661.6	135,192.9
Foreign
Commercial (2)	1.0%	0.8%	0.5%
Net charge-off during the period	91.5	68.4	39.2
Average amount outstanding	8,821.7	8,804.3	7,330.1

	At December 31,
	2023	2022	2021 (1)
	(in Ps billions, except percentages)

Consumer	1.7%	4.1%	1.2%
Net charge-off during the period	62.2	145.7	35.0
Average amount outstanding	3,658.7	3,524.0	2,983.8
Mortgages	0.2%	0.3%	0.1%
Net charge-off during the period	8.7	9.2	1.8
Average amount outstanding	3,549.9	3,345.9	2,717.0
Total foreign	1.0%	1.4%	0.6%
Net charge-off during the period	162.3	223.3	76.0
Average amount outstanding	16,030.4	15,674.1	13,030.9
Total loans	2.3%	1.9%	2.4%
Net charge-off during the period	4,176.5	3,211.9	3,546.1
Average amount outstanding	184,731.4	167,335.7	148,223.8

(1)    See Note 1.1 “Discontinued Operations of BAC Holding” to our audited consolidated financial statements.

(2)    Reflects charge-offs of commercial loans entered into with clients, in the ordinary course of our business charge-offs for interbank and overnight funds are not usual.

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
	2023			2022			2021
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate

	(in Ps billions, except percentages)
Deposits
Interest-bearing deposits
Interest-bearing checking accounts
Domestic	6,571.6	220.9	3.4%	6,482.6	148.5	2.3%	7,465.4	54.5	0.7%
Foreign	165.7	32.2	19.4%	214.1	10.6	4.9%	237.1	7.9	3.3%
Total	6,737.2	253.0	3.8%	6,696.7	159.1	2.4%	7,702.5	62.4	0.8%
Savings accounts
Domestic	68,543.4	5,929.0	8.6%	69,915.4	3,541.8	5.1%	63,918.2	861.1	1.3%
Foreign	1,932.8	24.5	1.3%	1,805.1	14.1	0.8%	1,492.8	14.4	1.0%
Total	70,476.2	5,953.4	8.4%	71,720.4	3,555.8	5.0%	65,411.0	875.4	1.3%
Time deposits
Domestic	73,982.9	9,545.8	12.9%	52,114.7	3,692.2	7.1%	46,049.4	1,406.4	3.1%
Foreign	9,764.9	462.0	4.7%	9,316.6	349.3	3.7%	8,163.3	293.7	3.6%
Total	83,747.8	10,007.8	11.9%	61,431.3	4,041.5	6.6%	54,212.7	1,700.1	3.1%
Total interest bearing deposits
Domestic	149,097.9	15,695.6	10.5%	128,512.7	7,382.4	5.7%	117,433.0	2,322.0	2.0%
Foreign	11,863.3	518.6	4.4%	11,335.7	374.0	3.3%	9,893.2	315.9	3.2%
Total	160,961.2	16,214.2	10.1%	139,848.4	7,756.4	5.5%	127,326.2	2,637.9	2.1%
Non-Interest-bearing deposits
Non-interest-bearing checking accounts
Domestic	15,641.4	—	—%	18,458.3	—	—%	17,341.3	—	—%
Foreign	1,635.5	—	—%	1,315.1	—	—%	1,295.8	—	—%
Total	17,276.9	—	—%	19,773.4	—	—%	18,637.0	—	—%
Others deposits
Domestic	600.2	—	—%	511.4	—	—%	287.5	—	—%
Foreign	6.0	—	—%	8.9	—	—%	7.1	—	—%
Total	606.2	—	—%	520.2	—	—%	294.5	—	—%
Total non-interest bearing deposits
Domestic	16,241.6	—	—%	18,969.7	—	—%	17,628.7	—	—%

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities
	for the years ended December 31,
	2023			2022			2021
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate
	(in Ps billions, except percentages)
Foreign	1,641.5	—	—%	1,323.9	—	—%	1,302.9	—	—%
Total	17,883.2	—	—%	20,293.6	—	—%	18,931.6	—	—%
Total deposits
Domestic	165,339.5	15,695.6	9.5%	147,482.4	7,382.4	5.0%	135,061.7	2,322.0	1.7%
Foreign	13,504.8	518.6	3.8%	12,659.6	374.0	3.0%	11,196.1	315.9	2.8%
Total deposits	178,844.3	16,214.2	9.1%	160,142.1	7,756.4	4.8%	146,257.8	2,637.9	1.8%

The following table presents the amount of uninsured deposits by geography:

	At December 31, 2023 (1)
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
Barbados	—	895.5	895.5
Colombia	137,443.1	6,170.6	143,613.7
Panamá	—	19,962.8	19,962.8
Total	137,443.1	27,028.9	164,472.0

(1) Includes uninsured: checking accounts, saving accounts, time deposits and other deposits.

The following table presents a maturity profile of our uninsured time deposits by geography:

	Colombia
	At December 31, 2023
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less	11,749.2	1,566.1	13,315.4
Over 3 through 6 months	8,203.7	1,836.4	10,040.2
Over 6 through 12 months	23,744.5	803.7	24,548.1
Over 12 months	18,192.7	16.1	18,208.8
Total	61,890.2	4,222.3	66,112.5

	Barbados
	At December 31, 2023
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less	—	34.8	34.8
Over 3 through 6 months	—	250.3	250.3
Over 6 through 12 months	—	294.5	294.5
Over 12 months	—	49.7	49.7
Total	—	629.3	629.3

	Panamá
	At December 31, 2023
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less	—	2,766.8	2,766.8
Over 3 through 6 months	—	2,802.1	2,802.1
Over 6 through 12 months	—	5,731.3	5,731.3
Over 12 months	—	3,186.7	3,186.7
Total	—	14,486.9	14,486.9

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

During 2023, the URF along with the Ministry of Finance issued only 5 decrees, (the lowest number since its creation): Decree 455 of 2023, which amends the regulation regarding the certification of the Current Banking Interest (Interés Bancario Corriente -IBC-) broadened the credit certification into five categories); Decrees 626 and 627 of 2023 regarding the association between credit unions and “multiactive integral savings and credit unions” with micro, small and medium companies; Decree 2105 of 2023 regarding collaborative finance (crowdfunding); and Decree 2276 of 2023 regulating special funding conditions for a public development bank with foreign entities. The implementation of Decree 1533 of 2022 (Great Exposures) is still ongoing. The Decree will enter in force in August 2025. “Item 4. Information on the Company—B. Business overview—Supervision and regulation. —Lending Limits”.

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

During 2023, 18 External Circulars (“CE” for its acronym in Spanish) have been issued by the Superintendency of Finance, we highlight the following: CE 01 of 2023 (Credit Derivatives that can be entered by Financial Entities); CE 03 of 2023 (measures regarding the solvency ratio for severance entities managing third parties resources);  CE 08 of 2023 (Amends the rules for the Internal Control System of financial entities); CE 011 of 2023 (provides a methodology for the calculation of credit risk on financial derivatives); and CE 017 of 2023 (provides transitory instructions for the activation of countercyclical provisions for credit and consumer portfolio) among others.

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

Technical capital for the Aval Financial Conglomerate complied with the adequate capital required by regulation for each of the reported interim quarterly filings and at December 31, 2023. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Regulatory framework for Colombian financial institutions

Basic Framework: Decree 663 of 1993

The basic regulatory framework for the operations of the Colombian financial sector is set forth in the Financial System Organic Statute or “EOSF”, as amended by Laws 510 of 1999, 546 of 1999, 795 of 2003, 964 of 2005, 1328 of 2009, 1555 of 2012 and 1735 of 2014, 1870 of 2017, Law Decree 2106 of 2019, 2069 of 2020, 2071 of 2020, 2186 of 2022, 2294 of 2023 and Law Decree 1962 of 2023. Decree 2555 of 2010 (as amended from time to time), as well as in External Resolution 01 of 2018 (exchange control regulation statute) and External Resolution 4 of 2006 issued by the Board of Directors of the Colombian Central Bank.

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

These indicators (with the exception of the leverage ratio) must be achieved gradually from January 2021 to January 2024, in accordance with the transition plan established in the regulation. Banco de Bogotá is considered one of the systemically important financial institutions, according to Carta Circular 75 of November 30, 2023 and Carta Circular 72 of November 30, 2021 issued by the Superintendency of Finance, and therefore had to comply with the systemic buffer (explained above) during 2023 and 2022.

The following chart presents the statutory transition period as set forth in the Decrees 1477 of 2018 and 1421 of 2019:

(1)Requires highest quality of capital.

(2)Only apply to SIFIs as defined by the Superintendency of Finance. Banco de Bogotá is the only systemic bank among our Colombian banking subsidiaries, in accordance with the methodology defined for the identification of entities with systemic importance (External Circular 030 of 2019 issued by the same Superintendency).

In addition to compliance with minimum regulatory capital requirements, Grupo Aval’s entities aim to maintain capital positions that foster investor, creditor, and market confidence and to sustain future growth of their respective businesses. The capital allocation decision guards that there is balance between a more aggressive structure that can deliver higher returns on equity and a more conservative approach that encourages excess capitalization. Capital allocation decisions also considers each subsidiary’s long-term strategic objectives.

The agreement detailed on Note 1 to our audited consolidated financial statements “Reporting Entity” Banco Popular S.A section, combined with the application of the provisions of Article 2.1.1.1.11 (“Deducciones del Patrimonio Básico Ordinario” or Deductions from Core Equity Tier 1) of the Colombian Decree 2555 of 2010, had a positive effect on the technical capital and capital adequacy of Banco de Bogotá S.A., Banco de Occidente S.A., and Banco Popular S.A.

As of December 31 2023, and 2022, all of Grupo Aval´s individually regulated operations have complied with the minimum regulatory capital requirements.

The following tables show the separate and consolidated (where applicable) capitalization information of our main direct and indirect subsidiaries:

Banco de Bogotá

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2023	2022	2023	2022

	(in Ps billions)		(in Ps billions)
Subscribed and paid-in capital	4	4	4	4
Reserves and retained earnings	14,636	13,507	14,989	13,301
Other comprehensive income	8	51	(123)	42
Net income for the period	1,025	2,252	954	2,805
Non-controlling interests	—	—	—	—
Deductions:
Unconsolidated financial sector investments	—	(3,364)	—	(3,262)
Goodwill and other intangibles	(1,220)	(1,054)	(1,504)	(1,416)
Deferred tax assets	(815)	(1,307)	(673)	(1,036)
Other	—	—	(1)	(0)
CET1	13,637	10,088	13,645	10,438
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	13,637	10,088	13,645	10,438

Subordinated instruments	2,574	3,136	2,574	3,136
Plus/minus others	161	425	—	—
Tier II capital	2,734	3,561	2,574	3,136
Other deductions from technical capital	—	—	—	—
Technical capital	16,371	13,649	16,219	13,574
Risk-weighted assets	76,812	68,772	91,626	88,898
Market risk	492	495	639	760
Market risk exposure(1)	5,462	5,504	7,103	8,440
Operational risk	521	527	613	577
Operational risk exposure(1)	5,790	5,860	6,806	6,412
Risk-weighted assets including regulatory market risk and operational risk	88,064	80,136	105,534	103,751
CET1 solvency ratio	15.49%	12.59%	12.93%	10.06%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	15.49%	12.59%	12.93%	10.06%
Tier II contribution to solvency ratio	3.10%	4.44%	2.44%	3.02%
Total solvency ratio(2)	18.59%	17.03%	15.37%	13.08%

Capital measure	13,637	10,088	13,645	10,438
Exposure measure	120,115	106,718	141,767	136,097
Leverage ratio	11.35%	9.45%	9.62%	7.67%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco de Occidente

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2023	2022	2023	2022

	(in Ps billions)		(in Ps billions)
Subscribed and paid-in capital	5	5	5	5
Reserves and retained earnings	4,782	4,526	4,996	4,791
Other comprehensive income	29	(125)	176	(65)
Net income for the period	431	503	474	452
Non-controlling interests	—	—	12	—
Deductions:
Unconsolidated financial sector investments	—	(224)	—	(227)
Goodwill and other intangibles	(643)	(586)	(595)	(533)
Deferred tax assets	(252)	(145)	—	—
Other	(3)	(4)	(3)	(4)
CET1	4,348	3,949	5,065	4,419
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	4,348	3,949	5,065	4,419

Subordinated instruments	649	835	649	835
Plus/minus others	26	85	—	—
Tier II capital	675	920	649	835
Other deductions from technical capital	—	—	—	—
Technical capital	5,024	4,870	5,714	5,254
Risk-weighted assets	38,074	34,616	41,324	37,592
Market risk	185	229	218	273
Market risk exposure(1)	2,053	2,547	2,426	3,028
Operational risk	236	203	236	227
Operational risk exposure(1)	2,618	2,258	2,625	2,525
Risk-weighted assets including regulatory market risk and operational risk	42,745	39,421	46,375	43,145
CET1 solvency ratio	10.17%	10.02%	10.92%	10.24%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	10.17%	10.02%	10.92%	10.24%
Tier II contribution to solvency ratio	1.58%	2.33%	1.40%	1.94%
Total solvency ratio(2)	11.75%	12.35%	12.32%	12.18%

Capital measure	4,348	3,949	5,065	4,419
Exposure measure	65,856	56,629	70,759	62,212
Leverage ratio	6.60%	6.97%	7.16%	7.10%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco Popular

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2023	2022	2023	2022

	(in Ps billions)		(in Ps billions)
Subscribed and paid-in capital	77	77	77	77
Reserves and retained earnings	2,840	2,752	2,982	2,876
Other comprehensive income	79	69	222	198
Net income for the period	(347)	73	(403)	80
Non-controlling interests	—	—	6,794	30
Deductions:
Unconsolidated financial sector investments	—	(355)	—	(355)
Goodwill and other intangibles	(361)	(288)	(446)	(294)
Deferred tax assets	—	—	—	—
Other	(88)	(158)	(89)	(158)
CET1	2,200	2,170	9,138	2,455
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	2,200	2,170	9,138	2,455

Subordinated instruments	327	177	77	177
Plus/minus others	21	26	—	—
Tier II capital	348	203	77	177
Other deductions from technical capital	—	—	(37)	—
Technical capital	2,548	2,372	9,178	2,632
Risk-weighted assets	16,670	18,453	36,166	18,473
Market risk	83	137	337	148
Market risk exposure(1)	924	1,517	3,741	1,641
Operational risk	136	113	462	116
Operational risk exposure(1)	1,516	1,253	5,138	1,288
Risk-weighted assets including regulatory market risk and operational risk	19,109	21,223	45,046	21,402
CET1 solvency ratio	11.51%	10.22%	20.29%	11.47%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	11.51%	10.22%	20.29%	11.47%
Tier II contribution to solvency ratio	1.82%	0.96%	0.17%	0.83%
Total solvency ratio(2)	13.33%	11.18%	20.37%	12.30%

Capital measure	2,200	2,170	9,138	2,455
Exposure measure	29,394	32,227	56,066	32,249
Leverage ratio	7.49%	6.73%	16.30%	7.61%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco AV Villas

	Separate basis
	At December 31,
	2023	2022

	(in Ps billions)
Subscribed and paid-in capital	22	22
Reserves and retained earnings	1,658	1,524
Other comprehensive income	57	(30)
Net income for the period	(117)	112
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(160)	(124)
Deferred tax assets	(10)	—
Other	(124)	(153)
CET1	1,327	1,350
Hybrid instruments recognized as additional primary capital	—	—
Other	0	0
AT1	0	0
Tier I	1,327	1,351

Subordinated instruments	—	—
Plus/minus others	24	25
Tier II capital	24	25
Other deductions from technical capital	—	—
Technical capital	1,352	1,376
Risk-weighted assets	10,054	10,420
Market risk	47	97
Market risk exposure(1)	522	1,075
Operational risk	96	82
Operational risk exposure(1)	1,064	909
Risk-weighted assets including regulatory market risk and operational risk	11,640	12,403
CET1 solvency ratio	11.40%	10.89%
AT1 contribution to solvency ratio	0.00%	0.00%
Tier 1 capital solvency ratio	11.40%	10.89%
Tier II contribution to solvency ratio	0.21%	0.20%
Total solvency ratio(2)	11.61%	11.09%

Capital measure	1,327	1,351
Exposure measure	18,873	19,487
Leverage ratio	7.03%	6.93%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Corficolombiana

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2023	2022	2023	2022

	(in Ps billions)		(in Ps billions)
Subscribed and paid-in capital	3	3	3	3
Reserves and retained earnings	11,233	9,929	10,830	9,588
Other comprehensive income	(77)	(383)	366	48
Net income for the period	809	1,774	886	1,714
Non-controlling interests	—	—	1	1
Deductions:
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(99)	(91)	(78)	(67)
Deferred tax assets	—	—	—	(5)
Other	(1)	(1)	(6)	(6)
CET1	11,868	11,232	12,003	11,276
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	0	0	0	0
AT1	0	0	0	0
Tier I	11,869	11,232	12,003	11,276

Subordinated instruments	—	—	—	—
Plus/minus others	—	—	—	—
Tier II capital	—	—	—	—
Other deductions from technical capital	(37)	(44)	(37)	(44)
Technical capital	11,832	11,188	11,966	11,232
Risk-weighted assets	19,894	18,323	20,190	18,239
Market risk	236	186	240	191
Market risk exposure(1)	2,618	2,066	2,667	2,117
Operational risk	291	259	299	303
Operational risk exposure(1)	3,229	2,881	3,319	3,372
Risk-weighted assets including regulatory market risk and operational risk	25,741	23,271	26,176	23,728
CET1 solvency ratio	46.11%	48.27%	45.85%	47.52%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	46.11%	48.27%	45.85%	47.52%
Tier II contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Total solvency ratio(2)	45.96%	48.08%	45.71%	47.34%

Capital measure	11,869	11,232	12,003	11,276
Exposure measure	27,069	24,099	27,699	24,590
Leverage ratio	43.85%	46.61%	43.33%	45.86%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

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

	Separate basis
	At December 31,
	2023	2022

	(in Ps billions)
Subscribed and paid-in capital	109	109
Reserves and retained earnings	2,266	2,312
Deductions:
Others	(51)	(51)
Primary capital	2,324	2,371

Unrealized gains/losses on securities available for sale(1)	(8)	(32)
Secondary capital (Tier II)	(8)	(32)

Deductions:
Value of the stabilization reserve	(1,912)	(1,782)
Technical capital	404	557
Risk-weighted assets	887	907
Market risk	11	14
Market risk exposure(1)	121	153
Operational risk	122	128
Operational risk exposure(1)	1,360	1,420
Risk-weighted assets including regulatory market risk and operational risk	2,368	2,481
Solvency ratio(3)	17.07%	22.47%
(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by specific weightings as defined the Superintendency of Finance.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Mandatory Investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario, or “TDAs”) issued by Finagro, a Government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended from time to time.

A major amendment over TDA´s was enacted by means of Law 2186 of 2022, allowing financial entities to substitute up to the 50% of the investments over TDA´s in credits to small and medium agropecuary producers, as regulated by the National Commission of Agropecuary Loans. Such limit of 50% shall be accomplished during the next two years of this Law. (January 2024). Nonetheless some sections of Law 2186 of 2022 are proposed to be eliminated by the draft of the National Development Plan.

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

The minimum incorporation capital requirement for Colombian banks on a separate basis for 2023 was Ps 121,999 million. As of the date of this annual report, all our banks have consistently satisfied this incorporation capital requirement.

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

Currency exchange intermediaries such as Banco de Bogotá, with controlling interest of its overseas investments, are required to exclude those investments and any declared and approved hedging instruments (derivatives or debt) from their foreign currency positions starting on March 26, 2019. At December 31, 2023, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated net foreign currency positions of U.S.$(108) million, U.S.$(6.3) million, U.S.$5.4 million and U.S.$(0.01) million, respectively, which fell within these regulatory guidelines.

Lending Limits

As amended from time to time, Decree 2555 of 2010 provides that banking entities may not lend, individually or in the aggregate, to a single borrower an amount in excess of 10% of their technical capital (Patrimonio Técnico) if the only security for such operation is the borrower’s equity. Nevertheless, commercial banks can lend to a single person an amount equivalent to 25% of their technical capital (Patrimonio Técnico), if such loan is secured by eligible collateral and sufficient to secure a risk exceeding 5% of such equity.

Notwithstanding the general rule set above regarding the lending limit of 10%, a 2014 Decree was issued to promote the financing of Fourth Generation Concessions toll roads established that commercial banks are allowed to lend to a single borrower, a sum up to 25% of technical capital (Patrimonio Técnico).

In no event may a loan to a shareholder that holds, directly or indirectly, 20% or more of a bank’s share capital exceed 20% of their technical capital (Patrimonio Técnico). In addition, this Decree establishes no loan to a single financial institution may exceed 30% of a bank’s technical capital (Patrimonio Técnico), with the exception of loans funded by Colombian development banks for which no limit exists.

If a financial institution exceeds these limits, the Superintendency of Finance may impose a fine equal to up to twice the amount by which any such loan exceeded the limit.

No concentration limits apply to Grupo Aval on a consolidated basis, however, since 2020, pursuant to the Law of Financial Conglomerates, and its regulatory decrees, the Board of Directors of Grupo Aval approved the policies and limits of exposure and concentration of risks for operations between entities belonging to its financial conglomerate and between these and their related entities or individuals (vinculados).  These policies include the identification of material risks, operations between entities of the financial conglomerate and between them and their related parties, responsibilities and obligations of administrators and governing bodies, certain quantitative limits and an early warning scheme, as well as disclosure mechanisms.

On August 4th, 2022, the Colombian government issued Decree 1533. On February 1st, 2024, the Superintendence of Finance issued CE 03 (together, the “New Large Exposures Regulation”). These regulations amend the current regime related to large exposures and lending limits. They limit the maximum loss that financial institutions could face in relation to their capital base, ensuring it does not endanger their solvency, due to the failure of: (i) an individual counterparty; or (ii) a group of related counterparties, considered the same risk consistent with international standards. The New Large Exposures Regulation will be enforceable on August 4th, 2025, and sets forth new or updated rules for:

-	Identification and measurement of large exposures.
-	The maximum size of the exposures to an individual counterparty or group of connected counterparties to be taken as the same risk.
-	The total maximum limit for the large exposures that a financial institution can take.
-	Eligible credit risk mitigation measures in order to reduce the value of a large exposures.
-	Requirements for the recognition of collateral that may limit a large exposure.
-	The creation of groups of connected counterparties (control relationship, financial conglomerates, economic interdependence, family relationship, investment vehicles), with respect to which the exposures must be added and taken as the same risk.
-	Exclusion of exposures that should not be included in the calculations of large exposures.
-	Specialized project financing as an exception for aggregating exposures.
-	Reporting regime

At December 31, 2023, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on a separate basis was Ps 1.64 billion for unsecured loans and Ps 4.09 billion for secured loans, Banco de Occidente’s lending limit per borrower on a separate basis was Ps 0.50 billion for unsecured loans and Ps 1.26 billion for secured loans, Banco Popular’s lending limit per borrower on a separate basis was Ps 0.25 billion for unsecured loans and Ps 0.64 billion for secured loans, and Banco AV Villas’ lending limit per borrower on a separate basis was 0.14 billion for unsecured loans and Ps 0.34 billion for secured loans.

The Colombian Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans.

Reserve Requirements

Credit institutions are required by the Board of Directors of the Colombian Central Bank to satisfy reserve requirements with respect to deposits and other cash demands. These reserves are held by the Colombian Central Bank in the form of cash deposits. According to External Resolution 5 of 2008, as amended by External Resolution 9 of 2016 and External Resolution 20 of 2020, the reserve requirements for Colombian banks are measured bi-weekly and the amounts depend on the class of deposits.

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

However, the law provides certain exceptions to the requirement to obtain such prior approval. If an investor has been approved by the Superintendency of Finance for the acquisition of 10% or more of the shares of a financial entity during the last three years, such investor is allowed to notify the compliance with certain capital relations as provided by law, without the need of requesting a new approval. This also applies for financial entities, such as Credit Unions, whose capital is not composed of or represented by shares.

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

In 2023, and as of the date of this annual report, there have been no public tender offers by third parties with respect to the Company’s shares or by Grupo Aval in respect to another company’s shares.

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (U.S.$ 6,179.1) or more must be effected through the Colombian Stock Exchange. At December 31, 2023, one UVR equaled Ps 357.8 and 66,000 UVRs equal Ps 23,616,925.2.

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

Data Protection Law

On October 17, 2012, Law 1581 of 2012, as amended by Law 2157 of 2021 and Law 2300 of 2023 a new data protection regime that applies to any person that administers databases in Colombia, and this Law was regulated on June 27, 2013, by Decree 1377 of 2013 and Decree 886 of 2014. Although it does not apply in its solely to financial institutions, it provides a set of principles (legality, freedom, truthfulness, quality, transparency, access, confidentiality, among others) that apply to us in the administration of our databases. Additionally, there is a general prohibition of transferring personal data to other countries that do not provide adequate levels of data protection according to the standards set by the Superintendency of Industry and Commerce. This prohibition does not apply to transfers of data that are inherent to banking and securities activities under the applicable law. The 2021 amendment included a new term of permanence in databases from clients of financial services and notification process to execute the report.

In 2023, Law 2300, also known as the "Stop Bothering Law," was enacted. This law regulates the communication frequency and channels used by entities when contacting clients regarding debt collection and product offerings. Its framework aims to reduce the number of times clients are contacted through various channels, such as email, SMS, and calls, within the same week and only using one channel. Additionally, it regulates the timeframe during which such activities can occur.

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

Risk Management Framework

In order to comply with the provisions of Law 1870 of 2018, (Conglomerate Law), and specifically the provisions of External Circular 013 of 2019, now Chapter XXX of the CBCF issued by the SFC, enforceable as of June 21, 2021, Grupo Aval implemented these regulations through the Risk Management Framework (“Marco de Gestión de Riesgos” or “MGR” for its acronym in Spanish) of the Financial Conglomerate, which corresponds to the set of policies, procedures, methodologies, and controls that act in an integrated manner.

These metrics allow the Financial Holding, as the visible head of the financial conglomerate Aval, the management of its own risks, which are: (i) Risk of Contagion, (ii) Risk of Concentration; and (iii) Strategic Risk. through the identification, measurement, control and monitoring of such risks; as well as having a general knowledge of the risks of the entities that make up the financial conglomerate Aval.

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

Mandatory pension funds

Contributions to these pension funds are mandatory for all employees in Colombia and are jointly funded by the employer and the employee. In the case of contributing clients, the base contribution rate is 16.0% (up to 18.0% for employees meeting a certain salary threshold) of an employee’s base salary, whereby the employer contributes 75.0% and the employee 25.0% of the base contribution rate. Contributions are paid on a monthly basis. Of the 16.0%-18.0% total contribution, 11.5% goes to the individual customer’s account. The current pension system provides that 300 basis points (3.0%) of the contribution are distributed between  (i) life and disability insurance and (ii) compensation for the AFP. In 2023, Porvenir’s funds subscribed life and disability coverage insurance with a 2.47% premium, which resulted in a 0.53% retained as compensation. The remainder is distributed between the National Solidarity Fund (Fondo de Solidaridad Pensional), depending on the employee’s salary (up to 2.0%), and the National Minimum Pension Warranty Fund (Fondo de Garantía de Pensión Mínima) (at 1.5%).

In the case of non-contributing clients, regulation allows private pension funds to charge a performance-based commission considering that these customers have to be served in the same manner as a contributing client through branches, call-centers, billing and managing of their individual customer fund. The established performance-based commission is 4.5% of monthly returns of the clients’ individual customer fund, with a cap at 50% of the last value charged as commission over the clients’ contribution as an active customer.

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

In March 2023 the Government filed before the Congress a project of reform to the current pension system. This reform has as purpose the extension of coverage of the system to more Colombians. In general terms, the reform is based on a pillars structure under which employees with salaries up to three monthly minimum legal wages mandatorily contribute to Colpensiones, and people who earn more than three monthly minimum legal wages mandatorily contribute their first three monthly minimum legal wages to Colpensiones and the remaining at an AFP of their choosing. The reform also includes a new commission structure for the AFPs, which would migrate from a contribution based scheme to an assets under management based scheme. This project of reform includes a transition regime according to which the provisions of the reform will not be applicable to women and men who have worked and contributed to the pension system for more than 750 weeks and 900 weeks, respectively. The proposed changes to the pension fund regime would enter into application on January 1, 2025. The severance and voluntary pension funds remain under the same terms and conditions.

In 2023, approximately 88.0% of formal employees or independent contractors that contribute to the pension system and earn up to three monthly minimum salaries. Depending on the fee on assets under management established in the proposed reform (which has not been disclosed yet) the decrease in contribution flows and therefore fee income, could or could not be offset by the new fee based on assets under management.

The text of the reform must be discussed and approved by Congress before June 2024.

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

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purposes of complying with one or several voluntary retirement or disability pension plans. Porvenir earns annual management commissions for assets under management that range between 0.6% and 3.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios).

In 2020, the Colombian Government, through Decree 1207 issued a new legal framework applicable to voluntary pension funds. This legal framework required AFP to adopt higher standards of corporate governance rules and operating guidelines including a general investment policy. In 2022 Porvenir implemented all the required adjustments and procedures to fulfill the obligations arising from Decree 1207. In 2023, Porvenir adopted the applicable laws for the correct duty of advice (Also known as “deber de asesoría”) to its clients at the moment of investing their funds in the voluntary pension fund administered by Porvenir. The regulations applicable to the correct duty of advice can be found on the Decree 661 of 2018.

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

On April 25, 2023, the agreements numbered 6.002-2012 and 6.004-2021, entered into by the Ministry of Finance and Porvenir, and by Fiduciara Bogotá, Porvenir, and BBVA Fiduciaria under consortium and temporary union schemes, respectively, for the management of FONPET, were terminated. Following the termination of the agreements, the administrators, including the aforementioned temporary union and consortium in which Porvenir participates, delivered the entire portfolio (Ps 21.5 trillion and related to agreements 6.002 and 6.004) to the Ministry in three installments: April 26, 2023, May 12, 2023, and June 13, 2023.

Currently, the parties are finalizing the bilateral settlement period for the agreements. As the administrators have an outstanding balance in their favor for commissions exceeding the payment limit established in the agreements, the Ministry of Finance has requested a legal opinion from the Consejo de Estado to determine the possibility of proceeding with the payment of these commissions.

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

D.          Property, plant and equipment

We have listed below the carrying amount of property, plant and equipment of each of our operating segments at December 31, 2023.

	Buildings and			Bearer	Other
	land(1)	Machinery	Equipment	plants	properties	Total

	(Ps billions)
Banking services	1,030.6	11.4	516.4	—	99.4	1,657.8
Pension and Severance Fund Management	55.0	0.6	19.9	—	1.1	76.5
Merchant Banking	1,116.1	1,247.6	55.6	252.9	18.8	2,691.0
Holding	—	—	0.5	—	0.3	0.7
Consolidation adjustments and eliminations	1.0	0.1	0.0	—	0.7	1.8
Grupo Aval	2,202.6	1,259.6	592.3	252.9	120.3	4,427.8
(1)	Includes ongoing constructions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements prepared in accordance with IFRS at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 and the related notes thereto, and with the other financial information included in this annual report. The preparation of our audited consolidated financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors”, “Item 5. Operating and Financial Review and Prospects—D. Trend information”, and other factors discussed in this annual report. For information regarding the calculation methodology of the main key performance indicators used throughout this section see “Item 3. Key Information—A. Selected Financial Data”.

Volume and rate variances are calculated based on changes in average balances over the period. This includes changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The calculations involve: (a) changes in volume (change in volume times new rate) and (b) changes in rates (change in rate times old volume). Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. Calculations are done on a line-by-line basis to account for changes in mix when analyzing each group of interest-earning assets (gross loans, total gross loans and total interest-earning assets) and interest-bearing liabilities (customer deposits, other funding and total funding). In Item 5, we refer to “N.A.” as not applicable.

In March 2022, Banco de Bogotá spun-off 75% of its equity interest in BHI to Banco de Bogotá’s shareholders, including Grupo Aval, and Grupo Aval spun-off shares of BHI it received from Banco de Bogotá to its own shareholders (the “Transaction”). Prior to the spin-off, BHI was a significant subsidiary and standalone operating segment of Grupo Aval. As a result of the Transaction, on March 31, 2022, we ceased to report BHI as an operating segment. The reporting perimeter of Grupo Aval’s subsidiaries remained unchanged. Banco de Bogotá sold an additional 20.89% stake in BHI in an unsolicited tender offer and sold its remaining 4.11% stake in BHI in March 2023 (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”).

Prior to the spin-off, BHI was a significant subsidiary of Grupo Aval. As a result of the Transaction, on March 31, 2022, we ceased to report BHI as an operating segment and Ps 111,185.8 billion and Ps 98,305.8 billion in total assets and total liabilities, respectively, were deconsolidated from Grupo Aval’s consolidated statement of financial position as of that date. Given that Banco de Bogotá retained a 25% equity interest in BHI, the spun-off portion from Grupo Aval’s total equity amounted to Ps 9,658.6 billion of which Ps 6,639.0 billion are equity attributable to owners of the parent, given our 68.7% equity interest in Banco the Bogotá at the time of the spin-off.

For the years ended December 31, 2022 and 2021, the results of discontinued operations are presented separately on the consolidated Statement of Income; however, following the deconsolidation of a discontinued operation, no retrospective adjustments are permitted to be made to the prior period consolidated Statements of Financial Position under IFRS. To facilitate meaningful analysis and comparability, average Statement of financial position balances prior to the consummation of the Transaction, including as used to calculate average yields and average rates, have been adjusted to exclude the impact of discontinued operations substantially in accordance with Article 11 of Regulation S-X, and all information presented under “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Year Ended December 31, 2023, compared to the Year Ended December 31, 2022” refers to financial and operating data of continuing operations, unless otherwise specifically noted. For more information on the spin-off and tender offer, please refer to Note 1.1 “Discontinued Operations of BAC Holding” to our audited consolidated financial statements.

We have not included a discussion of year-over-year comparisons between 2022 and 2021 in this annual report on Form 20-F. This discussion can be located in “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 14, 2023.

Principal factors affecting our financial condition and results of operations

International context

The global context surprised positively in 2023. In 2023, the global economy exceeded expectations achieving a projected growth rate of 3.1%, above the initial forecast of 2.7%. This growth was largely driven by the robust performance of the U.S. economy. U.S. GDP growth during 2023, which outperformed analysts’ projections, is estimated at 2.5%, versus 1.9% during 2022. U.S. Inflation, as measured by the Consumer Price Index, came in at 3.4% during 2023, a material decrease when compared to 2022, but still somewhat distant to the 2% target; this led the Federal Reserve to prolong its hawkish stance, maintaining higher interest rates. In Europe, the European Central Bank has kept its rates unchanged since August of last year and will probably move towards reducing its marginal lending rate before the Federal Reserve, considering that even though two years have passed since Russia invaded Ukraine, European natural gas futures are trading at their lowest levels since 2021, supported on mild weather, high storage volumes and ample LNG supplies. Also, lower rates would support the reactivation of a relatively weak economic outlook.

Colombian economic conditions

Moving to the local context, as reported in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 14, 2023 under “Item 5. Operating and Financial Review and Prospects—D. Trend information”, we emphasized on the unabated inflation with no foreseeable reasons to subside. What concerned us even more was that high inflation was occurring while GDP growth was materially slowing down. The Central Bank consequently responded with a rapid unprecedented series of repo rate hikes, which increased rates by more than 1,000 basis points in approximately 12 months. Consequently, marginal costs of funds followed this trend but were affected beyond the Central Bank’s increases as new liquidity regulation was introduced, which led banks to scramble for certificates of deposit of longer tenures. Asset repricing, on the other hand, did not keep up with cost of funds, especially so in banks with lending portfolios skewed towards consumer lending.

As a byproduct of this situation, 2023 was the most challenging year in recent history for the Colombian economy. GDP grew an underwhelming 0.6%, when compared to growth of 7.3% during 2022, as the 4th quarter GDP grew only 0.3%, when compared to the 4th quarter of 2022. This result was the weakest since the beginning of this century, excluding a 7.2% contraction in 2020 during the COVID-19 pandemic. Economic slowdown during 2023 was mainly driven by a moderation of household demand and a collapse of investment. According to experts, the absence of a rebound in investment levels will compromise the country's potential future growth, jeopardizing fiscal sustainability.

On the production side, the manufacturing and commerce sectors completed three consecutive quarters of year-over-year contraction, while construction completed five consecutive quarters of contraction.  These sectors generate high levels of employment. Conversely, the financial and insurance activities sector recorded a 7.9% annual growth, driven by the strong results of asset managers, such as pension fund and trust managers. On the demand side, domestic demand decreased 3.8% in 2023, as gross capital formation contracted 24.8%, while household consumption and government spending modestly increased 1.1% and 0.9%, respectively. The trade balance benefited from a 14.7% drop in imports, well above the 3.1% increase in exports.

Although unemployment continued to improve during 2023, sustained by employment generated through Government spending, we saw initial signs of deterioration in job formations in January. The average 2023 unemployment rate fell to 10.2%, improving from 11.2% in 2022.

Interest rates and inflation

Inflation trended downward steadily since March 2023, decreasing from its peak of 13.34% to 9.28% in December 2023, 8.35% in January 2024 and 7.74% in February 2024. Notwithstanding, inflation remains high, still doubling the average seen across Latin America and well above the Central Bank’s target range of 2 to 4%. The deceleration in inflation has been driven by lower food inflation and by a softer demand for goods. However, the indexation processes and the de-subsidizing of local gasoline prices pressed the services and regulated components.

Moving on to monetary policy, the current high inflation environment limits the speed at which the Central Bank intervention rate will return to historic levels. In the meantime, higher borrowing rates impose financial burdens on consumers and firms. In any case, the Central Bank timidly reduced its intervention rate by 25 basis points each in December 2023 and January 2024, followed by a 50 basis point cut in March 2024, taking the rate from 13.25% to 12.25%. These cuts fell short of those expected by economic analysts and capital market participants. Given the downward trend in inflation, which has largely exceeded the repo rate decrease, real interest rates are becoming increasingly contractionary, which does not bode well for GDP growth. To reach the end of 2024 with real interest rates of less than 2.5%, the magnitude of rate cuts needs to increase over the course of the following monetary policy meetings.

Exchange rates

Regarding the exchange rate, a 20.5% yearly appreciation took the exchange rate at year-end down to 3,822.05 pesos per dollar, its lowest level during 2023, correcting the distortion of the Colombian Peso relative to Latin American currencies. This performance was driven by a weaker dollar, the correction of the Colombia’s external imbalance, and a lower risk perception of the country as evidenced by its CDS. In the first quarter of 2024, we have seen a slight depreciation of the peso, as the exchange rate has fluctuated between 3,800 and 4,000 pesos per dollar. The yearly average exchange rate depreciated 1.7% to 4,330.14 pesos per dollar between 2023 and 2022.

Current account deficit ended the year at 2.7% of GDP, a marked improvement versus the 6.2% deficit during 2022, due to lower domestic demand and continued correction of the trade balance.

We continue to be subject to impacts on our consolidated financial statements derived from fluctuations of the Colombian peso against the U.S. dollar, the currency in which most of our foreign long-term debt is denominated. At December 31, 2023, 18.6% of our average consolidated assets and 24.3% of our average consolidated liabilities were denominated in foreign currency. On a consolidated basis, we had U.S.$3.6 billion (Ps 13.9 trillion) of long-term debt denominated in U.S. dollars at December 31, 2023.

Fiscal accounts

Finally, on the fiscal front, the 2023 fiscal deficit is estimated to be close to 4.2% of GDP, an improvement versus the 5.3% recorded in 2022. Tax collections performed favorably throughout the year as the positive effects of the 2022 tax reform materialized. In addition, sluggish budgetary execution enabled better fiscal deficit figures in 2023. However, tax collections started to weaken as the economic activity started trending downward.

Banking industry overview

At December 31, 2023, gross loans in the Colombian banking system grew 2.0% compared to the prior year end, while at December 31, 2022, growth was 16.7% (1.9% and 16.6% when adjusted for securitized mortgage loans, respectively). The economic deceleration evidenced markedly over the second half of the year reflected on a sharp slowdown of growth in loans for the banking system. As Colombia’s nominal GDP expanded 7.0%, the ratio of bank loans (adjusted for securitized mortgage loans) to GDP decreased to 41.8% from 43.9% in 2022, significantly lower than the 47.4% three-year average between 2021 and 2019. Commercial loans grew 2.3% compared to 16.5% the previous year. Consumer loans contracted 2.3% in 2023 after growing 18.2% in 2022. Mortgages grew 8.2% compared to 14.8% the previous year.

Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

A steep contractionary monetary policy exacerbated by changes in regulations related to banks’ liquidity positions, and specifically to the Net Stable Funding Ratio (NSFR or CFEN in Spanish), resulted in an increase of marginal costs of funds, in addition to the already unprecedented steep increase in repo rate of more than 1,100 basis points in the span of a year and a half. The sharp increase in the reference rates hurt our retail banking portfolios, that carry predominantly fixed rates and thus reprice slowly in a falling interest rate environment. In contrast, our commercial banking portfolios, that are mainly priced using floating rates based on the IBR, benefited in this environment.   Consequently, 2023 was a subpar year in terms of attributable net income of continuing operations, which amounted to Ps 739 billion, with a return on average assets of 0.7% and a return on average equity of 4.5%, down from Grupo Aval’s 2022 attributable net income of continuing operations of Ps 1.9 trillion.

Despite the challenging environment for our banking activity, we did however achieve a 61-basis points market share gain in total loans, we advanced our market share in 86 basis points in commercial loans, a 102 basis points in consumer loans, and 24 basis points in mortgages. This performance was achieved despite stricter credit origination policies than those in effect a year ago.

Given our loan portfolio mix, we fared better in terms of asset quality than our closest peers in the negative quality credit cycle experienced during 2023, particularly in consumer loans. Specifically, our focus on payroll lending allowed us to better weather this situation, thus experiencing a milder deterioration of PDLs in our own consumer portfolios.

The contribution of our non-financial sector to our net income decreased versus 2022, albeit less than we had forecasted, consistent with our toll-road concessions approaching the end of their construction phase. This was driven by the completion of the construction of the Bogotá – Villavicencio concession and a slower construction pace of the Conexión Pacífico 1 and the Villavicencio – Yopal concessions. This was partially mitigated by the energy and gas companies and by a 18.4% increase in the profits from our hospitality business.

Porvenir also accomplished its highest net income ever, driven by record high AUMs, commissions from mandatory pension contributions, and a strong performance of its stabilization reserve. The pension funds sector remains very attentive to the proposals filed before Congress to reform the industry. See “Item 3. Key Information—D. Risk Factors—Risks relating to our businesses and industry—Risks relating to our pension and severance fund management business”.

This context reflected in the following results:

●	Grupo Aval’s consolidated loan portfolio grew 1.9% in 2023, with peso denominated loans growing 5.6% and USD denominated loans growing 8.7% in dollar terms; a 13.6% contraction when translated to pesos. Commercial loans grew 2.2% (Peso: 7.2% and USD: 10.6% in dollars), consumer loans grew 1.0% (Peso: 2.3% and USD: 4.6% in dollars) and mortgages grew 3.4% (Peso: 10.2% and USD: 0.2% in dollars). Total deposits grew 5.0% in 2023, with Peso denominated deposits growing 9.0% and USD denominated deposit growing 9.0% in dollar terms.
●	Net income from commissions and fees grew 15.5% during the year, driven by a strong performance from our banking services, and our pension and severance fund management segments, which increased 11.3% and 26.3%, respectively.
●	Cost control initiatives enabled Other expenses growth on items other than operating taxes and deposit insurance to be 8.1%, well below 2022 and 2023 inflation and wage increase. Other expenses growth of 12.6% was pressured by a 34.3% combined increase in operating taxes and deposit insurance, that added 5.9 percentage points to overall growth.
●	Total Net interest margin (NIM) was 3.44% in 2023, down from 3.68% in 2022; our NIM on loans was 4.01% down from to 4.68% in 2022. This behavior was driven by the steep increase in benchmark rate, added to distortions in the Colombian funding markets, a slow repricing of our consumer loans, and higher net interest expenses in our merchant banking segment. The NIM of our banking segment was 4.22%, down from 4.52%; the NIM on loans of our banking segment was 4.85% in 2023, down from 5.29% in 2022. NIM on investments for the year recovered to 1.18%, up from -0.13% in 2022.
●	The structure of loan portfolio resulted protective again allowing us to suffer a milder impact on Cost or Risk than our main local peers. Year-over-year, the mix of IFRS Stage 1 loans increased by 117 basis points, while that of Stage 2 loans decreased by 155 basis points and Stage 3 loans increased by 38 basis points. Loans past due more than 90 days were 3.98% at December 31, 2023 up from 3.25% at December 31, 2022. Cost of Risk was 2.27% during 2023, up from 1.48% in 2022.

Our results for the year should be read in conjunction with our audited consolidated financial statements.

Grupo Aval

Overview

The following discussion describes the main drivers of Grupo Aval’s results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022. Further detail is provided in the Management Discussion and Analysis of Operating Segments.

Grupo Aval’s net income attributable to owners of the parent for the year ended December 31, 2023 was Ps 739.0 billion (Ps 31.1 per share, including common and preferred shares), decreasing 70.2% or Ps 1,743.9 billion compared to the year ended December 31, 2022. Compared with net income attributable to owners of the parent from continuing operations of 2022, the result for 2023 was Ps 1,149.9 billion or 60.9% lower than in 2022. Return on average equity for 2023 was 4.5% as compared to 14.0% in 2022 (including both continuing and discontinued operations).

	Grupo Aval Consolidated
	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Total interest income	28,919.4	19,403.0	9,516.4	49.0
Total interest expense	(22,632.4)	(11,664.4)	(10,968.0)	94.0
Net interest income	6,287.0	7,738.6	(1,451.7)	(18.8)
Impairment loss on loans and other accounts receivable	(4,751.0)	(3,120.4)	(1,630.6)	52.3
Impairment (loss) recovery on other financial assets	12.9	(16.7)	29.6	(177.0)
Recovery of charged-off financial assets	555.8	644.0	(88.2)	(13.7)
Net impairment loss on financial assets	(4,182.4)	(2,493.1)	(1,689.2)	67.8
Net interest income, after impairment losses	2,104.6	5,245.5	(3,140.9)	(59.9)
Net income from commissions and fees	3,352.5	2,903.8	448.8	15.5
Gross profit from sales of goods and services	3,218.0	4,545.1	(1,327.1)	(29.2)
Net trading (loss) income	(916.0)	1,559.6	(2,475.7)	(158.7)
Net income from other financial instruments mandatorily at fair value through profit or loss	323.7	278.8	44.9	16.1
Other income	3,751.3	(848.6)	4,599.9	(542.1)
Other expenses	(8,346.5)	(7,409.8)	(936.7)	12.6
Net income before tax expense	3,487.6	6,274.4	(2,786.8)	(44.4)
Income tax expense	(1,310.4)	(2,271.4)	961.0	(42.3)
Net income from continuing operations	2,177.1	4,003.0	(1,825.8)	(45.6)
Net income from discontinued operations, net of tax	—	866.2	(866.2)	(100.0)
Net income for the year	2,177.1	4,869.1	(2,692.0)	(55.3)

Net income attributable to owners of the parent
Net income for the period from continuing operations	739.0	1,888.9	(1,149.9)	(60.9)
Net income for the period from discontinued operations, net of tax	—	594.0	(594.0)	(100.0)
Owners of the parent	739.0	2,482.9	(1,743.9)	(70.2)
Net income attributable to non-controlling interests
Net income for the period from continuing operations	1,438.1	2,114.1	(676.0)	(32.0)
Net income for the period from discontinued operations, net of tax	—	272.2	(272.2)	(100.0)
Non-controlling interest	1,438.1	2,386.2	(948.1)	(39.7)

Net income for the year	2,177.1	4,869.1	(2,692.0)	(55.3)

Net interest income

Net interest income decreased 18.8% or Ps 1,451.7 billion to Ps 6,287.0 billion in 2023. Total interest income performance was driven by a 353 basis points increase in the average yield of interest-earning assets and a 9.0% or Ps 18,133.7 billion increase in the average balance of interest-earning assets. Total interest expense increased 94.0% or Ps 10,968.0 billion, more than total interest income, resulting from a 425 basis point increase in interest rates paid on interest-bearing liabilities and a 10.5% or Ps 21,844.8 billion increase in the average balance of interest-bearing liabilities. Yields and rates paid increased rapidly due to monetary policy in place throughout the year, a tighter liquidity environment and due to additional pressures coming from more demanding NSFR requirements, which drove the increase in the cost of interest-bearing deposits. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing liabilities decreased by 67 basis points to 3.9% and net interest margin contracted by 98 basis points to 2.9%.

The merchant banking segment inherently has significantly more interest-bearing liabilities than interest-earning assets, as a result of a substantial portion of funding used to finance both the ordinary course of non-financial businesses and Corficolombiana’s investment portfolio in debt and equity securities. Therefore, the merchant banking segment has a negative net interest margin, which reduces the overall net interest margin of Grupo Aval. Net interest expense contributed (net of eliminations) by our merchant banking segment increased to Ps 2,001.2 billion, 94.2% or Ps 970.6 billion more than in 2022. This performance is explained under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking”.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2023 vs. 2022		the year ended December 31,		year ended December 31,		Change, 2023 vs. 2022
2023	2022	#	%	2023	2022	2023	2022	#	%

(in Ps billions)						(in Ps billions)
219,952.7	201,819.0	18,133.7	9.0	2.9%	3.8%	6,287.0	7,738.6	(1,451.7)	(18.8)

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets from continuing operations with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature and (ii) the average balance, average rate paid and interest expense on interest-bearing liabilities with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing liabilities.

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2023
	year ended December 31,		Change, 2023 vs. 2022		year ended December 31,		year ended December 31,		due to changes in			vs. 2022
	2023	2022	#	%	2023	2022	2023	2022	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	106,352.7	96,110.5	10,242.2	10.7	13.6%	9.0%	14,497.9	8,608.6	1,396.2	4,493.1	5,889.3	68.4
Consumer	60,054.2	54,855.9	5,198.4	9.5	15.3%	12.8%	9,208.5	7,048.7	797.1	1,362.7	2,159.8	30.6
Mortgages	18,053.8	16,085.1	1,968.7	12.2	9.3%	8.4%	1,688.0	1,349.9	184.1	154.0	338.1	25.0
Microcredit	270.7	284.3	(13.6)	(4.8)	26.4%	22.7%	71.4	64.6	(3.6)	10.3	6.8	10.5
Gross loans	184,731.4	167,335.7	17,395.7	10.4	13.8%	10.2%	25,465.7	17,071.8	2,398.0	5,995.9	8,393.9	49.2
Interbank and overnight funds	3,005.8	3,314.9	(309.1)	(9.3)	35.5%	14.7%	1,068.4	487.7	(109.9)	690.5	580.7	119.1
Total gross loans	187,737.2	170,650.6	17,086.6	10.0	14.1%	10.3%	26,534.1	17,559.5	2,415.0	6,559.6	8,974.6	51.1
Investments in debt securities	32,215.5	31,168.4	1,047.1	3.4	7.4%	5.9%	2,385.3	1,843.5	77.5	464.2	541.8	29.4
Total interest-earning assets	219,952.7	201,819.0	18,133.7	9.0	13.1%	9.6%	28,919.4	19,403.0	2,384.2	7,132.2	9,516.4	49.0

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2023
	year ended December 31,		Change, 2023 vs. 2022		year ended December 31,		year ended December 31,		due to changes in			vs. 2022
	2023	2022	#	%	2023	2022	2023	2022	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	6,234.1	6,696.7	(462.6)	(6.9)	4.1%	2.4%	(253.0)	(159.1)	18.8	(112.7)	(93.9)	59.0
Time deposits	83,747.8	61,431.3	22,316.5	36.3	11.9%	6.6%	(10,007.8)	(4,041.5)	(2,666.8)	(3,299.5)	(5,966.3)	147.6
Savings accounts	70,476.2	71,720.4	(1,244.2)	(1.7)	8.4%	5.0%	(5,953.4)	(3,555.8)	105.1	(2,502.7)	(2,397.6)	67.4
Total interest-bearing deposits	160,458.1	139,848.4	20,609.7	14.7	10.1%	5.5%	(16,214.2)	(7,756.4)	(2,082.6)	(6,375.2)	(8,457.8)	109.0
Interbank borrowings and overnight funds	12,350.4	10,457.9	1,892.5	18.1	15.0%	6.5%	(1,856.3)	(678.1)	(284.4)	(893.7)	(1,178.1)	173.7
Borrowings from banks and others	25,876.1	23,100.8	2,775.3	12.0	7.0%	3.8%	(1,810.7)	(887.1)	(194.2)	(729.4)	(923.6)	104.1
Bonds issued	25,841.8	30,276.4	(4,434.6)	(14.6)	8.4%	6.9%	(2,159.9)	(2,092.8)	370.7	(437.8)	(67.1)	3.2
Borrowings from development entities	4,551.7	3,549.7	1,002.0	28.2	13.0%	7.0%	(591.3)	(249.9)	(130.2)	(211.2)	(341.4)	136.6
Other funding	68,620.0	67,384.9	1,235.1	1.8	9.4%	5.8%	(6,418.2)	(3,908.0)	(115.5)	(2,394.7)	(2,510.2)	64.2
Total interest-bearing liabilities	229,078.1	207,233.3	21,844.8	10.5	9.9%	5.6%	(22,632.4)	(11,664.4)	(2,158.2)	(8,809.8)	(10,968.0)	94.0

Grupo Aval’s average balance of gross loans increased 10.4% or Ps 17,395.7 billion in 2023 and the average yield was 13.8%, 358 basis points higher than in 2022. Growth of average balances was higher than that of closing balances (1.9%), partly explained by (i) stronger underwriting during the first half of the year, particularly in consumer loans and (ii) the difference between a 20.5% year-over-year (between December 31, 2023 and December 31, 2022) and a 1.7% average peso depreciation versus the U.S. dollar on foreign currency denominated loans (16.4% of total gross loans) that negatively impacted year-over-year growth metrics of loans and deposits.

Peso denominated loans grew 5.6% year-over-year on closing balances and 10.7% on average balances. Commercial loans grew 7.2% and 10.9%, consumer loans grew 2.3% and 9.9%, mortgage loans grew 10.2% and 13.9%, and microcredit loans grew 3.7% and decreased 4.8%, respectively on a closing balance and average balance basis. As for U.S. dollar denominated loans in U.S. dollar terms, year-over-year growth was 8.7% for closing balances and 8.3% for average balances. Commercial loans grew 10.6% and 9.5%, consumer loans grew 4.6% and 3.1% and mortgages decreased 0.2% and grew 5.3%, respectively on a closing balance and average balance basis.

The average Central Bank rate in Colombia increased by 583 basis points to 13.03% in 2023 from 7.20% in 2022. Having peaked in May 2023 at 13.25%, the end of period Central Bank rate in Colombia closed at 13.0% at December 31, 2023, up 100 basis points from 12.00% a year earlier. Given that 82.4% of Grupo Aval’s commercial loans are variable rate mostly referenced to the 3-month inter-bank rate (IBR) or the 90-day time deposit rate (DTF), average yields on commercial loans increased 467 basis points to 13.63%, slightly below the 583 basis points increase in the average Central Bank rate. Despite 89.3% and 80.8% of Grupo Aval’s consumer loans and mortgages being fixed rate, the average yields on these loans priced in a small portion of the rise in reference rates during 2023 and increased 248 basis points and 96 basis points, respectively.

The average balance of interest-earning investments in debt securities increased 3.4% or Ps 1,047.1 billion. The average yield for interest-earning investments in debt securities increased 149 basis points as our subsidiaries invested in securities at higher yields as the Colombian sovereign yield curve (TES) shifted downwards, following global sovereign fixed income rates and aided by the decrease in Colombia’s sovereign risk premium.

The end of period balance of interest-bearing liabilities increased 2.0% or Ps 4,439.8 billion, driven by a 19.8% or Ps 14,323.8 billion increase in time deposits partially offset by a 73.3% or Ps 8,090.9 billion decrease in borrowings from banks and other. The average balance of interest-bearing liabilities increased 10.5% or Ps 21,844.8 billion, driven by a 36.3% or Ps 22,316.5 billion increase in time deposits.

Average funding rates moved upwards in line with the average Central Bank rate and were further distorted by competition for stable funding and term funding with tenors longer than one year. More demanding NSFR requirements effective on March 31, 2023 favor these sources of funding rather than those provided by financial institutions and open collective investment funds, which were mostly savings accounts. Consequently, financial institutions and open collective investment funds migrated from savings accounts toward time deposits with tenors longer than one year, with banks demanding longer terms to fund marginal loan growth in compliance with NSFR metrics. This regulatory change compounded with a shift in our customers’ deposit demand from checking and savings accounts (at generally lower rates) toward time deposits as rates across the system became increasingly appealing. These changes in banks’ funding needs resulted in time deposit growth on closing and average balances. These trends also drove the 1.7% or Ps 1,244.2 billion decrease in the average balance of savings accounts and the 6.9% or Ps 462.6 billion decrease in the average balance of checking accounts.

Funding strategies across the banking system incorporated a view of a dovish interest rate cycle in 2023 that did not materialize. As reported in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 14, 2023 under “Item 5. Operating and Financial Review and Prospects—D. Trend information”, our economic analysts’ estimated the Central Bank rate would peak at 13.25% in May, remain at that level until August and start trending down to 11.0% at year-end 2023, similar to market consensus expectations. Following this view, our banking services segment positioned term funding skewered toward short-term durations. At December 31, 2022 69.2% or Ps 50,027.5 billion of our time deposits outstanding at the time were set to mature in the following nine months. The actual interest rate path widely differed from those expectations as the rate remained stable until December 21, 2023 when it was cut by only 25 basis points to 13.0% with no material effect on funding rates for the year. As a result, refinancing and marginal growth of time deposits at higher prices than in 2022 drove the 537 basis points increase in the average rate paid for this type of funding, pricing in the increase in the average Central Bank rate. At December 31, 2023 66.5% or Ps 57,556.9 billion of our time deposits outstanding are set to mature in the following nine months.

It is worth noting that bond issuance volumes remained underpinned throughout 2023 and 2022, pressuring time deposit rates even further as they remained as the only source of peso denominated term funding. Even though international funding was available throughout the year, the Colombian Peso depreciation implicit in derivatives contracts remained high driven by the ample interest rate differential between Colombia and the United States, leading to a high cost of currency hedging strategies.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(4,751.0)	(3,120.4)	(1,630.6)	52.3
Impairment (loss) recovery on other financial assets	12.9	(16.7)	29.6	(177.0)
Recovery of charged-off financial assets	555.8	644.0	(88.2)	(13.7)
Net impairment loss on financial assets	(4,182.4)	(2,493.1)	(1,689.2)	67.8

Grupo Aval’s impairment loss on loans and other accounts receivable increased 52.3% or Ps 1,630.6 billion to Ps 4,751.0 billion, driven by the deterioration of the loan portfolio’s ECL, explained by the weak economic performance and its effect on borrowers’ credit risk. For more information regarding risk management please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2023 vs. 2022		year ended December 31,		2023 vs. 2022	year ended December 31,		2023 vs. 2022
	2023	2022	#	%	2023	2022	basis points	2023	2022	basis points

	(in Ps billions)
Commercial	(203.1)	(622.8)	419.7	(67.4)	0.2%	0.6%	(46)	0.1%	0.6%	(44)
Consumer	(4,426.0)	(2,498.7)	(1,927.3)	77.1	7.4%	4.6%	281	6.6%	3.6%	304
Mortgage	(65.9)	25.2	(91.1)	(361.3)	0.4%	(0.2)%	52	0.3%	(0.2)%	51
Microcredit	(31.9)	(5.5)	(26.4)	480.6	11.8%	1.9%	985	9.8%	(3.7)%	1,356
Gross loans	(4,726.8)	(3,101.8)	(1,625.0)	52.4	2.6%	1.9%	71	2.3%	1.5%	79
Interbank and overnight funds	1.4	0.9	0.5	51.4	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(4,725.4)	(3,100.8)	(1,624.6)	52.4	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(25.6)	(19.6)	(6.1)	31.0	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(4,751.0)	(3,120.4)	(1,630.6)	52.3	2.6%	1.9%	71	2.3%	1.5%	79

Grupo Aval’s cost of risk, net and asset quality measured by delinquency deteriorated driven by the following factors:

Observed deterioration of consumer loans was greater than anticipated by ECL when forward-looking parameters were incorporated into loan loss allowance calculations in 2022, mainly because of a weaker than expected macroeconomic scenario for the year 2023. For context, the following table depicts actual macroeconomic figures for 2023 compared to what was built into our IFRS 9 models at December 31, 2022:

	2023	2022
	Actual	Scenario A	Scenario B	Scenario C
Inflation	9.28%	7.93%	7.83%	7.86%
Central Bank rate	13.00%	8.00%	8.75%	9.25%
GDP growth	0.60%	-0.53%	1.29%	2.37%
Unemployment rate	10.00%	11.15%	10.44%	9.46%
DTF interest rate	12.63%	8.64%	8.90%	9.36%
Real DTF interest rate (excluding inflation)	3.07%	0.66%	0.99%	1.39%

Origination activity slowed down significantly in 2023, with new financial assets originated (net of payments) amounting to Ps 14.0 trillion, a 41.8% decrease compared to 2022. Lower origination volumes resulted from high interest rates. Consequently, the negative effects on delinquency ratios of a 59.3% or Ps 2.1 trillion increase in delinquent loan formation were amplified.

Grupo Aval’s impairment loss on loans and other accounts receivable is the result of an improvement in the performance of commercial loan portfolio and a deterioration in the consumer loan portfolio. Consumer loans accounted for Ps 1.6 trillion of the Ps 2.1 trillion increase in delinquent loan formation during 2023.

1.	Consumer: Impairment loss on consumer loans increased 77.1% or Ps 1,927.3 billion, driven by a notable deterioration in the asset quality of personal loans and credit cards, which have higher PDs than other secured products such as payroll loans and automobile loans and leases. At December 31, 2023, 20.2% and 17.5% of personal loans and credit cards were classified as Stage 2 or Stage 3, respectively. Loan loss coverage measured as loss allowance as a percentage of gross loans increased for Stage 1 loans (2.2% in 2023 and 1.6% in 2022) and Stage 2 (22.5% in 2023 and 17.3% in 2022), while that of Stage 3 loans decreased slightly to 79.4% in 2023 from 82.5% in 2022 as a higher ratio of charge-offs to average consumer loans leads to lower coverage for Stage 3 loans.
2.	Commercial: Impairment loss on commercial loans decreased 67.4% or Ps 419.7 billion given that loan migration to Stage 3 was lower than a year earlier and therefore marginal loss allowance needs were lower. In 2023, the balance of Stage 3 commercial loans increased 0.5% or Ps 44.2 billion, which compares to a 7.5% or Ps 641.5 billion in 2022. This implied a Ps 348.8 billion decrease in impairment losses in 2023 relative to a year earlier. In addition, impairment losses for Stage 1 loans decreased Ps 146.2 billion due to slower origination activity, with new financial assets originated (net of payments) amounting to Ps 6.0 trillion, a 45.4% decrease compared to 2022.

Since consumer loans require more provisioning, the net result of the deterioration in the consumer loan portfolio and the improvement in the commercial loan portfolio was an increase in Grupo Aval’s cost of risk. Nevertheless, our product mix, richer in lower risk products and segments, prevented further deterioration of our cost of risk and asset quality metrics. For more information on loss allowance calculations, please refer to Note 4 of our audited consolidated financial statements.

The following table shows our gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2023 vs. 2022
	2023				2022							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	94,328.3	3,530.5	9,189.0	107,047.8	89,958.2	5,672.1	9,144.8	104,775.1	4.9	(37.8)	0.5	2.2
Consumer	52,856.1	4,408.8	2,734.7	59,999.6	52,529.1	4,929.0	1,961.4	59,419.4	0.6	(10.6)	39.4	1.0
Mortgages	16,721.0	1,160.8	604.4	18,486.2	16,226.4	1,159.8	497.1	17,883.4	3.0	0.1	21.6	3.4
Microcredit	226.5	14.0	37.0	277.5	224.5	14.1	29.2	267.7	0.9	(0.7)	26.9	3.7
Gross loans	164,132.0	9,114.0	12,565.2	185,811.2	158,938.3	11,774.9	11,632.4	182,345.6	3.3	(22.6)	8.0	1.9

Commercial	88.1%	3.3%	8.6%	100.0%	85.9%	5.4%	8.7%	100.0%
Consumer	88.1%	7.3%	4.6%	100.0%	88.4%	8.3%	3.3%	100.0%
Mortgages	90.5%	6.3%	3.3%	100.0%	90.7%	6.5%	2.8%	100.0%
Microcredit	81.6%	5.0%	13.3%	100.0%	83.9%	5.3%	10.9%	100.0%
Gross loans	88.3%	4.9%	6.8%	100.0%	87.2%	6.5%	6.4%	100.0%

Commercial	0.6%	6.2%	48.6%	4.9%	0.7%	9.1%	47.9%	5.2%
Consumer	2.2%	22.5%	79.4%	7.2%	1.6%	17.3%	82.5%	5.6%
Mortgages	0.3%	5.7%	44.4%	2.1%	0.3%	4.5%	50.5%	2.0%
Microcredit	5.3%	45.6%	95.1%	19.3%	2.8%	35.0%	95.3%	14.6%
Loss allowance as a percentage of gross loans per Stage	1.1%	14.1%	55.2%	5.4%	0.9%	12.1%	54.0%	5.0%

The closing balance of Stage 3 loans for personal loans and credit cards increased Ps 437.6 billion and Ps 166.8 billion respectively, which in turn implied an increase in impairment loss on consumer loans of Ps 599.6 billion and Ps 260.3 billion, respectively. The closing balance of consumer loans classified as Stage 2 decreased Ps 520.2 billion, with increases in loans classified with higher PDs, particularly in personal loans. The closing balance of Stage 2 personal loans increased Ps 360.3 billion, with loans classified between “Normal” and “Appreciable” (PDs of up to 45%) risk categories decreasing Ps 604.9 billion and loans classified as “Significant” (PDs between 45% and 90%) increasing Ps 963.6 billion, which resulted in a Ps 449.9 billion increase in impairment loss on consumer loans. Finally, within Stage 1 a relevant portion of personal loans and credit cards moved from “Normal” risk to “Acceptable” driving additional impairment losses on consumer loans of Ps

335.9 billion. The abovementioned resulted in an increase in the coverage ratios (loss allowance as a percentage of gross loan) of Stage 1 and Stage 2 consumer loans.

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Grupo Aval (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2023 vs. 2022		at December 31,		2023 vs. 2022
	2023	2022	#	%	2023	2022	basis points

	(in Ps billions)
Commercial	4,502.9	3,788.8	714.0	18.8	4.2%	3.6%	59
Consumer	2,138.5	1,575.3	563.2	35.8	3.6%	2.7%	91
Mortgages	717.6	540.9	176.8	32.7	3.9%	3.0%	86
Microcredit	37.0	29.2	7.9	26.9	13.3%	10.9%	245
Gross loans	7,396.1	5,934.2	1,461.9	24.6	4.0%	3.3%	73

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2023 vs. 2022		of average gross loans		2023 vs. 2022
	2023	2022	#	%	2023	2022	basis points

	(in Ps billions)
Commercial	668.0	746.2	(78.2)	(10.5)	0.6%	0.8%	(15)
Consumer	3,433.2	2,343.2	1,090.0	46.5	5.7%	4.3%	145
Mortgages	51.0	41.9	9.2	21.9	0.3%	0.3%	2
Microcredit	24.2	80.6	(56.4)	(70.0)	8.9%	28.4%	(1,942)
Total charge-offs	4,176.5	3,211.9	964.6	30.0	2.3%	1.9%	34

(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days decreased to 135.7% in 2023 from 155.1% in 2022. Charge-offs as a percentage of average gross loans increased as a result of asset quality deterioration, particularly in consumer loans.

Impairment recovery on other financial assets, of Ps 12.9 billion, was driven by an improvement in fixed income investment credit rating. Recovery of charged-off financial assets decreased 13.7% or Ps 88.2 billion, negatively affected by softer economic conditions.

Net income from commissions and fees

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Banking and other fees	2,726.4	2,448.5	278.0	11.4
Bonded warehouse services	188.2	187.2	1.0	0.5
Trust activities and portfolio management services	463.2	353.3	109.9	31.1
Pension and severance fund management	978.5	885.4	93.1	10.5
Income from commissions and fees	4,356.3	3,874.4	481.9	12.4
Expenses from commissions and fees	(1,003.8)	(970.7)	(33.1)	3.4
Net income from commissions and fees	3,352.5	2,903.8	448.8	15.5

Income from commissions and fees increased 12.4% or Ps 481.9 billion, positively impacted by an 11.4% or Ps 278.0 billion increase in banking and other fees, a 31.1% or Ps 109.9 billion increase in trust activities and portfolio management services and a 10.5% or Ps 93.1 billion increase in pension and severance fund management fees. The increase in banking and other fees is related to the following:

1.	Banking service fees increased 8.5% or Ps 130.0 billion due to (i) higher transaction volumes on our branch network and (ii) upward price adjustments in banking services.
2.	Debit and credit card fees increased 20.7% or Ps 173.4 billion primarily due to by a 22.7% or Ps 102.5 billion increase in debit and credit card fees and an 18.4% or Ps 70.9 billion increase in income from merchant acquiring, as transactions on point-of-sale (POS) were higher in 2023.

Trust activities and portfolio management services increased 31.1% or Ps 109.9 billion amidst favorable capital market conditions that favored performance-based fee income. Pension and severance fund management fees increased 10.5% or Ps 93.1 billion driven by (i) a 7.4% or Ps 40.6 billion increase in fee income from mandatory pension fund management, (ii) a 12.5% or Ps 30.4 billion increase in fee income from severance fund management driven by returns and a 12.4% growth of average AUMs, (iii) a 364.2% or Ps 15.2 billion increase in fee income from third-party pension fund management due to favorable market conditions, and (iv) a 7.8% or Ps 6.8 billion increase in revenues received from voluntary pension fund management, driven by growth of average assets under management (AUMs) and an increase in the implicit weighted average fee charged to investment alternatives. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Pension and Severance Fund Management”

The increase in expenses from commissions and fees was mainly driven by an increase in transactional activity, which was partially offset by lower fees paid to third-party sales-forces in connection with lower origination volumes, particularly on consumer loans and mortgages.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Income from sales of goods and services	11,223.6	12,141.3	(917.8)	(7.6)
Costs and expenses of sales of goods and services	(8,005.6)	(7,596.2)	(409.4)	5.4
Gross profit from sales of goods and services	3,218.0	4,545.1	(1,327.1)	(29.2)

Gross profit from sales of goods and services mainly reflects income and expenses related to non-financial assets and liabilities of Grupo Aval’s non-financial subsidiaries. Results related to financial assets and liabilities of these companies are presented under: i) interest income, ii) interest expense, iii) net income from other financial instruments mandatorily at FVTPL, iv) net trading (loss) income, v) in Other income under foreign exchange gains (losses) and share of profit of equity accounted investees, net of tax (equity method).

	Year ended December 31, 2023
	Infrastructure	Energy & Gas	Hospitality	Agribusiness	Other	Total

	(in Ps billions)
Income from sales of goods and services	3,954.2	6,158.6	598.9	296.8	215.0	11,223.6
Costs from sales of goods and services	(1,120.8)	(4,191.0)	(209.7)	(222.4)	(55.8)	(5,799.7)
Personnel expenses	(34.1)	(130.4)	(67.7)	(15.6)	(377.8)	(625.5)
Administrative and other expenses	(325.4)	(332.6)	(215.0)	(30.9)	(85.4)	(989.3)
Depreciation and amortization	(60.3)	(374.0)	(14.8)	(10.5)	(21.1)	(480.7)
Expenses from commissions and fees	(0.6)	(9.1)	(5.9)	(0.4)	(23.5)	(39.5)
Allowance for impairment of receivables	(0.9)	(50.0)	(0.1)	(0.1)	(0.0)	(51.0)
Other expenses	(0.0)	(19.9)	(0.0)	—	(0.0)	(19.9)
Costs and expenses from sales of goods and services	(1,542.2)	(5,106.9)	(513.2)	(279.7)	(563.5)	(8,005.6)
Gross profit from sales of goods and services	2,412.0	1,051.7	85.7	17.1	(348.5)	3,218.0

	Year ended December 31, 2022
	Infrastructure	Energy & Gas	Hospitality	Agribusiness	Other	Total

	(in Ps billions)
Income from sales of goods and services	5,330.2	5,718.8	532.3	341.0	219.0	12,141.3
Costs from sales of goods and services	(1,410.5)	(3,710.9)	(182.3)	(195.2)	(77.4)	(5,576.2)
Personnel expenses	(29.8)	(116.8)	(58.6)	(14.1)	(402.7)	(622.0)
Administrative and other expenses	(176.6)	(361.9)	(199.0)	(29.4)	(76.3)	(843.1)
Depreciation and amortization	(61.1)	(337.9)	(14.6)	(6.9)	(23.9)	(444.5)
Expenses from commissions and fees	(1.9)	(7.4)	(6.0)	(0.3)	(19.1)	(34.6)
Allowance for impairment of receivables	(1.9)	(57.9)	0.6	0.3	(0.2)	(59.1)
Other	(0.0)	(16.7)	(0.0)	—	(0.0)	(16.7)
Costs and expenses from sales of goods and services	(1,681.7)	(4,609.4)	(460.0)	(245.6)	(599.5)	(7,596.2)
Gross profit from sales of goods and services	3,648.5	1,109.4	72.4	95.4	(380.5)	4,545.1

Infrastructure companies continued as the largest contributor to this line item with Ps 2,412.0 billion in 2023. This sector drove the overall performance in gross profit from sales of goods and services decreasing 33.9% or Ps 1,236.5 billion compared to 2022 mainly explained by a 25.8% or Ps 1,376.0 billion decrease in income that was partially offset by an 8.3% or Ps 139.5 billion decrease in costs and expenses. The decrease in income was driven by the 20.5% year-over-year appreciation of the Colombian Peso relative to the U.S. dollar and its negative effect on U.S. dollar denominated future guaranteed payments that was partially offset by a Ps 1,296.4 billion increase in income related to hedging strategies (net trading (loss) income from derivatives and foreign exchange losses) of its financial assets and liabilities. This situation compares to a 20.8% depreciation of the Colombian Peso in 2022, which had positive effects over income and negative effects on hedging strategies. The remaining decrease in income is explained by two effects: (i) given that concessions under construction are nearing their final stages, work progress was slower than in 2022, which in turn drove the reduction in construction income and costs and (ii) the adjustments in observed and expected inflation relative to estimations used in future cash flow projections led to a higher adjustment to the value of intangible assets in 2022 as compared to 2023, therefore financial income related to concession arrangements was lower in 2023 relative to a year earlier.

Costs and expenses of sales of goods and services decreased 8.3% or Ps 139.5 billion, in spite of incorporating a Ps 253.0 billion (U.S.$60.6 million) expense in 2023 resulting from the resolutions with the DOJ and SEC. Expenses different from this particular expense decreased Ps 392.5 billion or 23.3%, given that concessions under construction are nearing their final stages and work progress was slower than in 2022.

Gross profit for energy and gas companies in 2023 was Ps 1,051.7 billion, Ps 57.7 billion less than in 2022. Income increased 7.7% or Ps 439.8 billion and costs and expenses increased 10.8% or Ps 497.5 billion. Income grew less than expenses due to a slower pace of construction of Gases del Norte del Perú’s construction progress in 2023 than in 2022, which given its nature yields a high margin. Notwithstanding, gas transportation volumes increased 15.1% to 588 MMSCFD and gas distribution volumes increased 6.1% to 11,207 million m3.

Gross profit for hospitality companies in 2023 was Ps 85.7 billion, a Ps 13.3 billion improvement relative to Ps 72.4 billion in 2022. Income increased 12.5% or Ps 66.6 billion driven by stable average occupancy rates and higher prices on food and rooms driven by price indexation. Costs increased 11.6% or Ps 53.3 billion amidst efficiency initiatives intended to contain the effects of inflation and wage increases on the business cost structure.

Gross profit for agribusiness companies in 2023 was Ps 17.1 billion, Ps 78.3 billion less than in 2022. Income decreased 13.0% or Ps 44.2 billion due to a lower price of rubber, African palm oil and paddy rice, that was partially offset by higher sales volumes. Costs and expenses increased 13.9% or Ps 34.2 billion mainly explained by the increase in prices for agro-industrial supplies and wages.

Gross loss for other sectors was Ps 348.5 billion in 2023, mainly reflecting operating costs of other services companies (mainly call-centers) that provide Grupo Aval’s entities and third parties with call center, BPO and external sales-force services, Ps 32.0 billion less than the Ps 380.5 billion gross loss in 2022.

For a detailed analysis of the different sectors see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking” and for information related to concession arrangements rights see Note 16 of our audited consolidated financial statements.

Net trading (loss) income

Grupo Aval’s net trading loss (refer to Note 29 of our audited consolidated financial statements) was Ps 916.0 billion in 2023, Ps 2,475.7 billion or 158.7% lower than in 2022, resulting from a Ps 4,111.0 billion decrease in net trading (loss) income from derivatives and partially offset by a Ps 1,635.3 billion increase in income from investment securities at fair value through profit or loss. It is worth noting that net trading (loss) income from derivatives should be analyzed in conjunction with foreign exchange gains (losses); in this sense, the performance of net trading (loss) income from derivatives was offset by a Ps 4,079.6 billion increase in foreign exchange gains (losses), net, recognized under other income.

Net trading (loss) income from investment securities at fair value through profit or loss consisted of three main drivers: (i) income contributed (net of eliminations) by our banking services segment increased Ps 779.3 billion to a Ps 805.5 billion gain in 2023, (ii) income contributed (net of eliminations) by our merchant banking segment increased Ps 469.5 billion to a Ps 550.8 billion gain in 2023 (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking”), and (iii) income contributed (net of eliminations) by our pension and severance fund management segment increased Ps 386.5 billion to a Ps 308.7 billion gain in 2023.

Net trading (loss) income from our non-financial subsidiaries increased Ps 162.7 billion to a Ps 167.8 billion gain, resulting from a Ps 93.2 billion increase in net trading (loss) income from investment securities at fair value through profit or loss and a Ps 69.5 billion increase in net trading (loss) income from derivatives.

Total income from investment securities

Grupo Aval’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading (loss) income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at amortized cost or “AC” (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). Grupo Aval manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Grupo Aval (comprised of interest income on investments in debt securities and net trading (loss) income from investment securities at FVTPL) was Ps 4,050.4 billion for 2023, 116.2% or Ps 2,177.1 billion more than in 2022. This was primarily driven by a 464 basis points increase in the average yield on total investment securities to 9.3% in 2023 up from 4.6% in 2022, generating a Ps 1,875.0 billion increase in interest income. In addition, an 8.1% or Ps 3,258.6 billion increase in the average balance of total investment securities to Ps 43,694.7 billion in 2023 resulted in a Ps 302.1 billion increase in interest income. The main drivers for this performance were discussed above in net interest income and net trading (loss) income.

Net income from other financial instruments mandatorily at FVTPL

Net income from other financial instruments mandatorily at FVTPL reflect the fair value of certain concession arrangements entered between Promigas and the Colombian Government, that meet the requirements for mandatory recognition at FVTPL, and increased by Ps 44.9 billion to Ps 323.7 billion in 2023 as compared to 2022.

Other income

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	2,253.9	(1,825.7)	4,079.6	(223.5)
Share of profit of equity accounted investees, net of tax	371.4	372.8	(1.4)	(0.4)
Net gain (loss) on sale of debt and equity securities	108.8	(134.7)	243.5	(180.8)
Dividends	126.3	119.9	6.4	5.3
Gain (loss) on the sale of non-current assets held for sale	48.6	10.5	38.1	363.3
Gain on sale of property, plant and equipment	360.7	142.1	218.6	153.8
Net gain (loss) in asset valuation	74.9	50.5	24.4	48.4
Gain on loss of control of subsidiaries	—	137.4	(137.4)	(100.0)
Other	406.7	278.7	128.1	46.0
Other income	3,751.3	(848.6)	4,599.9	(542.1)

Other income increased Ps 4,599.9 billion to Ps 3,751.3 billion, mainly driven by a Ps 4,079.6 billon increase in foreign exchange gains (losses), net and by a Ps 218.6 increase in gain on sale of property, plant and equipment.

The Ps 4,079.6 billion increase in foreign exchange gains (losses), net to a Ps 2,253.9 billion gain should be analyzed in conjunction with net trading (loss) income from derivatives. The net result of both activities (foreign exchange and derivatives) for 2023 was a Ps 327.2 billion loss compared to a Ps 295.9 billion loss in 2022. In 2023, Colombian Peso appreciation implicit in derivatives contracts remained high driven by the ample interest rate differential between Colombia and the United States, leading to a higher cost of the hedging strategy when compared to 2022.

During 2023, our subsidiaries continued their PP&E structure optimization program by transferring some non-strategic property, plant and equipment in exchange for equity in NEXUS Real Estate Capital Funds (a private equity fund specialized in real estate management), some of which were part of sale & lease-back operations. As such, we recorded an Ps 218.6 billion increase in gain on the sale of property, plant and equipment (as fair value of derecognized PP&E was higher than book value). The Ps 38.1 billion increase in gain (loss) on the sale of non current assets held for sale is related to the transferal of assets to NEXUS Real Estate Capital Funds. In addition, net gain (loss) in asset valuation increased Ps 24.4 billion (see Note 15 to our audited consolidated financial statements for more information), driven by diverging results in two of our operating segments. A Ps 92.3 billion increase in net gain (loss) in asset valuation from our merchant banking segment was partially offset by a Ps 67.6 billion decrease in our banking services segment. For the latter, investment properties were either transferred to NEXUS Real Estate Capital Funds or sold, in some cases at lower valuations than those in December 31, 2022. The Ps 243.5 billion increase in net gain on sale of debt and equity securities was explained by a decline in market interest rates at the end of the year that enabled profit-taking strategies.

Other expenses

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Losses from sales of non-current assets held for sale	(0.6)	(0.8)	0.2	(25.6)
Personnel expenses	(3,055.2)	(2,833.8)	(221.4)	7.8
Administrative and other expenses	(4,367.0)	(3,703.6)	(663.4)	17.9
Depreciation and amortization	(670.5)	(645.7)	(24.7)	3.8
Impairment loss on other assets	(2.9)	(20.8)	17.8	(85.8)
Other	(250.3)	(205.1)	(45.2)	22.0
Other expenses	(8,346.5)	(7,409.8)	(936.7)	12.6

In 2023 we continued with our initiatives of cost containment. Other expenses increased 12.6% or Ps 936.7 billion. A 39.4% or Ps 343.4 billion increase in operating taxes in 2023 amounted to 4.6 percentage points of overall other expense growth and 9.3 percentage points of growth in administrative and other expenses. This is primarily explained by the increase in industry and commerce tax or ICA (charged at a department and municipal level) which is charged on a gross income basis and increased in line with income growth (driven by interest income on gross loans); in addition, this tax is set by regional administrations, some of which enacted substantial rate increases during the year. Insurance expenses increased 17.9% or Ps 93.6 billion, driven by deposit insurance premiums paid in Colombia and in line with growth of average deposits for 2023. Service expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others increased 0.1% or Ps 0.6 billion, below observed inflation.

The 7.8% or Ps 221.4 billion increase in personnel expenses resulted from a 7.2% or Ps 194.9 billion increase in salaries and employee benefits and an 21.6% or Ps 26.4 billion increase in labor severances and bonus plan payments. For reference, the minimum wage in Colombia increased by 16.0% in 2023 as compared to 2022.

Cost to income efficiency ratio was 52.1% in 2023 as compared to 45.8% in 2022, given that Grupo Aval’s other expenses increased by 12.6% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading (loss) income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income) decreased by 1.0%. The ratio of other expenses as a percentage of average assets (not including assets previously held through BHI) reached 2.8% in 2023, up from 2.7% in 2022.

Tax expense

Income tax expense for Grupo Aval decreased by 42.3% or Ps 961.0 billion, to Ps 1,310.4 billion in 2023, driven by a 44.4% or Ps 2,786.8 billion decrease in net income before tax expense. Grupo Aval’s income tax expense divided by net income before income tax expense excluding dividends, equity method and gain on loss of control of subsidiaries (as they are non-taxable income), was 43.8% in 2023 and 40.2% in 2022. For more information on income tax expense please refer to Note 19 of our audited consolidated financial statements.

Net income from discontinued operations

Net income from discontinued operations, net of tax decreased Ps 866.2 billion in 2023 compared with 2022 considering that there were no events of discontinued operations in 2023. Net income from discontinued operations, net of tax in 2022 includes a Ps 69.6 billion gain related to the BHI transactions (spin-off and sale) including (i) a Ps 1,052.6 billion gain related to the spin-off of 75.0% of equity interest of BHI in March and (ii) a Ps 983.0 billion loss on the sale of a 20.9% equity interest of BHI in December. In addition, in 2022 Grupo Aval through Banco de Bogotá recognized Ps 796.6 billion of BHI’s net income during the time it was a subsidiary (January – March) and afterwards, during the time it was accounted for as an investment in associate through the equity method (April – November). The attributable portion of net income from discontinued operations reflects Grupo Aval’s equity interest in Banco de Bogotá. As a result, net income from discontinued operations attributable to owners of the parent was Ps 594.0 billion in 2022.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased 39.73%, or Ps 948.1 billion, to Ps 1,438.1 billion in 2023 compared to 2022. The ratio of net income attributable to non-controlling interest to net income increased to 66.1% in 2023 from 49.0% in 2022. The increase in this ratio is mainly attributable to a change in the mix of our segment’s contribution to net income driven by (i) a lower contribution to net income from our banking services segment, (ii) a higher relative contribution from our merchant banking segment of which 59.5% is attributable to non-controlling interest (see Note 26 of our audited consolidated financial statements) and (ii) a higher contribution from our pension and severance fund management segment, of which 24.2% is non-controlling interest.

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

Banking Services

Overview

Net income for the year ended December 31, 2023 was Ps 827.2 billion, decreasing 75.1% or Ps 2,493.5 billion compared to the year ended December 31, 2022. Compared with net income from continuing operations of 2022, the result for 2023 was Ps 1,627.4 billion or 66.3% lower than in 2022.

	Banking Services
	For the year ended		Change 2023 vs
	December 31,		2022
	2023	2022	#	%

	(in Ps billions)
Total interest income	27,669.6	18,561.7	9,107.9	49.1
Total interest expense	(19,260.2)	(9,602.1)	(9,658.1)	100.6
Net interest income	8,409.4	8,959.6	(550.3)	(6.1)
Impairment loss on loans and other accounts receivable	(4,721.5)	(3,095.0)	(1,626.4)	52.5
Impairment (loss) recovery on other financial assets	0.8	3.9	(3.0)	(78.4)
Recovery of charged-off financial assets	550.6	644.0	(93.4)	(14.5)
Net impairment loss on financial assets	(4,170.0)	(2,447.2)	(1,722.9)	70.4
Net interest income, after impairment losses	4,239.3	6,512.4	(2,273.1)	(34.9)
Net income from commissions and fees	2,362.1	2,122.1	240.0	11.3
Gross loss from sales of goods and services	(333.7)	(372.8)	39.2	(10.5)
Net trading (loss) income	(1,245.2)	1,207.1	(2,452.3)	(203.2)
Other income	3,329.7	253.0	3,076.7	1,216.0
Other expenses	(7,710.0)	(6,861.6)	(848.5)	12.4
Net income before tax expense	642.2	2,860.3	(2,218.1)	(77.5)
Income tax (expense) recovery	184.9	(405.7)	590.7	(145.6)
Net income from continuing operations	827.2	2,454.5	(1,627.4)	(66.3)
Net income from discontinued operations, net of tax	—	866.2	(866.2)	(100.0)
Net income for the year	827.2	3,320.7	(2,493.5)	(75.1)

Net interest income

Net interest income decreased 6.1% or Ps 550.3 billion to Ps 8,409.4 billion in 2023. Yields and rates paid increased rapidly due to monetary policy in place throughout the year, a tighter liquidity environment and due to additional pressures coming from more demanding NSFR requirements, which drove the increase in the cost of interest-bearing deposits. Total interest expense increased 100.6% or Ps 9,658.1 billion, more than total interest income, resulting from a 432 basis point increase in interest rates paid on interest-bearing liabilities and a  10.4% or Ps 18,903.2 billion increase in the average balance of interest-bearing liabilities. Total interest income increased 49.1% or Ps 9,107.9 billion, driven by a 349 basis points increase in the average yield of interest-earning assets and a 9.1% or Ps 17,716.5 billion increase in the average balance of interest-earning assets. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing liabilities decreased by 77 basis points to 4.1% and net interest margin contracted by 64 basis points to 3.9%. The main drivers impacting interest-earning assets and interest-bearing liabilities during 2023, are as described under Grupo Aval’s analysis.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2023 vs. 2022		the year ended December 31,		year ended December 31,		Change, 2023 vs. 2022
2023	2022	#	%	2023	2022	2023	2022	#	%

(in Ps billions)						(in Ps billions)
212,916.6	195,200.1	17,716.5	9.1	3.9%	4.6%	8,409.4	8,959.6	(550.3)	(6.1)

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature and (ii) the average balance, average rate paid and interest expense on interest-bearing liabilities with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing liabilities.

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2023
	year ended December 31,		Change, 2023 vs. 2022		year ended December 31,		year ended December 31,		due to changes in			vs. 2022
	2023	2022	#	%	2023	2022	2023	2022	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	106,096.3	96,456.4	9,639.9	10.0	13.6%	8.9%	14,414.7	8,602.7	1,309.7	4,502.3	5,812.0	67.6
Consumer	59,178.8	54,198.2	4,980.6	9.2	15.1%	12.7%	8,920.2	6,881.1	750.7	1,288.3	2,039.0	29.6
Mortgages	18,033.4	16,067.7	1,965.7	12.2	9.4%	8.4%	1,686.6	1,348.5	183.8	154.2	338.1	25.1
Microcredit	270.7	284.3	(13.6)	(4.8)	26.4%	22.7%	71.4	64.6	(3.6)	10.3	6.8	10.5
Gross loans	183,579.3	167,006.5	16,572.7	9.9	13.7%	10.1%	25,092.8	16,896.9	2,265.3	5,930.6	8,195.9	48.5
Interbank and overnight funds	2,450.5	2,603.5	(152.9)	(5.9)	31.3%	13.0%	768.0	338.7	(47.9)	477.3	429.3	126.8
Total gross loans	186,029.8	169,610.0	16,419.8	9.7	13.9%	10.2%	25,860.9	17,235.6	2,282.6	6,342.6	8,625.2	50.0
Investments in debt securities	26,886.8	25,590.1	1,296.6	5.1	6.7%	5.2%	1,808.7	1,326.1	87.2	395.4	482.6	36.4
Total interest-earning assets	212,916.6	195,200.1	17,716.5	9.1	13.0%	9.5%	27,669.6	18,561.7	2,302.3	6,805.5	9,107.9	49.1

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2023
	year ended December 31,		Change, 2023 vs. 2022		year ended December 31,		year ended December 31,		due to changes in			vs. 2022
	2023	2022	#	%	2023	2022	2023	2022	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	6,398.1	7,072.1	(674.0)	(9.5)	4.5%	2.3%	(287.4)	(165.1)	30.3	(152.6)	(122.3)	74.1
Time deposits	77,790.7	58,007.0	19,783.7	34.1	11.8%	6.2%	(9,140.6)	(3,618.6)	(2,324.6)	(3,197.4)	(5,522.0)	152.6
Savings accounts	72,490.8	73,389.1	(898.3)	(1.2)	8.2%	4.9%	(5,977.1)	(3,596.8)	74.1	(2,454.4)	(2,380.3)	66.2
Total interest-bearing deposits	156,679.6	138,468.2	18,211.4	13.2	9.8%	5.3%	(15,405.2)	(7,380.5)	(1,790.6)	(6,234.1)	(8,024.7)	108.7
Interbank borrowings and overnight funds	7,418.3	6,028.4	1,389.9	23.1	15.8%	6.6%	(1,170.9)	(397.0)	(219.4)	(554.5)	(773.9)	194.9
Borrowings from banks and others	16,676.1	16,483.7	192.4	1.2	4.8%	2.5%	(800.1)	(404.5)	(9.2)	(386.4)	(395.6)	97.8
Bonds issued	15,243.6	17,145.1	(1,901.5)	(11.1)	8.5%	6.9%	(1,292.8)	(1,177.4)	161.3	(276.6)	(115.4)	9.8
Borrowings from development entities	4,548.1	3,537.1	1,011.0	28.6	13.0%	6.9%	(591.3)	(242.7)	(131.4)	(217.1)	(348.6)	143.6
Other funding	43,886.1	43,194.3	691.8	1.6	8.8%	5.1%	(3,855.1)	(2,221.6)	(60.8)	(1,572.7)	(1,633.5)	73.5
Total interest-bearing liabilities	200,565.7	181,662.5	18,903.2	10.4	9.6%	5.3%	(19,260.2)	(9,602.1)	(1,815.3)	(7,842.9)	(9,658.1)	100.6

Average balance of gross loans increased 9.9% or Ps 16,572.7 billion in 2023 and the average yield was 13.7%, 355 basis points higher than in 2022. Growth of average balances of 9.9% was higher than growth of closing balances of 2.0%, mainly because average U.S. dollar denominated loans, which represent 15.2% of our loan portfolio, benefited from a 1.7% depreciation in the average exchange rate for the year. On the other hand, closing balances were negatively impacted by a 20.5% year-over-year appreciation of the end of period exchange rate. Additionally, loan portfolio growth was stronger during the first half of the year, particularly in consumer loans.

Peso denominated loans grew 10.5% year-over-year on average balances; commercial loans grew 10.6%, consumer loans grew 9.6%, mortgage loans grew 13.8%, and microcredit loans decreased 4.8%. As for U.S. dollar denominated loans in U.S. dollar terms, year-over-year growth was 6.2% for average balances; commercial loans grew 7.5%, consumer loans decreased 0.5% and mortgages grew 5.2%.

The average Central Bank rate in Colombia increased by 583 basis points to 13.03% in 2023 from 7.20% in 2022. The end of period Central Bank rate in Colombia increased by 100 basis points to 13.0% at December 31, 2023 from 12.00% a year earlier. Given that 83.7% of the segment’s commercial loans are variable rate which are mostly referenced to the 3-month inter-bank rate (IBR) or the 90-day time deposit rate (DTF), average yields on commercial loans increased 467 basis points to 13.6%, slightly below the 583 basis points increase in the average Central Bank rate. On the other hand, given that 90.7% and 80.8% of the segment’s consumer loans and mortgages are fixed rate, the average yields on these loans priced in during 2023 a small portion of the rise in reference rates and increased 238 basis points and 96 basis points, respectively.

The average balance of interest-earning investments in debt securities increased 5.1% or Ps 1,296.6 billion. The average yield for interest-earning investments in debt securities increased 155 basis points as our subsidiaries invested in securities at higher yields as the Colombian sovereign yield curve (TES) shifted downwards, following global sovereign fixed income rates and aided by the decrease in Colombia’s sovereign risk premium.

Finally, as described in Grupo Aval’s analysis, average funding rates moved upwards in line with the average Central Bank rate. In addition, cost of funds was pressed by competition for stable retail funding and term funding with tenors longer than one year in order to comply with the more demanding NSFR requirements. Pressures on balances and rates built up during the latter part of the year to comply with NSFR requirements. The end of period balance of interest-bearing liabilities increased 2.4% or Ps 4,778.9 billion, driven by an 18.5% or Ps 12,448.2 billion increase in time deposits partially offset by a 34.6% or Ps 7,055.3 billion decrease in borrowings from banks and others. The average balance of interest-bearing liabilities increased 10.4% or Ps 18,903.2 billion, driven by a 34.1% or Ps 19,783.7 billion increase in time deposits. In addition, the fast-paced growth of time deposits drove the 551 basis points increase in the average rate paid for time deposits, pricing in the increase in the average Central Bank rate and the competition for stable retail and term funding.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(4,721.5)	(3,095.0)	(1,626.4)	52.5
Impairment (loss) recovery on other financial assets	0.8	3.9	(3.0)	(78.4)
Recovery of charged-off financial assets	550.6	644.0	(93.4)	(14.5)
Net impairment loss on financial assets	(4,170.0)	(2,447.2)	(1,722.9)	70.4

Net impairment loss on financial assets increased 70.4% or Ps 1,722.9 to Ps 4,170.0, resulting from higher impairment losses and lower recoveries.

Impairment loss on loans and other accounts receivable increased 52.5% or Ps 1,626.4 billion to Ps 4,721.5 billion, driven by the deterioration of the loan portfolio’s ECL, explained by the weak economic performance and its effect on borrowers’ credit risk. For more information regarding risk management please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

In addition, recovery of charged-off financial assets decreased 14.5% or Ps 93.4 billion to Ps 550.6 billion, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2023 vs. 2022		year ended December 31,		2023 vs. 2022	year ended December 31,		2023 vs. 2022
	2023	2022	#	%	2023	2022	basis points	2023	2022	basis points

	(in Ps billions)
Commercial	(205.0)	(620.4)	415.4	(67.0)	0.2%	0.6%	(45)	0.1%	0.5%	(44)
Consumer	(4,396.8)	(2,484.5)	(1,912.3)	77.0	7.4%	4.6%	285	6.7%	3.6%	307
Mortgage	(65.9)	25.2	(91.1)	(361.3)	0.4%	(0.2)%	52	0.3%	(0.2)%	51
Microcredit	(31.9)	(5.5)	(26.4)	480.6	11.8%	1.9%	985	9.8%	(3.7)%	1,356
Gross loans	(4,699.6)	(3,085.3)	(1,614.4)	52.3	2.6%	1.8%	71	2.3%	1.5%	80
Interbank and overnight funds	1.4	0.9	0.5	51.4	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(4,698.2)	(3,084.3)	(1,613.9)	52.3	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(23.2)	(10.7)	(12.5)	117.1	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(4,721.5)	(3,095.0)	(1,626.4)	52.5	2.6%	1.9%	72	2.3%	1.5%	80

Cost of risk, net increased to 2.3% driven by an increase in cost of risk, net of consumer loans that was partially offset by the decrease in the cost of risk, net of commercial loans. The increase in impairment losses for consumer loans was driven by a deterioration in the asset quality of personal loans and credit cards, which have higher PDs than other secured products such as payroll loans and automobile loans and leases. At December 31, 2023, 19.8% and 17.5% of personal loans and credit cards were classified as Stage 2 or Stage 3, respectively.

The closing balance of Stage 3 loans for personal loans and credit cards increased Ps 411.3 billion and Ps 166.6 billion respectively, which in turn implied an increase in impairment loss on consumer loans of Ps 594.2 billion and Ps 260.3 billion. The closing balance of consumer loans classified as Stage 2 decreased Ps 611.5 billion, with increases in loans classified with higher PDs, particularly in personal loans. The closing balance of Stage 2 personal loans increased Ps 268.9 billion, with loans classified between “Normal” and “Appreciable” (PDs of up to 45%) risk categories decreasing Ps 693.4 billion and loans classified as “Significant” (PDs between 45% and 90%) increasing Ps 960.7 billion, which resulted in a Ps 446.2 billion increase in impairment loss on consumer loans. Finally, within Stage 1 a relevant portion of personal loans and credit cards moved from “Normal” risk to “Acceptable” driving additional impairment losses on consumer loans of Ps 329.9 billion. The abovementioned resulted in an increase in the coverage ratios (loss allowance as a percentage of gross loan) of Stage 1 and Stage 2 consumer loans.

The decrease in impairment losses for commercial loans was driven by (i) an improvement in transfers from Stage 1 and Stage 2 to Stage 3 relative to 2022, (ii) a decrease in new financial assets originated that became impaired over the year, and (iii) by the reversal of remaining impairment losses booked as overlays for customers relieved during the pandemic, as borrower’s payment behavior recovered throughout the year. The abovementioned was evidenced through a Ps 348.8 billion decrease in impairment losses on commercial loans classified as Stage 3.

The following table shows the banking services segment’s gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2023 vs. 2022
	2023				2022							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	94,084.6	3,530.5	9,189.0	106,804.1	89,264.0	5,672.1	9,144.8	104,080.9	5.4	(37.8)	0.5	2.6
Consumer	52,143.4	4,218.7	2,669.1	59,031.2	51,908.9	4,830.2	1,922.1	58,661.3	0.5	(12.7)	38.9	0.6
Mortgages	16,697.9	1,160.8	604.4	18,463.1	16,207.7	1,159.8	497.1	17,864.6	3.0	0.1	21.6	3.3
Microcredit	226.5	14.0	37.0	277.5	224.5	14.1	29.2	267.7	0.9	(0.7)	26.9	3.7
Gross loans	163,152.5	8,924.0	12,499.6	184,576.0	157,605.2	11,676.2	11,593.2	180,874.5	3.5	(23.6)	7.8	2.0

Commercial	88.1%	3.3%	8.6%	100.0%	85.8%	5.4%	8.8%	100.0%
Consumer	88.3%	7.1%	4.5%	100.0%	88.5%	8.2%	3.3%	100.0%
Mortgages	90.4%	6.3%	3.3%	100.0%	90.7%	6.5%	2.8%	100.0%
Microcredit	81.6%	5.0%	13.3%	100.0%	83.9%	5.2%	10.9%	100.0%
Gross loans	88.4%	4.8%	6.8%	100.0%	87.1%	6.5%	6.4%	100.0%

Commercial	0.6%	6.2%	48.6%	5.0%	0.7%	9.1%	47.9%	5.3%
Consumer	2.2%	23.0%	80.2%	7.2%	1.6%	17.4%	83.0%	5.6%
Mortgages	0.3%	5.7%	44.4%	2.1%	0.3%	4.5%	50.5%	2.0%
Microcredit	5.3%	45.6%	95.1%	19.3%	2.8%	35.0%	95.3%	14.6%
Loss allowance as a percentage of gross loans per Stage	1.1%	14.2%	55.3%	5.4%	0.9%	12.1%	53.9%	5.1%

For further detail on credit risk model overlays and transitioning between stages, please refer to Grupo Aval’s analysis. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements.

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for the segment (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2023 vs. 2022		at December 31,		2023 vs. 2022
	2023	2022	#	%	2023	2022	basis points

	(in Ps billions)
Commercial	4,502.9	3,788.8	714.0	18.8	4.2%	3.6%	58
Consumer	2,113.9	1,555.5	558.4	35.9	3.6%	2.7%	93
Mortgages	717.6	540.9	176.8	32.7	3.9%	3.0%	86
Microcredit	37.0	29.2	7.9	26.9	13.3%	10.9%	245
Gross loans	7,371.4	5,914.4	1,457.0	24.6	4.0%	3.3%	72

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2023 vs. 2022		of average gross loans		2023 vs. 2022
	2023	2022	#	%	2023	2022	basis points

	(in Ps billions)
Commercial	668.0	746.2	(78.2)	(10.5)	0.6%	0.8%	(14)
Consumer	3,423.1	2,337.6	1,085.5	46.4	5.8%	4.3%	147
Mortgages	51.0	41.9	9.2	21.9	0.3%	0.3%	2
Microcredit	24.2	80.6	(56.4)	(70.0)	8.9%	28.4%	(1,942)
Total charge-offs	4,166.3	3,206.3	960.0	29.9	2.3%	1.9%	35

(1) Calculated as loans past due more than 90 days divided by gross loans.

Delinquency ratios increased across loan categories explained by weak economic performance and its effect on borrowers’ payment capacity. The underwriting policies were adjusted as the year progressed becoming increasingly restrictive. As a result, most new vintages showed improvement during the second half of the year and growth rates decelerated, particularly in consumer loans. Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days, was 135.3% in 2023 and 154.7% in 2022. Charge-offs as a percentage of average gross loans increased in connection with higher delinquency during 2023.

Net income from commissions and fees

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Banking and other fees	2,731.1	2,436.0	295.1	12.1
Bonded warehouse services	189.2	188.2	1.0	0.5
Trust activities and portfolio management services	352.0	264.3	87.7	33.2
Pension and severance fund management	0.7	0.9	(0.2)	(23.3)
Income from commissions and fees	3,272.9	2,889.3	383.6	13.3
Expenses from commissions and fees	(910.8)	(767.2)	(143.5)	18.7
Net income from commissions and fees	2,362.1	2,122.1	240.0	11.3

Income from commissions and fees increased 13.3% or Ps 383.6 billion. Banking and other fees drove this result with a 12.1% or Ps 295.1 billion increase. The main drivers for this performance were the same as those discussed under Grupo Aval’s analysis. Debit and credit card fees increased 20.8% or Ps 174.3 billion, driven by a 18.6% or Ps 71.9 billion increase in income from merchant acquiring and a 22.7% or Ps 102.5 billion increase in debit and credit card management fees, supported by higher transactional activity as compared to 2022. Banking service fees increased 8.1% or Ps 126.1 billion. Trust activities and portfolio management services increased 33.2% or Ps 87.7 billion amidst favorable capital market conditions that favored performance based fee income. Bonded warehouse services increased 0.5% or Ps 1.0 billion. Expenses from commissions and fees increased 18.7% or Ps 143.5 billion, driven by an increase in transactional activity and fees paid in relation to income from commissions and fees.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Income from sales of goods and services	110.2	114.3	(4.1)	(3.6)
Costs and expenses of sales of goods and services	(443.8)	(487.1)	43.3	(8.9)
Gross loss from sales of goods and services	(333.7)	(372.8)	39.2	(10.5)

Gross loss from sales of goods and services increased by Ps 39.2 billion to a gross loss of Ps 333.7 billion in 2023. This reflects the non-financial results of Megalinea and Nexa BPO. Costs and expenses of sales of goods and services decreased 8.9% or Ps 43.3 billion to Ps 443.8 billion in 2023 driven by adjustments to the size of payrolls of these companies explained by lower sales volume, particularly in the external salesforce for consumer loans business line. This decrease resulted from a 7.8% or Ps 29.8 billion decrease in personnel expenses and a 17.1% or Ps 9.5 billion decrease in administrative expenses. Income from sales of goods and services decreased 3.6% or Ps 4.1 billion to Ps 110.2 billion in 2023. The gross loss from sales of goods and services results from services provided by the non-financial subsidiaries of Banco de Bogotá and Banco de Occidente to the segment’s businesses, for which income is eliminated in the consolidation process.

Net trading (loss) income

Net trading loss for 2023 was Ps 1,245.2 billion, Ps 2,452.3 billion lower than the Ps 1,207.1 billion income in 2022, resulting from a Ps 3,231.7 billion decrease in income from derivatives and partially offset by a Ps 779.4 billion increase in net trading (loss) income from investment securities. The performance of net trading (loss) income from derivatives was partially offset by a Ps 2,861.8 billion increase in foreign exchange gains (losses), net, recognized under other income.

Total income from investment securities

The segment’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading (loss) income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). The segment’s businesses manage their investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of interest income on investments in debt securities and net trading (loss) income from investment securities at FVTPL) was Ps 2,614.3 billion for 2023, 93.3% or Ps 1,262.0 billion more than in 2022, primarily driven by a 348 basis points increase in the average yield on total investment securities to 8.1% in 2023 from 4.6% in 2022, resulting in a Ps 1,021.5 billion increase in interest income. The main drivers for this performance were discussed above in net interest income.

Other income

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	1,575.0	(1,286.8)	2,861.8	(222.4)
Share of profit of equity accounted investees, net of tax	872.0	926.0	(54.0)	(5.8)
Net gain (loss) on sale of debt and equity securities	64.5	(25.6)	90.1	(351.7)
Dividends	11.7	18.0	(6.3)	(35.0)
Gain (loss) on the sale of non-current assets held for sale	48.6	10.5	38.1	363.3
Gain on sale of property, plant and equipment	360.7	142.1	218.6	153.8
Net gain (loss) in asset valuation	(19.7)	47.9	(67.6)	(141.3)
Gain on deconsolidation (loss of control) of subsidiaries	—	137.4	(137.4)	(100.0)
Other	417.0	283.6	133.4	47.0
Other income	3,329.7	253.0	3,076.7	1,216.0

Other income increased 1216.0% or Ps 3,076.7 billion, mainly driven by a Ps 2,861.8 billon increase in foreign exchange gains (losses), net and by a Ps 218.6 billion increase in gain on sale of property, plant and equipment.

The Ps 2,861.8 billion increase in foreign exchange gains (losses), net to a Ps 1,575.0 billion gain should be analyzed in conjunction with net trading (loss) income from derivatives. The net result of both activities (foreign exchange and derivatives) for 2023 was a Ps 475.8 billion loss compared to a Ps 105.9 billion loss in 2022. In 2023, Colombian Peso appreciation implicit in derivatives contracts remained high driven by the ample interest rate differential between Colombia and the United States, leading to a higher cost of the hedging strategy when compared to 2022.

During 2023, the segment continued its PP&E structure optimization program by transferring some non-strategic property, plant and equipment in exchange for equity in NEXUS Real Estate Capital Funds (a private equity fund specialized in real estate management), some of which were part of lease-back operations. The resulting effects of these transactions were discussed above in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Grupo Aval”.

The Ps 90.1 billion increase in net gain on sale of debt and equity securities was explained by temporary favorable conditions in fixed income markets during 2023 that were not present in 2022. The Ps 54.0 billion decrease in share of profit of equity accounted investees, net of tax (equity method) was driven by the decrease in Corficolombiana’s net income that was partially offset by a better performance in Porvenir. For more information on the performance of these companies refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Pension and Severance Fund Management” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking”.

Other expenses

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Losses from sales of non-current assets held for sale	(0.6)	(0.8)	0.2	(25.6)
Personnel expenses	(2,672.7)	(2,493.4)	(179.3)	7.2
Administrative and other expenses	(4,185.2)	(3,569.7)	(615.5)	17.2
Depreciation and amortization	(639.7)	(620.3)	(19.4)	3.1
Impairment loss on other assets	(2.9)	(20.8)	17.8	(85.8)
Other	(208.8)	(156.6)	(52.2)	33.4
Other expenses	(7,710.0)	(6,861.6)	(848.5)	12.4

Other expenses increased 12.4% or Ps 848.5 billion to Ps 7,710.0 billion. Administrative and other expenses increased 17.2% or Ps 615.5 billion over the year, with operating taxes constituting the main driver for expense growth with a 40.7% or Ps 326.3 billion increase, explaining 9.1 percentage points of growth in administrative and other expenses. Deposit insurance expenses increased 23.0% or Ps 89.0 billion, in line with higher volumes of deposits and explaining 2.5 percentage points of growth in administrative and other expenses. Finally, service expenses such as staffing, utilities, travel and transportation expenses, and supplies and stationery, among others decreased 0.2% or Ps 1.0 billion, well below the observed inflation. The 7.2% or Ps 179.3 billion increase in personnel expenses resulted from a 6.7% or Ps 160.9 billion increase in salaries and employee benefits and a 18.8% or Ps 18.5 billion increase in labor severances and bonus plan payments. Salaries and employee benefits increased below wage increases explained by adjustments to the size of our banks’ payrolls amidst the challenging economic conditions as evidenced in a 6.6% decrease in the combined number of direct employees of Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas relative to a year earlier.

Given that other expenses increased by 12.4% and total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading (loss) income and other income) increased by 2.9%, the cost to income efficiency ratio deteriorated 519 basis points to 61.6% in 2023 from 56.4% in 2022. The ratio of other expenses as a percentage of average assets of continuing operations (not including assets previously held through BHI) deteriorated by 15 basis points to 3.1% in 2023 from 2.9% in 2022.

Tax (expense) recovery

Income tax (expense) recovery decreased by Ps 590.7 billion, to a Ps 184.9 billion tax recovery in 2023. Deferred taxes amounted to a Ps 345.2 billion tax recovery in 2023, Ps 671.8 billion less than the Ps 326.6 billion tax expense in 2022. This performance was driven by a Ps 1,442.2 billion decrease in net income before income tax expense excluding dividends, equity method, and gains on deconsolidation (loss of control) (as these are non-taxable income).

Net income from discontinued operations

Net income from discontinued operations decreased Ps 866.2 billion compared with 2022, considering that there were no events of discontinued operations in 2023. Net income from discontinued operations in 2022 includes a Ps 69.6 billion gain related to the BHI transactions (spin-off and sale) including (i) a Ps 1,052.6 billion gain related to the spin-off of 75.0% of equity interest of BHI in March and (ii) a Ps 983.0 billion loss on the sale of a 20.9% equity interest of BHI in December. In addition, in 2022 the Banking Services segment through Banco de Bogotá recognized Ps 796.6 billion of BHI’s net income during the time it was a subsidiary (January – March) and afterwards, during the time it was accounted for as an investment in associate through the equity method (April – November).

Merchant Banking

Overview

Net income for the year ended December 31, 2023 was Ps 1,530.2 billion, decreasing 33.5% or Ps 771.2 billion compared to the year ended December 31, 2022. The following discussion describes the main drivers of our merchant banking segment’s results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022.

	Merchant Banking
	For the year ended		Change 2023 vs
	December 31,		2022
	2023	2022	#	%

	(in Ps billions)
Total interest income	1,307.3	833.7	473.6	56.8
Total interest expense	(3,471.8)	(2,030.3)	(1,441.5)	71.0
Net interest income(expense)	(2,164.4)	(1,196.5)	(967.9)	80.9
Impairment loss on loans and other accounts receivable	(33.0)	(14.4)	(18.7)	129.7
Impairment (loss) recovery on other financial assets	(0.3)	0.1	(0.4)	(363.3)
Recovery of charged-off financial assets	5.2	(0.0)	5.2	N.A.
Net impairment loss on financial assets	(28.2)	(14.3)	(13.9)	97.5
Net interest income, after impairment losses	(2,192.6)	(1,210.8)	(981.8)	81.1
Net income from commissions and fees	120.1	111.9	8.2	7.3
Gross profit from sales of goods and services	3,572.1	4,928.3	(1,356.2)	(27.5)
Net trading (loss) income	36.6	388.0	(351.4)	(90.6)
Net income from other financial instruments mandatorily at fair value through profit or loss	323.7	278.8	44.9	16.1
Other income	1,287.3	(151.5)	1,438.8	(949.6)
Other expenses	(348.7)	(289.5)	(59.2)	20.4
Net income before tax expense	2,798.4	4,055.1	(1,256.7)	(31.0)
Income tax expense	(1,268.3)	(1,753.7)	485.5	(27.7)
Net income for the year	1,530.2	2,301.4	(771.2)	(33.5)

Net interest income (expense)

Net interest expense was Ps 2,164.4 billion and Ps 1,196.5 billion in 2023 and 2022, respectively. Net interest expenses are mainly the result of interest-bearing liabilities surpassing interest-earning assets by Ps 22,682.8 billion and Ps 19,869.1 billion in 2023 and 2022, respectively. Net interest expense of the segment’s financial businesses increased to Ps 1,328.6 billion, 130.6% or Ps 752.3 billion more than in 2022. In addition, net interest expense of the segment’s non-financial businesses increased to Ps 835.8 billion, 34.8% or Ps 215.6 billion more than in 2022.

Consolidated non-financial subsidiaries’ net interest income has been and is expected to continue to be negative in the future as these entities are not financial entities and thus pay interest expenses to fund returns of assets that are mostly not considered interest-earning assets. The returns on those assets are primarily registered in the gross profit (loss) from sales of goods and services and net income from other financial instruments mandatorily at FVTPL, and to a lesser extent, in Other income under share of profit of equity accounted investees, net of tax (equity method). Income and expenses related to financial assets and liabilities, in addition to net interest expense, are recognized under net trading (loss) income and foreign exchange gains (losses), net.

This segment’ infrastructure business is currently moving from the construction to the operation phase in the projects it has built over the course of the last years, particularly Bogotá – Villavicencio (Coviandina), Conexión Pacífico 1 (Covipacífico) and Villavicencio – Yopal (Covioriente). Accordingly, funding volumes in 2023 reached their highest ever, which added to inflationary pressures, a Central bank interest rate surge and distortions in funding rates resulted in all-time high funding costs for the segment in 2023. These volumes and their respective interest expenses are expected to subside as cash flows from future guaranteed payments (“vigencias futuras”) and revenue guarantee (“derechos de recaudo” or “DRs”) are collected in the upcoming years and interest rates progressively return to levels similar to historical averages, independently from marginal funding required for new projects.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2023 vs. 2022		the year ended December 31,		year ended December 31,		Change, 2023 vs. 2022
2023	2022	#	%	2023	2022	2023	2022	#	%

(in Ps billions)						(in Ps billions)
5,712.3	5,193.9	518.4	10.0	(37.9)%	(23.0)%	(2,164.4)	(1,196.5)	(967.9)	80.9

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature and (ii) the average balance, average rate paid and interest expense on interest-bearing liabilities with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing liabilities.

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2023
	year ended December 31,		Change, 2023 vs. 2022		year ended December 31,		year ended December 31,		due to changes in			vs. 2022
	2023	2022	#	%	2023	2022	2023	2022	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	1,321.4	1,329.6	(8.1)	(0.6)	24.8%	17.4%	328.0	231.2	(2.0)	98.8	96.8	41.9
Consumer	875.4	657.7	217.7	33.1	32.5%	25.5%	284.7	167.6	70.8	46.2	117.0	69.8
Mortgages	20.4	17.4	2.9	16.9	6.7%	8.0%	1.4	1.4	0.2	(0.2)	(0.0)	(2.0)
Gross loans	2,217.2	2,004.6	212.6	10.6	27.7%	20.0%	614.0	400.2	58.9	154.9	213.8	53.4
Interbank and overnight funds	555.1	720.2	(165.1)	(22.9)	72.3%	33.3%	401.1	239.8	(119.3)	280.6	161.3	67.2
Total gross loans	2,772.3	2,724.8	47.5	1.7	36.6%	23.5%	1,015.1	640.0	17.4	357.7	375.1	58.6
Investments in debt securities	2,940.0	2,469.1	470.9	19.1	9.9%	7.8%	292.2	193.7	46.8	51.7	98.5	50.9
Total interest-earning assets	5,712.3	5,193.9	518.4	10.0	22.9%	16.1%	1,307.3	833.7	118.6	355.0	473.6	56.8

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2023
	year ended December 31,		Change, 2023 vs. 2022		year ended December 31,		year ended December 31,		due to changes in			vs. 2022
	2023	2022	#	%	2023	2022	2023	2022	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Time deposits	6,265.2	4,923.2	1,342.0	27.3	14.0%	9.5%	(876.5)	(467.7)	(187.7)	(221.0)	(408.8)	87.4
Savings accounts	858.6	908.2	(49.7)	(5.5)	13.8%	9.0%	(118.3)	(81.7)	6.8	(43.5)	(36.7)	44.9
Total interest-bearing deposits	7,123.8	5,831.5	1,292.3	22.2	14.0%	9.4%	(994.8)	(549.4)	(180.5)	(265.0)	(445.4)	81.1
Interbank borrowings and overnight funds	4,797.8	4,339.2	458.6	10.6	13.2%	5.8%	(635.7)	(253.1)	(60.8)	(321.9)	(382.6)	151.2
Borrowings from banks and others	11,021.7	9,057.3	1,964.4	21.7	12.0%	8.3%	(1,322.7)	(750.4)	(235.7)	(336.6)	(572.3)	76.3
Bonds issued	5,448.3	5,822.5	(374.3)	(6.4)	9.5%	8.1%	(518.6)	(470.3)	35.6	(83.9)	(48.3)	10.3
Borrowings from development entities	3.6	12.6	(9.0)	(71.3)	0.0%	57.0%	—	(7.2)	—	7.2	7.2	(100.0)
Other funding	21,271.4	19,231.6	2,039.8	10.6	11.6%	7.7%	(2,476.9)	(1,480.9)	(237.5)	(758.6)	(996.1)	67.3
Total interest-bearing liabilities	28,395.1	25,063.0	3,332.1	13.3	12.2%	8.1%	(3,471.8)	(2,030.3)	(407.4)	(1,034.1)	(1,441.5)	71.0

The 56.8% or Ps 473.6 billion increase in total interest income was mainly the result of a 683 basis points increase in the average yield of interest-earning assets to 22.9% in 2023 resulting in a Ps 355.0 billion increase in interest income, and a 10.0% or Ps 518.4 billion increase in the average balance of interest-earning assets that resulted in a Ps 118.6 billion increase in interest income. The segment derives its interest income on total gross loans mainly from the following activities: (i) interests on investment in debt securities and interbank and overnight funds, mainly corresponding to Corficolombiana’s treasury operations, (ii) income on commercial loans from the Sociedad Portuaria del Callao (SPEC) LNG regasification terminal, which is classified as a financial lease in accordance with IFRS 16, and (iii) income on consumer loans from Promigas’ non-banking financing program under the Brilla brand. As a result, income on total gross loans benefited from the increase in the average Central Bank rate during 2023.

Total interest expense increased 71.0% or Ps 1,441.5 billion mainly because of a 413 basis points increase in the average rate paid on interest-bearing liabilities to 12.2% in 2023 and a 13.3% or Ps 3,332.1 billion increase in the average balance of interest-bearing liabilities to Ps 28,395.1 billion. The increase in net interest expenses was in line with higher interest rates for funding, whether through deposits taken by Corficolombiana or other funding (mostly borrowings from banks and others and bonds) taken by Corficolombiana and its subsidiaries. The Ps 1,964.4 billion increase in the average balance of borrowings from banks and others is mainly attributable to indebtedness incurred by Promigas to refinance bond maturities and fund its expansion plans.

Net impairment loss on financial assets

Corficolombiana’s net impairment loss on financial assets increased Ps 13.9 billion to Ps 28.2 billion in 2023. This was driven by a Ps 18.7 billion increase in impairment loss on loans and accounts receivable, mainly as a result of a deterioration of delinquency of consumer loans under the Brilla brand during 2023. These loans were impaired and charged-off throughout the year.

Net income from commissions and fees

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Banking and other fees	24.0	39.6	(15.6)	(39.5)
Trust activities and portfolio management services	112.3	89.5	22.8	25.4
Income from commissions and fees	136.2	129.1	7.1	5.5
Expenses from commissions and fees	(16.1)	(17.2)	1.1	(6.2)
Net income from commissions and fees	120.1	111.9	8.2	7.3

Net income from commissions and fees increased 7.3% or Ps 8.2 billion, driven by income from commissions and fees. Banking and other fees decreased Ps 15.6 billion and were driven by a Ps 18.7 billion decrease in fees from Casa de Bolsa, as it was the main broker in several of the tender offers extended in Colombia’s Stock Exchange (BVC) throughout 2022 that did not occur as frequently in 2023. Investment banking activity contributed to mitigate this effect on banking and other fees. Trust and portfolio management activities increased 25.4% or Ps 22.8 billion as Fiduciaria Corficolombiana increased its assets under management by 9.7% amidst favorable capital market conditions.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Income from sales of goods and services	11,070.9	11,988.1	(917.2)	(7.7)
Costs and expenses of sales of goods and services	(7,498.9)	(7,059.8)	(439.0)	6.2
Gross profit from sales of goods and services	3,572.1	4,928.3	(1,356.2)	(27.5)

Gross profit from sales of goods and services mainly reflects the result of the segment’s non-financial companies. The Ps 1,356.2 billion decrease was driven by companies in the infrastructure sector. The following discussion identifies the main drivers contributing to the performance by industry:

Infrastructure

Infrastructure companies continued as the largest contributor to this line item with Ps 2,409.9 billion in 2023. This sector drove the overall performance in gross profit from sales of goods and services decreasing 33.9% or Ps 1,237.8 billion compared to 2022 mainly explained by a 25.8% or Ps 1,375.8 billion decrease in income that was partially offset by an 8.2% or Ps 138.0 billion decrease in costs and expenses. The decrease in income was driven by the 20.5% year-over-year appreciation of the Colombian Peso relative to the U.S. dollar and its negative effect on U.S. dollar denominated future guaranteed payments that was partially offset by a Ps 1,296.4 billion increase in income related to hedging strategies (net trading (loss) income from derivatives and foreign exchange losses) of its financial assets and liabilities. This situation compares to a 20.8% depreciation of the Colombian Peso in 2022, which had positive effects over income and negative effects on hedging strategies. The remaining decrease in income is explained by two effects: (i) given that concessions under construction are nearing their final stages, work progress was slower than in 2022, which in turn drove the reduction in construction income and costs and (ii) the adjustments in observed and expected inflation relative to estimations used in future cash flow projections led to a higher adjustment to the value of intangible assets in 2022 as compared to 2023, therefore financial income related to concession arrangements was lower in 2023 relative to a year earlier.

Costs and expenses of sales of goods and services decreased 8.2% or Ps 138.0 billion, in spite of incorporating a Ps 253.0 billion (U.S.$60.6 million) one-time expense resulting from the resolutions with the DOJ and SEC, meaning expenses different from this one-time decreased Ps 391.0 billion or 23.2% given that concessions under construction are nearing their final stages.

Energy and Gas

Gross profit for energy and gas companies in 2023 was Ps 1,050.7 billion, Ps 53.4 billion less than in 2022. Income increased 7.7% or Ps 439.6 billion and costs and expenses increased 10.7% or Ps 492.9 billion. Income grew less than expenses due to a slower pace of construction of Gases del Norte del Perú’s construction progress in 2023 than in 2022, which given its nature yields a high margin. Notwithstanding, gas transportation volumes increased 15.1% to 588 MMSCFD and gas distribution volumes increased 6.1% to 11,207 million m3.

Other sectors

Gross profit for hospitality companies in 2023 was Ps 84.2 billion, an Ps 11.5 billion improvement relative to Ps 72.7 billion in 2022. Income increased 12.5% or Ps 66.6 billion driven by stable average occupancy rates and higher prices on food and rooms driven by price indexation. Costs increased 11.9% or Ps 55.0 billion amidst efficiency initiatives intended to contain the effects of inflation and wage increases on the business cost structure.

Gross profit for agribusiness companies in 2023 was Ps 17.0 billion, Ps 78.1 billion less than in 2022. Income decreased 13.0% or Ps 44.2 billion due to a lower price of rubber, African palm oil and paddy rice, that was partially offset by higher sales volumes. Costs and expenses increased 13.8% or Ps 33.9 billion mainly explained by the increase in prices for agro-industrial supplies and wages.

Gross profit for other companies, mainly Tesicol, was Ps 10.3 billion, Ps 1.5 billion more than in 2022. Income decreased 5.2% or Ps 3.4 billion and costs decreased 8.8% or Ps 4.9 billion.

Net trading (loss) income

Corficolombiana’s net trading (loss) income was Ps 36.6 billion in 2023, Ps 351.4 billion lower than in 2022, resulting from a loss of Ps 516.4 billion in net trading (loss) income from derivatives and a gain of Ps 553.0 billion in income from investment securities at fair value through profit or loss. Net trading (loss) income from derivatives was Ps 823.5 billion lower than in 2022 and net trading (loss) income from investment securities was Ps 472.1 billion higher than in 2022.

Net trading (loss) income from this segment’s non-financial businesses increased Ps 154.5 billion to a Ps 158.0 billion gain, resulting from a Ps 85.0 billion increase in net trading (loss) income from investment securities at fair value through profit or loss and a Ps 69.5 billion increase in net trading (loss) income from derivatives.

Total income from investment securities

The segment’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading (loss) income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). The investment portfolio is managed in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of interest income on investments in debt securities and net trading (loss) income from investment securities at FVTPL) was Ps 845.2 billion for 2023, 207.8% or Ps 570.6 billion higher than in 2022. This was primarily driven by a 758 basis points increase in the average yield on total investment securities to 12.3% in 2023 from 4.7% in 2022, resulting in a Ps 441.6 billion increase in interest income. The average balance of total investment securities increased 18.0% or Ps 1,050.1 billion to Ps 6,879.7 billion in 2023. The main drivers for this performance were discussed above in net interest income.

Net income from other financial instruments mandatorily at FVTPL

Net income from other financial instruments mandatorily at FVTPL reflect the fair value of certain concession arrangements entered between Promigas and the Colombian Government, that meet the requirements for mandatory recognition at FVTPL, and increased by Ps 44.9 billion to Ps 323.7 billion in 2023 as compared to 2022.

Other income

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	692.1	(483.6)	1,175.8	(243.1)
Share of profit of equity accounted investees, net of tax	326.0	326.9	(0.9)	(0.3)
Net gain (loss) on sale of debt and equity securities	46.0	(104.9)	150.9	(143.9)
Dividends	116.5	104.1	12.4	11.9
Gain (loss) on the sale of non-current assets held for sale	—	—	—	N.A.
Gain on sale of property, plant and equipment	0.0	0.0	(0.0)	N.A.
Net gain (loss) in asset valuation	93.3	0.9	92.3	9,983.7
Other	13.4	5.1	8.3	161.5
Other income	1,287.3	(151.5)	1,438.8	(949.6)

Other income increased Ps 1,438.8 billion, mainly as a result of an increase of Ps 1,175.8 billion in foreign exchange gains (losses), net driven by non-financial businesses as explained above. The Ps 150.9 billion increase in net gain on sale of debt and equity securities to Ps 46.0 billion in 2023 was explained by the realization of gains on certain debt investment securities classified at FVOCI in 2023 and the realization of losses of certain debt investment securities classified at FVOCI in 2022 that were reinvested at higher yields, which had a positive effect on interest income on investments in debt securities in 2023. The Ps 92.3 billion increase in net gain (loss) in asset valuation was driven by the update of valuations on a foreclosed asset held by Corficolombiana, for which land use rules changed favorably thus increasing commercial value. The Ps 12.4 billion increase in dividends was driven by an increase in dividend income from Grupo Energía de Bogotá (GEB).

The Ps 0.9 billion decrease in share of profit of equity accounted investees, net of tax (equity method) was mainly driven by a decrease in Aerocali’s net income, which was negatively impacted by the cease of operations of low-cost airlines that resulted in a 9.3% decrease to 13.3 million passengers mobilized in 2023 compared to 2022.

Other expenses

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Personnel expenses	(147.3)	(123.1)	(24.2)	19.7
Administrative and other expenses	(178.9)	(126.7)	(52.2)	41.2
Depreciation and amortization	(14.0)	(11.5)	(2.5)	22.1
Impairment loss on other assets	(0.0)	(0.0)	(0.0)	N.A.
Net loss from liquidation of subsidiaries	—	(0.1)	0.1	N.A.
Other	(8.5)	(28.2)	19.7	(70.0)
Other expenses	(348.7)	(289.5)	(59.2)	20.4

Other expenses increased 20.4% or Ps 59.2 billion. The Ps 52.2 billion increase in administrative and other expenses is explained by a Ps 17.7 billion or 66.9% increase in operating taxes, a Ps 9.1 billion increase in marketing expenses as Corficolombiana re-branded itself as “Corfi” and had ample media coverage on radio and TV, a Ps 8.2 billion increase in legal advisory fees and a Ps 4.8 billion or 31.3% increase in deposit insurance. The increase in personnel expenses results from a 20.1% or Ps 23.9 billion increase in salaries and employee benefits and a Ps 0.3 billion increase in labor severances and bonus plan payments. The Ps 19.7 billion decrease in other results from a donation recognized to Centro de Tratamiento e Investigación del Cáncer – CTIC (Cancer Treatment and Research Center) by Corficolombiana in 2022.

Tax expense

Income tax expense decreased by Ps 485.5 billion, or 27.7%, to Ps 1,268.3 billion in 2023. The segment’s income tax expense divided by net income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 53.8% in 2023 and 48.4% in 2022.

Pension and Severance Fund Management

Overview

Net income for the year ended December 31, 2023 was Ps 560.2 billion, increasing 260.9% or Ps 405.0 billion compared to the year ended December 31, 2022. The following discussion describes the main drivers of our pension and severance fund management segment’s results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022.

	Pension and Severance Fund Management
	For the year ended		Change 2023 vs
	December 31,		2022
	2023	2022	#	%

	(in Ps billions)
Total interest income	120.7	106.3	14.4	13.6
Total interest expense	(56.9)	(63.2)	6.3	(9.9)
Net interest income	63.7	43.1	20.7	48.0
Impairment loss on loans and other accounts receivable	1.6	(8.1)	9.7	(120.4)
Impairment (loss) recovery on other financial assets	0.3	0.3	(0.0)	(9.7)
Net impairment loss on financial assets	1.9	(7.8)	9.7	(124.6)
Net interest income, after impairment losses	65.6	35.3	30.4	86.1
Net income from commissions and fees	873.8	692.1	181.8	26.3
Gross profit from sales of goods and services	5.2	8.2	(3.0)	(36.9)
Net trading (loss) income	300.1	(37.6)	337.7	(897.8)
Other income	(7.4)	(52.6)	45.2	(86.0)
Other expenses	(504.3)	(397.2)	(107.1)	27.0
Net income before tax expense	733.1	248.2	484.9	195.4
Income tax expense	(172.9)	(93.0)	(79.9)	86.0
Net income for the year	560.2	155.2	405.0	260.9

Net interest income

Net interest income was Ps 63.7 billion and Ps 43.1 billion in 2023 and 2022, respectively. Net interest income is mainly the result of interest accrued on interest-earning investments in debt securities corresponding to the segment’s proprietary investment portfolio (at fair value through other comprehensive income and at amortized cost) and on interbank and overnight funds.

Interest income increased 13.6% or Ps 14.4 billion to Ps 120.7 billion in 2023, mainly as a result of a Ps 36.5 billion increase in interest income on interbank and overnight funds. Interest rates paid on this type of asset were favorable along the year in connection with the high interest rate scenario; during certain periods of time along 2023 the Central Bank’s rate paid on overnight deposits to financial institutions resulted more favorable than those paid by deposits in financial institutions and short-term sovereign debt. On the other hand, interest income on investment securities decreased Ps 22.1 billion. This decrease was driven by a 36.6% or Ps 270.4 billion decrease in the average balance of interest-earning investments in debt securities to Ps 468.4 billion in 2023, that resulted in a Ps 34.5 billion decrease in income. This was partially offset by a 168 basis points increase in the average yield of interest-earning investments in debt securities to 12.8% in 2023, that resulted in a Ps 12.4 billion increase in income.

Net impairment loss on financial assets

Net impairment loss on financial assets decreased Ps 9.7 billion to a net recovery of Ps 1.9 billion in 2023. This was driven by a specific recovery of Ps 8.4 billion of life and disability insurance claims that had been accounts receivable impaired.

Net income from commissions and fees

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Banking and other fees	0.8	0.6	0.1	22.0
Pension and severance fund management	977.8	884.6	93.3	10.5
Income from commissions and fees	978.6	885.2	93.4	10.6
Expenses from commissions and fees	(104.8)	(193.1)	88.4	(45.7)
Net income from commissions and fees	873.8	692.1	181.8	26.3

Net income from commissions and fees increased 26.3% or Ps 181.8 billion. Premiums paid for life and disability insurance coverage on mandatory pensions increased to 2.47% in February 2022 from 2.00% in 2021 as a result of the increased mortality, a consequence of the COVID-19 pandemic. Between February and the first weeks of April in 2022 the increased portion of the insurance cost was accounted as expenses from commissions and fees in an amount of Ps 61.5 billion as regulation requires to notify clients of the change before it can be enforced and therefore was absorbed directly by the segment. From that point on, the mandatory pension funds managed by the segment assumed the higher insurance cost as lower income from mandatory pension fund fees. This event explains most of the decrease in expenses from commissions and fees between 2023 and 2022.

Pension and severance fund management fees increased 10.5% or Ps 93.3 billion driven by (i) a 7.4% or Ps 40.6 billion increase in fee income from mandatory pension fund management, (ii) a 12.5% or Ps 30.4 billion increase in fee income from severance fund management driven by returns and a 12.4% growth of average AUMs (iii) a Ps 15.2 billion increase in fee income from third-party pension fund management, mainly FONPET, due to favorable market conditions, and (iv) an 8.1% or Ps 7.0 billion increase in revenues received from voluntary pension fund management, driven by a 5.0% growth of average assets under management (AUMs) and a 6 basis points increase in the implicit weighted average fee charged to investment alternatives to 1.82% in 2023 from 1.76% in 2022.

Mandatory pension fund management was driven by a 63.3% or Ps 33.4 billion increase in fees charged to non-contributing clients (performance-based) due to favorable returns on AUMs and a 1.5% or Ps 7.2 billion increase in fees charged to contributing clients (contribution-based). Fees charged to contributing clients were affected by the recognition of increased insurance costs, on a comparable basis, fees charged to contributing clients increased 15.8% or Ps 68.7 billion, in line with a 16.3% increase in contributions.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Income from sales of goods and services	85.0	71.3	13.7	19.2
Costs and expenses of sales of goods and services	(79.8)	(63.0)	(16.7)	26.6
Gross profit from sales of goods and services	5.2	8.2	(3.0)	(36.9)

Gross profit from sales of goods and services mainly reflects the results of Porvenir’s subsidiary Aportes en Línea, which provides technical and administrative services to Porvenir and third parties, among which are Grupo Aval and its subsidiaries. Another business line for Aportes en Linea consists of social security processing services for employed and self-employed population.

Gross profit from sales of goods and services decreased 36.9% or Ps 3.0 billion in 2023 as compared to 2022, as costs and expenses of sales of goods and services increased 26.6% or Ps 16.7 billion, faster than income from sales of goods and services. This performance was driven by a 32.8% or Ps 7.5 billion increase in administrative and other expenses and a 24.6% or Ps 4.5 billion increase in personnel expenses. Administrative and other expenses increase was driven by investments in IT projects intended to close the entity’s technical breach with Group-wide standards. Personnel expenses increased as a result of lower vacancy ratios, following a peak throughout 2022, particularly in IT-related jobs. As employment continued improving during 2023, income from sales of goods and services to third parties increased 19.2% or Ps 13.7 billion.

Net trading (loss) income

Net trading (loss) income was Ps 300.1 billion in 2023, Ps 337.7 billion higher than the Ps 37.6 billion loss in 2022. This performance was driven by a Ps 314.0 billion increase in income from investment securities at fair value through profit or loss and a Ps 13.9 billion decrease in net trading (loss) income from derivatives.

Income from investment securities at fair value through profit or loss mainly reflects the result of the stabilization reserve, which is a portion of the pension and severance fund manager’s capital invested in the fund administered by the pension and severance fund manager and which must represent at least 1.0% of the value of that fund. At December 31, 2023, the segment’s stabilization reserve amounted to Ps 2.1 trillion and its income increased Ps 371.8 billion to Ps 290.7 billion in 2023. Income resulting from the segment’s proprietary investment portfolio held for trading at fair value through profit or loss increased Ps 21.7 billion to Ps 23.3 billion in 2023.

Other income

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(11.8)	(54.8)	43.0	(78.5)
Share of profit of equity accounted investees, net of tax	—	0.0	(0.0)	(100.0)
Net gain (loss) on sale of debt and equity securities	(1.7)	(4.9)	3.2	(65.1)
Gain on sale of property, plant and equipment	—	—	—	N.A.
Net gain (loss) in asset valuation	1.4	1.6	(0.2)	(12.0)
Other	4.7	5.5	(0.8)	(14.2)
Other income	(7.4)	(52.6)	45.2	(86.0)

Other income increased Ps 45.2 billion, mainly as a result of lower losses in foreign exchange gains (losses), net, which improved Ps 43.0 billion to a Ps 11.8 billion net loss.

Other expenses

	Year ended December 31,		Change, 2023 vs. 2022
	2023	2022	#	%

	(in Ps billions)
Personnel expenses	(195.5)	(168.4)	(27.0)	16.0
Administrative and other expenses	(259.3)	(195.1)	(64.3)	32.9
Depreciation and amortization	(16.8)	(14.5)	(2.3)	15.9
Other	(32.7)	(19.2)	(13.6)	70.8
Other expenses	(504.3)	(397.2)	(107.1)	27.0

Other expenses increased 27.0% or Ps 107.1 billion, mainly driven by administrative and other expenses. The 32.9% or Ps 64.3 billion increase in administrative and other expenses was mainly explained by projects that had been postponed in 2022 due to unfavorable market conditions that affected the segment’s results.

The 16.0% or Ps 27.0 billion increase in personnel expenses results from a Ps 20.7 billion increase in labor severances and bonus plan payments, mainly severance payments, as the segment adjusted its payroll preempting the possible needs of a business model in accordance with the discussed reforms to pension funds. As a result of this plan, the total number of employees of our pension and severance fund manager Porvenir decreased 17.4% or 465 employees to 2,200 employees. Given that most of the employees belonged to the sales forces and had short tenures in the company on average (equivalent to low severance payments), the restructuring costs were offset by lower salaries and employee benefits as reflected in a 3.9% or Ps 6.4 billion increase. This number was well below the 16.0% increase in the minimum wage for the year 2023. If the pension reform were to differ from what is currently being proposed, requiring additional adjustments to the company’s payroll (upward or downward), salaries and employee benefits would move in tandem.

Tax expense

Income tax expense increased by Ps 80.0 billion or 86.0%, to Ps 172.9 billion in 2023. Income tax expense divided by net income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 23.6% in 2023 and 37.5% in 2022.

B.          Liquidity and capital resource

The following table sets forth our sources of liquidity and capital resources at the dates indicated.

	At December 31,
	2023	2022

	(in Ps billions)
Liabilities and equity:
Trading liabilities	2,154.4	1,757.6
Hedging derivatives liabilities	217.6	3.6
Customer deposits	181,987.4	173,341.1
Interbank borrowings and overnight funds	15,081.9	9,087.9
Borrowings from banks and others	22,218.5	30,309.4
Bonds issued	23,427.8	28,362.2
Borrowings from development entities	4,813.1	4,357.3
Provisions	1,083.3	1,227.2
Income tax liabilities	5,815.0	5,291.5
Employee benefits	907.8	890.0
Other liabilities	11,954.4	10,141.8
Total liabilities	269,661.2	264,769.6
Equity attributable to owners of the parent	16,782.7	16,467.0
Non-controlling interest	14,737.7	14,354.7
Total equity	31,520.4	30,821.7
Total liabilities and equity	301,181.6	295,591.2

Capitalization ratios

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

The following table summarizes Grupo Aval’s consolidated funding structure at the dates indicated.

	At December 31,
	2023	2022

	(in Ps billions)
Customer deposits	181,987.4	173,341.1
Interbank borrowings and overnight funds	15,081.9	9,087.9
Borrowings from banks and others	22,218.5	30,309.4
Bonds issued	23,427.8	28,362.2
Borrowings from development entities	4,813.1	4,357.3
Total funding	247,528.7	245,457.9

Total funding increased by 0.8% between December 31, 2023 and December 31, 2022, mainly due to an increase in customer deposits and interbank borrowings and overnight funds.

Between December 31, 2023 and December 31, 2022, customer deposits, interbank borrowings and overnight funds and borrowings from development entities as a percentage of total funding increased by 290 basis points, 239 basis points and 17 basis points to 73.5%, 6.1% and 1.9%, respectively. Borrowings from banks and others and bonds issued as a percentage of total funding decreased by 337 basis points and 209 basis points to 9.0% and 9.5%, respectively.

Each of our four Colombian banking subsidiaries and each of Corficolombiana and Porvenir, achieved the highest available local credit ratings as assigned by BRC Investor Services S.A., an affiliate of Standard & Poor’s Investors Services LLC, or “S&P”. Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V.

The following table presents Grupo Aval’s and its direct subsidiaries international and local ratings as issuers.

		International						Local
								Fitch	BRC
		Moody's		Fitch Ratings		Standard & Poor's		Ratings	Standard
		Rating	Outlook	Rating	Outlook	Rating	Outlook	Nacional	& Poor's
Grupo Aval	Foreign currency - Long term	Ba2	Negative	BB+	Stable
	Local currency - Long term	Ba2		BB+					AAA
Banco de Bogotá	Foreign currency - Long term	Baa2	Stable	BB+	Stable	BB+	Stable(1)
	Foreign currency - Short term	P-2		B		B
	Local currency - Long term	Baa2		BB+		BB+			AAA
	Local currency - Short term	P-2		B		B			BRC1+
Banco de Occidente	Foreign currency - Long term			BB+	Stable
	Foreign currency - Short term			B
	Local currency - Long term			BB+				AAA	AAA
	Local currency - Short term			B				F1+	BRC1+
Banco Popular	Local currency - Long term								AAA
	Local currency - Short term								BRC1+
Banco AV Villas	Local currency - Long term								AAA
	Local currency - Short term								BRC1+
Corficolombiana	Foreign currency - Long term			BB+	Stable
	Foreign currency - Short term			B
	Local currency - Long term			BB+				AAA	AAA
	Local currency - Short term			B				F1+	BRC1+
(1)	On January 19, 2024 Standard & Poor’s changed its outlook to negative, following the outlook adjustments on Colombia’s sovereign rating.

The following tables present our consolidated funding from deposits at the dates indicated.

	At December 31,
	2023	2022

	(in Ps billions)
Interest-bearing customer deposits:
Checking accounts	6,072.1	6,236.6
Time deposits	86,597.5	72,273.7
Savings deposits	71,149.9	74,293.9
Total interest-bearing customer deposits	163,819.4	152,804.2
Non-interest-bearing customer deposits:
Checking accounts	17,737.8	19,695.4
Other deposits(1)	430.2	841.5
Total non-interest-bearing customer deposits	18,168.0	20,536.9
Total customer deposits	181,987.4	173,341.1
(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

Checking accounts. Our consolidated balance of checking accounts was Ps 23,809.9 billion at December 31, 2023 and Ps 25,932.1 billion at December 31, 2022, representing 9.6% and 10.6% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 86,597.5 billion at December 31, 2023 and Ps 72,273.7 billion at December 31, 2022, representing 35.0% and 29.4% of total funding, respectively.

The following table presents time deposits held by amount and maturity for deposits at the date indicated.

	At December 31, 2023
	Peso-	Foreign currency-
	denominated	denominated	Total

	(in Ps billions)
Domestic
Up to 3 months	14,800.6	3,495.5	18,296.1
From 3 to 6 months	8,122.0	3,169.6	11,291.6
From 6 to 12 months	16,370.0	3,164.6	19,534.6
More than 12 months	16,117.6	165.6	16,283.2
Time deposits less than U.S.$100,000(1)	11,848.7	424.0	12,272.7
Total domestic	67,259.0	10,419.3	77,678.3

Foreign	—	8,919.2	8,919.2
Total time deposits	67,259.0	19,338.5	86,597.5
(1)	Equivalent to Ps 382.2 million at the representative market rate at December 31, 2023 of Ps 3,822.05 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 71,149.9 billion at December 31, 2023 and Ps 74,293.9 billion at December 31, 2022, representing 28.7% and 30.3% of total funding, respectively.

Other deposits. Our consolidated balance of other deposits, which consist mainly of deposits from correspondent banks, cashier checks and collection services, was Ps 430.2 billion at December 31, 2023 and Ps 841.5 billion at December 31, 2022, representing 0.2% and 0.3%, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 15,081.9 billion at December 31, 2023 and Ps 9,087.9 billion at December 31, 2022, representing 6.1% and 3.7% of total funding, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings at and for the year ended December 31, 2023.

	At and for the year ended December 31,
	2023
		Nominal
		weighted
		average
	Amount	rate

	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	15,081.9	—
Average during period	12,350.4	15.0%
Maximum amount of borrowing at any month-end	15,322.5	—
Interest paid during the period	1,856.3	—

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

Borrowings from banks and others. Our consolidated balance of borrowings from banks and others was Ps 22,218.5 billion at December 31, 2023 and Ps 30,309.4 billion at December 31, 2022, representing 9.0% and 12.3% of total funding requirements, respectively.

Borrowings from development entities. Borrowings from development entities are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding traditionally has fully matched maturities and interest rates with related loans, and thus have no effect on NSFR, totaled Ps 4,813.1 billion at December 31, 2023 and Ps 4,357.3 billion at December 31, 2022, representing 1.9% and 1.8% of total funding requirements, respectively.

Bonds issued. Grupo Aval and its subsidiaries issue bonds in the Colombian and international markets. Our consolidated balance of bonds issued outstanding was Ps 23,427.8 billion at December 31, 2023 and Ps 28,362.2 billion at December 31, 2022, representing 9.5% and 11.6% of total funding requirements, respectively.

We and our subsidiaries have also issued bonds in pesos and US$ in the local and international markets. The following bond issuances were placed in the market in 2023:

	Issuance	Amount
Local currency issuances	date	(in Ps billion)	Expiration date	Interest rate
Banco Popular	2023	250.0	October 2033	IBR + 7.70%

	Issuance	Amount
Foreign currency issuances	date	(in Ps billion) (1)	Expiration date	Interest rate
Multibank Inc.	2023	1,183.8	January 2024 and December 2033	Fixed 5.0% to 7.75%
Banco de Bogota	2023	1,090.6	March 2033	SOFR 6M + 3.75%
(1)	Translated to pesos using the representative market rate as computed and certified by the Superintendency of Finance at the date of each issuance.

Amounts referred to in the table above reflect the gross amounts issued by each issuer. These are subject to eliminations in the consolidation process if an entity consolidated by Grupo Aval is a bondholder of the issuance.

Capital expenditures

Grupo Aval incurred in Ps 405.2 billion of net capital expenditures in tangible assets in 2023, as compared to Ps 365.6 billion in 2022.

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

	At December 31,
	2023	2022

Grupo Aval	(in Ps billions)
Unused credit card limits	12,449.3	11,861.4
Issued and confirmed letters of credit	735.5	1,191.7
Unused lines of credit	6,487.7	6,610.9
Bank guarantees	3,052.6	4,686.1
Approved credits not disbursed	4,818.5	5,037.9
Civil demands against our banks	798.3	755.7
Other	2,311.3	3,585.2
Total	30,653.1	33,728.9

Contractual obligations

The following tables present our contractual obligations at December 31, 2023.

	At December 31, 2023
	Payments due by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	Grupo Aval (in Ps billions)
Liabilities:
Bonds issued	23,427.8	2,363.1	7,355.7	3,650.6	10,058.4
Time deposits	86,597.5	66,800.1	15,129.7	2,823.4	1,844.3
Borrowings from banks and others	22,218.5	10,820.6	5,899.4	1,855.6	3,642.9
Interbank and overnight funds	15,081.9	15,081.9	—	—	—
Borrowings from development entities	4,813.1	1,300.0	1,858.8	629.0	1,025.4
Employee benefits	907.8	466.1	172.2	78.0	191.4
Other liabilities	11,954.4	8,819.3	2,462.8	283.9	388.4
Total	165,001.0	105,651.2	32,878.6	9,320.6	17,150.7

See Note 21 to our audited consolidated financial statements at December 31, 2023.

C.         Research and development, patents and licenses, etc.

N/A.

D.          Trend information

The year 2023 was the most challenging year for the Colombian banking sector in the last two decades and also for our “banking services” segment. The contraction in the net interest margin of this operating segment was the result of the high interest rates and the competition generated by the needs of funding for NSFR compliance. Together, these situations led to an increase in the cost of funds greater than the increase in interest-earning asset rates. NIM contraction was accentuated mainly in consumer loans and fixed-income investments, which are mostly at fixed rates.

According to figures reported by Asobancaria as of December 31, 2023, the gross loan portfolio of the banking system contracted 6.7% in real terms (-6.4% in commercial, -10.6% in consumer, -1.0% in mortgage and +2.0% in microcredit). In nominal terms, the system’s loan portfolio increased a modest 2.0%. The low growth resulted from negative factors such as (i) a 4.8% contraction in the amount of loans disbursed (+11.9% in the commercial portfolio and -37.0% in the consumer portfolio) and (ii) a 7.3% increase in the amount of loans written-off compared to 2022. These elements were partially offset by lower prepayments due to an important number of loans disbursed at historically low rates over the last 3 years.

Regarding aggregate figures of Aval Banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, on a separate basis), the gross loan portfolio increased 4.5% in nominal terms in 2023. Commercial loans increased 5.6%, while consumer, mortgage and microcredit portfolios increased 1.4%, 10.0% and 2.9%, respectively.

Considering our consolidated financial statements, and particularly our banking services segment, gross loans increased 2.0% in 2023. The banking services segment consolidates, in addition to Aval Banks and its financial services subsidiaries in Colombia, other banking and financial services operations such as our local operation in Panama through Multi Financial Holding Inc. (MFH) and other operations of Banco de Bogotá and Banco de Occidente abroad. The commercial portfolio of our banking segment increased 2.6%, the consumer portfolio 0.6%, the mortgage portfolio 3.3% and the microcredit portfolio 3.7%. The 20.5% appreciation of the peso negatively impacted our dollar-denominated portfolio, which increased 7.8% in U.S. dollar terms and as of December 31, 2023 represented 15.2% of the segment’s gross portfolio.

For the banking services segment, the spread between the implied portfolio rate and the total cost of funding decreased 77 basis points to 4.07%, while the segment’s total NIM including trading investment income decreased 30 basis points to 4.22%. NIM  on loans contracted 44 basis points to 4.85%. Commercial NIM expanded 67 basis points to 4.77%, while retail NIM contracted 197 basis points to 4.96%. Meanwhile, NIM on investments in this segment increased 44 basis points to 0.90%.

Inflation peaked in March 2023 and has maintained a downward trend throughout 2024, falling to 8.35% in January, 7.74% in February and 7.36% in March. Even though the last three inflation figures have surprised the market favorably, the rate cuts by the Central Bank have been timid compared to our projections and those of the main economic analysts. The market expected a cut between 50 and 75 basis points in December, considering the positive surprise in the closing inflation, however, Colombia’s Central Bank opted to cut only 25 basis points. Something similar happened in January, where market expectations anticipated a cut of 50 to 75 basis points and it was reduced by 25 basis points. The speed of rate cuts increased to 50 basis points in the March 2024 meeting, in line with economists’ expectations. Nevertheless, the projections of our economic analysts and the implicit terminal rate in the swaps market maintain an outlook for the reference rate at around 8.00% - 8.75% at the end of 2024.

We expect a normalization of the distortions introduced by the accommodation of the system to the final phase of the NSFR regulation. The concentration of time deposits maturities in the market has been decreasing as banks opted to raise funds for terms longer than one year, avoiding a repetition of what happened between July and October 2023, when the institutional time deposits market concentrated maturities for Ps 38.5 trillion, equivalent to slightly less than 15% of the outstanding balance of the system’s time deposits at the end of June 30, 2023.

The combination of a less restrictive monetary policy and the normalization of costs of deposits, in addition to the possible reopening of the primary debt securities market, suggest a favorable outlook in terms of the NIM of our banking services segment. We anticipate a progressive improvement in this ratio throughout the year, with divergent trends between our commercial and retail portfolios (which include consumer, housing and microcredit). The commercial portfolio represents 57.9% of the portfolio of this segment, of which 83.7% is indexed to variable rates, mostly to the 3-month IBR or the DTF, both indicators move in synchrony with the Central Bank’s rate. In contrast, retail loans are mostly at fixed rates. The magnitude of the increase in the NIM of this segment will depend on our ability to reprice liabilities at a faster rate than assets.

The cost of risk, net for the banking services segment was 2.3% for 2023, 80 basis points higher than 2022. The increase in expected credit loss was the result of a weakening economy and weakening financial conditions for our customers (commercial and retail). Loan quality measured by stage improved, with Stage 1 loans accounting for 88.4% of the total compared to 87.1% in 2022; however, customers within Stage 2 showed a shift to a higher probability of default, and a significant portion of them moved to Stage 3, which has already been or will be written off.

Deterioration was greater in personal loans and credit cards, while products such as payroll loans had a moderate deterioration in the midst of a credit cycle that affected the Colombian financial system as a whole. Although we have seen some positive signs in the evolution of the consumer portfolio quality, incorporating the recent Colombian economic growth figures we do not have conclusive elements to assert that the deterioration peak has already occurred. The performance of the cost of risk for 2024 will depend largely on the evolution of consumer loans vintages and on the evolution of the credit quality of companies, especially those belonging to the SME and corporate segment.

Net income from trading activities presented periods of high volatility throughout the year. This income incorporates the valuation of investment financial assets at fair value and the result of derivatives. It is worth mentioning that the results of the hedging operations for the aforementioned items are accounted in the foreign exchange results, included under other income in our consolidated income statement.

We continue to focus part of our efforts on rigorously controlling operating expense growth in 2023. Other expenses in the banking services segment grew 12.4% compared to 2022, driven by two inflexible expense categories such as operating taxes (industry and commerce tax, V.A.T. and financial transactions tax, among the most relevant) and deposit insurance, which together explain close to half (6.1 percentage points) of expense growth, with the rest of the expenses contributing 6.4% of expense growth. Looking ahead to 2024, we expect expense growth below 2023 inflation of 9.28% as savings from initiatives executed throughout 2023 materialize and given that we expect a lower increase in operating tax expenses.

In 2023, Grupo Aval’s merchant banking segment (which refers to Corficolombiana and its subsidiaries) reflected a relevant contribution from infrastructure projects and its energy and gas businesses. Gross profit from sales of goods and services of this segment decreased Ps 1,356.2 billion or 27.5% to Ps 3,572.1 billion. The infrastructure sector reduced its contribution during 2023 mainly because some concession contracts are subject to expected inflation behavior or include dollar components, and both inflation and the exchange rate in Colombia decreased during the year; additionally, concessions such as Coviandina moved to the operation phase (which is of lower contribution under IFRS 15). However, given that a major portion of the dollar exposure of these concessions is hedged, it was possible to mitigate the drop in income from sales of goods and services. The net result between operations with derivatives and foreign exchange of the infrastructure sector increased Ps 1,296.4 billion to a Ps 710.7 billion net income in 2023 from a net expense of Ps 585.7 billion in 2022. In addition, Corficolombiana and its subsidiaries were strongly affected by higher funding costs. Net interest expense (interest income - interest expense) for this segment reached Ps 2,164.4 billion, an annual increase in net expense of Ps 967.9 billion or 80.9%.

We anticipate that the result of real sector operations for 2024, reflected in this segment, will be lower than that observed in 2023. First, Coviandina completed its construction phase in the second half of 2023 and will reduce its contribution to earnings in 2024. On the other hand, as the construction phase of Covioriente and Covipacífico nears completion, its revenue will be below that of 2023. Locally, new initiatives on the road infrastructure front are subject to the country’s infrastructure agenda, which has been sluggish to date.

We continue to seek alternatives in other markets to diversify our portfolio of infrastructure projects. As for the funding cost of this operating segment, we expect it to decrease rapidly at the operating subsidiaries, whose indebtedness is tied to the IBR or the DTF. We anticipate a gradual improvement in the interest margin of the parent company, Corficolombiana, as the time deposits captured during the period of high interest rates mature (for those captured with fixed rates) and as inflation corrects (for the funding tied to the CPI or IBR).

Our pension and severance fund management segment had positive results in 2023, after having recorded in 2022 the lowest profits in the last decade. The good returns of the managed funds allowed Porvenir to benefit through the profit of the stabilization reserve. It is important to mention that pension funds managers (AFPs) must invest an important part of their assets in the funds managed as a stabilization reserve, with the same result as their clients. The returns were over 12% in 2023 and helped clients and Porvenir to recover what was lost the previous year, when returns were low and even negative at times. The favorable evolution of employment and the number of contributors allowed for a good performance of fee income.

Porvenir’s affiliates in mandatory, voluntary and severance funds as of December 31, 2023 reached 17.1 million (an increase of 3.0%). This resulted from (i) an increase of 225 thousand affiliates in mandatory pensions to 11.6 million clients, (ii) an increase of 328 thousand clients in severance funds to 5.4 million, and (iii) a decrease of 56 thousand clients in voluntary pensions to 142 thousand.

Grupo Aval’s results in the following years will be largely dictated by the performance of our banking services segment. In this sense, they will depend on the evolution of loan portfolio volumes, deposit volumes, intermediation margins, cost of risk and operating expenses. The results of our merchant banking segment will be related to the performance of its operations in the infrastructure sector (construction progress, inflation, exchange rate and new projects) and in the energy and gas sector (volumes and prices of gas distribution and transportation), in addition to the evolution of the cost of funding of these operations and Corficolombiana. These results will be affected to a lesser extent by the performance of the tourism and agroindustry sectors. The future results of the pension and severance management segment will largely depend on (i) the performance of the labor market and the flow of commissions obtained from contributing and non-contributing affiliates, (ii) the performance of the national and international stock markets, and (iii) potential changes to the current regulation of the AFPs.

E.           Critical accounting estimates

Critical accounting estimates are those that require us to exercise judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to calculate variables and make assumptions about matters that are highly uncertain. In each case, if we had made other estimates, or if changes in the estimates occur from period to period, our financial condition and results of operations could be materially affected.

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

The following are the critical accounting policies that have the most significant effects on the amounts recognized in our audited consolidated financial statements:

●	Impairment of amortized cost financial assets and financial assets measured at fair value through other comprehensive income (FVOCI): the most significant judgments relate to establishing the criteria for determining whether credit risk on a financial asset has increased significantly since initial recognition, determining the methodology for incorporating forward-looking information into the measurement of ECL and selection and approval of models used to measure ECL. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors. See Note 4 (4.1.5) of our audited consolidated financial statements.
●	Revenue recognition and fair value of concession arrangements: the most significant judgments relate to establishing the criteria for recognizing revenues from concessions in the construction phase and measuring the fair value of concession arrangements. See Note 16 of our audited consolidated financial statements.
●	Recognition of deferred tax assets: the most significant judgments relate to availability of future taxable profit against which carry-forward tax losses can be used. See Note 19 of our audited consolidated financial statements.
●	Fair value of financial instruments: a variety of valuation techniques are used, some of which are determined using significant unobservable inputs. See Note 5 of our audited consolidated financial statements.

●	Impairment testing for CGUs containing goodwill: a high degree of uncertainty is involved in estimating the recoverable amounts resulting from future cash flows of the cash-generating units (CGU) and discount rates. See Note 17 of our audited consolidated financial statements.
●	Recognition and measurement of provisions and contingencies: significant judgment may be required due to the high degree of uncertainty associated with the likelihood and magnitude of an outflow of resources that may arise. See Note 23 of our audited consolidated financial statements.
●	Defined benefit obligations: the most significant judgments relate to key assumptions involved in the measurement, including discount rate, inflation rate and mortality, among others. See Note 22 of our audited financial statements.
●	Classification of financial assets: the most significant judgments relate to the assessment of the business model within which the assets are held and assessment of whether the contractual terms of the financial asset are solely payments of principal and interest on the principal amount outstanding. See Note 2 (2.5) (ii) of our audited financial statements.
●	Determination of control over investees. See Note 2 (2.1) of our audited financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and senior management

Board of Directors

The composition of the Board of Directors of Grupo Aval was amended in the shareholders’ meeting held on March 20, 2024, changing from a number of seven principal members and seven alternate members and is now composed of nine members (without alternates), each of whom serves a one-year term and may be reelected indefinitely. The term for the current directors expires on March 31, 2025.

The current members of the Board of Directors were appointed at a shareholders’ meeting held on March 20, 2024. The following table presents the names of the current members of the Board of Directors.

Board member
Luis Carlos Sarmiento Gutiérrez
Mauricio Cárdenas Müller
Fabio Castellanos Ordóñez (1)(2)(3)
Andrés Escobar Arango (2) (3)
Luis Fernando López Roca (1)(2)(3)
Esther América Paz Montoya (1)(2)(3)
Jose Mauricio Salgar Hurtado (2)(3)
Jorge Silva Luján (2)(3)
Álvaro Velásquez Cock
(1)	Member of the Audit committee.
(2)	Independent director under Colombian requirements.
(3)	Independent director under SEC Audit Committee rules.

Luis Fernando Pabón Pabón is the secretary of our Board of Directors.

Biographical information of the members of our Board of Directors and the secretary of our board is set forth below. Ages of members of our Board of Directors throughout this annual report are as of April 16, 2024.

Luis Carlos Sarmiento Gutiérrez, age 62, is the President of Grupo Aval’s Board of Directors since March 2024. Mr. Sarmiento served as President of Grupo Aval from 2000 until March 2024. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He served as Chairman of the Board of Directors of Banco de Bogotá from May 2004 to March 2024, and has been a member of the Board of Directors of Corficolombiana since 2006, currently acting as a Chairman. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a MBA with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Mauricio Cárdenas Müller, age 54, has served as alternate member of the Board of Directors of Grupo Aval since 2015. Previously, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members, Mr. Cárdenas served as a principal member from 2010 until 2014, and as an alternate member since 2002 until 2010. Mr. Cárdenas Müller has acted as chief advisor to Luis Carlos Sarmiento Angulo since 2004. He is a member of the Board of Directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. since 2014, and previously served from 2002 until 2011. He has also served as a member of the Board of Directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, of Porvenir since 2008, and of Casa Editorial El Tiempo since 2011. Mr. Cárdenas holds a degree in Electronic Engineering from Universidad Javeriana and a MBA from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá, D.C., Colombia.

Fabio Castellanos Ordóñez, age 67, has served as a member of the Board of Directors of Grupo Aval since March 2018 and previously, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members, he served as an alternate member between September 2015 and March 2018. He was, until 2020 the local representative in Colombia of AMF (Ascending Markets Financial Guaranty Corporation) and has previously acted as Chief Country Officer and Executive Director of ABN-AMRO Bank (Colombia) S.A., The Royal Bank of Scotland (Colombia) S.A., Scotiabank Colombia S.A. and Vice President and Corporate Finance Executive of the Representative Office in Colombia, New York and Argentina of The Chase Manhattan Bank, N.A for 22 years. Mr. Castellanos serves as member of the Board of Directors of Ignacio Gómez IHM S.A. He holds a degree in Business Administration from California State Polytechnic University and a Master’s Degree in Management in the Network Economy from Universitá Cattolica del Sacro Cuore. Mr. Castellanos Ordóñez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Andres Escobar Arango, age 53, has served as a member on the Board of Directors of Grupo Aval since March 2024. Mr. Escobar is currently the President of EConcept AEI. Previously, he has served as Deputy Director General of the National Planning Department, Deputy Finance Minister and Professor at the Faculty of Economics of Universidad de los Andes and Universidad Nacional. He also serves as an economic and political advisor on Colombia to major international financial institutions through Global Source Partners (a New York-based company that covers 30+ emerging market economies). He holds a degree in Economics from Universidad de los Andes, a master’s degree in economics from Universidad de los Andes, a master’s degree in economics from New York University, and is a Ph.D. candidate in Economics from New York University. Mr. Escobar Arango’s business address is Carrera 13 No. 26A 47, Bogotá, D.C., Colombia.

Luis Fernando López Roca, age 67, has served as member on the Board of Directors of Grupo Aval since March 2018 (as an alternate member when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members). Dr. López Roca is a partner of López Montealegre Abogados S.A., Director of the Financial Law Department at Universidad Externado de Colombia, Alternate Judge of the Constitutional Court for the 2018-2021 period and arbitrator. Dr. López Roca has acted as Superintendent of Securities, President of the Colombian Association of Commercial Financing Companies, and Advisor to the Inter-American Development Bank. He also held several positions in the Superintendency of Corporations, the Chamber of Commerce of Bogotá and the Superintendency of Banks (Superintendency of Finance). Dr. López Roca holds a Law Degree and PhD from Universidad Externado de Colombia, with an LLM in International Business Law at Universidad Francisco Vitoria and graduate studies in Economic, Commercial and Financial law at Universidad Externado de Colombia and Universidad de los Andes. Dr. López Roca’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Esther América Paz Montoya, age 69, has served as a member on the Board of Directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the Board of Directors of Agremiación Cívica Centro Internacional San Diego S.A. and Admincentros. She holds a degree in Business Administration from the Universidad del Valle and graduate studies in finance from Universidad de Los Andes. Ms. Paz Montoya’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Jose Mauricio Salgar Hurtado, age 54 has served as member on the Board of Directors of Grupo Aval since March 2024. Mr. Salgar is currently an independent advisor with Advent International, and a board member of Holding Hotelera GHL in Colombia and Logistics Properties of the Americas (NYSE: LPA).  Previously, he served as Managing Director and Head of Andean Region of Advent International in Colombia between 2012 and 2023. As part of his role with Advent, he led various investments in Latin America and served on the board of the following companies: Alianza Fiduciaria, Alianza Valores, Grupo Biotoscana, GTM Holdings, Oleoducto Central (Ocensa), Enjoy S.A., LifeMiles, Canvia and Sophos Solutions. Previously, he was Vice President and member of the executive committee of Grupo Sanford, COO of Ecopetrol S.A., Country manager and co-founder with Despegar.com, and was an associate with Booz & Co. Mr. Salgar holds a BS in Industrial Engineering from the Universidad de los Andes and an MBA from the MIT Sloan School of Management. Mr. Salgar´s business address is Carrera 13 No. 26A 47, Bogotá, D.C., Colombia

Jorge Silva Lujan, age 65, has served as a member of the Board of Directors of Grupo Aval since March, 2024. Mr. Silva is currently the CEO of Plan de Vida SAS. Previously, he held various leadership positions, including North of Latam Country Manager at Amazon Web Services (Public Sector), General Manager of Microsoft Mexico and Colombia, and Public Sector Andino Country Manager Colombia. He brings over 35 years of experience in management, primarily in the IT industry. Additionally, he possesses a strong background in the hardware, software, and consulting businesses. Mr. Silva holds an Industrial Engineer degree from the Universidad de los Andes and an MBA from California State University. He has also complemented his education with studies in leadership, marketing, and corporate strategy. Mr. Silva Lujan’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia

Álvaro Velásquez Cock, age 84, has served as a member of the Board of Directors of Grupo Aval since 2013 and previously as an alternate member thereof since 2008, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendence of Finance. He has been a member of the Board of Directors of Banco de Bogotá since 2001, of Banco de Bogotá—Panamá since 1984, of Corficolombiana since 1992, of Unipalma since 1996 and of BAC entities since 2011. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luis Fernando Pabón Pabón, age 65, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the Board of Directors of Banco AV Villas since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007, of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006 and of Casa Editorial El Tiempo and CEET TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and graduate studies in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Executive officers

The executive officers of Grupo Aval are responsible for the day-to-day management of our company. The following table lists the names and positions of our executive officers and the presidents of our banking subsidiaries, Corficolombiana and Porvenir. Certain of our executive officers are also members of the boards of directors of our subsidiaries.

Name	Position
Maria Lorena Gutiérrez Botero	President
Diego Fernando Solano Saravia	Chief Financial Officer
Rodolfo Vélez Borda	Chief of Information Technology
Rafael Eduardo Neira Torres	Chief of Internal Control
Jorge Adrián Rincón Plata	Chief Legal Officer
Eduardo Duque Suárez	Chief Risk Officer
María Edith González Flórez	Vice President of Accounting

Banco de Bogotá
Cesar Prado Villegas	President
Banco de Occidente
Gerardo Silva Castro	President
Banco Popular
Maria Fernanda Suárez Londoño	President
Banco AV Villas
Juan Camilo Ángel Mejía	President
Corficolombiana
Gustavo Ramírez Galindo	Acting President
Porvenir
Miguel Largacha Martínez	President

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 16, 2024.

María Lorena Gutiérrez Botero, age 55, has served as President of Grupo Aval since April 1, 2024. She previously served as President of Corficolombiana since August, 2018. Ms. Gutiérrez previously served as Minister of Commerce, Industry and Tourism from 2017 to 2018, Ambassador of Colombia in Germany from 2016 to 2017 and Minister to the Presidency from 2010 to 2016. She has also served in the past as Dean of the Business School at Universidad de Los Andes from 2003 to 2010. Ms Gutiérrez served as a member on the Board of Directors of Grupo Aval, Promigas, Proindesa, Fiduciaria Corficolombiana, Gas Comprimido del Perú, Gases del Caribe She holds a degree in Industrial Engineering with a specialization in finance from Universidad de los Andes, a Master of Business Administration (MBA) and a PhD in Finance from the A.B. Freeman School of Business at Tulane University. Her principal business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Diego Fernando Solano Saravia, age 58, has served as Chief Financial Officer since 2010, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. He previously served as associate principal at McKinsey & Co. and Corporate Banking Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a MBA from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rodolfo Vélez Borda, age 59, has served as Chief of Information Technology at Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He has been a member of the Board of Directors of Fondo de Empleados FEVI since 2012, ACH Colombia S.A. since 2006 and A Toda Hora S.A. (“ATH”) since 2005. He holds a degree in Systems Engineering from the Universidad de Los Andes, graduate studies in Telecommunications from the Universidad de Los Andes and a Business Management specialty from Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rafael Eduardo Neira Torres, age 66, has served as Chief of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Superintendent of Finance, and formerly as Adjunct Superintendent, at the Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in Accounting from the Universidad Jorge Tadeo Lozano and graduate studies in Banking Management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Jorge Adrián Rincón Plata, age 44, has served as our Chief Legal Officer since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. Mr. Rincón serves as a member on the Board of Directors of Banco de Bogotá S.A. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Eduardo Duque Suárez, age 58, joined as Chief Risk Officer on March 2022. Previously, he served as Mexico and Latam Global Functions Independent Compliance Risk Management Head in Citi, Regional ICG Risk Manager Senior Credit officer Level 2 for Colombia, Ecuador, Ecuador and Venezuela, Risk Manager Country Officer Chile, Perú and Bolivia, Deputy Country Credit Risk Manager and Vice-president Emerging Markets Corporate Banking EMCB – Institutional Client Group. He also worked as Director in Waventure S.A. de C.V in Mexico, Director in NM Rothschild & Sons Mexico, Assistant Director in NM Rothschild & Sons Colombia and Assistant Director in Deutsche Morgan Grenfell Group Public Limited Company from 1997 to 2005. He holds a degree in Economics and a MSc in Economics from Universidad de Los Andes. Mr. Duque Suarez’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

María Edith González Flórez, age 65, has served as Vice President of Accounting since 2010, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and graduate studies in finance from Universidad ICESI. Ms. González Flórez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

B.          Compensation

Our common shareholders must approve the compensation of our Board of Directors at the shareholders’ ordinary meeting held in March of every calendar year.

Each member of our Board of Directors, receives a fee based on attendance at each Board of Directors’ session. Committee members, including our audit committee, also receive an additional fee for attending audit committee meetings.

For the April 1, 2023, to March 20, 2024 period, the Board of Directors and the audit committee’ session fee per member was Ps 3,400,000 per meeting. For the March 20, 2024, to March 31, 2025, period, the Board of Directors’ session fee per member is Ps 11,000,000 and the audit committee’s session fee per member is Ps 2,000,000 per meeting.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information prior to our general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, which we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 54.1 billion in 2023. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain goals, and, therefore, the amounts paid may vary for each officer.

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

Independence of directors

Under NYSE corporate governance rules, a majority of a U.S. company’s Board of Directors must be composed of independent directors, although as a foreign private issuer and a company that is controlled, directly or indirectly, by Mr. Luis Carlos Sarmiento Angulo, we would not be required to comply with this rule. Law 964 of 2005 requires that our Board of Directors consist of five to ten members and that at least 25% of such members be independent directors, and Decree 3923 of 2006 regulates their election. “Independence” within the meaning of Law 964 of 2005 is primarily concerned with independence from management and the absence of material related-party transactions between the director and the company. See “Item 10. Additional Information—B. Memorandum and articles of association”. In compliance with Colombian law and our by-laws, Grupo Aval’s Board of Directors is composed of nine members, of which six are independent under Colombian rules. In addition, Colombian law mandates that all directors exercise independent judgment under all circumstances.

Non-executive director meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management being present. Under Colombian regulations, there is no prohibition against officers being members of the Board of Directors.

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

Audit committee

Our audit committee is composed of three principal members and three alternate members, appointed by the Board of Directors, the following members were appointed as principal: Esther América Paz Montoya, Fabio Castellanos Ordónez and Luis Fernando Lopez Roca. Fabio Castellanos Ordóñez is the financial expert on the audit committee. Additionally, the following members were appointed as alternate: Jorge Silva Luján, Andrés Escobar Arango and José Mauricio Salgar Hurtado. All members of our audit committee are independent under the NYSE and SEC corporate governance rules applicable to us. Company officers are not members of the audit committee; however, the meetings and work product of the audit committee are supported by reports and presentations by company officers. Pursuant to Colombian Securities regulation (Law 964 of 2005), the audit committee has a charter approved by the Board of Directors, which sets forth the main aspects related to the operation of such committee, including, among others, its composition and duties. The audit committee charter addresses various corporate governance subjects. Our external auditor KPMG, as our independent registered public accounting firm, is invited to attend all meetings of the audit committee. Pursuant to Colombian law, the audit committee must meet at least quarterly.

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

Corporate matters committee

Our corporate matters committee is composed of three members, appointed by the Board of Directors: Mrs. Esther América Paz Montoya, Mr. Fabio Castellanos Ordóñez and Mr. Álvaro Velásquez Cock. The corporate matters committee is responsible for overseeing the activities executed by the internal control of Grupo Aval and its subsidiaries.

Compensation committee

Our compensation committee is composed of two members: Mr. Luis Carlos Sarmiento Angulo and Mr. Mauricio Cárdenas Müller. Our Board of Directors may change the members of the committee at any time. The compensation committee advises the board on remuneration matters and specifically undertakes to (i) review the remuneration of our President and (ii) review the criteria upon which our President will determine the remuneration of our senior management and employees. Colombian law does not require the creation of a compensation committee and the Board of Directors is not required by law to adopt a compensation committee charter.

Risk Committee

Our risk committee is composed of three directors: Mr. Fabio Castellanos Ordóñez, Mr. Jorge Silva Luján and Mr. Andrés Escobar Arango. The committee, which charter is approved by the Board of Directors, assists and advice the board in aspects related to supervision of Grupo Aval’s risk management policies.

D.          Employees

At December 31, 2023, on a consolidated basis, we employed 74,036 individuals, with 47,527 direct employees, 4,600 personnel provided by staffing service companies and 21,909 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Corficolombiana, Porvenir and Grupo Aval (separate), at December 31, 2023.

	Banco de	Banco de	Banco	Banco AV			Grupo Aval
	Bogotá(1)(2)	Occidente(3)	Popular(4)	Villas(5)	Porvenir	Corficolombiana(6)	(separate)	Total
Employees	12,336	14,242	3,763	4,482	2,308	10,277	119	47,527
Personnel provided by staffing service companies	1,094	—	613	288	14	2,591	—	4,600
Outside contractors	3,425	2,495	1,200	1,461	147	13,176	5	21,909
Total	16,855	16,737	5,576	6,231	2,469	26,044	124	74,036
(1)	Includes employees of MFH and its respective subsidiaries.
(2)	49.06% (4,528) of Banco de Bogotá’s (separate) direct employees (9,230) are represented by unions and 53.89% (4,974) of such employees are covered by collective bargaining agreements that expire in August 2024.
(3)	41.69% (2,768) of Banco de Occidente’s (separate) direct employees (6,639) are represented by unions and are covered by collective bargaining agreements that expire in December 2026.

(4)	57.81% (1,773) of Banco Popular’s (separate) direct employees (3,067) are represented by unions and 94.69% (2,904) of such employees are covered by collective bargaining agreements that expire in December 2026.
(5)	15.30% (591) of Banco AV Villas’ (separate) direct employees (3,862) are represented by unions and 83.71% (3,233) of such employees are covered by collective bargaining agreements that expire in December 2026.
(6)	Corficolombiana’s total employees reflect 24,858 employees from non-financial entities and 1,186 employees from financial entities.

E.          Share ownership

Mr. Sarmiento Angulo beneficially owns 97.8% of our outstanding common shares and 45.5% of our preferred shares as determined under SEC rules at April 8, 2024. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 8, 2024.

		Percentage of		Percentage of
		outstanding		outstanding
	Common	common	Preferred	preferred
Shareholder	shares	shares	shares	shares
Esther América Paz Montoya	251,718	*	423,076	*
Diego Fernando Solano Saravia	53,191	*	163,135	*
Luis Fernando Pabón Pabón	83,924	*	123,773	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Gustavo Ramirez Galindo	—	*	65,067	*
Juan Camilo Ángel Mejía	7,319	*	22,666	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Rodolfo Vélez Borda	7,112	*	11,538	*
Andrés Escobar Arango	—	*	—	*
César Prado Villegas	—	*	—	*
Eduardo Duque Suarez	—	*	—	*
Fabio Castellanos Ordóñez	—	*	—	*
Gerardo Silva Castro	—	*	—	*
Jorge Adrián Rincón Plata	—	*	—	*
Jorge Silva Luján	—	*	—	*
José Mauricio Salgar Hurtado	—	*	—	*
Luis Carlos Sarmiento Gutiérrez	—	*	—	*
Luis Fernando López Roca	—	*	—	*
María Edith González Flórez	—	*	—	*
María Fernanda Suárez Londoño	—	*	—	*
María Lorena Gutiérrez Botero	—	*	—	*
Miguel Largacha Martínez	—	*	—	*
Rafael Eduardo Neira Torres	—	*	—	*

*     less than 0.1%.

F.          Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 81.2% of our issued and outstanding share capital at April 8, 2024. He retained 97.8% of our voting power by virtue of his beneficial ownership of 97.8% of our outstanding common shares, and beneficially owned 45.5% of our outstanding preferred shares, as determined under SEC rules, at April 8, 2024. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 23,743,475,754 of our aggregate equity securities outstanding comprised of 16,201,712,499 common shares outstanding and 7,541,763,255 preferred shares outstanding at April 8, 2024.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of April 8, 2024, regarding the beneficial ownership of our equity securities by:

●	Mr. Sarmiento Angulo, who beneficially owns 81.2% of our outstanding share capital;
●	all directors and executive officers as a group; and
●	other shareholders.

	At April 8, 2024
		Percentage of		Percentage of
		outstanding		outstanding
Principal beneficial owners	Common shares	common shares	Preferred shares	preferred shares
Luis Carlos Sarmiento Angulo	15,844,485,878	97.8%	3,435,043,780	45.5%
Other directors and officers as a group*	452,144	0.0%	897,716	0.0%
Other shareholders	356,774,477	2.2%	4,105,821,759	54.4%
Total	16,201,712,499	100.0%	7,541,763,255	100.0%

*    Other directors and officers as a group at April 8, 2024 represent less than 0.1%.

As of April 8, 2024, we had 34,852 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the American Depositary Receipts, or “ADRs”, evidencing ADSs. As of April 1, 2024, there were a total of 7,356 ADR holders of record and as of April 8, 2024 there were 11,493,176 ADRs outstanding, representing 229,863,520 preferred shares or 3.05% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	Transactions between Grupo Aval and its subsidiaries, and
		Close family
	Grupo Aval’s	members of
	directors and key	Mr. Sarmiento	Mr. Sarmiento	Mr. Sarmiento
	management and	Angulo and their	Gutiérrez and his	Angulo and his
	their affiliates(1)	affiliates	affiliates	affiliates

	(in Ps billions)
At December 31, 2023
Assets
Cash and cash equivalents	—	—	—	0.9
Financial assets in investments(2)	—	—	—	3,541.8
Loans(2)	272.8	14.1	0.0	3,500.4
Accounts receivable	690.3	0.0	—	1,290.3
Other assets	22.0	—	—	50.2
Liabilities
Deposits(3)	85.3	187.4	2.9	1,470.0
Financial obligations	1.2	0.1	—	4.8
Accounts payable	0.3	0.7	0.0	438.1
Other liabilities	—	—	—	0.1

At December 31, 2022
Assets
Cash and cash equivalents	—	—	—	0.3
Financial assets in investments(2)	—	—	—	4,846.2
Loans(2)	286.5	18.4	0.0	3,665.8
Accounts receivable	675.9	0.0	—	1,492.5
Other assets	22.7	—	—	16.5
Liabilities
Deposits(3)	75.0	260.1	5.2	1,239.5
Financial obligations	0.1	0.0	0.0	20.3
Accounts payable	5.2	0.4	0.0	173.6
Other liabilities	0.0	—	—	7.1
(1)	Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Corficolombiana and Porvenir at December 31, 2023.
(2)	Figures based on gross outstanding balances of financial assets. See “—Financial assets and liabilities with related parties”. Financial assets in question were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.
(3)	Deposits of related parties held with us were made in the ordinary course of business, were made on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other persons.

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

In the past, affiliates of Mr. Sarmiento Angulo, have obtained authorizations of Grupo Aval’s Board of Directors to acquire either common or preferred shares of Grupo Aval. On February 12, 2020, Grupo Aval’s Board of Directors authorized companies controlled by Mr. Sarmiento Angulo to acquire up to one hundred million common and/or preferred shares of the company in one or multiple operations during a term of up to two years. Pursuant to such authorizations, as of February 12, 2022 through affiliate companies, Mr. Sarmiento Angulo acquired 1,724,001 preferred shares or Ps 1.4 billion in open market transactions. On May 11, 2022, Grupo Aval’s Board of Directors

authorized companies controlled by Mr. Sarmiento Angulo to acquire up to 3.0% of common and/or preferred shares of the company in one or multiple operations, during a term of up to two years. Pursuant to such authorizations, during the year ended December 31, 2022 through affiliate companies, Mr. Sarmiento Angulo acquired 27,626,300 preferred shares or Ps 15.1 billion in open market transactions. Pursuant to such authorizations, during the year ended December 31, 2023 through affiliate companies, Mr. Sarmiento Angulo acquired 62,309,162 preferred shares or Ps 35.2 billion in open market transactions. As of April 8, 2024 through affiliate companies, Mr. Luis Carlos Sarmiento Angulo has not acquired common or preferred shares.

On October 18, 2022, Esadinco S.A., an entity controlled by Mr. Sarmiento Angulo, launched an unsolicited tender offer for up to 25% of BHI’s shares. Banco de Bogotá tendered all its shares in BHI, of which 9,030,422,813 BHI shares or 20.89% of equity interest in BHI (representing approximately 14.4% of Grupo Aval’s then-remaining beneficial ownership interest in BHI) were accepted for tender and sold to Esadinco, S.A. at a price of Ps 293 per share in December 2022. The total consideration received by Banco de Bogotá amounted to Ps 2,645.9 billion. On March 17, 2023, Banco de Bogotá sold its remaining 4.11% equity interest representing 1,774,622,820 shares of BHI to Endor Capital Assets S.R.L, an entity controlled by Mr. Sarmiento Angulo at a price of Ps 293 per share. The total consideration received by Banco de Bogotá amounted to Ps 520.0 billion.

Certain members of our Board of Directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

Financial assets and liabilities with related parties

In the past, we and some of our subsidiaries have entered into operations with BHI and its subsidiaries in the ordinary course of business. Most recently, in December 2021, Grupo Aval Limited extended a short-term loan to BAC Holding International Corp. in an amount of U.S.$75.0 million that matured in September 2022. In 2020, through Resolution No. 208-20 of May 14, 2020 issued by the Superintendency of the Securities Market of the Republic of Panama, BAC International Bank, Inc. issued perpetual subordinated corporate bonds convertible into common shares for a nominal value of up to U.S.$700.0 million. The bonds bear an interest rate of 10.0% payable quarterly unless the issuer exercises its right not to pay interest. Grupo Aval Limited, a wholly-owned subsidiary of Grupo Aval, subscribed U.S.$520.0 million and as of December 31, 2023 the full balance remained outstanding.

Following the guidelines approved by Grupo Aval’s General Shareholders Meeting and authorized by its Board of Directors, Grupo Aval extended a loan operation to Esadinco S.A., subsequently endorsed to Endor Capital Assets S.R.L (affiliate companies of Mr. Sarmiento Angulo) on December 2, 2022 to finance the tender offer of 25% of BHI’s shares. The loan operation consisted of two tranches: (i) a peso denominated loan for the equivalent of U.S.$270.0 million with a 3-year (36 months) tenor at 3-month SOFR + 3.5% and (ii) a Ps 200.0 billion loan with a 2-year (24 months) tenor at 3-month IBR + 4.5%. Both tranches are bullet, with interest payable on a quarterly basis. Collateral for both tranches was established at a minimum of 115% of the capital outstanding and the underlying assets deemed acceptable were shares of BHI or any other subsidiary under Grupo Aval’s direct control. The transaction was conducted on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. At December 31, 2023, the outstanding balance at amortized cost of these loans was Ps 1,242.0 billion.

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

Loans granted to related parties by our banking subsidiaries

Key management of Grupo Aval and our banks, and their respective affiliates, who meet our credit eligibility requirements may subscribe to loans in the ordinary course of business on market terms and conditions available to the general public.

All outstanding loans with our related parties are made in the ordinary course of business and on terms and conditions, including interest rates and collateral, not substantially different from those available to the general public and did not involve more than the normal risk of collectability or present other unfavorable features.

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 8, 2024, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular, and 11.5% of Corficolombiana.

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)
For the year ended December 31,
2023	2,520.7
2022	2,095.8
2021	1,246.2

Vida Alfa also provides:

●	life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and
●	labor risks insurance for employees of Grupo Aval and its subsidiaries in Colombia.

Seguros Alfa S.A., or “Alfa”, a property and casualty insurance affiliate of Mr. Sarmiento Angulo, provides fire and earthquake insurance for mortgage loans granted by certain banks of ours. In addition, Alfa provides surety bonds and property insurance for our subsidiaries. Our banking subsidiaries also sell bancassurance products affiliated with Vida Alfa and Alfa. These transactions are conducted on an arm’s-length basis in the ordinary course of business.

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo at December 31, 2023, and may continue to provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations) and Vigía S.A. (security services). At December 31, 2023 we have significant influence with a 34.0% equity interest in ADL Digital Lab S.A.S. (digital development), a company beneficially owned by Mr. Sarmiento Angulo.

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

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. As of December 31, 2023 and 2022, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of Ps 217.7 billion and Ps 229.2 billion, respectively. These figures are presented before minority interest and thus do not reflect their potential impact on Grupo Aval’s net income attributable to owners of the parent.

Other litigation

On January 26, 2017, the Inspector-General’s Office (Procuraduría General de la Nación or “PGN”) filed a class action against CRDS, (a company formed by Constructora Norberto Odebrecht S.A., Odebrecht Investimentos em Infraestructura Ltda., CSS Constructores S.A. and Episol), the National Infrastructure Agency ("ANI") and its members, seeking a declaration of violation of the collective rights of administrative morality, defense of public assets and access to public services, in connection with the Ruta del Sol Sector 2 project.

On December 6, 2018, the Administrative Tribunal of Cundinamarca (“TAC”), the body presiding over the class action, issued a first instance ruling against CRDS, and all its shareholders, including Episol, and other individuals and entities. The TAC found the defendants jointly and severally liable for the damages caused to the collective interests and ordered the payment of Ps 800.2 billion to the Colombian Ministry of Transportation. The TAC also debarred the defendants for a term of ten years, during which time they would be prohibited from contracting with the Colombian government and holding public office. Subsequently, in an order dated February 8, 2019, the TAC corrected certain arithmetical errors in its ruling, and reduced the amount of the fine to Ps 715.7 billion.

The aforementioned ruling was appealed by Episol and the other defendants. In the case of Episol, its appeal filing sought revocation of the TAC’s first instance ruling against it on the basis of multiple substantive and procedural defects.

On July 27, 2023, the Consejo de Estado issued a second instance decision confirming in general terms the violation of certain collective rights but revoking certain decisions such as the debarment from government contracting, the joint and several liability of the defendants (including Episol) to pay damages in the amount of Ps 715.7 billion and the orders regarding the interim measures This is a final non appealable ruling which terminated this contingency without generating any financial impact.

In late 2018, the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“ SEC”) informed Grupo Aval that they had opened investigations on matters related to the Ruta del Sol Sector 2 project.  Grupo Aval cooperated with the DOJ and the SEC in these investigations. As a result, in August 2023, Corficolombiana entered into a resolution with the DOJ and Grupo Aval and Corficolombiana entered into civil administrative resolutions with the SEC, pursuant to which both agencies concluded their investigations. The investigations concluded without DOJ bringing any enforcement action against Grupo Aval, and neither the settlement with DOJ or SEC contained any allegations of corrupt knowledge or intent against any officer, director or shareholder of Grupo Aval nor Corficolombiana (other than a former CFC executive). The resolutions with the DOJ and SEC established financial penalties, after credits, of U.S.$20,300,000 and U.S.$40,269,289, respectively. These penalties had an approximate impact of U.S.$24,000,000 on Grupo Aval’s consolidated financial statements as a result of its direct and indirect ownership stake in Corficolombiana. For further information see Note 27 of our audited financial statements.

We, our banking subsidiaries, Corficolombiana, Porvenir and our other subsidiaries are, from time to time, subject to claims and parties to legal proceedings incidental to the normal course of our business, including in connection with our lending activities, employees, taxation matters and other general commercial matters. Due to the inherent difficulty of predicting the outcome of legal disputes, we cannot predict the eventual outcome of these pending matters, the timing of the ultimate resolution of these matters or the eventual loss, fines or penalties related to each pending matter may be. We believe that we have recorded adequate provisions for the anticipated costs in connection with these claims and legal proceedings and believe that liabilities related to such claims and proceedings should not, taken together, have a material adverse effect on our business, financial conditions, or results of operations. However, considering the uncertainties involved in such claims and proceedings, the ultimate resolution of these matters may exceed the provisions that we have currently recorded. As a result, the outcome of a particular matter could be material to our operating results for a particular period.

B.          Significant changes

Not applicable.

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

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. The aggregate equity market capitalization of the 77 issuers listed on the Colombian Stock Exchange at April 8, 2024 was Ps 329.1 trillion.

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 8, 2024, we had 16,201,712,499 common shares outstanding, and 7,541,763,255 preferred shares outstanding.

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

Both elections are made under a proportional representation voting system named electoral quotient “cociente electoral” (except for the elections unanimously approved by the general shareholders’ meeting). Under that system:

●	each holder of common shares is entitled at the annual general shareholders’ meeting to nominate candidates for the election of directors;
●	each nomination of one or more directors by a shareholder constitutes a list for the purposes of the election;
●	each list of nominees must contain a hierarchy as to the order of preference for nominees in that list to be elected;
●	once all lists have been nominated, holders of common shares may cast one vote for each common share held in favor of a particular list of nominees. Votes may not be cast for particular nominees in a list; they may be cast only for the entire list;
●	the total number of votes cast in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a list of nominees is divisible by the quota of votes, one nominee from that list is elected, in the order of the hierarchy of that list; and
●	when no list has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the next nominee from the list with the highest number of remaining votes cast until all available seats have been filled.

There is no maximum age limit requirement for the election or retirement of directors. No minimum number of shares is required for a director’s qualification. Directors may be removed in a general shareholders’ meeting prior to the expiration of their term.

Extraordinary general shareholders’ meetings may take place when duly called for a specified purpose or purposes, or, without prior notice, when holders representing all outstanding shares entitled to vote on the issues presented are present at the meeting. Extraordinary meetings of shareholders may be called by our president, our Board of Directors or Auditor, directly or by request of a plural number of shareholders representing no less than 25.0% of the company’s common voting shares, in which case an announcement must be made by the Board of Directors, the legal representative or Auditor. In addition, meetings may be called by the Superintendency of Finance, directly or by request of shareholders holding at least 15.0% of the common voting shares. Notice of extraordinary meetings should be given at least five calendar days in advance.

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

the shareholders that were not present at the meeting in which the decision was taken or that voted against it, may exercise the redemption right.

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

Preferred Shares

Holders of preferred shares are entitled to receive a minimum dividend after deducting losses and deducting any amounts set aside for legal reserve, but before creating or accruing for any other reserve and before any declared dividends are paid to holders of common shares, so long as dividends have been approved by the shareholders’ meeting of Grupo Aval. Dividends to holders of common and preferred shares must be approved by the shareholders. If no dividends are declared, no holder of Grupo Aval’s preferred or common shares will be entitled to payment. Pursuant to the offering memorandum of the preferred shares, the minimum dividend will be equal to Ps 1.00 in each calendar semester, so long as this value is higher than the dividend paid to the holders of common shares. If the minimum preferred dividend is not equal or higher than the per share dividend on the common shares, the minimum dividend will be equal to the dividend paid to the holders of common shares, if any. So long as the dividend declared is equal to or in excess of the aforementioned minimum, the same dividend must be paid on both the common and the preferred shares.

Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.

Grupo Aval is “under control” (whereby the decision-making power is subject to the will of a person or group of persons). As a result, the Company may only pay stock dividends to the shareholders that so accept it. Those shareholders that do not accept to receive a stock dividend, are entitled to receive their dividend in cash.

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

Restrictions on Purchases and Sales of Share Capital by Related Parties

Pursuant to the Colombian Code of Commerce, the members of our Board of Directors and certain of our principal executive officers may not, directly or indirectly, buy or sell shares of our share capital, unless they obtain the prior approval of the Board of Directors passed with the vote of two-thirds of its members (excluding, in the case of transactions by a director, such director’s vote). Furthermore, pursuant to Article 262 of the Colombian Code of Commerce, Grupo Aval’s subsidiaries are prohibited from owning (directly or indirectly) shares of Grupo Aval.

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

D.          Exchange controls

Restrictions on Foreign Investment in Colombia

Colombia’s foreign investment statute regulates the way in which non-residents are permitted to invest in Colombia and participate in the Colombian securities market. Among other requirements, Colombian law requires foreign investors to register certain foreign exchange transactions with the Colombian Central Bank and obtain authorization for certain types of investments. Certain foreign exchange transactions, including those between residents and non-residents, must be made through authorized foreign exchange intermediaries.

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

Colombian Tax Law includes a definition of permanent establishment for foreign entities or individuals applicable when the entity or individual trigger the events described in Article 20-1 of the Colombian Tax Code. In this case, as stated before, the permanent establishment is considered a Colombian taxpayer regarding its attributable worldwide income.

Taxation of Dividends

As a general rule, dividends distributed out of profits that were taxed at the level of a Colombian entity (e.g., because there was an application of the tax benefit, a different treatment between accountability books and Colombian tax framework, Net Operating Losses –NOLs– amortization, etc.), are subject to the corresponding Income Tax rate applicable in the year in which the dividends are paid or become payable to the shareholder. In this case, the Colombian entity should apply a withholding income tax that can be credited by the shareholder against its income tax liability. The applicable withholding tax rate is the same as the general income tax, 35% for 2023.

Financial institutions, insurance and reinsurance companies, stockbrokers, among others, will be subject to a 5% corporate income tax surtax (for a total corporate income tax rate of 40%) until 2027, to the extent their taxable income exceeds 120,000 UVTs (Ps 5,647.4 billion).

Colombian tax legal framework modified the tax rate applicable on dividends paid after January 1, 2023. This special tax will be collected by the dividend paying entity. In the case of a distribution to foreign legal entities or non-resident individuals, a withholding tax of 20% relative to the payment or book entry will be applied.

Regarding tax resident individuals, dividends paid after January 1, 2023, must be taxed under the progressive rate under the section 241 of the Colombian Tax Code (capped at a rate of 39%). Under specific situations, the national dividend paying entity has to apply a withholding tax of 15%.

Before applying the previously mentioned tax rate, the following scenarios must be considered:

●	Dividends which were taxed at a corporate level: In accordance with current regulations, dividends which have been taxed at a corporate level will be subject to:

-	When the investor is a national entity, dividends distributed out of profits taxed at the corporate level will be subject to a 10% withholding tax. Such withholding tax may be offset against the dividend taxed on the shareholder in the case of individuals tax residents in Colombia and foreign investors. The exceptions for the application of the dividend withholding tax will still apply.

-	When the investor is a foreign entity or non-resident individual, dividends distributed out of profit taxed at the corporate level will be subject to a 20% withholding tax.

-	When the investor is a resident individual, dividends distributed out of profit taxed at the corporate level must be taxed under the progressive rate of the section 241 of the Colombian Tax Code.

●	Dividends which have not been taxed at a corporate level: On the other hand, in cases where the dividends subject to distribution have not been taxed at a corporate level, they should first be taxed at the current general income tax rate in the period of distribution (hereinafter “recapture tax”); and subsequently the rules mentioned above must be applied.

●	Dividends distributed within corporate group / under situation of control / Colombian Holding Companies Regime (“Compañía Holding Colombiana or CHC”): when the first dividend distribution payment is executed by a national entity to another national entity and both pertain to (i) an enterprise group, (ii) are under situation of control, or (iii) are duly registered under CHC Regime, the dividend withholding tax does not apply.

●	Transition regime for tax on dividends: If the profits were generated prior to December 31, 2016 (“pre-2017") and appropriated to be distributed in the future, dividends are not subject to the provisions of the current regulations in the case of profits that were taxed at the corporate income tax rate. For profits that were not taxed at the corporate income tax rate, the recapture tax will be applicable.

Based on the above, the following table summarizes the tax treatment of dividends in the absence of a tax treaty:

	Dividend tax rate	Withholding rate	Recapture tax
Dividend distributions from pre-2017 profits that were taxed at the corporate income tax rate distributed to Colombian tax resident individuals, Colombian entities and Non-Colombian tax residents.	Non-taxed	N.A.	N.A.
Dividend distributions from pre-2017 profits that were not taxed at the corporate income tax rate distributed to Colombian tax resident individuals	Non-taxed	N.A.	Corporate income tax rate
Dividend distributions from pre-2017 profits that were not taxed at the corporate income tax rate distributed to Colombian entities	Non-taxed	N.A.	Corporate income tax rate
Dividend distributions from pre-2017 profits that were not taxed at the corporate income tax rate distributed to Non-Colombian tax residents	Non-taxed	N.A.	Corporate income tax rate
Dividend distributions from pre-2017 profits that were not taxed at the corporate income tax rate to Non-Colombian tax residents complying with the portfolio investment definitions under the Colombian Tax Code	25%	N.A.	N.A.
Withholding tax on dividend distributions from post-2017 profits that were taxed at the corporate income tax rate distributed to Colombian tax resident individuals	N.A.	2023: 15% for amounts equal or in excess of 1,090 UVTs 2024: 15% for amounts equal or in excess of 1,090 UVTs	N.A.
Withholding tax on dividend distributions from post-2017 profits that were taxed at the corporate income tax rate distributed to Colombian entities	N.A.	2023: 10.0% 2024: 10.0%	N.A.

Withholding tax on dividend distributions from post-2017 profits that were taxed at the corporate income tax rate distributed to Non-Colombian tax residents (including dividend distributions made to permanent establishments)

	N.A.	2023: 20.0% 2023: 20.0%	N.A.
Dividend distributions from post-2017 profits that were not taxed at the corporate income tax rate distributed to Colombian tax resident individuals	Applicable income tax rate for the individual (taxed at a maximum rate of 39%)	2023: 15% for amounts equal or in excess of 1,090 UVTs 2024: 15% for amounts equal or in excess of 1,090 UVTs	Corporate income tax rate
Dividend distributions from post-2017 profits that were not taxed at the corporate income tax rate distributed to Colombian entities	2023: 10.0% 2024: 10.0%	N.A.	Corporate income tax rate
Dividend distributions from post-2017 profits that were not taxed at the corporate income tax rate distributed to Non-Colombian tax residents	2023: 20.0% 2024: 20.0%	N.A.	Corporate income tax rate
Dividend distributions from post-2017 profits that were not taxed at the corporate income tax rate to Non-Colombian tax residents complying with the portfolio investment definitions under the Colombian Tax Code	40.00%	N.A.	N.A.

The dividend payment approved by Grupo Aval’s General Meeting of Shareholders held on March 20, 2024, will be distributed from the profits of year 2019, subject to be distributed with benefit for the shareholders. Dividend tax on dividends on profits generated by the company depends on the subject receiving it (Colombian tax resident individuals, Colombian entities, Non-Colombian tax residents or Non-Colombian tax residents complying with the portfolio investment definitions under the Colombian Tax Code).

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

“UVT” or “Unidad de Valor Tributario” refers to a tax unit established each year by the Colombian Tax Authority (“DIAN”) for the calculation of tax returns. UVT was established at an equivalent to Ps 42,412 for 2023 and Ps 47,065 for 2024.

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

Taxation of Capital Gains Derived from the Sales of Shares in Colombia

Since 2023, according to Article 36-1 of the Colombian Tax Code, capital gains from the sale of shares listed on the Colombian Stock Exchange are not subject to income tax in Colombia, provided that the shares sold by the same beneficial owner during each fiscal year do not represent more than 3% of the issued and outstanding shares of the listed company. ADSs are not subject to the same tax framework as equity investments in Colombia. Although ADSs represent our preferred shares, they are subject to a different tax regulatory regime.

Tax on Foreign Portfolio Investment Income in Colombia

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

Other Colombian Taxes

●	Financial institutions, insurance and reinsurance companies, stockbrokers, among others, will be subject to a 5% income tax surcharge (total corporate income tax rate of 40%) until 2027, to the extent their taxable income exceeds 120,000 UVTs (Ps 5,647.4 billion).

●	15% minimum tax rate (adjusted tax rate): Law 2277 of 2022 established a 15% minimum tax rate (referred to as adjusted tax rate - ATR). The ATR will be determined based on the ratio between the adjusted income tax (AIT) divided by the adjusted income (AI). Law establishes the factors to be considered when calculating the AIT and AI. If the ATR is lower than 15%, income tax must be adjusted to achieve the 15% rate. This rule does not apply, among others, to non-residents, hotels and concessions.

●	Significant economic presence: Non-residents with a “significant economic presence” (SEP) in Colombia will be subject to a general 10% withholding tax (unless another withholding tax rate applies). Nevertheless, the non-resident entity may opt to assess its income tax liability at a 3% rate over the gross income of Colombian source, subject to the filing of an income tax return.

Law 2277 of 2022 allows a Double Tax Treaty to prevail over Colombian domestic law. In case Colombia has subscribed to international agreements forbidding this form of taxation, this does not apply to fiscal periods following the effective date of the international agreement.

A significant economic presence is triggered when the following criteria are met:

-	The non-resident entity has a deliberate and systematic interaction with the Colombian market. This type of interaction is presumed to exist when the non-resident has interaction or marketing activities with more than 300,000 users in Colombia during the prior year, or within the relevant tax year, or displays the price of goods in Colombian Pesos or allows payment in Colombian Pesos.

-	Gross income for the non-resident entity from transactions with customers in Colombia is higher than 31,300 UVTs (Ps 1,459.5 billion) during the prior year or the current taxable year.

If the activities in Colombia are developed by different related parties, the aforementioned criteria will consider the aggregate transactions of all related entities. This rule became effective January 1, 2024.

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

As of the date of this annual report, there was no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. Pursuant to Articles 24 and 36-1 of the Colombian Tax Code, transfers of ADSs from non-residents or residents to non-residents of Colombia by gift or inheritance are not subject to Colombian income tax. Transfers of ADSs by gift or inheritance from residents to residents or from non-residents to residents will be subject to Colombian income tax at the income tax rate applicable for capital gains obtained by residents of Colombia. There is no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of shares or ADSs.

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

The rules governing foreign tax credits are complex. For example, Treasury regulations impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on ADSs or preferred shares. However, recent notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to distributions on ADSs or preferred shares. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including the Colombian tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a PFIC for U.S. federal income tax purposes for the 2023 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest) and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

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

F.          Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay are influenced by the amount of dividends received from our subsidiaries. Our subsidiaries declared Ps 567.1 billion and Ps 1,032.5 billion of dividends payable to us based on the net income reported for the years ended December 31, 2023 and 2022, respectively. We declared an aggregate of Ps 569.8 billion and Ps 1,025.7 billion of dividends to our shareholders with respect to net income for the years ended December 31, 2023 and 2022, respectively.

Unless noted otherwise, the following table presents the net profits of, and dividends (cash and stock) declared by us and each of our direct subsidiaries, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated.

	Dividends declared with respect to net income for the year ended December 31,
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

	Banco de		Banco de		Banco		Banco
	Bogotá		Occidente		Popular		AV Villas		Corficolombiana		Porvenir		Total

	(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	68.9%	68.9%	72.3%	72.3%	93.7%	93.7%	79.9%	79.9%	8.7%	8.7%	20.0%	20.0%	—	—
Separate net profits	1,024.9	2,251.7	430.6	502.6	(347.4)	73.0	(117.1)	112.0	809.0	1,774.0	558.7	153.9	2,358.6	4,867.4
Dividends declared	515.8	1,112.6	215.1	251.3	—	—	—	0.4	21.8	500.2	280.5	200.5	1,033.2	2,065.1
Dividends contributed to Grupo Aval	355.5	766.9	155.5	181.6	—	—	—	0.3	—	43.5	56.1	40.1	567.1	1,032.5
Dividends declared by Grupo Aval	—	—	—	—	—	—	—	—	—	—	—	—	569.8	1,025.7

The allocation of our distributable profits, if any, is determined by our common shareholders following approval of our annual financial statements. Our general shareholders’ meetings generally take place during March.

In the past we have usually paid and received most of our dividends on a monthly basis. We have not, however, adopted a specific dividend policy with respect to future dividends. The amount of any distributions will depend on many factors, such as the results of operations and financial condition of our company and our subsidiaries, their cash requirements and other factors deemed relevant by our Board of Directors and shareholders.

Our company pays dividends based on our net income as reported in our separate audited financial statements prepared under Colombian IFRS. For the year ended December 31, 2023 separate net income as reported in our Colombian IFRS financial statements was Ps 723.0 billion, 2.2% lower than net income attributable to the owners of the parent as reported in our audited consolidated financial statements. For the year ended December 31, 2022 separate net income as reported in our Colombian IFRS financial statements was Ps 2,541.2 billion, 2.3% higher than net income attributable to the owners of the parent as reported in our audited consolidated financial statements.

We expect that differences between Colombian IFRS and IFRS financial statements will continue to occur in future periods. The amount of dividends expected from our subsidiaries will also depend on the future share ownership in our subsidiaries.

Dividend history of Grupo Aval

The following table presents the annual cash dividends paid by Grupo Aval on each share during the periods indicated.

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2021	—	54.00	54.00	0.014
2022	43.20	—	43.20	0.011
2023	24.00	—	24.00	0.006
(1)	In accordance with regulation, payment in stock dividends must be explicitly consented by shareholders. If the shareholder does not explicitly express the desire to receive stock dividends, the payment will be done in cash the same day in which the payment of stock dividends is made.

Given that Grupo Aval’s dividends have been to some extent dependent on the dividends received from its direct stakes in each of its equity investments, we detail below the cash and stock dividends per share paid by each of Grupo Aval’s direct equity investments for the periods indicated.

Banco de Bogotá

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2021	—	3,336.00	3,336.00	0.873
2022	3,132.00	—	3,132.00	0.819
2023	1,452.00	—	1,452.00	0.380
(2)	In accordance with regulation, payment in stock dividends must be explicitly consented by shareholders. If the shareholder does not explicitly express the desire to receive stock dividends, the payment will be done in cash the same day in which the payment of stock dividends is made.

Banco de Occidente

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2021	962.16	0.252
2022	1,612.08	0.422
2023	1,380.00	0.361

Banco Popular

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2021	18.96	0.005
2022	—	—
2023	—	—

Banco AV Villas

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2021	390.00	0.102
2022(1)	1.85	0.000
2023	—	—
(1)	Cash dividend paid to preferred shares, corresponding to 4.5% of the respective issuance price for each issuance between 1994 and 2005.

Porvenir

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2021	2,748.00	0.719
2022	1,836.00	0.480
2023	2,568.00	0.672

Banco de Bogotá, Fiduciaria Bogotá, Banco de Occidente and Fiduciaria de Occidente received dividend payments from Porvenir in their respective ownership of the company (see Item 4—B. Business overview—Our operations).

Corficolombiana

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2021	—	2,260.00	2,260.00	0.591
2022	1,368.00	—	1,368.00	0.358
2023(2)	1,135.00	—	1,135.00	0.297
(1)	In accordance with regulation, payment in stock dividends must be explicitly consented by shareholders. If the shareholder does not explicitly express the desire to receive stock dividends, the payment will be done in cash the same day in which the payment of stock dividends is made.
(2)	Cash dividend to be paid in one installment to 19,227,075 preferred shares.

Banco de Bogotá, Banco de Occidente and Banco Popular received dividend payments from Corficolombiana in their respective ownership of the company (see Item 4—B. Business overview—Our operations).

General aspects involving dividends

The dividend periods may differ from the periods covered by our financial statements. Shareholders will determine, in the general shareholders’ meeting, such dividend periods and the effective date.

Dividends declared on the shares of common and preferred shares will be payable to the record holders of those shares, as they are recorded on our stock registry, on the appropriate record dates. However, pursuant to External Circular 13 of 1998 issued by the former Superintendency of Securities (currently, the Superintendency of Finance), if a shareholder sells shares during the ten business days immediately preceding the payment date, dividends corresponding to those shares will be paid by us to the seller.

The vote of at least 80.0% of the shares present and entitled to vote is required to approve the payment of dividends in shares; however, according to Law 222 of 1995, if the company is in a situation “under control”, whereby the decision-making power is subject to the will of another person or group of persons, a company may only pay dividends by issuing shares, to the shareholders that so accept.

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

J.          Annual Report to Security Holders

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Risk Management

Grupo Aval and its subsidiaries in the financial sector including, among others, Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular, Corficolombiana and Porvenir, manage risk pursuant to the applicable regulations in each country where they operate and those according to Grupo Aval’s policies.

The Board of Directors leads the process of establishing a sound risk management culture, that supports and provides appropriate standards for responsible behavior. The Risk Framework dully approved by the Board of Directors requires risk management practices to be integrated into key processes across Grupo Aval, ensuring risks are appropriately identified, assessed, monitored, and mitigated in a timely manner, depending on a range of factors, including the nature, size, complexity, and risk profile.

The Risk management team should ensure the identification and assessment of the inherent risks of material activities, processes and systems pertaining to the holding nature of Aval to make sure those inherent risks are properly controlled and mitigated in alignment with the approved risk appetite.

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

Control Environment and Risk Culture

Our risk management system (“Sistema de Gestión de Riesgos” (SGR)) seeks to comply not only with local regulation but also to align with best practices and international standards as many jurisdictions move to adopt Basel Committee principles. Accordingly, the SGR model adopts commonly accepted risk taxonomy and provides oversight and guidance to our subsidiaries who operate under a similarly guided regulatory defined relevant risks, related to the business model and characterization of each subsidiary.

At the holding level, our risk control environment is governed independently, and is based on 14 principles (see footnote), focusing on concentration, contagion and strategic risk. The holding level risk control principles align with the applicable local holding regulations, which have been introduced and developed particularly since 2017 under Law 1870 Sept 2017.  Based on a general risk appetite framework established and approved by the Board of Directors and the limits and thresholds thereby approved, we ensure effective risk identification and assessment; monitoring and reporting; and control and mitigation. Furthermore, our risk management team implements processes and procedures to regularly report at the board, senior management, and business line levels. These and procedures allow us to assure a strong risk management based fundamentally on:

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

The risk culture is conveyed to all our entities and units, relying on the following elements:

●	we have independent risk management, monitored at the individual entity level and at consolidated level;
●	we use detailed manuals on policies and processes to manage the risks we are subject to;
●	we use different technological tools, for the analysis, monitoring and control of risks;
●	we have a risk limit system that is updated on a regular basis to address new market conditions and risks to which we are exposed;
●	we use information systems to monitor risk exposure on a recurring basis, seeking to ensure that approval limits are systematically met and, if necessary, allow for appropriate corrective actions;
●	our main risks are analyzed on a continuous basis; and
●	we provide ongoing training on risk, at every level within the organization.

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

Boards of Directors of the Financial Subsidiaries

The responsibilities of the boards of directors of Grupo Aval’s financial subsidiaries regarding risk management include:

●	to define and approve the general policies and strategies related to internal control systems for risk management;
●	to approve risk management policies;
●	to approve trading and counterparty limits;
●	to approve risk appetite and exposure limits;
●	to approve procedures and methodologies for risk management;
●	to ensure the adequate assignment of resources required for an effective risk management;
●	to set forth responsibilities and attributes for risk management roles;
●	to set forth and define committees’ functions leading to a proper organization, control and monitoring of risk generating operations;
●	to require Grupo Aval financial subsidiaries’ management to submit periodic reports on risk exposure levels; and
●	to periodically review any risk-management reports on control or mitigation of risks, submitted by the Audit Committee.

Audit Committee of Grupo Aval and Audit Committees of our Financial Subsidiaries:

The Audit Committees’ principal objective is to evaluate and monitor the Internal Control System.

The Audit Committee is responsible for:

●	assessing the structure of the internal control function to establish: (i) whether the procedures are appropriate to protect our assets, and those of third parties under our administration and custody, and (ii) whether transactions are being properly authorized and registered. For such purpose, the areas in charge of the administration of the risk systems, the External and Internal Auditors present any established periodical or occasional reports to the Committee;
●	monitoring risk exposure levels and their potential consequences; and
●	overseeing the risk management policy applicable to Grupo Aval.

Corporate Risk Unit

The corporate risk unit is led by Grupo Aval’s Chief Risk Officer, whose responsibilities include:

●	to identify and transfer best practices regarding corporate risk management;
●	to support the Board of Directors and the financial subsidiaries in structuring their risk appetites;
●	to establish and ensure compliance with policies and guidelines aimed at maintaining an adequate risk exposure;
●	to consolidate and monitor Grupo Aval’s risk exposures;
●	to lead and align risk management processes across Grupo Aval subsidiaries, through corporate guidelines and processes; and
●	to report the outcomes of risk management to Grupo Aval’s Presidency and Audit Committee.

Risk Management Committees of the financial subsidiaries

Grupo Aval´s financial subsidiaries have Risk Management Committees which periodically and proactively are engaged in anticipating, identifying and are also being constantly informed by the risk management units of each of the subsidiaries, based on activities, procedures and systems that allow them to early in advance identify, measure, control and analyze the credit risk management system (SARC - for its initials in Spanish), market risk management systems (SARM), operating risk management system (SARO) and business continuity plan management (PCN). Additionally, our financial subsidiaries have an asset-liability committee - ALCO), which makes decisions regarding asset liability management and evaluates the effectiveness of the liquidity risk management system (SARL). The ALCO establishes adequate procedures and mechanisms for liquidity management and identifies sources of risk through sensitivity analysis, assessing probabilities of lower returns or additional liquidity needs. Legal risk is monitored by general counsel in each subsidiary of the financial sector. Key to highlight that these different committees are constantly developing and assessing processes that allows them to anticipate  and to proactively handle the risks they face, as well as following up on the activities to handle, mitigate, hedge and/or reduce risks to levels agreed upon through risk appetite thresholds defined and approved by the higher levels of each of the subsidiaries through the risk appetite limits they permanently have to comply with. They are also actively engaged in the follow up of remedial actions defined. Core activities of all risk management units is to make sure they anticipate as early as possible potential risks and mitigate them also as soon as feasible.

The main functions of the Risk Management Committees include among others:

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

Risk Framework by the Superintendency of Finance (SFC)

On February 6, 2019, the Colombian national government, through Law 1870 of 2017, defined the regulatory framework applicable to financial conglomerates in Colombia and the scope of supervision of the Superintendency of Finance, aimed to ensure the stability of the financial system and aligning the regulatory framework to international standards. This law created the category of financial holding and financial conglomerates. Whilst developing this law, the Superintendency of Finance identified Grupo Aval as a financial conglomerate and determined the entities belonging to the Aval Financial Conglomerate.

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

The guiding principles of risk management at Grupo Aval and our banks are the following:

●	collective decision making for commercial loans of significant amount at the board level of each of our banks;
●	extensive and in-depth market knowledge, a result of our market leadership and our experienced, stable and seasoned senior management;
●	clear top-down guidelines in accordance with: (i) know-your-customer policies; and (ii) commercial loan credit structures based on the clear identification of sources of repayment and the cash-flow generating capacity of the borrower;
●	use of common credit analysis tools and risk based loan pricing tools across all our banks;
●	diversification of the commercial loan portfolio with respect to industries and economic groups;
●	specialization in retail banking product niches; and
●	extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer loans;

For more information, see Note 4 of our audited consolidated financial statements.

Commercial Lending

At December 31, 2023, 57.70% of our total gross loan portfolio is made up of commercial loans to corporate, small, and medium sized enterprises. However, the share of commercial loans varies across of our banks. As of December 31, 2023, the percentage of commercial loans was 64.20%, 69.55%, 29.81%, 22.40% and 63.56% for Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana, respectively.

The credit approval process for commercial loans at each of our banks in Colombia follows the policies and lending authorities established by each banking subsidiary. The highest lending authority in all banks, other than the Board of Directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá and Banco AV Villas, Comité de Crédito Dirección General at Banco de Occidente and Comité de Presidencia at Banco Popular). These have approval authority of lending limits that range between Ps 7.9 billion at Banco AV Villas and Ps 50.0 billion at Banco de Bogotá.

Following the approval of an application by the national credit committee of any of our banks, information regarding the approval is sent to the Grupo Aval Credit Projects unit if it could result in aggregate exposure to the borrower exceeding Ps 5.5 billion. The credit approval process includes the presentation to Grupo Aval’s credit committee of all potential credit exposures per client (or client’s economic group) that, across all our banks, represent an exposure in excess of Ps 32.0 billion, or if it is considered to be part of a sector under special watch.

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

We seek to achieve a profitable, high-quality commercial loan portfolio and an efficient procedure for analyzing potential loans across our banks. For that purpose, we have established policies and procedures for the analysis and approval of potential commercial credit transactions that seek to focus lending on:

●	borrowers whose shareholders and management have, in our opinion, solid character (considering not only an analysis of the borrower’s credit profile but also its reputation in the business community, among other factors);
●	borrowers that participate in key industries;
●	borrowers that are leaders or strong players in the industries where they participate;

●	clearly identify and quantify primary and secondary sources of repayment, with a bias towards operational cash flow;
●	transaction structures, including covenants and guarantees, which provide adequate protection; and
●	adequate pricing to properly compensate capital invested and market and credit risks incurred.

As part of our commercial banking activity, we make loans to public sector entities. For purposes of evaluating the extension of credit to public sector entities, our banks follow two criteria: (i) the loan must be used to finance an investment that has been approved by local authorities; and (ii) a source of repayment, primarily tax revenues, must be clearly identified.

For more information, see Note 4 of our audited consolidated financial statements.

Consumer Lending

Consumer lending represented 32.22% of the total gross loan portfolio as of December 31, 2023. However, our share of consumer lending and specialization by product varies across of our banks. As of December 31, 2023, Banco Popular’s consumer lending represented 65.25% of its total gross loan portfolio and is concentrated mainly in payroll loans (libranzas), a product in which it is the leader in Colombia. Consumer lending represented 60.11% at Banco AV Villas, 23.25% at Banco de Bogotá and 25.18% at Banco de Occidente. At Corficolombiana, 35.59% of total gross loans were consumer loans granted primarily by Promigas and its subsidiaries to its residential gas utility users.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest consumer lending authority at all banks, other than the Board of Directors, is the Consumer Management Committee or National Consumer Credit Committee.

For consumer banking, each bank has developed risk models designed to take into consideration the product offering. For example, Banco Popular, for which payroll loans represent 87.45% of the consumer loan portfolio, has developed a business model that, in addition to considerations on the borrower, includes an analysis on the credit and operational risks of the borrower’s employer supported with statistical origination and behavior models. Each bank has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of multiple view vintage analysis tools, which have allowed the origination of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. For example, Banco de Bogotá has a full-service consumer loan portfolio of credit cards, personal loans, payroll loans, automobile loans and overdrafts.

Mortgage Lending

Mortgage lending represented 9.93% of our total gross loan portfolio as of December 31, 2023, with Banco de Bogotá and Banco AV Villas being the highest share. Mortgage lending represented 12.27% and 17.49% of Banco de Bogotá’s and Banco AV Villas’ total gross loan portfolios, respectively, as of December 31, 2023.

Microcredit Lending

Microcredit loans represented 0.15% of the total gross loan portfolio as of December 31, 2023.

Credit Classification and Provisioning

Our banks are continually engaged in the determination of risk factors associated with their credit-related assets, through their duration, including restructurings. For such purposes, they have designed and adopted the credit risk administration system in accordance with Superintendency of Finance guidelines. The SARC (Sistema de Administración de Riesgo de Crédito) has integrated credit policies and procedures for the administration of credit risks, models of reference for the determination and calculation of anticipated losses, allowances for coverage of credit risks and internal control procedures.

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

Category	Approval	Commercial loan portfolio	Consumer loan portfolio
“AA”	New loans with risk rating at approval of “A”

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

Loss allowance

Grupo Aval’s banks regularly review their loan portfolio to evaluate for impairment; while determining if an impairment should be recorded with a charge to results of the year, management performs judgments for determining if there is observable data indicating a decrease in the estimated cash flow of the loan portfolio before the decrease in such flow may be identified for a particular loan of the portfolio.

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

For loans not considered individually significant, or for those credits individually significant but not impaired, loan loss allowances are calculated collectively using elements such as the historical loss rate, periodically updated data reflecting current economic conditions, performance trends of the industry, geographic concentrations of debtors within each portfolio of the segment and any other relevant information that may affect the payment. Grupo Aval’s banking subsidiaries also determine whether the credit risk (i.e., risk of default) of a financial instrument has increased significantly since initial recognition. They consider reasonable and supportable information that is relevant and available without undue cost or effort, including both quantitative and qualitative information and analysis based on their historical experience, expert credit assessment and forward-looking information.

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

For more information, see Note 4.1 Credit Risk.

Liquidity Risk Management

In each of our financial subsidiaries, the asset and liability management ALM team is responsible for managing the bank´s balance sheet and ensuring that the bank can meet its financial obligations. This includes managing the bank´s liquidity, interest rate risk, and other financial risks. The ALM team works closely with other teams within the bank, such as the treasury, risk management, and investment teams, to ensure that the bank´s overall risk profile is consistent with the risk appetite and regulatory requirement. The financing and liquidity models are decentralized and based on the autonomous management of each subsidiary. However, liquidity risk policies at the financial subsidiaries are compliant with guidelines established by the Superintendency of Finance and local regulators.

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

Grupo Aval's Colombian banking subsidiaries and Corficolombiana maintain as deposits in Colombian Central Bank or cash on hand to comply with the reserve requirements of the Colombian Central Bank and the Superintendency of Finance. Daily averages of these funds are taken into account to determine the compliance with reserve requirements. This requirement is 8% on demand and saving deposits, and 3.5% for time deposits with a term up to 18 months. For time deposits with tenors exceeding 18 months, the reserve requirement is 0%.

Following a strong rebound in 2022, the rise in inflation has become the main concern for Central Banks. The short-term and long-term rate volatility has driven asset management and risk areas to increase the priority of liquidity risk indicators monitoring. This has allowed decisions to be made in a timely manner, mitigating risk situations that could affect the stability of our entities.

Our Corporate risk unit and our subsidiaries’ risk units, monitor the behavior of our clients’ deposits daily. Our subsidiaries at the same time monitored and followed up on strategies to maintain liquidity at adequate levels.

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

During 2023, Grupo Aval’s financial subsidiaries in Colombia maintained adequate levels of high-quality liquid assets to meet the 30-day liquidity requirements, according to the methodology of the Superintendency of Finance. There is no evidence of any upcoming liquidity risk threat.  Notwithstanding the foregoing, the liquidity units of the financial subsidiaries have worked to measure the future impacts on the index considering the economic and commercial environment.

The following tables show the consolidated IRL Ratio as of December 31, 2023, and 2022 for each of our banks in Colombia and Corficolombiana, expressed in Ps billions and as a percentage:

	At December 31,
	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

	(in Ps billions)
IRL – 7 days	9,811	10,865	5,610	5,338	4,642	4,141	2,028	1,828	1,207	1,542
IRL – 30 days	2,569	6,446	1,816	1,921	1,526	1,589	993	488	661	866

	At December 31,
	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

	(in percentages)
IRL – 7 days	564	1,328	419	744	1,925	463	775	488	255	358
IRL – 30 days	127	222	133	145	145	143	174	127	150	168

Supervised entities are required to calculate and report weekly to the Superintendency of Finance a short-term liquidity risk indicator. The Liquidity Risk Indicator (IRL for its initials in Spanish) is calculated over periods of 7 and 30 days and should be at least 100 percent. During 2023, Grupo Aval’s Colombian banks complied with the regulatory minimum requirement.

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

Available stable funding (ASF) is defined as the sum of: (i) capital; (ii) preferred stock with maturity of equal to or greater than one year; (iii) liabilities with effective maturities of one year or greater multiplied by an ASF factor of 100%; and (iv) the portion of “stable” non-maturity deposits and/or term deposits with maturities of less than one year that would be expected to stay with the institution for an extended period in a stress scenario multiplied by an ASF factor between 0% and 90%.

The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, multiplied by its associated RSF factor. The total RSF is the sum of the corresponding weighted amounts. RSF factors are intended to approximate the amount of a specific asset that would have to be financed, either because it will be renewed, it could not be liquidated through its sale, or it is engaged in a money market operation, during a year without incurring in significant losses. That amount must be financed with ASF.

In accordance with the timeline specified in the 2019 publication, the CFEN became a minimum requirement of 100% in March 2022. The Superintendency of Finance issued External Circular 013 of 2023, which incorporated changes in the calculation of the CFEN indicator. These changes included (i) the definition and requirements applicable to operating deposits and the incorporation of these items as of the information cut-off date of September 30, 2025, (ii) instructions for demand deposits related to real estate, administration, and guarantee trust businesses, (iii) instructions for the temporary adoption of a 25% weighting factor for demand deposits of supervised financial entities and open investment collective funds (FICs) without a permanence covenant as of the cut-off date of September 30, 2023. For the latter, the factor applicable to these deposits will be 0% or 50% as of the information cut-off date of September 30, 2025, depending on whether they correspond to non-operating or operating deposits, respectively. In 2023, Grupo Aval's Colombian banks complied with the regulatory minimum requirement.

The following tables show the consolidated CFEN ratio for each of our banks in Colombia as well as for Corficolombiana, expressed as a percentage as of December 31, 2023, and 2022 as follows:

	At December 31, 2023
	Banco de Bogotá S.A.	Banco de Occidente S.A.	Banco Popular S.A.	Banco AV Villas S.A.	Corficolombiana S.A.
	(in Percentage)
CFEN	108.6	108.8	108.8	111.1	98.2

	At December 31, 2022
	Banco de Bogotá S.A.	Banco de Occidente S.A.	Banco Popular S.A.	Banco AV Villas S.A.	Corficolombiana S.A.
	(in Percentage)
CFEN	105.1	108.6	102.2	108.7	98.6

Market Risk Management

Market risk management focuses on the probability of changes in the value of the investment’s portfolios due to fluctuations in financial instruments’ prices. Market risk management systems are composed by a set of policies, procedures, and controls to identify, measure, monitor and control the sources of risk.

The holding company of Grupo Aval does not have material market risk on its own.  However, it monitors and oversees market risk at a consolidated entities level through reports received from its financial subsidiaries, which have the primary responsibility of managing their market risk. The financial subsidiaries present substantial market risk, primarily derived from the banks’ lending, trading and investment activities. The main sources of market risks to which financial subsidiaries are exposed to are interest rate risk, foreign exchange rate risk, variations in stock price risk and investment fund risk.

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

Risk managers in our entities must ensure that each business activity is performed in accordance with the financial subsidiaries policies. These policies and procedures are followed in market risk decision-making in all business units and activities. Financial subsidiaries have established a Market Risk Management System “Sistema de Administración de Riesgos de Mercado”, or SARM (for its initials in Spanish), which meets the requirements of the Superintendency of Finance. Each financial subsidiary is responsible for setting limits and monitoring market risk.

Market risk management employees at Grupo Aval and financial subsidiaries are responsible for:

●	identifying, measuring, managing and controlling market risk exposures inherent to their businesses;
●	analyzing exposures under stress scenarios;
●	confirming compliance with risk management policies, reporting deviation from such policies, and proposing changes to policies when required;
●	designing value securities and financial instruments methodologies; and
●	reporting trading instruments’ market risk levels to senior management on a daily basis.

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

Market risk areas use value at risk, or “VaR”, to measure their exposure to market risk in trading instruments. VaR is an estimate of the expected maximum loss in market value of a given portfolio over a time horizon at a specific confidence interval, subject to certain assumptions and limitations discussed below.

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

This model applies only to the banks’ investment portfolio and excludes investments at amortized cost and other specific non-trading positions included in the “Available for sale” portfolios. Total market risk is calculated daily by aggregating the VaR for each risk exposure category on a ten-day horizon using risk factors calculated in extreme market stress scenarios. VaR at month-end comprises part of the capital adequacy ratio calculation (as set forth in Decree 2555 of 2010). The Superintendency of Finance’s policy issues require financial subsidiaries to calculate VaR for the following risk factors: interest rate risk, foreign exchange rate risk, variations in stock price risk and fund risk; correlations between risk factors are not considered. The fluctuations in the portfolio’s VaR depend on volatilities determined by the Superintendency of Finance, duration, and changes in balances outstanding. The ten-day horizon is defined as the average time in which an entity could sell a trading position in the market. Moreover, the Superintendency of Finance has not made publicly available technical information on how it determines the volatilities used in this model, and only limited information is available. The volatilities used in the Superintendency of Finance’s model are of a similar magnitude to those observed in very high volatility or stress periods.

The VaR calculation for each parent company is the aggregate of the parent and its financial subsidiaries’ VAR, using, the standard methodology defined by the Superintendency of Finance.

●	Interest Rate Risk

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

●	Foreign Exchange Rate Risk

Financial subsidiaries use a sensitivity factor to calculate the probability of losses because of fluctuations in currencies in which they hold positions. Regulatory VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance as shown in the following table:

U.S. dollar	12.5%
Euro	11.0%
Other currencies	13.0%

Our banks’ exposure to foreign exchange rate risk arises mainly from changes in the U.S. dollar/peso exchange rate. Our banks use an approximation to estimate the risk in exchange-rate-related option positions based on delta, gamma and vega sensitivities, which is included in foreign exchange risk.

The foreign exchange rate risk VaR calculation under the standard model of the Superintendency of Finance includes the trading and non-trading book.

●	Equity Price Risk

In determining regulatory VaR variations in stock price risk, certain investments are excluded: (i) equity securities in financial institutions supervised by the Superintendency of Finance; and (ii) equity securities derived from corporate restructuring processes or received as in-kind payment for non-performing loans. In addition, as part of the solvency ratio calculation, equity securities in financial entities supervised by the Superintendency of Finance an in financial entities abroad that do not consolidate, are generally deducted from primary capital. Investments in entities that consolidate but are not supervised by Superintendency of Finance (non-financial investment), are included in VaR calculations.

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

●	Investment Fund Risk

Investment fund risk comes from temporary investment of cash in portfolios managed by trust companies. Investment fund risk VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance to be 14.7%.

The following tables show the Regulatory VaR calculation, for each subordinate on a consolidated basis and Porvenir, relating to of the risk factors described above and based on the Superintendency of Finance’s methodology (Regulatory VaR) for the years ended December 31,

2023, and 2022. The average, minimum and maximum levels are determined based on end-of quarterly calculations, using 4-quaterly data points of the year analyzed.

Banco de Bogotá

					At
					December 31,
	Year ended December 31, 2023				2022
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	440,804	428,765	440,804	423,347	440,531
Foreign exchange rate risk VaR	160,165	138,671	175,945	105,390	171,517
Variations in equity price risk VaR	37,830	12,573	37,830	3,891	3,870
Fund risk VaR	429	3,860	13,085	106	143,705
Total market risk VaR	639,228	583,869	667,664	532,734	759,623

Banco de Occidente

					At
					December 31,
	Year ended December 31, 2023				2022
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	217,031	205,998	251,416	179,858	173,355
Foreign exchange rate risk VaR	717	3,662	11,894	717	15,681
Variations in equity price risk VaR	—	—	—	—	—
Fund risk VaR	607	15,259	85,455	569	83,479

Banco Popular

					At
					December 31,
	Year ended December 31, 2023				2022
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	299,985	114,642	299,985	82,783	121,194
Foreign exchange rate risk VaR	7,221	6,783	7,759	5,050	5,796
Variations in equity price risk VaR	6,586	687	6,586	148	147
Fund risk VaR	22,926	16,714	22,926	7,255	20,548

Banco AV Villas

					At
					December 31,
	Year ended December 31, 2023				2022
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	46,209	65,592	86,967	46,209	84,749
Foreign exchange rate risk VaR	10	46	153	1	98
Variations in equity price risk VaR	—	—	—	—	—
Fund risk VaR	785	6,930	14,175	221	11,864

Porvenir

					At
					December 31,
	Year ended December 31, 2023				2022
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	18,822	24,500	38,914	12,190	29,363
Foreign exchange rate risk VaR	597	978	2,900	115	976
Variations in equity price risk VaR	1,973	2,347	3,091	1,710	2,541
Fund risk VaR	3,094	2,650	5,829	457	788

Corficolombiana

					At
					December 31,
	Year ended December 31, 2023				2022
	Period end	Average	Maximum	Minimum	Period end

	(in Ps millions)
Interest rate risk VaR	221,409	209,769	227,913	190,139	160,195
Foreign exchange rate risk VaR	4,381	16,757	24,799	4,381	23,090
Variations in equity price risk VaR	7,221	7,501	8,007	7,086	6,557
Fund risk VaR	7,057	8,187	9,856	7,057	692

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

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have been in the portfolio for many years and are intended to remain as permanent investments. At December 31, 2023 and 2022, the investments subject to regulatory VaR were the holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2023 and 2022.

	At December 31,
	2023			2022
	Investment			Investment
	subject to		Percentage	subject to
	Regulatory	Regulatory	of	Regulatory	Regulatory	Percentage of
	VaR	VaR	portfolio	VaR	VaR	portfolio
More than 36 months	43,765	6,433	100%	44,122	6,486	100%
Total	43,765	6,433	100%	44,122	6,486	100%

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

The following analysis estimates the impact of an accounting sensitivity of outstanding balances of financial assets and financial liabilities to variations in interest rates at December 31, 2023. The analysis assumes constant market parameters, without including the effects of discretional customer decisions and changes in macroeconomic fundamentals over financial assets and liabilities. In Colombia, the information referring to what is known as interest-rate risk in the banking book regulations (IRRBB) will come into effect in December 2024, in the meantime, as indicated, an accounting sensitivity exercise is performed. As a result, if interest rates were to increase 100 basis points, assuming no asymmetrical movement in yield curves and a constant structure of the Statement of Financial Position (no changes in maturities and assuming simultaneous repricing), net income before income tax expense for the year 2023 would have been Ps 255.0 billion higher, which represents 4% of net interest income of 2023 (2022: Ps 353.8 billion representing 4.6% of net interest income of 2022). Other comprehensive income in equity would have been Ps 518.2 billion lower at December 31, 2023 and Ps 538.4 billion lower at December 31, 2022, mainly because of a decrease in the fair value of fixed rate financial assets classified as fair value through OCI.

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

Interest Rate Risk in the Banking Book

In line with the requirements of the Basel Committee (BCBS-IRRBB), External Circular 025 of 2022 issued by the Superintendency of Finance for the management of interest rate risk in the banking book (RTILB) will oblige institutions to implement a reference framework (set of policies, limits, systems and controls) that will allow them to identify, measure, monitor and control these risks adequately.

In the qualitative aspect, the Circular establishes a series of Corporate Governance requirements focused on achieving an adequate separation of functions for the measurement, reporting and control of risks, documentation and validation of models and assumptions, as well as specific requirements for data quality assurance (governance, accuracy and integrity, completeness), information disclosure and regulatory reporting.

In the quantitative aspect, the Circular establishes a standardized model and the possibility of implementing internal models (with prior authorization from the SFC) with a total coverage of the banking book portfolio (figured out as everything that is not in the trading book), establishing specific requirements regarding the modeling of the different components and specifically in relation to the optionality contained in different products and the credit spread risk in the banking book (RSCLB). The Aval Banks must have the capacity to model different scenarios (regulatory and internal) in a flexible and timely manner, perform stress tests and model different balance sheet growth assumptions determining their impact on the Economic Value of Equity (EVE), Net Interest Margin (NIM) and Capital Adequacy.

On December 15, 2023, the subsidiary banks in Colombia submitted the Implementation Plan, which included the specific activities and the responsible parties.

The circular contemplates the reporting in the corresponding formats (EVE and NIM) the information at individual and consolidated level, on the following dates and conditions:

- Individual: Test period with the first submission in August 2024 (with information corresponding to June 2024) and regular reports starting with information corresponding to December 2024.

- Consolidated: Test period with the first submission in August 2025 (with information corresponding to June 2025) and regular reports starting with the information corresponding to December 2024.

- The remaining instructions come into effect on December 1, 2024.

In the specific case of interest rate risk management in the banking book, an adequate implementation of these requirements represents an opportunity to have a more profitable and effective balance sheet management.

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

The operational risk policies in Grupo Aval and financial subsidiaries are approved by the Board of Directors of each of them and are aimed at complying with the guidelines established by Superintendency of Finance. These guidelines require that we establish a system of operational risk management (SARO) that includes identification, measurement, control and monitoring of functions required to ensure adequate risk management..

As a part of the processes achieved in the management of operational risk the execution of missionary, strategic and support processes and implements the necessary controls to meet its obligations with clients, shareholders and other stakeholders. SARO’s management is complemented by the definition, implementation, testing and maintenance of the Business Continuity Plan, which is part of strengthening the operational risk control stage.

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

The Operational Risk Unit (URO) maintains its monitoring process to the risk profile of the entity, reports to senior management, and validated that risks levels are adequate and accepted.

Grupo Aval and its subsidiaries participate in the corporate operational risk management committee, made up of the heads of the Operational Risk Units of each financial subsidiary and Grupo Aval's risk management personnel. The main activities of this committee are as follows:

•reviewing, studying and updating corporate policies and guidelines for operational risk management.;

•coordinate the analysis of regulation and the impact in Grupo Aval's financial subsidiaries;

•identify and apply operational risk management best practices;

•Supervise the operational risk management systems of the financial subsidiaries, including corporate indicators and their results;

•coordinate the standardization of operational risk methodologies; and

•identify and implement operational risk management tools.

Grupo Aval and its subsidiaries adopted the guidelines established in the Basic Accounting and Financial Circular (CBCF) related to operational risk management, complying with the capital requirements for operational risk and integrating it into their solvency calculation.

For the determination of capital requirements for Operational Risk, the Value at Operational Risk (VeR RO) calculated in accordance with the instructions established in the Basic Accounting and Financial Circular (CBCF) is used. The credit institutions base their calculation on the standard method to determine the exposure to operational risk; currently the subordinates have operational risk event bases certified by the regulator, so the internal loss indicator (IPI) is determined based on this element.

In the case of the pension and severance fund management company, the Superintendency of Finance has established a different methodology in the same circular.

Below are the consolidated figures by Entity as of the end of December 2023 compared to 2022:

	At December 31, 2023		At December 31, 2022
Entity	Value	Basis Points of Regulatory Capital	Value	Basis Points of Regulatory Capital

	(in Ps millions)
Banco de Bogotá and subsidiaries	6,806	106	6,412	86
Banco de Occidente and subsidiaries	2,625	74	2,525	76
Banco Popular and subsidiaries	5,138	109	1,288	79
Banco AV Villas S.A.	1,064	117	909	88
Corficolombiana and subsidiaries	3,319	664	3,372	806
Porvenir S.A.	1,360	101	1,420	113

Business Continuity Management

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

The guidelines established by Grupo Aval's Corporate Business Continuity Committee aim to support compliance with business continuity requirements based on knowledge of the policies and activities developed by each entity. The main activities of this committee are as follows:

•Best practices in relation to business impact analysis (BIA), risk assessment, evaluation of critical suppliers, among others.

•Follow-up of compliance with corporate policy and guidelines.

•Monitoring of corporate indicators and follow-up of reports to Grupo Aval.

•Crisis management for each of the subsidiaries.

Furthermore, recovery and restoration strategies have been strengthened, increasing the levels of business resilience, and strengthening the continuity plans of the subsidiaries. Remote work has been an effective contingency strategy for Grupo Aval and its Subsidiary Entities with which it has responded in a timely manner to the needs of all stakeholders.

Risk of external transactional fraud

In order to strengthen the external transactional fraud prevention practices adopted by the subsidiaries and achieve a corporate approach, during 2023 a system for the management of External Transactional Fraud Risks was implemented, which seeks to collect the best practices for the mitigation of this type of risk. A Corporate Policy for the management of External Transactional Fraud Risk was established through which the guidelines on the matter were given, the corresponding Corporate Committee was created, in which the main cases identified in the entities are studied and the corporate indicators for the corresponding follow-up were established.

During 2023 our subsidiaries implemented the system of External Transactional Fraud Risk Management, under the best market practices for the mitigation of this type of risk and following a corporate approach.

The Corporate Policy of External Transactional Fraud Risk Management was published, which includes the corresponding Corporate Committee, set up to study the most significant cases identified in the entities and to establish corporate indicators for an appropriate follow-up.

Non-Financial Risk Review

Grupo Aval and its subsidiaries are committed to the preservation of integrity through compliance with applicable laws, regulations, and ethical standards in each of the markets in which we operate. All employees are expected to adhere to these laws, regulations and ethical standards and management of each subsidiary is responsible for ensuring such compliance. Compliance is an essential ingredient of good corporate governance.

The compliance function covers all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, consumer protection, antibribery and anticorruption, as well as compliance with the standards of the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) in some subsidiaries including the most significant from a quantitative perspective.

The compliance function is independent of the business areas in all our subsidiaries and promotes adherence to the rules, oversight requirements, principles, and values of good conduct through all our companies. The corporate governance structure at Grupo Aval establishes standards, policies and best practices that apply to each company to enforce the standard requirements, that business units should follow. The compliance or risk units in each subsidiary enforce the application of the corporate and internal policies providing advice and information in the interest of employees, customers, shareholders, and supervisors.

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

The compliance unit assists Senior Management at the entity level in identifying and assessing potential compliance issues as well as providing guidance to staff on compliance laws, rules, and standards, and performs a monitoring and reporting role. The legal departments or its equivalent in our subsidiaries have the primary responsibility for identifying and interpreting compliance laws, rules, and standards, and for aiding in drafting related policies and procedures. The internal audit units review the adequacy of controls established to ensure compliance with policies, plans, procedures, and business objectives, in accordance with the annual internal audit plan and legal requirements, as well as COSO 2013 as internal control framework.

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

In compliance with the regulations of the Superintendency of Corporations, our non-financial sector entities that are regulated by this superintendency, have implemented the control system for the prevention of the money laundering and financing of terrorism called SAGRILAFT (Sistema de Autogestión de Riesgo Integral de Lavado de Activos y Financiación del Terrorismo). A methodology for measuring the maturity level of the system to prevent money laundering and terrorist financing was defined, consisting of an annual self-evaluation that includes qualitative factors of the compliance program ranging from the control environment to monitoring the effectiveness of the controls.

Bimonthly Corporate Committees are held with the participation of the Compliance Officers of the principal entities. Through these instances, Grupo Aval ensures that best practices are adopted by the entities, and undertakes a periodic review of the methodology, risk factors and risks materializations. Depending on their impact an assessment is made in these committees to determine if there are gaps in the factors considered (ranging from policies, organization, knowledge of the client, identification of unusual operations, status of communications, acquisition, development and maintenance of systems, incident management, degree of compliance, strategy, government, and control architecture, among others) or improvement opportunities. Compliance Officers in each subsidiary are required to report periodically the main findings and assessment of the anti-money laundering risk to the Board of Directors.

All local financial subsidiaries and those in the non-financial sector that are required to implement the control system for the prevention of money laundering and financing of terrorism – SAGRILAFT, in compliance with local regulations, must report suspicious transactions to the UIAF (Unidad de Información y Análisis Financiero) of the Ministry of Finance.

Annually, each subsidiary must certify to Grupo Aval holding the degree of compliance with corporate policies and procedures for the calendar year that ends, based on program maturity goals. According to this, each of our subsidiaries must comply the standards defined by Grupo Aval, in addition to those set by applicable regulation.

Anti-bribery and anti-corruption

Grupo Aval has designed controls to safeguard that its employees act with integrity in all their dealings and strictly prohibits bribery and corruption in any form. Grupo Aval is committed to a policy of zero tolerance against corruption. Anti-corruption principles are stated in the Corporate Anti-Corruption Policy and are summarized below, based on the fundamental principle of zero tolerance:

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

We have designed a process of self-assessment and annual certification applicable to all the Grupo Aval subordinates which consists of evaluating the environment of control and the way in which each subordinate is mitigating the anti-corruption risks identified, with a special emphasis on donations, gifts, invitations, sponsorships, and TPI (third parties intermediaries) administration. The policies also apply to acquisitions and joint ventures.

Legal Risk

Each subsidiary’s legal department supports operational risk management in its area of expertise. These areas define and establish the necessary procedures to adequately control the legal risks inherent in financial subsidiaries’ operations, making sure legal risks are well mitigated and that the controls meet legal standards. It also analyzes and drafts contracts for operations carried out by the different business units.

With respect to the legal situation of each subsidiary, each legal department ensures that the allowances for contingencies have been appropriately created whenever required. Grupo Aval has assessed the relevant claims filed against it, based on the analysis and criteria of the lawyers in charge.

Regarding copyrights, Grupo Aval and each of its subsidiaries exclusively use software or licenses that have been legally acquired.

Details of the litigation filed against Grupo Aval are disclosed in Note 23 and 27 to our audited consolidated financial statements.

Conglomerate Risk

As of December 31, 2023, Aval Financial Conglomerate includes 28 Colombian and foreign entities that undertake activities under the supervision of the Superintendency of Finance (SFC).

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

To develop the guidelines established in the Risk Management Framework Policy of the Aval Financial Conglomerate, through MGR’s methodology, the aspects that the Financial Holding must consider for risks management of Financial Conglomerate’s risks are:

1.	Contagion Risk: Risk that results from the deterioration of the financial conditions of one or more of the entities belonging to a financial conglomerate, the stability of this or any of its entities will be compromised, or that of the financial system.

To assess this risk, Grupo Aval’s risk management unit, considers the relationships and exposures between entities of the conglomerate, and between these and their related entities or affiliates. Once those relationships are considered, through subject matter expert criteria and correlation analysis, it considers if also due to market perception and/or the potential materialization of reputational risk, those related entities can be affected by potential contagion. Reputational risk is defined broadly as: “risk arising from negative perception on the part of customers, counterparties, shareholders, investors, debt-holders, market analysts, other relevant parties or regulators that can adversely affect a bank’s ability to maintain existing, or establish new, business relationships and continued access to sources of funding”-Basel definition. This risk is understood by local regulators as the possibility of loss incurred by a financial conglomerate’s entity due to dispute, bad image, negative publicity, true or not, with respect to the same institution or its business practices, which causes loss of customers or decrease in income.

The materiality of the risk will depend, among other factors, on the amount, type, and frequency of interconnections that entities of the financial conglomerate have and those with which they relate.

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

As of December 31, 2023, financial conglomerate's risks management function was carried out in accordance with the defined policies, procedures, and methodologies.

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

The following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing preferred shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuances pursuant to a share dividend or share split declared by our company or an exchange of securities regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

1.	a fee of U.S.$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;
2.	a fee of U.S.$1.50 per ADR or ADRs for transfers of ADRs;
3.	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities (treating all such securities as if they were preferred shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
4.	an aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and will be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
5.	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our preferred shares or other deposited securities (which charge will be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);
6.	stock transfer or other taxes and other governmental charges;
7.	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
8.	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
9.	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and
10.	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

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

For the year ended December 31, 2023 we received U.S.$0.06 million in payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.          Defaults

No matters to report.

B.          Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Material modifications to instruments

Not applicable.

B.          Material modifications to rights

Not applicable.

C.          Withdrawal or substitution of assets

Not applicable.

D.          Change in trustees or paying agents

Not applicable.

E.          Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.          Disclosure controls and procedures

As of December 31, 2023, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of our disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes, in accordance with generally accepted accounting principles. These include those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of and any evaluation of effectiveness of the internal controls in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have adapted our internal control over financial reporting based on the guidelines set by the Internal Control – Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Officer and our Chief of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the guidelines set forth by the COSO 2013.

Based on this assessment, management believes that, as of December 31, 2023, its internal control over financial reporting was effective.

C.          Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2023, has been audited by KPMG, an independent registered public accounting firm. KPMG’s Report of Independent Registered Public Accountant Firm appears on page F-2.

D.          Changes in internal control over financial reporting

There was no significant change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

The Board of Directors has determined that Fabio Castellanos Ordóñez is an audit committee financial expert. All members of our audit committee, including Esther América Paz Montoya, Luis Fernando López Roca, Fabio Castellanos Ordóñez, and the alternates Andrés Escobar Arango, Jorge Silva Lujan and José Mauricio Salgar are independent audit committee members under the standards of the New York Stock Exchange, which applies the audit committee independence requirements of the Securities and Exchange Commission.

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

ITEM 16C. Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2023	2022

	(In Ps millions)
Audit fees	30,857	32,508
Audit-related fees	—	—
Tax fees	61	56
All other fees paid	—	—

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 30,857 million and Ps 32,508 million for the years 2023 and 2022, respectively.

Additionally, tax fees paid, which include other consultancy fees different from audit and audit-related fees, totaled Ps 61 million and Ps 56 million for the years ended 2023 and 2022, respectively.

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

The Audit Committee is regularly informed of all fees paid to the auditing firms by our company.

ITEM 16D. Exemptions from the listing standards for audit committees

All the members of our audit committee satisfy the independence requirements of the NYSE applicable to foreign private issuers.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

Grupo Aval may repurchase its shares only with retained earnings. On the other hand, Colombian law prohibits the repurchase of shares of entities under the comprehensive supervision of and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance. As such, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir and their respective financial subsidiaries are not permitted to repurchase their shares or Grupo Aval’s shares.

The following table presents the number of our preferred shares approved for purchase by our company or by “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended):

			Total Number of Shares	Maximum Number of
			Purchased as Part of	Shares that May Yet be
	Total Number of Shares	Average Price Paid per	Publicly Announced Plans	Purchased Under the Plans or
Period	Purchased	Share	or Programs	Programs
January, 2023	12,790,924	568	12,790,924	628,013,290
February, 2023	16,802,401	566	16,802,401	611,210,889
March, 2023	19,800,932	550	19,800,932	591,409,957
April, 2023	12,914,905	586	12,914,905	578,495,052
May, 2023	—	—	—	578,495,052
June, 2023	—	—	—	578,495,052
July, 2023	—	—	—	578,495,052
August, 2023	—	—	—	578,495,052
September, 2023	—	—	—	578,495,052
October, 2023	—	—	—	578,495,052
November, 2023	—	—	—	578,495,052
December, 2023	—	—	—	578,495,052

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

Grupo Aval, as a listed company that qualifies as a foreign private issuer under the NYSE listing standards in accordance with the NYSE corporate governance rules is permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. We follow corporate governance practices applicable to Colombian companies and those described in our Corporate Governance Code, which in turn follow Colombian corporate governance rules. The Corporate Governance Code is available at Grupo Aval’s website at www.grupoaval.com. Information on our website is not incorporated into this annual report.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

ITEM 16J. Insider Trading Policies

We have adopted a Securities Trading Policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Securities Trading Policy is included as an exhibit to this annual report. Since its effective date, we have not waived compliance with our statement of trading policies

ITEM 16K. Cybersecurity

At Grupo Aval and its subsidiaries, cybersecurity risk management is an integral part of our overall enterprise risk management program by establishing policies, methodologies, and procedures. Our corporate cybersecurity risk management program is designed to align with local regulation, some international standards and industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed by third-party service providers, and facilitate coordination across different areas of our entities. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies, and informing management and our boards of directors of material cybersecurity threats and incidents. We and our financial subsidiaries also engages third-party security experts for risk assessment and system enhancements. In addition, our cybersecurity team provides training to all employees annually.

The Board of Directors of the financial subsidiaries have overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to Cybersecurity and Information Security committee and their equivalents of the Board of Directors. Grupo Aval and its subsidiaries have other high-level committees in charge of monitoring cybersecurity risk. The Cybersecurity and Information Security committee and their equivalent in the financial subsidiaries are responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The Cybersecurity and Information Security committee or Cybersecurity teams and their equivalents also reports material cybersecurity risks to their full Board of Directors and to the Corporate Vice presidency of Risk and Compliance of Grupo Aval.

At Grupo Aval the Board of Directors’ delegates cybersecurity risk management oversight to a member of the Board, who is responsible for ensuring the processes and program in corporative level and report to the board material cybersecurity issues and risks. Management of Grupo Aval and the financial subsidiaries is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our corporate cybersecurity programs are under the direction of our Corporate Vice presidency of Risk and Compliance and Corporative Vice president Information Technology who receive reports from the cybersecurity team of the subsidiaries and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Corporate Vice Presidents of Risk and Compliance and Corporative Vice president Information Technology dedicated personnel are certified and experienced information systems security professionals and information security managers with many years of experience.

Management, including the Vice presidents of Risk and Compliance and the cybersecurity team and their equivalents in our financial subsidiaries, regularly update their Boards of Directors and Cybersecurity and Information Securities committee on the companies’ cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports semi-annually or quarterly in some subsidiaries that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—Risk Factors—Other Risks Relating to Our Businesses—We are subject to cybersecurity threats,” “Item 3. Key Information—Risk Factors—Other Risks Relating to Our Businesses—Failure of our information systems could materially and adversely affect the effectiveness of our risk management and internal control processes as well as our results of operations and financial condition” and “Item 4. Information on the company—Other corporate information—Cybersecurity” in this annual report on Form 20-F.

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

8.1	Subsidiaries of the registrant.

11.1	Securities Trading Policy

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Grupo Aval Clawback Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF 104.	Inline XBRL Taxonomy Extension Definition Linkbase Document Inline XBRL Cover Page Interactive Data File (embedded within the Inline XBRL document).

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Grupo Aval.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Aval Acciones y Valores S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aval Acciones y Valores S.A. and subsidiaries (Grupo Aval) as of December 31, 2023 and 2022, the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, Grupo Aval maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

(i)	Assessment of the loss allowance on the loan portfolio

As discussed in Notes 4.1.5 and 11 to the consolidated financial statements, Grupo Aval’s loss allowance for its loan portfolio was 10,035,715 million of Colombian pesos as of December 31, 2023. The Group measures the loss allowance for its loan portfolio at an amount equal to lifetime Expected Credit Losses (ECL), except for those loans that have not experienced a Significant Increase in Credit Risk (SICR) since their initial recognition for which Grupo Aval calculates a twelve-month ECL. The loss allowance for the loan portfolio reflects a probability weighted outcome that considers multiple economic scenarios based on forecasts of future economic conditions and is determined as a function of Grupo Aval’s estimate of the Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) of each loan. Grupo Aval uses complex models which incorporate inputs and assumptions that require knowledge of the market and experience in the industry.

We identified the assessment of the loss allowance for the loan portfolio as a critical audit matter. Significant auditor judgment was required because there is a high degree of measurement uncertainty due to significant judgments inherent to the methodology, including judgments on forward-looking information. Assessment of the loss allowance on the loan portfolio required significant auditor attention and complex auditor judgment; as well as, specialized skills and industry knowledge.

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

As discussed in Notes 2.20, 5 and 16 to the consolidated financial statements Grupo Aval has
3,830,916 million of Colombian pesos of financial assets arising from concession contracts which are measured at fair value and classified as level 3 and 7,964,822 million of Colombian pesos of intangible assets derived from concession contracts in the construction phase as of December 31, 2023. Grupo Aval is party to concession arrangements with the Colombian Government for the construction and subsequent maintenance of infrastructure, for a given period of time. In exchange Grupo Aval is entitled to receive direct payments from the government and / or fees charged to the end users of the infrastructure. During the construction phase Grupo Aval recognizes revenue and a financial asset for payments that are unconditionally guaranteed, and / or an intangible asset for payments which are linked to the use of the infrastructure. Performance obligations related to the construction services are satisfied over time and the amount of revenue recognized is dependent on the stage of completion of the construction services and the fair value of the asset being recognized. Grupo Aval has designated some of the financial assets related to concession arrangements to be measured at fair value through profit or loss subsequent to initial recognition.

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

April 16, 2024

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

As of December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes		2023		2022
Assets
Cash and cash equivalents	6, 7	Ps.	18,597,861	Ps.	17,032,857

Trading assets	6, 8		15,451,121		11,841,407
Investment securities	6, 9		34,425,693		33,674,477
Hedging derivative assets	6, 10		48,662		20,854

Loans:	4.1, 6, 11
Commercial			107,440,424		110,742,842
Consumer			59,999,611		59,419,444
Mortgages			18,486,206		17,883,355
Microcredit			277,529		267,720
			186,203,770		188,313,361
Loss allowance	4.1.5		(10,035,715)		(9,197,514)
Total loans, net			176,168,055		179,115,847

Other accounts receivable, net	6, 12		25,617,225		23,380,573
Non-current assets held for sale	13		101,184		92,830
Investments in associates and joint ventures	14		1,290,683		1,423,343

Tangible assets:	15
Property, plant and equipment for own-use and given in operating lease, net			4,521,792		4,812,254
Right-of-use assets			1,336,957		1,329,594
Investment properties			906,469		880,963
Biological assets			230,672		212,630
			6,995,890		7,235,441
Intangibles
Concession arrangement rights	16		13,557,267		13,242,706
Goodwill	17		2,202,222		2,248,217
Other intangible assets	18		2,382,427		2,040,158
			18,141,916		17,531,081

Income tax assets:	19
Current			2,596,837		1,782,658
Deferred			1,280,912		1,851,218
			3,877,749		3,633,876

Other assets			465,557		608,650
Total assets		Ps.	301,181,596	Ps.	295,591,236

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position, continued

As of December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes		2023		2022
Liabilities and equity
Liabilities

Trading liabilities	6, 8	Ps.	2,154,361	Ps.	1,757,606
Hedging derivative liabilities	6, 10		217,566		3,568

Customer deposits:	20
Checking accounts			23,809,859		25,932,053
Savings accounts			71,149,883		74,293,894
Time deposits			86,597,460		72,273,697
Other			430,194		841,505
			181,987,396		173,341,149

Financial obligations:	21
Interbank borrowings and overnight funds			15,081,920		9,087,921
Borrowings from banks and others			22,218,460		30,309,358
Bonds issued			23,427,826		28,362,221
Borrowings from development entities			4,813,133		4,357,275
			65,541,339		72,116,775

Provisions:	23
Legal related			217,689		229,193
Non legal related			865,594		997,978
			1,083,283		1,227,171

Income tax liabilities:	19
Current			268,347		228,817
Deferred			5,546,640		5,062,670
			5,814,987		5,291,487
Employee benefits	22		907,808		890,019
Other liabilities	24		11,954,440		10,141,802
Total liabilities			269,661,180		264,769,577

Equity
Owners of the parent:	25
Subscribed and paid-in capital			23,744		23,744
Additional paid-in capital			9,571,374		9,571,374
Retained earnings			7,731,773		8,018,417
Other comprehensive income			(544,219)		(1,146,565)
Equity attributable to owners of the parent			16,782,672		16,466,970
Non-controlling interests	26		14,737,744		14,354,689
Total equity			31,520,416		30,821,659
Total liabilities and equity		Ps.	301,181,596	Ps.	295,591,236

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Income

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	For the years ended
Continuing operations	Notes		2023		2022		2021
Interest income calculated using the effective interest method
Loan portfolio	11	Ps.	26,534,115	Ps.	17,559,516	Ps.	11,882,144
Investments in debt securities			2,385,289		1,843,516		909,265
Total interest income			28,919,404		19,403,032		12,791,409

Interest expense	21.3
Deposits			(16,214,226)		(7,756,432)		(2,637,945)
Financial obligations			(6,418,204)		(3,907,963)		(2,022,885)
Total interest expense			(22,632,430)		(11,664,395)		(4,660,830)
Net interest income			6,286,974		7,738,637		8,130,579

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable			(4,751,039)		(3,120,403)		(3,192,335)
Other financial assets			12,871		(16,723)		(660)
Recovery of charged-off financial assets			555,774		643,978		471,912
Net impairment loss on financial assets			(4,182,394)		(2,493,148)		(2,721,083)
Net interest income, after impairment losses			2,104,580		5,245,489		5,409,496

Income from commissions and fees			4,356,336		3,874,439		3,795,929
Expenses from commissions and fees			(1,003,813)		(970,676)		(731,742)
Net income from commissions and fees	28		3,352,523		2,903,763		3,064,187

Income from sales of goods and services			11,223,556		12,141,327		10,450,914
Costs and expenses of sales goods and services			(8,005,597)		(7,596,231)		(7,351,979)
Gross profit from sales of goods and services	28		3,217,959		4,545,096		3,098,935

Net trading (loss) income	29		(916,049)		1,559,626		922,281
Net income from other financial instruments mandatorily at FVTPL	16		323,685		278,751		270,095
Other income	30		3,751,306		(848,571)		389,680
Other expenses	30		(8,346,454)		(7,409,783)		(6,790,056)

Net income before tax expense			3,487,550		6,274,371		6,364,618
Income tax expense	19		(1,310,434)		(2,271,404)		(2,323,428)
Net income from continuing operations		Ps.	2,177,116	Ps.	4,002,967	Ps.	4,041,190

Net income from discontinued operations, net of tax	1.1		—		866,166		1,627,312
Net income for the year		Ps.	2,177,116	Ps.	4,869,133	Ps.	5,668,502

Net income attributable to owners of the parent
Net income for the period from continuing operations			739,003		1,888,895		2,179,180
Net income for the period from discontinued operations, net of tax	1.1		—		593,990		1,118,556
Owners of the parent	25	Ps.	739,003	Ps.	2,482,885	Ps.	3,297,736

Net income attributable to non-controlling interests
Net income for the period from continuing operations			1,438,113		2,114,072		1,862,010
Net income for the period from discontinued operations, net of tax	1.1		—		272,176		508,756
Non-controlling interests	26	Ps.	1,438,113	Ps.	2,386,248	Ps.	2,370,766
Net income for the year		Ps.	2,177,116	Ps.	4,869,133	Ps.	5,668,502

Net income per share basic and diluted (in Colombian pesos, see note 25)			31.12		107.29		148.01

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Other Comprehensive Income

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	Notes		2023		2022		2021
Net income for the year		Ps.	2,177,116	Ps.	4,869,133	Ps.	5,668,502
Other comprehensive income
Items that will be reclassified to profit or loss
Net gain (loss) on hedges of net investments in foreign operations:	10, 25.5
Hedged items			(797,514)		(6,675,329)		2,565,637
Hedging derivative instrument			—		4,051,499		(403,983)
Hedging non-derivative instrument			760,997		2,549,821		(1,198,919)
Cash flow hedges	10, 25.5		(35,923)		(2,396)		7,980
Foreign currency translation differences from unhedged foreign operations	25.5		(409,671)		1,356,213		(180,798)
Unrealized gains (losses) on securities at FVOCI
Debt financial instruments	9, 25.5		1,795,666		(2,187,495)		(1,346,315)
Investments in associates and joint ventures	14, 25.5		(35,892)		81,730		(846)
Income tax expense	19, 25.5		(818,733)		(1,926,071)		1,089,263
			458,930		(2,752,028)		532,019

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property	25.5		(1,963)		461		4,718
Unrealized gains (losses) on equity securities at FVOCI	9.4, 25.5		156,383		(439,150)		(110,397)
Actuarial (losses) gains from defined benefit pension plans	22, 25.5		(56,324)		95,819		61,665
Income tax expense	19, 25.5		5,501		(67,977)		(35,246)
			103,597		(410,847)		(79,260)

Other comprehensive income, net of taxes	25.5	Ps.	562,527	Ps.	(3,162,875)	Ps.	452,759
Total comprehensive income, net of taxes		Ps.	2,739,643	Ps.	1,706,258	Ps.	6,121,261

Total comprehensive income for the year attributable to:
Owners of the parent			1,341,349		219,138		3,552,905
Non-controlling interests			1,398,294		1,487,120		2,568,356
		Ps.	2,739,643	Ps.	1,706,258	Ps.	6,121,261

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Changes in Equity

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

									Equity
	Subscribed		Additional		Appropriated		Other		attributable to		Non-
	and paid-in		paid – in		retained		comprehensive		owners of the		controlling
	capital		capital		earnings		income (OCI)		parent		interest (NCI)		Total equity
Balance at January 1, 2021	Ps.	22,281	Ps.	8,470,870	Ps.	11,302,134	Ps.	862,013	Ps.	20,657,298	Ps.	14,782,259	Ps.	35,439,557
Issuance of shares		—		—		—		—		—		120		120
Dividends declared in cash (1)		—		—		(1,203,175)		—		(1,203,175)		(870,500)		(2,073,675)
Equity transactions		—		19,929		—		—		19,929		(19,929)		—
Preferred shares		—		—		(14,302)		—		(14,302)		(310)		(14,612)
Effect of realization		—		—		6,738		—		6,738		3,567		10,305
Other comprehensive income		—		—		—		255,169		255,169		197,590		452,759
Withholding Tax over dividends		—		—		(5,740)		—		(5,740)		(5,569)		(11,309)
Net income		—		—		3,297,736		—		3,297,736		2,370,766		5,668,502
Balance at December 31, 2021	Ps.	22,281	Ps.	8,490,799	Ps.	13,383,391	Ps.	1,117,182	Ps.	23,013,653	Ps.	16,457,994	Ps.	39,471,647
Issuance of shares		1,463		1,082,307		—		—		1,083,770		572,085		1,655,855
Dividends declared in shares (1)		—		—		(1,083,770)		—		(1,083,770)		(572,008)		(1,655,778)
Dividends declared in cash (1)		—		—		(119,405)		—		(119,405)		(550,390)		(669,795)
Equity transactions		—		(1,732)		—		—		(1,732)		(13,359)		(15,091)
Spin Off (2)		—		—		(6,638,961)		—		(6,638,961)		(3,019,613)		(9,658,574)
Effect of realization		—		—		(5,188)		—		(5,188)		(2,312)		(7,500)
Other comprehensive income		—		—		—		(2,263,747)		(2,263,747)		(899,128)		(3,162,875)
Withholding Tax over dividends		—		—		(535)		—		(535)		(4,828)		(5,363)
Net income		—		—		2,482,885		—		2,482,885		2,386,248		4,869,133
Balance at December 31, 2022	Ps.	23,744	Ps.	9,571,374	Ps.	8,018,417	Ps.	(1,146,565)	Ps.	16,466,970	Ps.	14,354,689	Ps.	30,821,659
Dividends declared in cash (1)		—		—		(1,025,718)		—		(1,025,718)		(1,014,789)		(2,040,507)
Effect of realization		—		—		1,423		—		1,423		317		1,740
Other comprehensive income		—		—		—		602,346		602,346		(39,819)		562,527
Deconsolidation of entities		—		—		(1,041)		—		(1,041)		(914)		(1,955)
Withholding Tax over dividends		—		—		(311)		—		(311)		147		(164)
Net income		—		—		739,003		—		739,003		1,438,113		2,177,116
Balance at December 31, 2023	Ps.	23,744	Ps.	9,571,374	Ps.	7,731,773	Ps.	(544,219)	Ps.	16,782,672	Ps.	14,737,744	Ps.	31,520,416

(1)	See note 25.2 “Declared Dividends”.
(2)	See note 1.1. “Discontinued operations of BAC Holding”.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	Notes		2023		2022 (1)		2021 (1)
Cash flows from operating activities:
Net income before income tax		Ps.	3,487,550	Ps.	6,274,371	Ps.	8,520,297

Reconciliation of net income before taxes and net cash (used) provided by operating activities:
Depreciation of tangible assets and right-of-use assets	15, 28, 30		557,062		559,875		886,949
Amortization of intangible assets	28, 30		594,109		530,625		559,403
Impairment losses on loans and other accounts receivable	4.1.5, 28		4,802,074		3,179,476		4,551,160
Net interest income			(6,286,974)		(7,738,637)		(12,728,861)
Accrued dividends	30		(126,274)		(119,888)		(159,122)
Net gains on sales of non-current assets held for sale	30		(47,994)		(9,687)		(33,046)
Gain on sale of property plant and equipment for own-use			(344,742)		(140,229)		(23,436)
Loss on sale of investment property			22,177		17,305		9,964
Gain on biological assets			(10,467)		(13,041)		(34,635)
Valuations and interest from concession agreements			(3,916,465)		(5,136,704)		(4,158,048)
Foreign exchange losses (gains)	30		(2,253,925)		1,825,718		(87,235)
Profit of equity accounted on investments in associates and joint ventures	14, 30		(371,397)		(372,777)		(300,217)
Net (gains) or losses on fair value adjustments of:
Derivatives	29		2,581,132		(1,529,855)		(798,187)
Non-current assets held for sale	13		268		76		3,874
Investment properties	15		(84,958)		(55,930)		(22,775)
Biological assets	15		(18,601)		(56,859)		(28,546)

Changes in operating assets and liabilities:
Trading assets			(2,764,761)		545,497		696,846
Other accounts receivable			(975,734)		(2,376,815)		(617,745)
Derivatives			(2,091,326)		1,379,945		43,979
Other assets			(78,251)		121,837		(316,886)
Other liabilities and provisions			1,434,088		462,871		1,912,622
Employee benefits			(27,517)		7,928		(8,388)
Loans			(7,600,446)		(27,840,725)		(16,024,938)
Customer deposits			15,352,172		17,835,153		6,916,177
Interbank borrowings and overnight funds			5,881,960		(1,352,653)		3,218,258
Borrowings from development entities			(240,498)		408,018		(1,898)
Borrowings from banks and others			(3,864,609)		8,719,782		3,509,251
Interest received			26,104,288		16,944,928		19,423,325
Interest paid			(21,529,719)		(10,608,415)		(7,091,527)
Interest paid on leases			(202,362)		(146,275)		(168,966)
Income tax paid			(1,974,359)		(1,537,039)		(1,746,019)
Net cash provided (used in) operating activities		Ps.	6,005,501	Ps.	(222,124)	Ps.	5,901,630

1 - See note 1.1, Information was not modified with respect to previous years.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2023, 2022 and 2021, continued

(Amounts expressed in millions of Colombian pesos)

	Notes		2023		2022 (1)		2021 (1)
Cash flows from investing activities:
Acquisition of property, plant and equipment for own use and operating lease	15	Ps.	(589,071)	Ps.	(519,368)	Ps.	(664,506)
Acquisition of investment property	15		(163)		(2,266)		(876)
Additions of cost of biological assets	15		(26,118)		(28,368)		(27,213)
Capitalization and payments in concession contracts			853,778		452,612		(994,639)
Additions of others intangibles assets			(683,457)		(598,177)		(569,920)
Acquisition of investments at FVOCI			(24,353,596)		(21,008,926)		(41,292,437)
Proceeds from sale of investments at FVOCI			25,675,840		23,492,758		35,457,164
Proceeds from sale of own property and equipment			76,699		72,991		76,726
Proceeds from sale of investment properties			111,542		76,306		67,463
Proceeds from sale of biological assets			37,144		40,624		58,083
Proceeds from sale of non-current assets held for sale			61,652		41,635		76,846
Purchases of financial assets at amortized cost			(8,016,108)		(6,914,604)		(5,743,019)
Redemptions of financial assets at amortized cost			8,219,792		6,403,372		6,589,962
Dividends received from investments			477,568		411,369		368,964
Acquisition of investments in associates	14		(2,433)		(7,267)		(4,539)
Capitalized leasing cost			(132)		(690)		—
Proceeds from sale of investments in associates	1.1		—		2,645,914		—
Deconsolidation of entities			(2,290)		—		—
Discontinued operation	1.1		—		(17,570,390)		—
Net cash Provided (used) in investing activities		Ps.	1,840,647	Ps.	(13,012,475)	Ps.	(6,601,941)

Cash flows from financing activities:
Dividends paid to shareholders	21.4		(766,537)		(414,267)		(1,230,841)
Dividends paid to non-controlling interest	21.4, 26		(915,933)		(615,177)		(913,356)
Issuance of debt securities	21.4		2,609,994		695,136		2,931,280
Payment of outstanding debt securities	21.4		(4,072,742)		(7,837,898)		(1,631,318)
Leases	21.4		(391,667)		(383,472)		(472,084)
Redemption of preferred shares	21.4		—		—		(29,751)
Equity transaction	21.4		—		(15,014)		120
Net cash used in financing activities			(3,536,885)		(8,570,692)		(1,345,950)
Effect of foreign currency changes on cash and cash equivalents			(2,744,259)		3,588,921		4,663,555
Decrease in cash and cash equivalents from discontinued operations	1.1		—		(1,393,602)		—
Increase (decrease) in cash and cash equivalents			1,565,004		(19,609,972)		2,617,294
Cash and cash equivalents at beginning of year	7	Ps.	17,032,857	Ps.	36,642,829	Ps.	34,025,535
Cash and cash equivalents at end of year	7	Ps.	18,597,861	Ps.	17,032,857	Ps.	36,642,829
1.	See note 1.1, information was not modified with respect to previous years.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

When preparing its consolidated financial statements, Grupo Aval Acciones y Valores S.A., directly consolidates the following entities:

Banco de Bogotá S.A.

Banco de Bogotá S.A., in which Grupo Aval holds 68.93% of the voting rights and 68.93% of the ownership interest as of December 31, 2023; was established as a bank on November 15, 1870. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Bogotá is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents details of Banco de Bogotá’s most significant subsidiaries which are indirectly consolidated by Grupo Aval as of December 31, 2023:

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

(*) Discontinued operations of BAC Holding Corp. (BAC Holding) (see note 1.1.)

(**)      During September 2021, as part of the strategic reorganization that Banco de Bogotá and its subsidiaries have been carrying out, by transferring the control of MFG to Banco de Bogotá, through a new holding company established in Panama named Multi Financial Holding (MFH), whose only shareholder is Banco de Bogotá with a 100% stake. MFH received a 99.57% interest in MFG, becoming its direct parent. This transaction had no effect on the consolidated financial statements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Banco de Occidente S.A.

Banco de Occidente S.A., in which Grupo Aval holds 72.27% of the voting rights and 72.27% of the ownership interest  as of December 31, 2023; was established as a banking entity on April 30, 1965. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Occidente is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco de Occidente’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as of December 31, 2023:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Fiduciaria de Occidente S.A.	Management of trust funds.	Bogotá, Colombia	94.98%	70.86%
Banco de Occidente (Panamá). S.A.	Commercial banking services.	Panamá, Republic of Panamá	95.00%	68.66%
Occidental Bank Barbados Ltd.	Commercial banking services.	Barbados	100%	72.27%

Banco Popular S. A.

Banco Popular S. A., in which Grupo Aval holds 93.74% of the voting rights and 93.74% of the ownership interest as of December 31, 2023; was established as a banking entity on July 5, 1950. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. Its commercial purpose is to participate in and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

On November 22, 2023, Grupo Aval, Banco de Bogotá S.A., Banco de Occidente S.A. and Banco Popular S.A., entered into a shareholders’ agreement pursuant to which Banco Popular S.A. will act as the controlling entity of Corporación Financiera Colombiana S.A. ("Corficolombiana S.A.") according to the terms of articles 260 and 261 of the Colombian Code of Commerce, as well as the requirements established in IFRS 10. The execution of the aforementioned agreement does not entail any change in the share ownership of Corficolombiana currently held by the parties to the agreement, nor any modification of the beneficial owner of Corficolombiana

The following table presents the details of Banco Popular’s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2023:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Alpopular S.A.	Conservation and custody of documents; transportation of products at national and international levels.	Bogotá, Colombia	71.10%	66.65%
Fiduciaria Popular S.A.	Management of trust funds.	Bogotá, Colombia	94.85%	88.91%
Corporación Financiera Colombiana – Corficolombiana S.A. (1)	Active management of a stock pipeline through controlled and uncontrolled investments in strategic sectors including infrastructure, energy and gas, agribusiness and hotels.	Bogotá, Colombia	55.73%	40.53%
(1)	Corficolombiana S.A. (in which Grupo Aval and its subsidiaries own 55.73% of the aggregate voting rights and Grupo Aval has 40.53% of the ownership interest as of December 31, 2023.)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Corficolombiana is a merchant bank authorized to operate by the Superintendency of Finance by the resolution of October 18, 1961. Corficolombiana´s core business is the active management of an equity portfolio through controlling and non-controlling investments in key strategic sectors that including infrastructure, energy and gas, agribusiness and hotels.

The following table presents the details of Corficolombiana´s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2023:

				Total
			Total voting	ownership
Main Indirect Subsidiaries			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Promigas S.A. E.S.P.	Transportation and distribution of natural gas.	Barranquilla, Colombia	50.88%	20.62%
Colombiana de Licitaciones y Concesiones S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
Estudios y Proyectos del Sol S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
Proyectos y Desarrollos Viales del Pacífico S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
Concesionaria Vial Del Oriente S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
Concesionaria Vial Del Pacifico S.A.S.	Infrastructure projects.	Sabaneta Antioquia	100%	40.53%
Estudios, Proyectos e Inversiones de los Andes S.A.S. y subsidiarias	Infrastructure projects.	Bogotá, Colombia	100%	40.52%
CFC Gas Holding S.A.S.	Investment Company	Bogotá, Colombia	100%	40.53%

Banco Comercial AV Villas S. A.

Banco Comercial AV Villas S. A., in which Grupo Aval holds 80.39% of the voting rights and 79.87% of the ownership interest as of December 31, 2023; was incorporated as a banking entity on October 24, 1972. It was authorized to operate under the terms of the renewal resolution No. 3352 dated August 21, 1992 issued by the Superintendency of Finance. The commercial purpose of Banco AV Villas is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements imposed by Colombian laws and regulations.

The following table presents the details of Banco AV Villas’ subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2023:

Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
A Toda Hora S.A. ATH	ATM network services and maintenance	Bogotá, Colombia	100%	78.93%

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Porvenir S.A., in which Grupo Aval and its subsidiaries own 100% of the aggregate voting rights and Grupo Aval has an economic interest of 75.76% as of December 31, 2023, was established by Public Deed No. 5307 of Notary 23 of Bogotá on October 23 of 1991, it has an operating permit granted by the Financial Superintendence of Colombia through Resolution number 3970 of October 30, 1991; Porvenir is an administrator of pension and severance funds authorized by law.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The following table presents the details of Porvenir’ subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2023:

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

Legal and regulatory restrictions

Grupo Aval and its Colombian subsidiaries are subject to the following restrictions to transfer profits or perform transactions, in accordance with the legal requirements in Colombia:

●	Before distributing any dividends to their shareholders, the companies should assign 10% of their profits to a legal reserve until the reserve equals 50% of paid-in capital.
●	The subsidiaries of Grupo Aval that operate in the financial sector in Colombia may not grant loans to a counterpart that exceed 10% of their regulatory capital if the loan is unsecured or 25% if it is granted with an acceptable security or third-party guarantee, as per Superintendency of Finance rules. There is an exception to this rule that extends the maximum quota up to 25% (without guarantee) when it comes to loans to fourth generation roads “4G” infrastructure projects. These same limits apply to companies which are not part of Grupo Aval.
●	Pursuant to article 2.1.2.1.8 of Decree 2555 of 2010, banks in Colombia have a lending limit of 30% of their regulatory capital with respect to loans granted to financial entities. These same limits apply all financial entities.

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

NOTE 1.1 DISCONTINUED OPERATIONS OF BAC HOLDING

On March 31, 2022, a 75% equity interest in BAC Holding was spun off. As a result of the spin-off, Banco de Bogotá lost control of BAC Holding, retaining a 25% equity interest recognized as an investment in associates. On December 6, 2022, Banco de Bogotá agreed to sell its 25% equity interest in the outstanding shares of BAC Holding, under a tender offer extended by a related party on October 18, 2022. Afterwards, the Tender Offer was oversubscribed 1.20x, and as a result, Banco de Bogotá sold and transferred 20.89% of its equity interests to the related party on December 19, 2022. The remaining 4.11% ceased to be an investment in associate and was recognized as a financial asset at fair value with changes in OCI (FVOCI) (see note 9).

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

The following are the impacts on assets, liabilities and equity recognized in the Consolidated Financial Statements as a result of BAC Holding´s spin-off as of March 31, 2022:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

		From January 1, to March 31,
		2022
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

On December 14, 2022, the Colombian Stock Exchange communicated to the market the results of the Public Offer for Acquisition (OPA was carried out by a related party controlled by the ultimate beneficial owner of the Group - see note 34) – BAC Holding´s of ordinary shares, stating the acceptance of shares at a price per share of Ps. 293 pesos. As a result of this transaction, Banco de Bogotá sold 9,030,424,454 shares for a value of Ps. 2,645,914, maintaining a 4.11% stake in BAC Holding (see note 9).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

For the years ended December 31, 2023, 2022 and 2021

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Impact on the cash flow report:

The impacts on cash flow for the periods ended are detailed below:

		December 31,		December 31,
		2022		2021

Net gain discontinued operations, net of taxes	Ps.	(866,166)	Ps.	(1,118,556)

Reconciliation of net income before taxes and net cash provided by operating activities:
Effect of realization OCI to income	Ps.	1,429,325		-
BAC Holding Corp's participation in results		796,550		1,118,556
Loss on sale of investment and recognition of retained interest		(1,359,709)		-

Net cash provided by operating activities	Ps.	-	Ps.	-

Cash flows from investing activities:

Loss of control in subsidiary	Ps.	(17,570,390)	Ps.	(18,963,992)
Proceeds from sale of investments in associates		2,645,914		-
Net cash by investing activities	Ps.	(14,924,476)	Ps.	(18,963,992)

Decrease in cash and cash equivalents	Ps.	(1,393,602)	Ps.	838,598

Decrease in cash and cash equivalents		(16,318,078)		(18,125,394)
Cash and cash equivalents at beginning of year	Ps.	18,963,992	Ps.	18,125,394
Cash and cash equivalents at end of year	Ps.	2,645,914	Ps.	-

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 2 – BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

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

The Consolidated Financial Statements were authorized for issuance by the Audit Committee on April 16, 2024.

The following are the main accounting policies applied in preparing the Consolidated Financial Statements of Grupo Aval as of December 31, 2023, 2022 and 2021.

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

Grupo Aval carries out an annual assessment of all its contractual relationships in order to identify new controlled entities or entities where control has been lost. For the year 2023 and 2022, no new entities were identified which had to be consolidated.

The financial statements for Grupo Aval´s subsidiaries are included in the consolidated financial statements since the date on which Grupo Aval acquires control or following control until the date on which control is lost.

During the consolidation process, Grupo Aval combines the assets, liabilities and profits or losses of those entities under control, previously aligning the accounting policies in all the subsidiaries and translating its financial statements to Colombian Pesos. This process includes eliminating intra-group balances and transactions and any unrealized and realized income and expense (except for foreign currency translation gains or losses and those taxes which are not subject to elimination) arising

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

from intra-group transactions. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests are presented under total equity in the Consolidated Statement of Financial Position of Grupo Aval separately from equity attributable to owners of the parent company.

For consolidation purposes, the Consolidated Statements of Financial Position and Income of entities with a functional currency different form Grupo Aval are translated to Colombian pesos as follows:

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

Associates are companies in which Grupo Aval has significant influence but not control and are accounted for under the equity method. They are presented in the Consolidated Statement of Financial Position as “Investments in associates and joint ventures” (see Note 2.1.(d) “Joint arrangements”). Grupo Aval exercises significant influence over another entity if it owns, directly or indirectly, 20% or more of the voting power of the investee, unless it is clearly evidenced that such influence does not exist. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the Consolidated Financial Statements include the Grupo Aval’s share of the profit or loss and OCI of equity accounted investees, until the date on which significant influence or joint control ceases.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2023 and 2022, the representative market rates as computed and certified by the Superintendency of Finance (for the U.S. dollar which is the most representative foreign currency for Grupo Aval´s transactions) were Ps 3,822.05 and Ps. 4,810.20 per U.S. $1, respectively.

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

For the years ended December 31, 2023, 2022 and 2021

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

A financial asset or financial liability is initially measured at fair value. Additionally, for instruments measured at amortized cost or FVOCI, transaction costs are added if directly attributable to its acquisition or issuance.

ii.          Classification

Financial assets

On initial recognition, a financial asset is classified as: amortized cost, FVOCI or FVTPL.

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

For the years ended December 31, 2023, 2022 and 2021

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

Interest rates on certain commercial and consumer loans originated by Grupo Aval are pegged to standard variable rates generally used in each country where Grupo Aval operates and includes a spread. In Colombia, the standard variable rates are based on the DTF (rate interest calculated as the average for time deposits)s or the interbank rate (in Spanish Interés Bancario de Referencia), or “IBR” rates, both of which are calculated weekly by the Central Bank based on information collected from the Colombian financial system, plus a spread, and in the case of loans in foreign currency issued in Colombian entities and in other countries Grupo Aval uses SORF interest rates plus a spread.

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

vii.          Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which Grupo Aval has access at that date.

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Measurement of ECL

Measurement of ECL is described in Note 4(4.1.5 Amounts arising from Expected Credit Loss (ECL)).

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

For the years ended December 31, 2023, 2022 and 2021

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

When a debt security measured at FVOCI is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity and recognized as profit or loss in the Consolidated Statement of Income under “Other income” under line “net gain (loss) on sale of debt securities”.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Short-term leases and leases of low-value assets

Grupo Aval has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Grupo Aval recognizes the lease payments associated with these leases as an expense in profit or loss on a straight-line basis over the lease term.

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

Interest income and expense on other financial assets and financial liabilities mandatory at FVTPL are presented in “Net trading income” and financial assets in concessions arrangements rights at FVTPL under “Net income from other financial instruments mandatorily at fair value through profit or loss”.

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

For the years ended December 31, 2023, 2022 and 2021

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

2.29           New and amended IFRS

New standards and amendments to standards are effective for annual periods beginning after 1 January 2024 and earlier application is permitted; however, Grupo Aval has not early adopted them in preparing these Consolidated Financial Statements.

Effective for
Annual Periods
New or Amended Standard	Title of the Standard	Beginning on or After
Forthcoming requirements.
Lease Liability in Sale and Leaseback	Amendments to IFRS 16 Leases	January 1,2024
Classification of Liabilities as Current or Non-current	● Amendments to IAS 1 Presentation of Financial Statements	January 1,2024
Supplier Finance Arrangements	Amendments to IAS 7 and IFRS 7	January 1,2024
Lack of Exchangeability	Amendments to IAS 21	January 1,2025
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures	Available for optional adoption / effective date deferred indefinitely

The amendments listed above did not have any impact on amounts recognized in prior periods and are not expected to significantly affect current or future periods.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 4 – RISK MANAGEMENT

Grupo Aval and its subsidiaries in the financial sector, Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular, Corficolombiana and Porvenir manage risk pursuant to the applicable regulations in each country where they operate and according to Grupo Aval’s policies.

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

●	Business Units: Include the business lines as well as the Technology and Operations areas which are responsible for appropriate assessment and effective management of all risks associated with their processes.
●	Independent Risk Management Units: Risk management areas include risk management and compliance departments. Grupo Aval has other control functions that are not part of these areas but are also key in risk mitigation of non-financial risks, including legal, human resources and certain activities within the financial and administrative processes.
●	Corporate Audit: Corporate audit maintains its independence from the first and second lines by reporting directly to the Audit Committee or the Board. Corporate Audit provides independent assessment and validation through testing of key processes and controls across Grupo Aval.

The following sections outline the key financial risks that are inherent to the business activities of the subsidiaries:

Financial risks

i)	Credit risk: the risk of financial loss if a debtor fails to meet their contractual obligations.
ii)	Market risk: the risk of loss arising from potential adverse movements in the value of the subsidiaries in the financial sector assets and liabilities or future results, arising as a result of changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or credit spreads; this includes the structural interest rate and foreign exchange risks.
iii)	Liquidity risk: the risk of being unable to meet contractual and contingent obligations or that the subsidiaries in the financial sector do not have the appropriate amount, composition and tenor of funding and liquidity to support the financial assets and liabilities requirements (funding liquidity risk). Also includes the capability to manage its investment portfolio in terms of liquidity, duration and currency (market liquidity risk).
iv)	Interest rate risk: it is the current or potential risk to equity and profits that arise from adverse movements in interest rates, which affect the positions of the banking book.

Additionally, the risk areas are responsible for supporting capital management by determining risk levels of the calculation of capital adequacy requirements, impact assessment of the risk materialization on compliance with capital levels and determining the levels of risk appetite.

Objective and general guidelines of financial risk management

Grupo Aval’s and its subsidiaries of the financial sector objective is to maximize returns for its investors through strong risk management. The guiding principles of risk management at Grupo Aval are as follows:

a)	Make risk management a part of every institutional process.
b)	Collective decision making for the approval of commercial lending of significant amounts.
c)	Extensive and in-depth industry and market knowledge, as a result of sound leadership and experienced, stable and seasoned senior management.
d)	Clear risk management policies based on a top-down approach with respect to:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

●	Compliance with know-your-customer policies.
●	Commercial loans credit structure based on clear identification of sources of repayment as well as cash flow generation capacity of the borrower.
e)	Use of similar credit analysis tools for analysis across Grupo Aval’s subsidiaries of financial sector.
f)	Diversification of the commercial loan portfolio with respect to industries and economic groups.
g)	Specialization in consumer product niches.
h)	Extensive use of continuously updated scoring models and up-to-date credit ratings to ensure quality growth of loans with high credit quality.
i)	Conservative policies in terms of:
●	trading portfolio composition with bias towards lower volatility instruments,
●	proprietary trading position, and
●	variable compensation for the trading staff.
j)	Control the position-level exposures based on market risk sensitivities (such as VaR, DV01, Delta, Rho and Vega) and credit risk exposures by counterparties.
k)	Concentration and diversification limits which are based on market liquidity and volatility, operational capacity, valuation and credit quality of counterparties.
l)	Control and follow up on the funding and liquidity risk with independent oversight. This includes setting limits related to high quality liquid assets and maturity concentration of financial liabilities among others.
m)	Ensuring compliance with regulatory limits and reviewing how the current and projected strategy can affect those limits.
n)	Use of our market experience in the identification and implementation of best practices for risk management.

Main premises for risk management

Grupo Aval´s risk culture is based on the principles indicated in the section above, which are transmitted to all subsidiaries of the financial sector and business units. The strategy related to risk management is supported by the following guidelines:

a)	In the financial sector subsidiaries of Grupo Aval, the risk function is independent of the business units. The segregation of functions between the business areas and the risk areas in charge of risk measurement analysis, control and reporting, provide enough independence and autonomy for proper risk control.
b)	The decision-making process at the subsidiaries of the financial sector requires that transactions of significant amounts are sent to decision centers such as risk committees. The frequency of meetings of these committees ensures a high degree of agility regarding proposal resolution, and continuous participation of senior management in management of various risks.
c)	Grupo Aval has corporate policies for the risks to which it is exposed. The business and risk units of Grupo Aval and its subsidiaries of the financial sector hold orientation meetings based on approaches to risk that are consistent with Grupo Aval´s risk culture.
d)	Grupo Aval has implemented a risk system that is updated on a regular basis to address new conditions in the markets and the risks to which Grupo Aval is exposed.
e)	There are adequate information systems to monitor risk exposure, ensure compliance with the approved policies and implement appropriate corrective actions as and when necessary.
f)	Key risks are analyzed on a regular basis, not only when risks materialize or problems occur during the normal course of business but in a continuous process of risk management.
g)	Grupo Aval and its subsidiaries of the financial sector have training courses on risk culture for all hierarchy levels in the organization.
h)	A risk culture has been integrated throughout the organization, consisting of a series of attitudes, values, skills and guidelines to action.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

The maximum exposure to credit risk of Grupo Aval, at a consolidated level is reflected in the carrying value of financial assets in the consolidated statement of financial position of Grupo Aval as of December 31, 2023 and 2022 as follows:

Assets	December 31, 2023		December 31, 2022
Cash and cash equivalents (*)	Ps.	14,788,750	Ps.	13,234,832
Trading investments in debt securities		7,113,380		3,760,887
Investments in debt securities mandatorily at FVTPL		1,889		1,378
Investments in debt securities at FVOCI		23,326,776		22,461,805
Investments in debt securities at amortized cost		9,996,561		9,771,492
Derivatives instruments		2,077,567		2,041,405
Hedging derivatives		48,662		20,854
Loans
Commercial		107,047,817		104,775,099
Consumer		59,999,611		59,419,444
Mortgage		18,486,206		17,883,355
Microcredit		277,529		267,720
Interbank and overnight funds		392,607		5,967,743
Other accounts receivable FVTPL		3,830,916		3,507,231
Other accounts receivable at amortized cost		22,171,973		20,255,758
Total financial assets with credit risk	Ps.	269,560,244	Ps.	263,369,003
Financial instruments with credit risk outside of the statement of financial position at its nominal value
Financial guarantees and letters of credit		3,052,607		4,679,653
Credit commitments		26,745,937		26,328,516
Total exposure to credit risk outside of the statement of financial position(**)	Ps.	29,798,544	Ps.	31,008,169
Total maximum exposure to credit risk	Ps.	299,358,788	Ps.	294,377,172

(*)   Not including funds in the entity’s custody (cash, tellers, vaults), because there is no credit risk regarding Grupo Aval entities. See Note 4.1.3 h)

(**) See details in note 4.1.9.

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

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

4.1.1.A.  Loan portfolio disclosure

Loans are recorded at amortized cost in the statement of financial position, and are classified as commercial, consumer, residential mortgage, microcredit, interbank and overnight funds. The following table presents the portfolio balances, provision balances and net value portfolio by segment:

December 31, 2023

					Total loan
Portfolio segment	Loan Portfolio		Loss allowance		Portfolio, net
Commercial	Ps.	107,440,424	Ps.	5,294,622	Ps.	102,145,802
Interbank and overnight funds		392,607		22		392,585
Client portfolio		107,047,817		5,294,600		101,753,217
Consumer		59,999,611		4,307,446		55,692,165
Residential mortgage		18,486,206		379,987		18,106,219
Microcredit		277,529		53,660		223,869
Total portfolio	Ps.	186,203,770	Ps.	10,035,715	Ps.	176,168,055

December 31, 2022

					Total loan
Portfolio segment	Loan Portfolio		Loss allowance		Portfolio, net
Commercial	Ps.	110,742,842	Ps.	5,494,190	Ps.	105,248,652
Interbank and overnight funds		5,967,743		1,444		5,966,299
Client portfolio		104,775,099		5,492,746		99,282,353
Consumer		59,419,444		3,311,912		56,107,532
Residential mortgage		17,883,355		352,441		17,530,914
Microcredit		267,720		38,971		228,749
Total portfolio	Ps.	188,313,361	Ps.	9,197,514	Ps.	179,115,847

4.1.1.B Loan portfolio given as collateral

In 2023 and 2022, there were no portfolio operations delivered as collateral in resource auction operations with Banco República.

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

Although each financial subsidiary is responsible for its credit decisions and risk management, Grupo Aval as the holding entity, oversees the implementation of appropriate risk management controls at the financial subsidiaries through the Corporate Risk Unit and has established upward loan reporting processes. The holding’s risk management staff meets on a periodically basis to discuss Grupo Aval subsidiaries’ loan portfolio, developments in industry, risks and opportunities. Additionally, Grupo Aval through the Credit Projects Unit reviews credit exposures approved by the Group's financial entities, in accordance with guidelines established

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

based on financial indicators, group exposure, economic sectors, among others. This process was developed to effectively leverage the combined equity of its Banks and manage any risk issues.

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

As a result of the changes caused by the national and international economic and political situation, periodically review and analyze whether it is necessary to adjust origination strategies, along with approved debt limits in accordance with individual risk analysis, especially for customers identified in high-risk sectors, segments, credit lines and among others.

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

Periodically the financial subsidiaries classify each client in one of these risk categories: Category Normal, Acceptable, Appreciable, Significant and Non - recoverability, based on the statistical models that each subsidiary has.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2023 and 2022, the following is a summary of the credit portfolio by probability of default. Explanation of the terms: Stage 1, Stage 2 and Stage 3 are included in Note 2 (2.5) (ix) and explained in detail in Note 4.1.5 (Measurement of Expected Credit Loss).

Total Portfolio

	December 31, 2023
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	155,352,194	Ps.	2,123,462	Ps.	1,662	Ps.	157,477,318
7.5% - 15%		8,001,193		1,491,965		18		9,493,176
15% - 22.5%		635,366		454,652		13		1,090,031
22.5% - 30%		372,476		657,258		17		1,029,751
30% - 45%		122,410		2,115,980		48		2,238,438
45% - 60%		10,436		594,121		382		604,939
60% - 90%		30,479		1,640,781		3,085		1,674,345
> 90%		7		35,828		12,559,937		12,595,772
TOTAL	Ps.	164,524,561	Ps.	9,114,047	Ps.	12,565,162	Ps.	186,203,770

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	December 31, 2022
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	157,604,135	Ps.	1,939,187	Ps.	1,204	Ps.	159,544,526
7.5% - 15%		6,335,608		2,344,810		4		8,680,422
15% - 22.5%		714,742		613,626		16		1,328,384
22.5% - 30%		82,591		804,305		26		886,922
30% - 45%		105,034		3,643,179		80		3,748,293
45% - 60%		59,209		843,511		43		902,763
60% - 90%		2,306		1,545,507		3,602		1,551,415
> 90%		2,398		40,783		11,627,455		11,670,636
TOTAL	Ps.	164,906,023	Ps.	11,774,908	Ps.	11,632,430	Ps.	188,313,361

Commercial – Client portfolio

	December 31, 2023
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	89,446,752	Ps.	922,338	Ps.	30	Ps.	90,369,120
7.5% - 15%		4,619,984		672,515		14		5,292,513
15% - 22.5%		149,734		141,027		—		290,761
22.5% - 30%		75,014		296,926		—		371,940
30% - 45%		35,159		1,384,320		—		1,419,479
45% - 60%		—		29,600		44		29,644
60% - 90%		1,652		79,911		249		81,812
> 90%		5		3,897		9,188,646		9,192,548
TOTAL	Ps.	94,328,300	Ps.	3,530,534	Ps.	9,188,983	Ps.	107,047,817

	December 31, 2022
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	86,598,568	Ps.	779,368	Ps.	9	Ps.	87,377,945
7.5% - 15%		3,221,994		1,381,026		—		4,603,020
15% - 22.5%		72,734		156,062		—		228,796
22.5% - 30%		6,479		299,999		6		306,484
30% - 45%		44,889		2,716,387		—		2,761,276
45% - 60%		12,023		263,181		6		275,210
60% - 90%		1,446		70,843		683		72,972
> 90%		101		5,228		9,144,067		9,149,396
TOTAL	Ps.	89,958,234	Ps.	5,672,094	Ps.	9,144,771	Ps.	104,775,099

Consumer

	December 31, 2023
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	48,882,951	Ps.	959,967	Ps.	1,624	Ps.	49,844,542
7.5% - 15%		3,162,195		630,148		3		3,792,346
15% - 22.5%		407,118		221,512		13		628,643
22.5% - 30%		287,632		303,389		17		591,038
30% - 45%		83,212		511,700		46		594,958
45% - 60%		5,394		403,500		335		409,229
60% - 90%		27,605		1,347,432		2,836		1,377,873
> 90%		2		31,127		2,729,853		2,760,982
TOTAL	Ps.	52,856,109	Ps.	4,408,775	Ps.	2,734,727	Ps.	59,999,611

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	December 31, 2022
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	49,264,495	Ps.	1,077,991	Ps.	1,193	Ps.	50,343,679
7.5% - 15%		2,552,075		475,589		4		3,027,668
15% - 22.5%		551,430		380,837		16		932,283
22.5% - 30%		61,468		311,962		19		373,449
30% - 45%		55,980		870,976		78		927,034
45% - 60%		42,850		463,902		34		506,786
60% - 90%		578		1,312,625		2,915		1,316,118
> 90%		252		35,081		1,957,094		1,992,427
TOTAL	Ps.	52,529,128	Ps.	4,928,963	Ps.	1,961,353	Ps.	59,419,444

Mortgage

	December 31, 2023
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	16,462,013	Ps.	241,157	Ps.	8	Ps.	16,703,178
7.5% - 15%		192,612		189,280		1		381,893
15% - 22.5%		64,124		92,026		—		156,150
22.5% - 30%		1,654		56,932		—		58,586
30% - 45%		594		219,707		2		220,303
45% - 60%		—		160,222		3		160,225
60% - 90%		—		200,657		—		200,657
> 90%		—		804		604,410		605,214
TOTAL	Ps.	16,720,997	Ps.	1,160,785	Ps.	604,424	Ps.	18,486,206

	December 31, 2022
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	15,619,231	Ps.	81,828	Ps.	2	Ps.	15,701,061
7.5% - 15%		520,960		488,195		—		1,009,155
15% - 22.5%		83,260		76,727		—		159,987
22.5% - 30%		2,201		192,344		1		194,546
30% - 45%		776		55,449		2		56,227
45% - 60%		—		115,989		3		115,992
60% - 90%		—		148,789		4		148,793
> 90%		—		474		497,120		497,594
TOTAL	Ps.	16,226,428	Ps.	1,159,795	Ps.	497,132	Ps.	17,883,355

Microcredit

	December 31, 2023
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	167,871	Ps.	—	Ps.	—	Ps.	167,871
7.5% - 15%		26,402		22		—		26,424
15% - 22.5%		14,390		87		—		14,477
22.5% - 30%		8,176		11		—		8,187
30% - 45%		3,445		253		—		3,698
45% - 60%		5,042		799		—		5,841
60% - 90%		1,222		12,781		—		14,003
> 90%		—		—		37,028		37,028
TOTAL	Ps.	226,548	Ps.	13,953	Ps.	37,028	Ps.	277,529

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	December 31, 2022
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	154,099	Ps.	—	Ps.	—	Ps.	154,099
7.5% - 15%		40,579		—		—		40,579
15% - 22.5%		7,318		—		—		7,318
22.5% - 30%		12,443		—		—		12,443
30% - 45%		3,389		367		—		3,756
45% - 60%		4,336		439		—		4,775
60% - 90%		282		13,250		—		13,532
> 90%		2,045		—		29,173		31,218
TOTAL	Ps.	224,491	Ps.	14,056	Ps.	29,173	Ps.	267,720

Interbank and overnight funds

December 31, 2023
Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	392,607	Ps.	—	Ps.	—	Ps.	392,607
7.5% - 15%		—		—		—		—
15% - 22.5%		—		—		—		—
22.5% - 30%		—		—		—		—
30% - 45%		—		—		—		—
45% - 60%		—		—		—		—
60% - 90%		—		—		—		—
> 90%		—		—		—		—
TOTAL	Ps.	392,607	Ps.	—	Ps.	—	Ps.	392,607

December 31, 2022
Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	5,967,742	Ps.	—	Ps.	—	Ps.	5,967,742
7.5% - 15%		—		—		—		—
15% - 22.5%		—		—		—		—
22.5% - 30%		—		—		—		—
30% - 45%		—		—		—		—
45% - 60%		—		—		—		—
60% - 90%		—		—		—		—
> 90%		—		—		1		1
TOTAL	Ps.	5,967,742	Ps.	—	Ps.	1	Ps.	5,967,743

Loan commitments and financial guarantee contracts

	December 31, 2023
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	26,560,070	Ps.	74,846	Ps.	205	Ps.	26,635,121
7.5% - 15%		217,078		901,543		14		1,118,635
15% - 22.5%		30,108		1,684,982		17		1,715,107
22.5% - 30%		8,822		4,715		74		13,611
30% - 45%		1,059		145,865		138		147,062
45% - 60%		2		2,821		252		3,075
60% - 90%		9		1,050		426		1,485
> 90%		1		301		164,146		164,448
TOTAL	Ps.	26,817,149	Ps.	2,816,123	Ps.	165,272	Ps.	29,798,544

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

a)	Trading investment in debt securities

	December 31, 2023		December 31, 2022
Investment grade
Sovereign (*)	Ps.	5,764,699	Ps.	2,721,755
Other public entities (**)		18,886		12,202
Corporate		3,412		112
Financial entities		349,273		178,584
Total investment grade	Ps.	6,136,270	Ps.	2,912,653
Speculative grade
Sovereign (*)	Ps.	62,213	Ps.	157,246
Other public entities (**)		136,851		181,948
Corporate		42,581		33,880
Financial entities		735,187		473,223
Multilaterals		—		1,873
Total Speculative grade	Ps.	976,832	Ps.	848,170
Without grade or not available
Corporate	Ps.	278	Ps.	64
Total without grade or not available	Ps.	278	Ps.	64
	Ps.	7,113,380	Ps.	3,760,887

(*)    A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities, including public administrations in general including regional and local governments.

b)	Investments in debt securities mandatorily at FVTPL

	December 31, 2023		December 31, 2022
Speculative grade
Corporate	Ps.	1,889	Ps.	1,378
Total Speculative grade	Ps.	1,889	Ps.	1,378

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

c)	Investments in debt securities at FVOCI

	December 31, 2023
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	16,879,453	Ps.	—	Ps.	—	Ps.	16,879,453
Other public entities (**)		123,996		—		—		123,996
Central banks		145,489		—		—		145,489
Corporate		93,637		—		—		93,637
Financial entities		1,085,737		—		—		1,085,737
Multilaterals		330,748		—		—		330,748
Total investment grade	Ps.	18,659,060	Ps.	—	Ps.	—	Ps.	18,659,060
Speculative grade
Sovereign (*)	Ps.	2,418,378	Ps.	—	Ps.	—	Ps.	2,418,378
Other public entities (**)		739,792		—		—		739,792
Corporate		273,144		—		—		273,144
Financial entities		1,056,910		—		—		1,056,910
Multilaterals		3,549		—		—		3,549
Total speculative grade	Ps.	4,491,773	Ps.	—	Ps.	—	Ps.	4,491,773
Without Grade or Not available
Corporate	Ps.	175,943	Ps.	—	Ps.	—	Ps.	175,943
Total Without Grade or Not available	Ps.	175,943	Ps.	—	Ps.	—	Ps.	175,943
	Ps.	23,326,776	Ps.	—	Ps.	—	Ps.	23,326,776

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

	December 31, 2022
		Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	16,247,220	Ps.	—	Ps.	—	Ps.	16,247,220
Other public entities (**)		109,246		—		—		109,246
Central banks		194,098		—		—		194,098
Corporate		124,587		—		—		124,587
Financial entities		840,545		—		—		840,545
Multilaterals		477,890		—		—		477,890
Total investment grade	Ps.	17,993,586	Ps.	—	Ps.	—	Ps.	17,993,586
Speculative grade
Sovereign (*)	Ps.	2,702,107	Ps.	—	Ps.	—	Ps.	2,702,107
Other public entities (**)		680,002		—		—		680,002
Corporate		245,734		—		—		245,734
Financial entities		782,359		—		—		782,359
Multilaterals		25,062		—		—		25,062
Total speculative grade	Ps.	4,435,264	Ps.	—	Ps.	—	Ps.	4,435,264
Without Grade or Not available
Financial entities		32,955		—		—		32,955
Total Without Grade or Not available	Ps.	32,955	Ps.	—	Ps.	—	Ps.	32,955
	Ps.	22,461,805	Ps.	—	Ps.	—	Ps.	22,461,805

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

d)	Investments in debt securities at amortized cost

	December 31, 2023
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	2,593,978	Ps.	—	Ps.	—	Ps.	2,593,978
Financial entities		2,016,078		—		—		2,016,078
Total investment grade	Ps.	4,610,056	Ps.	—	Ps.	—	Ps.	4,610,056
Speculative grade
Other public entities (**)	Ps.	5,112,355	Ps.	—	Ps.	—	Ps.	5,112,355
Corporate		63,824		—		—		63,824
Financial Entities		5,761		—		—		5,761
Total speculative grade	Ps.	5,181,940	Ps.	—	Ps.	—	Ps.	5,181,940
Without Grade or Not available
Corporate	Ps.	83,066	Ps.	60,344	Ps.	—	Ps.	143,410
Financial Entities		61,155		—		—		61,155
Total Without Grade or Not available	Ps.	144,221	Ps.	60,344	Ps.	—	Ps.	204,565
	Ps.	9,936,217	Ps.	60,344	Ps.	—	Ps.	9,996,561

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

	December 31, 2022
		Stage 1		Stage 2			Stage 3		Total
Investment grade
Sovereign (*)	Ps.	2,333,070	Ps.	—		Ps.	—	Ps.	2,333,070
Financial entities		29,026		—			—		29,026
Total investment grade	Ps.	2,362,096	Ps.	—		Ps.	—	Ps.	2,362,096
Speculative grade
Other public entities (**)	Ps.	4,509,839	Ps.	—	Ps.		—	Ps.	4,509,839
Corporate		72,390		—			—		72,390
Financial entities		2,520,330		—			—		2,520,330
Total speculative grade	Ps.	7,102,559	Ps.	—		Ps.	—	Ps.	7,102,559
Without Grade or Not available
Corporate	Ps.	157,338	Ps.	80,199		Ps.	—	Ps.	237,537
Financial Entities		43,851		25,449			—		69,300
Total Without Grade or Not available	Ps.	201,189	Ps.	105,648		Ps.	—	Ps.	306,837
	Ps.	9,665,844	Ps.	105,648		Ps.	—	Ps.	9,771,492

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

e)	Other accounts receivable at FVTPL

	December 31, 2023		December 31, 2022
Investment grade
Sovereign (*)	Ps.	3,830,916	Ps.	3,507,231
Total investment grade	Ps.	3,830,916	Ps.	3,507,231

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

f)	other accounts receivable at amortized cost

		December 31, 2023
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivable and contract assets for government and corporate customers	Ps.	14,569,999	Ps.	—	Ps.	1,535	Ps.	—	Ps.	14,571,534
Other accounts receivable related to gas, energy services, contributions, and others		1,143,548		119,607		184,829		—		1,447,984
Other receivables using simplified approach
Other accounts receivable from individual customers		—		—		—		6,152,455		6,152,455
Total other receivables	Ps.	15,713,547	Ps.	119,607	Ps.	186,364	Ps.	6,152,455	Ps.	22,171,973

		December 31, 2022
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivable and contract assets for government and corporate customers	Ps.	13,231,073	Ps.	—	Ps.	—	Ps.	—	Ps.	13,231,073
Other accounts receivable related to gas, energy services, contributions, and others		1,084,093		145,724		181,992		—		1,411,809
Other receivables using simplified approach
Other accounts receivable from individual customers		—		—		—		5,612,876		5,612,876
Total other receivables	Ps.	14,315,166	Ps.	145,724	Ps.	181,992	Ps.	5,612,876	Ps.	20,255,758

Evaluated using general approach

The following table provides information about the exposure to credit risk for other accounts receivable and contract assets for corporate customers as of December 31, 2023, and 2022. The credit quality of these financial assets follows the methodology of the probability of default of debt securities and other liquid financial assets (See note 4.1.5).

	December 31, 2023
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	13,990,298	Ps.	—	Ps.	—	Ps.	13,990,298
Corporate		—		—		1,535		1,535
Financial entities		579,701		—		—		579,701
Total investment grade	Ps.	14,569,999	Ps.	—	Ps.	1,535	Ps.	14,571,534

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

	December 31, 2022
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	12,653,956	Ps.	—	Ps.	—	Ps.	12,653,956
Financial entities		577,117		—		—		577,117
Total investment grade	Ps.	13,231,073	Ps.	—	Ps.	—	Ps.	13,231,073

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The following table provides information about the exposure to credit risk by segment for accounts receivable related to gas and energy services, the methodology used to estimate the ECLs is the same used for Loan and Receivable (See note 4.1.5):

	December 31, 2023
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	88,148	Ps.	—	Ps.	—	Ps.	88,148
Gas		709,422		111,786		102,077		923,285
Energy		84,960		7,821		82,752		175,533
Other accounts receivable		261,018		—		—		261,018
Total segmentation	Ps.	1,143,548	Ps.	119,607	Ps.	184,829	Ps.	1,447,984

	December 31, 2022
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	151,923	Ps.	—	Ps.	—	Ps.	151,923
Gas		692,169		141,218		89,833		923,220
Energy		78,617		4,506		92,159		175,282
Other accounts receivable		161,384		—		—		161,384
Total segmentation	Ps.	1,084,093	Ps.	145,724	Ps.	181,992	Ps.	1,411,809

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

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers as of December 31, 2023 and 2022.

	Weighted-	Gross
	average loss	carrying		Loss			Credit-
December 31, 2023	rate	amount		allowance			impaired
0–30 days past due	0.18%	Ps.	4,949,057	Ps.	8,889	Ps.	—
31–60 days past due	0.36%		173,165		621		—
61–90 days past due	1.89%		106,196		2,007		—
More than 90 days past due	19.26%		924,037		177,968		924,037
		Ps.	6,152,455	Ps.	189,485	Ps.	924,037

	Weighted-	Gross
	average loss	carrying		Loss			Credit-
December 31, 2022	rate	amount		allowance			impaired
0–30 days past due	0.03%	Ps.	4,884,653	Ps.	1,269	Ps.	—
31–60 days past due	0.87%		94,105		821		—
61–90 days past due	0.71%		66,299		470		—
More than 90 days past due	30.08%		567,819		170,772		567,819
		Ps.	5,612,876	Ps.	173,332	Ps.	567,819

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

g)	Derivative instruments

The details of credit rating determined by independent credit rating agents of counterparties in trading derivatives and hedge derivatives are as follows.

Credit worthiness	December 31, 2023		December 31, 2022
Investment grade	Ps.	1,398,093	Ps.	1,257,143
Speculative		22,274		4,165
Without grade or not available		705,862		800,951
Total	Ps.	2,126,229	Ps.	2,062,259

The following table shows an analysis of counterparty credit exposures that arise from derivative transactions. Transactions derived from Grupo Aval are generally fully guaranteed with cash:

Trading derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		amount		value		amount		value
2023
Derivative assets	Ps.	77,206,096	Ps.	2,077,567	Ps.	30,658,137	Ps.	4,272
Derivative liabilities		64,716,179		2,154,361		15,739,527		10,399
2022
Derivative assets	Ps.	72,500,745	Ps.	2,041,405	Ps.	29,203,700	Ps.	12,991
Derivative liabilities		62,639,638		1,757,606		20,116,392		11,213

Hedging derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		amount		value		amount		value
2023
Derivative assets	Ps.	3,765,455	Ps.	48,662	Ps.	—	Ps.	—
Derivative liabilities		5,109,351		217,566		—		—
2022
Derivative assets	Ps.	829,105	Ps.	20,854	Ps.	—	Ps.	—
Derivative liabilities		533,829		3,568		—		—

Derivative transactions of Grupo Aval are collateralized by cash of Ps (1,035,846) as of December 31, 2023, and of Ps. (1,224,414) as of December 31, 2022, see note 4.1.10 “Offset of financial assets and financial liabilities”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

h)	Cash and cash equivalents

Grupo Aval held cash and cash equivalents of Ps. 18,597,861 as of December 31, 2023 (2022: Ps. 17,032,857). The cash and cash equivalents are held in central banks and financial institution counterparties. The following table shows an analysis of counterparty credit exposures:

	December 31, 2023		December 31, 2022
Investment grade	Ps.	13,537,699	Ps.	12,051,274
Central bank		6,857,510		4,541,687
Financial entities		6,678,693		7,509,587
Others		1,496		—
Speculative grade		1,228,856		1,148,798
Central bank		466		2,058
Financial entities		1,228,390		1,146,740
Without grade or not available		22,195		34,760
Financial entities		22,195		34,760
Cash and cash equivalent with third parties	Ps.	14,788,750	Ps.	13,234,832
Cash held by entity (*)	Ps.	3,809,111	Ps.	3,798,025
Total	Ps.	18,597,861	Ps.	17,032,857

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

	December 31, 2023		December 31, 2022
LTV ratio
Less than 50%	Ps.	7,784,742	Ps.	6,828,495
51 – 70%		6,379,677		6,139,066
71 – 90%		3,281,508		3,595,794
91 – 100%		771,664		1,019,031
More than 100%		268,615		300,969
Total	Ps.	18,486,206	Ps.	17,883,355

Credit-impaired mortgage loans

For credit-impaired loans the value of collateral is based on the most recent appraisals

	December 31, 2023		December 31, 2022
LTV ratio
Less than 50%	Ps.	146,489	Ps.	141,621
51 – 70%		252,655		184,151
More than 70%		205,280		171,360
Total	Ps.	604,424	Ps.	497,132

As of December 31, 2023, and 2022, the following chart shows the detail of the credit portfolio per type of guarantees received.

									Interbank and
December 31, 2023	Commercial		Consumer		Mortgages		Microcredit		overnight funds		Total
Unsecured credits	Ps.	60,462,815	Ps.	54,320,369	Ps.	1,277	Ps.	257,610	Ps.	88,588	Ps.	115,130,659
Loans secured by other banks		202,667		109		—		—		—		202,776
Collateralized credits:
Mortgages		1,388,044		147,499		16,370,941		497		—		17,906,981
Other real estate		11,949,592		226,614		1,603		112		—		12,177,921
Investments in equity instruments		392,474		—		—		—		—		392,474
Deposits in cash or cash equivalents		1,101,686		145,901		—		—		—		1,247,587
Leased machineries and vehicles		8,715,508		14,947		2,066,476		—		—		10,796,931
Fiduciary agreements, standby letters and guarantee funds		9,654,206		21,705		45,909		18,927		—		9,740,747
Pledged income		3,710,759		—		—		—		—		3,710,759
Pledges		3,498,054		5,064,634		—		27		—		8,562,715
Other assets		5,972,012		57,833		—		356		304,019		6,334,220
Total gross loan portfolio	Ps.	107,047,817	Ps.	59,999,611	Ps.	18,486,206	Ps.	277,529	Ps.	392,607	Ps.	186,203,770

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2023, and 2022, the following chart sets out the carrying amount and the value of identifiable collateral (mainly commercial property) for commercial loans held by Grupo Aval at a consolidated level:

	December 31, 2023				December 31, 2022
	Carrying Amount		Collateral		Carrying Amount		Collateral
Stages 1 and 2	Ps.	23,484,250	Ps.	15,996,375	Ps.	22,537,899	Ps.	15,742,699
Stage 3		2,952,217		2,429,026		2,574,521		2,479,275
	Ps.	26,436,467	Ps.	18,425,401	Ps.	25,112,420	Ps.	18,221,974

4.1.5          Amounts arising from Expected Credit Loss (ECL)

Definition of Default

Grupo Aval considers a financial asset to be in default when:

●	The borrower is unlikely to pay its credit obligations to Grupo Aval in full. Without prejudice, Grupo Aval takes actions such as realizing collateral (if any is held);
●	The borrower is more than 90 days past due on any material credit obligation other than mortgages to Grupo Aval. Overdrafts are considered past due once the customer has breached the allowed tenor or been advised of the reduction of the limit;
●	For mortgages, when the borrower is more than 180 days past due;
●	The borrower is in a state of restructuring, bankruptcy proceedings or business reorganization.
●	In the case of fixed income financial securities, the following concepts among others apply:
-	External rating of the issuer or instrument in rating D under Standard & Poor’s and Fitch Ratings scale or rating C under Moody’s scale;
-	Contractual payments are not made on the due date;
-	There is a very high probability of suspension of payments;
-	The issuer likely to go bankrupt or file for bankruptcy or similar action; or
-	The financial asset no longer has an active market given its financial difficulties.

In assessing whether a borrower is in default, Grupo Aval considers indicators as follows:

●	Qualitative: e.g. breaches of non-financial covenants;
●	Quantitative: e.g. breaches of financial covenants, overdue status and non-payment of another obligation of the same issuer to Grupo Aval; and
●	Based on internally historical or developed data and obtained from external sources.

Inputs used in the assessment of whether a financial instrument is in default may vary over time to reflect changes in circumstances.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

PD is the probability that a counterparty defaults in its payment obligations of capital and/or interest. Credit risk grades are the primary input in the determination of the term structure of PD for exposures. Grupo Aval collects performance and default information about its credit risk exposures analyzed by jurisdiction or region, by type of product and borrower, and by credit risk grade. For some portfolios, information purchased from external credit bureaus may also be used.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

For the years ended December 31, 2023, 2022 and 2021

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

The following table presents one-year projections for Colombia made in December 2022, compared to the official data for December 2023:

	2023	2022
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	9.28%	7.93%	7.83%	7.86%
Interest rate	13.00%	8.00%	8.75%	9.25%
GDP Growth	0.60%	(0.53%)	1.29%	2.37%
Unemployment rate	10.00%	11.15%	10.44%	9.46%
DTF Interest rate	12.63%	8.64%	8.90%	9.36%

The following table presents one-year projections for Panama made in December 2022, compared to the official data for December 2023 for inflation and for the nominal interest rate variation and the GDP growth with the data for September 2023:

	2023	2022
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	1.90%	4.23%	3.62%	2.64%
Nominal interest rate variation	0.64%	1.31%	0.46%	0.32%
GDP Growth	9.00%	4.00%	4.58%	5.32%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The economic scenarios used as of December 31, 2023, and 2022 (one-year projections) include the following expected scenarios of key indicators (among others) for Colombia.

	2023			2022
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	4.44%	6.05%	8.26%	7.93%	7.83%	7.86%
DTF Interest rate	7.10%	9.04%	10.62%	8.64%	8.90%	9.36%
GDP Growth	(1.07%)	0.99%	2.70%	(0.53%)	1.29%	2.37%
Used home prices	(3.15%)	(2.11%)	(1.02%)	(1.48%)	0.07%	1.75%
Unemployment rate	11.96%	10.43%	8.77%	11.15%	10.44%	9.46%

The economic scenarios used as of December 31, 2023, and 2022 (one-year projections) include the following expected scenarios of key indicators (among others) for Panamá.

	2023			2022
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	2.80%	2.32%	1.83%	4.23%	3.62%	2.64%
Nominal interest rate variation	0.57%	0.52%	0.48%	1.31%	0.46%	0.32%
GDP Growth	7.03%	7.64%	8.25%	4.00%	4.58%	5.32%

The scenario probability weightings applied as of December 31, 2023, and 2022 in measuring ECL are as follows.

Colombia

	2023			2022
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	27%	56%	17%	28%	57%	15%

Panamá

	2023			2022
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	10%	50%	40%	5%	75%	20%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The table below shows the loss allowance on loans assuming each forward-looking scenario (e.g. scenario A, B and C) were weighted 100% instead of applying scenario probability weights across the three scenarios.

		December 31, 2023					December 31, 2022
	Scenario A		Scenario B		Scenario C		Scenario A		Scenario B		Scenario C
Gross Exposure
Commercial	Ps.	107,047,817	Ps.	107,047,817	Ps.	107,047,817	Ps.	104,775,099	Ps.	104,775,099	Ps.	104,775,099
Consumer		59,999,611		59,999,611		59,999,611		59,419,444		59,419,444		59,419,444
Mortgages		18,486,206		18,486,206		18,486,206		17,883,355		17,883,355		17,883,355
Microcredit		277,529		277,529		277,529		267,720		267,720		267,720
Interbank and overnight founds		392,607		392,607		392,607		5,967,743		5,967,743		5,967,743
Total gross exposure	Ps.	186,203,770	Ps.	186,203,770	Ps.	186,203,770	Ps.	188,313,361	Ps.	188,313,361	Ps.	188,313,361

Loss Allowance for each scenario
Commercial	Ps.	5,272,129	Ps.	5,289,159	Ps.	5,341,865	Ps.	5,390,734	Ps.	5,472,794	Ps.	5,523,548
Consumer		4,246,126		4,273,465		4,336,939		3,248,144		3,338,076		3,370,089
Mortgages		372,739		378,986		384,902		347,828		378,471		352,819
Microcredit		53,754		53,618		53,662		37,614		38,752		40,161
Interbank and overnight founds		127		126		136		10,311		11,275		11,997
Total Loss Allowance	Ps.	9,944,875	Ps.	9,995,354	Ps.	10,117,504	Ps.	9,034,631	Ps.	9,239,368	Ps.	9,298,614
The table below shows the loan portfolio in Stage 2 for each scenario.
Proportion of Assets in Stage 2
Commercial		3.6%		3.6%		3.9%		5.6%		5.9%		5.9%
Consumer		6.9%		7.1%		7.6%		8.0%		8.2%		8.6%
Mortgages		5.6%		5.7%		5.7%		6.3%		6.4%		6.5%
Microcredit		5.0%		5.0%		5.0%		5.2%		5.2%		5.3%
Interbank and overnight founds		—%		—%		—%		—%		—%		—%

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

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring typically involves using of the following data:

Commercial	Consumer	Mortgage	Microcredit
-Information from the audited financial statements obtained during periodic reviews.	-Information collected internally about the behavior of customers.	-Information collected internally about the behavior of customers.	-Information collected internally about the behavior of customers.
-Data from credit bureaus.	- Data from credit bureaus.	- Data from credit bureaus.	- Data from credit bureaus.
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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

PD value tables are available in S&P Global Ratings: “2022 Annual Sovereign Default Study and Rating Transitions” and “2022 Annual Global Corporate Default Study and Rating Transitions Study”.

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

Grupo Aval´s methodology assigns weights for recovery rates for Sovereigns Debt and Corporates Debt. Sovereign Debt recovery rates decreased from 53% to 50% in 2023, also Corporate Debt recovery rates decreased moderately from 47.4% in 2022 to 47.1% in 2023. Sovereign debt recovery rates remained at 53% in 2022, also Corporate debt recovery rates increased moderately from 46.9% in 2021 to 47.4% in 2022.

Further information is available and published annually by Moody’s in the “Sovereign default and recovery rates 1983‑2022” and “Annual Default Study Corporate Default Moody´s 2022” reports.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

Loss allowance

The table below shows the loss allowance balances as of December 31, 2023 and 2022.

	December 31, 2023
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Loan commercial portfolio	Ps.	612,441	Ps.	218,824	Ps.	4,463,335	Ps.	—	Ps.	5,294,600
Loan consumer portfolio		1,141,997		993,268		2,172,181		—		4,307,446
Loan mortgage portfolio		45,080		66,333		268,574		—		379,987
Loan microcredit portfolio		12,068		6,366		35,226		—		53,660
Loan interbank and overnight founds portfolio		22		—		—		—		22
Total loan portfolio	Ps.	1,811,608	Ps.	1,284,791	Ps.	6,939,316	Ps.	—	Ps.	10,035,715
Investments in debt securities at amortized cost		12,613		4,269		—		—		16,882
Other accounts receivable		25,965		19,188		141,129		199,382		385,664
Total loss allowance financial assets at amortized cost	Ps.	1,850,186	Ps.	1,308,248	Ps.	7,080,445	Ps.	199,382	Ps.	10,438,261

Investments in debt securities at FVOCI	Ps.	12,972	Ps.	—	Ps.	—	Ps.	—	Ps.	12,972
Loan commitments and financial guarantee contracts		61,637		7,682		949		—		70,268
Total loss allowance	Ps.	1,924,795	Ps.	1,315,930	Ps.	7,081,394	Ps.	199,382	Ps.	10,521,501

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	December 31, 2022
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Loan commercial portfolio	Ps.	598,538	Ps.	515,202	Ps.	4,379,006	Ps.	—	Ps.	5,492,746
Loan consumer portfolio		839,904		853,159		1,618,849		—		3,311,912
Loan mortgage portfolio		48,763		52,639		251,039		—		352,441
Loan microcredit portfolio		6,238		4,922		27,811		—		38,971
Loan interbank and overnight founds portfolio		1,444		—		—		—		1,444
Total loan portfolio	Ps.	1,494,887	Ps.	1,425,922	Ps.	6,276,705	Ps.	—	Ps.	9,197,514
Investments in debt securities at amortized cost		28,563		8,367		—		—		36,930
Other accounts receivable		24,977		20,201		140,123		197,115		382,416
Total loss allowance financial assets at amortized cost	Ps.	1,548,427	Ps.	1,454,490	Ps.	6,416,828	Ps.	197,115	Ps.	9,616,860

Investments in debt securities at FVOCI	Ps.	12,686	Ps.	—	Ps.	—	Ps.	—	Ps.	12,686
Loan commitments and financial guarantee contracts		58,160		6,461		289		—		64,910
Total loss allowance	Ps.	1,619,273	Ps.	1,460,951	Ps.	6,417,117	Ps.	197,115	Ps.	9,694,456

The table below presents impairment losses per portfolio:

		As of December 31, 2023		As of December 31, 2022		As of December 31, 2021
Commercial	Ps.	203,061	Ps.	622,783	Ps.	1,468,182
Consumer		4,426,014		2,498,699		2,813,445
Mortgage		65,856		(25,202)		170,176
Microcredit		31,901		5,497		17,524
Interbank and overnight funds		(1,422)		(942)		1,535
Total loan portfolio	Ps.	4,725,410	Ps.	3,100,835	Ps.	4,470,862
Other receivables		76,664		78,641		80,298
Net portfolio provision impact on income statement (1)	Ps.	4,802,074	Ps.	3,179,476	Ps.	4,551,160

(1) Includes net of loss allowance presented as part of “Costs and expenses of sales goods and services” as of December 2023 Ps. (51,035) as of December 2022 Ps. (59,073) and as of December Ps. (51,064).

The table below shows for loans stage 3 individually assessed for ECL the gross amount and loss allowance balances as of December 31, 2023, and 2022.

	December 31, 2023
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	240,358	Ps.	239,937	Ps.	—
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	240,358	Ps.	239,937	Ps.	—

With recognized provision
Commercial	Ps.	7,080,758	Ps.	1,075,446	Ps.	3,196,800
Consumer		3,144		—		1,959
Residential mortgage		12,515		1,970		10,507
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	7,096,417	Ps.	1,077,416	Ps.	3,209,266
Totals
Commercial		7,321,116		1,315,383		3,196,800
Consumer		3,144		—		1,959
Residential mortgage		12,515		1,970		10,507
Repos, interbank loans portfolio		—		—		—
Total	Ps.	7,336,775	Ps.	1,317,353	Ps.	3,209,266

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

The loss allowance recognized in the period is impacted by a variety of factors, as described below:

●	Transfers between Stage 1 and Stages 2 or 3 due to financial instruments experiencing significant increases (or decreases) in credit risk or becoming credit-impaired in the period, and the consequent "step up" (or "step down") between 12-month and lifetime ECL;
●	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized in the period;
●	Impact of the measurement of ECL due to changes made to models and assumptions;
●	Decrease within ECL due to the passage of time, as ECL is measured on a present value basis;
●	Foreign exchange retranslations for asset denominated in foreign currencies and other movements; and
●	Financial assets derecognized during the period and write-offs of allowances related to assets than were written off during the period.

The following tables show the reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Total Loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2021	Ps.	1,760,076	Ps.	3,039,056	Ps.	6,106,039	Ps.	10,905,171
Transfers:
Transfer from stage 1 to stage 2		(202,725)		202,725		—		—
Transfer from stage 1 to stage 3		(61,953)		—		61,953		—
Transfer from stage 2 to stage 3		—		(811,072)		811,072		—
Transfer from stage 3 to stage 2		—		151,978		(151,978)		—
Transfer from stage 2 to stage 1		207,626		(207,626)		—		—
Transfer from stage 3 to stage 1		45,635		—		(45,635)		—
Net remeasurement of loss allowance (6)		(529,125)		560,032		2,616,359		2,647,266
New financial assets originated or purchased		926,752		274,290		510,673		1,711,715
Financial assets that have been derecognized		(441,892)		(335,489)		(409,840)		(1,187,221)
Unwind of discount (3)		—		1		440,451		440,452
FX and other movements		5,140		14,524		9,488		29,152

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Discontinued operations (1)		(274,758)		583,619		990,241		1,299,102
Reclassification BAC (1) (2)		461,534		(570,239)		(915,249)		(1,023,954)
Write-offs		(71,864)		(198,682)		(3,275,525)		(3,546,071)
Loss allowance as of December 31, 2021	Ps.	1,824,446	Ps.	2,703,117	Ps.	6,748,049	Ps.	11,275,612
Transfers:
Transfer from stage 1 to stage 2		(183,333)		183,333		—		—
Transfer from stage 1 to stage 3		(105,447)		—		105,447		—
Transfer from stage 2 to stage 3		—		(625,769)		625,769		—
Transfer from stage 3 to stage 2		—		165,584		(165,584)		—
Transfer from stage 2 to stage 1		377,758		(377,758)		—		—
Transfer from stage 3 to stage 1		98,057		—		(98,057)		—
Net remeasurement of loss allowance (5)		(184,532)		695,126		2,404,266		2,914,860
New financial assets originated or purchased		902,226		316,329		595,011		1,813,566
Financial assets that have been derecognized		(462,600)		(269,020)		(895,971)		(1,627,591)
Unwind of discount (3)		—		28		550,935		550,963
FX and other movements		3,449		28,302		26,477		58,228
Discontinued operations (1)		(3,843)		14,798		253,502		264,457
Loss of control in subsidiary (1)		(640,049)		(1,003,291)		(1,197,326)		(2,840,666)
Write-offs		(131,245)		(404,857)		(2,675,813)		(3,211,915)
Loss allowance as of December 31, 2022	Ps.	1,494,887	Ps.	1,425,922	Ps.	6,276,705	Ps.	9,197,514
Transfers:
Transfer from stage 1 to stage 2		(332,307)		332,307		—		—
Transfer from stage 1 to stage 3		(450,063)		—		450,063		—
Transfer from stage 2 to stage 3		—		(1,180,705)		1,180,705		—
Transfer from stage 3 to stage 2		—		309,622		(309,622)		—
Transfer from stage 2 to stage 1		479,360		(479,360)		—		—
Transfer from stage 3 to stage 1		113,974		—		(113,974)		—
Net remeasurement of loss allowance (4)		327,913		1,284,696		2,815,219		4,427,828
New financial assets originated or purchased		809,886		307,919		693,438		1,811,243
Financial assets that have been derecognized		(501,840)		(157,015)		(854,806)		(1,513,661)
Sales of portfolio (7)		(2,369)		(1,809)		(357,202)		(361,380)
Unwind of discount (3)		12		62		724,674		724,748
FX and other movements		(13,826)		(16,568)		(43,684)		(74,078)
Write-offs		(114,019)		(540,280)		(3,522,200)		(4,176,499)
Loss allowance as of December 31, 2023	Ps.	1,811,608	Ps.	1,284,791	Ps.	6,939,316	Ps.	10,035,715

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2023 versus parameters as of 2022 and the loan portfolio as of 2023.

December 31, 2023
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	66,298	Ps.	35,139	Ps.	(6,894)	Ps.	94,543

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

December 31, 2021
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(73,359)	Ps.	588,507	Ps.	139,586	Ps.	654,734
(7)	Sale of loan portfolio corresponds mainly to sale of impaired portfolio.

The following table further explains changes in the gross carrying amount of the loan portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2021	Ps.	167,489,648	Ps.	26,588,199	Ps.	12,369,318	Ps.	206,447,165
Transfers:
Transfer from stage 1 to stage 2		(10,995,706)		10,995,706		—		—
Transfer from stage 1 to stage 3		(1,463,566)		—		1,463,566		—
Transfer from stage 2 to stage 3		—		(3,879,203)		3,879,203		—
Transfer from stage 2 to stage 1		5,474,571		(5,474,571)		—		—
Transfer from stage 3 to stage 2		—		809,475		(809,475)		—
Transfer from stage 3 to stage 1		333,523		—		(333,523)		—
New financial assets originated or purchased		112,304,857		3,354,034		1,387,110		117,046,001
Financial assets that have been paid		(97,996,142)		(5,649,252)		(3,708,436)		(107,353,830)
Net remeasurement of amortized cost and other receivables		(2,094,986)		723		2,228,841		134,578
Write-offs		(71,864)		(198,682)		(3,275,525)		(3,546,071)
Discontinued operations (1)		5,034,757		866,278		308,754		6,209,789
Reclassification BAC (1) (2)		9,531,734		(1,103,917)		130,807		8,558,624
FX and other movements		3,272,295		589,783		215,103		4,077,181
Total portfolio as of December 31, 2021	Ps.	190,819,121	Ps.	26,898,573	Ps.	13,855,743	Ps.	231,573,437
Transfers:
Transfer from stage 1 to stage 2		(8,276,152)		8,276,152		—		—
Transfer from stage 1 to stage 3		(1,659,371)		—		1,659,371		—
Transfer from stage 2 to stage 3		—		(2,939,477)		2,939,477		—
Transfer from stage 2 to stage 1		8,288,205		(8,288,205)		—		—
Transfer from stage 3 to stage 2		—		646,995		(646,995)		—
Transfer from stage 3 to stage 1		367,294		—		(367,294)		—
New financial assets originated or purchased		138,932,725		2,450,770		1,294,360		142,677,855
Financial assets that have been paid		(104,212,015)		(6,284,621)		(4,053,745)		(114,550,381)
Net remeasurement of amortized cost and other receivables		(1,008,007)		213,598		2,341,971		1,547,562
Write-offs		(131,245)		(404,857)		(2,675,813)		(3,211,915)
Discontinued operations (1)		4,985,907		(1,228,725)		(2,082,045)		1,675,137
Loss of control in subsidiary (1)		(68,298,203)		(8,288,834)		(847,564)		(77,434,601)
FX and other movements		5,097,764		723,539		214,964		6,036,267

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2022	Ps.	164,906,023	Ps.	11,774,908	Ps.	11,632,430	Ps.	188,313,361
Transfers:
Transfer from stage 1 to stage 2		(10,951,993)		10,951,993		—		—
Transfer from stage 1 to stage 3		(2,059,976)		—		2,059,976		—
Transfer from stage 2 to stage 3		—		(3,372,104)		3,372,104		—
Transfer from stage 2 to stage 1		9,137,025		(9,137,025)		—		—
Transfer from stage 3 to stage 2		—		865,781		(865,781)		—
Transfer from stage 3 to stage 1		509,414		11,192		(520,606)		—
New financial assets originated or purchased		111,919,244		2,583,927		8,250,075		122,753,246
Financial assets that have been paid		(103,065,373)		(3,798,676)		(7,734,476)		(114,598,525)
Net remeasurement of amortized cost and other receivables		841,002		164,973		784,473		1,790,448
Write-offs		(114,019)		(540,280)		(3,522,200)		(4,176,499)
Sale of loan portfolio-loss allowance (3)		(2,369)		(1,809)		(357,202)		(361,380)
Sale of loan portfolio-cash (3)		—		(694)		(112,766)		(113,460)
Gain or loss on sale portfolio (3)		—		(59)		3,390		3,331
FX and other movements		(6,594,417)		(388,080)		(424,255)		(7,406,752)
Total portfolio as of December 31, 2023	Ps.	164,524,561	Ps.	9,114,047	Ps.	12,565,162	Ps.	186,203,770

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3) Sale of loan portfolio corresponds mainly to sale of impaired portfolio and/ or with an increase in credit risk.

The total loan portfolio is composed of commercial loans – client portfolio, consumer loans, mortgage loans, microcredit loans and interbank and overnight funds loan. The following tables show the movement in provision and gross amounts of these portfolios separately:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Commercial – Client portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2021	Ps.	656,830	Ps.	805,097	Ps.	3,818,479	Ps.	5,280,406
Transfers:
Transfer from stage 1 to stage 2		(46,649)		46,649		—		—
Transfer from stage 1 to stage 3		(8,714)		—		8,714		—
Transfer from stage 2 to stage 3		—		(210,321)		210,321		—
Transfer from stage 3 to stage 2		—		48,748		(48,748)		—
Transfer from stage 2 to stage 1		64,201		(64,201)		—		—
Transfer from stage 3 to stage 1		20,081		—		(20,081)		—
Net remeasurement of loss allowance (6)		(274,271)		275,616		1,050,553		1,051,898
New financial assets originated or purchased		403,839		137,181		280,899		821,919
Financial assets that have been derecognized		(196,873)		(105,018)		(347,386)		(649,277)
Unwind of discount (3)		—		—		291,393		291,393
FX and other movements		5,283		3,020		6,543		14,846
Discontinued operations (1)		(22,433)		99,910		166,165		243,642
Reclassification BAC (1) (2)		58,788		(24,946)		(148,509)		(114,667)
Write-offs		(4,427)		(4,913)		(1,076,075)		(1,085,415)
Loss allowance as of December 31, 2021	Ps.	655,655	Ps.	1,006,822	Ps.	4,192,268	Ps.	5,854,745
Transfers:
Transfer from stage 1 to stage 2		(33,511)		33,511		—		—
Transfer from stage 1 to stage 3		(33,401)		—		33,401		—
Transfer from stage 2 to stage 3		—		(88,123)		88,123		—
Transfer from stage 3 to stage 2		—		61,402		(61,402)		—
Transfer from stage 2 to stage 1		93,285		(93,285)		—		—
Transfer from stage 3 to stage 1		26,793		—		(26,793)		—
Net remeasurement of loss allowance (5)		(124,267)		(192,441)		1,129,665		812,957
New financial assets originated or purchased		392,719		137,383		317,361		847,463
Financial assets that have been derecognized		(213,019)		(109,718)		(714,900)		(1,037,637)
Unwind of discount (3)		—		14		405,090		405,104
FX and other movements		10,954		9,586		21,774		42,314
Discontinued operations (1)		12,101		(2,612)		3,496		12,985
Loss of control in subsidiary (1)		(185,786)		(244,715)		(268,521)		(699,022)
Write-offs		(2,985)		(2,622)		(740,556)		(746,163)
Loss allowance as of December 31, 2022	Ps.	598,538	Ps.	515,202	Ps.	4,379,006	Ps.	5,492,746
Transfers:
Transfer from stage 1 to stage 2		(44,743)		44,743		—		—
Transfer from stage 1 to stage 3		(18,381)		—		18,381		—
Transfer from stage 2 to stage 3		—		(130,514)		130,514		—
Transfer from stage 3 to stage 2		—		40,868		(40,868)		—
Transfer from stage 2 to stage 1		150,216		(150,216)		—		—
Transfer from stage 3 to stage 1		31,836		—		(31,836)		—
Net remeasurement of loss allowance (4)		(148,865)		(99,159)		678,828		430,804
New financial assets originated or purchased		320,101		61,148		155,464		536,713
Financial assets that have been derecognized		(262,000)		(51,476)		(450,980)		(764,456)
Sales of portfolio		—		—		(194,305)		(194,305)
Unwind of discount (3)		—		16		517,513		517,529
FX and other movements		(10,958)		(9,657)		(35,823)		(56,438)
Write-offs		(3,303)		(2,131)		(662,559)		(667,993)
Loss allowance as of December 31, 2023	Ps.	612,441	Ps.	218,824	Ps.	4,463,335	Ps.	5,294,600

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2023 versus parameters as of 2022 and the loan portfolio as of 2023.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31, 2023
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	3,952	Ps.	(20,629)	Ps.	2,916	Ps.	(13,761)

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

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2021	Ps.	92,626,136	Ps.	9,843,700	Ps.	8,517,102	Ps.	110,986,938
Transfers:
Transfer from stage 1 to stage 2		(6,217,821)		6,217,821		—		—
Transfer from stage 1 to stage 3		(1,074,291)		—		1,074,291		—
Transfer from stage 2 to stage 3		—		(1,757,273)		1,757,273		—
Transfer from stage 2 to stage 1		2,585,939		(2,585,939)		—		—
Transfer from stage 3 to stage 2		—		499,834		(499,834)		—
Transfer from stage 3 to stage 1		189,944		—		(189,944)		—
New financial assets originated or purchased		64,413,391		1,819,955		779,974		67,013,320
Financial assets that have been paid		(60,721,302)		(2,836,505)		(2,475,498)		(66,033,305)
Net remeasurement of amortized cost and other receivables		(841,693)		(42,188)		1,210,120		326,239
Write-offs		(4,427)		(4,913)		(1,076,075)		(1,085,415)
Discontinued operations (1)		1,592,033		161,627		137,064		1,890,724
Reclassification BAC (1) (2)		5,333,890		236,162		(9,177)		5,560,875
FX and other movements		2,976,581		195,694		196,153		3,368,428
Total portfolio as of December 31, 2021	Ps.	100,858,380	Ps.	11,747,975	Ps.	9,421,449	Ps.	122,027,804
Transfers:
Transfer from stage 1 to stage 2		(3,412,530)		3,412,530		—		—
Transfer from stage 1 to stage 3		(1,183,677)		—		1,183,677		—
Transfer from stage 2 to stage 3		—		(1,259,406)		1,259,406		—
Transfer from stage 2 to stage 1		3,502,330		(3,502,330)		—		—
Transfer from stage 3 to stage 2		—		311,858		(311,858)		—
Transfer from stage 3 to stage 1		152,800		—		(152,800)		—
New financial assets originated or purchased		76,419,265		1,177,731		723,459		78,320,455
Financial assets that have been paid		(60,407,178)		(3,742,642)		(3,106,059)		(67,255,879)
Net remeasurement of amortized cost and other receivables		(180,790)		102,831		1,566,802		1,488,843
Write-offs		(2,985)		(2,622)		(740,556)		(746,163)
Discontinued operations (1)		3,560,936		71,257		(953,514)		2,678,679
Loss of control in subsidiary (1)		(33,537,080)		(2,931,541)		35,349		(36,433,272)
FX and other movements		4,188,763		286,453		219,416		4,694,632

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2022	Ps.	89,958,234	Ps.	5,672,094	Ps.	9,144,771	Ps.	104,775,099
Transfers:
Transfer from stage 1 to stage 2		(3,831,869)		3,831,869		—		—
Transfer from stage 1 to stage 3		(979,725)		—		979,725		—
Transfer from stage 2 to stage 3		—		(986,422)		986,422		—
Transfer from stage 2 to stage 1		4,428,540		(4,428,540)		—		—
Transfer from stage 3 to stage 2		—		327,479		(327,479)		—
Transfer from stage 3 to stage 1		216,849		—		(216,849)		—
New financial assets originated or purchased		75,428,991		924,475		1,156,101		77,509,567
Financial assets that have been paid		(66,409,339)		(1,587,486)		(3,472,586)		(71,469,411)
Net remeasurement of amortized cost and other receivables		781,835		18,893		2,285,705		3,086,433
Write-offs		(3,303)		(2,131)		(662,559)		(667,993)
Sale of loan portfolio-loss allowance		—		—		(194,305)		(194,305)
Sale of loan portfolio-cash		—		—		(78,613)		(78,613)
Gain or loss on sale portfolio		—		—		(7,415)		(7,415)
FX and other movements		(5,261,913)		(239,697)		(403,935)		(5,905,545)
Total portfolio as of December 31, 2023	Ps.	94,328,300	Ps.	3,530,534	Ps.	9,188,983	Ps.	107,047,817

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Consumer loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2021	Ps.	1,013,071	Ps.	1,948,030	Ps.	1,977,870	Ps.	4,938,971
Transfers:
Transfer from stage 1 to stage 2		(144,734)		144,734		—		—
Transfer from stage 1 to stage 3		(51,891)		—		51,891		—
Transfer from stage 2 to stage 3		—		(545,940)		545,940		—
Transfer from stage 3 to stage 2		—		89,458		(89,458)		—
Transfer from stage 2 to stage 1		126,680		(126,680)		—		—
Transfer from stage 3 to stage 1		18,283		—		(18,283)		—
Net remeasurement of loss allowance (6)		(233,642)		222,504		1,482,010		1,470,872
New financial assets originated or purchased		493,695		131,386		222,117		847,198
Financial assets that have been derecognized		(223,040)		(211,872)		(54,758)		(489,670)
Unwind of discount (3)		—		—		121,699		121,699
FX and other movements		(27)		6,989		2,564		9,526
Reclassification BAC (1) (2)		(212,651)		450,272		747,424		985,045
Entity desconsolidation		345,830		(528,905)		(735,990)		(919,065)
Write-offs		(65,031)		(183,875)		(2,134,666)		(2,383,572)
Loss allowance as of December 31, 2021	Ps.	1,066,543	Ps.	1,396,101	Ps.	2,118,360	Ps.	4,581,004
Transfers:
Transfer from stage 1 to stage 2		(142,762)		142,762		—		—
Transfer from stage 1 to stage 3		(70,964)		—		70,964		—
Transfer from stage 2 to stage 3		—		(498,736)		498,736		—
Transfer from stage 3 to stage 2		—		92,189		(92,189)		—
Transfer from stage 2 to stage 1		211,028		(211,028)		—		—
Transfer from stage 3 to stage 1		55,658		—		(55,658)		—
Net remeasurement of loss allowance (5)		(1,000)		863,809		1,245,918		2,108,727
New financial assets originated or purchased		473,946		174,616		267,651		916,213
Financial assets that have been derecognized		(201,480)		(149,438)		(175,323)		(526,241)
Unwind of discount (3)		—		13		119,709		119,722
FX and other movements		(2,575)		9,007		3,555		9,987
Discontinued operations (1)		(9,751)		15,493		240,008		245,750
Loss of control in subsidiary (1)		(412,745)		(585,225)		(802,042)		(1,800,012)
Write-offs		(125,994)		(396,404)		(1,820,840)		(2,343,238)
Loss allowance as of December 31, 2022	Ps.	839,904	Ps.	853,159	Ps.	1,618,849	Ps.	3,311,912
Transfers:
Transfer from stage 1 to stage 2		(276,858)		276,858		—		—
Transfer from stage 1 to stage 3		(429,739)		—		429,739		—
Transfer from stage 2 to stage 3		—		(1,004,192)		1,004,192		—
Transfer from stage 3 to stage 2		—		257,854		(257,854)		—
Transfer from stage 2 to stage 1		300,775		(300,775)		—		—
Transfer from stage 3 to stage 1		71,599		—		(71,599)		—
Net remeasurement of loss allowance (4)		484,735		1,310,059		2,145,306		3,940,100
New financial assets originated or purchased		473,697		238,963		481,362		1,194,022
Financial assets that have been derecognized		(214,602)		(98,788)		(394,718)		(708,108)
Sales of portfolio		(2,369)		(1,809)		(162,897)		(167,075)
Unwind of discount (3)		—		46		183,157		183,203
FX and other movements		(3,200)		(4,786)		(5,378)		(13,364)
Write-offs		(101,945)		(533,321)		(2,797,978)		(3,433,244)
Loss allowance as of December 31, 2023	Ps.	1,141,997	Ps.	993,268	Ps.	2,172,181	Ps.	4,307,446

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2023 versus parameters as of 2022 and the loan portfolio as of 2023.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31, 2023
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	57,239	Ps.	51,135	Ps.	(13,718)	Ps.	94,656

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

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2021	Ps.	51,453,521	Ps.	11,382,726	Ps.	2,999,210	Ps.	65,835,457
Transfers:
Transfer from stage 1 to stage 2		(3,955,559)		3,955,559		—		—
Transfer from stage 1 to stage 3		(363,213)		—		363,213		—
Transfer from stage 2 to stage 3		—		(1,869,405)		1,869,405		—
Transfer from stage 2 to stage 1		2,193,145		(2,193,145)		—		—
Transfer from stage 3 to stage 2		—		252,599		(252,599)		—
Transfer from stage 3 to stage 1		102,385		—		(102,385)		—
New financial assets originated or purchased		41,759,298		1,448,809		595,885		43,803,992
Financial assets that have been paid		(32,129,847)		(2,570,086)		(1,102,267)		(35,802,200)
Net remeasurement of amortized cost and other receivables		(1,170,836)		15,274		921,205		(234,357)
Write-offs		(65,031)		(183,875)		(2,134,666)		(2,383,572)
Discontinued operations (1)		2,732,637		506,255		133,900		3,372,792
Reclassification BAC (1) (2)		3,256,691		(1,111,052)		(48,484)		2,097,155
FX and other movements		(1,451)		195,067		6,262		199,878
Total portfolio as of December 31, 2021	Ps.	63,811,740	Ps.	9,828,726	Ps.	3,248,679	Ps.	76,889,145
Transfers:
Transfer from stage 1 to stage 2		(3,939,985)		3,939,985		—		—
Transfer from stage 1 to stage 3		(456,120)		—		456,120		—
Transfer from stage 2 to stage 3		—		(1,433,947)		1,433,947		—
Transfer from stage 2 to stage 1		2,810,585		(2,810,585)		—		—
Transfer from stage 3 to stage 2		—		258,837		(258,837)		—
Transfer from stage 3 to stage 1		146,229		—		(146,229)		—
New financial assets originated or purchased		34,459,205		1,219,507		564,562		36,243,274
Financial assets that have been paid		(22,753,127)		(2,332,167)		(826,367)		(25,911,661)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Net remeasurement of amortized cost and other receivables		(788,200)		69,133		681,170		(37,897)
Write-offs		(125,994)		(396,404)		(1,820,840)		(2,343,238)
Discontinued operations (1)		1,156,225		(80,679)		(477,697)		597,849
Loss of control in subsidiary (1)		(22,340,862)		(3,498,287)		(882,530)		(26,721,679)
FX and other movements		549,432		164,844		(10,625)		703,651
Total portfolio as of December 31, 2022	Ps.	52,529,128	Ps.	4,928,963	Ps.	1,961,353	Ps.	59,419,444
Transfers:
Transfer from stage 1 to stage 2		(5,701,009)		5,701,009		—		—
Transfer from stage 1 to stage 3		(1,029,073)		—		1,029,073		—
Transfer from stage 2 to stage 3		—		(2,089,300)		2,089,300		—
Transfer from stage 2 to stage 1		3,616,500		(3,616,500)		—		—
Transfer from stage 3 to stage 2		—		469,333		(469,333)		—
Transfer from stage 3 to stage 1		212,519		11,192		(223,711)		—
New financial assets originated or purchased		32,474,641		1,586,439		4,957,874		39,018,954
Financial assets that have been paid		(28,331,264)		(2,095,326)		(2,091,623)		(32,518,213)
Net remeasurement of amortized cost and other receivables		20,995		126,837		(1,528,765)		(1,380,933)
Write-offs		(101,945)		(533,321)		(2,797,978)		(3,433,244)
Sale of loan portfolio-loss allowance		(2,369)		(1,809)		(162,897)		(167,075)
Sale of loan portfolio-cash		—		(694)		(34,153)		(34,847)
Gain or loss on sale portfolio		—		(59)		10,805		10,746
FX and other movements		(832,014)		(77,989)		(5,218)		(915,221)
Total portfolio as of December 31, 2023	Ps.	52,856,109	Ps.	4,408,775	Ps.	2,734,727	Ps.	59,999,611

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Mortgage loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2021	Ps.	72,294	Ps.	225,889	Ps.	262,721	Ps.	560,904
Transfers:
Transfer from stage 1 to stage 2		(5,944)		5,944		—		—
Transfer from stage 1 to stage 3		(322)		—		322		—
Transfer from stage 2 to stage 3		—		(26,501)		26,501		—
Transfer from stage 3 to stage 2		—		10,387		(10,387)		—
Transfer from stage 2 to stage 1		14,441		(14,441)		—		—
Transfer from stage 3 to stage 1		6,819		—		(6,819)		—
Net remeasurement of loss allowance (6)		(7,201)		80,638		37,248		110,685
New financial assets originated or purchased		13,900		5,093		7,636		26,629
Financial assets that have been derecognized		(15,995)		(14,577)		(6,981)		(37,553)
Unwind of discount (3)		—		1		13,944		13,945
FX and other movements		(116)		4,515		381		4,780
Discontinued operations (1)		(39,674)		33,437		76,652		70,415
Reclassification BAC (1) (2)		56,916		(16,388)		(30,750)		9,778
Write-offs		(1,996)		(7,094)		(18,086)		(27,176)
Loss allowance as of December 31, 2021	Ps.	93,122	Ps.	286,903	Ps.	352,382	Ps.	732,407
Transfers:
Transfer from stage 1 to stage 2		(4,775)		4,775		—		—
Transfer from stage 1 to stage 3		(266)		—		266		—
Transfer from stage 2 to stage 3		—		(28,228)		28,228		—
Transfer from stage 3 to stage 2		—		10,553		(10,553)		—
Transfer from stage 2 to stage 1		70,544		(70,544)		—		—
Transfer from stage 3 to stage 1		15,267		—		(15,267)		—
Net remeasurement of loss allowance (5)		(55,643)		19,536		25,930		(10,177)
New financial assets originated or purchased		12,837		4,133		9,982		26,952
Financial assets that have been derecognized		(27,664)		(8,938)		(5,375)		(41,977)
Unwind of discount (3)		—		1		17,084		17,085
FX and other movements		(4,930)		9,709		1,148		5,927
Discontinued operations (1)		(6,193)		1,917		9,998		5,722
Loss of control in subsidiary (1)		(41,518)		(173,351)		(126,763)		(341,632)
Write-offs		(2,018)		(3,827)		(36,021)		(41,866)
Loss allowance as of December 31, 2022	Ps.	48,763	Ps.	52,639	Ps.	251,039	Ps.	352,441
Transfers:
Transfer from stage 1 to stage 2		(7,295)		7,295		—		—
Transfer from stage 1 to stage 3		(635)		—		635		—
Transfer from stage 2 to stage 3		—		(35,387)		35,387		—
Transfer from stage 3 to stage 2		—		9,526		(9,526)		—
Transfer from stage 2 to stage 1		26,638		(26,638)		—		—
Transfer from stage 3 to stage 1		10,329		—		(10,329)		—
Net remeasurement of loss allowance (4)		(14,157)		63,399		(21,731)		27,511
New financial assets originated or purchased		9,654		7,711		56,558		73,923
Financial assets that have been derecognized		(20,196)		(6,486)		(8,896)		(35,578)
Unwind of discount (3)		12		—		16,988		17,000
FX and other movements		332		(2,125)		(2,483)		(4,276)
Write-offs		(8,365)		(3,601)		(39,068)		(51,034)
Loss allowance as of December 31, 2023	Ps.	45,080	Ps.	66,333	Ps.	268,574	Ps.	379,987

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2023 versus parameters as of 2022 and the loan portfolio as of 2023.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31, 2023
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired			Total
Ps.	5,207	Ps.	4,604	Ps.	3,914	Ps.	13,725

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

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2021	Ps.	18,537,882	Ps.	5,217,872	Ps.	803,017	Ps.	24,558,771
Transfers:
Transfer from stage 1 to stage 2		(773,274)		773,274		—		—
Transfer from stage 1 to stage 3		(18,990)		—		18,990		—
Transfer from stage 2 to stage 3		—		(164,767)		164,767		—
Transfer from stage 2 to stage 1		657,398		(657,398)		—		—
Transfer from stage 3 to stage 2		—		47,618		(47,618)		—
Transfer from stage 3 to stage 1		39,085		—		(39,085)		—
New financial assets originated or purchased		4,417,205		85,222		6,750		4,509,177
Financial assets that have been paid		(2,315,419)		(207,019)		(105,803)		(2,628,241)
Net remeasurement of amortized cost and other receivables		(99,596)		22,411		76,779		(406)
Write-offs		(1,996)		(7,094)		(18,086)		(27,176)
Discontinued operations (1)		708,558		198,396		37,790		944,744
Reclassification BAC (1) (2)		1,548,735		(229,027)		188,468		1,508,176
FX and other movements		43,561		199,022		12,688		255,271
Total portfolio as of December 31, 2021	Ps.	22,743,149	Ps.	5,278,510	Ps.	1,098,657	Ps.	29,120,316
Transfers:
Transfer from stage 1 to stage 2		(896,435)		896,435		—		—
Transfer from stage 1 to stage 3		(13,682)		—		13,682		—
Transfer from stage 2 to stage 3		—		(219,362)		219,362		—
Transfer from stage 2 to stage 1		1,954,180		(1,954,180)		—		—
Transfer from stage 3 to stage 2		—		72,617		(72,617)		—
Transfer from stage 3 to stage 1		67,285		—		(67,285)		—
New financial assets originated or purchased		4,715,113		53,475		6,304		4,774,892
Financial assets that have been paid		(1,891,256)		(197,058)		(103,664)		(2,191,978)
Net remeasurement of amortized cost and other receivables		(130,620)		39,252		83,758		(7,610)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Write-offs		(2,018)		(3,827)		(36,021)		(41,866)
Discontinued operations (1)		268,497		(1,219,303)		(650,834)		(1,601,640)
Loss of control in subsidiary (1)		(10,977,834)		(1,859,006)		(383)		(12,837,223)
FX and other movements		390,049		272,242		6,173		668,464
Total portfolio as of December 31, 2022	Ps.	16,226,428	Ps.	1,159,795	Ps.	497,132	Ps.	17,883,355
Transfers:
Transfer from stage 1 to stage 2		(1,382,946)		1,382,946		—		—
Transfer from stage 1 to stage 3		(40,569)		—		40,569		—
Transfer from stage 2 to stage 3		—		(271,352)		271,352		—
Transfer from stage 2 to stage 1		1,082,759		(1,082,759)		—		—
Transfer from stage 3 to stage 2		—		66,023		(66,023)		—
Transfer from stage 3 to stage 1		79,530		—		(79,530)		—
New financial assets originated or purchased		3,594,678		71,626		2,094,419		5,760,723
Financial assets that have been paid		(2,142,766)		(109,535)		(2,147,384)		(4,399,685)
Net remeasurement of amortized cost and other receivables		35,508		18,036		48,059		101,603
Write-offs		(8,365)		(3,601)		(39,068)		(51,034)
FX and other movements		(723,260)		(70,394)		(15,102)		(808,756)
Total portfolio as of December 31, 2023	Ps.	16,720,997	Ps.	1,160,785	Ps.	604,424	Ps.	18,486,206

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Microcredit loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2021	Ps.	17,089	Ps.	60,040	Ps.	46,910	Ps.	124,039
Transfers:
Transfer from stage 1 to stage 2		(5,398)		5,398		—		—
Transfer from stage 1 to stage 3		(1,026)		—		1,026		—
Transfer from stage 2 to stage 3		—		(28,310)		28,310		—
Transfer from stage 3 to stage 2		—		3,385		(3,385)		—
Transfer from stage 2 to stage 1		2,304		(2,304)		—		—
Transfer from stage 3 to stage 1		452		—		(452)		—
Net remeasurement of loss allowance (4)		(11,869)		(18,726)		46,548		15,953
New financial assets originated or purchased		9,648		630		21		10,299
Financial assets that have been derecognized		(4,050)		(4,022)		(656)		(8,728)
Unwind of discount (1)		—		—		13,415		13,415
Write-offs		(410)		(2,800)		(46,698)		(49,908)
Loss allowance as of December 31, 2021	Ps.	6,740	Ps.	13,291	Ps.	85,039	Ps.	105,070
Transfers:
Transfer from stage 1 to stage 2		(2,285)		2,285		—		—
Transfer from stage 1 to stage 3		(816)		—		816		—
Transfer from stage 2 to stage 3		—		(10,682)		10,682		—
Transfer from stage 3 to stage 2		—		1,440		(1,440)		—
Transfer from stage 2 to stage 1		2,901		(2,901)		—		—
Transfer from stage 3 to stage 1		339		—		(339)		—
Net remeasurement of loss allowance (3)		(3,625)		4,222		2,753		3,350
New financial assets originated or purchased		5,480		197		17		5,694
Financial assets that have been derecognized		(2,248)		(926)		(373)		(3,547)
Unwind of discount (1)		—		—		9,052		9,052
Write-offs		(248)		(2,004)		(78,396)		(80,648)
Loss allowance as of December 31, 2022	Ps.	6,238	Ps.	4,922	Ps.	27,811	Ps.	38,971
Transfers:
Transfer from stage 1 to stage 2		(3,411)		3,411		—		—
Transfer from stage 1 to stage 3		(1,308)		—		1,308		—
Transfer from stage 2 to stage 3		—		(10,612)		10,612		—
Transfer from stage 3 to stage 2		—		1,374		(1,374)		—
Transfer from stage 2 to stage 1		1,729		(1,729)		—		—
Transfer from stage 3 to stage 1		210		—		(210)		—
Net remeasurement of loss allowance (2)		6,322		10,395		12,816		29,533
New financial assets originated or purchased		4,647		97		54		4,798
Financial assets that have been derecognized		(1,953)		(265)		(212)		(2,430)
Unwind of discount (1)		—		—		7,016		7,016
Write-offs		(406)		(1,227)		(22,595)		(24,228)
Loss allowance as of December 31, 2023	Ps.	12,068	Ps.	6,366	Ps.	35,226	Ps.	53,660
(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2023 versus parameters as of December 31,2022 and the loan portfolio as of December 31, 2023.

December 31, 2023
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired	Total
Ps.	(96)	Ps.	29	Ps. (6)	Ps.	(73)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2021	Ps.	178,570	Ps.	143,901	Ps.	49,850	Ps.	372,321
Transfers:
Transfer from stage 1 to stage 2		(49,052)		49,052		—		—
Transfer from stage 1 to stage 3		(7,072)		—		7,072		—
Transfer from stage 2 to stage 3		—		(87,758)		87,758		—
Transfer from stage 2 to stage 1		38,089		(38,089)		—		—
Transfer from stage 3 to stage 2		—		9,424		(9,424)		—
Transfer from stage 3 to stage 1		2,109		—		(2,109)		—
New financial assets originated or purchased		183,192		48		4,501		187,741
Financial assets that have been paid		(158,470)		(35,642)		(24,868)		(218,980)
Net remeasurement of amortized cost and other receivables		463		5,226		20,876		26,565
Write-offs		(410)		(2,800)		(46,698)		(49,908)
Total portfolio as of December 31, 2021	Ps.	187,419	Ps.	43,362	Ps.	86,958	Ps.	317,739
Transfers:
Transfer from stage 1 to stage 2		(27,202)		27,202		—		—
Transfer from stage 1 to stage 3		(5,892)		—		5,892		—
Transfer from stage 2 to stage 3		—		(26,762)		26,762		—
Transfer from stage 2 to stage 1		21,110		(21,110)		—		—
Transfer from stage 3 to stage 2		—		3,683		(3,683)		—
Transfer from stage 3 to stage 1		980		—		(980)		—
New financial assets originated or purchased		219,226		57		34		219,317
Financial assets that have been paid		(177,589)		(12,754)		(17,655)		(207,998)
Net remeasurement of amortized cost and other receivables		6,687		2,382		10,241		19,310
Write-offs		(248)		(2,004)		(78,396)		(80,648)
Total portfolio as of December 31, 2022	Ps.	224,491	Ps.	14,056	Ps.	29,173	Ps.	267,720
Transfers:
Transfer from stage 1 to stage 2		(36,169)		36,169		—		—
Transfer from stage 1 to stage 3		(10,609)		—		10,609		—
Transfer from stage 2 to stage 3		—		(25,030)		25,030		—
Transfer from stage 2 to stage 1		9,226		(9,226)		—		—
Transfer from stage 3 to stage 2		—		2,946		(2,946)		—
Transfer from stage 3 to stage 1		516		—		(516)		—
New financial assets originated or purchased		214,273		1,387		41,681		257,341
Financial assets that have been paid		(178,828)		(6,329)		(22,883)		(208,040)
Net remeasurement of amortized cost and other receivables		4,054		1,207		(20,525)		(15,264)
Write-offs		(406)		(1,227)		(22,595)		(24,228)
Total portfolio as of December 31, 2023	Ps.	226,548	Ps.	13,953	Ps.	37,028	Ps.	277,529

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Interbank and overnight funds

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2021	Ps.	792	Ps.	—	Ps.	59	Ps.	851
Net remeasurement of loss allowance (3)		(2,142)						(2,142)
New financial assets originated or purchased		5,670						5,670
Financial assets that have been derecognized		(1,934)				(59)		(1,993)
Write-offs		—		—		—		—
Loss allowance as of December 31, 2021	Ps.	2,386	Ps.	—	Ps.	—	Ps.	2,386
Net remeasurement of loss allowance (2)		3		—		—		3
New financial assets originated or purchased		17,244		—		—		17,244
Financial assets that have been derecognized		(18,189)		—		—		(18,189)
Loss allowance as of December 31, 2022	Ps.	1,444	Ps.	—	Ps.	—	Ps.	1,444
Transfers:
Transfer from stage 2 to stage 1		2		(2)		—		—
Net remeasurement of loss allowance (1)		(122)		2		—		(120)
New financial assets originated or purchased		1,787		—		—		1,787
Financial assets that have been derecognized		(3,089)		—		—		(3,089)
Loss allowance as of December 31, 2023	Ps.	22	Ps.	—	Ps.	—	Ps.	22
(1)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2023 versus parameters as of December 31,2022 and the loan portfolio as of December 31, 2023.

December 31, 2023
	Stage 2		Stage 3
Stage 1	Lifetime ECL not		Lifetime ECL
12-month ECL	credit-impaired		credit-impaired		Total
Ps. (4)	Ps.	—	Ps.	—	Ps.	(4)

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

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of the interbank and overnight funds portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2021	Ps.	4,693,539	Ps.	—	Ps.	139	Ps.	4,693,678
New financial assets originated or purchased		1,531,771		—		—		1,531,771
Financial assets that have been paid		(2,671,104)		—		—		(2,671,104)
Net remeasurement of amortized cost and other receivables		16,676		—		(139)		16,537
Discontinued operations (1)		1,529		—		—		1,529
Reclassification BAC (1) (2)		(607,582)		—		—		(607,582)
FX and other movements		253,604		—		—		253,604
Total portfolio as of December 31, 2021	Ps.	3,218,433	Ps.	—	Ps.	—	Ps.	3,218,433
New financial assets originated or purchased		23,119,916		—		1		23,119,917
Financial assets that have been paid		(18,982,865)		—		—		(18,982,865)
Net remeasurement of amortized cost and other receivables		84,916		—		—		84,916
Discontinued operations (1)		249		—		—		249
Loss of control in subsidiary (1)		(1,442,427)		—		—		(1,442,427)
FX and other movements		(30,480)		—		—		(30,480)
Total portfolio as of December 31, 2022	Ps.	5,967,742	Ps.	—	Ps.	1	Ps.	5,967,743
New financial assets originated or purchased		206,661		—		—		206,661
Financial assets that have been paid		(6,003,176)		—		—		(6,003,176)
Net remeasurement of amortized cost and other receivables		(1,390)		—		(1)		(1,391)
FX and other movements		222,770		—		—		222,770
Total portfolio as of December 31, 2023	Ps.	392,607	Ps.	—	Ps.	—	Ps.	392,607

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

The following table further explains changes in the movements in the allowance for the of investments in debt securities at FVOCI portfolio:

Investments in debt securities at FVOCI

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2021	Ps.	96,307	Ps.	179	Ps.	—	Ps.	96,486
Net remeasurement of loss allowance (5)		(1,829)		—		—		(1,829)
New financial assets originated or purchased		7,809		—		—		7,809
Financial assets that have been derecognized		(8,948)		2		—		(8,946)
Discontinued operations (1)		16,821		(180)		—		16,641
Reclassification BAC (1) (2)		12,702		1		—		12,703
FX and other movements		1,116		(2)		—		1,114
Loss allowance balance as of December 31, 2021	Ps.	123,978	Ps.	—	Ps.	—	Ps.	123,978
Net remeasurement of loss allowance (3)		(3,217)		—		—		(3,217)
New financial assets originated or purchased		4,409		—		—		4,409
Financial assets that have been derecognized		(4,870)		—		—		(4,870)
Discontinued operations (1)		2,935		—		—		2,935
Loss of control in subsidiary (1)		(111,358)		—		—		(111,358)
FX and other movements		809		—		—		809
Loss allowance balance as of December 31, 2022	Ps.	12,686	Ps.	—	Ps.	—	Ps.	12,686
Net remeasurement of loss allowance (3)		(892)		—		—		(892)
New financial assets originated or purchased		6,470		—		—		6,470
Financial assets that have been derecognized		(4,342)		—		—		(4,342)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
FX and other movements		(950)		—		—		(950)
Loss allowance as of December 31, 2023	Ps.	12,972	Ps.	—	Ps.	—	Ps.	12,972

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2023 versus parameters as of December 31, 2022 and the investments portfolio as of December 31, 2023.

December 31, 2023
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(359)	Ps.	—	Ps.	—	Ps.	(359)

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

December 31, 2021
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(12,852)	Ps.	—	Ps.	—	Ps.	(12,852)

The following table further explains changes in the movements in the allowance for of investments in debt securities at amortized cost portfolio:

Investments in debt securities at amortized cost

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of January 1, 2021	Ps.	7,188	Ps.	7	Ps.	—	Ps.	7,195
Transfer from stage 1 to stage 2		(1,796)		1,796		—		—
Net remeasurement of loss allowance (4)		(2,443)		4,069		—		1,626
New financial assets originated or purchased		2,179		1,443		—		3,622
Financial assets that have been derecognized		(1,622)		—		—		(1,622)
Discontinued operations (1)		(1,087)		5		—		(1,082)
Reclassification BAC (1) (2)		(417)		(5)		—		(422)
FX and other movements		1,295		86		—		1,381
Loss allowance as of December 31, 2021	Ps.	3,297	Ps.	7,401	Ps.	—	Ps.	10,698
Net remeasurement of loss allowance (3)		19,761		547		—		20,308
New financial assets originated or purchased		2,198		—		—		2,198
Financial assets that have been derecognized		(1,015)		(1,090)		—		(2,105)
Discontinued operations (1)		(85)		—		—		(85)
Loss of control in subsidiary (1)		(503)		—		—		(503)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
FX and other movements		4,910		1,509		—		6,419
Loss allowance as of December 31, 2022	Ps.	28,563	Ps.	8,367	Ps.	—	Ps.	36,930
Transfer from stage 2 to stage 1		1,485		(1,485)		—		—
Net remeasurement of loss allowance (3)		(14,315)		(996)		—		(15,311)
New financial assets originated or purchased		2,669		—		—		2,669
Financial assets that have been derecognized		(1,466)		—		—		(1,466)
FX and other movements		(4,323)		(1,617)		—		(5,940)
Loss allowance as of December 31, 2023	Ps.	12,613	Ps.	4,269	Ps.	—	Ps.	16,882

(1)    See note 1.1 “Discontinued operations of BAC Holding”

(2)    Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2023 versus parameters as of December 31, 2022 and the investments portfolio as of December 31, 2023.

December 31, 2023
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	9,632	Ps.	—	Ps.	—	Ps.	9,632

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

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Other accounts receivable

General approach

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2021	Ps.	18,136	Ps.	13,548	Ps.	107,471	Ps.	139,155
Net remeasurement of loss allowance		2,378		2,865		41,515		46,758
FX and other movements		(49)		358		1,223		1,532
Write-offs		(1,526)		—		(20,760)		(22,286)
Loss allowance as of December 31, 2021	Ps.	18,939	Ps.	16,771	Ps.	129,449	Ps.	165,159
Net remeasurement of loss allowance		7,680		2,190		48,003		57,873
FX and other movements		1,748		1,240		177		3,165
Write-offs		(3,390)		—		(37,506)		(40,896)
Loss allowance as of December 31, 2022	Ps.	24,977	Ps.	20,201	Ps.	140,123	Ps.	185,301
Net remeasurement of loss allowance		4,389		257		46,867		51,513
FX and other movements		(1,789)		(1,270)		(2,464)		(5,523)
Write-offs		(1,612)		—		(43,397)		(45,009)
Loss allowance as of December 31, 2023	Ps.	25,965	Ps.	19,188	Ps.	141,129	Ps.	186,282

Simplified approach

	Loss allowance
Loss allowance as of January 1, 2021	Ps.	203,902
Reclassification BAC (1)(2)		(1,157)
Discontinued operations (1)		8,659
Provision charged to profit or loss		30,039
Recovery of partial payments from the clients		(5,157)
Write-offs		(25,951)
Exchange gains (losses) in foreign currency		7,308
Transfer from general approach to simplified approach		—
Loss allowance as of December 31, 2021	Ps.	217,643
Loss of control in subsidiary (1)		(33,024)
Discontinued operations (1)		469
Entity liquidation		(1,592)
Provision charged to profit or loss		27,519
Recovery for partial payments from the clients		(6,751)
Write-offs		(7,948)
Exchange gains (losses) in foreign currency		799
Loss allowance as of December 31, 2022	Ps.	197,115
Entity deconsolidation		(3,245)
Provision charged to profit or loss		39,750
Recovery for partial payments from the clients		(14,599)
Write-offs		(18,516)
Exchange gains (losses) in foreign currency		(1,123)
Loss allowance as of December 31, 2023	Ps.	199,382

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Loan commitments and financial guarantee contracts

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2021	Ps.	57,226	Ps.	8,679	Ps.	1,488	Ps.	67,393
Transfers:
Transfer from stage 1 to stage 2		(1,260)		1,260		—		—
Transfer from stage 1 to stage 3		(132)		—		132		—
Transfer from stage 2 to stage 3		—		(169)		169		—
Transfer from stage 3 to stage 2		—		36		(36)		—
Transfer from stage 2 to stage 1		4,585		(4,585)		—		—
Transfer from stage 3 to stage 1		84		—		(84)		—
Net remeasurement of loss allowance		(26,378)		830		(4,755)		(30,303)
New loan commitments and financial guarantees issued		12,057		4,025		4,924		21,006
FX and other movements		(264)		—		1		(263)
Discontinued operations (1)		(290)		(8)		4,138		3,840
Reclassification BAC (1) (2)		288		29		51		368
Loss allowance as of December 31, 2021	Ps.	45,916	Ps.	10,097	Ps.	6,028	Ps.	62,041
Transfers:
Transfer from stage 1 to stage 2		(558)		558		—		—
Transfer from stage 1 to stage 3		(57)		—		57		—
Transfer from stage 2 to stage 3		—		(211)		211		—
Transfer from stage 3 to stage 2		—		34		(34)		—
Transfer from stage 2 to stage 1		3,379		(3,379)		—		—
Transfer from stage 3 to stage 1		289		—		(289)		—
Net remeasurement of loss allowance		(7,419)		(2,264)		(1,218)		(10,901)
New loan commitments and financial guarantees issued		17,204		1,826		(41)		18,989
FX and other movements		202		1		—		203
Discontinued operations (1)		(45)		(63)		(133)		(241)
Loss of control in subsidiary (1)		(751)		(138)		(4,292)		(5,181)
Loss allowance as of December 31, 2022	Ps.	58,160	Ps.	6,461	Ps.	289	Ps.	64,910
Transfers:
Transfer from stage 1 to stage 2		(1,690)		1,690		—		—
Transfer from stage 1 to stage 3		(218)		—		218		—
Transfer from stage 2 to stage 3		—		(329)		329		—
Transfer from stage 3 to stage 2		—		4		(4)		—
Transfer from stage 2 to stage 1		1,105		(1,105)		—		—
Transfer from stage 3 to stage 1		29		—		(29)		—
Net remeasurement of loss allowance		(14,124)		(769)		211		(14,682)
New loan commitments and financial guarantees issued		18,693		1,732		(65)		20,360
FX and other movements		(318)		(2)		—		(320)
Loss allowance as of December 31, 2023	Ps.	61,637	Ps.	7,682	Ps.	949	Ps.	70,268

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

In order to avoid credit risk concentration at Grupo Aval level, management relies on the financial subsidiaries Credit Risk Unit or its equivalent, which consolidates, and monitors the credit risk exposures of all financial subsidiaries, to determine the maximum levels of concentration.

Pursuant to Colombian regulations, financial subsidiaries in Colombia cannot grant unsecured loans to borrowers, which on a combined basis exceed 10% of the financial subsidiary´s regulatory capital calculated according to the definitions of the Ministry of Finance. Loans maybe more than 10% of the regulatory capital of the financial subsidiary when they are secured by acceptable collateral and/or certain guarantees.

Concentration by sector

Below is the credit portfolio distribution of Grupo Aval by economic sector as of December 31, 2023, and 2022:

Sector	December 31, 2023%			December 31, 2022%
Consumer services	Ps.	84,358,141	45.3%	Ps.	84,466,684	44.8%
Commercial services		40,341,863	21.7%		42,542,019	22.6%
Construction		14,733,390	7.9%		14,438,349	7.7%
Food, beverage and tobacco		7,191,477	3.9%		7,843,322	4.2%
Public services		7,172,123	3.9%		5,672,379	3.0%
Other industrial and manufacturing products		6,410,022	3.4%		7,006,245	3.7%
Transportation and communications		6,283,172	3.4%		6,567,477	3.5%
Chemical production		5,414,605	2.9%		5,422,364	2.9%
Government		5,367,471	2.9%		5,252,429	2.8%
Agricultural		4,192,847	2.3%		4,448,738	2.4%
Trade and tourism		1,622,212	0.8%		1,650,721	0.9%
Mining products and oil		1,500,686	0.8%		1,226,418	0.6%
Other		1,615,761	0.8%		1,776,216	0.9%
Total of each economic sector	Ps.	186,203,770	100.0%	Ps.	188,313,361	100.0%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Concentration by country

The detail of credit risk at the level of Grupo Aval in the different geographic areas determined according to the domicile of the debtor, without taking into consideration loan loss provisions as of December 31, 2023, and 2022 is as follows:

December 31, 2023	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	90,146,557	Ps.	56,659,813	Ps.	15,363,688	Ps.	277,529	Ps.	320,400	Ps.	162,767,987
Panamá		7,881,116		3,339,663		3,122,518		—		21,512		14,364,809
United States		5,857,040		—		—		—		50,089		5,907,129
Guatemala		218,838		—		—		—		—		218,838
Costa Rica		115,868		—		—		—		606		116,474
Honduras		298,941		—		—		—		—		298,941
El Salvador		6,704		—		—		—		—		6,704
Nicaragua		605		—		—		—		—		605
Other countries		2,522,148		135		—		—		—		2,522,283
Total gross loan portfolio	Ps.	107,047,817	Ps.	59,999,611	Ps.	18,486,206	Ps.	277,529	Ps.	392,607	Ps.	186,203,770

December 31, 2022	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	86,114,887	Ps.	55,387,762	Ps.	13,944,236	Ps.	267,720	Ps.	5,786,796	Ps.	161,501,401
Panamá		10,318,304		4,030,766		3,936,629		—		177,090		18,462,789
United States		5,063,368		6		—		—		—		5,063,374
Guatemala		225,105		—		—		—		—		225,105
Costa Rica		212,701		829		2,490		—		3,857		219,877
Honduras		77,035		—		—		—		—		77,035
El Salvador		56,066		—		—		—		—		56,066
Nicaragua		—		—		—		—		—		—
Other countries		2,707,633		81		—		—		—		2,707,714
Total gross loan portfolio	Ps.	104,775,099	Ps.	59,419,444	Ps.	17,883,355	Ps.	267,720	Ps.	5,967,743	Ps.	188,313,361

Concentration by currency

The classification of loan portfolio by type of currency is as follows:

December 31, 2023	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	83,083,022	Ps.	23,964,795	Ps.	107,047,817
Consumer		56,580,248		3,419,363		59,999,611
Residential mortgage		15,363,549		3,122,657		18,486,206
Microcredit		277,529		—		277,529
Interbank and overnight funds		159,757		232,850		392,607
Total gross loan portfolio	Ps.	155,464,105	Ps.	30,739,665	Ps.	186,203,770

December 31, 2022	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	77,500,547	Ps.	27,274,552	Ps.	104,775,099
Consumer		55,306,497		4,112,947		59,419,444
Residential mortgage		13,944,125		3,939,230		17,883,355
Microcredit		267,720		—		267,720
Interbank and overnight funds		5,595,142		372,601		5,967,743
Total gross loan portfolio	Ps.	152,614,031	Ps.	35,699,330	Ps.	188,313,361

As of December 31, 2023, the loan portfolio in foreign currency represents 16.5% of the total portfolio, equivalent to US$ 8,042 million. As of December 31, 2022, the loan portfolio in foreign currency represents 19.0%, equivalent to US$ 7,421 million.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Investment debt securities

Grupo Aval entities monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of credit risk from investment securities is shown below.

Concentration by sector

Trading debt securities (see note 8.1)

The balance of financial assets in investments in trading debt securities includes the following as of December 31, 2023, and 2022:

	December 31,		December 31,
	2023		2022
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	5,732,620	Ps.	2,743,473
Securities issued or secured by other Colombian Government entities		155,737		194,150
Securities issued or secured by other financial entities		902,652		607,368
Securities issued or secured by non-financial sector entities		2,994		11,349
Others		20,585		24,515
Total In Colombian Pesos	Ps.	6,814,588	Ps.	3,580,855

In foreign currency
Securities issued or secured by Colombian Government	Ps.	62,212	Ps.	77,928
Securities issued or secured by foreign Governments		32,079		57,600
Securities issued or secured by other financial entities		181,809		44,439
Securities issued or secured by non-financial sector entities		3,412		—
Others		19,280		65
Total In foreign currency	Ps.	298,792	Ps.	180,032
Total trading debt securities	Ps.	7,113,380	Ps.	3,760,887

Investments in debt securities mandatorily at FVTPL (see note 9.1)

The balance of financial assets in investments in debt securities mandatorily at FVTPL includes the following as of December 31, 2023, and 2022:

	December 31,		December 31,
	2023		2022
In Colombian Pesos
Others	Ps.	1,889	Ps.	1,378
Total debt securities mandatorily at FVTPL	Ps.	1,889	Ps.	1,378

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Investments in debt securities at FVOCI

The balance of financial assets in investments in debt securities at FVOCI includes the following as of December 31, 2023, and 2022:

	December 31,		December 31,
	2023		2022
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	14,491,881	Ps.	13,025,432
Securities issued or secured by other Colombian Government entities		325,588		278,335
Securities issued or secured by other financial entities		918,788		707,630
Securities issued or secured by non-financial sector entities		961		5,233
Others		212,635		310,160
Total In Colombian Pesos	Ps.	15,949,853	Ps.	14,326,790
In foreign currency
Securities issued or secured by Colombian Government	Ps.	2,298,912	Ps.	2,527,440
Securities issued or secured by other Colombian Government entities		538,200		510,913
Securities issued or secured by foreign Governments		2,507,038		3,396,455
Securities issued or secured by central banks		145,489		194,098
Securities issued or secured by other financial entities		1,223,859		915,274
Securities issued or secured by non-financial sector entities		213,610		48,574
Others		449,815		542,261
Total In foreign currency	Ps.	7,376,923	Ps.	8,135,015
Total debt securities at FVOCI	Ps.	23,326,776	Ps.	22,461,805

Investments in debt securities at amortized cost

The balance of financial assets in investments in debt securities at amortized cost includes the following as of December 31, 2023, and 2022:

		December 31,		December 31,
In Colombian Pesos	2023		2022
Securities issued or secured by Colombian Government	Ps.	2,567,463	Ps.	2,299,618
Securities issued or secured by other Colombian Government entities		5,112,355		4,509,839
Others		36,635		38,756
Total In Colombian Pesos	Ps.	7,716,453	Ps.	6,848,213
In foreign currency
Securities issued or secured by foreign Governments	Ps.	26,515	Ps.	33,453
Securities issued or secured by other financial entities		2,082,993		2,618,656
Securities issued or secured by non-financial sector entities		143,410		237,537
Others		27,190		33,633
Total in foreign currency	Ps.	2,280,108	Ps.	2,923,279
Total investments in debt securities at amortized cost	Ps.	9,996,561	Ps.	9,771,492

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Concentration of investments in debt securities by location

	As of December 31,
	2023		2022
Colombia	Ps.	33,713,283	Ps.	28,040,520
Panama		3,952,223		4,381,752
USA		1,421,010		2,213,308
Brazil		114,879		264,073
Mexico		410,599		221,754
Costa Rica		95,643		143,513
Chile		182,398		115,033
Peru		177,096		102,190
Paraguay		37,177		8,593
Total by country	Ps.	40,104,308	Ps.	35,490,736
Bladex (Foreign Trade Bank of Latin America)		225,642		277,501
Andean Development Corporation (Corporación Andina de Fomento)		105,107		111,124
International Bank for Reconstruction and Development		—		89,266
Inter-American Corporation for the Financing of Infrastructure		3,549		26,935
Multilateral	Ps.	334,298	Ps.	504,826
Total investments in debt securities	Ps.	40,438,606	Ps.	35,995,562

Concentration by Sovereign Debt

As a general rule, Grupo Aval considers sovereign risk to be the risk assumed in deposits with Central Banks (including the mandatory deposits), investments in debt issues of a Colombian Government. In addition, the risk arising from transactions with public sector entities that have the following features: their funds are obtained only from fiscal income, they are legally recognized as entities directly included in the government sector, and their activities are of a non-commercial nature.

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

As of December 31, 2023, and 2022, the investment portfolio of financial assets in debt instruments is comprised mainly of securities issued or secured by entities of the Republic of Colombia and issued or secured by other Colombian Government entities, which represent 68.57% and 72.70%, respectively of the total portfolio.

Below is the detail of Grupo Aval’s sovereign debt portfolio issued by Central Governments per country:

	December 31, 2023			December 31, 2022
			%			%
Investment grade (1)
Colombia	Ps.	22,768,597	82.14%	Ps.	17,942,244	74.26%
Panama		1,077,656	3.89%		1,126,942	4.66%
Chile		3,768	0.01%		—	—%
Mexico		16,268	0.06%		19,552	0.08%
United States of America		1,371,842	4.95%		2,213,308	9.16%
Total Investment grade	Ps.	25,238,131	91.05%	Ps.	21,302,046	88.16%
Speculative (2)
Brazil		27,643	0.10%		32,834	0.14%
Colombia		2,384,493	8.60%		2,731,647	11.31%
Costa Rica		68,454	0.25%		94,871	0.39%
Total Speculative	Ps.	2,480,590	8.95%	Ps.	2,859,352	11.84%
	Ps.	27,718,721	100.00%	Ps.	24,161,398	100.00%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Below is the detail of Grupo Aval’s debt portfolio issued by Central Banks:

	December 31, 2023				December 31, 2022
			%			%
Investment Grade (1)
Panama (*)	Ps.	145,489	100.00%	Ps.	194,098	100.00%
Total Investment grade	Ps.	145,489	100.00%	Ps.	194,098	100.00%

Total sovereign risk	Ps.	27,864,210	100.00%	Ps.	24,355,496	100.00%
(1)	Investment grade includes the risk rating of Fitch Ratings Colombia S.A o F1+ to F3, BRC of Colombia from BRC 1+ to BRC 3 and Standard & Poor’s from AAA to BBB-.
(2)	Speculative or non-investment grade level includes the risk rating of Fitch Ratings Colombia S.A. from B to E, BRC de Colombia from BRC 4 to BRC 6 and Standard & Poor’s from BB+ to D.

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

The following is the balance of restructured loans as of December 31, 2023, and 2022:

Restructured loans	December 31, 2023		December 31, 2022
Local currency	Ps.	4,346,710	Ps.	3,081,868
Foreign currency		1,646,876		1,647,947
Total restructured	Ps.	5,993,586	Ps.	4,729,815

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

During the years ended December 31, 2023, and 2022, the following is the total of foreclosed assets received and sold during such periods:

	December 31, 2023		December 31, 2022
Foreclosed assets received	Ps.	76,116	Ps.	88,482
Foreclosed assets sold		90,940		50,019

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

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of December 31, 2023, and 2022.

Loan commitments and financial guarantee contracts

	December 31, 2023		December 31, 2022
	Notional amount		Notional amount
Unused credit card limits	Ps.	12,449,298	Ps.	11,861,422
Approved credits not disbursed		4,818,508		5,037,950
Credit arrangements		4,223,426		4,119,577
Guarantees		3,052,607		4,679,653
Unused limits of overdrafts		2,264,226		2,491,299
Unused letters of credit		735,472		1,203,070
Other		2,255,007		1,615,198
Total	Ps.	29,798,544	Ps.	31,008,169

The following is the detail of the credit commitments by type of currency:

	December 31, 2023		December 31, 2022
Colombian Pesos	Ps.	25,821,105	Ps.	25,497,816
U.S. dollars		3,962,607		5,480,746
Euro		13,585		27,934
Other		1,247		1,673
Total	Ps.	29,798,544	Ps.	31,008,169

4.1.10          Offset of financial assets and financial liabilities

The disclosures set out in the following tables include financial assets and liabilities that:

●	are offset in the Group’s statement of financial position; or
●	are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

The gross amounts of financial assets and financial liabilities and their net amounts disclosed in the above tables have been measured in the statement of financial position on the following bases:

●	Derivative assets and liabilities – fair value;
●	Assets and liabilities resulting from sale-and-repurchase agreements, reverse sale-and repurchase agreements and securities lending and borrowing – amortized cost;

The following is the detail of the financial instruments subject to offset contractually required as of December 31, 2023, and 2022:

December 31, 2023

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	2,126,229	Ps.	—	Ps.	2,126,229	Ps.	(1,911,903)	Ps.	(235,189)	Ps.	(20,863)
Repurchase agreements		86,192		—		86,192		(27,803)		—		58,389
Total	Ps.	2,212,421	Ps.	—	Ps.	2,212,421	Ps.	(1,939,706)	Ps.	(235,189)	Ps.	37,526

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Delivered		Exposure
Offsetting liabilities
Derivatives	Ps.	2,371,927	Ps.	—	Ps.	2,371,927	Ps.	(313,095)	Ps.	(245,344)	Ps.	1,813,488
Repurchase agreements		14,366,933		—		14,366,933		(16,874,942)		(1,025,691)		(3,533,700)
Total	Ps.	16,738,860	Ps.	—	Ps.	16,738,860	Ps.	(17,188,037)	Ps.	(1,271,035)	Ps.	(1,720,212)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The following is a breakdown of Grupo Aval’s financial assets and liabilities exposed to trading risk held at December 31, 2023 and 2022.

Account	December 31, 2023		December 31, 2022
Financial assets
Debt financial assets
Trading investments in debt securities	Ps.	7,113,380	Ps.	3,760,887
Investments in debt securities mandatorily at FVTPL		1,889		1,378
Investments in debt securities at FVOCI		23,326,776		22,461,805
Total debt securities	Ps.	30,442,045	Ps.	26,224,070
Derivative assets instruments	Ps.	2,077,567	Ps.	2,041,405
Hedging derivatives assets		48,662		20,854
		2,126,229		2,062,259
Total financial assets	Ps.	32,568,274	Ps.	28,286,329
Liabilities
Derivative liabilities instruments		2,154,361		1,757,606
Hedging derivatives liabilities		217,566		3,568
Total financial liabilities		2,371,927		1,761,174
Net position	Ps.	30,196,347	Ps.	26,525,155

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

4.2.2.2          Methods Used to Measure Market Risk

The Market Risk areas independently reviews the Company’s trading portfolios on a regular basis from a market risk perspective utilizing Value at Risk (VaR) internal and regulatory models, and other quantitative and qualitative risk measures and analyses. Each trading business and the market risk areas also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, and implied volatilities to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and reviewed by our risk and trading areas. Reports summarizing material risk exposures are produced by the market risk areas and are provided to senior management for their review and challenge.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

According to the standard model, the market value-at-risk (VaR) for Grupo Aval´s financial subsidiaries consolidated at their level of December 31, 2023 and 2022 was as follows:

		December 31, 2023			December 31, 2022
			Basis points of			Basis points of
Entity		Value at Risk	regulatory capital		Value at Risk	regulatory capital
Banco Bogotá S.A.	Ps.	639,228	111	Ps.	759,624	116
Banco de Occidente S.A.		218,355	67		272,515	90
Banco AV Villas S.A.		47,004	55		96,711	105
Banco Popular S.A. (1)		336,718	185		147,685	116
Corficolombiana S.A. (1)		240,068	519		190,534	484
Porvenir S.A.		10,927	92		13,808	148

(1)  The market value at risk information for 2023 corresponds to Banco Popular's consolidated information. Corficolombiana's information is presented separately, due to its materiality.

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2023 and 2022, for a ten-day horizon for each of our Colombian banking subsidiaries. The minimum, maximum and average levels are determined based on end-of-month calculations, using 12 data points between January and December.

Banco de Bogotá S.A

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	423,347	428,765	440,804	440,804
Exchange rate		105,390	138,671	175,945	160,165
Shares		3,891	12,573	37,830	37,830
Mutual funds		106	3,860	13,085	429

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	426,736	441,281	460,435	440,531
Exchange rate		87,497	133,241	179,646	171,517
Shares		3,759	4,182	4,650	3,870
Mutual funds		108,165	118,107	143,705	143,705

Banco de Bogota´s market risk weighted assets remained on average 6.7% of the total risk-weighted assets during the year ended December 31, 2023 and 8.1% in the year ended December 31, 2022.

Banco de Occidente S.A

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	179,858	205,998	251,416	217,031
Exchange rate		717	3,662	11,894	717
Mutual funds		569	15,259	85,455	607

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	173,355	196,810	243,326	173,355
Exchange rate		99	3,354	15,681	15,681
Mutual funds		75,869	80,639	83,479	83,479

Banco de Occidente´s market risk weighted assets remained on average 5.2% of the total risk-weighted assets during the year ended December 31, 2023 and 7.0% for the year ended December 31, 2022.

Banco Comercial AV Villas S.A

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	46,209	65,592	86,967	46,209
Exchange rate		1	46	153	10
Mutual funds		221	6,930	14,175	785

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	82,312	99,727	120,545	84,749
Exchange rate		9	48	106	98
Mutual funds		158	2,090	11,864	11,864

Banco AV Villas’ market risk weighted assets remained on average 4.5% of the total risk-weighted assets during the year ended December 31, 2023 and 8.7% in the year ended December 31, 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Banco Popular S.A

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	82,783	114,642	299,985	299,985
Exchange rate		5,050	6,783	7,759	7,221
Shares		148	687	6,586	6,586
Mutual funds		7,255	16,714	22,926	22,926

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	121,194	130,739	144,932	121,194
Exchange rate		4,290	5,618	6,711	5,796
Shares		140	143	148	147
Mutual funds		12,209	15,952	20,548	20,548

Banco Popular´s market risk weighted assets remained on average 8.8% of the total risk-weighted assets during the year ended December 31, 2023 and 7.7% in the year ended December 31, 2022.

Corficolombiana S.A

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	190,139	209,769	227,913	221,409
Exchange rate		4,381	16,757	24,799	4,381
Shares		7,086	7,501	8,007	7,221
Mutual funds		7,057	8,187	9,856	7,057

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	148,170	172,466	185,935	160,195
Exchange rate		3,828	15,882	40,422	23,090
Shares		6,017	9,308	13,350	6,557
Mutual funds		692	1,087	1,609	692

Corficolombiana’s market risk weighted assets remained on average 10.2% of the total risk-weighted assets during the year ended December 31, 2023 and 8.9% on the year ended December 31, 2022. As Corficolombiana does not have a relevant number of loans or other significant risk weighted assets, the ratio of the market risk weighted assets to total risk weighted assets is higher than in the banks.

As a pension fund, Porvenir has a value-at-risk measurement methodology that differs from credit establishments and is established by the Superintendency of Finance. The following tables show the VaR calculation relating to each of the risk factors described above and based on that Methodology (Regulatory VaR) for the years ended December 31, 2023, and 2022, for a ten-day horizon.

Porvenir S.A

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	12,190	24,500	38,914	18,822
Exchange rate		115	978	2,900	597
Shares		1,710	2,347	3,091	1,973
Mutual funds		457	2,650	5,829	3,094

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Maximum, Minimum and Average VaR Values
December 31, 2022
		Minimum	Average	Maximum	Period end
Interest rate	Ps.	25,698	40,927	61,686	29,363
Exchange rate		93	577	1,682	976
Shares		1,404	2,579	3,379	2,541
Mutual funds		788	5,504	15,922	788

Porvenir’ market risk weighted assets remained on average 13.7% of the total risk-weighted assets during the year ended December 31, 2023 and 16.9% in the year ended December 31, 2022.

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

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. Therefore, no value at risk is estimated. At December 31, 2023 and 2022, the only investments subject to regulatory VaR were holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2023 and 2022.

		At December 31,
		2023					2022
		Investment					Investment
		subject to			Percentage		subject to
		Regulatory		Regulatory	of		Regulatory		Regulatory	Percentage of
		VaR		VaR	portfolio		VaR		VaR	portfolio
More than 36 months	Ps.	43,765	Ps.	6,433	100%	Ps.	44,122	Ps.	6,486	100%
Total	Ps.	43,765	Ps.	6,433	100%	Ps.	44,122	Ps.	6,486	100%

4.2.3          Structural foreign exchange risk

Grupo Aval´s financial subsidiaries have agencies and subsidiaries offshore and have assets and liabilities in foreign currencies and are thus exposed to changes in the exchange rates, primarily the United States Dollar. Foreign exchange risk is present when there are assets and liabilities denominated in foreign currency, when investments are made in foreign subsidiaries and branches and when we extend loans or take funds in foreign currency. Foreign exchange risk is also present in foreign currency off- balance sheet transactions.

Subsidiaries of the financial sector in Colombia are authorized by the country’s central bank (Banco de la República) to trade currencies and maintain balances in foreign currency in accounts abroad. Colombian law allows banks to maintain a net daily asset or liability position in foreign currency, determined as the difference in foreign currency denominated rights and foreign currency denominated obligations, including both on and off-balance sheet positions. On an entity individual basis, the average of this difference over three business days cannot exceed twenty percent (20%) of the entity’s regulatory capital. On a consolidated basis, the average of this difference over three business days (positive or negative) cannot exceed forty percent (40%) of the consolidated entity´s regulatory capital.

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

A substantial amount of Grupo Aval’s foreign currency assets and liabilities are in U.S. dollars. Details of the assets and liabilities in foreign currency held by Grupo Aval as of December 31, 2023 and 2022 are shown below:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31,2023		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial assets
Cash and cash equivalents	1,248	60	Ps.	4,996,706
Trading investments in debt securities	78	—		298,792
Investments in debt securities at FVOCI	1,930	—		7,376,923
Investments in debt securities at amortized cost	597	—		2,280,108
Loan portfolio financial assets at amortized cost	8,043	—		30,739,665
Derivative financial assets held for trading	544	—		2,077,567
Derivative financial assets held for hedging	—	—		687
Trade receivable	719	—		2,748,599
Total financial assets	13,159	60	Ps.	50,519,047

		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial liabilities
Derivative financial liabilities held for trading	564	—	Ps.	2,154,361
Derivative financial liabilities held for hedging	53	—		204,202
Customer deposits	7,048	34		27,070,411
Financial obligations	8,072	1		30,857,352
Accounts payable	242	—		921,552
Total financial liabilities	15,979	35		61,207,878
Net financial asset (liability) position	(2,820)	25	Ps.	(10,688,831)

December 31,2022		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial assets
Cash and cash equivalents	1,208	34	Ps.	5,972,792
Trading investments in debt securities	37	—		180,032
Investments in debt securities at FVOCI	1,691	—		8,135,015
Investments in debt securities at amortized cost	608	—		2,923,279
Loan portfolio financial assets at amortized cost	7,421	1		35,699,330
Derivative financial assets held for trading	314	—		1,512,459
Derivative financial assets held for hedging	1	—		4,829
Trade receivable	705	63		3,694,659
Total financial assets	11,985	98	Ps.	58,122,395

		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial liabilities
Derivative financial liabilities held for trading	237	—	Ps.	1,141,963
Derivative financial liabilities held for hedging	—	—		1,553
Customer deposits	6,482	19		31,269,619
Financial obligations	9,097	5		43,779,895
Accounts payable	122	—		587,589
Total financial liabilities	15,938	24		76,780,619
Net financial asset (liability) position	(3,953)	74	Ps.	(18,658,224)

Grupo Aval’s financial subsidiaries hedge their foreign exchange exposure using derivatives instruments, especially forwards. The net foreign currency position of each subsidiary is monitored on a daily basis.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

The following table presents sensitivities of profit or loss before taxes and equity (OCI) to reasonably possible changes in exchange rates applied at the end of the reporting period relative to the functional currency of the respective Group entities, with all other variables held constant:

December 31,2023	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity (mainly OCI)	Ps.	2,840	Ps.	(2,840)
Profit and loss before taxes		(174,869)		174,869

December 31,2022	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity (mainly OCI)	Ps.	13,538	Ps.	(13,538)
Profit and loss before taxes		(156,263)		156,263

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

The following table shows interest rates exposure for assets and liabilities at December 31, 2023 and 2022. In this table, fixed rate instruments are classified according to their maturity date and floating rate instruments are classified according to their repricing date. The following analysis includes the interest rate exposure of non-interest-bearing and interest-bearing assets and liabilities by maturity bucket for our financial subsidiaries:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31, 2023

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	5,563,358	Ps.	854	Ps.	1,684	Ps.	—	Ps.	13,031,965	Ps.	18,597,861
Trading investments in debt securities		41,179		251,925		539,012		6,281,264		—		7,113,380
Investments in debt securities mandatorily at FVTPL		—		—		439		1,450		—		1,889
Investments in debt securities at FVOCI		110,939		720,636		3,727,517		18,767,684		—		23,326,776
Investments in debt securities at amortized cost		927,454		3,402,597		3,389,804		2,276,706		—		9,996,561
Trade receivable at FVTPL		—		—		—		3,830,916		—		3,830,916
Commercial loans		12,496,990		48,530,829		11,530,367		34,489,631		—		107,047,817
Consumer loans		4,014,604		3,485,355		1,627,002		50,872,650		—		59,999,611
Mortgages loans		3,369,639		218,540		6,817		14,891,210		—		18,486,206
Microcredit loans		23,946		11,431		33,079		209,073		—		277,529
Interbank and overnight founds		247,668		144,939		—		—		—		392,607
Trade receivable		12,346		4,380		3,207		1,704,180		20,447,860		22,171,973
Total Assets	Ps.	26,808,123	Ps.	56,771,486	Ps.	20,858,928	Ps.	133,324,764	Ps.	33,479,825	Ps.	271,243,126
										—

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	4,746,654	Ps.	—		11,904,157		—		7,159,048	Ps.	23,809,859
Time deposits		8,037,475		39,999,744		21,559,845		17,000,396		—		86,597,460
Saving deposits		71,149,883		—		—		—		—		71,149,883
Other deposits		12,379		15,455		—		—		402,360		430,194
Interbank and overnight funds		13,298,927		1,762,116		—		20,877		—		15,081,920
Leases contracts		3,962		55,871		77,762		2,654,153		—		2,791,748
Borrowing from banks and similar		2,001,170		6,011,525		2,710,163		8,703,854		—		19,426,712
Long-term debt		58,142		4,053,694		565,465		18,750,525		—		23,427,826
Borrowing from development entities		2,441,548		1,082,184		165,940		1,123,461		—		4,813,133
Total Liabilities	Ps.	101,750,140	Ps.	52,980,589	Ps.	36,983,332	Ps.	48,253,266	Ps.	7,561,408	Ps.	247,528,735

December 31, 2022

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	6,066,944	Ps.	—	Ps.	—	Ps.	—	Ps.	10,965,913	Ps.	17,032,857
Trading investments in debt securities		75,943		715,117		107,442		2,862,385		—		3,760,887
Investments in debt securities mandatorily at FVTPL		—		—		—		1,378		—		1,378
Investments in debt securities at FVOCI		280,301		2,912,007		700,112		18,569,385		—		22,461,805
Investments in debt securities at amortized cost		967,123		5,543,804		294,035		2,966,530		—		9,771,492
Trade receivable at FVTPL		—		—		—		3,507,231		—		3,507,231
Commercial loans		14,928,623		43,243,207		9,111,072		37,492,197		—		104,775,099
Consumer loans		4,310,303		3,698,330		1,321,030		50,089,781		—		59,419,444
Mortgages loans		4,124,086		84,730		12,666		13,661,873		—		17,883,355
Microcredit loans		19,228		10,989		31,573		205,930		—		267,720
Interbank and overnight founds		5,669,519		298,224		—		—		—		5,967,743
Trade receivable		—		162		—		1,947,806		18,307,790		20,255,758
Total Assets	Ps.	36,442,070	Ps.	56,506,570	Ps.	11,577,930	Ps.	131,304,496	Ps.	29,273,703	Ps.	265,104,769

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	5,926,936	Ps.	—	Ps.	—	Ps.	—	Ps.	20,005,117	Ps.	25,932,053
Time deposits		7,008,761		33,911,426		19,107,280		12,246,230		—		72,273,697
Saving deposits		74,293,894		—		—		—		—		74,293,894
Other deposits		—		—		—		—		841,505		841,505
Interbank and overnight funds		7,608,690		835,124		77,463		566,644		—		9,087,921
Leases contracts		3,417		48,775		91,354		2,192,398		—		2,335,944
Borrowing from banks and similar		2,262,503		14,698,824		3,877,438		7,134,649		—		27,973,414
Long-term debt		633,431		5,875,058		543,176		21,310,556		—		28,362,221
Borrowing from development entities		2,386,311		708,979		39,901		1,222,084		—		4,357,275
Total Liabilities	Ps.	100,123,943	Ps.	56,078,186	Ps.	23,736,612	Ps.	44,672,561	Ps.	20,846,622	Ps.	245,457,924

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

The following analysis estimates the impact of an accounting sensitivity of outstanding balances of financial assets and financial liabilities to variations in interest rates at December 31, 2023. The analysis assumes constant market parameters, without including the effects of discretional customer decisions and changes in macroeconomic fundamentals over financial assets and liabilities. In Colombia, the information referring to what is known as interest-rate risk in the banking book regulations (IRRBB) will come into effect in December 2024, in the meantime, as indicated, an accounting sensitivity exercise is performed. As a result, if interest rates were to increase 100 basis points, assuming no asymmetrical movement in yield curves and a constant structure of the Statement of Financial Position (no changes in maturities and assuming simultaneous repricing), net income before income tax expense for the year 2023 would have been Ps. 254,981 higher, which represent a 4% of the Net interest income of 2023 (2022: Ps. 353,827 represent a 4.6% of the Net interest income of 2022). Other comprehensive income in equity would have been Ps. 518,156 at December 31, 2023 and December 31, 2022: Ps. 538,385, mainly because of a decrease in the fair value of fixed rate financial assets classified as fair value through OCI.

The following is a breakdown of non-interest-bearing and interest-bearing assets and liabilities by interest rate type and by maturity, as at December 31, 2023 and 2022.

December 31, 2023

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	2,799,607	Ps.	2,766,289	Ps.	—	Ps.	—	Ps.	13,031,965	Ps.	18,597,861
Trading investments in debt securities		319,900		512,216		109,777		6,171,487		—		7,113,380
Investments in debt securities mandatorily at FVTPL		—		439		—		1,450		—		1,889
Investments in debt securities at FVOCI		132,430		4,426,662		1,016,347		17,751,337		—		23,326,776
Investments in debt securities at amortized cost		5,112,355		2,607,500		133,704		2,143,002		—		9,996,561
Trade receivable at FVTPL		—		—		3,830,916		—		—		3,830,916
Commercial loans		45,221,180		11,797,765		43,030,934		6,997,938		—		107,047,817
Consumer loans		929,574		9,750,154		5,516,791		43,803,092		—		59,999,611
Mortgages loans		53,719		811,497		3,498,709		14,122,281		—		18,486,206
Microcredit loans		1,170		161,497		696		114,166		—		277,529
Interbank and overnight founds		—		392,607		—		—		—		392,607
Trade receivable		18,707		—		325,016		1,380,390		20,447,860		22,171,973
Total Assets	Ps.	54,588,642	Ps.	33,226,626	Ps.	57,462,890	Ps.	92,485,143	Ps.	33,479,825	Ps.	271,243,126

	Under one year					Over one year			Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	1,857,769	Ps.	14,793,042	Ps.	—	Ps.	—	Ps.	7,159,048	Ps.	23,809,859
Time deposits		13,167,807		53,716,494		5,711,093		14,002,066		—		86,597,460
Saving deposits		8,492,708		62,657,175		—		—		—		71,149,883
Other deposits		12,379		15,455		—		—		402,360		430,194
Interbank and overnight funds		1,023,612		14,037,431		—		20,877		—		15,081,920
Leases contracts		2,989		115,379		356,454		2,316,926		—		2,791,748
Borrowing from banks and other		6,089,836		4,531,168		7,158,457		1,647,251		—		19,426,712
Long-term debt		812,106		771,189		7,133,109		14,711,422		—		23,427,826
Borrowing from development entities		417,219		133,720		3,340,632		921,562		—		4,813,133
Total Liabilities	Ps.	31,876,425	Ps.	150,771,053	Ps.	23,699,745	Ps.	33,620,104	Ps.	7,561,408	Ps.	247,528,735

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

For the years ended December 31, 2023, 2022 and 2021

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

Financial subsidiaries in Colombia must maintain cash on hand and in Central Banks deposits in order to comply with reserve requirements. The calculation of the reserve requirement is based on the daily average of the different types of deposits every two weeks. This requirement is 8% for sight and savings deposits, and 3.5% for term deposits of up to 18 months. For term deposits with terms greater than 18 months, the legal reserve was kept at 0%. As of December 31, 2023, and 2022, all of Grupo Aval´s financial subsidiaries comply with reserve requirements.

There are no reserve requirements for our subsidiaries located in Panamá because there is no Central Bank to regulate such requirements.

The following table presents liquid assets as of the cut-off date and their depletion for each of the time horizons established in the regulatory liquidity risk methodology (1 to 7 days, 1 to 30 days and 31 to 90 days), based on separate figures of our financial subsidiaries in Colombia at December 31, 2023 and 2022:

December 31, 2023

		Liquid assets
		available at the end						From 31 to 90
Bank		of the year (1)		From 1 to 7 days (2)		From 1 to 30 days (2)		days (2)
Banco de Bogota	Ps.	11,924,823	Ps.	9,811,253	Ps.	2,568,828	Ps.	(15,278,208)
Banco Occidente		8,638,565		6,727,345		2,531,186		(8,473,508)
Banco Popular		4,896,134		4,641,802		1,525,529		(5,458,950)
Banco AV Villas		2,328,186		2,027,630		992,892		(2,408,230)
Corficolombiana		2,073,055		1,138,855		222,748		(893,740)

December 31, 2022

		Liquid assets
		available at the end						From 31 to 90
Bank		of the year (1)		From 1 to 7 days (2)		From 1 to 30 days (2)		days (2)
Banco de Bogota	Ps.	11,749,890	Ps.	10,865,287	Ps.	6,445,745	Ps.	(15,602,231)
Banco Occidente		7,858,675		6,955,066		3,243,471		(5,830,252)
Banco Popular		5,283,312		4,141,163		1,588,642		(5,038,168)
Banco AV Villas		2,299,072		1,828,016		487,831		(3,202,904)
Corficolombiana		2,204,574		1,595,742		729,790		(358,231)
(1)	Liquid assets are the sum of assets that are easily convertible into cash. Fixed income investments at amortized cost and financial investments pledged as collateral or subject to any other type of encumbrance, preventive measure or of any nature, that prevent their free assignment or transfer, as well as those that have been transferred under repurchase agreements, simultaneous or temporary transfer of securities are excluded. Liquid assets are measured at fair value (market prices on the evaluation date).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

(2)	This amount is the remaining value of the liquid assets in the specified time period, or the IRL, that is calculated as the difference between liquid assets and liquid assets requirement, according to the IRL methodology, the liquidity requirement is the difference of contractual cash inflows and contractual and non-contractual cash outflows during a given period.

The following tables show the individual IRL Ratio as of December 31, 2023 and 2022 for each of our banks in Colombia and Corficolombiana, expressed in Ps billions and as a percentage:

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

	(in Ps)
IRL – 7 days	9,811	10,865	5,610	5,338	4,642	4,141	2,028	1,828	1,207	1,542
IRL – 30 days	2,569	6,446	1,816	1,921	1,526	1,589	993	488	661	866

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

	(in percentages)
IRL – 7 days	564	1,328	419	744	1,925	463	775	488	255	358
IRL – 30 days	127	222	133	145	145	143	174	127	150	168

Supervised entities are required to calculate and report to the SFC on a weekly basis an indicator of short-term liquidity risk. The IRL is calculated in periods of 7 and 30 days and must be at least 100 percent. During 2023, Grupo Aval's Colombian banks met the minimum regulatory requirement.

The liquidity calculations described above assume normal liquidity conditions, according to the contractual flows and historical experience of each of the financial subsidiaries. for extreme liquidity events caused by unusual deposit withdrawals, the financial subsidiaries have contingency plans that include available credit lines with other financial institutions and access to special lines of credit with Colombia´s Central Bank, in accordance with current regulations. These lines of credit are granted when required, and are collateralized by Colombian government securities or by a portfolio of high-quality loans, as specified in the Central Bank regulations. Grupo Aval´s financial subsidiaries did not access the Central Bank special lines of credit during the years ended at December 31, 2023 and 2022.

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

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The following is a breakdown shows the contractual undiscounted cash flows of the financial assets and liabilities including contractual interest receivable and payable at December 31, 2023 and 2022.

December 31, 2023

	Less than		From one to six		From six to twelve		More than
Assets	one month		months		months		a year		Total
Cash and cash equivalents	Ps.	18,602,500	Ps.	857	Ps.	1,684	Ps.	—	Ps.	18,605,041
Trading investments in debt securities		280,749		291,449		702,337		7,344,266		8,618,801
Investments in debt securities at FVOCI		142,920		1,192,286		3,861,978		20,682,574		25,879,758
Investments in debt securities at amortized cost		693,748		2,693,803		2,947,927		2,434,713		8,770,191
Commercial loans		11,914,475		30,973,505		21,141,485		64,172,735		128,202,200
Consumer loans		2,158,202		7,770,536		8,209,258		63,814,118		81,952,114
Mortgages loans		343,857		978,325		1,013,632		33,229,142		35,564,956
Microcredit loans		38,412		87,318		86,420		146,971		359,121
Interbank and overnight funds		392,679		—		—		—		392,679
Trading derivatives		1,172,036		640,291		111,538		110,978		2,034,843
Hedging derivatives		47,977		—		685		—		48,662
Trade receivable		3,127,198		113,763		29,350		22,733,228		26,003,539
Other assets		156,961		—		5		720,429		877,395
Total Assets	Ps.	39,071,714	Ps.	44,742,133	Ps.	38,106,299	Ps.	215,389,154	Ps.	337,309,300

	Less than		From one to six		From six to twelve		More than
Liabilities	one month		months		months		a year		Total
Checking accounts	Ps.	23,809,859	Ps.	—	Ps.	—	Ps.	—	Ps.	23,809,859
Time Deposits		14,800,170		35,683,285		24,156,548		21,322,829		95,962,832
Saving deposits		71,149,882		—		—		—		71,149,882
Other deposits		374,711		54,195		—		1,287		430,193
Interbank and overnight funds		13,305,891		1,788,786		—		20,877		15,115,554
Leases contracts		13,938		106,429		120,495		3,078,016		3,318,878
Borrowing from banks and other		1,663,276		6,250,680		3,090,588		11,827,108		22,831,652
Long-term debt		121,155		1,272,012		1,344,746		26,135,181		28,873,094
Borrowing from development entities		837,304		657,920		689,454		10,664,762		12,849,440
Trading derivatives		1,263,315		522,915		155,907		176,630		2,118,767
Hedging derivatives		204,251		305		5,252		6,722		216,530
Other liabilities		5,278,275		330,995		189,229		1,951,625		7,750,124
Total Liabilities	Ps.	132,822,027	Ps.	46,667,522	Ps.	29,752,219	Ps.	75,185,037	Ps.	284,426,805

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	1,813,970	Ps.	80,012	Ps.	30,320	Ps.	497,844	Ps.	2,422,146
Standby letters of credit		606,747		89,801		925		39,000		736,473
Overdraft facility		2,264,226		—		—		—		2,264,226
Standby credit card facility		11,917,268		112,006		84,005		336,019		12,449,298
Undrawn approved loans		4,002,210		218,112		—		—		4,220,322
Others		2,686,426		70,360		—		—		2,756,786
Total Commitments Loans	Ps.	23,290,847	Ps.	570,291	Ps.	115,250	Ps.	872,863	Ps.	24,849,251

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31, 2022

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

4.4          Regulatory capital management

Grupo Aval Financial Conglomerate

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

In compliance with Decree 774 issued on May 8th, 2018 by the Colombian Government that came in effect on 8th of November 2019 and the External Circular 012 of June 5, 2019 (in Spanish Circular Externa 012 del 5 de junio de 2019) issued by the Superintendency of Finance (SFC), Grupo Aval is subject to minimum capital requirements. As of December 31, 2023, and 2022, Grupo Aval as a  Financial Conglomerate, complied with regulatory capital requirements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

These indicators (with the exception of the leverage ratio) must be achieved gradually from January 2021 to January 2024, in accordance with the transition plan established in the regulation. Banco de Bogotá is considered one of the systemically important financial institutions, according to Carta Circular 75 of November 30, 2023 and Carta Circular 72 of November 30, 2021 issued by the Superintendency of Finance, and therefore had to comply with the systemic buffer (explained above) during 2023 and 2022.

The following chart presents the statutory transition period as set forth in the Decrees 1477 of 2018 and 1421 of 2019:

(1)Requires highest quality of capital.

(2)Only apply to SIFIs as defined by the Superintendency of Finance. Banco de Bogotá is the only systemic bank among our Colombian banking subsidiaries, in accordance with the methodology defined for the identification of entities with systemic importance (External Circular 030 of 2019 issued by the same Superintendency).

In addition to compliance with minimum regulatory capital requirements, Grupo Aval’s entities aim to maintain capital positions that foster investor, creditor, and market confidence and to sustain future growth of their respective businesses. The capital allocation decision guards that there is balance between a more aggressive structure that can deliver higher returns on equity and a more

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

conservative approach that encourages excess capitalization. Capital allocation decisions also considers each subsidiary’s long-term strategic objectives.

The agreement detailed on Note 1 “Reporting Entity” Banco Popular S.A section, combined with the application of the provisions of Article 2.1.1.1.11 (“Deducciones del Patrimonio Básico Ordinario” or Deductions from Core Equity Tier 1) of the Colombian Decree 2555 of 2010, had a positive effect on the technical capital and capital adequacy of Banco de Bogotá S.A., Banco de Occidente S.A., and Banco Popular S.A.

As of December 31 2023, and 2022, all of Grupo Aval´s individually regulated operations have complied with the minimum regulatory capital requirements.

The following tables show the separate and consolidated (where applicable) capitalization information of our main direct and indirect subsidiaries:

Banco de Bogotá S.A.

		Separate basis				Consolidated basis
		At December 31,				At December 31,
		2023		2022		2023		2022
Subscribed and paid-in capital	Ps.	3,553	Ps.	3,553	Ps.	3,553	Ps.	3,553
Reserves and retained earnings		14,635,826		13,507,497		14,988,657		13,301,448
Other comprehensive income		8,114		51,008		(122,944)		41,828
Net income for the period		1,024,884		2,251,716		954,173		2,804,925
Non-controlling interests		—		—		—		—
Deductions:
Unconsolidated financial sector investments		—		(3,364,280)		—		(3,261,888)
Goodwill and other intangibles		(1,220,146)		(1,054,448)		(1,504,225)		(1,416,196)
Deferred tax assets		(815,194)		(1,306,888)		(672,813)		(1,035,857)
Other		—		—		(1,431)		(111)
Common Equity Tier One Capital - CET1	Ps.	13,637,037	Ps.	10,088,159	Ps.	13,644,969	Ps.	10,437,701
Hybrid instruments recognized as additional primary capital		—		—		—		—
Other		—		—		—		—
AT1		—		—		—		—
Tier I	Ps.	13,637,037	Ps.	10,088,159	Ps.	13,644,969	Ps.	10,437,701

Subordinated instruments		2,573,696		3,135,871		2,573,696		3,135,871
Plus/minus others		160,637		424,829		—		—
Tier II capital		2,734,333		3,560,700		2,573,696		3,135,871
Other deductions from technical capital		—		—		—		—
Technical capital	Ps.	16,371,370	Ps.	13,648,858	Ps.	16,218,665	Ps.	13,573,572
Risk-weighted assets		76,811,668		68,771,856		91,625,712		88,898,130
Market risk		491,571		495,392		639,228		759,624
Market risk exposure (1)		5,461,900		5,504,360		7,102,531		8,440,262
Operational risk		521,135		527,420		612,546		577,099
Operational risk exposure (1)		5,790,384		5,860,219		6,806,068		6,412,206
Risk-weighted assets including regulatory market risk and operational risk	Ps.	88,063,952	Ps.	80,136,435	Ps.	105,534,310	Ps.	103,750,598
CET1 solvency ratio		15.49%		12.59%		12.93%		10.06%
AT1 contribution to solvency ratio		0.00%		0.00%		0.00%		0.00%
Tier 1 capital solvency ratio		15.49%		12.59%		12.93%		10.06%
Tier II contribution to solvency ratio		3.10%		4.44%		2.44%		3.02%
Total solvency ratio (2)		18.59%		17.03%		15.37%		13.08%

Capital measure	Ps.	13,637,037	Ps.	10,088,159	Ps.	13,644,969	Ps.	10,437,701
Exposure measure		120,114,582		106,717,652		141,766,918		136,096,623
Leverage ratio		11.35%		9.45%		9.62%		7.67%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

(1)      Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.

(2)    Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco de Occidente S.A.

		Separate basis				Consolidated basis
		At December 31,				At December 31,
		2023		2022		2023		2022
Subscribed and paid-in capital	Ps.	4,677	Ps.	4,677	Ps.	4,677	Ps.	4,677
Reserves and retained earnings		4,782,349		4,525,930		4,996,111		4,791,295
Other comprehensive income		28,731		(124,708)		176,033		(65,254)
Net income for the period		430,603		502,643		473,554		452,493
Non-controlling interests		—		—		11,843		—
Deductions:
Unconsolidated financial sector investments		—		(224,184)		—		(226,950)
Goodwill and other intangibles		(643,350)		(586,129)		(594,581)		(533,300)
Deferred tax assets		(251,878)		(144,581)		—		—
Other		(2,867)		(4,190)		(2,867)		(4,190)
CET1	Ps.	4,348,265	Ps.	3,949,457	Ps.	5,064,770	Ps.	4,418,771
Hybrid instruments recognized as additional primary capital		—		—		—		—
Other		—		—		—		—
AT1		—		—		—		—
Tier I	Ps.	4,348,265	Ps.	3,949,457	Ps.	5,064,770	Ps.	4,418,771

Subordinated instruments		649,305		834,895		649,305		834,895
Plus/minus others		26,190		85,332		—		—
Tier II capital		675,495		920,227		649,305		834,895
Other deductions from technical capital		—		—		—		—
Technical capital	Ps.	5,023,760	Ps.	4,869,684	Ps.	5,714,075	Ps.	5,253,666
Risk-weighted assets		38,073,928		34,616,008		41,324,390		37,591,858
Market risk		184,778		229,199		218,356		272,515
Market risk exposure (1)		2,053,092		2,546,656		2,426,174		3,027,946
Operational risk		235,639		203,225		236,239		227,231
Operational risk exposure (1)		2,618,213		2,258,057		2,624,877		2,524,786
Risk-weighted assets including regulatory market risk and operational risk	Ps.	42,745,234	Ps.	39,420,721	Ps.	46,375,441	Ps.	43,144,590
CET1 solvency ratio		10.17%		10.02%		10.92%		10.24%
AT1 contribution to solvency ratio		0.00%		0.00%		0.00%		0.00%
Tier 1 capital solvency ratio		10.17%		10.02%		10.92%		10.24%
Tier II contribution to solvency ratio		1.58%		2.33%		1.40%		1.94%
Total solvency ratio (2)		11.75%		12.35%		12.32%		12.18%

Capital measure	Ps.	4,348,265	Ps.	3,949,457	Ps.	5,064,770	Ps.	4,418,771
Exposure measure		65,855,871		56,629,015		70,759,147		62,211,737
Leverage ratio		6.60%		6.97%		7.16%		7.10%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Banco Comercial AV Villas S.A.

		Separate basis
		At December 31,
		2023		2022
Subscribed and paid-in capital	Ps.	22,297	Ps.	22,297
Reserves and retained earnings		1,658,248		1,524,474
Other comprehensive income		57,285		(30,491)
Net income for the period		(117,126)		112,035
Non-controlling interests		—		—
Deductions:
Unconsolidated financial sector investments		—		—
Goodwill and other intangibles		(159,586)		(124,474)
Deferred tax assets		(10,239)		—
Other		(123,976)		(153,441)
CET1	Ps.	1,326,904	Ps.	1,350,401
Hybrid instruments recognized as additional primary capital		—		—
Other		176		176
AT1		176		176
Tier I	Ps.	1,327,079	Ps.	1,350,576

Subordinated instruments		—		—
Plus/minus others		24,471		25,317
Tier II capital		24,471		25,317
Other deductions from technical capital		—		—
Technical capital	Ps.	1,351,551	Ps.	1,375,893
Risk-weighted assets		10,054,415		10,419,661
Market risk		47,003		96,711
Market risk exposure (1)		522,254		1,074,571
Operational risk		95,732		81,824
Operational risk exposure (1)		1,063,689		909,158
Risk-weighted assets including regulatory market risk and operational risk	Ps.	11,640,358	Ps.	12,403,391
CET1 solvency ratio		11.40%		10.89%
AT1 contribution to solvency ratio		0.00%		0.00%
Tier 1 capital solvency ratio		11.40%		10.89%
Tier II contribution to solvency ratio		0.21%		0.20%
Total solvency ratio (2)		11.61%		11.09%

Capital measure	Ps.	1,327,079	Ps.	1,350,576
Exposure measure		18,873,410		19,487,267
Leverage ratio		7.03%		6.93%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Banco Popular S.A.

		Separate basis				Consolidated basis
		At December 31,				At December 31,
		2023		2022		2023		2022
Subscribed and paid-in capital	Ps.	77,253	Ps.	77,253	Ps.	77,253	Ps.	77,253
Reserves and retained earnings		2,839,567		2,751,656		2,981,939		2,876,025
Other comprehensive income		79,481		68,673		222,322		198,193
Net income for the period		(347,409)		73,035		(402,676)		80,210
Non-controlling interests		—		—		6,794,087		29,714
Deductions:
Unconsolidated financial sector investments		—		(355,124)		—		(355,124)
Goodwill and other intangibles		(361,170)		(288,139)		(446,032)		(293,825)
Deferred tax assets		—		—		—		—
Other		(87,539)		(157,747)		(89,253)		(157,747)
CET1	Ps.	2,200,184	Ps.	2,169,608	Ps.	9,137,641	Ps.	2,454,700
Hybrid instruments recognized as additional primary capital		—		—		—		—
Other		—		—		—		—
AT1		—		—		—		—
Tier I	Ps.	2,200,184	Ps.	2,169,608	Ps.	9,137,641	Ps.	2,454,700

Subordinated instruments		327,018		177,147		77,018		177,147
Plus/minus others		20,775		25,697		—		—
Tier II capital		347,793		202,844		77,018		177,147
Other deductions from technical capital		—		—		(36,876)		—
Technical capital	Ps.	2,547,976	Ps.	2,372,452	Ps.	9,177,782	Ps.	2,631,847
Risk-weighted assets		16,670,146		18,453,236		36,166,365		18,473,302
Market risk		83,118		136,503		336,718		147,685
Market risk exposure (1)		923,539		1,516,695		3,741,309		1,640,943
Operational risk		136,419		112,786		462,427		115,899
Operational risk exposure (1)		1,515,762		1,253,181		5,138,073		1,287,767
Risk-weighted assets including regulatory market risk and operational risk	Ps.	19,109,447	Ps.	21,223,112	Ps.	45,045,747	Ps.	21,402,012
CET1 solvency ratio		11.51%		10.22%		20.29%		11.47%
AT1 contribution to solvency ratio		0.00%		0.00%		0.00%		0.00%
Tier 1 capital solvency ratio		11.51%		10.22%		20.29%		11.47%
Tier II contribution to solvency ratio		1.82%		0.96%		0.17%		0.83%
Total solvency ratio (2)		13.33%		11.18%		20.37%		12.30%

Capital measure	Ps.	2,200,184	Ps.	2,169,608	Ps.	9,137,641	Ps.	2,454,700
Exposure measure		29,393,566		32,226,919		56,066,107		32,249,192
Leverage ratio		7.49%		6.73%		16.30%		7.61%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Corficolombiana S.A.

Starting November 22, 2023, Corficolombiana is consolidated under Banco Popular as a result of the shareholders’ agreement mentioned above. Notwithstanding the above, Corficolombiana has to comply with minimum capital requirements on a separate and consolidated basis.

		Separate basis				Consolidated basis
		At December 31,				At December 31,
		2023		2022		2023		2022
Subscribed and paid-in capital	Ps.	3,464	Ps.	3,464	Ps.	3,464	Ps.	3,464
Reserves and retained earnings		11,233,257		9,929,403		10,829,636		9,587,611
Other comprehensive income		(76,643)		(383,161)		366,032		47,709
Net income for the period		808,982		1,774,040		886,012		1,713,807
Non-controlling interests		—		—		1,380		1,210
Deductions:
Unconsolidated financial sector investments		—		—		—		—
Goodwill and other intangibles		(99,130)		(90,578)		(78,011)		(66,553)
Deferred tax assets		—		—		—		(5,191)
Other		(1,480)		(1,350)		(5,964)		(5,847)
CET1	Ps.	11,868,451	Ps.	11,231,819	Ps.	12,002,549	Ps.	11,276,209
Hybrid instruments recognized as additional primary capital		—		—		—		—
Other		192		192		192		192
AT1		192		192		192		192
Tier I	Ps.	11,868,643	Ps.	11,232,011	Ps.	12,002,741	Ps.	11,276,401

Subordinated instruments		—		—		—		—
Plus/minus others		—		—		—		—
Tier II capital		—		—		—		—
Other deductions from technical capital		(36,876)		(44,131)		(36,876)		(44,131)
Technical capital	Ps.	11,831,767	Ps.	11,187,880	Ps.	11,965,865	Ps.	11,232,270
Risk-weighted assets		19,894,398		18,323,118		20,189,704		18,238,986
Market risk		235,605		185,978		240,068		190,534
Market risk exposure (1)		2,617,835		2,066,426		2,667,427		2,117,047
Operational risk		290,604		259,287		298,733		303,453
Operational risk exposure (1)		3,228,933		2,880,964		3,319,258		3,371,697
Risk-weighted assets including regulatory market risk and operational risk	Ps.	25,741,166	Ps.	23,270,508	Ps.	26,176,390	Ps.	23,727,731
CET1 solvency ratio		46.11%		48.27%		45.85%		47.52%
AT1 contribution to solvency ratio		0.00%		0.00%		0.00%		0.00%
Tier 1 capital solvency ratio		46.11%		48.27%		45.85%		47.52%
Tier II contribution to solvency ratio		0.00%		0.00%		0.00%		0.00%
Total solvency ratio (2)		45.96%		48.08%		45.71%		47.34%

Capital measure	Ps.	11,868,643	Ps.	11,232,011	Ps.	12,002,741	Ps.	11,276,401
Exposure measure		27,068,698		24,099,107		27,699,079		24,589,959
Leverage ratio		43.85%		46.61%		43.33%		45.86%

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

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Porvenir S.A.

Likewise, Porvenir has adequately complied with the capital requirements established for pensions fund administrators in Colombia. The following is the detail of the capital requirements defined for this type of financial institution:

		Separate basis
		At December 31,
		2023		2022
Subscribed and paid-in capital	Ps.	109,211	Ps.	109,211
Reserves and retained earnings		2,265,587		2,312,131
Deductions:
Others		(50,626)		(50,626)
Primary capital	Ps.	2,324,172	Ps.	2,370,715

Unrealized gains/losses on securities available for sale(1)		(8,474)		(31,628)
Secondary capital (Tier II)	Ps.	(8,474)	Ps.	(31,628)

Deductions:
Value of the stabilization reserve		(1,911,568)		(1,781,676)
Technical capital	Ps.	404,130	Ps.	557,412
Risk-weighted assets		886,689		907,164
Market risk		10,927		13,808
Market risk exposure (1)		121,408		153,419
Operational risk		122,398		127,819
Operational risk exposure (1)		1,359,975		1,420,213
Risk-weighted assets including regulatory market risk and operational risk	Ps.	2,368,072	Ps.	2,480,795
Solvency ratio (3)		17.07%		22.47%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

The following table presents an analysis, within the hierarchy of fair value, of Grupo Aval´s assets and liabilities (by class), measured at fair value as of December 31, 2023 and 2022, on a recurring basis.

December 31, 2023

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	5,692,937	Ps.	101,895	Ps.	—	Ps.	5,794,832
Securities issued or secured by other Colombian Government entities		—		155,737		—		155,737
Securities issued or secured by foreign Governments		382		31,697		—		32,079
Securities issued or secured by other financial entities		—		1,084,461		—		1,084,461
Securities issued or secured by non-financial sector entities		—		6,406		—		6,406
Others		—		39,865		—		39,865
Total trading investments	Ps.	5,693,319	Ps.	1,420,061	Ps.	—	Ps.	7,113,380
Investments in debt securities at fair value through profit or loss
Others		—		—		1,889		1,889
Total investments in debt securities at fair value through profit or loss	Ps.	5,693,319	Ps.	1,420,061	Ps.	1,889	Ps.	7,115,269
Investments in debt securities at fair value through OCI
Securities issued or secured by Colombian Government	Ps.	14,223,066	Ps.	2,567,727	Ps.	—	Ps.	16,790,793
Securities issued or secured by other Colombian Government entities		538,200		325,588		—		863,788
Securities issued or secured by foreign Governments		1,141,875		1,365,163		—		2,507,038

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
Securities issued or secured by central banks		—		145,489		—		145,489
Securities issued or secured by other financial entities		—		2,142,647		—		2,142,647
Securities issued or secured by non-financial sector entities		—		214,571		—		214,571
Others		1,457		660,993		—		662,450
Total investments in debt securities at fair value through OCI	Ps.	15,904,598	Ps.	7,422,178	Ps.	—	Ps.	23,326,776
Total investments in debt securities	Ps.	21,597,917	Ps.	8,842,239	Ps.	1,889	Ps.	30,442,045

Equity securities
Trading equity securities	Ps.	8,949	Ps.	3,605,832	Ps.	2,645,393	Ps.	6,260,174
Investments in equity through OCI		992,136		380		124,833		1,117,349
Total equity securities	Ps.	1,001,085	Ps.	3,606,212	Ps.	2,770,226	Ps.	7,377,523

Held for trading derivatives
Currency forward	Ps.	—	Ps.	1,666,852	Ps.	—	Ps.	1,666,852
Debt securities forward		—		19,258		—		19,258
Interest rate swap		212		308,156		—		308,368
Currency swap		—		20,195		—		20,195
Currency options		—		62,894		—		62,894
Total held for trading derivatives	Ps.	212	Ps.	2,077,355	Ps.	—	Ps.	2,077,567
Hedging derivatives
Currency forward		—		687		—		687
Interest rate swap		—		47,975		—		47,975
Total hedging derivatives	Ps.	—	Ps.	48,662	Ps.	—	Ps.	48,662
Other account receivables
Financial assets in concession contracts		—		—		3,830,916		3,830,916
Total other account receivables designated at fair value	Ps.	—	Ps.	—	Ps.	3,830,916	Ps.	3,830,916
Non- financial assets
Biological assets		—		—		230,672		230,672
Investment properties		—		—		906,469		906,469
Total non- financial assets	Ps.	—	Ps.	—	Ps.	1,137,141	Ps.	1,137,141
Total assets at fair value on recurring basis	Ps.	22,599,214	Ps.	14,574,468	Ps.	7,740,172	Ps.	44,913,854

Liabilities
Trading derivatives
Currency forward	Ps.	—	Ps.	1,546,577	Ps.	—	Ps.	1,546,577
Debt securities forward		—		129,345		—		129,345
Interest rate futures		3,752		—		—		3,752
Interest rate swap		396		329,358		—		329,754
Currency swap		—		60,846		—		60,846
Currency options		—		84,087		—		84,087
Total trading derivatives	Ps.	4,148	Ps.	2,150,213	Ps.	—	Ps.	2,154,361
Hedging derivatives
Currency forward	Ps.	—	Ps.	204,202	Ps.	—	Ps.	204,202
Interest rate swap		—		13,364		—		13,364
Total hedging derivatives	Ps.	—	Ps.	217,566	Ps.	—	Ps.	217,566
Total liabilities at fair value on recurring basis	Ps.	4,148	Ps.	2,367,779	Ps.	—	Ps.	2,371,927

December 31, 2022

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	2,536,952	Ps.	284,449	Ps.	—	Ps.	2,821,401
Securities issued or secured by other Colombian Government entities		—		194,150		—		194,150
Securities issued or secured by foreign Governments		—		57,600		—		57,600
Securities issued or secured by other financial entities		—		651,807		—		651,807
Securities issued or secured by non-financial sector entities		—		11,349		—		11,349
Others		—		24,580		—		24,580
Total trading investments	Ps.	2,536,952	Ps.	1,223,935	Ps.	—	Ps.	3,760,887
Investments in debt securities at fair value through profit or loss
Others		—		—		1,378		1,378

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

	December 31, 2023
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	2,702,953	Ps.	—	Ps.	—	Ps.	2,702,953
Securities issued or secured by other financial entities		—		71,343		—		71,343
	Ps.	2,702,953	Ps.	71,343	Ps.	—	Ps.	2,774,296

Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	78,990	Ps.	—	Ps.	—	Ps.	78,990
	Ps.	78,990	Ps.	—	Ps.	—	Ps.	78,990
	Ps.	2,781,943	Ps.	71,343	Ps.	—	Ps.	2,853,286

(*)    Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

	December 31, 2022
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	1,803,296	Ps.	137,298	Ps.	—	Ps.	1,940,594
Securities issued or secured by other Colombian Government entities		—		1,006		—		1,006
Securities issued or secured by other financial entities		—		4,980		—		4,980
	Ps.	1,803,296	Ps.	143,284	Ps.	—	Ps.	1,946,580

Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	52,153	Ps.	—	Ps.	—	Ps.	52,153
	Ps.	52,153	Ps.	—	Ps.	—	Ps.	52,153

Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government	Ps.	1,292	Ps.	—	Ps.	—	Ps.	1,292
	Ps.	1,292	Ps.	—	Ps.	—	Ps.	1,292
	Ps.	1,856,741	Ps.	143,284	Ps.	—	Ps.	2,000,025

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

	December 31, 2023
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	8,571,208	Ps.	72,819	Ps.	—	Ps.	8,644,027
Securities issued or secured by other Colombian Government entities		15,464		39,785		—		55,249
Securities issued or secured by other financial entities		—		18,479		—		18,479
Securities issued or secured by non-financial sector entities		—		118,865		—		118,865
Securities issued or secured by foreign Governments		662,623		40,262		—		702,885
Securities issued or secured by central banks		—		15,185		—		15,185
Others		—		155,713		—		155,713
	Ps.	9,249,295	Ps.	461,108	Ps.	—	Ps.	9,710,403
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government	Ps.	3,650	Ps.	—	Ps.	—	Ps.	3,650
	Ps.	3,650	Ps.	—	Ps.	—	Ps.	3,650
Pledged as collateral to special entities such as CRCC, BR and BVC (*)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	December 31, 2023
	Level 1		Level 2		Level 3		Total
Securities issued or secured by Colombian Government	Ps.	1,075,909	Ps.	—	Ps.	—	Ps.	1,075,909
	Ps.	1,075,909	Ps.	—	Ps.	—	Ps.	1,075,909
	Ps.	10,328,854	Ps.	461,108	Ps.	—	Ps.	10,789,962

(*) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

	December 31, 2022
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	3,718,431	Ps.	696,435	Ps.	—	Ps.	4,414,866
Securities issued or secured by other Colombian Government entities		138,474		37,047		—		175,521
Securities issued or secured by other financial entities		—		89,982		—		89,982
Securities issued or secured by non-financial sector entities		—		32,955		—		32,955
Securities issued or secured by foreign Governments		1,376,551		275,245		—		1,651,796
Securities issued or secured by central banks		—		39,212		—		39,212
Others		—		163,156		—		163,156
	Ps.	5,233,456	Ps.	1,334,032	Ps.	—	Ps.	6,567,488
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government	Ps.	10,177	Ps.	—	Ps.	—	Ps.	10,177
	Ps.	10,177	Ps.	—	Ps.	—	Ps.	10,177
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	1,145,747	Ps.	—	Ps.	—	Ps.	1,145,747
	Ps.	1,145,747	Ps.	—	Ps.	—	Ps.	1,145,747
	Ps.	6,389,380	Ps.	1,334,032	Ps.	—	Ps.	7,723,412

(*) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

5.2          Items Measured at Fair Value on a Non-Recurring Basis

Grupo Aval is required on a nonrecurring basis to adjust the carrying value of certain assets and liabilities or provide valuation allowances. These assets or liabilities primarily include impaired collateralized loans and non-current assets held for sale. The fair value of these assets which are classified as Level 3 are determined using pricing models, discounted cash flow methodologies, current replacement cost or similar techniques, using internal models or external experts with sufficient experience and knowledge of the real estate market or of assets being appraised. Generally, these appraisals are carried out by references to market data or based on the replacement cost when sufficient market data is not available.

The following table presents Grupo Aval’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2023 and 2022 at fair value less cost of sale:

	Level 1		Level 2		Level 3		Total
December 31, 2023
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	1,494,862	Ps.	1,494,862
Non- current assets held for sale		—		—		101,184		101,184
	Ps.	—	Ps.	—	Ps.	1,596,046	Ps.	1,596,046

	Level 1		Level 2		Level 3		Total
December 31, 2022
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	1,740,705	Ps.	1,740,705
Non- current assets held for sale		—		—		92,830		92,830
	Ps.	—	Ps.	—	Ps.	1,833,535	Ps.	1,833,535

5.3          Fair Value determination

The following tables provide information about valuation techniques and significant inputs when measuring fair value on a recurring basis for assets and liabilities, with fair value hierarchy classification of level 2 or level 3.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

ASSETS AND LIABILITIES	Valuation technique Level 2	Significant inputs
Currency options	Income approach Market approach	Discounted cash flow Black&Sholes&Merton model TRM, delta rates interest
Hedging derivatives
Currency forward	Income approach Market approach	Discounted cash flow TRM, curves
Interest rate swap	Income approach Market approach	Discounted cash flow IBR, Fixed and SORF curves
(1)	Estimated Price: A valuation model based on information obtained from a price vendor when it is not able to supply quoted prices (unadjusted) for each security. This model is the basis for the construction of the valuation margin of the securities that is represented on the assigned curve or reference rate. This margin remains constant on the assigned curve or reference rate when calculating the theoretical valuation price.
(2)	Quoted market prices (i.e. obtained from price vendors). The subsidiary Porvenir S. A. according to Colombian rules is required to invest to 1% of its total assets under management from severance and mandatory pension funds.

The following table provides information about valuation techniques and significant unobservable inputs when measuring Level 3 assets and liabilities at recurring fair value.

ASSETS	Valuation technique Level 3	Significant inputs
Investments in debt securities at fair value
In Colombian Pesos
Others	Income approach	Yield and margin
In Foreign Currency
Securities issued or secured by other financial entities	Income approach	Discounted cash flows using yields from similar securities outstanding. Internal rate of return
Equity securities
Investments in equity securities(1.1)	Discounted cash flow Comparable Multiples	- Growth in values after 5 years - Income - Discount interest rates - Gradient - Multiple of EBITDA
Investments in equity instruments through profit or loss - Nexus (1.2)	Market Comparison Initial capitalization ratio Market Income Cash Flow Discount Rate	Market Comparison Initial capitalization ratio Market Income Cash Flow Discount Rate
Other financial assets
Assets under concession contracts	Discounted cash flow

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

For the years ended December 31, 2023, 2022 and 2021

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

The following table includes a sensitivity analysis of main equity securities amounting to Ps. 81,925 as of December 31, 2023 classified at FVOCI level 3.

		Favorable		Unfavorable
Methods and Variables	Variation	impact		impact
Comparable multiples / Recent transaction price
EBITDA Number of times	+/-1 x	Ps.	557	Ps.	(556)
Adjusted discounted cash flow
Growth in residual values after 5 years	+/-1%		281		(240)
Income	+/-1%		1,035		(1,046)
Discount interest rates	+/- 50 pb		1,066		(988)
Gradient	+/- 30 pb		257		(263)
		Ps.	3,196	Ps.	(3,093)

The following table includes a sensitivity analysis of main equity securities amounting to Ps. 55,027 as of December 31, 2022 classified at FVOCI level 3.

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

The following table includes a sensitivity analysis of main equity securities amounting Ps. 2,567,099 Includes investments in the Nexus Real Estate Capital Funds as of December 31, 2023, classified at FVTPL level 3:

	Scenario 1		Scenario 2
Sensitivity impacts	Ps.	38,209	Ps.	(75,156)
	Ps.	38,209	Ps.	(75,156)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The following table includes a sensitivity analysis of main equity securities amounting Ps. 1,602,297 Includes investments in the Nexus Real Estate Capital Funds as of December 31, 2022, classified at FVTPL level 3:

	Scenario 1		Scenario 2
Sensitivity impacts	Ps.	17,951	Ps.	(29,162)
	Ps.	17,951	Ps.	(29,162)

Scenario 1
Increases in the sensitivity of:
Market value (square meter)	+10%
Market income	+10%
Initial capitalization rate	+50 bp
Cash flow discount rate	+50 bp

Scenario 2
Decreases in the sensitivity of:
Market value (square meter)	-10%
Market income	-10%
Initial capitalization rate	-50 bp
Cash flow discount rate	-50 bp

(2)          Valuation of financial assets under Gas and Energy concession arrangement rights

Promigas and subsidiaries, designated the financial assets under concession contracts at fair value, the method used to estimate it is discounted cash flows.

The assumptions and inputs used in the calculation of the financial asset estimate were:

●	The expiration date of each concession contract.
●	The proportion of the expiry period left of each of the concession contracts in force.
●	Operational cash flows (only) of the assets under concession.

The components of the calculations are the following:

●	Free cash flow generated solely by assets under concession.
●	Expiry period of the concession.
●	Amount in - perpetuity of the Free Cash Flow (FCF) of the year, estimated factoring in a growth in the residual amount between 1% and 3% each year.
●	Current amount of the residual amount Weighted Average Cost of Capital (WACC), between 8.66% and 8.90% each year.
●	Financial income: annual adjustment of financial asset balance to WACC (*).

(*) Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each entity, updated annually. The following variables were used for determining the WACC:

●	Beta unlevered USA (Oil/Gas Distribution): Damodaran. (Unlevered Beta 0.66, 2022)
●	Risk Free Rate, Source: Geometric Average 1998-2022 of American bonds “T-Bonds”.
●	Market Return, Source: Geometric Average 1998-2022 Damodaran “Stocks” USA.
●	Market Premium: Market Return – Risk Free Rate.
●	Country Risk Premium: Average last 5 years EMBI (Difference between 10-year Colombian sovereign bonds and 10 years “T-Bonds”). Damodaran.
●	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Sensitivity analysis

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to Government entities at the expiration date of the contracts. The value of the

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

financial asset at December 31, 2023 is Ps. 3,830,916 and Ps. 3,507,231 at 2022, the sensitivity analysis shows their increase or decrease.

	December 31, 2023				December 31, 2022
Variable	+100 bps		-100 bps		+100 bps		-100 bps
WACC	Ps.	(864,845)	Ps.	1,316,441	Ps.	(827,154)	Ps.	1,279,273
Perpetuity growth rate		785,847		(552,066)		746,633		(518,685)

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

The main assumptions used for determining the fair value of the principal biological assets are as follows:

1.          Biological assets growing in rubber crops:

The price of natural rubber used to calculate the 2024-2026 cash flows was forecasted based on the average of the last 3 years of the Technically Specified Rubber (TSR20) per ton January 2021 Ps. 0.44 (US$ 1,690/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually based on the expected US inflation rate.

2.          Biological assets growing in African palm crops:

The price of African palm oil (US$ per ton) used to calculate the 2024-2025 cash flows was forecasted based on the average price of palm oil since January 2022 Ps. 0.31 (US$ 1,165.9/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually with the expected US inflation rate.

(4)          Investment properties

Investment properties are recognized at fair value, based on a valuation made at each year-end period using, as a basis, independent appraisal expert whose report is obtained and reviewed by management. While in the countries in which we operate, the frequency of transactions in the real state sector is low compared to other more developed markets, management believes there are enough references to assess the fair value of investment properties owned by Grupo Aval and its subsidiaries based on comparable market transactions (See note 15.3).

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

There were no transfers of fair values between levels as of December 31, 2023.

The following table summarizes the transfer between fair value levels 1, 2 and 3 during 2022. In general, transfers between Levels  in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31, 2022

	Investments in debt						Investments in debt
	securities at FVTPL						securities at FVOCI
	Transfers between:						Transfers between:
	Level 2 to 1		Level 1 to 2		Level 3 to 2		Level 2 to 1		Level 1 to 2		Level 3 to 2
Securities issued or secured by Colombian Government	Ps.	2,826	Ps.	—	Ps.	—	Ps.	1,836,591	Ps.	—	Ps.	—
Securities issued or secured by other Colombian Government entities		—		—		—		287,490		—		—
Securities issued or secured by foreign Governments		—		—		57,600		24,098		—		—
Securities issued or secured by other financial entities		—		—		—		—		—		6,980
Securities issued or secured by non-financial sector entities		—		—		—		—		—		3,955
Others		—		—		—		1,796		52,210		4,460
	Ps.	2,826	Ps.	—	Ps.	57,600	Ps.	2,149,975	Ps.	52,210	Ps.	15,395

5.5          Reconciliation Level 3 of the fair value hierarchy

The reconciliation from the opening balances to the closing balances for the fair value measurements categorized within Level 3 is shows in the following table:

	Financial assets				Financial assets in
	in debt		Equity		concession		Biological		Investment
	securities		instruments		arrangements		assets		properties
January 1, 2021	Ps.	95,349	Ps.	1,159,963	Ps.	2,958,385	Ps.	122,675	Ps.	808,556
Changes in fair value recognised in profit or loss (3)		4,222		173,954		270,095		28,546		22,775
Changes in fair value recognised in OCI		85,096		(6,431)		—		—		7,991
Transfers to/from non-current assets held for sale		—		—		—		—		22,847
Reclassifications		—		—		—		—		4,490
Effect of movements in exchange rates		—		—		—		—		2,964
Additions		—		3,553		—		27,213		77,157
Sales / redemptions		(95,846)		(15,665)		—		(23,448)		(93,845)
Discontinued operations (1)		—		3,403		—		—		—
Reclassification BAC (1) (2)		—		(47)		—		—		—
Transfers from level 2 to level 3		—		73,859		—		—		—
Transfers from level 3 to level 2		—		(35,425)		—		—		—
December 31, 2021	Ps.	88,821	Ps.	1,357,164	Ps.	3,228,480	Ps.	154,986	Ps.	852,935
Changes in fair value recognised in profit or loss (3)		(58,845)		80,408		278,751		56,859		55,930
Changes in fair value recognised in OCI		671,348		16,613		—		—		797
Transfers to/from non-current assets held for sale		—		—		—		—		31,184
Reclassifications		—		—		—		—		(4,493)
Effect of movements in exchange rates		—		—		—		—		2,282
Additions		227,854		918,046		—		28,368		70,081
Sales / redemptions		(783,552)		(13,062)		—		(27,583)		(127,753)
Discontinued operations (1)		—		1		—		—		—
Loss of control in subsidiary (1)		(71,248)		(56,599)		—		—		—
Transfers from level 3 to level 2		(72,995)		(291)		—		—		—
December 31, 2022	Ps.	1,383	Ps.	2,302,280	Ps.	3,507,231	Ps.	212,630	Ps.	880,963
Changes in fair value recognised in profit or loss (3)		506		204,276		323,685		18,601		84,958
Changes in fair value recognised in OCI		—		39,566		—		—		557
Transfers to/from non-current assets held for sale		—		—		—		—		95,593
Reclassifications		—		—		—		—		(4,160)
Effect of movements in exchange rates		—		—		—		—		(7,079)
Additions(4)		—		830,718		—		26,118		56,307
Sales / redemptions(5)		—		(606,614)		—		(26,677)		(200,670)
December 31, 2023	Ps.	1,889	Ps.	2,770,226	Ps.	3,830,916	Ps.	230,672	Ps.	906,469

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

(1)      See note 1.1 “Discontinued operations of BAC Holding”

(2)      Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)      Included in a) debt and equity securities in “Net trading income” – “Trading investment income” line; b) financial assets in concession arrangements in “Net income from other financial instruments mandatorily at fair value through profit or loss” line; and c) Biological assets and Investment properties in “Income from sales of goods and services” line.

(4)      The increase corresponds mainly to the mobilization of assets to the Nexus Private Investment Fund at the end of December 2023, made by the following entities: Banco de Bogotá for Ps. 466,210, Banco de Occidente for Ps. 60,947, Banco Popular for Ps. 249,732 and Banco Av Villas for Ps. 53,829.

(5)      Corresponds mainly to the sale of 4.1% of shares of BAC Holding International Corp for Ps. 519,964 and redemptions of the Nexus Private Investment Fund  of Banco de Occidente for Ps. 37,970, Banco de Bogotá for Ps. 39,348 and Banco Popular for Ps. 6,602  Banco Av Villas for Ps. 2,730.

5.6          Fair Value of Financial Assets and Liabilities recognized at Amortized Cost

The following table shows a summary of financial assets and liabilities accounted at amortized cost and valued at fair value as of December 31, 2023 and 2022, only for disclosure purposes.

	December 31, 2023				December 31, 2022
	Carrying		Fair Value		Carrying		Fair Value
	Amount		Estimate		Amount		Estimate
Assets
Net investments in debt securities at amortized cost (1)	Ps.	9,979,679	Ps.	9,981,183	Ps.	9,734,562	Ps.	9,744,533
Net credit portfolio at amortized cost (2)		176,168,055		190,375,349		179,115,847		180,119,474
Total financial assets	Ps.	186,147,734	Ps.	200,356,532	Ps.	188,850,409	Ps.	189,864,007

Liabilities
Customer deposits (3)	Ps.	181,987,396	Ps.	183,570,708	Ps.	173,341,149	Ps.	173,929,783
Financial obligations (4)		65,541,339		64,208,758		72,116,775		68,429,431
Total financial liabilities	Ps.	247,528,735	Ps.	247,779,466	Ps.	245,457,924	Ps.	242,359,214

The following is a breakdown of how financial assets and liabilities accounted at amortized cost and are measured at fair value for disclosure purposes only.

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

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 6 – CLASSIFICATION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

See accounting policies in Notes 2(2.5).

The following table provides a reconciliation of gross amount between line items in the consolidated statement of financial position and categories of financial instruments as of December 31, 2023 and 2022.

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2023		at		debt		equity		Amortized		gross carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	18,597,861	Ps.	18,597,861
Trading assets	8		15,451,121		—		—		—		15,451,121
Debt securities			7,113,380		—		—		—		7,113,380
Equity securities			6,260,174		—		—		—		6,260,174
Derivative assets			2,077,567		—		—		—		2,077,567
Investment securities	9		1,889		23,326,776		1,117,349		9,996,561		34,442,575
Measured at fair value			1,889		23,326,776		1,117,349		—		24,446,014
Measured at amortized cost			—		—		—		9,996,561		9,996,561
Loans	11		—		—		—		186,203,770		186,203,770
Other accounts receivable	12		3,830,916		—		—		22,171,973		26,002,889
Measured at fair value			3,830,916		—		—		—		3,830,916
Measured at amortized cost			—		—		—		22,171,973		22,171,973
Hedging derivative assets	10		48,662		—		—		—		48,662
Total financial assets		Ps.	19,332,588	Ps.	23,326,776	Ps.	1,117,349	Ps.	236,970,165	Ps.	280,746,878

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		gross carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	2,154,361	Ps.	—	Ps.	—	Ps.	—	Ps.	2,154,361
Hedging derivative liabilities	10		217,566		—		—		—		217,566
Customer deposits	20		—		—		—		181,987,396		181,987,396
Financial obligations	21		—		—		—		65,541,339		65,541,339
Total financial liabilities		Ps.	2,371,927	Ps.	—	Ps.	—	Ps.	247,528,735	Ps.	249,900,662

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2022		at		debt		equity		Amortized		gross carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	17,032,857	Ps.	17,032,857
Trading assets	8		11,841,407		—		—		—		11,841,407
Debt securities			3,760,887		—		—		—		3,760,887
Equity securities			6,039,115		—		—		—		6,039,115
Derivative assets			2,041,405		—		—		—		2,041,405
Investment securities	9		1,378		22,461,805		1,476,732		9,771,492		33,711,407
Measured at fair value			1,378		22,461,805		1,476,732		—		23,939,915
Measured at amortized cost			—		—		—		9,771,492		9,771,492
Loans	11		—		—		—		188,313,361		188,313,361
Other accounts receivable	12		3,507,231		—		—		20,255,758		23,762,989
Measured at fair value			3,507,231		—		—		—		3,507,231
Measured at amortized cost			—		—		—		20,255,758		20,255,758
Hedging derivative assets	10		20,854		—		—		—		20,854
Total financial assets		Ps.	15,370,870	Ps.	22,461,805	Ps.	1,476,732	Ps.	235,373,468	Ps.	274,682,875

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		gross carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	1,757,606	Ps.	—	Ps.	—	Ps.	—	Ps.	1,757,606
Hedging derivative liabilities	10		3,568		—		—		—		3,568
Customer deposits	20		—		—		—		173,341,149		173,341,149
Financial obligations	21		—		—		—		72,116,775		72,116,775
Total financial liabilities		Ps.	1,761,174	Ps.	—	Ps.	—	Ps.	245,457,924	Ps.	247,219,098

As of December 31, 2023, and 2022 there are not any reclassifications of financial assets and liabilities.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 7 – CASH AND CASH EQUIVALENTS

Balances of cash and cash equivalents comprise the following as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
In Colombian Pesos
Cash	Ps.	3,723,337	Ps.	3,663,165
Deposits in the Colombian central bank		6,795,015		4,541,687
Demand deposits in banks and other financial entities		549,084		1,712,116
Clearing houses		488		2,109
Liquidity management		1,312,622		4,013
Cash held for specific purposes (1)		1,220,609		1,136,975
	Ps.	13,601,155	Ps.	11,060,065
In foreign currency
Cash	Ps.	85,775	Ps.	103,696
Demand deposits in banks and other financial entities		4,600,966		5,245,531
Liquidity management		309,965		623,565
	Ps.	4,996,706	Ps.	5,972,792
Total cash and cash equivalents	Ps.	18,597,861	Ps.	17,032,857

(1) The variation in cash held for specific purposes corresponds to: Ps. 90,940 in Covipacifico due to higher funding, collections, payment of the difference in toll rates, and financial yields; Ps. (171,541) in Covioriente and Ps. (67,261) in Episol of restricted cash available for use in properties, networks and environmental, and ANI surpluses, toll collections and Ps. 231,496 in Covimar the transfer of resources from savings accounts to collective investment funds.

Grupo Aval´s banking subsidiaries had cash reserves to comply with the mandatory (see note 4.3) amount for time deposits, checking accounts and savings accounts for Ps. 8,964,594 and Ps. 8,694,583 as of December 31, 2023 and 2022, respectively.

NOTE 8 – TRADING ASSETS AND LIABILITIES

Balances of trading asset and liabilities comprise the following as of December 31, 2023 and 2022:

		December 31,		December 31,
	Note	2023		2022
Trading assets
Debt securities	8.1	Ps.	7,113,380	Ps.	3,760,887
Equity securities	8.2		6,260,174		6,039,115
Derivative assets	8.3		2,077,567		2,041,405
		Ps.	15,451,121	Ps.	11,841,407

Trading liabilities
Derivative liabilities	8.3		2,154,361		1,757,606
		Ps.	2,154,361	Ps.	1,757,606
Total trading assets and liabilities net		Ps.	13,296,760	Ps.	10,083,801

8.1         Trading investments in debt securities

The following is the balance at December 31, 2023 and 2022.

	December 31,		December 31,
	2023		2022
Securities issued or secured by the Colombian Government	Ps.	5,794,832	Ps.	2,821,401
Securities issued or secured by other Colombian Government entities		155,737		194,150
Securities issued or secured by foreign Governments		32,079		57,600
Securities issued or secured by other financial entities		1,084,461		651,807
Securities issued or secured by non-financial sector entities		6,406		11,349
Others		39,865		24,580
Total trading debt securities	Ps.	7,113,380	Ps.	3,760,887

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

8.2          Trading investments in equity securities

The following is the balance at December 31, 2023 and 2022.	December 31,		December 31,
	2023		2022
In Colombian Pesos
Corporate stock	Ps.	8,949	Ps.	4,040
Investment funds (1)		4,079,070		3,855,604
Pension and severance funds (2)		2,084,955		2,072,765
	Ps.	6,172,974	Ps.	5,932,409

In foreign currency
Corporate stock	Ps.	4,100	Ps.	5,490
Investment funds		83,100		101,216
	Ps.	87,200	Ps.	106,706
Total equity securities	Ps.	6,260,174	Ps.	6,039,115

(1)   Includes investments in the private real estate fund Nexus as of December 31, 2023 of Ps. 2,567,099 and as of December 31, 2022 of Ps. 1,602,297.

(2)  Pursuant to Colombian rules, Porvenir S. A. is required to directly invest 1% of the total assets of these funds in mandatory severance and pension funds managed by Porvenir.

8.3          Trading derivatives assets and liabilities

Trading derivative assets and liabilities comprise the following as of December 31, 2023 and 2022.

	December 31, 2023				December 31, 2022
	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	2,805	Ps.	1,543,886	Ps.	928,797	Ps.	261,614
Foreign currency to sell		1,664,047		2,691		298,863		624,319
Debt securities to buy		18,895		589		104		996
Debt securities to sell		363		128,757		4,314		4,252
Subtotal	Ps.	1,686,110	Ps.	1,675,923	Ps.	1,232,078	Ps.	891,181
Swap
Cross currency		20,195		60,845		157,747		112,600
Interest rate		308,368		329,754		524,528		608,288
Subtotal	Ps.	328,563	Ps.	390,599	Ps.	682,275	Ps.	720,888
Futures contracts
Interest rate to sell		—		3,752		—		2,107
Subtotal	Ps.	—	Ps.	3,752	Ps.	—	Ps.	2,107
Options contracts
Foreign currency to buy		62,894		—		108,334		127,692
Foreign currency to sell		—		84,087		18,718		15,738
Subtotal		62,894		84,087		127,052		143,430
Total derivative assets and liabilities trading	Ps.	2,077,567	Ps.	2,154,361	Ps.	2,041,405	Ps.	1,757,606

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 9 – INVESTMENT SECURITIES

Balances of investment securities comprise the following as of December 31, 2023 and 2022:

	Note	December 31, 2023		December 31, 2022

Investments in debt securities mandatorily at FVTPL	9.1	Ps.	1,889	Ps.	1,378
Investments in debt securities at FVOCI	9.2		23,326,776		22,461,805
Investments in debt securities at amortized cost	9.3		9,996,561		9,771,492
Investments in equity securities at FVOCI	9.4		1,117,349		1,476,732
		Ps.	34,442,575	Ps.	33,711,407

Loss impairment
Investments in debt securities at amortized cost	4.1.5	Ps.	(16,882)	Ps.	(36,930)
		Ps.	(16,882)	Ps.	(36,930)
Total investment securities net		Ps.	34,425,693	Ps.	33,674,477

9.1          Investments in debt securities mandatorily at FVTPL

The following table includes investments on asset-backed securities mandatorily at FVTPL because the contractual cash flows of these securities are not SPPI on the principal outstanding.

	December 31, 2023		December 31, 2022

Others		1,889		1,378
Total investments in debt securities mandatorily at FVTPL	Ps.	1,889	Ps.	1,378

9.2          Investments in debt securities at FVOCI

The following table includes investments in debt securities at FVOCI as of December 31, 2023 and 2022:

December 31, 2023

Debt securities	Cost		Unrealized Gain		Unrealized Losses			Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	17,626,642	Ps.	146,608	Ps.	(982,457)	Ps.	16,790,793	Ps.	7,204
Securities issued or secured by other Colombian Government entities		898,373		6,213		(40,798)		863,788		1,183
Securities issued or secured by foreign Governments		2,717,651		6,385		(216,998)		2,507,038		611
Securities issued or secured by central banks		194,480		—		(48,991)		145,489		56
Securities issued or secured by other financial entities		2,159,892		19,370		(36,615)		2,142,647		2,398
Securities issued or secured by non-financial sector entities		215,877		156		(1,462)		214,571		822
Others		704,393		253		(42,196)		662,450		698
Total debt securities at FVOCI	Ps.	24,517,308	Ps.	178,985	Ps.	(1,369,517)	Ps.	23,326,776	Ps.	12,972

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31, 2022

Debt securities		Cost		Unrealized Gain		Unrealized Losses		Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	17,891,099	Ps.	15,293	Ps.	(2,353,520)	Ps.	15,552,872	Ps.	6,845
Securities issued or secured by other Colombian Government entities		885,106		28		(95,886)		789,248		1,059
Securities issued or secured by foreign Governments		3,734,594		17,215		(355,354)		3,396,455		1,210
Securities issued or secured by central banks		242,047		—		(47,949)		194,098		27
Securities issued or secured by other financial entities		1,718,512		304		(95,912)		1,622,904		2,316
Securities issued or secured by non-financial sector entities		57,252		—		(3,445)		53,807		257
Others		919,107		16,817		(83,503)		852,421		972
Total debt securities at FVOCI	Ps.	25,447,717	Ps.	49,657	Ps.	(3,035,569)	Ps.	22,461,805	Ps.	12,686

The following table shows amounts reclassified to profit or loss from OCI before taxes, related to fixed income investments debt securities measured at FVOCI:

	December 31, 2023		December 31, 2022
Redemptions or sales		(104,012)		(135,465)
ECL allowance		1,236		3,678
Total reclassified to profit or loss	Ps.	(102,775)	Ps.	(131,787)

9.3 Investments in debt securities at amortized cost

The following table includes investments in debt securities at amortized cost as of December 31, 2023 and 2022

Debt securities	December 31, 2023		December 31, 2022
Securities issued or secured by Colombian Government	Ps.	2,567,463	Ps.	2,299,618
Securities issued or secured by other Colombian Government entities		5,112,355		4,509,839
Securities issued or secured by foreign Governments		26,515		33,453
Securities issued or secured by other financial entities		2,082,993		2,618,656
Securities issued or secured by non-financial sector entities		143,410		237,537
Others		63,825		72,389
Total debt securities at amortized cost	Ps.	9,996,561	Ps.	9,771,492

The following is a summary of investments in debt securities at amortized cost by maturity dates:

	December 31, 2023		December 31, 2022

Up to 1 month	Ps.	927,454	Ps.	768,921
More than 1 month and no more than 3 months		26,515		80,379
More than 3 months and no more than 1 year		6,765,886		6,032,434
More than 1 year and no more than 5 years		151,217		187,795
More than 5 years and no more than 10 years		2,098,299		2,668,331
More than 10 years		27,190		33,632
Total	Ps.	9,996,561	Ps.	9,771,492

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

9.3.1          Investment in debt at amortized cost securities pledged as collateral

The following is a list of debt securities at amortized cost that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 33).

	December 31,		December 31,
	2023		2022
Pledged as collateral in money market operations
Securities issued or secured by other Colombian Government entities	Ps.	1,667,922	Ps.	118,536
Securities issued or secured by Colombian Government		489,631		—
Securities issued or secured by other financial entities		—		25,449
Securities issued or secured by non-financial sector entities		118,364		236,212
	Ps.	2,275,917	Ps.	380,197
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	539,339	Ps.	—
Securities issued or secured by other Colombian Government entities		393,634		999,561
	Ps.	932,973	Ps.	999,561
	Ps.	3,208,890	Ps.	1,379,758

(*) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

9.4          Investments in equity securities at fair value through OCI

The following is the balance at December 31, 2023 and 2022.

December 31, 2023
	Cost		Unrealized Gain		Unrealized Losses		Fair Value
In Colombian Pesos
Corporate stock	Ps.	585,352	Ps.	121,017	Ps.	(33,137)	Ps.	673,232
In foreign currency
Corporate stock		9,227		440,562		(5,672)		444,117
Total equity securities	Ps.	594,579	Ps.	561,579	Ps.	(38,809)	Ps.	1,117,349

December 31, 2022						ok
	Cost		Unrealized Gain		Unrealized Losses		Fair Value

In Colombian Pesos
Corporate Stock	Ps.	1,109,648	Ps.	385,712	Ps.	(20,159)	Ps.	1,475,201
In foreign currency
Corporate Stock		697		859		(25)		1,531
Total equity securities	Ps.	1,110,345	Ps.	386,571	Ps.	(20,184)	Ps.	1,476,732

Variations in fair values fundamentally reflect variations in the performance of companies and market conditions mainly due to changes in interest rates and other economic trends in the country where the investment is held. At December 31, 2023 and 2022 Grupo Aval considers that there is no evidence of deterioration.

The details of equity instruments through OCI as of December 31, 2023 and 2022 are as follows.

Entity (*)	December 31, 2023		December 31, 2022
Empresa de Energía de Bogotá S.A. E.S.P.	Ps.	903,068	Ps.	799,928
BAC Holding International Corp(1)		—		519,964
Mineros S.A.		43,765		44,123
Port operating companies		58,355		36,010
Bolsa de Valores de Colombia S.A.(2)		—		26,920
Holding Bursátil Regional S.A.(2)		45,085		—
Others		67,076		49,787
Total	Ps.	1,117,349	Ps.	1,476,732

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

(*)    These investments in equity securities have been designated as FVOCI considering that they represent strategic investments for Grupo Aval and therefore, they are not expected to be sold in a foreseeable future.

(1)     On March 17, 2023 Banco de Bogotá sold 4.11% of the shares of BAC Holding International Corp’s outstanding ordinary shares.

(2)     In the frame of the regional integration of the stock exchanges of Chile, Colombia and Peru, on November 14th 2023, a share exchange agreement was signed.

For the years ended December 31, 2023 and 2022, dividends from these equity investments in the amount of Ps. 126,274 and Ps. 119,888 respectively, were recognized in profit or loss in the “Other Income” line (see note 30).

NOTE 10 – HEDGE ACCOUNTING

In accordance with its risk management policies, Grupo Aval uses hedge accounting to manage foreign exchange risk relating to investments in foreign operations and in forecasted transactions; and manage interest risk relating to time deposits issued, as follows:

10.1 Hedges of net investment in foreign operations

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

Changes in the Colombian peso against the U.S. dollar have been as follows:

Date	Value of US$ 1	Variation in pesos
December 31, 2021	3,981.16	548.66
December 31, 2022	4,810.20	829.04
December 31, 2023	3,822.05	(988.15)

According to the information described above, the following table shows movements of OCI gross of taxes, related to hedges of net investment in foreign operations:

December 31, 2023

			Hedging		Hedging
	Hedged		non-derivative		derivative		Net OCI
Investment	Item		instrument		instrument		account
Multi Financial Holding	Ps.	(393,836)	Ps.	385,379	Ps.	—	Ps.	(8,457)
Other subsidiaries and branches Banco de Bogotá		(137,731)		118,577		—		(19,154)
Occidental Bank Barbados Ltd.		(30,956)		30,956		—		—
Banco de Occidente (Panamá) S.A.		(42,091)		42,091		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.		(25,513)		25,513		—		—
Gases del Pacífico S.A.C.		(32,050)		23,144		—		(8,906)
Gas Natural de Lima y Callao S.A.C. – Calidda		(106,851)		106,851		—		—
Promigas Perú S.A.C.		(4,763)		4,763		—		—
Gases del Norte del Perú S.A.C.		(23,718)		23,718		—		—
Promigas Panamá Corporation		(5)		5		—		—
Total	Ps.	(797,514)	Ps.	760,997	Ps.	—	Ps.	(36,517)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31, 2022

			Hedging		Hedging
	Hedged		non-derivative		derivative		Net OCI
Investment	Item		instrument		instrument		account
Multi Financial Holding and BAC Holding	Ps.	(6,991,093)	Ps.	2,756,328	Ps.	4,048,523	Ps.	(186,242)
Other subsidiaries and branches Banco de Bogotá		105,255		(3,470)		2,976		104,761
Occidental Bank Barbados Ltd.		23,104		(23,104)		—		—
Banco de Occidente (Panamá) S.A.		26,838		(26,838)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.		21,903		(21,903)		—		—
Gases del Pacífico S.A.C.		26,391		(18,919)		—		7,472
Gas Natural de Lima y Callao S.A.C. – Calidda		90,633		(90,633)		—		—
Promigas Perú S.A.C.		3,996		(3,996)		—		—
Gases del Norte del Perú S.A.C.		17,639		(17,639)		—		—
Promigas Panamá Corporation		5		(5)		—		—
Total	Ps.	(6,675,329)	Ps.	2,549,821	Ps.	4,051,499	Ps.	(74,009)

According to information described above, the following table contains details of hedging operations carried out to cover foreign denominated equity investments. The analysis shows current amount of OCI gross of taxes:

December 31, 2023

	Thousands of US$				Ps. millions
		Hedge
		amount in				Current		Current
		foreign	Hedge	Current		amount		amount		Current
	Hedged	currency in	amount in	amount		Hedging		Hedging		amount
	investment	financial	forward	Hedged		non-derivative		derivative		Net OCI
Investment	amount	liabilities	contracts	Item		instrument		instrument		account
Multi Financial Holding	405,867	(390,000)	—	Ps.	6,974	Ps.	46,021	Ps.	(435)	Ps.	52,560
Other subsidiaries and branches Banco de Bogotá (1)	152,882	(120,000)	—		202,519		115,107		(230,412)		87,214
Occidental Bank Barbados Ltd.	37,341	(37,341)	—		43,626		(43,626)		—		—
Banco de Occidente (Panamá) S.A.	58,877	(58,877)	—		57,337		(57,337)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.	26,365	(26,365)	—		26,410		(26,410)		—		—
Gases del Pacífico S.A.C.	31,888	(31,888)	—		6,068		(21,331)		—		(15,263)
Gas Natural de Lima y Callao S.A.C. – Calidda	114,887	(114,887)	—		67,050		(67,050)		—		—
Promigas Perú S.A.C.	4,820	(4,820)	—		741		(741)		—		—
Gases del Norte del Perú S.A.C.	24,006	(24,006)	—		(3,578)		3,578		—		—
Promigas Panamá Corporation	1	(1)	—		2		(2)		—		—
Total	856,934	(808,185)	—	Ps.	407,149	Ps.	(51,791)	Ps.	(230,847)	Ps.	124,511

(1)   Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro, Nassau and contributions of foreign branches in Miami and New York.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31, 2022

	Thousands of US$				Ps. millions
		Hedge
		amount in				Current		Current
		foreign	Hedge	Current		amount		amount		Current
	Hedged	currency in	amount in	amount		Hedging		Hedging		amount
	investment	financial	forward	Hedged		non-derivative		derivative		Net OCI
Investment	amount	liabilities	contracts	Item		instrument		instrument		account
Multi Financial Holding	394,372	(390,000)	—	Ps.	400,810	Ps.	(339,358)	Ps.	(435)	Ps.	61,017
Other subsidiaries and branches Banco de Bogotá (1)	131,923	(120,000)	(281)		340,250		(3,470)		(230,412)		106,368
Occidental Bank Barbados Ltd.	28,755	(28,755)	—		74,582		(74,582)		—		—
Banco de Occidente (Panamá) S.A.	35,151	(35,151)	—		99,428		(99,428)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.	562,151	(562,151)	—		51,923		(51,923)		—		—
Gases del Pacífico S.A.C.	216,876	(216,876)	—		38,118		(44,475)		—		(6,357)
Gas Natural de Lima y Callao S.A.C. – Calidda	97,109	(97,109)	—		173,901		(173,901)		—		—
Promigas Perú S.A.C.	25,978	(25,978)	—		5,504		(5,504)		—		—
Gases del Norte del Perú S.A.C.	129,382	(129,382)	—		20,140		(20,140)		—		—
Promigas Panamá Corporation	16	(16)	—		7		(7)		—		—
Total	1,621,713	(1,605,418)	(281)	Ps.	1,204,663	Ps.	(812,788)	Ps.	(230,847)	Ps.	161,028

(1)   Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro, Nassau and contributions of foreign branches in Miami and New York.

Hedging with Debt in Foreign Currency in U.S. dollars

Debt financial instruments that are not derivatives can be designated as hedging instruments for changes in foreign currency exchange rates. According to this rule, Banco de Bogotá, Banco de Occidente and Promigas designed debt denominated in U.S. dollar as hedging instruments of their foreign subsidiaries as follows:

(1)	Bonds issued by Banco de Bogotá in the international market were designated as hedging instruments of its investment in MFH and other subsidiaries and branches amounting U.S. 510 million in 2023 and U.S. 510 dollar million in 2022.

(2)	Other financial liabilities in the amount of U.S. 298 million as of December 31, 2023 (U.S. dollar 1,095 million as of December 31, 2022) were used to hedge part of the net foreign investment that Banco de Occidente and Promigas have in foreign subsidiaries as part of a hedging strategy, by which new obligations are continuously designated as hedging instruments to replace the previous ones as they expire over time.

10.2 Hedging Cash Flow

The movement of the accumulated OCI account related to cash flow hedges in Colombian pesos during the years ended on December 31, 2023, 2022 and 2021 is as follows:

	December 31, 2023		December 31, 2022		December 31, 2021
Balance at the beginning of the year	Ps.	5,542	Ps.	7,938	Ps.	(42)
Changes in the fair value FwD - Future transactions		(26,203)		6,995		(8,879)
Changes in the fair value FwD - financial obligations		(32,672)		—		—
Changes in the fair value bonds		270,064		—		—
Changes in the fair value other accounts receivable		(258,982)		—		—
Reclassified to profit or loss		11,870		(9,391)		16,859
Balance at the end of the year	Ps.	(30,381)	Ps.	5,542	Ps.	7,938

During the years ended December 31, 2023, 2022 and 2021, an exchange difference recognized under “Other Comprehensive Income” as a result of cash flow hedge accounting of income (loss) from these highly probable transactions, was reclassified to profit or loss in the amounts of Ps. 11,870, Ps. (9,391) and Ps. 16,859 respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

The following is the summary of Promigas and its subsidiaries open cash flow hedges:

	December 31, 2023	December 31, 2022
Income in Thousands of U.S. dollar forecasted	643,670	127,695
Notional amount contracts FWDThousands of U.S. dollar	420,670	126,921
% hedged	86%	88%
Fair value in Colombian pesos	(59,715)	61,142
# of contracts	46	161

Hedging of exchange rate risk

During the year ended December 31, 2023, Banco de Bogotá hedge the exchange risk arising in other accounts receivable:

	December 31, 2023	December 31, 2022
Income in Thousands of U.S. dollar forecasted	309,788	—
Notional amount bond Thousands of U.S. dollar	309,788	—
% hedged	100%	—%
Fair value in Colombian pesos	1,184,025	—
# of contracts	1	—

During the year ended December 31, 2023, Corficolombiana hedge the exchange risk arising in other accounts receivable:

	December 31, 2023	December 31, 2022
Income in Thousands of U.S. dollar forecasted	7,610	—
Notional amount contracts FWD Thousands of U.S. dollar	7,610	—
% hedged	100%	—%
# of contracts	17	—

During the year ended December 31, 2023, Banco de Bogotá hedge the exchange risk arising in financial obligations:

	December 31, 2023	December 31, 2022
Income in Thousands of U.S. dollar forecasted	1,097,038	—
Notional amount contracts FWD Thousands of U.S. dollar	1,098,950	—
% hedged	100%	—%
Fair value in Colombian pesos	4,152,626	—
# of contracts	74	—

10.3 Fair value hedges of interest rate risk

As of December 31, 2023 and 2022, Banco de Bogotá uses interest rate swaps to reduce the risk of interest rates on financial liabilities.

December 31, 2023

				Carrying amount
Fair value hedges		Notional amount		Assets		Liabilities
Hedging instruments
Interest rate Swap	Ps.	6,539,684	Ps.	47,975	Ps.	10,871
Items designated hedged
Time Deposits issued		6,539,684		—		40,289

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31, 2022

				Carrying amount
Fair value hedges		Notional amount		Assets		Liabilities
Hedging instruments
Interest rate Swap	Ps.	235,000	Ps.	1,228	Ps.	—
Items designated hedged
Time Deposits issued		235,000		—		1,242

As of December 31, 2023, Banco de Occidente uses interest rate swaps to reduce the risk of interest rates on financial liabilities.

December 31, 2023

				Carrying amount
Fair value hedges		Notional amount		Assets		Liabilities
Hedging instruments
Interest rate Swap	Ps.	435,000	Ps.	850	Ps.	—
Items designated hedged
Time Deposits issued		435,000		—		734

As of December 31, 2022, the Multi Financial Holding uses interest rate swaps to reduce the risk of interest rates on financial assets and financial liabilities. Said contracts are recorded at fair value in the consolidated statement of financial position, under the line of derivatives for hedging assets or liabilities, as appropriate. As of December 31, 2023, this hedge is no longer applied.

December 31, 2022

				Carrying amount
Fair value hedges		Notional amount		Assets		Liabilities
Hedging instruments
Interest rate Swap	Ps.	98,609	Ps.	107	Ps.	786
Items designated hedged
Securities issued or secured by Government and Corporate issuers		98,609		969		—

Changes in fair value and interest expense during the years ended on December 31, 2023 and 2022 is as follows:

December 31, 2023

	Change
	in fair		Interest
	value		expense (1)

Banco de Bogotá	Ps.	79,864	Ps.	(61,905)
Banco de Occidente		116		(1,428)
Total	Ps.	79,980	Ps.	(63,333)

(1)   See note 21.3 “Interest expense”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

December 31, 2022

	Change
	in fair		Interest
	value		expense (1)

Banco de Bogotá	Ps.	(14)	Ps.	(1,242)
Multi Financial Holding		168		—
Total	Ps.	154	Ps.	(1,242)

(1)   See note 21.3 “Interest expense”.

10.4 Testing of Hedge Effectiveness

Grupo Aval’s subsidiaries consider hedging as highly effective if at the beginning and in subsequent periods, the hedging instrument highly offsets changes in fair value or in cash flows attributable to the risk hedged during the period for which the hedging has been designated. The hedging is considered as such if the effectiveness of the hedging is in a range between 80% and 125%. Such effectiveness is assessed by Grupo Aval’s entities at least quarterly and at the end of each accounting period. During year 2023, 2022 and 2021 each hedging relationship has been effective.

Grupo Aval’s subsidiaries have documented the hedging effectiveness of its foreign currency denominated investments based on the portion of the net investment hedged at the beginning of the hedging relationship. Since the net balance of these investments fluctuates during the year, Grupo Aval’s subsidiaries evaluate the hedging relationship on a daily basis as well as the result of the testing of hedge effectiveness.

Hedge Effectiveness with Forward Contracts

Grupo Aval’s subsidiaries applies the method of the forward rate used in forward contracts to evaluate the hedge effectiveness; for such purpose, Grupo Aval measures the hedge ineffectiveness comparing the value of current forward contracts, which serve as hedge, with the change in the value of a hypothetical derivative with the same maturity.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

10.5 Derivative Financial Instruments for hedging purposes comprise the following:

According to information described above, the following table contains the fair value of derivative financial instruments used for hedging:

	December 31, 2023				December 31, 2022
Item	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	687	Ps.	204,202	Ps.	4,630	Ps.	1,416
Foreign currency to sale		—		—		200		137
Subtotal	Ps.	687	Ps.	204,202	Ps.	4,830	Ps.	1,553
Swap
Cross currency		—		—		—		—
Interest rate		47,975		13,364		16,024		2,015
Subtotal	Ps.	47,975	Ps.	13,364	Ps.	16,024	Ps.	2,015
Total hedge derivatives	Ps.	48,662	Ps.	217,566	Ps.	20,854	Ps.	3,568

NOTE 11 – LOANS

11.1          Loan Portfolio by Product

The distribution of the loan portfolio of Grupo Aval by product is shown as follows:

	December 31, 2023		December 31, 2022
General purpose loans	Ps.	73,738,900	Ps.	74,621,729
Payroll loans		32,619,563		33,306,684
Working capital loans		16,413,196		14,631,609
Mortgages		16,294,206		15,488,044
Personal loans		14,232,850		13,425,625
Credit Cards		7,937,759		7,341,533
Automobile and vehicle loans		5,332,355		5,421,073
Loans funded by development banks		4,464,785		4,053,300
Commercial financial leases		11,706,825		10,861,995
Housing leases		2,192,000		2,395,311
Consumer financial leases		15,509		18,491
Overdrafts		585,686		512,504
Interbank & overnight funds		392,607		5,967,743
Microcredit		277,529		267,720
Gross balance of loan portfolio	Ps.	186,203,770	Ps.	188,313,361
Loss allowance loan portfolio (1)		(10,035,715)		(9,197,514)
Net balance of loan portfolio	Ps.	176,168,055	Ps.	179,115,847

(1)   See loss allowance reconciliations from the opening to the closing balance in note 4.1.5.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

11.2          Loan portfolio by maturity

The distribution of Grupo Aval´s loan portfolio by contractual maturity period is as follows:

December 31, 2023

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial – Client portfolio	Ps.	57,018,945	Ps.	27,895,921	Ps.	12,044,149	Ps.	10,088,802	Ps.	107,047,817
Consumer		10,679,728		13,325,877		11,496,786		24,497,220		59,999,611
Mortgage		865,216		1,187,222		1,317,412		15,116,356		18,486,206
Microcredit		162,667		108,095		5,266		1,501		277,529
Interbank and overnight funds		392,607		—		—		—		392,607
Total gross loan portfolio	Ps.	69,119,163	Ps.	42,517,115	Ps.	24,863,613	Ps.	49,703,879	Ps.	186,203,770

December 31, 2022

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial – Client portfolio	Ps.	52,035,331	Ps.	29,192,573	Ps.	13,784,223	Ps.	9,762,972	Ps.	104,775,099
Consumer		9,387,125		12,229,155		10,996,682		26,806,482		59,419,444
Mortgage		752,955		1,078,137		1,190,998		14,861,265		17,883,355
Microcredit		155,351		105,603		5,692		1,074		267,720
Interbank and overnight funds		5,967,743		—		—		—		5,967,743
Total gross loan portfolio	Ps.	68,298,505	Ps.	42,605,468	Ps.	25,977,595	Ps.	51,431,793	Ps.	188,313,361

11.3          Interest income by portfolio

The interest income of the loan portfolio of Grupo Aval by portfolio is shown as follows:

	December 31, 2023		December 31, 2022		December 31, 2021(1)
Commercial – Client portfolio	Ps.	14,497,926	Ps.	8,608,592	Ps.	4,698,563
Consumer		9,208,508		7,048,747		5,890,691
Mortgage		1,687,962		1,349,898		1,080,022
Microcredit		71,352		64,582		77,880
Repos, interbank loans portfolio		1,068,367		487,697		134,988
Total interest income	Ps.	26,534,115	Ps.	17,559,516	Ps.	11,882,144
(1)	Comparative information has been re-presented due to a discontinued operation disclosed in Note 1.1.

11.4          Financial Leasing portfolio

As of December 31, 2023, and 2022 the following table shows the reconciliation between gross investment in financial leasing and the present value of minimum payments to be received in these dates:

	December 31, 2023		December 31, 2022
Total gross rent payments receivable	Ps.	29,491,587	Ps.	21,766,425
Less amounts representing running costs (such as taxes, maintenance, insurances, etc.,)		(495)		(544)
Plus, estimated residual amount of assets given for rental (without guarantee)		32,657		36,559
Gross investment in contracts of financial leasing		29,523,749		21,802,440
Less unrealized financial income		(15,609,415)		(8,526,643)
Net investment in contracts of financial leasing	Ps.	13,914,334	Ps.	13,275,797
Loss allowance of net investment in financial leasing	Ps.	(460,528)	Ps.	(678,367)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The detailed information of gross investment and net investment in financial leasing contracts receivable as of December 31, 2023 and 2022 in each period is as follows:

	December 31, 2023
	Gross investment		Net investment
Up to 1 year	Ps.	13,480,780	Ps.	6,398,382
From 1 to 5 years		6,560,824		2,532,708
More than 5 years		9,482,145		4,983,244
Total	Ps.	29,523,749	Ps.	13,914,334

	December 31, 2022
	Gross investment		Net investment
Up to 1 year	Ps.	4,378,980	Ps.	1,962,546
From 1 to 5 years		8,502,594		5,585,560
More than 5 years		8,920,866		5,727,691
Total	Ps.	21,802,440	Ps.	13,275,797

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

NOTE 12 – OTHER ACCOUNTS RECEIVABLE, NET

Balances of other accounts receivable, net of impairment losses, comprise the following as of December 31, 2023 and 2022:

		December 31,		December 31,
	Note	2023		2022

Contract assets	12.1	Ps.	17,821,214	Ps.	16,161,187
Other accounts receivable	12.2		8,181,675		7,601,802
Total other accounts receivable			26,002,889		23,762,989
Loss allowance	4.1.5		(385,664)		(382,416)
Total other accounts receivable, net		Ps.	25,617,225	Ps.	23,380,573

12.1          Financial assets in concession arrangements

The following table provides information about assets from contracts with customers as of December 31, 2023 and 2022:

Contract assets	December 31, 2023		December 31, 2022

Financial assets in concession arrangements rights at fair value (1)	Ps.	3,830,916	Ps.	3,507,231
Financial assets in concession arrangements rights at amortized cost (1)		13,990,298		12,653,956
Gross balance of other accounts receivable	Ps.	17,821,214	Ps.	16,161,187
Loss allowance (2)		(8,394)		(8,171)
Total contract assets	Ps.	17,812,820	Ps.	16,153,016
(1)	See note 16 details regarding concession arrangements rights.
(2)	See reconciliations simplified approach and general approach loss allowance on note 4.1.5.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

12.2          Other accounts receivable

The detailed information of other accounts receivable measured at amortized cost, except for prepaid expenses, as of December 31, 2023 and 2022 is as follows:

Other accounts receivable	December 31, 2023		December 31, 2022
Accounts receivable for goods and services sales in Non-financial sector companies	Ps.	1,469,899	Ps.	1,455,555
Debtors		1,889,732		2,061,364
Credit card compensations and network compensations		1,348,140		658,721
Payment in advance		760,877		633,358
Government		579,701		577,117
Conditional contributions		712,135		694,018
Taxes		35,667		30,862
Others		1,385,524		1,490,807
Gross balance of other accounts receivable	Ps.	8,181,675	Ps.	7,601,802
Loss allowance		(377,270)		(374,245)
Other accounts receivable, net	Ps.	7,804,405	Ps.	7,227,557

NOTE 13 – NON-CURRENT ASSETS HELD FOR SALE

The movement of the non-current assets held for sale during the years ended December 31, 2023, 2022 and 2021 is as follows:

	December 31, 2023		December 31, 2022		December 31, 2021
Balance at the beginning of the year	Ps.	92,830	Ps.	208,426	Ps.	240,412
Additions		72,466		74,812		137,710
Assets sold, net (1)		(118,808)		(51,863)		(60,747)
Increase / decrease by changes in fair value		(268)		(76)		(3,780)
Reclassifications (2)		62,058		(88,609)		(135,643)
Effect of movements in exchange rates		(7,094)		13,960		(8,310)
Loss of control in subsidiary (3)		—		(72,014)		—
Discontinued operations (3)(4)		—		8,194		(94)
Balance at year end	Ps.	101,184	Ps.	92,830	Ps.	208,426
(1)	From the leaseback operation with the NEXUS Real Estate Capital Funds includes withdrawals for December 31, 2023 by Ps. (79,546), for December 31, 2022 by Ps. (15,179) and for December 31, 2021 by Ps. (32,365).
(2)	Includes for December 31, 2023 reclassifications to i) to investment properties by Ps. (95,593) ii) from other assets by Ps. 25,654 and iii) from Properties, plant and equipment for Ps. 131,997 for December 31, 2022 reclassifications to i) to investment properties by Ps. (31,184) ii) to other assets by Ps. (62,943) and iii) from Properties, plant and equipment for Ps. 5,536 and for December 31, 2021 reclassifications to: i) to investment properties by Ps. (22,847), ii) to other assets by Ps. (111,442); iii) from Properties, plant and equipment for own use Ps. 1,074; iv) to concession arrangements by Ps. (2,516) and v) from Right-of-use assets by Ps. 102.
(3)	See note 1.1 “Discontinued operations of BAC Holding”
(4)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The following is the detail of the non-current assets held for sale:

	December 31, 2023		December 31, 2022
Foreclosed assets
Movable property	Ps.	3,421	Ps.	2,245
Residential real estate		15,070		23,802
Other real estate		35,024		36,929
	Ps.	53,515	Ps.	62,976
Assets received from leasing agreements
Vehicles		559		134
Real estate		10,373		4,891
	Ps.	10,932	Ps.	5,025
Other non-current assets held for sale
Land	Ps.	15,534	Ps.	3,023
Real estate		20,925		19,911
Other		278		1,895
	Ps.	36,737	Ps.	24,829
Total non-current assets held for sale	Ps.	101,184	Ps.	92,830

Following is the detail of the associated liabilities to assets held for sale:

	December 31, 2023		December 31, 2022
Other accounts payable	Ps.	4,338	Ps.	12,646
Provisions		532		—
Total	Ps.	4,870	Ps.	12,646

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

NOTE 14 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The detail of the investments in associates and joint ventures for the years ended December 31, 2023, and 2022 is as follows:

	December 31, 2023		December 31, 2022
Associates	Ps.	1,288,641	Ps.	1,419,296
Joint ventures		2,042		4,047
Total	Ps.	1,290,683	Ps.	1,423,343

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The following table shows the balances of each investment in associates and joint ventures as of December 31, 2023 and 2022, and Grupo Aval’s ownership interest percentage in those entities:

	December 31, 2023			December 31, 2022
	Ownership	Book		Ownership	Book
	interest	value		interest	value
Associates
Gas Natural de Lima y Callao S.A. - Cálidda	40%	Ps.	614,577	40%	Ps.	768,953
Gases del Caribe S.A. E.S.P.	31%		328,661	31%		313,968
Credibanco S.A.	25%		210,399	25%		205,604
Redeban Multicolor S.A.	20%		41,562	20%		33,183
A.C.H Colombia S.A.	34%		32,580	34%		32,134
Aerocali S.A.	50%		24,389	50%		30,499
Colombiana de Extrusión S.A. - Extrucol	30%		14,507	30%		12,321
ADL Digital Lab S.A.S.	34%		12,231	34%		8,439
Servicios de Identidad Digital S.A.S.	33%		4,039	33%		7,050
Energía Eficiente S.A.	33%		3,485	33%		4,136
Metrex S.A.	18%		2,211	18%		2,596
Concentra Inteligencia en Energía S.A.S.(1)	—%		—	24%		413
		Ps.	1,288,641		Ps.	1,419,296

.(1)  The investment in associated was liquidated on November 29th, 2023.

	December 31, 2023			December 31, 2022
	Ownership	Book		Ownership	Book	Book
	interest	value		interest	value	value
Joint ventures
Renting Automayor S.A.S. (1)	50%	Ps.	2,042	50%	Ps.	4,047
(1)	Joint businesses executed by Grupo Aval’s subsidiaries with specific purposes wherein the joint business assumes no responsibilities for business results, not requiring significant equity resources from Grupo Aval.

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

As of December 31, 2023, and 2022, Grupo Aval did not have contingent assets as income receivable that arose from any contractual difference with any concession, other than a tariff recognition. There were also no contingent liabilities for fines or sanctions imposed by the Government in the development of concession contracts for possible contractual breaches.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

A roll-forward of investments in associates and joint ventures accounts is shown below for the years ended December 31, 2023, 2022 and 2021:

Associates

	December 31,		December 31,		December 31,
	2023		2022		2021
Balance at the beginning of the year	Ps.	1,419,296	Ps.	1,170,435	Ps.	1,029,243
Acquisitions		2,433		7,267		4,539
Participation in the profit or loss of the period		373,402		371,127		298,705
Participation in Other Comprehensive Income		(35,892)		81,730		(846)
Dividends declared		(363,466)		(301,895)		(225,844)
Liquidated entity		(282)		—		—
Exchange difference		(106,850)		90,632		63,654
Realization of Other Comprehensive Income		—		—		1,059
Dilution effect		—		—		(75)
Year-end balance	Ps.	1,288,641	Ps.	1,419,296	Ps.	1,170,435

Joint ventures

	December 31,		December 31,		December 31,
	2023		2022		2021
Balance at the beginning of the year	Ps.	4,047	Ps.	2,394	Ps.	79
Participation in the period profit or loss		(2,005)		1,650		1,512
Dividends received		—		—		(70)
Acquisitions		—		3		—
Exchange difference		—		—		873
Year-end balance	Ps.	2,042	Ps.	4,047	Ps.	2,394

The condensed financial information of the associates and joint ventures accounted for under the equity method is as follows:

Associates

At the time calculating the equity method, the year-end financial information of associates was not available. Therefore, the financial information of the immediately preceding month for the years 2023 and 2022 was used, this information corresponds to 100% after homogenizations.

December 31, 2023

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Gas Natural de Lima y Callao S.A. - Cálidda	Ps.	6,116,364	Ps.	4,521,154	Ps.	1,595,210	Ps.	3,832,676	Ps.	3,378,051	Ps.	454,625
Gases del Caribe S.A. E.S.P.		4,066,193		2,974,633		1,091,560		3,104,261		2,730,690		373,571
Redeban Multicolor S.A.		2,101,985		1,918,782		183,203		443,196		423,438		19,758
Credibanco S.A.		431,534		180,505		251,029		329,109		293,021		36,088
A.C.H Colombia S.A.		342,153		232,328		109,825		292,592		184,168		108,424
Energía Eficiente S.A.		124,797		100,424		24,373		328,840		325,794		3,046
Colombiana de Extrusión S.A. - Extrucol		112,151		63,795		48,356		183,121		167,562		15,559
Aerocali S.A.		92,950		44,172		48,778		254,751		209,945		44,806
ADL Digital Lab S.A.S.		71,577		35,602		35,975		74,645		63,492		11,153
Servicios de Identidad Digital S.A.S.		50,428		22,812		27,616		857		19,694		(18,837)
Metrex S.A.		41,458		29,170		12,288		80,944		78,229		2,715
	Ps.	13,551,590	Ps.	10,123,377	Ps.	3,428,213	Ps.	8,924,992	Ps.	7,874,084	Ps.	1,050,908

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

Joint Ventures

At the time calculating the equity method, the year-end financial information of joint ventures was not available. Therefore, the information of the immediately preceding month for the years 2023 and 2022 was used, is presented below.

December 31, 2023

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Renting Automayor S.A.	Ps.	120,113	Ps.	115,786	Ps.	4,327	Ps.	34,762	Ps.	38,774	Ps.	(4,012)
	Ps.	120,113	Ps.	115,786	Ps.	4,327	Ps.	34,762	Ps.	38,774	Ps	(4,012)

December 31, 2022

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Renting Automayor S.A.	Ps.	104,729	Ps.	96,345	Ps.	8,384	Ps.	8,473	Ps.	5,168	Ps.	3,305
	Ps.	104,729	Ps.	96,345	Ps.	8,384	Ps.	8,473	Ps.	5,168	Ps	3,305

NOTE 15 – TANGIBLE ASSETS

The movement of the carrying value amounts of tangible assets for the years ended on December 31, 2023, 2022 and 2021 is as follows:

								Given in
				Right-of-use		Investment		operating		Biological
		For own use (1)		assets		properties (2)		leases		assets		Total
Cost
Balance as of January 1, 2021	Ps.	9,718,210	Ps.	2,721,904	Ps.	808,556	Ps.	16,105	Ps.	122,675	Ps.	13,387,450
Increase / (decrease) due to changes in the lease variables		—		45,650		—		—		—		45,650
Purchases or capitalized expenses (3)		368,570		173,793		77,157		34,306		27,213		681,039
Withdrawals / Sales		(224,241)		(175,139)		(93,845)		—		(23,448)		(516,673)
Changes in fair value		—		—		22,775		—		28,546		51,321
Revaluation of investment properties		—		—		7,991		—		—		7,991
Transfers to/from non-current assets held for sale		(1,861)		—		22,847		—		—		20,986
Reclassification BAC (4)(5)		503,724		44,454		—		—		—		548,178
Discontinued operations (4)		(16,779)		—		—		—		—		(16,779)
Effect of movements in exchange rates		74,598		17,978		2,964		—		—		95,540
Reclassifications		(36,864)		11,162		4,490		(2,208)		—		(23,420)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

								Given in
				Right-of-use		Investment		operating		Biological
		For own use (1)		assets		properties (2)		leases		assets		Total
Balance as of December 31, 2021	Ps.	10,385,357	Ps.	2,839,802	Ps.	852,935	Ps.	48,203	Ps.	154,986	Ps.	14,281,283
Increase / (decrease) due to changes in the lease variables		—		89,087		—		—		—		89,087
Purchases or capitalized expenses (3)		477,795		205,587		70,081		58,884		28,368		840,715
Withdrawals / Sales (6)		(413,817)		(152,284)		(127,753)		—		(27,583)		(721,437)
Changes in fair value		—		—		55,930		—		56,859		112,789
Revaluation of investment properties		—		—		797		—		—		797
Transfers to/from non-current assets held for sale		(9,174)		—		31,184		—		—		22,010
Loss of control in subsidiary (4)		(3,071,270)		(928,279)		—		—		—		(3,999,549)
Discontinued operations (4)		(26,314)		—		—		—		—		(26,314)
Effect of movements in exchange rates		118,393		38,353		2,282		—		—		159,028
Reclassifications		(4,467)		3,573		(4,493)		(6,287)		—		(11,674)
Balance as of December 31, 2022	Ps.	7,456,503	Ps.	2,095,839	Ps.	880,963	Ps.	100,800	Ps.	212,630	Ps.	10,746,735
Increase / (decrease) due to changes in the lease variables		—		636,227		—		—		—		636,227
Purchases or capitalized expenses (3)		561,009		236,652		56,307		30,587		26,118		910,673
Withdrawals / Sales (6)		(544,864)		(174,060)		(200,670)		(16)		(26,677)		(946,287)
Changes in fair value		—		—		84,958		—		18,601		103,559
Revaluation of investment properties		—		—		557		—		—		557
Transfers to/from non-current assets held for sale		(189,295)		—		95,593		—		—		(93,702)
Loss of control in subsidiary		(565)		—		—		—		—		(565)
Effect of movements in exchange rates		(151,520)		(39,001)		(7,079)		—		—		(197,600)
Reclassifications		(17,712)		(504,889)		(4,160)		(2,290)		—		(529,051)
Balance as of December 31, 2023	Ps.	7,113,556	Ps.	2,250,768	Ps.	906,469	Ps.	129,081	Ps.	230,672	Ps.	10,630,546

								Given in
				Right-of-use		Investment		operating		Biological
Accumulated Depreciation:		For own use (1)		assets		properties (2)		leases		assets		Total
Balance January 1, 2021	Ps.	(3,715,017)	Ps.	(686,385)	Ps.	—	Ps.	(7,110)	Ps.	—		(4,408,512)
Depreciation of the year charged against profit or loss		(321,527)		(225,195)		—		(5,077)		—		(551,799)
Withdrawals / Sales		117,844		107,225		—		—		—		225,069
Transfers to/from non-current assets held for sale		733		—		—		—		—		733
Reclassification BAC (4)(5)		(91,640)		(4,635)		—		—		—		(96,275)
Discontinued operations (4)		(203,847)		(116,023)		—		—		—		(319,870)
Effect of movements in exchange rates		(10,488)		(1,120)		—		—		—		(11,608)
Reclassification		(1,667)		(13,273)		—		2,208		—		(12,732)
Balance December 31, 2021	Ps.	(4,225,609)	Ps.	(939,406)	Ps.	—	Ps.	(9,979)	Ps.	—		(5,174,994)
Depreciation of the year charged against profit or loss		(308,642)		(236,587)		—		(14,646)		—		(559,875)
Withdrawals / Sales (6)		183,180		84,643		—		—		—		267,823
Transfers to/from non-current assets held for sale		3,638		—		—		—		—		3,638
Loss of control in subsidiary (4)		1,679,433		370,917		—		—		—		2,050,350
Discontinued operations (4)		(29,380)		(29,625)		—		—		—		(59,005)
Effect of movements in exchange rates		(18,418)		(10,274)		—		—		—		(28,692)
Reclassification		(5,091)		(5,913)		—		6,212		—		(4,792)
Balance December 31, 2022	Ps.	(2,720,889)	Ps.	(766,245)	Ps.	—	Ps.	(18,413)	Ps.	—		(3,505,547)
Depreciation of the year charged against profit or loss		(289,999)		(248,488)		—		(18,575)		—		(557,062)
Withdrawals / Sales (6)		246,794		90,904		—		16		—		337,714
Transfers to/from non-current assets held for sale		57,298		—		—		—		—		57,298
Loss of control in subsidiary		476		—		—		—		—		476
Effect of movements in exchange rates		29,602		11,611		—		—		—		41,213
Reclassification		(3,694)		(1,593)		—		2,290		—		(2,997)
Balance December 31, 2023	Ps.	(2,680,412)	Ps.	(913,811)	Ps.	—	Ps.	(34,682)	Ps.	—	Ps.	(3,628,905)

								Given in
				Right-of-use		Investment		operating		Biological
Impairment losses:		For own use (1)		assets		properties (2)		leases		assets		Total
Balance as of January 1, 2021	Ps.	(4,902)	Ps.	—	Ps.	—	Ps.	(84)	Ps.	—	Ps.	(4,986)
Year impairment charge		(674)		—		—		(72)		—		(746)
Transfers to/from non-current assets held for sale		54		—		—		—		—		54
Reclassification		(58)		—		—		—		—		(58)
Balance as of December 31, 2021	Ps.	(5,580)	Ps.	—	Ps.	—	Ps.	(156)	Ps.	—	Ps.	(5,736)
Year impairment charge		(997)		—		—		(219)		—		(1,216)
Withdrawals		1,205		—		—		—		—		1,205
Balance as of December 31, 2022	Ps.	(5,372)	Ps.	—	Ps.	—	Ps.	(375)	Ps.	—	Ps.	(5,747)
Year impairment charge		31		—		—		(35)		—		(4)
Balance as of December 31, 2023	Ps.	(5,341)	Ps.	—	Ps.	—	Ps.	(410)	Ps.	—	Ps.	(5,751)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

								Given in
				Right-of-use		Investment		operating		Biological
Tangible assets, net:		For own use (1)		assets		properties (2)		leases		assets		Total
Balance as of December 31, 2021	Ps.	6,154,168	Ps.	1,900,396	Ps.	852,935	Ps.	38,068	Ps.	154,986	Ps.	9,100,553
Balance as of December 31, 2022	Ps.	4,730,242	Ps.	1,329,594	Ps.	880,963	Ps.	82,012	Ps.	212,630	Ps.	7,235,441
Balance as of December 31, 2023	Ps.	4,427,803	Ps.	1,336,957	Ps.	906,469	Ps.	93,989	Ps.	230,672	Ps.	6,995,890

(1)	Only assets for own use different than assets given in operating lease are included. See note 15.4.
(2)	Cost is included at fair value. The total of purchases of investment properties, includes assets received in total or partial settlement of the payment obligations of debtors, at December 31, 2023 Ps.56,144; Ps. 64,429 at December 31, 2022 and Ps. 75,788 at December 31, 2021. Includes at December 31, 2022 Ps. 5,652 by the recognition a new investment property in Corficolombiana and Ps. 493 at December 31, 2021 in Banco de Occidente.
(3)	The amount of purchases for own use assets include: (i) Capitalized expenses at December 31, 2023 for Ps. 802, at December 31, 2022 for Ps. 2,113 and at December 31, 2021 for Ps. 6,152; (ii) Dismantling cost at December 31, 2023 for Ps. 1,723, at December 31, 2022 for Ps. 666, and at December 2021 for Ps. 1,189; and (iii) at December 31, 2022 an amount transferred from concessions arrangements as a result of the change in the conditions of the contracts by the grantor for Ps. 14,532.
(4)	For 2021 and 2022, see note 1.1. "Discontinued operations of BAC Holding" for Ps. (1,899,743), allocated as follows: Property, plant and equipment for Ps. (1,361,821) and assets for rights of use for Ps. (537,922).
(5)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.
(6)	Withdrawals or sales includes the de-recognition of the assets transferred to NEXUS Real Estate Capital Funds. For December 31, 2023 for own use assets the net values of the most significant disposals are: Banco de Bogotá by Ps. (25,400), Banco Popular by Ps. (114,771) and Banco Av Villas by Ps. (33,053); and for investments properties the net values of withdrawals correspond to: at December 31, 2023 Banco de Bogotá Ps. (41,412), Banco Popular Ps. (21,459) and Banco de Occidente Ps. (6,704). For December 31, 2022 for own use assets are: Banco de Bogotá by Ps. (68,530), Banco Av Villas by Ps. (36,319) and Banco Popular by Ps. (11,303) and for investments properties the net values of withdrawals correspond to: Banco de Bogotá Ps. (10,500), Banco Av. Villas Ps. (11,510) and Banco Popular Ps. (6,398).

15.1.         Tangible assets for own use

The following tables shows the balance as of December 31, 2023 and 2022, by type of asset:

			Accumulated		Impairment		Carrying
December 31, 2023	Cost		depreciation		loss		amount
Land	Ps.	766,013	Ps.	—	Ps.	(1,865)	Ps.	764,148
Buildings		1,703,700		(411,582)		(3,151)		1,288,967
Office equipment and accessories		628,991		(480,429)		(49)		148,513
Information technology equipment		1,465,341		(1,021,448)		(58)		443,835
Vehicles		100,840		(80,863)		—		19,977
Equipment and machinery		1,786,790		(526,930)		(218)		1,259,642
Warehouses		17,769		(6,700)		—		11,069
Improvements in leaseholds properties		202,886		(113,614)		—		89,272
Construction in progress		149,480		—		—		149,480
Bearer plants		291,746		(38,846)		—		252,900
Balance as of December 31, 2023	Ps.	7,113,556	Ps.	(2,680,412)	Ps.	(5,341)	Ps.	4,427,803

			Accumulated		Impairment		Carrying
December 31, 2022	Cost		depreciation		loss		amount
Land	Ps.	884,828	Ps.	—	Ps.	(1,786)	Ps.	883,042
Buildings		2,035,987		(468,445)		(3,142)		1,564,400
Office equipment and accessories		632,318		(477,584)		(29)		154,705
Information technology equipment		1,425,844		(1,033,280)		(198)		392,366
Vehicles		99,156		(80,156)		—		19,000
Equipment and machinery		1,690,012		(487,558)		(217)		1,202,237
Silos		8,613		(6,827)		—		1,786
Warehouses		64,091		(36,764)		—		27,327
Improvements in leaseholds properties		198,725		(100,047)		—		98,678
Construction in progress		143,250		—		—		143,250
Bearer plants		273,679		(30,228)		—		243,451
Balance as of December 31, 2022	Ps.	7,456,503	Ps.	(2,720,889)	Ps.	(5,372)	Ps.	4,730,242

The cost of the tangible assets for own use includes borrowing costs capitalized for Ps. 9,769, at December 31, 2023 and for Ps. 1,921, at December 31, 2022 with a capitalized interest rate (weighted average) of 11.82% and 10.10% respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

15.2          Right-of-use assets:

The following tables shows the balance at December 31, 2023 and 2022, by type of asset:

			Accumulated		Carrying
December 31, 2023		Cost	depreciation		amount
Land	Ps.	41,973	Ps.	(8,473)	Ps.	33,500
Buildings		1,627,781		(600,942)		1,026,839
Office equipment and accessories		5,322		(2,400)		2,922
Information technology equipment		126,714		(81,493)		45,221
Vehicles		66,123		(35,235)		30,888
Equipment and machinery		223,434		(102,795)		120,639
Warehouses		159,421		(82,473)		76,948
Balance as of December 31, 2023	Ps.	2,250,768	Ps.	(913,811)	Ps.	1,336,957

			Accumulated		Carrying
December 31, 2022	Cost		depreciation		amount
Land	Ps.	38,876	Ps.	(6,880)	Ps.	31,996
Buildings		1,526,488		(508,092)		1,018,396
Office equipment and accessories		1,882		(745)		1,137
Information technology equipment		122,098		(60,526)		61,572
Vehicles		57,038		(31,484)		25,554
Equipment and machinery		204,044		(91,097)		112,947
Warehouses		145,413		(67,421)		77,992
Balance as of December 31, 2022	Ps.	2,095,839	Ps.	(766,245)	Ps.	1,329,594

15.3          Investment properties

The following table summarizes investment properties as of December 31, 2023 and 2022:

			Accumulated
			adjustments		Carrying
December 31, 2023	Cost		to fair value		amount
Land	Ps.	301,519	Ps.	184,715	Ps.	486,234
Buildings		335,770		84,465		420,235
Balance as of December 31, 2023	Ps.	637,289	Ps.	269,180	Ps.	906,469

			Accumulated
			adjustments		Carrying
December 31, 2022	Cost		to fair value		amount
Land	Ps.	346,398	Ps.	175,866	Ps.	522,264
Buildings		283,155		75,544		358,699
Balance as of December 31, 2022	Ps.	629,553	Ps.	251,410	Ps.	880,963

The following amounts have been recognized in the Consolidated Statement of Income during the years ended on December 31, 2023, 2022 and 2021 in relation to investments properties:

	December 31,		December 31,		December 31,
	2023		2022		2021
Income from rents	Ps.	9,618	Ps.	11,930	Ps.	7,862
Direct operating expenses deriving from property investments which create income from rent		(1,294)		(919)		(1,793)
Direct operating expenses deriving from property investments which do not create income from rent		(13,733)		(6,852)		(5,292)
	Ps.	(5,409)	Ps.	4,159	Ps.	777

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

15.4          Tangible assets given in operating leases:

The following tables shows the balance at December 31, 2023 and 2022, by type of asset:

			Accumulated		Impairment		Carrying
December 31, 2023	Cost		depreciation		loss		amount
Computing equipment	Ps.	45,873	Ps.	(19,959)	Ps.	—	Ps.	25,914
Vehicles		55,009		(9,335)		—		45,674
Machinery and equipment		28,199		(5,388)		(410)		22,401
Balance as of December 31, 2023	Ps.	129,081	Ps.	(34,682)	Ps.	(410)	Ps.	93,989

			Accumulated		Impairment		Carrying
December 31, 2022	Cost		depreciation		loss		amount
Computing equipment	Ps.	47,094	Ps.	(11,807)	Ps.	—	Ps.	35,287
Vehicles		48,210		(4,240)		—		43,970
Machinery and equipment		5,496		(2,366)		(375)		2,755
Balance as of December 31, 2022	Ps.	100,800	Ps.	(18,413)	Ps.	(375)	Ps.	82,012

NOTE 16 – CONCESSION ARRANGEMENTS RIGHTS

The following is the balance of the assets in concession arrangements registered in the Group as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
Financial assets at fair value	Ps.	3,830,916	Ps.	3,507,231
Financial asset at amortized cost net (1)		13,981,904		12,645,785
Total financial assets in concession arrangements rights (2)	Ps.	17,812,820	Ps.	16,153,016
Intangible assets		13,557,267		13,242,706
Total assets in concession arrangements rights	Ps	31,370,087	Ps.	29,395,722
(1)	As of December 31, 2023 and 2022, the balance of the financial asset at amortized cost includes an impairment expense of Ps. (223); Ps. (1,220) and Ps. (3,050) respectively, see note 16.1.
(2)	See note 12.1, “Contract assets”.

16.1          Financial Assets in Concession Arrangements

The following table shows the changes in financial assets in concession arrangements registered in Grupo Aval’s subsidiaries for the years ended on December 31, 2023, 2022 and 2021:

	Gas and Energy						Infrastructure
	At fair value		At amortized cost		Total		At amortized cost		Total
Balance as of January 1, 2021	Ps.	2,958,385	Ps.	—	Ps.	2,958,385	Ps.	6,769,123	Ps.	9,727,508
Additions or new concession arrangements (1)		—		—		—		2,613,987		2,613,987
Collections during the year		—		—		—		(273,665)		(273,665)
Adjustment to fair value		270,095		—		270,095		—		270,095
Accrued interest		—		—		—		746,657		746,657
Impairment expense		—		—		—		(3,050)		(3,050)
Balance as of December 31, 2021	Ps.	3,228,480	Ps.	—	Ps.	3,228,480	Ps.	9,853,052	Ps.	13,081,532
Additions or new concession arrangements (1)		—		4,575		4,575		1,690,450		1,695,025
Collections during the year		—		—		—		(732,647)		(732,647)
Adjustment to fair value		278,751		—		278,751		—		278,751
Accrued interest		—		—		—		1,831,326		1,831,326
Impairment expense		—		—		—		(1,220)		(1,220)
Effect of movements in exchange rates		—		249		249		—		249
Balance as of December 31, 2022	Ps.	3,507,231	Ps.	4,824	Ps.	3,512,055	Ps.	12,640,961	Ps.	16,153,016
Additions or new concession arrangements (1)		—		118,109		118,109		877,884		995,993
Collections during the year		—		—		—		(1,144,396)		(1,144,396)
Adjustment to fair value		323,685		—		323,685		—		323,685
Accrued interest		—		—		—		1,493,115		1,493,115
Impairment expense		—		—		—		(223)		(223)
Effect of movements in exchange rates		—		(8,370)		(8,370)		—		(8,370)
Balance as of December 31, 2023	Ps.	3,830,916	Ps.	114,563	Ps.	3,945,479	Ps.	13,867,341	Ps.	17,812,820
(1)	Includes work progress on the Covioriente and Covipacífico concessions; as of December 31, 2023 Ps. 715,573 and Ps. 130,105 respectively; as of December 31, 2022 Ps. 1,043,138 and Ps. 621,988 respectively and as of December 31, 2021 Ps. 1,264,543 and Ps. 1,306,580 respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

16.2          Intangible Assets in Concession Arrangements

The following table shows the movements of the main concession arrangements in Grupo Aval’s subsidiaries under intangible assets during years ended at December 31, 2023, 2022 and 2021:

Cost	Gas and energy		Infrastructure		Total
Balance as of January 1, 2021	Ps.	4,654,890	Ps.	5,495,855	Ps.	10,150,745
Additions (1)		982,508		922,203		1,904,711
Reclassification to / from PPE		20,301		—		20,301
Transfer to non-current assets held for sale		2,516		—		2,516
Withdrawals		(5,104)		—		(5,104)
Effect of movements in exchange rates		238,721		—		238,721
Balance as of December 31, 2021	Ps.	5,893,832	Ps.	6,418,058	Ps.	12,311,890
Additions (1)		809,085		1,103,283		1,912,368
Reclassification to / from PPE		113		—		113
Withdrawals		(11,724)		—		(11,724)
Effect of movements in exchange rates		547,529		—		547,529
Balance as of December 31, 2022	Ps.	7,238,835	Ps.	7,521,341	Ps.	14,760,176
Additions (1)		588,454		714,489		1,302,943
Reclassification to / from PPE		229		4,041		4,270
Withdrawals		(6,489)		—		(6,489)
Effect of movements in exchange rates		(712,856)		—		(712,856)
Balance as of December 31, 2023	Ps.	7,108,173	Ps.	8,239,871	Ps.	15,348,044

Accumulated Amortization	Gas and energy		Infrastructure		Total
Balance as of January 1, 2021	Ps.	(821,017)	Ps.	(136,926)	Ps.	(957,943)
Amortization of the year		(222,894)		(9,921)		(232,815)
Reclassification to / from PPE		45		—		45
Withdrawals		1,236		—		1,236
Effect of movements in exchange rates		(12,895)		—		(12,895)
Balance as of December 31, 2021	Ps.	(1,055,525)	Ps.	(146,847)	Ps.	(1,202,372)
Amortization of the year		(253,692)		(19,016)		(272,708)
Withdrawals		835		—		835
Effect of movements in exchange rates		(30,801)		—		(30,801)
Balance as of December 31, 2022	Ps.	(1,339,183)	Ps.	(165,863)	Ps.	(1,505,046)
Amortization of the year		(277,702)		(39,385)		(317,087)
Reclassification to / from PPE		—		(2,184)		(2,184)
Withdrawals		289		—		289
Effect of movements in exchange rates		41,062		—		41,062
Balance as of December 31, 2023	Ps.	(1,575,534)	Ps.	(207,432)	Ps.	(1,782,966)

Impairment loss	Gas and energy		Infrastructure		Total
Balance as of January 1, 2021	Ps.	(2,296)	Ps.	(2,942)	Ps.	(5,238)
Period impairment charge		(4,850)		(1,314)		(6,164)
Balance as of December 31, 2021	Ps.	(7,146)	Ps.	(4,256)	Ps.	(11,402)
Period impairment charge		(665)		(357)		(1,022)
Balance as of December 31, 2022	Ps.	(7,811)	Ps.	(4,613)	Ps.	(12,424)
Period impairment charge		—		4,613		4,613
Balance as of December 31, 2023	Ps.	(7,811)	Ps.	—	Ps.	(7,811)

Total Intangible Assets	Gas and energy		Infrastructure		Total
Balance as of January 1, 2021	Ps.	3,831,577	Ps.	5,355,987	Ps.	9,187,564
Cost		1,238,942		922,203		2,161,145
Amortization		(234,508)		(9,921)		(244,429)
Impairment loss		(4,850)		(1,314)		(6,164)
Balance as of December 31, 2021 (2)	Ps.	4,831,161	Ps.	6,266,955	Ps.	11,098,116
Cost		1,345,003		1,103,283		2,448,286
Amortization		(283,658)		(19,016)		(302,674)
Impairment loss		(665)		(357)		(1,022)
Balance as of December 31, 2022 (2)	Ps.	5,891,841	Ps.	7,350,865	Ps.	13,242,706
Cost		(130,662)		718,530		587,868
Amortization		(236,351)		(41,569)		(277,920)
Impairment loss		—		4,613		4,613
Balance as of December 31, 2023 (2)	Ps.	5,524,828	Ps.	8,032,439	Ps.	13,557,267

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

(1)	Gas and Energy, includes borrowing costs capitalized for Ps. 31,672 as of December 31, 2023; Ps. 26,134 as of December 31, 2022 and Ps. 13,856 as of December 31, 2021 with a capitalized interest rate (weighted average) of 12.17%, 8.98% and 5.39% respectively.
(2)	Includes intangible assets derived from concession contracts in construction phase for Infrastructure and Gas and Energy by Ps. 7,833,886 and Ps. 130,936 as of December 31, 2023 respectively; Ps. 7,136,073 and Ps. 193,627 as of December 31, 2022 respectively; and Ps. 6,266,955 and Ps. 669,540 as of December 31, 2021 respectively.

The following is a summary of the main concession contracts granted to Grupo Aval’s subsidiaries as of December 31, 2023:

						Year of
Concession					Contract	construction	% progress	Concession
Owner	Recognition	Business and country	Objective	Current stage	date	start	of construction	end date
Gas and Energy
Surtigas S.A. E.S.P.	Fair value / Intangible assets	Gas and Energy Colombia	Purchase, storage, packaging and distribution of gases derived from hydrocarbons.	Operation	03/1984 to 04/1994	1984	100%	2034 to 2045
Transmetano E.S.P. S.A.	Fair value / Intangible assets	Gas and Energy Colombia	Construction, operation and maintenance of gas transportation systems.	Operation	08/1994	1996	100%	2044
Promigas S.A. E.S.P.	Fair value / Intangible assets	Gas and Energy Colombia	Purchase, sale, transportation, distribution, exploitation and exploration of natural gas, oil and hydrocarbons in general.	Operation	05/1976 to 11/1994	1976	100%	2026 to 2044
Promioriente S.A. E.S.P.	Fair value / Intangible assets	Gas and Energy Colombia	Construction, operation and maintenance of gas pipelines.	Operation	09/1995	1995	100%	2045
Gases de Occidente S.A. E.S.P.	Fair value / Intangible assets	Gas and Energy Colombia	Transportation and distribution of liquefied petroleum gas and natural gas.	Operation	08/1998	1998	100%	2047
Compañía Energética de Occidente S.A. E.S.P. (1)	Intangible assets	Gas and Energy Colombia	Administrative, operational, technical and commercial management for the provision of electrical energy.	Operation and maintenance	01/2010	2010	100%	2035
Sociedad Portuaria El Cayao S.A. E.S.P.	Intangible assets	Gas and Energy Colombia	Construction, maintenance and administration of ports.	Operation	07/2015	2015	100%	2035
Gases del Pacífico S.A.C.	Amortized cost / Intangible assets	Gas and Energy Perú	Purchase, sale, production, commercialization of energy in any of its forms.	Operation	10/2013	2015	100%	2034
Gases del Norte del Perú S.A.C.	Amortized cost / Intangible assets	Gas and Energy Perú	Construction and distribution service of natural gas.	Construction and Operation	11/2019	2020	85.84%	2051
Infrastructure
Proyectos de Infraestructura S.A.	Intangible assets	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1993	1994	100%	2033
Concesiones CCFC S.A.S.	Intangible assets	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	06/1995	2001	100%	2024
Concesionaria Panamericana S.A.S.	Amortized cost / Intangible assets	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1997	2009	100%	2035

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

						Year of
Concession					Contract	construction	% progress	Concession
Owner	Recognition	Business and country	Objective	Current stage	date	start	of construction	end date
Concesionaria Vial del Pacífico S.A.S.	Amortized cost	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	09/2014	2018	95.93%	2043
Concesionaria Nueva Vía del Mar S.A.S.	Amortized cost	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Preconstruction	01/2015	2024	4.11%	2044
Concesionaria Vial Andina S.A.S.	Intangible assets	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation and maintenance	06/2015	2016	100%	2054
Concesionaria Vial Del Oriente S.A.S.	Amortized cost	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	07/2015	2018	92.41%	2043

(1)    The concession has an investment commitment for the expansion, replacement and improvement of the infrastructure which as of December 2023 has an advance of 54.33%.

NOTE 17 – GOODWILL

The following table shows the movement of the goodwill balance during the years ended December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
Balance at the beginning of the year	Ps.	2,248,217	Ps.	8,486,560
Impairment charge		(10,000)		(12,257)
Loss of control in subsidiary (1)		—		(5,902,410)
Effect of movements in exchange rates (2)(3)		(35,995)		(323,676)
Balance at the end of the year	Ps.	2,202,222	Ps.	2,248,217

(1)	See note 1.1. (A), "Discontinued operations of BAC Holding".
(2)	The foreign exchange adjustment is attributable to Multifinancial Group Inc. for Ps. (35,995) in 2023 and Ps. 30,200 in 2022.
(3)	Includes the effect of exchange rates for the discontinued operation of BAC Holding International Corp. for Ps. (353,876) in 2022.

The following is the detail of goodwill assigned per Cash Generating Units (CGU), representing the smallest identifiable levels which are monitored by Grupo Aval’s management and which are not greater than the business’ segments:

Goodwill carrying amount
	December 31,		December 31,
CGU	2023		2022
Sociedad Administradora de Pensiones y Cesantías Porvenir S.A.	Ps.	538,231	Ps.	538,231
Banco de Bogotá S.A. over Megabanco (1)		465,905		465,905
Banco Popular S.A.		358,401		358,401
Banco de Bogotá S.A.		301,222		301,222
Banco de Bogotá S.A. over Multi Financial Group Inc. (2)		139,226		175,221
Promigas S.A. and Subsidiaries		169,687		169,687
Banco de Occidente S.A.		127,571		127,571
Concesionaria Panamericana S.A.S.		72,594		82,594
Banco de Occidente S.A. over Banco Unión (1)		22,724		22,724
Hoteles Estelar S.A.		6,661		6,661
	Ps.	2,202,222	Ps.	2,248,217

(1)	Goodwill recognized as a result of mergers between Banco de Bogotá with Megabanco and Banco de Occidente with Banco Unión.
(2)	The variation presented corresponds to the foreign exchange adjustment attributable to Multi Financial Group Inc.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

Below is the detail of the most significant values that comprise Goodwill:

A.     Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Porvenir absorbed AFP Horizonte Pensiones y Cesantías S.A. and the goodwill in question was allocated to the groups of cash-generating units that together made up Porvenir later that same year.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser and reviewed by management. This valuation was conducted in February, 2024 and is based on financial statements of Porvenir on September 30, 2023. The conclusion was that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 9,666,524, exceeding the book value by Ps. 6,618,375.

The following are the main assumptions used in the impairment test reports taken as the basis for impairment testing on the dates listed, even though the valuation exercise includes a 13-years projection, the following tables only shows the first 5 years as rates, following the first year of projection, are generally stable with no significant variations.

December 31, 2023
	2024	2025	2026	2027	2028
Interest rate on investments	8.3%	6.4%	6.2%	6.1%	6.0%
Borrowing rate	5.8%	5.8%	5.8%	5.8%	5.8%
Growth in income from commissions	0.8%	48.5%	3.3%	4.9%	6.1%
Growth in expenses	7.7%	12.4%	7.1%	5.4%	5.0%
Inflation	5.8%	3.5%	3.2%	3.1%	3.1%
Discount interest rate after taxes	14.2%	11.5%	10.2%	9.1%	9.1%
Growth rate after thirteen years	3.1%

December 31, 2022
	2023	2024	2025	2026	2027
Interest rate on investments	7.7%	4.5%	4.9%	4.9%	4.9%
Borrowing rate	5.8%	5.8%	5.8%	5.8%	5.8%
Growth in income from commissions	(6.4)%	55.6%	2.5%	2.3%	4.6%
Growth in expenses	(5.3)%	11.4%	7.2%	4.9%	4.5%
Inflation	7.4%	2.7%	2.9%	2.9%	2.9%
Discount interest rate after taxes	14.4%	9.5%	9.0%	8.2%	8.1%
Growth rate after thirteen years	2.9%

A 13-years projection was made to estimate goodwill based on macroeconomic assumptions and those related to the business of Porvenir, as indicated in the foregoing tables. The following is a description of that process.

●	Investments and borrowing rates were projected using historical data and data provided by the Company on the business.
●	The estimated increases in commissions and expenses are based on business growth and other transactions estimated by the Company.
●	The inflation rate used in the projections is based on reports from outside sources, such as Oxford Economist.
●	The growth rate used for the terminal value was 3.1%, which is the average projected inflation provided by the independent specialists.

The after-tax discount interest rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units associated with goodwill would be Ps. 8,958,407 and still exceeding book value as of December, 2023 of Ps. 3,048,149.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

B.   Cash-generating units inside Banco de Bogotá

Goodwill was generated in 2006 with the acquisition of 94.99% of the shares of Banco de Crédito y Desarrollo Social – MEGABANCO S.A. and later merged with Banco de Bogotá. This operation was authorized by the Office of the Superintendency of Finance in Resolution No. 917 dated June 2, 2006.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an independent adviser and reviewed by management. This valuation was conducted in January, 2024 and is based on Banco de Bogotá´s financial statements as of September 30, 2023.  It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 12,391,866 exceeds the book value by Ps. 6,039,628.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2023
	2024	2025	2026	2027	2028
Lending rate on the loan portfolio and investments	12.1%	10.8%	10.2%	10.0%	9.8%
Borrowing rate	7.1%	5.5%	4.9%	4.7%	4.5%
Growth in income from commissions	16.0%	14.7%	14.1%	11.3%	11.2%
Growth in expenses	11.7%	8.3%	7.9%	6.2%	5.6%
Inflation	5.8%	3.5%	3.2%	3.1%	3.1%
Discount rate after taxes	16.5%	13.7%	12.4%	11.3%	11.6%
Growth rate after five years	6.5%

December 31, 2022
	2023	2024	2025	2026	2027
Lending rate on the loan portfolio and investments	12.3%	11.2%	10.5%	10.4%	10.2%
Borrowing rate	6.9%	5.4%	4.6%	4.5%	4.5%
Growth in income from commissions	15.4%	10.8%	14.9%	15.3%	15.3%
Growth in expenses	14.6%	8.2%	8.2%	8.2%	8.2%
Inflation	7.4%	2.7%	2.9%	2.9%	2.9%
Discount rate after taxes	17.6%	12.6%	11.8%	10.9%	10.7%
Growth rate after five years	6.4%

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables. The following is a description of that process:

●	The lending rates on loans and investments were projected based on the company and independent specialist expectations.
●	The borrowing rates were projected based on the company and independent specialist expectations.
●	Estimated growths for commissions are based on historical percentages. The commission income was estimated as a percentage of net portfolio and the commission expense was calculated as a percentage of deposits.
●	Estimated growth for expenses are based on the growth expectations of the company to support the growth of assets and the development of its operation.
●	The inflation used in the projections is based on reports from external sources such as Oxford Economics.
●	The growth rate used for the terminal value was 6.5%, which corresponds to the growth company expectation for the long term.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the rate estimated in the models, the book value of goodwill would not have to be impaired, since the value in use of the groups of cash-generating units associated with goodwill would have been Ps. 11,213,891, still exceeding book value as of December, 2023 of Ps. 6,352,238.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

C. Banco Popular S.A.

The acquisition process of Grupo Aval's stake in Banco Popular S.A. began in December 2006 and ended in September 2011, where Grupo Aval closed with a direct participation of 93.74%.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an independent adviser and reviewed by management. This valuation was conducted in February, 2024 and is based on Banco Popular´s financial statements as of December 31, 2023.  It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 3,776,691 exceeds the book value by Ps. 838,149.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2023
	2024	2025	2026	2027	2028
Lending rate on the loan portfolio and investments	12.5%	12.3%	12.0%	11.6%	10.9%
Borrowing rate	8.2%	6.1%	5.2%	4.7%	4.1%
Growth in income from commissions	6.8%	3.4%	16.5%	6.8%	6.5%
Growth in expenses	8.3%	(13.2)%	1.5%	7.7%	7.5%
Inflation	7.2%	3.8%	3.0%	3.0%	3.0%
Discount rate after taxes	17.3%	13.6%	12.0%	11.4%	11.6%
Growth rate after five years	6.0%

December 31, 2022
	2023	2024	2025	2026	2027
Lending rate on the loan portfolio and investments	12.9%	12.6%	10.9%	10.9%	10.9%
Borrowing rate	9.2%	7.4%	5.8%	5.2%	4.8%
Growth in income from commissions	6.1%	11.4%	16.7%	11.3%	8.4%
Growth in expenses	13.2%	6.6%	7.5%	7.6%	6.8%
Inflation	7.4%	2.7%	2.9%	2.9%	2.9%
Discount rate after taxes	17.6%	12.6%	11.8%	10.9%	10.7%
Growth rate after five years	6.4%

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables. The following is a description of that process:

●	The lending rates on loans and investments were projected based on the company and independent specialist expectations.
●	The borrowing rates were projected based on the company and independent specialist expectations.
●	Estimated growths for commissions are based on historical percentages. The commission income was estimated as a percentage of net portfolio and the commission expense was calculated as a percentage of deposits.
●	Estimated growth for expenses are based on the growth expectations of the company to support the growth of assets and the development of its operation.
●	The inflation used in the projections is based on reports from external sources such as Oxford Economics.
●	The growth rate used for the terminal value was 6.0%, which corresponds to the growth company expectation for the long term.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the rate estimated in the models, the book value of goodwill would not have to be impaired, since the value in use of the groups of cash-generating units associated with goodwill would have been Ps. 3,442,796, still exceeding book value as of December, 2023 of Ps. 2,938,542.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

D. Banco de Bogotá S.A.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an independent adviser and reviewed by management. This valuation was conducted in February, 2024 and is based on Banco de Bogotá´s financial statements as of December 31,2023.  It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 14,060,477 exceeds the book value by Ps. 5,054,718.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2023
	2024	2025	2026	2027	2028
Lending rate on the loan portfolio and investments	12.9%	11.2%	10.5%	10.3%	10.1%
Borrowing rate	7.2%	5.6%	4.9%	4.7%	4.6%
Growth in income from commissions	(3.4)%	14.2%	14.3%	11.7%	11.0%
Growth in expenses	9.5%	8.7%	8.4%	6.9%	5.1%
Inflation	7.2%	3.8%	3.0%	3.0%	3.0%
Discount rate after taxes	17.3%	13.6%	12.1%	11.4%	11.7%
Growth rate after five years	6.0%

December 31, 2022
	2023	2024	2025	2026	2027
Lending rate on the loan portfolio and investments	12.9%	11.7%	11.0%	10.8%	10.6%
Borrowing rate	6.9%	5.3%	4.6%	4.6%	4.5%
Growth in income from commissions	16.7%	11.5%	13.8%	14.4%	13.7%
Growth in expenses	15.9%	9.8%	9.8%	9.7%	6.0%
Inflation	7.4%	2.7%	2.9%	2.9%	2.9%
Discount rate after taxes	17.6%	12.6%	11.8%	10.9%	10.7%
Growth rate after five years	6.4%

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables. The following is a description of that process:

●	The lending rates on loans and investments were projected based on the company and independent specialist expectations.
●	The borrowing rates were projected based on the company and independent specialist expectations.
●	Estimated growths for commissions are based on historical percentages. The commission income was estimated as a percentage of net portfolio and the commission expense was calculated as a percentage of deposits.
●	Estimated growth for expenses are based on the growth expectations of the company to support the growth of assets and the development of its operation.
●	The inflation used in the projections is based on reports from external sources such as Oxford Economics.
●	The growth rate used for the terminal value was 6.0%, which corresponds to the growth company expectation for the long term.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the rate estimated in the models, the book value of goodwill would not have to be impaired, since the value in use of the groups of cash-generating units associated with goodwill would have been Ps. 12,865,943, still exceeding book value as of December, 2023 of Ps. 9,005,759.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

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

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an independent adviser and reviewed by management. This valuation was conducted in January, 2024 and is based on Multi Financial Group´s financial statements as of September 30, 2023.  It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 2,503,432 exceeds the book value by Ps. 829,630.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2023
	2024	2025	2026	2027	2028
Lending rate on the loan portfolio and investments	6.9%	6.9%	6.9%	6.9%	6.9%
Borrowing rate	4.8%	4.4%	4.3%	4.2%	4.2%
Growth in income from commissions	(22.0)%	8.6%	12.6%	11.7%	11.9%
Growth in expenses	(1.6)%	2.1%	1.4%	2.6%	3.0%
Discount rate after taxes	11.3%
Growth rate after ten years	5.6%

December 31, 2022
	2023	2024	2025	2026	2027
Lending rate on the loan portfolio and investments	6.4%	6.6%	6.8%	6.9%	7.0%
Borrowing rate	4.0%	4.0%	4.0%	4.1%	4.1%
Growth in income from commissions	9.4%	7.2%	8.9%	9.4%	8.7%
Growth in expenses	4.5%	3.0%	2.8%	1.9%	3.1%
Discount rate after taxes	10.6%
Growth rate after ten years	4.0%

The averages of the main premises used are listed in the foregoing tables. The following is a description of that process.

●	Lending rates on loans and investments were projected based on historical data and on the management expectations, considering the competitiveness of the different services in their respective markets and the growth strategies for each segment.
●	For its part, for the growth in commissions was projected considering the increase in loan portfolios; this allows promoting greater income collection through products and services such as insurance, memberships, exchange commissions, among others, as well as the implementation of new services. As well as more competitive markets over the projected timeline.
●	The future flows of funds are denominated in US dollars and are discounted at a nominal rate in US dollars, estimated as "Ke".
●	The discount rate has been estimated considering the risk profile of the market where MFG operates.
●	To estimate the terminal value, a perpetuity has been projected based on the normalized cash flow, adjusted according to the expectations of stabilized long-term growth. This evolution is in line with the long-term average growth rate for the country's economy. In this case, an annual long-term average nominal growth rate in dollars of 5.6% was considered.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the rate estimated in the models, the book value of goodwill would not have to be impaired, since the value in use of the groups of cash-generating units associated with goodwill would have been Ps. 2,273,792, still exceeding book value as of December, 2023 of Ps. 1,673,802.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 18 – OTHER INTANGIBLE ASSETS

The following table shows the movements of the other intangible assets during years ended on December 31, 2023, 2022 and 2021:

	Internally generated				Separate
	Developing		In use		acquisition		Total
Balance as of January 1, 2021	Ps.	473,204	Ps.	227,555	Ps.	922,911	Ps.	1,623,670
Capitalizations / Acquisitions / Purchases		376,344		—		106,184		482,528
Amortization		—		(44,916)		(192,712)		(237,628)
Impairment loss		—		—		(3,000)		(3,000)
Transfers		(290,425)		197,235		93,190		—
Withdrawals		(9,962)		(918)		(7,826)		(18,706)
Discontinued operations (1)		13,538		—		(90,873)		(77,335)
Reclassification BAC (2)		—		—		93,639		93,639
Effect of movements in exchange rates		562		—		22,312		22,874
Balance as of December 31, 2021	Ps.	563,261	Ps.	378,956	Ps.	943,825	Ps.	1,886,042
Capitalizations / Acquisitions / Purchases		494,055		—		105,623		599,678
Amortization		—		(70,538)		(187,379)		(257,917)
Transfers		(252,193)		155,588		96,605		—
Withdrawals		(3,619)		(46)		(1,335)		(5,000)
Discontinued operations (1)		—		—		(23,239)		(23,239)
Reclassification BAC (2)		(13,538)		—		(177,432)		(190,970)
Effect of movements in exchange rates		1,720		—		29,844		31,564
Balance as of December 31, 2022	Ps.	789,686	Ps.	463,960	Ps.	786,512	Ps.	2,040,158
Capitalizations / Acquisitions / Purchases		629,807		—		52,889		682,696
Amortization		—		(89,949)		(187,073)		(277,022)
Transfers		(191,381)		111,365		80,016		—
Withdrawals		(11,244)		—		(1,962)		(13,206)
Arrangement of entities (3)		(14,333)		—		(459)		(14,792)
Effect of movements in exchange rates		(1,092)		—		(34,315)		(35,407)
Balance as of December 31, 2023	Ps.	1,201,443	Ps.	485,376	Ps.	695,608	Ps.	2,382,427

(1)	See note 1.1 “Discontinued operations of BAC Holding”.
(2)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.
(3)	Includes the sale of Peajes Electrónicos.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 19 – INCOME TAX

19.1          Components of the income tax expense:

The income tax expense for the years ended on December 31, 2023, 2022 and 2021 comprises the following:

		December 31,		December 31,		December 31,
		2023		2022		2021
Current period income tax	Ps.	1,017,411	Ps.	822,758	Ps.	1,075,407
Income tax surcharge		27,627		15,625		60,730
Subtotal current period taxes	Ps.	1,045,038	Ps.	838,383	Ps.	1,136,137
Prior years adjustments		(20,491)		(35,553)		(102,937)
Adjustment due to settlement of uncertain tax positions from prior years		(772)		(6,802)		(933)
Deferred taxes
Deferred taxes current period		286,824		1,467,519		1,256,588
Deferred taxes - Prior years adjustments		(165)		7,857		34,573
Subtotal deferred taxes	Ps.	286,659	Ps.	1,475,376	Ps.	1,291,161
Total continued operations	Ps.	1,310,434	Ps.	2,271,404	Ps.	2,323,428

19.2          Reconciliation of the Nominal Tax Rate and the Effective tax Rate:

The tax rules in relation to the income tax applicable during the years 2023, 2022 and 2021, among other things, establish the following:

In Colombia

●	The income tax rate to be 35% plus an income tax surcharge of 5% applicable to financial institutions in 2023, 35% plus an income tax surcharge of 3% applicable to financial institutions in 2022 and 31% plus an income tax surcharge of 3% applicable to financial institutions in 2021.
●	The income tax rate applicable to corporations is 35% for the year 2024 and subsequent years and the income surtax applicable to financial institutions with taxable income equal to or greater than 120,000 UVT in the period is 5% for the years 2024, 2025, 2026 and 2027.

●	Gains on the sale or disposal of non-current assets held for more than two years is taxed at 15% in 2023 and 10% in 2022 and 2021.
●	Gains of the entities that belong to the special free zone regime in Colombia is taxed at 20%.

●	In 2023, there is the possibility of taking as a deduction in income tax 100% of the industry and commerce tax (ICA) paid in the taxable period. For the years 2022 and 2021, the tax rule allows, that the ICA can be treated as a deduction or as a tax discount at the convenience of each company.

●	The withholding rate at source for dividends received by national companies that do not constitute income or occasional profit is 10% in 2023 and 7.5% for 2022. This withholding will be transferable. to the resident natural person or the foreign investor.

●	Tax loss carry-forwards incurred since 2017 may be offset against company taxable income over the following twelve years. Tax loss-carry forwards incurred prior to 2017 may be offset on the same terms applicable for 2016, but they may not be fiscally readjusted.
●	The “presumptive income” incurred since 2017 may be offset by taxable income over the following five years. Considering that presumptive income only existed in Colombia until 2020, the excess presumptive income generated in 2020 will be the last subject to compensation in subsequent years.
●	For the determination of income current tax as from January 1, 2017 the value of assets, liabilities, equity, income, costs and expenses, will apply the recognition and measurement systems, in accordance with the technical accounting regulatory

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

frameworks in Colombia when the tax law expressly refers to them and in the cases in which it does not regulate the matter. The tax law may expressly provide for a different treatment.
●	Social Investment Law extended the audit benefit for the years 2022 and 2023 for taxpayers who increase the net income tax for the taxable year in relation to the net income tax of the prior year by at least 35% and 25%, with which the tax return will be firm within 6 or 12 months following the date of its presentation, respectively.
●	The statute of limitations of the tax return taxpayers who determine or compensate for tax losses or are subject to the transfer pricing regime will be 5 years since Law 2010 of 2019.

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

Below is the detailed reconciliation between total expenses of the income tax of Grupo Aval calculated at the applicable enacted tax rate and the tax expense recognized in the statement of income for the years ended on December 31, 2023, 2022 and 2021:

				Years ended on:
		December 31,		December 31,		December 31,
		2023		2022		2021
Profit before income tax	Ps.	3,487,550	Ps.	6,274,371	Ps.	6,364,618
Enacted tax rate in Colombia		40%		38%		34%
Theoretical income tax expense		1,395,020		2,384,261		2,163,970
Nondeductible expenses		872,723		465,986		378,301
Tax losses considered non recoverable for income tax purpose (1)		71,741		192,470		9,480
Presumptive income considered non recoverable for income tax purpose		(23)		(7,666)		(7,845)
Nontaxable dividends		(47,242)		(40,420)		(51,334)
Nontaxable income under equity method in associates		(150,626)		(141,655)		(111,736)
Profit (loss) on sales or appraisal of investment		(5,009)		(439)		(695)
Nontaxable interest income and other income		(274,758)		(281,715)		(133,711)
Other nontaxable income		(182,121)		(578,592)		(283,755)
Non-accountable tax revenues in Sale of BHI		114,201		543,879		—
Revenues taxable at different tax rate		47,139		9,218		1,453
Tax benefits in the acquisition of property and equipment		(32,493)		(34,018)		(22,431)
Tax Discounts		(25,086)		(80,804)		(91,829)
Profits (losses) in Subsidiaries in tax free countries or with different tax rate		(246,999)		(188,701)		(55,366)
Effect on the deferred income tax due to changes in tax rates (2)		(176,764)		56,129		587,939
Prior year adjustments		(20,491)		(35,553)		(102,937)
Adjustments due to uncertain tax positions in previous year		(772)		(6,802)		(933)
Deferred taxes - Prior years adjustments		(165)		7,857		34,573
With holding tax		9,479		654		4,399
Other		(37,320)		7,315		5,885
Total tax expense of the year	Ps.	1,310,434	Ps.	2,271,404	Ps.	2,323,428
Effective income tax rate		37.57%		36.20%		36.51%
(1)	Corficolombiana and its subsidiaries recorded tax losses on which no deferred tax asset was recorded for Ps. 71,741 in 2023, Ps. 192,470 in 2022 and 9,480 in 2021, because there is no certainty of their recoverability in the future.
(2)	In 2023 corresponds to the effect of the difference between the rate applied in the calculation of the deferred tax and the statutory rate for the period. The greatest impact is mainly recorded by Corficolombiana with Ps. 87,085, explained by the recalculation of the deferred tax liability of the concessions, Banco Popular for Ps. 57,700, explained by the calculation of the deferred tax at the 35% rate, Banco Occidente for Ps. 36,523, explained by the differences in rates of its subsidiaries Nexa and Barbados and other entities for Ps (4,544). In 2021 corresponds to the effect of the difference in rate applied by entities with respect to the statutory rate of 36%. Banco Bogotá records an effect of Ps. 262,901 explained by the differential rates of BAC Holding and subsidiaries. Corficolombiana records an effect of Ps. 133,329 explained by their subsidiaries that are not subject to the 4% income tax surcharge rate. Other entities contribute Ps. 7,611.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

19.3          Tax Losses and excess of Presumptive Income:

The following table shows the detail of the tax loss carry forward and excess of presumptive income over taxable income of the entities of Grupo Aval which are not recognized as deferred tax assets, as of December 31, 2023 and 2022.

		December 31,		December 31,
		2023		2022
Tax loss carry forwards expiring on:
December 31, 2023	Ps.	—	Ps.	1,323
December 31, 2024		4,902		4,846
December 31, 2025		2,179		2,748
December 31, 2026		5,908		40
December 31, 2029		173,448		170,835
December 31, 2030		289,982		279,605
December 31, 2031		248,444		215,970
December 31, 2032		169,572		15,799
December 31, 2033		37,969		6,931
December 31, 2034		262,578		516,801
December 31, 2035		383,897		122
Without expiration date		414,318		414,234
Subtotal	Ps.	1,993,196	Ps.	1,629,254

Excess of presumptive income expiring on:
December 31, 2023	Ps.	—	Ps.	44,246
December 31, 2024		26,883		24,492
December 31, 2025		7,642		6,791
Subtotal	Ps.	34,525	Ps.	75,529
Total	Ps.	2,027,721	Ps.	1,704,783

19.4          Deferred Taxes from Investments in Subsidiaries:

According with IAS 12, Grupo Aval did not record deferred income tax liabilities related to temporary differences of investments in subsidiaries because: i) Grupo Aval has control over the subsidiaries and the dividend policy of its subsidiaries and it can decide about the reversal of such temporary differences; and ii) Grupo Aval does not expect their realization in the short term; therefore, it is probable that such temporary differences will not be reversed in the foreseeable future. As of December 31, 2023 and 2022, Grupo Aval did not record deferred tax liabilities related to taxable temporary differences of investments in subsidiaries of Ps. 8,955,318 and Ps. 8,981,905, respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

19.5          Deferred taxes by Type of Temporary Difference:

The differences between the carrying value of the assets and liabilities and their tax bases give rise to the following temporary differences which result in deferred taxes, calculated and recorded in the years ended on December 31, 2023, 2022 and 2021, based on current tax regulations as references for the years wherein such temporary differences will be reverted.

Year ended on December 31, 2023

	Balance as of		Credited		Credited		Foreign exchange		Balance as of
	January 1,		(charged) to		(charged) to		adjustments		December 31,
	2023		profit or loss		OCI				2023
Deferred tax assets
Debt securities at fair value	Ps.	857,505	Ps.	(64,839)	Ps.	(520,770)	Ps.	(252)	Ps.	271,644
Equity securities at fair value		165		1,245		—		—		1,410
Derivative instruments		452,394		674,733		9,793		3,001		1,139,921
Allowance of investments securities		1,468		(1,468)		—		—		—
Accounts receivable		258,765		(168,647)		—		(52)		90,066
Allowance for accounts receivable		80,839		(71,334)		—		342		9,847
Loans and receivables		905		3,674		—		(9)		4,570
Allowance for impairment on loans and receivables		292,841		(33,103)		—		(40,463)		219,275
Allowance for foreclosed assets		8,750		(3,216)		—		(1,054)		4,480
Property, plant and equipment costs		349,485		121,098		—		(96)		470,487
Depreciation of property, plant and equipment		18,018		(39,387)		—		44,879		23,510
Investment property		31,061		(31,061)		—		—		—
Deferred charges and of intangible assets		237,436		61,968		—		29		299,433
Tax losses carry forward		272,020		778,311		—		5,049		1,055,380
Surplus of presumptive income		18,350		(16,044)		—		—		2,306
Provisions		326,889		23,237		—		(14,532)		335,594
Employee benefits		73,732		(25,676)		14,386		(737)		61,705
Financial assets in concession contracts		1,585,925		(333,025)		—		(10,059)		1,242,841
Biological assets		167		(17)		—		—		150
Lease agreements		619,032		16,044		—		(15,625)		619,451
Foreign currency bonds		1,421,540		(620,538)		(273,608)		—		527,394
Foreign currency financial liabilities		365,565		(365,565)		—		—		—
Other		396,367		(71,664)		(89,171)		27,825		263,357
Subtotal	Ps.	7,669,219	Ps.	(165,274)	Ps.	(859,370)	Ps.	(1,754)	Ps.	6,642,821

Deferred tax liabilities
Debt securities at fair value	Ps.	(3,568)	Ps.	(5,673)	Ps.	(5,346)	Ps.	77	Ps.	(14,510)
Equity securities at fair value		(172,559)		(32,989)		3,542		(175)		(202,181)
Derivative instruments		(663,726)		8,847		—		(438)		(655,317)
Accounts receivable		(257,754)		225,450		—		(25)		(32,329)
Allowance of investments securities		(2,577)		2,155		—		—		(422)
Loans and receivables		(37,469)		12,636		—		—		(24,833)
Allowance for impairment on loans and receivables		(700,024)		29,937		—		13,931		(656,156)
Foreclosed assets		(75,396)		25,870		—		—		(49,526)
Property plant and equipment costs		(234,385)		4,968		1,051		1,748		(226,618)
Depreciation of property, plant and equipment		(462,695)		(27,481)		—		1,080		(489,096)
Investment property		(97,608)		51,362		—		112		(46,134)
Right-of-use		(314,062)		35,513		—		2,125		(276,424)
Deferred charges and of intangible assets		(326,052)		(94,613)		—		2,885		(417,780)
Provisions		(3,474)		(619)		—		433		(3,660)
Employee benefits		(24,321)		23,050		710		114		(447)
Goodwill		(326,661)		—		—		—		(326,661)
Deferred Income		(1,027,577)		(281,375)		—		—		(1,308,952)
Financial assets in concession arrangements		(197,679)		(6,957)		—		—		(204,636)
Intangible assets in concession arrangements		(5,348,922)		140,818		—		32,807		(5,175,297)
Biological assets		(63,378)		(5,373)		—		—		(68,751)
Lease agreements		(346,541)		(35,077)		—		—		(381,618)
Foreign currency financial liabilities		—		(312,319)		45,229		—		(267,090)
Other		(194,243)		120,485		33		(6,386)		(80,111)
Subtotal	Ps.	(10,880,671)	Ps.	(121,385)	Ps.	45,219	Ps.	48,288	Ps.	(10,908,549)
Total	Ps.	(3,211,452)	Ps.	(286,659)	Ps.	(814,151)	Ps.	46,534	Ps.	(4,265,728)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2022

		Balance as of						Credited		Credited		Foreign		Balance as of
		January 1,		Loss of control		Discontinued		(charged) to		(charged) to		exchange		December 31,
		2022		in a Subsidiary (1)		operations (1)		profit or loss		OCI		adjustments		2022
Deferred tax assets
Debt securities at fair value	Ps.	385,338	Ps.	(73,729)	Ps.	6,567	Ps.	4,195	Ps.	537,052	Ps.	(1,918)	Ps.	857,505
Equity securities at fair value		1,028		—		—		(4,371)		3,508		—		165
Derivative instruments		699,311		818,130		—		(296,033)		(768,615)		(399)		452,394
Allowance of investments securities		1,155		—		—		313		—		—		1,468
Accounts receivable		146,496		—		—		111,687		—		582		258,765
Allowance for accounts receivable		59,604		—		—		20,489		—		746		80,839
Loans and receivables		1,157		—		—		(252)		—		—		905
Allowance for impairment on loans and receivables		562,730		(303,273)		2,425		(3,091)		18,952		15,098		292,841
Allowance for foreclosed assets		21,082		(13,173)		556		(170)		—		455		8,750
Property, plant and equipment costs		339,049		—		—		(30,500)		—		40,936		349,485
Depreciation of property, plant and equipment		34,614		—		—		(16,022)		—		(574)		18,018
Investment property		30,021		—		—		1,323		(283)		—		31,061
Deferred charges and of intangible assets		243,170		—		—		(5,734)		—		—		237,436
Tax losses carry forward		117,025		—		—		142,435		—		12,560		272,020
Surplus of presumptive income		4,351		—		—		13,876		—		123		18,350
Provisions		324,063		(28,108)		(1,779)		32,570		—		143		326,889
Employee benefits		102,662		(11,440)		(1,736)		15,523		(29,818)		(1,459)		73,732
Financial assets in concession contracts		1,368,490		—		—		217,435		—		—		1,585,925
Biological assets		101		—		—		66		—		—		167
Lease agreements		693,388		(151,767)		(2,301)		83,544		—		(3,832)		619,032
Foreign currency bonds		720,109		1,005,896		—		378,971		(683,436)		—		1,421,540
Foreign currency financial liabilities		83,072		—		—		282,493		—		—		365,565
Other		233,775		—		—		137,533		21,482		3,577		396,367
Subtotal	Ps.	6,171,791	Ps.	1,242,536	Ps.	3,732	Ps.	1,086,280	Ps.	(901,158)	Ps.	66,038	Ps.	7,669,219

Deferred tax liabilities
Debt securities at fair value	Ps.	(73,895)	Ps.	103,081	Ps.	(7,060)	Ps.	(24,749)	Ps.	22	Ps.	(967)	Ps.	(3,568)
Equity securities at fair value		(253,422)		135,876		5,910		(26,573)		(42,746)		8,396		(172,559)
Derivative instruments		(32,668)		—		—		(631,300)		286		(44)		(663,726)
Accounts receivable		(177,642)		—		—		(80,114)		—		2		(257,754)
Allowance of investments securities		(1,421)		—		(7,772)		6,616		—		—		(2,577)
Loans and receivables		(29,531)		—		—		(7,938)		—		—		(37,469)
Allowance for impairment on loans and receivables		(612,925)		112,665		—		(199,764)		—		—		(700,024)
Foreclosed assets		(65,167)		—		—		(10,229)		—		—		(75,396)
Provision for foreclosed assets		(16,521)		12,817		2,619		1		—		1,084		—
Property plant and equipment costs		(283,593)		60,039		1,942		(10,472)		—		(2,301)		(234,385)
Depreciation of property, plant and equipment		(410,226)		—		—		(49,811)		—		(2,658)		(462,695)
Investment property		(96,342)		—		—		(330)		(863)		(73)		(97,608)
Right-of-use		(437,169)		133,232		1,586		(19,367)		—		7,656		(314,062)
Deferred charges and of intangible assets		(320,906)		315		(3)		(1,838)		—		(3,620)		(326,052)
Provisions		(16,542)		11,252		1,231		1,315		—		(730)		(3,474)
Employee benefits		(41,367)		39,124		(1,578)		(22,395)		(550)		2,445		(24,321)
Goodwill		(327,070)		—		—		409		—		—		(326,661)
Deferred Income		(917,159)		—		—		(110,418)		—		—		(1,027,577)
Financial assets in concession arrangements		(175,332)		—		—		31,036		—		(53,383)		(197,679)
Intangible assets in concession arrangements		(3,994,977)		—		—		(1,292,165)		—		(61,780)		(5,348,922)
Biological assets		(45,827)		—		—		(17,551)		—		—		(63,378)
Lease agreements		(317,539)		—		—		(28,992)		—		(10)		(346,541)
Other		(91,651)		(26,045)		(3,680)		(67,027)		(10,521)		4,681		(194,243)
Subtotal	Ps.	(8,738,892)	Ps.	582,356	Ps.	(6,805)	Ps.	(2,561,656)	Ps.	(54,372)	Ps.	(101,302)	Ps.	(10,880,671)
Total	Ps.	(2,567,101)	Ps.	1,824,892	Ps.	(3,073)	Ps.	(1,475,376)	Ps.	(955,530)	Ps.	(35,264)	Ps.	(3,211,452)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2021

		Balance as of				Credited		Credited				Balance as of
		January 1,		Business		(charged) to		(charged) to		Foreign exchange		December 31,
		2021		combination (1)		profit or loss		OCI		adjustments		2021
Deferred tax assets
Debt securities at fair value	Ps.	28,230	Ps.	(9,022)	Ps.	30,408	Ps.	350,014	Ps.	(14,292)	Ps.	385,338
Equity securities at fair value		275		—		753		—		—		1,028
Derivative instruments		609,930		—		(216,846)		308,831		(2,604)		699,311
Allowance of investments securities		562		—		593		—		—		1,155
Accounts receivable		45,324		—		101,221		—		(49)		146,496
Allowance for accounts receivable		47,181		—		12,423		—		—		59,604
Loans and receivables		3,623		—		(29)		—		(2,437)		1,157
Allowance for impairment on loans and receivables		448,793		(22,037)		76,976		—		58,998		562,730
Allowance for foreclosed assets		10,169		9,977		(1,219)		—		2,155		21,082
Property, plant and equipment costs		323,544		—		15,505		—		—		339,049
Depreciation of property, plant and equipment		32,154		—		2,401		—		59		34,614
Investment property		25,461		—		4,481		79		—		30,021
Deferred charges and of intangible assets		214,669		—		28,501		—		—		243,170
Tax losses carry forward		86,558		(52)		39,001		—		(8,482)		117,025
Surplus of presumptive income		6,071		—		(1,720)		—		—		4,351
Provisions		220,822		2,465		96,428		—		4,348		324,063
Employee benefits		123,700		2,509		(6,884)		(19,635)		2,972		102,662
Goodwill		423		—		(423)		—		—		—
Financial assets in concession contracts		884,158		—		484,332		—		—		1,368,490
Biological assets		104		—		(3)		—		—		101
Lease agreements		609,701		(58,498)		114,505		—		27,680		693,388
Foreign currency bonds		267,668		—		29,792		422,649		—		720,109
Foreign currency financial liabilities		—		—		83,072		—		—		83,072
Other		177,040		(5,559)		79,690		18,608		(36,004)		233,775
Subtotal	Ps.	4,166,160	Ps.	(80,217)	Ps.	972,958	Ps.	1,080,546	Ps.	32,344	Ps.	6,171,791

Deferred tax liabilities
Debt securities at fair value	Ps.	(111,742)	Ps.	11,417	Ps.	(2,155)	Ps.	(3,767)	Ps.	32,352	Ps.	(73,895)
Equity securities at fair value		(203,826)		(30,213)		12,776		(20,075)		(12,084)		(253,422)
Derivative instruments		(13,194)		—		(15,724)		(3,722)		(28)		(32,668)
Accounts receivable		(115,071)		—		(62,571)		—		—		(177,642)
Allowance of investments securities		(1,805)		—		384		—		—		(1,421)
Loans and receivables		(27,042)		—		(2,489)		—		—		(29,531)
Allowance for impairment on loans and receivables		(399,561)		39,495		(233,328)		—		(19,531)		(612,925)
Foreclosed assets		(60,161)		—		(5,006)		—		—		(65,167)
Provision for foreclosed assets		(10,388)		(4,206)		—		—		(1,927)		(16,521)
Property plant and equipment costs		(270,327)		1,287		(4,747)		—		(9,806)		(283,593)
Depreciation of property, plant and equipment		(338,964)		—		(71,262)		—		—		(410,226)
Investment property		(79,571)		—		(16,694)		—		(77)		(96,342)
Right-of-use		(422,659)		55,215		(53,689)		—		(16,036)		(437,169)
Deferred charges and of intangible assets		(263,802)		(1,689)		(51,826)		—		(3,589)		(320,906)
Provisions		(21,766)		6,059		1,503		—		(2,338)		(16,542)
Employee benefits		(30,851)		(9,143)		200		3,686		(5,259)		(41,367)
Goodwill		(253,223)		—		(73,847)		—		—		(327,070)
Deferred Income		(638,438)		—		(278,721)		—		—		(917,159)
Financial assets in concession arrangements		(149,928)		—		(25,404)		—		—		(175,332)
Intangible assets in concession arrangements		(2,537,348)		—		(1,451,262)		—		(6,367)		(3,994,977)
Biological assets		(31,194)		—		(14,633)		—		—		(45,827)
Lease agreements		(279,347)		—		(29,017)		—		(9,175)		(317,539)
Foreign currency financial liabilities		(39,573)		—		39,573		—		—		—
Other		(186,651)		—		73,820		(2,651)		23,831		(91,651)
Subtotal	Ps.	(6,486,432)	Ps.	68,222	Ps.	(2,264,119)	Ps.	(26,529)	Ps.	(30,034)	Ps.	(8,738,892)
Total	Ps.	(2,320,272)	Ps.	(11,995)	Ps.	(1,291,161)	Ps.	1,054,017	Ps.	2,310	Ps.	(2,567,101)

Grupo Aval offsets deferred tax assets and liabilities by entity and tax authority, considering the application of the tax provisions in Colombia and other countries in which the legal right to offset tax assets and liabilities and other requirements in IAS 12, according to the following breakdown:

	Gross Deferred tax					Balances on Statement
December 31, 2023	amounts		Offset			of financial position
Deferred tax asset	Ps.	6,642,821	Ps.	(5,361,909)	Ps.	1,280,912
Deferred tax liability		(10,908,549)		5,361,909		(5,546,640)
Net	Ps.	(4,265,728)	Ps.	—	Ps.	(4,265,728)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	Gross Deferred tax					Balances on Statement
December 31, 2022	amounts		Offset			of financial position
Deferred tax asset	Ps.	7,669,219	Ps.	(5,818,001)	Ps.	1,851,218
Deferred tax liability		(10,880,671)		5,818,001		(5,062,670)
Net	Ps.	(3,211,452)	Ps.	—	Ps.	(3,211,452)

Grupo Aval estimates to recover its income tax assets and settle its income tax liabilities as shown below:

Deferred tax		December 31, 2023		December 31, 2022
Deferred tax asset recoverable before 12 months	Ps.	1,720,235	Ps.	2,012,448
Deferred tax asset recoverable after 12 months		4,922,586		5,656,771
Total Deferred tax asset	Ps.	6,642,821	Ps.	7,669,219

Deferred tax liability to settle before 12 months	Ps.	(999,487)	Ps.	(1,320,594)
Deferred tax liability to settle after 12 months		(9,909,062)		(9,560,077)
Total Deferred tax liability	Ps.	(10,908,549)	Ps.	(10,880,671)

Total Deferred tax Net	Ps.	(4,265,728)	Ps.	(3,211,452)

Grupo Aval estimates to recover current tax assets and current tax liabilities as follows:

Current tax		December 31, 2023		December 31, 2022
Current tax asset recoverable before 12 months	Ps.	2,388,441	Ps.	1,192,330
Current tax asset recoverable after 12 months		208,396		590,328
Total Current tax asset	Ps.	2,596,837	Ps.	1,782,658

Current tax liability to settle before 12 months	Ps.	(268,347)	Ps.	(225,380)
Current tax liability to settle after 12 months		—		(3,437)
Total Current tax liability	Ps.	(268,347)	Ps.	(228,817)

19.6          Effect of the current and deferred taxes in each component of other comprehensive income in equity:

The effects of the current and deferred taxes in each component of other comprehensive income are detailed below during the years ended on December 31, 2023, 2022 and 2021:

	December 31, 2023
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income			Net (1)
Hedged Items (2)	Ps.	(797,514)	Ps.	—	Ps.	3,972	Ps.	(793,542)
Hedging derivatives in foreign currency		—		919		(2,930)		(2,011)
Hedging financial liabilities in foreign currency		760,997		—		(266,321)		494,676
Cash Flow hedging (3)		(35,923)		—		(83,357)		(119,280)
Foreign currency translation differences for foreign operations		(409,671)		—		44,884		(364,787)
Investment in associates and join ventures		(35,892)		—		1,660		(34,232)
Debt financial instruments		1,795,666		—		(517,560)		1,278,106
Subtotal Items that will be reclassified to profit or loss	Ps.	1,277,663	Ps.	919	Ps.	(819,652)	Ps.	458,930

Items that will not be reclassified to profit or loss
Effect of moving investment properties for own use	Ps.	(1,963)	Ps.	—	Ps.	1,051	Ps.	(912)
Equity financial instruments		156,383		—		(10,646)		145,737
Actuarial gains (losses) from defined benefit pension plans		(56,324)		—		15,096		(41,228)
Subtotal Items that will not be reclassified to profit or loss	Ps.	98,096	Ps.	—	Ps.	5,501	Ps.	103,597
Total “other comprehensive income” during the period	Ps.	1,375,759	Ps.	919	Ps.	(814,151)	Ps.	562,527

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

(3) See note 10.2 "Cash flow hedges". The effect of changes in the fair value of the account receivable of Ps. (258,982) which is part of the tax basis is not deferred tax.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	December 31, 2022
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net (1)
Hedged Items (2)	Ps.	(6,675,329)	Ps.	—	Ps.	(3,264)	Ps.	(6,678,593)
Hedging derivatives in foreign currency		4,051,499		(700,522)		(818,130)		2,532,847
Hedging financial liabilities in foreign currency		2,549,821		(337,996)		(586,846)		1,624,979
Cash Flow hedging		(2,396)		—		2,543		147
Foreign currency translation differences for foreign operations		1,356,213		—		(24,593)		1,331,620
Investment in associates and joint ventures		81,730		—		(3,054)		78,676
Debt financial instruments		(2,187,495)		—		545,791		(1,641,704)
Subtotal Items that will be reclassified to profit or loss	Ps.	(825,957)	Ps.	(1,038,518)	Ps.	(887,553)	Ps.	(2,752,028)

Items that will not be reclassified to profit or loss
Effect of moving investment properties for own use	Ps.	461	Ps.	—	Ps.	(1,146)	Ps.	(685)
Equity financial instruments		(439,150)		—		(36,462)		(475,612)
Actuarial gains (losses) from defined benefit pension plans		95,819		—		(30,369)		65,450
Subtotal Items that will not be reclassified to profit or loss	Ps.	(342,870)	Ps.	—	Ps.	(67,977)	Ps.	(410,847)
Total “other comprehensive income” during the period	Ps.	(1,168,827)	Ps.	(1,038,518)	Ps.	(955,530)	Ps.	(3,162,875)

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

	December 31, 2021
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net (1)
Hedged Items (2)	Ps.	2,565,637	Ps.	—	Ps.	(2,292)	Ps.	2,563,345
Hedging derivatives in foreign currency		(403,983)		—		275,834		(128,149)
Hedging financial liabilities in foreign currency		(1,198,919)		—		476,463		(722,456)
Cash Flow hedging		7,980		—		(3,382)		4,598
Foreign currency translation differences for foreign operations		(180,798)		—		(14,946)		(195,744)
Investment in associates and joint ventures		(846)		—		(228)		(1,074)
Debt financial instruments		(1,346,315)		—		357,814		(988,501)
Subtotal Items that will be reclassified to profit or loss	Ps.	(557,244)	Ps.	—	Ps.	1,089,263	Ps.	532,019

Items that will not be reclassified to profit or loss
Effect of moving investment properties for own use	Ps.	4,718	Ps.	—	Ps.	79	Ps.	4,797
Equity financial instruments		(110,397)		—		(19,376)		(129,773)
Actuarial gains (losses) from defined benefit pension plans		61,665		—		(15,949)		45,716
Subtotal Items that will not be reclassified to profit or loss	Ps.	(44,014)	Ps.	—	Ps.	(35,246)	Ps.	(79,260)
Total “other comprehensive income” during the period	Ps.	(601,258)	Ps.	—	Ps.	1,054,017	Ps.	452,759

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

19.7          Uncertainties in Open Tax Positions

As of December 31, 2023, and 2022, Grupo Aval recognized tax uncertainty liabilities for Ps. 3,535 and Ps. 4,307 respectively. Uncertain tax positions corresponding to expenses, considered deductible, and which, according to decisions of the tax authorities, could be considered as non-deductible. The balance as of December 31, 2023 is expected to be used fully or released when the inspection rights of the tax authorities with respect to the open tax returns expire.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

19.8   Withholdings tax on dividends paid between entities

Decree 1457 of November 12, 2020, regulates the articles 242, 242-1, 245, 26-1 y 895 of Colombian Tax Code. This Decree specifies the rules for the application of the special rate for dividends and participations, together with the procedures for the application of withholding tax (¨WHT"). This WHT at the source is paid by the withholding agent in the period in which it is applied. The WHT on distributions made to entities, which is treated as a tax credit deducted at source when a subsequent distribution is made by the entity to an individual. In essence, the tax credit resulting from the WHT is awarded to the ultimate beneficiary, not to the entity receiving the dividend in the first place. When the entity first receives the distribution, it accounts for the WHT in equity, as a reduction in dividends payable to individuals in accordance with paragraph 65A of IAS 12.  Grupo Aval recorded WHT for Ps. 164 and Ps. 5,363 during years 2023 and 2022, respectively. The figure of transferable withholdings applies to Colombian companies.

19.9   Minimum Tax Rate

The Government of Colombia create a minimum tax rate of 15% in 2023 for income tax taxpayers in Colombia, called the Minimum Tax Rate. To determine the rate, taxpayers must: (i) Determine the adjusted tax of the Colombian taxpayer, or the adjusted tax of the group in the event that it becomes part of a business group. (ii) Determine the adjusted profit of the Colombian taxpayer or the group in case it becomes part of a business group, and (iii) Determine the adjusted tax rate of the Colombian taxpayer or the group in case it becomes part of a business group. a business groups. If the effective rate calculated (adjusted tax/adjusted profit) is less than 15%, the tax to be added to the income tax by the taxpayer or the business group must be calculated.

Grupo Aval is a company whose financial statements are subject to consolidation in Colombia. The paragraph 6 of article 240 of the Tax Statute of Colombia incorporate the calculation of the Group Minimum Tax Rate (TTDG) whose result for the year 2023 is higher than the 15% established by Law as the minimum tax base, therefore, it does not give rise to the calculation and recognition of the tax to be added to the Group's income tax.

NOTE 20 – CUSTOMER DEPOSITS

20.1   Detail of the composition of the deposits

The following is the detail of the balances of the deposits received from Grupo Aval´s customer and subsidiaries in development of their deposit collection operations as of December 31, 2023 and 2022:

Detail	December 31, 2023		December 31, 2022

Demand
Checking accounts	Ps.	23,809,859	Ps.	25,932,053
Savings accounts		71,149,883		74,293,894
Other funds on demand		430,194		841,505
		95,389,936		101,067,452

Term deposits
Fixed term deposit certificates (1)		86,597,460		72,273,697
Total deposits	Ps.	181,987,396	Ps.	173,341,149

Per currency
In Colombian Pesos	Ps.	154,916,985	Ps.	142,071,530
In foreign currency		27,070,411		31,269,619
Total per currency	Ps.	181,987,396	Ps.	173,341,149
(1)	The amount of term deposits due over 12 months as December 31, 2023 is Ps. 19,732,877 and December 31, 2022 is Ps. 14,702,118.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

20.2  Detail of the effective interest rates

The following is a summary of the effective interest rates which are accrued on customer deposits is as follows:

December 31, 2023
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.11%	13.40%	0.25%	5.30%
Saving accounts	0.01%	16.13%	0.25%	5.30%
Fixed term deposit certificates	0.05%	23.52%	0.45%	8.46%

December 31, 2022
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.01%	13.20%	0.02%	4.40%
Saving accounts	0.01%	17.20%	0.01%	4.00%
Fixed term deposit certificates	0.05%	19.54%	0.15%	8.05%

20.3  Detail of the concentration of deposits received from customers per economic sector

	December 31, 2023			December 31, 2022
	Amount		%	Amount		%
Financial	Ps.	33,873,473	18.6%	Ps.	29,871,901	17.2%
Individuals		32,755,163	18.0%		36,618,776	21.1%
Government and Colombian Government entities		20,927,670	11.5%		19,655,737	11.3%
Services		17,303,980	9.5%		16,143,899	9.3%
Insurance		10,619,085	5.8%		10,206,023	5.9%
Commerce		10,390,440	5.7%		10,030,824	5.8%
Real Estate		9,252,682	5.1%		3,109,595	1.8%
Manufacturing		3,753,556	2.1%		3,689,037	2.1%
Agriculture and livestock		2,210,914	1.2%		2,314,989	1.3%
Education		1,794,592	1.0%		1,438,654	0.8%
Transport		1,523,858	0.8%		1,849,662	1.1%
Exploitation of mines and quarries		1,071,957	0.6%		1,700,628	1.0%
Colombian Municipalities		635,410	0.3%		433,063	0.2%
Artistic, entertainment and recreation activities		316,956	0.2%		1,035,984	0.6%
Foreign Governments		269,659	0.1%		425,450	0.2%
Telecommunications		234,786	0.1%		895,281	0.5%
Tourism		86,661	0.1%		25	0.1%
Other		34,966,554	19.3%		33,921,621	19.7%
Total	Ps.	181,987,396	100%	Ps.	173,341,149	100%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 21 – FINANCIAL OBLIGATIONS

21.1          Financial obligations other than issued bonds

a)	Interbank borrowings, overnight funds and borrowings from banks and others

The following is a summary of the financial obligations of Grupo Aval as of December 31, 2023 and 2022:

	December		December
	31, 2023		31, 2022

Local Currency
Interbank funds
Overnight funds	Ps.	24,539	Ps.	10,049
Interbank funds purchased		671,542		271,843
Commitments to transfer open and closed repo operations		3,746,752		2,221,471
Commitments to transfer simultaneous operations		9,158,585		4,106,145
Commitments originated in short positions simultaneous operations		1,093,314		784,651
Total interbank funds	Ps.	14,694,732	Ps.	7,394,159
Borrowings from banks and others
Borrowings		3,605,693		3,986,088
Leases contracts		1,793,568		1,566,279
Overdrafts in bank checking account		13		52
Other financial obligations		237,129		237,993
Total borrowings from banks and others	Ps.	5,636,403	Ps.	5,790,412

Foreign currency
Interbank funds
Overnight funds		14,241		7,199
Interbank funds purchased		—		450,762
Commitments to transfer open and closed repo operations		372,947		1,162,612
Commitments to transfer simultaneous operations		—		73,189
Total interbank funds	Ps.	387,188	Ps.	1,693,762
Borrowings from banks and others
Borrowings		12,077,906		18,699,150
Leases contracts		998,180		769,665
Letters of credit		1,026,404		1,256,283
Bankers acceptances		2,479,567		3,793,848
Total borrowings from banks and others	Ps.	16,582,057	Ps.	24,518,946
Total interbank borrowings, overnight funds and borrowings from banks and others	Ps.	37,300,380	Ps.	39,397,279

The amount of interbank borrowings, overnight funds and borrowings from banks and others due over 12 months as of December 31, 2023 was Ps. 11,586,737 and as of December 31, 2022 was Ps. 10,952,395.

The amount of obligations under money market transactions, associated with simultaneous and repo operations as of December 31, 2023 is Ps. 9,158,585, which are guaranteed by investments of Ps. 16,874,942; and as of December 31, 2022 is Ps. 4,179,334, which are guaranteed by investments of Ps. 11,091,726.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The details of the borrowings from these entities as of December 31, 2023, and 2022 and are as follows:

	Interest rates in force at cut off	December 31, 2023		December 31, 2022
Banco de Comercio Exterior - “BANCOLDEX”	Fix between 2.19% and 20.96%, DTF + 0.30% to 12.64%, IBR + 0.05% to 19.17%, SOFR6 + 5.33% to 5.49%	Ps.	1,136,527	Ps.	1,632,763
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO”	Fix between 7.30% and 15.69%, DTF + 0.50% to 8.60% and IBR + 0.40% to 15.38%		1,482,091		722,857
Financiera de Desarrollo Territorial “FINDETER”	Fix between 9.47% and 19.57%, DTF + 1.00% to 7.92%, IBR + 0.40% to 19.12%, CPI + 0.50% and 7.92%		2,194,515		2,001,655
Total		Ps.	4,813,133	Ps.	4,357,275

The amount of borrowings from development entities due over 12 months as of December 31, 2023 was Ps. 4,083,085, and as of December 31, 2022 was Ps. 3,854,907.

The amount of financial obligations with development entities in Colombian pesos as of December 31, 2023 is Ps.4,798,022 and as of December 31, 2022 is Ps. 4,241,367; in foreign currency, as of December 31, 2023 is Ps.15,111 and as of December 31, 2022 is Ps.115,908.

21.2          Financial obligations from issued bonds

Grupo Aval and some of its subsidiaries have been authorized by the Superintendency of Finance and by the applicable regulatory entities in other jurisdictions to issue either bonds or general guarantee bonds. The bonds issued by Grupo Aval and subsidiaries are non-guaranteed and represent exclusively the obligations of each of the issuers.

The detail of issued bonds as of December 31, 2023 and 2022, by issuance date and maturity date was as follows:

		December		December
Issuer	Issue Date (*)	31, 2023		31, 2022		Maturity Date (*)	Interest Rate (*)
Local Currency
Banco Av. Villas S.A.	23/02/2021	Ps.	296,689	Ps.	361,268	Between 23/02/2024 and 23/02/2026	CPI + 0.71% to 1.36%
Banco de Bogotá S.A.	Between 24/09/2020 and 10/02/2021		791,579		906,568	Between 10/02/2024 and 10/02/2026	CPI + 1.16%; and Fix Between 3.40% and 4.75%
Banco de Occidente S.A	Between 09/08/2012 and 20/08/2020		2,121,344		2,269,916	Between 27/04/2024 and 14/12/2032	CPI + 2.37% to 4.65%; and Fix 5.83%
Corporación Financiera Colombiana S.A.	Between 27/08/2009 and 20/10/2021		3,205,530		3,509,805	Between 27/08/2024 and 19/11/2045	CPI + 1.58% to 5.99%; and Fix Between 3.77%
Banco Popular S.A	Between 12/10/2016 and 10/03/2022		2,002,987		2,725,242	Between 13/02/2024 and 10/03/2027	CPI + 2.58% to 4.13%; IBR + 1.59% to 2.68% and Fix Between 6.12% and 10.20%
Grupo Aval Acciones y Valores S.A.	Between 03/12/2009 and 14/11/2019		1,136,702		1,138,143	Between 14/11/2024 and 28/06/2042	CPI + 3.69% to 5.20% and Fix 6.42%
Peso denominated Total		Ps.	9,554,831	Ps.	10,910,942

Foreign Currency
Banco de Bogotá S.A. Under rule 144A.	Between 12/05/2016 and 24/03/2023	Ps.	6,750,155	Ps.	9,897,818	Between 12/05/2026 and 24/03/2033	Fix Between 4.38% to 6.25% and SOFR6 3.75%
MFH	Between 04/02/2020 and 28/12/2023		1,377,782		331,209	Between 12/01/2024 and 28/12/2033	Fix Between 2.50% to 7.25%
Banco Bogotá and MFH Total		Ps.	8,127,937	Ps.	10,229,027
Grupo Aval Limited	04/02/2020	Ps.	3,834,985	Ps.	4,822,146	04/02/2030	Fix 4.38%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

		December		December
Issuer	Issue Date (*)	31, 2023		31, 2022		Maturity Date (*)	Interest Rate (*)
Promigas S.A. and Gases del Pacífico S.A.C. Under rule 144A.	Between 16/10/2019 and 22/10/2020		1,910,073		2,400,106	Between 16/10/2029 and 22/10/2029	Fix 3.75%
Foreign Currency Total		Ps.	13,872,995	Ps.	17,451,279
Total of Bonds		Ps.	23,427,826	Ps.	28,362,221

(*) This information as of December 31, 2023

The amount of issued bonds due over 12 months as of December 31, 2023 was Ps. 21,664,811 and as of December 31, 2022 was Ps. 24,405,886.

Grupo Aval had no defaults on principal or interest payments or other breaches with respect to its liabilities during the years ended December 31, 2023 and 2022, and Grupo Aval is complying with the related covenants agreed with investors and debtors.

21.3          Interest expense

The interest expense information as of December 31, 2023, 2022 and 2021 corresponds to:

		For the twelve-months periods ended December 31,
		2023		2022		2021
Interest expense
Deposits
Checking accounts	Ps.	(253,043)	Ps.	(159,114)	Ps.	(62,378)
Savings accounts		(5,953,426)		(3,555,844)		(875,439)
Time deposits		(9,944,424)		(4,040,232)		(1,700,128)
Interest of the derivative designated as the hedging instrument (*)		(63,333)		(1,242)		—
Total		(16,214,226)		(7,756,432)		(2,637,945)

Financial obligations
Interbank borrowings and overnight funds	Ps.	(1,856,263)	Ps.	(678,114)	Ps.	(162,455)
Borrowings from banks and similar		(1,601,927)		(739,803)		(401,742)
Leases contracts		(208,781)		(147,330)		—
Bonds issued		(2,159,948)		(2,092,843)		(1,368,660)
Borrowing from development entities		(591,285)		(249,873)		(90,028)
Total		(6,418,204)		(3,907,963)		(2,022,885)

Total interest expense	Ps.	(22,632,430)	Ps.	(11,664,395)	Ps.	(4,660,830)

(*) Corresponds to the coverage of interest expense for Term Certificates of Deposit "CDTs" over 12 months.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

21.4          Analysis of changes in financing during the year

Reconciliation of movements of liabilities to cash flows arising from financing activities:

			Liabilities						Equity								Total
	Notes		Dividends payable		Bonds issued		Leases contracts		Subscribed and paid-in capital		Additional paid-in capital		Appropriated retained earnings		Non-controlling interest
Balance at December 31, 2020		Ps.	648,874	Ps.	27,760,797	Ps.	3,025,733	Ps.	22,281	Ps.	8,470,870	Ps.	11,302,134	Ps.	14,782,259	Ps.	66,012,948
Cash flows from financing activities:
Dividends paid to shareholders			(1,230,841)		—		—		—		—		—		-		(1,230,841)
Dividends paid to non-controlling interest	26		(913,356)		—		—		—		—		—		-		(913,356)
Issuance of debt securities			—		2,932,471		—		—		—		—		-		2,932,471
Interest issuance of debt securities			—		(1,191)		—		—		—		—		-		(1,191)
Payment of outstanding debt securities			—		(1,631,318)		—		—		—		—		-		(1,631,318)
Leases contracts			—		—		(472,084)		—		—		—		-		(472,084)
Redemption of preferred shares			—		—		—		—		—		—		(29,751)		(29,751)
Equity transaction			—		—		—		—		—		—		120		120
Net cash used in financing activities			(2,144,197)		1,299,962		(472,084)		—		—		—		(29,631)		(1,345,950)
Cash flows from operating activities:
Accrued interest			—		1,631,055		173,214		—		—		—		-		1,804,269
Interest paid			—		(1,590,137)		(168,966)		—		—		—		-		(1,759,103)
Other Changes			2,093,857		3,156,256		324,260		—		—		(1,203,000)		(823,551)		3,547,822
Total liabilities related to other changes			2,093,857		3,197,174		328,508		—		—		(1,203,000)		(823,551)		3,592,988
Total equity related to other changes			—		—		—		—		19,929		3,284,253		2,528,917		5,833,099
Balance at December 31, 2021		Ps.	598,534	Ps.	32,257,933	Ps.	2,882,157	Ps.	22,281	Ps.	8,490,799	Ps.	13,383,387	Ps.	16,457,994	Ps.	74,093,085
Cash flows from financing activities:
Dividends paid to shareholders			(414,267)		—		—		—		—		—		-		(414,267)
Dividends paid to non-controlling interest	26		(615,177)		—		—		—		—		—		-		(615,177)
Issuance of debt securities			—		695,136		—		—		—		—		-		695,136
Payment of outstanding debt securities			—		(7,837,898)		—		—		—		—		-		(7,837,898)
Leases contracts			—		—		(383,472)		—		—		—		-		(383,472)
Equity transaction			—		—		—		—		7,280		—		(22,294)		(15,014)
Net cash used in financing activities			(1,029,444)		(7,142,762)		(383,472)		—		7,280		—		(22,294)		(8,570,692)
Cash flows from operating activities:
Accrued interest			—		2,147,935		148,806		—		—		—		-		2,296,741
Interest paid			—		(2,109,636)		(146,275)		—		—		—		-		(2,255,911)
Other Changes			651,725		3,208,751		(165,272)		1,463		1,082,307		(1,193,728)		(542,353)		3,042,893
Total liabilities related to other changes			651,725		3,247,050		(162,741)		1,463		1,082,307		(1,193,728)		(542,353)		3,083,723
Total equity related to other changes			—		—		—		—		(9,012)		(4,171,242)		(1,538,658)		(5,718,912)
Balance at December 31, 2022		Ps.	220,815	Ps.	28,362,221	Ps.	2,335,944	Ps.	23,744	Ps.	9,571,374	Ps.	8,018,417	Ps.	14,354,689	Ps.	62,887,204
Cash flows from financing activities:
Dividends paid to shareholders			(766,537)		—		—		—		—		—		-		(766,537)
Dividends paid to non-controlling interest	26		(915,933)		—		—		—		—		—		-		(915,933)
Issuance of debt securities			—		2,609,994		—		—		—		—		-		2,609,994
Payment of outstanding debt securities			—		(4,072,742)		—		—		—		—		-		(4,072,742)
Leases contracts			—		—		(391,667)		—		—		—		-		(391,667)
Net cash used in financing activities			(1,682,470)		(1,462,748)		(391,667)		—		—		—		-		(3,536,885)
Cash flows from operating activities:
Accrued interest			—		2,212,345		210,041		—		—		—		-		2,422,386
Interest paid			—		(2,171,231)		(202,551)		—		—		—		-		(2,373,782)
Other Changes			1,989,639		(3,512,761)		839,981		—		—		(982,868)		(1,006,721)		(2,672,730)
Total liabilities related to other changes			1,989,639		(3,471,647)		847,471		—		—		(982,868)		(1,006,721)		(2,624,126)
Total equity related to other changes			—		—		—		—		—		696,224		1,389,776		2,086,000
Balance at December 31, 2023		Ps.	527,984	Ps.	23,427,826	Ps.	2,791,748	Ps.	23,744	Ps.	9,571,374	Ps.	7,731,773	Ps.	14,737,744	Ps.	58,812,193

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

The detail of the balance of liabilities for employee benefits as of December 31, 2023, and 2022 is as follows:

	December 31, 2023		December 31, 2022
Short term	Ps.	385,296	Ps.	425,523
Post-employment		380,207		349,587
Long term		159,329		133,085
Total	Ps.	924,832	Ps.	908,195

Plan Asset	Ps.	(17,024)	Ps.	(18,176)
Net employee benefits	Ps.	907,808	Ps.	890,019

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

Some retirees of Grupo Aval and its subsidiaries receive benefits including coverage of medical treatments.

As of December 31, 2023 and 2022, the post-employment benefit expense is composed of:

	December 31, 2023		December 31, 2022
Defined contribution plan	Ps.	108,059	Ps.	101,862
Defined benefit plan		44,426		34,623
Total	Ps.	152,485	Ps.	136,485

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

The following table shows the Post-employment and long-term benefits movements during the years ended on December 31, 2023, 2022 and 2021 are as follows:

	Post-employment benefits						Long-term benefits
	December		December		December		December		December		December
	31, 2023		31, 2022		31, 2021		31, 2023		31, 2022		31, 2021
Balance at the beginning of the year	Ps.	349,587	Ps.	522,196	Ps.	597,936	Ps.	133,085	Ps.	134,831	Ps.	180,090
Service costs		2,690		3,845		2,749		14,765		14,815		18,454
Interests cost		41,736		30,778		30,705		16,699		8,949		7,982
Gain on settlements		—		—		278		—		—		—
Past Service Costs (1)		(2,079)		—		—		10,063		—		(28,009)
	Ps.	391,934	Ps.	556,819	Ps.	631,668	Ps.	174,612	Ps.	158,595	Ps.	178,517
Changes in actuarial assumptions from changes in demographic assumptions		(753)		—		(15)		(7,342)		—		(86)
Changes in actuarial assumptions from changes in financial assumptions		26,832		(69,967)		(54,996)		473		(14,149)		(19,976)
Changes in actuarial assumptions from changes in the experience		27,472		2,167		(21,264)		17,313		10,456		(2,893)
	Ps.	53,551	Ps.	(67,800)	Ps.	(76,275)	Ps.	10,444	Ps.	(3,693)	Ps.	(22,955)
Payments to employees		(61,589)		(51,306)		(51,591)		(25,727)		(21,817)		(20,731)
Liquidation of entities		—		(432)		—		—		—		—
Reclassification BAC (2)(3)		—		—		(1,002)		—		—		—
Loss of control in subsidiary (2)		—		(98,024)		—		—		—		—
Discontinued operations (2)		—		6,251		15,125		—		—		—
Effect of movements in exchange rates		(3,689)		4,079		4,271		—		—		—
Liability balance at the end of the year	Ps.	380,207	Ps.	349,587	Ps.	522,196	Ps.	159,329	Ps.	133,085	Ps.	134,831

Plan Assets
Balance at the beginning of the year plan assets	Ps.	(18,176)	Ps.	(46,840)	Ps.	(38,241)	Ps.	—	Ps.	—	Ps.	—
Interests income		(794)		(427)		(522)		—		—		—
Remeasurements on plan assets		(1,788)		5,885		(1,676)		—		—		—
Reclassification BAC (2)(3)		—		—		(3,189)		—		—		—
Loss of control in subsidiary (2)		—		27,269		—		—		—		—
Discontinued operations (2)		—		—		(798)		—		—		—
Effect of movements in exchange rates		3,734		(4,063)		(2,414)		—		—		—
Balance at the end of the year plan assets	Ps.	(17,024)	Ps.	(18,176)	Ps.	(46,840)	Ps.	—	Ps.	—	Ps.	—
Net Balance at the end of the year	Ps.	363,183	Ps.	331,411	Ps.	475,356	Ps.	159,329	Ps.	133,085	Ps.	134,831
(1)	For 2023, in post-employment, the variation includes of a change in the institutional retirement bonus plan for Banco de Occidente and in the long term includes the update of the convention for in a long-term institutional benefit plan at Banco de Bogotá. For 2021, includes the effect of a change in a long-term institutional benefit plan at Banco de Occidente and Fiduciaria de Occidente.
(2)	See note 1.1., "Discontinued operation of BAC Holding".
(3)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The assumptions used to calculate the obligation projected for different post-employment benefits employees are as follows:

	December 31,	December 31,
Post-employment benefits *	2023	2022
Discount interest rate	11.34%	13.27%
Inflation rate	2.96%	3.00%
Salary growth rate	3.80%	3.58%
Pension growth rate	3.00%	3.00%

* Entities in Colombia and subsidiaries abroad participate.

	December 31,	December 31,
Long-term benefits *	2023	2022
Discount interest rate	11.40%	13.72%
Inflation rate	3.00%	3.00%
Salary growth rate	4.27%	4.00%

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

The sensitivity analysis for post-employment and long-term benefits liabilities due to defined benefits plans to different actuarial and financial variables is shown below, maintaining other variables at constant values (increase or decrease 50 basis points):

	-0.50 basic points				+0.50 basic points
At December 31, 2023	Post-employment benefits		Long-term benefits		Post-employment benefits		Long-term benefits
Discount interest rate	Ps.	10,764	Ps.	3,050	Ps.	(10,227)	Ps.	(2,919)
Salaries growth rate		(1,756)		(3,819)		2,353		3,589
Retirement growth rate		(10,443)		N/A		10,979		N/A

	-0.50 basic points				+0.50 basic points
At December 31, 2022	Post-employment benefits		Long-term benefits		Post-employment benefits		Long-term benefits
Discount interest rate	Ps.	8,242	Ps.	2,414	Ps.	(7,920)	Ps.	(2,317)
Salaries growth rate		(1,621)		(2,991)		1,671		3,101
Retirement growth rate		(7,191)		N/A		3,589		N/A

The following table reveals he cash flows required for payment of post–employment and long-term benefits:

		Payments for post-		Payments for long-
Year		employment		term benefits
2024	Ps.	57,922	Ps.	31,798
2025		58,572		27,668
2026		57,227		22,014
2027		54,944		22,121
2028		53,979		19,934
Years 2029 – 2033		243,179		79,389
Total	Ps.	525,823	Ps.	202,924

As of December 31, 2023, the average duration of post-employment benefit plans is 5.52 years (4.62 years for 2022) and for the long-term it is 3.75 years (3.56 years for 2022).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 23 – LEGAL RELATED AND NON-LEGAL RELATED PROVISIONS

The movement and balances of legal and non-legal related provisions during the periods ended on December 31, 2023, 2022 and 2021 are described below:

	For legal		Non-legal		Total provisions
Balance as of January 1, 2021	Ps.	241,774	Ps.	671,076	Ps.	912,850
Provisions made during the year		196,452		410,810		607,262
Provisions used during the year		(72,892)		(47,426)		(120,318)
Provisions reversed during the year		(118,865)		(146,599)		(265,464)
Effect of movements in exchange rates		503		7,649		8,152
Reclassification BAC		(9,749)		3,382		(6,367)
Discontinued operations		10,306		3,840		14,146
Balance as of December 31, 2021	Ps.	247,529	Ps.	902,732	Ps.	1,150,261
Provisions made during the year		183,294		380,005		563,299
Provisions used during the year		(44,895)		(200,406)		(245,301)
Provisions reversed during the year (1)		(155,475)		(62,180)		(217,655)
Effect of movements in exchange rates		370		17,810		18,180
Reclassification BAC		(2,047)		(40,193)		(42,240)
Discontinued operations		417		210		627
Balance as of December 31, 2022	Ps.	229,193	Ps.	997,978	Ps.	1,227,171
Provisions made during the year		298,719		334,974		633,693
Provisions used during the year		(51,160)		(338,536)		(389,696)
Provisions reversed during the year (1)		(258,421)		(110,419)		(368,840)
Effect of movements in exchange rates		(642)		(18,403)		(19,045)
Balance as of December 31, 2023	Ps.	217,689	Ps.	865,594	Ps.	1,083,283
(1)	For legal related, recovery of provisions by Porvenir as of December 31, 2023 and 2022 by Ps. 241,431 and Ps.149,598 respectively for claims for nullity of affiliations that were in progress.

The estimated period for the cancellation of the provisions recorded as of December 31,2023 and 2022 is a follows.

Estimated period to be canceled	Legal provisions		Non-legal		Total provisions
Within twelve months	Ps.	8,283	Ps.	173,692	Ps.	181,975
After twelve months		209,406		691,902		901,308
Balance as of December 31, 2023	Ps.	217,689	Ps.	865,594	Ps.	1,083,283

Estimated period to be canceled	Legal provisions		Non-legal		Total provisions
Within twelve months	Ps.	9,449	Ps.	363,888	Ps.	373,337
After twelve months		219,744		634,090		853,834
Balance as of December 31, 2022	Ps.	229,193	Ps.	997,978	Ps.	1,227,171

Legal related:

Administrative proceedings

At December 31, 2023 and 2022, the outstanding balance of provisions recorded for administrative proceedings were Ps. 29,207 and Ps. 26,476 respectively, by way of claims for administrative or judicial processes of a tax nature other than income tax and other processes, initiated by national and local authorities that establish, in some cases sanctions in which the subsidiaries of Grupo Aval would incur.

Labor proceedings

At December 31, 2023 and 2022, the outstanding balance of provisions recorded for labor proceedings were Ps. 28,138 and Ps. 29,592 respectively. Labor proceedings include labor pursuits, indemnities for former employees against some subsidiaries of Grupo Aval. The time expected for resolution is uncertain since each proceeding is based on different instances.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Other proceedings

At December 31, 2023 and 2022, the outstanding balance of other legal provisions recorded were Ps. 160,344 and Ps. 173,125, respectively, being the most representative:

●	Provisions made to cover claims for cancellation of affiliations and transfer of regime, old-age pensions, requests to Porvenir, old age disability and survival pensions which amounted to Ps. 152,017 and Ps. 144,038, respectively.

Non-legal related:

At December 31, 2023 and 2022 the outstanding balance of non-legal related provisions recorded amounting were Ps. 865,594 and Ps. 997,978, respectively, are mainly comprised by:

●	Provisions in Corficolombiana´s affiliates as of December 31, 2023 and 2022, associated with the maintenance, restoration and rehabilitation relating to development of concession contracts of Ps. 310,044 and Ps. 339,191 respectively.

●	Provisions in Porvenir´s subsidiary as of December 31, 2023, and 2022, where the main balance corresponds to undercapitalized accounts, these are individual pension accounts called "Fondo de Pensiones Obligatorias Especial Porvenir de Retiro Programado", which according to actuarial projections do not have the required balance to achieve minimum pension payment, and thus have to be provisioned for the expected difference of Ps. 283,568 and Ps. 289,381 respectively.

●	Provisions for losses on loan commitments as of December 31 2023 and 2022, of Ps. 70,268 and Ps. 64,910 respectively. (See note 4.1.5) Loan commitments and financial guarantee contracts.

●	Provision in Proinvipacífico, a Corficolombiana´s subsidiary as of December 31, 2023 and 2022 for the recognition of additional costs on the Pacífico 1 project of Ps. 42,358 and Ps. 55,933 respectively.

●	Provisions of several subsidiaries of Grupo Aval as of December 31,2023 and 2022, corresponding to the dismantling of ATMs and offices of Ps. 75,808 and Ps. 59,002, respectively.

NOTE 24 – OTHER LIABILITIES

Other liabilities of December 31, 2023 and 2022 comprise the following:

Other liabilities	December 31, 2023		December 31, 2022
Suppliers and services payable	Ps.	3,474,177	Ps.	2,803,736
Income received for third parties		3,399,759		3,039,484
Transactions ATH and ACH (1)		939,341		749,578
Withholdings taxes and labor contributions		703,380		611,951
Cashier checks		655,854		646,688
Contract liability related to concessions		530,300		515,688
Dividends payable		527,984		220,815
Commissions and fees		411,478		399,895
Collection on behalf of third parties		334,963		266,462
Cash surplus		133,774		69,291
Insurance payables		117,371		111,081
Collection service		106,089		101,615
Value added tax - VAT		75,098		59,599
Checks drawn and not paid		70,791		88,128
Financial transactions tax		52,106		52,787
Canceled accounts		34,782		34,645
Anticipated income		17,566		18,001
Customer loyalty programs		14,784		14,009
Other liabilities		354,843		338,349
Total other liabilities	Ps.	11,954,440	Ps.	10,141,802
(1)	A Toda Hora S.A. – ATH y ACH Colombia S.A. are entities that administer low-value payment systems that are in charge of supporting entities for clearing transactions that are carried out through electronic channels.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Other liabilities		December 31, 2023		December 31, 2022
Liabilities to be canceled within twelve months		8,800,905		8,043,321
Liabilities to be canceled after twelve months		3,153,535		2,098,481
Total	Ps.	11,954,440	Ps.	10,141,802

NOTE 25 – EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT

Authorized, issued and outstanding shares as of December 31, 2023 and 2022 consisted of the following:

		December 31, 2023		December 31, 2022
Authorized shares		120,000,000,000		120,000,000,000
Subscribed fully paid shares		23,743,475,754		22,281,017,159
Total outstanding shares		23,743,475,754		22,281,017,159
Issuance of shares (1)		-		1,462,458,595
Total outstanding shares		23,743,475,754		23,743,475,754

Issuance of shares		—		1,462,458,595
Subscribed and paid-in capital	Ps.	—	Ps.	1,463
Additional paid-in capital		—		1,082,307
Issuance of shares (2)	Ps.	—	Ps.	1,083,770

The outstanding shares are as follows:		December 31, 2023		December 31, 2022
Common voting shares (3)		16,201,712,499		16,204,145,980
Preferred non-voting shares (4)		7,541,763,255		7,539,329,774
(1)	Issuance of shares for dividend distribution.
(2)	These shares were issued at Ps. 741.06 pesos per share, recognizing Ps.1 peso in capital stock and Ps. 740.06 pesos in Additional paid-in capital.
(3)	Common Voting shares with a nominal value of (Ps. 1) Colombian peso.
(4)	Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2023 and 2022, 2,433,481 and 2,515,570 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

25.1 Appropriated retained earnings

As of December 31, 2023, and 2022 the appropriation of retained earnings is as follows:

	December 31, 2023		December 31, 2022
Retained earnings (1)	Ps.	525,153	Ps.	(4,784,817)
Accumulated withholding tax over dividends		(26,135)		(25,824)
Legal reserve		11,872		11,872
Statutory and voluntary reserves		7,220,883		12,817,186
	Ps.	7,731,773	Ps.	8,018,417

(1)	See note 1.1., "Discontinued operation of BAC Holding".

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

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

25.2 Declared Dividends

The dividends are declared and paid to shareholders based on unconsolidated net income under Colombian IFRS (NCIF), the dividends declared were as follows:

	December 31, 2023		December 31, 2022		December 31, 2021
Net income for the periods ended in	Ps.	2,541,179	Ps.	3,502,758	Ps.	2,399,001
Declared dividends		In the general assembly held in March 2023, 43.20 pesos per share payable in twelve installments of 3.60 pesos per share, from April 2023 to March 2024.

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
Total outstanding shares		23,743,475,754		22,281,017,159		22,281,017,159
Total declared dividends (*)	Ps.	1,025,718	Ps.	1,203,175	Ps.	1,203,175

(*) See Consolidated Statement of Changes in Equity for dividends distribution.

25.3 Earnings per share

●	Basic earnings per share

Grupo Aval calculates basic earnings per share by dividing net income for the year attributable to controlling interest of Grupo Aval parent company by the weighted average number of shares outstanding during the year (including common and preferred shares).

The following table summarizes the earnings per share for the year ended as of December 31, 2023, 2022 and 2021:

		December 31, 2023		December 31, 2022		December 31, 2021
Net income for the year	Ps.	2,177,116	Ps.	4,869,133	Ps.	5,668,502
Less: participation of non- controlling interests		(1,438,113)		(2,386,248)		(2,370,766)
Net income attributable to owners of the parent		739,003		2,482,885		3,297,736

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(234,727)		(791,989)		(1,058,554)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	504,276	Ps.	1,690,896	Ps.	2,239,182
Weighted average number of common shares outstanding used in basic EPS calculation (2)		16,202,376,163		15,760,496,801		15,128,947,661
Basic and Diluted earnings per share to common shareholders (in Colombian pesos )		31.12		107.29		148.01
Basic and Diluted earnings per ADS (3) (in Colombian pesos )		622.47		2,145.74		2,960
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		23,743,475,754		23,142,465,372		22,281,017,159
Basic earnings of the owners of the parent per share in Colombian pesos		31.12		107.29		148.01
(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The following table summarizes earnings per share over net income from continuing operations for the years ended December 31, 2023, 2022 and 2021.

		December 31, 2023		December 31, 2022		December 31, 2021
Net income from continuing operations	Ps.	2,177,116	Ps.	4,002,967	Ps.	4,041,190
Less: participation of non- controlling interests		(1,438,113)		(2,114,072)		(1,862,010)
Net income attributable to owners of the parent		739,003		1,888,895		2,179,180

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(234,727)		(602,519)		(699,504)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	504,276	Ps.	1,286,376	Ps.	1,479,676
Weighted average number of common shares outstanding used in basic EPS calculation (2)		16,202,376,163		15,760,496,801		15,128,947,661
Basic and Diluted earnings per share to common shareholders (in Colombian pesos)		31.12		81.62		97.80
Basic and Diluted earnings per ADS (3) (in Colombian pesos )		622.47		1,632.41		1,956.09
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		23,743,475,754		23,142,465,372		22,281,017,159
Basic earnings of the owners of the parent per share in Colombian pesos		31.12		81.62		97.80
(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.

The following table summarizes earnings per share over net income from discontinued operations for the years ended December 31, 2022 and 2021.

			December 31, 2022		December 31, 2021
Net income from continuing operations	Ps.	Ps.	866,166	Ps.	1,627,312
Less: participation of non- controlling interests			(272,176)		(508,756)
Net income attributable to owners of the parent			593,990		1,118,556

Less: preferred dividends declared			—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)			(189,470)		(359,050)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	Ps.	404,520	Ps.	759,506
Weighted average number of common shares outstanding used in basic EPS calculation (2)			15,760,496,801		15,128,947,661
Basic and Diluted earnings per share to common shareholders (in Colombian pesos)			25.67		50.20
Basic and Diluted earnings per ADS (3) (in Colombian pesos )			513.33		1,004.04
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)			23,142,465,372		22,281,017,159
Basic earnings of the owners of the parent per share in Colombian pesos			25.67		50.20
(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.

●	Diluted earnings per share

On December 31, 2023, 2022 and 2021, Grupo Aval did not have any dilutive instruments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

25.4 Equity transactions

On December 31, 2023 Corficolombiana liquid investments by Ps. 15,091.

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

In Corficolombiana, Grupo Aval and its subsidiaries chose to receive dividends in shares, unlike some minority shareholders who opted to be paid dividends in cash, generating a dilution effect for Ps. 19,929, which led to a modification in Grupo Aval's stake from 39.58% to 39.98%.

●	Preference shares

There was payment of dividends Ps. 14,612 corresponding to the preferred shares issued by Multi Financial Group.

25.5 Consolidated Other Comprehensive Income (OCI):

Components of accumulated Other Comprehensive Income for the years ended December 31, 2023, 2022 and 2021 are as follows:

		Net gain (loss) on hedges of net investment in foreign operations		Cash flow hedges		Foreign currency translation differences from unhedged foreign operations		Effect of moving investment properties for own use		Unrealized gains (losses) debt securities		Unrealized gains (losses) Equity securities		Investments in associates and join ventures		Actuarial gains(losses)		Income tax		Total comprehensive income, net of taxes
Ending balance 2020	Ps.	(727,703)	Ps.	(42)	Ps.	(886,783)	Ps.	14,302	Ps.	560,584	Ps.	915,935	Ps.	115,344	Ps.	(185,154)	Ps.	1,914,708	Ps.	1,721,191
Current-period change		962,735		7,980		(180,798)		4,718		(1,346,315)		(110,397)		(846)		61,665		1,054,017		452,759
Ending balance 2021	Ps.	235,032	Ps.	7,938	Ps.	(1,067,581)	Ps.	19,020	Ps.	(785,731)	Ps.	805,538	Ps.	114,498	Ps.	(123,489)	Ps.	2,968,725	Ps.	2,173,950
Current-period change		(266,716)		(2,396)		90,619		461		(2,088,548)		(439,150)		66,366		95,819		809,995		(1,733,550)
Realization of OCI to P&L of discontinued operation (1)		192,707		—		1,265,594		—		(98,947)		—		15,364		—		(2,804,043)		(1,429,325)
Ending balance 2022	Ps.	161,023	Ps.	5,542	Ps.	288,632	Ps.	19,481	Ps.	(2,973,226)	Ps.	366,388	Ps.	196,228	Ps.	(27,670)	Ps.	974,677	Ps.	(988,925)
Current-period change		(36,517)		(47,793)		(409,671)		557		1,898,441		151,517		(35,892)		(51,763)		(813,708)		655,171
Realization of OCI		—		11,870		—		(2,520)		(102,775)		4,866		—		(4,561)		476		(92,644)
Ending balance 2023	Ps.	124,506	Ps.	(30,381)	Ps.	(121,039)	Ps.	17,518	Ps.	(1,177,560)	Ps.	522,771	Ps.	160,336	Ps.	(83,994)	Ps.	161,445	Ps.	(426,398)

	Non -controlling interest		Owners of the parent		Total comprehensive income, net of taxes
Beginning balance 2020	Ps.	859,178	Ps.	862,013	Ps.	1,721,191
Current-period change		197,590		255,169		452,759
Ending balance 2021	Ps.	1,056,768	Ps.	1,117,182	Ps.	2,173,950
Current-period change		(452,982)		(1,280,568)		(1,733,550)
Realization of OCI to P&L of discontinued operation (1)		(446,146)		(983,179)		(1,429,325)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Ending balance 2022	Ps.	157,640	Ps.	(1,146,565)	Ps.	(988,925)
Current-period change		(6,447)		661,618		655,171
Realization of OCI		(33,372)		(59,272)		(92,644)
Ending balance 2023	Ps.	117,821	Ps.	(544,219)	Ps.	(426,398)

(1)   See note 1.1., "Discontinued operation of BAC Holding".

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

.

NOTE 26  - NON- CONTROLLING INTEREST

The following table includes information regarding the non-controlling interest of each direct and indirect subsidiary of Grupo Aval at December 31, 2023 and 2022:

December 31, 2023
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A.	Colombia	59.47%	Ps.	9,835,593	Ps.	1,166,399	Ps.	(555,084)
Banco Bogotá S.A.	Colombia	31.07%		2,395,427		138,297		(256,413)
Banco de Occidente S.A.	Colombia	27.73%		1,296,543		73,902		(61,931)
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	Colombia	24.24%		689,306		132,805		(128)
Banco Comercial AV Villas S.A.	Colombia	20.13%		328,655		(47,625)		(4,673)
Banco Popular S.A.	Colombia	6.26%		192,220		(25,665)		(37,704)
		Total	Ps.	14,737,744	Ps.	1,438,113	Ps.	(915,933)

December 31, 2022
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A.	Colombia	59.47%	Ps.	9,347,843	Ps.	1,604,142	Ps.	(427,370)
Banco Bogotá S.A.	Colombia	31.07%		2,602,543		628,214		(121,337)
Banco de Occidente S.A.	Colombia	27.73%		1,234,275		96,441		(44,202)
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	Colombia	24.24%		603,288		36,527		(3)
Banco Comercial AV Villas S.A.	Colombia	20.13%		349,487		21,765		(16,225)
Banco Popular S.A.	Colombia	6.26%		217,253		(841)		(6,040)
		Total	Ps.	14,354,689	Ps.	2,386,248	Ps.	(615,177)

The following table includes information regarding each direct and indirect subsidiary of Grupo Aval that has significant non-controlling interests to December 31, 2023, and 2022(before eliminations):

December 31, 2023
												Cash Flow from
Entity		Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	57,281,194	Ps.	41,759,075	Ps.	21,924,701	Ps.	1,530,167	Ps.	518,906	Ps.	462,627
Banco Bogotá S.A.		137,474,034		121,705,013		7,426,045		968,934		(470,967)		4,939,701
Banco de Occidente S.A.		68,601,785		62,913,703		3,751,270		479,557		(70,255)		1,527,081
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.		3,571,979		700,357		1,184,591		560,210		(14,502)		189,272
Banco Comercial AV Villas S.A.		18,913,324		17,171,402		1,144,236		(241,004)		34,174		(382,392)
Banco Popular S.A.	Ps.	85,370,710	Ps.	67,656,734	Ps.	39,314,924	Ps.	(184,616)	Ps.	21,218	Ps.	126,336

December 31, 2022
												Cash Flow from
Entity		Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	54,030,318	Ps.	39,158,937	Ps.	13,466,165	Ps.	2,301,398	Ps.	355,507	Ps.	1,607,158
Banco Bogotá S.A.		137,873,838		122,063,279		12,767,867		2,806,268		(586,923)		(3,276,271)
Banco de Occidente S.A.		60,004,409		54,788,335		5,799,384		456,343		(311,542)		(1,676,363)
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.		3,522,732		1,056,580		972,508		155,194		(60,646)		33,365
Banco Comercial AV Villas S.A.		19,648,282		17,801,302		2,062,719		103,774		(102,613)		274,563
Banco Popular S.A.	Ps.	32,667,378	Ps.	29,449,526	Ps.	3,406,454	Ps.	79,994	Ps.	(80,101)	Ps.	(51,186)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 27 – COMMITMENTS AND CONTINGENCIES

Capital expenses commitments

As of December 31, 2023, and 2022 Grupo Aval and its subsidiaries had contractual disbursement commitments of capital expenditures, for tangible assets for Ps. 11,205 and Ps. 18,118, respectively; and for intangible assets for Ps. 45,043 and Ps. 45,186 respectively.

Contingencies

As of December 31, 2023, and 2022, Grupo Aval and its subsidiaries were part of administrative and legal proceedings as defendants; whose expected resolution time is uncertain due to the fact that each process is at different stages. The claims of proceedings were assessed based on analyses and opinions of seasoned lawyers for Ps. 798,290 and Ps.755,656 respectively in the following legal contingencies were determined:

Labor Proceedings

As of December 31, 2023, and 2022, the outstanding balances recognized for labor complaints amounted to Ps. 124,012 and Ps. 123,603 respectively. Historically, many of these proceedings have been resolved in favor of Grupo Aval and its subsidiaries.

Civil Proceedings

As of December 31, 2023, and 2022, the result of the assessment of claims for civil suits, not including those with remote probability, reached outstanding balances recognized of Ps. 344,152 and Ps. 273,795 respectively.

Administrative, Tax Proceedings and Other Proceedings

Claims derived from administrative and judicial processes include those of fiscal responsibility over concession contracts, tax proceedings and other, filed by national and local tax authorities. These authorities may establish, in some cases, sanctions in which Grupo Aval and its subsidiaries may incur as a result of: (i) the performance of their duty as a withholder or collector of national and local taxes, and/or (ii) the obligation to pay a higher tax amount in their condition of taxpayers. As of December 31, 2023, the outstanding balances recognized for these claims amounted to Ps.330,126. As of December 31, 2022, these amounted to Ps. 358,258.

Other matters

The following are processes that, although they have been resolved to date, were reported during the year 2023, for which reason a summary of the same and its conclusions are made.

Class Action before the Administrative Tribune of Cundinamarca in connection with the Ruta del Sol Sector 2 Project

On January 26, 2017, the Inspector-General’s Office (Procuraduría General de la Nación or “PGN”) filed a class action against CRDS, (a company formed by Constructora Norberto Odebrecht S.A., Odebrecht Investimentos em Infraestructura Ltda., CSS Constructores S.A. and Episol), the National Infrastructure Agency ("ANI") and its members, seeking a declaration of violation of the collective rights of administrative morality, defense of public assets and access to public services, in connection with the Ruta del Sol Sector 2 project.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

The aforementioned ruling was appealed by Episol and the other defendants. In the case of Episol, its appeal filing sought revocation of the TAC’s first instance ruling against it on the basis of multiple substantive and procedural defects.

On July 27, 2023, the Consejo de Estado issued a second instance decision confirming in general terms the violation of certain collective rights but revoking certain decisions such as the debarment from government contracting, the joint and several liability of the defendants, including Episol, To pay damages in the amount of Ps. 715,656 million and the orders regarding the interim measures

This is a final non appealable ruling which terminated this contingency without generating any financial impact.

Investigations by United States authorities

In late 2018, the Department of Justice of the United States ("DOJ") and the United States Securities and Exchange Commission ("SEC") informed Grupo Aval that they had opened an investigation on matters related to the Ruta del Sol Sector 2 project. Grupo Aval provided cooperation with the DOJ and the SEC in these investigations.

On August 10, 2023, Grupo Aval and its subsidiary Corficolombiana announced resolutions of these investigations by DOJ and the SEC. The resolutions were based on information gathered by U.S. authorities, including testimonial evidence from third parties, related to actions taken by a former Corficolombiana executive in connection with an Odebrecht-led bribery scheme related to Ruta del Sol II.

Corficolombiana entered into a resolution with DOJ, and Grupo Aval and Corficolombiana entered into civil administrative resolutions with the SEC, that conclude the U.S. agencies’ investigations into the companies. The DOJ did not bring any enforcement action against Grupo Aval, and the SEC did not make a claim against Grupo Aval for bribery. As part of the resolutions, Corficolombiana and Grupo Aval agreed to pay an aggregate of US$60.6 million or Ps. 253,033 to U.S. authorities, after applicable credits. This effect was recorded in the Consolidated Financial Statements of Corficolombiana.

NOTE 28 – NET INCOME FROM CONTRACTS WITH CUSTOMERS

Below is the detail of the income and expenses for commissions and fees of the continuing operations for the years ended as of December 31, 2023, 2022 and 2021:

	December 31,		December 31,		December 31,
Income from commissions and fees	2023		2022		2021 (1)
Banking service fees	Ps.	1,663,340	Ps.	1,533,322	Ps.	1,364,835
Debit and credit card fees		1,009,472		836,046		671,131
Pension and severance fund management		978,504		885,420		1,199,068
Trust activities and portfolio management services		463,194		353,285		336,637
Bonded warehouse services		188,191		187,237		169,386
Commissions on transfers, checks and checkbooks		22,941		25,181		25,187
Office network services		21,638		24,935		18,914
Other commissions and fees		9,056		29,013		10,771
Total income from commissions and fees	Ps.	4,356,336	Ps.	3,874,439	Ps.	3,795,929

	December 31,		December 31,		December 31,
Expenses from commissions and fees	2023		2022		2021 (1)
Banking services	Ps.	(617,524)	Ps.	(473,595)	Ps.	(371,380)
Sales and services commissions		(250,460)		(340,918)		(227,510)
Fees paid to pension funds sales force		(70,335)		(97,470)		(87,499)
Information processing services of operators		(29,905)		(24,320)		(22,940)
Offices network services		(20,147)		(16,993)		(11,158)
Other		(15,442)		(17,380)		(11,255)
Total expenses from commissions and fees	Ps.	(1,003,813)	Ps.	(970,676)	Ps.	(731,742)
Net income from commissions and fees	Ps.	3,352,523	Ps.	2,903,763	Ps.	3,064,187

(1) Comparative information has been re-presented due to a discontinued operation disclosed in Note 1.1.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Below is the detail of the income and cost from goods and services for the years ended as of December 31, 2023, 2022 and 2021:

	December 31,		December 31,		December 31,
Income from sales of goods and services	2023		2022		2021
Energy and Gas	Ps.	6,158,616	Ps.	5,718,808	Ps.	4,874,278
Infrastructure		3,954,197		5,330,193		4,662,912
Hotels		598,895		532,337		285,692
Agribusiness		296,804		340,984		218,511
Other services		215,044		219,005		409,521
Total income from sales of goods and services (*)	Ps.	11,223,556	Ps.	12,141,327	Ps.	10,450,914

(*) See note 31.6, to see income by country.

	December 31,		December 31,		December 31,
Costs and expenses of sales goods and services	2023		2022		2021
Cost of sales from companies from non-financial sector	Ps.	(5,799,721)	Ps.	(5,575,912)	Ps.	(5,594,615)
Allowance for impairment of loans and receivables		(51,035)		(59,073)		(51,064)
General and administrative expenses		(989,313)		(843,125)		(647,425)
Personnel expenses		(607,894)		(609,050)		(558,561)
Amortization of intangible assets		(353,305)		(305,488)		(263,755)
Depreciation of tangible assets		(90,344)		(103,972)		(117,246)
Depreciation of right of use assets		(37,031)		(35,294)		(34,374)
Employee bonuses		(14,376)		(11,569)		(38,766)
Commissions and fees expenses		(39,466)		(34,646)		(27,886)
Donations expenses		(19,858)		(16,739)		(16,178)
Labor severances		(3,254)		(1,363)		(2,109)
Total costs and expenses of sales goods and services	Ps.	(8,005,597)	Ps.	(7,596,231)	Ps.	(7,351,979)
Gross profit from sales of goods and services	Ps.	3,217,959	Ps.	4,545,096	Ps.	3,098,935

NOTE 29 – NET TRADING INCOME

Net trading income includes income from client driven trading activities primarily conducted in markets, including foreign exchange, credit, rates and equities trading, as follows:

	December 31,		December 31,		December 31,
	2023		2022		2021 (4)
Trading investment income (1)
Fixed income (loss) securities	Ps.	1,030,809	Ps.	(60,797)	Ps.	(135,465)
Equities		634,274		90,568		260,564
Total trading investment income	Ps.	1,665,083	Ps.	29,771	Ps.	125,099
Derivatives (loss) income
Net (loss) income on financial derivatives (2)	Ps.	(2,438,841)	Ps.	1,503,453	Ps.	710,213
Other trading (loss) income (3)		(142,291)		26,402		86,969
Total derivatives (loss) income	Ps.	(2,581,132)	Ps.	1,529,855	Ps.	797,182
Total net trading (loss) income	Ps.	(916,049)	Ps.	1,559,626	Ps.	922,281
(1)	Includes net trading income from investment securities held for trading, that reflects the interest from investment in debt securities, gains/losses from mark-to-market valuation from investment in equity and debt securities and net income from trading activities.
(2)	Includes net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on trading derivatives.
(3)	Includes gains/losses from: (i) Net changes in the valuation of hedging derivatives from mark-to-market valuations from unhedged, (ii) the ineffective portion of the hedge, (iii) Transfers of due hedging derivatives from OCI to the statement of income.
(4)	Comparative information has been re-presented due to a discontinued operation disclosed in Note 1.1.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 30 – OTHER INCOME AND EXPENSE

Below is the detail of the other income and expense in the years ended on December 31, 2023, 2022 and 2021:

	December 31,		December 31,		December 31,
Other Income	2023		2022		2021 (2)
Foreign exchange gains (losses), net (1)	Ps.	2,253,925	Ps.	(1,825,718)	Ps.	(491,415)
Share of profit of equity accounted investees, net of tax		371,397		372,777		300,217
Gain on sale of properties, plant and equipment		360,728		142,149		20,651
Dividends		126,274		119,888		153,969
Net gain (loss) on sale of debt and equity securities		108,773		(134,699)		83,640
Net gain (loss) on asset valuation		74,886		50,463		20,974
Gain on the sale of non-current assets held for sale		48,589		10,487		13,631
Other income (3)		406,734		416,082		288,013
Total other income	Ps.	3,751,306	Ps.	(848,571)	Ps.	389,680

(1) The net variation as of December 31, 2023, and December 31, 2022, corresponds mainly to the effect on the exchange rate variation of (Ps. 988.15) (see note 2.3).

(2) Comparative information has been re-presented due to a discontinued operation disclosed in Note 1.1.

(3) For 2022, includes valuation effect of Bac Holding for Ps. 137,427.

	December 31,		December 31,		December 31,
Other Expense	2023		2022		2021 (1)
Personnel expenses	Ps.	(3,055,168)	Ps.	(2,833,794)	Ps.	(2,634,187)
Taxes and fees		(1,214,559)		(872,341)		(678,613)
Insurance		(618,197)		(524,557)		(480,879)
Consultancy, audit and other fees		(537,972)		(479,043)		(447,130)
Maintenance and repairs		(394,524)		(357,790)		(310,265)
Amortization of intangible assets		(240,804)		(225,137)		(206,688)
Marketing		(233,512)		(207,071)		(174,961)
Depreciation of tangible assets		(218,230)		(219,316)		(209,296)
Depreciation right of use assets		(211,457)		(201,293)		(190,883)
Affiliation contributions and transfers		(168,986)		(252,942)		(212,952)
Warehouse services		(148,633)		(144,739)		(135,625)
Leases (Rent)		(144,276)		(134,691)		(131,552)
Transportation services		(95,520)		(99,296)		(93,707)
Data processing		(85,231)		(77,803)		(62,213)
Losses due to claims		(83,728)		(39,435)		(40,409)
Cleaning and security services		(80,904)		(74,276)		(73,852)
Outsourcing services		(59,599)		(68,779)		(61,522)
Supplies and stationary		(52,074)		(46,114)		(45,736)
Loss from sale of property and equipment		(44,399)		(26,387)		(11,968)
Donations expenses		(31,309)		(36,019)		(3,773)
Adaptation and installation		(28,076)		(30,636)		(28,947)
Travel expenses		(21,345)		(24,249)		(13,295)
Impairment losses other assets		(2,946)		(20,787)		(69,950)
Loss from sale of non-current assets held for sale		(595)		(800)		(2,927)
Other		(574,410)		(412,488)		(468,726)
Total other expense	Ps.	(8,346,454)	Ps.	(7,409,783)	Ps.	(6,790,056)

(1) Comparative information has been re-presented due to a discontinued operation disclosed in Note 1.1.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

31.1          Description of products and services from which each reportable segment derives its income

As a result of the organizational changes made during the last year, the allocation of the segments for December 31, 2023 changed with respect to what was revealed in previous periods, going from a scheme of consolidated entities (8 segments) to groups of entities with homogeneous businesses (4 segments). The types of business that comprise the new segments are detailed below:

–	The “Banking Services” segment comprises the following businesses: Banking Services, fund management and trust businesses, storage companies and entities that manage low-value payment systems.
–	The “Merchant Banking” segment comprises the following businesses: Financial Sector (trust and brokerage), Gas and Energy Sector (includes natural gas and energy transportation and distribution businesses), Infrastructure Sector (includes road infrastructure projects, mainly construction services, and operation and maintenance), Hotel Sector (mainly includes hospitality services), Agribusiness Sector (mainly includes palm oil, rubber and rice businesses).
–	"Pension and Severance Fund Management" segment.
–	“Holding” segment, which is made up of Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.

For comparative purposes, information from previous periods including this modification is being presented, in accordance with the requirements of IFRS 8 Operating Segments.

31.2          Factors used by management to identify reportable segments

Operating segments identified above are based on the relevance of factors such as (i) the nature of the products and services provided and (ii) the geographical locations. Information regarding the performance of operating segments is reviewed by the CODM on a quarterly basis.

With respect to the previous period and as required by IFRS 8 "Operating Segments", the reported figures have been modified to be consistent with 2023.

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

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

31.4          Information on net income, assets and liabilities of reportable operating segments

The following is the detail of the reportable financial information summarized for each segment as of December 31, 2023, 2022 and 2021:

Statement of Financial Position

December 31, 2023

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Assets
Trading assets	Ps.	8,987,130	Ps.	4,339,052	Ps.	2,197,618	Ps.	256	Ps.	(72,935)	Ps.	15,451,121
Investment securities (2)		28,140,335		4,323,998		470,474		2,359,521		(868,635)		34,425,693
Hedging derivatives assets		47,975		687		—		—		—		48,662
Investments in associates and joint ventures		11,825,193		997,597		—		19,060,746		(30,592,853)		1,290,683
Loans, net		174,849,356		2,660,449		—		1,239,785		(2,581,535)		176,168,055
Other assets (3)		30,346,277		44,959,411		903,887		411,537		(2,823,730)		73,797,382
Total assets	Ps.	254,196,266	Ps.	57,281,194	Ps.	3,571,979	Ps.	23,071,845	Ps.	(36,939,688)	Ps.	301,181,596
Liabilities
Customer deposits		177,750,657		8,169,647		1,287		—		(3,934,195)		181,987,396
Financial obligations		41,562,702		21,455,386		97,565		5,512,298		(3,086,612)		65,541,339
Other liabilities (4)		9,258,820		12,134,042		601,505		382,088		(244,010)		22,132,445
Total liabilities	Ps.	228,572,179	Ps.	41,759,075	Ps.	700,357	Ps.	5,894,386	Ps.	(7,264,817)	Ps.	269,661,180

(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	The balance in segment Holding corresponds to a bond issued by BAC International Bank Incorporated acquired by Grupo Aval Limited.
(3)	Includes cash and cash equivalents for Ps. 18,597,861; intangible assets Ps. 18,141,916; other accounts receivable Ps. 25,617,225, tangible assets Ps. 6,995,890; income tax assets Ps. 3,877,749; non-current assets held for sale Ps. 101,184 and other assets Ps. 465,557.
(4)	Includes trading liabilities Ps. 2,154,361; hedging derivative liabilities Ps. 217,566; income tax liabilities Ps. 5,814,987; employee benefits Ps. 907,808; provisions Ps. 1,083,283 and other liabilities Ps. 11,954,440.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Statement of income for 2023

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
External income
Interest income	Ps.	27,293,337	Ps.	1,149,086	Ps.	117,076	Ps.	359,905	Ps.	—	Ps.	28,919,404
Income from commissions and fees (2)		3,243,740		134,252		978,344		—		—		4,356,336
Income from sales of goods and services (2)		107,864		11,069,075		46,617		—		—		11,223,556
Share of profit of equity accounted investees, net of tax		41,277		326,328		—		3,792		—		371,397
Dividends		11,252		115,022		—		—		—		126,274
Net income from other financial instruments mandatory at fair value through profit or loss		—		323,685		—		—		—		323,685
Net trading income		(1,245,312)		34,383		294,784		96		—		(916,049)
Foreign exchange gain (loss), net		1,575,043		692,134		(11,757)		(1,495)		—		2,253,925
Other income (3)		817,906		153,118		28,419		267		—		999,710
Total external income	Ps.	31,845,107	Ps.	13,997,083	Ps.	1,453,483	Ps.	362,565	Ps.	—	Ps.	47,658,238

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	376,228	Ps.	158,256	Ps.	3,588	Ps.	31,624	Ps.	(569,696)	Ps.	—
Income from commissions and fees (2)		29,127		1,979		254		292,641		(324,001)		—
Income from sales of goods and services (2)		2,324		1,844		38,373		—		(42,541)		—
Share of profit of equity accounted investees, net of tax		830,683		(341)		—		642,720		(1,473,062)		—
Dividends		453		1,449		—		—		(1,902)		—
Net trading income		80		2,202		5,315		—		(7,597)		—
Other income (3)		53,109		(446)		(24,025)		835		(29,473)		—
Total intersegment income		1,292,004		164,943		23,505		967,820		(2,448,272)		—
Total income	Ps.	33,137,111	Ps.	14,162,026	Ps.	1,476,988	Ps.	1,330,385	Ps.	(2,448,272)	Ps.	47,658,238

Expenses
Interest expense	Ps.	(19,260,207)	Ps.	(3,471,779)	Ps.	(56,927)	Ps.	(519,869)	Ps.	676,352	Ps.	(22,632,430)
Net impairment loss on financial assets		(4,170,048)		(28,175)		1,965		12,578		1,286		(4,182,394)
Depreciation and amortization		(639,717)		(14,028)		(16,786)		(1,736)		1,776		(670,491)
Expenses from commissions and fees		(910,751)		(16,104)		(104,773)		(430)		28,245		(1,003,813)
Costs and expenses of sales goods and services		(443,840)		(7,498,858)		(79,794)		—		16,895		(8,005,597)
Personnel expenses		(2,672,717)		(147,303)		(195,469)		(39,779)		100		(3,055,168)
Administrative expenses		(4,185,245)		(178,885)		(259,331)		(67,494)		323,953		(4,367,002)
Income tax expense		184,941		(1,268,268)		(172,943)		(56,966)		2,802		(1,310,434)
Other expense (4)		(212,354)		(8,459)		(32,721)		82,111		(82,370)		(253,793)
Total expenses		(32,309,938)		(12,631,859)		(916,779)		(591,585)		969,039		(45,481,122)
Net income for the year	Ps.	827,173	Ps.	1,530,167	Ps.	560,209	Ps.	738,800	Ps.	(1,479,233)	Ps.	2,177,116
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	See note 28, income from contracts with customers.
(3)	Includes Net gain on sale of debt and equity securities for Ps. 108,773; Gain on the sale of non-current assets held for sale Ps. 48,589; net gain in asset valuation Ps. 74,886 and other operating income Ps. 767,462.
(4)	Includes loss from sale of non-current assets held for sale Ps. (595) and other operating expenses Ps. (253,198).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Revenue from contracts with customers at December, 2023

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total

Revenue from contracts with customers (2)	Ps.	3,383,055	Ps.	11,207,150	Ps.	1,063,588	Ps.	292,641	Ps.	(366,542)	Ps.	15,579,892

Timing of revenue recognition
At a point in time		142,134		400,146		75,527		292,641		(304,433)		606,015
Over time		3,240,921		10,807,004		988,061		—		(62,109)		14,973,877
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	See note 28, includes Income from contracts with customers.

Statement of Financial Position December 31, 2022

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
Assets
Trading assets	Ps.	5,689,416	Ps.	—	Ps.	4,147,230	Ps.	2,061,335	Ps.	764	Ps.	(57,338)	Ps.	11,841,407
Investment securities (3)		27,574,684		—		3,364,143		528,607		2,725,950		(518,907)		33,674,477
Hedging derivatives assets		107		—		20,747		—		—		—		20,854
Investments in associates and joint ventures		11,326,522		—		1,143,120		—		18,812,115		(29,858,414)		1,423,343
Loans, net		177,391,660		—		2,455,471		—		1,505,904		(2,237,188)		179,115,847
Other assets (4)		27,794,158		—		42,899,607		932,790		282,691		(2,393,938)		69,515,308
Total assets	Ps.	249,776,547	Ps.	—	Ps.	54,030,318	Ps.	3,522,732	Ps.	23,327,424	Ps.	(35,065,785)	Ps.	295,591,236
Liabilities
Customer deposits	Ps.	170,222,824		—		6,589,578		1,124		—		(3,472,377)		173,341,149
Financial obligations		46,440,671		—		21,296,089		444,647		6,509,111		(2,573,743)		72,116,775
Other liabilities (5)		7,441,514		—		11,273,270		610,809		124,715		(138,655)		19,311,653
Total liabilities	Ps.	224,105,009	Ps.	—	Ps.	39,158,937	Ps.	1,056,580	Ps.	6,633,826	Ps.	(6,184,775)	Ps.	264,769,577

(1)	See note 1.1. “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(3)	The balance in segment Holding corresponds to a bond issued by BAC International Bank Incorporated acquired by Grupo Aval Limited.
(4)	Includes cash and cash equivalents for Ps. 17,032,857; intangible assets Ps. 17,531,081; other accounts receivable Ps. 23,380,573, tangible assets Ps. 7,235,441; income tax assets Ps. 3,633,876; non-current assets held for sale Ps. 92,830 and other assets Ps. 608,650.
(5)	Includes trading liabilities Ps. 1,757,606; Hedging derivative liabilities Ps. 3,568; income tax liabilities Ps. 5,291,487; employee benefits Ps. 890,019; provisions Ps. 1,227,171 and other liabilities Ps. 10,141,802.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Statement of Income for the year 2022

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
External income
Interest income	Ps.	18,321,381	Ps.	—	Ps.	723,488	Ps.	98,302	Ps.	259,861	Ps.	—	Ps.	19,403,032
Income from commissions and fees (3)		2,865,336		—		127,609		881,494		—		—		3,874,439
Income from sales of goods and services (3)		88,093		—		11,986,518		66,716		—		—		12,141,327
Share of profit of equity accounted investees, net of tax		41,904		—		326,448		—		4,425		—		372,777
Dividends		17,696		—		102,192		—		—		—		119,888
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		278,751		—		—		—		278,751
Net trading income		1,207,099		—		388,350		(35,975)		152		—		1,559,626
Foreign exchange loss, net		(1,286,774)		—		(483,627)		(54,771)		(546)		—		(1,825,718)
Other income (4)		583,001		—		(98,871)		(738)		1,090		—		484,482
Discontinued operations (5)		455,908		544,890		—		—		(134,632)		—		866,166
Total external income	Ps.	22,293,644	Ps.	544,890	Ps.	13,350,858	Ps.	955,028	Ps.	130,350	Ps.	—	Ps.	37,274,770

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
Intersegment income
Interest income	Ps.	240,317	Ps.	—	Ps.	110,250	Ps.	7,958	Ps.	172,312	Ps.	(530,837)	Ps.	—
Income from commissions and fees (3)		23,981		—		1,502		3,682		282,924		(312,089)		—
Income from sales of goods and services (3)		26,225		—		1,603		4,573		—		(32,401)		—
Share of profit of equity accounted investees, net of tax		884,067		—		427		—		1,915,871		(2,800,365)		—
Dividends		298		—		1,876		—		—		(2,174)		—
Net trading income		—		—		(387)		(1,639)		—		2,026		—
Foreign exchange loss, net		—		—		—		—		—		—		—
Other income (4)		12,832		—		36		2,906		369		(16,143)		—
Discontinued operations (5)		—		—		—		—		596,648		(596,648)		—
Total intersegment income		1,187,720		—		115,307		17,480		2,968,124		(4,288,631)		—
Total income	Ps.	23,481,364	Ps.	544,890	Ps.	13,466,165	Ps.	972,508	Ps.	3,098,474	Ps.	(4,288,631)	Ps.	37,274,770

Expenses
Interest expense	Ps.	(9,602,059)	Ps.	—	Ps.	(2,030,256)	Ps.	(63,207)	Ps.	(517,383)	Ps.	548,510	Ps.	(11,664,395)
Net impairment loss on financial assets		(2,447,198)		—		(14,266)		(7,782)		(23,840)		(62)		(2,493,148)
Depreciation and amortization		(620,298)		—		(11,492)		(14,486)		(1,766)		2,296		(645,746)
Expenses from commissions and fees		(767,204)		—		(17,175)		(193,124)		(19,992)		26,819		(970,676)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
Costs and expenses of sales goods and services		(487,142)		—		(7,059,820)		(63,049)		—		13,780		(7,596,231)
Personnel expenses		(2,493,399)		—		(123,104)		(168,450)		(48,933)		92		(2,833,794)
Administrative expenses		(3,569,706)		—		(126,670)		(195,071)		(116,899)		304,747		(3,703,599)
Income tax expense		(405,748)		—		(1,753,733)		(92,993)		(18,802)		(128)		(2,271,404)
Other expense (6)		(178,160)		—		(28,251)		(19,152)		(1,185)		104		(226,644)
Total expenses		(20,570,914)		—		(11,164,767)		(817,314)		(748,800)		896,158		(32,405,637)
Net income for the year	Ps.	2,910,450	Ps.	544,890	Ps.	2,301,398	Ps.	155,194	Ps.	2,349,674	Ps.	(3,392,473)	Ps.	4,869,133
(1)	See note 1.1. “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(3)	See note 28, income from contracts with customers.
(4)	Includes Net gain on sale of debt and equity securities for Ps. (134,699); Gain on the sale of non-current assets held for sale Ps. 10,487; net gain in asset valuation Ps. 50,463 and other operating income Ps. 558,231.
(5)	See note 1.1. “Discontinued operations of BAC Holding”.
(6)	Includes loss from sale of non-current assets held for sale Ps. (800) and other operating expenses Ps. (225,844).

Revenue from contracts with customers at December, 2022

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total

Revenue from contracts with customers (3)	Ps.	3,003,635	Ps.	—	Ps.	12,117,232	Ps.	956,465	Ps.	282,924	Ps.	(344,490)	Ps.	16,015,766

Timing of revenue recognition
At a point in time		318,011		—		193,572		62,743		282,924		(289,876)		567,374
Over time		2,685,624		—		11,923,660		893,722		—		(54,614)		15,448,392
(1)	See note 1.1. “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(3)	See note 28, includes Income from contracts with customers.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

Statement of Income of the year 2021

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
External income
Interest income	Ps.	12,304,916	Ps.	—	Ps.	441,586	Ps.	44,907	Ps.	—	Ps.	—	Ps.	12,791,409
Income from commissions and fees (3)		2,506,789		—		94,244		1,194,305		591		—		3,795,929
Income from sales of goods and services (3)		85,268		—		10,309,563		56,083		—		—		10,450,914
Share of profit of equity accounted investees, net of tax		25,486		—		272,646		—		2,085		—		300,217
Dividends		11,551		—		142,418		—		—		—		153,969
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		270,095		—		—		—		270,095
Net trading income		490,743		—		207,794		223,745		(1)		—		922,281
Foreign exchange loss, net		(189,065)		—		(243,430)		(59,150)		230		—		(491,415)
Other income (4)		411,634		—		15,705		(1,297)		867		—		426,909
Discontinued operations (5)		—		10,444,185		—		—		—		—		10,444,185
Total external income	Ps.	15,647,322	Ps.	10,444,185	Ps.	11,510,621	Ps.	1,458,593	Ps.	3,772	Ps.	—	Ps.	39,064,493

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
Intersegment income
Interest income	Ps.	120,669	Ps.	—	Ps.	22,353	Ps.	5,308	Ps.	445,206	Ps.	(593,536)	Ps.	—
Income from commissions and fees (3)		20,209		—		1,821		3,508		283,640		(309,178)		—
Income from sales of goods and services (3)		19,768		—		933		6,117		—		(26,818)		—
Share of profit of equity accounted investees, net of tax		862,945		—		1,139		—		3,406,774		(4,270,858)		—
Dividends		267		—		2,039		—		—		(2,306)		—
Net trading income		(2,040)		—		(318)		(1,987)		—		4,345		—
Foreign exchange loss, net		—		—		(250)		—		—		250
Gain on deconsolidation (loss of control) of subsidiaries (6)		1,303,024		—		—		—		—		(1,303,024)		—
Other income (4)		13,974		—		(1,053)		5,694		137		(18,752)		—
Discontinued operations (5)		1,627,312		64,106		—		—		—		(1,691,418)		—
Total intersegment income		3,966,128		64,106		26,664		18,640		4,135,757		(8,211,295)		—
Total income	Ps.	19,613,450	Ps.	10,508,291	Ps.	11,537,285	Ps.	1,477,233	Ps.	4,139,529	Ps.	(8,211,295)	Ps.	39,064,493

Expenses
Interest expense	Ps.	(3,745,070)	Ps.	—	Ps.	(1,028,343)	Ps.	(40,247)	Ps.	(443,209)	Ps.	596,039	Ps.	(4,660,830)
Net impairment loss on financial assets		(2,714,672)		—		(9,177)		(6,943)		—		9,709		(2,721,083)
Depreciation and amortization		(585,650)		—		(9,434)		(15,637)		(1,811)		5,665		(606,867)
Expenses from commissions and fees		(625,788)		—		(13,587)		(131,503)		(563)		39,699		(731,742)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
Costs and expenses of sales goods and services		(479,775)		—		(6,830,460)		—		—		(41,744)		(7,351,979)
Personnel expenses		(2,331,813)		—		(107,959)		(172,539)		(37,293)		15,417		(2,634,187)
Administrative expenses		(3,131,934)		—		(100,585)		(232,314)		(99,532)		354,758		(3,209,607)
Income tax expense		(601,377)		—		(1,476,571)		(191,886)		(53,555)		(39)		(2,323,428)
Other expense (7)		(98,699)		—		(112,146)		(105,961)		(439)		(22,150)		(339,395)
Discontinued operations (5)		—		(8,816,873)		—		—		—		—		(8,816,873)
Total expenses		(14,314,778)		(8,816,873)		(9,688,262)		(897,030)		(636,402)		957,354		(33,395,991)
Net income for the year	Ps.	5,298,672	Ps.	1,691,418	Ps.	1,849,023	Ps.	580,203	Ps.	3,503,127	Ps.	(7,253,941)	Ps.	5,668,502
(1)See note 1.1. “Discontinued operations of BAC Holding”.
(2)Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(3)See note 28, income from contracts with customers.
(4)Includes net gain on sale of debt and equity securities for Ps. 83,640; gain on the sale of non-current assets held for sale Ps. 13,631; net gain in asset valuation Ps. 20,974 and other operating income Ps. 308,664.
(5)Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022. Includes recognition of the spin-off of MFG from the BAC Holding segment to the Banco de Bogotá segment.
(6)Corresponds to deconsolidation of Porvenir from the Banco de Bogotá segment.
(7)Includes loss from sale of non-current assets held for sale Ps. (2,927) and other operating expenses Ps. (336,468).

Revenue from contracts with customers at December, 2021

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total

Revenue from contracts with customers (3)	Ps.	2,632,034	Ps.	—	Ps.	10,406,561	Ps.	1,260,013	Ps.	284,231	Ps.	(335,996)	Ps.	14,246,843

Timing of revenue recognition
At a point in time		273,025		—		139,770		54,701		284,231		(291,523)		460,204
Over time		2,359,009		—		10,266,791		1,205,312		—		(44,473)		13,786,639
(1)	See note 1.1. “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(3)	See note 28, includes Income from contracts with customers.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

31.5          Analysis of Revenues by Products and Services

Grupo Aval’s revenues are analyzed in each segment by products and services, in the statement of income.

31.6          Income by Country

Grupo Aval’s revenues for each individual country for which revenues are significant, are the following during the years ended December 31, 2023, 2022 and 2021:

		December 31, 2023

		Country
		Colombia		Panamá		Barbados		Perú		Other countries (1)		Total income
Interest income	Ps.	26,954,361	Ps.	1,852,433	Ps.	62,818	Ps.	49,582	Ps.	210	Ps.	28,919,404
Income from commissions and fees		4,196,458		157,526		2,116		119		117		4,356,336
Commissions on banking services		1,526,772		134,216		2,116		119		117		1,663,340
Fees on credit cards		986,721		22,751		—		—		—		1,009,472
Pension and severance fund management		978,504		—		—		—		—		978,504
Trust activities		463,194		—		—		—		—		463,194
Storage services		188,191		—		—		—		—		188,191
Commissions on drafts, checks and checkbooks		22,382		559		—		—		—		22,941
Office network services		21,638		—		—		—		—		21,638
Other commissions		9,056		—		—		—		—		9,056
Share of profit of equity accounted investees, net of tax		371,397		—		—		—		—		371,397
Dividends		119,988		6,286		—		—		—		126,274
Income from sales of goods and services		10,305,957		—		—		917,599		—		11,223,556
Energy and gas E&G		5,263,794		—		—		894,822		—		6,158,616
Infrastructure		3,954,197		—		—		—		—		3,954,197
Hotels		576,118		—		—		22,777		—		598,895
Agribusiness		296,804		—		—		—		—		296,804
Other services		215,044		—		—		—		—		215,044
Other income		2,500,392		155,595		(294)		5,584		(6)		2,661,271
Total income	Ps.	44,448,553	Ps.	2,171,840	Ps.	64,640	Ps.	972,884	Ps.	321	Ps.	47,658,238
(1)	Costa Rica and Grand Cayman.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

		December 31, 2022

		Country
		Colombia		Panamá		Barbados		Perú		Other countries (1)		Total income
Interest income	Ps.	17,882,243	Ps.	1,445,425	Ps.	41,664	Ps.	33,550	Ps.	150	Ps.	19,403,032
Income from commissions and fees		3,731,370		140,491		2,398		46		134		3,874,439
Commissions on banking services		1,410,232		120,512		2,398		46		134		1,533,322
Pension and severance fund management		885,420		—		—		—		—		885,420
Fees on credit cards		816,587		19,459		—		—		—		836,046
Trust activities		353,285		—		—		—		—		353,285
Storage services		187,237		—		—		—		—		187,237
Other commissions		29,013		—		—		—		—		29,013
Commissions on drafts, checks and checkbooks		24,661		520		—		—		—		25,181
Office network services		24,935		—		—		—		—		24,935
Share of profit of equity accounted investees, net of tax		372,777		—		—		—		—		372,777
Dividends		108,343		11,545		—		—		—		119,888
Income from sales of goods and services		11,198,953		—		—		942,374		—		12,141,327
Energy and gas E&G		4,797,942		—		—		920,866		—		5,718,808
Infrastructure		5,330,193		—		—		—		—		5,330,193
Hotels		510,829		—		—		21,508		—		532,337
Agribusiness		340,984		—		—		—		—		340,984
Other services		219,005		—		—		—		—		219,005
Other income		370,640		115,657		(616)		11,146		314		497,141
Total income from continuing operations	Ps.	33,664,326	Ps.	1,713,118	Ps.	43,446	Ps.	987,116	Ps.	598	Ps.	36,408,604
Discontinued operations (2)		866,166		—		—		—		—		866,166
Total income		34,530,492		1,713,118		43,446		987,116		598		37,274,770

(1)     Costa Rica and Grand Cayman.

(2)     Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

		December 31, 2021

		Country
		Colombia		Panamá		Barbados		Perú		Other countries (1)		Total income
Interest income	Ps.	11,683,436	Ps.	1,058,684	Ps.	27,652	Ps.	21,037	Ps.	600	Ps.	12,791,409
Income from commissions and fees		3,681,566		110,506		2,664		786		407		3,795,929
Commissions on banking services		1,264,012		96,966		2,664		786		407		1,364,835
Pension and severance fund management		1,199,068		—		—		—		—		1,199,068
Fees on credit cards		658,030		13,101		—		—		—		671,131
Trust activities		336,637		—		—		—		—		336,637
Storage services		169,386		—		—		—		—		169,386
Commissions on drafts, checks and checkbooks		24,748		439		—		—		—		25,187
Office network services		18,914		—		—		—		—		18,914
Other commissions		10,771		—		—		—		—		10,771
Share of profit of equity accounted investees, net of tax		300,217		—		—		—		—		300,217
Dividends		148,091		5,878		—		—		—		153,969
Income from sales of goods and services		9,416,207		—		—		1,034,707		—		10,450,914
Energy and gas E&G		3,850,399		—		—		1,023,879		—		4,874,278
Infrastructure		4,662,912		—		—		—		—		4,662,912
Hotels		274,864		—		—		10,828		—		285,692
Agribusiness		218,511		—		—		—		—		218,511
Other services		409,521		—		—		—		—		409,521
Other income		966,253		158,525		2,009		881		202		1,127,870
Total income from continuing operations	Ps.	26,195,770	Ps.	1,333,593	Ps.	32,325	Ps.	1,057,411	Ps.	1,209	Ps.	28,620,308
Discontinued operations (2)		10,444,185		—		—		—		—		10,444,185
Total income		36,639,955		1,333,593		32,325		1,057,411		1,209		39,064,493

______________________________

(1)	Costa Rica and Grand Cayman.
(2)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

During the years ended December 31, 2023, 2022 and 2021, Grupo Aval reported no concentration of revenue in customers with more than a 10% share of revenue from ordinary activities.

The foregoing analysis is based on the customer's domicile. Income from off- shore entities of Colombian customers are reported as income from Colombia. The revenues include income from interest, fees, commissions and other operating income.

31.7          Non-current assets by Country

The main non-current assets are detailed below according to the presentation based on the degree of liquidity for each country for the periods ending December 31, 2023 and 2022:

December 31, 2023	(1) Own – use Property, plant and equipment, net		(2) Intangible assets
Colombia	Ps.	3,979,113	Ps.	15,303,358
Panamá		326,976		258,404
Perú		121,544		2,579,249
Barbados		170		905
Total	Ps.	4,427,803	Ps.	18,141,916

December 31, 2022	(1) Own – use Property, plant and equipment, net		(2) Intangible assets
Colombia	Ps.	4,173,701	Ps.	14,239,986
Panamá		431,409		334,463
Perú		124,953		2,956,379
Barbados		179		253
Total	Ps.	4,730,242	Ps.	17,531,081

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

The table below shows the total assets of unconsolidated structured entities in which Grupo Aval had an interest at the reporting date and its maximum exposure to loss in relation to those interests:

Nature and risks associated with Grupo Aval’s interests in unconsolidated structured entities

	Grupo		Funds
	Aval’s managed		managed by
December 31, 2023	funds		other entities		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	3,680,026	Ps.	2,567,099	Ps.	6,247,125
Other account receivables		31,629		533		32,162
Total assets in relation to Grupo Aval’s interests in the unconsolidated structured entities		3,711,655		2,567,632		6,279,287
Grupo Aval’s maximum exposure (*)	Ps.	3,711,655	Ps.	2,567,632	Ps.	6,279,287

(*) Represent 2.08%, respectively of the Grupo Aval’s managed funds total assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	Grupo		Funds
	Aval’s managed		managed by
December 31, 2022	funds		other entities		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	4,427,288	Ps.	1,602,297	Ps.	6,029,585
Other account receivables		29,862		—		29,862
Total assets in relation to Grupo Aval’s interests in the unconsolidated structured entities		4,457,150		1,602,297		6,059,447
Grupo Aval’s maximum exposure (*)	Ps.	4,457,150	Ps.	1,602,297	Ps.	6,059,447

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

Sales and repurchase agreements are transactions in which Grupo Aval sells securities and simultaneously agrees to repurchase them (or assets that are substantially the same) at a fixed price on a future date. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because Grupo Aval sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2023, the financial assets held for trading that are being used as collateral under repurchase agreements amounted to Ps. 2,853,286 (December 31, 2022 Ps. 1,998,733) see note 5.1.1 (only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC),  the financial investments debt securities at amortized cost that are being used as collateral under repurchase agreements amounted to Ps.3,208,890 (December 31, 2022 Ps. 1,379,758) see note 9.3.1 and the financial investments debt securities FVOCI that are being used as collateral under repurchase agreements amounted to Ps. 10,786,312 (December 31, 2022 Ps. 7,713,235) see note 5.1.2 (only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC).

ii.	Securities lending

As of December 31, 2023, and 2022 Grupo Aval has not recorded securities lending.

Transfer of financial assets that are derecognized in their entirety.

i.          Securitizations

As of December 31, 2023, and 2022 Grupo Aval has not recorded securitizations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

Balances as of the year ended December 31, 2023 and 2022, with related parties, are detailed in the following tables:

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2023	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Cash and equivalents	Ps.	-	Ps.	-	Ps.	-	Ps.	863	Ps.	-
Financial assets in investments		-		-		1,533,531		2,008,318		-
Financial assets in credit operations		14,141		7,537		742,607	(**)	2,884,514		138,645
Accounts receivable		28		12		34,908		1,945,671		68
Other assets		-		-		12,651		59,511		-

Liabilities
Deposits	Ps.	187,385	Ps.	27,531	Ps.	95,101	Ps.	1,420,051	Ps.	15,432
Accounts payable		683		314		20,173		417,908		2
Financial obligations		85		1,237		3		4,774		-
Other liabilities		-		-		61		53		-

(*) Include family members

(**) Includes two loans for Ps. 1,037,413 at 36 months with SOFR rate 3M + 3.5% and Ps. 202,371 at 24 months with IBR rate 3M + 4.5% , granted to an entity controlled by the ultimate beneficial owner of the Group (See note 1.1 B)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2022	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Cash and equivalents	Ps.	—	Ps.	—	Ps.	—	Ps.	292	Ps.	—
Financial assets in investments		—		—		1,798,710		3,047,516		—
Financial assets in credit operations		18,375		8,822		553,830	(**)	3,228,184		161,569
Accounts receivable		35		19		14,288		2,154,112		6
Other assets		—		—		7,941		28,290		3,028

Liabilities
Deposits	Ps.	260,079	Ps.	29,704	Ps.	176,414	Ps.	1,099,251	Ps.	14,351
Accounts payable		292		214		19,983		153,676		5,033
Financial obligations		13		74		—		20,279		—
Other liabilities		—		—		7,032		114		—

(*) Include family members

(**) Includes two loans for Ps. 1,303,971 at 36 months with SOFR rate 3M + 3.5% and Ps. 201,954 at 24 months with IBR rate 3M + 4.5% , granted to an entity controlled by the ultimate beneficial owner of the Group (See note 1.1 B)

Transactions during the years ended as of December 31, 2023, 2022 and 2021, with related parties are as follows:

a.	Profit or loss

	Individuals					Entities
	Individuals with									Entities with
	control			Key		Associates		Entities		significant
	over Grupo			management		and joint		controlled by		influence by
December 31, 2023	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	550	Ps.	611	Ps.	92,029	Ps.	618,120	Ps.	24,009
Fee income and commissions		4		25		28,853		157,205		33
Leases		—		—		1,574		76		—
Other income		3		14		480,565		30,809		51

Expenses
Financial expenses	Ps.	(4,412)	Ps.	(3,581)	Ps.	(10,337)	Ps.	(80,165)	Ps.	(281)
Fee expenses and commissions		(4)		(2,801)		(91,646)		(4,044)		(171)
Operating expenses		(706)		(15,735)		(408)		(5,517)		—
Other expenses		(11)		(8)		(173,899)		(100,632)		—

(*) Include family members

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2022	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	501	Ps.	578	Ps.	45,585	Ps.	342,962	Ps.	20,418
Fee income and commissions		3		69		29,161		169,629		6
Leases		—		—		1,499		—		—
Other income		5		6		510,803		28,818		36

Expenses
Financial expenses	Ps.	(2,458)	Ps.	(2,253)	Ps.	(13,370)	Ps.	(119,330)	Ps.	(211)
Fee expenses and commissions		(4)		(2,153)		(59,554)		(5,028)		(400)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	Individuals		Entities
Entities
with
	Individuals with			Entities	significant
	control	Key	Associates	controlled	influence
	over Grupo	management	and joint	by	by
December 31, 2022	Aval (*)	personnel (*)	ventures	individuals	individuals
Operating expenses	(905)	(11,277)	(502)	(3,181)	—
Other expenses	(8)	(3,190)	(213,080)	(98,920)	(35)

(*) Include family members

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2021	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	294	Ps.	439	Ps.	18,333	Ps.	60,964	Ps.	11,224
Fee income and commissions		4		51		30,417		120,642		6
Leases		—		—		1,459		81		—
Other income		7		14		340,583		15,867		20

Expenses
Financial expenses	Ps.	(857)	Ps.	(391)	Ps.	(1,034)	Ps.	(31,879)	Ps.	(127)
Fee expenses and commissions		(4)		(1,862)		(39,278)		(1,466)		(338)
Operating expenses		(308)		(9,829)		(327)		(2,648)		—
Other expenses		(3)		(2,868)		(84,328)		(49,364)		—

(*) Include family members

b.	Compensation of Key Management Personnel

The compensation received by the key personnel of the management comprises the following:

	Year ended as of
	December 31,		December 31,		December 31,
Items	2023		2022		2021
Salaries	Ps.	36,222	Ps.	34,852	Ps.	34,250
Short term benefits for employees		6,741		17,686		14,761
Termination benefits		8,754		—		—
Long term benefits for employees		—		—		425
Fee		2,418		1,917		1,871
Total	Ps.	54,135	Ps.	54,455	Ps.	51,307

Transactions with our related parties correspond primarily to the normal course of banking business activities carried out under market conditions. Such transactions include demand and saving deposits, time deposits, commercial, consumer and mortgage loans, financial leases, payment of dividends and or interest.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

NOTE 35 – SUBSEQUENT EVENTS

1.	The General Meeting of Shareholders that took place on March 20, 2024, approved the following:

Net income for period ended December 31, 2023 included in the unconsolidated financial statements of Grupo Aval	Ps.	723,037
Occasional reserve release at the disposal of the General Meeting of Shareholders	Ps.	7,220,883
Total Income available for disposal of the General Meeting of Shareholders	Ps.	7,943,920
Dividends

To distribute a cash profit of Ps. 2 per share per month during the months of April 2024 to March 2025, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting.

Total dividends declared	Ps.	569,843
Total shares outstanding		23,743,475,754

To Occasional reserve at the disposal of General Meeting of Shareholders	Ps.	7,374,077

2.	In a meeting held on February 26, 2024, Grupo Aval’s Board of Directors approved the presentation of the consolidated financial statements under Colombian IFRS and the accompanying notes for the period ended December 31, 2023, for consideration of the General Meeting of Shareholders.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ María Lorena Gutiérrez Botero
	Name:	María Lorena Gutiérrez Botero
	Title:	President

Date: April 16, 2024