Form 20-F
period 2024-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2025-04-28
CIK 1504764

a

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Preferred shares: 7,542,263,255

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso”, “pesos”, or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars”, “dollars” or “U.S.$” are to United States dollars. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of Ps 4,409.2 per U.S.$1.00, which was the representative market rate published on December 31, 2024. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 22, 2025 the representative market rate was Ps 4,283.22 per U.S. $1.00.

Definitions

In this annual report, unless otherwise indicated or the context otherwise requires, the terms:

●	“Aval Banca de Inversión” means Aval Banca de Inversión S.A.S.;
●	“Aval Casa de Bolsa” after January 27, 2025 means Aval Casa de Bolsa S.A. As of December 31, 2024 this company was named Casa de Bolsa S.A.;
●	“Aval Fiduciaria” after January 27, 2025 means Aval Fiduciaria S.A. As of December 31, 2024 this company was named Fiduciaria Corficolombiana S.A.;
●	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

●	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;
●	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;
●	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;
●	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., and their respective consolidated subsidiaries;
●	“BHI” means BAC Holding International, Corp. (formerly Leasing Bogotá S.A., Panamá or LB Panamá) and its consolidated subsidiaries;
●	“Corficolombiana” or “Corfi” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;
●	“Grupo Aval”, “we”, “us”, “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;
●	“Multi Financial Group” or “MFG” means Multi Financial Group Inc. and its consolidated subsidiaries.
●	“Multi Financial Holding” or “MFH” means Multi Financial Holding Inc. and its consolidated subsidiaries.
●	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary; and
●	“Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a supervisory authority ascribed to the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), or the “Ministry of Finance”, holding the inspection, supervision and control authority over the individuals or entities involved in financial activities, securities markets, insurance and any other operations related to the management, use or investment of resources collected from the public, as well as inspection and supervision authority over the holding companies of financial conglomerates in Colombia.

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

Financial statements

We are a financial holding company and an issuer of securities in Colombia registered with the National Registry of Shares and Issuers (Registro Nacional de Emisores y Valores), and in this capacity, we are subject to inspection and surveillance by the Superintendency of Finance and required to comply with corporate governance and periodic reporting requirements to which all financial holdings and issuers are subject. We are not a financial institution in Colombia and we are not supervised or regulated as a financial institution. Since February 6, 2019, we are subject to the inspection and surveillance of the Superintendency of Finance as the financial holding company of the Aval Financial Conglomerate and we are required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”. All of our Colombian financial subsidiaries, including Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and their respective financial subsidiaries, are entities under the direct comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Our consolidated financial statements at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023, and 2022 are included in this annual report and referred to as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the audited consolidated financial statements included herein in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), which we refer to as “IFRS”.

We and our Colombian subsidiaries prepare consolidated financial statements for publication in Colombia under IFRS as adopted by the Superintendency of Finance in accordance with Decree 1851 of 2013 and 3023 of 2013, as modified by Decrees 2420 and 2496 of 2015, 2131 of 2016, 2170 of 2017, 2483 of 2018, 2270 of 2019, 1432 of 2020, 938 of 2021 and 1611 of 2022.

Separate financial statements for us and our financial subsidiaries in Colombia are based on IFRS issued by the IASB in Spanish as of December 31, 2024 (which we refer to as “Colombian IFRS”), and pursuant to certain requirements under Colombian regulations. As a result, rules subsequently issued by the IASB are not applicable under Colombian IFRS. Our separate financial statements for local purposes, differ from IFRS as issued by the IASB in the following principal aspects:

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

Our consolidated statement of financial position and statement of income reflect information prepared under IFRS. Comparative disclosures of financial and operating performance of our Colombian banking subsidiaries, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and that of our competitors are based on separate information prepared under Colombian IFRS as reported to the Superintendency of Finance. These separate financial statements under Colombian IFRS do not reflect the consolidation of subsidiaries such as Corficolombiana or MFH, among others, are not intended to reflect the consolidated financial results of Grupo Aval and are not necessarily indicative of the results for any other future period. We include certain ratios in this annual report to compare us to our principal competitors, such as ROAA, ROAE, operational efficiency and asset quality indicators, among others.

“Grupo Aval aggregate” data reflects the sum of the separate financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas) or our four Colombian trust and subsidiaries (Aval Fiduciaria, Fiduciaria Bogotá, Fiduciaria de Occidente and Fiduciaria Popular) as reported to the Superintendency of Finance under Colombian IFRS.

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

●	changes in Colombian, regional and international business and economic, political or other conditions;

●	developments affecting Colombian and international capital and financial markets;
●	Government regulation and tax matters and developments affecting our company and industry;
●	declines in the oil and affiliated services sector in the Colombian and global economies;
●	increases in defaults by our customers;
●	increases in goodwill impairment losses, or other impairments;
●	decreases in deposits, customer loss or revenue loss;
●	increases in allowances for contingent liabilities;
●	our ability to sustain or improve our financial performance;
●	increases in inflation rates, particularly in Colombia;
●	the level of penetration of financial products and credit in Colombia;
●	Central bank monetary policies in Colombia and in other relevant geographies;
●	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;
●	decreases in the spread between investment yields and implied interest rates in annuities;
●	movements in exchange rates;
●	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;
●	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;
●	decreases in the level of capitalization of our subsidiaries;
●	changes in market values of Colombian, particularly Colombian Government securities;
●	adverse legal or regulatory disputes or proceedings;
●	successful integration and future performance of acquired businesses or assets;
●	natural disasters, public health crises or internal security issues affecting countries where we operate;
●	loss of any key member of our senior management; and
●	other risk factors as set forth under “Item 3. Key Information—D. Risk factors”.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.          Offer statistics

Not applicable.

B.          Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.[Reserved]

Selected financial data

The following financial data of Grupo Aval at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been derived from our audited consolidated financial statements prepared in accordance with IFRS, included in this report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and Financial Review and Prospects” included in this annual report.

Statement of income data

IFRS

	Grupo Aval
	For the years ended December
	2024	2023	2022

	(in Ps billions, except share and per share data)
Total interest income	28,181.9	28,919.4	19,403.0
Total interest expense	(20,914.3)	(22,632.4)	(11,664.4)
Net interest income	7,267.6	6,287.0	7,738.6
Impairment loss on loans and other accounts receivable	(4,755.1)	(4,751.0)	(3,120.4)
Impairment (loss) recovery on other financial assets	(4.2)	12.9	(16.7)
Recovery of charged-off financial assets	574.3	555.8	644.0
Net impairment loss on financial assets	(4,185.0)	(4,182.4)	(2,493.1)
Net interest income, after impairment losses	3,082.6	2,104.6	5,245.5
Net income from commissions and fees	3,583.8	3,352.5	2,903.8
Gross profit from sales of goods and services	2,477.4	3,218.0	4,545.1
Net trading income (loss)	1,404.4	(916.0)	1,559.6
Net income from other financial instruments mandatorily at fair value through profit or loss	350.9	323.7	278.8
Other income	890.7	3,751.3	(848.6)
Other expenses	(8,651.8)	(8,346.5)	(7,409.8)
Net income before tax expense	3,137.9	3,487.6	6,274.4
Income tax	(946.4)	(1,310.4)	(2,271.4)
Net income from continuing operations	2,191.5	2,177.1	4,003.0
Net income from discontinued operations, net of tax	—	—	866.2
Net income for the year	2,191.5	2,177.1	4,869.1

Net income for the year attributable to:

Net income for the period from continuing operations	1,015.1	739.0	1,888.9
Net income for the period from discontinued operations, net of tax	—	—	594.0
Owners of the parent	1,015.1	739.0	2,482.9

Net income for the period from continuing operations	1,176.4	1,438.1	2,114.1
Net income for the period from discontinued operations, net of tax	—	—	272.2
Non-controlling interest	1,176.4	1,438.1	2,386.2

Net income for the year	2,191.5	2,177.1	4,869.1

Earnings per 1,000 shares (basic and diluted earnings):
Common shares (in pesos)	42,752.2	31,124.5	107,287.0
Earnings per 1,000 shares (basic and diluted earnings):
Preferred shares (in pesos)	42,752.2	31,124.5	107,287.0
Dividends per 1,000 shares:
Common and preferred shares (in pesos)	27,600.0	24,000.0	43,200.0

Weighted average number of shares:
Outstanding common shares in thousands	16,201,502.9	16,202,376.2	15,760,496.8
Outstanding preferred shares in thousands	7,541,972.8	7,541,099.6	7,381,968.6
Outstanding common and preferred shares in thousands	23,743,475.8	23,743,475.8	23,142,465.4

Statement of financial position data

	Grupo Aval
	At December 31,
	2024	2023

	(in Ps billions)
Assets:
Cash and cash equivalents	16,998.9	18,597.9
Trading assets	20,163.2	15,451.1
Investment securities	39,162.6	34,425.7
Hedging derivative assets	54.0	48.7
Total loans, net	190,129.5	176,168.1
Other accounts receivables, net	27,958.4	25,617.2
Non-current assets held for sale	105.2	101.2
Investments in associates and joint ventures	1,430.6	1,290.7
Tangible assets	7,243.4	6,995.9
Concession arrangement rights	14,314.6	13,557.3
Goodwill	2,223.6	2,202.2
Other intangible assets	2,758.3	2,382.4
Income tax assets	4,778.1	3,877.7
Other assets	538.9	465.6
Total assets	327,859.4	301,181.6

Liabilities:
Trading liabilities	1,011.9	2,154.4
Hedging derivatives liabilities	21.7	217.6
Customer deposits	200,872.2	181,987.4
Interbank borrowings and overnight funds	18,509.8	15,081.9
Borrowings from banks and others	28,098.2	27,031.6
Bonds issued	26,215.8	23,427.8
Provisions	1,102.7	1,083.3
Income tax liabilities	5,864.0	5,815.0
Employee benefits	1,003.3	907.8
Other liabilities	11,997.0	11,954.4
Total liabilities	294,696.5	269,661.2

Equity:
Attributable to the owners of the parent
Subscribed and paid-in capital	23.7	23.7
Additional paid-in capital	9,508.1	9,571.4
Retained earnings	8,163.4	7,731.8
Other comprehensive income	(244.0)	(544.2)
Equity attributable to owners of the parent	17,451.3	16,782.7
Non-controlling interest	15,711.7	14,737.7
Total equity	33,162.9	31,520.4
Total liabilities and equity	327,859.4	301,181.6

Ratios and Measures of Financial Performance

The tables in this section, and elsewhere in this annual report, provide the calculation of certain ratios and measures of financial performance, which are used by our management to analyze the evolution and results of our company. Although calculated using IFRS inputs, the ratios and measures of financial performance as determined and measured by us should not be compared to similarly titled measures reported by other companies, as other companies may calculate and report such measures differently. The Company considers these measurements useful for investors, regulators, management and others to evaluate our performance and compare us against other financial institutions.

	Grupo Aval
	At and for the year ended December 31,
	2024	2023	2022(1)

	(in percentages, unless otherwise
	indicated)
Profitability ratios:
Net interest margin(2)	3.2%	2.9%	3.8%
Net interest margin including trading investment income(2)	3.4%	3.4%	3.7%
ROAA(3)	0.7%	0.7%	1.6%
ROAE(4)	6.0%	4.5%	14.0%
Efficiency ratios(5):
Cost to income	54.2%	52.1%	45.8%
Cost to assets	2.7%	2.8%	2.7%
Capital ratios:
Period-end equity as a percentage of period-end total assets	10.1%	10.5%	10.4%
Tangible equity ratio(6)	8.7%	9.1%	9.1%
Credit quality data:
Cost of risk: Impairment loss on loans and other accounts receivable / average gross loans(7)	2.5%	2.6%	1.9%
Cost of risk, net: Impairment loss on loans and other accounts receivable, net / average gross loans(7)(8)	2.2%	2.3%	1.5%
Charge-offs as a percentage of average gross loans(7)	2.9%	2.3%	1.9%
Loans past due more than 30 days / gross loans(7)	5.3%	5.5%	4.3%
Loans past due more than 90 days / gross loans(7)	4.0%	4.0%	3.3%
Loans classified as Stage 2 / gross loans(7)	4.8%	4.9%	6.5%
Loans classified as Stage 3 / gross loans(7)	6.7%	6.8%	6.4%
Loans classified as Stage 2 and Stage 3 / gross loans(7)	11.5%	11.7%	12.8%
Loss allowance as a percentage of loans past due more than 30 days	94.5%	98.8%	116.1%
Loss allowance as a percentage of loans past due more than 90 days	125.2%	135.7%	155.0%
Loss allowance for Stage 2 loans as a percentage of Stage 2 loans(7)	12.8%	14.1%	12.1%
Loss allowance for Stage 3 loans as a percentage of Stage 3 loans(7)	51.4%	55.2%	54.0%
Loss allowance for Stage 2 and Stage 3 loans as a percentage of Stage 2 and Stage 3 loans(7)	35.4%	37.9%	32.9%
Loss allowance as a percentage of gross loans(7)	5.0%	5.4%	5.0%
Operational data (in units):
Number of customers of the banks(9)	16,186,406	15,402,972	14,901,128
Number of employees(10)	70,271	74,036	77,043
Number of branches(11)	1,015	1,020	1,124
Number of ATMs(11)	2,853	2,909	3,174
(1)	In March 2022, Banco de Bogotá completed the spin-off of 75% of its equity interest in BHI resulting in the loss of control of the previously consolidated subsidiary. Income statement information presented under financial and operating data refers to continuing operations unless otherwise noted.
(2)	Net interest margin is calculated as net interest income divided by the total average interest-earning assets of continuing operations. Net interest margin including net trading income is calculated as the sum of net interest income and net trading income, divided by the sum of the total average interest-earning assets and average fixed income and equity trading assets. Average interest-earning assets for 2024, 2023 and 2022 are calculated as the sum of interest-earning assets for continuing operations at each quarter-end during the applicable year and the prior year end divided by five. Average fixed income and equity trading assets for 2024, 2023 and 2022 are calculated as the sum of fixed income and equity trading assets for continuing operations at each quarter-end during the applicable year and the prior year end divided by five.

(3)	For the years ended December 31, 2024, 2023 and 2022, ROAA is calculated as net income divided by consolidated average assets. Consolidated average assets for 2024, 2023 and 2022 are calculated as the sum of consolidated assets at each quarter-end during the applicable year and the prior year end divided by five.
(4)	For the years ended December 31, 2024, 2023 and 2022, ROAE is calculated as net income attributable to owners of the parent divided by consolidated average equity attributable to owners of the parent. Consolidated average equity attributable to owners of the parent for 2024, 2023 and 2022 is calculated as the sum of consolidated equity attributable to owners of the parent at each quarter-end during the applicable year end and the prior year end divided by five.
(5)	Our cost to income ratio is calculated as Other Expenses (see Note 30 of our audited consolidated financial statements), divided by total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading (loss) income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income). Our cost to assets ratio is calculated as Other expenses divided by consolidated average assets. Consolidated average assets for 2024, 2023 and 2022 are calculated as the sum of consolidated assets at each quarter-end during the applicable year and the prior year end divided by five.
(6)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets, excluding those related to concession arrangements rights, Ps 14,314.6 billion in 2024, Ps 13,557.3 billion in 2023 and Ps 13,242.7 billion in 2022) divided by total assets minus intangible assets (as defined before).
(7)	Gross loans for continuing operations exclude interbank and overnight funds of continuing operations (Ps 705.1 billion in 2024, Ps 392.6 billion in 2023 and Ps 5,967.7 billion in 2022) as these are short-term liquidity operations generally not subject to deterioration. Average gross loans for 2024, 2023 and 2022 are calculated as the sum of gross loans at each quarter-end during the applicable year and the prior year end divided by five. Total gross loan portfolio includes Interbank and overnight funds. Throughout this document charge-offs and write-offs refer to the same concept.
(8)	Impairment (loss) on loans and other accounts receivable, net refers to Impairment (loss) on loans and other accounts receivable minus Recovery of charged-off financial assets.
(9)	Reflects the aggregated customers of our banking subsidiaries. Customers of more than one of our Colombian banking subsidiaries and MFG are counted separately for each banking subsidiary.
(10)	Number of employees of continuing operations is defined as the sum of direct, temporary and outsourced personnel in financial entities (40,710 in 2024, 41,923 in 2023 and 45,122 in 2022), call-centers (7,437 in 2024, 7,255 in 2023 and 7,840 in 2022) and employees of non-financial entities of Corficolombiana (22,124 in 2024, 24,858 in 2023 and 24,081 in 2022).
(11)	Reflects the aggregated number of full-service branches or ATMs of our Colombian banking subsidiaries and MFG, as applicable, located throughout Colombia and Panama.

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

The following table sets forth ROAA, ROAE and Net income attributable to non-controlling interest divided by net income for Grupo Aval for the indicated years:

	Year ended December 31,
	2024	2023	2022

	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	314,632.8	298,489.0	297,125.3
Average equity attributable to owners of the parent(2)	16,958.5	16,454.5	17,779.5
Net income	2,191.5	2,177.1	4,869.1
Net income attributable to owners of the parent	1,015.1	739.0	2,482.9
Net income attributable to non-controlling interest	1,176.4	1,438.1	2,386.2
ROAA(1)	0.7%	0.7%	1.6%
ROAE(2)	6.0%	4.5%	14.0%
Net income attributable to non-controlling interest divided by net income	53.7%	66.1%	49.0%

(1)	For the methodology used to calculate Average assets and ROAA, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(2)	For the methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (4) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.

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

Summary

The following summarizes some, but not all, of the risks provided below. Please carefully consider all the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

●	Risks relating to Colombia and other countries in which we operate
o	we are exposed to adverse economic, political and social conditions in Colombia and other countries in which we operate, including variations in the exchange rates or downgrades in credit ratings of sovereign debt securities;
o	we are exposed to the vulnerability to external shocks of the Colombian economy;
o	we are exposed to internal security issues that have had or could have a negative effect on the Colombian economy;
o	we are exposed to political and economic instability in the region and in the Middle East;
o	we are exposed to changes in Government policies and actions, as well as judicial decisions that could significantly affect the local economy;
o	we are exposed to legal claims about violations of anti-corruption laws and other laws in the jurisdictions in which we operate;
o	we are exposed to risks related to our partaking in government enforcement actions and/or ongoing governmental investigations;
o	we are exposed to changes in tax regulations or the interpretation thereof that could result in new or higher taxes as well as Colombian tax haven regulations;
o	we are exposed to natural disasters, acts of war or terrorism, rioting or other external events; and
o	we are exposed to risks related to global climate change and environmental requirements;

●	Risks relating to our businesses and industry
o	Risks relating to our banking business

◾	we are exposed to a deterioration in asset quality, including the loan portfolios of our banking subsidiaries;
◾	we are exposed to the inability of our banking subsidiaries to realize on collateral or guarantees of secured loans;
◾	we are exposed to limitations on the ability of our banking subsidiaries to collect on monetary obligations and enforce rights against collateral or under guarantees imposed by Colombian insolvency laws;
◾	we are exposed to failures of our risk management processes, including credit risk;
◾	we are exposed to declines in the value of our banks’ sovereign debt portfolios and other investments;
◾	we are exposed to counterparty risk;
◾	we are exposed to market and operational risks associated with derivatives transactions;
◾	we are exposed to liquidity risk;
◾	we are exposed to liquidity risk associated with government funding impacted by a weak fiscal government position
◾	we are exposed to defaults by one or more of our largest borrowers;
◾	we are exposed to downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries;
◾	we are exposed to prepayment risk;
◾	we are exposed to high competition in the credit card industry;
◾	we are exposed to changes in banking and financial services laws and regulations in Colombia and the other countries in which we operate;
◾	we are exposed to changes in accounting standards;
◾	we are exposed to regulatory actions that may result in fines, penalties or restrictions;
◾	we are exposed to legal and other challenges to maximize revenue from credit card fees and other fees from customers;
◾	we are exposed to the failure to protect personal information; and
◾	we are exposed to instability in global or local banking and financial systems.
◾	we are exposed to risks related to balance sheet management and financial structure

o	Risks relating to our merchant banking business

◾	we are exposed to difficult market conditions that could affect Corficolombiana;
◾	we are exposed to risks related to our due diligence process not being able to identify all risks or ensure investment returns;
◾	we are exposed to Corficolombiana’s inability to realize profits from relatively illiquid assets, which represent a significant part of its investments;
◾	we are exposed to risks derived from Corficolombiana holding minority interest in other companies;
◾	we are exposed to not being able to access financing for new investment projects;
◾	we are exposed to the concentration of Corficolombiana’s investments in five industries; and
◾	we are exposed to a variety of other issues outside of our control.

o	Risks relating to our pension and severance fund management business

◾	we are exposed to risks derived from the highly regulated market in which Porvenir operates; and
◾	we are exposed to risks derived from the management of a significant amount of debt securities in pension and severance funds issued or guaranteed by the Colombian Government.

o	Other risks relating to our businesses

◾	we are exposed to fluctuations in interest rates and other market risks;
◾	we are exposed to our inability to effectively manage risks associated with the replacement of benchmark indices;
◾	we are exposed to fluctuations between the value of the Colombian peso and the U.S. dollar;
◾	we are exposed to trading risks with respect to our trading activities;
◾	we are exposed to limitations on interest rates;
◾	we are exposed to limitations on the ability of residents to obtain loans denominated in foreign currency;
◾	we are exposed to constitutional actions, class actions and other legal actions involving claims for significant monetary awards against financial institutions;
◾	we are exposed to risks derived from acquisitions and strategic partnerships not performing in accordance with expectations, failing to receive required regulatory approvals or disrupting our operations;
◾	we are exposed to risks derived from our inability to manage our growth successfully;
◾	we are exposed to operational risks;
◾	we are exposed to risks derived from the failure of our information systems;

◾	we are exposed to cybersecurity threats;
◾	we are exposed to risks derived from our inability to detect money laundering and other illegal or improper activities fully or on a timely basis;
◾	we are exposed to competition and consolidation in the Colombian banking and financial industry;
◾	we are exposed to risks derived from our dependency on our senior management and Board of Directors;
◾	we are exposed to reputational risk; and
◾	we are exposed to risks derived from conflicting interests between our controlling shareholder and other common, preferred shareholders and ADS holders.

●	Risks relating to our preferred shares and ADSs
o	we are exposed to exchange rate volatility;
o	we are exposed to restrictions on purchases of our preferred shares;
o	we are exposed to risks derived from the relative illiquidity of the Colombian securities markets;
o	we are exposed to risks derived from our inability to continue to develop or maintain an active market for our preferred shares and ADSs;
o	we are subject to different corporate rules and regulations than those available in other jurisdictions which may make it more difficult for holders of ADSs and underlying preferred shares to protect their interests;
o	we are subject to limitations imposed by Colombian law on our ability to pay dividends on the ADSs or underlying preferred shares;
o	holders of ADSs may encounter difficulties in the exercise of dividend rights and in the limited voting rights of our preferred shares;
o	our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE;
o	preemptive rights may not be available to holders of preferred shares or ADSs;
o	our ability to make payments on the ADSs may be adversely affected if we become unable to convert Colombian pesos to U.S. dollars or to transfer U.S. dollars abroad;
o	we are exposed to price variations as a result of being traded on more than one market;
o	if holders of ADSs surrender their ADSs and withdraw preferred shares, they may face adverse Colombian tax consequences;
o	banking regulations, accounting standards and corporate disclosure applicable to us differ from those in the United States and other countries;
o	judgments of Colombian courts with respect to our preferred shares will be payable only in pesos; and
o	U.S. investors in our preferred shares or the ADSs may find it difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.

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

Colombia is subject to economic, political and other uncertainties, including changes in monetary, exchange control and trade policies that could affect the overall business environment in Colombia, which would, in turn, affect our results of operations and financial condition. The monetary policy implemented by the Central Bank of Colombia (the “Colombian Central Bank” or “Central Bank”) after the COVID-19 pandemic resulted in sharp subsequent increases of the benchmark interest rates. Net interest margins for our retail portfolios contracted as a result of the above, as we were unable to immediately or fully pass through higher interest rates to our customers, and cost of interest-bearing liabilities increased more than the interest income we earn on retail loans. In addition, higher rates pressured asset quality as they affected our borrowers’ payment capacity under a macroeconomic context of lower economic activity and high inflation. As depicted under “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Principal factors affecting our financial condition and results of operations”, the current monetary policy, although less contractive, continues to be characterized by high real interest rates. These have resulted in timid nominal loan growth. In addition, the moderate speed at which nominal interest rates that have been going down have undermined the speed at which we have repriced downwards the cost of interest-bearing liabilities and expanded net interest margins, particularly those of our retail portfolios.

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

In the case of our pension and severance fund management business, economic conditions may affect the business and financial capacity of employers. This could result in a reduction in employee-contributor headcounts, a decrease in the ability of employers to create new jobs, or a decline in employee income growth, all of which are necessary for individuals to become clients of our pension fund. Consequently, these factors could reduce returns on stabilization reserves (see Item 4. Information on the Company—B. Business overview—Supervision and regulation—Pension and Severance Fund Management) and/or performance-based fees.

Furthermore, the progressive dismantling of certain public policies may result in social unrest reflected in protests, vandalism or strikes against such policies. Similarly, amidst these protests, participants vandalize some of our banks’ branches, block access to some of the offices of our entities, or cause disruptions to the mobility of our employees, preventing us from developing our business during those periods and cause temporary economic disruptions in our business.

As stated above, the political, economic and social environments are affected by many different factors, including significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, exchange rate movements, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, civil strife, political instability, drug trafficking and other forms of organized crime, wage and price controls, changes in tax policies, imposition of tariffs and trade barriers with partners, changes in the prices of commodities and unexpected changes in regulation.

Adverse economic, political and social developments, including allegations of corruption against the Colombian Government or Colombian corporations, may adversely affect demand for financial services and create uncertainty regarding our operating environment, which could have a material adverse effect on our subsidiaries and, consequently, on our company.

The Colombian economy remains vulnerable to internal and external shocks

Economies in Latin America are expected to see a contraction in growth and be impacted by climatic factors and lower export receipts given the expected contraction in growth and reduced demand for commodities by developed countries. Throughout 2024, and currently, there are significant international conflicts in various regions of the world; This can generate difficulties at the global level on different fronts, international trade, and diplomatic relations between countries, affecting emerging economies such as Colombia and its Latin American counterparts.

In 2024, the Colombian economy demonstrated progress, marked by a reduction in inflation, which decreased from 9.3% in 2023 to 5.2%, in 2024. However, inflation remains above the target of 3%. During 2024, the Central Bank of Colombia (Banco de la República), reduced the benchmark interest rate by 375 basis points, bringing it to 9.5%. These measures have contributed to lower market interest rates and a gradual recovery in credit activity.

Furthermore, Colombia´s GDP grew by 1.7% in 2024, building on the 0.7% growth observed in 2023. However, this growth rate remains below the estimated potential of 2.5%. Challenges persist, including indexation to historically high inflation rates and wage pressures, which constrain a more accelerated expansion.

Moreover, political conditions such as changes in the U.S. policies related to immigration, tariffs and remittances; could affect the countries in which we operate. Economic conditions in the United States and the region, which are being impacted by recent indications of benchmark rate reductions by the Federal Reserve, could have an indirect effect on the Colombian economy.

Looking ahead to 2025, latent risks include potential pressures on interest rates and inflation, driven by government debt levels and challenges in meeting fiscal rules. Additionally, a less favorable global environment and Colombia's reliance on commodity prices could impact economic performance. These factors pose challenges to the country’s economic growth and could directly and materially impact the performance of our entities in terms of growth and financial risk.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of paramilitary and guerrilla groups, such as the National Liberation Army (Ejército de Liberación Nacional), or “ELN”, urban militias, former members of the Revolutionary Armed Forces of Colombia (Disidencias de las Fuerzas Armadas Revolucionarias de Colombia), or “FARC”, and drug cartels. These groups have exerted influence over the local population.. These groups fund their activities by protecting and providing services to drug traffickers. Any breakdown in peace, renewed or continuing drug-related crime or guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including any peace negotiation with guerilla, paramilitary or other groups, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy.

The Colombian government, under the authority granted by Congress under the Total Peace Law (“Ley de Paz Total”), is proposing to cease hostilities between the Colombian Army and various illegal groups and has started negotiating several peace agreements with illegal groups, including various drug trafficking organizations, such as the “Grupos Armados Organizados - GAO’s”. The outcome of these negotiations remains uncertain and some of the parties of these negotiation have failed to comply with the cease-fire agreements.

The Catatumbo region in the northeast of Colombia has been experiencing severe security and humanitarian challenges due to escalating conflicts between armed groups, notably the ELN and dissident factions of the former FARC. These confrontations have resulted in significant casualties and mass displacements among the civilian population.  In response to the deteriorating situation, the Colombian government, through Decree 062 of 2025, declared in January a 90-day state of internal commotion (Conmoción Interior).  This constitutional measure grants the government special powers to address severe public order disturbances that threaten institutional stability and citizen coexistence. The Decree was applied to 16 municipalities in the Norte de Santander department part of the Catatumbo region. Despite these measures, challenge persist which could adversely impact the Colombian economy and social stability. In February 2025, peace negotiations between the Colombian government and the ELN faced a significant setback following a series of violent attacks. These escalations included attacks on civilians and social leaders, as well as kidnapping for financial purposes leading to the suspension of the ceasefire and peace talks that had been initiated by the President of Colombia. The government suspended the talks and resumed military actions, emphasizing the ELN’s lack of commitment to peace. Furthermore, rising violence and crime could erode consumer and investor confidence, negatively affecting the business climate and economic growth. Consumer confidence is particularly vulnerable as long as these illegal groups continue to operate.

To address the link between illicit coca cultivation and funding for rebel groups, the government initiated programs to encourage farmers to transition to legal crops aiming to reduce the economic power of illegal armed groups. The success of crop substitution programs faces obstacles, such as increasing coca prices and Colombia has witnessed a significant surge in coca cultivation. This escalation has raised concerns regarding the risk of diplomatic strains, particularly with of the United States, including that the United States may cease to consider Colombia as a partner in the fight against drug trafficking which could result in aid restrictions, including financial and technical aid provided by multilateral development banks, or the imposition of tariffs.

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

Moreover, diplomatic relations with neighboring countries, such as the U.S., on issues like immigration and tariffs, may lead to the U.S. Government considering measures to address threats to national security, foreign policy, or the economy. This could involve the use of the International Emergency Economic Powers Act (IEEPA). Such actions may impact on the processing of our bank transactions.

In other countries such as Israel have from time to time been tense and affected by events surrounding political elections and the ongoing conflict in the Gaza Strip. On October 7, 2023, Hamas launched an attack on Israel, resulting in the tragic deaths of hundreds of Israeli civilians. In response, Israel declared war against Hamas, targeting the Gaza Strip. The war is causing a humanitarian crisis and could lead to an escalation of the conflict in the region, rise in oil and gas prices, inflationary pressures and market volatility. On May 1, 2024, the Colombian Government severed diplomatic relations with Israel, which may cause a possible contractual breach for the maintenance of military and high-tech defense equipment, which are necessary for the national security of Colombia, among others. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

Colombian governments have historically exercised substantial influence over their economies, and their policies are likely to continue to have a significant effect on companies, including us. Notably, the government has not yet appointed its delegates to some key rate-regulating entities, such as the Colombian Energy and Gas Regulatory Commission (CREG). These entities have a direct impact on companies in which we hold a significant stake. This delay may hinder the collection of fees, increase tariffs, or result in cost adjustments for the services these companies provide to our clients. Consequently, the future provision of services and generation of profits could be negatively affected.

Moreover, regulatory uncertainty, public dialogue on reforms in Colombia and other countries where we operate, or the approval of reforms, may be disruptive to our business or the economy and may result in a material and adverse effect on our financial condition and results of operations.

Furthermore, the Colombian Government proposes changes to the framework of laws related to healthcare, private sector participation, and prices in various sectors, including utilities, energy, gas transportation, toll road concessions, import tariffs and labor. These proposed changes, currently under discussion in congress and ministries, could result in new compliance obligations, higher costs for our operations, and increased taxation. Such changes could have potentially adverse outcomes for our clients’ income, profitability, and growth prospects.

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

It has become usual in Colombia for tax laws to be reformed on a regular basis. Since 2018, several tax reforms have been proposed by the Government and enacted by the Colombian Congress. As one of the first actions of the new Government, in August 2022, the Ministry of Finance presented to the Congress a proposed law that was ultimately approved and enacted in December 2022. The main aspects of this reform can be summarized as follows:

(i)Between 2023 and 2027 the general rate for the income tax applicable to corporate profits will be 35%. In the case of financial institutions, such as Grupo Aval and our banking subsidiaries, such rate will be temporarily higher (40%), from 2023 to 2027. The surtax paid in advance considering the taxable income of the preceding year.

(ii)The capital gains tax rate was raised from 10% to 15%. The capital gains tax is applied over the profit between the purchase and sale price of certain assets such as real estate, impacting national and foreign corporations.
(iii) The value of nontaxable income, deductions and exempted income was limited to 3% of the taxable year net income.
(iv)Pursuant to certain rules, a minimum rate for taxation was established at 15% for companies.
(v)The withholding tax for dividend payments applicable to national and foreign individuals and companies was increased. Depending on the amount of such dividends, the applicable tax rate for national residents ranges from 0% to 15%. Foreign nonresidents will be subject to withholding of 20%.

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

We are subject to risks related to global climate change and environmental requirements which may affect our results of operations and financial condition.

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

Changes in the financial condition or credit profiles of customers of our banking subsidiaries, inflation and interest rates trending downward but still remaining high, along with foreign exchange volatility may have a negative effect on the quality of our banks’ loan portfolios, which could have a potential impact on our income statement due to the impairment loans and accounts receivable or due to reduced profitability. In particular, the percentage of past due or impaired loans may increase as a result of factors beyond our control, such as economic conditions and political events affecting Colombia generally or specific sectors of the economy. These effects could be exacerbated by changes in interest rates, which could further reduce our net interest margins and profitability, as we have been, and may in the future be, unable to immediately or fully pass through our higher interest costs to our customers, whether due to competitive pressures or regulatory considerations.

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

Credit risk is one of the main risks inherent in the business of our banks. Although we have group-wide risk management guidelines, each bank is responsible for managing its own risk. The policies and procedures implemented by our banks to identify, monitor and manage risk, may prove to be insufficient and we may not be able to upgrade risk management systems on a timely basis. Limitations in the availability of information may also hinder our ability to assess credit risk accurately, as assessment may not always be based on complete, reliable, or up-to-date data. Additionally, personnel of our banking subsidiaries may fail to detect risks proactively or may not effectively implement risk management systems, potentially increasing exposure to credit risk.

Beyond credit risk, our banks are exposed to balance sheet risks, including gap risk (mismatches in interest rate maturities), option risk (exercise of embedded options), and basis risk (differences between reference rates). These risks, if not adequately managed, could adversely affect financial margins, cash flows, and operating results. While we employ hedging strategies and continuous monitoring to mitigate these risks, adverse market conditions or failures in risk management processes could materialize negative impacts.

Any failure by our banking subsidiaries to effectively implement, consistently follow or refine risk management systems could result in higher risk exposures for our banking subsidiaries, which could materially and adversely affect our results of operations, financial condition and overall business performance.

Declines in the value of our banks’ sovereign debt portfolios or other investments could have an adverse effect on our results of operations.

Our Colombian banks’ securities portfolio primarily consists of debt securities issued and other investments guaranteed by the Colombian Government. We are exposed to significant credit, market and liquidity risks associated with debt securities and other investments. At December 31, 2024 and 2023, debt securities represented 15.2% and 13.4% of our consolidated total assets, respectively. Of these, 63.3% and 62.2% were issued by the Colombian Central government, and 9.27% and 6.34% were issued or backed by other governments, respectively at December 31, 2024 and 2023. A significant decline in the value of these government securities or other investments could materially and adversely affect our debt securities or broader financial asset portfolios and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview— Supervision and regulation—Mandatory Investments”.

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

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 68.0% and 67.3% of our consolidated total liabilities at December 31, 2024 and 2023, respectively. Because our banking subsidiaries rely primarily on deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate or overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition. The liquidity of our financial entities could also be impacted by reputational events affecting our entities as well as systemic events.

Our liquidity could be adversely affected by any inability to access the capital markets, illiquidity or volatility in the capital markets, the decrease in value of eligible collateral or increased collateral requirements, changes to our relationships with our funding providers based on real or perceived changes in our risk profile, governmental or regulatory decisions restricting public entity deposits in privately held banks, or changes in regulations that impact our funding.  Part of the deposits or funding sources of our banks may come from central and/or decentralized public government entities. Due to circumstances related to the weak fiscal situation of the Colombian government, there is a risk related to significant withdrawals caused or triggered by the government that may adversely affect the liquidity of our entities. Although there is government funding associated with purely transactional and/or operational drivers, there is a possibility that due to a more pressing fiscal situation, the available funds will be reduced.

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

The credit card business is subject to a number of risks and uncertainties, including the possibility of over indebtedness of our customers, despite our focus on low-risk customers.

The credit card industry is characterized by higher consumer default than other segments of the credit markets, and defaults are highly related to macroeconomic indicators that are beyond our control. According to predictions of certain analysts, Colombian economic growth rate prospects are slowing. If this scenario manifests or continues, we may fail to effectively analyze the creditworthiness of our customers (including the targeting of certain sectors) in a timely manner, and we may be faced with unexpected losses that could have a material adverse effect on our results of operations and financial condition.

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

Over the past year, fintech companies and neobanks have significantly increased their presence in the Colombian financial system, particularly in the scope of deposit-taking activities through savings accounts for individuals. These competitors have captured a substantial market share in savings accounts by employing an aggressive pricing strategy that offers interest rates higher than those set by the Central Bank and surpassing those offered by traditional market participants. Recently, some neobanks have begun offering time deposits while simultaneously lowering interest rates on savings accounts, leading to significant transfers from savings accounts to time deposits. The stability of these participants' deposits at benchmark interest rates remains uncertain. Nevertheless, the pricing strategies and value propositions of these fintechs and neobanks may pose challenges to our success in attracting retail deposits from individuals.

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

Recent regulations for Open Data and Open Finance are establishing rules to govern the transfer of personal data among new participants in these activities. Our entities may face risks in managing the process of sharing personal data and could be subject to claims and sanctions if new participants experience security breaches, leaks, or losses of our clients' personal financial information, potentially leading to fraud or allegations of mismanagement of client authorizations.

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

Our balance sheet management is subject to significant risks that could materially impact our financial condition and results of operations.

Our balance sheet management is subject to significant risks that could materially impact our financial condition and results of operations. One key risk is our dependence on capital markets and external financing. Disruptions in these markets, changes in interest rates, or a deterioration in our credit ratings could restrict our access to funding or increase our cost of capital. This could limit our ability to meet financial obligations, pursue growth opportunities, or maintain an optimal balance sheet structure.

We are also exposed to risks associated with interest rate and currency volatility. Fluctuations in interest rates and foreign exchange rates could affect the value of our assets and liabilities. While we use derivative instruments to hedge certain risks, these measures may not fully offset the impact of market volatility, potentially leading to adverse effects on our financial position. Additionally, our balance sheet could be asset sensitive or liability sensitive, meaning that changes in interest rates could disproportionately affect our interest income or interest expenses. For example, if we are asset sensitive, a decline in interest rates could reduce our interest income more than our interest expenses, negatively impacting net interest margins. Conversely, if we are liability sensitive, rising interest rates could increase our interest expenses more than our interest income, similarly pressuring profitability.

High levels of indebtedness further compound these risks. Servicing our debt requires significant cash flow, which could otherwise be used for operational needs or strategic investments. Moreover, an asset-liability mismatch could arise if the timing of cash flows from our assets does not align with the repayment of our liabilities. Such a mismatch could result in liquidity shortfalls, forcing us to seek additional financing under potentially unfavorable conditions.

Regulatory changes also pose a risk to our balance sheet management. New or stricter requirements related to capital adequacy, liquidity ratios, or leverage limits could compel us to adjust our balance sheet structure. Compliance with these regulations may require us to maintain higher levels of capital or liquidity, potentially reducing profitability or limiting our ability to allocate resources efficiently.

Finally, our balance sheet includes significant exposure to market and credit risks, particularly related to our investment portfolio and receivables. A decline in the credit quality of counterparties or a downturn in financial markets could result in impairments, write-downs, or losses, adversely affecting our financial condition. These risks underscore the importance of proactive balance sheet management and robust risk mitigation strategies.

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

Before making investments, Corficolombiana conducts due diligence based on the facts and circumstances applicable to each investment and a screening process as stated in our Responsible Investment Policy. When conducting due diligence, it may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process to varying degrees depending on the type of investment, but it may be unable to engage these third parties in a timely manner, or at all. Nevertheless, regardless of the participation of third parties, the due diligence investigation carried out by Corficolombiana with respect to any investment may not reveal or highlight all relevant risks of such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

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

As of December 31, 2024, 84.7% of Corficolombiana’s investment portfolio comes from unlisted companies. There are often no readily ascertainable market prices for such securities or for those investments of Corficolombiana in listed companies with low or medium trading volumes. The valuation of privately held companies can be highly uncertain and may not reflect the actual value that can be realized upon sale. Factors such as market conditions, regulatory changes, and the financial performance of the company can all impact the end result and the price at which they can be sold. As a result, there may be limited or no marketability for these investments, and they may decline in value while Corficolombiana might be seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could be realized by Corficolombiana.

In addition, in some cases, Corficolombiana may be prevented by contracts from selling such investments for a certain period of time. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, it is possible that investments in privately held companies will only be disposed of over a substantial length of time, if at all, exposing the investment returns to risks of declines in market prices during the intended disposition period.

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

Corficolombiana’s investments include non-controlling equity interests. Those investments will be subject to the risk that the controlling owners of the company, in which the investment is made, may take business, financial or management decisions with which we do not agree, may take risks or otherwise act in a manner contrary to our interests. If any of the foregoing were to occur, the value of these investments could decrease or we may not be able to dispose of them, which would adversely affect Corficolombiana’s results of operations and financial condition. Any wrongdoing by these companies or their management might result in reputational or legal risks to us or lead to charge-offs or write-downs of Corficolombiana’s investments in such companies.

Corficolombiana’s new investment projects depend on its ability to access financing.

Corficolombiana’s investment projects depend on its ability to access financing. Corficolombiana may directly, or through its operating subsidiaries, enter investment projects that require significant financing. Corficolombiana or its operating subsidiaries may experience difficulties in accessing debt and equity financing resources required to fund or refinance such projects and/or may obtain them at higher costs and/or lower tenors than initially expected. As a result, Corficolombiana’s investment objectives may attain lower returns due to higher financing costs, delays in the investment schedule or any eventual stoppage of the investment project, which could also result in the payment of penalties to its counterparties, including the Government entities in the case of the development of new highways and toll roads. If Corficolombiana is unable to obtain adequate financing on terms satisfactory to it, its ability to continue to grow or support its business and respond to business challenges could be significantly limited.

Most of Corficolombiana’s investments are held in five industries.

The majority of Corficolombiana’s investment portfolio is held in companies operating in the energy and gas, infrastructure, agribusiness, and hotels industries. Energy and gas and infrastructure accounted for 92.9% of Corficolombiana’s total investment portfolio as of December 31, 2024. Although there is a diversification intent, there is a likelihood that in certain market conditions these sectors behave in a correlate manner which may result in lower than expected returns or even losses.

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

Failure to meet any of their schedules or performance obligations could also result in additional costs or penalties, including liquidated damage, and such amounts could exceed profits from these projects. In extreme cases, the above-mentioned factors could cause project cancellations, and Corficolombiana may not be able to replace such projects with similar projects or at all. Such delays or cancellations may impact Corficolombiana’s investments, its reputation or relationships with customers and could have a material adverse effect on Corficolombiana’s business, results of operations or financial condition.

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

Most investments held by Corficolombiana, are in highly regulated industries. Therefore, a change in regulation could materially affect their value, could reduce the income that those investments will generate in the future or could adversely affect the ability of Corficolombiana to dispose of those investments. Moreover, Corficolombiana faces the risk that the Colombian government may not include new infrastructure projects in its investment plans. Additionally, there is a risk that the government may expropriate or nationalize Corficolombiana's assets, or that it may be unable to convert Colombian pesos into foreign currencies. In addition, the Colombian government has the authority to unilaterally modify certain agreements, impose tariffs, taxes, stop payments, or other restrictions on operations, which may limit the ability of Corficolombiana’s portfolio investment companies to conduct their business. The risk of expropriation or adverse regulatory action could have a material adverse effect on Corficolombiana’s business, financial condition, results of operations, or share price. Furthermore, the perception of this risk could negatively affect its reputation, investor confidence, or share price. Moreover, liquidation or contractual expropriation processes may not fully compensate for the value of the property in question.

Risks relating to our pension and severance fund management business

Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.

Porvenir’s operations are regulated by Law 100 of 1993, as amended, the Organic Statute of the Financial System (Estatuto Orgánico del Sistema Financiero), or “EOSF”, Decree 2555 of 2010 issued by the Ministry of Finance, as amended, and regulations issued by the Superintendency of Finance and, to the extent applicable, Colombian Corporation Law, including the legal framework applicable to the Financial Conglomerates, considering Porvenir is part of the Grupo Aval Conglomerate. These regulations limit the range of assets in which pension fund administrators, or “AFPs”, can invest the assets under administration and set investment limits based on the type of mandatory pension or severance fund managed each AFP manages. AFPs can manage four types of mandatory pension funds (i) Lower Risk Fund (“Fondo Conservador”), (ii) Medium Risk Fund (“Fondo Moderado”), (iii) High Risk Fund (“Fondo de Mayor Riesgo”) and (iv) Planned Retirement Fund (“Fondo Especial de Retiro Programado”), and two types of severance portfolios (i) Short Term portfolio (“Portafolio de Corto Plazo”) and (ii) Long Term portfolio (“Portafolio de Largo Plazo”). In addition, each AFP is legally required to provide a minimum return on investment for each mandatory of its pension and severance funds. See “Item 4. Information on the Company—B. Business overview—Pension Fund Management—Pension Business Overview”. Pursuant to Law 2381 different pension regimes will coexist for a significant period of time. On the one hand, the regime created by Law 100 of 1993 will still apply for a determinate group of people. On the other hand, the regime created by Law 2381 will enter into application in July 1, 2025 and will apply generally to persons not covered by Law 100 of 1993.

Moreover, Law 2381 has been challenged before the Constitutional Court of Colombia by different individuals. As of today, 14 lawsuits have been accepted and are under review and analysis by the Court. The lawsuits claims that the process at the Congress of Colombia has not been duly fulfilled, and some debates were not held. Likewise, other claims state that Law 2381 is inconsistent with the constitutional rights established in the Political Constitution of Colombia.

Given that Law 2381 will be enforceable on July 1st, 2025, the Constitutional Court is expected to issue its ruling before that date, however, we cannot be certain of the timing of the court’s decision. If the judgment is issued after July 1, 2025, Porvenir will need to develop and implement all the requirements necessary to apply Law 2381 by the enforceable date. Additionally, the Court may declare that the unconstitutional process can be rectified by conducting the missing debates and discussions in the Colombian Congress. If this scenario occurs, Porvenir will need to continue applying Law 100 of 1993 (the former pension regime) until the debates are completed. Should these debates not proceed as per the ruling, Law 2381 will be declared unconstitutional, and Porvenir will need to continue to operate under the requirements of Law 100 of 1993. The Court may consider delaying the effective date to allow adequate time for the implementation process.

Furthermore, Porvenir manages voluntary pension funds (fondos de pensiones de jubilación e invalidez) created by Decree 2513 of 1987 and fully amended by Decree 1207 of 2020 as supplementary savings vehicles for pensions, which are independent from the mandatory pension funds, and benefit from tax incentives. Subject to certain limits, savings in voluntary pension funds are considered as exempt income for purposes of the corporate income tax (Impuesto de Renta) under rules defined in article 1261-1 of the Tax Statute. These exemptions have been subject to modifications through tax reforms such as Law 1607 of 2012, Law 1819 of 2016, Law 1943 of 2018, and Law 2277 of 2022 also known as “Reforma Tributaria para la Igualdad y la Justicia Social”. This law includes specific regulations for voluntary pension funds, in particular with respect to their tax benefits, reducing the limits applicable to deductions of income for the calculation of the income tax. These conditions reduce consumer interest in this type of savings product and have an adverse effect on the management fees received by Porvenir for the administration of these funds.

As a result of the accession process of the Colombian Government to become a member country of the Organization for Economic Cooperation and Development (OECD), further regulation amending the current pension fund regulation could be enacted. Future regulations may not provide a favorable business environment and may adversely affect our results of operations and the financial condition of our pension fund management business.

The recent pension reform may impose restrictions on commissions and fees for funds management by Porvenir. This adjustment could impact on the growth and profitability of the pension fund business if future reforms or regulations involve changes to the fee structure within the portfolios.

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

At the discretion of the Government, authorities may broaden the scope of existing regulations or mandate additional expenditures for current asset allocations or required mandatory investments that may adversely affect our results of operations.

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

We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations of the Colombian peso, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, as 19.9% of our average consolidated assets for the year ended December 31, 2024 and 23.9% of our average consolidated liabilities for the year ended December 31, 2024 were foreign currency-denominated.

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

In addition, Grupo Aval and our subsidiaries’ ability to remain competitive will depend in part on our ability to upgrade our IT infrastructure and implement digitalization of products profitably through agile methodologies in environments with major planning challenges due to, for example, supply chain difficulties that have arisen over the last year increasing the lead times to obtain hardware. We and our subsidiaries must continually make significant investments and improvements in our and their IT infrastructure in order to ensure the proper functioning of financial controls, accounting and other data collection and processing systems and to remain competitive. Furthermore, as our banking subsidiaries open new branches and channels, they will need to improve their IT infrastructure, including maintaining and upgrading their software and hardware systems and their back-office operations. If there are technological impediments, unforeseen complications, errors or breakdowns in implementing new systems, our business, financial condition or results of operations may be adversely affected.

We are subject to cybersecurity threats

Cybersecurity threats continue to evolve worldwide, particularly with the emergence of new technologies such as Artificial Intelligence (AI), quantum computing, and the enhanced capabilities of malicious actors who conduct illicit activities more efficiently. We and our subsidiaries allocate significant resources to maintaining and upgrading our systems to implement technologies that protect our networks against cyberattacks. For example, we dedicate considerable effort to reviewing security strategies through committees and technical groups. These groups validate security controls, assess the need for new technologies, optimize existing ones, and explore ways to mitigate emerging threats.

In addition, we and our subsidiaries have made progress in adopting security technologies that strengthen our technical capabilities. In 2024, we acquired and implemented a Security Information and Event Management (SIEM) solution with AI capabilities to optimize the detection and response to potential security threats. Additionally, we are exploring the unification of security services under the Security Service Edge (SSE) framework to protect access and enhance security for end users across our organization. However, we cannot assure you that our investments in cybersecurity will be sufficient to protect us against the threat of cyberattacks.

We frequently experience cyberattacks, including malware and ransomware infections, phishing, and interception of sensitive data in cyberspace and these incidents have required immediate attention from our Computer Security Incident Response Team (CSIRT) and have resulted in temporary interruptions. To date, such attacks have not had a material impact on our business or clients. Depending on the severity of a cybersecurity incident, it must be reported to the relevant Information and IT Security committees, executive leadership, and the Board of Directors of Grupo Aval. Nonetheless, future attacks could be more severe and have a material adverse impact on our business.

As financial institutions, we and our subsidiaries are susceptible to cybersecurity risks such as malware, ransomware, computer hackers, disgruntled employees, and other threats that could impact our IT infrastructure and service channels. If a cybersecurity threat were to materialize, it could compromise the safety of our systems and endanger the information of our clients and partners..

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

Mr. Sarmiento Angulo beneficially owns 97.8% of our common shares outstanding and 45.5% of our preferred shares outstanding, as of April 22, 2025, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The preferred shares do not have any voting rights and thus will not affect such control of our Group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, as of April 22, 2025, he beneficially owns 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 11.5% of Corficolombiana.

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

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real or “UVRs” (U.S.$ 5,639.9), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the Board of Directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 376.8 (U.S.$ 0.09) and 66,000 UVRs = Ps 24,867,235.8 at December 31, 2024). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

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

ITEM 4. INFORMATION ON THE COMPANY

A.          History and development of the company

As of December 31, 2024, we are Colombia’s largest banking group based on consumer loans and leading in payroll loans. In commercial loans we also lead in foreign currency, construction loans and micro-businesses. Additionally, we rank first in term deposits and checking accounts. We provide a comprehensive range of financial services and products from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

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

The following are some of the main milestones in the development of the company:

●	In 1971, Mr. Sarmiento Angulo acquired a majority stake in Banco de Occidente, and in 1972 founded Corporación de Ahorro y Vivienda Las Villas to focus on low- and middle-income mortgage financing. In 1981, Mr. Sarmiento Angulo purchased a minority stake in Banco de Bogotá, and in 1988 he acquired a majority stake and control, consolidating a major participation in the banking system. Banco de Bogotá acquired a substantial majority of, and absorbed, Banco del Comercio in 1992.
●	In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, and following the creation in 1993 of the private pension fund system in Colombia, expanded the business to include pension fund management in 1994. In 1996, Banco Popular was acquired from the Colombian Government. In 1997, Mr. Sarmiento Angulo acquired Corporación de Ahorro y Vivienda Ahorramas, which was later merged with Corporación de Ahorro y Vivienda Las Villas in 2000 and became Banco AV Villas in 2002.
●	Between 1997 and 1999, Corficolombiana (which was founded in 1959 as an affiliate of Banco de Bogotá) acquired and merged with several merchant banks, including Corfitolima, Corfiprogreso, Corfes, Corfiboyacá, Corfisantander, Corfiandes and Indufinanciera. In 2005, Corfivalle, also a merchant bank merged with Corficolombiana.
●	In 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions into Grupo Aval. The Red Aval (Grupo Aval Network) was also established in 1998 to provide an integrated service network of branches and ATMs.
●	Our international expansion began in 2010, with the acquisition of BAC Credomatic from GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation. In December 2013, we expanded our Central American operations with the acquisitions of BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador (merged into Banco de América Central S.A. (Guatemala)).
●	On April 18, 2013, we acquired Horizonte and completed its merger into Porvenir on December 31, 2013.
●	On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held a 38.3% equity interest in Corficolombiana, controlled Corficolombiana.
●	On December 4, 2018, Aval Soluciones Digitales S.A. received an operating license issued by the Superintendency of Finance, to act as the first SEDPE (Specialized Companies in Deposits and Electronic Payments) created by a financial institution in Colombia.
●	On December 31, 2018, our controlling shareholder registered Grupo Aval and some of its subsidiaries as part of the Sarmiento Angulo’s economic group (Grupo Empresarial Sarmiento Angulo) before the Chamber of Commerce of Bogotá.
●	On February 6, 2019, Law 1870 of 2017 came into force designating Grupo Aval as the holding company of the Aval Financial Conglomerate (which includes, aside from the holding company, all of the financial subsidiaries of the group). As such, Grupo Aval Acciones y Valores S.A. is now under surveillance of the Superintendency of Finance.
●	On May 22, 2020, we acquired through BHI, 96.6% of the common shares of MFG, and in June 2020, BHI acquired an additional 3.0% of MFG’s common shares.
●	On July 28, 2021, Grupo Aval, Banco de Bogotá, Banco de Occidente, Fiduciaria Bogotá and Fiduciaria de Occidente entered into the Porvenir Shareholders’ Agreement to provide for Grupo Aval to directly control Porvenir. Prior to July 28, 2021, Banco de Bogotá, which held a 36.5% equity interest in Porvenir, controlled Porvenir.
●	On March 2022, 75% of BHI was spun-off to its shareholders. In December 2022, 20.89% was sold as part of a tender offer launched by Esadinco S.A. (an affiliate of Mr. Sarmiento Angulo). The remaining 4.11% was sold during March 2023 to Endor Capital Assets S.R.L. (an affiliate of Mr. Sarmiento Angulo).

●	On November 22, 2023, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular amended the Corficolombiana Shareholders’ Agreement, modified by certain amendment dated March 8, 2024, to agree that Banco Popular would directly control Corficolombiana. Prior to November 22, 2023, Grupo Aval controlled Corficolombiana directly.
●	On December 11, 2024, Grupo Aval signed an agreement to acquire up to 99.9% of the ordinary shares of Fiduciaria Corficolombiana S.A. from Corficolombiana S.A. and Valora S.A.S., as well as the 40.77% of the ordinary shares of Casa de Bolsa S.A. from Corficolombiana S.A. and Organización Pajonales S.A. On December 16, Grupo Aval acquired 94.5% of Fiduciaria Corficolombiana S.A. and includes an option to acquire an additional 5.5% within a six-month period. Additionally, Grupo Aval acquired 40.77% of the ordinary shares of Casa de Bolsa S.A. from Corficolombiana S.A. and Organización Pajonales S.A.

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

We have also completed three bond issuances in the international market through Grupo Aval Limited fully and unconditionally guaranteed by Grupo Aval Acciones y Valores S.A., in addition to those from our subsidiaries. Two of those were paid in full at maturity. Only Senior Notes due 2030 are outstanding:

●	In February 2020, we completed our third international bond offering, issuing U.S.$1.0 billion (Ps 3,401.6 billion at the date of the issuance) of our 4.375% Senior Notes due 2030.

In addition, we have completed multiple issuances on the local markets with an outstanding balance of Ps 1,208.5 billion and Ps 1,137.2 billion at December 31, 2024 and December 31, 2023, respectively. The most recent of which are:

●	Grupo Aval’s sixth bond issuance in the local market in 2017 in an amount of Ps 400.0 billion.
●	Grupo Aval’s first tranche of its first issuance program of ordinary bonds in November 2019 in an amount of Ps 400.0 billion.
●	Grupo Aval’s ordinary note issuance in the local market in December 2024 in an amount of Ps 300.0 billion.

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

In terms of innovation and technological transformation, we created, centralized and strengthened the Group’s innovation and digital transformation capabilities. Sales of products through digital channels in 2018 were an immaterial portion and by 2024 they account for more than 52% of consumer product sales (assets and liabilities). In the same period, the proportion of disbursements made through digital channels increased from less than 2% to close to 15%. In addition, the number of digital customers increased 22.8% to 7.2 million in 2024, reaching a 74% digital adoption from a total customer base of 9.7 million. We also migrated a significant portion of business processes from physical to digital, either end-to-end or partially, which enabled us to capture operational efficiencies along the way.

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

Part of our efforts have been aimed at successfully adopting the Basel III regulatory framework in Colombia. The changes introduced have redefined the way in which commercial activities and comprehensive risk management interact. In particular, there have been relevant changes in the regulation of solvency ratios (regulatory minimums, operational risk, credit risk weightings), liquidity (changes in Liquidity Coverage Ratios and the adoption of the Net Stable Funding Ratio), financial conglomerates regulation, large exposures, interest rate risk in the banking book and stress testing schemes. The final phase of implementation of these regulatory work fronts will take place in 2025.

In addition, we have embarked on a journey of evolving and understanding the two-way impact of ESG issues; from and to our business. Through our entities, we have promoted and developed initiatives aimed at generating social and environmental value in Colombia. Being a leading financial group and one of the largest private sector employers in Colombia, with more than 70,000 employees, carries with it a great responsibility. We are convinced that individually actions are impactful, however we can do much more collectively and as a society, aligning our efforts to contribute to the Sustainable Development Goals. This is why, for several years now, we have followed a path of transformation and structural evolution, through the adoption of responsible and purposeful policies, strategies, partnerships and investments.

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

Innovation is a cornerstone of our strategy to drive value across business lines, anchored in a customer-centric approach to developing new ideas, processes, products, and technologies. In 2024, we reached key milestones in our digital transformation journey, which is built on three pillars: (1) modernizing existing products, innovating new ones, and digitizing processes, (2) developing new digital assets and enhancing performance, and (3) participating in digital ecosystems.

1. Modernizing existing products, innovating new ones, and digitizing processes.

Grupo Aval continued advancing its digital transformation strategy in 2024, selling 1.46 million digital products—a 17.1% CAGR since 2019—despite a softer origination environment for consumer products. Digital channels accounted for 52% of total sales, down from 60% in 2023, partially offset by a 32% increase in average ticket size. Our base of active digital clients grew 22.8% year-over-year to 7.2 million, representing 74% of active clients across our banks and dale!, with dale! alone increasing its digital user base by 75.2%. Cloud migration advanced from 26% to 34%, supported by a DevFinOps pilot that accelerated software delivery and improved quality. ADL Digital Lab achieved a 38% reduction in cloud costs versus 2022, despite tripling usage—efficiencies we aim to scale across subsidiaries in 2025.

We also launched TAG Aval, our alphanumeric ID solution for free, real-time, and interoperable money transfers—positioning us ahead of the rollout of Colombia’s Bre-B Immediate Payment System (Sistema de Pagos Inmediatos), led by the Central Bank. By the end of 2024, we had issued over 7.9 million TAGs. TAG Aval enables users to send and receive funds instantly without sharing personal information or bank account numbers, enhancing both privacy and user convenience—across Grupo Aval entities and beyond. Accessible via the mobile apps and online banking platforms of Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and dale!, users can personalize their TAG for a seamless and secure experience. This solution supports national priorities such as reducing cash usage and promoting financial inclusion, while reinforcing Grupo Aval’s leadership in Colombia’s evolving digital payments landscape.

2. Developing new digital assets and enhancing performance.

We continue building strategic digital platforms to improve operational efficiency, elevate the user experience, and scale our businesses. Our key ADL Digital Lab (ADL) platforms include Augusta 2.0, Mathilde-Ads and Tuplús, and dale!. The performance of the Aval network, supported by Aval Valor Compartido (AVC), is also central to this strategy.

Augusta 2.0, Colombia’s largest First Party Data Network (FPDN), consolidates information from 20.3 million digital users—including 7.2 million clients across our banks and dale!—unlocking cross-selling opportunities that began materializing in 2024. Since its launch in 2022, we have integrated the CRM systems of all subsidiaries, completing the process in mid-2024 with Porvenir and Aportes en Línea. Augusta now also supports digital ecosystems and affiliated companies within Grupo Empresarial Sarmiento Angulo across sectors such as insurance, media, hospitality, and construction.

Mathilde-Ads, our proprietary programmatic advertising platform, has optimized digital media buying in a cookie-free environment, reducing Customer Acquisition Cost (CAC) by 30% since 2021. In 2024, it fully replaced third-party providers for our Colombian banks and dale!, boosting cross-selling and marketing ROI. Looking ahead, it will leverage Augusta 2.0 data to efficiently scale customer acquisition and deepen engagement.

Tuplús, our centralized loyalty platform, allows users to earn and redeem points for personalized rewards at over 100 affiliated businesses. Positioned as a loyalty and retail ecosystem, Tuplús enhances customer retention and long-term engagement across industries.

Dale!, Grupo Aval’s digital wallet, enables individuals, businesses, and merchants to manage deposits, transfers, payments, and withdrawals via a mobile app or debit card. In 2024, dale! grew to 3.5 million users—including approximately 700,000 merchants—after onboarding 1.5 million new customers. CAC dropped 53% year-over-year thanks to synergies with Mathilde-Ads. Fully interoperable through Redeban’s pilot, dale! expanded its offering to include savings and investment tools, credit services, payroll and remittance capabilities, rewards redemption, and more than 22,000 payment and collection agreements.

As part of our broader innovation journey, the transformation of ATH (A Toda Hora) into Aval Valor Compartido (AVC) in September 2024 plays a pivotal role in capturing synergies and driving efficiencies through process standardization and the provision of operational and technological services to Aval companies. This renewed role also seeks to strengthen corporate governance, enable more agile decision-making, and foster greater collaboration across the Group’s business units.

AVC’s evolution is guided by the integration of modern, scalable technology solutions that help the Group anticipate future needs, alongside a focus on operational excellence—consistently surpassing industry standards in service delivery. In 2024, AVC ensured high availability across the physical and digital channels it operates, including more than 2,800 ATMs—77.6% of which were renewed, with over 500 replaced in 2024—and digital platforms such as AvalPay Center, which processes over 31.8 million transactions annually. Platform availability averaged 99.86%, underscoring AVC’s essential role in maintaining service continuity and improving customer satisfaction.

3. Participating in digital ecosystems

Our ecosystem strategy aims to embed financial services into seamless, multichannel digital journeys. We have built three core ecosystems aligned with this objective: Carroya (mobility), Metrocuadrado (housing), and ADL Seguros (insurance brokerage).

In 2024, Carroya generated over 50,000 leads and Ps 20 billion in disbursements, with average loan amounts up 123% year-over-year. Since its 2022 launch, the platform has generated 621,000 leads and Ps 3.0 trillion in loan opportunities. Complementing this, FacilPass—our in-vehicle electronic payment solution—reached 107,000 active tags and processed Ps 354.9 billion in toll payments across 13.9 million crossings. It also expanded into parking payments.

Metrocuadrado recorded more than 4.5 million monthly visits and 3.7 million customer interactions. In Q4 2024, a successful end-to-end housing sales pilot with Banco AV Villas led to Ps 46.9 billion in disbursements. The model is set to expand to Banco de Occidente in 2025.

ADL Seguros, our digital insurance brokerage, broadens our non-banking portfolio. In 2024, it issued 171,000 policies—including mandatory and comprehensive vehicle insurance—and 82,100 employee insurance policies. These products are distributed through our digital ecosystems and supported by Mathilde-Ads, enabling targeted, cost-efficient acquisition. These ecosystems remain strategic for scaling our platforms, deepening user engagement, and driving long-term value creation.

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

We monitor and analyze cybersecurity incidents, assess their consequences, take the most appropriate actions to remediate or mitigate a cyber-attack and implement additional controls such as fraud intelligence, strengthening the enrollment process in digital channels, among others. Also, we make sure that our third-party service providers follow our security standards and maintain insurance coverage given the increasing sophistication of cyber-attacks. For further information see “Item 4. Information on the company—B. Business overview—Other corporate information—Cybersecurity” and “Item 16K. Cybersecurity”.

(iv)	Corporate synergies

In September 2024 we began the transformation of ATH into AVC (Aval Valor Compartido), consolidating it as the strategic partner of Grupo Aval entities to develop new cross-functional capabilities and drive value creation for all its stakeholders. AVC is designing a strategic roadmap that will enable it to capture synergies and efficiencies through agile processes and the provision of administrative, operational and technological services to the group’s companies, optimizing costs and enhancing service quality. AVC’s business evolution will focus on three fundamental pillars:

1.	Technology: Integrating modern and scalable solutions that allow the Group to anticipate the future.
2.	Operational Excellence: Exceeding industry standards in service delivery to clients.
3.	Talent: Attracting, developing, and retaining top talent, fostering a collaborative and high-performance work environment that drives AVC’s growth and competitiveness.

Throughout 2024, AVC stood out for ensuring high availability in the physical and digital channels it operates. Specifically, the 2,831 ATMs that make up the Aval Network processed an average of 2,900 transactions per month, dispensing approximately Ps 47.5 trillion over the year. Meanwhile, around 82,000 active banking correspondents processed more than 105 million transactions, totaling nearly Ps 23 trillion, representing a 2.6% increase compared to the previous year. In digital channels such as Aval Pay Center, more than 31.8 million collection and payment transactions were processed, amounting to approximately Ps 27 trillion, reflecting a 38% growth compared to 2023. The average platform availability exceeded 99.86%.

During this same period, AVC played a key role in launching TAG Aval. Additionally, the mobile application for corporate banking clients was launched, and the company strengthened its cybersecurity posture, achieving a maturity level of 4 out of 5. Other notable milestones in 2024 include the renewal of 77.6% of the ATM network and the migration to cloud services, initiatives that contributed to a reduction of 786.65 metric tons of carbon dioxide emissions.

Finally, towards the end of the year, a key cross-functional project was launched under AVC leadership, aiming to capture synergies in the procurement and supply chain processes for all Grupo Aval entities. Additionally, in 2024 AVC was certified as a Great Place to Work (GPTW) for the first time, reinforcing its commitment to employee well-being and development.

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

We are driven by working in a pluralistic, equitable and inclusive organization, where we guarantee equal opportunities for all our employees, recognizing the capacity of human talent for their merits and values, without discrimination. We have diverse and inclusive talent, where

54.3% are women and 45.7% men. Within the framework of our Corporate Diversity and Inclusion Policy, we continue to strengthen our commitment to equitable and respectful work environments. As a reflection of this effort, we achieved the Friendly Biz recertification for Grupo Aval and all its material subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir), reaffirming our best practices in inclusion and respect for diversity. In addition, our work has been recognized in the Ranking of Inclusive Organizations in Latin America, where we reached 6th place, consolidating ourselves as a leading company in the promotion of a diverse and inclusive organizational culture in the region.

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

With the well-being of our employees and their families in mind, we created Mi Grupo es Aval, a comprehensive platform that brings together the benefits of all our entities and strategic allies. Through this initiative, we offer access to exclusive discounts, wellness programs, aid, insurance, educational agreements, financing options, and many other benefits designed to improve the quality of life of those who are part of our Group. As of December 31, 2024, Mi Grupo es Aval covered 19,786 employees with more than 22 defined benefits.

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

Recognizing that the development of the country goes beyond the economic dimension, we carry out social projects aimed at promoting the well-being of the Colombian population, such as “Misión La Guajira”. La Guajira is Colombia’s most vulnerable region with the highest neonatal mortality rate, the highest death rate due to malnutrition, the lowest rate of access to drinking water and has one of the highest poverty indices.  We are working together with several Government agencies and ministries to find structural solutions to Guajira’s lack of access to energy solutions, potable water supply, and food security, and to design solutions that are sustainable. So far, we are the only economic group in the country that has tried to work hand in hand in a philanthropic project with Colombia’s public sector and to prove that, as long as we agree on the objectives, it is possible to work with any form of Government.  We are very hopeful that very soon our efforts will start to bear fruit, and that other economic groups in the country will follow suit with regard to other forgotten regions in Colombia.

ESG Strategy

At Grupo Aval, sustainability is more than a commitment, it's a core principle that drives our every decision. We are dedicated to building a future where financial strength and social and environmental stewardship go hand in hand, ensuring our positive impact for generations to come. We continue advancing with determination towards our sustainability impacts and goals.

In order to do so we have identified the material and relevant topics for our business and stakeholders through a comprehensive consultation process. Every two years, we update our double materiality assessment and annually we review the material topics with our Board of Directors and executive team, considering the national context, regulatory developments, best practices, and industry challenges, among others.

As a result of this process, our double materiality matrix, developed in 2023 and reviewed in 2024, prioritizes the following material topics in order of relevance: (i) Ethics, corporate governance, compliance, and internal control, (ii) Climate change management and mitigation, (iii) Profitable and sustainable economic performance, (iv) Financial inclusion and education, (v) Human talent, (vi) Sustainable finance, (vii) Diversity, equity, and inclusion, (viii) Information security, privacy, and data protection, (ix) ESG risk management, and (x) Corporate reputation and marketing.

We have also defined our interest groups and defined the main activities we undertake with them to continue strengthening our relationship and ensure transparent and timely information. These are: Board of directors, subsidiaries, shareholders and investors, employees, opinion leaders, government and regulatory bodies, suppliers.

We focus on aligning management with material issues, ESG factors, interest groups and regulatory changes, both globally and locally, within the financial industry.

We also adhere to global initiatives such as UNEP FI and the UN Global Compact, reinforcing our commitment to sustainable finance and the 2030 SDG Agenda. We prioritized the SDGs most impacted by our activities: Health and well-being (SDG 3), Gender equity (SDG 5), Decent work and economic growth (SDG 8), Industry, innovation and infrastructure (SDG 9), Reducing inequalities (SDG 10), Climate action (SDG 13), Peace, justice and strong institutions (SDG 16), Partnership to achieve the goals (SDG 17).

In addition, we integrate the highest international standards into our sustainability strategy and performance reporting. We use the Sustainability Accounting Standards Board (SASB) framework to ensure transparency on the ESG issues most relevant to our sector, report under the Global Reporting Initiative (GRI) standards to ensure comprehensive and comparable disclosure and follow the Dow Jones Sustainability Index (DJSI) criteria to assess our sustainability performance against global best practices.

In 2024, Grupo Aval and its subsidiaries received notable recognitions and certificates for our advancements in ESG impact:

●	In the Corporate Sustainability Assessment (CSA) evaluation used to determine constituents of the DJSI, we have achieved continuous improvement in all dimensions: Environmental, Social and Governance, achieving an increase of 16 points in the 2024 measurement compared to 2023, and accumulating an improvement of 32 points since the beginning of our evaluation in 2021.
●	In MSCI, Grupo Aval has an evaluation of BB.
●	Banco de Bogotá was named "Best Real Estate Bank in Colombia" by Euromoney for its innovative approach and commitment to sustainable housing financing. This bank also received the “Sustainable Bond of the Year” award.
●	Banco de Occidente was recognized as the "Best Workplace" for companies over 1.500 employees by Great Place to Work.

●	Banco AV Villas received the Silver Award in the "Customer Experience" category from Fintech Americas.
●	Corficolombiana ranked as the third most sustainable company worldwide in its industry, according to the S&P Global Corporate Sustainability Assessment (CSA). Banco de Bogotá was also recognized among the top banks in the same assessment.
●	Porvenir received the "Excellent Track Record Award," the highest recognition for management excellence in Ibero-America.

Environmental performance

At Grupo Aval, we recognize that environmental sustainability is vital for long-term economic and social development. We have embedded environmental management into our corporate strategy, promoting responsible practices and supporting initiatives that contribute to the conservation of natural resources. Our approach includes financing sustainable projects, reducing our environmental footprint, and driving the transition to a low-carbon economy. Through strategic partnerships and alignment with international frameworks, we reaffirm our commitment to protecting biodiversity and supporting the well-being of the communities where we operate.

Grupo Aval Holding conducts greenhouse gas (GHG) inventory assessments using the GHG Protocol methodology for Scopes 1, 2, and 3.

As for the subsidiaries, we will continue to improve the measurement of the carbon footprint so that all of them can be included in the consolidated report.

Also in terms of climate change risk management, some of our subsidiaries (Banco de Bogotá, Banco de Occidente, Corficolombiana and Porvenir) have defined their strategy according to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. In 2025 we will design and implement Grupo Aval’s Decarbonization Roadmap, in accordance with the Paris Agreement and Colombia's environmental goals.

In 2024, we also reinforced our commitment to the environment through additional conservation and preservation initiatives. We participated in the COP 16 in Cali, Colombia, through our participation in over 40 academic events, showcasing key initiatives such as Banco de Bogotá´s Amazonia Debit Card, Banco de Occidente´s Planeta Azul Award, and Corficolombiana’s conservation efforts with the planting of more than 983.000 trees and the protection of 2,184 species of fauna and flora. During the COP 16 we also signed the Mansion House Declaration - United for Wildlife, for the fight against the illegal wildlife trafficking.

As per our sustainable financing advances, Grupo Aval´s banks (Banco de Bogotá and Banco de Occidente) sustainable portfolios reached over COP 23.05 trillion, funding projects in renewable energy, sustainable mobility, energy efficiency, housing solutions, and SME support.

Social performance

At Grupo Aval, we believe that sustainable growth goes hand in hand with social progress. We are committed to generating a positive impact by promoting financial inclusion, supporting community development, and fostering diversity, equity, and inclusion within our organization. Through strategic social investments, educational programs, and initiatives that empower vulnerable populations, we contribute to building more resilient and inclusive communities. Additionally, we prioritize the well-being, growth, and development of our employees, ensuring a safe, diverse, and equitable workplace. Our social commitment is guided by our core values and a deep sense of responsibility to the communities we serve.

In 2024, Grupo Aval Holding and its subsidiaries:

●	Generated over 70,000 jobs. We are the second largest employer in Colombia.
●	Implemented the Corporate Human Rights Policy and Corporate Diversity & Inclusion Policy
●	Promoted financial inclusion and education, serving various demographic groups such as children and youth, seniors over 60, migrants and vulnerable population, with tailored products and services. We have positively impacted more than 36,000 people.
●	We promote financial inclusion among small businesses, such as neighborhood stores, drugstores, stationery stores and other ventures. Through dale!, our digital wallet, we offer small businesses a secure, stable and free digital payment solution. In 2024, we achieved a significant increase of 445,521 customers in the popular economy segment.
●	Led major social projects, such Misión La Guajira. Misión La Guajira is a public-private partnership between Grupo Aval, Promigas and the Presidency of the Republic, with the support of Grupo Prisa and La W, which seeks to address the most urgent needs of the municipalities of Manaure and Uribia, two of the most vulnerable areas of the department, through the implementation of sustainable solutions that guarantee access to water for human consumption, access to energy and food security. In 2024, the program impacted 21,000 people, 3,000 families, represented in more than 80 communities.

Governance performance

At Grupo Aval, we uphold the highest standards of corporate governance as the foundation of our business integrity and long-term success. Our governance framework is built on transparency, accountability, and ethical conduct, ensuring effective decision-making and protecting the interests of our stakeholders. We are committed to maintaining a robust Board of Directors, promoting diversity, and fostering a culture of compliance and risk management across the organization. Through clear policies, robust internal controls, and alignment with international best practices, we drive sustainable value creation and reinforce trust with our investors, clients, and communities.

The Board of Directors sits on the top of our hierarchy for ESG matters, approving the sustainability strategy and corporate policies related to social and environmental issues, including climate change.

We strengthened our sustainability governance model, creating an ESG committee within the Board of Directors to ensure strategic oversight, alignment with international best practices, and effective management of environmental, social, and governance risks and opportunities. The ESG committee, is composed of three Board members.

In addition, we created the Grupo Aval’s VP for sustainability and strategic projects, that leads the execution of the ESG strategy, its integration into business decisions and coordinated its deployment in Grupo Aval’s different entities.

As per our corporate governance advances, in March 2024, the General Shareholders' Meeting modified the board structure, transitioning from seven principal and seven alternate members to nine members without alternates. Below is the current Board composition:

●	Gender Diversity: The Board comprises 8 male and 1 female director.
●	Nationality: All directors are Colombian citizens.
●	Age Distribution:
-	3 directors are aged 50-60.
-	4 directors are aged 60-70.
-	2 directors are aged over 70.
●	Tenure: The Board of Directors has an average tenure of 5.5 years.
●	Sector Expertise: Directors possess extensive experience in the financial, energy, and technology sectors, as well as in law, marketing, and economics.
●	Meeting Frequency & Attendance: In 2024, the Board held 25 meetings with an average attendance rate of 97.3%.

Grupo Aval's current Board demonstrates the expertise, diversity, and background necessary to effectively lead the Group, drive sustainable growth, and address emerging challenges, thereby creating long-term value for all stakeholders.

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

Source: Company data at December 31, 2024. Porvenir is held in Banco de Bogotá as follows: 36.5% through Banco de Bogotá and 10.4% through Fiduciaria Bogotá. Porvenir is held in Banco de Occidente as follows: 24.2% through Banco de Occidente and 8.9% through Fiduciaria de Occidente.

In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, he beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 11.5% of Corficolombiana, at April 22, 2025.

On December 31, 2024, 92.9% of our consolidated assets were recorded in our Colombian entities and 7.1% in Panama through MFH. In terms of businesses, 80.2% of our total consolidated assets were from our banking services segment, 18.6% were from our merchant banking segment, and 1.2% were on-balance sheet consolidated assets of our pension and severance fund management segment. On a consolidated basis, Grupo Aval manages Ps 327.9 trillion of on-balance sheet assets, and Ps 424.5 trillion of off-balance sheet assets (assets under management).

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

Banking services

We provide commercial banking services in Colombia and Panama. In Colombia, we operate through four commercial banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). In Panama we operate through MFH and its subsidiaries, the most relevant being its banking operation Multibank Inc. Through other subsidiaries we also offer bancassurance, insurance, trust and fiduciary services, bonded warehousing, real estate escrow services, merchandise and document storage and deposit, customs agency, cargo management, surety bond and merchandise distribution services, payment and collection services, and provide deposit and lending operations in foreign currencies.

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

Our differentiated multi-brand business model builds on the individual strengths of our banks and the wide recognition of their brands. Each of our banks has developed over time a focus on particular and, to a degree, overlapping market sectors, geographic regions and services and products in Colombia. As a group, we are present in all banking segments and products in Colombia, as shown in the following chart:

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the third largest bank measured by gross loans with a 12.7% market share on December 31, 2024. It is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products. Banco de Bogotá serves all market segments. While its historic emphasis is on commercial loans for large corporations, the bank has broadened its segment base and product offering in recent years, especially on consumer loans and mortgages. Banco de Bogotá had a 15.6% market share of commercial loans, 10.5% of consumer loans and 9.7% of mortgages, all at December 31, 2024. On the same date, Banco de Bogotá had an 12.6% market share of deposits. At and for December 31, 2024, Banco de Bogotá had consolidated total assets of Ps 150.7 trillion and net income attributable to controlling interest of Ps 1.1 trillion on a consolidated basis.

Banco de Bogotá is the group’s universal bank with presence in all regions of the country and has a broad portfolio of services and products, from savings accounts and digital term deposits through its mobile application, to structured loans in the corporate segment. Banco de Bogotá serves all market segments, and although its historical emphasis has been on commercial loans for large companies, in recent years the bank has expanded its participation in other segments and products, increasing its market share in mortgages and in the consumer portfolio.

Banco de Bogota’s strategy places customers at its core, closely monitoring trends in the industry, and delivering value to its clients through a continuous evaluation of its value proposition, enhancement of its products, initiatives, and efforts. Banco de Bogotá strives to constantly innovate, and stay ahead of its competitors, both traditional banks and fintechs. The bank’s strategy consists of 4 pillars, namely: Growth, Profitability, Sustainability and Funding optimization.

Banco de Bogotá is currently pursuing a strategy to enhance its value proposition to customers, providing a wide array of products and services, and becoming the primary bank of its existing customers. The bank has been pursuing a greater share of state and local government clients, both in loans and in deposits. The bank decided to exit the microcredit service offering in 2024, redirecting the product’s sales-force within the bank and sold its loans portfolio to an unrelated third-party in Colombia.

While maintaining a corporate focus, the bank is enhancing its customer service to SMEs, by allowing for digital signatures and paperwork that resulted in over Ps 1.0 trillion paperless loan disbursements. Artificial intelligence further improved credit document evaluation, enhancing efficiency and decision-making. Banco de Bogotá launched Cupo Ágil, an overdraft product including self-management options and simplification of processes for SMEs. Banco de Bogotá enabled online payment for collections at banking correspondents, impacting more than 1,100 companies.

In 2024, Banco de Bogotá achieved significant milestones in its digital transformation journey, reinforcing its commitment to innovation and delivering value to its clients. The bank introduced a suite of new digital products, including a digital checking account, credit card balance transfers, Ceropay, a 30-day digital time deposit, and a premium account. These offerings expand its portfolio and integrate financial solutions into customers’ daily lives. Digital self-management capabilities were strengthened, allowing customers to perform tasks such as adjusting credit card installments, enabling Apple Pay, and creating a specialized portal to manage collections, aiding customers in their financial recovery. Enhanced authentication processes, leveraging facial recognition and artificial intelligence, expanded the accessibility of digital services to a broader customer base.

Additionally, The bank prioritized evolving its digital channels to remain competitive, achieving over 3.3 million monthly immediate transactions through Transfiya and Entre Cuentas. It simplified its portal for small businesses and strengthened PSE payment experiences enabling more than 3.5 million single-click payments.

These efforts were supported by an agile, business-oriented team with technological expertise, focused on delivering superior customer experiences. Awards such as “Best Mobile Banking App” and “Best User Experience (UX) Design” by the Global Finance Digital Bank Award 2024, and a gold award for Channel Innovation from Fintech Americas for the Aval Advisor initiative, underscored Banco de Bogota’s leadership in digital banking.

Banco de Occidente is the fifth largest bank in Colombia measured by gross loans, with a market share of 7.2% at December 31, 2024. It focuses on mid-size and small and medium-sized (SME) corporate customers, state-owned entities and high net-worth customers and has a diversified revenue stream. Banco de Occidente had market shares of 9.3% of commercial loans and 6.8% of consumer loans on December 31, 2024. Banco de Occidente had a market share of 8.7% of Colombia’s checking accounts on December 31, 2024. On December 31, 2024, Banco de Occidente had total consolidated assets of Ps 78,400.2 billion and net income attributable to owners of the parent of Ps 473.5 billion for the year ended December 31, 2024.

Banco de Occidente was recognized by the Great Place to Work® ranking (2024) as the best bank to work for in Latin America in the large companies category and, for the second consecutive year, as the best workplace in Colombia among companies with more than 1,500 employees.

Throughout 2024, Banco de Occidente S.A demonstrated its commitment to innovation, digital transformation, sustainability, and regulatory compliance. The bank’s strategic initiatives have strengthened its market leadership, improved operational efficiency, and reinforced its position as a key player in the Colombian financial sector. Looking ahead, Banco de Occidente remains focused on delivering value to its customers, shareholders, and stakeholders while adapting to evolving regulatory and market conditions.

In 2024, Banco de Occidente continued to implement various strategic initiatives aimed at enhancing commercial effectiveness, optimizing distribution channels, and strengthening its organizational structure. The bank remains committed to maintaining leadership in its core business segments through the integration of its subsidiaries, offering innovative, relevant, and competitive value propositions that drive sustainable and profitable growth.

As a result of these efforts, Banco de Occidente has solidified its position in commercial banking, becoming one of the leading providers in the SME segment, mainly in its loan portfolio and in cash management services such as collections and payments management. Additionally, in the consumer and housing loan portfolios, Banco de Occidente has recorded sustained above-market growth, further consolidating its product offerings among the country’s affluent client segment.

As part of its ongoing digitalization strategy, Banco de Occidente has successfully introduced innovative solutions for businesses and retail clients, among which are i) launch of interoperable QR for businesses: this solution enables immediate and interoperable payments, improving transactional efficiency, ii) enhancements in the GOU payment gateway such as the implementation of  the “Botón AVAL” and Banking Correspondents, which has significantly optimized transactional costs and expanded collection channels, iii) customer migration and service redesign in corporate digital channels, for which over 3,000 clients have been successfully migrated to the new corporate app, and 33 services have been redesigned on the OcciRed portal to improve user experience, iv) the integration with Fiduciaria de Occidente, under which clients can now quickly and securely generate statements and certificates through a unified digital platform, v) launch of the CarroYa credit card, a new business credit card designed for electronic toll payments.

In the retail banking segment, Banco de Occidente has launched several new initiatives to improve customer experience and accessibility such as: i) a 100% digital term deposit available for existing customers through digital channels, the bank is currently working on an open-ended option for this product, ii) facial biometric authentication for account creation: enhancing security and convenience in onboarding processes, iii) mobile banking modernization with an improved user experience, enabling more efficient transactions and inquiries, iii) the introduction of the digital Occiflex credit card, a fully digital credit card that can be obtained in minutes, requiring no physical documents, and enabling purchases from electronic merchants.

As part of its sustainability strategy, Banco de Occidente achieved the following milestones in 2024: i) carbon neutral certification: awarded by ICONTEC, reaffirming the bank’s commitment to environmental sustainability, ii) 30th anniversary of the “Blue Planet” award: celebrating three decades of recognizing and supporting environmental initiatives, iii) sustainable portfolio certification, under which 7% of the bank’s credit portfolio has been officially certified as sustainable, reinforcing its commitment to responsible banking practices.

In 2024, Banco de Occidente carried out its first placement of subordinated bonds under Reg S in the international market for US$175 million at a rate of 10.875%, with a maturity of 10.25 years and an early redemption option after 5 years. This issuance was authorized by the Superintendency of Finance to be classified as Tier II capital.

Banco Popular is the eighth largest bank in Colombia measured by gross loans, with a market share of 3.1% at December 31, 2024. The bank operates primarily in the consumer segment with a particular focus to serve the silver economy (serving the 50+ age group) and in public sector businesses as a premier provider of financial solutions to Government entities nationwide with a particular strength in public sector deposits and loans. On December 31, 2024, Banco Popular had total consolidated assets of Ps 88,381.2 billion and market shares of 7.8% of consumer loans, 1.6% of commercial loans, 0.9% of mortgage loans and 3.2% in deposits. A significant part of its consumer portfolio is made up of payroll loans to pensioners and public sector employees. On December 31, 2024 the bank had a market share of 19.1% of payroll loans. As part of its strategy, Banco Popular is diversifying its presence in different consumer products, by strengthening its value proposition and adapting its service model, thus increasing its participation in the retail segment both in terms of loans and funding.

In 2024, continuing with its transformation process, Banco Popular made several adjustments to its Leadership Team: Risk, Finance, Corporate Affairs and Sustainability, Treasury and Subsidiaries, Strategy and Transformation and Commercial Banking. Under the leadership of Mrs. María Fernanda Suárez, these areas have identified a significant opportunity in the "silver economy," a market segment encompassing the elderly population. 2024 was the year in which the bank's strategy and plans were defined to capitalize on this opportunity, with a population that presents specific economic and financial needs that Banco Popular aims to address.

The bank is adapting channels and improving the services and products offered to this segment to better meet their needs. This includes the modernization of branches and the implementation of digital solutions to facilitate access to financial services. Additionally, the bank is focusing on improving service quality by implementing training programs for the staff, with the goal of offering a more personalized and efficient service.

The bank introduced new products, such as the 30-day term deposit to attract retail deposits. Banco Popular has focused on obtaining low-cost deposits, primarily from retail banking. The payroll loan portfolio is Banco Popular's flagship product. Additionally, the bank introduced an exclusive credit card for retirees with incomes between 1 to 2 minimum wages, the “PoSÍble” credit card.

In 2024, the bank’s net interest margin showed a positive trend, driven by efficient loan portfolio management despite a challenging macroeconomic environment; this is largely due to the repricing strategy of the payroll loan portfolio. Regarding deposits, interest expenses benefited from lower interest rates and timely management focused on improving the balance sheet structure, prioritizing the acquisition of low-cost funds, primarily from retail banking. Financing has been prioritized with resources from individuals over institutions, thus optimizing the interest margin.

Moreover, effective expense management generated significant savings compared to 2023, amounting to Ps 22.9 billion, despite high inflation. This achievement is the result of rigorous control over purchases, contracts, renegotiations, and vacancies, improving efficiency indicators month by month.

Banco AV Villas is the eleventh largest bank in Colombia measured by gross loans. The bank focuses on services and products such as payroll loans and credit cards, its traditional line of mortgages and factoring in commercial loans. One of its key strengths is its leading in collection and payment services agreements for residential units, temporary service companies and schools. The bank has a broad service network throughout Colombia, with a concentration in Colombia’s central region, including Bogotá and the southwestern region. Banco AV Villas had a market share of 2.3% of deposits, 2.2% of gross loans, 4.5% of consumer loans and 2.8% of mortgages at December 31, 2024. At December 31, 2024, Banco AV Villas had total consolidated assets of Ps 19,167.7 billion.

The bank’s renewed strategy under Mr. Gerardo Hernández’s leadership is focused on meeting customer needs through a strengthened and innovative value offering, supported by technology and analytics. In this way, the bank aims to achieve profitable and sustainable growth, while maintaining an appropriate risk appetite. In line with these objectives, the bank relaunched the AV Villas brand in October 2024, presenting its new brand role with a modern image and a renewed purpose of being the co-worker of Colombians and partner and ally of customers. The bank launched an advertising campaign that was widely disseminated in the media and on social networks. This rebranding and communications strategy was reinforced with a new brand slogan “AV Villas - Juntos trabajando (working together)”.

AV Villas has implemented its digital banking, developing a 100% digital ecosystem and preparing to compete directly with new banking players entering the Colombian market under the neobank, fintech and digital subsidiary model. Various milestones were achieved in 2024, such as the authorization of transactions with QR codes (from the same device, no need to scan), greater visibility of caps and improvements to the credit card experience, agreements with Boomerang and CarroYa, firm pre-approvals for personal loans in virtual banking, credit balance consultation, assisted flow with multi-offer for mortgages, and the launch of the WhatsApp channel for customers. In synergy with ADL (Aval Digital Lab), the bank has several projects underway to offer digital products, including credit cards, savings accounts, CDTs (time deposits), consumer loans and mortgages, in addition to projects related to transaction platforms, the bank’s app and infrastructure for open banking.

The bank’s financial strategy is focused on achieving a significant change in the composition of its balance sheet lines in order to close the gap between assets and liabilities sensitive to interest rate fluctuations. In addition, the bank aims to strengthen stable and low-cost liabilities by consolidating and deepening payroll agreements, taking full advantage of the "digital payroll" product, as well as collection and payment agreements; likewise, the opening of savings accounts and CDTs (time deposits) for individuals was strengthened, taking advantage of digital products and channels.

As a measure to strengthen the bank’s capital, in September 2024 the bank issued subordinated bonds in the amount of Ps 150.0 billion with a maturity of 10 years. These bonds are calculated at 100% in the Tier II capital and therefore strengthen the bank’s solvency ratio.

In July 2024, Mr. Gerardo Alfredo Hernández succeeded Mr. Juan Camilo Ángel as president of Banco AV Villas. Mr. Hernández had been acting as Legal Vice-President of Banco de Bogotá.

MFH through MFG provides a wide variety of financial services in Panama, including corporate, commercial, and retail banking, as well as insurance, brokerage, and leasing services. The main subsidiary of MFG is Multibank Inc., a full-service bank operating since 1990, which consolidates the banking, insurance, and portfolio management operations of the company. At December 31, 2024 MFH had total consolidated assets of U.S.$ 5,249.8 million and net income attributable to its controlling interest of U.S.$ 6.4 million.

Multibank Inc. is the sixth largest privately owned bank in Panama measured by gross loans, with a market share of 4.3%, ninth measured by total deposits, with a market share of 3.5% as of December 31, 2024. At the same date, Multibank had a market share of 6.4% of commercial loans, 4.0% of residential mortgage loans and 6.7% of consumer loans in Panama. Multibank is the second largest provider of automobile loans in Panama with a market share of 16.6%. The third largest lender in agricultural loans with a market share of 14.1%, and the fifth largest in construction loans with a market share of 9.25%.

During 2024, MFG continued to focus on its core retail and commercial banking business, concentrating on improving digitalization, optimization of commercial effectiveness, and implementing ESG initiatives. Multibank continued segmenting its customer base and developing service platforms and product offerings tailored to the specific needs of its client segments. On the digitalization front, during 2024 Multibank mobile app surpassed the traffic of other traditional channels for the first time, the ACH Xpress service, among other digital services being one of the principal drivers.  MFG invested over 700 hours of corporate volunteering distributed in 12 activities aligned with its ESG initiatives.

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

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV	Grupo Aval
	Bogotá(1)	Occidente	Popular	Villas	aggregate(2)

	(in thousands)
Total corporate customers, as of:
December 31, 2024	239.8	63.0	7.2	31.6	341.5
December 31, 2023	233.5	60.4	6.9	31.8	332.5
(1)	These figures include MFG.
(2)	Reflects aggregated amounts of our banking subsidiaries, these figures may include overlap of customers.

Individual customers

Our banks provide services and products to individuals throughout Colombia and Panama. Our banks classify their individual banking customers into separate categories based principally on income. The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV		Grupo Aval
	Bogotá(1)	Occidente	Popular	Villas	Corficolombiana	aggregate(2)

	(in thousands)
Total individual customers, as of:
December 31, 2024	9,242.0	1,032.2	4,105.0	1,082.3	383.3	15,844.9
December 31, 2023	8,965.0	1,158.1	3,457.0	1,130.8	359.5	15,070.5
(1)	These figures include MFG.
(2)	Reflects aggregated amounts of our banking subsidiaries, these figures may reflect overlap of customers in Colombia.

Lending activities

We classify our banks’ loans into the following categories: commercial, consumer, microcredit and mortgages. The following table presents our total loans, net at December 31, 2024.

	At December 31, 2024
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding(1)	consolidated(2)

	(in Ps billions)
Commercial	115,648.3	—	1,918.5	1,198.1	116,119.6
Commercial loans	114,943.8	—	1,917.9	1,198.1	115,414.6
Interbank and overnight funds	704.5	—	0.5	—	705.1
Consumer	60,905.0	—	1,071.3	—	61,976.3
Mortgages	22,009.1	—	26.7	—	22,035.7
Microcredit(3)	4.4	—	—	—	4.4
Total gross loans	198,566.8	—	3,016.4	1,198.1	200,136.0
Loss allowance	(9,915.2)	—	(91.9)	(1.7)	(10,006.6)
Total loans, net	188,651.5	—	2,924.5	1,196.4	190,129.4
(1)	Commercial loans reflect the loans extended by Grupo Aval Acciones y Valores S.A. to an unconsolidated related party in December 2022.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(3)	Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente) without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the minimum wage.

On December 31, 2024, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 4.9%, 7.0% and 8.1%, respectively, of our consolidated total gross loan portfolio.

Commercial loan portfolio: consists of general purpose loans (loans with a maturity of over one year), working capital loans (loans with a maturity of up to one year), leases, loans funded by development banks, corporate credit cards and overdraft loans. Loans funded by development banks are loans granted to customers and focused on specific economic sectors and are funded by national or international government or government-related institutions. Interbank and overnight funds are short-term borrowings mostly entered into between banks. The following table presents our commercial loan portfolio at December 31, 2024.

	At December 31, 2024
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding(1)	consolidated(2)

	(in Ps billions)
General purpose loans	83,342.7	—	—	1,198.1	82,145.3
Working capital loans	16,624.5	—	—	—	16,624.5
Leases	10,225.9	—	1,917.9	—	12,141.1
Loans funded by development banks	3,764.0	—	—	—	3,517.4
Overdrafts	648.1	—	—	—	648.1
Interbank and overnight funds	704.5	—	0.5	—	705.1
Credit cards	338.6	—	—	—	338.2
Commercial loans	115,648.3	—	1,918.5	1,198.1	116,119.6
(1)	General purpose loans reflect the loans extended by Grupo Aval Acciones y Valores S.A. to an unconsolidated related party in December 2022.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Consumer loan portfolio: consists of payroll loans, personal loans, automobile and other vehicle loans, credit cards, overdrafts, leases, and general purpose loans. A payroll loan is a type of loan where payments are deducted directly from an employer’s salary. The following table presents our consumer loan portfolio at December 31, 2024.

	At December 31, 2024
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding	consolidated(1)

	(in Ps billions)
Payroll loans	34,182.0	—	—	—	34,182.0
Personal loans(2)	13,370.8	—	1,071.3	—	14,442.1
Credit cards	7,266.7	—	—	—	7,266.7
Automobile loans and leases	5,834.5	—	—	—	5,834.5
General purpose loans	152.8	—	—	—	152.8
Overdrafts	79.3	—	—	—	79.3
Leases	18.8	—	—	—	18.8
Consumer loans	60,905.0	—	1,071.3	—	61,976.3
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(2)	Mostly composed of personal installment loans.

We provide credit card services to our bank customers mainly through the Visa and MasterCard networks. The following table presents the number of activated issued credit cards of our banks in Colombia at the dates indicated.

	Activated Issued Credit Cards
	December 31,	December 31,
Banking subsidiaries in Colombia	2024	2023
Banco de Bogotá	1,229,118	1,459,171
Banco de Occidente	503,362	572,918
Banco Popular	176,878	221,090
Banco AV Villas	445,620	461,490
Total activated issued credit cards	2,354,978	2,714,669

Mortgages portfolio: In Colombia, Banco de Bogotá, Banco de Occidente and Banco AV Villas are our main originators of loans to customers for the purchase of real estate secured by mortgages. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased. The weighted average maturity of the Colombian mortgage loan portfolio at December 31, 2024 was 193 months (contractual life at the time of origination). Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income in compliance with Colombian regulation. The weighted average maturity of MFH’s mortgage portfolio at December 31, 2024 was 257 months (contractual life at the time of origination). MFH has no significant exposure to the higher risk sectors, such as vacation homes or second-home mortgages.

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

Deposits

Our banks offer traditional deposit services and products, including checking accounts, savings accounts, time deposits and other deposits. Checking accounts typically bear low or no interest. Checking accounts and savings accounts are payable on demand, although a significant portion of these accounts tend to be stable in amount over time. Moving on to our time deposits, 80.6% have maturities below 12 months and commonly earn interest at a fixed rate. The following table presents our deposits by product type at the dates indicated.

	At December 31, 2024
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding	consolidated(1)

	(in Ps billions)
Checking accounts	24,914.2	—	—	—	24,579.5
Savings accounts	81,897.6	—	791.5	—	79,614.9
Time deposits	89,109.7	—	7,739.6	—	96,329.8
Other deposits	296.1	1.3	50.5	—	347.9
Customer deposits	196,217.6	1.3	8,581.6	—	200,872.2
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

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

During 2024, we continued optimizing our footprint by either closing, relocating or adapting branches to increase the effectiveness of our distribution network. The following table presents our total full-service branches in Colombia and Panama, at December 31, 2024 and 2023.

			Change, December 31, 2024 vs.
	At December 31,		December 31, 2023
	2024	2023	#	%
Banco de Bogotá	412	412	—	—
Banco de Occidente	175	175	—	—
Banco Popular	178	178	—	—
Banco AV Villas	231	236	(5)	(2.1)
Colombia	996	1,001	(5)	(0.5)
Panama	19	19	—	—
Full-service branches	1,015	1,020	(5)	(0.5)

We continued optimizing our ATM footprint by either closing, relocating or adapting ATMs to increase the effectiveness of our distribution network. The following table presents our total ATMs in Colombia and Panama, at December 31, 2024 and 2023.

			Change, December 31, 2024 vs.
	At December 31,		December 31, 2023
	2024	2023	#	%
Banco de Bogotá	1,555	1,552	3	0.2
Banco de Occidente	269	267	2	0.7
Banco Popular	592	614	(22)	(3.6)
Banco AV Villas	417	427	(10)	(2.3)
Colombia	2,833	2,860	(27)	(0.9)
Panama	20	49	(29)	(59.2)
ATMs	2,853	2,909	(56)	(1.9)

The following table presents our other points of service in Colombia and Central America, at December 31, 2024 and 2023.

			Change, December 31, 2024 vs.
	At December 31,		December 31, 2023
	2024	2023	#	%
Banco de Bogotá	27,763	22,729	5,034	22.1
Banco de Occidente	90,003	88,528	1,475	1.7
Banco Popular	109	120	(11)	(9.2)
Banco AV Villas	2,210	2,314	(104)	(4.5)
Colombia	120,085	113,691	6,394	5.6
Panama	16	17	(1)	(5.9)
Other points of service(1)	120,101	113,708	6,393	5.6
(1)	In Colombia, other points of service include banking correspondents (corresponsales bancarios) or “CBs” and payment collection centers (centros de pago).

In 2024, our transaction mix continued shifting toward digital channels. As such, successful monetary transactions through non-physical channels accounted for 32.5% of total transactions in 2024, 4.1% more than in 2023. For the first time, our mobile banking transactions in Colombia exceed 20.0% of total transactions, showing the positive adoption of clients for our digital banking channels. The following tables present volumes for successful monetary transactions processed through our distribution channels and their share of total transactions, in Colombia, Panama and the aggregate number for Grupo Aval, at the dates indicated.

			Change, December 31, 2024 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2023		December 31,
	2024	2023	#	%	2024	2023

	(in thousands)
Branches	59,540	63,154	(3,614)	(5.7)	11.9	13.1
ATMs	114,617	120,188	(5,572)	(4.6)	22.9	24.9
Banking correspondents and other	164,368	162,251	2,117	1.3	32.8	33.6
Online banking	52,545	53,919	(1,374)	(2.5)	10.5	11.2
Mobile banking	110,465	83,415	27,050	32.4	22.0	17.3
Automated telephone banking	15	34	(19)	(56.6)	0.0	0.0
Colombia	501,549	482,962	18,588	3.8	100.0	100.0

			Change, December 31, 2024 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2023		December 31,
	2024	2023	#	%	2024	2023

	(in thousands)
Branches	924	821	103	12.5	15.5	29.5
ATMs	683	866	(183)	(21.1)	11.4	31.2
Online banking	883	387	496	128.0	14.8	13.9
Mobile banking	3,484	705	2,778	393.8	58.3	25.4
Panama	5,975	2,780	3,195	114.9	100.0	100.0

			Change, December 31, 2024 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2023		December 31,
	2024	2023	#	%	2024	2023

	(in thousands)
Branches	60,464	63,975	(3,511)	(5.5)	11.9	13.2
ATMs	115,300	121,054	(5,754)	(4.8)	22.7	24.9
Banking correspondents and other	164,368	162,251	2,117	1.3	32.4	33.4
Online banking	53,428	54,307	(878)	(1.6)	10.5	11.2
Mobile banking	113,949	84,120	29,829	35.5	22.5	17.3
Automated telephone banking	15	34	(19)	(56.6)	0.0	0.0
Total	507,524	485,742	21,782	4.5	100.0	100.0

Trust activities and portfolio management services

Grupo Aval had traditionally operated in this business line indirectly through its subsidiaries. However, after a strategic review of the Group’s non-banking revenue sources, in 2024 Grupo Aval decided to strengthen its asset management service offering. This implied Corficolombiana would exit from its financial businesses and focus exclusively on its non-financial businesses. In that sense, on December 16, 2024, Grupo Aval acquired 94.5% of the common shares of Fiduciaria Corficolombiana (currently Aval Fiduciaria) from Corficolombiana. Additionally, Grupo Aval acquired 40.77% of the common shares of Casa de Bolsa (currently Aval Casa de Bolsa) from Corficolombiana and Organización Pajonales. Both Aval Fiduciaria and Aval Casa de Bolsa were reported under the merchant banking segment up to December 31, 2024.  The following table presents the assets under management (AUM) of Grupo Aval’s four trust and fiduciary services companies at the dates indicated.

			Change, December 31, 2024 vs.
	At December 31,		December 31, 2023
	2024	2023	#	%

	(in billions)
Aval Fiduciaria	62,799.9	59,981.1	2,818.8	4.7%
Fiduciaria Bogotá	68,166.1	72,126.3	(3,960.2)	(5.5)%
Fiduciaria de Occidente	46,326.2	50,152.0	(3,825.9)	(7.6)%
Fiduciaria Popular	8,188.2	6,173.4	2,014.8	32.6%
Grupo Aval aggregate	185,480.5	188,432.9	(2,952.4)	(1.6)%

Through our four trust and fiduciary services companies, the Group participates in all fiduciary activities with a higher concentration in management, warranty, real estate and collective investment, as shown in the table below. AUMs for other social security decreased driven by the end of the FONPET (pension fund for local and regional authorities) contract.

			Change, December 31, 2024 vs.
	At December 31,		December 31, 2023
	2024	2023	#	%

	(in billions)
Administration	91,277.0	90,566.3	710.7	0.8%
Warranty	26,658.5	23,843.2	2,815.4	11.8%
Real estate	25,546.6	27,535.8	(1,989.2)	(7.2)%
Collective investment	22,571.4	20,519.9	2,051.5	10.0%
Other social security	9,218.4	16,202.3	(6,983.9)	(43.1)%
Private equity	7,591.4	6,818.4	773.0	11.3%
Investment	2,578.0	2,867.7	(289.7)	(10.1)%
Social security	2.3	40.1	(37.8)	(94.3)%
Voluntary pension	36.8	39.3	(2.5)	(6.3)%
Total	185,480.5	188,432.9	(2,952.4)	(1.6)%

Investment banking

In line with the review of the Group’s non-banking revenue sources, Grupo Aval’s Board of Directors approved the incorporation of Aval Banca de Inversión S.A.S., a company whose corporate purpose will include structuring financial transactions, providing advisory services for project finance, assisting clients in obtaining funding from banking and capital markets, offering guidance in mergers and acquisitions processes, and delivering financial consulting services. Grupo Aval will hold 70% of the ordinary shares in the newly incorporated company, while Corficolombiana will hold the remaining 30%.

Merchant banking

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2024. Corficolombiana focuses on two lines of business: (1) equity investments in strategic sectors of the Colombian economy, including infrastructure, energy and gas, agribusiness and hospitality and (2) treasury operations. As mentioned above, Corficolombiana recently exited the trust activities and portfolio management services and the investment banking businesses. Corficolombiana had consolidated total assets and shareholders’ equity attributable to owners of the parent of Ps 60,633 billion and Ps 12,543 billion, respectively, at December 31, 2024. Net income attributable to owners of the parent was Ps 198,306 billion for the year ended December 31, 2024.

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

Corficolombiana’s asset distribution by sectors

Corficolombiana primarily invests in four sectors of the Colombian economy: energy and gas; infrastructure; agribusiness and hotels. It generally seeks to invest in businesses with leading market positions, strong cash flows and growth potential.

The following table provides information regarding Corficolombiana’s consolidated assets distributed by sectors at December 31, 2024.

	At December 31, 2024
			Financial
	Energy and		Services &
	Gas	Infrastructure	Others	Hospitality	Agribusiness	Total

	(in Ps billions)
Total assets(1)	21,004	29,061	8,930	974	665	60,633.4
As a percentage of total assets	34.6%	47.9%	14.7%	1.6%	1.1%	100.0%
(1)	Eliminations are assigned to each operating segment.

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

Corficolombiana also has investments in the hospitality sector, including controlling stakes in Hoteles Estelar de Colombia S.A. and Promotora y Comercializadora Turística Santamar S.A. In 2024, Corficolombiana acquired an additional 39.5% stake of the Hilton Hotel in Cartagena, consolidating an 89.76% stake and allowing the company to strengthen its operations in the hospitality industry.

Finally, Corficolombiana’s main investments in agribusiness are centered in production of palm oil, rubber, rice and cotton mainly through Unipalma S.A., Valora S.A. and Organización Pajonales S.A.

For information on Corficolombiana’s consolidated lending and deposit taking activities see “Item 4. Information on the Company—B. Business overview—Commercial Banking”.

Treasury businesses

Corficolombiana is a relevant participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency-denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2024, Corficolombiana had consolidated total fixed income assets of Ps 5,790.9 billion.

Pension and severance fund management

Porvenir is controlled by and consolidated under Grupo Aval. Porvenir is the leading private pension and severance fund management business in Colombia, based on assets under management, with a 45.4% market share of assets under management at December 31, 2024. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Through Aportes en Línea, Porvenir manages social security related information systems designed to provide its clients with efficient payment solutions.

For the year ended December 31, 2024, 47.2% of Porvenir’s revenues were derived from mandatory pension funds, 21.7% from severance funds, 7.6% from voluntary pension funds and 0.2% from third-party sponsored pension liability funds. Porvenir derived the remaining 23.3% of its revenues from a combination of the profitability of its own investment portfolio, stabilization reserves and other income.

The following table presents a breakdown of Porvenir’s assets under management at the dates indicated. Favorable capital market conditions throughout 2024 drove the 15.8% increase in the volume of funds managed by Porvenir, which in turn positively affected returns on the stabilization reserve.

			Change, December 31, 2024 vs.
	At December 31,		December 31, 2023
	2024	2023	#	%

	(in Ps billions)
Mandatory pension funds	218,233.3	188,572.0	29,661.3	15.7
Severance funds	10,806.3	9,282.5	1,523.8	16.4
Voluntary pension funds	6,757.8	5,754.3	1,003.5	17.4
Third-party sponsored pension funds	253.0	204.9	48.1	23.5
Total assets under management	236,050.4	203,813.7	32,236.7	15.8

The following table presents a breakdown of Porvenir’s clients at the dates indicated.

			Change, December 31, 2024 vs.
	At December 31,		December 31, 2023
	2024	2023	#	%

	(in thousands)
Mandatory pension funds	11,750.1	11,565.9	184.2	1.6
Severance funds	5,687.7	5,424.3	263.4	4.9
Voluntary pension funds	150.4	142.4	8.0	5.6
Total clients	17,588.2	17,132.6	455.6	2.7

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 74.7% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 21.2% and 26.9% of its total revenues for the years ended December 31, 2024 and December 31, 2023, respectively. In 2024 returns were positively affected by the overall capital markets performance described above.

Distribution channels

Porvenir attracts new individual customers mainly through its direct sales force (613 individuals) with direct report to five regional sales managers located in Bogotá, Antioquia, the Southern Region, the Eastern Region and the Northern Region. At December 31, 2024, Porvenir had 51 offices, 5 service modules and 64 electronic service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Competition

Commercial banking

We are one of the largest financial banking groups in Colombia. We believe that this result has been achieved due to our banks’ historically strong franchises, results-oriented philosophy and their disciplined risk management approach; all of which has been supported by our multi-brand business model.

The following market share and other data comparing us and our banking subsidiaries to our competitors in the Colombian market is based on information derived from the combined separate financial information reported to the Superintendency of Finance by our 4 commercial banks based on Colombian IFRS. Our main competitors in Colombia are Bancolombia, Davivienda and BBVA Colombia, which are the other three leading banking groups. Average balances are calculated using the 13 end-of-month average balances from December 2024 to December 2023. Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.

The following table shows ROAA, ROAE, efficiency ratio and Colombian market share information of our Colombian banking subsidiaries, our aggregate operation and our principal competitors in accordance with Colombian IFRS on a separate basis.

	At and for the Year ended December 31, 2024
	Grupo Aval entities								Rest of the
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA	Colombian
	Bogotá(1)	Occidente	Popular	Villas	Aggregate (1)	Bancolombia	Davivienda	Colombia	market

	(in percentages)
ROAA(2)	0.9	0.7	-0.8	-0.6	0.5	2.2	0.6	-0.4	0.4
ROAE(3)	7.3	9.3	-9.1	-7.3	5.1	14.5	6.2	-6.0	4.2
Cost to income(4)	51.6	52.8	101.6	87.8	60.5	42.0	47.2	57.9	61.0
Cost to assets(5)	2.6	2.8	4.2	5.2	3.1	3.8	3.7	2.9	4.8
Market share in Colombia:
Net income	13.6	5.9	-2.7	-1.4	15.4	67.0	10.2	-4.4	11.8
Deposits	12.6	7.0	3.2	2.3	25.2	26.8	14.6	11.3	22.1
Gross loans	12.7	7.2	3.1	2.2	25.3	27.5	15.6	11.0	20.5
Assets	12.7	7.3	2.9	1.9	24.8	26.4	14.5	10.5	23.8
Branches	8.1	3.5	3.5	4.6	19.7	12.9	10.5	8.5	48.4
ATMs	9.7	1.7	3.7	2.6	17.7	32.6	14.0	9.2	26.6

Source: Company calculations based on separate information published by the Superintendency of Finance. Figures relating to branches and ATMs of Grupo Aval’s entities are derived from internal data.

(1)	Ratios and market share data reflect aggregated separate data of Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas.
(2)	ROAA is calculated as net income divided by the 13-month average of month-end total assets.
(3)	ROAE is calculated as net income divided by the 13-month average of month-end total equity.
(4)	Cost to income efficiency ratio is calculated as total expenses divided by the 13-month average of the sum of month-end net interest income, net commissions and other income.
(5)	Cost to assets efficiency ratio is calculated as total expenses divided by the 13-month average of month-end total assets.

Lending activities

At December 31, 2024, we had the second largest market share of gross loans in Colombia, with a 25.3% market share. We have a strong presence in commercial loans and in consumer loans (particularly in payroll loans, in which we had a 43.4% market share at December 31, 2024).

The following table presents a breakdown of the market share of our gross loans and that of our competitors by category at December 31, 2024.

	At December 31, 2024
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Commercial loans	27.4	34.8	13.7	8.9	15.2
Consumer loans	29.5	19.3	12.5	14.7	23.9
Mortgages loans	16.2	22.4	29.9	13.5	18.1
Microcredit loans	0.0	3.3	0.0	0.0	96.7
Gross loans	25.3	27.6	15.6	11.0	20.5

Source: Company calculations based on separate information published by the Superintendency of Finance.

At December 31, 2024, consumer loans represented a larger share of our total gross loans than that of most of our principal competitor banks, and we had a higher concentration of payroll loans. The table below presents the total gross loan mix and average yield on gross loans across the Colombian market at December 31, 2024.

	At and for the Year ended December 31, 2024
	Grupo Aval entities								Rest of the
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA	Colombian
	Bogotá	Occidente	Popular	Villas	Aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Gross loans:
Commercial loans	64.7	67.6	26.1	22.7	57.1	66.7	46.4	42.6	39.2
Consumer loans	22.9	26.2	69.1	56.3	32.5	19.6	22.3	37.3	32.7
Mortgages loans	12.5	6.2	4.8	21.0	10.5	13.4	31.4	20.1	14.5
Microcredit loans	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	13.6
Gross loans	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Average yield on Commercial loans	12.5	13.3	13.0	13.1	12.8	12.8	12.4	12.5	13.8
Average yield on Consumer loans	17.5	16.1	12.8	13.8	15.4	18.7	17.9	15.1	18.9
Average yield on Mortgages loans	10.0	11.5	8.8	10.3	10.2	14.6	11.6	9.9	10.6
Average yield on Microcredit loans	28.6	0.0	16.4	14.5	28.5	22.6	19.4	0.0	23.7
Average yield on gross loans	13.4	13.9	12.7	13.0	13.4	14.3	13.5	13.0	16.3

Loan Portfolio Quality

We believe that the credit quality of our gross loans compares favorably against our main competitors. The following table presents credit quality metrics for our gross loans and that of our competitors at the dates indicated.

	Loans past due more	Loans rated	Gross provision	Net provision	Allowance / loans
	than 30 days / gross	C, D, E	expense / average	expense / average	past due more
	loans	/ gross loans(1)	gross loans(2)	gross loans(3)	than 30 days

Colombian IFRS	For the year ended December 31, 2024
	(in percentages)
Banco de Bogotá	4.8	6.3	2.0	1.7	98.6
Banco de Occidente	3.4	6.5	2.6	2.2	136.4
Banco Popular	3.5	4.5	0.9	0.6	134.4
Banco AV Villas	3.9	3.9	2.1	1.7	98.3
Grupo Aval aggregate	4.2	5.9	2.0	1.7	111.2

Bancolombia	4.8	7.4	3.3	2.9	147.0
Davivienda	6.9	7.6	4.8	4.3	90.3
BBVA Colombia	5.1	5.8	3.4	3.2	115.0
Rest of the Colombian market	5.6	7.2	3.8	3.3	108.4

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	For further information about loan classification categories, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
(2)	Gross provision expense is defined as provision expenses net of provision recoveries.
(3)	Net provision expense is defined as gross provision expense minus recoveries of charged-off loans.

Deposits

At December 31, 2024, we had the second largest market share of total deposits in Colombia, with a market share of 25.2%. At the same date our principal competitors—Bancolombia, Davivienda and BBVA Colombia—had market shares of 26.8%, 14.6% and 11.3%, respectively.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2024.

	At December 31, 2024
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Checking accounts	30.1	27.4	11.0	10.3	21.2
Savings accounts	25.0	31.6	12.9	10.2	20.4
Time deposits	24.9	22.2	17.9	13.1	21.8
Other deposits(1)	1.9	4.7	2.2	5.3	86.0
Total deposits	25.2	26.8	14.6	11.3	22.1

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	Other deposits include judicial deposits (mainly in Banco Agrario), electronic deposits, remittances payable and deposit guarantees, among others.

At December 31, 2024, checking accounts represented a larger share of our total deposits than that of most of our principal competitor banks. The table below presents the total funding mix, deposit mix and average rate paid on total funding across the Colombian market at December 31, 2024.

	At December 31, 2024
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Funding:
Deposits	80.7	89.8	80.9	87.2	74.4
Other funding(1)	19.3	10.2	19.1	12.8	25.6
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	13.4	11.4	8.4	10.1	10.7
Savings accounts	45.3	53.8	40.4	41.0	42.0
Time deposits	41.1	34.5	51.0	48.1	40.9
Other deposits	0.1	0.3	0.2	0.8	6.4
Total deposits	100.0	100.0	100.0	100.0	100.0
Average rate paid on funding:
Average rate paid on deposits	7.9	5.7	7.6	7.7	7.5
Average rate paid on other funding(1)	8.6	9.3	9.3	9.3	9.0
Average rate paid on total funding	8.0	6.2	7.9	7.9	7.9

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Other funding includes interbank borrowings and overnight funds, borrowings from banks, bonds issued and borrowings from development entities.

Distribution channels

Through our banking subsidiaries, we have the largest branch network in Colombia, with 1,001 branches and 2,833 ATMs at December 31, 2024. The following table presents the distribution of branches and ATMs across the market at December 31, 2024.

	At December 31, 2024
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate	996	19.7%	2,833	17.7%
Bancolombia	652	12.9%	5,216	32.6%
Davivienda	534	10.5%	2,243	14.0%
BBVA Colombia	432	8.5%	1,471	9.2%
Rest of the Colombian market	2,454	48.4%	4,260	26.6%
(1)	Source: Company calculations based on separate information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries. ATMs for the Rest of the Colombian market include “Servibanca”, an ATM network, as of December 31, 2024.

Trust activities and portfolio management services

The following market share and other data comparing us and our trust and fiduciary services subsidiaries to our competitors in the Colombian market is based on information derived from the combined separate financial information reported to the Superintendency of Finance by our 4 trust and fiduciary services subsidiaries based on Colombian IFRS. Our main competitors in Colombia are Fiduciaria Bancolombia, Alianza Fiduciaria and Fiduciaria Davivienda.

At December 31, 2024, we had the largest market share of AUM in Colombia, with a 25.1% market share. We have a strong presence in administration fiduciary, collective investment and real estate. The following table presents the market shares of the main market participants in the trust and fiduciary services business with respect to AUM at December 31, 2024.

	At and for the year ended December 31, 2024
	Aval Fiduciaria	Fiduciaria Bogotá	Fiduciaria de Occidente	Fiduciaria Popular	Grupo Aval aggregate	Fiduciaria Bancolombia	Alianza Fiduciaria	Fiduciaria Davivienda	Rest of the Colombian market

	(in percentages)
Assets under management:
Administration	18.8	6.6	6.8	1.1	33.4	21.9	15.4	2.4	26.9
Private equity	4.6	—	15.1	—	19.7	36.2	31.9	—	12.2
Collective investment	4.4	10.4	5.9	1.8	22.6	26.6	14.7	9.3	26.8
Voluntary pension	—	—	—	0.6	0.6	—	25.7	50.7	23.0
Warranty	2.6	7.5	9.1	1.5	20.7	39.9	10.0	5.9	23.6
Real estate	1.3	19.6	1.2	0.3	22.4	5.8	34.3	12.2	25.4
Investment	0.4	7.2	1.2	0.1	9.0	12.6	1.1	8.6	68.7
Social security	—	—	0.5	—	0.5	86.8	—	12.7	—
Other social security	0.0	11.2	5.4	2.0	18.6	1.8	0.0	10.7	68.8
Total	8.5	9.2	6.3	1.1	25.1	22.1	16.6	6.6	29.7

Aval Casa de Bolsa was the seventh largest stockbroker in Colombia in terms of assets at December 31, 2024. Aval Casa de Bolsa faces competition from local and global banks focused on stock brokerage as Credicorp Capital, Corredores Davivienda, Acciones y Valores and Valores Bancolombia. The following table presents the market shares of Aval Casa de Bolsa and its principal competitors by assets, liabilities, equity and net income at and for the year ended December 31, 2024. Following the purchase of Aval Casa de Bolsa by Grupo Aval, we intend to integrate the firm’s value proposition into our banks’ value offering, especially in the mass affluent and affluent segments that are more prone to use these non-banking financial services.

Colombian IFRS	Assets	Liabilities	Equity	Net income

	(in percentages)
Aval Casa de Bolsa	4.5	4.9	3.6	0.3
Credicorp Capital Colombia S.A.	43.4	56.6	15.7	28.5
Corredores Davivienda S.A.	11.7	11.5	12.2	5.3
Acciones y Valores S. A.	10.4	12.9	5.0	4.9
Valores Bancolombia S. A.	9.0	4.0	19.5	14.4

Merchant banking

Corficolombiana was the largest merchant bank (corporación financiera) in Colombia in terms of assets and equity at December 31, 2024. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. Corficolombiana also faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities, equity and net income at and for the year ended December 31, 2024.

Colombian IFRS	Assets	Liabilities	Equity	Net income

	(in percentages)
Corficolombiana	85.8	97.6	75.4	47.7
Banca de Inversión Bancolombia S.A.	4.7	0.3	8.5	(37.6)
BNP Paribas Colombia Corporación Financiera S.A.	1.4	1.7	1.1	4.8
Corporación Financiera GNB Sudameris S.A.	6.5	0.0	12.3	92.8
Corporación Financiera Davivienda S.A.	1.4	0.3	2.3	(7.1)

Source: Information published by the Superintendency of Finance.

Pension and severance fund management

Porvenir is the leading private pension fund manager in Colombia in terms of assets under management. Porvenir’s principal private competitors are other pension fund managers, including Protección, Colfondos and Skandia. Based on separate data prepared under Colombian IFRS, at December 31, 2024, Porvenir was the most efficient pension and severance fund manager in Colombia, with an efficiency ratio of 38.2%.

The following table presents the market shares of the main market participants in the private pension and severance fund management business with respect to assets under management and individual customers at December 31, 2024, as well as net income for the year ended December 31, 2024.

	At and for the year ended December 31, 2024
	Porvenir	Protección	Colfondos	Skandia

	(in percentages)
Individual customers to pension funds:
Mandatory	61.2	29.3	8.8	0.7
Severance	55.4	34.8	9.1	0.7
Voluntary	16.6	63.3	7.6	12.5
Total	57.9	32.2	8.9	1.0
Assets under management:
Mandatory	46.9	35.0	12.8	5.2
Severance	48.3	39.0	10.1	2.6
Voluntary	21.1	41.7	6.4	30.8
Total	45.4	35.6	12.3	6.7
Net income:	50.8	31.9	10.1	7.2

Source: Information published by the Superintendency of Finance for private pension and severance fund managers. Information does not include data from third-party pension liability funds, which does not comprise a material portion of the market. Net income calculated under Colombian IFRS.

Other corporate information

Technology

The corporate technology vice-presidency at Grupo Aval focuses on enhancing customer service, ensuring platform availability and security, developing innovative services, supporting digital transformation, strengthening cybersecurity, and optimizing costs. The Vice Presidency of Technology defines the corporate technology strategy and oversees the strategies of individual entities, prioritizing cybersecurity, cloud computing, architecture, infrastructure, and processes to drive synergies, standardization, and efficiency.

The main focus areas in 2024 were:

●	Customer Services, Platform Availability and Assurance
●	CRM implementation was completed across the four banks and Porvenir.
●	Treasury Core (Calypso) was deployed at Corficolombiana and Porvenir.
●	Technology for the corporate data center telecommunications network was designed and selected.
●	ATMs were replaced due to obsolescence.
●	The average uptime of core systems in banks was 99.75%, and for electronic channels 99.72%.
●	Innovation and Digital Transformation
●	Significant progress was made in implementing the Instant Payment System (SPI) for the four banks and digital wallet – Dale!, enabling real-time electronic transfers and interbank payments.
●	The Tag Aval digital payment solution was launched, enhancing security and privacy by eliminating the need to share sensitive personal information.
●	In Open Banking, the open finance consent architecture was implemented, along with the API Marketplace Aval, facilitating data commercialization.
●	Business Banking Mobile App was launched, providing balance inquiries, payment authorization management, virtual token, etc.
●	For digital channels, the integration between the front-end and the core banking system was streamlined for digital product onboarding, and biometric registration was introduced.
●	Artificial Intelligence implementations for virtual assistants, auditing tools, and PQR processes.
●	Operational Efficiency and Cost Optimization
●	The migration of applications to the cloud progressed from 26% to 34%, highlighting the incorporation of Siebel, Calypso, CTIF, and Flexcube into Oracle Cloud (OCI).

Intellectual property

Grupo Aval, we actively manage and protect our intellectual property through the strategic registration and monitoring of our brands and trademarks. This approach aligns with our marketing and commercial strategies in each operating country. We dedicate ongoing efforts to evaluating the potential for registering and renewing our trademarks in key markets like Colombia, the United States, Mexico, and across South and Central America. These actions directly support Grupo Aval’s overall business strategy. Our vigilance extends to proactively monitoring competitor activity. We continuously assess and, if necessary, object to third-party registrations in the region that could create confusion or mislead the public due to similarities with our logos and branding. As of today, our commitment to intellectual property protection is reflected in:

●	170 registered trademarks: Ensuring clear ownership and legal protection for our core brand identifiers.
●	2 deposited trade names: Securing unique identities for specific business operations.
●	8 registered trade names: Providing distinct, legally recognized names for specific segments of our business.
●	2 registered slogans: Protecting our impactful marketing messages that resonate with our audience.

This robust portfolio lays the foundation for a strong and recognizable brand presence across the region, fostering trust and clarity for our customers and stakeholders.

Selected statistical data

The following tables present select statistical information in accordance with subpart 1400 of Regulation S-K.

For the years ended December 31, 2024, 2023 and 2022, the results of discontinued operations are presented separately on the consolidated statement of income; however, following the deconsolidation of a discontinued operation, no retrospective adjustments are permitted to be made to the prior period consolidated statements of financial position under IFRS. To facilitate meaningful analysis and comparability, average statement of financial position balances prior to the consummation of the spin-off executed during the fiscal year 2022, including as used to calculate average yields and average rates, have been adjusted to exclude the impact of discontinued operations substantially in accordance with Article 11 of Regulation S-X, and all information presented under “Item 4. Information on the Company — Selected statistical data” refers to financial data of continuing operations, unless otherwise specifically noted. For more information about the impact of the spin-off and subsequent tender offer, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal factors affecting our financial condition and results of operations—Transactions related to BHI – Discontinued operations” and Note 1.1 “Discontinued Operations of BAC Holding” to our audited consolidated financial statements.

Distribution of assets, liabilities and equity, interest rates and interest differential

●	average statement of financial position for 2024, 2023 and 2022 have been calculated as follows: the average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year, adjusted where applicable to exclude the impact of discontinued operations.

Average Statement of Financial Position

For the years ended December 31, 2024, 2023 and 2022, the following table presents:

●	average balances for, and calculated using the average of balances for our assets and liabilities (based on a five-period average) according with the above paragraph;
●	interest income earned on assets and interest paid on liabilities; and
●	average yield and interest rate for our interest-earning assets of continuing operations and interest-bearing liabilities of continuing operations, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning
	assets for the years ended December 31,
	2024			2023			2022
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	balance	earned	yield	balance	earned	yield	balance	earned	yield

	(in Ps billions, except percentages)
ASSETS
Interest-earning assets
Fixed Income Investments
Domestic	31,768.2	2,604.7	8.2%	28,616.8	2,298.2	8.0%	27,454.1	1,757.7	6.4%
Foreign	3,659.1	111.7	3.1%	3,598.7	87.1	2.4%	3,714.3	85.8	2.3%
Total	35,427.3	2,716.3	7.7%	32,215.5	2,385.3	7.4%	31,168.4	1,843.5	5.9%
Interbank and overnight funds (1)
Domestic	2,745.9	741.9	27.0%	2,879.1	1,039.7	36.1%	3,245.5	477.8	14.7%
Foreign	73.0	27.3	37.4%	126.7	28.6	22.6%	69.4	9.9	14.3%
Total	2,818.9	769.2	27.3%	3,005.8	1,068.4	35.5%	3,314.9	487.7	14.7%
Loans - Client portfolio
Domestic	177,104.5	23,581.6	13.3%	168,701.1	24,297.7	14.4%	151,661.6	16,010.7	10.6%
Foreign	15,216.0	1,114.8	7.3%	16,030.4	1,168.1	7.3%	15,674.1	1,061.1	6.8%
Total	192,320.5	24,696.4	12.8%	184,731.4	25,465.7	13.8%	167,335.7	17,071.8	10.2%
Loans (2)
Domestic	179,850.4	24,323.5	13.5%	171,580.2	25,337.4	14.8%	154,907.1	16,488.5	10.6%
Foreign	15,289.0	1,142.1	7.5%	16,157.0	1,196.7	7.4%	15,743.6	1,071.1	6.8%
Total	195,139.4	25,465.6	13.0%	187,737.2	26,534.1	14.1%	170,650.6	17,559.5	10.3%
Total interest-earning assets
Domestic	211,618.6	26,928.2	12.7%	200,197.0	27,635.6	13.8%	182,361.1	18,246.2	10.0%
Foreign	18,948.1	1,253.8	6.6%	19,755.7	1,283.8	6.5%	19,457.9	1,156.8	5.9%
Total interest-earning assets	230,566.7	28,181.9	12.2%	219,952.7	28,919.4	13.1%	201,819.0	19,403.0	9.6%
Total non-interest-earning assets	86,212.8	—	—	78,536.3	—	—	72,812.5	—	—
Total interest-earning and non interest-earning assets
Domestic	293,807.1	26,928.2	9.2%	276,605.9	27,635.6	10.0%	253,107.0	18,246.2	7.2%
Foreign	20,825.8	1,253.8	6.0%	21,883.1	1,283.8	5.9%	21,524.5	1,156.8	5.4%
Total assets	314,632.8	28,181.9	9.0%	298,489.0	28,919.4	9.7%	274,631.5	19,403.0	7.1%

(1)  Reflects operations involving common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities. The average for 2024 includes: a) the average of Ps. 672.1 included in “Loans” line and b) the average of Ps. 2,146.7 included in “Cash and cash equivalents” line.

(2)   Includes loans and interbank and overnight funds.

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities and
	equity for the years ended December 31,
	2024			2023			2022
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate

	(in Ps billions, except percentages)
LIABILITIES AND EQUITY
Interest-bearing liabilities
Interest-bearing checking accounts
Domestic	5,279.7	201.5	3.8%	5,814.3	220.9	3.8%	6,482.6	148.5	2.3%
Foreign	926.9	59.8	6.5%	419.8	32.2	7.7%	214.1	10.6	4.9%
Total	6,206.6	261.3	4.2%	6,234.1	253.0	4.1%	6,696.7	159.1	2.4%
Savings accounts
Domestic	74,897.5	5,396.4	7.2%	68,543.4	5,929.0	8.6%	69,915.4	3,541.8	5.1%
Foreign	2,044.6	37.7	1.8%	1,932.8	24.5	1.3%	1,805.1	14.1	0.8%
Total	76,942.1	5,434.1	7.1%	70,476.2	5,953.4	8.4%	71,720.4	3,555.8	5.0%
Time deposits
Domestic	82,843.1	8,971.7	10.8%	73,982.9	9,545.8	12.9%	52,114.7	3,692.2	7.1%
Foreign	9,758.4	527.0	5.4%	9,764.9	462.0	4.7%	9,316.6	349.3	3.7%
Total	92,601.5	9,498.7	10.3%	83,747.8	10,007.8	11.9%	61,431.3	4,041.5	6.6%
Total interest bearing deposits
Domestic	163,020.4	14,569.5	8.9%	148,340.6	15,695.6	10.6%	128,512.7	7,382.4	5.7%
Foreign	12,729.8	624.5	4.9%	12,117.5	518.6	4.3%	11,335.7	374.0	3.3%
Total	175,750.2	15,194.0	8.6%	160,458.1	16,214.2	10.1%	139,848.4	7,756.4	5.5%
Interbank and overnight funds (1)
Domestic	16,851.8	1,649.6	9.8%	12,068.5	1,842.1	15.3%	10,249.6	670.9	6.5%
Foreign	655.6	34.3	5.2%	281.9	14.1	5.0%	208.3	7.2	3.4%
Total	17,507.4	1,683.9	9.6%	12,350.4	1,856.3	15.0%	10,457.9	678.1	6.5%
Borrowings from banks and other
Domestic	23,969.4	2,105.0	8.8%	25,802.7	2,153.3	8.3%	21,518.6	974.6	4.5%
Foreign	2,398.7	140.6	5.9%	4,625.2	248.7	5.4%	5,131.9	162.4	3.2%
Total	26,368.1	2,245.6	8.5%	30,427.8	2,402.0	7.9%	26,650.5	1,137.0	4.3%
Long-term debt
Domestic	22,849.8	1,676.6	7.3%	24,566.7	2,049.3	8.3%	28,909.9	2,033.9	7.0%
Foreign	1,469.0	114.1	7.8%	1,275.0	110.6	8.7%	1,366.5	59.0	4.3%
Total	24,318.8	1,790.7	7.4%	25,841.8	2,159.9	8.4%	30,276.4	2,092.8	6.9%
Total interest-bearing liabilities
Domestic	226,691.4	20,000.8	8.8%	210,778.5	21,740.4	10.3%	189,190.8	11,061.9	5.8%
Foreign	17,253.1	913.6	5.3%	18,299.6	892.0	4.9%	18,042.5	602.5	3.3%
Total interest-bearing liabilities	243,944.5	20,914.3	8.6%	229,078.1	22,632.4	9.9%	207,233.3	11,664.4	5.6%
Total non-interest-bearing liabilities and equity	70,688.4	—	—	69,410.9	—	—	67,398.2	—	—
Total liabilities and equity	314,632.8	20,914.3	6.6%	298,489.0	22,632.4	7.6%	274,631.5	11,664.4	4.2%

(1)  Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense

The following tables allocate by currency of denomination, the changes in our interest income (interest-earning assets) and interest expense (interest-bearing liabilities) between the changes in average volume and changes in average yield (interest-earning assets) and average rates (interest-bearing liabilities) for the year ended December 31, 2024 compared to the year ended December 31, 2023 and the year ended December 31, 2023 compared to the year ended December 31, 2022. Volume and rate variances have been calculated based on variances in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities as follows: (a) changes in volume (change in volume times new rate) and (b) changes in rates (change in rate times old volume). Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. You should read the following tables and the footnotes thereto in conjunction to our observations noted in “—Average statement of financial position”.

	2024 - 2023			2023 - 2022
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change

	(in Ps billions, except percentages)
Interest-earning assets:
Fixed Income Investments
Domestic	258.4	48.1	306.5	93.4	447.1	540.5
Foreign	1.8	22.7	24.6	(2.8)	4.1	1.3
Total	246.3	84.8	331.1	77.5	464.2	541.8
Interbank and overnight funds (1)
Domestic	(36.0)	(261.8)	(297.8)	(132.3)	694.3	562.0
Foreign	(20.1)	18.7	(1.3)	12.9	5.8	18.7
Total	(51.0)	(248.1)	(299.1)	(109.9)	690.5	580.7
Loans - Client portfolio
Domestic	1,118.9	(1,835.0)	(716.1)	2,454.2	5,832.8	8,287.0
Foreign	(59.7)	6.4	(53.3)	26.0	81.0	106.9
Total	974.5	(1,743.9)	(769.4)	2,398.0	5,995.9	8,393.9
Sum interest-earnings assets
Domestic	1,192.3	(1,899.8)	(707.5)	2,415.2	6,974.2	9,389.4
Foreign	(53.4)	23.4	(30.0)	36.1	90.8	126.9
Total interest-earnings assets	1,044.7	(1,782.1)	(737.5)	2,365.7	7,150.7	9,516.4
Interest-bearing liabilities
Interest-bearing checking accounts
Domestic	(20.4)	1.1	(19.3)	(25.4)	97.7	72.3
Foreign	32.7	(5.1)	27.6	15.8	5.8	21.6
Total	(1.2)	9.4	8.3	(18.8)	112.7	93.9
Saving accounts
Domestic	457.8	(990.4)	(532.6)	(118.7)	2,505.9	2,387.2
Foreign	2.1	11.2	13.2	1.6	8.8	10.4
Total	456.7	(976.0)	(519.4)	(105.1)	2,502.7	2,397.6
Time deposits
Domestic	959.5	(1,533.7)	(574.1)	2,821.6	3,032.0	5,853.6
Foreign	(0.3)	65.4	65.0	21.2	91.5	112.7
Total	908.2	(1,417.3)	(509.1)	2,666.8	3,299.5	5,966.3
Interbank and overnight funds (1)
Domestic	468.2	(660.7)	(192.5)	277.6	893.6	1,171.2
Foreign	19.6	0.6	20.2	3.7	3.3	7.0
Total	496.0	(668.3)	(172.3)	284.4	893.7	1,178.1
Borrowings from banks and other
Domestic	(161.0)	112.7	(48.3)	357.5	821.1	1,178.7
Foreign	(130.5)	22.5	(108.1)	(27.2)	113.6	86.3
Total	(345.7)	189.4	(156.4)	298.2	966.8	1,265.0
Long-term debt
Domestic	(126.0)	(246.8)	(372.8)	(362.3)	377.8	15.5
Foreign	15.1	(11.5)	3.5	(7.9)	59.5	51.6
Total	(112.1)	(257.1)	(369.2)	(370.7)	437.8	67.1
Total interest-bearing liabilities
Domestic	1,404.0	(3,143.6)	(1,739.6)	2,227.1	8,451.4	10,678.5
Foreign	(55.4)	76.9	21.5	12.3	277.2	289.5
Total interest-bearing liabilities	1,274.6	(2,992.7)	(1,718.1)	2,158.2	8,809.8	10,968.0

(1)  Reflects operations involving common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities. The average for 2024 includes: a) the average of Ps. 672.1 included in “Loans” line and b) the average of Ps. 2,146.7 included in “Cash and cash equivalents” line.

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread of continuing operations for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024	2023	2022

	(in Ps billions, except percentages)
Interbank and overnight funds (1)
Domestic	2,745.9	2,879.1	3,245.5
Foreign	73.0	126.7	69.4
Total	2,818.9	3,005.8	3,314.9
Loans - Client portfolio
Domestic	177,104.5	168,701.1	151,661.6
Foreign	15,216.0	16,030.4	15,674.1
Total	192,320.5	184,731.4	167,335.7
Fixed Income Investments
Domestic	31,768.2	28,616.8	27,454.1
Foreign	3,659.1	3,598.7	3,714.3
Total	35,427.3	32,215.5	31,168.4
Total average interest-earning assets
Domestic	209,471.9	200,197.0	182,361.1
Foreign	18,948.1	19,755.7	19,457.9
Total	228,420.0	219,952.7	201,819.0
Gross interest earned
Domestic	26,928.2	27,635.6	18,246.2
Foreign	1,253.8	1,283.8	1,156.8
Total	28,181.9	28,919.4	19,403.0
Net interest income (2)
Domestic	6,927.4	5,895.3	7,184.3
Foreign	340.2	391.7	554.3
Total	7,267.6	6,287.0	7,738.6
Average yield on interest-earning assets
Total Domestic	12.9%	13.8%	10.0%
Foreign	6.6%	6.5%	5.9%
Total	12.3%	13.1%	9.6%
Net interest margin (3)
Total Domestic	3.3%	2.9%	3.9%
Foreign	1.8%	2.0%	2.8%
Total	3.2%	2.9%	3.8%
Interest spread on loans (4)
Total Domestic	4.4%	3.8%	4.8%
Foreign	2.4%	3.0%	3.5%
Total	4.2%	3.7%	4.7%
Interest spread on total interest-earning assets (5)
Total Domestic	4.0%	3.5%	4.2%
Foreign	1.3%	1.6%	2.6%
Total	3.8%	3.3%	4.0%
(1)	Reflects operations involving common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities. The average for 2024 includes: a) the average of Ps. 672.1 included in “Loans” line and b) the average of Ps. 2,146.7 included in “Cash and cash equivalents” line.
(2)	Net interest income is calculated as interest income less interest paid and includes accrued interest on interbank and overnight funds.
(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, of continuing operations. Such average interest-earning assets for 2024, 2023 and 2022 are calculated as the sum of such interest-earning assets at each quarter-end during the applicable year and the prior year end divided by five.
(4)	Interest spread on loans is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing deposits.
(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

The following tables summarizes the weighted average yield for each range of maturities by category of debt securities at fair value through OCI and at amortized cost as of December 31,2024.

	At December 31, 2024
Investments in debt securities at fair value through OCI	In one year or less	After one year through five years	After five years through ten years	After ten years	Total
	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	8.5%	7.9%	10.9%	11.7%	8.4%
Securities issued or secured by Colombian government entities	9.9%	11.9%	11.5%	—%	11.4%
Securities issued or secured by other financial entities	10.0%	10.6%	11.1%	—%	10.3%
Other securities	—%	12.9%	14.8%	—%	12.9%
Total weighted average yield, peso-denominated	8.8%	8.1%	10.9%	11.7%	8.6%

Foreign currency-denominated
Securities issued or secured by the Colombian government	—%	5.9%	6.4%	6.5%	6.0%
Securities issued or secured by foreign Central Banks	—%	—%	6.9%	—%	6.9%
Securities issued or secured by Colombian government entities	—%	6.8%	7.5%	—%	7.0%
Securities issued or secured by foreign governments	12.1%	6.0%	7.0%	6.8%	7.3%
US government and agencies	4.2%	4.3%	4.4%	3.2%	4.1%
Securities issued or secured by other financial entities	5.6%	5.8%	6.8%	—%	5.8%
Other securities	5.3%	6.4%	7.2%	7.1%	6.2%
Total weighted average yield, foreign currency-denominated	6.9%	3.8%	5.5%	4.9%	4.0%
Total Average Yield debt securities at fair value through OCI, net	7.8%	7.3%	9.2%	8.9%	7.6%

(1)  The weighted-average yield is computed using the internal rate of return, or “IRR”, at December 31, 2024.

	At December 31, 2024
Investments in debt securities at amortized cost	In one year or less	After one year through five years	After five years through ten years	After ten years	Total
	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	10.1%	—%	—%	—%	10.1%
Securities issued or secured by Colombian government entities	6.4%	—%	—%	—%	6.4%
Other securities	—%	11.6%	—%	—%	11.6%
Total weighted average yield, peso-denominated	7.6%	11.6%	—%	—%	7.6%

Foreign currency-denominated
US government and agencies	4.3%	—%	—%	—%	4.3%
Securities issued or secured by other financial entities	4.6%	17.8%	—%	10.0%	10.0%
Other securities	—%	5.8%	8.2%	7.4%	7.0%
Total weighted average yield, foreign currency-denominated	4.4%	8.9%	8.2%	10.0%	9.8%
Total Average Yield debt securities at amortized cost, net	7.5%	9.5%	8.2%	10.0%	8.1%

(1)  The weighted-average yield is computed using the internal rate of return, or “IRR”, at December 31, 2024.

Loan portfolio

Maturity Profile of the Loan Portfolio

The following table presents the maturities of our loan portfolio at December 31, 2024.

	At December 31, 2024
		After one	After five
	In one	year through	years through	After
	year or less	five years	15 years	15 years	Total

	(in Ps billions)
Domestic
Commercial
General purpose loans	39,731.8	30,366.7	7,577.1	4.7	77,680.2
Loans funded by development banks	977.1	1,511.7	1,028.6	—	3,517.4
Working capital loans	10,526.0	1,754.2	55.2	—	12,335.3
Credit cards	218.6	119.4	0.2	—	338.2
Overdrafts	346.7	—	—	—	346.7
Leases	2,937.9	6,238.5	2,874.2	57.5	12,108.0
Interbank and overnight funds	581.8	—	—	—	581.8
Total commercial	55,319.8	39,990.5	11,535.2	62.2	106,907.6
Consumer
Credit cards	3,487.7	3,267.2	165.7	—	6,920.6
Personal loans	3,856.2	9,557.8	854.6	7.4	14,276.0
Payroll loans	2,117.1	9,187.4	20,682.4	3.3	31,990.2
Automobile and vehicle loans	1,139.5	2,846.8	348.3	0.0	4,334.5
Overdrafts	41.6	—	—	—	41.6
General purpose loans	99.0	50.7	3.1	—	152.8
Leases	5.2	6.6	0.4	0.0	12.2
Total consumer	10,746.3	24,916.5	22,054.5	10.7	57,728.0
Mortgages
Mortgages	825.3	2,539.8	8,657.3	4,150.8	16,173.2
Leases	164.7	485.8	1,199.0	472.2	2,321.7
Total Mortgages	990.0	3,025.6	9,856.2	4,623.0	18,494.9
Microcredit	3.4	0.4	0.5	—	4.4
Total domestic portfolio	67,059.5	67,933.0	43,446.4	4,695.9	183,134.8
Foreign
Commercial
General purpose loans	810.1	3,367.0	287.9	—	4,465.0
Working capital loans	3,641.5	623.7	24.0	—	4,289.2
Overdrafts	301.4	—	—	—	301.4
Leases	3.0	27.7	2.4	—	33.1
Interbank and overnight funds	123.3	—	—	—	123.3
Total commercial	4,879.4	4,018.5	314.2	—	9,212.1
Consumer
Credit cards	34.6	304.0	7.5	—	346.1
Personal loans	—	0.6	15.6	149.9	166.2
Payroll loans	25.6	215.7	955.9	994.7	2,191.8
Automobile and vehicle loans	43.0	448.8	1,007.9	0.2	1,500.0
Overdrafts	37.7	—	—	—	37.7
Leases	0.2	5.8	0.6	—	6.6
Total consumer	141.1	974.9	1,987.6	1,144.8	4,248.4
Mortgages	0.3	7.4	186.4	3,346.8	3,540.9
Total foreign portfolio	5,020.7	5,000.8	2,488.2	4,491.6	17,001.3
Total loan portfolio	72,080.2	72,933.8	45,934.6	9,187.5	200,136.1

The following table presents our loan portfolio due after one year and within one year or less as of December 31, 2024, broken down between fixed and variable rates.

At December 31,
2024
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Domestic	43,773.9
Foreign	4,523.6
Total	48,297.5
Fixed rate:
Domestic	23,285.6
Foreign	497.1
Total	23,782.7
Total loans with maturity of one year or less	72,080.2

Loans with maturity of more than one year
Variable rate:
Domestic	44,853.5
Foreign	11,669.1
Total	56,522.6
Fixed rate:
Domestic	71,221.8
Foreign	311.5
Total	71,533.3
Total loans with maturity of more than one year	128,055.9
Total loan portfolio	200,136.1

Credit Ratios

The following table presents our credit ratios for the years indicated, adjusted where applicable to exclude the impact of discontinued operations:

	At December 31,
	2024	2023	2022

	(in Ps billions, except percentages)

Domestic
Commercial (1)	1.1%	0.6%	0.8%
Net charge-off during the period	1,171.3	576.5	677.8
Average amount outstanding	103,309.0	97,531.0	87,306.2
Consumer	7.2%	6.0%	4.3%
Net charge-off during the period	4,128.1	3,371.1	2,197.5
Average amount outstanding	56,995.3	56,395.6	51,331.9
Microcredit	6.5%	8.9%	28.4%
Net charge-off during the period	11.2	24.2	80.6
Average amount outstanding	173.5	270.7	284.3
Mortgages	0.4%	0.3%	0.3%
Net charge-off during the period	71.0	42.4	32.6
Average amount outstanding	16,626.8	14,503.8	12,739.2
Total domestic	3.0%	2.4%	2.0%
Net charge-off during the period	5,381.7	4,014.2	2,988.6
Average amount outstanding	177,104.5	168,701.1	151,661.6
Foreign
Commercial (1)	0.6%	1.0%	0.8%
Net charge-off during the period	48.5	91.5	68.4
Average amount outstanding	8,165.0	8,821.7	8,804.3

	At December 31,
	2024	2023	2022
	(in Ps billions, except percentages)

Consumer	1.4%	1.7%	4.1%
Net charge-off during the period	51.6	62.2	145.7
Average amount outstanding	3,748.8	3,658.7	3,524.0
Mortgages	0.2%	0.2%	0.3%
Net charge-off during the period	5.1	8.7	9.2
Average amount outstanding	3,302.3	3,549.9	3,345.9
Total foreign	0.7%	1.0%	1.4%
Net charge-off during the period	105.1	162.3	223.3
Average amount outstanding	15,216.0	16,030.4	15,674.1
Total loans	2.9%	2.3%	1.9%
Net charge-off during the period	5,486.8	4,176.5	3,211.9
Average amount outstanding	192,320.5	184,731.5	167,335.7

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
	2024			2023			2022
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate

	(in Ps billions, except percentages)
Deposits
Interest-bearing deposits
Interest-bearing checking accounts
Domestic	5,279.7	201.5	3.8%	5,814.3	220.9	3.8%	6,482.6	148.5	2.3%
Foreign	926.9	59.8	6.5%	419.8	32.2	7.7%	214.1	10.6	4.9%
Total	6,206.6	261.3	4.2%	6,234.1	253.0	4.1%	6,696.7	159.1	2.4%
Savings accounts
Domestic	74,897.5	5,396.4	7.2%	68,543.4	5,929.0	8.6%	69,915.4	3,541.8	5.1%
Foreign	2,044.6	37.7	1.8%	1,932.8	24.5	1.3%	1,805.1	14.1	0.8%
Total	76,942.1	5,434.1	7.1%	70,476.2	5,953.4	8.4%	71,720.4	3,555.8	5.0%
Time deposits
Domestic	82,843.1	8,971.7	10.8%	73,982.9	9,545.8	12.9%	52,114.7	3,692.2	7.1%
Foreign	9,758.4	527.0	5.4%	9,764.9	462.0	4.7%	9,316.6	349.3	3.7%
Total	92,601.5	9,498.7	10.3%	83,747.8	10,007.8	11.9%	61,431.3	4,041.5	6.6%
Total interest bearing deposits
Domestic	163,020.4	14,569.5	8.9%	148,340.6	15,695.6	10.6%	128,512.7	7,382.4	5.7%
Foreign	12,729.8	624.5	4.9%	12,117.5	518.6	4.3%	11,335.7	374.0	3.3%
Total	175,750.2	15,194.0	8.6%	160,458.1	16,214.2	10.1%	139,848.4	7,756.4	5.5%
Non-Interest-bearing deposits
Non-interest-bearing checking accounts
Domestic	15,886.7	—	—%	16,398.7	—	—%	18,458.3	—	—%
Foreign	1,304.5	—	—%	1,381.4	—	—%	1,315.1	—	—%
Total	17,191.1	—	—%	17,780.1	—	—%	19,773.4	—	—%
Others deposits
Domestic	345.1	—	—%	600.2	—	—%	511.4	—	—%
Foreign	6.0	—	—%	6.0	—	—%	8.9	—	—%
Total	351.1	—	—%	606.2	—	—%	520.2	—	—%
Total non-interest bearing deposits
Domestic	16,231.8	—	—%	16,998.9	—	—%	18,969.7	—	—%
Foreign	1,310.5	—	—%	1,387.4	—	—%	1,323.9	—	—%

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities
	for the years ended December 31,
	2024			2023			2022
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate
	(in Ps billions, except percentages)
Total	17,542.2	—	—%	18,386.3	—	—%	20,293.6	—	—%
Total deposits
Domestic	179,252.1	14,569.5	8.1%	165,339.5	15,695.6	9.5%	147,482.4	7,382.4	5.0%
Foreign	14,040.3	624.5	4.4%	13,504.8	518.6	3.8%	12,659.6	374.0	3.0%
Total deposits	193,292.4	15,194.0	7.9%	178,844.3	16,214.2	9.1%	160,142.1	7,756.4	4.8%

The following table presents the amount of uninsured deposits by geography:

	At December 31, 2024 (1)
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
Barbados…...............................	—	1,289.9	1,289.9
Colombia…...............................	145,968.4	7,827.1	153,795.5
Panamá....................................	—	22,925.4	22,925.4
Total....................................................	145,968.4	32,042.4	178,010.8

(1) Includes uninsured: checking accounts, saving accounts, time deposits and other deposits.

The following table presents a maturity profile of our uninsured time deposits by geography:

	Colombia
	At December 31, 2024
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	15,712.1	1,356.5	17,068.6
Over 3 through 6 months..............................	15,085.7	3,094.9	18,180.6
Over 6 through 12 months............................	23,983.7	815.6	24,799.3
Over 12 months...........................	13,271.3	140.5	13,411.8
Total....................................................	68,052.8	5,407.5	73,460.3

	Barbados
	At December 31, 2024
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	305.6	305.6
Over 3 through 6 months..............................	—	311.3	311.3
Over 6 through 12 months............................	—	127.6	127.6
Over 12 months...........................	—	196.0	196.0
Total....................................................	—	940.5	940.5

	Panamá
	At December 31, 2024
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	3,111.8	3,111.8
Over 3 through 6 months..............................	—	4,134.5	4,134.5
Over 6 through 12 months............................	—	6,692.0	6,692.0
Over 12 months...........................	—	2,375.2	2,375.2
Total....................................................	—	16,313.4	16,313.4

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

Pursuant to the Colombian Constitution, the Colombian Central Bank is autonomous and independent from the Government in the formulation of monetary policy and currency exchange and credit policies. Specifically, the Constitution provides administrative, technical, budgetary and legal autonomy for the Colombian Central Bank and its Board of Directors with respect to monetary, credit and foreign exchange matters. The Colombian Central Bank reports to the Colombian Congress. Its Board of Directors has seven members: one member is the Minister of Finance and Public Credit, one member is the General Manager of the Colombian Central Bank, and the other five members, who are full-time employees, are appointed two at a time by the President of Colombia for four-year terms that can be extended. In 2024, the General Manager of the Colombian Central Bank, who has held the position since 2021, was reappointed for another four-year term, set to end in 2028. Additionally, in January 2025, the President of Colombia removed two directors and appointed two new members to the Board of Directors.

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

During 2024, the URF was actively drafting decrees and issuing new regulations compared to 2023. Along with the Ministry of Finance,  there were issued  8 decrees: (i) Decree 0052 of 2024, which modifies certain numeration matters related with Decree 1533 of 2022 (Largest exposures) and provides a term for standards definitions; (ii) Decree 0079 of 2024, which modifies certain matters related with Public Acquisition Offers specifically concerning share swaps; Decree 0265 of 2024, which modifies rules for Colombian Collective Investment Funds (FICS) to enhance their liquidity and improve efficiency in structuring such funds, as well as streamlining regulations for foreign securities quotation systems (sistemas de cotización de valores extranjeros) and asset securitization companies for mortgage-backed securities (sociedades titularizadoras de activos hipotecarios); (iii) Decree 1239 of 2024, which introduces several amendments aimed at increasing liquidity in the local stock market. These changes include allowing credit for stock acquisitions, introducing the Liquidity Providers Program (Programa de Formadores de Liquidez), defining short selling, permitting recurrent repo operations over foreign stocks, reducing certain advisory requirements for investment services, and lifting the prohibition on OTC operations between related parties; (iv) Decree 1271 of 2024, which incorporates Financial Reporting Standard IFRS 17 (Insurance Contracts) into Decree 2420 of 2015; (v) Decree 1272 of 2024, which amends regulations concerning technical reserves for insurance companies; (vi) Decree 1358 of 2024, which establishes new criteria for determining related parties to Credit Establishments and sets policies for managing conflicts of interest; (vii) Decree 1544 of 2024 which incorporates new rules on related-party status, determines mechanism for identifying and managing transactions between related parties, modifies the transition regime established in Decree 1533 of 2022, and reviews the classification criteria for savings and credit cooperatives, as well as multi-active and integral cooperatives with savings and credit sections,; and finally, (viii) Decree 1558 of 2024 which regulates Law 2381 of 2024 (pension reform), allowing certain entities to manage additional pension funds exceeding 2.3 Colombian minimum wages and defining the requirements for competing in this sector. Following this regulation, these entities were designated as ACCAI (Acronym in Spanish for Administrators of the Complementary Component of Individual Pension Savings), as explained in the Risk Factors section. Furthermore, as of 2025, the URF has issued only one Decree (Decree 0034 of 2025) regulating collaborative financing, encompassing project classification, collaborative financing modalities, transaction management mechanisms, among other related matters.

Apart from Decree 1558 of 2024, none of these regulations appear to directly materially impact profitability or business lines of our companies. The implementation of Decree 1533 of 2022 (Great Exposures) is still ongoing. The Decree will take force in August 2025. “Item 4. Information on the Company—B. Business overview—Supervision and regulation. —Lending Limits”.

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

In 2024, the Superintendency of Finance issued 20 External Circulars (“CE” for its acronym in Spanish). The most significant ones include: (i) CE 03 of 2024 (which regulates pending matters related to Largest Exposures and establishes reporting formats for compliance); (ii) CE 04 of 2024 (which introduces rules for voluntary open finance and the commercialization of technology infrastructure to third parties); (iii) CE 010 of 2024 (which adjusts regulations to enhance stock market liquidity); (iv) CE 011 of 2024 (which amends the reference component used to calculate the obligatory minimum profitability of different types of mandatory pension funds); (v) CE 12 of 2024 (which clarifies rules pension funds transfers pursuant the Law 2381 of 2024); (vi) CE 014 of 2024 (which provides temporary guidelines for the release and accumulation of countercyclical provisions for commercial and consumer credit portfolios); and (vii) CE 015 of 2024 (which defines new unfair clauses and abusive practices in credit cards, housing loans, and international leasing contracts to enhance consumer protection in adhesion contracts). These are among the most relevant CE issued on 2024.

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

As a result of Law 1870 of 2017, which became effective February 6, 2019, holding companies, such as Grupo Aval, became subject to the supervision of the Superintendency of Finance and are required to comply with this law. Law 1870 also granted the Colombian Government (Ministry of Finance) the authority to enact regulations regarding:

●	Rules of capital adequacy and minimum capital requirements of individual entities within a financial conglomerate,
●	Criteria pursuant to which the Superintendency of Finance will be allowed to exclude certain entities and investment companies from the scope of these regulations,
●	Criteria for determining whether certain entities must be identified as members of the financial conglomerate for the purpose of identifying, administering, monitoring and revealing conflicts of interest, and
●	Limits of exposure and concentration of risk applicable to the financial conglomerate.

The Law of Financial Conglomerates also provides the Superintendency of Finance with the authority to:

●	Instruct holding companies with respect to risk management, internal control, disclosure of information, conflicts of interest and corporate governance of the financial conglomerate,
●	Require changes in the organizational structure of the financial conglomerate when the existing structure does not allow adequate disclosure of information, comprehensive and consolidated supervision and the identification of its beneficial owner,
●	Authorize the holding company to effect direct or indirect equity investments in financial entities, insurance companies and securities intermediaries,
●	Request information and conduct on-site visits, and
●	Cancel operating licenses of members of the financial conglomerate in cases where the controlling entity is domiciled in non-cooperative jurisdictions.

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

Pursuant to Law 1870, the Ministry of Finance enacted the following regulatory decrees:

●	Decree 246 of 2018, set the criteria under which the Superintendency of Finance may exclude from the scope of its supervision, entities or investment vehicles of a financial conglomerate. The exclusion criteria are the following: (i) when the size of the entity is not significant in relation to the financial conglomerate to which it belongs, or (ii) when the level of interconnection and risk exposure of the entity has no significant impact on the financial conglomerate.
●	Decree 774 of 2018, established the following criteria for the calculation of the capital adequacy applicable to financial conglomerates: (i) regulatory capital should not be lower than adequate capital, (ii) the financial holding is responsible for the compliance of the capital adequacy applicable to the financial conglomerate, and (iii) in order to determine the adequate and the regulatory capital applicable to a financial conglomerate, financial holdings shall select a calculation basis using: (a) consolidated information, b) separate information, or (c) a combination of consolidated and separate information. For these purposes, Grupo Aval selected a combination of consolidated and separate information.
●	Decree 1486 of 2018, which established obligations for members of a financial conglomerate, with respect to: (i) identifying the entities and individuals that need to be considered as related parties to the financial conglomerate (vinculados), (ii) policies regarding identification, disclosure, management and control of conflicts of interests, and (iii) policies and limits of exposure and concentration of risks for operations between entities of the conglomerate and between these and their related entities or individuals (vinculados).

The technical capital for the Aval Financial Conglomerate complied with the adequate capital required by regulation for each of the reported interim quarterly filings as of December 31, 2024. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

Under Article 884 of the Colombian Commercial Code, there is a limit on the amount of interest that may be charged on any loans granted in Colombia. Exceeding such limit is considered usury, which is a crime pursuant the Colombian Criminal Code. The usury limit is exceeding 1.5 times the current banking interest rate (interés bancario corriente or 'IBC'), certified and calculated by the Superintendence of Finance as the weighted average disbursement rate charged by banks on ordinary commercial loans, consumer loans and credit cards to retail customers during a specified period. The Superintendence of Finance amended the methodology to certify such usury rate, first, in August 2023, and finally, in May 2024. The current methodology increased the weight of ordinary commercial loan disbursements in the calculus, which limits the applicable interest rate as disbursement rates for these loans are considerably lower than those of consumer loans and credit cards to retail customers. According to law, the usury rate applies to any sum charged, there are no limitations for loans granted before changes in the usury rate.

The certification process is carried out for the following credit portfolios: consumer and ordinary; small consumer loans; and productive loans (further divided into five subcategories).

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

Capital Adequacy Requirements

Decree 2555 of 2010 (as modified by Decree 1771 of 2012, Decree 1648 of 2014, Decree 2392 of 2015, Decrees 1477 of 2018 and 1421 of 2019) sets forth capital adequacy requirements for Colombian credit institutions. Regulatory capital (patrimonio técnico) for Colombian credit institutions consists of the sum of total Core Equity Tier I (CET1 or patrimonio básico ordinario), Additional Tier I capital (AT1 or patrimonio básico adicional), and Tier II capital (Tier II or patrimonio adicional). Tier I capital consist of the sum of CET1 (patrimonio básico ordinario) and AT1 (patrimonio básico adicional). Tier I and Tier II, as defined herein, may differ to the manner in which these terms are used in other jurisdictions.

Pursuant to Decrees 1477 of 2018 and 1421 of 2019, Basel III principles were introduced to estimate adequate capital in credit institutions as follows:

●	Total solvency ratio is defined as the value of the regulatory capital (CET1, AT1 and Tier II) calculated under the terms of Decree 1477 of 2018 and Decree 1421 of 2019, divided by risk-weighted assets by level of credit, market and operational risk, at a minimum of 9%. Pursuant to Decree 2555 of 2010 (as amended), the Superintendency of Finance must grant prior approval of the eligibility of a debt, equity or hybrid instrument in order to be classified as AT1;
●	A minimum CET1 of 4.5%;
●	A minimum Tier I of 6%;
●	A capital conservation buffer of 1.5% consisting of CET1;
●	A systemic risk buffer of 1.0% for systemically important financial institutions (SIFIS) consisting of CET1; and
●	In addition, these Decrees established a minimum leverage ratio of 3%.

Banco de Bogotá is considered one of the systemically important financial institutions, according to Carta Circular 74 of November 28, 2024 and Carta Circular 70 of November 23, 2023, issued by the Superintendency of Finance, and therefore had to comply with the systemic buffer (explained above). Furthermore, according to Carta Circular 74 of November 28, 2024, issued by the Superintendency of Finance, Banco de Occidente is also considered one of the systemically important financial institutions and was allowed a two-year transition period to comply with the systemic buffer, which must be fully implemented by November 2026.

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

As of December 31, 2024, and 2023, all of Grupo Aval´s individually regulated operations have complied with the minimum regulatory capital requirements.

The following tables show the separate and consolidated (where applicable) capitalization information of our main direct and indirect subsidiaries. Consolidated solvency only applies to Banco de Bogotá, Banco de Occidente and Banco Popular. Corficolombiana was required to comply with consolidated solvency measures until September, 2024.

Banco de Bogotá

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2024	2023	2024	2023

	(in Ps billions)		(in Ps billions)
Subscribed and paid-in capital	4	4	4	4
Reserves and retained earnings	14,980	14,636	15,427	14,989
Other comprehensive income	246	8	244	(123)
Net income for the period	1,129	1,025	1,090	954
Non-controlling interests	—	—	—	—
Deductions:
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(1,388)	(1,220)	(1,710)	(1,504)
Deferred tax assets	(783)	(815)	(672)	(673)
Other	—	—	(1)	(1)
CET1	14,187	13,637	14,381	13,645
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	14,187	13,637	14,381	13,645

Subordinated instruments	2,459	2,574	2,459	2,574
Plus/minus others	135	161	—	—
Tier II capital	2,594	2,734	2,459	2,574
Other deductions from regulatory capital	—	—	—	—
Regulatory capital	16,781	16,371	16,840	16,219
Risk-weighted assets	81,153	76,812	97,961	91,626
Market risk	154	492	318	639
Market risk exposure(1)	1,706	5,462	3,536	7,103
Operational risk	565	521	664	613
Operational risk exposure(1)	6,282	5,790	7,382	6,806
Risk-weighted assets including regulatory market risk and operational risk	89,140	88,064	108,879	105,534
CET1 solvency ratio	15.92%	15.49%	13.21%	12.93%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	15.92%	15.49%	13.21%	12.93%
Tier II contribution to solvency ratio	2.91%	3.10%	2.26%	2.44%
Total solvency ratio(2)	18.83%	18.59%	15.47%	15.37%

Capital measure	14,187	13,637	14,381	13,645
Exposure measure	129,645	120,115	154,517	141,767
Leverage ratio	10.94%	11.35%	9.31%	9.62%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco de Occidente

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2024	2023	2024	2023

	(in Ps billions)		(in Ps billions)
Subscribed and paid-in capital	5	5	5	5
Reserves and retained earnings	4,997	4,782	5,253	4,996
Other comprehensive income	54	29	209	176
Net income for the period	495	431	474	474
Non-controlling interests	—	—	17	12
Deductions:
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(694)	(643)	(652)	(595)
Deferred tax assets	(234)	(252)	—	—
Other	(3)	(3)	(3)	(3)
CET1	4,620	4,348	5,303	5,065
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	4,620	4,348	5,303	5,065

Subordinated instruments	1,358	649	1,358	649
Plus/minus others	31	26	—	—
Tier II capital	1,388	675	1,358	649
Other deductions from regulatory capital	—	—	—	—
Regulatory capital	6,008	5,024	6,661	5,714
Risk-weighted assets	40,396	38,074	44,446	41,324
Market risk	339	185	382	218
Market risk exposure(1)	3,771	2,053	4,244	2,426
Operational risk	283	236	284	236
Operational risk exposure(1)	3,144	2,618	3,151	2,625
Risk-weighted assets including regulatory market risk and operational risk	47,310	42,745	51,841	46,375
CET1 solvency ratio	9.77%	10.17%	10.23%	10.92%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	9.77%	10.17%	10.23%	10.92%
Tier II contribution to solvency ratio	2.93%	1.58%	2.62%	1.40%
Total solvency ratio(2)	12.70%	11.75%	12.85%	12.32%

Capital measure	4,620	4,348	5,303	5,065
Exposure measure	75,194	65,856	81,254	70,759
Leverage ratio	6.14%	6.60%	6.53%	7.16%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco Popular

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2024	2023	2024	2023

	(in Ps billions)		(in Ps billions)
Subscribed and paid-in capital	77	77	77	77
Reserves and retained earnings	2,497	2,840	2,546	2,982
Other comprehensive income	83	79	252	222
Net income for the period	(227)	(347)	(315)	(403)
Non-controlling interests	—	—	6,867	6,794
Deductions:
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(391)	(361)	(460)	(446)
Deferred tax assets	—	—	—	—
Other	(95)	(88)	(95)	(89)
CET1	1,945	2,200	8,873	9,138
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	1,945	2,200	8,873	9,138

Subordinated instruments	319	327	69	77
Plus/minus others	15	21	—	—
Tier II capital	335	348	69	77
Other deductions from regulatory capital	—	—	(42)	(37)
Regulatory capital	2,279	2,548	8,900	9,178
Risk-weighted assets	17,070	16,670	37,340	36,166
Market risk	17	83	291	337
Market risk exposure(1)	189	924	3,235	3,741
Operational risk	144	136	414	462
Operational risk exposure(1)	1,605	1,516	4,605	5,138
Risk-weighted assets including regulatory market risk and operational risk	18,863	19,109	45,180	45,046
CET1 solvency ratio	10.31%	11.51%	19.64%	20.29%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	10.31%	11.51%	19.64%	20.29%
Tier II contribution to solvency ratio	1.77%	1.82%	0.15%	0.17%
Total solvency ratio(2)	12.08%	13.33%	19.70%	20.37%

Capital measure	1,945	2,200	8,873	9,138
Exposure measure	29,037	29,394	55,603	56,066
Leverage ratio	6.70%	7.49%	15.96%	16.30%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco AV Villas

	Separate basis
	At December 31,
	2024	2023

	(in Ps billions)
Subscribed and paid-in capital	22	22
Reserves and retained earnings	1,546	1,658
Other comprehensive income	124	57
Net income for the period	(116)	(117)
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(195)	(160)
Deferred tax assets	(10)	(10)
Other	(117)	(124)
CET1	1,253	1,327
Hybrid instruments recognized as additional primary capital	—	—
Other	0	0
AT1	0	0
Tier I	1,254	1,327

Subordinated instruments	150	—
Plus/minus others	32	24
Tier II capital	182	24
Other deductions from regulatory capital	—	—
Regulatory capital	1,435	1,352
Risk-weighted assets	10,474	10,054
Market risk	23	47
Market risk exposure(1)	251	522
Operational risk	103	96
Operational risk exposure(1)	1,144	1,064
Risk-weighted assets including regulatory market risk and operational risk	11,869	11,640
CET1 solvency ratio	10.56%	11.40%
AT1 contribution to solvency ratio	0.00%	0.00%
Tier 1 capital solvency ratio	10.56%	11.40%
Tier II contribution to solvency ratio	1.53%	0.21%
Total solvency ratio(2)	12.09%	11.61%

Capital measure	1,254	1,327
Exposure measure	19,171	18,873
Leverage ratio	6.54%	7.03%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Corficolombiana

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2024	2023	2024	2023

	(in Ps billions)		(in Ps billions)
Subscribed and paid-in capital	3	3	—	3
Reserves and retained earnings	12,017	11,233	—	10,830
Other comprehensive income	(12)	(77)	—	366
Net income for the period	328	809	—	886
Non-controlling interests	—	—	—	1
Deductions:
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(105)	(99)	—	(78)
Deferred tax assets	—	—	—	—
Other	(2)	(1)	—	(6)
CET1	12,230	11,868	—	12,003
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	0	0	—	0
AT1	0	0	—	0
Tier I	12,230	11,869	—	12,003

Subordinated instruments	—	—	—	—
Plus/minus others	—	—	—	—
Tier II capital	—	—	—	—
Other deductions from regulatory capital	(42)	(37)	—	(37)
Regulatory capital	12,188	11,832	—	11,966
Risk-weighted assets	20,631	19,894	—	20,190
Market risk	320	236	—	240
Market risk exposure(1)	3,557	2,618	—	2,667
Operational risk	272	291	—	299
Operational risk exposure(1)	3,022	3,229	—	3,319
Risk-weighted assets including regulatory market risk and operational risk	27,209	25,741	—	26,176
CET1 solvency ratio	44.95%	46.11%	—	45.85%
AT1 contribution to solvency ratio	0.00%	0.00%	—	0.00%
Tier 1 capital solvency ratio	44.95%	46.11%	—	45.85%
Tier II contribution to solvency ratio	0.00%	0.00%	—	0.00%
Total solvency ratio(2)	44.80%	45.96%	—	45.71%

Capital measure	12,230	11,869	—	12,003
Exposure measure	27,239	27,069	—	27,699
Leverage ratio	44.90%	43.85%	—	43.33%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

At December 31, 2024 Corficolombiana was not required to comply with consolidated solvency measures as it no longer had investments in financial subsidiaries, following the sale of Fiduciaria Corficolombiana and Casa de Bolsa to Grupo Aval.

Porvenir

In Colombia, pension and severance fund administrators are subject to specific regulation regarding capital adequacy. On February 3, 2022 the Decree 175, which amended Decree 2555 of 2010, modified regulatory capital requirements for pension and severance fund administrators, migrating definitions on regulatory capital and risk-weighted assets closer to the Basel III framework. The Superintendency of Finance published instructions corresponding to the application of this Decree in December 2022. Pension and severance fund managers had a twelve-month transition period starting on January 2023 and were fully compliant with this regulation starting on February 2024.

	Separate basis
	At December 31,
	2024	2023

	(in Ps billions)
Subscribed and paid-in capital	109	109
Reserves and retained earnings	2,544	2,266
Other comprehensive income	(20)	—
Net income for the period	653	—
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(381)	—
Deferred tax assets	(26)	—
Others	(54)	(51)
Primary capital	2,825	2,324

Subordinated instruments	—	—
Unrealized gains/losses on securities available for sale(1)	—	(8)
Secondary capital (Tier II)	—	(8)

Deductions:
Value of the stabilization reserve	(2,269)	(1,912)
Regulatory capital	556	404
Risk-weighted assets	672	887
Market risk	4	11
Market risk exposure(2)	43	121
Operational risk	121	122
Operational risk exposure(2)	1,349	1,360
Risk-weighted assets including regulatory market risk and operational risk	2,064	2,368
Solvency ratio(3)	26.95%	17.07%

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

(3)    Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Aval Fiduciaria

In Colombia, fiduciaries managers are subject to specific regulation regarding capital adequacy. On February 3, 2022 the Decree 175, which amended Decree 2555 of 2010, modified regulatory capital requirements for fiduciaries managers, migrating definitions on regulatory capital and risk-weighted assets closer to the Basel III framework. The Superintendency of Finance published instructions corresponding to the application of this Decree in December 2022. Fiduciaries managers had a twelve-month transition period starting on January 2023 and were fully compliant with this regulation starting on February 2024.

	Separate basis
	At December 31,
	2024	2023

	(in Ps billions)
Subscribed and paid-in capital	31	31
Reserves and retained earnings	20	20
Other comprehensive income	(7)	—
Net income for the period	13	—
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(20)	—
Deferred tax assets	(4)	—
Other	—	—
Primary capital	33	51

Subordinated instruments	—	—
Unrealized gains/losses on securities available for sale(1)	—	(3)
Secondary capital (Tier II)	—	(3)

Deductions:
Value of the stabilization reserve	—	—
Other deductions from regulatory capital	—	—
Regulatory capital	33	49
Risk-weighted assets	30	51
Market risk	1	1
Market risk exposure(1)	8	10
Operational risk	13	11
Operational risk exposure(1)	143	125
Risk-weighted assets including regulatory market risk and operational risk	181	185
Solvency ratio(2)	18.14%	26.31%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by specific weightings as defined the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Aval Casa de Bolsa

	Separate basis
	At December 31,
	2024	2023

	(in Ps billions)
Subscribed and paid-in capital	16	16
Reserves and retained earnings	36	36
Other comprehensive income	(3)	—
Net income for the period	1	0
Non-controlling interests	—	—
Deductions:	—	—
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(4)	(2)
Deferred tax assets	—	(0)
Other	—	(0)
Primary capital	46	49

Subordinated instruments	—	—
Unrealized gains/losses on securities available for sale(1)	—	—
Secondary capital (Tier II)	—	—

Deductions:
Value of the stabilization reserve	—	—
Other deductions from regulatory capital	—	—
Regulatory capital	46	49
Risk-weighted assets	14	19
Market risk	7	4
Market risk exposure(1)	75	40
Operational risk	3	2
Operational risk exposure(1)	35	28
Risk-weighted assets including regulatory market risk and operational risk	124	87
Solvency ratio(2)	37.32%	56.33%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by specific weightings as defined the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Mandatory Investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario, or “TDAs”) issued by Finagro, a Government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended from time to time.

A major amendment over TDAs was enacted by means of Law 2186 of 2022, allowing financial entities to substitute up to the 50% of the investments over TDAs in credits to small and medium agropecuary producers, as regulated by the National Commission of Agropecuary Loans. Such limit of 50% shall be accomplished during the next two years of this Law. (January 2024). Nonetheless, these provisions were revoked by Law 2186 of 2022 (National Development Plan). Therefore, the only applicable regulations regarding mandatory investments are those set forth below.

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

The minimum incorporation capital requirement for Colombian banks on a separate basis for 2024 was Ps 133,321 million. As of the date of this annual report, all our banks have consistently satisfied this incorporation capital requirement.

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

Foreign Currency Position Requirements

According to External Resolution No. 1 of 2018 and External Regulatory Circular DODM-398 issued by the Board of Directors of the Colombian Central Bank on March 22, 2019, which modified the foreign currency position requirements of Colombian banks, the foreign currency position (defined as the difference between rights and obligations denominated in foreign currencies) based on a three-business-day average, cannot exceed 20% of the bank’s regulatory capital. If the foreign currency position is negative, it cannot exceed 5% of the bank’s regulatory capital.

Currency exchange intermediaries such as Banco de Bogotá, with controlling interest of its overseas investments, are required to exclude those investments and any declared and approved hedging instruments (derivatives or debt) from their foreign currency positions starting on March 26, 2019. At December 31, 2024, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated net foreign currency positions of U.S.$56.83 million, U.S.$4.07 million, U.S.$(0.42) million and U.S.$(0.02) million, respectively, which fell within these regulatory guidelines.

Lending Limits

As amended from time to time, Decree 2555 of 2010 provides that banking entities may not lend, individually or in the aggregate, to a single borrower an amount in excess of 10% of their regulatory capital (patrimonio técnico) if the only security for such operation is the borrower’s equity. However, commercial banks can lend to a single person an amount equivalent to 25% of their regularory capital (patrimonio técnico), if such loan is secured by eligible collateral and sufficient to secure a risk exceeding 5% of such equity.

Notwithstanding the general rule set above regarding the lending limit of 10%, a 2014 Decree was issued to promote the financing of Fourth Generation Concessions toll roads established that commercial banks are allowed to lend to a single borrower, a sum up to 25% of regulatory capital (patrimonio técnico).

In no event may a loan to a shareholder that holds, directly or indirectly, 20% or more of a bank’s share capital exceed 20% of their regulatory capital (patrimonio técnico). In addition, this Decree establishes no loan to a single financial institution may exceed 30% of a bank’s regulatory capital (patrimonio técnico), with the exception of loans funded by Colombian development banks for which no limit exists.

If a financial institution exceeds these limits, the Superintendency of Finance may impose a fine equal to up to twice the amount by which any such loan exceeded the limit.

On a consolidated basis, Grupo Aval is not a subject to concentration limits, however, since 2020, pursuant to the Law of Financial Conglomerates, and its regulatory decrees, the Board of Directors of Grupo Aval approved the policies and limits of exposure and concentration of risks for operations between entities belonging to its financial conglomerate and between these and their related entities or individuals (vinculados).  These policies include the identification of material risks, operations between entities of the financial conglomerate and between them and their related parties, responsibilities and obligations of administrators and governing bodies, certain quantitative limits and an early warning scheme, as well as disclosure mechanisms.

On August 4th, 2022, the Colombian Government issued Decree 1533. On February 1st, 2024, the Superintendence of Finance issued CE 03 (together, the “New Large Exposures Regulation”). These regulations amend the current regime related to large exposures and lending limits. They limit the maximum loss that financial institutions could face in relation to their Tier 1 capital (patrimonio básico), ensuring it does not endanger their solvency, due to the failure of: (i) an individual counterparty; or (ii) a group of related counterparties, considered the same risk consistent with international standards. The New Large Exposures Regulation will be enforceable on August 4th, 2025, and sets forth new or updated rules for:

-	Identification and measurement of large exposures.
-	The maximum size of the exposures to an individual counterparty or group of connected counterparties to be taken as the same risk.
-	The total maximum limit for the large exposures that a financial institution can take.
-	Eligible credit risk mitigation measures in order to reduce the value of a large exposures.
-	Requirements for the recognition of collateral that may limit a large exposure.
-	The creation of groups of connected counterparties (control relationship, financial conglomerates, economic interdependence, family relationship, investment vehicles), with respect to which the exposures must be added and taken as the same risk.
-	Exclusion of exposures that should not be included in the calculations of large exposures.
-	Specialized project financing as an exception for aggregating exposures.
-	Reporting regime
-	Determining economic interdependency between two counterparties to accumulate exposures.
-	Determining the reporting formats for compliance with the new regulations.

At December 31, 2024, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on a separate basis was Ps 1.68 billion for unsecured loans and Ps 4.20 billion for secured loans, Banco de Occidente’s lending limit per borrower on a separate basis was Ps 0.60 billion for unsecured loans and Ps 1.50 billion for secured loans, Banco Popular’s lending limit per borrower on a separate basis was Ps 0.23 billion for unsecured loans and Ps 0.57 billion for secured loans, and Banco AV Villas’ lending limit per borrower on a separate basis was 0.14 billion for unsecured loans and Ps 0.36 billion for secured loans.

The Colombian Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans.

Reserve Requirements

Grupo Aval's Colombian banking subsidiaries and Corficolombiana maintain as deposits in Colombian Central Bank or cash on hand to comply with the reserve requirements of the Colombian Central Bank and the Superintendency of Finance. Daily averages of these funds are taken into account to determine the compliance with reserve requirements. On August 30, 2024, the Board of Directors of the Central Bank of Colombia (Banco de la República) issued External Resolution No. 3, which reduces the reserve requirements as follows:

●	Reduction of one percentage point in the reserve requirement for checking accounts and savings accounts, from 8% to 7%.
●	Reduction of one percentage point in the reserve requirement for time deposits with a term up to 18 months, from 3.5% to 2.5%.
●	For time deposits with maturities greater than 18 months, the reserve requirement remains at 0%.

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

Under regulations issued by the Colombian Central Bank, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Colombian Central Bank non-interest-bearing deposits for a specified term; however, the percentage of the required deposit is currently zero. No such deposits are required for foreign currency loans aimed at financing Colombian investments abroad or for short-term export loans (provided the loan is disbursed against the funds of Banco de Comercio Exterior—Bancóldex).

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

Loss Allowance

In the consolidated financial statements of Colombian credit institutions, the following rules about loan loss allowances apply:

Regarding the entire loan portfolio, in accordance with IFRS 9, financial institutions must evaluate at the end of each accounting period if there is or has been a significant increase in the credit risk (SICR) of a loan measured in accordance with the amortized cost methodology. Impairment indicators include significant economic difficulties faced by the borrower, payment default and the probability that the borrower will seek protection from creditors. If impairment is determined, a loan loss provision charged to income is calculated as follows:

●	For loans deemed individually significant and impaired, an individual analysis is carried out in accordance with IFRS 9, which takes into consideration expected cash flows, interest rates, the amortization schedule, collateral and information from credit bureaus. A loan is considered impaired when, based on historical and current information and events, including forward-looking information such as macroeconomic indicators, it is concluded that there is a probability that the lender will be unable to collect in full the amounts owed as per the loan agreement, including interest and commissions. When a loan has been identified as impaired, the value of the loss is measured as: (i) the difference between the book value of the loan and the present value of expected future flows (taking into consideration the condition of the borrower), discounted by the interest rate initially established on the loan, or (ii) the present value of the collateral that guarantees the loan (after deducting the estimated selling costs of the collateral) when it is concluded that the fundamental source of repayment is the sale of the collateral. For the calculation of loss allowances considered individually significant, which are based on their guarantee, estimates of the fair value of such guarantee are established using independent expert appraisers.
●	For those loans which are not individually significant and for loans individually significant but not impaired, a collective assessment is effected with loans grouped together by segments having similar characteristics, using statistical assessment techniques based on the analysis of historical losses to determine an estimate of percentage of expected losses in such assets as of the date of the financial statements, but which have not been identified on an individual basis.

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

Separate financial statements for us and our financial subsidiaries in Colombia are based on Colombian IFRS and pursuant to certain requirements under Colombian regulations. Loss allowances are calculated based on specific rules of the Financial and Accounting Basic Circular (“Circular Básica Contable y Financiera”) issued by the Superintendency of Finance.

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

However, the law provides certain exceptions to the requirement to obtain such prior approval. If an investor has been approved by the Superintendency of Finance for the acquisition of 10% or more of the shares of a financial entity during the last three years, such an investor is allowed to notify the compliance with certain capital relations as provided by law, without the need to request a new approval. This also applies to financial entities, such as Credit Unions, whose capital is not composed of or represented by shares.

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

In 2024, and as of the date of this annual report, there have been no public tender offers by third parties with respect to the Company’s shares or by Grupo Aval in respect to another company’s shares.

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (U.S.$ 5,639.9) or more must be effected through the Colombian Stock Exchange. At December 31, 2024, one UVR equaled Ps 376.8 and 66,000 UVRs equal Ps 24,867,235.8.

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

Furthermore, Law 1116 of 2006 and Law 2437 of 2024 regulate insolvency proceedings for companies in Colombia. Law 1116 sets forth the procedures and conditions under which a company may seek admission to a reorganization proceeding to negotiate a debt restructuring agreement with its creditors (acuerdo de reorganización empresarial) or initiate a liquidation proceeding to settle its liabilities and distribute its assets. Building upon this framework, Law 2437 of 2024 enhances insolvency mechanisms by introducing three streamlined procedures for creditors: (i) the Business Recovery Procedure, a three-month mediation-based process before the Chambers of Commerce (Cámaras de Comercio); (ii) the Abbreviated Reorganization, tailored for small companies with assets up to 5,000 minimum wages, offering simplified restructuring; and (iii) the Simplified Judicial Liquidation, providing an expedited asset adjudication process for companies within the same asset threshold.

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

Mandatory pension funds

Contributions to pension funds are mandatory for all employees in Colombia and are jointly funded by the employer and the employee. In the case of contributing clients, the base contribution rate is 16.0% (up to 18.0% for employees meeting a certain salary threshold) of an employee’s base salary, whereby the employer contributes 3/4 (12%) and the employee 1/4 (4%) of the base contribution rate. Contributions are paid on a monthly basis. Of the 16.0%-18.0% total contribution, 11.5% goes to the individual customer’s account. The current pension system provides that 300 basis points (3.0%) of the contribution are distributed between (i) life and disability insurance and (ii) compensation for the AFP. In 2023, Porvenir’s funds subscribed to life and disability coverage insurance with a 2.47% premium, which resulted in a 0.53% retained as compensation. The remainder is distributed between the National Solidarity Fund (Fondo de Solidaridad Pensional), depending on the employee’s salary (up to 2.0%), and the National Minimum Pension Warranty Fund (Fondo de Garantía de Pensión Mínima) (at 1.5%).

In the case of non-contributing clients, regulations allow private pension funds to charge a performance-based commission considering that these customers have to be served in the same manner as a contributing client through branches, call-centers, billing and managing of their individual customer fund. The established performance-based commission is 4.5% of monthly returns of the clients’ individual customer fund, with a cap at 50% of the last value charged as commission over the clients’ contribution as an active customer.

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

On July 16, 2024, the Government signed into effect Law 2381 of 2024, which had been previously approved by Congress. This law introduces significant reforms to the current pension system, aiming to extend its coverage to more Colombians. The reform is based on a "pillar structure." Under this system:

●	Employees earning up to 2.3 times the monthly minimum legal wage are required to contribute to Colpensiones, a public administrative entity.
●	Those earning above 2.3 times the monthly minimum legal wage must allocate their contributions that are applicable to the first 2.3 times the monthly minimum legal wage to Colpensiones. Any contributions exceeding this threshold are directed to a pension fund administrator (AFP) of their choice. Law 2381 authorizes AFPs to manage the pillar known as “Pilar Contributivo en su Componente Complementario de Ahorro Individual” (ACCAI). Additionally, fiduciary companies and insurance companies are also permitted to manage this pillar.

The law includes a transition regime. Its provisions will not apply to women who have contributed to the pension system for more than 750 weeks or men who have contributed for more than 900 weeks. In terms of asset administration and investment, Law 2381 introduces a generational fund structure. This system groups clients of similar ages into the same fund, with investment strategies tailored to each group's stage of life.

Regarding corporate governance, entities authorized to manage the ACCAI pillar must adjust the composition of their boards of directors. They are required to appoint two new members, along with their alternates, who will represent the clients of this pillar.

Law 2381 will take effect on July 1, 2025. The Government is tasked with issuing further regulations to implement its provisions. Meanwhile, severance and voluntary pension funds will continue under their existing terms and conditions. Since the issuance of Law 2381, the Constitutional Court has received approximately 143 lawsuits challenging its constitutionality. Of these, 14 have been admitted for review. The Court is expected to issue its first ruling soon. The Constitutional Court's review could have the following outcomes:

●	Total enforceability: The law becomes fully effective starting July 1, 2025.
●	Total unconstitutionality: If deemed unconstitutional, the reform would have no legal effect and would not be implemented.
●	Partial unconstitutionality: Specific provisions may be nullified while the rest of the reform takes effect.
●	Conditional enforceability: The Court could declare the law constitutional under specific conditions or interpretations, guiding its future application.

The law also reforms the fee structure for AFPs, shifting from a contribution-based scheme to one based on assets under management. AFPs may charge a maximum fee of 0.7% on assets managed up to June 30, 2025, and 0.8% on new contributions exceeding 2.3 monthly minimum wages. Further details on these fees are to be defined by the Government.

As of 2024, approximately 86% of formal employees and independent contractors contributing to the pension system earned up to three monthly minimum salaries.

Severance funds

Severance funds are independent trusts formed by the accumulated severance payment allowance required by Colombian labor law. The severance payment allowance is a social benefit granted to employees for which employers are responsible under an employment agreement. The allowance consists of the payment of one month’s salary per year of service and pro rata amounts for fractions of a year. This amount is deposited directly with the AFP by the employer. Porvenir and all other pension and severance fund managers in Colombia charge a fee (per year for assets under management) of 1.0% for amounts in the mandatory investments short-term portfolio and 3.0% in the long-term portfolio.

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purpose of complying with one or several voluntary retirement or disability pension plans. Porvenir earns annual management commissions for assets under management that range between 0.6% and 3.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios).

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

On April 25, 2023, the agreements numbered 6.002-2012 and 6.004-2012, entered into by the Ministry of Finance and Porvenir, and by Fiduciara Bogotá, Porvenir, and BBVA Fiduciaria under consortium and temporary union schemes, respectively, for the management of FONPET, were terminated. Following the termination of the agreements, the administrators, including the aforementioned temporary union and consortium in which Porvenir participates, delivered the entire portfolio (Ps 21. trillion and related to agreements 6.002 and 6.004) to the Ministry in three installments: April 26, 2023, May 12, 2023, and June 13, 2023. This entity and the above mentioned consortium and temporary union executed the contract settlement agreement in which the parties declared that no obligations were pending to be fulfilled. This document has been executed on August 30th, 2024.

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

D.          Property, plant and equipment

We have listed below the carrying amount of property, plant and equipment of each of our operating segments at December 31, 2024.

	Buildings and			Bearer	Other
	land(1)	Machinery	Equipment	plants	properties	Total

	(Ps billions)
Banking services	942.6	11.8	587.3	—	94.6	1,636.4
Pension and Severance Fund Management	52.8	1.2	16.9	—	0.9	71.9
Merchant Banking	1,185.8	1,347.9	59.6	272.1	23.9	2,889.3
Holding	—	—	0.8	—	0.8	1.5
Consolidation adjustments and eliminations	1.0	—	—	—	0.0	1.0
Grupo Aval	2,182.3	1,361.0	664.6	272.1	120.2	4,600.1
(1)	Includes ongoing constructions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements prepared in accordance with IFRS at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 and the related notes thereto, and with the other financial information included in this annual report. The preparation of our audited consolidated financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors”, “Item 5. Operating and Financial Review and Prospects—D. Trend information”, and other factors discussed in this annual report. For information regarding the calculation methodology of the main key performance indicators used throughout this section see “Item 3. Key Information—A. Selected Financial Data”.

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

We have not included a discussion of year-over-year comparisons between 2023 and 2022 in this annual report on Form 20-F. This discussion can be located in “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022” in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 16, 2024.

Principal factors affecting our financial condition and results of operations

International context

Projected growth for the global economy in 2024 is 3.2%, exceeding initial expectations of 2.9%. Weakness in advanced economies such as Germany and Japan, and a deceleration in China, was offset by positive dynamics in the United States. Growth in the United States is estimated at 2.8%, above the initial forecast of 1.5%. During the year, the moderation trend in inflation strengthened, following a normalization of global supply chains and lower commodity prices. Lower inflation enabled a less contractionary monetary policy in advanced economies, joining the emerging economies that started lowering reference rates in 2023. Inflation in the United States, measured by the Consumer Price Index, stood at 2.9% in 2024 versus 3.4% in 2023, which in turn allowed the Federal Reserve to cut the Federal Funds Effective Rate by 1 percentage point during the second half of 2024.

Colombian economic conditions

In Colombia, GDP growth recovered across sectors in 2024 with a 1.7% real GDP growth that compared favorably to the 0.7% GDP growth in 2023, which had marked the most challenging year in recent history for the Colombian economy. Although still below potential GDP growth figures, this recovery was driven by household consumption, which showed a better performance than a year earlier.

Household consumption drove economic growth, this component explains 76% of real GDP and 69% of real GDP growth in 2024. This performance was explained by strong inflows from remittances, the resilience of the labor market, lower interest rates and the moderation of inflation. Gross fixed capital formation (investment) grew 3.0% in 2024 and now represents 17.2% of GDP, remaining at historically low levels relative to the 2010 – 2019 period average of 22.1%. The country’s trade balance was negative in 2024, standing at -9.8% of GDP and increasing 7.6% with exports and imports posting 2.0% and 4.2% growth respectively. Finally, the public spending component represents 15.9% of GDP in 2024 and contributed negatively to GDP dynamics after posting an annual contraction of 0.5%.

The average unemployment rate in 2024 was 10.2%, unchanged from 2023. However, the unemployment rate at the end of 2024, at 9.1%, was the lowest recorded in a year-end month since 2016. In 2024, 10 out of the 13 measured sectors of the economy recorded an increase in employment compared to 2023; the sectors with the largest increases in employment rates were industry and entertainment, while professional activities had the largest negative impact on employment in 2024.

Fiscal accounts

Finally, on the fiscal front, the deficit for 2024 closed at 6.8% of GDP, a significant deterioration from the 4.3% recorded in 2023 and the highest fiscal deficit in 20 years (excluding 2020 and 2021 due to fiscal pressures derived from the COVID-19 pandemic). This situation is mainly the result of lower tax collections compared to the government's target as well as an increase in government spending, presenting a challenging fiscal outlook for the Colombian economy and the government’s ability to adjust expenditures to new collection levels.

This resulted in a weaker outlook on Colombia’s fiscal accounts that increased the country’s risk premium. Colombia’s CDS increased to 212 basis points in 2024 from 157 basis points in 2023. However, the average annual exchange rate appreciated 5.9% to 4,073.75 Colombian pesos per U.S. dollar between 2024 and 2023. The current account deficit ended the year at 1.8% of GDP, a marked improvement relative to the 2.7% deficit during 2023. Colombia’s sovereign curve in Pesos steepened during the year, with the 4 year TES increasing 104 basis points to 10.5%, 10 year TES increasing 192 basis points to 11.9% and the 30 year TES increasing 236 basis points to 12.6%.

Interest rates and inflation

Inflation in Colombia continued to decline in 2024 closing the year at 5.20%, from 9.28% recorded a year earlier, marking the fourth consecutive year in which the year-end inflation exceeded the Central Bank’s target range of 2% to 4%. Favorable disinflationary trends in goods and regulated price sub-baskets led to this performance. Inflation for goods was 0.6%, supported by the lagged effect of the appreciation of the Colombian peso against the U.S. Dollar between July 2023 and August 2024. Inflation in the regulated prices sub-basket fell from 17.2% to 7.3% in 2024, mainly due to the stability of gasoline prices.

Despite a 408 basis points reduction in inflation, the Central Bank cut its interest rate by 350 basis points, from 13.0% in December 2023 to 9.50% in December 2024, increasing real interest rates above the initial expectations of economic analysts and capital market participants. The Central Bank maintained a conservative monetary policy with 50 basis points rate cuts in six sessions and 25 basis points in the remaining two meetings. Monetary policy in 2024 considered the slow pace at which inflation fell, more adverse global financial conditions and the country’s challenging fiscal situation. As a result, real interest rates remain high and contractionary. The Central Bank’s average interest rate decreased 165 basis points from 13.0% in 2023 to 11.4% in 2024.

Methodological changes implemented by the Superintendency of Finance to the formula used to set the Interés Bancario Corriente (see “Item 4. Information on the Company—B. Business overview—Supervision and Regulation—Key interest rates”), and in turn the Tasa de Usura (interest rate cap) negatively impacted our banks’ ability to reprice consumer loans.

The end of period interest rate cap decreased 11.18 percentage points to 26.39% from 37.56% in 2023, while the average rate cap decreased 12.34 percentage points to 30.73% in 2024 from 43.06% in 2023. Our internal estimates indicate these methodological changes could have lowered the interest rate caps in excess of 5.00 percentage points, relative to what would have been the end of period rate cap under the previous methodology. As a result, new originations were disbursed at lower rates than anticipated and our banks were unable to charge the contractual interest rates on a portion of existing loans that were disbursed at rates exceeding the rate caps.

Exchange rates

The Colombian Peso was the third weakest Latin American currency, with an annual depreciation of 15.4%, to 4,409.15 per U.S. dollar at December 31, 2024 from 3,822.05 pesos per U.S. dollar at December 31, 2023. External factors heavily influenced the currency’s performance. Amongst these factors were the upward revision of the Federal Reserve’s inflation and interest rate forecasts following Donald Trump’s victory in the U.S. presidential elections, as well as a weaker outlook on Colombia’s fiscal accounts.

Grupo Aval continues to be subject to impacts on our consolidated financial statements derived from fluctuations of the Colombian peso against the U.S. dollar, the currency in which most of our foreign long-term debt is denominated. At December 31, 2024, 19.9% of our average consolidated assets and 23.9% of our average consolidated liabilities were denominated in foreign currency. On a consolidated basis, we had U.S.$ 3.8 billion (Ps 16.7 trillion) of long-term debt denominated in U.S. dollars as of December 31, 2024.

Banking industry overview

At December 31, 2024, gross loans in the Colombian banking system grew 3.4% annually, while at the previous year-end, growth was 2.0% (3.4% and 1.9% when adjusted for securitized mortgage loans, respectively). As Colombia’s nominal GDP expanded 7.6%, the ratio of bank loans (adjusted for securitized mortgage loans) to GDP decreased to 39.9% from 41.8% in 2023, lower than the 46.9% three-year average between 2020 and 2022. Commercial loans grew 5.8% compared to 2.3% the previous year, consumer loans contracted 3.6% in 2024 after decreasing 2.3% in 2023, and mortgages grew 8.1% compared to 8.2% the previous year.

Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Attributable net income increased 37.4% to Ps 1,015.1 billion, compared to Ps 739.0 billion in 2023. Return on average assets was 0.7% and a return on average equity was 6.0%. This improvement was based on a recovery in our net interest margin, which in turn was captured through a decrease in the cost of funding. Cost of funds decreased in line with a less contractive monetary policy and was aided by the normalization of funding rate pressures introduced by an adjustment to the Net Stable Funding Ratio (NSFR or CFEN in Spanish) after regulation was implemented in 2023. In addition, the consolidation of a positive evolution in asset quality reaffirms our view on the end of the consumer loans credit cycle and enabled a decrease in cost of risk metrics.

We have steadily outgrown the market for the past three years. In 2024 we achieved a 69 bps market share gain in total loans, with a 29 basis points gain in commercial loans, 160 bps in consumer loans, and 167 bps in mortgages. This has been achieved amidst weak growth metrics for our main peers and despite having tighter risk policies for loan origination in consumer loans relative to 2021.

The contribution of our non-financial sector to our net income decreased in 2024 relative to 2023 mainly driven by a lower income from the infrastructure sector. Income from the Bogotá – Villavicencio concession (Coviandina) was lower as the concession entered the operation and maintenance phase in 2023. In addition, concessions still under construction are nearing their final stages (Pacifico 1 and Villavicencio – Yopal), contributing to a reduction in construction income. This in turn was partially offset by a 7.1% increase in gross profit from sales of goods and services from the energy and gas companies, and a 118.4% increase in the agribusiness sector.

Finally, Porvenir recorded its highest net income ever for a year in 2024, driven by record high AUMs, commissions from mandatory pension contributions, and a strong performance of its stabilization reserve.

This context is reflected in the following results:

●	Grupo Aval’s consolidated loan portfolio grew 7.3% in 2024, with peso denominated loans growing 5.0% and USD denominated loans growing 3.4% in dollar terms; a 19.3% increase when translated to pesos. Commercial loans grew 7.8% (Peso: 4.6% and USD: 3.0% in dollars), consumer loans grew 3.3% (Peso: 1.8% and USD: 10.5% in dollars) and mortgages grew 19.2% (Peso: 20.4% and USD: -1.7% in dollars). Total deposits grew 10.4% in 2024, with Peso denominated deposits growing 8.9% and USD denominated deposit growing 2.8% in dollar terms.
●	Our net interest margin (NIM) on loans was 4.30%, up from 4.01% in 2023, while NIM on loans for our banking segment was 4.97%, up from 4.85% in 2023. Our cost of funds decreased in line with a less contractive monetary policy and aided by the normalization of marginal cost of funds, following the adjustment of the banking system’s funding structures after the implementation of a phase-in adjustment to Net Stable Funding Ratio (NSFR or CFEN in Spanish) in 2023. NIM on investments including trading investment income for the year was -0.01%, down from 1.18% in 2023. Performances for NIM on loans and NIM on investments including trading investment income resulted in a total NIM including trading investment income for Grupo Aval and our banking segment to be 3.37% and 4.18% for 2024 respectively.
●	Cost of risk decreased 10 basis points in 2024 mainly driven by an improvement in the asset quality of consumer portfolio, while commercial loans and mortgages slightly deteriorated. Year-over-year, the mix of IFRS Stage 1 loans increased by 16 basis points, while that of Stage 2 loans decreased by 13 basis points and Stage 3 loans by 3 basis points. Loans past due more than 90 days were 4.0% at December 31, 2024, stable relative to December 31, 2023.
●	Cost control initiatives implemented throughout the year limited the increase in personnel expenses to 5.1% (well below the minimum wage increase of 12.1% applicable for the year) and that of administrative and other expenses to 2.4% (well below the inflation rate of 9.3% for 2023).
●	Net income from commissions and fees grew 6.9% during the year, driven by a strong fees performance of pension and severance fund management and trust and portfolio management activities, which increased 20.0% and 7.1%, respectively.

Our results for the year should be read in conjunction with our audited consolidated financial statements.

Grupo Aval

Overview

The following discussion describes the main drivers of Grupo Aval’s results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023. Further detail is provided in the Management Discussion and Analysis of Operating Segments.

Grupo Aval’s net income attributable to owners of the parent for the year ended December 31, 2024 was Ps 1,015.1 billion (Ps 42.75 per share, including common and preferred shares), increasing 37.4% or Ps 276.1 billion compared to the year ended December 31, 2023. Return on average equity for 2024 was 6.0% as compared to 4.5% in 2023.

	Grupo Aval Consolidated
	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Total interest income	28,181.9	28,919.4	(737.5)	(2.6)
Total interest expense	(20,914.3)	(22,632.4)	1,718.1	(7.6)
Net interest income	7,267.6	6,287.0	980.6	15.6
Impairment loss on loans and other accounts receivable	(4,755.1)	(4,751.0)	(4.1)	0.1
Impairment (loss) recovery on other financial assets	(4.2)	12.9	(17.0)	(132.3)
Recovery of charged-off financial assets	574.3	555.8	18.5	3.3
Net impairment loss on financial assets	(4,185.0)	(4,182.4)	(2.7)	0.1
Net interest income, after impairment losses	3,082.6	2,104.6	978.0	46.5
Net income from commissions and fees	3,583.8	3,352.5	231.3	6.9
Gross profit from sales of goods and services	2,477.4	3,218.0	(740.6)	(23.0)
Net trading income (loss)	1,404.4	(916.0)	2,320.5	(253.3)
Net income from other financial instruments mandatorily at fair value through profit or loss	350.9	323.7	27.2	8.4
Other income	890.7	3,751.3	(2,860.6)	(76.3)
Other expenses	(8,651.8)	(8,346.5)	(305.3)	3.7
Net income before tax expense	3,137.9	3,487.6	(349.7)	(10.0)
Income tax	(946.4)	(1,310.4)	364.0	(27.8)
Net income for the year	2,191.5	2,177.1	14.3	0.7

Net income attributable to owners of the parent	1,015.1	739.0	276.1	37.4
Net income attributable to non-controlling interests	1,176.4	1,438.1	(261.7)	(18.2)
Net income for the year	2,191.5	2,177.1	14.4	0.7

Net interest income

Net interest income increased 15.6% or Ps 980.6 billion to Ps 7,267.6 billion in 2024. Total interest income decreased 2.6% or Ps 737.5 billion driven by an 81 basis points decrease in the average yield of interest-earning assets, offset by a 3.8% or Ps 8,467.3 billion increase in the average balance of interest-earning assets. Total interest expense decreased 7.6% or Ps 1,718.1 billion, more than total interest income, resulting from a 131 basis points reduction in interest rates paid on interest-bearing liabilities, slightly offset by a 6.5% or Ps 14,866.4 billion increase in the average balance of interest-bearing liabilities. Yields and rates paid decreased due to monetary policy in place throughout the year and to the normalization of interest rate pressures following the adjustment of the banking system’s funding structures after the implementation of a phase-in adjustment to NSFR regulation in 2023, particularly toward time deposits. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing liabilities increased by 36 basis points to 4.3% and net interest margin expanded by 32 basis points to 3.2%.

The merchant banking segment inherently has significantly more interest-bearing liabilities than interest-earning assets, as a result of a substantial portion of funding used to finance both the ordinary course of non-financial businesses and Corficolombiana’s investment portfolio in debt and equity securities. Therefore, the merchant banking segment has a negative net interest margin, which reduces the overall net interest margin of Grupo Aval. Net interest expense contributed (net of eliminations) by our merchant banking segment increased to Ps 1,695.5 billion, 15.3% or Ps 305.7 billion less than in 2023. This performance is explained under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking”.

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2024
	year ended December 31,		Change, 2024 vs. 2023		year ended December 31,		year ended December 31,		due to changes in			vs. 2023
	2024	2023	#	%	2024	2023	2024	2023	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	111,473.9	106,352.7	5,121.2	4.8	12.2%	13.6%	13,572.2	14,497.9	623.5	(1,549.3)	(925.7)	(6.4)
Consumer	60,744.1	60,054.2	689.8	1.1	15.0%	15.3%	9,127.7	9,208.5	103.7	(184.5)	(80.8)	(0.9)
Mortgages	19,929.1	18,053.8	1,875.3	10.4	9.8%	9.3%	1,947.8	1,688.0	183.3	76.6	259.8	15.4
Microcredit	173.5	270.7	(97.3)	(35.9)	28.1%	26.4%	48.7	71.4	(27.3)	4.7	(22.6)	(31.7)
Gross loans	192,320.5	184,731.4	7,589.1	4.1	12.8%	13.8%	24,696.4	25,465.7	974.5	(1,743.9)	(769.4)	(3.0)
Interbank and overnight funds	672.1	3,005.8	(2,333.6)	(77.6)	114.4%	35.5%	769.2	1,068.4	(2,670.7)	2,371.6	(299.1)	(28.0)
Total gross loans	192,992.7	187,737.2	5,255.5	2.8	13.2%	14.1%	25,465.6	26,534.1	693.5	(1,762.0)	(1,068.5)	(4.0)
Investments in debt securities	35,427.3	32,215.5	3,211.8	10.0	7.7%	7.4%	2,716.3	2,385.3	246.3	84.8	331.1	13.9
Total interest-earning assets	228,420.0	219,952.7	8,467.3	3.8	12.3%	13.1%	28,181.9	28,919.4	1,044.7	(1,782.1)	(737.5)	(2.6)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2024
	year ended December 31,		Change, 2024 vs. 2023		year ended December 31,		year ended December 31,		due to changes in			vs. 2023
	2024	2023	#	%	2024	2023	2024	2023	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	6,206.6	6,234.1	(27.5)	(0.4)	4.2%	4.1%	(261.3)	(253.0)	1.2	(9.4)	(8.3)	3.3
Time deposits	92,601.5	83,747.8	8,853.7	10.6	10.3%	11.9%	(9,498.7)	(10,007.8)	(908.2)	1,417.3	509.1	(5.1)
Savings accounts	76,942.1	70,476.2	6,465.9	9.2	7.1%	8.4%	(5,434.1)	(5,953.4)	(456.7)	976.0	519.4	(8.7)
Total interest-bearing deposits	175,750.2	160,458.1	15,292.1	9.5	8.6%	10.1%	(15,194.0)	(16,214.2)	(1,322.0)	2,342.2	1,020.2	(6.3)
Interbank borrowings and overnight funds	17,507.4	12,350.4	5,157.0	41.8	9.6%	15.0%	(1,683.9)	(1,856.3)	(496.0)	668.3	172.3	(9.3)
Borrowings from banks and others	26,368.1	30,427.8	(4,059.7)	(13.3)	8.5%	7.9%	(2,245.6)	(2,402.0)	345.7	(189.4)	156.4	(6.5)
Bonds issued	24,318.8	25,841.8	(1,523.0)	(5.9)	7.4%	8.4%	(1,790.7)	(2,159.9)	112.1	257.1	369.2	(17.1)
Other funding	68,194.3	68,620.0	(425.7)	(0.6)	8.4%	9.4%	(5,720.3)	(6,418.2)	35.7	662.2	697.9	(10.9)
Total interest-bearing liabilities	243,944.5	229,078.1	14,866.4	6.5	8.6%	9.9%	(20,914.3)	(22,632.4)	(1,274.6)	2,992.7	1,718.1	(7.6)

Grupo Aval’s average balance of gross loans increased 4.1% or Ps 7,589.1 billion in 2024 and the average yield was 12.8%, 94 basis points lower than in 2023. Growth of average balances of 4.1% was lower than that of closing balances of 7.3%, driven by mortgages and U.S. dollar denominated loans. Mortgages grew vigorously during the second half of the year and average U.S. dollar denominated loans, which represent 18.2% of our loan portfolio, were affected by an annual 5.9% appreciation in the average exchange rate, while closing balances benefited from a 15.4% year-over-year depreciation of the end of period exchange rate.

Commercial loans and mortgages drove loan portfolio growth in 2024, while consumer loans dynamics were sluggish during the first half of the year and started to improve during the second half. Peso denominated loans grew 5.0% year-over-year on closing balances and 4.8% on average balances. Commercial loans grew 4.6% and 5.9%, consumer loans grew 1.8% and 1.0%, mortgage loans grew 20.4% and 14.6%, and microcredit loans decreased 98.4% and 35.9%, respectively on a closing balance and average balance basis. As for U.S. dollar denominated loans in U.S. dollar terms, year-over-year growth was 3.4% for closing balances and 5.9% for average balances. Commercial loans grew 3.0% and 6.7%, consumer loans grew 10.5% and 8.1% and mortgages decreased 1.7% and 1.9%, respectively on a closing balance and average balance basis.

Interest rate dynamics for gross loans were driven by changes in the Central Bank rate in Colombia and negatively affected by external factors as well. The average Central Bank rate decreased by 165 basis points from 13.0% in 2023 to 11.4% in 2024. The end of period Central Bank rate closed at 9.5% at December 31, 2024, down 350 basis points from 13.00% a year earlier. Given that 81.7% of Grupo Aval’s commercial loans are variable rate mostly referenced to the 1-month, 3-month or 6-month inter-bank rate (IBR), average yields on commercial loans decreased 146 basis points to 12.2%. In addition, spreads for commercial loans were pressured due to strong competition for high credit quality customers amidst slow origination volumes for the entire system.

Considering that 89.5% of Grupo Aval’s consumer loans are fixed rate, the average yields on these loans priced in a small portion of the reduction in reference rates, decreasing 31 basis points during 2024. In addition, methodological changes implemented by the Superintendency of Finance to the formula used to set the Interés Bancario Corriente (see “Item 4. Information on the Company—B. Business overview—Supervision and Regulation—Key interest rates”), and in turn the Tasa de Usura (interest rate cap) negatively impacted the pricing of certain consumer loans, mostly credit cards and personal loans.

Finally, 81.5% of Grupo Aval’s mortgages are fixed rate and their average yield increased 42 basis points due to the repricing effect of new portfolio disbursements at higher interest rates. In mortgages, our banks as well as other peers pledged to aid the country’s economic reactivation and committed to extending mortgages at preferential rates which dampened repricing efforts.

The average balance of interest-earning investments in debt securities increased 10.0% or Ps 3,211.8 billion. The average yield for interest-earning investments in debt securities increased 26 basis points as higher yields in Banking Services segment were partially offset by a lower yield in Merchant Banking segment, mainly due to the impact of lower inflation on the CPI or UVR (Unidad de Valor Real) indexed portfolio. For further detail on average yield for interest-earning investments in debt securities, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Banking Services” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking”.

The end of period balance of interest-bearing liabilities increased 11.2% or Ps 25,606.9 billion, driven by an 11.9% or Ps 8,465.0 billion increase in savings accounts, an 11.2% or Ps 9,732.4 billion increase in time deposits and a 22.7% or Ps 3,427.8 billion increase in interbank borrowings and overnight funds. The average balance of interest-bearing liabilities increased 6.5% or Ps 14,866.4 billion, driven by a 10.6% or Ps 8,853.7 billion increase in time deposits and a 9.2% or Ps 6,465.9 billion increase in savings accounts.

Average funding rates moved downwards in line with the average Central Bank rate. Additionally, the normalization of the funding distortions generated in 2023 by the implementation of more demanding NSFR requirements, as reported in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 16, 2024 under “Item 5. Operating and Financial Review and Prospects—A. Operating results—Grupo Aval”, also contributed to the decrease in average funding rates. Consequently, the average rate paid for interest bearing liabilities decreased 131 basis points to 8.6%, mainly driven by a 169 basis points reduction in time deposits and a 138 basis points reduction in savings accounts.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(4,755.1)	(4,751.0)	(4.1)	0.1
Impairment (loss) recovery on other financial assets	(4.2)	12.9	(17.0)	(132.3)
Recovery of charged-off financial assets	574.3	555.8	18.5	3.3
Net impairment loss on financial assets	(4,185.0)	(4,182.4)	(2.7)	0.1

Grupo Aval’s impairment loss on loans and other accounts receivable remained relatively stable, increasing 0.1% or Ps 4.1 billion to Ps 4,755.1 billion, driven by an improvement in the quality of the consumer portfolio, explained by the economic recovery and the tighter origination policies put in place in 2023. For more information regarding risk management please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data.”

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2024 vs. 2023		year ended December 31,		2024 vs. 2023	year ended December 31,		2024 vs. 2023
	2024	2023	#	%	2024	2023	basis points	2024	2023	basis points

	(in Ps billions)
Commercial	(758.4)	(203.1)	(555.3)	273.5	0.7%	0.2%	49	0.6%	0.1%	50
Consumer	(3,839.5)	(4,426.0)	586.6	(13.3)	6.3%	7.4%	(105)	5.5%	6.6%	(109)
Mortgage	(145.5)	(65.9)	(79.7)	121.0	0.7%	0.4%	37	0.7%	0.3%	37
Microcredit	10.9	(31.9)	42.8	(134.2)	(6.3)%	11.8%	(1,807)	(7.7)%	9.8%	(1,759)
Gross loans	(4,732.5)	(4,726.8)	(5.6)	0.1	2.5%	2.6%	(10)	2.2%	2.3%	(10)
Interbank and overnight funds	(0.8)	1.4	(2.2)	(154.3)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(4,733.2)	(4,725.4)	(7.8)	0.2	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(21.9)	(25.6)	3.7	(14.5)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(4,755.1)	(4,751.0)	(4.1)	0.1	2.5%	2.6%	(10)	2.2%	2.3%	(10)

The evolution of asset quality continues to point to the end of the credit cycle on consumer loans, with Stage reclassification and formation of loans past due more than 30 days having peaked in the first quarter of 2024. Our product mix, richer in lower risk products and segments, supported the improvement of our cost of risk and asset quality metrics.

Impairment losses for consumer loans decreased 13.3% or Ps 586.6 billion in 2024, driven by lower impairment losses on Stage 2 credit cards and personal loans. This improvement in asset quality enabled credit cards classified as Stage 1 to increase to 85.2% in 2024 from 82.5% in 2023 and personal loans classified as Stage 1 to increase to 80.8% from 79.8%. As a result of better asset quality, the coverage ratio (loss allowance as a percentage of gross loans) for the consumer loan portfolio decreased to 6.7% in 2024 from 7.2% in 2023, given that Stage 1 loans have lower coverage ratios as they have lower probabilities of default.

The 273.5% or Ps 555.3 billion increase in impairment losses for commercial loans was driven by lower impairment losses in 2023 due to the reversal of the remaining impairment losses booked as overlays for customers relieved during the pandemic as reported in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 16, 2024 under “Item 5. Operating and Financial Review and Prospects—A. Operating results—Grupo Aval,”. This was reflected in an increase in impairment losses on all Stages of commercial loans and led to a normalized level of impairment losses for the commercial loan portfolio in 2024.

Finally, impairment losses for mortgages increased in 2024 due to a slight credit deterioration related to higher transfers from Stage 2 to Stage 3. The decrease in impairment losses for microcredit loans is explained by the reversal of impairment losses given the sale of Banco de Bogota’s loan portfolio to an unrelated financial institution in Colombia.

For more information on loss allowance calculations, please refer to Note 4 of our audited consolidated financial statements. The following table shows our gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2024 vs. 2023
	2024				2023							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	101,927.9	3,464.3	10,022.5	115,414.6	94,328.3	3,530.5	9,189.0	107,047.8	8.1	(1.9)	9.1	7.8
Consumer	54,689.3	4,687.3	2,599.8	61,976.3	52,856.1	4,408.8	2,734.7	59,999.6	3.5	6.3	(4.9)	3.3
Mortgages	19,873.5	1,367.0	795.2	22,035.7	16,721.0	1,160.8	604.4	18,486.2	18.9	17.8	31.6	19.2
Microcredit	0.8	0.0	3.6	4.4	226.5	14.0	37.0	277.5	(99.7)	(99.7)	(90.4)	(98.4)
Gross loans	176,491.5	9,518.6	13,421.0	199,431.1	164,132.0	9,114.0	12,565.2	185,811.2	7.5	4.4	6.8	7.3

Commercial	88.3%	3.0%	8.7%	100.0%	88.1%	3.3%	8.6%	100.0%
Consumer	88.2%	7.6%	4.2%	100.0%	88.1%	7.3%	4.6%	100.0%
Mortgages	90.2%	6.2%	3.6%	100.0%	90.5%	6.3%	3.3%	100.0%
Microcredit	17.8%	0.9%	81.3%	100.0%	81.6%	5.0%	13.3%	100.0%
Gross loans	88.5%	4.8%	6.7%	100.0%	88.3%	4.9%	6.8%	100.0%

Commercial	0.7%	6.3%	44.1%	4.6%	0.6%	6.2%	48.6%	4.9%
Consumer	2.0%	19.8%	82.0%	6.7%	2.2%	22.5%	79.4%	7.2%
Mortgages	0.3%	5.3%	42.9%	2.1%	0.3%	5.7%	44.4%	2.1%
Microcredit	7.5%	36.2%	99.6%	82.7%	5.3%	45.6%	95.1%	19.3%
Loss allowance as a percentage of gross loans per Stage	1.1%	12.8%	51.4%	5.0%	1.1%	14.1%	55.2%	5.4%

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Grupo Aval (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2024 vs. 2023		at December 31,		2024 vs. 2023
	2024	2023	#	%	2024	2023	basis points

	(in Ps billions)
Commercial	5,116.6	4,502.9	613.7	13.6	4.4%	4.2%	23
Consumer	2,003.1	2,138.5	(135.4)	(6.3)	3.2%	3.6%	(33)
Mortgages	872.0	717.6	154.4	21.5	4.0%	3.9%	8
Microcredit	3.6	37.0	(33.5)	(90.4)	81.3%	13.3%	6,801
Gross loans	7,995.3	7,396.1	599.2	8.1	4.0%	4.0%	3

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2024 vs. 2023		of average gross loans		2024 vs. 2023
	2024	2023	#	%	2024	2023	basis points

	(in Ps billions)
Commercial	1,219.8	668.0	551.9	82.6	1.1%	0.6%	47
Consumer	4,179.7	3,433.2	746.4	21.7	6.9%	5.7%	116
Mortgages	76.1	51.0	25.0	49.0	0.4%	0.3%	10
Microcredit	11.2	24.2	(13.0)	(53.8)	6.5%	8.9%	(250)
Total charge-offs	5,486.8	4,176.5	1,310.3	31.4	2.9%	2.3%	59

(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days decreased to 125.1% in 2024 from 135.7% in 2023. The delinquency ratio for microcredit loans reflects a small portion of delinquent loans that were not included in the sale of the overall portfolio, which are classified as Stage 3 and have a 99.6% coverage ratio, and will be ultimately charged-off. Charge-offs as a percentage of average gross loans increased due to lagged effects of asset quality deterioration in 2023 on charge-offs in 2024. Recovery of charged-off financial assets increased 3.3% or Ps 18.5 billion, benefiting from the improvement in economic conditions.

Impairment (loss) recovery on other financial assets decreased Ps 17.0 billion, driven by a deterioration in the credit rating of fixed income investments.

Net income from commissions and fees

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Banking and other fees	2,763.8	2,726.4	37.4	1.4
Bonded warehouse services	181.8	188.2	(6.4)	(3.4)
Trust activities and portfolio management services	495.9	463.2	32.7	7.1
Pension and severance fund management	1,174.6	978.5	196.1	20.0
Income from commissions and fees	4,616.1	4,356.3	259.8	6.0
Expenses from commissions and fees	(1,032.3)	(1,003.8)	(28.5)	2.8
Net income from commissions and fees	3,583.8	3,352.5	231.3	6.9

Net income from commissions and fees increased 6.9% or Ps 231.3 billion in 2024. Income from commissions and fees increased 6.0% or Ps 259.8 billion, positively impacted by a 20.0% or Ps 196.1 billion increase in pension and severance fund management fees and a 7.1% or Ps 32.7 billion increase in fees from trust activities and portfolio management services. The increase in expenses from commissions and fees was mainly driven by an increase in payment processor expenses and higher fees paid to third-party sales-forces.

The increase in pension and severance fund management is related to (i) higher mandatory pension fund contributions resulting from a 12.1% increase in minimum wage, which drove contribution-based fees, (ii) strong market returns that drove AUM based fees and (iii) a lower volume of reimbursement of fees in 2024 due to lawsuits declaring that the affiliation to the fund was null and void. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Pension and Severance Fund Management”. Fees from trust activities and portfolio management services increased 7.1% or Ps

32.7 billion amidst favorable capital market conditions and client acquisition efforts, resulting in an increase in AUMs, particularly those relating to warranty trust funds and collective investment funds.

Banking and other fees increased 1.4% or Ps 37.4 billion driven by a positive performance in banking service fees, partially mitigated by lower debit and credit card fees related to slower transactional volumes and a decrease in the number of outstanding activated credit cards, following a syst-wide trend in Colombia. Bonded warehouse services decreased due to the closure of unprofitable warehouses in 2024, which in turn led to cost savings on other line items.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Income from sales of goods and services	11,048.6	11,223.6	(175.0)	(1.6)
Costs and expenses of sales of goods and services	(8,571.2)	(8,005.6)	(565.6)	7.1
Gross profit from sales of goods and services	2,477.4	3,218.0	(740.6)	(23.0)

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

	Year ended December 31, 2024
	Infrastructure	Energy & Gas	Hotels	Agribusiness	Other Services	Total

	(in Ps billions)
Income from sales of goods and services	2,950.0	6,908.9	631.2	309.9	248.5	11,048.6
Costs from sales of goods and services	(1,131.0)	(4,590.3)	(225.3)	(210.7)	(47.5)	(6,204.8)
Personnel expenses	(45.9)	(165.4)	(76.7)	(16.4)	(417.2)	(721.7)
Administrative and other expenses	(61.5)	(523.0)	(217.6)	(36.3)	(102.5)	(940.8)
Depreciation and amortization	(112.8)	(405.1)	(16.5)	(6.1)	(21.5)	(562.0)
Expenses from commissions and fees	(4.0)	(13.1)	(5.7)	(0.6)	(26.4)	(49.8)
Allowance for impairment of receivables	(0.4)	(65.2)	(0.3)	(2.5)	(2.8)	(71.2)
Other expenses	—	(21.0)	(0.0)	—	(0.0)	(21.0)
Costs and expenses from sales of goods and services	(1,355.5)	(5,783.0)	(542.1)	(272.6)	(617.9)	(8,571.2)
Gross profit from sales of goods and services	1,594.5	1,125.9	89.1	37.3	(369.4)	2,477.4

	Year ended December 31, 2023
	Infrastructure	Energy & Gas	Hotels	Agribusiness	Other Services	Total

	(in Ps billions)
Income from sales of goods and services	3,954.2	6,158.6	598.9	296.8	215.0	11,223.6
Costs from sales of goods and services	(1,120.8)	(4,191.0)	(209.7)	(222.4)	(55.8)	(5,799.7)
Personnel expenses	(34.1)	(130.4)	(67.7)	(15.6)	(377.8)	(625.5)
Administrative and other expenses	(325.4)	(332.6)	(215.0)	(30.9)	(85.4)	(989.3)
Depreciation and amortization	(60.3)	(374.0)	(14.8)	(10.5)	(21.1)	(480.7)
Expenses from commissions and fees	(0.6)	(9.1)	(5.9)	(0.4)	(23.5)	(39.5)
Allowance for impairment of receivables	(0.9)	(50.0)	(0.1)	(0.1)	(0.0)	(51.0)
Other	(0.0)	(19.9)	(0.0)	—	(0.0)	(19.9)
Costs and expenses from sales of goods and services	(1,542.2)	(5,106.9)	(513.2)	(279.7)	(563.5)	(8,005.6)
Gross profit from sales of goods and services	2,412.0	1,051.7	85.7	17.1	(348.5)	3,218.0

Infrastructure companies remained the largest contributor to this line item with a Ps 1,594.5 billion gross profit from sales of goods and services in 2024. This sector drove the overall performance in gross profit from sales of goods and services, with a 33.9% or Ps 817.5 billion decrease compared to 2023, mainly explained by a 25.4% or Ps 1,004.1 billion decrease in income that was partially offset by a 12.1% or Ps 186.6 billion decrease in costs and expenses. The decrease in income was driven by three main effects: (i) Coviandina entered operation and maintenance phase in 2023 and is no longer recognizing construction income as it did up to the last quarter of 2023, (ii) given that concessions under construction are nearing their final stages (Pacifico 1 and Villavicencio – Yopal), work progress was slower than in 2023, which in turn drove the reduction in construction income and (iii) the normalization of inflation in 2024 relative to 2023 led to a lower adjustment to future cash flow projections and the value of financial assets at amortized cost, therefore financial income related to concession arrangements was Ps 631.9 billion lower in 2024 relative to a year earlier.

Costs and expenses of sales of goods and services for infrastructure companies decreased 12.1% or Ps 186.6 billion. In 2023 the one-time expense of Ps 253.0 billion (U.S.$60.6 million) resulting from the resolutions with DOJ and SEC was recognized. Expenses other than the aforementioned increased 5.1% or Ps 66.4 billion, primarily due to (i) costs associated with the final stage of construction of 4G road concessions Pacifico 1 and Villavicencio – Yopal, which will enable their completion and start of the operation and maintenance phase and (ii) cost overruns that have not yet been recognized under income (as per IFRS 15) as they are pending formal recognition from the Government, upon which income will be recognized.

Gross profit for energy and gas companies in 2024 was Ps 1,125.9 billion, 7.1% or Ps 74.2 billion higher than in 2023. Income increased 12.2% or Ps 750.3 billion and costs and expenses increased 13.2% or Ps 676.1 billion. In 2024, weather conditions throughout the country derived from El Niño favored thermal energy generation volumes, due to lower hydroelectric generation capacity. As a result, higher income from this sector is mainly explained by the favorable spillover effects of weather phenomena on (i) gas transportation volumes, (ii) gas commercialization volumes both to the thermal energy sector and the industrial sector, and (iii) LNG regasification volumes at Sociedad Portuaria del Callao (SPEC) to meet the high demand from the thermal energy sector. Gas transportation volumes increased 16.1% to 682 MMSCFD and gas distribution volumes decreased 2.6% to 10,915 million m3.

Gross profit for hospitality companies in 2024 was Ps 89.1 billion, a 4.0% Ps 3.4 billion improvement relative to 2023. Income increased 5.4% or Ps 32.3 billion driven by stable average occupancy rates and higher prices on food and rooms, driven by the strength of the country’s tourism sector. Costs increased 5.6% or Ps 28.9 billion, outpacing income growth due to the reinforcement of key areas such as cybersecurity, human resources and accounting, as well as the elimination of subsidy for utilities to hotels on the Colombian Caribbean coast.

Gross profit for agribusiness companies in 2024 was Ps 37.3 billion, 118.4% or Ps 20.2 billion more than in 2023. Income increased 4.4% or Ps 13.1 billion due to higher rubber prices and increased production. Costs and expenses decreased 2.6% or Ps 7.1 billion due to efficiencies in fertilizers and maintenance expenses.

Gross loss for other sectors was Ps 369.4 billion in 2024, mainly reflecting operating costs of other services companies (mainly call-centers) that provide Grupo Aval’s entities and third parties with call center, BPO and external sales-force services, Ps 20.9 billion more than the Ps 348.5 billion gross loss in 2023.

For a detailed analysis of the different sectors see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking” and for information related to concession arrangements rights see Note 16 of our audited consolidated financial statements.

Net trading (loss) income

Grupo Aval’s net trading income (refer to Note 29 of our audited consolidated financial statements) was Ps 1,404.4 billion in 2024, Ps 2,320.5 billion or 253.3% higher than in 2023, resulting from a Ps 2,996.8 billion increase in net trading (loss) income from derivatives and partially offset by a Ps 676.3 billion decrease in income from investment securities at fair value through profit or loss. It is worth noting that net trading (loss) income from derivatives should be analyzed in conjunction with foreign exchange gains (losses); in this sense, the performance of net trading (loss) income from derivatives was offset by a Ps 2,708.7 billion increase in foreign exchange gains (losses), net, recognized under other income as described below.

Net trading (loss) income from investment securities at fair value through profit or loss consisted of three main drivers: (i) income contributed (net of eliminations) by our banking services segment decreased Ps 275.1 billion to a Ps 530.5 billion gain in 2024, (ii) income contributed (net of eliminations) by our merchant banking segment decreased Ps 361.8 billion to a Ps 189.0 billion gain in 2024, and (iii) income contributed (net of eliminations) by our pension and severance fund management segment decreased Ps 39.5 billion to a Ps 269.1 billion gain in 2024.

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

Total income from investment securities for Grupo Aval (comprised of interest income on investments in debt securities and net trading (loss) income from investment securities at FVTPL) was Ps 3,705.1 billion for 2024, 8.5% or Ps 345.3 billion less than in 2023. This was primarily driven by a 211 basis points decrease in the average yield on total investment securities to 7.2% in 2024 down from 9.3% in 2023, generating a Ps 921.5 billion decrease in interest income. This was partially offset by an 18.4% or Ps 8,047.0 billion increase in the average balance of total investment securities to Ps 51,741.6 billion in 2024, which resulted in a Ps 576.2 billion increase in interest income. The main drivers for this performance were discussed above in net interest income and net trading (loss) income.

Net income from other financial instruments mandatorily at FVTPL

Net income from other financial instruments mandatorily at FVTPL reflect the fair value of certain concession arrangements entered between Promigas and the Colombian Government, that meet the requirements for mandatory recognition at FVTPL, and increased by Ps 27.2 billion to Ps 350.9 billion in 2024 as compared to 2023.

Other income

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(454.8)	2,253.9	(2,708.7)	(120.2)
Share of profit of equity accounted investees, net of tax	378.4	371.4	7.0	1.9
Net gain (loss) on sale of debt and equity securities	150.2	108.8	41.4	38.1
Dividends	148.5	126.3	22.2	17.6
Gain (loss) on the sale of non-current assets held for sale	23.6	48.6	(25.0)	(51.4)
Gain on sale of property, plant and equipment	81.1	360.7	(279.6)	(77.5)
Net gain (loss) in asset valuation	27.0	74.9	(47.9)	(63.9)
Gain on loss of control of subsidiaries	—	—	—	N.A.
Other	536.7	406.7	130.0	32.0
Other income	890.7	3,751.3	(2,860.6)	(76.3)

Other income decreased Ps 2,860.6 billion to Ps 890.7 billion, mainly driven by a Ps 2,708.7 billion decrease in foreign exchange gains (losses), net and by a Ps 279.6 billion decrease in gain on sale of property, plant and equipment.

The Ps 2,708.7 billion decrease in foreign exchange gains (losses), net to a Ps 454.8 billion loss should be analyzed in conjunction with net trading (loss) income from derivatives, as described above under net trading income. The net result of both activities (foreign exchange and derivatives) for 2024 was a Ps 39.2 billion loss compared to a Ps 327.2 billion loss in 2023. In 2024, the interest rate differential between the Colombian Peso and the U.S. dollar narrowed, generating lower expectations of depreciation for the Colombian Peso (implicit in derivatives contracts) and leading to a lower cost of the hedging strategy when compared to 2023.

During 2024, our subsidiaries continued their PP&E structure optimization program, although at a lower volume compared to the previous year, by transferring some non-strategic property, plant and equipment in exchange for equity in private equity funds specialized in real estate asset management (NEXUS Real Estate Capital Funds), some of which were part of sale & lease-back operations. As such, we recorded a Ps 279.6 billion decrease in gain on the sale of property, plant and equipment (as fair value of derecognized PP&E was higher than book value).

The Ps 25.0 billion decrease in gain (loss) on the sale of non-current assets held for sale is related to the transferal of assets to NEXUS. In addition, net gain (loss) in asset valuation decreased Ps 47.9 billion (see Note 15 to our audited consolidated financial statements for more information), driven by diverging results in two of our operating segments. Net gain (loss) in asset valuation from our merchant banking segment decreased Ps 86.5 billion due to a one-time income in 2023 (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking”) and was partially offset by a Ps 38.1 billion increase in our banking services segment.

The Ps 41.4 billion increase in net gain on sale of debt and equity securities was explained by the decline in market interest rates over the year that enabled profit-taking strategies.

Other expenses

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Losses from sales of non-current assets held for sale	(2.2)	(0.6)	(1.6)	263.0
Personnel expenses	(3,211.6)	(3,055.2)	(156.4)	5.1
Administrative and other expenses	(4,473.4)	(4,367.0)	(106.4)	2.4
Depreciation and amortization	(712.6)	(670.5)	(42.2)	6.3
Impairment loss on other assets	(5.0)	(2.9)	(2.0)	68.3
Other	(247.0)	(250.3)	3.2	(1.3)
Other expenses	(8,651.8)	(8,346.5)	(305.3)	3.7

In 2024 we continued with our initiatives of cost containment. Other expenses increased 3.7% or Ps 305.3 billion, mainly due to a 5.1% or Ps 156.4 billion increase in personnel expenses and a 2.4% or Ps 106.4 billion increase in administrative and other expenses. Growth in personnel expenses resulted from a 6.3% or Ps 182.0 billion increase in salaries and employee benefits, which was partially offset by a 17.1% or Ps 25.6 billion decrease in labor severances and bonus plan payments. For reference, the minimum wage in Colombia increased by 12.1% in 2024 as compared to 2023.

Administrative and other expenses increased 2.4% or Ps 106.4 billion. Deposit insurance expenses increased 11.7% or Ps 57.9 billion, in line with higher volumes of deposits; operating taxes decreased 9.8% or Ps 118.7 billion, mainly due to a court decision that limited the rate of the industry and commerce tax (ICA) charged in certain departments or municipalities. The remaining expenses increased 6.3% or Ps 167.2 billion, was mainly driven by higher corporate strategy consulting expenses, cloud migration costs and marketing expenses.

The ratio of other expenses as a percentage of average assets reached 2.7% in 2024, down from 2.8% in 2023.Cost to income efficiency ratio was 54.2% in 2024 as compared to 52.1% in 2023, given that Grupo Aval’s other expenses increased by 3.7% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading (loss) income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income) decreased by 0.3%.

Tax expense

Income tax expense for Grupo Aval decreased by 27.8% or Ps 364.0 billion, to Ps 946.4 billion in 2024. This was driven by (i) a higher use of deductions from nontaxable income in 2024 compared to 2023, and (ii) a 10.0% or Ps 349.7 billion decrease in net income before tax expense led to lower income tax expense.

Grupo Aval’s income tax expense divided by net income before income tax expense excluding dividends and share of profit of equity accounted investees, net of tax (as they are non-taxable income), was 36.2% in 2024 and 43.8% in 2023. For more information on income tax expense, please refer to Note 19 of our audited consolidated financial statements.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased 18.2%, or Ps 261.7 billion, to Ps 1,176.4 billion in 2024 compared to 2023. The ratio of net income attributable to non-controlling interest to net income decreased to 53.7% in 2024 from 66.1% in 2023. The decrease in this ratio is mainly attributable to a change in the mix of our segment’s contribution to net income driven by (i) a higher contribution to net income from our banking services segment, (ii) a lower relative contribution from our merchant banking segment of which 59.5% is attributable to non-controlling interest (see Note 26 of our audited consolidated financial statements) and (ii) a higher contribution from our pension and severance fund management segment, of which 24.2% is non-controlling interest.

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

Banking Services

Overview

Net income for the year ended December 31, 2024 was Ps 1,137.6 billion, increasing 37.5% or Ps 310.4 billion compared to the year ended December 31, 2023.

	Banking Services
	For the year ended		Change 2024 vs
	December 31,		2023
	2024	2023	#	%

	(in Ps billions)
Total interest income	27,050.4	27,669.6	(619.1)	(2.2)
Total interest expense	(17,922.4)	(19,260.2)	1,337.9	(6.9)
Net interest income	9,128.1	8,409.4	718.7	8.5
Impairment loss on loans and other accounts receivable	(4,691.9)	(4,721.5)	29.5	(0.6)
Impairment (loss) recovery on other financial assets	(4.0)	0.8	(4.8)	(582.1)
Recovery of charged-off financial assets	569.8	550.6	19.2	3.5
Net impairment loss on financial assets	(4,126.2)	(4,170.0)	43.9	(1.1)
Net interest income, after impairment losses	5,001.9	4,239.3	762.6	18.0
Net income from commissions and fees	2,386.6	2,362.1	24.5	1.0
Gross loss from sales of goods and services	(358.9)	(333.7)	(25.2)	7.6
Net trading income (loss)	767.7	(1,245.2)	2,013.0	(161.7)
Other income	1,358.3	3,329.7	(1,971.4)	(59.2)
Other expenses	(8,045.5)	(7,710.0)	(335.5)	4.4
Net income before tax expense	1,110.2	642.2	467.9	72.9
Income tax (expense) recovery	27.4	184.9	(157.5)	(85.2)
Net income for the year	1,137.6	827.2	310.4	37.5

Net interest income

Net interest income increased 8.5% or Ps 718.7 billion to Ps 9,128.1 billion in 2024. Average yields on interest-earning assets and average rates paid on interest-bearing liabilities decreased due to monetary policy in place throughout the year and to the normalization of interest rate pressures introduced following the adjustment of the banking system’s funding structures after the implementation of a phase-in adjustment to NSFR regulation in 2023; however, the Central Bank’s interest rate and cost of funds remains high compared to historical levels. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing liabilities expanded 30 basis points to 4.4%, while net interest margin increased 18 basis points to 4.1%. The main drivers impacting interest-earning assets and interest-bearing liabilities during 2024, are as described under Grupo Aval’s analysis.

Total interest income decreased 2.2% or Ps 619.1 billion, driven by a 77 basis points reduction in the average yield of interest-earning assets that was partially offset by a 3.9% or Ps 8,342.7 billion increase in the average balance of interest-earning assets. Total interest expense decreased 6.9% or Ps 1,337.9 billion, more than total interest income, resulting from a 124 basis points contraction in interest rates paid on interest-bearing liabilities, partially offset by a 6.9% or Ps 13,861.9 billion increase in the average balance of interest-bearing liabilities.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2024 vs. 2023		the year ended December 31,		year ended December 31,		Change, 2024 vs. 2023
2024	2023	#	%	2024	2023	2024	2023	#	%

(in Ps billions)						(in Ps billions)
221,259.2	212,916.6	8,342.7	3.9	4.1%	3.9%	9,128.1	8,409.4	718.7	8.5

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2024
	year ended December 31,		Change, 2024 vs. 2023		year ended December 31,		year ended December 31,		due to changes in			vs. 2023
	2024	2023	#	%	2024	2023	2024	2023	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	111,167.8	106,096.3	5,071.5	4.8	12.1%	13.6%	13,418.8	14,414.7	612.2	(1,608.1)	(995.9)	(6.9)
Consumer	59,704.3	59,178.8	525.5	0.9	14.9%	15.1%	8,889.1	8,920.2	78.2	(109.3)	(31.1)	(0.3)
Mortgages	19,903.5	18,033.4	1,870.1	10.4	9.8%	9.4%	1,946.3	1,686.6	182.9	76.8	259.7	15.4
Microcredit	173.5	270.7	(97.3)	(35.9)	28.1%	26.4%	48.7	71.4	(27.3)	4.7	(22.6)	(31.7)
Gross loans	190,949.1	183,579.3	7,369.8	4.0	12.7%	13.7%	24,302.9	25,092.8	938.0	(1,727.9)	(789.9)	(3.1)
Interbank and overnight funds	411.1	2,450.5	(2,039.5)	(83.2)	136.9%	31.3%	562.5	768.0	(2,791.1)	2,585.6	(205.5)	(26.8)
Total gross loans	191,360.1	186,029.8	5,330.3	2.9	13.0%	13.9%	24,865.4	25,860.9	692.6	(1,688.1)	(995.4)	(3.8)
Investments in debt securities	29,899.1	26,886.8	3,012.3	11.2	7.3%	6.7%	2,185.0	1,808.7	220.1	156.2	376.3	20.8
Total interest-earning assets	221,259.2	212,916.6	8,342.7	3.9	12.2%	13.0%	27,050.4	27,669.6	1,019.9	(1,639.1)	(619.1)	(2.2)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2024
	year ended December 31,		Change, 2024 vs. 2023		year ended December 31,		year ended December 31,		due to changes in			vs. 2023
	2024	2023	#	%	2024	2023	2024	2023	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	6,354.9	6,398.1	(43.2)	(0.7)	4.4%	4.5%	(277.4)	(287.4)	1.9	8.1	10.0	(3.5)
Time deposits	85,234.5	77,790.7	7,443.8	9.6	10.1%	11.8%	(8,584.5)	(9,140.6)	(749.7)	1,305.8	556.1	(6.1)
Savings accounts	79,084.0	72,490.8	6,593.2	9.1	6.8%	8.2%	(5,384.5)	(5,977.1)	(448.9)	1,041.6	592.7	(9.9)
Total interest-bearing deposits	170,673.5	156,679.6	13,993.8	8.9	8.3%	9.8%	(14,246.4)	(15,405.2)	(1,168.1)	2,326.9	1,158.8	(7.5)
Interbank borrowings and overnight funds	12,334.0	7,418.3	4,915.7	66.3	9.8%	15.8%	(1,214.4)	(1,170.9)	(484.0)	440.5	(43.5)	3.7
Borrowings from banks and others	17,208.3	21,224.2	(4,015.9)	(18.9)	7.8%	6.6%	(1,344.7)	(1,391.3)	313.8	(267.2)	46.6	(3.4)
Bonds issued	14,211.9	15,243.6	(1,031.7)	(6.8)	7.9%	8.5%	(1,116.8)	(1,292.8)	81.1	94.8	175.9	(13.6)
Other funding	43,754.1	43,886.1	(131.9)	(0.3)	8.4%	8.8%	(3,676.0)	(3,855.1)	11.1	168.0	179.1	(4.6)
Total interest-bearing liabilities	214,427.6	200,565.7	13,861.9	6.9	8.4%	9.6%	(17,922.4)	(19,260.2)	(1,158.6)	2,496.5	1,337.9	(6.9)

Average balance of gross loans increased 4.0% or Ps 7,369.8 billion in 2024 and the average yield was 12.7%, 94 basis points lower than in 2023. Growth of average balances of 4.0% was lower than growth of closing balances of 7.2%, mainly because average U.S. dollar denominated loans, which represent 17.0% of our loan portfolio, were affected by an annual 5.9% appreciation in the average exchange rate. On the other hand, closing balances benefited from a 15.4% year-over-year depreciation of the end of period exchange rate.

Peso denominated loans grew 4.8% year-over-year on average balances; commercial loans grew 6.0%, consumer loans grew 0.8%, mortgage loans grew 14.6%, and microcredit loans decreased 35.9%. Banco de Bogotá decided to exit from microcredit loans in August 2024, and sold the majority of its loan portfolio to an unrelated financial institution in Colombia, for further detail see “Item 4. Information on the Company—B. Business overview—Our operations” As for U.S. dollar denominated loans in U.S. dollar terms, year-over-year growth was 5.1% for average balances; commercial loans grew 5.7%, consumer loans increased 7.9% and mortgages decreased 1.9%.

The average Central Bank rate in Colombia decreased by 165 basis points to 11.4% in 2024 from 13.0% in 2023. The end of period Central Bank rate in Colombia decreased by 350 basis points to 9.5% at December 31, 2024 from 13.00% a year earlier. Given that 82.1% of the segment’s commercial loans are variable rate, mostly referenced to the 1-month, 3-month or 6-month inter-bank rate (IBR), average yield on commercial loans decreased 152 basis points to 12.1%, slightly below the 165 basis points decrease in the average Central Bank rate. On the other hand, 91.1% of the segment’s consumer loans are fixed rate; consequently, the average yield priced in a small portion of the reduction in reference rates in 2024, decreasing 18 basis points. Regarding the segment’s mortgages, 81.5% of the closing balance is at fixed rate and average yield increased 43 basis points due to the repricing effect of new portfolio disbursements at higher interest rates than the average for the stock. For an analysis regarding external factors affecting the average yield on loans see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Grupo Aval”.

The average balance of interest-earning investments in debt securities increased 11.2% or Ps 3,012.3 billion following the segment’s strategy to increase its position in securities. The still sluggish growth of the loan portfolio incentivized the segment to capture high yields, that enabled capturing positive carry and forward-looking gapping. Marginal funding rates and available liquidity for deposit taking activities favored this strategy as well. This resulted in a 58 basis points increase in the average yield for interest-earning investments in debt securities, as the Colombian sovereign yield curve (TES) shifted downwards, following global sovereign fixed income rates and aided by the decrease in Colombia’s sovereign risk premium. The average balance of interbank and overnight funds decreased 83.2% or Ps 2,039.5 billion given that the proceeds received from BHI’s tender offer in December 2022 gradually migrated into other interest-earning assets.

Finally, average funding rates continued moving downwards and in line with the reduction in the average Central Bank rate in 2024. In addition, average rates paid on interest-bearing liabilities also benefited from the normalization of distortions in marginal funding rates generated by more demanding NSFR requirements in 2023. The end of period balance of interest-bearing liabilities increased 11.7% or Ps 23,489.8 billion, due to an increase in almost all types of interest-bearing liabilities, and mainly explained by an 11.6% increase in time deposits and savings accounts. On the other hand, the average balance of interest-bearing liabilities increased 6.9% or Ps 13,861.9 billion, driven by a 9.6% or Ps 7,443.8 billion increase in time deposits and a 9.1% or Ps 6,593.2 billion increase in savings accounts. As mentioned above, interest-bearing liabilities priced in the reduction in the average Central Bank rate and the normalization of distortions generated by the NSFR in 2023, registering a decrease of 124 basis points in the average rate paid.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(4,691.9)	(4,721.5)	29.5	(0.6)
Impairment (loss) recovery on other financial assets	(4.0)	0.8	(4.8)	(582.1)
Recovery of charged-off financial assets	569.8	550.6	19.2	3.5
Net impairment loss on financial assets	(4,126.2)	(4,170.0)	43.9	(1.1)

Net impairment loss on financial assets decreased 1.1% or Ps 43.9 billion to Ps 4,126.2 billion, resulting from lower impairment losses and higher recoveries of charged-off financial assets.

Impairment loss on loans and other accounts receivable decreased 0.6% or Ps 29.5 billion to Ps 4,691.9 billion, driven by an improvement on the loan portfolio’s ECL, particularly in the consumer portfolio, explained by the country’s economic recovery and its effect on borrowers’ credit risk. For more information regarding risk management please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

In addition, recovery of charged-off financial assets increased 3.5% or Ps 19.2 billion to Ps 569.8 billion, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2024 vs. 2023		year ended December 31,		2024 vs. 2023	year ended December 31,		2024 vs. 2023
	2024	2023	#	%	2024	2023	basis points	2024	2023	basis points

	(in Ps billions)
Commercial	(760.4)	(205.0)	(555.4)	270.9	0.7%	0.2%	49	0.6%	0.1%	50
Consumer	(3,781.5)	(4,396.8)	615.3	(14.0)	6.3%	7.4%	(110)	5.5%	6.7%	(114)
Mortgage	(145.5)	(65.9)	(79.7)	121.0	0.7%	0.4%	37	0.7%	0.3%	37
Microcredit	10.9	(31.9)	42.8	(134.2)	(6.3)%	11.8%	(1,807)	(7.7)%	9.8%	(1,759)
Gross loans	(4,676.5)	(4,699.6)	23.1	(0.5)	2.4%	2.6%	(11)	2.2%	2.3%	(11)
Interbank and overnight funds	(0.8)	1.4	(2.2)	(154.3)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(4,677.3)	(4,698.2)	20.9	(0.4)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(14.6)	(23.2)	8.6	(37.1)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(4,691.9)	(4,721.5)	29.5	(0.6)	2.5%	2.6%	(11)	2.2%	2.3%	(11)

Cost of risk, net decreased to 2.2% driven by a 114 basis points decrease in cost of risk, net of consumer loans that was partially offset by a 50 basis points increase in cost of risk, net of commercial loans. The reduction in impairment losses for consumer loans was driven by an improvement in the asset quality across all consumer segments, mainly in personal loans and credit cards, which have higher PDs than other secured products such as payroll loans and automobile loans and leases.

The evolution of asset quality continues to point to the end of the credit cycle on consumer loans, with Stage reclassification and past due loans formation peaking in the first quarter of 2024. This explains the lower impairment loss for consumer loans in 2024 that was driven by lower impairment losses on Stage 2 credit cards and personal loans compared to 2023. This improvement in asset quality enabled credit card classified as Stage 1 to increase to 85.2% in 2024 from 82.5% in 2023, while personal loans classified as Stage 1 increased to 81.3% from 80.2%. As a result of better asset quality, the coverage ratio (loss allowance as a percentage of gross loans) for the consumer loan portfolio decreased to 6.7% in 2024 from 7.2% in 2023, given that Stage 1 loans have lower coverage ratios as they have lower probabilities of default.

The increase in impairment losses for commercial loans was driven by lower impairment losses in 2023 due to the reversal of the remaining impairment losses booked as overlays for customers relieved during the pandemic. This was reflected in an increase in impairment losses on all Stages of commercial loans and led to a normalized level of impairment losses for the commercial loan portfolio in 2024. Impairment losses for mortgages increased in 2024 due to a slight credit deterioration related to higher transfers from Stage 2 to Stage 3. The decrease in impairment losses for microcredit loans is explained by the reversal of impairment losses given the sale of Banco de Bogota’s loan portfolio to an unrelated financial institution in Colombia.

The following table shows the banking services segment’s gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2024 vs. 2023
	2024				2023							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	101,457.1	3,464.3	10,022.5	114,943.8	94,084.6	3,530.5	9,189.0	106,804.1	7.8	(1.9)	9.1	7.6
Consumer	53,886.4	4,475.4	2,543.2	60,905.0	52,143.4	4,218.7	2,669.1	59,031.2	3.3	6.1	(4.7)	3.2
Mortgages	19,846.9	1,367.0	795.2	22,009.1	16,697.9	1,160.8	604.4	18,463.1	18.9	17.8	31.6	19.2
Microcredit	0.8	0.0	3.6	4.4	226.5	14.0	37.0	277.5	(99.7)	(99.7)	(90.4)	(98.4)
Gross loans	175,191.1	9,306.7	13,364.5	197,862.2	163,152.5	8,924.0	12,499.6	184,576.0	7.4	4.3	6.9	7.2

Commercial	88.3%	3.0%	8.7%	100.0%	88.1%	3.3%	8.6%	100.0%
Consumer	88.5%	7.3%	4.2%	100.0%	88.3%	7.1%	4.5%	100.0%
Mortgages	90.2%	6.2%	3.6%	100.0%	90.4%	6.3%	3.3%	100.0%
Microcredit	17.7%	0.9%	81.4%	100.0%	81.6%	5.0%	13.3%	100.0%
Gross loans	88.5%	4.7%	6.8%	100.0%	88.4%	4.8%	6.8%	100.0%

Commercial	0.7%	6.3%	44.1%	4.7%	0.6%	6.2%	48.6%	5.0%
Consumer	2.0%	20.0%	82.0%	6.7%	2.2%	23.0%	80.2%	7.2%
Mortgages	0.3%	5.3%	42.9%	2.1%	0.3%	5.7%	44.4%	2.1%
Microcredit	7.3%	29.6%	99.7%	82.7%	5.3%	45.6%	95.1%	19.3%
Loss allowance as a percentage of gross loans per Stage	1.1%	12.7%	51.3%	5.0%	1.1%	14.2%	55.3%	5.4%

For further detail on credit risk model and transitioning between stages, please refer to Grupo Aval’s analysis. For more information on loss allowance calculations and a description of PD risk categories under IFRS 9, please refer to Note 4.1 of our audited consolidated financial statements.

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for the segment (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2024 vs. 2023		at December 31,		2024 vs. 2023
	2024	2023	#	%	2024	2023	basis points

	(in Ps billions)
Commercial	5,116.6	4,502.9	613.7	13.6	4.5%	4.2%	24
Consumer	1,972.8	2,113.9	(141.1)	(6.7)	3.2%	3.6%	(34)
Mortgages	872.0	717.6	154.4	21.5	4.0%	3.9%	8
Microcredit	3.6	37.0	(33.5)	(90.4)	81.4%	13.3%	6,803
Gross loans	7,964.9	7,371.4	593.5	8.1	4.0%	4.0%	3

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2024 vs. 2023		of average gross loans		2024 vs. 2023
	2024	2023	#	%	2024	2023	basis points

	(in Ps billions)
Commercial	1,219.8	668.0	551.9	82.6	1.1%	0.6%	47
Consumer	4,152.8	3,423.1	729.8	21.3	7.0%	5.8%	117
Mortgages	76.1	51.0	25.0	49.0	0.4%	0.3%	10
Microcredit	11.2	24.2	(13.0)	(53.8)	6.5%	8.9%	(250)
Total charge-offs	5,459.9	4,166.3	1,293.6	31.0	2.9%	2.3%	59

(1) Calculated as loans past due more than 90 days divided by gross loans.

Delinquency ratio remained stable, with (i) an improvement of 34 basis points in consumer loans, explained by the recovery of the country’s economic growth and the effect of a tighter underwriting policy introduced in 2023 on the quality of consumer loans, and (ii) an increase of 24 basis points in commercial loans, due to a deterioration in the quality of the portfolio in 2024, which showed a recovery in the last quarter of the year. Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days, was 124.6% in 2024 and 135.3% in 2023, in line with higher past due commercial loans. Charge-offs as a percentage of average gross loans increased from 2.3% in 2023 to 2.9% in 2024, mainly as a result of higher charge-offs in consumer portfolio.

Net income from commissions and fees

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Banking and other fees	2,775.3	2,731.1	44.2	1.6
Bonded warehouse services	182.9	189.2	(6.3)	(3.3)
Trust activities and portfolio management services	375.0	352.0	23.1	6.6
Pension and severance fund management	0.7	0.7	(0.0)	(0.6)
Income from commissions and fees	3,333.8	3,272.9	61.0	1.9
Expenses from commissions and fees	(947.2)	(910.8)	(36.5)	4.0
Net income from commissions and fees	2,386.6	2,362.1	24.5	1.0

Income from commissions and fees increased 1.9% or Ps 61.0 billion. This growth was driven by a 6.6% increase in trust activities and portfolio management services and a 1.6% increase in Banking and other fees, partially offset by a 3.3% decrease in bonded warehouse services. Growth in trust activities and portfolio management services was driven by favorable capital market conditions and client acquisition efforts, resulting in an increase in AUMs and therefore fee income. Banking and other fees’ performance was driven by a 4.4% or Ps 73.3 billion increase in banking service fees, partially offset by a 2.1% or Ps 21.0 billion decrease in debit and credit card fees explained by (i) a 2.6% or Ps 12.0 billion reduction in income from merchant acquiring and (ii) a 1.6% or Ps 9.0 billion decrease in debit and credit card management fees, driven by lower card volumes that negatively impacted transactional activity as compared to 2023. On the other hand, bonded warehouse services decreased due to the closure of unprofitable warehouses in 2024. Expenses from commissions and fees increased 4.0% or Ps 36.5 billion, driven by higher payment processor expenses and commissions paid to external salesforces.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Income from sales of goods and services	132.0	110.2	21.8	19.8
Costs and expenses of sales of goods and services	(490.9)	(443.8)	(47.1)	10.6
Gross loss from sales of goods and services	(358.9)	(333.7)	(25.2)	7.6

Gross loss from sales of goods and services increased by Ps 25.2 billion to a gross loss of Ps 358.9 billion in 2024. The gross loss from sales of goods and services results from services provided by the non-financial subsidiaries of Banco de Bogotá and Banco de Occidente to the segment’s businesses, for which income is eliminated in the consolidation process. This reflects the non-financial results of Megalinea and Nexa BPO.

Income from sales of goods and services increased 19.8% or Ps 21.8 billion to Ps 132.0 billion in 2024, mainly as a result of the increase in tariffs and the strengthening of the commercial offer in our BPO services. Costs and expenses of sales of goods and services increased 10.6% or Ps 47.1 billion to Ps 490.9 billion in 2024, this increase resulted from a 10.3% or Ps 36.3 billion increase in personnel expenses and a 8.3% or Ps 4.8 billion increase in administrative expenses.

Net trading (loss) income

Net trading income for 2024 was Ps 767.7 billion, Ps 2,013.0 billion higher than the Ps 1,245.2 billion loss in 2023, resulting from a Ps 2,288.0 billion increase in income from derivatives and partially offset by a Ps 275.1 billion decrease in net trading (loss) income from investment securities. The performance of net trading (loss) income from derivatives was partially offset by a Ps 1,684.2 billion decrease in foreign exchange gains (losses), net, recognized under other income. The performance of net trading (loss) income from derivatives figures also result from lower costs of the hedging strategy compared to 2023, due to (i) the narrowing of the interest rate differential between Colombia and the United States in 2024, and consequently lower expectations of depreciation for the Colombian Peso (implicit in derivative contracts) and (ii) lower use of international funding sources in 2024 given the normalization of time deposit funding costs in Colombia.

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

Total income from investment securities (comprised of interest income on investments in debt securities and net trading (loss) income from investment securities at FVTPL) was Ps 2,715.5 billion for 2024, 3.9% or Ps 101.2 billion more than in 2023. This was mainly driven by an increase of Ps 7,433.2 billion in the average balance of investment securities, resulting in a Ps 507.2 billion growth in income; nevertheless, this improvement in interest income was partially mitigated by a 125 basis points decrease in the average yield on total investment securities, primarily investment securities at FVTPL, which resulted in a Ps 406.0 billion decrease in interest income and was partially offset by an increase in the net result of income from derivatives and foreign exchange gains (losses), net.

Other income

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(109.1)	1,575.0	(1,684.2)	(106.9)
Share of profit of equity accounted investees, net of tax	679.5	872.0	(192.5)	(22.1)
Net gain (loss) on sale of debt and equity securities	80.6	64.5	16.2	25.1
Dividends	13.7	11.7	2.0	17.3
Gain (loss) on the sale of non-current assets held for sale	23.6	48.6	(25.0)	(51.4)
Gain on sale of property, plant and equipment	81.0	360.7	(279.7)	(77.5)
Net gain (loss) in asset valuation	18.3	(19.7)	38.1	(192.9)
Other	570.7	417.0	153.7	36.9
Other income	1,358.3	3,329.7	(1,971.4)	(59.2)

Other income decreased 59.2% or Ps 1,971.4 billion, mainly driven by a Ps 1,684.2 billion reduction in foreign exchange gains (losses), net, a Ps 279.7 billion decrease in gain on sale of property, plant and equipment, and a Ps 192.5 billion reduction in share of profit of equity accounted investees, net of tax. The Ps 1,684.2 billion decrease in foreign exchange gains (losses), net to a Ps 109.1 billion loss should be analyzed in conjunction with net trading (loss) income from derivatives. The net result of both activities (foreign exchange and derivatives) was a Ps 128.1 billion gain in 2024 compared to a Ps 475.8 billion loss in 2023. In 2024, the interest rate differential between the Colombian Peso and the U.S. dollar narrowed, generating lower expectations of depreciation for the Colombian Peso (implicit in derivatives contracts) and leading to a lower cost of the hedging strategy when compared to 2023.

During 2024, the segment continued its PP&E structure optimization program, although at a lower volume compared to the previous year, by transferring some non-strategic property, plant and equipment in exchange for equity in private equity funds specialized in real estate asset management (NEXUS), some of which were part of lease-back operations. The resulting effects of these transactions were discussed above in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Grupo Aval”.

The Ps 192.5 billion decrease in share of profit of equity accounted investees, net of tax (equity method) was driven by the decrease in Corficolombiana’s net income that was partially offset by a better performance in Porvenir. For more information on the performance of the segments under which these companies are reported refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Pension and Severance Fund Management” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking”. The Ps 16.2 billion increase in net gain on sale of debt and equity securities was explained by temporary favorable conditions in fixed income markets during 2024.

Other expenses

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Losses from sales of non-current assets held for sale	(2.2)	(0.6)	(1.6)	263.0
Personnel expenses	(2,824.4)	(2,672.7)	(151.7)	5.7
Administrative and other expenses	(4,293.9)	(4,185.2)	(108.7)	2.6
Depreciation and amortization	(677.8)	(639.7)	(38.0)	5.9
Impairment loss on other assets	(4.8)	(2.9)	(1.9)	64.0
Other	(242.4)	(208.8)	(33.6)	16.1
Other expenses	(8,045.5)	(7,710.0)	(335.5)	4.4

Other expenses increased 4.4% or Ps 335.5 billion to Ps 8,045.5 billion. The 5.7% or Ps 151.7 billion increase in personnel expenses resulted from (i) a 6.2% or Ps 158.7 billion increase in salaries and employee benefits and (ii) a 6.0% or Ps 7.0 billion reduction in labor severances and bonus plan payments due to increased expenses in 2023 explained by adjustments made to the size of our banks’ payrolls.

Administrative and other expenses increased 2.6% or Ps 108.7 billion over the year. Deposit insurance expenses grew 10.6% or Ps 50.6 billion in line higher volumes of deposits; operating taxes decreased 10.2% or Ps 115.3 billion mainly due to (i) a court decision that limited the rate of the industry and commerce tax (ICA) charged in certain cities, and (ii) less taxes and levies expenses in connection with lower transfer of non-strategic PP&E in 2024 compared to 2023. The remaining expenses increased 6.7% or Ps 173.3 billion driven by cloud migration costs, higher fee and marketing expenses.

Other expenses increased by 16.1% or Ps 33.6 billion and depreciation and amortization expenses grew 5.9% or Ps 38.0 billion. Given that total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading (loss) income and other income) increased by 6.1%, the cost to income efficiency ratio improved 100 basis points to 60.6% in 2024 from 61.6% in 2023. The ratio of other expenses as a percentage of average assets remained relatively unchanged, presenting a slight improvement of three basis points to 3.0% in 2024 from 3.1% in 2023.

Tax (expense) recovery

Income tax recovery decreased by Ps 157.5 billion, to Ps 27.4 billion in 2024. Deferred taxes amounted to a Ps 137.8 billion tax recovery in 2024, Ps 207.4 billion less than the Ps 345.2 billion tax recovery in 2023. This was driven by a higher use of deductions from nontaxable income in 2024 compared to 2023.

Merchant Banking

Overview

Net income for the year ended December 31, 2024 was Ps 865.8 billion, decreasing 43.4% or Ps 664.3 billion compared to the year ended December 31, 2023. The following discussion describes the main drivers of our merchant banking segment’s results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023.

	Merchant Banking
	For the year ended		Change 2024 vs
	December 31,		2023
	2024	2023	#	%

	(in Ps billions)
Total interest income	1,129.9	1,307.3	(177.5)	(13.6)
Total interest expense	(3,064.9)	(3,471.8)	406.9	(11.7)
Net interest income (expense)	(1,935.0)	(2,164.4)	229.4	(10.6)
Impairment loss on loans and other accounts receivable	(58.0)	(33.0)	(25.0)	75.5
Impairment (loss) recovery on other financial assets	(0.8)	(0.3)	(0.5)	167.3
Recovery of charged-off financial assets	4.5	5.2	(0.7)	(13.7)
Net impairment loss on financial assets	(54.4)	(28.2)	(26.2)	93.0
Net interest income, after impairment losses	(1,989.4)	(2,192.6)	203.2	(9.3)
Net income from commissions and fees	134.1	120.1	14.0	11.6
Gross profit from sales of goods and services	2,851.5	3,572.1	(720.6)	(20.2)
Net trading income (loss)	380.2	36.6	343.6	939.2
Net income from other financial instruments mandatorily at fair value through profit or loss	350.9	323.7	27.2	8.4
Other income	187.9	1,287.3	(1,099.4)	(85.4)
Other expenses	(381.2)	(348.7)	(32.5)	9.3
Net income before tax expense	1,533.9	2,798.4	(1,264.5)	(45.2)
Income tax	(668.1)	(1,268.3)	600.2	(47.3)
Net income for the year	865.8	1,530.2	(664.3)	(43.4)

Net interest income (expense)

Net interest expense was Ps 1,935.0 billion and Ps 2,164.4 billion in 2024 and 2023, respectively. Net interest expenses are mainly the result of interest-bearing liabilities surpassing interest-earning assets by Ps 24,015.7 billion and Ps 22,682.8 billion in 2024 and 2023, respectively. The decrease of 10.6% or Ps 229.4 billion in net interest expense is mainly explained by lower funding costs in 2024, slightly offset by a higher average balance of interest-bearing liabilities.

Net interest expense of the segment’s financial businesses decreased to Ps 1,198.7 billion, 9.8% or Ps 129.9 billion less than in 2023. In addition, net interest expense of the segment’s non-financial businesses decreased to Ps 736.4 billion, 11.9% or Ps 99.5 billion lower than in 2023.

The merchant banking segment inherently has significantly more interest-bearing liabilities than interest-earning assets, as a result of a substantial portion of funding used to finance both the ordinary course of non-financial businesses and Corficolombiana’s investment portfolio in debt and equity securities. Consolidated non-financial subsidiaries’ net interest result has been and is expected to continue to be negative in the future as these entities are not financial entities and thus pay interest expenses to fund returns of assets that are mostly not considered interest-earning assets. The returns on those assets are primarily registered in the gross profit (loss) from sales of goods and services and net income from other financial instruments mandatorily at FVTPL, and to a lesser extent, in Other income under share of profit of equity accounted investees, net of tax (equity method). Income and expenses related to financial assets and liabilities, in addition to net interest expense, are recognized under net trading (loss) income and foreign exchange gains (losses), net.

The segment’s infrastructure business’ projects moved closer to the operation phase after being built over the course of the last years, particularly Conexión Pacífico 1 (Covipacífico) and Villavicencio – Yopal (Covioriente), and accordingly, funding volumes reached an all-time high in 2024. Nevertheless, the moderation of inflation and the consequent decrease in average interest rates during the year allowed the reduction in interest expense.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2024 vs. 2023		the year ended December 31,		year ended December 31,		Change, 2024 vs. 2023
2024	2023	#	%	2024	2023	2024	2023	#	%

(in Ps billions)						(in Ps billions)
6,467.7	5,712.3	755.4	13.2	(29.9)%	(37.9)%	(1,935.0)	(2,164.4)	229.4	(10.6)

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2024
	year ended December 31,		Change, 2024 vs. 2023		year ended December 31,		year ended December 31,		due to changes in			vs. 2023
	2024	2023	#	%	2024	2023	2024	2023	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	1,706.3	1,321.4	384.9	29.1	21.3%	24.8%	364.2	328.0	82.2	(45.9)	36.2	11.0
Consumer	1,039.8	875.4	164.4	18.8	22.9%	32.5%	238.6	284.7	37.7	(83.8)	(46.1)	(16.2)
Mortgages	25.6	20.4	5.2	25.6	5.9%	6.7%	1.5	1.4	0.3	(0.1)	0.2	11.9
Gross loans	2,771.7	2,217.2	554.5	25.0	21.8%	27.7%	604.3	614.0	120.9	(130.6)	(9.7)	(1.6)
Interbank and overnight funds	261.1	555.1	(294.0)	(53.0)	96.3%	72.3%	251.5	401.1	(283.2)	133.6	(149.6)	(37.3)
Total gross loans	3,032.8	2,772.3	260.5	9.4	28.2%	36.6%	855.8	1,015.1	73.5	(232.8)	(159.3)	(15.7)
Investments in debt securities	3,434.9	2,940.0	494.9	16.8	8.0%	9.9%	274.1	292.2	39.5	(57.6)	(18.1)	(6.2)
Total interest-earning assets	6,467.7	5,712.3	755.4	13.2	17.5%	22.9%	1,129.9	1,307.3	132.0	(309.4)	(177.5)	(13.6)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2024
	year ended December 31,		Change, 2024 vs. 2023		year ended December 31,		year ended December 31,		due to changes in			vs. 2023
	2024	2023	#	%	2024	2023	2024	2023	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Time deposits	7,778.2	6,265.2	1,513.0	24.1	12.0%	14.0%	(932.1)	(876.5)	(181.3)	125.7	(55.6)	6.3
Savings accounts	839.3	858.6	(19.2)	(2.2)	11.7%	13.8%	(98.4)	(118.3)	2.3	17.7	19.9	(16.8)
Total interest-bearing deposits	8,617.5	7,123.8	1,493.8	21.0	12.0%	14.0%	(1,030.5)	(994.8)	(178.6)	143.0	(35.7)	3.6
Interbank borrowings and overnight funds	5,140.2	4,797.8	342.4	7.1	9.1%	13.2%	(465.9)	(635.7)	(31.0)	200.9	169.8	(26.7)
Borrowings from banks and others	11,330.1	11,025.3	304.8	2.8	10.5%	12.0%	(1,190.9)	(1,322.7)	(32.0)	163.8	131.8	(10.0)
Bonds issued	5,395.6	5,448.3	(52.7)	(1.0)	7.0%	9.5%	(377.6)	(518.6)	3.7	137.3	140.9	(27.2)
Other funding	21,865.9	21,271.4	594.5	2.8	9.3%	11.6%	(2,034.4)	(2,476.9)	(55.3)	497.9	442.5	(17.9)
Total interest-bearing liabilities	30,483.4	28,395.1	2,088.3	7.4	10.1%	12.2%	(3,064.9)	(3,471.8)	(210.0)	616.8	406.9	(11.7)

The segment derives its interest income on total interest-earning assets mainly from the following activities: (i) interests on investment in debt securities and interbank and overnight funds, mainly corresponding to Corficolombiana’s treasury operations, (ii) income on commercial loans from the Sociedad Portuaria del Callao (SPEC) LNG regasification terminal, which is classified as a financial lease in accordance with IFRS 16, and (iii) income on consumer loans from Promigas’ non-banking financing program under the Brilla brand.

The 13.6% or Ps 177.5 billion decline in total interest income in 2024 was mainly the result of a 542 basis points reduction in the average yield of interest-earning assets to 17.5%, resulting in a Ps 302.9 billion decrease in interest income; this was partially offset by a 13.2% or Ps 755.4 billion increase in the average balance of interest-earning assets, that resulted in a Ps 132.0 billion increase in interest income. The decrease in the average yield of interest-earning assets was primarily explained by: (i) changes introduced by the Superintendency of Finance in the formula used to set interest caps, which drove to the reduction in the average interest cap rate from 43.1% in 2023 to 30.7% in 2024, and negatively affected the yield consumer loans under the Brilla brand, and (ii) the effects of a lower inflation on the yield of investments in debt securities linked to either CPI or UVR, considering that 23.9% of the available-for-sale and held-to-maturity debt securities portfolio is indexed to these references and the average inflation was 6.6% or 515 basis points lower than in 2023.

Total interest expense decreased 11.7% or Ps 406.9 billion in 2024 mainly because of a 217 basis points decrease in the average rate paid on interest-bearing liabilities to 10.1%; this was slightly offset by a 7.4% or Ps 2,088.3 billion increase in the average balance of interest-bearing liabilities to Ps 30,483.4 billion. The contraction in net interest expense was in line with a 165 basis points reduction in the average Central Bank rate from 13.0% in 2023 to 11.4% in 2024. This positively impacted interest rates paid on interest-bearing liabilities of the segment. The Ps 1,513.0 billion growth in the average balance of time deposits was primarily used to fund the segment’s non-financial business, particularly in infrastructure.

Net impairment loss on financial assets

Corficolombiana’s net impairment loss on financial assets increased Ps 26.2 billion to Ps 54.4 billion in 2024. This was driven by a Ps 25.0 billion increase in impairment loss on loans and accounts receivable, mainly as a result of a deterioration of delinquency of consumer loans under the Brilla brand during 2024. These loans were impaired and charged-off throughout the year.

Net income from commissions and fees

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Banking and other fees	28.3	24.0	4.4	18.2
Trust activities and portfolio management services	122.9	112.3	10.6	9.4
Income from commissions and fees	151.2	136.2	14.9	11.0
Expenses from commissions and fees	(17.1)	(16.1)	(1.0)	6.1
Net income from commissions and fees	134.1	120.1	14.0	11.6

Net income from commissions and fees increased 11.6% or Ps 14.0 billion in 2024. This performance was mainly the result of (i) an increase of 9.4% or Ps 10.6 billion in trust and portfolio management activities as Fiduciaria Corficolombiana increased its assets under management by 4.7% amidst favorable capital market conditions for open-ended mutual funds, and (ii) an increase of 18.2% or Ps 4.4 billion in banking and other fees due to positive results in investment banking business and in Casa de Bolsa, mainly explained by an increase in fixed income fees (due to higher transaction volumes) and an enhanced commercial offering and improvements in operational processes.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Income from sales of goods and services	10,867.4	11,070.9	(203.5)	(1.8)
Costs and expenses of sales of goods and services	(8,015.9)	(7,498.9)	(517.1)	6.9
Gross profit from sales of goods and services	2,851.5	3,572.1	(720.6)	(20.2)

Gross profit from sales of goods and services mainly reflects the result of the segment’s non-financial companies. The Ps 720.6 billion decrease was driven by companies in the infrastructure sector. The following discussion identifies the main drivers contributing to the performance by industry:

Infrastructure

Infrastructure companies continued as the largest contributor to this line item with Ps 1,591.5 billion in 2024. This sector drove the overall performance in gross profit from sales of goods and services decreasing 34.0% or Ps 818.4 billion compared to 2023 mainly explained by a 25.4% or Ps 1,004.3 billion decrease in income. The reduction in income is explained by three main effects: (i) Coviandina entered operation and maintenance phase in 2023 and is no longer recognizing construction income as it did up to the last quarter of 2023, (ii) given that concessions under construction are nearing their final stages (Pacifico 1 and Villavicencio – Yopal), work progress was slower than in 2023, which in turn drove the reduction in construction income and (iii) the normalization of inflation in 2024 relative to 2023 led to a lower adjustment to future cash flow projections and the value of intangible assets, therefore financial income related to concession arrangements was Ps 631.9 billion lower in 2024 relative to a year earlier.

Costs and expenses of sales of goods and services decreased 12.0% or Ps 185.9 billion. In 2023, the one-time expense of Ps 253.0 billion (U.S.$60.6 million) resulting from the resolutions with DOJ and SEC was recognized. Expenses other than the aforementioned increased 5.2% or Ps 67.1 billion, primarily due to (i) costs associated with the final stage of construction of 4G road concessions Pacifico 1 and Villavicencio – Yopal, which will enable their completion and start of the operation and maintenance phase and (ii) cost overruns that have not yet been recognized under income (as per IFRS 15) as they are pending formal recognition from the Government, upon which income will be recognized.

Energy and Gas

Gross profit for energy and gas companies was Ps 1,122.9 billion in 2024, 6.9% or Ps 72.2 billion higher than in 2023. Income increased 12.2% while costs and expenses increased 13.3%. In 2024, weather conditions throughout the country derived from El Niño favored thermal energy generation volumes, due to lower hydroelectric generation capacity. As a result, higher income from this sector is mainly explained by the favorable spillover effects of weather phenomena on (i) gas transportation volumes, (ii) gas commercialization volumes both to the thermal energy sector and the industrial sector, and (iii) LNG regasification volumes at Sociedad Portuaria del Callao (SPEC) to meet the high demand from the thermal energy sector. Costs and expenses of sales of goods and services increased 13.3% or Ps 678.3 billon mainly due to (i) an increase in fuel gas costs, resulting from higher gas prices and a greater use of the Caracolí and Palomino compressors due to the early start of gas transportation bidirectionality, and (ii) higher labor expenses driven by the annual salary adjustment and costs related to severance and transfer of personnel from Enlace, Promigas' shared services company, to an outsourcing company.

Other sectors

Gross profit for hospitality companies in 2024 was Ps 87.3 billion, a 3.7% or Ps 3.1 billion improvement relative to Ps 84.2 billion in 2023. Income increased 5.5% or Ps 32.8 billion driven by stable average occupancy rates and higher prices on rooms and food; these results are attributed to the strength of the country’s tourism sector. Costs increased 5.7% or Ps 29.7 billion, outpacing income growth due to the reinforcement of key areas such as cybersecurity, human resources and accounting, as well as the elimination of subsidy for utilities to hotels on the Colombian Caribbean coast.

Gross profit for agribusiness companies was Ps 37.2 billion in 2024, Ps 20.2 billion higher than in 2023. Income grew 4.4% or Ps 13.1 billion mainly due to higher rubber prices and increased production. Costs and expenses decreased by 2.5%, or Ps 7.1 billion, especially in fertilizers and maintenance expenses.

Gross profit for other companies, mainly Tesicol, was Ps 12.6 billion, Ps 2.3 billion more than in 2023. Income increased 7.4% or Ps 4.5 billion and costs expanded 4.3% or Ps 2.2 billion.

Net trading (loss) income

Corficolombiana’s net trading (loss) income was Ps 380.2 billion in 2024, Ps 343.6 billion higher than in 2023, due to (i) a net trading (loss) income from derivatives of Ps 190.4 billion, Ps 706.8 billion higher than in 2023, and (ii) a Ps 189.7 billion income from investment securities at fair value through profit or loss, which decreased Ps 363.2 billion in 2024.

Net trading (loss) income from this segment’s non-financial businesses decreased Ps 92.1 billion to a Ps 66.0 billion gain, resulting from a Ps 65.5 billion contraction in net trading (loss) income from investment securities at fair value through profit or loss and a Ps 26.6 billion decrease in net trading (loss) income from derivatives.

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

Total income from investment securities (comprised of interest income on investments in debt securities and net trading (loss) income from investment securities at FVTPL) was Ps 463.9 billion in 2024, 45.1% or Ps 381.4 billion less than in 2023. This was primarily driven by a 611 basis points annual decrease in the average yield on total investment securities, from 12.3% to 6.2%, resulting in a Ps 420.6 billion reduction in interest income, of which Ps 369.8 billion corresponds to investment securities at FVTPL. Nevertheless, the deterioration in income from the average yield on total investment securities was slightly mitigated by an increase of 9.2% or Ps 635.1 billion in the average balance of total investment securities to Ps 7,514.8 billion in 2024.

Net income from other financial instruments mandatorily at FVTPL

Net income from other financial instruments mandatorily at FVTPL reflect the fair value of certain concession arrangements entered between Promigas and the Colombian Government, that meet the requirements for mandatory recognition at FVTPL and increased by Ps 27.2 billion to Ps 350.9 billion in 2024 as compared to 2023.

Other income

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(370.9)	692.1	(1,063.1)	(153.6)
Share of profit of equity accounted investees, net of tax	318.1	326.0	(7.9)	(2.4)
Net gain (loss) on sale of debt and equity securities	90.5	46.0	44.5	96.7
Dividends	137.7	116.5	21.2	18.2
Gain on sale of property, plant and equipment	0.1	0.0	0.1	N.A.
Net gain (loss) in asset valuation	6.8	93.3	(86.5)	(92.7)
Other	5.6	13.4	(7.8)	(58.5)
Other income	187.9	1,287.3	(1,099.4)	(85.4)

Other income decreased Ps 1,099.4 billion, mainly as a result of a decrease of Ps 1,063.1 billion in foreign exchange gains (losses), net, driven by the effects on foreign currency liabilities of an annual depreciation of 15.4% of the Colombian peso in 2024. However, this was partially offset by favorable results of net trading income from derivatives, as mentioned above.

The decrease of Ps 86.5 billion in net gain (loss) in asset valuation was due to a one-time income in 2023, given the update of valuations on a foreclosed asset held by Corficolombiana, for which land use rules changed favorably thus increasing its commercial value. The Ps 7.9 billion decrease in share of profit of equity accounted investees, net of tax (equity method) was mainly driven by a decline in the income from Promigas’ share of profit in Cálidda, due to the appreciation of the average exchange rate in 2024 as compared to 2023.

The Ps 44.5 billion increase in net gain (loss) on sale of debt and equity securities to Ps 90.5 billion in 2024 was explained by the profit generated from the sale of certain debt securities, which benefited from the reduction in interest rates during 2024, allowing for profitable sales. The Ps 21.2 billion increase in dividends was driven by an increase in dividend income from Grupo Energía de Bogotá (GEB).

Other expenses

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Personnel expenses	(159.1)	(147.3)	(11.8)	8.0
Administrative and other expenses	(199.3)	(178.9)	(20.4)	11.4
Depreciation and amortization	(15.2)	(14.0)	(1.1)	8.1
Impairment loss on other assets	(0.1)	(0.0)	(0.1)	N.A.
Other	(7.6)	(8.5)	0.9	(10.4)
Other expenses	(381.2)	(348.7)	(32.5)	9.3

Other expenses increased 9.3% or Ps 32.5 billion. The 11.4% or Ps 20.4 billion increase in administrative and other expenses is mainly explained by a 36.6% or Ps 7.3 billion growth in deposit insurance, a Ps 4.3 billion increase in lease expense for computer equipment and a 37.0% or Ps 3.3 billion growth in maintenance and repair expenses. These higher expenses were slightly mitigated by a 31.4% or Ps 3.3 billion decrease in legal advisory fees and a 32.7% or Ps 3.9 billion reduction in marketing expenses due to increased expenses in 2023 for the rebranding of Corficolombiana. The 8.0% or Ps 11.8 billion increase in personnel expenses in 2024 results primarily from a 7.8% or Ps 11.1 billion growth in salaries and employee benefits. This figure was well below the 12.1% increase in the minimum wage for the year 2024.

Tax expense

Income tax expense decreased Ps 600.2 billion or 47.3% to Ps 668.1 billion in 2024. The segment’s income tax expense divided by net income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 62.0% in 2024 and 53.8% in 2023.

Pension and Severance Fund Management

Overview

Net income for the year ended December 31, 2024 was Ps 654.1 billion, increasing 16.8% or Ps 93.9 billion compared to the year ended December 31, 2023. The following discussion describes the main drivers of our pension and severance fund management segment’s results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023.

	Pension and Severance Fund Management
	For the year ended		Change 2024 vs
	December 31,		2023
	2024	2023	#	%

	(in Ps billions)
Total interest income	51.3	120.7	(69.3)	(57.4)
Total interest expense	(6.3)	(56.9)	50.7	(89.0)
Net interest income	45.1	63.7	(18.6)	(29.3)
Impairment loss on loans and other accounts receivable	(6.9)	1.6	(8.5)	(518.5)
Impairment (loss) recovery on other financial assets	0.1	0.3	(0.1)	(51.5)
Net impairment loss on financial assets	(6.8)	1.9	(8.7)	(453.2)
Net interest income, after impairment losses	38.3	65.6	(27.3)	(41.6)
Net income from commissions and fees	1,074.7	873.8	200.9	23.0
Gross profit from sales of goods and services	6.9	5.2	1.7	32.5
Net trading income (loss)	256.5	300.1	(43.6)	(14.5)
Other income	12.2	(7.4)	19.6	(266.3)
Other expenses	(471.8)	(504.3)	32.5	(6.4)
Net income before tax expense	916.9	733.1	183.8	25.1
Income tax	(262.8)	(172.9)	(89.8)	51.9
Net income for the year	654.1	560.2	93.9	16.8

Net interest income

Net interest income was Ps 45.1 billion and Ps 63.7 billion in 2024 and 2023, respectively. Net interest income is mainly the result of interest accrued on interest-earning investments in debt securities corresponding to the segment’s proprietary investment portfolio (at fair value through other comprehensive income and at amortized cost) and on interbank and overnight funds.

Interest income decreased 57.4% or Ps 69.3 billion to Ps 51.3 billion in 2024, mainly as a result of a Ps 49.5 billion decrease in interest income on interbank and overnight funds. Income from this type of activity returned closer to historical levels, given that the local interest rate environment distortions that increased demand for interbank funds present in 2023 were normalized in 2024. On the other hand, interest income on investment securities decreased Ps 16.8 billion. This decrease was mainly driven by a 320 basis points decline in the average yield of interest-earning investments in debt securities to 9.6% in 2024, that resulted in a Ps 15.0 billion reduction in income; additionally, a 4.1% or Ps 19.2 billion decline in the average balance of interest-earning investments in debt securities to Ps 449.2 billion in 2024, that resulted in a Ps 1.8 billion decrease in income.

Interest expense was Ps 6.3 billion in 2024 and decreased 89.0% or Ps 50.7 billion mainly because of lower usage of repo operations in relation to the opportunities arising in 2023 around the aforementioned interest rate environment distortions.

Net impairment loss on financial assets

Net impairment loss on financial assets increased Ps 8.7 billion to Ps 6.8 billion in 2024. This variation is explained by a Ps 8.4 billion recovery of life and disability insurance claims (accounts receivable) in 2023 that had been previously impaired.

Net income from commissions and fees

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Banking and other fees	2.0	0.8	1.2	163.3
Pension and severance fund management	1,174.0	977.8	196.1	20.1
Income from commissions and fees	1,175.9	978.6	197.3	20.2
Expenses from commissions and fees	(101.2)	(104.8)	3.5	(3.4)
Net income from commissions and fees	1,074.7	873.8	200.9	23.0

Net income from commissions and fees increased 23.0% or Ps 200.9 billion in 2024, in line with an expansion of pension and severance fund management fees of 20.1% or Ps 196.1 billion, driven by (i) a 22.2% or Ps 131.2 billion increase in fee income from mandatory pension fund management, (ii) a 21.5% or Ps 58.9 billion increase in fee income from severance fund management driven by strong returns and a 21.4% growth of average assets under management (AUMs), (iii) a 24.3% or Ps 22.8 billion increase in revenues received from voluntary pension fund management driven by a 18.8% growth of average AUMs and a 9 basis points increase in the weighted average fee rising to 1.91% in 2024 from 1.82% in 2023, and (iv) a Ps 16.8 billion decrease in fee income from third-party pension fund management, mainly due to the end of the contract with FONPET (pension fund for local and regional authorities), which resulted in a reduction in income of Ps 13.9 billion in 2024.

Mandatory pension fund management income was driven by (i) a 17.4% or Ps 88.0 billion increase in fees charged to contributing clients (contribution-based), explained by a 12.4% increase in total mandatory contributions (driven by a 12.1% increase in the minimum wage) and a lower volume of reimbursement of fees in 2024 due to lawsuits declaring that the affiliation to the fund was null and void compared to 2023, and (ii) a 50.2% or Ps 43.3 billion increase in fees charged to non-contributing clients (performance-based) due to favorable returns on AUMs.

Life and disability insurance coverage cost on mandatory pension contributions remained stable at 2.47% of base income used to calculate contributions (Ingreso Base de Cotización – IBC).

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Income from sales of goods and services	94.0	85.0	9.0	10.6
Costs and expenses of sales of goods and services	(87.1)	(79.8)	(7.3)	9.1
Gross profit from sales of goods and services	6.9	5.2	1.7	32.5

Gross profit from sales of goods and services mainly reflects the results of Porvenir’s subsidiary Aportes en Línea, the largest information platform and payment provider for the Social Security System in Colombia. Among its business lines, Aportes en Línea provides technical and administrative services to Porvenir and third parties, among which are Grupo Aval and its subsidiaries.

Gross profit from sales of goods and services increased 32.5% or Ps 1.7 billion in 2024, due to a 10.6% or Ps 9.0 billion increase in income from sales of goods and services as employment improved in 2024, driving growth in social security contributions and outpacing costs and expenses, which were contained through operating efficiencies and the implementation of new technology.

Net trading (loss) income

Net trading income was Ps 256.5 billion in 2024, Ps 43.6 billion less than the Ps 300.1 billion income in 2023. This performance was driven by a Ps 45.5 billion decrease in income from investment securities measured at fair value through profit or loss and a Ps 1.9 billion decrease in net trading loss from derivatives.

Income from investment securities measured at fair value through profit or loss mainly reflects the result of the stabilization reserve, a mandatory investment of the pension and severance fund manager’s capital equivalent to a minimum 1.0% of mandatory pension and severance fund AUMs. At December 31, 2024, Porvenir’s stabilization reserve amounted to Ps 2.4 trillion and its income decreased Ps 35.6 billion to Ps 255.1 billion in 2024. Income resulting from the proprietary investment portfolio held for trading measured at fair value through profit or loss decreased Ps 9.9 billion to Ps 13.4 billion in 2024.

Other income

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	20.4	(11.8)	32.2	(273.7)
Net gain (loss) on sale of debt and equity securities	(16.1)	(1.7)	(14.4)	838.0
Net gain (loss) in asset valuation	1.9	1.4	0.5	36.2
Other	6.0	4.7	1.3	27.6
Other income	12.2	(7.4)	19.6	(266.3)

Other income increased Ps 19.6 billion, mainly as the result of an improvement of Ps 32.2 billion in foreign exchange gains (losses), net. This result was partially offset by a Ps 14.4 billion decrease in net loss on sale of debt and equity securities in 2024, to a Ps 16.1 billion loss, which was intended to roll over a portion of the segment’s proprietary portfolio to increase its overall return taking advantage of market conditions.

Other expenses

	Year ended December 31,		Change, 2024 vs. 2023
	2024	2023	#	%

	(in Ps billions)
Personnel expenses	(185.9)	(195.5)	9.6	(4.9)
Administrative and other expenses	(269.3)	(259.3)	(10.0)	3.8
Depreciation and amortization	(19.8)	(16.8)	(3.0)	17.8
Other	3.1	(32.7)	35.8	(109.5)
Other expenses	(471.8)	(504.3)	32.5	(6.4)

Other expenses decreased 6.4% or Ps 32.5 billion, mainly driven by a reduction of Ps 35.8 billion in Other, explained by the recovery of provisions for expenses related to lawsuits seeking to declare affiliations to the fund as null and void compared to 2023.

The decrease of 4.9% or Ps 9.6 billion in personnel expenses in 2024 results from (i) a Ps 19.0 billion reduction in labor severances and bonus plan payments due to elevated restructuring costs in 2023 as the segment adjusted its payroll in anticipation of the estimated impacts of the pension reform, and (ii) a 5.6% or Ps 9.4 billion increase in salaries and employee benefits.

Administrative and other expenses increased 3.8% or Ps 10.0 billion. This figure was well below the inflation rate of 9.28% in 2023, mainly explained by (i) higher expenses in 2023 due to the implementation of projects postponed in 2022 and (ii) a reduction of 7.28% in advertising expenses.

Depreciation and amortization expenses grew 17.8% or Ps 3.0 billion in 2024 as a result of the amortization of new IT investments in CRM and investment management platforms.

Tax expense

Income tax expense increased by Ps 89.8 billion or 51.9%, to Ps 262.8 billion in 2024. Income tax expense as a percentage of net income before income tax expense, excluding dividends and the equity method (as both are non-taxable income), was 28.7% in 2024 and 23.6% in 2023.

B.          Liquidity and capital resource

The following table sets forth our sources of liquidity and capital resources at the dates indicated.

	At December 31,
	2024	2023

	(in Ps billions)
Liabilities and equity:
Trading liabilities	1,011.9	2,154.4
Hedging derivatives liabilities	21.7	217.6
Customer deposits	200,872.2	181,987.4
Interbank borrowings and overnight funds	18,509.8	15,081.9
Borrowings from banks and others	28,098.2	27,031.6
Bonds issued	26,215.8	23,427.8
Provisions	1,102.7	1,083.3
Income tax liabilities	5,864.0	5,815.0
Employee benefits	1,003.3	907.8
Other liabilities	11,997.0	11,954.4
Total liabilities	294,696.5	269,661.2
Equity attributable to owners of the parent	17,451.3	16,782.7
Non-controlling interest	15,711.7	14,737.7
Total equity	33,162.9	31,520.4
Total liabilities and equity	327,859.4	301,181.6

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

Funding

Our banking subsidiaries fund most of their loans with customer deposits. Other sources of funding include interbank borrowings and overnight funds, borrowings from banks and others and bonds issued. For more information on funding, refer to Note 21 of our audited consolidated financial statements.

The following table summarizes Grupo Aval’s consolidated funding structure at the dates indicated.

	At December 31,
	2024	2023

	(in Ps billions)
Customer deposits	200,872.2	181,987.4
Interbank borrowings and overnight funds	18,509.8	15,081.9
Borrowings from banks and others	28,098.2	27,031.6
Bonds issued	26,215.8	23,427.8
Total funding	273,696.0	247,528.7

Total funding increased by 10.6% between December 31, 2024 and December 31, 2023, mainly due to an increase in customer deposits and interbank borrowings and overnight funds.

Between December 31, 2024 and December 31, 2023, interbank borrowings and bonds issued as a percentage of total funding increased by 67 basis points and 11 basis points to 6.8% and 9.6%, respectively. Borrowings from banks and others and customer deposits as a percentage of total funding decreased by 65 basis points and 13 basis points to 10.3% and 73.4%, respectively.

Each of our four Colombian banking subsidiaries and each of Corficolombiana and Porvenir, achieved the highest available local credit ratings as assigned by BRC Investor Services S.A., an affiliate of Standard & Poor’s Investors Services LLC, or “S&P”. Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V.

The following table presents Grupo Aval’s and its direct subsidiaries international and local ratings as issuers at April  22, 2025. Outlooks for Grupo Aval and Banco de Bogotá’s ratings are in line with the agencies’ outlooks on Colombia’s sovereign rating.

		International						Local
								Fitch	BRC
		Moody's		Fitch Ratings		Standard & Poor's		Ratings	Standard
		Rating	Outlook	Rating	Outlook	Rating	Outlook	Nacional	& Poor's
Grupo Aval	Foreign currency - Long term	Ba2	Negative	BB+	Negative
	Foreign currency - Short term			B
	Local currency - Long term	Ba2		BB+					AAA
	Local currency - Short term			B
Banco de Bogotá	Foreign currency - Long term	Baa2	Negative	BB+	Negative	BB+	Negative
	Foreign currency - Short term	P-2		B
	Local currency - Long term	Baa2	Negative	BB+	Negative	BB+	Negative		AAA
	Local currency - Short term	P-2		B		B			BRC1+
Banco de Occidente	Foreign currency - Long term			BB+	Negative
	Foreign currency - Short term			B
	Local currency - Long term			BB+				AAA	AAA
	Local currency - Short term			B				F1+	BRC1+
Banco Popular	Local currency - Long term								AAA
	Local currency - Short term								BRC1+
Banco AV Villas	Local currency - Long term								AAA
	Local currency - Short term								BRC1+
Corficolombiana	Foreign currency - Long term			BB+	Negative
	Foreign currency - Short term			B
	Local currency - Long term			BB+	Negative			AAA	AAA
	Local currency - Short term			B				F1+	BRC1+

The following tables present our consolidated funding from deposits at the dates indicated.

	At December 31,
	2024	2023

	(in Ps billions)
Interest-bearing customer deposits:
Checking accounts	6,199.1	6,072.1
Time deposits	96,329.8	86,597.5
Savings deposits	79,614.9	71,149.9
Total interest-bearing customer deposits	182,143.9	163,819.4
Non-interest-bearing customer deposits:
Checking accounts	18,380.4	17,737.8
Other deposits(1)	347.9	430.2
Total non-interest-bearing customer deposits	18,728.3	18,168.0
Total customer deposits	200,872.2	181,987.4
(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

Checking accounts. Our consolidated balance of checking accounts was Ps 24,579.5 billion at December 31, 2024 and Ps 23,809.9 billion at December 31, 2023, representing 9.0% and 9.6% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 96,329.8 billion at December 31, 2024 and Ps 86,597.5 billion at December 31, 2023, representing 35.2% and 35.0% of total funding, respectively.

The following table presents time deposits held by amount and maturity for deposits at the date indicated.

	At December 31, 2024
	Peso-	Foreign currency-
	denominated	denominated	Total

	(in Ps billions)
Domestic
Up to 3 months	15,559.1	5,482.8	21,041.8
From 3 to 6 months	10,295.5	3,245.1	13,540.6
From 6 to 12 months	24,047.1	2,807.2	26,854.4
More than 12 months	10,367.8	142.7	10,510.5
Time deposits less than U.S.$100,000(1)	13,398.8	524.3	13,923.1
Total domestic	73,668.3	12,202.1	85,870.5

Foreign	—	10,459.4	10,459.4
Total time deposits	73,668.3	22,661.5	96,329.8
(1)	Equivalent to Ps 440.9 million at the representative market rate at December 31, 2024 of Ps 4,409.2 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 79,614.9 billion at December 31, 2024 and Ps 71,149.9 billion at December 31, 2023, representing 29.1% and 28.7% of total funding, respectively.

Other deposits. Our consolidated balance of other deposits, which consist mainly of deposits from correspondent banks, cashier checks and collection services, was Ps 347.9 billion at December 31, 2024 and Ps 430.2 billion at December 31, 2023, representing 0.1% and 0.2%, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 18,509.8 billion at December 31, 2024 and Ps 15,081.9 billion at December 31, 2023, representing 6.8% and 6.1% of total funding, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings at and for the year ended December 31, 2024.

	At and for the year ended December 31,
	2024
		Nominal
		weighted
		average
	Amount	rate

	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	18,509.8	—
Average during period	17,507.4	9.6%
Maximum amount of borrowing at any month-end	21,296.0	—
Interest paid during the period	1,683.9	—

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

Borrowings from banks and others. Our consolidated balance of borrowings from banks and others was Ps 28,098.2 billion at December 31, 2024 and Ps 27,031.6 billion at December 31, 2023, representing 10.3% and 10.9% of total funding requirements, respectively.

Bonds issued. Grupo Aval and its subsidiaries issue bonds in the Colombian and international markets. Our consolidated balance of bonds issued outstanding was Ps 26,215.8 billion at December 31, 2024 and Ps 23,427.8 billion at December 31, 2023, representing 9.6% and 9.5% of total funding requirements, respectively.

We and our subsidiaries have also issued bonds in pesos and US$ in the local and international markets. The following bond issuances were placed in the market in 2024:

	Issuance	Amount
Local currency issuances	date	(in Ps billion)	Expiration date	Interest rate
Banco de Bogota	2024	500.0	January 2027 and July 2028	Fixed 10.38% to 10.45%
Banco Av. Villas	2024	150.0	September 2034	IBR 6.70%
Grupo Aval Acciones y Valores S.A.	2024	300.0	December 2027 and December 2039	Fixed 10.08% and CPI 6.16%
Promigas S.A.E.S.P.	2024	808.1	October 2034 and December 2034	IBR 3.75% and CPI 6.30%

	Issuance	Amount
Foreign currency issuances	date	(in Ps billion) (1)	Expiration date	Interest rate
Multi Financial Holding	2024	38.7	May 2025 to December 2033	Fixed 6.0% to 7.25%
Banco de Occidente	2024	680.4	August 2034	Fixed 10.88%
(1)	Translated to pesos using the representative market rate as computed and certified by the Superintendency of Finance at the date of each issuance.

Amounts referred to in the table above reflect the gross amounts issued by each issuer. These are subject to eliminations in the consolidation process if an entity consolidated by Grupo Aval is a bondholder of the issuance.

Capital expenditures

Grupo Aval incurred in Ps 497.1 billion of net capital expenditures in tangible assets in 2024, as compared to Ps 405.2 billion in 2023.

Off-balance sheet arrangements

In the ordinary course of business, our banking subsidiaries have entered into various types of off-balance sheet arrangements, including credit lines, letters of credit and financial guarantees. Our banking subsidiaries utilize these instruments to meet their customers’ financing needs. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the entire commitment or our bank fulfills its entire obligation under the guarantees, and the counterparty subsequently fails to perform according to the terms of the contract. Our banking subsidiaries may hold cash or other liquid collateral to support these commitments, and they generally have legal recourse to recover amounts paid but not recovered from customers under these instruments. Most of these commitments and guarantees expire undrawn. As a result, the total contractual amount of these instruments may not represent our banking subsidiaries’ future credit exposure or funding requirements under normal circumstances. In addition, some of these commitments, primarily those related to consumer financing, are cancelable by our banks upon notice.

The following table presents the maximum potential amounts of future payments under these instruments and other contingencies at the dates presented for Grupo Aval on a consolidated basis.

	At December 31,
	2024	2023

Grupo Aval	(in Ps billions)
Unused credit card limits	12,933.4	12,449.3
Issued and confirmed letters of credit	383.0	735.5
Unused lines of credit	6,845.0	6,487.7
Bank guarantees	3,082.9	3,052.6
Approved credits not disbursed	5,432.2	4,818.5
Civil demands against our banks	915.2	798.3
Other	2,833.4	2,311.3
Total	32,425.0	30,653.1

Contractual obligations

The following tables present our contractual obligations at December 31, 2024.

	At December 31, 2024
	Payments due by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	Grupo Aval (in Ps billions)
Liabilities:
Bonds issued	26,215.8	1,363.5	9,252.8	3,167.2	12,432.3
Time deposits	96,329.8	77,635.6	14,926.1	1,868.8	1,899.4
Borrowings from banks and others	28,098.2	12,015.9	7,537.8	3,666.4	4,878.1
Interbank and overnight funds	18,509.8	18,509.8	—	—	—
Employee benefits	1,003.3	524.3	180.5	85.8	212.7
Other liabilities	11,997.0	7,979.3	518.2	2,094.4	1,405.1
Total	182,153.9	118,028.4	32,415.3	10,882.6	20,827.6

See Note 21 to our audited consolidated financial statements at December 31, 2024.

C.         Research and development, patents and licenses, etc.

N/A.

D.          Trend information

During 2024, we observed an initial recovery of the Colombian economy. Some signs of this can be seen in an increase in economic growth, the downward trend in inflation, the decrease in the rate of the Central Bank and the resilience of employment rates. On the other hand, the dynamics of investment and the fiscal sustainability of the country continue to be the most relevant factors that underpin further consolidation of favorable trends and dampen the country’s potential growth.

Loan portfolio growth in 2024 was 3.4% (a contraction of 1.7% in real terms). By type of portfolio, real growth rates were: 0.6% for commercial portfolio, -8.4% for consumer portfolio, and 2.7% for mortgages. For 2025, the analyst consensus expects GDP growth of 2.6%. We expect that better GDP dynamics will support stronger loan growth in the system, converging toward positive territory in real terms.

Regarding the commercial portfolio, the system grew 5.8% in nominal terms in 2024. Looking ahead to 2025, a higher pace of economic activity would result in a rebound in credit demand by companies, and the recovery in investment could result in an increase in the tenure of disbursements (which today are mostly short-term and for working capital) at better spreads relative to reference rates.

On the other hand, the system’s consumer portfolio contracted by approximately 3.6% in nominal terms in 2024, but on a positive note, it grew by 0.1% in the last quarter of the year after having contracted for seven consecutive quarters. We expect a rebound in consumer portfolio growth for 2025, supported by the recovery in household confidence and consumption.

The combined outstanding gross loan balance for Grupo Aval’s banks grew in real terms as follows: 2.1% in gross portfolio, 2.3% in commercial portfolio, -1.9% in consumer portfolio, and 13.3% in mortgages, gaining market share in all portfolios. We expect this trend observed in 2022, 2023 and 2024 to continue in 2025.

Considering our consolidated financial statements, and particularly our banking services segment, gross loans increased by 7.2% in 2024. The banking services segment consolidates, in addition to Grupo Aval’s banks and their financial services subsidiaries in Colombia, other banking and financial services operations, such as our local operation in Panama through Multi Financial Holding Inc. (MFH) and other Banco de Bogotá and Banco de Occidente operations abroad.

The commercial portfolio of our banking segment increased by 7.6%, the consumer portfolio by 3.2%, the mortgage portfolio by 19.2%, and the microcredit portfolio decreased by 98.4% as Banco de Bogotá made the strategic decision to exit the segment and sell its portfolio. The 15.4% appreciation of the peso had a favorable impact on our dollar-denominated portfolio, which increased by 3.7% in U.S. dollar terms and represented 17.0% of the segment's gross portfolio as of December 31, 2024.

For the banking services segment, the spread between the average yield on gross loans and the average rate paid on interest-bearing deposits improved by 30 basis points to 4.4% in 2024, while the net interest margin, including net trading income, remained stable at 4.2%. The net interest margin for loans improved by 12 basis points to 5.0%, incorporating a 93 basis points improvement in the retail portfolio (consumer, mortgages, and microcredit) to 5.9% and a 45 basis points contraction in the commercial portfolio to 4.3%. Finally, the net interest margin of investments decreased by 50 basis points to 0.4%, which was offset by a better result in derivative operations and exchange rate differences. This segment hedges fixed income trading positions with non-derivable forward contracts that are recorded in the Total net derivatives income (loss) line items in the consolidated statement of income, and is not included in the calculations for net interest margin on investments.

The combination of a less restrictive monetary policy and the continuation of the normalization of funding costs lead us to forecast a favorable outlook for the net interest margin of the banking services segment. Although we view inflation returning closer to the Central Bank’s target range (2.0% - 4.0%), it will experience pressures from the international context, the country’s fiscal situation, and household consumption as a result of a historically high real minimum wage increase.

During the first months of 2025, our expectations and those of analysts indicated a Central Bank rate of around 7.75% by the end of 2025. However, the latest expectations of analysts have moved to a 7.0 – 8.5% range. This change in projections incorporates a more cautious stance by the Central Bank given the economic context, which led its board of directors to decide to cut only 25 basis points in its December 2024 meeting and left the rate stable in its January and March 2025 meetings. In any case, we view an improvement in our net interest margin considering that the starting point for 2025 of the Central Bank rate of 9.50% is 188 basis points below the average Central Bank rate for 2024.

The final phase of the transition plan for the full adoption of the NSFR comes into effect in September 2025. The main change in the regulation consists of separating the operational and non-operational portions of some demand deposits and differentially weighing them. Operational demand deposits from non-financial government entities, collective investment funds, and financial entities will maintain their weighting at 50%. Non-operational demand deposits from these segments will see their weighting decrease from 50% to 0%. This could generate some distortions in the funding markets, as seen throughout 2022 and 2023, which could negatively impact the funding costs of credit institutions.

Regarding the cost of risk, the banking segment reached 2.2% in 2024, 11 basis points lower than in 2023. In the first quarter of 2024, we reached the peak of risk cost deterioration in the consumer segment, and from this quarter on, we saw favorable signs. The results of progressive adjustments to the origination criteria of our banks, especially in higher-risk products, were evident. However, as we had anticipated, there was a slight deterioration in the commercial portfolio, concentrated in the deterioration of specific clients in the SME and corporate segments. In 2025, we expect the improvement of the cost of risk in the consumer portfolio to consolidate and the risk cost of the commercial portfolio to stabilize.

Efficiency strategies and cost control growth allowed a 4.4% increase in total expenses for the banking segment, 2.6% in administrative expenses, and 5.7% in personnel expenses, lower growth rates than the 9.28% inflation observed in 2023 and the 12.07% minimum wage increase. During 2025, Aval Valor Compartido will be a fundamental piece in capturing transversal synergies at the corporate level to increase the efficiency and impact of spending and investment executed by Grupo Aval and its subsidiaries.

In summary, we expect the recovery of the banking segment to consolidate in 2025, and profitability levels to converge to historical levels. This is based on improving commercial dynamics, especially in the consumer portfolio, the expansion of the net interest margin, similar levels of cost of risk, and an improvement in administrative efficiency.

On the other hand, in 2024, Grupo Aval’s merchant banking segment achieved net income from the sale of goods and services of Ps 2,851.5 billion, a contraction of 20.2% compared to 2023, impacted by the reduced contribution of the infrastructure sector, due to the mechanics of revenue recognition in projects nearing the end of the construction phase (according to IFRS 15, revenues are recognized in proportion to the work progress in the construction stage) and migrating to the operation stage (where operating margins are lower). Additionally, the segment continued to be pressured by high interest expenses. As a result, the net interest income (interest income – interest expenses) of this segment reached Ps 1,935.0 billion, a reduction of 10.6% or Ps 229.4 billion, but still far from the historical levels observed closer to one trillion Pesos. In 2025, we expect a similar contribution from the energy and gas and infrastructure sectors, which, accompanied by the reduction in funding cost at the level of operational subsidiaries, for which indebtedness is tied to IBR or DTF, will increase the segment’s contribution to consolidated net income.

Our pension and severance fund management segment achieved the best results in its history in 2024. With returns above 10% in some of the managed funds, Porvenir benefited through the stabilization reserve. It is worth remembering that AFPs must invest a significant part of their equity in the funds managed as a stabilization reserve, reflecting the same profitability as their affiliates. The favorable evolution of employment and the number of contributors allowed for a positive performance in income from commissions.

The future performance of the pension and severance administration segment will have two different drivers. In the first half of the year and under the current pension scheme, it will largely depend on (i) the performance of the labor market and the flow of commissions obtained from contributing and non-contributing affiliates, and (ii) the performance of national and international stock markets. Starting July 1, 2025, with the start of the reference framework for Administrators of the Individual Contributory Component (ACCAI), Porvenir’s performance will greatly depend on the definitions resulting from the regulation and implementation of the new pension system, where the regulation of the remuneration rate on AUM (legal maximum of 0.7%) will be determinant in Porvenir’s results.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and senior management

Board of Directors

The current members of the Board of Directors were appointed at a shareholders’ meeting held on March 28, 2025. The following table presents the names of the current members of the Board of Directors. The term for the current directors expires on March 31, 2026.

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

Biographical information of the members of our Board of Directors and the secretary of our board is set forth below. Ages of members of our Board of Directors throughout this annual report are as of April 28, 2025.

Luis Carlos Sarmiento Gutiérrez, age 63, is the President of Grupo Aval’s Board of Directors since March 2024. Mr. Sarmiento served as President of Grupo Aval from 2000 until March 2024. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He served as Chairman of the Board of Directors of Banco de Bogotá from May 2004 to March 2024, and has been a member of the Board of Directors of BAC International Corporation since 2024 and Corficolombiana since 2006, currently acting as a Chairman. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a MBA with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Mauricio Cárdenas Müller, age 55, has served as member of the Board of Directors of Grupo Aval since 2014. Previously, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members, Mr. Cárdenas served as a principal member from 2010 until 2014, and as an alternate member since 2002 until 2010. Mr. Cárdenas Müller has acted as chief advisor to Luis Carlos Sarmiento Angulo since 2004. He is a member of the Board of Directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. since 2014, and previously served from 2002 until 2011. He has also served as a member of the Board of Directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, and of Casa Editorial El Tiempo since 2011. Mr. Cárdenas holds a degree in Electronic Engineering from Universidad Javeriana and a MBA from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá, D.C., Colombia.

Fabio Castellanos Ordóñez, age 68, has served as a member of the Board of Directors of Grupo Aval since March 2018 and previously, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members, he served as an alternate member between September 2015 and March 2018. He was, until 2019 the local representative in Colombia of AMF (Ascending Markets Financial Guaranty Corporation) and, between 2002-2010 served as Chief Country Officer and Executive Director of ABN-AMRO Bank (Colombia) S.A., The Royal Bank of Scotland (Colombia) S.A., Scotiabank Colombia S.A . He also worked for 22 years at The Chase Manhattan Bank N.A. in Latin America with posts in Colombia, New York and Argentina as a Corporate Finance Executive and Senior Credit Officer, among other positions. Mr. Castellanos serves as member of the Board of Directors of Ignacio Gómez IHM S.A. He holds a degree in Business Administration from California State Polytechnic University and a Master’s Degree in Management in the Network Economy from Universitá Cattolica del Sacro Cuore. Mr. Castellanos Ordóñez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Andres Escobar Arango, age 55, has served as a member on the Board of Directors of Grupo Aval since March 2024. Mr. Escobar is currently the President of EConcept AEI. Previously, he has served as Deputy Director General of the National Planning Department, Deputy Finance Minister and Professor at the Faculty of Economics of Universidad de los Andes and Universidad Nacional. He also serves as an economic and political advisor on Colombia to major international financial institutions through Global Source Partners (a New York-based company that covers 30+ emerging market economies). He holds a degree in Economics from Universidad de los Andes, a master’s degree in economics from Universidad de los Andes, a master’s degree in economics from New York University, and is a Ph.D. candidate in Economics from New York University. Mr. Escobar Arango’s business address is Carrera 13 No. 26A 47, Bogotá, D.C., Colombia.

Luis Fernando López Roca, age 68, has served as member on the Board of Directors of Grupo Aval since March 2018 (as an alternate member when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members). Dr. López Roca is a partner of López Montealegre Abogados S.A.S, Director of the Financial Law Department at Universidad Externado de Colombia, Alternate Judge of the Constitutional Court for the 2018-2021 period and arbitrator. Dr. López Roca has acted as Superintendent of Securities, President of the Colombian Association of Commercial Financing Companies, and Advisor to the Inter-American Development Bank. He also held several positions in the Superintendency of Corporations, the Chamber of Commerce of Bogotá and the Superintendency of Banks (Superintendency of Finance). Dr. López Roca holds a Law Degree and PhD from Universidad Externado de Colombia, with an LLM in International Business Law at Universidad Francisco Vitoria and graduate studies in Economic, Commercial and Financial law at Universidad Externado de Colombia and Universidad de los Andes. Dr. López Roca’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Esther América Paz Montoya, age 70, has served as a member on the Board of Directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the Board of Directors of Agremiación Cívica Centro Internacional San Diego S.A., Edentainment and Admincentros S.A.S. She holds a degree in Business Administration from the Universidad del Valle and graduate studies in finance from Universidad de Los Andes. Ms. Paz Montoya’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Jose Mauricio Salgar Hurtado, age 55 has served as member on the Board of Directors of Grupo Aval since March 2024. Mr. Salgar is currently an independent advisor with Advent International, and a board member of Holding Hotelera GHL in Colombia and Logistics Properties of the Americas (NYSE: LPA).  Previously, he served as Managing Director and Head of Andean Region of Advent International in Colombia between 2012 and 2023. As part of his role with Advent, he led various investments in Latin America and served on the board of the following companies: Alianza Fiduciaria, Alianza Valores, Grupo Biotoscana, GTM Holdings, Oleoducto Central (Ocensa), Enjoy S.A., LifeMiles, Canvia and Sophos Solutions. Previously, he was Vice President and member of the executive committee of Grupo Sanford, COO of Ecopetrol S.A., Country manager and co-founder with Despegar.com, and was an associate with Booz & Co. Mr. Salgar holds a BS in Industrial Engineering from the Universidad de los Andes and an MBA from the MIT Sloan School of Management. Mr. Salgar´s business address is Carrera 13 No. 26A 47, Bogotá, D.C., Colombia

Jorge Silva Lujan, age 66, has served as a member of the Board of Directors of Grupo Aval since March, 2024. Mr. Silva is currently the CEO of Plan de Vida  SAS and board member of Promigas, Corporación Juego y Niñez – Best Buddies Colombia and Los Nogales School. Previously, he held various leadership positions, including North of Latam Country Manager and Public Sector Andino Country Manager Andean Region at Amazon Web Services (Public Sector), General Manager of Microsoft Mexico and Colombia, and Public Sector Andino Country Manager Colombia. He brings over 35 years of experience in management, primarily in the IT industry. Additionally, he possesses a strong background in the hardware, software, and consulting businesses. Mr. Silva holds an Industrial Engineer degree from the Universidad de los Andes and an MBA from California State University. He has also complemented his education with studies in leadership, marketing, and corporate strategy. Mr. Silva Lujan’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia

Álvaro Velásquez Cock, age 85, has served as a member of the Board of Directors of Grupo Aval since 2013 and previously as an alternate member thereof since 2008, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A., Manager of the Corporación Financiera Nacional and as a member of the Advisory Committee of the Superintendence of Finance. He has been a member of the Board of Directors of Unipalma since 1996, Proindesa and of BAC entities since 2011. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luis Fernando Pabón Pabón, age 66, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the Board of Directors of Banco AV Villas since 1998, of Porvenir since 2003, Organización Luis Carlos Sarmiento Angulo Ltda. since 2006, Corporación Excelencia en la Justicia, and of Casa Editorial El Tiempo and CEET TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and graduate studies in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Executive officers

The executive officers of Grupo Aval are responsible for the day-to-day management of our company. The following table lists the names and positions of our executive officers and the presidents of our banking subsidiaries, Corficolombiana and Porvenir. Certain of our executive officers are also members of the boards of directors of our subsidiaries.

Name	Position
Maria Lorena Gutiérrez Botero	President
Diego Fernando Solano Saravia	Chief Financial Officer
Jorge Adrián Rincón Plata	Chief Legal Officer
Eduardo Duque Suárez	Chief Risk Officer
Rafael Eduardo Neira Torres	Chief of Internal Control
Paula Durán Fernández	Chief of Sustainability and Strategic Projects
Jorge Castaño Gutiérrez	Chief of Financial Assets and Efficiency
Rodolfo Vélez Borda	Chief of Information Technology
María Edith González Flórez	Vice President of Accounting

Banco de Bogotá
Cesar Prado Villegas	President
Banco de Occidente
Gerardo Silva Castro	President
Banco Popular
Maria Fernanda Suárez Londoño	President
Banco AV Villas
Gerardo Hernández Correa	President
Corficolombiana
Ana Milena López Rocha	President
Porvenir
Miguel Largacha Martínez	President

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 28, 2025.

María Lorena Gutiérrez Botero, age 56, has served as President of Grupo Aval since April 1, 2024. She previously served as President of Corficolombiana since August, 2018. Ms. Gutiérrez serves as a member on the Board of Directors of Banco de Bogotá, Porvenir, Aval Valor Compartido – AVC, Proindesa, Promigas S.A. and previously served as Minister of Commerce, Industry and Tourism from 2017 to 2018, Ambassador of Colombia in Germany from 2016 to 2017 and Minister to the Presidency from 2010 to 2016. She has also served in the past as Dean of the Business School at Universidad de Los Andes from 2003 to 2010. Ms Gutiérrez served as a member on the Board of Directors of Fiduciaria Corficolombiana, Gas Comprimido del Perú, Gases del Caribe. She holds a degree in Industrial Engineering with a specialization in finance from Universidad de los Andes, a Master of Business Administration (MBA) and a PhD in Finance from the A.B. Freeman School of Business at Tulane University. Her principal business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Diego Fernando Solano Saravia, age 59, has served as Chief Financial Officer since 2010, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. Mr. Solano serves as a member on the Board of Directors of Banco de Popular and Aval Banca de Inversión S.A.S. He previously served as associate principal at McKinsey & Co. and Corporate Banking Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a MBA from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Jorge Adrián Rincón Plata, age 45, has served as our Chief Legal Officer since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. Mr. Rincón serves as a member on the Board of Directors of Banco de Bogotá S.A. and alternate Director in Aval Fiduciaria’s Board.  He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Eduardo Duque Suárez, age 60, has served as Chief Risk Officer since March 2022. He serves as a member on the Board of Directors of Banco de Occidente. Previously, he served as Mexico and Latam Global Functions Independent Compliance Risk Management Head in Citi, Regional ICG Risk Manager Senior Credit officer Level 2 for Colombia, Ecuador and Venezuela, Risk Manager Country Officer Chile, Perú and Bolivia, Deputy Country Credit Risk Manager and Vice-president Emerging Markets Corporate Banking EMCB – Institutional Client Group. He also worked as Director in Waventure S.A. de C.V in Mexico, Director in NM Rothschild & Sons Mexico, Assistant Director in NM Rothschild & Sons Colombia and Assistant Director in Deutsche Morgan Grenfell Group Public Limited Company from 1997 to 2005.

He holds a degree in Economics and a MSc in Economics from Universidad de Los Andes. Mr. Duque Suarez’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rafael Eduardo Neira Torres, age 67, has served as Chief of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Superintendent of Finance, and formerly as Adjunct Superintendent, at the Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in Accounting from the Universidad Jorge Tadeo Lozano and graduate studies in Banking Management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Paula Durán Fernández, age 47, has served as Chief of Sustainability and Strategic Projects since 2024. She previously served as Vice – President of Strategy and Sustainability of Corficolombiana from 2023 to 2024. Ms Durán serves as a principal member on the Board of Directors of Banco Popular and alternate member of Aval Valor Compartido – AVC and Ventas y Servicios S.A.  She holds a degree in Economy from W. Sydney University and a MBA from Universidad de los Andes. Her principal business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Jorge Castaño Gutiérrez, age 49, has served as Chief of Financial Assets and Efficiency since 2024. Previously, he served as Colombian Superintendent of Finance. Mr. Castaño serves as a member on the Board of Directors of  Aval Valor Compartido S.A. - AVC. He holds a degree in law and post-graduate studies in Capital Markets and Banking Law from the Universidad Externado de Colombia and holds a Master’s in Economic Developments Law from Universidad Carlos III de Madrid. Mr Castaño served as Director of Fondo de Garantías de Instituciones Financieras (Fogafin). Mr. Castaños’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rodolfo Vélez Borda, age 60, has served as Chief of Information Technology at Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He has been a member of the Board of Directors of Fondo de Empleados FEVI since 2002 and Aval Valor Compartido S.A. - AVC since 2005. He holds a degree in Systems Engineering from the Universidad de Los Andes, graduate studies in Telecommunications from the Universidad de Los Andes and a Business Management specialty from Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

María Edith González Flórez, age 66, has served as Vice President of Accounting since 2010, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and graduate studies in finance from Universidad ICESI. Ms. González Flórez’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

César Prado Villegas, age 53, has served as CEO of Banco de Bogotá since August 2023 and as member of the Board of Directors of Porvenir since March 2024, and of the Boards of Directors of Porvenir, Multi Financial Group, Multibank Inc and Multi Financial Holding since January 2025. Mr. Prado previously served as CEO of Banco de Occidente from October 2018 to July 2023, Administrative Vice-president of Banco de Bogotá from April to September 2018, CEO of Fiduciaria Bogotá from 2010 to 2018 and Superintendent of Finance from 2007 to 2008. He holds a law degree from Universidad del Rosario, a graduate degree in commercial law from Universidad de los Andes and a LLM from The London School of Economics. His business address is Calle 36 No. 7-47, Bogotá, Colombia.

Gerardo Silva Castro, age 68, has served as CEO of Banco de Occidente since August 2023. Mr. Silva Castro has over 25 years of experience working in the financial sector in different management positions. At Banco de Occidente, he previously served as Vice President of Business, Official and Intermediate Banking, beginning in 1994, and Vice President of Companies, beginning in 2014. He currently serves on the Board of Directors of Porvenir and Anif. He holds a degree in Civil Engineering from Universidad Javeriana de Bogotá and a Master’s Degree in Business Administration from Babson College. He has completed programs with the Universidad Icesi de Ejecutivo de Alto Gobierno Municipal and with the Centro de Liderazgo y Gestión Transformative Business Leadership. His business address is Carrera 4 No. 7-61, Cali, Colombia.

María Fernanda Suárez Londoño, age 50, has served as President of Banco Popular since 2023. She holds a degree in business administration from the Colegio de Estudios Superiores de Administración – CESA and holds a master’s degree in public policy management from Georgetown University in Washington D.C., USA. Her extensive experience includes more than 25 years of experience in both the public and private sectors where she has held positions such as CEO of Accenture Colombia, Minister of Mines and Energy of Colombia, Executive Vice President of Strategy and Finance of Ecopetrol, as well as other important positions in the Ministry of Finance and Public Credit, Porvenir, Citibank and Bank of America. She also has been a member of the Board of Directors in many important organizations in the country. Ms Suárez currently serves on the Boards of Directors of Promigas, Corficolombiana and Aval Valor Compartido - AVC. Her principal business address is Calle 17 No. 7-35, Bogotá, D.C., Colombia.

Gerardo Hernández Correa, age 63, has served as President of Banco AV Villas. He holds a law degree from the University of the Andes, with a specialization in Administrative Law from the Colegio Mayor de Nuestra Señora del Rosario University and a postgraduate degree in Economics from the New School for Social Research N.Y. In his professional experience, he has served, among other positions, as Advisor to the Executive Director for Colombia and Peru at the IDB, Deputy Minister of Labor and Social Security, Executive Manager and Secretary

of the Board of Directors of the Bank of the Republic, Financial Superintendent, Co-Director of the Board of Directors of the Bank of the Republic, and Legal Vice President of Banco de Bogotá. Mr. Hernández currently serves on the Boards of Directors of Aval Fiduciaria S.A. His business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia

Ana Milena López Rocha, age 43, has served as President of Corficolombiana since August 2024. She is an Economist from Harvard University and holds an MBA in Finance from Columbia Business School. With over 20 years of professional experience, she has held significant positions, including Chief Financial Officer (CFO) of Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos, capital markets manager at Sociedades Bolívar, a member company of the Bolívar Group, and partner at Newfoundland Capital Management in Brazil. She has also worked at JP Morgan Chase Bank in London and New York in various roles. Additionally, she served as the Director General of Public Credit and the National Treasury at the Ministry of Finance and Public Credit. She has been a member of the Boards of Directors of Banco Davivienda, TAESA, Cenit, Compañía de Seguros Bolívar, Invercolsa, Ocensa, ISA, CTEEP, Ecopetrol, FDN, and Isagen. Ms. López currently serves on the Boards of Directors of Banco AV Villas S.A. Her principal business address is Carrera 13 No. 26-45, Bogotá, D.C., Colombia.

Miguel Largacha Martínez, age 61, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., and held other positions within BBVA Colombia S.A., including Executive Vice President and Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the Board of Directors of Fundación Grupo Aval since 2011. He holds a law degree from Universidad Javeriana and has further completed graduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 26 A- 65, Bogotá, D.C., Colombia.

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

For the March 20, 2024, to March 31, 2025, period the Board of Directors and support committees’ session fee per member was Ps 11,000,000 per meeting. For the April 1, 2025, to March 31, 2026 period, the Board of Directors’ session fee per member is Ps 11,572,000 and support committee’s session fee per member is Ps 2,104,000 per meeting.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information prior to our general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, which we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 48.1 billion in 2024. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain goals, and, therefore, the amounts paid may vary for each officer.

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

Committees of the Board of Directors

Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee and a nominating/corporate governance committee, each with a written charter addressing certain minimum specified duties, and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules promulgated by the NYSE and, in the case of the audit committee, the NYSE and the SEC. We have established an audit committee, a corporate matters committee, compensation committee, IT committee, ESG committee and risk committee as further described below.

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

Risk Committee

Our risk committee is composed of three directors: Mr. Fabio Castellanos Ordóñez, Mr. Jorge Silva Luján and Mr. Andrés Escobar Arango. The committee, which charter is approved by the Board of Directors, assists and advises the board in aspects related to supervision of Grupo Aval’s risk management policies.

Technology and Innovation Committee

Our TI committee is composed of three directors: Mr. Luis Carlos Sarmiento Gutiérrez, Mr. Mauricio Salgar Hurtado and Mr. Jorge Silva Luján. The Committee's charter, which is approved by the Board of Directors, assists and advises the board in aspects related to analyzing management reports on Grupo Aval's and its subsidiaries' strategies for technology systems, digital transformation, and related investments.

ESG Committee

Our ESG committee is composed of three directors: Mr. Luis Fernando López Roca, Mr. Andrés Escobar Arango and Mr. Mauricio Salgar Hurtado. The committee, which charter is approved by the Board of Directors, assists and advises the board in aspects related to strategically integrate ESG factors into the Grupo Aval’s operations and those of its subsidiaries, setting targets and objectives to ensure Grupo Aval remains a responsible and competitive stakeholder.

D.          Employees

At December 31, 2024, on a consolidated basis, we employed 70,271 individuals, with 46,912 direct employees, 4,477 personnel provided by staffing service companies and 18,882 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Grupo Aval (separate), at December 31, 2024.

	Banco de	Banco de	Banco	Banco AV			Aval	Aval	Grupo Aval
	Bogotá(1)(2)	Occidente(3)	Popular(4)	Villas(5)	Corficolombiana(6)	Porvenir	Fiduciaria	Casa de Bolsa	(separate)	Total
Employees	11,910	14,503	3,667	4,526	9,303	2,328	413	143	119	46,912
Personnel provided by staffing service companies	1,029	—	622	391	2,412	8	12	3	—	4,477
Outside contractors	2,693	2,297	1,391	1,380	10,969	128	13	6	5	18,882
Total	15,632	16,800	5,680	6,297	22,684	2,464	438	152	124	70,271
(1)	Includes employees of MFH and its respective subsidiaries.
(2)	48,54% (4.394) of Banco Bogotá’s (separate) direct employees (9,053) are represented by unions and 53,42% (4.836) of such employees are covered by collective bargaining agreements that expire in August 2025.
(3)	40.76% (2,729) of Banco de Occidente’s (separate) direct employees (6,695) are represented by unions and are covered by collective bargaining agreements that expire in December 2026.
(4)	59.21% (1,768) of Banco Popular’s (separate) direct employees (2,986) are represented by unions and 94.68% (2,827) of such employees are covered by collective bargaining agreements that expire in December 2026.

(5)	15.32% (588) of Banco AV Villas’ (separate) direct employees (3,838) are represented by unions and 84.68% (3,250) of such employees are covered by collective bargaining agreements that expire in December 2026.
(6)	Corficolombiana’s total employees reflect 22,124 employees from non-financial entities.

The direct employees (unconsolidated) of Corficolombiana, Porvenir, Aval Casa de Bolsa, Aval Fiduciaria and Grupo Aval are not represented by unions.

E.          Share ownership

Mr. Sarmiento Angulo beneficially owns 97.8% of our outstanding common shares and 45.5% of our preferred shares as determined under SEC rules at April 22, 2025. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 22, 2025.

		Percentage of		Percentage of
		outstanding		outstanding
	Common	common	Preferred	preferred
Shareholder	shares	shares	shares	shares
Esther América Paz Montoya	251,718	*	423,076	*
Diego Fernando Solano Saravia	53,191	*	163,135	*
Luis Fernando Pabón Pabón	83,924	*	123,773	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Rodolfo Vélez Borda	7,112	*	11,538	*
Luis Carlos Sarmiento Gutiérrez	—	*	—	*
Fabio Castellanos Ordóñez	—	*	—	*
Luis Fernando López Roca	—	*	—	*
Andrés Escobar Arango	—	*	—	*
José Mauricio Salgar Hurtado	—	*	—	*
Jorge Silva Luján	—	*	—	*
María Lorena Gutiérrez Botero	—	*	—	*
Rafael Eduardo Neira Torres	—	*	—	*
Jorge Adrián Rincón Plata	—	*	—	*
María Edith González Flórez	—	*	—	*
Eduardo Duque Suárez	—	*	—	*
Jorge Castaño Gutiérrez	—	*	—	*
Paula Durán Fernández	—	*	—	*
César Prado Villegas	—	*	—	*
Gerardo Silva Castro	—	*	—	*
María Fernanda Suárez Londoño	—	*	—	*
Gerardo Hernández Correa	—	*	—	*
Ana Milena López Rocha	—	*	—	*
Miguel Largacha Martínez	—	*	—	*

*     less than 0.1%.

F.          Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 81.2% of our issued and outstanding share capital at April 22, 2025. He retained 97.8% of our voting power by virtue of his beneficial ownership of 97.8% of our outstanding common shares, and beneficially owned 45.5% of our outstanding preferred shares, as determined under SEC rules, at April 22, 2025. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on

23,743,475,754 of our aggregate equity securities outstanding comprised of 16,200,754,109 common shares outstanding and 7,542,721,645 preferred shares outstanding at April 22, 2025.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of April 22, 2025, regarding the beneficial ownership of our equity securities by:

●	Mr. Sarmiento Angulo, who beneficially owns 81.2% of our outstanding share capital;
●	all directors and executive officers as a group; and
●	other shareholders.

	At April 22, 2025
		Percentage of		Percentage of
		outstanding		outstanding
Principal beneficial owners	Common shares	common shares	Preferred shares	preferred shares
Luis Carlos Sarmiento Angulo	15,844,485,878	97.8%	3,435,043,780	45.5%
Other directors and officers as a group*	444,825	0.0%	809,983	0.0%
Other shareholders	355,823,406	2.2%	4,106,867,882	54.4%
Total	16,200,754,109	100.0%	7,542,721,645	100.0%

*    Other directors and officers as a group at April 22, 2025 represent less than 0.1%.

As of April 22, 2025, we had 35,978 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the American Depositary Receipts, or “ADRs”, evidencing ADSs. As of April 14, 2025, there were a total of 6,286 ADR holders of record and as of April 22, 2025 there were 13,850,418 ADRs outstanding, representing 277,008,360 preferred shares or 3.67% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	Transactions between Grupo Aval and its subsidiaries, and
		Close family
	Grupo Aval’s	members of
	directors and key	Mr. Sarmiento	Mr. Sarmiento	Mr. Sarmiento
	management and	Angulo and their	Gutiérrez and his	Angulo and his
	their affiliates(1)	affiliates	affiliates	affiliates

	(in Ps billions)
At December 31, 2024
Assets
Cash and cash equivalents	—	—	—	1.5
Financial assets in investments(2)	—	—	—	4,075.3
Loans(2)	65.1	22.1	—	3,502.8
Accounts receivable	0.2	0.0	—	1,646.1
Other assets	0.7	—	—	76.5
Liabilities
Deposits(3)	48.4	26.1	—	1,802.8
Financial obligations	—	—	—	1.5
Accounts payable	1.0	0.3	—	291.8
Other liabilities	0.0	—	—	25.5

At December 31, 2023
Assets
Cash and cash equivalents	—	—	—	0.9
Financial assets in investments(2)	—	—	—	3,541.8
Loans(2)	183.4	14.1	0.0	3,589.8
Accounts receivable	0.2	0.0	0.0	1,980.4
Other assets	0.2	—	—	71.9
Liabilities	—	—	—	—
Deposits(3)	46.7	27.0	2.9	1,669.0
Financial obligations	1.2	0.1	—	4.8
Accounts payable	1.1	0.7	0.0	437.3
Other liabilities	—	—	—	0.1
(1)	Excludes Mr. Sarmiento Angulo and his affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Corficolombiana and Porvenir at December 31, 2024.
(2)	Figures based on gross outstanding balances of financial assets. See “—Financial assets and liabilities with related parties”. Financial assets in question were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.
(3)	Deposits of related parties held with us were made in the ordinary course of business, were made on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other persons.

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

Financial assets and liabilities with related parties

In the past, we and some of our subsidiaries have entered into operations with BHI and its subsidiaries in the ordinary course of business. Most recently, in December 2021, Grupo Aval Limited extended a short-term loan to BAC Holding International Corp. in an amount of U.S.$75.0 million that matured in September 2022. In 2020, through Resolution No. 208-20 of May 14, 2020 issued by the Superintendency of the Securities Market of the Republic of Panama, BAC International Bank, Inc. issued perpetual subordinated corporate bonds convertible into common shares for a nominal value of up to U.S.$700.0 million. The bonds bear an interest rate of 10.0% payable quarterly unless the issuer exercises its right not to pay interest. Grupo Aval Limited, a wholly-owned subsidiary of Grupo Aval, subscribed U.S.$520.0 million and as of December 31, 2024 the full balance remained outstanding.

Following the guidelines approved by Grupo Aval’s General Shareholders Meeting and authorized by its Board of Directors, Grupo Aval extended a loan operation to Esadinco S.A., subsequently endorsed to Endor Capital Assets S.R.L (affiliate companies of Mr. Sarmiento Angulo) on December 2, 2022 to finance the tender offer of 25% of BHI’s shares. The loan operation consisted of two tranches: (i) a peso denominated loan for the equivalent of U.S.$270.0 million with a 3-year (36 months) tenor at 3-month SOFR + 3.5% and (ii) a Ps 200.0 billion loan with a 2-year (24 months) tenor at 3-month IBR + 4.5%. The second tranche matured on December 2, 2024, and was paid in full. The remaining tranche is bullet, with interest payable on a quarterly basis. Collateral was established at a minimum of 115% of the capital outstanding and the underlying assets deemed acceptable were shares of BHI or any other subsidiary under Grupo Aval’s direct control. The transaction was conducted on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. At December 31, 2024, the outstanding balance at amortized cost of these loans was Ps 1,196.4 billion.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 22, 2025, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular, and 11.5% of Corficolombiana.

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

The table below presents the insurance premiums for life and disability insurance paid for the periods indicated.

Period	Amount
(in Ps billions)
For the year ended December 31,
2024	2,773.3
2023	2,520.7
2022	2,095.8

Vida Alfa also provides:

●	life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and
●	labor risks insurance for employees of Grupo Aval and its subsidiaries in Colombia.

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

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo at December 31, 2024, and may continue to provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations) and Vigía S.A. (security services). At December 31, 2024 we have significant influence with a 34.0% equity interest in ADL Digital Lab S.A.S. (digital development), a company beneficially owned by Mr. Sarmiento Angulo.

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

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. As of December 31, 2024 and 2023, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of Ps 192.5 billion and Ps 217.7 billion, respectively. These figures are presented before minority interest and thus do not reflect their potential impact on Grupo Aval’s net income attributable to owners of the parent.

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

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. The aggregate equity market capitalization of the 68 issuers listed on the Colombian Stock Exchange at April 22, 2025 was Ps 376.9 trillion.

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 22, 2025, we had 16,200,754,109 common shares outstanding, and 7,542,721,645 preferred shares outstanding.

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

Upon liquidation, and out of the surplus assets available for distribution to shareholders, holders of fully paid preferred shares are entitled to a preference in the reimbursement of the portion of their contribution (“aporte” as provided by Article 63 of Law 222 of 1995) to Grupo Aval attributable to the nominal value of the outstanding preferred shares (i.e., Ps 1.00 per share). This reimbursement, if any, is payable in pesos before any distribution or payment may be made to holders of common shares. If, upon any liquidation, assets that are available for distribution among the holders of preferred shares are insufficient to pay in full their respective liquidation preferences, such assets will be distributed among those holders pro rata.

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

Additionally, domestic tax law considers individuals who hold the Colombian nationality and meet at least one of the following criteria in the relevant corresponding taxable year: (i) the individual’s spouse or permanent companion or dependent children are Colombian tax residents in the corresponding tax year; or, (ii) 50% or more of the individual’s income is considered to be generated in Colombia; or, (iii) 50% or more of the individual’s assets are managed within Colombia; or, (iv) 50% or more of the individual’s assets are deemed to be possessed in Colombia; or, (v) if once required by the Tax Authorities, the Colombian national fails to demonstrate that the tax residence is held abroad or, (vi) the tax residence is held in non-cooperative jurisdictions as defined by the Colombian Government.

As an exception to the previous rule, if the referred individual (who holds the Colombian nationality) (i) perceives 50% or more of their income in the country of domicile, or (ii) has 50% or more of their assets possessed in that country they will not be considered a tax resident in Colombia.

Legal entities:

For Colombian tax purposes, a legal entity is considered a tax resident generally when its effective place of management is located in Colombia during the relevant taxable year. (although there is a possibility that nonresident entities have an effective place of management in Colombia can exist based on their day-to-day activities). Additionally, a Legal Entity incorporated under the laws of Colombia or whose principal place of business is located in Colombia, is also considered a Colombian resident.

Pursuant to the Colombian Tax Code, resident individuals and Colombian entities are subject to tax over their worldwide income, while non-resident individuals and foreign entities are taxed only on their Colombian-source income. Foreign entities with permanent establishments (e.g. branches in Colombia) are subject to tax on the worldwide income attributable to the permanent establishment.

Colombian tax law includes a definition of permanent establishment for foreign entities or individuals which applies when the entity or individual trigger the events described in Article 20-1 of the Colombian Tax Code. In this case, as stated above, the permanent establishment is considered a Colombian taxpayer with respect to its attributable worldwide income.

Taxation of Dividends

As a general rule, dividends distributed out of profits that have been taxed at the level of a Colombian entity (e.g., because of the application of the tax benefit, a difference in treatment between the accounting books and the Colombian tax framework, the amortization of Net Operating Losses –NOLs– amortization, etc.), are subject to the corresponding income tax rate applicable in the year in which the dividends are paid or become payable to the shareholder. In this case, the Colombian entity should apply a withholding which may be credited by the shareholder against its income tax liability. The applicable withholding tax rate is the same as the general income tax, 35% for 2025.

Financial institutions, insurance and reinsurance companies, stockbrokers, among others, will be subject to a 5% corporate tax surcharge until 2027 (bringing the total corporate income tax rate of 40%) if their taxable income exceeds 120,000 UVT (COP $5,975.8 billion).

The Colombian tax legal framework has modified the tax rate applicable to dividends paid after January 1, 2023. This special tax will be levied by the entity paying the dividend. In the case of a distribution to foreign legal entities or non-resident individuals, a withholding tax of 20% relative to the payment or book entry will be applied.

Regarding tax resident individuals, dividends paid after January 1, 2023, must be taxed under the progressive rate under Section 241 of the Colombian Tax Code (capped at a rate of 39%). Under specific situations, the national dividend paying entity should apply a withholding tax of 15%.

Before applying the previously mentioned tax rate, the following scenarios must be considered:

●	Dividends that were taxed at a corporate level: In accordance with current regulations, dividends which have been taxed at a corporate level will be subject to:

-	When the investor is a national entity, dividends distributed out of profits taxed at the corporate level will be subject to a 10% withholding tax. Such withholding tax may be offset against the dividend taxed on the shareholder in the case of individuals tax residents in Colombia and foreign investors. The exceptions for the application of the dividend withholding tax will still apply.

-	When the investor is a foreign entity or non-resident individual, dividends distributed from profits taxed at the corporate level will be subject to a 20% withholding tax.

-	When the investor is a resident individual, dividends distributed from profits taxed at the corporate level must be taxed under the progressive rate of Section 241 of the Colombian Tax Code.

●	Dividends that have not been taxed at a corporate level: In cases where the dividends subject to distribution have not been taxed at a corporate level, they should first be taxed at the current general income tax rate in the period of distribution (hereinafter “recapture tax”); and subsequently, the rules mentioned above must be applied.

●	Dividends distributed within a corporate group / under a situation of control / Colombian Holding Companies Regime (“Compañía Holding Colombiana” or CHC): when the first dividend distribution payment is executed by a national entity to another national entity and both pertain to: (i) an enterprise group, (ii) are under situation of control, or (iii) are duly registered under CHC Regime, the dividend withholding tax does not apply.

●	Transition regime for tax on dividends: If the profits were generated prior to December 31, 2016 (“pre-2017") and appropriated to be distributed in the future, dividends are not subject to the provisions of the current regulations in the case of profits that were taxed at the corporate income tax rate. For profits that were not taxed at the corporate income tax rate, the recapture tax will be applicable.

Based on the above, the following table summarizes the tax treatment of dividends in the absence of a tax treaty:

Dividend	Rate

Dividend distribution made out of pre-2017 profits that were subject to tax at the Colombian corporate level distributed to Tax Resident Individuals, Colombian entities and Non-Colombian Tax Residents.

Non taxed or no applicable withholding tax Non taxed or no applicable recapture tax of 35%
Dividend distribution to Colombian Tax Residents Individuals made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	Non taxed or no applicable dividends withholding tax, but must apply recapture tax of 35% if the dividend was non taxed at a corporate level
Dividend distribution to Colombian entities made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	Non taxed or no applicable dividends withholding tax, but must apply recapture tax of 35% if the dividend was non taxed at a corporate level
Dividend distribution to Non-Colombian Tax Residents made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	Non taxed or no applicable dividends withholding tax, but must apply recapture tax of 35% if the dividend was non taxed at a corporate level
Portfolio Investments: Dividend distribution to Non-Colombian Tax Residents made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	25%
WTH on Dividend distributions paid to Tax Resident Individuals out of post-2016 profits that did pay tax at the Colombian corporate level

1. The individual must include the dividend profit in its income tax return (taxed at a maximum of 39%).

2. The national entity that grant the dividend could have to apply a withholding tax of 15% (if the dividend amount is equal or superior of 1.090 UVTs)

WTH on Dividend distributions paid to Colombian entities out of post-2016 profits that did pay tax at the Colombian corporate level	10% since January 1st 2023

WTH on Dividend distributions paid to Non-Colombian Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did pay tax at the Colombian corporate level

20% since January 1st 2023
Dividend distribution paid to tax residents individuals out of post-2016 profits that did NOT pay tax at the Colombian corporate level

1. Recapture tax of 35% if the dividend was non taxed at a corporate level.

2. The individual must include the dividend profit in its income tax return (taxed at a maximum of 39%).

3.  The national entity that grants the dividend could have to apply a withholding tax of 15% (if the dividend amount is equal to or more than 1,090 UVTs)

Dividend distribution paid to Colombian entities out of post-2016 profits that did NOT pay tax at the Colombian corporate level. The rates shown consist of a combined rate (i.e. Income Tax withholding of 32% -taxable period 2020- and dividends withholding tax rate of 7.5% result in 36.18%).

40.50% as of 2023

Dividend	Rate

Dividend distribution paid to Non-Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did NOT pay tax at the Colombian corporate level. The rates shown consist of a combined rate (i.e. income tax withholding of 32% -taxable period 2021- and dividends withholding tax rate of 10% result in 37.90%)

48% as of 2023
Portfolio Investments: Dividend distribution paid to Non-Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did NOT pay tax at the Colombian corporate level	40.00%

The dividend payment approved by Grupo Aval’s General Meeting of Shareholders held on March 20, 2024, will be distributed from the profits of year 2019, subject to be distributed with benefit for the shareholders. The tax on dividend tax from profits generated by the company depends on the recipient (Colombian tax resident individuals, Colombian entities, Non-Colombian tax residents or Non-Colombian tax residents complying with the portfolio investment definitions under the Colombian Tax Code).

Dividends paid to Non-Colombian tax residents complying with the portfolio investment definitions under the Colombian Tax Code who hold ADSs through the depositary will be subject to income taxes and withholding in Colombia as mentioned in the previous chart.

As a general rule, foreign companies, foreign investment funds, and Non- Colombian tax residents are not required by law to file an income tax return in Colombia. However, they are subject to the withholding tax, which can be considered as the dividend tax for the foreign entity or Non-resident individual (in accordance with Section 592 of the Colombian Tax Code).

“UVT” or “Unidad de Valor Tributario” refers to a tax unit established each year by the Colombian Tax Authority (“DIAN”) for the calculation of tax returns. UVT was established at an equivalent to Ps 47,065 for 2024 and Ps 49,799 for 2025.

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

Payment of this tax will be accomplished through withholding that is performed on a monthly basis by the administrator of such investment portfolio, based on the profits earned by the investor during the corresponding month. When the income corresponds to dividends, the withholding will be made by the company paying the dividend at the time of payment. Generally, the withholding, performed according to the rules established in the Colombian Tax Code, shall constitute a final tax and investors will not be required to file an income tax return.

Other Colombian Taxes

●	Financial institutions, insurance and reinsurance companies, stockbrokers, among others, will be subject to a 5% income tax surcharge (total corporate income tax rate of 40%) until 2027, to the extent their taxable income exceeds 120,000 UVTs (Ps 5,975.84 billion).

●	15% minimum tax rate (adjusted tax rate): Law 2277 of 2022 established a 15% minimum tax rate (referred to as adjusted tax rate - ATR). The ATR will be determined based on the ratio between the adjusted income tax (AIT) divided by the adjusted income (AI). Law establishes the factors to be considered when calculating the AIT and AI. If the ATR is lower than 15%, income tax must be adjusted to achieve the 15% rate. This rule does not apply, among others, to non-residents, hotels and concessions.

●	Significant economic presence: Non-residents with a “significant economic presence” (SEP) in Colombia will be subject to a general 10% withholding tax (unless another withholding tax rate applies). Nevertheless, the non-resident entity may opt to assess its income tax liability at a 3% rate over the gross income of Colombian source, subject to the filing of an income tax return.

Law 2277 of 2022 allows a Double Tax Treaty to prevail over Colombian domestic law. In case Colombia has subscribed to international agreements forbidding this form of taxation, this does not apply to fiscal periods following the effective date of the international agreement.

Significant Economic Presence is triggered when the following criteria are met:

-	The non-resident entity has a deliberate and systematic interaction with the Colombian market. This type of interaction is presumed to exist when the non-resident has interaction or marketing activities with more than 300,000 users in Colombia during the prior year, or within the relevant tax year, or displays the price of goods in Colombian Pesos or allows payment in Colombian Pesos.

-	Gross income for the non-resident entity from transactions with customers in Colombia is higher than 31,300 UVTs (Ps 1,558.7 billion) during the prior year or the current taxable year.

If the activities in Colombia are developed by different related parties, the above criteria will consider the aggregate transactions of all related entities. This rule came into force on January 1, 2024.

●	Tax deductions, benefits and incentives: Certain non-taxable income, special deductions, exempt income, and tax credits will be limited to 3% of net taxable income prior to the special deductions subject to the limitation. The limitation will apply only to the tax benefits expressly provided by the rule. Although some special treatments were repealed, it is generally provided that acquired rights should be respected until the term originally provided by the repealed Law.
●	Effective place of management (“Sede Efectiva de Administración”): The considerations that qualify a non-resident entity to have an effective place of management in Colombia were broadened. Amongst the new considerations, an effective place of management may exist based on the day-to-day activities as opposed to previously considered strategic activities. A non-resident that has an effective place of management is considered by tax authorities as a Colombian tax resident. There are no Colombian stamp, issue, registration, transfer, or similar taxes or duties payable by holders of shares or ADSs

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a PFIC for U.S. federal income tax purposes for the 2024 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest) and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

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

F.          Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay are influenced by the amount of dividends received from our subsidiaries. Our subsidiaries declared Ps 686.6 billion and Ps 567.1 billion of dividends payable to us based on the net income reported for the years ended December 31, 2024 and 2023, respectively. We declared an aggregate of Ps 655.3 billion and Ps 569.8 billion of dividends to our shareholders with respect to net income for the years ended December 31, 2024 and 2023, respectively.

Unless noted otherwise, the following table presents the net profits of, and dividends (cash and stock) declared by us and each of our direct subsidiaries, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated.

	Dividends declared with respect to net income for the year ended December 31,
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

	Banco de		Banco de		Banco		Banco
	Bogotá		Occidente		Popular		AV Villas		Corficolombiana		Porvenir		Aval Fiduciaria		Aval Casa de Bolsa		Total

	(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	68.9%	68.9%	72.3%	72.3%	93.7%	93.7%	79.9%	79.9%	8.7%	8.7%	20.0%	20.0%	94.5%	0.0%	40.8%	0.0%	—	—
Separate net profits	1,128.5	1,024.9	495.0	430.6	(226.7)	(347.4)	(116.3)	(117.1)	327.7	809.0	652.6	558.7	12.9	17.5	0.8	2.0	2,274.6	2,378.1
Dividends declared	622.4	515.8	248.8	215.1	—	—	—	—	23.0	21.8	326.3	280.5	12.9	17.5	0.7	1.8	1,234.2	1,052.5
Dividends contributed to Grupo Aval	429.0	355.5	179.8	155.5	—	—	—	—	—	—	65.3	56.1	12.2	—	0.3	—	686.6	567.1
Dividends declared by Grupo Aval	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	655.3	569.8

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

Our company pays dividends based on our net income as reported in our separate audited financial statements prepared under Colombian IFRS. For the year ended December 31, 2024 separate net income as reported in our Colombian IFRS financial statements was Ps 999.9 billion. For the year ended December 31, 2023 separate net income as reported in our Colombian IFRS financial statements was Ps 723.0 billion, 2.2% lower than net income attributable to the owners of the parent as reported in our audited consolidated financial statements.

We expect that differences between Colombian IFRS and IFRS financial statements will continue to occur in future periods. The amount of dividends expected from our subsidiaries will also depend on the future share ownership in our subsidiaries.

Dividend history of Grupo Aval

The following table presents the annual cash dividends paid by Grupo Aval on each share during the periods indicated.

	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2022	43.20	0.010
2023	24.00	0.005
2024	27.60	0.006

Given that Grupo Aval’s dividends have been to some extent dependent on the dividends received from its direct stakes in each of its equity investments, we detail below the cash and stock dividends per share paid by each of Grupo Aval’s direct equity investments for the periods indicated.

Banco de Bogotá

	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2022	3,132.00	0.710
2023	1,452.00	0.329
2024	1,752.00	0.397

Banco de Occidente

	Total dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2022	1,612.08	0.366
2023	1,380.00	0.313
2024	1,596.00	0.362

Banco Popular

	Total dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2022	—	—
2023	—	—
2024	—	—

Banco AV Villas

	Total dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2022 (1)	1.85	0.000
2023	—	—
2024	—	—

(1)	Cash dividend paid to preferred shares, corresponding to 4.5% of the respective issuance price for each issuance between 1994 and 2005.

Porvenir

	Total dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2022	1,836.00	0.416
2023	2,568.00	0.582
2024	2,988.00	0.678

Banco de Bogotá, Fiduciaria Bogotá, Banco de Occidente and Fiduciaria de Occidente received dividend payments from Porvenir in their respective ownership of the company (see Item 4—B. Business overview—Our operations).

Corficolombiana

	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2022 (1)	1,368.00	0.310
2023 (1)	1,135.00	0.257
2024 (1)	1,194.00	0.271
(1)	Cash dividend to be paid in one installment to 19,227,075 preferred shares.

Banco de Bogotá, Banco de Occidente and Banco Popular received dividend payments from Corficolombiana in their respective ownership of the company (see Item 4—B. Business overview—Our operations).

Aval Fiduciaria

	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2022	479.19	0.109
2023	557.87	0.127
2024	411.87	0.093

Aval Casa de Bolsa

	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2022	980.67	0.222
2023	114.86	0.026
2024	47.90	0.011

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

The Board of Directors leads the process of establishing a sound risk management culture, that supports and provides appropriate standards for responsible behavior. The risk framework fully approved by the Board of Directors requires risk management practices to be integrated into key processes across Grupo Aval, ensuring risks are appropriately identified, assessed, monitored, and mitigated in a timely manner, depending on a range of factors, including the nature, size, complexity, and risk profile.

The risk management team should ensure the identification and assessment of the inherent risks of material activities, processes and systems pertaining to the holding nature of Grupo Aval to make sure those inherent risks are properly controlled and mitigated in alignment with the approved risk appetite.

The following sections outline the key risks that are inherent to the business activities of our subsidiaries, as well as the way in which those are managed:

1.	Financial risks: Financial risks managed by Grupo Aval’s financial subsidiaries include liquidity risk, market risk, credit risk, interest rate risk and operational risk. For further details, see note 4 of our audited consolidated financial statements.
2.	Non-Financial risks: The main non-financial risks managed by Grupo Aval include anti-money laundering and terrorist financing, anti-bribery and anticorruption and compliance with local regulation, the U.S. Sarbanes-Oxley Act of 2002, among others.
3.	Conglomerate risks: Law 1870 of 2017 (Financial Conglomerates Law) requires financial conglomerates to manage the risks to which they are exposed. For this purpose, the Superintendency of Finance, through External Circular 013 of June 20, 2019, established the risks that financial conglomerates must manage from June 2021 onwards. These risks are Concentration risk, Contagion risk, and Strategic risk.

Control Environment and Risk Culture

Our risk management system (“Sistema de Gestión de Riesgos” or SGR) seeks to comply not only with local regulation but also to align with best practices and international standards as many jurisdictions move to adopt Basel Committee principles. Accordingly, the SGR model adopts commonly accepted risk taxonomy and provides oversight and guidance to our subsidiaries who operate under a similarly guided regulatory defined relevant risks, related to the business model and characterization of each subsidiary.

At the holding level, our risk control environment is governed independently, and is based on 14 principles, focusing on concentration, contagion and strategic risk. The holding level risk control principles align with the applicable local holding regulations, which have been introduced and developed particularly since 2017 under Law 1870 of September 2017.  Based on a general risk appetite framework established and approved by the Board of Directors and the limits and thresholds thereby approved, we ensure effective risk identification and assessment, monitoring and reporting, and control and mitigation. Furthermore, our risk management team implements processes and procedures to regularly report to the Board, senior management, and business line levels. These and other procedures allow us to assure a strong risk management based fundamentally on:

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

Risk Management Committees of the financial subsidiaries

Grupo Aval´s financial subsidiaries have Risk Management Committees which periodically and proactively are engaged in anticipating, identifying and are also being constantly informed by the risk management units of each of the subsidiaries. Activities, procedures and systems allow them to identify early and in advance, measure, control and analyze the integral risk management system (SIAR in Spanish) that includes credit risk, market risk, operating risk and business continuity plan management (PCN for its initials in Spanish).

Additionally, our financial subsidiaries have established asset-liability committees (ALCOs), that decides on matters related to asset liability management and evaluate the effectiveness of the interest rate risk of banking book (RTILB for its initials in Spanish) and liquidity risk management system (SARL for its initials in Spanish). The ALCOs set each bank’s policies for balance sheet management and evaluate the potential impact on revenue under various scenarios.

These policies establish general guidelines on the type and extent of risk exposure the bank can undertake, including setting limits by product type, desk, geographic area, and across the maturity spectrum. The ALCO actively measures interest-rate risk exposure at regular intervals, reports to senior management on risk management practices, exposure levels, and limit breaches, and ensures that risk management policies and procedures are monitored by an independent middle office function.

The risk management approach adopted by banks varies according to their specific circumstances and risk appetite. Legal risk is monitored by general counsel in each subsidiary of the financial sector. These different committees are constantly developing and assessing processes that allow them to anticipate and proactively manage the risks they face. In the same way, they follow up on the activities to handle, mitigate, hedge and/or reduce risks to levels agreed upon through risk appetite thresholds defined and approved by the higher levels of each of the subsidiaries through the risk appetite limits they permanently have to comply with. They are also actively engaged in the follow up of remedial actions defined. Core activities of all risk management units is to make sure they anticipate as early as possible potential risks and mitigate them also as soon as feasible.

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

Non-financial Subsidiaries

Corficolombiana consolidates most of our interests in non-financial subsidiaries. As such, its Government, Risk and Compliance (GRC) Vice Presidency provides oversight through these subsidiaries’ risk management and internal controls. This monitoring activity covers subsidiaries in the infrastructure and the energy and gas sectors, where most of Corficolombiana’s investment portfolio is concentrated, and is currently being expanded to the remaining sectors. Corficolombiana ensures that its non-financial sector subsidiaries follow guidelines in relation to risk management set forth by Corficolombiana and Grupo Aval’s policies and best practices established by law.

For all other non-financial subsidiaries of Grupo Aval, the Board of Directors of each consolidating financial entity has the faculty to establish guidelines in terms of risk policies and risk monitoring processes, which must be implemented at each of such subsidiaries.

Financial Conglomerate Risk

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

The guiding principles of risk management at Grupo Aval and our banks are the following:

●	collective decision making for commercial loans of significant amounts at the Board level of each of our banks;
●	extensive and in-depth market knowledge, a result of our market leadership and our experienced, stable and seasoned senior management;
●	clear top-down guidelines in accordance with: (i) know-your-customer policies; and (ii) commercial loan credit structures based on the clear identification of sources of repayment and the cash-flow generating capacity of the borrower;
●	use of common credit analysis tools and risk based loan pricing tools across all our banks;
●	diversification of the commercial loan portfolio with respect to industries and economic groups;
●	specialization in retail banking product niches; and
●	extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer loans;

For more information, see Note 4 of our audited consolidated financial statements.

Commercial Lending

At December 31, 2024, 58.02% of our total gross consolidated loan portfolio was commercial loans to corporate, small, and medium sized enterprises. However, the share of commercial loans varies across of our banks. As of December 31, 2024, the percentage of commercial loans was 63.72%, 69.92%, 30.32%, 22.78% and 63.79% for Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana, respectively.

The credit approval process for commercial loans at each of our banks in Colombia follows the policies and lending authorities established by each banking subsidiary. The highest lending authority in all banks, other than the Board of Directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá and Banco AV Villas, Comité de Crédito Dirección General at Banco de Occidente and

Comité de Presidencia at Banco Popular). These have approval authority of lending limits that range between Ps 8.8 billion at Banco AV Villas and Ps 50.0 billion at Banco de Bogotá.

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

Consumer Lending

Consumer lending represented 30.97% of the total gross consolidated loan portfolio as of December 31, 2024. However, our share of consumer lending and specialization by product varies across of our banks. As of December 31, 2024, Banco Popular’s consumer lending represented 65.27% of its total gross loan portfolio and is concentrated mainly in payroll loans (libranzas), a product in which it is one of the leaders in Colombia. Consumer lending represented 55.89% at Banco AV Villas, 22.71% at Banco de Bogotá and 24.36% at Banco de Occidente. At Corficolombiana, 35.60% of total gross loans were consumer loans granted primarily by Promigas and its subsidiaries to its residential gas utility users.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest consumer lending authority at all banks, other than the Board of Directors, is the Consumer Management Committee or National Consumer Credit Committee.

For consumer banking, each bank has developed statistical risk models for the origination and evaluation of customer behavior using descriptive and predictive analytical tools, which allow the mitigation of consumer risk.

Mortgage Lending

Mortgage lending represented 11.01% of our total gross consolidated loan portfolio as of December 31, 2024, with Banco de Bogotá and Banco AV Villas being the highest share. Mortgage lending represented 13.57% and 21.32% of Banco de Bogotá’s and Banco AV Villas’ total gross loan portfolios, respectively, as of December 31, 2024.

Microcredit Lending

Microcredit loans represented 0.002% of the total gross loan portfolio as of December 31, 2024.

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

For more information, see Note 4.1 Credit Risk.

Liquidity Risk Management

In each of our financial subsidiaries, the asset and liability management (ALM) team is responsible for managing the bank´s balance sheet and ensuring that the bank can meet its financial obligations. This includes managing the bank´s liquidity, interest rate risk, and other financial risks. The ALM team works closely with other teams within the bank, such as the treasury, risk management, and investment teams, to ensure that the bank´s overall risk profile is consistent with the risk appetite and regulatory requirement. The financing and liquidity models are decentralized and based on the autonomous management of each subsidiary. However, liquidity risk policies at the financial subsidiaries are compliant with guidelines established by the Superintendency of Finance and local regulators.

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

During 2024, Grupo Aval’s financial subsidiaries in Colombia maintained adequate levels of high-quality liquid assets to meet the 30-day liquidity requirements, according to the methodology of the Superintendency of Finance. There is no evidence of any upcoming liquidity risk threat.  Notwithstanding the foregoing, the liquidity units of the financial subsidiaries have worked to measure the future impacts on the index considering the economic and commercial environment.

See Note 4.3. of our audited consolidated financial statements for liquidity risk management, the regulatory methodology and results.

The Net Stable Funding Ratio (CFEN for its initials in Spanish) based on the Basel standard aimed to limit excessive dependence on unstable funding resources for strategic assets that are often illiquid and at the same time, allows entities to maintain a stable funding profile in relation to their assets.

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

Since the CFEN ratio was introduced into liquidity risk regulation in 2019, the Superintendencia Financiera de Colombia (SFC) has progressively enhanced this framework by incorporating additional requirements, including new segments and risk factors. As stipulated in Circular Externa 013, issued in 2023, entities are required to develop a qualitative and quantitative methodology to classify deposits from supervised financial entities (currently its factor is 25%), collective investment funds without permanency agreements (currently its factor is 25%), and the real sector (currently its factor is 90%), into operating and non-operating categories based on their stability. This methodology must be submitted to the SFC for approval by August 30, 2025, with the objective of applying differentiated risk factors according to their stability levels: supervised financial entities (operating 50%, non-operating 0%), collective investment funds without permanency agreements (operating 50%, non-operating 0%) and the real sector (operating 90%, non-operating 50%).

Aval Fiduciaria S.A. and Aval Casa de Bolsa S.A. are exempt from calculating the CFEN ratio.

The following tables show the consolidated CFEN ratio for each of our banks in Colombia as well as for Corficolombiana, expressed as a percentage as of December 31, 2024, and 2023 as follows:

	At December 31, 2024
	Banco de Bogotá S.A.	Banco de Occidente S.A.	Banco Popular S.A.	Banco AV Villas S.A.	Corficolombiana S.A.
	(in Percentage)
CFEN	107.0	105.6	112.5	107.2	97.2

	At December 31, 2023
	Banco de Bogotá S.A.	Banco de Occidente S.A.	Banco Popular S.A.	Banco AV Villas S.A.	Corficolombiana S.A.
	(in Percentage)
CFEN	108.6	108.8	108.8	111.1	98.2

Market Risk Management

Market risk management focuses on the probability of changes in the value of the investment’s portfolios due to fluctuations in financial instruments’ prices.

The holding company of Grupo Aval does not have material market risk on its own.  However, it monitors and oversees market risk at a consolidated entities level through reports received from its financial subsidiaries, which have the primary responsibility of managing their market risk. The financial subsidiaries present market risk, primarily derived from the banks’ lending, trading and investment activities. The main sources of market risks to which financial subsidiaries are exposed to are interest rate risk, foreign exchange rate risk, variations in stock price risk and investment fund risk.

Grupo Aval and its financial subsidiaries’ respective Boards of Directors, through their Risk Management Committees, are responsible for establishing policies, procedures, and risk limits regarding market risk (banking and trading book). Additionally, these committees monitor overall performance considering the risks assumed. These policies and procedures describe the control framework used by Grupo Aval and its financial subsidiaries to identify, measure, and manage market risk exposures inherent in financials activities. The main purpose of these policies and procedures is to set risk limits.

See Note 4.2. of our audited consolidated financial statements for the regulatory value-at-risk methodology and results, structural foreign exchange risk, interest rate risk in the banking book and sensitivity of Grupo Aval’s consolidated balance sheet .

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

Grupo Aval and its subsidiaries comply with the minimum capital requirements for operational risk in their solvency calculation, in accordance with the instructions established in the Basic Accounting and Financial Circular (CBCF). The credit institutions base their calculation on the standard method to determine the exposure to operational risk; currently the subordinates have operational risk event bases certified by the regulator, so the internal loss indicator (IPI) is determined based on this element.

In the case of the pension and severance fund management company, the Superintendency of Finance has established a different methodology in the same circular.

According to the standard model, the operational risk for Grupo Aval´s financial subsidiaries consolidated at their level and their respective value in basis points of regulatory capital of December 31, 2024 and 2023 was as follows:

	At December 31, 2024		At December 31, 2023
Entity	Value	Basis Points of Regulatory Capital	Value	Basis Points of Regulatory Capital

	(in Ps millions)
Banco de Bogotá and subsidiaries	7,382	112	6,806	106
Banco de Occidente and subsidiaries	3,151	83	2,625	74
Banco Popular and subsidiaries	4,605	224	5,138	109
Banco AV Villas S.A.	1,144	129	1,064	117
Corficolombiana and subsidiaries	3,022	560	3,319	664
Porvenir S.A.	1,349	5,089	1,360	2,302
Aval Fiduciaria	143	7,117	125	5,422
Aval Casa de Bolsa	35	1,452	28	2,619

1 The information about Banco Popular and subsidiaries includes the operational risk of Corficolombiana and subsidiaries. However, taking into account the materiality of operational risk in Corficolombiana and subsidiaries it is also presented separately in this table.

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

Furthermore, recovery and restoration strategies have been strengthened, increasing the levels of business resilience, and strengthening the continuity plans of the subsidiaries. The review of critical suppliers and cloud services continue to be pillars of improvement in the business continuity strategies of Grupo Aval and its subsidiaries.

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

In 2024 Grupo Aval and its subsidiaries, maintained its analysis of external transactional fraud events, identifying their modalities and causes in order to generate mitigating actions that protect the service offered by our entities. Identifying the vulnerabilities of products and services allows executing action plans that look to improve the service to customers and users.

The articulation with the operation of other risks such as cybersecurity, operational risk and conduct risk, allow creating synergies for the definition and implementation of controls that seek to mitigate the risk of transactional external fraud.

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

Anti-bribery and anti-corruption

Grupo Aval has designed controls to safeguard that its employees act with integrity in all their dealings and strictly prohibits bribery and corruption in any form. Grupo Aval is committed to a policy of zero tolerance against corruption. Anti-corruption principles are stated in the Corporate Anti-Corruption Policy and are summarized below, based on the fundamental principle of zero tolerance:

●	Employees of Grupo Aval and of all its subsidiaries must conduct their business fairly, honestly, accountably and transparently; therefore, all forms of corruption, including facilitation payments, are strictly prohibited;
●	Ethical lines of Grupo Aval and its subsidiaries are available to employees and third-parties. Any complaints are carefully investigated, ensuring appropriate actions and the whistleblowers anonymity. Other means such as email and web pages can be used to report corruption events;
●	Gifts or entertainment must always be proportionate and reasonable, must have a legitimate purpose and must not create a conflict of interest or the perception thereof;
●	Donations, sponsorships and other operations are controlled, regulated by strict principles, and should be reported to Compliance Officers; and
●	Questionable behavior should be challenged, and rumors of improper payments or activities should be reported to management or could be reported via the whistleblower reporting channels.

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

Conglomerate Risk

As of December 31, 2024, Aval Financial Conglomerate includes 28 Colombian and foreign entities that undertake activities under the supervision of the Superintendency of Finance (SFC).

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

Throughout 2024, financial conglomerate's risks management function was carried out in accordance with the defined policies, procedures, and methodologies.

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

For the year ended December 31, 2024 we received U.S.$57,250 in payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.          Defaults

No matters to report.

B.          Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Material modifications to instruments

Not applicable.

B.          Material modifications to rights

Not applicable.

C.          Withdrawal or substitution of assets

Not applicable.

D.          Change in trustees or paying agents

Not applicable.

E.          Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.          Disclosure controls and procedures

As of December 31, 2024, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of our disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Officer and our Chief of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the guidelines set forth by the COSO 2013.

Based on this assessment, management believes that, as of December 31, 2024, its internal control over financial reporting was effective.

C.          Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2024, has been audited by KPMG, an independent registered public accounting firm. KPMG’s Report of Independent Registered Public Accountant Firm appears on page F-2.

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

ITEM 16C. Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2024	2023

	(In Ps millions)
Audit fees	33,800	30,857
Audit-related fees	—	—
Tax fees	54	61
All other fees paid	—	—

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 33,800 million and Ps 30,857 million for the years 2024 and 2023, respectively.

Additionally, tax fees paid, which include other consultancy fees different from audit and audit-related fees, totaled Ps 54 million and Ps 61 million for the years ended 2024 and 2023, respectively.

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

The following table presents the number of our preferred shares approved for purchase by our company or by “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended):

			Total Number of Shares	Maximum Number of
			Purchased as Part of	Shares that May Yet be
	Total Number of Shares	Average Price Paid per	Publicly Announced Plans	Purchased Under the Plans or
Period	Purchased	Share	or Programs	Programs
January, 2024	—	—	—	578,495,052
February, 2024	—	—	—	578,495,052
March, 2024	—	—	—	578,495,052
April, 2024	—	—	—	578,495,052
May, 2024	—	—	—	578,495,052
June, 2024	—	—	—	—
July, 2024	—	—	—	—
August, 2024	—	—	—	—
September, 2024	—	—	—	—
October, 2024	—	—	—	—
November, 2024	—	—	—	—
December, 2024	—	—	—	—

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

ITEM 16K. Cybersecurity

At Grupo Aval and its subsidiaries, cybersecurity risk management is an integral part of our enterprise risk management program. We establish policies, methodologies, and procedures aligned with local regulations, international standards, and industry best practices. In recent years, we have significantly expanded our capabilities to counteract the increasing number of attempts to breach our security barriers, the growing use of the Internet and automated processes, and the diversification of financial transaction channels. Our cybersecurity risk management framework provides a structured approach for handling threats and incidents, including those linked to third-party service providers. It includes steps for assessing the severity of threats, identifying their sources, implementing mitigation strategies, and informing management and the Board of Directors of material cybersecurity risks.

We and our financial subsidiaries engage third-party security experts for risk assessment and system enhancements. Additionally, our cybersecurity team provides annual training to all employees.

One of the greatest cybersecurity risks in 2024 is the increasing sophistication of AI-based attacks, which are growing exponentially in speed and success rate. Quantum computing also presents a significant risk, as it threatens to render current cryptographic protocols obsolete, posing substantial security challenges for data and communication systems. Grupo Aval actively monitors and mitigates these risks through a robust control environment based on industry best practices, specialized security frameworks, and proactive measures.

To strengthen transactional security, we have implemented risk engines that leverage predictive AI based on neural networks and self-learning algorithms. These systems detect fraudulent behavior in real time with high accuracy, reducing user friction and enhancing customer experience.

To mitigate risks associated with the increasing use of digital channels, we have implemented additional security controls, including:

●	Restricting channels for sending multi-factor authentication codes.
●	Enhancing fraud intelligence through AI-driven statistical models.
●	Strengthening the digital channel enrollment process with new technologies, such as facial biometrics.
●	Expanding transaction monitoring processes.
●	Reinforcing client cybersecurity awareness campaigns.
●	Establishing a process requiring each subsidiary to report changes to security controls or the implementation of new measures.

Throughout 2024, we maintained and enhanced security controls for remote work environments to restrict and protect access to information and technological resources for our employees.

The Board of Directors of our financial subsidiaries has overall oversight of cybersecurity risk management. This responsibility is delegated to the Cybersecurity and Information Security Committee and its equivalents at the Board level. These committees ensure that management has processes in place to identify and evaluate cybersecurity risks, implement mitigation strategies, and report material cybersecurity threats to the Board and the Corporate Vice Presidency of Risk and Compliance.

Grupo Aval’s Board of Directors has designated a member to oversee cybersecurity risk management at a corporate level. Management is responsible for continuously assessing material cybersecurity risks, monitoring potential exposures, implementing mitigation measures, and maintaining cybersecurity programs. Our cybersecurity programs are directed by the Corporate Vice Presidency of Risk and Compliance and the Corporate Vice Presidency of Information Technology. These teams consist of certified and experienced professionals in information systems security and cybersecurity risk management.

Grupo Aval’s management, including the Vice Presidency of Risk and Compliance and cybersecurity teams, regularly update their Boards of Directors and Cybersecurity and Information Security Committees on the company’s cybersecurity programs, risks, and mitigation strategies. Reports are provided semi-annually or quarterly in some subsidiaries, covering third-party assessments, developments in cybersecurity, and updates to mitigation strategies.

In 2024, we did not identify any cybersecurity threats that materially affected or are likely to materially affect our business strategy, operations, or financial condition. However, despite our efforts, we acknowledge that cybersecurity risks cannot be entirely eliminated, and we cannot guarantee that we have not experienced an undetected cybersecurity incident.

For more information on these risks, please refer to: “Item 3. Key Information—Risk Factors—Other Risks Relating to Our Businesses—We Are Subject to Cybersecurity Threats” and “Item 3. Key Information—Risk Factors—Other Risks Relating to Our Businesses—Failure of Our Information Systems Could Materially and Adversely Affect Our Risk Management, Internal Controls, and Financial Condition”.

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

8.1	Subsidiaries of the registrant.

11.1	Securities Trading Policy (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20–F for the year ended December 31, 2023, filed with the SEC on April 17, 2024).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Grupo Aval Clawback Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20–F for the year ended December 31, 2023, filed with the SEC on April 17, 2024).

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF 104.	Inline XBRL Taxonomy Extension Definition Linkbase Document Inline XBRL Cover Page Interactive Data File (embedded within the Inline XBRL document).

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Grupo Aval.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Aval Acciones y Valores S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aval Acciones y Valores S.A. and subsidiaries (Grupo Aval) as of December 31, 2024 and 2023, the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, Grupo Aval maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(i)	Assessment of the loss allowance on the loan portfolio

As discussed in Notes 4.1.5 and 11 to the consolidated financial statements, Grupo Aval’s loss allowance for its loan portfolio was 10,006,639 million of Colombian pesos as of December 31, 2024. The Group measures the loss allowance for its loan portfolio at an amount equal to lifetime Expected Credit Losses (ECL), except for those loans that have not experienced a Significant Increase in Credit Risk (SICR) since their initial recognition for which Grupo Aval calculates a twelve-month ECL. The loss allowance for the loan portfolio reflects a probability weighted outcome that considers multiple economic scenarios based on forecasts of future economic conditions and is determined as a function of Grupo Aval’s estimate of the Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) of each loan. Grupo Aval uses complex models which incorporate inputs and assumptions that require knowledge of the market and experience in the industry. In addition, for significant impaired loans, allowance estimates are made through individual evaluation based on quantitative criteria, such as the methods of discounted cash flow and fair value of the guarantee, and qualitative criteria that involve knowledge of the customer's current situation, the environment in which it carries out its activities, legal or bankruptcy proceedings and expert judgment, among other aspects.

We identified the assessment of the loss allowance for the loan portfolio as a critical audit matter. Significant auditor judgment was required because there is a high degree of measurement uncertainty due to significant judgments inherent to the methodology, including judgments on forward-looking information and credit impaired clients or exposures. Assessment of the loss allowance on the loan portfolio required significant auditor attention and complex auditor judgment as well as specialized skills and industry knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Grupo Aval’s process for calculating the loss allowance for loans. This included controls related to: (i) the models and assumptions used; (ii) the economic forecasting; (iii) the completeness and accuracy of data; and (iv) the review of the overall allowance for impairment losses, including the application of judgment applied by Grupo Aval We involved credit risk professionals with specialized skills and knowledge who assisted in: (i) evaluating the models and key inputs used in determining PD, LGD and EAD parameters; (ii) evaluating the forecasts of macroeconomic variables and the probability weighting of scenarios; (iii) assessing the qualitative adjustments applied to the loss allowance for loans; (iv) for a sample of individually significant loans, checking the accuracy of the impairment calculation and analyzing the values of the guarantees; and (v) for a sample of individually significant loans, assessing the credit risk rating assigned by Grupo Aval.

(ii)	Assessment of the fair value of financial assets related to concession arrangements.

As discussed in Notes 2.20, 5 and 16 to the consolidated financial statements Grupo Aval has
4,181,835 million of Colombian pesos of financial assets arising from concession contracts which are measured at fair value and classified as level 3 as of December 31, 2024. Grupo Aval is party to concession arrangements with the Colombian Government for the construction and subsequent maintenance of infrastructure, for a given period of time. In exchange Grupo Aval is entitled to receive direct payments from the government and / or fees charged to the end users of the infrastructure. During the construction phase Grupo Aval recognizes revenue and a financial asset for payments that are unconditionally guaranteed, and / or an intangible asset for payments which are linked to the use of the infrastructure. Performance obligations related to the construction services are satisfied over time and the amount of revenue recognized is dependent on the stage of completion of the construction services and the fair value of the asset being recognized. Grupo Aval has designated some of the financial assets related to concession arrangements to be measured at fair value through profit or loss subsequent to initial recognition.

We identified the fair value of financial assets related to concession arrangements as a critical audit matter. It involved significant auditor judgment and audit effort, including the involvement of valuation professionals with specialized skills and knowledge. For financial assets related to concession arrangements subsequently measured at fair value through profit or loss, auditor judgment was required to evaluate the models developed by Grupo Aval to estimate their fair value as well as the significant unobservable inputs and assumptions to these models. The significant unobservable inputs and assumptions to the models include the weighted average cost of capital (WACC) and the future inflation rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Grupo Aval’s process to determine the fair value of financial assets arising from concession contracts. This included controls related to: (i) the review of the inputs and assumptions used; and (ii) the review and approval of the fair value of the assets. We involved valuation professionals with specialized skills and knowledge who assisted in: (i) assessing whether the internally developed models are consistent with valuation practices generally used for that purpose and IFRS; (ii) comparing the WACC to a range determined using market-verified macroeconomic assumptions and (iii) evaluating the future inflation rates by comparing to available market data.

/s/ KPMG S.A.S.

KPMG S.A.S
We have served as Grupo Aval’s auditor since 1985.
Bogotá, Colombia

April 28, 2025

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Notes		2024		2023
Assets
Cash and cash equivalents	6, 7	Ps.	16,998,859	Ps.	18,597,861

Trading assets	6, 8		20,163,214		15,451,121
Investment securities	6, 9		39,162,618		34,425,693
Hedging derivative assets	6, 10		54,019		48,662

Loans	4.1, 6, 11
Commercial			116,119,698		107,440,424
Consumer			61,976,325		59,999,611
Mortgages			22,035,727		18,486,206
Microcredit			4,375		277,529
			200,136,125		186,203,770
Loss allowance	4.1.5		(10,006,639)		(10,035,715)
Total loans, net			190,129,486		176,168,055

Other accounts receivable, net	6, 12		27,958,402		25,617,225
Non-current assets held for sale	13		105,214		101,184
Investments in associates and joint ventures	14		1,430,596		1,290,683

Tangible assets	15
Property, plant and equipment for own-use and given in operating lease			4,680,543		4,521,792
Right-of-use assets			1,351,624		1,336,957
Investment properties			972,935		906,469
Biological assets			238,339		230,672
			7,243,441		6,995,890
Intangibles
Concession arrangement rights	16		14,314,560		13,557,267
Goodwill	17		2,223,608		2,202,222
Other intangible assets	18		2,758,318		2,382,427
			19,296,486		18,141,916

Income tax assets	19
Current			3,149,902		2,596,837
Deferred			1,628,201		1,280,912
			4,778,103		3,877,749

Other assets			538,945		465,557
Total assets		Ps.	327,859,383	Ps.	301,181,596

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Financial Position, continued

As of December 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Notes		2024		2023
Liabilities and equity
Liabilities

Trading liabilities	6, 8	Ps.	1,011,934	Ps.	2,154,361
Hedging derivative liabilities	6, 10		21,658		217,566

Customer deposits	20
Checking accounts			24,579,536		23,809,859
Savings accounts			79,614,904		71,149,883
Time deposits			96,329,827		86,597,460
Other			347,910		430,194
			200,872,177		181,987,396

Financial obligations	21
Interbank borrowings and overnight funds			18,509,769		15,081,920
Borrowings from banks and others			28,098,159		27,031,593
Bonds issued			26,215,847		23,427,826
			72,823,775		65,541,339

Provisions	23
Legal related			192,526		217,689
Non legal related			910,145		865,594
			1,102,671		1,083,283

Income tax liabilities	19
Current			247,502		268,347
Deferred			5,616,464		5,546,640
			5,863,966		5,814,987

Employee benefits	22		1,003,303		907,808
Other liabilities	24		11,996,981		11,954,440
Total liabilities			294,696,465		269,661,180

Equity
Owners of the parent	25
Subscribed and paid-in capital			23,744		23,744
Additional paid-in capital	21.4		9,508,062		9,571,374
Retained earnings	25.1		8,163,434		7,731,773
Other comprehensive income	25.5		(243,983)		(544,219)
Equity attributable to owners of the parent			17,451,257		16,782,672
Non-controlling interests	26		15,711,661		14,737,744
Total equity			33,162,918		31,520,416
Total liabilities and equity		Ps.	327,859,383	Ps.	301,181,596

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Income

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	For the years ended
Continuing operations	Notes		2024		2023		2022
Interest income calculated using the effective interest method
Loan portfolio	11	Ps.	25,465,582	Ps.	26,534,115	Ps.	17,559,516
Investments in debt securities			2,716,350		2,385,289		1,843,516
Total interest income			28,181,932		28,919,404		19,403,032

Interest expense	21.3
Deposits			(15,194,029)		(16,214,226)		(7,756,432)
Financial obligations			(5,720,304)		(6,418,204)		(3,907,963)
Total interest expense			(20,914,333)		(22,632,430)		(11,664,395)
Net interest income			7,267,599		6,286,974		7,738,637

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable			(4,755,134)		(4,751,039)		(3,120,403)
Other financial assets			(4,163)		12,871		(16,723)
Recovery of charged-off financial assets			574,260		555,774		643,978
Net impairment loss on financial assets			(4,185,037)		(4,182,394)		(2,493,148)
Net interest income, after impairment losses			3,082,562		2,104,580		5,245,489

Income from commissions and fees			4,616,144		4,356,336		3,874,439
Expenses from commissions and fees			(1,032,350)		(1,003,813)		(970,676)
Net income from commissions and fees	28		3,583,794		3,352,523		2,903,763

Income from sales of goods and services			11,048,600		11,223,556		12,141,327
Costs and expenses of sales goods and services			(8,571,245)		(8,005,597)		(7,596,231)
Gross profit from sales of goods and services	28		2,477,355		3,217,959		4,545,096

Net trading income (loss)	29		1,404,404		(916,049)		1,559,626
Net income from other financial instruments mandatorily at fair value through profit or loss	16		350,919		323,685		278,751
Other income	30		890,668		3,751,306		(848,571)
Other expenses	30		(8,651,798)		(8,346,454)		(7,409,783)

Net income before tax expense			3,137,904		3,487,550		6,274,371
Income tax	19		(946,427)		(1,310,434)		(2,271,404)
Net income from continuing operations		Ps.	2,191,477	Ps.	2,177,116	Ps.	4,002,967

Net income from discontinued operations, net of tax	1.1		—		—		866,166
Net income for the year		Ps.	2,191,477	Ps.	2,177,116	Ps.	4,869,133

Net income attributable to owners of the parent
Net income for the period from continuing operations			1,015,087		739,003		1,888,895
Net income for the period from discontinued operations, net of tax	1.1		—		—		593,990
Owners of the parent	25	Ps.	1,015,087	Ps.	739,003	Ps.	2,482,885

Net income attributable to non-controlling interests
Net income for the period from continuing operations			1,176,390		1,438,113		2,114,072
Net income for the period from discontinued operations, net of tax	1.1		—		—		272,176
Non-controlling interests	26	Ps.	1,176,390	Ps.	1,438,113	Ps.	2,386,248
Net income for the year		Ps.	2,191,477	Ps.	2,177,116	Ps.	4,869,133

Net income per share basic and diluted (in Colombian pesos, see note 25.3)			42.75		31.12		107.29

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes		2024		2023		2022
Net income for the year		Ps.	2,191,477	Ps.	2,177,116	Ps.	4,869,133
Other comprehensive income
Items that will be reclassified to profit or loss
Net gain (loss) on hedges of net investments in foreign operations:	10.1, 25.5
Hedged items			514,713		(797,514)		(6,675,329)
Hedging derivative instrument			—		—		4,051,499
Hedging non-derivative instrument			(500,007)		760,997		2,549,821
Cash flow hedges	10.2, 25.5		55,081		(35,923)		(2,396)
Foreign currency translation differences from unhedged foreign operations	25.5		247,019		(409,671)		1,356,213
Unrealized (losses) gains on securities at FVOCI
Debt financial instruments	9.2, 25.5		(112,692)		1,795,666		(2,187,495)
Investments in associates and joint ventures	14, 25.5		15,329		(35,892)		81,730
Income tax	19.6, 25.5		238,675		(818,733)		(1,926,071)
			458,118		458,930		(2,752,028)

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property	25.5		16,741		(1,963)		461
Unrealized gains (losses) on equity securities at FVOCI	9.4, 25.5		301,497		156,383		(439,150)
Actuarial (losses) gains from defined benefit pension plans	25.5		(17,739)		(56,324)		95,819
Income tax	19.6, 25.5		(12,484)		5,501		(67,977)
			288,015		103,597		(410,847)

Other comprehensive income, net of taxes	25.5	Ps.	746,133	Ps.	562,527	Ps.	(3,162,875)
Total comprehensive income, net of taxes		Ps.	2,937,610	Ps.	2,739,643	Ps.	1,706,258

Total comprehensive income for the year attributable to:
Owners of the parent			1,315,323		1,341,349		219,138
Non-controlling interests			1,622,287		1,398,294		1,487,120
		Ps.	2,937,610	Ps.	2,739,643	Ps.	1,706,258

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

									Equity
	Subscribed		Additional		Appropriated		Other		attributable to		Non-
	and paid-in		paid – in		retained		comprehensive		owners of the		controlling
	capital		capital		earnings		income (OCI)		parent		interest (NCI)		Total equity
Balance at January 1, 2022	Ps.	22,281	Ps.	8,490,799	Ps.	13,383,391	Ps.	1,117,182	Ps.	23,013,653	Ps.	16,457,994	Ps.	39,471,647
Issuance of shares		1,463		1,082,307		—		—		1,083,770		572,085		1,655,855
Dividends declared in shares (1)		—		—		(1,083,770)		—		(1,083,770)		(572,008)		(1,655,778)
Dividends declared in cash (1)		—		—		(119,405)		—		(119,405)		(550,390)		(669,795)
Equity transactions		—		(1,732)		—		—		(1,732)		(13,359)		(15,091)
Spin Off (2)		—		—		(6,638,961)		—		(6,638,961)		(3,019,613)		(9,658,574)
Effect of realization		—		—		(5,188)		—		(5,188)		(2,312)		(7,500)
Other comprehensive income		—		—		—		(2,263,747)		(2,263,747)		(899,128)		(3,162,875)
Withholding Tax over dividends		—		—		(535)		—		(535)		(4,828)		(5,363)
Net income		—		—		2,482,885		—		2,482,885		2,386,248		4,869,133
Balance at December 31, 2022	Ps.	23,744	Ps.	9,571,374	Ps.	8,018,417	Ps.	(1,146,565)	Ps.	16,466,970	Ps.	14,354,689	Ps.	30,821,659
Dividends declared in cash (1)		—		—		(1,025,718)		—		(1,025,718)		(1,014,789)		(2,040,507)
Effect of realization		—		—		1,423		—		1,423		317		1,740
Other comprehensive income		—		—		—		602,346		602,346		(39,819)		562,527
Deconsolidation of entities		—		—		(1,041)		—		(1,041)		(914)		(1,955)
Withholding Tax over dividends		—		—		(311)		—		(311)		147		(164)
Net income		—		—		739,003		—		739,003		1,438,113		2,177,116
Balance at December 31, 2023	Ps.	23,744	Ps.	9,571,374	Ps.	7,731,773	Ps.	(544,219)	Ps.	16,782,672	Ps.	14,737,744	Ps.	31,520,416
Dividends declared in cash (1)		—		—		(569,843)		—		(569,843)		(618,579)		(1,188,422)
Effect of realization		—		—		(9,573)		—		(9,573)		(4,405)		(13,978)
Other comprehensive income		—		—		—		300,236		300,236		445,897		746,133
Equity transactions (3)		—		(63,312)		—		—		(63,312)		(13,511)		(76,823)
Withholding Tax over dividends		—		—		(4,010)		—		(4,010)		(11,875)		(15,885)
Net income		—		—		1,015,087		—		1,015,087		1,176,390		2,191,477
Balance at December 31, 2024	Ps.	23,744	Ps.	9,508,062	Ps.	8,163,434	Ps.	(243,983)	Ps.	17,451,257	Ps.	15,711,661	Ps.	33,162,918
(1)	See note 25.2 “Declared Dividends”.
(2)	See note 1.1. “Discontinued operations of BAC Holding”.
(3)	See note 25.4 “Equity transactions”

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes		2024		2023		2022 (1)
Cash flows from operating activities:
Net income before income tax		Ps.	3,137,904	Ps.	3,487,550	Ps.	6,274,371

Reconciliation of net income before taxes and net cash (used) provided by operating activities:
Depreciation of tangible assets and right-of-use assets	15, 28, 30		588,288		557,062		559,875
Amortization of intangible assets	28, 30		686,337		594,109		530,625
Impairment losses on loans and other accounts receivable	4.1.5		4,826,291		4,802,074		3,179,476
Net interest income			(7,267,599)		(6,286,974)		(7,738,637)
Accrued dividends	30		(148,452)		(126,274)		(119,888)
Net gains on sales of non-current assets held for sale			(21,498)		(47,994)		(9,687)
Gain on sale of property plant and equipment for own-use			(75,508)		(344,742)		(140,229)
Loss on sale of investment property			14,398		22,177		17,305
Gain on biological assets			(9,377)		(10,467)		(13,041)
Valuations and interest from concession agreements			(2,850,244)		(3,916,465)		(5,136,704)
Foreign exchange losses (gains)	30		454,818		(2,253,925)		1,825,718
Profit of equity accounted on investments in associates and joint ventures	14, 30		(378,396)		(371,397)		(372,777)
Net (gains) or losses on fair value adjustments of:
Derivatives	29		(415,640)		2,581,132		(1,529,855)
Non-current assets held for sale	13		4,662		268		76
Investment properties	15		(35,841)		(84,958)		(55,930)
Biological assets	15		(7,589)		(18,601)		(56,859)

Changes in operating assets and liabilities:
Trading assets			(5,566,417)		(2,764,761)		545,497
Other accounts receivable			(719,903)		(975,734)		(2,376,815)
Derivatives			238,494		(2,091,326)		1,379,945
Other assets			(136,824)		(78,251)		121,837
Other liabilities and provisions			1,085,770		1,434,088		462,871
Employee benefits			49,199		(27,517)		7,928
Loans			(13,964,962)		(7,600,446)		(27,840,725)
Customer deposits			14,823,718		15,352,172		17,835,153
Interbank borrowings and overnight funds			3,326,240		5,881,960		(1,352,653)
Borrowings from banks and others			(1,213,612)		(4,105,107)		9,127,800
Interest received			28,017,616		26,104,288		16,944,928
Interest paid			(21,411,250)		(21,529,719)		(10,608,415)
Interest paid on leases			(239,745)		(202,362)		(146,275)
Income tax paid			(2,008,589)		(1,974,359)		(1,537,039)
Net cash provided (used in) operating activities		Ps.	782,289	Ps.	6,005,501	Ps.	(222,124)

(1) See note 1.1, Information was not modified with respect to previous years.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022, continued

(Amounts expressed in millions of Colombian pesos)

	Notes		2024		2023		2022 (1)
Cash flows from investing activities:
Acquisition of property, plant and equipment for own use and operating lease	15	Ps.	(636,099)	Ps.	(589,071)	Ps.	(519,368)
Acquisition of investment property	15		(793)		(163)		(2,266)
Additions of cost of biological assets	15		(26,572)		(26,118)		(28,368)
Capitalization and payments in concession contracts			305,686		853,778		452,612
Additions of others intangibles assets			(658,589)		(683,457)		(598,177)
Acquisition of investments at FVOCI			(15,351,132)		(24,353,596)		(21,008,926)
Proceeds from sale of investments at FVOCI			12,048,278		25,675,840		23,492,758
Proceeds from sale of own property and equipment			78,499		76,699		72,991
Proceeds from sale of investment properties			66,358		111,542		76,306
Proceeds from sale of biological assets			35,871		37,144		40,624
Proceeds from sale of non-current assets held for sale			49,699		61,652		41,635
Purchases of financial assets at amortized cost			(7,822,526)		(8,016,108)		(6,914,604)
Redemptions of financial assets at amortized cost			8,326,666		8,219,792		6,403,372
Dividends received from investments			445,602		477,568		411,369
Acquisition of investments in associates	14		(2,486)		(2,433)		(7,267)
Capitalized leasing cost			(335)		(132)		(690)
Proceeds from sale of investments in associates	1.1		—		—		2,645,914
Deconsolidation of entities			—		(2,290)		—
Discontinued operation	1.1		—		—		(17,570,390)
Net cash (used) provided in investing activities		Ps.	(3,141,873)	Ps.	1,840,647	Ps.	(13,012,475)

Cash flows from financing activities:
Dividends paid to shareholders	21.4		(728,181)		(766,537)		(414,267)
Dividends paid to non-controlling interest	21.4, 26		(667,330)		(915,933)		(615,177)
Issuance of debt securities	21.4		2,262,527		2,609,994		695,136
Payment of outstanding debt securities	21.4		(1,758,387)		(4,072,742)		(7,837,898)
Leases	21.4		(416,640)		(391,667)		(383,472)
Equity transaction	21.4, 25.4		(55,000)		—		(15,014)
Net cash used in financing activities			(1,363,011)		(3,536,885)		(8,570,692)
Effect of foreign currency changes on cash and cash equivalents			2,123,593		(2,744,259)		3,588,921
Decrease in cash and cash equivalents from discontinued operations	1.1		—		—		(1,393,602)
(Decrease) increase in cash and cash equivalents			(1,599,002)		1,565,004		(19,609,972)
Cash and cash equivalents at beginning of year	7	Ps.	18,597,861	Ps.	17,032,857	Ps.	36,642,829
Cash and cash equivalents at end of year	7	Ps.	16,998,859	Ps.	18,597,861	Ps.	17,032,857

(1) See note 1.1, information was not modified with respect to previous years.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

NOTE 1 – REPORTING ENTITY

Grupo Aval Acciones y Valores S.A. (hereinafter the “The Group” or “Grupo Aval”) was established under Colombian law in January 7, 1994, with its main offices and business address registered in Bogotá, D.C., Colombia. The corporate purpose of Grupo Aval is the purchase and sale of securities issued by financial and commercial entities. Grupo Aval is the majority shareholder of Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., entities whose main purpose is to perform all transactions, operations and services inherent to the banking business, pursuant to applicable laws and regulations. Furthermore, through its direct and indirect investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”), in Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), in Aval Fiduciaria S.A. and in Aval Casa de Bolsa S.A. – Sociedad Comisionista de Bolsa. Grupo Aval also engages in investment banking activities, trust services and investment management of trust funds, securities brokerage activities,  investments in the non-financial sector and manages pensions and severance funds in Colombia.

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

When preparing its Consolidated Financial Statements, Grupo Aval Acciones y Valores S.A., directly consolidates the following entities:

Banco de Bogotá S.A.

Banco de Bogotá S.A., in which Grupo Aval holds 68.93% of the voting rights and 68.93% of the ownership interest as of December 31, 2024; was established as a bank on November 15, 1870. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Bogotá is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents details of Banco de Bogotá’s most significant subsidiaries which are indirectly consolidated by Grupo Aval as of December 31, 2024:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Main local direct subsidiaries
Fiduciaria Bogotá S.A.	Management of trust funds.	Bogotá, Colombia	94.99%	65.47%
Almaviva S.A.	Logistics services.	Bogotá, Colombia	95.81%	66.04%
Megalínea S.A.	Technical and administrative services	Bogotá, Colombia	94.90%	65.41%
Main international direct subsidiaries (*)
Banco de Bogotá Panamá S.A.	Commercial banking services.	Panamá, Republic of Panamá	100%	68.93%
Multi Financial Holding	Holding company of Multi Financial Group Inc. (MFG)	Panamá, Republic of Panamá	100%	68.93%

(*) Discontinued operations of BAC Holding Corp. (BAC Holding) (see note 1.1.)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Banco de Occidente S.A.

Banco de Occidente S.A., in which Grupo Aval holds 72.27% of the voting rights and 72.27% of the ownership interest as of December 31, 2024; was established as a banking entity on April 30, 1965. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Occidente is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco de Occidente’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as of December 31, 2024:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Fiduciaria de Occidente S.A.	Management of trust funds.	Bogotá, Colombia	94.98%	70.86%
Banco de Occidente (Panamá), S.A.	Commercial banking services.	Panamá, Republic of Panamá	95.00%	68.66%
Occidental Bank Barbados Ltd.	Commercial banking services.	Barbados	100%	72.27%

Banco Popular S. A.

Banco Popular S. A., in which Grupo Aval holds 93.74% of the voting rights and 93.74% of the ownership interest as of December 31, 2024; was established as a banking entity on July 5, 1950. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. Its commercial purpose is to participate in and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

On November 22, 2023, Grupo Aval, Banco de Bogotá S.A., Banco de Occidente S.A. and Banco Popular S.A., entered into a shareholders’ agreement pursuant to which Banco Popular S.A. will act as the controlling entity of Corporación Financiera Colombiana S.A. ("Corficolombiana") according to the terms of articles 260 and 261 of the Colombian Code of Commerce, as well as the requirements established in IFRS 10. The execution of the aforementioned agreement does not entail any change in the share ownership of Corficolombiana currently held by the parties to the agreement, nor any modification of the beneficial owner of Corficolombiana

The following table presents the details of Banco Popular’s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2024:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Alpopular S.A.	Conservation and custody of documents; transportation of products at national and international levels.	Bogotá, Colombia	71.10%	66.65%
Fiduciaria Popular S.A.	Management of trust funds.	Bogotá, Colombia	94.85%	88.91%
Corporación Financiera Colombiana – Corficolombiana S.A. (1)	Active management of a diversified equity portfolio through controlled and uncontrolled investments in strategic sectors including infrastructure, energy and gas, agribusiness and hotels.	Bogotá, Colombia	55.73%	40.53%

(1) Corficolombiana S.A., (in which Grupo Aval and its subsidiaries own 55.73% of the aggregate voting rights and Grupo Aval has 40.53% of the ownership interest as of December 31, 2024).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Corficolombiana is a merchant bank authorized to operate by the Superintendency of Finance by the resolution of October 18, 1961. Corficolombiana´s core business is the active management of an equity portfolio through controlling and non-controlling investments in key strategic sectors that include infrastructure, energy and gas, agribusiness and hotels.

The following table presents the details of Corficolombiana´s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2024:

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

Banco Comercial AV Villas S. A.

Banco Comercial AV Villas S. A., in which Grupo Aval holds 80.39% of the voting rights and 79.87% of the ownership interest as of December 31, 2024; was incorporated as a banking entity on October 24, 1972. It was authorized to operate under the terms of the renewal resolution No. 3352 dated August 21, 1992 issued by the Superintendency of Finance. The commercial purpose of Banco AV Villas is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements imposed by Colombian laws and regulations.

The following table presents the details of Banco AV Villas’ subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2024:

Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Aval Valor Compartido S.A. – AVC (1)	ATM network services and maintenance	Bogotá, Colombia	100%	78.93%

(1) Corresponds to the new corporate name of A Toda Hora S.A.

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Porvenir S.A., in which Grupo Aval and its subsidiaries own 100% of the aggregate voting rights and Grupo Aval has an economic interest of 75.76% as of December 31, 2024, was established by Public Deed No. 5307 of Notary 23 of Bogotá on October 23 of 1991, it has an operating permit granted by the Superintendency of Finance through Resolution number 3970 of October 30, 1991; Porvenir is an administrator of pension and severance funds authorized by law.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following table presents the details of Porvenir’s subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2024:

Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Aportes en Línea S.A.	Technical and administrative services.	Bogotá, Colombia	100%	75.18%

Grupo Aval Limited

Grupo Aval Limited is a 100% owned subsidiary of Grupo Aval in Cayman Islands. It was established on December 29, 2011. Grupo Aval Limited is a limited liability company registered with the Assistant of the Registrar of Companies of Cayman Islands under registry number MC-265169, with its Main Office located in Ugland House, South Church Street, George Town, Grand Cayman KY1-1104. It was constituted as a special purpose vehicle for issuing foreign debt. Likewise, this company may, as part of its corporate purpose, develop any business activity within the framework of the law.

Aval Fiduciaria S.A.

Aval Fiduciaria S.A. (the Fiduciary), in which Grupo Aval holds 100% of the voting rights and 96.73% of the ownership interest as of December 31, 2024; is a private corporation subject to the control and supervision by the Superintendency of Finance. The exclusive purpose of Aval Fiduciaria is to carry out all fiduciary businesses regulated by law and by the norms that complement and add thereto on all kinds of movable and immovable, tangible and intangible assets. Its primary domicile is the city of Cali, and it operates through agencies in Bogota, D.C., Medellín, Barranquilla, and Bucaramanga.

Aval Casa de Bolsa S.A. – Sociedad Comisionista de Bolsa

Aval Casa de Bolsa S.A. – Sociedad Comisionista de Bolsa, in which Grupo Aval holds 97.30% of the voting rights and 86.40% of the ownership interest as of December 31, 2024; is a private entity whose corporate purpose is carrying out a commission contract for the purchase and sale of securities registered in the Colombian Securities Exchange and the National Registry of Securities and Issuers (RNVE), the administration of collective investment funds, the administration of securities, the performance of operations on its own account, securities brokerage and the provision of advisory services regarding the capital markets, among others.

Legal and regulatory restrictions

Grupo Aval and its Colombian subsidiaries are subject to the following restrictions to transfer profits or perform transactions, in accordance with the legal requirements in Colombia:

●	Before distributing any dividends to their shareholders, the companies should assign 10% of their profits to a legal reserve until the reserve equals 50% of paid-in capital.
●	The subsidiaries of Grupo Aval that operate in the financial sector in Colombia may not grant loans to a counterpart that exceed 10% of their regulatory capital if the loan is unsecured or 25% if it is granted with an acceptable security or third-party guarantee, as per Superintendency of Finance rules. There is an exception to this rule that extends the maximum limit of up to 25% (without guarantee) when it refers to loans to fourth generation toll roads “4G” infrastructure projects.
●	Pursuant to article 2.1.2.1.8 of Decree 2555 of 2010, banks in Colombia have a lending limit of 30% of their regulatory capital with respect to loans granted to financial entities. These same limits apply all financial entities.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

NOTE 1.1 DISCONTINUED OPERATIONS OF BAC HOLDING

On March 31, 2022, a 75% equity interest held in BAC Holding by Banco Bogotá was spun off. As a result of the spin-off, Banco de Bogotá lost control of BAC Holding, retaining a 25% equity interest recognized as an investment in associates. On December 6, 2022, Banco de Bogotá agreed to sell its 25% equity interest in the outstanding shares of BAC Holding, under a tender offer extended by a related party on October 18, 2022. Afterwards, the Tender Offer was oversubscribed 1.20x, and as a result, Banco de Bogotá sold and transferred 20.89% of its equity interests to the related party on December 19, 2022. The remaining 4.11% ceased to be an investment in associate and was recognized as a financial asset at fair value with changes in OCI (FVOCI) (see note 5.5). On March 17, 2023 Banco de Bogotá sold 4.11% of the shares of BAC Holding International Corp’s outstanding ordinary shares.

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following are BAC Holding´s assets and liabilities which were derecognized at their carrying values as a result of the spin off as of March 31, 2022:

Assets
Cash and cash equivalents	Ps.	17,570,390
Trading assets		158,850
Investment securities		14,286,296
Loans, net		69,778,334
Other accounts receivable, net		915,840
Non-current assets held for sale		63,957
Tangible assets		1,899,743
Goodwill		5,902,410
Other Intangibles		196,106
Income tax assets		227,872
Other assets		186,034
Total assets	Ps.	111,185,832

Liabilities and equity
Liabilities
Trading liabilities	Ps.	904
Customer deposits		83,778,961
Financial obligations		10,938,587
Provisions		39,670
Income tax liabilities		481,239
Employee benefits		246,186
Other liabilities		2,820,225
Total liabilities	Ps.	98,305,772

Owners of the parent:
Equity attributable to owners of the parent	Ps.	12,878,099
Non-controlling interest		1,961
Total equity		12,880,060
Total liabilities and equity	Ps.	111,185,832

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

For the years ended December 31, 2024, 2023 and 2022

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

Cash Flows of spin-off

The following is the detail of the Cash Flow of discontinued operations from January 1 to March 31, 2022:

		March 31,
		2022

Gain of discontinued operations, net of taxes	Ps.	(1,597,512)

Reconciliation of net income before taxes and net cash provided by operating activities:
Effect of realization OCI to income	Ps.	1,052,622
BAC Holding Corp's participation in results		544,890
Net cash provided by operating activities	Ps.	-

Cash flows from investing activities:
Loss of control in subsidiary	Ps.	(17,570,390)

Net cash by investing activities	Ps.	(17,570,390)

Decrease in cash and cash equivalents	Ps.	(1,393,602)

Decrease in cash and cash equivalents		(18,963,992)
Cash and cash equivalents at beginning of year	Ps.	18,963,992
Cash and cash equivalents at end of year	Ps.	-

B) SALE OF BAC HOLDING

Upon completion of the 75% spin-off, BAC Holding was recognized as an investment in associates with a 25% interest and it continued to represent a geographical segment that generated significant income for the Bank through its equity participation, in the geographic area of Central America, in which said entity operates.

On December 14, 2022, the Colombian Stock Exchange communicated to the market the results of the Public Offer for Acquisition (OPA was carried out by a related party controlled by the ultimate beneficial owner of the Group - see note 34) – BAC Holding´s of ordinary shares, stating the acceptance of shares at a price per share of Ps. 293 pesos. As a result of this transaction, Banco de Bogotá sold 9,030,424,454 shares for a value of Ps. 2,645,914, maintaining a 4.11% stake in BAC Holding (see note 5.5) On March 17, 2023 Banco de Bogotá sold 4.11% of the shares of BAC Holding International Corp’s outstanding ordinary shares.

The aforementioned transaction was partially financed by the Group through a loan to the acquiring entity (see note 34).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following are the details of the transaction:

Disposal of BAC Holding		Value
BAC shares before the sale		10,805,047,272

Investment carrying amount as of April 1, (The fair value of the retained interest).	Ps.	3,356,952
Equity method
Share of profit of equity accounted investees, net of tax		251,660
Other Comprehensive Income, investments in associates		(15,364)
Other Comprehensive Income, foreign currency translation differences from hedged		930,900
Other Comprehensive Income, cumulative translation adjustment of the investments		1,439
Derecognition of BAC Holding as an investment in associate	Ps.	4,525,587

Effects on the Income Statement for the period		Value
Derecognition of BAC Holding as an investment in associate	Ps.	(4,525,587)
Recognition of retained interest		519,964
Consideration received		2,645,914

Amount reclassified to discontinued operations as a Share of profit of equity accounted investees, net of tax	Ps.	251,660
Other Comprehensive Income items are reclassified to the Income Statement
Net gain (loss) on hedges of net investments in foreign operations:
Foreign currency translation differences from hedged		930,900
Non-derivative hedging instrument		(900,454)
Foreign currency translation differences from unhedged foreign operations		30,446
Equity method		(15,364)
Cumulative translation adjustment of the investments		1,439
Deferred tax		360,182
Total Other Comprehensive Income reclassifications to the Income Statement	Ps.	376,703
Grupo Aval´s ownership over BAC Holding		68.93%
Attributable to owners of the parent		259,644
Attributable to non-controlling interest		117,059
Total Other Comprehensive Income reclassifications to the Income Statement		376,703

Net income from discontinued operations	Ps.	(731,346)

Cash Flows of sale

		December 31,
		2022

Net income from discontinued operations	Ps.	(731,346)
Effect of realization OCI to income		(376,703)
Net income net, tax expense	Ps.	(1,108,049)

Changes in operating assets and liabilities		1,108,049
Net cash provided by operating activities		-
Net cash used in provided by investing activities		2,645,914
Net cash used by financing activities		-
Effect of foreign currency changes on cash and equivalents		-

Increase in cash and cash equivalents		2,645,914

Cash and cash equivalents at beginning of period	Ps.	-
Cash and cash equivalents at end of period	Ps.	2,645,914

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Summary discontinued operations during the year 2022 BAC Holding Corp. (BAC Holding)

		Spin-off		Sale		Net
		From January 1, to March 31,		December		December
		2022		2022		2022
Interest income calculated using the effective interest method
Loan portfolio	Ps.	1,684,995	Ps.	—	Ps.	1,684,995
Investments in debt securities		164,424		—		164,424
Total interest income		1,849,419		—		1,849,419

Interest expense
Deposits
Checking accounts		(47,739)		—		(47,739)
Savings accounts		(53,608)		—		(53,608)
Time deposits		(324,670)		—		(324,670)
		(426,017)		—		(426,017)
Financial obligations
Interbank borrowings and overnight funds		(253)		—		(253)
Borrowings from banks and others		(66,621)		—		(66,621)
Bonds issued		(61,195)		—		(61,195)
		(128,069)		—		(128,069)
Net interest income		1,295,333		—		1,295,333

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable		(264,926)		—		(264,926)
Other financial assets		(2,850)		—		(2,850)
Net impairment loss on financial assets		(267,776)		—		(267,776)
Net interest income, after impairment losses		1,027,557		—		1,027,557

Income from commissions and fees		753,523		—		753,523
Expenses from commissions and fees		(30,396)		—		(30,396)
Net income from commissions and fees		723,127		—		723,127

Net trading income		953		—		953
Other income		291,413		251,660		543,073
Other expenses		(1,274,056)		(1,359,709)		(2,633,765)

Net income before tax expense		768,994		(1,108,049)		(339,055)
Income tax expense		(224,104)		—		(224,104)
Net income from discontinued operations	Ps.	544,890	Ps.	(1,108,049)	Ps.	(563,159)

Net reclassifications of Other Comprehensive Income	Ps.	1,052,622	Ps.	376,703	Ps.	1,429,325

Net income from discontinued operations, net of tax	Ps.	1,597,512	Ps.	(731,346)	Ps.	866,166

Net income for the year attributable to:
Owners of the parent	Ps.	1,098,073	Ps.	(504,083)	Ps.	593,990
Non-controlling interests		499,439		(227,262)		272,177
Net income from discontinued operations, net of tax	Ps.	1,597,512	Ps.	(731,346)	Ps.	866,166
Net income per share basic and diluted (in Colombian pesos, see note 25.3 "Earnings per share").	Ps.	47.45	Ps.	(21.78)	Ps.	25.67

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Impact on the cash flow report:

The impacts on cash flow for the periods ended are detailed below:

		December 31,
		2022

Gain of discontinued operations, net of taxes	Ps.	(866,166)

Reconciliation of net income before taxes and net cash provided by operating activities:
Effect of realization OCI to income		1,429,325
BAC Holding Corp's participation in results		796,550
Loss on sale of investment and recognition of retained interest		(1,359,709)

Net cash provided by operating activities	Ps.	-

Cash flows from investing activities:

Loss of control in subsidiary	Ps.	(17,570,390)
Proceeds from sale of investments in associates		2,645,914
Net cash by investing activities	Ps.	(14,924,476)

Decrease in cash and cash equivalents	Ps.	(1,393,602)

Decrease in cash and cash equivalents		(16,318,078)
Cash and cash equivalents at beginning of year	Ps.	18,963,992
Cash and cash equivalents at end of year	Ps.	2,645,914

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

NOTE 2 – BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

The Consolidated Financial Statements of Grupo Aval have been prepared in accordance with International Financial Reporting Standards – Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB).

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

The Consolidated Financial Statements were authorized for issuance by the Audit Committee on April 25, 2025.

The following are the main accounting policies applied in preparing the Consolidated Financial Statements of Grupo Aval as of December 31, 2024, 2023 and 2022.

2.1 Basis of preparation of Consolidated Financial Statements

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

Grupo Aval carries out an annual assessment of all its contractual relationships in order to identify new controlled entities or entities where control has been lost. For the year 2024 and 2023, no new entities were identified which had to be consolidated.

The financial statements for Grupo Aval´s subsidiaries are included in the consolidated financial statements since the date on which Grupo Aval acquires control or following control until the date on which control is lost.

During the consolidation process, Grupo Aval combines the assets, liabilities and profits or losses of those entities under control, previously aligning the accounting policies in all the subsidiaries and translating its financial statements to Colombian Pesos. This process includes eliminating intra-group balances and transactions and any unrealized and realized income and

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

expense except for foreign currency translation gains or losses and those taxes which are not subject to elimination arising from intra-group transactions. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests are presented under total equity in the Consolidated Statement of Financial Position of Grupo Aval separately from equity attributable to owners of the parent company.

For consolidation purposes, the Consolidated Statements of Financial Position and Income of entities with a functional currency different form Grupo Aval are translated to Colombian pesos as follows:

●	Assets and liabilities are translated at the closing exchange rate at the reporting date;
●	Income, expense and cash flows are translated at the corresponding month’s average exchange rate since they approximate the exchange rates of each specific transaction;
●	All resulting exchange differences are recognized in other comprehensive income ( “OCI”) and accumulated in the foreign currency translation reserve, except to the extent that the translation difference is allocated to non-controlling interests.

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

d)Joint arrangements

A joint arrangement is one in which two or more parties have joint control of the arrangement. Joint arrangements are divided into joint operations or joint ventures, the classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement, under joint operations the parties having joint control of the agreement have rights to the assets and obligations to the liabilities relating to the agreement. Under joint ventures, the parties having joint control, are entitled to the net assets of the agreement.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

As of December 31, 2024 and 2023, the representative market rates reported by the official price provider (for the U.S. dollar which is the most representative foreign currency for Grupo Aval´s transactions) were Ps 4,409.15 and Ps. 3,822.05 per U.S. $1, respectively.

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

For the years ended December 31, 2024, 2023 and 2022

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

ii. Classification

Financial assets

On initial recognition, a financial asset is classified as: amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL).

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

For the years ended December 31, 2024, 2023 and 2022

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

Interest rates on certain commercial and consumer loans originated by Grupo Aval are pegged to standard variable rates, generally used in each country where Grupo Aval operates and includes a spread. In Colombia, the standard variable rates are based on the DTF (rate interest calculated as the average for time deposits) or the interbank rate (in Spanish Interés Bancario de Referencia), or IBR rates, both of which are calculated weekly by the Central Bank based on information collected from the Colombian financial system, plus a spread. In the case of loans in foreign currency issued in Colombian entities and in other countries Grupo Aval uses SORF interest rates (Secured Overnight Funding Rate) plus a spread.

In these cases, Grupo Aval assesses whether the discretionary feature is consistent with the SPPI criteria by considering a number of factors, including whether:

●	Borrowers are able to prepay the loans without significant penalties;
●	Market competition ensures that interest rates are consistent between banks; and
●	Any regulatory or customer protection framework is in place that requires banks to treat customers fairly.

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

For the years ended December 31, 2024, 2023 and 2022

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

For the years ended December 31, 2024, 2023 and 2022

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

For the years ended December 31, 2024, 2023 and 2022

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

2.7      Trading assets and liabilities

‘Trading assets and liabilities’ are those assets and liabilities that Grupo Aval mainly acquires or incurs for the purpose of selling or repurchasing in the near term or holds as part of a portfolio that is managed comprehensively for short-term profit or position taking. Trading assets and liabilities are initially recognized and subsequently measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized in Consolidated Statement of Income. All changes in fair value are recognized as part of net trading income (loss) in Consolidated Statement of Income.

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

For the years ended December 31, 2024, 2023 and 2022

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

The ‘Loans’ line in the Consolidated Statement of Financial Position includes:

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

See detail of effective interest rate method in note 2.9 Loans.

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

For the years ended December 31, 2024, 2023 and 2022

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

Credit risk impairment losses established over financial guarantee contracts under IFRS 9, are recognized as liabilities under “Provisions – other provisions” and recognized in profit or loss under “other expenses”, (see note 2.5 (x)) “Presentation of allowance for ECL in the Consolidated Statement of Financial Position”.

2.13 Non-current assets held for sale and discontinued operations

Foreclosed assets and non-current assets held for sale, which Grupo Aval intends to sell in a period of less than one year, are recognized as "non-current assets held for sale". These assets are measured at the lower of their carrying value at the time of transfer and fair value, less estimated disposal costs.

A discontinued operation is a component of the entity that has been disposed or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Consolidated Statement of Income.

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

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset.

Asset	Useful Life
Own use buildings	According to appraisals
Equipment, furniture and accessories	From 3 to 25 years
Machinery and equipment (*)	From 5 to 25 years
Computer equipment	From 2 to 12 years
Vehicles	From 5 to 10 years
Bearer plants	From 25 to 35 years

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Biological assets that meet the concept of bearer plant are accounted for as property, plant and equipment.

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

Bearer plants are measured at their cost less accumulated depreciation and any impairment losses. The useful life is equal to the plants´ production periods. The useful life of the rubber plant is thirty-five years while the useful life of the African oil palm is twenty-five years. The depreciation method used is the estimated production units as it most accurately reflects the usage of the assets If the bearer plant is sold for timber at the end of the useful life the value received is considered the residual value of the asset.

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Short-term leases and leases of low-value assets

Grupo Aval has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets (five thousand dollars or less) and short-term leases (maximum term 12 months or less). The Grupo Aval recognizes the lease payments associated with these leases as an expense in profit or loss on a straight-line basis over the lease term.

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

2.17 Biological assets

Biological assets are measured at fair value less disposal cost, both at the time of initial recognition and at the end of reporting period, except for biological assets for which fair value cannot be measured reliably; in which case they are measured at cost less accumulated depreciation and impairment loss. Gains and losses arising from the initial and subsequent fair value measurement of the agricultural products are included in the Consolidated Statement of Income. Costs incurred in the agricultural production process are also recognized directly in the Consolidated Statement of Income.

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

2.18 Business combinations and goodwill

Business combinations are accounted for using the “acquisition method”, when control is transferred to the controlling entity. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired.

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

For the years ended December 31, 2024, 2023 and 2022

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

After initial recognition, an intangible asset shall be carried at its cost less any accumulated amortization and any accumulated impairment losses. The annual amortization rates estimate for each type of assets are:

Intangible Asset	Useful Life
Software and computer applications	From 1 to 20 years
Licenses	From 1 to 15 years
Trademarks	Indefinite
Customer-related assets	From 1 to 10 years
Intellectual property rights	From 1 to 20 years
Models, formulas, designs and prototypes	10 years
Easements	From 20 to 50 years

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

2.21 Impairment of non-financial assets

At each reporting date, Grupo Aval reviews the carrying amounts of its non-financial assets (other than investment properties and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill is tested annually for impairment. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or Cash Generating Units “CGU”. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

c)	Other long-term employee benefits

Long term benefits are different from employee short-term benefits, post-employment benefits and termination benefits. In accordance with the collective bargaining agreements and regulations of each company of Grupo Aval, such benefits are mainly related to seniority bonuses.

Long-term liabilities for employee benefits are determined in the same manner as post-employment benefits described in item (b) above; the only difference is that the changes in the actuarial liability due to changes in the actuarial assumptions are recognized in the Consolidated Statement of Income.

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

2.23 Income taxes

Income tax expense includes both current and deferred tax. Tax expense is recognized in the Consolidated Statement of Income except for items recognized in Other Comprehensive Income or directly in equity.

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

For the years ended December 31, 2024, 2023 and 2022

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

2.27 Revenues

●Net interest income

(i)  Effective interest rate

Interest income and expense are recognized in the Consolidated Statement of Income using the effective interest method. The “effective interest rate” is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

(iv)  Presentation

Interest income and expense presented in the Consolidated Statement of Income include interest calculated on an effective interest basis:

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

For the years ended December 31, 2024, 2023 and 2022

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

Income from performance obligations to provide such services, which are met at a point in time, are recognized when the particular event defined in the contracts occurs. The obligations met over time are recognized considering method of milestones achieved (when only one milestone that considers the delivery of results, income is recognized at a single moment when the final delivery is made).

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

Some contracts include multiple deliverables, such as the installation of fixtures or repairs, which are accounted as separate performance obligations. The transaction price is allocated to each performance obligation based on the stand-alone selling prices (regulated rates). If contracts include the installation of fixtures, the associated revenue is recognized at the point in time when goods are installed, the ownership has been transferred and the customer has accepted the property.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

2.29 New and amended IFRS

New standards and amendments to standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted; however, Grupo Aval has not early adopted them in preparing these Consolidated Financial Statements.

Effective for
Annual Periods
New or Amended Standard	Title of the Standard	Beginning on or After
Forthcoming requirements
Lease Liability in Sale and Leaseback	Amendments to IFRS 16 Leases	January 1,2024
Classification of Liabilities as Current or Non-current	Amendments to IAS 1 Presentation of Financial Statements	January 1,2024
Supplier Finance Arrangements	Amendments to IAS 7 and IFRS 7	January 1,2024
Lack of Exchangeability	Amendments to IAS 21	January 1,2025
Classification and Measurement of Financial Instruments	Amendments to IFRS 7 and IFRS 9 (1)	January 1,2026
Presentation and Disclosure in Financial Statements	IFRS 18 (2)	January 1,2027
Subsidiaries without Public Accountability. Disclosure	IFRS 19	January 1,2027
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Amendments to IFRS 10 and IAS 28	Available for optional adoption/ effective date deferred indefinitely

(1) Classification and measurement of financial instruments. In May 2024, IFRS issued Amendments to the classification and measurement of financial instruments which amended IFRS 9 and IFRS 7. The requirements will be effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted, and are related to:

●	Settling financial liabilities using electronic payment system; and
●	Assessing contractual cash flow characteristics of financial assets, including those with sustainability - linked features.

The Group is in the process of assessing the impact of the new amendments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

(2) Presentation and Disclosure to Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standards introduce the following key new requirements:

●	Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
●	Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.

Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard.

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

– Notes 23 – recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.

NOTE 4 – RISK MANAGEMENT

Grupo Aval and its subsidiaries in the financial sector, Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular, Corficolombiana, Porvenir, Aval Fiduciaria and Aval Casa de Bolsa manage risk pursuant to the applicable regulations in each country where they operate and according to Grupo Aval’s policies.

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

Three lines model: in addition to the roles of Executive Officers in managing risk, management has ownership and accountability across the three lines of defense: (1) First Line: Business Units, (2) Second Line: mainly concentrated in the Independent Risk Management units and (3) Third line: Corporate Audit.

●	Business Units: Include the business lines as well as the Technology and Operations areas which are responsible for appropriate assessment and effective management of all risks associated with their processes.
●	Independent Risk Management Units: Risk management areas include risk management and compliance departments. Grupo Aval has other control functions that are not part of these areas but are also key in risk mitigation of non-financial risks, including legal, human resources certain activities within the financial and administrative processes.
●	Corporate Audit: Corporate audit maintains its independence from the first and second lines by reporting directly to the Audit Committee or the Board. Corporate Audit provides independent assessment and validation through testing of key processes and controls across Grupo Aval.

The following sections outline the key financial risks that are inherent to the business activities of the subsidiaries:

Financial risks

i)	Credit risk: the risk of financial loss if a debtor fails to meet their contractual obligations.
ii)	Market risk: the risk of loss arising from potential adverse movements in the value of the subsidiaries in the financial sector assets and liabilities or future results, arising as a result of changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or credit spreads; this includes the structural interest rate and foreign exchange risks.
iii)	Interest rate risk: it is the current or potential risk to equity and profits that arise from adverse movements in interest rates, which affect the positions of the banking book.
iv)	Liquidity risk: the risk of being unable to meet contractual and contingent obligations or that the subsidiaries in the financial sector do not have the appropriate amount, composition and tenor of funding and liquidity to support the financial assets and liabilities requirements (funding liquidity risk). Also includes the capability to manage its investment portfolio in terms of liquidity, duration and currency (market liquidity risk).

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

a)	Make risk management a part of every institutional process.
b)	Collective decision making for the approval of commercial lending of significant amounts.
c)	Extensive and in-depth industry and market knowledge, as a result of sound leadership and experienced, stable and seasoned senior management..
d)	Clear risk management policies based on a top-down approach with respect to:
●	Compliance with know-your-customer policies.
●	Commercial loans credit structure based on clear identification of sources of repayment as well as cash flow generation capacity of the borrower.
e)	Use of similar credit analysis tools for analysis across Grupo Aval’s subsidiaries of financial sector.
f)	Diversification of the commercial loan portfolio with respect to industries and economic groups.
g)	Specialization in consumer product niches.
h)	Extensive use of continuously updated scoring models and up-to-date credit ratings to ensure quality growth of loans with high credit quality.
i)	Conservative policies in terms of:
●	Trading portfolio composition with bias towards lower volatility instruments.
●	Proprietary trading position.
●	Variable compensation for the trading staff.
j)	Control the position-level exposures based on market risk sensitivities (such as VaR, DV01, Delta, Rho and Vega) and credit risk exposures by counterparties.
k)	Concentration and diversification limits which are based on market liquidity and volatility, operational capacity, valuation and credit quality of counterparties.
l)	Control and follow up on the funding and liquidity risk with independent oversight. This includes setting limits related to high quality liquid assets and maturity concentration of financial liabilities among others.
m)	Ensuring compliance with regulatory limits and reviewing how the current and projected strategy can affect those limits.
n)	Use of our market experience in the identification and implementation of best practices for risk management.

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

For the years ended December 31, 2024, 2023 and 2022

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

The maximum exposure to credit risk of Grupo Aval, at a consolidated level is reflected in the carrying value of financial assets in the Consolidated Statement of Financial position of Grupo Aval as of December 31, 2024, and 2023 as follows:

Assets	December 31, 2024		December 31, 2023
Cash and cash equivalents (*)	Ps.	13,256,505	Ps.	14,788,750
Trading investments in debt securities		11,937,414		7,113,380
Investments in debt securities mandatorily at FVTPL		1,425		1,889
Investments in debt securities at FVOCI		27,050,198		23,326,776
Investments in debt securities at amortized cost		10,708,367		9,996,561
Derivatives instruments		969,294		2,077,567
Hedging derivatives		54,019		48,662
Loans
Commercial		115,414,643		107,047,817
Consumer		61,976,325		59,999,611
Mortgage		22,035,727		18,486,206
Microcredit		4,375		277,529
Interbank and overnight funds		705,055		392,607
Other accounts receivable FVTPL		4,181,835		3,830,916
Other accounts receivable at amortized cost		24,138,538		22,171,973
Total financial assets with credit risk	Ps.	292,433,720	Ps.	269,560,244
Financial instruments with credit risk outside of the statement of financial position at its nominal value
Financial guarantees and letters of credit		3,082,949		3,052,607
Credit commitments		28,316,543		26,745,937
Total exposure to credit risk outside of the statement of financial position (**)	Ps.	31,399,492	Ps.	29,798,544
Total maximum exposure to credit risk	Ps.	323,833,212	Ps.	299,358,788

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

4.1.1.A. Loan portfolio disclosure

Loans are recorded at amortized cost in the Consolidated Statement of Financial Position, and are classified as commercial, consumer, residential mortgage, microcredit, interbank and overnight funds. The following table presents the portfolio balances, provision balances and net value portfolio by segment:

December 31, 2024

					Total loan
Portfolio segment	Loan Portfolio		Loss allowance		Portfolio, net
Commercial	Ps.	116,119,698	Ps.	5,363,688	Ps.	110,756,010
Interbank and overnight funds		705,055		795		704,260
Client portfolio		115,414,643		5,362,893		110,051,750
Consumer		61,976,325		4,166,018		57,810,307
Residential mortgage		22,035,727		473,315		21,562,412
Microcredit (1)		4,375		3,618		757
Total portfolio	Ps.	200,136,125	Ps.	10,006,639	Ps.	190,129,486

(1) The decrease corresponds to the sale of portfolio by Banco de Bogotá for Ps.236,805

December 31, 2023

					Total loan
Portfolio segment	Loan Portfolio		Loss allowance		Portfolio, net
Commercial	Ps.	107,440,424	Ps.	5,294,622	Ps.	102,145,802
Interbank and overnight funds		392,607		22		392,585
Client portfolio		107,047,817		5,294,600		101,753,217
Consumer		59,999,611		4,307,446		55,692,165
Residential mortgage		18,486,206		379,987		18,106,219
Microcredit		277,529		53,660		223,869
Total portfolio	Ps.	186,203,770	Ps.	10,035,715	Ps.	176,168,055

4.1.1.B Loan portfolio given as collateral

In 2024 and 2023, there were no portfolio operations delivered as collateral in resource auction operations with Banco República.

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

Additionally, for the approval of credits, certain considerations are considered including but not limited to the probability of default, the recovery percentage of guarantees received, current customer exposure and tenor & concentration by economic sector.

Regarding treasury operations, the Boards of Directors of the financial subsidiaries approve lines of credit for counterparties. Risk control is essentially carried out through three mechanisms: periodic approval of lines of credit, evaluation of the conditions of the issuers at least annually and a report on concentrations for each client or economic group.

Although each financial subsidiary is responsible for its credit decisions and risk management, Grupo Aval as the holding entity, oversees the implementation of appropriate risk management controls at the financial subsidiaries through the Corporate Risk Unit. The holding’s risk management staff meets on a periodically basis to discuss Grupo Aval subsidiaries’ loan portfolio, developments in industry, risks and opportunities. Additionally, Grupo Aval through the Credit Projects Unit reviews credit exposures approved by

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

the Group's financial entities, in accordance with guidelines established based on financial indicators, group exposure, economic sectors, among others. This process was developed to effectively leverage the combined equity of its Banks and manage any risk issues.

Each subsidiary of the financial sector has a Credit Risk Management System, which is managed by the risk vice-presidency or its equivalent, and includes, among others, the design, implementation and evaluation of policies and risk mechanisms defined by the Risk Committee and the Board of Directors of each entity. The operation of the Credit Risk Management System has resulted in the integration of risk measurement tools into the credit approval process in each of the financial subsidiaries.

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

For retail loans (including mortgage loans and auto loans) models are based on product line characteristic, sociodemographic variables and the historical payment behavior of the clients with the bank and the financial sector, among others.

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

For the years ended December 31, 2024, 2023 and 2022

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

As of December 31, 2024, and 2023, the following is a summary of the credit portfolio by probability of default. Explanation of the terms: Stage 1, Stage 2 and Stage 3 are included in Note 2 (2.5) (ix) and explained in detail in Note 4.1.5 (Measurement of Expected Credit Loss).

Total Portfolio

	December 31, 2024
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	165,325,376	Ps.	2,733,552	Ps.	74,867	Ps.	168,133,795
7.5% - 15%		10,731,075		1,379,780		614		12,111,469
15% - 22.5%		535,897		447,250		97		983,244
22.5% - 30%		344,972		556,641		246		901,859
30% - 45%		185,460		1,570,202		1,795		1,757,457
45% - 60%		62,448		948,971		148		1,011,567
60% - 90%		9,205		1,818,316		105,882		1,933,403
> 90%		2,098		63,862		13,237,371		13,303,331
TOTAL	Ps.	177,196,531	Ps.	9,518,574	Ps.	13,421,020	Ps.	200,136,125

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	December 31, 2023
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	155,352,194	Ps.	2,123,462	Ps.	1,662	Ps.	157,477,318
7.5% - 15%		8,001,193		1,491,965		18		9,493,176
15% - 22.5%		635,366		454,652		13		1,090,031
22.5% - 30%		372,476		657,258		17		1,029,751
30% - 45%		122,410		2,115,980		48		2,238,438
45% - 60%		10,436		594,121		382		604,939
60% - 90%		30,479		1,640,781		3,085		1,674,345
> 90%		7		35,828		12,559,937		12,595,772
TOTAL	Ps.	164,524,561	Ps.	9,114,047	Ps.	12,565,162	Ps.	186,203,770

Commercial – Client portfolio

	December 31, 2024
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	95,690,974	Ps.	1,061,196	Ps.	74,525	Ps.	96,826,695
7.5% - 15%		5,926,757		789,697		603		6,717,057
15% - 22.5%		91,248		147,840		8		239,096
22.5% - 30%		113,165		213,759		225		327,149
30% - 45%		69,485		950,652		1,711		1,021,848
45% - 60%		33,092		223,917		38		257,047
60% - 90%		2,895		76,708		97,492		177,095
> 90%		289		481		9,847,886		9,848,656
TOTAL	Ps.	101,927,905	Ps.	3,464,250	Ps.	10,022,488	Ps.	115,414,643

	December 31, 2023
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	89,446,752	Ps.	922,338	Ps.	30	Ps.	90,369,120
7.5% - 15%		4,619,984		672,515		14		5,292,513
15% - 22.5%		149,734		141,027		—		290,761
22.5% - 30%		75,014		296,926		—		371,940
30% - 45%		35,159		1,384,320		—		1,419,479
45% - 60%		—		29,600		44		29,644
60% - 90%		1,652		79,911		249		81,812
> 90%		5		3,897		9,188,646		9,192,548
TOTAL	Ps.	94,328,300	Ps.	3,530,534	Ps.	9,188,983	Ps.	107,047,817

Consumer

	December 31, 2024
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	49,327,615	Ps.	1,473,359	Ps.	339	Ps.	50,801,313
7.5% - 15%		4,600,920		439,437		11		5,040,368
15% - 22.5%		377,855		148,417		89		526,361
22.5% - 30%		230,075		231,107		21		461,203
30% - 45%		115,355		342,328		84		457,767
45% - 60%		29,356		511,606		110		541,072
60% - 90%		6,280		1,478,181		8,389		1,492,850
> 90%		1,809		62,817		2,590,765		2,655,391
TOTAL	Ps.	54,689,265	Ps.	4,687,252	Ps.	2,599,808	Ps.	61,976,325

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	December 31, 2023
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	48,882,951	Ps.	959,967	Ps.	1,624	Ps.	49,844,542
7.5% - 15%		3,162,195		630,148		3		3,792,346
15% - 22.5%		407,118		221,512		13		628,643
22.5% - 30%		287,632		303,389		17		591,038
30% - 45%		83,212		511,700		46		594,958
45% - 60%		5,394		403,500		335		409,229
60% - 90%		27,605		1,347,432		2,836		1,377,873
> 90%		2		31,127		2,729,853		2,760,982
TOTAL	Ps.	52,856,109	Ps.	4,408,775	Ps.	2,734,727	Ps.	59,999,611

Mortgage

	December 31, 2024
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	19,602,506	Ps.	198,997	Ps.	3	Ps.	19,801,506
7.5% - 15%		201,894		150,646		—		352,540
15% - 22.5%		66,794		150,993		—		217,787
22.5% - 30%		1,718		111,771		—		113,489
30% - 45%		617		277,207		—		277,824
45% - 60%		—		213,437		—		213,437
60% - 90%		—		263,418		1		263,419
> 90%		—		564		795,161		795,725
TOTAL	Ps.	19,873,529	Ps.	1,367,033	Ps.	795,165	Ps.	22,035,727

	December 31, 2023
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	16,462,013	Ps.	241,157	Ps.	8	Ps.	16,703,178
7.5% - 15%		192,612		189,280		1		381,893
15% - 22.5%		64,124		92,026		—		156,150
22.5% - 30%		1,654		56,932		—		58,586
30% - 45%		594		219,707		2		220,303
45% - 60%		—		160,222		3		160,225
60% - 90%		—		200,657		—		200,657
> 90%		—		804		604,410		605,214
TOTAL	Ps.	16,720,997	Ps.	1,160,785	Ps.	604,424	Ps.	18,486,206

Microcredit

	December 31, 2024
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	418	Ps.	—	Ps.	—	Ps.	418
7.5% - 15%		312		—		—		312
15% - 22.5%		—		—		—		—
22.5% - 30%		14		4		—		18
30% - 45%		3		15		—		18
45% - 60%		—		11		—		11
60% - 90%		30		9		—		39
> 90%		—		—		3,559		3,559
TOTAL	Ps.	777	Ps.	39	Ps.	3,559	Ps.	4,375

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	December 31, 2023
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	167,871	Ps.	—	Ps.	—	Ps.	167,871
7.5% - 15%		26,402		22		—		26,424
15% - 22.5%		14,390		87		—		14,477
22.5% - 30%		8,176		11		—		8,187
30% - 45%		3,445		253		—		3,698
45% - 60%		5,042		799		—		5,841
60% - 90%		1,222		12,781		—		14,003
> 90%		—		—		37,028		37,028
TOTAL	Ps.	226,548	Ps.	13,953	Ps.	37,028	Ps.	277,529

Interbank and overnight funds

December 31, 2024
Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	703,863	Ps.	—	Ps.	—	Ps.	703,863
7.5% - 15%		1,192		—		—		1,192
15% - 22.5%		—		—		—		—
22.5% - 30%		—		—		—		—
30% - 45%		—		—		—		—
45% - 60%		—		—		—		—
60% - 90%		—		—		—		—
> 90%		—		—		—		—
TOTAL	Ps.	705,055	Ps.	—	Ps.	—	Ps.	705,055

December 31, 2023
Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	392,607	Ps.	—	Ps.	—	Ps.	392,607
7.5% - 15%		—		—		—		—
15% - 22.5%		—		—		—		—
22.5% - 30%		—		—		—		—
30% - 45%		—		—		—		—
45% - 60%		—		—		—		—
60% - 90%		—		—		—		—
> 90%		—		—		—		—
TOTAL	Ps.	392,607	Ps.	—	Ps.	—	Ps.	392,607

Loan commitments and financial guarantee contracts

	December 31, 2024
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	27,724,323	Ps.	65,537	Ps.	666	Ps.	27,790,526
7.5% - 15%		460,057		437,341		46		897,444
15% - 22.5%		79,091		2,207,502		39		2,286,632
22.5% - 30%		22,053		6,514		29		28,596
30% - 45%		12,330		133,364		179		145,873
45% - 60%		539		74,023		52		74,614
60% - 90%		244		2,867		334		3,445
> 90%		5		2,370		169,987		172,362
TOTAL	Ps.	28,298,642	Ps.	2,929,518	Ps.	171,332	Ps.	31,399,492

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

a)	Trading investment in debt securities

	December 31, 2024		December 31, 2023
Investment grade
Sovereign (*)	Ps.	10,699,113	Ps.	5,764,699
Other public entities (**)		12,450		18,886
Corporate		3,996		3,412
Financial entities		161,465		349,273
Total investment grade	Ps.	10,877,024	Ps.	6,136,270
Speculative grade
Sovereign (*)	Ps.	17,824	Ps.	62,213
Other public entities (**)		171,310		136,851
Corporate		30,527		42,581
Financial entities		840,729		735,187
Total Speculative grade	Ps.	1,060,390	Ps.	976,832
Without grade or not available
Corporate	Ps.	—	Ps.	278
Total without grade or not available	Ps.	—	Ps.	278
	Ps.	11,937,414	Ps.	7,113,380

(*) A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)  Corresponds to operations with government entities, including public administrations in general (including regional and local governments).

b)	Investments in debt securities mandatorily at FVTPL

	December 31, 2024		December 31, 2023
Speculative grade
Corporate	Ps.	1,425	Ps.	1,889
Total Speculative grade	Ps.	1,425	Ps.	1,889

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

c)	Investments in debt securities at FVOCI

	December 31, 2024
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	19,577,886	Ps.	—	Ps.	—	Ps.	19,577,886
Other public entities (**)		33,584		—		—		33,584
Central banks		204,855		—		—		204,855
Corporate		66,347		—		—		66,347
Financial entities		1,447,702		—		—		1,447,702
Multilaterals		333,279		—		—		333,279
Total investment grade	Ps.	21,663,653	Ps.	—	Ps.	—	Ps.	21,663,653
Speculative grade
Sovereign (*)	Ps.	3,192,832	Ps.	—	Ps.	—	Ps.	3,192,832
Other public entities (**)		429,161		—		—		429,161
Corporate		367,087		—		—		367,087
Financial entities		1,134,852		—		—		1,134,852
Multilaterals		4,274		—		—		4,274
Total speculative grade	Ps.	5,128,206	Ps.	—	Ps.	—	Ps.	5,128,206
Without Grade or Not available
Corporate	Ps.	214,110	Ps.	—	Ps.	—	Ps.	214,110
Financial entities		44,229		—		—		44,229
Total Without Grade or Not available	Ps.	258,339	Ps.	—	Ps.	—	Ps.	258,339
	Ps.	27,050,198	Ps.	—	Ps.	—	Ps.	27,050,198

(*)  Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)  Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

	December 31, 2023
		Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	16,879,453	Ps.	—	Ps.	—	Ps.	16,879,453
Other public entities (**)		123,996		—		—		123,996
Central banks		145,489		—		—		145,489
Corporate		93,637		—		—		93,637
Financial entities		1,085,737		—		—		1,085,737
Multilaterals		330,748		—		—		330,748
Total investment grade	Ps.	18,659,060	Ps.	—	Ps.	—	Ps.	18,659,060
Speculative grade
Sovereign (*)	Ps.	2,418,378	Ps.	—	Ps.	—	Ps.	2,418,378
Other public entities (**)		739,792		—		—		739,792
Corporate		273,144		—		—		273,144
Financial entities		1,056,910		—		—		1,056,910
Multilaterals		3,549		—		—		3,549
Total speculative grade	Ps.	4,491,773	Ps.	—	Ps.	—	Ps.	4,491,773
Without Grade or Not available
Corporate	Ps.	175,943	Ps.	—	Ps.	—		175,943
Total Without Grade or Not available	Ps.	175,943	Ps.	—	Ps.	—	Ps.	175,943
	Ps.	23,326,776	Ps.	—	Ps.	—	Ps.	23,326,776

(*)  Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)  Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

d)	Investments in debt securities at amortized cost

	December 31, 2024
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	2,584,348	Ps.	—	Ps.	—	Ps.	2,584,348
Financial entities		2,321,902		—		—		2,321,902
Total investment grade	Ps.	4,906,250	Ps.	—	Ps.	—	Ps.	4,906,250
Speculative grade
Other public entities (**)	Ps.	5,563,208	Ps.	—	Ps.	—	Ps.	5,563,208
Corporate		64,709		—		—		64,709
Financial Entities		6,647		—		—		6,647
Total speculative grade	Ps.	5,634,564	Ps.	—	Ps.	—	Ps.	5,634,564
Without Grade or Not available
Corporate	Ps.	76,915	Ps.	68,638	Ps.	—	Ps.	145,553
Financial Entities		22,000		—		—		22,000
Total Without Grade or Not available	Ps.	98,915	Ps.	68,638	Ps.	—	Ps.	167,553
	Ps.	10,639,729	Ps.	68,638	Ps.	—	Ps.	10,708,367

(*)  Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)  Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

	December 31, 2023
		Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	2,593,978	Ps.	—	Ps.	—	Ps.	2,593,978
Financial entities		2,016,078		—		—		2,016,078
Total investment grade	Ps.	4,610,056	Ps.	—	Ps.	—	Ps.	4,610,056
Speculative grade
Other public entities (**)	Ps.	5,112,355	Ps.	—	Ps.	—	Ps.	5,112,355
Corporate		63,824		—		—		63,824
Financial entities		5,761		—		—		5,761
Total speculative grade	Ps.	5,181,940	Ps.	—	Ps.	—	Ps.	5,181,940
Without Grade or Not available
Corporate	Ps.	83,066	Ps.	60,344	Ps.	—	Ps.	143,410
Financial Entities		61,155		—		—		61,155
Total Without Grade or Not available	Ps.	144,221	Ps.	60,344	Ps.	—	Ps.	204,565
	Ps.	9,936,217	Ps.	60,344	Ps.	—	Ps.	9,996,561

(*)  Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)  Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

e)	Other accounts receivable at FVTPL

	December 31, 2024		December 31, 2023
Investment grade
Sovereign (*)(**)	Ps.	4,181,835	Ps.	3,830,916
Total investment grade	Ps.	4,181,835	Ps.	3,830,916

(*)  Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**) Sovereign corresponds to the financial assets in concession arrangements rights at fair value.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

f)	Other accounts receivable at amortized cost

		December 31, 2024
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivable and contract assets for government and corporate customers	Ps.	15,962,982	Ps.	—	Ps.	1,298	Ps.	—	Ps.	15,964,280
Other accounts receivable related to gas, energy services, contributions and others		1,497,946		130,745		144,634		—		1,773,325
Other receivables using simplified approach
Other accounts receivable from individual customers		—		—		—		6,400,933		6,400,933
Total other receivables	Ps.	17,460,928	Ps.	130,745	Ps.	145,932	Ps.	6,400,933	Ps.	24,138,538

		December 31, 2023
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivable and contract assets for government and corporate customers	Ps.	14,569,999	Ps.	—	Ps.	1,535	Ps.	—	Ps.	14,571,534
Other accounts receivable related to gas, energy services, contributions and others		1,143,548		119,607		184,829		—		1,447,984
Other receivables using simplified approach
Other accounts receivable from individual customers		—		—		—		6,152,455		6,152,455
Total other receivables	Ps.	15,713,547	Ps.	119,607	Ps.	186,364	Ps.	6,152,455	Ps.	22,171,973

Evaluated using general approach

The following table provides information about the exposure to credit risk for other accounts receivable and contract assets for corporate customers as of December 31, 2024 and 2023. The credit quality of these financial assets follows the methodology of the probability of default of debt securities and other liquid financial assets (See note 4.1.5).

	December 31, 2024
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	15,962,982	Ps.	—	Ps.	—	Ps.	15,962,982
Corporate		—		—		1,298		1,298
Total investment grade	Ps.	15,962,982	Ps.	—	Ps.	1,298	Ps.	15,964,280

(*)  Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

	December 31, 2023
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	14,569,999	Ps.	—	Ps.	—	Ps.	14,569,999
Corporate		—		—		1,535		1,535
Total investment grade	Ps.	14,569,999	Ps.	—	Ps.	1,535	Ps.	14,571,534

(*)  Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following table provides information about the exposure to credit risk by segment for accounts receivable related to gas and energy services, the methodology used to estimate the ECLs is the same used for Loan and Receivable (See note 4.1.5):

	December 31, 2024
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	308,014	Ps.	—	Ps.	—	Ps.	308,014
Gas		843,852		119,622		90,587		1,054,061
Energy		110,794		11,123		54,047		175,964
Other accounts receivable		235,286		—		—		235,286
Total segmentation	Ps.	1,497,946	Ps.	130,745	Ps.	144,634	Ps.	1,773,325

	December 31, 2023
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	88,148	Ps.	—	Ps.	—	Ps.	88,148
Gas		709,422		111,786		102,077		923,285
Energy		84,960		7,821		82,752		175,533
Other accounts receivable		261,018		—		—		261,018
Total segmentation	Ps.	1,143,548	Ps.	119,607	Ps.	184,829	Ps.	1,447,984

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

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers as of December 31, 2024 and 2023.

	Weighted-	Gross
	(average loss	carrying		Loss			Credit-
December 31, 2024	rate )	amount		allowance			impaired
0–30 days past due	0.54%	Ps.	5,021,674	Ps.	26,971	Ps.	—
31–60 days past due	1.11%		128,404		1,428		—
61–90 days past due	0.94%		179,719		1,682		—
More than 90 days past due	13.88%		1,071,136		148,658		1,071,136
		Ps.	6,400,933	Ps.	178,739	Ps.	1,071,136

	Weighted-	Gross
	(average loss	carrying		Loss			Credit-
December 31, 2023	rate )	amount		allowance			impaired
0–30 days past due	0.18%	Ps.	4,949,057	Ps.	8,889	Ps.	—
31–60 days past due	0.36%		173,165		621		—
61–90 days past due	1.89%		106,196		2,007		—
More than 90 days past due	19.26%		924,037		177,968		924,037
		Ps.	6,152,455	Ps.	189,485	Ps.	924,037

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

g)	Derivative instruments

The details of credit rating determined by independent credit rating agents of counterparties in trading derivatives and hedge derivatives in active position are as follows.

Credit worthiness	December 31, 2024		December 31, 2023
Investment grade	Ps.	622,273	Ps.	1,398,093
Speculative		774		22,274
Without grade or not available		400,266		705,862
Total	Ps.	1,023,313	Ps.	2,126,229

The following table shows an analysis of counterparty credit exposures that arise from derivative transactions. Transactions derived from Grupo Aval are generally fully guaranteed with cash:

Trading derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		amount		value		amount		value
2024
Derivative assets	Ps.	104,988,291	Ps.	969,294	Ps.	14,317,598	Ps.	10,246
Derivative liabilities		64,053,439		1,011,934		10,715,432		6,646
2023
Derivative assets	Ps.	77,206,096	Ps.	2,077,567	Ps.	30,658,137	Ps.	4,272
Derivative liabilities		64,716,179		2,154,361		15,739,527		10,399

Hedging derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		Amount		value		amount		value
2024
Derivative assets	Ps.	7,330,349	Ps.	54,019	Ps.	—	Ps.	—
Derivative liabilities		2,355,232		21,658		—		—
2023
Derivative assets	Ps.	3,765,455	Ps.	48,662	Ps.	—	Ps.	—
Derivative liabilities		5,109,351		217,566		—		—

Derivative transactions of Grupo Aval are collateralized by cash of Ps. (246,003) as of December 31, 2024, and of Ps. (1,035,846) as of December 31, 2023, see note 4.1.10 “Offset of financial assets and financial liabilities”.

h)	Cash and cash equivalents

Grupo Aval held cash and cash equivalents of Ps. 16,998,859 as of December 31, 2024 (2023: Ps. 18,597,861). The cash and cash equivalents are held in central banks and financial institution counterparties. The following table shows an analysis of counterparty credit exposures:

	December 31, 2024		December 31, 2023
Investment grade	Ps.	13,256,226	Ps.	14,788,284
Central bank		4,166,796		6,857,510
Financial entities		9,089,430		7,930,774
Speculative grade		279		466
Central bank		279		466
Cash and cash equivalent with third parties	Ps.	13,256,505	Ps.	14,788,750
Cash held by entity (*)	Ps.	3,742,354	Ps.	3,809,111
Total	Ps.	16,998,859	Ps.	18,597,861

(*)  Cash held by each Grupo Aval’s bank in custody in vaults, ATMs and cash.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

	December 31, 2024		December 31, 2023
LTV ratio
Less than 50%	Ps.	9,427,666	Ps.	7,784,742
51 – 70%		7,820,690		6,379,677
71 – 90%		3,964,073		3,281,508
91 – 100%		556,783		771,664
More than 100%		266,515		268,615
Total	Ps.	22,035,727	Ps.	18,486,206

Credit-impaired mortgage loans

For credit-impaired loans the value of collateral is based on the most recent appraisals.

	December 31, 2024		December 31, 2023
LTV ratio
Less than 50%	Ps.	205,345	Ps.	146,489
51 – 70%		320,667		252,655
More than 70%		269,153		205,280
Total	Ps.	795,165	Ps.	604,424

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

As of December 31, 2024, and 2023, the following chart shows the detail of the credit portfolio per type of guarantees received.

									Interbank and
December 31, 2024	Commercial		Consumer		Mortgages		Microcredit		overnight funds		Total
Unsecured credits	Ps.	66,304,089	Ps.	55,712,783	Ps.	804	Ps.	3,601	Ps.	477,144	Ps.	122,498,421
Loans secured by other banks		95,043		247		—		—		—		95,290
Collateralized credits:
Mortgages		1,558,240		136,137		19,694,826		42		—		21,389,245
Other real estate		13,157,554		255,098		862		481		—		13,413,995
Investments in equity instruments		358,719		—		—		—		—		358,719
Deposits in cash or cash equivalents		1,117,748		202,268		—		—		—		1,320,016
Leased machineries and vehicles		8,923,078		18,212		2,320,866		—		—		11,262,156
Fiduciary agreements, standby letters and guarantee funds		10,201,495		20,411		18,366		245		—		10,240,517
Pledged income		3,681,176		—		—		—		—		3,681,176
Pledges		3,345,798		5,554,335		3		—		—		8,900,136
Other assets		6,671,703		76,834		—		6		227,911		6,976,454
Total gross loan portfolio	Ps.	115,414,643	Ps.	61,976,325	Ps.	22,035,727	Ps.	4,375	Ps.	705,055	Ps.	200,136,125

									Interbank and
December 31, 2023	Commercial		Consumer		Mortgages		Microcredit		overnight funds		Total
Unsecured credits	Ps.	60,462,815	Ps.	54,320,369	Ps.	1,277	Ps.	257,610	Ps.	88,588	Ps.	115,130,659
Loans secured by other banks		202,667		109		—		—		—		202,776
Collateralized credits:
Mortgages		1,388,044		147,499		16,370,941		497		—		17,906,981
Other real estate		11,949,592		226,614		1,603		112		—		12,177,921
Investments in equity instruments		392,474		—		—		—		—		392,474
Deposits in cash or cash equivalents		1,101,686		145,901		—		—		—		1,247,587
Leased machineries and vehicles		8,715,508		14,947		2,066,476		—		—		10,796,931
Fiduciary agreements, standby letters and guarantee funds		9,654,206		21,705		45,909		18,927		—		9,740,747
Pledged income		3,710,759		—		—		—		—		3,710,759
Pledges		3,498,054		5,064,634		—		27		—		8,562,715
Other assets		5,972,012		57,833		—		356		304,019		6,334,220
Total gross loan portfolio	Ps.	107,047,817	Ps.	59,999,611	Ps.	18,486,206	Ps.	277,529	Ps.	392,607	Ps.	186,203,770

As of December 31, 2024, and 2023, the following chart sets out the carrying amount and the value of identifiable collateral (mainly commercial property) for commercial loans held by Grupo Aval at a consolidated level:

	December 31, 2024				December 31, 2023
	Carrying Amount		Collateral		Carrying Amount		Collateral
Stages 1 and 2	Ps.	34,004,844	Ps.	25,569,949	Ps.	23,484,250	Ps.	15,996,375
Stage 3		3,404,067		2,840,416		2,952,217		2,429,026
	Ps.	37,408,911	Ps.	28,410,365	Ps.	26,436,467	Ps.	18,425,401

4.1.5 Amounts arising from Expected Credit Loss (ECL)

Definition of Default

Grupo Aval considers a financial asset to be in default when:

●	The borrower is unlikely to pay its credit obligations to Grupo Aval in full. Without prejudice, Grupo Aval takes actions such as realizing collateral (if any is held); or
●	The borrower is more than 90 days past due on any material credit obligation other than mortgages to Grupo Aval. Overdrafts are considered past due once the customer has breached the allowed tenor or been advised of the reduction of the limit;
●	For mortgages, when the borrower is more than 180 days past due;
●	The borrower is in a state of restructuring, bankruptcy proceedings or business reorganization.
●	In the case of fixed income financial securities, the following concepts among others apply:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

Inputs, assumptions and techniques used to estimate expected credit loss allowance

Credit risk models measure the exposure for individual counterparties, based on the following parameters: probability of default (PD), loss given default (LGD) and exposure at default (EAD). For a specific credit facility (loans, debt securities, other liquid financial assets, other accounts receivable, loan commitments and financial guarantee contracts) the product of these three parameters results in the expected credit loss. See accounting policy in Note 2 (2.5 ix).

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

In addition , for significant impaired loans, allowance estimates are made through individual evaluation based on quantitative criteria, such as the methods contemplated in IFRS of discounted cash flow and fair value of the guarantee, and qualitative criteria that involve knowledge of the customer's current situation, the environment in which it carries out its activities, legal or bankruptcy proceedings and expert judgment, among other aspects.

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

For the years ended December 31, 2024, 2023 and 2022

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

The following table presents one-year projections for Colombia made in December 2023, compared to the official data for December 2024. Specifically, for used home prices, it was compared to actual 2024 data, using most recent data as of September 2024:

	2024	Expected for 2024 in 2023
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	5.20%	4.44%	6.05%	8.26%
DTF Interest rate	9.22%	7.10%	9.04%	10.62%
GDP Growth	1.74%	(1.07%)	0.99%	2.70%
Used home prices	0.79%	(3.15%)	(2.11%)	(1.02%)
Unemployment rate	9.10%	11.96%	10.43%	8.77%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The economic scenarios used as of December 31, 2024, and 2023 (one-year projections) include the following expected scenarios of key indicators (among others) for Colombia.

	One year projection in 2024			One year projection in 2023
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Unemployment rate	11.46%	10.46%	9.99%	11.96%	10.43%	8.77%
GDP Growth	0.55%	2.68%	3.75%	(1.07%)	0.99%	2.70%
Inflation	3.90%	3.90%	3.67%	4.44%	6.05%	8.26%
Interest rate	5.25%	6.25%	6.25%	6.25%	8.50%	10.25%

The following additional variables were relevant to the models used by our banks in 2023.

	One year projection in 2024			One year projection in 2023
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
DTF Interest rate	4.97%	6.03%	5.82%	7.10%	9.04%	10.62%
Used home prices	1.07%	2.20%	3.10%	(3.15%)	(2.11%)	(1.02%)

The following table presents one-year projections for Panama made in December 2023, compared to the official data for December 2024, for the GDP growth with the data for September 2024:

	2024	Expected for 2024 in 2023
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	(0.20%)	2.80%	2.32%	1.83%
Nominal interest rate variation	0.20%	0.57%	0.52%	0.48%
GDP Growth	2.00%	7.03%	7.64%	8.25%

The economic scenarios used as of December 31, 2024, and 2023 (one-year projections) include the following expected scenarios of key indicators (among others) for Panamá.

	One year projection in 2024			One year projection in 2023
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	2.33%	2.15%	1.51%	2.80%	2.32%	1.83%
Nominal interest rate variation	0.14%	0.10%	(0.02%)	0.57%	0.52%	0.48%
IMAE (1)	2.79%	3.03%	3.42%	—	—	—
GDP Growth	—	—	—	7.03%	7.64%	8.25%

(1)  Monthly Indicator of Economic Activity.

The scenario probability weightings applied as of December 31, 2024, and 2023 in measuring ECL are as follows:

Colombia

	2024			2023
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	27%	56%	17%	27%	56%	17%

Panamá

	2024			2023
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	15%	75%	10%	10%	50%	40%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The table below shows the loss allowance on loans assuming each forward-looking scenario (e.g. scenario A, B and C) were weighted 100% instead of applying scenario probability weights across the three scenarios.

		December 31, 2024					December 31, 2023
	Scenario A		Scenario B		Scenario C		Scenario A		Scenario B		Scenario C
Gross Exposure
Commercial	Ps.	115,414,643	Ps.	115,414,643	Ps.	115,414,643	Ps.	107,047,817	Ps.	107,047,817	Ps.	107,047,817
Consumer		61,976,325		61,976,325		61,976,325		59,999,611		59,999,611		59,999,611
Mortgages		22,035,727		22,035,727		22,035,727		18,486,206		18,486,206		18,486,206
Microcredit		4,375		4,375		4,375		277,529		277,529		277,529
Interbank and overnight founds		705,055		705,055		705,055		392,607		392,607		392,607
Total gross exposure	Ps.	200,136,125	Ps.	200,136,125	Ps.	200,136,125	Ps.	186,203,770	Ps.	186,203,770	Ps.	186,203,770

Loss Allowance for each scenario
Commercial	Ps.	5,309,528	Ps.	5,336,949	Ps.	5,430,691	Ps.	5,272,129	Ps.	5,289,159	Ps.	5,341,865
Consumer		4,118,656		4,168,736		4,239,720		4,246,126		4,273,465		4,336,939
Mortgages		468,275		471,634		480,073		372,739		378,986		384,902
Microcredit		3,611		3,610		3,613		53,754		53,618		53,662
Interbank and overnight founds		2,505		2,619		3,029		127		126		136
Total Loss Allowance	Ps.	9,902,575	Ps.	9,983,548	Ps.	10,157,126	Ps.	9,944,875	Ps.	9,995,354	Ps.	10,117,504
The table below shows the loan portfolio in Stage 2 for each scenario.
Proportion of Assets in Stage 2
Commercial		3.2%		3.2%		3.8%		3.6%		3.6%		3.9%
Consumer		7.6%		8.2%		8.7%		6.9%		7.1%		7.6%
Mortgages		6.0%		8.4%		8.4%		5.6%		5.7%		5.7%
Microcredit		0.9%		0.9%		0.9%		5.0%		5.0%		5.0%
Interbank and overnight founds		—%		—%		—%		—%		—%		—%

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
-Information from the different economics sectors.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

PD value tables are available in S&P Global Ratings: “2023 Annual Sovereign Default Study and Rating Transitions” and “2023 Annual Global Corporate Default Study and Rating Transitions Study” in 2024.

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

Grupo Aval´s methodology assigns weights for recovery rates for Sovereigns Debt and Corporates Debt. Sovereign Debt recovery rates increased from 50% to 53% in 2024, also Corporate Debt recovery rates decreased moderately from 47.1% in 2023 to 46.9% in 2024.

Further information is available and published annually by Moody’s in the “Sovereign default and recovery rates, 1983-2023” and “Annual default study: Corporate default rate to moderate in 2024 but remain near its long-term average” reports.

IV. EAD – Exposure at default

EAD represents the amount owed from a counterparty at the time of a possible default and only for securities classified at amortized cost or FVOCI. See accounting policy in Note 2 (2.5 ix).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

Loss allowance

The table below shows the loss allowance balances as of December 31, 2024, and 2023:

	December 31, 2024
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Loan commercial portfolio	Ps.	724,075	Ps.	217,588	Ps.	4,421,230	Ps.	—	Ps.	5,362,893
Loan consumer portfolio		1,105,918		927,310		2,132,790		—		4,166,018
Loan mortgage portfolio		60,088		71,839		341,388		—		473,315
Loan microcredit portfolio		59		14		3,545		—		3,618
Loan interbank and overnight founds portfolio		794		1		—		—		795
Total loan portfolio	Ps.	1,890,934	Ps.	1,216,752	Ps.	6,898,953	Ps.	—	Ps.	10,006,639
Investments in debt securities at amortized cost		14,329		4,346		—		—		18,675
Other accounts receivable		31,226		22,196		117,508		191,041		361,971
Total loss allowance financial assets at amortized cost	Ps.	1,936,489	Ps.	1,243,294	Ps.	7,016,461	Ps.	191,041	Ps.	10,387,285

Investments in debt securities at FVOCI	Ps.	18,310	Ps.	—	Ps.	—	Ps.	—	Ps.	18,310
Loan commitments and financial guarantee contracts		62,509		7,671		2,234		—		72,414
Total loss allowance	Ps.	2,017,308	Ps.	1,250,965	Ps.	7,018,695	Ps.	191,041	Ps.	10,478,009

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	December 31, 2023
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Loan commercial portfolio	Ps.	612,441	Ps.	218,824	Ps.	4,463,335	Ps.	—	Ps.	5,294,600
Loan consumer portfolio		1,141,997		993,268		2,172,181		—		4,307,446
Loan mortgage portfolio		45,080		66,333		268,574		—		379,987
Loan microcredit portfolio		12,068		6,366		35,226		—		53,660
Loan interbank and overnight founds portfolio		22		—		—		—		22
Total loan portfolio	Ps.	1,811,608	Ps.	1,284,791	Ps.	6,939,316	Ps.	—	Ps.	10,035,715
Investments in debt securities at amortized cost		12,613		4,269		—		—		16,882
Other accounts receivable		25,965		19,188		141,129		199,382		385,664
Total loss allowance financial assets at amortized cost	Ps.	1,850,186	Ps.	1,308,248	Ps.	7,080,445	Ps.	199,382	Ps.	10,438,261

Investments in debt securities at FVOCI	Ps.	12,972	Ps.	—	Ps.	—	Ps.	—	Ps.	12,972
Loan commitments and financial guarantee contracts		61,637		7,682		949		—		70,268
Total loss allowance	Ps.	1,924,795	Ps.	1,315,930	Ps.	7,081,394	Ps.	199,382	Ps.	10,521,501

The table below presents impairment losses per portfolio:

		As of December 31, 2024		As of December 31, 2023		As of December 31, 2022
Commercial	Ps.	758,365	Ps.	203,061	Ps.	622,783
Consumer		3,839,464		4,426,014		2,498,699
Mortgage		145,522		65,856		(25,202)
Microcredit		(10,902)		31,901		5,497
Interbank and overnight funds		773		(1,422)		(942)
Total loan portfolio	Ps.	4,733,222	Ps.	4,725,410	Ps.	3,100,835
Other receivables(1)		93,069		76,664		78,641
Net portfolio provision impact on income statement	Ps.	4,826,291	Ps.	4,802,074	Ps.	3,179,476

(1) Includes net of loss allowance presented as part of “Costs and expenses of sales goods and services” as of December 2024 Ps. (71,157) as of December 2023 Ps. (51,035) and as of December 2022 Ps. (59,073).

The table below shows for loans stage 3 individually assessed for ECL the gross amount and loss allowance balances as of December 31, 2024, and 2023.

	December 31, 2024
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	262,667	Ps.	262,373	Ps.	—
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	262,667	Ps.	262,373	Ps.	—

With recognized provision
Commercial	Ps.	7,775,982	Ps.	1,348,148	Ps.	2,950,023
Consumer		6,512		4,332		3,868
Residential mortgage		19,828		1,970		11,541
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	7,802,322	Ps.	1,354,450	Ps.	2,965,432
Totals
Commercial	Ps.	8,038,649	Ps.	1,610,521	Ps.	2,950,023
Consumer		6,512		4,332		3,868
Residential mortgage		19,828		1,970		11,541
Repos, interbank loans portfolio		—		—		—
Total	Ps.	8,064,989	Ps.	1,616,823	Ps.	2,965,432

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	December 31, 2023
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	240,358	Ps.	239,937	Ps.	—
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	240,358	Ps.	239,937	Ps.	—

With recognized provision
Commercial	Ps.	7,080,758	Ps.	1,075,446	Ps.	3,196,800
Consumer		3,144		—		1,959
Residential mortgage		12,515		1,970		10,507
Repos, interbank loans portfolio		—		—		—
Subtotal	Ps.	7,096,417	Ps.	1,077,416	Ps.	3,209,266
Totals
Commercial	Ps.	7,321,116	Ps.	1,315,383	Ps.	3,196,800
Consumer		3,144		—		1,959
Residential mortgage		12,515		1,970		10,507
Repos, interbank loans portfolio		—		—		—
Total	Ps.	7,336,775	Ps.	1,317,353	Ps.	3,209,266

The difference between the value of the loan and the guarantees disclosed in the table above corresponds to unsecured loans valued under the discounted cash flow method. When using this method, it is implied that it is possible for the customer to make future payments.

The loss allowance recognized in the period is impacted by a variety of factors, as described below:

●	Transfers between Stage 1 and Stages 2 or 3 due to financial instruments experiencing significant increases (or decreases) in credit risk or becoming credit-impaired in the period, and the consequent "step up" (or "step down") between 12-month and lifetime ECL;
●	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized in the period;
●	Impact of the measurement of ECL due to changes made to models and assumptions;
●	Decrease within ECL due to the passage of time, as ECL is measured on a present value basis;
●	Foreign exchange retranslations for asset denominated in foreign currencies and other movements; and
●	Financial assets derecognized during the period and write-offs of allowances related to assets than were written off during the period.

The following tables show the reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Total Loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2022	Ps.	1,824,446	Ps.	2,703,117	Ps.	6,748,049	Ps.	11,275,612
Transfers:
Transfer from stage 1 to stage 2		(183,333)		183,333		—		—
Transfer from stage 1 to stage 3		(105,447)		—		105,447		—
Transfer from stage 2 to stage 3		—		(625,769)		625,769		—
Transfer from stage 3 to stage 2		—		165,584		(165,584)		—
Transfer from stage 2 to stage 1		377,758		(377,758)		—		—
Transfer from stage 3 to stage 1		98,057		—		(98,057)		—
Net remeasurement of loss allowance (5)		(184,532)		695,126		2,404,266		2,914,860
New financial assets originated or purchased		902,226		316,329		595,011		1,813,566
Financial assets that have been derecognized		(462,600)		(269,020)		(895,971)		(1,627,591)
Unwind of discount (2)		—		28		550,935		550,963

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
FX and other movements		3,449		28,302		26,477		58,228
Discontinued operations (1)		(3,843)		14,798		253,502		264,457
Loss of control in subsidiary (1)		(640,049)		(1,003,291)		(1,197,326)		(2,840,666)
Write-offs		(131,245)		(404,857)		(2,675,813)		(3,211,915)
Loss allowance as of December 31, 2022	Ps.	1,494,887	Ps.	1,425,922	Ps.	6,276,705	Ps.	9,197,514
Transfers:
Transfer from stage 1 to stage 2		(332,307)		332,307		—		—
Transfer from stage 1 to stage 3		(450,063)		—		450,063		—
Transfer from stage 2 to stage 3		—		(1,180,705)		1,180,705		—
Transfer from stage 3 to stage 2		—		309,622		(309,622)		—
Transfer from stage 2 to stage 1		479,360		(479,360)		—		—
Transfer from stage 3 to stage 1		113,974		—		(113,974)		—
Net remeasurement of loss allowance (4)		327,913		1,284,696		2,815,219		4,427,828
New financial assets originated or purchased		809,886		307,919		693,438		1,811,243
Financial assets that have been derecognized		(501,840)		(157,015)		(854,806)		(1,513,661)
Sales of portfolio (6)		(2,369)		(1,809)		(357,202)		(361,380)
Unwind of discount (2)		12		62		724,674		724,748
FX and other movements		(13,826)		(16,568)		(43,684)		(74,078)
Write-offs		(114,019)		(540,280)		(3,522,200)		(4,176,499)
Loss allowance as of December 31, 2023	Ps.	1,811,608	Ps.	1,284,791	Ps.	6,939,316	Ps.	10,035,715
Transfers:
Transfer from stage 1 to stage 2		(332,518)		332,518		—		—
Transfer from stage 1 to stage 3		(422,672)		—		422,672		—
Transfer from stage 2 to stage 3		—		(1,229,034)		1,229,034		—
Transfer from stage 3 to stage 2		—		174,006		(174,006)		—
Transfer from stage 2 to stage 1		339,075		(339,075)		—		—
Transfer from stage 3 to stage 1		112,495		—		(112,495)		—
Net remeasurement of loss allowance (3)		391,903		1,357,110		3,014,696		4,763,709
New financial assets originated or purchased		623,901		182,736		597,562		1,404,199
Financial assets that have been derecognized		(571,130)		(140,828)		(722,728)		(1,434,686)
Sales of portfolio (6)		(3,063)		(793)		(130,799)		(134,655)
Unwind of discount (2)		1		77		816,010		816,088
FX and other movements		9,649		7,609		25,775		43,033
Write-offs		(68,315)		(412,365)		(5,006,084)		(5,486,764)
Loss allowance as of December 31, 2024	Ps.	1,890,934	Ps.	1,216,752	Ps.	6,898,953	Ps.	10,006,639

(1)  See note 1.1 “Discontinued operations of BAC Holding”

(2)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(3)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2024 versus parameters as of 2023 and the loan portfolio as of 2024.

December 31, 2024
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(221,533)	Ps.	(1,913)	Ps.	42,208	Ps.	(181,238)

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

For the years ended December 31, 2024, 2023 and 2022

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

(6)  Sale of loan portfolio corresponds mainly to sale of microcredit portfolio, and impaired portfolio and/ or with an increase in credit risk.

The following table further explains changes in the gross carrying amount of the loan portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2022	Ps.	190,819,121	Ps.	26,898,573	Ps.	13,855,743	Ps.	231,573,437
Transfers:
Transfer from stage 1 to stage 2		(8,276,152)		8,276,152		—		—
Transfer from stage 1 to stage 3		(1,659,371)		—		1,659,371		—
Transfer from stage 2 to stage 3		—		(2,939,477)		2,939,477		—
Transfer from stage 2 to stage 1		8,288,205		(8,288,205)		—		—
Transfer from stage 3 to stage 2		—		646,995		(646,995)		—
Transfer from stage 3 to stage 1		367,294		—		(367,294)		—
New financial assets originated or purchased		138,932,725		2,450,770		1,294,360		142,677,855
Financial assets that have been paid		(104,212,015)		(6,284,621)		(4,053,745)		(114,550,381)
Net remeasurement of amortized cost and other receivables		(1,008,007)		213,598		2,341,971		1,547,562
Write-offs		(131,245)		(404,857)		(2,675,813)		(3,211,915)
Discontinued operations (1)		4,985,907		(1,228,725)		(2,082,045)		1,675,137
Loss of control in subsidiary (1)		(68,298,203)		(8,288,834)		(847,564)		(77,434,601)
FX and other movements		5,097,764		723,539		214,964		6,036,267
Total portfolio as of December 31, 2022	Ps.	164,906,023	Ps.	11,774,908	Ps.	11,632,430	Ps.	188,313,361
Transfers:
Transfer from stage 1 to stage 2		(10,951,993)		10,951,993		—		—
Transfer from stage 1 to stage 3		(2,059,976)		—		2,059,976		—
Transfer from stage 2 to stage 3		—		(3,372,104)		3,372,104		—
Transfer from stage 2 to stage 1		9,137,025		(9,137,025)		—		—
Transfer from stage 3 to stage 2		—		865,781		(865,781)		—
Transfer from stage 3 to stage 1		509,414		11,192		(520,606)		—
New financial assets originated or purchased		111,919,244		2,583,927		8,250,075		122,753,246
Financial assets that have been paid		(103,065,373)		(3,798,676)		(7,734,476)		(114,598,525)
Net remeasurement of amortized cost and other receivables		841,002		164,973		784,473		1,790,448
Write-offs		(114,019)		(540,280)		(3,522,200)		(4,176,499)
Sale of loan portfolio-loss allowance (2)		(2,369)		(1,809)		(357,202)		(361,380)
Sale of loan portfolio-cash (2)		—		(694)		(112,766)		(113,460)
Gain or loss on sale portfolio (2)		—		(59)		3,390		3,331
FX and other movements		(6,594,417)		(388,080)		(424,255)		(7,406,752)
Total portfolio as of December 31, 2023	Ps.	164,524,561	Ps.	9,114,047	Ps.	12,565,162	Ps.	186,203,770
Transfers:
Transfer from stage 1 to stage 2		(9,506,321)		9,506,321		—		—
Transfer from stage 1 to stage 3		(2,324,339)		—		2,324,339		—
Transfer from stage 2 to stage 3		—		(3,841,435)		3,841,435		—
Transfer from stage 2 to stage 1		4,633,197		(4,633,197)		—		—
Transfer from stage 3 to stage 2		—		717,343		(717,343)		—
Transfer from stage 3 to stage 1		488,967		—		(488,967)		—
New financial assets originated or purchased		114,075,745		2,713,749		6,287,304		123,076,798
Financial assets that have been paid		(98,949,745)		(3,690,211)		(6,354,775)		(108,994,731)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Net remeasurement of amortized cost and other receivables		257,686		(151,844)		903,065		1,008,907
Write-offs		(68,315)		(412,365)		(5,006,084)		(5,486,764)
Sale of loan portfolio-loss allowance (2)		(3,063)		(793)		(130,799)		(134,655)
Sale of loan portfolio-cash (2)		(218,936)		(12,540)		(51,151)		(282,627)
Gain or loss on sale portfolio (2)		(20)		(558)		664		86
FX and other movements		4,287,114		210,057		248,170		4,745,341
Total portfolio as of December 31, 2024	Ps.	177,196,531	Ps.	9,518,574	Ps.	13,421,020	Ps.	200,136,125

(1) See note 1.1 “Discontinued operations of BAC Holding”

(2) Sale of loan portfolio corresponds mainly to sale of microcredit portfolio, and impaired portfolio and/ or with an increase in credit risk.

The total loan portfolio is composed of commercial loans – client portfolio, consumer loans, mortgage loans, microcredit loans and interbank and overnight funds loan. The following tables show the movement in provisions and gross amounts of these portfolios separately:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Commercial – Client portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2022	Ps.	655,655	Ps.	1,006,822	Ps.	4,192,268	Ps.	5,854,745
Transfers:
Transfer from stage 1 to stage 2		(33,511)		33,511		—		—
Transfer from stage 1 to stage 3		(33,401)		—		33,401		—
Transfer from stage 2 to stage 3		—		(88,123)		88,123		—
Transfer from stage 3 to stage 2		—		61,402		(61,402)		—
Transfer from stage 2 to stage 1		93,285		(93,285)		—		—
Transfer from stage 3 to stage 1		26,793		—		(26,793)		—
Net remeasurement of loss allowance (5)		(124,267)		(192,441)		1,129,665		812,957
New financial assets originated or purchased		392,719		137,383		317,361		847,463
Financial assets that have been derecognized		(213,019)		(109,718)		(714,900)		(1,037,637)
Unwind of discount (2)		—		14		405,090		405,104
FX and other movements		10,954		9,586		21,774		42,314
Discontinued operations (1)		12,101		(2,612)		3,496		12,985
Loss of control in subsidiary (1)		(185,786)		(244,715)		(268,521)		(699,022)
Write-offs		(2,985)		(2,622)		(740,556)		(746,163)
Loss allowance as of December 31, 2022	Ps.	598,538	Ps.	515,202	Ps.	4,379,006	Ps.	5,492,746
Transfers:
Transfer from stage 1 to stage 2		(44,743)		44,743		—		—
Transfer from stage 1 to stage 3		(18,381)		—		18,381		—
Transfer from stage 2 to stage 3		—		(130,514)		130,514		—
Transfer from stage 3 to stage 2		—		40,868		(40,868)		—
Transfer from stage 2 to stage 1		150,216		(150,216)		—		—
Transfer from stage 3 to stage 1		31,836		—		(31,836)		—
Net remeasurement of loss allowance (4)		(148,865)		(99,159)		678,828		430,804
New financial assets originated or purchased		320,101		61,148		155,464		536,713
Financial assets that have been derecognized		(262,000)		(51,476)		(450,980)		(764,456)
Sales of portfolio		—		—		(194,305)		(194,305)
Unwind of discount (2)		—		16		517,513		517,529
FX and other movements		(10,958)		(9,657)		(35,823)		(56,438)
Write-offs		(3,303)		(2,131)		(662,559)		(667,993)
Loss allowance as of December 31, 2023	Ps.	612,441	Ps.	218,824	Ps.	4,463,335	Ps.	5,294,600
Transfers:
Transfer from stage 1 to stage 2		(55,649)		55,649		—		—
Transfer from stage 1 to stage 3		(18,703)		—		18,703		—
Transfer from stage 2 to stage 3		—		(141,584)		141,584		—
Transfer from stage 3 to stage 2		—		42,213		(42,213)		—
Transfer from stage 2 to stage 1		69,270		(69,270)		—		—
Transfer from stage 3 to stage 1		25,801		—		(25,801)		—
Net remeasurement of loss allowance (3)		78,801		116,498		793,560		988,859
New financial assets originated or purchased		314,904		40,087		119,881		474,872
Financial assets that have been derecognized		(304,000)		(45,074)		(356,292)		(705,366)
Sales of portfolio		—		—		(94,960)		(94,960)
Unwind of discount (2)		1		51		593,517		593,569
FX and other movements		5,748		3,974		21,427		31,149
Write-offs		(4,539)		(3,780)		(1,211,511)		(1,219,830)
Loss allowance as of December 31, 2024	Ps.	724,075	Ps.	217,588	Ps.	4,421,230	Ps.	5,362,893

(1)  See note 1.1 “Discontinued operations of BAC Holding”

(2)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(3)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2024 versus parameters as of 2023 and the loan portfolio as of 2024.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

December 31, 2024
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(72,973)	Ps.	(25,391)	Ps.	4,822	Ps.	(93,542)

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

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2022	Ps.	100,858,380	Ps.	11,747,975	Ps.	9,421,449	Ps.	122,027,804
Transfers:
Transfer from stage 1 to stage 2		(3,412,530)		3,412,530		—		—
Transfer from stage 1 to stage 3		(1,183,677)		—		1,183,677		—
Transfer from stage 2 to stage 3		—		(1,259,406)		1,259,406		—
Transfer from stage 2 to stage 1		3,502,330		(3,502,330)		—		—
Transfer from stage 3 to stage 2		—		311,858		(311,858)		—
Transfer from stage 3 to stage 1		152,800		—		(152,800)		—
New financial assets originated or purchased		76,419,265		1,177,731		723,459		78,320,455
Financial assets that have been paid		(60,407,178)		(3,742,642)		(3,106,059)		(67,255,879)
Net remeasurement of amortized cost and other receivables		(180,790)		102,831		1,566,802		1,488,843
Write-offs		(2,985)		(2,622)		(740,556)		(746,163)
Discontinued operations (1)		3,560,936		71,257		(953,514)		2,678,679
Loss of control in subsidiary (1)		(33,537,080)		(2,931,541)		35,349		(36,433,272)
FX and other movements		4,188,763		286,453		219,416		4,694,632
Total portfolio as of December 31, 2022	Ps.	89,958,234	Ps.	5,672,094	Ps.	9,144,771	Ps.	104,775,099
Transfers:
Transfer from stage 1 to stage 2		(3,831,869)		3,831,869		—		—
Transfer from stage 1 to stage 3		(979,725)		—		979,725		—
Transfer from stage 2 to stage 3		—		(986,422)		986,422		—
Transfer from stage 2 to stage 1		4,428,540		(4,428,540)		—		—
Transfer from stage 3 to stage 2		—		327,479		(327,479)		—
Transfer from stage 3 to stage 1		216,849		—		(216,849)		—
New financial assets originated or purchased		75,428,991		924,475		1,156,101		77,509,567
Financial assets that have been paid		(66,409,339)		(1,587,486)		(3,472,586)		(71,469,411)
Net remeasurement of amortized cost and other receivables		781,835		18,893		2,285,705		3,086,433
Write-offs		(3,303)		(2,131)		(662,559)		(667,993)
Sale of loan portfolio-loss allowance		—		—		(194,305)		(194,305)
Sale of loan portfolio-cash		—		—		(78,613)		(78,613)
Gain or loss on sale portfolio		—		—		(7,415)		(7,415)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
FX and other movements		(5,261,913)		(239,697)		(403,935)		(5,905,545)
Total portfolio as of December 31, 2023	Ps.	94,328,300	Ps.	3,530,534	Ps.	9,188,983	Ps.	107,047,817
Transfers:
Transfer from stage 1 to stage 2		(3,045,688)		3,045,688		—		—
Transfer from stage 1 to stage 3		(1,417,659)		—		1,417,659		—
Transfer from stage 2 to stage 3		—		(1,317,836)		1,317,836		—
Transfer from stage 2 to stage 1		1,717,607		(1,717,607)		—		—
Transfer from stage 3 to stage 2		—		327,186		(327,186)		—
Transfer from stage 3 to stage 1		193,628		—		(193,628)		—
New financial assets originated or purchased		78,072,653		1,151,662		2,338,797		81,563,112
Financial assets that have been paid		(71,077,047)		(1,565,432)		(3,236,783)		(75,879,262)
Net remeasurement of amortized cost and other receivables		(148,997)		(122,254)		603,420		332,169
Write-offs		(4,539)		(3,780)		(1,211,511)		(1,219,830)
Sale of loan portfolio-loss allowance		—		—		(94,960)		(94,960)
Sale of loan portfolio-cash		—		—		(22,804)		(22,804)
Gain or loss on sale portfolio		—		—		5,633		5,633
FX and other movements		3,309,647		136,089		237,032		3,682,768
Total portfolio as of December 31, 2024	Ps.	101,927,905	Ps.	3,464,250	Ps.	10,022,488	Ps.	115,414,643

(1) See note 1.1 “Discontinued operations of BAC Holding”

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Consumer loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2022	Ps.	1,066,543	Ps.	1,396,101	Ps.	2,118,360	Ps.	4,581,004
Transfers:
Transfer from stage 1 to stage 2		(142,762)		142,762		—		—
Transfer from stage 1 to stage 3		(70,964)		—		70,964		—
Transfer from stage 2 to stage 3		—		(498,736)		498,736		—
Transfer from stage 3 to stage 2		—		92,189		(92,189)		—
Transfer from stage 2 to stage 1		211,028		(211,028)		—		—
Transfer from stage 3 to stage 1		55,658		—		(55,658)		—
Net remeasurement of loss allowance (5)		(1,000)		863,809		1,245,918		2,108,727
New financial assets originated or purchased		473,946		174,616		267,651		916,213
Financial assets that have been derecognized		(201,480)		(149,438)		(175,323)		(526,241)
Unwind of discount (2)		—		13		119,709		119,722
FX and other movements		(2,575)		9,007		3,555		9,987
Discontinued operations (1)		(9,751)		15,493		240,008		245,750
Loss of control in subsidiary (1)		(412,745)		(585,225)		(802,042)		(1,800,012)
Write-offs		(125,994)		(396,404)		(1,820,840)		(2,343,238)
Loss allowance as of December 31, 2022	Ps.	839,904	Ps.	853,159	Ps.	1,618,849	Ps.	3,311,912
Transfers:
Transfer from stage 1 to stage 2		(276,858)		276,858		—		—
Transfer from stage 1 to stage 3		(429,739)		—		429,739		—
Transfer from stage 2 to stage 3		—		(1,004,192)		1,004,192		—
Transfer from stage 3 to stage 2		—		257,854		(257,854)		—
Transfer from stage 2 to stage 1		300,775		(300,775)		—		—
Transfer from stage 3 to stage 1		71,599		—		(71,599)		—
Net remeasurement of loss allowance (4)		484,735		1,310,059		2,145,306		3,940,100
New financial assets originated or purchased		473,697		238,963		481,362		1,194,022
Financial assets that have been derecognized		(214,602)		(98,788)		(394,718)		(708,108)
Sales of portfolio		(2,369)		(1,809)		(162,897)		(167,075)
Unwind of discount (2)		—		46		183,157		183,203
FX and other movements		(3,200)		(4,786)		(5,378)		(13,364)
Write-offs		(101,945)		(533,321)		(2,797,978)		(3,433,244)
Loss allowance as of December 31, 2023	Ps.	1,141,997	Ps.	993,268	Ps.	2,172,181	Ps.	4,307,446
Transfers:
Transfer from stage 1 to stage 2		(265,008)		265,008		—		—
Transfer from stage 1 to stage 3		(378,612)		—		378,612		—
Transfer from stage 2 to stage 3		—		(1,030,039)		1,030,039		—
Transfer from stage 3 to stage 2		—		117,468		(117,468)		—
Transfer from stage 2 to stage 1		238,008		(238,008)		—		—
Transfer from stage 3 to stage 1		77,112		—		(77,112)		—
Net remeasurement of loss allowance (3)		285,228		1,160,328		2,157,929		3,603,485
New financial assets originated or purchased		296,328		137,990		467,654		901,972
Financial assets that have been derecognized		(250,818)		(84,915)		(330,260)		(665,993)
Sales of portfolio		(21)		(602)		(9,441)		(10,064)
Unwind of discount (2)		—		26		199,790		199,816
FX and other movements		3,660		2,365		3,018		9,043
Write-offs		(41,956)		(395,579)		(3,742,152)		(4,179,687)
Loss allowance as of December 31, 2024	Ps.	1,105,918	Ps.	927,310	Ps.	2,132,790	Ps.	4,166,018

(1)       See note 1.1 “Discontinued operations of BAC Holding”

(2)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(3)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2024 versus parameters as of 2023 and the loan portfolio as of 2024.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

December 31, 2024
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(147,090)	Ps.	20,156	Ps.	37,244	Ps.	(89,690)

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

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2022	Ps.	63,811,740	Ps.	9,828,726	Ps.	3,248,679	Ps.	76,889,145
Transfers:
Transfer from stage 1 to stage 2		(3,939,985)		3,939,985		—		—
Transfer from stage 1 to stage 3		(456,120)		—		456,120		—
Transfer from stage 2 to stage 3		—		(1,433,947)		1,433,947		—
Transfer from stage 2 to stage 1		2,810,585		(2,810,585)		—		—
Transfer from stage 3 to stage 2		—		258,837		(258,837)		—
Transfer from stage 3 to stage 1		146,229		—		(146,229)		—
New financial assets originated or purchased		34,459,205		1,219,507		564,562		36,243,274
Financial assets that have been paid		(22,753,127)		(2,332,167)		(826,367)		(25,911,661)
Net remeasurement of amortized cost and other receivables		(788,200)		69,133		681,170		(37,897)
Write-offs		(125,994)		(396,404)		(1,820,840)		(2,343,238)
Discontinued operations (1)		1,156,225		(80,679)		(477,697)		597,849
Loss of control in subsidiary (1)		(22,340,862)		(3,498,287)		(882,530)		(26,721,679)
FX and other movements		549,432		164,844		(10,625)		703,651
Total portfolio as of December 31, 2022	Ps.	52,529,128	Ps.	4,928,963	Ps.	1,961,353	Ps.	59,419,444
Transfers:
Transfer from stage 1 to stage 2		(5,701,009)		5,701,009		—		—
Transfer from stage 1 to stage 3		(1,029,073)		—		1,029,073		—
Transfer from stage 2 to stage 3		—		(2,089,300)		2,089,300		—
Transfer from stage 2 to stage 1		3,616,500		(3,616,500)		—		—
Transfer from stage 3 to stage 2		—		469,333		(469,333)		—
Transfer from stage 3 to stage 1		212,519		11,192		(223,711)		—
New financial assets originated or purchased		32,474,641		1,586,439		4,957,874		39,018,954
Financial assets that have been paid		(28,331,264)		(2,095,326)		(2,091,623)		(32,518,213)
Net remeasurement of amortized cost and other receivables		20,995		126,837		(1,528,765)		(1,380,933)
Write-offs		(101,945)		(533,321)		(2,797,978)		(3,433,244)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Sale of loan portfolio-loss allowance		(2,369)		(1,809)		(162,897)		(167,075)
Sale of loan portfolio-cash		—		(694)		(34,153)		(34,847)
Gain or loss on sale portfolio		—		(59)		10,805		10,746
FX and other movements		(832,014)		(77,989)		(5,218)		(915,221)
Total portfolio as of December 31, 2023	Ps.	52,856,109	Ps.	4,408,775	Ps.	2,734,727	Ps.	59,999,611
Transfers:
Transfer from stage 1 to stage 2		(4,910,035)		4,910,035		—		—
Transfer from stage 1 to stage 3		(855,865)		—		855,865		—
Transfer from stage 2 to stage 3		—		(2,127,198)		2,127,198		—
Transfer from stage 2 to stage 1		1,875,510		(1,875,510)		—		—
Transfer from stage 3 to stage 2		—		291,914		(291,914)		—
Transfer from stage 3 to stage 1		204,521		—		(204,521)		—
New financial assets originated or purchased		29,868,948		1,482,560		3,834,567		35,186,075
Financial assets that have been paid		(25,133,605)		(1,989,366)		(2,953,029)		(30,076,000)
Net remeasurement of amortized cost and other receivables		301,843		(42,975)		254,508		513,376
Write-offs		(41,956)		(395,579)		(3,742,152)		(4,179,687)
Sale of loan portfolio-loss allowance		(21)		(602)		(9,441)		(10,064)
Sale of loan portfolio-cash		(5)		(143)		(1,510)		(1,658)
Gain or loss on sale portfolio		(20)		(558)		(4,969)		(5,547)
FX and other movements		523,841		25,899		479		550,219
Total portfolio as of December 31, 2024	Ps.	54,689,265	Ps.	4,687,252	Ps.	2,599,808	Ps.	61,976,325

(1) See note 1.1 “Discontinued operations of BAC Holding”

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Mortgage loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2022	Ps.	93,122	Ps.	286,903	Ps.	352,382	Ps.	732,407
Transfers:
Transfer from stage 1 to stage 2		(4,775)		4,775		—		—
Transfer from stage 1 to stage 3		(266)		—		266		—
Transfer from stage 2 to stage 3		—		(28,228)		28,228		—
Transfer from stage 3 to stage 2		—		10,553		(10,553)		—
Transfer from stage 2 to stage 1		70,544		(70,544)		—		—
Transfer from stage 3 to stage 1		15,267		—		(15,267)		—
Net remeasurement of loss allowance (5)		(55,643)		19,536		25,930		(10,177)
New financial assets originated or purchased		12,837		4,133		9,982		26,952
Financial assets that have been derecognized		(27,664)		(8,938)		(5,375)		(41,977)
Unwind of discount (2)		—		1		17,084		17,085
FX and other movements		(4,930)		9,709		1,148		5,927
Discontinued operations (1)		(6,193)		1,917		9,998		5,722
Loss of control in subsidiary (1)		(41,518)		(173,351)		(126,763)		(341,632)
Write-offs		(2,018)		(3,827)		(36,021)		(41,866)
Loss allowance as of December 31, 2022	Ps.	48,763	Ps.	52,639	Ps.	251,039	Ps.	352,441
Transfers:
Transfer from stage 1 to stage 2		(7,295)		7,295		—		—
Transfer from stage 1 to stage 3		(635)		—		635		—
Transfer from stage 2 to stage 3		—		(35,387)		35,387		—
Transfer from stage 3 to stage 2		—		9,526		(9,526)		—
Transfer from stage 2 to stage 1		26,638		(26,638)		—		—
Transfer from stage 3 to stage 1		10,329		—		(10,329)		—
Net remeasurement of loss allowance (4)		(14,157)		63,399		(21,731)		27,511
New financial assets originated or purchased		9,654		7,711		56,558		73,923
Financial assets that have been derecognized		(20,196)		(6,486)		(8,896)		(35,578)
Unwind of discount (2)		12		—		16,988		17,000
FX and other movements		332		(2,125)		(2,483)		(4,276)
Write-offs		(8,365)		(3,601)		(39,068)		(51,034)
Loss allowance as of December 31, 2023	Ps.	45,080	Ps.	66,333	Ps.	268,574	Ps.	379,987
Transfers:
Transfer from stage 1 to stage 2		(9,481)		9,481		—		—
Transfer from stage 1 to stage 3		(414)		—		414		—
Transfer from stage 2 to stage 3		—		(48,596)		48,596		—
Transfer from stage 3 to stage 2		—		13,789		(13,789)		—
Transfer from stage 2 to stage 1		30,885		(30,885)		—		—
Transfer from stage 3 to stage 1		9,525		—		(9,525)		—
Net remeasurement of loss allowance (3)		6,687		74,143		66,506		147,336
New financial assets originated or purchased		9,943		4,590		10,008		24,541
Financial assets that have been derecognized		(10,560)		(5,716)		(10,079)		(26,355)
Unwind of discount (2)		—		—		21,019		21,019
FX and other movements		241		1,270		1,330		2,841
Write-offs		(21,818)		(12,570)		(41,666)		(76,054)
Loss allowance as of December 31, 2024	Ps.	60,088	Ps.	71,839	Ps.	341,388	Ps.	473,315

(1)  See note 1.1 “Discontinued operations of BAC Holding”

(2)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(3)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2024 versus parameters as of 2023 and the loan portfolio as of 2024.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

December 31, 2024
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(1,468)	Ps.	3,316	Ps.	142	Ps.	1,990

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

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2022	Ps.	22,743,149	Ps.	5,278,510	Ps.	1,098,657	Ps.	29,120,316
Transfers:
Transfer from stage 1 to stage 2		(896,435)		896,435		—		—
Transfer from stage 1 to stage 3		(13,682)		—		13,682		—
Transfer from stage 2 to stage 3		—		(219,362)		219,362		—
Transfer from stage 2 to stage 1		1,954,180		(1,954,180)		—		—
Transfer from stage 3 to stage 2		—		72,617		(72,617)		—
Transfer from stage 3 to stage 1		67,285		—		(67,285)		—
New financial assets originated or purchased		4,715,113		53,475		6,304		4,774,892
Financial assets that have been paid		(1,891,256)		(197,058)		(103,664)		(2,191,978)
Net remeasurement of amortized cost and other receivables		(130,620)		39,252		83,758		(7,610)
Write-offs		(2,018)		(3,827)		(36,021)		(41,866)
Discontinued operations (1)		268,497		(1,219,303)		(650,834)		(1,601,640)
Loss of control in subsidiary (1)		(10,977,834)		(1,859,006)		(383)		(12,837,223)
FX and other movements		390,049		272,242		6,173		668,464
Total portfolio as of December 31, 2022	Ps.	16,226,428	Ps.	1,159,795	Ps.	497,132	Ps.	17,883,355
Transfers:
Transfer from stage 1 to stage 2		(1,382,946)		1,382,946		—		—
Transfer from stage 1 to stage 3		(40,569)		—		40,569		—
Transfer from stage 2 to stage 3		—		(271,352)		271,352		—
Transfer from stage 2 to stage 1		1,082,759		(1,082,759)		—		—
Transfer from stage 3 to stage 2		—		66,023		(66,023)		—
Transfer from stage 3 to stage 1		79,530		—		(79,530)		—
New financial assets originated or purchased		3,594,678		71,626		2,094,419		5,760,723
Financial assets that have been paid		(2,142,766)		(109,535)		(2,147,384)		(4,399,685)
Net remeasurement of amortized cost and other receivables		35,508		18,036		48,059		101,603

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Write-offs		(8,365)		(3,601)		(39,068)		(51,034)
FX and other movements		(723,260)		(70,394)		(15,102)		(808,756)
Total portfolio as of December 31, 2023	Ps.	16,720,997	Ps.	1,160,785	Ps.	604,424	Ps.	18,486,206
Transfers:
Transfer from stage 1 to stage 2		(1,532,164)		1,532,164		—		—
Transfer from stage 1 to stage 3		(45,518)		—		45,518		—
Transfer from stage 2 to stage 3		—		(381,561)		381,561		—
Transfer from stage 2 to stage 1		1,036,878		(1,036,878)		—		—
Transfer from stage 3 to stage 2		—		96,914		(96,914)		—
Transfer from stage 3 to stage 1		90,665		—		(90,665)		—
New financial assets originated or purchased		5,389,136		63,254		55,457		5,507,847
Financial assets that have been paid		(2,280,710)		(116,394)		(127,047)		(2,524,151)
Net remeasurement of amortized cost and other receivables		98,729		13,250		53,838		165,817
Write-offs		(21,818)		(12,570)		(41,666)		(76,054)
FX and other movements		417,334		48,069		10,659		476,062
Total portfolio as of December 31, 2024	Ps.	19,873,529	Ps.	1,367,033	Ps.	795,165	Ps.	22,035,727

(1) See note 1.1 “Discontinued operations of BAC Holding”

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Microcredit loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2022	Ps.	6,740	Ps.	13,291	Ps.	85,039	Ps.	105,070
Transfers:
Transfer from stage 1 to stage 2		(2,285)		2,285		—		—
Transfer from stage 1 to stage 3		(816)		—		816		—
Transfer from stage 2 to stage 3		—		(10,682)		10,682		—
Transfer from stage 3 to stage 2		—		1,440		(1,440)		—
Transfer from stage 2 to stage 1		2,901		(2,901)		—		—
Transfer from stage 3 to stage 1		339		—		(339)		—
Net remeasurement of loss allowance (4)		(3,625)		4,222		2,753		3,350
New financial assets originated or purchased		5,480		197		17		5,694
Financial assets that have been derecognized		(2,248)		(926)		(373)		(3,547)
Unwind of discount (1)		—		—		9,052		9,052
Write-offs		(248)		(2,004)		(78,396)		(80,648)
Loss allowance as of December 31, 2022	Ps.	6,238	Ps.	4,922	Ps.	27,811	Ps.	38,971
Transfers:
Transfer from stage 1 to stage 2		(3,411)		3,411		—		—
Transfer from stage 1 to stage 3		(1,308)		—		1,308		—
Transfer from stage 2 to stage 3		—		(10,612)		10,612		—
Transfer from stage 3 to stage 2		—		1,374		(1,374)		—
Transfer from stage 2 to stage 1		1,729		(1,729)		—		—
Transfer from stage 3 to stage 1		210		—		(210)		—
Net remeasurement of loss allowance (3)		6,322		10,395		12,816		29,533
New financial assets originated or purchased		4,647		97		54		4,798
Financial assets that have been derecognized		(1,953)		(265)		(212)		(2,430)
Unwind of discount (1)		—		—		7,016		7,016
Write-offs		(406)		(1,227)		(22,595)		(24,228)
Loss allowance as of December 31, 2023	Ps.	12,068	Ps.	6,366	Ps.	35,226	Ps.	53,660
Transfers:
Transfer from stage 1 to stage 2		(2,380)		2,380		—		—
Transfer from stage 1 to stage 3		(24,943)		—		24,943		—
Transfer from stage 2 to stage 3		—		(8,815)		8,815		—
Transfer from stage 3 to stage 2		—		536		(536)		—
Transfer from stage 2 to stage 1		912		(912)		—		—
Transfer from stage 3 to stage 1		57		—		(57)		—
Net remeasurement of loss allowance (2)		20,456		6,140		(3,299)		23,297
New financial assets originated or purchased		2,627		69		19		2,715
Financial assets that have been derecognized		(5,694)		(5,123)		(26,097)		(36,914)
Sales of portfolio		(3,042)		(191)		(26,398)		(29,631)
Unwind of discount (1)		—		—		1,684		1,684
Write-offs		(2)		(436)		(10,755)		(11,193)
Loss allowance as of December 31, 2024	Ps.	59	Ps.	14	Ps.	3,545	Ps.	3,618
(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2024 versus parameters as of December 31,2023 and the loan portfolio as of December 31, 2024.

December 31, 2024
	Stage 2		Stage 3
Stage 1	Lifetime ECL not		Lifetime ECL
12-month ECL	credit-impaired		credit-impaired		Total
Ps. (8)	Ps.	6	Ps.	—	Ps.	(2)

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

For the years ended December 31, 2024, 2023 and 2022

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

The following table further explains changes in the gross carrying amount of the microcredit portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2022	Ps.	187,419	Ps.	43,362	Ps.	86,958	Ps.	317,739
Transfers:
Transfer from stage 1 to stage 2		(27,202)		27,202		—		—
Transfer from stage 1 to stage 3		(5,892)		—		5,892		—
Transfer from stage 2 to stage 3		—		(26,762)		26,762		—
Transfer from stage 2 to stage 1		21,110		(21,110)		—		—
Transfer from stage 3 to stage 2		—		3,683		(3,683)		—
Transfer from stage 3 to stage 1		980		—		(980)		—
New financial assets originated or purchased		219,226		57		34		219,317
Financial assets that have been paid		(177,589)		(12,754)		(17,655)		(207,998)
Net remeasurement of amortized cost and other receivables		6,687		2,382		10,241		19,310
Write-offs		(248)		(2,004)		(78,396)		(80,648)
Total portfolio as of December 31, 2022	Ps.	224,491	Ps.	14,056	Ps.	29,173	Ps.	267,720
Transfers:
Transfer from stage 1 to stage 2		(36,169)		36,169		—		—
Transfer from stage 1 to stage 3		(10,609)		—		10,609		—
Transfer from stage 2 to stage 3		—		(25,030)		25,030		—
Transfer from stage 2 to stage 1		9,226		(9,226)		—		—
Transfer from stage 3 to stage 2		—		2,946		(2,946)		—
Transfer from stage 3 to stage 1		516		—		(516)		—
New financial assets originated or purchased		214,273		1,387		41,681		257,341
Financial assets that have been paid		(178,828)		(6,329)		(22,883)		(208,040)
Net remeasurement of amortized cost and other receivables		4,054		1,207		(20,525)		(15,264)
Write-offs		(406)		(1,227)		(22,595)		(24,228)
Total portfolio as of December 31, 2023	Ps.	226,548	Ps.	13,953	Ps.	37,028	Ps.	277,529
Transfers:
Transfer from stage 1 to stage 2		(18,434)		18,434		—		—
Transfer from stage 1 to stage 3		(5,297)		—		5,297		—
Transfer from stage 2 to stage 3		—		(14,840)		14,840		—
Transfer from stage 2 to stage 1		3,202		(3,202)		—		—
Transfer from stage 3 to stage 2		—		1,329		(1,329)		—
Transfer from stage 3 to stage 1		153		—		(153)		—
New financial assets originated or purchased		329,590		16,273		58,483		404,346
Financial assets that have been paid		(317,251)		(19,019)		(37,916)		(374,186)
Net remeasurement of amortized cost and other receivables		4,241		135		(8,701)		(4,325)
Write-offs		(2)		(436)		(10,755)		(11,193)
Sale of loan portfolio-loss allowance		(3,042)		(191)		(26,398)		(29,631)
Sale of loan portfolio-cash		(218,931)		(12,397)		(26,837)		(258,165)
Total portfolio as of December 31, 2024	Ps.	777	Ps.	39	Ps.	3,559	Ps.	4,375

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Interbank and overnight funds

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2022	Ps.	2,386	Ps.	-	Ps.	-	Ps.	2,386
Net remeasurement of loss allowance (3)		3		—		—		3
New financial assets originated or purchased		17,244		—		—		17,244
Financial assets that have been derecognized		(18,189)		—				(18,189)
Loss allowance as of December 31, 2022	Ps.	1,444	Ps.	—	Ps.	—	Ps.	1,444
Transfers:
Transfer from stage 2 to stage 1		2		(2)		—		—
Net remeasurement of loss allowance (2)		(122)		2		—		(120)
New financial assets originated or purchased		1,787		—		—		1,787
Financial assets that have been derecognized		(3,089)		—		—		(3,089)
Loss allowance as of December 31, 2023	Ps.	22	Ps.	—	Ps.	—	Ps.	22
Net remeasurement of loss allowance (1)		731		1		—		732
New financial assets originated or purchased		99		—		—		99
Financial assets that have been derecognized		(58)		—		—		(58)
Loss allowance as of December 31, 2024	Ps.	794	Ps.	1	Ps.	—	Ps.	795
(1)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2024 versus parameters as of December 31,2023 and the loan portfolio as of December 31, 2024.

December 31, 2024
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	6	Ps.	—	Ps.	—	Ps.	6

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of the interbank and overnight funds portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2022	Ps.	3,218,433	Ps.	—	Ps.	—	Ps.	3,218,433
New financial assets originated or purchased		23,119,916		—		1		23,119,917
Financial assets that have been paid		(18,982,865)		—		—		(18,982,865)
Net remeasurement of amortized cost and other receivables		84,916		—		—		84,916
Discontinued operations (1)		249		—		—		249
Loss of control in subsidiary (1)		(1,442,427)		—		—		(1,442,427)
FX and other movements		(30,480)		—		—		(30,480)
Total portfolio as of December 31, 2022	Ps.	5,967,742	Ps.	—	Ps.	1	Ps.	5,967,743
New financial assets originated or purchased		206,661		—		—		206,661
Financial assets that have been paid		(6,003,176)		—		—		(6,003,176)
Net remeasurement of amortized cost and other receivables		(1,390)		—		(1)		(1,391)
FX and other movements		222,770		—		—		222,770
Total portfolio as of December 31, 2023	Ps.	392,607	Ps.	—	Ps.	—	Ps.	392,607
New financial assets originated or purchased		415,418		—		—		415,418
Financial assets that have been paid		(141,132)		—		—		(141,132)
Net remeasurement of amortized cost and other receivables		1,870		—		—		1,870
FX and other movements		36,292		—		—		36,292
Total portfolio as of December 31, 2024	Ps.	705,055	Ps.	—	Ps.	—	Ps.	705,055

(1) See note 1.1 “Discontinued operations of BAC Holding”

The following table further explains changes in the movements in the allowance for the of investments in debt securities at FVOCI portfolio:

Investments in debt securities at FVOCI

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of January 1, 2022	Ps.	123,978	Ps.	—	Ps.	—	Ps.	123,978
Net remeasurement of loss allowance (5)		(3,217)		—		—		(3,217)
New financial assets originated or purchased		4,409		—		—		4,409
Financial assets that have been derecognized		(4,870)		—		—		(4,870)
Discontinued operations (1)		2,935		—		—		2,935
Loss of control in subsidiary (2)		(111,358)		—		—		(111,358)
FX and other movements		809		—		—		809
Loss allowance balance as of December 31, 2022	Ps.	12,686	Ps.	—	Ps.	—	Ps.	12,686
Net remeasurement of loss allowance (4)		(892)		—		—		(892)
New financial assets originated or purchased		6,470		—		—		6,470
Financial assets that have been derecognized		(4,342)		—		—		(4,342)
FX and other movements		(950)		—		—		(950)
Loss allowance balance as of December 31, 2023	Ps.	12,972	Ps.	—	Ps.	—	Ps.	12,972
Net remeasurement of loss allowance (3)		452		—		—		452
New financial assets originated or purchased		9,029		—		—		9,029
Financial assets that have been derecognized		(4,895)		—		—		(4,895)
FX and other movements		752		—		—		752
Loss allowance balance as of December 31, 2024	Ps.	18,310	Ps.	—	Ps.	—	Ps.	18,310

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

(1)   See note 1.1 “Discontinued operations of BAC Holding”

(2)   Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)   This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2024 versus parameters as of December 31, 2023 and the investments portfolio as of December 31, 2024.

December 31, 2024
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(90)	Ps.	—	Ps.	—	Ps.	(90)

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

The following table further explains changes in the movements in the allowance for investments in debt securities at amortized cost portfolio:

Investments in debt securities at amortized cost

|
			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of January 1, 2022	Ps.	3,297	Ps.	7,401	Ps.	—	Ps.	10,698
Net remeasurement of loss allowance (5)		19,761		547		—		20,308
New financial assets originated or purchased		2,198		—		—		2,198
Financial assets that have been derecognized		(1,015)		(1,090)		—		(2,105)
Discontinued operations (1)		(85)		—		—		(85)
Loss of control in subsidiary (2)		(503)		—		—		(503)
FX and other movements		4,910		1,509		—		6,419
Loss allowance balance as of December 31, 2022	Ps.	28,563	Ps.	8,367	Ps.	—	Ps.	36,930
Transfer from stage 2 to stage 1		1,485		(1,485)		—		—
Net remeasurement of loss allowance (4)		(14,315)		(996)		—		(15,311)
New financial assets originated or purchased		2,669		—		—		2,669
Financial assets that have been derecognized		(1,466)		—		—		(1,466)
FX and other movements		(4,323)		(1,617)		—		(5,940)
Loss allowance balance as of December 31, 2023	Ps.	12,613	Ps.	4,269	Ps.	—	Ps.	16,882
Net remeasurement of loss allowance (3)		(1,774)		(562)		—		(2,336)
New financial assets originated or purchased		3,279		—		—		3,279
Financial assets that have been derecognized		(1,366)		—		—		(1,366)
FX and other movements		1,577		639		—		2,216
Loss allowance balance as of December 31, 2024	Ps.	14,329	Ps.	4,346	Ps.	—	Ps.	18,675

(1)  See note 1.1 “Discontinued operations of BAC Holding”

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

(2)   Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

(3)   This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2024 versus parameters as of December 31, 2023 and the investments portfolio as of December 31, 2024.

December 31, 2024
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(404)	Ps.	—	Ps.	—	Ps.	(404)

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

December 31, 2022
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(70)	Ps.	48	Ps.	—	Ps.	(22)

Other accounts receivable

General approach

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2022	Ps.	18,939	Ps.	16,771	Ps.	129,449	Ps.	165,159
Net remeasurement of loss allowance		7,680		2,190		48,003		57,873
FX and other movements		1,748		1,240		177		3,165
Write-offs		(3,390)		—		(37,506)		(40,896)
Loss allowance as of December 31, 2022	Ps.	24,977	Ps.	20,201	Ps.	140,123	Ps.	185,301
Net remeasurement of loss allowance		4,389		257		46,867		51,513
FX and other movements		(1,789)		(1,270)		(2,464)		(5,523)
Write-offs		(1,612)		—		(43,397)		(45,009)
Loss allowance as of December 31, 2023	Ps.	25,965	Ps.	19,188	Ps.	141,129	Ps.	186,282
Net remeasurement of loss allowance		4,932		2,779		58,789		66,500
FX and other movements		860		229		3,212		4,301
Write-offs		(531)		—		(85,622)		(86,153)
Loss allowance as of December 31, 2024	Ps.	31,226	Ps.	22,196	Ps.	117,508	Ps.	170,930

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Simplified approach

	Loss allowance
Loss allowance as of January 1, 2022	Ps.	217,643
Loss of control in subsidiary (1)		(33,024)
Discontinued operations (1)		469
Entity liquidation		(1,592)
Provision charged to profit or loss		27,519
Recovery for partial payments from the clients		(6,751)
Write-offs		(7,948)
Exchange gains (losses) in foreign currency		799
Loss allowance as of December 31, 2022	Ps.	197,115
Entity deconsolidation		(3,245)
Provision charged to profit or loss		39,750
Recovery for partial payments from the clients		(14,599)
Write-offs		(18,516)
Exchange gains (losses) in foreign currency		(1,123)
Loss allowance as of December 31, 2023	Ps.	199,382
Provision charged to profit or loss		56,296
Recovery for partial payments from the clients		(29,727)
Write-offs		(35,436)
Exchange gains (losses) in foreign currency		526
Loss allowance as of December 31, 2024	Ps.	191,041

(1) See note 1.1 “Discontinued operations of BAC Holding”

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Loan commitments and financial guarantee contracts

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2022	Ps.	45,916	Ps.	10,097	Ps.	6,028	Ps.	62,041
Transfers:
Transfer from stage 1 to stage 2		(558)		558		—		—
Transfer from stage 1 to stage 3		(57)		—		57		—
Transfer from stage 2 to stage 3		—		(211)		211		—
Transfer from stage 3 to stage 2		—		34		(34)		—
Transfer from stage 2 to stage 1		3,379		(3,379)		—		—
Transfer from stage 3 to stage 1		289		—		(289)		—
Net remeasurement of loss allowance		(7,419)		(2,264)		(1,218)		(10,901)
New loan commitments and financial guarantees issued		17,204		1,826		(41)		18,989
FX and other movements		202		1		—		203
Discontinued operations (1)		(45)		(63)		(133)		(241)
Loss of control in subsidiary (1)		(751)		(138)		(4,292)		(5,181)
Loss allowance as of December 31, 2022	Ps.	58,160	Ps.	6,461	Ps.	289	Ps.	64,910
Transfers:
Transfer from stage 1 to stage 2		(1,690)		1,690		—		—
Transfer from stage 1 to stage 3		(218)		—		218		—
Transfer from stage 2 to stage 3		—		(329)		329		—
Transfer from stage 3 to stage 2		—		4		(4)		—
Transfer from stage 2 to stage 1		1,105		(1,105)		—		—
Transfer from stage 3 to stage 1		29		—		(29)		—
Net remeasurement of loss allowance		(14,124)		(769)		211		(14,682)
New loan commitments and financial guarantees issued		18,693		1,732		(65)		20,360
FX and other movements		(318)		(2)		—		(320)
Loss allowance as of December 31, 2023	Ps.	61,637	Ps.	7,682	Ps.	949	Ps.	70,268
Transfers:
Transfer from stage 1 to stage 2		(1,233)		1,233		—		—
Transfer from stage 1 to stage 3		(503)		—		503		—
Transfer from stage 2 to stage 3		—		(167)		167		—
Transfer from stage 3 to stage 2		—		1		(1)		—
Transfer from stage 2 to stage 1		2,998		(2,998)		—		—
Transfer from stage 3 to stage 1		20		—		(20)		—
Net remeasurement of loss allowance		(18,834)		(14)		544		(18,304)
New loan commitments and financial guarantees issued		18,204		1,934		92		20,230
FX and other movements		220		—		—		220
Loss allowance as of December 31, 2024	Ps.	62,509	Ps.	7,671	Ps.	2,234	Ps.	72,414

(1) See note 1.1 “Discontinued operations of BAC Holding”

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

For the years ended December 31, 2024, 2023 and 2022

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

Concentration by sector

Below is the credit portfolio distribution of Grupo Aval by economic sector as of December 31, 2024, and 2023:

Sector	December 31, 2024%			December 31, 2023%
Consumer services	Ps.	89,687,446	44.8%	Ps.	84,358,141	45.3%
Commercial services		43,792,710	21.9%		40,341,863	21.7%
Construction		15,046,109	7.5%		14,733,390	7.9%
Public services		9,218,309	4.6%		7,172,123	3.9%
Food, beverage and tobacco		7,577,678	3.8%		7,191,477	3.9%
Other industrial and manufacturing products		6,857,011	3.4%		6,410,022	3.4%
Transportation and communications		6,499,070	3.2%		6,283,172	3.4%
Chemical production		5,539,036	2.8%		5,414,605	2.9%
Government		5,471,013	2.7%		5,367,471	2.9%
Agricultural		4,538,856	2.3%		4,192,847	2.3%
Mining products and oil		2,754,170	1.4%		1,500,686	0.8%
Trade and tourism		1,724,337	0.9%		1,622,212	0.8%
Other		1,430,380	0.7%		1,615,761	0.8%
Total of each economic sector	Ps.	200,136,125	100.0%	Ps.	186,203,770	100.0%

Concentration by country

The detail of credit risk at the level of Grupo Aval in the different geographic areas determined according to the domicile of the debtor, without taking into consideration loan loss provisions as of December 31, 2024, and 2023 is as follows:

December 31, 2024	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	95,610,708	Ps.	57,719,813	Ps.	18,494,856	Ps.	4,375	Ps.	395,382	Ps.	172,225,134
Panama		9,455,147		4,248,452		3,540,871		—		214,187		17,458,657
United States		6,685,567		7,984		—		—		93,474		6,787,025
Guatemala		432,151		—		—		—		—		432,151
Costa Rica		125,689		—		—		—		2,012		127,701
Honduras		392,236		—		—		—		—		392,236
El Salvador		13,919		—		—		—		—		13,919
Nicaragua		412		—		—		—		—		412
Other countries		2,698,814		76		—		—		—		2,698,890
Total gross loan portfolio	Ps.	115,414,643	Ps.	61,976,325	Ps.	22,035,727	Ps.	4,375	Ps.	705,055	Ps.	200,136,125

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

December 31, 2023	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	90,146,557	Ps.	56,659,813	Ps.	15,363,688	Ps.	277,529	Ps.	320,400	Ps.	162,767,987
Panama		7,881,116		3,339,663		3,122,518		—		21,512		14,364,809
United States		5,857,040		—		—		—		50,089		5,907,129
Guatemala		218,838		—		—		—		—		218,838
Costa Rica		115,868		—		—		—		606		116,474
Honduras		298,941		—		—		—		—		298,941
El Salvador		6,704		—		—		—		—		6,704
Nicaragua		605		—		—		—		—		605
Other countries		2,522,148		135		—		—		—		2,522,283
Total gross loan portfolio	Ps.	107,047,817	Ps.	59,999,611	Ps.	18,486,206	Ps.	277,529	Ps.	392,607	Ps.	186,203,770

Concentration by currency

The classification of loan portfolio by type of currency is as follows:

December 31, 2024	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	86,935,650	Ps.	28,478,993	Ps.	115,414,643
Consumer		57,615,997		4,360,328		61,976,325
Residential mortgage		18,494,740		3,540,987		22,035,727
Microcredit		4,375		—		4,375
Interbank and overnight funds		272,307		432,748		705,055
Total gross loan portfolio	Ps.	163,323,069	Ps.	36,813,056	Ps.	200,136,125

December 31, 2023	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	83,083,022	Ps.	23,964,795	Ps.	107,047,817
Consumer		56,580,248		3,419,363		59,999,611
Residential mortgage		15,363,549		3,122,657		18,486,206
Microcredit		277,529		—		277,529
Interbank and overnight funds		159,757		232,850		392,607
Total gross loan portfolio	Ps.	155,464,105	Ps.	30,739,665	Ps.	186,203,770

As of December 31, 2024, the loan portfolio in foreign currency represents 18.4% of the total portfolio, equivalent to US$ 8,349 million. As of December 31, 2023, the loan portfolio in foreign currency represents 16.5%, equivalent to US$ 8,042 million.

Investment debt securities

Grupo Aval entities monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of credit risk from investment securities is shown below.

Concentration by sector

Trading debt securities (see note 8.1)

The balance of financial assets in investments in trading debt securities includes the following as of December 31, 2024, and 2023:

	December 31,		December 31,
	2024		2023
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	10,623,734	Ps.	5,732,620
Securities issued or secured by other Colombian Government entities		183,760		155,737
Securities issued or secured by other financial entities		864,036		902,652
Securities issued or secured by non-financial sector entities		7,749		2,994
Others		15,768		20,585
Total In Colombian Pesos	Ps.	11,695,047	Ps.	6,814,588

In foreign currency

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	December 31,		December 31,
	2024		2023
Securities issued or secured by Colombian Government	Ps.	17,824	Ps.	62,212
Securities issued or secured by foreign Governments		75,379		32,079
Securities issued or secured by other financial entities		138,158		181,809
Securities issued or secured by non-financial sector entities		1,064		3,412
Others		9,942		19,280
Total In foreign currency	Ps.	242,367	Ps.	298,792
Total trading debt securities	Ps.	11,937,414	Ps.	7,113,380

Investments in debt securities mandatorily at FVTPL (see note 9.1)

The balance of financial assets in investments in debt securities mandatorily at FVTPL includes the following as of December 31, 2024, and 2023:

	December 31,		December 31,
	2024		2023
In Colombian Pesos
Others	Ps.	1,425	Ps.	1,889
Total debt securities mandatorily at FVTPL	Ps.	1,425	Ps.	1,889

Investments in debt securities at FVOCI

The balance of financial assets in investments in debt securities at FVOCI includes the following as of December 31, 2024, and 2023:

	December 31,		December 31,
	2024		2023
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	15,207,640	Ps.	14,491,881
Securities issued or secured by other Colombian Government entities		173,682		325,588
Securities issued or secured by other financial entities		813,342		918,788
Securities issued or secured by non-financial sector entities		3,968		961
Others		202,264		212,635
Total In Colombian Pesos	Ps.	16,400,896	Ps.	15,949,853
In foreign currency
Securities issued or secured by Colombian Government	Ps.	3,060,268	Ps.	2,298,912
Securities issued or secured by other Colombian Government entities		289,063		538,200
Securities issued or secured by foreign Governments		4,502,810		2,507,038
Securities issued or secured by central banks		204,855		145,489
Securities issued or secured by other financial entities		1,813,441		1,223,859
Securities issued or secured by non-financial sector entities		245,692		213,610
Others		533,173		449,815
Total In foreign currency	Ps.	10,649,302	Ps.	7,376,923
Total debt securities at FVOCI	Ps.	27,050,198	Ps.	23,326,776

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Investments in debt securities at amortized cost

The balance of financial assets in investments in debt securities at amortized cost includes the following as of December 31, 2024, and 2023:

		December 31,		December 31,
In Colombian Pesos	2024		2023
Securities issued or secured by Colombian Government	Ps.	2,553,693	Ps.	2,567,463
Securities issued or secured by other Colombian Government entities		5,563,208		5,112,355
Others		32,759		36,635
Total In Colombian Pesos	Ps.	8,149,660	Ps.	7,716,453
In foreign currency
Securities issued or secured by foreign Governments	Ps.	30,655	Ps.	26,515
Securities issued or secured by other financial entities		2,350,549		2,082,993
Securities issued or secured by non-financial sector entities		145,553		143,410
Others		31,950		27,190
Total In foreign currency	Ps.	2,558,707	Ps.	2,280,108
Total investments in debt securities at amortized cost	Ps.	10,708,367	Ps.	9,996,561

Concentration of investments in debt securities by location

		December 31,		December 31,
	2024		2023
Colombia	Ps.	39,769,376	Ps.	33,713,283
Panama		6,114,059		3,952,223
United States of America		1,543,389		1,421,010
Brazil		128,970		114,879
Mexico		583,979		410,599
Costa Rica		110,714		95,643
Chile		524,430		182,398
Peru		443,698		177,096
Paraguay		102,473		37,177
Japan		22,957		—
Germany		15,806		—
Total by country	Ps.	49,359,851	Ps.	40,104,308
Bladex (Foreign Trade Bank of Latin America)		216,218		225,642
Andean Development Corporation (Corporación Andina de Fomento)		117,061		105,107
Inter-American Corporation for the Financing of Infrastructure		4,274		3,549
Multilateral	Ps.	337,553	Ps.	334,298
Total investments in debt securities	Ps.	49,697,404	Ps.	40,438,606

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

As of December 31, 2024, and 2023, the investment portfolio of financial assets in debt instruments is comprised mainly of securities issued or secured by entities of the Republic of Colombia, which represent 72.58% and 68.55%, respectively of the total portfolio.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Below is the detail of Grupo Aval’s sovereign debt portfolio issued by Central Governments per country:

	December 31, 2024			December 31, 2023
			%			%
Investment grade (1)
Colombia	Ps.	28,361,534	78.64%	Ps.	22,768,597	82.14%
Panama		2,724,276	7.55%		1,077,656	3.89%
Chile		238,765	0.66%		3,768	0.01%
Peru		37,023	0.10%		—	—%
Germany		15,806	0.04%		—	—%
Mexico		17,987	0.05%		16,268	0.06%
United States of America		1,465,956	4.06%		1,371,842	4.95%
Total Investment grade	Ps.	32,861,347	91.10%	Ps.	25,238,131	91.05%
Speculative (2)
Brazil		30,266	0.08%		27,643	0.10%
Colombia		3,101,625	8.60%		2,384,493	8.60%
Costa Rica		78,765	0.22%		68,454	0.25%
Total Speculative	Ps.	3,210,656	8.90%	Ps.	2,480,590	8.95%
	Ps.	36,072,003	100.00%	Ps.	27,718,721	100.00%

Below is the detail of Grupo Aval’s debt portfolio issued by Central Banks:

	December 31, 2024				December 31, 2023
			%			%
Investment Grade (1)
Panama (*)	Ps.	204,855	100.00%	Ps.	145,489	100.00%
Total Investment grade	Ps.	204,855	100.00%	Ps.	145,489	100.00%

Total sovereign risk	Ps.	36,276,858	100.00%	Ps.	27,864,210	100.00%
(1)	Investment grade includes the risk rating of Fitch Ratings Colombia S.A o F1+ to F3, BRC of Colombia from BRC 1+ to BRC 3 and Standard & Poor’s from AAA to BBB-.
(2)	Speculative or non-investment grade level includes the risk rating of Fitch Ratings Colombia S.A. from B to E, BRC de Colombia from BRC 4 to BRC 6 and Standard & Poor’s from BB+ to D.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following is the balance of restructured loans as of December 31, 2024, and 2023:

Restructured loans	December 31, 2024		December 31, 2023
Local currency	Ps.	5,495,475	Ps.	4,346,710
Foreign currency		1,955,612		1,646,876
Total restructured	Ps.	7,451,087	Ps.	5,993,586

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

During the years ended December 31, 2024, and 2023, the following is the total of foreclosed assets received and sold during such periods:

	December 31, 2024		December 31, 2023
Foreclosed assets received	Ps.	116,299	Ps.	76,116
Foreclosed assets sold		43,731		90,940

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

Pending unused credit lines and guarantees do not necessarily represent future cash-out flows, because such facilities may expire and not be used whole or in part.

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of December 31, 2024, and 2023.

Loan commitments and financial guarantee contracts

	December 31, 2024		December 31, 2023
	Notional amount		Notional amount
Unused credit card limits	Ps.	12,933,383	Ps.	12,449,298
Approved credits not disbursed		5,432,167		4,818,508
Credit arrangements		4,583,513		4,223,426
Guarantees		3,082,949		3,052,607
Unused limits of overdrafts		2,261,456		2,264,226
Unused letters of credit		382,953		735,472
Other		2,723,071		2,255,007
Total	Ps.	31,399,492	Ps.	29,798,544

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following is the detail of the credit commitments by type of currency:

	December 31, 2024		December 31, 2023
Colombian Pesos	Ps.	27,533,438	Ps.	25,821,105
U.S. dollars		3,847,658		3,962,607
Euro		14,517		13,585
Other		3,879		1,247
Total	Ps.	31,399,492	Ps.	29,798,544

4.1.10 Offset of financial assets and financial liabilities

The disclosures set out in the following tables include financial assets and liabilities that:

●	are offset in the Group’s statement of financial position; or
●	are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

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

The gross amounts of financial assets and financial liabilities and their net amounts disclosed in the below tables have been measured in the statement of financial position on the following bases:

●	Derivative assets and liabilities – fair value;
●	Assets and liabilities resulting from sale-and-repurchase agreements, reverse sale-and repurchase agreements and securities lending and borrowing – amortized cost;

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following is the detail of the financial instruments subject to offset contractually required as of December 31, 2024, and 2023:

December 31, 2024

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	1,023,313	Ps.	—	Ps.	1,023,313	Ps.	(1,951,440)	Ps.	(162,729)	Ps.	(1,090,856)
Repurchase agreements		1,940,488		—		1,940,488		(667)		—		1,939,821
Total	Ps.	2,963,801	Ps.	—	Ps.	2,963,801	Ps.	(1,952,107)	Ps.	(162,729)	Ps.	848,965

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Delivered		Exposure
Offsetting liabilities
Derivatives	Ps.	1,033,592	Ps.	—	Ps.	1,033,592	Ps.	(208,181)	Ps.	(71,745)	Ps.	753,666
Repurchase agreements		17,686,789		—		17,686,789		(20,719,224)		(336,987)		(3,369,422)
Total	Ps.	18,720,381	Ps.	—	Ps.	18,720,381	Ps.	(20,927,405)	Ps.	(408,732)	Ps.	(2,615,756)

December 31, 2023

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	2,126,229	Ps.	—	Ps.	2,126,229	Ps.	(1,911,903)	Ps.	(235,189)	Ps.	(20,863)
Repurchase agreements		1,708,779		—		1,708,779		(27,803)		—		1,680,976
Total	Ps.	3,835,008	Ps.	—	Ps.	3,835,008	Ps.	(1,939,706)	Ps.	(235,189)	Ps.	1,660,113

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Delivered		Exposure
Offsetting liabilities
Derivatives	Ps.	2,371,927	Ps.	—	Ps.	2,371,927	Ps.	(313,095)	Ps.	(245,344)	Ps.	1,813,488
Repurchase agreements		14,371,597		—		14,371,597		(16,874,942)		(1,025,691)		(3,529,036)
Total	Ps.	16,743,524	Ps.	—	Ps.	16,743,524	Ps.	(17,188,037)	Ps.	(1,271,035)	Ps.	(1,715,548)

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

Our business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The risk management groups and our business unit management ensure that these risks are measured and closely monitored. A variety of limits and controls are designed to manage price and liquidity risk. Market risk is monitored through various mechanisms such as: statistically

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

analysis (using Value-at-Risk models and related analytical measures), risk factor sensitivity analysis, and routine stress testing, conducted in collaboration with the business units by the Market Risk Unit. The material risks identified by these processes are summarized in reports produced by the Market Risk Unit that are circulated to, and discussed with senior management.

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

The following is a breakdown of Grupo Aval’s financial assets and liabilities exposed to trading risk held at December 31, 2024 and 2023:

Account	December 31, 2024		December 31, 2023
Financial assets
Debt financial assets
Trading investments in debt securities	Ps.	11,937,414	Ps.	7,113,380
Investments in debt securities mandatorily at FVTPL		1,425		1,889
Investments in debt securities at FVOCI		27,050,198		23,326,776
Total debt securities	Ps.	38,989,037	Ps.	30,442,045
Derivative assets instruments	Ps.	969,294	Ps.	2,077,567
Hedging derivatives assets		54,019		48,662
Total, active derivative instruments	Ps.	1,023,313	Ps.	2,126,229
Total financial assets	Ps.	40,012,350	Ps.	32,568,274
Liabilities
Derivative liabilities instruments	Ps.	1,011,934	Ps.	2,154,361
Hedging derivatives liabilities		21,658		217,566
Total financial liabilities	Ps.	1,033,592	Ps.	2,371,927
Net position	Ps.	38,978,758	Ps.	30,196,347

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

The Integral Risk Management System (SIAR in Spanish) allows Grupo Aval´s financial subsidiaries to identify, measure, control and monitor the market risk they are exposed to in carrying out their operations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

4.2.2.2 Methods Used to Measure Market Risk

The Market Risk areas independently review the Company’s trading portfolios on a regular basis from a market risk perspective utilizing Value at Risk (VaR) internal and regulatory models, and other quantitative and qualitative risk measures and analyses. Each trading business and the market risk areas also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, and implied volatilities to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and reviewed by our risk and trading areas. Reports summarizing material risk exposures are produced by the market risk areas and are provided to senior management for their review and challenge.

The Boards of Directors and the Risk Committees of Grupo Aval´s financial subsidiaries approve a framework of limits based on the value-at-risk related to the annual budget.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

These VaR calculation models are used to determine the occurrence of potential losses among the different business units. The methods also allow comparisons of activities in different markets and identification of the riskiest positions in treasury activities. These tools are also used to determine limits on traders’ positions and to promptly review positions and trading strategies in response to changes in market conditions. VaR models have inherent limitations, partially because they rely on historical data, which may not be an indicative of future market conditions. VaR models could overestimate or underestimate the value at risk if market conditions vary significantly and they do not calculate the greatest possible loss. That’s why each company uses additional measurement tools in order to compensate for the VaR limitations. Expected Shortfall analysis, stress test and back tests are part of the risk measurement tools in the financial subsidiaries. The methods used to measure VaR are assessed regularly and back tested to check their efficiency.

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

According to the standard model, the market value-at-risk (VaR) for Grupo Aval´s financial subsidiaries consolidated at their level of December 31, 2024 and 2023 was as follows:

		December 31, 2024			December 31, 2023
			Basis points of			Basis points of
Entity		Value at Risk	regulatory capital		Value at Risk	regulatory capital
Banco Bogotá S.A.	Ps.	318,203	52	Ps.	639,228	111
Banco de Occidente S.A.		381,972	113		218,355	67
Banco AV Villas S.A.		22,567	26		47,004	55
Banco Popular S.A. (1)		291,145	152		336,718	185
Corficolombiana S.A. (1)		320,096	674		240,068	519
Porvenir S.A.		3,832	57		10,927	92
Aval Casa de Bolsa S.A.		6,790	58		3,598	48
Aval Fiduciaria S.A.		717	85		865	144

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

(1) The market value at risk information corresponds to Banco Popular's consolidated information. Corficolombiana's information is presented separately, due to its materiality.

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2024 and 2023, for a ten-day horizon for each of our Colombian banking subsidiaries. The minimum, maximum and average levels are determined based on end-of-month calculations, using 12 data points between January and December.

Banco de Bogotá S.A

Maximum, Minimum and Average VaR Values
December 31, 2024
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	160,445	Ps.	427,563	Ps.	552,647	Ps.	160,445
Exchange rate		91,087		141,196		166,334		155,113
Shares		1,947		10,929		37,644		2,077
Mutual funds		411		1,549		2,788		568

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	423,347	Ps.	428,765	Ps.	440,804	Ps.	440,804
Exchange rate		105,390		138,671		175,945		160,165
Shares		3,891		12,573		37,830		37,830
Mutual funds		106		3,860		13,085		429

The market risk-weighted assets of Banco de Bogotá, as of December 31, 2024, accounted for 3.25% of the total risk-weighted assets. As of December 31, 2023, market risk-weighted assets represented 6.7% of the total risk-weighted assets.

Banco de Occidente S.A

Maximum, Minimum and Average VaR Values
December 31, 2024
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	264,941	Ps.	322,068	Ps.	379,009	Ps.	379,009
Exchange rate		1,078		3,402		9,151		1,971
Shares		—		—		—		—
Mutual funds		934		991		1,031		992

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	179,858	Ps.	205,998	Ps.	251,416	Ps.	217,031
Exchange rate		717		3,662		11,894		717
Shares		—		—		—		—
Mutual funds		569		15,259		85,455		607

The market risk-weighted assets of Banco de Occidente, as of December 31, 2024, accounted for 8.2% of the total risk-weighted assets. As of December 31, 2023, market risk-weighted assets represented 5.2% of the total risk-weighted assets.

Banco Comercial AV Villas S.A

Maximum, Minimum and Average VaR Values
December 31, 2024
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	22,193	Ps.	29,979	Ps.	43,936	Ps.	22,193
Exchange rate		4		84		472		148
Shares		—		—		—		—
Mutual funds		121		251		447		225

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	46,209	Ps.	65,592	Ps.	86,967	Ps.	46,209
Exchange rate		1		46		153		10
Shares		—		—		—		—
Mutual funds		221		6,930		14,175		785

The market risk-weighted assets of Banco AV Villas, as of December 31, 2024, accounted for 2.1% of the total risk-weighted assets. As of December 31, 2023, market risk-weighted assets represented 4.5% of the total risk-weighted assets.

Banco Popular S.A

Maximum, Minimum and Average VaR Values
December 31, 2024 (1)
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	205,759	Ps.	328,266	Ps.	410,228	Ps.	205,759
Exchange rate		19,869		39,424		59,084		51,982
Shares		6,884		11,331		15,090		15,090
Mutual funds		18,201		19,668		23,969		18,314

Maximum, Minimum and Average VaR Values
December 31, 2023 (1)
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	82,783	Ps.	114,642	Ps.	299,985	Ps.	299,985
Exchange rate		5,050		6,783		7,759		7,221
Shares		148		687		6,586		6,586
Mutual funds		7,255		16,714		22,926		22,926

(1) The market value at risk information corresponds to Banco Popular's consolidated information. Corficolombiana's information is presented separately, due to its materiality.

The market risk-weighted assets of Banco Popular, as of December 31, 2024, accounted for 5.61% of the total risk-weighted assets. As of December 31, 2023, market risk-weighted assets represented 8.8% of the total risk-weighted assets.

Corficolombiana S.A

Maximum, Minimum and Average VaR Values
December 31, 2024 (1)
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	220,886	Ps.	271,679	Ps.	341,730	Ps.	252,417
Exchange rate		19,172		38,723		55,653		51,653
Shares		6,731		11,457		14,918		14,918
Mutual funds		983		1,200		1,424		1,108

(1) The market value at risk information at December 31, 2024 corresponds to Corficolombiana's separate information.

Maximum, Minimum and Average VaR Values
December 31, 2023 (1)
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	190,139	Ps.	209,769	Ps.	227,913	Ps.	221,409
Exchange rate		4,381		16,757		24,799		4,381
Shares		7,086		7,501		8,007		7,221
Mutual funds		7,057		8,187		9,856		7,057

(1) The market value at risk information at December 31, 2023 corresponds to Corficolombiana's consolidated information, including Aval Fiduciaria and Aval Casa de Bolsa.

The market risk-weighted assets of Corficolombiana, as of December 31, 2024, accounted for 13.31% of the total risk-weighted assets. As of December 31, 2023, market risk-weighted assets represented 10.2% of the total risk-weighted assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

As Corficolombiana does not have a relevant number of loans or other significant risk weighted assets, the ratio of the market risk weighted assets to total risk weighted assets is higher than in the banks.

Porvenir S.A

As a pension fund, Porvenir has a value-at-risk measurement methodology that differs from credit establishments and is established by the Superintendency of Finance. The following tables show the VaR calculation relating to each of the risk factors described above and based on that Methodology (Regulatory VaR) for the years ended December 31, 2024, and 2023, for a ten-day horizon

Maximum, Minimum and Average VaR Values
December 31, 2024
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	7,623	Ps.	14,368	Ps.	16,520	Ps.	7,623
Exchange rate		7		233		419		275
Shares		1,624		2,090		2,654		1,790
Mutual funds		782		2,365		6,478		1,074

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	12,190	Ps.	24,500	Ps.	38,914	Ps.	18,822
Exchange rate		115		978		2,900		597
Shares		1,710		2,347		3,091		1,973
Mutual funds		457		2,650		5,829		3,094

The market risk-weighted assets of Porvenir, as of December 31, 2024, accounted for 2.1% of the total risk-weighted assets. As of December 31, 2023, market risk-weighted assets represented 5.1% of the total risk-weighted assets.

Aval Fiduciaria

Maximum, Minimum and Average VaR Values
December 31, 2024 (1)
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	607	Ps.	1,133	Ps.	2,111	Ps.	717
Exchange rate		—		—		—		—
Shares		—		—		—		—
Mutual funds		—		—		—		—

(1) The market value-at-risk information for the year 2024 corresponds to the data from Aval Fiduciaria following the acquisition by Grupo Aval Acciones y Valores S.A.

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	786	Ps.	1,139	Ps.	1,610	Ps.	865
Exchange rate		—		—		—		—
Shares		—		—		—		—
Mutual funds		—		—		—		—

The market risk-weighted assets of Aval Fiduciaria, as of December 31, 2024, accounted for 4.43% of the total risk-weighted assets. As of December 31, 2023, market risk-weighted assets represented 5.19% of the total risk-weighted assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Aval Casa de Bolsa

Maximum, Minimum and Average VaR Values
December 31, 2024 (1)
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	3,192	Ps.	4,434	Ps.	5,724	Ps.	5,628
Exchange rate		91		319		588		331
Shares		582		1,325		2,042		820
Mutual funds		12		12		12		12

(1) The market value-at-risk information for the year 2024 corresponds to the data from Aval Casa de Bolsa following the acquisition by Grupo Aval Acciones y Valores S.A.

Maximum, Minimum and Average VaR Values
December 31, 2023
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	1,588	Ps.	2,156	Ps.	2,791	Ps.	2,791
Exchange rate		8		301		849		8
Shares		110		722		1,412		787
Mutual funds		12		21		27		12

The market risk-weighted assets of Aval Casa de Bolsa, as of December 31, 2024, accounted for 60.97% of the total risk-weighted assets. As of December 31, 2023, market risk-weighted assets represented 45.90% of the total risk-weighted assets.

Investment Price Risk in Equity Instruments

Equity Investments

The variations in equity price risk measured according to the regulatory VaR methodology consider investments in equity securities included in the treasury book, including investments in shares issued abroad and listed in Colombia, and exclude, in the case of credit institutions, investments that have been deducted from the Entity's core capital.

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. Therefore, no value at risk is estimated. As of December 31, 2024 and 2023, the investments subject to regulatory VaR were holdings in Mineros S.A..

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2024 and 2023:

		At December 31,
		2024					2023
		Investment					Investment
		subject to			Percentage		subject to
		Regulatory		Regulatory	of		Regulatory		Regulatory	Percentage of
		VaR		VaR	portfolio		VaR		VaR	portfolio
More than 36 months	Ps.	101,483		14,918	100%	Ps.	43,765	Ps.	6,433	100%
Total	Ps.	101,483	Ps.	14,918	100%	Ps.	43,765	Ps.	6,433	100%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

The maximum and minimum total foreign currency position and the spot foreign currency position are determined according to the regulatory capital of each entity. The regulatory capital used (individual or consolidated) is that of the last business day two months prior. The exchange rate used in the calculation is the average of the exchange rate established by the Superintendency of Finance for the previous month or the last calculation on a consolidated basis.

A substantial amount of Grupo Aval’s foreign currency assets and liabilities are in U.S. dollars. Details of the assets and liabilities in foreign currency held by Grupo Aval as of December 31, 2024 and 2023 are shown below:

December 31,2024		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial assets
Cash and cash equivalents	1,338	62	Ps.	5,913,128
Trading investments in debt securities	61	—		267,836
Investments in debt securities at FVOCI	2,412	4		10,649,301
Investments in debt securities at amortized cost	580	—		2,558,707
Loan portfolio financial assets at amortized cost	8,347	2		36,813,056
Derivative financial assets held for trading	207	6		341,310
Derivative financial assets held for hedging	2	—		43,377
Trade receivable	714	—		3,164,035
Total financial assets	13,661	74	Ps.	59,750,750

		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial liabilities
Derivative financial liabilities held for trading	243	4	Ps.	236,242
Derivative financial liabilities held for hedging	1	—		16,408
Customer deposits	7,246	34		32,100,339
Financial obligations	8,258	5		36,432,897
Accounts payable	159	—		701,338
Total financial liabilities	15,907	43		69,487,224
Net financial asset (liability) position	(2,246)	31	Ps.	(9,736,474)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

December 31,2023		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial assets
Cash and cash equivalents	1,248	60	Ps.	4,996,706
Trading investments in debt securities	78	—		298,792
Investments in debt securities at FVOCI	1,930	—		7,376,923
Investments in debt securities at amortized cost	597	—		2,280,108
Loan portfolio financial assets at amortized cost	8,043	—		30,739,665
Derivative financial assets held for trading	544	—		2,077,567
Derivative financial assets held for hedging	—	—		687
Trade receivable	719	—		2,748,599
Total financial assets	13,159	60	Ps.	50,519,047

		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial liabilities
Derivative financial liabilities held for trading	564	—	Ps.	2,154,361
Derivative financial liabilities held for hedging	53	—		204,202
Customer deposits	7,048	34		27,070,411
Financial obligations	8,072	1		30,857,352
Accounts payable	242	—		921,552
Total financial liabilities	15,979	35	Ps.	61,207,878
Net financial asset (liability) position	(2,820)	25	Ps.	(10,688,831)

Grupo Aval’s financial subsidiaries hedge their foreign exchange exposure using derivatives instruments, especially forwards. The net foreign currency position of each subsidiary is monitored on a daily basis.

Grupo Aval has several investments in foreign subsidiaries and branches whose net assets are exposed to foreign exchange risk because of the translation of gains or losses for the purpose of consolidating their financial statements. The exposure arising from net assets in foreign operations is hedged primarily with financial obligations, bonds and foreign exchange derivative instruments.

The following table presents sensitivities of profit or loss before taxes and equity (OCI) to reasonably possible changes in exchange rates applied at the end of the reporting period relative to the functional currency of the respective Group entities, with all other variables held constant:

December 31,2024	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity (mainly OCI) (1)	Ps.	1,801	Ps.	(1,801)
Profit and loss before taxes		(53,818)		53,818

December 31,2023	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity (mainly OCI) (1)	Ps.	2,840	Ps.	(2,840)
Profit and loss before taxes		(174,869)		174,869

(1)   The sensitivity in equity considers mainly assets and liabilities of entities with functional currencies different from the Group’s presentation currency compensated with derivatives and financial labilities designated to hedge net investments in foreign operations.

The sensitivity in profit or loss was calculated for monetary assets and liabilities denominated in currencies other than the functional currency of the respective entities of the Group, including intercompany balances which are not hedged. The sensitivity takes into account the variations that could occur in the spot exchange rate, excluding from this calculation any changes that may arise in the forward curve. The Group’s exposure to currency risk at the end of the reporting period is not representative of the typical exposure during the year.

4.2.4 Interest Rate Risk in the Banking Book

In Colombia, the Superintendency of Finance, in line with the best practices of the Basel Committee on Banking Supervision, issued External Circular 025 on November 17, 2022. This circular introduced guideline applicable to the management of Interest Rate Risk

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

in the Banking Book (IRRBB) and the Credit Risk Spread in the Banking Book (CRSBB) within the financial system. The afore mentioned circular establishes that supervised entities must adopt specific strategies, policies, and procedures for the adequate management of IRRBB. Additionally, it introduces two indicators to recognize the level of exposure of entities to balance sheet risks: Economic Value of Equity (EVE) and Net Interest Margin (NIM).

External Circular 025 of 2022, which came into effect on December 1, 2024, stipulates that supervised entities with a banking book must report their balance sheet risk indicators on an individual basis for the first time, using financial information as of December 31, 2024. Consolidated information must be reported for the first time using financial data as of December 31, 2025. Below, the general considerations of the standard measurement methodology outlined in the circular are described, which are applicable to Banco de Bogotá, Banco de Occidente, Banco Popular, and Banco AV Villas. In the case of Corficolombiana, the supervisory authority exempted the entity from applying this regulation, as it does not have a banking book for measurement purposes.

Financial subsidiaries are exposed to Interest Rate Risk in the Banking Book (IRRBB) when interest rates change, as the present value and timing of future cash flows may be affected. This, in turn, impacts the underlying value of the entity's assets, liabilities, and off-balance sheet items, and consequently, the Economic Value of Equity (EVE). Changes in interest rates also affect the entity's earnings by altering interest-sensitive income and expenses, thereby impacting its Net Interest Margin (NIM).

This risk includes (i) gap risk, which arises from the mismatch (the difference between assets and liabilities on the entity's balance sheet for a given date and time band) in the maturity structure of instruments exposed to interest rate risk; (ii) basis risk, which corresponds to the impact of relative changes in interest rates for financial instruments with similar maturities but whose prices are determined using different interest rate indices; and (iii) option risk, which refers to the probability that the entity will incur losses due to the exercise of options embedded implicitly or explicitly in assets, liabilities, and off-balance sheet items that are contractually and legally exposed, such as loan prepayments.

To manage IRRBB, the banks within Grupo Aval have established in their policies that this risk is only applicable to Banking Book operations that do not consume capital for market risk, including asset, liability, and off-balance sheet operations with such exposure.

The measurement of IRRBB is conducted using two main metrics: the Economic Value of Equity (EVE), which assesses the fluctuation of equity in response to changes in interest rates using a liquidation balance sheet, and the Net Interest Margin (NIM), which calculates the impact on interest income due to movements in interest rates using a constant balance sheet and a 12-month window.

The regulation establishes an outlier test, which compares the maximum Delta EVE calculated by the entity under interest rate shock scenarios against 15% of the sum of Ordinary Basic Equity and Additional Basic Equity as of the reporting date. For entities that exceed the maximum threshold in the outlier test, the regulation requires the submission of an adjustment plan that includes one or more of the following measures to mitigate the impact of increased exposure to IRRBB: (i) reduce exposures to IRRBB, (ii) impose restrictions on internal risk parameters, (iii) enhance the risk management framework, (iv) evaluate increasing capital resources, or (v) adopt other measures that allow mitigating the level of exposure to IRRBB.

Below are the results of the Delta EVE and Delta NIM measurements as of December 31, 2024:

	December 31, 2024
	Maximum Delta MNI	Maximum Delta VEP	Delta VEP / PBO+PBA
	(in Ps)	(in Ps)	(in percentages)
Banco de Bogotá	(692,350)	(1,216,132)	8.57
Banco de Occidente	(538,969)	(331,065)	7.17
Banco Popular	(328,276)	(408,513)	21.00
Banco AV Villas	(141,779)	(136,325)	10.87

As of December 31, 2024, Banco de Bogotá, Banco de Occidente, and Banco AV Villas maintained their Delta EVE percentages below the threshold established for outlier tests. As of December 31, 2024, Banco Popular exceeded this threshold and, in compliance with regulatory requirements, submitted the corresponding adjustment plan to the Superintendency of Finance.

The management of interest rate risk in Grupo Aval's banks is structured with strong governance, led by the Board of Directors, which approves policies and limits, and supported by the Risk Committee and the ALCO Committee, which oversee the risk profile and strategies. The risk area develops methodologies and models to measure, monitor, and evaluate risk, while the treasury analyzes and projects interest rate risk and proposes hedging measures. Internal audit conducts independent evaluations of the risk system.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Grupo Aval's banks identify positions affected by interest rate risk, including assets, liabilities, and derivatives, and analyze their impact. For measurement, they calculate the impact on Net Interest Margin (NIM) and Economic Value of Equity (EVE) under regulatory scenarios and perform sensitivity analyses. Stress tests are conducted based on interest rate movements, and limits and alerts are established to control risk. Monitoring is carried out through periodic reports to the Board of Directors and other committees, ensuring effective risk management.

Results of NIM and EVE Shocks

Below are the results of the shocks applied to the EVE and NIM metrics as of December 31, 2024, as well as the evolution of these metrics over the last four periods. The scenarios are as follows:

1.	Parallel upward shock
2.	Parallel downward shock
3.	Steepening shock (short-term rates down, long-term rates up)
4.	Flattening shock (short-term rates up, long-term rates down)
5.	Short-term upward shock
6.	Short-term downward shock

	December 31, 2024
	Parallel upward shock	Parallel downward shock	Steepening shock (short-term rates down, long-term rates up)	Flattening shock (short-term rates up, long-term rates down)	Short-term upward shock	Short-term downward shock

	(in Ps)
Banco de Bogotá	(1,216,132)	311,377	133,630	(657,975)	(692,773)	135,650
Banco de Occidente	(322,975)	(85,678)	155,760	(331,065)	(269,128)	49,635
Banco Popular	(408,513)	252,939	128,062	(199,153)	(255,127)	167,920
Banco AV Villas	(136,325)	23,948	36,585	(74,329)	(95,345)	22,022

4.2.5 Interest Rate Risk – Sensitivity of Grupo Aval’s Consolidated Balance Sheet

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

The following table shows interest rates exposure for assets and liabilities at December 31, 2024 and 2023. In this table, fixed rate instruments are classified according to their maturity date and floating rate instruments are classified according to their repricing date. The following analysis includes the interest rate exposure of non-interest-bearing and interest-bearing assets and liabilities by maturity bucket for our financial subsidiaries:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

December 31,2024
	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	6,669,978	Ps.	—	Ps.	—	Ps.	—	Ps.	10,328,881	Ps.	16,998,859
Trading investments in debt securities		64,537		143,911		313,373		11,415,593		—		11,937,414
Investments in debt securities mandatorily at FVTPL		—		—		1,425		—		—		1,425
Investments in debt securities at FVOCI		373,026		1,495,003		2,726,862		22,455,307		—		27,050,198
Investments in debt securities at amortized cost		1,120,442		3,339,892		3,707,096		2,540,937		—		10,708,367
Trade receivable at FVTPL		—		—		—		4,181,835		—		4,181,835
Commercial loans		20,631,803		32,557,719		12,808,582		49,416,539		—		115,414,643
Consumer loans		5,272,130		3,108,991		2,709,402		50,885,802		—		61,976,325
Mortgages loans		3,810,727		184,803		122,800		17,917,397		—		22,035,727
Microcredit loans		2,850		274		60		1,191		—		4,375
Interbank and overnight founds		704,516		539		—		—		—		705,055
Trade receivable		14,665		6,589		189		2,230,108		21,886,987		24,138,538
Total Assets	Ps.	38,664,674	Ps.	40,837,721	Ps.	22,389,789	Ps.	161,044,709	Ps.	32,215,868	Ps.	295,152,761

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	6,064,076	Ps.	—	Ps.	—	Ps.	—	Ps.	18,515,460	Ps.	24,579,536
Time deposits		6,739,476		50,866,874		23,336,940		15,386,537		—		96,329,827
Saving deposits		79,614,904		—		—		—		—		79,614,904
Other deposits		13,359		108,392		—		—		226,159		347,910
Interbank and overnight funds		17,651,017		527,638		331,114		—		—		18,509,769
Leases contracts		4,688		49,090		78,360		2,734,130		—		2,866,268
Borrowing from banks and similar		1,914,071		9,195,194		3,684,782		6,400,543		—		21,194,590
Long-term debt		157,427		4,855,835		286,286		20,916,299		—		26,215,847
Borrowing from development entities		1,458,628		1,384,416		27,327		1,166,930		—		4,037,301
Total Liabilities	Ps.	113,617,646	Ps.	66,987,439	Ps.	27,744,809	Ps.	46,604,439	Ps.	18,741,619	Ps.	273,695,952

December 31,2023
	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	5,565,042	Ps.	854	Ps.	—	Ps.	—	Ps.	13,031,965	Ps.	18,597,861
Trading investments in debt securities		41,179		251,925		539,012		6,281,264		—		7,113,380
Investments in debt securities mandatorily at FVTPL		—		—		439		1,450		—		1,889
Investments in debt securities at FVOCI		110,939		720,636		3,727,517		18,767,684		—		23,326,776
Investments in debt securities at amortized cost		927,454		3,402,597		3,389,804		2,276,706		—		9,996,561
Trade receivable at FVTPL		—		—		—		3,830,916		—		3,830,916
Commercial loans		12,496,990		48,530,829		11,530,367		34,489,631		—		107,047,817
Consumer loans		4,014,604		3,485,355		1,627,002		50,872,650		—		59,999,611
Mortgages loans		3,369,639		218,540		6,817		14,891,210		—		18,486,206
Microcredit loans		23,946		11,431		33,079		209,073		—		277,529
Interbank and overnight founds		247,668		144,939		—		—		—		392,607
Trade receivable		12,346		4,380		3,207		1,704,180		20,447,860		22,171,973
Total Assets	Ps.	26,809,807	Ps.	56,771,486	Ps.	20,857,244	Ps.	133,324,764	Ps.	33,479,825	Ps.	271,243,126

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	4,746,654	Ps.	—		11,904,157		—		7,159,048	Ps.	23,809,859
Time deposits		8,037,475		39,999,744		21,559,845		17,000,396		—		86,597,460
Saving deposits		71,149,883		—		—		—		—		71,149,883
Other deposits		12,379		15,455		—		—		402,360		430,194
Interbank and overnight funds		13,298,927		1,762,116		—		20,877		—		15,081,920
Leases contracts		3,962		55,871		77,762		2,654,153		—		2,791,748
Borrowing from banks and similar		2,001,170		6,011,525		2,710,163		8,703,854		—		19,426,712
Long-term debt		58,142		4,053,694		565,465		18,750,525		—		23,427,826
Borrowing from development entities		2,441,548		1,082,184		165,940		1,123,461		—		4,813,133
Total Liabilities	Ps.	101,750,140	Ps.	52,980,589	Ps.	36,983,332	Ps.	48,253,266	Ps.	7,561,408	Ps.	247,528,735

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

Based on the financial statement as of December 31, 2024, a linear accounting sensitivity exercise to interest rate variations is carried out, assuming a constant market situation, without incorporating the existing effects on financial assets and liabilities resulting from discretionary decisions of clients and changes that may occur in macroeconomic fundamentals. Thus, if market interest rates were to increase by 100 basis points, without considering the maturity of the instruments or the repricing periods but only the balance as of the cut-off date, and assuming there is no asymmetric movement in the yield curves, the profit for the year would have been Ps. 33,715, which represents 0.46% of total net interest income as of December 31, 2024, and Ps. 254,981, which represented 4% of total net interest income as of December 31, 2023, mainly higher as a result of higher interest income on variable interest assets offset by higher interest expenses on variable interest liabilities and lower fair values of investments at fair value through profit or loss, due to the proportion of assets indexed to variable rates being higher than liabilities indexed to variable rates. Other comprehensive income in equity would have been Ps. 868,462 as of December 31, 2024, and Ps. 518,156 as of December 31, 2023, mainly lower as a result of a decrease in the fair values of fixed-rate financial assets classified as fair value through OCI.

The following is a breakdown of non-interest-bearing and interest-bearing assets and liabilities by interest rate type and by maturity, as at December 31, 2024 and 2023.

December 31,2024
	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash and cash equivalents	Ps.	767,956	Ps.	5,902,022	Ps.	—	Ps.	—	Ps.	10,328,881	Ps.	16,998,859
Trading investments in debt securities		39,959		481,862		267,185		11,148,408		—		11,937,414
Investments in debt securities mandatorily at FVTPL		—		1,425		—		—		—		1,425
Investments in debt securities at FVOCI		18,733		4,576,159		949,667		21,505,639		—		27,050,198
Investments in debt securities at amortized cost		5,563,208		2,604,222		94,850		2,446,087		—		10,708,367
Trade receivable at FVTPL		—		—		4,181,835		—		—		4,181,835
Commercial loans		47,408,803		12,085,311		46,834,101		9,086,428		—		115,414,643
Consumer loans		828,680		10,058,687		5,666,008		45,422,950		—		61,976,325
Mortgages loans		58,686		931,590		4,022,386		17,023,065		—		22,035,727
Microcredit loans		1,342		2,059		151		823		—		4,375
Interbank and overnight founds		—		705,055		—		—		—		705,055
Trade receivable		15,598		5,845		356,931		1,873,177		21,886,987		24,138,538
Total Assets	Ps.	54,702,965	Ps.	37,354,237	Ps.	62,373,114	Ps.	108,506,577	Ps.	32,215,868	Ps.	295,152,761

	Under one year					Over one year			Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	642,651	Ps.	5,421,425	Ps.	—	Ps.	—	Ps.	18,515,460	Ps.	24,579,536
Time deposits		11,243,745		67,994,677		4,210,357		12,881,048		—		96,329,827
Saving deposits		9,509,067		70,105,837		—		—		—		79,614,904
Other deposits		11,728		110,023		—		—		226,159		347,910
Interbank and overnight funds		336,770		18,172,999		—		—		—		18,509,769
Leases contracts		8,445		121,405		332,080		2,404,338		—		2,866,268
Borrowing from banks and other		8,179,474		5,790,589		5,020,220		2,204,307		—		21,194,590
Long-term debt		810,630		905,693		7,368,553		17,130,971		—		26,215,847
Borrowing from development entities		161,571		40,729		2,836,574		998,427		—		4,037,301
Total Liabilities	Ps.	30,904,081	Ps.	168,663,377	Ps.	19,767,784	Ps.	35,619,091	Ps.	18,741,619	Ps.	273,695,952

December 31,2023
	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash and cash equivalents	Ps.	2,799,607	Ps.	2,766,289	Ps.	—	Ps.	—	Ps.	13,031,965	Ps.	18,597,861
Trading investments in debt securities		319,900		512,216		109,777		6,171,487		—		7,113,380
Investments in debt securities mandatorily at FVTPL		—		439		—		1,450		—		1,889
Investments in debt securities at FVOCI		132,430		4,426,662		1,016,347		17,751,337		—		23,326,776
Investments in debt securities at amortized cost		5,112,355		2,607,500		133,704		2,143,002		—		9,996,561
Trade receivable at FVTPL		—		—		3,830,916		—		—		3,830,916
Commercial loans		45,221,180		11,797,765		43,030,934		6,997,938		—		107,047,817
Consumer loans		929,574		9,750,154		5,516,791		43,803,092		—		59,999,611
Mortgages loans		53,719		811,497		3,498,709		14,122,281		—		18,486,206
Microcredit loans		1,170		161,497		696		114,166		—		277,529
Interbank and overnight founds		—		392,607		—		—		—		392,607
Trade receivable		18,707		—		325,016		1,380,390		20,447,860		22,171,973

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

Financial subsidiaries controlled by Grupo Aval, in Colombia, are required to maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters, using a short-term liquidity index (Indicador de Riesgo de Liquidez in Spanish language), or “IRL,” that measures liquidity for different time horizons from 1 to 90 days. This index is defined as the difference between adjusted liquid assets and net liquidity requirements.

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

For the years ended December 31, 2024, 2023 and 2022

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

On August 30, 2024, the Board of Directors of the Central Bank of Colombia (Banco de la República) issued External Resolution No. 3, which reduces the reserve requirements as follows:

•	Reduction of one percentage point in the reserve requirement for liabilities currently subject to an 8% reserve ratio (primarily checking accounts and savings accounts). As a result, the reserve requirement for these liabilities will decrease from 8% to 7%.
•	Reduction of one percentage point in the reserve requirement for liabilities currently subject to a 3.5% reserve ratio (primarily time deposits with a term up to 18 months). Consequently, the reserve requirement for these liabilities will decrease from 3.5% to 2.5%.

There are no reserve requirements for our subsidiaries located in Panamá because there is no Central Bank to regulate such requirements.

The following table presents liquid assets as of the cut-off date and their depletion for each of the time horizons established in the regulatory liquidity risk methodology (1 to 7 days, 1 to 30 days and 31 to 90 days), based on separate figures of our financial subsidiaries in Colombia at December 31, 2024 and 2023:

December 31, 2024

		Liquid assets
		available at the end						From 31 to 90
Entity		of the year (1)		From 1 to 7 days (2)		From 1 to 30 days (2)		days (2)
Banco de Bogotá	Ps.	13,469,768	Ps.	10,953,748	Ps.	2,928,936	Ps.	(16,891,633)
Banco Occidente		9,284,616		6,461,637		2,946,224		(11,199,262)
Banco Popular		4,030,595		3,580,936		893,612		(5,667,658)
Banco AV Villas		2,145,763		1,665,301		687,963		(2,909,334)
Corficolombiana		1,908,014		902,572		560,871		(649,409)
Aval Fiduciaria		18,675		11,010		(18,256)		—
Aval Casa de Bolsa		23,450		19,637		—		—

December 31, 2023

		Liquid assets
		available at the end						From 31 to 90
Entity		of the year (1)		From 1 to 7 days (2)		From 1 to 30 days (2)		days (2)
Banco de Bogotá	Ps.	11,924,823	Ps.	9,811,253	Ps.	2,568,828	Ps.	(15,278,208)
Banco Occidente		8,638,565		6,727,345		2,531,186		(8,473,508)
Banco Popular		4,896,134		4,641,802		1,525,529		(5,458,950)
Banco AV Villas		2,328,186		2,027,630		992,892		(2,408,230)
Corficolombiana		2,073,055		1,138,855		222,748		(893,740)
Aval Fiduciaria		30,428		13,512		1,413		—
Aval Casa de Bolsa		28,710		26,796		—		—
(1)	Liquid assets are the sum of assets that are easily convertible into cash. Fixed income investments at amortized cost and financial investments pledged as collateral or subject to any other type of encumbrance, preventive measure or of any nature, that prevent their free assignment or transfer, as well as those that have been transferred under repurchase agreements, simultaneous or temporary transfer of securities are excluded. Liquid assets are measured at fair value (market prices on the evaluation date).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

(2)	This amount is the remaining value of liquid assets in the specified time period, or the IRL, which is calculated as the difference between liquid assets and the liquidity requirement. The liquidity requirement is the difference between contractual cash inflows and contractual and non-contractual cash outflows during the period according to the IRL methodology.

The following tables show the individual IRL Ratio as of December 31, 2024, and 2023 for each of our banks in Colombia and Corficolombiana, expressed in Colombian pesos and as a percentage:

	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana		Aval Casa de Bolsa		Aval Fiduciaria
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

	(in Ps billions)
IRL – 7 days	10,954	9,811	5,028	5,610	3,581	4,642	1,665	2,028	903	1,207	20	27	11	14
IRL – 30 days	2,929	2,569	1,814	1,816	894	1,526	688	993	561	661	—	—	(18)	1

	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana		Aval Casa de Bolsa		Aval Fiduciaria
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

	(in percentages)
IRL – 7 days	535	564	289	419	896	1,925	447	775	190	255	6	15	244	180
IRL – 30 days	128	127	131	133	129	145	147	174	142	150	—	—	51	105

Supervised entities are required to calculate and report to the SFC on a weekly basis an indicator of short-term liquidity risk. The IRL is calculated in periods of 7 and 30 days and must be at least 100 percent. During 2024, Grupo Aval's Colombian banks met the minimum regulatory requirement.

The liquidity calculations described above assume normal liquidity conditions, according to the contractual flows and historical experience of each of the financial subsidiaries. For extreme liquidity events caused by unusual deposit withdrawals, the financial subsidiaries have contingency plans that include available credit lines with other financial institutions and access to special lines of credit with Colombia´s Central Bank, in accordance with current regulations. These lines of credit are granted when required, and are collateralized by Colombian government securities or by a portfolio of high-quality loans, as specified in the Central Bank regulations. Grupo Aval´s financial subsidiaries did not access the Central Bank special lines of credit during the years ended at December 31, 2024 and 2023.

The banks in each country are responsible for their liquidity position on a stand-alone basis. They have access to funding mechanisms with their central banks, and to funding through credit lines. Short-term credits are offered by correspondent banks and financing is granted by multilateral organizations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following is a breakdown shows the contractual undiscounted cash flows of the financial assets and liabilities including contractual interest receivable and payable at December 31, 2024 and 2023.

December 31, 2024

	Less than		From one to six		From six to twelve		More than
Assets	one month		months		months		a year		Total
Cash and cash equivalents	Ps.	16,998,859	Ps.	—	Ps.	—	Ps.	—	Ps.	16,998,859
Trading investments in debt securities		300,292		305,488		435,694		8,422,819		9,464,293
Investments in debt securities at FVOCI		401,816		1,811,929		3,252,189		24,381,983		29,847,917
Investments in debt securities at amortized cost		940,289		2,456,711		3,203,905		2,662,693		9,263,598
Commercial loans		14,582,605		31,222,986		18,300,276		71,697,670		135,803,537
Consumer loans		2,374,330		8,120,876		8,394,853		69,138,663		88,028,722
Mortgages loans		372,088		1,150,098		1,292,659		39,222,723		42,037,568
Microcredit loans		1,226		625		265		2,051		4,167
Interbank and overnight funds		703,330		1,799		—		—		705,129
Trading derivatives		376,454		325,466		144,525		170,457		1,016,902
Hedging derivatives		3,054		53,560		21,102		8,476		86,192
Trade receivable		2,864,204		318,938		4,548		25,143,889		28,331,579
Other assets		156,961		—		5		720,429		877,395
Total Assets	Ps.	40,075,508	Ps.	45,768,476	Ps.	35,050,021	Ps.	241,571,853	Ps.	362,465,858

	Less than		From one to six		From six to twelve		More than
Liabilities	one month		months		months		a year		Total
Checking accounts	Ps.	24,579,536	Ps.	—	Ps.	—	Ps.	—	Ps.	24,579,536
Time Deposits		9,186,183		49,090,487		25,405,518		18,863,479		102,545,667
Saving deposits		79,614,904		—		—		—		79,614,904
Other deposits		235,111		111,456		—		1,343		347,910
Interbank and overnight funds		17,666,654		538,143		332,010		—		18,536,807
Leases contracts		13,178		105,803		144,018		2,673,140		2,936,139
Borrowing from banks and other		1,912,104		9,177,276		4,258,097		7,336,503		22,683,980
Long-term debt		395,469		1,156,876		886,593		26,947,429		29,386,367
Borrowing from development entities		69,771		1,227,091		394,323		3,350,196		5,041,381
Trading derivatives		308,653		380,271		95,804		240,701		1,025,429
Hedging derivatives		1,369		8		3,220		4,180		8,777
Other liabilities		4,112,180		316,871		83,494		2,206,175		6,718,720
Total Liabilities	Ps.	138,095,112	Ps.	62,104,282	Ps.	31,603,077	Ps.	61,623,146	Ps.	293,425,617

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	48,394	Ps.	360,652	Ps.	1,064,744	Ps.	1,629,771	Ps.	3,103,561
Standby letters of credit		26,546		145,194		195,627		16,905		384,272
Overdraft facility		1,861,943		26,281		32,113		341,120		2,261,457
Standby credit card facility		6,192,403		355,995		660,752		5,724,232		12,933,382
Undrawn approved loans		394,475		113,970		2,611,051		201,208		3,320,704
Others		2,017,804		—		—		—		2,017,804
Total Commitments Loans	Ps.	10,541,565	Ps.	1,002,092	Ps.	4,564,287	Ps.	7,913,236	Ps.	24,021,180

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

December 31, 2023

	Less than one		From one to		From six to		More than a
Assets	month		six months		twelve months		year		Total
Cash and cash equivalents	Ps.	18,604,184	Ps.	857	Ps.	—	Ps.	—	Ps.	18,605,041
Trading investments in debt securities		280,749		291,449		702,337		7,344,266		8,618,801
Investments in debt securities at FVOCI		142,920		1,192,286		3,861,978		20,682,574		25,879,758
Investments in debt securities at amortized cost		693,748		2,693,803		2,947,927		2,434,713		8,770,191
Commercial loans		11,914,475		30,973,505		21,141,485		64,172,735		128,202,200
Consumer loans		2,158,202		7,770,536		8,209,258		63,814,118		81,952,114
Mortgages loans		343,857		978,325		1,013,632		33,229,142		35,564,956
Microcredit loans		38,412		87,318		86,420		146,971		359,121
Interbank and overnight funds		392,679		—		—		—		392,679
Trading derivatives		1,172,036		640,291		111,538		110,978		2,034,843
Hedging derivatives		47,977		—		685		—		48,662
Trade receivable		3,127,198		113,763		29,350		22,733,228		26,003,539
Other assets		156,961		—		5		720,429		877,395
Total Assets	Ps.	39,073,398	Ps.	44,742,133	Ps.	38,104,615	Ps.	215,389,154	Ps.	337,309,300

	Less than one		From one to		From six to		More than a
Liabilities	month		six months		twelve months		year		Total
Checking accounts	Ps.	23,809,859	Ps.	—	Ps.	—	Ps.	—	Ps.	23,809,859
Time Deposits		14,800,170		35,683,285		24,156,548		21,322,829		95,962,832
Saving deposits		71,149,882		—		—		—		71,149,882
Other deposits		374,711		54,195		—		1,287		430,193
Interbank and overnight funds		13,305,891		1,788,786		—		20,877		15,115,554
Leases contracts		13,938		106,429		120,495		3,078,016		3,318,878
Borrowing from banks and other		1,663,276		6,250,680		3,090,588		11,827,108		22,831,652
Long-term debt		121,155		1,272,012		1,344,746		26,135,181		28,873,094
Borrowing from development entities		837,304		657,920		689,454		10,664,762		12,849,440
Trading derivatives		1,263,315		522,915		155,907		176,630		2,118,767
Hedging derivatives		204,251		305		5,252		6,722		216,530
Other liabilities		5,278,275		330,995		189,229		1,951,625		7,750,124
Total Liabilities	Ps.	132,822,027	Ps.	46,667,522	Ps.	29,752,219	Ps.	75,185,037	Ps.	284,426,805

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	1,813,970	Ps.	80,012	Ps.	30,320	Ps.	497,844	Ps.	2,422,146
Standby letters of credit		606,747		89,801		925		39,000		736,473
Overdraft facility		2,264,226		—		—		—		2,264,226
Standby credit card facility		11,917,268		112,006		84,005		336,019		12,449,298
Undrawn approved loans		4,002,210		218,112		—		—		4,220,322
Others		2,686,426		70,360		—		—		2,756,786
Total Commitments Loans	Ps.	23,290,847	Ps.	570,291	Ps.	115,250	Ps.	872,863	Ps.	24,849,251

4.4 Regulatory capital management

Decree 2555 of 2010 (as modified by Decree 1771 of 2012, Decree 1648 of 2014, Decree 2392 of 2015, Decrees 1477 of 2018 and 1421 of 2019) sets forth capital adequacy requirements for Colombian credit institutions. Technical capital for Colombian credit institutions consists of the sum of total Core Equity Tier I (CET1 or patrimonio básico ordinario), Additional Tier I capital (AT1 or patrimonio básico adicional), and Tier II capital (Tier II or patrimonio adicional). Tier I capital consist of the sum of CET1 (patrimonio básico ordinario) and AT1 (patrimonio básico adicional). Tier I and Tier II, as defined herein, may differ to the manner in which these terms are used in other jurisdictions.

Pursuant to Decrees 1477 of 2018 and 1421 of 2019 Basel III principles were introduced to estimate adequate capital in credit institutions as follows:

●	Total solvency ratio is defined as the value of the technical capital (CET1, AT1 and Tier II) calculated under the terms of the Decree 1477 of 2018 and the Decree 1421 of 2019, divided by risk-weighted assets by level of credit, market and operational

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

Banco de Bogotá is considered one of the systemically important financial institutions, according to Carta Circular 74 of November 28, 2024 and Carta Circular 70 of November 23, 2023 issued by the Superintendency of Finance, and therefore had to comply with the systemic buffer (explained above) at December 31, 2024 and 2023. According to Carta Circular 74 of November 28, 2024 issued by the Superintendency of Finance, Banco de Occidente is considered one of the systemically important financial institutions and was allowed a 2-year transition period to comply with the systemic buffer (must be fully implemented by November 2026).

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

As of December 31 2024, and 2023, all of Grupo Aval´s individually regulated operations have complied with the minimum regulatory capital requirements.

The following tables show the separate and consolidated (where applicable) capitalization information of our main direct and indirect subsidiaries:

Banco de Bogotá S.A.

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2024	2023	2024	2023

	(in Ps)		(in Ps)
Subscribed and paid-in capital	3,553	3,553	3,553	3,553
Reserves and retained earnings	14,980,050	14,635,826	15,426,827	14,988,657
Other comprehensive income	246,238	8,114	244,407	(122,944)
Net income for the period	1,128,549	1,024,884	1,090,178	954,173
Non-controlling interests	—	—	—	—
Deductions:
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(1,388,211)	(1,220,146)	(1,709,972)	(1,504,225)
Deferred tax assets	(783,110)	(815,194)	(672,462)	(672,813)
Other	—	—	(1,431)	(1,431)
CET1	14,187,069	13,637,037	14,381,100	13,644,970
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	14,187,069	13,637,037	14,381,100	13,644,970

Subordinated instruments	2,459,094	2,573,696	2,459,094	2,573,696
Plus/minus others	134,586	160,637	—	—
Tier II capital	2,593,680	2,734,333	2,459,094	2,573,696
Other deductions from technical capital	—	—	—	—
Technical capital	16,780,749	16,371,370	16,840,194	16,218,666
Risk-weighted assets	81,152,551	76,811,668	97,961,017	91,625,712
Market risk	153,522	491,571	318,203	639,228
Market risk exposure (1)	1,705,799	5,461,900	3,535,594	7,102,531
Operational risk	565,377	521,135	664,410	612,546
Operational risk exposure (1)	6,281,962	5,790,384	7,382,337	6,806,068
Risk-weighted assets including regulatory market risk and operational risk	89,140,312	88,063,952	108,878,948	105,534,311
CET1 solvency ratio	15.92%	15.49%	13.21%	12.93%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2024	2023	2024	2023
	(in Ps)		(in Ps)
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	15.92%	15.49%	13.21%	12.93%
Tier II contribution to solvency ratio	2.91%	3.10%	2.26%	2.44%
Total solvency ratio (2)	18.83%	18.59%	15.47%	15.37%

Capital measure	14,187,069	13,637,037	14,381,099	13,644,969
Exposure measure	129,644,773	120,114,582	154,516,917	141,766,918
Leverage ratio	10.94%	11.35%	9.31%	9.62%

(1)   Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.

(2)     Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco de Occidente S.A.

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2024	2023	2024	2023

	(in Ps)		(in Ps)
Subscribed and paid-in capital	4,677	4,677	4,677	4,677
Reserves and retained earnings	4,996,740	4,782,349	5,253,452	4,996,111
Other comprehensive income	53,594	28,731	209,136	176,033
Net income for the period	494,992	430,603	473,554	473,554
Non-controlling interests	—	—	16,902	11,843
Deductions:
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(693,741)	(643,350)	(651,630)	(594,581)
Deferred tax assets	(233,646)	(251,878)	—	—
Other	(2,743)	(2,867)	(2,743)	(2,867)
CET1	4,619,873	4,348,265	5,303,348	5,064,770
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	4,619,873	4,348,265	5,303,348	5,064,770

Subordinated instruments	1,357,700	649,305	1,357,700	649,305
Plus/minus others	30,716	26,190	—	—
Tier II capital	1,388,416	675,495	1,357,700	649,305
Other deductions from technical capital	—	—	—	—
Technical capital	6,008,289	5,023,760	6,661,048	5,714,075
Risk-weighted assets	40,395,605	38,073,928	44,446,464	41,324,390
Market risk	339,369	184,778	381,971	218,356
Market risk exposure (1)	3,770,764	2,053,092	4,244,121	2,426,174
Operational risk	282,931	235,639	283,565	236,239
Operational risk exposure (1)	3,143,676	2,618,213	3,150,726	2,624,877
Risk-weighted assets including regulatory market risk and operational risk	47,310,045	42,745,233	51,841,311	46,375,441
CET1 solvency ratio	9.77%	10.17%	10.23%	10.92%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	9.77%	10.17%	10.23%	10.92%
Tier II contribution to solvency ratio	2.93%	1.58%	2.62%	1.40%
Total solvency ratio (2)	12.70%	11.75%	12.85%	12.32%

Capital measure	4,619,873	4,348,265	5,303,348	5,064,770
Exposure measure	75,193,855	65,855,871	81,253,921	70,759,147
Leverage ratio	6.14%	6.60%	6.53%	7.16%

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Banco Comercial AV Villas S.A.

	Separate basis
	At December 31,
	2024	2023

	(in Ps)
Subscribed and paid-in capital	22,297	22,297
Reserves and retained earnings	1,545,974	1,658,248
Other comprehensive income	123,694	57,285
Net income for the period	(116,277)	(117,126)
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(194,924)	(159,586)
Deferred tax assets	(10,420)	(10,239)
Other	(116,928)	(123,976)
CET1	1,253,416	1,326,903
Hybrid instruments recognized as additional primary capital	—	—
Other	176	176
AT1	176	176
Tier I	1,253,592	1,327,079

Subordinated instruments	150,000	—
Plus/minus others	31,568	24,471
Tier II capital	181,568	24,471
Other deductions from technical capital	—	—
Technical capital	1,435,160	1,351,550
Risk-weighted assets	10,473,834	10,054,415
Market risk	22,567	47,003
Market risk exposure (1)	250,741	522,254
Operational risk	102,999	95,732
Operational risk exposure (1)	1,144,438	1,063,689
Risk-weighted assets including regulatory market risk and operational risk	11,869,013	11,640,358
CET1 solvency ratio	10.56%	11.40%
AT1 contribution to solvency ratio	0.00%	0.00%
Tier 1 capital solvency ratio	10.56%	11.40%
Tier II contribution to solvency ratio	1.53%	0.21%
Total solvency ratio (2)	12.09%	11.61%

Capital measure	1,253,592	1,327,079
Exposure measure	19,170,558	18,873,410
Leverage ratio	6.54%	7.03%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Banco Popular S.A.

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2024	2023	2024	2023

	(in Ps)		(in Ps)
Subscribed and paid-in capital	77,253	77,253	77,253	77,253
Reserves and retained earnings	2,496,783	2,839,567	2,546,400	2,981,939
Other comprehensive income	82,992	79,481	251,899	222,322
Net income for the period	(226,699)	(347,409)	(314,876)	(402,676)
Non-controlling interests	—	—	6,866,755	6,794,087
Deductions:
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(390,836)	(361,170)	(460,169)	(446,032)
Deferred tax assets	—	—	—	—
Other	(94,690)	(87,539)	(94,690)	(89,253)
CET1	1,944,803	2,200,183	8,872,572	9,137,640
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	1,944,803	2,200,183	8,872,572	9,137,640

Subordinated instruments	319,316	327,018	69,316	77,018
Plus/minus others	15,349	20,775	—	—
Tier II capital	334,665	347,793	69,316	77,018
Other deductions from technical capital	—	—	(41,551)	(36,876)
Technical capital	2,279,468	2,547,976	8,900,337	9,177,782
Risk-weighted assets	17,069,637	16,670,146	37,339,994	36,166,365
Market risk	16,967	83,118	291,145	336,718
Market risk exposure (1)	188,523	923,539	3,234,940	3,741,309
Operational risk	144,415	136,419	414,441	462,427
Operational risk exposure (1)	1,604,616	1,515,762	4,604,901	5,138,073
Risk-weighted assets including regulatory market risk and operational risk	18,862,776	19,109,447	45,179,835	45,045,747
CET1 solvency ratio	10.31%	11.51%	19.64%	20.29%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	10.31%	11.51%	19.64%	20.29%
Tier II contribution to solvency ratio	1.77%	1.82%	0.15%	0.17%
Total solvency ratio (2)	12.08%	13.33%	19.70%	20.37%

Capital measure	1,944,803	2,200,184	8,872,572	9,137,641
Exposure measure	29,036,941	29,393,566	55,602,943	56,066,107
Leverage ratio	6.70%	7.49%	15.96%	16.30%

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Corficolombiana S.A.

Starting November 22, 2023, Corficolombiana is consolidated under Banco Popular as a result of the shareholders’ agreement mentioned above. Notwithstanding the above, Corficolombiana has to comply with minimum capital requirements on a separate and consolidated basis.

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2024	2023	2024 (3)	2023

	(in Ps)		(in Ps)
Subscribed and paid-in capital	3,464	3,464	—	3,464
Reserves and retained earnings	12,016,888	11,233,257	—	10,829,636
Other comprehensive income	(12,237)	(76,643)	—	366,032
Net income for the period	327,654	808,982	—	886,012
Non-controlling interests	—	—	—	1,380
Deductions:
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(104,519)	(99,130)	—	(78,011)
Deferred tax assets	—	—	—	—
Other	(1,512)	(1,480)	—	(5,964)
CET1	12,229,738	11,868,450	—	12,002,549
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	192	192	—	192
AT1	192	192	—	192
Tier I	12,229,930	11,868,642	—	12,002,741

Subordinated instruments	—	—	—	—
Plus/minus others	—	—	—	—
Tier II capital	—	—	—	—
Other deductions from technical capital	(41,551)	(36,876)	—	(36,876)
Technical capital	12,188,379	11,831,766	—	11,965,865
Risk-weighted assets	20,630,956	19,894,398	—	20,189,704
Market risk	320,096	235,605	—	240,068
Market risk exposure (1)	3,556,617	2,617,835	—	2,667,427
Operational risk	271,948	290,604	—	298,733
Operational risk exposure (1)	3,021,644	3,228,933	—	3,319,258
Risk-weighted assets including regulatory market risk and operational risk	27,209,217	25,741,166	—	26,176,389
CET1 solvency ratio	44.95%	46.11%	0.00%	45.85%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	44.95%	46.11%	0.00%	45.85%
Tier II contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Total solvency ratio (2)	44.80%	45.96%	0.00%	45.71%

Capital measure	12,229,930	11,868,643	—	12,002,741
Exposure measure	27,239,441	27,068,698	—	27,699,079
Leverage ratio	44.90%	43.85%	0.00%	43.33%

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

(3)    At December 31, 2024 Corficolombiana was not required to comply with consolidated solvency measures as it no longer had investments in financial subsidiaries, following the sale of Fiduciaria Corficolombiana (currently Aval Fiduciaria) and Casa de Bolsa (currently Aval Casa de Bolsa) to Grupo Aval.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Porvenir S.A.

In Colombia, pension and severance fund administrators are subject to specific regulation regarding capital adequacy. On February 3, 2022 the Decree 175, which amended Decree 2555 of 2010, modified technical capital requirements for pension and severance fund administrators, migrating definitions on technical capital and risk-weighted assets closer to the Basel III framework. The Superintendency of Finance published instructions corresponding to the application of this Decree in December 2022. Pension and severance fund managers had a twelve-month transition period starting on January 2023 and were fully compliant with this regulation starting on February 2024.

	Separate basis
	At December 31,
	2024	2023

	(in Ps)
Subscribed and paid-in capital	109,211	109,211
Reserves and retained earnings	2,543,792	2,265,587
Other comprehensive income	(19,698)	—
Net income for the period	652,600	—
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(381,208)	—
Deferred tax assets	(25,646)	—
Others	(53,826)	(50,626)
Primary capital	2,825,225	2,324,172

Unrealized gains/losses on securities available for sale (1)	—	(8,474)
Secondary capital (Tier II)	—	(8,474)

Deductions:
Value of the stabilization reserve	(2,269,084)	(1,911,568)
Technical capital	556,141	404,130
Risk-weighted assets	671,894	886,689
Market risk	3,832	10,927
Market risk exposure (2)	42,577	121,408
Operational risk	121,454	122,398
Operational risk exposure (2)	1,349,490	1,359,975
Risk-weighted assets including regulatory market risk and operational risk	2,063,961	2,368,072
Solvency ratio (3)	26.95%	17.07%

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

For the years ended December 31, 2024, 2023 and 2022

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

The following table presents an analysis, within the hierarchy of fair value, of Grupo Aval´s assets and liabilities (by class), measured at fair value as of December 31, 2024 and 2023, on a recurring basis.

December 31, 2024

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	10,580,049	Ps.	61,509	Ps.	—	Ps.	10,641,558
Securities issued or secured by other Colombian Government entities		—		183,760		—		183,760
Securities issued or secured by foreign Governments		26,107		49,272		—		75,379
Securities issued or secured by other financial entities		—		1,002,194		—		1,002,194
Securities issued or secured by non-financial sector entities		—		8,813		—		8,813
Others		—		25,710		—		25,710
Total trading investments	Ps.	10,606,156	Ps.	1,331,258	Ps.	—	Ps.	11,937,414
Investments in debt securities at fair value through profit or loss
Others		—		—		1,425		1,425
Total investments in debt securities at fair value through profit or loss	Ps.	10,606,156	Ps.	1,331,258	Ps.	1,425	Ps.	11,938,839
Investments in debt securities at fair value through OCI

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
Securities issued or secured by Colombian Government	Ps.	13,391,650	Ps.	4,876,258	Ps.	—	Ps.	18,267,908
Securities issued or secured by other Colombian Government entities		52,253		410,492		—		462,745
Securities issued or secured by foreign Governments		1,195,495		3,307,315		—		4,502,810
Securities issued or secured by central banks		—		204,855		—		204,855
Securities issued or secured by other financial entities		—		2,626,783		—		2,626,783
Securities issued or secured by non-financial sector entities		—		249,660		—		249,660
Others		1,740		733,697		—		735,437
Total investments in debt securities at fair value through OCI	Ps.	14,641,138	Ps.	12,409,060	Ps.	—	Ps.	27,050,198
Total investments in debt securities	Ps.	25,247,294	Ps.	13,740,318	Ps.	1,425	Ps.	38,989,037

Equity securities
Trading equity securities	Ps.	12,711	Ps.	4,049,509	Ps.	3,194,286	Ps.	7,256,506
Investments in equity through OCI		1,302,512		100		118,691		1,421,303
Total equity securities	Ps.	1,315,223	Ps.	4,049,609	Ps.	3,312,977	Ps.	8,677,809

Held for trading derivatives
Currency forward	Ps.	—	Ps.	530,625	Ps.	—	Ps.	530,625
Debt securities forward		—		117,053		—		117,053
Interest rate swap		4,515		218,314		—		222,829
Currency swap		—		58,475		—		58,475
Currency options		—		40,312		—		40,312
Total held for trading derivatives	Ps.	4,515	Ps.	964,779	Ps.	—	Ps.	969,294
Hedging derivatives
Currency forward		—		10,642		—		10,642
Interest rate swap		—		43,377		—		43,377
Total hedging derivatives	Ps.	—	Ps.	54,019	Ps.	—	Ps.	54,019
Other account receivables
Financial assets in concession contracts		—		—		4,181,835		4,181,835
Total other account receivables designated at fair value	Ps.	—	Ps.	—	Ps.	4,181,835	Ps.	4,181,835
Non- financial assets
Biological assets		—		—		238,339		238,339
Investment properties		—		—		972,935		972,935
Total non- financial assets	Ps.	—	Ps.	—	Ps.	1,211,274	Ps.	1,211,274
Total assets at fair value on recurring basis	Ps.	26,567,032	Ps.	18,808,725	Ps.	8,707,511	Ps.	54,083,268

Liabilities
Trading derivatives
Currency forward	Ps.	—	Ps.	672,690	Ps.	—	Ps.	672,690
Debt securities forward		—		15,978		—		15,978
Interest rate swap		2,469		219,353		—		221,822
Currency swap		—		52,455		—		52,455
Currency options		—		48,989		—		48,989
Total trading derivatives	Ps.	2,469	Ps.	1,009,465	Ps.	—	Ps.	1,011,934
Hedging derivatives
Currency forward	Ps.	—	Ps.	5,250	Ps.	—	Ps.	5,250
Interest rate swap		—		16,408		—		16,408
Total hedging derivatives	Ps.	—	Ps.	21,658	Ps.	—	Ps.	21,658
Total liabilities at fair value on recurring basis	Ps.	2,469	Ps.	1,031,123	Ps.	—	Ps.	1,033,592

December 31, 2023

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	5,692,937	Ps.	101,895	Ps.	—	Ps.	5,794,832
Securities issued or secured by other Colombian Government entities		—		155,737		—		155,737
Securities issued or secured by foreign Governments		382		31,697		—		32,079
Securities issued or secured by other financial entities		—		1,084,461		—		1,084,461
Securities issued or secured by non-financial sector entities		—		6,406		—		6,406
Others		—		39,865		—		39,865
Total trading investments	Ps.	5,693,319	Ps.	1,420,061	Ps.	—	Ps.	7,113,380

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

5.1.1. Trading assets in debt securities pledged as collateral

The following is a list of held-for-trading financial assets that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks.

	December 31, 2024
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	5,270,000	Ps.	—	Ps.	—	Ps.	5,270,000
Securities issued or secured by other financial entities		—		2,055		—		2,055
	Ps.	5,270,000	Ps.	2,055	Ps.	—	Ps.	5,272,055

Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	1,179,027	Ps.	—	Ps.	—	Ps.	1,179,027
	Ps.	1,179,027	Ps.	—	Ps.	—	Ps.	1,179,027

Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government	Ps.	1,193	Ps.	—	Ps.	—	Ps.	1,193
	Ps.	1,193	Ps.	—	Ps.	—	Ps.	1,193
	Ps.	6,450,220	Ps.	2,055	Ps.	—	Ps.	6,452,275

(*)  Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

	December 31, 2023
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	2,702,953	Ps.	—	Ps.	—	Ps.	2,702,953
Securities issued or secured by other financial entities		—		71,343		—		71,343
	Ps.	2,702,953	Ps.	71,343	Ps.	—	Ps.	2,774,296

Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	78,990	Ps.	—	Ps.	—	Ps.	78,990
	Ps.	78,990	Ps.	—	Ps.	—	Ps.	78,990
	Ps.	2,781,943	Ps.	71,343	Ps.	—	Ps.	2,853,286

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

	December 31, 2024
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	7,353,270	Ps.	760,242	Ps.	—	Ps.	8,113,512
Securities issued or secured by other Colombian Government entities		17,418		6,842		—		24,260
Securities issued or secured by other financial entities		—		37,767		—		37,767
Securities issued or secured by foreign Governments		862,930		332,741		—		1,195,671
Securities issued or secured by central banks		—		18,670		—		18,670
Others		—		164,308		—		164,308
	Ps.	8,233,618	Ps.	1,320,570	Ps.	—	Ps.	9,554,188
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	423,117	Ps.	213,290	Ps.	—	Ps.	636,407
	Ps.	423,117	Ps.	213,290	Ps.	—	Ps.	636,407
	Ps.	8,656,735	Ps.	1,533,860	Ps.	—	Ps.	10,190,595

(*) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

The following table presents Grupo Aval’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2024 and 2023 at fair value less cost of sale:

	Level 1		Level 2		Level 3		Total
December 31, 2024
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	1,795,616	Ps.	1,795,616
Non- current assets held for sale		—		—		105,214		105,214
	Ps.	—	Ps.	—	Ps.	1,900,830	Ps.	1,900,830

	Level 1		Level 2		Level 3		Total
December 31, 2023
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	1,494,862	Ps.	1,494,862
Non- current assets held for sale		—		—		101,184		101,184
	Ps.	—	Ps.	—	Ps.	1,596,046	Ps.	1,596,046

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

ASSETS AND LIABILITIES	Valuation technique Level 2	Significant inputs
Investments in debt securities at fair value
In Colombian Pesos
Securities issued or secured by the Colombian Government Others	Income approach Market approach	Theoretical price / estimated price(1) Average price / market price(2)
Securities issued or secured by other Colombian Government entities Securities issued or secured by other financial entities Securities issued or secured by non-financial sector entities	Income approach	Theoretical price / estimated price(1) Yield and margin
In Foreign Currency
Securities issued or secured by other Colombian Government entities	Market approach	Average price / market price(2)

Securities issued or secured by the Colombian Government
Securities issued or secured by foreign Governments
Securities issued or secured by Central Banks
Securities issued or secured by other financial entities
Securities issued or secured by non-financial sector entities
Others

	Income approach Market approach	Theoretical price / estimated price(1) Discounted cash flows using yields from similar securities outstanding Bloomberg Generic Average price / market price(2)
Equity securities
Corporate stock	Market approach	Estimated prices(1)
Investment funds (2)	Market approach	Market value of underlying assets, less management and administrative fees
Trading derivatives
Foreign currency forward	Income approach Market approach	Discounted cash flow FWD points, discount rates of different currencies and Spot exchange rates Cash exchange rate and interest rate US$ and CRC TRM, curves and market price(2)
Debt securities forward	Income approach	Discounted cash flow
Interest rate swap Cross currency swap	Income approach Market approach	Discounted cash flow TRM, curves
Currency options	Income approach Market approach	Discounted cash flow Black&Sholes&Merton model TRM, curves
Hedging derivatives
Currency forward	Income approach Market approach	Discounted cash flow TRM, curves
Interest rate swap	Income approach Market approach	Discounted cash flow TRM, curves
(1)	Estimated Price: A valuation model based on information obtained from a price vendor when it is not able to supply quoted prices (unadjusted) for each security. This model is the basis for the construction of the valuation margin of the securities that is represented on the assigned curve or reference rate. This margin remains constant on the assigned curve or reference rate when calculating the theoretical valuation price.
(2)	Quoted market prices (i.e. obtained from price vendors). The subsidiary Porvenir S. A. according to Colombian rules is required to invest to 1% of its total assets under management from severance and mandatory pension funds.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following table provides information about valuation techniques and significant unobservable inputs when measuring Level 3 assets and liabilities at recurring fair value.

ASSETS	Valuation technique Level 3	Significant inputs
Investments in debt securities at fair value
In Colombian Pesos
Others	Income approach	Yield and margin
Equity securities
Investments in equity securities(1.1)	Discount Rate Adjusted Present Value Comparable Multiples	- Income - Discount interest rates - Perpetuity Gradient - Multiple of EBITDA - Adjusted discounted cash flow - Growth in residual values after 5 years - Gradient
Investments in equity instruments through profit or loss - Nexus and Pactia (1.2)	Market Value (square meter) Initial capitalization ratio Market Income Cash Flow Discount Rate	Market Value (square meter) Initial capitalization ratio Market Income Cash Flow Discount Rate
Other financial assets
Assets under concession contracts	Discounted cash flow

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

The following table includes a sensitivity analysis of main equity securities amounting to Ps. 61,197 as of December 31, 2024 classified at FVOCI level 3.

		Favorable		Unfavorable
Methods and Variables	Variation	impact		impact
Comparable multiples / Recent transaction price
EBITDA Number of times	+/-1%	Ps.	434	Ps.	(434)
Adjusted discounted cash flow
Income	+/-1%		320		(282)
Discount interest rates	+/- 50 pb		222		(216)
Discount interest rates	+/- 0.5%		114		(114)
Perpetuity gradient	+/- 0.5%		38		—
		Ps.	1,128	Ps.	(1,046)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

(1.2)     Valuation of equity instruments through profit or loss

The fair value of real state capital funds’ investments classified in level 3 have significant unobservable inputs. These Level 3 instruments include primarily investments in equity instruments, which are not publicly traded. In other cases, such as the Nexus and Pactia, the investments are valued using their unit value (Commercial appraisal). Given that observable prices are not available for these investments, the Contract Manager uses valuation techniques to obtain the fair value.

The following table presents the variables of the model used to calculate the sensitivity analysis, which is calculated taking as a reference the market value resulting from the valuation of the Group's properties, the Group's takes the calculation of two impacts cataloged as scenarios:

Scenario 1 contemplates the calculation taking the increase of the following variables:

Scenario 1
Increases in the sensitivity of:
Market value (square meter)	+10%
Market income	+10%
Initial capitalization rate	+50 bp
Cash flow discount rate	+50 bp

Scenario 2 contemplates the calculation taking the decrease of the following variables:

Scenario 2
Decreases in the sensitivity of:
Market value (square meter)	-10%
Market income	-10%
Initial capitalization rate	-50 bp
Cash flow discount rate	-50 bp

The following table includes a sensitivity analysis of main equity securities amounting Ps. 3,099,853 in:

Nexus Real Estate Capital Funds (Nexus)

Includes investments in the Nexus Real Estate Capital Funds as of December 31, 2024, Ps.2,772,165 classified at FVTPL level 3:

	Scenario 1		Scenario 2
Sensitivity impacts	Ps.	65,955	Ps.	(97,147)
	Ps.	65,955	Ps.	(97,147)

Includes investments in the Nexus Real Estate Capital Funds as of December 31, 2023, Ps. 2,567,099 classified at FVTPL level 3:

	Scenario 1		Scenario 2
Sensitivity impacts	Ps.	38,209	Ps.	(75,156)
	Ps.	38,209	Ps.	(75,156)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Private Equity Fund Pactia Inmobiliario (Pactia)

The following table includes a sensitivity analysis for the Private Equity Fund Pactia Inmobiliario as of December 31, 2024, for Ps. 327,688 (1), classified at FVTPL level 3:

	Scenario 1 (2)		Scenario 2 (2)
Sensitivity impacts	Ps.	3,816	Ps.	(6,294)
	Ps.	3,816	Ps.	(6,294)

(1)   Includes opening balance as of October 29, 2024, of Ps. 324,220 and valued of Ps. 3,468.

(2)   The impact of the scenarios corresponds to 100% of the valuation sample in which each entity of the Group has a percentage of participation of: Banco Popular 4.49%, Banco de Bogotá 6.24%, Banco de Occidente 2.46% and Banco AV Villas 0.65%.

(2)     Valuation of financial assets under Gas and Energy concession arrangement rights

Promigas and subsidiaries, designated the financial assets under concession contracts at fair value, the method used to estimate it is discounted cash flows.

The assumptions and inputs used in the calculation of the financial asset estimate were:

●	The expiration date of each concession contract.
●	The proportion of the expiry period left of each of the concession contracts in force.
●	Operational cash flows (only) of the assets under concession.

The components of the calculations are the following:

●	Free cash flow generated solely by assets under concession.
●	Expiry period of the concession.
●	Amount in - perpetuity of the Free Cash Flow (FCF) of the year, estimated factoring in a growth in the residual amount between 1% and 3% each year.
●	Current amount of the residual amount Weighted Average Cost of Capital (WACC), between 8.51% and 8.73% each year.
●	Financial income: annual adjustment of financial asset balance to WACC (*).

(*) Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each entity, updated annually. The following variables were used for determining the WACC:

●	Beta unlevered USA (Oil/Gas Distribution): Damodaran. (Unlevered Beta 0.64, 2023)
●	Risk Free Rate, Source: Geometric Average 1998-2023 of American bonds “T-Bonds”.
●	Market Return, Source: Geometric Average 1998-2023 Damodaran “Stocks” USA.
●	Market Premium: Market Return – Risk Free Rate
●	Country Risk Premium: Average last 5 years EMBI (Difference between 10-year Colombian sovereign bonds and 10 years “T-Bonds”). Damodaran.
●	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Sensitivity analysis

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to Government entities at the expiration date of the contracts. The value of the financial asset at December 31, 2024 is Ps. 4,181,835 and Ps. 3,830,916 at 2023, the sensitivity analysis shows their increase or decrease.

	December 31, 2024				December 31, 2023
Variable	+100 bps		-100 bps		+100 bps		-100 bps
WACC	Ps.	(927,375)	Ps.	1,416,415	Ps.	(864,845)	Ps.	1,316,441
Perpetuity growth rate		888,065		(617,439)		785,847		(552,066)

(*) Perpetuity growth rate in the case of concessions with renewal clauses that are highly likely to be exercised.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

The main assumptions used for determining the fair value of the principal biological assets are as follows:

1.     Biological assets growing in rubber crops:

The price of natural rubber used to calculate the 2025-2027 cash flows was forecasted based on the average of the last 3 years of the Technically Specified Rubber (TSR20) per ton January 2022 Ps. 0.38 (US$ 1,670/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually based on the expected US inflation rate.

2.     Biological assets growing in African palm crops:

The price of African palm oil (US$ per ton) used to calculate the 2025-2026 cash flows was forecasted based on the average price of palm oil since January 2023 Ps. 0.25 (US$ 1,111/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually with the expected US inflation rate.

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

The following table summarizes the transfer between fair value levels 1, 2 and 3 as of December 31, 2024. In general, transfers between Levels in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

	Investments in debt						Investments in debt
	securities at FVTPL						securities at FVOCI
	Transfers between:						Transfers between:
	Level 2 to 1		Level 1 to 2		Level 3 to 2		Level 2 to 1		Level 1 to 2		Level 3 to 2
Securities issued or secured by Colombian Government	Ps.	—	Ps.	99	Ps.	—	Ps.	—	Ps.	1,318,769	Ps.	—
	Ps.	—	Ps.	99	Ps.	—	Ps.	—	Ps.	1,318,769	Ps.	—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

There were no transfers of fair values between levels as of December 31, 2023.

5.5     Reconciliation Level 3 of the fair value hierarchy

The reconciliation from the opening balances to the closing balances for the fair value measurements categorized within Level 3 is shows in the following table:

	Financial assets				Financial assets in
	in debt		Equity		concession		Biological		Investment
	securities		instruments		arrangements		assets		properties
January 1, 2022	Ps.	88,821	Ps.	1,357,164	Ps.	3,228,480	Ps.	154,986	Ps.	852,935
Changes in fair value recognised in profit or loss		(58,845)		80,408		278,751		56,859		55,930
Changes in fair value recognised in OCI		671,348		16,613		—		—		797
Transfers to/from non-current assets held for sale		—		—		—		—		31,184
Reclassifications		—		—		—		—		(4,493)
Effect of movements in exchange rates		—		—		—		—		2,282
Additions		227,854		918,046		—		28,368		70,081
Sales / redemptions		(783,552)		(13,062)		—		(27,583)		(127,753)
Discontinued operations		—		1		—		—		—
Loss of control in subsidiary		(71,248)		(56,599)		—		—		—
Transfers from level 2 to level 3		(72,995)		(291)		—		—		—
December 31, 2022	Ps.	1,383	Ps.	2,302,280	Ps.	3,507,231	Ps.	212,630	Ps.	880,963
Changes in fair value recognised in profit or loss (1)		506		204,276		323,685		18,601		84,958
Changes in fair value recognised in OCI		—		39,566		—		—		557
Transfers to/from non-current assets held for sale		—		—		—		—		95,593
Reclassifications		—		—		—		—		(4,160)
Effect of movements in exchange rates		—		—		—		—		(7,079)
Additions		—	(2)	830,718		—		26,118		56,307
Sales / redemptions		—	(3)	(606,614)		—		(26,677)		(200,670)
December 31, 2023	Ps.	1,889	Ps.	2,770,226	Ps.	3,830,916	Ps.	230,672	Ps.	906,469
Changes in fair value recognised in profit or loss (1)		(464)		224,673		350,919		7,589		35,841
Changes in fair value recognised in OCI		—		(6,819)		—		—		16,935
Transfers to/from non-current assets held for sale		—		—		—		—		22,370
Reclassifications		—		—		—		—		32,470
Effect of movements in exchange rates		—		—		—		—		6,966
Additions		—	(2)	326,096		—		26,572		37,859
Sales / redemptions		—	(3)	(1,199)		—		(26,494)		(85,975)
December 31, 2024	Ps.	1,425	Ps.	3,312,977	Ps.	4,181,835	Ps.	238,339	Ps.	972,935

(1)      Included in a) debt and equity securities in “Net trading income” – “Trading investment income” line; b) financial assets in concession arrangements in “Net income from other financial instruments mandatorily at fair value through profit or loss” line; c) Biological assets in “Income from sales of goods and services” line, and d) Investment properties mainly in “Other income” line.

(2)      The increase corresponds mainly to units received in the Private Equity Fund Pactia Inmobiliario as a result of the restructuring agreement with a client that in turn reduced its credit exposure given at the end of October 2024, made by the following entities: Banco de Bogotá for Ps. 147,790, Banco de Occidente for Ps. 58,295, Banco Popular for Ps. 106,320 and Banco Av Villas for Ps. 11,815, and increase by Corficolombiana S.A. in investments with autonomous equity Promigas S.A. for Ps. 1,876. The increase as of December 31, 2023, corresponds mainly to the mobilization of assets to the Nexus Private Investment Fund, made by the following entities: Banco de Bogotá for Ps. 466,210, Banco de Occidente for Ps. 60,947, Banco Popular for Ps. 249,732 and Banco Av Villas for Ps. 53,829.

(3)        Corresponds to the sale of the shareholding of Grupo Zona Franca Bogotá of Banco de Bogotá for Ps. 1,199. As of December 31, 2023, corresponds mainly to the sale of 4.1% of shares of BAC Holding International Corp for Ps. 519,964 and redemptions of the Nexus Private Investment Fund of Banco de Occidente for Ps. 37,970, Banco de Bogotá for Ps. 39,348 and Banco Popular for Ps. 6,602 Banco Av Villas for Ps. 2,730.

5.6     Fair Value of Financial Assets and Liabilities recognized at Amortized Cost

The following table shows a summary of financial assets and liabilities accounted at amortized cost and valued at fair value as of December 31, 2024 and 2023, only for disclosure purposes.

	December 31, 2024				December 31, 2023
	Carrying		Fair Value		Carrying		Fair Value
	Amount		Estimate		Amount		Estimate
Assets
Investments in debt securities at amortized cost (1)	Ps.	10,689,692	Ps.	10,715,384	Ps.	9,979,679	Ps.	9,981,183
Net credit portfolio at amortized cost (2)		190,129,486		189,257,222		176,168,055		190,375,349
Total financial assets	Ps.	200,819,178	Ps.	199,972,606	Ps.	186,147,734	Ps.	200,356,532

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	December 31, 2024				December 31, 2023
	Carrying		Fair Value		Carrying		Fair Value
	Amount		Estimate		Amount		Estimate

Liabilities
Customer deposits (3)	Ps.	200,872,177	Ps.	201,762,276	Ps.	181,987,396	Ps.	183,570,708
Financial obligations (4)		72,823,775		71,364,572		65,541,339		64,208,758
Total financial liabilities	Ps.	273,695,952	Ps.	273,126,848	Ps.	247,528,735	Ps.	247,779,466

The following is a breakdown of how financial assets and liabilities accounted at amortized cost and are measured at fair value for disclosure purposes only.

(1) Debt securities at amortized cost

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

(4) Financial obligations and other liabilities

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

NOTE 6 – CLASSIFICATION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

See definitions in accounting policies in Notes 2 (2.5).

The following table provides a reconciliation of gross amounts between line items in the consolidated statement of financial position and categories of financial instruments as of December 31, 2024, and 2023:

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2024		at		debt		equity		Amortized		gross carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	16,998,859	Ps.	16,998,859
Trading assets	8		20,163,214		—		—		—		20,163,214
Debt securities			11,937,414		—		—		—		11,937,414
Equity securities			7,256,506		—		—		—		7,256,506
Derivative assets			969,294		—		—		—		969,294
Investment securities	9		1,425		27,050,198		1,421,303		10,708,367		39,181,293
Measured at fair value			1,425		27,050,198		1,421,303		—		28,472,926
Measured at amortized cost			—		—		—		10,708,367		10,708,367
Loans	11		—		—		—		200,136,125		200,136,125
Other accounts receivable	12		4,181,835		—		—		24,138,538		28,320,373
Measured at fair value			4,181,835		—		—		—		4,181,835
Measured at amortized cost			—		—		—		24,138,538		24,138,538
Hedging derivative assets	10		54,019		—		—		—		54,019
Total financial assets		Ps.	24,400,493	Ps.	27,050,198	Ps.	1,421,303	Ps.	251,981,889	Ps.	304,853,883

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		gross carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	1,011,934	Ps.	—	Ps.	—	Ps.	—	Ps.	1,011,934
Hedging derivative liabilities	10		21,658		—		—		—		21,658
Customer deposits	20		—		—		—		200,872,177		200,872,177
Financial obligations	21		—		—		—		72,823,775		72,823,775
Total financial liabilities		Ps.	1,033,592	Ps.	—	Ps.	—	Ps.	273,695,952	Ps.	274,729,544

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2023		at		debt		equity		Amortized		gross carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	18,597,861	Ps.	18,597,861
Trading assets	8		15,451,121		—		—		—		15,451,121
Debt securities			7,113,380		—		—		—		7,113,380
Equity securities			6,260,174		—		—		—		6,260,174
Derivative assets			2,077,567		—		—		—		2,077,567
Investment securities	9		1,889		23,326,776		1,117,349		9,996,561		34,442,575
Measured at fair value			1,889		23,326,776		1,117,349		—		24,446,014
Measured at amortized cost			—		—		—		9,996,561		9,996,561
Loans	11		—		—		—		186,203,770		186,203,770
Other accounts receivable	12		3,830,916		—		—		22,171,973		26,002,889
Measured at fair value			3,830,916		—		—		—		3,830,916
Measured at amortized cost			—		—		—		22,171,973		22,171,973
Hedging derivative assets	10		48,662		—		—		—		48,662
Total financial assets		Ps.	19,332,588	Ps.	23,326,776	Ps.	1,117,349	Ps.	236,970,165	Ps.	280,746,878

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		gross carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	2,154,361	Ps.	—	Ps.	—	Ps.	—	Ps.	2,154,361
Hedging derivative liabilities	10		217,566		—		—		—		217,566
Customer deposits	20		—		—		—		181,987,396		181,987,396
Financial obligations	21		—		—		—		65,541,339		65,541,339
Total financial liabilities		Ps.	2,371,927	Ps.	—	Ps.	—	Ps.	247,528,735	Ps.	249,900,662

As of December 31, 2024, and 2023 there are not any reclassifications of financial assets and liabilities.

NOTE 7 – CASH AND CASH EQUIVALENTS

Balances of cash and cash equivalents comprise the following as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
In Colombian Pesos
Cash	Ps.	3,653,565	Ps.	3,723,337
Deposits in the Colombian central bank		4,162,015		6,795,015
Demand deposits in banks and other financial entities		201,906		549,084
Clearing houses		288		488
Liquidity management		1,599,125		1,312,622
Cash held for specific purposes (1)		1,468,832		1,220,609
	Ps.	11,085,731	Ps.	13,601,155
In foreign currency
Cash	Ps.	88,792	Ps.	85,775
Demand deposits in banks and other financial entities		5,484,628		4,600,966
Liquidity management		339,708		309,965
	Ps.	5,913,128	Ps.	4,996,706
Total cash and cash equivalents	Ps.	16,998,859	Ps.	18,597,861

(1) Includes cash held for a specific purpose for 2024 mainly in: Convioriente Ps. 285,520 for higher funding, collections, as part of the Villavicencio-Yopal project; Covimar Ps. 288,918 for accounts of the concession contract for the purchase of land, networks and appropriations to ANI for future periods; Covipacifico: Ps.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

894,394 for the purchase of land, networks, audits and toll collections. For 2023, Covipacifico Ps. 736,884 for increased funding, collections, payment of toll tariff differences, and financial returns; Covioriente Ps. 261,665 for increased funding and collections; Covimar Ps. 221,854 for transfers between bank accounts to fiduciary

.

As of December 31, 2024, and 2023, the reserves available to cover the required legal reserve (see note 4.3) for both deposit certificates and current and savings accounts amount to Ps. 8,251,154 and Ps. 8,964,594, respectively.

NOTE 8 – TRADING ASSETS AND LIABILITIES

Balances of trading asset and liabilities comprise the following as of December 31, 2024 and 2023:

		December 31,		December 31,
	Note	2024		2023
Trading assets
Debt securities	8.1	Ps.	11,937,414	Ps.	7,113,380
Equity securities	8.2		7,256,506		6,260,174
Derivative assets	8.3		969,294		2,077,567
		Ps.	20,163,214	Ps.	15,451,121

Trading liabilities
Derivative liabilities	8.3		1,011,934		2,154,361
		Ps.	1,011,934	Ps.	2,154,361
Total trading assets and liabilities net		Ps.	19,151,280	Ps.	13,296,760

8.1  Trading investments in debt securities

The following is the balance as of December 31, 2024 and 2023:

	December 31,		December 31,
	2024		2023
Securities issued or secured by the Colombian Government	Ps.	10,641,558	Ps.	5,794,832
Securities issued or secured by other Colombian Government entities		183,760		155,737
Securities issued or secured by foreign Governments		75,379		32,079
Securities issued or secured by other financial entities		1,002,194		1,084,461
Securities issued or secured by non-financial sector entities		8,813		6,406
Others		25,710		39,865
Total trading debt securities	Ps.	11,937,414	Ps.	7,113,380

8.2 Trading investments in equity securities

The following is the balance as of December 31, 2024 and 2023:

	December 31,		December 31,
	2024		2023
In Colombian Pesos
Corporate stock	Ps.	13,453	Ps.	8,949
Investment funds (1)(2)		4,757,848		4,079,070
Stabilization reserves (3)		2,380,868		2,084,955
	Ps.	7,152,169	Ps.	6,172,974

In foreign currency
Corporate stock	Ps.	4,813	Ps.	4,100
Investment funds		99,524		83,100
	Ps.	104,337	Ps.	87,200
Total equity securities	Ps.	7,256,506	Ps.	6,260,174

(1)  Grupo Aval has restricted collective investment funds related to Concesionaria Nueva Vía al Mar of Ps. 663,701, Concesionaria Vial del Pacífico of Ps. 1,488 and Concesionaria Vial del Oriente of Ps. 66,508.

(2)      Includes investments in the private real estate fund Nexus as of December 31, 2024 of Ps. 2,772,165 and as of December 31, 2023 of Ps. 2,567,099.

(3)      Pursuant to Colombian rules, Porvenir S. A. is required to directly invest 1% of the total assets of these funds in mandatory severance and pension   funds managed by Porvenir.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

8.3 Trading derivatives assets and liabilities

Trading derivative assets and liabilities comprise the following as of December 31, 2024 and 2023:

	December 31, 2024				December 31, 2023
	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	429,919	Ps.	62,051	Ps.	2,805	Ps.	1,543,886
Foreign currency to sell		100,705		610,639		1,664,047		2,691
Debt securities to buy		342		15,350		18,895		589
Debt securities to sell		116,711		628		363		128,757
Subtotal	Ps.	647,677	Ps.	688,668	Ps.	1,686,110	Ps.	1,675,923
Swap
Cross currency	Ps.	58,475	Ps.	52,455	Ps.	20,195	Ps.	60,845
Interest rate		222,830		221,822		308,368		329,754
Subtotal	Ps.	281,305	Ps.	274,277	Ps.	328,563	Ps.	390,599
Futures contracts
Interest rate to sell	Ps.	—	Ps.	—	Ps.	—	Ps.	3,752
Subtotal	Ps.	—	Ps.	—	Ps.	—	Ps.	3,752
Options contracts
Foreign currency to buy	Ps.	40,312	Ps.	—	Ps.	62,894	Ps.	—
Foreign currency to sell		—		48,989		—		84,087
Subtotal	Ps.	40,312	Ps.	48,989	Ps.	62,894	Ps.	84,087
Total derivative assets and liabilities trading	Ps.	969,294	Ps.	1,011,934	Ps.	2,077,567	Ps.	2,154,361

Derivative instruments contracted by Grupo Aval and its Subsidiaries are generally traded in either domestic financial markets or in over-the-counter international markets. Derivative instruments have a net favorable position (asset) or a net unfavorable position (liability) as a result of fluctuations in exchange rates, in interest rates or other variables relating to market conditions. As a result, the aggregate amount of fair values of the assets and liabilities in derivative instruments may vary significantly from time to time.

NOTE 9 – INVESTMENT SECURITIES

Balances of investment securities comprise the following as of December 31, 2024 and 2023:

	Note	December 31, 2024		December 31, 2023

Investments in debt securities mandatorily at FVTPL	9.1	Ps.	1,425	Ps.	1,889
Investments in debt securities at FVOCI	9.2		27,050,198		23,326,776
Investments in debt securities at amortized cost	9.3		10,708,367		9,996,561
Investments in equity securities at FVOCI	9.4		1,421,303		1,117,349
		Ps.	39,181,293	Ps.	34,442,575

Loss impairment
Investments in debt securities at amortized cost	4.1.5	Ps.	(18,675)	Ps.	(16,882)
		Ps.	(18,675)	Ps.	(16,882)
Total investment securities net		Ps.	39,162,618	Ps.	34,425,693

9.1 Investments in debt securities mandatorily at FVTPL

The following table includes investments on asset-backed securities mandatorily at FVTPL because the contractual cash flows of these securities are not SPPI on the principal outstanding:

	December 31, 2024		December 31, 2023

Others	Ps.	1,425	Ps.	1,889
Total investments in debt securities mandatorily at FVTPL	Ps.	1,425	Ps.	1,889

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

9.2 Investments in debt securities at FVOCI

The following table includes investments in debt securities at FVOCI as of December 31, 2024 and 2023:

December 31, 2024

Debt securities	Cost		Unrealized Gain		Unrealized Losses			Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	19,278,224	Ps.	36,588	Ps.	(1,046,904)	Ps.	18,267,908	Ps.	11,761
Securities issued or secured by other Colombian Government entities		484,874		336		(22,465)		462,745		803
Securities issued or secured by foreign Governments		4,682,807		18,439		(198,436)		4,502,810		1,135
Securities issued or secured by central banks		251,079		32		(46,256)		204,855		97
Securities issued or secured by other financial entities		2,640,204		9,270		(22,691)		2,626,783		2,740
Securities issued or secured by non-financial sector entities		249,748		665		(753)		249,660		859
Others		771,824		715		(37,102)		735,437		915
Total debt securities at FVOCI	Ps.	28,358,760	Ps.	66,045	Ps.	(1,374,607)	Ps.	27,050,198	Ps.	18,310

December 31, 2023

Debt securities		Cost		Unrealized Gain		Unrealized Losses		Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	17,626,642	Ps.	146,608	Ps.	(982,457)	Ps.	16,790,793	Ps.	7,204
Securities issued or secured by other Colombian Government entities		898,373		6,213		(40,798)		863,788		1,183
Securities issued or secured by foreign Governments		2,717,651		6,385		(216,998)		2,507,038		611
Securities issued or secured by central banks		194,480		—		(48,991)		145,489		56
Securities issued or secured by other financial entities		2,159,892		19,370		(36,615)		2,142,647		2,398
Securities issued or secured by non-financial sector entities		215,877		156		(1,462)		214,571		822
Others		704,393		253		(42,196)		662,450		698
Total debt securities at FVOCI	Ps.	24,517,308	Ps.	178,985	Ps.	(1,369,517)	Ps.	23,326,776	Ps.	12,972

The following table shows amounts reclassified to profit or loss from OCI before taxes, related to fixed income investments debt securities measured at FVOCI:

	December 31, 2024		December 31, 2023
Redemptions or sales	Ps.	(130,219)	Ps.	(104,012)
ECL allowance		4,616		1,236
Total reclassified to profit or loss	Ps.	(125,603)	Ps.	(102,776)

9.3 Investments in debt securities at amortized cost

The following table includes investments in debt securities at amortized cost as of December 31, 2024 and 2023:

Debt securities	December 31, 2024		December 31, 2023
Securities issued or secured by Colombian Government	Ps.	2,553,693	Ps.	2,567,463
Securities issued or secured by other Colombian Government entities		5,563,208		5,112,355
Securities issued or secured by foreign Governments		30,655		26,515
Securities issued or secured by other financial entities		2,350,549		2,082,993
Securities issued or secured by non-financial sector entities		145,553		143,410
Others		64,709		63,825
Total debt securities at amortized cost	Ps.	10,708,367	Ps.	9,996,561

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following is a summary of investments in debt securities at amortized cost by maturity dates:

	December 31, 2024		December 31, 2023

Up to 1 month	Ps.	1,120,443	Ps.	927,454
More than 1 month and no more than 3 months		30,655		26,515
More than 3 months and no more than 1 year		7,016,333		6,765,886
More than 1 year and no more than 5 years		136,318		151,217
More than 5 years and no more than 10 years		68,447		2,098,299
More than 10 years		2,336,171		27,190
Total	Ps.	10,708,367	Ps.	9,996,561

9.3.1 Investment in debt at amortized cost securities pledged as collateral

The following is a list of debt securities at amortized cost that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 33).

	December 31,		December 31,
	2024		2023
Pledged as collateral in money market operations
Securities issued or secured by other Colombian Government entities	Ps.	685,394	Ps.	1,667,922
Securities issued or secured by Colombian Government		1,528,723		489,631
Securities issued or secured by non-financial sector entities		—		118,364
	Ps.	2,214,117	Ps.	2,275,917
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	1,173,348	Ps.	539,339
Securities issued or secured by other Colombian Government entities		688,891		393,634
	Ps.	1,862,239	Ps.	932,973
	Ps.	4,076,356	Ps.	3,208,890

(*) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

9.4 Investments in equity securities at fair value through OCI

The following is the balance at December 31, 2024 and 2023:

December 31, 2024

	Cost		Unrealized Gain		Unrealized Losses		Fair Value
In Colombian Pesos
Corporate stock	Ps.	546,822	Ps.	832,222	Ps.	(2,799)	Ps.	1,376,245
In foreign currency
Corporate stock		50,213		4,423		(9,578)		45,058
Total equity securities	Ps.	597,035	Ps.	836,645	Ps.	(12,377)	Ps.	1,421,303

December 31, 2023

	Cost		Unrealized Gain		Unrealized Losses		Fair Value
In Colombian Pesos
Corporate Stock	Ps.	585,351	Ps.	121,018	Ps.	(33,137)	Ps.	673,232
In foreign currency
Corporate Stock		9,227		440,562		(5,672)		444,117
Total equity securities	Ps.	594,578	Ps.	561,580	Ps.	(38,809)	Ps.	1,117,349

Variations in fair values fundamentally reflect variations in the performance of companies and market conditions mainly due to changes in interest rates and other economic trends in the country where the investment is held. At December 31, 2024 and 2023 Grupo Aval considers that there is no indication of impairment.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The details of equity instruments through OCI as of December 31, 2024 and 2023 are as follows:

Entity (*)	December 31, 2024		December 31, 2023
Grupo Energía Bogotá S.A. E.S.P.	Ps.	1,159,729	Ps.	903,068
Mineros S.A.		101,483		43,765
Port operating companies		45,396		58,355
Holding Bursátil Regional S.A.(1)		40,942		45,085
Titularizadora Colombiana S.A.		31,451		26,453
Others		42,302		40,623
Total	Ps.	1,421,303	Ps.	1,117,349

(*)  These investments in equity securities have been designated as FVOCI considering that they represent strategic investments for Grupo Aval and therefore, they are not expected to be sold in a foreseeable future.

(1)   In the frame of the regional integration of the stock exchanges of Chile, Colombia and Peru, on November 14th 2023, a share exchange agreement was signed.

For the years ended December 31, 2024, and 2023, dividends are recognized for these equity investments in the amount of Ps. 148,452 and Ps. 126,274 respectively, were recognized in profit or loss in the “Other Income” line (see note 30).

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

Changes in the Colombian peso against the U.S. dollar have been as follows:

Date	Value of US$ 1	Variation in pesos
December 31, 2022	4,810.20	829.04
December 31, 2023	3,822.05	(988.15)
December 31, 2024	4,409.15	587.10

According to the information described above, the following table shows movements of OCI gross of taxes, related to hedges of net investment in foreign operations:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

December 31, 2024

			Hedging		Hedging
	Hedged		non-derivative		derivative		Net OCI
Investment	Item		instrument		instrument		account
Multi Financial Holding	Ps.	248,173	Ps.	(244,040)	Ps.	—	Ps.	4,133
Other subsidiaries and branches Banco de Bogotá		93,700		(88,419)		—		5,281
Occidental Bank Barbados Ltd.		23,613		(23,613)		—		—
Banco de Occidente (Panamá) S.A.		39,893		(39,893)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.		15,975		(15,974)		—		1
Gases del Pacífico S.A.C.		18,181		(12,890)		—		5,291
Gas Natural de Lima y Callao S.A.C. – Calidda		58,205		(58,205)		—		—
Promigas Perú S.A.C.		2,830		(2,830)		—		—
Gases del Norte del Perú S.A.C.		14,139		(14,139)		—		—
Promigas Panamá Corporation		—		—		—		—
Promigas USA INC		4		(4)		—		—
Total	Ps.	514,713	Ps.	(500,007)	Ps.	—	Ps.	14,706

December 31, 2023

			Hedging		Hedging
	Hedged		non-derivative		derivative		Net OCI
Investment	Item		instrument		instrument		account
Multi Financial Holding	Ps.	(393,836)	Ps.	385,379	Ps.	—	Ps.	(8,457)
Other subsidiaries and branches Banco de Bogotá		(137,731)		118,577		—		(19,154)
Occidental Bank Barbados Ltd.		(30,956)		30,956		—		—
Banco de Occidente (Panamá) S.A.		(42,091)		42,091		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.		(25,513)		25,513		—		—
Gases del Pacífico S.A.C.		(32,050)		23,144		—		(8,906)
Gas Natural de Lima y Callao S.A.C. – Calidda		(106,851)		106,851		—		—
Promigas Perú S.A.C.		(4,763)		4,763		—		—
Gases del Norte del Perú S.A.C.		(23,718)		23,718		—		—
Promigas Panamá Corporation		(5)		5		—		—
Total	Ps.	(797,514)	Ps.	760,997	Ps.	—	Ps.	(36,517)

According to the information described above, the following table contains details of hedging operations carried out to cover foreign denominated equity investments. The analysis shows current amount of OCI gross of taxes:

December 31, 2024

	Thousands of US$				Ps. millions
		Hedge
		amount in				Current		Current
		foreign	Hedge	Current		amount		amount		Current
	Hedged	currency in	amount in	amount		Hedging		Hedging		amount
	investment	financial	forward	Hedged		non-derivative		derivative		Net OCI
Investment	amount	liabilities	contracts	Item		instrument		instrument		account
Multi Financial Holding	425,506	(425,000)	—	Ps.	255,147	Ps.	(198,019)	Ps.	(435)	Ps.	56,693
Other subsidiaries and branches Banco de Bogotá (1)	164,562	(160,000)	—		296,219		26,688		(230,412)		92,495
Occidental Bank Barbados Ltd.	41,635	(41,635)	—		67,239		(67,239)		—		—
Banco de Occidente (Panamá) S.A.	72,835	(72,835)	—		97,230		(97,230)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.	26,365	(26,365)	—		42,385		(42,384)		—		1
Gases del Pacífico S.A.C.	31,888	(31,888)	—		24,249		(34,221)		—		(9,972)
Gas Natural de Lima y Callao S.A.C. – Calidda	108,974	(108,974)	—		125,255		(125,255)		—		—
Promigas Perú S.A.C.	4,820	(4,820)	—		3,571		(3,571)		—		—
Gases del Norte del Perú S.A.C.	24,007	(24,007)	—		10,561		(10,561)		—		—
Promigas Panamá Corporation	0	(0)	—		2		(2)		—		—
Promigas USA INC	8	(8)	—		4		(4)		—		—
Total	900,600	(895,532)	—	Ps.	921,862	Ps.	(551,798)	Ps.	(230,847)	Ps.	139,217

(1)  Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro, Nassau and contributions of foreign branches in Miami and New York.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

(1)  Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro, Nassau and contributions of foreign branches in Miami and New York.

Hedging with Debt in Foreign Currency in U.S. dollars

Debt financial instruments that are not derivatives can be designated as hedging instruments for changes in foreign currency exchange rates. According to this rule, Banco de Bogotá, Banco de Occidente and Promigas designed debt denominated in U.S. dollar as hedging instruments of their foreign subsidiaries as follows:

(1)	Bonds issued by Banco de Bogotá in the international market were designated as hedging instruments of its investment in MFH and other subsidiaries and branches amounting U.S585 million in 2024 and U.S. 510 dollar million in 2023.

(2)	Other financial liabilities in the amount of U.S. 311 million as of December 31, 2024 and U.S. dollar 298 million as of December 31, 2023 were used to hedge part of the net foreign investment that Banco de Occidente and Promigas have in foreign subsidiaries as part of a hedging strategy, by which new obligations are continuously designated as hedging instruments to replace the previous ones as they expire over time.

10.2 Hedging Cash Flow

The movement of the accumulated OCI account related to cash flow hedges in Colombian pesos during the years ended on December 31, 2024, 2023 and 2022 is as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
Balance at the beginning of the year	Ps.	(30,381)	Ps.	5,542	Ps.	7,938
Changes in the fair value FwD - Future transactions		6,365		(26,203)		6,995
Changes in the fair value FwD - financial obligations		43,724		(32,672)		—
Changes in the fair value Interest Rate Swaps (IRS)		7,752		—		—
Changes in the fair value bonds		(184,902)		270,064		—
Changes in the fair value other accounts receivable		184,902		(258,982)		—
Reclassified to profit or loss		(2,760)		11,870		(9,391)
Balance at the end of the year	Ps.	24,700	Ps.	(30,381)	Ps.	5,542

During the years ended December 31, 2024, 2023 and 2022, an exchange difference recognized under “Other Comprehensive Income” as a result of cash flow hedge accounting of income (loss) from these highly probable transactions, was reclassified to profit or loss in the amounts of Ps. (2,760), Ps. 11,870 and Ps. (9,391) respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

i.	Hedging of Future Transactions

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

The following is the summary of Promigas and its subsidiaries open cash flow hedges:

	December 31, 2024	December 31, 2023
Income in Thousands of U.S. dollar forecasted	49,131	86,060
Notional amount contracts FWD Thousands of U.S. dollar	49,131	86,060
% hedged	100%	100%
Fair value in Colombian pesos	(1,140)	(59,715)
# of contracts	22	46

ii.	Hedging of exchange rate risk

Banco de Bogotá during the year ended December 31, 2024 and 2023 hedge of the foreign currency risk of the account receivable in dollars accounted for as a cash flow hedge.

	December 31, 2024	December 31, 2023
Nominal amount Hedged Item Thousands of U.S. dollar	320,195	309,788
Notional amount bond Thousands of U.S. dollar	320,195	309,788
% hedged	100%	100%
Carrying amount in Colombian pesos	1,411,786	1,184,025
# of contracts	1	1

During the year ended December 31, 2024 and 2023, Corficolombiana hedge the exchange risk arising in other accounts receivable:

	December 31, 2024	December 31, 2023
Nominal amount Hedged Item Thousands of U.S. dollar	5,373	7,610
Notional amount contracts FWD Thousands of U.S. dollar	5,373	7,610
% hedged	100%	100%
# of contracts	11	17

During the year ended December 31, 2024 and 2023, Banco de Bogotá hedge the exchange risk arising in financial obligations:

	December 31, 2024	December 31, 2023
Nominal amount Hedged Item Thousands of U.S. dollar	896,761	1,097,038
Notional amount contracts FWD Thousands of U.S. dollar	897,700	1,098,950
% hedged	100%	100%
Carrying amount in Colombian pesos	3,884,510	4,152,626
# of contracts	49	74

iii.	Hedging of interest rate risk

Banco Popular during July 2024 has established an interest rate risk management strategy to hedge the variable portion of the interest rate exposure related to anticipated cash flows (forecasted transactions) from the Time Deposit “CD” portfolio linked to the quarterly IBR rate. This component is distinctly identifiable and measurable, exhibiting a high correlation with the repricing of the contracted rate in the CDs.

	December 31, 2024	December 31, 2023
Nominal amount Hedged Item COP	788,614	-
Notional amount contracts interest rate Swaps (IRS) COP	298,250	-
% hedged	38%	-%
Fair value in Colombian pesos	7,752	-
# of contracts	9	-

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

10.3 Fair value hedges of interest rate risk

As of December 31, 2024 and 2023, Banco de Bogotá uses interest rate swaps to reduce the risk of interest rates on financial liabilities.

December 31, 2024

				Carrying amount
Fair value hedges		Notional amount		Assets		Liabilities
Hedging instruments
Interest rate Swap	Ps.	4,644,189	Ps.	68,840	Ps.	—
Items designated hedged
Time Deposits issued		4,644,189		—		66,064

December 31, 2023

				Carrying amount
Fair value hedges		Notional amount		Assets		Liabilities
Hedging instruments
Interest rate Swap	Ps.	6,539,684	Ps.	47,975	Ps.	10,871
Items designated hedged
Time Deposits issued		6,539,684		—		40,289

As of December 31, 2023, Banco de Occidente uses interest rate swaps to reduce the risk of interest rates on financial liabilities. As of December 31, 2024, this hedge is no longer applied.

December 31, 2023

				Carrying amount
Fair value hedges		Notional amount		Assets		Liabilities
Hedging instruments
Interest rate Swap	Ps.	435,000	Ps.	850	Ps.	—
Items designated hedged
Time Deposits issued		435,000		—		734

As of December 31, 2024 Banco de Occidente uses interest rate swaps to reduce the risk of interest rates on loan portfolio.

December 31, 2024

				Carrying amount
Fair value hedges		Notional amount		Assets		Liabilities
Hedging instruments
Interest rate Swap	Ps.	411,000	Ps.	7,333	Ps.	—
Items designated hedged
Loan portfolio		411,000		—		7,250

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

10.4 Impact on Interest Income and Expense Line Item from interest rate hedging

Below, the total changes in fair value and the impact on interest expense are detailed by Subsidiary for the fair value and cash flow hedges of interest rate risk:

December 31, 2024

	Change
	in fair		Interest
	value		expense (1)
Banco de Bogotá	Ps.	5,960	Ps.	(46,406)
Banco de Occidente		—		(1,183)
Banco Popular		(7,332)		(2,205)
Total	Ps.	(1,372)	Ps.	(49,794)

(1)  See note 21.3 “Interest expense”.

December 31, 2023

	Change
	in fair		Interest
	value		expense (1)
Banco de Bogotá	Ps.	79,864	Ps.	(61,905)
Banco de Occidente		116		(1,428)
Total	Ps.	79,980	Ps.	(63,333)

(1)  See note 21.3 “Interest expense”.

Below, the total changes in fair value and the impact on interest income are detailed by Subsidiary for the fair value hedge of interest rate risk:

December 31, 2024

	Change
	in fair		Interest
	value		income
Banco de Occidente	Ps.	(83)	Ps.	595

10.5 Testing of Hedge Effectiveness

Grupo Aval’s subsidiaries consider hedging as highly effective if at the beginning and in subsequent periods, the hedging instrument highly offsets changes in fair value or in cash flows attributable to the risk hedged during the period for which the hedging has been designated. The hedging is considered as such if the effectiveness of the hedging is in a range between 80% and 125%. Such effectiveness is assessed by Grupo Aval’s entities at least quarterly and at the end of each accounting period. During the year 2024, 2023 and 2022 each hedging relationship has been effective.

Grupo Aval’s subsidiaries have documented the hedging effectiveness at the beginning of the hedging relationship. Grupo Aval’s subsidiaries evaluate the hedging relationship on a periodic basis as well as the result of the testing of hedge effectiveness.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

10.6 Derivative Financial Instruments for hedging purposes comprise the following:

According to the information described above, the following table contains the fair value of derivative financial instruments used for hedging:

	December 31, 2024				December 31, 2023
Item	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	10,623	Ps.	5,185	Ps.	687	Ps.	204,202
Foreign currency to sale		19		65		—		—
Subtotal	Ps.	10,642	Ps.	5,250	Ps.	687	Ps.	204,202
Swap
Interest rate		43,377		16,408		47,975		13,364
Subtotal	Ps.	43,377	Ps.	16,408	Ps.	47,975	Ps.	13,364
Total hedge derivatives	Ps.	54,019	Ps.	21,658	Ps.	48,662	Ps.	217,566

NOTE 11 – LOANS

11.1 Loan Portfolio by Product

The distribution of the loan portfolio of Grupo Aval´s by product is shown as follows:

	December 31, 2024		December 31, 2023
Commercial
General purpose loans	Ps.	82,145,280	Ps.	73,611,910
Loans funded by development banks		3,517,386		4,464,785
Working capital loans		16,624,543		16,413,196
Credit cards		338,168		341,563
Overdrafts		648,130		509,538
Leases		12,141,136		11,706,825
Interbank loans and overnight funds		705,055		392,607
Total commercial	Ps.	116,119,698	Ps.	107,440,424

Consumer
Credit cards	Ps.	7,266,716	Ps.	7,596,196
Personal loans		14,442,142		14,232,850
Automobile and vehicle loans		5,834,498		5,332,355
Overdrafts		79,347		76,148
General purpose loans		152,803		126,990
Leases		18,808		15,509
Payroll loans		34,182,011		32,619,563
Total consumer	Ps.	61,976,325	Ps.	59,999,611

Mortgages
Mortgages	Ps.	19,714,057	Ps.	16,294,206
Leases		2,321,670		2,192,000
Total mortgages	Ps.	22,035,727	Ps.	18,486,206

Microcredit	Ps.	4,375	Ps.	277,529
Gross balance of loan portfolio	Ps.	200,136,125	Ps.	186,203,770
Loss allowance loan portfolio (1)		(10,006,639)		(10,035,715)
Net balance of loan portfolio	Ps.	190,129,486	Ps.	176,168,055

(1)  See loss allowance reconciliations from the opening to the closing balance in note 4.1.5.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

11.2 Loan portfolio by maturity

The distribution of Grupo Aval´s loan portfolio by contractual maturity period is as follows:

December 31, 2024

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial – Client portfolio	Ps.	59,494,116	Ps.	30,333,667	Ps.	13,675,325	Ps.	11,911,535	Ps.	115,414,643
Consumer		10,887,363		14,549,074		11,342,281		25,197,607		61,976,325
Mortgage		990,277		1,427,865		1,605,095		18,012,490		22,035,727
Microcredit		3,402		209		236		528		4,375
Interbank and overnight funds		705,055		—		—		—		705,055
Total gross loan portfolio	Ps.	72,080,213	Ps.	46,310,815	Ps.	26,622,937	Ps.	55,122,160	Ps.	200,136,125

December 31, 2023

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial – Client portfolio	Ps.	57,018,945	Ps.	27,895,921	Ps.	12,044,149	Ps.	10,088,802	Ps.	107,047,817
Consumer		10,679,728		13,325,877		11,496,786		24,497,220		59,999,611
Mortgage		865,216		1,187,222		1,317,412		15,116,356		18,486,206
Microcredit		162,667		108,095		5,266		1,501		277,529
Interbank and overnight funds		392,607		—		—		—		392,607
Total gross loan portfolio	Ps.	69,119,163	Ps.	42,517,115	Ps.	24,863,613	Ps.	49,703,879	Ps.	186,203,770

11.3 Interest income by portfolio

The interest income of the loan portfolio of Grupo Aval´s by portfolio is shown as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
Commercial – Client portfolio	Ps.	13,572,183	Ps.	14,497,926	Ps.	8,608,592
Consumer		9,127,660		9,208,508		7,048,747
Mortgage (1)		1,947,812		1,687,962		1,349,898
Microcredit		48,710		71,352		64,582
Repos, interbank loans portfolio (2)		769,217		1,068,367		487,697
Total interest income	Ps.	25,465,582	Ps.	26,534,115	Ps.	17,559,516

(1)    Includes the coverage of interest income in the amount of Ps. 595 as of December 31, 2024. See note 10.4 Impact on Interest Income and Expense Line Item from interest rate hedging.

(2)      Includes interest income of cash and cash equivalents Ps. 584,748 as of December 31, 2024.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

11.4 Financial Leasing portfolio

As of December 31, 2024, and 2023 the following table shows the reconciliation between gross investment in financial leasing and the present value of minimum payments to be received in these dates:

	December 31, 2024		December 31, 2023
Total gross rent payments receivable	Ps.	23,631,711	Ps.	29,491,587
Less amounts representing running costs (such as taxes, maintenance, insurances, etc.,)		(341)		(495)
Plus, estimated residual amount of assets given for rental (without guarantee)		41,170		32,657
Gross investment in contracts of financial leasing		23,672,540		29,523,749
Less unrealized financial income		(9,190,926)		(15,609,415)
Net investment in contracts of financial leasing	Ps.	14,481,614	Ps.	13,914,334
Loss allowance of net investment in financial leasing	Ps.	(483,965)	Ps.	(460,528)

The detailed information of gross investment and net investment in financial leasing contracts receivable as of December 31, 2024 and 2023 in each period is as follows:

	December 31, 2024
	Gross investment		Net investment
Up to 1 year	Ps.	3,718,951	Ps.	2,280,167
From 1 to 5 years		9,735,614		5,831,107
More than 5 years		10,217,975		6,370,340
Total	Ps.	23,672,540	Ps.	14,481,614

	December 31, 2023
	Gross investment		Net investment
Up to 1 year	Ps.	13,480,780	Ps.	6,398,382
From 1 to 5 years		6,560,824		2,532,708
More than 5 years		9,482,145		4,983,244
Total	Ps.	29,523,749	Ps.	13,914,334

The banks of Grupo Aval grant loans through financial leasing mainly for acquisition of vehicles and computer equipment, generally with terms between 36 and 60 months, with a purchase option at price below the market price for the buyer at the end of the contract, for acquisition machinery and equipment with terms between 60 to 120 months, with a purchase option at price below the market price or for the time close to the economic life of the asset, and for housing leasing with terms between 120 to 240 months, transferring the asset at the end of the contract. These leasing contracts are granted at current market interest rates at inception.

NOTE 12 – OTHER ACCOUNTS RECEIVABLE, NET

Balances of other accounts receivable, net of impairment losses, comprise the following as of December 31, 2024 and 2023:

		December 31,		December 31,
	Note	2024		2023

Assets in concession contract	12.1	Ps.	19,269,344	Ps.	17,821,214
Other accounts receivable	12.2		9,051,029		8,181,675
Total other accounts receivable			28,320,373		26,002,889
Impairment allowance concession contract assets	4.1.5		(9,103)		(8,394)
Loss allowance other accounts receivable			(352,868)		(377,270)
Total other accounts receivable, net		Ps.	27,958,402	Ps.	25,617,225

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

12.1 Financial assets in concession arrangements

The following table provides information about assets from contracts with customers as of December 31, 2024 and 2023:

Concession contract assets	December 31, 2024		December 31, 2023

Financial assets in concession arrangements rights at fair value (1)	Ps.	4,181,835	Ps.	3,830,916
Financial assets in concession arrangements rights at amortized cost (1)		15,087,509		13,990,298
Gross balance of concession contract	Ps.	19,269,344	Ps.	17,821,214
Loss allowance concession contract (2)		(9,103)		(8,394)
Total concession contract assets	Ps.	19,260,241	Ps.	17,812,820
(1)	See note 16 details regarding concession arrangements rights.
(2)	See reconciliations simplified approach and general approach loss allowance on note 4.1.5.

12.2 Other accounts receivable

The detailed information of other accounts receivable measured at amortized cost, as of December 31, 2024 and 2023 is as follows:

Other accounts receivable	December 31, 2024		December 31, 2023
Debtors	Ps.	2,135,285	Ps.	1,889,732
Accounts receivable for goods and services sales in Non-financial sector companies		1,893,203		1,469,899
Credit card compensations and network compensation		1,101,495		1,348,140
Government		875,473		579,701
Payment in advance		871,648		760,877
Conditional contributions		684,801		712,135
Taxes		51,592		35,667
Others		1,437,532		1,385,524
Gross balance of other accounts receivable	Ps.	9,051,029	Ps.	8,181,675
Loss allowance other accounts receivable		(352,868)		(377,270)
Other accounts receivable, net	Ps.	8,698,161	Ps.	7,804,405

NOTE 13 – NON-CURRENT ASSETS HELD FOR SALE

The movement of the non-current assets held for sale during the years ended December 31, 2024, 2023 and 2022 is as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
Balance at the beginning of the year	Ps.	101,184	Ps.	92,830	Ps.	208,426
Additions		102,486		72,466		74,812
Assets sold, net (1)		(53,838)		(118,808)		(51,863)
Increase / decrease due to changes in fair value		(4,662)		(268)		(76)
Reclassifications (2)		(44,457)		62,058		(88,609)
Effect of movements in exchange rates		4,501		(7,094)		13,960
Loss of control in subsidiary (3)		—		—		(72,014)
Discontinued operation (3)(4)		—		—		8,194
Balance at year end	Ps.	105,214	Ps.	101,184	Ps.	92,830
(1)	From the leaseback operation with the NEXUS Real Estate Capital Funds includes withdrawals for December 31, 2024 by Ps. (17,825) December 31, 2023 by Ps. (79,546) and for December 31, 2022 by Ps. (15,179).
(2)	Includes for December 31, 2024 reclassifications: i) to investment properties by Ps. (22,370); ii) to other assets by Ps. (27,868); from intangible assets in concession arrangements by Ps. 6,974 and iii) to Properties, plant and equipment for Ps. (1,193), to December 31, 2023 reclassifications to i) to investment properties by Ps. (95,593) ii) from other assets by Ps. 25,654 and iii) from Properties, plant and equipment for Ps. 131,997 for December 31, 2022 reclassifications to i) to investment properties by Ps. (31,184) ii) to other assets by Ps. (62,943) and iii) from Properties, plant and equipment for Ps. 5,536.
(3)	See note 1.1 “Discontinued operations of BAC Holding”
(4)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following is the detail of the non-current assets held for sale:

	December 31, 2024		December 31, 2023
Foreclosed assets
Vehicles	Ps.	8,144	Ps.	3,421
Other movable property		1,093		—
Residential real estate		24,361		15,070
Other real estate		40,930		35,024
	Ps.	74,528	Ps.	53,515
Assets received from leasing agreements
Vehicles		—		559
Real estate		3,666		10,373
	Ps.	3,666	Ps.	10,932
Other non-current assets held for sale
Land	Ps.	5,158	Ps.	15,534
Real estate		14,889		20,925
Other		6,973		278
	Ps.	27,020	Ps.	36,737
Total non-current assets held for sale	Ps.	105,214	Ps.	101,184

The following is the detail of the associated liabilities to assets held for sale:

	December 31, 2024		December 31, 2023
Other accounts payable	Ps.	3,544	Ps.	4,338
Provisions		—		532
Total	Ps.	3,544	Ps.	4,870

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

NOTE 14 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The detail of the investments in associates and joint ventures for the years ended December 31, 2024, and 2023 is as follows:

	December 31, 2024		December 31, 2023
Associates	Ps.	1,429,186	Ps.	1,288,641
Joint ventures		1,410		2,042
Total	Ps.	1,430,596	Ps.	1,290,683

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The following table shows the balances of each investment in associates and joint ventures as of December 31, 2024 and 2023, and Grupo Aval’s ownership interest percentage in those entities:

	December 31, 2024			December 31, 2023
	Ownership	Book		Ownership	Book
	interest	value		interest	value
Associates
Gas Natural de Lima y Callao S.A. - Cálidda	40%	Ps.	699,910	40%	Ps.	614,577
Gases del Caribe S.A. E.S.P.	31%		348,946	31%		328,661
Credibanco S.A.	25%		216,185	25%		210,399
Redeban Multicolor S.A.	20%		47,967	20%		41,562
A.C.H Colombia S.A.	34%		39,182	34%		32,580
Aerocali S.A.	50%		35,507	50%		24,389
ADL Digital Lab S.A.S.	34%		17,756	34%		12,231
Colombiana de Extrusión S.A. - Extrucol	30%		14,484	30%		14,507
Servicios de Identidad Digital S.A.S.	33%		4,911	33%		4,039
Energía Eficiente S.A.	33%		2,249	33%		3,485
Metrex S.A.	18%		2,089	18%		2,211
		Ps.	1,429,186		Ps.	1,288,641

	December 31, 2024			December 31, 2023
	Ownership	Book		Ownership	Book
	interest	value		interest	value
Joint ventures
Renting Automayor S.A.S. (1)	50%	Ps.	945	50%	Ps.	2,042
Rentek S.A.S	50%		465			—
		Ps.	1,410		Ps.	2,042
(1)	Joint businesses executed by Grupo Aval’s subsidiaries with specific purposes wherein the joint business assumes no responsibilities for business results, not requiring significant equity resources from Grupo Aval.

All of our associates and joint ventures are domiciled in Colombia, with the exception of Gas Natural de Lima y Callao S.A. – Cálidda which resides in Perú.

The main corporate purpose of Grupo Aval´s associates is described as follows:

	Associate	Corporate purpose
1	Gas Natural de Lima y Callao S.A. - Cálidda	Gas distribution
2	Gases del Caribe S.A. E.S.P.	Gas distribution
3	Credibanco S.A.	Payment processing
4	Redeban Multicolor S.A.	Payment processing
5	A.C.H Colombia S.A.	Automated clearing house
6	Aerocali S.A.	Projects in airport infrastructure
7	Colombiana de Extrusión S.A. - Extrucol	Networks and infrastructure
8	ADL Digital Lab S.A.S.	Technology or digital services
9	Servicios de Identidad Digital S.A.S.	Digital services
10	Energía Eficiente S.A.	Gas distribution
11	Metrex S.A.	Manufacturing and commercialization of industrial equipment

As of December 31, 2024, and 2023, Grupo Aval did not have contingent assets as income receivable, that arose from any contractual difference with the gas distribution concession, other than a tariff recognition. There were also no contingent liabilities for fines or sanctions imposed by the Government in the development of these concession contracts for possible contractual breaches.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

A roll-forward of investments in associates and joint ventures accounts is shown below for the years ended December 31, 2024, 2023 and 2022:

Associates

	December 31,		December 31,		December 31,
	2024		2023		2022
Balance at the beginning of the year	Ps.	1,288,641	Ps.	1,419,296	Ps.	1,170,435
Acquisitions		2,486		2,433		7,267
Participation in the profit or loss of the period		379,028		373,402		371,127
Participation in Other Comprehensive Income		15,329		(35,892)		81,730
Dividends declared		(314,504)		(363,466)		(301,895)
Entity Liquidation		—		(282)		—
Exchange difference		58,206		(106,850)		90,632
Year-end balance	Ps.	1,429,186	Ps.	1,288,641	Ps.	1,419,296

Joint ventures

	December 31,		December 31,		December 31,
	2024		2023		2022
Balance at the beginning of the year	Ps.	2,042	Ps.	4,047	Ps.	2,394
Participation in the period profit or loss		(632)		(2,005)		1,650
Acquisitions		—		—		3
Year-end balance	Ps.	1,410	Ps.	2,042	Ps.	4,047

The condensed financial information of the associates and joint ventures accounted for under the equity method is as follows:

Associates

At the time calculating the equity method, the year-end financial information of some associates was not available. Therefore, the financial information of immediately preceding month for the years 2024 and 2023 was used.

December 31, 2024

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Gas Natural de Lima y Callao S.A. - Cálidda	Ps.	6,979,152	Ps.	5,251,752	Ps.	1,727,400	Ps.	3,647,158	Ps.	3,223,946	Ps.	423,212
Gases del Caribe S.A. E.S.P.		4,578,075		3,417,111		1,160,964		3,590,647		3,213,198		377,449
Redeban Multicolor S.A.		9,622,497		9,405,167		217,330		565,481		534,150		31,331
Credibanco S.A.		443,908		165,954		277,954		410,808		377,354		33,454
A.C.H Colombia S.A.		999,582		870,224		129,358		371,014		251,664		119,350
Energía Eficiente S.A.		112,296		91,629		20,667		256,529		256,235		294
Colombiana de Extrusión S.A. - Extrucol		115,757		67,478		48,279		161,882		146,334		15,548
Aerocali S.A.		125,470		54,456		71,014		259,537		207,302		52,235
ADL Digital Lab S.A.S.		89,275		37,050		52,225		100,662		84,412		16,250
Servicios de Identidad Digital S.A.S.		31,639		17,367		14,272		145		4,478		(4,333)
Metrex S.A.		44,452		32,841		11,611		67,163		64,669		2,494

December 31, 2023

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Gas Natural de Lima y Callao S.A. - Cálidda	Ps.	6,116,364	Ps.	4,521,154	Ps.	1,595,210	Ps.	3,832,676	Ps.	3,378,051	Ps.	454,625
Gases del Caribe S.A. E.S.P.		4,066,193		2,974,633		1,091,560		3,104,261		2,730,690		373,571
Redeban Multicolor S.A.		2,101,985		1,918,782		183,203		443,196		423,438		19,758
Credibanco S.A.		431,534		180,505		251,029		329,109		293,021		36,088
A.C.H Colombia S.A.		342,153		232,328		109,825		292,592		184,168		108,424
Energía Eficiente S.A.		124,797		100,424		24,373		328,840		325,794		3,046

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Assets	Liabilities	Equity	Income	Expenses	Net income LTM
Colombiana de Extrusión S.A. - Extrucol	112,151	63,795	48,356	183,121	167,562	15,559
Aerocali S.A.	92,950	44,172	48,778	254,751	209,945	44,806
ADL Digital Lab S.A.S.	71,577	35,602	35,975	74,645	63,492	11,153
Servicios de Identidad Digital S.A.S.	50,428	22,812	27,616	857	19,694	(18,837)
Metrex S.A.	41,458	29,170	12,288	80,944	78,229	2,715

Joint Ventures

At the time calculating the equity method, the year-end financial information of joint ventures was not available. Therefore, the information of immediately preceding month for the years 2024 and 2023 was used, is presented below.

December 31, 2024

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Renting Automayor S.A.	Ps.	102,899	Ps.	101,008	Ps.	1,891	Ps.	29,928	Ps.	32,121	Ps.	(2,193)
Rentek S.A.S		29,131		28,202		929		15,453		14,524		929

December 31, 2023

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Renting Automayor S.A.	Ps.	120,113	Ps.	115,786	Ps.	4,327	Ps.	34,762	Ps.	38,774	Ps.	(4,012)

NOTE 15 – TANGIBLE ASSETS

The movement of the carrying value amounts of tangible assets for the period ended on December 31, 2024, 2023 and 2022 is as follows:

		Property, plant						Given in
		and equipment		Right-of-use		Investment		operating		Biological
		for own use (1)		assets		properties (2)		leases		assets		Total
Cost
Balance as of January 1, 2022	Ps.	10,385,357	Ps.	2,839,802	Ps.	852,935	Ps.	48,203	Ps.	154,986	Ps.	14,281,283
Increase / (decrease) due to changes in the lease variables		—		89,087		—		—		—		89,087
Purchases or capitalized expenses (3)		477,795		205,587		70,081		58,884		28,368		840,715
Withdrawals / Sales (6)		(413,817)		(152,284)		(127,753)		—		(27,583)		(721,437)
Changes in fair value		—		—		55,930		—		56,859		112,789
Revaluation of investment properties		—		—		797		—		—		797
Transfers to/from non-current assets held for sale		(9,174)		—		31,184		—		—		22,010
Loss of control in subsidiary (4)		(3,071,270)		(928,279)		—		—		—		(3,999,549)
Discontinued operations (4)		(26,314)		—		—		—		—		(26,314)
Effect of movements in exchange rates		118,393		38,353		2,282		—		—		159,028
Reclassifications		(4,467)		3,573		(4,493)		(6,287)		—		(11,674)
Balance as of December 31, 2022	Ps.	7,456,503	Ps.	2,095,839	Ps.	880,963	Ps.	100,800	Ps.	212,630	Ps.	10,746,735
Increase / (decrease) due to changes in the lease variables		—		636,227		—		—		—		636,227
Purchases or capitalized expenses (3)		561,009		236,652		56,307		30,587		26,118		910,673
Withdrawals / Sales (6)		(544,864)		(174,060)		(200,670)		(16)		(26,677)		(946,287)
Changes in fair value		—		—		84,958		—		18,601		103,559
Revaluation of investment properties		—		—		557		—		—		557
Transfers to/from non-current assets held for sale		(189,295)		—		95,593		—		—		(93,702)
Loss of control in subsidiary		(565)		—		—		—		—		(565)
Effect of movements in exchange rates		(151,520)		(39,001)		(7,079)		—		—		(197,600)
Reclassifications		(17,712)		(504,889)		(4,160)		(2,290)		—		(529,051)
Balance as of December 31, 2023	Ps.	7,113,556	Ps.	2,250,768	Ps.	906,469	Ps.	129,081	Ps.	230,672	Ps.	10,630,546
Increase / (decrease) due to changes in the lease variables		—		177,314		—		—		—		177,314
Purchases or capitalized expenses (3)		631,313		185,779		37,859		9,835		26,572		891,358
Withdrawals / Sales (6)		(421,913)		(145,986)		(85,975)		(117)		(26,494)		(680,485)
Changes in fair value		—		—		35,841		—		7,589		43,430
Revaluation of investment properties		—		—		16,935		—		—		16,935
Transfers to/from non-current assets held for sale		186		—		22,370		—		—		22,556

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Property, plant						Given in
		and equipment		Right-of-use		Investment		operating		Biological
		for own use (1)		assets		properties (2)		leases		assets		Total
Effect of movements in exchange rates		97,963		27,212		6,966		—		—		132,141
Reclassifications		(52,930)		(47,325)		32,470		(8,468)		—		(76,253)
Balance as of December 31, 2024	Ps.	7,368,175	Ps.	2,447,762	Ps.	972,935	Ps.	130,331	Ps.	238,339	Ps.	11,157,542

		Property, plant						Given in
		and equipment		Right-of-use		Investment		operating		Biological
Accumulated Depreciation:		for own use (1)		assets		properties (2)		leases		assets		Total
Balance as of January 1, 2022	Ps.	(4,225,609)	Ps.	(939,406)	Ps.	—	Ps.	(9,979)	Ps.	—	Ps.	(5,174,994)
Depreciation of the year charged against profit or loss		(308,642)		(236,587)		—		(14,646)		—		(559,875)
Withdrawals / Sales (6)		183,180		84,643		—		—		—		267,823
Transfers to/from non-current assets held for sale		3,638		—		—		—		—		3,638
Loss of control in subsidiary (4)		1,679,433		370,917		—		—		—		2,050,350
Discontinued operations (4)		(29,380)		(29,625)		—		—		—		(59,005)
Effect of movements in exchange rates		(18,418)		(10,274)		—		—		—		(28,692)
Reclassification		(5,091)		(5,913)		—		6,212		—		(4,792)
Balance as of December 31, 2022	Ps.	(2,720,889)	Ps.	(766,245)	Ps.	—	Ps.	(18,413)	Ps.	—	Ps.	(3,505,547)
Depreciation of the year charged against profit or loss		(289,999)		(248,488)		—		(18,575)		—		(557,062)
Withdrawals / Sales (6)		246,794		90,904		—		16		—		337,714
Transfers to/from non-current assets held for sale		57,298		—		—		—		—		57,298
Loss of control in subsidiary		476		—		—		—		—		476
Effect of movements in exchange rates		29,602		11,611		—		—		—		41,213
Reclassification		(3,694)		(1,593)		—		2,290		—		(2,997)
Balance as of December 31, 2023	Ps.	(2,680,412)	Ps.	(913,811)	Ps.	—	Ps.	(34,682)	Ps.	—	Ps.	(3,628,905)
Depreciation of the year charged against profit or loss		(289,540)		(276,071)		—		(22,677)		—		(588,288)
Withdrawals / Sales (6)		230,509		99,664		—		22		—		330,195
Transfers to/from non-current assets held for sale		1,007		—		—		—		—		1,007
Effect of movements in exchange rates		(20,173)		(10,006)		—		—		—		(30,179)
Reclassification		(2,171)		4,086		—		7,498		—		9,413
Balance as of December 31, 2024	Ps.	(2,760,780)	Ps.	(1,096,138)	Ps.	—	Ps.	(49,839)	Ps.	—	Ps.	(3,906,757)

		Property, plant						Given in
		and equipment		Right-of-use		Investment		operating		Biological
Impairment losses:		for own use (1)		assets		properties (2)		leases		assets		Total
Balance as of January 1, 2022	Ps.	(5,580)	Ps.	—	Ps.	—	Ps.	(156)	Ps.	—	Ps.	(5,736)
Year impairment charge		(997)		—		—		(219)		—		(1,216)
Reclassification		1,205		—		—		—		—		1,205
Balance as of December 31, 2022	Ps.	(5,372)	Ps.	—	Ps.	—	Ps.	(375)	Ps.	—	Ps.	(5,747)
Year impairment charge		31		—		—		(35)		—		(4)
Balance as of December 31, 2023	Ps.	(5,341)	Ps.	—	Ps.	—	Ps.	(410)	Ps.	—	Ps.	(5,751)
Year impairment charge		(3,988)		—		—		356		—		(3,632)
Effect of movements in exchange rates		(22)		—		—		—		—		(22)
Reclassification		2,061		—		—		—		—		2,061
Balance as of December 31, 2024	Ps.	(7,290)	Ps.	—	Ps.	—	Ps.	(54)	Ps.	—	Ps.	(7,344)

		Property, plant						Given in
		and equipment		Right-of-use		Investment		operating		Biological
Tangible assets, net:		for own use (1)		assets		properties (2)		leases		assets		Total
Balance as of December 31, 2022	Ps.	4,730,242	Ps.	1,329,594	Ps.	880,963	Ps.	82,012	Ps.	212,630	Ps.	7,235,441
Balance as of December 31, 2023	Ps.	4,427,803	Ps.	1,336,957	Ps.	906,469	Ps.	93,989	Ps.	230,672	Ps.	6,995,890
Balance as of December 31, 2024	Ps.	4,600,105	Ps.	1,351,624	Ps.	972,935	Ps.	80,438	Ps.	238,339	Ps.	7,243,441
(1)	Only assets for own use different than assets given in operating lease are included.
(2)	Cost is included at fair value. The total of purchases of investment properties, includes assets received in total or partial settlement of the payment obligations of debtors, at December 31, 2024 Ps. 37,049, other movementsPs.17; Ps. 56,144 at December 31,2023 and Ps. 64,429 at December 31, 2022.
(3)	The amount of purchases for own use assets include: (i) Capitalized expenses at December 31, 2024 for Ps. 4,250, at December 31, 2023 for Ps. 802 and at December 31, 2022 for Ps. 2,113; (ii) Dismantling cost at December 31, 2024 for Ps. 799, at December 31, 2023 for Ps. 1,723, and at December 2022 for Ps. 666; and (iii) at December 31, 2022 an amount transferred from concessions arrangements as a result of the change in the conditions of the contracts by the grantor for Ps. 14,532.
(4)	For 2022, see note 1.1. "Discontinued operations of BAC Holding" for Ps. (1,899,743), allocated as follows: Property, plant and equipment for Ps. (1,361,821) and assets for rights of use for Ps. (537,922).
(5)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.
(6)	Includes the recognition of the write-offs of the assets transferred to NEXUS Real Estate Capital Funds. As of December 31, 2024, for assets for own use, the net value of the write-offs corresponds to: Banco de Bogotá for Ps. (51,499); and for investment properties, they correspond to: as of December 31, 2024, Banco de Bogotá Ps. (4,013) and Banco Popular Ps. (1,196). As of December 31, 2023, for assets for own use, the net value of the write-offs corresponds to: Banco de Bogotá for Ps. (25,400), Banco Popular for Ps. (114,771) and Banco Av Villas for Ps. (33,053); and for investment properties, they correspond to: as of December 31, 2023, Banco de Bogotá Ps. (41,412), Banco Popular Ps. (21,459) and Banco de Occidente Ps. (6,704).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

15.1.  Property, plant and equipment for own use

The following is the detail of the balance as of December 31,2024 and 2023, for each type of property, plant and equipment for own use:

			Accumulated		Impairment		Carrying
December 31, 2024	Cost (1)		depreciation		loss		amount
Land	Ps.	758,682	Ps.	—	Ps.	(1,865)	Ps.	756,817
Buildings		1,624,279		(406,255)		(812)		1,217,212
Office equipment and accessories		645,546		(499,752)		(30)		145,764
Information technology equipment		1,521,882		(1,002,890)		(175)		518,817
Vehicles		98,918		(79,629)		—		19,289
Equipment and machinery		1,957,838		(592,451)		(4,408)		1,360,979
Warehouses		11,037		(3,391)		—		7,646
Improvements in leaseholds properties		226,588		(133,298)		—		93,290
Construction in progress		208,234		—		—		208,234
Bearer plants		315,171		(43,114)		—		272,057
Balance as of December 31, 2024	Ps.	7,368,175	Ps.	(2,760,780)	Ps.	(7,290)	Ps.	4,600,105

			Accumulated		Impairment		Carrying
December 31, 2023	Cost (1)		depreciation		loss		amount
Land	Ps.	766,013	Ps.	—	Ps.	(1,865)	Ps.	764,148
Buildings		1,703,700		(411,582)		(3,151)		1,288,967
Office equipment and accessories		628,991		(480,429)		(49)		148,513
Information technology equipment		1,465,341		(1,021,448)		(58)		443,835
Vehicles		100,840		(80,863)		—		19,977
Equipment and machinery		1,786,790		(526,930)		(218)		1,259,642
Warehouses		17,769		(6,700)		—		11,069
Improvements in leaseholds properties		202,886		(113,614)		—		89,272
Construction in progress		149,480		—		—		149,480
Bearer plants		291,746		(38,846)		—		252,900
Balance as of December 31, 2023	Ps.	7,113,556	Ps.	(2,680,412)	Ps.	(5,341)	Ps.	4,427,803

(1)   The cost of the tangible assets for own use includes borrowing costs capitalized for Ps. 12,666, at December 31, 2024 and for Ps. 9,769, at December 31, 2023 with a capitalized interest rate (weighted average) of 14.87% and 11.82% respectively.

15.2 Right-of-use assets:

The following tables shows the balance at December 31, 2024 and 2023, by type of right-of-use asset recognized as part of tangible assets:

			Accumulated		Carrying
December 31, 2024		Cost	depreciation		amount
Land	Ps.	45,789	Ps.	(8,544)	Ps.	37,245
Buildings		1,792,794		(747,684)		1,045,110
Office equipment and accessories		4,887		(4,441)		446
Information technology equipment		152,662		(104,341)		48,321
Vehicles		62,700		(39,107)		23,593
Equipment and machinery		226,216		(110,288)		115,928
Warehouses		162,714		(81,733)		80,981
Balance as of December 31, 2024	Ps.	2,447,762	Ps.	(1,096,138)	Ps.	1,351,624

			Accumulated		Carrying
December 31, 2023	Cost		depreciation		amount
Land	Ps.	41,973	Ps.	(8,473)	Ps.	33,500
Buildings		1,627,781		(600,942)		1,026,839
Office equipment and accessories		5,322		(2,400)		2,922
Information technology equipment		126,714		(81,493)		45,221
Vehicles		66,123		(35,235)		30,888
Equipment and machinery		223,434		(102,795)		120,639
Warehouses		159,421		(82,473)		76,948
Balance as of December 31, 2023	Ps.	2,250,768	Ps.	(913,811)	Ps.	1,336,957

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

15.3 Investment properties

The following is the detail of the existing investment properties, for the periods ended December 31,2024 and 2023:

			Accumulated
			adjustments		Carrying
December 31, 2024	Cost		to fair value		amount
Land	Ps.	278,186	Ps.	275,084	Ps.	553,270
Buildings		349,249		70,416		419,665
Balance as of December 31, 2024	Ps.	627,435	Ps.	345,500	Ps.	972,935

			Accumulated
			adjustments		Carrying
December 31, 2023	Cost		to fair value		amount
Land	Ps.	301,519	Ps.	184,715	Ps.	486,234
Buildings		335,770		84,465		420,235
Balance as of December 31, 2023	Ps.	637,289	Ps.	269,180	Ps.	906,469

The following amounts have been recognized in the Consolidated Statement of Income during the years ended on December 31, 2024, 2023 and 2022 in relation to investments properties:

	December 31,		December 31,		December 31,
	2024		2023		2022
Income from rents	Ps.	9,863	Ps.	9,618	Ps.	11,930
Direct operating expenses deriving from property investments which create income from rent		(1,045)		(1,294)		(919)
Direct operating expenses deriving from property investments which do not create income from rent		(11,274)		(13,733)		(6,852)
	Ps.	(2,456)	Ps.	(5,409)	Ps.	4,159

15.4 Tangible assets given in operating leases:

The following is the detail of the balance as of December 31,2024 and 2023, by type of property, plant and equipment given in operating lease:

			Accumulated		Impairment		Carrying
December 31, 2024	Cost		depreciation		loss		amount
Computing equipment	Ps.	42,980	Ps.	(26,431)	Ps.	—	Ps.	16,549
Vehicles		63,243		(15,408)		—		47,835
Mobilization equipment and machinery		24,108		(8,000)		(54)		16,054
Balance as of December 31, 2024	Ps.	130,331	Ps.	(49,839)	Ps.	(54)	Ps.	80,438

			Accumulated		Impairment		Carrying
December 31, 2023	Cost		depreciation		loss		amount
Computing equipment	Ps.	45,873	Ps.	(19,959)	Ps.	—	Ps.	25,914
Vehicles		55,009		(9,335)		—		45,674
Mobilization equipment and machinery		28,199		(5,388)		(410)		22,401
Balance as of December 31, 2023	Ps.	129,081	Ps.	(34,682)	Ps.	(410)	Ps.	93,989

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

NOTE 16 – CONCESSION ARRANGEMENTS RIGHTS

The following is the balance of the assets in concession arrangements registered in the Group as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
Financial assets at fair value	Ps.	4,181,835	Ps.	3,830,916
Financial asset at amortized cost (1)		15,078,406		13,981,904
Total financial assets in concession arrangements rights (2)	Ps.	19,260,241	Ps.	17,812,820
Intangible assets		14,314,560		13,557,267
Total assets in concession arrangements rights	Ps	33,574,801	Ps.	31,370,087
(1)	As of December 31, 2024 and 2023, the balance of the financial asset at amortized cost includes an impairment expense of Ps. (709) and Ps. (223) respectively, see note 16.1.
(2)	See note 12.1, “Contract assets”.

16.1     Financial Assets in Concession Arrangements

The following table shows the changes in financial assets in concession arrangements registered in Grupo Aval’s subsidiaries for the years ended on December 31, 2024, 2023 and 2022:

	Energy and Gas						Infrastructure
	At fair value		At amortized cost		Total		At amortized cost		Total
Balance as of January 1, 2022	Ps.	3,228,480	Ps.	—	Ps.	3,228,480	Ps.	9,853,052	Ps.	13,081,532
Additions or new concession arrangements		—		4,575		4,575		1,690,450		1,695,025
Collections during the year		—		—		—		(732,647)		(732,647)
Adjustment to fair value		278,751		—		278,751		—		278,751
Accrued interest		—		—		—		1,831,326		1,831,326
Impairment expense		—		—		—		(1,220)		(1,220)
Effect of movements in exchange rates		—		249		249		—		249
Balance as of December 31, 2022	Ps.	3,507,231	Ps.	4,824	Ps.	3,512,055	Ps.	12,640,961	Ps.	16,153,016
Additions or new concession arrangements (1)		—		118,109		118,109		877,884		995,993
Collections during the year		—		—		—		(1,144,396)		(1,144,396)
Adjustment to fair value		323,685		—		323,685		—		323,685
Accrued interest		—		—		—		1,493,115		1,493,115
Impairment expense		—		—		—		(223)		(223)
Effect of movements in exchange rates		—		(8,370)		(8,370)		—		(8,370)
Balance as of December 31, 2023	Ps.	3,830,916	Ps.	114,563	Ps.	3,945,479	Ps.	13,867,341	Ps.	17,812,820
Additions or new concession arrangements (1)		—		76,572		76,572		1,100,702		1,177,274
Collections during the year		—		(74,231)		(74,231)		(897,403)		(971,634)
Adjustment to fair value		350,919		—		350,919		—		350,919
Accrued interest		—		—		—		861,175		861,175
Impairment expense		—		—		—		(709)		(709)
Effect of movements in exchange rates		—		30,396		30,396		—		30,396
Balance as of December 31, 2024	Ps.	4,181,835	Ps.	147,300	Ps.	4,329,135	Ps.	14,931,106	Ps.	19,260,241
(1)	Includes work progress on the Covioriente and Covipacífico concessions; as of December 31, 2024 Ps. 523,216 and Ps. 541,065 respectively; as of December 31, 2023 Ps. 715,573 and Ps. 130,105 respectively and as of December 31, 2022 Ps. 1,043,138 and Ps. 621,988 respectively.

16.2     Intangible Assets in Concession Arrangements

The following table shows the movements of the main concession arrangements in Grupo Aval’s subsidiaries under intangible assets during years ended at December 31, 2024, 2023 and 2022:

Cost	Energy and Gas		Infrastructure		Total
Balance as of January 1, 2022	Ps.	5,893,832	Ps.	6,418,058	Ps.	12,311,890
Additions (1)		809,085		1,103,283		1,912,368
Reclassification to / from PPE		113		—		113
Withdrawals		(11,724)		—		(11,724)
Effect of movements in exchange rates		547,529		—		547,529
Balance as of December 31, 2022	Ps.	7,238,835	Ps.	7,521,341	Ps.	14,760,176

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Cost	Energy and Gas		Infrastructure		Total
Additions (1)		588,454		714,489		1,302,943
Reclassification to / from PPE		229		4,041		4,270
Withdrawals		(6,489)		—		(6,489)
Effect of movements in exchange rates		(712,856)		—		(712,856)
Balance as of December 31, 2023	Ps.	7,108,173	Ps.	8,239,871	Ps.	15,348,044
Additions (1)		741,423		708		742,131
Reclassification to / from PPE		244		—		244
Transfer to non-current assets held for sale		(33,400)		—		(33,400)
Withdrawals		(21,794)		—		(21,794)
Effect of movements in exchange rates		472,522		—		472,522
Balance as of December 31, 2024	Ps.	8,267,168	Ps.	8,240,579	Ps.	16,507,747

Accumulated Amortization	Energy and Gas		Infrastructure		Total
Balance as of January 1, 2022	Ps.	(1,055,525)	Ps.	(146,847)	Ps.	(1,202,372)
Amortization of the year		(253,692)		(19,016)		(272,708)
Withdrawals		835		—		835
Effect of movements in exchange rates		(30,801)		—		(30,801)
Balance as of December 31, 2022	Ps.	(1,339,183)	Ps.	(165,863)	Ps.	(1,505,046)
Amortization of the year		(277,702)		(39,385)		(317,087)
Reclassification to / from PPE		—		(2,184)		(2,184)
Withdrawals		289		—		289
Effect of movements in exchange rates		41,062		—		41,062
Balance as of December 31, 2023	Ps.	(1,575,534)	Ps.	(207,432)	Ps.	(1,782,966)
Amortization of the year		(303,951)		(93,095)		(397,046)
Reclassification to / from PPE		18		—		18
Transfer to non-current assets held for sale		26,426		—		26,426
Withdrawals		6,997		—		6,997
Effect of movements in exchange rates		(37,931)		—		(37,931)
Balance as of December 31, 2024	Ps.	(1,883,975)	Ps.	(300,527)	Ps.	(2,184,502)

Impairment loss	Energy and Gas		Infrastructure		Total
Balance as of January 1, 2022	Ps.	(7,146)	Ps.	(4,256)	Ps.	(11,402)
Period impairment charge		(665)		(357)		(1,022)
Balance as of December 31, 2022	Ps.	(7,811)	Ps.	(4,613)	Ps.	(12,424)
Period impairment charge		—		4,613		4,613
Balance as of December 31, 2023	Ps.	(7,811)	Ps.	—	Ps.	(7,811)
Period impairment charge		(874)		—		(874)
Balance as of December 31, 2024	Ps.	(8,685)	Ps.	—	Ps.	(8,685)

Total Intangible Assets	Energy and Gas		Infrastructure		Total
Balance as of January 1, 2022	Ps.	4,831,161	Ps.	6,266,955	Ps.	11,098,116
Cost		1,345,003		1,103,283		2,448,286
Amortization		(283,658)		(19,016)		(302,674)
Impairment loss		(665)		(357)		(1,022)
Balance as of December 31, 2022	Ps.	5,891,841	Ps.	7,350,865	Ps.	13,242,706
Cost		(130,662)		718,530		587,868
Amortization		(236,351)		(41,569)		(277,920)
Impairment loss		—		4,613		4,613
Balance as of December 31, 2023	Ps.	5,524,828	Ps.	8,032,439	Ps.	13,557,267
Cost		1,158,995		708		1,159,703
Amortization		(308,441)		(93,095)		(401,536)
Impairment loss		(874)		—		(874)
Balance as of December 31, 2024	Ps.	6,374,508	Ps.	7,940,052	Ps.	14,314,560
(1)	Gas and Energy, includes borrowing costs capitalized for Ps. 39,433 as of December 31, 2024; Ps. 31,672 as of December 31, 2023 and Ps. 26,134 as of December 31, 2022 with a capitalized interest rate (weighted average) of 9.84%, 12.17% and 8.98% respectively.

The following is a summary of the main concession contracts granted to Grupo Aval’s subsidiaries as of December 31, 2024:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

						Year of
Concession					Contract	construction	% Work	Concession
Owner	Recognition	Business and country	Objective	Current stage	date	start	Progress	end date
Gas and Energy
Surtigas S.A. E.S.P.	Fair value / Intangible assets	Energy and Gas Colombia	Purchase, storage, packaging and distribution of gases derived from hydrocarbons.	Operation	03/1984 to 04/1994	1984	100%	2034 to 2045
Transmetano E.S.P. S.A.	Fair value / Intangible assets	Energy and Gas Colombia	Construction, operation and maintenance of gas transportation systems.	Operation	08/1994	1996	100%	2044
Promigas S.A. E.S.P.	Fair value / Intangible assets	Energy and Gas Colombia	Purchase, sale, transportation, distribution, exploitation and exploration of natural gas, oil and hydrocarbons in general.	Operation	05/1976 to 11/1994	1976	100%	2026 to 2044
Promioriente S.A. E.S.P.	Fair value / Intangible assets	Energy and Gas Colombia	Construction, operation and maintenance of gas pipelines.	Operation	09/1995	1995	100%	2045
Gases de Occidente S.A. E.S.P.	Fair value / Intangible assets	Energy and Gas Colombia	Transportation and distribution of liquefied petroleum gas and natural gas.	Operation	08/1998	1998	100%	2047
Compañía Energética de Occidente S.A. E.S.P. (1)	Intangible assets	Energy and Gas Colombia	Administrative, operational, technical and commercial management for the provision of electrical energy.	Operation and maintenance	01/2010	2010	100%	2035
Sociedad Portuaria El Cayao S.A. E.S.P.	Intangible assets	Energy and Gas Colombia	Construction, maintenance and administration of ports.	Operation	07/2015	2015	100%	2035
Gases del Pacífico S.A.C.	Amortized cost / Intangible assets	Energy and Gas Perú	Purchase, sale, production, commercialization of energy in any of its forms.	Operation	10/2013	2015	100%	2034
Gases del Norte del Perú S.A.C.	Amortized cost / Intangible assets	Energy and Gas Perú	Construction and distribution service of natural gas.	Construction and Operation	11/2019	2020	96.83%	2051
Infrastructure
Proyectos de Infraestructura S.A.	Intangible assets	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1993	1994	100%	2033
Concesiones CCFC S.A.S.	Intangible assets	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Liquidation	06/1995	2001	100%	2024
Concesionaria Panamericana S.A.S.	Amortized cost / Intangible assets	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction, Operation and maintenance	12/1997	2009	100%	2035
Concesionaria Vial del Pacífico S.A.S.	Amortized cost	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	09/2014	2018	96.26%	2043
Concesionaria Nueva Vía del Mar S.A.S.	Amortized cost	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Preconstruction	01/2015	2024	4.11%	2044
Concesionaria Vial Andina S.A.S.	Intangible assets	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation and maintenance	06/2015	2016	100%	2054
Concesionaria Vial Del Oriente S.A.S.	Amortized cost	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	07/2015	2018	97.77%	2043

(1)  The concession has an investment commitment for the expansion, replacement and improvement of the infrastructure which as of December 2024 has an advance of 58.34%.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

NOTE 17 – GOODWILL

The detail of the balance for goodwill as of December 31, 2024, and 2023 is as follows:

	December 31, 2024		December 31, 2023
Balance at the beginning of the year	Ps.	2,202,222	Ps.	2,248,217
Impairment charge		—		(10,000)
Effect of movements in exchange rates (1)		21,386		(35,995)
Balance at the end of the year	Ps.	2,223,608	Ps.	2,202,222

(1) The foreign exchange adjustment is attributable to Multifinancial Group Inc.

The following is the detail of goodwill assigned per Cash Generating Units (CGU), representing the smallest identifiable levels which are monitored by Grupo Aval’s management and which are not greater than the business’ segments:

Goodwill carrying amount
CGU	December 31, 2024		December 31, 2023
Sociedad Administradora de Pensiones y Cesantías Porvenir S.A.	Ps.	538,231	Ps.	538,231
Banco de Bogotá S.A. over Megabanco (1)		465,905		465,905
Banco Popular S.A.		358,401		358,401
Banco de Bogotá S.A.		301,222		301,222
Promigas S.A. and Subsidiaries		169,687		169,687
Banco de Bogotá S.A. over Multi Financial Group Inc. (2)		160,612		139,226
Banco de Occidente S.A.		127,571		127,571
Concesionaria Panamericana S.A.S.		72,594		72,594
Banco de Occidente S.A. over Banco Unión (1)		22,724		22,724
Hoteles Estelar S.A.		6,661		6,661
	Ps.	2,223,608	Ps.	2,202,222

(1) Goodwill recognized as a result of mergers between Banco de Bogotá and Megabanco and Banco de Occidente and Banco Unión.

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

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser who issued his report in January, 2025, based on financial statements of Porvenir on September 30, 2024, and which was reviewed by management. The conclusion was that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 14,635,179, exceeding the book value by Ps. 11,587,030.

The following are the main assumptions used in the impairment test impairment testing on the dates listed, even though the valuation exercise includes a 13-years projection, the table shows five years because from year six onwards the projection rates do not show significant variations:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

December 31, 2024
	2025	2026	2027	2028	2029
Interest rate on investments	8.6%	6.8%	6.9%	6.9%	6.9%
Borrowing rate	5.8%	5.8%	5.8%	5.8%	5.8%
Growth in income from commissions	15.1%	22.0%	5.2%	6.9%	6.0%
Growth in expenses	9.4%	5.6%	5.2%	4.9%	4.2%
Inflation	3.0%	3.0%	3.0%	3.0%	3.0%
Discount interest rate after taxes	9.9%	8.8%	7.5%	7.9%	7.8%
Growth rate after thirteen years	3.0%

December 31, 2023
	2024	2025	2026	2027	2028
Interest rate on investments	8.3%	6.4%	6.2%	6.1%	6.0%
Borrowing rate	5.8%	5.8%	5.8%	5.8%	5.8%
Growth in income from commissions	0.8%	48.5%	3.3%	4.9%	6.1%
Growth in expenses	7.7%	12.4%	7.1%	5.4%	5.0%
Inflation	5.8%	3.5%	3.2%	3.1%	3.1%
Discount interest rate after taxes	14.2%	11.5%	10.2%	9.1%	9.1%
Growth rate after thirteen years	3.1%

A 13-years projection was made to estimate goodwill based on macroeconomic assumptions and those related to the business, as indicated in the foregoing tables, which were determined as follows:

●	Investments and borrowing rates were projected using historical data and data provided by the Company on the business.
●	The estimated increases in commissions and expenses are based on business growth and other transactions estimated by the Company.
●	The inflation rate used in the projections is based on reports from outside sources, such as Oxford Economics.
●	The growth rate used for the terminal value was 3.0%, which is the average projected inflation provided by the independent specialists.

The after-tax discount interest rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units assigned with goodwill would be Ps. 13,436,597 higher than this book value as of December, 2024 of Ps.3,048,149.

B. Cash-generating units inside Banco de Bogotá

Goodwill was generated in 2006 with the acquisition of 94.99% of the shares of Banco de Crédito y Desarrollo Social – MEGABANCO S.A. and later merged with Banco de Bogotá. This operation was authorized by the Office of the Superintendency of Finance in Resolution No. 917 dated June 2, 2006.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser who issued his report in January, 2025, based on Banco de Bogotá´s financial statements as of September 30, 2024, and which was reviewed by management. Given the merger with the acquired company, it was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 13,241,975 exceeds the book value by Ps. 6,297,072.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2024
	2025	2026	2027	2028	2029
Lending rate on the loan portfolio and investments	11.2%	10.7%	10.7%	10.8%	10.8%
Borrowing rate	5.2%	5.7%	5.8%	5.9%	6.0%
Growth in income from commissions	9.5%	13.7%	13.1%	17.7%	5.2%
Growth in expenses	10.7%	5.9%	6.7%	8.0%	7.9%
Inflation	5.3%	3.0%	3.0%	3.0%	3.0%
Discount rate after taxes	13.2%	12.1%	10.8%	11.4%	11.3%
Growth rate after five years	6.1%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

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

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables. The following is a description of that process:

●	The lending rates on loans and investments were projected based on the company and independent specialist expectations.
●	The borrowing rates were projected based on the company and independent specialist expectations.
●	Estimated growths for commissions are based on historical percentages. The commission income was estimated as a percentage of net portfolio and the commission expense was calculated as a percentage of deposits.
●	Estimated growth for expenses are based on the growth expectations of the company to support the growth of assets and the development of its operation.
●	The inflation used in the projections is based on reports from external sources such as Oxford Economics.
●	The growth rate used for the terminal value was 6.1%, which corresponds to the growth company expectation for the long term.

The after-tax discount rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units assigned with goodwill would be Ps. 12,006,417, higher than this book value as of December, 2024 of Ps. 6,944,903.

C. Banco Popular S.A.

The acquisition process of Grupo Aval's stake in Banco Popular S.A. began in December 2006 and ended in September 2011, where Grupo Aval closed with a direct participation of 93.74%.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser who issued his report in February, 2025, based on Banco Popular´s financial statements as of December 31, 2024 and which was reviewed by management. It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 4,131,229 exceeds the book value by Ps. 1,487,724.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2024
	2025	2026	2027	2028	2029
Lending rate on the loan portfolio and investments	11.5%	11.3%	11.1%	11.1%	11.2%
Borrowing rate	5.8%	4.8%	4.7%	4.6%	4.5%
Growth in expenses	7.4%	13.7%	6.8%	6.5%	6.4%
Inflation	3.5%	3.0%	3.0%	3.0%	3.0%
Discount rate after taxes	14.5%	12.4%	10.8%	11.4%	11.4%
Growth rate after five years	6.1%

December 31, 2023
	2024	2025	2026	2027	2028
Lending rate on the loan portfolio and investments	12.5%	12.3%	12.0%	11.6%	10.9%
Borrowing rate	8.2%	6.1%	5.2%	4.7%	4.1%
Growth in expenses	8.3%	(13.2)%	1.5%	7.7%	7.5%
Inflation	7.2%	3.8%	3.0%	3.0%	3.0%
Discount rate after taxes	17.3%	13.6%	12.0%	11.4%	11.6%
Growth rate after five years	6.0%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables. The following is a description of that process:

●	The lending rates on loans and investments were projected based on the company and independent specialist expectations.
●	The borrowing rates were projected based on the company and independent specialist expectations.
●	Estimated growths for commissions are based on historical percentages. The commission income was estimated as a percentage of net portfolio and the commission expense was calculated as a percentage of deposits.
●	Estimated growth for expenses are based on the growth expectations of the company to support the growth of assets and the development of its operation.
●	The inflation used in the projections is based on reports from external sources such as Oxford Economics.
●	The growth rate used for the terminal value was 6.1%, which corresponds to the growth company expectation for the long term.

The after-tax discount interest rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units assigned with goodwill would be Ps. 3,505,844, still exceeding book value as of December, 2024 of Ps. 2,643,505.

D. Banco de Bogotá S.A.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser who issued his report in February, 2025, based on Banco de Bogotá´s financial statements as of December 31, 2024 and which was reviewed by management. It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 27,840,439 exceeds the book value by Ps. 18,151,772.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2024
	2025	2026	2027	2028	2029
Lending rate on the loan portfolio and investments	10.9%	10.4%	10.5%	10.5%	10.5%
Borrowing rate	5.6%	4.7%	4.6%	4.6%	4.4%
Growth in income from commissions	9.9%	13.1%	12.5%	15.9%	6.4%
Growth in expenses	11.3%	7.0%	7.9%	9.2%	7.7%
Inflation	3.5%	3.0%	3.0%	3.0%	3.0%
Discount rate after taxes	14.5%	12.4%	10.8%	11.4%	11.4%
Growth rate after five years	6.1%

December 31, 2023
	2024	2025	2026	2027	2028
Lending rate on the loan portfolio and investments	12.9%	11.2%	10.5%	10.3%	10.1%
Borrowing rate	7.2%	5.6%	4.9%	4.7%	4.6%
Growth in income from commissions	(3.4)%	14.2%	14.3%	11.7%	11.0%
Growth in expenses	9.5%	8.7%	8.4%	6.9%	5.1%
Inflation	7.2%	3.8%	3.0%	3.0%	3.0%
Discount rate after taxes	17.3%	13.6%	12.1%	11.4%	11.7%
Growth rate after five years	6.0%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

●	The inflation used in the projections is based on reports from external sources such as Oxford Economics.
●	The growth rate used for the terminal value was 6.1%, which corresponds to the growth company expectation for the long term.

The after-tax discount rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units assigned with goodwill would be Ps. 25,304,639, still exceeding book value as of December, 2024 of Ps. 9,688,667.

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

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser who issued his report in January, 2025, based on Multi Financial Group´s financial statements as of September 30, 2024 and which was reviewed by management. It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 2,590,461 exceeds the book value by Ps. 542,784.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2024
	2025	2026	2027	2028	2029
Lending rate on the loan portfolio and investments	6.6%	6.8%	6.8%	6.9%	6.7%
Borrowing rate	4.8%	4.6%	4.6%	4.5%	4.3%
Growth in income from commissions	(0.7)%	2.4%	5.0%	4.8%	3.9%
Growth in expenses	(15.1)%	9.6%	2.6%	1.8%	1.5%
Discount rate after taxes	10.7%
Growth rate after ten years	5.5%

December 31, 2023
	2024	2025	2026	2027	2028
Lending rate on the loan portfolio and investments	6.9%	6.9%	6.9%	6.9%	6.9%
Borrowing rate	4.8%	4.4%	4.3%	4.2%	4.2%
Growth in income from commissions	(22.0)%	8.6%	12.6%	11.7%	11.9%
Growth in expenses	(1.6)%	2.1%	1.4%	2.6%	3.0%
Discount rate after taxes	11.3%
Growth rate after ten years	5.6%

The averages of the main premises used are listed in the foregoing tables. The following is a description of that process.

●	Lending rates on loans and investments were projected based on historical data and on the management expectations, considering the competitiveness of the different services in their respective markets and the growth strategies for each segment.
●	For its part, for the growth in commissions was projected considering the increase in loan portfolios; this allows promoting greater income collection through products and services such as insurance, memberships, exchange commissions, among others, as well as the implementation of new services. As well as more competitive markets over the projected timeline.
●	The future flows of funds are denominated in US dollars and are discounted at a nominal rate in US dollars, estimated as "Ke".
●	The discount rate has been estimated considering the risk profile of the market where MFH operates.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

●	To estimate the terminal value, a perpetuity has been projected based on the normalized cash flow, adjusted according to the expectations of stabilized long-term growth. This evolution is in line with the long-term average growth rate for the country's economy. In this case, an annual long-term average nominal growth rate (g) in dollars of 5.5% was considered.

The after-tax discount interest rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units assigned with goodwill would be Ps. 2,351,717, still exceeding book value as of December, 2024 of Ps. 2,047,677.

NOTE 18 – OTHER INTANGIBLE ASSETS

The following table shows the movements of the other intangible assets during years ended on December 31, 2024, 2023 and 2022:

	Internally generated				Separate
	Developing		In use		acquisition		Total
Balance as of January 1, 2022	Ps.	563,261	Ps.	378,956	Ps.	943,825	Ps.	1,886,042
Capitalizations / Acquisitions / Purchases		494,055		—		105,623		599,678
Amortization		—		(70,538)		(187,379)		(257,917)
Transfers		(252,193)		155,588		96,605		—
Withdrawals		(3,619)		(46)		(1,335)		(5,000)
Discontinued operations (1)		—		—		(23,239)		(23,239)
Reclassification BAC (2)		(13,538)		—		(177,432)		(190,970)
Effect of movements in exchange rates		1,720		—		29,844		31,564
Balance as of December 31, 2022	Ps.	789,686	Ps.	463,960	Ps.	786,512	Ps.	2,040,158
Capitalizations / Acquisitions / Purchases		629,807		—		52,889		682,696
Amortization		—		(89,949)		(187,073)		(277,022)
Transfers		(191,381)		111,365		80,016		—
Withdrawals		(11,244)		—		(1,962)		(13,206)
Arrangement of entities (3)		(14,333)		—		(459)		(14,792)
Effect of movements in exchange rates		(1,092)		—		(34,315)		(35,407)
Balance as of December 31, 2023	Ps.	1,201,443	Ps.	485,376	Ps.	695,608	Ps.	2,382,427
Capitalizations / Acquisitions / Purchases		609,682		—		45,168		654,850
Amortization		—		(112,936)		(176,355)		(289,291)
Transfers		(665,019)		431,499		233,520		—
Withdrawals		(1,494)		(3,232)		(5,046)		(9,772)
Effect of movements in exchange rates		1,002		—		19,102		20,104
Balance as of December 31, 2024	Ps.	1,145,614	Ps.	800,707	Ps.	811,997	Ps.	2,758,318

(1)	See note 1.1 “Discontinued operations of BAC Holding”.
(2)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.
(3)	Includes the sale of Peajes Electrónicos.

NOTE 19 – INCOME TAX

19.1 Components of the income tax expense:

The income tax expense for the years ended on December 31, 2024, 2023 and 2022 comprises the following:

		December 31,		December 31,		December 31,
		2024		2023		2022
Current period income tax	Ps.	998,582	Ps.	1,017,411	Ps.	822,758
Income tax surcharge		40,793		27,627		15,625
Prior years adjustments		(12,630)		(20,491)		(35,553)
Subtotal current period taxes	Ps.	1,026,745	Ps.	1,024,547	Ps.	802,830
Adjustment due to settlement of uncertain tax positions from prior years		(3,535)		(772)		(6,802)
Deferred taxes
Deferred taxes current period		(86,336)		286,824		1,467,519
Deferred taxes - Prior years adjustments		9,553		(165)		7,857
Subtotal deferred taxes	Ps.	(76,783)	Ps.	286,659	Ps.	1,475,376
Total income tax	Ps.	946,427	Ps.	1,310,434	Ps.	2,271,404

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

19.2 Reconciliation of the Nominal Tax Rate and the Effective tax Rate

The tax rules in relation to the income tax applicable during the years 2024, 2023 and 2022, among other things, establish the following:

In Colombia

●	Financial entities in Colombia that obtain taxable income more than 120,000 UVT (Unidades de Valor Tributario) during the year, determine their income tax at the income tax rate of 35% in addition a 5% surtax rate in the years 2023 and 2024, and at the income tax rate of 35% in addition a 3% surtax rate in the year 2022. The individual value of the UVT is Ps. 47,065 pesos for the year 2024, Ps. 42,412 pesos for the year 2023 and Ps. 38,004 pesos for the year 2022.
●	The income tax rate applicable to corporations continues to be 35% for the year 2025 and subsequent years and the income surtax applicable to financial institutions with taxable income equal to or greater than 120,000 UVT in the period is 5% for the years 2025, 2026 and 2027.
●	Taxable income for occasional Gains are taxed at 15% in years 2024 and 2023.
●	Gains of the entities that belong to the special free zone regime in Colombia is taxed at 20%.
●	Starting in the year 2023 and subsequent years, there is the possibility of taking as a deduction in income tax 100% of the industry and commerce tax (ICA) paid in the taxable period.
●	Starting in the year 2023 the withholding tax rate for dividends received by national companies that do not constitute income or occasional profit is 10%. This withholding will be transferable to the resident individual or to the foreign investor.
●	Dividends declared against profits of 2016 and prior years will keep the treatment in effect at that time, and those corresponding to profits obtained as of 2017 that are declared as from 2023, will be governed by the rates provided in Law 2277 of December 2022.
●	Tax loss carry forwards incurred since 2017 may be offset against company taxable income over the following twelve years. Tax loss carry forwards incurred prior to 2017 may be offset on the same terms applicable as of December 31, 2016, but they may not be fiscally readjusted.
●	The excess of presumptive income determined as from the year 2017 may be offset with the ordinary net income obtained by the companies within the following 5 years. Until 2020 presumptive income existed in Colombia and as a consequence, the excess of presumptive income generated in 2020 will be the last ones subject to compensation in the following years.
●	For the determination of income current tax as from January 1, 2017, the value of assets, liabilities, equity, income, costs and expenses, will apply the recognition and measurement systems, in accordance with the technical accounting regulatory frameworks in Colombia when the tax law expressly refers to them and in the cases in which it does not regulate the matter. The tax law may expressly provide for a different treatment.
●	By Law 2294 of 2023, the audit benefit was extended for the years 2024, 2025 and 2026 for taxpayers that increase their net income tax of the taxable year in relation to the net income tax of the immediately preceding year by at least 35% and 25%, with which the income tax return will become final within 6 or 12 months following the date of its filing, respectively.
●	With the Law of 2010 of 2019, the term of finality of the income tax return of taxpayers that determine or compensate tax losses or are subject to the transfer pricing regime, will be 5 years.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

In other countries

Grupo Aval international presence through its subsidiaries includes participation in jurisdictions such as Panama, Peru and Barbados. Subsidiaries with a local license in Panama are taxed at the rate of 25%, while companies liable for income tax in Peru are taxed at the rate of 29.5% as of 2017. In Barbados they are taxed at the rate of 4.25% starting in 2022.

Below is the detailed reconciliation between total expenses of the income tax of Grupo Aval calculated at the applicable enacted tax rate and the tax expense recognized in the statement of income for the years ended on December 31, 2024, 2023 and 2022:

		December 31,		December 31,		December 31,
		2024		2023		2022
Profit before income tax	Ps.	3,137,904	Ps.	3,487,550	Ps.	6,274,371
Enacted tax rate in Colombia		40%		40%		38%
Theoretical income tax expense		1,255,162		1,395,020		2,384,261
Nondeductible expenses		722,100		872,723		465,986
Generation (offset) of tax losses considered non recoverable for income tax purpose (1)		(140,284)		71,741		192,470
(Offset) of presumptive income considered non recoverable for income tax purpose		(518)		(23)		(7,666)
Nontaxable dividends		(59,381)		(47,242)		(40,420)
Nontaxable income under equity method in associates		(151,358)		(150,626)		(141,655)
Profit on sales or appraisal of investment		(19,997)		(5,009)		(439)
Nontaxable interest income and other income		(113,805)		(274,758)		(281,715)
Other nontaxable income		(312,417)		(182,121)		(578,592)
Non-accountable tax revenues in sale of BHI		—		114,201		543,879
Revenues taxable at different tax rate		23,593		47,139		9,218
Tax benefits in the acquisition of property and equipment		(45,247)		(32,493)		(34,018)
Tax Discounts		(8,465)		(25,086)		(80,804)
Profits (losses) in Subsidiaries in tax free countries or with different tax rate (2)		(202,994)		(246,999)		(188,701)
Effect on the deferred income tax due to changes in tax rates (3)		59,802		(176,764)		56,129
Prior year adjustments		(12,630)		(20,491)		(35,553)
Adjustments due to uncertain tax positions in previous year		(3,535)		(772)		(6,802)
Deferred taxes - Prior years adjustments		9,553		(165)		7,857
With holding tax		11,957		9,479		654
Other		(65,109)		(37,320)		7,315
Total tax expense of the year	Ps.	946,427	Ps.	1,310,434	Ps.	2,271,404
Effective income tax rate		30.16%		37.57%		36.20%

(1)    Corficolombiana and its subsidiaries used tax losses on which no deferred tax asset was recorded for Ps. (140,284) in 2024 and recorded new tax losses for Ps. 71,741 in 2023 and 192,470 in 2022. These tax loss carryforwards are not deferred tax assets because there is no certainty of their recoverability in the future.

(2)    The variation is explained because Corficolombiana consolidates companies of the real sector that are taxed at the 35% rate (no income surtax is applied), companies that have stabilized the income rate at 33% due to the validity of a legal stability contract, companies resident in Peru that are taxed at 29.5% and companies that apply special regimes such as free trade zones and hotel income. The variation is also explained by the fact that Banco Occidente consolidates its subsidiaries Nexa and Barbados at different tax rates.

(3)    In 2023 corresponds to the effect of the difference between the rate applied in the calculation of the deferred tax and the statutory rate for the period. The greatest impact is mainly recorded by Corficolombiana with Ps. (87,085), explained by the recalculation of the deferred tax liability of the concessions, Banco Popular for Ps. (57,700), explained by the calculation of the deferred tax at the 35% rate, Banco Occidente for Ps. (36,523), explained by the differences in rates of its subsidiaries Nexa and Barbados and other entities for Ps 4,544.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

19.3 Tax Losses and excess of Presumptive Income:

The following table shows the detail of the tax loss carry forward and excess of presumptive income over taxable income of the entities of Grupo Aval that have not been utilized, and which are not recognized as deferred tax assets, as of December 31, 2024, and 2023.

		December 31,		December 31,
		2024		2023
Tax loss carry forwards expiring on:
December 31, 2024		—		4,902
December 31, 2025		2,075		2,179
December 31, 2026		5,715		5,908
December 31, 2027		1,290		—
December 31, 2029		66,673		173,448
December 31, 2030		274,281		289,982
December 31, 2031		213,111		248,444
December 31, 2032		1,066		169,572
December 31, 2033		9,962		37,969
December 31, 2034		236,661		262,578
December 31, 2035		343,339		383,897
December 31, 2036		27,314		—
Without expiration date		427,839		414,318
Subtotal	Ps.	1,609,326	Ps.	1,993,197

Excess of presumptive income expiring on:
December 31, 2024		—		26,883
December 31, 2025		484		7,642
Subtotal	Ps.	484	Ps.	34,525
Total	Ps.	1,609,810	Ps.	2,027,722

19.4 Deferred Taxes from Investments in Subsidiaries:

According with IAS 12, Grupo Aval did not record deferred income tax liabilities related to temporary differences of investments in subsidiaries because: i) Grupo Aval has control over the subsidiaries and the dividend policy of its subsidiaries and it can decide about the reversal of such temporary differences; and ii) Grupo Aval does not expect their realization in the short term; therefore, it is probable that such temporary differences will not be reversed in the foreseeable future. As of December 31, 2024 and 2023, Grupo Aval did not record deferred tax liabilities related to taxable temporary differences of investments in subsidiaries of Ps. 7,653,035 and Ps. 8,955,318, respectively.

19.5 Deferred taxes by Type of Temporary Difference:

The differences between the carrying value of the assets and liabilities and their tax bases give rise to the following temporary differences which result in deferred taxes, calculated and recorded in the years ended on December 31, 2024, 2023 and 2022, based on current tax regulations as references for the years wherein such temporary differences will be reverted.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2024

	Balance as of		Credited		Credited		Foreign exchange		Balance as of
	January 1,		(charged) to		(charged) to		adjustments		December 31,
	2024		profit or loss		OCI				2024
Deferred tax assets
Debt securities at fair value	Ps.	271,644	Ps.	83,897	Ps.	13,297	Ps.	8,252	Ps.	377,090
Equity securities		1,410		437		35		—		1,882
Derivative instruments		1,139,921		(510,077)		33,956		1,756		665,556
Accounts receivable		90,066		(53,153)		—		—		36,913
Allowance for accounts receivable		9,847		9,689		—		167		19,703
Loans and receivables		4,570		113,017		—		—		117,587
Allowance for impairment on loans and receivables		219,275		11,173		—		25,256		255,704
Allowance for foreclosed assets		4,480		559		—		(276)		4,763
Property, plant and equipment costs		470,487		57,088		—		1,682		529,257
Depreciation of property, plant and equipment		23,510		7,920		—		13		31,443
Other intangible assets		299,433		3,927		—		(1,449)		301,911
Tax losses carry forward		1,055,380		186,664		—		(986)		1,241,058
Surplus of presumptive income		2,306		(1,688)		—		—		618
Provisions		335,594		260		—		—		335,854
Employee benefits		61,705		(300)		3,532		8,507		73,444
Intangible assets in concession contracts		1,242,841		285,849		—		—		1,528,690
Biological assets		150		(92)		—		—		58
Lease agreements		619,451		137,479		—		(72,342)		684,588
Foreign currency bonds		527,394		194,964		182,925		—		905,283
Foreign currency financial liabilities		—		22,851		25,402		—		48,253
Other		263,357		104,146		226		344		368,073
Subtotal	Ps.	6,642,821	Ps.	654,610	Ps.	259,373	Ps.	(29,076)	Ps.	7,527,728

Deferred tax liabilities
Debt securities at fair value	Ps.	(14,510)	Ps.	3,311	Ps.	4,016	Ps.	(3,443)	Ps.	(10,626)
Equity securities		(202,181)		(1,464)		6,176		(4,540)		(202,009)
Derivative instruments		(655,317)		19,262		(23,441)		(1,757)		(661,253)
Accounts receivable		(32,329)		(1,156)		—		—		(33,485)
Allowance of investments securities		(422)		(66)		—		—		(488)
Loans and receivables		(24,833)		(11,584)		—		—		(36,417)
Allowance for impairment on loans and receivables		(656,156)		24,028		—		(8,277)		(640,405)
Foreclosed assets		(49,526)		6,583		—		—		(42,943)
Property plant and equipment costs		(226,618)		(38,081)		75		(3,584)		(268,208)
Depreciation of property, plant and equipment		(489,096)		(88,955)		—		3,510		(574,541)
Investment property		(46,134)		(5,318)		(6,774)		(81)		(58,307)
Right-of-use		(276,424)		(489,048)		—		63,677		(701,795)
Deferred charges and of intangible assets		(417,780)		17,449		—		(6,623)		(406,954)
Provisions		(3,660)		372		—		(234)		(3,522)
Employee benefits		(447)		(1,852)		1,351		(122)		(1,070)
Goodwill		(326,661)		—		—		—		(326,661)
Deferred Income		(1,308,952)		(307,484)		—		—		(1,616,436)
Financial assets in concession arrangements		(204,636)		(10,103)		—		—		(214,739)
Intangible assets in concession arrangements		(5,175,297)		(256,684)		—		(33,478)		(5,465,459)
Biological assets		(68,751)		7,554		—		—		(61,197)
Lease agreements		(381,618)		375,745		—		—		(5,873)
Foreign currency financial liabilities		(267,090)		233,056		—		—		(34,034)
Other		(80,111)		(53,392)		(14,585)		(1,481)		(149,569)
Subtotal	Ps.	(10,908,549)	Ps.	(577,827)	Ps.	(33,182)	Ps.	3,567	Ps.	(11,515,991)
Total	Ps.	(4,265,728)	Ps.	76,783	Ps.	226,191	Ps.	(25,509)	Ps.	(3,988,263)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2023

		Balance as of		Credited		Credited		Foreign		Balance as of
		January 1,		(charged) to		(charged) to		exchange		December 31,
		2023		profit or loss		OCI		adjustments		2023
Deferred tax assets
Debt securities at fair value	Ps.	857,505	Ps.	(64,839)	Ps.	(520,770)	Ps.	(252)	Ps.	271,644
Equity securities		165		1,245		—		—		1,410
Derivative instruments		452,394		674,733		9,793		3,001		1,139,921
Allowance of investments securities		1,468		(1,468)		—		—		—
Accounts receivable		258,765		(168,647)		—		(52)		90,066
Allowance for accounts receivable		80,839		(71,334)		—		342		9,847
Loans and receivables		905		3,674		—		(9)		4,570
Allowance for impairment on loans and receivables		292,841		(33,103)		—		(40,463)		219,275
Allowance for foreclosed assets		8,750		(3,216)		—		(1,054)		4,480
Property, plant and equipment costs		349,485		121,098		—		(96)		470,487
Depreciation of property, plant and equipment		18,018		(39,387)		—		44,879		23,510
Investment property		31,061		(31,061)		—		—		—
Other intangible assets		237,436		61,968		—		29		299,433
Tax losses carry forward		272,020		778,311		—		5,049		1,055,380
Surplus of presumptive income		18,350		(16,044)		—		—		2,306
Provisions		326,889		23,237		—		(14,532)		335,594
Employee benefits		73,732		(25,676)		14,386		(737)		61,705
Intangible assets in concession contracts		1,585,925		(333,025)		—		(10,059)		1,242,841
Biological assets		167		(17)		—		—		150
Lease agreements		619,032		16,044		—		(15,625)		619,451
Foreign currency bonds		1,421,540		(620,538)		(273,608)		—		527,394
Foreign currency financial liabilities		365,565		(365,565)		—		—		—
Other		396,367		(71,664)		(89,171)		27,825		263,357
Subtotal	Ps.	7,669,219	Ps.	(165,274)	Ps.	(859,370)	Ps.	(1,754)	Ps.	6,642,821

Deferred tax liabilities
Debt securities at fair value	Ps.	(3,568)	Ps.	(5,673)	Ps.	(5,346)	Ps.	77	Ps.	(14,510)
Equity securities		(172,559)		(32,989)		3,542		(175)		(202,181)
Derivative instruments		(663,726)		8,847		—		(438)		(655,317)
Accounts receivable		(257,754)		225,450		—		(25)		(32,329)
Allowance of investments securities		(2,577)		2,155		—		—		(422)
Loans and receivables		(37,469)		12,636		—		—		(24,833)
Allowance for impairment on loans and receivables		(700,024)		29,937		—		13,931		(656,156)
Foreclosed assets		(75,396)		25,870		—		—		(49,526)
Property plant and equipment costs		(234,385)		4,968		1,051		1,748		(226,618)
Depreciation of property, plant and equipment		(462,695)		(27,481)		—		1,080		(489,096)
Investment property		(97,608)		51,362		—		112		(46,134)
Right-of-use		(314,062)		35,513		—		2,125		(276,424)
Deferred charges and of intangible assets		(326,052)		(94,613)		—		2,885		(417,780)
Provisions		(3,474)		(619)		—		433		(3,660)
Employee benefits		(24,321)		23,050		710		114		(447)
Goodwill		(326,661)		—		—		—		(326,661)
Deferred Income		(1,027,577)		(281,375)		—		—		(1,308,952)
Financial assets in concession arrangements		(197,679)		(6,957)		—		—		(204,636)
Intangible assets in concession arrangements		(5,348,922)		140,818		—		32,807		(5,175,297)
Biological assets		(63,378)		(5,373)		—		—		(68,751)
Lease agreements		(346,541)		(35,077)		—		—		(381,618)
Foreign currency financial liabilities		—		(312,319)		45,229		—		(267,090)
Other		(194,243)		120,485		33		(6,386)		(80,111)
Subtotal	Ps.	(10,880,671)	Ps.	(121,385)	Ps.	45,219	Ps.	48,288	Ps.	(10,908,549)
Total	Ps.	(3,211,452)	Ps.	(286,659)	Ps.	(814,151)	Ps.	46,534	Ps.	(4,265,728)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2022

		Balance as of						Credited		Credited		Foreign		Balance as of
		January 1,		Loss of control		Discontinued		(charged) to		(charged) to		exchange		December 31,
		2022		in a Subsidiary (1)		operations (1)		profit or loss		OCI		adjustments		2022
Deferred tax assets
Debt securities at fair value	Ps.	385,338	Ps.	(73,729)	Ps.	6,567	Ps.	4,195	Ps.	537,052	Ps.	(1,918)	Ps.	857,505
Equity securities		1,028		—		—		(4,371)		3,508		—		165
Derivative instruments		699,311		818,130		—		(296,033)		(768,615)		(399)		452,394
Allowance of investments securities		1,155		—		—		313		—		—		1,468
Accounts receivable		146,496		—		—		111,687		—		582		258,765
Allowance for accounts receivable		59,604		—		—		20,489		—		746		80,839
Loans and receivables		1,157		—		—		(252)		—		—		905
Allowance for impairment on loans and receivables		562,730		(303,273)		2,425		(3,091)		18,952		15,098		292,841
Allowance for foreclosed assets		21,082		(13,173)		556		(170)		—		455		8,750
Property, plant and equipment costs		339,049		—		—		(30,500)		—		40,936		349,485
Depreciation of property, plant and equipment		34,614		—		—		(16,022)		—		(574)		18,018
Investment property		30,021		—		—		1,323		(283)		—		31,061
Other intangible assets		243,170		—		—		(5,734)		—		—		237,436
Tax losses carry forward		117,025		—		—		142,435		—		12,560		272,020
Surplus of presumptive income		4,351		—		—		13,876		—		123		18,350
Provisions		324,063		(28,108)		(1,779)		32,570		—		143		326,889
Employee benefits		102,662		(11,440)		(1,736)		15,523		(29,818)		(1,459)		73,732
Intangible assets in concession contracts		1,368,490		—		—		217,435		—		—		1,585,925
Biological assets		101		—		—		66		—		—		167
Lease agreements		693,388		(151,767)		(2,301)		83,544		—		(3,832)		619,032
Foreign currency bonds		720,109		1,005,896		—		378,971		(683,436)		—		1,421,540
Foreign currency financial liabilities		83,072		—		—		282,493		—		—		365,565
Other		233,775		—		—		137,533		21,482		3,577		396,367
Subtotal	Ps.	6,171,791	Ps.	1,242,536	Ps.	3,732	Ps.	1,086,280	Ps.	(901,158)	Ps.	66,038	Ps.	7,669,219

Deferred tax liabilities
Debt securities at fair value	Ps.	(73,895)	Ps.	103,081	Ps.	(7,060)	Ps.	(24,749)	Ps.	22	Ps.	(967)	Ps.	(3,568)
Equity securities		(253,422)		135,876		5,910		(26,573)		(42,746)		8,396		(172,559)
Derivative instruments		(32,668)		—		—		(631,300)		286		(44)		(663,726)
Accounts receivable		(177,642)		—		—		(80,114)		—		2		(257,754)
Allowance of investments securities		(1,421)		—		(7,772)		6,616		—		—		(2,577)
Loans and receivables		(29,531)		—		—		(7,938)		—		—		(37,469)
Allowance for impairment on loans and receivables		(612,925)		112,665		—		(199,764)		—		—		(700,024)
Foreclosed assets		(65,167)		—		—		(10,229)		—		—		(75,396)
Provision for foreclosed assets		(16,521)		12,817		2,619		1		—		1,084		—
Property plant and equipment costs		(283,593)		60,039		1,942		(10,472)		—		(2,301)		(234,385)
Depreciation of property, plant and equipment		(410,226)		—		—		(49,811)		—		(2,658)		(462,695)
Investment property		(96,342)		—		—		(330)		(863)		(73)		(97,608)
Right-of-use		(437,169)		133,232		1,586		(19,367)		—		7,656		(314,062)
Deferred charges and of intangible assets		(320,906)		315		(3)		(1,838)		—		(3,620)		(326,052)
Provisions		(16,542)		11,252		1,231		1,315		—		(730)		(3,474)
Employee benefits		(41,367)		39,124		(1,578)		(22,395)		(550)		2,445		(24,321)
Goodwill		(327,070)		—		—		409		—		—		(326,661)
Deferred Income		(917,159)		—		—		(110,418)		—		—		(1,027,577)
Financial assets in concession arrangements		(175,332)		—		—		31,036		—		(53,383)		(197,679)
Intangible assets in concession arrangements		(3,994,977)		—		—		(1,292,165)		—		(61,780)		(5,348,922)
Biological assets		(45,827)		—		—		(17,551)		—		—		(63,378)
Lease agreements		(317,539)		—		—		(28,992)		—		(10)		(346,541)
Other		(91,651)		(26,045)		(3,680)		(67,027)		(10,521)		4,681		(194,243)
Subtotal	Ps.	(8,738,892)	Ps.	582,356	Ps.	(6,805)	Ps.	(2,561,656)	Ps.	(54,372)	Ps.	(101,302)	Ps.	(10,880,671)
Total	Ps.	(2,567,101)	Ps.	1,824,892	Ps.	(3,073)	Ps.	(1,475,376)	Ps.	(955,530)	Ps.	(35,264)	Ps.	(3,211,452)

(1)	See note 1.1 “Discontinued operations of BAC Holding”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Grupo Aval offsets deferred tax assets and liabilities by entity and tax authority, considering the application of the tax provisions in Colombia and other countries where some subsidiaries have residence, in which the legal right to offset tax assets and liabilities and other requirements in IAS 12, according to the following breakdown:

	Gross Deferred tax					Balances on Statement
December 31, 2024	amounts		Offset			of financial position
Deferred tax asset	Ps.	7,527,728	Ps.	(5,899,527)	Ps.	1,628,201
Deferred tax liability		(11,515,991)		5,899,527		(5,616,464)
Net	Ps.	(3,988,263)	Ps.	—	Ps.	(3,988,263)

	Gross Deferred tax					Balances on Statement
December 31, 2023	amounts		Offset			of financial position
Deferred tax asset	Ps.	6,642,821	Ps.	(5,361,909)	Ps.	1,280,912
Deferred tax liability		(10,908,549)		5,361,909		(5,546,640)
Net	Ps.	(4,265,728)	Ps.	—	Ps.	(4,265,728)

Grupo Aval estimates to recover its income tax assets and settle its income tax liabilities as shown below:

Deferred tax		December 31, 2024		December 31, 2023
Deferred tax asset recoverable before 12 months	Ps.	1,238,172	Ps.	1,720,235
Deferred tax asset recoverable after 12 months		6,289,556		4,922,586
Total Deferred tax asset	Ps.	7,527,728	Ps.	6,642,821

Deferred tax liability to settle before 12 months	Ps.	(1,082,965)	Ps.	(999,487)
Deferred tax liability to settle after 12 months		(10,433,026)		(9,909,062)
Total Deferred tax liability	Ps.	(11,515,991)	Ps.	(10,908,549)

Total Deferred tax Net	Ps.	(3,988,263)	Ps.	(4,265,728)

Grupo Aval estimates to recover current tax assets and current tax liabilities as follows:

Current tax		December 31, 2024		December 31, 2023
Current tax asset recoverable before 12 months	Ps.	2,362,257	Ps.	2,388,441
Current tax asset recoverable after 12 months		787,645		208,396
Total Current tax asset	Ps.	3,149,902	Ps.	2,596,837

Current tax liability to settle before 12 months	Ps.	(247,502)	Ps.	(268,347)
Current tax liability to settle after 12 months		—		—
Total Current tax liability	Ps.	(247,502)	Ps.	(268,347)

19.6     Effect of the current and deferred taxes in each component of other comprehensive income in equity:

The effects of the current and deferred taxes in each component of other comprehensive income are detailed below:

	December 31, 2024
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income			Net (1)
Hedged Items (2)	Ps.	514,713	Ps.	—	Ps.	(1,988)	Ps.	512,725
Hedging non-derivative instrument		(500,007)		—		176,097		(323,910)
Cash Flow hedging (3)		55,081		—		45,697		100,778
Foreign currency translation differences for foreign operations		247,019		—		(17,298)		229,721
Debt financial instruments		(112,692)		—		36,715		(75,977)
Investment in associates and join ventures		15,329		—		(548)		14,781
Subtotal Items that will be reclassified to profit or loss	Ps.	219,443	Ps.	—	Ps.	238,675	Ps.	458,118

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property	Ps.	16,741	Ps.	—	Ps.	(6,699)	Ps.	10,042
Unrealized gains (losses) on equity securities		301,497		—		(10,668)		290,829
Actuarial gains (losses) from defined benefit pension plans		(17,739)		—		4,883		(12,856)
Subtotal Items that will not be reclassified to profit or loss	Ps.	300,499	Ps.	—	Ps.	(12,484)	Ps.	288,015
Total “other comprehensive income” during the period	Ps.	519,942	Ps.	—	Ps.	226,191	Ps.	746,133

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

(3) See note 10.2 "Cash flow hedges". The effect of changes in the fair value of the account receivable of Ps. 184,902 which is part of the tax basis is not deferred tax.

	December 31, 2023
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net (1)
Hedged Items (2)	Ps.	(797,514)	Ps.	—	Ps.	3,972	Ps.	(793,542)
Hedging derivatives in foreign currency		—		919		(2,930)		(2,011)
Hedging non-derivative instrument		760,997		—		(266,321)		494,676
Cash Flow hedging (3)		(35,923)		—		(83,357)		(119,280)
Foreign currency translation differences for foreign operations		(409,671)		—		44,884		(364,787)
Debt financial instruments		1,795,666		—		(517,560)		1,278,106
Investment in associates and join ventures		(35,892)		—		1,660		(34,232)
Subtotal Items that will be reclassified to profit or loss	Ps.	1,277,663	Ps.	919	Ps.	(819,652)	Ps.	458,930

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property	Ps.	(1,963)	Ps.	—	Ps.	1,051	Ps.	(912)
Unrealized gains (losses) on equity securities		156,383		—		(10,646)		145,737
Actuarial gains (losses) from defined benefit pension plans		(56,324)		—		15,096		(41,228)
Subtotal Items that will not be reclassified to profit or loss	Ps.	98,096	Ps.	—	Ps.	5,501	Ps.	103,597
Total “other comprehensive income” during the period	Ps.	1,375,759	Ps.	919	Ps.	(814,151)	Ps.	562,527

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

(3) See note 10.2 "Cash flow hedges". The effect of changes in the fair value of the account receivable of Ps. (258,982) which is part of the tax basis is not deferred tax.

	December 31, 2022
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net (1)
Hedged Items (2)	Ps.	(6,675,329)	Ps.	—	Ps.	(3,264)	Ps.	(6,678,593)
Hedging derivatives in foreign currency		4,051,499		(700,522)		(818,130)		2,532,847
Hedging non-derivative instrument		2,549,821		(337,996)		(586,846)		1,624,979
Cash Flow hedging		(2,396)		—		2,543		147
Foreign currency translation differences for foreign operations		1,356,213		—		(24,593)		1,331,620
Debt financial instruments		(2,187,495)		—		545,791		(1,641,704)
Investment in associates and joint ventures		81,730		—		(3,054)		78,676
Subtotal Items that will be reclassified to profit or loss	Ps.	(825,957)	Ps.	(1,038,518)	Ps.	(887,553)	Ps.	(2,752,028)

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property	Ps.	461	Ps.	—	Ps.	(1,146)	Ps.	(685)
Unrealized gains (losses) on equity financial securities		(439,150)		—		(36,462)		(475,612)
Actuarial gains (losses) from defined benefit pension plans		95,819		—		(30,369)		65,450
Subtotal Items that will not be reclassified to profit or loss	Ps.	(342,870)	Ps.	—	Ps.	(67,977)	Ps.	(410,847)
Total “other comprehensive income” during the period	Ps.	(1,168,827)	Ps.	(1,038,518)	Ps.	(955,530)	Ps.	(3,162,875)

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

19.7 Uncertainties in Open Tax Positions

As of December 31, 2024, Grupo Aval did not recognize liabilities for tax uncertainty. As of December 31, 2023, Grupo Aval recognized liabilities for tax uncertainty of Ps. 3,535. The uncertain tax positions corresponding to expenses, considered deductible, and which, according to decisions of the tax authorities, could be considered as non-deductible.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

19.8  Withholdings tax on dividends paid between entities

Decree 1457 of November 12, 2020, regulates the articles 242, 242-1, 245, 26-1 y 895 of Colombian Tax Code. This Decree specifies the rules for the application of the special rate for dividends and participations, together with the procedures for the application of withholding tax (¨WHT"). This WHT at the source is paid by the withholding agent in the period in which it is applied. The WHT on distributions made to entities, which is treated as a tax credit deducted at source when a subsequent distribution is made by the entity to an individual. In essence, the tax credit resulting from the WHT is awarded to the ultimate beneficiary (which will not be a Colombian corporation), not to the entity receiving the dividend in the first place. When the entity first receives the distribution, it accounts for the WHT in equity, as a reduction in dividends payable to individuals in accordance with paragraph 65A of IAS 12. Grupo Aval recorded WHT for Ps. (15,885) and Ps. (164) during years 2024 and 2023, respectively. The figure of transferable withholdings applies to Colombian companies.

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

Grupo Aval is a company whose financial statements are subject to consolidation in Colombia. The paragraph 6 of article 240 of the Tax Statute of Colombia incorporate the calculation of the Group Minimum Tax Rate (TTDG) whose result for the year 2024 is higher than the 15% established by Law as the minimum tax base, therefore, it does not give rise to the calculation and recognition of the tax to be added to the Group's income tax.

NOTE 20 – CUSTOMER DEPOSITS

20.1  Detail of the composition of the deposits

The following is the detail of the balances of the deposits received from Grupo Aval´s customer and subsidiaries in development of their deposit collection operations as of December 31, 2024 and 2023:

Detail	December 31, 2024		December 31, 2023

Demand
Checking accounts	Ps.	24,579,536	Ps.	23,809,859
Savings accounts		79,614,904		71,149,883
Other funds on demand		347,910		430,194
	Ps	104,542,350	Ps.	95,389,936

Term deposits
Fixed term deposit certificates (1)		96,329,827		86,597,460
Total deposits	Ps.	200,872,177	Ps.	181,987,396

Per currency
In Colombian Pesos	Ps.	168,771,838	Ps.	154,916,985
In foreign currency		32,100,339		27,070,411
Total per currency	Ps.	200,872,177	Ps.	181,987,396
(1)	The amount of term deposits due over 12 months as December 31, 2024 is Ps. 16,764,038 and December 31, 2023 is Ps. 19,732,877.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

20.2 Detail of the effective interest rates

The following is a summary of the effective interest rates which are accrued on customer deposits is as follows:

December 31, 2024
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.17%	9.35%	0.03%	5.60%
Saving accounts	0.01%	13.78%	0.05%	5.00%
Fixed term deposit certificates	0.05%	23.52%	0.30%	9.00%

December 31, 2023
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.11%	13.40%	0.25%	5.30%
Saving accounts	0.01%	16.13%	0.25%	5.30%
Fixed term deposit certificates	0.05%	23.52%	0.45%	8.46%

20.3 Detail of the concentration of deposits received from customers per economic sector

	December 31, 2024			December 31, 2023
	Amount		%	Amount		%
Financial	Ps.	36,117,236	18.0%	Ps.	33,873,473	18.6%
Individuals		31,559,768	15.7%		27,986,764	15.4%
Government and Colombian Government entities		26,875,424	13.4%		25,696,069	14.1%
Financial and insurance activities		19,700,240	9.8%		21,194,553	11.6%
Services		19,280,845	9.6%		17,303,980	9.5%
Insurance		14,226,539	7.1%		10,619,085	5.8%
Commerce		12,680,110	6.3%		10,390,440	5.7%
Real Estate		3,418,132	1.7%		9,252,682	5.1%
Manufacturing		3,056,218	1.5%		3,753,556	2.1%
Education		1,793,395	0.9%		1,794,592	1.0%
Agriculture and livestock		1,556,711	0.8%		2,210,914	1.2%
Exploitation of mines and quarries		1,226,516	0.6%		1,071,957	0.6%
Foreign Governments		867,311	0.4%		269,659	0.1%
Colombian Municipalities		604,265	0.3%		635,410	0.3%
Artistic, entertainment and recreation activities		454,909	0.2%		316,956	0.2%
Transport		287,384	0.1%		1,523,858	0.8%
Telecommunications		217,656	0.1%		234,786	0.1%
Tourism		83,289	0.1%		86,661	0.1%
Other		26,866,229	13.4%		13,772,001	7.7%
Total	Ps.	200,872,177	100%	Ps.	181,987,396	100%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

NOTE 21 – FINANCIAL OBLIGATIONS

21.1 Financial obligations other than issued bonds

a)	Financial obligations interbank borrowings and overnight funds

The following is the detail of the financial obligations obtained by Grupo Aval and subsidiaries as of December 31, 2024 and 2023 to finance their operations:

	December		December
	31, 2024		31, 2023

Local Currency
Interbank funds
Overnight funds	Ps.	41,570	Ps.	24,539
Interbank funds purchased		781,409		671,542
Commitments to transfer open and closed repo operations		9,898,971		3,746,752
Commitments to transfer simultaneous operations		5,648,747		9,158,585
Commitments originated in short positions simultaneous operations		1,093,006		1,093,314
Temporary securities transfer operations		2		—
Total interbank funds	Ps.	17,463,705	Ps.	14,694,732

Foreign currency
Interbank funds
Overnight funds		—		14,241
Commitments to transfer open and closed repo operations		1,046,064		372,947
Total interbank funds	Ps.	1,046,064	Ps.	387,188
Total interbank borrowings and overnight funds	Ps.	18,509,769	Ps.	15,081,920

The amount of obligations under money market transactions, associated with simultaneous and repo operations as of December 31, 2024 is Ps. 5,648,747, which are guaranteed by investments of Ps. 17,040,358; and as of December 31, 2023 is Ps. 9,158,585, which are guaranteed by investments of Ps. 16,874,942.

b)	Financial obligations borrowings from banks and others

The following is the detail of the borrowings obtained by Grupo Aval and subsidiaries as of December 31, 2024 and 2023:

c
	December		December
	31, 2024		31, 2023

Local Currency
Borrowings from banks and others
Borrowings		3,619,457		3,605,693
Leases contracts		1,794,416		1,793,568
Financiera de Desarrollo Territorial “FINDETER” (1)		2,518,426		2,194,515
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO” (1)		984,179		1,482,091
Banco de Comercio Exterior - “BANCOLDEX” (1)		528,363		1,121,416
Overdrafts in bank checking account		305		13
Other financial obligations		9,457		237,129
Total borrowings from banks and others	Ps.	9,454,603	Ps.	10,434,425

Foreign currency
Borrowings from banks and others
Borrowings		14,014,948		12,077,906
Leases contracts		1,071,851		998,180
Andean Development Corporation (Corporación Andina de Fomento)		532,140		—
Banco de Comercio Exterior - “BANCOLDEX” (1)		6,333		15,111
Letters of credit		1,566,346		1,026,404
Bankers acceptances		1,451,938		2,479,567
Total borrowings from banks and others	Ps.	18,643,556	Ps.	16,597,168
Total borrowings from banks and others	Ps.	28,098,159	Ps.	27,031,593

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

(1)	The Colombian Government has established certain credit programs for promoting the development of specific sectors of the economy, including foreign trade, agriculture, tourism, housing construction and other industries.

The amount of financial obligations with development entities as of December 31, 2024 is Ps. 4,037,301 and as of December 31, 2023 is Ps. 4,813,133.

The amount of borrowings from banks and others due over 12 months as of December 31, 2024 is Ps. 9,820,699 and as of December 31, 2023 is Ps. 11,586,737.

The amount of borrowings from development entities due over 12 months as of December 31, 2024 is Ps. 3,829,301, and as of December 31, 2023 is Ps. 4,083,085.

21.2 Financial obligations from issued bonds

Grupo Aval and some of its subsidiaries have been authorized by the Superintendency of Finance and by the applicable regulatory entities in other jurisdictions to issue either bonds or general guarantee bonds. The bonds issued by Grupo Aval and subsidiaries are non-guaranteed and represent exclusively the obligations of each of the issuers.

The detail of issued bonds as of December 31, 2024 and 2023, by issuance date and maturity date is as follows:

		December		December
Issuer	Issue Date (*)	31, 2024		31, 2023		Maturity Date (*)	Interest Rate (*)
Local Currency
Banco Av. Villas S.A. (1)	23/02/2021	Ps.	87,020	Ps.	296,689	23/02/2026	CPI + 1.36%
Banco de Bogotá S.A. (2)	Between 24/09/2020 and 25/07/2024		1,088,630		791,579	Between 24/09/2025 and 25/07/2028	CPI + 1.16%; and Fix Between 4.75% and 10.45%
Banco de Occidente S.A. (3)	Between 09/08/2012 and 20/08/2020		1,876,405		2,121,344	Between 30/01/2025 and 14/12/2032	CPI + 2.37% to 4.65%
Corporación Financiera Colombiana S.A. (4)	Between 11/12/2012 and 19/12/2024		3,871,660		3,205,530	Between 23/01/2025 and 19/11/2045	CPI + 1.58% to 6.30%; IBR + 3.75% and Fix 3.77%
Banco Popular S.A. (5)	Between 12/10/2016 and 10/03/2022		1,370,950		2,002,987	Between 04/02/2025 and 10/03/2027	CPI + 2.58% to 4.13% and Fix Between 6.12% and 10.20%
Grupo Aval Acciones y Valores S.A. (6)	Between 24/11/2016 and 12/12/2024		1,177,903		1,136,702	Between 24/11/2026 and 28/06/2042	CPI + 3.69% to 6.16% and Fix 10.08%
Local Currency Total		Ps.	9,472,568	Ps.	9,554,831

Foreign Currency
Banco de Bogotá S.A. Under rule 144A.	Between 12/05/2016 and 24/03/2023	Ps.	7,720,126	Ps.	6,750,155	Between 12/05/2026 and 24/03/2033	Fix Between 4.38% to 6.25% and SOFR6 3.75%
MFH (7)	Between 04/02/2020 and 21/06/2024		1,596,005		1,377,782	Between 04/02/2025 and 28/12/2033	Fix Between 3.00% to 7.75%
Banco Bogotá and MFH Total		Ps.	9,316,131	Ps.	8,127,937
Grupo Aval Limited	4/02/2020		4,428,224		3,834,985	4/02/2030	Fix 4.38%
Promigas S.A. and Gases del Pacífico S.A.C. Under rule 144A.	Between 16/10/2019 and 22/10/2020		2,207,133		1,910,073	Between 16/10/2029 and 22/10/2029	Fix 3.75%
Banco de Occidente S.A. (8)	13/05/2024		791,791		—	13/08/2034	Fix 10.88%
Foreign Currency Total		Ps.	16,743,279	Ps.	13,872,995
Total of Bonds		Ps.	26,215,847	Ps.	23,427,826

(*) This information as of December 31, 2024

(1) Includes the payment for bonds maturing in 2024 for Ps. 208,231.

(2) Includes the payment for bonds maturing in 2024 for Ps. 209,472; likewise, bonds were issued in the year for a value of Ps. 508,962.

(3) Includes the payment for bonds maturing in 2024 for Ps. 281,306.

(4) Includes the payment for bonds maturing in 2024 for Ps. 172,548; likewise, bonds were issued in the year for a value of Ps. 789,992.

(5) Includes the payment for bonds maturing in 2024 for Ps. 628,383.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

(6) Includes the payment for bonds maturing in 2024 for Ps. 226,830; likewise, bonds were issued in the year for a value of Ps. 271,600.

(7) Includes the payment for bonds maturing in 2024 for Ps. 36,247; Likewise, bonds were issued in the year for a value of Ps. 42,969.

(8) Corresponds to the issuance of bonds on May 13, 2024.

The amount of issued bonds due over 12 months as of December 31, 2024 is Ps. 24,634,287 and as of December 31, 2023 is Ps. 21,664,811.

Grupo Aval had no defaults on principal or interest payments or other breaches with respect to its liabilities during the years ended December 31, 2024 and 2023, and Grupo Aval is complying with the related covenants agreed with investors and debtors.

21.3 Interest expense

The interest expense information as of December 31, 2024, 2023 and 2022 corresponds to:

		For the years ended December 31,
		2024		2023		2022
Interest expense
Deposits
Checking accounts	Ps.	(261,315)	Ps.	(253,043)	Ps.	(159,114)
Savings accounts		(5,434,063)		(5,953,426)		(3,555,844)
Time deposits		(9,448,857)		(9,944,424)		(4,040,232)
Interest of the derivative designated as the hedging instrument (*)		(49,794)		(63,333)		(1,242)
Total deposits	Ps.	(15,194,029)	Ps.	(16,214,226)	Ps.	(7,756,432)

Financial obligations
Interbank borrowings and overnight funds	Ps.	(1,683,943)	Ps.	(1,856,263)	Ps.	(678,114)
Borrowings from banks and similar		(1,510,447)		(1,601,927)		(739,803)
Leases contracts		(244,651)		(208,781)		(147,330)
Bonds issued		(1,790,729)		(2,159,948)		(2,092,843)
Borrowing from development entities		(490,534)		(591,285)		(249,873)
Total financial obligations	Ps.	(5,720,304)	Ps.	(6,418,204)	Ps.	(3,907,963)

Total interest expense	Ps.	(20,914,333)	Ps.	(22,632,430)	Ps.	(11,664,395)

(*)   Corresponds to the coverage of interest expense for Term Certificates of Deposit "CDTs" over 12 months. See note 10.4 Impact on Interest Income and Expense Line Item from interest rate hedging.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

21.4 Analysis of changes in the movements of financing activities

Reconciliation of movements of liabilities to cash flows arising from financing activities:

			Liabilities						Equity								Total
	Notes		Dividends payable		Bonds issued		Leases contracts		Subscribed and paid-in capital		Additional paid-in capital		Appropriated retained earnings		Non-controlling interest (NCI)
Balance at January 1, 2022		Ps.	598,534	Ps.	32,257,933	Ps.	2,882,157	Ps.	22,281	Ps.	8,490,799	Ps.	13,383,387	Ps.	16,457,994	Ps.	74,093,085
Cash flows from financing activities:
Dividends paid to shareholders			(414,267)		—		—		—		—		—		—		(414,267)
Dividends paid to non-controlling interest	26		(615,177)		—		—		—		—		—		—		(615,177)
Issuance of debt securities			—		695,136		—		—		—		—		—		695,136
Payment of outstanding debt securities			—		(7,837,898)		—		—		—		—		—		(7,837,898)
Leases contracts			—		—		(383,472)		—		—		—		—		(383,472)
Equity transaction			—		—		—		—		7,280		—		(22,294)		(15,014)
Net cash used in financing activities			(1,029,444)		(7,142,762)		(383,472)		—		7,280		—		(22,294)		(8,570,692)
Cash flows from operating activities:
Accrued interest			—		2,147,935		148,806		—		—		—		—		2,296,741
Interest paid			—		(2,109,636)		(146,275)		—		—		—		—		(2,255,911)
Effects of changes in foreign exchange rates			—		6,030,376		142,898		—		—		—		—		6,173,274
Other Changes			651,725		(2,821,625)		(308,170)		1,463		1,082,307		(1,193,728)		(542,353)		(3,130,381)
Total liabilities related to other changes			651,725		3,247,050		(162,741)		1,463		1,082,307		(1,193,728)		(542,353)		3,083,723
Total equity related to other changes			—		—		—		—		(9,012)		(4,171,242)		(1,538,658)		(5,718,912)
Balance at December 31, 2022		Ps.	220,815	Ps.	28,362,221	Ps.	2,335,944	Ps.	23,744	Ps.	9,571,374	Ps.	8,018,417	Ps.	14,354,689	Ps.	62,887,204
Cash flows from financing activities:
Dividends paid to shareholders			(766,537)		—		—		—		—		—		—		(766,537)
Dividends paid to non-controlling interest	26		(915,933)		—		—		—		—		—		—		(915,933)
Issuance of debt securities			—		2,609,994		—		—		—		—		—		2,609,994
Payment of outstanding debt securities			—		(4,072,742)		—		—		—		—		—		(4,072,742)
Leases contracts			—		—		(391,667)		—		—		—		—		(391,667)
Net cash used in financing activities			(1,682,470)		(1,462,748)		(391,667)		—		—		—		—		(3,536,885)
Cash flows from operating activities:
Accrued interest			—		2,212,345		210,041		—		—		—		—		2,422,386
Interest paid			—		(2,171,231)		(202,551)		—		—		—		—		(2,373,782)
Effects of changes in foreign exchange rates			—		(3,525,280)		(172,766)		—		—		—		—		(3,698,046)
Other Changes			1,989,639		12,519		1,012,747		—		—		(982,868)		(1,006,721)		1,025,316
Total liabilities related to other changes			1,989,639		(3,471,647)		847,471		—		—		(982,868)		(1,006,721)		(2,624,126)
Total equity related to other changes			—		—		—		—		—		696,224		1,389,776		2,086,000
Balance at December 31, 2023		Ps.	527,984	Ps.	23,427,826	Ps.	2,791,748	Ps.	23,744	Ps.	9,571,374	Ps.	7,731,773	Ps.	14,737,744	Ps.	58,812,193
Cash flows from financing activities:
Dividends paid to shareholders			(728,181)		—		—		—		—		—		—		(728,181)
Dividends paid to non-controlling interest	26		(667,330)		—		—		—		—		—		—		(667,330)
Issuance of debt securities			—		2,262,527		—		—		—		—		—		2,262,527
Payment of outstanding debt securities			—		(1,758,387)		—		—		—		—		—		(1,758,387)
Leases contracts			—		—		(416,640)		—		—		—		—		(416,640)
Equity transaction (1)			—		—		—		—		(4,904)		—		(50,096)		(55,000)
Net cash used in financing activities			(1,395,511)		504,140		(416,640)		—		(4,904)		—		(50,096)		(1,363,011)
Cash flows from operating activities:
Accrued interest			—		1,831,715		245,366		—		—		—		—		2,077,081
Interest paid			—		(1,764,802)		(239,988)		—		—		—		—		(2,004,790)
Effects of changes in foreign exchange rates			—		2,200,477		142,677		—		—		—		—		2,343,154
Other Changes			1,161,028		16,491		343,104		—		(58,408)		(569,843)		(608,824)		283,548
Total liabilities related to other changes			1,161,028		2,283,881		491,159		—		(58,408)		(569,843)		(608,824)		2,698,993
Total equity related to other changes			21,823		—		—		—		—		1,001,504		1,632,837		2,656,164
Balance at December 31, 2024		Ps.	315,324	Ps.	26,215,847	Ps.	2,866,267	Ps.	23,744	Ps.	9,508,062	Ps.	8,163,434	Ps.	15,711,661	Ps.	62,804,339

(1) See note 25.4 Equity Transactions

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

NOTE 22 – EMPLOYEE BENEFITS

In accordance with labor legislation in the countries in which Grupo Aval operates, and based on labor conventions and collective bargaining agreements signed between Grupo Aval’s subsidiaries and their employees, employees have short term benefits (including but not limited to salaries, holidays, legal and extralegal premiums, interests on severances and defined contribution plans such as severances), long-term benefits (including but not limited to seniority bonuses), post-employment benefits (including but not limited to medical aids) and retirement benefits (including but not limited to severance payments to employees in Colombia who continue with labor regime before Law 50 of 1990 and legal and extralegal retirement pensions). Compensation of key management personnel includes salaries (see note 34).

Through personnel benefits plans, Grupo Aval and its subsidiaries is exposed to several risks (interest rates), which are intended to be minimized by applying the risk management policies and procedures defined under Note 4.

The detail of the balance of liabilities for employee benefits as of December 31, 2024, and 2023 is as follows:

	December 31, 2024		December 31, 2023
Short term	Ps.	441,644	Ps.	385,296
Post-employment		405,240		380,207
Long term		180,545		159,329
Total	Ps.	1,027,429	Ps.	924,832

Plan Asset	Ps.	(24,126)	Ps.	(17,024)
Net employee benefits	Ps.	1,003,303	Ps.	907,808

22.1 Post-employment benefits

In Colombia, when employees retire after completing the age requirements and weeks of contribution to the social security system, retirement pensions are assumed by public or private pension funds based on defined contribution plans. Entities and employees contribute monthly defined amounts by law to gain entitlement to a pension at the time of retirement.

Unlike in Central America, in Colombia according to prior labor regimes, post-employment benefits for employees hired before the year (i) 1968 require pensions to be directly assumed the company for those employees that have fulfilled the requirements of age and years of service and (ii) 1990 entitle employees to receive a compensation equivalent to the last month of salary multiplied by each year of service.

Some subsidiaries have labor conventions or pay extra-legal premiums to employees retiring in compliance with the required age and time of service, when they start enjoying the pension granted by the pension funds.

Some retirees of Grupo Aval and its subsidiaries receive benefits including coverage of medical treatments.

As of December 31, 2024 and 2023, the post-employment benefit expense is composed of:

	December 31, 2024		December 31, 2023
Defined contribution plan	Ps.	116,145	Ps.	108,059
Defined benefit plan		42,907		44,426
Total	Ps.	159,052	Ps.	152,485

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

The following table shows the Post-employment and long-term benefits movements during the years ended on December 31, 2024, 2023 and 2022 are as follows:

	Post-employment benefits						Long-term benefits
	December 31, 2024		December 31, 2023		December 31, 2022		December 31, 2024		December 31, 2023		December 31, 2022
Balance at the beginning of the year	Ps.	380,207	Ps.	349,587	Ps.	522,196	Ps.	159,329	Ps.	133,085	Ps.	134,831
Service costs		2,985		2,690		3,845		15,905		14,765		14,815
Interests cost		39,923		41,736		30,778		15,439		16,699		8,949
Past Service Costs		—		(2,079)		—		4,795		10,063		—
	Ps.	423,115	Ps.	391,934	Ps.	556,819	Ps.	195,468	Ps.	174,612	Ps.	158,595
Actuarial Loss (Gain) arising from changes in demographic assumptions		95		(753)		—		1,010		(7,342)		—
Actuarial Loss (Gain) arising from changes in financial assumptions		2,309		26,832		(69,967)		2,036		473		(14,149)
Actuarial Loss arising from changes in the experience		40,293		27,472		2,167		9,812		17,313		10,456
	Ps.	42,697	Ps.	53,551	Ps.	(67,800)	Ps.	12,858	Ps.	10,444	Ps.	(3,693)
Payments to employees		(63,202)		(61,589)		(51,306)		(27,781)		(25,727)		(21,817)
Liquidation of entities		—		—		(432)		—		—		—
Loss of control in subsidiary (1)		—		—		(98,024)		—		—		—
Discontinued operations (1)		—		—		6,251		—		—		—
Effect of movements in exchange rates		2,630		(3,689)		4,079		—		—		—
Liability balance at the end of the year	Ps.	405,240	Ps.	380,207	Ps.	349,587	Ps.	180,545	Ps.	159,329	Ps.	133,085

Plan Assets
Balance at the beginning of the year plan assets	Ps.	(17,024)	Ps.	(18,176)	Ps.	(46,840)	Ps.	—	Ps.	—	Ps.	—
Interests income		(1,052)		(794)		(427)		—		—		—
Remeasurements on plan assets		(3,385)		(1,788)		5,885		—		—		—
Loss of control in subsidiary (1)		—		—		27,269		—		—		—
Effect of movements in exchange rates		(2,665)		3,734		(4,063)		—		—		—
Balance at the end of the year plan assets	Ps.	(24,126)	Ps.	(17,024)	Ps.	(18,176)	Ps.	—	Ps.	—	Ps.	—
Net Balance at the end of the year	Ps.	381,114	Ps.	363,183	Ps.	331,411	Ps.	180,545	Ps.	159,329	Ps.	133,085

(1) See note 1.1., "Discontinued operation of BAC Holding".

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

The assumptions used to calculate the obligation projected for different post-employment and long-term benefits employees are as follows:

Post-employment benefits *	December 31, 2024	December 31, 2023
Discount interest rate	9.95%	11.34%
Inflation rate	2.95%	2.96%
Salary growth rate	3.73%	3.80%
Pension growth rate	3.00%	3.00%

* Entities in Colombia and subsidiaries abroad participate.

Long-term benefits *	December 31, 2024	December 31, 2023
Discount interest rate	9.95%	11.40%
Inflation rate	3.00%	3.00%
Salary growth rate	4.27%	4.27%

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

The sensitivity analysis for post-employment and long-term benefits liabilities due to defined benefits plans to different actuarial and financial variables is shown below, maintaining other variables at constant values (increase or decrease 50 basis points):

	-0.50 basic points				+0.50 basic points
At December 31, 2024	Post-employment benefits		Long-term benefits		Post-employment benefits		Long-term benefits
Discount interest rate	Ps.	12,270	Ps.	3,815	Ps.	(11,583)	Ps.	(3,642)
Salaries growth rate		(2,568)		(4,483)		2,693		4,759
Retirement growth rate		(11,323)		N/A		11,923		N/A

	-0.50 basic points				+0.50 basic points
At December 31, 2023	Post-employment benefits		Long-term benefits		Post-employment benefits		Long-term benefits
Discount interest rate	Ps.	10,764	Ps.	3,050	Ps.	(10,227)	Ps.	(2,919)
Salaries growth rate		(1,756)		(3,819)		2,353		3,589
Retirement growth rate		(10,443)		N/A		10,979		N/A

The following table reveals the cash flows without discounted required for payment of post–employment and long-term benefits:

	Payments for post-		Payments for long-
Year	employment		term benefits
2025	Ps.	61,487	Ps.	32,940
2026		56,004		25,538
2027		52,583		26,331
2028		51,751		24,272
2029		48,748		23,559
Years 2030 - 2034		217,674		87,138
Total	Ps.	488,247	Ps.	219,778

As of December 31, 2024, the average duration of post-employment benefit plans is 5.89 years (5.52 years for 2023) and for the long-term it is 4.17 years (3.75 years for 2023).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

NOTE 23 –PROVISIONS

The movement and balances of legal and non-legal related provisions during the periods ended on December 31, 2024, 2023 and 2022 are described below:

	For legal		Non-legal		Total provisions
Balance as of January 1, 2022	Ps.	247,529	Ps.	902,732	Ps.	1,150,261
Provisions made during the year		183,294		380,005		563,299
Provisions used during the year		(44,895)		(200,406)		(245,301)
Provisions reversed during the year (1)		(155,475)		(62,180)		(217,655)
Effect of movements in exchange rates		370		17,810		18,180
Reclassification BAC		(2,047)		(40,193)		(42,240)
Discontinued operations		417		210		627
Balance as of December 31, 2022	Ps.	229,193	Ps.	997,978	Ps.	1,227,171
Provisions made during the year		298,719		334,974		633,693
Provisions used during the year		(51,160)		(338,536)		(389,696)
Provisions reversed during the year (1)		(258,421)		(110,419)		(368,840)
Effect of movements in exchange rates		(642)		(18,403)		(19,045)
Balance as of December 31, 2023	Ps.	217,689	Ps.	865,594	Ps.	1,083,283
Provisions made during the year		202,964		291,234		494,198
Provisions used during the year		(38,897)		(135,145)		(174,042)
Provisions reversed during the year (1)		(189,486)		(121,466)		(310,952)
Effect of movements in exchange rates		256		9,928		10,184
Balance as of December 31, 2024	Ps.	192,526	Ps.	910,145	Ps.	1,102,671
(1)	For legal related, recovery of provisions by Porvenir as of December 31, 2024 and 2023 by Ps. 177,527 and Ps.241,431 respectively for claims for nullity of affiliations that were in progress.

The estimated period for the cancellation of the provisions recorded as of December 31,2024 and 2023 is a follows.

Estimated period to be canceled	Legal provisions		Non-legal		Total provisions
Within twelve months	Ps.	12,209	Ps.	226,460	Ps.	238,669
After twelve months		180,317		683,685		864,002
Balance as of December 31, 2024	Ps.	192,526	Ps.	910,145	Ps.	1,102,671

Estimated period to be canceled	Legal provisions		Non-legal		Total provisions
Within twelve months	Ps.	8,283	Ps.	173,692	Ps.	181,975
After twelve months		209,406		691,902		901,308
Balance as of December 31, 2023	Ps.	217,689	Ps.	865,594	Ps.	1,083,283

Legal related:

Administrative proceedings

At December 31, 2024 and 2023, the outstanding balance of provisions recorded for administrative proceedings were Ps. 15,532 and Ps. 29,207 respectively, by way of claims for administrative or judicial processes of a tax nature other than income tax and other processes, initiated by national and local authorities that establish, in some cases sanctions in which the subsidiaries of Grupo Aval would incur.

Labor proceedings

At December 31, 2024 and 2023, the outstanding balance of provisions recorded for labor proceedings were Ps. 27,125 and Ps. 28,138 respectively. Labor proceedings include labor pursuits, indemnities for former employees against some subsidiaries of Grupo Aval. The time expected for resolution is uncertain since each proceeding is based on different instances.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Other proceedings

At December 31, 2024 and 2023, the outstanding balance of provisions for legal proceedings resulting from requests civil and other proceedings such as constitutional actions of a heritage nature recorded were Ps. 149,869 and Ps. 160,344, respectively, being the most representative provisions made to cover claims for cancellation of affiliations and transfer of regime, old-age pensions, requests to Porvenir, old age disability and survival pensions which amounted to Ps. 131,962 and Ps. 152,017, respectively.

Non-legal related:

At December 31, 2024 and 2023 the outstanding balance of non-legal related provisions recorded amounting were Ps. 910,145 and Ps. 865,594, respectively, are comprised by:

●	Provisions in Corficolombiana´s affiliates as of December 31, 2024 and 2023, associated with the maintenance, restoration and rehabilitation relating to development of concession contracts of Ps. 306,643 and Ps. 310,044 respectively.

●	Provisions in Porvenir´s subsidiary as of December 31, 2024, and 2023, where the main balance corresponds to undercapitalized accounts, these are individual pension accounts called "Fondo de Pensiones Obligatorias Especial Porvenir de Retiro Programado", which according to actuarial projections do not have the required balance to achieve minimum pension payment, and thus have to be provisioned for the expected difference of Ps. 274,318 and Ps. 283,568 respectively.

●	Provisions for losses on loan commitments and financial guarantee contracts as of December 31 2024 and 2023, of Ps. 72,414 and Ps. 70,268 respectively. (See note 4.1.5) Loan commitments and financial guarantee contracts.

●	Provision in Proyecto de Inversión Vial del Oriente and Proyecto de Inversión Vial Andino, a Corficolombiana´s subsidiary as of December 31, 2024, and 2023 for the recognition of additional costs of Ps. 85,676 and Ps. 15,923 respectively. Proyecto de Inversión Vial del Pacífico did not record provision as of December 31, 2024, and the recognition of additional costs on the Pacífico 1 project as of December 31,2023 for Ps. 42,358.

●	Provisions of several subsidiaries of Grupo Aval as of December 31,2024 and 2023, corresponding to the dismantling of ATMs and offices of Ps. 86,222 and Ps. 75,808, respectively.

●	Other provisions of several subsidiaries of Grupo Aval as of December 31,2024 and 2023, for Ps. 84,872 and 67,625.

NOTE 24 – OTHER LIABILITIES

As December 31, 2024 and 2023 the other liabilities comprise the following:

Other liabilities	December 31, 2024		December 31, 2023
Income received for third parties (1)	Ps.	4,289,835	Ps.	3,399,759
Suppliers and services payable		3,253,637		3,474,177
Cashier checks		763,285		655,854
Withholdings taxes and labor contributions		649,277		703,380
Contract liability related to concessions		522,189		530,300
Commissions and fees		518,132		411,478
Transactions AVC and ACH (2)		458,498		939,341
Dividends payable		315,324		527,984
Cash surplus and checks in process of clearing		187,603		133,774
Collection on behalf of third parties		183,596		334,963
Insurance payables		162,293		117,371
Collection service		100,119		106,089
Value added tax - VAT		78,731		75,098
Checks drawn and not paid		44,710		70,791
Anticipated income		36,455		17,566
Canceled accounts		35,693		34,782
Financial transactions tax		19,898		52,106
Customer loyalty programs		12,276		14,784
Other liabilities		365,430		354,843
Total other liabilities	Ps.	11,996,981	Ps.	11,954,440

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

(1)	Corresponds to the advance payments made by Agencia Nacional de Infraestructura (ANI) of the resources of the autonomous patrimony of future validities.
(2)	Aval Valor Compartido -AVC (corresponds to the new corporate name of A Toda Hora S.A. – ATH ) and ACH Colombia S.A. are entities that administer low-value payment systems that are in charge of supporting entities for clearing transactions that are carried out through electronic channels.

Other liabilities		December 31, 2024		December 31, 2023
Liabilities to be canceled within twelve months	Ps.	7,962,137	Ps.	8,800,905
Liabilities to be canceled after twelve months		4,034,844		3,153,535
Total	Ps.	11,996,981	Ps.	11,954,440

NOTE 25 – EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT

Authorized, issued and outstanding shares as of December 31, 2024 and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Authorized shares	120,000,000,000	120,000,000,000
Subscribed fully paid shares	23,743,475,754	23,743,475,754
Total outstanding shares	23,743,475,754	23,743,475,754

The outstanding shares are as follows:	December 31, 2024	December 31, 2023
Common voting shares (1)	16,201,212,499	16,201,712,499
Preferred non-voting shares (2)	7,542,263,255	7,541,763,255
	23,743,475,754	23,743,475,754

(1)     Common Voting shares with a nominal value of (Ps. 1) Colombian peso.

(2)    Since 2011, Grupo Aval, upon prior request, allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2024 and 2023, 500,000 and 2,433,481 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

25.1 Appropriated retained earnings

As of December 31, 2024, and 2023 the appropriation of retained earnings is as follows:

	December 31, 2024		December 31, 2023
Retained earnings	Ps.	807,629	Ps.	525,153
Accumulated withholding tax over dividends		(30,145)		(26,135)
Legal reserve		11,872		11,872
Statutory and voluntary reserves		7,374,078		7,220,883
	Ps.	8,163,434	Ps.	7,731,773

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

25.2 Declared Dividends

The dividends are declared and paid to shareholders based on unconsolidated net income under Colombian IFRS (NCIF), the dividends declared were as follows:

	December 31, 2023		December 31, 2022		December 31, 2021
Net income for the periods ended in	Ps.	723,038	Ps.	2,541,179	Ps.	3,502,758
Declared dividends

In the general assembly held in March 2024, a cash profit of Ps. 2.00 per share per month during the months of April 2024 to March 2025, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting.

In the general assembly held in March 2023, a cash profit of Ps. 3.60 per share per month during the months of April 2023 to March 2024, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting.

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

Total outstanding shares		23,743,475,754		23,743,475,754		22,281,017,159
Total declared dividends (*)	Ps.	569,843	Ps.	1,025,718	Ps.	1,203,175

(*) See Consolidated Statement of Changes in Equity for dividends distribution.

25.3 Earnings per share

●	Basic earnings per share

Grupo Aval calculates basic earnings per share by dividing net income for the year attributable to controlling interest of Grupo Aval parent company by the weighted average number of shares outstanding during the year (including common and preferred shares).

The following table summarizes the earnings per share for the year ended as of December 31, 2024, 2023 and 2022:

	December 31, 2024		December 31, 2023		December 31, 2022
Net income for the year	Ps.	2,191,477	Ps.	2,177,116	Ps.	4,869,133
Less: participation of non- controlling interests		(1,176,390)		(1,438,113)		(2,386,248)
Net income attributable to owners of the parent	Ps.	1,015,087	Ps.	739,003	Ps.	2,482,885

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(322,436)		(234,727)		(791,989)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	692,651	Ps.	504,276	Ps.	1,690,896
Weighted average number of common shares outstanding used in basic EPS calculation (2)		16,201,502,910		16,202,376,163		15,760,496,801
Basic and Diluted earnings per share to common shareholders (in Colombian pesos)		42.75		31.12		107.29
Basic and Diluted earnings per ADS (3) (in Colombian pesos)		855.05		622.47		2,145.74
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		23,743,475,754		23,743,475,754		23,142,465,372
Basic earnings of the owners of the parent per share in Colombian pesos		42.75		31.12		107.29

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.

The following table summarizes earnings per share over net income from continuing operations for the years ended December 31, 2024, 2023 and 2022.

	December 31, 2024		December 31, 2023		December 31, 2022
Net income from continuing operations	Ps.	2,191,477	Ps.	2,177,116	Ps.	4,002,967
Less: participation of non- controlling interests		(1,176,390)		(1,438,113)		(2,114,072)
Net income attributable to owners of the parent	Ps.	1,015,087	Ps.	739,003	Ps.	1,888,895

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(322,436)		(234,727)		(602,519)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	692,651	Ps.	504,276	Ps.	1,286,376
Weighted average number of common shares outstanding used in basic EPS calculation (2)		16,201,502,910		16,202,376,163		15,760,496,801
Basic and Diluted earnings per share to common shareholders (in Colombian pesos)		42.75		31.12		81.62
Basic and Diluted earnings per ADS (3) (in Colombian pesos)		855.05		622.47		1,632.41
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		23,743,475,754		23,743,475,754		23,142,465,372
Basic earnings of the owners of the parent per share in Colombian pesos		42.75		31.12		81.62
(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.

The following table summarizes earnings per share over net income from discontinued operations for the years ended December 31, 2024, 2023 and 2022.

	December 31, 2024		December 31, 2023		December 31, 2022
Net income from continuing operations	Ps.	—	Ps.	—	Ps.	866,166
Less: participation of non- controlling interests		—		—		(272,176)
Net income attributable to owners of the parent	Ps.	—	Ps.	—	Ps.	593,990

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		—		—		(189,470)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	—	Ps.	—	Ps.	404,520
Weighted average number of common shares outstanding used in basic EPS calculation (2)		—		—		15,760,496,801
Basic and Diluted earnings per share to common shareholders (in Colombian pesos)		—		—		25.67
Basic and Diluted earnings per ADS (3) (in Colombian pesos)		—		—		513.33
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		—		—		23,142,465,372
Basic earnings of the owners of the parent per share in Colombian pesos		—		—		25.67
(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.
●	Diluted earnings per share

On December 31, 2024, 2023 and 2022, Grupo Aval did not have any dilutive instruments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

25.4 Equity transactions

During the month of March 2024; the subsidiary Corficolombiana approved the payment of an exclusively cash dividend on the preferred shares outstanding as of December 31, 2023 at a rate of Ps. 1,135 pesos per share for a total of Ps. (21,823). This transaction with preferred shares did not present any change in the percentages of shareholders’ participation. This generated an effect between controlling Ps. (8,845) and non-controlling interests of Ps. (12,978)

For June 2024, Valora S.A., a subsidiary of Corficolombiana, acquired a 39.52% stake in Compañía Hotelera Cartagena de Indias S.A.; equivalent to 14,594,928 shares for a total value of Ps. (55,000). This generated an effect between controlling Ps. (4,904) and non-controlling interests of Ps. (50,096)

During December, 2024 Grupo Aval purchased entities that were directly controlled by Corficolombiana, as described below:

On December 11, 2024, the Board of Directors approved the acquisition of 94.5% of the shares of Fiduciaria Corficolombiana S.A. (currently Aval Fiduciaria) at a price of Ps. 2,636.32 pesos per share and 40.77% of the shares of Casa de Bolsa S.A. (currently Aval Casa de Bolsa) at a rate of Ps. 2,421.56 pesos per share. On December 16, 2024, the purchase agreement for said shares from Corficolombiana S.A. and Organización Pajonales S.A. was signed. This resulted in a change in Grupo Aval's participation, leaving it with a total of 96.73% in Fiduciaria Corficolombiana (currently Aval Fiduciaria) and 86.40% in Casa de Bolsa (currently Aval Casa de Bolsa). This generated an effect between controlling and non-controlling interests of Ps.49,563.

25.5 Consolidated Other Comprehensive Income (OCI):

Components of accumulated Other Comprehensive Income for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Net gain (loss) on hedges of net investment in foreign operations		Cash flow hedges		Foreign currency translation differences from unhedged foreign operations		Transfer from owner-occupied property to investment property		Unrealized (losses) gains on securities at FVOCI		Unrealized gains (losses) on equity securities at FVOCI		Investments in associates and joint ventures		Actuarial (losses) gains from defined benefit pension plans		Income tax expense		Total comprehensive income, net of taxes
Balance at January 1, 2022	Ps.	235,032	Ps.	7,938	Ps.	(1,067,581)	Ps.	19,020	Ps.	(785,731)	Ps.	805,538	Ps.	114,498	Ps.	(123,489)	Ps.	2,968,725	Ps.	2,173,950
Current-period change		(266,716)		(2,396)		90,619		461		(2,088,548)		(439,150)		66,366		95,819		809,995		(1,733,550)
Realization of OCI to P&L of discontinued operation (1)		192,707		—		1,265,594		—		(98,947)		—		15,364		—		(2,804,043)		(1,429,325)
Balance at December 31, 2022	Ps.	161,023	Ps.	5,542	Ps.	288,632	Ps.	19,481	Ps.	(2,973,226)	Ps.	366,388	Ps.	196,228	Ps.	(27,670)	Ps.	974,677	Ps.	(988,925)
Current-period change		(36,517)		(47,793)		(409,671)		557		1,898,441		151,517		(35,892)		(51,763)		(813,708)		655,171
Realization of OCI		—		11,870		—		(2,520)		(102,775)		4,866		—		(4,561)		476		(92,644)
Balance at December 31, 2023	Ps.	124,506	Ps.	(30,381)	Ps.	(121,039)	Ps.	17,518	Ps.	(1,177,560)	Ps.	522,771	Ps.	160,336	Ps.	(83,994)	Ps.	161,445	Ps.	(426,398)
Current-period change		14,706		57,474		247,019		16,935		12,911		302,346		15,329		(39,312)		232,822		860,230
Realization of OCI		—		(2,393)		—		(194)		(125,603)		(849)		—		21,573		(6,631)		(114,097)
Balance at December 31, 2024	Ps.	139,212	Ps.	24,700	Ps.	125,980	Ps.	34,259	Ps.	(1,290,252)	Ps.	824,268	Ps.	175,665	Ps.	(101,733)	Ps.	387,636	Ps.	319,735

	Owners of the parent		Non -controlling interest		Total comprehensive income, net of taxes
Balance at January 1, 2022	Ps.	1,117,182	Ps.	1,056,768	Ps.	2,173,950
Current-period change		(1,280,568)		(452,982)		(1,733,550)
Realization of OCI to P&L of discontinued operation (1)		(983,179)		(446,146)		(1,429,325)
Balance at December 31, 2022	Ps.	(1,146,565)	Ps.	157,640	Ps.	(988,925)
Current-period change		661,618		(6,447)		655,171
Realization of OCI		(59,272)		(33,372)		(92,644)
Balance at December 31, 2023	Ps.	(544,219)	Ps.	117,821	Ps.	(426,398)
Current-period change		364,879		495,351		860,230
Realization of OCI		(64,643)		(49,454)		(114,097)
Balance at December 31, 2024	Ps.	(243,983)	Ps.	563,718	Ps.	319,735

V

(1)  See note 1.1., "Discontinued operation of BAC Holding".

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

.

NOTE 26 - NON- CONTROLLING INTEREST

The following table includes information regarding the non-controlling interest of each direct and indirect subsidiary of Grupo Aval at December 31, 2024 and 2023:

December 31, 2024
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A. (1)	Colombia	59.47%	Ps.	10,522,067	Ps.	776,960	Ps.	(495,436)
Banco Bogotá S.A.	Colombia	31.07%		2,560,159		230,718		(142,352)
Banco de Occidente S.A.	Colombia	27.73%		1,307,098		72,105		(28,379)
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	Colombia	24.24%		843,566		155,710		(2)
Banco Comercial AV Villas S.A.	Colombia	20.13%		311,730		(26,171)		(135)
Banco Popular S.A.	Colombia	6.26%		158,425		(32,932)		(1,026)
Aval Casa de Bolsa S.A. (2)	Colombia	13.60%		6,757		—		—
Aval Fiduciaria S.A. (2)	Colombia	3.27%		1,859		—		—
		Total	Ps.	15,711,661	Ps.	1,176,390	Ps.	(667,330)

(1)  Main indirect subsidiary.

(2)  Direct subsidiary as of December 31, 2024 (see note 25.4).

December 31, 2023
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A.	Colombia	59.47%	Ps.	9,835,593	Ps.	1,166,399	Ps.	(555,084)
Banco Bogotá S.A.	Colombia	31.07%		2,395,427		138,297		(256,413)
Banco de Occidente S.A.	Colombia	27.73%		1,296,543		73,902		(61,931)
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	Colombia	24.24%		689,306		132,805		(128)
Banco Comercial AV Villas S.A.	Colombia	20.13%		328,655		(47,625)		(4,673)
Banco Popular S.A.	Colombia	6.26%		192,220		(25,665)		(37,704)
		Total	Ps.	14,737,744	Ps.	1,438,113	Ps.	(915,933)

The following table includes information regarding each direct and indirect subsidiary of Grupo Aval that has significant non-controlling interests to December 31, 2024, and 2023 (before eliminations):

December 31, 2024
											Cash Flow from
Entity	Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	60,633,378	Ps.	44,307,226	Ps.	31,182,332	Ps.	865,830	Ps.	843,617	Ps.	(521,510)
Banco Bogotá S.A.		150,719,626		133,877,249		21,859,888		1,098,248		22,520		2,288,431
Banco de Occidente S.A.		78,400,182		72,414,391		12,158,685		481,048		(47,342)		22,940
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.		3,913,208		672,796		3,514,552		654,117		(18,642)		295,257
Banco Comercial AV Villas S.A.		19,167,670		17,477,831		3,333,816		(134,365)		117,164		(822,967)
Banco Popular S.A.		88,381,205		70,152,858		35,736,061		534,340		66,216		(925,651)
Aval Casa de Bolsa S.A.		188,911		139,218		124,549		807		(2,898)		30,100
Aval Fiduciaria S.A.	Ps.	281,792	Ps.	224,934	Ps.	314,889	Ps.	12,924	Ps.	(7,346)	Ps.	35,671

December 31, 2023
											Cash Flow from
Entity	Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	57,281,194	Ps.	41,759,075	Ps.	21,924,701	Ps.	1,530,167	Ps.	518,906	Ps.	462,627
Banco Bogotá S.A.		137,474,034		121,705,013		7,426,045		968,934		(470,967)		4,939,701
Banco de Occidente S.A.		68,601,785		62,913,703		3,751,270		479,557		(70,255)		1,527,081

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

December 31, 2023
						Cash Flow from
Entity	Assets	Liabilities	Total Income	Net Income	OCI - Controlling	operating activities
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	3,571,979	700,357	1,184,591	560,210	(14,502)	189,272
Banco Comercial AV Villas S.A.	18,913,324	17,171,402	1,144,236	(241,004)	34,174	(382,392)
Banco Popular S.A.	85,370,710	67,656,734	39,314,924	(184,616)	21,218	126,336

NOTE 27 – COMMITMENTS AND CONTINGENCIES

27.1 Capital expenses commitments

As of December 31, 2024 and 2023 Grupo Aval and its Subsidiaries had contractual disbursement commitments of capital expenditures, for tangible assets for Ps. 31,225 and Ps. 11,205, respectively; and for intangible assets for Ps. 79,105 and Ps. 45,043 respectively.

27.2 Contingencies

As of December 31, 2024, and 2023, Grupo Aval and its Subsidiaries attended administrative and legal proceedings as defendants; whose expected resolution time is uncertain due to the fact that each process is at different stages. The claims of proceedings were assessed based on analyses and opinions of experience lawyers for Ps. 915,155 and Ps.798,290 respectively in the following legal contingencies were determined:

27.2.1 Labor Proceedings

As of December 31, 2024, and 2023, the labor complaints amounted to Ps. 136,692 and Ps. 124,012 respectively. Historically, many of these proceedings have been resolved in favor of Grupo Aval and its Subsidiaries.

27.2.2 Civil Proceedings

As of December 31, 2024, and 2023, the result of the assessment of claims for civil suits, amounted of Ps. 316,314 and Ps. 344,152 respectively.

27.2.3 Administrative, Tax Proceedings and Other Proceedings

Claims derived from administrative and judicial processes include those of fiscal responsibility over concession contracts, tax proceedings different that income tax and others. The tax proceedings filed by national and local tax authorities, and these authorities may establish, in some cases, sanctions in which Grupo Aval and its subsidiaries may incur as a result of: (i) the performance of their duty as a withholder or collector of national and local taxes, and/or (ii) the obligation to pay a higher tax amount in their condition of taxpayers. As of December 31, 2024, the outstanding balances recognized for these claims amounted to Ps.462,149. As of December 31, 2023, these amounted to Ps. 330,126.

NOTE 28 – NET INCOME FROM CONTRACTS WITH CUSTOMERS

Below is the detail of the income and expenses for commissions and fees of the continuing operations for the years ended as of December 31, 2024,2023 and 2022:

Below is the detail of the income and expenses for commissions and fees of the continuing operations for the years ended as of December 31, 2024, 2023 and 2022:
	December 31,		December 31,		December 31,
Income from commissions and fees	2024		2023		2022
Banking service fees	Ps.	1,727,408	Ps.	1,663,340	Ps.	1,533,322
Pension and severance fund management		1,174,608		978,504		885,420
Credit card fees		987,973		1,009,472		836,046
Trust activities and portfolio management services		495,929		463,194		353,285

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Below is the detail of the income and expenses for commissions and fees of the continuing operations for the years ended as of December 31, 2024, 2023 and 2022:
	December 31,		December 31,		December 31,
Income from commissions and fees	2024		2023		2022
Bonded warehouse services		181,804		188,191		187,237
Commissions on transfers, checks and checkbooks		20,122		22,941		25,181
Office network services		16,289		21,638		24,935
Other commissions and fees		12,011		9,056		29,013
Total income from commissions and fees	Ps.	4,616,144	Ps.	4,356,336	Ps.	3,874,439

	December 31,		December 31,		December 31,
Expenses from commissions and fees	2024		2023		2022
Banking services	Ps.	(616,875)	Ps.	(617,524)	Ps.	(473,595)
Sales and services commissions		(294,144)		(250,460)		(340,918)
Fees paid to pension funds sales force		(66,431)		(70,335)		(97,470)
Information processing services of operators		(33,080)		(29,905)		(24,320)
Offices network services		(9,794)		(20,147)		(16,993)
Other		(12,026)		(15,442)		(17,380)
Total expenses from commissions and fees	Ps.	(1,032,350)	Ps.	(1,003,813)	Ps.	(970,676)
Net income from commissions and fees	Ps.	3,583,794	Ps.	3,352,523	Ps.	2,903,763

Below is the detail of the income and cost from goods and services for the years ended as of December 31, 2024, 2023 and 2022:

	December 31,		December 31,		December 31,
Income from sales of goods and services	2024		2023		2022
Energy and Gas	Ps.	6,908,922	Ps.	6,158,616	Ps.	5,718,808
Infrastructure		2,950,048		3,954,197		5,330,193
Hotels		631,218		598,895		532,337
Agribusiness		309,868		296,804		340,984
Other services		248,544		215,044		219,005
Total income from sales of goods and services (*)	Ps.	11,048,600	Ps.	11,223,556	Ps.	12,141,327

(*) See note 31.6, to see income by country.

	December 31,		December 31,		December 31,
Costs and expenses of sales goods and services	2024		2023		2022
Cost of sales from companies from non-financial sector	Ps.	(6,204,773)	Ps.	(5,799,721)	Ps.	(5,575,912)
General and administrative expenses		(940,823)		(989,313)		(843,125)
Personnel expenses		(698,859)		(607,894)		(609,050)
Amortization of intangible assets		(432,600)		(353,305)		(305,488)
Depreciation of tangible assets		(87,647)		(90,344)		(103,972)
Allowance for impairment of loans and receivables		(71,157)		(51,035)		(59,073)
Commissions and fees expenses		(49,826)		(39,466)		(34,646)
Depreciation of right of use assets		(41,732)		(37,031)		(35,294)
Donations expenses		(21,034)		(19,858)		(16,739)
Employee bonuses		(15,134)		(14,376)		(11,569)
Labor severances		(7,660)		(3,254)		(1,363)
Total costs and expenses of sales goods and services	Ps.	(8,571,245)	Ps.	(8,005,597)	Ps.	(7,596,231)
Gross profit from sales of goods and services	Ps.	2,477,355	Ps.	3,217,959	Ps.	4,545,096

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

NOTE 29 – NET TRADING INCOME (LOSS)

Net trading income includes income from client driven trading activities primarily conducted in markets, including foreign exchange, credit, rates and equities trading, as follows:

	December 31,		December 31,		December 31,
	2024		2023		2022
Net trading investment income (1)
Fixed income (loss) securities	Ps.	409,386	Ps.	1,030,809	Ps.	(60,797)
Equities		579,378		634,274		90,568
Total trading investment income	Ps.	988,764	Ps.	1,665,083	Ps.	29,771
Net derivatives income (loss)
Net income (loss) on derivatives (2)	Ps.	652,933	Ps.	(2,438,841)	Ps.	1,503,453
Net other trading (loss) income (3)		(237,293)		(142,291)		26,402
Total net derivatives income (loss)	Ps.	415,640	Ps.	(2,581,132)	Ps.	1,529,855
Total net trading income (loss)	Ps.	1,404,404	Ps.	(916,049)	Ps.	1,559,626
(1)	Includes net trading income from investment securities held for trading, that reflects the interest from investment in debt securities, gains/losses from mark-to-market valuation from investment in equity and debt securities and net income from trading activities.
(2)	Includes net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on trading derivatives.
(3)	Includes gains/losses from: (i) Net changes in the valuation of hedging derivatives from mark-to-market valuations from unhedged, (ii) the ineffective portion of the hedge, (iii) Transfers of due hedging derivatives from OCI to the Statement of Consolidated of Income.

NOTE 30 – OTHER INCOME AND EXPENSE

Below is the detail of the other income and expense in the years ended on December 31, 2024, 2023 and 2022:

	December 31,		December 31,		December 31,
Other Income	2024		2023		2022
Share of profit of equity accounted investees, net of tax	Ps.	378,396	Ps.	371,397	Ps.	372,777
Net gain (loss) on sale of debt and equity securities		150,169		108,773		(134,699)
Dividends		148,452		126,274		119,888
Gains on sale of properties, plant and equipment		81,149		360,728		142,149
Net gain on asset valuation		26,999		74,886		50,463
Gain on the sale of non-current assets held for sale		23,597		48,589		10,487
Foreign exchange gains (losses), net (1)		(454,818)		2,253,925		(1,825,718)
Other income (2)		536,724		406,734		416,082
Total other income	Ps.	890,668	Ps.	3,751,306	Ps.	(848,571)

(1) The net variation as of December 31, 2024, and December 31, 2023, is mainly due to the effect of exchange rate fluctuations. In 2024, the exchange rate increased by Ps. 587.10 compared to 2023 (see Note 2.3). In 2023, the rate decreased by Ps. (988.15) compared to 2022. The variation from 2022 to 2021 shows an increase of Ps. 829.04.

(2) For 2022, includes valuation effect of Bac Holding for Ps. 137,427.

	December 31,		December 31,		December 31,
Other Expense	2024		2023		2022
Personnel expenses	Ps.	(3,211,591)	Ps.	(3,055,168)	Ps.	(2,833,794)
Taxes and fees		(1,095,868)		(1,214,559)		(872,341)
Insurance		(724,369)		(618,197)		(524,557)
Consultancy, audit and other fees		(589,761)		(537,972)		(479,043)
Maintenance and repairs		(384,759)		(394,524)		(357,790)
Marketing		(271,865)		(233,512)		(207,071)
Amortization of intangible assets		(253,737)		(240,804)		(225,137)
Depreciation right of use assets		(234,339)		(211,457)		(201,293)
Depreciation of tangible assets		(224,570)		(218,230)		(219,316)
Affiliation contributions and transfers		(186,245)		(168,986)		(252,942)
Leases (Rent)		(152,000)		(144,276)		(134,691)
Warehouse services		(149,319)		(148,633)		(144,739)
Transportation services		(104,397)		(95,520)		(99,296)
Losses due to claims		(88,127)		(83,728)		(39,435)
Data processing		(85,802)		(85,231)		(77,803)
Cleaning and security services		(79,787)		(80,904)		(74,276)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	December 31,		December 31,		December 31,
Other Expense	2024		2023		2022
Outsourcing services		(64,805)		(59,599)		(68,779)
Supplies and stationary		(39,349)		(52,074)		(46,114)
Donations expenses		(34,774)		(31,309)		(36,019)
Adaptation and installation		(25,543)		(28,076)		(30,636)
Travel expenses		(22,624)		(21,345)		(24,249)
Loss from sale of property, plant and equipment		(22,620)		(44,399)		(26,387)
Impairment losses other assets		(4,959)		(2,946)		(20,787)
Loss from sale of non-current assets held for sale		(2,160)		(595)		(800)
Other		(598,428)		(574,410)		(412,488)
Total other expense	Ps.	(8,651,798)	Ps.	(8,346,454)	Ps.	(7,409,783)

NOTE 31 – ANALYSIS OF OPERATING SEGMENTS

Operating segments are components of Grupo Aval responsible for developing commercial activities that can generate revenue or incur expenses and whose operating profit or loss are regularly reviewed by the “CODM” (Chief Operating Decision Maker) of Grupo Aval, and for which financial information is available. Operating segment information is consistent with the internal reports provided to the CODM.

31.1 Description of products and services from which each reportable segment derives its income

Grupo Aval is organized into four operating segments, which comprise the types of business detailed below:

–	The “Banking Services” segment comprises the following businesses: Banking Services, fund management and trust businesses, storage companies and entities that manage low-value payment systems.
–	The “Merchant Banking” segment comprises the following businesses: Financial Sector (trust and brokerage), Gas and Energy Sector (includes natural gas and energy transportation and distribution businesses), Infrastructure Sector (includes road infrastructure projects, mainly construction services, and operation and maintenance), Hotel Sector (mainly includes hospitality services), Agribusiness Sector (mainly includes palm oil, rubber and rice businesses).
–	"Pension and Severance Fund Management" segment comprise administrator of pension and severance funds.
–	“Holding” segment, which is made up of Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.

31.2 Factors used by management to identify reportable segments

Operating segments identified above are based on the relevance of the nature of the products and services provided. The information on the performance of the operating segments is reviewed by the CODM on a quarterly basis.

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

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

31.4 Information on net income, assets and liabilities of reportable operating segments

The following is the detail of the reportable financial information summarized for each segment as of December 31, 2024, 2023 and 2022:

Statement of Financial Position as of December 31, 2024

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Assets
Trading assets	Ps.	13,464,193	Ps.	4,182,536	Ps.	2,595,230	Ps.	452	Ps.	(79,197)	Ps.	20,163,214
Investment securities (2)		32,325,486		4,721,184		359,677		2,890,407		(1,134,136)		39,162,618
Hedging derivatives assets		52,717		1,302		—		—		—		54,019
Investments in associates and joint ventures		12,423,684		1,113,455		—		19,365,473		(31,472,016)		1,430,596
Loans, net		188,651,543		2,924,523		—		1,196,398		(2,642,978)		190,129,486
Other assets (3)		30,110,131		48,142,783		958,301		282,024		(2,573,789)		76,919,450
Total assets	Ps.	277,027,754	Ps.	61,085,783	Ps.	3,913,208	Ps.	23,734,754	Ps.	(37,902,116)	Ps.	327,859,383
Liabilities
Customer deposits	Ps.	196,217,644	Ps.	8,581,604	Ps.	1,343	Ps.	—	Ps.	(3,928,414)	Ps.	200,872,177
Financial obligations		47,135,767		22,912,869		35,037		6,021,671		(3,281,569)		72,823,775
Other liabilities (4)		7,124,590		13,157,642		636,416		217,203		(135,338)		21,000,513
Total liabilities	Ps.	250,478,001	Ps.	44,652,115	Ps.	672,796	Ps.	6,238,874	Ps.	(7,345,321)	Ps.	294,696,465
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	The balance in segment Holding corresponds to a bond issued by BAC International Bank Incorporated acquired by Grupo Aval Limited.
(3)	Includes cash and cash equivalents for Ps. 16,998,859; intangible assets Ps. 19,296,486; other accounts receivable, net Ps. 27,958,402, tangible assets Ps. 7,243,441; income tax assets Ps. 4,778,103; non-current assets held for sale Ps. 105,214 mainly on Banking Services segment and other assets Ps. 538,945.
(4)	Includes trading liabilities Ps. 1,011,934; hedging derivative liabilities Ps. 21,658; income tax liabilities Ps. 5,863,966; employee benefits Ps. 1,003,303; provisions Ps. 1,102,671 and other liabilities Ps. 11,996,981.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Statement of income as of December 31, 2024

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
External income
Interest income	Ps.	26,716,061	Ps.	1,075,774	Ps.	50,185	Ps.	339,912	Ps.	—	Ps.	28,181,932
Income from commissions and fees (2)		3,294,723		146,777		1,174,644		—		—		4,616,144
Income from sales of goods and services (2)		100,418		10,865,477		82,705		—		—		11,048,600
Net trading income		767,661		379,415		257,153		175		—		1,404,404
Net income from other financial instruments mandatory at fair value through profit or loss		—		350,919		—		—		—		350,919
Share of profit of equity accounted investees, net of tax		55,273		317,598		—		5,525		—		378,396
Dividends		13,026		135,426		—		—		—		148,452
Foreign exchange loss, net		(109,143)		(370,942)		20,423		4,844		—		(454,818)
Other income (3)		745,291		82,815		(10,439)		971		—		818,638
Total external income	Ps.	31,583,310	Ps.	12,983,259	Ps.	1,574,671	Ps.	351,427	Ps.	—	Ps.	46,492,667

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	334,354	Ps.	54,111	Ps.	1,158	Ps.	37,181	Ps.	(426,804)	Ps.	—
Income from commissions and fees (2)		39,095		4,401		1,295		284,991		(329,782)		—
Income from sales of goods and services (2)		31,575		1,929		11,270		—		(44,774)		—
Net trading income		60		765		(634)		—		(191)		—
Share of profit of equity accounted investees, net of tax		624,213		504		—		837,685		(1,462,402)		—
Dividends		698		2,246		—		—		(2,944)		—
Other income (3)		28,973		20,217		2,261		150		(51,601)		—
Total intersegment income	Ps.	1,058,968	Ps.	84,173	Ps.	15,350	Ps.	1,160,007	Ps.	(2,318,498)	Ps.	—
Total income	Ps.	32,642,278	Ps.	13,067,432	Ps.	1,590,021	Ps.	1,511,434	Ps.	(2,318,498)	Ps.	46,492,667

Expenses
Interest expense	Ps.	(17,922,353)	Ps.	(3,064,905)	Ps.	(6,253)	Ps.	(371,581)	Ps.	450,759	Ps.	(20,914,333)
Net impairment loss on financial assets		(4,126,166)		(54,379)		(6,725)		805		1,428		(4,185,037)
Expenses from commissions and fees		(947,225)		(17,083)		(101,226)		(465)		33,649		(1,032,350)
Costs and expenses of sales goods and services		(490,891)		(8,015,947)		(87,090)		—		22,683		(8,571,245)
Depreciation and amortization		(677,760)		(15,167)		(19,778)		(1,774)		1,833		(712,646)
Personnel expenses		(2,824,427)		(159,076)		(185,876)		(42,295)		83		(3,211,591)
Administrative expenses		(4,293,897)		(199,286)		(269,299)		(37,046)		326,114		(4,473,414)
Income tax expense		27,428		(668,076)		(262,774)		(42,586)		(419)		(946,427)
Other expenses (4)		(249,405)		(7,682)		3,119		(152)		(27)		(254,147)
Total expenses	Ps.	(31,504,696)	Ps.	(12,201,601)	Ps.	(935,902)	Ps.	(495,094)	Ps.	836,103	Ps.	(44,301,190)
Net income for the year	Ps.	1,137,582	Ps.	865,831	Ps.	654,119	Ps.	1,016,340	Ps.	(1,482,395)	Ps.	2,191,477
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	See note 28, net income from contracts with customers.
(3)	Includes Net gain on sale of debt securities for Ps. 150,169; Gain on the sale of non-current assets held for sale Ps. 23,597; net gain in asset valuation Ps. 26,999 and other operating income Ps. 617,873.
(4)	Includes loss from sale of non-current assets held for sale Ps. (2,160) and other operating expenses Ps. (251,987).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Revenue from contracts with customers as of December, 2024

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total

Revenue from contracts with customers (2)	Ps.	3,465,811	Ps.	11,018,584	Ps.	1,269,914	Ps.	284,991	Ps.	(374,556)	Ps.	15,664,744

Timing of revenue recognition
At a point in time		165,173		523,221		84,808		284,991		(305,642)		752,551
Over time		3,300,638		10,495,363		1,185,106		—		(68,914)		14,912,193
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	See note 28, net income from contracts with customers.

Statement of Financial Position as of December 31, 2023

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Assets
Trading assets	Ps.	8,987,130	Ps.	4,339,052	Ps.	2,197,618	Ps.	256	Ps.	(72,935)	Ps.	15,451,121
Investment securities (2)		28,140,335		4,323,998		470,474		2,359,521		(868,635)		34,425,693
Hedging derivatives assets		47,975		687		—		—		—		48,662
Investments in associates and joint ventures		11,825,193		997,597		—		19,060,746		(30,592,853)		1,290,683
Loans, net		174,849,356		2,660,449		—		1,239,785		(2,581,535)		176,168,055
Other assets (3)		30,346,277		44,959,411		903,887		411,537		(2,823,730)		73,797,382
Total assets	Ps.	254,196,266	Ps.	57,281,194	Ps.	3,571,979	Ps.	23,071,845	Ps.	(36,939,688)	Ps.	301,181,596
Liabilities
Customer deposits	Ps.	177,750,657	Ps.	8,169,647	Ps.	1,287	Ps.	—	Ps.	(3,934,195)	Ps.	181,987,396
Financial obligations		41,562,702		21,455,386		97,565		5,512,298		(3,086,612)		65,541,339
Other liabilities (4)		9,258,820		12,134,042		601,505		382,088		(244,010)		22,132,445
Total liabilities	Ps.	228,572,179	Ps.	41,759,075	Ps.	700,357	Ps.	5,894,386	Ps.	(7,264,817)	Ps.	269,661,180

(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	The balance in segment Holding corresponds to a bond issued by BAC International Bank Incorporated acquired by Grupo Aval Limited.
(3)	Includes cash and cash equivalents for Ps. 18,597,861; intangible assets Ps. 18,141,916; other accounts receivable, net Ps. 25,617,225, tangible assets Ps. 6,995,890; income tax assets Ps. 3,877,749; non-current assets held for sale Ps. 101,184 mainly on Banking Services segment and other assets Ps. 465,557.
(4)	Includes trading liabilities Ps. 2,154,361; Hedging derivative liabilities Ps. 217,566; income tax liabilities Ps. 5,814,987; employee benefits Ps. 907,808; provisions Ps. 1,083,283 and other liabilities Ps. 11,954,440.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Statement of Income as of December 31, 2023

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
External income
Interest income	Ps.	27,293,337	Ps.	1,149,086	Ps.	117,076	Ps.	359,905	Ps.	—	Ps.	28,919,404
Income from commissions and fees (2)		3,243,740		134,252		978,344		—		—		4,356,336
Income from sales of goods and services (2)		107,864		11,069,075		46,617		—		—		11,223,556
Net trading income		(1,245,312)		34,383		294,784		96		—		(916,049)
Net income from other financial instruments mandatory at fair value through profit or loss		—		323,685		—		—		—		323,685
Share of profit of equity accounted investees, net of tax		41,277		326,328		—		3,792		—		371,397
Dividends		11,252		115,022		—		—		—		126,274
Foreign exchange loss, net		1,575,043		692,134		(11,757)		(1,495)		—		2,253,925
Other income (3)		817,906		153,118		28,419		267		—		999,710
Total external income	Ps.	31,845,107	Ps.	13,997,083	Ps.	1,453,483	Ps.	362,565	Ps.	—	Ps.	47,658,238

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	376,228	Ps.	158,256	Ps.	3,588	Ps.	31,624	Ps.	(569,696)	Ps.	—
Income from commissions and fees (2)		29,127		1,979		254		292,641		(324,001)		—
Income from sales of goods and services (2)		2,324		1,844		38,373		—		(42,541)		—
Net trading income		80		2,202		5,315		—		(7,597)		—
Share of profit of equity accounted investees, net of tax		830,683		(341)		—		642,720		(1,473,062)		—
Dividends		453		1,449		—		—		(1,902)		—
Foreign exchange loss, net		—		—		—		—		—		—
Other income (3)		53,109		(446)		(24,025)		835		(29,473)		—
Total intersegment income	Ps.	1,292,004	Ps.	164,943	Ps.	23,505	Ps.	967,820	Ps.	(2,448,272)	Ps.	—
Total income	Ps.	33,137,111	Ps.	14,162,026	Ps.	1,476,988	Ps.	1,330,385	Ps.	(2,448,272)	Ps.	47,658,238

Expenses
Interest expense	Ps.	(19,260,207)	Ps.	(3,471,779)	Ps.	(56,927)	Ps.	(519,869)	Ps.	676,352	Ps.	(22,632,430)
Net impairment loss on financial assets		(4,170,048)		(28,175)		1,965		12,578		1,286		(4,182,394)
Expenses from commissions and fees		(910,751)		(16,104)		(104,773)		(430)		28,245		(1,003,813)
Costs and expenses of sales goods and services		(443,840)		(7,498,858)		(79,794)		—		16,895		(8,005,597)
Depreciation and amortization		(639,717)		(14,028)		(16,786)		(1,736)		1,776		(670,491)
Personnel expenses		(2,672,717)		(147,303)		(195,469)		(39,779)		100		(3,055,168)
Administrative expenses		(4,185,245)		(178,885)		(259,331)		(67,494)		323,953		(4,367,002)
Income tax expense		184,941		(1,268,268)		(172,943)		(56,966)		2,802		(1,310,434)
Other expenses (4)		(212,354)		(8,459)		(32,721)		82,111		(82,370)		(253,793)
Total expenses	Ps.	(32,309,938)	Ps.	(12,631,859)	Ps.	(916,779)	Ps.	(591,585)	Ps.	969,039	Ps.	(45,481,122)
Net income for the year	Ps.	827,173	Ps.	1,530,167	Ps.	560,209	Ps.	738,800	Ps.	(1,479,233)	Ps.	2,177,116

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	See note 28, net income from contracts with customers.
(3)	Includes Net gain on sale of debt and equity securities for Ps. 108,773; Gain on the sale of non-current assets held for sale Ps. 48,589; net gain in asset valuation Ps. 74,886 and other operating income Ps. 767,462.
(4)	Includes loss from sale of non-current assets held for sale Ps. (595) and other operating expenses Ps. (253,198).

Revenue from contracts with customers at December, 2023

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total

Revenue from contracts with customers (2)	Ps.	3,383,055	Ps.	11,207,150	Ps.	1,063,588	Ps.	292,641	Ps.	(366,542)	Ps.	15,579,892

Timing of revenue recognition
At a point in time		142,134		400,146		75,527		292,641		(304,433)		606,015
Over time		3,240,921		10,807,004		988,061		—		(62,109)		14,973,877
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	See note 28, net income from contracts with customers.

Statement of Income as of December 31, 2022

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
External income
Interest income	Ps.	18,321,381	Ps.	—	Ps.	723,488	Ps.	98,302	Ps.	259,861	Ps.	—	Ps.	19,403,032
Income from commissions and fees (3)		2,865,336		—		127,609		881,494		—		—		3,874,439
Income from sales of goods and services (3)		88,093		—		11,986,518		66,716		—		—		12,141,327
Net trading income		1,207,099		—		388,350		(35,975)		152		—		1,559,626
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		278,751		—		—		—		278,751
Share of profit of equity accounted investees, net of tax		41,904		—		326,448		—		4,425		—		372,777
Dividends		17,696		—		102,192		—		—		—		119,888
Foreign exchange loss, net		(1,286,774)		—		(483,627)		(54,771)		(546)		—		(1,825,718)
Other income (4)		583,001		—		(98,871)		(738)		1,090		—		484,482
Discontinued operations (5)		455,908		544,890		—		—		(134,632)		—		866,166
Total external income	Ps.	22,293,644	Ps.	544,890	Ps.	13,350,858	Ps.	955,028	Ps.	130,350	Ps.	—	Ps.	37,274,770

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
Intersegment income
Interest income	Ps.	240,317	Ps.	—	Ps.	110,250	Ps.	7,958	Ps.	172,312	Ps.	(530,837)	Ps.	—
Income from commissions and fees (3)		23,981		—		1,502		3,682		282,924		(312,089)		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
Income from sales of goods and services (3)		26,225		—		1,603		4,573		—		(32,401)		—
Net trading income		—		—		(387)		(1,639)		—		2,026		—
Share of profit of equity accounted investees, net of tax		884,067		—		427		—		1,915,871		(2,800,365)		—
Dividends		298		—		1,876		—		—		(2,174)		—
Foreign exchange loss, net		—		—		—		—		—		—
Other income (4)		12,832		—		36		2,906		369		(16,143)		—
Discontinued operations (5)		—		—		—		—		596,648		(596,648)		—
Total intersegment income	Ps.	1,187,720	Ps.	—	Ps.	115,307	Ps.	17,480	Ps.	2,968,124	Ps.	(4,288,631)	Ps.	—
Total income	Ps.	23,481,364	Ps.	544,890	Ps.	13,466,165	Ps.	972,508	Ps.	3,098,474	Ps.	(4,288,631)	Ps.	37,274,770

Expenses
Interest expense	Ps.	(9,602,059)	Ps.	—	Ps.	(2,030,256)	Ps.	(63,207)	Ps.	(517,383)	Ps.	548,510	Ps.	(11,664,395)
Net impairment loss on financial assets		(2,447,198)		—		(14,266)		(7,782)		(23,840)		(62)		(2,493,148)
Expenses from commissions and fees		(767,204)		—		(17,175)		(193,124)		(19,992)		26,819		(970,676)
Costs and expenses of sales goods and services		(487,142)		—		(7,059,820)		(63,049)		—		13,780		(7,596,231)
Depreciation and amortization		(620,298)		—		(11,492)		(14,486)		(1,766)		2,296		(645,746)
Personnel expenses		(2,493,399)		—		(123,104)		(168,450)		(48,933)		92		(2,833,794)
Administrative expenses		(3,569,706)		—		(126,670)		(195,071)		(116,899)		304,747		(3,703,599)
Income tax expense		(405,748)		—		(1,753,733)		(92,993)		(18,802)		(128)		(2,271,404)
Other expenses (6)		(178,160)		—		(28,251)		(19,152)		(1,185)		104		(226,644)
Total expenses	Ps.	(20,570,914)	Ps.	—	Ps.	(11,164,767)	Ps.	(817,314)	Ps.	(748,800)	Ps.	896,158	Ps.	(32,405,637)
Net income for the year	Ps.	2,910,450	Ps.	544,890	Ps.	2,301,398	Ps.	155,194	Ps.	2,349,674	Ps.	(3,392,473)	Ps.	4,869,133
(1)See note 1.1. “Discontinued operations of BAC Holding”.
(2)Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(3)See note 28, net income from contracts with customers.
(4)Includes Net gain on sale of debt and equity securities for Ps. (134,699); Gain on the sale of non-current assets held for sale Ps. 10,487; net gain in asset valuation Ps. 50,463 and other operating income Ps. 558,231.
(5)See note 1.1. “Discontinued operations of BAC Holding”.
(6)Includes loss from sale of non-current assets held for sale Ps. (800) and other operating expenses Ps. (225,844).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

Revenue from contracts with customers as of December, 2022

		Banking Services		BAC Holding International Corp. (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total

Revenue from contracts with customers (3)	Ps.	3,003,635	Ps.	—	Ps.	12,117,232	Ps.	956,465	Ps.	282,924	Ps.	(344,490)	Ps.	16,015,766

Timing of revenue recognition
At a point in time		318,011		—		193,572		62,743		282,924		(289,876)		567,374
Over time		2,685,624		—		11,923,660		893,722		—		(54,614)		15,448,392
(1)	See note 1.1. “Discontinued operations of BAC Holding”.
(2)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(3)	See note 28, net income from contracts with customers.

Reconciliation of net income, assets and liabilities of the reportable operating segments

Main eliminations of total income, expenses, assets and liabilities between segments with the corresponding consolidated entries at the level of Grupo Aval are:

●	Loans and financial obligations.
●	Investments in term deposits and outstanding bonds of in other segments.
●	Investments and non- controlling interests.
●	Leases and commissions pay between entities of Grupo Aval.
●	Expenses and incomes from commissions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

31.5     Analysis of Revenues by Products and Services

Grupo Aval’s revenues are analyzed in each segment by products and services, in the statement of income.

31.6 Income by Country

Grupo Aval’s revenues for each individual country for which revenues are significant, are the following during the years ended December 31, 2024, 2023 and 2022:

		December 31, 2024

		Country
		Colombia		Panamá		Barbados		Perú		Other countries (1)		Total income
Interest income	Ps.	26,125,728	Ps.	1,938,704	Ps.	74,752	Ps.	42,731	Ps.	17	Ps.	28,181,932
Income from commissions and fees		4,459,083		153,998		2,565		—		498		4,616,144
Commissions on banking services		1,596,470		127,875		2,565		—		498		1,727,408
Pension and severance fund management		1,174,608		—		—		—		—		1,174,608
Fees on credit cards		962,397		25,576		—		—		—		987,973
Trust activities and portfolio management services		495,929		—		—		—		—		495,929
Storage services		181,804		—		—		—		—		181,804
Commissions on drafts, checks and checkbooks		19,575		547		—		—		—		20,122
Office network services		16,289		—		—		—		—		16,289
Other commissions		12,011		—		—		—		—		12,011
Share of profit of equity accounted investees, net of tax		378,396		—		—		—		—		378,396
Dividends		141,867		6,585		—		—		—		148,452
Income from sales of goods and services		10,009,174		—		—		1,039,426		—		11,048,600
Energy and gas		5,893,834		—		—		1,015,088		—		6,908,922
Infrastructure		2,950,048		—		—		—		—		2,950,048
Hotels		606,880		—		—		24,338		—		631,218
Agribusiness		309,868		—		—		—		—		309,868
Other services		248,544		—		—		—		—		248,544
Other income		1,846,365		256,415		286		16,072		5		2,119,143
Total income	Ps.	42,960,613	Ps.	2,355,702	Ps.	77,603	Ps.	1,098,229	Ps.	520	Ps.	46,492,667
(1)	Costa Rica and Brazil.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		December 31, 2023

		Country
		Colombia		Panamá		Barbados		Perú		Costa Rica		Total income
Interest income	Ps.	26,954,361	Ps.	1,852,433	Ps.	62,818	Ps.	49,582	Ps.	210	Ps.	28,919,404
Income from commissions and fees		4,196,458		157,526		2,116		119		117		4,356,336
Commissions on banking services		1,526,772		134,216		2,116		119		117		1,663,340
Fees on credit cards		986,721		22,751		—		—		—		1,009,472
Pension and severance fund management		978,504		—		—		—		—		978,504
Trust activities and portfolio management services		463,194		—		—		—		—		463,194
Storage services		188,191		—		—		—		—		188,191
Commissions on drafts, checks and checkbooks		22,382		559		—		—		—		22,941
Office network services		21,638		—		—		—		—		21,638
Other commissions		9,056		—		—		—		—		9,056
Share of profit of equity accounted investees, net of tax		371,397		—		—		—		—		371,397
Dividends		119,988		6,286		—		—		—		126,274
Income from sales of goods and services		10,305,957		—		—		917,599		—		11,223,556
Energy and gas		5,263,794		—		—		894,822		—		6,158,616
Infrastructure		3,954,197		—		—		—		—		3,954,197
Hotels		576,118		—		—		22,777		—		598,895
Agribusiness		296,804		—		—		—		—		296,804
Other services		215,044		—		—		—		—		215,044
Other income		2,500,392		155,595		(294)		5,584		(6)		2,661,271
Total income	Ps.	44,448,553	Ps.	2,171,840	Ps.	64,640	Ps.	972,884	Ps.	321	Ps.	47,658,238

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		December 31, 2022

		Country
		Colombia		Panamá		Barbados		Perú		Other countries (1)		Total income
Interest income	Ps.	17,882,243	Ps.	1,445,425	Ps.	41,664	Ps.	33,550	Ps.	150	Ps.	19,403,032
Income from commissions and fees		3,731,370		140,491		2,398		46		134		3,874,439
Commissions on banking services		1,410,232		120,512		2,398		46		134		1,533,322
Pension and severance fund management		885,420		—		—		—		—		885,420
Fees on credit cards		816,587		19,459		—		—		—		836,046
Trust activities and portfolio management services		353,285		—		—		—		—		353,285
Storage services		187,237		—		—		—		—		187,237
Commissions on drafts, checks and checkbooks		24,661		520		—		—		—		25,181
Office network services		24,935		—		—		—		—		24,935
Other commissions		29,013		—		—		—		—		29,013
Share of profit of equity accounted investees, net of tax		372,777		—		—		—		—		372,777
Dividends		108,343		11,545		—		—		—		119,888
Income from sales of goods and services		11,198,953		—		—		942,374		—		12,141,327
Energy and gas		4,797,942		—		—		920,866		—		5,718,808
Infrastructure		5,330,193		—		—		—		—		5,330,193
Hotels		510,829		—		—		21,508		—		532,337
Agribusiness		340,984		—		—		—		—		340,984
Other services		219,005		—		—		—		—		219,005
Other income		370,640		115,657		(616)		11,146		314		497,141
Total income from continuing operations	Ps.	33,664,326	Ps.	1,713,118	Ps.	43,446	Ps.	987,116	Ps.	598	Ps.	36,408,604
Discontinued operations (2)		866,166		—		—		—		—		866,166
Total income	Ps.	34,530,492	Ps.	1,713,118	Ps.	43,446	Ps.	987,116	Ps.	598	Ps.	37,274,770
(1)	Costa Rica and Grand Cayman.
(2)	Correspond to reclassification for comparability of the movements of BAC Holding consider the deconsolidation of this entity during year 2022.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

During the years ended December 31, 2024, 2023 and 2022, Grupo Aval reported no concentration of revenue in customers with more than a 10% share of revenue from ordinary activities.

The foregoing analysis is based on the customer's domicile. Income from off- shore entities of Colombian customers are reported as income from Colombia. The revenues include income from interest, fees, commissions and other operating income.

31.7 Non-current assets by Country

The main non-current assets are detailed below according to the presentation based on the degree of liquidity for each country for the periods ending December 31, 2024 and 2023:

December 31, 2024	Own – use Property, plant and equipment, net (1)		Intangible assets (2)
Colombia	Ps.	4,053,729	Ps.	15,707,679
Panamá		359,176		291,221
Perú		187,063		3,296,377
Barbados		137		1,209
Total	Ps.	4,600,105	Ps.	19,296,486

December 31, 2023	Own – use Property, plant and equipment, net (1)		Intangible assets (2)
Colombia	Ps.	3,979,113	Ps.	15,303,358
Panamá		326,976		258,404
Perú		121,544		2,579,249
Barbados		170		905
Total	Ps.	4,427,803	Ps.	18,141,916

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

The table below shows the total assets of unconsolidated structured entities in which Grupo Aval had an interest at the reporting date and its maximum exposure to loss in relation to those interests:

Nature and risks associated with Grupo Aval’s interests in unconsolidated structured entities

	Grupo		Funds
	Aval’s managed		managed by other
December 31, 2024	funds		entities(1)		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	4,138,387	Ps.	3,099,853	Ps.	7,238,240
Other account receivables		36,578		107		36,685
Total assets in relation to Grupo Aval’s interests in the unconsolidated structured entities		4,174,965		3,099,960		7,274,925
Grupo Aval’s maximum exposure (*)	Ps.	4,174,965	Ps.	3,099,960	Ps.	7,274,925

(1) Includes the Private Equity Fund Pactia Inmobiliario, as of October 29, 2024, for a value of Ps. 324,220.

(*) Represent 2.22%, respectively of the Grupo Aval’s managed funds total assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

NOTE 33 - TRANSFERS OF FINANCIAL ASSETS

Grupo Aval and its Subsidiaries enters into transactions in its normal course of business by which it transfers financial assets to third parties. Depending on the circumstances, these transfers may either result in these financial assets being derecognized or continuing to be recognized in Grupo Aval´s financial statements.

Transferred financial assets not qualifying for full derecognition

i.	Sale and repurchase agreements

Sales and repurchase agreements are transactions in which Grupo Aval sells securities and simultaneously agrees to repurchase them (or assets that are substantially the same) at a fixed price on a future date. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because Grupo Aval and its Subsidiaries sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2024, the financial assets held for trading that are being used as collateral under repurchase agreements amounted to Ps. 6,451,082 and as of December 31, 2023 Ps. 2,853,286 (see note 5.1.1 only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC), the financial investments debt securities at amortized cost that are being used as collateral under repurchase agreements as of December 2024 amounted to Ps. 4,076,356 and as of December 31, 2023 Ps. 3,208,890 (see note 9.3.1) and the financial investments debt securities FVOCI that are being used as collateral under repurchase agreements as of December 2024 amounted to Ps. 10,190,595 and as of December 31, 2023 Ps. 10,786,312 (see note 5.1.2 only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC).

ii.	Securities lending

As of December 31, 2024, and 2023 Grupo Aval has not recorded securities lending.

Transfer of financial assets that are derecognized in their entirety.

i.     Securitizations

As of December 31, 2024, and 2023 Grupo Aval has not recorded securitizations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

NOTE 34 – RELATED PARTIES

To verify the correct identification of relationships and transaction with related parties, Grupo Aval has established a specific formal Procedure for the Identification and Disclosure of Balances and Transactions with Related Parties.

In application of this procedure, our members of the Board of Directors and our key management personnel are periodically required to identify close family members and entities over which such persons have significant influence. This procedure was carried out through a written request containing the criteria that such person must consider in order to provide information on close family members and entities that must be disclosed as their related parties.

In addition, Grupo Aval Vice-Presidency of Accounting Consolidation periodically performs an evaluation of its controlling and non-controlling investments in other entities to identify if such entities should be treated as a related entity.

The following are some of the guidelines included in the above-mentioned corporate framework:

●	Grupo Aval and its Subsidiaries shall permanently carry out the registration of the operations performed with related parties, identifying the type of operation, its purpose, economic conditions and authorizations received when applicable.
●	Grupo Aval and its Subsidiaries shall establish limits of indebtedness or exposure and perform constant monitoring of the intragroup operations, complying for such purpose with the restrictions set forth under applicable regulations.
●	All intragroup operations shall be fully identified by accounting areas of the respective entities.
●	Authorization levels are defined within the governance and control structure, assigned as may be deemed adequate as a function of the magnitude and type of transaction, keeping the evidence of such authorizations.
●	It should be verified that related party transactions are carried out for a good and valuable consideration, at market conditions, maintaining a financial equilibrium in the relationships between the entities participating in the operation.

Balances as of the year ended December 31, 2024 and 2023, with related parties, are detailed in the following tables:

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2024	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Cash and equivalents	Ps.	—	Ps.	—	Ps.	—	Ps.	1,489	Ps.	—
Financial assets in investments		—		—		1,757,813		2,317,449		—
Financial assets in credit operations		22,120		6,821		702,904	(**)	2,854,618		3,584
Accounts receivable		—		17		21,281		1,625,006		37
Other assets		—		31		16,301		60,860		—

Liabilities
Deposits	Ps.	206,174	Ps.	30,417	Ps.	166,009	Ps.	1,467,708	Ps.	6,986
Accounts payable		333		267		26,934		265,585		2
Financial obligations		—		—		—		1,472		—
Other liabilities		—		—		15,900		9,634		22

(*) Include family members

(**) Include one loan for Ps. 1,196,398 at 36 months with SOFR rate 3M + 3.5%, regarding to loan IBR rate 3M + 4.5% , was paid in December 2024

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2023	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Cash and equivalents	Ps.	—	Ps.	—	Ps.	—	Ps.	863	Ps.	—
Financial assets in investments		—		—		1,533,531		2,008,318		—
Financial assets in credit operations		14,141		7,537		742,607	(**)	2,884,514		138,645
Accounts receivable		28		12		34,908		1,945,671		68
Other assets		—		—		12,651		59,511		—

Liabilities
Deposits	Ps.	187,385	Ps.	27,531	Ps.	95,101	Ps.	1,420,051	Ps.	15,432
Accounts payable		683		314		20,173		417,908		2
Financial obligations		85		1,237		3		4,774		—
Other liabilities		—		—		61		53		—

(*) Include family members

(**) Includes two loans for Ps. 1,037,413 at 36 months with SOFR rate 3M + 3.5% and Ps. 202,371 at 24 months with IBR rate 3M + 4.5%, granted to an entity controlled by the ultimate beneficial owner of the Group

Transactions during the years ended as of December 31, 2024, 2023 and 2022, with related parties are as follows:

a.	Profit or loss

	Individuals					Entities
	Individuals with									Entities with
	control			Key		Associates		Entities		significant
	over Grupo			management		and joint		controlled by		influence by
December 31, 2024	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	492	Ps.	516	Ps.	101,632	Ps.	558,438	Ps.	504
Fees income and commissions		15		25		65,007		155,392		33
Leases		—		—		1,751		26		—
Other income		—		7		458,918		8,879		40

Expenses
Financial expenses	Ps.	(2,539)	Ps.	(1,311)	Ps.	(10,639)	Ps.	(73,476)	Ps.	(490)
Fees expenses and commissions		(4)		(3,939)		(132,153)		(2,524)		(52)
Operating expenses		(579)		(9,348)		(1,147)		(5,139)		—
Other expenses		(16)		(41)		(170,952)		(96,707)		(1)

(*) Include family members

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2023	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	550	Ps.	611	Ps.	92,029	Ps.	618,120	Ps.	24,009
Fees income and commissions		4		25		28,853		157,205		33
Leases		—		—		1,574		76		—
Other income		3		14		480,565		30,809		51

Expenses
Financial expenses	Ps.	(4,412)	Ps.	(3,581)	Ps.	(10,337)	Ps.	(80,165)	Ps.	(281)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Individuals		Entities
					Entities
					with
	Individuals with			Entities	significant
	control	Key	Associates	controlled	influence
	over Grupo	management	and joint	by	by
December 31, 2023	Aval (*)	personnel (*)	ventures	individuals	individuals
Fees expenses and commissions	(4)	(2,801)	(91,646)	(4,044)	(171)
Operating expenses	(706)	(15,735)	(408)	(5,517)	—
Other expenses	(11)	(8)	(173,899)	(100,632)	—

(*) Include family members

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2022	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	501	Ps.	578	Ps.	45,585	Ps.	342,962	Ps.	20,418
Fees income and commissions		3		69		29,161		169,629		6
Leases		—		—		1,499		—		—
Other income		5		6		510,803		28,818		36

Expenses
Financial expenses	Ps.	(2,458)	Ps.	(2,253)	Ps.	(13,370)	Ps.	(119,330)	Ps.	(211)
Fees expenses and commissions		(4)		(2,153)		(59,554)		(5,028)		(400)
Operating expenses		(905)		(11,277)		(502)		(3,181)		—
Other expenses		(8)		(3,190)		(213,080)		(98,920)		(35)

(*) Include family members

b.	Compensation of Key Management Personnel

The compensation received by the key personnel of the management comprises the following:

	Year ended as of
	December 31,		December 31,		December 31,
Items	2024		2023		2022
Salaries	Ps.	38,904	Ps.	36,222	Ps.	34,852
Short term benefits for employees		4,731		6,741		17,686
Termination benefits		—		8,754		—
Long term benefits for employees		541		—		—
Fees		3,939		2,418		1,917
Total	Ps.	48,115	Ps.	54,135	Ps.	54,455

Transactions with our related parties correspond primarily to the normal course of banking business activities carried out under market conditions. Such transactions include demand and saving deposits, time deposits, commercial, consumer and mortgage loans, financial leases, payment of dividends and or interest.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

NOTE 35 – SUBSEQUENT EVENTS

1.	The General Meeting of Shareholders that took place on March 28, 2025, approved the following:

Net income for period ended December 31, 2024 included in the unconsolidated financial statements of Grupo Aval	Ps.	999,886
Occasional reserve release at the disposal of the General Meeting of Shareholders	Ps.	7,366,473
Total Income available for disposal of the General Meeting of Shareholders	Ps.	8,366,359
Dividends

To distribute a cash profit of Ps. 2.30 per share per month during the months of April 2025 to March 2026, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting.

Total dividends declared	Ps.	655,320
Total shares outstanding		23,743,475,754

To Occasional reserve at the disposal of General Meeting of Shareholders	Ps.	7,711,039

In a meeting held on March 3, 2025, Grupo Aval’s Board of Directors approved the presentation of the consolidated financial statements under Colombian IFRS and the accompanying notes for the period ended December 31, 2024, for consideration of the General Meeting of Shareholders.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ María Lorena Gutiérrez Botero
	Name:	María Lorena Gutiérrez Botero
	Title:	President

Date: April 28, 2025