Form 20-F
period 2025-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2026-04-17
CIK 1504764

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Preferred shares: 7,565,150,834

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso”, “pesos”, or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars”, “dollars” or “U.S.$” are to United States dollars. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of Ps 3,757.1 per U.S.$1.00, which was the representative market rate published on December 31, 2025. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 10, 2026 the representative market rate was Ps 3,631.49 per U.S. $1.00.

Definitions

In this annual report, unless otherwise indicated or the context otherwise requires, the terms:

●	“Aval Banca de Inversión” means Aval Banca de Inversión S.A.S.;
●	“Aval Casa de Bolsa” means Aval Casa de Bolsa S.A.;
●	“Aval Fiduciaria” means Aval Fiduciaria S.A.;
●	“AVC” means Aval Valor Compartido S.A.S.;
●	“AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

●	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;
●	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;
●	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;
●	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., and their respective consolidated subsidiaries;
●	“BHI” means BAC Holding International, Corp. (formerly Leasing Bogotá S.A., Panamá or LB Panamá) and its consolidated subsidiaries;
●	“Central Bank” or “Colombian Central Bank” means the Central Bank of Colombia (Banco de la República);
●	“Corficolombiana” or “Corfi” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;
●	“Gou Payments” means Gou Payments S.A. EASPBV;
●	“Grupo Aval”, “we”, “us”, “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;
●	“Multi Financial Group” or “MFG” means Multi Financial Group Inc. and its consolidated subsidiaries.
●	“Multi Financial Holding” or “MFH” means Multi Financial Holding Inc. and its consolidated subsidiaries.
●	“Porvenir” means Sociedad Administradora de Fondos de Pensiones, Cesantías y Del Componente Complementario De Ahorro Individual Porvenir S.A. and its consolidated subsidiary; and
●	“Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a supervisory authority ascribed to the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público),

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

Our consolidated financial statements at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024, and 2023 are included in this annual report and referred to as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the audited consolidated financial statements included herein in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), which we refer to as “IFRS”.

We and our Colombian subsidiaries prepare consolidated financial statements for publication in Colombia under IFRS as adopted by the Superintendency of Finance in accordance with Decree 1851 of 2013 and 3023 of 2013, as modified by Decrees 2420 and 2496 of 2015, 2131 of 2016, 2170 of 2017, 2483 of 2018, 2270 of 2019, 1432 of 2020, 938 of 2021 and 1611 of 2022.

Separate financial statements for us and our financial subsidiaries in Colombia are based on IFRS issued by the IASB in Spanish as of December 31, 2025 (which we refer to as “Colombian IFRS”), and pursuant to certain requirements under Colombian regulations. As a result, rules subsequently issued by the IASB are not applicable under Colombian IFRS. Our separate financial statements for local purposes, differ from IFRS as issued by the IASB in the following principal aspects:

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

On November 27, 2025, Banco de Bogotá’s subsidiary Multi Financial Holding, Inc. entered into a share purchase agreement with BAC International Corporation (“BIC”), a subsidiary of BAC Holding International Corp., for the disposal of 17,069,875 shares representing 99.569068% of the issued and outstanding shares of Multi Financial Group Inc. (“MFG”), the parent company of Multibank, Inc., at a price of U.S. $26.8611 per share. On March 18, 2026, after obtaining the required regulatory authorizations and fulfilling all agreed conditions precedent, the transaction was completed at a total price of U.S.$464 million (Ps 1,719.7 billion).

Based on the foregoing, at December 31, 2025, our subsidiary, MFG, is presented as a non-current asset held for sale, together with liabilities directly associated with the assets classified as held for sale, resulting in a discontinued operation for the years 2025, 2024 and 2023. In accordance with IFRS, our consolidated Statement of financial position at December 31, 2024, has not been retrospectively adjusted.

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

“Grupo Aval aggregate” data reflects the sum of the separate financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas) or our four Colombian trust and fiduciary management subsidiaries (Aval Fiduciaria, Fiduciaria Bogotá, Fiduciaria de Occidente and Fiduciaria Popular) as reported to the Superintendency of Finance under Colombian IFRS.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.          Offer statistics

Not applicable.

B.          Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.[Reserved]

Selected financial data

The following financial data of Grupo Aval at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been derived from our audited consolidated financial statements prepared in accordance with IFRS, included in this report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and Financial Review and Prospects” included in this annual report.

Statement of income data

IFRS

	Grupo Aval
	For the years ended December
	2025	2024	2023

	(in Ps billions, except share and per share data)
Total interest income	25,919.2	26,971.9	27,651.7
Total interest expense	(18,047.9)	(20,044.5)	(21,756.4)
Net interest income	7,871.3	6,927.4	5,895.3
Impairment loss on loans and other accounts receivable	(4,268.2)	(4,615.6)	(4,596.0)
Impairment (loss) recovery on other financial assets	(6.9)	(5.0)	10.8
Recovery of charged-off financial assets	736.3	574.3	555.8
Net impairment loss on financial assets	(3,538.9)	(4,046.3)	(4,029.5)
Net interest income, after impairment losses	4,332.4	2,881.1	1,865.8
Net income from commissions and fees	3,660.0	3,476.0	3,241.5
Gross profit from sales of goods and services	2,087.7	2,477.4	3,218.0
Net income (loss) trading	1,402.0	1,401.7	(919.2)
Net income from other financial instruments mandatorily at fair value through profit or loss	623.2	350.9	323.7
Other income	1,415.8	646.2	3,568.8
Other expenses	(8,899.9)	(8,125.5)	(7,875.4)
Net income before tax expense	4,621.2	3,107.8	3,423.2
Income tax expense	(1,432.7)	(942.0)	(1,309.1)
Net income from continuing operations	3,188.5	2,165.8	2,114.1
Net income from discontinued operations, net of tax	26.6	25.7	63.0
Net income for the year	3,215.2	2,191.5	2,177.1

Net income for the year attributable to owners of the parent

Net income for the period from continuing operations	1,703.5	997.4	695.6
Net income for the period from discontinued operations, net of tax	18.4	17.7	43.4
Owners of the parent	1,721.9	1,015.1	739.0

Net income for the year attributable to non-controlling interests

Net income for the period from continuing operations	1,485.0	1,168.4	1,418.5
Net income for the period from discontinued operations, net of tax	8.3	8.0	19.6
Non-controlling interest	1,493.3	1,176.4	1,438.1

Net income for the year	3,215.2	2,191.5	2,177.1

Earnings per 1,000 shares (basic and diluted earnings):
Common shares (in pesos)	72,519.8	42,752.2	31,124.5
Earnings per 1,000 shares (basic and diluted earnings):
Preferred shares (in pesos)	72,519.8	42,752.2	31,124.5
Dividends per 1,000 shares:
Common and preferred shares (in pesos)	31,800.0	27,600.0	24,000.0

Weighted average number of shares:
Outstanding common shares in thousands	16,186,869.6	16,201,502.9	16,202,376.2
Outstanding preferred shares in thousands	7,556,606.1	7,541,972.8	7,541,099.6
Outstanding common and preferred shares in thousands	23,743,475.8	23,743,475.8	23,743,475.8

Statement of financial position data

	Grupo Aval
	At December 31,
	2025	2024

	(in Ps billions)
Assets:
Cash and cash equivalents	19,354.7	16,998.9
Trading assets	29,097.6	20,163.2
Investment securities	39,252.6	39,162.6
Hedging derivative assets	236.6	54.0
Total loans, net	184,226.0	190,129.5
Other accounts receivables, net	24,458.9	27,958.4
Non-current assets held for sale	18,256.6	105.2
Investments in associates and joint ventures	1,314.4	1,430.6
Tangible assets	9,608.3	7,243.4
Concession arrangement rights	13,495.1	14,314.6
Goodwill	2,057.1	2,223.6
Other intangible assets	2,954.2	2,758.3
Income tax assets	4,238.2	4,778.1
Other assets	386.4	538.9
Total assets	348,936.7	327,859.4

Liabilities:
Trading liabilities	1,951.4	1,011.9
Hedging derivatives liabilities	34.8	21.7
Customer deposits	207,405.2	200,872.2
Interbank borrowings and overnight funds	22,655.4	18,509.8
Borrowings from banks and others	24,559.2	28,098.2
Bonds issued	21,457.0	26,215.8
Provisions	989.6	1,102.7
Income tax liabilities	6,162.8	5,864.0
Employee benefits	987.8	1,003.3
Liabilities directly associated with non-current assets classified as held for sale	16,459.4	—
Other liabilities	11,531.3	11,997.0
Total liabilities	314,193.8	294,696.5

Equity:
Attributable to the owners of the parent
Subscribed and paid-in capital	23.7	23.7
Additional paid-in capital	9,503.0	9,508.1
Retained earnings	9,241.4	8,163.4
Other comprehensive income	(322.2)	(244.0)
Equity attributable to owners of the parent	18,445.9	17,451.3
Non-controlling interest	16,296.9	15,711.7
Total equity	34,742.8	33,162.9
Total liabilities and equity	348,936.7	327,859.4

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

	Grupo Aval
	At and for the year ended December 31,
	2025 (1)	2024 (1)	2023 (1)

	(in percentages, unless otherwise
	indicated)
Profitability ratios:
Net interest margin(2)	3.5%	3.3%	2.9%
Net interest margin including trading investment income(2)	3.9%	3.5%	3.6%
ROAA(3)	1.0%	0.7%	0.7%
ROAE(4)	9.6%	6.0%	4.5%
Efficiency ratios(5):
Cost to income	52.2%	53.2%	51.4%
Cost to assets	2.6%	2.6%	2.6%
Capital ratios:
Period-end equity as a percentage of period-end total assets	10.0%	10.1%	10.5%
Tangible equity ratio(6)	8.6%	8.8%	9.2%
Credit quality data:
Cost of risk: Impairment loss on loans and other accounts receivable / average gross loans(7)	2.3%	2.6%	2.7%
Cost of risk, net: Impairment loss on loans and other accounts receivable, net / average gross loans(7)(8)	1.9%	2.3%	2.4%
Charge-offs as a percentage of average gross loans(7)	3.0%	3.0%	2.4%
Loans past due more than 30 days / gross loans(7)	4.4%	5.4%	5.6%
Loans past due more than 90 days / gross loans(7)	3.3%	4.1%	4.1%
Loans classified as Stage 2 / gross loans(7)	4.5%	4.4%	4.7%
Loans classified as Stage 3 / gross loans(7)	5.7%	6.6%	6.7%
Loans classified as Stage 2 and Stage 3 / gross loans(7)	10.2%	11.1%	11.4%
Loss allowance as a percentage of loans past due more than 30 days	101.0%	99.4%	101.5%
Loss allowance as a percentage of loans past due more than 90 days	134.3%	131.2%	139.1%
Loss allowance for Stage 2 loans as a percentage of Stage 2 loans(7)	11.4%	14.4%	15.6%
Loss allowance for Stage 3 loans as a percentage of Stage 3 loans(7)	51.3%	55.5%	59.3%
Loss allowance for Stage 2 and Stage 3 loans as a percentage of Stage 2 and Stage 3 loans(7)	33.6%	39.0%	41.4%
Loss allowance as a percentage of gross loans(7)	4.4%	5.3%	5.7%
Operational data (in units):
Number of customers of the banks(9)	18,474,857	16,186,406	15,402,972
Number of employees(10)	67,585	70,271	74,036
Number of branches(11)	946	1,015	1,020
Number of ATMs(11)	2,738	2,853	2,909
(1)	On November 27, 2025, Banco de Bogotá’s subsidiary MFH, entered into a share purchase agreement with BIC, for the disposal of its shares of MFG. In accordance with IFRS, this operation was reclassified to discontinued operations in our consolidated statement of income. However, in accordance with IFRS, our consolidated statement of financial position prior to December 31, 2025 was not retrospectively adjusted. Some ratios and measures of financial performance presented on the table above have been adjusted to better reflect the Company’s financial performance, by excluding the assets and liabilities contributed by MFG, as detailed under each applicable metric below.
(2)	Net interest margin is calculated as net interest income divided by the total average interest-earning assets, excluding the average interest-earning assets contributed by MFG in each 2025, 2024 and 2023. Net interest margin including net trading income is calculated as the sum of net interest income and net trading income, divided by the sum of the total average interest-earning assets (excluding those contributed by MFG) and average fixed income and equity trading assets (excluding those contributed by MFG). Average interest-

earning assets for 2025, 2024 and 2023 are calculated as the sum of interest-earning assets (excluding those contributed by MFG) at each quarter-end during the applicable year and the prior year end divided by five. Average fixed income and equity trading assets for 2025, 2024 and 2023 are calculated as the sum of fixed income and equity trading assets (excluding those contributed by MFG) at each quarter-end during the applicable year and the prior year end divided by five.
(3)	For the years ended December 31, 2025, 2024 and 2023, ROAA is calculated as net income divided by consolidated average assets. Consolidated average assets for 2025, 2024 and 2023 are calculated as the sum of consolidated assets at each quarter-end during the applicable year and the prior year end divided by five.
(4)	For the years ended December 31, 2025, 2024 and 2023, ROAE is calculated as net income attributable to owners of the parent divided by consolidated average equity attributable to owners of the parent. Consolidated average equity attributable to owners of the parent for 2025, 2024 and 2023 is calculated as the sum of consolidated equity attributable to owners of the parent at each quarter-end during the applicable year end and the prior year end divided by five.
(5)	Our cost to income ratio is calculated as Other Expenses (see Note 30 of our audited consolidated financial statements), divided by total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading (loss) income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income). Our cost to assets ratio is calculated as Other expenses divided by consolidated average assets. Consolidated average assets for 2025, 2024 and 2023 are calculated as the sum of consolidated assets at each quarter-end during the applicable year and the prior year end divided by five.
(6)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets, excluding those related to concession arrangements rights, Ps 13,495.1 billion in 2025, Ps 14,314.6 billion in 2024 and Ps 13,557.3 billion in 2023), excluding those intangible assets contributed by MFG, divided by total assets minus intangible assets (as defined before).
(7)	Gross loans, excluding those contributed by MFG, do not consider interbank and overnight funds (Ps 1,777.5 billion in 2025, Ps 581.8 billion in 2024 and Ps 321.1 billion in 2023) as these are short-term liquidity operations generally not subject to deterioration. Average gross loans for 2025, 2024 and 2023 are calculated as the sum of gross loans, excluding those contributed by MFG, at each quarter-end during the applicable year and the prior year end divided by five. Total gross loan portfolio includes Interbank and overnight funds. Throughout this document charge-offs and write-offs refer to the same concept.
(8)	Impairment (loss) on loans and other accounts receivable, net refers to Impairment (loss) on loans and other accounts receivable minus Recovery of charged-off financial assets.
(9)	Reflects the aggregated customers of our banking subsidiaries. Customers of more than one of our Colombian banking subsidiaries are counted separately for each banking subsidiary.
(10)	Number of employees of continuing operations is defined as the sum of direct, temporary and outsourced personnel in financial entities (40,564 in 2025, 40,710 in 2024 and 41,923 in 2023), call-centers (7,032 in 2025, 7,437 in 2024 and 7,255 in 2023) and employees of non-financial entities of Corficolombiana (19,989 in 2025, 22,124 in 2024 and 24,858 in 2023).
(11)	Reflects the aggregated number of full-service branches or ATMs of our Colombian banking subsidiaries, as applicable, located throughout Colombia.

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

The following table sets forth ROAA, ROAE and Net income attributable to non-controlling interest divided by net income for Grupo Aval for the indicated years:

	Year ended December 31,
	2025	2024	2023

	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	337,237.1	314,632.8	298,489.0
Average equity attributable to owners of the parent(2)	17,848.1	16,958.5	16,454.5
Net income for the year	3,215.2	2,191.5	2,177.1
Net income attributable to owners of the parent	1,721.9	1,015.1	739.0
Net income attributable to non-controlling interest	1,493.3	1,176.4	1,438.1
ROAA(1)	1.0%	0.7%	0.7%
ROAE(2)	9.6%	6.0%	4.5%
Net income attributable to non-controlling interest divided by net income	46.4%	53.7%	66.1%

(1)	For the methodology used to calculate Average assets and ROAA, see note (3) to the table under “Item 3. Key Information—Ratios and Measures of Financial Performance.”
(2)	For the methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (4) to the table under “Item 3. Key Information—Ratios and Measures of Financial Performance.”

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

Colombia is subject to economic, political and other uncertainties, including changes in taxation, monetary, exchange control and trade policies that could affect the overall business environment in Colombia, which would, in turn, affect our results of operations and financial condition. In the last five years, the monetary policy implemented by the Central Bank of Colombia has rapidly transitioned from expansion (2020-2021) to contraction (2021-2023) and vice-versa (2023-2025), which has  led to sharp movements in our interest margins. The characteristics of retail products (mainly consumer and mortgages) in the local market, which represent 43.3% of our total loans and are mostly fixed rate, has made it difficult to immediately or fully pass through higher interest rates to our customers. On the other hand, our deposit structure continues to be sensitive to benchmark interest rate movements, where 35.7% of our local currency deposits come from institutional clients (financial institutions and government entities) and have a higher pass-through of movements in benchmark rates. This balance sheet structure results in the cost of interest-bearing liabilities increasing faster than interest income on loans. This is the case for Grupo Aval Banks, in particular for Banco Popular and Banco AV Villas, and for Corficolombiana, given its net liability position (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking”).

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

On April 8, 2026, S&P Global Ratings downgraded Colombia’s long-term foreign currency sovereign credit rating to ‘BB-’ from ‘BB’, and its long-term local currency rating to ‘BB’ from ‘BB+’. The outlooks on both ratings are stable.

The Colombian economy remains vulnerable to internal and external shocks

Economies in Latin America are expected to see a contraction in growth and be impacted by climatic factors and lower export receipts given the expected contraction in growth and reduced demand for commodities by developed countries. Throughout 2025, and currently, there are significant international conflicts in various regions of the world, including in Latin America, for instance, the 2026 U.S. military and economic intervention in Venezuela. This can generate difficulties at the global level on different fronts, international trade, and diplomatic relations between countries, affecting emerging economies such as Colombia and its Latin American counterparts.

In 2025, the Colombian economy showed signs of progress, characterized by relatively stable inflation with an upward outlook. Inflation declined slightly from 5.2% in 2024 to 5.1% in 2025. However, it remained above the Central Bank’s target of 3%. During 2025, the Central Bank of Colombia (Banco de la República), reduced the benchmark interest rate by 25 basis points, bringing it to 9.25%. These measures have contributed to lower market interest rates and a gradual recovery in credit activity.

Furthermore, Colombia’s GDP grew by 2.6% in 2025, building on the 1.5% growth observed in 2024. Challenges persist, including indexation to historically high inflation rates and wage pressures, which constrain a more accelerated expansion.

Looking ahead to 2026, latent risks include potential pressures on interest rates and inflation arising from government debt dynamics and difficulties in maintaining fiscal discipline. Political transitions in the region (Venezuela), electoral processes in Colombia, and the country’s exposure to commodity price volatility may also weigh on economic performance. Additionally, the potential implementation of government-mandated investment requirements could limit operational flexibility and adversely affect the financial performance of regulated entities. These factors may pose material challenges to economic growth and directly impact our entities’ growth and risk metrics.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of paramilitary and guerrilla groups, such as the National Liberation Army (Ejército de Liberación Nacional), or “ELN”, urban militias, former members of the Revolutionary Armed Forces of Colombia (Disidencias de las Fuerzas Armadas Revolucionarias de Colombia), or “FARC”, and drug cartels. These groups have exerted influence over the local population. These groups fund their activities by protecting and providing services to drug traffickers. Any breakdown in peace, renewed or continuing drug-related crime or guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including any peace negotiation with guerilla, paramilitary or other groups, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy.

The Colombian government, under the authority granted by Congress under the Total Peace Law (“Ley de Paz Total”), is proposing to cease hostilities between the Colombian Army and various illegal groups and has started negotiating several peace agreements with illegal groups, including various drug trafficking organizations, such as the “Grupos Armados Organizados - GAO’s”. Some of these negotiations have been effectively suspended, with clear evidence of cease-fire breaches, warrants issued against negotiators from criminal groups, and, in some cases, the extradition of leaders who were found to be still engaged in illegal activities. Moreover, the negotiation process has exposed significant shortcomings and has been subject to strong public criticism due to the lack of tangible results and the perceived deterioration in security conditions in some regions.

Political and economic instability in the region and the Middle East may affect the Colombian economy and, consequently, our results of operations and financial condition.

Some of Colombia’s neighboring countries, particularly Venezuela, have experienced and continue to experience periods of political and economic instability. On January 3, 2026, the United States launched a series of strikes against Venezuela and captured and removed former President Maduro and his wife, Cilia Flores, from the country. Following the U.S. strikes, Venezuela announced a state of national emergency, and the Vice President, Delcy Rodriguez, has been elevated to the Presidency of Venezuela. Further escalation of the situation in Venezuela could lead to significant market and other disruptions, which could have a material adverse effect on the region, including in neighboring countries such as Colombia, and on our business, financial position, results of operations and cash flows.

Moreover, strained diplomatic relations with the United States, over matters such as immigration, drug trafficking, and tariffs led the U.S. government to adopt restrictive measures, against certain Colombian persons including the designation of President Petro and individuals associated with him under the “OFAC List”. These developments could further exacerbate political and economic uncertainty. Furthermore, political conditions such as changes in those U.S. policies could affect the countries in which we operate. Economic conditions in the United States and the region, which are being impacted by recent indications of benchmark rate reductions by the Federal Reserve, could have an indirect effect on the Colombian economy.

Recently, the government of Ecuador, led by President Noboa, imposed tariffs on certain commercial products, which prompted a response from the Colombian government, including an increase in the price of electricity supplied to Ecuador, as well as the adoption of additional tariff-related measures. The economic impact of these actions on the sectors in which Grupo Aval has operations remains uncertain; however, we continue to closely monitor the situation in order to anticipate and assess any potential effects arising from such measures.

During June 2025, Israel launched strikes against Iranian nuclear and military facilities, triggering Iranian retaliatory missile and drone attacks on Israel and subsequent U.S. military strikes on Iranian nuclear sites. A ceasefire was reached on June 24, 2025, though regional tensions remained elevated. After December 31, 2025, the United States and Israel carried out new strikes in February 2026 against Iran’s nuclear and missile programs. Iran responded with attacks on Israel, U.S. bases in the region, and energy and civilian infrastructure in several Gulf states, causing sharp oil price volatility and supply chain disruptions. These ongoing conflicts have increased global economic uncertainty. Continued instability in the Middle East and disruptions in energy markets could raise inflationary pressures in Colombia.

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

Colombian governments have historically exercised substantial influence over their economies, and their policies are likely to continue to have a significant effect on companies, including us. Moreover, regulatory uncertainty, public dialogue on reforms in Colombia and other countries where we operate, or the approval of reforms, may be disruptive to our business or the economy and may result in a material and adverse effect on our financial condition and results of operations. In recent years, the Colombian government has increasingly adopted decrees and other regulatory measures that have had, and could continue to have, a significant economic impact and could increase volatility in the sectors in which we operate. Such measures have included, among others, minimum wage increases exceeding 20%, initiatives related to mandatory investment requirements applicable to financial institutions, and proposals aimed at restricting foreign investments by pension funds and encouraging the repatriation of pension fund assets currently held abroad. We cannot predict the timing, scope or final outcome of these measures, nor their potential impact on the Colombian economy or on our business, financial condition, results of operations and cash flows.

Furthermore, even though the Colombian government is in its final year of mandate, it continues to propose changes to the legal and regulatory framework affecting healthcare, private sector participation, and prices across various sectors, including utilities, energy, gas transportation, toll road concessions, import tariffs, pension funds and labor. These proposed changes, currently under discussion in congress, courts and ministries, could result in new compliance obligations, higher costs for our operations, and increased taxation. Such changes could have potentially adverse outcomes for our clients’ income, profitability, and growth prospects.

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

Since the latest tax reform was not approved by the Colombian congress, the Colombian government relied on certain special powers granted by the state of Economic Emergency (Decree 1,390 of 2025), to introduce temporary tax measures.

On April 9, 2026, the Court issued its ruling declaring Decree 1,390 of 2025 unconstitutional. The Court concluded that the circumstances cited by the Government, such as fiscal shortfalls due to the failure of a tax reform, did not meet the constitutional requirements. Consequently, Decree 1,474 of 2025, which implemented the tax measures to address the emergency, was also suspended.

In addition, the Colombian government issued a second emergency through Decree 150 of 2026. Consequently, by means of  Decree 173 of 2025, the Colombian government implemented the temporary equity tax for legal entities whose net equity (assets minus liabilities) is equal to or exceeds 200,000 UVT (equivalent to Ps 10,474,800,000, approximately USD $2,700,000) as of March 1, 2026. The tax applies at a 0.50% rate or 1.60% rate for entities who belong to the financial sector on the entity’s net equity and must be paid in two installments: (i) 50% due on April 1, 2026, and (ii) the remaining 50% due on May 4, 2026. The highest tax rate (1.60%) applies to financial institutions, reinsurers, stockbrokers, and stock market infrastructure providers, among others.

Additionally, Decree 240 of 2026 established that branches of foreign entities and permanent establishments in Colombia are also subject to the tax equity when their net equity equals or exceeds 200,000 UVT as of March 31, 2026 and also established some tax reliefs regarding active processes in administrative and judicial phase.

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

In addition to severe weather and natural disasters, acts of war or terrorism, rioting and other adverse external events could have a significant impact on our ability to conduct business and may, among other things, affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral of secured loans, cause significant property damage, cause us to incur additional expenses and/or result in loss of revenue. In the event of such circumstances, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. Furthermore, if a significant number of our employees and senior managers were unavailable because of a natural disaster or act of war, our ability to conduct our businesses could be compromised. Natural disasters, acts of war or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year.

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

To achieve adequate management of climate risk disclosures, in December 2021 the Superintendency of Finance required issuers of securities (through Circular 031) to disclose social, environmental, and climate related information. The report follows SASB standards and TCFD recommendations associated with governance, strategy, management, and metrics about climate change. Implementing the TCFD recommendations is intended to facilitate an understanding of physical climate risks and transition risks that could affect Grupo Aval’s investments, including our banks’ portfolios and projects developed by our subsidiaries Corficolombiana and Porvenir. We and our subsidiaries presented the Practices, policies, processes, and indicators in relation to social and environmental issues, including climate issues in March 2025.

In 2024, the SEC adopted rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The rules were subsequently challenged and stayed by a court pending review. In September 2025, the court issued an order continuing a hold on petitions for review of the rules. The order shifted the burden to the SEC, which had previously informed the court in July 2025 that it did not intend to review or reconsider the rules. The court’s order did not specify the time frame in which the SEC’s determination has to be made. Climate change regulation has not been a priority for the current administration, and so it remains to be seen how the SEC will decide to proceed.

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

Default rates generally increase with the age of loans, the level of past due or impaired loans may lag the rate of growth in loans but, may increase when growth slows, or the loan portfolios become more mature. As a result, historic loan loss experience may not necessarily be indicative of future loan loss experience.

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

Our banking subsidiaries also make loans based on guarantees from relatives, affiliates or associated persons of their principal borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, the ability of our banks to enforce such guarantees may be impaired.

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

In Colombia, once a non-merchant individual has ceased paying his or her debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an out-of-court agreement with creditors. The terms of any agreement reached with a group of creditors (two or more) that represent most of the total amount of the claims will be mandatorily applicable to all relevant creditors. The insolvency law also provides other protections to debtors. A perception that loans to individuals may be difficult or impossible to recover could cause our banking subsidiaries to enhance credit requirements and result in decreased lending to individuals by making access to credit more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to insolvency laws could have an adverse effect on our results of operations and financial condition.

In 2025, the Colombian congress enacted Law 2445, which amended the procedures governing restructuring and bankruptcy proceedings applicable to non-merchant individuals. Among other changes, the law provides for the suspension of payroll-deducted loan payments upon a debtor’s admission into the insolvency process and limits creditors’ ability to challenge certain procedural determinations. Since the law’s enactment, Colombian courts have admitted an increasing number of insolvency proceedings, and the overall volume and budgetary impact of such proceedings have risen. These developments have heightened the risk profile of our payroll loan portfolio, which relies primarily on automatic salary deductions as a key credit enhancement mechanism. Because Law 2445 entered into force on February 11, 2025, there is currently insufficient historical data to assess the full extent of its impact, and its effects on credit performance, recovery rates and asset quality may be material and adverse.

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

Our Colombian banks’ securities portfolio primarily consists of debt securities issued and other investments guaranteed by the Colombian government. We are exposed to significant credit, market and liquidity risks associated with debt securities and other investments. At December 31, 2025 and 2024, debt securities represented 15.8% and 13.9% of our consolidated total assets, respectively. Of these, 76.5% and 69.0% were issued by the Colombian Central government, and 3.36% and 3.41% were issued or backed by other governments, respectively at December 31, 2025 and 2024. A significant decline in the value of these government securities or other investments could materially and adversely affect our debt securities or broader financial asset portfolios and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview— Supervision and regulation—Mandatory Investments”.

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

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 65.9% and 63.2% of our consolidated total liabilities at December 31, 2025 and 2024, respectively. Because our banking subsidiaries rely primarily on deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate or overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition. The liquidity of our financial entities could also be impacted by reputational events affecting our entities as well as systemic events.

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

Our credit ratings and those of our banking subsidiaries are an important component of our and their ability to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on numerous dynamic, complex and inter-related factors and assumptions, including our financial strength, conditions affecting the overall financial services industry and the sovereign credit rating of Colombia and the jurisdictions we operate in. A deterioration in Colombia’s fiscal position could lead to further downgrade of the country’s sovereign credit rating, which in turn could trigger downgrades of the credit ratings of our banking subsidiaries.

Our banking subsidiaries may be required to raise additional capital or funding in the future to maintain regulatory capital ratios and provide liquidity to meet commitments and business needs, particularly if asset quality or earnings were to deteriorate. Since February 6, 2019, we are subject to the inspection and supervision of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and we might be required in the future to raise additional capital to comply with new regulatory adequacy rules applicable to us at the conglomerate level. Certain of our banking subsidiaries have recorded net losses in recent periods, and their credit ratings reflect, in part, the expectation of support from Grupo Aval as their parent company.

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

The credit card industry is characterized by higher consumer default than other segments of the credit markets, and defaults are highly related to macroeconomic indicators that are beyond our control. According to predictions of certain analysts, Colombian economic growth rate prospects are slowing. If this scenario manifests or continues, we may fail to effectively analyze the creditworthiness of our customers (including the targeting of certain sectors) in a timely manner, and we may be faced with unexpected losses that could have a material adverse effect on our results of operations and financial condition. As part of our strategy, we may seek to increase our participation in the credit card business which carries higher inherent risks than other credit products.

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

Over recent years, fintech companies and neobanks have significantly increased their presence in the Colombian financial system, particularly in the scope of deposit-taking activities through savings accounts for individuals. These competitors have captured a substantial market share in savings accounts by employing an aggressive pricing strategy that offers interest rates higher than those set by the Central Bank and surpassing those offered by traditional market participants. Recently, some neobanks have begun offering time deposits while simultaneously lowering interest rates on savings accounts, leading to significant transfers from savings accounts to time deposits. The stability of these participants' deposits at benchmark interest rates remains uncertain. Nevertheless, the pricing strategies and value propositions of these fintechs and neobanks may pose challenges to our success in attracting retail deposits from individuals.

Notwithstanding recent public statements by the President of Colombia regarding the potential implementation of a compulsory investment policy for the financial sector, under which financial institutions could be required to allocate resources to government-designated sectors, no draft decree, regulation or other implementing measure has been issued to date. However, should any such measures be implemented they could materially and adversely affect the regulatory framework applicable to the Colombian financial sector and, as a result, our business, financial condition and results of operations.

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

Recent regulations for Open Data and Open Finance establish rules to govern the transfer of personal data among new participants in these activities. Our entities may face risks in managing the process of sharing personal data and could be subject to claims and sanctions if new participants experience security breaches, leaks, or losses of our clients' personal financial information, potentially leading to fraud or allegations of mismanagement of client authorizations.

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

Actions by central banks in other countries could adversely impact our operations to the extent that we are unable to benefit from them. Such actions could also lead international investors to limit or withdraw capital from banks in jurisdictions that do not receive similar support, which could impede our access to foreign capital or increase its cost. Any such developments, particularly in Colombia, could materially and adversely affect our business, financial condition, and results of operations.

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

Corficolombiana may be adversely affected by lower-than-expected returns on investments, limited opportunities to unlock value, and challenges in identifying suitable projects for effective capital deployment. Recent external assessments such as Fitch’s decision to affirm the company’s ratings while assigning a negative outlook underscore the heightened vulnerability of its portfolio to regulatory uncertainty, macroeconomic pressures and concentration in concession-related assets, which account for a significant share of its balance sheet. Persistent uncertainty in Colombia’s infrastructure and energy sectors, driven by shifts in government policy and delays or ambiguity surrounding the future pipeline of public-private partnership projects, continues to affect investor sentiment and may inhibit the development of new concession opportunities. In such an environment, portfolio companies may face operational challenges, including financing constraints, rising funding costs, or reduced ability to expand their activities, all of which could negatively influence Corficolombiana’s long-term value creation. Moreover, adverse sector-specific conditions or regulatory setbacks could impair certain investments, potentially requiring divestments below expected valuations or, in extreme cases, exposing holdings to restructuring or insolvency risks. Even if broader economic conditions improve, persistent uncertainty in strategic sectors particularly infrastructure, energy, and regulated industries may continue to weigh on the Corficolombiana performance and the stability of its investment portfolio.

Corficolombiana’s due diligence process for evaluating prospective investments may not identify all risks or ensure investment returns.

Corficolombiana’s due diligence process for evaluating prospective investments may not identify all risks or guarantee successful outcomes. Although Corficolombiana conducts detailed reviews of complex business, legal, financial, environmental, tax and accounting matters, recent developments in Colombia’s infrastructure and energy sectors indicate an environment in which underlying risks may be increasingly difficult to detect or anticipate. Market analyses highlight that uncertainty surrounding the future pipeline of infrastructure concessions driven by delays in new project announcements and greater regulatory ambiguity continues to weigh on investor sentiment and may limit the availability of high-quality investment opportunities. In such a context, the ability to engage external consultants, legal advisors, technical experts or other third-party specialists in a timely and effective manner may be constrained by evolving policy requirements, sector-specific complexities, or the nature of the projects under evaluation.

Even when third-party advisors are involved, due diligence procedures may fail to reveal all operational, financial, contractual, or regulatory risks inherent in prospective investments. Additionally, a relevant portion of Corficolombiana’s future income is tied to construction activities associated with concession projects that will be completed over the coming years. Given current uncertainty around the development of new large scale infrastructure initiatives in Colombia, there is a material risk that Corficolombiana may not be able to originate and initiate replacement projects at the required pace. This could constrain Corficolombiana’s ability to maintain long-term value creation and ensure continuity in its investment and development pipeline, particularly in sectors affected by shifts in government policy or structural delays in new project structuring.

A significant part of Corficolombiana’s investments is in relatively illiquid assets, and Corficolombiana may fail to realize any profits from these investments for a considerable period of time or lose some or all of the principal amount of these investments.

A significant part of Corficolombiana’s investments, representing 28.8% of its total assets (comprising mainly long-term financial assets from concession agreements and unlisted equity instruments), is in relatively illiquid assets. Corficolombiana may fail to realize any profits from these investments for a considerable period of time or lose some or all of the principal amount of these investments. These investments primarily consist of financial assets from concession agreements and unlisted equity instruments. A variety of valuation techniques are used to establish the fair value of these assets, some of which are determined using significant unobservable inputs. The performance of these companies is increasingly influenced by a global and local environment marked by persistent geopolitical tensions, fiscal constraints, and elevated financial market uncertainty.

Corficolombiana may also be adversely affected by lower than expected returns on investments, limited exit opportunities, and challenges in identifying suitable new investments. Corficolombiana’s investments may face operational pressures such as decreased revenues, rising costs, and difficulties accessing capital or debt markets.

Subdued financial performance of these investments may materially and adversely affect Corficolombiana’s current and future operating results and cash flows. The company may be required to divest assets at values below expectations under certain adverse scenarios. Corficolombiana’s investments might face challenges in expanding operations or meeting debt obligations due to uneven economic conditions and lingering inflationary pressures.

Deterioration in market or sector-specific conditions could result in a portfolio company entering bankruptcy or restructuring, potentially leading to a complete loss of the investment. Even in periods where global sentiment improves, specific industries may underperform due to sector level shocks, evolving geopolitical risks, or shifts in trade and regulatory environments, which continue to be highlighted as material global risks.

Furthermore, Corficolombiana’s due diligence processes, although comprehensive, may not capture all material risks, particularly in a macroeconomic environment characterized by rapidly changing regulatory frameworks, shifting trade barriers, and elevated geopolitical uncertainty. Recent global risk assessments highlight the increasing complexity of evaluating financial, technological, environmental, and geopolitical exposures. Even where external advisors are engaged, incomplete, delayed, or imperfect information may lead to investments whose risk profile or ultimate performance diverges significantly from expectations.

Finally, a relevant portion of Corficolombiana’s revenue continues to originate from construction and infrastructure activities, sectors that in Colombia are experiencing a gradual but uneven recovery. This creates the risk that Corficolombiana may not successfully originate or initiate new projects in time or at sufficient scale to replace income from projects being completed in the coming years.

Corficolombiana currently has and might continue to have minority investments in companies and therefore, it might not control them.

Corficolombiana’s investments include non-controlling equity interests. Those investments will be subject to the risk that the controlling owners of the company, in which the investment is made may take business, financial or management decisions with which we do not agree, and which we may not be able to block. These non-controlling investments are subject to the risk that majority owners could adopt policies, capital structures, or management practices that diverge from Corficolombiana’s preferred approach or risk tolerance. In the present operating environment characterized by tighter financial conditions, elevated interest rate pressures, regulatory unpredictability, and increased scrutiny of corporate governance controlling shareholders may take actions that heighten operational or liquidity challenges within portfolio companies. In addition, Corficolombiana’s minority positions in various companies may limit its influence over the strategic, operational, and financial development of its overall portfolio.

Such dynamics could adversely affect the performance, valuation, or strategic flexibility of these investments, potentially limiting exit alternatives or delaying capital recovery. Furthermore, deterioration in business practices, governance failures, or financial stress within these entities could trigger reputational, legal, or compliance-related risks for Corficolombiana, which may ultimately result in impairments or write downs.

Corficolombiana’s new investment projects depend on its ability to access financing.

Corficolombiana’s investment projects rely heavily on continued access to financing, both at the holding level and through its operating subsidiaries. In the current environment marked by persistently elevated interest rates, reduced liquidity, and constrained access to international capital markets companies across Colombia are facing higher funding costs, shorter tenors, and greater uncertainty in securing new debt or refinancing existing obligations. These conditions heighten the risk that financing for large-scale investments, particularly in infrastructure and energy-related projects, may become more expensive or less readily available.

Additionally, the broader corporate landscape is experiencing the effects of regulatory unpredictability, fiscal pressures, and policy adjustments that have contributed to volatility in credit conditions and reduced visibility over medium-term cash flow planning. As a result, Corficolombiana may encounter delays in obtaining required funding or face materially higher financial costs, which could diminish expected returns, delay project execution, or in extreme cases lead to temporary suspension of investment activities. Such delays could also expose the company to contractual penalties, including those associated with government-linked infrastructure concessions such as highways and toll roads.

If adequate financing cannot be secured on acceptable terms, Corficolombiana’s capacity to pursue new opportunities, support ongoing projects, or respond effectively to emerging business challenges may be significantly constrained.

Most of Corficolombiana’s investments are held in five industries.

Although Corficolombiana’s investment portfolio is starting to diversify into new sectors, it remains concentrated in a limited number of strategic industries, particularly energy and gas, infrastructure, agribusiness, hospitality, and financial services. In the current operating environment where regulatory unpredictability, elevated financing costs, and macroeconomic pressures continue to affect corporate performance sectors such as energy, utilities, and infrastructure face heightened exposure to policy intervention, liquidity stress, and shifting cost structures. This concentration increases the risk that adverse developments within these industries could adversely affect the portfolio, especially in periods of tightening credit conditions or evolving regulatory frameworks.

Moreover, infrastructure and power-related businesses in Colombia have recently encountered greater operational uncertainty due to policy shifts, potential price controls, and fiscal pressures that influence sector profitability and investment incentives. In such circumstances, the interdependence of these industries may lead to simultaneous performance challenges, reducing portfolio diversification benefits and increasing the likelihood of lower-than-expected returns or potential losses. The prevailing market dynamics and the dominant scale of Corficolombian’s energy and infrastructure holdings in its portfolio continue to amplify concentration-driven risks.

A variety of issues outside of Corficolombiana’s control could affect the timing and performance of its investments, which may result in additional costs and reputational harm to Corficolombiana, reductions or delays in revenues or the payment of liquidated damages.

Corficolombiana’s investments, particularly in the energy, gas, and infrastructure sectors, remain exposed to a wide range of external factors that can materially affect project timing, cost, and performance. In the present environment characterized by elevated operational uncertainty, tighter financial conditions, policy shifts impacting project execution, and heightened scrutiny within regulated sectors’ large-scale engineering, permitting, procurement, and construction activities face increased likelihood of delays, cost overruns, or disruptions. Infrastructure and utility-related companies in Colombia are currently operating under conditions of reduced predictability, where regulatory adjustments, fiscal pressures, and intervention risks can complicate planning and execution across multi-year projects.

Projects may also encounter setbacks stemming from difficulties in securing timely permits, rights-of-way, or regulatory approvals, reflecting a business environment where legal and administrative processes have become more complex and subject to evolving policy frameworks. These challenges are compounded by potential interruptions related to weather, social protests, operational incidents, or other unforeseen events that may impede construction timelines and escalate costs. In the energy and gas sector, Corficolombiana through its participation in gas distribution and transportation, faces inherent operational hazards that can lead to significant financial exposure, particularly during periods of heightened macroeconomic and regulatory uncertainty.

Many of these difficulties and delays are beyond Corficolombiana’s control and could negatively impact its ability to achieve its anticipated return from its investments. Delays and additional costs may be substantial and not recoverable from third parties or insurance providers, and in some cases, may cause substantial financial losses.

Failure to meet project schedules or performance obligations can also trigger penalties including liquidated damages that could exceed anticipated profits. In severe cases, cumulative disruptions may lead to project cancellations, and replacement opportunities may not be available on similar terms. These outcomes could meaningfully affect Corficolombiana’s financial performance, stakeholder relationships, and long-term strategic positioning. Furthermore, certain public concession contracts include provisions for early termination subject to defined conditions which may result in liquidation values materially different from the carrying values recognized by Corficolombiana.

Our investment returns are heavily dependent on the construction phases of leveraged projects, exposing us to interest rate volatility and potential losses upon portfolio rotation.

A relevant portion of Corficolombiana’s revenue continues to originate from construction and infrastructure activities. As these concession projects are completed over the coming years, there is a material risk that Corficolombiana may not successfully originate or initiate new replacement projects in time or at a sufficient scale to replace income. Furthermore, many of our infrastructure and energy projects are leveraged. In the current environment, marked by persistently elevated interest rates and higher funding costs, these leveraged portfolio companies are particularly vulnerable. If the interest rate shock were to be sufficiently exacerbated, these companies could potentially face difficulties meeting debt obligations or expanding operations.

A sizable portion of Corficolombiana’s business is subject to adverse governmental action, regulatory change, termination or even expropriation.

Corficolombiana operates in industries that are subject to significant regulatory oversight, which exposes its investments to the risk of adverse governmental decisions, shifting policy priorities, and regulatory modifications that can directly affect asset values, projected income, and divestment options. In the current environment marked by increased policy uncertainty, ongoing fiscal pressures, and a greater likelihood of abrupt regulatory adjustments companies in highly regulated sectors in Colombia face heightened exposure to government-driven changes that may alter tariff structures, tax burdens, operating conditions, or financial obligations. Such interventions can materially and adversely affect the performance and monetary value of Corficolombiana’s portfolio companies, particularly those in energy, utilities, and infrastructure, where regulatory actions have recently introduced operational stress and reduced financial predictability.

Corficolombiana is also exposed to sovereign-level risks, including the potential for expropriation, nationalization, renegotiation of contractual terms, or restrictions on currency convertibility. These risks are amplified in times of fiscal strain or policy realignment, when governments may resort to unilateral changes such as imposing additional taxes, modifying payment obligations, or applying restrictions on certain business activities. Such actions could hinder the ability of Corficolombiana’s portfolio companies to operate effectively, impair cash flows, or constrain the company’s ability to monetize its investments on acceptable terms.

Beyond the direct financial consequences, the perception of regulatory or expropriation risk can negatively affect investor confidence, influence valuation metrics, and impact the company’s ability to attract capital. In cases where expropriation or early termination processes apply particularly in concession-based infrastructure projects the liquidation value or compensation may not align with the book value recorded by Corficolombiana, potentially resulting in economic losses.

Corficolombiana’s new investment projects and ongoing operations depend on its ability to access financing and refinance existing obligations

Corficolombiana’s investment projects rely heavily on continued access to financing, both at the holding level and through its operating subsidiaries. In the current environment marked by persistently elevated interest rates, reduced liquidity, and constrained access to international capital markets, companies across Colombia are facing higher funding costs, shorter tenors, and greater uncertainty in securing new debt or refinancing existing obligations. These conditions heighten the risk that financing or refinancing for large-scale investments, particularly in infrastructure and energy-related projects, may become more expensive or less readily available.

Additionally, the broader corporate landscape is experiencing the effects of regulatory unpredictability, fiscal pressures, and policy adjustments that have contributed to volatility in credit conditions and reduced visibility over medium-term cash-flow planning. As a result, Corficolombiana may encounter delays in obtaining required funding or face materially higher financial costs, which could diminish expected returns, delay project execution, or in extreme cases lead to temporary suspension of investment activities. Such delays could also expose the company to contractual penalties, including those associated with government-linked infrastructure concessions such as highways and toll roads. If adequate financing or refinancing cannot be secured on acceptable terms, Corficolombiana’s capacity to pursue new opportunities, support ongoing projects, or respond effectively to emerging business challenges may be significantly constrained.

Risks relating to our pension and severance fund management business

Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.

Porvenir’s operations are regulated by Law 100 of 1993, as amended, the Organic Statute of the Financial System (Estatuto Orgánico del Sistema Financiero), or “EOSF”, Decree 2555 of 2010 issued by the Ministry of Finance, as amended, and any other rule issued by such entity, to the extent applicable, Colombian Corporation Law, including the legal framework applicable to the Financial Conglomerates, considering Porvenir is part of the Grupo Aval Conglomerate. These regulations limit the range of assets in which pension fund administrators, or “AFPs”, can invest the assets under administration and set investment limits based on the type of mandatory pension or severance fund managed each AFP manages. AFPs can manage four types of mandatory pension funds (i) Lower Risk Fund (“Fondo Conservador”), (ii) Medium Risk Fund (“Fondo Moderado”), (iii) High Risk Fund (“Fondo de Mayor Riesgo”) and (iv) Planned Retirement Fund (“Fondo Especial de Retiro Programado”), and two types of severance portfolios (i) Short Term portfolio (“Portafolio de Corto Plazo”) and (ii) Long Term portfolio (“Portafolio de Largo Plazo”). In addition, each AFP is legally required to provide a minimum return on investment for each mandatory of its pension and severance funds. See “Item 4. Information on the Company—B. Business overview—Pension Fund Management—Pension Business Overview”. Pursuant to Law 2381 different pension regimes will coexist for a significant period of time. On the one hand, the regime created by Law 100 of 1993 will still apply for a determinate group of people. On the other hand, the regime created by Law 2381 will apply generally to people not covered by Law 100 of 1993.

However, Law 2381 of 2024 has not yet entered into force. The Constitutional Court of Colombia identified procedural defects in its legislative process within the House of Representatives (Cámara de Representantes) of the Congress of Colombia. Consequently, the Court suspended the law’s effectiveness and ordered Congress to repeat the relevant legislative stage to remedy those defects before the Court could rule on its constitutionality. On June 28, 2025, the House of Representatives corrected the procedural irregularities and submitted to the Court the corresponding compliance report and supporting documentation. However, the Court has been unable to issue a final decision due to pending recusals and challenges, as well as a 4–4 voting deadlock, which required the appointment of substitute Justice Carlos Pablo Márquez to cast the deciding vote.

Until the substitute justice renders his opinion and the Court issues its final judgment, the reform remains suspended, and Porvenir must continue applying Law 100 of 1993. Additionally, the Court might consider delaying the effective date to allow adequate time for the implementation process. Furthermore, Porvenir manages voluntary pension funds (fondos de pensiones de jubilación e invalidez) created by Decree 2513 of 1987 and fully amended by Decree 1207 of 2020 as supplementary savings vehicles for pensions, which are independent from the mandatory pension funds, and benefit from tax incentives. Subject to certain limits, savings in voluntary pension funds are considered as exempt income for purposes of the corporate income tax (Impuesto de Renta) under rules defined in article 1261-1 of the Tax statute. These exemptions have been subject to modifications through tax reforms such as Law 1607 of 2012, Law 1819 of 2016, Law 1943 of 2018, and Law 2277 of 2022 also known as “Reforma Tributaria para la Igualdad y la Justicia Social”. This law includes specific regulations for voluntary pension funds, in particular with respect to their tax benefits, reducing the limits applicable to deductions of income for the calculation of the income tax. These conditions reduce consumer interest in this type of savings product and have an adverse effect on the management fees received by Porvenir for the administration of these funds.

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

We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations of the Colombian peso, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, as 8.7% of our consolidated loans for the year ended December 31, 2025 and 7.8% of our consolidated deposits for the year ended December 31, 2025 were foreign currency-denominated.

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

In addition, we and our subsidiaries have made progress in adopting security technologies that strengthen our technical capabilities. In 2025, we acquired and implemented a Security Information and Event Management (SIEM) solution with AI capabilities to optimize the detection and response to potential security threats. Additionally, we are exploring the unification of security services under the Security Service Edge (SSE) framework to protect access and enhance security for end users across our organization. However, we cannot assure you that our investments in cybersecurity will be sufficient to protect us against the threat of cyberattacks.

We frequently experience cyberattacks, including malware and ransomware infections, phishing, and interception of sensitive data in cyberspace and these incidents have required immediate attention from our Computer Security Incident Response Team (CSIRT) and have resulted in temporary interruptions. To date, such attacks have not had a material impact on our business or clients. Depending on the severity of a cybersecurity incident, it must be reported to the relevant Information and IT Security committees, executive leadership, and the Board of Directors of Grupo Aval. Nonetheless, future attacks could be more severe and have a material adverse impact on our business. As financial institutions, we and our subsidiaries are susceptible to cybersecurity risks such as malware, ransomware, computer hackers, disgruntled employees, and other threats that could impact our IT infrastructure and service channels. If a cybersecurity threat were to materialize, it could compromise the safety of our systems and endanger the information of our clients and partners.

See “Item 4. Information on the company—Other corporate information—Technology” and “Item 16K.  Cybersecurity”

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

Also, the National Development Plan draft presented by the Government in January 2023 has proposed an Open Banking initiative, making it compulsory for banks to deliver the information and data of their customers to other entities, which may represent a competition risk for our business. On April 7, 2026, the Ministry of Finance issued Decree 0368 of 2026, which establishes a mandatory Open Finance system. Under this framework, financial institutions supervised by the Superintendency of Finance are required to share their customers’ financial data with authorized third parties, provided that the customer grants informed consent.

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

Mr. Sarmiento Angulo beneficially owns 97.9% of our common shares outstanding and 45.4% of our preferred shares outstanding, as of April 10, 2026, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The preferred shares do not have any voting rights and thus will not affect such control of our group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, as of April 10, 2026, he beneficially owns 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 11.5% of Corficolombiana.

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

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real or “UVRs” (U.S.$ 6,976.2), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the Board of Directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 397.1 (U.S.$ 0.11) and 66,000 UVRs = Ps 26,210,098.2 at December 31, 2025). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

As of December 31, 2025, we are Colombia’s largest banking group based on consumer loans and leading in payroll loans. In commercial loans we also lead in foreign currency, construction loans and micro-businesses. Additionally, we rank first in term deposits and checking accounts. We provide a comprehensive range of financial services and products from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

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

The following are some of the main milestones in the development of the company:

●	In 1971, Mr. Sarmiento Angulo acquired a majority stake in Banco de Occidente, and in 1972 founded Corporación de Ahorro y Vivienda Las Villas to focus on low- and middle-income mortgage financing. In 1981, Mr. Sarmiento Angulo purchased a minority stake in Banco de Bogotá, and in 1988 he acquired a majority stake and control, consolidating a major participation in the banking system. Banco de Bogotá acquired a substantial majority of, and absorbed, Banco del Comercio in 1992.
●	In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, and following the creation in 1993 of the private pension fund system in Colombia, expanded the business to include pension fund management in 1994. In 1996, Banco Popular was acquired from the Colombian government. In 1997, Mr. Sarmiento Angulo acquired Corporación de Ahorro y Vivienda Ahorramas, which was later merged with Corporación de Ahorro y Vivienda Las Villas in 2000 and became Banco AV Villas in 2002.

●	Between 1997 and 1999, Corficolombiana (which was founded in 1959 as an affiliate of Banco de Bogotá) acquired and merged with several merchant banks, including Corfitolima, Corfiprogreso, Corfes, Corfiboyacá, Corfisantander, Corfiandes and Indufinanciera. In 2005, Corfivalle, also a merchant bank merged with Corficolombiana.
●	In 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions into Grupo Aval. The Red Aval (Grupo Aval Network) was also established in 1998 to provide an integrated service network of branches and ATMs.
●	Our international expansion began in 2010, with the acquisition of BAC Credomatic from GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation. In December 2013, we expanded our Central American operations with the acquisitions of BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador (merged into Banco de América Central S.A. (Guatemala)).
●	On April 18, 2013, we acquired Horizonte and completed its merger into Porvenir on December 31, 2013.
●	On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held a 38.3% equity interest in Corficolombiana, controlled Corficolombiana.
●	On December 4, 2018, Aval Soluciones Digitales S.A. received an operating license issued by the Superintendency of Finance, to act as the first SEDPE (Specialized Companies in Deposits and Electronic Payments) created by a financial institution in Colombia.
●	On December 31, 2018, our controlling shareholder registered Grupo Aval and some of its subsidiaries as part of the Sarmiento Angulo’s economic group (Grupo Empresarial Sarmiento Angulo) before the Chamber of Commerce of Bogotá.
●	On February 6, 2019, Law 1870 of 2017 came into force designating Grupo Aval as the holding company of the Aval Financial Conglomerate (which includes, aside from the holding company, all of the financial subsidiaries of the group). As such, Grupo Aval Acciones y Valores S.A. is now under surveillance of the Superintendency of Finance.
●	On May 22, 2020, we acquired through BHI, 96.6% of the common shares of MFG, and in June 2020, BHI acquired an additional 3.0% of MFG’s common shares.
●	On July 28, 2021, Grupo Aval, Banco de Bogotá, Banco de Occidente, Fiduciaria Bogotá and Fiduciaria de Occidente entered into the Porvenir Shareholders’ Agreement to provide for Grupo Aval to directly control Porvenir. Prior to July 28, 2021, Banco de Bogotá, which held a 36.5% equity interest in Porvenir, controlled Porvenir.
●	On March 2022, 75% of BHI was spun-off to its shareholders. In December 2022, 20.89% was sold as part of a tender offer launched by Esadinco S.A. (an affiliate of Mr. Sarmiento Angulo). The remaining 4.11% was sold during March 2023 to Endor Capital Assets S.R.L. (an affiliate of Mr. Sarmiento Angulo).
●	On November 22, 2023, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular amended the Corficolombiana Shareholders’ Agreement, modified by certain amendment dated March 8, 2024, to agree that Banco Popular would directly control Corficolombiana. Prior to November 22, 2023, Grupo Aval controlled Corficolombiana directly.
●	On December 11, 2024, Grupo Aval signed an agreement to acquire up to 99.9% of the ordinary shares of Fiduciaria Corficolombiana S.A. from Corficolombiana S.A. and Valora S.A.S., as well as 40.77% of the ordinary shares of Casa de Bolsa S.A. from Corficolombiana S.A. and Organización Pajonales S.A. On December 16, 2024, Grupo Aval completed the acquisition of 94.5% of Fiduciaria Corficolombiana S.A. and was granted an option to acquire the additional 5.5% within a six-month period. Additionally, on the same date, Grupo Aval completed its acquisition of 40.77% of the ordinary shares of Casa de Bolsa S.A. from Corficolombiana S.A. and Organización Pajonales S.A.
●	In 2025, Corfi advanced two major acquisitions: (i) securing a 51% stake in Sencia to redevelop Bogotá’s Nemesio Camacho stadium complex through a Ps. $2.4 trillion PPP project, and (ii) Promigas acquiring Zelestra’s renewable energy platform, adding over 19 solar and storage projects across Colombia, Chile, and Peru to reinforce its transformation into a multi-energy platform.
●	On November 27, 2025, Banco de Bogotá reached an agreement to sell MFG in Panama to BAC, divesting a unit with modest results to reallocate capital toward core markets with stronger strategic alignment; with MFG’s financials classified as discontinued

operations. On March 18, 2026, following the receipt of all required regulatory authorizations, the sale of MFG to BIC was completed.
●	On December 23, 2025, Banco de Bogotá announced the acquisition of Itaú’s retail banking operations in Colombia and Panama, adding 277,000 clients with Ps. $6.5 trillion in loans and Ps. $4.1 trillion in deposits, reinforcing its affluent segment focus and competitive positioning, pending regulatory approval.
●	On January 2, 2026, Aval merged Fiduciaria Bogotá, Fiduciaria de Occidente, and Fiduciaria Popular into Aval Fiduciaria, consolidating trust services into Aval Fiduciaria, creating a stronger entity to enhance customer value, generate efficiencies, and improve profitability

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

In addition, we have completed multiple issuances on the local markets with an outstanding balance of Ps 1,208.6 billion and Ps 1,208.5 billion at December 31, 2025 and December 31, 2024, respectively. The most recent of which was Grupo Aval’s ordinary note issuance in the local market in December 2024 in an amount of Ps 300.0 billion.

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

B. Business overview

Strategic Framework

During 2025 and the first months of 2026 we conducted a comprehensive strategic planning process to update Grupo Aval’s long-term vision for the 2026–2031 period. This process incorporated internal and external analysis, perspectives from our business leaders, and the global trends shaping the financial industry. As a result, we established a strategic framework aimed at guiding our sustainable value creation over the coming years. In section A we describe our strategic framework which will guide our strategic efforts from 2026 onwards. Section B addresses the progress we made in 2025 in our strategic pillars that come from the previous strategic framework.

A. Grupo Aval Strategy Framework 2026-2031

This framework represents our interest of the Group in achieving true relevance in the markets we are participating, capturing efficiencies and tech development in a structured process, and promoting real impact for all of our stakeholders. It provides the foundation for our long-term aspirations and the main axis (Relevance, Opportunities, Impact) materialize through ten strategic pillars that will orient our strategic evolution across Grupo Aval.

RELEVANCE
Leadership
Banks
Payments
Asset management
Investment Banking
Insurance
Real sector
Costumers
Efficient Capital allocation
Effiiency and Standarization
Grupo
AVAL
Talent and Culture
Technology and Innovation
Corporate Governance and Risk Management
Data and Analytics
Corporate Reputation and Stakeholder Relations
Social and Environmental Impact
OPPORTUNITIES
IMPACT

Strategic Axes - Pillars

Our strategy is framed around ten strategic pillars that drive Grupo Aval’s sustainable value creation. These pillars are anchored by three main axes: (1) Relevance, (2) Opportunities, (3) Impact. Each axis has a discrimination on how every strategic initiative will impact our results in the axis. There is a total of 10 pillars that will frame all our strategic efforts from 2026 onwards.

Each axis and pillar are defined as follows:

(1) Relevance: We seek to maximize profitability by strengthening our leadership in the sectors where we operate, fostering long-term client relationships, and ensuring disciplined capital allocation.

●	Leadership: We maintain a leading position in the financial and strategic investment sectors, both locally and internationally, delivering resilient revenue streams and robust ROE.
●	Client Centricity: We are the preferred choice for our customers by providing a superior, seamless, and reliable experience built upon an integrated multi-channel vision.
●	Efficient Capital Allocation: We optimize our consolidated funding and capital structure to ensure liquidity, solvency, and sustainable value creation.

(2) Opportunities: We capitalize on opportunities through the achievement of operational efficiencies and synergies, the strategic deployment of technology, and the advanced use of data and innovation.

●	Efficiency and Standardization: We operate under a modern, efficient service model that drives productivity across our subsidiaries, leveraging economies of scale and cross-entity synergies.
●	Technology and Innovation: We utilize cutting-edge technology to lead digital transformation, offering secure experiences and fostering an innovation-driven culture to consistently capture new business opportunities.
●	Data and Analytics: We transform data and Artificial Intelligence into strategic assets to anticipate market needs, personalize solutions, and build sustainable competitive advantages.

(3) Impact: We generate impact by strengthening talent, upholding rigorous corporate governance practices, maintaining comprehensive risk management, and committing to social development and environmental stewardship.

●	Talent and Culture: We strategically manage human capital to attract, develop, and retain top-tier professionals, promoting a culture of leadership aligned with our group’s core purpose.
●	Corporate Governance and Risk Management: We are a benchmark for high corporate governance standards. Our risk management framework supports ethical, strategic, and sustainable decision-making.
●	Social and Environmental Impact: We pursue "profitability with purpose," ensuring a positive impact by creating broad-based opportunities and preserving environmental balance.

Corporate Reputation and Stakeholder Relations: We build a solid reputation through responsible management rooted in trust-based relationships with all stakeholders.

Our Mission

Drive profitable and socially sustainable growth of the entities that comprise Grupo Aval, promoting through them, the protection of the environment and of the well-being and progress of Colombians, through attractive and innovative offerings, under strict corporate governance standards.

Our Vision

Consolidate our position as the leading financial conglomerate in the Colombian market, recognized for our robustness, profitability, sustainability, innovation and contribution to key economic sectors, thereby maximizing value for our investors and other stakeholders.

Our Corporate Values

1. Our customers always come first

Our customers come first. Every decision we make starts with the customer: we listen with empathy, seek deep understanding, anticipate their needs and expectations, act with conviction, and recognize the impact of small gestures.

2. We deliver results

We deliver on our promises. We are committed to achieving our goals with discipline, excellence, effectiveness, and efficiency, to create real impact for our customers, our companies, and the country. We are driven by the challenge of generating and being accountable for results, creating greater value for our shareholders, investors, and all our stakeholders.

3. We own it

We take on challenges as our own, act with initiative, and stand behind the outcomes. We know things are achieved through effort, and we don’t wait for others to solve them: we act, we resolve, and we move forward.

4. Trust brings us together

We always do the right thing. We act with integrity, honesty, respect, and consistency. We protect our reputation. We believe teamwork produces better results, so we build relationships of trust based on collaboration, where people can speak up, ask questions, disagree, and reach consensus.

5. We keep it simple

We make things happen without overcomplicating them. We grow and take on large projects by focusing on what matters most, eliminating what doesn’t add value, and acting with agility. We trust, delegate, and simplify so that solutions arrive faster and better.

6. We innovate

We encourage creativity and change. We question, learn, and continuously improve. We dare to try, learn from mistakes, and build on what we’ve learned.

7. Our people, our strength

Our people are Aval’s greatest asset. We foster professional growth, well-being and collaboration in a workplace that is respectful, honest, productive, diverse and high performing. This is how we attract, develop and retain outstanding talent across our group.

B. Progress in strategic pillars – strategy from 2024

Alongside the definition of the new strategic framework, in 2025 we were fully committed to execute and deliver significant progress in the seven strategic pillars defined in 2024. The following section describes how we went forward in each of those pillars:

(i)	Market leadership

Our objective is to consolidate our group’s position as a market leader by maintaining a strong and sustainable economic performance, addressing social and environmental aspects, as well as best standards in terms of governance. We will achieve these through financial practices that promote our entities as the main provider of choice, encompassed by a product and service offering focused on delivering the best consumer experiences overtime. We strive to maximize the value generated through a comprehensive strategic management of the entities that comprise the conglomerate, diversifying our revenue sources and creating market dynamics that positively impact on our investors, while contributing to the sustainable development of the communities in which we operate.

In 2025, we made significant steps to strengthen our value proposition by providing technological foundations and the appropriate leverage to capitalize a winning position in the market. Some of these achievements are:

●	We prioritized individuals’ deposits and we succeeded in 2025 by reaching +71bp of market share gain across banks. These results are leveraged by term deposits product momentum in Colombia, and strong commercial execution in savings accounts.
●	We centralized our asset management value proposition under Aval Fiduciaria, which is now serving customers digitally and capturing synergies with our banks.
●	We successfully launched GOU Payments that will position ourselves favorably to capture market share within the Central Bank’s instant payments ecosystem (Bre-b), which is expected to play a dominant role in money transfers in Colombia over the next decade. See pillar (ii) Innovation.
●	We defined a standardized NPS metric across subsidiaries enabling us to measure and control how our customers are perceiving our value proposition in the market.
●	We registered more than 850,000 new customers through dale! which delivers an end-to-end digital experience for individuals and microbusinesses.
●	We partnered with Visa to sponsor the 2026 FIFA World CupTM. This strategic partnership is expected to increase our credit card product market share, strengthen our brand value, and improve our positioning in the consumer products market.

For further information on our market leadership strategic pillar see “Item 4. Information on the company—B. Business overview—Our operations” and “Item 4. Information on the company—B. Business overview—Competition”.

(ii)	Innovation

Innovation is a cornerstone of our strategy to drive value across business lines, anchored in a customer-centric approach to developing new ideas, processes, products, and technologies. We have reached key milestones in our digital transformation journey, which is built on three pillars: (1) modernizing existing products, innovating new ones, and digitizing processes, (2) developing new digital assets and enhancing performance, and (3) participating in digital ecosystems.

In 2025, we successfully achieved key milestones in our intention to develop deeper relationships with its customers in a more tech-driven context. Customers are now demanding agility in sales and service, easy to use digital end-to-end experiences, and a whole new set of capabilities that are pushing traditional financial institutions to rapidly evolve. This evolution is intended to compete head-to-head with disruptive new entrants such as fintechs and neo-banks, which don’t carry the burden of legacy systems and processes. In this context, we are improving our customers’ experience by capitalizing on the strength of our evolving digital capabilities. In 2025, sales of products through digital channels accounted for 52.9% of consumer product sales (assets and liabilities). In the same period, the proportion of disbursements made through digital channels increased from less than 2% to approximately 15.5%. Additionally, the number of digital customers grew by 13%, reaching 8.1 million in 2025, reaching a 79% digital adoption from a total active customer base of 10.3 million. In 2025 we reviewed our technological strategy aiming toward operational efficiency and excellence based on (i) simpler technological architecture and infrastructure and (ii) leaner operating models and processes.

Our digitalization efforts started in 2017 with the development of key technological capabilities such as Aval Digital Labs (ADL) intended to enhance our competitiveness in a whole new tech-driven environment. From 2020 onwards, demand for digital-base financial services soared and consolidated major shifts in the way financial institutions delivered their value propositions. Since that time, Grupo Aval has continued to strengthen its digital capabilities to enhance customer experience, improve operational efficiency, and support the development of new financial products and services. Across our subsidiaries, we are continuing to expand digital channels, leverage on advanced analytics, and boost artificial intelligence tools to match and exceed expectations from more-than-ever tech demanding customers. Some business fronts where we developed important capabilities are:

GOU Payments

Beyond the creation of a new payments company, GOU Payments constitutes the implementation of a world class technological infrastructure designed to enable a more agile, interoperable, and efficient transactional system nationwide.

GOU Payments enhances our ability to deploy integrated solutions that optimize payments, collections, reconciliation, and real time financing, connecting financial institutions, fintechs, cooperatives, corporates, merchants, and individual clients under a unified operational standard. This strategic development accelerates the adoption of new business models, strengthens system liquidity, and reduces operational friction. More than a technological initiative, it represents an evolution in the way money circulates in Colombia and reinforces our commitment to lead the next phase of the country’s digitalization.

TAG Aval

Aligned with our payments innovation strategy, we advanced the evolution of TAG Aval, which positioned itself as a key enabler for the implementation of the Immediate Payments System (Bre b), led by the Central Bank of Colombia. As of year end, Grupo Aval reached 9.1 million keys, holding 46.4% of the merchant keys market share. TAG Aval facilitates the transition toward interoperable, real time transfers, enabling millions of users to send and receive payments more easily, securely, and efficiently.

Red Aval

We continued strengthening the Red Aval (Aval Network) across our transactional infrastructure, focusing on operational efficiency and user experience. Our network reached 2,738 ATMs and 116,594 banking correspondents, with presence in all departments of Colombia. During the year, we added 1,914 new service points, expanding access to financial services in previously underserved areas.

We also modernized our ATM network by incorporating advanced analytics and artificial intelligence to optimize location, availability, and service levels, ensuring presence where customers need us most. Additionally, we deployed cardless withdrawal solutions supported by secure contact technologies, improving both safety and user experience.

Digital features and capabilities

We advanced in developing low value digital payments through conversational channels such as WhatsApp, expanding transaction options and bringing financial services closer to customers’ daily lives. This solution has shown strong traction, with monthly transaction growth near 30% and monthly value growth around 10%, reflecting increasing adoption and frequency of use.

In addition, we announced a strategic alliance with Microsoft to accelerate the incorporation of artificial intelligence solutions, focusing on sustainable growth, operational efficiency, process optimization, and risk management. Early results include enhanced productivity through Microsoft 365 Copilot, improved customer experience, and new development capabilities supported by low code/no code platforms, all underpinned by a robust cybersecurity strategy.

Aval Digital Lab (ADL)

In 2025, ADL strengthened its role as a strategic partner to Grupo Aval, enhancing the ecosystem’s digital capabilities, while raising the digitalization index of products with digital potential. The organization also advanced its analytics and artificial intelligence capabilities, scaling predictive models for retention, recovery, and origination. These developments boosted digital adoption, contributing to a 2.2% increase in unique digital clients compared to 2024 and sustaining a cumulative 45% growth since 2020.

As the digital ecosystem matured, ADL continued refining the Mobile Banking App, Online Banking, and Public Portal by integrating higher usability and security standards to offer more seamless user journeys. It also strengthened its digital ecosystems, consolidating their relevance in the country. CarroYa issued over 10,000 credit cards (Av Villas) and tokenized more than 6,000 cards. Club Plateado, launched by Banco Popular and ADL, became Colombia’s first digital ecosystem for the 50+ segment, reaching more than 21,000 members in its first four months.

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

In 2025, we advanced in the consolidation of AVC, the organization designed to orchestrate cross-functional capabilities, build shared infrastructure, and enable a modern operating model that allows the Grupo Aval entities to focus on what matters most: serving their customers better and contributing to the country’s sustainable development.

The role of AVC goes beyond integrating services; it involves building the technological, operational, and cultural foundations that will enable Grupo Aval to evolve with agility, efficiency, and security in an increasingly dynamic environment, transforming digital assets into shared capabilities, generating real synergies, and turning complexity into simplicity.

Throughout 2025, we advanced in consolidating the Synergies Center, initiating operations across key processes such as Property Management, Facilities, Procurement, Payroll, and Talent Acquisition:

●	In Property Management, we deployed the Aval Real Estate Portal, a platform that centralizes the management of nearly 1,000 assets across the four banks. This level of efficiency was extended to Facilities, where the standardization of maintenance routines enabled economies of scale in the negotiation and contracting of services.
●	We designed and implemented the Procurement Synergies Center (CSA), establishing a standardized model with a unified and cross-functional governance framework. During 2025, five group companies were incorporated into this model, supported by a fully digital operation with 142 automations and 15 advanced analytics use cases, reducing purchasing cycle times from 15 to 6.6 days and contract execution times from 6 to 1.5 days.
●	We designed and implemented the Procurement Synergies Center (CSA), establishing a standardized model with a unified and cross-functional governance framework. During 2025, five group companies were incorporated into this model, supported by a fully digital operation with 142 automations and 15 advanced analytics use cases, reducing purchasing cycle times from 15 to 6.6 days and contract execution times from 6 to 1.5 days.
●	In Talent Acquisition, we launched the Talento Aval job site, a platform that centralizes job vacancies across Grupo Aval. In its first months, it recorded more than 4,600 registered users and over 262,000 views, strengthening the employer brand and improving the candidate’s experience through more agile and unified processes.

Alongside these initiatives, the Center of Excellence for Hyperautomation was created as a key enabler of digital transformation, integrating technologies such as RPA, BPM, artificial intelligence, and low-code platforms. Initial use cases have demonstrated reductions of up to 80% in operational management times and 90% in data analysis and processing times for key business areas in AVC.

Finally, we advanced in defining a unified cloud migration roadmap for Grupo Aval, as well as in optimizing its technology infrastructure, including data centers and the modernization of the telecommunications network toward automated, software-defined models, strengthening the efficiency, resilience, and scalability of operations. In 2026, we expect to implement this roadmap and begin capturing its associated value.

(v)	Employee well-being and organizational culture

We focus on taking care of our employees, our most valuable asset. Through proactive talent management, we foster a safe, healthy and enriching work environment, promoting a culture grounded in inclusion, equity and diversity. This culture contributes to the group’s success by aligning employees with the organizational goals and values, while encouraging collaboration, innovation and productivity: We also strengthen a sense of belonging and commitment, prioritizing the well-being and quality of life of our teams and supporting their personal and professional development.

We operate as a pluralistic, equitable and inclusive organization, ensuring equal opportunities for all our employees and recognizing talent based on merit and values, free from discrimination. Our workforce reflects this commitment, with 56% women and 44% men. Within the framework of our Corporate Diversity and Inclusion Policy, we continue to reinforce our commitment to respectful and equitable workplaces. As a result of these efforts, we achieved the Friendly Biz recertification for Grupo Aval and all its material subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir), reaffirming our best practices in inclusion and respect for diversity.

We aim to attract, develop, and retain the best talent, recognizing that employee contribution and engagement are key drivers of our success. Accordingly, Grupo Aval and its subsidiaries continue to strengthen human capital development through well-being initiatives, training programs, diversity and inclusion efforts, and in-house talent identification. We are also advancing talent retention and promotion policies, supported on transparent goal-setting and objective performance evaluation and compensation frameworks.

In relation to training and development, we continue to promote opportunities for our employees to update level up their knowledge, access tools to adapt to change, and design their professional growth paths. Our programs include technical, organizational culture strengthening, and the "Lineamientos Aval” program, aimed at reinforcing and updating knowledge on key regulatory matters.

We have also invested in the design and implementation of actions that enhance employee well-being and quality of life, contributing to a positive work environment and improved organizational performance. These initiatives include spaces for recreation, sports and health for employees and their families, as well as activities that promote work-life balance.

With the well-being of our employees and their families in mind, we developed “Mi Grupo es Aval”, a comprehensive platform that brings together the benefits of all our entities and strategic allies. Through this initiative, we offer access to exclusive discounts, wellness programs, aid, insurance, educational agreements, financing options, and many other benefits designed to improve the quality of life of those who are part of our group. As of December 31, 2025, Mi Grupo es Aval covered 22,589 employees with more than 22 defined benefits.

At Grupo Aval, our senior management and Board of Directors firmly uphold the commitment to act in full alignment with our Human Rights Policy, Diversity, Equity and Inclusion Policy, occupational health and safety standards, and Code of Ethics and Conduct. Beyond compliance, this reflects a conscious and consistent way of leading, where integrity, respect, inclusion, and responsibility guide every decision and action. We actively promote a culture where ethical behavior, well-being, and respect for people are lived daily across all levels of the organization, strengthening trust with our employees, customers, and stakeholders, and ensuring that our actions are always consistent with our values.

(vi)	Environmental commitment

ESG Strategy – Sustainable Return on Equity

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

As a result of this process, our double materiality matrix was updated during 2025. A total of 280 stakeholders were consulted, and the following material topics were prioritized in order of relevance:  (i) Economical and Profitable performance, (ii) Information security and cybersecurity, (iii) Innovation and Digital Transformation, (iv) Comprehensive risk management, (v) Responsible investment, (vi) Sustainable finance, (vii) Corporate Governance, ethics and compliance, (viii) Climate Change Management, (ix) Generation of social value,  (x) Diversity, Equity and Inclusion, (xi) Inclusion and Financial Education. We have also defined our stakeholders and defined the main activities we undertake with them to continue strengthening our relationship and ensure transparent and timely information. These are: Board of directors, subsidiaries, shareholders and investors, employees, media and opinion leaders, government and regulatory bodies, suppliers and community.

We focus on aligning management with material issues, ESG factors, stakeholders and regulatory changes, both globally and locally, within the financial industry.

We also adhere to global initiatives such as UNEP FI, CECODES, PCAF and the UN Global Compact, reinforcing our commitment to sustainable finance and the 2030 SDG Agenda. We prioritized the SDGs most impacted by our activities: Gender equity (SDG 5), Decent work and economic growth (SDG 8), Industry, innovation and infrastructure (SDG 9), Reducing inequalities (SDG 10), Climate action (SDG 13).

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

●	Grupo Aval, Banco de Bogotá, Banco de Occidente, Corficolombiana and Promigas were included in the S&P Global Sustainability Yearbook 2026 based on the results of the 2025 Corporate Sustainability Assessment (CSA).

Grupo Aval achieved a historic improvement across the Environmental, Social and Governance dimensions, increasing its overall score by 18 points compared to 2024 and reaching 81/100.

Banco de Bogotá ranked within the Top 10% of its industry with a score of 88/100.

Corficolombiana ranked #1 globally in its industry (Diversified Financial Services and Capital Markets – SF&MC) with a score of 89/100.

Banco de Occidente obtained a score of 66/100, and Promigas achieved a score of 73/100.

●	Grupo Aval improved its MSCI ESG rating from BB to BBB, driven primarily by strengthened performance in the social pillar and enhanced responsible investment practices.
●	Grupo Aval received the Colombia Silver Award in the Payment Solutions category from Fintech Americas for its Tag Aval project.
●	Banco de Bogotá was recognized as Best ESG Bank by Euromoney. Additionally, its Amazonia Debit Card received recognition at the Xposible Awards for its environmental impact.
●	Banco de Occidente was recognized for the third consecutive year as a “Best Workplace” for companies with more than 1,500 employees by Great Place to Work. The bank also received the 2025 Green Seal of Truth – CO2CERO certification.
●	Porvenir was recognized with the Andesco Sustainability Award.
●	Corficolombiana ranked as the third leading company in Responsible Investment in Colombia, according to the ALAS20 2025 Ranking.

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

We monitor different environmental aspects such as energy consumption, water consumption and waste generation, to develop actions in favor of the conscious use of these resources and their correct management. In this sense, we will continue to implement actions to encourage our employees to adopt responsible consumption habits. For further information see “Item 4. Information on the company—B. Business overview—ESG Strategy.”

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

Also in terms of climate change risk management, some of our subsidiaries (Banco de Bogotá, Banco de Occidente, Corficolombiana and Porvenir) have defined their strategy according to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. In 2025, we implemented Grupo Aval’s Climate Strategy, aligned with the objectives of the Paris Agreement and Colombia’s national climate commitments.

In terms of sustainable financing, the combined sustainable portfolios of Grupo Aval’s banks — Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas — exceeded Ps 46.9 trillion. These resources supported projects in renewable energy, sustainable mobility, energy efficiency, affordable housing, financial inclusion, small and medium-sized enterprise (SME) financing, and social infrastructure.

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

Recognizing that the development of the country goes beyond the economic dimension, we carry out social projects aimed at promoting the well-being of the Colombian population, such as “Misión La Guajira.” La Guajira is Colombia’s most vulnerable region, with the highest neonatal mortality rate, the highest death rate due to malnutrition, the lowest rate of access to potable water, and one of the highest poverty indices in the country. We worked in coordination with several Government agencies and ministries to advance structural solutions to La Guajira’s lack of access to energy, potable water, and food security, while designing initiatives intended to be sustainable over time. In 2025, we reached a significant milestone in this initiative and declared “Misión La Guajira: Mission Accomplished,” marking the successful completion of the program’s initial objectives and the delivery of its core infrastructure and social interventions. We remain the only economic group in the country to have partnered in a philanthropic initiative of this scale directly with Colombia’s public sector, demonstrating that, when aligned on objectives, it is possible to collaborate constructively with different administrations. Importantly, we continue promoting the long-term sustainability of the project through economic development initiatives for local communities, ensuring that the impact achieved is durable and self-sustaining. We are hopeful that this experience will encourage other economic groups in Colombia to undertake similar efforts in other underserved regions of the country.

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

In 2025, Grupo Aval Holding and its subsidiaries:

●	Generated more than 67,500 jobs, consolidating our position as the second largest private employer in Colombia.
●	Launched a Human Rights Risk Management System, strengthening our due diligence framework and reinforcing oversight across our operations and value chain.
●	Impacted 208,886 individuals through our financial education programs. These initiatives are designed to address structural gaps including low adoption of digital payment methods, limited financial literacy, sociocultural and geographic barriers, lack of familiarity with the financial system, insufficient early financial education, low retirement savings awareness, and limited access to products and services tailored to specific population needs. Our programs serve diverse demographic groups, including children and youth, persons with disabilities, low-income individuals, seniors over 60 years of age, migrants, and other vulnerable populations.
●	We promote financial inclusion among small businesses and diverse population segments, including individuals living in rural or remote areas, women, seniors (60+), youth, low-income or unbanked individuals, persons with disabilities, migrant and informal workers, and indigenous communities.
●	We continued to lead large-scale social initiatives such as Misión La Guajira, a public-private partnership between Grupo Aval, Promigas, and the Presidency of the Republic of Colombia, with the support of Grupo Prisa and La W. The initiative addresses urgent needs in the municipalities of Manaure and Uribia, among the most vulnerable areas in the La Guajira department, through sustainable solutions focused on access to potable water, energy access, and food security. In 2025, the program benefited approximately 21,500 individuals and 3,100 families across more than 80 communities. In partnership with Claro Colombia, we provided free connectivity to 34 communities, reaching nearly 7,000 individuals. The program also strengthened its long-term sustainability through Financial education for local plumbers in partnership with Banco Popular, Business support for more than 1,500 Wayuu artisans, Implementation of a pilot early childhood care center.
●	We invested Ps 70,000 million in social programs benefiting approximately 2 million people. These investments focused on community infrastructure, education and research, socioeconomic development, and the promotion of culture, arts, and sports.

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

As part of our corporate governance developments, in March 2025 the General Shareholders’ Meeting reaffirmed the Board structure, maintaining nine principal members without alternates. The current composition of the Board is as follows:

●	Gender Diversity: The Board comprises 8 male and 1 female director.
●	Nationality: All directors are Colombian citizens.
●	Age Distribution: - 3 directors are aged 50-60. - 4 directors are aged 60-70. - 2 directors are aged over 70.
●	Tenure: The Board of Directors has an average tenure of 7.5 years.
●	Sector Expertise: Directors possess extensive experience in the financial, energy, and technology sectors, as well as in law, marketing, and economics.
●	Meeting Frequency & Attendance: In 2025, the Board held 24 meetings with an average attendance rate of 97,69%.
●	Board performance was rated 8.0/10 from the perspective of the Board of Directors and 8.8/10 from the perspective of Senior Management.

Grupo Aval's current Board demonstrates the expertise, diversity, and background necessary to effectively lead our group, drive sustainable growth, and address emerging challenges, thereby creating long-term value for all stakeholders.

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

Source: Company data at December 31, 2025. Porvenir is held in Banco de Bogotá as follows: 36.5% through Banco de Bogotá and 10.4% through Fiduciaria Bogotá. Porvenir is held in Banco de Occidente as follows: 24.2% through Banco de Occidente and 8.9% through Fiduciaria de Occidente.

In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, he beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 11.5% of Corficolombiana, at April 10, 2026.

On December 31, 2025, 94.6% of our consolidated assets were recorded in our Colombian entities and 5.4% in Panama through MFH. In terms of businesses, 81.1% of our total consolidated assets were from our banking services segment, 17.6% were from our merchant banking segment, and 1.3% were on-balance sheet consolidated assets of our pension and severance fund management segment. On a consolidated basis, Grupo Aval manages Ps 348.9 trillion of on-balance sheet assets, and Ps 469.5 trillion of off-balance sheet assets (assets under management).

We closely monitor the performance of our subsidiaries and the performance of our competitors, promote best practices and create synergies and efficiencies that can be captured across our subsidiaries. We work to improve our market position organically, launch new products to serve new segments, improve our existing product and service offering and have cost-effective channels.

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

Banking services

We provide commercial banking services in the Colombian market through four commercial banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). We also provide the core banking products for enterprises and individuals in Panama through banking branches of Banco de Bogotá and Banco de Occidente. In addition to core banking products, we provide a wide complementary portfolio: bancassurance, insurance, trust and fiduciary services, investment banking, bonded warehousing, real estate escrow services, merchandise and document storage and deposit, customs agency, cargo management, surety bond and merchandise distribution services, payment and collection services, and provide deposit and lending operations in foreign currencies.

Our Red Aval (Grupo Aval network) is one of the largest networks of ATMs and branches in Colombia and has been a key element of our competitive positioning in the Colombian market. Customers of any of our banks in Colombia may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red Aval (Grupo Aval network). As of December 2025, our network includes 2,738 ATMs, with presence in all departments across the country.

Under our multi-brand strategy, each of our banks focuses on particular types of customers, geographic regions and products. We believe that this strategy has contributed to our financial performance and allowed us to provide an integrated service network to our customers.

Our differentiated multi-brand business model builds on the individual strengths of our banks and the wide recognition of their brands. Each of our banks has developed a focus over time on particular and, to a degree, overlapping market sectors, geographic regions and services and products in Colombia. As a group, we are present in all banking segments and products in Colombia, as shown in the following chart:

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the third largest bank measured by gross loans with a 12.6% market share at December 31, 2025. It is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products. Banco de Bogotá serves all market segments. While its historic emphasis is on commercial loans for large corporations, the bank has broadened its segment base and product offering in recent years, especially on consumer loans and mortgages. Banco de Bogotá had a 15.3% market share of commercial loans, 10.4% of consumer loans and 10.5% of mortgages, all at December 31, 2025. In funding, the bank had a 12.6% market share of total deposits. Banco de Bogotá had consolidated total assets of Ps 156.2 trillion at December 31, 2025 and a net income attributable to controlling interest of Ps 1.3 trillion for the year ended December 31 2025.

In 2025, Banco de Bogotá pushed the execution of its 2024–2027 strategic plan, designed to reinforce its relevance in the Colombian market, optimize its funding mix with greater participation from individuals and corporations, generate measurable positive impacts for the country, and deliver profitability aligned with shareholder expectations and prevailing market conditions. On those objectives, Banco de Bogotá made significant progress through 2025 as follows:

●	The Bank continued to be recognized for its leadership in digital experience and innovation, earning distinctions such as Euromoney’s “Best Digital Bank in Colombia” and European’s “Innovative Digital Bank.”

●	The bank continued to advance in several strategic products and segments, namely: SMEs, Government, Premium & Preferred, Mass, and Payroll banking. Key highlights included the strengthening of products such as payments, factoring, and commercial models; the establishment of more than 300 agreements with Bre-B and Aval Pay; and the registration of 4.6 million keys in the Bre-B system. In the SME segment, advanced analytics enhanced customer primacy and retention. For government institutions, municipal tax collection solutions were introduced alongside a specialized commercial model. In the Premium and Preferred segments, investment and insurance offerings were expanded, while in the Mass segment digitalization progressed through digital

CDs and an expanded correspondent network. Payroll banking grew by more than 20,000 net accounts, supported by initiatives such as Cuenta Camello.

●	In Corporate Banking, Banco de Bogotá strengthened its service model to position itself as a strategic partner for private companies and government entities, offering tailored solutions and specialized segmentation. This comprehensive approach, grounded in expert advisory and innovation, delivered milestones such as the adoption of digital promissory notes in over 80% of applicable transactions, the launch of digital CDs for legal entities, modernization of tax collection processes, and financing of clean technologies and strategic infrastructure to support sustainable development. The Bank also strengthened its cash management value proposition through the rollout of collection and factoring APIs, which supported greater client engagement and reinforced the Bank’s role as a primary financial partner for corporate customers.

●	In Personal Banking, the Bank added more than 500,000 new clients in 2025, with strong performance in the Affluent, Payroll, and Pensioner segments. Growth in demand deposits was supported by targeted account offerings, including Cuenta Fácil, a flexible tiered account model that allows customers to select benefits aligned with their daily banking needs, and payroll-focused products such as Camello and Cuenta Mi Trabajo, designed to serve salaried employees both with and without employer agreements. These products strengthened the Bank’s position in the payroll ecosystem and supported increased client acquisition and deposit balances. Furthermore, time deposits benefited from strong market momentum in CDs during the year, which the Bank leveraged through competitive pricing and enhanced digital capabilities. In particular, the Bank accelerated tools offering more competitive rates for premium and preferred clients and expanded digital channels for CD placement. In mortgage lending, the Bank supported over 21,600 families, reaching a portfolio balance of Ps 13.2 trillion.

●	On sustainability, Banco de Bogotá reaffirmed its leadership, maintaining its position among the world’s most sustainable banks according to the S&P Global Corporate Sustainability Assessment (CSA), inclusion in CDP’s Climate Change A List, recognition by Euromoney as “Best ESG Bank in Colombia,” and acknowledgment by Forbes among leading sustainability companies. The Bank exceeded its sustainable finance targets, achieving a Ps 6.5 trillion green portfolio (35% growth) and a Ps 15.2 trillion social portfolio.

The close of 2025 was marked by significant corporate developments aligned with Grupo Aval’s strategic vision. In November 2025, Banco de Bogotá announced the sale of Multi Financial Group (MFG), its principal asset in Panama, to BAC International Corporation. The, transaction was completed on March 18, 2026, following the receipt of all required regulatory authorizations, at a total price of U.S.$464 million (Ps 1,719.7 billion). Additionally, in December, Banco de Bogotá and Banco de Bogotá Panama announced their intention to acquire the retail banking assets and liabilities of Banco Itaú Colombia and its Panamanian subsidiary. Subject to approval by the Colombian Financial Superintendence, this transaction involves approximately 277,000 clients and will enhance operational scale, broaden the product and service portfolio, and strengthen the Bank’s presence in the affluent segment.

Banco de Occidente is the fifth largest bank in Colombia measured by gross loans, with a market share of 7.0% on December 31, 2025. It focuses on mid-size and small and medium-sized (SME) corporate customers, state-owned entities and high net-worth customers which promotes both objectives, a clear strategic commitment to these segments and a diversified revenue stream. As of December 31, 2025, Banco de Occidente had a market share of 9.0% in commercial loans and 6.4% in consumer loans. On deposits, the bank has built a strong presence in checking accounts, achieving a market share of 8.8%. By the end of 2025, Banco de Occidente had total consolidated assets of Ps 88,163.3 billion and a net income attributable to owners of the parent of Ps 574.8 billion for the year ended December 31, 2025.

In terms of market positioning, Banco de Occidente consolidated its competitive leadership in the segments mentioned above and strengthened its transactional ecosystem. In the SME segment, the Bank achieved first place in share of wallet for loan portfolios and collections; in the medium corporate and business segments, it ranked second; and in government current accounts, it secured first place. Additionally, the Bank expanded its share of wallet in loan portfolios for strategic individual segments and positioned itself as one of the institutions with the largest correspondent banking networks in Colombia. On the transactional front, the Bank successfully implemented the Central Bank’s immediate payments system, Bre-B, across its channels, processing 1.7 million transactions during the year.

With a focus on both sustainability and profitability, the Bank strengthened both the sustainability of its business and its impact on the environment. At the consolidated financial level, it achieved a ROE of 9.5% and a solvency ratio of 12.9%. From an environmental and social perspective, the Bank obtained 66 points in the Dow Jones Sustainability Index (up from 48 points in 2024), maintained its carbon-neutral certification, and its Planeta Azul community recorded more than 184,000 visits.

Driving forward its digital ecosystem, the Bank strengthened innovation through new capabilities in biometrics, analytics, artificial intelligence, and large-scale automation. Mobile Banking consolidated its position as the primary channel, incorporating more than 55 new functionalities, while the transactional offering expanded to include digital savings and checking accounts, international transactions, remittances, and Bre-B immediate payments, now also available via WhatsApp. In security, 14,769 companies adopted the virtual token within the application. Leveraging advanced analytics, the Bank operated more than 87 machine learning and AI models, deployed over 10 AI assistants and agents, and enhanced operational efficiency with approximately 180 robots, which accumulated 506,000 automated hours.

By reinforcing its identity as both a preferred employer and a trusted brand, the Bank enhanced employee engagement, learning, and customer experience. The Bank strengthened its position as a preferred employer and brand. It achieved first place in Great Place to Work (GPTW), with 99% equity and an employee Net Promoter Score (eNPS) of 97%, reflecting a high level of internal recommendation. The Soy BdO application was launched, engaging more than 6,522 employees. In learning and development, the La U platform recorded over 58,000 courses completed, with 6,841 employees and 1,300 family members actively participating, earning Gold recognition from Brandon Hall Group in Learning and Development. On customer experience, the Bank achieved a Net Promoter Score (NPS) of 64% and improved three positions in the Financial Superintendence’s PQRS (customer requests, complaints, claims and suggestions) ranking, positioning itself as Grupo Aval’s top-performing entity in this indicator.

Banco Popular is the eighth largest bank in Colombia measured by gross loans, with a market share of 3.1% at December 31 2025. The bank operates primarily in the consumer segment with a particular focus in silver economy (serving the 50+ age group) and in public sector businesses as a premier provider of financial solutions to Government entities nationwide. The bank possesses a particular strength in public sector deposits and loans. As of December 31, 2025, Banco Popular had total consolidated assets of Ps 91,590.5 billion and a market share of 7.7% in consumer loans, 1.6% in commercial loans, 0.7% in mortgage loans and 3.4% in deposits. A significant part of its consumer portfolio is made up of payroll loans for pensioners and public sector employees. As of December 31, 2025, the bank had a market share of 19.1% of payroll loans. As a part of its strategy, Banco Popular is diversifying its presence in different consumer products, by strengthening its value proposition and adapting its service model, thus increasing its participation in the retail segment both in terms of loans and funding.

In 2025, Banco Popular continued the execution of its strategy to strengthen its position as a specialized institution serving individuals over 50 years of age, consolidating its focus on the silver economy. The year was marked by the stabilization of its financial performance, reflected in sustained profitability, as well as by the strengthening of its competitive position in the market.

In line with this strategy, the Bank deepened its understanding of the 50+ segment, consolidating a differentiated value proposition that integrates financial products, service experiences, and relationship spaces designed around the specific needs of this population. Key milestones included the launch and renewal of its brand and purpose under the concept “El Banco para el mejor momento de la vida”, as well as the introduction of Club Plateado, a digital initiative offering content, experiences, benefits, and services aligned with the interests and expectations of the segment, extending beyond traditional financial offerings.

Additionally, as part of its strategic development, the Bank continued to strengthen its service channels, incorporating innovative phygital experiences that combine in-person and digital interactions. This approach aims to provide comprehensive support to clients in the segment and enhance their overall service experience.

On funding strategy, Banco Popular strengthened its deposit base in 2025, positioning itself among the institutions with the highest growth in deposits from individuals. This performance was supported by an attractive Savings proposition, increased customer confidence, and sustained improvements in service experience, contributing to a more stable and efficient funding structure.

Finally, on the digital transformation front, the Bank implemented significant enhancements to the functionality and stability of its channels, resulting in fewer incidents and smoother customer experience. Progress was also made in interoperability and immediate payments through the implementation of Bre-B, strengthening transactional capabilities and aligning with developments in the Colombian financial system.

Banco AV Villas is the eleventh largest bank in Colombia measured by gross loans. The bank focuses on services and products such as payroll loans and credit cards, its traditional line of mortgages and factoring in commercial loans. One of its key strengths is its leading in collection and payment services agreements for residential units, temporary service companies and schools. The bank has a broad service network throughout Colombia, with a concentration in Colombia’s central region, including Bogotá and the southwestern region. Banco AV Villas had a market share of 2.5% of deposits, 2.3% of gross loans, 4.5% of consumer loans and 3.0% of mortgages at December 31, 2025. At December 31 2025, Banco AV Villas had total consolidated assets of Ps 21,932.9 billion. The Bank achieved progressive stabilization of its financial statements, evidenced by a consistent reduction in monthly losses and a return to profitability beginning in October 2025 in its separate financial statements.

In 2025, AV Villas progressed the execution of its corporate strategy focused on a Multi-Segment Banking value proposition, with a strong orientation toward formally employed individuals. These actions contributed to an improved balance mix and optimization of the financial margin. Within this framework, the Bank continued to strengthen and innovate its offering to maintain competitiveness, particularly in digital products and channels.

The business model is built on a client-centric approach, around which a segmented service and channel model is structured, supported by technological capabilities, advanced analytics, and the coordinated work of the Bank’s different areas. As part of this value proposition, the year saw the introduction and expansion of services and products such as savings pockets with returns, immediate payment transactions through the Bre-B ecosystem, integration of debit and credit cards with digital wallets such as Apple Pay and Google Pay, and the strengthening of offerings directed at the public and institutional sectors.

From a brand and organizational culture perspective, AV Villas consolidated its position under the concept of Co-Banking, promoting financial education initiatives linked to the new Bre-B ecosystem. Additionally, the Bank launched its Diversity, Equity, and Inclusion (DEI) program, aimed at fostering a more inclusive and diverse organizational culture in which all individuals feel recognized, valued, and respected.

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

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV	Grupo Aval
	Bogotá(1)	Occidente	Popular	Villas	aggregate(2)

	(in thousands)
Total corporate customers, as of:
December 31, 2025	246.0	84.8	7.9	92.9	431.6
December 31, 2024	238.8	86.6	8.5	90.4	424.3

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV	Grupo Aval
	Bogotá(1)	Occidente	Popular	Villas	aggregate(2)

	(in thousands)
Total active corporate customers, as of:
December 31, 2025	127.4	42.7	7.9	31.8	209.8
December 31, 2024	123.2	46.4	8.5	31.5	209.7
(1)	These figures exclude MFG.
(2)	Reflects aggregated amounts of our banking subsidiaries, these figures may include overlap of customers.

Individual customers

Our banks classify their individual banking customers into separate categories based principally on income. The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV		Grupo Aval
	Bogotá(1)	Occidente	Popular	Villas	Corficolombiana	aggregate(2)

	(in thousands)
Total individual customers, as of:
December 31, 2025	9,301.2	1,182.9	1,569.3	5,578.0	411.7	18,043.2
December 31, 2024	8,929.4	1,220.3	1,576.4	5,489.6	383.3	17,599.1

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV		Grupo Aval
	Bogotá(1)	Occidente	Popular	Villas	Corficolombiana	aggregate(2)

	(in thousands)
Total active individual customers, as of:
December 31, 2025	4,019.1	880.9	869.4	1,100.9	411.7	7,282.0
December 31, 2024	3,979.2	951.2	855.0	1,168.1	383.3	7,336.8
(1)	These figures exclude MFG.
(2)	Reflects aggregated amounts of our banking subsidiaries, these figures may include overlap of customers.

Lending activities

We classify our banks’ loans into the following categories: commercial, consumer, microcredit and mortgages. The following table presents our total loans, net at December 31, 2025.

	At December 31, 2025
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding(1)	consolidated(2)

	(in Ps billions)
Commercial	110,489.5	—	1,389.6	982.6	110,086.5
Commercial loans	108,718.1	—	1,383.5	982.6	108,309.0
Interbank and overnight funds	1,771.4	—	6.1	—	1,777.5
Consumer	59,293.2	—	1,163.0	—	60,456.2
Mortgages	22,094.2	—	17.5	—	22,111.7
Microcredit(3)	1.5	—	—	—	1.5
Total gross loans	191,878.4	—	2,570.1	982.6	192,655.9
Loss allowance	(8,333.7)	—	(96.4)	(1.3)	(8,430.0)
Total loans, net	183,544.7	—	2,473.7	981.3	184,226.0
(1)	Commercial loans reflect the loans extended by Grupo Aval Acciones y Valores S.A. to an unconsolidated related party in December 2022.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(3)	Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente) without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the minimum wage.

On December 31, 2025, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 5.2%,7.2% and 8.5%, respectively, of our consolidated total gross loan portfolio.

Commercial loan portfolio: consists of general purpose loans (loans with a maturity of over one year), working capital loans (loans with a maturity of up to one year), leases, loans funded by development banks, corporate credit cards and overdraft loans. Loans funded by development banks are loans granted to customers and focused on specific economic sectors and are funded by national or international government or government-related institutions. Interbank and overnight funds are short-term borrowings mostly entered into between banks. The following table presents our commercial loan portfolio at December 31, 2025.

	At December 31, 2025
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding(1)	consolidated(2)

	(in Ps billions)
General purpose loans	82,502.7	—	—	982.6	80,975.4
Working capital loans	10,886.2	—	—	—	10,884.9
Leases	11,048.7	—	1,383.5	—	12,428.2
Loans funded by development banks	3,557.8	—	—	—	3,298.3
Overdrafts	377.9	—	—	—	377.9
Interbank and overnight funds	1,771.4	—	6.1	—	1,777.5
Credit cards	344.9	—	—	—	344.4
Commercial loans	110,489.5	—	1,389.6	982.6	110,086.5
(1)	General purpose loans reflect the loans extended by Grupo Aval Acciones y Valores S.A. to an unconsolidated related party in December 2022.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Consumer loan portfolio: consists of payroll loans, personal loans, automobile and other vehicle loans, credit cards, overdrafts, leases, and general purpose loans. A payroll loan is a type of loan where payments are deducted directly from an employer’s salary. The following table presents our consumer loan portfolio at December 31, 2025.

	At December 31, 2025
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding	consolidated(1)

	(in Ps billions)
Payroll loans	33,023.1	—	—	—	33,023.1
Personal loans(2)	14,827.4	—	1,163.0	—	15,990.3
Credit cards	6,814.8	—	—	—	6,814.8
Automobile loans and leases	4,361.0	—	—	—	4,361.0
General purpose loans	209.4	—	—	—	209.4
Overdrafts	44.6	—	—	—	44.6
Leases	13.0	—	—	—	13.0
Consumer loans	59,293.2	—	1,163.0	—	60,456.2
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(2)	Mostly composed of personal installment loans.

We provide credit card services to our bank customers mainly through the Visa and MasterCard networks. The following table presents the number of activated issued credit cards of our banks in Colombia at the dates indicated.

	Activated Issued Credit Cards
	December 31,	December 31,
Banking subsidiaries in Colombia	2025	2024
Banco de Bogotá	1,122,569	1,229,118
Banco de Occidente	451,703	503,362
Banco Popular	157,991	176,878
Banco AV Villas	417,401	445,620
Total activated issued credit cards	2,149,664	2,354,978

Mortgages portfolio: In Colombia, Banco de Bogotá, Banco de Occidente and Banco AV Villas are our main originators of loans to customers for the purchase of real estate secured by mortgages. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased. The weighted average maturity of the Colombian mortgage loan portfolio at December 31, 2025 was 194 months (contractual life at the time of origination). Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income in compliance with Colombian regulation.

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

Deposits

Our banks offer traditional deposit services and products, including checking accounts, savings accounts, time deposits and other deposits. Checking accounts typically bear low or no interest. Checking accounts and savings accounts are payable on demand, although a significant portion of these accounts tend to be stable in amount over time. Moving on to our time deposits, 75.4% have maturities below 12 months and commonly earn interest at a fixed rate. The following table presents our deposits by product type at the dates indicated.

	At December 31, 2025
	Operating segments
	Banking	Pension and Severance	Merchant		Grupo Aval
	Services	Fund Management	Banking	Holding	consolidated(1)

	(in Ps billions)
Checking accounts	23,898.8	—	—	—	23,598.2
Savings accounts	89,324.2	—	1,404.9	—	88,238.5
Time deposits	88,082.1	—	7,598.3	—	95,105.9
Other deposits	460.1	1.5	0.9	—	462.5
Customer deposits	201,765.3	1.5	9,004.2	—	207,405.2
(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

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

During 2025, we continued optimizing our footprint by either closing, relocating or adapting branches to increase the effectiveness of our distribution network. The following table presents our total full-service branches in Colombia at December 31, 2025 and 2024.

			Change, December 31, 2025 vs.
	At December 31,		December 31, 2024
	2025	2024	#	%
Banco de Bogotá	404	412	(8)	(1.9)
Banco de Occidente	168	175	(7)	(4.0)
Banco Popular	174	178	(4)	(2.2)
Banco AV Villas	200	231	(31)	(13.4)
Full-service branches	946	996	(50)	(5)

We continued optimizing our ATM footprint by either closing, relocating or adapting ATMs to increase the effectiveness of our distribution network. The following table presents our total ATMs in Colombia at December 31, 2025 and 2024.

			Change, December 31, 2025 vs.
	At December 31,		December 31, 2024
	2025	2024	#	%
Banco de Bogotá	1,527	1,555	(28)	(1.8)
Banco de Occidente	269	269	—	—
Banco Popular	562	592	(30)	(5.1)
Banco AV Villas	380	417	(37)	(8.9)
ATMs	2,738	2,833	(95)	(3)

The following table presents our other points of service in Colombia at December 31, 2025 and 2024.

			Change, December 31, 2025 vs.
	At December 31,		December 31, 2024
	2025	2024	#	%
Banco de Bogotá	31,880	27,763	4,117	14.8
Banco de Occidente	82,819	90,003	(7,184)	(8.0)
Banco Popular	107	109	(2)	(1.8)
Banco AV Villas	1,788	2,210	(422)	(19.1)
Other points of service(1)	116,594	120,085	(3,491)	(3)
(1)	In Colombia, other points of service include banking correspondents (corresponsales bancarios) or “CBs” and payment collection centers (centros de pago).

In 2025, our transaction mix continued shifting toward digital channels. As such, successful monetary transactions through non-physical channels accounted for 41.8% of total transactions in 2025, 9.3% more than in 2024. Our mobile banking transactions in continue to show increasing signs of adoption, growing by more than 50% in the year. The following tables present volumes for successful monetary transactions processed through our distribution channels and their share of total transactions, in Colombia for Grupo Aval, at the dates indicated.

			Change, December 31, 2025 vs.		% of total transactions for the year ended
	At December 31,		December 31, 2024		December 31,
	2025	2024	#	%	2025	2024

	(in thousands)
Branches	51,964	59,540	(7,576)	(12.7)	9.4	11.9
ATMs	98,333	114,617	(16,284)	(14.2)	17.8	22.9
Banking correspondents and other	171,365	164,368	6,997	4.3	31.0	32.8
Online banking	61,485	52,545	8,941	17.0	11.1	10.5
Mobile banking	169,704	110,465	59,239	53.6	30.7	22.0
Automated telephone banking	13	15	(2)	(11.6)	0.0	0.0
Colombia	552,864	501,549	51,315	10.2	100.0	100.0

Trust activities and portfolio management services

Grupo Aval had traditionally operated in this business line indirectly through its subsidiaries. However, after a strategic review of Grupo Aval’s non-banking revenue sources, in 2024 we decided to strengthen our asset management service offering. This implied Corficolombiana exited from its financial businesses and focused exclusively on its non-financial businesses. In that sense, on December 2024, Grupo Aval acquired 94.5% of the common shares of Fiduciaria Corficolombiana (currently Aval Fiduciaria) from Corficolombiana. Additionally, Grupo Aval acquired 40.77% of the common shares of Casa de Bolsa (currently Aval Casa de Bolsa) from Corficolombiana and Organización Pajonales. Both Aval Fiduciaria and Aval Casa de Bolsa are reported under the banking services segment. The following table presents the assets under management (AUM) of Grupo Aval’s four trust and fiduciary services companies at the dates indicated.

			Change, December 31, 2025 vs.
	At December 31,		December 31, 2024
	2025	2024	#	%

	(in billions)
Aval Fiduciaria	63,136.5	62,799.9	336.6	0.5%
Fiduciaria Bogotá	77,312.5	68,166.1	9,146.3	13.4%
Fiduciaria de Occidente	48,611.2	46,326.2	2,285.0	4.9%
Fiduciaria Popular	9,243.3	8,188.2	1,055.1	12.9%
Grupo Aval aggregate	198,303.5	185,480.5	12,823.0	6.9%

Through our four trust and fiduciary services companies, we participate in all fiduciary activities with a higher concentration in management, warranty, real estate and collective investment, as shown in the table below.

			Change, December 31, 2025 vs.
	At December 31,		December 31, 2024
	2025	2024	#	%

	(in billions)
Administration	91,678.6	91,277.0	401.7	0.4%
Private equity	9,001.1	7,591.4	1,409.7	18.6%
Collective investment	26,001.6	22,571.4	3,430.2	15.2%
Voluntary pension	33.1	36.8	(3.7)	(10.0)%
Warranty	27,308.0	26,658.5	649.4	2.4%
Real estate	26,031.1	25,546.6	484.5	1.9%
Investment	8,675.8	2,578.0	6,097.8	236.5%
Social security	9,574.2	9,218.4	355.7	3.9%
Other social security	—	2.3	(2.3)	(100.0)%
Total	198,303.5	185,480.5	12,823.0	6.9%

Investment banking

Since 2005, following the merger of Corficolombiana S.A. and Corfivalle S.A., Corficolombiana’s investment banking division was created. This business line played an active role in structuring multiple debt transactions and providing corporate advisory services on restructurings, as well as in the capital markets. In 2020, Corficolombiana’s investment banking division began a process of strategic alliances with our banks, which strengthened its revenue levels and market depth, leading it to participate increasingly in multiple high-impact transactions.

The creation of Aval Banca de Inversión in 2025 was the result of an alliance between Grupo Aval (70%) and Corficolombiana (30%), which made it possible to combine efforts, credentials, technical expertise, and reach. This was driven by the fact that the growth of Corficolombiana’s investment banking division was significant (revenue growth of up to 10x from 2020 to 2025) and it made sense to spin it off into a standalone vehicle. In less than one year of operations, Aval Banca de Inversión achieved Ps 25.1 billion billing levels, consolidating it as one of the leading investment banks in the country by transaction type and revenue.

Merchant banking

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2025. Corficolombiana focuses on two lines of business: (1) equity investments in strategic sectors of the Colombian economy, including infrastructure, energy and gas, agribusiness and hospitality and (2) treasury operations. As mentioned above, Corficolombiana exited the trust activities and portfolio management services and the investment banking businesses. Corficolombiana had consolidated total assets and shareholders’ equity attributable to owners of the parent of Ps 61,508 billion and Ps 13,151 billion, respectively, at December 31, 2025. Net income attributable to owners of the parent was Ps 471,667 billion for the year ended December 31, 2025.

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

The following table provides information regarding Corficolombiana’s consolidated assets distributed by sectors at December 31, 2025.

	At December 31, 2025
			Financial
	Energy and		Services &
	Gas	Infrastructure	Others	Hospitality	Agribusiness	Total

	(in Ps billions)
Total assets(1)	21,415	27,850	10,182	1,385	676	61,507.9
As a percentage of total assets	34.8%	45.3%	16.6%	2.3%	1.1%	100.0%
(1)	Eliminations are assigned to each operating segment.

Corficolombiana’s main investments in the energy and gas sector include a 50.9% controlling stake in Promigas S.A. E.S.P., the second largest natural gas pipeline and distribution company in Colombia, and a minority stake in Grupo Energía Bogotá S.A. E.S.P, or “GEB”, an electricity and gas group. Promigas is included in our consolidated financial statements as it is under our “control” as defined in IFRS 10. On July 2025, Corficolombiana, Promi CFC S.A.S., and CFC Gas Holdings S.A.S. entered into the Promigas Shareholders’ Agreement to provide for Corficolombiana to directly control Promigas.

Corficolombiana’s infrastructure investments are concentrated mainly in toll road concession projects, a sector in which it is a leading private investor in Colombia. The main investments of Corficolombiana in the infrastructure sector include Proyectos de Infraestructura S.A.S. (Buga-Tuluá-La Paila), Concesionaria Vial de los Andes S.A.S. (Bogotá-Villavicencio), Concesiones CCFC S.A. (Fontibón-Los Alpes, concesión contract ended March 27, 2024), Concesionaria Panamericana S.A.S. (Los Alpes-Villeta and Chuguacal-Cambao), Concesionaria Vial del Pacífico S.A.S. (Ancón Sur-Bolombolo or “Conexión Pacífico 1”), Concesionaria Nueva Vía al Mar S.A.S. (Mulaló-Loboguerrero), Concesionaria Vial Andina S.A.S. (Bogotá-Villavicencio) and Concesionaria Vial del Oriente S.A.S. (Villavicencio-Yopal).

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

Treasury businesses

Corficolombiana is a relevant participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency-denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2025, Corficolombiana had consolidated total fixed income assets of Ps 7,261.6 billion.

Pension and severance fund management

Porvenir is controlled by and consolidated under Grupo Aval. Porvenir is the leading private pension and severance fund management business in Colombia, based on assets under management, with a 45.9% market share of assets under management at December 31, 2025. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Through Aportes en Línea, Porvenir manages social security related information systems designed to provide its clients with efficient payment solutions.

For the year ended December 31, 2025, 45.7% of Porvenir’s revenues were derived from mandatory pension funds, 23.3% from severance funds, and 8.4% from voluntary pension funds. Porvenir derived the remaining 22.6% of its revenues from a combination of the profitability of its own investment portfolio, stabilization reserves and other income.

The following table presents a breakdown of Porvenir’s assets under management at the dates indicated. Favorable capital market conditions throughout 2025 drove the 14.9% increase in the volume of funds managed by Porvenir, which in turn positively affected returns on the stabilization reserve.

			Change, December 31, 2025 vs.
	At December 31,		December 31, 2024
	2025	2024	#	%

	(in Ps billions)
Mandatory pension funds	250,716.9	218,233.3	32,483.6	14.9
Severance funds	12,668.3	10,806.3	1,862.0	17.2
Voluntary pension funds	7,770.9	6,757.8	1,013.1	15.0
Third-party sponsored pension funds	3.5	253.0	(249.5)	(98.6)
Total assets under management	271,159.7	236,050.4	35,109.2	14.9

The following table presents a breakdown of Porvenir’s clients at the dates indicated.

			Change, December 31, 2025 vs.
	At December 31,		December 31, 2024
	2025	2024	#	%

	(in thousands)
Mandatory pension funds	11,984.3	11,750.1	234.2	2.0
Severance funds	5,928.3	5,687.7	240.6	4.2
Voluntary pension funds	162.9	150.4	12.5	8.3
Total clients	18,075.5	17,588.2	487.2	2.8

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 71.0% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 20.8% and 21.2% of its total revenues for the years ended December 31, 2025 and December 31, 2024, respectively.

Distribution channels

Porvenir attracts new individual customers mainly through its direct sales force (569 individuals) with direct report to five regional sales managers located in Bogotá, Antioquia, the Southern Region, the Eastern Region and the Northern Region. At December 31, 2025, Porvenir had 49 offices, 5 service modules and 52 electronic service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Competition

Commercial banking

We are one of the largest financial banking groups in Colombia. We believe that this result has been achieved due to our banks’ historically strong franchises, results-oriented philosophy and their disciplined risk management approach; all of which has been supported by our multi-brand business model.

The following market share and other data comparing us and our banking subsidiaries to our competitors in the Colombian market is based on information derived from the combined separate financial information reported to the Superintendency of Finance by our 4 commercial banks based on Colombian IFRS. Our main competitors in Colombia are Bancolombia, Davivienda and BBVA Colombia, which are the other three leading banking groups. Average balances are calculated using the 13 end-of-month average balances from December 2025 to December 2024. Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.

The following table shows ROAA, ROAE, efficiency ratio and Colombian market share information of our Colombian banking subsidiaries, our aggregate operation and our principal competitors in accordance with Colombian IFRS on a separate basis.

	At and for the Year ended December 31, 2025
	Grupo Aval entities								Rest of the
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA	Colombian
	Bogotá(1)	Occidente	Popular	Villas	Aggregate (1)	Bancolombia	Davivienda	Colombia	market

	(in percentages)
ROAA(2)	1.0	0.7	0.0	-0.3	0.7	2.5	1.3	0.4	1.5
ROAE(3)	7.7	9.5	0.6	-3.4	6.8	21.5	12.3	6.8	15.0
Cost to income(4)	52.8	54.0	82.3	77.8	59.1	47.5	56.6	55.9	56.4
Cost to assets(5)	2.7	2.8	4.2	4.7	3.0	4.2	3.9	2.9	4.9
Market share in Colombia:
Net income	8.9	3.8	0.1	-0.4	12.3	44.8	12.9	3.2	26.8
Deposits	12.6	7.1	3.4	2.5	25.7	27.3	14.4	10.8	21.9
Gross loans	12.6	7.0	3.1	2.3	25.0	27.8	16.0	10.8	20.3
Assets	12.8	7.7	3.0	2.0	25.5	25.0	14.4	10.2	24.8
Branches	8.2	3.4	3.5	4.1	19.3	13.1	12.6	9.0	46.0
ATMs	11.7	2.1	4.3	2.9	21.0	33.3	17.8	8.9	5.8

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

Lending activities

At December 31, 2025, we had the second largest market share of gross loans in Colombia, with a 25.1% market share. We have a strong presence in commercial loans and in consumer loans (particularly in payroll loans, in which we had a 42.2% market share at December 31, 2025).

The following table presents a breakdown of the market share of our gross loans and that of our competitors by category at December 31, 2025.

	At and for the December 31, 2025
	Grupo Aval entities								Rest of the
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA	Colombian
	Bogotá	Occidente	Popular	Villas	Aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Gross loans:
Corporate	14.9	8.1	1.8	1.2	26.1	31.4	13.9	10.0	18.6
Enterprises	17.1	7.2	0.7	1.3	26.3	28.5	11.4	12.4	21.5
SMEs and Microbusiness	21.3	5.2	0.5	0.5	27.5	30.5	12.5	7.0	22.6
Government	12.4	4.9	4.6	1.1	23.0	46.3	10.4	13.4	6.9
Construction	19.2	14.7	2.3	0.7	37.0	26.3	23.3	4.8	8.7
Factoring	5.6	9.7	-	8.9	24.2	32.5	2.3	22.1	19.0
Financial and Institutional	3.1	11.9	1.1	1.9	18.0	49.2	8.8	13.3	10.7
Financial Leasing	8.9	15.4	0.2	0.0	24.6	54.6	12.1	5.4	3.4
Local currency commercial loans	14.5	8.9	1.7	1.1	26.3	36.1	13.2	9.6	14.8
Foreign currency commercial loans	24.5	10.2	0.4	0.2	35.3	16.1	31.7	6.4	10.5
Commercial loans	15.3	9.0	1.6	1.1	27.0	34.5	14.6	9.4	14.5
Payroll lending	8.5	6.9	19.1	7.6	42.2	7.4	7.5	20.2	22.8
Credit Cards	9.5	4.2	1.1	2.7	17.4	25.0	16.6	13.2	27.7
Personal loans	12.5	5.5	0.2	3.3	21.5	30.3	16.0	8.3	23.9
Automobile	9.5	14.6	0.0	0.0	24.1	25.3	7.0	9.8	33.9
Others	17.4	1.7	0.1	0.3	19.5	33.3	15.7	3.8	27.7
Consumer loans	10.4	6.4	7.7	4.5	28.9	20.1	12.0	13.8	25.2
Indexed to UVR	-	1.5	0.0	1.2	2.7	44.2	36.0	7.1	9.9
Not indexed to UVR	12.4	3.3	0.8	3.3	19.9	20.4	28.6	13.3	17.8
Mortgages and housing leases	10.5	3.1	0.7	3.0	17.3	24.0	29.7	12.4	16.6
Microcredit loans	-	-	0.0	0.0	0.0	4.5	0.0	0.0	95.5
Gross loans:	12.6	7.0	3.1	2.3	25.0	27.8	16.0	10.8	20.3

Source: Company calculations based on separate information published by the Superintendency of Finance.

The following table presents a breakdown of the market share of our gross loans and that of our competitors, broken down by product or segments of clients, within each loan category at December 31, 2025:

At December 31, 2025, consumer loans represented a larger share of our total gross loans than that of most of our principal competitor banks, and we had a higher concentration of payroll loans. The table below presents the total gross loan mix by categories, and the mix of products or segments within each category at December 31, 2025.

	At and for the December 31, 2025
	Grupo Aval entities								Rest of the
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA	Colombian
	Bogotá	Occidente	Popular	Villas	Aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Gross loans:
Corporate	36.9	33.9	43.1	42.6	36.5	34.4	35.8	40.2	48.6
Enterprises	6.9	4.9	2.8	7.2	6.0	5.1	4.8	8.2	9.1
SMEs and Microbusiness	16.2	6.7	3.6	5.2	11.8	10.3	9.9	8.7	18.1
Government	9.4	6.3	33.2	11.7	9.9	15.6	8.3	16.6	5.6
Construction	9.9	12.8	11.4	5.3	10.8	6.0	12.5	4.0	4.7
Factoring	0.9	2.7	-	20.7	2.2	2.3	0.4	5.9	3.3
Financial and Institutional	0.6	4.2	2.2	5.5	2.1	4.5	1.9	4.5	2.3
Financial Leasing	6.7	19.8	1.7	0.2	10.5	18.3	9.6	6.7	2.7
Local currency commercial loans	87.6	91.2	98.0	98.5	89.9	96.4	83.2	94.7	94.4
Foreign currency commercial loans	12.4	8.8	2.0	1.5	10.1	3.6	16.8	5.3	5.6
Commercial loans	63.0	67.2	27.1	24.2	56.1	64.7	47.5	45.1	37.1
Payroll lending	32.0	41.8	96.6	66.6	56.6	14.2	24.2	57.1	35.1
Credit Cards	16.7	11.9	2.6	11.1	11.0	22.8	25.2	17.5	20.1
Personal loans	36.1	25.5	0.7	22.0	22.2	45.0	39.9	18.1	28.4
Automobile	7.9	19.7	0.0	0.0	7.2	10.9	5.0	6.1	11.6
Others	7.3	1.2	0.1	0.3	2.9	7.2	5.7	1.2	4.8
Consumer loans	22.8	25.3	68.9	53.6	32.0	20.1	20.8	35.3	34.4
Indexed to UVR	-	7.6	0.0	5.9	2.4	27.8	18.3	8.7	9.0
Not indexed to UVR	100.0	92.4	100.0	94.1	97.6	72.2	81.7	91.3	91.0
Mortgages and housing leases	14.3	7.5	4.0	22.2	11.8	14.7	31.7	19.6	14.0
Microcredit loans	-	-	0.0	0.0	0.0	0.5	0.0	0.0	14.5
Gross loans:	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

For the year ended December 31, 2025, we had similar average yields on gross loans relative to our main peers, particularly in commercial loans. In consumer loans, our average yield is lower than that of our peers, which are less focused on payroll lending, due to the product’s nature. Payrolls reprice slower and have lower average yields relative to other unsecured products (personal loans, credit cards and automobile loans) due to the secured nature of its payments (payroll or pension allowance deduction) and a longer contractual term at disbursement. The table below presents the average yield on gross loans across the Colombian market at December 31, 2025.

	At and for the December 31, 2025
	Grupo Aval entities								Rest of the
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA	Colombian
	Bogotá	Occidente	Popular	Villas	Aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Average yield on Commercial loans	10.6	11.4	10.8	10.7	10.9	10.7	10.3	11.0	11.6
Average yield on Consumer loans	16.2	15.1	13.5	13.7	14.8	17.3	17.3	14.5	17.4
Average yield on Mortgages loans	10.1	11.6	9.8	10.1	10.3	13.9	11.4	9.8	10.1
Average yield on Microcredit loans	0.4	-	14.5	13.2	11.2	23.4	20.8	-	23.8
Average yield on gross loans	11.8	12.4	12.6	12.2	12.1	12.5	12.2	12.0	15.0

Loan Portfolio Quality

We believe that the credit quality of our gross loans compares favorably against our main competitors. The following table presents credit quality metrics for our gross loans and that of our competitors at the dates indicated.

	Loans past due more	Loans rated	Gross provision	Net provision	Allowance / loans
	than 30 days / gross	C, D, E	expense / average	expense / average	past due more
	loans	/ gross loans(1)	gross loans(2)	gross loans(3)	than 30 days

Colombian IFRS	For the year ended December 31, 2025
	(in percentages)
Banco de Bogotá	4.3	5.7	2.2	1.8	107.0
Banco de Occidente	3.4	5.9	2.6	2.3	134.9
Banco Popular	2.6	3.2	1.5	1.2	169.3
Banco AV Villas	3.3	3.2	2.4	2.0	125.2
Grupo Aval aggregate	3.7	5.2	2.2	1.9	120.8

Bancolombia	3.8	5.9	1.8	1.5	160.8
Davivienda	5.7	6.0	2.4	1.7	93.7
BBVA Colombia	3.9	4.5	2.4	2.1	131.7
Rest of the Colombian market	4.6	6.2	3.2	2.7	121.6

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	For further information about loan classification categories, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
(2)	Gross provision expense is defined as provision expenses net of provision recoveries.
(3)	Net provision expense is defined as gross provision expense minus recoveries of charged-off loans.

Deposits

At December 31, 2025, we had the second largest market share of total deposits in Colombia, with a market share of 25.7%. At the same date our principal competitors—Bancolombia, Davivienda and BBVA Colombia—had market shares of 27.3%, 14.4% and 10.8%, respectively.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2025.

	At and for the December 31, Year Ended
	Grupo Aval entities								Rest of the
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA	Colombian
Colombian IFRS	Bogotá	Occidente	Popular	Villas	Aggregate	Bancolombia	Davivienda	Colombia	market

	(in percentages)
Deposits:
Individuals	15.4	5.6	0.9	1.3	23.3	37.0	12.6	7.4	19.7
Government (non-financial)	28.9	25.0	0.1	3.2	57.2	21.4	0.8	14.0	6.6
Financial Institutions	6.7	17.7	0.2	1.5	26.1	15.0	8.8	37.6	12.5
Other Legal Entities	12.8	6.9	1.7	2.0	23.5	28.4	12.2	9.4	26.5
Legal Entities	14.4	9.7	1.5	2.1	27.6	26.8	10.7	11.6	23.3
Local currency	14.4	9.4	1.4	2.1	27.3	27.5	10.8	11.3	23.1
Foreign currency	55.3	0.4	-	-	55.6	11.0	32.3	0.1	1.0
Checking accounts	17.1	8.8	1.3	1.9	29.1	26.4	12.2	10.6	21.6
Individuals	5.5	0.9	2.7	2.0	11.0	45.0	15.0	10.7	18.3
Government (non-financial)	19.6	23.7	1.7	5.2	50.3	16.7	0.3	13.5	19.3
Financial Institutions	7.9	6.3	2.3	2.6	19.1	10.1	6.3	24.7	39.7
Other Legal Entities	11.4	11.3	5.1	2.6	30.4	31.7	15.7	5.0	17.2
Legal Entities	12.6	13.2	4.0	3.2	33.0	26.1	11.5	9.0	20.3
Local currency	10.0	8.8	3.6	2.7	25.1	33.0	12.7	9.6	19.6
Foreign currency	52.2	-	-	-	52.2	-	42.3	5.4	-
Savings accounts	10.1	8.7	3.6	2.7	25.2	32.9	12.8	9.6	19.6
Individuals	9.3	2.4	2.8	1.6	16.1	32.1	18.3	8.1	25.4
Government (non-financial)	9.5	17.1	7.2	2.5	36.3	16.3	-	9.4	38.0
Financial Institutions	4.3	2.3	-	2.0	8.7	21.1	0.0	55.3	14.9
Other Legal Entities	21.4	7.8	6.2	3.7	39.0	12.3	22.2	6.1	20.4
Legal Entities	16.8	7.4	5.0	3.3	32.5	14.5	15.7	16.6	20.8
Local currency	13.7	5.4	4.1	2.6	25.7	21.8	16.8	13.1	22.7
Foreign currency	43.3	-	-	-	43.3	30.7	26.1	-	-
Time deposits	14.8	5.2	3.9	2.5	26.4	22.1	17.1	12.6	21.8

Other deposits(1)	4.7	2.7	0.6	0.6	8.7	12.0	9.0	3.8	66.6
Total deposits	12.6	7.1	3.4	2.5	25.7	27.3	14.4	10.8	21.8

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	Other deposits include judicial deposits (mainly in Banco Agrario), electronic deposits, remittances payable and deposit guarantees, among others.

At December 31, 2025, deposits from legal entities represented a larger share of our total deposits than that of most of our principal competitor banks, and we had a higher concentration of government entities and financial institutions. The table below presents the total deposits mix by categories, and the mix of segments within each category at December 31, 2025.

	At December 31, 2025
	Grupo Aval entities								Rest of the
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA	Colombian
Colombian IFRS	Bogotá	Occidente	Popular	Villas	aggregate	Bancolombia	Davivienda	Colombia	market

					(in percentages)
Deposits:
Individuals	7.3	4.1	4.1	4.4	5.8	9.2	8.0	4.5	5.9
Government (non-financial)	23.7	30.5	0.6	17.9	24.4	9.4	0.9	14.3	3.3
Financial Institutions	2.8	10.9	1.0	4.2	5.7	3.3	4.9	19.3	3.2
Other Legal Entities	73.5	58.6	98.4	78.0	69.9	87.3	94.2	66.4	93.4
Legal Entities	92.7	95.9	95.9	95.6	94.2	90.8	92.0	95.5	94.1
Local currency	79.0	99.7	100.0	100.0	87.6	97.3	82.8	99.9	99.7
Foreign currency	21.0	0.3	-	-	12.4	2.7	17.2	0.1	0.3
Checking accounts	14.1	12.9	4.1	8.1	11.9	10.1	8.9	10.3	10.4
Individuals	19.6	3.6	27.4	25.9	15.8	49.3	42.4	40.0	33.7
Government (non-financial)	31.2	36.0	8.2	33.2	30.5	12.8	0.5	29.9	19.1
Financial Institutions	7.4	5.7	6.8	9.9	6.9	4.6	6.6	32.5	23.2
Other Legal Entities	61.3	58.4	85.0	56.9	62.6	82.6	93.0	37.6	57.7
Legal Entities	80.4	96.4	72.6	74.1	84.2	50.7	57.6	60.0	66.3
Local currency	98.5	100.0	100.0	100.0	99.4	100.0	99.1	99.8	100.0
Foreign currency	1.5	-	-	-	0.6	-	0.9	0.2	-
Savings accounts	37.1	56.6	48.3	50.5	45.3	55.6	41.1	41.2	41.4
Individuals	28.1	18.9	28.5	26.1	26.0	61.2	45.3	25.8	46.5
Government (non-financial)	4.8	19.7	12.4	6.6	9.6	9.6	-	4.9	15.7
Financial Institutions	5.3	6.5	-	12.8	5.5	30.2	0.0	69.2	14.9
Other Legal Entities	89.8	73.8	87.6	80.6	84.9	60.2	100.0	26.0	69.4
Legal Entities	71.9	81.1	71.5	73.9	74.0	38.8	54.7	74.2	53.5
Local currency	89.0	100.0	100.0	100.0	93.8	94.8	94.3	100.0	100.0
Foreign currency	11.0	-	-	-	6.2	5.2	5.7	-	-
Time deposits	47.8	29.6	47.2	40.8	42.0	33.2	48.6	47.7	40.9
Other deposits(1)	0.9	0.9	0.4	0.6	0.8	1.0	1.5	0.8	7.3
Total deposits	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

At December 31, 2025, checking accounts represented a larger share of our total deposits than that of most of our principal competitor banks,  and we had a higher concentration of government entities and financial institutions. The table below presents the total funding mix, deposit mix and average rate paid on total funding across the Colombian market at December 31, 2025

	At December 31, 2025
	Grupo Aval entities								Rest of the
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA	Colombian
Colombian IFRS	Bogotá	Occidente	Popular	Villas	aggregate	Bancolombia	Davivienda	Colombia	market

					(in percentages)
Average rate paid on funding:
Average rate paid on Checking Accounts	1.5	0.7	0.2	0.2	1.1	0.2	1.5	-	3.6
Average rate paid on Savings Accounts	5.1	6.2	4.9	3.9	5.3	2.5	2.8	4.1	5.1
Average rate paid on Time Deposits	9.1	9.4	9.8	9.0	9.3	9.0	9.7	10.0	9.2
Average rate paid on deposits	6.5	6.4	7.0	5.7	6.5	4.6	6.2	6.6	6.3
Average rate paid on other funding(1)	6.7	7.5	9.1	11.7	7.3	8.4	7.6	9.2	7.1
Average rate paid on total funding	6.6	6.7	7.1	6.1	6.6	4.9	6.4	6.8	6.5

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Other funding includes interbank borrowings and overnight funds, borrowings from banks, bonds issued and borrowings from development entities.

Distribution channels

Through our banking subsidiaries, we have the largest branch network in Colombia, with 946 branches and 2,738 ATMs at December 31, 2025. The following table presents the distribution of branches and ATMs across the market at December 31, 2025.

	At December 31, 2025
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate	946	19.3%	2,738	17.5%
Bancolombia	643	13.1%	5,218	33.3%
Davivienda	620	12.6%	2,796	17.8%
BBVA Colombia	443	9.0%	1,392	8.9%
Rest of the Colombian market	2,262	46.0%	903	5.8%
(1)	Source: Company calculations based on separate information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries. ATMs for the Rest of the Colombian market include “Servibanca”, an ATM network, as of December 31, 2025.

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

At December 31, 2025, we had the largest market share of AUM in Colombia, with a 24.3% market share. We have a strong presence in administration fiduciary, collective investment and real estate. The following table presents the market shares of the main market participants in the trust and fiduciary services business with respect to AUM at December 31, 2025.

	At and for the year ended December 31, 2025
	Aval Fiduciaria	Fiduciaria Bogotá	Fiduciaria de Occidente	Fiduciaria Popular	Grupo Aval aggregate	Fiduciaria Bancolombia	Alianza Fiduciaria	Fiduprevisora	Fiduciaria Davivienda	BBVA Asset Management	Rest of the Colombian market

	(in percentages)
Assets under management:
Administration	18.2	6.7	6.5	1.4	32.8	20.9	17.1	3.9	2.5	3.6	19.3
Warranty	2.2	6.5	7.9	1.1	17.6	46.1	9.7	0.0	5.1	1.4	20.1
Real estate	1.3	19.3	1.3	0.2	22.1	5.5	35.7	0.0	12.3	0.7	23.6
Collective investment	4.6	10.2	5.7	1.8	22.3	24.8	14.3	6.2	8.7	8.5	15.2
Social security	0.0	9.2	4.6	2.0	15.8	1.4	0.0	65.3	9.1	7.7	0.7
Private equity	4.7	—	17.7	—	22.5	39.5	34.9	—	—	—	3.2
Investment	0.1	21.4	0.9	0.0	22.5	11.2	0.7	0.1	5.3	0.3	59.8
Voluntary pension	—	—	—	0.4	0.4	—	27.0	—	45.4	—	27.2
Other social security	—	—	—	—	—	—	—	—	—	—	—
Total	7.7	9.5	6.0	1.1	24.3	22.8	16.9	7.1	6.2	3.4	19.3

(1)	Information excludes BNP and Cititrust as these are Fiduciaries specialized in custody services, which are not part of regular fiduciary services.

For the year ended December 31, 2025, we had the largest market share in terms of fees, with an aggregate 21.2% share of the Colombian fiduciary market. The following table presents the market share of fees in the fiduciary businesses, relative to the system:

	At and for the year ended December 31, 2025
	Aval Fiduciaria	Fiduciaria Bogotá	Fiduciaria de Occidente	Fiduciaria Popular	Grupo Aval aggregate	Fiduciaria Bancolombia	Alianza Fiduciaria	Fiduprevisora	Fiduciaria Davivienda	BBVA Asset Management	Rest of the Colombian market

	(in percentages)
Fees:

Administration	7.2	5.3	6.5	2.3	21.4	7.2	17.2	11.0	2.2	1.4	39.5
Warranty	3.9	8.1	9.3	4.1	25.4	23.4	8.1	0.1	8.5	2.6	31.9
Real estate	2.1	16.8	1.4	0.5	20.7	7.4	37.5	—	11.2	1.0	22.2
Investment Funds	5.5	10.0	6.6	2.1	24.2	25.8	13.1	4.9	9.1	7.9	14.9
Social security	0.0	2.1	0.5	1.0	3.7	0.4	7.7	47.0	29.0	0.8	11.5
Investment	0.8	6.7	3.0	0.1	10.6	33.1	2.3	0.2	2.5	1.3	50.0
Trusts	—	0.8	0.8	2.9	4.5	14.3	4.7	42.2	—	2.0	32.3
Other social security	—	—	—	—	—	100.0	—	—	—	—	—
Total	4.8	8.8	5.6	2.0	21.2	19.1	14.6	9.4	9.3	5.2	21.3

Aval Casa de Bolsa was the seventh largest stockbroker in Colombia in terms of assets at December 31, 2025. Aval Casa de Bolsa faces competition from local and global banks focused on stock brokerage as Credicorp Capital, BTG Pactual, Corredores Davivienda, Acciones y Valores and Valores Bancolombia. The following table presents the market shares of Aval Casa de Bolsa and its principal competitors by assets, liabilities, equity and net income at and for the year ended December 31, 2025.

Colombian IFRS	Assets	Liabilities	Equity	Net income

	(in percentages)
Aval Casa de Bolsa	3.2	2.9	4.0	3.3
Credicorp Capital Colombia S.A.	40.7	49.2	14.2	24.2
BTG Pactual	27.5	31.7	14.6	15.7
Valores Bancolombia S. A.	6.7	2.4	20.2	19.7
Corredores Davivienda S.A.	5.2	3.1	11.8	6.6
Acciones y Valores S. A.	4.9	5.1	4.1	0.4

Merchant banking

Corficolombiana was the largest merchant bank (corporación financiera) in Colombia in terms of assets and equity at December 31, 2025. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. Corficolombiana also faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities, equity and net income at and for the year ended December 31, 2025.

Colombian IFRS	Assets	Liabilities	Equity	Net income

	(in percentages)
Corficolombiana	80.7	97.0	67.2	14.7
Banca de Inversión Bancolombia S.A.	2.9	0.3	5.0	5.7
BNP Paribas Colombia Corporación Financiera S.A.	1.6	2.2	1.0	1.5
Corporación Financiera GNB Sudameris S.A.	13.2	0.0	24.1	78.9
Corporación Financiera Davivienda S.A.	1.4	0.3	2.2	(0.6)

Source: Information published by the Superintendency of Finance.

Pension and severance fund management

Porvenir is the leading private pension fund manager in Colombia in terms of assets under management. Porvenir’s principal private competitors are other pension fund managers, including Protección, Colfondos and Skandia. Based on separate data prepared under Colombian IFRS, at December 31, 2025, Porvenir was the most efficient pension and severance fund manager in Colombia, with an efficiency ratio of 38.2%.

The following table presents the market shares of the main market participants in the private pension and severance fund management business with respect to assets under management and individual customers at December 31, 2025, as well as net income for the year ended December 31, 2025.

	At and for the year ended December 31, 2025
	Porvenir	Protección	Colfondos	Skandia

	(in percentages)
Individual customers to pension funds:
Mandatory	61.8	29.0	8.5	0.7
Severance	55.0	35.4	8.8	0.7
Voluntary	16.7	62.7	7.5	13.1
Total	58.1	32.3	8.6	1.1
Assets under management:
Mandatory	47.6	34.9	12.5	5.0
Severance	48.4	38.8	10.1	2.7
Voluntary	20.5	42.8	6.3	30.4
Total	45.9	35.6	12.0	6.5
Net income:	52.7	28.3	11.5	7.5

Source: Information published by the Superintendency of Finance for private pension and severance fund managers. Information does not include data from third-party pension liability funds, which does not comprise a material portion of the market. Net income calculated under Colombian IFRS.

Other corporate information

Technology

The corporate technology vice-presidency of Grupo Aval is responsible for defining, governing, and enabling our technology and digital strategy in alignment with business objectives, regulatory requirements, and long-term value creation.

It establishes the strategic direction, standards, and governance frameworks for technology, data, cybersecurity, and digital capabilities across Grupo Aval, while overseeing the implementation of technology strategies by individual entities and shared service platforms.

The Vice Presidency focuses on strengthening operational resilience, cybersecurity, data governance, and regulatory compliance; enabling scalable and secure digital platforms; and fostering innovation through cloud, architecture modernization, data and artificial intelligence.

Through a centralized governance model and shared capabilities, the Corporate Technology Vice Presidency drives synergies, standardization, efficiency, and cost discipline, while supporting digital transformation, improving customer experience, and ensuring the availability, security, and integrity of critical systems and information assets.

Technological Transformation in 2025:

During 2025, the organization continued upgrading its hardware and software tools, focusing on strengthening resilience and service responsiveness. This effort was accompanied by the sustained evolution of the digital portfolio, optimization of operating costs, and reinforcement of its cybersecurity and information protection posture.

Key Technological Milestones

●	Payments Platforms:

Technological capabilities were implemented to support the operation of GOU Payments, including the launch of Bre-B. The necessary infrastructure for certification as a Node of the immediate payments system was also completed, pending official validation by the Central Bank.

●	Operating Model and Hybrid Cloud:

The processing model for Aval is being redefined with the introduction of the AVAL Hybrid Cloud concept, with the goal of achieving 99.999% service availability by design and positioning the organization as a regional benchmark .

●	Card Security and strategic Alliances.

Card tokenization was completed, enabling the successful integration of services such as Apple Pay, Google Pay, Visa, and MasterCard across our main banks.

●	Open Finance strategy

The Open Finance strategy was reviewed, surpassing regulatory requirements and generating competitive advantages through a differentiated value proposition. Progress was made in implementing secure architectures and APIs for the safe exchange of financial data.

●	Advanced Analytics and Artificial Intelligence:

During 2025, Grupo Aval advanced the structured adoption of artificial intelligence (“AI”) across its operations as part of a broader enterprise transformation agenda. Unlike traditional, function-specific deployments, the Company is pursuing an integrated, enterprise-wide AI strategy, embedding AI capabilities across customer-facing processes, risk management, fraud prevention, and core operational workflows, with a focus on enabling real-time decision-making at scale.

To support this approach, Grupo Aval has established a centralized AI governance framework at the corporate level, designed to ensure consistency, control and scalability across all its financial entities. As part of this framework, the Company created a Data and Analytics Governance Committee, chaired by our Chief Executive Officer, with the mandate to oversee the strategic direction, governance, and responsible adoption of AI and data capabilities across the organization. This framework includes defined policies, oversight bodies, and model risk management practices aligned with internal control standards and applicable regulations, incorporating principles of data governance, model validation, explainability, ethical use, and human-in-the-loop supervision, supported by centralized monitoring and reporting capabilities.

In addition, the Company is developing a unified data and analytics architecture to enable secure data access, real-time insights and cross-entity intelligence, which is expected to enhance the effectiveness of AI models and reduce fragmentation risks typically associated with decentralized implementations.

Grupo Aval performs ongoing risk assessments related to the use of AI technologies, including risks associated with data quality, bias, cybersecurity, privacy, and regulatory compliance. The Company’s approach emphasizes risk-aware innovation, seeking to balance the adoption of advanced technologies with robust control environments and operational resilience.

While AI is expected to drive improvements in efficiency, customer experience and risk management, the implementation of these technologies remains subject to evolving regulatory frameworks, technological limitations and execution risks, and there can be no assurance that the anticipated benefits will be fully realized.

Strategic Alignment and Talent:

A new version of the digital transformation strategy was developed, aligned with the corporate strategy and centered on the customer and value proposition. This approach is supported by emerging technologies, innovation, and the consolidation of world-class talent.

Intellectual property

Grupo Aval actively manages and protects its intellectual property through the strategic registration and monitoring of its brands and trademarks. This approach aligns with Grupo Aval’s marketing and commercial strategies in each operating country. Grupo Aval dedicates ongoing efforts to evaluating the potential for registering and renewing its trademarks in key markets like Colombia, the United States, Mexico, and across South and Central America. These actions directly support Grupo Aval’s overall business strategy. Aval’s vigilance extends to proactively monitoring competitor activity. The Company continuously assesses and, if necessary, objects to third-party registrations in the region that could create confusion or mislead the public due to similarities with its logos and branding. As of today, the Company’s commitment to intellectual property protection is reflected in:

●	162 registered trademarks: Ensuring clear ownership and legal protection for its core brand identifiers.
●	12 deposited trade names: Securing unique identities for specific business operations.
●	3 registered trade names: Providing distinct, legally recognized names for specific segments of its business.
●	2 registered slogans: Protecting the Company’s impactful marketing messages that resonate with its audience.

This robust portfolio lays the foundation for a strong and recognizable brand presence across the region, fostering trust and clarity for our customers and stakeholders.

Selected statistical data

The following tables present select statistical information in accordance with subpart 229 1400 (1401-1406) of Regulation S-K.

On November 27, 2025, Banco de Bogotá’s subsidiary Multi Financial Holding, Inc. entered into a share purchase agreement with BAC International Corporation, a subsidiary of BAC Holding International Corp., based on the foregoing, as of December 31, 2025, the subsidiary Multi Financial Group is presented in the statement of Financial Position as a non‑current asset held for sale and liabilities directly associated with the assets classified as held for sale, generating a discontinued operation in the statement of Profit or Loss for the years 2025, 2024 and 2023. On March 18, 2026, following the receipt of all required regulatory authorizations, the sale of Multi Financial Group, Inc. to BAC International Corporation was completed.

For the years ended December 31, 2025, 2024 and 2023, the results of discontinued operations are presented separately on the consolidated statement of income; however, following the reclassification of a non‑current asset held for sale and liabilities directly associated with the assets classified as held for sale, no retrospective adjustments are permitted to be made to the prior period consolidated statements of financial position under IFRS. To facilitate meaningful analysis and comparability, average statement of financial position balances prior to the reclassification, including as used to calculate average yields and average rates, excluding balances associated with Multi Financial Holding, Inc. in order to enhance comparability of continuing operations. This approach is applied solely in the calculation of statistical measures (including average balances, yields and rates) and does not modify or represent an adjustment to historical financial position amounts in accordance with Article 11 of Regulation S-X, and all information presented under “Item 4. Information on the Company — Selected statistical data” refers to financial data of continuing operations, unless otherwise specifically noted. For more information about the impact of the sale agreement, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal factors affecting our financial condition and results of operations—Transactions related to MFG”. note 13.A. “Assets and Liabilities Classified as Held for Sale of Multi Financial Group.” and Note 13.B. “Discontinued Operation Related to Multi Financial Group.” to our audited consolidated financial statements.

Distribution of assets, liabilities and equity, interest rates and interest differential

●	The average statement of financial position for 2025, 2024 and 2023 have been calculated based on the quarterly average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year, excluding balances associated with Multi Financial Holding, Inc.

Average statement of Financial Position

For the years ended December 31, 2025, 2024 and 2023, the following table presents:

●	average balances for, and calculated using the average of balances for our assets and liabilities (based on a five-period average) according with the above paragraph;
●	interest income earned on assets and interest paid on liabilities; and

●	average yield and interest rate for our interest-earning assets of continuing operations and interest-bearing liabilities of continuing operations, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning
	assets for the years ended December 31,
	2025 (1)			2024 (1)			2023 (1)
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	balance	earned	yield	balance	earned	yield	balance	earned	yield

	(in Ps billions, except percentages)
ASSETS
Interest-earning assets
Fixed Income Investments
Domestic	35,817.3	2,949.8	8.2%	31,768.2	2,604.7	8.2%	28,616.8	2,298.2	8.0%
Interbank and overnight funds (2)
Domestic	3,285.8	591.5	18.0%	2,435.4	785.6	32.3%	2,879.1	1,055.8	36.7%
Loans
Domestic	185,594.4	22,377.8	12.1%	177,104.7	23,581.6	13.3%	168,701.1	24,297.7	14.4%
Loans, interbank and overnight funds
Domestic	188,880.1	22,969.4	12.2%	179,540.2	24,367.2	13.6%	171,580.2	25,353.5	14.8%
Total interest-earning assets
Domestic	224,697.4	25,919.2	11.5%	211,308.4	26,971.9	12.8%	200,197.0	27,651.7	13.8%
Total non-interest-earning assets
Domestic	92,506.7	—	—	83,319.0	—	—	76,782.9	—	—
Total interest-earning and non interest-earning assets
Domestic	317,204.1	25,919.2	8.2%	294,627.4	26,971.9	9.2%	276,979.9	27,651.7	10.0%

(1)   For comparative purposes only, the amounts presented exclude, where applicable, assets associated with discontinued operations as of December 31, 2025, 2024 and 2023 (Ps. 20,033.0, Ps. 20,005.5 and Ps. 21,509.1, respectively).

(2) Reflects operations involving common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

	Average statement of financial position and expense from interest-bearing and non-interest-bearing liabilities and
	equity for the years ended December 31,
	2025 (1)			2024 (1)			2023 (1)
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate

	(in Ps billions, except percentages)
LIABILITIES AND EQUITY
Interest-bearing liabilities
Interest-bearing checking accounts
Domestic	5,910.9	226.8	3.8%	5,287.0	245.2	4.6%	5,830.2	236.9	4.1%
Savings accounts
Domestic	82,056.3	4,499.3	5.5%	74,897.5	5,396.4	7.2%	68,543.4	5,929.0	8.6%
Time deposits

Domestic	91,542.7	8,363.4	9.1%	82,843.1	8,971.7	10.8%	73,982.9	9,545.8	12.9%
Total interest bearing deposits
Domestic	179,509.9	13,089.6	7.3%	163,027.6	14,613.2	9.0%	148,356.6	15,711.7	10.6%
Interbank and overnight funds (1)
Domestic	19,931.8	1,597.2	8.0%	16,851.8	1,649.6	9.8%	12,068.5	1,842.1	15.3%
Borrowings from banks and other
Domestic	24,526.7	1,818.6	7.4%	23,969.7	2,105.0	8.8%	25,802.7	2,153.3	8.3%
Long-term debt
Domestic	22,834.8	1,542.5	6.8%	22,849.8	1,676.6	7.3%	24,566.7	2,049.3	8.3%
Total interest-bearing liabilities
Domestic	246,803.2	18,047.9	7.3%	226,698.9	20,044.5	8.8%	210,794.5	21,756.4	10.3%
Non-interest-bearing liabilities and equity
Domestic	72,394.6	—	—%	69,782.6	—	—%	68,016.2	—	—%
Total non-interest-bearing liabilities and equity
Domestic	319,197.8	18,047.9	5.7%	296,481.4	20,044.5	6.8%	278,810.7	21,756.4	7.8%

(1)     For comparative purposes only, the amounts presented exclude, where applicable, liabilities associated with discontinued operations as of December 31, 2025, 2024 and 2023 (Ps. 18,039.3, Ps. 18,151.4 and Ps. 19,678.3, respectively).

(2)   Reflects operations involving common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense

The following table shows the changes in our interest income (interest-earning assets) and interest expense (interest-bearing liabilities) between the changes in average volume and changes in average yield (interest-earning assets) and average rates (interest-bearing liabilities) for the year ended December 31, 2025 compared to the year ended December 31,  2024 and the year ended December 31,  2024 compared to the year ended December 31,  2023. Volume and rate variances have been calculated based on variances in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities as follows: (a) changes in volume (change in volume times new rate) and (b) changes in rates (change in rate times old volume). Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. You should read the following tables and the footnotes thereto in conjunction to our observations noted in “—Average statement of financial position”.

	2025 - 2024			2024 - 2023
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change

	(in Ps billions, except percentages)
Interest-earning assets:
Fixed Income Investments
Domestic	333.5	11.7	345.1	258.4	48.1	306.5
Interbank and overnight funds (1)
Domestic	153.1	(347.2)	(194.1)	(143.1)	(127.0)	(270.2)
Loans - Client portfolio
Domestic	1,023.6	(2,227.4)	(1,203.8)	1,119.0	(1,835.1)	(716.1)
Total interest-earnings assets

Domestic	1,544.4	(2,597.1)	(1,052.7)	1,418.3	(2,098.1)	(679.8)
Interest-bearing liabilities
Interest-bearing checking accounts
Domestic	23.9	(42.3)	(18.4)	(25.2)	33.5	8.3
Saving accounts
Domestic	392.5	(1,289.6)	(897.1)	457.8	(990.4)	(532.6)
Time deposits
Domestic	794.8	(1,403.0)	(608.2)	959.5	(1,533.7)	(574.1)
Interbank and overnight funds (1)
Domestic	246.8	(299.2)	(52.4)	468.2	(660.7)	(192.5)
Borrowings from banks and other
Domestic	41.3	(327.7)	(286.4)	(161.0)	112.7	(48.3)
Long-term debt
Domestic	(1.0)	(133.1)	(134.1)	(126.0)	(246.8)	(372.8)
Total interest-bearing liabilities
Domestic	1,470.2	(3,466.8)	(1,996.6)	1,406.3	(3,118.2)	(1,712.0)

(1)  Reflects operations involving common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread of continuing operations for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
	2025	2024	2023

	(in Ps billions, except percentages)
Interbank and overnight funds (1)
Domestic	3,285.8	2,435.4	2,879.1
Loans - Client portfolio
Domestic	185,594.4	177,104.7	168,701.1
Fixed Income Investments
Domestic	35,817.3	31,768.2	28,616.8
Total average interest-earning assets
Domestic	224,697.4	211,308.4	200,197.0
Gross interest earned
Domestic	25,919.2	26,971.9	27,651.7
Net interest income (2)
Domestic	7,871.3	6,927.4	5,895.3
Average yield on interest-earning assets	11.5%	13.0%	13.8%
Net interest margin (3)	3.5%	3.3%	2.9%
Interest spread on loans (4)	4.8%	4.4%	3.8%
Interest spread on total interest-earning assets (5)	4.2%	3.9%	3.5%
(1)	Reflects operations involving common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.
(2)	Net interest income is calculated as interest income less interest paid and includes accrued interest on interbank and overnight funds.
(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, of continuing operations. Such average interest-earning assets for 2025, 2024 and 2023 are calculated as the sum of such interest-earning assets at each quarter-end during the applicable year and the prior year end divided by five.
(4)	Interest spread on loans is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing deposits.
(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

The following tables summarizes the weighted average yield for each range of maturities by category of debt securities at fair value through OCI and at amortized cost as of December 31, 2025.

As of December 31, 2025, the assets related to Multi Financial Group are no longer included in the information presented in these tables. Accordingly, the tables are aligned with the presentation in the Consolidated Statements of Financial Position, where such assets are reported in a single line item within “Non-current assets held for sale”. For further information, see note 13.A to the audited consolidated financial statements included elsewhere in this annual report.

	At December 31, 2025
Investments in debt securities at fair value through OCI	In one year or less	After one year through five years	After five years through ten years	After ten years	Total
	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)	Average Yield % (1)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	8.6%	10.5%	11.8%	12.2%	10.5%
Securities issued or secured by Colombian government entities	10.9%	12.6%	12.4%	—%	11.9%
Securities issued or secured by other financial entities	10.8%	11.2%	11.6%	—%	11.0%
Other securities	—%	13.5%	—%	—%	13.5%
Total weighted average yield, peso-denominated	8.9%	10.6%	11.8%	12.2%	10.5%

Foreign currency-denominated
Securities issued or secured by the Colombian government	4.6%	4.8%	5.3%	6.0%	4.9%
Securities issued or secured by Colombian government entities	—%	5.2%	—%	—%	5.2%
Securities issued or secured by foreign governments	4.3%	—%	4.1%	—%	4.2%
US government and agencies	—%	—%	—%	—%	—%
Securities issued or secured by other financial entities	4.4%	4.6%	4.7%	—%	4.5%
Other securities	5.3%	5.3%	—%	—%	5.3%

Total weighted average yield, foreign currency-denominated	3.2%	3.7%	3.9%	6.0%	3.7%
Total Average Yield debt securities at fair value through OCI, net	7.6%	9.4%	10.4%	11.4%	9.3%

(1)  The weighted-average yield is computed using the internal rate of return, or “IRR”, as of December 31, 2025.

	At December 31, 2025
Investments in debt securities at amortized cost	In one year or less	After one year through five years	After five years through ten years	After ten years	Total
	Average Yield % (1)	Average Yield % (1) (2)	Average Yield % (1) (2)	Average Yield % (1)	Average Yield % (1)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	9.8%	—%	—%	—%	9.8%
Securities issued or secured by Colombian government entities	6.3%	—%	—%	—%	6.3%
Other securities	—%	—%	—%	—%	—%
Total weighted average yield, peso-denominated	7.2%	—%	—%	—%	7.2%

Foreign currency-denominated
US government and agencies	3.6%	—%	—%	—%	3.6%
Securities issued or secured by other financial entities	—%	—%	—%	10.0%	9.9%
Other securities	—%	—%	—%	—%	—%
Total weighted average yield, foreign currency-denominated	3.6%	—%	—%	10.0%	9.9%
Total Average Yield debt securities at amortized cost, net	7.2%	—%	—%	10.0%	7.8%

(1)  The weighted-average yield is computed using the internal rate of return, or “IRR”, as of December 31, 2025.

(2) As of December 31, 2025, the assets related to Multi Financial Group were no longer presented line-by-line on the Consolidated statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”. For further information, see note 13.A to our audited consolidated financial statements included elsewhere in this annual report.

Loan portfolio

Maturity Profile of the Loan Portfolio

The following table presents the maturities of our loan portfolio as of December 31, 2025.

	At December 31, 2025
		After one	After five
	In one	year through	years through	After
	year or less	five years	15 years	15 years	Total

	(in Ps billions)
Loan portfolio
Commercial
General purpose loans	35,634.4	35,455.7	9,880.9	4.3	80,975.4
Loans funded by development banks	792.8	1,507.0	998.5	—	3,298.3
Working capital loans	9,129.7	1,583.0	172.2	—	10,884.9
Credit cards	225.9	118.3	0.2	—	344.4
Overdrafts	377.9	—	—	—	377.9
Leases	3,117.6	6,890.8	2,371.6	48.1	12,428.2
Interbank and overnight funds	1,777.5	—	—	—	1,777.5
Total commercial	51,055.7	45,554.8	13,423.5	52.5	110,086.5
Consumer
Credit cards	3,523.3	3,114.1	177.4	—	6,814.8
Personal loans	4,166.5	10,233.5	1,584.1	6.1	15,990.3
Payroll loans	2,177.1	9,652.0	21,190.8	3.3	33,023.1
Automobile and vehicle loans	1,165.8	2,878.9	316.2	0.0	4,361.0
Overdrafts	44.6	—	—	—	44.6
General purpose loans	123.9	79.4	6.1	0.0	209.4
Leases	5.8	7.0	0.2	—	13.0
Total consumer	11,207.2	25,964.9	23,274.7	9.4	60,456.2
Mortgages
Mortgages	920.1	3,119.1	10,086.3	5,132.0	19,257.5
Leases	199.7	583.4	1,501.3	569.8	2,854.2
Total Mortgages	1,119.8	3,702.4	11,587.7	5,701.8	22,111.7
Microcredit	0.8	0.1	0.6	—	1.5
Total loan portfolio	63,383.5	75,222.2	48,286.5	5,763.7	192,655.9

The following table presents our loan portfolio due after one year and within one year or less as of December 31, broken down between fixed and variable rates.

At December 31,
2025
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Domestic	38,975.6
Total	38,975.6
Fixed rate:
Domestic	24,408.0
Total	24,408.0
Total loans with maturity of one year or less	63,383.5

Loans with maturity of more than one year
Variable rate:
Domestic	52,455.3
Total	52,455.3
Fixed rate:
Domestic	76,817.1
Total	76,817.1
Total loans with maturity of more than one year	129,272.4
Total loan portfolio	192,655.9

Credit Ratios

The following table presents our credit ratios for the years indicated, adjusted where applicable to exclude the impact of discontinued operations:

	At December 31,
	2025	2024	2023

	(in Ps billions, except percentages)

Domestic
Commercial (1)	1.8%	1.1%	0.6%
Net charge-off during the period	1,917.4	1,171.3	576.5
Average amount outstanding	106,233.2	103,309.2	97,531.0
Consumer	5.9%	7.2%	6.0%
Net charge-off during the period	3,461.2	4,128.1	3,371.1
Average amount outstanding	58,995.6	56,995.3	56,395.6
Microcredit	100.1%	6.5%	8.9%
Net charge-off during the period	2.6	11.2	24.2
Average amount outstanding	2.6	173.5	270.7
Mortgages	0.7%	0.4%	0.3%
Net charge-off during the period	142.1	71.0	42.4
Average amount outstanding	20,362.9	16,626.8	14,503.8
Total domestic	3.0%	3.0%	2.4%
Net charge-off during the period	5,523.3	5,381.7	4,014.2
Average amount outstanding	185,594.4	177,104.5	168,701.1

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

	Average statement of financial position and expense from interest-bearing and non-interest-bearing liabilities
	for the years ended December 31,
	2025			2024			2023
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate

	(in Ps billions, except percentages)
Deposits
Interest-bearing deposits
Interest-bearing checking accounts
Domestic	5,910.9	226.8	3.8%	5,287.0	245.2	4.6%	5,830.2	236.9	4.1%
Savings accounts
Domestic	82,056.3	4,499.3	5.5%	74,897.5	5,396.4	7.2%	68,543.4	5,929.0	8.6%
Time deposits
Domestic	91,542.7	8,363.4	9.1%	82,843.1	8,971.7	10.8%	73,982.9	9,545.8	12.9%
Total interest bearing deposits
Domestic	179,509.9	13,089.6	7.3%	163,027.6	14,613.2	9.0%	148,356.6	15,711.7	10.6%
Non-Interest-bearing deposits
Non-interest-bearing checking accounts
Domestic	17,385.3	—	—%	16,699.5	—	—%	16,756.7	—	—%
Others deposits
Domestic	514.0	—	—%	345.1	—	—%	600.2	—	—%
Total non-interest bearing deposits
Domestic	17,899.4	—	—%	17,044.6	—	—%	17,357.0	—	—%

Total deposits	197,409.2	13,089.6	6.6%	180,072.2	14,613.2	8.1%	165,713.5	15,711.7	9.5%

The following table presents the amount of uninsured deposits by geography:

	At December 31, 2025 (1)
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
Barbados…...............................	—	1,121.4	1,121.4
Colombia…...............................	170,452.3	7,748.9	178,201.2
Panamá....................................	—	7,206.2	7,206.2
Total....................................................	170,452.3	16,076.5	186,528.8

(1) Includes uninsured: checking accounts, saving accounts, time deposits and other deposits.

The following table presents a maturity profile of our uninsured time deposits by geography:

	Colombia
	At December 31, 2025
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	19,785.0	3,521.5	23,306.5
Over 3 through 6 months..............................	11,148.2	1,286.8	12,435.0
Over 6 through 12 months............................	29,067.5	230.1	29,297.6
Over 12 months...........................	17,748.3	6.7	17,755.0
Total....................................................	77,749.0	5,045.1	82,794.1

	Barbados
	At December 31, 2025
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	183.4	183.4
Over 3 through 6 months..............................	—	192.0	192.0
Over 6 through 12 months............................	—	334.7	334.7
Over 12 months...........................	—	162.3	162.3
Total....................................................	—	872.5	872.5

	Panamá
	At December 31, 2025
	(in Ps billions)
	Peso-denominated	Foreign currency-denominated	Total
3 months or less....................................	—	1,783.5	1,783.5
Over 3 through 6 months..............................	—	1,000.5	1,000.5
Over 6 through 12 months............................	—	1,152.5	1,152.5
Over 12 months...........................	—	743.8	743.8
Total....................................................	—	4,680.3	4,680.3

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

Pursuant to the Colombian constitution, the Colombian Central Bank is autonomous and independent from the government in the formulation of monetary policy and currency exchange and credit policies. Specifically, the Constitution provides administrative, technical, budgetary and legal autonomy for the Colombian Central Bank and its board with respect to monetary, credit and foreign exchange matters. The Colombian Central Bank reports to the Colombian congress. Its board has seven members: one member is the Minister of Finance and Public Credit, one member is the General Manager of the Colombian Central Bank, and the other five members, who are full-time employees, are appointed two at a time by the President of Colombia for four-year terms that can be extended. In 2024, the General Manager of the Colombian Central Bank, who has held the position since 2021, was reappointed for another four-year term, set to end in 2028. Additionally, in January 2025, the President of Colombia removed two directors and appointed two new members to the board.

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

According to Decree 4172 of 2011, the “Unidad Administrativa Especial, Unidad de Proyección Normativa y Estudios de Regulación Financiera” (“URF”), an independent unit of the Ministry of Finance is responsible for preparing and drafting any new financial, monetary, credit, securities, foreign exchange and insurance regulation to be issued by the Colombian government.

During 2025, the URF remained active in drafting financial sector regulations; however, this regulatory activity resulted in fewer final issuances compared to 2024. Together with the Ministry of Finance, five decrees were issued during the year: (i) Decree 0034 of 2025, which regulates collaborative financing, including project classification, financing modalities and transaction-management mechanisms; (ii) Decree 0573 of 2025, which amends the Greatest Exposures regime by (1) excluding public collateral-provider companies from the regime, (2) permitting banks to deduct from their Greatest Exposures (Grandes Exposiciones) calculation investments in other financial entities belonging to the same financial conglomerate (a possibility previously limited to the consolidating entity), and (3) reducing the Risk-Weighted Assets assigned to payroll loans from 75% to 60%; (iii) Decree 0574 of 2025, which establishes the regulatory framework for the Savings Fund of the Integral Social Protection System for disability and survivor pensions pursuant to Law 2381 of 2024, including rules for governance, investment, transparency and the transition to the new contributory pillar (noting that, because the effects of Law 2381 are suspended, this decree is also suspended); (iv) Decree 0769 of 2025, related to payment orders and fund-transfer services provided by savings-and-loan unions and cooperatives; and (v) Decree 1069 of 2025, which updates Colombia’s regulatory framework for low-value payment systems, payment orders and funds transfers. Decree 1069 seeks to promote financial inclusion by expanding digital payments through the Bre-B public transfer system and strengthening the security, interoperability and operational resilience of the national payments infrastructure. The decree further introduces standardized rules for payment orders and immediate fund transfers, minimum service-availability thresholds based on the number of active deposit products managed by each entity, and requirements regarding reversals, fraud-response procedures and consumer disclosures, including informing senders of the beneficiary’s name before transaction confirmation.

During the same period, on December 31, 2025, the Minister of Finance issued Decree 1485 of 2025 regarding the mechanism for coverage of minimum wage slippage. The Decree updates the actuarial parameter used to calculate the minimum-wage–slippage coverage, establishing that the value of the parameter will now be the higher of: (i) the real productivity growth; or, (ii) a percentage based on the average CPI of the last ten years. “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Lending Limits.”

On April 7, 2026, Decree 0369 of 2026 was enacted, significantly modifying the investment regulations governing mandatory pension funds. Previously, foreign investment limits varied by fund type, reflecting each fund's distinct risk profile and investment horizon. Decree 369 now introduces a unified aggregate cap of 30% on foreign investments, applicable across all mandatory pension funds managed by each administrator, with a transition period extending up to five years.

Additionally, Decree 0368 of 2026, issued on the same date, establishes a mandatory open finance framework in Colombia, superseding the former voluntary regime. This regulation obligates supervised financial institutions to serve as data providers and facilitate standardized, secure, and interoperable access to customer-authorized financial information. The framework delineates participant roles, enforces free and non-discriminatory access to data, introduces reciprocity requirements and a centralized participant registry, and sets phased implementation timelines contingent upon the release of relevant regulatory standards.

Except for the positive effects of Decree 0573 of 2025 (which amends the Great Exposures regime) and the operational adjustments required under Decree 1069 of 2025 (which preserves certain closed payment ecosystems for some market participants), none of the regulatory developments described above are expected to have a material impact on the profitability or business lines of our companies. Additionally, Decree 1533 of 2022 (Great Exposures), which entered into force in August 2025, has been in effect for only a limited period. This discussion should be read in conjunction with “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Lending Limits.”.

Superintendency of Finance

The Superintendency of Finance is a technical entity affiliated with the Ministry of Finance that performs the inspection, supervision and control authority of persons involved in financial, insurance and securities exchange activities, and any other operations related to the management, use or investment of resources collected from the public. The Superintendency of Finance is responsible for supervising the Colombian financial system with the purpose of preserving its stability and trustworthiness, as well as promoting, organizing and developing the Colombian securities market and protecting the users of financial and insurance services and investors in general.

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

According to Decree 2555 of 2010, External Circular 006 of 2025 (“Basic Legal Circular”) and External Circular 100 of 1995 (“Basic Accounting and Financial Circular”) as amended, and to facilitate the Superintendency of Finance’s supervision, financial institutions are required to consolidate the results of operations of all of their subsidiaries in order to present consolidated financial statements of the controlling entity and its subsidiaries, consolidated solvency ratios and capital adequacy requirements.

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

In 2025, the Colombian Superintendency of Finance issued 22 External Circulars (“CEs,” for their acronym in Spanish). Among the most significant were: (i) CE 003 of 2025, which provides temporary instructions governing the refinancing of agricultural loans; (ii) CE 004 of 2025, which sets forth guidance on the risk-weighting of payroll-deducted loans for purposes of credit institutions’ solvency ratios and the large exposure regime; (iii) CE 006 of 2025, which reissued the Basic Legal Circular of the Superintendency of Finance, simplifying certain provisions and amending others; (iv) CE 009 of 2025, which establishes a transitional regime for compliance with architecture, security and technology standards within the framework of Voluntary Open Finance; (v) CE 011 of 2025, which amended the rules applicable to recurrent and well-known securities issuers, simplifying the securities issuance regime; (vi) CE 014 of 2025, which introduced measures aimed at improving liquidity in the capital markets; (vii) CE 015 of 2025, which provides instructions on the management of environmental, social and climate-related risks by financial institutions; (viii) CE 017 of 2025, which regulates transactions between credit institutions and their related parties by introducing a new chapter (Chapter XXXVI, “Transactions with Related Parties”) into the Basic Accounting and Financial Circular; and (ix) CE 021 of 2025, which issued guidance on the stress-testing framework and the implementation of the capital self-assessment (PAC) and liquidity self-assessment (PAL) processes. These circulars are among the most relevant regulatory measures issued by the Superintendency of Finance in 2025.

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

This law defines a financial conglomerate as a set of two or more local or foreign financial entities with a common controller (referred to as a holding company) requiring that at least one of these entities conduct financial activities in Colombia. Law 1870 also establishes the criteria for identifying the holding company of each financial conglomerate. Accordingly, any legal person or investment vehicle that exerts the first level of control or significant influence over the members of the financial conglomerate will be identified as the holding company. The Superintendency of Finance is in charge of identifying each financial conglomerate and its respective holding company.

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

The technical capital for the Aval Financial Conglomerate complied with the adequate capital required by regulation for each of the reported interim quarterly filings as of December 31, 2025. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

In order to implement and enforce the provisions related to Colombia’s financial system, the Superintendency of Finance has issued periodic circulars and resolutions. The External Circular 006 of 2025, known as the Basic Legal Circular, as amended, consolidates all of the rules and regulations applicable to financial institutions, including rules and regulations relating to the management, operations, investments, lending activities and money-laundering prevention activities of financial institutions. The External Circular 100 of 1995, known as the Basic Accounting and Financial Circular, consolidates all of the regulations applicable to the accounting and financial rules of financial institutions. Furthermore, the Basic Accounting and Financial Circular regulates the assessment of credit institutions’ investments, risk management, financial statements, information disclosure and inter-banking credits.

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

The Colombian Central Bank also calculates the interbank rate (Interés Bancario de Referencia), or “IBR”, which acts as a reference of overnight, one-month and three-month interbank loans, based on quotations submitted each business day by eight participating banks to the Colombian Central Bank. Using the median of the quotations submitted, the Colombian Central Bank calculates the overnight IBR each business day. The one-month and three-month IBRs are also calculated using the median of the quotations submitted each business day, based on the prices of interest rate swaps for each of these periods. Moreover, the Colombian Central Bank has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans.

Under Article 884 of the Colombian Commercial Code, there is a limit on the amount of interest that may be charged on any loans granted in Colombia. Exceeding such limit is considered usury (usura), which is a crime pursuant the Colombian Criminal Code. The usury limit is exceeding 1.5 times the current banking interest rate (interés bancario corriente or 'IBC'), certified and calculated by the Superintendency of Finance as the weighted average disbursement rate charged by banks on ordinary commercial loans, consumer loans and credit cards to retail customers during a specified period. The Superintendency of Finance amended the methodology to certify such usury rate, first, in August 2023, and finally, in May 2024. The current methodology increased the weight of ordinary commercial loan disbursements in the calculus, which limits the applicable interest rate as disbursement rates for these loans are considerably lower than those of consumer loans and credit cards to retail customers. According to law, the usury rate applies to any sum charged, there are no limitations for loans granted before changes in the usury rate.

The certification process is carried out for the following credit portfolios: consumer and ordinary; small consumer loans; and productive loans (further divided into the five subcategories set forth below).

On March 29, 2023, a major amendment to this rule was enacted by means of Decree 455 of 2023, which amended Decree 2555 of 2010 with regards to the certification of the IBC. The amended framework expands the scope of such certification by incorporating, in addition to consumer and ordinary credit, subcategories of productive credit, including Rural Popular Productive Credit, Urban Popular Productive Credit, Rural Productive Credit, Urban Productive Credit, Productive Credit and Productive Credit of larger amounts. The certification of these banking interest rates may include any other source of credits (not only regulated banking entities) including lenders, credit originators and natural persons, among others.

Capital Adequacy Requirements

Decree 2555 of 2010 (as modified by Decree 1771 of 2012, Decree 1648 of 2014, Decree 2392 of 2015, Decrees 1477 of 2018 and 1421 of 2019) sets forth capital adequacy requirements for Colombian credit institutions (As part of Colombian IFRS). Regulatory capital (patrimonio técnico) for Colombian credit institutions consists of the sum of total Core Equity Tier I (“CET1” or patrimonio básico ordinario), Additional Tier I capital (“AT1” or patrimonio básico adicional), and Tier II capital (“Tier” II or patrimonio adicional). Tier I capital consist of the sum of CET1 (patrimonio básico ordinario) and AT1 (patrimonio básico adicional). Tier I and Tier II, as defined herein, may differ to the manner in which these terms are used in other jurisdictions.

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
●	A minimum CET1 of 4.5%;
●	A minimum Tier I of 6.0%;
●	A capital conservation buffer of 1.5% consisting of CET1;
●	A systemic risk buffer of 1.0% for systemically important financial institutions (entidades de importancia sistémica) or “SIFIS”, consisting of CET1; and
●	In addition, these Decrees established a minimum leverage ratio of 3%.

Banco de Bogotá is considered a systemically important financial institution, according to Carta Circular 68 of November 27, 2025, Carta Circular 74 of November 28, 2024 and Carta Circular 70 of November 23, 2023, issued by the Superintendency of Finance, and therefore had to comply with the systemic buffer (explained above).

Furthermore, according to Carta Circular 68 of November 27, 2025 and Carta Circular 74 of November 28, 2024, issued by the Superintendency of Finance, Banco de Occidente is also considered a systemically important financial institution.  At December 31, 2025 the systemic importance buffer applicable to Banco de Occidente was 0.6%, as it was allowed a two-year transition period to comply with the 1.0% systemic buffer, which must be fully implemented by November 2026.

Total solvency ratio for pension and severance fund managers, fiduciary companies and stockbrokers is defined as the value of the regulatory capital (CET1, AT1 and Tier II) calculated under the terms of Decree 175 of 2022, divided by risk-weighted assets by level of credit, market and operational risk, at a minimum of 9%.

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

As of December 31, 2025, and 2024, all of Grupo Aval´s individually regulated operations have complied with the minimum regulatory capital requirements.

The following tables show the separate and consolidated (where applicable) capitalization information of our main direct and indirect subsidiaries. Consolidated solvency only applies to Banco de Bogotá, Banco de Occidente and Banco Popular. The consolidated solvency for Banco Popular and subsidiaries incorporates Corficolombiana. However, taking into account the materiality of Corficolombiana in Banco Popular’s figures, Corficolombiana is presented separately in the following section.

Banco de Bogotá

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2025	2024	2025	2024

	(in Ps billions)		(in Ps billions)
Subscribed and paid-in capital	4	4	4	4
Reserves and retained earnings	15,488	14,980	15,897	15,427
Other comprehensive income	(150)	246	(21)	244
Net income for the period	1,260	1,129	1,271	1,090
Non-controlling interests	—	—	—	—
Deductions:
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(1,461)	(1,388)	(1,507)	(1,710)
Deferred tax assets	(695)	(783)	(347)	(672)
Other	—	—	(1)	(1)
CET1	14,446	14,187	15,296	14,381
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	14,446	14,187	15,296	14,381
	—		—
Subordinated instruments	1,688	2,459	1,688	2,459
Plus/minus others	132	135	—	—
Tier II capital	1,820	2,594	1,688	2,459
Other deductions from regulatory capital	—	—	—	—
Regulatory capital	16,266	16,781	16,984	16,840
Risk-weighted assets	80,429	81,153	98,502	97,961
Market risk	185	154	311	318
Market risk exposure(1)	2,060	1,706	3,460	3,536
Operational risk	684	565	784	664
Operational risk exposure(1)	7,595	6,282	8,711	7,382
Risk-weighted assets including regulatory market risk and operational risk	90,084	89,140	110,673	108,879
CET1 solvency ratio	16.04%	15.92%	13.82%	13.21%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	16.04%	15.92%	13.82%	13.21%
Tier II contribution to solvency ratio	2.02%	2.91%	1.53%	2.26%
Total solvency ratio(2)	18.06%	18.83%	15.35%	15.47%

Capital measure	14,446	14,187	15,294	14,381
Exposure measure	138,327	129,645	158,485	154,517
Leverage ratio	10.44%	10.94%	9.65%	9.31%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco de Occidente

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2025	2024	2025	2024

	(in Ps billions)		(in Ps billions)
Subscribed and paid-in capital	5	5	5	5
Reserves and retained earnings	5,243	4,997	5,478	5,253
Other comprehensive income	(53)	54	152	209
Net income for the period	534	495	575	474
Non-controlling interests	—	—	19	17
Deductions:	—		—
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(761)	(694)	(726)	(652)
Deferred tax assets	(235)	(234)	—	—
Other	(3)	(3)	(3)	(3)
CET1	4,730	4,620	5,500	5,303
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	4,730	4,620	5,500	5,303
	—		—
Subordinated instruments	1,075	1,358	1,075	1,358
Plus/minus others	38	31	—	—
Tier II capital	1,113	1,388	1,075	1,358
Other deductions from regulatory capital	—	—	—	—
Regulatory capital	5,843	6,008	6,575	6,661
Risk-weighted assets	41,766	40,396	45,511	44,446
Market risk	110	339	153	382
Market risk exposure(1)	1,221	3,771	1,695	4,244
Operational risk	338	283	337	284
Operational risk exposure(1)	3,755	3,144	3,746	3,151
Risk-weighted assets including regulatory market risk and operational risk	46,742	47,310	50,952	51,841
CET1 solvency ratio	10.12%	9.77%	10.79%	10.23%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	10.12%	9.77%	10.79%	10.23%
Tier II contribution to solvency ratio	2.38%	2.93%	2.11%	2.62%
Total solvency ratio(2)	12.50%	12.70%	12.90%	12.85%

Capital measure	4,730	4,620	5,500	5,303
Exposure measure	81,724	75,194	87,702	81,254
Leverage ratio	5.79%	6.14%	6.27%	6.53%

(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco Popular

	Separate basis		Consolidated basis
	At December 31,		At December 31,
	2025	2024	2025	2024

	(in Ps billions)		(in Ps billions)
Subscribed and paid-in capital	79	77	79	77
Reserves and retained earnings	2,310	2,497	2,272	2,546
Other comprehensive income	114	83	304	252
Net income for the period	15	(227)	49	(315)
Non-controlling interests	—	—	7,281	6,867
Deductions:	—		—
Unconsolidated financial sector investments	—	—	—	—
Goodwill and other intangibles	(416)	(391)	(478)	(460)
Deferred tax assets	—	—	—	—
Other	(96)	(95)	(96)	(95)
CET1	2,006	1,945	9,411	8,873
Hybrid instruments recognized as additional primary capital	—	—	—	—
Other	—	—	—	—
AT1	—	—	—	—
Tier I	2,006	1,945	9,411	8,873
	—		—
Subordinated instruments	362	319	112	69
Plus/minus others	9	15	—	—
Tier II capital	371	335	112	69
Other deductions from regulatory capital	—	—	(24)	(42)
Regulatory capital	2,377	2,279	9,499	8,900
Risk-weighted assets	16,991	17,070	37,421	37,340
Market risk	13	17	304	291
Market risk exposure(1)	142	189	3,383	3,235
Operational risk	148	144	359	414
Operational risk exposure(1)	1,646	1,605	3,984	4,605
Risk-weighted assets including regulatory market risk and operational risk	18,779	18,863	44,788	45,180
CET1 solvency ratio	10.68%	10.31%	21.01%	19.64%
AT1 contribution to solvency ratio	0.00%	0.00%	0.00%	0.00%
Tier 1 capital solvency ratio	10.68%	10.31%	21.01%	19.64%
Tier II contribution to solvency ratio	1.98%	1.77%	0.25%	0.15%
Total solvency ratio(2)	12.66%	12.08%	21.21%	19.70%

Capital measure	2,006	1,945	9,411	8,873
Exposure measure	31,641	29,037	59,643	55,603
Leverage ratio	6.34%	6.70%	15.78%	15.96%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Banco AV Villas

	Separate basis
	At December 31,
	2025	2024

	(in Ps billions)
Subscribed and paid-in capital	22	22
Reserves and retained earnings	1,482	1,546
Other comprehensive income	75	124
Net income for the period	(53)	(116)
Non-controlling interests	—	—
Deductions:	—
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(242)	(195)
Deferred tax assets	(2)	(10)
Other	(44)	(117)
CET1	1,238	1,253
Hybrid instruments recognized as additional primary capital	—	—
Other	—	0
AT1	—	0
Tier I	1,238	1,254

Subordinated instruments	200	150
Plus/minus others	37	32
Tier II capital	237	182
Other deductions from regulatory capital	—	—
Regulatory capital	1,475	1,435
Risk-weighted assets	11,392	10,474
Market risk	16	23
Market risk exposure(1)	178	251
Operational risk	121	103
Operational risk exposure(1)	1,346	1,144
Risk-weighted assets including regulatory market risk and operational risk	12,916	11,869
CET1 solvency ratio	9.59%	10.56%
AT1 contribution to solvency ratio	0.00%	0.00%
Tier 1 capital solvency ratio	9.59%	10.56%
Tier II contribution to solvency ratio	1.83%	1.53%
Total solvency ratio(2)	11.42%	12.09%

Capital measure	1,238	1,254
Exposure measure	22,081	19,171
Leverage ratio	5.61%	6.54%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Corficolombiana

	Separate basis
	At December 31,
	2025	2024

	(in Ps billions)
Subscribed and paid-in capital	3	3
Reserves and retained earnings	12,318	12,017
Other comprehensive income	123	(12)
Net income for the period	515	328
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(100)	(105)
Deferred tax assets	—	—
Other	(2)	(2)
CET1	12,857	12,230
Hybrid instruments recognized as additional primary capital	—	—
Other	—	0
AT1	—	0
Tier I	12,857	12,230

Subordinated instruments	—	—
Plus/minus others	—	—
Tier II capital	—	—
Other deductions from regulatory capital	(24)	(42)
Regulatory capital	12,833	12,188
Risk-weighted assets	21,097	20,631
Market risk	295	320
Market risk exposure(1)	3,276	3,557
Operational risk	206	272
Operational risk exposure(1)	2,286	3,022
Risk-weighted assets including regulatory market risk and operational risk	26,659	27,209
CET1 solvency ratio	48.23%	44.95%
AT1 contribution to solvency ratio	0.00%	0.00%
Tier 1 capital solvency ratio	48.23%	44.95%
Tier II contribution to solvency ratio	0.00%	0.00%
Total solvency ratio(2)	48.14%	44.80%

Capital measure	12,857	12,230
Exposure measure	29,017	27,239
Leverage ratio	44.31%	44.90%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by (100/9) as required by the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Porvenir

	Separate basis
	At December 31,
	2025	2024

	(in Ps billions)
Subscribed and paid-in capital	109	109
Reserves and retained earnings	2,870	2,544
Other comprehensive income	(29)	(20)
Net income for the period	702	653
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(405)	(381)
Deferred tax assets	(34)	(26)
Others	(54)	(54)
Primary capital	3,159	2,825

Subordinated instruments	—	—
Plus/minus others	—	—
Secondary capital (Tier II)	—	—

Deductions:
Value of the stabilization reserve	(2,607)	(2,269)
Regulatory capital	552	556
Risk-weighted assets	693	672
Market risk	4	4
Market risk exposure(1)	48	43
Operational risk	137	121
Operational risk exposure(1)	1,526	1,349
Risk-weighted assets including regulatory market risk and operational risk	2,268	2,064
Solvency ratio(2)	24.34%	26.95%

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

Aval Fiduciaria

	Separate basis
	At December 31,
	2025	2024

	(in Ps billions)
Subscribed and paid-in capital	31	31
Reserves and retained earnings	20	20
Other comprehensive income	(7)	(7)
Net income for the period	16	13
Non-controlling interests	—	—
Deductions:
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(24)	(20)
Deferred tax assets	(4)	(4)
Other	—	—
Primary capital	32	33

Subordinated instruments	—	—
Plus/minus others	—	—
Secondary capital (Tier II)	—	—

Deductions:
Value of the stabilization reserve	—	—
Other deductions from regulatory capital	—	—
Regulatory capital	32	33
Risk-weighted assets	29	30
Market risk	0	1
Market risk exposure(1)	5	8
Operational risk	15	13
Operational risk exposure(1)	162	143
Risk-weighted assets including regulatory market risk and operational risk	196	181
Solvency ratio(2)	16.36%	18.14%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by specific weightings as defined the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Aval Casa de Bolsa

	Separate basis
	At December 31,
	2025	2024

	(in Ps billions)
Subscribed and paid-in capital	16	16
Reserves and retained earnings	36	36
Other comprehensive income	(3)	(3)
Net income for the period	11	1
Non-controlling interests	—	—
Deductions:	—	—
Unconsolidated financial sector investments	—	—
Goodwill and other intangibles	(3)	(4)
Deferred tax assets	—	—
Other	—	—
Primary capital	57	46

Subordinated instruments	—	—
Plus/minus others	—	—
Secondary capital (Tier II)	—	—

Deductions:
Value of the stabilization reserve	—	—
Other deductions from regulatory capital	—	—
Regulatory capital	57	46
Risk-weighted assets	23	14
Market risk	6	7
Market risk exposure(1)	63	75
Operational risk	3	3
Operational risk exposure(1)	31	35
Risk-weighted assets including regulatory market risk and operational risk	117	124
Solvency ratio(2)	49.03%	37.32%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by specific weightings as defined the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Mandatory Investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario, or “TDAs”) issued by Finagro, a Government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended from time to time.

Pursuant to the foregoing, the Colombian Central Bank requires that each bank maintains a total investment in agricultural development bonds (Títulos de Desarrollo Agropecuario, or “TDAs”) equal to 5.61% of its checking and savings deposits minus legal reserves, plus 4.25% of its time deposits minus legal reserves with a maturity of up to 18 months. Finagro may issue two different types of agricultural development bonds:

●	Class A with an interest rate of four percentage points below the DTF effective annual rate (DTF-4%) or with an interest rate of three-point seventy percentage points below the IBR 3-month nominal rate (IBR-3.70%).
●	Class B with an interest rate of two percentage points below the DTF effective annual rate (DTF-2%) or with an interest rate of one point seventy six percentage points below the IBR 3-month nominal rate (IBR-1.76%).

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

The minimum incorporation capital requirement for Colombian banks on a separate basis for 2025 was Ps 140,254 million. As of the date of this annual report, all our banks have consistently satisfied this incorporation capital requirement.

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

Currency exchange intermediaries such as Banco de Bogotá, with controlling interest of its overseas investments, are required to exclude those investments and any declared and approved hedging instruments (derivatives or debt) from their foreign currency positions starting on March 26, 2019. At December 31, 2025, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated net foreign currency positions of U.S.$286.73 million, U.S.$11.76 million, U.S.$(0.98) million and U.S.$(0.16) million, respectively, which fell within these regulatory guidelines.

Lending Limits

Decree 2555 of 2010 establishes the rules related to the identification and management of large exposures and concentration of risk of banks and other financial institutions.

On August 4, 2022, the Colombian Government issued Decree 1533. On February 1, 2024, the Superintendency of Finance issued CE 03 of 2024. These rules were partially amended in 2024 and 2025 by Decree 1358 of 2024 – which introduces specific provisions governing transactions with related parties and is scheduled to enter into force in 2026 – and Decree 573 of 2025 (together, the “New Large Exposures Regulation”). These regulations amend the current regime related to large exposures and lending limits. They limit the maximum loss that financial institutions could face in relation to their Tier 1 capital (patrimonio básico), ensuring it does not endanger their solvency, due to the failure of: (i) an individual counterparty; or (ii) a group of related counterparties, considered the same risk consistent with international standards. The New Large Exposures Regulation enforceable on August 4, 2025, and sets forth new or updated rules for:

●	Identification and measurement of large exposures.
●	The maximum size of the exposures to an individual counterparty or group of connected counterparties to be taken as the same risk.
●	The total maximum limit for the large exposures that a financial institution can take.
●	Eligible credit risk mitigation measures in order to reduce the value of a large exposures.

●	Requirements for the recognition of collateral that may limit a large exposure.
●	The creation of groups of connected counterparties (control relationship, financial conglomerates, economic interdependence, family relationship, investment vehicles), with respect to which the exposures must be added and taken as the same risk.
●	Exclusion of exposures that should not be included in the calculations of large exposures.
●	Specialized project financing as an exception for aggregating exposures.
●	Reporting regime.
●	Determining economic interdependency between two counterparties to accumulate exposures.
●	Determining the reporting formats for compliance with the new regulations.

Decree 2555 of 2010 generally establishes that banking entities, as well as credit institutions (establecimientos de crédito) as a whole, may not maintain exposures to a counterparty or a connected group of counterparties, directly or indirectly, that jointly or separately exceed 25% of their regulatory capital. If a financial institution exceeds these risk concentration limits on either an individual or consolidated basis, the Superintendency of Finance may impose administrative sanctions, additional capital requirements, forced divestment plans, among other measures.

On a consolidated basis, Grupo Aval is not subject to New Large Exposures Regulation, however, since 2020, pursuant to the Law of Financial Conglomerates, and its regulatory decrees, the Board of Directors of Grupo Aval approved policies and limits governing exposure and risk concentration for transactions among entities belonging to the same financial conglomerate and between such entities and their related parties (vinculados). These policies include the identification of material risks, rules for transactions among entities of the financial conglomerate and with their related parties, responsibilities and obligations of administrators and governing bodies, certain quantitative limits, and early-warning scheme and disclosure mechanisms.

As of December 31, 2025, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits: Banco de Bogotá’s lending limit per borrower (understood as a single risk or group of counterparties) on a separate basis was Ps 3.61 billion, Banco de Occidente’s lending limit per borrower on a separate basis was Ps 1.18 billion, Banco Popular’s lending limit per borrower on a separate basis was Ps 0.50 billion, and Banco AV Villas’ lending limit per borrower on a separate basis was Ps 0.31 billion.

Reserve Requirements

Grupo Aval’s Colombian banking subsidiaries and Corficolombiana maintain as deposits in Colombian Central Bank or cash on hand to comply with the reserve requirements of the Colombian Central Bank and the Superintendency of Finance. Daily averages of these funds are taken into account to determine compliance with reserve requirements. On August 30, 2024, the Board of Directors of the Central Bank of Colombia (Banco de la República) issued External Resolution No. 3, which reduces the reserve requirements as follows:

●	Reserve requirement for checking accounts and savings accounts is 7%.
●	Reserve requirement for time deposits with a term up to 18 months is 2.5%.
●	For time deposits with maturities greater than 18 months, the reserve requirement remains at 0%.

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

Separate financial statements for us and our financial subsidiaries in Colombia are based on Colombian IFRS and pursuant to certain requirements under Colombian regulations. Loss allowances are calculated based on specific rules of the Basic Accounting and Financial Circular.

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

A draft decree has been published by the URF to amend the public tender offer regime set forth in Decree 2555 of 2010, introducing a revised regulatory framework applicable to tender offers over securities listed in Colombia. The proposed regulation establishes enhanced provisions governing mandatory, voluntary and competing tender offers, including requirements relating to minimum offer thresholds, pricing, disclosure, authorization procedures and offer improvements, as well as restrictions on subsequent offers. It further strengthens the principles of equal treatment, transparency and market integrity, and introduces additional mechanisms aimed at protecting minority shareholders and ensuring orderly and competitive acquisition processes. The aforementioned Decree remains in draft form, as it has not yet been issued and no information is currently available regarding its publication or effective date.

As of the date of this annual report, there have been no public tender offers by third parties with respect to the Company’s shares or by Grupo Aval in respect to another company’s shares.

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (U.S.$ 6,976.2) or more must be effected through the Colombian Stock Exchange. At December 31, 2025, one UVR equaled Ps 397.1 and 66,000 UVRs equal Ps 26,210,098.2.

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

In 2023, Law 2300, also known as the “Stop Bothering Law”, was enacted. This law regulates the communication frequency and channels used by entities when contacting clients regarding debt collection and product offerings. Its framework aims to reduce the number of times clients are contacted through various channels, such as email, SMS, and calls, within the same week and only using one channel. Additionally, it regulates the timeframe during which such activities can occur.

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

The Colombian Supreme Court will recognize a final and conclusive foreign judgment (not subject to appeal), without re-trial or reconsideration of the merits, only if the judgment satisfies the requirements of Articles 605, 606 and 607 of Law 1564 of 2012 (Código General del Proceso), provided that the parties affected by the judgment were summoned in the exequatur proceedings in accordance with applicable rules. Law 1564 of 2012 provides that the foreign judgment will be recognized if:

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

The United States and Colombia do not have a bilateral treaty providing for automatic reciprocal recognition and enforcement of judgments in civil and commercial matters. The Colombian Supreme Court, which is the only Colombian court that can recognize foreign judgments, has generally accepted that reciprocity exists when it has been proven that either a U.S. court has recognized a Colombian judgment or that a U.S. court would recognize a foreign judgment, including a judgment issued by a Colombian court. However, exequatur decisions are made on a case-by-case basis.

We have appointed Banco de Bogotá S.A., New York Agency as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction in the Borough of Manhattan in New York, New York, arising out of or based upon the ADSs or the underwriting agreement related to the ADSs.

Notwithstanding the foregoing, we cannot assure that a Colombian court would recognize or enforce a judgment issued by a state or federal court in the United States with respect to the preferred shares or ADSs based on U.S. securities laws. We have been advised by our Colombian counsel that there is no legal basis for a Colombian court to exert jurisdiction over original actions to be brought against us or our directors and executive officers predicated solely upon the provisions of U.S. securities laws. In addition, certain remedies available under U.S. securities laws may not be admitted or enforced by Colombian courts.

Grupo Aval’s articles of incorporation and by-laws contain an arbitration clause that provides for the exclusive jurisdiction of an arbitral tribunal to be seated in Bogotá, D.C., Colombia. The arbitration provision provides that any conflict arising among shareholders, or between shareholders and Grupo Aval in connection with the by-laws, must be resolved by an arbitral tribunal.

Risk Management Framework

In order to comply with the provisions of Law 1870 of 2018, (Conglomerate Law), and specifically the provisions of External Circular 013 of 2019, now Chapter XXX of the CBCF issued by the Superintendency of Finance, enforceable as of June 21, 2021, Grupo Aval implemented these regulations through the Risk Management Framework (“Marco de Gestión de Riesgos” or “MGR” for its acronym in Spanish) of the Financial Conglomerate, which corresponds to the set of policies, procedures, methodologies, and controls that act in an integrated manner.

These metrics allow the Financial Holding, as the visible head of the financial conglomerate Aval, the management of its own risks, which are: (i) risk of contagion, (ii) risk of concentration; and (iii) strategic risk. through the identification, measurement, control and monitoring of such risks; as well as having a general knowledge of the risks of the entities that make up the Aval financial conglomerate.

Pension and Severance Fund Management

Pension business overview

Pension and Severance Fund Management Pension business overview the Ministry of Finance and Public Credit limits the range of assets in which pension and severance fund managers (“AFP”) can invest and sets concentration limits regarding the funds under administration. In addition, each AFP is required by law to provide a minimum return on investment for each of its mandatory pension and severance funds. This minimum return is determined pursuant to certain formulas established by means of Decree 2555 of 2010, which vary pursuant to the type of fund. Under the current multi-fund scheme, a risk profile system which differentiates conservative, moderate and aggressive risk portfolios for individual clients of mandatory pension funds, the time horizon for the calculation of the minimum return is between 36 to 60 months, depending on the risk profile of each portfolio. For severance funds, the long-term portfolio will have a 24-month time horizon, and the short-term portfolio will have a three-month time horizon.

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

Mandatory pension funds

Contributions to pension funds are mandatory for all employees in Colombia and are jointly funded by the employer and the employee. In the case of contributing clients, the base contribution rate is 16.0% (up to 18.0% for employees meeting a certain salary threshold) of an employee’s base salary, whereby the employer contributes 3/4 (12%) and the employee 1/4 (4%) of the base contribution rate. Contributions are paid on a monthly basis. Of the 16.0%-18.0% total contribution, 11.5% goes to the individual customer’s account. The current pension system provides that 300 basis points (3.0%) of the contribution are distributed between (i) life and disability insurance and (ii) compensation for the AFP. In 2025, Porvenir’s funds subscribed to life and disability coverage insurance with a 2.53% premium, which resulted in a 0.47% retained as compensation. The remainder is distributed between the National Solidarity Fund (Fondo de Solidaridad Pensional), depending on the employee’s salary (up to 2.0%), and the National Minimum Pension Warranty Fund (Fondo de Garantía de Pensión Mínima) (at 1.5%).

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

On July 16, 2024, the Government signed into effect Law 2381 of 2024, which had been previously approved by Congress. This law introduces significant reforms to the current pension system, aiming to extend its coverage to more Colombians. This law is currently suspended pursuant to a judicial decision of the Constitutional Court. However, below you will find a summary of the law.

The reform is based on a "pillar structure". Under this system:

●	Employees earning up to 2.3 times the monthly minimum legal wage are required to contribute to Colpensiones, a public administrative entity.
●	Those earning above 2.3 times the monthly minimum legal wage must allocate their contributions that are applicable to the first 2.3 times the monthly minimum legal wage to Colpensiones. Any contributions exceeding this threshold are directed to a pension fund administrator (AFP) of their choice. Law 2381 authorizes AFPs to manage the pillar known as “Pilar Contributivo en su Componente Complementario de Ahorro Individual” (“ACCAI”). Additionally, fiduciary companies and insurance companies are also permitted to manage this pillar.

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

In 2020, the Colombian government, through Decree 1207 issued a new legal framework applicable to voluntary pension funds. This legal framework required AFP to adopt higher standards of corporate governance rules and operating guidelines including a general investment policy. In 2022 Porvenir implemented all the required adjustments and procedures to fulfill the obligations arising from Decree 1207. Currently, Porvenir is implementing the applicable laws for the correct duty of advice (also known as “deber de asesoría”) to its clients at the moment of investing their funds in the voluntary pension fund administered by Porvenir. The regulations applicable to the correct duty of advice can be found on Decree 661 of 2018 and Decree 1239 of 2024.

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

C.          Organizational structure

See Note 1 of our consolidated financial statements for information on our organizational structure. We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), a pension and severance fund manager (Porvenir), a merchant bank (Corficolombiana), a trust and fiduciary services company (Aval Fiduciaria), a stock broker (Aval Casa de Bolsa), and an investment banking company (Aval Banca de Inversión).

D.          Property, plant and equipment

We have listed below the carrying amount of property, plant and equipment of each of our operating segments at December 31, 2025.

	Buildings and			Bearer	Other
	land(1)	Machinery	Equipment	plants	properties	Total

	(Ps billions)
Banking services	523.8	10.3	548.9	—	56.7	1,139.7
Pension and Severance Fund Management	50.7	1.1	13.9	—	0.7	66.4
Merchant Banking	936.3	4,406.6	59.7	285.1	25.9	5,713.6
Holding	—	—	1.1	—	0.9	2.0
Consolidation adjustments and eliminations	13.8	(0.0)	—	—	(0.0)	13.8
Grupo Aval	1,524.6	4,418.0	623.5	285.1	84.3	6,935.4
(1)	Includes ongoing constructions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements prepared in accordance with IFRS at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 and the related notes thereto, and with the other financial information included in this annual report. The preparation of our audited consolidated financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors”, “Item 5. Operating and Financial Review and Prospects—D. Trend information”, and other factors discussed in this annual report. For information regarding the calculation methodology of the main key performance indicators used throughout this section see “Item 3. Key Information—A. Selected Financial Data”.

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

On November 27, 2025, Banco de Bogotá’s subsidiary Multi Financial Holding, Inc. entered into a share purchase agreement with BAC International Corporation, a subsidiary of BAC Holding International Corp., for the disposal of 17,069,875 shares representing 99.569068% of the issued and outstanding shares of MFG, the parent company of Multibank, Inc., at a price of U.S.$26.8611 per share.

Based on the foregoing, as of December 31, 2025, MFG is presented as a non-current asset held for sale, together with liabilities directly associated with the assets classified as held for sale, resulting in a discontinued operation for the years 2025, 2024 and 2023. To facilitate meaningful analysis and comparability, average statement of financial position balances prior to the reclassification of MFG’s operations, including as used to calculate average yields and average rates, have been adjusted to exclude the impact of assets currently classified as non-current asset held for sale, together with liabilities directly associated with the assets classified as held for sale. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Transactions related to MFH—Discontinued operations.”

We have not included a discussion of year-over-year comparisons between 2024 and 2023 in this annual report on Form 20-F. This discussion can be located in “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023” in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 28, 2025

Principal factors affecting our financial condition and results of operations

International context

While there is not final data yet available, current estimated growth for the global economy in 2025 is 3.3%, indicating a small upward revision as trade tensions continue to abate, even though these remained subject to occasional flare-ups. Global inflation is expected to continue its downward trend to 4.1% in 2025. Outlook for the global economy remains tilted to the downside, as productivity growth expectations related to AI if not fulfilled could lead to decline in investment and subsequent financial markets correction.

Related to the American economy, although headline inflation had edged up since Trump’s tariffs began to take effect, long-term inflation remained well-anchored. On the monetary policy side, the FED resumed their rate easing with two 25 basis points cuts to the federal funds target range, closing the year at 3.75-4%.

Colombian economic conditions

In Colombia, GDP growth recovered in 2025 with a 2.6% real GDP growth that compared favorably to the 1.5% GDP growth in 2024, maintaining the recovery trend of the Colombian economy. However, the future GDP outlook requires a sustained increase in investment levels to improve on current growth.

GDP recovery was driven by household consumption, which continues to increase in relevance, growing 3.6% in the year. This performance was mainly explained by the resilience of the labor market and improving consumer confidence. Gross fixed capital formation (investment) grew 1.3% in 2025 and now represents 16.6% of GDP, remaining at historically low levels relative to the 2010 – 2019 period average of 22.1%. The country’s trade balance was negative in 2025, standing at -10.7% of GDP and increasing 18.2% with exports and imports posting 1.8% and 8.4% growth respectively. Finally, the public spending component represents 16.8% of GDP in 2025 and has a relevant contribution to GDP dynamics after posting an annual expansion of 7.1%.

The average unemployment rate in 2025 was 8.9%, 127 basis points lower than 2024 and recording the lowest annual average for the country since the beginning of the century. In 2025, 5 out of the 13 measured sectors of the economy recorded an increase in employment compared to 2024; the sectors with the largest increases in employment rates were industry and public administration, while agricultural had the largest negative impact on employment in 2024.

Fiscal accounts

On the fiscal front, the deficit for 2025 closed at 6.4% of GDP and remains the main challenge of the country’s economy. Although it showed a decrease from the 6.8% recorded in 2024, it was the second highest fiscal deficit in 20 years (excluding 2020 and 2021 due to fiscal pressures derived from the COVID-19 pandemic). This situation is mainly the result of lower tax collections as a proportion of GDP compared to 2024 and a still historically high level of government spending.

Although showing some signs of improvement, the fiscal outlook for the Colombian economy still appears challenging amid the government’s ability to adjust expenditures to new collection levels. Impact from the persistently high fiscal account deficit and large issuances of new debt led to a marked increase in the yield curve of local government debt (TES), as seen on the graph below. The short rate up scenario caused by a 233-basis points deterioration in the two-year TES was mainly attributable to the shifting expectations regarding the Central Bank’s interest rate path and the financing strategy pursued by Public Credit, which focused largely on the issuance of short-term TES (“TCOs”). Impact from the persistently high fiscal account deficit led to an increase in yield of government debt (TES), as seen on the graph below, with 30-year yields increasing by 63 basis points between December 2024 and February 2026.

Source: Bloomberg.

Interest rates and inflation

Inflation in Colombia remained relatively stable in 2025, closing the year at 5.10%, from 5.20% recorded a year earlier, marking the fifth consecutive year in which the year-end inflation exceeded the Central Bank’s target range of 2% to 4%, and ranking above the analysts’ consensus for most of the year. The main contributors to the annual inflation were (i) utilities and accommodation (4.76%),(ii) foods and non-alcoholic beverages (5.07%) and (iii) restaurants and hotels (7.91%). Inflation expectations for 2026 increased significantly in the latter part of 2025, as expectations of a historical increase of the minimum wage in real terms began to show on analysts’ forecasts, which estimated numbers between 11% and 13%. After the government set a 23.7% minimum wage increase (including transportation subsidy) on December 29, 2025, inflation expectations have continued to price-in inflationary pressures.

The Central Bank cut its interest rate by just 25 basis points, from 9.50% to 9.25% in May 2025. The board of the Central Bank debated on the negative effects that ongoing fiscal pressures were going to have on future inflation and decided to halt the easing cycle in place since December 2023. As the year progressed and inflation expectations deteriorated, the year-end 2026 Central Bank rate expectations began to increase in tandem, shifting 5.25 percentage points to 11.75% in 12 months (as seen on the graph below).

13.00%
12.00%
11.00%
10.00%
9.00%
8.00%
7.00%
6.00%
Mar-26: 11.75%
Feb-26: 11.75%
11.25%
Dic-25: 9.25%
Sep-25: 8.00%
Jun-25: 7.00%
Mar-25: 6.50%
Dec-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25
Jun-25
Jul-25
Aug-25
Sep-25
Oct-25
Nov-25
Dec-25
Jan-26
Feb-26
Mar-26
Apr-26
May-26
Jun-26
Jul-26
Aug-26
Sep-26
Oct-26
Nov-26
Dec-26
Jan-27
Real Intervention Rate
Analysts expectations

Source: Analysts’ expectations survey by the Central Bank (BanRep). *Expectations correspond to the median of the values given by the surveyed analysts

The end of period interest rate cap decreased 1.37 percentage points to 25.02% from 26.39% in 2024, while the average rate cap decreased 5.51 percentage points to 25.22% in 2025 from 30.73% in 2024.

Exchange rates

The Colombian Peso showed important signs of recovery, with an annual appreciation of 14.8%, to 3,757.08 per U.S. dollar at December 31, 2025 from 4,409.15 pesos per U.S. dollar at December 31, 2024. Heavy U.S. dollar inflows from remittances and the government liability management strategies, along with external factors led to a weaker U.S. dollar.

Even though MFHs operations will not continue to be part of the group’s operations, Grupo Aval continues to be subject to impacts on our consolidated financial statements derived from fluctuations of the Colombian peso against the U.S. dollar, the currency in which most of our foreign long-term debt is denominated. At December 31, 2025, 8.7% of our loans and 7.8% of our deposits were denominated in foreign currency. On a consolidated basis, we had U.S.$ 3.4 billion (Ps 12.9 trillion) of long-term debt denominated in U.S. dollars as of December 31, 2025.

Banking industry overview

At December 31, 2025, gross loans in the Colombian banking system grew 7.6% annually, while at the previous year-end, growth was 3.54 (7.4% and 3.4% when adjusted for securitized mortgage loans, respectively). As Colombia’s nominal GDP expanded 8.2%, the ratio of bank loans (adjusted for securitized mortgage loans) to GDP decreased to 39.4% from 39.7% in 2024. Commercial loans grew 6.2% compared to 5.8% the previous year, consumer loans grew by 6.9% in 2025 compared to the contraction of 3.4% in 2024, and mortgages grew 12.0% compared to 8.1% the previous year.

Transactions related to MFH – Discontinued operations

On November 27, 2025, Banco de Bogotá’s subsidiary Multi Financial Holding, Inc. entered into a share purchase agreement with BAC International Corporation, a subsidiary of BAC Holding International Corp., for the disposal of 17,069,875 shares representing 99.569068% of the issued and outstanding shares of MFG, the parent company of Multibank, Inc.

The following table illustrates, to facilitate comparability to our previously reported results, the contributions of the discontinued MFH segment to Grupo Aval’s audited consolidated statement of income for the year ended December 31, 2024, prior to our deconsolidation of MFH, as reported in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 28, 2025:

	MFH operating segment relative to Grupo Aval
	Year ended December 31, 2024
	Grupo Aval 2024 as reported on 2024 20-F	MFH 2024	Grupo Aval 2024 as reported on 2025 20-F	MFH as a percentage of Grupo Aval 2024 as reported on 2024 20-F

	(in Ps billions)
Total interest income	28,181.9	1,210.0	26,971.9	4.3%
Total interest expense	(20,914.3)	(869.8)	(20,044.5)	4.2%
Net interest income	7,267.6	340.2	6,927.4	4.7%
Impairment loss on loans and other accounts receivable	(4,755.1)	(139.5)	(4,615.6)	2.9%
Impairment (loss) recovery on other financial assets	(4.2)	0.8	(5.0)	(19.8)%
Recovery of charged-off financial assets	574.3	0.0	574.3	0.0%
Net impairment loss on financial assets	(4,185.0)	(138.7)	(4,046.3)	3.3%
Net interest income, after impairment losses	3,082.6	201.5	2,881.1	6.5%
Net income from commissions and fees	3,583.8	107.8	3,476.0	3.0%
Gross profit from sales of goods and services	2,477.4	0.0	2,477.4	0.0%
Net trading income	1,404.4	2.7	1,401.7	0.2%
Net income from other financial instruments mandatorily at fair value through profit or loss	350.9	—	350.9	0.0%
Other income	890.7	244.5	646.2	27.5%
Other expenses	(8,651.8)	(526.3)	(8,125.5)	6.1%
Net income before tax expense	3,137.9	30.1	3,107.8	1.0%
Income tax expense	(946.4)	(4.4)	(942.0)	0.5%
Net income for the year from continuing operations	2,191.5	25.7	2,165.8	1.2%
Net income for the year from discontinued operations	—	(25.7)	25.7	N.A.
Net income for the year	2,191.5	(0.0)	2,191.5	0.0%

Net income attributable to owners of the parent
Net income for the period from continuing operations	1,015.1	17.7	997.4	1.7%
Net income for the period from discontinued operations, net of tax	—	(17.7)	17.7	N.A.
Owners of the parent	1,015.1	0.0	1,015.1	0.0%
Net income attributable to non-controlling interests	—	—	—	N.A.
Net income for the period from continuing operations	1,176.4	8.0	1,168.4	0.7%
Net income for the period from discontinued operations, net of tax	—	(8.0)	8.0	N.A.
Non-controlling interest	1,176.4	(0.0)	1,176.4	0.0%

The following information presented corresponds to continued operations.

Results of Operations for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Net income attributable to owners of the parent increased 69.6% to Ps 1,721.9 billion, compared to Ps 1,015.1 billion in 2024. Return on average assets was 1.0% and return on average equity was 9.6%. This improvement was mainly based on a recovery in our net interest margin, which in turn was captured through a decrease in the cost of funding. Cost of funds decreased in line with an improvement in benchmark interest rates. Additionally, the consolidation of a positive evolution in asset quality, in particular that for consumer loans, enabled a decrease in cost of risk metrics.

During 2025, we continued focusing on profitable growth. We focused on local currency commercial loans in segments other than large corporates and on personal loans and credit cards in consumer lending. Our Colombian Peso denominated commercial loans market share remained unchanged at 26.3%. We are selective in large corporate commercial loans, given the aggressive pricing competition present throughout the year, where we lost 204 basis points. However, we gained 131 basis points of market share in local currency denominated commercial loans other than large corporates. We gained market share in products and segments where we were under-weight, such as factoring (where we gained 543 bps to 24.2%) and government loans (where we gained 219 bps to 23.0%). Regarding our U.S. dollar denominated commercial loans in Colombia, where we have historically been overweight, we reduced our market share by 356 bps to 35.3%. In addition, in peso terms, the balances of dollar denominated commercial loans were negatively impacted by the 14.8% appreciation of the Colombian peso over the year. As a result of the above, our market share for commercial loans fell 37 bps.

In consumer loans, we focused on diversifying our portfolio toward higher yielding and shorter-term loans, reducing our concentration in payroll lending. We gained 138 basis points of market share personal loans to 21.5%. To support our credit card business, we also launched the FIFA-VISA alliance, where we gave up 132bps to 17.4%. All of this, while maintaining our leadership position in payroll lending, where we have a 42.2% market share, where we reduced our share by 127 bps. Overall, our market share for consumer loans closed at 28.9%, with a 53 basis points decrease. Moving on to mortgages, we continued gaining market share, with a 117 basis points increase in the year. As a result of the abovementioned, we closed our market share in total loans at 25.0%, 28 basis points lower than in 2024.

Corficolombiana worked throughout the year to lay the foundations for a new growth cycle driven by portfolio rotation and entry into high-potential sectors. Deleveraging efforts and a decline in rates led to a 16% reduction in funding costs, reflected favorable interest rates. Finally, operational efficiencies continued to materialize following the exit from financial services.

Finally, despite weak market results at year end, Porvenir delivered its strongest annual performance to date. Assets under management reached Ps 271.2 trillion and increased 14.9% and a ROAE reached 21.2%.

This context is reflected in the following results:

●	Grupo Aval’s consolidated loan portfolio grew 4.6% in 2025, with peso denominated loans growing 6.8% and USD denominated loans growing 0.5% in dollar terms; a 14.4% decrease when translated to pesos. Commercial loans grew 1.9% (Peso: 5.5% and USD: 0.4% in dollars), consumer loans grew 4.7% (Peso: 4.7% and USD: 17.4% in dollars) and mortgages grew 19.6% (Peso: 19.6% and USD: -48.4% in dollars). Total deposits grew 11.2% in 2025, with Peso denominated deposits growing 13.3% and USD denominated deposit growing 6.6% in dollar terms.
●	Our net interest margin (NIM) on loans was 4.71%, up from 4.43% in 2024, while NIM on loans for our banking segment was 5.24%, up from 5.15% in 2024. Our cost of funds decreased in line with our strategy of focusing on more efficient deposit segments. NIM on investments including trading investment income for the year was 1.32%, up from 0.13% in 2024. Performances for NIM on loans and NIM on investments including trading investment income resulted in a total NIM including trading investment income for Grupo Aval and our banking segment to be 3.88% and 4.57% for 2025 respectively.
●	Net cost of risk decreased 38 basis points in 2025 mainly driven by an improvement in the asset quality of consumer portfolio, while commercial loans slightly deteriorated. Year-over-year, the mix of IFRS Stage 1 loans increased by 84 basis points, while that of Stage 2 loans increased by 11 basis points and Stage 3 loans decreased by 95 basis points. Loans past due more than 90 days were 3.3% at December 31, 2025, 77 basis points lower compared to December 31, 2024.
●	Cost metrics evidence adequate expense management during the year, with cost to assets remaining relatively stable and cost to income decreasing 101 bps to 52.2% for 2025 compared to 53.2% for 2024.
●	Net income from commissions and fees grew 5.3% during the year, driven by a strong fees performance of pension and severance fund management and banking and other fees, which increased 9.1% and 3.9%, respectively.

Grupo Aval

Overview

The following discussion describes the main drivers of Grupo Aval’s results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. Further details are provided in the Management Discussion and Analysis of Operating Segments.

Grupo Aval’s net income attributable to owners of the parent for the year ended December 31, 2025 was Ps 1,721.9 billion (Ps 72.5 per share, including common and preferred shares), increasing 69.6% or Ps 706.8 billion compared to the year ended December 31, 2024. Return on average equity for 2025 was 9.6% as compared to 6.0% in 2024.

	Grupo Aval Consolidated
	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Total interest income	25,919.2	26,971.9	(1,052.7)	(3.9)
Total interest expense	(18,047.9)	(20,044.5)	1,996.6	(10.0)
Net interest income	7,871.3	6,927.4	943.9	13.6
Impairment loss on loans and other accounts receivable	(4,268.2)	(4,615.6)	347.4	(7.5)
Impairment (loss) recovery on other financial assets	(6.9)	(5.0)	(1.9)	38.9
Recovery of charged-off financial assets	736.3	574.3	162.0	28.2
Net impairment loss on financial assets	(3,538.9)	(4,046.3)	507.4	(12.5)
Net interest income, after impairment losses	4,332.4	2,881.1	1,451.3	50.4
Net income from commissions and fees	3,660.0	3,476.0	184.1	5.3
Gross profit from sales of goods and services	2,087.7	2,477.4	(389.6)	(15.7)
Net income (loss) trading	1,402.0	1,401.7	0.3	0.0
Net income from other financial instruments mandatorily at fair value through profit or loss	623.2	350.9	272.2	77.6
Other income	1,415.8	646.2	769.6	119.1
Other expenses	(8,899.9)	(8,125.5)	(774.4)	9.5
Net income before tax expense	4,621.2	3,107.8	1,513.4	48.7
Income tax expense	(1,432.7)	(942.0)	(490.7)	52.1
Net income for the year	3,215.2	2,191.5	1,023.7	46.7

Net income attributable to owners of the parent
Net income for the period from continuing operations	1,703.5	997.4	706.1	70.8
Net income for the period from discontinued operations, net of tax	18.4	17.7	0.7	3.8
Net income attributable to owners of the parent	1,721.9	1,015.1	706.8	69.6
Net income attributable to non-controlling interests	1,493.3	1,176.4	316.9	26.9
Net income for the year	3,215.2	2,191.5	1,023.7	46.7

Net interest income

Net interest income increased 13.6% or Ps 943.9 billion to Ps 7,871.3 billion in 2025. Total interest income decreased 3.9% or Ps 1,052.7 billion driven by a 123 basis points decrease in the average yield of interest-earning assets, offset by a 6.2% or Ps 13,063.5 billion increase in the average balance of interest-earning assets.

Total interest expense decreased 10.0% or Ps 1,996.6 billion, more than total interest income, resulting from a 156-basis points reduction in interest rates paid on interest-bearing liabilities, partially offset by a 9.3% or Ps 20,991.2 billion increase in the average balance of interest-bearing liabilities.

The 156-basis points reduction in the average rate paid on interest-bearing liabilities in 2025 were consistent with a 205 basis points decrease in the average Central Bank rate. Interest-earning assets and interest-bearing liabilities continued pricing-in the accumulated 400 basis points of Central Bank easing cycle executed between the beginning of December, 2023 and April, 2025. In 2025 the Central Bank rate cut its reference rate by 25 basis points in April, from 9.50% to 9.25% and otherwise kept it unchanged throughout the year.

The banking segment’s banking book profile drove the expansion of the interest spread between the average yield on gross loans and the average rate paid on interest-bearing liabilities, which expanded by 30 basis points to 4.8%. Our net interest margin increased 23 basis points to 3.5%. The gradual repricing of assets and liabilities reflecting both the pass-through of lower reference rates on variable-rate instruments and the rollover of fixed-rate instruments at current market rates.

During the first half of the year, the banking segment pursued an active funding strategy that sought to capture the benefits of falling rates in the average cost of interest-bearing liabilities. During the second half of the year, the shift focused toward reducing balance sheet sensitivity (see Note 4.1.4 to our consolidated financial statements) as the outlook for lower Central Bank rates became less likely and hawkish pressures began to arise. Our banks focused on (i) increasing the share of deposits from individuals and low-cost transactional deposits to overall deposits, (ii) extending term-deposit tenures, and (iii) deploying hedging instruments to swap variable-rate deposits cashflows to fixed-rate, benefitting from specific market opportunities available during the third quarter of the year.

The merchant banking segment inherently has significantly more interest-bearing liabilities than interest-earning assets, as a result of a substantial portion of funding used to finance both the ordinary course of non-financial businesses and Corficolombiana’s investment portfolio in debt and equity securities. Consolidated non-financial subsidiaries’ net interest margin has been and is expected to continue to be negative in the future as these entities are not financial entities and thus pay interest expenses to fund returns of assets that are mostly not considered interest-earning assets. The income on those assets is primarily registered as gross profit (loss) from sales of goods and services and net income from other financial instruments mandatorily at FVTPL, and to a lesser extent, in other income under share of profit of equity accounted investees, net of tax (equity method). Income and expenses related to financial assets and liabilities, in addition to net interest expense, are recognized under net trading (loss) income and foreign exchange gains (losses), net.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2025 vs. 2024		the year ended December 31,		year ended December 31,		Change, 2025 vs. 2024
2025	2024	#	%	2025	2024	2025	2024	#	%

(in Ps billions)						(in Ps billions)
222,535.6	209,472.1	13,063.5	6.2	3.5%	3.3%	7,871.3	6,927.4	943.9	13.6

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2025
	year ended December 31,		Change, 2025 vs. 2024		year ended December 31,		year ended December 31,		due to changes in			vs. 2024
	2025	2024	#	%	2025	2024	2025	2024	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	106,233.2	103,309.2	2,924.0	2.8	10.8%	12.6%	11,525.6	12,975.9	317.2	(1,767.5)	(1,450.3)	(11.2)
Consumer	58,995.6	56,995.3	2,000.3	3.5	14.8%	15.4%	8,756.7	8,805.2	296.9	(345.5)	(48.5)	(0.6)
Mortgages	20,362.9	16,626.8	3,736.1	22.5	10.3%	10.5%	2,095.3	1,751.7	384.4	(40.9)	343.6	19.6
Microcredit	2.6	173.5	(170.8)	(98.5)	9.2%	28.1%	0.2	48.7	(15.8)	(32.7)	(48.5)	(99.5)
Gross loans	185,594.4	177,104.7	8,489.6	4.8	12.1%	13.3%	22,377.8	23,581.6	1,023.6	(2,227.4)	(1,203.8)	(5.1)
Interbank and overnight funds	1,124.0	599.2	524.8	87.6	52.6%	131.1%	591.5	785.6	276.2	(470.3)	(194.1)	(24.7)
Total gross loans	186,718.4	177,703.9	9,014.5	5.1	12.3%	13.7%	22,969.4	24,367.2	1,108.9	(2,506.8)	(1,397.9)	(5.7)
Investments in debt securities	35,817.3	31,768.2	4,049.0	12.7	8.2%	8.2%	2,949.8	2,604.7	333.5	11.7	345.1	13.3
Total interest-earning assets	222,535.6	209,472.1	13,063.5	6.2	11.6%	12.9%	25,919.2	26,971.9	1,521.5	(2,574.2)	(1,052.7)	(3.9)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2025
	year ended December 31,		Change, 2025 vs. 2024		year ended December 31,		year ended December 31,		due to changes in			vs. 2024

	2025	2024	#	%	2025	2024	2025	2024	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	6,598.6	5,087.8	1,510.9	29.7	3.4%	4.8%	(226.8)	(245.2)	(51.9)	70.3	18.4	(7.5)
Time deposits	91,542.7	82,843.1	8,699.5	10.5	9.1%	10.8%	(8,363.4)	(8,971.7)	(794.8)	1,403.0	608.2	(6.8)
Savings accounts	82,056.3	74,897.5	7,158.8	9.6	5.5%	7.2%	(4,499.3)	(5,396.4)	(392.5)	1,289.6	897.1	(16.6)
Total interest-bearing deposits	180,197.6	162,828.4	17,369.2	10.7	7.3%	9.0%	(13,089.6)	(14,613.2)	(1,261.7)	2,785.4	1,523.7	(10.4)
Interbank borrowings and overnight funds	19,931.8	16,851.8	3,080.0	18.3	8.0%	9.8%	(1,597.2)	(1,649.6)	(246.8)	299.2	52.4	(3.2)
Borrowings from banks and others	24,526.7	23,969.7	557.0	2.3	7.4%	8.8%	(1,818.6)	(2,105.0)	(41.3)	327.7	286.4	(13.6)
Bonds issued	22,834.8	22,849.8	(15.0)	(0.1)	6.8%	7.3%	(1,542.5)	(1,676.6)	1.0	133.1	134.1	(8.0)
Other funding	67,293.3	63,671.3	3,622.1	5.7	7.4%	8.5%	(4,958.3)	(5,431.3)	(266.9)	739.8	472.9	(8.7)
Total interest-bearing liabilities	247,490.9	226,499.7	20,991.2	9.3	7.3%	8.8%	(18,047.9)	(20,044.5)	(1,530.8)	3,527.4	1,996.6	(10.0)

Grupo Aval’s average balance of gross loans increased 4.8% or Ps 8,489.6 billion in 2025 and the average yield was 12.1%, 126 basis points lower than in 2024. Growth of average balances of 4.8% was higher than that of closing balances of 4.6%, especially driven by mortgages.

Peso-denominated loans grew 6.8% year-over-year on closing balances and 5.4% on average balances. Peso-denominated commercial loans grew 5.5% and 3.6%, consumer loans grew 4.7% and 3.5%, mortgage loans grew 19.6% and 22.5%, and microcredit loans decreased 65.3% and 98.5%, respectively on a closing balance and average balance basis; the latter of which continues to wind down following Banco de Bogotá’s exit from this segment in 2024. As for U.S. dollar denominated loans in U.S. dollar terms, year-over-year growth was 0.5% for closing balances and -0.7% for average balances.

Interest rate dynamics for gross loans were driven by changes in the Central Bank rate in Colombia. The average Central Bank rate decreased by 205 basis points from 11.4% in 2024 to 9.3% in 2025. The end of period Central Bank rate closed at 9.25% on December 31, 2025, down 25 basis points from 9.50% a year earlier. Given that 81.8% of Grupo Aval’s commercial loans are variable rate mostly referenced to the 1-month, 3-month or 6-month inter-bank rate (IBR), average yields on commercial loans decreased 171 basis points to 10.8%, slightly below the 205 basis points decrease in the average Central Bank rate.

Considering that 96.1% of Grupo Aval’s consumer loans are fixed rate, the average yields on these loans priced in only a portion of the reduction in reference rates, decreasing 61 basis points during 2025. Finally, 97.5% of Grupo Aval’s mortgages are fixed rate and their average yield decreased 25 basis points.

The average balance of interest-earning investments in debt securities increased 12.7% or Ps 4,049.0 billion, reflecting continued deployment of liquidity into fixed-income instruments. The Colombian sovereign yield curve (TES) deteriorated as fiscal pressures mounted and macroeconomic projections pointed to a restrictive interest rate cycle. In addition, the banking system remained liquid throughout the year, with deposit growth consistently outpacing that of gross loans, which lead to an expansion in our investments portfolios in debt securities. In this context, our banks positioned their portfolios to capture favorable carry and forward-looking gapping opportunities.. As a result, the average yield for investments in debt securities increased 4 basis points to 8.2%.

Finally, average funding rates continued to decline, in line with the reduction in the average Central Bank policy rate in 2025. In addition, the average rates paid on interest-bearing liabilities improved due to active efforts to optimize the funding mix toward lower-cost retail and transactional deposits. The end of period balance of interest-bearing liabilities increased 9.21% or Ps 21,795.5 billion, driven by a 14.3% or Ps 11,015.9 billion increase in savings accounts, a 10.8% or Ps 9,235.5 billion increase in time deposits and a 28.0% or Ps 4,955.3 billion increase in interbank borrowings and overnight funds. The average balance of interest-bearing liabilities increased 9.3% or Ps 20,991.2 billion, driven by a 10.5% or Ps 8,699.5 billion increase in time deposits and a 9.6% or Ps 7,158.8 billion increase in savings accounts. As a result, the average rate paid for interest bearing liabilities decreased 156 basis points to 7.3%, mainly driven by a 169-basis points reduction in time deposits and a 172-basis points reduction in savings accounts.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(4,268.2)	(4,615.6)	347.4	(7.5)
Impairment (loss) recovery on other financial assets	(6.9)	(5.0)	(1.9)	38.9
Recovery of charged-off financial assets	736.3	574.3	162.0	28.2
Net impairment loss on financial assets	(3,538.9)	(4,046.3)	507.4	(12.5)

Grupo Aval’s impairment loss on loans and other accounts receivable decreased of 7.5% or Ps 347.4 billion to Ps 4,268.2 billion, reflecting a continued improvement in asset quality as the credit cycle normalizes. For more information regarding risk management please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data.”

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2025 vs. 2024		year ended December 31,		2025 vs. 2024	year ended December 31,		2025 vs. 2024
	2025	2024	#	%	2025	2024	basis points	2025	2024	basis points

	(in Ps billions)
Commercial	(953.2)	(690.8)	(262.4)	38.0	0.9%	0.7%	23	0.7%	0.6%	15
Consumer	(3,035.0)	(3,780.1)	745.1	(19.7)	5.1%	6.6%	(149)	4.2%	5.8%	(157)
Mortgage	(175.9)	(133.9)	(42.0)	31.3	0.9%	0.8%	6	0.9%	0.8%	6
Microcredit	0.1	10.9	(10.8)	(99.2)	(3.4)%	(6.3)%	288	(215.8)%	(9.7)%	(20,614)
Gross loans	(4,164.0)	(4,593.9)	430.0	(9.4)	2.2%	2.6%	(35)	1.9%	2.3%	(42)
Interbank and overnight funds	0.6	(0.8)	1.4	(183.6)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(4,163.3)	(4,594.7)	431.4	(9.4)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(104.9)	(20.9)	(84.0)	402.2	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(4,268.2)	(4,615.6)	347.4	(7.5)	2.3%	2.6%	(31)	1.9%	2.3%	(38)

The evolution of asset quality continues to point to the end of the credit cycle on consumer loans, with formation of loans past due more than 30 days having peaked in the first quarter of 2024. Our product mix, rich in lower risk products and segments, supported the improvement of our cost of risk and asset quality metrics.

Impairment losses for consumer loans decreased 19.7% or Ps 745.1 billion in 2024, driven by lower impairment losses on Stage 2 credit cards and personal loans. This improvement in asset quality enabled credit cards classified as Stage 1 to increase to 88.3% in 2025 from 85.5% in 2024 and personal loans classified as Stage 1 to increase to 85.6% from 80.8%. As a result of better asset quality, the coverage ratio (loss allowance as a percentage of gross loans) for the consumer loan portfolio decreased from 7.1% in 2024 to 6.1% in 2025, given that Stage 1 loans have lower coverage ratios as they have lower probabilities of default. Impairment losses for our commercial portfolio increased 38.0% reflecting a normalization of provisioning levels. Finally, impairment losses for mortgages increased in 2025, given the increase in our balance of the portfolio. As a percentage of loans, loss allowance for mortgages decreased 16 basis points to 2.3%.

For more information on loss allowance calculations, please refer to Note 4 of our audited consolidated financial statements. The following table shows our gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2025 vs. 2024
	2025				2024							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	96,612.3	3,917.3	7,779.5	108,309.0	94,536.7	2,903.8	8,886.0	106,326.4	2.2	34.9	(12.5)	1.9

Consumer	54,227.1	3,873.8	2,355.3	60,456.2	50,756.1	4,409.4	2,562.5	57,728.0	6.8	(12.1)	(8.1)	4.7
Mortgages	20,502.2	870.3	739.2	22,111.7	17,037.9	776.9	680.1	18,494.9	20.3	12.0	8.7	19.6
Microcredit	0.5	0.0	1.0	1.5	0.8	0.0	3.6	4.4	(30.1)	(83.8)	(72.7)	(65.3)
Gross loans	171,342.1	8,661.4	10,875.0	190,878.4	162,331.5	8,090.1	12,132.1	182,553.6	5.6	7.1	(10.4)	4.6

Commercial	89.2%	3.6%	7.2%	100.0%	88.9%	2.7%	8.4%	100.0%
Consumer	89.7%	6.4%	3.9%	100.0%	87.9%	7.6%	4.4%	100.0%
Mortgages	92.7%	3.9%	3.3%	100.0%	92.1%	4.2%	3.7%	100.0%
Microcredit	35.7%	0.4%	63.9%	100.0%	17.8%	0.9%	81.3%	100.0%
Gross loans	89.8%	4.5%	5.7%	100.0%	88.9%	4.4%	6.6%	100.0%

Commercial	0.7%	5.6%	43.2%	3.9%	0.7%	6.7%	48.2%	4.9%
Consumer	2.0%	18.2%	78.8%	6.1%	2.1%	20.6%	82.5%	7.1%
Mortgages	0.4%	7.5%	48.5%	2.3%	0.3%	7.7%	48.8%	2.4%
Microcredit	2.7%	1.9%	97.3%	63.1%	7.6%	36.2%	99.6%	82.7%
Loss allowance as a percentage of gross loans per Stage	1.1%	11.4%	51.3%	4.4%	1.1%	14.4%	55.5%	5.3%

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Grupo Aval (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2025 vs. 2024		at December 31,		2025 vs. 2024
	2025	2024	#	%	2025	2024	basis points

	(in Ps billions)
Commercial	3,765.0	4,664.1	(899.1)	(19.3)	3.5%	4.4%	(91)
Consumer	1,683.8	1,971.0	(287.3)	(14.6)	2.8%	3.4%	(63)
Mortgages	828.7	762.5	66.3	8.7	3.7%	4.1%	(37)
Microcredit	1.0	3.6	(2.6)	(72.7)	63.9%	81.3%	(1,750)
Gross loans	6,278.4	7,401.2	(1,122.8)	(15.2)	3.3%	4.1%	(77)

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2025 vs. 2024		of average gross loans		2025 vs. 2024
	2025	2024	#	%	2025	2024	basis points

	(in Ps billions)
Commercial	1,917.4	1,171.3	746.1	63.7	1.8%	1.1%	67
Consumer	3,461.2	4,128.1	(666.9)	(16.2)	5.9%	7.2%	(138)
Mortgages	142.1	71.0	71.1	100.2	0.7%	0.4%	27
Microcredit	2.6	11.2	(8.5)	(76.4)	100.1%	6.5%	9,363
Total charge-offs	5,523.4	5,381.7	141.7	2.6	3.0%	3.0%	(6)

(1)	Calculated as loans past due more than 90 days divided by gross loans.

Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days increased to 134.3% in 2025 from 131.2% in 2024. Charge-offs as a percentage of average gross loans slightly decreased by 6 basis points, mainly as a result of lower charge-offs in the consumer portfolio. Recovery of charged-off financial assets increased 28.2% or Ps 162.0 billion, benefiting from the improvement in economic conditions.

Net income from commissions and fees

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Banking and other fees	2,728.6	2,625.3	103.4	3.9
Bonded warehouse services	203.8	181.8	22.0	12.1
Trust activities and portfolio management services	569.7	495.9	73.8	14.9
Pension and severance fund management	1,282.1	1,174.6	107.4	9.1
Income from commissions and fees	4,784.2	4,477.6	306.6	6.8
Expenses from commissions and fees	(1,124.2)	(1,001.6)	(122.6)	12.2
Net income from commissions and fees	3,660.0	3,476.0	184.1	5.3

Net income from commissions and fees increased 5.3% or Ps 184.1 billion in 2025. Income from commissions and fees increased 6.8% or Ps 306.6 billion, positively impacted by a 9.1% or Ps 107.4 billion increase in pension and severance fund management fees and a 3.9% or Ps 103.4 billion increase in Banking and other fees. Bonded warehouse services increased 12.1% or Ps 22.0 billion, driven by the recovery in demand for services. Fees from trust activities and portfolio management services increased 14.9% or Ps 73.8 billion amidst favorable capital market conditions, resulting in an increase in AUMs and therefore fee income.

The increase in pension and severance fund management is related to (i) higher mandatory pension fund contributions resulting from a 9.5% increase in minimum wage, which drove contribution-based fees, and (ii) strong market returns that drove AUM based fees. For more information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Pension and Severance Fund Management”.

Banking and other fees increased 3.9% or Ps 103.4 billion driven by (i) a positive performance in banking service fees due to higher commercial activity and bancassurance fees, (ii) higher advisory fees related to Aval Banca de Inversion, partially offset by (iii) lower debit and credit card fees reflecting a decrease in the number of outstanding activated credit cards.

The increase in expenses from commissions and fees was mainly driven by higher payment processor expenses and commissions paid to external salesforces.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Income from sales of goods and services	10,396.8	11,048.6	(651.8)	(5.9)
Costs and expenses of sales of goods and services	(8,309.1)	(8,571.2)	262.2	(3.1)
Gross profit from sales of goods and services	2,087.7	2,477.4	(389.6)	(15.7)

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

	Year ended December 31, 2025
	Infrastructure	Energy & Gas	Hotels	Agribusiness	Other Services	Total

	(in Ps billions)
Income from sales of goods and services	2,251.3	6,842.0	732.5	302.8	268.1	10,396.8
Costs from sales of goods and services	(758.7)	(4,568.9)	(218.7)	(255.1)	(66.4)	(5,867.9)
Personnel expenses	(40.7)	(182.6)	(98.9)	(16.9)	(445.3)	(784.4)
Administrative and other expenses	(66.4)	(465.2)	(234.3)	(39.5)	(108.2)	(913.6)
Depreciation and amortization	(103.8)	(440.9)	(16.7)	(8.4)	(25.5)	(595.3)
Expenses from commissions and fees	(2.3)	(14.9)	(7.4)	(0.7)	(28.8)	(54.0)
Allowance for impairment of receivables	0.7	(53.9)	(0.1)	(0.2)	(2.9)	(56.5)
Other expenses	(13.9)	(23.4)	—	—	—	(37.3)
Costs and expenses from sales of goods and services	(985.1)	(5,749.8)	(576.2)	(320.8)	(677.2)	(8,309.1)
Gross profit from sales of goods and services	1,266.3	1,092.2	156.4	(18.0)	(409.1)	2,087.7

	Year ended December 31, 2024
	Infrastructure	Energy & Gas	Hotels	Agribusiness	Other Services	Total

	(in Ps billions)
Income from sales of goods and services	2,950.0	6,908.9	631.2	309.9	248.5	11,048.6
Costs from sales of goods and services	(1,131.0)	(4,590.3)	(225.3)	(210.7)	(47.5)	(6,204.8)
Personnel expenses	(45.9)	(165.4)	(76.7)	(16.4)	(417.2)	(721.7)
Administrative and other expenses	(61.5)	(523.0)	(217.6)	(36.3)	(102.5)	(940.8)
Depreciation and amortization	(112.8)	(405.1)	(16.5)	(6.1)	(21.5)	(562.0)
Expenses from commissions and fees	(4.0)	(13.1)	(5.7)	(0.6)	(26.4)	(49.8)
Allowance for impairment of receivables	(0.4)	(65.2)	(0.3)	(2.5)	(2.8)	(71.2)
Other	—	(21.0)	(0.0)	—	(0.0)	(21.0)

Costs and expenses from sales of goods and services	(1,355.5)	(5,783.0)	(542.1)	(272.6)	(617.9)	(8,571.2)
Gross profit from sales of goods and services	1,594.5	1,125.9	89.1	37.3	(369.4)	2,477.4

Infrastructure companies remained the largest contributor to this line with a Ps 1,266.3 billion gross profit from sales of goods and services in 2025. This sector drove the overall performance in gross profit from sales of goods and services, with a 20.6% or Ps 328.3 billion decrease compared to 2024, mainly explained by a 23.7% or Ps 698.7 billion decrease in income that was partially offset by a 27.3% or Ps 370.5 billion decrease in costs and expenses. The decrease in income was mainly driven by lower construction income from Corficolombiana’s 4G road concessions, particularly in Covipacifico (Ancón Sur – Bolombolo).

Gross profit for energy and gas companies in 2025 was Ps 1,092.2 billion, 3.0% or Ps 33.7 billion lower than in 2024. Income decreased 1.0% or Ps 66.9 billion and costs and expenses decreased 0.6% or Ps 33.2 billion. Results from this sector decreased only slightly, in an environment of normalizing climatic conditions that resulted in lower regassification volumes compared to 2024.

Gross profit for hospitality companies in 2025 was Ps 156.4 billion, a 75.5% Ps 67.3 billion improvement compared to 2024. Income increased 16.1% or Ps 101.3 billion driven by stable occupancy, higher prices on food and rooms, and the PP&E strategy. The latter consists of separating the hotel management business from the real-estate business. By transferring PP&E in exchange for equity in private equity funds specialized in real estate asset management. Costs and expenses increased 6.3% or Ps 34.0 billion, which compares favorably to the 9.5% increase in the minimum wage for 2025.

Gross loss for agribusiness companies in 2025 was Ps 18.0 billion, 148.3% or Ps 55.3 billion less than in 2024. Income decreased 2.3% or Ps 7.1 billion and costs and expenses decreased 17.7% or Ps 48.2 billion. Operational performance varied across crop types. Palm crops delivered solid performance, driven by operational improvements and better prices. In contrast, rubber operations experienced lower production as a result of unusually heavy rainfall and adverse external price conditions. Meanwhile, rice crops recorded higher sales volumes and productivity despite lower prices.

Gross loss for other sectors was Ps 409.1 billion in 2025, mainly reflecting operating costs of other services companies (mainly call-centers) that provide Grupo Aval’s entities and third parties with call center, BPO and external sales-force services, Ps 39.7 billion more than the Ps 369.4 billion gross loss in 2024.

For a detailed analysis of the different sectors see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking” and for information related to concession arrangements rights see Note 16 of our audited consolidated financial statements.

Net trading (loss) income

Grupo Aval’s net trading income (refer to Note 29 of our audited consolidated financial statements) was Ps 1,402.0 billion in 2025, Ps 0.3 billion or 0.02% higher than in 2024, resulting from a Ps 673.7 billion increase in income from investment securities at fair value through profit or loss and partially offset by a Ps 673.4 billion decrease in net trading (loss) income from derivatives. It is worth noting that net trading (loss) income from derivatives should be analyzed in conjunction with foreign exchange gains (losses); in this sense, the performance of net trading (loss) income from derivatives was offset by a Ps 1,037.6 billion increase in foreign exchange gains (losses), net, recognized under other income as described below.

Net trading (loss) income from investment securities at fair value through profit or loss consisted of three main drivers: (i) income contributed (net of eliminations) by our banking services segment increased Ps 587.4 billion to a Ps 1,145.1 billion gain in 2025, (ii) income contributed (net of eliminations) by our merchant banking segment increased Ps 66.1 billion to a Ps 226.0 billion gain in 2025, and (iii) income contributed (net of eliminations) by our pension and severance fund management segment increased Ps 22.9 billion to a Ps 291.4 billion gain in 2025. The performance of net trading (loss) income from derivatives figures also result from higher costs of foreign currency hedging strategies compared to 2024, due to the increase in the average interest rate differential between the Colombian Peso and the US Dollar in 2025.

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

Total income from investment securities for Grupo Aval (comprised of interest income on investments in debt securities and net trading (loss) income from investment securities at FVTPL) was Ps 4,609.6 billion for 2025, 28.4% or Ps 1,019.8 billion more than in 2024. This was primarily driven by a 22.8% or Ps 10,922.8 billion increase in the average balance of total investment securities to Ps 58,882.1 billion in 2025 and by a 34 basis points increase in the average yield on total investment securities to 7.8% in 2025 up from 7.5% in 2024.

Net income from other financial instruments mandatorily at FVTPL

Net income from other financial instruments mandatorily at FVTPL reflect the fair value of certain concession arrangements entered between Promigas and the Colombian government, that meet the requirements for mandatory recognition at FVTPL and increased by Ps 272.2 billion to Ps 623.2 billion in 2025 as compared to 2024. During the year, the Ballenas - Cartagena contract was measured at fair value and implied a one-time fair value recognition of Ps 303.2 billion. However, the change from a financial asset to PP&E led to a one-time increase in deferred tax liabilities of Ps 358.8 billion.  See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Grupo Aval—Tax Expense.”

Other income

Other income increased Ps 769.6 billion to Ps 1,415.8 billion, mainly driven by a Ps 1,037.6 billion increase in foreign exchange gains (losses), net, offset by a Ps 168.0 billion decrease in Net gain (loss) on sale of debt and equity securities.

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	585.0	(452.6)	1,037.6	(229.2)
Share of profit of equity accounted investees, net of tax	350.9	378.4	(27.5)	(7.3)
Net gain (loss) on sale of debt and equity securities	(18.4)	149.6	(168.0)	(112.3)
Dividends	126.7	141.9	(15.2)	(10.7)
Gain (loss) on the sale of non-current assets held for sale	11.9	20.1	(8.2)	(40.9)
Gain on sale of property, plant and equipment	52.7	80.9	(28.2)	(34.9)
Net gain (loss) in asset valuation	71.7	27.9	43.8	157.3
Other	235.3	300.0	(64.8)	(21.6)
Other income	1,415.8	646.2	769.6	119.1

The Ps 1,037.6 billion increase in foreign exchange gains (losses), net to a Ps 585.0 billion gain should be analyzed in conjunction with net trading (loss) income from derivatives, as described above under net trading income. The net result of both activities (foreign exchange and derivatives) for 2025 was a Ps 327.2 billion gain compared to a Ps 37.0 billion loss in 2024, driven by the annual appreciation of the Colombian Peso and the favorable performance of hedging strategies relating to the non-financial sector, which are registered under foreign exchange gains (losses), net.

The Ps 27.5 billion decrease in share of profit of equity accounted investees, net of tax (equity method) was driven by (i) a  Ps 9.5 billion decline in Gases del Caribe due to the appreciation of the average exchange rate in 2025 as compared to 2024, (ii) a Ps 8.5 billion decrease in Aerocali (airport concession in Cali held through Corficolombiana), reflecting the expiration of the concession agreement and the termination of operations in August 2025, after he completion of the 25‑year concession term, and (iii) a Ps 7.5 billion decrease from ACH due to pricing adjustments for certain services.

The Ps 168.0 billion decrease in net gain on sale of debt and equity securities to a Ps 18.4 billion loss was explained by the recognition of losses in the second quarter of the year, given the participation in sovereign debt exchanges extended by the Ministry of Finance’s Public Credit. These exchanges enabled yields to reprice upward, despite the upfront realization of losses, with break-evens shorter than a year.

The Ps 15.2 billion decrease in dividends was driven by lower dividend income from Grupo Energía de Bogotá (GEB), Mineros and Sociedad Aeroportuaria de la Costa.

During 2025, our subsidiaries continued their PP&E structure optimization program, although at a lower volume compared to the previous year, by transferring some non-strategic property, plant and equipment in exchange for equity in private equity funds specialized in real estate asset management (NEXUS Real Estate Capital Funds), some of which were part of sale and lease operations. As such, we recorded a Ps 28.2 billion decrease in gain on the sale of property, plant and equipment to Ps 52.7 billion (as fair value of derecognized PP&E was higher than book value). The Ps 43.8 billion increase in net gain in asset valuation is related to the increase in the fair value of investment properties, reflecting other real estate owned (OREOs) received by Banco de Occidente and Banco Popular.

Other expenses

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Personnel expenses	(3,231.9)	(3,022.2)	(209.8)	6.9
Administrative and other expenses	(4,697.2)	(4,292.2)	(405.0)	9.4
Depreciation and amortization	(770.4)	(674.2)	(96.2)	14.3
Impairment loss on other assets	(2.7)	(4.9)	2.2	(45.3)
Losses from sales of non-current assets held for sale	(2.5)	(2.1)	(0.5)	23.0
Other	(195.1)	(129.9)	(65.1)	50.1
Other expenses	(8,899.9)	(8,125.5)	(774.4)	9.5

In 2025 other expenses increased 9.5% or Ps 774.4 billion, mainly due to a 9.4% or Ps 405.0 billion increase in administrative and other expenses and a 6.9% or Ps 209.8 billion increase in personnel expenses. Growth in personnel expenses resulted from a 6.8% or Ps 198.1 billion increase in salaries and employee benefits, in addition to a 12.0% or Ps 11.6 billion increase in labor severances and bonus plan payments. For reference, the minimum wage in Colombia increased by 9.5% in 2025.

Administrative and other expenses increased 9.4% or Ps 405.0 billion, driven by (i) a 15.4% or Ps 55.2 billion increase in maintenance and repair expenses, (ii) a 20.4% or Ps 53.5 billion increase in marketing expenses relating to brand positioning efforts for our banks, which returned to historical levels after being subdued for years to help mitigate NIM and cost of risk pressures in prior periods,(iii) a 6.9% or Ps 74.5 billion increase in operating taxes, primarily reflecting a normalization relative to 2024, and (iv) a 32.3% or Ps 17.3 billion increase in consulting and legal fees. The remaining expenses increased 8.1% or Ps 200.4 billion driven by higher IT investments and affiliations and contributions expenses.

Depreciation and amortization expenses increased 14.3% or Ps 96.2 billion due to the entry into operations of projects that are accounted under “Other intangible assets” in the consolidated statements of financial position.

The ratio of other expenses as a percentage of average assets reached 2.6% in 2025, same as for 2024. Cost to income efficiency ratio was 52.2% in 2025, 101 basis points lower as compared to 53.2% in 2024, given that Grupo Aval’s other expenses increased by 9.5% and its total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading (loss) income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income) increased by 11.7%.

Tax expense

Income tax expense for Grupo Aval increased by 52.1% or Ps 490.7 billion, to Ps 1432.7 billion in 2025. This was mainly driven the remeasurement of deferred tax liabilities related to the Ballenas - Cartagena gas transportation pipeline had an one-time effect of Ps 359 billion. See Item 5. Operating and Financial Review and Prospects—A. Operating results—Grupo Aval— Net income from other financial instruments mandatorily at FVTPL.

Grupo Aval’s income tax expense divided by net income before income tax expense excluding dividends and share of profit of equity accounted investees, net of tax (as they are non-taxable income), was 34.6% in 2025 and 36.4% in 2024. For more information on income tax expense, please refer to Note 19 of our audited consolidated financial statements.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased 26.9%, or Ps 316.9 billion, to Ps 1,493.3 billion in 2025 compared to 2024. The ratio of net income attributable to non-controlling interest to net income decreased to 46.3% in 2025 from 53.6% in 2024. The decrease in this ratio is mainly attributable to a change in the mix of our segment’s contribution to net income driven by (i) a higher contribution to net income from our banking services segment, and (ii) a higher contribution from our pension and severance fund management segment, of which 24.2% is non-controlling interest.

Net income for the period from discontinued operations, net of tax

Net income for the period from discontinued operations, net of tax, reflects the reclassification of line items associated with Multifinancial Group (MFG) in anticipation of its disposal in 2026, and grew 3.8% or Ps 0.7 billion in 2025 to Ps. 18.4 billion.

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

Banking Services

Overview

Net income for the year ended December 31, 2025 was Ps 1,969.7 billion, increasing 74.1% or Ps 838.5 billion compared to the year ended December 31, 2024. Net income from continuing operations was Ps 1,943.1 billion, increasing 75.8% or Ps 837.5 billion compared to 2024.

	Banking Services
	For the year ended		Change 2025 vs
	December 31,		2024
	2025	2024	#	%

	(in Ps billions)
Total interest income	24,825.7	25,860.6	(1,034.9)	(4.0)
Total interest expense	(15,408.3)	(17,097.8)	1,689.5	(9.9)
Net interest income	9,417.4	8,762.8	654.6	7.5
Impairment loss on loans and other accounts receivable	(4,206.7)	(4,552.8)	346.1	(7.6)
Impairment (loss) recovery on other financial assets	(10.1)	(4.9)	(5.3)	108.2
Recovery of charged-off financial assets	730.0	569.8	160.2	28.1
Net impairment loss on financial assets	(3,486.9)	(3,987.9)	501.0	(12.6)
Net interest income, after impairment losses	5,930.5	4,774.9	1,155.6	24.2
Net income from commissions and fees	2,505.7	2,404.0	101.8	4.2
Gross loss from sales of goods and services	(398.5)	(358.9)	(39.6)	11.0
Net income (loss) trading	1,051.9	794.9	257.1	32.3
Other income	1,330.6	1,124.5	206.2	18.3
Other expenses	(8,316.8)	(7,658.7)	(658.2)	8.6
Net income before tax expense	2,103.5	1,080.6	1,022.9	94.7
Income tax (expense) recovery	(160.4)	24.9	(185.4)	(743.1)
Net income from continuing operations	1,943.1	1,105.6	837.5	75.8
Net income from discontinued operations, net of tax	26.6	25.7	1.0	3.8
Net income for the year	1,969.7	1,131.2	838.5	74.1

Net interest income

Net interest income increased 7.5% or Ps 654.6 billion to Ps 9,417.4 billion in 2025. The net interest margin increased 4 bps to 4.4% in 2025 compared to the 4.3% of 2024, as the reduction in the average yield on interest-earning assets was offset by a corresponding decline in the average rate paid on interest-bearing liabilities, both reflecting the continued transmission of the monetary policy easing cycle throughout 2024; however, the Central Bank’s interest rate and cost of funds remains high compared to historical levels.

Total interest income decreased 4.0% or Ps 1,034.9 billion, driven by a 126-basis points reduction in the average yield of interest-earning assets to 11.5%, that was partially offset by a 6.5% or Ps 13,206.3 billion increase in the average balance of interest-earning assets. Total interest expense decreased 9.9% or Ps 1,689.5 billion, more than total interest income, resulting from a 155-basis points contraction in interest rates paid on interest-bearing liabilities to 7.1%, partially offset by a 9.7% or Ps 19,109.7 billion increase in the average balance of interest-bearing liabilities.

The 126-basis points reduction in the average yield on interest-earning assets and the 155-basis points reduction in the average rate paid on interest-bearing liabilities in 2025 were in line with a 205 basis points decrease in the average Central Bank rate. Interest-earning assets and interest-bearing liabilities continued pricing-in the accumulated 400 basis points of Central Bank easing cycle executed between the beginning of December, 2023 and April, 2025. In 2025 the Central Bank rate cut its reference rate by 25 basis points in April, from 9.50% to 9.25% and kept it unchanged throughout the year.

The segment’s banking book profile drove the expansion of the interest spread between the average yield on gross loans and the average rate paid on interest-bearing liabilities, which expanded by 27 basis points to 4.8%. Net interest margin increased 4 basis points to 4.4%. The gradual repricing of assets and liabilities reflecting both the pass-through of lower reference rates on variable-rate instruments and the rollover of fixed-rate instruments at current market rates. The main drivers impacting interest-earning assets and interest-bearing liabilities during 2025, are as described under Grupo Aval’s analysis.

During the first half of the year, the segment pursued an active funding strategy that sought to capture the benefits of falling rate in the average cost of interest-bearing liabilities. During the second half of the year, the shift focused toward reducing balance sheet sensitivity (see Note 4.1.4 to our consolidated financial statements) as the outlook for lower Central Bank rates became less likely and hawkish pressures began to arise. Our banks focused on (i) increasing the share of deposits from individuals and low-cost transactional deposits to overall deposits, (ii) extending term-deposit tenures, and (iii) deploying hedging instruments to swap variable-rate deposits cashflows to fixed-rate, benefitting from specific market opportunities available during the third quarter of the year.

Average balance of interest-earning assets				Net interest margin for		Net interest income for the
for the year ended December 31,		Change, 2025 vs. 2024		the year ended December 31,		year ended December 31,		Change, 2025 vs. 2024
2025	2024	#	%	2025	2024	2025	2024	#	%

(in Ps billions)						(in Ps billions)
215,733.5	202,527.2	13,206.3	6.5	4.4%	4.3%	9,417.4	8,762.8	654.6	7.5

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

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2025
	year ended December 31,		Change, 2025 vs. 2024		year ended December 31,		year ended December 31,		due to changes in			vs. 2024
	2025	2024	#	%	2025	2024	2025	2024	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	106,157.0	103,003.1	3,153.9	3.1	10.7%	12.4%	11,349.8	12,822.5	337.2	(1,809.9)	(1,472.7)	(11.5)
Consumer	57,881.4	55,962.0	1,919.3	3.4	14.7%	15.3%	8,521.3	8,567.2	282.6	(328.5)	(45.9)	(0.5)
Mortgages	20,345.1	16,602.9	3,742.2	22.5	10.3%	10.5%	2,097.6	1,750.2	385.8	(38.4)	347.4	19.8
Microcredit	2.6	173.5	(170.8)	(98.5)	9.2%	28.1%	0.2	48.7	(15.8)	(32.7)	(48.5)	(99.5)
Gross loans	184,386.1	175,741.5	8,644.6	4.9	11.9%	13.2%	21,969.0	23,188.7	1,030.0	(2,249.6)	(1,219.6)	(5.3)
Interbank and overnight funds	1,111.6	338.1	773.5	228.8	42.7%	175.6%	475.0	593.6	330.5	(449.1)	(118.6)	(20.0)
Total gross loans	185,497.7	176,079.6	9,418.1	5.3	12.1%	13.5%	22,444.0	23,782.2	1,139.5	(2,477.7)	(1,338.2)	(5.6)
Investments in debt securities	30,235.8	26,447.6	3,788.2	14.3	7.9%	7.9%	2,381.7	2,078.4	298.4	4.9	303.3	14.6
Total interest-earning assets	215,733.5	202,527.2	13,206.3	6.5	11.5%	12.8%	24,825.7	25,860.6	1,519.7	(2,554.6)	(1,034.9)	(4.0)

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2025
	year ended December 31,		Change, 2025 vs. 2024		year ended December 31,		year ended December 31,		due to changes in			vs. 2024
	2025	2024	#	%	2025	2024	2025	2024	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Checking accounts	5,772.4	4,943.6	828.7	16.8	4.1%	5.3%	(239.0)	(261.3)	(34.3)	56.6	22.3	(8.5)
Time deposits	84,504.6	75,476.1	9,028.5	12.0	9.0%	10.7%	(7,627.9)	(8,057.5)	(815.0)	1,244.5	429.6	(5.3)
Savings accounts	83,772.9	77,039.4	6,733.5	8.7	5.3%	6.9%	(4,437.7)	(5,346.8)	(356.7)	1,265.7	909.0	(17.0)

Total interest-bearing deposits	174,049.9	157,459.2	16,590.7	10.5	7.1%	8.7%	(12,304.7)	(13,665.6)	(1,172.9)	2,533.8	1,360.9	(10.0)
Interbank borrowings and overnight funds	14,923.0	12,059.8	2,863.2	23.7	8.1%	10.2%	(1,205.2)	(1,224.5)	(231.2)	250.6	19.3	(1.6)
Borrowings from banks and others	15,084.0	14,816.3	267.6	1.8	6.7%	8.1%	(1,005.5)	(1,205.0)	(17.8)	217.3	199.5	(16.6)
Bonds issued	12,131.0	12,742.9	(611.8)	(4.8)	7.4%	7.9%	(892.9)	(1,002.7)	45.0	64.7	109.8	(10.9)
Other funding	42,138.0	39,619.0	2,519.0	6.4	7.4%	8.7%	(3,103.6)	(3,432.2)	(185.5)	514.1	328.6	(9.6)
Total interest-bearing liabilities	216,187.9	197,078.2	19,109.7	9.7	7.1%	8.7%	(15,408.3)	(17,097.8)	(1,362.0)	3,051.5	1,689.5	(9.9)

Average balance of gross loans increased 4.9% or Ps 8,644.6 billion in 2025 and the average yield was 11.9%, 128 basis points lower than in 2024. U.S. dollar denominated loans, which represent 7.6% of our loan portfolio, were negatively affected by an annual 0.5% appreciation in the average exchange rate.

Peso denominated loans grew 6.2% year-over-year on average balances; commercial loans grew 5.6%, consumer loans grew 3.3%, mortgage loans grew 20.3%. Microcredit loans continued to wind down following Banco de Bogotá’s exit from this segment in 2024, with the average balance decreasing 98.2% or Ps 144.8 billion, for further detail see “Item 4. Information on the Company—B. Business overview—Our operations”. As for U.S. dollar denominated loans in U.S. dollar terms, year-over-year decreased 2.3% for average balances, driven by commercial loans.

The average Central Bank rate in Colombia decreased by 205 basis points to 9.3% in 2025 from 11.4% in 2024. Given that 81.8% of the segment’s commercial loans are variable rate, mostly referenced to the 1-month, 3-month or 6-month inter-bank rate (IBR), average yield on commercial loans decreased 176 basis points to 10.7%, slightly below the 205 basis points decrease in the average Central Bank rate. On the other hand, 98.0% of the segment’s consumer loans are fixed rate and 17.6% of outstanding balances at December 31, 2024 were set to contractually mature in 2025, excluding early repayments; consequently, the average yield on consumer loans priced in a small portion of the reduction in reference rates in 2025, decreasing 59 basis points. Regarding the segment’s mortgages, 97.6% of the closing balance is at fixed rate and average yield decreased 23 basis points. For an analysis regarding external factors affecting the average yield on loans see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Grupo Aval”.

The average balance of interest-earning investments in debt securities increased 14.3% or Ps 3,788.2 billion reflecting continued deployment of liquidity into fixed-income instruments. The Colombian sovereign yield curve (TES) deteriorated as fiscal pressures mounted, and macroeconomic projections pointed to an easing interest rate cycle. In this context, our banks increased  the average yield for interest-earning investments in debt securities 2 basis points. Additionally, the average balance of interbank and overnight funds increased 228.8% or Ps 773.5 billion, reflecting excess liquidity generated by interest-bearing growth exceeding that of gross loans.

Finally, average funding rates continued to decline, in line with the reduction in the average Central Bank policy rate in 2025. In addition, the average rates paid on interest-bearing liabilities improved due active efforts to optimize the funding mix toward lower-cost retail and transactional deposits. The end of period balance of interest-bearing liabilities increased 11.0% or Ps 22,510.1 billion, mainly driven by growth in customer deposits, including a 12.0% increase in time deposits and a 12.3% increase in savings accounts. Similarly, the average balance of interest-bearing liabilities increased 9.7% or Ps 19,109.7 billion, driven by a 8.7% or Ps 6,733.5 billion increase in saving deposits and a 12.0% or Ps 9,028.5 billion increase in time deposits. As a result, the average rate paid on interest-bearing liabilities decreased 155 basis to 7.1%.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Impairment loss on loans and other accounts receivable	(4,206.7)	(4,552.8)	346.1	(7.6)
Impairment (loss) recovery on other financial assets	(10.1)	(4.9)	(5.3)	108.2
Recovery of charged-off financial assets	730.0	569.8	160.2	28.1
Net impairment loss on financial assets	(3,486.9)	(3,987.9)	501.0	(12.6)

Net impairment loss on financial assets decreased 12.6% or Ps 501.0 billion to Ps 3,486.9 billion, resulting from lower impairment losses and higher recoveries of charged-off financial assets.

Impairment loss on loans and other accounts receivable decreased 7.6% or Ps 346.1 billion to Ps 4,206.7 billion, driven by a 19.8% or Ps 737.4 billion reduction in consumer loan impairment losses, reflecting continued improvement in asset quality. For more information regarding risk management please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

In addition, recovery of charged-off financial assets increased 28.1% or Ps 160.2 billion to Ps 730.0 billion, due to the drivers discussed under Grupo Aval’s analysis.

The following table provides detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net. For more information on the calculation methodology please refer to “Item 3. Key Information—A. Selected Financial Data”.

	Impairment loss on loans and other accounts receivable				Cost of risk for the		Change,	Cost of risk, net for the		Change,
	Year ended December 31,		Change, 2025 vs. 2024		year ended December 31,		2025 vs. 2024	year ended December 31,		2025 vs. 2024
	2025	2024	#	%	2025	2024	basis points	2025	2024	basis points

	(in Ps billions)
Commercial	(953.1)	(694.8)	(258.3)	37.2	0.9%	0.7%	22	0.7%	0.6%	14
Consumer	(2,984.8)	(3,722.2)	737.4	(19.8)	5.2%	6.7%	(149)	4.2%	5.8%	(158)
Mortgage	(175.9)	(133.9)	(42.0)	31.4	0.9%	0.8%	6	0.8%	0.8%	7
Microcredit	0.1	10.9	(10.8)	(99.2)	(3.4)%	(6.3)%	288	(79.8)%	(7.7)%	(7,202)
Gross loans	(4,113.8)	(4,540.0)	426.2	(9.4)	2.2%	2.6%	(35)	1.8%	2.3%	(42)
Interbank and overnight funds	0.6	(0.8)	1.4	(183.6)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total gross loans	(4,113.1)	(4,539.2)	426.1	(9.4)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other accounts receivable	(93.6)	(13.6)	(80.0)	588.2	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(4,206.7)	(4,552.8)	346.1	(7.6)	2.3%	2.6%	(31)	1.9%	2.3%	(38)

Cost of risk, net decreased 38 basis points to 1.9% in 2025, driven by a 158 basis points decrease in cost of risk, net of consumer loans to 4.2% that was partially offset by a 14 basis points increase in cost of risk, net of commercial loans to 0.7%. The reduction in impairment losses for consumer loans was driven by an improvement in the asset quality across all consumer segments, mainly in personal loans and credit cards, which have higher PDs than other secured products such as payroll loans and automobile loans and leases.

The continued improvement in asset quality is evidenced by the reduction in Stage 2 loans of gross consumer loans to 6.3% from 7.4% and a decrease in Stage 3 of gross consumer loans to 3.8% from 4.4%.This improvement in asset quality enabled credit card classified as Stage 1 to increase to 88.3% in 2025 from 85.5% in 2024, while personal loans classified as Stage 1 increased to 86.2% from 81.3%. As a result of better asset quality, the coverage ratio (loss allowance as a percentage of gross loans) for the consumer loan portfolio decreased to 6.0% in 2025 from 7.1% in 2024, given that Stage 1 loans have lower coverage ratios as they have lower probabilities of default.

For commercial loans, Stage 3 loans decreased to 7.2% from 8.4% of gross commercial loans, while Stage 2 loans increased to 3.6% from 2.7%, reflecting some deterioration within the commercial portfolio, as evidenced by a higher cost of risk, net. Mortgage loans continued to perform well, with Stage 1 loans increasing to 92.7% from 92.1% of gross mortgage loans.

Overall gross loans classified as Stage 1 increased to 89.9% in 2025 from 89.0% in 2024, Stage 2 loans increased modestly to 4.5% from 4.4%, and Stage 3 loans improved to 5.7% from 6.7%, reflecting the overall improvement in portfolio quality. The total loss allowance as a percentage of gross loans decreased to 4.4% in 2025 from 5.3% in 2024.

The following table shows the banking services segment’s gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with a low loss allowance due to their characteristics and short-term nature).

	At December 31,								Change, 2025 vs. 2024
	2025				2024							Gross
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	loans

	(in Ps billions)%
Commercial	97,007.8	3,930.8	7,779.5	108,718.1	94,065.9	2,903.8	8,886.0	105,855.6	3.1	35.4	(12.5)	2.7
Consumer	53,328.8	3,712.6	2,251.9	59,293.2	49,953.2	4,197.5	2,505.9	56,656.7	6.8	(11.6)	(10.1)	4.7
Mortgages	20,484.6	870.3	739.2	22,094.2	17,011.2	776.9	680.1	18,468.2	20.4	12.0	8.7	19.6
Microcredit	0.5	0.0	1.0	1.5	0.8	0.0	3.6	4.4	(30.0)	(82.1)	(72.7)	(65.3)
Gross loans	170,821.8	8,513.7	10,771.5	190,107.0	161,031.1	7,878.2	12,075.5	180,984.8	6.1	8.1	(10.8)	5.0

Commercial	89.2%	3.6%	7.2%	100.0%	88.9%	2.7%	8.4%	100.0%
Consumer	89.9%	6.3%	3.8%	100.0%	88.2%	7.4%	4.4%	100.0%
Mortgages	92.7%	3.9%	3.3%	100.0%	92.1%	4.2%	3.7%	100.0%
Microcredit	35.7%	0.5%	63.9%	100.0%	17.7%	0.9%	81.4%	100.0%
Gross loans	89.9%	4.5%	5.7%	100.0%	89.0%	4.4%	6.7%	100.0%

Commercial	0.7%	5.6%	43.2%	3.9%	0.7%	6.7%	48.2%	4.9%
Consumer	2.1%	18.3%	79.6%	6.0%	2.1%	20.9%	82.5%	7.1%
Mortgages	0.4%	7.5%	48.5%	2.3%	0.3%	7.7%	48.8%	2.4%
Microcredit	2.5%	15.2%	97.3%	63.1%	7.3%	29.6%	99.7%	82.7%
Loss allowance as a percentage of gross loans per Stage	1.1%	11.3%	51.2%	4.4%	1.1%	14.4%	55.3%	5.3%

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

	Loans at least 91 days past due				Delinquency ratio (1)		Change,
	At December 31,		Change, 2025 vs. 2024		at December 31,		2025 vs. 2024
	2025	2024	#	%	2025	2024	basis points

	(in Ps billions)
Commercial	3,765.0	4,664.1	(899.1)	(19.3)	3.5%	4.4%	(94)
Consumer	1,652.8	1,940.7	(287.9)	(14.8)	2.8%	3.4%	(64)
Mortgages	828.7	762.5	66.3	8.7	3.8%	4.1%	(38)
Microcredit	1.0	3.6	(2.6)	(72.7)	63.9%	81.4%	(1,752)

Gross loans	6,247.4	7,370.8	(1,123.4)	(15.2)	3.3%	4.1%	(79)

	Charge-offs				Charge-offs as a percentage		Change,
	At December 31,		Change, 2025 vs. 2024		of average gross loans		2025 vs. 2024
	2025	2024	#	%	2025	2024	basis points

	(in Ps billions)
Commercial	1,917.4	1,171.3	746.1	63.7	1.8%	1.1%	67
Consumer	3,417.1	4,101.3	(684.2)	(16.7)	5.9%	7.3%	(143)
Mortgages	142.1	71.0	71.1	100.2	0.7%	0.4%	27
Microcredit	2.6	11.2	(8.5)	(76.4)	100.1%	6.5%	9,363
Total charge-offs	5,479.3	5,354.8	124.5	2.3	3.0%	3.0%	(8)

(1) Calculated as loans past due more than 90 days divided by gross loans.

The delinquency ratio for gross loans improved 79 basis points to 3.3% in 2025. Consumer loans improved 64 basis points to 2.8% and commercial loans improved 94 basis points to 3.5%, reflecting a stronger  economic growth and the effect of a tighter underwriting policy. Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days, was 133.4% in 2025 and 130.5% in 2024, in line with an improvement in delinquency metrics. Charge-offs as a percentage of average gross loans decreased 8 basis points to 3.0% in 2025, mainly as a result of lower charge-offs in the consumer portfolio that were partially offset by higher charge-offs in the commercial portfolio.

Net income from commissions and fees

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Banking and other fees	2,755.5	2,649.5	105.9	4.0
Bonded warehouse services	204.7	182.9	21.9	12.0
Trust activities and portfolio management services	571.9	496.0	75.8	15.3
Pension and severance fund management	0.6	0.7	(0.0)	(7.4)
Income from commissions and fees	3,532.6	3,329.1	203.6	6.1
Expenses from commissions and fees	(1,026.9)	(925.1)	(101.8)	11.0
Net income from commissions and fees	2,505.7	2,404.0	101.8	4.2

Net income from commissions and fees increased 4.2% or Ps 101.8 billion. Income from commissions and fees grew 6.1% or Ps 203.6 billion, driven by a a 4.0% or Ps 105.9 billion increase in banking and other fees, a 15.3% or Ps 75.8 billion increase in trust activities and portfolio management services, and a 12.0% or Ps 21.9 billion increase in bonded warehouse services. Expenses from commissions and fees increased 11.0% or Ps 101.8 billion, driven by higher payment processor expenses and commissions paid to external salesforces.

Banking and other fees’ performance was driven by a 7.8% or Ps 127.9 billion increase in banking service fees reflecting higher commercial activity and bancassurance fees, an increase in income from merchant acquiring and higher advisory fees related to Aval Banca de Inversión, See Item 4 – Our Operations – Investment Banking, partially offset by lower debit and credit card fees reflecting a decrease in the number of outstanding activated credit cards.

Bonded warehouse services increased 12.0% or Ps 21.9 billion, driven by the recovery in demand for services. Growth in trust activities and portfolio management services was driven by favorable capital market conditions and client acquisition efforts, resulting in an increase in AUMs and therefore fee income.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Income from sales of goods and services	136.3	132.0	4.3	3.3
Costs and expenses of sales of goods and services	(534.8)	(490.9)	(43.9)	8.9
Gross loss from sales of goods and services	(398.5)	(358.9)	(39.6)	11.0

Gross loss from sales of goods and services increased by Ps 39.6 billion to a gross loss of Ps 398.5 billion in 2025. The gross loss from sales of goods and services results from services provided by the non-financial subsidiaries of Banco de Bogotá and Banco de Occidente to the segment’s businesses, for which income is eliminated in the consolidation process. This reflects the non-financial results of Megalinea and Nexa BPO.

Income from sales of goods and services increased 3.3% or Ps 4.3 billion to Ps 136.3 billion in 2025. Costs and expenses of sales of goods and services increased 8.9% or Ps 43.9 billion to Ps 534.8 billion in 2025, this increase resulted from higher personnel and administrative expenses.

Net trading (loss) income

Net trading income for 2025 was Ps 1,051.9 billion, Ps 257.1 billion or 32.3% higher than the Ps 794.9 billion recorded in 2024, resulting from a Ps 330.3 billion decrease in income from derivatives and offset by a Ps 587.4 billion increase in net trading income from investment securities. The performance of foreign exchange gains (losses), net, recognized under other income, increased Ps 276.5 billion during the year, and partially offsets the performance of income from derivatives. Net trading income from derivatives should be analyzed in conjunction with foreign exchange gains (losses), recognized under other income as described below. The performance of net trading (loss) income from derivatives figures also result from higher costs of foreign currency hedging strategies compared to 2024, due to the increase in the average interest rate differential between the Colombian Peso and the US dollar in 2025.

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

Total income from investment securities (comprised of interest income on investments in debt securities and net trading (loss) income from investment securities at FVTPL) was Ps 3,526.8 billion for 2025, 33.8% or Ps 890.7 billion more than in 2024. This was mainly driven by an increase of Ps 9,104.3 billion in the average balance of investment securities, resulting in a Ps 706.8 billion growth in income; and by a 51 basis points increase in the average yield on total investment securities, primarily investment securities at FVTPL, which resulted in a Ps 184.0 billion increase in interest income.

Other income

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	173.9	(102.6)	276.5	(269.5)
Share of profit of equity accounted investees, net of tax	808.6	679.5	129.1	19.0
Net gain (loss) on sale of debt and equity securities	(17.3)	84.9	(102.2)	(120.3)
Dividends	8.8	7.3	1.5	20.3
Gain (loss) on the sale of non-current assets held for sale	11.9	20.1	(8.2)	(40.9)
Gain on sale of property, plant and equipment	52.7	81.0	(28.3)	(35.0)
Net gain (loss) in asset valuation	46.5	19.2	27.3	142.0
Other	245.5	335.1	(89.6)	(26.7)
Other income	1,330.6	1,124.5	206.2	18.3

Other income increased 18.3% or Ps 206.2 billion, mainly driven by a Ps 276.5 billion increase in foreign exchange gains, a Ps 129.1 billion increase in share of profit of equity accounted investees, net of tax, and a Ps 102.2 billion reduction in net gain (loss) on sale of debt and equity securities. Foreign exchange gains should be analyzed together with net trading results from derivatives. The combined net result from foreign exchange and derivatives activities totaled Ps 80.8 billion in 2025 compared to Ps 134.6 billion in 2024. This performance was supported by the 14.8% appreciation of the Colombian peso during the year.

The Ps 129.1 billion increase in share of profit of equity accounted investees, net of tax (equity method) was driven by the increase in Corficolombiana’s and Porvenir net income. For more information on the performance of the segments under which these companies are reported refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Pension and Severance Fund Management” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management Discussion and Analysis of Operating Segments—Merchant Banking”.

The Ps 17.3 billion loss on sale of debt and equity securities was explained by the realization of unrealized gains in the second quarter of the year, given the participation in sovereign debt exchanges extended by the Ministry of Finance’s Public Credit. These exchanges enabled yields to reprice upward, despite the upfront realization of losses, with break-evens shorter than a year.

During 2025, our subsidiaries continued their PP&E structure optimization program, although at a lower volume compared to the previous year, by transferring some non-strategic property, plant and equipment in exchange for equity in private equity funds specialized in real estate asset management (NEXUS Real Estate Capital Funds), some of which were part of sale and lease operations. As such, we recorded a Ps 28.3 billion decrease in gain on the sale of property, plant and equipment. The Ps 27.3 billion increase in net gain in asset valuation is related to the increase in the fair value of investment properties, reflecting OREOs received by Banco de Occidente and Banco Popular.

Other expenses

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Personnel expenses	(2,894.8)	(2,706.1)	(188.6)	7.0
Administrative and other expenses	(4,508.2)	(4,174.6)	(333.5)	8.0
Depreciation and amortization	(739.0)	(645.2)	(93.8)	14.5
Impairment loss on other assets	(1.7)	(4.8)	3.1	(63.9)
Losses from sales of non-current assets held for sale	(2.5)	(2.1)	(0.5)	23.0
Other	(170.6)	(125.8)	(44.8)	35.6
Other expenses	(8,316.8)	(7,658.7)	(658.2)	8.6

Other expenses increased 8.6% or Ps 658.2 billion to Ps 8,316.8 billion. Administrative and other expenses increased 8.0% or Ps 333.5 billion over the year. Operating taxes increased 7.7% or Ps 77.7 billion. Marketing expenses increased 21.9% or Ps 52.1 billion, driven by a recovery to normalized levels of investment in brand positioning and commercial initiatives. The remaining expenses increased 7.0% or Ps 203.7 billion driven by higher operational costs, IT investments and maintenance expenses.

The 7.0% or Ps 188.6 billion increase in personnel expenses resulted from (i) a 7.0% or Ps 182.7 billion increase in salaries and employee benefits and (ii) a 6.7% or Ps 6.0 billion increase in labor severances and bonus plan payments due to increased commercial activity of our banks in 2025.

Depreciation and amortization expenses increased 14.5% or Ps 93.8 billion due to the entry into operations of projects that are accounted under “Other intangible assets” in the consolidated statements of financial position and other expenses increased by 35.6% or Ps 44.8 billion. Given that total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading (loss) income and other income) increased by 9.3%, the cost to income efficiency ratio decreased 37 basis points to 59.8% in 2025 from 60.2% in 2024. The ratio of other expenses as a percentage of average assets, increased 2 basis points an remained stable at 2.9% in 2025 and in 2024.

Tax (expense) recovery

Income tax expense was Ps 160.4 billion in 2025, compared to a tax recovery of Ps 24.9 billion in 2024, a change of 185.4 billion. This was driven by a lower use of deductions from nontaxable income in 2025 compared to 2024 and an increase pre-tax profit from our banking operations.  Deferred taxes recovery in 2024 reached Ps 131.8 billion compared with Ps 92.2 billion deferred taxes expense.

Net income for the period from discontinued operations, net of tax

Net income for the period from discontinued operations, net of tax, reflects the reclassification of line items associated with Multifinancial Group (MFG) in anticipation of its disposal in 2026, and grew 3.8% or Ps 1.0 billion in 2025 to Ps. 26.6 billion. During 2Q25, the segment recorded a positive impact of Ps 136.7 billion resulting from the recovery of purchase price adjustments related to arbitration proceedings. In 4Q25 the segment recorded an impairment of MFH’s investment in MFG, to adjust the carrying value of its investment to the agreed sale price, which resulted in a negative impact of Ps 144.0 billion.

Merchant Banking

Overview

Net income for the year ended December 31, 2025 was Ps 1,173.7 billion, increasing 34.7% or Ps 302.5 billion compared to the year ended December 31, 2024. The following discussion describes the main drivers of our merchant banking segment’s results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024.

	Merchant Banking
	For the year ended		Change 2025 vs
	December 31,		2024
	2025	2024	#	%

	(in Ps billions)
Total interest income	1,121.3	1,110.3	11.0	1.0
Total interest expense	(2,736.6)	(3,020.3)	283.7	(9.4)
Net interest income (expense)	(1,615.3)	(1,910.0)	294.7	(15.4)
Impairment loss on loans and other accounts receivable	(58.0)	(57.6)	(0.4)	0.7
Impairment (loss) recovery on other financial assets	(2.2)	(0.8)	(1.3)	164.0
Recovery of charged-off financial assets	6.3	4.5	1.8	39.9
Net impairment loss on financial assets	(53.9)	(53.9)	0.1	(0.1)
Net interest income, after impairment losses	(1,669.2)	(1,964.0)	294.8	(15.0)
Net income from commissions and fees	(9.4)	21.8	(31.1)	(143.1)
Gross profit from sales of goods and services	2,506.0	2,851.5	(345.5)	(12.1)
Net trading income	54.5	350.4	(295.9)	(84.4)
Net income from other financial instruments mandatorily at fair value through profit or loss	623.2	350.9	272.2	77.6
Other income	889.7	177.2	712.5	402.0
Other expenses	(265.2)	(255.4)	(9.8)	3.8
Net income before tax expense	2,129.6	1,532.3	597.2	39.0
Income tax expense	(955.8)	(661.1)	(294.7)	44.6
Net income for the year	1,173.7	871.2	302.5	34.7

Net interest income (expense)

Net interest expense was Ps 1,615.3 billion and Ps 1,910.0 billion in 2025 and 2024, respectively. Net interest expenses are mainly the result of interest-bearing liabilities surpassing interest-earning assets by Ps 25,070.7 billion and Ps 23,849.6 billion in 2025 and 2024, respectively. The decrease of 15.4% or Ps 294.7 billion in net interest expense is mainly explained by lower funding costs in 2025.

Net interest expense of the segment’s financial businesses decreased to Ps 946.3 billion, 19.5% or Ps 228.6 billion more than in 2024. In addition, net interest expense of the segment’s non-financial businesses decreased to Ps 669.0 billion, 9.0% or Ps 66.2 billion lower than in 2024.

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

The segment’s infrastructure business that had been constructing over 11 years and are approaching the operation phase has accumulated debt and this funding volumes reached an all-time high in 2025. Nevertheless, the moderation of inflation and the consequent decrease in average interest rates during the year allowed the reduction in interest expense.

Average balance of interest-earning assets		Net interest margin for	Net interest income for the
for the year ended December 31,	Change, 2025 vs. 2024	the year ended December 31,	year ended December 31,	Change, 2025 vs. 2024

2025	2024	#	%	2025	2024	2025	2024	#	%

(in Ps billions)						(in Ps billions)
6,373.4	6,251.8	121.6	1.9	(25.3)%	(30.6)%	(1,615.3)	(1,910.0)	294.7	(15.4)

The following tables show: (i) the average balance, average yield and interest income on interest-earning assets with an analysis of impacts derived from changes in the average balance and the average yield, per type of interest-earning asset; interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature and (ii) the average balance, average rate paid and interest expense on interest-bearing liabilities with an analysis of impacts derived from changes in the average balance and the average rate, per type of interest-bearing liabilities..

(i)	Average balance for the				Average yield for the		Interest income for the		Impact on interest income			Change, 2025
	year ended December 31,		Change, 2025 vs. 2024		year ended December 31,		year ended December 31,		due to changes in			vs. 2024
	2025	2024	#	%	2025	2024	2025	2024	Balance	Yield	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Commercial	1,706.7	1,706.3	0.3	0.0	23.5%	21.3%	400.7	364.2	0.1	36.4	36.4	10.0
Consumer	1,114.2	1,039.3	74.9	7.2	21.1%	22.9%	235.3	238.0	15.8	(18.5)	(2.7)	(1.1)
Mortgages	17.9	17.9	0.0	0.2	8.3%	8.5%	1.5	1.5	0.0	(0.0)	(0.0)	(2.7)
Gross loans	2,838.8	2,763.5	75.3	2.7	22.5%	21.8%	637.5	603.7	16.9	16.8	33.7	5.6
Interbank and overnight funds	12.7	261.1	(248.4)	(95.1)	1202.8%	91.0%	152.7	237.5	(2,987.7)	2,902.9	(84.8)	(35.7)
Total gross loans	2,851.5	3,024.6	(173.1)	(5.7)	27.7%	27.8%	790.2	841.2	(48.0)	(3.1)	(51.1)	(6.1)
Investments in debt securities	3,522.0	3,227.3	294.7	9.1	9.4%	8.3%	331.2	269.1	27.7	34.4	62.1	23.1
Total interest-earning assets	6,373.4	6,251.8	121.6	1.9	17.6%	17.8%	1,121.3	1,110.3	21.4	(10.4)	11.0	1.0

(ii)	Average balance for the				Average rate paid for the		Interest expense for the		Impact on interest expense			Change, 2025
	year ended December 31,		Change, 2025 vs. 2024		year ended December 31,		year ended December 31,		due to changes in			vs. 2024
	2025	2024	#	%	2025	2024	2025	2024	Balance	Rate	Total	%

	(in Ps billions)						(in Ps billions)		(in Ps billions)
Time deposits	7,558.5	7,778.2	(219.8)	(2.8)	10.1%	12.0%	(759.8)	(932.1)	22.1	150.3	172.3	(18.5)
Savings accounts	1,122.4	839.3	283.0	33.7	8.8%	11.7%	(98.8)	(98.4)	(24.9)	24.5	(0.4)	0.4
Total interest-bearing deposits	8,680.8	8,617.5	63.3	0.7	9.9%	12.0%	(858.6)	(1,030.5)	(6.3)	178.2	171.9	(16.7)
Interbank borrowings and overnight funds	4,932.8	4,758.8	173.9	3.7	7.8%	8.9%	(386.9)	(421.5)	(13.6)	48.2	34.6	(8.2)
Borrowings from banks and others	11,786.2	11,329.5	456.7	4.0	9.4%	10.5%	(1,103.1)	(1,190.7)	(42.7)	130.3	87.6	(7.4)
Bonds issued	6,044.4	5,395.6	648.8	12.0	6.4%	7.0%	(388.0)	(377.6)	(41.6)	31.3	(10.4)	2.8
Other funding	22,763.3	21,483.9	1,279.4	6.0	8.3%	9.3%	(1,878.0)	(1,989.8)	(105.6)	217.3	111.8	(5.6)
Total interest-bearing liabilities	31,444.1	30,101.4	1,342.7	4.5	8.7%	10.0%	(2,736.6)	(3,020.3)	(116.9)	400.6	283.7	(9.4)

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

The 1.0% or Ps 11.0 billion increase in total interest income in 2025 was mainly the result of a 95.1% or Ps 248.4 billion reduction in the average balance of interbank and overnight funds, which resulted in a Ps 84.8 billion decrease in interest income. This was partially offset by of the performance of investments in debt securities, which contributed Ps 62.1 billion increase in interest income. Interest income from gross loans increased 5.6% or Ps 33.7 billion, driven by a 2.7% or Ps 75.3 billion growth in the average balance of gross loans and a 61-basis points improvement in their average yield to 22.5%. As a result, the average yield on total interest-earning assets decreased 17 basis points to 17.6% in 2025, compared to 17.8% in 2024.

The average yield of interest-earning assets remained relatively stable explained by: (i) higher yields on investments in debt securities due to higher yields in TES, reflecting persistent inflationary pressures and higher sovereign risk premiums, and (ii) an 95.1% or Ps 248.4 billion decrease in average interbank and overnight funds.

Total interest expense decreased 9.4% or Ps 283.7 billion in 2025 mainly because of a 133 basis points decrease in the average rate paid on interest-bearing liabilities to 8.7%. The reduction was driven by (i): a 207 basis points decline in the average rate paid on total interest-bearing deposits to 9.9%, which generated Ps 171.9 billion in savings; (ii) a 101 basis points reduction in the average rate on interbank borrowings and overnight funds to 7.8% contributing Ps 34.6 billion in savings; and (iii) a 115 basis points decline in the average rate on borrowings from banks and other to 9.4%, contributing 87.6 billion in savings. This was slightly offset by a 4.5% or Ps 1,342.7 billion increase in the average balance of interest-bearing liabilities to Ps 31,444.1 billion. The contraction in net interest expense was in line with a 205 basis points reduction in the average Central Bank rate from 11.4% in 2024 to 9.3% in 2025. This positively impacted interest rates paid on interest-bearing liabilities of the segment. The Ps 1,279.4 billion growth in the average balance of other funding was primarily used to fund the segment’s non-financial business, particularly in infrastructure.

Net impairment loss on financial assets

The sector’s net impairment loss on financial assets remained stable at Ps 53.9 billion in 2025 compared to 2024. A marginal improvement of Ps 0.1 billion or 0.1%. Impairment loss on loans and other accounts receivable decreased 0.7% to Ps 58.0 billion in 2025 compared to Ps 57.6 billion for 2024, as a result of stable delinquency metrics of consumer loans under the Brilla brand during 2024 and 2025. These loans were impaired and charged-off througgout the year.

Net income from commissions and fees

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Banking and other fees	3.6	16.2	(12.6)	(77.5)
Trust activities and portfolio management services	—	16.3	(16.3)	(100.0)
Income from commissions and fees	3.6	32.6	(28.9)	(88.8)
Expenses from commissions and fees	(13.0)	(10.8)	(2.2)	20.5
Net income from commissions and fees	(9.4)	21.8	(31.1)	(143.1)

Net income from commissions and fees decreased 143.1% or Ps 31.1 billion in 2025, resulting in a net expense of Ps 9.4 billion compared to a net income of Ps 21.8 billion in 2024. This performance was mainly the result of  77.5% or Ps 12.6 billion lower banking and other fees to Ps 3.6 billion, driven by investment banking fees. At the beginning of 2025, the investment banking activity was transferred to Aval Banca de Inversión. See Item 4 – Our Operations – Investment Banking. Expense from commissions and fees increased 20.5% or Ps 2.2 billion.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Income from sales of goods and services	10,205.1	10,867.4	(662.4)	(6.1)
Costs and expenses of sales of goods and services	(7,699.1)	(8,015.9)	316.9	(4.0)
Gross profit from sales of goods and services	2,506.0	2,851.5	(345.5)	(12.1)

Gross profit from sales of goods and services mainly reflects the result of the segment's non-financial companies. The Ps 345.5 billion decrease to Ps 2,506.0 billion in 2025 was driven primarily by lower income in the infrastructure sector and agribusiness, partially offset by improved performance in energy and gas and hospitality. The following discussion identifies the main drivers contributing to the performance by industry:

Infrastructure

Infrastructure companies continued as the largest contributor to this line item with Ps 1,262.9 billion in 2025. This sector drove the overall performance in gross profit from sales of goods and services, decreasing 20.6% or Ps 328.6 billion compared to 2024 mainly explained by a 23.7% or Ps 698.8 billion decrease in income. This was primarily driven by a Ps 596.3 billion decrease in income from concession arrangement rights at amortized cost, which includes a decrease of Ps 321.0 billion in Villavicencio - Yopal and a decrease of Ps 404.3 billion in Pacifico 1. Construction income from the 4G road concessions remains low, consistent with the end of their constructive period. The two 4G concessions under construction, namely Pacifico 1 and Villavicencio – Yopal, reached a cumulative average construction progress of 97% at year-end 2025, compared to 96% at year-end 2024.Costs and expenses of sales of goods and services decreased 27.2% or Ps 370.2 billion, in line with the advanced construction stages of 4G concessions.

Energy and Gas

Gross profit for energy and gas companies was Ps 1,090.6 billion in 2025, 2.9% or Ps 32.3 billion lower than in 2024. Income decreased 1.0% and costs and expenses increased 0.6%. Revenues were maintained in an environment of normalizing climatic conditions, following the El Niño phenomenon of 2024. This implied: (i) a 5.4% reduction in gas transportation volumes from 682 MMscf/d to 645 MMscf/d, driven primarily by lower demand from the thermoelectric sector as hydroelectric generation capacity recovered; (ii) a 20.4% reduction in LNG regasification volumes at Sociedad Portuaria del Callao (SPEC), from 79,569 MMscf/d to 63,355 MMscf/d , reflecting the lower thermal generation requirements relative to the exceptional demand environment of 2024; and (iii) stable gas distribution volumes to the secondary market, that reached 3,598 million cubic meters in 2025. Costs and expenses of sales of goods and services of the energy and gas activity increased 0.6% or Ps 35.1 billion, the increase was primarily driven by: (i) higher labor expenses resulting from annual salary adjustments, and (ii) an increase in fuel gas costs driven by higher gas prices. These effects were partially mitigated by lower gas costs at SPEC, consistent with the reduction in regasification volumes

Other sectors

Gross profit for hospitality companies in 2025 was Ps 156.7 billion, a 79.5% or Ps 69.4 billion improvement relative to Ps 87.3 billion in 2024. Income increased 16.2% or Ps 102.2 billion driven by higher average occupancy rates and higher prices on rooms and food. Results also benefited from the segment’s strategy to strengthen the specialization of its business lines — hotel operations and real estate — through the transfer of real estate assets to a private equity fund, which generated a Ps 87.6 billion one-time income associated with gains on the sale of assets. Costs increased 6.0% or Ps 32.9 billion, which compares favorably with a 9.5% increase in the minimum wage for 2025.

Gross loss for agribusiness companies was Ps 18.1 billion in 2025, representing a Ps 55.3 billion decline compared to the gross profit of Ps 37.2 billion in 2024. This result reflects a 2.2% or Ps 6.9 billion decrease in income and a 17.8% or Ps 48.4 billion increase in costs and expenses. Operational performance varied across crop types. Palm oil crops delivered solid performance, driven by higher yields, new suppliers and improved market prices. In contrast, the rubber plantations experience lower production due to exceptional rainfall and external price pressures. Meanwhile, rice crops posted higher sales and productivity, despite facing lower prices.

Gross profit for other companies, was Ps 13.9 billion, Ps 1.3 billion more than in 2024. Income increased 12.9% or Ps 8.5 billion and costs expanded 13.5% or Ps 7.1 billion.

Net trading (loss) income

Corficolombiana’s net trading (loss) income was Ps 54.5 billion in 2025, Ps 295.9 billion less than in 2024, due to (i) a net trading loss from derivatives of Ps 171.5 billion, Ps 362.0 billion less than in 2024, and (ii) a Ps 226.0 billion income from investment securities at fair value through profit or loss, which increased Ps 66.1 billion in 2025.

Net trading (loss) income from this segment’s financial businesses increased Ps 19.3 billion to Ps 303.7 billion, resulting from a Ps 94.9 billion increase in net trading (loss) income from investment securities at fair value through profit or loss and a Ps 75.7 billion decrease in net trading (loss) income from derivatives.

Net trading (loss) income from this segment’s non-financial businesses decreased Ps 315.2 billion to a Ps 249.2 billion loss, resulting from a Ps 28.8 billion contraction in net trading (loss) income from investment securities at fair value through profit or loss and a Ps 285.9 billion decrease in net trading (loss) income from derivative, corresponding to hedging instruments covering the segment’s sales of goods and services.

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

Total income from investment securities (comprised of interest income on investments in debt securities and net trading (loss) income from investment securities at FVTPL) was Ps 557.2 billion in 2025, 29.9% or Ps 128.2 billion more than in 2024. This was primarily driven by an increase of 19.8% or Ps 1,428.6 billion in the average balance of total investments securities to Ps 8,633.0 billion in 2025 and a 50 basis points annual increase in the average yield on total investment securities, from 6.0% to 6.5%, resulting in a Ps 128.2 billion increase in interest income, of which Ps 66.1 billion corresponds to investment securities at FVTPL.

Net income from other financial instruments mandatorily at FVTPL

Net income from other financial instruments mandatorily at FVTPL reflect the fair value of certain concession arrangements entered between Promigas and the Colombian government, that meet the requirements for mandatory recognition at FVTPL and increased by Ps 272.2 billion to Ps 623.2 billion in 2025 as compared to 2024. In November 2025, the Ballenas - Cartagena gas pipeline reverted back to Promigas due to the termination of the concession contract, in compliance with the contractual and regulatory conditions applicable to the natural gas transportation system. This generated a one-time Ps 303.2 billion income from the remeasurement at fair value of the previously recognized intangible assets, which were subsequently reclassified to PP&E. However, the change from a financial asset to PP&E led to a one-time increase in deferred tax liabilities of Ps 358.8 billion that will be explained under the “Income tax expense” section.

Other income

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	423.5	(375.3)	798.8	(212.8)
Share of profit of equity accounted investees, net of tax	309.5	318.1	(8.6)	(2.7)
Net gain (loss) on sale of debt and equity securities	(0.1)	85.7	(85.8)	(100.1)
Dividends	121.9	137.5	(15.7)	(11.4)
Gain on sale of property, plant and equipment	0.0	0.0	0.0	N.A.
Net gain (loss) in asset valuation	26.3	6.8	19.5	287.2
Other	8.6	4.4	4.2	96.7
Other income	889.7	177.2	712.5	402.0

Other income increased Ps 712.5 billion, mainly as a result of an increase of Ps 798.8 billion in foreign exchange gains (losses), net, driven by the effects on foreign currency liabilities of an annual appreciation of 14.8% of the Colombian peso in 2025 and  the favorable performance of hedging strategies relating to the infrastructure sector. However, this was partially offset by lower results of net trading income, as mentioned above.

The Ps 8.6 billion decrease in share of profit of equity accounted investees, net of tax (equity method) was mainly driven by a decline in the income from Promigas’ share of profit in Gases del Caribe, due to the appreciation of the average exchange rate in 2025 as compared to 2024. Net gain (loss) on sale of debt and equity securities decreased Ps 85.8 billion compared to 2024, when the reduction in interest rates generated significant profits on debt security sales. The Ps 15.7 billion decrease in dividends was driven by lower dividend income from Grupo Energía de Bogotá (GEB) and Mineros.

Other expenses

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Personnel expenses	(91.6)	(87.9)	(3.7)	4.2
Administrative and other expenses	(156.5)	(151.2)	(5.3)	3.5
Depreciation and amortization	(12.6)	(10.4)	(2.2)	21.7
Impairment loss on other assets	(0.9)	(0.1)	(0.8)	N.A.
Other	(3.5)	(5.8)	2.3	(39.6)
Other expenses	(265.2)	(255.4)	(9.8)	3.8

Other expenses increased by 3.8% or Ps 9.8 billion, to Ps 265.2 billion in 2025 from Ps 255.4 billion in 2024. Personnel expenses increased 4.2% or Ps 3.7 billion, driven by a 4.6% or Ps 4.0 billion increase in salaries and employee benefits, which compares favorably to a 9.5% increase in the minimum wage for 2025. Administrative and other expenses increased 3.5% or Ps 5.3 billion, primarily due to a Ps 6.7 billion increase in legal advisory fees related to the resolutions with DOJ and SEC.

Tax expense

Income tax expense increased Ps 294.7 billion or 44.6% to Ps 955.8 billion in 2025. The remeasurement of deferred tax liabilities related to the Ballenas - Cartagena gas transportation pipeline had an one-time effect of Ps 358.8 billion.  See “Item 5. Operating and Financial Review and Prospects—A. Operating result—Merchant Banking—Net income from other financial instruments mandatorily at FVTPL.” The segment’s income tax expense divided by net income before income tax expense excluding dividends and the equity method (as both are non-taxable income), was 56.3% in 2025 and 61.4% in 2024.

Pension and Severance Fund Management

Overview

Net income for the year ended December 31, 2025 was Ps 703.1 billion, increasing 7.5% or Ps 49.0 billion compared to the year ended December 31, 2024. The following discussion describes the main drivers of our pension and severance fund management segment’s results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024.

	Pension and Severance Fund Management
	For the year ended		Change 2025 vs
	December 31,		2024
	2025	2024	#	%

	(in Ps billions)
Total interest income	45.8	51.3	(5.5)	(10.7)
Total interest expense	(8.1)	(6.3)	(1.9)	29.9
Net interest income	37.7	45.1	(7.4)	(16.3)
Impairment loss on loans and other accounts receivable	(3.1)	(6.9)	3.8	(55.3)
Impairment (loss) recovery on other financial assets	(0.3)	0.1	(0.4)	(338.9)
Net impairment loss on financial assets	(3.4)	(6.8)	3.4	(49.9)
Net interest income, after impairment losses	34.3	38.3	(4.0)	(10.4)
Net income from commissions and fees	1,165.5	1,074.7	90.7	8.4
Gross profit from sales of goods and services	6.7	6.9	(0.2)	(2.8)
Net income (loss) trading	298.3	256.5	41.8	16.3
Other income	7.1	12.2	(5.1)	(41.8)
Other expenses	(519.8)	(471.8)	(48.0)	10.2
Net income before tax expense	992.1	916.9	75.3	8.2
Income tax expense	(289.1)	(262.8)	(26.3)	10.0
Net income for the year	703.1	654.1	49.0	7.5

Net interest income

Net interest income was Ps 37.7 billion and Ps 45.1 billion in 2025 and 2024, respectively. Net interest income is mainly the result of interest accrued on interest-earning investments in debt securities corresponding to the segment’s proprietary investment portfolio (at fair value through other comprehensive income and at amortized cost) and on interbank and overnight funds.

Interest income decreased 10.7% or Ps 5.5 billion to Ps 45.8 billion in 2025, mainly as a result of a Ps 4.4 billion decrease in interest income on deposits. Deposit rates decreased during the year reflecting the continued normalization of the interest rate environment in Colombia. In addition, interest income on investment securities decreased Ps 1.2 billion. This decrease was mainly driven by a Ps 29.3 billon decline in the average balance of interest-earning investments in debt securities to Ps 419.8 billion in 2025, that resulted in a Ps 2.9 billion decrease in income. This was partially offset by a 38 basis points increase in the average yield of interest-earning investments in debt securities to 10.0%, resulting in a Ps 1.7 billion increase in income. By year-end 2024, a portion of the segment’s proprietary portfolio was rolled over to increase its overall return while taking advantage of market conditions as reflected by the higher yield in 2025. Interest expense increased 29.9% or Ps 1.9 billion to Ps 8.1 billion in 2025.

Net impairment loss on financial assets

Net impairment loss on financial assets decreased 49.9% or Ps 3.4 billion to Ps 3.4 billion in 2025, compared to Ps 6.8 billion in 2024.

Net income from commissions and fees

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Banking and other fees	2.3	2.0	0.3	14.6
Pension and severance fund management	1,281.4	1,174.0	107.5	9.2
Income from commissions and fees	1,283.7	1,175.9	107.8	9.2
Expenses from commissions and fees	(118.3)	(101.2)	(17.0)	16.8
Net income from commissions and fees	1,165.5	1,074.7	90.7	8.4

Net income from commissions and fees increased 8.4% or Ps 90.7 billion to Ps 1,165.5 billion in 2025. Pension and severance fund management fees grew 9.2% or Ps 107.5 billion, driven by (i) a 15.7% or Ps 52.4 billion increase in fee income from severance fund management driven by a 16% growth of average assets under management (AUMs) and still strong returns, (ii) a 4.9% or Ps 35.1 billion increase in fee income from mandatory pension fund management, (iii) a 18.7% or Ps 21.9 billion increase in revenues received from voluntary pension fund management driven by a 17.0% growth of average AUMs and a 3 basis points increase in the weighted average fee rising to 1.94% in 2025 from 1.91% in 2024, and (iv) a Ps 1.9 billion decrease in fee income from third-party pension fund management.

Fee income from mandatory pension fund management was driven by (i) a 5.3% or Ps 31.5 billion increase in fees charged to contributing clients (contribution-based), explained by a 16.3% increase in total mandatory contributions (driven by a 9.5% increase in the minimum wage) and (ii) a 2.8% or Ps 3.6 billion increase in fees charged to non contributing clients (performance-based) due to favorable returns on AUMs.

Fee expenses increased in connection to the temporary recognition of the 6 pbs increase to 2.53% in life and disability insurance coverage cost on mandatory pension contributions during the first months of 2025 which implied a Ps 11.9 billion increase in expenses from commissions and fees.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Income from sales of goods and services	104.2	94.0	10.2	10.9
Costs and expenses of sales of goods and services	(97.5)	(87.1)	(10.4)	11.9
Gross profit from sales of goods and services	6.7	6.9	(0.2)	(2.8)

Gross profit from sales of goods and services mainly reflects the results of Porvenir’s subsidiary Aportes en Línea, the largest information platform and payment provider for the Social Security System in Colombia. Among its business lines, Aportes en Línea provides technical and administrative services to Porvenir and third parties, among which are Grupo Aval and its subsidiaries.

Gross profit from sales of goods and services decreased 2.8% or Ps 0.2 billion to Ps 6.7 billion in 2025. Income from sales of goods and services grew 10.9% or Ps 10.2 billion to Ps 104.2 billion, driven by continued growth in social security contributions consistent with a healthy formal environment. However, costs and expenses of sales of goods and services increased at a slightly faster pace of 11.9% or Ps 10.4 billion to Ps 97.5 billion, reflecting higher operational costs associated with the platform’s expanded activity and ongoing technology investments, which marginally compressed the gross profit margin relative to 2024.

Net trading (loss) income

Net trading income was Ps 298.3 billion in 2025, Ps 41.8 billion higher than the Ps 256.5 billion recorded in 2024. This improvement was driven by higher income from investment securities measured at fair value through profit or loss, reflecting more favorable capital market conditions in 2025 compared to 2024.

Income from investment securities measured at fair value through profit or loss mainly reflects the result of the stabilization reserve, a mandatory investment of the pension and severance fund manager’s capital equivalent to a minimum 1.0% of mandatory pension and severance fund AUMs. At December 31, 2025, Porvenir’s stabilization reserve amounted to Ps 2.7 trillion and its income increased Ps 11.8 billion to Ps 266.9 billion in 2025. Income resulting from the proprietary investment portfolio held for trading measured at fair value through profit or loss increased Ps 11.1 billion to Ps 24.5 billion in 2024. Net trading income from derivatives was Ps 6.9 billion, Ps 18.9 billion higher than the Ps 12.0 billion loss recorded in 2024.

Other income

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Foreign exchange gains (losses), net	(6.1)	20.4	(26.5)	(130.0)
Net gain (loss) on sale of debt and equity securities	(1.1)	(16.1)	15.0	(93.2)
Net gain (loss) in asset valuation	2.4	1.9	0.5	25.3
Other	11.9	6.0	5.9	98.9
Other income	7.1	12.2	(5.1)	(41.8)

Other income decreased Ps 5.1 billion, mainly as the result of a decrease of Ps 26.5 billion in foreign exchange gains (losses), net. Foreign exchange gains should be analyzed together with net trading results from derivatives. This result was partially offset by a Ps 15.0 billion increase in net loss on sale of debt and equity securities in 2025, to a Ps 1.1 billion loss.

Other expenses

	Year ended December 31,		Change, 2025 vs. 2024
	2025	2024	#	%

	(in Ps billions)
Personnel expenses	(197.6)	(185.9)	(11.7)	6.3
Administrative and other expenses	(281.3)	(269.3)	(12.0)	4.5
Depreciation and amortization	(20.3)	(19.8)	(0.5)	2.5
Other	(20.7)	3.1	(23.8)	(762.6)
Other expenses	(519.8)	(471.8)	(48.0)	10.2

Other expenses increased 10.2% or Ps 48.0 billion, mainly driven by an increase of Ps 23.8 billion in Other. In 2024, Porvenir recovered provisions related to lawsuits seeking to declare affiliations to the fund null and void, which were absent in 2025.

Personnel expenses increased 6.3% or Ps 11.7 billion due to (i) a 7.6% or Ps 13.4 billion increase in salaries and employee benefits, and (ii) a 16.4% or Ps 1.2 billion reduction in labor severances and bonus plan payments.

Administrative and other expenses increased 4.5% or Ps 12.0 billion. This figure was well below the inflation rate of 5.20% in 2024, mainly explained by lower expenses in 2025 associated with projects that were completed in 2024. Depreciation and amortization expenses grew 2.5% or Ps 0.5 billion in 2025.

Tax expense

Income tax expense increased by Ps 26.3 billion or 10.0%, to Ps 289.1 billion in 2025. Income tax expense as a percentage of net income before income tax expense, excluding dividends and the equity method (as both are non-taxable income), was 29.1% in 2025 and 28.7% in 2024.

B.          Liquidity and capital resource

The following table sets forth our sources of liquidity and capital resources at the dates indicated.

	At December 31,
	2025	2024 (1)

	(in Ps billions)
Liabilities and equity:
Trading liabilities	1,951.4	1,011.9
Hedging derivatives liabilities	34.8	21.7
Customer deposits	207,405.2	200,872.2
Interbank borrowings and overnight funds	22,655.4	18,509.8
Borrowings from banks and others	24,559.2	28,098.2
Bonds issued	21,457.0	26,215.8
Provisions	989.6	1,102.7
Income tax liabilities	6,162.8	5,864.0
Employee benefits	987.8	1,003.3
Liabilities directly associated with non-current assets classified as held for sale	16,459.4	—
Other liabilities	11,531.3	11,997.0
Total liabilities	314,193.8	294,696.5
Equity attributable to owners of the parent	18,445.9	17,451.3
Non-controlling interest	16,296.9	15,711.7
Total equity	34,742.8	33,162.9
Total liabilities and equity	348,936.7	327,859.4
(1)	Figures at December 31, 2024 include Ps 19,819.9 billion of total liabilities from MFG.

Capitalization ratios

All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir, Corficolombiana, Aval Fiduciaria, and Aval Casa de Bolsa are subject to inspection and supervision as financial institutions by the Superintendency of Finance. Grupo Aval is now also subject to the inspection and supervision of the Superintendency of Finance as a result of Law 1870 of 2017, also known as Law of Financial Conglomerates, which came in effect on February 6, 2019. Grupo Aval, as the holding company of its financial conglomerate is responsible for the compliance with capital adequacy requirements, corporate governance standards, risk management and internal control and criteria for identifying, managing and revealing conflicts of interest, applicable to its financial conglomerate. See “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital Adequacy Requirements”.

Funding

Our banking subsidiaries fund most of their loans with customer deposits. Other sources of funding include interbank borrowings and overnight funds, borrowings from banks and others and bonds issued. For more information on funding, refer to Note 21 of our audited consolidated financial statements.

The following table summarizes Grupo Aval’s consolidated funding structure at the dates indicated.

	At December 31,
	2025	2024 (1)

	(in Ps billions)
Customer deposits	207,405.2	200,872.2
Interbank borrowings and overnight funds	22,655.4	18,509.8
Borrowings from banks and others	24,559.2	28,098.2
Bonds issued	21,457.0	26,215.8
Total funding	276,076.8	273,696.0
(1)	Figures at December 31, 2024 include Ps 19,739.5 billion of total funding from MFG.

Total funding increased by 0.9% between December 31, 2025 and December 31, 2024 mainly as a result of the reclassification of MFG’s liabilities as liabilities directly associated with non-current assets classified as held for sale. Funding of our continuing operations increased

0.9% between December 31, 2025 and December 31, 2024, mainly due to an increase in customer deposits and interbank borrowings and overnight funds. The following analysis will focus on the changes of our continuing operations.

Between December 31, 2025 and December 31, 2024, customer deposits and interbank borrowings as a percentage of total funding increased by 169 basis points and 124 basis points to 75.1% and 8.2%, respectively. Borrowings from banks and others and bonds issued as a percentage of total funding decreased by 100 basis points and 192 basis points to 8.9% and 7.8%, respectively.

Each of our four Colombian banking subsidiaries and each of Corficolombiana and Porvenir, achieved the highest available local credit ratings as assigned by BRC Investor Services S.A., an affiliate of Standard & Poor’s Investors Services LLC, or “S&P”. Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V.

The following table presents Grupo Aval’s and its direct subsidiaries international and local ratings as issuers at April 10, 2026. Outlooks for Grupo Aval and Banco de Bogotá’s ratings are in line with the agencies’ outlooks on Colombia’s sovereign rating.

		International						Local
								Fitch	BRC
		Moody's		Fitch Ratings		Standard & Poor's		Ratings	Standard
		Rating	Outlook	Rating	Outlook	Rating	Outlook	Nacional	& Poor's
Grupo Aval	Foreign currency - Long term	Ba2	Stable	BB	Stable
	Local currency - Long term	Ba2		BB					AAA
Banco de Bogotá	Foreign currency - Long term	Baa3	Stable	BB	Stable	BB-	Stable
	Foreign currency - Short term	P-3		B		B
	Local currency - Long term	Baa3	Stable	BB	Stable	BB-	Stable		AAA
	Local currency - Short term	P-3		B		B			BRC1+
Banco de Occidente	Foreign currency - Long term			BB	Stable
	Foreign currency - Short term			B
	Local currency - Long term			BB				AAA	AAA
	Local currency - Short term			B				F1+	BRC1+
Banco Popular	Local currency - Long term								AAA
	Local currency - Short term								BRC1+
Banco AV Villas	Local currency - Long term								AAA
	Local currency - Short term								BRC1+
Corficolombiana	Foreign currency - Long term			BB	Stable
	Foreign currency - Short term			B
	Local currency - Long term			BB				AAA	AAA
	Local currency - Short term			B				F1+	BRC1+
Porvenir	Local currency - Long term								AAA
	Local currency - Short term								BRC1+
Aval Fiduciaria	Local currency - Long term							AAA	AAA
	Local currency - Short term							F1+	BRC1+

The following tables present our consolidated funding from deposits at the dates indicated.

At December 31,
	2025	2024 (1)

(in Ps billions)
Interest-bearing customer deposits:

Checking accounts	6,427.1	6,199.1
Time deposits	95,105.9	96,329.8
Savings deposits	88,238.5	79,614.9
Total interest-bearing customer deposits	189,771.6	182,143.9
Non-interest-bearing customer deposits:
Checking accounts	17,171.1	18,380.4
Other deposits(2)	462.5	347.9
Total non-interest-bearing customer deposits	17,633.7	18,728.3
Total customer deposits	207,405.2	200,872.2
(1)	Figures at December 31, 2024 include Ps 14,368.3 billion of total customer deposits from MFG.
(2)	Consists of deposits from correspondent banks, cashier checks and collection services.

Checking accounts. Our consolidated balance of checking accounts was Ps 23,598.2 billion at December 31, 2025 and Ps 24,579.5 billion at December 31, 2024, representing 8.5% and 9.0% of total funding, respectively. Figures at December 31, 2024 include Ps 1,512.2 billion of total checking accounts from MFG. For our continuing operations, the balance of checking accounts was Ps 23,598.2 billion at December 31, 2025 and Ps 23,067.3 billion at December 31, 2024, representing 8.5% and 9.1% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 95,105.9 billion at December 31, 2025 and Ps 96,329.8 billion at December 31, 2024, representing 34.4% and 35.2% of total funding, respectively. Figures at December 31, 2024 include Ps 10,459.4 billion of time deposits from MFG. For our continuing operations, the balance of time deposits was Ps 95,105.9 billion at December 31, 2025 and Ps 85,870.5 billion at December 31, 2024, representing 34.4% and 33.8% of total funding, respectively.

The following table presents time deposits held by amount and maturity for deposits at the date indicated.

	At December 31, 2025
	Peso-	Foreign currency-
	denominated	denominated	Total

	(in Ps billions)
Domestic
Up to 3 months	18,655.4	6,934.3	25,589.7
From 3 to 6 months	8,627.3	693.5	9,320.8
From 6 to 12 months	18,343.5	1,770.7	20,114.2
More than 12 months	22,178.6	708.7	22,887.3
Time deposits less than U.S.$100,000(1)	16,703.3	490.7	17,193.9
Total domestic	84,508.0	10,597.9	95,105.9

Foreign	—	—	—
Total time deposits	84,508.0	10,597.9	95,105.9
(1)	Equivalent to Ps 440.9 million at the representative market rate at December 31, 2025 of Ps 3,757.1 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 88,238.5 billion at December 31, 2025 and Ps 79,614.9 billion at December 31, 2024, representing 32.0% and 29.1% of total funding, respectively. Figures at December 31, 2024 include Ps 2,392.2 billion of total saving deposits from MFG. For our continuing operations, the balance of savings deposits was Ps 88,238.5 billion at December 31, 2025 and Ps 77,222.7 billion at December 31, 2024, representing 32.0% and 30.4% of total funding, respectively.

Other deposits. Our consolidated balance of other deposits, which consist mainly of deposits from correspondent banks, cashier checks and collection services, was Ps 462.5 billion at December 31, 2025 and Ps 347.9 billion at December 31, 2024, representing 0.2% and 0.1%, respectively. Figures at December 31, 2024 include Ps 4.5 billion of other deposits from MFG. For our continuing operations, the balance of other deposits was Ps 462.5 billion at December 31, 2025 and Ps 343.4 billion at December 31, 2024, representing 0.2% and 0.1%, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 22,655.4 billion at December 31, 2025 and Ps 18,509.8 billion at December 31, 2024, representing 8.2% and 6.8% of total funding, respectively. Figures at December 31, 2024 include Ps 809.7 billion of interbank borrowings and overnight funds from MFG. For our continuing operations, consolidated balance of interbank borrowings and overnight funds was Ps 22,655.4 billion at December 31, 2025 and Ps 17,700.1 billion at December 31, 2024, representing 8.2% and 7.0% of total funding, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings at and for the year ended December 31, 2025.

	At and for the year ended December 31,
	2025
		Nominal
		weighted
		average
	Amount	rate

	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	22,655.4	—
Average during period	19,931.8	8.0%
Maximum amount of borrowing at any month-end	24,923.5	—
Interest paid during the period	1,597.2	—

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

Borrowings from banks and others. Our consolidated balance of borrowings from banks and others was Ps 24,559.2 billion at December 31, 2025 and Ps 28,098.2 billion at December 31, 2024, representing 8.9% and 10.3% of total funding requirements, respectively. Figures at December 31, 2024 include Ps 2,965.5 billion of borrowings from banks and others from MFG. For our continuing operations, consolidated balance of borrowings from banks and others was Ps 24,559.2 billion at December 31, 2025 and Ps 25,132.7 billion at December 31, 2024, representing 8.9% and 9.9% of total funding requirements, respectively.

Bonds issued. Grupo Aval and its subsidiaries issue bonds in the Colombian and international markets. Our consolidated balance of bonds issued outstanding was Ps 21,457.0 billion at December 31, 2025 and Ps 26,215.8 billion at December 31, 2024, representing 7.8% and 9.6% of total funding requirements, respectively. Figures at December 31, 2024 include Ps 1,596.0 billion of bonds issued from MFG. For our continuing operations, consolidated balance of bonds issued outstanding was Ps 21,457.0 billion at December 31, 2025 and Ps 24,619.8 billion at December 31, 2024, representing 7.8% and 9.7% of total funding requirements, respectively.

We and our subsidiaries have also issued bonds in pesos and U.S.$ in the local and international markets. The following bond issuances were placed in the market in 2025:

	Issuance	Amount
Local currency issuances	date	(in Ps billion)	Expiration date	Interest rate
Banco Popular	2025	50.0	August 2035	IBR 6.80%
Banco Av. Villas	2025	50.0	September 2035	IBR 6.80%
Promigas S.A.E.S.P.	2025	531.9	August 2029 and October 2034	CPI + 6.40% and IBR 3.75%
(1)	Translated to pesos using the representative market rate as computed and certified by the Superintendency of Finance at the date of each issuance.

Amounts referred to in the table above reflect the gross amounts issued by each issuer. These are subject to eliminations in the consolidation process if an entity consolidated by Grupo Aval is a bondholder of the issuance.

Capital expenditures

Grupo Aval incurred in Ps 352.9 billion of net capital expenditures in tangible assets in 2025, as compared to Ps 486.0 billion in 2024.

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

	At December 31,
	2025	2024

Grupo Aval	(in Ps billions)
Unused credit card limits	14,847.1	12,933.4
Issued and confirmed letters of credit	400.3	383.0
Unused lines of credit	7,379.3	6,845.0
Bank guarantees	2,199.1	3,082.9
Approved credits not disbursed	6,792.8	5,432.2
Civil demands against our banks	696.0	915.2
Other	131.4	110.3
Total	32,446.0	29,701.9

Contractual obligations

The following tables present our contractual obligations at December 31, 2025.

	At December 31, 2025
	Payments due by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	Grupo Aval (in Ps billions)
Liabilities:
Bonds issued	21,457.0	5,512.1	3,603.9	794.0	11,546.9
Time deposits	95,105.9	71,699.7	19,924.8	1,529.0	1,952.5
Borrowings from banks and others	24,559.2	9,530.2	4,215.0	4,348.8	6,465.2
Interbank and overnight funds	22,655.4	22,655.4	—	—	—
Employee benefits	987.8	522.9	183.6	82.1	199.1
Other liabilities	27,990.6	24,703.0	433.0	11.8	2,842.8
Total	192,755.9	134,623.3	28,360.4	6,765.7	23,006.6

See Note 21 to our audited consolidated financial statements at December 31, 2025.

(1) Other liabilities include liabilities associated to MFG.

C.         Research and development, patents and licenses, etc.

N/A.

D.          Trend information

The following discussion reflects our current expectations about future events, and trends that may impact our business. Actual results could differ substantially. For further information related to forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect the economy and our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors.”

In 2026, on the macroeconomic front, the Central Bank’s shift from a neutral to a contractionary monetary policy sets an environment of higher interest rates for longer. We expect a moderation in economic growth amid softening consumption and investment. We estimate the Central Bank’s interest rate at 11.75% by year-end 2026, which incorporates 50 additional basis points of increases from the current level of 11.25%. Presidential and Congressional elections often lead to volatility in capital markets. Additionally, the government's borrowing strategy, involving the issuance of significant volumes of short-term TES (“TCOs”), has driven up the cost of time deposits across the financial system, more than proportionally relative to the Central Bank rate increases.

The shifting economic environment and expectations, directly translates into our expectations relating to the banking segment. We anticipate a softer loan portfolio growth, reflecting the impact of higher interest rates on credit demand from both corporate and retail clients. The increase in interest rates is likely to delay the expected improvement in our net interest margins, particularly at those entities with a lower proportion of low-cost operational funding and a higher share of fixed-rate loans. On the funding side, we expect broad upward pressure on deposit costs and increased demand for interest-bearing demand deposits and time deposits. Our banks will continue executing their respective strategies to contain the increase in funding costs by optimizing their funding mix in retail deposits and reducing the pass-through of increases in benchmark rates to wholesale deposits.

In terms of credit risk, we do not anticipate material pressures on portfolio quality or provisions, particularly considering the defensive structure of our loan portfolio.

In 2025, through Aval Valor Compartido (AVC), we began capturing cross-cutting synergies across the group through the migration of seven processes related to administrative and physical channel synergies, driving process standardization to achieve greater productivity. In 2026, we expect to capture the first wave of synergies, which will allow us to partially mitigate the pressures facing the business.

The results of Corficolombiana will be influenced by the performance of its infrastructure and energy and gas operations. In infrastructure, factors such as construction progress, inflation, the exchange rate and the execution of new projects will be key. In energy and gas, performance will depend on potential tariff adjustments, as well as distribution and transportation volumes and prices. The hospitality and agribusiness industries will face pressures stemming from the increase in the minimum wage, given the relevance of the labor cost component within their cost structures and the relatively limited pricing flexibility of their revenues due to international price dynamics.

Finally, the performance of the pension and severance fund management segment will depend on the constitutional review by the Constitutional Court of Law 2381 of 2024. Pending a definitive ruling, the General Pension System will continue to be governed by the provisions of Law 100 of 1993 until the constitutionality of the pension reform is determined. In turn, the results of this segment will depend on factors such as the performance of domestic and international equity markets, labor market conditions, and the flow of commissions earned from contributing and non-contributing affiliates.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and senior management

Board of Directors

The current members of the Board of Directors were appointed at a shareholders’ meeting held on March 27, 2026. The following table presents the names of the current members of the Board of Directors. The term for the current directors expires on March 31, 2027.

Board member
Luis Carlos Sarmiento Gutiérrez
Mauricio Cárdenas Müller
Fabio Castellanos Ordóñez (1)(2)(3)
Andrés Escobar Arango (2) (3)
Luis Fernando López Roca (1)(2)(3)
Esther América Paz Montoya (1)(2)(3)
Jose Mauricio Salgar Hurtado (2)(3)
Jorge Silva Luján (3)
Álvaro Velásquez Cock
(1)	Member of the Audit committee.
(2)	Independent director under Colombian requirements.
(3)	Independent director under SEC Audit Committee rules.

Luis Fernando Pabón Pabón is the secretary of our Board of Directors.

Biographical information of the members of our Board of Directors and the secretary of our board is set forth below. Ages of members of our Board of Directors throughout this annual report are as of April 10, 2026.

Luis Carlos Sarmiento Gutiérrez, age 64, is the President of Grupo Aval’s Board of Directors since March 2024. Mr. Sarmiento served as President of Grupo Aval from 2000 until March 2024. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He served as Chairman of the Board of Directors of Banco de Bogotá from May 2004 to March 2024, and has been a member of the Board of Directors of BAC International Corporation since 2024 and Corficolombiana since 2006, currently acting as a Chairman. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a MBA with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. In December 2025, he was awarded a Doctorate Honoris Causa in Innovation and Business by Universidad Sergio Arboleda, in recognition of his business trajectory and leadership in financial innovation. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Mauricio Cárdenas Müller, age 56, has served as member of the Board of Directors of Grupo Aval since 2014. Previously, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members, Mr. Cárdenas served as a principal member from 2010 until 2014, and as an alternate member since 2002 until 2010. Mr. Cárdenas Müller has acted as chief advisor to Luis Carlos Sarmiento Angulo since 2004. He is a member of the Board of Directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. since 2014, Corficolombiana S.A. since 2024 and previously served from 2002 until 2011. He has also served as a member of the Board of Directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, and of Casa Editorial El Tiempo since 2011. Mr. Cárdenas holds a degree in Electronic Engineering from Universidad Javeriana and a MBA from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá, D.C., Colombia.

Fabio Castellanos Ordóñez, age 69, has served as a member of the Board of Directors of Grupo Aval since March 2018 and previously, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members, he served as an alternate member between September 2015 and March 2018. He was, until 2019 the local representative in Colombia of AMF (Ascending Markets Financial Guaranty Corporation) and, between 2002-2010 served as Chief Country Officer and Executive Director of ABN-AMRO Bank (Colombia) S.A., The Royal Bank of Scotland (Colombia) S.A., Scotiabank Colombia S.A . He also worked for 22 years at The Chase Manhattan Bank N.A. in Latin America with posts in Colombia, New York and Argentina as a Corporate Finance Executive and Senior Credit Officer, among other positions. Mr. Castellanos serves as member of the Board of Directors of Ignacio Gómez IHM S.A. He holds a degree in Business Administration from California State Polytechnic University and a Master’s Degree in Management in the Network Economy from Universitá Cattolica del Sacro Cuore. Mr. Castellanos Ordóñez’s business address is Carrera 13 No. 26A-47,  Bogotá, D.C., Colombia.

Andres Escobar Arango, age 56, has served as a member on the Board of Directors of Grupo Aval since March 2024. Mr. Escobar is currently the President of EConcept AEI. Previously, he has served as Deputy Director General of the National Planning Department, Deputy Finance Minister and Professor at the Faculty of Economics of Universidad de los Andes and Universidad Nacional. He also serves as an economic and political advisor on Colombia to major international financial institutions through Global Source Partners (a New York-based company that covers 30+ emerging market economies). He holds a degree in Economics from Universidad de los Andes, a master’s degree in economics from Universidad de los Andes, a master’s degree in economics from New York University, and is a Ph.D. candidate in Economics from New York University. Mr. Escobar Arango’s business address is Carrera 13 No. 26A 47, Bogotá, D.C., Colombia.

Luis Fernando López Roca, age 69, has served as member on the Board of Directors of Grupo Aval since March 2018 (as an alternate member when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members). Dr. López Roca is a partner of López Montealegre Abogados S.A.S, Director of the Financial Law Department at Universidad Externado de Colombia, Alternate Judge of the Council of State of Colombia (Consejo de Estado) since 2026 and Alternate Judge of the Constitutional Court for the 2018-2021 period and arbitrator. Dr. López Roca has acted as Superintendent of Securities, President of the Colombian Association of Commercial Financing Companies, and Advisor to the Inter-American Development Bank. He also held several positions in the Superintendency of Corporations, the Chamber of Commerce of Bogotá and the Superintendency of Banks (Superintendency of Finance). Dr. López Roca holds a Law Degree and PhD from Universidad Externado de Colombia, with an LLM in International Business Law at Universidad Francisco Vitoria and graduate studies in Economic, Commercial and Financial law at Universidad Externado de Colombia and Universidad de los Andes. Dr. López Roca’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Esther América Paz Montoya, age 71, has served as a member on the Board of Directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the Board of Directors of Agremiación Cívica Centro Internacional San Diego S.A., Edentainment and Admincentros S.A.S. She holds a degree in Business Administration from the Universidad del Valle and graduate studies in finance from Universidad de Los Andes. Ms. Paz Montoya’s business address is Carrera 13 No. 26A-47,  Bogotá, D.C., Colombia.

Jose Mauricio Salgar Hurtado, age 56 has served as member on the Board of Directors of Grupo Aval since March 2024. Mr. Salgar is currently a board member of Holding Hotelera GHL in Colombia and Logistics Properties of the Americas (NYSE: LPA), and a board advisor with Frisa Industrias. He also serves on the Consejo Superior de la Universidad de los Andes.  Previously, he served as Managing Director and Head of Andean Region of Advent International in Colombia between 2012 and 2023. As part of his role with Advent, he led various investments in Latin America and served on the board of the following companies: Alianza Fiduciaria, Alianza Valores, Grupo Biotoscana, GTM Holdings, Oleoducto Central (Ocensa), Enjoy S.A., LifeMiles, Canvia and Sophos Solutions. Previously, he was Vice President and member of the executive committee of Grupo Sanford, COO of Ecopetrol S.A., Country manager and co-founder with Despegar.com, and was an associate with Booz & Co. Mr. Salgar holds a BS in Industrial Engineering from the Universidad de los Andes and an MBA from the MIT Sloan School of Management. Mr. Salgar´s business address is Carrera 13 No. 26A 47, Bogotá, D.C., Colombia

Jorge Silva Lujan, age 67, has served as a member of the Board of Directors of Grupo Aval since March, 2024. Mr. Silva is currently the CEO of Plan de Vida  SAS and board member of Promigas, Corporación Juego y Niñez – Best Buddies Colombia and Los Nogales School.

Previously, he held various leadership positions, including North of Latam Country Manager and Public Sector Andino Country Manager Andean Region at Amazon Web Services (Public Sector), General Manager of Microsoft Mexico and Colombia, and Public Sector Andino Country Manager Colombia. He has over 35 years of experience in management, primarily in the IT industry. Additionally, he possesses a strong background in the hardware, software, and consulting businesses. Mr. Silva holds an Industrial Engineer degree from the Universidad de los Andes and an MBA from California State University. He has also complemented his education with studies in leadership, marketing, and corporate strategy. Mr. Silva Lujan’s business address is Carrera 13 No. 26A-47,  Bogotá, D.C., Colombia

Álvaro Velásquez Cock, age 86, has served as a member of the Board of Directors of Grupo Aval since 2013 and previously as an alternate member thereof since 2008, when pursuant to the by-laws of the company the Board of Directors was composed by principal and alternate members. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A., Manager of the Corporación Financiera Nacional and as a member of the Advisory Committee of the Superintendence of Finance. He has been a member of the Board of Directors of Unipalma since 1996, Proindesa and of BAC entities since 2011. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luis Fernando Pabón Pabón, age 67, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the Board of Directors of Porvenir since 2003, Organización Luis Carlos Sarmiento Angulo S.A.S. since 2006, Casa Editorial El Tiempo and CEET TV since 2011 and of Corporación Excelencia en la Justicia since 2017. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo S.A.S. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and graduate studies in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Executive officers

The executive officers of Grupo Aval are responsible for the day-to-day management of our company. The following table lists the names and positions of our executive officers and the presidents of our banking subsidiaries, Corficolombiana and Porvenir. Certain of our executive officers are also members of the boards of directors of our subsidiaries.

Name	Position
Maria Lorena Gutiérrez Botero	President
Diego Fernando Solano Saravia	Chief Financial Officer
Jorge Adrián Rincón Plata	Chief Legal Officer
Eduardo Duque Suárez	Chief Risk and Compliance Officer
Vacant – Recruitment in Progress (1)	Chief of Internal Control
Paula Durán Fernández	Chief of Sustainability and Strategic Projects
Jorge Castaño Gutiérrez	Chief of Financial Assets and Efficiency
Ernesto Gutierrez de Piñeres Luna	Chief of Information Technology
María Edith González Flórez	Vice President of Accounting

Banco de Bogotá
Juan Carlos Echeverry Garzón (2)	President
Banco de Occidente
Gerardo Silva Castro	President
Banco Popular
Maria Fernanda Suárez Londoño	President
Banco AV Villas
Gerardo Hernández Correa	President
Corficolombiana
Ana Milena López Rocha	President
Porvenir
Miguel Largacha Martínez	President
(1)	Mr. Neira Torres, former Chief Controller Officer, resigned effective January 1, 2026, due to retirement.
(2)	Mr. Echeverry Garzón is set to begin his role as President of Banco de Bogotá on May 6, 2026.

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 16, 2026.

María Lorena Gutiérrez Botero, age 57, has served as President of Grupo Aval since April 1, 2024. She previously served as President of Corficolombiana since August, 2018. Ms. Gutiérrez serves as a member on the Board of Directors of Banco de Bogotá, Porvenir, Aval Valor Compartido – AVC, Proindesa, Promigas S.A. and previously served as Minister of Commerce, Industry and Tourism from 2017 to 2018, Ambassador of Colombia in Germany from 2016 to 2017 and Minister to the Presidency from 2010 to 2016. She has also served in the past as Dean of the Business School at Universidad de Los Andes from 2003 to 2010. Ms Gutiérrez served as a member on the Board of Directors of Fiduciaria Corficolombiana, Gas Comprimido del Perú, Gases del Caribe. She holds a degree in Industrial Engineering with a specialization in finance from Universidad de los Andes, a Master of Business Administration (MBA) and a PhD in Finance from the A.B. Freeman School of Business at Tulane University. Her principal business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Diego Fernando Solano Saravia, age 60, has served as Chief Financial Officer since 2010, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. Mr. Solano serves as a member on the Board of Directors of Banco de Popular and Aval Banca de Inversión S.A.S. He previously served as associate principal at McKinsey & Co. and Corporate Banking Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a MBA from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Jorge Adrián Rincón Plata, age 46, has served as our Chief Legal Officer since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. Mr. Rincón serves as a member on the Board of Directors of Banco de Bogotá S.A. and alternate Director in Aval Fiduciaria’s Board and Aval Soluciones Digitales – dale!.  He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Eduardo Duque Suárez, age 61, has served as Chief Risk and Compliance Officer since March 2022. He serves as a member on the Board of Directors of Banco de Occidente. Previously, he served as Mexico and Latam Global Functions Independent Compliance Risk Management Head in Citi, Regional ICG Risk Manager Senior Credit officer Level 2 for Colombia, Ecuador and Venezuela, Risk Manager Country Officer Chile, Perú and Bolivia, Deputy Country Credit Risk Manager and Vice-president Emerging Markets Corporate Banking EMCB – Institutional Client Group. He also worked as Director in Waventure S.A. de C.V in Mexico, Director in NM Rothschild & Sons Mexico, Assistant Director in NM Rothschild & Sons Colombia and Assistant Director in Deutsche Morgan Grenfell Group Public Limited Company from 1997 to 2005. He holds a degree in Economics and a MSc in Economics from Universidad de Los Andes. Mr. Duque Suarez’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Paula Durán Fernández, age 48, has served as Chief of Sustainability and Strategic Projects since 2024. She previously served as Vice – President of Strategy and Sustainability of Corficolombiana from 2023 to 2024. Ms Durán serves as a principal member on the Board of Directors of Banco Popular and alternate member of Aval Valor Compartido – AVC and Ventas y Servicios S.A.  She holds a degree in Economy from W. Sydney University and a MBA from Universidad de los Andes. Her principal business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Jorge Castaño Gutiérrez, age 50, has served as Chief of Financial Assets and Efficiency since 2024. Previously, he served as Colombian Superintendent of Finance. Mr. Castaño serves as a member on the Board of Directors of Banco de Occidente, Aval Fiduciaria and Aval Casa de Bolsa. He holds a degree in law and post-graduate studies in Capital Markets and Banking Law from the Universidad Externado de Colombia and holds a Master’s in Economic Developments Law from Universidad Carlos III de Madrid. Mr Castaño served as Director of Fondo de Garantías de Instituciones Financieras (Fogafin) and as a tenured professor and Director of the Law and Economics Department at Universidad Externado de Colombia. Mr. Castaños’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Ernesto Gutierrez de Piñerez Luna, age 52  has served as Chief Technology Officer since 2025.  He previously served as Chief Executive Officer at Seynekun and held the position of Vice president of Science, Technology, and Innovation at Ecopetrol, in addition to other leadership and executive roles across companies in multiple sectors. Mr. Gutiérrez de Piñeres holds a degree in Systems Engineering from Universidad del Norte, an MBA from Universidad de los Andes, and has completed various executive education programs in leadership and strategic management at IESE Business School and other academic institutions in Colombia and abroad. His business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

María Edith González Flórez, age 67, has served as Vice President of Accounting since 2010, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and graduate studies in finance from Universidad ICESI. Ms. González Flórez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Juan Carlos Echeverry Garzón, age 63, is set to begin his role as Chief Executive Officer of Banco de Bogotá on May 6, 2026. He holds a degree in Economics from Universidad de los Andes, a specialization in International Economics from the Kiel Institute for the World Economy in Germany, and studied Philosophy at Universidad Complutense de Madrid. He also holds a Ph.D. in Economics from New York University. He previously served as Chief Executive Officer of Ecopetrol, as Colombia’s Minister of Finance, as Director of the National

Planning Department and as Dean of the Faculty of Economics at Universidad de los Andes. His principal business address is Calle 36 No. 7-47, Bogotá, Colombia.

Gerardo Silva Castro, age 69, has served as Chief Executive Officer of Banco de Occidente since August 2023. He holds a degree in Civil Engineering from Pontificia Universidad Javeriana in Bogotá and a Master of Business Administration from Babson College. He has also completed executive programs at Universidad Icesi in High-Level Municipal Government and at the Centro de Liderazgo y Gestión, focused on Transformative Business Leadership. Mr. Silva has more than 25 years of experience in the financial sector, during which he has held various senior management positions. At Banco de Occidente, he previously served as Vice President of Corporate, Official and Intermediate Banking beginning in 1994, and as Vice President of Corporate Banking beginning in 2014. He currently serves on the Boards of Directors of Porvenir and Asobancaria. His principal business address is Carrera 4 No. 7-61, Cali, Colombia.

María Fernanda Suárez Londoño, age 51, has served as President of Banco Popular since 2023. She holds a degree in business administration from the Colegio de Estudios Superiores de Administración – CESA and holds a master’s degree in public policy management from Georgetown University in Washington D.C., USA. Her extensive experience includes more than 25 years of experience in both the public and private sectors where she has held positions such as CEO of Accenture Colombia, Minister of Mines and Energy of Colombia, Executive Vice President of Strategy and Finance of Ecopetrol, as well as other important positions in the Ministry of Finance and Public Credit, Porvenir, Citibank and Bank of America. She also has been a member of the Board of Directors in many important organizations in the country. Ms Suárez currently serves on the Boards of Directors of Promigas, Corficolombiana, Aval Valor Compartido – AVC and Asobancaria. Her principal business address is Calle 17 No. 7-35, Bogotá, D.C., Colombia.

Gerardo Hernández Correa, age 64, has served as President of Banco AV Villas. He holds a law degree from the University of the Andes, with a specialization in Administrative Law from the Colegio Mayor de Nuestra Señora del Rosario University. In his professional experience, he has served, among other positions, as Advisor to the Executive Director for Colombia and Peru at the IDB, Deputy Minister of Labor and Social Security, Executive Manager and Secretary of the Board of Directors of the Bank of the Republic, Financial Superintendent, Co-Director of the Board of Directors of the Bank of the Republic, and Legal Vice President of Banco de Bogotá. Mr. Hernández currently serves on the Boards of Directors of Aval Fiduciaria S.A. His business address is Carrera 13 No. 26A 47, Bogotá, D.C., Colombia

Ana Milena López Rocha, age 45, has served as President of Corficolombiana since August 2024. She is an Economist from Harvard University and holds an MBA from Columbia Business School.  Before joining Corficolombiana Ms. Lopez Rocha was Chief Financial Officer (CFO) of Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos. Previously, she served as Director General of Public Credit and the National Treasury at the Ministry of Finance and Public Credit of the Republic of Colombia. She has also worked at JP Morgan Chase Bank in London and New York where she held various roles including Vice-President of Emerging Markets. She has been a member of the Boards of Directors of Banco Davivienda, TAESA, Cenit, Compañía de Seguros Bolívar, Invercolsa, Ocensa, ISA, CTEEP, Ecopetrol, FDN, and Isagen. Ms. López currently serves on the Boards of Directors of Promigas S.A. Her principal business address is Carrera 13 No. 26-45, Bogotá, D.C., Colombia.

Miguel Largacha Martínez, age 62, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., and held other positions within BBVA Colombia S.A., including Executive Vice President and Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the Board of Directors of Fundación Grupo Aval since 2011 and Banco AV Villas since 2026. He holds a law degree from Universidad Javeriana and has further completed graduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 26 A- 65, Bogotá, D.C., Colombia.

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

For the March 31, 2025, to March 31, 2026, period the Board of Directors and support committees’ session fee per member was Ps 11,572,000 per meeting. For the April 1, 2026, to March 31, 2027 period, the Board of Directors’ session fee per member is Ps 12,162,000 and support committee’s session fee per member is Ps 2,211,000 per meeting.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information prior to our general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, which we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 54.5 billion in 2025. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain goals, and, therefore, the amounts paid may vary for each officer.

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

Independence of directors

Under NYSE corporate governance rules, a majority of a U.S. company’s Board of Directors must be composed of independent directors, although as a foreign private issuer, we would not be required to comply with this rule. Law 964 of 2005 requires that our Board of Directors consist of five to ten members and that at least 25% of such members be independent directors, and Decree 3923 of 2006 regulates their election. “Independence” within the meaning of Law 964 of 2005 is primarily concerned with independence from management and the absence of material related-party transactions between the director and the company. See “Item 10. Additional Information—B. Memorandum and articles of association”. In compliance with Colombian law and our by-laws, Grupo Aval’s Board of Directors is composed of nine members, of which five are independent under Colombian rules. In addition, Colombian law mandates that all directors exercise independent judgment under all circumstances.

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

Audit committee

Our audit committee is composed of three principal members and three alternate members, appointed by the Board of Directors, the following members were appointed as principal: Mrs. Esther América Paz Montoya, Mr. Fabio Castellanos Ordónez and Mr. Luis Fernando Lopez Roca. Mr. Fabio Castellanos Ordóñez is the financial expert on the audit committee.

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

D.          Employees

At December 31, 2025, on a consolidated basis, we employed 67,585 individuals, with 46,778 direct employees, 4,169 personnel provided by staffing service companies and 16,638 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Grupo Aval (separate), at December 31, 2025.

	Banking	Merchant	Pension and Severance
	Services (1)	Banking (2)	Fund Management	Holding	Total
Employees	35,267	8,965	2,419	127	46,778
Personnel provided by staffing service companies	2,290	1,862	17	—	4,169
Outside contractors	6,816	9,687	129	6	16,638
Total	44,373	20,514	2,565	133	67,585
(1)	47.62% (4,340 of Banco Bogotá’s (separate) direct employees (9,114) are represented by unions and 52.72% (4,805) of such employees are covered by collective bargaining agreements that expire in August 2027. 37.85% (2,670) of Banco de Occidente’s (separate) direct employees (7,054) are represented by unions and are covered by collective bargaining agreements that expire in December 2026. 55.44% (1,737) of Banco Popular’s (separate) direct employees (3,133) are represented by unions and 90.78% (2,844) of such employees are covered by collective bargaining agreements that expire in December 2026. 17.23% (645) of Banco AV Villas’ (separate) direct employees (3,743) are represented by unions and 81.41% (3,047) of such employees are covered by collective bargaining agreements that expire in December 2026.
(2)	Corficolombiana’s total employees reflect 19,989 employees from non-financial entities.

The direct employees (unconsolidated) of Corficolombiana, Porvenir, Aval Casa de Bolsa, Aval Fiduciaria and Grupo Aval are not represented by unions.

E.          Share ownership

Mr. Sarmiento Angulo beneficially owns 97.8% of our outstanding common shares and 45.5% of our preferred shares as determined under SEC rules at April 10, 2026. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 10, 2026.

		Percentage of		Percentage of
		outstanding		outstanding
	Common	common	Preferred	preferred
Shareholder	shares	shares	shares	shares
Esther América Paz Montoya	251,718	*	423,076	*
Diego Fernando Solano Saravia	53,191	*	163,135	*
Luis Fernando Pabón Pabón	83,924	*	123,773	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Luis Carlos Sarmiento Gutiérrez	—	*	—	*
Fabio Castellanos Ordóñez	—	*	—	*
Luis Fernando López Roca	—	*	—	*
Andrés Escobar Arango	—	*	—	*
José Mauricio Salgar Hurtado	—	*	—	*
Jorge Silva Luján	—	*	—	*
María Lorena Gutiérrez Botero	—	*	—	*
Jorge Adrián Rincón Plata	—	*	—	*
María Edith González Flórez	—	*	—	*
Eduardo Duque Suárez	—	*	—	*
Jorge Castaño Gutiérrez	—	*	—	*
Paula Durán Fernández	—	*	—	*
Juan Carlos Echeverry Garzón	—	*	—	*
Gerardo Silva Castro	—	*	—	*

María Fernanda Suárez Londoño	—	*	—	*
Gerardo Hernández Correa	—	*	—	*
Ana Milena López Rocha	—	*	—	*
Miguel Largacha Martínez	—	*	—	*

*     less than 0.1%.

F.          Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 81.2% of our issued and outstanding share capital at April 10, 2026. He retained 97.9% of our voting power by virtue of his beneficial ownership of 97.9% of our outstanding common shares, and beneficially owned 45.4% of our outstanding preferred shares, as determined under SEC rules, at April 10, 2026. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 23,743,475,754 of our aggregate equity securities outstanding comprised of 16,177,613,105 common shares outstanding and 7,565,862,649 preferred shares outstanding at April 10, 2026.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of April 10, 2026, regarding the beneficial ownership of our equity securities by:

●	Mr. Sarmiento Angulo, who beneficially owns 81.2% of our outstanding share capital;
●	all directors and executive officers as a group; and
●	other shareholders.

	At April 10, 2026
		Percentage of		Percentage of
		outstanding		outstanding
Principal beneficial owners	Common shares	common shares	Preferred shares	preferred shares
Luis Carlos Sarmiento Angulo	15,844,485,878	97.9%	3,435,043,780	45.4%
Other directors and officers as a group*	437,713	0.0%	798,445	0.0%
Other shareholders	332,689,514	2.1%	4,130,020,424	54.6%
Total	16,177,613,105	100.0%	7,565,862,649	100.0%

*    Other directors and officers as a group at April 10, 2026 represent less than 0.1%.

As of April 10, 2026, we had 37,861 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the American Depositary Receipts, or “ADRs”, evidencing ADSs. As of April 1, 2026, there were a total of 7,094 ADR holders of record and as of April 10, 2026 there were 17,051,212 ADRs outstanding, representing 341,024,240 preferred shares or 4.5% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	Transactions between Grupo Aval and its subsidiaries, and
		Close family
	Grupo Aval’s	members of
	directors and key	Mr. Sarmiento	Mr. Sarmiento
	management and	Angulo and their	Angulo and his
	their affiliates(1)	affiliates	affiliates

	(in Ps billions)
At December 31, 2025
Assets
Cash and cash equivalents	—	—	4.4
Financial assets in investments(2)	—	—	3,789.3
Loans(2)	149.0	20.6	3,309.5
Accounts receivable	0.0	—	2,118.0
Other assets	0.2	—	14.5
Liabilities
Deposits(3)	66.0	25.9	1,631.3
Financial obligations (4)	—	—	302.2
Accounts payable	0.6	0.4	350.8
Other liabilities	0.0	—	16.4

At December 31, 2024
Assets
Cash and cash equivalents	—	—	1.5
Financial assets in investments(2)	—	—	4,075.3
Loans(2)	65.1	22.1	3,502.8
Accounts receivable	0.2	0.0	1,646.1
Other assets	0.7	—	76.5
Liabilities	—	—	—
Deposits(3)	48.4	26.1	1,802.8
Financial obligations	—	—	1.5
Accounts payable	1.0	0.3	291.8
Other liabilities	0.0	—	25.5
(1)	Excludes Mr. Sarmiento Angulo and his affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Corficolombiana and Porvenir at December 31, 2025.
(2)	Figures based on gross outstanding balances of financial assets. See “—Financial assets and liabilities with related parties”. Financial assets in question were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.
(3)	Deposits of related parties held with us were made in the ordinary course of business, were made on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other persons.
(4)	This amount represents MFG balances resulting from transactions with BAC entities, which are classified as liabilities related to non-current assets held for sale.

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

In the past, affiliates of Mr. Sarmiento Angulo, have obtained authorizations of Grupo Aval’s Board of Directors to acquire either common or preferred shares of Grupo Aval. Most recently, on May 11, 2022, Grupo Aval’s Board of Directors authorized companies controlled by

Mr. Sarmiento Angulo to acquire up to 3.0% of common and/or preferred shares of the company in one or multiple operations, during a term of up to two years. Pursuant to such authorizations, Mr. Sarmiento Angulo acquired 62,309,162 preferred shares or Ps 35.2 billion in open market transactions.

Certain members of our Board of Directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

Financial assets and liabilities with related parties

In the past, we and some of our subsidiaries have entered into operations with BHI and its subsidiaries in the ordinary course of business. In 2020, through Resolution No. 208-20 of May 14, 2020 issued by the Superintendency of the Securities Market of the Republic of Panama, BAC International Bank, Inc. issued perpetual subordinated corporate bonds convertible into common shares for a nominal value of up to U.S.$700.0 million. The bonds bear an interest rate of 10.0% payable quarterly unless the issuer exercises its right not to pay interest. Grupo Aval Limited, a wholly-owned subsidiary of Grupo Aval, subscribed U.S.$520.0 million and as of December 31, 2025 the full balance remained outstanding.

On October 28, 2022 Grupo Aval’s General Shareholders Meeting approved the credit request submitted by Esadinco S.A. (affiliate company of Mr. Sarmiento Angulo) and authorized its Board of Directors to define the specific terms for the loan. On the same day, and according to the criteria approved by the General Shareholders Meeting, its Board of Directors authorized the company to grant credits to Esadinco S.A., for an amount up to the equivalent in Colombian pesos of U.S.$270 million at a maximum term of 60 months and for an additional amount of up to Ps 200,000 million pesos at a maximum term of 24 months.

Grupo Aval extended a loan operation to Esadinco S.A., subsequently endorsed to Endor Capital Assets S.R.L (affiliate companies of Mr. Sarmiento Angulo) on December 2, 2022. The loan operation consisted of two tranches: (i) a peso denominated loan for the equivalent in Colombian Pesos of U.S.$270.0 million with a 3-year (36 months) tenor at 3-month SOFR + 3.5% and (ii) a Ps 200.0 billion loan with a 2-year (24 months) tenor at 3-month IBR + 4.5%. The second tranche matured on December 2, 2024, and was paid in full. The remaining tranche was extended for two additional years (24 months) on October 16, 2025 for an amount equivalent in Colombian Pesos of U.S.$260 million, in accordance with the authorizations provided by Grupo Aval’s General Shareholders Meeting and its Board of Directors.

Collateral was established at a minimum of 115% of the capital outstanding and the underlying assets deemed acceptable were shares of BHI or any other subsidiary under Grupo Aval’s direct control. The transactions were conducted on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. At December 31, 2025, the outstanding balance at amortized cost of the loan was Ps 982.6 billion.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 10, 2026, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular, and 11.5% of Corficolombiana.

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

The table below presents the insurance premiums for life and disability insurance paid for the periods indicated.

Period	Amount
(in Ps billions)
For the year ended December 31,
2025	3,142.2
2024	2,773.3
2023	2,520.7

Vida Alfa also provides:

●	life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and
●	labor risks insurance for employees of Grupo Aval and its subsidiaries in Colombia.

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

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo at December 31, 2025, and may continue to provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations) and Vigía S.A. (security services). At December 31, 2025 we had significant influence with a 34.0% equity interest in ADL Digital Lab S.A.S. (digital development), a company beneficially owned by Mr. Sarmiento Angulo.

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

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. As of December 31, 2025 and 2024, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of Ps 155.4 billion and Ps 192.5 billion, respectively. These figures are presented before minority interest and thus do not reflect their potential impact on Grupo Aval’s net income attributable to owners of the parent.

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

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. The aggregate equity market capitalization of the 62 issuers listed on the Colombian Stock Exchange at April 10, 2025 was Ps 556.1 trillion.

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

Each individual investor who deposits preferred shares into the ADR facility in exchange for our ADSs will be required, as a condition to acceptance by Fiduciaria Bogotá S.A., now Aval Fiduciaria, as custodian of such deposit, to provide or cause to be provided certain information to Aval Fiduciaria and/or the Depositary to enable it to comply with the registration requirements under the foreign investment regulations relating to foreign exchange. On January 2, 2026, the fiduciary business of Fidubogotá was spun-off and merged with Aval Fiduciaria, which absorbed its contractual obligations with clients and is now the custodian to Grupo Aval’s ADSs. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain registration and other requirements under the foreign investment regulations. Under these regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank on a timely basis may prevent the investor from obtaining remittance payments, including for the payment of dividends, constitute an exchange control violation and/or result in a fine.

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 10, 2026, we had 16,177,613,105 common shares outstanding, and 7,565,862,649 preferred shares outstanding.

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

Redemption

All shareholders (whether holders of common or preferred shares) have, at their option, a redemption right if, as a result of a merger, transformation or spin-off of the Company, (a) the shareholders must assume a higher level of liability (i.e., by transforming a corporation into a partnership), or (b) the economic rights of the shareholders are impaired. In these events, the shareholders that were not present at the meeting in which the decision was taken or that voted against it, may exercise the redemption right.

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

Colombian Tax Considerations

For Colombian tax purposes, the tax residence status is triggered depending on the type of individual as follows:

Foreign individuals

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

Diplomatic employees of the Colombian state and their companions

These individuals are totally or partially exempted from income tax or capital gains tax in the country in which they are performing their work, according to the Vienna Conventions on Diplomatic and Consular Relations.

Colombian nationals

Individuals:

An individual is considered a tax resident under different circumstances, one of which is the permanence in Colombian territory either continuously or discontinuously (considering days between arrival and departure) for 183 days in any given 365-day period. If the 365-day period covers more than one taxable year, the individual will be deemed as a taxpayer for the second year as mentioned above.

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

As an exception to the previous rule, a Colombian National will not be considered resident for tax purposes if during the relevant taxable year such individual: (i) perceives 50% or more of their income in the country of domicile, or (ii) has 50% or more of their assets possessed in that country.

Legal entities:

For Colombian tax purposes, a legal entity is considered a tax resident generally when its effective place of management is located in Colombia during the relevant taxable year. The effective place of management is understood as the location where the material and substantive commercial and management decisions necessary for the day-to-day conduct of the business are made. In determining this place, all relevant facts and circumstances must be evaluated, with particular emphasis on where the company’s directors or managers habitually exercise their functions and where the entity’s daily activities are carried out. Additionally, a Legal Entity incorporated under the laws of Colombia or whose principal place of business is located in Colombia, is also considered a Colombian resident.

Pursuant to the Colombian Tax Code, resident individuals and Colombian entities are subject to tax over their worldwide income, while non-resident individuals and foreign entities are taxed only on their Colombian-source income.

Foreign entities with permanent establishments

Foreign entities with permanent establishments (e.g. branches in Colombia) are subject to tax on the worldwide income attributable to the permanent establishment. Colombian tax law includes a definition of permanent establishment (“PE”) for foreign entities or individuals which applies when the entity or individual trigger the events described below in Article 20-1 of the Colombian Tax Code. In this case, as stated above, the PE is considered a Colombian taxpayer with respect to its attributable worldwide income. According to Colombian Tax Code, a PE can be created as follows:

A fixed place of business PE:

When a foreign entity carries out its business activities in Colombia through a fixed place of business located in the country, through which it carries on its business wholly or partially. The fixed place of business PE concept includes, among others, branches and offices that the foreign entity may have at its disposal, irrespective of whether it is used exclusively or not to carry on all or part of the business, and without regard of the legal title to use or hold such space.

Agency PE:

Applies for (i) Colombian dependent agents which have and usually exercises the ability to conclude legally binding agreements for entities from abroad; and for (ii) Colombian independent agents when all or the majority of their activities are undertaken on behalf of such company, and the same have agreed on or imposed financial or commercial conditions that differ to the ones that have been agreed with a third party, since those are deemed dependent agents.

No PE would be triggered whenever there is an actual fixed place of business or a dependent agent, if the activities carried on in Colombia correspond to preparatory or auxiliary activities.

Taxation of Dividends

As a general rule, dividends distributed out of profits that have not been taxed at the level of a Colombian entity (e.g., because of the application of the tax benefit, a difference in treatment between the accounting books and the Colombian tax framework, the amortization of Net Operating Losses –NOLs– amortization, etc.), are subject to the corresponding income tax rate applicable in the year in which the dividends are paid or become payable to the shareholder. In this case, the Colombian entity should apply a withholding which may be credited by the shareholder against its income tax liability. The applicable withholding tax rate is the same as the general income tax, 35% for 2025.

Financial institutions, insurance and reinsurance companies, stockbrokers, among others, will be subject to a 5% corporate tax surcharge until 2027 (bringing the total corporate income tax rate of 40%) if their taxable income exceeds 120,000 UVT (Ps. 5,975.9 billion for 2025).

This Colombian dividend tax will be levied by the entity paying the dividend. In the case of a distribution to foreign legal entities or non-resident individuals, a withholding tax of 20% relative to the payment or book entry will be applied.

Regarding tax resident individuals, dividends paid after January 1, 2023, must be taxed under the progressive rate under Section 241 of the Colombian Tax Code (capped at a rate of 39%). Under specific situations, the national dividend paying entity should apply a withholding tax of 15%.

Before applying the previously mentioned tax rate, the following scenarios must be considered:

Dividends that were taxed at a corporate level

In accordance with current regulations, dividends which have been taxed at a corporate level will be subject to:

●	When the investor is a national entity, dividends distributed out of profits taxed at the corporate level will be subject to a 10% withholding tax. Such withholding tax may be offset against the dividend taxed on the shareholder in the case of individuals tax residents in Colombia and foreign investors. The exceptions for the application of the dividend withholding tax will still apply.

●	When the investor is a foreign entity or non-resident individual, dividends distributed from profits taxed at the corporate level will be subject to a 20% withholding tax.

●	When the investor is a resident individual, dividends distributed from profits taxed at the corporate level must be taxed under the progressive rate of Section 241 of the Colombian Tax Code.

Dividends that have not been taxed at a corporate level

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

Transition regime for tax on dividends:

If the profits were generated prior to December 31, 2016 (“pre-2017") and appropriated to be distributed in the future, dividends are not subject to the provisions of the current regulations in the case of profits that were taxed at the corporate income tax rate. For profits that were not taxed at the corporate income tax rate, the recapture tax (35% for 2026) will be applicable.

Based on the above, the following table summarizes the tax treatment of dividends in the absence of a tax treaty:

Dividend	Rate

Dividend distribution made out of pre-2017 profits that were subject to tax at the Colombian corporate level distributed to Tax Resident Individuals, Colombian entities and Non-Colombian Tax Residents.

Non taxed or no applicable withholding tax Non taxed or no applicable recapture tax of 35%
Dividend distribution to Colombian Tax Residents Individuals made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	Non taxed or no applicable dividends withholding tax, but must apply recapture tax of 35% if the dividend was non taxed at a corporate level
Dividend distribution to Colombian entities made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	Non taxed or no applicable dividends withholding tax, but must apply recapture tax of 35% if the dividend was non taxed at a corporate level
Dividend distribution to Non-Colombian Tax Residents made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	Non taxed or no applicable dividends withholding tax, but must apply recapture tax of 35% if the dividend was non taxed at a corporate level

Dividend	Rate
Portfolio Investments: Dividend distribution to Non-Colombian Tax Residents made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	25%
WTH on Dividend distributions paid to Tax Resident Individuals out of post-2016 profits that did pay tax at the Colombian corporate level

1. The individual must include the dividend profit in its income tax return (taxed at a maximum of 39%).

2. The national entity that grant the dividend could have to apply a withholding tax of 15% (if the dividend amount is equal or superior of 1.090 UVTs)

WTH on Dividend distributions paid to Colombian entities out of post-2016 profits that did pay tax at the Colombian corporate level	10% since January 1, 2023

WTH on Dividend distributions paid to Non-Colombian Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did pay tax at the Colombian corporate level

20% since January 1, 2023
Dividend distribution paid to tax residents individuals out of post-2016 profits that did NOT pay tax at the Colombian corporate level

1. Recapture tax of 35% if the dividend was non taxed at a corporate level.

2. The individual must include the dividend profit in its income tax return (taxed at a maximum of 39%).

3.  The national entity that grants the dividend could have to apply a withholding tax of 15% (if the dividend amount is equal to or more than 1,090 UVTs)

Dividend distribution paid to Colombian entities out of post-2016 profits that did NOT pay tax at the Colombian corporate level. The rates shown consist of a combined rate (i.e. Income Tax withholding of 35% -taxable period 2025- and dividends withholding tax rate of 10% result in a combined rate of 41.5% for FY 2025).

41.50% as of 2025

Dividend distribution paid to Non-Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did NOT pay tax at the Colombian corporate level. The rates shown consist of a combined rate (i.e. recapture tax of 35%, plus the dividends withholding tax rate of 20% result in a combined rate of 48% for FY 2025)

48% as of 2025
Portfolio Investments: Dividend distribution paid to Non-Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did NOT pay tax at the Colombian corporate level	40.00%

The dividend payment approved by Grupo Aval’s General Meeting of Shareholders held on March 27, 2026, will be distributed from the profits of years 2019 and 2020, subject to be distributed with benefit for the shareholders. The tax on dividend tax from profits generated by the company depends on the recipient (Colombian tax resident individuals, Colombian entities, Non-Colombian tax residents or Non-Colombian tax residents complying with the portfolio investment definitions under the Colombian Tax Code).

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

Other Colombian Taxes

●	Financial institutions, insurance and reinsurance companies, stockbrokers, among others, will be subject to a 5% income tax surcharge (total corporate income tax rate of 40%) until 2027, to the extent their taxable income exceeds 120,000 UVTs (Ps 5,975.88 billion).

●	15% minimum tax rate (adjusted tax rate): Law 2277 of 2022 established a 15% minimum tax rate (referred to as adjusted tax rate - ATR). The ATR will be determined based on the ratio between the adjusted income tax (AIT) divided by the adjusted income (AI). Law establishes the factors to be considered when calculating the AIT and AI. If the ATR is lower than 15%, income tax must be adjusted to achieve the 15% rate. This rule does not apply, among others, to non-residents, hotels and concessions.

●	Significant economic presence: Non-residents with a “significant economic presence” (SEP) in Colombia will be subject to a general 10% withholding tax (unless another withholding tax rate applies). Nevertheless, the non-resident entity may opt to assess its income tax liability at a 3% rate over the gross income of Colombian source, subject to the filing of an income tax return.

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

●	Tax deductions, benefits and incentives: Certain non-taxable income, special deductions, exempt income, and tax credits will be limited to 3% of net taxable income prior to the special deductions subject to the limitation. The limitation will apply only to the tax benefits expressly provided by the rule. Although some special treatments were repealed, it is generally provided that acquired rights should be respected until the term originally provided by the repealed Law.
●	Effective place of management (“Sede Efectiva de Adminstración”): The considerations that qualify a non-resident entity to have an effective place of management in Colombia were broadened. Amongst the new considerations, an effective place of management may exist based on the day-to-day activities as opposed to previously considered strategic activities. A non-resident that has an effective place of management is considered by tax authorities as a Colombian tax resident. There are no Colombian stamp, issue, registration, transfer, or similar taxes or duties payable by holders of shares or ADSs

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

United States Federal Income Taxation Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or preferred shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds our ADSs or preferred shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including any minimum tax consequences, the potential application of certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a PFIC for U.S. federal income tax purposes for the 2025 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest) and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

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

F.          Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay are influenced by the amount of dividends received from our subsidiaries. Our subsidiaries declared Ps 788.3 billion and Ps 686.6 billion of dividends payable to us based on the net income reported for the years ended December 31, 2025 and 2024, respectively. We declared an aggregate of Ps 755.0 billion and Ps 655.3 billion of dividends to our shareholders with respect to net income for the years ended December 31, 2025 and 2024, respectively.

Unless noted otherwise, the following table presents the net profits of, and dividends (cash and stock) declared by us and each of our direct subsidiaries, and the amount of dividends that we would be entitled to receive from each of them with respect to net income for the periods indicated.

	Dividends declared with respect to net income for the year ended December 31,
	Direct ownership interest held by Grupo Aval		Separate net profits		Dividends declared		Dividends contributed to Grupo Aval		Dividends declared by Grupo Aval
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Banco de Bogotá	68.9%	68.9%	1,260.0	1,128.5	758.8	622.4	523.0	429.0	—	—
Banco de Occidente	72.3%	72.3%	533.7	495.0	266.8	248.8	192.8	179.8	—	—
Banco Popular	91.8%	93.7%	15.1	(226.7)	—	—	—	—	—	—
Banco Av Villas	79.9%	79.9%	(52.6)	(116.3)	—	—	—	—	—	—
Corficolombiana	8.7%	8.7%	514.7	327.7	24.1	23.0	—	—	—	—
Porvenir	20.0%	20.0%	701.9	652.6	250.1	326.3	50.0	65.3	—	—
Aval Fiduciaria	94.5%	94.5%	16.4	12.9	14.7	12.9	13.9	12.2	—	—
Aval Casa de Bolsa	40.8%	40.8%	10.9	0.8	5.0	0.7	2.0	0.3	—	—
Aval Banca de Inversión	70.0%	0.0%	9.4	—	9.4	—	6.5	—	—	—
Total			3,009.4	2,274.6	1,328.8	1,234.2	788.3	686.6	755.0	655.3

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

Our company pays dividends based on our net income as reported in our separate audited financial statements prepared under Colombian IFRS. For the year ended December 31, 2025 separate net income as reported in our Colombian IFRS financial statements was Ps 1,735.4 billion. For the year ended December 31, 2024 separate net income as reported in our Colombian IFRS financial statements was Ps 999.9 billion.

We expect that differences between Colombian IFRS and IFRS financial statements will continue to occur in future periods. The amount of dividends expected from our subsidiaries will also depend on the future share ownership in our subsidiaries.

Dividend history of Grupo Aval

The following table presents the annual cash dividends paid by Grupo Aval on each share during the periods indicated.

	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2023	24.00	0.006
2024	27.60	0.007
2025	31.80	0.008

Given that Grupo Aval’s dividends have been to some extent dependent on the dividends received from its direct stakes in each of its equity investments, we detail below the cash and stock dividends per share paid by each of Grupo Aval’s direct equity investments for the periods indicated.

Banco de Bogotá

	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2023	1,452.00	0.386
2024	1,752.00	0.466
2025	2,136.00	0.569

Banco de Occidente

	Total dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2023	1,380.00	0.367
2024	1,596.00	0.425
2025	1,711.15	0.455

Banco Popular

	Total dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2023	—	—
2024	—	—
2025	—	—

Banco AV Villas

	Total dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2023 (1)	—	—
2024	—	—
2025	—	—

(1)	Cash dividend paid to preferred shares, corresponding to 4.5% of the respective issuance price for each issuance between 1994 and 2005.

Porvenir

	Total dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2023	2,568.00	0.684
2024	2,988.00	0.795
2025	2,290.00	0.610

Banco de Bogotá, Fiduciaria Bogotá, Banco de Occidente and Fiduciaria de Occidente received dividend payments from Porvenir in their respective ownership of the company (see Item 4—B. Business overview—Our operations).

Corficolombiana

	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2023 (1)	1,135.00	0.302
2024 (1)	1,194.00	0.318
2025 (1)	1,255.00	0.334
(1)	Cash dividend to be paid in one installment to 19,227,075 preferred shares.

Banco de Bogotá, Banco de Occidente and Banco Popular received dividend payments from Corficolombiana in their respective ownership of the company (see Item 4—B. Business overview—Our operations).

Aval Fiduciaria

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2023	557.87	—	557.87	0.148
2024	—	411.87	411.87	0.110
2025	382.45	—	382.45	0.102
(1)	In accordance with regulation, payment in stock dividends must be explicitly consented to by shareholders. If a shareholder does not explicitly express the desire to receive stock dividends, the payment will be made in cash the same day in which the payment of stock dividends is made.

Prior to December, 2024, Grupo Aval did not hold any direct holdings in Aval Fiduciaria.

Aval Casa de Bolsa

	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2023	114.86	0.031
2024	47.90	0.013
2025	318.18	0.085

Prior to December, 2024, Grupo Aval did not hold any direct holdings in Aval Casa de Bolsa.

Aval Banca de Inversión

	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2025	600.42	0.160

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

Our Board of Directors leads the process of establishing a sound risk management culture, that supports and provides appropriate standards for responsible behavior. The risk framework fully approved by our Board of Directors requires risk management practices to be integrated into key processes across Grupo Aval, ensuring risks are appropriately identified, assessed, monitored, and mitigated in a timely manner, depending on a range of factors, including the nature, size, complexity, and risk profile.

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

Corporate Risk Unit

The corporate risk unit is led by Grupo Aval’s Chief Risk and Compliance Officer, whose responsibilities include:

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

Additionally, our financial subsidiaries have established asset-liability committees (ALCOs), that decide on matters related to asset liability management and evaluate the effectiveness of the interest rate risk of banking book (RTILB for its initials in Spanish) and liquidity risk (SARL for its initials in Spanish) management systems. The ALCOs set each bank’s policies for balance sheet management and evaluate the potential impact on revenue under various scenarios.

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

Commercial Lending

At December 31, 2025, 57.14% of our total gross consolidated loan portfolio was commercial loans to corporate, small, and medium sized enterprises. However, the share of commercial loans varies across of our banks. As of December 31, 2025, the percentage of commercial loans was 63.44%, 69.77%, 29.29%, 24.05% and 54.07% for Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana, respectively.

The credit approval process for commercial loans at each of our banks in Colombia follows the policies and lending authorities established by each banking subsidiary. The highest lending authority in all banks, other than the Board of Directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá and Banco AV Villas, Comité de Crédito Dirección General at Banco de Occidente and Comité de Presidencia at Banco Popular). These have approval authority of lending limits that range between Ps 12.9 billion at Banco AV Villas and Ps 50.0 billion at Banco de Bogotá.

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

Consumer Lending

Consumer lending represented 31.38% of the total gross consolidated loan portfolio as of December 31, 2025. However, our share of consumer lending and specialization by product varies across of our banks. As of December 31, 2025, Banco Popular’s consumer lending represented 66.97% of its total gross loan portfolio and is concentrated mainly in payroll loans (libranzas), a product in which it is one of the leaders in Colombia. Consumer lending represented 53.50% at Banco AV Villas, 22.43% at Banco de Bogotá and 23.42% at Banco de Occidente. At Corficolombiana, 45.25% of total gross loans were consumer loans granted primarily by Promigas and its subsidiaries to its residential gas utility users.

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

Mortgage Lending

Mortgage lending represented 11.48% of our total gross consolidated loan portfolio as of December 31, 2025, with Banco de Bogotá and Banco AV Villas being the highest share. Mortgage lending represented 14.13% and 22.44% of Banco de Bogotá’s and Banco AV Villas’ total gross loan portfolios, respectively, as of December 31, 2025.

Microcredit Lending

Microcredit loans represented 0.001% of the total gross loan portfolio as of December 31, 2025.

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

During 2025, Grupo Aval’s financial subsidiaries in Colombia maintained adequate levels of high-quality liquid assets to meet the 30-day liquidity requirements, according to the methodology of the Superintendency of Finance. There is no evidence of any upcoming liquidity risk threat.  Notwithstanding the foregoing, the liquidity units of the financial subsidiaries have worked to measure the future impacts on the index considering the economic and commercial environment.

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

Available stable funding (ASF) is defined as the sum of: (i) capital; (ii) preferred stock with maturity of equal to or greater than one year; (iii) liabilities with effective maturities of one year or greater multiplied by an ASF factor of 100%; and (iv) the portion of “ stable” non-maturity deposits and/or term deposits with maturities of less than one year that would be expected to stay with the institution for an extended period in a stress scenario multiplied by an ASF factor between 0% and 90%.

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

Since the CFEN ratio was introduced into liquidity risk regulation in 2019, the Superintendencia Financiera de Colombia (SFC) has progressively enhanced this framework by incorporating additional requirements, including new segments and risk factors. As stipulated in Circular Externa 013, issued in 2023, entities are required to develop a qualitative and quantitative methodology to classify deposits from supervised financial entities (currently its factor is 25%), collective investment funds without permanency agreements (currently its factor is 25%), and the real sector (currently its factor is 90%), into operating and non-operating categories based on their stability. This methodology must be submitted to the SFC for approval by November 30, 2026, with the objective of applying differentiated risk factors according to their stability levels: supervised financial entities (operating 50%, non-operating 0%), collective investment funds without permanency agreements (operating 50%, non-operating 0%) and the real sector (operating 90%, non-operating 50%).

The required threshold of CFEN is 100% for Group 1 banks and 80% for Group 2 banks, and merchant banks are not subject to this limit. At December 31, 2025, Banco de Bogotá, Banco de Occidente and Banco Popular were deemed to be Group 1 banks. Banco AV Villas was classified as Group 2, and in 2026 it has been classified as Group 1.

The following tables show the consolidated CFEN ratio for each of our banks in Colombia as well as for Corficolombiana, expressed as a percentage as of December 31, 2025, and 2024 as follows:

	At December 31, 2025
	Banco de Bogotá S.A.	Banco de Occidente S.A.	Banco Popular S.A.	Banco AV Villas S.A.	Corficolombiana S.A.
	(in Percentage)
CFEN	109.5	107.9	113.1	111.1	98.8

	At December 31, 2024
	Banco de Bogotá S.A.	Banco de Occidente S.A.	Banco Popular S.A.	Banco AV Villas S.A.	Corficolombiana S.A.
	(in Percentage)
CFEN	107.0	105.6	112.5	107.2	97.2

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

See Note 4.2. of our audited consolidated financial statements for the regulatory value-at-risk methodology and results, structural foreign exchange risk, interest rate risk in the banking book and sensitivity of Grupo Aval’s consolidated balance sheet.

Interest Rate Risk in the Banking Book (IRRBB)

Financial subsidiaries are exposed to Interest Rate Risk in the Banking Book (IRRBB) when interest rates change, as the present value and timing of future cash flows may be affected. This, in turn, impacts the underlying value of the entity’s assets, liabilities, and off-balance sheet items, and consequently, the Economic Value of Equity (EVE). Changes in interest rates also affect the entity’s earnings by altering interest-sensitive income and expenses, thereby impacting its Net Interest Margin (NIM).

The measurement of IRRBB is conducted using two main metrics: the Economic Value of Equity (EVE), which assesses the fluctuation of equity in response to changes in interest rates using a liquidation balance sheet, and the Net Interest Margin (NIM), which calculates the impact on interest income due to movements in interest rates using a constant balance sheet and a 12-month window.

The results for the Aval Banks at December 31, 2025 were primarily determined by the adverse behavior of reference market rates during the fourth quarter of the year. In particular, the sharp increase observed in the IBR swap curve had a significant impact on the discounting rates of asset and liability cash flows, which deteriorated the Delta VEP/CET1+AT1 indicator at year-end.

See Note 4.2.4 of our audited consolidated financial statements for the Interest Rate Risk in the Banking Book methodology and results, structural foreign exchange risk, interest rate risk in the banking book and sensitivity of Grupo Aval’s consolidated balance sheet

Interest rate benchmark reform

Law 2294 of 2023 requires the Central Bank of Colombia to publish the DTF benchmark rate until December 31, 2026, and establishes that, as of January 1, 2027, references indexed to the DTF shall be deemed to refer to the 3-month IBR, expressed in effective annual terms. In this context, Grupo Aval and its subsidiaries are implementing measures to migrate financial positions to alternative benchmarks, avoiding new exposures and renewing transactions under the 3-month IBR or the benchmark agreed with clients.

As of December 31, 2025, Grupo Aval reported Ps 2,706,118 million in non-derivative financial assets and loan commitments, and Ps 36,230 million in non-derivative financial liabilities linked to the DTF, mainly related to rediscount operations with Finagro, mandatory investments, and agreements with governmental entities, with no derivative positions outstanding. Contracts indexed to the DTF with maturities beyond December 31, 2026 amounted to Ps 1,833,218 million in non-derivative financial assets and loan commitments, and Ps 33,686 million in non-derivative financial liabilities.

Although the remaining value indexed to the DTF is not material relative to total assets, Grupo Aval will continue monitoring these positions to mitigate potential adverse effects on business, operating results, financial condition, and prospects arising from the transition to alternative benchmark rates.

The amounts of the contracts that Grupo Aval and its subsidiaries have indexed to DTF as of December 31, 2025, and the amounts of the assets and liabilities that will mature after December 31, 2026, are shown below:

December 31, 2025
Assets		Total amount of contracts		Total amount of contracts expiring after December, 2026

Debt securities held for trading	Ps.	—	Ps.	—
Debt securities mandatorily FVTPL		—		—
Debt securities FVOCI		—		—
Debt securities at amortized cost		156,483		—
Loans Commercial		2,330,607		1,622,411
Loans Consumer		219,008		210,808
Loans Mortgage		—		—
Loans Microcredit		20		—

Total financial assets indexed to DTF	Ps.	2,706,118	Ps.	1,833,218

Liabilities		Total amount of contracts		Total amount of contracts expiring after December, 2026

Checking accounts	Ps.	—	Ps.	—
Time deposits		793		158
Saving deposits		24,673		—
Other deposits		—		—
Leases contracts		—		—
Borrowing from banks and others		—		—
Long-term debt		—		—
Borrowing from development entities		36,230		33,686

Total financial liabilities indexed to DTF	Ps.	61,695	Ps.	33,844

Grupo Aval’s subsidiaries have neither trading derivatives nor risk management hedges indexed to DTF.

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

The operational risk policies in Grupo Aval and financial subsidiaries are approved by the Board of Directors of each of subsidiary and are aimed at complying with the guidelines established by Superintendency of Finance. These guidelines require that we establish a system of operational risk management (SARO) that includes identification, measurement, control and monitoring of functions required to ensure adequate risk management.

As part of the processes carried out in the management of operational risk, Grupo Aval executes its core, strategic, and support processes, implementing the necessary controls to fulfill its obligations to clients, shareholders, and other stakeholders. The management of SARO is further strengthened through the definition, implementation, testing, and maintenance of the Business Continuity Plan, which reinforces the operational risk control framework.

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

Grupo Aval and its subsidiaries participate in the corporate operational risk management committee, made up of the heads of the Operational Risk Units of each financial subsidiary and Grupo Aval's risk management personnel. The main activities of this committee are as follows:

•reviewing, studying and updating corporate policies and guidelines for operational risk management;

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

In the case of the pension and severance fund management, the Superintendency of Finance has established a different methodology in the same circular.

According to the standard model, the operational risk for Grupo Aval´s financial subsidiaries consolidated at their level and their respective value in basis points of regulatory capital of December 31, 2025 and 2024 was as follows:

	At December 31, 2025		At December 31, 2024
Entity	Value	Basis Points of Regulatory Capital	Value	Basis Points of Regulatory Capital

	(in Ps millions)
Banco de Bogotá and subsidiaries	8,711	131	7,382	112
Banco de Occidente and subsidiaries	3,746	102	3,151	83
Banco Popular and subsidiaries	3,984	207	4,605	224
Banco AV Villas S.A.	1,346	133	1,144	129
Corficolombiana and subsidiaries	2,286	452	3,022	560
Porvenir S.A.	1,526	5,011	1,349	5,089
Aval Fiduciaria	162	7,801	143	7,117
Aval Casa de Bolsa	31	1,746	35	1,452

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

In 2025 Grupo Aval and its subsidiaries, maintained its analysis of external transactional fraud events, identifying their modalities and causes in order to generate mitigating actions that protect the service offered by our entities. Identifying the vulnerabilities of products and services allows executing action plans that look to improve the service to customers and users.

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

Anti-bribery and anti-corruption

Grupo Aval has designed controls to safeguard that its employees act with integrity in all their dealings and strictly prohibits bribery and corruption in any form. Grupo Aval is committed to a policy of zero tolerance against corruption. Anti-corruption principles are stated in the Corporate Anti-Corruption Policy and are summarized below, based on the fundamental principle of zero tolerance:

●	Employees of Grupo Aval and of all its subsidiaries must conduct their business fairly, honestly, accountably and transparently; therefore, all forms of corruption, including facilitation payments, are strictly prohibited;
●	Ethical lines of Grupo Aval and its subsidiaries are available to employees and third-parties. Any complaints are carefully investigated, ensuring appropriate actions and the whistle blowers anonymity. Other means such as email and web pages can be used to report corruption events;
●	Gifts or entertainment must always be proportionate and reasonable, must have a legitimate purpose and must not create a conflict of interest or the perception thereof;
●	Donations, sponsorships and other operations are controlled, regulated by strict principles, and should be reported to Compliance Officers; and
●	Questionable behavior should be challenged, and rumors of improper payments or activities should be reported to management or could be reported via the whistle blower reporting channels.

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

Details of the litigation filed against Grupo Aval are disclosed in Note 22 and 27 to our audited consolidated financial statements.

Conglomerate Risk

As of December 31, 2025, Aval Financial Conglomerate includes 27 Colombian and foreign entities that undertake activities under the supervision of the Superintendency of Finance (SFC).

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

Throughout 2025, financial conglomerate's risks management function was carried out in accordance with the defined policies, procedures, and methodologies.

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

For the year ended December 31, 2025, we received U.S. $58,429.91 in payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program, which were remitted in 2026.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.          Defaults

No matters to report.

B.          Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Material modifications to instruments

Not applicable.

B.          Material modifications to rights

Not applicable.

C.          Withdrawal or substitution of assets

Not applicable.

D.          Change in trustees or paying agents

Not applicable.

E.          Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.          Disclosure controls and procedures

As of December 31, 2025, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of our disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Officer and our Chief of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the guidelines set forth by the COSO 2013.

Based on this assessment, management believes that, as of December 31, 2025, its internal control over financial reporting was effective.

C.          Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2025, has been audited by KPMG, an independent registered public accounting firm. KPMG’s Report of Independent Registered Public Accountant Firm appears on page F-2.

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

ITEM 16C. Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2025	2024

	(In Ps millions)
Audit fees	38,081	33,800
Audit-related fees	63	54
Tax fees	—	—
All other fees paid	—	—

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 38,081 million and Ps 33,800 million for the years 2025 and 2024, respectively.

Additionally, other fees paid, which include other consultancy fees different from audit and audit-related fees, totaled Ps 63 million and Ps 54 million for the years ended 2025 and 2024, respectively.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

ITEM 16J. Insider Trading Policies

We have adopted a Securities Trading Policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Securities Trading Policy is included as an exhibit to this annual report. Since its effective date, we have not waived compliance with our statement of trading policies.

ITEM 16K. Cybersecurity

In an increasingly digital and regulated environment, at Grupo Aval and its subsidiaries, cybersecurity risk management is an integral part of our enterprise risk management program. We establish policies, methodologies, and procedures aligned with local regulations, international standards, and industry best practices. In recent years, we have significantly expanded our capabilities to counteract the increasing number of attempts to breach our security barriers, the growing use of the Internet and automated processes, and the diversification of financial transaction channels. Our cybersecurity risk management framework provides a structured approach for handling threats and incidents, including those linked to third-party service providers. It includes steps for assessing the severity of threats, identifying their sources, implementing mitigation strategies, and informing management and the Board of Directors of material cybersecurity risks. We and our financial subsidiaries engage third-party security experts for risk assessment and system enhancements. Additionally, our cybersecurity team provides annual training to all employees. One of the greatest cybersecurity risks in 2025 was the increasing sophistication of AI-based attacks, which are growing exponentially in speed and success rate. Quantum computing also presents a significant risk, as it threatens to render current cryptographic protocols obsolete, posing substantial security challenges for data and communication systems. Grupo Aval actively monitors and mitigates these risks through a robust control environment based on industry best practices, specialized security frameworks, and proactive measures.

To mitigate the risks associated with the growing use of digital channels and prevent cyber-fraud, in 2025, we launched initiatives that included strengthening Digital Banking Security Innovation by defining new authentication and authorization models. As part of this effort, more than 25 leading market technologies were reviewed together with the Grupo Aval entities. These advances will enable us to enhance the usability of digital products and improve our customers’ experience. We began the Security Architecture Diagnostic initiative using a Security-by-Design approach to reinforce our assurance strategy for the cloud environments used by Grupo Aval and its subsidiaries. We also conducted the first cyber risk quantification exercises for seven entities within the Grupo Aval, allowing us to prioritize and support decision-making in cybersecurity risk management. Additionally, we initiated strengthening the governance model, methodology, and assessment criteria used to classify more than 230 critical suppliers that form part of our value chain. Furthermore, we continued the process of centralizing the cybersecurity capabilities of the entities into our Security Operations Center (“SOC”), together with the CSIRT (“Computer Security Incident Response Team”) functions. This effort enables us to leverage operational synergies and advance toward a more efficient economic model, generating comprehensive benefits for the Grupo Aval.

On another front, and to mitigate cybersecurity risks associated with our strategic projects, we supported the definition of security guidelines and directives for business services such as Open Banking, the Immediate Payments System (“SPI”) of the Central Bank of Colombia, Aval Secure and Resilient, the corporate online banking security strategy, physical asset management, and the balance-sheet financial risk platform, among others.

Throughout 2025, the Board of Directors of our financial subsidiaries has overall oversight of cybersecurity risk management. This responsibility is delegated to the Cybersecurity and Information Security Committee and its equivalents at the Board level. These committees ensure that management has processes in place to identify and evaluate cybersecurity risks, implement mitigation strategies, and report material cybersecurity threats to the Board and the Corporate Vice-Presidency of Risk and Compliance. Grupo Aval’s Board of Directors has designated a member to oversee cybersecurity risk management at a corporate level. Management is responsible for continuously assessing material cybersecurity risks, monitoring potential exposures, implementing mitigation measures, and maintaining cybersecurity programs. Our cybersecurity programs are directed by the Corporate Vice-Presidency of Risk and Compliance and the Corporate Vice-Presidency of Cybersecurity. These teams consist of certified and experienced professionals in information systems security and cybersecurity risk management.

Grupo Aval’s management, including the Vice Presidency of Risk and Compliance and cybersecurity teams, regularly update their Boards of Directors and Cybersecurity and Information Security Committees on the company’s cybersecurity programs, risks, and mitigation strategies. Reports are provided semi-annually or quarterly in some subsidiaries, covering third-party assessments, developments in cybersecurity, and updates to mitigation strategies. In 2025, we did not identify any cybersecurity threats that materially affected or are likely to materially affect our business strategy, operations, or financial condition. However, despite our efforts, we acknowledge that cybersecurity risks cannot be entirely eliminated, and we cannot guarantee that we have not experienced an undetected cybersecurity incident. For more information on these risks, please refer to: “Item 3. Key Information—Risk Factors—Other Risks Relating to Our Businesses—We Are Subject to Cybersecurity Threats” and “Item 3. Key Information—Risk Factors—Other Risks Relating to Our Businesses—Failure of Our Information Systems Could Materially and Adversely Affect Our Risk Management, Internal Controls, and Financial Condition”.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial Statements

Financial statements are filed as part of this annual report, see page F-1.

ITEM 19. Exhibits

1.1	English translation of By-laws of Grupo Aval. (incorporated by reference Exhibit 1.1 to our Annual Report on Form 20 – F for the year ended December 31, 2024, filed with the SEC on April 28, 2025).

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

8.1	Subsidiaries of the registrant.

11.1	Securities Trading Policy (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20–F for the year ended December 31, 2023, filed with the SEC on April 17, 2024).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Grupo Aval Clawback Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20–F for the year ended December 31, 2023, filed with the SEC on April 17, 2024).

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document Inline XBRL Cover Page Interactive Data File (embedded within the Inline XBRL document).

104.

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Grupo Aval.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Aval Acciones y Valores S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aval Acciones y Valores S.A. and subsidiaries (Grupo Aval) as of December 31, 2025 and 2024, the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards Accounting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, Grupo Aval maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(i)	Assessment of the loss allowance on the loan portfolio

As discussed in Notes 4.1.5 and 11 to the consolidated financial statements, Grupo Aval’s loss allowance for its loan portfolio was 8,429,970 million of Colombian pesos as of December 31, 2025.  The Group measures the loss allowance for its loan portfolio at an amount equal to lifetime Expected Credit Losses (ECL), except for those loans that have not experienced a Significant Increase in Credit Risk (SICR) since their initial recognition for which Grupo Aval calculates a twelve-month ECL.  The loss allowance for the loan portfolio reflects a probability weighted outcome that considers multiple economic scenarios based on forecasts of future economic conditions and is determined as a function of Grupo Aval’s estimate of the Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) of each loan.  Grupo Aval uses complex models which incorporate inputs and assumptions that require knowledge of the market and experience in the industry.  Grupo Aval also estimates provisions based on qualitative and quantitative variables, which are defined through an individual evaluation of the counterparty (credit impaired) and involve professional judgment.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Grupo Aval’s process for calculating the loss allowance on the loan portfolio.  This included controls related to: (i) the models and assumptions used; (ii) the economic forecasting information; (iii) the completeness and accuracy of data; and (iv) the review of the overall allowance for impairment losses, including the application of judgment applied by Grupo Aval.  We evaluated Grupo Aval’s process to develop the loss allowance for its loan portfolio by testing certain key inputs used in determining PD, LGD, and EAD, and for a sample of individually significant loans, assessed the credit risk rating assigned by Grupo Aval and analyzed the values of the guarantees. In addition, we involved credit risk professionals with specialized skills and knowledge who assisted in: (i) evaluating Grupo Aval’s impairment methodologies for compliance with IFRS 9; (ii) evaluating the forecasts of macroeconomic variables and the probability of scenarios, and (iii) checking the accuracy of the impairment calculation.

(ii)	Assessment of the fair value of financial assets related to concession arrangements.

As discussed in Notes 2.20, 5 and 16 to the consolidated financial statements Grupo Aval has
2,635,437 million of Colombian pesos of financial assets arising from concession contracts which are measured at fair value and classified as level 3 as of December 31, 2025. Grupo Aval is party to concession arrangements with the Colombian Government for the construction and subsequent maintenance of infrastructure, for a given period of time. In exchange Grupo Aval is entitled to receive direct payments from the government and / or fees charged to the end users of the infrastructure. During the construction phase Grupo Aval recognizes revenue and a financial asset for payments that are unconditionally guaranteed, and / or an intangible asset for payments which are linked to the use of the infrastructure. Performance obligations related to the construction services are satisfied over time and the amount of revenue recognized is dependent on the stage of completion of the construction services and the fair value of the asset being recognized. Grupo Aval has designated some of the financial assets related to concession arrangements to be measured at fair value through profit or loss subsequent to initial recognition.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Grupo Aval’s process to determine the fair value of financial assets related to concession contracts. This included controls related to: (i) the review of the inputs and assumptions used; and (ii) the review and approval of the fair value of the assets. We involved valuation professionals with specialized skills and knowledge who assisted in: (i) assessing whether the internally developed models are consistent with valuation practices generally used for that purpose and IFRS; (ii) comparing the WACC to a range determined using market-verified macroeconomic assumptions and (iii) evaluating the future inflation rates by comparing to available market data.

/s/ KPMG S.A.S.

KPMG S.A.S
We have served as Grupo Aval’s auditor since 1985.
Bogotá, Colombia

April 16, 2026

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes		2025 (1)		2024
Assets
Cash and cash equivalents	6, 7	Ps.	19,354,710	Ps.	16,998,859

Trading assets	6, 8		29,097,591		20,163,214
Investment securities	6, 9		39,252,615		39,162,618
Hedging derivative assets	6, 10		236,558		54,019

Loans	4.1, 6, 11
Commercial			108,308,984		115,414,643
Interbank and overnight funds			1,777,516		705,055
Commercial, interbank and overnight funds			110,086,500		116,119,698
Consumer			60,456,213		61,976,325
Mortgages			22,111,710		22,035,727
Microcredit			1,520		4,375
			192,655,943		200,136,125
Loss allowance	4.1.5		(8,429,970)		(10,006,639)
Total loans, net			184,225,973		190,129,486

Other accounts receivable, net	6, 12		24,458,906		27,958,402
Non-current assets held for sale	13		18,256,613		105,214
Investments in associates and joint ventures	14		1,314,429		1,430,596

Tangible assets	15
Property, plant and equipment for own-use and given in operating lease, net			7,007,876		4,680,543
Right-of-use assets			1,482,036		1,351,624
Investment properties			882,979		972,935
Biological assets			235,409		238,339
			9,608,300		7,243,441
Intangibles
Concession arrangement rights	16		13,495,108		14,314,560
Goodwill	17		2,057,116		2,223,608
Other intangible assets	18		2,954,167		2,758,318
			18,506,391		19,296,486

Income tax assets	19
Current			2,871,411		3,149,902
Deferred			1,366,820		1,628,201
			4,238,231		4,778,103

Other assets			386,360		538,945
Total assets		Ps.	348,936,677	Ps.	327,859,383

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Financial Position, continued

As of December 31, 2025 and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes		2025 (1)		2024
Liabilities and equity
Liabilities

Trading liabilities	6, 8	Ps.	1,951,439	Ps.	1,011,934
Hedging derivative liabilities	6, 10		34,842		21,658

Customer deposits	20
Checking accounts			23,598,235		24,579,536
Savings accounts			88,238,541		79,614,904
Time deposits			95,105,917		96,329,827
Other deposits			462,545		347,910
			207,405,238		200,872,177

Financial obligations	21
Interbank borrowings and overnight funds			22,655,425		18,509,769
Borrowings from banks and others			24,559,175		28,098,159
Bonds issued			21,456,986		26,215,847
			68,671,586		72,823,775

Provisions	22
Legal related			155,378		192,526
Non legal related			834,219		910,145
			989,597		1,102,671

Income tax liabilities	19
Current			203,908		247,502
Deferred			5,958,848		5,616,464
			6,162,756		5,863,966

Employee benefits	23		987,752		1,003,303
Liabilities directly associated with non-current assets classified as held for sale	13.A.		16,459,367		—
Other liabilities	24		11,531,259		11,996,981
Total liabilities			314,193,836		294,696,465

Equity
Owners of the parent	25
Subscribed and paid-in capital			23,744		23,744
Additional paid-in capital			9,502,957		9,508,062
Retained earnings			9,241,357		8,163,434
Other comprehensive income			(322,153)		(243,983)
Equity attributable to owners of the parent			18,445,905		17,451,257
Non-controlling interests	26		16,296,936		15,711,661
Total equity			34,742,841		33,162,918
Total liabilities and equity		Ps.	348,936,677	Ps.	327,859,383

(1) As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Income

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Continuing operations	Notes		2025		2024 (1)		2023 (1)
Interest income calculated using the effective interest method
Loan portfolio		Ps.	22,463,395	Ps.	23,740,386	Ps.	24,427,394
Cash and cash equivalents and other accounts receivable			505,965		626,827		926,083
Investments in debt securities			2,949,838		2,604,689		2,298,222
Total interest income	6.2		25,919,198		26,971,902		27,651,699

Interest expense
Deposits			(13,089,554)		(14,613,237)		(15,711,661)
Financial obligations			(4,958,313)		(5,431,254)		(6,044,788)
Total interest expense	6.3		(18,047,867)		(20,044,491)		(21,756,449)
Net interest income			7,871,331		6,927,411		5,895,250

Impairment losses net of recoveries
Loans and other accounts receivable			(4,268,227)		(4,615,595)		(4,596,012)
Other financial assets			(6,928)		(4,988)		10,759
Recovery of charged-off financial assets			736,255		574,260		555,774
Impairment losses net of recoveries			(3,538,900)		(4,046,323)		(4,029,479)
Net interest income, after impairment losses			4,332,431		2,881,088		1,865,771

Income from commissions and fees			4,784,225		4,477,604		4,215,764
Expenses from commissions and fees			(1,124,180)		(1,001,625)		(974,250)
Net income from commissions and fees	28.1		3,660,045		3,475,979		3,241,514

Income from sales of goods and services			10,396,794		11,048,600		11,223,556
Costs and expenses of sales goods and services			(8,309,074)		(8,571,245)		(8,005,597)
Gross profit from sales of goods and services	28.2		2,087,720		2,477,355		3,217,959

Net trading income (loss)	29		1,402,013		1,401,734		(919,165)
Net income from other financial instruments mandatorily at fair value through profit or loss	16		623,163		350,919		323,685
Other income	30		1,415,753		646,177		3,568,825
Other expenses	30		(8,899,891)		(8,125,461)		(7,875,408)

Net income before tax expense			4,621,234		3,107,791		3,423,181
Income tax expense	19		(1,432,708)		(941,978)		(1,309,073)
Net income from continuing operations		Ps.	3,188,526	Ps.	2,165,813	Ps.	2,114,108

Net income from discontinued operations, net of tax	13.B.		26,646		25,664		63,008
Net income for the year		Ps.	3,215,172	Ps.	2,191,477	Ps.	2,177,116

Net income attributable to owners of the parent
Net income for the period from continuing operations			1,703,506		997,398		695,574
Net income for the period from discontinued operations,	13.B.		18,366		17,689		43,429
Owners of the parent	25	Ps.	1,721,872	Ps.	1,015,087	Ps.	739,003

Net income attributable to non-controlling interests
Net income for the period from continuing operations			1,485,020		1,168,415		1,418,534
Net income for the period from discontinued operations	13.B.		8,280		7,975		19,579
Non-controlling interests	26	Ps.	1,493,300	Ps.	1,176,390	Ps.	1,438,113
Net income for the year		Ps.	3,215,172	Ps.	2,191,477	Ps.	2,177,116

Net income per share basic and diluted (in Colombian pesos) see note 25			72.52		42.75		31.12

(1) The information was modified based on Multi Financial Group (MFG) discontinued operation, see note 13.B.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Notes		2025		2024(1)		2023(1)
Net income for the year		Ps.	3,215,172	Ps.	2,191,477	Ps.	2,177,116
Other comprehensive income
Items that will be reclassified to profit or loss
Net (loss) gain on hedges of investments in foreign operations:
Hedged items	10.1		(630,465)		514,713		(797,514)
Hedging non-derivative instrument	10.1		613,587		(500,007)		760,997
Cash flow hedges	10.2		177,002		55,081		(35,923)
Foreign currency translation differences from unhedged foreign operations	25.6		(372,722)		247,019		(409,671)
Unrealized (losses) gains on securities at FVOCI	25.6		(301,599)		(163,387)		1,681,726
Investments in associates	14		(56,424)		15,329		(35,892)
Income tax	19.6		(169,147)		238,675		(818,733)
Discontinued operation	13.B.		171,542		50,695		113,940
Total items that may be reclassified to profit or loss		Ps.	(568,226)	Ps.	458,118	Ps.	458,930

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property	25.6		(1,095)		16,741		(1,963)
Unrealized gains on equity securities at FVOCI	25.6		260,051		301,497		156,383
Actuarial gains (losses) from defined benefit pension plans	25.6		13,271		(12,346)		(54,630)
Income tax	19.6		61		(13,832)		5,078
Discontinued operation	13.B.		(597)		(4,045)		(1,271)
Total items that will not be reclassified to profit or loss		Ps.	271,691	Ps.	288,015	Ps.	103,597

Total other comprehensive income during the period net of taxes	25.6	Ps.	(296,535)	Ps.	746,133	Ps.	562,527
Total comprehensive income		Ps.	2,918,637	Ps.	2,937,610	Ps.	2,739,643

Total comprehensive income for the year attributable to owners of the parents:
Comprehensive income for the period from continuing operations			1,508,023		1,265,621		1,220,603
Comprehensive income for the period from discontinued operations	13.B.		135,679		49,702		120,746
		Ps.	1,643,702	Ps.	1,315,323	Ps.	1,341,349

Total comprehensive income for the year attributable to non-controlling interests:
Comprehensive income for the period from continuing operations			1,213,023		1,599,675		1,343,363
Comprehensive income for the period from discontinued operations	13.B.		61,912		22,612		54,931
		Ps.	1,274,935	Ps.	1,622,287	Ps.	1,398,294
Total comprehensive income for the year		Ps.	2,918,637	Ps.	2,937,610	Ps.	2,739,643

(1) The information was modified based on Multi Financial Group (MFG) discontinued operation, see note 13.B.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

									Equity
	Subscribed		Additional		Appropriated		Other		attributable to		Non-
	and paid-in		paid – in		retained		comprehensive		owners of the		controlling
	capital		capital		earnings		income (OCI)		parent		interest (NCI)		Total equity
Balance at January 1, 2023	Ps.	23,744	Ps.	9,571,374	Ps.	8,018,417	Ps.	(1,146,565)	Ps.	16,466,970	Ps.	14,354,689	Ps.	30,821,659
Dividends declared (1)		—		—		(1,025,718)		—		(1,025,718)		(1,014,789)		(2,040,507)
Effect of realization		—		—		1,423		—		1,423		317		1,740
Other comprehensive income		—		—		—		602,346		602,346		(39,819)		562,527
Deconsolidation of entities		—		—		(1,041)		—		(1,041)		(914)		(1,955)
Withholding tax over dividends		—		—		(311)		—		(311)		147		(164)
Net income for the year		—		—		739,003		—		739,003		1,438,113		2,177,116
Balance at December 31, 2023	Ps.	23,744	Ps.	9,571,374	Ps.	7,731,773	Ps.	(544,219)	Ps.	16,782,672	Ps.	14,737,744	Ps.	31,520,416
Dividends declared (1)		—		—		(569,843)		—		(569,843)		(618,579)		(1,188,422)
Effect of realization		—		—		(9,573)		—		(9,573)		(4,405)		(13,978)
Other comprehensive income		—		—		—		300,236		300,236		445,897		746,133
Non-controlling equity transactions (2)		—		(63,312)		—		—		(63,312)		(13,511)		(76,823)
Withholding tax over dividends		—		—		(4,010)		—		(4,010)		(11,875)		(15,885)
Net income for the year		—		—		1,015,087		—		1,015,087		1,176,390		2,191,477
Balance at December 31, 2024	Ps.	23,744	Ps.	9,508,062	Ps.	8,163,434	Ps.	(243,983)	Ps.	17,451,257	Ps.	15,711,661	Ps.	33,162,918
Dividends declared (1)		—		—		(655,320)		—		(655,320)		(689,168)		(1,344,488)
Effect on retained earnings (3)		—		—		15,848		—		15,848		27,672		43,520
Other comprehensive income		—		—		—		(78,170)		(78,170)		(218,365)		(296,535)
Non-controlling equity transactions (2)		—		(5,105)		—		—		(5,105)		(17,857)		(22,962)
Withholding tax over dividends		—		—		(4,477)		—		(4,477)		(10,307)		(14,784)
Net income for the year		—		—		1,721,872		—		1,721,872		1,493,300		3,215,172
Balance at December 31, 2025	Ps.	23,744	Ps.	9,502,957	Ps.	9,241,357	Ps.	(322,153)	Ps.	18,445,905	Ps.	16,296,936	Ps.	34,742,841
(1)	See note 25.2 “Declared Dividends”.
(2)	See note 25.4 “Non-controlling equity transactions”
(3)	See note 25.5 “Effect on retained earnings”

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Notes		2025		2024 (1)		2023(1)
Cash flows from operating activities:
Net income before income tax of continuing operations		Ps.	4,621,234	Ps.	3,107,791	Ps.	3,423,181

Reconciliation of net income before taxes and net cash provided by operating activities
Depreciation of tangible assets and right-of-use assets	28, 30		597,897		561,845		531,401
Amortization of intangible assets	28, 30		767,850		674,335		579,967
Impairment losses on loans and other accounts receivable	4.1.5		4,324,724		4,686,752		4,647,047
Net interest income			(7,871,331)		(6,927,411)		(5,895,250)
Accrued dividends	30		(126,700)		(141,867)		(119,988)
Net gains on sales of non-current assets held for sale			(9,945)		(18,107)		(45,624)
Gain on sale of property plant and equipment for own-use and operating lease			(131,863)		(75,275)		(345,330)
Loss on sale of investment property			28,392		14,398		22,177
Gain on sale biological assets			(5,152)		(9,377)		(10,467)
Valuations and interest from concession agreements			(2,807,293)		(2,850,244)		(3,916,465)
Foreign exchange (gains) losses	30		(584,990)		452,635		(2,253,880)
Profit of equity accounted on investments in associates and joint ventures	30		(350,935)		(378,396)		(371,397)
Net (gains) or losses on fair value adjustments:
Derivatives	29		257,762		(415,640)		2,581,265
Non-current assets held for sale			1,622		4,662		70
Investment properties	15		(68,306)		(36,705)		(92,607)
Biological assets	15		(3,396)		(7,589)		(18,601)

Changes in operating assets and liabilities
Trading assets			(6,792,442)		(5,570,819)		(2,778,438)
Accounts receivable			(892,411)		(792,468)		(1,152,043)
Derivatives			(550,854)		238,494		(2,091,188)
Other assets			(6,697)		(137,978)		(101,390)
Other liabilities and provisions			2,732,480		1,096,914		1,477,567
Employee benefits			(12,865)		51,048		(19,461)
Loans			(17,695,997)		(13,161,784)		(7,710,154)
Customer deposits			24,820,228		14,344,651		14,085,593
Interbank borrowings and overnight funds			4,927,947		2,766,952		6,221,968
Borrowings from banks and others			931,791		(1,019,921)		(799,439)
Interest received			23,419,517		26,797,798		24,853,524
Interest paid			(17,720,295)		(20,488,941)		(20,636,834)
Interest paid on leases			(237,774)		(236,451)		(198,436)
Income tax paid			(2,163,430)		(1,998,655)		(1,967,389)
Discontinued operation			(2,013,798)		251,642		(1,893,878)
Net cash provided by operating activities		Ps.	7,384,970	Ps.	782,289	Ps.	6,005,501

(1) The information was modified based on Multi Financial Group (MFG) discontinued operation, see note 13.B.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023, continued

(Amounts expressed in millions of Colombian pesos)

	Notes		2025		2024 (1)		2023(1)
Cash flows from investing activities:
Acquisition of property, plant and equipment for own use and operating lease	15	Ps.	(602,321)	Ps.	(623,876)	Ps.	(579,583)
Acquisition of investment property	15		(8,263)		(793)		(163)
Additions of cost of biological assets	15		(27,222)		(26,572)		(26,118)
Concession contracts			158,772		305,686		853,778
Additions of others intangibles assets			(660,286)		(652,681)		(676,765)
Acquisition of investments at FVOCI			(17,451,317)		(14,655,069)		(23,754,394)
Proceeds from sale of investments at FVOCI			13,675,934		11,643,956		24,824,898
Proceeds from sale of own-use property and equipment and operating lease			152,445		76,963		68,523
Proceeds from sale of investment properties			207,927		66,358		111,542
Proceeds from sale of biological assets			38,700		35,871		37,144
Proceeds from sale of non-current assets held for sale			75,178		37,856		49,369
Purchases of financial assets at amortized cost			(7,015,566)		(7,801,052)		(8,009,518)
Redemptions of financial assets at amortized cost			8,685,569		8,217,845		8,144,359
Dividends received from investments			444,386		439,017		471,282
Acquisition of investments in associates	14		—		(2,486)		(2,433)
Capitalized leasing cost			(282)		(335)		(132)
Deconsolidation of entities			—		—		(2,290)
Discontinued operation	13.B.		895,588		(202,561)		331,148
Net cash (used in) provided by investing activities		Ps.	(1,430,758)	Ps.	(3,141,873)	Ps.	1,840,647

Cash flows from financing activities:
Dividends paid to shareholders	21.3		(625,826)		(728,181)		(766,537)
Dividends paid to non-controlling interest	21.3		(662,266)		(667,330)		(915,933)
Issuance of debt securities	21.3		528,863		2,224,164		1,111,819
Payment of outstanding debt securities	21.3		(1,513,644)		(1,725,323)		(3,934,469)
Payment of obligations under financial lease	21.3		(429,493)		(409,118)		(384,499)
Equity transaction	21.3		(6)		(55,000)		—
Discontinued operation	13.B.		37,780		(2,223)		1,352,734
Net cash used in financing activities		Ps.	(2,664,592)	Ps.	(1,363,011)	Ps.	(3,536,885)
Effect of foreign currency changes on cash and cash equivalents			(1,334,867)		2,123,593		(2,744,460)
Cash and cash equivalents from non-current assets classified as held for sale			401,098		—		201
Increase (decrease) in cash and cash equivalents from continuing operations			2,355,851		(1,599,002)		1,565,004
Cash and cash equivalents at beginning of year	7	Ps.	16,998,859	Ps.	18,597,861	Ps.	17,032,857
Cash and cash equivalents at end of year	7	Ps.	19,354,710	Ps.	16,998,859	Ps.	18,597,861

(1) The information was modified based on Multi Financial Group (MFG) discontinued operation, see note 13.B.

The accompanying notes are an integral part of these Consolidated Financial Statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

NOTE 1 – REPORTING ENTITY

Grupo Aval Acciones y Valores S.A. (hereinafter the “Company”, “The Group” or “Grupo Aval”) was established under Colombian law in January 7, 1994, with its main offices and business address registered in Bogotá, D.C., Colombia. The corporate purpose of Grupo Aval is the purchase and sale of securities issued by financial and commercial entities. Grupo Aval is the majority shareholder of Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., entities whose main purpose is to perform all transactions, operations and services inherent to the banking business, pursuant to applicable laws and regulations. Furthermore, through its direct and indirect investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”), in Sociedad Administradora de Fondos de Pensiones, Cesantías y del Componente Complementario de Ahorro Individual “CCAI“ Porvenir S.A. (“Porvenir”), in Aval Fiduciaria S.A. in Aval Casa de Bolsa S.A. – Sociedad Comisionista de Bolsa and in Aval Banca de Inversión S.A.S. Grupo Aval also engages in investment banking activities, trust services and investment management of trust funds, securities brokerage activities, investments in the non-financial sector and manages pensions and severance funds in Colombia.

In performing its activities and pursuant to the corporate bylaws, Grupo Aval may (i) promote the creation of all types of companies relating to its corporate purpose; (ii) represent individuals and companies involved in similar or complementary activities; (iii) grant or receive loans with or without interest; (iv) submit its properties as collateral; (v) issue, endorse, acquire, protest, cancel, or pay bills of exchange, checks, promissory notes or any other type of financial instruments, accept or submit them as payment; (vi) acquire, sell, tax, lease or manage any kind of assets; (vii) subscribe or acquire any kind of investments and sell or otherwise dispose of them; (viii) acquire and sell shares in companies that pursue similar or complementary corporate interests ; (ix) render services in areas relating to its activities, experience and knowledge; and (x) carry out or participate, in acts and contracts relating to the aforementioned activities, enabling the exercise of rights and compliance of the obligations of The Group.

The duration of Grupo Aval set forth under the bylaws is until May 24, 2044, but the Company may be dissolved before such term expires, or it may be extended by free decision of Grupo Aval shareholders meeting.

When preparing its Consolidated Financial Statements, Grupo Aval Acciones y Valores S.A., directly consolidates the following entities:

Banco de Bogotá S.A.

Banco de Bogotá S.A., in which Grupo Aval holds 68.93% of the voting rights and 68.93% of the ownership interest as of December 31, 2025; was established as a bank on November 15, 1870. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Bogotá is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents details of Banco de Bogotá’s most significant subsidiaries which are indirectly consolidated by Grupo Aval as of December 31, 2025:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Main local direct subsidiaries
Fiduciaria Bogotá S.A.	Management of trust funds.	Bogotá, Colombia	94.99%	65.47%
Almaviva S.A. y Subsidiaries	Logistics services.	Bogotá, Colombia	95.81%	66.04%
Megalínea S.A.	Technical and administrative services	Bogotá, Colombia	94.90%	65.41%
Main international direct subsidiaries
Banco de Bogotá Panamá S.A.	Commercial banking services.	Panamá, Republic of Panamá	100%	68.93%
Multi Financial Holding	Holding company of Multi Financial Group Inc. (MFG) (1)	Panamá, Republic of Panamá	100%	68.93%

________________________________________

(1) Discontinued operation of Multi Financial Group (MFG), see Note 13.B

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Banco de Occidente S.A.

Banco de Occidente S.A., in which Grupo Aval holds 72.27% of the voting rights and 72.27% of the ownership interest as of December 31, 2025; was established as a banking entity on April 30, 1965. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Occidente is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco de Occidente’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as of December 31, 2025:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Fiduciaria de Occidente S.A.	Management of trust funds.	Bogotá, Colombia	99.99%	70.86%
Banco de Occidente (Panamá), S.A.	Commercial banking services.	Panamá, Republic of Panamá	95.00%	68.66%
Occidental Bank Barbados Ltd.	Commercial banking services.	Barbados	100%	72.27%

Banco Popular S.A.

Banco Popular S.A., in which Grupo Aval holds 93.74% of the voting rights and 93.87% of the ownership interest as of December 31, 2025; was established as a banking entity on July 5, 1950. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. Its commercial purpose is to participate in and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

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

The following table presents the details of Banco Popular’s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2025:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Alpopular S.A.	Deposit, conservation, custody and transportation of products at national and international levels.	Bogotá, Colombia	71.10%	66.74%
Fiduciaria Popular S.A.	Management of trust funds.	Bogotá, Colombia	94.85%	89.03%
Corporación Financiera Colombiana – Corficolombiana S.A.	Active management of a diversified equity portfolio through controlled and uncontrolled investments in strategic sectors including infrastructure, energy and gas, agribusiness and hotels.	Bogotá, Colombia	55.73%	40.53%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

The following table presents the details of Corficolombiana´s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2025:

				Total
			Total voting	ownership
Main Indirect Subsidiaries			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Promigas S.A. E.S.P.	Transportation and distribution of natural gas.	Barranquilla, Colombia	50.88%	20.62%
Proyectos y Desarrollos Viales del Pacífico S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
Estudios, Proyectos e Inversiones de los Andes S.A.S. y Subsidiarias	Infrastructure projects.	Bogotá, Colombia	99.99%	40.52%
Hoteles Estelar S.A. y Subsidiarias	Hotel services	Cali, Colombia	89.81%	36.40%
Colombiana de Licitaciones y Concesiones S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
Estudios y Proyectos del Sol S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
Concesionaria Vial Del Oriente S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	40.53%
Concesionaria Vial Del Pacifico S.A.S.	Infrastructure projects.	Sabaneta Antioquia	100%	40.53%
CFC Gas Holding S.A.S.	Investment Company	Bogotá, Colombia	100%	40.53%

Banco Comercial AV Villas S.A.

Banco Comercial AV Villas S.A., in which Grupo Aval holds 80.39% of the voting rights and 79.87% of the ownership interest as of December 31, 2025; was incorporated as a banking entity on October 24, 1972. It was authorized to operate under the terms of the renewal resolution No. 3352 dated August 21, 1992 issued by the Superintendency of Finance. The commercial purpose of Banco AV Villas is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements imposed by Colombian laws and regulations.

Sociedad Administradora de Fondos de Pensiones, Cesantías y del CCAI Porvenir S.A.

Porvenir S.A., in which Grupo Aval and its Subsidiaries own 100% of the aggregate voting rights and Grupo Aval has an economic interest of 75.76% as of December 31, 2025, was established by Public Deed No. 5307 of Notary 23 of Bogotá on October 23 of 1991, it has an operating permit granted by the Superintendency of Finance through Resolution number 3970 of October 30, 1991; Porvenir is an administrator of pension and severance funds authorized by law.

The following table presents the details of Porvenir’s subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2025:

Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Aportes en Línea S.A.	Technical and administrative services.	Bogotá, Colombia	100%	75.18%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

Aval Fiduciaria S.A.

Aval Fiduciaria S.A. (the Fiduciary), in which Grupo Aval holds 100% of the voting rights and 98.47% of the ownership interest as of December 31, 2025; is a private corporation subject to the control and supervision by the Superintendency of Finance. The exclusive purpose of Aval Fiduciaria is to carry out all fiduciary businesses regulated by law involving all types of movable and immovable property, whether tangible or intangible. Its principal place of business is in the city of Cali, and it operates through agencies in Bogotá, Medellín, Barranquilla, and Bucaramanga.

Aval Casa de Bolsa S.A. – Sociedad Comisionista de Bolsa

Aval Casa de Bolsa S.A. – Sociedad Comisionista de Bolsa, in which Grupo Aval holds 98.80% of the voting rights and 87.84% of the ownership interest as of December 31, 2025; is a private entity whose corporate purpose is to carry out commission‑based transactions for the purchase and sale of securities registered in the Colombian Stock Exchange and the National Registry of Shares and Issuers (RNVE), the administration of collective investment funds, the administration of securities, the performance of operations on its own account, securities brokerage and the provision of advisory services regarding the capital markets, among others.

Aval Banca de Inversión S.A.S.

Aval Banca de Inversión S.A.S, in which Grupo Aval holds 100% of the voting rights and 82.16% of the ownership interest as of December 31, 2025; is a private entity whose corporate purpose is the structuring of financial transactions, providing client support in obtaining funding, advising on mergers and acquisitions, and providing financial consulting services.

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

For the years ended December 31, 2025, 2024 and 2023

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

The Consolidated Financial Statements were authorized for issuance by the Audit Committee on April 16, 2026.

The following are the main accounting policies applied in preparing the Consolidated Financial Statements of Grupo Aval as of December 31, 2025, 2024 and 2023.

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

b)Consolidated Financial Statements

Grupo Aval prepares its Consolidated Financial Statements by incorporating its controlled entities. Grupo Aval controls an investee if and only if it complies with the following elements:

●	Power over the investee entitling Grupo Aval to direct any relevant activities that significantly affect the investee's performance.
●	Exposure, or rights to variable returns from its involvement with the investee.
●	Ability to affect those returns through its power over the investee.

Grupo Aval carries out an annual assessment of all its contractual relationships in order to identify new controlled entities or entities where control has been lost. For the year 2025 and 2024, no new entities were identified which had to be consolidated.

The financial statements for Grupo Aval´s subsidiaries are included in the consolidated financial statements since the date on which Grupo Aval acquires control or following control until the date on which control is lost.

During the consolidation process, Grupo Aval combines the assets, liabilities and profits or losses of those entities under control, previously aligning the accounting policies in all the subsidiaries and translating its financial statements to Colombian Pesos. This process includes eliminating intra-group balances and transactions and any unrealized and realized income and expense except for foreign currency translation gains or losses and those taxes which are not subject to elimination arising

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

from intra-group transactions. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

The Group assesses whether there are indications of impairment in its investments in associates and recognizes the corresponding impairment loss in profit or loss when applicable.

d)Joint arrangements

A joint arrangement is one in which two or more parties have joint control of the arrangement. Joint arrangements are divided into joint operations or joint ventures, the classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Under joint operations the parties having joint control of the agreement

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

have rights to the assets and obligations to the liabilities relating to the agreement. Under joint ventures, the parties having joint control, are entitled to the net assets of the agreement.

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

2.2 Functional and presentation currency

Considering that the majority of the Group´s business activities as well as the generation and use of cash is in Colombian pesos, the Colombian peso is the currency that most accurately represents the economic environment of Grupo Aval’s operations, both for the Consolidated Financial Statements and for the parent company. Foreign entities have functional currencies different from the Colombian peso, which are translated to Colombian pesos for presentation purposes. The main functional currency of these foreign entities is the US dollar.

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

As of December 31, 2025 and 2024, the representative market rates reported by the official price provider (for the U.S. dollar which is the most representative foreign currency for Grupo Aval´s transactions) were Ps. 3,757.08 and Ps 4,409.15 per U.S. $1, respectively.

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
c)	For which separate financial information is available.

Segment results that are reported to the CODM (Chief Operating Decision Maker) include items that are directly attributable to a segment as well as those that can be allocated on a reasonable basis.

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

For the years ended December 31, 2025, 2024 and 2023

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

On initial recognition of an equity investment that is not held for trading, Grupo Aval may irrevocably elect to present subsequent changes in fair value in Other Comprehensive Income OCI. This election is made on an investment-by-investment basis.

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

For the years ended December 31, 2025, 2024 and 2023

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

In addition, a prepayment feature is considered consistent with this criterion if a financial asset is acquired or originated at a premium or discount to its contractual nominal amount, and the amount prepaid substantially represents the contractual nominal amount plus accrued (but unpaid) interest (which may also include reasonable compensation for early termination), and the fair value of the prepayment feature is not significant at initial recognition.

Financial liabilities

Grupo Aval classifies its financial liabilities, other than derivatives, financial guarantees and loan commitments, as measured at amortized cost.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

iii. Reclassifications

Financial assets

Financial assets are not reclassified subsequent to their initial recognition, except in the period after Grupo Aval’s entities changes their business model for managing financial assets.

iv. Derecognition

Financial assets

Grupo Aval derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire (see also (v)), or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or in which the Group neither transfers nor retains substantially all the risks and rewards of ownership and does not retain control of the financial asset

At derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognized in profit or loss.

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

If the cash flows are substantially different, the contractual rights to cash flows from the original financial asset are deemed to have expired. In that case, the original financial asset is derecognized (see (iv)) and a new financial asset is recognized at fair value plus any eligible transaction costs. Any fees received as part of the modification are accounted for as follows:

●	Fees that are considered in determining the fair value of the new asset and fees that represent reimbursement of eligible transaction costs are included in the initial measurement of the asset
●	Other fees are included in profit or loss as part of the gain or loss on derecognition.

If cash flows are modified when the borrower is in financial distress, the objective of the modification is usually to maximize recovery of the original contractual terms rather than to originate a new asset with substantially different terms. If Group Aval plans to modify

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

If the modification of a financial liability measured at amortized cost does not result in derecognition of the financial liability, then Grupo Aval first recalculates the gross carrying amount of the financial liability using the original effective interest rate of the liability and recognizes the resulting adjustment as interest expense in the Consolidated Statement of Income. For variable-rate financial liabilities, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs or fees incurred, and fees received as part of the modification are incorporated into the gross carrying amount of the modified financial liability and are amortized over the remaining term of the modified financial liability.

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

If there is no quoted price in an active market, Grupo Aval uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into consideration in pricing a transaction.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

Sales of financial instruments under a non‑optional repurchase agreement are measured at fair value and recognized as liabilities in the Consolidated Statement of Financial Position under Central Bank Deposits - Repurchase Agreements, Deposits from Credit Institutions - Repurchase Agreements, or Customer Deposits - Repurchase Agreements

The excess of the sales prices over the repurchase prices is recognized as interest expense over the contractual term.

Retained interests (i.e. the assets that collateralize the repurchase agreements) are primarily classified as fair value through OCI and measured at fair value.

ix. Impairment of financial assets

Grupo Aval recognizes loss allowances for Expected Credit Losses (“ECL”) on the following financial instruments that are not measured at FVTPL:

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

Grupo Aval considers a debt security to have low credit risk when its credit rating is equivalent to the global definition of ‘investment grade.’

12-month ECL is the portion of ECL that results from default events on a financial instrument that are possible within the 12 months after the reporting date.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval and its subsidiaries trade in financial markets, forward contracts, future contracts, swaps and options that fulfil the definition of a derivative.

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

For the years ended December 31, 2025, 2024 and 2023

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

The effective interest rate method calculates the amortized cost of a financial asset and allocating the interest income or expense over the relevant period. The effective interest rate is the rate that discounts future cash payments or receipts (without consideration of future credit losses, over the expected life of the financial instrument) to the net carrying amount of the financial asset at initial recognition. In the process of calculating the effective interest rate, Grupo Aval estimates the cash flows considering the contractual terms including prepayment expectations of the financial instrument for portfolios with high prepayment levels, except for future credit losses and considering the initial fair value plus transaction costs and premiums granted, minus commissions and discounts received which form integral part of the effective rate.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

An intangible asset is recognized if the concession contract does not include an unconditional right for the concessionaire to receive cash and, on the contrary, its revenue depends on the right it has for the use of the infrastructure under concession. In some cases, contracts can contain both financial and intangible assets.

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

and included in the transaction price based on the most likely amount only when it is highly probable that the resolution of the uncertainty will not result in a significant reversal of revenue.

Performance obligations are fulfilled over time, taking into consideration that customers (insurers) receive benefits as time progresses. Where the commission calculation is made on a monthly basis or in a shorter period, the total amount of the commission is recognized in the results when its determination is made. If the settlement of commissions is defined in periods longer than a monthly basis, the expected income to recognize revenues is estimated as time progresses.

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

Performance obligations are fulfilled over time, taking into consideration that customers receive benefits as time goes on. Given that the entity's efforts or resources are expended evenly throughout the performance period, income is recognized on a linear basis during the period defined under the credit card conditions. The costs of plastic or security elements are capitalized as contract signing costs.

In relation to commissions on purchases made with Grupo Aval credit and debit cards, customers receive benefits each time they make a purchase. Income from these commissions is recognized periodically (daily or monthly), based on the amounts traded. The portion of revenue that must be deferred due to the valuation of loyalty points awarded to cardholders under customer loyalty programs is deducted from the total fees recognized periodically. See section (vi) “Customer Loyalty Program.”

●Savings and checking accounts: Account and transaction fees

Savings and checking accounts contracts usually allow customers access to a variety of services, including wire transfer processing, ATM use for cash withdrawals, issuance of debit cards, and account statements; they might also include other benefits. Fees are charged on a periodic basis and give the customer access to banking services and additional benefits. Performance obligations are fulfilled over time, taking into consideration that customers receive benefits as time progresses. As a result, banks recognize fees from providing services in the accounting period in which the services are rendered.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

2.28     Earnings per share

Earnings per share is calculated as net income for the period attributable to Grupo Aval’s shareholders divided by the weighted average number of common and preferred shares outstanding during the period. Preferred shares are included in the calculation of earnings per share because they participate in the earnings of the Group on an equivalent basis to common shares.

Diluted earnings per share are determined in the same way, on the basis of net income, but the weighted average number of shares outstanding is adjusted to account for the potential dilutive effect of stock options or other financial instruments. Grupo Aval does not have financial instruments with potential dilutive effects. As a consequence, diluted earnings per share are equal to basic earnings per share, and only basic earnings per share are disclosed in these financial statements.

2.29 New and amended IFRS

New standards and amendments to standards are effective for annual periods beginning after January 1, 2025 and earlier application is permitted; however, Grupo Aval has not early adopted them in preparing these Consolidated Financial Statements.

Effective for
Annual Periods
New or Amended Standard	Title of the Standard	Beginning on or After
New currently requirements
Lack of Exchangeability	IAS 21	January 1,2025
Forthcoming requirements.
Classification and Measurement of Financial Instruments	Amendments to IFRS 7 and IFRS 9	January 1,2026
Presentation and Disclosure in Financial Statements	IFRS 18	January 1,2027
Subsidiaries without Public Accountability. Disclosure	IFRS 19	January 1,2027
Translation to a Hyperinflationary Presentation Currency	IAS 21	January 1,2027
Sale or Contribution of Assets between an Investor and its Associate or Join Venture	Amendments to IFRS 10 and IAS 28	Available for optional adoption/ effective date deferred indefinitely

The Group is in the process of assessing the impact of the new amendments.

Presentation and Disclosure to Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standards introduce the following key new requirements:

●	Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
●	Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.
●	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard. The amendment to IAS 21 regarding non-exchangeability, which came into effect on January 1, 2025, had no impact on Grupo Aval's Financial Statements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

B. Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a risk of resulting in a material adjustment in the year ended is included in the following notes.

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

– Note 22 – recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.

– Note 23 – measurement of defined benefit obligations: key actuarial assumptions.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

●	Business Units: Include the business lines as well as the Technology and Operations areas which are responsible for appropriate assessment and effective management of all risks associated with their processes.
●	Independent Risk Management Units: Risk management areas include risk management and compliance departments. There are other control functions that are not part of these areas but are also key in risk mitigation of non-financial risks, including legal, human resources certain activities within the financial and administrative processes.
●	Corporate Audit: Corporate audit maintains its independence from the first and second lines by reporting directly to the Audit Committee or the Board. Corporate Audit provides independent assessment and validation through testing of key processes and controls across Grupo Aval.

The following sections outline the key financial risks that are inherent to the business activities of the subsidiaries:

Financial risks

i)	Credit risk: the risk of financial loss if a debtor fails to meet their contractual obligations.
ii)	Market risk: the risk of loss arising from potential adverse movements in the value of the subsidiaries in the financial sector assets and liabilities or future results, arising as a result of changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or credit spreads; this includes the structural interest rate and foreign exchange risks.
iii)	Interest rate risk: it is the current or potential risk to equity and profits that arise from adverse movements in interest rates, which affect the positions of the banking book.
iv)	Liquidity risk: the risk of being unable to meet contractual and contingent obligations or that the subsidiaries in the financial sector do not have the appropriate amount, composition and tenor of funding and liquidity to support the financial assets and liabilities requirements (funding liquidity risk). Also includes the capability to manage its investment portfolio in terms of liquidity, duration and currency (market liquidity risk).

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

Objective and general guidelines of financial risk management

Grupo Aval’s and its subsidiaries of the financial sector objective is to maximize returns for its investors through strong risk management. The guiding principles of risk management at Grupo Aval are as follows:

a)	Make risk management a part of every institutional process.
b)	Collective decision making for the approval of commercial lending of significant amounts.
c)	Extensive and in-depth industry and market knowledge, as a result of sound leadership and experienced, stable and seasoned senior management.
d)	Clear risk management policies based on a top-down approach with respect to:
●	Compliance with know-your-customer policies.
●	Commercial loans credit structure based on clear identification of sources of repayment as well as cash flow generation capacity of the borrower.
e)	Use of similar credit analysis tools for analysis across subsidiaries of financial sector.
f)	Diversification of the commercial loan portfolio with respect to industries and economic groups.
g)	Specialization in consumer product niches.
h)	Extensive use of continuously updated scoring models and up-to-date credit ratings to ensure quality growth of loans with high credit quality.
i)	We define policies in terms of:
●	Trading portfolio composition with bias towards lower volatility instruments.
●	Proprietary trading position.
●	Variable compensation for the trading staff.
j)	Control the position-level exposures based on market risk sensitivities (such as VaR, DV01, Delta, Rho and Vega) and credit risk exposures by counterparties.
k)	Concentration and diversification limits which are based on market liquidity and volatility, operational capacity, valuation and credit quality of counterparties.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

The maximum exposure to credit risk of Grupo Aval, at a consolidated level is reflected in the carrying value of financial assets in the Consolidated Statement of Financial position of Grupo Aval as of December 31, 2025, and 2024 as follows:

Assets	December 31, 2025 (1)		December 31, 2024
Cash and cash equivalents (2)	Ps.	15,685,267	Ps.	13,256,505
Trading investments in debt securities		17,582,844		11,937,414
Investments in debt securities mandatorily at FVTPL		—		1,425
Investments in debt securities at FVOCI (3)		28,455,957		27,050,198
Investments in debt securities at amortized cost		9,205,457		10,708,367
Derivatives instruments (4)		2,217,021		969,294
Hedging derivatives (4)		236,558		54,019
Loans
Commercial		108,308,984		115,414,643
Consumer		60,456,213		61,976,325
Mortgage		22,111,710		22,035,727
Microcredit		1,520		4,375
Interbank and overnight funds		1,777,516		705,055
Other accounts receivable FVTPL(5)		2,635,437		4,181,835
Other accounts receivable at amortized cost		22,216,161		24,138,538
Total financial assets with credit risk	Ps.	290,890,645	Ps.	292,433,720
Financial instruments with credit risk outside of the statement of financial position at its nominal value
Financial guarantees and letters of credit		2,199,093		3,082,949
Credit commitments		29,419,499		25,593,472
Total exposure to credit risk outside of the statement of financial position (6)	Ps.	31,618,592	Ps.	28,676,421
Total maximum exposure to credit risk	Ps.	322,509,237	Ps.	321,110,141

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) Not including funds in the entity’s custody (cash, tellers, vaults), because there is no credit risk regarding Grupo Aval entities. See Note 4.1.3 h.

(3) See details in note 4.1.3.

(4) See details in note 4.1.3 g.

(5) See Note 12.1 “Financial assets in concession arrangements”.

(6) See details in note 4.1.9.

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

4.1.1.A. Loan portfolio disclosure

Loans are recorded at amortized cost in the Consolidated Statement of Financial Position, and are classified as commercial, consumer, residential mortgage, microcredit, interbank and overnight funds. The following table presents the portfolio balances, provision balances and net value portfolio by line of business:

December 31, 2025

					Total loan
Portfolio segment	Loan Portfolio		Loss allowance		Portfolio, net
Commercial	Ps.	108,308,984	Ps.	4,261,931	Ps.	104,047,053
Interbank and overnight funds		1,777,516		148		1,777,368
Commercial, interbank and overnight funds	Ps.	110,086,500	Ps.	4,262,079	Ps.	105,824,421
Consumer		60,456,213		3,664,776		56,791,437
Mortgage		22,111,710		502,155		21,609,555
Microcredit		1,520		960		560
Total portfolio (1)	Ps.	192,655,943	Ps.	8,429,970	Ps.	184,225,973

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

December 31, 2024

					Total loan
Portfolio segment	Loan Portfolio		Loss allowance		Portfolio, net
Commercial	Ps.	115,414,643	Ps.	5,362,893	Ps.	110,051,750
Interbank and overnight funds		705,055		795		704,260
Commercial, interbank and overnight funds	Ps.	116,119,698	Ps.	5,363,688	Ps.	110,756,010
Consumer		61,976,325		4,166,018		57,810,307
Mortgage		22,035,727		473,315		21,562,412
Microcredit		4,375		3,618		757
Total portfolio	Ps.	200,136,125	Ps.	10,006,639	Ps.	190,129,486

4.1.1.B Loan portfolio given as collateral

As of December 31, 2025 and 2024, there were no portfolio operations delivered as collateral in resource auction operations with Banco República.

4.1.2 Loan and Counterparty Approval Process for subsidiaries in the financial sector

The principles and rules for credit management and credit risk for each financial subsidiary are contained in the corresponding manuals, both for commercial banking activities and treasury activities. Evaluation criteria to measure credit risk follows the principal instructions set forth by the Treasury and Credit Risk Committees.

The maximum authority regarding lending is the Board of Directors for each bank, which approves the general policy and has the capacity to approve large size transactions. In the normal banking operation, authorizations for approval of loans and lines of credit depend on the amounts, credit quality, tenor and security collateral or guarantees offered by the client. The Board of Directors of each subsidiary has delegated part of its lending authorities to different committees and executives who process the credit requests and are responsible for the analysis and credit review.

Additionally, for the approval of credits, certain considerations are considered including but not limited to the probability of default, the recovery percentage of guarantees received, current customer exposure and tenor & concentration by economic sector.

Regarding treasury operations, the Boards of Directors approve lines of credit for counterparties. Risk control is essentially carried out through three mechanisms: periodic approval of lines of credit, evaluation of the conditions of the issuers at least annually and a report on concentrations for each client or economic group.

Although each financial subsidiary is responsible for its credit decisions and risk management, Grupo Aval as the holding entity, oversees the implementation of appropriate risk management controls at the financial subsidiaries through the Corporate Risk Unit.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

The holding’s risk management staff meets on a periodically basis to discuss Grupo Aval subsidiaries’ loan portfolio, developments in industry, risks and opportunities. Additionally, Grupo Aval through the Credit Projects Unit reviews credit exposures approved by the Group's financial entities, in accordance with guidelines established based on financial indicators, group exposure limits, economic sectors and other relevant criteria. This process was designed to effectively leverage the combined equity of its Banks and support the proper identification and management of potential risk issues.

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

Each subsidiary of the financial sector in Colombia primarily uses two models for evaluating credit risk for the approval of commercial loans. The first is the financial ratings model, which consists of statistical models based on the client´s financial information, which are used in the approval process and for portfolio management and monitoring. The second model is based on the client´s financial ratings and their historical payment behavior with the bank, used in the customer credit risk grade.

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

In addition, each bank evaluates the commercial portfolio by economic sectors, where macro-sectors are evaluated with the purpose of monitoring the concentration per economic sector and the risk level of each one.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Category	PD*	Risk	Description
8	> 90%	Non-recoverability	Deemed uncollectible.

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

As of December 31, 2025, and 2024, the following is a summary of the most representative credit portfolio by probability of default. Explanation of the terms: Stage 1, Stage 2 and Stage 3 are included in Note 2 (2.5) (ix) and explained in detail in Note 4.1.5 (Measurement of Expected Credit Loss).

Total Portfolio

	December 31, 2025 (1)
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	165,440,008	Ps.	3,450,456	Ps.	45,850	Ps.	168,936,314
7.5% - 15%		6,670,078		828,542		4,860		7,503,480
15% - 22.5%		640,933		580,074		12,169		1,233,176
22.5% - 30%		122,067		258,569		432		381,068
30% - 45%		184,363		1,746,377		71,536		2,002,276
45% - 60%		55,985		611,877		55		667,917
60% - 90%		5,616		1,127,578		13,724		1,146,918
> 90%		545		57,902		10,726,347		10,784,794
TOTAL	Ps.	173,119,595	Ps.	8,661,375	Ps.	10,874,973	Ps.	192,655,943

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Commercial

	December 31, 2025 (1)
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	94,590,767	Ps.	2,072,599	Ps.	45,625	Ps.	96,708,991
7.5% - 15%		1,820,441		381,875		4,790		2,207,106
15% - 22.5%		94,162		38,927		12,158		145,247
22.5% - 30%		33,513		77,083		315		110,911
30% - 45%		44,839		1,111,043		71,456		1,227,338
45% - 60%		26,155		163,632		—		189,787
60% - 90%		2,380		70,348		7,486		80,214
> 90%		4		1,751		7,637,635		7,639,390
TOTAL	Ps.	96,612,261	Ps.	3,917,258	Ps.	7,779,465	Ps.	108,308,984

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

	December 31, 2024
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	95,690,974	Ps.	1,061,196	Ps.	74,525	Ps.	96,826,695
7.5% - 15%		5,926,757		789,697		603		6,717,057
15% - 22.5%		91,248		147,840		8		239,096
22.5% - 30%		113,165		213,759		225		327,149
30% - 45%		69,485		950,652		1,711		1,021,848
45% - 60%		33,092		223,917		38		257,047
60% - 90%		2,895		76,708		97,492		177,095
> 90%		289		481		9,847,886		9,848,656
TOTAL	Ps.	101,927,905	Ps.	3,464,250	Ps.	10,022,488	Ps.	115,414,643

Consumer

	December 31, 2025 (1)
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	48,569,942	Ps.	1,240,167	Ps.	225	Ps.	49,810,334
7.5% - 15%		4,848,792		343,976		63		5,192,831
15% - 22.5%		546,704		455,732		8		1,002,444
22.5% - 30%		88,554		166,718		115		255,387
30% - 45%		139,524		271,471		75		411,070
45% - 60%		29,830		377,910		53		407,793
60% - 90%		3,236		961,948		6,228		971,412
> 90%		541		55,852		2,348,549		2,404,942
TOTAL	Ps.	54,227,123	Ps.	3,873,774	Ps.	2,355,316	Ps.	60,456,213

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Mortgage

	December 31, 2025 (1)
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	20,501,276	Ps.	137,690	Ps.	—	Ps.	20,638,966
7.5% - 15%		809		102,691		7		103,507
15% - 22.5%		67		85,415		3		85,485
22.5% - 30%		—		14,768		2		14,770
30% - 45%		—		363,857		5		363,862
45% - 60%		—		70,335		2		70,337
60% - 90%		—		95,282		10		95,292
> 90%		—		299		739,192		739,491
TOTAL	Ps.	20,502,152	Ps.	870,337	Ps.	739,221	Ps.	22,111,710

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

	December 31, 2024
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	19,602,506	Ps.	198,997	Ps.	3	Ps.	19,801,506
7.5% - 15%		201,894		150,646		—		352,540
15% - 22.5%		66,794		150,993		—		217,787
22.5% - 30%		1,718		111,771		—		113,489
30% - 45%		617		277,207		—		277,824
45% - 60%		—		213,437		—		213,437
60% - 90%		—		263,418		1		263,419
> 90%		—		564		795,161		795,725
TOTAL	Ps.	19,873,529	Ps.	1,367,033	Ps.	795,165	Ps.	22,035,727

Interbank and overnight funds

December 31, 2025 (1)
Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	1,777,516	Ps.	—	Ps.	—	Ps.	1,777,516
7.5% - 15%		—		—		—		—
15% - 22.5%		—		—		—		—
22.5% - 30%		—		—		—		—
30% - 45%		—		—		—		—
45% - 60%		—		—		—		—
60% - 90%		—		—		—		—
> 90%		—		—		—		—
TOTAL	Ps.	1,777,516	Ps.	—	Ps.	—	Ps.	1,777,516

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Loan commitments and financial guarantee contracts

	December 31, 2025 (1)
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	29,737,149	Ps.	79,137	Ps.	1,020	Ps.	29,817,306
7.5% - 15%		626,507		564,672		199		1,191,378
15% - 22.5%		49,011		135,096		121		184,228
22.5% - 30%		17,503		13,908		65		31,476
30% - 45%		5,137		136,229		160		141,526
45% - 60%		1,066		56,557		195		57,818
60% - 90%		235		1,943		675		2,853
> 90%		14		431		191,562		192,007
TOTAL	Ps.	30,436,622	Ps.	987,973	Ps.	193,997	Ps.	31,618,592

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

	December 31, 2024
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	25,001,252	Ps.	65,537	Ps.	666	Ps.	25,067,455
7.5% - 15%		460,057		437,341		46		897,444
15% - 22.5%		79,091		2,207,502		39		2,286,632
22.5% - 30%		22,053		6,514		29		28,596
30% - 45%		12,330		133,364		179		145,873
45% - 60%		539		74,023		52		74,614
60% - 90%		244		2,867		334		3,445
> 90%		5		2,370		169,987		172,362
TOTAL	Ps.	25,575,571	Ps.	2,929,518	Ps.	171,332	Ps.	28,676,421

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

a)	Trading investment in debt securities

	December 31, 2025 (1)		December 31, 2024
Investment grade
Sovereign (2)(4)	Ps.	492,675	Ps.	10,699,113
Other public entities (3)		107,722		12,450
Corporate		3,781		3,996
Financial entities		126,993		161,465
Total investment grade	Ps.	731,171	Ps.	10,877,024
Speculative grade
Sovereign (2)(4)	Ps.	15,817,843	Ps.	17,824
Other public entities (3)		105,357		171,310
Corporate		22,896		30,527
Financial entities		905,577		840,729
Total Speculative grade	Ps.	16,851,673	Ps.	1,060,390
	Ps.	17,582,844	Ps.	11,937,414

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(3) Corresponds to operations with government entities, including public administration in general (including regional and local governments).

(4) During 2025, S&P Global Ratings downgraded the Government of Colombia’s rating from BBB- to BB+, which meant that the risk level shifted from investment grade to speculative.

b)	Investments in debt securities mandatorily at FVTPL

	December 31, 2025		December 31, 2024
Speculative grade
Corporate(1)	Ps.	—	Ps.	1,425
Total Speculative grade	Ps.	—	Ps.	1,425

(1) Corresponds to the BOCEA issued by Titularizadora Colombiana, in which Banco AV Villas held a position. At maturity, on December 16, 2025, the entity exercised its right to convert the instrument into shares

c)	Investments in debt securities at FVOCI

	December 31, 2025(1)
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (2)(4)	Ps.	1,306,564	Ps.	—	Ps.	—	Ps.	1,306,564
Other public entities (3)		91,016		—		—		91,016
Corporate		38,230		—		—		38,230
Financial entities		915,762		—		—		915,762
Multilateral		51,853		—		—		51,853
Total investment grade	Ps.	2,403,425	Ps.	—	Ps.	—	Ps.	2,403,425
Speculative grade
Sovereign (2)(4)	Ps.	24,622,925	Ps.	—	Ps.	—	Ps.	24,622,925
Other public entities (3)		415,235		—		—		415,235
Corporate		159,981		—		—		159,981
Financial entities		774,550		—		—		774,550
Multilaterals		8,712		—		—		8,712
Total speculative grade	Ps.	25,981,403	Ps.	—	Ps.	—	Ps.	25,981,403
Without Grade or Not available
Financial Entities	Ps.	63,234	Ps.	—	Ps.	—	Ps.	63,234
Sovereign(2)		7,895		—		—		7,895
Total Without Grade or Not available	Ps.	71,129	Ps.	—	Ps.	—	Ps.	71,129
	Ps.	28,455,957	Ps.	—	Ps.	—	Ps.	28,455,957

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2)  Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(3) Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

(4) During 2025, S&P Global Ratings downgraded the Government of Colombia’s rating from BBB- to BB+, which meant that the risk level shifted from investment grade to speculative.

	December 31, 2024
		Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (1)	Ps.	19,577,886	Ps.	—	Ps.	—	Ps.	19,577,886
Other public entities (2)		33,584		—		—		33,584
Central banks		204,855		—		—		204,855
Corporate		66,347		—		—		66,347
Financial entities		1,447,702		—		—		1,447,702
Multilaterals		333,279		—		—		333,279
Total investment grade	Ps.	21,663,653	Ps.	—	Ps.	—	Ps.	21,663,653
Speculative grade
Sovereign (1)	Ps.	3,192,832	Ps.	—	Ps.	—	Ps.	3,192,832
Other public entities (2)		429,161		—		—		429,161
Corporate		367,087		—		—		367,087

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	December 31, 2024
		Stage 1		Stage 2		Stage 3		Total
Financial entities		1,134,852		—		—		1,134,852
Multilaterals		4,274		—		—		4,274
Total speculative grade	Ps.	5,128,206	Ps.	—	Ps.	—	Ps.	5,128,206
Without Grade or Not available
Corporate	Ps.	214,110	Ps.	—	Ps.	—		214,110
Financial entities		44,229		—		—		44,229
Total Without Grade or Not available	Ps.	258,339	Ps.	—	Ps.	—	Ps.	258,339
	Ps.	27,050,198	Ps.	—	Ps.	—	Ps.	27,050,198

(1) Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(2) Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

d)	Investments in debt securities at amortized cost

	December 31, 2025(1)
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (2)(4)	Ps.	30,540	Ps.	—	Ps.	—	Ps.	30,540
Financial entities		1,963,450		—		—		1,963,450
Total investment grade	Ps.	1,993,990	Ps.	—	Ps.	—	Ps.	1,993,990
Speculative grade
Other public entities (3)	Ps.	5,351,209	Ps.	—	Ps.	—	Ps.	5,351,209
Sovereign (2)(4)		1,860,258		—		—		1,860,258
Total speculative grade	Ps.	7,211,467	Ps.	—	Ps.	—	Ps.	7,211,467
	Ps.	9,205,457	Ps.	—	Ps.	—	Ps.	9,205,457

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(3) Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

(4) During 2025, S&P Global Ratings downgraded the Government of Colombia’s rating from BBB- to BB+, which meant that the risk level shifted from investment grade to speculative.

	December 31, 2024
		Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (1)	Ps.	2,584,348	Ps.	—	Ps.	—	Ps.	2,584,348
Financial entities		2,321,902		—		—		2,321,902
Total investment grade	Ps.	4,906,250	Ps.	—	Ps.	—	Ps.	4,906,250
Speculative grade
Other public entities (2)	Ps.	5,563,208	Ps.	—	Ps.	—	Ps.	5,563,208
Corporate		64,709		—		—		64,709
Financial entities		6,647		—		—		6,647
Total speculative grade	Ps.	5,634,564	Ps.	—	Ps.	—	Ps.	5,634,564
Without Grade or Not available
Corporate	Ps.	76,915	Ps.	68,638	Ps.	—	Ps.	145,553
Financial Entities		22,000		—		—		22,000
Total Without Grade or Not available	Ps.	98,915	Ps.	68,638	Ps.	—	Ps.	167,553
	Ps.	10,639,729	Ps.	68,638	Ps.	—	Ps.	10,708,367

(1) Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(2) Corresponds to operations with government entities; including public administrations in general (includes regional and local governments).

e)	Other accounts receivable at FVTPL

	December 31, 2025		December 31, 2024
Investment grade
Sovereign (1)(2)(4)	Ps.	—	Ps.	4,181,835
Total investment grade	Ps.	—	Ps.	4,181,835
Speculative grade
Sovereign (1)(2)(3)(4)	Ps.	2,635,437	Ps.	—
Total speculative grade	Ps.	2,635,437	Ps.	—
	Ps.	2,635,437	Ps.	4,181,835

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

(1) Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(2) Sovereign corresponds to the financial assets in concession arrangements rights at fair value.

(3) During 2025, S&P Global Ratings downgraded the Government of Colombia’s rating from BBB- to BB+, which meant that the risk level shifted from investment grade to speculative.

(4) See Note 12.1 “Financial assets in concession arrangements”.

f)	Other account receivable at amortized cost

Other accounts receivable at amortized cost
		December 31, 2025 (1)
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivable and contract assets for government and corporate customers	Ps.	15,180,937	Ps.	—	Ps.	—	Ps.	—	Ps.	15,180,937
Other accounts receivable related to gas, energy services, contributions and others		1,343,088		144,086		173,848		—		1,661,022
Other receivables using simplified approach
Other accounts receivable from individual customers		—		—		—		5,374,202		5,374,202
Total other receivables	Ps.	16,524,025	Ps.	144,086	Ps.	173,848	Ps.	5,374,202	Ps.	22,216,161

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line by line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non current assets held for sale”, see note 13.A.

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

Evaluated using general approach

The following table provides information about the exposure to credit risk for other accounts receivable and contract assets for corporate customers as of December 31, 2025 and 2024. The credit quality of these financial assets follows the methodology of the probability of default of debt securities and other liquid financial assets (See note 4.1.5).

	December 31, 2025
	Stage 1		Stage 2		Stage 3		Total
Speculative grade
Sovereign (1)(2)	Ps.	15,180,937	Ps.	—	Ps.	—	Ps.	15,180,937
Total speculative grade	Ps.	15,180,937	Ps.	—	Ps.	—	Ps.	15,180,937

(1) Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(2) During 2025, S&P Global Ratings downgraded the Government of Colombia’s rating from BBB- to BB+, which meant that the risk level shifted from investment grade to speculative.

	December 31, 2024
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (1)	Ps.	15,962,982	Ps.	—	Ps.	—	Ps.	15,962,982
Corporate		—		—		1,298		1,298
Total investment grade	Ps.	15,962,982	Ps.	—	Ps.	1,298	Ps.	15,964,280

(1) Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

The following table provides information about the exposure to credit risk by segment for accounts receivable related to gas and energy services, the methodology used to estimate the ECLs is the same used for Loan and Receivable (See note 4.1.5).

	December 31, 2025
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	322,655	Ps.	—	Ps.	—	Ps.	322,655
Gas		796,782		129,623		111,538		1,037,943
Energy		118,477		14,463		62,310		195,250
Other accounts receivable		105,174		—		—		105,174
Total segmentation	Ps.	1,343,088	Ps.	144,086	Ps.	173,848	Ps.	1,661,022

	December 31, 2024
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	308,014	Ps.	—	Ps.	—	Ps.	308,014
Gas		843,852		119,622		90,587		1,054,061
Energy		110,794		11,123		54,047		175,964
Other accounts receivable		235,286		—		—		235,286
Total segmentation	Ps.	1,497,946	Ps.	130,745	Ps.	144,634	Ps.	1,773,325

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

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers as of December 31, 2025 and 2024.

	Weighted-	Gross
	(average loss	carrying		Loss			Credit-
December 31, 2025 (1)	rate )	amount		allowance			impaired
0–30 days past due	0.88%	Ps.	3,808,294	Ps.	33,380	Ps.	—
31–60 days past due	0.82%		113,701		927		—
61–90 days past due	0.22%		456,361		1,022		—
More than 90 days past due	18.67%		995,846		185,930		995,846
		Ps.	5,374,202	Ps.	221,259	Ps.	995,846

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

g)	Derivative instruments

The details of credit rating determined by independent credit rating agents of counterparties in trading derivatives and hedge derivatives in active position are as follows:

Credit worthiness	December 31, 2025		December 31, 2024
Investment grade	Ps.	1,550,274	Ps.	622,273
Speculative		265		774
Without grade or not available		903,040		400,266
Total	Ps.	2,453,579	Ps.	1,023,313

The following table shows an analysis of counterparty credit exposures that arise from derivative transactions. Transactions derived from Grupo Aval are generally fully guaranteed with cash:

Trading derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		amount		value		amount		value
2025
Derivative assets	Ps.	91,807,958	Ps.	2,217,021	Ps.	2,770,287	Ps.	25,614
Derivative liabilities		73,825,664		1,951,439		3,682,966		36,037
2024
Derivative assets	Ps.	104,988,291	Ps.	969,294	Ps.	14,317,598	Ps.	10,246
Derivative liabilities		64,053,439		1,011,934		10,715,432		6,646

Hedging derivatives

		Total				Central counterparties
		Notional		Fair		Notional		Fair
		amount		value		amount		value
2025
Derivative assets	Ps.	6,262,723	Ps.	236,558	Ps.	—	Ps.	—
Derivative liabilities		6,581,577		34,842		—		—
2024
Derivative assets	Ps.	7,330,349	Ps.	54,019	Ps.	—	Ps.	—
Derivative liabilities		2,355,232		21,658		—		—

Derivative transactions of Grupo Aval are collateralized by cash of Ps. (378,080) as of December 31, 2025, and of Ps. (246,003) as of December 31, 2024, see note 4.1.10 “Offset of financial assets and liabilities”.

h)	Cash and cash equivalents

Grupo Aval held cash and cash equivalents of Ps. 19,354,710 as of December 31, 2025 (2024: Ps. 16,998,859). The cash and cash equivalents are held in central banks and financial institution counterparties. The following table shows an analysis of counterparty credit exposures:

	December 31, 2025		December 31, 2024
Investment grade	Ps.	10,978,851	Ps.	13,256,226
Central bank		—		4,166,796
Financial entities (3)		10,978,851		9,089,430
Speculative grade		4,705,916		—
Central bank (2)		4,705,916		—
Without grade or not available		500		279
Checks in Clearing		500		279
Cash and cash equivalent with third parties	Ps.	15,685,267	Ps.	13,256,505
Cash held by entity (1)	Ps.	3,669,443	Ps.	3,742,354
Total	Ps.	19,354,710	Ps.	16,998,859

(1) Cash held by each Grupo Aval’s bank in custody in vaults, ATMs and cash.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

(2) During 2025, S&P Global Ratings downgraded the Government of Colombia’s rating from BBB- to BB+, which meant that the risk level shifted from investment grade to speculative.

(3) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

4.1.4 Mitigation of Credit Risk and Collateral

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

Mortgage lending

The following tables classify credit exposures for mortgage loans and advances to retail customers by ranges of loan-to-value (LTV) ratio. LTV is calculated as the ratio of the gross amount of the loan – or the amount of the loan commitments – to the value of the collateral. The value of the collateral for mortgage loans is based on the collateral value at origination updated based on changes in housing price indices.

	December 31, 2025 (1)		December 31, 2024
LTV ratio
Less than 50%	Ps.	10,559,114	Ps.	9,427,666
51 – 70%		8,779,050		7,820,690
71 – 90%		2,382,447		3,964,073
91 – 100%		206,889		556,783
More than 100%		184,210		266,515
Total	Ps.	22,111,710	Ps.	22,035,727

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Credit-impaired mortgage loans

For credit-impaired loans the value of collateral is based on the most recent appraisals.

	December 31, 2025 (1)		December 31, 2024
LTV ratio
Less than 50%	Ps.	240,489	Ps.	205,345
51 – 70%		360,955		320,667
More than 70%		137,777		269,153
Total	Ps.	739,221	Ps.	795,165

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

As of December 31, 2025, and 2024, the following chart shows the detail of the credit portfolio per type of guarantees received:

									Interbank and
December 31, 2025 (1)	Commercial		Consumer		Mortgages		Microcredit		overnight funds		Total
Unsecured credits	Ps.	61,243,730	Ps.	55,974,691	Ps.	1,786	Ps.	1,114	Ps.	1,757,987	Ps.	118,979,308
Loans secured by other banks		87,323		51		—		—		—		87,374
Collateralized credits:
Mortgages		1,946,394		156,255		19,587,117		32		—		21,689,798
Other real estate		8,088,980		81,630		110		374		—		8,171,094
Investments in equity instruments		554,447		—		—		—		—		554,447
Deposits in cash or cash equivalents		203,654		590		—		—		—		204,244
Leased machineries and vehicles		9,906,607		12,663		2,516,519		—		—		12,435,789
Fiduciary agreements, standby letters and guarantee funds		10,773,682		20,279		6,178		—		—		10,800,139
Pledged income		4,178,321		—		—		—		—		4,178,321
Pledges		3,414,726		4,181,387		—		—		—		7,596,113
Other assets		7,911,120		28,667		—		—		19,529		7,959,316
Total gross loan portfolio	Ps.	108,308,984	Ps.	60,456,213	Ps.	22,111,710	Ps.	1,520	Ps.	1,777,516	Ps.	192,655,943

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2025, and 2024, the following chart sets out the carrying amount and the value of identifiable collateral (mainly commercial property) for commercial loans held by Grupo Aval at a consolidated level:

	December 31, 2025 (1)				December 31, 2024
	Carrying Amount		Collateral		Carrying Amount		Collateral
Stages 1 and 2	Ps.	31,416,687	Ps.	23,001,651	Ps.	34,004,844	Ps.	25,569,949
Stage 3		2,506,258		2,172,552		3,404,067		2,840,416
	Ps.	33,922,945	Ps.	25,174,203	Ps.	37,408,911	Ps.	28,410,365

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

4.1.5 Amounts arising from Expected Credit Loss (ECL)

Definition of Default

Grupo Aval considers a financial asset to be in default when:

●	The borrower is unlikely to pay its credit obligations to Grupo Aval in full. Without prejudice, Grupo Aval takes actions such as realizing collateral (if any is held); or
●	The borrower is more than 90 days past due on any material credit obligation other than mortgages to Grupo Aval. Overdrafts are considered past due once the customer has breached the allowed tenor or been advised of the reduction of the limit;
●	For mortgages, when the borrower is more than 180 days past due;
●	The borrower is in a state of restructuring, bankruptcy proceedings or business reorganization.
●	In the case of fixed income financial securities, the following concepts among others apply:
-	External rating of the issuer or instrument in rating D under Standard & Poor’s and Fitch Ratings scale or rating C under Moody’s scale,
-	Contractual payments are not made on the due date.
-	There is a very high probability of suspension of payments.
-	The issuer likely to go bankrupt or file for bankruptcy or similar action.
-	The financial asset no longer has an active market given its financial difficulties.

In assessing whether a borrower is in default, Grupo Aval considers indicators as follows:

●	Qualitative: e.g. breaches of non-financial covenants;
●	Quantitative: e.g. breaches of financial covenants, overdue status and non-payment of another obligation of the same issuer to Grupo Aval; and
●	Based on internally historical or developed data and obtained from external sources.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Where modelling of a parameter is carried out on a collective basis, the financial instruments are grouped based on shared risk characteristics that include:

●	Instrument type;
●	Credit risk ratings;
●	Collateral type;
●	Date of initial recognition;
●	Remaining term to maturity; and
●	Industry;

The groups are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous.

In addition, for significant impaired loans, allowance estimates are made through individual evaluation based on quantitative criteria, such as the methods contemplated in IFRS 9 of discounted cash flow and fair value of the guarantee, and qualitative criteria that involve knowledge of the customer's current situation, the environment in which it carries out its activities, legal or bankruptcy proceedings and expert judgment, among other aspects.

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

This analysis includes the identification and calibration of the relation between changes in default rates and changes in key macro-economic factors, as well as an in-depth analysis of the impact of certain other factors (e.g. cancellations) on the risk of default. For exposures to specific industries and/or regions, the analysis may extend to relevant commodity and/ or real estate prices.

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

Grupo Aval has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and risks and credit losses.

Changes in economic conditions will be monitored by Grupo Aval´s Entities and subsidiaries to be incorporated into the macroeconomic parameters used to prepare stress scenarios and financial projections. Forward looking information was adjusted, recognizing macroeconomic impacts based on the available information about past events, current conditions and forecasts of economic conditions.

The following table presents one-year projections for Colombia made in December 2024, compared to the official data for December 2025.

	2025	Expected for 2025 in 2024
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	5.10%	3.90%	3.90%	3.67%
DTF Interest rate	8.95%	4.97%	6.03%	5.82%
GDP Growth	2.60%	0.55%	2.68%	3.75%
Unemployment rate	8.00%	11.46%	10.46%	9.99%

The economic scenarios used as of December 31, 2025, and 2024 (one-year projections) include the following expected scenarios of key indicators (among others) for Colombia.

	One year projection in 2025			One year projection in 2024
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	4.43%	4.62%	4.63%	3.90%	3.90%	3.67%
DTF Interest rate	8.17%	9.26%	8.51%	4.97%	6.03%	5.82%
GDP Growth	1.46%	2.75%	3.23%	0.55%	2.68%	3.75%
Unemployment rate	9.83%	8.72%	7.83%	11.46%	10.46%	9.99%

The following additional variable was relevant to the models used by our banks in 2024.

	One year projection in 2025			One year projection in 2024
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Interest rate	8.50%	9.25%	8.50%	5.25%	6.25%	6.25%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

The following table presents one-year projections for Panama made in December 2024, compared to the official data for December 2025, for nominal interest rate variation with the data for November 2025:

	2025	Expected for 2025 in 2024
	Real Scenario	Scenario A	Scenario B	Scenario C
Inflation	(0.21%)	2.33%	2.15%	1.51%
Nominal interest rate variation	0.23%	0.14%	0.10%	(0.02%)
IMAE (1)	4.03%	2.79%	3.03%	3.42%

The economic scenarios used as of December 31, 2025, and 2024 (one-year projections) include the following expected scenarios of key indicators (among others) for Panama.

	One year projection in 2025 (2)			One year projection in 2024
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	2.51%	1.57%	1.21%	2.33%	2.15%	1.51%
Nominal interest rate variation	0.49%	(0.30%)	(0.42%)	0.14%	0.10%	(0.02%)
IMAE (1)	3.69%	4.12%	4.46%	2.79%	3.03%	3.42%

(1)  Monthly Indicator of Economic Activity.

(2)  The Panama key indicators refer to Multi Financial Group. See note 13.B., "Discontinued operation related to Multi Financial Group”.

The scenario probability weightings applied as of December 31, 2025, and 2024 in measuring ECL are as follows:

Colombia

	2025			2024
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	27%	56%	17%	27%	56%	17%

Panama

	2025			2024
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting (1)	10%	60%	30%	15%	75%	10%

(1)  The Panama key indicators refer to Multi Financial Group. See note 13.B., "Discontinued operation related to Multi Financial Group”.

The table below shows the loss allowance on loans assuming each forward-looking scenario (e.g. scenario A, B and C) were weighted 100% instead of applying scenario probability weights across the three scenarios.

		December 31, 2025 (1)					December 31, 2024
	Scenario A		Scenario B		Scenario C		Scenario A		Scenario B		Scenario C
Gross Exposure
Commercial	Ps.	108,308,984	Ps.	108,308,984	Ps.	108,308,984	Ps.	115,414,643	Ps.	115,414,643	Ps.	115,414,643
Consumer		60,456,213		60,456,213		60,456,213		61,976,325		61,976,325		61,976,325
Mortgages		22,111,710		22,111,710		22,111,710		22,035,727		22,035,727		22,035,727
Microcredit		1,520		1,520		1,520		4,375		4,375		4,375
Interbank and overnight funds		1,777,516		1,777,516		1,777,516		705,055		705,055		705,055
Total gross exposure	Ps.	192,655,943	Ps.	192,655,943	Ps.	192,655,943	Ps.	200,136,125	Ps.	200,136,125	Ps.	200,136,125

Loss Allowance for each scenario
Commercial	Ps.	4,218,378	Ps.	4,241,331	Ps.	4,286,802	Ps.	5,309,528	Ps.	5,336,949	Ps.	5,430,691
Consumer		3,619,488		3,651,503		3,720,068		4,118,656		4,168,736		4,239,720
Mortgages		499,989		500,866		506,196		468,275		471,634		480,073

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		December 31, 2025 (1)					December 31, 2024
	Scenario A		Scenario B		Scenario C		Scenario A		Scenario B		Scenario C
Microcredit		958		959		961		3,611		3,610		3,613
Interbank and overnight funds		8,030		8,293		8,854		2,505		2,619		3,029
Total Loss Allowance	Ps.	8,346,843	Ps.	8,402,952	Ps.	8,522,881	Ps.	9,902,575	Ps.	9,983,548	Ps.	10,157,126

The table below shows the loan portfolio in Stage 2 for each scenario.

Proportion of Assets in Stage 2
Commercial		3.9%		4.1%		4.2%		3.2%		3.2%		3.8%
Consumer		6.4%		6.3%		6.3%		7.6%		8.2%		8.7%
Mortgages		3.8%		3.8%		3.8%		6.0%		8.4%		8.4%
Microcredit		0.5%		0.5%		0.5%		0.9%		0.9%		0.9%
Interbank and overnight funds		—%		—%		—%		—%		—%		—%

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

These probabilities are estimated using the historical information collected by the financial subsidiaries and are grouped by type of product. The probabilities are constantly reviewed in order to accurately estimate them and calibrate them.

Credit Risk Model: Debt securities and other liquid financial assets

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

External elements related to a significant increase in credit risk are detailed below:

●	Negative changes in external credit ratings.
●	Changes in external market variables such as credit spreads, prices of issuer’s (CDS) and other prices of debt instruments and equities.
●	Changes in business, economic, financial, regulatory or technological environment which can affect the payment capacity of the issuer.
●	Changes in operational results that can compromise the payment capacity of the issuer.

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

II. PD – Probability of default

PD depends on the external credit rating of the issuance, issuer or counterparty. Credit rating information is published by international credit rating corporations, such as Standard & Poor’s, Moody’s and Fitch Ratings, or national credit rating corporations, such as Fitch Ratings Colombia S.A. or BRC. In any case, international ratings have priority over national ratings.

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

For financial assets classified as stage 3, lifetime PD will equal 100% for any issuance, issuer or counterparty.

The PD value tables are made available and published annually by S&P Global Ratings in the reports “2024 Annual Global Sovereign Default and Rating Transition Study” and “2024 Annual Global Corporate Default and Rating Transition Study”, as of December 31, 2025, as well as in the reports “2023 Annual Global Sovereign Default and Rating Transition Study” and “2023 Annual Global Corporate Default and Rating Transition Study” as of December 31,2024.

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

Grupo Aval´s methodology assigns weights for recovery rates for Sovereigns Debt and Corporates Debt. Sovereign Debt recovery rates remained at 53% in 2025, also Corporate Debt recovery rates increased moderately from 46.9% in 2024 to 47% in 2025.

Additional information is available and published annually by Moody’s in the reports “Sovereign Default and Recovery Rates, 1983–2024” and “Annual Default Study: Corporate Default Rate to Fall Below Its Long-Term Average in 2025” as of December 31, 2025, and in the reports “Annual Default Study: Corporate Default Rate to Moderate in 2024 but Remain Near Its Long-Term Average” and “Sovereign Default and Recovery Rates, 1983–2023” as of December 31, 2024.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

Loss allowance

The table below shows the loss allowance balances as of December 31, 2025, and 2024:

	December 31, 2025 (1)
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Loan commercial portfolio	Ps.	683,890	Ps.	220,828	Ps.	3,357,213	Ps.	—	Ps.	4,261,931
Loan consumer portfolio		1,104,503		703,634		1,856,639		—		3,664,776
Loan mortgage portfolio		78,738		64,868		358,549		—		502,155
Loan microcredit portfolio		15		—		945		—		960
Loan interbank and overnight funds portfolio		148		—		—		—		148
Total loan portfolio	Ps.	1,867,294	Ps.	989,330	Ps.	5,573,346	Ps.	—	Ps.	8,429,970
Investments in debt securities at amortized cost		8,278		—		—		—		8,278
Other accounts receivable		31,161		25,223		102,494		233,814		392,692
Total loss allowance financial assets at amortized cost	Ps.	1,906,733	Ps.	1,014,553	Ps.	5,675,840	Ps.	233,814	Ps.	8,830,940

Investments in debt securities at FVOCI	Ps.	26,558	Ps.	44	Ps.	—	Ps.	—	Ps.	26,602
Loan commitments and financial guarantee contracts		69,308		6,906		1,611		—		77,825
Total loss allowance	Ps.	2,002,599	Ps.	1,021,503	Ps.	5,677,451	Ps.	233,814	Ps.	8,935,367

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”,, see note 13.A

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	December 31, 2024
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan interbank and overnight funds portfolio		794		1		—		—		795
Total loan portfolio	Ps.	1,890,934	Ps.	1,216,752	Ps.	6,898,953	Ps.	—	Ps.	10,006,639
Investments in debt securities at amortized cost		14,329		4,346		—		—		18,675
Other accounts receivable		31,226		22,196		117,508		191,041		361,971
Total loss allowance financial assets at amortized cost	Ps.	1,936,489	Ps.	1,243,294	Ps.	7,016,461	Ps.	191,041	Ps.	10,387,285

Investments in debt securities at FVOCI	Ps.	18,310	Ps.	—	Ps.	—	Ps.	—	Ps.	18,310
Loan commitments and financial guarantee contracts		62,509		7,671		2,234		—		72,414
Total loss allowance	Ps.	2,017,308	Ps.	1,250,965	Ps.	7,018,695	Ps.	191,041	Ps.	10,478,009

The following table presents the impairment losses/recoveries per portfolio for the years ended December 31, 2025, 2024 and 2023:

		As of December 31, 2025		As of December 31, 2024 (1)		As of December 31, 2023 (1)
Commercial	Ps.	953,167	Ps.	690,828	Ps.	137,906
Consumer		3,034,991		3,780,124		4,342,925
Mortgage		175,898		133,885		59,250
Microcredit		(89)		(10,902)		31,901
Interbank and overnight funds		(647)		773		(1,422)
Total loan portfolio	Ps.	4,163,320	Ps.	4,594,708	Ps.	4,570,560
Other receivables(2)		161,404		92,044		76,487
Net portfolio provision impact on income statement	Ps.	4,324,724	Ps.	4,686,752	Ps.	4,647,047

(1) The information was modified based on MFG's discontinued operation; see note 13.B.

(2) Includes net of loss allowance presented as part of “Costs and expenses of sales goods and services” as of December 2025 Ps. (56,497) as of December 2024 Ps. (71,157) and as of December 2023 Ps. (51,035).

The table below shows for loans stage 3 individually assessed for ECL the gross amount and loss allowance balances as of December 31, 2025, and 2024.

	December 31, 2025 (1)
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	68	Ps.	—	Ps.	—
Subtotal	Ps.	68	Ps.	—	Ps.	—

With recognized provision
Commercial	Ps.	6,090,515	Ps.	300,598	Ps.	2,100,718
Consumer		13,117		1,841		4,755
Mortgage		11,435		—		2,889
Subtotal	Ps.	6,115,067	Ps.	302,439	Ps.	2,108,362
Totals
Commercial	Ps.	6,090,583	Ps.	300,598	Ps.	2,100,718
Consumer		13,117		1,841		4,755
Mortgage		11,435		—		2,889
Total	Ps.	6,115,135	Ps.	302,439	Ps.	2,108,362

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	December 31, 2024
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	262,667	Ps.	262,373	Ps.	—
Subtotal	Ps.	262,667	Ps.	262,373	Ps.	—

With recognized provision
Commercial	Ps.	7,775,982	Ps.	1,348,148	Ps.	2,950,023
Consumer		6,512		4,332		3,868
Mortgage		19,828		1,970		11,541
Subtotal	Ps.	7,802,322	Ps.	1,354,450	Ps.	2,965,432
Totals
Commercial	Ps.	8,038,649	Ps.	1,610,521	Ps.	2,950,023
Consumer		6,512		4,332		3,868
Mortgage		19,828		1,970		11,541
Total	Ps.	8,064,989	Ps.	1,616,823	Ps.	2,965,432

The difference between the value of the loan and the guarantees disclosed in the table above corresponds to unsecured loans valued under the discounted cash flow method. When using this method, it is implied that it is possible for the customer to make future payments.

The loss allowance recognized in the period is impacted by a variety of factors, as described below:

●	Transfers between Stage 1 and Stages 2 or 3 due to financial instruments experiencing significant increases (or decreases) in credit risk or becoming credit-impaired in the period, and the consequent "step up" (or "step down") between 12-month and lifetime ECL;
●	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized in the period;
●	Impact of the measurement of ECL due to changes made to models and assumptions;
●	Decrease within ECL due to the passage of time, as ECL is measured on a present value basis;
●	Foreign exchange retranslations for asset denominated in foreign currencies and other movements; and
●	Financial assets derecognized during the period and write-offs of allowances related to assets than were written off during the period.

The following tables show the reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Total Loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2023	Ps.	1,494,887	Ps.	1,425,922	Ps.	6,276,705	Ps.	9,197,514
Transfers:
Transfer from stage 1 to stage 2		(332,307)		332,307		—		—
Transfer from stage 1 to stage 3		(450,063)		—		450,063		—
Transfer from stage 2 to stage 3		—		(1,180,705)		1,180,705		—
Transfer from stage 3 to stage 2		—		309,622		(309,622)		—
Transfer from stage 2 to stage 1		479,360		(479,360)		—		—
Transfer from stage 3 to stage 1		113,974		—		(113,974)		—
Net remeasurement of loss allowance (6)		328,184		1,261,116		2,678,727		4,268,027
New financial assets originated or purchased		746,460		285,746		617,291		1,649,497
Financial assets that have been derecognized		(407,483)		(129,426)		(810,055)		(1,346,964)
Sales of portfolio (7)		(2,369)		(1,809)		(357,202)		(361,380)
Unwind of discount (3)		12		62		724,674		724,748
FX and other movements		(13,879)		(16,567)		(43,683)		(74,129)
Discontinued operations (1)		(31,149)		18,163		167,887		154,901
Write-offs		(114,019)		(540,280)		(3,522,200)		(4,176,499)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of December 31, 2023	Ps.	1,811,608	Ps.	1,284,791	Ps.	6,939,316	Ps.	10,035,715
Transfers:
Transfer from stage 1 to stage 2		(332,518)		332,518		—		—
Transfer from stage 1 to stage 3		(422,672)		—		422,672		—
Transfer from stage 2 to stage 3		—		(1,229,034)		1,229,034		—
Transfer from stage 3 to stage 2		—		174,006		(174,006)		—
Transfer from stage 2 to stage 1		339,075		(339,075)		—		—
Transfer from stage 3 to stage 1		112,495		—		(112,495)		—
Net remeasurement of loss allowance (5)		408,965		1,324,473		2,884,586		4,618,024
New financial assets originated or purchased		553,975		171,018		560,083		1,285,076
Financial assets that have been derecognized		(494,729)		(122,114)		(691,549)		(1,308,392)
Sales of portfolio (7)		(3,063)		(793)		(130,799)		(134,655)
Unwind of discount (3)		1		77		816,010		816,088
FX and other movements		9,650		7,608		25,775		43,033
Discontinued operations (1)		(23,538)		25,642		136,410		138,514
Write-offs		(68,315)		(412,365)		(5,006,084)		(5,486,764)
Loss allowance as of December 31, 2024	Ps.	1,890,934	Ps.	1,216,752	Ps.	6,898,953	Ps.	10,006,639
Transfers:
Transfer from stage 1 to stage 2		(275,855)		275,855		—		—
Transfer from stage 1 to stage 3		(316,862)		—		316,862		—
Transfer from stage 2 to stage 3		—		(1,026,370)		1,026,370		—
Transfer from stage 3 to stage 2		—		130,594		(130,594)		—
Transfer from stage 2 to stage 1		282,164		(282,164)		—		—
Transfer from stage 3 to stage 1		126,870		—		(126,870)		—
Net remeasurement of loss allowance (4)		13,558		992,532		2,655,809		3,661,899
New financial assets originated or purchased		886,998		184,597		561,200		1,632,795
Financial assets that have been derecognized		(547,374)		(121,062)		(462,938)		(1,131,374)
Sales of portfolio (7)		(10)		(357)		(301,939)		(302,306)
Unwind of discount (3)		—		—		388,182		388,182
FX and other movements		(11,629)		(11,924)		(26,521)		(50,074)
Discontinued operations (1)		(23,788)		60,721		122,298		159,231
Reclassification MFG operation (2)		(70,728)		(64,506)		(126,777)		(262,011)
Write-offs		(86,984)		(365,338)		(5,220,689)		(5,673,011)
Loss allowance as of December 31, 2025	Ps.	1,867,294	Ps.	989,330	Ps.	5,573,346	Ps.	8,429,970

(1)       See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2)      Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2025 versus parameters as of 2024 and the loan portfolio as of 2025.

December 31, 2025
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	171,714	Ps.	110,005	Ps.	8,053	Ps.	289,772

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

(7)  Sale of loan portfolio corresponds mainly to sale of microcredit portfolio, and impaired portfolio and/ or with an increase in credit risk.

The following table further explains changes in the gross carrying amount of the loan portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2023	Ps.	164,906,023	Ps.	11,774,908	Ps.	11,632,430	Ps.	188,313,361
Transfers:
Transfer from stage 1 to stage 2		(10,951,993)		10,951,993		—		—
Transfer from stage 1 to stage 3		(2,059,976)		—		2,059,976		—
Transfer from stage 2 to stage 3		—		(3,372,104)		3,372,104		—
Transfer from stage 2 to stage 1		9,137,025		(9,137,025)		—		—
Transfer from stage 3 to stage 2		—		876,973		(876,973)		—
Transfer from stage 3 to stage 1		509,414		—		(509,414)		—
New financial assets originated or purchased		111,919,244		2,583,927		8,250,075		122,753,246
Financial assets that have been paid		(103,065,373)		(3,798,676)		(7,734,476)		(114,598,525)
Net remeasurement of amortized cost and other receivables		1,032,328		(507,018)		97,065		622,375
Sale of loan portfolio-loss allowance (4)		(2,369)		(1,809)		(357,202)		(361,380)
Sale of loan portfolio-cash (4)		—		(694)		(112,766)		(113,460)
Gain or loss on sale portfolio (4)		—		(59)		3,390		3,331
FX and other movements (3)		(6,594,417)		(388,080)		(424,255)		(7,406,752)
Discontinued operations (1)		(191,326)		671,991		687,408		1,168,073
Write-offs		(114,019)		(540,280)		(3,522,200)		(4,176,499)
Total portfolio as of December 31, 2023	Ps.	164,524,561	Ps.	9,114,047	Ps.	12,565,162	Ps.	186,203,770
Transfers:
Transfer from stage 1 to stage 2		(9,506,321)		9,506,321		—		—
Transfer from stage 1 to stage 3		(2,324,339)		—		2,324,339		—
Transfer from stage 2 to stage 3		—		(3,841,435)		3,841,435		—
Transfer from stage 2 to stage 1		4,633,197		(4,633,197)		—		—
Transfer from stage 3 to stage 2		—		717,343		(717,343)		—
Transfer from stage 3 to stage 1		488,967		—		(488,967)		—
New financial assets originated or purchased		114,075,744		2,713,752		6,287,303		123,076,799
Financial assets that have been paid		(98,949,746)		(3,690,211)		(6,354,777)		(108,994,734)
Net remeasurement of amortized cost and other receivables		476,767		(811,893)		229,242		(105,884)
Sale of loan portfolio-loss allowance (4)		(3,063)		(793)		(130,799)		(134,655)
Sale of loan portfolio-cash (4)		(218,936)		(12,540)		(51,151)		(282,627)
Gain or loss on sale portfolio (4)		(20)		(558)		664		86
FX and other movements (3)		4,287,130		210,057		248,171		4,745,358
Discontinued operations (1)		(219,095)		660,046		673,825		1,114,776
Write-offs		(68,315)		(412,365)		(5,006,084)		(5,486,764)
Total portfolio as of December 31, 2024	Ps.	177,196,531	Ps.	9,518,574	Ps.	13,421,020	Ps.	200,136,125
Transfers:
Transfer from stage 1 to stage 2		(9,972,848)		9,972,848		—		—
Transfer from stage 1 to stage 3		(1,904,212)		—		1,904,212		—
Transfer from stage 2 to stage 3		—		(3,460,367)		3,460,367		—
Transfer from stage 2 to stage 1		4,099,867		(4,099,867)		—		—
Transfer from stage 3 to stage 2		—		598,857		(598,857)		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Transfer from stage 3 to stage 1		472,961		—		(472,961)		—
New financial assets originated or purchased		133,064,325		11,519,514		5,209,376		149,793,215
Financial assets that have been paid		(112,932,038)		(12,751,684)		(6,173,815)		(131,857,537)
Net remeasurement of amortized cost and other receivables		(973,288)		(463,725)		992,302		(444,711)
Sale of loan portfolio-loss allowance (4)		(10)		(357)		(301,939)		(302,306)
Sale of loan portfolio-cash (4)		(2)		(33)		(124,977)		(125,012)
Gain or loss on sale portfolio (4)		(1)		(41)		12,181		12,139
FX and other movements (3)		(4,700,309)		(248,985)		(228,152)		(5,177,446)
Discontinued operations (1)		922,799		112,276		75,139		1,110,214
Reclassification MFG operation (2)		(12,067,196)		(1,670,297)		(1,078,234)		(14,815,727)
Write-offs		(86,984)		(365,338)		(5,220,689)		(5,673,011)
Total portfolio as of December 31, 2025	Ps.	173,119,595	Ps.	8,661,375	Ps.	10,874,973	Ps.	192,655,943

(1) See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2) Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

(3) Corresponds to the variation in the TRM between January and December: Ps. (652.07) per U.S. dollar in 2025, Ps. 587.1 in 2024, and Ps. (988.15) in 2023.

(4) Sale of loan portfolio corresponds mainly to sale of microcredit portfolio, and impaired portfolio and/ or with an increase in credit risk.

The total loan portfolio is composed of commercial loans, consumer loans, mortgage loans, microcredit loans and interbank and overnight funds loan. The following tables show the movement in provisions and gross amounts of these portfolios separately:

Commercial loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2023	Ps.	598,538	Ps.	515,202	Ps.	4,379,006	Ps.	5,492,746
Transfers:
Transfer from stage 1 to stage 2		(44,743)		44,743		—		—
Transfer from stage 1 to stage 3		(18,381)		—		18,381		—
Transfer from stage 2 to stage 3		—		(130,514)		130,514		—
Transfer from stage 3 to stage 2		—		40,868		(40,868)		—
Transfer from stage 2 to stage 1		150,216		(150,216)		—		—
Transfer from stage 3 to stage 1		31,836		—		(31,836)		—
Net remeasurement of loss allowance (6)		(143,952)		(109,495)		602,866		349,419
New financial assets originated or purchased		285,466		57,006		125,454		467,926
Financial assets that have been derecognized		(211,534)		(35,105)		(432,800)		(679,439)
Sales of portfolio		—		—		(194,305)		(194,305)
Unwind of discount (3)		—		16		517,513		517,529
FX and other movements		(11,012)		(9,657)		(35,821)		(56,490)
Discontinued operations (1)		(20,690)		(1,893)		87,790		65,207
Write-offs		(3,303)		(2,131)		(662,559)		(667,993)
Loss allowance as of December 31, 2023	Ps.	612,441	Ps.	218,824	Ps.	4,463,335	Ps.	5,294,600
Transfers:
Transfer from stage 1 to stage 2		(55,649)		55,649		—		—
Transfer from stage 1 to stage 3		(18,703)		—		18,703		—
Transfer from stage 2 to stage 3		—		(141,584)		141,584		—
Transfer from stage 3 to stage 2		—		42,213		(42,213)		—
Transfer from stage 2 to stage 1		69,270		(69,270)		—		—
Transfer from stage 3 to stage 1		25,801		—		(25,801)		—
Net remeasurement of loss allowance (5)		89,091		102,262		712,382		903,735
New financial assets originated or purchased		276,958		39,096		116,280		432,334
Financial assets that have been derecognized		(266,644)		(37,026)		(341,571)		(645,241)
Sales of portfolio		—		—		(94,960)		(94,960)
Unwind of discount (3)		1		51		593,517		593,569
FX and other movements		5,749		3,974		21,427		31,150

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Discontinued operations (1)		(9,701)		7,179		70,058		67,536
Write-offs		(4,539)		(3,780)		(1,211,511)		(1,219,830)
Loss allowance as of December 31, 2024	Ps.	724,075	Ps.	217,588	Ps.	4,421,230	Ps.	5,362,893
Transfers:
Transfer from stage 1 to stage 2		(55,003)		55,003		—		—
Transfer from stage 1 to stage 3		(15,271)		—		15,271		—
Transfer from stage 2 to stage 3		—		(143,316)		143,316		—
Transfer from stage 3 to stage 2		—		29,470		(29,470)		—
Transfer from stage 2 to stage 1		54,778		(54,778)		—		—
Transfer from stage 3 to stage 1		18,925		—		(18,925)		—
Net remeasurement of loss allowance (4)		(89,531)		110,018		776,530		797,017
New financial assets originated or purchased		397,081		58,317		296,127		751,525
Financial assets that have been derecognized		(293,004)		(41,751)		(260,620)		(595,375)
Sales of portfolio		(3)		(3)		(186,840)		(186,846)
Unwind of discount (3)		—		—		261,596		261,596
FX and other movements		(6,900)		(5,869)		(22,105)		(34,874)
Discontinued operations (1)		(7,562)		36,640		19,124		48,202
Reclassification MFG operation (2)		(34,399)		(35,413)		(90,776)		(160,588)
Write-offs		(9,296)		(5,078)		(1,967,245)		(1,981,619)
Loss allowance as of December 31, 2025	Ps.	683,890	Ps.	220,828	Ps.	3,357,213	Ps.	4,261,931

(1) See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2)      Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2025 versus parameters as of 2024 and the loan portfolio as of 2025.

December 31, 2025
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	138,799	Ps.	48,659	Ps.	7,689	Ps.	195,147

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2023	Ps.	89,958,234	Ps.	5,672,094	Ps.	9,144,771	Ps.	104,775,099
Transfers:
Transfer from stage 1 to stage 2		(3,831,869)		3,831,869		—		—
Transfer from stage 1 to stage 3		(979,725)		—		979,725		—
Transfer from stage 2 to stage 3		—		(986,422)		986,422		—
Transfer from stage 2 to stage 1		4,428,540		(4,428,540)		—		—
Transfer from stage 3 to stage 2		—		327,479		(327,479)		—
Transfer from stage 3 to stage 1		216,849		—		(216,849)		—
New financial assets originated or purchased		75,428,992		924,475		1,156,101		77,509,568
Financial assets that have been paid		(66,409,339)		(1,587,486)		(3,472,586)		(71,469,411)
Net remeasurement of amortized cost and other receivables		526,100		(679,777)		1,585,087		1,431,410
Sale of loan portfolio-loss allowance		—		—		(194,305)		(194,305)
Sale of loan portfolio-cash		—		—		(78,613)		(78,613)
Gain or loss on sale portfolio		—		—		(7,415)		(7,415)
FX and other movements		(5,261,913)		(239,697)		(403,935)		(5,905,545)
Discontinued operations (1)		255,734		698,670		700,618		1,655,022
Write-offs		(3,303)		(2,131)		(662,559)		(667,993)
Total portfolio as of December 31, 2023	Ps.	94,328,300	Ps.	3,530,534	Ps.	9,188,983	Ps.	107,047,817
Transfers:
Transfer from stage 1 to stage 2		(3,045,688)		3,045,688		—		—
Transfer from stage 1 to stage 3		(1,417,659)		—		1,417,659		—
Transfer from stage 2 to stage 3		—		(1,317,836)		1,317,836		—
Transfer from stage 2 to stage 1		1,717,607		(1,717,607)		—		—
Transfer from stage 3 to stage 2		—		327,186		(327,186)		—
Transfer from stage 3 to stage 1		193,628		—		(193,628)		—
New financial assets originated or purchased		78,072,651		1,151,665		2,338,796		81,563,112
Financial assets that have been paid		(71,077,046)		(1,565,432)		(3,236,784)		(75,879,262)
Net remeasurement of amortized cost and other receivables		(385,444)		(828,388)		(84,314)		(1,298,146)
Sale of loan portfolio-loss allowance		—		—		(94,960)		(94,960)
Sale of loan portfolio-cash		—		—		(22,804)		(22,804)
Gain or loss on sale portfolio		—		—		5,633		5,633
FX and other movements		3,309,663		136,089		237,033		3,682,785
Discontinued operations (1)		236,432		706,131		687,735		1,630,298
Write-offs		(4,539)		(3,780)		(1,211,511)		(1,219,830)
Total portfolio as of December 31, 2024	Ps.	101,927,905	Ps.	3,464,250	Ps.	10,022,488	Ps.	115,414,643
Transfers:
Transfer from stage 1 to stage 2		(3,898,207)		3,898,207		—		—
Transfer from stage 1 to stage 3		(1,069,896)		—		1,069,896		—
Transfer from stage 2 to stage 3		—		(1,161,965)		1,161,965		—
Transfer from stage 2 to stage 1		1,220,996		(1,220,996)		—		—
Transfer from stage 3 to stage 2		—		278,400		(278,400)		—
Transfer from stage 3 to stage 1		184,074		—		(184,074)		—
New financial assets originated or purchased		85,047,055		10,307,334		2,317,075		97,671,464
Financial assets that have been paid		(77,680,078)		(10,557,970)		(2,988,923)		(91,226,971)
Net remeasurement of amortized cost and other receivables		(51,136)		(194,087)		(57,597)		(302,820)
Sale of loan portfolio-loss allowance		(3)		(3)		(186,840)		(186,846)
Sale of loan portfolio-cash		(1)		(1)		(114,772)		(114,774)
Gain or loss on sale portfolio		—		—		24,901		24,901
FX and other movements		(3,487,842)		(128,876)		(217,402)		(3,834,120)
Discontinued operations (1)		468,912		49,220		57,533		575,665
Reclassification MFG operation (2)		(6,040,222)		(811,177)		(879,140)		(7,730,539)
Write-offs		(9,296)		(5,078)		(1,967,245)		(1,981,619)
Total portfolio as of December 31, 2025	Ps.	96,612,261	Ps.	3,917,258	Ps.	7,779,465	Ps.	108,308,984

(1) See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2) Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Consumer loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2023	Ps.	839,904	Ps.	853,159	Ps.	1,618,849	Ps.	3,311,912
Transfers:
Transfer from stage 1 to stage 2		(276,858)		276,858		—		—
Transfer from stage 1 to stage 3		(429,739)		—		429,739		—
Transfer from stage 2 to stage 3		—		(1,004,192)		1,004,192		—
Transfer from stage 3 to stage 2		—		257,854		(257,854)		—
Transfer from stage 2 to stage 1		300,775		(300,775)		—		—
Transfer from stage 3 to stage 1		71,599		—		(71,599)		—
Net remeasurement of loss allowance (6)		477,231		1,301,174		2,091,820		3,870,225
New financial assets originated or purchased		445,354		226,345		445,140		1,116,839
Financial assets that have been derecognized		(184,933)		(90,591)		(368,615)		(644,139)
Sales of portfolio		(2,369)		(1,809)		(162,897)		(167,075)
Unwind of discount (3)		—		46		183,157		183,203
FX and other movements		(3,199)		(4,785)		(5,379)		(13,363)
Discontinued operations (1)		6,177		13,305		63,606		83,088
Write-offs		(101,945)		(533,321)		(2,797,978)		(3,433,244)
Loss allowance as of December 31, 2023	Ps.	1,141,997	Ps.	993,268	Ps.	2,172,181	Ps.	4,307,446
Transfers:
Transfer from stage 1 to stage 2		(265,008)		265,008		—		—
Transfer from stage 1 to stage 3		(378,612)		—		378,612		—
Transfer from stage 2 to stage 3		—		(1,030,039)		1,030,039		—
Transfer from stage 3 to stage 2		—		117,468		(117,468)		—
Transfer from stage 2 to stage 1		238,008		(238,008)		—		—
Transfer from stage 3 to stage 1		77,112		—		(77,112)		—
Net remeasurement of loss allowance (5)		293,405		1,147,503		2,113,393		3,554,301
New financial assets originated or purchased		264,533		130,124		439,828		834,485
Financial assets that have been derecognized		(216,409)		(78,281)		(313,972)		(608,662)
Sales of portfolio		(21)		(602)		(9,441)		(10,064)
Unwind of discount (3)		—		26		199,790		199,816
FX and other movements		3,660		2,364		3,018		9,042
Discontinued operations (1)		(10,791)		14,058		56,074		59,341
Write-offs		(41,956)		(395,579)		(3,742,152)		(4,179,687)
Loss allowance as of December 31, 2024	Ps.	1,105,918	Ps.	927,310	Ps.	2,132,790	Ps.	4,166,018
Transfers:
Transfer from stage 1 to stage 2		(209,643)		209,643		—		—
Transfer from stage 1 to stage 3		(300,847)		—		300,847		—
Transfer from stage 2 to stage 3		—		(843,865)		843,865		—
Transfer from stage 3 to stage 2		—		86,684		(86,684)		—
Transfer from stage 2 to stage 1		193,461		(193,461)		—		—
Transfer from stage 3 to stage 1		97,074		—		(97,074)		—
Net remeasurement of loss allowance (4)		88,526		816,337		1,785,608		2,690,471
New financial assets originated or purchased		465,115		123,255		260,679		849,049
Financial assets that have been derecognized		(244,305)		(76,434)		(183,790)		(504,529)
Sales of portfolio		(7)		(354)		(115,099)		(115,460)
Unwind of discount (3)		—		—		107,651		107,651
FX and other movements		(4,743)		(4,356)		(2,776)		(11,875)
Discontinued operations (1)		(8,535)		24,002		92,845		108,312
Reclassification MFG operation (2)		(34,017)		(22,132)		(26,921)		(83,070)
Write-offs		(43,494)		(342,995)		(3,155,302)		(3,541,791)
Loss allowance as of December 31, 2025	Ps.	1,104,503	Ps.	703,634	Ps.	1,856,639	Ps.	3,664,776

(1) See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2) Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2025 versus parameters as of 2024 and the loan portfolio as of 2025.

December 31, 2025
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	28,546	Ps.	52,023	Ps.	(39)	Ps.	80,530

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

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2023	Ps.	52,529,128	Ps.	4,928,963	Ps.	1,961,353	Ps.	59,419,444
Transfers:
Transfer from stage 1 to stage 2		(5,701,009)		5,701,009		—		—
Transfer from stage 1 to stage 3		(1,029,073)		—		1,029,073		—
Transfer from stage 2 to stage 3		—		(2,089,300)		2,089,300		—
Transfer from stage 2 to stage 1		3,616,500		(3,616,500)		—		—
Transfer from stage 3 to stage 2		—		480,525		(480,525)		—
Transfer from stage 3 to stage 1		212,519		—		(212,519)		—
New financial assets originated or purchased		32,474,640		1,586,440		4,957,874		39,018,954
Financial assets that have been paid		(28,331,264)		(2,095,326)		(2,091,623)		(32,518,213)
Net remeasurement of amortized cost and other receivables		296,415		140,719		(1,523,793)		(1,086,659)
Sale of loan portfolio-loss allowance		(2,369)		(1,809)		(162,897)		(167,075)
Sale of loan portfolio-cash		—		(694)		(34,153)		(34,847)
Gain or loss on sale portfolio		—		(59)		10,805		10,746
FX and other movements		(832,014)		(77,989)		(5,218)		(915,221)
Discontinued operations (1)		(275,419)		(13,883)		(4,972)		(294,274)
Write-offs		(101,945)		(533,321)		(2,797,978)		(3,433,244)
Total portfolio as of December 31, 2023	Ps.	52,856,109	Ps.	4,408,775	Ps.	2,734,727	Ps.	59,999,611
Transfers:
Transfer from stage 1 to stage 2		(4,910,035)		4,910,035		—		—
Transfer from stage 1 to stage 3		(855,865)		—		855,865		—
Transfer from stage 2 to stage 3		—		(2,127,198)		2,127,198		—
Transfer from stage 2 to stage 1		1,875,510		(1,875,510)		—		—
Transfer from stage 3 to stage 2		—		291,914		(291,914)		—
Transfer from stage 3 to stage 1		204,521		—		(204,521)		—
New financial assets originated or purchased		29,868,948		1,482,560		3,834,567		35,186,075

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Financial assets that have been paid		(25,133,605)		(1,989,366)		(2,953,030)		(30,076,001)
Net remeasurement of amortized cost and other receivables		601,994		(26,806)		260,780		835,968
Sale of loan portfolio-loss allowance		(21)		(602)		(9,441)		(10,064)
Sale of loan portfolio-cash		(5)		(143)		(1,510)		(1,658)
Gain or loss on sale portfolio		(20)		(558)		(4,969)		(5,547)
FX and other movements		523,841		25,899		479		550,219
Discontinued operations (1)		(300,151)		(16,169)		(6,271)		(322,591)
Write-offs		(41,956)		(395,579)		(3,742,152)		(4,179,687)
Total portfolio as of December 31, 2024	Ps.	54,689,265	Ps.	4,687,252	Ps.	2,599,808	Ps.	61,976,325
Transfers:
Transfer from stage 1 to stage 2		(4,500,953)		4,500,953		—		—
Transfer from stage 1 to stage 3		(777,987)		—		777,987		—
Transfer from stage 2 to stage 3		—		(1,909,116)		1,909,116		—
Transfer from stage 2 to stage 1		1,737,149		(1,737,149)		—		—
Transfer from stage 3 to stage 2		—		216,466		(216,466)		—
Transfer from stage 3 to stage 1		189,616		—		(189,616)		—
New financial assets originated or purchased		38,775,713		1,038,560		2,732,577		42,546,850
Financial assets that have been paid		(31,372,070)		(2,079,908)		(2,991,735)		(36,443,713)
Net remeasurement of amortized cost and other receivables		(678,545)		(128,026)		1,063,142		256,571
Sale of loan portfolio-loss allowance		(7)		(354)		(115,099)		(115,460)
Sale of loan portfolio-cash		(1)		(32)		(10,205)		(10,238)
Gain or loss on sale portfolio		(1)		(41)		(12,720)		(12,762)
FX and other movements		(670,881)		(35,340)		1,410		(704,811)
Discontinued operations (1)		306,917		26,258		8,186		341,361
Reclassification MFG operation (2)		(3,427,598)		(362,754)		(45,767)		(3,836,119)
Write-offs		(43,494)		(342,995)		(3,155,302)		(3,541,791)
Total portfolio as of December 31, 2025	Ps.	54,227,123	Ps.	3,873,774	Ps.	2,355,316	Ps.	60,456,213

(1) See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2) Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

Mortgage loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2023	Ps.	48,763	Ps.	52,639	Ps.	251,039	Ps.	352,441
Transfers:
Transfer from stage 1 to stage 2		(7,295)		7,295		—		—
Transfer from stage 1 to stage 3		(635)		—		635		—
Transfer from stage 2 to stage 3		—		(35,387)		35,387		—
Transfer from stage 3 to stage 2		—		9,526		(9,526)		—
Transfer from stage 2 to stage 1		26,638		(26,638)		—		—
Transfer from stage 3 to stage 1		10,329		—		(10,329)		—
Net remeasurement of loss allowance (6)		(11,295)		59,040		(28,775)		18,970
New financial assets originated or purchased		9,206		2,298		46,643		58,147
Financial assets that have been derecognized		(5,974)		(3,465)		(8,428)		(17,867)
Unwind of discount (3)		12		—		16,988		17,000
FX and other movements		332		(2,125)		(2,483)		(4,276)
Discontinued operations (1)		(16,636)		6,751		16,491		6,606
Write-offs		(8,365)		(3,601)		(39,068)		(51,034)
Loss allowance as of December 31, 2023	Ps.	45,080	Ps.	66,333	Ps.	268,574	Ps.	379,987
Transfers:
Transfer from stage 1 to stage 2		(9,481)		9,481		—		—
Transfer from stage 1 to stage 3		(414)		—		414		—
Transfer from stage 2 to stage 3		—		(48,596)		48,596		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Transfer from stage 3 to stage 2		—		13,789		(13,789)		—
Transfer from stage 2 to stage 1		30,885		(30,885)		—		—
Transfer from stage 3 to stage 1		9,525		—		(9,525)		—
Net remeasurement of loss allowance (5)		5,282		68,567		62,110		135,959
New financial assets originated or purchased		9,758		1,729		3,956		15,443
Financial assets that have been derecognized		(5,924)		(1,684)		(9,909)		(17,517)
Unwind of discount (3)		—		—		21,019		21,019
FX and other movements		241		1,270		1,330		2,841
Discontinued operations (1)		(3,046)		4,405		10,278		11,637
Write-offs		(21,818)		(12,570)		(41,666)		(76,054)
Loss allowance as of December 31, 2024	Ps.	60,088	Ps.	71,839	Ps.	341,388	Ps.	473,315
Transfers:
Transfer from stage 1 to stage 2		(11,209)		11,209		—		—
Transfer from stage 1 to stage 3		(741)		—		741		—
Transfer from stage 2 to stage 3		—		(39,189)		39,189		—
Transfer from stage 3 to stage 2		—		14,440		(14,440)		—
Transfer from stage 2 to stage 1		33,923		(33,923)		—		—
Transfer from stage 3 to stage 1		10,871		—		(10,871)		—
Net remeasurement of loss allowance (4)		14,574		66,186		93,698		174,458
New financial assets originated or purchased		21,999		3,025		4,394		29,418
Financial assets that have been derecognized		(6,589)		(2,873)		(18,516)		(27,978)
Unwind of discount (3)		—		—		18,859		18,859
FX and other movements		14		(1,699)		(1,640)		(3,325)
Discontinued operations (1)		(7,691)		79		10,329		2,717
Reclassification MFG operation (2)		(2,312)		(6,961)		(9,080)		(18,353)
Write-offs		(34,189)		(17,265)		(95,502)		(146,956)
Loss allowance as of December 31, 2025	Ps.	78,738	Ps.	64,868	Ps.	358,549	Ps.	502,155

(1) See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2)      Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

(3)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(4)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2025 versus parameters as of 2024 and the loan portfolio as of 2025.

December 31, 2025
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	4,349	Ps.	9,330	Ps.	403	Ps.	14,082

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Ps.	5,207	Ps.	4,604	Ps.	3,914	Ps.	13,725

The following table further explains changes in the gross carrying amount of the mortgage portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above.

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2023	Ps.	16,226,428	Ps.	1,159,795	Ps.	497,132	Ps.	17,883,355
Transfers:
Transfer from stage 1 to stage 2		(1,382,946)		1,382,946		—		—
Transfer from stage 1 to stage 3		(40,569)		—		40,569		—
Transfer from stage 2 to stage 3		—		(271,352)		271,352		—
Transfer from stage 2 to stage 1		1,082,759		(1,082,759)		—		—
Transfer from stage 3 to stage 2		—		66,023		(66,023)		—
Transfer from stage 3 to stage 1		79,530		—		(79,530)		—
New financial assets originated or purchased		3,594,678		71,625		2,094,419		5,760,722
Financial assets that have been paid		(2,142,766)		(109,535)		(2,147,384)		(4,399,685)
Net remeasurement of amortized cost and other receivables		207,149		30,833		56,297		294,279
FX and other movements		(723,260)		(70,394)		(15,102)		(808,756)
Discontinued operations (1)		(171,641)		(12,796)		(8,238)		(192,675)
Write-offs		(8,365)		(3,601)		(39,068)		(51,034)
Total portfolio as of December 31, 2023	Ps.	16,720,997	Ps.	1,160,785	Ps.	604,424	Ps.	18,486,206
Transfers:
Transfer from stage 1 to stage 2		(1,532,164)		1,532,164		—		—
Transfer from stage 1 to stage 3		(45,518)		—		45,518		—
Transfer from stage 2 to stage 3		—		(381,561)		381,561		—
Transfer from stage 2 to stage 1		1,036,878		(1,036,878)		—		—
Transfer from stage 3 to stage 2		—		96,914		(96,914)		—
Transfer from stage 3 to stage 1		90,665		—		(90,665)		—
New financial assets originated or purchased		5,389,137		63,254		55,457		5,507,848
Financial assets that have been paid		(2,280,712)		(116,394)		(127,047)		(2,524,153)
Net remeasurement of amortized cost and other receivables		254,106		43,166		61,477		358,749
FX and other movements		417,334		48,069		10,659		476,062
Discontinued operations (1)		(155,376)		(29,916)		(7,639)		(192,931)
Write-offs		(21,818)		(12,570)		(41,666)		(76,054)
Total portfolio as of December 31, 2024	Ps.	19,873,529	Ps.	1,367,033	Ps.	795,165	Ps.	22,035,727
Transfers:
Transfer from stage 1 to stage 2		(1,573,688)		1,573,688		—		—
Transfer from stage 1 to stage 3		(56,288)		—		56,288		—
Transfer from stage 2 to stage 3		—		(389,286)		389,286		—
Transfer from stage 2 to stage 1		1,141,698		(1,141,698)		—		—
Transfer from stage 3 to stage 2		—		103,954		(103,954)		—
Transfer from stage 3 to stage 1		99,271		—		(99,271)		—
New financial assets originated or purchased		6,990,303		173,598		157,440		7,321,341
Financial assets that have been paid		(2,938,553)		(113,749)		(185,270)		(3,237,572)
Net remeasurement of amortized cost and other receivables		(240,808)		(141,601)		(18,894)		(401,303)
FX and other movements		(447,513)		(84,769)		(12,160)		(544,442)
Discontinued operations (1)		148,874		36,798		9,420		195,092
Reclassification MFG operation (2)		(2,460,484)		(496,366)		(153,327)		(3,110,177)
Write-offs		(34,189)		(17,265)		(95,502)		(146,956)
Total portfolio as of December 31, 2025	Ps.	20,502,152	Ps.	870,337	Ps.	739,221	Ps.	22,111,710

(1) See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2) Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Microcredit loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2023	Ps.	6,238	Ps.	4,922	Ps.	27,811	Ps.	38,971
Transfers:
Transfer from stage 1 to stage 2		(3,411)		3,411		—		—
Transfer from stage 1 to stage 3		(1,308)		—		1,308		—
Transfer from stage 2 to stage 3		—		(10,612)		10,612		—
Transfer from stage 3 to stage 2		—		1,374		(1,374)		—
Transfer from stage 2 to stage 1		1,729		(1,729)		—		—
Transfer from stage 3 to stage 1		210		—		(210)		—
Net remeasurement of loss allowance (4)		6,322		10,395		12,816		29,533
New financial assets originated or purchased		4,647		97		54		4,798
Financial assets that have been derecognized		(1,953)		(265)		(212)		(2,430)
Unwind of discount (1)		—		—		7,016		7,016
Write-offs		(406)		(1,227)		(22,595)		(24,228)
Loss allowance as of December 31, 2023	Ps.	12,068	Ps.	6,366	Ps.	35,226	Ps.	53,660
Transfers:
Transfer from stage 1 to stage 2		(2,380)		2,380		—		—
Transfer from stage 1 to stage 3		(24,943)		—		24,943		—
Transfer from stage 2 to stage 3		—		(8,815)		8,815		—
Transfer from stage 3 to stage 2		—		536		(536)		—
Transfer from stage 2 to stage 1		912		(912)		—		—
Transfer from stage 3 to stage 1		57		—		(57)		—
Net remeasurement of loss allowance (3)		20,456		6,140		(3,299)		23,297
New financial assets originated or purchased		2,627		69		19		2,715
Financial assets that have been derecognized		(5,694)		(5,123)		(26,097)		(36,914)
Sales of portfolio		(3,042)		(191)		(26,398)		(29,631)
Unwind of discount (1)		—		—		1,684		1,684
Write-offs		(2)		(436)		(10,755)		(11,193)
Loss allowance as of December 31, 2024	Ps.	59	Ps.	14	Ps.	3,545	Ps.	3,618
Transfers:
Transfer from stage 1 to stage 3		(3)		—		3		—
Transfer from stage 2 to stage 1		2		(2)		—		—
Net remeasurement of loss allowance (2)		(13)		(8)		(27)		(48)
Financial assets that have been derecognized		(25)		(4)		(12)		(41)
Unwind of discount (1)		—		—		76		76
Write-offs		(5)		—		(2,640)		(2,645)
Loss allowance as of December 31, 2025	Ps.	15	Ps.	—	Ps.	945	Ps.	960
(1)	The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)
(2)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2025 versus parameters as of December 31,2024 and the loan portfolio as of December 31, 2025.

December 31, 2025
	Stage 2	Stage 3
Stage 1	Lifetime ECL not	Lifetime ECL
12-month ECL	credit-impaired	credit-impaired		Total
Ps. (1)	Ps. (7)	Ps.	—	Ps.	(8)

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

For the years ended December 31, 2025, 2024 and 2023

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2023	Ps.	224,491	Ps.	14,056	Ps.	29,173	Ps.	267,720
Transfers:
Transfer from stage 1 to stage 2		(36,169)		36,169		—		—
Transfer from stage 1 to stage 3		(10,609)		—		10,609		—
Transfer from stage 2 to stage 3		—		(25,030)		25,030		—
Transfer from stage 2 to stage 1		9,226		(9,226)		—		—
Transfer from stage 3 to stage 2		—		2,946		(2,946)		—
Transfer from stage 3 to stage 1		516		—		(516)		—
New financial assets originated or purchased		214,273		1,387		41,681		257,341
Financial assets that have been paid		(178,828)		(6,329)		(22,883)		(208,040)
Net remeasurement of amortized cost and other receivables		4,054		1,207		(20,525)		(15,264)
Write-offs		(406)		(1,227)		(22,595)		(24,228)
Total portfolio as of December 31, 2023	Ps.	226,548	Ps.	13,953	Ps.	37,028	Ps.	277,529
Transfers:
Transfer from stage 1 to stage 2		(18,434)		18,434		—		—
Transfer from stage 1 to stage 3		(5,297)		—		5,297		—
Transfer from stage 2 to stage 3		—		(14,840)		14,840		—
Transfer from stage 2 to stage 1		3,202		(3,202)		—		—
Transfer from stage 3 to stage 2		—		1,329		(1,329)		—
Transfer from stage 3 to stage 1		153		—		(153)		—
New financial assets originated or purchased		329,590		16,273		58,483		404,346
Financial assets that have been paid		(317,251)		(19,019)		(37,916)		(374,186)
Net remeasurement of amortized cost and other receivables		4,241		135		(8,701)		(4,325)
Sale of loan portfolio-loss allowance		(3,042)		(191)		(26,398)		(29,631)
Sale of loan portfolio-cash		(218,931)		(12,397)		(26,837)		(258,165)
Write-offs		(2)		(436)		(10,755)		(11,193)
Total portfolio as of December 31, 2024	Ps.	777	Ps.	39	Ps.	3,559	Ps.	4,375
Transfers:
Transfer from stage 1 to stage 3		(41)		—		41		—
Transfer from stage 2 to stage 1		24		(24)		—		—
Transfer from stage 3 to stage 2		—		37		(37)		—
New financial assets originated or purchased		155		22		2,284		2,461
Financial assets that have been paid		(380)		(57)		(7,887)		(8,324)
Net remeasurement of amortized cost and other receivables		13		(11)		5,651		5,653
Write-offs		(5)		—		(2,640)		(2,645)
Total portfolio as of December 31, 2025	Ps.	543	Ps.	6	Ps.	971	Ps.	1,520

Interbank and overnight funds

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2023	Ps.	1,444	Ps.	—	Ps.	—	Ps.	1,444
Transfers:
Transfer from stage 2 to stage 1		2		(2)		—		—
Net remeasurement of loss allowance (3)		(122)		2		—		(120)
New financial assets originated or purchased		1,787		—		—		1,787
Financial assets that have been derecognized		(3,089)		—		—		(3,089)
Loss allowance as of December 31, 2023	Ps.	22	Ps.	—	Ps.	—	Ps.	22
Net remeasurement of loss allowance (2)		731		1		—		732
New financial assets originated or purchased		99		—		—		99
Financial assets that have been derecognized		(58)		—		—		(58)
Loss allowance as of December 31, 2024	Ps.	794	Ps.	1	Ps.	—	Ps.	795

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Net remeasurement of loss allowance (1)		2		(1)		—		1
New financial assets originated or purchased		2,803		—		—		2,803
Financial assets that have been derecognized		(3,451)		—		—		(3,451)
Loss allowance as of December 31, 2025	Ps.	148	Ps.	—	Ps.	—	Ps.	148
(1)

This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2025 versus parameters as of December 31,2024 and the loan portfolio as of December 31, 2025.

December 31, 2025
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	21	Ps.	—	Ps.	—	Ps.	21

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

The following table further explains changes in the gross carrying amount of the interbank and overnight funds portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of January 1, 2023	Ps.	5,967,742	Ps.	—	Ps.	1	Ps.	5,967,743
New financial assets originated or purchased		206,661		—		—		206,661
Financial assets that have been paid		(6,003,176)		—		—		(6,003,176)
Net remeasurement of amortized cost and other receivables		(1,390)		—		(1)		(1,391)
FX and other movements		222,770		—		—		222,770
Total portfolio as of December 31, 2023	Ps.	392,607	Ps.	—	Ps.	—	Ps.	392,607
New financial assets originated or purchased		415,418		—		—		415,418
Financial assets that have been paid		(141,132)		—		—		(141,132)
Net remeasurement of amortized cost and other receivables		1,870		—		—		1,870
FX and other movements		36,292		—		—		36,292
Total portfolio as of December 31, 2024	Ps.	705,055	Ps.	—	Ps.	—	Ps.	705,055
New financial assets originated or purchased		2,251,099		—		—		2,251,099
Financial assets that have been paid		(940,957)		—		—		(940,957)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Net remeasurement of amortized cost and other receivables		(2,812)		—		—		(2,812)
FX and other movements		(94,073)		—		—		(94,073)
Discontinued operations (1)		(1,904)		—		—		(1,904)
Reclassification MFG operation (2)		(138,892)		—		—		(138,892)
Total portfolio as of December 31, 2025	Ps.	1,777,516	Ps.	—	Ps.	—	Ps.	1,777,516

(1) See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2) Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

The following table further explains changes in the movements in the allowance for the of investments in debt securities at FVOCI portfolio:

Investments in debt securities at FVOCI

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of January 1, 2023	Ps.	12,686	Ps.	—	Ps.	—	Ps.	12,686
Net remeasurement of loss allowance (4)		(892)		—		—		(892)
New financial assets originated or purchased		6,470		—		—		6,470
Financial assets that have been derecognized		(4,342)		—		—		(4,342)
FX and other movements		(950)		—		—		(950)
Loss allowance balance as of December 31, 2023	Ps.	12,972	Ps.	—	Ps.	—	Ps.	12,972
Net remeasurement of loss allowance (3)		452		—		—		452
New financial assets originated or purchased		9,029		—		—		9,029
Financial assets that have been derecognized		(4,895)		—		—		(4,895)
FX and other movements		752		—		—		752
Loss allowance balance as of December 31, 2024	Ps.	18,310	Ps.	—	Ps.	—	Ps.	18,310
Net remeasurement of loss allowance (2)		5,751		48		—		5,799
New financial assets originated or purchased		13,400		—		—		13,400
Financial assets that have been derecognized		(8,050)		—		—		(8,050)
Effect of discontinued operations (1)		(2,727)		—		—		(2,727)
FX and other movements		(126)		(4)		—		(130)
Loss allowance balance as of December 31, 2025	Ps.	26,558	Ps.	44	Ps.	—	Ps.	26,602

(1) See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2) This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2025 versus parameters as of December 31, 2024 and the investments portfolio as of December 31, 2025.

December 31, 2025
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	1,554	Ps.	56	Ps.	—	Ps.	1,610

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

December 31, 2024
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(90)	Ps.	—	Ps.	—	Ps.	(90)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

December 31, 2023
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(359)	Ps.	—	Ps.	—	Ps.	(359)

The following table further explains changes in the movements in the allowance for investments in debt securities at amortized cost portfolio:

Investments in debt securities at amortized cost

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of January 1, 2023	Ps.	28,563	Ps.	8,367	Ps.	—	Ps.	36,930
Transfer from stage 2 to stage 1		1,485		(1,485)		—		—
Net remeasurement of loss allowance (5)		(14,315)		(996)		—		(15,311)
New financial assets originated or purchased		2,669		—		—		2,669
Financial assets that have been derecognized		(1,466)		—		—		(1,466)
FX and other movements		(4,323)		(1,617)		—		(5,940)
Loss allowance balance as of December 31, 2023	Ps.	12,613	Ps.	4,269	Ps.	—	Ps.	16,882
Net remeasurement of loss allowance (4)		(1,774)		(562)		—		(2,336)
New financial assets originated or purchased		3,279		—		—		3,279
Financial assets that have been derecognized		(1,366)		—		—		(1,366)
FX and other movements		1,577		639		—		2,216
Loss allowance balance as of December 31, 2024	Ps.	14,329	Ps.	4,346	Ps.	—	Ps.	18,675
Transfer from stage 2 to stage 1		4,346		(4,346)		—		—
Net remeasurement of loss allowance (3)		(6,960)		—		—		(6,960)
New financial assets originated or purchased		4,268		—		—		4,268
Financial assets that have been derecognized		(1,531)		—		—		(1,531)
Discontinued operations (1)		(3,722)		—		—		(3,722)
Reclassification MFG operation (2)		(901)		—		—		(901)
FX and other movements		(1,551)		—		—		(1,551)
Loss allowance balance as of December 31, 2025	Ps.	8,278	Ps.	—	Ps.	—	Ps.	8,278

(1) See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2) Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

(3) This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2025 versus parameters as of December 31, 2024 and the investments portfolio as of December 31, 2025.

December 31, 2025
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	262	Ps.	—	Ps.	—	Ps.	262

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

For the years ended December 31, 2025, 2024 and 2023

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

December 31, 2023
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	9,632	Ps.	—	Ps.	—	Ps.	9,632

Other accounts receivable

General approach

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2023	Ps.	24,977	Ps.	20,201	Ps.	140,123	Ps.	185,301
Net remeasurement of loss allowance		4,389		257		46,867		51,513
FX and other movements		(1,789)		(1,270)		(2,464)		(5,523)
Write-offs		(1,612)		—		(43,397)		(45,009)
Loss allowance as of December 31, 2023	Ps.	25,965	Ps.	19,188	Ps.	141,129	Ps.	186,282
Net remeasurement of loss allowance		4,932		2,779		58,789		66,500
FX and other movements		860		229		3,212		4,301
Write-offs		(531)		—		(85,622)		(86,153)
Loss allowance as of December 31, 2024	Ps.	31,226	Ps.	22,196	Ps.	117,508	Ps.	170,930
Net remeasurement of loss allowance		2,442		3,633		46,158		52,233
FX and other movements		(1,305)		(606)		(2,624)		(4,535)
Write-offs		(1,202)		—		(58,548)		(59,750)
Loss allowance as of December 31, 2025	Ps.	31,161	Ps.	25,223	Ps.	102,494	Ps.	158,878

Simplified approach

	Loss allowance
Loss allowance as of January 1, 2023	Ps.	197,115
Entity deconsolidation		(3,245)
Discontinued operations (1)		177
Provision charged to profit or loss		39,555
Recovery for partial payments from the clients		(14,581)
Write-offs		(18,516)
Exchange gains (losses) in foreign currency		(1,123)
Loss allowance as of December 31, 2023	Ps.	199,382
Discontinued operations (1)		1,025
Provision charged to profit or loss		55,271
Recovery for partial payments from the clients		(29,727)
Write-offs		(35,436)
Exchange gains (losses) in foreign currency		526
Loss allowance as of December 31, 2024	Ps.	191,041
Reclassification MFG operation (2)		(4,225)
Discontinued operations (1)		(456)
Provision charged to profit or loss		121,395
Recovery for partial payments from the clients		(12,224)
Write-offs		(61,006)
Exchange gains (losses) in foreign currency		(711)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Loss allowance
Loss allowance as of December 31, 2025	Ps.	233,814

(1) See note 13.B., “Discontinued operation related to Multi Financial Group”.

(2) Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

Loan commitments and financial guarantee contracts

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance as of January 1, 2023	Ps.	58,160	Ps.	6,461	Ps.	289	Ps.	64,910
Transfers:
Transfer from stage 1 to stage 2		(1,690)		1,690		—		—
Transfer from stage 1 to stage 3		(218)		—		218		—
Transfer from stage 2 to stage 3		—		(329)		329		—
Transfer from stage 3 to stage 2		—		4		(4)		—
Transfer from stage 2 to stage 1		1,105		(1,105)		—		—
Transfer from stage 3 to stage 1		29		—		(29)		—
Net remeasurement of loss allowance		(14,124)		(769)		211		(14,682)
New loan commitments and financial guarantees issued		18,604		1,732		(65)		20,271
FX and other movements		(318)		(2)		—		(320)
Discontinued operations (1)		89						89
Loss allowance as of December 31, 2023	Ps.	61,637	Ps.	7,682	Ps.	949	Ps.	70,268
Transfers:
Transfer from stage 1 to stage 2		(1,233)		1,233		—		—
Transfer from stage 1 to stage 3		(503)		—		503		—
Transfer from stage 2 to stage 3		—		(167)		167		—
Transfer from stage 3 to stage 2		—		1		(1)		—
Transfer from stage 2 to stage 1		2,998		(2,998)		—		—
Transfer from stage 3 to stage 1		20		—		(20)		—
Net remeasurement of loss allowance		(17,928)		(14)		544		(17,398)
New loan commitments and financial guarantees issued		18,204		1,934		92		20,230
FX and other movements		220		—		—		220
Discontinued operations (1)		(906)		—		—		(906)
Loss allowance as of December 31, 2024	Ps.	62,509	Ps.	7,671	Ps.	2,234	Ps.	72,414
Transfers:
Transfer from stage 1 to stage 2		(1,094)		1,094		—		—
Transfer from stage 1 to stage 3		(226)		—		226		—
Transfer from stage 2 to stage 3		—		(219)		219		—
Transfer from stage 3 to stage 2		—		5		(5)		—
Transfer from stage 2 to stage 1		1,954		(1,954)		—		—
Transfer from stage 3 to stage 1		56		—		(56)		—
Net remeasurement of loss allowance		(17,120)		(1,671)		(1,070)		(19,861)
New loan commitments and financial guarantees issued		23,891		1,981		123		25,995
FX and other movements		(111)		(1)		(6)		(118)
Discontinued operations (1)		209		4		(46)		167
Reclassification MFG operation (2)		(760)		(4)		(8)		(772)
Loss allowance as of December 31, 2025	Ps.	69,308	Ps.	6,906	Ps.	1,611	Ps.	77,825

(1) See note 13.B., “ Discontinued operation related to Multi Financial Group”.

(2) Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

Pursuant to Colombian regulations, in 2024 financial subsidiaries in Colombia cannot grant unsecured loans to borrowers, which on a combined basis exceed 10% of the financial subsidiary´s regulatory capital (patrimonio técnico, by its name in Spanish language) calculated according to the definitions of the Ministry of Finance. Loans maybe more than 10% of the regulatory capital (patrimonio técnico) of the financial subsidiary when they are secured by acceptable collateral and/or certain guarantees. In 2025, a new regulation went into effect modifying the regime relating to large exposures and legal credit limits, so banks in Colombia generally cannot have exposures with a counterparty or connected group of counterparties that exceed 25% of the bank's regulatory capital Tier 1 (patrimonio básico ordinario, by its name in Spanish language + patrimonio básico adicional, by its name in Spanish language) calculated in accordance with the definitions of the Ministry of Finance.

Concentration by sector

Below is the credit portfolio distribution of Grupo Aval by economic sector as of December 31, 2025, and 2024:

Sector	December 31, 2025 (1)%			December 31, 2024%
Consumer services	Ps.	87,550,262	45.4%	Ps.	89,687,446	44.8%
Commercial services		41,868,516	21.7%		43,792,710	21.9%
Construction		14,015,379	7.3%		15,046,109	7.5%
Public services		10,088,667	5.2%		9,218,309	4.6%
Government		7,392,815	3.8%		5,471,013	2.7%
Transportation and communications		6,579,198	3.4%		6,499,070	3.2%
Food, beverage and tobacco		6,294,320	3.3%		7,577,678	3.8%
Other industrial and manufacturing products		5,316,713	2.8%		6,857,011	3.4%
Chemical production		4,890,011	2.5%		5,539,036	2.8%
Agricultural		3,266,907	1.7%		4,538,856	2.3%
Mining products and oil		2,415,758	1.3%		2,754,170	1.4%
Trade and tourism		1,495,870	0.8%		1,724,337	0.9%
Other		1,481,527	0.8%		1,430,380	0.7%
Total of each economic sector	Ps.	192,655,943	100.0%	Ps.	200,136,125	100.0%

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Concentration by country

The detail of credit risk at the level of Grupo Aval in the different geographic areas determined according to the domicile of the debtor, without taking into consideration loan loss provisions as of December 31, 2025, and 2024 is as follows:

December 31, 2025	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	98,000,384	Ps.	60,447,939	Ps.	22,111,710	Ps.	1,520	Ps.	1,075,072	Ps.	181,636,625
United States		6,393,092		8,153		—		—		—		6,401,245
Panamá (1)		773,506		93		—		—		702,444		1,476,043
Guatemala		310,287		—		—		—		—		310,287
Costa Rica		176,154		—		—		—		—		176,154
El Salvador		123,951		—		—		—		—		123,951
Honduras		64,863		—		—		—		—		64,863
Other countries		2,466,747		28		—		—		—		2,466,775
Total gross loan portfolio	Ps.	108,308,984	Ps.	60,456,213	Ps.	22,111,710	Ps.	1,520	Ps.	1,777,516	Ps.	192,655,943

(1) The decrease corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

December 31, 2024	Commercial		Consumer		Mortgages		Microcredit		Interbank and overnight funds		Total
Colombia	Ps.	95,610,708	Ps.	57,719,813	Ps.	18,494,856	Ps.	4,375	Ps.	395,382	Ps.	172,225,134
Panamá		9,455,147		4,248,452		3,540,871		—		214,187		17,458,657
United States		6,685,567		7,984		—		—		93,474		6,787,025
Guatemala		432,151		—		—		—		—		432,151
Costa Rica		125,689		—		—		—		2,012		127,701
Honduras		392,236		—		—		—		—		392,236
El Salvador		13,919		—		—		—		—		13,919
Nicaragua		412		—		—		—		—		412
Other countries		2,698,814		76		—		—		—		2,698,890
Total gross loan portfolio	Ps.	115,414,643	Ps.	61,976,325	Ps.	22,035,727	Ps.	4,375	Ps.	705,055	Ps.	200,136,125

Concentration by currency

The classification of loan portfolio by type of currency is as follows:

December 31, 2025	Colombian Pesos		Foreign currency (1)		Total
Commercial	Ps.	91,723,007	Ps.	16,585,977	Ps.	108,308,984
Consumer		60,344,158		112,055		60,456,213
Residential mortgage		22,111,659		51		22,111,710
Microcredit		1,520		—		1,520
Interbank and overnight funds		817,691		959,825		1,777,516
Total gross loan portfolio	Ps.	174,998,035	Ps.	17,657,908	Ps.	192,655,943

(1) The decrease corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

As of December 31, 2025, the loan portfolio in foreign currency represents 9.2% of the total portfolio, equivalent to US$ 4,699 million. As of December 31, 2024, the loan portfolio in foreign currency represents 18.4%, equivalent to US$ 8,349 million.

Investment debt securities

Grupo Aval entities monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of credit risk from investment securities is shown below.

Concentration by sector

Trading debt securities (see note 8.1)

The balance of financial assets in investments in trading debt securities includes the following as of December 31, 2025, and 2024:

	December 31,		December 31,
	2025(1)		2024
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	15,704,043	Ps.	10,623,734
Securities issued or secured by other Colombian Government entities		205,855		183,760
Securities issued or secured by other financial entities		691,834		864,036
Securities issued or secured by non-financial sector entities		1,939		7,749
Others		12,508		15,768
Total In Colombian Pesos	Ps.	16,616,179	Ps.	11,695,047

In foreign currency
Securities issued or secured by Colombian Government	Ps.	113,801	Ps.	17,824
Securities issued or secured by other Colombian Government entities		7,224		—
Securities issued or secured by foreign Governments		492,675		75,379
Securities issued or secured by other financial entities		340,735		138,158
Securities issued or secured by non-financial sector entities		—		1,064
Others		12,230		9,942
Total In foreign currency	Ps.	966,665	Ps.	242,367
Total trading debt securities	Ps.	17,582,844	Ps.	11,937,414

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Investments in debt securities mandatorily at FVTPL (see note 9.1)

The balance of financial assets in investments in debt securities mandatorily at FVTPL includes the following as of December 31, 2025, and 2024:

	December 31,		December 31,
	2025		2024
In Colombian Pesos
Others(1)	Ps.	—	Ps.	1,425
Total debt securities mandatorily at FVTPL	Ps.	—	Ps.	1,425

(1)Corresponds to the BOCEA issued by Titularizadora Colombiana, in which Banco AV Villas held a position. At maturity, on December 16, 2025, the entity exercised its right to convert the instrument into shares

Investments in debt securities at FVOCI

The balance of financial assets in investments in debt securities at FVOCI includes the following as of December 31, 2025, and 2024:

	December 31,	December 31,
	2025(1)	2024
In Colombian Pesos

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	December 31,		December 31,
	2025(1)		2024
Securities issued or secured by Colombian Government	Ps.	22,233,814	Ps.	15,207,640
Securities issued or secured by other Colombian Government entities		257,482		173,682
Securities issued or secured by other financial entities		658,535		813,342
Securities issued or secured by non-financial sector entities		3,003		3,968
Others		87,176		202,264
Total In Colombian Pesos	Ps.	23,240,010	Ps.	16,400,896
In foreign currency
Securities issued or secured by Colombian Government	Ps.	2,368,885	Ps.	3,060,268
Securities issued or secured by other Colombian Government entities		248,770		289,063
Securities issued or secured by foreign Governments(1)		1,334,686		4,502,810
Securities issued or secured by central banks(1)		—		204,855
Securities issued or secured by other financial entities		1,095,010		1,813,441
Securities issued or secured by non-financial sector entities(1)		19,615		245,692
Others		148,981		533,173
Total In foreign currency	Ps.	5,215,947	Ps.	10,649,302
Total debt securities at FVOCI	Ps.	28,455,957	Ps.	27,050,198

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Investments in debt securities at amortized cost

The balance of financial assets in investments in debt securities at amortized cost includes the following as of December 31, 2025, and 2024:

		December 31,		December 31,
In Colombian Pesos	2025 (1)		2024
Securities issued or secured by Colombian Government	Ps.	1,860,258	Ps.	2,553,693
Securities issued or secured by other Colombian Government entities		5,351,209		5,563,208
Others		—		32,759
Total In Colombian Pesos	Ps.	7,211,467	Ps.	8,149,660
In foreign currency
Securities issued or secured by foreign Governments	Ps.	30,540	Ps.	30,655
Securities issued or secured by other financial entities		1,963,450		2,350,549
Securities issued or secured by non-financial sector entities(1)		—		145,553
Others(1)		—		31,950
Total In foreign currency	Ps.	1,993,990	Ps.	2,558,707
Total investments in debt securities at amortized cost	Ps.	9,205,457	Ps.	10,708,367

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Concentration of investments in debt securities by location

		December 31,		December 31,
	2025		2024
Colombia	Ps.	50,054,384	Ps.	39,769,376
Panama(1)		3,385,573		6,114,059
United States Of America(1)		567,849		1,543,389
Brazil		188,017		128,970
Mexico		343,116		583,979
Costa Rica(1)		—		110,714
Chile		372,114		524,430
Peru		231,408		443,698
Paraguay(1)		—		102,473
Japan		25,795		22,957
Germany		15,437		15,806
Total by country	Ps.	55,183,693	Ps.	49,359,851
Bladex (Foreign Trade Bank of Latin America)		—		216,218
Andean Development Corporation (Corporación Andina de Fomento)		51,853		117,061
Inter-American Corporation for the Financing of Infrastructure		8,712		4,274

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Multilateral	Ps.	60,565	Ps.	337,553
Total investments in debt securities	Ps.	55,244,258	Ps.	49,697,404

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

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

As of December 31, 2025, and 2024, the investment portfolio of financial assets in debt instruments is comprised mainly of securities issued or secured by entities of the Republic of Colombia, which represent 79.90% and 72.58%, respectively of the total portfolio.

Below is the detail of Grupo Aval’s sovereign debt portfolio issued by Central Governments per country:

	December 31, 2025			December 31, 2024
			%			%
Investment grade (1)
Colombia (5)	Ps.	—	—%	Ps.	28,361,534	78.64%
Panama		973,505	2.21%		2,724,276	7.55%
Chile		182,837	0.41%		238,765	0.66%
Peru		32,414	0.07%		37,023	0.10%
Germany		15,436	0.03%		15,806	0.04%
Mexico		107,177	0.24%		17,987	0.05%
United States of America		518,409	1.17%		1,465,956	4.06%
Total Investment grade	Ps.	1,829,778	4.15%	Ps.	32,861,347	91.10%
Speculative (2)
Brazil		28,122	0%		30,266	0.08%
Colombia(5)		42,280,800	96%		3,101,625	8.60%
Costa Rica		—	—%		78,765	0.22%
Total Speculative	Ps.	42,308,922	95.85%	Ps.	3,210,656	8.90%
	Ps.	44,138,700	100.00%	Ps.	36,072,003	100.00%

Below is the detail of Grupo Aval’s debt portfolio issued by Central Banks:

	December 31, 2025				December 31, 2024
			%			%
Investment Grade (1)
Panama (4)(3)	Ps.	—	—%	Ps.	204,855	100.00%
Total Investment grade	Ps.	—	—%	Ps.	204,855	100.00%

Total sovereign risk	Ps.	44,138,700	100.00%	Ps.	36,276,858	100.00%

(1) Investment grade includes Fitch Ratings Colombia S.A. risk ratings from F1+ to F3, BRC de Colombia ratings from BRC 1+ to BRC 3, and Standard & Poor’s ratings from AAA to BBB–.
(2) Speculative grade includes Fitch Ratings Colombia S.A. risk ratings from B to E, BRC de Colombia ratings from BRC 4 to BRC 6, and Standard & Poor’s ratings from BB+ to D.
(3) The decrease corresponds to the reclassification to non-current assets held for sale related to the Multi Financial Group operation as of December 31, 2025; see Note 13.A.
(4) These investments correspond to Banco Nacional de Panamá, which is the official bank and performs central bank functions; however, it does not have the authority to issue currency or establish reserve requirements.
(5) During 2025, S&P Global Ratings downgraded the Government of Colombia’s rating from BBB– to BB+, which resulted in its risk level moving from investment grade to speculative.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

The following is the balance of restructured loans as of December 31, 2025, and 2024:

Restructured loans	December 31, 2025		December 31, 2024
Local currency	Ps.	5,089,268	Ps.	5,495,475
Foreign currency (1)		33,430		1,955,612
Total restructured	Ps.	5,122,698	Ps.	7,451,087

(1) The decrease corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

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

During the years ended December 31, 2025, and 2024, the following is the total of foreclosed assets received and sold during such periods:

	December 31, 2025		December 31, 2024
Foreclosed assets received	Ps.	189,624	Ps.	116,299
Foreclosed assets sold		130,716		43,731

4.1.9 Loan commitments and financial guarantee contracts

As part of our operations, Grupo Aval´s financial subsidiaries grants guarantees and letters of credit to its customers wherein Grupo Aval financial subsidiaries are irrevocably committed to make payments to third parties when customers do not comply with their obligations with such third parties. These products have the same policies for approval of disbursements of loans regarding client’s credit risk and guarantees required according to the circumstances of each client.

The commitments for credit extension represent unused portions of authorizations to grant loans, use of credit cards, overdraft limits and letters of credit. With respect to credit risk over commitments to extend credit lines, Grupo Aval is potentially exposed to credit

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of December 31, 2025, and 2024.

Loan commitments and financial guarantee contracts

	December 31, 2025 (1)		December 31, 2024
	Notional amount		Notional amount
Unused credit card limits	Ps.	14,847,091	Ps.	12,933,383
Approved credits not disbursed		6,792,792		5,432,167
Credit arrangements		5,108,039		4,583,513
Guarantees		2,199,093		3,082,949
Unused limits of overdrafts		2,271,247		2,261,456
Unused letters of credit		400,330		382,953
Total	Ps.	31,618,592	Ps.	28,676,421

The following is the detail of the credit commitments by type of currency:

	December 31, 2025		December 31, 2024
Colombian Pesos	Ps.	30,392,045	Ps.	25,916,587
U.S. dollars (1)		1,206,958		2,741,438
Euro		14,873		14,517
Other		4,716		3,879
Total	Ps.	31,618,592	Ps.	28,676,421

(1) The decrease corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

The gross amounts of financial assets and liabilities and their net amounts disclosed in the tables below have been measured in the statement of financial position on the following basis:

●	Derivative assets and liabilities – fair value;
●	Assets and liabilities resulting from sale-and-repurchase agreements, reverse sale-and repurchase agreements and securities lending and borrowing – amortized cost.

The following is the detail of the financial instruments subject to offset contractually required as of December 31, 2025, and 2024:

December 31, 2025

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	2,453,579	Ps.	—	Ps.	2,453,579	Ps.	(2,039,389)	Ps.	(75,563)	Ps.	338,627
Repurchase agreements		2,233,729		—		2,233,729		(98,164)		—		2,135,565
Total	Ps.	4,687,308	Ps.	—	Ps.	4,687,308	Ps.	(2,137,553)	Ps.	(75,563)	Ps.	2,474,192

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Delivered		Exposure
Offsetting liabilities
Derivatives	Ps.	1,986,281	Ps.	—	Ps.	1,986,281	Ps.	(335,732)	Ps.	(269,536)	Ps.	1,381,013
Repurchase agreements		21,784,346		—		21,784,346		(22,357,129)		(184,107)		(756,890)
Total	Ps.	23,770,627	Ps.	—	Ps.	23,770,627	Ps.	(22,692,861)	Ps.	(453,643)	Ps.	624,123

December 31, 2024

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	1,023,313	Ps.	—	Ps.	1,023,313	Ps.	(1,951,440)	Ps.	(162,729)	Ps.	(1,090,856)
Repurchase agreements		1,940,488		—		1,940,488		(667)		—		1,939,821
Total	Ps.	2,963,801	Ps.	—	Ps.	2,963,801	Ps.	(1,952,107)	Ps.	(162,729)	Ps.	848,965

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval´s financial subsidiaries (namely Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, the trust companies of the financial subsidiaries, Corficolombiana y Porvenir) actively participate in money markets, foreign exchange markets and capital markets, for both of their books (for balance sheet risk management and trading book) and to provide financial services to their customers. This is subject to established policies and risk limits. In that regard, they hold financial asset portfolios within the allowed limits and risk levels.

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

Our business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The risk management groups and our business unit management ensure that these risks are measured and closely monitored. A variety of limits and controls are designed to manage price and liquidity risk. Market risk is monitored through various mechanisms such as: statistic analysis (using Value-at-Risk models and related analytical measures), risk factor sensitivity analysis, and routine stress testing, conducted in collaboration with the business units by the Market Risk Unit. The material risks identified by these processes are summarized in reports produced by the Market Risk Unit that are circulated to and discussed with senior management.

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

The following is a breakdown of Grupo Aval’s financial assets and liabilities exposed to trading risk held at December 31, 2025 and 2024:

	December 31, 2025 (1)		December 31, 2024
Financial assets at fair value
Debt financial assets
Trading investments in debt securities	Ps.	17,582,844	Ps.	11,937,414
Investments in debt securities mandatorily at FVTPL		—		1,425
Investments in debt securities at FVOCI		28,455,957		27,050,198
Total debt securities	Ps.	46,038,801	Ps.	38,989,037
Derivative assets instruments	Ps.	2,217,021	Ps.	969,294
Hedging derivatives assets		236,558		54,019
Total derivative	Ps.	2,453,579	Ps.	1,023,313
Total financial assets	Ps.	48,492,380	Ps.	40,012,350
Liabilities
Derivative liabilities instruments	Ps.	1,951,439	Ps.	1,011,934
Hedging derivatives liabilities		34,842		21,658

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Total financial liabilities	Ps.	1,986,281	Ps.	1,033,592
Net position	Ps.	46,506,099	Ps.	38,978,758

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

According to the standard model, the market value-at-risk (VaR) for Grupo Aval´s financial subsidiaries consolidated at their level of December 31, 2025 and 2024 was as follows:

		At December 31, 2025			At December 31, 2024
			Basis points of			Basis points of
Entity		Value at Risk	regulatory capital		Value at Risk	regulatory capital
Banco Bogotá S.A.	Ps.	311,408	50	Ps.	318,203	52
Banco de Occidente S.A.		152,515	43		381,972	113
Banco AV Villas S.A.		15,658	16		22,567	26
Banco Popular S.A. (1)		304,481	173		291,145	152
Corficolombiana S.A. (1)		294,820	674		320,096	674
Porvenir S.A.		4,352	53		3,832	57

(1) The market value at risk information corresponds to Banco Popular's consolidated information. Corficolombiana's information is presented separately, due to its materiality.

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2025 and 2024, for a ten-day horizon for each of our Colombian banking subsidiaries. The minimum, maximum and average levels are determined based on end-of-quarter calculations, using consolidated results from the last four quarters..

Banco de Bogotá S.A

Maximum, Minimum and Average VaR Values
At December 31, 2025
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	53,274	Ps.	122,866	Ps.	156,064	Ps.	53,274
Exchange rate		146,593		194,097		255,463		255,463
Shares		1,240		1,799		2,083		1,240
Mutual funds		423		913		1,431		1,431

Maximum, Minimum and Average VaR Values
At December 31, 2024
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	160,445	Ps.	427,563	Ps.	552,647	Ps.	160,445
Exchange rate		91,087		141,196		166,334		155,113
Shares		1,947		10,929		37,644		2,077
Mutual funds		411		1,549		2,788		568

The market risk-weighted assets of Banco de Bogotá, as of December 31, 2025, accounted for 3.13% of the total risk-weighted assets. As of December 31, 2024, market risk-weighted assets represented 3.25% of the total risk-weighted assets.

Banco de Occidente S.A

Maximum, Minimum and Average VaR Values
At December 31, 2025

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Minimum		Average		Maximum		Period end
Interest rate	Ps.	148,047	Ps.	189,910	Ps.	238,845	Ps.	148,047
Exchange rate		837		7,838		16,567		3,273
Shares		—		—		—		—
Mutual funds		1,195		1,344		1,441		1,195

Maximum, Minimum and Average VaR Values
At December 31, 2024
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	264,941	Ps.	322,068	Ps.	379,009	Ps.	379,009
Exchange rate		1,078		3,402		9,151		1,971
Shares		—		—		—		—
Mutual funds		934		991		1,031		992

The market risk-weighted assets of Banco de Occidente, as of December 31, 2025, accounted for 3.3% of the total risk-weighted assets. As of December 31, 2024, market risk-weighted assets represented 8.2% of the total risk-weighted assets.

Banco Comercial AV Villas S.A

Maximum, Minimum and Average VaR Values
At December 31, 2025
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	12,001	Ps.	15,501	Ps.	21,498	Ps.	15,601
Exchange rate		2		38		157		49
Shares		—		—		—		—
Mutual funds		7		110		281		7

Maximum, Minimum and Average VaR Values
At December 31, 2024
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	22,193	Ps.	29,979	Ps.	43,936	Ps.	22,193
Exchange rate		4		84		472		148
Shares		—		—		—		—
Mutual funds		121		251		447		225

The market risk-weighted assets of Banco AV Villas, as of December 31, 2025, accounted for 1.3% of the total risk-weighted assets. As of December 31, 2024, market risk-weighted assets represented 2.1% of the total risk-weighted assets.

Banco Popular S.A

Maximum, Minimum and Average VaR Values
At December 31, 2025 (1)
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	220,418	Ps.	253,696	Ps.	296,841	Ps.	251,328
Exchange rate		32,932		44,440		58,254		32,932
Shares		175		12,995		26,680		175
Mutual funds		18,364		19,547		20,286		20,045

Maximum, Minimum and Average VaR Values
At December 31, 2024 (1)
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	205,759	Ps.	328,266	Ps.	410,228	Ps.	205,759
Exchange rate		19,869		39,424		59,084		51,982
Shares		6,884		11,331		15,090		15,090
Mutual funds		18,201		19,668		23,969		18,314

(1) The market value at risk information corresponds to Banco Popular's consolidated information. Corficolombiana's information is presented separately, due to its materiality.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

The market risk-weighted assets of Banco Popular, as of December 31, 2025, accounted for 7.55% of the total risk-weighted assets. As of December 31, 2024, market risk-weighted assets represented 5.61% of the total risk-weighted assets.

Corficolombiana S.A

Maximum, Minimum and Average VaR Values
At December 31, 2025 (1)
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	204,636	Ps.	240,097	Ps.	280,691	Ps.	261,509
Exchange rate		32,284		43,485		56,181		32,284
Shares		—		21,975		26,505		—
Mutual funds		1,021		1,139		1,341		1,027

(1) The market value at risk information at December 31, 2025 corresponds to Corficolombiana's separate information.

Maximum, Minimum and Average VaR Values
At December 31, 2024 (1)
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	220,886	Ps.	271,679	Ps.	341,730	Ps.	252,417
Exchange rate		19,172		38,723		55,653		51,653
Shares		6,731		11,457		14,918		14,918
Mutual funds		983		1,200		1,424		1,108

(1) The market value at risk information at December 31, 2024 corresponds to Corficolombiana's separate information.

The market risk-weighted assets of Corficolombiana, as of December 31, 2025, accounted for 12.3% of the total risk-weighted assets. As of December 31, 2024, market risk-weighted assets represented 13.31% of the total risk-weighted assets..

As Corficolombiana does not have a relevant number of loans or other significant risk weighted assets, the ratio of the market risk weighted assets to total risk weighted assets is higher than in the banks.

Porvenir S.A

As a pension fund, Porvenir has a value-at-risk measurement methodology that differs from credit establishments and is established by the Superintendency of Finance. The following tables show the VaR calculation relating to each of the risk factors described above and based on that Methodology (Regulatory VaR) for the years ended December 31, 2025, and 2024, for a ten-day horizon.

Maximum, Minimum and Average VaR Values
At December 31, 2025
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	5,892	Ps.	7,093	Ps.	8,508	Ps.	8,508
Exchange rate		10		342		1,143		64
Shares		1,948		2,740		4,488		2,627
Mutual funds		591		1,293		2,183		2,183

Maximum, Minimum and Average VaR Values
December 31, 2024
		Minimum		Average		Maximum		Period end
Interest rate	Ps.	7,623	Ps.	14,368	Ps.	16,520	Ps.	7,623
Exchange rate		7		233		419		275
Shares		1,624		2,090		2,654		1,790
Mutual funds		782		2,365		6,478		1,074

The market risk-weighted assets of Porvenir, as of December 31, 2025, accounted for 2.13% of the total risk-weighted assets. As of December 31, 2024, market risk-weighted assets represented 2.1% of the total risk-weighted assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Investment Price Risk in Equity Instruments

Equity Investments

The variations in equity price risk measured according to the regulatory VaR methodology consider investments in equity securities included in the treasury book, including investments in shares issued abroad and listed in Colombia, and exclude, in the case of credit institutions, investments that have been deducted from the Entity's core capital. In 2024, Corficolombiana held investments subject to regulatory VaR. As of December 31, 2025, however, none of the subsidiaries maintain investments that meet these characteristics.

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

A substantial amount of Grupo Aval’s foreign currency assets and liabilities are in U.S. dollars. Details of the assets and liabilities in foreign currency held by Grupo Aval as of December 31, 2025 and 2024 are shown below:

December 31,2025		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial assets (1)
Cash and cash equivalents	2,075	108	Ps.	8,054,803
Trading investments in debt securities	257	—		965,570
Investments in debt securities at FVOCI	1,384	4		5,215,235
Investments in debt securities at amortized cost	8	—		30,057
Loan portfolio financial assets at amortized cost	4,695	5		17,657,908
Derivative financial assets held for trading	296	1		1,114,961
Derivative financial assets held for hedging	—	—		637
Trade receivable	688	—		2,585,220
Total financial assets	9,403	118	Ps.	35,624,391

		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial liabilities (2)
Derivative financial liabilities held for trading	279	1	Ps.	1,053,795
Derivative financial liabilities held for hedging	3	—		9,741
Customer deposits	4,283	5		16,107,271
Financial obligations	7,369	8		27,716,615
Total financial liabilities	11,934	14	Ps.	44,887,422
Net financial asset (liability) position	(2,531)	104	Ps.	(9,263,031)

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

December 31,2024		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial assets
Cash and cash equivalents	1,338	62	Ps.	5,913,128
Trading investments in debt securities	61	—		267,836
Investments in debt securities at FVOCI	2,412	4		10,649,301
Investments in debt securities at amortized cost	580	—		2,558,707
Loan portfolio financial assets at amortized cost	8,347	2		36,813,056
Derivative financial assets held for trading	207	6		341,310
Derivative financial assets held for hedging	2	—		43,377
Trade receivable	714	—		3,164,035
Total financial assets	13,661	74	Ps.	59,750,750

		Other currencies		Total in
	U.S. dollars	converted to U.S.		Colombian pesos
Account	(Millions)	dollars (Millions)		(Millions)
Financial liabilities
Derivative financial liabilities held for trading	243	4	Ps.	236,242
Derivative financial liabilities held for hedging	1	—		16,408
Customer deposits	7,246	34		32,100,339
Financial obligations	8,258	5		36,432,897
Total financial liabilities	15,748	43	Ps.	68,785,886
Net financial asset (liability) position	(2,087)	31	Ps.	(9,035,136)

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

The following table presents sensitivities of profit or loss before taxes and equity (OCI) to reasonably possible changes in exchange rates applied at the end of the reporting period relative to the functional currency of the respective Group entities, with all other variables held constant:

December 31,2025	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity (mainly OCI) (1)	Ps.	1,591	Ps.	(1,591)
Profit and loss before taxes		(71,717)		71,717

December 31,2024	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity (mainly OCI) (1)	Ps.	1,801	Ps.	(1,801)
Profit and loss before taxes		(53,818)		53,818

(1)   The sensitivity in equity considers mainly assets and liabilities of entities with functional currencies different from the Group’s presentation currency compensated with derivatives and financial labilities designated to hedge net investments in foreign operations.

The sensitivity in profit or loss was calculated for monetary assets and liabilities denominated in currencies other than the functional currency of the respective entities of the Group, including intercompany balances which are not hedged. The sensitivity takes into consideration the variations that could occur in the spot exchange rate, excluding from this calculation any changes that may arise in the forward curve. The Group’s exposure to currency risk at the end of the reporting period is not representative of the typical exposure during the year.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

4.2.4 Interest Rate Risk in the Banking Book

In Colombia, the Superintendency of Finance, in line with the best practices of the Basel Committee on Banking Supervision, issued External Circular 025 on November 17, 2022. This circular introduced guideline applicable to the management of Interest Rate Risk in the Banking Book (IRRBB) and the Credit Risk Spread in the Banking Book (CRSBB) within the financial system. The afore mentioned circular establishes that supervised entities must adopt specific strategies, policies, and procedures for the adequate management of IRRBB. Additionally, it introduces two indicators to recognize the level of exposure of entities to balance sheet risks: Economic Value of Equity (EVE) and Net Interest Margin (NIM).

External Circular 025 of 2022, effective as of December 1, 2024, required supervised entities that, as of December 31, maintained a banking book to report balance sheet risk exposure indicators on an individual basis. In addition, the circular established the obligation to report consolidated balance sheet risk exposure indicators for entities with consolidated financial statements that include institutions holding a banking book. This requirement applies for the first time with financial information as of December 31, 2025.

The following section outlines the general considerations of the standard measurement methodology established under the applicable regulations, which must be applied to the assets and liabilities recorded in the Banking Book of Banco de Bogotá, Banco de Occidente, Banco Popular, and Banco AV Villas. Furthermore, in the case of Banco de Bogotá and Banco de Occidente, this methodology must also be applied to the financial assets and liabilities consolidated with subsidiaries that maintain banking books. Corficolombiana, however, was exempted by the supervisory authority from applying this regulation, as it does not maintain an accounting book for measurement purposes.

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

The regulation establishes, for both individual and consolidated information, the application of the outlier test. This test compares the maximum Delta VEP calculated by the entity under interest rate shock scenarios against 15% of the sum of Ordinary Core Capital (CET1 – Patrimonio Básico Ordinario in spanish language) and Additional Core Capital (ATI1 – Patrimonio Básico Adicional in spanish language) in effect at the reporting date. As of the reporting date, this reference established in the regulation remains solely a monitoring threshold and, for the time being, does not impose restrictions on the operation of our Banks. For entities that exceed this level in the outlier test, the regulation requires the submission of an adjustment plan that includes one or more of the following measures to mitigate the impact of increased exposure to IRRBB: (i) reduce exposures to IRRBB, (ii) impose restrictions on internal risk parameters, (iii) enhance the risk management framework, (iv) evaluate increasing capital resources, or (v) adopt other measures that allow mitigating the level of exposure to IRRBB.

In accordance with the regulation, Delta EVE corresponds to the maximum difference in the Economic Value of Equity (EVE) observed between the baseline scenario and six scenarios simulating adverse movements in interest rate curves, as follows:

●	Parallel upward shock: COP 400 bps, UVR 200 bps, USD 200 bps, and other shocks depending on the significant currency.
●	Parallel downward shock: COP 400 bps, UVR 200 bps, USD 200 bps, and other shocks depending on the significant currency.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

●	Steepening shock (short-term rates down and long-term rates up): COP short-term 500 bps, COP long-term 300 bps, UVR short-term 300 bps, UVR long-term 100 bps, USD short-term 300 bps, USD long-term 150 bps, and other shocks depending on the significant currency.
●	Flattening shock (short-term rates up and long-term rates down): COP short-term 500 bps, COP long-term 300 bps, UVR short-term 300 bps, UVR long-term 100 bps, USD short-term 300 bps, USD long-term 150 bps, and other shocks depending on the significant currency.
●	Short-term upward shock: COP short-term 500 bps, UVR short-term 300 bps, USD short-term 300 bps, and other shocks depending on the significant currency.
●	Short-term downward shock: COP short-term 500 bps, UVR short-term 300 bps, USD short-term 300 bps, and other shocks depending on the significant currency.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Individual results:

Below are the results of the Delta EVE and Delta NIM measurements as of December 31, 2025 and 2024:

	At December 31, 2025
	Maximum Delta NIM	Maximum Delta EVE	Delta EVE / CET1+AT1
	(in Ps)	(in Ps)	(in percentages)
Banco de Bogotá	(704,381)	(1,598,433)	11.01
Banco de Occidente	(632,679)	(341,331)	7.22
Banco Popular	(351,902)	(362,219)	18.06
Banco AV Villas	(197,711)	(155,061)	12.52

	At December 31, 2024
	Maximum Delta NIM	Maximum Delta EVE	Delta EVE / CET1+AT1
	(in Ps)	(in Ps)	(in percentages)
Banco de Bogotá	(634,544)	(1,216,132)	8.57
Banco de Occidente	(555,733)	(173,433)	5.95
Banco Popular	(328,276)	(408,513)	21.00
Banco AV Villas	(139,938)	(118,104)	9.42

As of December 31, 2025, Banco de Bogotá, Banco de Occidente and Banco AV Villas maintained their Delta EVE percentages below the threshold established for outlier tests. As of December 31, 2025, Banco Popular exceeded the 15% reference established in the regulation and, in compliance with regulatory requirements, submitted the corresponding adjustment plan to the Superintendency of Finance.

Consolidated results:

Below are the results of the Delta EVE and Delta NIM measurements as of December 31, 2025:

	At December 31, 2025
	Maximum Delta NIM	Maximum Delta EVE	Delta EVE / CET1+AT1
	(in Ps)	(in Ps)	(in percentages)
Banco de Bogotá	(707,641)	(1,654,667)	10.82
Banco de Occidente	(662,769)	(361,923)	6.58

As of December 31, 2025, Banco de Bogotá and Banco de Occidente maintained their Delta EVE percentages below the threshold established for outlier tests. In the case of Banco Popular and Banco AV Villas, since they do not have subsidiaries with a banking book, they are exempt from reporting consolidated information.

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

Results of NIM and EVE Shocks

The following section presents the results of the shocks applied to the EVE and NIM metrics as of December 31, 2025, and December 31, 2024, for individual results. Regarding the consolidated information, the results are presented only as of December 31, 2025:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Individual Results

	At December 31, 2025
	Parallel up	Parallel down	Steepener	Flattener	Short rate up	Short rate down

	(in Ps)
Banco de Bogotá	(1,598,433)	640,311	(92,600)	(749,886)	(1,005,023)	244,956
Banco de Occidente	(341,331)	(95,121)	109,053	(259,220)	(255,114)	3,285
Banco Popular	(362,219)	183,092	96,296	(145,824)	(266,231)	169,429
Banco AV Villas	(155,062)	13,969	38,056	(110,853)	(114,476)	38,071

	At December 31, 2024
	Parallel up	Parallel down	Steepener	Flattener	Short rate up	Short rate down

	(in Ps)
Banco de Bogotá	(1,216,132)	311,377	133,630	(657,975)	(692,773)	135,650
Banco de Occidente	(173,433)	(268,506)	130,669	(274,802)	(135,435)	67,438
Banco Popular	(408,513)	126,470	64,031	(199,153)	(255,127)	83,960
Banco AV Villas	(73,388)	(44,814)	53,457	(118,104)	(51,821)	9,886

Consolidated Results

Consolidated results are presented only for Banco de Bogotá and Banco de Occidente, as they are the only financial institutions with subsidiaries that have a defined Banking Book, in accordance with regulatory provisions.

	At December 31, 2025
	Parallel up	Parallel down	Steepener	Flattener	Short rate up	Short rate down

	(in Ps)
Banco de Bogotá	(1,654,667)	704,940	(93,334)	(761,522)	(1,037,879)	275,954
Banco de Occidente	(361,923)	(48,693)	93,238	(240,949)	(252,959)	(3,693)

In the case of Banco Popular and Banco AV Villas, since they do not have subsidiaries with a banking book, they are exempt from reporting consolidated information.

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

The following table shows interest rates exposure of non-interest-bearing and interest-bearing for financial assets and liabilities by maturity bucket for our financial subsidiaries at December 31, 2025 and 2024. In this table, fixed rate instruments are classified according to their maturity date and floating rate instruments are classified according to their repricing date:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

December 31,2025

	Less than		From one to		From six to		More than a		Non-
Assets (1)	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	6,947,229	Ps.	—	Ps.	—	Ps.	—	Ps.	12,407,481	Ps.	19,354,710
Trading investments in debt securities		313,342		857,713		917,811		15,493,978		—		17,582,844
Investments in debt securities at FVOCI		422,683		1,947,537		2,422,508		23,663,229		—		28,455,957
Investments in debt securities at amortized cost		941,587		2,523,556		3,776,864		1,963,450		—		9,205,457
Trade receivable at FVTPL		—		—		—		2,635,437		—		2,635,437
Commercial loans		1,275,910		88,802,542		2,343,572		15,886,960		—		108,308,984
Consumer loans		231,208		2,875,339		1,510,240		55,839,426		—		60,456,213
Mortgages loans		278,631		286,563		11,248		21,535,268		—		22,111,710
Microcredit loans		891		24		—		605		—		1,520
Interbank and overnight funds		1,767,275		10,241		—		—		—		1,777,516
Trade receivable		24,683		787		182		1,926,393		20,264,116		22,216,161
Total Assets	Ps.	12,203,439	Ps.	97,304,302	Ps.	10,982,425	Ps.	138,944,746	Ps.	32,671,597	Ps.	292,106,509
										—

	Less than		From one to		From six to		More than a		Non-
Liabilities (2)	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	6,384,604	Ps.	—	Ps.	—	Ps.	—	Ps.	17,213,631	Ps.	23,598,235
Saving deposits		88,238,541		—		—		—		—		88,238,541
Time deposits		10,784,108		45,291,746		20,894,887		18,135,176		—		95,105,917
Other deposits		14,699		27,924		—		—		419,922		462,545
Interbank and overnight funds		22,444,060		208,589		2,776		—		—		22,655,425
Borrowing from banks and others		2,609,903		6,823,584		6,898,316		8,227,372		—		24,559,175
Long-term debt		—		5,346,412		1,085,204		15,025,370		—		21,456,986
Total Liabilities	Ps.	130,475,915	Ps.	57,698,255	Ps.	28,881,183	Ps.	41,387,918	Ps.	17,633,553	Ps.	276,076,824

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

December 31,2024

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	6,669,978	Ps.	—	Ps.		Ps.	—	Ps.	10,328,881	Ps.	16,998,859
Trading investments in debt securities		64,537		143,911		313,373		11,415,593		—		11,937,414
Investments in debt securities mandatorily at FVTPL		—		—		1,425		—		—		1,425
Investments in debt securities at FVOCI		373,026		1,495,003		2,726,862		22,455,307		—		27,050,198
Investments in debt securities at amortized cost		1,120,442		3,339,892		3,707,096		2,540,937		—		10,708,367
Trade receivable at FVTPL		—		—		—		4,181,835		—		4,181,835
Commercial loans		15,313,556		66,132,059		6,400,419		27,568,609		—		115,414,643
Consumer loans		4,821,574		3,357,049		2,743,970		51,053,732		—		61,976,325
Mortgages loans		3,837,007		184,710		123,247		17,890,763		—		22,035,727
Microcredit loans		2,199		457		295		1,424		—		4,375
Interbank and overnight funds		704,516		539		—		—		—		705,055
Trade receivable		14,665		6,589		189		2,230,108		21,886,987		24,138,538
Total Assets	Ps.	32,921,500	Ps.	74,660,209	Ps.	16,016,876	Ps.	139,338,308	Ps.	32,215,868	Ps.	295,152,761

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	6,064,076	Ps.	—	Ps.	—	Ps.	—	Ps.	18,515,460	Ps.	24,579,536
Saving deposits		79,614,904		—		—		—		—		79,614,904
Time deposits		6,739,476		50,866,874		23,336,940		15,386,537		—		96,329,827
Other deposits		13,359		108,392		—		—		226,159		347,910
Interbank and overnight funds		17,651,017		527,638		331,114		—		—		18,509,769
Borrowing from banks and others		3,377,387		10,628,700		3,790,469		10,301,603		—		28,098,159
Long-term debt		157,427		4,855,835		286,286		20,916,299		—		26,215,847
Total Liabilities	Ps.	113,617,646	Ps.	66,987,439	Ps.	27,744,809	Ps.	46,604,439	Ps.	18,741,619	Ps.	273,695,952

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

Based on the financial statement as of December 31, 2025, a linear accounting sensitivity exercise to interest rate variations is carried out, assuming a constant market situation, without incorporating the existing effects on financial assets and liabilities resulting from discretionary decisions of clients and changes that may occur in macroeconomic fundamentals. Thus, if market interest rates were to increase by 100 basis points, without considering the maturity of the instruments or the repricing periods but only the balance as of the cut-off date, and assuming there is no asymmetric movement in the yield curves, the profit for the year would have been Ps. 83,572, which represents 1.10% of total net interest income as of December 31, 2025, and Ps. 33,715, which represented 0.46% of total net interest income as of December 31, 2024, mainly higher as a result of higher interest income on variable interest assets offset by higher interest expenses on variable interest liabilities and lower fair values of investments at fair value through profit or loss, due to the proportion of assets indexed to variable rates being higher than liabilities indexed to variable rates. Other comprehensive income in equity would have been Ps. 835,812 as of December 31, 2025, and Ps. 868,462 as of December 31, 2024, mainly lower because of a decrease in the fair values of fixed-rate financial assets classified as fair value through OCI.

The following is a breakdown of non-interest-bearing and interest-bearing assets and liabilities by interest rate type and by maturity, as at December 31, 2025 and 2024.

December 31,2025

	Under one year				Over one year				Non-
Assets (1)	Variable		Fixed		Variable		Fixed		interest		Total
Cash and cash equivalents	Ps.	2,843,399	Ps.	4,103,830	Ps.	—	Ps.	—	Ps.	12,407,481	Ps.	19,354,710
Trading investments in debt securities		169,009		1,919,857		131,985		15,361,993		—		17,582,844
Investments in debt securities at FVOCI		231,040		4,561,688		831,844		22,831,385		—		28,455,957
Investments in debt securities at amortized cost		5,351,209		1,890,797		—		1,963,451		—		9,205,457
Trade receivable at FVTPL		—		—		2,635,437		—		—		2,635,437
Commercial loans		38,255,304		11,022,924		50,293,877		8,736,879		—		108,308,984
Consumer loans		683,307		10,523,849		1,648,975		47,600,082		—		60,456,213
Mortgages loans		36,143		1,083,682		512,333		20,479,552		—		22,111,710
Microcredit loans		802		—		114		604		—		1,520
Interbank and overnight funds		—		1,777,516		—		—		—		1,777,516
Trade receivable		25,652		—		401,057		1,525,336		20,264,116		22,216,161
Total Assets	Ps.	47,595,865	Ps.	36,884,143	Ps.	56,455,622	Ps.	118,499,282	Ps.	32,671,597	Ps.	292,106,509
										—
	Under one year					Over one year			Non-
Liabilities (2)	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	392,631	Ps.	5,991,973	Ps.	—	Ps.	—	Ps.	17,213,631	Ps.	23,598,235
Saving deposits		11,243,338		76,995,203		—		—		—		88,238,541
Time deposits		23,127,676		54,048,625		5,740,557		12,189,059		—		95,105,917
Other deposits		13,082		29,541		—		—		419,922		462,545
Interbank and overnight funds		255,945		22,399,480		—		—		—		22,655,425
Borrowing from banks and others		10,323,838		5,459,051		3,518,694		5,257,592		—		24,559,175
Long-term debt		2,151,022		4,280,592		5,638,943		9,386,429		—		21,456,986
Total Liabilities	Ps.	47,507,532	Ps.	169,204,465	Ps.	14,898,194	Ps.	26,833,080	Ps.	17,633,553	Ps.	276,076,824

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

December 31,2024

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash and cash equivalents	Ps.	767,956	Ps.	5,902,022	Ps.	—	Ps.	—	Ps.	10,328,881	Ps.	16,998,859
Trading investments in debt securities		39,959		481,862		267,185		11,148,408		—		11,937,414
Investments in debt securities mandatorily at FVTPL		—		1,425		—		—		—		1,425
Investments in debt securities at FVOCI		18,733		4,576,159		949,667		21,505,639		—		27,050,198
Investments in debt securities at amortized cost		5,563,208		2,604,222		94,850		2,446,087		—		10,708,367
Trade receivable at FVTPL		—		—		4,181,835		—		—		4,181,835
Commercial loans		47,408,803		12,085,311		46,834,101		9,086,428		—		115,414,643
Consumer loans		828,680		10,058,687		5,666,008		45,422,950		—		61,976,325
Mortgages loans		58,686		931,590		4,022,386		17,023,065		—		22,035,727
Microcredit loans		1,342		2,059		151		823		—		4,375
Interbank and overnight funds		—		705,055		—		—		—		705,055
Trade receivable		15,598		5,845		356,931		1,873,177		21,886,987		24,138,538
Total Assets	Ps.	54,702,965	Ps.	37,354,237	Ps.	62,373,114	Ps.	108,506,577	Ps.	32,215,868	Ps.	295,152,761

	Under one year				Over one year				Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	642,651	Ps.	5,421,425	Ps.	—	Ps.	—	Ps.	18,515,460	Ps.	24,579,536
Saving deposits		9,509,067		70,105,837		—		—		—		79,614,904
Time deposits		11,243,745		67,994,677		4,210,357		12,881,048		—		96,329,827
Other deposits		11,728		110,023		—		—		226,159		347,910
Interbank and overnight funds		336,770		18,172,999		—		—		—		18,509,769
Borrowing from banks and others		8,349,490		5,952,723		8,188,874		5,607,072		—		28,098,159
Long-term debt		810,630		905,693		7,368,553		17,130,971		—		26,215,847
Total Liabilities	Ps.	30,904,081	Ps.	168,663,377	Ps.	19,767,784	Ps.	35,619,091	Ps.	18,741,619	Ps.	273,695,952

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

The following table presents liquid assets as of the cut-off date and their depletion for each of the time horizons established in the regulatory liquidity risk methodology (1 to 7 days, 1 to 30 days and 31 to 90 days), based on separate figures of our financial subsidiaries in Colombia at December 31, 2025 and 2024:

December 31, 2025

		Liquid assets
		available at the end			From 31 to 90
Bank		of the year (1)	From 1 to 7 days (2)	From 1 to 30 days (2)	days (2)
Banco Bogotá S.A.	Ps.	16,766,645	14,103,526	5,290,233	(17,219,591)
Banco de Occidente S.A.		11,509,695	7,654,716	4,681,592	(10,698,827)
Banco AV Villas S.A.		3,058,631	2,656,389	1,314,672	(3,211,668)
Banco Popular S.A.		5,572,720	4,994,515	1,573,415	(6,216,132)
Corficolombiana S.A.		2,567,533	1,608,683	809,740	(472,992)

December 31, 2024

		Liquid assets
		available at the end						From 31 to 90
Bank		of the year (1)		From 1 to 7 days (2)		From 1 to 30 days (2)		days (2)
Banco Bogotá S.A.	Ps.	13,469,768	Ps.	10,953,748	Ps.	2,928,936	Ps.	(16,891,633)
Banco de Occidente S.A.		9,284,616		6,461,637		2,946,224		(11,199,262)
Banco Popular S.A.		4,030,595		3,580,936		893,612		(5,667,658)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Banco AV Villas S.A.	2,145,763	1,665,301	687,963	(2,909,334)
Corficolombiana S.A.	1,908,014	902,572	560,871	(649,409)
(1)	Liquid assets are the sum of assets that are easily convertible into cash. Fixed income investments at amortized cost and financial investments pledged as collateral or subject to any other type of encumbrance, preventive measure or of any nature, that prevent their free assignment or transfer, as well as those that have been transferred under repurchase agreements, simultaneous or temporary transfer of securities are excluded. Liquid assets are measured at fair value (market prices on the evaluation date).
(2)	This amount is the remaining value of liquid assets in the specified time period, or the IRL, which is calculated as the difference between liquid assets and the liquidity requirement. The liquidity requirement is the difference between contractual cash inflows and contractual and non-contractual cash outflows during the period according to the IRL methodology.

The following tables show the individual IRL Ratio as of December 31, 2025, and 2024 for each of our banks in Colombia and Corficolombiana, expressed in Colombian pesos and as a percentage:

	(in Ps)
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
IRL – 7 days	14,104	10,954	6,122	5,028	4,995	3,581	2,656	1,665	1,609	903
IRL – 30 days	5,290	2,929	3,375	1,814	1,573	894	1,315	688	810	561

	(in percentages)
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
IRL – 7 days	630	535	262	289	964	896	760	447	268	190
IRL – 30 days	146	128	152	131	139	129	175	147	146	142

Supervised entities are required to calculate and report to the SFC on a weekly basis an indicator of short-term liquidity risk. The IRL is calculated in periods of 7 and 30 days and must be at least 100 percent. During 2025, Grupo Aval's Colombian banks met the minimum regulatory requirement.

The liquidity calculations described above assume normal liquidity conditions, according to the contractual flows and historical experience of each of the financial subsidiaries. For extreme liquidity events caused by unusual deposit withdrawals, the financial subsidiaries have contingency plans that include available credit lines with other financial institutions and access to special lines of credit with Colombia´s Central Bank, in accordance with current regulations. These lines of credit are granted when required, and are collateralized by Colombian government securities or by a portfolio of high-quality loans, as specified in the Central Bank regulations. Grupo Aval´s financial subsidiaries did not access the Central Bank special lines of credit during the years ended at December 31, 2025 and 2024.

The banks in each country are responsible for their liquidity position on a stand-alone basis. They have access to funding mechanisms with their central banks (which allow them to use their portfolios of marketable securities as collateral in money market schemes, as well as loan portfolio rediscounting mechanisms), funding through short-term credit lines offered by correspondent banks, and financing provided by multilateral organizations.

The following breakdown shows the contractual undiscounted cash flows of the financial assets and liabilities including contractual interest receivable and payable at December 31, 2025 and 2024.

December 31, 2025

	Less than		From one to six		From six to twelve		More than
Assets (1)	one month		months		months		a year		Total
Cash and cash equivalents	Ps.	19,354,710	Ps.	—	Ps.	—	Ps.	—	Ps.	19,354,710
Trading investments in debt securities		2,137,023		1,778,618		3,413,469		10,291,572		17,620,682
Investments in debt securities at FVOCI		452,819		1,799,620		2,192,120		28,678,618		33,123,177
Investments in debt securities at amortized cost		1,246,317		2,298,604		4,657,753		1,963,450		10,166,124
Commercial loans		10,257,908		30,969,302		16,646,031		72,688,388		130,561,629
Consumer loans		2,034,248		8,046,766		8,544,496		68,901,971		87,527,481
Mortgages loans		544,230		1,244,414		1,390,669		39,963,613		43,142,926
Microcredit loans		226		529		169		956		1,880
Interbank and overnight funds		1,773,392		4,125		—		—		1,777,517
Trading derivatives		742,356		800,086		267,223		727,255		2,536,920

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Hedging derivatives		2,903		27,728		44,577		207,077		282,285
Trade receivable		2,014,113		328,378		19,339		22,489,768		24,851,598
Total Assets	Ps.	40,560,245	Ps.	47,298,170	Ps.	37,175,846	Ps.	245,912,668	Ps.	370,946,929

	Less than		From one to six		From six to twelve		More than
Liabilities (2)	one month		months		months		a year		Total
Checking accounts	Ps.	23,598,235	Ps.	—	Ps.	—	Ps.	—	Ps.	23,598,235
Saving deposits		88,238,541		—		—		—		88,238,541
Time Deposits		12,207,927		44,796,477		23,537,597		21,155,408		101,697,409
Other deposits		432,549		29,996		—		—		462,545
Interbank and overnight funds		22,456,432		208,589		2,833		—		22,667,854
Borrowing from banks and others		1,197,304		6,658,939		7,630,961		13,470,640		28,957,844
Long-term debt		—		4,692,748		1,191,133		18,543,581		24,427,462
Trading derivatives		582,011		835,227		438,932		776,212		2,632,382
Hedging derivatives		34		107,001		21,434		6,246		134,715
Total Liabilities	Ps.	148,713,033	Ps.	57,328,977	Ps.	32,822,890	Ps.	53,952,087	Ps.	292,816,987

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	252,734	Ps.	372,873	Ps.	1,598,026	Ps.	33,874	Ps.	2,257,507
Standby letters of credit		7,416		87,122		294,149		12,200		400,887
Overdraft facility		2,271,247		—		—		—		2,271,247
Standby credit card facility		6,745,525		327,468		857,444		6,916,653		14,847,090
Undrawn approved loans		516,842		309,576		3,177,938		57,481		4,061,837
Total Commitments Loans	Ps.	9,793,764	Ps.	1,097,039	Ps.	5,927,557	Ps.	7,020,208	Ps.	23,838,568

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

December 31, 2024

	Less than one		From one to		From six to		More than a
Assets	month		six months		twelve months		year		Total
Cash and cash equivalents	Ps.	16,998,859	Ps.	—	Ps.		Ps.	—	Ps.	16,998,859
Trading investments in debt securities		300,292		305,488		435,694		8,422,819		9,464,293
Investments in debt securities at FVOCI		401,816		1,811,929		3,252,189		24,381,983		29,847,917
Investments in debt securities at amortized cost		940,289		2,456,711		3,203,905		2,662,693		9,263,598
Commercial loans		14,582,605		31,222,986		18,300,276		71,697,670		135,803,537
Consumer loans		2,374,330		8,120,876		8,394,853		69,138,663		88,028,722
Mortgages loans		372,088		1,150,098		1,292,659		39,222,723		42,037,568
Microcredit loans		1,226		625		265		2,051		4,167
Interbank and overnight funds		703,330		1,799		—		—		705,129
Trading derivatives		376,454		325,466		144,525		170,457		1,016,902
Hedging derivatives		3,054		53,560		21,102		8,476		86,192
Trade receivable		2,864,204		318,938		4,548		25,143,889		28,331,579
Total Assets	Ps.	39,918,547	Ps.	45,768,476	Ps.	35,050,016	Ps.	240,851,424	Ps.	361,588,463

	Less than one		From one to		From six to		More than a
Liabilities	month		six months		twelve months		year		Total
Checking accounts	Ps.	24,579,536	Ps.	—	Ps.	—	Ps.	—	Ps.	24,579,536
Saving deposits		79,614,904		—		—		—		79,614,904
Time Deposits		9,186,183		49,090,487		25,405,518		18,863,479		102,545,667
Other deposits		235,111		111,456		—		1,343		347,910
Interbank and overnight funds		17,666,654		538,143		332,010		—		18,536,807
Borrowing from banks and others		1,995,053		10,510,170		4,796,438		13,359,839		30,661,500
Long-term debt		395,469		1,156,876		886,593		26,947,429		29,386,367
Trading derivatives		308,653		380,271		95,804		240,701		1,025,429
Hedging derivatives		1,369		8		3,220		4,180		8,777
Total Liabilities	Ps.	133,982,932	Ps.	61,787,411	Ps.	31,519,583	Ps.	59,416,971	Ps.	286,706,897

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	48,394	Ps.	360,652	Ps.	1,064,744	Ps.	1,629,771	Ps.	3,103,561
Standby letters of credit		26,546		145,194		195,627		16,905		384,272
Overdraft facility		1,861,943		26,281		32,113		341,120		2,261,457
Standby credit card facility		6,192,403		355,995		660,752		5,724,232		12,933,382
Undrawn approved loans		394,475		113,970		2,611,051		201,208		3,320,704
Total Commitments Loans	Ps.	8,523,761	Ps.	1,002,092	Ps.	4,564,287	Ps.	7,913,236	Ps.	22,003,376

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

Pursuant to Decrees 1477 of 2018 and 1421 of 2019 Basel III principles were introduced to estimate adequate capital in credit institutions as follows:

●	Total solvency ratio is defined as the value of the technical capital (CET1, AT1 and Tier II) calculated under the terms of the Decree 1477 of 2018 and the Decree 1421 of 2019, divided by risk-weighted assets by level of credit, market and operational risk, at a minimum of 9%. Pursuant to Decree 2555 of 2010 (as amended), the Superintendency of Finance must grant prior approval of the eligibility of a debt, equity or hybrid instrument in order to be classified as AT1;
●	A minimum CET1 of 4.5%;
●	A minimum Tier I of 6.0%;
●	A capital conservation buffer of 1.5% consisting of CET1;
●	A systemic risk buffer of 1.0% for systemically important financial institutions (SIFIS) consisting of CET1; and
●	In addition, these Decrees established a minimum leverage ratio of 3%.

Banco de Bogotá is considered a systemically important financial institution, according to Carta Circular 68 of November 27, 2025, Carta Circular 74 of November 28, 2024 and Carta Circular 70 of November 23, 2023, issued by the Superintendency of Finance, and therefore had to comply with the systemic buffer (explained above).

Furthermore, according to Carta Circular 68 of November 27, 2025 and Carta Circular 74 of November 28, 2024, issued by the Superintendency of Finance, Banco de Occidente is also considered a systemically important financial institution.  At December 31, 2025 the systemic importance buffer applicable to Banco de Occidente was 0.6%, as it was allowed a two-year transition period to comply with the 1.0% systemic buffer, which must be fully implemented by November 2026.

Total solvency ratio for pension and severance fund managers, fiduciary companies and stockbrokers is defined as the value of the regulatory capital (CET1, AT1 and Tier II) calculated under the terms of Decree 175 of 2022, divided by risk-weighted assets by level of credit, market and operational risk, at a minimum of 9%.

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

As of December 31, 2025, and 2024, all of Grupo Aval´s individually regulated operations have complied with the minimum regulatory capital requirements.

The following tables show the separate and consolidated (where applicable) capitalization information of our main direct and indirect subsidiaries. Consolidated solvency only applies to Banco de Bogotá, Banco de Occidente and Banco Popular. The consolidated solvency for Banco Popular and subsidiaries incorporates Corficolombiana. However, taking into account the materiality of Corficolombiana in Banco Popular’s figures, Corficolombiana is presented separately in the following section.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Banco de Bogotá S.A.

		Separate basis				Consolidated basis
		At December 31,				At December 31,
		2025		2024		2025		2024

Subscribed and paid-in capital	Ps.	3,553	Ps.	3,553	Ps.	3,553	Ps.	3,553
Reserves and retained earnings		15,488,196		14,980,050		15,896,788		15,426,827
Other comprehensive income		(150,051)		246,238		(21,063)		244,407
Net income for the period		1,259,998		1,128,549		1,270,587		1,090,178
Non-controlling interests		—		—		—		—
Deductions:
Unconsolidated financial sector investments		—		—		—		—
Goodwill and other intangibles		(1,460,905)		(1,388,211)		(1,506,967)		(1,709,972)
Deferred tax assets		(694,849)		(783,110)		(347,120)		(672,462)
Other		—		—		(1,431)		(1,431)
CET1	Ps.	14,445,943	Ps.	14,187,069	Ps.	15,294,347	Ps.	14,381,099
Hybrid instruments recognized as additional primary capital		—		—		—		—
Other		—		—		—		—
AT1		—		—		—		—
Tier I	Ps.	14,445,943	Ps.	14,187,069	Ps.	15,294,347	Ps.	14,381,099

Subordinated instruments		1,687,813		2,459,094		1,687,813		2,459,094
Plus/minus others		132,000		134,586		0		—
Tier II capital	Ps.	1,819,813	Ps.	2,593,680	Ps.	1,687,813	Ps.	2,459,094
Other deductions from technical capital		—		—		—		3,553
Technical capital	Ps.	16,265,756	Ps.	16,780,749	Ps.	16,982,160	Ps.	16,840,193
Risk-weighted assets		80,428,512		81,152,552		98,501,784		97,961,017
Market risk		185,383		153,522		311,408		318,203
Market risk exposure (1)		2,059,807		1,705,799		3,460,094		3,535,594
Operational risk		683,524		565,377		784,011		664,410
Operational risk exposure (1)		7,594,709		6,281,962		8,711,230		7,382,337
Risk-weighted assets including regulatory market risk and operational risk	Ps.	90,083,028	Ps.	89,140,313	Ps.	110,673,108	Ps.	108,878,948
CET1 solvency ratio		16.04%		15.92%		13.82%		13.21%
AT1 contribution to solvency ratio		0.00%		0.00%		0.00%		0.00%
Tier 1 capital solvency ratio		16.04%		15.92%		13.82%		13.21%
Tier II contribution to solvency ratio		2.02%		2.91%		1.53%		2.26%
Total solvency ratio (2)		18.06%		18.83%		15.34%		15.47%

Capital measure	Ps.	14,445,943	Ps.	14,187,069	Ps.	15,294,347	Ps.	14,381,099
Exposure measure		138,326,503		129,644,773		158,485,219		154,516,917
Leverage ratio		10.44%		10.94%		9.65%		9.31%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Banco de Occidente S.A.

		Separate basis				Consolidated basis
		At December 31,				At December 31,
		2025		2024		2025		2024

Subscribed and paid-in capital	Ps.	4,677	Ps.	4,677	Ps.	4,677	Ps.	4,677
Reserves and retained earnings		5,242,618		4,996,740		5,477,955		5,253,452
Other comprehensive income		(52,984)		53,594		152,485		209,136
Net income for the period		533,656		494,992		574,590		473,554
Non-controlling interests		—		—		19,155		16,902
Deductions:
Unconsolidated financial sector investments		—		—		—		—
Goodwill and other intangibles		(761,334)		(693,741)		(726,124)		(651,630)
Deferred tax assets		(235,063)		(233,646)		—		—
Other		(2,747)		(2,743)		(2,747)		(2,743)
CET1	Ps.	4,728,823	Ps.	4,619,873	Ps.	5,499,991	Ps.	5,303,348
Hybrid instruments recognized as additional primary capital		—		—		—		—
Other		—		—		—		—
AT1		—		—		—		—
Tier I	Ps.	4,728,823	Ps.	4,619,873	Ps.	5,499,991	Ps.	5,303,348
		—		—		—		—
Subordinated instruments		1,075,171		1,357,700		1,075,171		1,357,700
Plus/minus others		38,417		30,716		—		—
Tier II capital	Ps.	1,113,588	Ps.	1,388,416	Ps.	1,075,171	Ps.	1,357,700
Other deductions from technical capital		—		—		—		—
Technical capital	Ps.	5,842,411	Ps.	6,008,289	Ps.	6,575,163	Ps.	6,661,048
Risk-weighted assets		41,765,590		40,395,605		45,511,052		44,446,464
Market risk		109,891		339,369		152,513		381,971
Market risk exposure (1)		1,221,006		3,770,764		1,694,594		4,244,121
Operational risk		337,993		282,931		337,127		283,565
Operational risk exposure (1)		3,755,476		3,143,676		3,745,856		3,150,726
Risk-weighted assets including regulatory market risk and operational risk	Ps.	46,742,072	Ps.	47,310,045	Ps.	50,951,502	Ps.	51,841,311
CET1 solvency ratio		10.12%		9.77%		10.79%		10.23%
AT1 contribution to solvency ratio		0.00%		0.00%		0.00%		0.00%
Tier 1 capital solvency ratio		10.12%		9.77%		10.79%		10.23%
Tier II contribution to solvency ratio		2.38%		2.93%		2.11%		2.62%
Total solvency ratio (2)		12.50%		12.70%		12.90%		12.85%

Capital measure	Ps.	4,728,823	Ps.	4,619,873	Ps.	5,499,992	Ps.	5,303,348
Exposure measure		81,723,618		75,193,855		87,702,312		81,253,921
Leverage ratio		5.79%		6.14%		6.27%		6.53%

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Banco Comercial AV Villas S.A.

		Separate basis
		At December 31,
		2025		2024

Subscribed and paid-in capital	Ps.	22,297	Ps.	22,297
Reserves and retained earnings		1,482,139		1,545,974
Other comprehensive income		74,778		123,694
Net income for the period		(52,600)		(116,277)
Non-controlling interests		—		—
Deductions:
Unconsolidated financial sector investments		—		—
Goodwill and other intangibles		(241,826)		(194,924)
Deferred tax assets		(1,817)		(10,420)
Other		(44,359)		(116,928)
CET1	Ps.	1,238,612	Ps.	1,253,416
Hybrid instruments recognized as additional primary capital		—		—
Other		176		176
AT1	Ps.	176	Ps.	176
Tier I	Ps.	1,238,788	Ps.	1,253,592

Subordinated instruments		200,000		150,000
Plus/minus others		37,373		31,568
Tier II capital	Ps.	237,373	Ps.	181,568
Other deductions from technical capital		—		—
Technical capital	Ps.	1,476,161	Ps.	1,435,160
Risk-weighted assets		11,391,828		10,473,834
Market risk		15,658		22,567
Market risk exposure (1)		173,975		250,741
Operational risk		121,116		102,999
Operational risk exposure (1)		1,345,735		1,144,438
Risk-weighted assets including regulatory market risk and operational risk	Ps.	12,911,538	Ps.	11,869,013
CET1 solvency ratio		9.59%		10.56%
AT1 contribution to solvency ratio		0.00%		0.00%
Tier 1 capital solvency ratio		9.59%		10.56%
Tier II contribution to solvency ratio		1.84%		1.53%
Total solvency ratio (2)		11.43%		12.09%

Capital measure	Ps.	1,238,788	Ps.	1,253,592
Exposure measure		22,081,029		19,170,558
Leverage ratio		5.61%		6.54%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Banco Popular S.A.

		Separate basis				Consolidated basis
		At December 31,				At December 31,
		2025		2024		2025		2024

Subscribed and paid-in capital	Ps.	78,861	Ps.	77,253	Ps.	78,861	Ps.	77,253
Reserves and retained earnings		2,310,223		2,496,783		2,272,386		2,546,400
Other comprehensive income		113,637		82,992		303,895		251,899
Net income for the period		15,078		(226,699)		49,174		(314,876)
Non-controlling interests		—		—		7,280,592		6,866,755
Deductions:
Unconsolidated financial sector investments		—		—		—		—
Goodwill and other intangibles		(416,309)		(390,836)		(477,807)		(460,169)
Deferred tax assets		—		—		—		—
Other		(96,364)		(94,690)		(96,372)		(94,690)
CET1	Ps.	2,005,126	Ps.	1,944,803	Ps.	9,410,730	Ps.	8,872,572
Hybrid instruments recognized as additional primary capital		—		—		—		—
Other		—		—		—		—
AT1		—		—		—		—
Tier I	Ps.	2,005,126	Ps.	1,944,803	Ps.	9,410,730	Ps.	8,872,572

Subordinated instruments		362,384		319,316		112,384		69,316
Plus/minus others		9,421		15,349		—		—
Tier II capital	Ps.	371,805	Ps.	334,665	Ps.	112,384	Ps.	69,316
Other deductions from technical capital		—		—		(24,232)		(41,551)
Technical capital	Ps.	2,376,931	Ps.	2,279,467	Ps.	9,498,882	Ps.	8,900,337
Risk-weighted assets		16,991,036		17,069,637		37,420,685		37,339,994
Market risk		12,786		16,967		304,481		291,145
Market risk exposure (1)		142,064		188,523		3,383,123		3,234,940
Operational risk		148,169		144,415		358,587		414,441
Operational risk exposure (1)		1,646,317		1,604,616		3,984,300		4,604,901
Risk-weighted assets including regulatory market risk and operational risk		18,779,417		18,862,775		44,788,108		45,179,835
CET1 solvency ratio		10.68%		10.31%		21.01%		19.64%
AT1 contribution to solvency ratio		0.00%		0.00%		0.00%		0.00%
Tier 1 capital solvency ratio		10.68%		10.31%		21.01%		19.64%
Tier II contribution to solvency ratio		1.98%		1.77%		0.25%		0.15%
Total solvency ratio (2)		12.66%		12.08%		21.21%		19.70%

Capital measure	Ps.	2,005,126	Ps.	1,944,803	Ps.	9,410,730	Ps.	8,872,572
Exposure measure		31,641,203		29,036,941		59,643,311		55,602,943
Leverage ratio		6.34%		6.70%		15.78%		15.96%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Corficolombiana S.A.

		Separate basis
		At December 31,
		2025		2024

Subscribed and paid-in capital	Ps.	3,464	Ps.	3,464
Reserves and retained earnings		12,318,266		12,016,888
Other comprehensive income		122,538		(12,237)
Net income for the period		514,748		327,654
Non-controlling interests		—		—
Deductions:		—		—
Unconsolidated financial sector investments		—		—
Goodwill and other intangibles		(100,348)		(104,519)
Deferred tax assets		—		—
Other		(1,611)		(1,512)
CET1	Ps.	12,857,057	Ps.	12,229,738
Hybrid instruments recognized as additional primary capital		—		—
Other		192		192
AT1	Ps.	192	Ps.	192
Tier I	Ps.	12,857,249	Ps.	12,229,930
		—		—
Subordinated instruments		—		—
Plus/minus others		—		—
Tier II capital	Ps.	—	Ps.	—
Other deductions from technical capital		(24,232)		(41,551)
Technical capital	Ps.	12,833,017	Ps.	12,188,379
Risk-weighted assets		21,097,041		20,630,956
Market risk		294,820		320,096
Market risk exposure (1)		3,275,783		3,556,617
Operational risk		205,781		271,948
Operational risk exposure (1)		2,286,453		3,021,644
Risk-weighted assets including regulatory market risk and operational risk	Ps.	26,659,277	Ps.	27,209,217
CET1 solvency ratio		48.23%		44.95%
AT1 contribution to solvency ratio		0.00%		0.00%
Tier 1 capital solvency ratio		48.23%		44.95%
Tier II contribution to solvency ratio		0.00%		0.00%
Total solvency ratio (2)		48.14%		44.80%

Capital measure	Ps.	12,857,250	Ps.	12,229,930
Exposure measure		29,017,318		27,239,441
Leverage ratio		44.31%		44.90%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Porvenir S.A.

		Separate basis
		At December 31,
		2025		2024

		(in Ps)
Subscribed and paid-in capital	Ps.	109,211	Ps.	109,211
Reserves and retained earnings		2,870,070		2,543,792
Other comprehensive income		(29,084)		(19,698)
Net income for the period		701,905		652,600
Non-controlling interests		—		—
Deductions:		—		—
Unconsolidated financial sector investments		—		—
Goodwill and other intangibles		(405,131)		(381,208)
Deferred tax assets		(33,661)		(25,646)
Others		(53,826)		(53,826)
Primary capital	Ps.	3,159,484	Ps.	2,825,225

Unrealized gains/losses on securities available for sale		—		—
Secondary capital (Tier II)	Ps.	—	Ps.	—

Deductions:
Value of the stabilization reserve		(2,607,155)		(2,269,084)
Technical capital	Ps.	552,328	Ps.	556,140
Risk-weighted assets		693,323		671,894
Market risk		4,352		3,832
Market risk exposure (1)		48,361		42,577
Operational risk		137,330		121,454
Operational risk exposure (1)		1,525,884		1,349,490
Risk-weighted assets including regulatory market risk and operational risk	Ps.	2,267,568	Ps.	2,063,961
Solvency ratio (2)		24.36%		26.95%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Aval Fiduciaria

		Separate basis
		At December 31,
		2025		2024

		(in Ps)
Subscribed and paid-in capital	Ps.	31,384	Ps.	31,384
Reserves and retained earnings		19,951		19,951
Other comprehensive income		(7,471)		(7,381)
Net income for the period		16,367		12,926
Non-controlling interests		—		—
Deductions:
Unconsolidated financial sector investments		—		—
Goodwill and other intangibles		(24,256)		(20,156)
Deferred tax assets		(3,895)		(3,844)
Other		—		—
Primary capital	Ps.	32,080	Ps.	32,880

Subordinated instruments		—		—
Unrealized gains/losses on securities available for sale(1)		—		—
Secondary capital (Tier II)	Ps.	—	Ps.	—

Deductions:
Value of the stabilization reserve		—		—
Other deductions from regulatory capital		—		—
Regulatory capital	Ps.	32,080	Ps.	32,880
Risk-weighted assets		28,679		30,098
Market risk		478		717
Market risk exposure(1)		5,315		7,967
Operational risk		14,591		12,889
Operational risk exposure(1)		162,123		143,206
Risk-weighted assets including regulatory market risk and operational risk	Ps.	196,117	Ps.	181,271
Solvency ratio(2)		16.36%		18.14%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by specific weightings as defined the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Aval Casa de Bolsa

		Separate basis
		At December 31,
		2025		2024

		(in Ps)
Subscribed and paid-in capital	Ps.	15,580	Ps.	15,580
Reserves and retained earnings		36,277		36,227
Other comprehensive income		(2,909)		(2,944)
Net income for the period		10,915		829
Non-controlling interests		—		—
Deductions:		—		—
Unconsolidated financial sector investments		—		—
Goodwill and other intangibles		(2,565)		(3,513)
Deferred tax assets		—		—
Other		—		—
Primary capital	Ps.	57,298	Ps.	46,179

Subordinated instruments		—		—
Unrealized gains/losses on securities available for sale(1)		—		—
Secondary capital (Tier II)	Ps.	—	Ps.	—

Deductions:
Value of the stabilization reserve		—		—
Other deductions from regulatory capital		—		—
Regulatory capital	Ps.	57,298	Ps.	46,179
Risk-weighted assets		22,752		13,638
Market risk		5,709		6,790
Market risk exposure(1)		63,428		75,444
Operational risk		2,761		3,120
Operational risk exposure(1)		30,682		34,667
Risk-weighted assets including regulatory market risk and operational risk	Ps.	116,862	Ps.	123,749
Solvency ratio(2)		49.03%		37.32%
(1)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. Regulatory operational risk consists of operational risk multiplied by specific weightings as defined the Superintendency of Finance.
(2)	Solvency ratio is calculated as regulatory capital to risk-weighted assets, including regulatory value at risk and regulatory operational risk.

NOTE 5 – ESTIMATION OF FAIR VALUE

The fair value of the financial assets and liabilities traded in active markets (such as financial assets in debt securities, equity securities and derivatives actively listed in stock exchanges or interbank markets) is based on dirty prices supplied by a price vendor. A dirty price includes accrued unpaid interest on the security, from the date of issuance or last payment of interest, up to the date at which the security is valued.

An active market is a market where transactions for assets or liabilities are carried out with sufficient frequency and volume in order to provide price information on an ongoing basis. A “dirty” price is one that includes accrued and outstanding interest on the security, from the date of issue or last interest payment to the date of completion of the sale. The fair value of financial assets and liabilities that are not traded in an active market is determined through appraisal techniques determined by the price supplier or by the management of Grupo Aval’s entities. Appraisal techniques used for non-standardized financial instruments such as options, foreign exchange swaps and derivatives of the over-the-counter market, which include the use of interest rate or currency assessment curves built by providers and extrapolated to the specific conditions of the instrument being appraised, discounted cash flow analysis, options pricing models and other valuation techniques commonly used by market participants who rely mostly on market data and the least possible on specific data of entities.

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

For the years ended December 31, 2025, 2024 and 2023

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

If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, this measurement is classified as Level 3. The assessment of the importance of a particular input to the measurement of fair value in whole requires judgment, taking into consideration specific factors of the asset or liability.

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

The following table presents an analysis, within the hierarchy of fair value, of Grupo Aval´s assets and liabilities (by class), measured at fair value as of December 31, 2025 and 2024, on a recurring basis.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

December 31, 2025

	Level 1		Level 2		Level 3		Total
Assets (1)

Trading investments
Securities issued or secured by Colombian Government	Ps.	14,958,413	Ps.	859,429	Ps.	—	Ps.	15,817,842
Securities issued or secured by other Colombian Government entities		—		213,079		—		213,079
Securities issued or secured by foreign Governments		245,439		247,237		—		492,676
Securities issued or secured by other financial entities		—		862,772		169,798		1,032,570
Securities issued or secured by non-financial sector entities		—		1,939		—		1,939
Others		—		24,738		—		24,738
Total trading investments	Ps.	15,203,852	Ps.	2,209,194	Ps.	169,798	Ps.	17,582,844
Investments in debt securities at fair value through profit or loss
Others		—		—		—		—
Total investments in debt securities at fair value through profit or loss	Ps.	15,203,852	Ps.	2,209,194	Ps.	169,798	Ps.	17,582,844
Investments in debt securities at fair value through OCI
Securities issued or secured by Colombian Government	Ps.	18,992,124	Ps.	5,610,575	Ps.	—	Ps.	24,602,699
Securities issued or secured by other Colombian Government entities		46,411	Ps.	459,840	Ps.	—		506,251
Securities issued or secured by foreign Governments		72,711		1,261,975		—		1,334,686
Securities issued or secured by other financial entities		—		1,753,545		—		1,753,545
Securities issued or secured by non-financial sector entities		—		22,617		—		22,617
Others		—		236,158		—		236,158
Total investments in debt securities at fair value through OCI	Ps.	19,111,246	Ps.	9,344,710	Ps.	—	Ps.	28,455,956
Total investments in debt securities	Ps.	34,315,098	Ps.	11,553,904	Ps.	169,798	Ps.	46,038,800

Equity securities
Trading equity securities	Ps.	15,284	Ps.	5,177,030	Ps.	4,105,412	Ps.	9,297,726
Investments in equity through OCI		1,458,576		108		140,795		1,599,479
Total equity securities	Ps.	1,473,860	Ps.	5,177,138	Ps.	4,246,207	Ps.	10,897,205

Held for trading derivatives
Currency forward	Ps.	—	Ps.	1,047,383	Ps.	—	Ps.	1,047,383
Debt securities forward		—		310,987		—		310,987
Interest rate swap		26,628		754,819		—		781,447
Currency swap		—		25,468		—		25,468
Currency options		—		51,736		—		51,736
Total held for trading derivatives	Ps.	26,628	Ps.	2,190,393	Ps.	—	Ps.	2,217,021
Hedging derivatives
Currency forward		—		637		—		637
Interest rate swap		23,472		212,449		—		235,921
Total hedging derivatives	Ps.	23,472	Ps.	213,086	Ps.	—	Ps.	236,558
Other account receivables
Financial assets in concession contracts (2)		—		—		2,635,437		2,635,437
Total other account receivables designated at fair value	Ps.	—	Ps.	—	Ps.	2,635,437	Ps.	2,635,437
Non- financial assets
Biological assets		—		—		235,409		235,409
Investment properties		—		703,818		179,161		882,979
Total non- financial assets	Ps.	—	Ps.	703,818	Ps.	414,570	Ps.	1,118,388
Total assets at fair value on recurring basis	Ps.	35,839,058	Ps.	19,838,339	Ps.	7,466,012	Ps.	63,143,409

Liabilities
Trading derivatives
Currency forward	Ps.	—	Ps.	991,647	Ps.	—	Ps.	991,647
Debt securities forward		—		38,858		—		38,858
Interest rate swap		35,179		797,291		—		832,470
Currency swap		—		36,441		—		36,441
Currency options		—		52,023		—		52,023
Total trading derivatives	Ps.	35,179	Ps.	1,916,260	Ps.	—	Ps.	1,951,439

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
Hedging derivatives
Currency forward	Ps.	—	Ps.	9,741	Ps.	—	Ps.	9,741
Interest rate swap		—		25,101		—		25,101
Total hedging derivatives	Ps.	—	Ps.	34,842	Ps.	—	Ps.	34,842
Total liabilities at fair value on recurring basis	Ps.	35,179	Ps.	1,951,102	Ps.	—	Ps.	1,986,281

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) See Note 12.1 “Financial assets in concession arrangements”.

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

For the years ended December 31, 2025, 2024 and 2023

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

	December 31, 2025
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	7,127,460	Ps.	—	Ps.	—	Ps.	7,127,460
Securities issued or secured by other financial entities		—		3,076		—		3,076
	Ps.	7,127,460	Ps.	3,076	Ps.	—	Ps.	7,130,536

Pledged as collateral to special entities such as CRCC, BR and BVC (1)
Securities issued or secured by Colombian Government	Ps.	1,570,315	Ps.	1,745	Ps.	—	Ps.	1,572,060
	Ps.	1,570,315	Ps.	1,745	Ps.	—	Ps.	1,572,060
	Ps.	8,697,775	Ps.	4,821	Ps.	—	Ps.	8,702,596

(1)  Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

	December 31, 2024
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	5,270,000	Ps.	—	Ps.	—	Ps.	5,270,000
Securities issued or secured by other financial entities		—		2,055		—		2,055
	Ps.	5,270,000	Ps.	2,055	Ps.	—	Ps.	5,272,055

Pledged as collateral to special entities such as CRCC, BR and BVC (1)
Securities issued or secured by Colombian Government	Ps.	1,179,027	Ps.	—	Ps.	—	Ps.	1,179,027
	Ps.	1,179,027	Ps.	—	Ps.	—	Ps.	1,179,027

Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government	Ps.	1,193	Ps.	—	Ps.	—	Ps.	1,193
	Ps.	1,193	Ps.	—	Ps.	—	Ps.	1,193
	Ps.	6,450,220	Ps.	2,055	Ps.	—	Ps.	6,452,275

(1)  Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

5.1.2 Investment in debt at FVOCI securities pledged as collateral

The following is a list of debt securities at FVOCI that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks.

	December 31, 2025
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	6,942,359	Ps.	921,396	Ps.	—	Ps.	7,863,755
Securities issued or secured by other Colombian Government entities		15,470		6,987		—		22,457
Others		—		122,040		—		122,040
	Ps.	6,957,829	Ps.	1,050,423	Ps.	—	Ps.	8,008,252
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government	Ps.	—	Ps.	9,331	Ps.	—	Ps.	9,331
	Ps.	—	Ps.	9,331	Ps.	—	Ps.	9,331
Pledged as collateral to special entities such as CRCC, BR and BVC (1)
Securities issued or secured by Colombian Government	Ps.	2,386,077	Ps.	71,398	Ps.	—	Ps.	2,457,475
	Ps.	2,386,077	Ps.	71,398	Ps.	—	Ps.	2,457,475
	Ps.	9,343,906	Ps.	1,131,152	Ps.	—	Ps.	10,475,058

(1) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

	December 31, 2024
	Level 1		Level 2		Level 3		Total
Pledged as collateral in money market operations
Securities issued or secured by Colombian Government	Ps.	7,353,270	Ps.	760,242	Ps.	—	Ps.	8,113,512
Securities issued or secured by other Colombian Government entities		17,418		6,842		—		24,260
Securities issued or secured by other financial entities		—		37,767		—		37,767
Securities issued or secured by foreign Governments		862,930		332,741		—		1,195,671
Securities issued or secured by central banks		—		18,670		—		18,670
Others		—		164,308		—		164,308
	Ps.	8,233,618	Ps.	1,320,570	Ps.	—	Ps.	9,554,188
Pledged as collateral to special entities such as CRCC, BR and BVC (1)
Securities issued or secured by Colombian Government	Ps.	423,117	Ps.	213,290	Ps.	—	Ps.	636,407
	Ps.	423,117	Ps.	213,290	Ps.	—	Ps.	636,407
	Ps.	8,656,735	Ps.	1,533,860	Ps.	—	Ps.	10,190,595

(1) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

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

The following table presents Grupo Aval’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2025 and 2024 at fair value less cost of sale:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
December 31, 2025
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	416,065	Ps.	416,065
Assets of disposal group held for sale (1)		—		—		18,199,621		18,199,621
Non- current assets held for sale		—		—		56,992		56,992
	Ps.	—	Ps.	—	Ps.	18,672,678	Ps.	18,672,678

	Level 1		Level 2		Level 3		Total
December 31, 2024
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	1,795,616	Ps.	1,795,616
Non- current assets held for sale		—		—		105,214		105,214
	Ps.	—	Ps.	—	Ps.	1,900,830	Ps.	1,900,830

	Level 1		Level 2		Level 3		Total
December 31, 2025
Liabilities of disposal group held for sale (1)	Ps.	—	Ps.	—	Ps.	16,459,367	Ps.	16,459,367
	Ps.	—	Ps.	—	Ps.	16,459,367	Ps.	16,459,367

(1) See note 13.A., "Assets and liabilities classified as held for sale of Multi Financial Group".

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

ASSETS AND LIABILITIES	Valuation technique Level 2	Significant inputs
Investments in debt securities at fair value
In Colombian Pesos
Securities issued or secured by the Colombian Government	Income approach Market approach	Theoretical price / estimated price(1) Average price / market price(2)
Securities issued or secured by other Colombian Government entities Securities issued or secured by other financial entities Securities issued or secured by non-financial sector entities Others	Income approach	Theoretical price / estimated price(1) Yield and margin
In Foreign Currency
Securities issued or secured by the Colombian Government Securities issued or secured by non-financial sector entities Others	Market approach	Average price / market price(2)
Securities issued or secured by foreign Governments	Income approach Market approach	Market price(2)
Securities issued or secured by other financial entities	Income approach Market approach	Theoretical price / estimated price(1) Market price(2)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

Discounted cash flow
FWD points, discount rates of different currencies and Spot exchange rates

FWD points, discount rates of different currencies and Spot exchange rates
Representative Market Rate (RMR) and Curves

Debt securities forward	Income approach Market approach	Discounted cash flow Representative Market Rate (RMR) and Curves
Interest rate swap Cross currency swap	Income approach Market approach	Discounted cash flow Discounted cash flow and discount rates of different currencies Representative Market Rate (RMR) and Curves
Currency options	Income approach Market approach	Discounted cash flow Black&Sholes&Merton model Representative Market Rate (RMR) and Curves
Hedging derivatives
Currency forward	Income approach	Discounted cash flow
Interest rate swap Cross currency swap	Income approach Market approach	Discounted cash flow FWD points, discount rates of different currencies and Spot exchange rates Discounted cash flow and discount rates of different currencies Representative Market Rate (RMR) and Curves

(1)	Estimated Price: A valuation model based on information obtained from a price vendor when it is not able to supply quoted prices (unadjusted) for each security. This model is the basis for the construction of the valuation margin of the securities that is represented on the assigned curve or reference rate. This margin remains constant on the assigned curve or reference rate when calculating the theoretical valuation price.
(2)	Quoted market prices (i.e. obtained from price vendors).

The following table provides information about valuation techniques and significant unobservable inputs when measuring Level 3 assets and liabilities at recurring fair value.

ASSETS	Valuation technique Level 3	Significant unobservable inputs
Investments in debt securities at fair value
In Foreign Currency
Securities issued or secured by other financial entities	Income approach	Theoretical price / estimated price
Equity securities
Investments in equity securities(1.1)	Discount Rate Adjusted Present Value Comparable Multiples	- Income - Discount interest rates - Gradient - Perpetuity Gradient - Multiple of EBITDA
Investments in equity instruments through profit or loss - Nexus and Pactia (1.2)	Market Value (square meter) Initial capitalization ratio	Market Value (square meter) Initial capitalization ratio

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

ASSETS	Valuation technique Level 3	Significant unobservable inputs
	Market Income Cash Flow Discount Rate	Market Income Cash Flow Discount Rate
Other financial assets
Assets under concession contracts	Discounted cash flow

- Free-cash flow from concession contracts
- Concession contract’s maturity period
- Perpetuity value of the year “n” free-cash flow
- Present value of the discounted residual value at Weighted Average Cost of Capital ("WACC").

The detail of valuation process for financial assets in concession arrangements are outlined in (2)

Non-financial assets
Biological assets	Discounted cash flow	The processes used to collect data and determine the fair value of biological assets are described in (3)
Investment properties	Market Value Market Income Cost approach	- Market Value - Market Income - Cost approach (4)

(1.1)     Valuation of equity securities and investment funds Level 3

Investments with fair value hierarchy level 3 have significant unobservable inputs. Level 3 instruments include investments in equity instruments, which are not quoted on any stock exchange. Given that observable prices are not available for these securities, Grupo Aval hires suppliers who are experts in valuation techniques to obtain fair value.

The following table includes a sensitivity analysis of main equity securities amounting to Ps. 80,053 as of December 31, 2025 classified at FVOCI level 3.

		Favorable		Unfavorable
Methods and Variables	Variation	impact		impact
Comparable multiples / Recent transaction price
EBITDA Number of times	+/-1%	Ps.	583	Ps.	(583)
Adjusted discounted cash flow
Perpetuity gradient	+/- 100pb		2,008		(1,488)
Income	+/- 100pb		322		(286)
Discount interest rates	+/- 100pb		69		(70)
	+/- 50pb		74		(37)
		Ps.	3,056	Ps.	(2,464)

The following table includes a sensitivity analysis of main equity securities amounting to Ps. 61,197 as of December 31, 2024 classified at FVOCI level 3

		Favorable		Unfavorable
Methods and Variables	Variation	impact		impact
Comparable multiples / Recent transaction price
EBITDA Number of times	+/-1%	Ps.	434	Ps.	(434)
Adjusted discounted cash flow
Perpetuity gradient	+/- 50 pb		38		—
Income	+/- 100pb		320		(282)
Discount interest rates	+/- 50 pb		336		(330)
		Ps.	1,128	Ps.	(1,046)

(1.2)     Valuation of equity instruments through profit or loss

The fair value of real state capital funds investments classified in level 3 have significant unobservable inputs. These Level 3 instruments include primarily investments in equity instruments, which are not publicly traded. In other cases, such as the Nexus and Pactia, the investments are valued using their unit value (Commercial appraisal). Given that observable prices are not available for these investments, the Contract Manager uses valuation techniques to obtain the fair value.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

The following table presents the variables of the model used to calculate the sensitivity analysis, which is calculated taking as a reference the market value resulting from the valuation of the Group's properties, the Group's takes the calculation of two impacts cataloged as scenarios:

	Scenario 1 (1)	Scenario 2 (2)
Sensitivity calculation variables:
Market value (square meter)	+10%	-10%
Market income	+10%	-10%
Initial capitalization rate	+50 bp	-50 bp
Cash flow discount rate	+50 bp	-50 bp

(1) Contemplates the calculation taking the increase of the variables.

(2) Contemplates the calculation taking the decrease of the variables.

The following table includes a sensitivity analysis of main equity securities amounting Ps. 4,086,202 in:

Nexus Real Estate Capital Funds (Nexus)

Includes investments in the Nexus Real Estate Capital Funds as of December 31, 2025, Ps.3,717,262 classified at FVTPL level 3:

	Scenario 1 (1)		Scenario 2 (1)
Sensitivity impacts	Ps.	47,056	Ps.	(76,273)
	Ps.	47,056	Ps.	(76,273)

(1) For the year 2025, there are some appraisal reports whose input is level 2, while the total compartment for the Nexus private real estate fund is classified by Grupo

Aval as level 3; therefore, the analysis corresponds solely to the sensitivity of the underlying assets with level 3 valuation.

Includes investments in the Nexus Real Estate Capital Funds as of December 31, 2024, Ps.2,772,165 classified at FVTPL level 3:

	Scenario 1		Scenario 2
Sensitivity impacts	Ps.	65,955	Ps.	(97,147)
	Ps.	65,955	Ps.	(97,147)

Private Equity Fund Pactia Inmobiliario (Pactia)

The following table includes a sensitivity analysis for the Private Equity Fund Pactia Inmobiliario as of December 31, 2025, for Ps. 368,940, classified at FVTPL level 3:

	Scenario 1 (1)		Scenario 2 (1)
Sensitivity impacts	Ps.	145,958	Ps.	(130,982)
	Ps.	145,958	Ps.	(130,982)

(1) The impact of the scenarios corresponds to 100% of the valuation sample in which each entity of the Group has a percentage of participation of: Banco Bogotá

6.29%, Banco Popular 4.53%, Banco de Occidente 2.48% and Banco AV Villas 0.66%.

The following table includes a sensitivity analysis for the Private Equity Fund Pactia Inmobiliario as of December 31, 2024, for Ps. 327,688 (1), classified at FVTPL level 3:

	Scenario 1 (2)		Scenario 2 (2)
Sensitivity impacts	Ps.	3,816	Ps.	(6,294)
	Ps.	3,816	Ps.	(6,294)

(1) Includes opening balance as of October 29, 2024, of Ps. 324,220 and valued of Ps. 3,468.

(2) The impact of the scenarios corresponds to 100% of the valuation sample in which each entity of the Group has a percentage of participation of: Banco Bogotá

6.24%, Banco Popular 4.49%, Banco de Occidente 2.46% and Banco AV Villas 0.65%.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

(2)     Valuation of financial assets under Gas and Energy concession arrangement rights

Promigas and subsidiaries, designated the financial assets under concession contracts at fair value, the method used to estimate it is discounted cash flows.

The assumptions and inputs used in the calculation of the financial asset estimate were:

●	The expiration date of each concession contract.
●	The proportion of the expiry period left of each of the concession contracts in force.
●	Operational cash flows (only) of the assets under concession.

The components of the calculations are the following:

●	Free cash flow generated solely by assets under concession.
●	Expiry period of the concession.
●	Amount in - perpetuity of the Free Cash Flow (FCF) of the year, estimated factoring in a growth in the residual amount between 1% and 3% each year.
●	Current amount of the residual amount Weighted Average Cost of Capital (WACC (*)), between 8.44% and 8.67% each year.

(*) Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each entity, updated annually. The following variables were used for determining the WACC:

●	Beta unlevered USA (Oil/Gas Distribution): Damodaran. (Unlevered Beta 0.63, average 2020-2024)
●	Risk Free Rate, Source: Geometric Average 1928-2024 of American bonds “T-Bonds”.
●	Market Return, Source: Geometric Average 1928-2024 Damodaran “Stocks” USA.
●	Market Premium: Market Return – Risk Free Rate
●	Country Risk Premium: Average last 5 years EMBI (Difference between 10-year Colombian sovereign bonds and 10 years “T-Bonds”). Damodaran.
●	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Sensitivity analysis

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to Government entities at the expiration date of the contracts. The value of the financial asset at December 31, 2025 is Ps. 2,635,437 and Ps. 4,181,835 at 2024, the sensitivity analysis shows their increase or decrease.

	December 31, 2025				December 31, 2024
Variable	+100 bps		-100 bps		+100 bps		-100 bps
WACC	Ps.	(688,849)	Ps.	1,057,443	Ps.	(927,375)	Ps.	1,416,415
Perpetuity growth rate (1)		598,455		(417,801)		888,065		(617,439)

(1) Perpetuity growth rate in the case of concessions with renewal clauses that are highly likely to be exercised.

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

1.     Biological assets growing in rubber crops:

The price of natural rubber used to calculate the 2026-2028 cash flows was forecasted based on the average of the last 3 years of the Technically Specified Rubber (TSR20) per ton January 2023 Ps.0.46 (US$ 1,730/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually based on the expected US inflation rate.

2.     Biological assets growing in African palm crops:

The price of African palm oil (US$ per ton) used to calculate the 2026-2027 cash flows was forecasted based on the average price of palm oil since January 2024 Ps. 0.30 (US$ 1,141.0/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually with the expected US inflation rate.

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

The following table includes a sensitivity analysis for the investment properties as of December 31, 2025, for Ps. 179,161, classified at FVTPL level 3:

		Scenario 1		Scenario 2
Sensitivity impacts	Ps.	8,950	Ps.	(9,177)
	Ps.	8,950	Ps.	(9,177)

5.4     Transfers between level 1, level 2 and level 3 of the fair value hierarchy

Investments in debt securities

The following table summarizes the transfer between fair value levels 1, 2 and 3 as of December 31, 2025. In general, transfers between Levels in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

	Investments in debt						Investments in debt
	securities at FVTPL						securities at FVOCI
	Transfers between:						Transfers between:
	Level 2 to 1		Level 1 to 2		Level 3 to 2		Level 2 to 1		Level 1 to 2		Level 3 to 2
Securities issued or secured by Colombian Government	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	161,788	Ps.	—
	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	161,788	Ps.	—

The following table summarizes the transfer between fair value levels 1, 2 and 3 as of December 31, 2024. In general, transfers between Levels in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Investments in debt						Investments in debt
	securities at FVTPL						securities at FVOCI
	Transfers between:						Transfers between:
	Level 2 to 1		Level 1 to 2		Level 3 to 2		Level 2 to 1		Level 1 to 2		Level 3 to 2
Securities issued or secured by Colombian Government	Ps.	—	Ps.	99	Ps.	—	Ps.	—	Ps.	1,318,769	Ps.	—
	Ps.	—	Ps.	99	Ps.	—	Ps.	—	Ps.	1,318,769	Ps.	—

Investment properties

The following table summarizes the transfer between levels 1, 2, and 3 of fair value as of December 31, 2025. In general, transfers between levels are due to observable data in appraisals, which allowed FVTPL to be classified in level 2.

	Investment properties
	at FVTPL
	Transfers between:
	Level 2 to 1		Level 1 to 2		Level 3 to 2
Investment properties	Ps.	—	Ps.	—	Ps.	696,084
	Ps.	—	Ps.	—	Ps.	696,084

5.5     Reconciliation Level 3 of the fair value hierarchy

The reconciliation from the opening balances to the closing balances for the fair value measurements categorized within Level 3 is shown in the following table:

	Financial assets				Financial assets in
	in debt		Equity		concession		Biological		Investment
	securities		instruments		arrangements		assets		properties
January 1, 2023	Ps.	1,383	Ps.	2,302,280	Ps.	3,507,231	Ps.	212,630	Ps.	880,963
Changes in fair value recognized in profit or loss (1)		506		221,926		323,685		18,601		92,607
Changes in fair value recognized in OCI		—		39,566		—		—		557
Transfers to/from non-current assets held for sale		—		—		—		—		95,593
Reclassifications		—		—		—		—		(4,160)
Effect of movements in exchange rates		—		—		—		—		(7,079)
Additions		—		830,718		—		26,118		56,307
Sales / redemptions		—		(606,614)		—		(26,677)		(200,670)
Discontinued operations (2)		—		(17,650)		—		—		(7,649)
December 31, 2023	Ps.	1,889	Ps.	2,770,226	Ps.	3,830,916	Ps.	230,672	Ps.	906,469
Changes in fair value recognized in profit or loss (1)		(464)		211,414		350,919		7,589		36,705
Changes in fair value recognized in OCI		—		(6,819)		—		—		16,935
Transfers to/from non-current assets held for sale		—		—		—		—		22,370
Reclassifications		—		—		—		—		32,470
Effect of movements in exchange rates		—		—		—		—		6,966
Additions		—	(3)	326,096		—		26,572		37,859
Sales / redemptions		—	(4)	(1,199)		—		(26,494)		(85,975)
Discontinued operations (2)		—		13,259		—		—		(864)
December 31, 2024	Ps.	1,425	Ps.	3,312,977	Ps.	4,181,835	Ps.	238,339	Ps.	972,935
Changes in fair value recognized in profit or loss (1)		729		429,160		623,163		3,396		4,905
Changes in fair value recognized in OCI		—		22,076		—		—		(1,915)
Execution of the conversion option of the BOCEA into shares (5)		(1,425)		—		—		—		—
Net effect from concession termination (6)		—		—		(2,169,561)		—		6,675
Transfers to/from non-current assets held for sale		—		—		—		—		19,388
Effect of movements in exchange rates		—		—		—		—		(5,946)
Additions		169,069	(3)	569,789		—		27,222		4,721
Sales / redemptions		—		—		—		(33,548)		(129,377)
Transfer from level 2 to level 3		—		28		—		—		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Financial assets				Financial assets in
	in debt		Equity		concession		Biological		Investment
	securities		instruments		arrangements		assets		properties
Transfers from level 3 to level 2 (7)		—		—		—		—		(696,084)
Discontinued operations (2)		—		—		—		—		3,908
Reclassification MFG operation (8)		—		(87,823)		—		—		(49)
December 31, 2025	Ps.	169,798	Ps.	4,246,207	Ps.	2,635,437	Ps.	235,409	Ps.	179,161

(1) Included in a) debt and equity securities in “Net trading income” – “Trading investment income” line; b) financial assets in concession arrangements in “Net income from other financial instruments mandatorily at fair value through profit or loss” line; c) Biological assets in “Income from sales of goods and services” line, and d) Investment properties mainly in “Other income” line.

(2) See note 13B., "Discontinued operation related to Multi Financial Group".

(3) In 2024, the increase is mainly due to the transfer of assets to the Pactia Real Estate Private Equity Fund. For 2025, it is mainly due to increases in the Nexus Private Real Estate Fund by Hoteles Estelar S.A and the investment of Banco de Occidente in the Credicorp PAF private equity fund.

(4)  Corresponds to the sale of the shareholding of Grupo Zona Franca Bogotá of Banco de Bogotá for Ps. 1,199.

(5) Corresponds to the BOCEA issued by Titularizadora Colombiana, in which Banco Av Villas held a position. Upon maturity, on December 16, 2025, the entity exercised its right to convert the instrument into shares

(6) See Note 12.1 “Financial assets in concession arrangements”.

(7) As of December 31, 2025, the appraisals incorporated observable data for the estimation of fair value, allowing them to be categorized at level 2.

(8) Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

5.6     Fair Value of Financial Assets and Liabilities recognized at Amortized Cost

The following table shows a summary of financial assets and liabilities accounted at amortized cost and valued at fair value as of December 31, 2025 and 2024, only for disclosure purposes.

	December 31, 2025				December 31, 2024
	Carrying		Fair Value		Carrying		Fair Value
	Amount		Estimate		Amount		Estimate
Assets (1)
Investments in debt securities at amortized cost (2)	Ps.	9,197,179	Ps.	9,239,039	Ps.	10,689,692	Ps.	10,715,384
Net credit portfolio at amortized cost (3)		184,225,973		185,831,654		190,129,486		189,257,222
Total financial assets	Ps.	193,423,152	Ps.	195,070,693	Ps.	200,819,178	Ps.	199,972,606

Liabilities (4)
Customer deposits (5)	Ps.	207,405,238	Ps.	207,699,875	Ps.	200,872,177	Ps.	201,762,276
Financial obligations (6)		68,671,586		67,290,749		72,823,775		71,364,572
Total financial liabilities	Ps.	276,076,824	Ps.	274,990,624	Ps.	273,695,952	Ps.	273,126,848

The following is a breakdown of how financial assets and liabilities accounted at amortized cost and are measured at fair value for disclosure purposes only.

(1)  As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) Debt securities at amortized cost

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

(3) Credit portfolio at amortized cost

For credit portfolio at amortized cost, the fair value was determined using discounted cash flows models at zero coupon bond, taking into consideration the credit risk and its maturity; the process of valuation is deemed as level 3.

Accounts receivable and payable are classified as short-term assets and liabilities; in consequence, their fair value is similar to their book value.

(4)  As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

(5) Customer deposits

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

(6) Financial obligations and other liabilities

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

NOTE 6 – ASSETS AND FINANCIAL LIABILITIES

6.1  Classification of financial assets and financial liabilities

See definitions in accounting policies in Notes 2 (2.5).

The following table provides a reconciliation of gross amounts between line items in the consolidated statement of financial position and categories of financial instruments as of December 31, 2025, and 2024:

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2025		at		debt		equity		Amortized		gross carrying
Assets (1)	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	19,354,710	Ps.	19,354,710
Trading assets	8		29,097,591		—		—		—		29,097,591
Debt securities			17,582,844		—		—		—		17,582,844
Equity securities			9,297,726		—		—		—		9,297,726
Derivative assets			2,217,021		—		—		—		2,217,021
Investment securities	9		—		28,455,957		1,599,479		9,205,457		39,260,893
Measured at fair value			—		28,455,957		1,599,479		—		30,055,436
Measured at amortized cost			—		—		—		9,205,457		9,205,457
Loans	11		—		—		—		192,655,943		192,655,943
Other accounts receivable	12		2,635,437		—		—		22,216,161		24,851,598
Measured at fair value (2)			2,635,437		—		—		—		2,635,437
Measured at amortized cost			—		—		—		22,216,161		22,216,161
Hedging derivative assets	10		236,558		—		—		—		236,558
Total financial assets		Ps.	31,969,586	Ps.	28,455,957	Ps.	1,599,479	Ps.	243,432,271	Ps.	305,457,293

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		gross carrying
Liabilities (3)	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	1,951,439	Ps.	—	Ps.	—	Ps.	—	Ps.	1,951,439
Hedging derivative liabilities	10		34,842		—		—		—		34,842
Customer deposits	20		—		—		—		207,405,238		207,405,238
Financial obligations	21		—		—		—		68,671,586		68,671,586
Total financial liabilities		Ps.	1,986,281	Ps.	—	Ps.	—	Ps.	276,076,824	Ps.	278,063,105

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) See Note 12.1 “Financial assets in concession arrangements”.

(3) As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2024		at		debt		equity		Amortized		gross carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	16,998,859	Ps.	16,998,859

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

As of December 31, 2025, and 2024 there are not any reclassifications of financial assets and liabilities.

6.2  Interest income calculated using the effective interest method

The interest income information as of December 31, 2025, 2024 and 2023 corresponds to:

	For the years ended
	2025		2024 (1)		2023 (1)
Loan Portfolio
Commercial	Ps.	11,525,606	Ps.	12,975,916	Ps.	13,849,612
Consumer		8,756,681		8,805,226		8,899,807
Mortgage		2,095,287		1,751,721		1,476,903
Microcredit		244		48,710		71,352
Interbank and overnight funds		85,577		158,813		129,720
Total interest income of loan portfolio	Ps.	22,463,395	Ps.	23,740,386	Ps.	24,427,394
Cash and cash equivalents		351,742		406,380		748,431
Other accounts receivable		154,223		220,447		177,652
Total interest income cash and cash equivalents and other accounts receivable	Ps.	505,965	Ps.	626,827	Ps.	926,083
Investments in debt securities		2,949,838		2,604,689		2,298,222
Total interest income	Ps.	25,919,198	Ps.	26,971,902	Ps.	27,651,699

(1) The information was modified based on MFG's discontinued operation; see note 13.B.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

6.3  Interest expense

The interest expense information as of December 31, 2025, 2024 and 2023 corresponds to:

		For the years ended
		2025		2024 (1)		2023 (1)
Interest expense
Deposits
Checking accounts	Ps.	(226,810)	Ps.	(245,215)	Ps.	(236,918)
Savings accounts		(4,493,611)		(5,396,372)		(5,928,961)
Interest of the derivative designated as the hedging instrument in savings accounts (2)		(5,707)		—		—
Time deposits		(8,357,587)		(8,921,856)		(9,482,449)
Interest of the derivative designated as the hedging instrument in time deposits (2)		(5,839)		(49,794)		(63,333)
Total Deposits	Ps.	(13,089,554)	Ps.	(14,613,237)	Ps.	(15,711,661)

Financial obligations
Interbank borrowings and overnight funds	Ps.	(1,598,036)	Ps.	(1,649,638)	Ps.	(1,842,126)
Interest of the derivative designated as the hedging instrument in interbank borrowings and overnight funds (2)		805		—		—
Borrowings from banks and similar		(1,216,271)		(1,373,146)		(1,357,299)
Leases contracts		(240,218)		(241,343)		(204,730)
Bonds issued		(1,542,457)		(1,676,593)		(2,049,348)
Borrowing from development entities		(362,136)		(490,534)		(591,285)
Total Financial obligations	Ps.	(4,958,313)	Ps.	(5,431,254)	Ps.	(6,044,788)

Total interest expense	Ps.	(18,047,867)	Ps.	(20,044,491)	Ps.	(21,756,449)

(1)  The information was modified based on MFG's discontinued operation; see note 13.B.

(2)  Corresponds to the coverage of interest expense for savings accounts, time deposits and interbank borrowings and overnight funds. See note 10.4 Impact on Interest Income and Expense Line Item from interest rate hedging.

NOTE 7 – CASH AND CASH EQUIVALENTS

Balances of cash and cash equivalents comprise the following as of December 31, 2025 and 2024:

	December 31, 2025 (2)		December 31, 2024
In Colombian Pesos
Cash	Ps.	3,660,126	Ps.	3,653,565
Deposits in the Colombian central bank		4,705,916		4,162,015
Demand deposits in banks and other financial entities		250,950		201,906
Clearing houses		1,017		288
Liquidity management		2,228,070		1,599,125
Cash held for specific purposes (1)		453,828		1,468,832
	Ps.	11,299,907	Ps.	11,085,731
In foreign currency
Cash	Ps.	9,317	Ps.	88,792
Demand deposits in banks and other financial entities		8,045,486		5,484,628
Liquidity management		—		339,708
	Ps.	8,054,803	Ps.	5,913,128
Total cash and cash equivalents	Ps.	19,354,710	Ps.	16,998,859

(1) Includes cash reserved for specific purposes within the concession agreements, primarily allocated to the acquisition of land, utility network works, and deposits to the National Infrastructure Agency (ANI), as well as the management of toll collections, supervision activities, and other operational obligations of the projects. The main variation corresponds to the use of these funds for land acquisition, and the execution of network works for Ps. 414,660.

(2) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

As of December 31, 2025, and 2024, the reserves available to cover the required legal reserve (see note 4.3) for both deposit certificates and current and savings accounts amount to Ps. 5,235,643 and Ps. 8,251,154, respectively.

NOTE 8 – TRADING ASSETS AND LIABILITIES

Balances of trading asset and liabilities comprise the following as of December 31, 2025 and 2024:

		December 31,		December 31,
	Note	2025 (1)		2024
Trading assets
Debt securities	8.1	Ps.	17,582,844	Ps.	11,937,414
Equity securities	8.2		9,297,726		7,256,506
Derivative assets	8.3		2,217,021		969,294
		Ps.	29,097,591	Ps.	20,163,214

Trading liabilities
Derivative liabilities	8.3		1,951,439		1,011,934
		Ps.	1,951,439	Ps.	1,011,934
Total trading assets and liabilities net		Ps.	27,146,152	Ps.	19,151,280

_____________________________

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

8.1  Trading investments in debt securities

The following is the balance as of December 31, 2025 and 2024:

	December 31,		December 31,
	2025(1)		2024
Securities issued or secured by the Colombian Government	Ps.	15,817,844	Ps.	10,641,558
Securities issued or secured by other Colombian Government entities		213,079		183,760
Securities issued or secured by foreign Governments		492,675		75,379
Securities issued or secured by other financial entities		1,032,569		1,002,194
Securities issued or secured by non-financial sector entities		1,939		8,813
Others		24,738		25,710
Total trading debt securities	Ps.	17,582,844	Ps.	11,937,414

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

8.2 Trading investments in equity securities

The following is the balance as of December 31, 2025 and 2024:

	December 31,		December 31,
	2025		2024
In Colombian Pesos
Corporate stock	Ps.	15,284	Ps.	13,453
Fiduciary assignments (1)		11,529		—
Investment funds (2)(3)		6,600,357		4,757,848
Stabilization reserves (4)		2,669,785		2,380,868
	Ps.	9,296,955	Ps.	7,152,169

In foreign currency
Corporate stock (5)	Ps.	—	Ps.	4,813
Investment funds (5)		771		99,524
	Ps.	771	Ps.	104,337
Total equity securities	Ps.	9,297,726	Ps.	7,256,506

(1)  Corresponds to a new investment by Banco de Occidente in the Credicorp PAF private equity fund.

(2)  Grupo Aval has restricted collective investment funds related to Concesionaria Nueva Vía al Mar of Ps. 1,060,638, Concesionaria Vial del Pacífico of Ps. 1,768 and

Concesionaria Vial del Oriente of Ps. 209,664.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

(3)  Includes investments in the private real estate fund Nexus as of December 31, 2025 of Ps. 3,717,262 and as of December 31, 2024 of Ps. 2,772,165.

(4)  Pursuant to Colombian rules, Porvenir S. A. is required to directly invest 1% of the total assets of these funds in mandatory severance and pension funds managed by Porvenir.

(5) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

8.3 Trading derivatives assets and liabilities

Trading derivative assets and liabilities comprise the following as of December 31, 2025 and 2024:

	December 31, 2025				December 31, 2024
	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	49,705	Ps.	940,232	Ps.	429,919	Ps.	62,051
Foreign currency to sell		997,678		51,415		100,705		610,639
Debt securities to buy		205		38,193		342		15,350
Debt securities to sell		310,782		665		116,711		628
Subtotal	Ps.	1,358,370	Ps.	1,030,505	Ps.	647,677	Ps.	688,668
Swap
Cross currency	Ps.	25,468	Ps.	36,441	Ps.	58,475	Ps.	52,455
Interest rate		781,447		832,470		222,830		221,822
Subtotal	Ps.	806,915	Ps.	868,911	Ps.	281,305	Ps.	274,277
Options contracts
Foreign currency to buy	Ps.	51,736	Ps.	—	Ps.	40,312	Ps.	—
Foreign currency to sell		—		52,023		—		48,989
Subtotal	Ps.	51,736	Ps.	52,023	Ps.	40,312	Ps.	48,989
Total derivative assets and liabilities trading	Ps.	2,217,021	Ps.	1,951,439	Ps.	969,294	Ps.	1,011,934

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

NOTE 9 – INVESTMENT SECURITIES

Balances of investment securities comprise the following as of December 31, 2025 and 2024:

	Note	December 31, 2025(1)		December 31, 2024

Investments in debt securities mandatorily at FVTPL	9.1	Ps.	—	Ps.	1,425
Investments in debt securities at FVOCI	9.2		28,455,957		27,050,198
Investments in debt securities at amortized cost	9.3		9,205,457		10,708,367
Investments in equity securities at FVOCI	9.4		1,599,479		1,421,303
		Ps.	39,260,893	Ps.	39,181,293

Loss impairment
Investments in debt securities at amortized cost	4.1.5	Ps.	(8,278)	Ps.	(18,675)
		Ps.	(8,278)	Ps.	(18,675)
Total investment securities net		Ps.	39,252,615	Ps.	39,162,618

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

9.1 Investments in debt securities mandatorily at FVTPL

The following table includes investments on asset-backed securities mandatorily at FVTPL because the contractual cash flows of these securities are not SPPI on the principal outstanding:

	December 31, 2025		December 31, 2024

Others(1)	Ps.	—	Ps.	1,425
Total investments in debt securities mandatorily at FVTPL	Ps.	—	Ps.	1,425

(1) See details in Note 4.1.3.b

9.2 Investments in debt securities at FVOCI

The following table includes investments in debt securities at FVOCI as of December 31, 2025 and 2024:

December 31, 2025(1)

Debt securities	Cost		Unrealized Gain		Unrealized Losses			Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	25,992,996	Ps.	39,800	Ps.	(1,430,096)	Ps.	24,602,700	Ps.	22,342
Securities issued or secured by other Colombian Government entities		517,983		3,927		(15,658)		506,252		1,344
Securities issued or secured by foreign Governments		1,319,487		19,762		(4,563)		1,334,686		360
Securities issued or secured by other financial entities		1,746,690		14,660		(7,806)		1,753,544		2,215
Securities issued or secured by non-financial sector entities		22,478		252		(113)		22,617		29
Others		245,816		412		(10,070)		236,158		312
Total debt securities at FVOCI	Ps.	29,845,450	Ps.	78,813	Ps.	(1,468,306)	Ps.	28,455,957	Ps.	26,602

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

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

The following table shows amounts reclassified to profit or loss from OCI before taxes, related to fixed income investments debt securities measured at FVOCI:

	December 31, 2025		December 31, 2024
Redemptions or sales	Ps.	44,415	Ps.	(130,219)
ECL allowance		10,407		4,616
Total reclassified to profit or loss	Ps.	54,822	Ps.	(125,603)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

9.3 Investments in debt securities at amortized cost

The following table includes investments in debt securities at amortized cost as of December 31, 2025 and 2024:

Debt securities	December 31, 2025(1)		December 31, 2024
Securities issued or secured by Colombian Government	Ps.	1,860,258	Ps.	2,553,693
Securities issued or secured by other Colombian Government entities		5,351,209		5,563,208
Securities issued or secured by foreign Governments		30,540		30,655
Securities issued or secured by other financial entities		1,963,450		2,350,549
Securities issued or secured by non-financial sector entities		—		145,553
Others		—		64,709
Total debt securities at amortized cost	Ps.	9,205,457	Ps.	10,708,367

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

The following is a summary of investments in debt securities at amortized cost by maturity dates:

	December 31, 2025(1)		December 31, 2024

Up to 1 month	Ps.	941,587	Ps.	1,120,443
More than 1 month and no more than 3 months		30,540		30,655
More than 3 months and no more than 1 year		6,269,880		7,016,333
More than 1 year and no more than 5 years(2)		—		136,318
More than 5 years and no more than 10 years(3)		—		68,447
More than 10 years		1,963,450		2,336,171
Total	Ps.	9,205,457	Ps.	10,708,367

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) This corresponds to a security issued by the Aburrá Oriente S.A. Concession trust. Its maturity date was originally set for 2029; however, it was prepaid by the issuer on September 25, 2025
(3) See Note 13.2, ‘Multi Financial Group Transaction

9.3.1 Investment in debt at amortized cost securities pledged as collateral

The following is a list of debt securities at amortized cost that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 33).

	December 31,		December 31,
	2025 (1)		2024
Pledged as collateral in money market operations
Securities issued or secured by other Colombian Government entities	Ps.	1,295,485	Ps.	685,394
Securities issued or secured by Colombian Government		—		1,528,723
	Ps.	1,295,485	Ps.	2,214,117
Pledged as collateral to special entities such as CRCC, BR and BVC (2)
Securities issued or secured by Colombian Government	Ps.	856,494	Ps.	1,173,348
Securities issued or secured by other Colombian Government entities		789,531		688,891
	Ps.	1,646,025	Ps.	1,862,239
Total	Ps.	2,941,510	Ps.	4,076,356

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

(2) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

9.4 Investments in equity securities at fair value through OCI

The following is the balance at December 31, 2025 and 2024:

December 31, 2025

	Cost		Unrealized Gain		Unrealized Losses		Fair Value
In Colombian Pesos
Corporate stock	Ps.	462,233	Ps.	1,091,504	Ps.	(4,769)	Ps.	1,548,968
In foreign currency
Corporate stock		52,927		1,355		(3,771)		50,511
Total equity securities	Ps.	515,160	Ps.	1,092,859	Ps.	(8,540)	Ps.	1,599,479

December 31, 2024

	Cost		Unrealized Gain		Unrealized Losses		Fair Value
In Colombian Pesos
Corporate stock	Ps.	546,822	Ps.	832,222	Ps.	(2,799)	Ps.	1,376,245
In foreign currency
Corporate stock		50,213		4,423		(9,578)		45,058
Total equity securities	Ps.	597,035	Ps.	836,645	Ps.	(12,377)	Ps.	1,421,303

Variations in fair values fundamentally reflect variations in the performance of companies and market conditions mainly due to changes in interest rates and other economic trends in the country where the investment is held. At December 31, 2025 and 2024 Grupo Aval considers that there is no indication of impairment.

The details of equity instruments through OCI as of December 31, 2025 and 2024 are as follows:

Entity (1)	December 31, 2025		December 31, 2024
Grupo Energía Bogotá S.A. E.S.P.	Ps.	1,411,637	Ps.	1,159,729
Port operating companies		62,315		45,396
Holding Bursátil Regional S.A.		46,496		40,942
Titularizadora Colombiana S.A.		32,486		31,451
Others		46,545		42,302
Mineros S.A.(2)		—		101,483
Total	Ps.	1,599,479	Ps.	1,421,303

(1) These investments in equity securities have been designated as FVOCI considering that they are not held for trading and correspond to long-term strategic investments.

(2) On July 14, 2025, Corficolombiana completed the sale of its investment in Mineros SA., as a strategic decision by the portfolio management.

For the years ended December 31, 2025, and 2024, dividends are recognized for these equity investments in the amount of Ps. 126,700 and Ps. 141,867 respectively, were recognized in profit or loss in the “Other Income” line (see note 30).

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Changes in the Colombian peso against the U.S. dollar have been as follows:

Date	Value of US$ 1	Variation in pesos
December 31, 2023	3,822.05	(988.15)
December 31, 2024	4,409.15	587.10
December 31, 2025	3,757.08	(652.07)

According to the information described above, the following table shows movements of OCI gross of taxes, related to hedges of net investment in foreign operations:

Total OCI Movements Related to Hedges of Net Investment in Foreign Operations from January 1 to December 31, 2025

			Hedging		Hedging
	Hedged		non-derivative		derivative		Net OCI
Investment	Item		instrument		instrument		account
Multi Financial Holding	Ps.	(306,047)	Ps.	299,545	Ps.	—	Ps.	(6,502)
Other subsidiaries and branches Banco de Bogotá (1)		(111,614)		107,115		—		(4,499)
Occidental Bank Barbados Ltd.		(29,882)		29,882		—		—
Banco de Occidente (Panamá) S.A.		(54,605)		54,605		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.		(16,652)		16,652		—		—
Gases del Pacífico S.A.C.		(21,212)		15,335		—		(5,877)
Gas Natural de Lima y Callao S.A.C. – Calidda		(71,648)		71,648		—		—
Promigas Perú S.A.C.		(3,143)		3,143		—		—
Gases del Norte del Perú S.A.C.		(15,654)		15,654		—		—
Promigas Panamá Corporation		(2)		2		—		—
Promigas USA INC		(6)		6		—		—
Total	Ps.	(630,465)	Ps.	613,587	Ps.	—	Ps.	(16,878)

(1)  Includes Banco de Bogotá Panamá, Ficentro, and contributions of foreign branches in Miami and New York.

Total OCI Movements Related to Hedges of Net Investment in Foreign Operations from January 1 to December 31, 2024

			Hedging		Hedging
	Hedged		non-derivative		derivative		Net OCI
Investment	Item		instrument		instrument		account
Multi Financial Holding	Ps.	248,173	Ps.	(244,040)	Ps.	—	Ps.	4,133
Other subsidiaries and branches Banco de Bogotá (1)		93,700		(88,419)		—		5,281
Occidental Bank Barbados Ltd.		23,613		(23,613)		—		—
Banco de Occidente (Panamá) S.A.		39,893		(39,893)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.		15,975		(15,974)		—		1
Gases del Pacífico S.A.C.		18,181		(12,890)		—		5,291
Gas Natural de Lima y Callao S.A.C. – Calidda		58,205		(58,205)		—		—
Promigas Perú S.A.C.		2,830		(2,830)		—		—
Gases del Norte del Perú S.A.C.		14,139		(14,139)		—		—
Promigas Panamá Corporation		—		—		—		—
Promigas USA INC		4		(4)		—		—
Total	Ps.	514,713	Ps.	(500,007)	Ps.	—	Ps.	14,706

(1)  Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro, and contributions of foreign branches in Miami and New York.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

According to the information described above, the following table contains details of hedging operations carried out to cover foreign denominated equity investments. The analysis shows current amount of OCI gross of taxes:

December 31, 2025

	Thousands of US$				Ps. millions
		Hedge
		amount in				Current		Current
		foreign	Hedge	Current		amount		amount		Current
	Hedged	currency in	amount in	amount		Hedging		Hedging		amount
	investment	financial	forward	Hedged		non-derivative		derivative		Net OCI
Investment	amount	liabilities	contracts	Item		instrument		instrument		account
Multi Financial Holding	459,514	(450,000)	—	Ps.	(50,900)	Ps.	101,526	Ps.	(435)	Ps.	50,191
Other subsidiaries and branches Banco de Bogotá (1)	181,057	(170,000)	—		184,605		133,803		(230,412)		87,996
Occidental Bank Barbados Ltd.	49,966	(49,966)	—		37,357		(37,357)		—		—
Banco de Occidente (Panamá) S.A.	96,872	(96,872)	—		42,625		(42,625)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.	26,365	(26,365)	—		25,733		(25,732)		—		1
Gases del Pacífico S.A.C.	31,888	(31,888)	—		3,037		(18,886)		—		(15,849)
Gas Natural de Lima y Callao S.A.C. – Calidda	115,385	(115,385)	—		53,607		(53,607)		—		—
Promigas Perú S.A.C.	4,820	(4,820)	—		428		(428)		—		—
Gases del Norte del Perú S.A.C.	24,007	(24,007)	—		(5,093)		5,093		—		—
Promigas Panamá Corporation	—	—	—		—		—		—		—
Promigas USA INC	8	(8)	—		(2)		2		—		—
Total	989,882	(969,311)	—	Ps.	291,397	Ps.	61,789	Ps.	(230,847)	Ps.	122,339

(1)  Includes Banco de Bogotá Panamá, Ficentro and contributions of foreign branches in Miami and New York.

December 31, 2024

	Thousands of US$				Ps. millions
		Hedge
		amount in				Current		Current
		foreign	Hedge	Current		amount		amount		Current
	Hedged	currency in	amount in	amount		Hedging		Hedging		amount
	investment	financial	forward	Hedged		non-derivative		derivative		Net OCI
Investment	amount	liabilities	contracts	Item		instrument		instrument		account
Multi Financial Holding	425,506	(425,000)	—	Ps.	255,147	Ps.	(198,019)	Ps.	(435)	Ps.	56,693
Other subsidiaries and branches Banco de Bogotá (1)	164,562	(160,000)	—		296,219		26,688		(230,412)		92,495
Occidental Bank Barbados Ltd.	41,635	(41,635)	—		67,239		(67,239)		—		—
Banco de Occidente (Panamá) S.A.	72,835	(72,835)	—		97,230		(97,230)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.	26,365	(26,365)	—		42,385		(42,384)		—		1
Gases del Pacífico S.A.C.	31,888	(31,888)	—		24,249		(34,221)		—		(9,972)
Gas Natural de Lima y Callao S.A.C. – Calidda	108,974	(108,974)	—		125,255		(125,255)		—		—
Promigas Perú S.A.C.	4,820	(4,820)	—		3,571		(3,571)		—		—
Gases del Norte del Perú S.A.C.	24,007	(24,007)	—		10,561		(10,561)		—		—
Promigas Panamá Corporation	0	(0)	—		2		(2)		—		—
Promigas USA INC	8	(8)	—		4		(4)		—		—
Total	900,600	(895,532)	—	Ps.	921,862	Ps.	(551,798)	Ps.	(230,847)	Ps.	139,217

(1)  Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro and contributions of foreign branches in Miami and New York.

Hedging with Debt in Foreign Currency in U.S. dollars

Debt financial instruments that are not derivatives can be designated as hedging instruments for changes in foreign currency exchange rates. According to this rule, Banco de Bogotá, Banco de Occidente and Promigas designed debt denominated in U.S. dollar as hedging instruments of their foreign subsidiaries as follows:

(1)	Bonds issued by Banco de Bogotá in the international market that were designated as hedging instruments of its investment in MFH and other subsidiaries and branches amounting U.S 620 million in 2025 and U.S. 585 million in 2024.

(2)	Other financial liabilities in the amount of U.S. 349 million as of December 31, 2025 and U.S. 311 million as of December 31, 2024 were used to hedge part of the net foreign investment that Banco de Occidente and Promigas have in foreign subsidiaries

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

as part of a hedging strategy, by which new obligations are continuously designated as hedging instruments to replace the previous ones as they expire over time.

10.2 Hedging Cash Flow

The movement of the accumulated OCI account related to cash flow hedges in Colombian pesos during the years ended on December 31, 2025, 2024 and 2023 is as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
Balance at the beginning of the year	Ps.	24,700	Ps.	(30,381)	Ps.	5,542
Changes in the fair value FwD - Future transactions		6,635		6,365		(26,203)
Changes in the fair value FwD - financial obligations		74,420		43,724		(32,672)
Changes in the fair value Swaps - CDTs		104,220		7,752		—
Changes in the fair value bonds		211,534		(184,902)		270,064
Changes in the fair value other accounts receivable		(211,534)		184,902		(258,982)
Reclassified to profit or loss		(8,273)		(2,760)		11,870
Balance at the end of the year	Ps.	201,702	Ps.	24,700	Ps.	(30,381)

During the years ended December 31, 2025, 2024 and 2023, an exchange difference recognized under “Other Comprehensive Income” as a result of cash flow hedge accounting of income (loss) from these highly probable transactions, was reclassified to profit or loss in the amounts of Ps. (8,273), Ps. (2,760), and Ps. 11,870 respectively.

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

The following is the summary of Promigas and its subsidiaries open cash flow hedges:

	December 31, 2025	December 31, 2024
Income in Thousands of U.S. dollar forecasted	68,086	49,131
Notional amount contracts FWD Thousands of U.S. dollar	68,086	49,131
% hedged	100%	100%
Fair value in Colombian pesos	(178)	(1,140)
# of contracts	20	22

ii.	Hedging of exchange rate risk

Banco de Bogotá during the year ended December 31, 2025 and 2024 hedged of the foreign currency risk of the account receivable in dollars accounted for as a cash flow hedge.

	December 31, 2025	December 31, 2024
Nominal amount Hedged Item Thousands of U.S. dollar	330,921	320,195
Notional amount bond Thousands of U.S. dollar	330,921	320,195
% hedged	100%	100%
Fair value in Colombian pesos	1,243,297	1,411,786
# of contracts	1	1

During the year ended December 31, 2025 and 2024, Corficolombiana hedged the exchange risk arising in other accounts receivable:

	December 31, 2025	December 31, 2024
Nominal amount Hedged Item Thousands of U.S. dollar	4,416	5,373
Notional amount contracts FWD Thousands of U.S. dollar	4,416	5,373
% hedged	100%	100%
# of contracts FWD	9	11

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

During the year ended December 31, 2025 and 2024, Banco de Bogotá hedged the exchange risk arising in financial obligations:

	December 31, 2025	December 31, 2024
Nominal amount Hedged Item Thousands of U.S. dollar	1,320,970	896,761
Notional amount contracts FWD Thousands of U.S. dollar	1,323,000	897,700
% hedged	100%	100%
Fair value in Colombian pesos	4,872,318	3,884,510
# of contracts FWD	70	49

iii.	Hedging of interest rate risk

During 2024, Banco Popular established an interest rate risk management strategy to hedge the variability in expected cash flows arising from the Time Deposit portfolio, whose repricing characteristics are economically aligned with movements in the quarterly IBR rate.

	December 31, 2025	December 31, 2024
Nominal amount Hedged Item Colombian pesos	769,732	788,614
Notional amount contracts interest rate Swaps (IRS) Colombian pesos	328,250	298,250
% hedged	42.6%	37.8%
Fair value in Colombian pesos	13,838	7,752
# of contracts IRS	10	9

During 2025, Banco Popular established an interest rate risk management strategy to hedge the variability in expected cash flows arising from the Saving Accounts portfolio, whose repricing characteristics are economically aligned with movements to the overnight IBR rate.

December 31, 2025
Nominal amount Hedged Item Colombian pesos	5,600,394
Notional amount contracts interest rate Swaps (IRS) Colombian pesos	1,547,000
% hedged	27.6%
Fair value in Colombian pesos	74,663
# of contracts IRS	37

During 2025, Corficolombiana established an interest rate risk management strategy to hedge the variability in expected cash flows arising from the money market transactions, whose repricing characteristics are economically aligned with movements to the overnight IBR rate.

December 31, 2025
Nominal amount Hedged Item Colombian pesos	809,000
Notional amount contracts interest rate Swaps (IRS) Colombian pesos	809,000
% hedged	100%
# of contracts IRS	3

10.3 Fair value hedges

As of December 31, 2025 and 2024, Banco de Bogotá uses interest rate swaps to reduce the risk of interest rates on financial liabilities.

December 31, 2025

Fair value hedges		Notional amount		Changes in fair value
Hedging instruments
Interest rate Swap	Ps.	2,813,929	Ps.	(34,899)
Items designated hedged
Time Deposits issued		2,813,929		31,309

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

December 31, 2024

December 31, 2024
Fair value hedges		Notional amount		Changes in fair value
Hedging instruments
Interest rate Swap	Ps.	4,644,189	Ps.	68,840
Items designated hedged
Time Deposits issued		4,644,189		(66,064)

As of December 31, 2025 and 2024 Banco de Occidente uses interest rate swaps to reduce the risk of interest rates on loan portfolio.

December 31, 2025

Fair value hedges		Notional amount		Changes in fair value
Hedging instruments
Interest rate Swap	Ps.	1,048,000	Ps.	18,209
Items designated hedged
Loan Portfolio		1,048,000		(18,076)

December 31, 2024

Fair value hedges		Notional amount		Changes in fair value
Hedging instruments
Interest rate Swap	Ps.	411,000	Ps.	7,333
Items designated hedged
Loan Portfolio		411,000		(7,250)

As of December 31, 2025 Corficolombiana uses interest rate swaps to reduce the risk of interest rates on debt security OCI portfolio.

December 31, 2025

Fair value hedges		Notional amount		Changes in fair value
Hedging instruments
Interest rate Swap	Ps.	1,075,000	Ps.	72,494
Items designated hedged
Debt securities		1,075,000		(71,734)

10.4 Impact on Interest Income and Expense Line Item from interest rate hedging

Below, the total changes in fair value and the impact on interest expense are detailed by Subsidiary for the fair value and cash flow hedges of interest rate risk:

December 31, 2025

	Change
	in fair		Interest
	value		expense (1)
Banco de Bogotá	Ps.	(3,590)	Ps.	(810)
Banco de Occidente		—		—
Banco Popular		83,820		(10,736)
Corficolombiana		72,494		805
Total impact from hedging	Ps.	152,724	Ps.	(10,741)

(1)  See note 6.3 “Interest expense”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

December 31, 2024

	Change
	in fair		Interest
	value		expense (1)
Banco de Bogotá	Ps.	5,960	Ps.	(46,406)
Banco de Occidente		—		(1,183)
Banco Popular		(7,332)		(2,205)
Total impact from hedging	Ps.	(1,372)	Ps.	(49,794)

(1)  See note 6.3 “Interest expense”.

The table below shows the changes in fair value and the impact on interest income for the loan portfolio’s fair value hedge of interest rate risk.

December 31, 2025

	Change
	in fair		Interest
	value		income
Banco de Occidente	Ps.	146	Ps.	784

December 31, 2025

	Change
	in fair		Interest
	value		income
Banco de Occidente	Ps.	(83)	Ps.	595

10.5 Testing of Hedge Effectiveness

Grupo Aval’s subsidiaries consider hedging as highly effective if at the beginning and in subsequent periods, the hedging instrument highly offsets changes in fair value or in cash flows attributable to the risk hedged during the period for which the hedging has been designated. The hedging is considered as such if the effectiveness of the hedging is in a range between 80% and 125%. Such effectiveness is assessed by Grupo Aval’s entities at least quarterly and at the end of each accounting period. During the year 2025, 2024 and 2023 each hedging relationship has been effective.

Grupo Aval’s subsidiaries have documented the hedging effectiveness at the beginning of the hedging relationship. Grupo Aval’s subsidiaries evaluate the hedging relationship on a periodic basis as well as the result of the testing of hedge effectiveness.

10.6 Derivative Financial Instruments for hedging purposes comprise the following:

According to the information described above, the following table contains the fair value of derivative financial instruments used for hedging:

	December 31, 2025				December 31, 2024
Item	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	78	Ps.	9,741	Ps.	10,623	Ps.	5,185
Foreign currency to sale		559		—		19		65
Subtotal	Ps.	637	Ps.	9,741	Ps.	10,642	Ps.	5,250
Swap
Interest rate		235,921		25,101		43,377		16,408
Subtotal	Ps.	235,921	Ps.	25,101	Ps.	43,377	Ps.	16,408
Total hedge derivatives	Ps.	236,558	Ps.	34,842	Ps.	54,019	Ps.	21,658

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

NOTE 11 – LOANS

11.1 Loan Portfolio by Product

The distribution of the loan portfolio of Grupo Aval´s by product is shown as follows:

	December 31, 2025 (1)		December 31, 2024
Commercial
General purpose loans	Ps.	80,975,412	Ps.	82,145,280
Loans funded by development banks		3,298,256		3,517,386
Working capital loans		10,884,896		16,624,543
Credit cards		344,409		338,168
Overdrafts		377,851		648,130
Leases		12,428,160		12,141,136
Interbank loans and overnight funds		1,777,516		705,055
Total commercial	Ps.	110,086,500	Ps.	116,119,698

Consumer
Credit cards	Ps.	6,814,762	Ps.	7,266,716
Personal loans		15,990,343		14,442,142
Automobile and vehicle loans		4,360,959		5,834,498
Overdrafts		44,616		79,347
General purpose loans		209,448		152,803
Leases		12,973		18,808
Payroll loans		33,023,112		34,182,011
Total consumer	Ps.	60,456,213	Ps.	61,976,325

Mortgages
Mortgages	Ps.	19,257,512	Ps.	19,714,057
Leases		2,854,198		2,321,670
Total mortgages	Ps.	22,111,710	Ps.	22,035,727

Microcredit	Ps.	1,520	Ps.	4,375
Gross balance of loan portfolio	Ps.	192,655,943	Ps.	200,136,125
Loss allowance loan portfolio (2)		(8,429,970)		(10,006,639)
Net balance of loan portfolio	Ps.	184,225,973	Ps.	190,129,486

(1) The decrease corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

(2)  See loss allowance reconciliations from the opening to the closing balance in note 4.1.5.

11.2 Loan portfolio by maturity

The distribution of Grupo Aval´s loan portfolio by contractual maturity period is as follows:

December 31, 2025

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial	Ps.	49,278,231	Ps.	29,694,500	Ps.	15,860,292	Ps.	13,475,961	Ps.	108,308,984
Consumer		11,207,153		14,398,577		11,566,323		23,284,160		60,456,213
Mortgage		1,119,825		1,739,368		1,963,065		17,289,452		22,111,710
Microcredit		802		100		22		596		1,520
Interbank and overnight funds		1,777,516		—		—		—		1,777,516
Total gross loan portfolio (1)	Ps.	63,383,527	Ps.	45,832,545	Ps.	29,389,702	Ps.	54,050,169	Ps.	192,655,943

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line by line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

11.3 Financial Leasing portfolio

As of December 31, 2025, and 2024 the following table shows the reconciliation between gross investment in financial leasing and the present value of minimum payments to be received in these dates:

	December 31, 2025		December 31, 2024
Total gross rent payments receivable	Ps.	24,711,683	Ps.	23,631,711
Less amounts representing running costs (such as taxes, maintenance, insurances, etc.,)		(395)		(341)
Plus, estimated residual amount of assets given for rental (without guarantee)		34,858		41,170
Gross investment in contracts of financial leasing		24,746,146		23,672,540
Less unrealized financial income		(9,450,815)		(9,190,926)
Net investment in contracts of financial leasing	Ps.	15,295,331	Ps.	14,481,614
Loss allowance of net investment in financial leasing	Ps.	(468,623)	Ps.	(483,965)

The detailed information of gross investment and net investment in financial leasing contracts receivable as of December 31, 2025 and 2024 in each period is as follows:

	December 31, 2025
	Gross investment		Net investment
Up to 1 year	Ps.	4,012,082	Ps.	2,714,800
From 1 to 5 years		10,105,384		6,267,950
More than 5 years		10,628,680		6,312,581
Total	Ps.	24,746,146	Ps.	15,295,331

	December 31, 2024
	Gross investment		Net investment
Up to 1 year	Ps.	3,718,951	Ps.	2,280,167
From 1 to 5 years		9,735,614		5,831,107
More than 5 years		10,217,975		6,370,340
Total	Ps.	23,672,540	Ps.	14,481,614

The banks of Grupo Aval and subsidiaries grant loans through financial leasing mainly for acquisition of vehicles and computer equipment, generally with terms between 36 and 60 months, with a purchase option at price below the market price for the buyer at the end of the contract, for acquisition machinery and equipment with terms between 60 to 120 months, with a purchase option at price below the market price or for the time close to the economic life of the asset, and for housing leasing with terms between 120 to 240 months, transferring the asset at the end of the contract. These leasing contracts are granted at current market interest rates at inception.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

NOTE 12 – OTHER ACCOUNTS RECEIVABLE, NET

Balances of other accounts receivable, net of impairment losses, comprise the following as of December 31, 2025 and 2024:

		December 31,		December 31,
	Note	2025		2024

Contract assets (1)	12.1	Ps.	17,075,157	Ps.	19,269,344
Other accounts receivable (2)	12.2		7,776,441		9,051,029
Total other accounts receivable		Ps.	24,851,598	Ps.	28,320,373
Impairment allowance contract assets	4.1.5		(8,455)		(9,103)
Loss allowance			(384,237)		(352,868)
Total other accounts receivable, net		Ps.	24,458,906	Ps.	27,958,402

(1) See Note 12.1 “Financial assets in concession arrangements”.

(2) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

12.1 Financial assets in concession arrangements

The following table provides information about assets from contracts with customers as of December 31, 2025 and 2024:

Contract assets	December 31, 2025		December 31, 2024

Financial assets in concession arrangements rights at fair value (1)(3)	Ps.	2,635,437	Ps.	4,181,835
Financial assets in concession arrangements rights at amortized cost (1)		14,439,720		15,087,509
Gross balance of other accounts receivable	Ps.	17,075,157	Ps.	19,269,344
Loss allowance (2)		(8,455)		(9,103)
Total contract assets	Ps.	17,066,702	Ps.	19,260,241
(1)	See note 16 details regarding concession arrangements rights.
(2)	See reconciliations simplified approach and general approach loss allowance on note 4.1.5.
(3)	Includes, as of December 31, 2025, the reclassification to property, plant and equipment for Ps. (2,648,078), due to the termination of the concession contract corresponding to the Ballena–Cartagena gas pipeline segment, operated by Promigas, in compliance with the contractual and regulatory conditions applicable to the natural gas transportation system. See Note 16 “Assets in concession contracts”. See Note 15 “Property, plant and equipment”."

12.2 Other accounts receivable

The detailed information of other accounts receivable measured at amortized cost, as of December 31, 2025 and 2024 is as follows:

Other accounts receivable	December 31, 2025 (1)		December 31, 2024
Debtors	Ps.	1,921,640	Ps.	2,135,285
Accounts receivable for goods and services sales in Non-financial sector companies		1,908,758		1,893,203
Credit card compensations and network compensation		504,715		1,101,495
Government		741,217		875,473
Payment in advance		836,799		871,648
Conditional contributions		653,347		684,801
Taxes		55,376		51,592
Others		1,154,589		1,437,532
Gross balance of other accounts receivable	Ps.	7,776,441	Ps.	9,051,029
Allowance for impairment of other accounts receivable		(384,237)		(352,868)
Other accounts receivable, net	Ps.	7,392,204	Ps.	8,698,161

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

NOTE 13 – NON-CURRENT ASSETS HELD FOR SALE

The movement of the non-current assets held for sale during the years ended December 31, 2025, 2024 and 2023 is as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
Balance at the beginning of the year	Ps.	105,214	Ps.	101,184	Ps.	92,830
Additions		58,993		102,486		72,466
Assets sold, net		(51,651)		(57,229)		(121,178)
Increase / decrease due to changes in fair value		(867)		(4,662)		(70)
Reclassifications (1)		(40,708)		(44,457)		62,058
Effect of movements in exchange rates		—		4,501		(7,094)
Assets of disposal group classified as held for sale (2)		18,199,621		—		—
Discontinued operation (3)		(13,989)		3,391		2,172
Balance at year end	Ps.	18,256,613	Ps.	105,214	Ps.	101,184
(1)	Includes reclassifications made as of December 31, 2025: i) to investment properties for Ps. (26,604), ii) to other assets for Ps. (28,092), and iii) from own use for Ps. 13,988; for December 31, 2024 reclassifications: i) to investment properties by Ps. (22,370); ii) to other assets by Ps. (20,894); and iii) to Properties, plant and equipment for Ps. (1,193), to December 31, 2023 reclassifications to i) to investment properties by Ps. (95,593) ii) from other assets by Ps. 25,654 and iii) from Properties, plant and equipment for Ps. 131,997.
(2)	See note 13.A., "Assets and liabilities classified as held for sale of Multi Financial Group".
(3)	See note 13.B., "Discontinued operation related to Multi Financial Group".

The following is the detail of the non-current assets held for sale:

	December 31, 2025		December 31, 2024
Foreclosed assets
Vehicles	Ps.	6,464	Ps.	8,144
Other movable property		—		1,093
Residential real estate		4,403		24,361
Other real estate		21,939		40,930
	Ps.	32,806	Ps.	74,528
Assets received from leasing agreements
Vehicles		247		—
Real estate		10,988		3,666
	Ps.	11,235	Ps.	3,666
Other non-current assets held for sale
Land	Ps.	—	Ps.	5,158
Real estate		5,893		14,889
Other		7,058		6,973
Assets of disposal group classified as held for sale (1)		18,199,621		—
	Ps.	18,212,572	Ps.	27,020
Total	Ps.	18,256,613	Ps.	105,214

The following is the detail of the associated liabilities to assets held for sale:

	December 31, 2025		December 31, 2024
Other accounts payable	Ps.	2,372	Ps.	3,544
Liabilities of disposal group classified as held for sale (1)		16,459,367		—
Total	Ps.	16,461,739	Ps.	3,544

(1) See note 13.A., "Assets and liabilities classified as held for sale of Multi Financial Group".

Non-current assets held for sale are primarily assets received through foreclosure of assets pledged as loan collateral. Accordingly, the entities of Grupo Aval have the intention to sell them immediately, our subsidiaries have departments, processes and special sales programs for this purpose. Foreclosed assets are either sold for cash or financing for their sale is provided to potential buyers under normal market conditions. These are expected to be sold within a period of 12 months subsequent to their classification as assets held for sale. There are option contracts in place for some of these assets. Note (4.1.8) on credit risk contains information on assets received through foreclosure and sold during the period.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

13.A. – ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE OF MULTI FINANCIAL GROUP.

On November 27, 2025, Banco de Bogotá’s subsidiary Multi Financial Holding, Inc. entered into a share purchase agreement with BAC International Corporation (BIC), a subsidiary of BAC Holding International Corp., for the disposal of 17,069,875 shares representing 99.569068% of the issued and outstanding shares of Multi Financial Group Inc. (“MFG”), the parent company of Multibank, Inc., at a price of US$26.8611 per share.

Based on the foregoing, as of December 31, 2025, the subsidiary Multi Financial Group is presented in the Statement of Financial Position as a non‑current asset held for sale and liabilities directly associated with the assets classified as held for sale, generating a discontinued operation in the Statement of Income for the years 2025, 2024 and 2023.

At the time of classification, the assets and liabilities were measured at the lower of their carrying amount and their fair value less costs to sell. As a result of this analysis, an impairment loss of Ps.143,984 was recognized and presented within the results of the discontinued operation. The following table presents the detail of the impairment estimate recognized in balance sheet accounts:

		Values
Net carrying amount of assets recognized as non‑current assets held for sale	Ps.	1,884,238
Fair value less costs to sell of assets recognized as non‑current assets held for sale		1,740,254
Impairment to recognize	Ps.	143,984

Allocation of impairment for recognized assets
Goodwill	Ps.	136,858
Intangibles	Ps.	7,126

The following assets and liabilities were reclassified as held for sale in connection with the discontinued operation as of December 31, 2025:

		2025
		Value
Assets
Cash and cash equivalents	Ps.	351,881
Trading assets		118,664
Investment securities		2,856,396

Loans:
Commercial		7,730,539
Consumer		3,836,119
Mortgages		3,110,177
Interbank and overnight funds		138,892
		14,815,727
Loss allowance		(262,011)
Total loans, net		14,553,716

Other accounts receivable, net		383,898
Non-current assets held for sale		27,201

Tangible assets
Property, plant and equipment for own-use and given in operating lease, net		197,768
Right-of-use assets		33,076
Investment properties		10,026
		240,870
Intangibles
Other intangible assets		93,650
		93,650

Income tax assets:
Current		54,618
Deferred		107,283
		161,901

Other assets		164,423
Total assets		18,952,600
Effects arising from intra-group transactions		(752,979)
Total assets of disposal group held for sale	Ps.	18,199,621

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		2025
		Value
Liabilities

Customer deposits:
Checking accounts	Ps.	2,066,299
Savings accounts		2,128,587
Time deposits		8,630,875
Other deposits		3,770
		12,829,531

Financial obligations:
Interbank borrowings and overnight funds		94,089
Borrowings from banks and others		2,446,554
Bonds issued		1,407,405
		3,948,048

Provisions
Non legal related		960
		960

Income tax liabilities:
Current		1,495
Deferred		1,475
		2,970

Employee benefits		14,468
Other liabilities		416,369
Total liabilities		17,212,346
Effects arising from intra-group transactions		(752,979)
Total liabilities of disposal group held for sale	Ps.	16,459,367

Net of assets and liabilities as non-current held for sale	Ps.	1,740,254

13.B. – DISCONTINUED OPERATION RELATED TO MULTI FINANCIAL GROUP.

The following details the Consolidated Statement of Income for the discontinued operation, along with the restatement required for the years ended December 31, 2025, 2024 and 2023, in accordance with IFRS 5:

Discontinued operations	Notes		2025		2024		2023
Interest income calculated using the effective interest method
Loan portfolio		Ps.	1,110,214	Ps.	1,114,791	Ps.	1,168,073
Cash and cash equivalents			558		22,452		25,471
Other accounts receivable			(17,547)		(38,874)		(12,906)
Investments in debt securities			117,024		111,661		87,067
Total interest income			1,210,249		1,210,030		1,267,705

Interest expense
Deposits			(567,311)		(580,792)		(502,565)
Financial obligations			(271,068)		(289,050)		(373,416)
Total interest expense			(838,379)		(869,842)		(875,981)
Net interest income			371,870		340,188		391,724

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable			(158,774)		(139,539)		(155,027)
Other financial assets			4,269		825		2,112
Net impairment loss on financial assets			(154,505)		(138,714)		(152,915)
Net interest income, after impairment losses			217,365		201,474		238,809

Income from commissions and fees			179,544		138,540		140,572
Expenses from commissions and fees			(58,265)		(30,725)		(29,563)
Net income from commissions and fees			121,279		107,815		111,009

Net trading income			4,302		2,670		3,116
Other income			383,849		244,491		182,481
Other expenses			(668,923)		(526,337)		(471,046)

Income before income tax			57,872		30,113		64,369

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Discontinued operations	Notes		2025		2024		2023
Income tax	19		(31,226)		(4,449)		(1,361)
Net income for the period from discontinued operations		Ps.	26,646	Ps.	25,664	Ps.	63,008

Net income attributable to owners of the parent
Net income for the period from discontinued operations, net of tax			18,366		17,689		43,429
Owners of the parent		Ps.	18,366	Ps.	17,689	Ps.	43,429

Net income attributable to non-controlling interests
Net income for the period from discontinued operations, net of tax			8,280		7,975		19,579
Non-controlling interests		Ps.	8,280	Ps.	7,975	Ps.	19,579
Net income for the period		Ps.	26,646	Ps.	25,664	Ps.	63,008

Net income per share attributable to controlling interests (in Colombian pesos)	25		0.77		0.75		1.83

The following are the Other Comprehensive Income details from the discontinued operation for the years ended December 31, 2025, 2024 and 2023:

	Note		2025		2024		2023

Net income		Ps.	26,646	Ps.	25,664	Ps.	63,008

Other comprehensive income
Items that will be reclassified to profit or loss
Net foreign investment coverage
Unrealized net gain on fixed-income investments			171,542		50,695		113,940
		Ps.	171,542	Ps.	50,695	Ps.	113,940

Items that will not be reclassified to profit or loss
Actuarial losses in employee retirement plans			(796)		(5,393)		(1,694)
Income tax			199		1,348		423
		Ps.	(597)	Ps.	(4,045)	Ps.	(1,271)

Other comprehensive income, net of taxes	25.6		170,945		46,650		112,669
Total comprehensive income, net of taxes		Ps.	197,591	Ps.	72,314	Ps.	175,677

Total comprehensive income for the year attributable to:
Owners of the parent			135,679		49,702		120,747
Non-controlling interests			61,912		22,612		54,930
		Ps.	197,591	Ps.	72,314	Ps.	175,677

The following details the Consolidated Statement of Cash Flows for the discontinued operation, along with the restatement required for prior periods in accordance with IFRS 5:

	Note		2025		2024		2023

Cash flows from discontinued operations MFG

Net income before income tax		Ps.	57,872	Ps.	30,113	Ps.	64,369
Net cash (used) provided operating activities			(1,260,819)		251,642		(1,893,878)
Net cash provided (used in) investing activities			895,588		(202,561)		331,148
Net cash provided (used) financing activities	21.3		37,780		(2,223)		1,352,734
Effect of foreign currency changes on cash and cash equivalents			(73,843)		99,854		(166,676)
(Decrease) increase in cash and cash equivalents			(401,294)		146,712		(376,672)
Cash and cash equivalents at beginning of year			753,175		606,463		983,135
Cash and cash equivalents at end of year		Ps.	351,881	Ps.	753,175	Ps.	606,463

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

NOTE 14 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The detail of the investments in associates and joint ventures for the years ended December 31, 2025, and 2024 is as follows:

	December 31, 2025		December 31, 2024
Associates	Ps.	1,312,746	Ps.	1,429,186
Joint ventures		1,683		1,410
Total	Ps.	1,314,429	Ps.	1,430,596

As of the reporting date, no indications of impairment have been identified with respect to the investments.

The following table shows the balances of each investment in associates and joint ventures as of December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024
	Ownership	Book		Ownership	Book
	interest	value		interest	value
Associates
Gas Natural de Lima y Callao S.A. - Cálidda	40%	Ps.	573,723	40%	Ps.	699,910
Gases del Caribe S.A. E.S.P.	31%		357,602	31%		348,946
Credibanco S.A.	25%		221,955	25%		216,185
Redeban Multicolor S.A.	20%		44,266	20%		47,967
A.C.H Colombia S.A.	34%		51,253	34%		39,182
Aerocali S.A.	50%		28,140	50%		35,507
ADL Digital Lab S.A.S.	34%		18,970	34%		17,756
Colombiana de Extrusión S.A. - Extrucol	30%		13,395	30%		14,484
Metrex S.A.	18%		2,253	18%		2,089
Energía Eficiente S.A.	33%		1,189	33%		2,249
Servicios de Identidad Digital S.A.S. (1)	—%		—	33%		4,911
		Ps.	1,312,746		Ps.	1,429,186

(1) As of September 30, 2025, the Servicios de Identidad Digital S.A.S. associates was liquidated. There are no recorded liabilities or obligations associated with it.

	December 31, 2025			December 31, 2024
	Ownership	Book		Ownership	Book
	interest	value		interest	value
Joint ventures
Rentek S.A.S	50%		1,683	50%		465
Renting Automayor S.A.S. (1)	—%		—	50%		945
		Ps.	1,683		Ps.	1,410

(1) As of June 30, 2025, the Renting Automayor joint venture was liquidated. There are no recorded liabilities or obligations associated with it.

Most of our associates and joint ventures are domiciled in Colombia, with the exception of Gas Natural de Lima y Callao S.A. – Cálidda which resides in Perú.

The main corporate purpose of Grupo Aval´s associates is described as follows:

	Associate	Corporate purpose
1	Gas Natural de Lima y Callao S.A. - Cálidda	Gas distribution
2	Gases del Caribe S.A. E.S.P.	Gas distribution
3	Credibanco S.A.	Payment processing
4	Redeban Multicolor S.A.	Payment processing
5	A.C.H Colombia S.A.	Automated clearing house
6	Aerocali S.A.	Projects in airport infrastructure
7	Colombiana de Extrusión S.A. - Extrucol	Networks and infrastructure
8	ADL Digital Lab S.A.S.	Tecnology or digital services
9	Metrex S.A.	Manufacturing and commercialization of industrial equipment
10	Energía Eficiente S.A.	Gas distribution
11	Servicios de Identidad Digital S.A.S.	Digital services

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

As of December 31, 2025, and 2024, Grupo Aval did not have contingent assets as income receivable, that arose from any contractual difference with the gas distribution concession, other than a tariff recognition. There were also no contingent liabilities for fines or sanctions imposed by the Government in the development of these concession contracts for possible contractual breaches.

A roll-forward of investments in associates and joint ventures accounts is shown below for the years ended December 31, 2025, 2024 and 2023:

Associates

	December 31,		December 31,		December 31,
	2025		2024		2023
Balance at the beginning of the year	Ps.	1,429,186	Ps.	1,288,641	Ps.	1,419,296
Acquisitions		—		2,486		2,433
Participation in the profit or loss of the period		350,662		379,028		373,402
Participation in Other Comprehensive Income		(56,424)		15,329		(35,892)
Dividends declared		(339,018)		(314,504)		(363,466)
Liquidated entity		—		—		(282)
Effect of movements in exchange rates (1)		(71,660)		58,206		(106,850)
Balance at the end of the year	Ps.	1,312,746	Ps.	1,429,186	Ps.	1,288,641

(1) Corresponds to the variation in the TRM during 2025 of Ps. (652.07) per dollar and for 2024 Ps. 587.10 per dollar.

Joint ventures

	December 31,		December 31,		December 31,
	2025		2024		2023
Balance at the beginning of the year	Ps.	1,410	Ps.	2,042	Ps.	4,047
Participation in the period profit or loss		273		(632)		(2,005)
Balance at the end of the year	Ps.	1,683	Ps.	1,410	Ps.	2,042

The condensed financial information of the associates and joint ventures accounted for under the equity method is as follows:

Associates

At the time calculating the equity method, the year-end financial information of some associates was not available. Therefore, the financial information of immediately preceding month for the years 2025 and 2024 was used.

December 31, 2025

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Gas Natural del Lima y Callao S.A. - Cálidda	Ps.	6,204,218	Ps.	4,803,759	Ps.	1,400,459	Ps.	3,734,932	Ps.	3,291,043	Ps.	443,889
Gases del Caribe S.A. E.S.P.		4,817,617		3,625,934		1,191,684		3,520,991		3,174,260		346,731
Credibanco S.A.		1,045,699		159,027		886,672		607,405		570,946		36,459
Redeban Multicolor S.A.		1,586,493		1,367,392		219,101		618,712		598,855		19,858
A.C.H Colombia S.A.		201,087		49,488		151,599		348,505		243,264		105,241
Aerocali S.A.		77,925		21,645		56,280		201,140		165,874		35,266
ADL Digital Lab S.A.S.		98,554		42,760		55,794		101,926		98,358		3,568
Colombiana de Extrusión S.A. Extrucol		126,511		81,864		44,646		154,728		147,213		7,515
Metrex S.A.		51,127		38,607		12,520		75,916		72,468		3,448
Energía Eficiente S.A.		123,107		105,497		17,610		380,634		379,815		818
Servicios de Identidad Digital S.A.S.(1)		—		—		—		—		—		—

(1) As of September 30, 2025, the Servicios de Identidad Digital S.A.S. associates was liquidated. There are no recorded liabilities or obligations associated with it.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

December 31, 2024

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Gas Natural de Lima y Callao S.A. - Cálidda	Ps.	6,979,152	Ps.	5,251,752	Ps.	1,727,400	Ps.	3,647,158	Ps.	3,223,946	Ps.	423,212
Gases del Caribe S.A. E.S.P.		4,578,075		3,417,111		1,160,964		3,590,647		3,213,198		377,449
Redeban Multicolor S.A.		9,622,497		9,405,167		217,330		565,481		534,150		31,331
Credibanco S.A.		443,908		165,954		277,954		410,808		377,354		33,454
A.C.H Colombia S.A.		999,582		870,224		129,358		371,014		251,664		119,350
Aerocali S.A.		125,470		54,456		71,014		259,537		207,302		52,235
ADL Digital Lab S.A.S.		89,275		37,050		52,225		100,662		84,412		16,250
Colombiana de Extrusión S.A. - Extrucol		115,757		67,478		48,279		161,882		146,334		15,548
Metrex S.A.		44,452		32,841		11,611		67,163		64,669		2,494
Energía Eficiente S.A.		112,296		91,629		20,667		256,529		256,235		294
Servicios de Identidad Digital S.A.S.		31,639		17,367		14,272		145		4,478		(4,333)

Joint Ventures

At the time calculating the equity method, the year-end financial information of joint ventures was not available. Therefore, the information of immediately preceding month for the years 2025 and 2024 was used.

December 31, 2025

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Rentek S.A.S	Ps.	26,525	Ps.	23,158	Ps.	3,367	Ps.	16,119	Ps.	13,682	Ps.	2,437
Renting Automayor S.A. (1)		—		—		—		—		—		—

(1) As of June 30, 2025, the Renting Automayor joint venture was liquidated. There are no recorded liabilities or obligations associated with it.

December 31, 2024

	Assets		Liabilities		Equity		Income		Expenses		Net income LTM
Rentek S.A.S	Ps.	29,131	Ps.	28,202	Ps.	929	Ps.	15,453	Ps.	14,524	Ps.	929
Renting Automayor S.A.		102,899		101,008		1,891		29,928		32,121		(2,193)

NOTE 15 – TANGIBLE ASSETS

The movement of the carrying value amounts of tangible assets for the period ended on December 31, 2025, 2024 and 2023 is as follows:

								Given in
				Right-of-use		Investment		operating		Biological
Cost		For own use (1)		assets		properties (2)		leases		assets (3)		Total
Balance as of January 1, 2022	Ps.	7,456,503	Ps.	2,095,839	Ps.	880,963	Ps.	100,800	Ps.	212,630	Ps.	10,746,735
Increase / (decrease) due to changes in the lease variables		—		636,227		—		—		—		636,227
Purchases or capitalized expenses (4)		561,009		236,652		56,307		30,587		26,118		910,673
Withdrawals / Sales (5)		(544,069)		(174,060)		(200,670)		(16)		(26,677)		(945,492)
Changes in fair value		—		—		92,607		—		18,601		111,208
Revaluation of investment properties		—		—		557		—		—		557
Transfers to/from non-current assets held for sale		(189,295)		—		95,593		—		—		(93,702)
Loss of control in subsidiary		(565)		—		—		—		—		(565)
Discontinued operations (6)		(795)		—		(7,649)		—		—		(8,444)
Effect of movements in exchange rates		(151,520)		(39,001)		(7,079)		—		—		(197,600)
Reclassifications		(17,712)		(504,889)		(4,160)		(2,290)		—		(529,051)
Balance as of December 31, 2023	Ps.	7,113,556	Ps.	2,250,768	Ps.	906,469	Ps.	129,081	Ps.	230,672	Ps.	10,630,546
Increase / (decrease) due to changes in the lease variables		—		177,314		—		—		—		177,314
Purchases or capitalized expenses (4)		631,313		185,779		37,859		9,835		26,572		891,358
Withdrawals / Sales (5)		(417,570)		(145,986)		(85,975)		(117)		(26,494)		(676,142)
Changes in fair value		—		—		36,705		—		7,589		44,294
Revaluation of investment properties		—		—		16,935		—		—		16,935
Transfers to/from non-current assets held for sale		186		—		22,370		—		—		22,556

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

								Given in
				Right-of-use		Investment		operating		Biological
Cost		For own use (1)		assets		properties (2)		leases		assets (3)		Total
Discontinued operations (6)		(4,343)		—		(864)		—		—		(5,207)
Effect of movements in exchange rates		97,963		27,212		6,966		—		—		132,141
Reclassifications		(52,930)		(47,325)		32,470		(8,468)		—		(76,253)
Balance as of December 31, 2024	Ps.	7,368,175	Ps.	2,447,762	Ps.	972,935	Ps.	130,331	Ps.	238,339	Ps.	11,157,542
Increase / (decrease) due to changes in the lease variables		—		146,733		—		—		—		146,733
Purchases or capitalized expenses (4)		585,117		360,573		165,271		16,888		27,222		1,155,071
Withdrawals / Sales (5)		(598,233)		(110,398)		(344,236)		(3,213)		(33,548)		(1,089,628)
Changes in fair value		—		—		68,306		—		3,396		71,702
Revaluation of investment properties		—		—		404		—		—		404
Transfers to/from non-current assets held for sale		(17,297)		—		26,604		—		—		9,307
Transfers from other accounts receivable for concession contracts and intangible assets (7)		2,816,300		—		—		—		—		2,816,300
Discontinued operations (6)		(65,829)		—		2,734		—		—		(63,095)
Reclassification MFG operation (8)		(247,186)		(87,040)		(10,026)		—		—		(344,252)
Effect of movements in exchange rates		(120,183)		(26,421)		(7,868)		—		—		(154,472)
Reclassifications		(18,278)		(1,754)		8,855		(13,473)		—		(24,650)
Balance as of December 31, 2025	Ps.	9,702,586	Ps.	2,729,455	Ps.	882,979	Ps.	130,533	Ps.	235,409	Ps.	13,680,962

								Given in
				Right-of-use		Investment		operating		Biological
Accumulated Depreciation:		For own use (1)		assets		properties (2)		leases		assets (3)		Total
Balance as of January 1, 2022	Ps.	(2,720,889)	Ps.	(766,245)	Ps.	—	Ps.	(18,413)	Ps.	—	Ps.	(3,505,547)
Depreciation of the year charged against profit or loss		(275,312)		(237,514)		—		(18,575)		—		(531,401)
Withdrawals / Sales (5)		246,714		90,904		—		16		—		337,634
Transfers to/from non-current assets held for sale		57,298		—		—		—		—		57,298
Loss of control in subsidiary		476		—		—		—		—		476
Discontinued operations (6)		(14,607)		(10,974)		—		—		—		(25,581)
Effect of movements in exchange rates		29,602		11,611		—		—		—		41,213
Reclassification		(3,694)		(1,593)		—		2,290		—		(2,997)
Balance as of December 31, 2023	Ps.	(2,680,412)	Ps.	(913,811)	Ps.	—	Ps.	(34,682)	Ps.	—	Ps.	(3,628,905)
Depreciation of the year charged against profit or loss		(273,582)		(265,586)		—		(22,677)		—		(561,845)
Withdrawals / Sales (5)		226,338		99,664		—		22		—		326,024
Transfers to/from non-current assets held for sale		1,007		—		—		—		—		1,007
Discontinued operations (6)		(11,787)		(10,485)		—		—		—		(22,272)
Effect of movements in exchange rates		(20,173)		(10,006)		—		—		—		(30,179)
Reclassification		(2,171)		4,086		—		7,498		—		9,413
Balance as of December 31, 2024	Ps.	(2,760,780)	Ps.	(1,096,138)	Ps.	—	Ps.	(49,839)	Ps.	—	Ps.	(3,906,757)
Depreciation of the year charged against profit or loss		(294,386)		(281,007)		—		(22,504)		—		(597,897)
Withdrawals / Sales (5)		237,052		73,101		—		1,280		—		311,433
Transfers to/from non-current assets held for sale		3,309		—		—		—		—		3,309
Discontinued operations (6)		(9,269)		(10,799)		—		—		—		(20,068)
Reclassification MFG operation (8)		49,418		53,964		—		—		—		103,382
Effect of movements in exchange rates		22,079		12,998		—		—		—		35,077
Reclassification		(11,807)		462		—		13,031		—		1,686
Balance as of December 31, 2025	Ps.	(2,764,384)	Ps.	(1,247,419)	Ps.	—	Ps.	(58,032)	Ps.	—	Ps.	(4,069,835)

								Given in
				Right-of-use		Investment		operating		Biological
Impairment losses:		For own use (1)		assets		properties (2)		leases		assets (3)		Total
Balance as of January 1, 2022	Ps.	(5,372)	Ps.	—	Ps.	—	Ps.	(375)	Ps.	—	Ps.	(5,747)
Year impairment charge		31		—		—		(35)		—		(4)
Balance as of December 31, 2023	Ps.	(5,341)	Ps.	—	Ps.	—	Ps.	(410)	Ps.	—	Ps.	(5,751)
Year impairment charge		(3,988)		—		—		356		—		(3,632)
Effect of movements in exchange rates		(22)		—		—		—		—		(22)
Reclassification		2,061		—		—		—		—		2,061
Balance as of December 31, 2024	Ps.	(7,290)	Ps.	—	Ps.	—	Ps.	(54)	Ps.	—	Ps.	(7,344)
Year impairment charge		335		—		—		(8)		—		327
Withdrawals / Sales (5)		4,087		—		—		—		—		4,087
Effect of movements in exchange rates		103		—		—		—		—		103
Balance as of December 31, 2025	Ps.	(2,765)	Ps.	—	Ps.	—	Ps.	(62)	Ps.	—	Ps.	(2,827)

								Given in
				Right-of-use		Investment		operating		Biological
Tangible assets, net:		For own use (1)		assets		properties (2)		leases		assets (3)		Total
Balance as of December 31, 2023	Ps.	4,427,803	Ps.	1,336,957	Ps.	906,469	Ps.	93,989	Ps.	230,672	Ps.	6,995,890
Balance as of December 31, 2024	Ps.	4,600,105	Ps.	1,351,624	Ps.	972,935	Ps.	80,438	Ps.	238,339	Ps.	7,243,441
Balance as of December 31, 2025 (9)	Ps.	6,935,437	Ps.	1,482,036	Ps.	882,979	Ps.	72,439	Ps.	235,409	Ps.	9,608,300

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

(1)	Assets for own use different than assets given in operating lease are included.
(2)	The total of purchases of investment properties, includes assets received in total or partial settlement of the payment obligations of debtors at December 31, 2025 for Ps. 157,008, at December 31, 2024 for Ps. 37,049 and at December 31, 2023 for Ps. 56,144; other movements at December 31, 2024 for Ps.17.
(3)	See note 5.3, “Fair value determination”.
(4)	The amount of purchases for own use assets include: (i) Capitalized expenses at December 31, 2025 for Ps. 4,096, at December 31, 2024 for Ps. 4,250 and at December 31, 2023 for Ps. 802; (ii) Dismantling cost at December 31, 2025 for Ps. 658, at December 31, 2024 for Ps. 799, and at December 2023 for Ps. 1,723; (iii) Dividends received in kind at Corficolombiana for December 31, 2025 for Ps.1,651, (iv) Discontinued operation for December 31, 2025 for Ps. 4,203, at December 31, 2024 for Ps. 12,223 and at December 2023 for Ps. 9,488.
(5)	This includes the recognition of write-offs for assets transferred to the Nexus Investment Fund. As of December 31, 2025, for own use amount to Ps. (389,858) and for investment properties to Ps. (57,162). As of December 31, 2024, for own use amount to Ps. (51,499) and for investment properties to Ps. (5,209). As of December 31, 2023, for own use amount to Ps. (173,224) and for investment properties to Ps. (69,575).
(6)	See note 13.B., "Discontinued operation related to Multi Financial Group".
(7)	As of December 31, 2025, the reclassification from financial assets of Ps. 2,648,078 and from intangible assets - concessions of Ps. 168,222; due to the termination of the concession contract for the Ballena–Cartagena gas pipeline section, operated by Promigas, in compliance with the contractual and regulatory conditions applicable to the natural gas transportation system. See note 12.1 “Assets in concession contracts”. See note 16 “Assets in concession contracts”.
(8)	This corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.
(9)	As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

15.1.  Property, plant and equipment for own use

The following is the detail of the balance as of December 31,2025 and 2024, for each type of property, plant and equipment for own use:

			Accumulated		Impairment		Carrying
December 31, 2025	Cost (1)		depreciation		loss		amount
Land	Ps.	508,911	Ps.	—	Ps.	(1,866)	Ps.	507,045
Buildings		1,073,721		(347,660)		(703)		725,358
Office equipment and accessories		640,006		(498,112)		(47)		141,847
Information technology equipment		1,503,419		(1,021,605)		(147)		481,667
Vehicles		98,071		(78,092)		—		19,979
Equipment and machinery (2)		5,057,435		(639,478)		(2)		4,417,955
Warehouses		11,096		(3,564)		—		7,532
Improvements in leaseholds properties		185,840		(129,081)		—		56,759
Construction in progress		292,211		—		—		292,211
Bearer plants		331,876		(46,792)		—		285,084
Balance as of December 31, 2025 (3)	Ps.	9,702,586	Ps.	(2,764,384)	Ps.	(2,765)	Ps.	6,935,437

			Accumulated		Impairment		Carrying
December 31, 2024	Cost (1)		depreciation		loss		amount
Land	Ps.	758,682	Ps.	—	Ps.	(1,865)	Ps.	756,817
Buildings		1,624,279		(406,255)		(812)		1,217,212
Office equipment and accessories		645,546		(499,752)		(30)		145,764
Information technology equipment		1,521,882		(1,002,890)		(175)		518,817
Vehicles		98,918		(79,629)		—		19,289
Equipment and machinery		1,957,838		(592,451)		(4,408)		1,360,979
Warehouses		11,037		(3,391)		—		7,646
Improvements in leaseholds properties		226,588		(133,298)		—		93,290
Construction in progress		208,234		—		—		208,234
Bearer plants		315,171		(43,114)		—		272,057
Balance as of December 31, 2024	Ps.	7,368,175	Ps.	(2,760,780)	Ps.	(7,290)	Ps.	4,600,105

(1) The cost of the tangible assets for own use includes borrowing costs capitalized for Ps. 20,057, at December 31, 2025 and for Ps. 12,666, at December 31, 2024 with a capitalized interest rate (weighted average) of 18.16% and 14.87% respectively.

(2) It includes the reclassification due to the termination of the Ballena-Cartagena concession contract with Promigas, in compliance with the contractual and regulatory conditions applicable to the natural gas transportation system. See note 15 “Tangible Assets”.

(3) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

15.2 Right-of-use assets:

The following tables show the balance as of December 31, 2025 and 2024, by type of right-of-use asset recognized as part of tangible assets:

			Accumulated		Carrying
December 31, 2025		Cost	depreciation		amount
Land	Ps.	41,578	Ps.	(7,082)	Ps.	34,496
Buildings		2,016,220		(846,610)		1,169,610
Office equipment and accessories		12,451		(6,334)		6,117
Information technology equipment		163,048		(123,149)		39,899
Vehicles		62,774		(42,514)		20,260
Equipment and machinery		250,319		(123,480)		126,839
Warehouses		183,065		(98,250)		84,815
Balance as of December 31, 2025 (1)	Ps.	2,729,455	Ps.	(1,247,419)	Ps.	1,482,036

			Accumulated		Carrying
December 31, 2024	Cost		depreciation		amount
Land	Ps.	45,789	Ps.	(8,544)	Ps.	37,245
Buildings		1,792,794		(747,684)		1,045,110
Office equipment and accessories		4,887		(4,441)		446
Information technology equipment		152,662		(104,341)		48,321
Vehicles		62,700		(39,107)		23,593
Equipment and machinery		226,216		(110,288)		115,928
Warehouses		162,714		(81,733)		80,981
Balance as of December 31, 2024	Ps.	2,447,762	Ps.	(1,096,138)	Ps.	1,351,624

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

15.3 Investment properties

The following is the detail of the existing investment properties, for the periods ended December 31,2025 and 2024:

			Accumulated
			adjustments		Carrying
December 31, 2025	Cost		to fair value		amount
Land	Ps.	282,748	Ps.	302,379	Ps.	585,127
Buildings		227,547		70,305		297,852
Balance as of December 31, 2025 (1)	Ps.	510,295	Ps.	372,684	Ps.	882,979

			Accumulated
			adjustments		Carrying
December 31, 2024	Cost		to fair value		amount
Land	Ps.	278,186	Ps.	275,084	Ps.	553,270
Buildings		349,249		70,416		419,665
Balance as of December 31, 2024	Ps.	627,435	Ps.	345,500	Ps.	972,935

(1) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

The following amounts have been recognized in the Consolidated Statement of Income during the years ended on December 31, 2025, 2024 and 2023 in relation to investments properties:

	December 31,		December 31,		December 31,
	2025		2024		2023
Income from rents	Ps.	8,716	Ps.	9,863	Ps.	9,618
Direct operating expenses deriving from property investments which create income from rent		(7,732)		(1,045)		(1,294)
Direct operating expenses deriving from property investments which do not create income from rent		(5,857)		(11,274)		(13,733)
	Ps.	(4,873)	Ps.	(2,456)	Ps.	(5,409)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

15.4 Tangible assets given in operating leases:

The following is the detail of the balance as of December 31, 2025 and 2024, by type of property, plant and equipment given in operating lease:

			Accumulated		Impairment		Carrying
December 31, 2025	Cost		depreciation		loss		amount
Computing equipment	Ps.	42,358	Ps.	(29,647)	Ps.	—	Ps.	12,711
Vehicles		64,933		(18,720)		—		46,213
Mobilization equipment and machinery		23,242		(9,665)		(62)		13,515
Balance as of December 31, 2025	Ps.	130,533	Ps.	(58,032)	Ps.	(62)	Ps.	72,439

			Accumulated		Impairment		Carrying
December 31, 2024	Cost		depreciation		loss		amount
Computing equipment	Ps.	42,980	Ps.	(26,431)	Ps.	—	Ps.	16,549
Vehicles		63,243		(15,408)		—		47,835
Mobilization equipment and machinery		24,108		(8,000)		(54)		16,054
Balance as of December 31, 2024	Ps.	130,331	Ps.	(49,839)	Ps.	(54)	Ps.	80,438

15.5 Non-cash transactions:

The following details are the tangible asset related non-cash items associated with investing activities in our statement of cash flows

Non-cash investing activities:

	December 31,		December 31,		December 31,
	2025		2024		2023
Additions of properties by right of use	Ps.	462,313	Ps.	185,218	Ps.	284,793
Additions of goods received in payment		248,792		139,535		103,886
Leaseback transactions		642,981		152,497		628,700
Reclassification of financial assets to owner-occupied properties		2,816,301		—		—
Total non-cash	Ps.	4,170,387	Ps.	477,250	Ps.	1,017,379

NOTE 16 – CONCESSION ARRANGEMENTS RIGHTS

The following is the balance of the assets in concession arrangements registered in the Group as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
Financial assets at fair value (1)	Ps.	2,635,437	Ps.	4,181,835
Financial asset at amortized cost net (2)		14,431,265		15,078,406
Total financial assets in concession arrangements rights (3)	Ps.	17,066,702	Ps.	19,260,241
Intangible assets (1)		13,495,108		14,314,560
Total assets in concession arrangements rights	Ps	30,561,810	Ps.	33,574,801
(1)	The variation corresponds to the termination of the concession agreement for the Ballena–Cartagena gas pipeline section, operated by Promigas, in compliance with the contractual and regulatory conditions applicable to the natural gas transportation system. As a result, the asset is reclassified as property, plant, and equipment, with Promigas remaining as its operator. See note 12.1, “Assets under concession agreements” and 16.2 “Financial assets in concession arrangements”.
(2)	As of December 31, 2025 and 2024, the balance of the financial asset at amortized cost includes an impairment expense of Ps. 648 and Ps. (709) respectively, see note 16.1.
(3)	See note 12.1, “Assets under concession agreements”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

16.1     Financial Assets in Concession Arrangements

The following table shows the changes in financial assets in concession arrangements registered in Grupo Aval’s subsidiaries for the years ended on December 31, 2025, 2024 and 2023:

	Energy and Gas						Infrastructure
	At fair value		At amortized cost		Total		At amortized cost		Total
Balance as of January 1, 2023	Ps.	3,507,231	Ps.	4,824	Ps.	3,512,055	Ps.	12,640,961	Ps.	16,153,016
Additions or new concession arrangements		—		118,109		118,109		877,884		995,993
Collections during the year		—		—		—		(1,144,396)		(1,144,396)
Adjustment to fair value		323,685		—		323,685		—		323,685
Accrued interest		—		—		—		1,493,115		1,493,115
Year impairment charge		—		—		—		(223)		(223)
Effect of movements in exchange rates		—		(8,370)		(8,370)		—		(8,370)
Balance as of December 31, 2023	Ps.	3,830,916	Ps.	114,563	Ps.	3,945,479	Ps.	13,867,341	Ps.	17,812,820
Additions or new concession arrangements		—		76,572		76,572		1,100,702		1,177,274
Collections during the year		—		(74,231)		(74,231)		(897,403)		(971,634)
Adjustment to fair value		350,919		—		350,919		—		350,919
Accrued interest		—		—		—		861,175		861,175
Year impairment charge		—		—		—		(709)		(709)
Effect of movements in exchange rates		—		30,396		30,396		—		30,396
Balance as of December 31, 2024	Ps.	4,181,835	Ps.	147,300	Ps.	4,329,135	Ps.	14,931,106	Ps.	19,260,241
Additions or new concession arrangements		—		19,451		19,451		543,610		563,061
Net effect from concession termination (1)		(2,169,561)		—		(2,169,561)		—		(2,169,561)
Collections during the year (2)		—		(155,978)		(155,978)		(1,947,215)		(2,103,193)
Adjustment to fair value		623,163		—		623,163		—		623,163
Accrued interest		—		—		—		879,130		879,130
Year impairment charge		—		—		—		648		648
Effect of movements in exchange rates		—		13,213		13,213		—		13,213
Balance as of December 31, 2025	Ps.	2,635,437	Ps.	23,986	Ps.	2,659,423	Ps.	14,407,279	Ps.	17,066,702
(1)	As of December 31, 2025, the Company recognizes the termination of the concession contract related to the Ballena–Cartagena gas pipeline segment, operated by Promigas.
(2)	As of December 31, 2025, advances received under Infrastructure relate to Concesionaria Vial del Oriente S.A.S. for Ps. (547,452) and Concesionaria Vial del Pacífico S.A.S. for Ps. (1,399,763). As of December 31, 2024, advances received under Infrastructure relate to Concesionaria Panamericana S.A. for Ps. (27,795), Concesionaria Vial del Oriente S.A.S. for Ps. (848,947), and Concesionaria Vial del Pacífico S.A.S. for Ps. (20,661).

16.2     Intangible Assets in Concession Arrangements

The following table shows the movements of the main concession arrangements in Grupo Aval’s subsidiaries under intangible assets during years ended at December 31, 2025, 2024 and 2023:

Cost	Energy and Gas		Infrastructure		Total
Balance as of January 1, 2023	Ps.	7,238,835	Ps.	7,521,341	Ps.	14,760,176
Additions (1)		588,454		714,489		1,302,943
Transfers to PPE		229		4,041		4,270
Withdrawals		(6,489)		—		(6,489)
Effect of movements in exchange rates (2)		(712,856)		—		(712,856)
Balance as of December 31, 2023	Ps.	7,108,173	Ps.	8,239,871	Ps.	15,348,044
Additions (1)		741,423		708		742,131
Transfers to PPE		244		—		244
Transfer to non-current assets held for sale		(33,400)		—		(33,400)
Withdrawals		(21,794)		—		(21,794)
Effect of movements in exchange rates (2)		472,522		—		472,522
Balance as of December 31, 2024	Ps.	8,267,168	Ps.	8,240,579	Ps.	16,507,747
Additions (1)		726,404		—		726,404
Transfers to Other Intangible Assets (3)		(31,347)		—		(31,347)
Transfers to / from PPE (3)		(722,070)		—		(722,070)
Transfers to / from other accounts receivable for concession contracts (3)(4)		(639,347)		62,940		(576,407)
Withdrawals		(9,760)		—		(9,760)
Effect of movements in exchange rates (2)		(571,471)		—		(571,471)
Balance as of December 31, 2025	Ps.	7,019,577	Ps.	8,303,519	Ps.	15,323,096

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Cost	Energy and Gas		Infrastructure		Total

Accumulated Amortization	Energy and Gas		Infrastructure		Total
Balance as of January 1, 2023	Ps.	(1,339,183)	Ps.	(165,863)	Ps.	(1,505,046)
Amortization of the year		(277,702)		(39,385)		(317,087)
Transfers to PPE		—		(2,184)		(2,184)
Withdrawals		289		—		289
Effect of movements in exchange rates (2)		41,062		—		41,062
Balance as of December 31, 2023	Ps.	(1,575,534)	Ps.	(207,432)	Ps.	(1,782,966)
Amortization of the year		(303,951)		(93,095)		(397,046)
Transfers to PPE		18		—		18
Transfer to non-current assets held for sale		26,426		—		26,426
Withdrawals		6,997		—		6,997
Effect of movements in exchange rates (2)		(37,931)		—		(37,931)
Balance as of December 31, 2024	Ps.	(1,883,975)	Ps.	(300,527)	Ps.	(2,184,502)
Amortization of the year		(319,923)		(86,002)		(405,925)
Transfers to Other Intangible Assets (3)		3,609		—		3,609
Transfers to / from PPE (3)		551,313		—		551,313
Transfers to other accounts receivable for concession contracts (3)		160,830		—		160,830
Withdrawals		3,136		—		3,136
Effect of movements in exchange rates (2)		44,576		—		44,576
Balance as of December 31, 2025	Ps.	(1,440,434)	Ps.	(386,529)	Ps.	(1,826,963)

Impairment loss	Energy and Gas		Infrastructure		Total
Balance as of January 1, 2023	Ps.	(7,811)	Ps.	(4,613)	Ps.	(12,424)
Period impairment charge		—		4,613		4,613
Balance as of December 31, 2023	Ps.	(7,811)	Ps.	—	Ps.	(7,811)
Period impairment charge		(874)		—		(874)
Balance as of December 31, 2024	Ps.	(8,685)	Ps.	—	Ps.	(8,685)
Transfers to / from PPE (3)		2,535		—		2,535
Withdrawals		5,125		—		5,125
Balance as of December 31, 2025	Ps.	(1,025)	Ps.	—	Ps.	(1,025)

Total Intangible Assets	Energy and Gas		Infrastructure		Total
Balance as of January 1, 2023	Ps.	5,891,841	Ps.	7,350,865	Ps.	13,242,706
Cost		(130,662)		718,530		587,868
Amortization		(236,351)		(41,569)		(277,920)
Impairment loss		—		4,613		4,613
Balance as of December 31, 2023 (5)	Ps.	5,524,828	Ps.	8,032,439	Ps.	13,557,267
Cost		1,158,995		708		1,159,703
Amortization		(308,441)		(93,095)		(401,536)
Impairment loss		(874)		—		(874)
Balance as of December 31, 2024 (5)	Ps.	6,374,508	Ps.	7,940,052	Ps.	14,314,560
Cost		(1,247,591)		62,940		(1,184,651)
Amortization		443,541		(86,002)		357,539
Impairment loss		7,660		—		7,660
Balance as of December 31, 2025 (3)(5)	Ps.	5,578,118	Ps.	7,916,990	Ps.	13,495,108
(1)	Gas and Energy, includes borrowing costs capitalized for Ps. 44,136 as of December 31, 2025; Ps. 39,433 as of December 31, 2024 and Ps. 31,672 as of December 31, 2023.
(2)	Corresponds to the variation in the TRM between January and December: Ps. (652.07) per U.S. dollar in 2025, Ps. 587.1 in 2024, and Ps. (988.15) in 2023.
(3)	For energy and gas, corresponds to the transfer of the value assigned to the residual control of the assets associated with the Ballena-Cartagena contract, in compliance with the contractual and regulatory conditions applicable to the natural gas transportation system. See note 12.1, “Assets in concession contracts.” See note 15, “Tangible assets.” See note 18, “Other intangible assets”.
(4)	For infrastructure, corresponds to the recognition for tariff differential in accordance with Resolution No. 20253040030445 of August 4, 2025, which authorizes the increase of tolls to apply the collections that were not made during the years 2023 and 2024.
(5)	As of December 31, 2025, includes intangible assets arising from concession contracts under construction in the Energy and Gas segment amounting to Ps. 190,673. As of December 31, 2024, includes intangible assets arising from concession contracts under construction in the Energy and Gas segment amounting to Ps. 209,535.

The following is a summary of the main concession contracts granted to Grupo Aval’s subsidiaries as of December 31, 2025:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

						Year of
Concession					Contract	construction	% Work	Concession
Owner	Recognition	Business and country	Objective	Current stage	date	start	Progress	end date
Gas and Energy
Surtigas S.A. E.S.P.	Fair value / Intangible assets	Energy and Gas Colombia	Purchase, storage, packaging and distribution of gases derived from hydrocarbons.	Operation	03/1984 to 04/1994	1984	100%	2034 to 2045
Transmetano E.S.P. S.A.	Fair value / Intangible assets	Energy and Gas Colombia	Construction, operation and maintenance of gas transportation systems.	Operation	08/1994	1996	100%	2044
Promigas S.A. E.S.P.	Fair value / Intangible assets	Energy and Gas Colombia	Purchase, sale, transportation, distribution, exploitation and exploration of natural gas, oil and hydrocarbons in general.	Operation	05/1976 to 11/1994	1976	100%	2026 to 2044
Promioriente S.A. E.S.P.	Fair value / Intangible assets	Energy and Gas Colombia	Construction, operation and maintenance of gas pipelines.	Operation	09/1995	1995	100%	2045
Gases de Occidente S.A. E.S.P.	Fair value / Intangible assets	Energy and Gas Colombia	Transportation and distribution of liquefied petroleum gas and natural gas.	Operation	08/1998	1998	100%	2047
Compañía Energética de Occidente S.A. E.S.P. (1)	Intangible assets	Energy and Gas Colombia	Administrative, operational, technical and commercial management for the provision of electrical energy.	Operation and construction	01/2010	2010	100%	2035
Sociedad Portuaria El Cayao S.A. E.S.P.	Intangible assets	Energy and Gas Colombia	Construction, maintenance and administration of ports.	Operation	07/2015	2015	100%	2035
Gases del Pacífico S.A.C.	Amortized cost / Intangible assets	Energy and Gas Perú	Purchase, sale, production, commercialization of energy in any of its forms.	Operation	10/2013	2015	100%	2034
Gases del Norte del Perú S.A.C.	Amortized cost / Intangible assets	Energy and Gas Perú	Construction and distribution service of natural gas.	Operation and construction	11/2019	2020	100%	2051
Infrastructure
Proyectos de Infraestructura S.A.	Intangible assets	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1993	1994	100%	2033
Concesionaria Panamericana S.A.S.	Amortized cost / Intangible assets	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation and maintenance	12/1997	2009	100%	2035
Concesionaria Vial del Pacífico S.A.S.	Amortized cost	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	09/2014	2018	97%	2043
Concesionaria Nueva Vía del Mar S.A.S.	Amortized cost	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Preconstruction	01/2015	2027	4.11%	2044
Concesionaria Vial Andina S.A.S.	Intangible assets	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation and maintenance	06/2015	2016	100%	2054
Concesionaria Vial Del Oriente S.A.S.	Amortized cost	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	07/2015	2018	98.32%	2043

(1)  The concession has an investment commitment for the expansion, replacement and improvement of the infrastructure which as of December 2025 has an advance of 62.34%.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

NOTE 17 – GOODWILL

The detail of the balance for goodwill as of December 31, 2025, and 2024 is as follows:

	December 31, 2025		December 31, 2024
Balance at the beginning of the year	Ps.	2,223,608	Ps.	2,202,222
Impairment charge (1)		(5,880)		—
Discontinued operations (2)		(136,858)		—
Effect of movements in exchange rates (3)		(23,754)		21,386
Balance at the end of the year	Ps.	2,057,116	Ps.	2,223,608

(1) Corresponds to the recognition of impairment over Concesionaria Panamericana S.A.S.

(2) See note 13.A., "Assets and liabilities classified as held for sale of Multi Financial Group"

(3) The foreign exchange adjustment is attributable to Multifinancial Group Inc.

The following is the detail of goodwill assigned per Cash Generating Units (CGU), representing the smallest identifiable levels which are monitored by Grupo Aval’s management and which are not greater than the business’ segments:

Goodwill carrying amount
CGU	December 31, 2025		December 31, 2024
Sociedad Administradora de Fondos de Pensiones, Cesantías y del CCAI Porvenir S.A.	Ps.	538,231	Ps.	538,231
Banco de Bogotá S.A. over Megabanco (1)		465,905		465,905
Banco Popular S.A.		358,401		358,401
Banco de Bogotá S.A.		301,222		301,222
Promigas S.A. and Subsidiaries		169,687		169,687
Banco de Bogotá S.A. over Multi Financial Group Inc. (2)		—		160,612
Banco de Occidente S.A.		127,571		127,571
Concesionaria Panamericana S.A.S. (3)		66,714		72,594
Banco de Occidente S.A. over Banco Unión (1)		22,724		22,724
Hoteles Estelar S.A.		6,661		6,661
Total goodwill	Ps.	2,057,116	Ps.	2,223,608

(1) Goodwill recognized as a result of mergers between Banco de Bogotá and Megabanco, Banco de Occidente and Banco Unión.

(2) See note 13.A., "Assets and liabilities classified as held for sale of Multi Financial Group"

(3) The variation presented corresponds to the recognition of impairment on the CGU.

The recoverable amount of each cash generating unit was determined based on a valuation carried out by an appropriate expert. Such calculations used cash flow projections, covering periods from 5 to 11 years. Cash flows subsequent to these periods were extrapolated using estimated growth rates for such flows, not exceeding the average of the economic sector where the cash generating unit operates.

Below is the detail of the most significant values that comprise Goodwill:

A.  Sociedad Administradora de Fondos de Pensiones, Cesantías y del CCAI Porvenir S.A.

Porvenir absorbed AFP Horizonte Pensiones y Cesantías S.A. and the goodwill in question was allocated to the groups of cash-generating units that together made up Porvenir later that same year.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser who issued his report in January, 2026, based on financial statements of Porvenir on September 30, 2025, and which was reviewed by management. The conclusion was that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 11,514,603, exceeding the book value by Ps. 7,734,572.

The following are the main assumptions used in the impairment test impairment testing on the dates listed, even though the valuation exercise includes a 11-years projection, the table shows five years because from year six onwards the projection rates do not show significant variations:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

December 31, 2025
	2026	2027	2028	2029	2030
Interest rate on investments	8.4%	6.8%	6.9%	6.9%	6.9%
Borrowing rate	5.8%	5.8%	5.8%	5.8%	5.8%
Growth in income from commissions	16.9%	7.5%	5.6%	5.8%	11.1%
Growth in expenses	5.8%	5.3%	5.3%	4.5%	4.4%
Inflation	3.1%	3.0%	3.0%	3.0%	3.0%
Discount interest rate after taxes	9.3%	7.5%	7.8%	7.8%	7.8%
Growth rate after eleven years	3.0%

December 31, 2024
	2025	2026	2027	2028	2029
Interest rate on investments	8.6%	6.8%	6.9%	6.9%	6.9%
Borrowing rate	5.8%	5.8%	5.8%	5.8%	5.8%
Growth in income from commissions	15.1%	22.0%	5.2%	6.9%	6.0%
Growth in expenses	9.4%	5.6%	5.2%	4.9%	4.2%
Inflation	3.0%	3.0%	3.0%	3.0%	3.0%
Discount interest rate after taxes	9.9%	8.8%	7.5%	7.9%	7.8%
Growth rate after eleven years	3.0%

A 11-years projection was made to estimate goodwill based on macroeconomic assumptions and those related to the business, as indicated in the foregoing tables, which were determined as follows:

●	Investments and borrowing rates were projected using historical data and data provided by the Company on the business.
●	Investment interest rates correspond to returns on stabilization reserves.
●	Borrowing rates correspond to the last observed value, on the understanding that if Porvenir acquires debt, it should pay that rate.
●	Growth in expenses considers operating and miscellaneous expenses.
●	The estimated increases in commissions and expenses are based on business growth and other transactions estimated by the Company.
●	The inflation rate used in the projections is based on reports from outside sources, such as The International Monetary Fund and intragroup sources such as Corficolombiana's experienced independent research team.
●	The growth rate used for the terminal value was 3.0%, which is the average projected inflation provided by the independent specialists.

The after-tax discount interest rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units assigned with goodwill would be Ps. 13,637,155 higher than this book value as of December, 2025 of Ps. 3,780,031.

B. Cash-generating units inside Banco de Bogotá

Goodwill was generated in 2006 with the acquisition of 94.99% of the shares of Banco de Crédito y Desarrollo Social – MEGABANCO S.A. and later merged with Banco de Bogotá. This operation was authorized by the Office of the Superintendency of Finance in Resolution No. 917 dated June 2, 2006.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser who issued his report in January, 2026, based on Banco de Bogotá´s financial statements as of September 30, 2025, and which was reviewed by management. Given the merger with the acquired company, it was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 14,631,671 exceeds the book value by Ps. 7,652,115.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

December 31, 2025
	2026	2027	2028	2029	2030
Lending rate on the loan portfolio and investments	11.8%	11.2%	11.0%	11.1%	11.1%
Borrowing rate	6.2%	5.3%	4.9%	4.8%	4.9%
Growth in income from commissions	11.6%	27.3%	6.6%	7.6%	8.0%
Growth in expenses	15.2%	2.4%	6.8%	6.1%	6.4%
Inflation	3.4%	2.9%	2.9%	2.9%	2.9%
Discount rate after taxes	12.4%	11.1%	11.2%	11.2%	11.2%
Growth rate after five years	5.9%

December 31, 2024
	2025	2026	2027	2028	2029
Lending rate on the loan portfolio and investments	11.2%	10.7%	10.7%	10.8%	10.8%
Borrowing rate	5.2%	5.7%	5.8%	5.9%	6.0%
Growth in income from commissions	9.5%	13.7%	13.1%	17.7%	5.2%
Growth in expenses	10.7%	5.9%	6.7%	8.0%	7.9%
Inflation	5.3%	3.0%	3.0%	3.0%	3.0%
Discount rate after taxes	13.2%	12.1%	10.8%	11.4%	11.3%
Growth rate after five years	6.1%

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables. The following is a description of that process:

●	The lending rates on loans and investments were projected based on the company and independent specialist expectations.
●	The borrowing rates were projected based on the company and independent specialist expectations.
●	Estimated growths for commissions are based on historical percentages, income on the net portfolio and expenses on the level of deposits.
●	Estimated growth in administrative and personnel expenses are based on the growth expectations of the company to support the growth of assets and the development of its operation.
●	The inflation rate used in the projections is based on reports from outside sources, such as The International Monetary Fund and intragroup sources such as Corficolombiana's experienced independent research team.
●	The growth rate used for the terminal value was 5.9%, which corresponds to the growth company expectation for the long term.

The after-tax discount rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units assigned with goodwill would be Ps. 13,317,581, higher than this book value as of December, 2025 of Ps. 6,979,556.

C. Banco Popular S.A.

The acquisition process of Grupo Aval's stake in Banco Popular S.A. began in December 2006 and ended in September 2011, where Grupo Aval closed with a direct participation of 93.74%.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser who issued his report in February, 2026, based on Banco Popular´s financial statements as of December 31, 2025 and which was reviewed by management. It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 3,153,850 exceeds the book value by Ps. 375,722.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2025
	2026	2027	2028	2029	2030
Lending rate on the loan portfolio and investments	12.2%	12.3%	12.1%	12.0%	11.9%
Borrowing rate	6.4%	5.7%	5.2%	5.1%	5.1%
Growth in income from commissions	29.5%	16.0%	17.5%	17.5%	17.5%
Growth in expenses	5.0%	14.5%	6.0%	5.9%	6.2%
Inflation	3.1%	3.0%	3.0%	3.0%	3.0%
Discount rate after taxes	12.3%	10.4%	10.9%	10.9%	10.9%
Growth rate after five years	5.8%

December 31, 2024
	2025	2026	2027	2028	2029
Lending rate on the loan portfolio and investments	11.5%	11.3%	11.1%	11.1%	11.2%
Borrowing rate	5.8%	4.8%	4.7%	4.6%	4.5%
Growth in income from commissions	37.4%	30.9%	17.5%	19.2%	18.5%
Growth in expenses	7.4%	13.7%	6.8%	6.5%	6.4%
Inflation	3.5%	3.0%	3.0%	3.0%	3.0%
Discount rate after taxes	14.5%	12.4%	10.8%	11.4%	11.4%
Growth rate after five years	6.1%

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables. The following is a description of that process:

●	The lending rates on loans and investments were projected based on the company and independent specialist expectations.
●	The borrowing rates were projected based on the company and independent specialist expectations.
●	Estimated growths for commissions are based on historical percentages, income on the net portfolio and expenses on the level of deposits.
●	Estimated growth in administrative and personnel expenses are based on the growth expectations of the company to support the growth of assets and the development of its operation.
●	The inflation rate used in the projections is based on reports from outside sources, such as The International Monetary Fund and intragroup sources such as Corficolombiana's experienced independent research team.
●	The growth rate used for the terminal value was 5.8%, which corresponds to the growth company expectation for the long term.

The after-tax discount interest rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units assigned with goodwill would be Ps. 2,867,575, still exceeding book value as of December, 2025 of Ps. 2,778,128.

D. Banco de Bogotá S.A.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser who issued his report in February, 2026, based on Banco de Bogotá´s financial statements as of December 31, 2025 and which was reviewed by management. It was concluded that there are no situations that imply a possible impairment, given that the value in use of the groups of cash generating units associated with goodwill was Ps. 17,625,648 exceeds the book value by Ps. 7,622,954.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2025
	2026	2027	2028	2029	2030
Lending rate on the loan portfolio and investments	11.8%	11.2%	11.0%	11.1%	11.1%
Borrowing rate	6.2%	5.4%	5.0%	4.9%	5.0%
Growth in income from commissions	11.6%	27.3%	6.6%	7.6%	8.0%
Growth in expenses	15.2%	3.3%	7.5%	6.9%	5.8%
Inflation	3.1%	3.0%	3.0%	3.0%	3.0%
Discount rate after taxes	12.3%	10.4%	10.9%	10.9%	10.9%
Growth rate after five years	5.8%

December 31, 2024
	2025	2026	2027	2028	2029
Lending rate on the loan portfolio and investments	10.9%	10.4%	10.5%	10.5%	10.5%
Borrowing rate	5.6%	4.7%	4.6%	4.6%	4.4%
Growth in income from commissions	9.9%	13.1%	12.5%	15.9%	6.4%
Growth in expenses	11.3%	7.0%	7.9%	9.2%	7.7%
Inflation	3.5%	3.0%	3.0%	3.0%	3.0%
Discount rate after taxes	14.5%	12.4%	10.8%	11.4%	11.4%
Growth rate after five years	6.1%

A 5-years projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables. The following is a description of that process:

●	The lending rates on loans and investments were projected based on the company and independent specialist expectations.
●	The borrowing rates were projected based on the company and independent specialist expectations.
●	Estimated growths for commissions are based on historical percentages, income on the net portfolio and expenses on the level of deposits.
●	Estimated growth in administrative and personnel expenses are based on the growth expectations of the company to support the growth of assets and the development of its operation.
●	The inflation rate used in the projections is based on reports from outside sources, such as The International Monetary Fund and intragroup sources such as Corficolombiana's experienced independent research team.
●	The growth rate used for the terminal value was 5.8%, which corresponds to the growth company expectation for the long term.

The after-tax discount rate that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate had been 0.5% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the value in use of the groups of cash-generating units assigned with goodwill would be Ps. 15,973,992, still exceeding book value as of December, 2025 of Ps. 10,002,694.

NOTE 18 – OTHER INTANGIBLE ASSETS

The following table shows the movements of the other intangible assets during years ended on December 31, 2025, 2024 and 2023:

	Internally generated				Separate
	Developing		In use		Acquisition (5)		Total
Balance as of January 1, 2023	Ps.	789,686	Ps.	463,960	Ps.	786,512	Ps.	2,040,158
Capitalizations / Acquisitions / Purchases		629,807		—		52,889		682,696
Amortization		—		(89,949)		(172,931)		(262,880)
Transfers		(191,381)		111,365		80,016		—
Withdrawals		(11,244)		—		(1,258)		(12,502)
Arrangement of entities (1)		(14,333)		—		(459)		(14,792)
Discontinued operations (2)		—		—		(14,846)		(14,846)
Effect of movements in exchange rates		(1,092)		—		(34,315)		(35,407)
Balance as of December 31, 2023	Ps.	1,201,443	Ps.	485,376	Ps.	695,608	Ps.	2,382,427
Capitalizations / Acquisitions / Purchases		609,682		—		45,168		654,850
Amortization		—		(112,936)		(164,352)		(277,288)
Transfers		(665,019)		431,499		233,520		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Internally generated				Separate
	Developing		In use		Acquisition (5)		Total
Withdrawals		(1,494)		(3,232)		(4,487)		(9,213)
Discontinued operations (2)		—		—		(12,562)		(12,562)
Effect of movements in exchange rates		1,002		—		19,102		20,104
Balance as of December 31, 2024	Ps.	1,145,614	Ps.	800,707	Ps.	811,997	Ps.	2,758,318
Capitalizations / Acquisitions / Purchases		601,350		5,039		75,343		681,732
Amortization		—		(174,754)		(187,171)		(361,925)
Transfers		(831,840)		608,886		222,954		—
Withdrawals		(7,021)		(8,694)		(158)		(15,873)
Transfer from concessions (3)		—		—		27,738		27,738
Reclassification MFG operation (4)		(3,432)		—		(90,218)		(93,650)
Discontinued operations (2)		—		—		(19,148)		(19,148)
Effect of movements in exchange rates		(1,321)		—		(21,704)		(23,025)
Balance as of December 31, 2025	Ps.	903,350	Ps.	1,231,184	Ps.	819,633	Ps.	2,954,167

(1)	Includes the sale of Peajes Electrónicos.
(2)	See note 13.B., "Discontinued operation related to Multi Financial Group".
(3)	Corresponds to the termination of the concession contract for the Ballena–Cartagena gas pipeline section, operated by Promigas, in compliance with the contractual and regulatory conditions applicable to the natural gas transportation system. See note 16.2 “Intangible assets in concession arrangements”. As it is a reclassification, it is considered a non‑cash transaction.
(4)	Corresponds to the reclassification to Non-Current Assets Held for Sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.
(5)	Separately Acquired Intangible Assets: These are intangible assets that, at the time of acquisition, are not in the location and condition necessary to operate as intended by management and require incurring costs directly attributable to preparing the asset for its intended use.

NOTE 19 – INCOME TAX

19.1 Components of the income tax expense

The income tax expense for the years ended on December 31, 2025, 2024 and 2023 comprises the following:

		December 31,		December 31,		December 31,
		2025		2024		2023
Current period income tax	Ps.	918,835	Ps.	988,151	Ps.	1,009,392
Income tax surcharge		41,787		40,792		27,627
Prior years adjustments		102,745		(12,630)		(20,491)
Subtotal current period taxes	Ps.	1,063,367	Ps.	1,016,313	Ps.	1,016,528
Adjustment due to settlement of uncertain tax positions from prior years		—		(3,535)		(772)
Deferred taxes
Deferred taxes current period		475,300		(80,353)		293,482
Deferred taxes - Prior years adjustments		(105,959)		9,553		(165)
Subtotal deferred taxes	Ps.	369,341	Ps.	(70,800)	Ps.	293,317
Total continued operations	Ps.	1,432,708	Ps.	941,978	Ps.	1,309,073

Discontinued operations (1)		31,226		4,449		1,361
Total	Ps.	1,463,934	Ps.	946,427	Ps.	1,310,434

(1)    See note 13.B., "Discontinued operation related to Multi Financial Group".

19.2 Reconciliation of the Nominal Tax Rate and the Effective tax Rate

The tax rules in relation to the income tax applicable during the years 2025, 2024 and 2023, among other things, establish the following:

In Colombia

●	Financial entities in Colombia that obtain taxable income more than 120,000 UVT (Unidades de Valor Tributario) during the year, determine their income tax at the income tax rate of 35% in addition a 5% surtax rate in the years 2023, 2024 and 2025. The individual value of the UVT is Ps. 49,799 pesos for the year 2025, Ps. 47,065 pesos for the year 2024 and Ps. 42,412 pesos for the year 2023.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

●	The income tax rate applicable to corporations is 35% for the year 2026 and subsequent years and the income surtax applicable to financial institutions with taxable income equal to or greater than 120,000 UVT in the period is 5% for the years 2026 and 2027.
●	Taxable income for occasional Gains is taxed at 15% in years 2025, 2024 and 2023.
●	Gains of the entities that belong to the special free zone regime in Colombia is taxed at 20%.
●	Taxes other than income tax, fees, and contributions related to income-generating activities are 100% deductible, and duly certified GMF is 50% deductible.
●	The withholding tax rate for dividends received by national companies that do not constitute income or occasional gains is 10%. This withholding will be transferable to the resident individual or to the foreign investor.
●	Dividends declared against profits of 2016 and prior years will keep the treatment in effect at that time, and those corresponding to profits obtained as of 2017 that are declared as from 2023, will be governed by the rates provided in Law 2277 of December 2022.
●	Tax loss carry forwards incurred since 2017 may be offset against company taxable income over the following twelve years. Tax loss carry forwards incurred prior to 2017 may be offset on the same terms applicable as of December 31, 2016, but they may not be fiscally readjusted.
●	The excess of presumptive income determined as from the year 2017 may be offset with the ordinary net income obtained by the companies within the following 5 years. Until 2020 presumptive income existed in Colombia and consequently, the excess of presumptive income generated in 2020 will be the last ones subject to compensation in the following years.
●	For the determination of income current tax as from January 1, 2017, the value of assets, liabilities, equity, income, costs and expenses, will apply the recognition and measurement systems, in accordance with the technical accounting regulatory frameworks in Colombia when the tax law expressly refers to them and in the cases in which it does not regulate the matter. The tax law may expressly provide for different treatment.
●	By Law 2294 of 2023, the audit benefit was extended for the years 2024, 2025 and 2026 for taxpayers that increase their net income tax of the taxable year in relation to the net income tax of the immediately preceding year by at least 35% and 25%, with which the income tax return will become final within 6 or 12 months following the date of its filing, respectively.
●	With the Law of 2010 of 2019, the term of finality of the income tax return of taxpayers that determine or compensate tax losses or are subject to the transfer pricing regime, will be 5 years.
●	The Constitutional Court provisionally suspended Decree 1390 of 2025, which had declared a state of economic and social emergency, as well as the tax measures of Legislative Decree 1474 of 2025 that depended on it. As a result, during the period analyzed, the 50% rate provided for financial institutions in the suspended regulation was not applied, and entities calculated deferred tax using the general rate of 40%.

In other countries

Grupo Aval international presence through its subsidiaries includes participation in jurisdictions such as Panama, Peru and Barbados. The Subsidiaries with a local license in Panama are taxed at the rate of 25%, while companies liable for income tax in Peru are taxed at the rate of 29.5% as of 2017. In Barbados they are taxed at the rate of 9% starting in 2025.

Below is the detailed reconciliation between total expenses of the income tax of Grupo Aval calculated at the applicable enacted tax rate and the tax expense recognized in the statement of income for the years ended on December 31, 2025, 2024 and 2023:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		December 31,		December 31,		December 31,
		2025		2024 (1)		2023 (1)
Profit before income tax	Ps.	4,621,234	Ps.	3,107,791	Ps.	3,423,181
Enacted tax rate in Colombia		40%		40%		40%
Theoretical income tax expense		1,848,494		1,243,116		1,369,272
Nondeductible expenses		456,190		633,879		774,386
Generation (offset) of tax losses considered non recoverable for income tax purpose (2)		114,337		(140,284)		71,741
(Offset) of presumptive income considered non recoverable for income tax purpose		37		(518)		(23)
Nontaxable dividends		(50,680)		(59,381)		(47,242)
Nontaxable income under equity method in associates		(140,374)		(151,358)		(150,626)
Profit on disposal of investment		7,700		(19,997)		(5,009)
Nontaxable interest income and other income		(115,888)		(70,282)		(224,025)
Other nontaxable income		(313,556)		(265,218)		(136,377)
Non-accountable tax revenues in sale of BHI		—		—		114,201
Revenues taxable at different tax rate		6,164		23,593		47,139
Tax benefits in the acquisition of property and equipment		(71,464)		(45,247)		(32,493)
Tax Discounts		(27,083)		(8,466)		(25,086)
Profits (losses) in Subsidiaries in tax free countries or with different tax rate (3)		(272,958)		(197,909)		(229,792)
Effect on the deferred income tax due to changes in tax rates (4)		(10,765)		59,802		(176,764)
Prior year adjustments		102,745		(12,630)		(20,491)
Adjustments due to uncertain tax positions in previous year		—		(3,535)		(772)
Deferred taxes - Prior years adjustments		(105,959)		9,553		(165)
With holding tax		10,934		11,957		13,465
Other		(5,166)		(65,097)		(32,266)
Total tax expense of the year	Ps.	1,432,708	Ps.	941,978	Ps.	1,309,073
Effective income tax rate		31.00%		30.31%		38.24%

(1)    The information was modified based on MFG's discontinued operation; see note 13.B.

(2)    In 2025 Corficolombiana and its subsidiaries recorded new tax losses for Ps. 114,337, in 2024 used tax losses on which no deferred tax asset was recorded for Ps. (140,284) and in 2023 recorded new tax losses for Ps. 71,741. These tax loss carryforwards are not deferred tax assets because there is no certainty of their recoverability in the future.

(3)    The variation is explained because Corficolombiana consolidates companies of the real sector that are taxed at the 35% rate (no income surtax is applied), companies that have stabilized the income rate at 33% due to the validity of a legal stability contract, companies resident in Peru that are taxed at 29.5% and companies that apply special regimes such as free trade zones and hotel income. The variation is also explained by the fact that Banco Occidente consolidates its subsidiaries Nexa and Barbados at different tax rates.

(4)    In 2023 corresponds to the effect of the difference between the rate applied in the calculation of the deferred tax and the statutory rate for the period. The greatest impact is mainly recorded by Corficolombiana with Ps. (87,085), explained by the recalculation of the deferred tax liability of the concessions, Banco Popular for Ps. (57,700), explained by the calculation of the deferred tax at the 35% rate, Banco Occidente for Ps. (36,523), explained by the differences in rates of its subsidiaries Nexa and Barbados and other entities for Ps 4,544.

19.3 Tax Losses and excess of Presumptive Income

The following table shows the detail of the tax loss carry forward and excess of presumptive income over taxable income of the entities of Grupo Aval that have not been utilized, and which are not recognized as deferred tax assets, as of December 31, 2025, and 2024.

		December 31,		December 31,
		2025 (1)		2024
Tax loss carry forwards expiring on:
December 31, 2025	Ps.	—	Ps.	2,075
December 31, 2026		36		5,715
December 31, 2027		36		1,290
December 31, 2028		37		—
December 31, 2029		168,873		66,673
December 31, 2030		120,465		274,281
December 31, 2031		311,234		213,111
December 31, 2032		55,750		1,066
December 31, 2033		9,911		9,962
December 31, 2034		230,904		236,661
December 31, 2035		196,748		343,339
December 31, 2036		206,656		27,314
December 31, 2037		301,344		—
Without expiration date		419,211		427,839
Subtotal	Ps.	2,021,205	Ps.	1,609,326

Excess of presumptive income expiring on:
December 31, 2025	Ps.	—	Ps.	484
Subtotal	Ps.	—	Ps.	484
Total	Ps.	2,021,205	Ps.	1,609,810

(1) Excluded are tax losses of entities that are part of the “Discontinued Operation on Multi Financial Group.”

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

19.4 Deferred Taxes from Investments in Subsidiaries

According with IAS 12, Grupo Aval did not record deferred income tax liabilities related to temporary differences of investments in subsidiaries because: i) Grupo Aval has control over the subsidiaries and the dividend policy of its subsidiaries and it can decide about the reversal of such temporary differences; and ii) Grupo Aval does not expect their realization in the short term; therefore, it is probable that such temporary differences will not be reversed in the foreseeable future. As of December 31, 2025 and 2024, Grupo Aval did not record deferred tax liabilities related to taxable temporary differences of investments in subsidiaries of Ps. 7,833,687 and Ps. 7,653,035, respectively.

19.5 Deferred taxes by Type of Temporary Difference

The differences between the carrying value of the assets and liabilities and their tax bases give rise to the following temporary differences which result in deferred taxes, calculated and recorded in the years ended on December 31, 2025, 2024 and 2023, based on current tax regulations as references for the years wherein such temporary differences will be reverted.

Year ended on December 31, 2025

		Balance as of				Credited		Credited		Foreign		Balance as of
		January 1,		Discontinued		(charged) to		(charged) to		exchange		December 31,
		2025		operations (1)		profit or loss		OCI		adjustments		2025
Deferred tax assets
Debt securities at fair value	Ps.	377,090	Ps.	(108)	Ps.	182,547	Ps.	146,499	Ps.	(22)	Ps.	706,006
Equity securities		1,882		—		(78)		(789)		—		1,015
Derivative instruments		665,556		—		141,061		(19,454)		—		787,163
Accounts receivable		36,913		—		(31,343)		—		—		5,570
Allowance for accounts receivable		19,703		—		2,943		—		(201)		22,445
Loans and receivables		117,587		—		(117,617)		—		—		(30)
Allowance for impairment on loans and receivables		255,704		(173,938)		(1,120)		—		(18,403)		62,243
Allowance for foreclosed assets		4,763		(3,983)		(105)		—		(620)		55
Property, plant and equipment costs		529,257		—		(20,327)		—		(14)		508,916
Depreciation of property, plant and equipment		31,443		—		9,611		—		305		41,359
Other intangible assets		301,911		—		(168,911)		—		—		133,000
Tax losses carry forward		1,241,058		(6,014)		399,716		—		(2,187)		1,632,573
Surplus of presumptive income		618		—		(604)		—		—		14
Provisions		335,854		—		73,930		—		—		409,784
Employee benefits		73,444		(1,427)		622		(2,712)		969		70,896
Intangible assets in concession contracts		1,528,690		—		156,671		—		—		1,685,361
Biological assets		58		—		287		—		—		345
Lease agreements		684,588		(7,074)		103,327		—		(26,172)		754,669
Foreign currency bonds		905,283		—		(205,341)		(218,483)		—		481,459
Foreign currency financial liabilities		48,253		—		20,956		(35,354)		—		33,855
Other		368,073		—		(163,232)		23,379		1,128		229,348
Subtotal	Ps.	7,527,728	Ps.	(192,544)	Ps.	382,993	Ps.	(106,914)	Ps.	(45,217)	Ps.	7,566,046

Deferred tax liabilities
Debt securities at fair value	Ps.	(10,626)	Ps.	—	Ps.	(278)	Ps.	278	Ps.	—	Ps.	(10,626)
Equity securities		(202,009)		—		24,724		(10,862)		(237)		(188,384)
Derivative instruments		(661,253)		—		73,349		(72,503)		—		(660,407)
Accounts receivable		(33,485)		—		24,199		—		—		(9,286)
Allowance of investments securities		(488)		—		(37)		—		—		(525)
Loans and receivables		(36,417)		—		3,774		—		—		(32,643)
Allowance for impairment on loans and receivables		(640,405)		64,022		(243,029)		—		(1,860)		(821,272)
Foreclosed assets		(42,943)		—		4,290		—		—		(38,653)
Property plant and equipment costs (2)		(268,208)		5,568		(519,928)		(360)		127		(782,801)
Depreciation of property, plant and equipment		(574,541)		—		(139,243)		—		327		(713,457)
Investment property		(58,307)		600		20,495		4,459		76		(32,677)
Right-of-use		(701,795)		7,627		(80,103)		—		38,926		(735,345)
Deferred charges and of intangible assets		(406,954)		11,969		106,188		—		1,843		(286,954)
Provisions		(3,522)		1,417		(790)		—		203		(2,692)
Employee benefits		(1,070)		749		93		40		(10)		(198)
Goodwill		(326,661)		—		—		—		—		(326,661)
Deferred Income		(1,616,436)		—		145,879		—		—		(1,470,557)
Financial assets in concession arrangements		(214,739)		—		(162,866)		—		—		(377,605)
Intangible assets in concession arrangements		(5,465,459)		—		75,357		—		45,532		(5,344,570)
Biological assets		(61,197)		—		(10,876)		—		—		(72,073)
Lease agreements		(5,873)		—		(2,227)		—		—		(8,100)
Foreign currency financial liabilities		(34,034)		—		31,538		—		—		(2,496)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Balance as of				Credited		Credited		Foreign		Balance as of
		January 1,		Discontinued		(charged) to		(charged) to		exchange		December 31,
		2025		operations (1)		profit or loss		OCI		adjustments		2025
Other		(149,569)		—		(102,843)		16,776		(4,456)		(240,092)
Subtotal	Ps.	(11,515,991)	Ps.	91,952	Ps.	(752,334)	Ps.	(62,172)	Ps.	80,471	Ps.	(12,158,074)
Total	Ps.	(3,988,263)	Ps.	(100,592)	Ps.	(369,341)	Ps.	(169,086)	Ps.	35,254	Ps.	(4,592,028)

(1)    See note 13.B., "Discontinued operation related to Multi Financial Group".

(2)   The variation corresponds to the termination of the concession agreement for the Ballena–Cartagena gas pipeline section, operated by Promigas, in compliance with the contractual and regulatory conditions applicable to the natural gas transportation system. As a result, the asset is reclassified as property, plant, and equipment, with Promigas remaining as its operator generating a higher deferred tax liability of Ps. 358,769. See note 12.1, “Assets under concession agreements”. 16.2 “Financial assets in concession arrangements” and See note 15 Tangibles Assets"..

Year ended on December 31, 2024

		Balance as of				Credited		Credited		Foreign		Balance as of
		January 1,		Discontinued		(charged) to		(charged) to		exchange		December 31,
		2024		operations (1)		profit or loss		OCI		adjustments		2024
Deferred tax assets
Debt securities at fair value	Ps.	271,644	Ps.	(925)	Ps.	84,822	Ps.	13,297	Ps.	8,252	Ps.	377,090
Equity securities		1,410		—		437		35		—		1,882
Derivative instruments		1,139,921		—		(510,077)		33,956		1,756		665,556
Accounts receivable		90,066		—		(53,153)		—		—		36,913
Allowance for accounts receivable		9,847		10,002		(313)		—		167		19,703
Loans and receivables		4,570		—		113,017		—		—		117,587
Allowance for impairment on loans and receivables		219,275		—		11,173		—		25,256		255,704
Allowance for foreclosed assets		4,480		(501)		1,060		—		(276)		4,763
Property, plant and equipment costs		470,487		—		57,088		—		1,682		529,257
Depreciation of property, plant and equipment		23,510		—		7,920		—		13		31,443
Other intangible assets		299,433		—		3,927		—		(1,449)		301,911
Tax losses carry forward		1,055,380		(3,992)		190,656		—		(986)		1,241,058
Surplus of presumptive income		2,306		—		(1,688)		—		—		618
Provisions		335,594		—		260		—		—		335,854
Employee benefits		61,705		2,608		(1,560)		2,184		8,507		73,444
Intangible assets in concession contracts		1,242,841		—		285,849		—		—		1,528,690
Biological assets		150		—		(92)		—		—		58
Lease agreements		619,451		(561)		138,040		—		(72,342)		684,588
Foreign currency bonds		527,394		—		194,964		182,925		—		905,283
Foreign currency financial liabilities		—		—		22,851		25,402		—		48,253
Other		263,357		—		104,146		226		344		368,073
Subtotal	Ps.	6,642,821	Ps.	6,631	Ps.	649,327	Ps.	258,025	Ps.	(29,076)	Ps.	7,527,728

Deferred tax liabilities
Debt securities at fair value	Ps.	(14,510)	Ps.	10	Ps.	3,301	Ps.	4,016	Ps.	(3,443)	Ps.	(10,626)
Equity securities		(202,181)		—		(1,464)		6,176		(4,540)		(202,009)
Derivative instruments		(655,317)		—		19,262		(23,441)		(1,757)		(661,253)
Accounts receivable		(32,329)		—		(1,156)		—		—		(33,485)
Allowance of investments securities		(422)		—		(66)		—		—		(488)
Loans and receivables		(24,833)		—		(11,584)		—		—		(36,417)
Allowance for impairment on loans and receivables		(656,156)		—		24,028		—		(8,277)		(640,405)
Foreclosed assets		(49,526)		—		6,583		—		—		(42,943)
Property plant and equipment costs		(226,618)		300		(38,381)		75		(3,584)		(268,208)
Depreciation of property, plant and equipment		(489,096)		—		(88,955)		—		3,510		(574,541)
Investment property		(46,134)		(149)		(5,169)		(6,774)		(81)		(58,307)
Right-of-use		(276,424)		1,247		(490,295)		—		63,677		(701,795)
Deferred charges and of intangible assets		(417,780)		1,092		16,357		—		(6,623)		(406,954)
Provisions		(3,660)		308		64		—		(234)		(3,522)
Employee benefits		(447)		(2,109)		257		1,351		(122)		(1,070)
Goodwill		(326,661)		—		—		—		—		(326,661)
Deferred Income		(1,308,952)		—		(307,484)		—		—		(1,616,436)
Financial assets in concession arrangements		(204,636)		—		(10,103)		—		—		(214,739)
Intangible assets in concession arrangements		(5,175,297)		—		(256,684)		—		(33,478)		(5,465,459)
Biological assets		(68,751)		—		7,554		—		—		(61,197)
Lease agreements		(381,618)		—		375,745		—		—		(5,873)
Foreign currency financial liabilities		(267,090)		—		233,056		—		—		(34,034)
Other		(80,111)		—		(53,393)		(14,585)		(1,480)		(149,569)
Subtotal	Ps.	(10,908,549)	Ps.	699	Ps.	(578,527)	Ps.	(33,182)	Ps.	3,568	Ps.	(11,515,991)
Total	Ps.	(4,265,728)	Ps.	7,330	Ps.	70,800	Ps.	224,843	Ps.	(25,508)	Ps.	(3,988,263)

(1)    See note 13.B., "Discontinued operation related to Multi Financial Group".

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2023

		Balance as of				Credited		Credited		Foreign		Balance as of
		January 1,		Discontinued		(charged) to		(charged) to		exchange		December 31,
		2023		operations (1)		profit or loss		OCI		adjustments		2023
Deferred tax assets
Debt securities at fair value	Ps.	857,505	Ps.	(2,035)	Ps.	(62,804)	Ps.	(520,770)	Ps.	(252)	Ps.	271,644
Equity securities		165		—		1,245		—		—		1,410
Derivative instruments		452,394		—		674,733		9,793		3,001		1,139,921
Allowance of investments securities		1,468		—		(1,468)		—		—		—
Accounts receivable		258,765		—		(168,647)		—		(52)		90,066
Allowance for accounts receivable		80,839		—		(71,334)		—		342		9,847
Loans and receivables		905		—		3,674		—		(9)		4,570
Allowance for impairment on loans and receivables		292,841		(6,104)		(26,999)		—		(40,463)		219,275
Allowance for foreclosed assets		8,750		(2,848)		(368)		—		(1,054)		4,480
Property, plant and equipment costs		349,485		—		121,098		—		(96)		470,487
Depreciation of property, plant and equipment		18,018		—		(39,387)		—		44,879		23,510
Investment property		31,061		—		(31,061)		—		—		—
Other intangible assets		237,436		—		61,968		—		29		299,433
Tax losses carry forward		272,020		(763)		779,074		—		5,049		1,055,380
Surplus of presumptive income		18,350		—		(16,044)		—		—		2,306
Provisions		326,889		—		23,237		—		(14,532)		335,594
Employee benefits		73,732		745		(25,998)		13,963		(737)		61,705
Intangible assets in concession contracts		1,585,925		—		(333,025)		—		(10,059)		1,242,841
Biological assets		167		—		(17)		—		—		150
Lease agreements		619,032		(2,249)		18,293		—		(15,625)		619,451
Foreign currency bonds		1,421,540		—		(620,538)		(273,608)		—		527,394
Foreign currency financial liabilities		365,565		—		(365,565)		—		—		—
Other		396,367		—		(71,664)		(89,171)		27,825		263,357
Subtotal	Ps.	7,669,219	Ps.	(13,254)	Ps.	(151,597)	Ps.	(859,793)	Ps.	(1,754)	Ps.	6,642,821

Deferred tax liabilities
Debt securities at fair value	Ps.	(3,568)	Ps.	13	Ps.	(5,686)	Ps.	(5,346)	Ps.	77	Ps.	(14,510)
Equity securities		(172,559)		5,024		(38,013)		3,542		(175)		(202,181)
Derivative instruments		(663,726)		—		8,847		—		(438)		(655,317)
Accounts receivable		(257,754)		—		225,450		—		(25)		(32,329)
Allowance of investments securities		(2,577)		—		2,155		—		—		(422)
Loans and receivables		(37,469)		—		12,636		—		—		(24,833)
Allowance for impairment on loans and receivables		(700,024)		—		29,937		—		13,931		(656,156)
Foreclosed assets		(75,396)		—		25,870		—		—		(49,526)
Property plant and equipment costs		(234,385)		35		4,933		1,051		1,748		(226,618)
Depreciation of property, plant and equipment		(462,695)		—		(27,481)		—		1,080		(489,096)
Investment property		(97,608)		96		51,266		—		112		(46,134)
Right-of-use		(314,062)		3,370		32,143		—		2,125		(276,424)
Deferred charges and of intangible assets		(326,052)		11,966		(106,579)		—		2,885		(417,780)
Provisions		(3,474)		152		(771)		—		433		(3,660)
Employee benefits		(24,321)		(321)		23,371		710		114		(447)
Goodwill		(326,661)		—		—		—		—		(326,661)
Deferred Income		(1,027,577)		—		(281,375)		—		—		(1,308,952)
Financial assets in concession arrangements		(197,679)		—		(6,957)		—		—		(204,636)
Intangible assets in concession arrangements		(5,348,922)		—		140,818		—		32,807		(5,175,297)
Biological assets		(63,378)		—		(5,373)		—		—		(68,751)
Lease agreements		(346,541)		—		(35,077)		—		—		(381,618)
Foreign currency financial liabilities		—		—		(312,319)		45,229		—		(267,090)
Other		(194,243)		—		120,485		33		(6,386)		(80,111)
Subtotal	Ps.	(10,880,671)	Ps.	20,335	Ps.	(141,720)	Ps.	45,219	Ps.	48,288	Ps.	(10,908,549)
Total	Ps.	(3,211,452)	Ps.	7,081	Ps.	(293,317)	Ps.	(814,574)	Ps.	46,534	Ps.	(4,265,728)

(1)    See note 13.B., "Discontinued operation related to Multi Financial Group".

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Grupo Aval offsets deferred tax assets and liabilities by entity and tax authority, considering the application of the tax provisions in Colombia and other countries where some subsidiaries have residence, in which the legal right to offset tax assets and liabilities and other requirements in IAS 12, according to the following breakdown:

	Gross Deferred tax				Balances on Statement
December 31, 2025 (1)	amounts		Offset		of financial position
Deferred tax asset	Ps.	7,566,046	Ps.	(6,199,226)	Ps.	1,366,820
Deferred tax liability		(12,158,074)		6,199,226		(5,958,848)
Net	Ps.	(4,592,028)	Ps.	—	Ps.	(4,592,028)

(1)    As of December 2025, the assets and liabilities related to Multi Financial Group (MFG) were no longer presented line‑by‑line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non‑current assets held for sale” and “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

	Gross Deferred tax				Balances on Statement
December 31, 2024	amounts		Offset		of financial position
Deferred tax asset	Ps.	7,527,728	Ps.	(5,899,527)	Ps.	1,628,201
Deferred tax liability		(11,515,991)		5,899,527		(5,616,464)
Net	Ps.	(3,988,263)	Ps.	—	Ps.	(3,988,263)

Grupo Aval estimates to recover its income tax assets and settle its income tax liabilities as shown below:

Deferred tax	December 31, 2025 (1)		December 31, 2024
Deferred tax asset recoverable before 12 months	Ps.	1,884,045	Ps.	1,238,172
Deferred tax asset recoverable after 12 months		5,682,001		6,289,556
Total Deferred tax asset	Ps.	7,566,046	Ps.	7,527,728

Deferred tax liability to settle before 12 months	Ps.	(1,366,046)	Ps.	(1,082,965)
Deferred tax liability to settle after 12 months		(10,792,028)		(10,433,026)
Total Deferred tax liability	Ps.	(12,158,074)	Ps.	(11,515,991)

Total Deferred tax Net	Ps.	(4,592,028)	Ps.	(3,988,263)

(1)    As of December 2025, the assets and liabilities related to Multi Financial Group (MFG) were no longer presented line‑by‑line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non‑current assets held for sale” and “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

Grupo Aval estimates to recover current tax assets and current tax liabilities as follows:

Current tax	December 31, 2025 (1)		December 31, 2024
Current tax asset recoverable before 12 months	Ps.	2,581,653	Ps.	2,362,257
Current tax asset recoverable after 12 months		289,758		787,645
Total Current tax asset	Ps.	2,871,411	Ps.	3,149,902

Current tax liability to settle before 12 months	Ps.	(203,908)	Ps.	(247,502)
Current tax liability to settle after 12 months		—		—
Total Current tax liability	Ps.	(203,908)	Ps.	(247,502)

(1)    As of December 2025, the assets and liabilities related to Multi Financial Group (MFG) were no longer presented line‑by‑line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non‑current assets held for sale” and “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

19.6     Effect of the current and deferred taxes in each component of other comprehensive income in equity

The effects of the current and deferred taxes in each component of other comprehensive income are detailed below:

	December 31, 2025
	Amount before taxes		Deferred tax (expense) income		OCI Net (1)
Items that will be reclassified to profit or loss
Hedged Items (2)	Ps.	(630,465)	Ps.	2,447	Ps.	(628,018)
Hedging non-derivative instrument		613,587		(218,090)		395,497
Cash Flow hedging (3)		177,002		(138,554)		38,448
Foreign currency translation differences for foreign operations		(372,722)		37,687		(335,035)
Debt financial instruments		(301,599)		145,414		(156,185)
Investment in associates and join ventures		(56,424)		1,949		(54,475)
Subtotal Items that will be reclassified to profit or loss	Ps.	(570,621)	Ps.	(169,147)	Ps.	(739,768)

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property	Ps.	(1,095)	Ps.	4,098	Ps.	3,003
Unrealized gains (losses) on equity securities		260,051		(1,365)		258,686
Actuarial gains (losses) from defined benefit pension plans		13,271		(2,672)		10,599
Subtotal Items that will not be reclassified to profit or loss	Ps.	272,227	Ps.	61	Ps.	272,288
Total “other comprehensive income” during the period	Ps.	(298,394)	Ps.	(169,086)	Ps.	(467,480)

Discontinued operation (4)
Items that will be reclassified to profit or loss
Debt financial instruments	Ps.	171,542	Ps.	—	Ps.	171,542
Subtotal Items that will be reclassified to profit or loss	Ps.	171,542	Ps.	—	Ps.	171,542

Items that will not be reclassified to profit or loss
Actuarial losses in employee retirement plans	Ps.	(796)	Ps.	199	Ps.	(597)
Subtotal Items that will not be reclassified to profit or loss	Ps.	(796)	Ps.	199	Ps.	(597)
Total “other comprehensive income” during the period of discontinued operations	Ps.	170,746	Ps.	199	Ps.	170,945
Total “other comprehensive income” during the period					Ps.	(296,535)

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

(3) See note 10.2 "Cash flow hedges". The effect of changes in the fair value of the account receivable of Ps. (211,534) which is part of the tax basis is not deferred tax.

(4) See note 13.B., "Discontinued operation related to Multi Financial Group".

	December 31, 2024
	Amount before taxes		Deferred tax (expense) income		OCI Net (1)
Items that will be reclassified to profit or loss
Hedged Items (2)	Ps.	514,713	Ps.	(1,988)	Ps.	512,725
Hedging non-derivative instrument		(500,007)		176,097		(323,910)
Cash Flow hedging (3)		55,081		45,697		100,778
Foreign currency translation differences for foreign operations		247,019		(17,298)		229,721
Debt financial instruments		(163,387)		36,715		(126,672)
Investment in associates and join ventures		15,329		(548)		14,781
Subtotal Items that will be reclassified to profit or loss	Ps.	168,748	Ps.	238,675	Ps.	407,423

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property	Ps.	16,741	Ps.	(6,699)	Ps.	10,042
Unrealized gains (losses) on equity securities		301,497		(10,668)		290,829
Actuarial gains (losses) from defined benefit pension plans		(12,346)		3,535		(8,811)
Subtotal Items that will not be reclassified to profit or loss	Ps.	305,892	Ps.	(13,832)	Ps.	292,060
Total “other comprehensive income” during the period	Ps.	474,640	Ps.	224,843	Ps.	699,483

Discontinued operation (4)
Items that will be reclassified to profit or loss
Debt financial instruments	Ps.	50,695	Ps.	—	Ps.	50,695
Subtotal Items that will be reclassified to profit or loss	Ps.	50,695	Ps.	—	Ps.	50,695

Items that will not be reclassified to profit or loss
Actuarial losses in employee retirement plans	Ps.	(5,393)	Ps.	1,348	Ps.	(4,045)
Subtotal Items that will not be reclassified to profit or loss	Ps.	(5,393)	Ps.	1,348	Ps.	(4,045)
Total “other comprehensive income” during the period of discontinued operations	Ps.	45,302	Ps.	1,348	Ps.	46,650
Total “other comprehensive income” during the period					Ps.	746,133

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

(3) See note 10.2 "Cash flow hedges". The effect of changes in the fair value of the account receivable of Ps. 184,902 which is part of the tax basis is not deferred tax.

(4) See note 13.B., "Discontinued operation related to Multi Financial Group".

	December 31, 2023
	Amount before taxes		Current tax (expense) income		Deferred tax (expense) income		OCI Net (1)
Items that will be reclassified to profit or loss
Hedged Items (2)	Ps.	(797,514)	Ps.	—	Ps.	3,972	Ps.	(793,542)
Hedging non-derivative instrument		—		919		(2,930)		(2,011)
Hedging financial liabilities in foreign currency		760,997		—		(266,321)		494,676
Cash Flow hedging (3)		(35,923)		—		(83,357)		(119,280)
Foreign currency translation differences for foreign operations		(409,671)		—		44,884		(364,787)
Debt financial instruments		1,681,726		—		(517,560)		1,164,166
Investment in associates and join ventures		(35,892)		—		1,660		(34,232)
Subtotal Items that will be reclassified to profit or loss	Ps.	1,163,723	Ps.	919	Ps.	(819,652)	Ps.	344,990

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property	Ps.	(1,963)	Ps.	—	Ps.	1,051	Ps.	(912)
Unrealized gains (losses) on equity securities		156,383		—		(10,646)		145,737
Actuarial gains (losses) from defined benefit pension plans		(54,630)		—		14,673		(39,957)
Subtotal Items that will not be reclassified to profit or loss	Ps.	99,790	Ps.	—	Ps.	5,078	Ps.	104,868
Total “other comprehensive income” during the period	Ps.	1,263,513	Ps.	919	Ps.	(814,574)	Ps.	449,858

Discontinued operation (4)
Items that will be reclassified to profit or loss
Debt financial instruments	Ps.	113,940	Ps.	—	Ps.	—	Ps.	113,940
Subtotal Items that will be reclassified to profit or loss	Ps.	113,940	Ps.	—	Ps.	—	Ps.	113,940

Items that will not be reclassified to profit or loss
Actuarial losses in employee retirement plans	Ps.	(1,694)	Ps.	—	Ps.	423	Ps.	(1,271)
Subtotal Items that will not be reclassified to profit or loss	Ps.	(1,694)	Ps.	—	Ps.	423	Ps.	(1,271)
Total “other comprehensive income” during the period of discontinued operations	Ps.	112,246	Ps.	—	Ps.	423	Ps.	112,669
Total “other comprehensive income” during the period							Ps.	562,527

(1) See Note 25.5 "Consolidated Other Comprehensive Income (OCI)"

(2) The tax effect only includes deferred tax on those investments where there is no control of the reversal of the temporary difference

(3) See note 10.2 "Cash flow hedges". The effect of changes in the fair value of the account receivable of Ps. (258,982) which is part of the tax basis is not deferred tax.

(4) See note 13.B., "Discontinued operation related to Multi Financial Group".

19.7 Uncertainties in Open Tax Positions

As of December 31, 2025 and 2024, Grupo Aval evaluated its open tax positions and concluded that there were no uncertainties that required the recognition of liabilities. The uncertain tax positions corresponding to expenses, considered deductible, and which, according to decisions of the tax authorities, could be considered as non-deductible.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

19.8  Withholdings tax on dividends paid between entities

Decree 1457 of November 12, 2020, regulates the articles 242, 242-1, 245, 246-1 and 895 of Colombian Tax Code. This Decree specifies the rules for the application of the special rate for dividends and participations, together with the procedures for the application of withholding tax (¨WHT"). This WHT is paid by the withholding agent in the period in which it is applied. The WHT on distributions made to entities, which is treated as a tax credit when a subsequent distribution is made by the entity to an individual. In essence, the tax credit resulting from the WHT is awarded to the ultimate beneficiary (which will not be a Colombian corporation), not to the entity receiving the dividend in the first place. When the entity first receives the distribution, it accounts for the WHT in equity, as a reduction in dividends payable to individuals in accordance with paragraph 65A of IAS 12. Grupo Aval recorded WHT for Ps. (14,784) and Ps. (15,885) during years 2025 and 2024, respectively. The figure of transferable withholdings applies to Colombian companies.

19.9  Minimum Tax Rate

The Government of Colombia create a minimum tax rate of 15% since 2023 for income tax taxpayers in Colombia, called the Minimum Tax Rate. To determine the rate, taxpayers must: (i) Determine the adjusted tax of the Colombian taxpayer, or the adjusted tax of the group if it becomes part of a business group. (ii) Determine the adjusted profit of the Colombian taxpayer or the group in case it becomes part of a business group, and (iii) Determine the adjusted tax rate of the Colombian taxpayer or the group in case it becomes part of a business group. If the effective rate calculated (adjusted tax/adjusted profit) is less than 15%, the tax to be added to the income tax by the taxpayer or the business group must be calculated.

Grupo Aval is a company whose financial statements are subject to consolidation in Colombia. The paragraph 6 of article 240 of the Tax Statute of Colombia incorporate the calculation of the Group Minimum Tax Rate (TTDG – as its acronym in Spanish) whose result for the year 2025 is higher than the 15% established by Law as the minimum tax base, therefore, it does not give rise to the calculation and recognition of the tax to be added to the Group's income tax.

NOTE 20 – CUSTOMER DEPOSITS

20.1  Detail of the composition of the deposits

The following provides details of the balances of deposits received from customers by Grupo Aval and its subsidiaries in the course of their deposit-taking operations as of December 31, 2025 and 2024:

Detail	December 31, 2025 (1)		December 31, 2024

Demand
Checking accounts	Ps.	23,598,235	Ps.	24,579,536
Savings accounts		88,238,541		79,614,904
Other deposits		462,545		347,910
	Ps.	112,299,321	Ps.	104,542,350

Term deposits
Fixed term deposit certificates (2)		95,105,917		96,329,827
Total deposits	Ps.	207,405,238	Ps.	200,872,177

Per currency
In Colombian Pesos	Ps.	191,297,967	Ps.	168,771,838
In foreign currency		16,107,271		32,100,339
Total per currency	Ps.	207,405,238	Ps.	200,872,177
(1)	As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.
(2)	The amount of term deposits due over 12 months as December 31, 2025 is Ps. 19,631,973 and December 31, 2024 is Ps. 16,764,038.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

20.2 Detail of the effective interest rates

The following is a summary of the effective interest rates which are accrued on customer deposits is as follows:

December 31, 2025
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.01%	9.00%	0.03%	4.08%
Saving accounts	0.01%	13.89%	0.05%	3.62%
Fixed term deposit certificates	0.05%	23.52%	0.30%	8.05%

December 31, 2024
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.17%	9.35%	0.03%	5.60%
Saving accounts	0.01%	13.78%	0.05%	5.00%
Fixed term deposit certificates	0.05%	23.52%	0.30%	9.00%

20.3 Detail of the concentration of deposits received from customers per economic sector

	December 31, 2025 (1)			December 31, 2024
	Amount		%	Amount		%
Financial	Ps.	42,261,563	20.4%	Ps.	36,117,236	18.0%
Government and Colombian Government entities		30,256,676	14.6%		26,875,424	13.4%
Individuals		29,269,112	14.1%		31,559,768	15.7%
Financial and insurance activities		23,078,620	11.1%		19,700,240	9.8%
Services		14,665,982	7.1%		19,280,845	9.6%
Insurance		13,112,460	6.3%		14,226,539	7.1%
Commerce		11,865,618	5.7%		12,680,110	6.3%
Real Estate		4,676,630	2.3%		3,418,132	1.7%
Manufacturing		4,022,403	1.9%		3,056,218	1.5%
Transport		2,421,100	1.2%		287,384	0.1%
Agriculture and livestock		2,250,173	1.1%		1,556,711	0.8%
Education		1,927,121	0.9%		1,793,395	0.9%
Colombian Municipalities		610,621	0.3%		604,265	0.3%
Artistic, entertainment and recreation activities		424,886	0.2%		454,909	0.2%
Exploitation of mines and quarries		418,288	0.2%		1,226,516	0.6%
Foreign Governments		270,985	0.1%		867,311	0.4%
Telecommunications		130,018	0.1%		217,656	0.1%
Tourism		1	0.0%		83,289	0.1%
Other		25,742,981	12.4%		26,866,229	13.4%
Total	Ps.	207,405,238	100%	Ps.	200,872,177	100%

(1)	As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

NOTE 21 – FINANCIAL OBLIGATIONS

21.1 Financial obligations other than issued bonds

a)	Financial obligations interbank borrowings and overnight funds

The following is the detail of the financial obligations obtained by Grupo Aval and subsidiaries as of December 31, 2025 and 2024 to finance their operations:

	December		December
	31, 2025 (1)		31, 2024

Local Currency
Interbank borrowings and overnight funds
Overnight funds	Ps.	35,882	Ps.	41,570
Interbank funds purchased		832,452		781,409
Commitments to transfer open and closed repo operations		8,354,523		9,898,971
Commitments to transfer simultaneous operations		10,819,356		5,648,747
Commitments originated in short positions simultaneous operations		2,401,845		1,093,006
Temporary securities transfer operations		32		2
Total interbank borrowings and overnight funds	Ps.	22,444,090	Ps.	17,463,705

Foreign currency (2)
Interbank borrowings and overnight funds
Overnight funds	Ps.	2,746	Ps.	—
Commitments to transfer open and closed repo operations		208,589		1,046,064
Total interbank borrowings and overnight funds	Ps.	211,335	Ps.	1,046,064
Total interbank borrowings and overnight funds	Ps.	22,655,425	Ps.	18,509,769
(1)	As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.
(2)	Corresponds to the equivalent Colombian pesos.

The amount of obligations under money market transactions, associated with simultaneous and repo operations as of December 31, 2025 is Ps. 10,819,356; which are guaranteed by investments of Ps. 16,652,805; and as of December 31, 2024 is Ps. 5,648,747; which are guaranteed by investments of Ps. 17,040,358.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

b)	Financial obligations borrowings from banks and others

The following is the detail of the borrowings obtained by Grupo Aval and subsidiaries as of December 31, 2025 and 2024:

	December		December
	31, 2025 (1)		31, 2024

Local Currency
Borrowings from banks and others
Borrowings	Ps.	4,016,302	Ps.	3,619,457
Leases contracts (2)		2,037,039		1,794,416
Financiera de Desarrollo Territorial “FINDETER” (3)		2,526,376		2,518,426
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO” (3)		1,096,171		984,179
Banco de Comercio Exterior - “BANCOLDEX” (3)		297,858		528,363
Other financial obligations		6,118		9,762
Total borrowings from banks and others	Ps.	9,979,864	Ps.	9,454,603

Foreign currency (4)
Borrowings from banks and others
Borrowings	Ps.	9,069,212	Ps.	14,014,948
Leases contracts (2)		793,405		1,071,851
Andean Development Corporation (Corporación Andina de Fomento)		307,014		532,140
Banco de Comercio Exterior - “BANCOLDEX” (3)		147,071		6,333
Letters of credit		2,470,163		1,566,346
Bankers acceptances		1,792,446		1,451,938
Total borrowings from banks and others	Ps.	14,579,311	Ps.	18,643,556
Total borrowings from banks and others	Ps.	24,559,175	Ps.	28,098,159
(1)	As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.
(2)	See detail note 21.3.
(3)	The Colombian Government has established certain credit programs for promoting the development of specific sectors of the economy, including foreign trade, agriculture, tourism, housing construction and other industries.

The amount of financial obligations with development entities as of December 31, 2025 is Ps. 4,067,476 and as of December 31, 2024 is Ps. 4,037,301.

(4)	Corresponds to the equivalent Colombian pesos.

The amount of borrowings from banks and others due over 12 months as of December 31, 2025 is Ps. 11,569,367 and as of December 31, 2024 is Ps. 13,649,999.

The amount of borrowings from development entities due over 12 months as of December 31, 2025 is Ps. 3,766,557; and as of December 31, 2024 is Ps. 3,829,301.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

The detail of issued bonds as of December 31, 2025 and 2024, by issuance date and maturity date is as follows:

		December		December
Issuer	Issue Date (1)	31, 2025 (2)		31, 2024		Maturity Date (1)	Interest Rate (1)
Local Currency
Banco Av. Villas S.A.	23/02/2021	Ps.	88,105	Ps.	87,020	23/02/2026	CPI + 1.36%
Banco de Bogotá S.A. (3)	Between 10/02/2021 and 25/07/2024		902,401		1,088,630	Between 10/02/2026 and 25/07/2028	CPI + 1.16%; and Fix Between 10.38% and 10.45%
Banco de Occidente S.A. (4)	Between 09/08/2012 and 20/08/2020		1,419,919		1,876,405	Between 10/06/2026 and 14/12/2032	CPI + 2.37% to 4.65%
Corporación Financiera Colombiana S.A. (5)	Between 11/12/2012 and 15/08/2025		4,126,514		3,871,660	Between 08/09/2026 and 19/11/2045	CPI + 2.90% to 6.40%; IBR + 3.75% and Fix 3.77%
Banco Popular S.A. (6)	Between 12/10/2016 and 10/03/2022		816,093		1,370,950	Between 15/07/2026 and 10/03/2027	CPI + 2.58% to 4.13% and Fix Between 6.29% and 6.78%
Grupo Aval Acciones y Valores S.A.	Between 24/11/2016 and 12/12/2024		1,177,984		1,177,903	Between 24/11/2026 and 28/06/2042	CPI + 3.69% to 6.16% and Fix 10.08%
Peso denominated Total		Ps.	8,531,016	Ps.	9,472,568

Foreign Currency
Banco de Bogotá S.A. Under rule 144A.	Between 12/05/2016 and 24/03/2023	Ps.	6,587,469	Ps.	7,720,126	Between 12/05/2026 and 24/03/2033	Fix Between 4.38% to 6.25% and SOFR6 3.75%
MFH			—		1,596,005
Banco Bogotá and MFH Total		Ps.	6,587,469	Ps.	9,316,131
Grupo Aval Limited (7)	4/02/2020	Ps.	3,777,033	Ps.	4,428,224	4/02/2030	Fix 4.38%
Promigas S.A. and Gases del Pacífico S.A.C. Under rule 144A. (7)	Between 16/10/2019 and 22/10/2020		1,883,947		2,207,133	Between 16/10/2029 and 22/10/2029	Fix 3.75%
Banco de Occidente S.A. (8)	13/05/2024		677,521		791,791	13/08/2034	Fix 10.88%
Foreign Currency Total		Ps.	12,925,970	Ps.	16,743,279
Total of Bonds (9)		Ps.	21,456,986	Ps.	26,215,847
(1)	This information corresponds to the bonds outstanding as of December 31, 2025.
(2)	As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.
(3)	The variation corresponds mainly to payment due to bond maturity on September 24, 2025 for Ps.186,135.
(4)	The variation corresponds mainly to: (i) payment due to bond maturity on January 30, 2025 for Ps. 203,139; and (ii) Payment due to bond maturity on October 12, 2025 for Ps. 255,359.
(5)	The variation corresponds mainly to: (i) Payment due to bond maturity on January 23, 2025 for Ps. 107,442; (ii) Payment due to bond maturity on March 02, 2025 for Ps. 129,220; and (iii) Payment due to bond maturity on November 19, 2025 for Ps. 101,085.

In addition, a bond issuance is presented on February 13, 2025 for Ps.133,100; on May 15, 2025 for Ps.48,800 and on August 15, 2025 for Ps.350,000. Finally, the bonds valued at Ps.60,761 is presented.

(6)	The variation corresponds mainly to: (i) Payment due to bond maturity on February 04, 2025 for Ps. 222,664; and (ii) Payment due to bond maturity on March 10, 2025 for Ps. 342,187.
(7)	Corresponds to the variation in the TRM between December 2025 and December 2024 by Ps. (652.07).
(8)	During 2025, interest payments on the bond were made: on February 12, 2025, for Ps.39,526; and on August 12, 2025, for Ps.38,499. Finally, there is a variation of Ps.36,245 due to the TRM.
(9)	See detail note 21.3.

The amount of issued bonds due over 12 months as of December 31, 2025 is Ps. 15,653,080 and as of December 31, 2024 is Ps.24,634,287.

Grupo Aval had no defaults on principal or interest payments or other breaches with respect to its liabilities during the years ended December 31, 2025 and 2024, and Grupo Aval is complying with the related covenants agreed with investors and debtors.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

21.3 Analysis of changes in the movements of financing activities

Reconciliation of movements of liabilities to cash flows arising from financing activities:

			Liabilities						Equity								Total
	Notes		Dividends payable		Bonds issued		Leases contracts		Subscribed and paid-in capital		Additional paid-in capital		Appropriated retained earnings		Non-controlling interest
Balance at January 1, 2023		Ps.	220,815	Ps.	28,362,221	Ps.	2,335,944	Ps.	23,744	Ps.	9,571,374	Ps.	8,018,417	Ps.	14,354,689	Ps.	62,887,204
Cash flows from financing activities:
Dividends paid to shareholders			(766,537)		—		—		—		—		—		—		(766,537)
Dividends paid to non-controlling interest	26		(915,933)		—		—		—		—		—		—		(915,933)
Issuance of debt securities			—		1,111,819		—		—		—		—		—		1,111,819
Payment of outstanding debt securities			—		(3,934,469)		—		—		—		—		—		(3,934,469)
Payment of obligations under financial lease			—		—		(384,499)		—		—		—		—		(384,499)
Discontinued operation			—		1,359,902		(7,168)		—		—		—		—		1,352,734
Net cash used in financing activities			(1,682,470)		(1,462,748)		(391,667)		—		—		—		—		(3,536,885)
Liabilities - related to other changes:
Accrued interest			—		2,212,345		210,041		—		—		—		—		2,422,386
Interest paid			—		(2,171,231)		(202,551)		—		—		—		—		(2,373,782)
Effects of changes in foreign exchange rates			—		(3,525,280)		(172,766)		—		—		—		—		(3,698,046)
Dividends declared			2,040,507		—		—		—		—		(1,025,718)		(1,014,789)		-
Other Changes			(50,868)		12,519		1,012,747		—		—		42,850		8,068		1,025,316
Total liabilities related to other changes			1,989,639		(3,471,647)		847,471		—		—		(982,868)		(1,006,721)		(2,624,126)
Total equity related to other changes			—		—		—		—		—		696,224		1,389,776		2,086,000
Balance at December 31, 2023		Ps.	527,984	Ps.	23,427,826	Ps.	2,791,748	Ps.	23,744	Ps.	9,571,374	Ps.	7,731,773	Ps.	14,737,744	Ps.	58,812,193
Cash flows from financing activities:
Dividends paid to shareholders			(728,181)		—		—		—		—		—		—		(728,181)
Dividends paid to non-controlling interest	26		(667,330)		—		—		—		—		—		—		(667,330)
Issuance of debt securities			—		2,224,164		—		—		—		—		—		2,224,164
Payment of outstanding debt securities			—		(1,725,323)		—		—		—		—		—		(1,725,323)
Payment of obligations under financial lease			—		—		(409,118)		—		—		—		—		(409,118)
Equity transaction			—		—		—		—		(4,904)		—		(50,096)		(55,000)
Discontinued operation			—		5,299		(7,522)		—		—		—		—		(2,223)
Net cash used in financing activities			(1,395,511)		504,140		(416,640)		—		(4,904)		—		(50,096)		(1,363,011)
Liabilities - related to other changes:
Accrued interest			—		1,831,715		245,366		—		—		—		—		2,077,081
Interest paid			—		(1,764,802)		(239,988)		—		—		—		—		(2,004,790)
Effects of changes in foreign exchange rates			—		2,200,477		142,677		—		—		—		—		2,343,154
Dividends declared			1,188,422		—		—		—		—		(569,843)		(618,579)		-
Other Changes			(27,394)		16,491		343,104		—		(58,408)		—		9,755		283,548
Total liabilities related to other changes			1,161,028		2,283,881		491,159		—		(58,408)		(569,843)		(608,824)		2,698,993
Total equity related to other changes			21,823		—		—		—		—		1,001,504		1,632,837		2,656,164
Balance at December 31, 2024		Ps.	315,324	Ps.	26,215,847	Ps.	2,866,267	Ps.	23,744	Ps.	9,508,062	Ps.	8,163,434	Ps.	15,711,661	Ps.	62,804,339
Cash flows from financing activities:
Dividends paid to shareholders			(625,826)		—		—		—		—		—		—		(625,826)
Dividends paid to non-controlling interest	26		(662,266)		—		—		—		—		—		—		(662,266)
Issuance of debt securities			—		528,863		—		—		—		—		—		528,863
Payment of outstanding debt securities			—		(1,513,644)		—		—		—		—		—		(1,513,644)
Payment of obligations under financial lease			—		—		(429,493)		—		—		—		—		(429,493)
Equity transaction			—		—		—		—		870		—		(876)		(6)
Discontinued operation			—		46,577		(8,797)		—		—		—		—		37,780
Net cash used in financing activities			(1,288,092)		(938,204)		(438,290)		—		870		—		(876)		(2,664,592)
Liabilities - related to other changes:
Accrued interest			—		1,598,510		240,625		—		—		—		—		1,839,135
Interest paid			—		(1,669,331)		(240,591)		—		—		—		—		(1,909,922)
Discontinued operation			—		(1,294,172)		(29,585)		—		—		—		—		(1,323,757)
Effects of changes in foreign exchange rates			—		(2,476,554)		(150,875)		—		—		—		—		(2,627,429)
Dividends declared			1,344,488		—		—		—		—		(655,320)		(689,168)		-
Other Changes			(39,721)		20,890		582,893		—		—		—		6,653		570,715
Total liabilities related to other changes			1,304,767		(3,820,657)		402,467		—		—		(655,320)		(682,515)		(3,451,258)
Total equity related to other changes			22,778		—		—		—		(5,975)		1,733,243		1,268,666		3,018,712
Balance at December 31, 2025		Ps.	354,777	Ps.	21,456,986	Ps.	2,830,444	Ps.	23,744	Ps.	9,502,957	Ps.	9,241,357	Ps.	16,296,936	Ps.	59,707,201

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

NOTE 22 –PROVISIONS

The movement and balances of legal and non-legal related provisions during the periods ended on December 31, 2025, 2024 and 2023 are described below:

	For legal		Non-legal		Total provisions
Balance as of January 1, 2023	Ps.	229,193	Ps.	997,978	Ps.	1,227,171
Provisions made during the year		298,719		334,974		633,693
Provisions used during the year		(51,160)		(338,536)		(389,696)
Provisions reversed during the year		(258,421)		(110,419)		(368,840)
Effect of movements in exchange rates		(642)		(18,403)		(19,045)
Balance as of December 31, 2023	Ps.	217,689	Ps.	865,594	Ps.	1,083,283
Provisions made during the year		202,964		291,234		494,198
Provisions used during the year		(38,897)		(135,145)		(174,042)
Provisions reversed during the year (1)		(189,486)		(121,466)		(310,952)
Effect of movements in exchange rates		256		9,928		10,184
Balance as of December 31, 2024	Ps.	192,526	Ps.	910,145	Ps.	1,102,671
Provisions made during the year		120,242		304,455		424,697
Provisions used during the year		(33,754)		(195,241)		(228,995)
Provisions reversed during the year (1)		(123,333)		(175,917)		(299,250)
Effect of movements in exchange rates		(303)		(8,429)		(8,732)
Reclassification MFG operation (2)		—		(960)		(960)
Discontinued operation (3)		—		166		166
Balance as of December 31, 2025	Ps.	155,378	Ps.	834,219	Ps.	989,597

(1)	For legal related, recovery of provisions by Porvenir as of December 31, 2025 and 2024 by Ps. 101,403 and Ps.177,527 respectively for claims for nullity of affiliations that were in progress.
(2)	As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.
(3)	See note 13.B., "Discontinued operation related to Multi Financial Group".

The estimated period for the settled of the provisions recorded as of December 31,2025 and 2024 is a follows.

Estimated period to be settled	Legal related		Non-legal		Total provisions
Within twelve months	Ps.	12,956	Ps.	168,411	Ps.	181,367
After twelve months		142,422		665,808		808,230
Balance as of December 31, 2025	Ps.	155,378	Ps.	834,219	Ps.	989,597

Estimated period to be settled	Legal related		Non-legal		Total provisions
Within twelve months	Ps.	12,209	Ps.	226,460	Ps.	238,669
After twelve months		180,317		683,685		864,002
Balance as of December 31, 2024	Ps.	192,526	Ps.	910,145	Ps.	1,102,671

Legal related:

Administrative proceedings

As of December 31, 2025 and 2024, the outstanding balance of provisions recorded for administrative proceedings were Ps. 11,031 and Ps. 15,532  respectively, by way of claims for administrative or judicial processes of a tax nature other than income tax and other processes, initiated by national and local authorities that establish, in some cases sanctions in which the subsidiaries of Grupo Aval would incur.

Labor proceedings

As of December 31, 2025 and 2024, the outstanding balance of provisions recorded for labor proceedings were Ps.25,554 and Ps. 27,125  respectively. Labor proceedings include labor pursuits, indemnities for former employees against some subsidiaries of Grupo Aval. The time expected for resolution is uncertain since each proceeding is based on different instances.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Other proceedings

As of December 31, 2025 and 2024, the outstanding balance of provisions for legal proceedings resulting from requests civil and other proceedings such as constitutional actions of a heritage nature recorded were Ps. 118,793 and Ps. 149,869, respectively, being the most representative provisions made to cover claims for cancellation of affiliations and transfer of regime, old-age pensions, requests to Porvenir, old age disability and survival pensions which amounted to Ps. 110,676 and Ps. 131,962, respectively.

Non-legal related:

As of December 31, 2025 and 2024 the outstanding balance of non-legal related provisions recorded amounting were Ps. 834,219 and Ps. 910,145, respectively, are comprised by:

●	Provisions in Corficolombiana´s affiliates as of December 31, 2025 and 2024, associated with the maintenance, restoration and rehabilitation relating to development of concession contracts of Ps. 213,782 and Ps. 306,643 respectively.

●	Provisions in Porvenir´s subsidiary as of December 31, 2025, and 2024, where the main balance corresponds to undercapitalized accounts, these are individual pension accounts called "Fondo de Pensiones Obligatorias Especial Porvenir de Retiro Programado", which according to actuarial projections do not have the required balance to achieve minimum pension payment, and thus have to be provisioned for the expected difference of Ps. 295,604 and Ps. 274,318 respectively.

●	Provisions for losses on loan commitments and financial guarantee contracts as of December 31 2025 and 2024, of Ps. 77,825 and Ps. 72,414 respectively. (See note 4.1.5) Loan commitments and financial guarantee contracts.

●	Provision in Proyecto de Inversión Vial del Oriente and Proyecto de Inversión Vial Andino, a Corficolombiana´s subsidiary as of December 31, 2025, and 2024 for the recognition of additional costs of Ps. 81,573 and Ps. 85,676 respectively.

●	Provisions of several subsidiaries of Grupo Aval as of December 31,2025 and 2024, corresponding to the dismantling of ATMs and offices of Ps. 70,951 and Ps. 86,222, respectively.

●	Other provisions of several subsidiaries of Grupo Aval as of December 31,2025 and 2024, for Ps. 94,484 and Ps. 84,872.

NOTE 23 – EMPLOYEE BENEFITS

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

The detail of the balance of liabilities for employee benefits as of December 31, 2025, and 2024 is as follows:

	December 31, 2025 (1)		December 31, 2024
Short term	Ps.	445,826	Ps.	441,644
Post-employment		362,588		405,240
Long term		181,082		180,545
Total	Ps.	989,496	Ps.	1,027,429

Plan Asset	Ps.	(1,744)	Ps.	(24,126)
Net employee benefits	Ps.	987,752	Ps.	1,003,303

(1) As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

23.1 Post-employment benefits

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

Some retirees of Grupo Aval and its subsidiaries receive benefits including coverage of medical treatments.

As of December 31, 2025 and 2024, the post-employment benefit expense is composed of:

	December 31, 2025		December 31, 2024
Defined contribution plan	Ps.	125,838	Ps.	116,145
Defined benefit plan		38,643		42,907
Total	Ps.	164,481	Ps.	159,052

23.2 Long Term Employee Benefits

Some Grupo Aval subsidiaries grant their employees extra-legal long-term premiums during their working lives per every five years of service that they complete, calculated as days of salary per year of work.

Grupo Aval has recognized the liabilities corresponding to these benefits, based on the same actuarial calculations and using the same parameters as in retirement benefits.

The following table shows the Post-employment and long-term benefits movements during the years ended on December 31, 2025, 2024 and 2023 are as follows:

	Post-employment benefits						Long-term benefits
	December 31, 2025		December 31, 2024		December 31, 2023		December 31, 2025		December 31, 2024		December 31, 2023
Balance at the beginning of the year	Ps.	405,240	Ps.	380,207	Ps.	349,587	Ps.	180,545	Ps.	159,329	Ps.	133,085
Service costs		2,278		1,260		1,494		17,676		15,905		14,765
Interests cost		36,365		39,008		41,076		16,318		15,439		16,699
Past Service Costs		—		—		(2,079)		—		4,795		10,063
	Ps.	443,883	Ps.	420,475	Ps.	390,078	Ps.	214,539	Ps.	195,468	Ps.	174,612
Actuarial Loss (Gain) arising from changes in demographic assumptions		—		95		(753)		—		1,010		(7,342)
Actuarial (Gain) Loss arising from changes in financial assumptions		(18,314)		2,309		26,832		(7,932)		2,036		473
Actuarial Loss arising from changes in the experience		8,294		40,293		27,472		5,105		9,812		17,313
	Ps.	(10,020)	Ps.	42,697	Ps.	53,551	Ps.	(2,827)	Ps.	12,858	Ps.	10,444
Payments to employees		(54,308)		(63,202)		(61,589)		(30,630)		(27,781)		(25,727)
Reclassification MFG operation (1)		(15,909)		—		—		—		—		—
Discontinued operations (2)		2,558		2,640		1,856		—		—		—
Effect of movements in exchange rates		(3,616)		2,630		(3,689)		—		—		—
Liability balance at the end of the year	Ps.	362,588	Ps.	405,240	Ps.	380,207	Ps.	181,082	Ps.	180,545	Ps.	159,329

Plan Assets
Balance at the beginning of the year plan assets	Ps.	(24,126)	Ps.	(17,024)	Ps.	(18,176)	Ps.	—	Ps.	—	Ps.	—
Interests income		(72)		(68)		(58)		—		—		—
Remeasurements on plan assets		3,773		(3,385)		(1,788)		—		—		—
Reclassification MFG operation (1)		15,909		—		—		—		—		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Post-employment benefits						Long-term benefits
	December 31, 2025		December 31, 2024		December 31, 2023		December 31, 2025		December 31, 2024		December 31, 2023
Discontinued operations (2)		(843)		(984)		(736)		—		—		—
Effect of movements in exchange rates		3,615		(2,665)		3,734		—		—		—
Balance at the end of the year plan assets	Ps.	(1,744)	Ps.	(24,126)	Ps.	(17,024)	Ps.	—	Ps.	—	Ps.	—
Net Balance at the end of the year	Ps.	360,844	Ps.	381,114	Ps.	363,183	Ps.	181,082	Ps.	180,545	Ps.	159,329

(1) This corresponds to the reclassification to liabilities directly associated with non-current assets classified as held for sale of  Multi Financial Group operation as of December 31, 2025, see note 13.A.

(2) See note 13.B., "Discontinued operation related to Multi Financial Group".

The assumptions used to calculate the obligation projected for different post-employment and long-term benefits employees are as follows:

Post-employment benefits (1)	December 31, 2025	December 31, 2024
Discount interest rate	11.24%	9.95%
Inflation rate	3.13%	2.95%
Salary growth rate	4.38%	3.73%
Pension growth rate	2.98%	3.00%

(1) Entities in Colombia and subsidiaries abroad participate.

Long-term benefits (1)	December 31, 2025	December 31, 2024
Discount interest rate	10.91%	9.95%
Inflation rate	3.00%	3.00%
Salary growth rate	4.26%	4.27%

(1) Only entities from Colombia participate.

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

The sensitivity analysis for post-employment and long-term benefits liabilities due to defined benefits plans to different actuarial and financial variables is shown below, maintaining other variables at constant values (increase or decrease 50 basis points):

	-0.50 basic points				+0.50 basic points
At December 31, 2025	Post-employment benefits		Long-term benefits		Post-employment benefits		Long-term benefits
Discount interest rate	Ps.	10,207	Ps.	3,683	Ps.	(9,676)	Ps.	(3,534)
Salaries growth rate		(1,323)		(4,497)		1,383		4,661
Retirement growth rate		(12,903)		N/A		8,082		N/A

	-0.50 basic points				+0.50 basic points
At December 31, 2024	Post-employment benefits		Long-term benefits		Post-employment benefits		Long-term benefits
Discount interest rate	Ps.	12,270	Ps.	3,815	Ps.	(11,583)	Ps.	(3,642)
Salaries growth rate		(2,568)		(4,483)		2,693		4,759
Retirement growth rate		(11,323)		N/A		11,923		N/A

The following table discloses the undiscounted future cash flows for the payment of post‑employment and long‑term obligations:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Payments for post-		Payments for long-
Year	Employment benefits		term benefits
2026	Ps.	54,384	Ps.	28,832
2027		55,865		30,627
2028		55,288		27,637
2029		53,362		27,671
2030		53,698		25,911
Years 2031 - 2035		234,209		92,563
Total	Ps.	506,806	Ps.	233,241

As of December 31, 2025, the average duration of post-employment benefit plans is 5.48 years (5.89 years for 2024) and for the long-term it is 4.02 years (4.17 years for 2024).

NOTE 24 – OTHER LIABILITIES

As December 31, 2025 and 2024 the other liabilities comprise the following:

Other liabilities	December 31, 2025 (1)		December 31, 2024
Income received for third parties (2)	Ps.	3,401,968	Ps.	4,289,835
Suppliers and services payable		3,518,847		3,253,637
Cashier checks		870,091		763,285
Withholdings taxes and labor contributions		720,627		649,277
Contract liability related to concessions (3)		693,960		522,189
Commissions and fees		536,365		518,132
Transactions digital payment platform		411,578		458,498
Dividends payable (4)		354,777		315,324
Collection on behalf of third parties		157,241		183,596
Collection service		106,296		100,119
Value added tax - VAT		79,986		78,731
Insurance payables		63,155		162,293
Financial transactions tax		37,373		19,898
Canceled accounts		36,378		35,693
Checks drawn and not paid		22,119		44,710
Customer loyalty programs		16,529		12,276
Anticipated income		13,882		36,455
Cash surplus		10,644		187,603
Other liabilities		479,443		365,430
Total other liabilities	Ps.	11,531,259	Ps.	11,996,981

(1)	As of December 2025, the liabilities related to Multi Financial Group (MFG) were no longer presented line by line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Liabilities directly associated with non-current assets held for sale”, see note 13.A.
(2)	Includes advance payments made by the National Infrastructure Agency (ANI) and resources received from toll collection and financial returns managed by the respective Autonomous Patrimonies.
(3)	Includes funding associated with property accounts, environmental composition, networks, auditing and supervision, and returns generated.
(4)	See detail note 21.3.

Other Liabilities		December 31, 2025		December 31, 2024
Liabilities to be settled within twelve months	Ps.	8,224,535	Ps.	7,962,137
Liabilities to be settled after twelve months		3,306,724		4,034,844
Total Other Liabilities	Ps.	11,531,259	Ps.	11,996,981

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

NOTE 25 – EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT

Authorized, issued and outstanding shares as of December 31, 2025 and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Authorized shares	120,000,000,000	120,000,000,000
Subscribed fully paid shares	23,743,475,754	23,743,475,754
Total outstanding shares	23,743,475,754	23,743,475,754

The outstanding shares are as follows:	December 31, 2025	December 31, 2024
Common voting shares (1)	16,178,324,920	16,201,212,499
Preferred non-voting shares (2)	7,565,150,834	7,542,263,255
	23,743,475,754	23,743,475,754

(1) Common Voting shares with a nominal value of Ps. 1 Colombian peso.

(2) Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2025 and 2024, 22,887,579 and 500,000 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

25.1 Appropriated retained earnings

As of December 31, 2025 and 2024 the appropriation of retained earnings is as follows:

	December 31, 2025		December 31, 2024
Retained earnings	Ps.	1,553,067	Ps.	807,629
Accumulated withholding tax over dividends		(34,622)		(30,145)
Legal reserve		11,872		11,872
Statutory and voluntary reserves		7,711,040		7,374,078
	Ps.	9,241,357	Ps.	8,163,434

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

25.2 Declared Dividends

The dividends are declared and paid to shareholders based on unconsolidated net income under Colombian IFRS (NCIF), the dividends declared were as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
Net income for the periods ended in	Ps.	999,886	Ps.	723,038	Ps.	2,541,179
Declared dividends

In the general assembly held in March 2025, a cash profit of Ps. 2.30 per share per month during the months of April 2025 to March 2026, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting.

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

Total outstanding shares		23,743,475,754		23,743,475,754		23,743,475,754
Total declared dividends (1)	Ps.	655,320	Ps.	569,843	Ps.	1,025,718

(1) See Consolidated Statement of Changes in Equity for dividends distribution.

25.3 Earnings per share

●	Basic earnings per share

Grupo Aval calculates basic earnings per share by dividing net income for the year attributable to controlling interest of Grupo Aval parent company by the weighted average number of shares outstanding during the year (including common and preferred shares).

The following table summarizes the earnings per share for the year ended as of December 31, 2025, 2024 and 2023:

	December 31, 2025		December 31, 2024		December 31, 2023
Net income for the year	Ps.	3,215,172	Ps.	2,191,477	Ps.	2,177,116
Less: participation of non- controlling interests		(1,493,300)		(1,176,390)		(1,438,113)
Net income attributable to owners of the parent	Ps.	1,721,872	Ps.	1,015,087	Ps.	739,003

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(548,004)		(322,436)		(234,713)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	1,173,868	Ps.	692,651	Ps.	504,290
Weighted average number of common shares outstanding used in basic EPS calculation (2)		16,186,869,620		16,201,502,910		16,202,376,163
Basic and Diluted earnings per share to common shareholders (in Colombian pesos)		72.52		42.75		31.12
Basic and Diluted earnings per ADS (3) (in Colombian pesos)		1,450.40		855.04		622.49
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		23,743,475,754		23,743,475,754		23,743,475,754
Basic earnings of the owners of the parent per share in Colombian pesos		72.52		42.75		31.12

(1) Based on a weighted average of preferred shares.

(2) Averages based on an end of month number of preferred or common shares.

(3) Each ADS represents 20 preferred shares.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

The following table summarizes earnings per share over net income from continuing operations for the years ended December 31, 2025, 2024 and 2023.

	December 31, 2025		December 31, 2024		December 31, 2023
Net income from continuing operations	Ps.	3,188,526	Ps.	2,165,813	Ps.	2,114,108
Less: participation of non- controlling interests		(1,485,020)		(1,168,415)		(1,418,534)
Net income attributable to owners of the parent	Ps.	1,703,506	Ps.	997,398	Ps.	695,574

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(542,158)		(316,818)		(220,919)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	1,161,348	Ps.	680,580	Ps.	474,655
Weighted average number of common shares outstanding used in basic EPS calculation (2)		16,186,869,620		16,201,502,910		16,202,376,163
Basic and Diluted earnings per share to common shareholders (in Colombian pesos)		71.75		42.01		29.30
Basic and Diluted earnings per ADS (3) (in Colombian pesos)		1,434.93		840.14		585.91
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		23,743,475,754		23,743,475,754		23,743,475,754
Basic earnings of the owners of the parent per share in Colombian pesos		71.75		42.01		29.30

(1) Based on a weighted average of preferred shares.

(2) Averages based on an end of month number of preferred or common shares.

(3) Each ADS represents 20 preferred shares.

The following table summarizes earnings per share over net income from discontinued operations for the years ended December 31, 2025, 2024 and 2023.

	December 31, 2025		December 31, 2024		December 31, 2023
Net income from discontinuing operations	Ps.	26,646	Ps.	25,664	Ps.	63,008
Less: participation of non- controlling interests		(8,280)		(7,975)		(19,579)
Net income attributable to owners of the parent	Ps.	18,366	Ps.	17,689	Ps.	43,429

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(5,845)		(5,619)		(13,793)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	12,521	Ps.	12,070	Ps.	29,636
Weighted average number of common shares outstanding used in basic EPS calculation (2)		16,186,869,620		16,201,502,910		16,202,376,163
Basic and Diluted earnings per share to common shareholders (in Colombian pesos)		0.77		0.75		1.83
Basic and Diluted earnings per ADS (3) (in Colombian pesos)		15.47		14.90		36.58
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		23,743,475,754		23,743,475,754		23,743,475,754
Basic earnings of the owners of the parent per share in Colombian pesos		0.77		0.75		1.83

(1) Based on a weighted average of preferred shares.

(2) Averages based on an end of month number of preferred or common shares.

(3) Each ADS represents 20 preferred shares.

●	Diluted earnings per share

At December 31, 2025, 2024 and 2023, Grupo Aval did not have any dilutive instruments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

25.4 Non-controlling equity transactions

The following is a detail of transactions with minority shareholders:

		December 31, 2025
Entity	Transaction	Owners of the parent		Non-controlling interest		Total
Corficolombiana S.A.	Payment of dividends on the preferred shares	Ps.	(9,303)	Ps.	(13,653)	Ps.	(22,956)
Grupo Aval S.A.	Purchase in equity interest of Banco Popular S.A.		3,329		(3,329)		—
Others subsidiaries	Sale / purchase controlling and non-controlling interest		869		(875)		(6)
Total equity transaction		Ps.	(5,105)	Ps.	(17,857)	Ps.	(22,962)

		December 31, 2024
Entity	Transaction	Owners of the parent		Non-controlling interest		Total
Corficolombiana S.A.	Payment of dividends on the preferred shares	Ps.	(8,845)	Ps.	(12,978)	Ps.	(21,823)
Valora S.A.	Purchase of equity interest in Hoteles Estelar S.A.		(4,903)		(50,097)		(55,000)
Grupo Aval S.A.	Purchase of direct equity interest in Aval Fiduciaria S.A y Aval Casa de Bolsa S.A		(49,564)		49,564		—
Total equity transaction		Ps.	(63,312)	Ps.	(13,511)	Ps.	(76,823)

25.5 Effect on retained earnings

The following is a detail of effects on retained earnings:

	December 31, 2025
Transaction	Owners of the parent		Non-controlling interest		Total
Investment Mineros S.A (1)	Ps.	19,182	Ps.	28,142	Ps.	47,324
Effect realizations of OCI		(3,334)		(470)		(3,804)
Total effect in retained earnings	Ps.	15,848	Ps.	27,672	Ps.	43,520

(1) In July 2025, Corficolombiana S.A. sold an equity instrument classified at fair value through OCI related to Mineros S.A., resulting in an OCI reclassification of Ps. 90,106 and a loss on sale of Ps. (42,782).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

25.6 Consolidated Other Comprehensive Income (OCI):

Components of accumulated Other Comprehensive Income for the years ended December 31, 2025, 2024 and 2023 are as follows:

				Movements continuing operation						Movements discontinued operation
		Balance at December 31, 2024		Movements period		Realization of OCI		Total		Movements period		Realization of OCI		Total		Balance at December 31, 2025
Hedged items	Ps.	921,862	Ps.	(630,465)	Ps.	—	Ps.	(630,465)	Ps.	—	Ps.	—	Ps.	—	Ps.	291,397
Hedging derivative instrument		(230,847)		—		—		—		—		—		—		(230,847)
Hedging non-derivative instrument		(551,798)		613,587		—		613,587		—		—		—		61,789
Cash flow hedges		24,700		177,520		(518)		177,002		—		—		—		201,702
Foreign currency translation differences from unhedged foreign operations		125,975		(372,722)		—		(372,722)		—		—		—		(246,747)
Transfer from owner-occupied property to investment property		34,259		403		(1,498)		(1,095)		—		—		—		33,164
Unrealized (losses) on securities at FVOCI		(1,290,252)		(357,958)		56,359		(301,599)		173,079		(1,537)		171,542		(1,420,309)
Unrealized gains on equity securities at FVOCI		824,268		310,647		(50,596)		260,051		—		—		—		1,084,319
Investments in associates		175,665		(56,424)		—		(56,424)		—		—		—		119,241
Actuarial gains (losses) from defined benefit pension plans		(101,733)		6,521		6,750		13,271		(273)		(523)		(796)		(89,258)
Income tax		387,636		(168,956)		(130)		(169,086)		69		130		199		218,749
Total comprehensive income	Ps.	319,735	Ps.	(477,847)	Ps.	10,367	Ps.	(467,480)	Ps.	172,875	Ps.	(1,930)	Ps.	170,945	Ps.	23,200

				Movements continuing operation						Movements discontinued operation
		Balance at December 31, 2023		Movements period		Realization of OCI		Total		Movements period		Realization of OCI		Total		Balance at December 31, 2024
Hedged items	Ps.	407,149	Ps.	514,713	Ps.	—	Ps.	514,713	Ps.	—	Ps.	—	Ps.	—	Ps.	921,862
Hedging derivative instrument		(230,847)		—		—		—		—		—		—		(230,847)
Hedging non-derivative instrument		(51,791)		(500,007)		—		(500,007)		—		—		—		(551,798)
Cash flow hedges		(30,381)		57,474		(2,393)		55,081		—		—		—		24,700
Foreign currency translation differences from unhedged foreign operations		(121,044)		247,019		—		247,019		—		—		—		125,975
Transfer from owner-occupied property to investment property		17,518		16,935		(194)		16,741		—		—		—		34,259
Unrealized (losses) on securities at FVOCI		(1,177,560)		(37,756)		(125,631)		(163,387)		50,667		28		50,695		(1,290,252)
Unrealized gains on equity securities at FVOCI		522,771		302,346		(849)		301,497		—		—		—		824,268
Investments in associates		160,336		15,329		—		15,329		—		—		—		175,665
Actuarial gains (losses) from defined benefit pension plans		(83,994)		(34,208)		21,862		(12,346)		(5,104)		(289)		(5,393)		(101,733)
Income tax		161,445		231,474		(6,631)		224,843		1,348		—		1,348		387,636
Total comprehensive income	Ps.	(426,398)	Ps.	813,319	Ps.	(113,836)	Ps.	699,483	Ps.	46,911	Ps.	(261)	Ps.	46,650	Ps.	319,735

				Movements continuing operation						Movements discontinued operation
		Balance at January 1, 2023		Movements period		Realization of OCI		Total		Movements period		Realization of OCI		Total		Balance at December 31, 2023
Hedged items	Ps.	1,204,663	Ps.	(797,514)	Ps.	—	Ps.	(797,514)	Ps.	—	Ps.	—	Ps.	—	Ps.	407,149
Hedging derivative instrument		(230,847)		—		—		—		—		—		—		(230,847)
Hedging non-derivative instrument		(812,788)		760,997		—		760,997		—		—		—		(51,791)
Cash flow hedges		5,542		(47,793)		11,870		(35,923)		—		—		—		(30,381)
Foreign currency translation differences from unhedged foreign operations		288,627		(409,671)		—		(409,671)		—		—		—		(121,044)
Transfer from owner-occupied property to investment property		19,481		557		(2,520)		(1,963)		—		—		—		17,518
Unrealized (losses) on securities at FVOCI		(2,973,226)		1,758,911		(77,185)		1,681,726		139,530		(25,590)		113,940		(1,177,560)
Unrealized gains on equity securities at FVOCI		366,388		151,517		4,866		156,383		—		—		—		522,771
Investments in associates		196,228		(35,892)		—		(35,892)		—		—		—		160,336
Actuarial gains (losses) from defined benefit pension plans		(27,670)		(50,069)		(4,561)		(54,630)		(1,694)		—		(1,694)		(83,994)
Income tax		974,677		(814,131)		476		(813,655)		423		—		423		161,445
Total comprehensive income	Ps.	(988,925)	Ps.	516,912	Ps.	(67,054)	Ps.	449,858	Ps.	138,259	Ps.	(25,590)	Ps.	112,669	Ps.	(426,398)

	Owners of the parent		Non -controlling interest		Total comprehensive income
Balance at January 1, 2023	Ps.	(1,146,565)	Ps.	157,640	Ps.	(988,925)
Movements period continuing operation		558,834		(41,922)		516,912
Realization of OCI continuing operation		(33,804)		(33,250)		(67,054)
Movements period discontinued operation		102,784		35,475		138,259
Realization of OCI discontinued operation		(25,468)		(122)		(25,590)
Balance at December 31, 2023	Ps.	(544,219)	Ps.	117,821	Ps.	(426,398)
Movements period continuing operation		332,608		480,711		813,319
Realization of OCI continuing operation		(64,384)		(49,452)		(113,836)
Movements period discontinued operation		32,271		14,640		46,911
Realization of OCI discontinued operation		(259)		(2)		(261)
Balance at December 31, 2024	Ps.	(243,983)	Ps.	563,718	Ps.	319,735
Movements period continuing operation		(218,507)		(259,340)		(477,847)
Realization of OCI continuing operation		23,028		(12,661)		10,367
Movements period discontinued operation		119,226		53,649		172,875
Realization of OCI discontinued operation		(1,917)		(13)		(1,930)
Balance at December 31, 2025	Ps.	(322,153)	Ps.	345,353	Ps.	23,200

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

.

NOTE 26 - NON- CONTROLLING INTEREST

The following table includes information regarding the non-controlling interest of each direct and indirect subsidiary of Grupo Aval at December 31, 2025 and 2024:

December 31, 2025
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A. (1)	Colombia	59.47%	Ps.	10,953,814	Ps.	979,300	Ps.	(491,683)
Banco Bogotá S.A.	Colombia	31.07%		2,532,890		246,907		(135,915)
Banco de Occidente S.A.	Colombia	27.73%		1,317,614		97,696		(34,463)
Sociedad Administradora de Fondos de Pensiones, Cesantías y del CCAI Porvenir S.A.	Colombia	24.24%		1,007,901		167,091		(3)
Banco Comercial AV Villas S.A.	Colombia	20.13%		318,202		3,903		(45)
Banco Popular S.A.	Colombia	6.13%		153,628		(4,840)		(157)
Aval Casa de Bolsa S.A.	Colombia	13.60%		9,448		1,324		—
Aval Fiduciaria S.A.	Colombia	1.53%		1,770		250		—
Aval Banca de Inversión S.A.S.	Colombia	17.84%		1,669		1,669		—
		Total	Ps.	16,296,936	Ps.	1,493,300	Ps.	(662,266)

(1) Main indirect subsidiary.

December 31, 2024
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A. (1)	Colombia	59.47%	Ps.	10,522,067	Ps.	776,960	Ps.	(495,436)
Banco Bogotá S.A.	Colombia	31.07%		2,560,159		230,718		(142,352)
Banco de Occidente S.A.	Colombia	27.73%		1,307,098		72,105		(28,379)
Sociedad Administradora de Fondos de Pensiones, Cesantías y del CCAI Porvenir S.A.	Colombia	24.24%		843,566		155,710		(2)
Banco Comercial AV Villas S.A.	Colombia	20.13%		311,730		(26,171)		(135)
Banco Popular S.A.	Colombia	6.26%		158,425		(32,932)		(1,026)
Aval Casa de Bolsa S.A.	Colombia	13.60%		6,757		—		—
Aval Fiduciaria S.A.	Colombia	3.27%		1,859		—		—
		Total	Ps.	15,711,661	Ps.	1,176,390	Ps.	(667,330)

(1) Main indirect subsidiary.

The following table includes information regarding each direct and indirect subsidiary of Grupo Aval that has significant non-controlling interests to December 31, 2025, and 2024 (before eliminations):

December 31, 2025
									Cash Flow from
Entity	Assets		Liabilities		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	61,507,860	Ps.	44,486,345	Ps.	1,173,732	Ps.	970,481	Ps.	(455,422)
Banco Bogotá S.A.		156,164,359		138,870,595		1,275,624		(174,736)		5,020,131
Banco de Occidente S.A.		88,163,285		81,904,685		582,138		(93,803)		1,421,590
Sociedad Administradora de Fondos de Pensiones y Cesantías y del CCAI Porvenir S.A.		4,525,469		920,640		703,010		(30,075)		295,678
Banco Comercial AV Villas S.A.		21,932,939		20,216,035		19,016		131,291		233,295
Banco Popular S.A.		91,590,495		72,572,874		1,190,999		110,148		797,343
Aval Casa de Bolsa S.A.		194,559		134,697		10,893		(2,841)		(3,803)
Aval Fiduciaria S.A.		171,791		98,656		16,354		(7,422)		(64,799)
Aval Banca de Inversión S.A.S.	Ps.	25,121	Ps.	7,766	Ps.	9,355	Ps.	—	Ps.	15,770

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

December 31, 2024
									Cash Flow from
Entity	Assets		Liabilities		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	60,633,378	Ps.	44,307,226	Ps.	865,830	Ps.	843,617	Ps.	(521,510)
Banco Bogotá S.A.		150,719,626		133,877,249		1,098,248		22,520		2,288,431
Banco de Occidente S.A.		78,400,182		72,414,391		481,048		(47,342)		22,940
Sociedad Administradora de Fondos de Pensiones, Cesantías y del CCAI Porvenir S.A.		3,913,208		672,796		654,117		(18,642)		295,257
Banco Comercial AV Villas S.A.		19,167,670		17,477,831		(134,365)		117,164		(822,967)
Banco Popular S.A.		88,381,205		70,152,858		534,340		66,216		(925,651)
Aval Casa de Bolsa S.A.		188,911		139,218		807		(2,898)		30,100
Aval Fiduciaria S.A.	Ps.	281,792	Ps.	224,934	Ps.	12,924	Ps.	(7,346)	Ps.	35,671

NOTE 27 – COMMITMENTS AND CONTINGENCIES

27.1 Capital expenses commitments

As of December 31, 2025 and 2024 Grupo Aval and its Subsidiaries had contractual disbursement commitments of capital expenditures, for tangible assets for Ps. 76,985 and Ps. 31,225 respectively; and for intangible assets for Ps. 54,407 and Ps. 79,105 respectively.

27.2 Contingencies

As of December 31, 2025, and 2024, Grupo Aval and its Subsidiaries attended administrative and legal proceedings as defendants; whose expected resolution time is uncertain due to the fact that each process is at different stages. The claims of proceedings were assessed based on analyses and opinions of experience lawyers for Ps. 696,024 and Ps. 915,155 respectively in the following legal contingencies were determined:

27.2.1 Labor Proceedings

As of December 31, 2025, and 2024, the labor complaints amounted to Ps. 161,337 and Ps. 136,692 respectively. Historically, many of these proceedings have been resolved in favor of Grupo Aval and its Subsidiaries.

27.2.2 Civil Proceedings

As of December 31, 2025, and 2024, the result of the assessment of claims for civil suits, amounted to Ps. 253,108 and

Ps. 316,314 respectively.

27.2.3 Administrative, Tax Proceedings and Other Proceedings

Claims derived from administrative and judicial processes include those of fiscal responsibility over concession contracts, tax proceedings different that income tax and others. The tax proceedings filed by national and local tax authorities, and these authorities may establish, in some cases, sanctions in which Grupo Aval and its subsidiaries may incur as a result of: (i) the performance of their duty as a withholder or collector of national and local taxes, and/or (ii) the obligation to pay a higher tax amount in their condition of taxpayers. As of December 31, 2025, the outstanding balances recognized for these claims amounted to Ps.281,579 As of December 31, 2024, these amounted to Ps. 462,149.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

NOTE 28 – NET INCOME FROM CONTRACTS WITH CUSTOMERS

28.1 Net income from commissions and fees:

Below is a detail of the income and expenses for commissions and fees for the periods ended as of December 31, 2025, 2024 and 2023:

	December 31,		December 31,		December 31,
Income from commissions and fees	2025		2024 (1)		2023 (1)
Banking service fees	Ps.	1,733,348	Ps.	1,614,067	Ps.	1,545,111
Pension and severance fund management		1,282,053		1,174,608		978,504
Credit card fees		935,349		962,774		987,129
Trust activities and portfolio management services		569,710		495,929		463,194
Bonded warehouse services		203,814		181,804		188,191
Office network services		20,228		16,289		21,638
Commissions on transfers, checks and checkbooks		17,652		20,122		22,941
Other commissions		22,071		12,011		9,056
Total income from commissions and fees	Ps.	4,784,225	Ps.	4,477,604	Ps.	4,215,764

_______________________________________

(1) The information was modified based on MFG's discontinued operation; see note 13.B.

	December 31,		December 31,		December 31,
Expenses from commissions and fees	2025		2024 (1)		2023 (1)
Banking services	Ps.	(626,545)	Ps.	(586,332)	Ps.	(588,109)
Commissions for sales and services		(369,614)		(294,145)		(250,460)
Fees paid to pension funds sales force		(73,338)		(66,431)		(70,335)
Information processing services of operators		(36,028)		(33,079)		(29,905)
Offices network services		(6,108)		(9,796)		(20,147)
Other		(12,547)		(11,842)		(15,294)
Total expenses from commissions and fees	Ps.	(1,124,180)	Ps.	(1,001,625)	Ps.	(974,250)
Net income from commissions and fees	Ps.	3,660,045	Ps.	3,475,979	Ps.	3,241,514

________________________________________________

(1) The information was modified based on MFG's discontinued operation; see note 13.B.

28.2 Gross profit from sales of goods and services

Below is the detail of the income and cost from goods and services for the years ended as of December 31, 2025, 2024 and 2023:

	December 31,		December 31,		December 31,
Income from sales of goods and services	2025		2024		2023
Energy and gas	Ps.	6,842,019	Ps.	6,908,922	Ps.	6,158,616
Infrastructure		2,251,323		2,950,048		3,954,197
Hotels		732,535		631,218		598,895
Agribusiness		302,811		309,868		296,804
Other services		268,106		248,544		215,044
Total income from sales of goods and services (*)	Ps.	10,396,794	Ps.	11,048,600	Ps.	11,223,556

(*) See note 31.6, to see income by country.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	December 31,		December 31,		December 31,
Costs and expenses of sales goods and services	2025		2024		2023
Cost of sales from companies from non-financial sector	Ps.	(5,867,868)	Ps.	(6,204,773)	Ps.	(5,799,721)
General and administrative expenses		(913,614)		(940,823)		(989,313)
Personnel expenses		(763,423)		(698,859)		(607,894)
Amortization of intangible assets		(443,827)		(432,600)		(353,305)
Depreciation of tangible assets		(104,209)		(87,647)		(90,344)
Allowance for impairment of loans and receivables		(56,497)		(71,157)		(51,035)
Commissions and fees expenses		(54,023)		(49,826)		(39,466)
Depreciation of right of use assets		(47,263)		(41,732)		(37,031)
Donations expenses		(37,328)		(21,034)		(19,858)
Employee bonuses		(17,123)		(15,134)		(14,376)
Labor severances		(3,899)		(7,660)		(3,254)
Total costs and expenses of sales goods and services	Ps.	(8,309,074)	Ps.	(8,571,245)	Ps.	(8,005,597)
Gross profit from sales of goods and services	Ps.	2,087,720	Ps.	2,477,355	Ps.	3,217,959

NOTE 29 – NET TRADING INCOME (LOSS)

Net trading income includes income from client-driven trading activities primarily conducted in markets, including foreign exchange, credit, rates and equities trading, as follows:

	December 31,		December 31,		December 31,
	2025		2024 (4)		2023 (4)
Net trading investment income (1)
Fixed income (loss) securities	Ps.	979,558	Ps.	408,849	Ps.	1,029,018
Equities		680,217		577,245		633,082
Total trading investment income	Ps.	1,659,775	Ps.	986,094	Ps.	1,662,100
Net derivatives income (loss)
Net income (loss) on financial derivatives (2)	Ps.	(35,075)	Ps.	652,933	Ps.	(2,438,839)
Other net loss from marketable derivatives (3)		(222,687)		(237,293)		(142,426)
Total net derivatives income (loss)	Ps.	(257,762)	Ps.	415,640	Ps.	(2,581,265)
Total net trading income (loss)	Ps.	1,402,013	Ps.	1,401,734	Ps.	(919,165)
(1)	Includes net trading income from investment securities held for trading, that reflects the interest from investment in debt securities, gains/losses from mark-to-market valuation from investment in equity and debt securities and net income from trading activities.
(2)	Includes net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on trading derivatives.
(3)	Includes gains/losses from: (i) Net changes in the valuation of hedging derivatives from mark-to-market valuations from unhedged, (ii) the ineffective portion of the hedge, (iii) Transfers of due hedging derivatives from OCI to the Statement of Consolidated of Income.
(4)	The information was modified based on MFG's discontinued operation; see note 13.B.

NOTE 30 – OTHER INCOME AND EXPENSE

Below is the detail of the other income and expenses in the years ended on December 31, 2025, 2024 and 2023:

	December 31,		December 31,		December 31,
Other Income	2025		2024 (1)		2023 (1)
Foreign exchange loss, net (2)	Ps.	584,990	Ps.	(452,635)	Ps.	2,253,880
Share of net income from investments in associates and joint ventures		350,935		378,396		371,397
Dividends		126,700		141,867		119,988
Net gain on asset valuation		71,701		27,863		82,535
Gain on sale of assets properties, plant and equipment		52,710		80,916		360,590
Gain on the sale of non-current assets held for sale		11,888		20,110		45,873
Net (loss) gain on sale of investments		(18,431)		149,612		82,936
Other income		235,260		300,048		251,626
Total other income	Ps.	1,415,753	Ps.	646,177	Ps.	3,568,825

(1) The information was modified based on MFG's discontinued operation; see note 13.B.

(2) Corresponds to the variation in the TRM between January and December: Ps. (652.07) per U.S. dollar in 2025, Ps. 587.1 in 2024, and Ps. (988.15) in 2023.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	December 31,		December 31,		December 31,
Other Expense	2025		2024 (1)		2023 (1)
Personnel expenses	Ps.	(3,231,916)	Ps.	(3,022,161)	Ps.	(2,856,843)
Taxes and fees		(1,158,819)		(1,084,329)		(1,201,718)
Insurance		(601,172)		(603,570)		(552,384)
Consultancy, audit and other fees		(558,448)		(514,704)		(515,116)
Maintenance and repairs		(413,492)		(358,325)		(367,532)
Amortization of intangible assets		(324,023)		(241,735)		(226,662)
Marketing		(316,053)		(262,535)		(223,326)
Depreciation right of use assets		(233,744)		(223,854)		(200,483)
Depreciation of tangible assets		(212,681)		(208,612)		(203,543)
Affiliation contributions and transfers		(191,949)		(169,707)		(152,528)
Leases (Rent)		(168,721)		(147,744)		(139,065)
Warehouse services		(136,547)		(141,585)		(140,202)
Outsourcing services		(111,702)		(76,231)		(72,720)
Transportation services		(102,898)		(102,740)		(93,216)
Losses due to claims		(94,475)		(87,912)		(83,294)
Cleaning and security services		(78,514)		(75,627)		(76,226)
Temporary services		(72,520)		(64,805)		(59,599)
Data processing		(71,725)		(75,941)		(73,519)
Donations expenses		(41,094)		(34,714)		(31,244)
Loss from sale of property, plant and equipment		(40,620)		(22,620)		(43,673)
Supplies and stationary		(33,638)		(37,649)		(50,425)
Adaptation and installation		(25,943)		(24,551)		(27,193)
Travel expenses		(24,139)		(20,029)		(18,383)
Derecognition of assets		(15,423)		(5,486)		(1,567)
Impairment losses other assets		(2,690)		(4,916)		(1,330)
Loss from sale of non-current assets held for sale		(2,537)		(2,064)		(250)
Other		(634,408)		(511,315)		(463,367)
Total other expense	Ps.	(8,899,891)	Ps.	(8,125,461)	Ps.	(7,875,408)

 ________________________________

(1) The information was modified based on MFG's discontinued operation; see note 13.B.

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

31.1 Description of products and services from which each reportable segment derives its income

Grupo Aval is organized into four operating segments, which comprise the types of business detailed below:

–	The “banking services” segment comprises the following businesses: banking services, fund management and trust businesses and brokerage, storage companies, and entities that manage low-value payment systems.

–	The “Merchant Banking” segment comprises the following businesses: Gas and Energy Sector (includes natural gas and energy transportation and distribution businesses), Infrastructure Sector (includes road infrastructure projects, mainly construction services, and operation and maintenance), Hotel Sector (mainly includes hospitality services), Agribusiness Sector (mainly includes palm oil, rubber and rice businesses).

–	"Pension and Severance Fund Management" segment.

–	“Holding” segment, which is made up of Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.

Following organizational changes at the end of 2024, from 2025 Aval Casa de Bolsa and Aval Fiduciaria are no longer part of the Corficolombiana segment but instead form part of the banking services segment.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

For comparative purposes, information from previous periods has been presented to include this modification, in accordance with the requirements of IFRS 8 Operating Segments.

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

31.4 Information on net income, assets and liabilities of reportable operating segments

The following is the detail of the reportable financial information summarized for each segment as of December 31, 2025, 2024 and 2023:

Statement of Financial Position as of December 31, 2025

		Banking Services (1)		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
Assets
Trading assets	Ps.	19,875,670	Ps.	6,023,430	Ps.	3,248,790	Ps.	538	Ps.	(50,837)	Ps.	29,097,591
Investment securities		31,681,473		5,658,909		480,555		2,729,203		(1,297,525)		39,252,615
Hedging derivatives assets		139,954		96,604		—		—		—		236,558
Loans, net		183,544,710		2,473,729		—		981,276		(2,773,742)		184,225,973
Investments in associates and joint ventures		12,964,567		992,652		—		20,193,741		(32,836,531)		1,314,429
Other assets (3)		31,303,224		46,262,536		796,123		242,326		(1,994,319)		76,609,890
Non-current assets held for sale (4)		18,199,621		—		—		—		—		18,199,621
Total assets	Ps.	297,709,219	Ps.	61,507,860	Ps.	4,525,468	Ps.	24,147,084	Ps.	(38,952,954)	Ps.	348,936,677
Liabilities
Customer deposits	Ps.	201,765,281	Ps.	9,004,158	Ps.	1,540	Ps.	—	Ps.	(3,365,741)	Ps.	207,405,238
Financial obligations		43,469,748		23,016,910		257,322		5,417,571		(3,489,965)		68,671,586
Other liabilities (5)		8,445,439		12,465,276		661,778		244,918		(159,766)		21,657,645
Liabilities directly associated with non-current assets classified as held for sale (6)		16,459,367		—		—		—		—		16,459,367
Total liabilities	Ps.	270,139,835	Ps.	44,486,344	Ps.	920,640	Ps.	5,662,489	Ps.	(7,015,472)	Ps.	314,193,836

(1) As of December 2025, the assets and liabilities related to Multi Financial Group were no longer presented line by line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non current assets held for sale” and “Liabilities directly associated with non-current assets held for sale” respectively, see note 13.A.

(2) Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.

(3) Includes cash and cash equivalents for Ps. 19,354,710; intangible assets Ps. 18,506,391; other accounts receivable, net Ps. 24,458,906, tangible assets Ps. 9,608,300; income tax assets Ps. 4,238,231; non-current assets    held for sale Ps. 56,992 mainly on Banking Services segment and other assets Ps. 386,360.

(4) This corresponds to the reclassification to non-current assets held for sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

(5) Includes trading liabilities Ps. 1,951,439; hedging derivative liabilities Ps. 34,842; income tax liabilities Ps. 6,162,756; employee benefits Ps. 987,752; provisions Ps. 989,597 and other liabilities Ps. 11,531,259.

(6) This corresponds to the reclassification to liabilities directly associated with non-current assets classified as held for sale of Multi Financial Group operation as of December 31, 2025, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Statement of income as of December 31, 2025

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
External income
Interest income	Ps.	24,511,891	Ps.	1,059,341	Ps.	45,429	Ps.	302,537	Ps.	—	Ps.	25,919,198
Income from commissions and fees (2)		3,500,744		335		1,283,107		39		—		4,784,225
Income from sales of goods and services (2)		102,612		10,202,155		92,027		—		—		10,396,794
Net income (loss) trading		1,052,840		50,778		298,131		264		—		1,402,013
Net income from other financial instruments mandatory at fair value through profit or loss		—		623,163		—		—		—		623,163
Share of profit of equity accounted investees, net of tax		43,922		305,800		—		1,213		—		350,935
Dividends		8,136		118,564		—		—		—		126,700
Foreign exchange gains (losses), net		173,937		423,484		(6,117)		(6,314)		—		584,990
Other income (3)		314,974		27,315		10,839		—		—		353,128
Total external income	Ps.	29,709,056	Ps.	12,810,935	Ps.	1,723,416	Ps.	297,739	Ps.	—	Ps.	44,541,146

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	313,798	Ps.	61,995	Ps.	416	Ps.	38,975	Ps.	(415,184)	Ps.	—
Income from commissions and fees		31,904		3,311		616		253,803		(289,634)		—
Income from sales of goods and services		33,723		2,901		12,148		—		(48,772)		—
Net income (loss) trading		(911)		3,719		187		—		(2,995)		—
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—
Share of profit of equity accounted investees, net of tax		764,710		3,679		—		1,578,885		(2,347,274)		—
Dividends		633		3,305		—		—		(3,938)		—
Foreign exchange gains (losses), net		—		—		—		—		—		—
Other income		24,326		7,558		2,402		59		(34,345)		—
Total intersegment income		1,168,183		86,468		15,769		1,871,722		(3,142,142)		—
Total income	Ps.	30,877,239	Ps.	12,897,403	Ps.	1,739,185	Ps.	2,169,461	Ps.	(3,142,142)	Ps.	44,541,146

Expenses
Interest expense	Ps.	(15,408,294)	Ps.	(2,736,632)	Ps.	(8,123)	Ps.	(332,059)	Ps.	437,241	Ps.	(18,047,867)
Net impairment loss on financial assets		(3,486,883)		(53,881)		(3,440)		5,131		173		(3,538,900)
Expenses from commissions and fees		(1,026,904)		(13,019)		(118,263)		(478)		34,484		(1,124,180)
Costs and expenses of sales goods and services		(534,802)		(7,699,096)		(97,484)		—		22,308		(8,309,074)
Depreciation and amortization		(739,030)		(12,611)		(20,267)		(1,455)		2,915		(770,448)
Personnel expenses		(2,894,761)		(91,631)		(197,553)		(48,022)		51		(3,231,916)
Administrative expenses		(4,508,170)		(156,494)		(281,305)		(42,388)		291,128		(4,697,229)
Income tax expense		(160,432)		(955,843)		(289,076)		(27,338)		(19)		(1,432,708)
Other expense (4)		(174,886)		(4,462)		(20,664)		(163)		(123)		(200,298)
Total expenses	Ps.	(28,934,162)	Ps.	(11,723,669)	Ps.	(1,036,175)	Ps.	(446,772)	Ps.	788,158	Ps.	(41,352,620)
Net income from continuing operations	Ps.	1,943,077	Ps.	1,173,734	Ps.	703,010	Ps.	1,722,689	Ps.	(2,353,984)	Ps.	3,188,526
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	See note 28, net income from contracts with customers.
(3)

Includes Net gain on sale of debt securities for Ps. (18,431); Gain on the sale of non-current assets held for sale Ps. 11,888; net gain in asset valuation Ps. 71,701 and other operating income Ps. 287,970.

(4)	Includes loss from sale of non-current assets held for sale Ps. (2,537) and other operating expenses Ps. (197,761).

Revenue from contracts with customers as of December 31, 2025

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Timing of revenue recognition
At a point in time	Ps.	239,936	Ps.	992,511	Ps.	91,914	Ps.	253,842	Ps.	(268,890)	Ps.	1,309,313
Over time		3,429,047		9,216,191		1,295,984		—		(69,516)		13,871,706
Total (2)	Ps.	3,668,983	Ps.	10,208,702	Ps.	1,387,898	Ps.	253,842	Ps.	(338,406)	Ps.	15,181,019
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	See note 28, net income from contracts with customers.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Statement of Financial Position as of December 31, 2024

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Assets
Trading assets	Ps.	13,555,942	Ps.	4,090,787	Ps.	2,595,230	Ps.	452	Ps.	(79,197)	Ps.	20,163,214
Investment securities		32,530,703		4,515,967		359,677		2,890,407		(1,134,136)		39,162,618
Hedging derivatives assets		52,717		1,302		—		—		—		54,019
Loans, net		12,423,684		1,113,455		—		19,365,473		(31,472,016)		1,430,596
Investments in associates and joint ventures		188,660,193		2,915,873		—		1,196,398		(2,642,978)		190,129,486
Other assets (2)		30,269,203		47,993,518		958,301		282,024		(2,583,596)		76,919,450
Total assets	Ps.	277,492,442	Ps.	60,630,902	Ps.	3,913,208	Ps.	23,734,754	Ps.	(37,911,923)	Ps.	327,859,383
Liabilities
Customer deposits	Ps.	196,217,644	Ps.	8,581,604	Ps.	1,343	Ps.	—	Ps.	(3,928,414)	Ps.	200,872,177
Financial obligations		47,474,153		22,580,320		35,037		6,021,671		(3,287,406)		72,823,775
Other liabilities (3)		7,150,306		13,135,589		636,416		217,203		(139,001)		21,000,513
Total liabilities	Ps.	250,842,103	Ps.	44,297,513	Ps.	672,796	Ps.	6,238,874	Ps.	(7,354,821)	Ps.	294,696,465
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	Includes cash and cash equivalents for Ps. 16,998,859; intangible assets Ps. 19,296,486; other accounts receivable, net Ps. 27,958,402, tangible assets Ps. 7,243,441; income tax assets Ps. 4,778,103; non-current assets held for sale Ps. 105,214 mainly on Banking Services segment and other assets Ps. 538,945.
(3)	Includes trading liabilities Ps. 1,011,934; Hedging derivative liabilities Ps. 21,658; income tax liabilities Ps. 5,863,966; employee benefits Ps. 1,003,303; provisions Ps. 1,102,671 and other liabilities Ps. 11,996,981.

Statement of Income as of December 31, 2024

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
External income
Interest income	Ps.	25,526,815	Ps.	1,054,990	Ps.	50,185	Ps.	339,912	Ps.	—	Ps.	26,971,902
Income from commissions and fees (2)		3,292,932		10,028		1,174,644		—		—		4,477,604
Income from sales of goods and services (2)		100,418		10,865,477		82,705		—		—		11,048,600
Net income (loss) trading		794,807		349,599		257,153		175		—		1,401,734
Net income from other financial instruments mandatory at fair value through profit or loss		—		350,919		—		—		—		350,919
Share of profit of equity accounted investees, net of tax		55,273		317,598		—		5,525		—		378,396
Dividends		6,590		135,277		—		—		—		141,867
Foreign exchange gains (losses), net		(102,610)		(375,292)		20,423		4,844		—		(452,635)
Other income (3)		511,354		76,663		(10,439)		971		—		578,549
Total external income	Ps.	30,185,579	Ps.	12,785,259	Ps.	1,574,671	Ps.	351,427	Ps.	—	Ps.	44,896,936

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	333,763	Ps.	55,312	Ps.	1,158	Ps.	37,181	Ps.	(427,414)	Ps.	—
Income from commissions and fees		36,138		22,527		1,295		284,991		(344,951)		—
Income from sales of goods and services		31,575		1,929		11,270		—		(44,774)		—
Net income (loss) trading		60		765		(634)		—		(191)		—
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—
Share of profit of equity accounted investees, net of tax		624,213		504		—		837,685		(1,462,402)		—
Dividends		698		2,246		—		—		(2,944)		—
Foreign exchange gains (losses), net		—		—		—		—		—		—
Other income		28,954		20,224		2,261		150		(51,589)		—
Total intersegment income		1,055,401		103,507		15,350		1,160,007		(2,334,265)		—
Total income	Ps.	31,240,980	Ps.	12,888,766	Ps.	1,590,021	Ps.	1,511,434	Ps.	(2,334,265)	Ps.	44,896,936

Expenses

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Interest expense	Ps.	(17,097,807)	Ps.	(3,020,339)	Ps.	(6,253)	Ps.	(371,581)	Ps.	451,489	Ps.	(20,044,491)
Net impairment loss on financial assets		(3,987,888)		(53,943)		(6,725)		805		1,428		(4,046,323)
Expenses from commissions and fees		(925,106)		(10,801)		(101,226)		(465)		35,973		(1,001,625)
Costs and expenses of sales goods and services		(490,891)		(8,015,947)		(87,090)		—		22,683		(8,571,245)
Depreciation and amortization		(645,214)		(10,364)		(19,778)		(1,774)		2,929		(674,201)
Personnel expenses		(2,706,135)		(87,926)		(185,876)		(42,295)		71		(3,022,161)
Administrative expenses		(4,174,647)		(151,186)		(269,299)		(37,046)		339,989		(4,292,189)
Income tax expense		24,948		(661,147)		(262,774)		(42,586)		(419)		(941,978)
Other expense (4)		(132,685)		(5,928)		3,119		(152)		(1,264)		(136,910)
Total expenses	Ps.	(30,135,425)	Ps.	(12,017,581)	Ps.	(935,902)	Ps.	(495,094)	Ps.	852,879	Ps.	(42,731,123)
Net income from continuing operations	Ps.	1,105,555	Ps.	871,185	Ps.	654,119	Ps.	1,016,340	Ps.	(1,481,386)	Ps.	2,165,813
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	See note 28, net income from contracts with customers.
(3)	Includes Net gain on sale of debt and equity securities for Ps. 149,612; Gain on the sale of non-current assets held for sale Ps. 20,110; net gain in asset valuation Ps. 27,863 and other operating income Ps. 380,964.
(4)	Includes loss from sale of non-current assets held for sale Ps. (2,064) and other operating expenses Ps. (134,846).

Revenue from contracts with customers as of December 31, 2024

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Timing of revenue recognition
At a point in time	Ps.	178,640	Ps.	507,425	Ps.	84,808	Ps.	284,991	Ps.	(304,843)	Ps.	751,021
Over time		3,282,423		10,392,536		1,185,106		—		(84,882)		14,775,183
Total (2)	Ps.	3,461,063	Ps.	10,899,961	Ps.	1,269,914	Ps.	284,991	Ps.	(389,725)	Ps.	15,526,204
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	See note 28, net income from contracts with customers.

Statement of Income as of December 31, 2023

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
External income
Interest income	Ps.	26,046,419	Ps.	1,128,299	Ps.	117,076	Ps.	359,905	Ps.	—	Ps.	27,651,699
Income from commissions and fees (2)		3,227,104		10,316		978,344		—		—		4,215,764
Income from sales of goods and services (2)		107,864		11,069,075		46,617		—		—		11,223,556
Net income (loss) trading		(1,223,704)		9,659		294,784		96		—		(919,165)
Net income from other financial instruments mandatory at fair value through profit or loss		—		323,685		—		—		—		323,685
Share of profit of equity accounted investees, net of tax		41,277		326,328		—		3,792		—		371,397
Dividends		6,287		113,701		—		—		—		119,988
Foreign exchange gains (losses), net		1,581,029		686,103		(11,757)		(1,495)		—		2,253,880
Other income (3)		647,202		147,672		28,419		267		—		823,560
Total external income	Ps.	30,433,478	Ps.	13,814,838	Ps.	1,453,483	Ps.	362,565	Ps.	—	Ps.	46,064,364

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (2)		Eliminations		Total
Intersegment income
Interest income	Ps.	375,235	Ps.	159,617	Ps.	3,588	Ps.	31,624	Ps.	(570,064)	Ps.	—
Income from commissions and fees		27,160		20,231		254		292,641		(340,286)		—
Income from sales of goods and services		2,324		1,844		38,373		—		(42,541)		—
Net income (loss) trading		80		2,201		5,315		—		(7,596)		—
Net income from other financial instruments mandatory at fair value through profit or loss		—		—		—		—		—		—
Share of profit of equity accounted investees, net of tax		830,683		(341)		—		642,720		(1,473,062)		—
Dividends		453		1,449		—		—		(1,902)		—
Foreign exchange gains (losses), net		—		—		—		—		—		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Other income		53,102		(446)		(24,025)		835		(29,466)		—
Total intersegment income		1,289,037		184,555		23,505		967,820		(2,464,917)		—
Total income	Ps.	31,722,515	Ps.	13,999,393	Ps.	1,476,988	Ps.	1,330,385	Ps.	(2,464,917)	Ps.	46,064,364

Expenses
Interest expense	Ps.	(18,422,681)	Ps.	(3,434,024)	Ps.	(56,927)	Ps.	(519,869)	Ps.	677,052	Ps.	(21,756,449)
Net impairment loss on financial assets		(4,019,404)		(25,904)		1,965		12,578		1,286		(4,029,479)
Expenses from commissions and fees		(890,342)		(8,116)		(104,773)		(430)		29,411		(974,250)
Costs and expenses of sales goods and services		(443,840)		(7,498,858)		(79,794)		—		16,895		(8,005,597)
Depreciation and amortization		(605,861)		(9,093)		(16,786)		(1,736)		2,788		(630,688)
Personnel expenses		(2,536,809)		(84,897)		(195,469)		(39,779)		111		(2,856,843)
Administrative expenses		(4,069,433)		(138,700)		(259,331)		(67,494)		335,282		(4,199,676)
Income tax expense		177,641		(1,259,607)		(172,943)		(56,966)		2,802		(1,309,073)
Other expense (4)		(147,685)		(10,813)		(32,721)		82,111		(79,093)		(188,201)
Total expenses	Ps.	(30,958,414)	Ps.	(12,470,012)	Ps.	(916,779)	Ps.	(591,585)	Ps.	986,534	Ps.	(43,950,256)
Net income from continuing operations	Ps.	764,101	Ps.	1,529,381	Ps.	560,209	Ps.	738,800	Ps.	(1,478,383)	Ps.	2,114,108
(1)Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)See note 28, net income from contracts with customers.
(3)Includes Net gain on sale of debt and equity securities for Ps. 82,936; Gain on the sale of non-current assets held for sale Ps. 45,873; net gain in asset valuation Ps. 82,535 and other operating income Ps. 612,216.
(4)Includes loss from sale of non-current assets held for sale Ps. (250) and other operating expenses Ps. (187,951).

Revenue from contracts with customers as of December 31, 2023

		Banking Services		Merchant Banking		Pension and Severance Fund Management		Holding (1)		Eliminations		Total
Timing of revenue recognition
At a point in time	Ps.	152,012	Ps.	398,543	Ps.	75,527	Ps.	292,641	Ps.	(315,340)	Ps.	603,383
Over time		3,212,440		10,702,923		988,061		—		(67,487)		14,835,937
Total (2)	Ps.	3,364,452	Ps.	11,101,466	Ps.	1,063,588	Ps.	292,641	Ps.	(382,827)	Ps.	15,439,320
(1)	Includes Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.
(2)	See note 28, net income from contracts with customers.

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

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

31.6 Income by Country

Grupo Aval’s revenues for each individual country for which revenues are significant, are the following during the years ended December 31, 2025, 2024 and 2023:

		December 31, 2025

		Country
		Colombia		Panamá		Barbados		Perú		Brazil		Total income
Interest income	Ps.	25,193,352	Ps.	612,961	Ps.	75,175	Ps.	37,709	Ps.	1	Ps.	25,919,198
Income from commissions and fees		4,765,239		16,471		2,515		—		—		4,784,225
Banking service fees		1,715,266		15,567		2,515		—		—		1,733,348
Pension and severance fund management		1,282,053		—		—		—		—		1,282,053
Credit card fees		934,968		381		—		—		—		935,349
Trust activities and portfolio management services		569,710		—		—		—		—		569,710
Bonded warehouse services		203,814		—		—		—		—		203,814
Office network services		20,228		—		—		—		—		20,228
Commissions on drafts, checks and checkbooks		17,129		523		—		—		—		17,652
Other commissions		22,071		—		—		—		—		22,071
Share of profit of equity accounted investees, net of tax		350,935		—		—		—		—		350,935
Dividends		126,218		161		321		—		—		126,700
Income from sales of goods and services		9,440,607		—		—		956,187		—		10,396,794
Energy and gas		5,912,997		—		—		929,022		—		6,842,019
Infrastructure		2,251,323		—		—		—		—		2,251,323
Hotels		705,370		—		—		27,165		—		732,535
Agribusiness		302,811		—		—		—		—		302,811
Other services		268,106		—		—		—		—		268,106
Other income		2,916,127		19,605		3,011		24,551		—		2,963,294
Total income	Ps.	42,792,478	Ps.	649,198	Ps.	81,022	Ps.	1,018,447	Ps.	1	Ps.	44,541,146

		December 31, 2024

		Country
		Colombia		Panamá		Barbados		Perú		Other countries (1)		Total income
Interest income	Ps.	26,169,433	Ps.	684,979	Ps.	74,752	Ps.	42,731	Ps.	7	Ps.	26,971,902
Income from commissions and fees		4,459,083		15,956		2,565		—		—		4,477,604
Banking service fees		1,596,470		15,032		2,565		—		—		1,614,067
Pension and severance fund management		1,174,608		—		—		—		—		1,174,608
Credit card fees		962,397		377		—		—		—		962,774
Trust activities and portfolio management services		495,929		—		—		—		—		495,929
Bonded warehouse services		181,804		—		—		—		—		181,804
Office network services		16,289		—		—		—		—		16,289
Commissions on drafts, checks and checkbooks		19,575		547		—		—		—		20,122
Other commissions		12,011		—		—		—		—		12,011
Share of profit of equity accounted investees, net of tax		378,396		—		—		—		—		378,396
Dividends		141,867		—		—		—		—		141,867
Income from sales of goods and services		10,009,174		—		—		1,039,426		—		11,048,600
Energy and gas		5,893,834		—		—		1,015,088		—		6,908,922
Infrastructure		2,950,048		—		—		—		—		2,950,048
Hotels		606,880		—		—		24,338		—		631,218
Agribusiness		309,868		—		—		—		—		309,868
Other services		248,544		—		—		—		—		248,544
Other income		1,846,367		15,842		286		16,072		—		1,878,567
Total income	Ps.	43,004,320	Ps.	716,777	Ps.	77,603	Ps.	1,098,229	Ps.	7	Ps.	44,896,936

(1) Costa Rica and Cayman Islands.

		December 31, 2023

		Country
		Colombia		Panamá		Barbados		Perú		Other countries (1)		Total income
Interest income	Ps.	26,970,768	Ps.	568,515	Ps.	62,818	Ps.	49,582	Ps.	16	Ps.	27,651,699
Income from commissions and fees		4,196,458		17,071		2,116		119		—		4,215,764
Banking service fees		1,526,772		16,104		2,116		119		—		1,545,111
Pension and severance fund management		978,504		—		—		—		—		978,504
Credit card fees		986,721		408		—		—		—		987,129
Trust activities and portfolio management services		463,194		—		—		—		—		463,194
Bonded warehouse services		188,191		—		—		—		—		188,191

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		December 31, 2023

		Country
Office network services		21,638		—		—		—		—		21,638
Commissions on drafts, checks and checkbooks		22,382		559		—		—		—		22,941
Other commissions		9,056		—		—		—		—		9,056
Share of profit of equity accounted investees, net of tax		371,397		—		—		—		—		371,397
Dividends		119,988		—		—		—		—		119,988
Income from sales of goods and services		10,305,957		—		—		917,599		—		11,223,556
Energy and gas		5,263,794		—		—		894,822		—		6,158,616
Infrastructure		3,954,197		—		—		—		—		3,954,197
Hotels		576,118		—		—		22,777		—		598,895
Agribusiness		296,804		—		—		—		—		296,804
Other services		215,044		—		—		—		—		215,044
Other income		2,487,761		(11,091)		(294)		5,584		—		2,481,960
Total income	Ps.	44,452,329	Ps.	574,495	Ps.	64,640	Ps.	972,884	Ps.	16	Ps.	46,064,364

(1) Costa Rica and Cayman Islands.

During the years ended December 31, 2025, 2024 and 2023, Grupo Aval reported no concentration of revenue in customers with more than a 10% share of revenue from ordinary activities.

The foregoing analysis is based on the customer's domicile. Income from off- shore entities of Colombian customers are reported as income from Colombia. The revenues include income from interest, fees, commissions and other operating income.

31.7 Non-current assets by Country

The main non-current assets are detailed below according to the presentation based on the degree of liquidity for each country for the periods ending December 31, 2025 and 2024:

December 31, 2025	Own – use Property, plant and equipment, net (1)		Intangible assets (2)
Colombia	Ps.	6,683,911	Ps.	15,416,562
Perú		219,778		3,081,888
Panamá		31,603		7,063
Barbados		145		878
Total (3)	Ps.	6,935,437	Ps.	18,506,391

December 31, 2024	Own – use Property, plant and equipment, net (1)		Intangible assets (2)
Colombia	Ps.	4,053,729	Ps.	15,707,679
Perú		187,063		3,296,377
Panamá		359,176		291,221
Barbados		137		1,209
Total	Ps.	4,600,105	Ps.	19,296,486

(1) see note 15.1

(2) see notes 16 to 18.

(3) As of December 2025, the assets related to Multi Financial Group (MFG) were no longer presented line-by-line on the Consolidated Statements of Financial Position and were instead reported in a single line item within “Non-current assets held for sale”, see note 13.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

The table below shows the total assets of unconsolidated structured entities in which Grupo Aval had an interest at the reporting date and its maximum exposure to loss in relation to those interests:

Nature and risks associated with Grupo Aval’s interests in unconsolidated structured entities

	Grupo		funds
	Aval’s managed		managed by
December 31, 2025	funds		other entities (Nexus and Pactia)		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	5,196,240	Ps.	4,086,202	Ps.	9,282,442
Other account receivables		46,899		—		46,899
Total assets in relation to Grupo Aval’s interests in the unconsolidated structured entities		5,243,139		4,086,202		9,329,341
Grupo Aval’s maximum exposure (1)	Ps.	5,243,139	Ps.	4,086,202	Ps.	9,329,341

(1) Represent 2.67%, respectively of the Grupo Aval’s managed funds total assets.

	Grupo		funds
	Aval’s managed		managed by
December 31, 2024	funds		other entities (Nexus and Pactia)(1)		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	4,138,387	Ps.	3,099,853	Ps.	7,238,240
Other account receivables		36,578		107		36,685
Total assets in relation to Grupo Aval’s interests in the unconsolidated structured entities		4,174,965		3,099,960		7,274,925
Grupo Aval’s maximum exposure (2)	Ps.	4,174,965	Ps.	3,099,960	Ps.	7,274,925

(1) Includes the Private Equity Fund Pactia Inmobiliario, as of October 29, 2024, for a value of Ps. 324,220.

(2) Represent 2.22%, respectively of the Grupo Aval’s managed funds total assets.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

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

Sales and repurchase agreements are transactions in which Grupo Aval sells securities and simultaneously agrees to repurchase them (or assets that are substantially the same) at a fixed price on a future date. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because Grupo Aval and its Subsidiaries sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2025, the financial assets held for trading that are being used as collateral under repurchase agreements amounted to Ps. 8,702,596 and as of December 31, 2024 Ps. 6,452,275 (see note 5.1.1 only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC), the financial investments debt securities at amortized cost that are being used as collateral under repurchase agreements as of December 2025 amounted to Ps. 2,941,510 and as of December 31, 2024 Ps. 4,076,356 (see note 9.3.1) and the financial investments debt securities FVOCI that are being used as collateral under repurchase agreements as of December 2025 amounted to Ps. 10,475,058 and as of December 31, 2024 Ps. 10,190,595 (see note 5.1.2 only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC).Securities lending

ii. Securities lending

As of December 31, 2025, and 2024 Grupo Aval has not recorded securities lending.

Transfer of financial assets that are derecognized in their entirety.

i.     Securitizations

As of December 31, 2025, and 2024 Grupo Aval has not recorded securitizations.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

●	Authorization levels are defined within the governance and control structure, assigned as may be deemed adequate as a function of the magnitude and type of transaction, keeping the evidence of such authorizations.
●	It should be verified that related party transactions are carried out for a good and valuable consideration, at market conditions, maintaining a financial equilibrium in the relationships between the entities participating in the operation.

Balances as of the year ended December 31, 2025 and 2024, with related parties, are detailed in the following tables:

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2025	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Cash and equivalents	Ps.	—	Ps.	—	Ps.	—	Ps.	4,409	Ps.	—
Financial assets in investments		—		—		1,814,536		1,974,721		—
Financial assets in credit operations		20,582		7,624		696,239	(**)	2,748,562		6,083
Accounts receivable		—		1		43,423		2,074,649		—
Other assets		—		—		10,033		4,566		59

Liabilities
Deposits	Ps.	239,610	Ps.	35,305	Ps.	122,354	Ps.	1,320,671	Ps.	5,295
Accounts payable		398		389		33,379		317,642		1
Financial obligations		—		—		—	(1)	302,194		—
Other liabilities		—		7		403		16,001		—

(*) Include family members

(**) Include one loan for Ps. 981,276 at 36 months with SOFR rate 3M + 3.5%

(1) This amount represents MFG balances resulting from transactions with BAC entities, which are classified as liabilities related to non-current assets held for sale.

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

(*) Include family members

(**) Includes one loan for Ps. 1,196,398 at 36 months with SOFR rate 3M + 3.5% with respect to the loan corresponding to the IBR rate 3M + 4.5%, it was cancelled until December 2024

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Transactions during the years ended as of December 31, 2025, 2024 and 2023, with related parties are as follows:

a.	Profit or loss

	Individuals					Entities
	Individuals with									Entities with
	control			Key		Associates		Entities		significant
	over Grupo			management		and joint		controlled by		influence by
December 31, 2025	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	471	Ps.	576	Ps.	72,825	Ps.	516,465	Ps.	267
Fees income and commissions		16		32		134,113		218,623		35
Leases		—		—		1,900		25		—
Other income		—		34		485,421		11,234		55

Expenses
Financial expenses	Ps.	(6,248)	Ps.	(2,399)	Ps.	(9,901)	Ps.	(147,592)	Ps.	(204)
Fees expenses and commissions		(29)		(5,685)		(163,517)		(6,760)		(87)
Operating expenses		(590)		(13,448)		(987)		(5,403)		—
Other expenses		(52)		(111)		(313,292)		(48,116)		(187)

(*) Include family members

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2024	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	492	Ps.	516	Ps.	101,632	Ps.	558,438	Ps.	504
Fees income and commissions		15		25		65,007		155,392		33
Leases		—		—		1,751		26		—
Other income		—		7		458,918		8,879		40

Expenses
Financial expenses	Ps.	(2,539)	Ps.	(1,311)	Ps.	(10,639)	Ps.	(73,476)	Ps.	(490)
Fees expenses and commissions		(4)		(3,939)		(132,153)		(2,524)		(52)
Operating expenses		(579)		(9,348)		(1,147)		(5,139)		—
Other expenses		(16)		(41)		(170,952)		(96,707)		(1)

(*) Include family members

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2023	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	550	Ps.	611	Ps.	92,029	Ps.	618,120	Ps.	24,009
Fees income and commissions		4		25		28,853		157,205		33
Leases		—		—		1,574		76		—
Other income		3		14		480,565		30,809		51

Expenses
Financial expenses	Ps.	(4,412)	Ps.	(3,581)	Ps.	(10,337)	Ps.	(80,165)	Ps.	(281)
Fees expenses and commissions		(4)		(2,801)		(91,646)		(4,044)		(171)
Operating expenses		(706)		(15,735)		(408)		(5,517)		—
Other expenses		(11)		(8)		(173,899)		(100,632)		—

(*) Include family members

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

b.	Compensation of Key Management Personnel

The compensation received by the key personnel of the management comprises the following:

	Year ended as of
	December 31,		December 31,		December 31,
Items	2025		2024		2023
Salaries	Ps.	41,462	Ps.	38,904	Ps.	36,222
Short term benefits for employees		6,768		4,731		6,741
Termination benefits		—		—		8,754
Long term benefits for employees		458		541		—
Fees		5,798		3,939		2,418
Total	Ps.	54,486	Ps.	48,115	Ps.	54,135

Transactions with our related parties correspond primarily to the normal course of banking business activities carried out under market conditions. Such transactions include demand and saving deposits, time deposits, commercial, consumer and mortgage loans, financial leases, payment of dividends and or interest.

NOTE 35 – SIGNIFICANT EVENTS

Zelestra Corporación S.A.U.

On December 5, 2025, Promigas S.A. E.S.P., a subsidiary of Corficolombiana, entered into an agreement with Zelestra Corporación S.A.U. to acquire 100% of the shares of the companies that own a regional renewable energy generation platform with a presence in Colombia, Chile, and Peru.

The platform includes a portfolio of projects with a contracted capacity of 1.4 gigawatts, as well as an additional portfolio of projects in various stages of development exceeding 2.1 gigawatts of potential installed capacity.

The closing of this transaction is subject to completing the required procedures before the competition authorities of Colombia and Peru, and to the fulfillment of customary conditions precedent for this type of transaction, which are expected to be obtained in the coming months.

Banco Itaú Colombia S.A. and Banco Itaú Panamá

On December 22, 2025, Banco de Bogotá S.A. and Banco de Bogotá (Panamá) S.A. entered into a commercial offer with Banco Itaú Colombia S.A. and Banco Itaú Panamá, with the purpose of executing the transfer of certain assets, liabilities, and contracts of the offering entities. With the acquisition of Itaú’s retail banking business, approximately 277,000 clients would be transferred. The consummation and closing of this transaction are subject to prior approval by the Colombian Superintendency of Finance and to the fulfillment of other customary conditions precedent for this type of transaction.

NOTE 36 – SUBSEQUENT EVENTS

Concesionario Sencia S.A.S.

On January 6, 2026, Corficolombiana S.A., through Corfiinvest S.A.S. (an investment vehicle), entered into an agreement to acquire 51% of the shares of Sencia S.A.S. (“Sencia”) for Ps. 85,949. Sencia is the concessionaire of the Public Private Partnership for the renovation, construction, operation, and maintenance of the sports complex at the “El Campín” Stadium, one of the country’s most significant urban and entertainment infrastructure projects. The concession has an estimated term of 29 years, an approximate investment of Ps. 2,407,343, and a construction period of approximately 4.5 years.

The acquisition was completed on January 15, 2026, once the conditions established in the referred agreement had been fulfilled - obtained control of Sencia, whereby Corfiinvest came to hold 51% of the share capital and thus obtained control of Sencia.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

As of the date of issuance of these consolidated financial statements, the purchase price allocation is preliminary. The Company is evaluating the fair values of the identifiable assets and liabilities assumed, including intangible assets related to the concession and any resulting goodwill.

The accounting will be finalized within the measurement period established by IFRS 3 (up to one year from the acquisition date), during which the provisional amounts may be revised to reflect information about conditions existing at that date.

The preliminary values related to the acquisition process are detailed below:

		At December 31,
		2025
Total assets	Ps.	104,211
Total liabilities		(13,156)
Net of assets acquired and liabilities assumed from Sencia	Ps.	91,055

Percentage acquired		51%
Book value of the percentage acquired	Ps.	46,438
Payment amount	Ps.	85,949

Aval Fiduciaria

On September 23, 2025, through Resolution 1777 of 2025, the Colombian Superintendency of Finance approved the partial spin-off of Fiduciaria Occidente S.A., Fiduciaria Popular S.A., and Fiduciaria Bogotá S.A., in favor of Aval Fiduciaria S.A.

The transaction involves the transfer of all fiduciary activities—comprising assets, liabilities, contracts, and other associated operational elements—as well as the contractual position of the fiduciary businesses, in order to integrate them into a unified corporate model.

The General Shareholders’ Meeting of the companies involved ratified the spin‑off, which was formally completed on January 1, 2026, through public deeds No. 2625 and No. 2647. As a result, control of the assets, liabilities, and businesses subject to the spin‑off was recognized as of the date on which those deeds became effective.

As part of the consideration agreed in the corporate reorganization process, Aval Fiduciaria will issue ordinary shares for an estimated amount of Ps. 91,085. As a result, Grupo Aval’s direct and indirect ownership interest in Aval Fiduciaria decreased from 98.47% to 77.25%.

Wealth tax 2026

In the context of the State of Economic, Social and Ecological Emergency declared through Legislative Decree No. 0150 of February 11, 2026, the Colombian National Government enacted Legislative Decree No. 0173 of February 24, 2026, which introduced temporary tax measures related to the wealth tax, aimed at financing extraordinary expenditures of the General Budget of the Nation arising from such emergency. Pursuant to this decree, an exceptional wealth tax was established for a single fiscal year (fiscal year 2026), applicable to legal entities. This measure temporarily expands the scope of taxpayers subject to the net wealth tax, as regulated in the Colombian Tax Code. The taxable event is the holding of net assets with a value equal to or greater than 200,000 Tax Value Units (UVT) as of March 1, 2026, applicable to Colombian entities subject to corporate income tax. The established tax rate is 1.6% for financial and extractive entities and 0.5% for all other entities. The tax is non-recurring and applies exclusively to the 2026 fiscal year. The estimated tax liability for Grupo Aval and its subsidiaries is Ps. 312,801.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

Multi Financial Group Inc.

On March 18, 2026, Banco de Bogotá S.A. after obtaining the required regulatory authorizations and fulfilling the agreed precedent conditions, the transaction related to the purchase and sale of 99.569068% of the shares of Multi Financial Group Inc. between BAC International Corporation (BIC), as buyer, and Multi Financial Holding, Inc., as seller, had been completed. The transaction price was set at U.S.$ 464 million (Ps. 1,719,674).

General Meeting of Shareholders

The General Meeting of Shareholders that took place on March 27, 2026, approved the following:

Net income for period ended December 31, 2025 included in the unconsolidated financial statements of Grupo Aval	Ps.	1,735,360
Occasional reserve release at the disposal of the General Meeting of Shareholders	Ps.	7,711,039
Total Income available for disposal of the General Meeting of Shareholders	Ps.	9,446,399
Dividends

To distribute a cash profit of Ps. 2.65 per share per month during the months of April 2026 to March 2027, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting.

Total dividends declared	Ps.	755,043
Total shares outstanding		23,743,475,754

To Occasional reserve at the disposal of General Meeting of Shareholders	Ps.	8,691,356

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ María Lorena Gutiérrez Botero
	Name:	María Lorena Gutiérrez Botero
	Title:	President

Date: April 16, 2026

192